Form 20-F
period 2017-12-31
Banco Santander (Mexico) S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2018-03-28
CIK 1698287

Use these links to rapidly review the document

PART III
Table of Content

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                             to

Commission file number: 001-35658

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Exact name of Registrant as specified in its charter)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 Mexico City

(Address of principal executive offices)

Fernando Borja Mujica
Deputy General Legal and Compliance Director
BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 Mexico City
Telephone: +(52) 55-5257-8000
Fax: +52 55-5269-2701

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing five shares of the Series B common stock of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México., par value of Ps.3.780782962	New York Stock Exchange
Series B shares, par value of Ps.3.780782962	New York Stock Exchange*

*
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México's Series B shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$500,000,000 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock or common stock as of the close of the period covered by the annual report.

Series B shares: 3,322,685,212
Series F shares: 3,464,309,145

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

 BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

        Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20 F to "Banco Santander Mexico," "SanMex," the "Bank," "we," "our," "ours," "us" or similar terms, refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.

        When we refer to "Banco Santander Parent" or the "Parent," we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

        When we refer to "Former Holding Company," we refer to Grupo Financiero Santander México, S.A.B. de C.V., our former parent. When we refer to "Grupo Financiero Santander Mexico" we refer to Grupo Financiero Santander México, S.A. de C.V. our new parent company as of January 1, 2018. When we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer, we refer to the Former Holding Company's brokerage subsidiary, which is now owned by Grupo Financiero Santander México, a wholly-owned subsidiary of Banco Santander Parent.

        When we refer to "Gestión Santander," we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013). When we refer to "Seguros Santander" we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

        When we refer to the "Santander Group," we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

        References in this annual report on Form 20-F to certain financial terms have the following meanings:

  •
  References to "IFRS" are to the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee.

  •
  References to "Mexican Banking GAAP" are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or "CNBV") for credit institutions, as amended. These accounting standards apply to holding companies when the principal subsidiary is a bank.

  •
  References to our "audited financial statements" are to the audited consolidated financial statements of Banco Santander Mexico as of December 31, 2016 and 2017, and for each of the fiscal years ended December 31, 2015, 2016 and 2017, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this annual report on Form 20-F.

  •
  References herein to "UDIs" are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower's nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2017, one UDI was equal to Ps.5.93455 (U.S.$0.3018).

        As used in this annual report on Form 20-F, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation."

  •
  "Capital Ratio" refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

  •
  "General Rules Applicable to Mexican Banks" means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

  •
  "Mexican Capitalization Requirements" refers to the capitalization requirements for commercial banks, including Banco Santander Mexico, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

  •
  "Tier 1 capital (capital básico)" means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

  •
  "Tier 2 capital (capital complementario)" means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

        As used in this annual report on Form 20-F, the term "billion" means one thousand million (1,000,000,000).

        In this annual report on Form 20-F, the term "Mexico" refers to the United Mexican States. The terms "Mexican government" or the "government" refer to the federal government of Mexico, and the term "Mexican Central Bank" refers to Banco de México. References to "U.S.$," "U.S. dollars" and "dollars" are to United States dollars, and references to "Mexican pesos," "pesos," or "Ps." are to Mexican pesos. References to "euros" or "€" are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

        Market position.    We make statements in this annual report on Form 20-F about our competitive position and market share in the Mexican financial services industry and the market size of the Mexican financial services industry. We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

        Currency and accounting standards.    We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2014, 2015, 2016 and 2017 and our consolidated balance sheet data as of January 1, 2014 and as of December 31, 2014, 2015, 2016 and 2017, included in this annual report on Form 20-F, have been audited under the standards of the PCAOB, and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

        IFRS differs in certain significant respects from Mexican Banking GAAP. We adopted IFRS in 2014. While we have prepared our consolidated financial data as of January 1, 2014 and for the years ended December 31, 2014, 2015, 2016 and 2017 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this annual report on Form 20-F has been prepared in accordance with IFRS.

        Effect of rounding.    Certain amounts and percentages included in this annual report on Form 20-F and in our audited financial statements have been rounded for ease of presentation. Percentage figures included in this annual report on Form 20-F have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this annual report on Form 20-F may vary from those obtained by performing the same calculations using the figures in our audited financial statements. Certain other amounts that appear in this annual report on Form 20-F may not sum due to rounding.

        Exchange rates and translation into U.S. dollars.    This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.19.6629 to U.S.$1.00, the rate calculated on December 29, 2017 (the last business day in December) and published on January 2, 2018 in the Federal Official Gazette by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See "Item 3. Key Information—A. Selected Financial Data—Exchange Rates" for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

        Refinements to our impairment models.    During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See "Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for impairment losses and provisions for off-balance sheet risk" and Note 2.h to our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

v

GLOSSARY OF SELECTED TERMS

        The following is a glossary of selected terms used in this annual report on Form 20-F.

Afore	An entity established pursuant to Mexican law that manages independent retirement accounts. The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores' stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker
ALCO

Our Assets and Liabilities Committee (Comité de Activos y Pasivos), which is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity

Basel III

An international framework of capital and liquidity standards for internationally active banking organizations that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard. The Basel III framework was designed by the Basel Committee in 2010

Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries
Bonding Companies Law	Ley Federal de Instituciones de Fianzas
BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)
Cetes	Mexican Treasury bills (Certificados de la Tesorería de la Federación)
CDI	Certificate of interbank deposit
CFC	Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica)
CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)
CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)
COFECE	Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica)
CONSAR	Mexican National Commission for the Retirement Savings Systems (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)
CRM	Customer relationship management
Exchange Act	Securities Exchange Act of 1934, as amended
General Law of Ancillary Credit Organizations and Activities	Ley General de Organizaciones y Actividades Auxiliares del Crédito
General Law of Negotiable Instruments and Credit Transactions	Ley General de Títulos y Operaciones de Crédito
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS

International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)
Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)
Insurance Companies Law	Ley General de Instituciones y Sociedades Mutualistas de Seguros
Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión
IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)
IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)
Law of the Mexican Central Bank	Ley del Banco de México
LCR	Liquidity coverage ratio
LGD	Loss given default
MexDer	Mexican Derivatives Exchange (Mercado Mexicano de Derivados, S.A. de C.V.)
Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for financial institutions, as amended
Mexican Banking Law	Ley de Instituciones de Crédito
Mexican Central Bank	Banco de México

Mexican Commerce Code	Código de Comercio
Mexican Corporations Law	Ley General de Sociedades Mercantiles
Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras
Mexican Mutual Funds Law	Ley de Sociedades de Inversión
Mexican Securities Market Law	Ley del Mercado de Valores
Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.
MIEA	Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado)
MIEB	Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico)
MORENA	Politic Party "Movimiento Regeneración Nacional"
MVE	Market value of equity
NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs
NAFTA	North American Free Trade Agreement
National Consumer Price Index	Índice Nacional de Precios al Consumidor
NIM	Net interest margin
NIM Sensitivity

Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
Federal Official Gazette	Diario Oficial de la Federación
PCAOB	Public Company Accounting Oversight Board (United States)
PD	Probability of default
Public Registry of Commerce	Registro Público de Comercio
RNV	Mexican National Securities Registry (Registro Nacional de Valores)
RWA	Risk-weighted assets
SEC	U.S. Securities and Exchange Commission
SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)
SHF	Mexican Federal Mortgage Agency (Sociedad Hipotecaria Federal)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law
SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.250,000,000 (U.S.$12,714,300).
Sofoles

Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focused primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals. All existing Sofol authorizations automatically terminated on July 19, 2013. Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated
TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)
UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation
VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F includes forward-looking statements, principally under the captions "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview" and "Item 5. Operating and Financial Review and Prospects." These statements appear throughout this annual report on Form 20-F and include statements regarding our intent, belief or current expectations in connection with :

  •
  asset growth and sources of funding;

  •
  growth of our fee-based business;

  •
  expansion of our distribution network;

  •
  financing plans;

  •
  competition;

  •
  impact of regulation and the interpretation thereof;

  •
  action to modify or revoke Banco Santander Mexico's banking license;

  •
  exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

  •
  exposure to credit risks including credit default risk and settlement risk;

  •
  projected capital expenditures;

  •
  capitalization requirements and level of reserves;

  •
  investment in its information technology platform;

  •
  liquidity;

  •
  trends affecting the economy generally; and

  •
  trends affecting our financial condition and our results of operations.

        Many important factors, in addition to those discussed elsewhere in this annual report on Form 20-F, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  •
  changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

  •
  changes in economic conditions, in Mexico in particular, in the United States or globally;

  •
  the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;

  •
  inflation;

  •
  deflation;

  •
  unemployment;

  •
  unanticipated turbulence in interest rates;

  •
  movements in foreign exchange rates;

  •
  movements in equity prices or other rates or prices;

  •
  changes in Mexican and foreign policies, legislation and regulations;

x

  •
  changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

  •
  changes in taxes and tax laws;

  •
  competition, changes in competition and pricing environments;

  •
  our inability to hedge certain risks economically;

  •
  economic conditions that affect consumer spending and the ability of customers to comply with obligations;

  •
  the adequacy of allowance for impairment losses and other losses;

  •
  increased default by borrowers;

  •
  our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;

  •
  technological changes;

  •
  changes in consumer spending and saving habits;

  •
  increased costs;

  •
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

  •
  changes in, or failure to comply with, banking regulations or their interpretation; and

  •
  the other risk factors discussed under "Item 3. Key Information—D. Risk Factors" in this annual report on Form 20-F.

        The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast" and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report on Form 20-F because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report on Form 20-F might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

ENFORCEMENT OF JUDGMENTS

        We are a corporation (sociedad anónima) incorporated in accordance with the laws of Mexico. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. We have been advised by such special Mexican counsel, Ritch, Mueller, Heather y Nicolau, S.C., that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process, public policy (orden público) and non-violation of Mexican law have been complied with, without reviewing the merits of the subject matter of the case.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.
Directors and Senior Management

        Not applicable.

B.
Advisers

        Not applicable.

C.
Auditors

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

A.
Offer Statistics

        Not applicable.

B.
Method and Expected Timetable

        Not applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

        The following tables present our selected consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited financial statements and related notes and the information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F.

        We have derived our selected consolidated income statement data for the years ended December 31, 2014 and 2015, 2016 and 2017 and our selected consolidated balance sheet data as of January 1, 2014, December 31, 2014, 2015, 2016 and 2017 from our audited financial statements, which have been prepared in accordance with IFRS. We have included in Item 18 hereto our audited financial statements as of December 31, 2016 and 2017 and for each of the three years in the three-year period ended December 31, 2017.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	2014		2015(7)		2016		2017		2017
									(Millions of U.S. dollars)(1)(2)
Interest income and similar income	Ps.	57,956	Ps.	64,230	Ps.	77,453	Ps.	98,002	U.S.	4,984
Interest expenses and similar charges		(20,386)		(21,242)		(28,323)		(42,158)		(2,144)

Net interest income		37,570		42,988		49,130		55,844		2,840
Dividend income		137		104		94		150		8
Fee and commission income (net)		12,858		13,632		13,940		14,813		753
Gains/(losses) on financial assets and liabilities (net)		2,610		2,504		3,760		3,458		176
Exchange differences (net)		(11)		6		2		6		—
Other operating income		509		472		486		669		34
Other operating expenses		(2,472)		(3,010)		(3,361)		(3,614)		(184)

Total income		51,201		56,696		64,051		71,326		3,627
Administrative expenses		(19,290)		(20,780)		(22,655)		(25,437)		(1,293)
Personnel expenses		(9,557)		(10,625)		(11,472)		(12,748)		(648)
Other general administrative expenses		(9,733)		(10,155)		(11,183)		(12,689)		(645)
Depreciation and amortization		(1,682)		(1,863)		(2,058)		(2,533)		(129)
Impairment losses on financial assets (net)		(13,132)		(16,041)		(16,661)		(18,820)		(957)
Loans and receivables(3)		(13,132)		(16,041)		(16,661)		(18,820)		(957)
Impairment losses on other assets (net)		(48)		—		—		—		—
Other intangible assets		—		—		—		—		—
Non-current assets held for sale		(48)		—		—		—		—
Provisions (net)(4)		(137)		258		(881)		(437)		(22)
Gains/(losses) on disposal of assets not classffied as non-current assets held for sale		2		7		20		6		—
Gains/(losses) on disposal of non-current assets held for sale not classffied as discontinued operations		(15)		91		71		69		4
Operating profit before tax		16,899		18,368		21,887		24,174		1,230
Income tax		(3,539)		(4,304)		(5,351)		(5,496)		(280)

Profit from continuing operations		13,360		14,064		16,536		18,678		950
Profit from discontinued operations (net)		—		—		—		—		—

Consolidated profit for the year	Ps.	13,360	Ps.	14,064	Ps.	16,536	Ps.	18,678	U.S.	950

Profit attributable to the Parent		13,359		14,051		16,536		18,678		950
Profit attributable to non-controlling interests		1		13		—		—		—
Earnings per share from continuing and discontinued operations:
Basic earnings per share		1.97		2.07		2.44		2.76		0.14
Diluted earnings per share(5)		1.97		2.07		2.44		2.75		0.14
Earnings per share from continuing operations:
Basic earnings per share		1.97		2.08		2.44		2.76		0.14
Diluted earnings per share(5)		1.97		2.07		2.44		2.75		0.14
Cash dividend per share(6)		0.51		1.00		2.58		1.31		0.07
Weighted average shares outstanding		6,777,381,551		6,777,381,551		6,777,381,551		6,777,381,551		6,777,381,551
Dilutive effect of rights on shares(5)		9,612,806		9,612,806		9,612,806		9,612,806		9,612,806
Adjusted number of shares		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357
Dividend paid		3,473		6,760		17,468		8,910		453
Basic earnings per share		1.97		2.07		2.44		2.76		0.14
Diluted earnings per share		1.97		2.07		2.44		2.75		0.14
Dividend pay-out ratio		26.03%		48.18%		105.79%		47.77%		47.77%

(1)
Except per share amounts. Share amounts are presented in thousands of shares.

(2)
Results for the year ended December 31, 2017 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.6629 per U.S.$1.00 as calculated on December 29, 2017 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2018 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)
Impairment losses on loans and receivables less recoveries of loans previously charged off (net of legal expenses).

(4)
Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See "Item 5. Operating and Financial Review and Prospects."

(5)
To calculate diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent in potential share issuances. See Note 5.2.ii of our audited financial statements.

(6)
On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.0430 per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.0437 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.0399 per share. On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share

(7)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of January 1,		As of December 31,
	2014		2014		2015		2016		2017		2017
	(Millions of pesos)										(Millions of U.S. dollars)(1)
Assets
Cash and balances with Mexican Central Bank	Ps.	49,681	Ps.	51,823	Ps.	59,788	Ps.	78,663	Ps.	57,687	U.S.	2,934
Financial assets held for trading		176,395		207,651		326,872		342,582		315,570		16,049
Other financial assets at fair value through profit or loss		87,495		32,501		28,437		42,340		51,705		2,630
Available-for-sale financial assets		61,867		83,340		113,873		154,644		165,742		8,429
Loans and receivables		441,501		530,225		598,712		675,498		679,300		34,547
Hedging derivatives		300		4,740		12,121		15,003		15,116		769
Non-current assets held for sale		1,100		844		1,101		1,107		1,295		66
Tangible assets		4,764		5,259		5,547		5,692		6,498		330
Intangible assets		3,751		4,079		4,877		5,772		6,960		354
Tax assets		25,596		22,923		18,659		23,301		20,209		1,028
Other assets		5,671		6,209		5,847		6,335		9,109		463

Total assets	Ps.	858,121	Ps.	949,594	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	U.S.	67,599
Liabilities
Financial liabilities held for trading	Ps.	136,199	Ps.	136,805	Ps.	172,573	Ps.	266,828	Ps.	239,725	U.S.	12,192
Other financial liabilities at fair value through profit or loss		78,628		110,520		208,341		136,860		120,653		6,136
Financial liabilities at amortized cost		528,460		579,056		659,209		806,091		820,431		41,725
Hedging derivatives		1,392		4,403		9,568		14,287		11,091		564
Provisions (2)		5,615		5,988		6,580		7,202		6,730		342
Tax liabilities		38		26		643		44		71		4
Other liabilities		17,064		12,300		11,162		14,398		15,080		767

Total liabilities	Ps.	767,396	Ps.	849,098	Ps.	1,068,076	Ps.	1,245,710	Ps.	1,213,781	U.S.	61,730
Shareholders' equity	Ps.	91,082		100,704	Ps.	107,328	Ps.	106,768	Ps.	116,558	U.S.	5,927
Share capital		8,086	Ps.	8,086		8,086		8,086		8,086		411
Share premium		16,956		16,956		16,956		16,956		16,956		862
Accumulated reserves		53,725		62,303		68,235		65,190		72,838		3,704
Profit for the year attributable to the Parent		12,315		13,359		14,051		16,536		18,678		950
Valuation adjustments		(419)		(253)		372		(1,596)		(1,177)		(59)
Non-controlling interests		62		45		58		55		29		1
Total equity		90,725		100,496		107,758		105,227		115,410		5,869

Total liabilities and equity	Ps.	858,121	Ps.	949,594	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	U.S.	67,599

(1)
The balance as of December 31, 2017 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.6629 per U.S.$1.00 as calculated on December 29, 2017 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2018 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)
Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See "Item 5. Operating and Financial Review and Prospects."

SELECTED RATIOS AND OTHER DATA

        All of the selected ratios and other data below (except for number of shares, offices and employee data) are presented in accordance with IFRS unless otherwise noted.

	2014	2015	2016	2017
Profitability and performance
Net interest margin(1)	4.80%	4.88%	4.97%	5.34%
Total margin(2)	6.44%	6.42%	6.38%	6.76%
Return on average total assets (ROAA)(3)	1.44%	1.36%	1.50%	1.57%
Return on average equity (ROAE)(4)	14.17%	13.71%	14.89%	16.93%
Efficiency ratio(5)	40.96%	39.94%	38.58%	39.21%
Net fee and commission income as a percentage of operating expenses(6)	61.31%	60.20%	56.41%	52.96%
Gross yield on average interest—earning assets	7.38%	7.27%	7.82%	9.35%
Average Cost of Interest Bearing Liablities	2.85%	2.60%	3.17%	4.52%
Net Interest Spread	4.53%	4.67%	4.65%	4.83%
Common Stock Dividend Payout Ratio (annual)(7)	26.00%	48.11%	105.64%	47.70%
Average interest-earning assets(8)	785,345	883,735	989,857	1,047,976
Average interest-bearing liabilities(8)	716,302	815,902	893,128	932,380
Capital adequacy
Net tangible book value	96,417	102,881	99,455	108,450
Net tangible book value per share	1.19	1.27	1.23	1.34
Average equity as a percentage of average total assets	10.18%	9.94%	10.10%	9.28%
Total Capital (Mexican Banking Gaap)(9)	96,517	103,639	109,238	115,321
Tier 1 Capital (Mexican Banking Gaap)(9)	76,697	80,328	81,785	89,267
Tier 1 capital to risk-weighted assets (Mexican Banking Gaap)	12.85%	12.10%	11.79%	12.18%
Total capital to risk-weighted assets (Mexican Banking GAAP)(10)	16.17%	15.61%	15.74%	15.73%
Asset quality
Non-performing loans as a percentage of total loans(11)	3.90%	3.56%	2.93%	2.89%
Non-performing loans as a percentage of computable credit risk(11)(12)	3.66%	3.32%	2.66%	2.57%
Loan charge-offs as a percentage of average total loans	3.10%	2.85%	3.48%	3.63%
Loan charge-offs as a percentage of computable credit risk(12)	2.68%	2.42%	3.03%	3.08%
Allowance for impairment losses as a percentage of average total loans(13)	3.49%	3.70%	3.10%	2.83%
Allowance for impairment losses as a percentage of non-performing loans(11)(13)	82.46%	94.97%	101.64%	93.36%
Allowance for impairment losses as a percentage of loan charge-offs(13)	112.49%	129.98%	89.21%	77.89%
Allowance for impairment losses as a percentage of total loans(13)	3.22%	3.38%	2.98%	2.70%
Liquidity
Liquid assets as a percentage of deposits(14)	47.32%	46.05%	38.72%	35.41%
Total Loans, net of allowances, as a percentage of deposits(15)	102.15%	71.98%	73.08%	76.61%
Total loans as a percentage of total funding(16)	60.97%	64.88%	64.92%	67.52%
Deposits as a percentage of total funding(15)(16)	69.76%	87.09%	86.18%	85.75%
Operations
Offices(17)	1,322	1,354	1,364	1,375
Employees (full-time equivalent)	14,038	14,674	14,643	15,116

(1)
Net interest margin is defined as net interest income (including dividend income) divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets which, yield interest or similar income.

(2)
Total margin is defined as net interest income (including dividend income) plus fee and commission income (net) over average interest-earning assets.

(3)
Calculated based upon the average daily balance of total assets.

(4)
Calculated based upon the average daily balance of equity.

(5)
Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.

(6)
Net fee and commission income divided by administrative expenses plus depreciation and amortization.

(7)
Dividends paid per share divided by net income per share.

(8)
Average balance sheet data has been calculated based upon the sum of the daily average for each month in the applicable period.

(9)
"Total capital" and "Tier 1 capital" are calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

(10)
Tier 1 plus Tier 2 capital divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.

(11)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(12)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans) plus guarantees and documentary credits. At December 31, 2017, total loans were Ps.626,349 million and total guarantees and documentary credits were Ps.78,811 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(13)
Allowance for impairment losses were Ps.15,198 million, Ps.18,749 million, Ps.17,883 million, and Ps.16,929 million as of December 31, 2014, 2015, 2016 and 2017, respectively. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(14)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits."

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2014, 2015, 2016 and 2017, we had a total amount of liquid assets of Ps.211,751 million, Ps.342,408 million, Ps.308,177 million and Ps.281,690 million, respectively. For the years ended December 31, 2014, 2015, 2016 and 2017, the average amounts outstanding were Ps.203,061 million, Ps.291,828 million, Ps.315,660 million and Ps.343,395 million, respectively.

As of December 31, 2014, liquid assets were composed of the following: 24.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 31.6% debt instruments issued by the Mexican Government; and 43.9% debt instruments issued by the Mexican Central Bank.

As of December 31, 2015, liquid assets were composed of the following: 17.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 35.2% debt instruments issued by the Mexican Government; and 47.4% debt instruments issued by the Mexican Central Bank.

As of December 31, 2016, liquid assets were composed of the following: 25.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 41.7% debt instruments issued by the Mexican Government; and 32.8% debt instruments issued by the Mexican Central Bank.

As of December 31, 2017, liquid assets were composed of the following: 20.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.2% debt instruments issued by the Mexican Government; and 28.3% debt instruments issued by the Mexican Central Bank.

(15)
For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits."

(16)
For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2014, 2015, 2016 and 2017, our deposits and repurchase agreements amounted to Ps.598,721 million, Ps.743,632 million, Ps.795,852 million and Ps.795,440 million , respectively, and our marketable debt securities amounted to Ps.59,077 million, Ps.87,449 million, Ps.90,003 million and Ps.96,296 million, respectively. For December 31, 2014, 2015, 2016 and 2017, our subordinated liabilities amounted to Ps.19,446 million, Ps.22,788 million, Ps.37,576 million and Ps.35,885 million, respectively.

(17)
Includes branches (including branches with Select service), SME's offices, SME's branches, cash desks (ventanillas—including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select, box offices and corner Select) and Santander Select units (módulos).

Exchange Rates

        Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

        External macroeconomic factors, such as the normalization of U.S. monetary policy and the volatility in the global financial markets generated by the results of the 2016 U.S. presidential election, negatively affected the year-end 2016 exchange rate, resulting in a 19.54% depreciation of the peso against the U.S. dollar, from Ps.17.25 as of December 31, 2015 to Ps.20.62 as of December 31, 2016. The peso recovered in 2017, appreciating 4.6% to Ps.19.66 as of December 31, 2017.

        The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in pesos per U.S. dollar published by the Mexican Central Bank in the Federal Official Gazette as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. The rates shown below are in nominal pesos and have not been restated in constant currency units. No representation is made that the peso amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars at any particular rate or at all. As of March 26, 2018, the exchange rate for U.S. dollars was Ps.18.33 per U.S. dollar.

Year	Low	High	Average(1)	Period End
2013	Ps.11.98	13.44	12.87	13.08
2014	12.85	14.79	13.30	14.74
2015	14.56	17.38	15.88	17.25
2016	17.18	21.05	18.69	20.62
2017	17.49	21.91	18.91	19.66

(1)
Average end-of-month exchange rates for 2013, 2014, 2015, 2016 and 2017, respectively.

Month	Low	High	Average(1)	Period End
October 2017	Ps.18.21	Ps.19.22	Ps.18.82	Ps.19.15
November 2017	18.52	19.23	18.92	18.62
December 2017	18.64	19.79	19.18	19.66
January 2018	18.47	19.49	18.91	18.61
February 2018	18.40	18.88	18.64	18.83
March 2018 (through March 26)	18.33	18.89	18.67	18.33

(1)
Average daily exchange rates for October, November and December 2017 and January, February and March (through March 26) 2018.

        Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps.19.6629 to U.S.$1.00, the exchange rate as calculated on December 29, 2017 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2018 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

        The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for more than ten years, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our American Depositary Shares, or ADSs, or our Series B shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." The risks described below are those known to us or that we currently believe may materially and adversely affect us; other risks not currently known to us may arise in the future or may reach a greater level of materiality, which may materially and adversely affect us and our business.

Risks Associated with Our Business

We are vulnerable to disruptions and volatility in the global financial markets.

        Global economic conditions deteriorated significantly between 2007 and 2009, and many countries, including the United States, fell into recession. Although most countries have recovered, this recovery may not be sustainable. Many major financial institutions, including some of the world's largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions).

        Within this context, diminished oil prices and a continuous reduction in Mexico's oil production, together with weaker-than-expected manufacturing activity in the U.S. and the U.S. administration's policies on trade and immigration, particularly towards Mexico, could have an adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. For instance, the current U.S. presidential administration has suggested that it is not supportive of NAFTA and talks to renegotiate NAFTA are currently underway. Any material change to NAFTA or to United States trade policy in general, particularly any modification to the financial services chapter included in NAFTA, could have a material adverse effect on the Mexican economy, which could adversely affect credit quality and dampen business volumes. In addition, the normalization of U.S. monetary policy, including the end of its quantitative easing stimulus, and divergent monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

        In particular, we face, among others, the following risks related to the economic downturn:

  •
  Reduced demand for our products and services.

  •
  Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

  •
  Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

  •
  The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

  •
  The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

  •
  Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

        Despite recent improvements in certain segments of the global economy, and in particular the strength of domestic demand in Mexico in 2017, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results of operations. A slowing or failing of the economic recovery in the U.S. and Mexico, the uncertainty of the monetary policy of the U.S. or Mexican governments and the new policy perspectives of the U.S. and Mexican administration, would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

        A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

        If all or some of the foregoing risks were to materialize, this could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

        Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rates, inflation, exchange rates or equity prices. Changes in interest rates affect the following areas, among others, of our business:

  •
  net interest income;

  •
  the volume of loans originated;

  •
  credit spreads;

  •
  the market value of our securities holdings;

  •
  the value of our loans and deposits; and

  •
  the value of our derivatives transactions.

        Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of 100 basis points (1%) in market interest rates. As of December 31, 2017, the 1% NIM sensitivity was Ps.810 million.

        Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our securities or loans. We hold a substantial portfolio of debt securities and loans that have both fixed and floating interest rates.

        In addition, we may experience increased delinquencies in a low-interest-rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

        We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and the value of our assets and liabilities.

        We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to charge-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected, which would in turn adversely impact our business.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

        In the past nine years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair market value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

        In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

        Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

        Our allowance for impairment of losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers' financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future allowance for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to individuals and SMEs and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our allowance for impairment losses, which may adversely affect us. Additionally, in calculating our allowance for impairment losses, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete.

        We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio. In addition, because the mortgage foreclosure process relating to collateral in Mexico takes three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic's liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and charge-offs.

        A substantial number of our customers consist of individuals, approximately 38.6% of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2017, and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.250 million (U.S.$12,714,300)), which accounted for approximately 11.5% of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2017. As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater economic resources. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations. For the year ended December 31, 2017, non-performing loans were Ps.18,132 million and total charge-offs against our allowance for impairment losses were Ps.21,733 million. Non-performing loans related to individuals and SMEs represented 66.9% and 10.6%, respectively, of our total non-performing loans for the year ended December 31, 2017, as compared to 61.1% and 9.6%, respectively, of our total non-performing loans for the year ended December 31, 2016. Charge-offs related to individual and SME loans represented 67.1% and 19.0%, respectively, of our total charge-offs for the year ended December 31, 2017, as compared to 63.7% and 19.3%, respectively, for the year ended December 31, 2016. There can be no assurance that the levels of non-performing loans and subsequent charge-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

        Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. In addition, the introduction of new products, such as residential mortgages with increasing payments and a fixed interest rate could lead to a greater allowance for impairment losses. As of December 31, 2017, our mortgage loan portfolio totaled Ps.134,196 million, representing 21.4% of our total loans and advances to customers (excluding reverse repurchase agreements). If the economy and real estate market in Mexico experience a significant downturn, as it may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher allowance for impairment losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on us.

        We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2017, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$6.38 million (Ps.125.20 million) and U.S.$1.29 million (Ps.25.34 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on us, including our results of operations.

        Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our borrowers or affecting our results of operations when measured in U.S. dollar terms. In addition, severe depreciations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on us.

        Negative economic conditions and volatility in global financial markets, mainly due to the fall in oil and commodity prices, slow economic activity in emerging markets, the prospect for higher interest rates in the United States and a "flight to quality" seen in global financial markets have translated into high volatility in international and domestic markets.

        As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, at the end of 2012, the peso had appreciated to Ps.12.87 per U.S. dollar compared to the exchange rate at the end of 2011, but by the end of 2013, the peso had depreciated to Ps.13.08 per U.S. dollar compared to the exchange rate at the end of 2012. At the end of 2014, the peso had further depreciated to Ps.14.74 per U.S. dollar compared to the exchange rate at the end of 2013 and in 2015, the peso sharply depreciated to Ps.17.21 per U.S. dollar compared to the exchange rate at the end of 2014. At the end of 2016, the peso had again sharply depreciated to Ps.20.62 pesos per U.S. dollar compared to the exchange rate at the end of 2015. However, as of December 31, 2017, the peso had appreciated to Ps.19.66 per U.S. dollar relative to the end of the December 2016 exchange rate.

        The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has consistently implemented a series of measures to limit the volatility of the peso, including auctions of U.S. dollars in the foreign exchange market, changes in interest rates and regulating hedges of foreign currency-denominated liabilities of Mexican banks. However, we cannot assure you that such measures will be effective or maintained or how such measures will impact the Mexican economy.

        Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future. Accordingly, fluctuations in the value of the peso against the U.S. dollar could have a material adverse effect on us.

        Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. Such peso depreciations also will likely affect our revenues and earnings when measured in U.S. dollar terms and the market price of the ADSs. Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any cash dividends paid in pesos and other distributions that we pay in pesos in respect of the Series B shares.

Mexican government banking laws and regulations may have a material adverse effect on us.

        We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, and taxation and other matters. These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations. Many of the applicable laws and regulations have changed extensively in recent years, some with a negative impact on us. There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations, which may have a material adverse effect on us.

        On November 1, 2013, the Mexican Congress approved several tax reforms that have become effective. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), the Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación). The tax reforms also repeal the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Única) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo). On November 26, 2013, the Mexican Congress approved a financial reform package that granted broader authority to financial authorities and ordered the Mexican competition authorities to initiate an investigation into the fairness of trade practices in the Mexican financial system. See "Item 4. Information on the Company—B. Business Overview—The Mexican Financial System."

        The Mexican Congress also approved a number of changes to the Mexican Banking Law in recent years. One of the main changes to the Mexican Banking Law was the grant of authority to the SHCP to conduct evaluations of Mexican banks. The SHCP conducts evaluations of Mexican banks through the Guidelines for the Assessment on the Performance of Credit Institutions (the "Guidelines"), which were published in the Federal Official Gazette on December 31, 2014, and the Strategic Questionnaire. The SHCP first delivered the Strategic Questionnaire to Banco Santander Mexico on October 26, 2015. The Bank filed its response on January 20, 2016.

        By means of the official note UBVA/DGAAF/011/2016, the SHCP notified the Bank of the preliminary result of such assessment, in 2015, granting the Bank an approbatory grade on the

"Banking Assessment Index", and an outstanding rating on the Strategic Questionnaire. The final preliminary result was therefore satisfactory.

        On January 11, 2017, the Guidelines were amended, setting forth that the Strategic Questionnaire corresponding to the 2016 performance assessment, had to be filed within the first fifteen calendar days of February 2017. On February 15, 2017, we submitted the Strategic Questionnaire.

        On May 31, 2017, by means of official note number UBVA/DGAAF/008/2017, the SHCP notified the Bank of the preliminary result of the 2016 performance assessment, which was "Satisfactory". The final result of the 2016 performance assessment, was "Satisfactory", the Bank being notified of such result on July 31, 2017, by means of the official note number UBVA/DGAAF/171/2017.

        By means of the official note number UBVA/DGFAAF/232/2017, dated October 31, 2017, the SHCP provided the Bank with the "Strategic Questionnaire" to be duly completed between February 1st, and February 15, 2018. On February 15, 2018, we filed the duly completed Strategic Questionnaire with the SHCP.

        Results of evaluations are required to be made publicly available by the SHCP. Negative or deficient results of evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies. It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

        We cannot predict the terms that will be included in the evaluation report prepared by the SHCP, particularly in relation to lending to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results of operations. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in Mexico and our financial condition and results of operations.

        Given the current environment affecting the financial services sector, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us. See "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation" for a discussion of the governmental authorities that regulate us.

        The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected and requires that we ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required in order to facilitate the implementation of this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. Violations of this law could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

        In June 2014, the Mexican Supreme Court of Justice issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual's human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge. The mandatory and partly discretionary application of such criteria in the lawsuits affecting our loan portfolio could have a material adverse effect on the interest rates we charge and on our operating results.

        To date, the Mexican Courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public.

We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints

        As noted above, our business and operations are subject to increasingly significant rules and regulations that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, include allowance for impairment losses and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the Mexican Central Bank and regulatory authorities that authorize, regulate and supervise us.

        In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors' continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions, and restricting dividends or bonuses to employees in case of a decrease of capital. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling clients considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. The regulators could conclude that our products cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Regulations require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities, including the revocation of our authorization and the intervention in our operations. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

        On April 26, 2017, in connection with the ongoing investigation about possible Absolute Monopoly Practices (PMA) in the markets in which the Bank participates, COFECE requested information from the Bank regarding its activity as market maker and intermediary in such markets of the following instruments issued by the Mexican government: Cetes, MBonos, Udibonos and Bondes D. The investigation period covers from 2006 to 2017. The Bank is not being investigated separately but rather as one participant in the markets in question and is cooperating in the investigation by providing information to COFECE. On June 1, 2017, Banco Santander Mexico responded timely, providing the requested information and informing such authority that after thorough research, it did not find any conduct that, from its perspective, implied any potential concerted practices in the investigated markets by others.

        As of the date of this annual report, COFECE is preparing to issue an official note regarding the outcome of the investigation. Although we currently expect that COFECE will render a finding that there were no Absolute Monopoly Practices in the investigated markets, we cannot guarantee that this will occur and COFECE may request further information from us.

        In addition, on November 3, 2017, COFECE notified Banco Santander Mexico of a claim that the Bank is potentially responsible for facilitating the establishment of different conditions for the taking out of loans for certain clients in similar positions by the Credit Information Company, of which Banco Santander Mexico is a shareholder. We submitted our response to COFECE on January 24, 2018. On February 19, 2018, COFECE acknowledged that our response was timely. COFECE will provide a response to our arguments when the time period for response for all parties involved in the investigation expires. On March 15, 2018, the General Legal Director of COFECE notified the investigating authority of our response. The investigating authority has 15 days to respond to our arguments. At this stage, COFECE has only requested information from us and there is no presumption of violation. As a result we have not established any reserves for this investigation.

        This investigation and the investigation regarding market-making in certain government instruments described above are in preliminary stages. While the Bank does not currently anticipate incurring any liability in connection with these investigations, it is not possible to predict their outcome and any adverse finding or penalty imposed could have a material adverse effect on our reputation, financial condition or results of operations.

Future Mexican government restrictions on interest rates or commissions could have a material adverse effect on us.

        In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific limit on interest rates or commissions. However, under the Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros), the Mexican Central Bank may issue regulations in respect of interest rates or commissions, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the CFC). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates or commissions in the future, as of the date of this annual report on Form 20-F, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates or commissions we may charge. A large portion of our revenues and operating cash flow is generated by interest rates or commissions we charge to our customers, and any such limitations or additional informational requirements could have a material adverse effect on us.

We may be required to make significant contributions to the IPAB.

        IPAB manages the bank savings protection system and the financial support granted to banks in Mexico. Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets. Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding. We contributed to IPAB Ps.1,887 million in 2014, Ps.2,238 million in 2015, Ps.2,631 million in 2016 and Ps.2,894 million in 2017. In the event that IPAB's reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant. Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander Mexico's banking license, could have a material adverse effect on us.

        We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP. See "Item 4. Information on the Company—B. Business Overview—The Mexican Financial System." These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services. Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses). In the event that we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations. Pursuant to the Law for the Protection and Defense of Financial Services Users, the CONDUSEF is entitled to, among other things, initiate class actions against Mexican financial institutions in connection with events of any nature that affect groups of users of financial services. Likewise, COFECE is entitled to initiate investigations on the commercial practices relating to equity markets within the Mexican Financial System, as well as to impose certain penalties provided for by law. See "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation."

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks.

        The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

        Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, thus, could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

        As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

        In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in Mexico. In assessing customers' creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit bureaus and other sources. Due to limitations in the availability of information and the developing information infrastructure in Mexico, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers' credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for impairment losses may be materially adversely affected.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

        Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

We may generate lower revenues from fee and commission-based businesses.

        The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenues we receive from our private banking and custody businesses and adversely affect our results of operations. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect us, including our fee and commission income.

        Even in the absence of a market downturn, our revenues from fees may also be reduced by legislative changes affecting the financial system.

The financial problems faced by our customers could adversely affect us.

        Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments that we offer such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Changes in our pension liabilities and obligations could have a material adverse effect on us.

        We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, or others. The accounting and disclosures are based on IFRS and on those other requirements defined by the local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

        Any increase in the current size of the deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

        The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts, which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements and disclosures of financial instruments, deferred tax assets, impairment of financial assets classified as available-for-sale, allowance for impairment losses and provisions for off-balance sheet risk, defined benefit plans, goodwill and business combinations, impairment of goodwill and provisions and contingent liabilities.

        The valuation of financial instruments measured at fair value can be subjective, in particular where models use significant inputs not observable in market data. Given the uncertainty and subjectivity associated with valuing such instruments, it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

        If the judgment, estimates and assumptions we use in preparing our audited financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

        Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

        These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of 'rogue traders' or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Goodwill impairments may be required in relation to acquired businesses.

        We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized in 2016 or 2017, there can be no assurances that we will not have to recognize any impairment or write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

        We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. We anticipate that we will encounter greater competition as we expand our operations. In addition, certain of our competitors, such as "non-regulated Sofomes," are financial companies which are not regulated and thus, not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements. As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and, particularly, may be more aggressive in their loan origination strategies. However, non-regulated Sofomes, are subject to the supervision and oversight of the CNBV, but only with respect to compliance with anti-money laundering and anti-terrorism preemptive regulations.

        Our main competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat.

        For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2017, Mexico's ten largest domestic banks, measured in terms of assets, held 84.7% of the total assets in the Mexican banking system five of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

        The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

        Additionally, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, recent rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of clients) by complying with de minimum requirements, which are likely to result in banks losing clients to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government's policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

        Additionally, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. For example, in 2018, provided that they receive the required regulatory approvals, Banorte is expected to merge with Interacciones, which would create one of the largest banking institutions in Mexico. There can be no assurance that this increased competition will not adversely affect our growth prospects and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies, insurance companies and recently the "fintech" companies focused on digital business models. Recently, the Mexican government has prepared a law to further regulate fintech platforms, which was approved by the Mexican Congress, and published in the Federal Official Gazette on March 9, 2018. Although the law allows Mexican banks to operate fintech platforms, it still requires them to use a different corporate name and branding for such platforms, which may provide fintech platforms not connected to a bank with a competitive advantage over us.

        Non-traditional providers of banking services, such as internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business.

        Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

        Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

        If our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

        In addition, the Mexican Congress recently passed the Fintech Law, whose main purpose is to regulate the financial services provided by the Collective Financing (Crowdfunding) Institutions and

Electronic Payment Institutions. The CNBV is the authority responsible for granting authorizations and supervising their organization, operation and functioning. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. In addition, the Fintech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the Fintech institutions can only operate with digital assets approved by the Bank of Mexico. It also provides for the creation of the Inter-institutional Committee, which will be responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the Fintech Law. The Committee will also serve as the examining body of the CNBV and will be composed of public servants of the SHCP, Banco de México and the CNBV.

        In accordance with the Fintech Law, we will be able to establish our own financial technology institution, although we will not be able to use our name or our corporate brand. As a result, we may not be able to realize our full competitive advantage over other companies. In addition, financial technology institutions that obtain authorization from the CNBV could represent a source of new and strong competition for us, which could have an adverse effect on our operations and results, and require additional capital expenditures for further investments in technology.

We are subject to counterparty risk in our banking business.

        We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

        Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Continued constraints in the supply of liquidity, including in inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

        Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

        Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

        We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

        If wholesale debt financing and related markets cease to become available, or become excessively expensive to us, we may be forced to raise the interest rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at discounted prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and the cost of funding.

        We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future, if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

        Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

        We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

        Many Mexican banks have suffered severe liquidity problems from time to time. We have not suffered material liquidity problems since the 1995 to 1996 period, when we experienced a significant increase in the cost of funding as a result of the financial crisis in Mexico. During this period, we were able to obtain the required funding, but at a higher cost. While we have not suffered material liquidity problems in recent years, we cannot assure you that liquidity problems will not affect the Mexican banking system in the future or that liquidity constraints will not affect us in the future. While we expect to be able to refinance our liabilities, we cannot assure you that we will be able to repay our liabilities or refinance our liabilities on favorable terms or at all.

The credit card industry is highly competitive and entails significant risks, including the possibility of over-indebtedness of customers, which could have a material adverse effect on us.

        The credit card industry in Mexico is dominated by institutions that may possess greater financial resources and broader coverage in this market than we do. There is no assurance that we will be able to effectively compete for and retain customers in this competitive industry or that we will be able to implement our experience in the Mexican market successfully.

        Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into seven groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. During 2016, we changed our risk segmentation from a product focused segmentation to a customer focused segmentation. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. We measure the loss rates for each of the seven groups over a one-year period and compare the average loss rate to our appetite for risk within the credit card portfolio. As of December 31, 2017, approximately 59% of our credit card portfolio was included in the top five groups, which together had an average loss rate of 3.1%, which we consider to be low risk.

        Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio. During 2017, our credit card portfolio grew 5.5%. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

        We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

  •
  manage efficiently the operations and employees of expanding businesses;

  •
  maintain or grow our existing customer base;

  •
  assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

  •
  finance strategic investments or acquisitions;

  •
  align our current information technology systems adequately with those of an enlarged group;

  •
  apply our risk management policy effectively to an enlarged group; and

  •
  manage a growing number of branch offices without over-committing management or losing key personnel.

        Any failure to manage growth effectively could have a material adverse effect on our operating results, financial condition and prospects.

        In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

        Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

        The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Mexico's economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2017, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 58.8% and 52.1% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

        Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally.

        Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

        Banco Santander Parent's long-term debt is currently rated investment grade by the major rating agencies: A3 stable outlook by Moody's Investors Service, A– stable outlook by Standard & Poor's Ratings Services and A– stable outlook by Fitch Ratings Ltd. In February 2017, Standard & Poor's Ratings revised the outlook from stable to positive reflecting the revised funding plans announced by Banco Santander Parent, to build a substantial additional loss absorbing capacity buffer over the next two years.

        On January 29, following the Merger (as defined herein), Fitch Ratings affirmed its ratings of the Tier 1 notes (as defined herein), the obligations of which we assumed in connection with the Merger. At the same time, Fitch Ratings withdrew its Issuer Default Ratings, Viability Ratings, Support Ratings and National Ratings of the Former Holding Company as the Former Holding Company ceased to exist following the Merger.

        On August 9, 2017, Fitch Ratings confirmed the following ratings: our Viability Rating (VR) at 'bbb+', both of our Foreign- and Local-Currency Long-term Issuer Default Ratings (IDRs) at 'BBB+', and both of our Foreign- and Local-Currency Short-term Ratings at 'F2'. Fitch Ratings has also affirmed our Support Rating of '2' and National Scale Long and Short term ratings of 'AAA(mex) and F1+(mex), respectively. Likewise Fitch Ratings affirmed the 'BBB' ratings of our Long-term Basel III compliant Tier 2 subordinated notes. According to Fitch Ratings the Rating Outlook of our Long-Term Ratings is stable.

        On January 16, 2018 Moody's affirmed all ratings and assessments of Banco Santander México. Its outlook remains negative. Moody's also affirmed the junior subordinated debt ratings of Ba1 (hyb) in global local currency and A1.mx (hyb) in the Mexican National Scale of the Tier 1 notes. Simultaneously, Moody's affirmed our foreign currency debt ratings. This affirmation includes ratings of our U.S.$1 billion senior unsecured debt issuance, U.S.$1.3 billion Ten-Year Subordinated Preferred Non-Convertible Tier 2 Capital Notes with cumulative mandatory deferral of coupons (Tier 2 hybrid) and the junior subordinated debt ratings of Ba1 (hyb) in global foreign currency of the U.S.$500 million Tier 1 notes. The outlook on Banco Santander México's senior debt rating remains negative. Moody's affirmed the ratings of Banco Santander México because the Merger did not affect our financial fundamentals.

        For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx and AAA(mex) by Moody's and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt. Nor have we been required to post additional collateral or take other actions under any of our derivative contracts.

        However, any downgrades of Spain's sovereign debt, Banco Santander Parent's debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. We estimate that if the rating agencies were to downgrade our long-term senior debt ratings by one or two notches, it would increase our borrowing costs for debt issued in the international capital markets by approximately 15 to 25 basis points for our short-term debt. The effect on our long-term debt is much more uncertain due to the factors described above; however, we estimate that there would be an increase of approximately 40 to 60 basis points in our borrowing costs for long-term debt issued in the international capital markets in the event of a downgrade by one or two notches. In addition, we estimate that we would be required to post up to U.S.$61 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2017.

        While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

        In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

        There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

        We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

        In addition, in connection with Mexican domestic derivative transactions, Mexican courts have had limited experience in dealing with issues related to derivative transactions, as most disputes have typically been resolved through negotiations among Mexican financial institutions. As a result, the outcomes of disputes regarding derivatives reaching the Mexican judicial system are not fully predictable.

        Market practices and documentation for derivative transactions in Mexico may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

Broad regulatory authority granted to CONDUSEF and COFECE may result in measures being taken that affect our operations and financial condition.

        CONDUSEF has broad powers to regulate our activities and activities of other Mexican banks, which may have an adverse impact on us. Under recent changes approved by the Mexican Congress to the Law for the Protection and Defense of Financial Services Users, CONDUSEF is entitled to (i) order amendments to our standard form commercial banking documentation (such as loan and account agreements), if CONDUSEF deems that provisions included in such agreements are detrimental to users, (ii) order the attachment of our assets for the benefit of our customers, and (iii) initiate class actions for the benefit of groups of customers. CONDUSEF has broad and discretionary authority to take this and other similar actions, including the imposition of fines and the publication of information that may be detrimental to our business and reputation. Actions taken by CONDUSEF against us, whether on an isolated or recurrent basis, may have a material adverse impact on us.

        In addition, on November 26, 2013, the Mexican Congress approved a financial reforms package through which they broadened the regulatory authority granted to financial authorities, including COFECE.

        As a result of such expansion, COFECE has the ability to initiate investigations on the equality of commercial practices within the Mexican Financial System, as well as to impose fines and penalties established in the laws applicable to COFECE. The time spent responding to investigations initiated by COFECE and any fines and penalties imposed by COFECE in connection with any investigations of us could have an adverse effect our business and financial condition.

Portions of our loan portfolio are subject to risks relating to force majeure events and any such event could materially adversely affect our operating results.

        Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

        One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our retail loan portfolio. The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. Mexican gross domestic product (GDP) growth in 2013 posted a sharp decline, but improved at 2.8% in 2014, at 3.3% in 2015, 2.9% in 2016 and 2.1% in 2017, consistent with the Mexican cyclical economic history. We can provide no assurance that GDP growth rates will continue to increase, or that they will not regress.

        Furthermore, because the penetration of bank lending products in the Mexican retail sector historically has been low, there is little basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, among others. Consequently, our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers' needs throughout the life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

        The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers' needs throughout their life cycle. However, our clients' needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients' changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

        As we expand the range of our products and services, some of which may be at an early stage of development in the Mexican market, we will be exposed to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses.

        Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

        Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. We have in the past experienced losses due to claims of mis-selling in and may do so again in the future.

        While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner or any failure to successfully implement new IT regulations could have a material adverse effect on us.

        Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive and improve the way we provide financial services to our customers. For 2018, 69.2% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

        In addition, the Mexican government is increasingly focused on data breaches and other IT risks and may implement new regulations in the future. A failure to successfully implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us.

We may not be able to detect or prevent money laundering and other illicit activities fully or on a timely basis could expose us to additional liabilities and could have a material adverse effect on us.

        We are required to comply with applicable anti-money laundering ("AML"), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our AML team.

        Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

        We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As one of the largest Mexican banks and a member of a global banking group through Banco Santander Parent, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances in which we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. When we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

        If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

        The reputational damage to our business and brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers' bank products and services from being used by criminals for illegal or improper purposes.

        In addition, while we review our relevant counterparties' internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties') services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties') knowledge. If we are associated with, or even accused of having breached AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any "black lists" that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

        Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

        See also "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations."

Risks relating to data collection, processing and storage systems and security are inherent in our business.

        Like other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential sensitive personal data and other information using our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attack. If we cannot maintain an effective and secure electronic data and information, management and processing system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational or financial harm to us.

        We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV. Aware of the current risks in terms of cybersecurity threats, Banco Santander Parent globally and locally has established strategies to reinforce the protection against, detection and response to these threats in its technological infrastructure. As a result of such strategies, data breach incidents in 2017 were detected timely in both the Electronic Banking and ATM platforms. These incidents were contained and actions were taken to prevent recurrences, including the development of continuous monitoring schemes to detect threats. According to local regulations these incidents have been reported to the local regulator, although they are not expected to have a material adverse effect on our business. As of the date of this annual report on Form 20 F, we have not experienced information security problems and we have not had to report any such events to the CNBV. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Internet banking, ATMs and branches are the main distribution channels that are subject to this risk in Mexico. Internet banking, ATMs and branches are the main distribution channels that are subject to this risk in Mexico.

        We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risk in the future, including those relating to any security breaches.

        We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures in Mexico, such as the telecommunications network. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

        Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

        Taking into account the increase, in recent years, in the cyber-attacks suffered by banking institutions active in Mexico and internationally, we have established security controls to prevent cyber-attacks and/or other breaches to the security of our networks and information technology systems. We periodically update our equipment, networks and software as a security measure, following market standards and allocating a percentage of our annual budget to such measures. If we are not able to maintain adequate security systems, we could be subject to regulatory sanctions and reputational and/or financial damage.

        Notwithstanding the foregoing, if there are cyber-attacks and/or other security breaches of our networks and information technology systems that our security controls are unable to prevent for any reason (including because of advancements in such attacks that enable them to circumvent our controls), these attacks could cause us damage (including reputational damage), which could in turn have an adverse effect on our operations and results and require further capital expenditures to protect our systems. Other credit institutions have been affected by cyber-attacks, which have caused significant and adverse damage to their operations and financial situation. Most of the cybersecurity incidents to which we are subject are related to transactions on our digital banking platform and would lead to capital expenditure costs and additional investments, as well as the loss of customer data and other confidential information. Any cybersecurity incidents that we experience could also result in claims by our clients, which could further affect our reputation and financial situation.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

        Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

        In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Damage to our reputation could cause harm to our business prospects.

        Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers on sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our prospects.

        Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

        We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Changes in accounting standards could impact reported earnings.

        The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

We rely on third parties for important products and services.

        Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm's-length basis.

        We and our affiliates have entered into a number of services agreements, pursuant to which we render services such as administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2017, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.4,054 million, or 14.5% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

        Mexican law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our Board of Directors approve such transactions.

        We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our indirect controlling shareholder Banco Santander Parent). While the CNBV has not disagreed with our determinations that the terms of these transactions are "substantially on market conditions" in the past, we can provide no assurances that the CNBV will agree with any of our future determinations. Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

The growth of our loan portfolio may expose us to increased loan losses.

        From December 31, 2015 to December 31, 2016, total loans and advances to customers (excluding reverse repurchase agreements) increased by 8.2% to Ps.599,521 million (U.S.$30,490 million), while our consumer loans to individuals grew by 9.0% to Ps.100,879 million (U.S.$5,130 million). From December 31, 2016 to December 31, 2017, total loans and advances to customers (excluding reverse repurchase agreements) increased by 4.5% to Ps.626,349 million (U.S.$31,854 million), while our consumer loans to individuals grew by 6.8% to Ps.107,754 million (U.S.$5,480 million).

        The expansion of our loan portfolio (particularly in the consumer, SME and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

        There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this annual report. A reversal of the rate of growth of the Mexican economy, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulations or changes in our credit risk appetite could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for impairment losses. Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

Credit facilities granted to the Mexican home builder sector may cause an adverse effect on our credit portfolio.

        During recent years, the historic shortage of housing in Mexico drove the Mexican government to actively incentivize its development. These incentives led to increased construction of subsidized housing and to the acquisition of large land inventories. The lack of infrastructure, large distances to workplaces and transportation costs, as well as announced changes to the government's policies relating to housing infrastructure, led to increased abandonment and mortgage default of these homes. The foregoing caused a strong decrease in home building and sales of the principal Mexican home builders and an adjustment in their growth plans and business models in order to compensate for the impacts of these changes.

        In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt since they were in breach of their payment obligations and thus fulfilled the requirements provided by the Mexican Commercial Bankruptcy Law (Ley de Concursos Mercantiles). In June and November 2015, these two Mexican real estate companies emerged from bankruptcy.

        In early December 2014, the third major Mexican real estate company sent, a request to the applicable court to initiate a pre-arranged bankruptcy. In January 2015, this real estate company was declared bankrupt under the Mexican Commercial Bankruptcy Law. Bankruptcy proceedings were declared concluded by the Mexican authorities in February 2016.

        As of December 31, 2017, our loan portfolio with the three principal Mexican companies in the home builder sector stood at Ps.43.8 million, which represents 0.01% of our total loans and advances to customers (excluding reverse repurchase agreements) and 0.00% of our total assets, of which the full amount was composed of non-performing loans. As of December 31, 2017, we have made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio, and we consider that this allowance for impairment losses is adequate to cover all known or knowable losses that could arise from this loan portfolio.

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

        We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our indirect controlling shareholder, currently beneficially owns, indirectly 74.96% of our common stock (including Series B and Series F shares) through its 100% ownership of Grupo Financiero Santander México. Due to its share ownership, our indirect controlling shareholder has the ability to control us, including the ability to:

  •
  elect the majority of the directors and exercise control over our company and subsidiaries;

  •
  cause the appointment of our principal officers;

  •
  declare the payment of any dividends;

  •
  agree to sell or otherwise transfer its controlling stake in us; and

  •
  determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

        In December 2012, primarily in response to the requirements of the European Banking Authority, the Bank of Spain and regulators in various jurisdictions, Banco Santander Parent adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Parent and its most significant subsidiaries, including us. Our Former Holding Company's Board of

Directors, approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles, such as the precedence of applicable laws and regulations over the framework to the extent they are in conflict. See "Item 16G. Corporate Governance."

        On July 27, 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries, with the purpose of setting forth a clear and transparent conceptual framework to govern their relationship. The model reinforces Banco Santander Parent's corporate governance and provides greater faculties and powers to the boards of directors of the subsidiaries. Our Former Holding Company's Board of Directors approved the new corporate governance model in January 2016, and January 2018, respectively, in compliance with local regulations. This corporate framework also applies to us and may enhance Banco Santander Parent's control over us.

        The interests of Banco Santander Parent may differ from our interests or those of our other shareholders, and the concentration of control in Banco Santander Parent will limit other shareholders' ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

Our recent and future acquisitions may not be successful and may be disruptive to our business.

        We have acquired controlling interests in various companies and have engaged in other strategic partnerships. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. These acquisitions may be acquisitions of assets or of existing operations, such as our acquisition of a non-revolving consumer loans portfolio from Scotiabank Inverlat in April 2015. However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities. Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. The integration of acquired businesses entails significant risks, including:

  •
  unforeseen difficulties in integrating operations and systems;

  •
  inability to modify accounting standards rapidly;

  •
  problems assimilating or retaining the employees of acquired businesses;

  •
  challenges retaining customers of acquired businesses;

  •
  unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;

  •
  the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and

  •
  the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition.

        In addition, an acquisition could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies. Moreover, the success of the acquisition will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

We prepare our financial statements in accordance with IFRS, and these financial statements are not directly comparable to the financial statements that we have historically prepared and that we will continue to prepare in accordance with Mexican Banking GAAP. In addition, some of the financial data presented in this annual report are not easily comparable from period to period.

        We prepare our financial statements in accordance with IFRS. As a result, our financial data as of January 1, 2014 and for the years ended December 31, 2014, 2015, 2016 and 2017 presented in this annual report on Form 20-F has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

We are exposed to risk of loss from legal and regulatory proceedings.

        We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

        We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2017, we have set aside Ps.1,072 million (U.S.$55 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e of our audited financial statements. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

Risks Relating to Mexico

Adverse economic conditions in Mexico could have a negative effect on us.

        We are a banking institution, and substantially all of our operations and assets are in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, price instability, inflation or deflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. The economy of Mexico has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economy to which we lend.

        A substantial amount of our loans is to borrowers doing business in Mexico. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Mexico. Our results of operations and financial condition could be affected by changes in economic or other policies of the Mexican government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Mexico.

        Negative and fluctuating economic conditions, such as a changing interest rate environment, affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks' exposure to government debt is high in Mexico. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

        According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2012, GDP increased 3.7% and inflation reached 3.6%. In 2013, GDP increased 1.4% and inflation reached 4.0%. In 2014, GDP increased 2.8% and inflation reached 4.1%. In 2015, GDP increased 3.3% and inflation reached 2.1%. In 2016, GDP increased 2.9% and inflation reached 3.4%. In 2017, GDP increased 2.1% and inflation reached 6.8%.

        Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 3.8%, 3.0%, 3.0%, 4.2% and 6.7% for 2013, 2014, 2015, 2016 and 2017, respectively. Relative to the U.S. dollar, the peso appreciated by 7.9% in 2012, depreciated by 1.7% in 2013, depreciated by 12.7% in 2014, depreciated by 16.7% in 2015, depreciated by 19.5% in 2016, and appreciated by 4.6% in 2017, closing at Ps.19.66 per dollar, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

        Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation or deflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso or by changes in oil prices. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower-margin services and products. Because a significant percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

Political events in Mexico could have a material adverse effect on us.

        The Mexican government exercises considerable influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

        Presidential and federal congressional elections in Mexico were held in July 2012. The candidate from the Partido Revolucionario Institucional, Enrique Peña Nieto, took office in December 2012. As part of its electoral platform, the current administration along with the Mexican Congress approved significant reforms such as labor, energy, fiscal, education, telecommunications, transparency and financial reforms, which are in different stages of implementation. In 2016, 12 states held elections for governor, with the Partido Acción Nacional winning 7 states and Partido Revolucionario Institucional 5 states. For these elections Partido Revolucionario Institucional and Partido Acción Nacional formed coalitions with other parties such as Partido de la Revolución Democrática, Partido Verde Ecologista de México, Partido del Trabajo, Pacto Social de Integración, among others. In 2017, three states held elections for governor, including the Estado de Mexico with the Partido Revolucionario Institucional in coalition with other parties winning two states and the coalition among the Partido Acción Nacional, Partido de la Revolución Democrática, Partido del Trabajo and Partido de la Revolución Socialista winning 1 state. On July 2018, presidential elections will be carried out in Mexico. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate and therefore could have an adverse effect on us.

        We cannot provide any assurance that future political developments in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results of operations. In particular, the current government or the next government may implement significant changes in laws, public policies and/or regulations that could affect Mexico's political and economic situation, which could have a material adverse effect on us.

Developments in other countries may affect us, including the prices for our securities.

        Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and operating results. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors' reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis. According to Bloomberg, the Dow Jones Industrial Average fell by 39% from its average level in July 2007 to its January 2009 average level, while the IPC fell by 36% in the same period. In 2012, 2013 and 2014, the Dow Jones Industrial Average increased by 7%, 27% and 8%, respectively, but fell 2.2% in 2015 and increased by 13% in 2016, while Mexico's Stock Exchange Prices and Quotations Index decreased by 2.2% in 2013, increased by 1.0% in 2014, decreased by 0.4% in 2015, increased by 6.2% in 2016 and increased by 8.1% in 2017.

        In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse change in U.S. trade or other policy with respect to Mexico or change in the U.S. economy, such as higher interest rates or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican Economy. In particular, the normalization of monetary policy in the U.S. and the U.S. administration's policies on trade and immigration, particularly towards Mexico, have caused an increase in the volatility of the peso/dollar exchange rate. Moreover, the current U.S. presidential administration has suggested that it is not supportive of the North American Free Trade Agreement ("NAFTA") and talks to renegotiate NAFTA are currently underway. Any material change to NAFTA or to United States trade policy in general, particularly any modification to the financial services chapter included in NAFTA, could have a material adverse effect on the Mexican economy, which could adversely affect credit quality and dampen business volumes. The relative strength of the dollar against other currencies, including the Mexican peso, may also impact manufacturing's contribution to growth, thus affecting economic activity in Mexico. Thus, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

        In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy in the short and medium-term resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging markets, including Mexico. In 2014 and 2015, the U.S. economy showed signs of improvement with an annual GDP growth rate of 2.4%during each year, which caused the Federal Reserve System to begin normalizing its monetary policy by ending its quantitative monetary stimulus, and increasing the U.S. Federal Reserve's reference rate by 25 basis points in December 2015, The U.S. Federal Reserve further raised rates in 2016 and 2017 by 100 basis points. Such monetary policy normalization, together with a sharp decline in oil prices and the results of the 2016 U.S. presidential election, resulted in increased volatility in the financial markets and increased uncertainty regarding the recovery of certain economic zones in Europe, China and most emerging markets. We cannot assure you that events in Europe, the United States or elsewhere will not materially and adversely affect us in the future.

        As a majority subsidiary of our indirect controlling shareholder, Banco Santander Parent, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences, could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

Violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

        Mexico has experienced a significant increase over the past few years in violence relating to illegal drug trafficking, particularly in Mexico's northern states near the U.S. border. This increase in violence has had an adverse impact on economic activity in throughout Mexico. Also, social instability in Mexico or adverse social or political developments in the country could adversely affect our ability to conduct our business and offer our services and our ability to obtain financing. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico's economy or on us.

        Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have affected the way in which we conduct our foreign-currency cash business and have resulted in a requirement to enhance of our systems and the reinforcement of our compliance measures. Our failure to detect and report anti-money laundering activities may result in fines and penalties and may have an adverse impact on our business and results of operations.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

        We are a "controlled company" and a "foreign private issuer" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee's purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements for U.S. issuers; therefore, we currently use these exemptions available to foreign private issuers and intend to continue using them. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

        For example, under our bylaws and in accordance with the Mexican Banking Law and the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 22 of the Mexican Banking Law and our bylaws rather than NYSE standards. The independence standards in Article 22 of the Mexican Banking Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. In addition, like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards. However, as a foreign private issuer, we are exempt from additional requirements relating to independence and the audit committee charter. As a result, the oversight of our Audit Committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

        Issuers of securities in Mexico are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which differs from IFRS in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

We are subject to substantial regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition. In addition, we are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

        The effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, as these changes to the regulatory capital framework and other changes are implemented, or as future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

        As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses. The statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and application of those laws and regulations by regulators is also subject to change. The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity. These and other regulatory reforms adopted or proposed in the wake of the previous financial crisis or resulting from subsequent events in Mexico, the United States or worldwide have increased and may continue to materially increase our operating costs and negatively affect our business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

        Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products or services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for loan losses. Such regulators may require us to increase our allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

        The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with back-up capital of 2.5% which gives a total of 10.5% minimum requirement (including the capital conservation buffer), plus, within a four year period starting December 31, 2016, a systemically important bank supplement of 1.20% imposed on the Bank due to its classification as Grade III and a countercyclical capital supplement. Any failure by us to maintain this minimum will result in administrative actions or sanctions which may affect our ability to fulfill our obligations, including losing our banking license.

        In response to the financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive capital and liquidity framework, known as Basel III. The Basel III framework includes heightened capital standards reflecting increases in both the quality and quantity of the regulatory capital base and enhancements to the risk coverage of the capital framework. The Basel III minimum risk-based capital ratio standards require a minimum ratio of 8% over total risk-weighted assets from which a minimum of 4.5% concerns Ordinary Level 1 Capital risk-weighted assets and a minimum of 6% over risk-weighted assets Total Capital Level 1 (Ordinary Level 1 Capital plus Additional Level 1). In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers that must be maintained above the minimum capital requirements in order to avoid corrective measures from CNBV. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer, a variable surcharge of up to 2.5% for certain global systemically important banks and a countercyclical buffer of up to 2.5% (during excessive credit growth periods) and a systemic entities buffer up to 3.5%, to be deployed at the discretion of national regulators. Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements. The Basel III capital standards are intended to be implemented at the national level subject to transitional arrangements, with the principal requirements being phased in from January 2013 to January 2019 and the remaining requirements fully effective in 2022. Since being first finalized in 2010, the Basel III capital standards have continued to evolve, with the Basel Committee issuing new standards on, among other things, the measurement of risk-weighted assets for counterparty credit risk, exposures to central counterparties and market risk.

        The CNBV issued amendments to the capital requirements, which became effective on January 1, 2013 and implemented the Basel III capital standards in all material respects.

        In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee's global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks' liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR standard, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard is January 1, 2018. A proposed disclosure standard related to the NSFR was published in December 2014.

        As part of its liquidity management model, in recent years we have been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

        In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance reached 60% in 2015, and should gradually increase to 100% by 2019.

        Our LCR levels exceeded 110% throughout 2017, thereby surpassing regulatory requirements.

        On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette the "General Liquidity Requirements for Banking Institutions" as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014 (the "General Liquidity Requirements"). The effective date of the General Liquidity Requirements was January 1, 2015.

        On December 31, 2015, the CNBV published in the Federal Official Gazette, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

        In 2012, the Basel Committee established a Regulatory Consistency Assessment Program through which it monitors, assesses and evaluates national regulators' implementation of regulations and the Basel Committee's standards. The Basel Committee issues reports on individual countries, presenting findings on each country's adoption of the risk-based capital standards. In response to these findings, some national authorities have developed modifications to their regulations to more closely align their regulations with the Basel Committee's standards.

        In consideration of the Basel Committee's assessment of Mexico's implementation of the Basel III framework, the CNBV modified the risk-based capital rules in six specific areas.

        During 2015, the CNBV and the Mexican Central Bank modified general regulatory dispositions related to operational risk, counterparty risk, market risk and credit risk, including the following modifications:

  •
  Operational risk: on December 16, 2016 the CNBV approved our request to use the Alternate Standard Approach (ASA) to estimate and report, from November onwards, the capital requirement for operational risks.

  •
  Counterparty risk: a risk exposure was incorporated to account for the future potential increase of transactions with derivatives and departure from their actual value. The focus on capital requirements was modified and directed to the counterparty, considering the benefits of compensation contracts that allow the counterparty assumption of the exposition risk in favor of the banks. Additionally, capital requirements were increased for standard derivative transactions or transactions liquidated through clearinghouses from 0% to 2% (minimum), and, furthermore, additional capital requirements for institutions with direct exposure to clearinghouses were established.

  •
  Market risk: a new capital requirement was established for short trading positions, along with a capital requirement for transactions with options which consider changes on subjacent value (gamma) and market volatility (vega). A capital requirement was also set for merchandise, and gold was included in the currencies capital requirements. On the other hand, capital requirements for liquidation on stock positions were eliminated, and specific market capital requirements were adjusted to 8% considering the correlation of the portfolio with the market.

  •
  Credit risk: criteria to determine the credit risk applicable to various levels of exposure to financial entities, corporations and stocks were modified. For Internal Ratings-Based (IRB) approach models, the following requirements were modified: a loss severity of 10% for mortgages, changes in the default definition for restructured credits and additional requirements to the interim models certification test.

  •
  There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

        On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

  •
  Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

  •
  Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

  •
  The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

  •
  An add-on for the potential exposure of securities financing transactions.

        In accordance with the aforementioned regulatory requirements set forth by the CNBV, banking institutions must publish their leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2017 was 7.03%, as of November 30, 2017 was 7.31%, as of October 31, 2017, was

7.29%, as of September 30, 2017 was 7.63%, as of June 30, 2017 was 7.50%, as of March 31, 2017 was 7.04%,and as of December 31, 2016 was 6.35%.

The Mexican government has exercised, and continues to exercise, considerable influence over the Mexican economy, including to control inflation. This involvement, together with Mexico's political and economic conditions, could adversely affect our financial condition and the market price of our securities.

        The Mexican government frequently intervenes in the Mexican economy and occasionally makes significant changes in policies and regulations. The Mexican government's actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

  •
  interest rates;

  •
  exchange rates and controls and restrictions on the movement of capital out of Mexico;

  •
  reserve requirements;

  •
  capital requirements;

  •
  currency fluctuations;

  •
  inflation;

  •
  liquidity of the domestic capital and lending markets; and

  •
  tax and regulatory policies.

        Mexico has experienced high rates of inflation in the past and has therefore implemented monetary policies that have resulted in high nominal interest rates. The Mexican government's measures to fight inflation, principally through the Mexican Central Bank, have had and may in the future have significant effects on the Mexican economy and our business. Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Mexico's growth and the availability of credit, reduce our loan volumes and increase our impairment losses. Conversely, more lenient government and Mexican Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

        Although the Mexican government has implemented what we believe to be sound economic policies over the past few years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Mexico and to heightened volatility in the Mexican securities markets and in the securities issued abroad by Mexican issuers. These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

Changes in taxes and other fiscal assessments may adversely affect us.

        The Mexican government regularly enacts reforms to tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

Exposure to Mexican federal government debt could have a material adverse effect on us.

        Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2017, approximately 16.85% of our total assets and 69.25% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

        We and all of our subsidiaries are organized under the laws of Mexico. Our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

        Additionally, investors may experience difficulty in Mexico enforcing foreign judgments obtained against us and our executive officers, directors and controlling persons, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Mexican counsel, there is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See "Enforcement of Judgments."

Risks Relating to the ADSs and Our Series B Shares

Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.

        Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for enough shares to maintain their existing ownership percentage. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions. We cannot assure you that we will file a registration statement with the SEC or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights."

Holders of ADSs may be unable to exercise voting rights with respect to the Series B shares underlying their ADSs at our shareholders' meetings.

        We will not treat holders of ADSs as our shareholders and they may not be able to exercise shareholder rights. The depositary is the holder of the Series B shares underlying the ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Series B shares will receive notice of shareholders' meetings generally through publications in newspapers of wide distribution in Mexico and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the way in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares. The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

        Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

  •
  as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;

  •
  distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Mexican pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Mexican pesos received into U.S. dollars, or while it holds the Mexican pesos, you may lose some or all of the U.S. dollar value of the distribution;

  •
  we and the depositary may amend or terminate the deposit agreement without the ADS holders' consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

  •
  the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

As a holder of ADSs you will have different shareholders' rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

        Our corporate affairs are governed by our bylaws and Mexican corporate law (including specific laws that regulate us as a bank) which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Mexico. Under Mexican corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Mexico. For example, under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those existing in the United States and certain other jurisdictions.

        Actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders' derivative suits, which benefit us (as the affected company) rather than affected shareholders directly. Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in Mexico than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States. The duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law and have not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain. Although Mexico recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits. There has not been a considerable number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action. As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

        Although Mexican corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Mexico, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

Certain provisions of Mexican law and our bylaws impose limitations on the trading of our securities and may delay or limit a change of control of Banco Santander Mexico.

        Pursuant to the Mexican Banking Law and our bylaws, no person or entity or group of persons or entities acting jointly, may acquire, directly or indirectly, in one or several transactions (i) more than 2% of our shares, without informing the CNBV, (ii) 5% or more of our shares, unless any such person or entity obtains the prior approval by the CNBV, (iii) 20% or more of our shares, unless any such person or entity (a) obtains the prior approval of the CNBV.

        Also, under the Mexican Banking Law, foreign entities with governmental authority cannot purchase our shares.

        The aforementioned provisions may delay or limit a change of control of Banco Santander Mexico or a change in our management.

There may be a lack of liquidity and market for our shares and ADSs.

        Prior to our merger with our Former Holding Company, there was no public market for our ADSs and substantially no liquidity of our Series B shares. Our ADSs are listed and traded on the NYSE under the symbol "BSMX." Our Series B shares are listed and traded on the Mexican Stock Exchange under the symbol "SANMEX." At December 31, 2017, we had 80,855,403,803 shares of common stock outstanding, including 13,062,491,041 Series B shares and 67,792,912,762 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

        Although our Series B shares are traded on the Mexican Stock Exchange, there can be no assurance that a liquid trading market for our Series B shares will continue to exist. Approximately 51.14% of our outstanding Series B shares are held by the public (i.e., shareholders other than Banco Santander Parent and its affiliates), including our Series B shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Mexican market Series B shares obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

        In addition, if the trading volume of our ADSs on the NYSE or our Series B shares on the Mexican Stock Exchange were to decline below certain levels, the ADSs or the Series B shares could be delisted or deregistered, further reducing liquidity of our ADSs and Series B shares.

The relative volatility and illiquidity of the Mexican securities markets may substantially limit ADS holders' ability to sell the Series B shares underlying the ADSs at the price and time they desire.

        Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2017, total market capitalization amounted to U.S.$431.2 billion and the financial services sector in terms of market capitalization represented approximately 10.8% of the aggregate market capitalization of the Mexican Stock Exchange. Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

Our shareholders may be subject to liability for certain votes of their securities.

        Shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages and losses to us, may be held liable for such damages and losses, but only if the transaction would not have been approved without the favorable vote of such shareholders. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Conflicts of Interest."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

        We are the second-largest bank in Mexico based on total assets and third in terms of total loans, deposits and net income as of December 31, 2017, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, and securities underwriting. Our principal subsidiaries are Santander Consumo, S.A. de C.V. SOFOM, ER., and Santander Vivienda, S.A de C.V. SOFOM, ER.

        Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico. Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx. None of the information contained on our website is incorporated by reference into, or forms part of, this annual report on Form 20-F.

        Our agent for service of process is Banco Santander, S.A., New York Branch, Attn.: James H. Bathon, Chief Legal Officer, 45 E. 53rd Street New York, New York 10022.

Merger of The Bank with the Former Holding Company

        On December 8, 2017, the shareholders of the Bank approved the merger of the Former Holding Company with and into the Bank, with the Bank as the surviving company (the "Merger") and by official letter UBVA/077/2017 dated December 13, 2017, the Ministry of Finance and Public Credit (SHCP) authorized the Merger. On December 8, 2017, the Bank and the Former Holding Company entered into a merger agreement, which became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, upon the filing of the resolutions of the shareholders of the Bank and the Former Holding Company approving the merger and the filing of the merger agreement with the Public Registry of Commerce in Mexico, the Merger became effective before third parties. Immediately following the effectiveness of the Merger before third parties, (i) Banco Santander Parent contributed all of the shares of the Bank held by it as a result of the Merger to a new holding company, Grupo Financiero Santander Mexico, S.A. de C.V., and (ii) the Bank sold all of the shares of Casa de Bolsa held by it as a result of the Merger to its new holding company, Grupo Financiero Santander Mexico, S.A. de C.V. As a result of the Merger, the Former Holding Company's Series B shares were delisted from the Mexican Stock Exchange and their registration with the RNV was cancelled; the Bank's Series B shares were listed on the Mexican Stock Exchange and registered with the RNV; and the shares underlying the Former Holding Company's ADSs were substituted for shares of the Bank and the ADSs were listed on the NYSE in the Bank's name.

        On January 2, 2018, the Bank sold its custody business to Banco S3 Mexico for Ps.850 million and entered into a contract with Banco S3 Mexico pursuant to which Banco S3 Mexico will provide exclusive custody services to the Bank for a term of 20 years. Banco S3 Mexico began operating as an independent subsidiary of Banco Santander Parent on February 2, 2018 upon authorization by the CNBV.

History

        Banco Santander México was incorporated on November 16, 1932, under the name Banco Mexicano. In 1955, Sociedad Mexicana de Crédito Industrial (subsequently Banco Somex), which was incorporated in 1941, purchased a controlling portion of the shares of Banco Mexicano. In 1958, Banco Mexicano merged with Banco Español, with Banco Mexicano as the surviving entity.

        In 1970, Banco de Londres y México merged with Compañía General de Aceptaciones (formerly a shareholder of Banco de Londres), with Banco de Londres y México under its new name, Banca Serfin, as the surviving entity.

        In 1979, Banco Mexicano changed its corporate name to Banco Mexicano Somex, S.A., operating as a multiple-purpose banking institution.

        In 1982, Mexican commercial banks were nationalized by the Mexican government.

        In 1990, the Mexican Constitution was amended to permit the total reprivatization of Mexican commercial banks, and the Mexican government enacted the Mexican Banking Law, which led to the reprivatization of such banks starting in 1991. As part of this banking privatization process, in 1992, Grupo InverMéxico acquired Banco Mexicano Somex, which then took the corporate name of Banco Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero InverMéxico.

        In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

        In 1997, Banco Santander Parent acquired Grupo InverMéxico, which became Grupo Financiero Santander Mexicano. Banco Mexicano later became Banco Santander Mexicano. In May 2000, Banco Santander Parent acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin. In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

        Banco Santander Mexicano and Banca Serfin initially operated independently. In 2004, Banca Serfin was merged into Banco Santander Mexicano, with the surviving entity being Banco Santander Serfin, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin. Subsequently, in 2006, the Bank was renamed Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

        On February 21, 2008, the corporate name of the Bank was changed to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

        On December 23, 2010, Banco Santander Mexico entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

        Banco Santander Mexico obtained shareholder approval on September 12, 2012 to change its name to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and such name change was subsequently authorized by the CNBV.

        In November 2012, Banco Santander Mexico completed a debt offering of U.S.$1.0 billion in senior notes in the domestic and international markets. In November 2012, Banco Santander Mexico issued senior notes in an aggregate principal amount of U.S.$1.0 billion, in accordance with the Rule 144A of the Securities Act, under an indenture dated as of November 9, 2012. The notes mature on November 9, 2022, and bear interest at a rate per annum equal to 4.125%. Interest is paid semi-annually in arrears on May 9 and November 9 of each year.

        In November 2013, Banco Santander Mexico completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. Prior to the acquisition, ING Hipotecaria provided mortgage-related products and services to more than 28,000 clients and operated 20 branches throughout Mexico. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

        On December 13, 2013, ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple Entidad Regulada, or Santander Vivienda. In February 2014, Santander Vivienda obtained the permits required to change its legal name.

        In December 2013, Banco Santander Mexico completed a debt offering of U.S.$1.3 billion aggregate principal amount of Basel III compliant Tier 2 Subordinated Capital Notes in the domestic and international capital markets.

        On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat. The acquisition was completed in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and a fair value of Ps.3,002 million.

        On July 24, 2015, Banco Santander Parent made us an offer to purchase our custodial business, which we accepted. On January 2, 2018, we sold our custodial business to Banco S3 Mexico, a wholly owned subsidiary of Banco Santander Parent, pursuant to a purchase and sale agreement, which is an exhibit to this Annual Report of Form 20-F. See "Item 10—C, Material Contracts" for more information.

        In August 2016, Banco Santander Parent received the authorization of the Mexican authorities for the incorporation and operation of Banco S3 México, S.A., Institución de Banca Múltiple ("Banco S3 México), an entity to be focused to the specialized business of deposit, custody and management of securities and cash in Mexico.

        On December 21, 2016, by means of note UBVA/093/2016, the SHCP approved the merger of two of our subsidiaries Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México, as the merged entity, and Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging company. The merger was effective January 1, 2017.

        On December 29, 2016, the Bank issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the "Back-to-Back notes") in an aggregate principal amount of U.S.$500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture dated as of December 27, 2016, with the same terms as the perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the "Tier 1 notes") issued by the Former Holding Company on the same date. The Former Holding Company purchased 100% of the aggregate principal amount of the Back-to-Back notes. In connection with the Merger (as defined below), the Bank assumed all of the obligations of the Former Holding Company under the Tier 1 notes and the Back-to-Back notes were cancelled. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities Outstanding—The Additional Tier 1 Capital Notes".

        On October 5, 2017, the SHCP authorized the inclusion of Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México ("Inclusión Financiera") as a part of the Bank. As a result of the purchase, we hold directly 99.99% of the capital stock of Inclusión Financiera.

Capital Expenditures and Divestitures

        In 2015, our capital expenditures were Ps.2,911 million (U.S.$168.8 million), 71.4% (Ps.2,078 million) of which was for technology and the remainder of which was for furniture, fixtures and equipment (Ps.833 million). In 2016, our capital expenditures were Ps.2,946 million (U.S.$142.9 million), 77.4% (Ps.2,280 million) of which was spent on information technology and the remainder Ps.666 million which was spent on furniture, fixtures and equipment. In 2017, our capital expenditures were Ps.4,322 million, 78.0% (Ps.3,372 million) of which was spent on information technology and the remainder Ps.950 million which was spent on furniture, fixtures and equipment.

        For 2018, we have a capital expenditures budget of Ps.6,205 million (U.S.$315.6 million), 69.2% of which (Ps.4,292 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,913 million). Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2018 capital expenditures.

Public Takeover Offers

        No matters to report.

B.    Business Overview

Overview

        We are the second-largest bank in Mexico based on total assets and third in terms of total loans, deposits and net income as of December 31, 2017, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking and securities underwriting. Our principal subsidiaries are Santander Consumo, S.A. de C.V. SOFOM, ER., and Santander Vivienda, S.A. de C.V. SOFOM, ER. As of December 31, 2017, we had total assets of Ps.1,329,191 million (U.S.$67,599 million) and total equity of Ps.115,410 million (U.S.$5,869 million), and for the year ended December 31, 2017, we had net income of Ps.18,678 million (U.S.$950 million), which represented a return-on-average equity, or ROAE, of 16.93% for that period. As of December 31, 2017, we had total loans, net of allowance for impairment losses, of Ps.609,420 million (U.S.$30,993 million), total deposits of Ps.795,440 million (U.S.$38,577 million) and 1,375 offices located throughout Mexico.

        We offer a differentiated financial services platform in Mexico focused on the client segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and medium and large companies in Mexico, while also providing integrated financial services to low-income individuals. We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, information technology systems and our internal practices, as well as enhancing our distribution channels in order to maximize service in our key client segments.

        The following chart sets forth the Retail Banking and Global Corporate Banking operating segments of the Bank and their main focus.

Retail Banking	Global Corporate Banking
Focusing on the following categories of clients: • Individuals, with a net wealth of less than Ps.8 million, categorized as classic, preferred, premier or select	Offering our largest clients (mainly Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:
• Private banking, for individuals with net wealth in excess of Ps.15 million	• Global transaction banking (GTB), which includes cash management, working capital solutions, security services and trade finance solutions

•

Individuals, with a net wealth between Ps.8 million and Ps.15 million are attended to by either the Individuals segment or the Private Banking segment described above, depending on the product offerings that would suit them best

• Global Debt Finance (GDF), which includes origination, structuring and distribution of structured credit and debt products, project finance and asset based finance
• SMEs, with annual gross revenues of less than Ps.250 million	• Corporate finance, which includes mergers and acquisitions
• Middle-market corporations, with annual gross revenues of more than Ps.250 million that are not clients of Global Corporate Banking	• Markets, including "plain vanilla" and tailored fixed income, foreign exchange and hedging solutions
• Government institutions, comprised of Mexican federal government agencies, state agencies and municipalities, as well as Mexican universities	• Global Corporate Banking products and solutions for retail customers, which offers retail segment clients' tailor-made corporate banking products and solutions in order to meet specific needs

        In addition, we have a Corporate Activities operating segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product listed above. These activities include the centralized management of our financial investments, the financial management of our structural interest rate risk and foreign exchange position and the management of our liquidity and equity through securities offerings and the management of assets and liabilities.

        Our insurance activities are included in the Retail Banking segment.

        The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income For the year ended December 31,						Operating profit before tax For the year ended December 31,
	2015		2016		2017		2015		2016		2017
	(Millions of pesos)
Retail Banking	Ps.	37,514	Ps.	42,277	Ps.	47,969	Ps.	12,896	Ps.	15,230	Ps.	17,111
Global Corporate Banking		4,060		4,899		5,295		3,454		5,348		5,085
Corporate Activities		1,414		1,954		2,580		2,018		1,309		1,978

Total	Ps.	42,988	Ps.	49,130	Ps.	55,844	Ps.	18,368	Ps.	21,887	Ps.	24,174

        The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended December 31,
	2015		2016		2017
	(Millions of pesos, except percentages, offices and customer data)
Offices(1)		1,354		1,364		1,375
Customers		12,471,093		13,553,067		15,450,216
Total assets	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191
Loans	Ps.	535,260	Ps.	581,638	Ps.	609,420
Deposits(2)	Ps.	743,632	Ps.	795,852	Ps.	795,440
Total equity	Ps.	107,758	Ps.	105,227	Ps.	115,410
Non-performing loans as a percentage of total loans(3)		3.56%		2.93%		2.89%
Efficiency(4)		39.94%		38.58%		39.21%
ROAE(5)		13.71%		14.89%		16.93%

(1)
Includes branches (including branches with Select service), SME's offices, SME's branches, cash desks (ventanillas—including cash desk with Select service), Santander Select offices (including Centros Select, Espacios Select and, box offices and corner Select) and Santander Select units (módulos).

(2)
Includes Demand, Time deposits, Repurchase agreements, and Deposits from the Mexican Central Bank and credit institutions.

(3)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

  Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

  See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

  See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

(4)
Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.

(5)
Calculated based upon the average daily balance of equity.

        As a result of the Merger, Grupo Financiero Santander México, our new holding company, directly owns 74.96% of our capital stock. Banco Santander, S.A., or Banco Santander Parent, owns 100% of the capital stock of Grupo Financiero Santander México and is our indirect controlling shareholder. We believe that our relationship with Banco Santander Parent and the Santander Group as a whole offers us significant competitive advantages over other banks in Mexico. As of December 31, 2017, the Santander Group had total assets of €1,444.3 billion (U.S.$1,731.5 billion), equity of €106,832 million (U.S.$128,075.7 million) and a market capitalization of €88,410 million (U.S.$105,990.5 million). It also generated an attributable profit of €6,619 million (U.S.$7,935.2 million) in the year ended December 31, 2017. We represented approximately 7% of the Santander Group's attributable profit in the year ended December 31, 2017, making us the fifth largest contributor of attributable profits to the Santander Group. We also represented approximately 4% of the Santander Group's assets in the year ended December 31, 2017, according to the annual report of the Santander Group for 2017.

Our Competitive Strengths

Leading market position in select categories

        We rank second in terms of total assets and third in terms of total loans, deposits and net income among private-sector banks in Mexico, with market shares of 14.6%, 13.0%, 13.5% and 12.8%, respectively, as of December 31, 2017, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as mortgages and commercial loans (including loans to SMEs and middle-market corporations).

        The following table shows the rankings and market share of Banco Santander Mexico as of December 31, 2017, according to information published by the CNBV. All statements in this annual report on Form 20-F regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. For a more detailed description of our performance relative to the Mexican banking industry, see "—Competition."

	Mexican Banking GAAP
	As of December 31, 2017
Rankings and Market Share	Rank of Banco Santander México among Banks(1)	Market Share of Banco Santander México among Banks(1)(2)
Total loans	3	13.0%
Deposits	3	13.5%
Total assets	2	14.6%
Asset quality(3)	6	—
Total equity	3	12.4%
Net income	3	12.8%
Efficiency(4)	3	—
ROAE(5)	3	—

Source: CNBV.

(1)
Among the largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
We calculate market share data based on information published by the CNBV.

(3)
Defined as total non-performing loans as a percentage of total loans.

(4)
We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(5)
Calculated based upon the average balance of equity.

        We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers' needs.

Focus on well-defined profitable client segments resulting in superior track record

        We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels of 13.2%, 14.4%, and 15.8% in 2015, 2016 and 2017, respectively, as determined in accordance with Mexican Banking GAAP, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2017, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

        We developed our client segmentation strategy in 2008 with clearly defined client segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our client segmentation, developing our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key client segments.

        We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. We reported solid results in 2017, with 13.0% of market share as of December 31, 2017 by maintaining our strategy of generating greater profitability through the high margin segments that continue to grow at a good pace, such as corporates, SMEs and consumer loans. Through this strategy, we continue attracting deposits and maintaining a healthy quality of assets. We are the third-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2017, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. See "—Our Core Products—Retail Lending—Mortgages."

Efficient and business-oriented operational platform

        Our operational platform efficiently combines our modern business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. Our multichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, Internet banking, mobile banking and contact centers tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner. We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients' behavior and provide them with targeted product offerings through diverse channels. As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios. As of December 31, 2017, we had approximately 2.2 million customers with pre-authorized credit offers. We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2017, we were the third most efficient bank among the seven largest private-sector banks in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others. We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

Synergies from our affiliation with the Santander Group

        We believe that being an affiliate of the Santander Group offers us significant competitive advantages. The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom, through its Santander U.K. subsidiary, Poland and Portugal, among others. Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries. Our relationship with the Santander Group allows us, among other things, to:

  •
  benefit from the Santander Group's operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;

  •
  strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit committee of Santander Group, making it more independent from management;

  •
  enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Santander Group;

  •
  leverage the Santander Group's latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;

  •
  utilize the Santander Group's management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico. Santander Group also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;

  •
  access the Santander Group's multinational client base and benefit from the Santander Group's global presence, particularly in Latin America;

  •
  support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;

  •
  benefit from selectively borrowing from Santander Group's product offerings in other countries as well as from their know-how in systems management;

  •
  replicate or adapt in Mexico the Santander Group's successful product offerings and best practices from other countries; and

  •
  benefit from the Santander Group's overall market presence and market campaigns such as the Formula 1 sponsorship.

        Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business independent from Banco Santander Parent.

Strong and sustainable funding and capitalization profile

        Our principal source of funding is customer deposits, including repurchase agreements and deposits from credit institutions, which represented Ps.691 billion, or 56.9%, of our total liabilities as of December 31, 2017. As of December 31, 2017, customer deposits represented 86.8% of our total deposits. Since we are primarily a transactional bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage our reliance on and exposure to riskier sources of funding and manage our liquidity requirements. We believe we have attractive capitalization levels based on our Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2017, our total capitalization ratio was 15.73%, comprised of Tier 1 capital ratio of 12.17% and Tier 2 capital ratio of 3.55%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

        We benefit from a highly-experienced management team. Our senior management has an average of 21 years of experience in the financial industry and 14 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, our net income has increased at a compound annual growth rate, or CAGR, of 9.5% since 2008, as determined in accordance with Mexican Banking GAAP, compared to 10.5% CAGR increase in the Mexican banking system as a whole over the same period, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

        During 2017, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our clients' primary bank and (ii) being leaders in profitable growth.

        Based on our strong profitability and growth in key business lines, we will continue targeting retail banking for Mexico's upper class, emerging middle class, SMEs and middle-market corporations, the most dynamic and profitable segments of the Mexican economy. We will strengthen our focus on client attraction, client loyalty, deposit growth, the transformation of our distribution and operational model and enhancing our leading banking franchise in Mexico while attaining sustained profitable growth.

        We intend to achieve these objectives through the following strategies:

Establish a client centric model that places the customer at the core of our business while we continue to expand and develop our customer base and further enhance customer loyalty

        Customers are our main focus and our priority with respect to all of our commercial efforts. We seek to differentiate Santander Mexico by providing exceptional service and attractive value, allowing us to increase customer loyalty. We believe this model will allow us to strengthen our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and become their primary bank. We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with high- and mid-income customers through the offering of key products and business solutions for SMEs and middle-market corporations. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in four main categories: "select," "premier," "preferred" and "classic" customers. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.

        In May 2016, we launched a new program, "Santander Plus", an innovative and comprehensive program focused on client attraction, loyalty and digitalization that provides benefits customers transacting in the Bank. To join the program, customers must have their payroll account at the Bank or receive deposits of Ps.20,000 per month in their bank account with the Bank and become a digital customer through the use of internet or mobile banking services. The benefits of the program for customers include cash reimbursements for using the Bank's services or for spending money at Alsea group restaurants and establishments. Clients also have access to preferential rates in savings accounts. In addition, as we continue to work towards our goal of adapting to the needs and lifestyles of our customers, we added additional benefits to Santander Plus in September 2016, including the refunding of the opening fee when contracting payroll, cash credit, Express Line credit or a Personal Mortgage through the program and "Santander Event Protection," which grants our clients who have at least two assets insured with us (home, auto, health and life) a certificate to celebrate the occurrence of certain important events in their lives. Since November 2017, in alliance with Grupo Soriana, we also grant refunds in cash to customers who spend money at Grupo Soriana stores. This alliance has helped us to promote the convenience of making payments through the Bank.

        We believe this initiative is one of our principal engines to attract high potential clients and a valuable tool to foster its loyalty and become their primary bank. As of December 2017, over 3 million customers have signed up for this program, of which 52% are new customers.

        Furthermore, to take advantage of the new payroll portability regulations, we are seeking to leverage our unique position in the corporate, middle-market and SMEs segments to attract new payroll customers and grow our individual demand deposit base.

        In addition, on October 16, 2017, we announced the launch of Tuiio, a financial inclusion program for low income individuals. Tuiio, which will have its own operating model, infrastructure and brand, is a robust financial inclusion program that will leverage technology to support the needs of Mexico's low-income segment. It aims to generate measurable social impact through productive micro-lending, a digital savings account, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking. The initiative will also include a financial education program for clients, with the purpose of maximizing their skills and developing their employment potential.

Upgrade and enhance our technological platforms and infrastructure and expand our product offering in order to offer our customers innovative & quality services that satisfy their dynamic demands

        We are upgrading and enhancing our technological platforms and infrastructure in order to meet our clients' dynamic needs by providing them with high-quality and innovative products and services. In order to be able to achieve this goal, our strategy requires the digitalization of our businesses.

        In order to secure our offerings with a client centric vision, we will continue to improve our CRM tool to drive strategies based on market intelligence; we plan to offer new products and services to existing customers based on our customer segmentation and the development of value-added offerings. Our goal in managing customer relationships is to position our customers at the heart of our business strategy. By improving our information technology systems and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about current and future needs and the behavior of our customers. We believe that this business intelligence will enable us to define our customer segments in greater detail according to the life cycle and income levels, as well as improving the way we serve our customers through various distribution channels.

        We will also continue to invest in creating and maintaining strong business support and commercial processes to make our products and services more accessible and improve our relationships with our clients. For example, we have developed a fully integrated commercial network, which manages customer product offerings through an internally designed CRM tool that makes it easier for branch executives to know their portfolios and to approach customers with specific and tailored product offerings, in addition we also defined differentiated on boarding service model optimizing the accounts opening and the digital contracting of loans for our clients and non-clients.

        We seek to increase our market share in retail banking by offering innovative banking products and intend to focus on profitable products such as insurance, mortgages, credit cards, personal loans, SMEs and middle-market corporations loans where we believe there is an opportunity to increase our market share. For our non-retail clients, we will continue to offer through our Global Corporate Banking segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others. We intend to improve the ways we serve our clients by expanding the multichannel distribution strategy related to each of our client segments, and we will continue to seek to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses. In addition, we have established a division that is focused on enhancing the quality of our products and processes.

        During 2017 we focused on the development of new products and digital channels to provide our customers with a modern technological experience, launching products such as "Super Digital" and "Super Cuenta". We also launched an innovative new remote service model "Santander Connect", the platform "Santander Cash Nexus" and the "Super Wallet" application. In addition, in October 2017, the digital "Spotlight" factory was inaugurated with a team dedicated to the development of solutions, improvements in processes, products and new banking schemes, based on technologies that seek to add next-generation services for our customers.

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

        We seek to continue increasing our market penetration, focusing on our well-defined client segments and targeted products (such as mortgages, consumer lending, SMEs lending and middle-market corporations). At the same time, we intend to continue developing our profitable and client-centered global corporate banking. To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products with customer centricity, as well as seek to capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America. Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic channels, as well as the cross-selling of products and tailored services to increase the number of products used by each of our clients. We intend to achieve this objective through ongoing technological innovation, development of lasting relationships with our customers and by cross-selling credit products, such as mortgage loans, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our clients. We aim to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our multichannel distribution platform and by continuing to focus on the development of innovative products aimed at satisfying the needs of each of our different client segments.

Capitalize on our risk management practices, cost-efficient culture and efficient capital allocation to promote profitable and sustainable growth

        As we pursue our growth and profitability objectives, we will sharpen our focus on profitability and efficiency, by seeking to be a more balanced bank with a higher share of consumer loans and lower cost deposits. We aim to underpin this strategy through efficient capital allocation, strong risk management, an efficient overhead structure and productive investments. We will continue applying risk policies aimed at generating an appropriate return of our risk-weighted assets. We intend to continue to carefully monitor the credit quality of our asset portfolio and adapt our risk policies accordingly, particularly any assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet. We plan to maintain a balanced growth profile with a strong emphasis on liquidity, a stable, low-cost funding base and strong capital ratios.

        We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function ATMs and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy. As of December 31, 2017, we were the third most efficient bank among the seven largest private-sector banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

        As of December 31, 2017, we have two principal subsidiaries: Santander Consumo, S.A. de C.V. SOFOM, Entidad Regulada and Santander Vivienda, S.A. de C.V. SOFOM, Entidad Regulada.

        On December 21, 2016, the SHCP authorized the merger of our subsidiary Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging entity with two of our other subsidiaries, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México and Santander Holding Vivienda, S.A. de C.V. both as merged entities. The merger was effective on January 1, 2017.

        On October 5, 2017, the SHCP authorized the inclusion of Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México ("Inclusión Financiera") as a part of the Bank. As a result of the purchase, we hold directly 99.99% of the capital stock of Inclusión Financiera.

        The following table shows total assets, net income and total equity of each of our principal subsidiaries as of and for the year ended December 31, 2017.

	IFRS
	As of and for the year ended December 31, 2017
	Total assets		Net income		Total equity
	(Millions of pesos)
Santander Consumo	Ps.	77,918	Ps.	2,407	Ps.	11,023
Santander Vivienda		33,248		545		6,867

(1)
Includes total assets and net income of Banco Santander Mexico and its subsidiaries on a consolidated basis.

        Our principal sources of funding are customer deposits. Customer deposits typically represent a substantial portion of our funding base because of our ability to attract deposits from customers through its extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning its funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

Retail Banking

General

        Our Retail Banking segment's activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. As of December 31, 2017, our Retail Banking segment accounted for approximately 82.3% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 79.4% of our total demand and time deposits, 85.9% of our net interest income, 88.1% of our fee and commissions income (net) and 70.8% of our operating profit before tax. Our Retail Banking operations served 15,437,702 customers as of December 31, 2017, an increase of 1,897,551 customers since December 31, 2016.

        In 2017, our branch network and alternative channels originated more than 742,659 credit cards, 450,058 consumer loans and 14,348 mortgage loans.

Individuals

        We classify individual high-income customers as "select," if they have a monthly income in excess of Ps.70,000 (U.S.$3,560) and "premier," if they have a monthly income between Ps.50,000 (U.S.$2,543) and Ps.70,000 (U.S.$3,560); mid-income, or "preferred," if they have a monthly income between Ps.7,500 (U.S.$381) and Ps.50,000 (U.S.$2,543); and low-income, or "classic," if they have a monthly income below Ps.7,500 (U.S.$381). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World) services to our select customers. As of December 31, 2017, individuals accounted for 38.6% of our total loans and advances to customers (excluding reverse repurchase agreements) and 34.0% of our deposits. As of December 31, 2017, individuals (including individuals served by our private banking business described below under "—Private Banking") accounted for 54.7% of our fee income and 24.7% of our operating profit before tax in the year ended December 31, 2017.

        New individual customers are classified according to their socioeconomic status as classic, preferred, premier, select or as private banking customers (as described below in "—Private Banking"). Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age. Through this strategy, we aim to build customer loyalty by developing products that meet our customers' financial needs throughout their entire financial life cycle.

        We follow different service models for each customer class:

  •
  Select customers:  We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers we offer different investment products (both short- and long-term), asset protection, personal credit, mortgages and credit cards. The select model offers the opportunity be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2017, our select customers class included 481,138 customers, 290,455 of whom were attended to by 605 select managers that specialize in investment services. About half of our select customers were attended to in 144 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.

  •
  Premier customers:  We have a commercial model that tracks our premier customers' financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2017, our premier customer class included 584,439 customers that were served by approximately 705 representatives throughout our 1,375 offices across Mexico.

  •
  Preferred customers:  We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2017, we had 4,732,290 preferred customers.

  •
  Classic customers:  Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2017, we had 9,230,391 classic customers.

        Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 62.1% of our fee income and 34.8% of our operating profit before tax in 2017.

Private Banking

        The goal for our Private Banking division is to grow as a market leader in the private banking business in the countries where we operate, offering our customers solutions for their financial needs, through a transparent and innovative approach, based on a long-term, respectful and trustful relationship.

        Private Banking has 2,500 professionals across more than 100 offices worldwide, and is within the top twenty private banking operations in terms of asset volume. In Mexico, we have 20 offices and 98 specialized bankers located throughout the country, which provide financial advice and financial services to more than 12,044 customers with Ps.212,768 million (U.S.$10,821 million) in assets and 19,547 accounts.

        In 2017, Euromoney recognized us as the best private bank in Mexico.

        We provide customized financial and investment services by offering innovative products developed via a rigorous risk management process adapted to each client's specific needs and investment profile. These customers are assigned to a specialized banker who monitors their investment portfolio and remains in frequent contact with the client.

        We offer different services to each customer, depending on the degree of involvement that such customer wishes to have with the bank, including Custody/Execution Services, Advisory Services and Centralized Management.

        In order to provide a differentiated business model, we have two divisions:

  •
  Private banking customers, with net wealth in excess of Ps.15 million (U.S.$762,858); and

  •
  Private wealth customers, with net wealth in excess of Ps.300 million (U.S.$15.3 million). We offer our private wealth customers the same products and services that we offer to our private banking customers, in addition to estate planning advice and financing and real estate services.

SMEs

        As of December 31, 2017, our SME line of business represented 11.5% of our total loans and advances to customers (excluding reverse purchase agreements) outstanding and 9.2% of our deposits. SMEs accounted for 14.1% of our fee and commission income (net) and 17.2% of our operating profit before tax in the year ended December 31, 2017. We offer our customers in this business line a range of products, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage.

        Our Retail Banking segment provides banking services and originates loans for SMEs. In 2015 we strengthened our service model for "Medium-Sized Enterprises," where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.15 million (U.S.$762,858). Approximately 40% of the SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

        Our SME business represented Ps.72,279 million of our total loan portfolio as of December 31, 2017, an increase of 6.5% from December 31, 2016. This increase reflects the positive results obtained from the improvement in client services via the "SME Santander Model," through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 853 dedicated SME specialists as well as 25 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2017.

Middle-Market Corporations

        This business line is comprised of companies that generally have annual revenues of more than Ps.250 million (U.S.$12.7 million), are not clients of Global Corporate Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2017, we had 7,926 middle-market corporations customers, and 32 specialized offices, 205 senior executives, 19 agro executives, 8 account directors, 16 deputy directors and 139 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

        Our middle-market corporations portfolio represented Ps.166,783 million (U.S.$8,482 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2017, an increase of 12.4% from December 31, 2016. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2016 and 1.0% as of December 31, 2017. As of December 31, 2017, our middle-market corporations customers represented 26.6% of our total loans and advances to customers (excluding reverse repurchase agreements) and 17.5% of our deposits. In savings account balances, we increased our market share by 1.4 times with a 13.4% increase as compared to 2016. Middle-market corporations accounted for 16.6% of our fee and commission income (net) and 21.8% of our operating profit before tax in 2017.

        The middle-market business is an important source of deposits and most of its revenues come from credit products. This business line has consistently increased its array of products designed to meet our customers' needs in terms of cash management and collection solutions. Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to further provide loans and cash management and collections solutions to middle-market corporations.

        In addition, we have significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these clients as Vinculados Transaccionales (Loyal Clients). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had 3,216 Vinculados Transaccionales customers as of December 31, 2017, an increase of 7.3% from December 31, 2016.

        We have a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations' specific needs and requests.

        In 2017, we contributed 115,624 payrolls accounts to Retail Banking. We strengthened our Investment Banking model, through internal integration and the addition of a new working team, generating more than Ps.667 million income. We created the first application for middle market corporations. Through this application, we anticipate that our clients will be able to manage their cash flows more easily.

Institutions

        This business unit caters to Mexican federal government agencies, states agencies and municipalities as well as Mexican universities. As of December 31, 2017, these customers represented 5.6% of our total loans and advances to customers (excluding reverse repurchase agreements) and 18.8% of our deposits. Institutions accounted for 2.7% of our fee income and 7.1% of our operating profit before tax in the year ended December 31, 2017. We had 1,734 institutional customers as of December 31, 2017.

        We have 12 specialized representative zones in Mexico that offer tailor-made products to meet our institutional customers' needs. Among the products, we offer to our governmental clients are current accounts, loans, payroll processing, cash management, collection services and payment processing services. Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

        We have a global business model "Red Salud" that brings specialized service to health care institutions in Mexico, through our nine branches. In addition, we have implemented a model to attend to several religious institutions, such as Parishes, Archdiocese and Diocese in Mexico.

Global Corporate Banking

General

        The Global Corporate Banking segment serves customers such as large Mexican companies and local and foreign multinational companies, which are served globally by the Santander Group which, due to their size, complexity or sophistication require customized services and value-added corporate products. This segment also includes domestic and international financial groups, as well as large institutional customers.

        This segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services and e-banking, structured loans, syndicated loans, acquisition financing and asset, among others, through two branch offices located in Mexico City and Monterrey. The Global Corporate Banking segment uses its range of products, knowledge of the local market and efficient execution in order to customize the financial solutions it offers to our customers.

        As of December 31, 2017, the Global Corporate Banking segment served 435 customers and accounted for 17.7% of our total loans and advances to customers (excluding reverse repurchase agreements), 18.1% of our total demand and time deposits, 11.9% of our fee and commission income (net) and 21.0% of our operating profit before tax.

        The main products and services that our Global Corporate Banking segment provides are:

  •
  Global transaction banking, which includes cash management, working capital solutions and trade finance;

  •
  Global Debt Finance (GDF), which includes origination, structuring and distribution for structured credit and debt products, project finance and asset based finance;

  •
  Corporate finance, which provides advisory, origination and execution services in financial and strategic advisory services on mergers and acquisitions processes;

  •
  Markets, which includes solutions and services for investing and hedging using both plain vanilla and structured products such as rates, equity and foreign exchange. This activity also includes the intermediation in organized markets; and

  •
  Global Corporate Banking products and solutions for retail customers, which offers retail segment clients' tailor-made corporate banking products and solutions in order to meet specific needs.

Global Transaction Banking

        Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional clients in the Global Corporate Banking segment by offering products and services such as:

  •
  Cash Management.  We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

  •
  Basic financing.  We offer our clients short-and medium-term financing for working capital and other purposes. Banco Santander Mexico participated in financing Inditex Group with a Ps.2,700 million 1-year term credit. We increased the credit line of the Comisión Federal de Electricidad (CFE) to Ps.5,000 millon 1-year term. Santander participated in financing Carso Gasoducto Norte, S.A. de C.V. with a Ps.600 millon 1-year term credit. We also credit to FUNO with Ps.1,500 million 180-days term. With this loan, we remain FUNO's principal bank.

  •
  Working Capital Solutions.  We offer supply chain financing products, such as confirming, factoring and leasing, among others.

  •
  Trade finance.  We have a dedicated team for originating and structuring foreign trade transactions and related financing operations, including both credit and collateral management. In 2017, Euromoney magazine named Santander Global Corporate Banking the "Best Investment Bank" in Mexico. Additionally, in 2017, Global Finance Magazine named Banco Santander México the "Best Trade Provider in Mexico" for the fourth consecutive year. Among our representative deals, we with Bancomext closed a Pre Delivery Payment (PDP) for U.S.$174 million with Aeromexico to finance the construction of 6 aircraft. We also made the first assignment of an advance payment financing to Sabadell Mexico for an amount of U.S.$20 million. We closed a Standby compliance issue in favor of CENACE (Centro Nacional de Control de Energía) for U.S.$40 million, to guarantee the individual interconnection of the El Carmen Electric Power Station in Nuevo León. We also participated in the issuance of a StandBy Letter of Credit for U.S.$20 million in favor of the CFE to guarantee the pre-operational base of the Topolobambo III project.

Global Debt Finance

        The credit markets operations of Global Corporate Banking are in the scope of our GDF area, which includes project finance, syndicated loans and acquisition finance, and asset based finance:

  •
  Project Finance.  We originate, structure and finance projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. We have participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others. We are currently positioned as the leading commercial bank for the structuring and financing of infrastructure and energy projects in Mexico. Some of the representative deals in energy and infrastructure include a simple loan we granted for up to Ps. 2,000 million to finance the conservation expenses and / or expansion works of the RCO road network (subsidiary of Goldman Sachs). In the energy sector, we, together with the three Mexican development banks and EKF, granted the financing of the Parque Eólico Reynosa III of Zuma Energía for an amount of USD 600 million, divided into a Senior Credit, two Letters of Credit and two Contingent Lines. We participated as a structuring bank and administrative agent of the project.

  •
  Syndicated Loans and Acquisition Finance.  In 2017 we ranked first in the local market by number of deals as Lead Arranger with a total of 13 deals according to information provided by Loan Connector and internal estimates. We also ranked second by volume amount according to information of Loan Connector and internal estimates. The deals included customers such as Grupo Gigante, CEMEX, AT&T, Grupo México and Lala.

  •
  Asset Based Finance.  This area is responsible for the development of financing products that optimize capital investments. Our principal asset and capital structuring activities involve equity and mezzanine funding for energy and infrastructure projects. We granted a Subordinated Debt through the purchase of Private Stock Certificates backed by the remainder of two federal PPS projects for a total amount of Ps.1,080 million. This is the first Capital Finance / Subordinated Debt operation that the ABF area performs globally.

Corporate Finance

        Our Corporate Finance sub-division of our Global Corporate Banking segment is engaged in the following activities.

  Mergers and Acquisitions

        We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, fairness opinions and capital raising services. As part of our universal banking model, we can offer financing to the parties we advise.

Equity Related Services

        Our Global Corporate Banking segment offers institutional and corporate clients intermediation services in organized markets and design and provision of derivatives over-the-counter, including market research services.

        Through exchange-traded derivatives, we offer our institutional clients both domestic and international listed derivative products. We are a leader in the MexDer; in 2017, we led the market. We also offer our institutional and corporate clients tailored derivative products, in order to manage and hedge their financial risks and optimize the performance of their portfolios.

Treasury Trading Activities

        Our Global Corporate Banking segment includes our treasury trading activities business, which offers a variety of treasury products to customers, including institutional investors, corporate clients and individuals. We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates. We believe we have an effective client coverage model based on dedicated sales teams for each client segment that allows us to maintain specialists committed to providing for the specific needs of our individual clients. In addition, we have structuring and product development teams that work to maintain a cutting-edge portfolio of innovative client solutions. The global network of Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers. Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies. We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

Global Corporate Banking Products and Solutions for Retail Customers

        We have specialized teams dedicated to bringing retail segment clients tailor-made corporate banking products and solutions in order to cover these clients' needs in investment banking and markets.

        Our retail markets team designs and provides adapted derivative and cash flow products (mainly interest rates and foreign exchange) for retail clients, distributing them through our branch network. They also provide tailor-made derivative products for those retail clients with specific and complex requirements.

        Our retail investment banking team is involved in structuring a variety of transactions, such as project and acquisition finance, mergers and acquisitions, and asset and capital structuring, bringing our retail clients products that address specific, one-time needs.

Relative Value

        Our Global Corporate Banking segment is responsible for the management of the Bank's relative value investment. In the management of the Bank's books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital. The decision-making process is based on fundamental aspects of each market, supported by technical views. The relative value trading desks must comply with risk control policies established by our senior management and with those applied worldwide by Banco Santander Parent. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Our Core Products

Deposit-Taking and Repurchase Agreements Transactions

        We offer our Retail Banking customers a variety of deposit products, such as:

  •
  current accounts (also referred to as demand deposits), which do not bear interest;

  •
  traditional savings accounts, which bear interest; and

  •
  time deposits, which are represented by certificates of deposits, which normally have a maturity of less than 36 months and bear interest at a fixed or floating rate.

        In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate. Besides representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

        We also enter into repurchase agreements transactions. Repurchase agreements are Mexican-law governed sale and repurchase agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security. Under a circular issued by the Mexican Central Bank, Mexican banks may enter into repurchase transactions with Mexican and foreign counterparties. Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities. Repurchase transactions must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association. Collateral may be provided in connection with repurchase transactions.

        Repurchase agreements totaled Ps.110,149 million at December 31, 2017, a 11.5% decrease compared to the amount at December 31, 2016. We expect to continue using this funding source in the future due to its broad availability and low cost.

        The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2015		2016		2017
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	215,028	Ps.	246,101	Ps.	256,635
Non-interest-bearing deposits		132,725		157,222		165,393

Subtotal	Ps.	347,753	Ps.	403,323	Ps.	422,028
Time deposits:
Notes with interest payable at maturity	Ps.	109,827	Ps.	124,375	Ps.	141,883
Fixed-term deposits		874		5,454		5,598
Foreign currency time deposits		10,943		10,579		11,983

Subtotal	Ps.	121,644	Ps.	140,408	Ps.	159,464
Repurchase agreements	Ps.	49,595	Ps.	83,891	Ps.	81,790
Accrued interest(1)		155		578		1,054
Other deposits		24,652		27,696		26,230

Total customer deposits	Ps.	543,799	Ps.	655,896	Ps.	690,566
Deposits from the Mexican Central Bank and credit institutions(2)		199,833		139,956		104,874

Total deposits	Ps.	743,632	Ps.	795,852	Ps.	795,440

(1)
Mainly from time deposits.

(2)
Includes Ps.145,484 million, Ps.40,634 million and Ps.28,359 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2015, 2016 and 2017, respectively.

Lending

        The following table shows a breakdown of our total loans and advances to customers (excluding reverse repurchase agreements) by customer category at the dates indicated.

					Change, December 31, 2017 vs. December 31, 2016
	At December 31,
					(Millions of pesos)
	2016		2017				(%)
	(Millions of pesos)
Individuals	Ps.	233,293	Ps.	241,950	Ps.	8,657	3.7%
SMEs		67,895		72,279		4,384	6.5%
Middle-market corporations(1)		148,385		166,783		18,398	12.4%
Institutions		33,101		34,766		1,665	5.0%
Subtotal		482,674		515,778		33,104	6.9%
Global corporate clients		116,847		110,571		(6,276)	(5.4)%

Total(2)	Ps.	599,521	Ps.	626,349	Ps.	26,828	4.5%

(1)
Includes private banking.

(2)
These amounts do not include reverse repurchase agreements.

Retail Lending

  General

        We offer retail lending products to customers through our extensive branch network and on-site service units. See "—Distribution Network." We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses). We tailor our products and services to the needs of each customer classification. Our loans are generally originated and serviced internally. We believe our underwriting system has the capability to process large application volumes (greater than the expected volume for the upcoming years), maintaining the tight controls and information requirements to improve the decision models.

        We make credit available to our customers through the various loan products listed in the table below. The table sets forth the composition of our individual and SME customer total loan portfolio at the dates indicated.

					Change, December 31, 2017 vs. December 31, 2016
	At December 31,
					(Millions of pesos)
	2016		2017				(%)
	(Millions of pesos)
Mortgages	Ps.	132,414	Ps.	134,196	Ps.	1,782	1.3%
Credit cards		51,537		54,372		2,835	5.5%
SMEs		67,895		72,279		4,384	6.5%
Payroll loans		27,315		29,844		2,529	9.3%
Personal loans		21,990		23,291		1,301	5.9%
Other		37		247		210	567.6%

Total	Ps.	301,188	Ps.	314,229	Ps.	13,041	4.3%

        The Santander Hipotecario residential mortgage portfolio (now held by Santander Vivienda) amounted to Ps.26,262 million and Ps.25,739 million as of December 31, 2016 and December 31, 2017, respectively.

        The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2017.

Annual interest rate
(%)
Credit cards	25.40
Personal loans (includes payroll loans, personal loans and others)	24.84
Mortgages	10.35

  Payroll Loans

        Payroll loans are a typical consumer lending product with a differentiated method of payment. We grant loans (after conducting a risk assessment) to clients that receive their salaries through a current account at the Bank. The loan payments are made through automatic charges to the current account and are scheduled according to the payroll frequency of each employee (weekly, biweekly, monthly).

        Our clients include employees from the public and private sectors. At December 31, 2017, payroll loans amounted to Ps.29,844 million (U.S.$1,518 million), representing approximately 4.8% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 12.9% of the market share in Mexico in payroll loans at December 31, 2017, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

  Personal Loans

        Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 30% of such customer's net monthly salary. Personal loans are not secured by collateral. At December 31, 2017, personal loans amounted to Ps.23,291 million (U.S.$1,185 million), representing approximately 3.7% of our total loans and advances to customers (excluding reverse repurchase agreements).

  Credit Cards

        We are the third-largest market player with respect to credit card loans in the Mexican market according to information published by the CNBV, and we had 3.6 million outstanding credit cards across 3.2 million accounts as of December 31, 2017. At this date, we held a 14.1% market share, with a Ps.54,372 million (U.S.$2,765 million) loan portfolio and a delinquency rate of 4.9%, below the average in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2017, our total credit card loans outstanding represents approximately 8.7% of our total loans and advances to customers (excluding reverse repurchase agreements).

        We issue 21 different MasterCard, Visa and American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. We market our credit cards through our branch network and offer preselected credit cards to our customer base across all socioeconomic customer segments. Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns and managing risk according to different segments and channels. Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection and miles/rewards programs.

        We offer many benefits for our credit card customers, including: (i) the Fiesta Rewards Platinum card, through which customers (a) receive 10,500 points on the first purchase within 100 days of card authorization, three points for every dollar consumed in any establishment and ten points for every dollar in participating hotels, (b) can exchange points for hotel nights, plane tickets, car rental and catalog products and (c) can access our Concierge service and more than 900 VIP lounges with Priority Pass membership; (ii) the Delta Platino card, through which customers (x) receive a welcome bonus of 7,500 miles when the customers spends U.S.$750 in the first three months, priority in the boarding of certain flights and access to the SkyMiles Program in which one mile is accumulated for every dollar spent in any establishment and two miles for every dollar spent in Delta, with no expiration of points and (y) can access Concierge service and Elite Valet; (iii) the American Express card, which grants differentiated points: three points for each dollar in purchases in department stores, two points for each dollar in supermarkets and one point for every dollar in any other trade, plus an extra bonus of triple points for purchases without interest during the first six months after activation.

        In February 2016, we launched a new travel credit card "TDC Santander-Aeromexico", in conjunction with the most important airline in Mexico, with exclusive benefits for 10 years. This card offers differentiated benefits to different client segments: Santander Aeroméxico Infinite and Santander Aeroméxico Platinum for high income clients and Santander Aeroméxico Blanca for mid income and massive clients. Benefits to our TDC Santander-Aeromexico credit card customers include "premier points" per trips and for each U.S.$1.00 spent, benefits when traveling including preferential boarding, airport transportation and access to airport and premium lounges, free use of Santander ATMs abroad, replacement and cash advance with emergency card abroad, shopping protection and international emergency medical services, among others.

        In 2016, TDC Santander-Aeromexico became a priority commercial focus for us, issuing more than 790,000 cards to consumers since the launch of the product in February.

        As of December 31, 2017, our credit card portfolio has the fourth-best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

        In 2017, we sought to strengthen our credit card portfolio through a strategic product relaunch of our FlexCard, Fiesta Rewards and Black Unlimited cards and a new design of a TDC Profiler, a card profiling tool, that matches clients with the right product in order to achieve efficiency in costs and commissions. Portfolio management was mainly based on promotions, including promotions providing months without interest for spending at businesses with the highest turnover recurrence. We also engaged in campaigns to encourage leveraged use of credit cards through global and local sponsorships, with an important focus on the entertainment and sport industries, as well as temporary promotions at key times during the year (Easter, summer, Good Friday, year-end). These campaigns are in addition to initiatives with commercial partners such as Aeroméxico and Club Premier, including joint campaigns and special promotions, such as Day Day Santander and Venta Azul Aeroméxico.

        The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	As of January 1,	As of December 31,
	2014	2014	2015	2016	2017
Total credit card non-performing loans as a percentage of total credit card loans	3.35%	4.70%	3.86%	3.79%	4.29%

        A special risk management unit for the credit card business continuously monitors portfolio performance. New application scores, behavior scores and capacity score models were implemented to manage new growth strategies. In addition, the credit card portfolio is segmented for risk according to behavior models. Depending on risk stratification, different offers are designed to increase, maintain or reduce exposure and profitability.

        Our credit card business follows the Santander Group's corporate model, which provides the following benefits:

  •
  Standardization throughout the Santander Group's markets through standardized management of certain "business levers": acquisition, activation, billing, receivables, retention, loyalty and products.

  •
  Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group's card units globally by means of an electronic campaign library.

  •
  Decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.

  •
  Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.

  •
  New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

        We have invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

        In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals. The point-of-sale terminals business is a joint venture with Elavon Merchant Services México, or Elavon, which is a subsidiary of U.S. Bancorp, a company that provides end-to-end payment processing services to more than one million merchants in the United States, Europe, Canada and Puerto Rico and other countries. The main contributions of Elavon are its know-how, its portfolio of products and services, its multinational customers with operations in Mexico and its access to the investments that this business requires. Our alliance with Elavon has resulted in what we believe is a more diligent management of our credit card business, focusing on providing new payment solutions and innovative business services for merchants.

  Mortgages

        We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2017, held a 17.5% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2017, we had a total mortgage portfolio of Ps.134,196 million (U.S.$6,825 million), representing approximately 21.4% of our total lending portfolio.

        On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on

April 29, 2011. In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,218 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. We did not purchase any loans to developers as part of the GE Capital acquisition or otherwise. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,386 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,271 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,246 million).

        On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates two branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541.4 million (approximately U.S.$31.4 million) for ING Hipotecaria's equity. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

        We currently have the third largest mortgage loan portfolio in the financial system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV, in terms of the size of the mortgage portfolio. The mortgage loan portfolio of GE Capital's mortgage business represented approximately 20.3% and 19.8% of our mortgage portfolio as of December 31, 2016 and 2017, respectively, as determined in accordance with Mexican Banking GAAP. The mortgage loan portfolio of ING Hipotecaria represented approximately 5.7% and 4.6% of our mortgage portfolio as of December 31, 2016 and 2017, respectively, as determined in accordance with Mexican Banking GAAP. In February 2017, Santander Hipotecaria, which held the mortgage portfolio of GE Capital, merged into Santander Vivienda, which held the prior mortgage portfolio of ING Hipotecaria, such that our entire mortgage portfolio is now held at Santander Vivienda. As of December 31, 2017, Santander Vivienda represented 24.4% of our loan portfolio.

        On average, the loan-to-value ratio of our mortgage loans was 58.8% as of December 31, 2017. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.5 million) or up to 90% (if the property value is less than or equal to Ps.5 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

        On November 16, 2016, we launched Santander Personal Mortgage which offers the only mortgage loans in Mexico at a personalized interest rate, adjusted to each of our customer's needs. Further, clients who benefit from Santander Personal Mortgage are also entitled to enjoy the benefits of Santander Plus, provided certain conditions are met.

        During 2017, efforts were made to mitigate the impact of the increases in the interest rates on mortgage loans. Our mortgage offerings were simplified to facilitate the placement processes for clients and the sales force and recurring promotions were launched, such as property appraisal bonuses, acceptances of other banks' property appraisals and promotion offering a payment-free first month.

  Insurance Brokerage

        We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The products we sell, which are underwritten by the joint venture with Zurich Financial Services Group, together with sales of products of its predecessor, Seguros Santander, represented approximately 30.6% and 29.3% of the commissions we earned in 2016 and 2017, respectively.

        Total outstanding insurance premiums distributed by us increased 6.0%, or Ps.646.9 million in 2017, as compared to 2016, and total insurance commissions collected by us increased 1.6% in 2017 as compared to 2016. This result was supported by strengthening of our offering with a client-segmented approach and a significant mass media campaign for "Autocompara", focusing on the improvement of sales force productivity and their incentive scheme.

        The products we distribute as part of our insurance brokerage services include life, automobile, home, health, accident, fraud, unemployment and life-savings insurance. We focus on simple standardized banking product-related insurance mainly intended for the retail business. We cross-sell these insurance products with our banking products. The products are sold through our distribution network and we receive a service fee from the insurance providers based on our sales.

        We do not bear any underwriting risk in connection with our insurance brokerage services. All underwriting risk is assumed by, and all premiums are payable to, the relevant third-party insurance underwriters.

        In 2011, we launched our Autocompara program, which allows potential clients to compare automobile insurance quotes from the seven largest insurance companies in Mexico. Clients may access this program at our branches, on the Internet or by telephone. This program has been advertised through a national publicity campaign, which has allowed us to position ourselves among the top companies in the automobile insurance sector. As of December 31, 2017, automobile insurance products generated commissions of Ps.978.4 million (U.S.$49.8 million) based on a portfolio of approximately 1.3 M outstanding automobile insurance policies.

        In 2016, we launched "Santander Event Protection" program as an additional benefit of Santander Plus for our clients, which awards our clients who have at least two insured assets with us (home, auto, health and life), with a certificate to celebrate the occurrence of certain important events in their lives. This program encourages the integral protection of our customers, increasing the profitability and strengthening our client portfolio though the rewards scheme. In 2016, we also made improvements in the marketing processes of ATM insurance, and notifications were sent via text messages and email for customers who purchased new insurance.

        During 2017, we began a digital the transformation of our business that included (i) investing in the development of digital services to improve the customer experience, (ii) providing a single portal on our website for information on insurance held through us and (iii) optimizing our website such that it now provides a purchase process in three steps. In addition, after the earthquakes in southern and central Mexico, immediate attention was given to more than 2,500 people whose homes were affected and who had home insurance or damages associated with their mortgage credit with us, helping them replace their damaged goods.

  Corporate Lending

        We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2017, we had approximately 389,302 SME customers, 7,926 middle-market corporation customers and 1,734 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation clients' coverage is handled by our officers who are appointed according to the customer's geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

Distribution Network

General

        We refer to our strategy of using multiple distribution channels, such as branches, Internet banking, mobile banking, contact centers and third-party branches, tailored to each of our client segments and designed to reach a broad spectrum of customers in a cost-efficient manner as our multichannel distribution strategy. Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like Internet banking, which we refer to as alternative distribution channels. The principal aims of the complete multichannel distribution strategy are to benefit from the synergy of the various channels and to direct customers to the most effective channel for the purposes of their transactions.

        As of December 31, 2017, our distribution channels included:

  •
  Office network.  We have 1,375 offices throughout Mexico.

  •
  ATMs.  We have 7,323 ATMs with coverage throughout Mexico, with more than 42.5 million transactions per month in average.

  •
  Contact centers.  We have 2,784 contact center positions with approximately 5,202 employees. We receive more than 4.9 million in-bound calls on average per month and generate 6.3 million transactions.

  •
  Internet banking.  We had, on average, more than 27 million banking transactions per month in 2017, with more than 971,495 active customers.

  •
  Mobile banking.  Our newly launched channel, which enables customers to complete transactions from their cell phones and tablets. As of December 31, 2017, we had more than 1,507,929 active customers and 63.8 million transactions per month on average.

  •
  Specialized sales force.  We have 237 agents in our Asesores Super Nómina network. See "—Alternative Distribution Channels—Specialized Sales Force."

  •
  Third-party branches (corresponsalía).  We have 20,449 complementary branches provided by our agents, Telecomm, Oxxo and 7-Eleven. See "—Alternative Distribution Channels—Third-Party Branches."

  •
  Third-party mortgage brokers.  In the year ended December 31, 2017, approximately 42% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

        During 2017, we continued to promote the digital channels to enhance the experience of our customers by improving the electronic banking in three applications: Public Portal, SuperNet and SuperMobile (Commercial Banners, Reception of Notifications and new image).

        We continue promoting our multichannel distribution strategy and strategic alliances with our correspondents. With the help of our correspondents we are able to expand our basic banking services for retail clients, such as credit cards payments, deposits, low commission transactions and cash withdrawals with debit and credit cards to a broader territory. The promotion of multichannel services allows us to keep our clients updated on new options to make their transactions easier and faster.

Office Network

        Our office network offers our products and services to our customers. The table below shows the number of offices in our branch network, which includes our branches (sucursales), (traditional,

traditional + select, smart, smart + select, centro select, PyME, universities, salud, salud + select) and cash tellers (ventanillas), (traditional, business, business + select, espacio select, box select, corner select, universities and customs) across Mexico's regions at the dates indicated. Information is provided with respect to the offices of Banco Santander Mexico only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

	At December 31,			Change, December 31, 2017 vs. December 31, 2016
	2015	2016	2017	#	%
Central	157	156	159	3	1.9%
Metro North	187	187	185	(2)	(1.1)%
Metro South	183	184	187	3	1.6%
Northeast	165	165	169	4	2.4%
Northwest	123	123	124	1	0.8%
North	111	113	113	—	0.0%
West	139	138	139	1	0.7%
South	117	117	119	2	1.7%
Southeast	172	181	180	(1)	(0.6)%

Total	1,354	1,364	1,375	11	0.8%

        (Includes 25 SME business centers)

Alternative Distribution Channels

  General

        We also distribute our products and services through alternative distribution channels, which have experienced consistent growth in terms of sales, services, provision of product information and customer preference. These alternative distribution channels consist of ATMs, our contact centers, Internet banking, mobile banking, Asesores Super Nómina and third-party branches.

        Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low-income segment where we are able to have a more effective relationship with a broader customer base.

  ATMs

        We operate an extensive network of 7,323 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

        The following table shows the number of our ATM machines across Mexico's regions at the dates indicated.

	At December 31,			Change, December 31, 2017 vs. December 31, 2016
	2015	2016	2017	#	%
Central	623	741	817	76	10.3%
Metro North	741	837	878	41	4.9%
Metro South	628	724	770	46	6.4%
Northeast	688	738	781	43	5.8%
Northwest	569	624	651	27	4.3%
North	505	630	671	41	6.5%
West	502	568	615	47	8.3%
South	679	772	810	38	4.9%
Southeast	1,054	1,191	1,330	139	11.7%

Total	5,989	6,825	7,323	498	7.3%

        We designed a comprehensive strategy that includes installing additional ATMs to transfer operations currently performed by cashiers to ATMs, reducing the workload of cashiers and thus improving the quality of their services, by increasing the functions of ATMs to encourage self-servicing and replacing machines that were becoming obsolete. We have also devised an expansion plan to amplify the ATMs' functions, including receiving credit card payments, payment services and deposit accounts.

  Contact Centers

        Our contact centers in Queretaro and Crisol in Mexico City can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans. Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices. Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

  Our contact centers serve three basic functions:

  •
  Customer service.  We receive more than 4.9 million in-bound calls per month from our customers.

  •
  Sales.  Through our contact centers, we grant approximately 56.3% of the consumer loans and approximately 57.2% of the credit cards that we issue.

  •
  Collecting receivables.  With more than 30.1 million outbound and in-bound calls, we collect more than Ps.1,666 million (U.S.$85 million) of receivables per month.

  Internet Banking

        We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our Internet banking channel:

  •
  Customer acquisition.  This includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote Internet banking as "easy, fast and secure". We seek to provide great service to our Internet banking customers through an intuitive operating platform that we are developing throughout the site.

  •
  Customer transactions.  We are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of Internet banking and optimize transaction costs.

  •
  Selling products and services.  We offer products according to a customer's profile and design easy and efficient product acquisition processes.

        As of December 31, 2017, we had approximately 971,495 active Internet banking clients. We had, on average, 27 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2017. The following table presents summarized operating statistics for our Internet banking channel:

	Monthly Average Year ended December 31,		Change, Year Ended December 31, 2017 vs. year ended December 31, 2016
	2016	2017	#	%
Monetary transactions	14,153,117	17,512,582	3,359,465	24%
Non-monetary transactions	39,116,791	42,605,390	3,488,599	9%

Total transactions	53,269,908	60,117,972	6,848,064	13%

  Mobile Banking

        In March 2012, we launched our mobile banking (Banca Móvil) channel, which enables customers to effect transactions on mobile phones. The application comes with a "geo-reference" function, which allows our customers to locate the nearest Santander branch or ATM. The application is compatible with most of the cell phones available in the Mexican market, including smart phones. There is also a customized version for tablets.

        Mobile banking lowers the cost of bringing services to our customers and makes our services more convenient, which we believe helps to increase customer transactions.

        In December 2017, we had approximately 1,507,929 Mobile Banking active customers, with approximately 63.8 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

	Month average Year ended December 31,		Change, year ended December 31, 2017 vs. year ended December 31, 2016
	2016	2017	#	%
Monetary transactions	806,044	2,006,126	1,200,082	149%
Non-monetary transactions	35,857,391	61,762,254	25,904,863	72%

Total transactions	36,663,435	63,768,380	27,104,945	74%

        At the end of 2016, SuperMobile launched the new functionality "Mis finanzas" to help customers to identify and keep track of their spending habits by providing details of purchases, average expenses and comparisons.

  Specialized Sales Force

        Our Asesores Super Nómina network is a specialized sales force responsible for delivering the payroll kits to the employees of the companies that have payroll services with the Bank. Payroll kits are welcome kits that describe all the benefits of the payroll deposit services to the client. Upon the signature of a contract contained in this kit, the employee allows us to offer him pre-approved financial products (such as credit cards, consumer loans, insurance policies and investments) through all of our banking channels. This process is part of our 360-degree cross-selling strategy.

        When the payroll kits are delivered, the Asesores Super Nómina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards.

        As of December 31, 2017, 237 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

        We delivered a monthly average of 110,692 total payroll kits in 2017, an increase of 9.6% from a monthly average of 101,027 payroll kits delivered in 2016.

  Third-Party Branches

        We provide banking services to our customers through 16,907 Grupo Oxxo stores, 1,824 7-Eleven stores and 1,718 complementary branches provided through our below-described relationship with Telecomm, as of December 31, 2017. At these third-party branches, we process more than 2.71 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

        In April 2010, we signed an agreement with Telecomunicaciones de Mexico (Telecomm), a public entity created and operated by the SCT (Secretaria de Comunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,718 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to $5,000 per account per day), (ii) make checking account deposits (up to $15,000 per account per day), (iii) check account balances, (iv) obtain information, and (v) and perform other transactions. The agreement is renewable on an annual basis and we pay Telecomm a commission that varies depending on the service and value of the transaction.

        In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, in order to be able to offer our services through more than 15,500 new third-party branches. At these locations, our clients make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

        In November 2014, we signed an agreement with 7-Eleven, setting up a complementary network that enables us to serve our customers in more than 1,800 convenience stores nationwide. In such convenience stores, our customers can perform payments, credit and debit card deposits (up to $5,000 per account per day), 365 days a year, from 8:00 a.m. to 8:00 p.m. The agreement is renewable on an annual basis and we pay 7-Eleven a fixed amount per transaction.

        We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as "Referenced Deposits" and "Cellphone Deposits."

  Third-Party Mortgage Brokers

        The acquisition of the mortgage business of GE Capital reinforced our strategy to originate mortgages through independent mortgage brokers. Approximately 42% of our mortgages were originated through third-party mortgage brokers in 2017. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 33 smaller brokers, which sometimes originate mortgages on behalf of the larger brokers.

Funding

        Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.691 billion (U.S.$35 billion), or 56.9%, of our total liabilities as of December 31, 2017. Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on domestic peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources."

        The following table sets forth Banco Santander Mexico's funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	460,636	13.4%	Ps.	524,047	13.7%	Ps.	600,436	14.0%	Ps.	693,804	14.4%	Ps.	711,996	13.5%
BBVA Bancomer		743,952	21.7		847,427	22.2		973,984	22.7		1,054,695	21.9		1,179,911	22.4
Banamex		568,614	16.6		589,990	15.5		650,546	15.2		709,443	14.7		715,820	13.6
Banorte		441,869	12.9		492,754	12.9		556,608	13.0		597,009	12.4		660,937	12.5
HSBC		308,318	9.0		341,279	8.9		318,064	7.4		339,300	7.0		406,361	7.7
Scotiabank		171,319	5.0		186,873	4.9		230,081	5.4		276,787	5.7		333,916	6.3
Inbursa		169,872	5.0		180,948	4.7		183,225	4.3		232,926	4.8		234,372	4.4
Santander + Top 6	Ps.	2,864,580	83.6%	Ps.	3,163,318	82.8%	Ps.	3,512,944	82.0%	Ps.	3,903,965	80.9%	Ps.	4,243,313	80.4%

Total System	Ps.	3,424,998	100.0%	Ps.	3,816,826	100.0%	Ps.	4,290,853	100.0%	Ps.	4,825,783	100.0%	Ps.	5,273,627	100.0%

Source: (1) Funding and market share data are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	257,927	12.9%	Ps.	294,269	13.2%	Ps.	347,827	13.6%	Ps.	405,768	13.8%	Ps.	433,231	13.4%
BBVA Bancomer		526,225	26.4		578,467	25.9		682,242	26.7		754,935	25.8		835,500	25.9
Banamex		430,280	21.6		470,042	21.0		483,429	18.9		545,495	18.6		563,571	17.5
Banorte		244,809	12.3		287,838	12.9		337,019	13.2		382,459	13.0		395,135	12.2
HSBC		178,358	8.9		177,870	8.0		187,259	7.3		210,608	7.2		256,121	7.9
Scotiabank		88,336	4.4		99,268	4.4		119,847	4.7		147,174	5.0		176,461	5.5
Inbursa		65,622	3.3		69,473	3.1		77,028	3.0		82,200	2.8		106,729	3.3
Santander + Top 6(2)	Ps.	1,791,557	89.8%	Ps.	1,977,227	88.5%	Ps.	2,234,651	87.4%	Ps.	2,528,639	86.2%	Ps.	2,766,749	85.7%

Total System	Ps.	1,993,472	100.0%	Ps.	2,237,273	100.0%	Ps.	2,551,118	100.0%	Ps.	2,931,012	100.0%	Ps.	3,229,371	100.0%

Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total demand deposits and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total fixed-term deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	172,808	14.7%	Ps.	192,547	14.9%	Ps.	208,693	14.5%	Ps.	235,122	15.1%	Ps.	259,081	14.8%
BBVA Bancomer		185,827	15.8		219,339	16.9		270,904	18.8		277,385	17.8		323,707	18.5
Banorte		181,062	15.4		190,211	14.7		204,704	14.2		192,043	12.3		249,012	14.3
Scotiabank		70,855	6.0		79,155	6.1		95,531	6.6		107,945	6.9		143,323	8.2
Banamex		116,591	9.9		111,989	8.6		142,330	9.9		156,747	10.1		133,657	7.7
HSBC		109,450	9.3		121,387	9.4		93,322	6.5		92,236	5.9		118,041	6.8
Inbursa		91,311	7.8		107,022	8.3		102,432	7.1		136,044	8.7		108,809	6.2
Santander + Top 6	Ps.	927,904	78.9%	Ps.	1,021,650	78.9%	Ps.	1,117,916	77.6%	Ps.	1,197,522	76.8%	Ps.	1,335,629	76.5%

Total System	Ps.	1,177,040	100.0%	Ps.	1,295,564	100.0%	Ps.	1,439,870	100.0%	Ps.	1,556,016	100.0%	Ps.	1,746,385	100.0%

Source: (1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	29,901	11.7%	Ps.	37,231	13.1%	Ps.	43,916	14.6%	Ps.	51,784	15.8%	Ps.	18,467	6.5%
HSBC		20,510	8.1		42,021	14.8		37,482	12.5		35,780	10.9		31,541	11.0
Inbursa		12,940	5.1		4,454	1.6		3,765	1.3		14,618	4.4		18,745	6.6
BBVA Bancomer		31,900	12.5		49,621	17.5		20,838	6.9		19,204	5.8		17,380	6.1
Banorte		15,998	6.3		14,705	5.2		14,885	5.0		21,155	6.4		15,134	5.3
Banamex		21,743	8.5		7,959	2.8		24,787	8.3		3,952	1.2		14,548	5.1
Scotiabank		12,129	4.8		8,450	3.0		14,704	4.9		21,323	6.5		13,622	4.8
Santander + Top 6(2)	Ps.	145,121	57.0%	Ps.	164,441	58.0%	Ps.	160,377	53.5%	Ps.	167,816	51.0%	Ps.	129,437	45.4%

Total System	Ps.	254,486	100.0%	Ps.	283,989	100.0%	Ps.	299,866	100.0%	Ps.	328,533	100.0%	Ps.	286,011	100.0%

Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total interbank lending and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

Marketing

        After operating for almost 20 years in Mexico, Santander México has become a marketing leader in the Mexican financial services market. We are fifth among all banks in terms of advertising spending, according to December 2017 data provided by Ibope AGB México, an independent agency that monitors advertising and television audience levels. In addition, we are fourth in terms of "unaided brand recognition" and also fourth in the "Most Remembered" category, according to a report prepared by Millward Brown, a global marketing research company, for Banco Santander Parent in November 2017.

        Our marketing strategy is derived from our solid business plan, which focuses on attracting new customers and building their loyalty to our products and our bank. Of particular importance are our university customers which, in addition to being the cornerstone of our social responsibility policy, have found in us a bank that understands their needs. We also strongly support SMEs, as these are major employers in Mexico, supporting them with both financial and non-financial services. Today, we are one of the banks with the largest growth in the SME market, consolidating our leadership as second largest bank in this segment. The high-income segment is also critical, as evidenced by the development of the "Santander Select" concept, with branches exclusively dedicated to serving this class of customers. At the end of 2017, we had 146 Santander Select offices and 340 Select representatives distributed in regular Santander Mexico offices.

        Our direct and clear quality-based strategy has led us to tie for second place in terms of customer service among banks, according to the Corporate Customer Satisfaction Survey conducted by Ipsos for Banco Santander between April and September 2017. We are striving to improve the overall experience of our customers in order to become the leading bank in customer satisfaction.

        In Mexico, part of our marketing efforts is dedicated to social responsibility. Our ATMs receive voluntary donations from our customers four times a year. With these contributions, we have supported the valuable work of UNICEF in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.132 million in the past fifteen years. We have also supported environmental projects led by Reforestamos México, and also the building of homes through Fundación Vivienda (Fideicomiso Provivah), raising more than Ps.28 million and Ps.42 million, respectively, over the past ten years. Additionally, together with other organizations, we actively support the Mexican Banking Association "Bécalos" program, raising more than Ps.145 million over the past twelve years. For the first time, in 2017, we supported Casa de la Amistad para Niños con Cancer, raising more than Ps.3 million for early detection and early childhood cancer care. In addition to these initiatives, in 2017 we held a fund raising campaign in ATMs in support of the victims of the September earthquakes through Fideicomiso Provivah, in which we doubled our customers' donations, raising more than Ps.28 million. The amount will be used for the construction of 1,000 homes in the affected states of Oaxaca, Chiapas, Mexico City, Morelos, Puebla and Tlaxcala.

        In 2017, our mass media campaigns focused on attracting new customers, while increasing the number of loyal and transactional clients. In this context we continued marketing Santander Plus, our loyalty program which gives customers a range of benefits such as cashback and interest, preferential rates and special deals just by having their salary with Santander and using digital banking.

        In addition, we strengthened Santander Plus with strategic alliances, providing our customers with significant value.

        We supported other business priorities with innovative investment products to attract customers, together with Samsung. We also leveraged our "LaLiga Santander" sponsorship, building preference and loyalty to our credit and debit cards.

        All of our campaigns have focused on our current and new customers, which are the core of our business model. We are striving to respond to their needs with innovative solutions and to build long-term business relationships based on trust, approachability, and transparency.

        We are also taking advantage of corporate sponsorship opportunities, including LaLiga Santander and Scuderia Ferrari, and we will continue to build local sponsorships, such as the Mexico City Formula 1 Grand Prix, Cirque du Soleil, and major events at the Arena Monterrey, one of the highest ticket-selling venues in the world.

        We have also significantly increased our online presence, through social networks such as YouTube, Facebook, Twitter and LinkedIn. At the end of 2017, we had 1,886,181 followers on Facebook; 186,177 on Twitter; 21,470 on LinkedIn; 4,048 on Instagram and 4,334 on YouTube. Through these platforms, we maintain a close communication with our clients and followers, promoting our products and sharing messages about financial education.

Information Technology

        Our main data center is located in Mexico and our disaster recovery site is located in Spain. We continuously invest in new technology and the maintenance of our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our efficiency and support business growth. We believe that proper management of technology is key to the proper management of our business. Our modern technology platform is interconnected with the platform of the Santander Group, which enables us to provide seamless coverage to our customers. Additionally, we are incorporating new digital technologies that we believe will allow us to implement modern systems in an agile and flexible way with better offers of value for our clients, who can access to a broad variety of our services both by the traditional channels as well as by the new digital channels.

        Through our information technology governance model, we identify those information technology investments aligned with our strategy and business plan, and we use Produban and Isban, the Santander Group's banking technology subsidiaries. We are planning to acquire all of the shares of Isban Mexico from Banco Santander Parent, to manage the technical infrastructure, execute information technology projects and support and manage suppliers. This acquisition is expected to occur in 2018. This model enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, exchange of best practices and simplified governance, without the risk of losing control of core activities.

        Our information technology architecture is the central pillar of our banking operations. Our focus is to serve our customers on a global scale, under an architecture that is uniquely customer-centered, provides business support and increases the efficiency of our processes, all within a framework of security and regulatory compliance.

        Our operational platform efficiently combines our modern digital business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to serve our clients. We are incorporating new digital technologies and agile methodologies for the development of systems which allow us to efficiently implement digital and secure solutions that improve the experience of our customers. We are also growing our nationwide installed ATM capacity, adding new functions to the machines, and also updating the CRM tools that allow us to monitor our clients' behavior and provide them with targeted product offerings through diverse channels. As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to provide better service to our clients and to increase our sales ratios.

Intellectual Property

        In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the IMPI, the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

        We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

        We own the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx, www.valorsantander.com.mx and www.supernetempresas.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this annual report on Form 20-F.

Competition

General

        We face strong domestic competition in all aspects of our business from other Mexican financial groups, commercial banks and insurance companies, as well as from non-Mexican banks and international financial institutions. We compete for both commercial and retail customers with other large Mexican banks, including subsidiaries of foreign banks. In some parts of Mexico, Banco Santander Mexico also competes with regional banks. Banco Santander Mexico also competes with certain non-Mexican banks (principally those based in the United States and Spain) for the business of the largest Mexican industrial groups and government entities, as well as high net worth individuals.

        Our principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, which is part of Citigroup; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat. Some of the banks with which Banco Santander Mexico competes are significantly larger and have more financial resources than Banco Santander Mexico, including a larger asset size and capital base.

        The following table shows the rankings and market share of Banco Santander Mexico as of December 31, 2017, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2017
Rankings and Market Share	Rank of Banco Santander México among Banks(1)	Market Share of Banco Santander México among Banks(1)(2)
Total loans	3	13.0%
Deposits	3	13.5%
Total assets	2	14.6%
Asset quality(3)	6	—
Total equity	3	12.4%
Net income	3	12.8%
Efficiency(4)	3	—
ROAE(5)	3	—

Source: CNBV.

(1)
Among the largest private banks in Mexico in terms of total assets: Banco Santander Mexico, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.

(2)
We calculate market share based on information published by the CNBV.

(3)
Defined as total non-performing loans as a percentage of total loans.

(4)
We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

(5)
Calculated based upon the average balance of equity.

        Our prominence in Mexico's financial system has been recognized in the Mexican business community. In 2017, Euromoney Magazine named Banco Santander México as the Best Investment Bank in Mexico and our Investor Relations Team ranked third place as Overall Best IR by Team in the ranking of Institutional Investor Magazine. Furthermore, in 2017 The Banker's Magazine named Banco Santander México as the Global Bank of the Year and Bank of the Year in the Americas.

        In addition, Santander Mexico ranked first in the financial industry and second in a group of 80 companies listed in the Sustainability Index of the Mexican Stock Exchange. Great Place to Work Mexico 2017 ranked us in the top fifteen best companies to work for in the banking, insurance and finances sector with more than 1000 workers. The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded our former parent, the Former Holding Company, with the prestigious Socially Responsible Company (ESR) Distinctive, for the fourteenth time. In addition, in 2017 the International Finance Magazine (IFM) named Banco Santander México as the "Most Socially Responsible Bank in Mexico" for its work on behalf of children and its support for higher education. Fundación EBC awarded Banco Santander with the first "Sapere Aude" award for companies that have dedicated efforts to education as a basis for progress.

        The banking sector in Mexico can be classified into two groups: the mature, established "large banks" and the recently created "new banks." As of December 31, 2017, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander Mexico, held in the aggregate 62.0% of the total deposits in Mexico, followed by a total of 18.5% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 19.5% was distributed among 41 other banks.

        We also compete with credit unions in Mexico. Credit unions are financial institutions that are formed for the purpose of providing access to funding and favorable conditions for savings and receipt of loans and financial services. Credit unions do not provide services to the public in general, since they are only authorized to carry out transactions with their members. The operation of a credit union is carried out by its own members. In order to be a member of a credit union, one must comply with the eligibility requirements established for that organization and acquire a certain number of shares of the credit union.

        The deposits of members with a credit union are not subject to any form of deposit insurance. There are credit unions for many different economic groups, ranging from fishermen to industrialists, but there are also "mixed" credit unions that accept members who perform different economic activities and "social sector" credit unions that serve economic sectors that are unable to access traditional financial institutions due to social, economic and geographic conditions.

        Commercial banks in Mexico also compete in the retail market with non-banking institutions known as Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals. Until recently, the commercial credit market for middle- and low-income individual customers has been serviced almost exclusively by non-banking institutions. Currently, more than 50 non-banking institutions are licensed to operate in Mexico. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations. Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles (now abolished) and Sofomes.

        At the beginning of 2008, the Mexican Banking Law was modified to, among other things, grant authority to the CNBV (with the assistance of other regulators, but having primary responsibility) to authorize the creation of banks solely to engage in certain activities (which is intended to incentivize competition, reduce required capital considering their risk exposure and improve the attention to certain industries and regions) as compared to so-called "universal" banks, such as Banco Santander Mexico. As a result of the reduced capital requirements and potential reduced operational costs that are likely to apply to this type of bank, competition has increased as a result of the creation of more banks to target specific market niches.

        Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

Market Position of Banco Santander Mexico

  Net income

        The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	14,182	14.3%	Ps.	15,750	14.7%	Ps.	17,644	12.8%
BBVA Bancomer		28,612	28.9		33,311	31.1		39,143	28.4
Banorte		13,518	13.7		15,044	14.1		18,339	13.3
Banamex		11,524	11.7		10,571	9.9		16,630	12.1
Inbursa		9,968	10.1		7,805	7.3		12,944	9.4
Scotiabank		4,919	5.0		4,373	4.1		6,550	4.8
HSBC		(530)	(0.5)		1,174	1.1		3,006	2.2
Others(2)		16,560	16.8		18,978	17.7		23,479	17.0

Mexican financial system	Ps.	98,753	100.0%	Ps.	107,006	100.0%	Ps.	137,735	100.0%

Source: CNBV.

(1)
Market share data is calculated by us, using information published by the CNBV.

(2)
Net income and market share data for "Others" are calculated by us, using information published by the CNBV.

  Total equity

        The following table sets forth shareholders' equity and market share in terms of total equity (as a percentage of the total equity of 48 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	111,550	13.8%	Ps.	107,196	12.5%	Ps.	116,135	12.4%
BBVA Bancomer		145,137	17.9		158,946	18.6		175,737	18.8
Banamex		146,061	18.0		151,829	17.8		163,706	17.5
Inbursa		80,308	9.9		88,012	10.3		98,910	10.6
Banorte		102,473	12.7		92,844	10.9		86,062	9.2
HSBC		46,367	5.7		51,426	6.0		55,783	6.0
Scotiabank		35,586	4.4		41,215	4.8		48,347	5.2

Total for seven banks(2)	Ps.	667,482	82.4%	Ps.	691,468	80.9%	Ps.	744,680	79.7%

Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

  Return-on-average equity and equity to total assets ratio

        The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015		2016		2017
	Return-on -average equity (%)(1)	Equity to total assets ratio (%)	Return-on -average equity (%)(1)	Equity to total assets ratio (%)	Return-on -average equity (%)(1)	Equity to total assets ratio (%)
Santander	13.2%	9.6%	14.4%	7.9%	15.8%	8.9%
BBVA Bancomer	20.5	8.5	21.9	8.3	23.4	8.8
Banorte	13.7	11.5	15.4	9.0	20.5	8.2
Scotiabank	14.9	10.4	11.4	10.8	14.6	10.7
Inbursa	13.1	27.4	9.3	24.2	13.8	26.8
Banamex	8.0	12.7	7.1	13.5	10.5	14.3
HSBC	(1.1)	8.3	2.4	7.9	5.5	7.9

Mexican financial system	12.6%	10.5%	12.9%	9.9%	15.4%	10.5%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)
Calculated based upon the average balance of equity.

  Core capital ratio

        The following table sets forth Banco Santander Mexico's and its peers' core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2013	2014	2015	2016	2017
	(%)
Santander	12.8%	12.8%	12.1%	10.3%	10.8%
Inbursa	18.1	20.3	18.5	18.5	18.3
Banamex	13.7	15.5	14.0	14.4	13.9
Scotiabank	12.1	12.2	11.5	13.0	13.8
Banorte	11.5	12.7	12.4	12.1	12.0
BBVA Bancomer	10.6	10.5	11.0	10.7	11.7
HSBC	12.0	10.8	10.0	10.7	11.6

Median of seven banks	12.1%	12.7%	12.1%	12.1%	12.0%

Source: CNBV.

  Efficiency

        As of December 31, 2017, Banco Santander Mexico was the third most efficient bank among the seven largest commercial banks in Mexico, according to each bank's efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander Mexico's and its peers' efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015	2016	2017
	(%)
Santander	41.4%	41.2%	41.8%
HSBC	64.9	69.6	61.9
Banamex	54.3	58.6	56.0
Scotiabank	65.2	61.1	55.9
Banorte	50.9	47.5	43.8
BBVA Bancomer	44.1	43.6	39.8
Inbursa	29.4	32.8	22.8
Median of seven banks	50.9%	47.5%	43.8%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

        The following table sets forth total loans and market share (as a percentage of the total loans of 48 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	394,930	13.0%	Ps.	465,541	13.9%	Ps.	547,744	14.3%	Ps.	591,428	13.6%	Ps.	617,870	13.0%
BBVA Bancomer		713,505	23.5		802,468	24.0		898,811	23.4		1,017,682	23.5		1,075,080	22.7
Banamex		485,369	16.0		478,899	14.3		566,448	14.7		599,229	13.8		667,931	14.1
Banorte		422,890	14.0		464,201	13.9		504,926	13.1		567,083	13.1		615,744	13.0
HSBC		204,990	6.8		231,460	6.9		247,725	6.4		278,102	6.4		317,914	6.7
Scotiabank		148,115	4.9		178,553	5.3		214,883	5.6		251,937	5.8		316,054	6.7
Inbursa		197,549	6.5		199,844	6.0		238,043	6.2		283,662	6.5		289,347	6.1

Total for seven banks(2)	Ps.	2,567,348	84.7%	Ps.	2,820,966	84.3%	Ps.	3,218,580	83.7%	Ps.	3,589,123	82.7%	Ps.	3,899,940	82.3%

Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	90,711	17.7%	Ps.	106,588	18.9%	Ps.	120,476	19.3%	Ps.	128,836	18.7%	Ps.	130,492	17.5%
BBVA Bancomer		155,582	30.3		161,697	28.7		170,398	27.3		184,418	26.8		196,510	26.4
Banorte		81,715	15.9		89,767	16.0		99,511	16.0		115,856	16.8		136,728	18.3
Scotiabank		57,204	11.2		67,580	12.0		80,302	12.9		92,616	13.5		107,248	14.4
Banamex		74,885	14.6		77,407	13.8		79,165	12.7		81,838	11.9		84,174	11.3
HSBC		25,183	4.9		26,426	4.7		29,830	4.8		34,506	5.0		38,762	5.2
Inbursa		1,249	0.2		1,501	0.3		4,208	0.7		6,900	1.0		6,853	0.9

Santander + Top 6(2)	Ps.	486,529	94.8%	Ps.	530,966	94.4%	Ps.	583,890	93.7%	Ps.	644,970	93.7%	Ps.	700,767	94.0%

Total System	Ps.	512,865	100.0%	Ps.	562,608	100.0%	Ps.	623,205	100.0%	Ps.	687,600	100.0%	Ps.	745,683	100.0%

Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total mortgage loans and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	69,305	10.3%	Ps.	75,624	10.6%	Ps.	91,693	11.5%	Ps.	100,065	11.2%	Ps.	106,864	11.0%
BBVA Bancomer		187,702	27.9		200,618	28.1		225,415	28.3		254,720	28.4		267,373	27.5
Banamex		166,270	24.7		174,234	24.4		177,886	22.3		190,209	21.2		202,111	20.8
Banorte		59,815	8.9		66,856	9.4		76,943	9.6		89,832	10.0		106,324	10.9
HSBC		39,463	5.9		37,940	5.3		48,233	6.0		58,327	6.5		59,245	6.1
Inbursa		15,966	2.4		18,843	2.6		41,107	5.2		48,346	5.4		50,802	5.2
Scotiabank		26,433	3.9		26,020	3.6		23,753	3.0		27,456	3.1		34,726	3.6

Santander + Top 6(2)	Ps.	564,954	84.0%	Ps.	600,135	84.0%	Ps.	685,030	85.9%	Ps.	768,955	85.8%	Ps.	827,445	85.1%

Total System	Ps.	673,022	100.0%	Ps.	713,200	100.0%	Ps.	797,391	100.0%	Ps.	895,930	100.0%	Ps.	972,417	100.0%

  Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total consumer loans and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	195,183	14.6%	Ps.	221,822	15.4%	Ps.	265,861	15.7%	Ps.	292,718	14.8%	Ps.	314,679	13.8%
BBVA Bancomer		269,269	20.2		301,845	20.9		349,114	20.6		415,975	21.0		459,035	20.2
Banamex		179,604	13.5		167,115	11.6		209,478	12.3		238,495	12.0		295,896	13.0
Banorte		170,522	12.8		172,219	11.9		182,589	10.8		207,272	10.5		217,000	9.5
Inbursa		139,493	10.5		146,056	10.1		168,870	9.9		192,803	9.7		198,936	8.7
HSBC		117,824	8.8		124,591	8.6		126,159	7.4		140,227	7.1		185,613	8.2
Scotiabank		50,968	3.8		60,921	4.2		78,813	4.6		95,369	4.8		127,258	5.6

Santander + Top 6(2)	Ps.	1,122,863	84.2%	Ps.	1,194,569	82.7%	Ps.	1,380,884	81.3%	Ps.	1,582,859	79.9%	Ps.	1,798,417	79.0%

Total System	Ps.	1,333,143	100.0%	Ps.	1,441,251	100.0%	Ps.	1,698,183	100.0%	Ps.	1,980,829	100.0%	Ps.	2,274,115	100.0%

  Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total commercial loans and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2013			2014			2015			2016			2017
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	39,731	7.8%	Ps.	61,507	9.8%	Ps.	69,714	9.6%	Ps.	69,808	9.0%	Ps.	65,836	8.7%
Banorte		110,838	21.7		135,360	21.5		145,884	20.1		154,123	19.9		155,691	20.7
BBVA Bancomer		100,954	19.7		138,308	22.0		153,885	21.2		162,569	21.0		152,163	20.2
Banamex		64,611	12.6		60,143	9.5		99,919	13.8		88,688	11.4		85,750	11.4
Scotiabank		37,866	7.4		24,032	3.8		32,015	4.4		36,496	4.7		46,822	6.2
HSBC		22,520	4.4		42,504	6.7		43,504	6.0		45,042	5.8		34,294	4.6
Inbursa		40,841	8.0		33,445	5.3		23,857	3.3		35,614	4.6		32,756	4.3

Santander + Top 6(2)	Ps.	417,361	81.6%	Ps.	495,299	78.6%	Ps.	568,778	78.4%	Ps.	592,340	76.4%	Ps.	573,312	76.1%

Total System	Ps.	511,373	100.0%	Ps.	629,867	100.0%	Ps.	724,194	100.0%	Ps.	774,737	100.0%	Ps.	753,713	100.0%

  Source: CNBV.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total government and financial entities loans and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

Deposits

        The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 48 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	517,386	13.9%	Ps.	593,087	14.1%	Ps.	647,199	13.8%
BBVA Bancomer		862,127	23.2		952,549	22.7		1,073,108	22.9
Banamex		617,277	16.6		693,723	16.5		693,911	14.8
Banorte		541,723	14.6		574,502	13.7		644,147	13.7
HSBC		274,544	7.4		297,818	7.1		364,040	7.8
Scotiabank		200,794	5.4		241,591	5.7		293,530	6.3
Inbursa		94,623	2.6		130,179	3.1		138,465	3.0

Total for seven banks	Ps.	3,108,474	83.7%	Ps.	3,483,449	82.9%	Ps.	3,854,400	82.3%

  Source:Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

        The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015	2016	2017
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	3.3%	2.5%	2.5%
Banamex	1.6	1.5	1.5
Banorte	2.3	1.8	2.0
BBVA Bancomer	2.4	2.2	2.1
Scotiabank	2.7	2.4	2.2
HSBC	5.2	3.0	2.4
Inbursa	3.0	2.7	3.0
Mexican financial system	2.6%	2.1%	2.1%

  Source: CNBV.

Branches and ATMs

        The following table sets forth Banco Santander Mexico's total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2013		2014		2015		2016		2017
	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)	(Branches)	(Market share (%))(1)
Santander	1,234	9.8%	1,209	9.5%	1,216	9.9%	1,226	9.8%	1,220	9.6%
BBVA Bancomer	1,793	14.3	1,830	14.4	1,817	14.9	1,835	14.7	1,839	14.4
Banamex	1,683	13.4	1,539	12.1	1,492	12.2	1,493	11.9	1,479	11.6
Banorte	1,284	10.2	1,269	10.0	1,191	9.7	1,175	9.4	1,148	9.0
HSBC	987	7.8	984	7.7	974	8.0	974	7.8	971	7.6
Scotiabank	628	5.0	586	4.6	579	4.7	572	4.6	696	5.5
Inbursa	318	2.5	341	2.7	539	4.4	676	5.4	551	4.3

Santander + Top 6(2)	7,927	63.0%	7,758	61.0%	7,808	63.8%	7,951	63.6%	7,904	62.0%

Total System	12,581	100.0%	12,715	100.0%	12,234	100.0%	12,522	100.0%	12,744	100.0%

  Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total bank branches and market share data for "Santander + Top 6" are calculated by us, using information published by the CNBV.

        The following table sets forth Banco Santander Mexico's total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2013		2014		2015		2016		2017
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	5,262	12.9%	5,517	12.9%	5,989	13.1%	6,722	14.0%	7,323	14.8%
BBVA Bancomer	7,749	19.0	8,996	21.0	10,772	23.5	11,434	23.8	11,724	23.7
Banamex	6,609	16.2	7,142	16.6	7,526	16.4	8,133	17.0	8,765	17.7
Banorte	7,049	17.3	7,297	17.0	7,425	16.2	7,756	16.2	7,911	16.0
HSBC	6,120	15.0	5,780	13.5	5,625	12.3	5,472	11.4	5,470	11.0
Scotiabank	2,221	5.4	2,148	5.0	1,975	4.3	1,797	3.7	1,511	3.0
Inbursa	703	1.7	752	1.8	808	1.8	845	1.8	807	1.6

Santander + Top 6(2)	35,713	87.5%	37,632	87.8%	40,120	87.6%	42,159	87.9%	43,511	87.8%

Total System	40,811	100.0%	42,931	100.0%	45,781	100.0%	47,945	100.0%	49,545	100.0%

  Source: CNBV, R1 regulatory report on branches, ATMs and credit cards.

(1)
Market share data are calculated by us, using information published by the CNBV.

(2)
Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

        We have maintained a strategic Social Corporate Responsibility Program (Programa de Responsabilidad Social Corporativa) which shows our commitment to act in a responsible manner by contributing to economic development and improving the quality of life of our employees and their families, and the community as a whole.

        In this context, we have reaffirmed our respect and commitment to the environment by establishing environmental policies and an Environmental Management System (Sistema de Gestión Ambiental, or SGA) in Corporate Center Santa Fe, Mexico City

        During 2017, a transition process to the new version of ISO 14001: 2015 was initiated. Throughout the year, internal audits and environmental legal compliance reviews were carried out, confirming that the SGA continues to operate and that significant improvement activities have been carried out.

        In compliance with the regulations, a follow-up and transition audit was carried out by AENOR in September 2017, now under the ISO 14001: 2015. We obtained favorable results and zero non-conformities, which places us at the forefront in environmental commitment medium.

        Our new environmental policy aims to integrate sustainability into our day-to-day management and is carried out by our senior management. Further, our environmental policy requires us to be committed to the following:

  •
  Adopt practices focused on the efficient and responsible use of natural and material resources that minimize the generation of waste, pollutant emissions and wastewater resulting from our production processes.

  •
  Comply with the requirements of environmental legislation, applicable to the environmental aspects of our production processes, administrative and support services, as well as other requirements applicable to us.

  •
  Maintain a commitment to continuous improvement of our environmental management system, which impacts on the environmental performance of the organization.

        Additionally, our environmental policy is communicated to all of our employees through one or more of the following means: communication ads, posters located within the workplace, intranet website and/or training courses to contractors and new employees.

        In compliance with the regulations at the federal level, annual information is sent to SEMARNAT (Secretaría de Medio Ambiente y Recursos Naturales) through the Annual Operating Certificate (COA), relating to the consumption information that generates pollutant emissions into the atmosphere, facilitating the classification and monitoring of these by the environmental authority through the National Emissions Register (RENE).

        Below is a list of the awards and certifications that we have obtained during 2017:

Corporate Center Santa Fe, Mexico City, Mexico

  •
  13 years of continuous certification of the Santa Fe Corporate Building under the international standard ISO 14001: 2004; during 2017 the transition to the ISO 14001; 2015 standards was completed.

Technological Operations Center Santander, Queretaro, Mexico

  •
  The International Computer Room Experts Association (ICREA) once again granted the TITANIO Level V Certification for 13 consecutive years, which is the highest level.

  •
  Implementation of the international standard ISO 14001: 2015 Environmental Management System.

  •
  Implementation of Environmental Quality Level I.

Contact Center Santander, Queretaro, Mexico

  •
  The International Computer Room Experts Association (ICREA) granted the PLATINO Level V Certification for the seventh consecutive year to the IT Room of the CCS.

  •
  Implementation of Environmental Quality Level I.

Data Processing Center, Queretaro, Mexico

  •
  The International Computer Room Experts Association (ICREA) granted the PLATA Level V Certification for the fourth consecutive year to the CTOS II "Proyecto Q".

  •
  Implementation of the international standard ISO 14001: 2015 Environmental Management System.

  •
  Certification of Environmental Quality Level I—National. Granted by PROFEPA (Procuraduría Federal de Protección Ambiental)—Certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

        To the best of our knowledge, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results of operations or our position with respect to our competitors. However, probable future environmental laws may adversely affect our operating results.

Selected Statistical Information

        The following information is included for analytical purposes and is derived from, and should be read in conjunction with, the audited financial statements contained elsewhere herein as well as "Item 5. Operating and Financial Review and Prospects."

        Average balance sheet data has been calculated based upon the sum of daily average for each month in the applicable period. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis. We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results of operations at the date and for the periods specified.

Average Balance Sheet and Interest Rates

        The following tables show our average balance sheet and interest rates for each of the periods presented. With respect to the tables below and the tables under "—Changes in Net Interest Income—Volume and Rate Analysis" and "—Assets—Earning Assets—Yield Spread," we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting. All average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2015					2016					2017
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	35,872	Ps.	1,102	3.07%	Ps.	33,817	Ps.	1,418	4.19%	Ps.	30,472	Ps.	2,081	6.83%

Total	Ps.	35,872	Ps.	1,102	3.07%	Ps.	33,817	Ps.	1,418	4.19%	Ps.	30,472	Ps.	2,081	6.83%
Loans and advances to credit institutions
Pesos	Ps.	58,766	Ps.	2,002	3.41%	Ps.	59,361	Ps.	2,605	4.39%	Ps.	60,959	Ps.	4,012	6.58%
Foreign currency(1)		9,716		100	1.03%		30,059		227	0.76%		80,056		792	0.99%

Total	Ps.	68,482	Ps.	2,102	3.07%	Ps.	89,420	Ps.	2,832	3.17%	Ps.	141,015	Ps.	4,804	3.41%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	387,919	Ps.	37,653	9.71%	Ps.	437,480	Ps.	44,655	10.21%	Ps.	469,722	Ps.	56,254	11.98%
Foreign currency(1)		74,982		2,258	3.01%		90,102		2,885	3.20%		76,314		2,760	3.62%

Total	Ps.	462,901	Ps.	39,911	8.62%	Ps.	527,582	Ps.	47,540	9.01%	Ps.	546,036	Ps.	59,014	10.81%
Loans and advances to customers—credit cards
Pesos	Ps.	43,713	Ps.	10,316	23.60%	Ps.	49,096	Ps.	11,724	23.88%	Ps.	52,167	Ps.	13,249	25.40%

Total	Ps.	43,713	Ps.	10,316	23.60%	Ps.	49,096	Ps.	11,724	23.88%	Ps.	52,167	Ps.	13,249	25.40%
Debt instruments
Pesos	Ps.	245,721	Ps.	9,233	3.76%	Ps.	249,278	Ps.	11,692	4.69%	Ps.	218,415	Ps.	14,016	6.42%
Foreign currency(1)		27,046		1,280	4.73%		40,664		1,457	3.58%		59,871		2,775	4.63%

Total	Ps.	272,767	Ps.	10,513	3.85%	Ps.	289,942	Ps.	13,149	4.54%	Ps.	278,286	Ps.	16,791	6.03%
Income from hedging operations
Pesos			Ps.	237				Ps.	703				Ps.	1,895
Foreign currency(1)				—					—					—

Total			Ps.	237				Ps.	703				Ps.	1,895
Other interest-earning assets
Pesos			Ps.	31				Ps.	70				Ps.	114
Foreign currency(1)				18					17					54

Total			Ps.	49				Ps.	87				Ps.	168
Total interest-earning assets
Pesos	Ps.	771,991	Ps.	60,574	7.85%	Ps.	829,032	Ps.	72,867	8.79%	Ps.	831,735	Ps.	91,621	11.02%
Foreign currency(1)		111,744		3,656	3.27%		160,825		4,586	2.85%		216,241		6,381	2.95%

Total	Ps.	883,735	Ps.	64,230	7.27%	Ps.	989,857	Ps.	77,453	7.82%	Ps.	1,047,976	Ps.	98,002	9.35%

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2015					2016					2017
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	15,804				Ps.	20,972				Ps.	21,224
Foreign currency(1)		1,154					1,829					2,843

Total	Ps.	16,958				Ps.	22,801				Ps.	24,067
Allowance for impairment losses
Pesos	Ps.	(15,442)				Ps.	(16,793)				Ps.	(16,024)
Foreign currency(1)		(1,163)					(1,157)					(1,435)

Total	Ps.	(16,605)				Ps.	(17,950)				Ps.	(17,459)
Tangible assets
Pesos	Ps.	8,204				Ps.	8,876				Ps.	9,795

Total	Ps.	8,204				Ps.	8,876				Ps.	9,795
Intangible assets
Pesos	Ps.	1,664				Ps.	1,942				Ps.	2,038

Total	Ps.	1,664				Ps.	1,942				Ps.	2,038
Other non-interest-earning assets
Pesos	Ps.	113,877				Ps.	90,366				Ps.	121,852
Foreign currency(1)		23,943					4,182					871

Total	Ps.	137,820				Ps.	94,548				Ps.	122,723
Total non-interest-earning assets
Pesos	Ps.	124,107				Ps.	105,363				Ps.	138,885
Foreign currency(1)		23,934					4,854					2,279

Total	Ps.	148,041				Ps.	110,217				Ps.	141,164
Total average assets
Pesos	Ps.	896,098	Ps.	60,574	6.76%	Ps.	934,395	Ps.	72,867	7.80%	Ps.	970,620	Ps.	91,621	9.44%
Foreign currency(1)		135,678		3,656	2.69%		165,679		4,586	2.77%		218,520		6,381	2.92%

Total	Ps.	1,031,776	Ps.	64,230	6.23%	Ps.	1,100,074	Ps.	77,453	7.04%	Ps.	1,189,140	Ps.	98,002	8.24%

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2015					2016					2017
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	171,815	Ps.	5,848	3.40%	Ps.	135,218	Ps.	5,869	4.34%	Ps.	103,921	Ps.	7,290	7.01%
Foreign currency(1)		23,924		153	0.64%		27,664		277	1.00%		19,152		274	1.43%

Total	Ps.	195,739	Ps.	6,001	3.07%	Ps.	162,882	Ps.	6,146	3.77%	Ps.	123,073	Ps.	7,564	6.15%
Customer deposits—Demand accounts
Pesos	Ps.	214,963	Ps.	3,153	1.47%	Ps.	267,813	Ps.	5,007	1.87%	Ps.	305,826	Ps.	8,837	2.89%
Foreign currency(1)		36,118		38	0.11%		54,586		51	0.09%		60,543		52	0.09%

Total	Ps.	251,081	Ps.	3,191	1.27%	Ps.	322,399	Ps.	5,058	1.57%	Ps.	366,369	Ps.	8,889	2.43%
Customer deposits—Savings accounts
Pesos	Ps.	15				Ps.	12				Ps.	11

Total	Ps.	15				Ps.	12				Ps.	11
Customer deposits—Time deposits
Pesos	Ps.	130,572	Ps.	3,938	3.02%	Ps.	140,045	Ps.	5,617	4.01%	Ps.	158,639	Ps.	9,580	6.04%
Foreign currency(1)		25,500		52	0.20%		31,200		114	0.37%		49,820		420	0.84%

Total	Ps.	156,072	Ps.	3,990	2.56%	Ps.	171,245	Ps.	5,731	3.35%	Ps.	208,459	Ps.	10,000	4.80%
Customer deposits—Repurchase agreements
Pesos	Ps.	63,803	Ps.	1,845	2.89%	Ps.	90,619	Ps.	3,820	4.22%	Ps.	86,170	Ps.	5,671	6.58%

Total	Ps.	63,803	Ps.	1,845	2.89%	Ps.	90,619	Ps.	3,820	4.22%	Ps.	86,170	Ps.	5,671	6.58%
Subordinated debentures
Foreign currency(1)	Ps.	20,438	Ps.	1,259	6.16%	Ps.	24,101	Ps.	1,473	6.11%	Ps.	24,427	Ps.	1,600	6.55%

Total	Ps.	20,438	Ps.	1,259	6.16%	Ps.	24,101	Ps.	1,473	6.11%	Ps.	24,427	Ps.	1,600	6.55%
Marketable debt securities and other financial liabilities
Pesos	Ps.	35,047	Ps.	1,193	3.40%	Ps.	38,927	Ps.	1,800	4.62%	Ps.	39,573	Ps.	2,816	7.12%
Foreign currency(1)		15,974		700	4.38%		18,771		825	4.40%		19,088		880	4.61%

Total	Ps.	51,021	Ps.	1,893	3.71%	Ps.	57,698	Ps.	2,625	4.55%	Ps.	58,661	Ps.	3,696	6.30%
Other liabilities
Pesos	Ps.	77,733	Ps.	2,389	3.07%	Ps.	64,172	Ps.	2,997	4.67%	Ps.	65,210	Ps.	4,277	6.56%
Foreign currency(1)		—		—	0.00%		—		—	—		—		—	0.00%

Total	Ps.	77,733	Ps.	2,389	3.07%	Ps.	64,172	Ps.	2,997	4.67%	Ps.	65,210	Ps.	4,277	6.56%
Expense from hedging operation
Pesos	Ps.		Ps.	463		Ps.		Ps.	167		Ps.		Ps.	129
Foreign currency (1)				—					—					—

Total	Ps.	—	Ps.	463		Ps.	—	Ps.	167		Ps.	—	Ps.	129
Other interest expense
Pesos	Ps.		Ps.	211		Ps.		Ps.	306		Ps.		Ps.	332
Foreign currency(1)				—					—					—

Total	Ps.	—	Ps.	211		Ps.	—	Ps.	306		Ps.	—	Ps.	332
Total interest-bearing liabilities
Pesos	Ps.	693,948	Ps.	19,040	2.74%	Ps.	736,806	Ps.	25,583	3.47%	Ps.	759,350	Ps.	38,932	5.13%
Foreign currency(1)		121,954		2,202	1.81%		156,322		2,740	1.75%		173,030		3,226	1.86%

Total	Ps.	815,902	Ps.	21,242	2.60%	Ps.	893,128	Ps.	28,323	3.17%	Ps.	932,380	Ps.	42,158	4.52%

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2015					2016					2017
	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate	Average balance		Interest		Average nominal rate
	(Millions of pesos, except percentages)
Customer deposits—Demand deposits
Pesos	Ps.	36,952				Ps.	30,806				Ps.	21,031
Foreign currency(1)		15					15					38

Total	Ps.	36,967				Ps.	30,821				Ps.	21,069
Other liabilities—non-interest-bearing
Pesos	Ps.	65,692				Ps.	61,247				Ps.	85,546
Foreign currency(1)		10,650					3,795					39,817

Total	Ps.	76,342				Ps.	65,042				Ps.	125,363
Total equity
Pesos	Ps.	102,565					111,083				Ps.	110,328

Total	Ps.	102,565					111,083				Ps.	110,328
Total non-interest-bearing liabilities and equity
Pesos	Ps.	205,209					203,136				Ps.	216,905
Foreign currency(1)		10,665					3,810					39,855

Total	Ps.	215,874				Ps.	206,946				Ps.	256,760
Total liabilities and equity
Pesos	Ps.	899,157	Ps.	19,040	2.12%		939,942	Ps.	25,583	2.72%	Ps.	976,255	Ps.	38,932	3.99%
Foreign currency(1)		132,619		2,202	1.66%		160,132		2,740	1.71%		212,885		3,226	1.52%

Total	Ps.	1,031,776	Ps.	21,242	2.06%	Ps.	1,100,074	Ps.	28,323	2.57%	Ps.	1,189,140	Ps.	42,158	3.55%

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

        The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2017 compared to the year ended December 31, 2016 and changes between for the year ended December 31, 2016 compared to the year ended December 31, 2015. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in "—Average Balance Sheet and Interest Rates."

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2017 and 2016
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(228)	Ps.	891	Ps.	663

Total	Ps.	(228)	Ps.	891	Ps.	663
Loans and advances to credit institutions
Pesos	Ps.	105	Ps.	1,302	Ps.	1,407
Foreign currency(1)		495		70		565

Total	Ps.	600	Ps.	1,372	Ps.	1,972
Loans and advances to customers—excluding credit cards
Pesos	Ps.	3,861	Ps.	7,738	Ps.	11,599
Foreign currency(1)		(499)		374		(125)

Total	Ps.	3,363	Ps.	8,111	Ps.	11,474
Loans and advances to customers—credit cards
Pesos	Ps.	780	Ps.	745	Ps.	1,525

Total	Ps.	780	Ps.	745	Ps.	1,525
Debt instruments
Pesos	Ps.	(1,981)	Ps.	4,305	Ps.	2,324
Foreign currency(1)		890		428		1,318

Total	Ps.	(1,090)	Ps.	4,732	Ps.	3,642
Income from hedging operations
Pesos	Ps.	—	Ps.	1,192	Ps.	1,192
Foreign currency(1)		—		—		—

Total	Ps.	—	Ps.	1,192	Ps.	1,192
Other interest-earning assets
Pesos	Ps.	—	Ps.	44	Ps.	44
Foreign currency(1)		—		37		37

Total	Ps.	—	Ps.	81	Ps.	81
Total interest-earning assets
Pesos	Ps.	298	Ps.	18,456	Ps.	18,754
Foreign currency(1)		1,635		160		1,795

Total	Ps.	1,933	Ps.	18,616	Ps.	20,549

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2017 and 2016
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(2,195)	Ps.	3,616	Ps.	1,421
Foreign currency(1)		(122)		119		(3)

Total	Ps.	(2,317)	Ps.	3,735	Ps.	1,418
Customer deposits—Demand accounts
Pesos	Ps.	1,098	Ps.	2,732	Ps.	3,830
Foreign currency(1)		5		(4)		1

Total	Ps.	1,104	Ps.	2,727	Ps.	3,831
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—

Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	1,123	Ps.	2,840	Ps.	3,963
Foreign currency(1)		157		149		306

Total	Ps.	1,280	Ps.	2,989	Ps.	4,269
Customer deposits—Repurchase agreements
Pesos	Ps.	(293)	Ps.	2,144	Ps.	1,851

Total	Ps.	(293)	Ps.	2,144	Ps.	1,851
Subordinated debentures
Foreign currency(1)	Ps.	21	Ps.	106	Ps.	127

Total	Ps.	21	Ps.	106	Ps.	127
Marketable debt securities and other financial liabilities
Pesos	Ps.	46	Ps.	970	Ps.	1,016
Foreign currency(1)		15		40		55

Total	Ps.	61	Ps.	1,010	Ps.	1,071
Other liabilities
Pesos	Ps.	68	Ps.	1,212	Ps.	1,280
Foreign currency(1)		—		—		—

Total	Ps.	68	Ps.	1,212	Ps.	1,280
Expense from hedging operations
Pesos	Ps.	—	Ps.	(38)	Ps.	(38)
Foreign currency(1)		—		—		—

Total	Ps.	—	Ps.	(38)	Ps.	(38)
Other interest expense
Pesos	Ps.	—	Ps.	26	Ps.	26
Foreign currency(1)		—		—		—

Total	Ps.	—	Ps.	26	Ps.	26
Total interest-bearing liabilities
Pesos	Ps.	(153)	Ps.	13,502	Ps.	13,349
Foreign currency(1)		76		410		486

Total	Ps.	(77)	Ps.	13,912	Ps.	13,835

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(86)	Ps.	402	Ps.	316

Total	Ps.	(86)	Ps.	402	Ps.	316
Loans and advances to credit institutions
Pesos	Ps.	26	Ps.	577	Ps.	603
Foreign currency(1)		154		(27)		127

Total	Ps.	180	Ps.	550	Ps.	730
Loans and advances to customers—excluding credit cards
Pesos	Ps.	5,059	Ps.	1,943	Ps.	7,002
Foreign currency(1)		484		143		627

Total	Ps.	5,543	Ps.	2,086	Ps.	7,629
Loans and advances to customers—credit cards
Pesos	Ps.	1,285	Ps.	123	Ps.	1,408

Total	Ps.	1,285	Ps.	123	Ps.	1,408
Debt instruments
Pesos	Ps.	167	Ps.	2,292	Ps.	2,459
Foreign currency(1)		488		(311)		177

Total	Ps.	655	Ps.	1,981	Ps.	2,636
Income from hedging operations
Pesos	Ps.	466	Ps.	—	Ps.	466
Foreign currency(1)		—		—		—

Total	Ps.	466	Ps.	—	Ps.	466
Other interest-earning assets
Pesos	Ps.	39	Ps.	—	Ps.	39
Foreign currency(1)		(1)		—		(1)

Total	Ps.	38	Ps.	—	Ps.	38
Total interest-earning assets
Pesos	Ps.	6,956	Ps.	5,337	Ps.	12,293
Foreign currency(1)		1,125		(195)		930

Total	Ps.	8,081	Ps.	5,142	Ps.	13,223

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2016 and 2015
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(1,588)	Ps.	1,609	Ps.	21
Foreign currency(1)		37		87		124

Total	Ps.	(1,551)	Ps.	1,696	Ps.	145
Customer deposits—Demand accounts
Pesos	Ps.	988	Ps.	866	Ps.	1,854
Foreign currency(1)		17		(4)		13

Total	Ps.	1,005	Ps.	862	Ps.	1,867
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—

Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	380	Ps.	1,299	Ps.	1,679
Foreign currency(1)		21		41		62

Total	Ps.	401	Ps.	1,340	Ps.	1,741
Customer deposits—Repurchase agreements
Pesos	Ps.	1,130	Ps.	845	Ps.	1,975

Total	Ps.	1,130	Ps.	845	Ps.	1,975
Subordinated debentures
Foreign currency(1)	Ps.	224	Ps.	(10)	Ps.	214

Total	Ps.	224	Ps.	(10)	Ps.	214
Marketable debt securities and other financial liabilities
Pesos	Ps.	179	Ps.	428	Ps.	607
Foreign currency(1)		123		2		125

Total	Ps.	302	Ps.	430	Ps.	732
Other liabilities
Pesos	Ps.	(633)	Ps.	1,241	Ps.	608
Foreign currency(1)		—		—		—

Total	Ps.	(633)	Ps.	1,241	Ps.	608
Expense from hedging operations
Pesos	Ps.	(296)	Ps.		Ps.	(296)
Foreign currency(1)		—		—		—

Total	Ps.	(296)	Ps.	—	Ps.	(296)
Other interest expense
Pesos	Ps.	95	Ps.	—	Ps.	95
Foreign currency(1)		—		—		—

Total	Ps.	95	Ps.	—	Ps.	95
Total interest-bearing liabilities
Pesos	Ps.	255	Ps.	6,288	Ps.	6,543
Foreign currency(1)		422		116		538

Total	Ps.	677	Ps.	6,404	Ps.	7,081

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

        The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in "—Average Balance Sheet and Interest Rates."

	IFRS for the year ended December 31,
	2015		2016		2017
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	771,991	Ps.	829,032	Ps.	831,735
Foreign currency(1)		111,744		160,825		216,241

Total	Ps.	883,735	Ps.	989,857	Ps.	1,047,976
Net interest income
Pesos	Ps.	41,534	Ps.	47,284	Ps.	52,689
Foreign currency(1)		1,454		1,846		3,155

Total	Ps.	42,988	Ps.	49,130	Ps.	55,844
Gross yield(2)
Pesos		7.85%		8.79%		11.02%
Foreign currency(1)		3.27%		2.85%		2.95%

Total		7.27%		7.82%		9.35%
Net yield(3)
Pesos		5.38%		5.70%		6.33%
Foreign currency(1)		1.30%		1.15%		1.46%

Total		4.86%		4.96%		5.33%
Yield spread(4)
Pesos		5.11%		5.32%		5.89%
Foreign currency(1)		1.46%		1.10%		1.09%

Total		4.67%		4.65%		4.83%

(1)
Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

(2)
Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.

(3)
Net yield is the quotient of net interest income divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

        The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2015	2016	2017
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.36%	1.50%	1.57%
ROAE: Return-on-average equity	13.71%	14.89%	16.93%
Dividend pay-out ratio(1)	48.11%	105.64%	47.70%
Average equity as a percentage of average total assets	9.94%	10.10%	9.28%

(1)
Dividends declared per share divided by net income per share. On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.0437 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.0399 per share. On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017 we paid a dividend of Ps.4,676 million equal to Ps.0.0578 per share.

Interest-Earning Assets

        The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in "—Average Balance Sheet and Interest Rates."

	IFRS
	For the year ended December 31,
	2015	2016	2017
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	4.06%	3.42%	2.91%
Loans and advances to credit institutions	7.75%	9.03%	13.46%
Loans and advances to customers—excluding credit cards	52.38%	53.31%	52.10%
Loans and advances to customers—credit cards	4.95%	4.96%	4.98%
Debt instruments	30.86%	29.28%	26.55%

Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

        At December 31, 2015, 2016 and 2017, the book value of our investment securities was Ps.329.9 billion, Ps.308.7 billion and Ps.326.8 billion, respectively (representing 28.1%, 22.9% and 24.6% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.282.6 billion, or 86.6%, of our investment securities at December 31, 2015, Ps.229.5 billion, or 74.3%, of our investment securities at December 31, 2016 and Ps.224.0 billion, or 68.5%, of our investment securities at December 31, 2017. For a discussion of how we value our investment securities, see Note 2.d of our audited financial statements.

        The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2015, 2016 and 2017, Ps.77.1 billion, Ps.113.9 billion and Ps.124.7 billion, of our available-for-sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2015, 2016 and 2017, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 111.7%, 122.2% and 125.0% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 150.5%, 95.9% and 69.1% of our total equity, respectively.

	IFRS
	For the year ended December 31,
	2015		2016		2017
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	120,420	Ps.	128,577	Ps.	144,251
Debt instruments issued by the Mexican Central Bank		162,200		100,937		79,752

Foreign government debt securities		31,162		65,286		89,585

Debt instruments issued by private sector		13,967		11,843		9,864

Total debt instruments		327,749		306,643		323,452
Total equity securities		2,226		2,148		3,357

Total investment securities	Ps.	329,975	Ps.	308,791	Ps.	326,809

        The following table analyzes the expected maturities of our debt investment securities (before allowance for impairment losses) and the weighted average yield at December 31, 2017.

	Maturity as of December 31, 2017
	Less than 1 year		Average yield	1 to 5 years		Average yield	5 to 10 years		Average yield	More than 10 years		Average yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	44,298	7.11%	Ps.	62,128	5.62%	Ps.	27,711	7.46%	Ps.	10,114	6.06%	Ps.	144,251
Debt instruments issued by the Mexican Central Bank		17,988	7.23%		53,304	7.27%		8,460	7.22%		—	0.00%		79,752
Foreign government debt securities		73,789	1.45%		15,796	8.31%		—	0.00%		—	0.00%		89,585	(1)

Debt instruments issued by the private sector		3,528	7.61%		5,660	7.26%		676	6.72%		—	0.00%		9,864	(2)

Total debt instruments	Ps.	139,603	5.85%	Ps.	136,888	7.11%	Ps.	36,847	5.35%	Ps.	10,114	6.06%	Ps.	323,452

Loans and Advances to Credit Institutions

        The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	For the year ended December 31,
	2015		2016		2017
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	98	Ps.	96	Ps.	71
Call money transactions granted		—		1,062		—
Reverse repurchase agreements		735		37,831		46,087
Guarantee deposits—collateral delivered		30,223		51,414		34,542
Other demand accounts		12,928		3,799		5,940
Reciprocal accounts		14,192		26,017		18,569

Total	Ps.	58,176	Ps.	120,219	Ps.	105,209

Loan Portfolio

        At December 31, 2015, 2016 and 2017 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.554,009 million, Ps.599,521 million and Ps.626,349 million respectively, representing 47.1%, 44.4% and 47.1% of our total assets at such dates, respectively. Loans and advances to customers, net of allowance for impairment losses equaled Ps.535,260 million, Ps.581,638 million and Ps.609,420 million at December 31, 2015, 2016 and 2017 respectively, representing 45.5%, 43.1% and 45.9% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.72,841 million, Ps.140,658 million and Ps.136,649 million at December 31, 2015, 2016 and 2017, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer's projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

        The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group, and as managed and monitored by our board of directors through the Comprehensive Risk Management Committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See "Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk" for details on our credit approval policies.

	IFRS
	As of January 1,		As of December 31,
	2014		2014		2015(1)		2016		2017
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	37,387	Ps.	55,865	Ps.	59,925	Ps.	57,022	Ps.	49,294
Commercial, financial and industrial		199,467		231,802		278,624		309,207		335,105
Mortgage		91,859		108,184		122,919		132,414		134,196
Installment loans to individuals		69,796		76,586		92,541		100,878		107,754
Revolving consumer credit card loans		39,782		42,104		47,776		51,536		54,372
Non-revolving consumer loans		30,014		34,482		44,765		49,342		53,382
Total loans		398,509		472,437		554,009		599,521		626,349
Allowance for impairment losses		(13,764)		(15,198)		(18,749)		(17,883)		(16,929)

Loans net of allowance for impairment losses	Ps.	384,745	Ps.	457,239	Ps.	535,260	Ps.	581,638	Ps.	609,420

(1)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

        The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	As of January 1,	As of December 31,
	2014	2014	2015(2)	2016	2017
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer(1)
Public sector	0.0%	0.0%	0.0%	0.0%	0.0%
Commercial, financial and industrial	4.2%	4.1%	3.5%	2.2%	1.8%
Mortgage	3.9%	4.9%	5.3%	5.1%	5.5%
Installment loans to individuals	4.7%	4.7%	3.8%	3.9%	4.4%
Revolving consumer credit card loans	3.3%	4.7%	3.9%	3.8%	4.3%
Non-revolving consumer loans	6.4%	4.7%	3.8%	4.1%	4.5%

Total	3.8%	3.9%	3.6%	2.9%	2.9%

(1)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

(2)
Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

        See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

        See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Maturity

        The following tables set forth an analysis by maturity of our loans and advances to customers by type of loan as of December 31, 2017.

	IFRS as of December 31, 2017
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	10,158	3.91%	Ps.	19,247	7.98%	Ps.	19,889	15.90%	Ps.	49,294	7.87%
Commercial, financial and industrial		196,453	75.53%		124,083	51.46%		14,569	11.64%		335,105	53.50%
Mortgages		17,752	6.83%		38,876	16.12%		77,568	62.00%		134,196	21.43%
Installment loans to individuals		35,736	13.73%		58,934	24.44%		13,084	10.46%		107,754	17.20%
Revolving consumer credit card loans		14,251	5.48%		27,053	11.22%		13,068	10.45%		54,372	8.68%
Non-revolving consumer loans		21,485	8.25%		31,881	13.22%		16	0.01%		53,382	8.52%

Total loans		260,099	100.00%		241,140	100.00%		125,110	100.00%		626,349	100.00%
Allowance for impairment losses											(16,929)

Loans net of allowance for impairment losses	Ps.	260,099		Ps.	241,140		Ps.	125,110		Ps.	609,420

Fixed and Variable Rate Loans

        The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2017.

	IFRS as of December 31, 2017
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	239,912
Floating interest rate		386,437

Total	Ps.	626,349

Non-Accrual of Interest

        The following table shows (i) the amount of gross interest income that would have been recorded on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented. In general, the total interest that we received on our restructured loans in 2014 through 2017 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2014		2015		2016		2017
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	916	Ps.	1,103	Ps.	1,109	Ps.	1,305
Restructured loans(1)		412		375		461		352
Interest received:
Non-accrual loans(1)	Ps.	250	Ps.	349	Ps.	345	Ps.	317
Restructured loans(1)		490		419		496		350

(1)
These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

        The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer's ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 12.e of our audited financial statements for additional information about our renegotiated loans.

        The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of January 1,		As of December 31,
	2014		2014		2015		2016		2017
	(Millions of pesos)
Commercial	Ps.	13,667	Ps.	12,440	Ps.	9,674	Ps.	12,144	Ps.	4,197
Consumer		792		638		641		623		587
Mortgage		685		4,174		3,628		2,614		1,046
Credit card		1,644		1,442		1,331		1,238		1,162

Total	Ps.	16,788	Ps.	18,694	Ps.	15,274	Ps.	16,619	Ps.	6,992

Movements in Allowance for Impairment Losses

        The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016—Impairment Losses on Financial Assets (Net)" and "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended

December 31, 2016 Compared to the Year Ended December 31, 2015—Impairment Losses on Financial Assets (Net)."

	IFRS
	For the year ended December 31,
	2014		2015(2)		2016		2017
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	13,764	Ps.	15,198	Ps.	18,749	Ps.	17,883
Impairment losses on loans and receivables(1)		14,831		17,766		19,022		20,771
Others		113		209		157		8
Charge-offs against allowance for impairment losses		(13,510)		(14,424)		(20,045)		(21,733)

Allowance for impairment losses at end of year	Ps.	15,198	Ps.	18,749	Ps.	17,883	Ps.	16,929

(1)
The amount of impairment losses on financial assets—Loans and receivables presented in the consolidated income statement is net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,699 million in 2014, Ps.1,725 million in 2015, Ps.2,361 million in 2016 and Ps.1,951 million in 2017, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

        The tables below show a breakdown of recoveries, impairment losses on loans and receivables and charge-offs against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2014		2015		2016		2017
	(Millions of pesos)
Recoveries of Loans Previously Charged Off—by type
Commercial, financial and industrial	Ps.	(534)	Ps.	(735)	Ps.	(961)	Ps.	(1,189)
Mortgage		(888)		(740)		(1,096)		(413)
Installment loans to individuals		(1,046)		(1,075)		(1,104)		(1,188)
Revolving consumer credit card loans		(696)		(698)		(717)		(794)
Non-revolving consumer loans		(350)		(377)		(387)		(394)
Expenses paid to recovery agencies		769		825		800		840

Total recoveries of loans previously charged off	Ps.	(1,699)	Ps.	(1,725)	Ps.	(2,361)	Ps.	(1,950)

	IFRS
	For the year ended December 31,
	2014		2015(2)		2016		2017
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	3,925	Ps.	6,173	Ps.	5,802	Ps.	6,265
Mortgage		1,203		1,039		1,388		1,105
Installment loans to individuals		9,703		10,554		11,832		13,401
Revolving consumer credit card loans		5,837		6,044		6,683		7,763
Non-revolving consumer loans		3,866		4,510		5,149		5,638

Total impairment losses on loans and receivables(1)	Ps.	14,831	Ps.	17,766	Ps.	19,022	Ps.	20,771

(1)
The amount of impairment losses on financial assets—Loans and receivables net of recoveries of loans previously charged-off and expenses paid to recovery agencies for an amount of Ps.1,699 million in 2014, Ps.1,725 million in 2015, Ps.2,361 million in 2016 and Ps.1,951 million in 2017, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

(2)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

	IFRS
	For the year ended December 31,
	2014		2015		2016		2017
	(Millions of pesos)
Charge-offs against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	3,139	Ps.	4,443	Ps.	7,282	Ps.	7,140
Mortgage		642		542		1,657		1,568
Installment loans to individuals		9,729		9,439		11,106		13,025
Revolving consumer credit card loans		5,631		5,449		6,229		7,445
Non-revolving consumer loans		4,098		3,990		4,877		5,580

Total charge-offs against allowance for impairment losses	Ps.	13,510	Ps.	14,424	Ps.	20,045	Ps.	21,733

(1)
See Note 12 of our audited financial statements for more details.

        The tables below show a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	As of January 1,			As of December 31,
	2014		% of total allowance	2014		% of total allowance	2015(2)		% of total allowance	2016		% of total allowance	2017		% of total allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	5,147	37.39%	Ps.	6,031	39.68%	Ps.	7,943	42.36%	Ps.	6,463	36.14%	Ps.	5,588	33.01%
Mortgage		1,478	10.74%		2,054	13.51%		2,558	13.64%		2,445	13.67%		1,990	11.76%
Installment loans to individuals		7,139	51.87%		7,113	46.81%		8,248	44.00%		8,975	50.19%		9,351	55.23%
Revolving consumer credit card loans		3,688	26.79%		3,893	25.62%		4,488	23.94%		4,942	27.64%		5,259	31.06%
Non-revolving consumer loans		3,451	25.08%		3,220	21.19%		3,760	20.06%		4,033	22.55%		4,092	24.17%

Total	Ps.	13,764	100.00%	Ps.	15,198	100.00%	Ps.	18,749	100.00%	Ps.	17,883	100.00%	Ps.	16,929	100.00%

(1)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Loans

        The following tables show our impaired loans.

	IFRS
	As of January 1,		As of December 31,
	2014		2014		2015(2)		2016		2017
	(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	15,175	Ps.	18,430	Ps.	19,742	Ps.	17,595	Ps.	18,132
Non-performing loans as a percentage of total loans		3.81%		3.90%		3.56%		2.93%		2.89%
Loan charge-offs as a percentage of average total loans		3.33%		3.10%		2.85%		3.48%		3.63%

(1)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

        Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

        See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

        See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Movement of Impaired Loans

        The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2014		2015(2)		2016		2017
	(Millions of pesos)
Movement of impaired loans(1)
Beginning balance	Ps.	15,175	Ps.	18,430	Ps.	19,742	Ps.	17,595
Additions		24,848		30,006		30,431		34,180
Transfers to performing loans		(8,083)		(14,270)		(12,533)		(11,910)
Charge-offs		(13,510)		(14,424)		(20,045)		(21,733)

Balance at year-end	Ps.	18,430	Ps.	19,742	Ps.	17,595	Ps.	18,132

(1)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

        Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

        See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

        See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Impaired Asset Ratios

        The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of January 1,		As of December 31,
	2014		2014		2015(5)		2016		2017
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	425,694	Ps.	503,216	Ps.	594,883	Ps.	661,586	Ps.	705,160
Non-performing loans(2)		15,175		18,430		19,742		17,595		18,132
Commercial, financial and industrial		8,325		9,575		9,673		6,842		6,007
Mortgage		3,590		5,249		6,514		6,778		7,362
Installment loans to individuals		3,260		3,606		3,555		3,975		4,763
Revolving consumer credit card loans		1,332		1,980		1,846		1,952		2,335
Non-revolving consumer loans		1,928		1,626		1,709		2,023		2,428
Allowance for impairment losses		13,764		15,198		18,749		17,883		16,929
Ratios
Non-performing loans to computable credit risk(1)		3.56%		3.66%		3.32%		2.66%		2.57%
Coverage ratio(3)		90.70%		82.46%		94.97%		101.64%		93.37%
Loan charge-off coverage ratio (4)		2.94%		2.68%		2.42%		3.03%		3.08%

(1)
Computable credit risk for the year ended December 31, 2017 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.626,349 million and guarantees and documentary credits amounting to Ps.78,811 million. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)
Since 2015, non-performing loans include (i) all credits past due by more than 90 days, and (ii) other doubtful credits. Other doubtful credits include (i) the sum of all transactions (loans granted) of a customer when the loan balances of such customer classified as impaired are more than 20% of the total outstanding amounts; and (ii) loans to borrowers in doubtful financial situations such as bankruptcy.

  Prior to 2015, bullet maturity loans (i.e. loans with payment of principal at maturity) were classified as non-performing once more than 30 days past due and revolving loans were classified as past-due when more than 60 days past due.

  See Note 2.g.i of our audited financial statements for more details on the classification of impaired loans.

(3)
Allowance for impairment losses as a percentage of non-performing loans.

(4)
Loan charge-offs as percentage of computable credit risk.

(5)
See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Liabilities

Deposits

        The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	2015		2016		2017
Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	10,837	Ps.	10,310	Ps.	16,004
Repurchase agreements		145,484		40,634		28,359
Time deposits		18,950		31,545		4,506
Other accounts		24,537		57,397		55,848
Accrued interest		25		70		157
Total deposits from Mexican Central Bank and credit institutions	Ps.	199,833	Ps.	139,956	Ps.	104,874

Customer deposits
Current accounts		347,752		403,323		422,028
Savings accounts		1		—		—
Other deposits		24,652		27,696		26,230
Time deposits		121,644		140,408		159,464
Repurchase agreements		49,595		83,891		81,790
Accrued interest		155		578		1,054
Total customer deposits	Ps.	543,799	Ps.	655,896	Ps.	690,566

Total deposits	Ps.	743,632	Ps.	795,852	Ps.	795,440

Short-Term Borrowings

        The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2015			2016			2017
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	195,079	3.16%	Ps.	124,525	5.45%	Ps.	110,149	6.79%
Average during year		199,040	2.96%		190,943	4.11%		157,984	6.61%
Maximum month-end balance		256,412	3.12%		249,866	5.45%		199,054	7.10%
Short positions:
At December 31(1)	Ps.	30,071	3.27%	Ps.	40,613	5.32%	Ps.	68,443	6.84%
Average during year		47,880	3.04%		49,259	3.92%		64,615	6.50%
Maximum month-end balance		95,081	3.16%		78,075	5.32%		99,320	7.15%

Total short-term borrowings at year end	Ps.	225,150	3.22%	Ps.	165,138	5.39%	Ps.	178,592	6.81%

(1)
This amount forms part of the outstanding balance of "Short positions" in our consolidated balance sheet. See Note 11.b of our audited financial statements.

The Mexican Financial System

General

        Mexico's financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks. In 1990, the Mexican government adopted the Mexican Financial Groups Law aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company. Most major Mexican financial institutions are members of financial groups.

        The principal financial authorities that regulate financial institutions are the SHCP, the Mexican Central Bank, the CNBV, the CONSAR, the CNSF, the IPAB and CONDUSEF.

Authorities of the Mexican Financial System

        The principal authorities that regulate and supervise financial institutions related to the activities of Grupo Financiero Santander Mexico in Mexico are the Mexican Central Bank, the SHCP, the CNBV, the CONSAR, the CNSF, the IPAB and the CONDUSEF. These authorities are subject to several organic laws and other administrative regulations that govern their regulatory, supervisory and other powers. Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below. Grupo Financiero Santander Mexico, as a financial services holding company, is subject to the supervision and regulation of the CNBV. In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

Banco de México

        Banco de México is the Mexican Central Bank. It is an autonomous entity that is not subordinated to any other body in the Mexican government. Its primary purpose is to issue the Mexican currency, as well as to maintain the acquisition power of such currency, to establish reference interest rates and to ensure that the banking and payments systems perform under safe and sound principles.

        Monetary policy decisions are taken by the members of the Governing Board of the Mexican Central Bank. The Governing Board is composed of a Governor and four Deputy Governors, all of which are appointed by the President and ratified by the Senate or the Permanent Commission of Congress, as applicable.

        Among the decisions that only the Governing Board may take are the authorization of the issuance of currency and the minting of coins, the decision to extend credit to the Mexican government, the determination of policies and criteria that the Mexican Central Bank uses in its operations and in the regulations that it issues, and the approval of its rules of procedure, budget, working conditions and similar internal matters.

SHCP

        The SHCP is the regulator in charge of proposing, conducting and controlling the economic policy of the Mexican government in matters of economics, tax, finance, public budget, public debt and income. Together with the CNBV and the Mexican Central Bank, it is the primary regulator of commercial banks and national development banks. The SHCP participates in the process of incorporation, revocation, operation, merger, control and stock purchase of financial institutions.

CNBV

        The CNBV is a governmental body subordinate to the SHCP, having independent technical and executive powers. The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system. The scope of the CNBV's authority includes inspection, supervision, prevention and correction powers. The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public. The CNBV is also in charge of granting and revoking banking and securities brokerage licenses in Mexico.

CONSAR

        The CONSAR is a governmental body subordinated to the SHCP, having independent technical and executive powers. The CONSAR was created in 1994 as part of a comprehensive reform of the retirement savings and pensions system, and is in charge of protecting the retirement savings of employees through the regulation and supervision of Afores, entities that manage independent retirement accounts, and Siefores, specialized pension funds. The CONSAR evaluates risks borne by the participants in the retirement savings system and makes sure these participants are solvent and maintain adequate liquidity levels.

CNSF

        The CNSF is a governmental body ascribed to the SHCP, having independent technical and executive powers. The CNSF is in charge of the supervision and regulation of insurance and bonding companies, promoting the safe and sound development of the insurance and guaranty bond financial sectors.

IPAB

        After the 1994 financial crisis, the Mexican government created the IPAB, an independent, decentralized governmental institution with its own legal standing and assets. The IPAB's primary purpose is the protection and insurance of bank deposits, also having powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system. The IPAB is also entitled to acquire assets from distressed banking institutions.

CONDUSEF

        The CONDUSEF is a governmental body under the SHCP. The CONDUSEF is in charge of the provision of financial orientation, guidance and information to customers of financial services, as well as implementation of corrective measures through the processing of claims by such customers, with the primary purpose of protecting customer's interests. The CONDUSEF may also act as arbitrator in disputes between financial institutions and their customers and establish regulations and impose sanctions to financial institutions in order to protect their clients.

The History of the Banking Sector

        Banking activities in Mexico have been and continue to be affected by prevailing conditions in the Mexican economy, and the demand for and supply of banking services have been vulnerable to economic downturns and changes in government policies. Prior to the early 1990s, lending by Mexican banks to the private sector had fallen to very low levels. It is estimated, however, that by the end of 1994, average total indebtedness of the private sector to Mexican commercial banks had grown to represent approximately 40.7% of GDP, with mortgage loans and credit card indebtedness generally growing faster than commercial loans. The devaluation of the Mexican peso in December 1994 initiated a crisis, and the resulting high interest rates and contraction of the Mexican economy in 1995 severely impacted most borrowers' ability to both repay loans when due and meet debt service requirements. These effects, among others, caused an increase in the non-performing loan portfolio of Mexican financial institutions, particularly during 1995, which adversely affected the capitalization level of financial institutions. Also, increased domestic interest rates and the deteriorating value of the peso made it more difficult for financial institutions to renew dollar-denominated certificates of deposit and credit lines.

        From 1995 through the end of 1997, the CNBV had assumed or intervened in the operations of 13 banks and had adopted several measures designed to protect, stabilize and strengthen the Mexican banking sector. These measures included:

  •
  creating a temporary capitalization program to assist banks;

  •
  establishing a foreign exchange credit facility with the Mexican Central Bank to help banks with dollar liquidity problems;

  •
  increasing the level of required allowance for impairment losses;

  •
  establishing a temporary program for the reduction of interest rates on certain loans;

  •
  establishing various programs to absorb a portion of debt service cost for mortgage loan debtors (including debt restructuring and conversion support programs); and

  •
  broadening the ability of foreign and Mexican investors to participate in Mexican financial institutions.

Reforms to Mexican Banking Law

        In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks' ability to foreclose on collateral and correct deficiencies of the Mexican Commercial Bankruptcy Law, in respect of related policy sanctions and certain other activities.

        In July 2014, the investigation regarding competitive conditions in the Mexican financial system performed by the CFC, arising from the approved financial reforms, resulted in a series of recommendations in connection with new regulations to promote competition in the Mexican financial system. The recommendations issued by the CFC may be summarized as requiring (i) avoidance of a displacement or any access limitations to competitors in the financial markets, (ii) reducing the risks of coordinated anticompetitive effects among competitors, (iii) reducing barriers to competition, and (iv) increasing the CFC's authority over anticompetitive action.

Mexican Commercial Bankruptcy Law

        The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy. Recent amendments permit parties to move directly to the bankruptcy stage.

        In connection with banks, there is a special procedure under which only IPAB or the CNBV may demand the declaration of insolvency of banking institutions, including Banco Santander Mexico. In the case of banking institutions, such as Banco Santander Mexico, with the declaration of bankruptcy the judicial procedure is initiated in the bankruptcy phase (quiebra) and not, as in common procedures, in the conciliatory phase. The bankruptcy of a Mexican bank is viewed as an extreme measure (because it results in a liquidation and dissolution), which has not been resorted to in practice, and is preceded by several measures that seek to avoid it, such as corrective measures taken by the CNBV, facilities made available by IPAB and an intervention led by the CNBV. Upon filing of the application for the declaration of insolvency, banking institutions must cease operations and suspend payment of all obligations.

        The Mexican Commercial Bankruptcy Law establishes precise rules that determine when a debtor is in general default in its payment obligations. The principal indications are failure by a debtor to comply with its payment obligations in respect of two or more creditors, and the existence of any of the following two conditions: (i) 35.0% or more of a debtor's outstanding liabilities are 30 days past due; or (ii) the debtor fails to have certain specifically defined liquid assets and receivables to cover at least 80.0% of its obligations which are due and payable.

        Applicable law provides for the use and training of experts in the field of insolvency and the creation of an entity to coordinate their efforts. Such experts include the intervener (interventor), conciliator (conciliador) and receiver (síndico). The IPAB acts as the liquidator and receiver and the CONDUSEF may appoint up to three interveners.

        On the date the insolvency judgment is entered, all peso-denominated obligations are converted into UDIs, and foreign currency-denominated obligations are converted into pesos at the rate of exchange for that date and then converted into UDIs. Only creditors with a perfected security interest (i.e., mortgage, pledge or security trust) continue to accrue interest on their loans. The Mexican Commercial Bankruptcy Law mandates the netting of derivative transactions upon the declaration of insolvency.

        The Mexican Commercial Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency (recently modified as set forth below). This period is referred to as the retroactivity period. Nevertheless, upon the reasoned request of the conciliator, the controller, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

        The Mexican Congress has approved changes to the Mexican Commercial Bankruptcy Law, intended to improve the application of such law. Relevant changes include (i) the consolidation of bankruptcy proceedings affecting parent and subsidiary companies, (ii) the immediate application of liquid assets provided as collateral (without judicial intervention), in connection with the netting and close out of derivative and similar contracts, (iii) setting forth an outside limit to bankruptcy restructuring (three years), (iv) permitting trustees and other creditor representatives to submit claims on behalf of groups of creditors, (v) expressly recognizing subordinated creditors, and deeming related party creditors as subordinated creditors, and (vi) making members of the Board of Directors liable to the bankrupt debtor if such member acted when affected by a conflict of interest, self-dealing and otherwise against the interests of the bankrupt debtor.

Deregulation of Lending Entities and Activities

        In July 2006, the Mexican Congress enacted reforms to the General Law of Auxiliary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares de Crédito), the Mexican Banking Law and the Foreign Investment Law (Ley de Inversión Extranjera), with the objective of creating a new type of financial entity called multiple purpose financial entities (sociedad financiera de objeto múltiple, or Sofom) (the "Sofom Amendments"). The Sofom Amendments were published in the Federal Official Gazette on July 18, 2006.

        The main purpose of the Sofom Amendments was to deregulate lending activities, including financial leasing and factoring activities. Sofomes are Mexican corporations (sociedades anónimas) that expressly include as their main corporate purpose in their bylaws, engaging in lending and/or financial leasing and/or factoring services. Pursuant to the Sofom Amendments, the SHCP ceased to authorize the creation of new Sofoles, and all existing Sofol authorizations automatically terminated on July 19, 2013.

        Among others, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution are regulated and supervised by the CNBV, and required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, charge-offs and assignment provisions, as well as reporting obligations. Regulated Sofomes are required to include in their denomination the words "Entidad Regulada" (regulated entity) or the abbreviation thereof, "E.R." All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words "Entidad No Regulada" (non-regulated entity) or the abbreviation thereof, "E.N.R." Non-regulated Sofomes are not subject to the supervision of the CNBV.

        Sofomes (regulated or non-regulated) are subject to the supervision of the CONDUSEF as is the case with any other financial entity.

        The Sofom Amendments also eliminated the restrictions on foreign equity investment applicable to Sofomes, financial leasing and factoring companies, which until the Sofom Amendments became effective, was limited to 49.0%. Accordingly, the Sofom Amendments resulted in an increase in competition in the financial services industry, from foreign financial institutions.

The Mexican Securities Market Law

        The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted by the CNBV with the approval of its Governing Board. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. See "Item 9. The Offer and Listing—C. Markets—The Mexican Securities Market."

Insurance System

        The Mexican insurance system is governed by the Insurance Companies Law, the Bonding Companies Law, the Insurance Contract Law (Ley Sobre el Contrato de Seguro) and other regulatory provisions issued by the SHCP and the CNSF. Insurance companies require the authorization of the SHCP for their incorporation. The authorization shall include the specific sector in which the insurance company will conduct business, including life, health care, property and casualty, civil and professional liability, among others. The SHCP may also grant authorization to perform reinsurance and co-insurance activities. Insurance companies are subject to stringent capital adequacy and investment rules, compliance with which is verified by the CNSF. These rules determine the type of assets into which insurance companies may invest, as well as the minimum amount of capital required to be maintained by such entities. Also, insurance companies are required to maintain technical reserves as protection against risks, which help such entities to maintain adequate liquidity levels.

        The regulation and surveillance powers of the CNSF grant this entity the authority to verify compliance with the various financial and technical actuarial regulations, as well as with other corporate governance principles.

Retirement Savings System

        The Retirement Savings Systems Law (Ley de los Sistemas de Ahorro para el Retiro) established the Afore pension system. Among other economic benefits and other services to be provided to participants in the retirement savings system, the Retirement Savings Systems Law provides that each employee may establish an independent retirement account, which is to be managed by an approved Afore. Under this system, employees, employers and the government are required to make contributions to the independent retirement accounts maintained by each employee. In addition to the mandatory contributions, employees can make voluntary contributions to their independent retirement accounts. Pursuant to the Retirement Savings Systems Law, the main functions of an Afore include, among others, (i)  managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds (Siefores), (iv) distributing and purchasing Siefores' stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker.

        Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

Amendments to Financial Regulations Impacting Banks

        The Mexican financial system has continued to advance in recent years, consistent with demands from regulators and market participants, developments in other jurisdictions and to address systemic issues resulting from the global financial crisis.

        Even though the recent global financial crisis did not affect Mexican banks directly, many Mexican corporations were affected, primarily by having engaged in foreign currency-linked derivative transactions, which increased exposures substantially as a result of the devaluation of the peso, triggering a new regulation issued by the CNBV that seeks to improve disclosure standards as they relate to derivative transactions.

        The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) requires us to ensure the confidentiality of information received from clients. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. We could be subject to fines and penalties in the event of violations of the provisions of such law.

        On January 9, 2015, the General Rules Applicable to Financial Entities and other Persons that Provide Investment Services (Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión, or the "Investment Services Rules") were published. The purpose of the Investment Services Rules includes having a sole regulation that contains the rules applicable to brokerage firms, credit institutions and investment advisors, companies that operate mutual funds and companies or entities that distribute shares of mutual funds.

        In accordance with the Investment Services Rules, financial entities and investment advisors rendering advisory services in connection with investments shall ensure that any advice, recommendation or suggestion given to the client is reasonable for such client, and consistent with the client's investment profile and the financial product profile.

        The Investment Services Rules set forth obligations applicable to financial entities and investment advisors to create either a committee which shall be responsible for the analysis of financial products offered by such entities, and whose members shall be independent from the structuring area of the relevant entity, or an equivalent institution or responsible person.

        The Investment Services Rules also require the creation of an Analysis Committee. Such Analysis Committee shall maintain minutes for each committee meeting held together with the relevant presentations, which documentation shall be kept by the entity and made available to the CNBV for at least five years.

        The Analysis Committee shall approve each financial product offered, compensation applicable to investment portfolios and, prior to its delivery, all information given to any client regarding any investment recommendation, which information shall include at least the prospectus or memorandum describing the relevant securities or offering.

        The Investment Services Rules also provide that the board of directors of the financial entity shall approve the policies and guidelines required for each entity to:

  •
  perform the necessary evaluation to determine the profile of its clients;

  •
  carry out the analysis of the financial products to be offered to the clients; and

  •
  comply with the evaluation of the "reasonableness" of recommendations, required to render advisory investment services.

        Such policies and guidelines must be submitted to the CNBV within 10 days from its approval by the Board of Directors, and the CNBV may order the relevant entity to incorporate corrections in order to make them consistent with the Investment Services Rules.

        The Investment Services Rules provide that the Board of Directors must appoint an officer to verify compliance of each firm with the Investment Services Rules.

        Pursuant to the changes to the Mexican Securities Market Law, (i) all offerings conducted outside of Mexico by Mexican issuers, regardless of whether the offering is public or not, are required to be notified to the CNBV, (ii) clarifications were made in respect of the governance regime applicable to vehicles issuing asset-backed securities, (iii) required capitalization requirements and corrective measures in the absence of compliance with capitalization requirements applicable to broker-dealers were defined, (iv) rules implementing profiling of investors and provisions dealing with parties relating to the sale of securities have been incorporated into the Mexican Securities Market Law (as opposed to being left to implementing regulations), and (v) investment advisors are required to be registered with the CNBV, and are more strictly regulated.

Supervision and Regulation

Introduction

        Our operation is primarily regulated by the Mexican Banking Law and the rules and regulations issued by the SHCP, the CNBV and the Mexican Central Bank. Our operations are primarily regulated by the Mexican Banking Law, the Mexican Securities Market Law and the rules issued thereunder by the SHCP and the CNBV, as well as rules issued by the Mexican Central Bank and the IPAB. The authorities that supervise our financial subsidiaries' operations are the SHCP, the Mexican Central Bank, CONDUSEF and the CNBV.

Banking Regulation

        The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system. Banks are required to report regularly to the financial regulatory authorities. Reports to bank regulators are often supplemented by periodic meetings, formal or informal, between senior management of the banks and senior officials of the CNBV. Banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets. The CNBV may order a bank to modify and republish such balance sheets.

        Additionally, banks must publish on their website, among other information:

  •
  the bank's basic consolidated and audited annual financial statements, together with a report containing the management's discussion and analysis of the financial statements and the bank's financial position, including any important changes thereto and a description of the bank's internal control systems;

  •
  a description of the bank's Board of Directors, identifying independent and non-independent directors and their background, education and experience;

  •
  a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;

  •
  unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;

  •
  any information requested by the CNBV to approve the accounting criteria and special accounting registries;

  •
  a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;

  •
  the credit rating of their portfolio;

  •
  the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;

  •
  financial ratios;

  •
  a brief summary of the resolutions adopted by any shareholders' meeting, debenture holders' meeting, or by holders of other securities or instruments; and

  •
  the bank's bylaws.

        The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder. In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank and regulations adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to clients. Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

        The Mexican Baking Law permits foreign governments to acquire equity securities of Mexican banks on a temporary basis in connection with rescue or similar packages, and to acquire control of Mexican banks with the prior approval of the CNBV.

        Mexican banks are required to obtain the express approval, through their Boards of directors, of compensation payable to officers and, for that purpose, will be required to observe general rules to be issued by the CNBV and to establish and maintain a compensation committee.

        The Mexican Banking Law includes a provision for self-correcting irregularities detected by Mexican banks, arising from non-compliance with applicable law. Programs for self-correction are required to be approved by the board of directors of the applicable Mexican bank and must be supervised by the bank's audit committee. General rules implementing the provisions are expected to be issued by the CNBV.

        A Mexican bank may only be dissolved and liquidated, if the CNBV has issued a determination to that effect. Prior to such dissolution and liquidation, IPAB may provide temporary financial assistance to Mexican banks having liquidity problems.

        Non-viable Mexican banks will be liquidated pursuant to a procedure set forth in the Mexican Banking Law, under which IPAB will act as liquidator, will conduct the procedures necessary to collect fees and pay creditors (respective parties specified under the Mexican Banking Law) and will take all measures conducive to the bank's liquidations. The Mexican Banking Law reflects provisions related to the dissolution and liquidation of Mexican banks. Liquidation proceedings may be conducted in-court or out of court, depending upon the circumstances affecting the relevant Mexican bank. In addition to liquidation proceedings, Mexican banks may be declared in bankruptcy pursuant to a specialized proceeding set forth in the Mexican Commercial Bankruptcy Law.

        The SHCP is authorized to conduct evaluations of Mexican banks. Although guidelines for such evaluations have already been issued, additional rules will be issued in the future. Such evaluations will be based upon the size of the banks and their participation in the relevant markets, and will determine whether or not a particular bank is lending to all sectors of the economy (primarily to small and medium-sized businesses). Results of evaluations are required to be made publicly available by the Ministry. Negative results from evaluations may result in corrective measures being ordered, however, it is uncertain what such measures may be.

        We cannot predict the terms that will be included in implementing regulations in connection with requirements to be satisfied in respect of lending activities to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that Banco Santander Mexico has not complied with applicable requirements, it may be forced to lend to certain sectors of the economy or to certain persons that may not meet its credit quality standards, or other standards specified in its policies, that it may not know or that are not acceptable credit risks, which in turn may impact its financial condition and results of operations. Furthermore, if the Bank were to fail any evaluation, publicity surrounding such failure may impact its reputation, which in turn may adversely impact its ability to conduct business in Mexico and its financial condition and results of operations.

Licensing of Banks

        Authorization of the Mexican government is required to conduct banking activities. The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things. Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of Mexico or transfer of assets or liabilities between branches.

Intervention

        The CNBV, with the approval of its Governing Board, may declare the managerial intervention (intervención) of a banking institution pursuant to Articles 129 through 146 of the Mexican Banking Law (a "CNBV Intervention"). In addition, the Governing Board of IPAB may also appoint a peremptory manager (administrador cautelar) if IPAB provides liquidity, in accordance with applicable law, to a banking institution.

        A CNBV Intervention pursuant to Articles 129 through 146 of the Mexican Banking Law will only occur when (i) during a calendar month, the Capital Ratio of a bank is reduced from a level equal to or below the minimum Capital Ratio required under Article 50 of the Mexican Banking Law, to 50% or less than such minimum Capital Ratio, (ii) the bank does not maintain the minimum Capital Ratio required in accordance with the Mexican Banking Law, and such bank does not operate under the conditional regime referred to in article 29 Bis 2 of the law, or (iii) the bank (a) for an amount in pesos exceeding the equivalent of twenty million UDIs (1) does not pay loans granted by another bank, foreign financial entity or the Mexican Central Bank, or (2) does not pay the principal and interest amounts of securities issued by it and deposited in a securities deposit institution, (b) within two or more business days and for an amount in pesos exceeding the equivalent of two million UDIs (1) does not pay one or more participants the amounts due under any compensation process carried out through a clearinghouse or central counterparty, or does not pay three or more checks for a total amount of two million UDIs, that have been excluded from a clearinghouse for causes attributable to the drawee institution in terms of the applicable provisions, or (2) does not pay in the bank windows of two or more branches the banking deposits and cash withdrawals carried out by 100 or more of their customers and that total said amount.

        The peremptory manager will be appointed by IPAB, if IPAB has granted extraordinary financial support to a bank in accordance with the Mexican Banking Law. The peremptory manager appointed by IPAB will assume the authority of the Board of Directors and the shareholders. The peremptory manager will have the authority to represent and manage the bank with the broadest powers under Mexican law, will prepare and submit to IPAB the bank's budget (for approval), will be authorized to contract liabilities, make investments, undertake acquisitions or dispositions and incur expenses, is authorized to hire and fire personnel and may suspend operations. The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Revocation of a License; Payment of Guaranteed Obligations

        Revocation of Banking License.    In the case that the CNBV revokes a license to be organized and operate as a banking institution, IPAB's Governing Board will determine the manner under which the corresponding banking institution shall be dissolved and liquidated in accordance with Articles 166 through 187 of the Mexican Banking Law. In such a case, IPAB's Governing Board may determine to carry out the liquidation through any or a combination of the following transactions: (i) transfer the liabilities and assets of the banking institution in liquidation to another banking institution directly or indirectly through a trust set up for such purposes; (ii) constitute, organize and manage a new banking institution owned and operated directly by IPAB with the exclusive purpose of transferring the liabilities and assets of the banking institution in liquidation; or (iii) any other alternative that may be determined within the limits and conditions provided by the Mexican Banking Law that IPAB considers as the best and least expensive option to protect the interests of bank depositors. As described above, amendments to the Mexican Banking Law approved by the Mexican Congress will substitute these provisions.

        Causes to Revoke a Banking License.    The following are the events upon which the CNBV may revoke a banking license:

  (i)
  if a shareholder decision is made to request the revocation;

  (ii)
  if the banking institution is dissolved or initiates liquidation procedures;

  (iii)
  if the banking institution (a) does not comply with any minimum corrective measures ordered by the CNBV pursuant to Article 122 of the Mexican Banking Law, (b) does not comply with more than one special corrective measure ordered by the CNBV pursuant to such Article 134 Bis 1, or (c) repeatedly does not comply with an additional special corrective measure ordered by the CNBV;

  (iv)
  if the banking institution does not comply with the minimum Capital Ratio required under the Mexican Capitalization Requirements;

  (v)
  if the banking institution (a) does not timely repay loans or debt securities issued or (b) does not timely pay deposits or clear checks; or

  (vi)
  if the institution repeatedly undertakes prohibited or sanctioned transactions in accordance with the Mexican Banking Law or if it continues not complying with preventive or corrective actions imposed by the CNBV.

        Upon publication of the resolution of the CNBV revoking a banking license in the Federal Official Gazette and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated. Upon liquidation or the declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all "guaranteed obligations" of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB law.

        Liabilities owed by the banking institution in liquidation will be paid in the following order of preference: (i) secured claims, (ii) labor claims and tax claims, (iii) claims entitled to special privileges under applicable law, (iv) claims guaranteed by IPAB, up to the amount guaranteed by IPAB, (v) claims in excess of the amount guaranteed by IPAB, (vi) other senior claims, (vii) subordinated preferred debentures, and (viii) subordinated non-preferred debentures. The remainder, if any, shall be paid to the shareholders.

Financial Support

        Determination by the Banking Stability Committee.    The BSC includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB. In the case that the BSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments' system to be put at risk, then the BSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered "guaranteed obligations" under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances. Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

        Types of Financial Support.    In the case that the BSC makes the determination referred to in the prior paragraph, then IPAB's Governing Board will determine the manner according to which the troubled commercial bank will receive financial support, which may be through either of the following options:

  (a)
  If the BSC determines that the full amount of all of the outstanding liabilities of the relevant troubled bank (guaranteed and non-guaranteed) must be paid, then the financial support may be implemented through (i) capital contributions granted by IPAB in accordance with the Mexican Banking Law, or (ii) credit support granted by IPAB also in accordance the Mexican Banking Law, and in either case the CNBV shall refrain from revoking the banking license granted to such commercial bank.

  (b)
  If the BSC determines that less than the full amount of all of the outstanding liabilities of the troubled commercial bank (guaranteed and non-guaranteed) must be paid, then the support will consist of transferring the assets and liabilities of such bank to any third party, as set forth in Articles 188 through 197 of the Mexican Banking Law.

        Conditional Management Regime.    As an alternative to revoking the banking license, a new conditional management regime was created, which can be established in respect of commercial banks with a Capital Ratio below the minimum required pursuant to the Mexican Capitalization Requirements. To adopt this regime, the relevant bank, with prior approval of its shareholders, must voluntarily request from the CNBV the application of the conditional management regime. To qualify for such regime, the relevant commercial bank should (i) deliver to the CNBV a plan for the reconstitution of its capital, and (ii) transfer at least 75% of its shares to an irrevocable trust.

        Banking institutions with a Capital Ratio equal to or below 50% of the minimum Capital Ratio required by the Mexican Capitalization Requirements may not adopt the conditional management regime.

Capitalization

        The minimum subscribed and paid-in capital for banks is set in accordance with three different components: credit risk, market risk and operational risk. Pursuant to the Mexican Banking Law and the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under Article 46 of the Mexican Banking Law, as well as those permitted under other laws.

        In accordance with the capitalization rules currently in effect, the minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander Mexico) is 90,000,000 UDIs.

        The Mexican Capitalization Requirements set forth the methodology to determine the net capital (capital neto) relative to market risk, credit risk and operational risk. Under the relevant regulations, the CNBV may impose additional capital requirements. The Mexican Capitalization Requirements provide capitalization standards for Mexican banks similar to international capitalization standards, particularly with respect to the recommendations of the Basel Committee on Banking Regulations and Supervisory Practices, or the Basel Committee, which includes the supervisory authorities of twelve major industrial countries.

        The General Rules Applicable to Mexican Banks, currently specify that Mexican banks may be classified in several categories based on their Capital Ratio, Tier 1 capital and Fundamental Tier 1 Capital. The relevant corrective measures applicable to the Bank are determined based on the following classifications:

Class	Capital Ratio	Tier 1 Capital	Fundamental Tier 1 Capital
Class I	Equal to or greater than 10.5%	Equal to or greater than 8.5%	Equal to or greater than 7%
Class II	Equal to or greater than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class II	Equal to or greater than 8% and less than 10.5%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class III	Equal to or greater than 8%	Less than 6.0%	Equal to or greater than 4.5%
Class III	Equal to or greater than 7% and less than 8%	Equal to or greater than 6%	Equal to or greater than 4.5%
Class IV	Equal to or greater than 7% and less than 8%	Less than 6%	Equal to or greater than 4.5%
Class IV	Equal to or Greater than 4.5% and less than 7%	Equal to or greater than 4.5%	Equal to or greater than 4.5%
Class V	Less than 4.5%	Not Applicable	Less than 4.5%

        In cases in which the CNBV determines a Multiple Banking Institution as being of Local Systemic Importance, such institution is required to have a capital conservation supplement of the percentage determined by the CNBV, within a four year period ending in 2019. Banco Santander México was considered a systemically important entity with a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México as of December 31, 2017 continues to comply with the regulation in its second year of incorporation (i.e. 0.60% of the total systemic supplement) highlighting that Banco Santander México has been in compliance with the 100% capital conservation supplement since its publication.

        This table is based upon the table set forth in Article 220 of the General Rules Applicable to Mexican Banks, which should be consulted for a complete understanding of the applicable requirements.

        Furthermore, the General Rules Applicable to Mexican Banks provide that none of Capital Ratio, Tier 1 capital or Fundamental Tier 1 Capital shall be subject to a maximum limit if (a) the Capital Ratio is equal to or exceeds 10.5%, (b) Tier 1 capital is equal to or exceeds 8.5%, and (c) Fundamental Tier 1 Capital is equal to or exceeds 7.0%

        For clarification purposes, Tier 1 capital means the two components of Tier 1 capital (Fundamental Tier 1 Capital and Non-fundamental Tier 1 Capital) as such terms are defined in the Rules for Capitalization. Fundamental Tier 1 Capital means only the basic or fundamental amount of Tier 1 capital (excluding Non-fundamental Tier 1 Capital) as such term is defined in the Rules for Capitalization, as further described below. Tier 2 capital refers to the additional portion (parte complementaria) of total net capital; as such term is defined in the Rules for Capitalization. Tier 1 capital refers to the basic portion (parte básica) of total net capital, as such term is defined in the Rules for Capitalization.

        Aggregate net capital consists of Tier 1 capital and Tier 2 capital. The Mexican Capitalization Requirements include among the Fundamental Tier 1 Capital, mainly, paid-in capital, which represents the most subordinated right to collect in case of liquidation of a credit institution, which are not due and do not grant reimbursement rights, profits (mainly including retained profits), and capital reserves, and subtract from such Fundamental Tier 1 Capital, among other things, certain subordinated debt instruments, issued by financial and non-financial entities, securities representing residual parts of portfolio securitization, investments in the equity of venture-capital funds and investments in or credits to related companies (only in instances where they exceed certain thresholds), reserves pending creation, loans and other transactions that contravene applicable law, and intangibles (including goodwill). Non-fundamental Tier 1 capital is comprised of preferential shares, regarding which the issuer has the right to cancel the dividend payments, and subordinated debt instruments, which are not subject to a due date or forced conversion, regarding which it is possible to cancel the interest payments and which may become shares of a credit institution or a controlling entity or are subject to cancellation (when capitalization problems arise).

        The supplementary part of basic capital (Tier 2) comprises capitalization instruments, which are subordinated to deposits and any other debt of the credit institution, do not have any specific guarantee, have a term of at least five years and are convertible into shares at their maturity date or are subject of write-down procedures, and the difference between total admissible reserves and total expected losses up to an amount that does not exceed 0.6% of weighted assets by credit risk. These instruments shall be included as capital based on their maturity date: 100% if the due date exceeds five years, 80% if the due date exceeds four years but is less than five years, 60% if the due date exceeds three years but is less than four years, 40% if the due date exceeds two years but is less than three years, 20% if the due date exceeds one year but is less than two years, and 0% if the due date is less than one year.

        The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, Banco Santander Mexico was imposed a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México as of December 31, 2017 continues to comply with the regulation in its second year of incorporation (i.e. 0.60% of the total systemic supplement) highlighting that Banco Santander México has been in compliance with the 100% capital conservation supplement since its publication.

        Every Mexican bank must create certain legal reserves (fondo de reserva) that are considered to be part of Tier 1 capital. Banks must separate and allocate 10.0% of their net income to such reserve each year until the legal reserve equals 100.0% of their paid-in capital (without adjustment for inflation). The remainder of net income, to the extent not distributed to shareholders as dividends, is added to the retained earnings account. Under Mexican law, dividends may not be paid out against the legal reserve.

Corrective Measures

        The Mexican Banking Law and the General Rules Applicable to Mexican Banks establish the minimum corrective and special additional measures that banks must fulfill according to the category in which they were classified based on their capital. These corrective measures are designed to prevent and, when necessary, correct the operations of the banks that could negatively affect their solvency or financial stability. The CNBV is required to notify the relevant bank in writing of the corrective measures that it must observe, within five business days after the Mexican Central Bank has notified the CNBV the capitalization ratio of the bank, as well as verify its compliance with the corrective measures imposed. Class I is exempted from any corrective measure, but for the remainder of the categories such corrective measures include:

        For Class II:

  (a)
  requiring the bank to (i) inform the Board of Directors about the bank's classification, as well as the causes that caused the CNBV to make such classification, and submit a detailed report containing a comprehensive evaluation of the bank's financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, within 20 business days after the bank has received the CNBV notification of the corrective measure, (ii) include in such report any observations mandated, in accordance with their respective scope of authority, by each of the CNBV and the Mexican Central Bank, (iii) report in writing the financial situation to the chief executive officer and chairman of the board of directors of the bank or the board of directors of the bank's holding company, in the event the bank is part of a financial group, (iv) abstain from entering transactions that will cause its Capital Ratio to be lower than required under the Capitalization Requirements, (v) abstain from increasing the current amounts of the financings granted to relevant related parties, and (vi) submit for approval to the CNBV, a plan for capital restoration which has as a result an increase of its Capital Ratio in order for the institution to be placed in Class I. Such plan shall be presented to the CNBV no later than 20 business days after the date the bank receives the CNBV notification of the corrective measure;

        For Class III and above:

  (b)
  requiring the bank's Board of Directors to (i) within 15 business days as of the notice of its classification, submit to the CNBV, for its approval, a plan for capital restoration that will result in an increase in its Capital Ratio, which may contemplate a program for improvement in operational efficiency, streamlining costs and increasing profitability, the carrying out of contributions to the capital and limits to the operations that the banks may carry out in compliance with their bylaws, or to the risks derived from such operations. The capital restoration plan shall be approved by such bank's Board of Directors before being presented to the CNBV. The bank shall determine in the capital restoration plan that, in accordance with this subsection, it must submit, periodic targets, as well as the date in which the capital of such bank will get the capitalization level required in accordance with the applicable provisions. The CNBV, through its governing Board, must resolve all that corresponds to the capital restoration plan that has been presented to them, in a maximum of 60 calendar days from the date the plan was submitted; and (ii) comply with the plan within the period specified by the CNBV, which in no case may exceed 270 calendar days starting the day after the bank was notified of the respective approval. To determine the period for the completion of the restoration plan, the CNBV shall take into consideration the bank's category, its financial situation, as well as the general conditions prevailing in the financial market. The CNBV, by agreement of its governing Board, may extend the deadline once by a period that will not exceed 90 calendar days. The CNBV will monitor and verify compliance with the capital restoration plan, without prejudice of the provenance of other corrective measures depending on the category in which the corresponding bank is classified;

  (c)
  requiring the bank to suspend any payment of dividends to its shareholders, as well as any mechanism or act that involves the transfer of any economic benefits to the shareholders. If the bank belongs to the holding company, the measure provided in this subsection will apply to the holding company to which the bank belongs, as well as the financial entities or companies that are part of such holding company. This restriction on the payment of dividends for entities that are part of the same financial group will not apply in the event the dividend is being applied to the capitalization of the bank;

  (d)
  requiring the bank to suspend any capital stock repurchase programs of the bank and, in the event that the bank belongs to a financial group, also the programs of the holding company of such group;

  (e)
  requiring the bank to defer or cancel the interest payments on outstanding subordinated debt and, when applicable, defer the payment of the principal or exchange the debt into shares of the bank in the amount necessary to cover the capital deficiency, in advance and proportionately, according to the nature of such obligations. This corrective measure will be applicable to those obligations that are identified as subordinated debt in their indenture or issuance document;

  (f)
  requiring the bank to suspend payment of any extraordinary benefits and bonuses that are not a component of the ordinary salary of the chief executive officer or any officer within the next two levels, as well as not granting any new benefits in the future for the chief executive officer and the officers until the bank complies with the minimum levels of capitalization required by the CNBV in accordance with the provisions referred to in Article 50 of the Mexican Banking Law;

  (g)
  requiring the bank to refrain from increasing outstanding amounts of any credit granted to any individual who is a related party.

        For Class IV and above:

  (h)
  requiring the bank to request authorization from the CNBV to undertake new investments on non-financial assets, open branches or perform activities other than those made in the ordinary course of business, provided those investments or activities do not require authorization from SHCP or the Mexican Central Bank; and

  (i)
  requiring the bank to undertake other corrective measures provided for in the general rules of Articles 225 I and IV and 226, 227 and 228 of the General Rules Applicable to Mexican Banks and Article 134 Bis 1 of the Mexican Banking Law (which are the General Rules Applicable to Mexican Banks), from time to time.

        Regardless of the Capital Ratio of the banks, the CNBV may order the implementation of additional and special corrective measures. The additional and special corrective measures that, if applicable, the banks must comply with are: (a) define the concrete actions that it will carry out in order not to deteriorate its Capital Ratio; (b) hire the services of external auditors or any other specialized third party for special audits on specific issues; (c) refrain from agreeing to increases in the salaries and benefits of the officers and employees in general, except for agreed salary revisions and in compliance with labor rights; (d) substitute officers, members of the Board or external auditors with appointed persons occupying the respective positions; or (e) undergo other actions or be subject to other limitations as determined by the CNBV, based on the result of its functions of monitoring and inspection, as well as with sound banking and financial practices.

        On July 26, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, reached broad agreement on the overall design of a capital and liquidity reform package for internationally active banking organizations around the world, known as Basel III, which includes, among other things, the definition of capital, the treatment of counterparty credit risk, the leverage ratio and the global liquidity standard. On September 12, 2010, the Basel Committee announced a substantial strengthening of existing capital requirements in connection with Basel III. The full text of the Basel III rules and the results of a quantitative impact study to determine the effects of the reforms on banking organizations were published on December 16, 2010.

        The Basel III rules for capitalization were implemented in Mexico through an amendment to the General Rules Applicable to Mexican Banks published in the Federal Official Gazette on November 28, 2012, effective as of January 1, 2013. Banco Santander Mexico currently complies with the minimum capital requirement.

Compliance with regulatory ratios

        As part of its liquidity management model, in recent years the Bank has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

        In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance was at 60% in 2015, which should gradually increase to 100% by 2019.

        Our LCR levels exceeded 110% level throughout 2017, thereby surpassing regulatory requirements.

        On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette, the "General Liquidity Requirements for Banking Institutions", in accordance with those provided by the Banking Liquidity Regulation Committee on October 17, 2014. Such requirements entered into effect on January 1, 2015.

        On December 31, 2015, the CNBV published in the Federal Official Gazette, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

        On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

  •
  Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

  •
  Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

  •
  The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

  •
  An add-on for the potential exposure of securities financing transactions.

Reserve and Compulsory Deposit Requirements

        The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation. The objective of the Mexican Central Bank's monetary policy is to maintain the stability of the purchasing power of the Mexican peso and in this context, to maintain a low inflation level. Given the historic inflation levels in Mexico, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

        Under the Law of the Mexican Central Bank, the Mexican Central Bank has the authority to determine the percentage of the liabilities of financial institutions that must be deposited in interest or non-interest-bearing deposits with the Mexican Central Bank (Depósitos de Regulación Monetaria). These deposits may not exceed 20% of the aggregate liabilities of the relevant financial institution. The Mexican Central Bank also has the authority to order that 100% of the liabilities of Mexican banks resulting from specific funding purposes, or pursuant to special legal regimes, be invested in specific assets created in respect of any such purpose or regime.

        The Mexican Central Bank imposes reserve and compulsory deposit requirements on Mexican commercial banks. Bulletin 09/2014 published on June 17, 2014, stated that the total compulsory reserve deposit required of Mexican commercial banks was Ps.278.5 billion, which had to be deposited by June 19, 2014. The amount of the deposit that each bank had to make was equal to the amount of the compulsory deposits allocated as of June 18, 2014. Additionally, according to Bulletin 11/2014 published on June 25, 2014, an additional deposit of Ps.41.5 billion was required which had to be deposited in four installments, on August 14, September 11, October 9 and November 6, 2014. The amount of the deposit that each bank had to make was determined based on the total amount of the traditional customer deposits in Mexican pesos of each Mexican bank as of May 31, 2014.

        The compulsory deposit reserves required under the terms of Bulletins 09/2014 and 11/2014 have an indefinite term. During the time these reserves are maintained on deposit with the Mexican Central Bank, each banking institution receives interest on such deposits every 27, 28, 29 or 30 days so that each last day of the period falls on a Thursday. The Mexican Central Bank will provide advance notice of the date and the procedure to withdraw the balance of these compulsory deposits at such time, if any, that the compulsory deposit reserves are suspended or terminated.

        In order to promote the development of the Mexican monetary policy, on May 12, 2016, the Mexican Central Bank published in the Federal Official Gazette the rules for the auction by the Mexican Central Bank of Bonos de Regulación Monetaria Reportables (BREMS R) as an alternative for credit institutions to comply with their compulsory deposit requirements. The BREMS R can only be acquired by Mexican credit institutions through auctions made by the Mexican Central Bank and by means of repurchase transactions (reportos) between the Mexican Central Bank and the financial entities, or among financial entities, in accordance with the regulations set forth by the Mexican Central Bank. The BREMS R held by financial institutions shall be sold to the Mexican Central Bank at the date and in accordance with the terms included in general resolutions to be issued by the Mexican Central Bank.

        As of December 31, 2017, the Group held a BREMS R position amounting to Ps.7,783 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

        Under IFRS, we apply the following criteria to classify loans and advances as impaired loans:

  •
  Commercial, financial and industrial loans

  •
  Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

  •
  Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after principal or interest become due.

  •
  Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.

  •
  Mortgage loans

  •
  Mortgage loans are considered impaired when a payment is past due more than 90 days.

  •
  Installment loans to individuals

  •
  Revolving consumer credit cards loans are considered impaired when payment is not received 90 days after they become due.

  •
  Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

  •
  If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

        We also consider as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are equivalent to more than 20% of the total outstanding amounts.

        Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to their contractual terms are considered impaired loans. This analysis includes, among others, customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, and insufficient cash flows to settle debt or inability to obtain additional financing, etc.

        Impaired loans, which are renegotiated, will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period.

        With regard to uncollected accrued interest on impaired loans, the Bank creates an allowance for the total amount of the uncollected accrued interest at the time the loans are classified as impaired loans.

        The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower's overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

        When the recovery of a loan is considered to be unlikely, it is charged-off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

        Loans and the related allowance for impairment losses are charged-off considering the following:

  •
  Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, charge-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower's financial position, guarantees and collateral and payment records. Within this portfolio, SME loans and revolving SME loans are charged-off when the loans become 181 and 151 days past due, respectively.

  •
  Mortgage loans are charged-off when they have been past due for 36 months.

  •
  For installment loans to individuals, any portion of the balance that the Group does not expect to collect is charged-off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

        In the event of bankruptcy or similar proceedings, charge-off may occur earlier than at the periods stated above. Collections procedures may continue after charge-off.

        In accordance with Mexican Banking GAAP, we apply the following criteria to classify past-due loans as non-performing:

  •
  Loans with a single payment of principal and interest at maturity are considered non-performing 30 calendar days after the date of maturity.

  •
  Loans with a single payment of principal at maturity and with scheduled interest payments are considered non-performing 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.

  •
  Loans with a payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.

  •
  In the case of revolving credit, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.

  •
  Mortgage loans with periodic payments of principal and interest are considered non-performing when a payment is 90 days or more past due.

  •
  Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.

  •
  If the debtor files for bankruptcy protection, except for those loans:

  •
  That continue to receive payments in terms of the provisions of section VIII of Article 43 of the Mexican Commercial Bankruptcy Law, or

  •
  That have been granted under Article 75, Sections II and III of Article 224 of the Mexican Commercial Bankruptcy Law, applying different adjustment factors or deductions with respect to each type of guarantee.

        For Mexican Banking GAAP purposes, restructured or renewed non-performing loans are not considered as performing until there is evidence of sustained payment; i.e., evidence of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the credit payment scheme, or in the case of credits with installments that cover periods in excess of 60 calendar days, the payment of one installment as established in Mexican Banking GAAP.

        Loans with a single payment of principal upon maturity and periodic payments of interest, which were restructured or renewed during the loan term, are considered as non-performing until there is evidence of sustained payment, as well as those in which at least 80% of the original term of the loan has not elapsed, which did not cover the total amount of the accrued interest or cover the principal of the original amount of the loan, and which should have been settled as of the date of renewal or restructuring in question. Sustained payment is evidenced when the borrower has paid at least 20% of the capital of the loan at the time of the restructuring or renewal, or when the borrower has paid the amount of accrued interest related to a period of 90 days under the restructuring or renewal scheduled payment.

        Interest is recognized in income when it is accrued. However, the accrual of interest is suspended when loans become non-performing.

        For accrued but uncollected regular interest on non-performing loans, the Bank creates an allowance for an equal amount when the loan is transferred to the non-performing portfolio.

Classification of loans and allowance for impairment losses under Mexican Banking GAAP

        The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for impairment losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower's ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees. The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal procedures within certain parameters to grade the loans in their loan portfolio. Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules. However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV, effective as of October 1, 2015, to use our internal models to determine our allowance for impairment losses under Mexican Banking GAAP as an alternative to the standard generic models developed by the CNBV. Our approach is based on the Advanced Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance. This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor. We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV. Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our loan portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us. While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

        Through different notes, the CNBV authorized the use of the Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico), or MIEB, and the Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado) or MIEA, set forth in the Regulations, in order for us to determine the preliminary estimation of credit risk in the commercial credit portfolio. We use the MIEB for the following segments: companies, GTB and financial institutions and the MIEA for portfolio and real estate companies.

        The MIEB consists of determining the probability of breach through a rating procedure that contemplates a quantitative or statistic module based on financial information of the client and a qualitative or expert module, based on the analyst opinion, who grades the variables of the model based on his experience and on the financial and expert analysis performed by the entity.

        The MIEA consists of determining the probability of breach through a rating procedure based on an automatic module that uses a first intervention of the expert analyst, which may or may not be supplemented afterwards. The automatic module determines the rating in two phases, a quantitative and a qualitative based on a questionnaire that allows the expert analyst to modify the automatic scoring in a limited number of rating items.

        The automatic valuation is obtained from a linear regression model, in which variables are comprised by financial and credit information of the company in addition to the responses to a closed questionnaire to be analyzed by the expert analyst. The variables used have been previously identified as the ones which can more accurately predict the breach potential of an entity.

        As a part of the MIEA, the LGD is determined, considering:

  •
  The internal experience of the recovery flows of the contracts in breach. It is adjusted at the most critical period of the cycle in order to be considered a "downturn" loss.

  •
  Coherence with the definition of "default" proposed by Basilea and the CNBV.

  •
  Complies with the requirements of the CNBV set forth in the resolutions, by reflecting the LGD considering unfavorable economic conditions.

        As set forth in the Regulations, we are currently in a parallel calculation period of the General Methodology and Internal Methodology. During this period, the results of the preliminary estimation of credit risk in the commercial credit portfolio using the Internal Methodology was lower than the one obtained using the General Methodology, which is why as of December 31, 2017 we maintain a preliminary estimation of credit risk equivalent to 95% for portfolio and real estate companies and 80% for the companies, GTB and financial institutions segments, with respect to the preliminary estimation of credit risk obtained by using the General Methodology. The qualification of the credit portfolio and the determination of the preliminary estimation of credit risk are made in accordance with the rules set forth by the CNBV.

        The loan classification and rating rules require that consumer loans to individuals be stratified on a loan-by-loan basis, considering the type of loan, amounts due, the number of unpaid billing periods applicable to the relevant loans, collateral received and other factors that may influence delinquency, on an expected loss basis; and that a statutory percentage be applied to loans that are past due for each level, as a means to create an allowance for impairment losses under Mexican Banking GAAP.

        The allowance for impairment losses created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made. Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required. Our total loans portfolio may be classified as A, B, C, D or E, depending upon the percentage of allowance required (from 0% to 100%); credit card consumer loans may be classified as A, B-1, B-2, C, D or E also depending upon the percentage of allowance required.

        Since September 2011, the grading of loans to government entities, such as states and municipalities, is also based on an expected loss model that is calculated on a loan-by-loan basis. In this model, the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well as other factors established by the CNBV. The qualitative characteristics include socioeconomic risk and financial strength. The quantitative characteristics include payment experience, coverage of the debtor by rating agencies and financial statement ratios that capture the financial risk of the debtor.

        The loan classification and rating rules establish the following categories corresponding to levels of risk and applicable allowance for impairment losses and set forth procedures for the grading of commercial loans: A-1, A-2, B-1, B-2, B-3, C-1, C-2, D and E.

        Since June 2013, the grading of commercial loan portfolios is also based on an expected loss model that is calculated on a loan-by-loan basis under Mexican Banking GAAP. In this model, the expected loss is based on both qualitative and quantitative characteristics of the debtor, as well on the type and coverage of the collateral and guarantees that cover the loans. The qualitative characteristics include country and industry risk, market position, corporate governance and quality of the management. The quantitative characteristics include payment experience in the credit bureau, payment experience with Infonavit and financial statement ratios that capture the financial risk of the debtor.

        The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican federal government) as of the end of each quarter and the classification must be reported to the CNBV. The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

        All charge-offs of uncollectible loans are charged against the allowance for impairment losses. Mexican banks are required to obtain authorization from their Board of Directors to charged-off loans.

        The IFRS allowance for impairment losses requirements differs in certain significant respects from the allowance for impairment losses requirements under Mexican Banking GAAP. Under IFRS, we estimate the impairment of loans and receivables using an incurred loss model, which is based on our historical experience of impairment and other circumstances known at the time of assessment. Such IFRS criteria differ from the related criteria for Mexican Banking GAAP under which impairment losses are determined using prescribed formulas that are based primarily on an expected losses model. The expected loss model formulas are developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience. Furthermore, the risk weighting of assets under IFRS is determined using the most important factors that contribute to explaining the situation of the portfolio whereas risk weighting of assets under Mexican Banking GAAP is determined by the CNBV based on market experience during an observation period.

Liquidity Requirements for Foreign Currency-Denominated Liabilities

        Pursuant to regulations of the Mexican Central Bank, the total amount of maturity-adjusted (by applying a factor, depending upon the maturity of the relevant liability) net liabilities denominated or indexed to foreign currencies that Mexican banks, their subsidiaries or their foreign agencies or branches may maintain (calculated daily), is limited to 1.83 times the amount of their Tier 1 capital. To calculate such limit, maturity-adjusted foreign currency-denominated or indexed assets (including liquid assets, assets with a maturity of less than one year, short-term derivatives and spot foreign exchange transactions) are subtracted from maturity-adjusted foreign currency-denominated or indexed liabilities, and the aforementioned factor is applied to the resulting amount.

        The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets). These permitted liquid assets include, among others:

  •
  U.S. dollar-denominated cash or cash denominated in any other currency freely convertible;

  •
  deposits with the Mexican Central Bank;

  •
  treasury bills, treasury bonds and treasury notes issued by the U.S. government or debt certificates issued by agencies of the U.S. government, which have the unconditional guarantee of the United States government;

  •
  demand deposits or one- to seven-day deposits in foreign financial institutions rated at least P-2 by Moody's Investors Service, Inc., or Moody's, or A-2 by Standard & Poor's Rating Services, or S&P;

  •
  investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and

  •
  unused lines of credit granted by foreign financial institutions rated at least P-2 by Moody's or A-2 by S&P, subject to certain requirements.

        Such liquid assets may not be posted as collateral, lent or be subject to repurchase transactions or any other similar transactions that may limit their transferability.

        Banco Santander Mexico is in compliance with the applicable reserve requirement and liquidity coefficients in all material aspects.

Lending Limits

        In accordance with the General Rules Applicable to Mexican Banks, limits relating to the diversification of a bank's lending transactions are determined in accordance with the bank's compliance with Mexican Capitalization Requirements. For a bank with:

  •
  a Capital Ratio greater than 8.0% and up to 9.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank, is limited to 12.0% of the bank's Tier 1 capital;

  •
  a Capital Ratio greater than 9.0% and up to 10.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 15.0% of the bank's Tier 1 capital;

  •
  a Capital Ratio greater than 10.0% and up to 12.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 25.0% of the bank's Tier 1 capital;

  •
  a Capital Ratio greater than 12.0% and up to 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 30.0% of the bank's Tier 1 capital; and

  •
  a Capital Ratio greater than 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 40.0% of the bank's Tier 1 capital.

        These lending limits are required to be measured on a quarterly basis. The CNBV has discretion to reduce the aforementioned limits, if internal control systems or the risk management of the bank is inadequate.

        The following financings are exempt from these lending limits: (i) financings guaranteed by unconditional and irrevocable security interests or guarantees, that may be enforced immediately and without judicial action, granted by foreign financial institutions with investment grade ratings and established in a country member of the European Union or the Organization for Economic Cooperation and Development (which guarantees must be accompanied with a legal opinion as to their enforceability), (ii) securities issued by the Mexican government and financings made to the Mexican government, Mexican local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, the IPAB and development banks guaranteed by the Mexican government, and (iii) cash (transferred to the bank lender under a deposit that may be freely disposed of by the lender). However, such financings may not exceed 100% of a bank's Tier 1 capital.

        Likewise, financings granted to Sofomes for which the bank owns at least 99% of its capital stock, are exempted from the aforementioned limits, but such financings may not exceed 100% of a bank's Tier 1 capital. In turn, the controlled Sofomes maintain or grant financing (regardless of the origin of the resources) to a person or a group of persons representing common risk, such financing shall comply with the aforementioned limits.

        The aggregate amount of financings granted to the three largest borrowers of a bank may not exceed 100.0% of the bank's Tier 1 capital.

        Banks are not obligated to comply with the aforementioned limits with respect to financings granted to the Mexican federal government, local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, IPAB and development banks guaranteed by the Mexican government.

        Banks are required to disclose, in the notes to their financial statements for Mexican Banking GAAP purposes, (i) the number and amount of financings that exceed 10.0% of Tier 1 capital, and (ii) the aggregate amount of financings made to their three largest borrowers.

Funding Limits

        In accordance with the General Rules Applicable to Mexican Banks, Mexican banks are required to diversify their funding risks. In particular, a Mexican bank is required to notify the CNBV, on the business day following the occurrence of the event, in the event it receives funds from a person or a group of persons acting in concert that represent in one or more funding transactions more than 100% of such bank's Tier 1 capital. None of the liabilities of Banco Santander Mexico to a person or group of persons exceeds the 100% threshold.

Related Party Loans

        Pursuant to the Mexican Banking Law, the total amount of the transactions with related parties may not exceed 35% of the bank's Tier 1 capital. For the case of loans and revocable credits, only the disposed amount will be counted. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loans to Related Parties."

        Tier 1 capital is calculated by taking into account the balance as of the last day of each month. When calculating Tier 1 capital, the General Rules Applicable to Mexican Banks establish that if the aggregate amount of operations subject to credit risk relating to relevant related parties exceeds 25% of the bank's Tier 1 capital then the excess must be subtracted in order to determine Tier 1 capital.

        On a monthly basis, we monitor and implement controls relating to the consumption of both the 35% and 25% limits in order to ensure strict compliance with the abovementioned regulations.

Foreign Currency Transactions

        Mexican Central Bank regulations govern transactions by banks denominated in foreign currencies. Mexican banks may, without any specific additional approval, engage in spot, foreign exchange transactions (i.e., transactions having a maturity not exceeding four business days). Other foreign currency transactions are deemed derivative transactions and require approvals as discussed below. At the end of each trading day, banks are generally obligated to maintain a balanced foreign currency position (both in the aggregate and by currency). However, short and long positions are permitted in the aggregate, so long as such positions do not exceed 15% of a bank's Tier 1 capital. In addition, Mexican banks must maintain liquid assets, prescribed by regulations issued by the Mexican Central Bank, in connection with maturities of obligations denominated in foreign currencies (as discussed under "—Liquidity Requirements for Foreign Currency-Denominated Liabilities" above).

Derivative Transactions

        Certain Mexican Central Bank rules apply to derivative transactions entered into by Mexican banks. Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

  •
  specific shares, groups of shares or securities referenced to shares; that are listed in a securities exchange,

  •
  stock exchange indexes,

  •
  Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation),

  •
  inflation indexes,

  •
  gold or silver,

  •
  swine meat, pork and cattle,

  •
  natural gas, diesel, gasoline and crude oil,

  •
  aluminum, copper, nickel, platinum, lead and zinc,

  •
  wheat, corn, soybean and sugar,

  •
  rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste,

  •
  nominal or real interest rates with respect to any debt instrument,

  •
  loans or other advances; and

  •
  futures, options and swaps with respect to the underlying assets mentioned above.

        Mexican banks require an express general approval, issued in writing by the Mexican Central Bank, to enter into, as so-called intermediaries, derivative transactions, with respect to each class or type of derivative. Mexican banks that have not received the relevant general approval would require a specific approval from the Mexican Central Bank to enter into such derivative transactions (or even if in possession of such general approval, to enter into derivative transactions with underlying assets different from the assets specified above). Mexican banks may, however, enter into derivative transactions without the authorization of the Mexican Central Bank, if the exclusive purpose of such derivative transactions is to hedge the relevant bank's existing risks. Authorizations may be revoked if, among other things, the applicable Mexican bank fails to comply with Mexican Capitalization Requirements, does not timely comply with reporting requirements, or enters into derivative transactions that contravene applicable law or sound market practices.

        Banks that execute derivative transactions with related parties or with respect to underlying assets of which the issuer or debtor are related parties, shall comply with the corresponding limits set forth in the Mexican Banking Law in respect of related party transactions.

        Institutions may collateralize derivative transactions through cash deposits, receivables and/or securities of its portfolio. Derivative transactions that are entered into in over-the-counter (OTC) markets, may be collateralized only when the counterparties are credit institutions, brokerage firms, foreign financial institutions, mutual funds, pension fund managers, Sofomes, and any other counterpart authorized by the Mexican Central Bank. Mexican banks are required to periodically inform their Board of Directors with respect to the derivative transactions entered into, and whether or not the Mexican bank is in compliance with limits imposed by the Board of Directors and any applicable committee. Mexican banks must also inform the Mexican Central Bank periodically of derivative transactions entered into and whether any such transaction was entered into with a related party. The counterparties in respect of hedging derivatives transactions entered into by Mexican banks must be other Mexican banks, Mexican financial entities authorized to enter into such derivatives by the Mexican Central Bank or foreign financial institutions or recognized markets. Derivative transactions must be entered into pursuant to master agreements that must include terms and guidelines, similar to international standards such as International Swap and Derivatives Association (ISDA) master agreements and master agreements approved for the domestic market. As an exception to applicable rules, Mexican banks may pledge cash, receivables and securities to secure obligations resulting from their derivative transactions.

        The Bank has received approval from the Mexican Central Bank to engage in swaps, forwards and options related to stocks, indices, currencies and interest rates.

        The Bank carries out derivative financial transactions, with financial counterparties in order to cover the Bank's own position, as well with clients who request so, in our ordinary course of business.

Restrictions on Liens and Guarantees

        Under the Mexican Banking Law, banks are specifically prohibited from (i) pledging their securities or other assets as collateral, except (a) if the Mexican Central Bank or the CNBV so authorizes, including as described above with respect to derivative transactions, or (b) for obligations in favor of the Mexican Central Bank, IPAB, Mexican development banks or governmental trusts, (ii) guaranteeing the obligations of third parties, except, generally, in connection with letters of credit and bankers' acceptances and (iii) make loans secured by subordinated debt or rights of trusts funded by subordinated debt.

Bank Secrecy Provisions; Credit Bureaus

        Pursuant to the Mexican Banking Law, a Mexican bank may not provide any information relating to the identity of its customers or specific deposits, services or any other banking transactions (including loans) to any third parties (including any purchaser, underwriter or broker, or holder of any of the bank's securities), other than (i) the depositor, debtor, accountholder or beneficiary and their legal representatives or attorneys-in-fact, (ii) judicial authorities in trial proceedings in which the accountholder is a party or defendant, (iii) the Mexican federal tax authorities for tax purposes, (iv) the SHCP for purposes of the implementation of measures and procedures to prevent terrorism and money laundering, (v) the Federal Auditor (Auditoría Superior de la Federación) to exercise its supervisory authority (including information on accounts or agreements involving federal public resources), (vi) the supervisory unit of the Federal Electoral Agency, (vii) the federal attorney general's office (Procuraduría General de la República) for purposes of criminal proceedings, (viii) the Treasurer of the Federation (Tesorería de la Federación), as applicable, to request account statements and any other information regarding the personal accounts of public officers, assistants and, as the case may be, individuals related to the corresponding investigation, and (ix) the Secretary and undersecretaries of the Ministry of Public Function (Secretaría de la Función Pública) when investigating or auditing the estates and assets of federal public officers, among others. In most cases, the information needs to be requested through the CNBV.

        The CNBV is authorized to furnish foreign financial authorities with certain protected information under the Mexican bank secrecy laws, provided that an agreement must be in effect between the CNBV and such authority for the reciprocal exchange of information. The CNBV must abstain from furnishing information to foreign financial authorities if, in its sole discretion, such information may be used for purposes other than financial supervision, or by reason of public order, national security or any other cause set forth in the relevant agreement.

        Banks and other financial entities are allowed to provide credit-related information to duly authorized Mexican credit bureaus.

Money Laundering Regulations

        Mexico has a local framework in effect for the prevention of money laundering and terrorist financing (the "General Provisions on Money Laundering and Terrorist Financing"); which has been in force since April 21, 2009 and has been subsequently amended through certain publications on the Federal Official Gazette in 2010, 2011, 2013, 2014, 2015 and 2017.

        These General Provisions require our institution to comply with various obligations, including:

  •
  The establishment and implementation of procedures and policies regarding customer identification and know-you-customer ("KYC") policies in order to prevent and detect those transactions that may be connected to terrorism or money laundering activities (as defined in the Mexican Federal Criminal Code (Código Penal Federal);

  •
  The implementation of procedures for detecting and reporting relevant, unusual and suspicious transactions (as defined in the General Provisions on Money Laundering and Terrorist Financing); and

  •
  The establishment of a Committee (Communication and Control Committee), which in turn must designate a Compliance Officer who is in charge of among other matters, supervising compliance with anti-money laundering provisions and the institution's anti-money laundering and terrorism financing program.

        Our institution is also required to maintain a file (an "ID file") before establishing any business relationship or entering into any kind of transaction with a costumer for the identification of such customer. This ID file shall include, among other information:

  (i)
  full name,

  (ii)
  gender,

  (iii)
  date of birth,

  (iv)
  nationality and country of birth,

  (v)
  tax identification number,

  (vi)
  occupation, profession, main activity or line of business,

  (vii)
  domicile (including telephone number),

  (viii)
  e-mail address, if any, and

  (ix)
  advanced electronic signature series number, when applicable.

        ID Files shall be maintained for the complete duration of the account or contract, and for a minimum term of ten years from the date of the termination of the business relationship with the applicable client.

        Also the General Provisions require the Institution to have an anti-money laundering manual, which should be approved by the Audit Committee and include our anti-money laundering policies and procedures.

        According to the General Provisions published on April 21, 2009, our subsidiaries operating in the financial sector must provide to the Ministry of Finance, through the National Banking and Securities Commission (CNBV):

  (i)
  Quarterly reports (within ten business days from the end of each quarter) with respect to transactions equal to, or exceeding, U.S.$10,000,

  (ii)
  Monthly reports with respect to international funds transfers, received or sent by a customer, equal to, or exceeding, U.S.$10,000,

  (iii)
  Reports of unusual transactions, within 60 calendar days from the date an unusual transaction is detected by our automated systems; and

  (iv)
  Quarterly reports of cashier checks equal to, or exceeding, U.S.$10,000.

        In June 2010, new regulations were issued by the Ministry of Finance, which were amended in September and December 2010 and August 2011 and, which restrict cash transactions denominated in U.S. dollars that may be entered into by Mexican banks. Pursuant to such regulations, Mexican banks are prohibited from receiving physical cash amounts, from individuals in excess of U.S.$4,000 per month for deposits. Mexican banks are also prohibited from receiving physical cash amounts, in U.S. dollars, from their corporate clients, except in very limited circumstances.

        Also, Mexican banks are prohibited from receiving physical cash amounts from individuals, in excess of U.S.$300 per day for individual foreign exchange transactions. In each case, the monthly amount per individual for such transactions cannot exceed U.S.$1,500.

        On October 17, 2012, the Federal Law to Prevent and Identify Transactions with Illegal Proceeds, or the New Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita), was published in the Federal Official Gazette, and is applicable to non-financial entities and service providers. The law punishes "Vulnerable Activities," which are defined as all acts that have a high tendency to result in a crime through the use of illegal proceeds. In addition, under such law, the Ministry of Finance has broad authority to obtain information about unlawful activities, coordinate activities with foreign authorities and present claims related to them. This law also grants authority to the Federal Attorney General (Procuraduría General de la República) to investigate and prosecute illegal activities, in coordination with the SHCP.

        Additionally, pursuant to the Mexican Banking Law reforms published in the Federal Official Gazette on January 10, 2014, the following sanctions were included, with the purpose of preventing and detecting operations that might encourage acts of terrorism:

  •
  A fine of 10% to 100% of the amount of the activity, transaction or service performed by an entity for a customer or user whom the entity knows to be on the blocked persons list prepared by the SHCP.

  •
  A fine of 10% to 100% of the amount of any unreported unusual transaction and, if applicable, any additional transactions related to same customer or user involved in the unreported transaction.

  •
  A fine of 30,000 to 100,000 days' worth of the minimum wage applicable in Mexico for significant transactions or, if applicable, a series of related transactions involving international transfers and unreported transactions in cash undertaken in a foreign currency.

  •
  A fine of 5,000 to 50,000 days' worth of the minimum wage applicable in Mexico for other failures to comply with applicable law.

        The amendments to the General Provisions on Money Laundering and Terrorist Financing published in the Federal Official Gazette on April 25, 2014, September 12, 2014 and December 31, 2014, added the following obligations to the prevention of money laundering and terrorist financing:

  •
  Provide the CNBV, through the Financial Intelligence Unit (Unidad de Inteligencia Financiera), within the first ten business days of January, April, July and October of each year, a report for each issuance or payment of cashier's checks carried out with its customer or users in the previous three months in an amount equal to or exceeding U.S.$10,000.

  •
  Inform the CNBV prior to, or simultaneously with, the sharing of information regarding money laundering and terrorist financing activities,

  •
  Immediate cancellation of any transaction or service related to a customer or user identified to be on the SHCP's blocked persons' list and notification to the client that it has been included on such list.

  •
  Inform the CNBV, within the first 15 business days of January of each year, through electronic media and on the official form, a report containing the annual program of training courses for the current year.

        The amendments to the General Provisions on Money Laundering and Terrorist Financing published in the Federal Official Gazette on September 10, 2015, added the following to the prevention of money laundering and terrorist financing:

  •
  An additional 30-day period was granted to submit unusual transactions reports, according to the guidelines to be published by the Ministry of Finance.

  •
  Additional time, up to and including September 2016, to update the customer identification file for Trust Customers.

        On February 24, 2017, amendments to the General Provisions referred to in Article 115 of the Mexican Banking Law were published in the Federal Official Gazette, establishing:

  •
  The reduction of the threshold at which the Bank must report cash transactions from U.S.$10,000 to U.S.$7,500.

  •
  New obligations to provide to the Central Bank information on international transfers to be integrated into a central database.

  •
  Obligations to update records of customers regardless of their risk levels.

Rules on Interest Rates

        Mexican Central Bank regulations limit the number of reference rates that may be used by Mexican banks as a basis for determining interest rates on loans. For peso-denominated loans, banks may choose any of a fixed rate, the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE), Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate, CCP (costo de captación promedio a plazo), the rate determined by the Mexican Central Bank as applied to loans funded by or discounted with NAFIN, the rate agreed upon with development banks in loans funded or discounted with them, the weighted bank funding rate (tasa ponderada de fondeo bancario) and the weighted governmental funding rate (tasa ponderada de fondeo gubernamental). For UDI-denominated loans, the reference rate is the UDIBONOS. For foreign currency-denominated loans, banks may choose any of a fixed rate or floating market reference rates that are not unilaterally determined by a financial institution, including LIBOR or the rate agreed upon with international or national development banks or funds, for loans funded by or discounted with such banks or funds. For dollar-denominated loans, banks may choose either a fixed rate or any of the rates referred to in the prior sentence or CCP-Dollars, as calculated and published in the Federal Official Gazette by the Mexican Central Bank.

        The rules also provide that only one reference rate can be used for each transaction and that no alternative reference rate is permitted, unless the selected reference rate is discontinued, in which event a substitute reference rate may be established. A rate, or the mechanism to determine a rate, may not be modified unilaterally by a bank. Rates must be calculated annually, based upon 360-day periods.

        On November 11, 2010, the Mexican Central Bank published new rules that regulate the issuance and use of credit cards. Such rules standardize the regulations and forms that enable cardholders to authorize charges for recurrent payments relating to goods and services and standardize the procedures for objecting to improper charges and cancelling such services quickly and securely. The rules also establish the way in which credit card issuers shall determine the amount of the minimum payment in each period by means of a formula that favors payment of a part of the principal at the time of each minimum payment, with the aim of achieving payment of debts within a reasonable time period. Such rules also include certain protection provisions for card users in case of theft or loss of their credit cards, the creation of incentives to credit card issuers to adopt additional measures to reduce risks derived from use of credit cards in Internet transactions and the wrongful use of information contained in credit cards. These rules did not have a material impact on our operations or financial condition.

        In June 2014, the Mexican Supreme Court of Justice issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual's human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge.

        To date, the Mexican Courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public.

Fees

        Under Mexican Central Bank regulations, Mexican banks and Sofomes may not, in respect of loans, deposits or other forms of funding and services with their respective clients, among others, (i) charge fees that are not included in their respective, publicly disclosed, aggregate annual cost (costo anual total), (ii) charge alternative fees, except if the fee charged is the lower fee, and (iii) charge fees for the cancellation of credit cards issued. In addition, among other things, Mexican banks may not (i) charge simultaneous fees, in respect of demand deposits, for account management and relating to not maintaining minimum amounts, (ii) charge fees for returned checks received for deposit in a deposit account or as payment for loans granted, (iii) charge fees for cancellation of deposit accounts, debit or teller cards, or the use of electronic banking services, or (iv) charge different fees depending upon the amount of a money transfer. Under the regulations, fees arising from the use of ATMs must be disclosed to users.

        Mexican banks and Sofomes operating or permitting customers to use ATMs must choose between two options for charging fees to clients withdrawing cash or requesting balances: (i) specifying a fee for the relevant transactions, in which case, Mexican banks and Sofomes issuing credit or debit cards may not charge cardholders any additional fee (credit or debit card issuers are entitled to charge operators the respective fee), or (ii) permit credit card or debit card issuers to charge a fee to clients, in which case, banks and Sofomes may not charge additional fees to clients.

        The Mexican Central Bank, on its own initiative or as per request from the CONDUSEF, banks or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks or Sofomes in performing financial operations. The Mexican Central Bank must obtain the opinion of the CFC in carrying out this assessment. The Mexican Central Bank may take measures to address these issues.

        The Mexican Central Bank published rules that modified the rules on ATM user fees which limited the Bank's ability to charge fees for the use of ATMs by customers and the amount of such fees for services including: (i) cash withdrawals, (ii) checking account balances, (iii) deposits and (iv) payments, both in bank windows and ATMs operated by the clients' bank. The rules also specify that ATMs shall show a clear legend on their screens regarding costs of the transaction so the client may decide whether to proceed with the transaction.

IPAB

        The IPAB Law, which became effective January 20, 1999, provides for the creation, organization and functions of IPAB, the Mexican bank savings protection agency. IPAB is a decentralized public entity that regulates the financial support granted to banks for the protection of bank deposits and other bank credits.

        Only in exceptional cases may IPAB grant financial support to banking institutions.

        According to the IPAB Law, banks must provide the information required by IPAB for the assessment of their financial situation and notify IPAB about any event that could affect their financial stability. The IPAB Law expressly excludes the release of such data from bank secrecy provisions contained in the Mexican Banking Law and expressly provides that IPAB and the CNBV can share information databases of banks.

        IPAB will manage and sell the loans, rights, shares and any other assets that it acquires to perform its activity according to the IPAB Law, to maximize their recovery value. IPAB must ensure that the sale of such assets is made through open and public procedures. The Mexican President is required to present annually a report to Congress prepared by IPAB with a detailed account of the transactions conducted by IPAB in the prior year.

        IPAB has a governing Board of seven members: (i) the Minister of Finance and Public Credit, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of Mexico, with the approval of two-thirds of the Senate.

        The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$120,726 as of December 31, 2017), per person per bank.

        Banks have the obligation to pay IPAB ordinary and extraordinary contributions as determined from time to time by the Governing Board of IPAB. For such purposes, banks must promptly deliver to the IPAB information regarding their liabilities for the determination of their ordinary quotas. Under the IPAB Law, banks are required to make monthly ordinary contributions to IPAB, equal to one-twelfth of 0.004% multiplied by the average of the daily outstanding liabilities of the respective bank in a specific month, less (i) holdings of term bonds issued by other commercial banks; (ii) financing granted to other commercial banks; (iii) financing granted by IPAB; (iv) subordinated debentures that are mandatorily convertible in shares representing the capital stock of the banking institution; and (v) restricted assets and liabilities resulting from the repurchase transactions (reportos) and lending of securities with the same counterparty, pursuant to the provisions issued by IPAB.

        IPAB's Governing Board also has the authority to impose extraordinary contributions in the case that, given the conditions of the Mexican financial system, IPAB does not have available sufficient funds to comply with its obligations. The determination of the extraordinary contributions is subject to the following limitations: (i) may not exceed, on an annual basis, the amount equivalent to 0.003% multiplied by the total amount of the liabilities outstanding of the banking institutions that are subject to IPAB ordinary contributions; and (ii) the aggregate amount of the ordinary and extraordinary contributions may not exceed, in any event, on an annual basis, an amount equivalent to 0.008% multiplied by the total amount of a bank's liabilities subject to IPAB contributions.

        The Mexican Congress allocates funds to IPAB on a yearly basis to manage and service IPAB's liabilities. In emergency situations, IPAB is authorized to incur additional financing every three years in an amount not to exceed 6% of the total liabilities of certain Mexican banks as determined by the CNBV.

        Under the IPAB law, in the event the quotas are not timely paid, between 30% and 100% of the value of the omitted quota may be imposed as a fine.

Law for the Protection and Defense of Financial Services Users

        A Law for the Protection and Defense of Financial Services Users is in effect in Mexico. The purpose of this law is to protect and defend the rights and interests of users of financial services. To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines). CONDUSEF acts as mediator and arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions. Banco Santander Mexico and its subsidiaries must submit to CONDUSEF's jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF's jurisdiction in all arbitration proceedings that may be brought before it. The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by clients. Our financial subsidiaries maintain such a unit.

        CONDUSEF maintains a Registry of Financial Service Providers (Registro de Prestadores de Servicios Financieros), in which all financial services providers must be registered, that assists CONDUSEF in the performance of its activities. This Registry will be replaced as explained below. CONDUSEF is required to publicly disclose the products and services offered by financial service providers, including interest rates. To satisfy this duty, CONDUSEF has wide authority to request all necessary information from financial institutions. Furthermore, CONDUSEF may scrutinize banking services provided by approving and supervising the use of standard accession agreements.

        CONDUSEF, (i) is entitled to initiate class actions against Mexican financial institutions, in connection with events affecting groups of users of financial services, (ii) shall maintain a new Bureau of Financial Entities (Buró de Entidades Financeras), which is to set forth any and all information deemed material for users of financial services, (iii) is empowered to order amendments to any of the standard form commercial banking documentation (such as account and loan agreements) used by financial institutions, if it considers provisions thereof as detrimental to users, (iv) is permitted to issue resolutions as part of arbitration proceedings, for the benefit of issuers, that would permit users to attach assets of a financial institution prior to the completion of arbitration proceedings, and (v) is given broader authority to fine financial institutions, if any such financial institution does not comply with an order issued by CONDUSEF.

        Banco Santander Mexico and its subsidiaries may be required to provide reserves against contingencies which could arise from proceedings pending before CONDUSEF. Our financial subsidiaries may also be subject to recommendations by CONDUSEF regarding our standard agreements or information used to provide our services. Our financial subsidiaries may be subject to coercive measures or sanctions imposed by CONDUSEF. Our financial subsidiaries are not the subject of any material proceedings before CONDUSEF.

Law for the Transparency and Ordering of Financial Services

        The Law for the Transparency and Ordering of Financial Services regulates (i) the fees charged to clients of financial institutions for the use and/or acceptance of means of payment, as with debit cards, credit cards, checks and orders for the transfer of funds, (ii) the fees that financial institutions charge to each other for the use of any payment system, (iii) interest rates that may be charged to clients, and (iv) other aspects related to financial services, all in an effort to make financial services more transparent and protect the interests of the users of such services. This law grants the Mexican Central Bank the authority to regulate interest rates and fees and establish general guidelines and requirements relating to payment devices and credit card account statements (see "—Rules on Interest Rates" and "—Fees" above). The Mexican Central Bank has the authority to specify the basis upon which each bank must calculate its aggregate annual cost (costo anual total), which comprises interest rates and fees, on an aggregate basis, charged in respect of loans and other services. The aggregate annual cost must be publicly disclosed by each bank. The law also regulates the terms that banks must include in standard accession agreements and the terms of any publicity and of information provided in account statements. Our subsidiaries operating in the financial sector must inform the Mexican Central Bank of any changes in fees at least 30 calendar days before they become effective.

        As part of the financial reform passed in 2013, the Mexican Congress approved changes to the Law for the Transparency and Ordering of Financial Services pursuant to which the Mexican Central Bank may issue temporary regulations applicable to interest rates and fees, if it or the CFC determines that no reasonable competitive conditions exist among financial institutions. Also, the Mexican Central Bank and the CNBV are given authority to issue rules regulating the means to obtain funds (i.e., credit cards, debit cards, checks and funds transfers), as a means to ensure competition, free access, no discrimination and protecting the interests of users.

Law on Transparency and Development of Competition for Secured Credit

        The Law on Transparency and Development of Competition for Secured Credit (Ley de Transparencia y de Fomento a la Competencia en el Crédito Garantizado, or the "Secured Credit Law") provides a legal framework for financial activities and certain other services performed by private credit institutions (as opposed to governmental entities) in connection with secured loans relating to real property in general and housing in particular (i.e., purchase, construction, restoration or refinancing). In particular, the Secured Credit Law established specific rules requiring the following: (i) the disclosure of certain information by credit institutions to their clients prior to the execution of the relevant loan agreement, including the disclosure of certain terms relating to interest rates, aggregate costs and expenses payable; (ii) the compliance by credit institutions and borrowers with certain requirements in the application process; (iii) the binding effect of offers made by credit institutions granting secured loans; (iv) the inclusion of mandatory provisions in loan agreements; and (v) the assumption of certain obligations by public officers (or notaries) before whom secured loans are granted.

        In addition, the Secured Credit Law seeks to foster competition among credit institutions by permitting security interests underlying a secured loan to survive any refinancing thereof, even if such loans were granted by different credit institutions. This provision of the Secured Credit Law is designed to reduce expenditures made by borrowers.

Law on the Regulation of Financial Technology Institutions

        On March 9, 2018, the Law on the Regulation Financial Technology Institutions was published in the Federal Official Gazette. Its main purpose is to regulate financial services provided by Collective Financing (Crowdfunding) Institutions and Electronic Payment Institutions (jointly the "Financial Technology Institutions"), two types of entities which were created by the law. The CNBV is the authority responsible for granting authorizations and supervising their organization and operation. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. In addition, the Fintech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the Fintech institutions can only operate with digital assets approved by the Bank of Mexico. It also provides for the creation of the Inter-institutional Committee, which will be responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the Fintech Law. The Committee will also serve as the examining body of the CNBV and will be composed of public servants of the SHCP, Banco de México and the CNBV.

United States Supervision and Regulation

Financial Regulatory Reform

        Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform, and the Republican majority in Congress has also suggested an agenda for financial legislative reform. It is too early to assess whether there will be any major changes in the regulatory environment or merely a rebalancing of the post-financial crisis framework, but we will monitor these developments and assess their impact on our operations, if any.

Volcker Rule

        The Volcker Rule prohibits "banking entities" from engaging in certain forms of proprietary trading or from sponsoring or investing in "covered funds," in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Banco Santander Mexico and Banco Santander Parent were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Banco Santander Parent has assessed how the Volcker Rule affects its businesses and subsidiaries, including Banco Santander Mexico, and has brought its activities into compliance. Santander Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Banco Santander Parent and its non-U.S. banking organization subsidiaries, including Banco Santander Mexico, are largely able to continue their activities outside the United States in reliance on the "solely outside the U.S." exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

        On July 21, 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies' implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain "seeding" investments in covered funds to the requirements of the Volcker Rule.

        The Volcker Rule and its implementing regulations are currently subject to financial reform developments in the United States, including a notice issued by the Office of the Comptroller of the Currency requesting public comment on potential changes to the regulations implementing the Volcker Rule and seeking specific recommendations on how the Volcker Rule regulations could be tailored in certain focus areas to enhance their effectiveness. Banco Santander Parent will continue to monitor these developments and assess their impact on its operations, including those of Banco Santander Mexico, as necessary.

Disclosure pursuant to Section 219 of the Iran threat reduction and Syria human rights act

        Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

        The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:

  (a)
  Santander UK holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander, S.A.

  (b)
  Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK

    Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2017.

  (c)
  On September 6, 2017, Santander Brasil received a payment order in an amount of €1,603.00 in favor of a Brazilian recipient from an entity based in Turkey. Upon receipt of the supporting documentation, Santander Brasil became aware of the fact that the ultimate payer was actually Iran Water and Electrical Equipments Engineering Co., an entity based in Iran and controlled by the Iranian government. Santander Brasil therefore declined to process the transaction. The intended recipient of the funds obtained an order from the Court of Justice of the State of São Paulo (Tribunal de Justiça Estado de São Paulo) requiring Santander Brasil to process the payment. Santander Brasil complied with the court order and processed the payment accordingly. Revenues and profits generated by Santander Brasil on this transaction in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander, S.A.

        The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations—either under tender documents or under contracting agreements—of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

        In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2017, which were negligible relative to the overall revenues and profits of the Group. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.    Organizational Structure

        Prior to January 1, 2018 and as of December 31, 2017, the Former Holding Company was the controlling shareholder of Banco Santander Mexico, directly owning 99.99% of its total capital stock. Banco Santander Parent owned 74.96% of the capital stock of the Former Holding Company. As of January 1, 2018, the Former Holding Company merged with and into Banco Santander Mexico (the "Merger"). Immediately after effectiveness of the Merger, Banco Santander Parent contributed all of the shares of Banco Santander Mexico it held as a result of the Merger to a new holding company, Grupo Financiero Santander México, S.A. de C.V., of which it owns 100% of the capital stock. As a result, Banco Santander Parent is our indirect controlling shareholder, holding 74.96% of our capital stock through the Former Holding Company. Immediately following the Merger, due to the prohibition under Mexican law of a commercial bank maintaining a direct investment in a brokerage entity, we sold all of the shares in Casa de Bolsa held by us as a result of the Merger to our new holding company and we no longer hold any interests in Casa de Bolsa.

        The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2017, based on publicly available annual reports. As of December 31, 2017, the Santander Group had 13,697 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders. For more information on Banco Santander Parent, please see "Item 4. Information on the Company—B. Business Overview."

        The following chart presents the corporate structure of the Group as of December 31, 2017 prior to the Merger. For more information regarding our principal subsidiaries please see "Item 4. Information on the Company—B. Business Overview—Operations Through Subsidiaries."

IFRS at December 31, 2017	IFRS at December 31, 2017
Total assets: Ps.1,329,191 million	Total assets: Ps.24,929 million
(100.14% of total)	(1.87% of total)
Net income: Ps.18,678 million	Net income: Ps.83 million
(99.80% of total)	(0.44% of total)
Total equity: Ps.115,410 million	Total equity: Ps.558 million
(99.46% of total)	(0.48% of total)

        The following chart presents our corporate structure as of January 1, 2018 after the Merger.

* IFRS at December 31, 2017	* IFRS at December 31, 2017	* IFRS at December 31, 2017
Total assets: Ps.77,918 million	Total assets: Ps.33,248 million	Total assets: Ps.51 million
(5.86% of total)	(2.50% of total)	(0.004% of total)
Net income: Ps.2,407 million	Net income: Ps.545 million	Net income: Ps.0 million
(12.89% of total)	(2.92% of total)	(0.00% of total)
Total equity: Ps.11,023 million	Total equity: Ps.6,867 million	Total equity: Ps.50 million
(9.55% of total)	(5.95% of total)	(0.04% of total)

*
These figures include our principal subsidiaries. All of our subsidiaries are incorporated in Mexico.

        The effect derived from the Merger with the Former Holding Company was less than 0.10% with respect to the Bank's total assets, net profit and equity.

D.    Property, Plants and Equipment

        We are domiciled in Mexico City and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

        We also own two other buildings in Queretaro and rent 138 other buildings for central offices. We also own four branches' buildings, Martinica located in León in Guanajuato, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Queretaro. The branches operated at rented locations have lease terms varying from 1 to 10 years.

        The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2017	Number
Central Offices
Owned	3
Rented	138
Total	141
Branches
Owned	4
Rented(1)	1,371
Total	1,375
SME Center
Owned	—
Rented	25
Total	25
Other Property(2)
Owned	—
Rented	1,167
Total	1,167

(1)
Includes 75 branches under bailment (comodato).

(2)
Consists mainly of back offices, storage, parking lots and ATMs.

        For additional information about our property, plants and equipment, see Note 2.k of our audited financial statements.

        On April 27, 2012, we entered into an agreement to sell 220 properties (branches, offices and parking lots) to Fibra Uno, a Mexican publicly traded real estate investment trust. The sale of the properties was completed in May 2012 for Ps.3,334 million, which resulted in the recognition of net gains in the amount of Ps.1,730 million. Under the agreement, the properties were immediately leased back to us for a period of 20 years with an annual rent of Ps.276 million. See Note 15 of our audited financial statements.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results of Operations

        All of our operations are located in Mexico. Consequently, our results of operations and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico and the applicable regulations. For more detail on the applicable regulations, please see "Item 4. Information on the Company—B. Business Overview—The Mexican Financial System," "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation," and "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation."

Economic Environment

        In 2015, the Mexican economy grew at an annual GDP growth rate of 3.3%, supported mainly by domestic demand. At the same time, headline inflation posted a record low of 2.1%, mainly due to the effects of several measures related to the energy reform, while the peso depreciated 16.7% against the U.S. dollar during the year.

        In 2016, the Mexican economy grew at an annual GDP growth rate of 2.9%, supported mainly by domestic demand. The peso depreciated 18.82% against the U.S. dollar and inflation reached 3.4%, during the year. The sharp drop in global oil prices and the significant reduction of oil production in Mexico, together with the increase of interest rates in the U.S. and Mexico and global economic uncertainty increased and will continue to affect the volatility in the foreign exchange market. Additionally, , uncertainty following the U.S. presidential election with regard to the current administration's approach to trade and immigration policy with respect to Mexico caused further volatility in the foreign exchange market during the end of 2016 and beginning of 2017.

        In 2017, the Mexican economy grew at an annual GDP growth rate of 2.1%, supported by resilient domestic consumption and a strengthening of external demand. During this period, the peso appreciated 4.6% against the U.S. dollar, as the depreciation that followed the presidential election in the United States was reversed. Inflation reached 6.8%, due to the delayed effect of exchange rate depreciation and a hike in domestic fuel prices at the start of the year. Monetary policy responded promptly, with a 150 basis points increase in the target rate. The increase in inflation is expected to be temporary, given the monetary policy response, the one-off nature of fuel price increases and the fact that the exchange rate decreased relative to its maximum levels. Any change in the United States' trade and immigration policies with respect to Mexico, could have a material adverse effect on the Mexican economy.

Effects of Changes in Interest Rates

        Short-term interest rates, as measured by the Mexican Central Bank's target rate, began 2011 at 4.50% and remained unchanged until March 2013, when such rate was cut towards 4.0%. In the second half of 2013, the Mexican Central Bank further reduced the interest rate by 25 basis points, both in September and October, leaving the target rate at 3.50%. In June 2014, following a weaker-than-expected performance of the economy, an additional 50 basis points reduction left the target rate at 3.0%.

        Late in 2015, after a long period of loose monetary policy, the Federal Reserve of the United States increased the fed funds rate by 25 bps. In response, the Mexican Central Bank increased the target rate by 25 basis points (leaving the rate at 3.25%) . During 2016, the Mexican Central Bank increased the target rate by 250 basis points closing the year at a level of 5.75%. During 2017, the Mexican Central Bank increased the target rate by 150 basis points closing at a level of 7.25%.

        Interest rates affect both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio strategies (which are comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps) are designed to protect our Net Interest Margin sensitivity against changes in the interest rates. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been around 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see "Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books)."

Critical Accounting Policies

        The following is a description of certain key accounting policies on which our financial condition and results of operations are dependent. The key accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change. For a full description of our accounting policies, see Notes 1.c and 2 of our audited financial statements included elsewhere in this annual report on Form 20-F.

Fair value measurements and disclosures of financial instruments

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we consider the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

        When there is no market price available for an identical instrument, we measure fair value on the basis of other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d to our audited financial statements included elsewhere in this annual report on Form 20-F.

        The availability of observable prices or inputs varies by product and market, and may change over time. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

        In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

        We are required to disclose the valuation methods used to determine fair value measurements. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable inputs (Level 2) and valuation techniques using significant unobservable inputs (Level 3). Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability Such disclosure is provided in Note 2.d.iii (for assets and liabilities carried at fair value) and Note 44.d (for financial instruments that are carried at amortized cost) to our audited financial statements included elsewhere in this annual report on Form 20-F.

Deferred tax assets

        As further described in Note 2.t to our audited financial statements included elsewhere in this annual report on Form 20-F, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is recovered or the liability is settled.

        In determining the amount of deferred tax assets, we use current expectations and estimates on projections of future events and trends which may affect our audited financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

        We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance).

Impairment of financial assets classified as available-for-sale

        Our financial assets, other than those at fair value through profit or loss, are assessed for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, evidence of impairment would include, among other things, (i) significant or prolonged decline in fair value, (ii) adverse impact on the future cash flows that were estimated at the transaction date, (iii) indication that the carrying value of the instrument may not be fully recovered, or (iv) specific conditions in an industry or geographical area or specific information regarding the financial condition of the company to which the investment relates. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate.

Allowance for impairment losses and provisions for off-balance sheet risk

        We recognize credit losses inherent in financial instruments not measured at fair value considering historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

        We use the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: "exposure at default," "probability of default," "loss given default" and the "loss identification period" as further discussed in Note 2.g to our audited financial statements included elsewhere in this annual report on Form 20-F.

        The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for us because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect our results of operations, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, probability of default, loss recovery rates and segmentation of loans in groups with similar credit risk characteristics). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the recognized allowance for impairment losses or provisions for off-balance-sheet risk.

        During 2015, we revised our estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of our policy to continuously refine the existing impairment models and accounting estimates. Our application of these refined models for the year ended December 31, 2015 does not materially affect the comparability of our financial position, results of operations and several financial measures when compared to prior years. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Defined benefit plans

        The net cost of our defined benefit pension plan and other post-employment medical benefits and the present value of our pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate, which may differ from actual developments in the future. Any changes in these assumptions will impact the carrying value of our pension obligations which may affect our results of operations. Further details about our pension obligations are included in Note 24.c. to our audited financial statements included elsewhere in this annual report on Form 20-F.

Goodwill and business combinations

        Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management's estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

        To determine the initial amount of goodwill to be recognized on an acquisition, we determine the fair value of the consideration and the fair value of the net assets acquired. We use internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

        The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to our future cash flows.

Impairment of goodwill

        Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating unit (CGU) to which goodwill has been allocated. A cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The value in use calculation requires that we estimate the future cash flows expected to arise from the CGU and a suitable discount rate to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise affecting our results of operations.

Provisions and contingent liabilities

        We conduct our business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax matters may arise.

        The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax matters. We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, such losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.

        Our actual losses may differ materially from recognized amounts.

Application of New and Revised IFRS

        In 2017, we applied new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2017. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements. On January 1, 2018, we adopted, among others, IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial instruments—Classification and Measurement, Hedging and Impairment. The effects of adopting these standards are discussed in Note 1.b to our audited financial statements included elsewhere in this annual report on Form 20-F. Also, as further described in Note 1.b to our audited financial statements included elsewhere in this annual report on Form 20-F, we will adopt, among others, IFRS 16, Leases, on January 1, 2019. We are currently evaluating the impacts of adopting IFRS 16.

A.    Operating Results

        The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2015, 2016 and 2017, and the notes thereto, included elsewhere in this annual report, as well as the information presented under "Presentation of Financial and Other Information" and "Item 3. Key Information—A. Selected Financial Data."

        The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in "Special Note Regarding Forward-Looking Statements" and "Item 3. Key Information—D. Risk Factors."

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

        The following table presents our consolidated results of operations for the year ended December 31, 2017 as compared to the year ended December 31, 2016.

	For the year ended December 31,
	2016		2017		2017		2017/2016
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	77,453	Ps.	98,002	U.S.$	4,984	26.53%
Interest expenses and similar charges		(28,323)		(42,158)		(2,144)	48.85%

Net Interest Income		49,130		55,844		2,840	13.67%

Dividend income		94		150		8	59.57%
Fee and commission income (net)		13,940		14,813		753	6.26%
Gains/(losses) on financial assets and liabilities (net)		3,760		3,458		176	–8.03%
Exchange differences (net)		2		6		—	200.00%
Other operating income		486		669		34	37.65%
Other operating expenses		(3,361)		(3,614)		(184)	7.53%

Total Income		64,051		71,326		3,627	11.36%

Administrative expenses		(22,655)		(25,437)		(1,293)	12.28%
Personnel expenses		(11,472)		(12,748)		(648)	11.12%
Other general administrative expenses		(11,183)		(12,689)		(645)	13.47%
Depreciation and amortization		(2,058)		(2,533)		(129)	23.08%
Impairment losses on financial assets (net)		(16,661)		(18,820)		(957)	12.96%
Loans and receivables		(16,661)		(18,820)		(957)	12.96%
Impairment losses on other assets (net):		—		—		—	0.00%
Other intangible assets		—		—		—	0.00%
Non-current assets held for sale		—		—		—	0.00%
Provisions (net)(2)		(881)		(437)		(22)	–50.40%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		20		6		—	–70.00%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		71		69		4	–2.82%

Operating Profit Before Tax		21,887		24,174		1,230	10.45%
Income tax		(5,351)		(5,496)		(280)	2.71%

Profit from Continuing Operations		16,536		18,678		950	12.95%

Profit from Discontinued Operations (net)		—		—		—	0.00%

Consolidated profit for the year	Ps.	16,536	Ps.	18,678	U.S.$	950	12.95%

Profit attributable to the Parent		16,536		18,678		950	12.95%
Profit attributable to non-controlling interests		—		—		—	—

(1)
Results for the year ended December 31, 2017 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.6629 per U.S.$1.00 as calculated on December 29, 2017 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2018 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)
Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

        Profit in 2017 was Ps.18,678 million, a 12.95% or Ps.2,142 million increase from Ps.16,536 million in 2016.

        These results reflect mainly:

  •
  a Ps.6,714 million, or 13.67%, increase in net interest income due primarily to higher average interest rate of 9.35% in 2017 as compared to 7.82% in 2016, combined with an increase of 5.87% in average total interest-earnings assets income from the loan portfolio and from debt instruments;

  •
  a Ps.873 million, or 6.26%, increase in income from fees and commissions (net) mainly resulting from: (i) growth in credit and debit cards, (ii) collection and payment services, (iii) service charges on deposits accounts and (iv) financial advisory services.

        These positive results were partially offset by:

  •
  a Ps.2,782 million, or 12.28%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in technology and systems, surveillance and cash courier services, rents, taxes other than income tax and advertising and communication;

  •
  a Ps.2,159 million, or 12.96%, increase in impairment losses on loans and receivables (net), principally because of business volume growth, particularly in the most profitable segments (SMEs, mid-market companies, credit cards and consumer loans), as well as the clean-up of our total exposure to homebuilders;

  •
  a Ps.475 million, or 23.08%, increase in depreciation and amortization due to an increase in investments in technology; and

  •
  a Ps.145 million, or 2.71%, increase in tax expense. The effective tax rate for the year was 22.74% lower than the 24.45% in 2016; as a reflection of a higher inflation in relation to the previous period, which represented a greater tax deduction for inflation.

Net Interest Income

        Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.77,067 million, or 78.64%, of our total interest and similar income in 2017, with the remaining interest income of Ps.20,935 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income. Interest income and similar income increased by Ps.20,549 million, or 26.53%, in 2017 compared to 2016.

        Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2017, interest expense on customer deposits was Ps.24,560 million, representing 58.26% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.10,000 million, Ps.8,889 million and Ps.5,671 million, respectively, in 2017, representing 23.72%, 21.08% and 13.45% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was

Ps.7,564 million, representing 17.94% of our total interest expense in 2017, while interest expense on subordinated debentures was Ps.1,600 million, representing 3.80% of our total interest expense in 2017. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, expenses on hedging operations and other interest expenses were Ps.4,277 million, Ps.3,696 million, Ps.332 million and Ps.129 million, respectively and represented 10.15%, 8.77%, 0.79% and 0.31%, of our total interest expense in 2017, respectively. Interest expenses and similar charges increased by Ps.13,835 million, or 48.85%, in 2017 compared to 2016.

        Our net interest income in 2017 was Ps.55,844 million, a Ps.6,714 million or 13.67% increase from Ps.49,130 million in 2016. This growth was mainly due to a higher average interest rate of 9.35% in 2017 as compared to 7.82% in 2016, combined with an increase of 5.87% in average total interest-earning assets, partly affected by an expansion in our interest expenses, mainly due to higher interest we paid on customer deposits and deposits from the Mexican Central Bank and credit institutions which include repurchase agreements of governmental bonds with financial institutions.

        The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2016 and 2017.

	For the year ended December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,418	Ps.	2,081	46.76%
Loans and advances to credit institutions		2,832		4,804	69.63%
Loans and advances to customers—excluding credit cards		47,540		59,014	24.14%
Loans and advances to customers—credit cards		11,724		13,249	13.01%
Debt instruments		13,149		16,791	27.70%
Income from hedging operations		703		1,895	169.56%
Other interest income		87		168	93.10%

Total	Ps.	77,453	Ps.	98,002	26.53%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(6,146)	Ps.	(7,564)	23.07%
Customer deposits—Demand accounts		(5,058)		(8,889)	75.74%
Customer deposits—Time deposits		(5,731)		(10,000)	74.49%
Customer deposits—Repurchase agreements		(3,820)		(5,671)	48.46%
Subordinated debentures		(1,473)		(1,600)	8.62%
Marketable debt securities and other financial liabilities		(2,625)		(3,696)	40.80%
Other liabilities		(2,997)		(4,277)	42.71%
Expenses from hedging operations		(167)		(129)	(22.75)%
Other interest expenses		(306)		(332)	8.50%

Total	Ps.	(28,323)	Ps.	(42,158)	48.85%

Net interest income	Ps.	49,130	Ps.	55,844	13.67%

        The following table sets forth the components of our average loans and advances to customers in 2016 and 2017.

	As of December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	357,374	Ps.	368,408	3.09%
Mortgage		124,014		127,332	2.68%
Installment loans to individuals		95,290		102,463	7.53%
Revolving consumer credit card loans		49,096		52,167	6.26%
Non-revolving consumer loans		46,194		50,296	8.88%

Total	Ps.	576,678	Ps.	598,203	3.73%

        Average total interest-earning assets were Ps.1,047,976 million in 2017, a 5.87% or Ps.58,119 million increase from Ps.989,857 million in 2016. This growth was mainly due to: (i) an increase in the average balance of loans and advances to credit institutions of 57.70% or Ps.51,595 million, from 89,420 in 2016 to Ps.141,015 million in 2017; (ii) an increase in the average balance of loans and advances to customers excluding credit cards of 3.50% or Ps.18,454 million, from Ps.527,582 million in 2016 to Ps.546,036 million in 2017; and (iii) an increase in the average volume of loans and advances to credit card customers of 6.26% or Ps.3,071 million, from Ps.49,096 million in 2016 to Ps.52,167 million in 2017. These increases were partially offset by a decrease in the average balance of debt instruments of 4.02% or Ps.11,656 million from Ps.289,942 miilion in 2016 to Ps.278,286 million in 2017, and a decrease in the average volume of cash and balances with the Mexican Central Bank of 9.89% or Ps.3,345 million, from Ps.33,817 million in 2016 to Ps.30,472 million in 2017.

        Interest income and similar income from interest-earning assets increased by Ps.20,549 million or 26.53%, from Ps.77,453 million in 2016 to Ps.98,002 million in 2017, due primarily to an expansion in the average interest rate, which increased 153 basis points from 7.82% in 2016 to 9.35% in 2017. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by a Ps.18,454 million or 3.50% increase in average volume in 2017 compared to 2016 combined with an expansion of 180 basis points in the average interest rate, which was comprised of: (i) a Ps.20,204 million or 14.85% increase in average middle-market loans and an increase in the average interest rate of 197 basis points, (ii) a Ps.11,034 million or 3.09% increase in the average volume of our commercial, financial and industrial portfolio with an expansion in the average interest rate of 234 basis points, (iii) an increase of Ps.5,474 million or 8.71% in the average volume of our SMEs loan portfolio coupled with a hike in the average interest rate of 209 basis points, (iv) an increase of Ps.4,102 million or 8.88% in the average volume of our non-revolving consumer loan portfolio, and (v) an increase of Ps.3,318 million or 2.68% in the average volume of our mortgage loan portfolio. This slow loan growth is partially attributed to the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.3,071 million increase in the average volume of the credit card loan portfolio and an expansion in the average interest rate of 152 basis points.

        In the commercial segment, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, growth was mainly driven by payroll loans as a result of our focus on risk-weighted assets, advertising campaigns and the launching of new channels such as "Supermóvil", where clients can obtain a payroll loan from a mobile device. In 2017, we continued our efforts to attract new payroll accounts, leveraging our strong franchise in corporate and middle-market and the Santander Plus program. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to our strong focus on incentivizing our full suite of credit cards and attracting new clients outside of our existing customer pool, targeting the mid and high-income segments while maintaining origination standards through increased commercial activity, effective promotions, reward programs and the value proposition offered through the co-branded Santander-Aeroméxico credit card, a product that has enjoyed great success, and as of December 2017 registered over 822,000 cardholders, of which around 39% were new customers. These efforts resulted in higher credit card usage of our full suite of credit cards though it is not fully reflected in loan growth as a high number of customers continued to pay their balances in full and not contribute to our interest income.

        In addition to the combination of increases to the reference rate enacted by Mexican Central Bank during 2017 and a stronger focus on returns on risk-weighted assets and risk-based pricing, the 153 basis points increase in the average interest rate on interest-earning assets was further supported by (i) a 24 basis points increase in the average interest rate on loans and advances to credit institutions, (ii) a 152 basis points increase in the average interest rate on credit card loans from 23.88% in 2016 to 25.40%, where we continue to see a change in mix in the composition of our credit card loan portfolio, as we are seeing more customers who pay their outstanding balances in full therefore not contributing to interest income; and (iii) a 149 basis points increase in the average interest rate on debt instruments, from 4.54% in 2016 to 6.03% in 2017.

        Average volume of commercial, financial and industrial loans increased by Ps.11,034 million, from Ps.357,374 million in 2016 to Ps.368,408 million in 2017. This increase was mainly comprised of an increase of (i) Ps.20,204 million in the average volume of loans to middle-market corporations, and (ii) a Ps.5,474 million increase in the average volume of loans to SMEs. These increases in average volumes were partly affected by (i) a Ps.13,245 million decrease in the average volume of the Global Corporate Banking, and (ii) a Ps.2,344 million decrease in the average trading portfolio. The increase in SME average loan volume resulted from increased commercial activity together with more streamlined approval processes, tailored product offerings distributed through specialized branches attended by specialized executives, and increased volume of substitution loans to SMEs. Through these type of loans, we continued to offer our existing SME clients with a good credit history the opportunity to substitute an existing loan that is close to maturity for a new loan (which may be for an increased amount) to retain these SME clients with good credit histories. We also offered fixed rates loans to these clients to support their cash flow. During 2017, our substitution of loans to SMEs accounted for approximately 12.0% of SME loans. In addition, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs. The increase in the average volume of loans to middle-market corporations resulted from our continued strong focus on client attraction and transactionality. Besides, we continued promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each sector, considering their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. Additionally, the decrease in average Global Corporate Banking segment loans is mainly a result of our focus on profitability. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll, given that governmental institutions are one of the main sources of payroll accounts for the Bank and maintaining our focus on profitability.

        As mentioned before, the combination of increases to the reference rate enacted by Mexican Central Bank during 2017, stronger focus on returns on risk-weighted assets and risk-based pricing resulted in a 234 basis points increase in the average interest rate earned from loans to commercial, financial and industrial clients, from 6.71% in 2016 to 9.05% in 2017 and is broken down as follows: (i) average interest rate earned from loans to middle-market corporations increased by 197 basis points, from 6.85% in 2016 to 8.82% in 2017, (ii) average interest rate earned from loans to SMEs increased by 209 basis points, from 12.18% in 2016 to 14.27% in 2017, (iii) average interest rate earned from loans to the Global Corporate Banking segment increased by 230 basis points from 4.20% in 2016 to 6.50% in 2017, and (iv) average interest rate earned from loans to institutions increased by 261 basis points, from 5.76% in 2016 to 8.37% in 2017.

        Interest income earned on our trading portfolio increased by Ps.108 million, from Ps.351 million in 2016 to Ps.459 million in 2017, due to the combined effect of a decrease of Ps.2,344 million in the average balance of our trading portfolio, from Ps.8,883 million in 2016 to Ps.6,540 million in 2017, and an increase of 307 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a lower customer demand of repurchase agreements.

        Interest income earned from debt instruments increased by Ps.3,642 million, from Ps.13,149 million in 2016 to Ps.16,791 million in 2017, or 27.70%, reflecting an increase of 150 basis point in the average interest rate earned, which more than offset the decrease of Ps.11,656 million or 4.02% in the average balance of the portfolio, from Ps.289,942 million in 2016 to Ps.278,286 million in 2017.

        Average total interest-bearing liabilities in 2017 were Ps.932,380 million, a 4.39% or Ps.39,252 million increase from Ps. 893,128 million in 2016. Interest expenses and similar charges increased by Ps.13,835 million, or 48.85%, from Ps.28,323 million in 2016 to Ps.42,158 million in 2017. The principal drivers of this increase were (i) an increase of Ps.1,851 million in interest expense on repurchase agreements, due primarily to an increase in the average interest rate of 236 basis points, (ii) an increase of Ps.3,831 million in interest expense on demand deposits, due primarily to an increase in the average balance of Ps.43,970 million, from Ps.322,399 million in 2016 to Ps.366,369 million in 2017, mainly as a result of of our initiatives focused on offering innovative products and a client centric approach for Individuals and SMEs, (iii) an increase of Ps.4,269 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.37,214 million, (iv) an increase of Ps.1,071 million in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average interest rate of 175 basis point from 4.55% in 2016 to 6.30% in 2017, (v) an increase of Ps.1,280 million in interest expense on other liabilities, due primarily to an increase of 189 basis points in the average interest rate paid, from 4.67% in 2016 to 6.56% in 2017, (vi) an increase of Ps.127 million in interest expense on subordinated debentures, from Ps.1,473 million in 2016 to Ps.1,600 million in 2017, due to an increase of Ps.326 million in the average balance of subordinated debentures, and (vii) an increase of Ps.1,418 million in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of Ps.39,809 million in the average balance, from Ps.162,882 million in 2016 to Ps.123,073 million in 2017 which was offset by a 238 basis points increase in the average interest rate paid.

        The positive effect of the increases in our average balance and interest income earned on interest-earning assets was partially offset by an increase in the average balance of our interest-bearing liabilities and an increase in the average interest rate on interest-bearing liabilities in 2017 compared to 2016. The combined effect of an increase of 153 basis points in the average yield on our interest-earning assets together with an increase of 135 basis points in the cost of our interest-bearing liabilities resulted in an increase in the net interest spread of 18 basis points. Net interest income increased by Ps.6,714 million, due mainly to the increase in the average volume of interest-earning assets of Ps.58,119 million with an average interest rate of 9.35%, whereas interest-bearing liabilities increased by Ps.39,252 million with an average cost of 4.52%. The average cost of interest-bearing liabilities increased from 3.17% to 4.52%, mainly because of the increases in reference rates enacted by the Mexican Central Bank during 2017 which resulted in higher interest paid on customer deposits and repurchase agreements, which offset the shift in the deposit base mix towards demand deposits. The interest rate paid on time deposits, which accounted for 23.72% of interest expense and similar charges, increased from 3.35% in 2016 to 4.80% in 2017, while the interest rate paid on demand deposits, which accounted for 21.08% of interest expense and similar charges, increased from 1.57% in 2016 to 2.43% in 2017. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 13.45% of interest expense and similar charges, increased from 4.22% in 2016 to 6.58% in 2017.

        See Notes 33 and 34 of our audited financial statements.

Net Fee and Commission Income

        Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

        Net fee and commission income in 2017 was Ps.14,813 million, a 6.26% or Ps.873 million increase from Ps.13,940 million in 2016. The following table presents a breakdown, by product, of our fee and commission income and expense in 2016 and 2017.

	For the Year Ended December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	951	Ps.	1,046	9.99%
Credit and debit cards		5,369		6,268	16.74%
Insurance		4,272		4,341	1.62%
Collection and payment services		2,334		2,568	10.03%
Investment funds management		1,486		1,457	(1.95)%
Foreign currency transactions		1,080		1,111	2.87%
Checks and others		253		252	(0.40)%
Capital markets and securities activities		439		513	16.86%
Administration and custody		528		524	(0.76)%
Financial advisory services		1,222		1,341	9.74%
Other fees and commissions		836		895	7.06%

Total	Ps.	18,770	Ps.	20,316	8.24%

Fee and commission expense
Credit and debit cards	Ps.	(2,894)	Ps.	(3,250)	12.30%
Fund management		(4)		(2)	(50.00)%
Checks and others		(26)		(25)	(3.85)%
Capital markets and securities activities		(135)		(199)	47.41%
Collections and transactional services		(158)		(226)	43.04%
Other fees and commissions		(1,597)		(1,795)	12.40%
Financial advisory services		(16)		(6)	(62.50)%

Total	Ps.	(4,830)	Ps.	(5,503)	13.93%

Net fee and commission income	Ps.	13,940	Ps.	14,813	6.26%

        Fee and commission income was Ps.20,316 million in 2017, a 8.24% or Ps.1,546 million increase from Ps.18,770 million in 2016, mainly due to an increase in fees and commissions earned from: (i) credit and debit cards of Ps.899 million or 16.74%, from Ps.5,369 million in 2016 to Ps.6,268 million in 2017, (ii) collection and payment services of Ps.234 million or 10.03%, from Ps. Ps.2,334 million in 2016 to Ps.2,568 million in 2017, (iii) financial advisory services of Ps.119 million or 9.74%, from

Ps.1,222 million in 2016 to Ps.1,341 million in 2017, (iv) service charges on deposit accounts of Ps.95 million or 9.99%, from 951 million in 2016 to Ps.1,046 million in 2017, (v) capital markets and securities activities of Ps.74 million or 16.86%, from Ps.439 million in 2016 to Ps.513 million in 2017, (vi) the sale of insurance products of Ps.69 million or 1.62%, from Ps.4,272 million in 2016 to Ps.4,341 million in 2017, and (vii) foreign currency transactions of Ps.31 million or 2.87%, from Ps.1,080 million in 2016 to Ps.1,111 million in 2017. These increases were partly offset by a Ps.29 million or 1.95% decrease in investment funds management.

        The increase in fees and commissions earned from credit and debit cards was mainly due to higher usage of our full suite of credit cards and the well performance of our Santander-Aeromexico co-branded card that led to an increase of Ps.899 million or 16.74% in the average of outstanding credit and debit cards balances as of December 31, 2017. Finally, the increase in fees and commissions earned from the sale of insurance mainly resulted from a 6.0% increase in insurance distribution premiums. This result was supported by the strengthening of our focus on pre-sale and post-sale service quality, a solid performance of car insurance sales through our online platform for car insurance Autocompara and by our commercial strategy on insurance product sales by our branch network and our contact center personnel together with other services such as consumer loans.

        Fee and commission expense was Ps.5,503 million in 2017, a 13.93% or Ps.673 million increase from Ps.4,830 million in 2016, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.356 million or 12.30% and an increase in other fees and commissions paid of Ps.198 million or 12.40%, compared with 2016.

        Net fees and commissions generated from credit and debit cards increased by Ps.543 million or 21.94%, from Ps.2,475 million in 2016 to Ps.3,018 million in 2017. The increase in net fees and commissions in 2017 resulted from the combined effect of an increase in the volume of credit and debit cards together with an increase in credit card reward programs and issuance costs.

        See Notes 36 and 37 of our audited financial statements.

Gains /(Losses) on Financial Assets and Liabilities (Net)

        Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2016 and 2017.

	For the Year Ended December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(901)	Ps.	(72)	(92.05)%
Debt instruments		1,208		846	(30.00)%
Interest rate derivatives		(2,109)		(917)	(56.51)%
Equity products		(190)		182	(195.92)%
Equity securities		109		41	(62.76)%
Equity derivatives		(299)		142	(147.38)%
Exchange rate products		4,961		3,431	(30.83)%
Foreign exchange securities		683		1,160	69.82%
Foreign exchange derivatives		4,278		2,272	(46.90)%
Other(1)		(110)		(84)	(23.64)%

Total	Ps.	3,760	Ps.	3,458	(8.03)%

(1)
Corresponds to commissions paid to brokers.

        Gains on financial assets and liabilities (net) in 2017 were Ps.3,458 million, a decrease of Ps.302 million from a gain of Ps.3,760 million in 2016, mainly due to the activities of our Global Corporate Banking segment, where gains decreased by Ps.150 million or 5.59% in 2017 compared to 2016.

        During 2017, the Mexican Central Bank made several increases to the interest rate benchmark funding to maintain inflation rates near objective levels. The interest rate benchmark was increased by 150 basis points by the end of 2017. The country risk decreased to 188 basis points in 2017 from 232 basis points in 2016.

        The peso appreciated 4.6% in 2017. As of December 31, 2016, the exchange rate for U.S. dollars was Ps.20.62 per U.S. dollar, and as of December 31, 2017, the exchange rate for U.S. dollars was Ps.19.66.

        In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

  (i)
  A decrease in gains on exchange rate products of Ps.1,530 million, from a gain of Ps.4,961 million in 2016 to a gain of Ps.3,431 million in 2017. Results from foreign exchange derivatives decreased by Ps.2,006 million, from a gain of Ps.4,278 million in 2016 to a gain of Ps.2,272 million in 2017 mainly due to decreases of: (i) Ps.1,503 million in foreign exchange forwards, (ii) Ps.523 million in foreign exchange futures which offset an increase of Ps.35 million in foreign exchange options. Gains in foreign exchange positions increased by Ps.477 million, from a gain of Ps.683 million in 2016 to a gain of Ps.1,160 million in 2017. These gains offset the Ps.1,171 million decrease in cross currency swaps registered in interest rate derivatives;

  (ii)
  An increase in gains on interest rate products of Ps.829 million, from a loss of Ps.901 million in 2016 to a loss of Ps.72 million in 2017. Gains from debt instruments decreased by Ps.362 million, from a gain of Ps.1,208 million in 2016 to a gain of Ps.846 million in 2017 mainly due to increases to the interest rate benchmark. Loss in interest rate derivatives decreased by Ps.1,192 million, from a loss of Ps.2,109 million in 2016 to a loss of Ps.917 million in 2017 mainly resulting from cross currency swaps; and

  (iii)
  An increase in equity products of Ps.372 million, from a loss of Ps.190 million in 2016 to a gain of Ps.182 million in 2017, was mainly explained by a gain of Ps.142 million on equity derivatives, against a loss of Ps.299 million in 2016, which was partly offset by a Ps.41 million gain in equity securities in 2017, which compared to a Ps.109 gain in 2016. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 45,642.90 at the end of December 2016 and 49,354.43 at the end of December 2017, representing an increase of 8.13%. None of our transactions in equity derivatives in 2016 or 2017 are related to proprietary trading.

        See Note 38 of our audited financial statements.

Exchange Differences (Net)

        Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars. Exchange differences (net) decreased Ps.4 million in 2016 compared to the Ps.4 million increase in 2017.

        See Note 39 of our audited financial statements.

Other Operating Income (Net)

        Other operating expense (net) increased by Ps. 70 million or 2.43%, from an expense of Ps.2,875 million in 2016 to Ps.2,945 million in 2017.

        Other operating income increased by Ps.183 million or 37.65%, from Ps.486 million in 2016 to Ps.669 million in 2017.

        Other operating expenses increased by Ps.253 million or 7.53%, from Ps.3,361 million in 2016 to Ps.3,614 million in 2017, mainly due to the increase of Ps.263 million, or 10.00%, in IPAB's contributions, from Ps.2,631 million in 2016 to Ps.2,894 million in 2017, due to the general increase in our funding sources, especially total customer deposits, which grew 5.29%.

        See Note 40 of our audited financial statements.

Administrative Expenses

        Our administrative expenses consist of personnel and other general expenses. Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

        Administrative expenses increased by Ps.2,782 million or 12.28%, from Ps.22,655 million in 2016 to Ps.25,437 million in 2017, due primarily to increases in wages and salaries, as well as increases in technology and systems, surveillance and cash courier services, rents, taxes other than income tax and advertising and communication.

        The following table sets forth administrative expenses in 2016 and 2017, by type.

	For the Year Ended December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(11,472)	Ps.	(12,748)	11.12%
Other general expenses		(11,183)		(12,689)	13.47%
Administrative services		(926)		(936)	1.08%
Taxes other than income tax		(1,360)		(1,454)	6.91%
Surveillance and cash courier services		(699)		(894)	27.90%
Advertising and communication		(901)		(968)	7.44%
Maintenance, conservation and repair		(1,073)		(1,227)	14.35%
Rents		(1,839)		(1,963)	6.74%
Technology and systems		(2,555)		(2,790)	9.20%
Stationery and supplies		(197)		(215)	9.14%
Insurance premiums		(82)		(78)	(4.88)%
Credit cards		(272)		(241)	(11.40)%
Travel costs		(215)		(293)	12.09%
Operating costs		(490)		(609)	24.29%
Other		(574)		(1,021)	77.87%

Total administrative expenses	Ps.	(22,655)	Ps.	(25,437)	12.28%

        Our personnel expenses increased by Ps.1,276 million or 11.12%, from Ps.11,472 million in 2016 to Ps.12,748 million in 2017, primarily because of a 1.7% period-over-period average headcount increase, together with an overall increase of 18.23% in bonuses, 13.68% in salaries and 0.32% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth and support our investment plan.

        The increase in personnel expenses resulted from an increase of Ps.1,008 million or 10.21%, in retail banking, from Ps. 9,873 million in 2016 to Ps.10,881 million in 2017, an increase of Ps.240 million, or 16.40%, in wholesale banking, from Ps.1,458 million in 2016 to Ps.1,698 million in 2017, and an increase of Ps.28 million or 19.86%, in corporate activities. The increase in retail banking was due to an increase of Ps.292 million or 12.11% in bonuses, from Ps.2,412 million in 2016 to Ps.2,704 million in 2017, an increase of Ps.317 million or 6.25%, in salaries, from Ps.5,068 million in 2016 to Ps.5,385 million in 2017 and an increase of Ps.399 or 16.67% million in other personnel expenses, from Ps.2,393 million in 2016 to Ps.2,792 million in 2017. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.194 million or 53.59%, in bonuses paid and an increase of Ps.384 million or 6.25% in salaries, which were partially offset by a decrese of Ps.338 million or 52.24% in other personnel expenses.

        Other general expenses increased by Ps.1,506 million or 13.47%, from Ps.11,183 million in 2016 to Ps.12,689 million in 2017, mainly due to an increase of Ps.235 million or 9.20%, in expenses related to technology and services, mainly reflecting our investment to strengthen business and drive innovation to better serve clients. In addition, expenses related to surveillance and cash courier services increased by Ps.195 million or 27.90%, maintenance, conservation and repair expenses increased by Ps.154 million or 14.35%, rents increased by Ps.124 million or 6.74% and taxes other than income tax increased by Ps.94 million or 6.91%. Finally, advertising and communication increased by Ps.67 million or 7.44% reflecting the increased investments to market the "Santander" brand and launching new products.

        See Notes 41 and 42 of our audited financial statements.

Impairment Losses on Financial Assets (Net)

        Our impairment losses on loans and receivables increased by Ps.2,159 million or 12.96%, from Ps.16,661 million in 2016 to Ps.18,820 million in 2017, mainly reflecting an increase in impairment losses of (i) Ps.1,003 million in our revolving consumer credit card loan portfolio, (ii) Ps.482 million in our non-revolving consumer loan portfolio, (iii) Ps.400 million in our mortgage portfolio, and (iv) Ps.235 million in our commercial, financial and industrial loan portfolio, as well as an increase of Ps.40 million on expenses paid to recovery agencies. The increase in impairment losses in our installment loans to individuals portfolio was mainly due to the growth of the portfolio, as well as an increase in NPLs and charge-offs; while impairment losses in our mortgage portfolio increased as a result of lower recoveries of loans previously charged-off related to the portfolio we acquired from ING in 2011.

        See Note 12 our audited financial statements.

        Non-performing loans totaled Ps.18,132 million as of December 31, 2017, an increase of Ps.537 million or 3.05%, as compared to Ps.17,595 million as of December 31, 2016, due to the increase of non-performing loans in our mortgage portfolio, our non-revolving consumer loan portfolio and our revolving consumer credit card loan portfolio of Ps.583 million, Ps.406 million and Ps.383 million, respectively, which was partly offset by a decrease in non-performing loans in our commercial, financial and industrial loan portfolio of Ps.835 million. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 2.93% as of December 31, 2016 to 2.89% as of December 31, 2017.

        The non-performing loan ratio in our mortgage loan portfolio for 2017 stood at 5.49% up from 5.12% in 2016, caused mainly by an 8.60% increase in non-performing loans, which more than offset a 1.3% increase in total loans. Higher interest rates resulted in the deterioration of a portion of our variable rate mortgage loans during 2017. As a result, we no longer offer this product to our customers and we made certain campaigns to offer a change of scheme from variable rate to fixed rate for certain customers. So far, the mortgages that were changed to fixed rate have been performing well.

        The decrease in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to charge-offs made in connection with our exposure to the three principal Mexican companies in the home builder sector. A portion of our home builder portfolio was sold in June 2017 and another portion was written-off during the third quarter of 2017, benefiting the NPL of the commercial portfolio. This year we completed these changes to our home builder portfolio. These variations in non-performing loans in combination with significant loan growth resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 1.79% as of December 31, 2017, improving from the 2.21% reported as of December 31, 2016.

        Finally, the increase in non-performing loans in our consumer loan portfolio together with significant growth of this portfolio resulted in a non-performing loan ratio of 4.42% as of December 31, 2017, which compares with the 3.94% reported as of December 31, 2016.

        The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2016 and 2017.

	As of December 31,
	2016		2017
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	661,586	Ps.	705,160
Non-performing loans(4)		17,595		18,132
Loan charge-offs		20,045		21,733
Allowance for impairment losses(4)		17,883		16,929
Ratios
Non-performing loans to computable credit risk		2.66%		2.57%
Non-performing loans coverage ratio(2)		101.64%		93.36%
Loan charge-off coverage ratio(3)		3.03%		3.08%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.626,348 million and guarantees and documentary credits amounting to Ps.78,811 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)
Allowance for impairment losses as a percentage of non-performing loans.

(3)
Loan charge-offs as percentage of computable credit risk.

(4)
See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

        The following table shows our non-performing loans by type of loan as of December 31, 2016 and 2017:

	As of December 31,
	2016		2017		2016/2017
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	6,842	Ps.	6,007	(12.20)%
Mortgage		6,778		7,362	8.62%
Installment loans to individuals		3,975		4,763	19.82%
Revolving consumer credit card loans		1,952		2,335	19.62%
Non-revolving consumer loans		2,023		2,428	20.02%

Total	Ps.	17,595	Ps.	18,132	3.05%

(1)
See Notes 2.g.1 and 2.h of our audited financial statements for more details.

Commercial, financial and industrial

        Our impairment losses in our commercial, financial and industrial loans portfolio increased by 4.85% to Ps.5,076 million in 2017 from Ps.4,841 million in 2016. The increase is mainly the result of higher impairment losses related to two corporate clients in the energy and petrochemical industries that we had to provision according to our expected loss methodology, as well as higher impairment losses in connection with the home builders, as we charged-off those loans related to projects with no value to be continued.

        Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2017 represented 33.13% of our total non-performing loans, decreased by Ps.835 million or 12.20%, from December 31, 2016 to December 31, 2017, primarily due to charge-offs made during 2017 in connection with the three principal Mexican companies in the home builder sector. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 2.21% as of December 31, 2016 to 1.79% as of December 31, 2017.

Mortgage

        Our impairment losses in our mortgage loans portfolio increased by 136.99% or Ps.400 million in 2017, from Ps.292 million in 2016 to Ps.692 million in 2017. The increase is mainly the result of lower recoveries of loans previously charged-off related to the portfolio we acquired from ING in 2011.

        Before write-off recoveries, the impairment losses in our mortgage loans portfolio decreased from Ps.1,388 million in 2016 to Ps.1,105 million in 2017.

        Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2017 represented 40.60% of our total non-performing loans, increased by Ps.583 million or 8.60%, from December 31, 2016 to December 31, 2017, resulting in a non-performing loan ratio of 5.49%, as compared to 5.12% in 2016.

Installment loans to individuals

        Our impairment losses in our installment loans to individuals portfolio increased by Ps.1,485 million or 13.84% to Ps.12,213 million in 2017 from Ps.10,728 million in 2016.

        Impairment losses in our revolving consumer credit card portfolio increased by Ps.1,003 million or 16.81% to Ps.6,969 million in 2017 from Ps.5,966 million in 2016. This increase is explained by the growth of the portfolio, as well as an increase in NPLs and write-offs.

        Impairment losses in our non-revolving consumer loans portfolio increased by Ps.482 million or 10.12% to Ps.5,244 million in 2017 from Ps.4,762 million in 2016. This increase is also explained by the growth of the portfolio, as well as a slight increase in NPLs.

        Non-performing loans in our installment loans to individuals portfolio, which as of December 31, 2017 represented 26.27% of our total non-performing loans, increased Ps.789 million or 19.85%, from December 31, 2016 to December 31, 2017. This increase was due to an increase of non-performing loans in our revolving consumer credit card loan portfolio of Ps.383 million and an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps.406 million.

        Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio increased from 3.79% as of December 31, 2016 to 4.29% as of December 31, 2017, as a result of a general increase in NPLs in the banking sector as a whole, and, in the case of Banco Santander México, a slight deterioration of credit cards mainly due to the performance of certain external channels such as Face to Face ("F2F"), Internet and Telemarketing.

        Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 4.10% as of December 31, 2016 to 4.55% as of December 31, 2017, also as a result of a general increase in NPLs in the banking sector as a whole, and, in the case of Banco Santander México, a slight deterioration of personal loans mainly due to the performance of certain external channels such as Face to Face ("F2F"), Internet and Telemarketing.

Non-performing loan coverage ratio

        The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	(Percentages)
Commercial, financial and industrial	94.46%	93.02%
Mortgage	36.07%	27.03%
Installment loans to individuals	225.79%	196.33%
Revolving consumer credit card loans	253.18%	225.22%
Non-revolving consumer loans	199.36%	168.53%

Total	101.64%	93.37%

        The non-performing loan coverage ratio decreased from 101.64% to 93.37%, mainly reflecting increases in non-performing loans in our mortgage and installment loans to individual portfolios.

        The non-performing loan coverage ratio of our commercial loan portfolio decreased slightly from 94.46% in 2016 to 93.02% in 2017, due to the combined effect of higher impairment losses related to two corporate clients in the energy and petrochemical industries that we had to provision according to our expected loss methodology and higher impairment losses in connection with the home builders, as we charged-off those loans related to projects with no continued value.

        With respect to our installment loans to individuals' portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans declined from 199.36% in 2016 to 168.53% in 2017, reflecting a 20.07% increase in impaired assets.

        Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans decreased from 253.18% to 225.22%, reflecting a 19.62% increase in impaired assets.

        Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 27.03%, down from 36.07% in 2016, reflecting an 8.60% increase in impaired assets.

Provisions (Net)

        Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

        Provisions (net) decreased by Ps.444 million, from a loss of Ps.881 million in 2016 to a loss of Ps.437 million in 2017. This variation to provisions mainly resulted from lower provisions for legal and tax contingencies and lower requirements for provisions for other matters.

        See Note 24 of our audited financial statements.

Income Tax

        Income tax in 2017 was Ps.5,496 million, a Ps.145 million or 2.71% increase from Ps.5,351 million in 2016. Our effective tax rates in 2016 and 2017 were 24.45% and 22.74%, respectively. The variation in income tax paid is primarily explained by the increase in income before taxes in 2017 as compared to 2016, and by a higher inflation in relation to the previous period, which represented a greater tax deduction for inflation. Our effective tax rate decreased 171 basis points in 2017 compared to 2016.

        See Notes 26 and 26.b of our audited financial statements.

Results of Operations by Segment for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

        The following table presents an overview of certain consolidated income statement data for each of our segments in 2016 and 2017.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2016		2017		2016		2017		2016		2017
	(Millions of pesos)
Net interest income	Ps.	42,277	Ps.	47,969	Ps.	4,899	Ps.	5,295	Ps.	1,954	Ps.	2,580
Dividend income		—		—		—		5		94		145
Fee and commission income (expense) (net)		12,211		13,047		1,749		1,758		(20)		8
Gains/(losses) on financial assets and liabilities and exchange differences (net)		721		786		2,682		2,532		359		146
Other operating income (expenses) (net)		(2,104)		(2,136)		(649)		(505)		(122)		(304)

Total income	Ps.	53,105	Ps.	59,666	Ps.	8,681	Ps.	9,085	Ps.	2,265	Ps.	2,575

Administrative expenses		(19,955)		(22,377)		(2,440)		(2,759)		(260)		(301)
Depreciation and amortization		(1,890)		(2,317)		(158)		(204)		(10)		(12)
Impairment losses on loans and receivables (net)		(15,955)		(17,763)		(706)		(1,057)		—		—
Impairment losses on other assets (net)		—		—		—		—		—		—
Provisions (net)		(75)		(98)		(29)		20		(777)		(359)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		20		6
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		71		69

Operating profit before tax	Ps.	15,230	Ps.	17,111	Ps.	5,348	Ps.	5,085	Ps.	1,309	Ps.	1,978

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment's activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)
The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

        The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2016 and 2017.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2016		2017		2016		2017		2016		2017
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	48,049	Ps.	43,693	Ps.	29,891	Ps.	11,533	Ps.	723	Ps.	2,461
Financial assets held for trading		—		—		342,195		315,570		387		—
Other financial assets at fair value through profit or loss		—		—		42,340		51,705		—		—
Available-for-sale financial assets		—		—		—		—		154,644		165,742
Loans and receivables		460,891		494,391		172,751		150,855		41,856		34,054
Hedging derivatives		—		—		—		—		15,003		15,116
Non-current assets held for sale		990		1,187		117		108		—		—
Tangible assets		4,789		5,466		808		922		95		110
Intangible assets		3,573		4,666		464		559		1,735		1,735
Tax assets		—		—		—		—		23,301		20,209
Other assets		1,297		1,847		30		43		5,008		7,219

Total assets	Ps.	519,589	Ps.	551,250	Ps.	588,596	Ps.	531,295	Ps.	242,752	Ps.	246,646

Financial liabilities held for trading	Ps.	—	Ps.	—	Ps.	266,829	Ps.	239,725	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		7,603		10,288		128,186		110,365		1,071		—
Financial liabilities at amortized cost		463,861		508,049		168,297		170,379		173,933		142,003
Hedging derivatives		—		—		—		—		14,287		11,091
Provisions(1)		874		64		282		262		6,046		6,404
Tax liabilities		—		—		—		—		44		71
Other liabilities		3,287		3,386		537		553		10,572		11,141
Total liabilities	Ps.	475,625	Ps.	521,787	Ps.	564,131	Ps.	521,284	Ps.	205,953	Ps.	170,710

Total equity	Ps.	60,238	Ps.	59,545	Ps.	27,208	Ps.	23,020	Ps.	17,782	Ps.	32,845

Total liabilities and equity	Ps.	535,863	Ps.	581,332	Ps.	591,339	Ps.	544,304	Ps.	223,735	Ps.	203,555

(1)
Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

        Our Retail Banking segment's activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

        Operating profit before taxes attributable to the Retail Banking segment in 2017 was Ps.17,111 million, a 12.35% or Ps.1,881 million increase from Ps.15,230 million in 2016. This increase was mainly due to:

  •
  a 13.46% or Ps.5,692 million increase in net interest income, mainly due to an increase of Ps.34,046 million or 8.58% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.3,071 million or 6.26%, in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was further supported by increases of 143 basis points and 150 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the increases in reference rates enacted by the Mexican Central Bank during 2017 and our strong focus on returns on risk weighted assets;

  •
  a 6.85% or Ps.836 million increase in net fees and commissions income, from Ps.12,211 million in 2016 to Ps.13,047 million in 2017, due mainly to an increase in fees and commissions earned from credit and debit card, collection and payment services, financial advisory services, partially offset by a decrease in commissions and fees from capital market and securities activities and other commissions and fees; and

  •
  a 9.02% or Ps.65 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.721 million in 2016 to a gain of Ps.786 million in 2017, primarily due to gains on exchange rate derivatives that were benefited by higher volatility in global financial markets.

        These positive effects were partially offset by:

  •
  a 12.14% or Ps.2,422 million increase in administrative expenses, from Ps.19,955 million in 2016 to Ps.22,377 million in 2017, mainly due to increases in personnel expenses, as well as higher technology and systems and other administrative expenses. Personnel expenses increased Ps.1,008 million or 10.21%, resulting from an increase of Ps.399 million or 16.67%, in other personal expenses, an increase of Ps.317 million or 6.25% in salaries, and an increase of Ps.292 million or 12.11%, in bonuses, while other administrative expenses and technology and systems expenses increased Ps.1,105 million or 203.87%, and Ps.218 million or 9.63%, respectively mainly reflecting the execution of our strategic initiatives to continue supporting business growth, client service and innovation; and

  •
  an 11.3% or Ps.1,808 million increase in impairment losses on loans and receivables, reflecting mainly increases in impairment losses of Ps.1,002 million, Ps.482 million and Ps.400 million in our credit card, consumer and mortgage loan portfolios, respectively, as well as an increase of Ps.40 million in loan collection and recovery expenses. These increases were partially offset by a decrease of Ps.116 million in our commercial loan portfolio.

Global Corporate Banking Segment

        Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

        Operating profit before taxes attributable to the Global Corporate Banking segment in 2017 was Ps.5,085 million, representing a Ps.263 million or 4.92% decrease from Ps.5,348 million in 2016. This decrease was mainly due to:

  •
  a 49.72% or Ps.351 million increase in net impairment losses on loans and receivables, from Ps.706 million in 2016 to Ps.1,057 million in 2017. This increase mainly resulted from higher impairment losses related to two corporates that we had to provision during 2017, according to our expected loss methodology, as well as higher impairment losses related to our homebuilders portfolio, as we made charge-offs to finalize the clean-up process of that portfolio;

  •
  a 13.07% or Ps.319 million increase in administrative expenses, from Ps.2,440 million in 2016 to Ps.2,759 million in 2017, mainly due to increases in bonuses and salaries, partially offset by a decrease in other personnel expenses. Personnel expenses increased Ps.240 million or 16.46%, resulting from an increase of Ps.384 million or 85.52%, in salaries and an increase of Ps.194 million or 53.59% in bonuses, while other personnel expenses decreased Ps.338 million or 52.24% in other personnel expenses; and

  •
  a 5.59% or Ps.150 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.2,682 million in 2016 to a gain of Ps.2,532 million in 2017, primarily due to a decrease of Ps.749 million in market making, resulting from lower client activity.

  •
  a 22.19% or Ps.144 million decrease in other operating expense which mainly resulted from a release of reserves related to the cancelation of liabilities, partially compensated by higher contributions to the IPAB, resulting from an increase in customer deposits; and

        These negative results were partially offset by:

  •
  an 8.08% or Ps.396 million increase in net interest income, mainly due to an increase of Ps.1,946 million in interest income from loans and advances to customers. The increase in interest income from loans and advances to customers resulted from a 230 basis point increase in the average interest rate, despite a Ps.13,245 million or 10.86% decrease in the average portfolio of loans and advances to customers. The 230 basis point increase in the average interest rate earned from loans and advances to corporate customers, mainly resulted from the combination of increases to the reference rate enacted by Mexican Central Bank during 2017 and stronger focus on returns on risk weighted assets;

  •
  a 0.51% or Ps.9 million increase in net fees and commissions income, from Ps.1,749 million in 2016 to Ps.1,758 million in 2017, mainly due to an increase in net fees and commissions from capital markets and securities activities, as well as higher fees related to foreign trade and higher other net fees and commissions, partially offset by a decrease in net fees and commissions from financial advisory services, transportation of cash behalf customers and administration and custody.

Corporate Activities Segment

        Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

        Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

  •
  the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

  •
  the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

  •
  finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

        The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank's reference interest rates for long-term securities.

        The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to short-term interest rates increases, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

        Operating profit before taxes attributed to Corporate Activities in 2017 was a gain of Ps.1,978, a Ps.669 million or 51.11%, increase from a gain of Ps.1,309 million in 2016. This increase in operating profit before taxes was mainly due to a Ps.626 million increase in net interest income, from a gain of Ps.1,954 million in 2016 to a gain of Ps.2,580 million in 2017, mainly due to interest rate hikes in the short-term. This positive result was partially offset by a Ps.213 million or 59.33% decrease in gains on financial assets and liabilities and exchange differences from Ps.359 million in 2016 to Ps.146 million in 2017.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

        The following table presents our consolidated results of operations for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

	For the year ended December 31,
	2015		2016		2016		2016/2015
	(Millions of pesos)				(Millions of U.S. dollars)(1)		(% Change)
Interest income and similar income	Ps.	64,230	Ps.	77,453	U.S.$	3,756	20.59%
Interest expenses and similar charges		(21,242)		(28,323)		(1,374)	33.33%

Net Interest Income	Ps.	42,988		49,130		2,382	14.29%

Dividend income		104		94		5	(9.62)%
Fee and commission income (net)		13,632		13,940		676	2.26%
Gains/(losses) on financial assets and liabilities (net)		2,504		3,760		182	50.16%
Exchange differences (net)		6		2		—	(66.67)%
Other operating income		472		486		24	2.97%
Other operating expenses		(3,010)		(3,361)		(163)	11.66%

Total Income	Ps.	56,696		64,051		3,106	12.97%

Administrative expenses		(20,780)		(22,655)		(1,098)	9.02%
Personnel expenses		(10,625)		(11,472)		(556)	7.97%
Other general administrative expenses		(10,155)		(11,183)		(542)	10.12%
Depreciation and amortization		(1,863)		(2,058)		(100)	10.47%
Impairment losses on financial assets (net)		(16,041)		(16,661)		(808)	3.87%
Loans and receivables		(16,041)		(16,661)		(808)	3.87%
Impairment losses on other assets (net):		—		—		—	0.00%
Other intangible assets		—		—		—	0.00%
Non-current assets held for sale		—		—		—	0.00%
Provisions (net)(2)		258		(881)		(43)	(441.47)%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		7		20		1	185.71%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		91		71		3	(21.98)%

Operating Profit Before Tax	Ps.	18,368		21,887		1,061	19.16%

Income tax		(4,304)		(5,351)		(260)	24.33%
Profit from Continuing Operations		14,064		16,536		801	17.58%
Profit from Discontinued Operations (net)		—		—		—	0.00%

Profit for the Year	Ps.	14,064	Ps.	16,536	U.S.$	801	17.58%

Profit attributable to the Parent		14,051		16,536		801	17.69%
Profit attributable to non-controlling interests		1		—		—	(100.00)%

(1)
Results for the year ended December 31, 2016 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.6194 per U.S.$1.00 as calculated on December 30, 2016 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2017 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)
Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See Note 2.h of our audited financial statements for more details on our change in accounting estimates regarding our refinements to impairment models.

Summary

        Profit in 2016 was Ps.16,536 million, a 17.6% or Ps.2,472 million increase from Ps.14,051 million in 2015. These results reflect mainly:

  •
  a Ps.6,142 million, or 14.3%, increase in net interest income due primarily to mainly higher interest income from the loan portfolio and from debt instruments, which resulted from higher interest rates and loan growth;

  •
  a Ps.1,256 million, or 50.2%, increase in gains on financial assets and liabilities (net), mainly resulting from an increase in gains from foreign exchange derivatives mainly entered into for trading purposes; and

  •
  a Ps.308 million, or 2.3%, increase in income from fees and commissions (net) mainly resulting from: (i) growth in investment funds management fees, (ii) foreign exchange, (iii) collections and payments and (iv) insurance fees, which offset lower credit and debit card fees and financial advisory service fees. The decline in credit and debit card fees during the year resulted from higher expenses incurred in connection with reward programs and placement fees related to selling credit cards outside our existing customer pool, including telemarketing in an effort to continue growing our volumes in this product segment, while financial advisory fees decreased as a result of challenging market conditions which have slowed down the pace of execution of these transactions.

        These positive results were partially offset by:

  •
  a Ps.1,875 million, or 9.0%, increase in administrative expenses, due primarily to increases in wages and salaries, as well as increases in administrative services, technology and systems, advertising and communication expenses, maintenance, conservation and repair expenses and taxes other than income tax;

  •
  a Ps.1,139 million increase in provisions (net) mainly related to increased provisions for legal and tax contingencies and higher requirements for provisions for off-balance sheet risk, accompanying growth in credit card lines available;

  •
  a Ps.1,047 million, or 24.3% increase in income tax that resulted in a 24.4% effective tax rate in the year as compared to 23.4% in 2015;

  •
  a Ps.620 million, or 3.9%, increase in impairment losses on loans and receivables (net), principally because of business volume growth across all segments, mainly in our commercial, financial and industrial portfolio, revolving consumer credit card loan portfolio and non-revolving consumer loan portfolio; and

  •
  a Ps.351 million, or 13.3%, increase in other expenses (net), mainly due to higher contributions to the IPAB, resulting from an increase in customer deposits; and

  •
  a Ps.195 million, or 10.5%, increase in depreciation and amortization due to an increase in investments in technology.

        During 2016, we continued to direct our efforts to strengthen client attraction and loyalty, within a strategy of transformation and innovation. The Bank pursued multiple actions throughout the year such as (i) upgrading technological platforms and infrastructure to offer customers innovative and quality services that satisfy their dynamic demands, (ii) strengthening our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and becoming their primary bank by launching new commercial actions and transactional products, and (iii) organically increasing of our market share in key business lines, such as mid-market and SMEs. Among our new products, we launched the Santander Plus program, which rewards the loyalty of current and new customers and the Santander-Aeromexico co-branded credit card. As of December 31, 2016 more than 1,100,000 customers have signed up for the Santander Plus program, of which 50% are new customers and more than 430,000 Santander-Aeromexico co-branded credit cards were issued, of which 30% were to new customers.

Net Interest Income

        Our interest income and similar income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.62,096 million, or 80.2%, of our total interest and similar income in 2016, with the remaining interest income of Ps.15,357 million consisting of interest from investments in debt instruments, cash and balances with the Mexican Central Bank, income from hedging operations and other interest income. Interest income and similar income increased by Ps.13,223 million, or 20.6%, in 2016 compared to 2015.

        Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2016, interest expense on customer deposits was Ps.14,609 million, representing 51.6% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements relating to Mexican government securities with non-financial institution customers amounted to Ps.5,731 million, Ps.5,058 million and Ps.3,820 million, respectively, in 2016, representing 20.2%, 17.9% and 13.5% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.6,145 million, representing 21.7% of our total interest expense in 2016, while interest expense on subordinated debentures was Ps.1,473 million, representing 5.2% of our total interest expense in 2016. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, expenses on hedging operations and other interest expenses were Ps.2,997 million, Ps.2,625 million, Ps.167 million and Ps.306 million, respectively and represented 10.6%, 9.3%, 1.1% and 0.6%, of our total interest expense in 2016, respectively. Interest expenses and similar charges increased by Ps.7,081 million, or 33.3%, in 2016 compared to 2015.

        Our net interest income in 2016 was Ps.49,130 million, a Ps.6,142 million or 14.3% increase from Ps.42,988 million in 2015. This increase was mainly due to an increase in average total interest-earning assets, caused principally by growth in our lending activities and debt instruments, partly affected by an increase in our interest expense, mainly due to higher interest we paid on customer deposits and deposits from the Mexican Central Bank and credit institutions which include repurchase agreements of governmental bonds with financial institutions.

        The following table sets forth the components of our interest income and similar income and interest expenses and similar charges in 2015 and 2016.

	For the year ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Interest income and similar income
Cash and balances with the Mexican Central Bank	Ps.	1,102	Ps.	1,418	28.68%
Loans and advances to credit institutions		2,102		2,832	34.73%
Loans and advances to customers—excluding credit cards		39,911		47,540	19.12%
Loans and advances to customers—credit cards		10,316		11,724	13.65%
Debt instruments		10,513		13,149	25.07%
Income from hedging operations		237		703	196.62%
Other interest income		49		87	77.55%

Total	Ps.	64,230	Ps.	77,453	20.59%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(6,001)	Ps.	(6,146)	2.42%
Customer deposits—Demand accounts		(3,191)		(5,058)	58.51%
Customer deposits—Time deposits		(3,990)		(5,731)	43.63%
Customer deposits—Repurchase agreements		(1,845)		(3,820)	107.05%
Subordinated debentures		(1,259)		(1,473)	17.00%
Marketable debt securities and other financial liabilities		(1,893)		(2,625)	38.67%
Other liabilities		(2,389)		(2,997)	25.45%
Expenses from hedging operations		(463)		(167)	(63.93)%
Other interest expenses		(211)		(306)	45.02%

Total	Ps.	(21,242)	Ps.	(28,323)	33.33%

Net interest income	Ps.	42,988	Ps.	49,130	14.29%

        The following table sets forth the components of our average loans and advances to customers in 2015 and 2016.

	As of December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	310,388	Ps.	357,374	15.14%
Mortgage		112,948		124,014	9.80%
Installment loans to individuals		83,278		95,290	14.42%
Revolving consumer credit card loans		43,713		49,096	12.31%
Non-revolving consumer loans		39,565		46,194	16.75%

Total	Ps.	506,614	Ps.	576,678	13.83%

        Average total interest-earning assets were Ps.989,857 million in 2016, a 12.0% or Ps.106,122 million increase from Ps.883,735 million in 2015. This increase was due to (i) an increase in the average volume of loans and advances to customers excluding credit cards of Ps.64,681 million, or 14.0%, from Ps.462,901 million in 2015 to Ps.527,582 million in 2016, (ii) an increase in the average volume of loans and advances to credit institutions of Ps.20,938 million, or 30.6%, from Ps.68,482 million in 2015 to Ps.89,420 million in 2016, (iii) an increase in the average balance of debt instruments of Ps.17,175 million, or 6.3%, from Ps.272,767 million in 2015 to Ps.289,942 million in 2016, and (iv) an increase in the average volume of revolving consumer credit card loans of Ps.5,383 million, or 12.3%, from Ps.43,713 million in 2015 to Ps.49,096 million in 2016. These increases were partly offset by a Ps.2,055 million, or 5.7%, decrease in the average balance of cash and balances with the Mexican Central Bank.

        Interest income and similar income from interest-earning assets increased by Ps.13,223 million, or 20.6%, from Ps.64,230 million in 2015 to Ps.77,453 million in 2016, due primarily to an increase in interest income on loans and advances to customers excluding credit cards and on interest income from our debt instruments portfolio, as well as higher interest income on revolving consumer credit card loans, further supported by increases in interest income from loans and advances to credit institutions, from hedging operations and from cash and balances with the Mexican Central Bank. The increase in interest income on loans and advances to customers excluding credit cards was driven primarily by the Ps.64,681 million increase in average volume in our customer loan portfolio excluding credit cards in 2016 compared to 2015, which was comprised of: (i) a Ps.46,986 million increase in average commercial, financial and industrial loans, (ii) a Ps.11,066 million increase in the average volume of our mortgage loan portfolio and (iii) an increase of Ps.6,629 million in the average volume of our non-revolving consumer loan portfolio. Additionally, the increase in the interest income on our revolving consumer credit card portfolio was mainly driven by a Ps.5,383 million increase in the average volume of the credit card loan portfolio. The increase in the average volume of our mortgage loan portfolio was mainly due to organic growth resulting from streamlined approval processes and stronger focus on loan origination through home developers where we have maintained a differentiated value offer, that focuses on a wide range of products and expedited approval processes, while our targeted efforts remain towards mid to high income residences. In November 2016, we launched "Hipoteca Personal" which assigns a risk-based priced interest rate to each client depending on credit scorings, loan-to-value and required term. We maintain a diverse product offering for multiple purposes such as property acquisition, construction, completion of construction projects, mortgage substitutions, land purchase and liquidity. With respect to the commercial segments, we believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. As to our non-revolving consumer loan portfolio, growth was mainly driven by payroll loans because of strategic sales efforts focused on these products through the launch of the Santander Plus program. Finally, the increase in our revolving consumer credit card loan portfolio was mainly due to our strong focus on incentivizing credit card use and attracting new clients outside our existing customer pool, targeting the mid and high-income segments while maintaining origination standards through increased commercial activity, effective promotions, reward programs and the new value proposition offered through the co-branded Santander-Aeroméxico credit card launched in February 2016, a product that has enjoyed great success, and as of December 2016 registered over 430,000 cardholders, of which around 30% were new customers. These efforts resulted in higher credit card usage of our full suite of credit cards.

        Average interest rates on interest-earning assets increased by 55 basis points, from 7.27% in 2015 to 7.82% in 2016, which was mainly due to a 39 basis points increase in the average interest rate on loans and advances to customers excluding credit cards, from 8.62% in 2015 to 9.01% in 2016, which resulted from the combination of increases to the reference rate enacted by Mexican Central Bank during 2016 and from a stronger focus on returns on risk-weighted assets and risk-based pricing. The 39 basis points increase in the average interest rate on loans and advances to customers excluding credit cards is broken down as follows: (i) a 6 basis points increase in the average interest rate earned on our mortgage loan portfolio, (ii) a 64 basis points increase in the average interest rate on commercial, financial and industrial loans from 6.07% in 2015 to 6.71% in 2016 and (iii) an 81 basis points decrease in the average interest rate earned on consumer loans (excluding credit cards) from 25.30% in 2015 to 24.49% in 2016, resulting from the introduction of risk-based pricing where new originations corresponded to lower risk clients at reduced interest rates. Additionally, the 55 basis points increase in the average interest rate on interest-earning assets was further supported by (i) a 9 basis points increase in the average interest rate on loans and advances to credit institutions, (ii) a 28 basis points increase in the average interest rate on credit card loans from 23.60% in 2015 to 23.88%, where we continue to see a change in mix in the composition of our credit card loan portfolio, as we are seeing more customers who pay their outstanding balances in full therefore not contributing to interest income; and (iii) a 68 basis points increase in the average interest rate on debt instruments, from 3.86% in 2015 to 4.53% in 2016.

        Average volume of commercial, financial and industrial loans increased by Ps.46,986 million, from Ps.310,388 million in 2015 to Ps.357,374 million in 2016. This increase was mainly comprised of an increase of (i) Ps.16,003 million in the average volume of loans to middle-market corporations, (ii) Ps.15,973 million in the average volume of loans to Global Corporate Banking clients, (iii) Ps.12,470 million, in the average volume of loans to Mexican governmental institutions, and (iv) Ps.5,412 million increase in the average volume of loans to SMEs. These increases in average volumes were partly affected by a Ps.2,962 million decrease in the average volume of the trading portfolio. The increase in SME average loan volume resulted from increased commercial activity together with more streamlined approval processes, tailored product offerings distributed through specialized branches attended by specialized executives, and increased volume of substitution loans to SMEs. Through our substitution of loans to SMEs, we continued to offer our existing SME clients with a good credit history the opportunity to substitute out of an existing loan that is close to maturity and into a new loan (which may be for an increased amount) to retain these SME clients with good credit histories. This special opportunity is only granted to SME clients meeting specific requirements, including more stringent credit scores and the use of at least three of our transactional products such as insurance, credit cards and payroll accounts. During 2016, our substitution of loans to SMEs accounted for approximately 14% of SME loans. Additionally, we maintained focus on product bundles that incentivize the sale of fee-based cash management products related to collections, payments and insurance. During 2016, in response to client preferences in the face of potential interest rate increases, we introduced products with fixed interest rate. Additionally, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs. The increase in the average volume of loans to middle-market corporations resulted from our continued strong focus on client attraction and transactionality. Additionally, we continued promoting the agricultural and international businesses. Regarding the agricultural business, we have maintained strategic alliances with major brands in the segment that have allowed us to increase loan origination and attract new customers, while developing tailored products for each sector, considering their production cycles. In the international business, we have maintained a solid performance and a continued positive trend by advising companies in their foreign trade transactions and foreign direct investments. Additionally, the increase in average Global Corporate Banking segment loans, resulted mainly from stronger commercial focus on this segment. Finally, the increase in the average volume of loans to Mexican governmental institutions was mainly due to loans to the federal government, and certain states and financial entities where we seek to maintain reciprocity in transactional business and payroll, given that governmental institutions are one of the main sources of payroll accounts for the Group.

        As mentioned before, the combination of increases to the reference rate enacted by Mexican Central Bank during 2016, stronger focus on returns on risk-weighted assets and risk-based pricing resulted in a 64 basis points increase in the average interest rate earned from loans to commercial, financial and industrial clients, from 6.07% in 2015 to 6.71% in 2016 and is broken down as follows: (i) average interest rate earned from loans to middle-market corporations increased by 64 basis points, from 6.07% in 2015 to 6.71% in 2016, (ii) average interest rate earned from loans to SMEs increased by 84 basis points, from 11.34% in 2015 to 12.18% in 2016, (iii) average interest rate earned from loans to the Global Corporate Banking segment increased by 60 basis points from 3.60% in 2015 to 4.20% in 2016, and (iv) average interest rate earned from loans to institutions increased by 93 basis points, from 4.83% in 2015 to 5.76% in 2016.

        Interest income earned on our trading portfolio decreased by Ps.18 million, from Ps.369 million in 2015 to Ps.351 million in 2016, due to the combined effect of a decrease of Ps.2,962 million in the average balance of our trading portfolio, from Ps.11,846 million in 2015 to Ps.8,883 million in 2016, and an increase of 83 basis points in the average interest rate earned. The decrease in the average balance of this portfolio was due to a lower customer demand of repurchase agreements.

        Interest income earned from debt instruments increased by Ps.2,636 million, from Ps.10,513 million in 2015 to Ps.13,149 million in 2016, or 25.1%, reflecting an increase of Ps.17,175 million in the average balance of the portfolio, from Ps.272,767 million in 2015 to Ps.289,942 million in 2016. The increase in interest income from debt instruments was mainly explained by the combined effect of: (i) a Ps.33,966 million decrease in the average volume of debt instruments administered by our Global Corporate Banking segment which was partly offset by a 68 basis points increase in the average interest rate earned on these instruments, and (ii) a Ps.51,141 million increase in the average balance of debt instruments administered by our Corporate Activities segment, from Ps.81,374 million in 2015 to Ps.132,514 million in 2016, together with a 65 basis points increase from 3.86% in 2015 to 4.51% in 2016 in the average interest rate earned, mainly due to the replacement of maturing debt instruments with higher interest rate instruments. The decrease in volume of debt instruments administered by the Global Corporate Banking segment was mainly due to a decrease in the position in federal government bonds, due to the Global Corporate Banking treasury's change in strategy in the face of an increasing rate and foreign exchange scenario.

        Average total interest-bearing liabilities in 2016 were Ps.893,128 million, a 9.5% or Ps.77,226 million increase from Ps.815,902 million in 2015. Interest expenses and similar charges increased by Ps.7,081 million, or 33.3%, from Ps.21,242 million in 2015 to Ps.28,323 million in 2016. The principal drivers of this increase were (i) an increase of Ps.1,975 million in interest expense on repurchase agreements, due primarily to an increase in the average balance of Ps.26,816 million, from Ps.63,803 million in 2015 to Ps.90,619 million in 2016, (ii) an increase of Ps.1,867 million in interest expense on demand deposits, due primarily to an increase in the average balance of Ps.71,318 million, from Ps.251,081 million in 2015 to Ps.322,399 million in 2016, mainly resulting campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients, (iii) an increase of Ps.1,741 million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.15,173 million, (iv) an increase of Ps.732 million in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average balance of Ps.6,677 million, from Ps.51,021 million in 2015 to Ps.57,698 million in 2016, (v) an increase of Ps.608 million in interest expense on other liabilities, due primarily to a decrease in the average balance of Ps.13,561 million, from Ps.77,733 million in 2015 to Ps.64,172 million in 2016 which was offset by a 160 basis points increase in the average interest rate paid, (vi) an increase of Ps.214 million in interest expense on subordinated debentures, from Ps.1,259 million in 2015 to Ps.1,473 million in 2016, due to an increase of Ps.3,663 million in the average balance of subordinated debentures, and (vii) an increase of Ps.145 million in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of Ps.32,857 million in the average balance, from Ps.195,739 million in 2015 to Ps.162,882 million in 2016 which was offset by a 70 basis points increase in the average interest rate paid. These increases were partially offset by a decrease of Ps.296 million in interest expense on hedging operations mainly due to the 19.5% depreciation of the peso against the U.S. dollar, which offsets the increase in interests paid on subordinated debt and foreign marketable debt securities, as these instruments are used to hedge the foreign exchange exposure of our senior and subordinated debt.

        The positive effect of the increases in our average balance of and interest income earned on interest-earning assets, was partially offset by an increase in the average balance of our interest-bearing liabilities in 2016 compared to 2015 and an increase in the average interest rate on interest-earning assets in 2016 compared to 2015. The combined effect of an increase of 55 basis points in the average yield on our interest-earning assets together with an increase of 57 basis points in the cost of our interest-bearing liabilities resulted in a decrease in the net interest spread of 2 basis points. Net interest income increased by Ps.6,142 million, due mainly to the increase in the average volume of interest-earning assets of Ps.106,122 million with an average interest rate of 7.82%, whereas interest-bearing liabilities increased by Ps.77,226 million with an average cost of 3.17%. The average cost of interest-bearing liabilities increased from 2.60% to 3.17%, mainly because of the increases in reference rates enacted by the Mexican Central Bank during 2016 which resulted in higher interest paid on customer deposits and repurchase agreements, which offset the shift in the deposit base mix towards demand deposits. The interest rate paid on time deposits, which accounted for 20.3% of interest expense and similar charges, increased from 2.56% in 2015 to 3.35% in 2016, while the interest rate paid on demand deposits, which accounted for 17.9% of interest expense and similar charges, increased from 1.27% in 2015 to 1.57% in 2016. Additionally, the interest rate paid on customer deposits repurchase agreements, which accounted for 13.2% of interest expense and similar charges, increased from 2.89% in 2015 to 4.22% in 2016.

        See Notes 33 and 34 of our audited financial statements.

Net Fee and Commission Income

        Our net fee and commission income consists mainly of commissions charged to customers for credit and debit cards purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

        Net fee and commission income in 2016 was Ps.13,940 million, a 2.3% or Ps.308 million increase from Ps.13,632 million in 2015. The following table presents a breakdown, by product, of our fee and commission income and expense in 2015 and 2016.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	896	Ps.	951	6.14%
Credit and debit cards		4,687		5,369	14.55%
Insurance		4,104		4,272	4.09%
Collection and payment services		2,114		2,334	10.41%
Investment funds management		1,193		1,486	24.56%
Foreign currency transactions		866		1,080	24.71%
Checks and others		257		253	(1.56)%
Capital markets and securities activities		290		439	51.38%
Administration and custody		464		528	13.79%
Financial advisory services		1,373		1,222	(11.00)%
Other fees and commissions		893		836	(6.38)%

Total	Ps.	17,137	Ps.	18,770	9.53%

Fee and commission expense
Credit and debit cards	Ps.	(1,895)	Ps.	(2,894)	52.72%
Fund management		(25)		(4)	(84.00)%
Checks and others		(23)		(26)	13.04%
Capital markets and securities activities		(102)		(135)	32.35%
Collections and transactional services		(123)		(158)	28.46%
Other fees and commissions		(1,337)		(1,597)	19.45%
Financial advisory services		—		(16)	0.00%

Total	Ps.	(3,505)	Ps.	(4,830)	37.80%

Net fee and commission income	Ps.	13,632	Ps.	13,940	2.26%

        Fee and commission income was Ps.18,770 million in 2016, a 9.5% or Ps.1,633 million increase from Ps.17,137 million in 2015, mainly due to an increase in fees and commissions earned from: (i) credit and debit cards of Ps.682 million, or 14.6%, from Ps.4,687 million in 2015 to Ps.5,369 million in 2016, (ii) investment funds management of Ps.293 million, or 24.6%, from Ps.1,193 million in 2015 to Ps.1,486 million in 2016, (iii) collection and payment services of Ps.220 million, or 10.4%, from Ps.2,114 million in 2015 to Ps.2,334 million in 2016, (iv) foreign currency transactions of Ps.214 million, or 24.7%, from Ps.866 million in 2015 to Ps.1,080 million in 2016, (v) the sale of insurance products of Ps.168 million, or 4.1% and (vi) capital markets and securities activities of Ps.149 million, or 51.4%, from Ps.290 million in 2015 to Ps.439 million in 2016. These increases were partly offset by a Ps.151 million, or 11.0% decrease in fees and commissions earned from financial advisory services.

        The increase in fees and commissions earned from credit and debit cards was mainly due to increased commercial activity, effective promotions and reward programs which resulted in higher credit card usage that led to an increase of Ps.7,369 million, or 16.0% in the average of outstanding credit and debit cards balances as of December 31, 2016. The increase in fees and commissions earned from investment funds management mainly resulted from better priced mix and the increases in interest rates from the Mexican Central Bank since December 2015. The increase in fees and commissions earned from collection and payment services and foreign currency transactions, resulted from our continued focus on being an integral part of our client's liquidity management efforts, which led to increased transactional activity. Finally, the increase in fees and commissions earned from the sale of insurance mainly resulted from a 3.3% increase in insurance distribution premiums. This result was supported by the strengthening of our focus on pre-sale and post-sale service quality, a broader product offering through new life and damage insurance products and a solid performance of car insurance sales through our online platform for car insurance Autocompara.

        Fee and commission expense was Ps.4,830 million in 2016, a 37.8% or Ps.1,325 million increase from Ps.3,505 million in 2015, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.999 million, or 52.7%, and an increase in other fees and commissions paid of Ps.260 million, or 19.5%, compared with 2015. The increase in fees and commissions paid on credit and debit cards mainly resulted from higher costs related to selling credit cards outside our existing customer pool, including telemarketing, as well as higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. These fees were also impacted by peso depreciation, as some of the fees paid in connection with the credit and debit card business are dollarized. Going forward, we expect that the expenses related to the rewards under our Santander-Aeromexico credit card will tend to stabilize. The increase in other fees and commissions paid is mainly explained by an increase in fees paid to third-party branches and fees paid to NAFIN to participate in the guarantee programs for SMEs.

        Net fees and commissions generated from credit and debit cards decreased by Ps.317 million, or 11.4%, from Ps.2,792 million in 2015 to Ps.2,475 million in 2016. The increase in net fees and commissions in 2016 resulted from the combined effect of an increase in the volume of credit and debit cards together with an increase in credit card issuance costs.

        See Notes 36 and 37 of our audited financial statements.

Gains /(Losses) on Financial Assets and Liabilities (Net)

        Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments, and in particular derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities in 2015 and 2016.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	1,411	Ps.	(901)	(163.86)%
Debt instruments		567		1,208	113.05%
Interest rate derivatives		844		(2,109)	(349.88)%
Equity securities		(581)		(190)	(67.30)%
Equity positions		96		109	13.54%
Equity derivatives		(677)		(299)	(55.83)%
Exchange rate products		1,769		4,961	180.44%
Foreign exchange positions		278		683	145.68%
Foreign exchange derivatives		1,491		4,278	186.92%
Other(1)		(95)		(110)	15.79%

Total	Ps.	2,504	Ps.	3,760	50.16%

(1)
Corresponds to commissions paid to brokers.

        Gains on financial assets and liabilities (net) in 2016 were Ps.3,760 million, an increase of Ps.1,256 million from a gain of Ps.2,504 million in 2015, mainly due to the market making activities of our Global Corporate Banking segment with clients, where gains increased by Ps.1,622 million, or 153.0% in 2016 compared to 2015.

        During 2016, the Mexican Central Bank made several increases to the interest rate benchmark funding to support the gradual recovery of the economy, as well as to maintain inflation rates near objective levels as the peso sharply depreciated because of falling oil prices and the potential risks of the US elections. The interest rate benchmark was increased by 250 basis points by the end of 2016.

        Additionally, Mexico's macroeconomic environment during 2016 slightly declined compared with 2015. However, the country risk, remained unchanged at levels of 232 basis points in 2016.

        The peso depreciated 19.5% in 2016. As of December 31, 2015, the exchange rate for U.S. dollars was Ps.17.25 per U.S. dollar, and as of December 31, 2016, the exchange rate for U.S. dollars was Ps.20.62. During 2016, negative economic conditions and volatility in global financial markets, mainly due to the fall in oil and commodity prices, slow economic activity in emerging markets, the results of the 2016 U.S. presidential election and a "flight to quality" seen in global financial markets, generated greater volatility in the currency markets, which therefore led to currency depreciation.

        In this context, the result in gains on financial assets and liabilities (net) was mainly due to the following:

            (i)  An increase in gains on exchange rate products of Ps.3,192 million, from a gain of Ps.1,769 million in 2015 to a gain of Ps.4,961 million in 2016. Results from foreign exchange derivatives increased by Ps.2,787 million, from a gain of Ps.1,491 million in 2015 to a gain of Ps.4,278 million in 2016 mainly due to increases of: (i) Ps.2,829 million in foreign exchange forwards, (ii) Ps.188 million in foreign exchange futures which offset a decrease of Ps.231 million in foreign exchange options. Gains in foreign exchange positions increased by Ps.405 million, from a gain of Ps.278 million in 2015 to a gain of Ps.683 million in 2016. These gains offset the Ps.3,107 million decrease in cross currency swaps registered in interest rate derivatives;

           (ii)  A decrease in gains on interest rate products of Ps.2,312 million, from a gain of Ps.1,411 million to a loss of Ps.901 million in 2016. Gains from debt instruments increased by Ps.641 million, from a gain of Ps.567 million in 2015 to a gain of Ps.1,208 million in 2016 mainly due to increases to the interest rate benchmark. Gains in interest rate derivatives decreased by Ps.2,953 million, from a gain of Ps.844 million in 2015 to a loss of Ps.2,109 million in 2016 mainly resulting from cross currency swaps; and

          (iii)  A loss in equity products of Ps.190 million in 2016, compared with a loss of Ps.581 million in 2015, resulted in an increase of Ps.391 million. The Ps.190 million loss in equity products was mainly explained by a loss of Ps.299 million on equity derivatives, against a loss of Ps.677 million in 2015, which was partly offset by a Ps.109 million gain in equity securities in 2016 which compared to a Ps.96 million gain in 2015. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 42,977.50 at the end of December 2015 and 45,642.90 at the end of December 2016, representing an increase of 6.20%. None of our transactions in equity derivatives in 2015 or 2016 are related to proprietary trading.

        See Note 38 of our audited financial statements.

Exchange Differences (Net)

        Our expense from exchange differences arises from the effect that fluctuations in the value of the peso against other currencies have on our net foreign currency positions, which are mainly in U.S. dollars. Exchange differences (net) decreased Ps.4 million in 2016 compared to the Ps.17 million increase in 2015.

        See Note 39 of our audited financial statements.

Other Operating Income (Net)

        Other operating expense (net) increased by Ps.337 million, or 13.3%, from an expense of Ps.2,538 million in 2015 to a loss of Ps.2,875 million in 2016.

        Other operating income increased by Ps.14 million, or 3.0%, from Ps.472 million in 2015 to Ps.486 million in 2016.

        Other operating expenses increased by Ps.351 million, or 11.7%, from Ps.3,010 million in 2015 to Ps.3,361 million in 2016, mainly due to the increase of Ps.393 million, or 17.6%, in IPAB's contributions, from Ps.2,238 million to Ps.2,631 million, due to the general increase in our funding sources, especially total customer deposits, which grew 20.8%.

        See Note 40 of our audited financial statements.

Administrative Expenses

        Our administrative expenses consist of personnel and other general expenses. Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Our other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

        Administrative expenses increased by Ps.1,875 million, or 9.0%, from Ps.20,780 million in 2015 to Ps.22,655 million in 2016, primarily due to increased expenses for personnel, administrative services, technology and systems, advertising and communication, maintenance, conservation and repair and taxes other than income tax.

        The following table sets forth administrative expenses in 2015 and 2016, by type.

	For the Year Ended December 31,
	2015		2016		2015/2016
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(10,625)	Ps.	(11,472)	7.97%
Other general expenses		(10,155)		(11,183)	10.12%
Administrative services		(502)		(926)	84.46%
Taxes other than income tax		(1,280)		(1,360)	6.25%
Surveillance and cash courier services		(611)		(699)	14.40%
Advertising and communication		(722)		(901)	24.79%
Maintenance, conservation and repair		(968)		(1,073)	10.85%
Rents		(1,836)		(1,839)	0.16%
Technology and systems		(2,334)		(2,555)	9.47%
Stationery and supplies		(212)		(197)	(7.08)%
Insurance premiums		(70)		(82)	17.14%
Credit cards		(257)		(272)	5.84%
Travel costs		(298)		(215)	(27.85)%
Operating costs		(445)		(490)	10.11%
Other		(620)		(574)	(7.42)%

Total administrative expenses	Ps.	(20,780)	Ps.	(22,655)	9.02%

        Our personnel expenses increased by Ps.847 million, or 8.0%, from Ps.10,625 million in 2015 to Ps.11,472 million in 2016, primarily because of a 1.9% period-over-period average headcount increase, together with an overall increase of 11.8% in bonuses, 6.4% in salaries and 7.6% in other personnel expenses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans. The increase in average headcount was mainly in our Retail Banking segment and is related to the hiring of additional employees to accompany business growth.

        The increase in personnel expenses resulted from an increase of Ps.593 million, or 6.4%, in retail banking, from Ps.9,280 million in 2015 to Ps.9,873 million in 2016, an increase of Ps.222 million, or 18.0%, in wholesale banking, from Ps.1,236 million in 2015 to Ps.1,458 million in 2016, and an increase of Ps.32 million or 29.4%, in corporate activities. The increase in retail banking was due to an increase of Ps.146 million in bonuses, from Ps.2,266 million in 2015 to Ps.2,412 million in 2016, an increase of Ps.303 million, or 6.4%, in salaries, from Ps.4,765 million in 2015 to Ps.5,068 million in 2016 and an increase of Ps.144 million in other personnel expenses, from Ps.2,249 million in 2015 to Ps.2,393 million in 2016. Additionally, personnel expenses in wholesale banking, increased due to an increase of Ps.141 million, or 63.8%, in bonuses paid and increases of Ps.33 million and Ps.48 million in salaries and other personnel expenses, respectively.

        Other general expenses increased by Ps.1,028 million, or 10.1%, from Ps.10,155 million in 2015 to Ps.11,183 million in 2016, mainly due to an increase of Ps.424 million, in administrative expenses. In addition, expenses related to technology and services and maintenance, conservation and repair increased by Ps.221 million, or 9.5%, and by Ps.105 million, or 10.9%, respectively, mainly reflecting Santander México's investment to strengthen business and drive innovation to better serve clients. Finally, advertising and communication increased by Ps.179 million, or 24.8% reflecting the increased investments to market the "Santander" brand at events such as Formula 1 in Mexico, Santander Plus client attraction and loyalty program and the co-branded Santander-Aeroméxico credit card.

        See Notes 41 and 42 of our audited financial statements.

Impairment Losses on Financial Assets (Net)

        Our impairment losses on loans and receivables increased by Ps.620 million, or 3.9%, from Ps.16,041 million in 2015 to Ps.16,661 million in 2016, mainly reflecting an increase in impairment losses of (i) Ps.629 million in our non-revolving consumer loan portfolio and (ii) Ps.620 million in our revolving consumer credit card loan portfolio. These increases were partly offset by decreases of (i) Ps.597 million in our commercial, financial and industrial loan portfolio, (ii) Ps.8 million in our mortgage portfolio and (iii) Ps.24 million on expenses paid to recovery agencies. The increase in impairment losses was mainly explained by significant business volume growth across all segments, primarily in the revolving consumer credit card loan portfolio and the non-revolving consumer loan portfolio, which increases our risk exposure; while impairment losses on our commercial, financial and industrial loan portfolio decreased as a result of the recognition of impairment losses in connection with our exposure to the Pemex suppliers and the three major homebuilders made in 2015.

        See Note 12 our audited financial statements.

        Non-performing loans totaled Ps.17,595 million as of December 31, 2016, a decrease of Ps.2,147 million, or 10.9%, as compared to Ps.19,742 million as of December 31, 2015, due to the decrease of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.2,831 million, which was partly affected by increases in non-performing loans in our non-revolving consumer loan portfolio, our mortgage portfolio and our revolving consumer credit card loan portfolio of Ps.314 million, Ps.264 million and Ps.106 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.56% as of December 31, 2015 to 2.93% as of December 31, 2016.

        The non-performing loan ratio in our mortgage loan portfolio for 2016 stood at 5.12% down from 5.30% in 2015, caused mainly by the combined effect of a 4.1% increase in non-performing loans, which was offset by a 7.7% increase in total loans.

        The decrease in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to charge-offs made in connection with our exposure to (i) the three principal Mexican companies in the home builder sector and (ii) our exposure to certain mid-market and corporate clients that experienced delays in project execution, resulting in the restructuring of the loans associated with those projects in 2015. These clients, including mostly Pemex suppliers, were within our Global Corporate Banking segment. Our total exposure to the three principal Mexican companies in the home builder sector stood at Ps.2,201 million, of which all was classified as non-performing loans, decreasing Ps.2,032 million from our exposure in 2015. This decrease is mainly explained by improvements relating to the home builders where we charged-off those loans related to projects with no value to be continued. These variations in non-performing loans in combination with significant loan growth resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 2.21% as of December 31, 2016, improving from the 3.47% reported as of December 31, 2015.

        Finally, the increase in non-performing loans in our consumer loan portfolio together with significant growth of this portfolio resulted in a non-performing loan ratio of 3.94% as of December 31, 2016, which compares with the 3.84% reported as of December 31, 2015.

        The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio as of December 31, 2015 and 2016.

	As of December 31,
	2015(4)		2016
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	594,883	Ps.	661,586
Non-performing loans(4)		19,741		17,595
Loan charge-offs		14,425		20,045
Allowance for impairment losses(4)		18,749		17,883
Ratios
Non-performing loans to computable credit risk		3.32%		2.66%
Non-performing loans coverage ratio(2)		94.97%		101.64%
Loan charge-off coverage ratio(3)		2.42%		3.03%

(1)
Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.599,528 million and guarantees and documentary credits amounting to Ps.62,065 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)
Allowance for impairment losses as a percentage of non-performing loans.

(3)
Loan charge-offs as percentage of computable credit risk.

(4)
See Notes 2.g.i and 2.h of our audited financial statements for more details on the classification of impaired loans and for more details on our change in accounting estimates regarding our refinements to impairment models, respectively, and for details on how the refinements to our impairment models impacted 2015 results.

        The following table shows our non-performing loans by type of loan as of December 31, 2015 and 2016:

	As of December 31,
	2015(1)		2016		2015/2016
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	9,673	Ps.	6,842	(29.27)%
Mortgage		6,514		6,778	4.07%
Installment loans to individuals		3,555		3,975	11.81%
Revolving consumer credit card loans		1,846		1,952	5.74%
Non-revolving consumer loans		1,709		2,023	18.37%

Total	Ps.	19,742	Ps.	17,595	(10.87)%

(1)
See Notes 2.g.1 and 2.h of our audited financial statements for more details.

Commercial, financial and industrial

        Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 11.0% to Ps.4,841 million in 2016 from Ps.5,438 million in 2015. The decrease is mainly the result of the significant growth in the middle market and SME loan portfolio, which was offset by lower impairment losses related to the home builders and Pemex suppliers' portfolios, where the expected impairment loss decreased because of a lower level of outstanding non-performing loans which decreased driven by charge-offs in these portfolios.

        Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2016 represented 38.9% of our total non-performing loans, decreased by Ps.2,831 million, or 29.3%, from December 31, 2015 to December 31, 2016, primarily due to charge-offs made during 2016 in connection with the three principal Mexican companies in the home builder sector and those certain loans that had to be restructured during 2014 following the delays in the execution of certain projects. Additionally, non-performing loans in the middle market and SME segments have remained stable and in line with portfolio growth. Our NPL ratio with respect to commercial, financial and industrial loans improved from 3.47% as of December 31, 2015 to 2.21% as of December 31, 2016.

Mortgage

        Our impairment losses in our mortgage loans portfolio decreased by 2.7% or Ps.8 million in 2016, from Ps.300 million in 2015 to Ps.292 million in 2016. Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2016 represented 38.5% of our total non-performing loans, increased by Ps.264 million, or 4.1%, from December 31, 2015 to December 31, 2016, resulting in a non-performing loan ratio of 5.12%, as compared to 5.30% in 2015. With respect to the acquisition of ING Hipotecaria's mortgage business, it did not negatively impact our level of non-performing loans as the NPL ratio of the portfolio has stabilized.

  Installment loans to individuals

        Our impairment losses in our installment loans to individuals portfolio increased by Ps.1,249 million, or 13.2% to Ps.10,728 million in 2015 from Ps.9,479 million in 2015. This increase in impairment losses was mainly due to significant loan growth, especially in payroll loans and revolving credit cards.

        Non-performing loans in installment loans to individuals portfolio, which as of December 31, 2016 represented 22.6% of our total non-performing loans, increased Ps.420 million, or 11.8%, from December 31, 2015 to December 31, 2016. This increase was due to an increase of non-performing loans in our revolving credit card loan portfolio of Ps.106 million and an increase in the non-performing loans in our non-revolving consumer loan portfolio of Ps.314 million.

        Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio improved from 3.86% as of December 31, 2015 to 3.79% as of December 31, 2016, due to higher loan growth resulting from increased consumer demand and our commercial efforts to incentivize the use of our credit cards.

        Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 3.82% as of December 31, 2015 to 4.10% as of December 31, 2016, driven by higher loan growth resulting from increased focus on payroll loans, many of which were originated in 2015 and matured in 2016.

Non-performing loan coverage ratio

        The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	(Percentages)
Commercial, financial and industrial	82.12%	94.46%
Mortgage	39.27%	36.07%
Installment loans to individuals	232.01%	225.79%
Revolving consumer credit card loans	243.12%	253.18%
Non-revolving consumer loans	220.01%	199.36%

Total	94.97%	101.64%

        The non-performing loan coverage ratio increased from 94.97% to 101.64%, mainly reflecting improvements in the commercial, financial and industrial and the revolving consumer credit card portfolios.

        The non-performing loan coverage ratio of our commercial loan portfolio increased from 82.12% in 2015 to 94.46% in 2016, mainly driven by a decrease in the non-performing loans portfolio which resulted from charge-offs made in 2016 in connection with our exposure to home builders and Pemex suppliers.

        With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans declined from 220.01% in 2015 to 199.36% in 2016. Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans increased from 243.12% to 253.18%.

        Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 36.07%, reflecting the combined effect of a 2.7% decrease in allowances for impairment losses and a 4.1% increase in impaired assets.

Provisions (Net)

        Our provisions (net) consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk, provisions for legal and tax matters and provisions for other matters. Off-balance sheet risks include undrawn lines of credit of credit cards, guarantees and loan commitments of commercial and public-sector loans and guarantees and loan commitments of commercial loans to SMEs.

        Provisions (net) in 2016 registered a net loss of Ps.881 million, which compares to a net gain of Ps.258 million in 2015. This variation to provisions mainly resulted from higher provisions for legal and tax contingencies and higher requirements for provisions for other matters, while off-balance sheet risk provisions were affected by significant releases during 2015 as a consequence of the refinements made to our impairment models which resulted in the reduction of the probability of use of undrawn credit lines.

        See Note 24 of our audited financial statements.

Income Tax

        Income tax in 2016 was Ps.5,351 million, a Ps.1,047 million or 24.3% increase from Ps.4,304 million in 2015. Our effective tax rates in 2015 and 2016 were 23.43% and 24.45%, respectively. Our effective tax rate increased 102 basis points in 2016 compared to 2015. The variation in income tax paid is primarily explained by the increase in income before taxes in 2016 as compared to 2015. The permanent items in both periods remained stable.

        See Notes 26 and 26.b of our audited financial statements.

Results of Operations by Segment for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

        The following table presents an overview of certain consolidated income statement data for each of our segments in 2015 and 2016.

	Retail Banking(1)				Global Corporate Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2015		2016		2015		2016		2015		2016
	(Millions of pesos)
Net interest income	Ps.	37,514	Ps.	42,277	Ps.	4,060	Ps.	4,899	Ps.	1,414	Ps.	1,954
Dividend Income		—		—		24		—		80		94
Fee and commission income (expense) (net)		11,839		12,211		1,786		1,749		7		(20)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		866		721		1,060		2,682		584		359
Other operating income (expenses) (net)		(2,101)		(2,104)		(466)		(649)		29		(122)

Total income	Ps.	48,118	Ps.	53,105	Ps.	6,464	Ps.	8,681	Ps.	2,114	Ps.	2,265

Administrative expenses		(18,647)		(19,955)		(1,956)		(2,440)		(177)		(260)
Depreciation and amortization		(1,759)		(1,890)		(94)		(158)		(10)		(10)
Impairment losses on loans and receivables (net)		(15,081)		(15,955)		(960)		(706)		—		—
Impairment losses on other assets (net)		—		—		—		—		—		—
Provisions (net)		265		(75)		—		(29)		(7)		(777)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		7		20
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		91		71

Operating profit before tax	Ps.	12,896	Ps.	15,230	Ps.	3,454	Ps.	5,348	Ps.	2,018	Ps.	1,309

(1)
The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment's activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

(2)
The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

(3)
The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

        The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2015 and 2016.

	Retail Banking				Global Corporate Banking				Corporate Activities
	As of December 31,
	2015		2016		2015		2016		2015		2016
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	50,063	Ps.	48,049	Ps.	8,424	Ps.	29,891	Ps.	1,301	Ps.	723
Financial assets held for trading		—		—		326,118		342,195		754		387
Other financial assets at fair value through profit or loss		—		—		28,437		42,340		—		—
Available-for-sale financial assets		—		—		—		—		113,873		154,644
Loans and receivables		414,702		460,891		159,911		172,751		24,099		41,856
Hedging derivatives		—		—		—		—		12,121		15,003
Non-current assets held for sale		13		990		1		117		1,087		—
Tangible assets		4,667		4,789		787		808		93		95
Intangible assets		2,751		3,573		392		464		1,734		1,735
Tax assets		—		—		—		—		18,659		23,301
Other assets		1,203		1,297		28		30		4,616		5,008

Total assets	Ps.	473,399	Ps.	519,589	Ps.	524,098	Ps.	588,596	Ps.	178,337	Ps.	242,752

Financial liabilities held for trading	Ps.	—	Ps.	—		Ps.172,573		Ps.266,829	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		6,400		7,603		126,864		128,186		75,077		1,071
Financial liabilities at amortized cost		394,518		463,861		113,881		168,297		150,810		173,933
Hedging derivatives		—		—		—		—		9,568		14,287
Provisions(1)		952		874		267		282		5,361		6,046
Tax liabilities		—		—		—		—		643		44
Other liabilities		2,561		3,287		419		537		8,182		10,572

Total liabilities	Ps.	404,431	Ps.	475,625	Ps.	414,004	Ps.	564,131	Ps.	249,641	Ps.	205,953

Total equity	Ps.	57,928	Ps.	60,238	Ps.	19,233	Ps.	27,208	Ps.	30,597	Ps.	17,782

Total liabilities and equity	Ps.	462,359	Ps.	535,863	Ps.	433,237	Ps.	591,339	Ps.	280,238	Ps.	223,735

(1)
Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters.

Retail Banking Segment

        Our Retail Banking segment's activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels, and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgages, and payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Global Corporate Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

        Operating profit before taxes attributable to the Retail Banking segment in 2016 was Ps.15,230 million, a 18.1% or Ps.2,334 million increase from Ps.12,896 million in 2015. This increase was mainly due to:

  •
  a 12.7% or Ps.4,763 million increase in net interest income, mainly due to an increase of Ps.51,580 million, or 15.0% in the average balance of the loan portfolio excluding credit cards and an increase of Ps.5,383 million, or 12.3% in the average balance of the credit card loan portfolio, both resulting from the organic growth of the portfolio, which was further supported by increases of 29 basis points and 28 basis points, respectively, in the average interest rate of these portfolios, resulting mainly from the increases in reference rates enacted by the Mexican Central Bank during 2016 and our strong focus on returns on risk-weighted assets. At the same time, the increase in the average interest rate of our credit card loan portfolio was partly affected by a change in the mix in the composition of such portfolio, with a greater percentage of customers paying their outstanding balances in full, therefore not contributing to interest income; and

  •
  a 3.1% or Ps.372 million increase in net fees and commissions income, from Ps.11,839 million in 2015 to Ps.12,211 million in 2016, due mainly to an increase in fees and commissions earned from fund management, foreign exchange, insurance products and collection and payment services, partially offset by a decrease in net credit and debit card fees.

        These positive effects were partially offset by:

  •
  a 7.0% or Ps.1,308 million increase in administrative expenses, from Ps.18,647 million in 2015 to Ps.19,955 million in 2016, mainly due to increases in headcount, bonuses and salaries, which resulted in higher personnel expenses as well as higher administrative expense, technology and systems and advertising and communication expenses. Personnel expenses increased Ps.593 million, or 6.4%, resulting from an increase of Ps.449 million, or 6.4%, in salaries and bonuses and an increase of Ps.144 million, or 6.4%, in other personnel expenses, while administrative expenses, technology and systems and advertising and communication expenses increased Ps.250 million, or 67.9%, Ps.169 million, or 8.1%, Ps.168 million, or 23.9%, respectively mainly reflecting the execution of our strategic initiatives to continue supporting business growth, client service and innovation;

  •
  a 5.8% or Ps.874 million increase in impairment losses on loans and receivables, reflecting mainly an increases in impairment losses of Ps.629 million and Ps.620 million in our consumer and credit card loan portfolios, respectively. Increases which were partially offset by decreases in impairment losses of Ps.343 million in our commercial loan portfolio, Ps.8 million in our mortgage portfolio and Ps.24 million in loan collection and recovery expenses; and

  •
  a 16.7% or Ps.145 million decrease in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.866 million in 2015 to a gain of Ps.721 million in 2016, primarily due to losses on derivatives and structured notes that were affected by negative economic conditions and volatility in global financial markets.

Global Corporate Banking Segment

        Our Global Corporate Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Global Corporate Banking segment customers. This segment also includes our proprietary trading operations.

        Operating profit before taxes attributable to the Global Corporate Banking segment in 2016 was Ps.5,348 million, representing a Ps.1,894 million, or 54.8% increase from Ps.3,454 million in 2015. This increase was mainly due to:

  •
  a Ps.1,622 million increase in gains/(losses) on financial assets and liabilities and exchange differences, from a gain of Ps.1,060 million in 2015 to a gain of Ps.2,682 million in 2016, primarily due to an increase of Ps.1,290 million in market making, resulting from higher client activity;

  •
  a 20.7% or Ps.839 million increase in net interest income, mainly due to an increase of Ps.1,288 million in interest income from loans and advances to customers. The increase in interest income from loans and advances to customers resulted from a Ps.13,010 million, or 11.0% increase in the average portfolio of loans and advances to customers, combined with a 63 basis points increase in the average interest rate, which was partly offset by a 17 basis points decrease in the spread. The 63 basis points increase in the average interest rate earned from loans and advances to corporate customers, mainly resulted from the combination of increases to the reference rate enacted by Mexican Central Bank during 2016 and stronger focus on returns on risk weighted-assets; and

  •
  a 26.5% or Ps.254 million decrease in net impairment losses on financial assets, from Ps.960 million in 2015 to Ps.706 million in 2016. This decrease mainly resulted from lower impairment losses related to the home builders and Pemex suppliers' portfolios, where the previous year had registered additional provision requirements as the expected loss had increased, however, during 2016 the expected loss decreased a no further provisioning was required.

        These positive results were partially offset by:

  •
  a 24.7% or Ps.484 million increase in administrative expenses, from Ps.1,956 million in 2015 to Ps.2,440 million in 2016, mainly due to increases in bonuses and salaries, as well as higher administrative expenses and technology and systems expenses. Personnel expenses increased Ps.222 million, or 18.0%, resulting from an increase of Ps.174 million, or 27.0%, in salaries and bonuses and an increase of Ps.48 million, or 8.0%, in other personnel expenses, while administrative expenses and technology and systems increased Ps.140 million and Ps.51 million, respectively;

  •
  a 39.3% or Ps.183 million decrease in other operating income which mainly resulted from higher contributions to the IPAB, resulting from an increase in customer deposits; and

  •
  a 2.1% or Ps.37 million decrease in net fees and commissions income, from Ps.1,786 million in 2015 to Ps.1,749 million in 2016, mainly due to a decrease in net fees and commissions from financial advisory which offset increases in net fees and commissions from capital markets and securities activities.

Corporate Activities Segment

        Our Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

        Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Global Corporate Banking) and the Corporate Activities segment as follows:

  •
  the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

  •
  the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

  •
  finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

        The financial management division determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short-and medium-term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank's reference interest rates for long-term securities.

        The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario changed to short-term interest rates increases, we have reduced the volume of activity in the ALCO portfolio, leaving existing positions to mature at their stated maturity.

        Operating profit before taxes attributed to Corporate Activities in 2016 was a gain of Ps.1,309 million, a Ps.709 million, or 35.1% decrease from a gain of Ps.2,018 million in 2015. This decrease in operating profit before taxes was mainly due to a Ps.770 million decrease in provisions (net), from a gain of Ps.7 million in 2015 to a loss of Ps.777 million in 2016, mainly due to higher provisions for legal and fiscal contingencies. This negative result was partly offset by a Ps.540 million, or 38.2%, increase in net interest income from Ps.1,414 million in 2015 to Ps.1,954 million in 2016 which mainly resulted from interest rates hikes in the short-term.

B.    Liquidity and Capital Resources

        Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

        Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 76.6% of our total deposits, 88.2% of our customer deposits and 104.8% of our demand and time deposits as of December 31, 2017. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

        Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding. We are autonomous in the management of our liquidity and capital needs, with no structural support from the Former Holding Company, our new holding company, Grupo Fiananciero Santander México, S.A. de C.V. or any other unit of the Santander Group.

        Pursuant to the Mexican Capitalization Requirements, we may be restricted from paying dividends to our new holding company, Grupo Fiananciero Santander México, S.A. de C.V., if we do not meet our required regulatory capital ratios, do not have sufficient retained earnings or do not maintain legal reserves at required levels. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries' earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors.

        For information about our use of financial instruments for hedging purposes, see Note 13 of our audited financial statements and "Item 11. Quantitative and Qualitative Disclosures About Risk—Market Risk."

Risk-Weighted Assets and Regulatory Capital

        Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.10%. As of December 31, 2017, our Capital Ratio was 15.73%.

        The table below presents our risk-weighted assets and Capital Ratios as of December 31, 2015, 2016 and 2017, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2015		2016		2017
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1)	Ps.	80,327,825	Ps.	71,487,285	Ps.	79,455,469
Tier 1		80,327,825		81,784,659		89,267,141
Tier 2		23,311,400		27,453,243		26,053,739
Total capital		103,639,225		109,237,902		115,320,880
Risk-Weighted Assets:
Credit risk		487,439,953		546,227,285		553,910,680
Market risk		112,427,480		108,027,290		137,991,688
Operational risk		64,255,011		39,609,492		41,443,619
Total risk-weighted assets		664,122,444		693,864,067		733,345,986
Required Regulatory Capital:
Credit risk		38,995,196		43,698,183		44,312,854
Market risk		8,994,198		8,642,183		11,039,335
Operational risk		5,140,401		3,168,759		3,315,490
Total risk-weighted assets	Ps.	53,129,795	Ps.	55,509,125	Ps.	58,667,679
Capital Ratios (credit, market & operational risk)(*):
CET 1 capital to risk-weighted assets		12.10%		10.30%		10.83%
Tier 1 capital to risk-weighted assets		12.10%		11.79%		12.17%
Tier 2 capital to risk-weighted assets		3.51%		3.95%		3.55%
Total capital to risk-weighted assets(1)(2)		15.61%		15.74%		15.73%

(*)
The capital ratios included in this table are in accordance to the data published by the CNBV.

(1)
Our Capitalization Index as of December 31, 2017 decreased one basis points from 15.74% as of December 31, 2016 to 15.73% on December 31, 2017, mainly due to increases of 4.6% (Ps.146.7 million) in regulatory capital required for operational risk, 27.7% (Ps.2,397.2 million) in regulatory capital required for market risk and 1.4% (Ps.614.7 million) in regulatory capital required for credit risk and 5.7% (Ps.3,158.6 million) in total capital.

        The decrease in AT1 for 2016 is explained by the issuance of U.S.$500 million Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes for the "Non-Core Basic Capital Instruments" on December 29, 2016.

        The Mexican government has stated that the country will be an early adopter of the Basel III international rules, which will require full implementation by 2019. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of CET1, and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, Banco Santander Mexico was imposed a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year. Banco Santander México remained in compliance as of December 31, 2017 with the regulations in the second year of their application, demonstrating that Banco Santander México has been fully in compliance since such regulations' establishment.

        In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2017 was 7.03%, as of November 30, 2017, was 7.31%, as of October 31, 2017 was 7.29%, as of September 30, 2017 was 7.63%, as of June 30, 2017 was 7.50%, as of March 31, 2017 was 7.04%, and as of December 31, 2016 was 6.35%.

        This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

        Liquidity management seeks to ensure that, even under adverse conditions, we have access to funds necessary to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

        Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects. See "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign

Currency-Denominated Liabilities" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk."

        Additionally, the Basel III framework has implemented a liquidity coverage ratio, or LCR, and is considering the definition of a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of our assets and activities over a one-year period.

        As part of our liquidity management model, in recent years we have been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

        On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette the General Liquidity Requirements, which entered into effect on January 1, 2015.

        On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution amending the methodology to calculate the leverage percentage of financial institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with these requirements.

        We have three principal sources of short-term peso funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

        The following table shows the composition of our short-term funding described above:

	As of December 31,
	2015		2016		2017
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	215,028	Ps.	246,101	Ps.	256,635
Non-interest-bearing deposits		132,725		157,222		165,393

Subtotal	Ps.	347,753	Ps.	403,323	Ps.	422,028
Time deposits:
Notes with interest payable at maturity	Ps.	109,827	Ps.	124,375	Ps.	141,883
Fixed-term deposits		874		5,454		5,598
Foreign currency time deposits		10,943		10,579		11,983

Subtotal	Ps.	121,644	Ps.	140,408	Ps.	159,464
Repurchase agreements		49,595		83,891		81,790
Accrued interest(1)		155		578		1,054
Other deposits		24,652		27,696		26,230

Total customer deposits	Ps.	543,799	Ps.	655,896	Ps.	690,566
Deposits from the Mexican Central Bank and credit institutions(2)		199,833		139,956		104,874

Total deposits(3)	Ps.	743,632	Ps.	795,852	Ps.	795,440

(1)
Mainly from time deposits.

(2)
Includes Ps.145,484 million, Ps.40,634 million and Ps.28,359 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2015, 2016 and 2017, respectively.

(3)
As of December 31, 2015, we had deposits of Ps.543,799 million from customers, Ps.54,674 million from credit institutions and Ps.145,159 million from the Mexican Central Bank.As of December 31, 2016, we had deposits of Ps.655,896 million from customers, Ps.124,477 million from credit institutions and Ps.15,479 million from the Mexican Central Bank. As of December 31, 2017, we had deposits of Ps.690,566 million from customers, Ps.82,457 million from credit institutions and Ps.22,417 million from the Mexican Central Bank. See "Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits."

        Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 5.2%, from Ps.157,222 million at December 31, 2016 to Ps.165,393 million at December 31, 2017 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

        Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one to 364 days.

        Repurchase agreements are another important instrument in Mexico's money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

        The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under repurchase agreements. Short-term borrowings at year-end from 2016 to 2017 remain stable. See "Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings."

	IFRS for the year ended December 31,
	2015			2016			2017
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	195,079	3.16%	Ps.	124,525	5.45%	Ps.	110,149	6.79%
Average during year		199,040	2.96%		190,943	4.11%		157,984	6.61%
Maximum month-end balance		256,412	3.12%		249,866	5.45%		199,054	7.10%
Short positions:
At December 31(1)	Ps.	30,071	3.27%	Ps.	40,613	5.32%	Ps.	68,443	6.84%
Average during year		47,880	3.04%		49,259	3.92%		64,615	6.50%
Maximum month-end balance		95,081	3.16%		78,075	5.32%		99,320	7.15%

Total short-term borrowings at year end	Ps.	225,150	3.22%	Ps.	165,138	5.39%	Ps.	178,592	6.81%

(1)
This amount forms part of the outstanding balance of "Short positions" in our consolidated balance sheet. See Note 11.b of our audited financial statements.

        In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs. The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets. We review our pricing policy daily and we believe we can reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

        We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), time deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2017, the balance of our debt securities outstanding totaled Ps.132,181 million. See "—Debt Securities Outstanding."

        The cost of our peso-denominated funding has not been affected by the downgrades of Spain's sovereign debt, Banco Santander Parent's debt and our related downgrades. For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated, Aaa.mx and AAA(mex) by Moody's and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt.

        We do not rely in any material respect on funding from Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us. As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent's financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under "Item 3. Key Information—D. Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations."

        Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2018 capital expenditures. For 2018, we have a capital expenditures budget of Ps.6,205 million (U.S.$315.6 million), 69.2% of which (Ps.4,292 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,913 million). In 2017, our capital expenditures were Ps.4,322 million (U.S.$220 million), 78.0% of which (Ps.3,372 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.950 million).

        As of December 31, 2017, total interest-bearing liabilities denominated in dollars amounted to Ps.110,481 million, or U.S.$5,618 million, representing 13.9% of our total deposits and 16.0% of our customer deposits. The sources of such funding as of December 31, 2015, 2016 and 2017 were as follows:

	IFRS
	As of December 31,
	2015		2016		2017		2017
	(Millions of pesos)						(Millions of U.S.$)(1)
Demand deposits	Ps.	42,673	Ps.	58,815	Ps.	49,716	U.S.$	2,528
Time deposits		29,893		40,427		15,119		769
Bank and other loans		23,032		55,577		45,646		2,321

Total	Ps.	95,598	Ps.	154,819	Ps.	110,481	U.S.$	5,618

(1)
Translated at the rate of Ps.19.6629 per U.S.$1.00 as calculated on December 29, 2017 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2018, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See "Item 3. Key Information—A. Selected Financial Data—Exchange Rates."

Foreign Currency Position

        Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of securities in the international capital markets. We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties. Foreign currency funding rates are generally referenced to the London Interbank Offered Rate, or LIBOR.

        Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2017, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$ 61,080 million (Ps.1,201,017 million) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$61,206 million (Ps.1,203,487 million). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

        As of December 31, 2017, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$9,143 million (Ps.179,778 million). As of such date, our foreign currency-denominated liabilities were U.S.$6,169 million (Ps.121,300 million). For a discussion of the components of Tier 1 and Tier 2 capital, see "Item 4. Information on the Company—B. Business Overview—Supervision and Regulation."

        For the years ended December 31, 2015, 2016 and 2017, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

        The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2015				2016				2017
	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate	Average Balance		% of Total Average Liabilities and Equity	Average Nominal Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	251,096	24.34%	1.27%	Ps.	322,411	29.31%	1.57%	Ps.	366,380	30.81%	2.43%
Time deposits		156,072	15.13%	2.56%		171,245	15.57%	3.35%		208,459	17.53%	4.80%
Deposits from the Mexican Central Bank and credit institutions		195,739	18.97%	3.07%		162,882	14.81%	3.77%		123,073	10.35%	6.15%
Repurchase agreements		63,803	6.18%	2.89%		90,619	8.24%	4.22%		86,170	7.25%	6.58%
Marketable debt securities and other financial liabilities		51,021	4.94%	3.71%		57,698	5.24%	4.55%		58,661	4.93%	6.30%
Other liabilities(1)		77,733	7.53%	3.07%		64,172	5.83%	4.67%		65,210	5.48%	6.56%
Subordinated liabilities		20,438	1.98%	6.16%		24,101	2.19%	6.11%		24,427	2.04%	6.55%

Subtotal interest-bearing liabilities		815,902	79.07%	2.60%		893,128	81.19%	3.17%		932,380	78.39%	4.52%
Non-interest-bearing liabilities		113,309	10.99%			95,863	8.71%			146,432	12.32%
Total equity		102,565	9.94%			111,083	10.10%			110,328	9.28%
Subtotal non-interest-bearing liabilities and equity		215,874	20.93%			206,946	18.81%			256,760	21.60%

Total liabilities and equity	Ps.	1,031,776	100.00%		Ps.	1,100,074	100.00%		Ps.	1,189,140	99.99%

(1)
This line includes the amount of financial liabilities arising from the sale of financial assets under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

        Average time deposits as a share of average total liabilities and equity increased from 15.57% as of December 31, 2016 to 17.53% as of December 31, 2017, while the ratio of average demand accounts to average total liabilities and equity increased from 29.31% to 30.81% over the same period.

        Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 8.71% as of December 31, 2016 to 12.32% as of December 31, 2017.

Composition of Deposits

        The following table sets forth the composition of our demand and time deposits as of December 31, 2015, 2016 and 2017.

	IFRS
	As of December 31,
	2015		2016		2017
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	215,028	Ps.	246,101	Ps.	256,635
Non-interest-bearing deposits		132,725		157,222		165,393
Subtotal	Ps.	347,753	Ps.	403,323	Ps.	422,028
Time deposits
Notes with interest payable at maturity	Ps.	109,827	Ps.	124,375	Ps.	141,883
Fixed-term deposits(1)		874		5,454		5,598
Foreign currency time deposits(2)		29,893		40,427		15,119
Subtotal	Ps.	140,594	Ps.	170,256	Ps.	162,600

Total	Ps.	488,347	Ps.	573,579	Ps.	584,628

(1)
As of December 31, 2015, 2016 and 2017 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.

(2)
As of December 31, 2015, includes Ps.18,950 million of foreign currency time deposits from other credit institutions. As of December 31, 2016, includes Ps.29,848 million of foreign currency time deposits from other credit institutions. As of December 31, 2017, includes Ps.3,136 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

        The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2017.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Certificates of deposit (unsecured)(2)	36	12/28/2018	7.42%
Certificates of deposit (unsecured)(2)	11	12/27/2018	7.43%
Certificates of deposit (unsecured)(2)	23	12/26/2018	7.42%
Certificates of deposit (unsecured)(2)	28	12/24/2018	7.42%
Certificates of deposit (unsecured)(2)	40	12/21/2018	7.42%
Certificates of deposit (unsecured)(2)	28	12/20/2018	7.41%
Certificates of deposit (unsecured)(2)	13	12/19/2018	7.41%
Certificates of deposit (unsecured)(2)	13	12/18/2018	7.40%
Certificates of deposit (unsecured)(2)	24	12/17/2018	7.40%
Certificates of deposit (unsecured)(2)	28	12/14/2018	7.26%
Certificates of deposit (unsecured)(2)	29	12/13/2018	7.25%
Certificates of deposit (unsecured)(2)	31	12/11/2018	7.23%
Certificates of deposit (unsecured)(2)	18	12/10/2018	7.20%
Certificates of deposit (unsecured)(2)	20	12/07/2018	7.19%
Certificates of deposit (unsecured)(2)	27	12/06/2018	7.19%
Certificates of deposit (unsecured)(2)	19	12/05/2018	7.19%
Certificates of deposit (unsecured)(2)	11	12/04/2018	7.19%
Certificates of deposit (unsecured)(2)	8	12/03/2018	7.19%
Certificates of deposit (unsecured)(2)	16	11/30/2018	7.42%
Certificates of deposit (unsecured)(2)	1,200	12/06/2018	7.42%
Certificates of deposit (unsecured)(2)	11	11/29/2018	7.43%
Certificates of deposit (unsecured)(2)	600	11/28/2018	7.66%
Certificates of deposit (unsecured)(2)	4	11/28/2018	7.42%
Certificates of deposit (unsecured)(2)	300	11/28/2018	7.66%
Certificates of deposit (unsecured)(2)	6	11/27/2018	7.42%
Certificates of deposit (unsecured)(2)	4	11/26/2018	7.42%
Certificates of deposit (unsecured)(2)	5	11/23/2018	7.42%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Certificates of deposit (unsecured)(2)	7	11/22/2018	7.41%
Certificates of deposit (unsecured)(2)	6	11/21/2018	7.41%
Certificates of deposit (unsecured)(2)	7	11/20/2018	7.40%
Certificates of deposit (unsecured)(2)	1	11/16/2018	7.26%
Certificates of deposit (unsecured)(2)	6	11/15/2018	7.25%
Certificates of deposit (unsecured)(2)	1	11/14/2018	7.23%
Certificates of deposit (unsecured)(2)	500	11/05/2018	7.43%
Certificates of deposit (unsecured)(2)	2,000	11/01/2018	7.67%
Certificates of deposit (unsecured)(2)	1,200	09/17/2018	7.44%
Certificates of deposit (unsecured)(2)	500	09/13/2018	7.43%
Certificates of deposit (unsecured)(2)	2,000	09/13/2018	7.43%
Certificates of deposit (unsecured)(2)	3,800	08/17/2018	7.43%
Certificates of deposit (unsecured)(2)	100	08/16/2018	7.43%
Certificates of deposit (unsecured)(2)	1,100	08/16/2018	7.62%
Certificates of deposit (unsecured)(2)	50	07/27/2018	7.46%
Certificates of deposit (unsecured)(2)	1,000	07/17/2018	7.55%
Certificates of deposit (unsecured)(2)	1,000	06/25/2018	7.55%
Certificates of deposit (unsecured)(2)	1,000	06/08/2018	7.59%
Certificates of deposit (unsecured)(2)	500	05/24/2018	7.69%
Certificates of deposit (unsecured)(2)	700	05/09/2018	7.64%
Certificates of deposit (unsecured)(2)	750	02/23/2018	7.54%
Certificates of deposit (unsecured)(2)	1,000	02/22/2018	7.50%
Certificates of deposit (unsecured)(2)—USD	3	09/05/2018	0.96%
Certificates of deposit (unsecured)(2)—USD	98	04/30/2018	0.99%
Certificates of deposit (unsecured)(2)—USD	3,933	11/14/2018	1.62%
Certificates of deposit (unsecured)(2)—USD	1	07/31/2018	0.40%
Certificates of deposit (unsecured)(2)—USD	3	07/31/2018	0.99%
Certificates of deposit (unsecured)(2)—USD	1	06/29/2018	0.40%
Certificates of deposit (unsecured)(2)—USD	3	06/29/2018	0.98%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Certificates of deposit (unsecured)(2)—USD	12	06/27/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	12	06/15/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	23	04/06/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	23	05/21/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	34	05/18/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	23	05/18/2018	0.98%
Certificates of deposit (unsecured)(2)—USD	5	09/05/2018	0.96%
Certificates of deposit (unsecured)(2)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)(2)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)(2)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)(2)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)(2)—USD	44	02/28/2018	0.65%
Certificates of deposit (unsecured)(2)—USD	79	04/01/2018	0.85%
Certificates of deposit (unsecured)(2)—USD	2,514	01/26/2018	1.70%
Certificates of deposit (unsecured)(2)—USD	37	01/19/2018	0.85%
Certificates of deposit (unsecured)(2)—USD	68	01/19/2018	0.85%
Certificates of deposit (unsecured)(2)—USD	585	01/16/2018	1.20%
Senior Unsecured Notes	19,449	09/11/2022	4.13%
Structured bank bonds(3)	151	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds(3)	59	01/04/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds(3)	10	01/17/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds(3)	57	05/24/2021	TIIE
Structured bank bonds(3)	18	05/12/2021	TIIE
Structured bank bonds(3)	347	04/23/2021	TIIE
Structured bank bonds(3)	7	03/16/2021	TIIE
Structured bank bonds(3)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(3)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(3)	41	02/23/2021	TIIE
Structured bank bonds(3)	167	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	128	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	66	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	45	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	8	11/05/2020	TIIE
Structured bank bonds(3)	515	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(3)	771	10/23/2020	TIIE
Structured bank bonds(3)	36	12/27/2019	Guaranteed rate subject to SX7E
Structured bank bonds(3)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	66	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(3)	155	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(3)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(3)	103	10/16/2019	Guaranteed rate subject to Euro STOXX 50

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds(3)	20	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(3)	90	09/25/2019	TIIE
Structured bank bonds(3)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	10	06/26/2019	TIIE
Structured bank bonds(3)	58	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	219	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	7	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	15	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(3)	50	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	118	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(3)	18	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(3)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(3)	110	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	19	11/16/2018	Guaranteed rate subject to S&P and IPC
Structured bank bonds(3)	167	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(3)	135	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	166	09/26/2018	Guaranteed rate subject to S&P
Structured bank bonds(3)	105	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	133	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(3)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(3)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(3)	126	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(3)	305	06/29/2018	Guaranteed rate subject to IPC and S&P
Structured bank bonds(3)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	925	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(3)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(3)	150	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(3)	467	06/27/2018	2.00%
Structured bank bonds(3)	13	06/08/2018	INDEX(IPC)
Structured bank bonds(3)	159	06/06/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	127	05/31/2018	INDEX(Euro SX5E)
Structured bank bonds(3)	715	05/30/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(3)	10	05/25/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	148	05/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	101	05/09/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(3)	6	04/03/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	892	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(3)	49	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	46	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	21	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	90	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	41	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(3)	41	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	476	03/02/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(3)	10	02/21/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	24	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	310	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(3)	40	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(3)	14	01/04/2018	Guaranteed rate subject to Euro STOXX Oil & Gas
Structured bank bonds(3)	572	01/04/2018	Guaranteed rate subject to Euro STOXX Oil & Gas
Structured bank bonds(3)	181	05/17/2019	Guaranteed rate subject to Euro STOXX 50
Promissory notes	1,115	08/22/2018	7.5300%
Promissory notes	499	08/10/2018	7.5600%
Promissory notes	1,022	08/06/2018	7.5700%
Promissory notes	511	08/03/2018	7.5800%
Promissory notes	96	06/04/2018	7.3800%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Promissory notes	868	06/04/2018	7.3800%
Promissory notes	2,677	02/28/2018	7.3800%
Promissory notes	1	01/23/2018	7.2500%
Promissory notes	58	01/23/2018	7.2500%
Promissory notes	60	01/02/2018	7.2000%
Promissory notes	10,001	01/02/2018	7.2500%
Promissory notes	6,500	01/02/2018	7.2500%
Unsecured bonds	3,000	03/16/2018	8.9100%
Unsecured bonds	3,000	09/01/2026	7.1900%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	1,700	03/09/2021	TIIE + 15 bps
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Mortgage-backed bonds	133	05/25/2032	5.000%
Mortgage-backed bonds	15	05/25/2032	6.400%
Tier II Subordinated Capital Notes	25,443	10/20/2046	5.950%
Subordinated Additional Tier 1 Capital	9,831	01/30/2024	8.500%

	131,055
Transaction costs and accrued interest	1,126

Total issuances	132,181

(1)
Equals funding amounts taking into consideration redemptions. See Note 21 of our audited financial statements.

(2)
Referred to in the local Mexican market as certificados de depósito bancario de dinero a plazo.

(3)
Referred to in the local Mexican market as bonos bancarios estructurados.

(4)
Referred to in the local Mexican market as certificados bursátiles bancarios.

(5)
Referred to in the local Mexican market as certificados bursátiles.

(6)
Referred to in the local Mexican market as pagaré con rendimiento liquidable al vencimiento.

  The Additional Tier 1 Capital Notes

        On December 29, 2016, we issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the "Back-to-Back notes") in an aggregate principal amount of U.S.$500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture dated as of December 27, 2016 (the "Back-to-Back Indenture"), at an issue price of 100%. The Former Holding Company purchased 100% of the aggregate principal amount of the Back-to-Back notes. At the same time, the Former Holding Company issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the "AT1 Notes") in the same principal amount as the aggregate principal amount of the Back-to-Back notes and with substantially the same terms and conditions as the Back-to-Back notes, issued pursuant to an indenture that is substantially the same as the Back-to-Back Indenture (the "Tier 1 indenture"). We used the net proceeds of the offering of the Back-to-Back notes for general corporate purposes and the Former Holding Company used the proceeds of the offering of the AT1 Notes to purchase the Back-to-Back notes. In connection with the Merger, the Back-to-Back notes were cancelled and we assumed all of the payment and other obligations of the Former Holding Company under the AT1 Notes and the Tier 1 indenture by executing a supplemental indenture to the Tier 1 indenture (the "Second Supplemental Indenture") with the Former Holding Company and The Bank of New York Mellon.

        Interest on the AT1 Notes is due and payable only at our sole discretion and we have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the AT1 Notes will be automatically canceled upon occurrence of certain capital events. Such canceled interest shall not accumulate or be due and payable at any time thereafter. The AT1 Notes have no fixed maturity or fixed redemption date, and bear interest at a rate equal to 8.500% per annum. Interest on the AT1 Notes is paid quarterly in arrears on January 20, April 20, July 20 and October 20 of each year, commencing on April 20, 2017.

        Subject to a prior redemption or one or more automatic conversions, from and including the date on which the AT1 Notes were initially issued, to but excluding January 20, 2022 (the "First Call Date"), interest will accrue on the then current principal amount of notes at an initial rate equal to 8.500% per annum. The First Call Date and every fifth anniversary thereafter shall each be a "Reset Date". Subject to a prior redemption or one or more Automatic Conversions, from and including each Reset Date, including the First Call Date, to but excluding the next succeeding Reset Date, interest will accrue on the then current principal amount at a rate per annum equal to the sum of the then-prevailing Treasury Yield on the relevant Reset Determination Date and 647.20 basis points (rounded to two decimal places, with 0.005 being rounded down).

        We may redeem the AT1 Notes at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, plus additional interest, if any, to but excluding the date fixed for redemption, (i) in whole or in part, on January 20, 2022 and on any interest payment date thereafter, (ii) in whole but not in part upon the occurrence of certain tax events affecting the withholding taxes payable on the AT1 Notes, or (iii) in whole but not in part upon the occurrence of certain special events, subject, in each case, to certain conditions. Any such redemption shall be subject to certain regulatory requirements, including obtaining prior authorization from Banco de México.

        Upon the occurrence of certain conversion trigger events (including when our Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%), on the conversion date, the then current principal amount of the AT1 Notes will be automatically reduced in one or more automatic conversions and the converted principal amount relating to such automatic conversions shall be converted exclusively into (i) if the holder of the AT1 Notes is Banco Santander Parent, our Series F shares and (ii) if the holder of the AT1 Notes is not Banco Santander Parent, our Series B shares at the Conversion Price. The AT1 Notes are not convertible at the option of the holders at any time.

        The conversion price shall be, if the ordinary shares are: (i) then admitted to trading on the Mexican Stock Exchange, the higher of: (a) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the 30 consecutive business days immediately preceding the conversion date, with each closing price for the 30 consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (b) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate; (ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

        Banco Santander Parent purchased U.S.$441,095,000 aggregate principal amount of the AT1 Notes in the offering made by Grupo Financiero Santander Mexico.

        The AT1 Notes are subordinated obligations and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness and subordinated preferred indebtedness, (ii) pari passu without preference among themselves and with all of our present and future other unsecured subordinated non-preferred indebtedness and (iii) senior only to all classes of our capital stock.

The 2022 Notes

        In November 2012, we issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes. The 2022 notes were issued at an issue price of 98.18%. The 2022 notes mature on November 9, 2022 and bear interest at a rate per annum equal to 4.125%. Interest is paid semi-annually in arrears on May 9 and November 9 of each year. The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

        The 2022 notes are redeemable at our option at any time prior to maturity, in whole but not in part, at par plus accrued and unpaid interest upon the occurrence of certain specified changes in Mexican laws affecting the withholding tax applicable to payments under the 2022 notes. We may also redeem the 2022 notes, in whole or in part, at the greater of 100% of their principal amount outstanding and a make-whole amount defined as the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption and any additional amounts payable with respect thereto.

        The 2022 notes are not secured or guaranteed by any of our affiliated companies, by the IPAB or any other Mexican governmental agency, or by any other entity, and the 2022 notes are not convertible, by their terms, into our shares or equity capital. The 2022 notes, other than as set forth below, rank pari passu in right of payment with all of our other unsecured obligations other than obligations that are, by their terms, expressly subordinated in right of payment to the 2022 notes. The notes are effectively subordinated to (i) all of our secured indebtedness with respect and up to the value of our assets securing that indebtedness, (ii) certain direct, unconditional and unsecured general obligations that in case of our insolvency are granted preferential treatment pursuant to Mexican law (including tax and labor claims) and (iii) all of the existing and future liabilities of our subsidiaries, including trade payables.

        The indenture governing the 2022 notes imposes certain restrictions on our ability to consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person. However, the indenture does not limit our ability to incur senior, secured or other additional indebtedness (including additional 2022 notes), our ability to grant liens on its assets and properties, its payment of dividends or require us to create or maintain any reserves.

        The indenture governing the 2022 notes also provides for events of default, which, if any of them occurs, would permit or require, as applicable, the principal and interest on all then outstanding 2022 notes to be due and payable immediately.

        We may issue additional notes from time to time pursuant to the indenture governing the 2022 notes.

The 2024 Notes

        In December 2013, we issued Basel III compliant Tier 2 Subordinated Capital Notes in an aggregate principal amount of U.S.$1.3 billion under an indenture dated December 19, 2013, which we refer to as the 2024 notes. Banco Santander Parent purchased 75% or U.S.$975 million of the aggregate principal amount of the 2024 notes. The 2024 notes were issued at an issue price of 99.235%. The 2024 notes mature on January 30, 2024 and bear interest at a rate per annum equal to 5.95%. Interest is paid semi-annually in arrears on January 30 and July 30 of each year. The net proceeds from this issuance were used for general corporate purposes, including to enhance our capital in connection with the December 2013 cash dividend payment. See "Item 8. Financial Information—A. Consolidated

Statements and Other Financial Information—Dividends and Dividend Policy." After consummation of the 2024 notes offering and the payment of the December 2013 cash dividend the Bank posted a Tier 1 capital ratio of 12.8 and a Tier 2 capital ratio of 3.2.

        The 2024 notes are redeemable at our option on January 30, 2019 only, or at any time if there are certain specified changes in (i) the Mexican laws affecting the withholding tax applicable to payments of interest under the 2024 notes, (ii) the Mexican laws that would change the capital treatment of the 2024 notes or (iii) the applicable tax laws that result in interest on the 2024 notes not being deductible by us.

        Principal and interest on the 2024 notes will be deferred and will not be paid under certain circumstances. The indenture governing the 2024 notes provides us with the ability to automatically write-down the current principal amount of the notes upon the occurrence of a trigger event and such write-down will not constitute an event of default.

        The 2024 notes are not secured or guaranteed, or otherwise eligible for reimbursement, by the IPAB or any other Mexican governmental agency, or any of our subsidiaries or affiliates and the 2024 notes are not convertible, by their terms, into any debt securities, shares or equity capital of any of our subsidiaries or affiliates. The 2024 notes constitute subordinated indebtedness and (i) are subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) are senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.

        The indenture governing the 2024 notes imposes certain restrictions on our ability to consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person. However, the indenture does not limit our ability to incur senior, secured or other additional indebtedness (including additional 2024 notes), our ability to grant liens on its assets and properties, its payment of dividends or require us to create or maintain any reserves.

        The indenture governing the 2024 notes also provides for events of default, which would permit or require, as applicable, the principal and interest on all then outstanding 2024 notes to be due and payable immediately.

C.    Research and Development, Patents and Licenses, etc.

        In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the IMPI, the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

        We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

        We or one of our affiliates owns the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx, www.valorsantander.com.mx and www.supernetempresas.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this annual report on Form 20-F.

        We do not currently conduct any significant research and development activities.

D.    Trend Information

        The Mexican financial services sector is likely to remain competitive with many financial services providers and alternative distribution channels. Additionally, further consolidation in the sector

(through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the sector.

        The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

  •
  uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;

  •
  the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;

  •
  changes in the credit quality of our loan portfolio because of inorganic or organic growth;

  •
  increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

  •
  increased competition that may lead to tightening of our margins;

  •
  inflationary pressures that may lead to increases in interest rates and decreases in growth;

  •
  acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and

  •
  increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

        The Mexican economy continues to be influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico. In particular, the possible trend of monetary policy in the U.S., the effect on industrial production as a result of the appreciation of the U.S. dollar against other currencies, and any change to the United States' trade and immigration policies with respect to Mexico, under the current U.S. administration, could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand, thus having a material adverse effect on our financial condition and results of operations.

E.    Off-Balance Sheet Arrangements

        In the ordinary course of our business we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 of our audited financial statements included elsewhere in this annual report on Form 20-F.

        We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.113,715 million, Ps.202,723 million and Ps.190,059 million, as of December 31, 2015 and 2016 and December 31, 2017, respectively.

        The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guaranty and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer's creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository. The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when it is considered necessary by us.

        The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015		2016		2017
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	113,715	Ps.	202,723	Ps.	215,461
Assets in trust or mandate:
Trusts		141,287		154,308		161,706
Mandates(1)		243		185		1,161
Assets in custody or under administration(2)		3,346,631		3,162,552		3,219,980
Subtotal	Ps.	3,601,876	Ps.	3,519,768	Ps.	3,598,309
Collateral received		59,377		67,954		76,618
Collateral received and sold or pledged as guarantee(3)		22,609		40,637		46,221
Investment banking transaction on behalf of third parties (net)(4)		432,809		249,350		130,240
Subtotal		514,795		357,941		253,079

Total	Ps.	4,116,671	Ps.	3,877,709	Ps.	3,851,388

(1)
Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)
This account includes the activity of third-party assets and securities received in custody or to be managed by us.

(3)
Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)
Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

F.     Tabular Disclosure of Contractual Obligations

        The table below presents our contractual obligations at December 31, 2017.

	Payment due by period
	Less than 1 year		More than 1 year but less than 3 years		More than 3 years but less than 5 years		More than 5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	422,028	Ps.	—	Ps.	—	Ps.	—	Ps.	422,028
Time deposits		163,471		499		—		—		163,970
Bank and other loans(1)		72,526		13,655		9,415		3,697		99,293
Marketable debt securities(1)		64,014		3,370		25,912		3,000		96,296
Subordinated liabilities		650		—				35,235		35,885
Repurchase agreements		110,149		—		—		—		110,149
Short positions		68,443		—		—		—		68,443
Operating lease obligations		1,669		2,442		1,753		3,826		9,690
Sundry creditors and other payables		32,022		166		635		2,450		35,273
Contractual interest payments(2)		34,340		1,075		2,211		2,724		40,351

Total	Ps.	969,312	Ps.	21,207	Ps.	39,926	Ps.	50,932	Ps.	1,081,378

(1)
Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2017.

(2)
Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2017 over time for all maturities.

        The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

        Our Board of Directors currently comprises of nine directors and eight alternate directors. The directors and alternate directors are elected for one-year terms at our ordinary general shareholders' meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

        Under our bylaws and in accordance with the Mexican Banking Law, at least 25% of the members of our Board of Directors must be independent. Independence is determined in accordance with Article 22 of the Mexican Banking Law and our bylaws. The CNBV may contest the determination made by our shareholders as to the independence of our directors. We have not determined whether any of our directors or any of the members of our committees other than the Audit Committee would be considered independent as defined in the U.S. securities laws or the rules of any U.S. securities exchange.

        For each director, an alternate director may be appointed, provided the alternate director corresponding to an independent director is also independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be taken into account.

        There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F. Series B shares can be freely subscribed. Series F shares can be acquired directly or indirectly only by the Grupo Financiero Santander México, S.A. de C.V. and Banco Santander Parent and can be sold only with the previous authorization of the CNBV, unless such shares must be transferred to the IPAB as collateral or as property. Both categories of directors have the same rights and obligations.

        In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

        The following table sets forth information about the directors and alternate directors of our Board of Directors, each of whom was elected at our general annual shareholders' meeting on April 28, 2017, for a period of one year. The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Marcos Alejandro Martínez Gavica	Chairman	Series F	1997
Héctor Blas Grisi Checa	Director	Series F	2016
Rodrigo Echenique Gordillo	Director	Series F	2015
Vittorio Corbo Lioi	Alternate Director	Series F	2012
Fernando Borja Mujica	Alternate Director	Series F	2015
Ángel Rivera Congosto	Alternate Director	Series F	2016
Guillermo Güemez García	Independent Director	Series F	2012
Joaquín Vargas Guajardo	Independent Director	Series F	2009
Juan Ignacio Gallardo Thurlow	Independent Director	Series F	2013
Antonio Purón Mier y Terán	Independent Director	Series F	2009
Gina Lorenza Diez Barroso Azcárraga	Independent Alternate Director	Series F	2014
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series F	2009
Fernando Benjamín Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
Enrique Krauze Kleinbort	Independent Alternate Director	Series B	2010
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016

        The Secretary of the Board of Directors is Fernando Borja Mujica, and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

        Set forth below are the biographies of the members of our Board of Directors.

        Marcos Alejandro Martínez Gavica is of the Chairman of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander

Vivienda. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association or ABM) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank's management. He holds a degree in chemical engineering from Universidad Iberoamericana and a master in administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial. Mr. Gavica was also appointed as Chairman of the ABM for the 2017-2018 term.

        Héctor Blas Grisi Checa is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Banco Santander (México). He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Investment Corporate Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

        Rodrigo Echenique Gordillo is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. From 1999 to 2014 he served as a member of the board of directors and of the Executive Committee of Banco Santander Parent, as well as a certain other committees. During that time, he also served as Vice President of Banco Banif, S.A., President of Allfunds Bank, President and Vice President of SPREA, a member of the boards of directors of Santander International and Santander Investment, Executive Vice President of Banco Santander Parent, President of N.H. Hotels, S.A., Vallehermoso, S.A., Lar, S.A., Vocento, S.A., and a Director of Inditex, S.A. He also served as a member of the board of directors for various industrial and financial organizations, including Ebro Azúcares y Alcoholes, S.A., Industrias Agrícolas, S.A., SABA, S.A., Accenture, S.A., Lucent Technologies and Quercus y Agrolimen, S.A. He also served as a member of the Executive Committee and Board of Governors of the Fundación Banco Santander and other charitable organizations. From 1994 to 1999, he served as a member of the board of directors and Executive Committee of Banco Santander Parent, serving on all board committees. During that time he also served Vice President of Business and Investment for Banco Santander Parent. From 1984 to 1994, he served as Subdirector General of Banco Santander Mexico and Deputy Director General, and in 1988 he was appointed to Banco Santander Parent's Board of Directors and named Executive Director and a member of the executive committee. From 1976 to 1983, he held several positions at Banco Exterior de España, including as Manager of Legal Services, Deputy Director General and as a member of the Planning Committee. From 1973 to 1976, he served in various positions in the Spanish government, including with the Treasury Departments of Pontevedra and Madrid, Secretary General of Telecommunications and Technical Adviser to the executive administration. He holds a law degree from the Universidad Complutense de Madrid.

        Vittorio Corbo Lioi is an alternate member of our Board of Directors and of the board of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a senior researcher at the Centro de Estudios Públicos in Santiago, Chile and a part-time professor of economics at the Pontificia Universidad Católica de Chile and at the University of Chile. From 2011 to 2014 he was a member of the board of directors of Banco Santander Parent in Spain and Banco Santander Chile, SURA S.A., Empresa Nacional de Electricidad, S.A. and Compañía Cerveceras

Unidas in Chile. He is the President of the Management Committee of SURA Chile, a financial consultant to certain companies, and an advisor to the World Bank, the International Monetary Fund and the Center for Social and Economic Research. He is the President and main shareholder of Vittorio Corbo y Asociados. From 2003 to 2007, he was the President of the Central Bank of Chile. From 2000 to 2003 he served on the board of directors of the Global Development Network. From 2000 to 2002 he served as Vice President of the International Economics Association. From 1991 to 2003, he was a full-time professor of economics at the Pontificia Universidad Católica de Chile. From 1984 to 1991, he served in several management positions at the World Bank. He was also professor of economics at the Concordia University in Montreal, Canada from 1979 to 1982 and a lecturer at Georgetown University from 1986 to 1991. Mr. Corbo Lioi holds a degree in commercial engineering from the University of Chile (with honors) and a doctorate in Economics from MIT. He has also completed post-doctoral research at MIT.

        Fernando Borja Mujica is an alternate member of our Board of Directors and of the board of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He has served as Deputy General Legal and Compliance Director of Banco Santander Mexico since 2014. From 2004 to 2014, he was general counsel for Banco Nacional de México. From 1988 to 1998 he held several positions in the SHCP, including General Director of Banking Institutions. From 1998 to 2004 he was a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C. Mr. Borja Mujica has held various federal government banking and finance positions. He was also a member of the Governor's Board of the National Banking and Securities Commission and of the Insurance and Bonding National Commission and served as member of several financial institutions, including Shares and Securities, Afore Banamex (member of the investment committee) and Impulsora de Fondos Banamex. He was the secretary of the boards of Grupo Financiero Banamex and Banco Nacional de México, S.A. He holds a law degree from Escuela Libre de Derecho and a Masters in comparative law from Georgetown University.

        Ángel Rivera Congosto is a member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a member of the board of directors of Banco Santander Parent, Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as a General Director of the Commercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (IPADE) in IESE (Universidad de Navarra) and a program of development in corporate finance at the Instituto de Empresa in Madrid. He has also studied under various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. Starting April 2017, he is the Vice President of Retail Banking of Banco Santander Mexico.

        Guillermo Güemez García is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is an independent member of the Board of Directors and member of the Investment Committee of ING AFORE. He is also an independent member of the Board of Directors and President of the Audit Committee of Zurich Compañía de Seguros S.A. He previously served as a member of the board of directors of Zurich Santander México, S.A. In addition, he is a member of the Strategy and Finance Committee of Nacional Monte de Piedad, a member of the board of directors of GEUPEC S.A. de C.V. He is the President of the Advisory Committee of the Economics and Business Administration school of the Universidad Panamericana. He was Deputy Governor of the Mexican

Central Bank and President of the Responsibilities Commission of the Mexican Central Bank from 1995 to 2010. He was a cabinet member of the CNBV from 2007 to 2010, an alternate cabinet member of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 1997 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (Mexico-USA-Canada) from 1991 to 1993. He held several executive positions at Banamex from 1974 to 1990. He has a degree with honors in civil engineering from the Universidad Nacional Autónoma de México. He holds a master's degree in science from Stanford University.

        Joaquín Vargas Guajardo is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

        Juan Ignacio Gallardo Thurlow is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Grupo GEPP (Pepsicola Bottling Group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL). He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

        Antonio Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey's partners and was in charge of the partners' coaching program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the

Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a Master's in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

        Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. She is the founder and Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best College of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in Mexico. She is currently a member of the Boards of management of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor's degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

        José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the President of the Board of Directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM E.R. from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accountant in the Universidad Iberoamericana.

        Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

        Fernando Benjamín Ruiz Sahagún is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C.

(Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

        Alberto Torrado Martínez is an independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

        Enrique Krauze Kleinbort is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Santander Consumo and Santander Vivienda. He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years. He is the author of multiple documentaries and television series on Mexican history. In September 2007, he was honored by the Universidad Autónoma de Nuevo León with a doctorate honoris causa. In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico. In April 2005, he became a member of the Colegio Nacional. In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio. He obtained the Premio Comillas biography award in Spain in 1993. In 1990 he was inducted into the Mexican Academy of History. Mr. Krauze Kleinbort holds a degree in industrial engineering from UNAM and a doctorate degree in history from El Colegio de México.

        Guillermo Francisco Vogel Hinojosa is an alternate independent member of our Board of Directors and of the boards of directors of Banco Santander Mexico, Santander Consumo, and Santander Vivienda. He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO) previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the Board of Directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the Board of Directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the Board of Directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral y del Consejo Internacional de la Manhattan School of Music. On 1987 he held the Executive Vice presidency of CEO de TAMSA. In June 1997 he was promoted as vice president of the Board of Directors. Since 2002 he is Director and vice president of the Board of Directors of TENARIS. Mr. Vogel Started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as a CFO. He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an M.B.A. from the University of Texas in Austin.

Executive Officers

        Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2017. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Gender*	Year of appointment to position
Hector Blas Grisi Checa	Executive President and Chief Executive Officer	Male	2015
Fernando Borja Mujica	Deputy General Legal and Compliance Director	Male	2014
Jorge Arturo Arce Gama	Deputy General Director of Global Corporate Banking	Male	2016
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	Male	2010
Roberto d'Empaire Muskus	Deputy General Director of Risks	Male	2014
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO	Male	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	Male	2013
Jorge Alberto Alfaro Lara	Deputy General Director of New Business	Male	2017
Juan Ramón Jiménez Lorenzo	Chief Audit Executive	Male	2018
Enrique Luis Mondragón Domínguez	Deputy General Director of Human Resources, Operations and Technology	Male	2016
Didier Mena Campos	Chief Financial Officer	Male	2016
Alejandro Diego Cecchi González	Deputy General Director of Business Strategy	Male	2017
Carlos Hajj Aboumrad	Deputy General Director of Corporate Resources and Recoveries	Male	2016
Jorge Alberto Zenteno Cervantes	Deputy General Director of Digital Factory	Male	2017
Katia Ramirez Briones	Monitoring and Control Director	Female	2017
Pablo Elek Hansberg	Deputy General Director of Retail	Male	2017

*
Banco Santander has a female executive officer which represents 5.6% of Top Management.

        Banco Santander supports opportunities equality and human rights respect, underlining non-discrimination by means of the General Code of Conduct, the Labor Internal Regulations and the Equality and Diversity Policy (17.14.02.03) contained in the General Manual of Policy and Procedures.

        Set forth below are the biographies of our executive officers that are not members of our Board of Directors.

        Jorge Arturo Arce Gama, was appointed Deputy General Director of Global Corporate Banking at the Former Holding Company since April 2016 after serving as the President and Chief Executive Officer of Deutsche Bank Mexico, S.A. for over four years. Previously, Mr. Arce was the head of PWM Northern Latin America for Deutsche Bank for approximately seven years. In his more than 20 years at Deutsche Bank, Mr. Arce held several positions including senior investment banker for Latin America. Mr. Arce started his professional career at Citibank Mexico in 1991, where he remained until 1995. Mr. Arce holds a degree in finance from Pace University in New York.

        Emilio de Eusebio Saiz was appointed Deputy General Director of Intervention and Control Management at the Former Holding Company in December 2010 after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in

Santander Group's Human Resources Department from 1989 to 1990. Mr. Eusebio Saiz holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

        Roberto d´Empaire Muskus was appointed Deputy General Director of Risk of the Former Holding Company in 2014. He previously served as a director in various areas of the Global Risk Unit of Banco Santander Parent from 2006 to 2014. He serves as the Chairman of the Risk Committee for Retail Banking Business, and on the board of Banco Santander de Negocios de Colombia and the board of Banco Santander Panama. He was also Vice President of Banco Venezuela—Santander Group from 1998 to 2006. Mr. d'Empaire Muskus graduated with a degree in Economics from the Universidad Católica Andrés Bello in Venezuela and has an MBA from Cornell University.

        Rodrigo Brand de Lara was appointed Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO for Banco Santander Mexico in 2016. Prior to that appointment, he served as Deputy General Director of Research Public Affairs and Marketing from 2011 to 2016. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Relations for IPAB. Mr. Brand de Lara has previously held the following positions at SHCP: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

        Pablo Fernando Quesada Gómez was appointed Deputy General Director of Business and Institutional Banking for Grupo Financiero Santander México in 2013. Beginning in 1993 he has held the following positions in the Santander Group: Regional Executive Director of Business and Institutional Banking from 2009 to 2013; Western Region Executive Director from 2008 to 2009; Executive Director of Business and Institutional Banking from 2007 to 2008; Regional Director from 1998 to 2006; Regional Director of Company Banking from 1997 to 1998; Regional Business Director from 1995 to 1997; and Director of Corporate Banking from 1993 to 1995. Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1992 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1988. Pablo Fernando Quesada Gómez graduated with a degree in business administration from the Universidad del Valle of Atemajac, Guadalajara.

        Jorge Alberto Alfaro Lara was appointed Deputy General Director of New Business at Banco Santander in November 2017. Prior to this appointment, he served as Deputy General Director of Products from 2014 to 2016. Prior to joining the Santander Group, Mr. Alfaro Lara was the Executive Director of Banking Cards at Grupo Financiero Inverlat (México) from 1993 to 1996, and served on the boards of directors of Total System de México, S.A., Controladora Prosa, S.A. and Transunion de México, S.A. Mr. Alfaro Lara began his career as Vice President of Operations for American Express in 1986. He studied civil engineering at Texas A&M University and received his master's degree in administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) in Mexico.

        Juan Ramón Jiménez Lorenzo has been serving as Chief Audit Executive in 2018, served as the Executive Director for Internal Audit since 2014. He was responsible for the Internal Audit Division in Banco Santander Río, S.A. (Argentina) from 2012 to 2014 after being the Director of the Credit, Operational and Regulatory Internal Audit Division in Banco Santander México from 2005 to 2012. He previously worked in the Internal Audit Division of Banco Santander Parent and Banesto, S.A. from

1996 to 2005. He began his career in Europcar, S.A. as an assistant in the Financial Department from 1993 to 1994. He holds a degree in business administration from Universidad CEU San Pablo (Madrid) and a doctor's degree in public taxation from Universidad Complutense de Madrid.

        Enrique Luis Mondragón Domínguez was appointed Deputy General Director of Human Resources, Operations and Technology in 2016. Prior to this appointment, he served as Deputy General Director of Human Resources, Organization and Costs. He has also held the following positions at Banco Santander Mexico: Deputy General Director of Human Resources from 2011 to 2013; Executive Director of Human Resources from 2008 to 2011; Executive Regional Director (Southern Metropolis) from 2007 to 2008; and Executive Director of Corporate Resources from 2000 to 2007. Prior to that he held the following positions at Grupo Financiero Serfin: Executive Director of the General Division from 1997 to 2000; Executive Director of Planning and Projects from 1996 to 1997; Director of Strategic Planning and Marketing from 1993 to 1996; and Subdirector of Company Banking in 1993. Before joining the Santander Group, Mr. Mondragón was the General Manager for Grupo Karat, S.A. de C.V. (Mexico), Account Executive in the Corporate Finance Division of Banamex from 1989 to 1990 and a Credit Analyst from 1986 to 1989. Mr. Mondragón Domínguez has a degree in finance from ITAM, a master's degree in economics from the University of London (Queen Mary's College) and a degree in Economics from ITAM.

        Didier Mena Campos has been serving as Chief Financial Officer since 2016. Prior to joining Banco Santander México, Mr. Mena worked in several financial institutions such as: (i) Execution Finance, an investment bank boutique, where he was a Partner from 2014 to 2016, (ii) Navix, finance company focused on providing financing to companies in the Mexican energy sector, where he was CEO from 2014 to 2015, (iii) Credit Suisse, where his last responsibility was as Managing Director of the Financial Institutions Group for Latin America from 2010 to 2012 and from 2001 to 2008 (iv) Financiera Independencia, Mexican microfinance company, where he was Chief Financial Officer from 2008 to 2010, and (v) Grupo Financiero BBVA Bancomer from 1994 to 2000, where he had several responsibilities including the Assets and Liabilities Committee, participating in strategic transactions such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that Aetna had in Seguros, Afore, and Pensiones Bancomer, and the strategy of the branch network. Outside the financial sector, he worked in Oro Negro, Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM in Mexico City and received his master's degree in business administration from Boston University.

        Alejandro Diego Cecchi González is currently Deputy General Director of Business Strategy. Prior to this appointment he served as Deputy General Director from 2016 to 2017. Prior to this position, Mr. Cecchi acted as the Executive Director of the Individual Segment. As Mr. Cecchi has spent his entire career at Santander bank, he has had the opportunity to work in several countries including Uruguay, Spain and Mexico. In 1998, he was the head of corporate risk in Uruguay and then moved to México taking the position of Regional Branch Director in Coahuila and Chihuahua. In Spain, he spent four years directing SMEs for LATAM and in 2010 became the Executive Director of the SME sector in Mexico. He studied Economics at The National University of Uruguay and later study high management at IPADE.

        Carlos Hajj Aboumrad has served as Deputy General Director of Corporate Resources and Recoveries since July 2016, and he served as Executive Director since February 2016. Prior to joining the Santander Group, Mr. Hajj was the General Director of Constructora Hifedar, from 2016 to 2016, general Director of Grupo Comercial F.N., from 2013 to 2015. Mr. Hajj, began his career into Grupo Carso, as General Director of Sears de México, Dorians Tijuana, Argos Comunicación, Artes Graficas Unidas and galas de México from 1988 to 2012. He has served on the Boards of Director of Banco Inbursa, Arrendadora Inbursa, Sociedad Financiera Inbursa, Grupo Carso, Grupo Sanborns, Porcelanite, Artes Graficas Unidas, Sears Roebuck de Mexico and Sears Operadora México. He's degree in Public accounting in the Universidad Autónoma de Mexico.

        Jorge Alberto Zenteno Cervantes has served as Deputy General Director of Banco Santander Mexico's new digital, creative and collaborative space in Spanish known as the fábrica digital, or the "Digital Factory", since November 2017. Previously, he was the Executive Director of Retail Strategic Projects and Payroll in August 2016. He started working at Banco Santander México in 1995, serving in various roles, responsibilities such as: Director of Corporate Finance, Executive Director of the Business Banking Segment, as well as Executive Director in products and marketing for individuals and SMEs. Additionally he occupied the South Metropolitan Regional Executive Office and the Institutions Segment. For two years he worked at Santander USA as Audit Director and Segment and Pymes Business Director. Mr. Zenteno is an Industrial Engineer with a degree from the Universidad Panamericana and has a Management program certificate from the Pan American Institute of Senior Management (IPADE).

        Pablo Elek Hansberg has been Deputy General Director of Retail since November 2017. During his 15 years of experience, he has held the following positions: Executive Director of Sales and Distribution of Individuals and Pymes from 2016 to 2017, Executive Director of Acquisition of Means of Payment, Consumption and Mortgage from 2014 to 2016, Regional Executive Director Metro Norte during the period of 2012 to 2014, Executive Director Consumer Credit during 2011 and 2012, and Executive Director of Banking for Individuals, SMEs and Payroll from 2008 to 2011. Mr. Elek has a Bachelor and Masters in Business Administration from Southern Methodist University.

        Katia Ramirez Briones has served as Monitoring and Control Director since 2017. Prior to joining the Santander Group, Mrs. Ramírez served in several roles at Citibanamex, including as Deputy Director of Financial Planning and Competition from 2012 to 2017, as specialized financial planning and competition advisor from 2007 to 2011 and , as advisor to the office of the General Directorate from 2004 to 2007. Mrs. Ramírez has a degree in Actuarial from ITAM, a MBA from the University of Concordia (Montreal, Canada) and master's degree in Finance from ITAM.

B.    Compensation

        The aggregate amount of compensation and benefits to our executive officers during fiscal year 2017 was Ps.415.9 million. For the same period, the independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and our board of directors received an aggregate compensation of Ps.12.1 million. Only independent directors receive compensation for their duties.

        We are not required under Mexican law to disclose on an individual basis the compensation of our executive officers, directors or committee members, and we do not otherwise publicly disclose such information.

        The compensation paid to our executive officers: includes a Christmas bonus, a vacation bonus, holidays, a performance bonus, share-based payments, health care services, health insurance, life insurance and a retirement fund.

        The criteria for granting and paying bonus compensation vary according to the activities performed by the executive officer and, therefore, payment of the bonuses may vary depending on the department and activities performed by each executive officer.

        Our executive officers may participate in the same pension and medical expenses plan that is available to our employees, but at contribution percentages that are different from those of the rest of our employees.

        The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.264.7 million as of December 31, 2017.

Corporate performance shares plan linked to the performance 2014

        During the Shareholders' Meeting of Banco Santander Parent on March 28, 2014, a new share-based variable compensation plan was approved that is applicable only to a certain group of executive officers (the "Identified Staff" or "Supervised Group").

        The plan is denominated "Corporate performance shares plan 2014" and provides a variable compensation linked to the performance of the stock of Banco Santander Parent, as established in the Annual Shareholders' Meeting of Banco Santander Parent. This multiannual performance plan is payable in shares of Banco Santander Parent with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

        The total number of shares that will be granted to each beneficiary was established in early 2015 is dependent on Banco Santander Parent's performance (TSR) during 2014 against a peer group of financial institutions.

        A percentage of one-third of the total number of vested shares will be paid at the end of each year (June 2016, 2017 and 2018) based on Banco Santander Parent's cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions. According to the number of eligible executive officers and the specifications of the plan, its fair value is Ps.49 million.

        During 2016 and 2017, the Bank recognized Ps.16 million and Ps.16 million, respectively, in the consolidated income statement with respect to this plan.

Long-term compensation plan 2015

        During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated "Long-term incentive plan 2015" applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander Parent. This share-based cash-settled compensation plan is payable in shares of Banco Santander Parent in 2019. According to the number of eligible executive officers and the specifications of the plan, its fair value is Ps.86 million.

        During 2016 and 2017, the Bank recognized Ps.10 million and Ps.27 million, respectively, in the consolidated income statement with respect to this plan.

Bonus payment policies

        As a result of an internal policy of Banco Santander Parent, a portion of the annual variable compensation or bonus for the identified staff is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

        Both the deferred and non-deferred portions are paid equally in cash and in shares of Banco Santander Parent, equally, for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

        In 2016 and 2017, the Bank recognized in the consolidated income statement, the fair value of the benefits that will be equity-settled in amounts of Ps.105 million and Ps.325 million, respectively.

        The bonus of the beneficiaries for financial years 2016 and 2017 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the "Immediate Payment Percentage" to identify the portion for which payment is not deferred, and the "Deferred Percentage" to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate payment percentage	Deferred percentage	Deferred period
Executive officers and members of the identified staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Executives officers and members of the identified staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

        Taking the foregoing into account, the bonus for financial years 2016 and 2017 will be paid as follows:

  •
  Each beneficiary will receive in 2017 and 2018, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the "Initial Date", meaning the specific date on which the Immediate Payment Percentage is paid).

  •
  Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

  •
  After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

  •
  The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year following delivery of shares.

        Prior to 2017, the Deferred Percentage generated an amount in cash equal to the dividends paid on the Deferred Percentage in shares and interest accrued on the amount in cash from the Initial Date through the date of payment. In accordance with an internal policy of Banco Santander Parent, from 2017, the Deferred Percentage to be payable in thirds or fifths excludes the payment of dividends and interests.

        In 2017, the accrual of deferred remuneration is conditioned on, in addition to the beneficiary's continued employment by the Bank, to the non-occurrence of instances of (i) poor financial performance by the Bank and (ii) exposures generated by personnel of the Bank. At a minimum, the following factors must be considered: (i) significant failures in risk management committed by the Bank; (ii) the increase of capital shortages suffered by the Bank or by a business unit not foreseen at the time of generation of the exposures leading to such shortages; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the Bank's personnel; (iv) the breach of internal codes of conduct of the Bank; and (v) irregular behaviors, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and the responsibilities of the persons that made those decisions.

        If the foregoing requirements are met on each anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

C.    Board Practices

        Our directors and alternate directors are elected for one-year terms at our annual ordinary general shareholders' meeting and may be reelected. Pursuant to Mexican law, members of our Board of

Directors continue to be members of the Board despite the expiration of their term until new members of the Board have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

        The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors was elected at our general annual shareholders' meeting on April 28, 2017 for a period of one year.

        The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

        Pursuant to our bylaws, our Board of Directors has created the following committees, which report to the Board of Directors:

  •
  Audit Committee;

  •
  Corporate Practices, Nominating and Compensation Committee;

  •
  Comprehensive Risk Management Committee;

  •
  Remuneration Committee; and

  •
  Communication and Control.

Audit Committee

        The purpose, composition, authority and responsibilities of our Audit Committee (Comité de Auditoría), which reports to our Board of Directors, derive from Mexican law and the rules of the NYSE applicable to foreign private issuers. The principal functions of our Audit Committee are to (i) evaluate the performance of our external auditors, including the review of their annual audit and recommendation of their approval to the Board of Directors, (ii) review and approve financial statements, and recommend their approval to the Board of Directors, (iii) review our internal controls and inform the board of directors of any irregularities, (iv) review and advise the Board of Directors regarding the financial statements and other matters related to the audit, which includes opinions in respect of (a) whether accounting policies and criteria are adequate and sufficient, and (b) whether financial information fairly reflects our financial condition and results, and (v) ensure that related party transactions and transactions required to be approved by the Board of Directors or the shareholders are approved.

        The Audit Committee may generally review our financial information and its preparation and for that purpose may undertake investigations, require opinions of third parties and require explanations and information from our officers. The Audit Committee is responsible, subject to the approval of the Board of Directors, as required under the Mexican Securities Market Law, for the appointment, compensation, retention and oversight of the work (including resolution of any disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and each such registered public accounting firm must report directly to the Audit Committee. In addition, the Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding any questionable accounting or auditing matters. The Audit Committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. We are required to provide for appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out is duties.

        Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation. At least one of the members must have broad experience in the financial, auditing and/or internal control sectors. The executives or employees of Grupo Financiero Santander Mexico cannot be members of the Audit Committee. The Audit Committee must have at least three members and no more than five members, all of whom must be independent members of the Board of Directors, as determined in accordance with the Article 25 of the Mexican Securities Market Law and our bylaws.

        Pursuant to Mexican law and our bylaws, the President of the Audit Committee is elected and removed at the general shareholders' meeting. Such President cannot be the chairman of the Board of Directors. The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors. The Audit Committee's members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

        The current members of our Audit Committee are:

Name	Position	Status
Fernando Ruíz Sahagún	President of the Audit Committee and Independent Director*	Independent*
José Eduardo Carredano Fernández	Independent Director*	Independent*
Antonio Purón Mier y Terán	Independent Director*	Independent*

*
As determined in accordance with Article 25 of the Mexican Securities Market Law, our bylaws and the NYSE rules applicable to foreign private issuers.

        The Secretary of the Audit Committee is Fernando Borja Mujica and the Assistant Secretary of our Audit Committee is Rocío Erika Bulhosen Aracil.

        All of the directors on our Audit Committee are considered independent, as determined in accordance with Articles 25 of the Mexican Securities Market Law and 22 of the Mexican Banking Law. Likewise, all of the members of our Audit Committee are considered independent in accordance with Rule 10A-3 under the Exchange Act, in compliance with the rules of the NYSE applicable to foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an "Audit Committee Financial Expert" as defined by the SEC.

Corporate Practices, Nominating and Compensation Committee

        The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

  •
  policies and guidelines for the use or enjoyment of our property;

  •
  policies for loans and other transactions with related parties;

  •
  policies for exempting related party transactions from authorization;

  •
  policymaking relating to disclosure;

  •
  transactions with employees;

  •
  unusual or non-recurring transactions;

  •
  appointment, dismissal and compensation of the CEO;

  •
  appointment and compensation of executive officers;

  •
  policies that set limits on the authority of the CEO and executive officers;

  •
  organization of human resources;

  •
  waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;

  •
  policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;

  •
  proposed compensation to directors and members of committees;

  •
  monitoring compliance of established corporate practices and compliance with all applicable laws or regulations;

  •
  presenting a report to the Board of Directors, based on reports of the activities of the CEO and the internal committees; and

  •
  proposing appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.

        The Corporate Practices, Nominating and Compensation Committee may solicit the opinion of independent experts as it deems appropriate for the proper performance of its functions.

        The current members of our Corporate Practices, Nominating and Compensation Committee are:

Members	Position
Antonio Purón Mier y Terán	Independent Director and President
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Jesús Federico Reyes Heroles González Garza	Independent Director
Alberto Torrado Martínez	Independent Director

        The Secretary of the Corporate Practices Committee is Fernando Borja Mujica and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Rocío Erika Bulhosen Aracil.

        The Corporate Practices, Nominating and Compensation Committee must include at least three members of the Board of Directors, which may be acting members or alternate members, all of whom must be independent, as determined in accordance with Article 25 of the Mexican Securities Market Law and our bylaws. Pursuant to Mexican law and our bylaws, the President of the Corporate Practices Committee is elected and removed by the general shareholders' meeting. Such President cannot be the Chairman of the Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation. The Corporate Practices Committee's members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

Comprehensive Risk Management Committee

        Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law. This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors. In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Organizational Structure" for additional information about the committee's activities. The members of the Comprehensive Risk Management Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

        The current members of our Comprehensive Risk Management Committee are:

Members	Position
Guillermo Güemez García	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Roberto d'Empaire Muskus	Deputy General Director of Credit
Angel Rivera Congosto*	Vice-president of Retail Banking
Didier Mena Campos*	Chief Financial Officer
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Jorge Arturo Arce Gama*	Deputy General Director of Global Banking & Markets Mexico
Rodrigo Brand de Lara*	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO
Fernando Borja Mujica*	Deputy General Legal and Compliance Director
Emilio de Eusebio Saiz*	Deputy General Director of Intervention and Control Management

*
No voting rights.

Remuneration Committee

        The purpose, composition, authority and responsibilities of our Remuneration Committee (Comité de Remuneraciones), which reports to our Board of Directors, have been established in a charter approved by our Board of Directors in accordance with Mexican law.

        The Remuneration Committee's primary purpose is to assist our Board of Directors in developing norms and policies relating to the administration and evaluation of the compensation plans, that together form our compensation system and to promulgate compensation plan criteria and policies to some of our employees. The Remuneration Committee prepares biannual reports about the administration of our compensation plans and informs the CNBV about modifications to our compensation system.

        The Remuneration Committee is responsible for implementing and maintaining our compensation system and informs the Board of Directors twice a year regarding the operation of the compensation system. Additionally, the Remuneration Committee proposes compensation policies and procedures, recommends employees or personnel for inclusion in the compensation system and brings special cases and circumstances to the attention of the Board of Directors for its approval.

        Our Remuneration Committee charter provides that:

  •
  it must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding;

  •
  at least one member must have knowledge and experience in risk management or internal controls;

  •
  the person responsible for the Comprehensive Risk Management Unit shall be a member;

  •
  a representative from the Human Resources division shall be a member;

  •
  a representative from the Financial Planning or Budget Division shall be a member; and

  •
  the internal auditor may participate without voting rights.

        The Remuneration Committee must meet every quarter, and at least a majority of its members must be present; provided, that an independent director shall at all times be present. The meetings and resolutions adopted at Remuneration Committee meetings must be documented in minutes signed by all of the members who are present.

        The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Marcos Alejandro Martínez Gavica*	Chairman of the Board
Héctor Blas Grisi Checa*	Executive President and Chief Executive Officer.
Roberto d'Empaire Muskus	Deputy General Director of Credit
Enrique Mondragón Domínguez	Deputy General Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit

*
No voting rights.

        The Secretary of the Remuneration Committee is Fernando Borja Mujica, and the Assistant Secretary is Rocío Erika Bulhosen Aracil.

        The members of the Remuneration Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

Communication and Control Committee

        The main functions of the Communication and Control Committee are to monitor the Bank's money laundering and fraud prevention systems and to determine whether activity is suspicious and should therefore be reported to the authorities. The Committee also approves the norms and procedures governing money laundering and fraud prevention, reviews special projects and annual plans relating to money laundering and fraud prevention, analyzes operations for suspicious activity and engages in other monitoring activities.

        In general, this committee is composed of top level managers from the following areas: Commercial, Human Resources, Systems, Global Corporate Banking, Legal and Internal Audit, among others.

        The current members of the Communication and Control Committee are:

Name	Position
Fernando Borja Mujica	Deputy General Legal Director
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking
Juan Pedro Oechsle Bernos	Deputy General Director of Channels and Distribution
Jorge Alberto Alfaro Lara	Deputy General Director of New Business
Roberto d'Empaire Muskus	Deputy General Director of Credit
Jorge Arturo Arce Gama	Deputy General Director of Global Banking & Markets Mexico
Juan Ramón Jiménez Lorenzo*	Executive General Director of Internal Audit
Jordi Sendra Arias	Executive Director Private Banking
Enrique González Martínez	Executive Director Operations
Juan Manuel Posada Falomir	Executive Director Regulation and Products
Jorge Leandro Pazos Pochettino	Executive Director Comptroller Office
José Ignacio Zorrilla de San Martín Soto	Executive Director Development and Strategy Channels
Jorge Miguel Fernández García Travesí	Executive Director Technology and Digital Transformation
Manuel Acevedo Guadiana	Director of Money Laundering Prevention Unit
Pedro Martín De Urquidi Castillo	Norheast Regional Exceutive Director Channels and Distibution
Juan Villafuerte Torres	Norhwest Regional Exceutive Director Channels and Distibution

*
No voting rights.

D.    Employees

        As of December 31, 2017, on a consolidated basis we had 15,116 employees, a 3.2% increase since December 31, 2016. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

        We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 3,684 or 24.4%, were members of the Banco Santander Mexico labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2017. We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law. In 2017, the collective bargaining agreement relating to salaries was renewed, in 2016, the collective bargaining agreement relating to both salaries and benefits was renewed. Our collective bargaining agreement applies only to our unionized employees. While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ. As of December 31, 2017, the Bank had 1,574 temporary employees, which represented 10.4% of our total employees.

        The following chart summarizes the number and type of our employees as of December 31, 2015, 2016 and 2017.

	As of December 31,
Employees	2015	2016	2017
Executives	114	101	108
Professionals	6,828	6,860	7,229
Administrative	7,732	7,682	7,779

Total	14,674	14,643	15,116

E.    Share Ownership

        The following table provides the names of our directors and executive officers, indicating who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares		Percentage of Total Share Capital
Marcos Martínez Gavica	337,383		(1)		(1)
Héctor Grisi Checa	368,618		(1)		(1)
Rodrigo Echenique Gordillo	—	—		—
Angel Rivera Congosto	—	—		—
Guillermo Güemez García	—	—		—
Joaquín Vargas Guajardo	—	—		—
Juan Gallardo Thurlow	—	—		—
Vittorio Corbo Lioi	—	—		—
Eduardo Carredano Fernández	—	—		—
Jesús Federico Reyes Heroles González Garza	—	—		—
Fernando Benjamín Ruíz Sahagún	—	—		—
Alberto Torrado Martínez	—	—		—
Gina Lorenza Diez Barroso Azcárraga	—	—		—
Enrique Krauze Kleinbort	—	—		—
Antonio Purón Mier y Terán	—	—		—
Guillermo Vogel Hinojosa	—	—		—
Pedro José Moreno Cantalejo*	265,394		(1)		(1)
Francisco Javier Hidalgo Blázquez*	385,966		(1)		(1)
Emilio de Eusebio Saiz	72,093		(1)		(1)
Rodrigo Brand de Lara	107,103		(1)		(1)
Juan Ramón Jimenez Lorenzo	27,028		(1)		(1)
Jorge Arce Gama	131,618		(1)		(1)
Roberto d'Empaire Muskus	58,359		(1)		(1)
Jorge Alberto Alfaro Lara	377,768		(1)		(1)
Pablo Fernando Quesada Gómez	99,752		(1)		(1)
Enrique Luis Mondragón Domínguez	86,977		(1)		(1)
Didier Mena Campos	46,872		(1)		(1)
Alejandro Cecchi González	46,470		(1)		(1)
Carlos Hajj Aboumrad	32,489		(1)		(1)
Jorge Alberto Zenteno Cervantes	—	—		—
Katia Ramires Briones	—	—		—
Pablo Elek Hansberg	—	—		—

(1)
Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

*
Mr. Moreno Cantalejo retired from his position as officer of the company on March 31, 2017 and Mr. Hidalgo Blazquez resigned from his position as officer of the company on March 31, 2017. Since April 28, 2017 Messrs. Cantalejo and Blazquez are no longer members of the Board of Directors of the company. Neither of these individuals currently holds a position in the company.

        Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

        For a description of our equity compensation plan, see "Item 6. Directors, Senior Management and Employees—B. Compensation."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As of December 31, 2017, we were a subsidiary of our Former Holding Company. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2017, based on publicly available annual reports. The Santander Group had a gross margin of €48,392 million, CET1 fully loaded capital ratio of 10.84% and a market capitalization of €88,410 million as of December 31, 2017, and net income attributable to shareholders of €6,619 million in 2017. As of December 31, 2017, the Santander Group had 13,697 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

        As of the date of this annual report on Form 20-F, our new holding company, Grupo Financiero Santander México, S.A. de C.V., directly owns approximately 74.96% of our total capital stock. Banco Santander Parent owns 100% of the capital stock of New HoldCo and is thus our indirect controlling shareholder. Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems. In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Parent, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

        Banco Santander Parent, through our new holding company, Grupo Financiero Santander Mexico, S.A. de C.V., is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.

        As of December 31, 2017, prior to the Merger, our shareholding structure was as follows:

Fixed capital	Series F Shares(1)	Percentage of Outstanding Series F Shares	Series B Shares(1)	Percentage of Outstanding Series B Shares	Total Shares(1)	Percentage of Total Capital Stock
Grupo Financiero Santander México, S.A.B. de C.V.	67,792,912,762	100.00%	13,055,349,690	99.95%	80,848,262,452	99.99%
Diverse shareholders	—	—	7,141,351	0.05%	7,141,351	0.01%

Total Capital Stock	67,792,912,762	100.00%	13,062,491,041	100.00%	80,855,403,803	100.00%

(1)
Number of shares represented by Total Shareholders' Equity does not include shares held in treasury.

        The following table presents the beneficial ownership of our capital stock as of the date of this annual report on Form 20-F.

Name	Series F Shares(1)	Percentage of Outstanding Series F Shares	Series B Shares(1)	Percentage of Outstanding Series B Shares	Total Number of Shares(1)	Percentage of Total Capital Stock
Grupo Financiero Santander México, S.A. de C.V.	3,464,309,145	100.00%	1,623,491,117	48.86%	5,087,800,262	74.96%
Santander Global Facilities, S.A. de C.V.	—	—	1,340	0.00%	1,340	0.00%
Minority shareholders	—	—	1,699,192,755	51.14%	1,699,192,755	25.04%

Total Capital Stock	3,464,309,145	100.00%	3,322,685,212	100.00%	6,786,994,357	100.00%

(1)
Number of shares represented by Total Shareholders' Equity does not include shares held in treasury.

(2)
Based on par value of Ps.3.780782962 per share.

        As of December 31, 2017, we had no ADSs outstanding. As a result of the Merger, the shares of the Former Holding Company underlying the Former Holding Company's ADSs were substituted for our shares and we were successors to the Former Holding Company under their program. According to our depository bank, as of the date of this annual report, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of the date of this annual report, there were a total of 170 ADR holders of record and 204,463,216 ADRs outstanding, representing 1,022,316,080 Series B shares or 30.77% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

        In October 2012, our Former Holding Company completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. The Former Holding Company' s ADSs began to trade on the NYSE, under the symbol "BSMX" on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange under the symbol "SANMEX." We refer to the public offering in the United States and in other countries outside of the United States and Mexico as the 2012 international offering, and we refer to the public offering in Mexico as the 2012 Mexican offering. We refer to the 2012 international offering and the 2012 Mexican offering together as the 2012 global offering. The selling shareholders, Banco Santander Parent and Santusa Holding, S.L., received all of the proceeds from the 2012 global offering.

        Prior to the 2012 global offering, Banco Santander Parent owned 1,608,355,340 Series B shares, or 48.41% of our then-outstanding Series B shares. Banco Santander Parent sold 1,608,355,340 Series B shares (including in the form of ADSs) in the 2012 global offering, including Series B shares (including in the form of ADSs) sold to the underwriters pursuant to their option to purchase additional shares. Immediately after the 2012 global offering, Banco Santander Parent owned 0% of our then-outstanding Series B shares but continued to be our controlling shareholder due to its beneficial ownership of 3,464,309,145 Series F shares.

        Prior to the 2012 global offering, Santusa Holding, S.L. owned 1,690,250,753 Series B shares, or 50.88% of our then-outstanding Series B shares. Santusa Holding, S.L. sold 81,188,068 Series B shares (including in the form of ADSs) to the underwriters pursuant to their option to purchase additional shares in the 2012 global offering. Immediately after the 2012 global offering, Santusa Holding, S.L. owned 48.44% of our then-outstanding Series B shares and 23.71% of our total share capital.

        On September 8, 2015 Banco Santander Parent acquired 14,428,432 Series "B" shares which were owned by Santander Overseas Bank Inc., representative of the 0.21% of the share capital of Grupo Financiero Santander Mexico, S.A.B. de C.V.

        On May 12, 2016 Banco Santander Parent acquired 1,609,062,685 Series "B" shares which were owned by Santusa Holding, S.L., representative of the 23.71% of the share capital of the Former Holding Company.

        On October 30, 2017, we filed a registration statement on Form F-4 to register our Series B shares in connection with our merger with our Former Holding Company. The registration statement was declared effective on December 7, 2017. On January 1, 2018, as a result of the Merger, the Former Holding Company's shares were cancelled and each shareholder of the Former Holding Company received one share of Banco Santander Mexico. Immediately upon effectiveness of the Merger, Banco Santander Parent contributed all of the shares it held in Banco Santander Mexico to our new holding company, Grupo Financiero Santander México, S.A. de C.V., which was incorporated by Banco Santander Parent as a new holding company in Mexico wholly owned by Banco Santander Parent. As a result of such contribution, our new holding company owns 74.96% of our capital stock.

Voting Rights of Principal Shareholders

        Our principal shareholders do not have voting rights distinct from those of our other shareholders. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights."

B.    Related Party Transactions

Loans to Related Parties

        Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank. Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities. For purposes of these provisions, the term "related parties" refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries' shares; (2) our or any of our subsidiaries' principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any of our directors or officers holds 10% or more of the outstanding capital stock. The majority of our Board of Directors must approve such loans. Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law. In addition, certain filings must be made with the CNBV with respect to such loans. Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank's Tier 1 net capital are exempt from such provisions. Loans to related parties may not exceed 35% of a bank's Tier 1 capital. The CNBV may, upon request, grant exemptions from these provisions. In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

        The SHCP has adopted rules which exclude from the category of loans to related parties loans granted to the Mexican government, provided that the recipient does not make a loan to a related party, and loans to our directors or officers if they fall within the minimum thresholds set forth above. The SHCP rules also exclude from the category of loans to related parties loans to companies that provide ancillary services to us, meaning our affiliates that provide the necessary auxiliary services we need in order to carry out our operations, such as administrative, accounting, finance, legal, IT and other services, provided that such companies do not make a loan to a related party. These three categories of loans are not considered for purposes of determining the 35% of Tier 1 Capital limit of our loan portfolio that may consist of loans to related parties, and do not require the prior approval of our Board of Directors.

        As of December 31, 2017, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.84,848 million (U.S.$4,315 million), respectively, which included loans granted to our subsidiaries Santander Consumo and Santander Vivienda for Ps.45,138 million (U.S.$2,296 million) and Ps.17,271 million (U.S.$878 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors. According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, 99.6% of the loans granted to related parties have a credit quality of A1 and 0.04% have a credit quality of B1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

        Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

        We have granted loans to our directors (excluding directors who are also executive officers) of Ps.0.3 million, Ps.0.2 million and Ps.0.6 million as of December 31, 2015, December 31, 2016 and December 31, 2017, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the "Item 4. Information on the Company—B. Business Overview—Selected Statistical Information" section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

        In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.51.8 million, Ps.31 million and Ps.26.7 as of December 31, 2015, December 31, 2016, and December 31, 2017, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the "Item 4. Information on the Company—B. Business Overview—Selected Statistical Information" section. As of December 31, 2015, December 31, 2016 and December 31, 2017, 94%, 69% and 67% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, and did not involve more than the normal risk of collectability or present other unfavorable features.

        Under applicable Mexican privacy laws, we are not permitted to disclose the identity of our loan recipients. The following table sets forth unnamed members of our senior management who are the recipients of loans pursuant to an employee benefit plan granted by us to which Instruction 2 of Item 7.B.2. of Form 20-F does not apply. The recipients of such loans have not waived the application of these privacy laws.

        The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

  •
  The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2017 was 7.05%.

  •
  We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2017
	Mortgage(1)		Credit lines(2)
Nature of loan and transaction in which incurred	Largest amount outstanding(3)		Amount outstanding		Largest amount outstanding(3)		Amount outstanding		Total amount outstanding
	(Millions of pesos)
Officer 1	Ps.	—	Ps.	—	Ps.	1.15	Ps.	0.82	Ps.	0.82
Officer 2		—		—		1.00		0.92		0.92
Officer 3		2.21		2.15		1.00		0.43		2.58
Officer 4		2.49		2.15		—		—		2.15
Officer 5		8.46		1.94		—		—		1.94
Officer 6		—		—		1.00		0.98		0.98
Officer 7		6.00		5.01		1.00		0.82		5.83
Officer 8		3.40		1.85		—		—		1.85
Officer 9		—		—		1.00		0.91		0.91

Total	Ps.	22.56	Ps.	13.10	Ps.	6.15	Ps.	4.87	Ps.	17.98

(1)
Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2017.

(2)
Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2017.

(3)
The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

        From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Isban México, S.A. de C.V., Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V. Prior to the Merger, we also entered into agreements with our former parent, Grupo Financiero Santander México, and our affiliate Casa de Bolsa Santander. We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

        We have agreements with the following service providers, which are also affiliates of the Santander Group:

  •
  Ingeniería de Software Bancario, S.L., or ISBAN, for the provision of IT services such as project development, quality plans, remediation plans, maintenance of application software, functional support of various applications and consulting;

  •
  Produban Servicios Informáticos Generales, S.L., or Produban, for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;

  •
  Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;

  •
  Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and

  •
  Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

        On December 29, 2016, we issued a perpetual subordinated non preferred contingent convertible additional Tier 1 capital note in an aggregate principal amount of U.S.$500,000,000, at an issue price of 100%, with no fixed maturity or fixed redemption date, and at an interest rate equal to 8.500% per annum. The Former Holding Company purchased 100% of the aggregate principal amount. This Back-to-Back note was cancelled in connection with the Merger. On December 29, 2016, the Former Holding Company issued perpetual subordinated non preferred contingent convertible additional Back-to-Back notes in an aggregate principal amount of U.S.$500,000,000, at an issue price of 100%, with no fixed maturity or fixed redemption date, and at an interest rate equal to 8.500% per annum. Banco Santander Parent purchased U.S.$441,095,000 aggregate principal amount of the Back-to-Back notes. In connection with the Merger, we assumed all of the payment and other obligations under the Back-to-Back notes and Tier 1 indenture. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Securities Outstanding—The Additional Tier 1 Capital Notes".

        On December 29, 2016, we issued 100% of the Back-to-Back notes to the Former Holding Company in a related party transaction. As of December 31, 2017, the Former Holding Company continued to hold the Back-to-Back notes. In connection with the Merger, the Back-to-Back notes were cancelled and we assumed all of the payment and other obligations of the Former Holding Company under the AT1 Notes.

        The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2015, 2016 and 2017:

	As of
	December 31, 2015				December 31, 2016				December 31, 2017
	Ultimate Parent Company		Other Related Party		Ultimate Parent Company		Other Related Party		Ultimate Parent Company		Other Related Party
ASSETS
Financial assets held for trading—
Trading derivatives—
Banco Santander, S.A. (Spain)	Ps.	38,304	Ps.	—	Ps.	90,418	Ps.	—	Ps.	73,593	Ps.	—
Banco Santander (Brasil) S.A.		—		169		—		—		—		—
Abbey National Treasury Services plc		—		1,668		—		2,352		—		12
Other		—		5		—		2		—		2
Other financial assets at fair value through profit or loss—
Loans and advances to customers—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander		—		1,237		—		1,283		—		2,090
Other		—		—		—		1		—		—
Available for sale financial assets—
Grupo Financiero Santander México, S.A.B. de C.V.		—		—		—		233		—		248
Loans and receivables—
Loans and advances to credit institutions—
Banco Santander, S.A. (Spain)		303		—		281		—		997		—
Banco Santander Rio, S.A.		—		—		—		223		—		194
Loans and advances to customers—
Santander Capital Structuring, S.A. de C.V.		—		125		—		—		—		1,176
Produban Servicios Informáticos Generales, S.L.		—		1,395		—		1,154		—		1,674
Grupo Konectanet México, S.A. de C.V.		—		15		—		—		—		—
Key management personnel		—		—		—		1,471		—		3,666
Other Intangible assets—
Isban México, S.A. de C.V.		—		—		—		2,364		—		2,811
Produban Servicios Informáticos Generales, S.L.		—		—		—		478		—		533
Ingeniería de Software Bancario, S.L.		—		—		—		412		—		443
Santander Back-Offices Globales Mayoristas, S.A.		—		—		—		74		—		74
Isban Brasil S.A.		—		—		—		11		—		11
OTHER ASSETS
Santander Issuances, S.A.		—		—		—		251		—		—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		34		—		—		—		21
Abbey National Treasury Services plc		—		—		—		—		—		76
Zurich Santander Seguros México, S.A.				824		—		976		—		1,053
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		144		—		171		—		156
Other		—		13		—		25		—		12
LIABILITIES AND EQUITY
Financial liabilities held for trading—
Trading derivatives—
Banco Santander, S.A. (Spain)		37,214		—		58,537		—		43,827		—
Banco Santander International		—		—		—		64		—		25
Abbey National Treasury Services plc		—		671		—		1,659		—		75
Other		—		46		—		2		—		—
Short positions—
Of which—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		—		—		2,646		—		5,002

	As of
	December 31, 2015		December 31, 2016		December 31, 2017
	Ultimate Parent Company	Other Related Party	Ultimate Parent Company	Other Related Party	Ultimate Parent Company	Other Related Party
Other financial liabilities at fair value through profit or loss—
Of which—
Customer deposits—Repurchases agreements
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	—	—	—	22,162	—	19,333
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	1,651
Grupo Financiero Santander México, S.A.B. de C.V.	—	—	—	—	—	71
Other	—	—	—	—	—	5
Financial liabilities at amortized cost—
Deposits from credit institutions
Banco Santander, S.A. (Spain)	222	—	33,209	—	32,559	—
Other	—	—	—	18	—	75
Santander Capital Structuring, S.A. de C.V.	—	217	—	—	—	—
Other	—	40	—	50	—	90
Subordinated liabilities—
Banco Santander, S.A. (Spain)	18,440	—	22,661	—	21,738	—
Grupo Financiero Santander México, S.A.B. de C.V.	—	—	—	10,298	—	9,831
Customer deposits—
Abbey National Treasury Services plc	—	1,005	—	683	—	—
Isban México, S.A. de C.V.	—	856	—	653	—	515
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	17	—	18	—	75
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	—	—	10	—	—
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	—	—	—	—	145
Grupo Financiero Santander, S.A.B. de C.V.	—	259	—	193	—	176
Santander Global Facilities, S.A. de C.V.	—	—	—	426	—	620
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	180	—	153	—	179
Produban Servicios Informáticos Generales, S.L.	—	101	—	51	—	406
Grupo Alcanza	—	—	—	138	—	—
Santander Capital Structuring	—	—	—	—	—	186
Other	—	109	—	1,072	—	234
Marketable Debt Securities—
Banco Santander, S.A. (Spain)	850	—	1,016	—	1,182	—
Other	—	—	—	28	—	15
Other financial liabilities—
Banco Santander, S.A. (Spain)	6,684	—	3	—	1,366	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	93	—	360	—	59
Santander Investment Securities Inc.	—	—	—	48	—	—
Santander Global Facilities, S.A. de C.V.	—	—	—	45	—	—
Other	—	15	—	43	—	66
OTHER LIABILITIES
Banco Santander, S.A. (Spain).	728	—	1,733	—	—	—
Produban Servicios Informáticos Generales, S.L.	—	300	—	352	—	409
Isban México, S.A. de C.V.	—	128	—	188	—	184
Santander Back-offices Globales Mayorista	—	—	—	10	—	18
Ingeniería de Software Bancario, S.L.	—	—	—	19	—	75
Other	—	52	—	18	—	4

(1)
Does not include loans to our directors or executive officers, which are described separately in "—Loans to Related Parties—Loans to Our Directors and Executive Officers" above.

(*)
As of December 31, 2017 and December 31, 2016, includes Ps.52 million and Ps.822 million, respectively, related to key management personnel transactions.

        The following table set forth our income and expense from related parties for the years ended December 31, 2015, 2016 and 2017:

	For the year ended December 31,
	2015				2016				2017
	Ultimate Parent Company		Other Related Party		Ultimate Parent Company		Other Related Party		Ultimate Parent Company		Other Related Party
	(Millions of pesos)
INCOME STATEMENT
Interest and similar income
Banco Santander, S.A. (Spain)	Ps.	5	Ps.	—	Ps.	5	Ps.	—	Ps.	—	Ps.	—
Produban Servicios Informáticos Generales, S.L.		—		45		—		52		—		86
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		37		—		57		—		95
Santander Capital Structuring, S.A. de C.V.		—		22		—		—		—		—
Other		—		1		—		2		—		93
Interest expenses and similar charges
Banco Santander, S.A. (Spain)		1,026		—		1,275		—		1,440
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander		—		637		—		1,316		—		1,449
Grupo Financiero Santander, S.A.B. de C.V.		—		9		—		9		—		16
Banco S3 México, S.A., Institución de Banca Múltiple		—		—		—		—		—		12
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		—		—		9		—		7
Santander Global Facilities, S.A. de C.V.		—		—		—		11		—		28
Isban México, S.A. de C.V.		—		12		—		24		—		28
Other		—		10		—		9		—		35
Fee and commission income
Banco Santander, S.A. (Spain)		171		—		6		—		7		—
Santander Investment Securities Inc.		—		7		—		—		—		10
Zurich Santander Seguros México, S.A.		—		3,929		—		4,165		—		4,219
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		1,363		—		1,647		—		1,585
Other		—		4		—		16				9
Fee and commission expense
Banco Santander, S.A. (Spain)		1		—		19		—		15		—
Santander Global Facilities, S.A. de C.V.		—		131		—		—		—		15
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		92		—		—		—		—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		—		—		41		—		—
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		—		—		52		—		66
Santander Investment Securities Inc.		—		—		—		62		—		—
Other		—		—		—		11		—		—
Gains/(losses) on financial assets and liabilities (net)
Banco Santander, S.A. (Spain)		813		—		24,211		—		(4,346)		—
Abbey National Treasury Services plc		—		622		—		(280)		—		(739)
Santander Benelux, S.A., N.V.		—		—		—		—		—		—
Other		—		(194)		—		(44)		—		19
Other operating income—										—
Santander Global Facilities, S.A. de C.V.		—		62		—		52		—		46
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		26		—		—		—		28
Zurich Santander Seguros México, S.A.		—		2		—		—		—		—
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		7		—		—		—		—
Other		—		3		—		39		—		10
Administrative expenses
Banco Santander, S.A. (Spain)		—		—		—		—		66		—
Produban Servicios Informáticos Generales, S.L.		—		1,377		—		1,663		—		1,601
Isban México, S.A. de C.V.		—		92		—		178		—		188
Santander Global Facilities, S.A. de C.V.		—		259		—		206		—		366
Ingeniería de Software Bancario, S.L.		—		110		—		151		—		165
Gesban México Servicios Administrative Globales, S.A. de C.V.		—		—		—		52		—		53
Santander Back-offices Globales Mayorista, S.A.		—		—		—		26		—		61
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander		—		58		—		54		—		—
Geoban, S.A.		—		76		—		78		—		77
Aquanima México, S. de R.L. de C.V.		—		47		—		43		—		45
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		—		—		110		—		119
Other		—		131		—		49		—		34

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial statements

        See "Item 18. Financial Statements," which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

        We are subject to certain claims and are party to certain legal proceedings in the normal course of our business. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results of operations. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our affiliates or subsidiaries or has a material interest adverse to us or to our affiliates or subsidiaries.

        We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2017, we have recognized Ps.1,072 million (U.S.$55 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e of our financial statements. These provisions are presented under the "Different creditors and other Payables" line item in our audited financial statements.

        We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters, to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our actual losses may differ materially from recognized amounts.

Dividends and Dividend Policy

        On December 29, 2014, we paid a dividend of Ps.3,473 million, equal to Ps.0.0430 per share. On May 28, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.0437 per share. On December 21, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.0399 per share. On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share.

        Although we have no current plans to adopt a formal dividend policy in respect of the amount and payment of dividends, we currently intend to declare and pay dividends on an annual basis, subject to approval by our shareholders. The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

        The declaration, payment and amount of any dividend are considered and proposed by our Board of Directors and approved at the general shareholders' meeting by the affirmative vote of a majority of our shareholders in accordance with the applicable regulatory, corporate, tax and accounting rules and are subject to the statutory limitations set forth below.

        Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years' results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital,

(ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed. The Mexican income tax law also sets forth an additional 10% tax over dividends paid when they are distributed to Mexican individuals or to companies or individuals based abroad, applicable to payments in connection with dividends generated since 2014 (for dividends related to years prior to 2014, the tax is not applicable). This additional tax is paid through its withholding and constitutes a definitive payment in charge of the shareholders. Treaties to avoid double taxation may be applied to foreigners.

        All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2017, Banco Santander Mexico (on an individual basis) had set aside Ps.8,086 million in legal reserves compared to paid-in capital of Ps.8,086 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.    Significant Changes

        None.

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

        Our ADSs are currently traded on the NYSE, under the symbol "BSMX." Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol "BSMX." There was a low trading volume for our Series B shares on the Mexican Stock Exchange due to a low volume of publicly traded securities prior to the Merger with the Former Holding Company. Therefore, past high and low closing prices may not represent actual transactions or prices that would have been quoted on a more liquid trading market. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for our Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share		U.S.$ equivalent per ADS(1)
					Average daily trading volume of Series B shares
	High	Low	High	Low
Month
January 2018 (from January 29)	30.10	29.29	8.09	7.87	3,730,126
February 2018	29.12	26.61	7.73	7.06	3,600,457
March 2018 (through March 26)	27.56	25.41	7.52	7.99	3,507,461

Source: Bloomberg

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

On March 26, 2018, the closing price for our Series B shares on the Mexican Stock Exchange was Ps.25.41 per share, or U.S.$6.93 per ADS, based on a ratio of five Series B shares to one ADS, and translating pesos to U.S. dollars at the exchange rate of Ps.18.33 per U.S.$1.00, the exchange rate for U.S. dollars for that date published in the Official Gazette of the Federation by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

Based on the most recent monthly data available from the BMV, the trading volume index (índice de bursatilidad) of our Series B shares was 8.905 as of January 31, 2018, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under "—C. Markets—The Mexican Securities Market." We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

Prior to the Merger, Former Holding Company's ADSs were traded on the NYSE under the symbol "BSMX" and its Series B shares were traded on the Mexican Stock Exchange under the symbol "SANMEX." Banco Santander México became the listed issuer of the ADSs on January 29, 2018 and the listing of Former Holding Company's shares on the Mexican Stock Exchange was cancelled on January 26, 2018. The table below shows the high and low closing prices in pesos, the U.S. dollars equivalent per ADS and the average daily trading volume for the Former Holding Company's Series B shares on the Mexican Stock Exchange for the periods indicated:

	Ps. per Series B share				U.S.$ equivalent per ADS(1)
									Average daily trading volume of Series B shares
	High		Low		High		Low
Year
2017	Ps.	38.60	Ps.	27.85	U.S.$	9.82	U.S.$	7.08	3,613,542
2016		36.30		26.18		8.80		6.35	3,956,191
2015		34.84		24.52		10.10		7.11	3,732,166
2014		39.16		27.34		13.28		9.27	3,907,283
2013		45.15		33.99		17.25		12.99	5,006,472
Quarter
Fourth Quarter 2017		36.86		27.85		9.37		7.08	4,297,486
Third Quarter 2017		38.05		34.73		10.48		9.56	2,937,819
Second Quarter 2017		35.88		32.85		9.93		9.09	2,802,403
First Quarter 2017		34.29		29.49		9.12		7.84	4,446,749
Fourth Quarter 2016		35.03		28.15		8.49		6.83	4,566,426
Third Quarter 2016		36.30		33.36		9.37		8.61	3,426,473
Second Quarter 2016		34.85		29.42		9.44		7.97	3,885,436
First Quarter 2016		31.66		26.18		9.18		7.59	3,976,128
Month
January 2018 (through January 26)		30.03		28.62		8.13		7.75	3,569,203
December 2017		29.72		27.65		7.56		7.03	4,507,163
November 2017		32.05		30.23		8.60		8.12	4,825,719
October 2017		36.86		32.29		9.63		8.43	3,636,191
September 2017		36.97		35.20		10.18		9.69	3,445,208
August 2017		38.05		36.83		10.68		10.34	2,162,825
July 2017		37.37		34.73		10.46		9.72	3,279,234

Source: Bloomberg.

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Federal Official Gazette by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

        Based on the most recent monthly data available from the BMV, the trading volume index (índice de bursatilidad) of the Former Holding Company's Series B shares was 8.905 as of January 31, 2018, according to the sensitivity and market risk indicators of the Mexican Stock Exchange. The trading volume index is used to measure the liquidity of shares on a scale of 1 to 10 during a given time period; there are no minimum trading volume requirements, except as specified below under "—C. Markets—The Mexican Securities Market." We are not aware of any suspension in trading of the Series B shares on the Mexican Stock Exchange during the past three fiscal years.

        The following table shows the quarterly range of the high and low per share closing sales price for our ADSs as reported by the NYSE.

	U.S.$equivalent per ADS(1)
	High	Low
Month
January 2018 (from January 29)	7.85	7.80
February 2018	7.85	7.07
March 2018 (through March 26)	7.38	6.78

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Federal Official Gazette by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

        The following table shows the quarterly range of the high and low per share closing sales prices for the Former Holding Company's ADSs as reported by the NYSE.

	U.S.$equivalent per ADS(1)
	High		Low
Year
2017	U.S.$	10.75	U.S.$	6.92
2016		10.01		6.75
2015		11.71		7.13
2014		15.06		9.43
2013		17.79		13.07
2012 (Since September 26)		16.77		12.91
Quarter
Fourth Quarter 2017		10.08		7.02
Third Quarter 2017		10.75		9.52
Second Quarter 2017		9.84		8.75
First Quarter 2017		9.19		6.92
Fourth Quarter 2016		9.26		6.75
Third Quarter 2016		10.01		8.42
Second Quarter 2016		9.58		8.16
First Quarter 2016		9.11		6.86
Month
January 2018 (through January 26)		8.08		7.55
December 2017		8.00		7.02
November 2017		8.36		8.08
October 2017		10.08		8.42
September 2017		10.41		9.84
August 2017		10.75		10.31
July 2017		10.56		9.52

(1)
Provided for convenience purposes only, based on a ratio of five Series B shares for each ADS and the exchange rate for U.S. dollars on the last day of each period presented, as published in the Federal Official Gazette by the Mexican Central Bank as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Before de Merger, the Former Holding Company's Series B shares were traded on the BMV under the symbol "SANMEX". The listing of the Former Holding Company's Series B shares on the BMV was cancelled on January 26, 2018.

        On January 1, 2018 upon consummation of the Merger, our ADSs representing Series B shares began to trade on the NYSE. Our ADSs are listed on the NYSE under the symbol "BSMX." Our Series B shares currently trade on the Mexican Stock Exchange under the symbol "BSMX." For information regarding the price history of our ADSs and Series B shares, see "—A. Offering and Listing Details."

The Mexican Securities Market

        We have prepared the information concerning the Mexican securities market set forth below based on materials obtained from public sources, including the CNBV, the Mexican Stock Exchange, the Mexican Central Bank and publications by market participants. The following summary does not purport to be a comprehensive description of all of the material aspects related to the Mexican securities market.

        We cannot predict the liquidity of the Mexican Stock Exchange. If the trading volume of our Series B shares in such market is such that fewer than 100 unrelated investors hold our Series B shares or less than 12% of our aggregate outstanding shares are held by the public, our Series B shares could be delisted from the Mexican Stock Exchange or deregistered from the RNV.

Trading on the Mexican Stock Exchange

        The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation. Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain U.S. markets.

        Trading on the Mexican Stock Exchange is effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.

        Settlement on the Mexican Stock Exchange is effected three business days after a share transaction. Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Transactions must be settled in pesos except under limited circumstances in which settlement in foreign currencies may be permitted.

Market Regulation

        In 1925, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate stock market activity. In 1995, these two entities merged to form the CNBV.

        Among other activities, the CNBV regulates the public offering and trading of securities and participants in the Mexican securities market, and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms through its staff and a Board of governors comprised of thirteen members.

Mexican Securities Market Law

        The current Mexican Securities Market Law (Ley del Mercado de Valores) was enacted on December 5, 2005, and published in the Federal Official Gazette, and became effective on June 30, 2006. The Mexican Securities Market Law changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions.

        In particular, the Mexican Securities Market Law:

  •
  establishes the variable capital public stock corporation, a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law (Ley General de Sociedades Mercantiles), but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;

  •
  includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in Mexico;

  •
  includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;

  •
  establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;

  •
  expands and strengthens the role of the board of directors of public companies;

  •
  defines the standards applicable to the Board of Directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);

  •
  generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;

  •
  improves the rights of minority shareholders and sets forth the requirements for shareholders' derivative suits;

  •
  defines applicable sanctions for violations under the Mexican Securities Market Law; and

  •
  fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

Registration and Listing Standards

        To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. Securities that have been registered with the RNV, pursuant to CNBV approval, may be listed on the Mexican Stock Exchange.

        The general regulations applicable to issuers and other securities market participants (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores, or the General Regulations) issued by the CNBV require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in Mexico. These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things. The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico. These requirements relate to the issuer's financial condition and capital structure, among others. The CNBV may waive some of these requirements in certain circumstances.

        The CNBV's approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

        The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semiannual and quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange has the authority to request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may suspend or cancel the registration of the shares with the RNV, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law.

Reporting Obligations

        Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and to provide periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

  •
  a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year;

  •
  quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;

  •
  reports disclosing material information promptly;

  •
  reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders' meeting or the Board of Directors; and

  •
  reports regarding the policies and guidelines with respect to the use of the company's (or its subsidiaries') assets by related persons.

        The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers' share price. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican

Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

  •
  the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);

  •
  the information is related to incomplete transactions;

  •
  there is no misleading public information relating to the material event; and

  •
  no unusual price or volume fluctuation occurs.

        Similarly, if an issuer's securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

        In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer's securities:

  •
  if the issuer does not disclose a material event; or

  •
  upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

        The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension. An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements. If an issuer's request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading. If trading in an issuer's securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose before trading may resume a description of the causes that resulted in the suspension and the reasons why it has been authorized to resume trading.

Certain Disclosures

        Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer's securities:

  •
  members of a listed issuer's Board of Directors;

  •
  shareholders controlling 10% or more of a listed issuer's outstanding capital stock;

  •
  certain advisors;

  •
  groups controlling 25% or more of a listed issuer's outstanding capital stock; and

  •
  other insiders.

        These persons must also inform the CNBV of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated. In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

        Subject to certain exceptions, any acquisition of a public company's shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer's outstanding capital stock must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

        Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company's outstanding capital stock must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition. Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five-day period and that exceed certain value thresholds. Shareholders and Board members and officers as well as individuals owning, respectively, 5% or 1% of our outstanding shares are required to report to the issuer, on a yearly basis, their shareholdings. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

Tender Offers

        The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made to all shareholders on a pro rata basis, without differentiating between classes of shares. Any intended acquisition of a public company's shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company's voting shares requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (a) the percentage of the capital stock intended to be acquired or (b) 10% of the company's outstanding capital stock. Finally, any intended acquisition of a public company's shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company's outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The Board of Directors, with the advice of the corporate practices committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion. Directors and principal officers are required to disclose whether they will participate in the tender.

        Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law only permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid solely in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non-voting Shares

        The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares. The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti-Takeover Protections

        The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their bylaws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against the approval of such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party. Our bylaws do not include any such provisions.

Board of Directors and Committees

        Under the Mexican Securities Market Law, public companies must have a Board of Directors composed of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer's shareholders' meeting; whether a director is independent must be determined by the issuer's shareholders and such determination may be challenged by the CNBV. As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the Board of Directors to select, under certain circumstances and on a temporary basis, new members of the Board of Directors.

        Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

  •
  determine general strategies applicable to the issuer;

  •
  approve guidelines for the use of corporate assets;

  •
  approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

  •
  approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer's consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer's consolidated assets;

  •
  approve the appointment or removal of the chief executive officer;

  •
  approve accounting and internal control policies; and

  •
  approve policies for disclosure of information.

        Directors have the general duty to act for the benefit of the issuer, without favoring a shareholder or group of shareholders.

        The Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, each of which must maintain at least three members appointed by the Board of Directors and which members must all be independent (except for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, where solely the majority must be independent). The audit committee (together with the Board of Directors, which has added duties) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law.

        The committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders' meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide a report to the Board of Directors.

        The audit committee's principal role is to supervise the external auditors of the issuer, analyze the external auditor's reports, inform the Board of Directors in respect of existing internal controls, supervise the execution of related-party transactions, require the issuer's executive to prepare reports when deemed necessary, inform the Board of any irregularities that it encounters, supervise the activities of the issuer's chief executive officer and provide an annual report to the Board of Directors.

Duty of Care and Loyalty of Directors

        The Mexican Securities Market Law also imposes duties of care and of loyalty on directors.

        The duty of care requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of the issuer. The duty of care is discharged, principally, by obtaining and requesting from the issuer and its officers all the information required to participate in discussions, obtaining information from third parties, attending Board meetings and disclosing material information in possession of the relevant director. Failure to act with care by one or more directors subjects the relevant directors to joint liability for damages and losses caused to the issuer and its subsidiaries, which may be limited (except in the instances of bad faith, illegal acts or willful misconduct).

        The duty of loyalty primarily consists of acting for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director's duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity. The duty of loyalty is breached if the director discloses false or misleading information or fails to register (or cause the registration of) any transaction in the issuer's records that could affect its financial statements or if the director uses corporate assets or approves the use of corporate assets in violation of an issuer's policies, discloses false or misleading information, orders or causes material information not to be disclosed or to be modified. The violation of the duty of loyalty subjects the offending director to joint liability for damages and losses caused to the issuer and its subsidiaries. Liability for breach of the duty of loyalty may not be limited by the company's bylaws, by resolution of a shareholders' meeting or otherwise.

        Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the issuer (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding shares.

        As a safe harbor for directors, the liabilities specified above will not be applicable if the director acted in good faith and (i) complies with applicable law and the bylaws, (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, (iii) selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable and (iv) actions were taken in compliance with resolutions adopted at the shareholders' meeting.

        Under the Mexican Securities Market Law, the issuer's chief executive officer and principal executives are also required to act for the benefit of the company and not of a shareholder or group of shareholders. These executives are required to submit to the Board of Directors for approval the principal strategies for the business, to submit to the audit committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Disclosure of Shareholders' Agreements

        Any shareholders' agreements containing non-compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution in order to allow the company to disclose such agreements to investors through the stock exchanges on which its securities are being traded to the public through an annual report prepared by the company. These agreements (i) will be available for the public to review at the company's offices, (ii) will not be enforceable against the company, and a breach of such agreements will not affect the validity of the vote at a shareholders' meeting, and (iii) will only be effective between the parties once they have been disclosed to the public.

Miscellaneous

        The Mexican Securities Market Law also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of the issuer, must be considered and approved by a meeting of shareholders of any public company.

        In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder's meeting and request that voting on resolutions in respect of which they were not sufficiently informed, be postponed. Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders' meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company's bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder. These provisions have seldom been invoked in Mexico and, as a result, how a competent court may interpret these provisions is uncertain.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

General

        Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the CNBV, all as in effect as at the date of this annual report on Form 20-F. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to this annual report on Form 20-F.

        We are currently organized as a corporation (sociedad anónima) under the laws of Mexico. A copy of our draft bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange's website: www.bmv.com.mx, and an English translation thereof is an exhibit to this annual report on Form 20-F. Our corporate domicile is Mexico City, and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Ciudad de México, Mexico. Our telephone number is +55 5257-8000.

Issued Share Capital

        Our capital stock is divided into two series of shares, Series F shares and Series B shares. Series F shares may only be transferred with the prior approval of the CNBV. Series B shares may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions. Series B shares may only represent up to 49% of our issued and outstanding capital stock. As of January 1, 2018,our Series B shares are registered with the RNV and listed on the Mexican Stock Exchange.

        As of the date of this annual report on Form 20-F, our capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, we will have 331,811,068 Series F shares and 318,188,932 Series B shares authorized, unsubscribed and held in treasury.

Corporate Purpose

        Our bylaws provide that our corporate purpose includes, the provision of banking services provided for in the Mexican Banking Law, thus, we can provide all of the services listed in article 46 of such law and other applicable legal and administrative rules and in compliance with the best banking and corporate practices.

Registration and Transfer of Shares

        As of January 1, 2018, our Series B shares are registered with the RNV maintained by the CNBV. After such date, if we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

        Our shares are evidenced by share certificates in registered form. The certificates evidencing our shares are and will continue to be deposited with the Mexican depository institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, and maintained in book-entry form with institutions which have accounts with Indeval. Indeval is the holder of record in respect of all of the shares of our capital stock. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. Ownership of our shares is evidenced by certificates issued by Indeval, together with certificates issued by Indeval's account holders. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding shares through institutions that maintain accounts with Indeval, will be recognized as our shareholders. Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

        Pursuant to the Mexican Banking Law and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the CNBV, (ii) acquire more than 2% of our shares without informing the CNBV after the acquisition, or (iii) acquire 5% or more of our shares, except with the prior authorization of the CNBV. Furthermore,pursuant to the Mexican Securities Market Law, no person or entity or group or persons or entities may, directly or indirectly, acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the CNBV, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than a "controlling stake" (as defined in the Mexican Securities Market Law), the greater of 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for a "controlling stake" (as defined in the Mexican Securities Market Law), 100% of our aggregate outstanding shares.

        In addition, our Series F shares may only be transferred with the prior approval of the CNBV.

Voting Rights

        Holders of Series F or Series B shares are entitled to one vote per share and such shares shall, within each series, confer its holders with the same rights. Holders of our shares do not have cumulative voting rights, which generally are not available under Mexican law.

Repurchase Fund

        The Board of Directors of Banco Santander Mexico on its meeting held on January 25, 2018, approved the "Shares Acquisition and Placement Policy", and by means of the Ordinary Shareholders Meeting dated February 21, 2018, the Bank's Repurchase Fund was approved with an amount of approximately $12,800 million pesos.

Conflicts of Interest

        A member of our Board of Directors with a conflict of interest must disclose such conflict and abstain from any deliberation or vote in connection therewith. A breach by any member of our Board of Directors of any such obligations may result in such member being liable for damages and losses. Further, any member of our Audit Committee or our Corporate Practices Committee who votes on a transaction in which he or she has a conflict of interest with us may be liable for damages.

        Pursuant to the Mexican Securities Market Law, our Corporate Practices Committees, must issue an opinion with regard to, among others, transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors.

Shareholders' Meetings

Calls

        Under Mexican law and our bylaws, shareholders' meetings may be called by:

  •
  our Board of Directors;

  •
  shareholders representing at least 10% of our outstanding capital stock who request that the Chairman of our Board of Directors or the Chairman of either our Corporate Practices Committee or Audit Committee call a shareholder meeting;

  •
  a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;

  •
  the Audit Committee and the Corporate Practices Committee; and

  •
  any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders' meeting did not address the matters required to be addressed in annual shareholders' meetings.

        Calls for shareholders' meetings will be required to be made in the electronic system managed by the Ministry of Economy, at least 15 days before the scheduled date of the shareholders' meeting in the case of first call. If the shareholders' meeting is not held on the scheduled date, then a second call explaining the circumstances shall be made within a period not greater than 15 business days from the date established in the first call. The second call shall be published at least 5 business days in advance of the rescheduled shareholders' meeting. Calls need to specify the place, date and time as well as the matters to be addressed at the meeting. From the date on which a call is made until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices. To attend a shareholders' meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders' Meetings

        General shareholders' meetings may be general ordinary shareholders' meetings or general extraordinary shareholders' meetings. Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

        General ordinary shareholders' meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders' meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

  •
  approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;

  •
  elect or ratify directors;

  •
  appoint or ratify the Chairmen of the Audit Committee and the Corporate Practices Committee;

  •
  discuss and approve the Audit Committee's and the Corporate Practices Committee's annual report;

  •
  determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and

  •
  determine the maximum amount of funds allocated to share repurchases;

        General extraordinary shareholders' meetings will be those called to consider:

  •
  an extension of our duration or voluntary dissolution;

  •
  an increase or decrease in our capital stock;

  •
  any change in our corporate purpose or nationality;

  •
  any merger, spin-off or transformation into another type of company;

  •
  any issuance of preferred stock;

  •
  the redemption of shares with retained earnings;

  •
  any amendment to our bylaws;

  •
  any amendment to our Statutory Responsibilities Agreement;

  •
  the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems); or

  •
  the issuance of treasury shares for its further issuance in the stock markets.

        A special shareholders' meeting, comprising a single class of shares (such as our Series B shares), may be called if an action is proposed to be taken that may only affect such class. The quorum for a special meeting of shareholders and the vote required to pass a resolution at such meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the series that is the subject of the special meeting of shareholders.

        The attendance quorum for a general ordinary shareholders' meeting will be 50% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting. The attendance quorum for general extraordinary shareholders' meetings will be at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 50% of the capital stock must be represented. In either case, resolutions must be taken by the vote of at least 50% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the RNV or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Dividends

        Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, for approval at our annual general ordinary shareholders' meeting. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares. The remaining balance, if any, may be distributed as dividends.

Changes to Capital Stock

        Our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders' meeting and upon amendment of our bylaws, which amendment shall be previously approved by the CNBV. Increases or decreases in our capital stock must be recorded in our capital variations register. New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

        Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by the public, provided that:

  •
  the general extraordinary shareholders' meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;

  •
  subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

  •
  the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Election of Directors

        Our Board of Directors may consist of up to 15 members and currently consists of nine directors and eight alternate directors. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law and the Mexican Banking Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

        For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

        Pursuant to the Mexican Banking Law, none of the following persons may be appointed as a member of our Board: (i) our officers or officers of other entities of our group, except for our chief executive officer and officers of the first two levels of management immediately below the chief executive officer, who may be appointed as long as they do not represent more than one third of our appointed directors; (ii) the spouse of any director, or any relatives of up to the second degree of more than two directors; (iii) persons who have a pending claim against our company or any other member of our financial group; (iv) persons who have been declared bankrupt or in concurso mercantil, condemned by a court for any patrimonial crime or disqualified to engage in commercial or financial activities; (v) persons involved in supervisory and regulatory activities and of those of our subsidiaries; and (vi) persons who participate in the board of directors of any financial entity that belongs to a different financial group, or to such group's holding company.

        A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders' meeting where the director is elected). Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after holding a hearing with us and the affected director. Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) clients, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or non-profit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first-level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

        Under the Mexican Securities Market Law, our Board of Directors may appoint temporary directors, without the vote of our shareholders, in case existing directors have resigned or their appointment has been revoked.

        Directors must be elected at a special shareholders' meeting held by each series of shares. Holders of at least 10% of our outstanding share capital are entitled to appoint one director and his or her respective alternate. Such an appointment may only be revoked by the shareholders when appointment of all directors designated by the same series of shares is revoked. Any director whose appointment is so revoked may not be reelected during the 12-month period immediately following the revocation. The ordinary shareholders' meeting acknowledges the appointment of the members of the Board of Directors designated for each series of shares.

        The chairman of the Board of Directors will be elected from the members appointed by the Series F shareholders.

Board of Directors

        Our management is entrusted to our Board of Directors and our General Director. The Board of Directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution of such strategy.

        Meetings of the Board of Directors are deemed as validly convened and held if 51% of its members are present, including at least one independent director. Resolutions passed at these meetings will be valid if approved by a majority of the members of the Board of Directors that do not have a conflict of interest. If required, the chairman of the Board of Directors may cast a tie-breaking vote.

        Meetings of our Board of Directors may be called by (i) 25% of our Board members; (ii) the chairman of the Board of Directors; or (iii) any of the statutory auditors (comisarios). Notice of such meetings must be provided to the members of our Board of Directors at least five days prior to the relevant meeting.

        The Mexican Securities Market Law imposes duties of care and loyalty on directors. The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to act in our best interest. The duty of care is discharged, principally, by requesting and obtaining from us all information that may be necessary to take decisions, attending Board meetings and disclosing to the Board of Directors material information in possession of the relevant director. Failure to act with due care by a director subjects the relevant director to joint and several liability, together with other guilty directors, for damages and losses caused to us and our subsidiaries.

        The duty of loyalty consists, primarily, of a duty to act for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director's duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity belonging to us or our subsidiaries.

        The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of our policies, discloses false or misleading information, orders not to, or causes the failure to, register any transaction in our records, that could affect our financial statements, or causes material information not to be disclosed or to be modified.

        The violation of the duty of loyalty subjects the breaching director to joint and several liability with all breaching directors, for damages and losses caused to us and to the persons we control. Liability may also arise if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by such directors.

        Claims for breach of the duty of care and the duty of loyalty may be brought solely for our benefit (as a derivative suit) and may only be brought by us or by shareholders representing at least 5% of any outstanding shares.

        As a safe harbor for the benefit of directors, in respect of perceived violations of the duty of care or the duty of loyalty, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not be applicable, if the director acted in good faith and (a) complied with applicable law and our bylaws, (b) decided based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (c) selected the more adequate alternative in good faith, or the negative effects of the director's decision could not have been reasonably foreseeable, based upon the then-available information. Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and meaning of it are uncertain.

        Under the Mexican Securities Market Law and our bylaws, our chief executive officer and our principal executives are also required to act for our benefit and not for the benefit of a shareholder or group of shareholders. Principally, these executives are required to submit to the Board of Directors for approval the principal strategies for our business and the business of the companies we control, to execute the resolutions of the Board of Directors, to comply with the provisions related to repurchase and offering of our shares, verify the effectiveness of capital contributions, comply with any provisions relating to declaration and payment of dividends, to submit to the audit committee proposals relating to internal control systems, to prepare all material information related to our activities and the activities of the companies we control, to disclose all material information to the public, to maintain adequate accounting and registration systems and internal control mechanisms, and to prepare and submit to the Board the yearly financial statements.

Committees of the Board of Directors

        We maintain several committees of the Board of Directors that are required under the Mexican Securities Market Law, the Mexican Banking Law or necessary to discharge our specialized duties and limit conflicts of interest Our Audit Committee is required to consist only of independent Board members and it must comprise at least three directors. Our Corporate Practices Committee is required to consist of a majority of independent Board members and it must comprise at least three directors.

Statutory Auditor (Comisario)

        Our internal controls and compliance are supervised by a statutory auditor (comisario) appointed by the Series F shareholders and a statutory auditor (comisario) appointed by the Series B shareholders, in each case, by a majority vote at special shareholders' meeting of each series. The statutory auditors (comisarios) have the obligations and responsibilities set forth in article 166 of the General Corporation Law and other applicable statutes and which are generally consistent with the responsibilities of an audit committee.

Preemptive Rights

        Under Mexican law, our shareholders have preemptive rights for all share issuances or increases except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to subscribe and pay the number of shares necessary to maintain their existing ownership percentage and avoid dilution. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the general meeting approving the relevant issuance of additional shares. This period must be at least 15 days following the notice of the issuance made in the electronics system of the Ministry of Economy.

        The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange, (iii) in the event of an issuance for purposes of a public offering, see "—Changes to Capital Stock" above, and (iv) in respect of shares issued in connection with the conversion of any convertible securities.

        We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless certain conditions are met. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Series B Shares—Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution."

Dissolution or Liquidation

        Banks may only be dissolved and liquidated if the CNBV has issued a resolution to that effect. Prior to such dissolution and liquidation, the IPAB may provide temporary financial assistance to banks with liquidity problems.

        The Mexican Banking Law sets forth a special judicial liquidation process, accordingly, banks will not be subject to the general insolvency proceedings applicable to other entities in Mexico. Pursuant to the Mexican Banking Law, a bank is considered insolvent when its assets are not enough to cover its liabilities, which is grounds for revocation of its authorization to operate as a bank, and will trigger its liquidation process, under which the IPAB will act as liquidator and will conduct the process of satisfying liabilities in order to protect the interests of a bank's creditors and depositors and the public in general. In addition, to the liquidation process, banks may be declared bankrupt pursuant to a special proceeding contemplated in Mexico's Insolvency Law (Ley de Concursos Mercantiles).

Certain Minority Protections

        Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections will include provisions that permit:

  •
  holders of at least 10% of our outstanding capital stock:

  •
  to vote (including in a limited or restricted manner) to request a call for a shareholders' meeting,

  •
  to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed, and

  •
  to appoint one member of our Board of Directors and one alternate member of our Board of Directors;

  •
  holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders' meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and

  •
  holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations.

Other Provisions

Duration

        Our corporate existence under our bylaws is indefinite.

Share Repurchases

        We can purchase our shares through the Mexican Stock Exchange, at the then-prevailing market prices for the shares at the time of the purchase. The economic and voting rights corresponding to repurchased shares may not be exercised by us during the period the shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders' meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our Board of Directors to effect share repurchases; however, we are required to obtain shareholder approval in respect of the maximum amount that may be used by us for share repurchases (including, subsequent sales of such repurchased shares). In addition, our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases.

        Share repurchases are required to be made pursuant to the provisions of the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase more than 1% of our outstanding shares at a single trading session, we must inform the public of this intention at least ten minutes before submitting our bid. If we intend to repurchase 3% or more of our outstanding shares during a period of 20 trading days, we must conduct a public tender offer for these shares.

Certain Investment Restrictions

        Our shares are subject to certain transfer restrictions that may have the effect of delaying or preventing a change in control. See "—Registration and Transfer of Shares" above.

        In addition, foreign governmental authorities may not acquire any of our shares.

Tag-Along Rights

        Our bylaws do not grant tag-along rights to our shareholders. Notwithstanding, the Mexican Securities Market Law permits our shareholders to enter into these types of agreements or understandings, in which case the applicable shareholders shall notify us within the five business days following the corresponding agreement or understanding so that such information becomes publicly available. Such information is also to be disclosed in our annual report.

        Such agreements and understanding shall not be enforceable against us and any breach thereunder shall not affect the validity of the vote taken pursuant to a shareholders' meeting. Further, the agreement or understanding shall only become effective among the parties thereto once they are disclosed to the public.

Withdrawal Rights

        If our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one type of corporate form to another, any shareholder entitled to vote that voted against the approval of these matters has the right to withdraw and receive book value for its shares, as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this withdrawal right within 15 days after the meeting, at which the relevant matter was approved.

Cancellation of Registration in the Mexican National Securities Registry

        In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders' or Board of Directors' meeting, or has the ability to appoint a majority of the members of our Board of Directors. Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

  •
  the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or

  •
  the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

        If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

        Our Board of Directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders' interest, and disclose its opinion. The resolution of the Board of Directors may be accompanied by a fairness opinion issued by an expert selected by our Audit Committee. Directors and first level officers are required to disclose whether they will sell their shares in connection with the tender offer.

Certain Differences between Mexican and U.S. Corporate Law

        As an investor, you should be aware that the Mexican Banking Law, the Mexican Securities Market Law and the Mexican Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations and Similar Arrangements

        Under Mexican law, mergers, spin-offs, transformations or other similar reorganizations must be approved by the ordinary and extraordinary general shareholders' meeting. Pursuant to the Mexican Corporations Law, shareholders are not entitled to appraisal rights.

        In contrast, pursuant to Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under specific circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its Board of Directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Transfer Restrictions

        Pursuant to the Mexican Banking Law, and our bylaws, no person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, (i) acquire any of our Series F shares, except with the prior authorization of the CNBV, (ii) acquire more than 2% of our shares without informing the CNBV after the acquisition, or (iii) acquire 5% or more of our shares, except with the prior authorization of the CNBV. Furthermore, pursuant to the Mexican Securities Market Law, no person or entity or group or persons or entities may, directly or indirectly, acquire 30% or more of our shares, unless (a) the acquiror shall have previously obtained the prior authorization of the CNBV, and (b) the acquiror, with the approval of the CNBV, shall conduct a public tender offer to acquire either (x) if the intended acquisition is for shares representing less than a "controlling stake", the greater of an additional 10% of the aggregate outstanding shares or the percentage of additional outstanding shares intended to be acquired, or (y) if the intended acquisition is for shares representing a "controlling stake", 100% of our aggregate outstanding shares.

        The Mexican Securities Market Law defines control, for these purposes, as (a) the ability to impose decisions, directly or indirectly, at a shareholders' meeting (b) the right to vote 50% or more of our shares, or (c) the ability to cause, directly or indirectly, that our management, strategy or policies be pursued in any given fashion. See "—Anti-Takeover Protections" above.

        In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

  •
  prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

  •
  at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders' meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Class Action Lawsuits

        Applicable Mexican law has been modified to permit the initiation of class actions; however, rules implementing applicable law have not fully developed the relevant procedural requirements. In Mexico, the law concerning fiduciary duties of directors and executive officers has been in existence for a relatively short period. Actions against directors for breach of fiduciary duties may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company). The grounds for shareholder derivative actions under Mexican law are limited. See "—Certain Minority Protections" above.

        In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with the action.

Shareholder Proposals

        Under Mexican law and our bylaws, holders of at least 10% of our outstanding capital stock may (i) vote to request a call for a shareholders' meeting; (ii) request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and (iii) appoint one member of our Board of Directors and its respective alternate.

        In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Shareholders' Meetings

        Under Mexican law and our bylaws, general shareholders' meetings may be called by (i) our Board of Directors; (ii) shareholders representing at least 10% of our outstanding capital stock; (iii) a Mexican court of competent jurisdiction; (iv) the audit committee and the corporate practices committee; and (v) a shareholder, in limited cases. See "—Shareholders' Meetings" above.

        Delaware law permits the Board of Directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call an extraordinary meeting of shareholders.

Cumulative Voting

        Cumulative voting rights generally are not available under Mexican law.

        Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

        Under Mexican law and our bylaws, our shareholders may take action by written consent of the holders of all of the outstanding shares of capital stock.

        Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders' meeting at which all voting shares were present and voted.

Amendment of Bylaws

        Under Mexican law, any amendment to our bylaws may only be resolved by our shareholders at a general extraordinary shareholders' meeting. In addition, the CNBV must previously approve any amendment to our bylaws.

        Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

C.    Material Contracts

        Merger Agreement.    In connection with our merger (the "Merger") with Grupo Financiero Santander México, S.A.B. de C.V. (the "Former Holding Company"), we entered into a merger agreement with the Former Holding Company on December 8, 2017 (the "Merger Agreement"). The Merger Agreement sets forth the terms and conditions of the Merger, which became effective between the parties on January 1, 2018 and before third party on January 26, 2018 upon its registry with the Public Registry of Commerce in Mexico. The form of Merger Agreement is incorporated herein by reference to the registration statement on Form F-4 (File No. 333-221224) that we filed with the Securities and Exchange Commission in connection with the Merger.

        Collaboration Agreement.    Immediately following the Merger, we sold all of the shares we held in the Former Holding Company's brokerage subsidiary, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México ("Casa de Bolsa"), as a result of the Merger to our new holding company, Grupo Financiero Santander México, S.A. de C.V. In connection with the sale, we entered into a collaboration agreement on January 2, 2018 with Casa de Bolsa pursuant to which Casa de Bolsa has agreed to perform certain brokerage transactions on our behalf that we are not legally able to provide or perform as a commercial bank and we have agreed to pay Casa de Bolsa commissions for the performance of such transactions. The agreement has an indefinite term and can be cancelled by either party upon 30 days' notice. The collaboration agreement is included as Exhibit 4.2 to this Annual Report on Form 20-F.

        Purchase and Sale Agreement.    On January 2, 2018, we sold our custodial business to Banco S3 México, S.A. Institución de Banca Múltiple ("Banco S3"), a subsidiary of Banco Santander, S.A. ("Banco Santander Parent"), our indirect controlling shareholder, pursuant to a purchase and sale agreement. Pursuant to the agreement, Banco S3 paid us a purchase price of Ps.850 million in exchange for the transfer of all rights, obligations and assets comprising our custodial business.

Pursuant to the agreement, we agreed not to compete with Banco S3 for a 20-year period and agreed to refer business for custodial services to Banco S3. The purchase and sale agreement is included as Exhibit 4.3 to this Annual Report on Form 20-F.

D.    Exchange Controls

        None.

E.    Taxation

        The following summary contains a description of material Mexican and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Series B shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold ADSs or Series B shares. The summary is based upon the tax laws of Mexico and regulations thereunder, the tax laws of the United States and regulations thereunder and the income tax treaty between Mexico and the United States, all as of the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations.

Mexican Taxation

        The following summary contains a general description of certain tax consequences, under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and regulations thereunder, of the acquisition, ownership and disposition of ADSs or Series B shares by a holder that is a non-Mexican holder (as described below), and it does not purport to be a comprehensive description of all the Mexican federal tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares. In addition, this summary does not address any non-Mexican or Mexican state or municipal tax considerations, which may be relevant to a non-Mexican holder of ADSs or Series B shares.

        This summary is intended to be for general information purposes only, and is based upon the Mexican Income Tax Law and regulations thereunder, as in effect on the date of this annual report on Form 20-F, all of which are subject to change.

        Prospective investors in and holders of ADSs or Series B shares should consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Series B shares including, in particular, the effect of any foreign, state or local tax laws, and their entitlement to the benefits, if any, afforded by the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a protocol thereto between Mexico and the United States, as amended (the "Tax Treaty"), and other tax treaties to which Mexico is a party and which are in effect.

        For purposes of this summary, the term "non-Mexican holder" shall mean a holder that is not a resident of Mexico for tax purposes, and that will not hold ADSs or Series B shares, or a beneficial interest therein, in connection with the conduct of a trade or business, through a permanent establishment for tax purposes, in Mexico.

        For purposes of Mexican taxation:

  •
  an individual is a resident of Mexico for tax purposes, if such individual has established his or her place of residence in Mexico or, if such individual has also established a place of residence outside Mexico, if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico. This will be deemed to occur if (i) at least 50.0% of his or her aggregate annual income derives from Mexican sources, or (ii) the main center of his or her professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

  •
  unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico for tax purposes if such individual is a state employee, regardless of the location of the individual's core of vital interests; and

  •
  a legal entity is a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico.

        Non-residents of Mexico (whether individuals or corporate entities) who are deemed to have a permanent establishment in Mexico for tax purposes shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

Taxation on Dividends

        Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares are subject to withholding tax, as follows:

  a)
  Non-Mexican holders who receive any dividends or profits that were generated as from 2014 must pay a 10% additional tax through a withholding made by the financial intermediary.

  b)
  Tax treaties could limit or reduce the withholding rate to the extent all requisites set forth in the Mexican Income Tax Law and the applicable tax treaty are met. The non-Mexican holders could possibly claim a tax credit for tax withheld if allowed by the domestic law of the recipient's country of residence.

  c)
  Profits earned until 2013, and supported with the net after-tax profit account 2013 (CUFIN for its Spanish acronym), would not be subject to 10% withholding tax.

Taxation on Capital Gains

        Gains on the sale of ADSs or Series B shares by a non-Mexican holder are subject to a 10% Mexican withholding tax if the transaction is carried out through a recognized securities market such as the Mexican Stock Exchange, to be withheld by the financial intermediary through which the sale is effected. The Mexican Income Tax Law provides that no withholding tax will apply if the holder is a resident of a country with which Mexico has in force a treaty for the avoidance of double taxation. For that purpose, the non-Mexican holder must provide a statement under oath to that effect to the financial intermediary, which statement must include the non-Mexican tax identification number of the non-Mexican holder. Additionally, to be eligible for the 10% Mexican withholding tax or the exemption, the holder (i) must have purchased and sold Series B shares in a recognized securities market, (ii) must not hold 10% or more of our Series B shares nor transfer 10% or more of our Series B shares in one or several transactions within a 24-month period, (iii) must not transfer control over us by transferring our Series B shares, and (iv) must not transfer the Series B shares in any transaction that restricts the seller from accepting a more competitive offer.

        If the non-Mexican holder is ineligible for the 10% Mexican withholding tax on the gain or the treaty exemption set forth in the Mexican Income Tax Law referred to above (e.g., because the transaction is not carried out through a recognized market, such as the Mexican Stock Exchange), then the proceeds from the sale of our Series B shares by the non-Mexican holder would be subject to the general 25% tax rate applicable to the gross sales price or, alternatively, to a 35% tax rate applicable to the gain arising from the sale of our Series B shares, if certain requirements set forth under applicable law are met (including appointing an agent in Mexico for tax purposes and filing an ad-hoc tax return).

        Under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits under the Tax Treaty may be exempt from Mexican income tax gains realized from a sale or other disposition of Series B shares (directly or through ADSs) that is or is not carried out through the Mexican Stock Exchange or such other approved securities market, to the extent such non-Mexican holder owned, directly or indirectly, less than 25% of our outstanding shares during the 12-month period preceding the date of the sale or other disposition, and provided that certain formal requirements set forth in the Mexican Income Tax Law are also complied with.

Other Mexican Taxes

        There is currently no Mexican estate, gift, inheritance or value-added tax applicable to the purchase, ownership or disposition of ADSs or Series B shares by a non-Mexican holder, provided, however, that gratuitous transfers of our shares may, in certain circumstances, result in the imposition of Mexican federal income tax on the recipient.

        There is currently no Mexican stamp, issue, registration or similar tax or duty payable by a non-Mexican holder with respect to the purchase, ownership or disposition of ADSs or Series B shares.

Material U.S. Federal Income Tax Consequences

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Series B shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to hold the securities. This discussion applies only to a U.S. Holder that holds ADSs or Series B shares as capital assets for tax purposes (generally property held for investment). In addition, it does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") known as the Medicare contribution tax, and differing tax consequences applicable to you if you are, for instance:

  •
  a financial institution;

  •
  a dealer or trader in securities;

  •
  holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  a partnership for U.S. federal income tax purposes;

  •
  a tax-exempt entity, including an "individual retirement account" or "Roth IRA";

  •
  a person that owns or is deemed to own ten percent or more of our stock by vote or value;

  •
  a person who acquired our ADSs or Series B shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

  •
  holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or Series B shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or Series B shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Series B shares.

        This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the Tax Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It also assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Tax Treaty and is:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs or Series B shares in their particular circumstances.

        This discussion assumes we are not a passive foreign investment company, as described below.

Taxation of Distributions

        Distributions paid on ADSs or Series B shares, other than certain pro rata distributions of Series B shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders (including individuals) may be eligible for taxation as "qualified dividend income" and therefore may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

        The amount of a dividend will include any amounts withheld in respect of Mexican taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's (or in the case of ADSs, the Depositary's) receipt of the dividend. The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's circumstances, any Mexican income taxes withheld from dividends on ADSs or Series B shares at a rate not exceeding the rate provided by the Tax Treaty generally will be creditable against the U.S. Holder's U.S. federal income tax liability. Instead of claiming a credit, the U.S. Holder may elect to deduct such Mexican income taxes in computing the U.S. Holder's taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Series B Shares

        Gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Mexican tax is withheld on the sale or disposition of Series B shares or ADSs, a U.S. Holder's amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Mexican tax. See "—Mexican Taxation—Taxation on Capital Gains" for a description of when a disposition may be subject to taxation by Mexico. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

        Based on proposed U.S. Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that neither we nor our Former Holding Company was a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes for 2017. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

        If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Series B shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs or Series B shares would generally be allocated ratably over the U.S. Holder's holding period for the ADSs or Series B shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or Series B shares exceeds 125 percent of the average of the annual distributions on the ADSs or Series B shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Series B shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

        Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        If a U.S. Holder owns ADSs or Series B shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder's federal income tax return for that year.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

        Certain U.S. Holders who are individuals (and under recently finalized Treasury Regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of ADSs or Series B shares.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.     Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

        The principal types of risk inherent in our business are market, liquidity, credit and operational risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management. For further information on market risk and risk management, see Note 47 of our audited financial statements included elsewhere in this annual report on Form 20-F.

Organizational Structure

        We regard risk management as a competitive element of a strategic nature, the ultimate goal of which is to maximize shareholder value. Risk management is defined, both conceptually and organizationally, as the comprehensive treatment of the different risks (market, liquidity, credit, counterparty, operating, legal and technological risks) that are quantifiable and are assumed by us in the normal course of business. The way we manage the risks inherent in our business is essential to understanding and determining our financial position and creating value in the long term.

        The CNBV has issued regulations governing risk management applicable to credit institutions. Our Board of Directors has formed and maintains a Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) based on the guidelines set forth in these regulations. The Comprehensive Risk Management Committee must comprise at least five members, including the head of the Comprehensive Risk Management Unit, our Chief Executive Officer, two of our Board members (one of whom is the committee president) and our internal auditor. The Comprehensive Risk Management Committee meets monthly and seeks to ensure that our operations adhere to the objectives, policies and procedures approved by the Board of Directors for risk management, which are set forth in our Comprehensive Risk Management Manual.

        The Comprehensive Risk Management Committee proposes to the Board of Directors, for their approval:

  •
  objectives, policies and procedures for the general management of risks;

  •
  risk exposure limits (on a consolidated basis, for each business unit and for each type of risk); and

  •
  strategies for assigning resources related to the execution of operations.

        In addition, the Comprehensive Risk Management Committee approves:

  •
  methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed;

  •
  models, parameters and scenarios used to measure and control risk; and

  •
  Execution of new transactions and services that involve risks.

        The Comprehensive Risk Management Committee also monitors compliance with the risk limits established by the Board of Directors.

        The Comprehensive Risk Management Committee reports existing risk exposure to the senior management and the Board of Directors, at least on a quarterly basis. In particular, it reports our risk levels, as well as any deviation from the risk limits imposed by the risk policies and the corrective measures that have been implemented. When a risk limit is breached, as determined by the credit or market risk department, as applicable, the excess is reported immediately, regardless of the severity of such breach, to the Comprehensive Risk Management Unit, which reports to the Comprehensive Risk

Management Committee. The Comprehensive Risk Management Committee, in turn, reports to senior management and the Board of Directors. The relevant business unit must then report to the credit or market risk department, as applicable, regarding the corrective measures that are being implemented to reduce risk below the risk limit. The credit or market risk department, as applicable, monitors the risk until it is reduced below the risk limit.

        The Comprehensive Risk Management Committee has delegated to the Comprehensive Risk Management Unit (Unidad de Administración Integral de Riesgos) the responsibility for implementing the procedures for the measurement, management and control of risks, in accordance with established policies. The Comprehensive Risk Management Committee appoints one person responsible for the management of the Comprehensive Risk Management Unit. This person, on behalf of the Comprehensive Risk Management Unit, reports any breaches of the risk limits and the corrective measures that have been implemented monthly to our Comprehensive Risk Management Committee and to the Board of Directors. This person is also responsible for, among other things, presenting to the Board of Directors the Comprehensive Risk Management Committee's reports, approvals and the risk exposures.

        The Comprehensive Risk Management Committee has the power to authorize deviations above the established risk limits, but any deviations must be reported to the board of directors of Banco Santander Mexico on at least a quarterly basis. Generally any breaches of the risk limits are low in severity and last for a few days. Nevertheless, in the infrequent event that a breach is high in severity, the relevant business unit may request authorization from the Comprehensive Risk Management Committee, through the Comprehensive Risk Management Unit, for a specific and temporary deviation during which it will act to reduce the risk. If the authorization is denied, then the business unit must reduce the risk as soon as possible by reducing the open risk position or hedging it, even if such action results in a loss.

        The Comprehensive Risk Management Committee may also create any subcommittees necessary to exercise its functions. The Credit Risk Committee, Market Risk Committee, Legal Risk Subcommittee and Operational Risk Subcommittee are subcommittees of the Comprehensive Risk Management Unit. See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Comprehensive Risk Management Committee" for additional information about our Comprehensive Risk Management Committee.

Regulatory Review Process

        We are subject to the CNBV's ordinary regulatory review process, specified in regulations that govern the CNBV's supervisory activities, which includes the annual evaluation of our risk models and risk management. This annual review comprises the following steps:

  •
  The CNBV sends us an official notice stating the date on which its inspection visit will take place, the purpose of the inspection and the initial documents that will be subject to review.

  •
  The CNBV sends us an official notice confirming the date on which the inspection visit will take place.

  •
  The inspection visit takes place on the scheduled date at our offices. The visit includes review of information, interviews with officers and additional requests for information. The visit is generally conducted in a fashion that permits dialogue between us and those officers of the CNBV conducting the review.

  •
  Once the inspection visit is completed, the CNBV prepares an official report, which includes observations arising from the inspection visit regarding regulations or internal processes. These observations may require answers to specific questions and may result in additional information requests. In addition, the official report may require us to take corrective actions and provide a timetable for their implementation.

  •
  We are entitled to respond to the observations set forth in the CNBV's official report, including by expressing our disagreement with conclusions reached by the CNBV.

  •
  After receipt of our responses, the CNBV issues a final report, setting forth its agreement or disagreement with the responses and the information provided. This final report confirms the conclusion of the termination of the annual inspection process. If we disagree with the CNBV's conclusions, we are entitled to initiate an administrative or judicial action against any such conclusions.

Market Risk

General

        We are exposed to market risk mainly as a result of the following activities:

  •
  trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;

  •
  engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;

  •
  investing in assets or instruments, the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and

  •
  all trading and non-trading activities, which involve liquidity risk.

Primary Market Risks and How They Arise

        The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate-sensitive assets and liabilities. Interest rate risk arises in connection with both our trading and non-trading activities. Interest rate risk related to our trading activities primarily results from our investments in short-term Mexican Central Bank bills and notes, cross-currency swaps and sovereign bonds.

        We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the Mexican peso within established limits. Our exposure to trading-related foreign exchange risk is based on our positions in bonds and currency swaps.

        We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activities, due to the maturity gap between assets and liabilities mostly in our retail banking business.

        We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (primarily interest rate and foreign exchange risk) and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and clearinghouses, such as the Mexican Derivatives Exchange. Our principal derivative instruments include foreign exchange forwards, cross-currency swaps and interest rate swaps. We also use derivatives in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity.

Market Risk Management Policies

        The Market Risk Management Department within the Comprehensive Risk Management Unit is responsible for recommending the market risk management policies to be implemented by us, by establishing the parameters for measuring risks and delivering reports, analyses and evaluations to senior management, to the Comprehensive Risk Management Committee and to the board of directors of Banco Santander Mexico.

        The measurement of market risk quantifies the potential change in the value of our positions as a result of changes in market risk factors.

        Depending on the types of activities performed by the business units, debt securities and share certificates are recorded as trading securities, securities available for sale and/or securities held to maturity. In particular, what underlies and identifies securities available for sale is their permanent status, and they are handled as a structural part of the consolidated balance sheets. We have established guidelines that must be applied to securities available for sale, as well as controls to seek to ensure compliance.

        When significant risks are identified, they are measured and assigned limits with the aim of ensuring adequate control. The risk is measured from a comprehensive perspective through a combination of the methodology applied to trading portfolios and the methodology applied to the management of assets and liabilities.

Trading Portfolios

        To measure risks using a comprehensive approach, we follow the VaR method, which is defined as the statistical estimate of the potential loss of value of a specific position in a specific period of time and with a specific level of confidence. VaR is a universal measure of the exposure levels of the various risk portfolios. It helps compare the risk levels among different instruments and markets by expressing the exposure level of each portfolio through a unique figure in economic units.

        VaR is calculated using the historical simulation method, based on full valuation with 521 scenarios, a one-day horizon and a confidence level of 99%.

        Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests). These simulations are generated in two ways:

  •
  by applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence; and

  •
  by applying to the risk factors changes that depend on the volatility of each risk factor.

        We perform back-testing every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated. Although they are prepared monthly, these reports include tests for all of the days.

        For further information about our methodologies, see Note 47 of our audited financial statements.

        The table below presents our portfolios as of December 31, 2016 and 2017:

	At December 31,
	2016			2017
	VaR (thousands of pesos)		Percentage of net capital (%)	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	131,606.33	0.12%	Ps.	128,609.10	0.11%
Market Making		100,529.48	0.09%		134,323.11	0.12%
Proprietary Trading		36,656.14	0.03%		16,562.56	0.01%
Risk factor
Interest Rate		121,423.78	0.11%		125,199.87	0.11%
Foreign Exchange		31,412.41	0.03%		25,343.92	0.02%
Equity		1,698.08	0.00%		5,074.85	0.00%

        The average VaR (based on month-end amounts) in 2017 was:

	VaR (thousands of pesos)		Percentage of net capital (%)
Trading desks	Ps.	99,206.55	0.09%
Market Making		83,056.14	0.07%
Proprietary Trading		35,654.18	0.03%
Risk factor
Interest Rate		99,978.32	0.09%
Foreign Exchange		56,526.57	0.05%
Equity		4,550.69	0.00%

        The risk performance of our trading portfolio with regard to trading activity in financial markets during 2017, measured by daily VaR in millions of pesos, is shown in the following graph.

        The above graph shows that daily VaR during 2017 remained at levels below the limit of U.S.$13 million (approximately Ps.245 million).

        In 2017, the average daily VaR of the Bank's market trading operations was Ps.95.06 million, as compared to Ps.76.51 million in 2016. In 2017, the changes in VaR were mainly due to changes in the interest rate risk factor as a result of our trading book's strategy. VaR modeling did not change during 2017. At the end of December 2017, VaR was Ps.128.61 million.

        During the first semester of 2017, the average daily VaR was Ps.97 million and during the second semester the average daily VaR was Ps.93 million. VaR remained at levels between Ps.58 million and Ps.138 million, in the second semester, as a result of interest rate increase expectations.

        The histogram below compares the distribution of risk in terms of daily VaR between 2016 and 2017. In 2016, the levels of VaR remained between Ps.48 million and Ps.135 million on 95.2% of the days for which they were calculated. Higher values (greater than Ps.135 million) represented 4.8% of the period. In 2017, the levels of VaR remained between Ps.58 million and Ps.135 million on 98.4% of the days for which they were calculated. Higher values (greater than Ps.135 million) represented 1.6% of the period.

Risk Histogram

Stress Tests

        Below we present the different stress test scenarios based on different hypotheticals calculated for our trading book.

  Probable Scenario

        This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in our trading book for each period. In summary, the movements applied to each risk factor were as follows:

  •
  Interest rate (IR), volatility (Vol) and Exchange rate (FX) risk factors were increased by one standard deviation.

  •
  Equity risk factors (EQ) were decreased by one standard deviation.

        The following table displays the possible gains (losses) for the Former Holding Company's trading book at the end of each quarter in the years presented, in millions of pesos, according to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2017	Ps.	(35)	Ps.	(43)	Ps.	(67)	Ps.	0.34
2016		(14)		(25)		(6)		(15)
2015		1		(9)		(19)		(6)
2014		(23)		(71)		(57)		(10)

  Possible Scenario

        Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

  •
  Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).

  •
  Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

        The following table shows the possible profits (losses) for Banco Santander Mexico's trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2017	Ps.	(482)	Ps.	(948)	Ps.	(1,021)	Ps.	23
2016		59		56		432		780
2015		(203)		189		(282)		(167)
2014		(920)		(855)		(761)		(26)

  Remote Scenario

        Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

  •
  Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).

  •
  Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

        The following table shows the possible profits (losses) for our trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of March 31		As of June 30		As of September 30		As of December 31
	(Millions of pesos)
2017	Ps.	(605)	Ps.	(1,661)	Ps.	(1,853)	Ps.	283
2016		357		355		1,218		1,985
2015		(276)		650		(340)		(148)
2014		(2, 945)		(2,232)		(2,435)		(346)

  Assets and Liabilities Management (Banking Books)

        Our retail banking activities generate significant balance sheet amounts. Our ALCO is responsible for determining guidelines for managing risk with respect to financial margin, net worth and long-term liquidity, which must be monitored in the different retail portfolios. The ALCO reports to our senior management. Under this approach, our finance senior management is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the commercial balance sheet.

        The ALCO adopts investment strategies and hedges to keep these sensitivities within the target range and is responsible for the management of interest rate risk, long-term liquidity risk and capital structure. As of the date of this annual report on Form 20-F, the foreign exchange risk in our banking books is not material and we intend to maintain the foreign exchange risk in the banking books at an immaterial level. Interest rate risk is the possibility of suffering losses as a consequence of the impact on the asset and liability structure from fluctuations in market interest rates. When quantified, interest rate risk is our exposure to movements in the interest rate curves.

        As part of corporate activities, we analyze the interest rate sensitivity of the net interest margin, or NIM, and market value of equity, or MVE, of the different balance sheet headings against interest rate variations. This sensitivity derives from the maturity and interest rate repricing gaps for every asset and liability. The analysis is based on the classification of each balance line sensitive to interest rates over time, as a function of their amortization dates, maturity or contractual modification of the applicable interest rate.

        The MVE is the net present value of the projected future flows of the financial assets and liabilities in the banking book. We monitor the exposure of MVE to changes in interest rates by measuring the 1% MVE sensitivity, which is an estimate of the impact on MVE from a parallel movement of 100 basis points in market interest rates.

        The NIM is the difference between the return on assets and the financial cost of financial liabilities in the banking book in a one-year period. We monitor the exposure of NIM to changes in interest rates by measuring the 1% NIM sensitivity, which is an estimate of the impact on NIM, in a one-year period, from a parallel movement of 100 basis points in market interest rates. The impact on NIM from changes in interest rates is reflected in profit and loss accounts and balance sheet quality.

        The 1% NIM sensitivity and 1% MVE sensitivity measures are complementary: while the 1% MVE sensitivity measure estimates the exposure of our assets and liabilities to fixed rates, the 1% NIM sensitivity measure estimates the exposure of the assets and liabilities to variable rates. As a result, if a financial instrument has a high 1% MVE sensitivity, it would have a low 1% NIM sensitivity, and if a financial instrument has a low 1% MVE sensitivity, it would have a high 1% NIM sensitivity.

        We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, 1% MVE sensitivity, (Ps.5,300 million in local currency and U.S.$65 million in foreign currency) and net financial income, 1% NIM sensitivity (Ps.1,500 million in local currency and U.S.$20 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

        Although the limit consumption metrics are complementary, they are not directly correlated. A change in interest rates has opposite directional impacts on market consumption levels of these metrics, but the amount of the impact may differ. For this reason, the consumption of limits could be similar. Although having similar limit consumption on both measures does not necessarily imply that interest rate risk management is optimized or balanced, setting limits on both sensitivities does help ensure that management does not create interest rate exposure which could compromise the MVE or NIM.

        The following chart shows our NIM and MVE limit consumption for 2015 to 2017 at year-end as well as for each month in 2017.

        In 2017, 1% MVE sensitivity remained stable with a maximum of 55% in May and a minimum of 40% in September. While 1% NIM sensitivity had a maximum of 54% in December and a minimum of 14% in March, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

        The internal risk units propose risk methodology and risk model changes to the Comprehensive Risk Management Committee. The Comprehensive Risk Management Committee is responsible for approving, among other things, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks. This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV's guidelines.

        On an annual basis, the CNBV and Mexican Central Bank carry out an inspection visit to verify that we have complied with prudential rules established by CNBV regarding the comprehensive management of risk for credit institutions. The agenda of the inspection visit includes a review of the functions of the Comprehensive Risk Management Committee. Risk methodology and risk model validations and approvals are also reviewed as part of this inspection.

  Liquidity Gap

        The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 29, 2017. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0 - 1 months		1 - 3 months		3 - 6 months		6 - 12 months		1 - 3 years		3 - 5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	80,851	Ps.	41,236	Ps.	—	Ps.	11	Ps.	11	Ps.	41	Ps.	10	Ps.	—	Ps.	39,543
Loans		774,862		53,125		64,611		68,058		101,213		234,382		106,830		146,624		20
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(72)		—		—		—		—		—		—		—		(72)
Securities		372,029		330,590		123		192		381		1,523		2,855		11,441		24,924
Permanent		11,652		—		—		—		—		—		—		—		11,652
Other Balance Sheet Assets		174,727		—		—		—		—		—		—		—		174,727

Total Balance Sheet Assets		1,414,049		424,951		64,734		68,261		101,605		235,946		109,695		158,065		250,794

Money Market		(113,294)		(20,523)		(791)		—		—		—		—		—		(91,981)
Deposits		(607,532)		(239,107)		(19,463)		(14,194)		(12,780)		(21,136)		(11,777)		(289,075)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(191,378)		(4,292)		(11,334)		(11,619)		(31,917)		(50,504)		(49,477)		(3,250)		(28,985)
Equity		(116,134)		—		—		—		—		—		—		—		(116,134)
Other Balance Sheet Liabilities		(198,480)		—		—		—		—		—		—		—		(198,480)

Total Balance Sheet Liabilities		(1,226,818)		(263,922)		(31,588)		(25,813)		(44,697)		(71,640)		(61,254)		(292,325)		(435,580)

Total Balance Sheet Gap		187,231		161,029		33,146		42,448		56,908		164,306		48,441		(134,260)		(184,786)

Total Off-Balance Sheet Gap		15,009		(8,956)		596		117		599		7,423		4,090		(864)		12,005

Total Structural Gap				152,073		33,742		42,565		57,507		171,729		52,531		(135,124)		(172,781)
Accumulated Gap				152,073		185,815		228,380		285,887		457,616		510,147		375,023		202,242

  Interest Rate Risk Profile

        The table below shows the distribution of interest rate risk by maturity as of December 29, 2017. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0 - 1 months		1 - 3 months		3 - 6 months		6 - 12 months		1 - 3 years		3 - 5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	80,851	Ps.	41,236	Ps.	—	Ps.	11	Ps.	11	Ps.	41	Ps.	10	Ps.	—	Ps.	39,543
Loans		697,027		357,785		62,290		27,359		28,877		99,802		45,376		75,518		20
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		(72)		—		—		—		—		—		—		—		(72)
Securities		346,672		23,391		16,893		39,293		1,845		63,697		14,855		31,081		155,618
Permanent		472		—		—		—		—		—		—		—		472
Other Balance Sheet Assets		185,908		—		—		—		—		—		—		—		185,908

Total Balance Sheet Assets		1,310,858		422,412		79,183		66,663		30,733		163,540		60,241		106,599		381,489

Money Market		(113,294)		(20,523)		(791)		—		—		—		—		—		(91,981)
Deposits		(597,248)		(567,359)		(15,954)		(9,378)		(4,535)		(22)		—		—		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(184,681)		(62,590)		(6,173)		(5,922)		(6,396)		(36,660)		(35,173)		(2,869)		(28,898)
Equity		(116,134)		—		—		—		—		—		—		—		(116,134)
Other Balance Sheet Liabilities		(198,480)		—		—		—		—		—		—		—		(198,480)

Total Balance Sheet Liabilities		(1,209,837)		(650,472)		(22,918)		(15,300)		(10,931)		(36,682)		(35,173)		(2,869)		(435,493)

Total Balance Sheet Gap		101,021		(228,060)		56,265		51,363		19,802		126,858		25,068		103,730		(54,004)

Total Off-Balance Sheet Gap		(561)		31,675		2,142		(2,719)		(606)		(35)		(6,798)		(24,220)		—

Total Structural Gap				(196,385)		58,407		48,644		19,196		126,823		18,270		79,510		(54,004)
Accumulated Gap				(196,385)		(137,978)		(89,334)		(70,138)		56,685		74,955		154,465		100,461

  Market Risk Limits

        The Comprehensive Risk Management Committee establishes market risk limits annually to accommodate senior management's appetite for risk and to comply with the desired risk/return ratio (on a consolidated basis, for each business unit and for each type of risk). The business units must request any subsequent limit modification from the Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit. This level includes trading and investment portfolio activities, balance sheet management and strategic positions (classified in accordance with business intentions).

        Our market risk limits are based on each of our portfolios and books. The limits structure is applied to control exposure and establish the total risk applicable to the business units.

        We establish market risk limits for:

Trading Books:	VaR
Loss Trigger
Stop Loss
Interest Rate equivalent amount
Equity Delta
Fx Open positions
Banking Books:	Interest Rate Sensitivity	Net Interest Margin (NIM)
	Market Value of Equity	(MVE)

        For further information about the market risk limits established for our trading and banking books, see Note 47 of our audited financial statements.

Liquidity Risk

        Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

        The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2016, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management division within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

        Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in Note 47 to our audited financial statements.

Credit Risk

General

        Our Credit Committee is an internal management committee required by Mexican law that has powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

  •
  any emerging risks associated with our loan portfolio;

  •
  investments in our portfolio; and

  •
  resolving issues with respect to any of our credit operations.

        In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committee also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

  •
  review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director's general authorization of our lending activities;

  •
  review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities;

  •
  periodically review and assess underwriting policies and guidelines;

  •
  periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the "Watch List;"

  •
  periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval; and

  •
  evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

        The management of credit risk covers the identification, measurement, composition and valuation of aggregated risk and the determination of profitability adjusted to such risk, the purpose of which is to oversee the levels of risk concentration and adjust them to established limits and objectives. We have implemented a policy of selective growth of credit risk and strict treatment of late payments and provisions.

        As required under applicable provisions of the Mexican Banking Law and General Rules Applicable to Mexican Banks and pursuant to our internal policies, in connection with each loan (including mortgage and other consumer loans), we apply credit assessment and approval processes undertaken by trained officers and, when applicable, committees that comprise experienced bankers. Furthermore, we maintain systems and personnel that continuously monitor loans, that we believe permit us to react promptly if delinquent conditions are present. Our credit and monitoring personnel is subject to periodic training. Furthermore, we periodically conduct benchmarking against similar systems used by our affiliates.

        We manage our credit risk differently for each of our customer segments throughout the three phases of the credit process: admission, follow-up and recovery, as explained below.

Admission

        The loans that receive individual treatment (companies, financial institutions and entities) are identified and differentiated from those handled in standardized fashion (consumer and mortgage loans of private individuals and loans to businesses and micro-companies).

        In the case of loans to which we apply individual treatment, we have a solvency classification or "rating" system that calculates the probability of non-performance, which enables us to measure the risk associated with each customer from the start of the respective transaction. The customer valuation obtained after analyzing the relevant risk factors in different areas is subsequently adjusted based on the specific characteristics of the transaction (such as guarantee or term).

        Standardized risks, given their special characteristics (a large number of transactions involving relatively small amounts) require a different approach that ensures effective treatment and efficient allocation of resources, for which we use automatic decision-making tools, such as expert and credit scoring systems.

Follow-up

        Business loans are subject to our "special oversight system" during the follow-up stage. The special oversight system determines the policy to be followed in handling risk with companies or groups classified in such category. There are four distinct special oversight situations or degrees, that in turn give rise to four different possible actions: to follow, to reduce, to get guarantees and to extinguish. When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these four categories and to begin special supervision until the relevant objective is accomplished (which means the risk is reduced, the guarantees are obtained or the risk is extinguished). The special oversight rating may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas. Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

Recovery

        Risks that we classify as past due loans based on non-compliance with the relevant payment schedule are assigned to our Recovery Units. Our Recovery Units are fundamental to our management of past due loans and are intended to minimize the final losses we incur. The Recovery Unit performs specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued. We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

        With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 65%. This percentage is calculated based on the peso amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. See Note 12.e of our audited financial statements.

        With respect to revolving SME loans, restructuring consists of eliminating the revolving characteristic of the credit and transforming it into an installment loan.

        We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 38% of the principal amount due plus 90 days of accrued interest.

        In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 42%. Six months after restructuring, approximately 62% of consumer loans are current in terms of repayment.

        The following table shows the average during the last 72 months (renegotiation vintages from January 2013 to December 2017) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or charged off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and charge-offs As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	36%	36%	37%
Non-performing at the time of the renegotiation	58%	49%	47%
Total Consumer Loans	39%	38%	38%
Commercial Loans(2)
Performing at the time of the renegotiation	27%	34%	30%
Non-performing at the time of the renegotiation	45%	37%	30%
Total Commercial Loans	33%	35%	30%

(1)
Includes credit card and consumer loans.

(2)
Includes business installment and SME loans.

        Based on the table above, the success rates for renegotiation vintages from January 2013 to December 2017 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	64%	64%	63%
Non-performing at the time of the renegotiation	42%	51%	53%
Total Consumer Loans	61%	62%	62%
Commercial Loans(2)
Performing at the time of the renegotiation	73%	66%	70%
Non-performing at the time of the renegotiation	55%	63%	70%
Total Commercial Loans	67%	65%	70%

(1)
Includes credit card and consumer loans.

(2)
Includes business installment and SME loans.

        The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

        The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2016 vintage and 2017 vintage performance as of December 31, 2017, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2016				For the year ended 12/31/2017
	Performing Loans				Performing Loans
	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total	Renegotiated due to concerns about current or potential credit deterioration	Renegotiated due to other factors	Impaired Loans	Total
	(Millions of pesos)
Commercial	2,462	—	1,013	3,475	3,093	—	1,153	4,246
Mortgages	—	—	—	—	—	—	—	—
Consumer	1,298	—	245	1,543	1,400	—	283	1,682

Total	3,759	—	1,258	5,018	4,493	—	1,436	5,928

NPLs and charge offs	at December 31, 2017 (12 months)*				at December 31, 2017 (12 months)*
Commercial	42%	—	67%	49%	—	—	—	—
Consumer	39%	—	59%	42%	—	—	—	—

Total	41%	—	65%	47%	—	—	—	—

Success Rate	at December 31, 2017 (12 months)*				at December 31, 2017 (12 months)*
Commercial	58%	—	33%	51%	—	—	—	—
Consumer	61%	—	41%	58%	—	—	—	—

Total	59%	—	35%	53%	—	—	—	—

*
From 12 to 24 months of performance at December 31, 2016 (18 months on average)

        Success rates of renegotiated loans are reflected in the probability of default of the total portfolio, which includes performing, non-performing and renegotiated loans. In accordance with our allowance for impairment losses methodology, the probability of default is calculated based on observed default frequencies in the consumer and mortgage loan portfolios, and based on ratings in the commercial portfolio.

        Renegotiated loans have decreased from 1.9% of the total consumer loan portfolio as of December 31, 2016, to 1.8% as of December 31, 2017. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2016, and December 31, 2017, is attributed to the movements set forth in the table below:

% of Total Consumer Loans
Renegotiated Loans at December 31, 2016*	1.8%
Collections/repayments on renegotiated loans	0.4%
Charge-offs	0.7%
Increase in consumer loan portfolio	0.0%
New renegotiations	1.2%
Renegotiated Loans at December 31, 2017	1.8%

*
Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

        We assume counterparty risk in our dealings with government, government agencies, financial institutions, corporations, companies and individuals in our treasury and correspondent banking activities. We manage counterparty risk through a special unit whose organizational structure is independent of our business units.

        We use the Interactive Risk Integrated System, or IRIS, system to ascertain the line of credit available with any counterparty, in any product and for any term and Equivalent Credit Risk, or REC, to control counterparty lines. REC is a measure that estimates the potential loss if the counterparty ceases payment. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction ("MtM"). Furthermore, the Gross Equivalent Credit Risk incorporates the Potential Credit Exposure or Potential Additional Risk ("RPA"), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The Gross REC considers definitions described above, without considering mitigating by netting or by mitigating collateral.

        Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with which we have current positions for financial instruments with counterparty credit risk. The Gross REC is mitigated by the existence of netting agreements and, in certain cases, with collateral agreements or revaluation agreements with the counterparties. This mitigated risk is called Net REC. The methodology continues to be effective.

        Another element of credit risk is settlement risk, which arises in any transaction at its expiration date, given the possibility that the counterparty will not comply with its obligations to pay us, once we have satisfied our obligations by issuing our respective payment instructions.

        To control these risks, the Financial Risk Senior Management, comprised of the Counterparty and Market Credit Risk Area, supervises on a daily basis our compliance with the counterparty risk limits. These limits are established by counterparty, product and tenor. The Credit Risk Admission Area approves these counterparty risk limits. The Financial Risk Senior Management is also responsible for communicating the limits, consumptions and any excesses incurred on a daily basis. Furthermore, the

Financial Risk Senior Management reports monthly to the Comprehensive Risk Management Committee the limits for Counterparty Risk Lines and the limits for Issuer Risk Lines and their usage. It also reports the calculation of the expected loss for current operations in financial markets at the close of each month and presents different stress scenarios of the expected loss. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

        Counterparty Risk Lines refer to the maximum equivalent credit risk amount and the maximum permitted term for derivatives, repos, money market, foreign exchange spot or any other trading transactions. Such risk lines are approved by the Credit Committee and are established for the following sectors: Mexican Sovereign Risk and Local Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporate Head Offices, Corporate Banking-SGC, Institutional Banking, Large Companies Unit and Project Finance. Issuer Risk Lines refer to the maximum amount permitted for the purchase of fixed income securities and, in addition, regulate the maximum term and holding period permitted for each issuer.

        Set forth below are the Net REC of the Counterparty Risk Lines and Issuer Risk Lines of Banco Santander Mexico as of December 31, 2017, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Banco Santander Mexico for the fourth quarter of 2017.

	Net REC
	As of December 31, 2017	Fourth quarter 2017 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	18,434.95	18,400.40
Corporates	974.38	1,052.10
Companies	120.62	130.50

        Set forth below are our REC lines' maximum gross counterparty risk as of December 31, 2017, corresponding to types of derivatives transactions.

Maximum Gross REC
As of December 31, 2017
(Millions of dollars)
Type of Derivative
Rate Derivatives	16,463
Exchange Rate Derivatives	40,538
Derivatives on bonds	—
Equity Derivatives	498

TOTAL	57,499

*
In IRIS, the Gross REC does not consider mitigation by netting agreements and by collateral agreements with counterparties.

        The Expected Loss of Banco Santander Mexico as of December 31, 2017, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2017, are concentrated as follows:

	Expected Loss
	As of December 31, 2017	Fourth quarter 2017 Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	18.11	18.17
Corporates	2.06	2.20
Companies	2.74	1.89

        The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

        The composition of total collateral received for derivatives transactions as of December 31, 2017 is as follows:

Cash	92.80%
Bonds Issued by the Mexican Federal Government	7.20%

        In respect to collateral management in derivatives transactions, counterparty's positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

        The counterparty, which receives the margin call has the right to analyze the valuation and it could result on discrepancies to solve.

        In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result there are no adverse effects due to correlation between the counterparty and the collateral.

        In the hypothetical stressed scenario, assuming that the Institution's credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the thresholds established on the Institution's collateral agreements are dependent on the Institution's credit rating.

Operational Risk

        Operational risk is defined as the risk of loss due to inadequate or failed internal processes, personnel or internal systems or due to external events. This definition includes events that may occur as a result of legal or regulatory risk, but excludes those that occur as a result of strategic risks and reputational risks.

        The operational risk management has as its main goal to contain or reduce the impact of operational risks through the identification, oversight and control of factors that could trigger loss events.

        We have a non-financial risk management unit that is responsible for coordinating and supervise the proper implementation of policies and procedures according to the corporate model defined in Spain, aligned to the regulatory requirements in Mexico by the CNBV. This unit is responsible to submit proposals to the Operational Risk Committee and/or the Comprehensive Risk Management Committee for its approval of the methodologies, models and parameters used to identify measure, limit, report and disclose the operational risk to which we are exposed and the results of embedding under the risk profile. Our non-financial risk unit reports directly to the Deputy General Risk Director in Mexico and to the corporate responsible for operational risk in Spain.

        The key processes involved in the model for the management and control of the Operational Risk are summarized as follows:

  •
  strategic planning and budget;

  •
  identification, measurement and assessment of operational risk;

  •
  continuous monitoring of Operational Risk profile;

  •
  determination of the framework to identify the need of mitigation and risk transfer; and

  •
  communication and governance.

Anti-Money Laundering and Anti-Terrorist Financing

        Our Communications and Control Committee (Comité de Comunicación y Control) approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions, among the following functions:

  •
  Establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Articles 139 quarter 400 bis and 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;

  •
  Oversees compliance with our applicable policies;

  •
  Evaluates the effectiveness of our policies and determines the necessary remedial measures;

  •
  Decides on certain transactions that may fall within the category of unusual transactions and determines if we should report to the authorities; and

  •
  Approves anti-money laundering training program for Insitution´s personnel.

        The Communication Control Committee reports to the information on anti-money laundering transactions to the Compliance Committee and Audit Committee. Its primary purpose is to monitor the transactions of our prevention system and, in particular, to decide when to communicate unusual transactions to the authorities. In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses transactions and the list of clients subject to special authorizations and monitoring.

        In general, this committee is integrated into the main control areas of the Bank.

Legal Risk

        Legal risk is defined as the potential loss from non-compliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings, the imposition of fines and the application of penalties in relation to our transactions.

        The following activities are performed in compliance with our Comprehensive Risk Management guidelines:

  •
  establishment of policies and procedures to analyze legal validity and ensure the proper instrumentation of the legal acts performed;

  •
  estimation of the amount of potential losses derived from unfavorable legal or administrative rulings and the possible application of penalties;

  •
  analysis of legal acts governed by foreign legal systems;

  •
  publication among managerial personnel and employees of legal and administrative provisions applicable to transactions;

  •
  performance, at least annually, of internal legal audits; and

  •
  maintenance of a historical database relating to judicial and administrative decisions, and their causes and costs, ensuring that those judicial and administrative decisions that result in a loss are registered systematically along with their different types of loss and costs, in accordance with accounting records, and are properly identified with the line or business unit of origin.

Technological Risk

        Technological risk is defined as the potential loss from damages, interruption, alteration or failures derived from the use of or dependence on hardware, software, systems, applications, networks and any other information technology services provided to our customers.

        We have developed a model in accordance with the corporate model created by Banco Santander Parent to deal with technological risk. This model is currently integrated into the service and support processes of our corporate technology locations in order to identify, oversee, control and report on the technology risks to which our operations are exposed. This model is intended to prioritize the establishment of control measures that will reduce the probability of risks materializing.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

Fees and Expenses

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances as a result of a distribution of shares, rights and other property, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a distribution of shares, rights and/or other property prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing Series B shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of U.S.$1.50 per ADR for transfers of certificated or direct registration ADRs;

  •
  a fee for the distribution or sale of securities in connection with a distribution, such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were Series B shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of our Series B shares or other deposited securities, the sale of securities (including, without limitation deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or the custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  stock transfer or other taxes and other governmental charges;

  •
  SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of Series B shares, ADRs or deposited securities;

  •
  transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  any other charge payable by any of the depositary, any of its agent's including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of the Series B shares or other deposited securities; and

  •
  in connection with the conversion of foreign currency into U.S. dollars, the fees and expenses of the depositary charged by the depositary or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Direct and Indirect Payments

        Our depositary has agreed to make available to us the revenues generated by the ADR program through issuance, cancellation and distributions fees, net of certain fees and expenses incurred by the depositary, including transferee agency fees and reasonable legal fees and expenses. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing Series B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

        Since January 1, 2018, we have received approximately U.S.$0.0 million in net revenues from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

        No matters to report.

B.    Arrears and Delinquencies

        No matters to report.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to Instruments

        None.

B.    Material Modifications to Rights

        None.

C.    Withdrawal or Substitution of Assets

        None.

D.    Change in Trustees or Paying Agents

        None.

E.    Use of Proceeds

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        As of December 31, 2017, under the supervision and with the participation of our management, including our disclosure committee, our CEO and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

B.    Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. For Banco Santander México, generally accepted accounting principles refer to the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of our assets;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

        Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

        The effectiveness of the company's internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included with our financial statements filed as part of this annual report.

C.    Changes in Internal Control over Financial Reporting

        There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Audit Committee has three members, all of whom are nonexecutive independent directors, as determined in accordance with Article 25 of the Mexican Securities Market Law and our bylaws. All of the members of our Audit Committee also meet the independence criteria set by the NYSE, for foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an "Audit Committee Financial Expert" as defined by the SEC.

ITEM 16B.    CODE OF ETHICS

        Our Board of Directors has approved and adopted our General Code of Conduct, which are a code of ethics that applies to all of our employees, including executive officers, and to our Board members. In the Audit Committee (Comité de Auditoría) and Board of Directors meetings held on

February 11 and 14, 2013, respectively, amendments to our General Code of Conduct were approved. This approval allowed us to incorporate a catalogue of ethical principles and rules of conduct that govern the performance of all Banco employees into our General Code of Conduct. The current version of our General Code of Conduct is posted and maintained on our website at www.santander.com.mx under the heading "Conoce al Banco-Código de Conducta." The information contained on our website is not a part of this annual report.

        On July 27, 2017, our board of directors approved amendments to the General Code of Conduct for: amendments related to Investment services under financial products sales, personal data protection and employee ombudsman activities.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table describes the amounts billed to us by PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2016 and 2017, respectively.

	2016		2017
	(Millions of pesos)
Audit fees	Ps.	52	Ps.	59
Audit-related fees		6		14
Tax fees		—		1

Audit Fees

        Audit fees correspond to fees for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

        Audit-related fees correspond to fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2017 and 2016 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

        Tax fees are fees billed for professional services for tax compliance and tax advice.

        No amounts were billed to us by PricewaterhouseCoopers, S.C. in 2016 or 2017, respectively for services other than audit, audit-related and tax services.

Preapproval Policies and Procedures

        The Audit Committee is required to preapprove the audit and non-audit services performed by the Company's auditors in order to assure that the provision of such services does not impair the audit firm's independence.

        Each year, the Audit Committee proposes the appointment of the independent auditor to the Board. At that time, the Audit Committee preapproves the audit and audit-related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services are included in the correspondent audit contracts of the Company with its principal auditing firm.

        In addition, all non-audit services provided by the Company's principal auditing firm or other auditing firms are subject to case-by-case preapproval by the Audit Committee.

        All of the audit fees, audit-related fees and tax fees described in this item 16C have been preapproved by the Audit Committee in accordance with these preapproval policies and procedures.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        All of the members of our Audit Committee satisfy the independence requirements of the NYSE applicable to foreign private issuers.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law and the regulations issued by the CNBV and the Mexican Stock Exchange. In addition, our corporate governance practices reflect the Banco Santander Parent corporate governance framework described below.

        In December 2012, primarily in response to the requirements of the European Banking Authority, our controlling shareholder, Banco Santander Parent, adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Parent and its most significant subsidiaries, including us, in order to enhance the ability of Banco Santander Parent to manage the risks arising from its operations around the world.

        The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Banco Santander Parent exercises control and oversight over its subsidiaries and participates in specific decisions at the subsidiary level and (iii) corporate models establishing common guidelines for the management and control of Banco Santander Parent's subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations set forth in the framework, the framework states that Banco Santander Parent may require that its subsidiaries make substantive changes or take specific actions. The framework enables Banco Santander Parent to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Banco Santander Parent the authority to participate in the appointment, evaluation and compensation of each such person.

        By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Banco Santander Parent to supplant its subsidiaries' decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles:

  •
  the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict;

  •
  the subordination of the framework to our directors' duty of loyalty and their obligation to create value for all of our shareholders rather than any particular shareholder or group of shareholders; and

  •
  the disclosure of the adoption of the corporate governance framework to the public and to our employees and subsidiaries.

        As a result of the precedence given to local legal requirements in the framework itself and in our Board of Directors' adopting resolutions, we do not expect that the adoption of the corporate governance framework will affect our ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that we must obtain Banco Santander Parent's approval for our audit plan and that Banco Santander Parent may request additional audits at its discretion, to the extent that this provision of the framework would prevent our audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee's obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our adopting resolutions. Similarly, we understand that the authority given to Banco Santander Parent under the framework to approve certain decisions by us and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of our audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

        On July 27, 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries, with the purpose of setting forth a clear and transparent conceptual framework to govern their relationship. The model reinforces Banco Santander Parent's corporate governance and provides greater faculties and powers to the boards of directors of the subsidiaries. Our Board of Directors approved the new corporate governance model in January 2016, in compliance with local regulations.

        Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for United States resident companies under the NYSE listing standards. Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must satisfy to be listed on the NYSE. However, exemptions from many of the requirements are available to foreign private issuers such as us. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the NYSE corporate governance standards from which we are exempt.

        A discussion of the significant differences between the Mexican corporate governance standards that govern our practices and the NYSE standards applicable to U.S. companies follows below. It includes only a brief summary description of our corporate governance practices.

Majority of Independent Directors

        Under NYSE Rules, listed companies must have a majority of independent directors. "Controlled companies," which would include our company if we were a United States issuer, are exempt from this requirement under NYSE Rule §303A.00. Under our bylaws and in accordance with the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent; independence is determined in accordance with Article 22 of the Mexican Banking Law and our bylaws, rather than NYSE standards.

        The independence standards in Article 22 of the Mexican Banking Law and our bylaws may not necessarily be consistent with the director independence standards prescribed by the NYSE. Moreover, the definition of "independence" under the Mexican Securities Market Law also differs in some aspects from the NYSE standard and prohibits, among other things, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant clients and contractors, as well as certain relationships between the independent director and family members of the independent director.

        In accordance with the Mexican Securities Market Law, our shareholders' meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the Mexican Banking and Securities Commission. There is no exemption from the independence requirement for controlled companies under Mexican law.

Executive Sessions

        Under NYSE Rule §303A.03, non-management directors must meet in regularly scheduled executive sessions without management's presence. In addition, independent directors should meet alone in an executive session at least once a year. We are exempt from this NYSE requirement. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee

        Under NYSE Rule §303A.04, a nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of such committee. NYSE Rule §303A.00 exempts "controlled companies" such as us from these requirements. However, the Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, and each committee must maintain at least three members appointed by the Board of Directors. Each such appointed member must be independent under Mexican law, except solely in respect of the corporate governance committee, where, for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, the majority of committee members must be independent under Mexican law. Notwithstanding the foregoing, all of the members of our Corporate Governance Committee are independent, as determined in accordance with Mexican law. Mexican law does not require and we do not have a committee charged with nominating directors for election to the Board.

        Under our bylaws, the committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders' meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide an annual report to the Board of Directors.

Compensation Committee

        Under NYSE Rule §303A.05, a compensation committee composed entirely of independent directors is required, and it must evaluate and approve the CEO's compensation and make recommendations to the Board of Directors with respect to non-CEO executive officer compensation and incentive-compensation and equity-based plans that are subject to the approval of the Board of Directors and prepare the compensation committee report required by Item 407(e)(5) of Regulation S-K. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. NYSE Rule §303A.00 exempts "controlled companies" such as us from these requirements.

        The General Rules Applicable to Mexican Banks require Mexican banks (whether listed or not) to have a remuneration committee, which must include at least two members of the board of directors of such bank, one of whom must be independent, as determined in accordance with Mexican law. The purpose, composition, authority and responsibilities of our Remuneration Committee, which reports to the Board of Directors of Banco Santander Mexico, have been established in a set of policies approved by the Board of Directors of Banco Santander Mexico, in accordance with Mexican law.

Audit Committee

        Under NYSE Rule §303A.06, listed companies must have an audit committee that satisfies the independence and other requirements of Exchange Act Rule 10A-3. NYSE Rule §303A.07 specifies that the audit committee must have a minimum of three members, all of whom must meet additional NYSE independence standards, and it must have a charter specifying the purpose, duties and evaluation procedures of the committee. Foreign private issuers like us are subject to the basic audit committee requirements in §303A.06, but are exempt from the additional independence and charter requirements in §303A.07. Our audit committee has three members. In order to comply with Rule 10A-3 under the Exchange Act, all of the directors on our Audit Committee are independent, as determined in accordance with Rule 10A-3.

        Mexican law requires that listed companies have an audit committee and that all of its members must be "independent" as defined under Mexican law.

Equity Compensation Plans

        Under NYSE Rules §3303A.08 and 312.00, equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. We are exempt from such NYSE requirements. However, under Mexican rules, the adoption and amendment of an equity compensation plan requires shareholder approval, as a means to be permitted to engage in transactions with the issuer without having to conduct public offerings.

Corporate Governance Guidelines

        Under NYSE Rule §303A.09, listed companies are required to adopt and maintain corporate governance guidelines addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the Board of Directors. Under Mexican rules, corporate governance guidelines are established by the Corporate Governance Committee in accordance with the applicable Mexican legislation, which imposes, among other things, qualification standards for the members of the Board of Directors and of the executive officers, independence of directors and directors' responsibilities.

Code of Business Conduct and Ethics

        Under NYSE Rule §303A.10, a code of business conduct and ethics is required and any waiver for directors or executive officers must be disclosed. Moreover, such code must contain compliance standards and procedures that will facilitate its effective operation. We are exempt from such NYSE requirements. However, we have adopted a code of conduct and ethics, which has been accepted by all of our directors, executive officers and other personnel.

        The Bank has a General Code of Conduct that provides policies and procedures to ensure (i) that all employees receive the same opportunities regarding job access and professional promotion and (ii) the absence of discrimination by reason of sex, sexual orientation, race, religion, origin, civil status or social condition. Such Code was authorized by the Board of Directors and the Compliance Committee.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18.    FINANCIAL STATEMENTS

        Financial Statements are filed as part of this annual report. See page F-1.

ITEM 19.    EXHIBITS

(a)   Index to Audited Financial Statements

(b)   List of Exhibits

Exhibit Number		Description
1.1		English translation of the bylaws (estatutos) of the Registrant (incorporated by reference to the Report on Form 6-K of Grupo Financiero Santander México, S.A.B. de C.V. (File No.001-35658) filed with the SEC on January 16, 2018).

2.1		Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-222620) filed with the SEC on January 19, 2018).

4.1		English translation of the form of Merger Agreement between Grupo Financiero Santander México, S.A.B. de C.V. and the Registrant (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No.333-221224) filed with the SEC on October 30, 2017).

4.2	*	English translation of the form of Collaboration Agreement between the Registrant and Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México.

4.3	*	English translation of the form of Purchase and Sale Agreement of the Asset Custody Business between the Registrant and Banco S3 México, S.A., Institución de Banca Múltiple.

8.1	*	List of Subsidiaries.

Exhibit Number		Description
12.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1	*	Opinion of the General Counsel of Grupo Financiero Santander México, S.A.B. de C.V. furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

101.INS		XBRL Instance Document

101.SCH		XBRL Schema Document

101.CAL		XBRL Calculation Document

101.DEF		XBRL Definition Document

101.LAB		XBRL Labels Document

101.PRE		XBRL Presentation Document

*
Filed with this Annual Report on Form 20-F.

        We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of the Registrant or any of its consolidated subsidiaries.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.
By:	/s/ HECTOR GRISI CHECA
	Name:	Hector Grisi Checa
	Title:	Executive President and Chief Executive Officer

        Date: March 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Santander (México), S. A., Institución de Banca Múltiple,
Grupo Financiero Santander México

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and its subsidiaries ("the Company") as of December 31, 2017 and 2016, and the related consolidated statements of income, of comprehensive income, of changes in total equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Subsequent Event

        As discussed in Note 1.d) to the consolidated financial statements, on December 8, 2017, the shareholders of Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México and Grupo Financiero Santander México, S. A. B. de C. V. approved the merger of Grupo Financiero Santander México, S. A. B. de C. V. with and into Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. This merger was effective on January 26, 2018.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, S.C.

/s/Antonio Salinas Velasco
Antonio Salinas Velasco
Mexico City, Mexico
March 27, 2018
We have served as the Company's auditor since 2016.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Santander (México), S.A., Institución de Banca Múltiple,
Grupo Financiero Santander México and subsidiaries

        We have audited the accompanying consolidated statements of income, comprehensive income, changes in total equity and cash flows of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and subsidiaries (the "Bank") for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and subsidiaries for the year ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

/s/ Erika Regalado García
C.P.C. Erika Regalado García
Mexico City, Mexico

November 17, 2016 (May 5, 2017
as to the effects discussed in Note 4)

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2017

(Millions of Pesos)

	Note	12/31/2016	12/31/2017
ASSETS
CASH AND BALANCES WITH THE CENTRAL BANK	7	78,663	57,687
FINANCIAL ASSETS HELD FOR TRADING:		342,582	315,570
Debt instruments	9	140,853	147,747
Equity instruments	10	1,822	2,562
Trading derivatives	11 and 32	199,907	165,261
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH
PROFIT OR LOSS:		42,340	51,705
Loans and advances to credit institutions—Reverse repurchase agreements	8	37,831	46,087
Loans and advances to customers—Reverse repurchase agreements	12	4,509	5,618
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		154,644	165,742
Debt instruments	9	154,318	164,947
Equity instruments	10	326	795
LOANS AND RECEIVABLES:		675,498	679,300
Loans and advances to credit institutions	8	82,388	59,122
Loans and advances to customers	12	581,638	609,420
Debt instruments	9	11,472	10,758
HEDGING DERIVATIVES	13 and 32	15,003	15,116
NON-CURRENT ASSETS HELD FOR SALE	14	1,107	1,295
TANGIBLE ASSETS	15	5,692	6,498
INTANGIBLE ASSETS:		5,772	6,960
Goodwill	16	1,734	1,734
Other intangible assets	17	4,038	5,226
TAX ASSETS:		23,301	20,209
Current		5,256	3,609
Deferred	26	18,045	16,600
OTHER ASSETS	18	6,335	9,109

TOTAL ASSETS		1,350,937	1,329,191

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING:		266,828	239,725
Trading derivatives	11 and 32	205,690	171,282
Short positions	11	61,138	68,443
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
PROFIT OR LOSS:		136,860	120,653
Deposits from the Central Bank—Repurchase agreements	19	15,479	22,417
Deposits from credit institutions—Repurchase agreements	19	25,155	5,942
Customer deposits—Repurchase agreements	20	83,891	81,790
Marketable debt securities	21	12,335	10,504
FINANCIAL LIABILITIES AT AMORTIZED COST:		806,091	820,431
Deposits from credit institutions	19	99,322	76,515
Customer deposits	20	572,005	608,776
Marketable debt securities	21	77,668	85,792
Subordinated liabilities	22	37,576	35,885
Other financial liabilities	23	19,520	13,463
HEDGING DERIVATIVES	13 and 32	14,287	11,091
PROVISIONS:	24	7,202	6,730
Provisions for pensions and similar obligations		3,972	3,860
Provisions for tax and legal matters		1,306	1,072
Provisions for off-balance sheet risk		874	1,032
Other provisions		1,050	766
TAX LIABILITIES:		44	71
Current		39	20
Deferred	26	5	51
OTHER LIABILITIES	25	14,398	15,080

TOTAL LIABILITIES		1,245,710	1,213,781

SHAREHOLDERS' EQUITY:	29	106,768	116,558
Share capital		8,086	8,086
Share premium		16,956	16,956
Accumulated reserves		65,190	72,838
Profit for the year attributable to the Parent		16,536	18,678
VALUATION ADJUSTMENTS:	28	(1,596)	(1,177)
Available-for-sale financial assets		(2,979)	(1,533)
Cash flow hedges		1,383	356
TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE PARENT		105,172	115,381
NON-CONTROLLING INTERESTS	27	55	29

TOTAL EQUITY		105,227	115,410

TOTAL LIABILITIES AND EQUITY		1,350,937	1,329,191

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015, 2016
AND 2017

(Millions of Pesos)

		(Debit)/Credit
	Note	2015	2016	2017
Interest income and similar income	33	64,230	77,453	98,002
Interest expenses and similar charges	34	(21,242)	(28,323)	(42,158)
NET INTEREST INCOME		42,988	49,130	55,844
Dividend income	35	104	94	150
Fee and commission income	36	17,137	18,770	20,316
Fee and commission expenses	37	(3,505)	(4,830)	(5,503)
Gains/(losses) on financial assets and liabilities (net)	38	2,504	3,760	3,458
Exchange differences (net)	39	6	2	6
Other operating income	40	472	486	669
Other operating expenses	40	(3,010)	(3,361)	(3,614)
TOTAL INCOME		56,696	64,051	71,326
Administrative expenses:		(20,780)	(22,655)	(25,437)
Personnel expenses	41	(10,625)	(11,472)	(12,748)
Other general administrative expenses	42	(10,155)	(11,183)	(12,689)
Depreciation and amortization	15 and 17	(1,863)	(2,058)	(2,533)
Impairment losses on financial assets (net):		(16,041)	(16,661)	(18,820)
Loans and receivables	12	(16,041)	(16,661)	(18,820)
Provisions (net)	24	258	(881)	(437)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	43	7	20	6
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	14	91	71	69
OPERATING PROFIT BEFORE TAX		18,368	21,887	24,174
Income tax	26	(4,304)	(5,351)	(5,496)
PROFIT FOR THE YEAR		14,064	16,536	18,678
Profit attributable to the Parent		14,051	16,536	18,678
Profit attributable to non-controlling interests	27	13	—	—
EARNINGS PER SHARE (pesos)
Basic earnings per share	5	2.07	2.44	2.76
Diluted earnings per share	5	2.07	2.44	2.75

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED
DECEMBER 31, 2015, 2016 AND 2017

(Millions of Pesos)

	Note	2015	2016	2017
PROFIT FOR THE YEAR		14,064	16,536	18,678

OTHER COMPREHENSIVE INCOME/(LOSS):
Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation for the year		(953)	530	666
Income tax relating to items that will not be reclassified subsequently	26	286	(158)	(200)

		(667)	372	466

Items that may be reclassified subsequently to the consolidated income statement:
Available-for-sale financial assets:
Valuation adjustments	28	(196)	(3,505)	1,932
Amounts reclassified to consolidated income statement	28	161	(120)	(9)
Income tax	26	53	1,174	(477)
Cash flow hedges:
Valuation adjustments	13	(612)	(1,095)	(1,585)
Amounts reclassified to consolidated income statement	13	1,479	1,785	118
Income tax	26	(260)	(207)	440

		625	(1,968)	419

Other comprehensive income/(loss) for the year, net of income tax		(42)	(1,596)	885

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		14,022	14,940	19,563

Attributable to the Parent		14,009	14,940	19,563
Attributable to non-controlling interests		13	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2015, 2016 AND 2017

(Millions of Pesos)

	Share Capital	Share Premium	Accumulated Reserves	Profit Attributable to the Parent	Valuation Adjustments	Total Shareholders' Equity Attributable to the Parent	Non-Controlling Interests	Total Equity
BALANCES AT January 1, 2015	8,086	16,956	62,303	13,359	(253)	100,451	45	100,496
Profit for the year	—	—	—	14,051	—	14,051	13	14,064
Other changes in equity:
Transfer to accumulated reserves	—	—	13,359	(13,359)	—	—	—	—
Dividends declared	—	—	(6,760)	—	—	(6,760)	—	(6,760)
Other comprehensive income/(loss) for the year, net of income tax	—	—	(667)	—	625	(42)	—	(42)

BALANCES AT December 31, 2015	8,086	16,956	68,235	14,051	372	107,700	58	107,758
Profit for the year	—	—	—	16,536	—	16,536	—	16,536
Other changes in equity:
Transfer to accumulated reserves	—	—	14,051	(14,051)	—	—	—	—
Dividends declared	—	—	(17,468)	—	—	(17,468)	—	(17,468)
Other changes in non-controlling interest	—	—	—	—	—	—	(3)	(3)
Other comprehensive income/(loss) for the year, net of income tax	—	—	372	—	(1,968)	(1,596)	—	(1,596)

BALANCES AT December 31, 2016	8,086	16,956	65,190	16,536	(1,596)	105,172	55	105,227
Profit for the year	—	—	—	18,678	—	18,678	—	18,678
Other changes in equity:
Transfer to accumulated reserves	—	—	16,536	(16,536)	—	—	—	—
Dividends declared	—	—	(8,910)	—	—	(8,910)	—	(8,910)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(444)	—	—	(444)	—	(444)
Other changes in non-controlling interest	—	—	—	—	—	—	(26)	(26)
Other comprehensive income/(loss) for the year, net of income tax	—	—	466	—	419	885	—	885

BALANCES AT December 31, 2017	8,086	16,956	72,838	18,678	(1,177)	115,381	29	115,410

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2015, 2016 AND 2017

(Millions of Pesos)

	2015	2016	2017
A. CASH FLOWS FROM OPERATING ACTIVITIES:	17,505	28,818	(7,170)

Profit for the year	14,064	16,536	18,678
Adjustments made to obtain the cash flows from operating activities-	5,971	7,129	7,494
Depreciation and amortization	1,863	2,058	2,533
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(91)	(71)	(69)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(7)	(20)	(6)
Income tax expense recognized in consolidated income statement	4,304	5,351	5,496
Expense recognized with respect to share-based payments	68	131	283
Effect of foreign exchange rate changes on foreign currency subordinated additional Tier I Capital Notes	—	—	(479)
Effect of foreign exchange rate changes on foreign currency cash deposits	(166)	(320)	(264)
Net (increase)/decrease in operating assets-	(214,901)	(156,934)	218
Financial assets held for trading	(119,272)	(15,726)	27,007
Other financial assets at fair value through profit or loss	4,064	(13,903)	(9,365)
Available-for-sale financial assets	(31,971)	(52,951)	(10,877)
Loans and receivables	(67,060)	(74,811)	(3,927)
Other operating assets	(662)	457	(2,620)
Net increase/(decrease) in operating liabilities-	213,440	170,895	(29,596)
Financial liabilities held for trading	35,768	94,255	(27,103)
Other financial liabilities at fair value through profit or loss	97,821	(71,481)	(16,207)
Financial liabilities at amortized cost	75,398	130,265	16,747
Other operating liabilities	4,453	17,856	(3,033)
Income tax paid	(1,187)	(8,902)	(4,114)
Dividends received from equity instruments	118	94	150

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,946)	(3,092)	(4,525)

Payments-	(2,951)	(3,097)	(4,528)
Tangible assets	(1,190)	(1,096)	(1,816)
Intangible assets	(1,761)	(2,001)	(2,712)
Proceeds-	5	5	3
Disposal of tangible assets	5	5	3

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,760)	(7,171)	(9,545)

Payments-	(6,760)	(17,468)	(9,545)
Dividends paid to owners	(6,760)	(17,468)	(8,910)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(635)
Proceeds-	—	10,297	—
Issue of Tier II Subordinated Capital Notes	—	10,297	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	166	320	264

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	18,875	(20,976)

F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	51,823	59,788	78,663

G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	59,788	78,663	57,687

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a)    Introduction

        Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander (México)) together with its subsidiaries (hereinafter, the "Bank") is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (hereinafter, "the Group", "Parent" or "Parent company"), which holds 99.99% of its common stock and is regulated by, among others, the Credit Institutions Law ("Ley de Instituciones de Crédito"), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the "CNBV") and the Mexican Central Bank (hereinafter, "the Central Bank", "Mexican Central Bank" or "Banco de México"). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

        The Bank's main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, granting of loans, trading of securities and the execution of trust contracts.

        Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

        The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main offices of the Bank are located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de Mexico, Mexico.

        The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank on March 23, 2018. Consequently, they do not reflect events occurring after that date. These consolidated financial statements are pending the approval of the ordinary shareholders' meeting, where they may be modified, based on provisions set forth in Mexican General Law of Corporations (Ley General de Sociedades Mercantiles).

b)    Basis of presentation of the consolidated financial statements

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, IFRS) as issued by the International Accounting Standards Board (hereinafter, IASB) and interpretations issued by the IFRS Interpretations Committee.

        The consolidated financial statements have been prepared on a historical cost basis, except for financial assets held for trading, other financial instruments at fair value through profit or loss, derivative financial instruments and available-for-sale financial assets that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

        Historical cost is based on the fair value of the consideration given in exchange for goods and services.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Mexican pesos.

        The consolidated financial statements filed for Mexican statutory purposes are prepared in accordance with accounting principles and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards (NIF), as issued by the Mexican Board of Financial Reporting Standards (CINIF), which, in turn, are supplemented and modified by specific rules mandated by the CNBV. The CNBV's accounting rules principally relate to the recognition and measurement of impairment of loans and receivables, repurchase agreements, securities loans, consolidation of special purpose entities and foreclosed assets.

        The most significant differences between Mexican Banking GAAP and IFRS, as they relate to the Bank, are in regard to:

a)
Allowance for impairment losses.

  For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected loss model. The expected loss model formulas are developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ significantly from the Bank's credit loss experience.

b)
Effects of inflation.

  Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

c)
Actuarial gains and losses of the pension plan.

  Under Mexican Banking GAAP, actuarial gains and losses of the pension plan from the year should be immediately recognized through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan. IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling subsequently to profit or loss.

d)
Deferred employee profit sharing.

  Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

e)
Consolidation of special purpose entities.

  Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

        The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in total equity and consolidated statements of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these consolidated financial statements.

Application of new and revised IFRS

        In the current year, the Bank has applied a number of new or revised International Accounting Standards (hereinafter, IAS), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2017.

  •
  Annual Improvements to IFRS 2014 - 2016 Cycle (IFRS 12 Disclosure of Interests in Other Entities);

  •
  Amendments to IAS 12 Income Taxes—Recognition of deferred tax assets for unrealized losses; and

  •
  Amendments to IAS 7 Statement of Cash Flows—Disclosure initiative.

Annual Improvements to IFRS 2014 - 2016 Cycle

Standard	Subject of amendment	Details
IFRS 12 Disclosure of interests in other entities	Clarification of the scope of the Standard	IFRS 12 states that an entity need not provide summarized financial information for interests in subsidiaries, associates or joint ventures that are classified, or included in a disposal group, that is classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The amendments clarify that this is the only concession from the disclosure requirements of IFRS 12 for such interests.
The amendments apply retrospectively and are effective for annual periods beginning on or after January 1, 2017.
The application of this amendment has had no impact on the amounts recognized in the Bank's consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

IAS 12 Income Taxes—Recognition of deferred tax assets for unrealized losses

        The amendments clarify the following:

  •
  Decreases below cost in the carrying amount of a fixed-rate debt instrument measured at fair value for which the tax base remains at cost give rise to a deductible temporary difference, irrespective of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use, or whether it is probable that the issuer will pay all the contractual cash flows;

  •
  When an entity assesses whether taxable profits will be available against which type of deductible temporary difference it can be utilized, and the tax law restricts the utilization of losses to deduction against income of a specific type (i.e. capital losses can only be set off against capital gains), an entity assesses a deductible temporary difference in combination with other deductible temporary difference of that type, but separately from other types of deductible temporary differences;

  •
  The estimate of probable future taxable profit may include the recovery of some of an entity's assets for more than their carrying amount if there is sufficient evidence that it is probable that the entity will achieve this; and

  •
  In evaluating whether sufficient future taxable profits are available, an entity should compare the deductible temporary differences with future taxable profits excluding tax deductions resulting from the reversal of those deductible temporary differences.

        The application of these amendments has had no impact on the amounts recognized in the Bank's consolidated financial statements. The accounting policy applied by the Bank is consistent with the aforementioned amendments.

Amendments to IAS 7 Statement of Cash Flows—Disclosure initiative

        The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfill the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

        The application of these amendments is disclosed in note 22.d.

        New and revised IFRS that are not mandatorily effective (but allow early application) for the year ending December 31, 2017

        The Bank has not yet adopted the following new or revised standards, as the effective dates are subsequent to the date of these consolidated financial statements. Except as disclosed below,

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Management is currently analyzing the effects of adopting these new standards and has not yet quantified the potential impacts they may have on the consolidated financial statements.

  •
  Annual Improvements to IFRS 2014 - 2016 Cycle (IFRS 1 First time adoption of IFRS and IAS 28 Investments in Associates and Joint Ventures);

  •
  Amendments to IAS 40 Investment Property;

  •
  Amendments to IFRS 2 Share-based Payment;

  •
  Amendments to IFRS 10 Consolidated Financial Statements and IAS 28;

  •
  IFRS 9 Financial Instruments;

  •
  IFRS 15 Revenue from Contracts with Customers;

  •
  IFRS 16 Leases;

  •
  IFRIC 22 Foreign Currency Transactions and Advance Consideration;

  •
  Amendments to IFRS 4 Insurance Contracts;

  •
  IFRS 17 Insurance Contracts;

  •
  IFRIC 23 Uncertainty over income tax treatments;

  •
  Amendments to IAS 19 Employee Benefits; and

  •
  Annual improvements to IFRS 2015-2017 Cycle.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Annual Improvements to IFRS 2014 - 2016 Cycle
(Effective for annual periods beginning on or after January 1, 2018)

Standard	Subject of amendment	Details
IFRS 1 First time adoption of IFRS	Deletion of short term exemptions for first time adopters	The amendment deletes the short-term exemptions in IFRS 1 that relate to IFRS 7 Financial Instruments: Disclosures, IAS 19, IFRS 12 and IAS 27 Separate Financial Statements, because they are redundant and are no longer applicable.
These ammendments are not applicable to the Bank, since it is not first time adopter.
IAS 28 Investments in Associates and Joint Ventures	Measuring an associate or joint venture at fair value
The amendments clarify that the option for a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit and loss is available separately for each associate or joint venture, and that election should be made at initial recognition of the associate or joint venture.

In respect of the option for an entity that is not an investment entity to retain the fair value measurement applied by its associates and joint ventures that are investment entities when applying the equity method, the amendments make a similar clarification that this choice is available for each investment entity associate of investment entity joint venture.
The amendments apply retrospectively. Earlier is permitted.
The application of these amendments has had no impact in the amounts recognized in the Bank's consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Amendments to IAS 40—Transfers of Investment Property
(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

        The amendments reflect the principle that a change in use would involve:

  •
  An assessment of whether a property meets, or has ceased to meet, the definition of investment property; and

  •
  Supporting evidence that a change in use has occurred.

        The amendments also emphasize that a change in management's intentions, alone, would not be enough to support a transfer of property. An entity must have taken observable actions to support such a change.

        The application of these amendments has had no impact in the amounts recognized in the Bank's consolidated financial statements.

Amendments to IFRS 2—Classification and measurement of share-based payment transactions
(Effective for annual periods beginning on or after January 1, 2018)

        The amendments clarify the following:

  •
  In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments.

  •
  Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee's tax obligation to meet the employee's tax liability which is then remitted to the tax authority (typically in cash), i.e. the share-based payment arrangement has a "net settlement feature", such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature.

  •
  A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows:

  •
  The original liability is derecognized;

  •
  The equity-settled share-based payment is recognized by reference to the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

  •
  Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

        The amendments are effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Specific transition provisions apply. Management anticipates that the application of these amendments may have an immaterial impact on the Bank's consolidated financial statements in future periods due to the Corporate Restructuring mentioned in Note 1.d.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Effective date deferred indefinitely)

        The amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. IAS 28 and IFRS 10 are amended, as follows:

        IAS 28 has been amended to reflect the following:

  •
  Gains and losses resulting from transactions involving assets that do not constitute a business between an investor and its associate or joint venture are recognized to the extent of unrelated investors' interests in the associate or joint venture.

  •
  Gains or losses from downstream transactions involving assets that constitute a business between an investor and its associate or joint venture should be recognized in full in the investor's financial statements.

        IFRS 10 has been amended to reflect the following:

  •
  Gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture that is accounted for using the equity method, are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent's profit or loss only to the extent of the unrelated investors' interests in the new associate or joint venture.

        In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 9 Financial instruments
(Mandatory for annual periods starting on January 1, 2018)

        IFRS 9 establishes the recognition and measurement requirements for financial instruments and certain classes of contracts for trades involving non-financial assets. The Bank will apply these requirements in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements. The main aspects of the new standard are:

(a)
Classification of financial instruments: the classification criteria depend on the business model, for their management and the characteristics of their contractual cash flows. Depending on these factors, the asset can be measured at amortised cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

  profit or loss, under certain conditions. The Bank uses the following criteria for the classification of financial debt instruments:

    •
    Amortised cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset's credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, changes in the investment policy no longer meet the credit criteria or sales imposed by third parties, except if the regulator requires to demonstrate that the assets are liquid. Additionally, the contractual flow characteristics substantially represent a "basic financing agreement".

    •
    Fair value with changes recognised through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a "basic financing agreement".

    •
    Fair value with changes recognised through profit or loss: financial instruments included in a business model whose objective is not obtained through the above-mentioned models, where fair value is a key factor in managing these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a "basic financing agreement".

  The Bank's main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The Bank's main objective is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Bank has analysed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9, and except as disclosed below, no significant changes have been identified.

  Based on this analysis, the Bank concludes that:

    •
    All of its financial assets classified as loans and advances under IAS 39 Financial Instruments: Recognition and Measurement will continue to be recognised at amortised cost under IFRS 9.

    •
    In general, debt instruments classified as available-for-sale financial assets will be measured at fair value with changes recognised through other comprehensive income or at amortised cost. As a result of the business model definition according to the assets management, a 44% of the total balance under IAS 39, has been reclassified to held to collect business model which is accounted for at amortized cost. The financial assets reclassified amount to 75,418 million pesos (nominal value).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

  The expected impact of the reclassification mentioned above is an increase in shareholders' equity that amounts to 2,287 million pesos (1,601 million pesos, net of deferred tax).

  Available-for-sale equity instruments will be classified at fair value under IFRS 9, with changes recognised through profit or loss, unless the Bank decides, for non-trading assets, to classify them at fair value with changes recognised through other comprehensive income (irrevocably).

  IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

  On October 12, 2017, the IASB published a clarification on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments. However, the Bank does not expect a significant impact in the transition period prior to the adoption of this amendment.

(b)
Credit risk impairment model: the most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

  •
  Scope of application: The IFRS 9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

  •
  Use of practical expedients under IFRS 9: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will be used as a guidance:

  •
  Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional—but not primary—indicator of significant risk increase. Additionally, there may be cases in the Bank where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

  •
  Assets with low credit risk at the reporting date: in general, the Bank assesses the existence of significant risk increase in all its financial instruments.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

    •
    Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

    •
    Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

    •
    Stage 2: if there has been a significant increase in risk since the date of initial recognition but the impairment event has not materialised, the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the life of the financial instrument.

    •
    Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected life of the financial instrument.

  Additionally, the amount relative to the impairment provision reflects expected credit risk losses through the expected life in those financial instruments purchased or originated credit impaired (POCI)

  The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of three possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. Gross Domestic Product, house pricing, unemployment rate, etc.).

  In estimating the parameters used for allowance for impairment losses and for provisions for off-balance sheet risk calculation such as exposure at default (EAD), probability of default (PD), loss given default (LGD) and discount rate, the Bank leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Bank is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 allowance for impairment models.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

    •
    Determination of significant increase in risk: with the purpose to determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Bank considers the following criteria.

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, the Bank has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines.

Qualitative criteria
In addition to the quantitative criteria mentioned above, the Bank considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). The Bank has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgment.

    •
    Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.

    •
    Use of present, past and future information: estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as Gross Domestic Product (GDP) or unemployment rate. The Bank already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Bank has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

    •
    Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices that mitigates such exposure.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

    •
    Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognised through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

(c)
Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity's risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Bank will continue to apply IAS 39 in hedge accounting.

Transition

        The criteria established by IFRS 9 for the classification, measurement and impairment of financial assets, will be applied in a retrospective way, by adjusting the opening balance at January 1, 2018, without restating the comparative consolidated financial statements.

        As of January 1, 2018, the impact in allowance for impairment losses and provisions for off-balance sheet risk by applying IFRS 9 is an increase in 3,256 million pesos, from 17,961 million pesos under IAS 39 model to 21,217 million pesos under IFRS 9 model. These estimates are based on assumptions, judgements and estimation techniques that will continue under validation during 2018.

        The main causes of this impact are the requirements to record an allowance for impairment losses for the whole life of the transaction for instruments where a significant risk increase has been identified after initial recognition, in addition to forward-looking information in the allowance for impairment losses and in the provisions for off-balance sheet.

        The implementation of IFRS 9 will not have an effect in the capitalization ratios of the Bank since those ratios are calculated in accordance with Mexican Banking GAAP.

IFRS 9 implementation strategy and governance

        The Bank has established a workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment.

        Accordingly, since 2016, the Bank has been working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force to the previous definitions. The process was completed in 2017.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        Regarding the governance structure, the Bank set up a regular committee to manage the project, and a task force, which is responsible for its tasks, ensuring that the pertinent responsible teams take part in coordination with all areas.

        Hence, the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies, are: risks, financial accounting & management control and technology and operations. Internal audit was involved in the project, having kept regular meetings regarding the status of the project.

        The governance structure currently implemented complies with the requirements set out in IFRS 9.

Main project stages and milestones

        In relation to the entry into force of this new standard, in its 2016 consolidated financial statements the Bank reported the progress and main milestones achieved to that date regarding the implementation plan for its adoption. This report includes an update on this information included in the 2016 consolidated financial statements.

        The work undertaken by Bank includes an assessment of the financial instruments included in the classification and measurement requirements of IFRS 9 and the development of impairment methodology for calculating expected loss allowance for impairment losses and provisions for off-balance sheet.

        With regard to classification and measurement, since 2016 the Bank has been carrying out an analysis of its stock of products, focusing mainly on those that could trigger a change in accounting methodology, due to the business model involved and failure to meet Solely Payments of Principal and Interest (SPPI) test requirements.

        Additionally, using information from 2017, the Bank has updated this analysis and reviewed any new products during the period, assessing both its asset management strategies (identifying the corresponding business model), and broadening the review of products in stock.

        The Bank has now finished developing impairment models for all its portfolios. The implementation of these impairment methodologies has enabled the Bank to assess the cause of impact in each portfolio and to consider the total impact.

        Further, given the importance of the control environment in the processes, the development of the governance model of the allowance for impairment losses and of the provisions for off-balance sheet calculation process as well as aspects related to the classification of financial instruments has been completed. The proposed model includes a reference design of the controls to be implemented in the new developments made in the implementation of the new standard. Also, as part of the proposed

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

government model, Management has defined a process of periodic review of the main elements including, among others, the following areas:

  •
  Business models defined.

  •
  Quantitative and qualitative criteria defined for significant increase in risk.

  •
  Macroeconomic scenario defined for allowance for impairment losses and for provisions for off-balance sheet calculation.

  •
  Model adequacy for allowance for impairment losses and for provisions for off-balance sheet calculation.

IFRS 15 Revenue from Contracts with Customers
(Effective for annual periods beginning on or after January 1, 2018)

        In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the following revenue Standards and Interpretations upon its effective date:

  •
  IAS 18 Revenue;

  •
  IAS 11 Construction Contracts;

  •
  IFRIC 13 Customer Loyalty Programmes;

  •
  IFRIC 15 Agreements for the Construction of Real Estate;

  •
  IFRIC 18 Transfers of Assets from Customers; and

  •
  SIC 31 Revenue—Barter Transactions Involving Advertising Services.

        As suggested by the title of the new revenue Standard, IFRS 15 will only cover revenue arising from contracts with customers. Under IFRS 15, a customer of an entity is a party that has contracted with the entity to obtain goods or services that are an output of the entity's ordinary activities in exchange for consideration. Unlike the scope of IAS 18, the recognition and measurement of interest income and dividend income from debt and equity investments are no longer within the scope of IFRS 15. Instead, they are within the scope of IFRS 9.

        As mentioned above, the new revenue Standard has a single model to deal with revenue from contracts with customers. Its core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

        The new revenue Standard introduces a five-step approach to revenue recognition and measurement:

  •
  Step 1: Identify the contract with a customer.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

  •
  Step 2: Identify the performance obligations in the contract.

  •
  Step 3: Determine the transaction price.

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract.

  •
  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        Far more prescriptive guidance has been introduced by the new revenue Standard:

  •
  Whether or not a contract (or a combination of contracts) contains more than one promised good or service, and if so, when and how the promised goods or services should be unbundled.

  •
  Whether the transaction price allocated to each performance obligation should be recognized as revenue over time or at a point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, which is when "control" of the goods or services underlying the particular performance obligation is transferred to the customer. Unlike IAS 18, the new Standard does not include separate guidance for "sales of goods" and "provision of services"; rather, the new Standard requires entities to assess whether revenue should be recognized over time or at a particular point in time regardless of whether revenue relates to "sales of goods" or "provision of services".

  •
  When the transaction price includes a variable consideration element, how it will affect the amount and timing of revenue to be recognized. The concept of variable consideration is broad; a transaction price is considered variable due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency arrangements. The new Standard introduces a high hurdle for variable consideration to be recognized as revenue—that is, only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

  •
  When costs incurred to obtain a contract and costs to fulfill a contract can be recognized as an asset.

Extensive disclosures are required by the new Standard.

        In April 2016, the IASB issued Clarifications to IFRS 15 in response to feedback received by the IASB/FASB Joint Transition Resource Group for Revenue Recognition, which was formed to address potential issues associated with the implementation of IFRS 15 and the US Generally Accepted Accounting Principles (GAAP) equivalent, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606.

        The Clarifications to IFRS 15 clarified the following areas:

  •
  Identifying performance obligations: by providing illustrative factors for consideration in assessing whether the promised goods or services are distinct;

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

  •
  Principal versus agent considerations: by clarifying that an entity should assess whether it is a principal or agent for each distinct good or service promised to the customer, and by amending and reframing the indicators to assess whether an entity is a principal or agent; and

  •
  Licensing application guidance: in determining whether the license grants customers a right to use the underlying intellectual property (IP) (which would result in point time revenue recognition) or a right to access the IP (which would result in revenue recognition over time), an entity is required to determine whether (i) its ongoing activities are expected to significantly change the form or the functionality of the IP or (ii) the ability of the customer to obtain benefit from the IP is substantially derived from or dependent upon those activities.

        IFRS 15, together with the clarifications thereto issued in April 2016, is effective for reporting periods beginning on or after January 1, 2018 with early application permitted. Entities can choose to apply the Standard retrospectively or to use a modified transition approach, which is to apply the Standard retrospectively only to contracts that are not completed contracts at the date of initial application (for example, January 1, 2018 for an entity with a December 31 year-end). The Clarification to IFRS 15 also introduces additional practical expedients for entities transitioning to IFRS 15 on (i) contract modifications that occurred prior to the beginning of the earliest period presented and (ii) contracts that were completed at the beginning of the earliest period presented.

        The application of the aforementioned accounting Standard and its Clarifications will not have any material effects on the Bank's consolidated financial statements.

IFRS 16 Leases
(Effective for annual periods beginning on or after January 1, 2019)

        IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It will supersede the following lease Standard and Interpretations upon its effective date:

  •
  IAS 17 Leases;

  •
  IFRIC 4 Determining whether an Arrangement contains a Lease;

  •
  SIC-15 Operating Leases—Incentives; and

  •
  SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

        IFRS 16 establishes the principles for the recognition, valuation, presentation and breakdown of leases, with the aim of guaranteeing that both the lessee and the lessor provide relevant information that presents a true image of such operations. The standard foresees a single accounting model for the lessee, according to which the lessee must recognize the assets and liabilities related to all leases, unless lease term is 12 months or less or the value of the underlying asset is low.

        Lessors continue to classify leases into operating or financial leases, and the approach of IFRS 16 with respect to the lessor's accounting remains in essence like the former approach, foreseen in IAS 17.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        The standard includes guidance on a number of issues such as optional exemptions in its application, or the identification of a lease.

Definition of leasing

        A contract is, or contains, a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. The control is transferred when the client has both the right to control the use of the identified asset and the right to obtain basically all the economic benefits derived from such use.

Lessee's accounting

        The lessee recognizes a right-of-use asset and a leasing liability.

        The right-of-use asset shall comprise:

  a)
  the amount of the initial measurement of the lease liability,

  b)
  any lease payments made at or before the commencement date, less anylease incentives received;

  c)
  any initial direct costs incurred by the lessee; and

  d)
  an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

        Once the lease has begun, the lessee values the right-of-use asset using a cost model (unless specific conditions apply), minus accumulated amortization.

        The leasing liability is initially valued at the present value of the payable installments over the term of the lease, discounted at a rate implicit in the lease, if it can be easily determined, the lessee will apply the incremental interest rate of the debt.

        Variable leasing payments that depend on an index or a rate are included in the initial valuation of the leasing liability, and are initially valued by applying the index or rate on the start date, while the remaining variable leasing payments are recognized in the income statement in the period in which the event or condition that triggers the payment takes place, unless the costs are included in the book value of another asset in accordance with another Standard.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Lessor's accounting

        Lessors classify each lease as operating lease or as finance lease. A lease is classified as financial if it transfers almost all the risks and benefits derived from the ownership of an underlying asset. All other leases will be classified as operating.

        The lessor recognizes the assets acquired under financial leasing as accounts receivable for an amount equivalent to the net investment in the lease at the time of start of the lease.

Sale operations and subsequent leasing

        To determine whether the transfer of an asset is accounted for as a sale or not, the Bank will apply IFRS 15 requirements in order to determine if an obligation has been satisfied.

        If an asset's transfer meets IFRS 15 requirements for being accounted for as a sale, the seller values the right-of-use asset in the proportion of the previous book value which refers to the retained right of use. Therefore, the seller only recognizes the amount of the benefit or loss related to the rights transferred to the buyer.

        Sale and subsequent lease operations prior to the effective date of the Standard will not have retroactive effect with respect to the benefit recognition at the beginning of those operations.

        Since alternative accounting treatments in the first application are allowed by the IFRS 16, the Group, from the point of view of the lessee, must take an accounting decision on the following options, which will influence the amount of the asset and liability to be recognized and, therefore, the financial ratios:

  •
  Option 1 consists of redoing comparative statements as if active lease agreements had always been applied to it (full retrospective application, following IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). The difference between the right of use and the leasing liability is recorded against reserves for the beginning of the earliest presented comparative period.

  •
  Option 2 does not recast comparative statements. In the case of leases which previously were operational, the liability as of January 1, 2019 is calculated by discounting the remaining future cash flows using the interest rate of the lessee's debt at the date of first application. The asset is valued as the liability (adjusted by any prepayment or accrual prior to the date of first application). Since there is no difference among the assets and liabilities, this option has no effect on equity, reflecting their impact as a higher cost (amortization and financial cost) throughout the lease's life. In the case of leases that were previously financial, assets and liabilities recognized under IAS 17 are maintained.

  •
  Option 3 is similar to option 2 except for the asset being valued as of January 1, 2019 as if IFRS 16 had been applied since the beginning of the contract (but discounting the cash flows at the interest rate of the first date of application). The asset is calculated at the beginning of

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

    January 1, 2019 and the amount remaining to be amortized is recorded. The liability is calculated as of January 2019 in the same way as option 2. The difference between the lease liability and the right to use is recognized against reserves as of January 2019.

        The Bank is evaluating the effects derived from the application of IFRS 16.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
(Effective for annual periods beginning on or after January 1, 2018, earlier application is permitted)

        The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. In addition, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

        Management does not anticipate that the application of this Interpretation will have a material effect on the Bank's consolidated financial statements.

Amendments to IFRS 4 Insurance Contracts
(Effective for annual periods beginning on or after January 1, 2018)

        The amendments introduce two alternative options that will allow entities issuing contracts within the scope of IFRS 4:

  •
  To apply a temporary exemption from applying IFRS 9 until the earlier of the effective date of a new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. This exemption will only be available to entities whose activities are predominantly connected with insurance (temporary exemption). Or;

  •
  Adopt IFRS 9 but, for designated financial assets, remove from profit or loss the effects of some of the accounting mismatches that may occur before IFRS 17 Insurance Contracts is implemented (overlay approach) The amendments make these alternative options part of IFRS 4, rather than changing IFRS 9.

        This standard is not applicable as there is no insurance entity as subsidiary of the Bank nor any contracts within the scope of this standard.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

IFRS 17 Insurance contracts
(Effective for annual periods beginning on or after January 1, 2021, earlier application is permitted)

        IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance and cash flows.

        This standard measures insurance contracts either under the general model or a simplified version of this called the Premium Allocation Approach. The general model is defined such that at initial recognition an entity shall measure a group of contracts at the total of (a) the amount of fulfilment cash flows (FCF), which comprise probability-weighted estimates of future cash flows, an adjustment to reflect the time value of money (TVM) and the financial risks associated with those future cash flows and a risk adjustment for non-financial risk; and (b) the contractual service margin (CSM).

        On subsequent measurement, the carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the FCF related to future services and the CSM of the group at that date. The liability for incurred claims is measured as the FCF related to past services allocated to the group at that date.

        An entity may simplify the measurement of the liability for remaining coverage of a group of insurance contracts using the premium allocation approach on the condition that, at initial recognition, the entity reasonably expects that doing so would produce a reasonable approximation of the general model, or the coverage period of each contract in the group is one year or less.

        This standard is not applicable as there is no insurance entity as subsidiary of the Bank nor any contracts within the scope of this standard.

IFRIC 23 Uncertainty over income tax treatments
(Effective for annual periods beginning on or after January 1, 2019)

        IFRIC 23 provides requirements that add to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes.

        This Interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12.

        Management does not anticipate that the application of this Interpretation will have a material effect on the Bank's consolidated financial statements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

IAS 19 Employee Benefits—Plan amendment, curtailment or settlement
(Effective for annual periods beginning on or after January 1, 2019, early application is permitted)

        The amendments to IAS 19 related to Plan Amendment, curtailment or settlement are as follows:

  •
  If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.

  •
  In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

IAS 28 Investments in Associates and Joint Ventures
(Effective for annual periods beginning on or after January 1, 2019)

        The amendments to IAS 28 relate to Long-term Interests in Associates and Joint Ventures are as follows:

  •
  Paragraph 14A has been added to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

  •
  Paragraph 41 has been deleted because the IASB felt that it merely reiterated requirements in IFRS 9 and had created confusion about the accounting for long-term interests.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

Annual Improvements to IFRS 2015 - 2017 Cycle
(Effective for annual periods beginning on or after January 1, 2019)

Standard	Subject of amendment	Details
IFRS 3 Business Combinations/IFRS 11 Joint Arrangements	Remeasurement of previously held interest	The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
IAS 12 Income Taxes	Income tax consequences of dividends
The amendments clarify that the requirements in the former paragraph 52B (to recognise the income tax consequences of dividends where the transactions or events that generated distributable profits are recognised) apply to all income tax consequences of dividends by moving the paragraph away from paragraph 52A that only deals with situations where there are different tax rates for distributed and undistributed profits.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalisation
The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

c)     Critical accounting estimates

        IFRS requires that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, Management believes that the estimates and assumptions utilized were appropriate under the circumstances.

        The critical accounting estimates applied in the preparation of these consolidated financial statements and related footnote disclosures are as follows:

  •
  Fair value measurement of certain financial instruments (see Note 2.d. iii. and Note 44.d.).

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17 and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

        When there is no market price available for an identical instrument, the Bank measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d.

        The availability of observable prices or inputs varies by product and market, and may change over time. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of management judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

        In making appropriate valuation adjustments, we follow methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

  •
  Fair value estimates used in disclosures (see Note 2.d. iii. and Note 44.d.).

        For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  •
  Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;

  •
  Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and

  •
  Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument's valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

        This disclosure is provided in Note 2.d.iii.

        For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and receivables, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 44.d. Generally, there is no trading activity in these instruments, and the fair value determination therefore requires significant management judgment.

  •
  Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g., Note 12.c. and Note 24.f).

        Financial assets not measured at fair value are assessed for objective evidence of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial instrument have been affected.

        In addition, the Bank recognizes credit losses inherent in financial instruments not measured at fair value taking into account historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, which have not yet been allocated to specific transactions.

        The Bank uses the concept of incurred loss to quantify the credit losses, using statistical models that consider the following four factors: EAD, PD, LGD and the loss identification period (LIP), as further discussed in Note 2.g.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Bank because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Bank's operating results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, PD, LGD and segmentation of loans in groups with similar credit risk characteristics, etc.). As such, the actual amount of the future cash flows and their timing may differ from the estimates used by Management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

  •
  The recognition and measurement of deferred tax assets (see Note 26).

        As discussed in Note 2.t., deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

        In determining the amount of deferred tax assets, the Bank uses current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

        The Bank believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant management judgment and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Bank).

  •
  Impairment of other financial assets (see Notes 9 and 10).

        The Bank's financial assets classified as available-for-sale are evaluated for impairment at each reporting date. For investments in debt and equity instruments classified as available-for-sale, objective evidence of impairment would include, among other things, significant or prolonged decline in fair value of the security below its cost, specific conditions in an industry or geographical area, specific information regarding the financial condition of the company to which the investment relates or the disappearance of an active market for the financial asset due to financial difficulties. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Bank considers this to be a critical accounting estimate.

  •
  Goodwill and business combinations (see Note 16).

        Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires management's estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

        The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Bank.

        To determine the initial amount of goodwill to be recognized on an acquisition, the Bank determines the fair value of the consideration and the fair value of the net assets acquired. The Bank uses internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

        Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

  •
  Impairment of goodwill (see Note 16).

        For the purposes of impairment testing, goodwill is allocated to each of the Bank's cash-generating units (CGUs) (or groups of CGUs) that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

        Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires that management estimates the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, an impairment loss may arise. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in subsequent periods.

        On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

        Details of the impairment of goodwill calculation are set out in Note 16.

  •
  Defined benefit plan (see Note 24.c.).

        The net cost of the defined benefit pension plan and other post-employment medical benefits and the present value of the pension obligation are determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate. Any changes in these assumptions will affect the carrying amount of pension obligations.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        The Bank determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Bank's defined benefit obligation is discounted at a rate set by reference to market yields at the end of the reporting period on high-quality corporate bonds.

        Further details about pension obligations are given in Note 24.c.

  •
  The recognition and measurement of certain provisions and contingencies (see Note 24).

        Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event; it is probable that the Bank will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

        The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

        The Bank estimates and provides for probable losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Bank's final liabilities may ultimately be materially different. The Bank's actual losses may differ materially from recognized amounts.

d)    Events after the reporting period

i.      Corporate restructuring

        By official letter UBVA/077/2017 dated December 13, 2017, the Ministry of Finance and Public Credit (SHCP by its acronym in Spanish) authorized the Bank to carry out a series of corporate acts, hereinafter as "the Corporate Restructuring", which were approved by the Ordinary and Extraordinary Shareholders' Meeting held on December 8, 2017. "The Corporate Restructuring" involves the Group, the Bank and the Brokerage House, as well as the constitution of a New Holding Company.

        The purpose of "the Corporate Restructuring" is to comply with certain guidelines issued by the European Central Bank, which establish, among other matters, that the contributions from minority shareholders can only be computed in the consolidated regulatory capital of Banco Santander, S.A. (Spain), if: (i) the company in which they own shares collects deposits from the general public (a credit institution in the case of Mexico) and (ii) such company's equity is regulated.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

        The process of "the Corporate Restructuring" considers the following:

  •
  Merger of companies

        On January 1, 2018, as part of "the Corporate Restructuring", the Group was merged, as the merged entity, with the Bank, as the merging entity that subsists, the latter assuming all rights and obligations of the merged entity (the Merger). The Merger was carried out in accordance with the merger procedure provided in the General Law of Commercial Companies in Mexico, as well as specifically in the Financial Group Regulations Law and the Credit Institutions Law.

        The Merger consisted in carrying out the corporate acts necessary for the Bank to merge the Group, which ceased to exist and therefore its shares were deregistered from the National Registry of Securities of Mexico (RNV by its acronym in Spanish). As a result the shareholders of the Group received 1 (one) share of the Bank for each share they owned of the Group. Accordingly, the shareholders that previously participated in the Group's share capital, now participate in the Bank's share capital.

        To ensure that the exchange factor between the Group and the Bank's shares is equivalent to 1 (one), at the Bank's Shareholders' Meeting held on December 8, 2017, various corporate actions were approved, including an increase in the share capital of the Bank through the capitalization of share premium for an amount of 17,574 million pesos, as well as an equity concentration (reverse split) of the Bank's shares. On the other hand, at the Shareholders' Meeting of the Group on December 8, 2017, a decree and payment of a cash dividend to the shareholders of Group for an amount up to 1,950 million pesos was approved to equal the book value of the shares of the Group with those of the Bank. The amount of the dividend to make equivalent the value of the shares of the Group with those of the Bank amounted to 1,822 million pesos, which was paid on January 25, 2018.

        Prior to the Merger, the Group was a "foreign private issuer" and its Series "B" shares were listed on the Bolsa Mexicana de Valores and its American Depositary Shares (ADSs) representing the Group's Series "B" shares were listed on the New York Stock Exchange (NYSE). Following the Merger, the Bank became the "foreign private issuer" and its Series "B" shares are listed on the Bolsa Mexicana de Valores and its ADSs representing the Bank's Series "B" shares are listed on the NYSE.

        On January 26, 2018, the merger agreements were registered in the Public Registry of Commerce; on the same date, the delivery of the Bank's shares through S.D. INDEVAL Institution for the Deposit of Securities, S.A. of C.V. (INDEVAL) to the Bank's shareholders was completed.

        The merger will be accounted at the existing carrying amounts of the Bank and the Group given that this kind of transaction is considered under common control and Management does not expect significant impact on those values.

  •
  Constitution of a new holding company

        Immediately after the Merger was fully effective, a new holding company called Grupo Financiero Santander México, S.A. of C.V. (the New Financial Group) was created, which was authorized to be

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

1. Introduction, basis of presentation of the consolidated financial statements and other information (Continued)

organized as a financial group by resolution issued by the SHCP. Likewise, the contribution in kind of all the shares representing the capital stock of the Bank was given, of which Banco Santander, S.A. (Spain) is the owner. As a result, the New Financial Group owns 74.96% of the shares representing the share capital of the Bank and 99.99% of the shares representing the share capital of the Brokerage House.

  •
  Transfer of ownership of shares of Casa de Bolsa Santander México, S.A. de C.V., Grupo Financiero Santander México (the Brokerage House)

        As part of the Merger, the Brokerage House became a direct subsidiary of the Bank due to the transfer of ownership of shares of the merged entity. However, according to Article 89 of the Credit Institutions Law, commercial banks in Mexico cannot hold ownership interest in broker-dealers. The aforementioned acquisition act is exclusively instrumental for the achievement of "the Corporate Restructuring".

        Therefore, the Bank, as the merging entity of the Group, agreed to dispose of the shares of the Brokerage House simultaneously as the Merger is effective. The sale of shares representing the share capital of the Brokerage House is considered as part of "the Corporate Restructuring". The sale price has been agreed between the Bank and the New Financial Group, for an amount of 1,175 million pesos.

        The sale of shares representing the share capital of the Brokerage House will be accounted according to the applicable IFRS for this type of transactions.

ii.     Sale agreement for custodial business

        On January 2, 2018, the Bank, as seller and Banco S3 México, S.A., Institución de Banca Múltiple (Banco S3), as buyer, entered into a purchase-sale agreement of the custody business of the Bank. The agreed sale price was 850 million pesos (plus the Value Added Tax), of which 90% of the total amount was paid on February 9, 2018 and the remaining 10% will be paid one year after January 2, 2018. In addition, it was agreed an adjustment to the sale price, which depends on the succesfuly transfer of the clients from the Bank to Banco S3.

        On February 2, 2018, the SHCP and the CNBV authorized Banco S3 to operate as a financial institution in Mexico.

        No additional significant events occurred from January 1, 2018 to the date on which these consolidated financial statements were authorized for issue.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies

        The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a)    Foreign currency transactions

i.      Functional currency

        The functional currency of all entities comprising the Bank is the Mexican Peso (hereinafter, peso or $). Therefore, all balances and transactions denominated in currencies other than the peso are deemed to be denominated in foreign currency.

ii.     Recognition of exchange differences

        The gains and losses arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at Fair Value Through Profit or Loss (FVTPL), which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at Fair Value Through Other Comprehensive Income (FVTOCI), which are recognized under Valuation adjustments in the consolidated other comprehensive income.

iii.    Exposure to foreign currency risk

        In preparing the consolidated financial statements, transactions in currencies other than the Bank's functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

        The Bank performs a large number of foreign currency transactions, mainly in US dollars (USD). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Central Bank.

        The "Fix" (48-hour) exchange rate used was $20.6194 per one USD and $19.6629 per one USD as of December 31, 2016 and 2017, respectively.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

b)    Basis of consolidation

i.      Subsidiaries

        The consolidated financial statements incorporate the financial statements of Banco Santander (México) and entities (including structured entities) controlled by Banco Santander (México) together with its subsidiaries. Control is achieved when the Banco Santander (México):

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power to affect its returns.

        The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

        When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank's voting rights in an investee are sufficient to give it power, including:

  •
  the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

  •
  potential voting rights held by the Bank, other vote holders or other parties;

  •
  rights arising from other contractual arrangements; and

  •
  any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

        Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

        On acquisition of control of a subsidiary that meets the definition of a business, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer's previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The consolidated income statement and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance (see Note 27).

        When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Bank's accounting policies.

        The financial statements of the subsidiaries are fully consolidated with those of the Bank. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Bank are eliminated in full on consolidation.

        The share of third parties of the Bank's consolidated equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

        The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

        A listing of the subsidiaries as of December 31, 2016 and 2017 is summarized in Note 48.

ii.     Investments in associates or joint ventures (jointly controlled entities)

        An associate is an entity over which the Bank has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

        A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

        The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Bank's share of the consolidated income statement and other comprehensive income of the associate or joint venture. When the Bank's share of losses of an associate or a joint venture exceeds the Bank's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank's net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Bank's share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Bank's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

        The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank's investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

        The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from equity to the consolidated income statement (as a reclassification adjustment) when the equity method is discontinued.

        The Bank continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

        When the Bank reduces its ownership interest in an associate or a joint venture but the Bank continues to use the equity method, the Bank reclassifies to the consolidated income statement the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        When a Bank's subsidiary transacts with an associate or a joint venture of the Bank, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Bank's consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Bank.

        As of December 31, 2016 and 2017, the Bank did not have any associates.

        As of December 31, 2016 and 2017, the Bank has a commercial alliance with Elavon México in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Bank's consolidated financial statements.

iii.    Structured entities

        When the Bank incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Bank determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated.

        These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee share-based plans, which are consolidated over which it is considered that the Bank continues to exercise control.

        Note 12.g contains information regarding securitized mortgage assets.

        Share-based payments are discussed in Note 41.b, 41.c and 41.d.

iv.    Business combinations

        Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statement as incurred.

        At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

  •
  deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19, respectively;

  •
  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  •
  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

        Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 2.m). If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain.

        Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

        When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

        The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in the consolidated income statement.

        When a business combination is achieved in stages, the Bank's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement where such treatment would be appropriate if that interest were disposed of.

        If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Bank reports provisional amounts for the items for which

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect additional information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

v.      Changes in the Bank's ownership interests in existing subsidiaries

        Changes in the Bank's ownership interests in subsidiaries that do not result in the Bank losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Bank's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves in Shareholders' equity and attributed to owners of the Bank.

        When the Bank loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in the consolidated other comprehensive income in relation to that subsidiary are accounted for as if the Bank had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

c)     Definitions and classification of financial instruments

i.      Definitions

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Bank becomes a party to the contractual provisions of the financial instruments.

        An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

        IAS 39 defines a derivative as a financial instrument or other contract within the scope of the Standard with all three of the following characteristics:

  •
  its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

    index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the "underlying");

  •
  it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

  •
  it is settled at a future date.

        Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

        Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

        The following transactions are not treated for accounting purposes as financial instruments:

  •
  Pensions and similar obligations (see Note 24.c.).

  •
  Share-based payments (see Note 41.b., 41.c. and 41.d.).

ii.     Classification of financial assets for measurement purposes

        Financial assets are initially classified into the various categories used for management and measurement purposes, unless they relate to Cash and balances with central banks or Hedging derivatives, which are reported separately.

        Financial assets are included for measurement purposes in one of the following categories:

  •
  Financial assets held for trading (at FVTPL): This category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

  •
  Other financial assets at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as reverse repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank's key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  •
  Available-for-sale financial assets: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

  •
  Loans and receivables: This category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other credit institutions, whatever the legal instrument and unquoted debt securities constituting part of the Bank's business.

  •
  The Bank generally intends to hold the loans and receivables granted by it until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (net of allowance for impairment losses).

  •
  Held-to-maturity investments: This category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity.

        As of December 31, 2016 and 2017, the Bank did not hold any investment classified as held to maturity.

iii.    Classification of financial assets for presentation purposes

        Financial assets are classified by nature into the following items in the consolidated balance sheet:

  •
  Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.

  •
  Loans and receivables: includes the debit balances of all credit and loans granted by the Bank, other than those classified as securities, as well as finance lease receivables and other receivables and other debit balances of a financial nature in favor of the Bank, such as balances receivable from clearing houses and settlement agencies for transactions carried out on the stock exchange and other organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services.

    Loans and receivables are classified in accordance with the institutional sector to which the debtor belongs, into:

    •
    Loans and advances to credit institutions: loans of any nature, including deposits provided to credit institutions.

    •
    Loans and advances to customers: includes all other loans.

  •
  Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  •
  Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

  •
  Trading derivatives: includes the fair value in favor of the Bank of derivatives, which do not form part of hedge accounting relationship, including embedded derivatives separated from hybrid financial instruments.

  •
  Hedging derivatives: includes the fair value of derivatives in favor of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.    Classification of financial liabilities for measurement purposes

        Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to Hedging derivatives, which are reported separately.

        Financial liabilities are classified for measurement purposes into one of the following categories:

  •
  Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities (short positions).

  •
  Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides for more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value, such as repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank's key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

  •
  Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

iv.    Classification of financial liabilities for presentation purposes

        Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

  •
  Deposits: includes all repayable balances received in cash by the Bank, other than those classified as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction.

    Deposits are classified based on type of depositor as follows:

    •
    Deposits from the Central Bank: deposits of any nature received from the Central Bank.

    •
    Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

    •
    Customer deposits: includes the remaining deposits.

  •
  Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability component of compound financial instruments issued by the Bank.

  •
  Trading derivatives: includes the fair value of derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

  •
  Short positions: includes the amount of financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

  •
  Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank, which form part of the Bank's capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.

  •
  Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.

  •
  Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

d)    Measurement of financial assets and liabilities and recognition of fair value changes

        In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at FVTPL is adjusted for transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.      Measurement of financial assets

        Financial assets are measured at fair value without deducting any transaction costs that may be incurred on their disposal. Transaction costs are considered for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and derivative assets that have equity instruments as their underlying and are settled by delivery of those instruments. All financial assets are accounted for at the trade date.

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

        At 31 December 2017, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

        Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

        If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

        All derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over-the-counter (hereinafter, OTC) derivatives.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The fair value of OTC derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as present value, option pricing models and other methods.

        Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of Loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

        The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date and, where applicable, the fees and transaction costs that, because of their nature, form part of the financial return. For floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

        Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

        The amounts at which the financial assets are recognized represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. In addition, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, debt and equity instruments, personal guarantees, leased assets, assets acquired under reverse repurchase agreements and securities loans.

        The measurement of available-for-sale financial assets is described in further detail in iii. Valuation techniques.

ii.     Measurement of financial liabilities

        In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

iii.    Valuation techniques

        The following table shows a summary of the fair values at December 31, 2016 and 2017, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	12/31/2016			12/31/2017
	Published Price Quotations in Active Markets— Level 1	Internal Models	Total	Published Price Quotations in Active Markets— Level 1	Internal Models	Total
ASSETS:
Financial assets held for trading	139,869	202,713	342,582	147,784	167,786	315,570
Other financial assets at fair value through profit or loss	—	42,340	42,340	—	51,705	51,705
Available-for-sale financial assets	139,466	15,178	154,644	164,999	743	165,742
Hedging derivatives	—	15,003	15,003	—	15,116	15,116

	279,335	275,234	554,569	312,783	235,350	548,133

LIABILITIES:
Financial liabilities held for trading	166	266,662	266,828	620	239,105	239,725
Other financial liabilities at fair value through profit or loss	—	136,860	136,860	—	120,653	120,653
Hedging derivatives	—	14,287	14,287	—	11,091	11,091

	166	417,809	417,975	620	370,849	371,469

        The fair value of the financial instruments is determined, when possible, on the basis of a quoted price in an active market for an identical asset or liability (Level 1). This group includes government debt securities, private-sector debt securities without optional characteristics, derivatives traded in organized markets, shares and short positions.

        In cases where price quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models (valuation techniques). These internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative.

        The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

        Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

  •
  Correlation: Historical correlation between equity prices and exchange rates is assumed for valuing quanto and composite options.

  •
  Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.

  •
  Volatility: There is no liquid option market for certain long-term assets. For most Mexican underlying assets, the option market is for up to one year. In the case of the Mexican Stock Exchange Prices and Quotations Index (IPC), there is an option market up to three years. In these cases, Bank's Management assumes a local volatility model using maturities for which market data exists and extrapolates the curve for unknown terms.

  •
  Rate curve for estimating the interest rate index known as the 91-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE): there is no liquid market for interest rate swaps (IRS) with 91-day payment terms. For these fair value measurements, the 28-day IRS curve is used instead.

        Whenever unobservable market data is used in valuation techniques, the valuation is adjusted considering unobservable assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

        The Bank also adjusts the value of some assets when they have very low market trading volume, even when prices are available.

        Fair value measurements that incorporate significant unobservable inputs are classified as Level 3. Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability.

iv.    Valuation of financial instruments

General measurement bases

        The Bank has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent areas inside the Bank: Treasury (development, marketing and daily management of financial products and market data) and Risks (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

        The related valuation techniques and inputs by asset class are as follows:

  a.
  Trading and available-for-sale financial assets

    The estimated fair value of these financial assets is determined using quoted prices or yield curves provided by a price vendor.

  b.
  Loans and advances to credit institutions and customers—reverse repurchase agreements

    The fair value is estimated by using the discounted cash flow (forward estimation) technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

  c.
  Short positions, deposits from the Central Bank and deposits from credit institutions and customers—repurchase agreements

    The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique based on the current incremental lending rates for similar types of deposits having similar maturities.

  d.
  Financial derivatives (assets and liabilities)

    The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Markets (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

        If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

  i.
  Non-closed formula solution

    In the valuation of financial instruments permitting static hedging (such as loans and receivables, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

  ii.
  Closed-formula solution

  •
  The Black-Scholes model and Black model are used for the valuation of plain vanilla options, the first for foreign exchange and securities and the latter for interest rates. These models assume that the underlying price follows a lognormal distribution.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  •
  The Monte Carlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.

  •
  The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Monte Carlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are lognormally distributed and volatility is a deterministic function of time and the market price.

  •
  The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

  •
  The partial differential equation solver using a mixed volatility model is used for pricing barrier products in foreign exchange. The development of a mixed volatility model was motivated by some very sensitive barrier products (double-no-touch options), which were quoted in the market with prices in between those provided by a local volatility model and a pure stochastic volatility model. The mixed volatility model is a combination of both models, which provides a price between them.

  e.
  Marketable debt securities (structured notes)

        The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique, based on the current incremental lending rates for similar types of deposits having similar maturities, for the debt obligation component and one of the financial derivatives valuation techniques for the embedded derivative component, that depends on the payoff.

  Valuation adjustment for counterparty risk or default risk

        The Credit Valuation Adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed with each counterparty.

        The CVA is calculated taking into account expected positive exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

  •
  Expected positive exposure: average positive exposure to the counterparty, across all paths, all evaluated on a certain future date using a Monte Carlo method to simulate the future values of the derivatives' portfolio. Mitigating factors such as collateral and netting agreements are taken into account.

  •
  LGD: percentage of final loss assumed in a counterparty credit event /default.

  •
  PD: Credit Default Swaps (CDS) are used to infer the probability of default. For cases where there is no market information, probabilities are inferred using a market proxy based on market information from companies in the same industry and with the same external ratings as the counterparty, to ensure best practice.

  •
  Discount factor curve.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, it arises as a result of the Bank's risk assumed by its counterparties in OTC derivatives.

        The CVA and DVA recognized at December 31, 2016 amounted to 557 million and 1,658 million, respectively. The CVA and DVA recognized at December 31, 2017 amounted to 370 million and 2,397 million, respectively.

        All financial instruments fair values are calculated on a daily basis.

        Set forth below are the financial instruments at fair value whose measurement was based on internal models (Level 2 and 3) at December 31, 2016 and 2017.

				Fair Values Calculated Using Internal Models at 12/31/2017
	Fair Values Calculated Using Internal Models at 12/31/2016
							Valuation Techniques
								Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total
ASSETS:
Financial assets held for trading:	202,541	172	202,713	167,535	251	167,786
Debt instruments	2,697	172	2,869	2,593	—	2,593	Forward Estimation (non closed formula)	Interest rate yield curve
Trading derivatives:
Interest rate options	1,698	—	1,698	1,339	—	1,339	Black model (closed-form solution)	Interest rate yield curve and implied volatility surface.
Market index options:	871	—	871	581	—	581
European options	839	—	839	548	—	548	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation.
Asian (Single underlying Quanto)	20	—	20	18	—	18	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.
Best of options (Basket)	12	—	12	15	—	15	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation
Exchange rate options:	383	—	383	1,885	172	2,057
American forwards	6	—	6	23	—	23	Black and Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
American Barrier & Touch options	—	—	—	39	—	39	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	377	—	377	1,823	172	1,995	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

				Fair Values Calculated Using Internal Models at 12/31/2017
	Fair Values Calculated Using Internal Models at 12/31/2016
							Valuation Techniques
								Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total
Swaps	190,199	—	190,199	155,799	23	155,822	Forward Estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
Index and securities futures	3	—	3	93	—	93	Forward Estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
Interest rate futures	6	—	6	—	—	—	Forward Estimation (non-closed formula)	Interest rate yield curve
Exchange rate futures	6,684	—	6,684	5,245	56	5,301	Forward Estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Other financial assets at fair value through profit or loss:	42,340	—	42,340	51,705	—	51,705

Loans and advances to credit institutions—Reverse repurchase agreements	37,831	—	37,831	46,087	—	46,087	Forward Estimation (non-closed formula)	Interest rate yield curve
Loans and advances to customers—Reverse repurchase agreements	4,509	—	4,509	5,618	—	5,618	Forward Estimation (non-closed formula)	Interest rate yield curve

Financial assets available-for-sale:	15,178	—	15,178	743	—	743

Debt instruments	15,083	—	15,083	675	—	675	Forward Estimation (non-closed formula)	Interest rate yield curve
Equity instruments	95	—	95	68	—	68	Other	Value of shareholders' equity

Hedging derivatives:	15,003	—	15,003	15,116	—	15,116

Swaps	15,003	—	15,003	12,727	—	12,727	Forward Estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates
Exchange rate forwards	—	—	—	2,389	—	2,389	Forward Estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	275,062	172	275,234	235,099	251	235,350

LIABILITIES:
Financial liabilities held for trading:
	266,662	—	266,662	238,747	358	239,105
Trading derivatives:
Interest rate options	1,904	—	1,904	1,197	—	1,197	Black model (closed-form solution)	Interest rate yield curve and implied volatility surface.
Market index options:	340	—	340	298	—	298
European	69	—	69	163	—	163	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

				Fair Values Calculated Using Internal Models at 12/31/2017
	Fair Values Calculated Using Internal Models at 12/31/2016
							Valuation Techniques
								Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total
Auto-callable	264	—	264	129	—	129	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.
Asian (Single underlying Quanto)	7	—	7	6	—	6	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.
Exchange rate options:	573	—	573	2,397	198	2,595
American forwards	116	—	116	53	—	53	Black and Scholes model with trinomial tree method	Interest rate yield curves, quoted exchange rates and implied volatility surface
European options	431	—	431	2,238	198	2,436	Black-Scholes model with (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface
American barrier and touch options	9	—	9	47	—	47	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface
American options	17	—	17	59	—	59	Black-Scholes model (closed-form solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface
Swaps	196,485	—	196,485	161,389	—	161,389	Forward Estimation (non- closed formula solution)	Interest rate yield curvescurve and quoted exchange rates
Index and securities futures	4	—	4	90	—	90	Forward Estimation (non closed formula)	Interest rate yield curves,curve and quoted equity and index levels exchange rates
Interest rate futures	28	—	28	—	—	—	Forward Estimation (non closed formula)	Interest rate yield curve
Exchange rate futures	6,190	—	6,190	4,933	160	5,093	Forward Estimation (non closed formula)	Interest rate yield curve and quoted exchange rates
				.
Short positions:
Debt instruments	61,138	—	61,138	68,443	—	68,443	Forward Estimation (non- closed formula solution)	Interest rate yield curve
Other financial liabilities at fair value through profit or loss:	136,860		136,860	120,653		120,653

Deposits from the Central Bank—Repurchase agreements	15,479	—	15,479	22,417	—	22,417	Forward Estimation (non closed formula)	Interest rate yield curve

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

				Fair Values Calculated Using Internal Models at 12/31/2017
	Fair Values Calculated Using Internal Models at 12/31/2016
							Valuation Techniques
								Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total
Deposits from credit institutions—Repurchase agreements	25,155	—	25,155	5,942	—	5,942	Forward Estimation (non closed formula)	Interest rate yield curve
Customer deposits—Repurchase agreements	83,891	—	83,891	81,790	—	81,790	Forward Estimation (non closed formula)	Interest rate yield curve
Marketable debt securities	12,335	—	12,335	10,504	—	10,504	Present value (non-closed formula solution) and Black-Sholes model with closed-formula solution.	Interest rate yield curve, quoted equity prices and index levesl, implied volatility surface, historical correlations and dividens estimation

Hedging derivatives:	14,287	—	14,287	11,091	—	11,091

Swaps	7,969	—	7,969	10,370	—	10,370	Forward Estimation (non closed formula)	Interest rate yield curve and quoted exchange rates
Exchange rate forwards	6,318	—	6,318	721	—	721	Forward Estimation (non closed formula)	Interest rate yield curve and quoted exchange rates

	417,809	—	417,809	370,491	358	370,849

        Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

        The measurements derived using the valuation techniques might have been different had other methods or assumptions been used with respect to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, Bank's Management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

        Set forth below are the Bank's main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

        As of December 31, 2017, the financial assets held for trading categorized in Level 3 are the structure denominated as "Red Compartida" and two Cross Currency Swaps (CCS) USD/Mexican Peso (MXN) with maturity of twenty two years.

  •
  The structure denominated as "Red Compartida" is composed of foreign currency exchange (Fx) forwards and plain vanilla Fx options over USD/MXN with maturity from two to five years. For the Fx options there is a substantial risk of uncertainty in the market data used for the valuation,

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

    specifically in the long-term volatility, because the USD/MXN options market in these terms may not have the necessary market liquidity. The lack of sufficient liquidity make the Fx options to be valued using an unobservable input, thus "Red Compartida" should be categorized as Level 3.

  •
  During the last quarter of 2017, two CCS USD/MXN (Nominal USD 100 MM) were traded at twenty two years which should be considered as Level 3 due to illiquidity above twenty years of these products.

        As of December 31, 2016, the financial assets held for trading categorized in Level 3 (debt and equity instruments) are convertible bonds issued by Cementos Mexicanos, S.A.B. de C.V. (CEMEX). This hybrid instrument was valued using partial differential equation solver given the embedded equity option (whose underlying asset was CEMEX.CPO, the shares listed on Mexican Stock Exchange) on the debt instrument. Because the long-term implied volatility was not quoted directly in an active market or otherwise capable of estimates that were exclusively based on observable inputs and assumptions, this financial asset was classified as Level 3.

        The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity Instruments	Trading derivatives	Total
Balance at January 1, 2015	903	—	903
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13	—	13
Purchases	1	—	1
Sales	(647)	—	(647)
Settlements	(51)	—	(51)

Balance at December 31, 2015	219	—	219

Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	73	—	73
Purchases	—	—	—
Sales	(102)	—	(102)
Settlements	(18)	—	(18)

Balance at December 31, 2016	172	—	172

Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(13)	91	78
Purchases	—	—	—
Sales	(143)	—	(143)
New issuances	—	160	160
Settlements	(16)	—	(16)

Balance at December 31, 2017	—	251	251

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

	Liabilities
	Debt and Equity Instruments	Trading derivatives	Total
Balance at December 31, 2016	—	—	—
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—	(9)	(9)
Purchases	—	—	—
Sales	—	—	—
New issuances	—	(349)	(349)

Settlements	—	—	—

Balance at December 31, 2017	—	(358)	(358)

  Unobservable inputs used in measuring fair value

        The table below sets out information about significant unobservable inputs used at December 31, 2017 in measuring financial instruments categorized as Level 3 in the fair value hierarchy:

Financial Instrument	Fair value	Valuation Technique	Significant Unobservable Input	Range of Estimates (weighted-average) for Unobservable Input	Fair value Measurement Sensitivity to Unobservable Inputs
Cross Currency Swaps	23	Forward Estimation (non closed formula)	Long term MXN rates	Bid Offer Spread IRS TIIE 2bp - 6bp (3bp) CCS USD/MXN 3 bp - 10bp (4bp)	A significant increase in MXN rates would result in a lower fair value.
Red Compartida	(130)	Black-Scholes model (closed-form solution)	Long term Fx USD/MXN volatility	11% - 21% (15.7%)	A significant increase in volatility would result in a lower fair value.

        Although the Bank believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2017, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated Income Statement as of December 31, 2017
	Most Favorable Input	Least Favorable Input
ASSETS:
Cross Currency Swaps	16.6	(16.6)
LIABILITIES:
Red Compartida	6.9	(41.8)

  Cross Currency Swaps

        The least favorable scenario assumed the following:

  •
  The MXN market rates (IRS TIIE and X-CCY USD/MXN) needed to valuation were moved up 6 basis points (bps) and 10 bps accordingly. The scenarios were determined by the following: 0.95 percentil over a 1 year historical period of the difference between the bid and offer quotations of these market rates divided by two.

        The most favorable scenario assumed the following:

  •
  The MXN market rates (IRS TIIE and X-CCY USD/MXN) needed to valuation were moved down 6 bps and 10 bps accordingly.

  Red Compartida

        The least favorable scenario assumed the following:

  •
  The volatility of the underlying asset of the long term Fx USD/MXN options at its maturity moved from 15.7% to 19.42%.

        The volatility used as input for the internal model (15.7%) is an extrapolation of the observable volatility surface of a shorter-term option market of the underlying, provided by the local price vendor. The scenario was based on two factors: the difference between the bid and offer quotations of these options divided by two and the 0.95% percentil of the movement price distribution.

        The most favorable scenario assumed the following:

  •
  The volatility of the underlying asset of the long term Fx USD/MXN options at its maturity moved from 15.7% to 15.1%.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

v.      Sensitivity analysis

        As an alternative to sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 47. The VaR amounts as of December 31, 2017, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2017
All financial instruments	95.06	146.43	57.61	128.61
By category:
Instruments sensitive to interest rate	96.39	144.09	55.74	125.20
Instruments sensitive to equity market prices	4.64	16.83	1.36	5.07
Instruments sensitive to foreign currency exchange rates	50.83	101.46	8.16	25.34
Instruments sensitive to volatility movements	11.57	26.22	3.97	16.13

        The Bank's VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

  •
  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements, which have not occurred in the historical window used in the calculations.

  •
  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

  •
  The Bank largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.

  •
  VaR using a 99 percent confidence level does not reflect the extent of potential losses beyond that percentile.

        These limitations and the nature of the VaR measure mean that the Bank can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 100 business days.

vi.    Recognition of fair value changes

        Changes in the fair value of certain financial assets and liabilities subject to those changes are recognized, either in the consolidated income statement or in the consolidated other comprehensive income. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income and similar income or Interest expenses and similar charges, as appropriate, and those arising for other reasons which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Adjustments due to changes in fair value arising from:

  •
  Available-for-sale financial assets are recognized temporarily in the Bank's consolidated other comprehensive income under Valuation adjustments—Available-for-sale financial assets, unless they relate to exchange differences arising on available-for-sale non-monetary items, in which case they are recognized also in Valuation adjustments in the consolidated other comprehensive income. Exchange differences arising on available-for-sale monetary financial assets are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement.

  •
  Items charged or credited to Valuation adjustments—Available-for-sale financial assets remain in the Bank's consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

vii.   Hedging transactions

        The Bank uses derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

        Derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

        A derivative qualifies for hedge accounting if all the following conditions are met:

  1.
  The derivative hedges one of the following three types of exposure:

  a.
  Changes in the fair value of assets and liabilities due to fluctuations in, among others, the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

  b.
  Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (cash flow hedge); and

  c.
  The net investment in a foreign operation (hedge of a net investment in a foreign operation).

  2.
  It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:

  a.
  At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

  b.
  There is sufficient evidence that the hedge was effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  3.
  There must be adequate documentation evidencing the specific designation of the derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Bank's Management of its own risks.

        The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

  a.
  In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

  b.
  In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

  c.
  In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in the consolidated other comprehensive income under Valuation adjustments—Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

  d.
  The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

        If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

        When fair-value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are reclassified to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

        When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges (from the period when the hedge was effective) remains in this consolidated equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

vii.   Embedded derivatives in hybrid financial instruments

        Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)     Derecognition of financial assets and liabilities

        The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

  1.
  If the Bank transfers substantially all the risks and rewards to third parties—unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases—the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

  2.
  If the Bank retains substantially all the risks and rewards associated with the transferred financial asset—sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases—, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

  a.
  An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

  b.
  The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

  3.
  If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset—sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

  a.
  If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

    b.
    If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

        Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties.

        Financial liabilities are only derecognized when the obligations they generate have been extinguished, that is when the contractual obligations have been paid or cancelled, or have been expired.

f)     Offsetting of financial instruments

        Financial asset and liability balances are offset, i.e., reported in the consolidated balance sheet at their net amount, only if the Bank currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

        The disclosures set out in the tables below include financial assets and financial liabilities that:

  •
  Are offset in the Bank's consolidated balance sheet; or

  •
  Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

        The similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

        Derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

        Repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting agreements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events. In addition, the Bank does not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

        The Bank receives and gives collateral in the form of cash, debt and equity securities in connection with the following transactions:

  •
  Derivatives;

  •
  Repurchase agreements and reverse repurchase agreements; and

  •
  Securities lending and borrowing agreements.

        Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty's failure to post collateral.

        The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

        As at December 31, 2016

				Amount not offset in the consolidated balance sheet
		Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet
	Gross amount of financial assets			Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount
Derivative financial assets	214,910	—	214,910	(151,762)	(5,215)	(47,821)	10,112
Reverse repurchase agreements	42,340	—	42,340	—	(42,360)	—	(20)
Equity instruments (see Note 10.a)	3	—	3	—	(3)	—	—

Total	257,253	—	257,253	(151,762)	(47,578)	(47,821)	10,092

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        As at December 31, 2017

				Amount not offset in the consolidated balance sheet
		Gross amount of financial liabilities offset in the consolidated balance sheet	Net amount of financial assets presented in the consolidated balance sheet
	Gross amount of financial assets			Impact of Master Netting Agreements	Financial Instrument collateral	Cash collateral	Net amount
Derivative financial assets	180,377	—	180,377	(116,078)	(3,783)	(44,971)	15,545
Reverse repurchase agreements	51,705	—	51,705	—	(51,693)	—	12
Equity instruments (see Note 10.a)	6	—	6	—	(7)	—	(1)

Total	232,088	—	232,088	(116,078)	(55,483)	(44,971)	15,556

        The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

        As at December 31, 2016

				Amount not offset in the consolidated balance sheet
			Net amount of financial liabilities presented in the consolidated balance sheet
		Gross amount of financial assets offset in the consolidated balance sheet
	Gross amount of financial liabilities			Impact of Master Netting Agreements	Financial Instrument collateral	Cash collateral	Net amount
Derivative financial liabilities	219,977	—	219,977	(151,762)	(2,670)	(51,329)	14,216
Repurchase agreements	124,525	—	124,525	—	(124,949)	—	(424)
Short positions—Securities loans (see Note 11.b)	20,375	—	20,375	—	(20,769)	—	(394)
Short positions—Short sales (see Note 11.b)	40,613	—	40,613	—	(40,637)	—	(24)

Total	405,490	—	405,490	(151,762)	(189,025)	(51,329)	13,374

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        As at December 31, 2017

				Amount not offset in the consolidated balance sheet
			Net amount of financial liabilities presented in the consolidated balance sheet
		Gross amount of financial assets offset in the consolidated balance sheet
	Gross amount of financial liabilities			Impact of Master Netting Agreements	Financial instrument collateral	Cash collateral	Net amount
Derivative financial liabilities	182,373	—	182,373	(116,078)	(2,822)	(34,454)	29,019
Repurchase agreements	110,149	—	110,149	—	(110,337)	—	(188)
Short positions—Securities loans (see Note 11.b)	21,132	—	21,132	—	(21,555)	—	(423)
Short positions—Short sales (see Note 11.b)	46,233	—	46,233	—	(46,221)	—	12

Total	359,887	—	359,887	(116,078)	(180,935)	(34,454)	28,420

g)     Impairment of financial assets

i.      Definition

        Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

  •
  In the case of loans and advances and debt instruments, give rise to an adverse impact on the future cash flows that were estimated at the initial recognition.

  •
  In the case of equity instruments, indicate that their carrying amount may not be fully recovered.

        The carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement during the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement during the period in which the impairment is reversed or reduced.

        The Bank applies the following criteria to classify loans and advances as impaired loans:

  •
  Commercial, financial and industrial loans

        Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

        Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after 90 days principal or interest become due.

        Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after 90 days an installment becomes due.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  •
  Mortgage loans

        Mortgage loans are considered impaired when a payment is past due more than 90 days (see Note 2.h.).

  •
  Installment loans to individuals

        Revolving consumer credit cards loans are considered impaired when payment is not received after 90 days it becomes due.

        Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

  •
  If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

        The Bank considers also as impaired loans the sum of all transactions of a customer when the loan balances of the same customer classified as impaired are more than 20% of the total outstanding amounts.

        Loans and advances which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered impaired loans. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, etc.

        Impaired loans, which are renegotiated will remain impaired until there is evidence of sustained payment, i.e., performance of payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during a certain period of time.

        With regard to uncollected accrued interest on impaired loans, the Bank creates an allowance for the total amount of the uncollected accrued interest considered to be non recoverable at the time the loans are classified as impaired loans.

        The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower's overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

        When the recovery of a loan is considered to be unlikely, it is written off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Loans and the related allowance for impairment losses are normally written off considering the following:

  •
  Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower's financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises (SMEs) loans and revolving SMEs loans are written off when the loans become 181 and 151 days past due, respectively.

  •
  Mortgage loans are written off when they have been past due for 36 months.

  •
  For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is generally written off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

        In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

ii.     Financial instruments carried at amortized cost

        The amount of an impairment loss incurred on a financial instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a reduction of the balance of the corresponding asset.

        In estimating the future cash flows of financial instruments, the following factors are taken into account:

  •
  All the amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those that may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past due interest receivable;

  •
  The various types of risk to which each instrument is subject; and

  •
  The circumstances in which collections will foreseeably be made.

        These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

        Impairment losses resulting from insolvency of the customers (credit risk) are recognized when there is objective evidence of impairment of the customer's ability to pay, either because it is past due or for other reasons.

        The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency of counterparties. These policies, methods and procedures are applied in the granting, examination and documentation of credit risk, contingent liabilities and commitments and credit risk from debt instruments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        In order to classify the customers for assessing the impairment losses resulting from credit risk, the Bank distinguishes between:

  a)
  Individually significant customers which present objective evidence of impairment,

  b)
  Individually significant customers which do not present objective evidence of impairment, and

  c)
  Non-individually significant customers.

        The Bank has defined as an "individually significant customer" those customers with a total current risk exposure amounting more than 8 million pesos. This threshold is reviewed annually to adapt it to the Bank's business circumstances.

        Objective evidence of impairment exists when an individually significant customer is in the following situations:

  •
  Classified as impaired (more than 90 days in default).

  •
  Shows signs of impairment although not in default, inter alia, restructured loans, loans under special surveillance and loans with reasonable doubt about their full repayment.

        Objective evidence of impairment exists when a non-individually significant customer is in the following situations:

  •
  Classified as impaired (more than 90 days in default).

  •
  Classified as restructured loans.

        Once the Bank has classified its customers according to the above, loan portfolios are assessed for impairment individually and collectively in order to recognize an allowance for impairment losses arising from credit risk, as follows:

Individualized analysis

        Credit losses individually assessed are determined by calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant customers presenting objective evidence of impairment considering the debtor's financial situation and any guarantees in place. The Bank takes into account all available information (external or internal), including expert judgment, to estimate the present value of expected cash flows.

Collective analysis

        Credit losses collectively assessed are determined for those individually significant customers that do not present an objective evidence of impairment and for those customers that are not individually significant. Credit losses are estimated taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Customers assessed collectively are grouped together considering financial instruments having similar credit risk characteristics indicative of the debtors' ability to pay all principal and interest amounts in accordance with contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor's industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

        Impairment losses are determined by multiplying four factors: EAD, PD, LGD and the LIP.

  •
  The EAD is the amount of risk exposure at the date of default (more than 90 days of default) by the counterparty. It is estimated as the drawn amount and the undrawn risk multiplied by a credit conversion factor (hereinafter, CCF) which represents the percentage of undrawn balance that is expected to be used before default occurs.

  •
  The PD is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than 90 days past due.

    The Bank uses transition models to determine PD (from a non-default to a default status) in which loans are segmented into bucket classifications primarily based on the number of days past due and statistical analysis is applied to estimate the probability that loans will migrate through this status. These transition models are based on historical data gathered over a two-year period.

  •
  The LGD is the loss arising in the event of default. It depends on the guarantees and collateral associated with the transaction.

  •
  The LIP parameter is the time between the moment when the event giving rise to a certain loss occurs and when that loss is identified at an individual level. LIP analysis is performed on the basis of homogeneous risk portfolios. This parameter is only determined and used to calculate credit losses for customers, which do not present objective evidence of impairment.

        The methodology for determining the allowance for impairment losses also seeks to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that have not yet been reported as impaired, but that the Bank estimates based on its past history or other quantitative factors that the loss event has already occurred. As part of this methodology, Management also considers qualitative factors that are probable to cause estimated credit losses associated with the Bank's loan portfolio to differ from historical loss experience, such as changes in GDP, unemployment rate, housing prices, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

        The Bank estimates probable losses for off-balance sheet risk related to unfunded lending commitments such as available credit on lines of credit, credit cards and non-revolving consumer loans. The process to determine the provisions for off-balance sheet risk is similar to the methodology used for allowance for impairment losses for loans and receivables as described above.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Allowance for impairment losses related to the loan portfolio is reported as a reduction to the carrying amount of the loans and receivables whereas the provision for unfunded lending commitments is reported separately as liabilities on the consolidated balance sheet in Provisions for off-balance sheet risk. Impairment losses related to the loan portfolio and commitments is reported in the consolidated income statement as Impairment losses on financial assets (net)—Loans and receivables and Provisions (net), respectively.

h)    Change in accounting estimates

Allowance for impairment losses

        During 2015, the Bank revised its estimates for allowance for impairment losses on loans and receivables of all loan portfolios and for the provision for off-balance sheet risk with the purpose of making certain refinements to the impairment models as part of its policy to continuously enhance the existing impairment models and accounting estimates.

        The main refinements made to the impairment models in order to provide a greater level of precision of incurred losses are the following:

  •
  Specific and objective guidelines to classify customers according to their total current risk exposure (individually significant customers—see Note 2.g.) and deterioration in creditworthiness (objective evidence of impairment—see Note 2.g.), aligning such factors with credit risk management.

  •
  Finer segmentation of loans in groups with similar credit risk characteristics.

  •
  More detailed historical data for the determination of certain inputs or variables (PD, LGD, LIP and CCF—see Note 2.g.) used to calculate the allowance for impairment losses and the provisions for off-balance sheet risk.

  •
  Conformed definition of impaired assets with the aim of making it consistent across all the loan portfolios when determining the allowance for impairment losses (see Note 2.g.).

        The change in accounting estimates did not have a material impact on the net loan portfolio as of December 31, 2015, on the provision for off-balance sheet risk as of December 31, 2015 and in the profit for the year then ended. However, the change resulted in a net decrease in the allowance for impairment losses of 176 million pesos, a net decrease in the provision for off-balance sheet risk of 436 million pesos, a decrease in impaired assets of 438 million pesos and an increase in the profit for the year of 428 million pesos.

        Management considered that it was impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Bank could not reliably determine all the necessary inputs and factors to calculate this effect, such as risk exposure, PD, LGD, LIP, qualitative factors, etc.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

Useful lives for automated teller machines

        During 2016, the Bank revised its estimates for useful lives of automated teller machines (ATM) recognized within Tangible Assets in the consolidated balance sheet. The review performed by the Bank was based on the acquired observable experience and the economic benefits obtained by the use of ATMs. The Bank determined that the period over which ATMs is expected to be available for use and to generate economic benefits is 8 years instead of 4 years.

        The change in the aforementioned accounting estimates did not have a material impact on Tangible assets as of December 31, 2016 and in the profit for the year then ended. However, the change in the useful lives of ATMs resulted in a decrease in the depreciation charge recognized in the consolidated income statement of 2016 of 49 million pesos.

        Management considered that it was impracticable to estimate the effect on forthcoming periods of this change in accounting estimates due to the fact that the Bank could not reliably determine the number of ATMs that would be acquired.

i)     Repurchase agreements and Reverse repurchase agreements

        Purchases of financial instruments under a non-optional resale agreement are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions—Reverse repurchase agreements or Loans and advances to customers—Reverse repurchase agreements.

        The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

        Sales of financial instruments under a non-optional repurchase agreement are measured at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank—Repurchase agreements, Deposits from credit institutions—Repurchase agreements or Customer deposits—Repurchase agreements.

        The excess of the sales prices over the repurchase prices are recognized as interest expense over the contract term.

        Repurchase agreements are designated as financial instruments at FVTPL when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

j)     Non-current assets held for sale and liabilities associated with non-current assets held for sale

        Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Specifically, property or other non-current assets (foreclosed assets) received by the Bank as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale, unless the Bank has decided to make continuing use of these assets.

        Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

        Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

        Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

k)    Tangible assets

        Tangible assets include the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases.

Property, plant and equipment for own use

        Property, plant and equipment for own use are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (excess of carrying amount over the recoverable amount).

        Depreciation is calculated using the straight-line method on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and therefore is not depreciated.

        The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual Rate
Buildings for own use	2% to 5%
Furniture and vehicles	10% to 20%
IT equipment and fixtures	25%
Others	5% to 20%

        The Bank assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e., its carrying amount exceeds its recoverable amount). If this is the case, the carrying

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

        Similarly, if there is an indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss recognized in prior periods and adjusts the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on a tangible asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

        The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

        Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

l)     Accounting for leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

i.      Operating leases

        In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

        When the Bank acts as the lessor, the acquisition cost of the leased assets is presented under Tangible assets in the consolidated balance sheet. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

        When the Bank acts as the lessee the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

        In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

ii.     Sale and leaseback transactions

        In sale and leaseback transactions, where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

        In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease or finance lease, the Bank analyzes, among other things, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)   Intangible assets

        Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the Bank considers it probable that future economic benefits will be generated are recognized.

        Intangible assets are recognized initially at acquisition or development cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.      Goodwill

        Any excess of the cost of the investments in the Bank over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

  •
  If it is attributable to specific and identifiable assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities' balance sheets.

  •
  If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

  •
  The remaining amount is recognized as goodwill, which is allocated to one or more CGUs. A CGU is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

        Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

        At the end of each reporting period, or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net)—Goodwill in the consolidated income statement.

        For the purposes of the impairment analysis, goodwill is allocated to one or more CGUs expected to benefit from the synergies arising from business combinations. The CGUs represent the Bank's smallest identifiable asset groups that generate cash flows for the Bank and that are largely independent of the flows generated from other assets or groups of assets. Each CGU or CGUs to which goodwill is allocated:

  •
  is the lowest level at which the entity manages goodwill internally; and

  •
  is not larger than an operating segment.

        The CGUs to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where indicators of impairment are noted by Management.

        For the purpose of determining the impairment of a CGU to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

        The recoverable amount of a CGU is equal to the higher of the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Bank estimates and is based on the latest budgets approved for the next five years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the weighted cost of capital assigned to each CGU.

        If the carrying amount of the CGU exceeds the related recoverable amount, the Bank recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that CGU and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the minority interests may be recognized.

        Impairment losses on goodwill are recognized under Impairment losses on other assets (net)—Goodwill and other intangible assets in the consolidated income statement.

        An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.     Other intangible assets

        Other intangible assets include the amount of identifiable intangible assets (such as computer software).

        Other intangible assets can have an indefinite useful life—when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank—or a finite useful life, in all other cases.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Intangible assets with indefinite useful lives acquired separately are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Bank reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

        Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

        An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated income statement when the asset is derecognized.

        Impairment charges are included in Impairment losses on other assets (net)—Other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k.).

n)    Provisions and contingent assets and liabilities

        When preparing the consolidated financial statements of the Bank, Management distinguishes between

  •
  Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the Bank, which is considered to be more likely than not to occur and certain as to its nature but uncertain as to its amount and/or timing.

  •
  Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Bank. They include the present obligations of the Bank when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

  •
  Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

    control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Provisions

        The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

        When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

        The Bank's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

        Provisions are reviewed and adjusted at the end of each year. Provisions are also used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

        Provisions are classified according to the obligations covered as follows:

  •
  Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

  •
  Provisions for tax and legal matters: include the amount of the provisions recognized to cover tax and legal obligations.

  •
  Provisions for off-balance sheet risk: include the amount of the provisions made to cover obligations arising as the result of those transactions in which the Bank guarantees the obligations of a third party arising as a result of financial guarantees granted or other contracts and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit cards and non-revolving consumer loans, which are irrevocable commitments that may give rise to the recognition of financial assets.

  •
  Other provisions: include the amount of other provisions recognized by the Bank (see Note 24).

o)     Litigation and/or claims in process

        At the end of 2016 and 2017, certain litigation and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

p)    Share-based payments

        For share-based payment transactions, the goods or services received are measured as an equity-settled share-based payment transaction when the awards granted are the Bank's own equity instruments. In all other circumstances, the goods or services received by the Bank are measured as a cash-settled share-based payment transaction.

        Equity-settled shared-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled shared-based payments is expensed on a straight-line basis over the vesting period, based on the Bank's estimate of equity instruments that wil eventually vest, with a corresponding increase in consolidated equity. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to Accumulated reserves in consolidated equity.

        For cash-settled share-based payments to employees and others providing similar services, the services acquired and the liability incurred are measured at the fair value of the liability. The fair value determined at the grant date of the cash-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Bank's estimate of equity instruments that will eventually vest, with a corresponding increase in liability. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the consolidated income statement for the year. The services received and the liability to pay for those services are recognized as the employees render service.

        Share-based payments are discussed in Note 41.b, c and d.

q)     Recognition of income and expenses

        The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.      Interest income, interest expenses and similar items

        Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the Bank's right to receive them arises.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

ii.     Fee and commission income and expenses

        Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

  •
  Fee and commission income and expenses relating to financial assets and financial liabilities measured at FVTPL are recognized when received or paid.

  •
  Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

  •
  Those relating to services provided in a single act are recognized when the single act is carried out.

iii.    Non-finance income and expenses

        These are recognized for accounting purposes on an accrual basis.

iv.    Deferred collections and payments

        These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.      Loan arrangement fees

        Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees, are accrued and recognized in income over the term of the loan as a part of the effective interest method.

r)     Financial guarantees

        Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

        The Bank initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

        Financial guarantee contracts issued by the Bank and, if not designated as at FVTPL, are subsequently measured at the higher of:

  •
  the amount of the obligation under the contract, as determined in accordance with IAS 37; and

  •
  the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial instruments carried at amortized cost (described in Note 2.g. above).

        The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

        If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

s)     Post-employment benefits

        The Bank's post-employment obligations to its employees are deemed to be defined contribution plans when the Bank makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 24.c.).

Defined contribution plans

        The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

        The Bank recognizes under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

        Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

  •
  They are not owned by the Bank, but by a legally separate third party that is not a party related to the Bank.

  •
  They are only available to pay or fund post-employment benefits and they cannot be returned to the Bank unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the Bank to current and former employees, or they are returned to reimburse employee benefits already paid by the Bank.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

        Post-employment benefits are recognized as follows:

  •
  Service cost is recognized in the consolidated income statement and includes the following items:

  •
  Current service cost, i.e., the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

  •
  The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

  •
  Any gain or loss arising from plan settlements is recognized under Provisions (net).

  •
  Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

  •
  The remeasurement of defined benefit obligation is recognized in the consolidated other comprehensive income and includes:

  •
  Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

  •
  The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

  •
  Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

        Further details about post-employment benefits are given in Note 24.c.

t)     Income tax

        Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

        Income tax or ISR is recognized in profit for the year in which they are incurred. The ISR currently payable is based on taxable profit for the year. Taxable profit differs from Operating profit before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Bank's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

Deferred tax

        Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

        Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Bank is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the near future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the near future.

        The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

        The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities

Current and deferred tax for the year

        Current and deferred tax are recognized in the consolidated income statement, except when they relate to items that are recognized in the consolidated other comprehensive income or directly in consolidated equity, in which case, the current and deferred tax are also recognized in the consolidated other comprehensive income or directly in consolidated equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

u)    Remaining maturity periods and average interest rates

        The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2016 and 2017 year-end is provided in Note 44.

v)     Segment reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO.

w)    Dividend distribution

        Dividend distributions to the Bank's shareholders are recognized as a liability in the Bank's consolidated financial statements in the period in which the dividends are proposed by the Board of Directors and approved by the Bank's shareholders.

x)     Treasury shares

        Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Bank's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized under Accumulated reserves in consolidated equity.

y)     Consolidated statement of cash flows

        The following terms are used in the consolidated statements of cash flows with the meanings specified:

  •
  Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified. The Bank classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

  •
  Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

  •
  Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

  •
  Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

z)     Consolidated income statement and other comprehensive income

        This consolidated statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

        Accordingly, this consolidated statement presents:

  a.
  Profit for the year.

  b.
  The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that will not be reclassified subsequently to the consolidated income statement.

  c.
  The net amount of the income and expenses recognized directly to consolidated equity under Valuation adjustments that may be reclassified subsequently to the consolidated income statement when certain conditions are met.

  d.
  The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

  e.
  Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

        The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in consolidated equity is presented in this consolidated statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

        This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable IFRS, will not be reclassified subsequently to the consolidated income statement since the requirement established by the corresponding accounting standards are met.

aa)  Consolidated statement of changes in total equity

        This consolidated statement presents all the changes in consolidated equity, including the adjustments in the opening balance on Accumulated reserves arising from changes in accounting policies and from the correction of errors.

        Accordingly, this consolidated statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together based on their nature into the following items:

  a.
  Adjustments in the opening balance on Accumulated reserves due to changes in accounting policies and from the correction of errors: include those in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

2. Accounting policies (Continued)

  b.
  Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated income statement.

  c.
  Other changes in consolidated equity: include the remaining items recognized in consolidated equity, including, inter alia, increases and decreases in share capital, distribution of profit, transactions involving own equity instruments (treasury shares), transfers between equity items and any other increases or decreases in consolidated equity.

3. Significant events

        The following is a summary of the significant corporate transactions undertaken by the Bank over the last three years:

3.1   Mexican real estate sector

        During the past years, the historic shortage of housing in Mexico drove the Mexican Government to actively incentivize its development. These incentives led to increased construction of subsidized housing. The lack of infrastructure, the long distances to workplaces and associated transportation costs caused increased abandonment and mortgage default of these homes. The foregoing, together with certain changes in governmental policies in the second quarter of 2012, originated a sharp decrease in the construction and sales reported by the principal Mexican homebuilders and adjustments to their growth plans and business models in order to compensate for the impacts of these changes.

        In April and June 2014, two of the three major Mexican real estate companies were declared bankrupt as they fulfilled the requirements provided by the Mexican Commercial Bankruptcy Law to be considered insolvent. In June and November 2015, the Mexican authorities declared concluded the bankruptcy act for these two Mexican real estate companies.

        In early December 2014, the remaining Mexican real estate company sent to the relevant court, a request to initiate a pre-arranged bankruptcy. In January 2015, this real estate company was declared bankrupt under the Mexican Commercial Bankruptcy Law, which was declared concluded by the Mexican authorities in February 2016.

        As of December 31, 2016 and 2017, the loan portfolio of the Bank with the three principal Mexican real estate companies amounted to 2,201 million pesos and 44 million pesos, respectively, which represents 0.38% and 0.01% of loans and advances to customers and 0.16% and 0.003% of the total assets of the Bank, of which 1,505 million pesos and 44 million pesos, respectively, are impaired. As of December 31, 2016 and 2017, the Bank has made the corresponding allowance for impairment losses based on the incurred loss methodology for this loan portfolio and considered that this allowance for impairment losses adequately covers all known or knowable losses that could arise from this loan portfolio.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

3. Significant events (Continued)

3.2   Sale agreement for custodial business

        On July 24, 2015, Banco Santander (Spain) made an offer to the Bank to purchase their custodial business. This offer was accepted by the Bank. The agreed sale price was 1,191 million pesos. This offer required the Bank to transfer their custodial business; however, this obligation was subject to the following conditions: i) was valid until June 30, 2016; ii) was subject to the same conditions established in a global agreement signed by Banco Santander (Spain) consisted of the sale of the custodial businesses in Spain, Mexico and Brazil; iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose purpose was the operation of the custodial business in Mexico; iv) was dependent on the global transaction, if it was terminated, the transaction would also terminate in Mexico; and v) the transaction should have been formalized through the signing of the respective contracts.

        On August 2016, Mexican authorities authorized Banco Santander (Spain) to establish and operate a new bank in Mexico named Banco S3. The activities of Banco S3 would be focused on the specialized business of deposits, custodial and management of securities and cash in Mexico.

        As mentioned in Note 1.d to the consolidated financial statements, on January 2, 2018, the Bank, as seller and Banco S3, as buyer, entered into a purchase-sale agreement of the custody business of the Bank. On February 2, 2018, Banco S3 obtained the authorization from the SHCP and the CNBV to operate as a financial institution in Mexico.

3.3   Scotiabank Inverlat loan portfolio acquisition

        On November 26, 2014, the Bank entered into an agreement to acquire a non-revolving consumer loans portfolio from Scotiabank Inverlat, S.A. (Scotiabank).

        On March 17, 2015, after having obtained applicable regulatory authorizations, the Bank signed a contract with Scotiabank to acquire the non-revolving consumer loans portfolio. This acquisition was finalized on April 2015. The acquired portfolio consists of 39,252 loans with a face value of 3,179 million pesos. The fair value of the acquired loan portfolio was 3,002 million pesos.

3.4   New auditors 2016

        The Board of Directors of the Bank by meeting on July 23, 2015, agreed to appoint PricewaterhouseCoopers, S.C. (PwC), as the external auditor of the Bank to conduct the audit of the consolidated financial statements for 2016, 2017 and 2018. This decision was taken in line with corporate governance guidelines recommendations periodic rotation of the external auditor, on the proposal of the Audit Committee.

3.5   Issuance of subordinated liabilities

        On December 29, 2016, the Bank issued Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (Subordinated Additional Tier 1 Capital Notes) for an amount of 500 million USD. The Subordinated Additional Tier 1 Capital Notes are convertible in

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

3. Significant events (Continued)

common shares "F" Series, depending on the occurrence of some trigger events (see Note 22). This issue was privately acquired in its entirety by our Parent company (see Note 22).

3.6   Auction of Bonos de Regulación Monetaria Reportables

        The Central Bank carried out an auction of Bonos de Regulación Monetaria Reportables (BREMS R) whose objective is to contribute to the healthy development of the Mexican Financial System as well as to make its monetary policy more efficient. On May 12, 2016, the Central Bank established in the Federal Official Gazette (DOF by its Spanish acronym) the rules of the auction for these BREMS R as an alternative for Mexican banks to comply with the compulsory deposits required by the Central Bank.

        BREMS R can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank.

        As of December 31, 2016 and 2017, the Bank's position of BREMS R amounted to 7,781 and 7,783 million pesos, respectively, which were settled with resources originated from the cancelation of the compulsory deposits (see Note 9).

3.7   Acquisition of shares of Bolsa Mexicana de Valores, S.A.B. de C.V. from the Brokerage House

        As mentioned in Note 46, on November 22, 2017, through an assignment contract, the Bank acquired from the Brokerage House its participation held in the Trust 1576 (the Trust) as depositary of "BOLSA A" shares of Bolsa Mexicana de Valores, S.A.B. of C.V., as well as the rights and obligations derived from the Trust's contract for 14,176,749 shares and an amount of 449 million pesos. This purchase of shares has been recognized within the caption "Available for sale financial assets" in the consolidated balance sheet of the Bank.

3.8   Authorization to incorporate Inclusión Financiera, S.A. de C.V.

        In July 2017, the SHCP authorized the Group to incorporate a new company called Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Inclusión Financiera) as a subsidiary of the Bank, which its main activity is granting credits to low income creditors. The aim of this incorporation is to achieve a social impact through a competitive offer in the sector of microcredits. As of December 31, 2017, Inclusión Financiera has started operations through the placement of credits under this scheme for an amount less than 1 million pesos.

3.9   Corporate Restructuring

        As indicated in Note 1.d, through the Ordinary and Extraordinary Shareholders' Meeting held on December 8, 2017, it was approved to carry out a corporate restructuring process that involves the Group, the Bank and the Brokerage House. As well as the constitution of a New Holding Company. "The Corporate Restructuring" was authorized by the SHCP through Official Letter UBVA/077/2017

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

3. Significant events (Continued)

dated December 13, 2017, which was effective starting January 1, 2018 from the accounting perspective, simultaneously with the corporate acts of "the Corporate Restructuring".

        The purpose of "the Corporate Restructuring" is to comply with certain guidelines issued by the European Central Bank, which establish, among other matters, that the contributions from minority shareholders can only be computed in the consolidated regulatory capital of Banco Santander, S.A. (Spain), if: (i) the company in which they own shares collects deposits from the general public (a credit institution in the case of Mexico) and (ii) such company's equity is regulated.

3.10 Approval of a new technological model

        On October 26, 2017 the Board of Directors approved the purchase of Isban México, S.A. de C.V. (ISBAN) with the objective of creating a new technology operating model for the Bank. The Bank will acquire the shares of ISBAN at 981 million pesos. This amount will be adjusted in accordance with the value of the shareholders' equity of ISBAN on the date that the Bank has all the regulatory authorizations to carry out this transaction.

        As of the date of issuance of these consolidated financial statements, the corresponding approvals have not yet been obtained from the regulatory authorities.

3.11 Merger of Santander Vivienda, S.A. of C.V.

        On December 21, 2016, the SHCP authorized the merger of Santander Vivienda, S.A. de C.V. (Santander Vivienda) as merging entity with Santander Hipotecario, S.A. de C.V. (Santander Hipotecario) and Santander Holding Vivienda, S.A. de C.V. (Santander Holding Vivienda) both as merged entities, which became extinct. The merger of these entities was effective on January 1, 2017. This merger was authorized by the Extraordinary General Shareholders' Meeting on December 30, 2016.

4. Immaterial misstatement on consolidated statement of cash flows from prior years

        During 2016, the Bank identified an immaterial misstatement in its 2015 consolidated statement of cash flows. The Bank incorrectly calculated the effect of foreign exchange rate changes on foreign currency cash deposits. This change had no impact to net increase (decrease) in cash and cash equivalents in 2015 and had no impact on cash and cash equivalents as of December 31, 2015.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

4. Immaterial misstatement on consolidated statement of cash flows from prior years (Continued)

        The Bank has deemed this misstatement immaterial to its previously issued consolidated statements of cash flows taken as a whole. The following table reflects the changes in the consolidated statement of cash flow for the years ended December 31, 2015:

As of December 31, 2015	As originally reported	Adjustments	As adjusted
A. CASH FLOWS FROM OPERATING ACTIVITIES:	11,938	5,567	17,505

Adjustments made to obtain the cash flows from operating activities-	404	5,567	5,971
Effect of foreign exchange rate changes on foreign currency cash deposits	(5,733)	5,567	(166)
Net (increase)/decrease in operating assets-	(214,901)	—	(214,901)
Net increase/(decrease) in operating liabilities-	213,440	—	213,440
Income tax paid	(1,187)	—	(1,187)
Dividends received from equity instruments	118	—	118

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,946)	—	(2,946)

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(6,760)	—	(6,760)

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	5,733	(5,567)	166

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,965	—	7,965

F. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	51,823	—	51,823

G. CASH AND CASH EQUIVALENTS AT THE END OF YEAR	59,788	—	59,788

5. Distribution of the Bank's profit and Earnings per share

5.1   Distribution of the Bank's profit

        The distributions of the Bank's net profit for the years ended December 31, 2016 and 2017 approved by the Board of Directors during the annual general meetings are as follows:

	2015	2016	2017
Profit of the year	14,064	16,536	18,678
Dividends declared	6,760	17,468	8,910

Dividend per share (pesos)	0.08	0.22	0.11

Date of payment	05/28/2015 and 12/21/2015	05/26/2016 and 12/30/2016	05/30/2017 and 12/27/2017

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

5. Distribution of the Bank's profit and Earnings per share (Continued)

5.2   Earnings per share

        Acording to IAS 33 Earnings per share, the Bank should present and adjust retrospectively, the basic and diluted earnings per share, if the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalisation, bonus issue or share split, or decreases as a result of a reverse share split.

i.      Basic earnings per share

        Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year (see Note 29.d.).

        Accordingly, basic earnings per share after the Merger were determined as follows:

	2015	2016	2017
Profit attributable to the Parent	14,051	16,536	18,678
Weighted average number of shares outstanding	6,777,381,551	6,777,381,551	6,777,381,551

Basic earnings per share after the Merger (pesos)	2.07	2.44	2.76

ii.     Diluted earnings per share

        In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, net of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 29.d.).

        Accordingly, diluted earnings per share after the Merger were determined as follows:

	2015	2016	2017
Profit attributable to the Parent	14,051	16,536	18,678
Weighted average number of shares outstanding	6,777,381,551	6,777,381,551	6,777,381,551
Dilutive effect of rights on shares	9,612,806	9,612,806	9,612,806
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357

Diluted earnings per share after the Merger (pesos)	2.07	2.44	2.75

6. Compensation of Directors, Executive Officers and other key management personnel

        The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

a)    Remuneration of directors

        Our shareholders establish the compensation of our directors at the annual shareholders' meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

6. Compensation of Directors, Executive Officers and other key management personnel (Continued)

are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee, and we do not otherwise publicly disclose such information.

        The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 13 million pesos during 2015, 13 million pesos during 2016 and 12 million pesos during 2017, paid as attendance fees.

b)    Remuneration of executive officers

        The aggregate amount for compensation and benefits to executive officers amounted to 282 million pesos during 2015, 401 million pesos during 2016 and 416 million pesos during 2017. The main benefits paid to the Bank's executive officers are: Christmas bonus, vacation bonus, holidays, performance bonus, share-based payments, health care services, health insurance, life insurance and retirement fund.

        The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)     Post-employment and other long-term benefits

        Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank's employees, but at different contribution percentages to the ones made by the rest of the employees.

        The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 361 million pesos at December 31, 2015, 265 million pesos at December 31, 2016 and 265 million pesos at December 31, 2017.

d)    Local Program

        The Bank established a share-based variable compensation plan for its executive officers and other executives (Local Program). The plan is settled through equity instruments of the Parent company and is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.b.

e)     Corporate performance shares plan 2014

        On March 28, 2014, the shareholders of Banco Santander (Spain) approved a new share-based variable compensation plan denominated "Corporate performance shares plan 2014" applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the performance of the stock of Banco Santander (Spain). The Corporate performance shares plan 2014 is

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

6. Compensation of Directors, Executive Officers and other key management personnel (Continued)

payable in shares of the Parent company. This plan is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.c.

f)     Long-term incentive plan 2015

        During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated "Long-term incentive plan 2015" applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This plan will be payable in shares of the Parent company in 2019. This plan is recognized as a cash-settled share-based payment transaction. Details of the plan are presented in Note 41.d.

g)     Loans to executive officers

        The loans granted to executive officers amount to 31 million pesos and 27 million pesos as of December 31, 2016 and 2017, respectively.

7. Cash and balances with the Central Bank

        The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2016	12/31/2017
Cash	24,887	21,538
Central Bank compulsory deposits	28,094	28,094
Deposits in the Central Bank	25,666	8,034
Accrued interest	16	21

	78,663	57,687

        Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

        Note 44.a. includes a breakdown of the remaining maturity of Cash and balances with the Central Bank. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 44.d. includes the fair value amounts of these assets.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

8. Loans and advances to credit institutions

        The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2016	12/31/2017
Classification:
Other financial assets at fair value through profit or loss	37,831	46,087
Loans and receivables	82,388	59,122

	120,219	105,209

Type:
Reciprocal accounts	26,017	18,569
Time deposits	96	71
Guarantee deposits—Collateral delivered for OTC derivatives transactions (Note 32)	51,414	34,542
Reverse repurchase agreements	37,831	46,087
Call money transactions granted	1,062	—
Other accounts	3,799	5,940

	120,219	105,209

Currency:
Peso	59,629	69,311
USD	60,496	35,229
Other currencies	94	669

	120,219	105,209

        As of December 31, 2016 and 2017, time deposits consist of 96 million pesos and 71 million pesos, respectively related to deposits that the Bank holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

        "Call money transactions granted" represent interbank loan transactions agreed for periods equal to or less than 3 business days. As of December 31, 2017, there are no call money transactions granted. As of December 31, 2016, these transactions are as follows:

	Days	Interest Rate (average)	12/31/2016
Mexican financial institutions	3	5.75%	1,062

        As of December 31, 2016, 77 million pesos of loans and advances to credit institutions, have been pledged in connection with derivatives transactions in organized markets, and are classified as restricted assets within Loans and advances to credit institutions—Loans and receivables.

        As of December 31, 2016 and 2017, 51,414 million pesos and 34,542 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC derivatives

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

8. Loans and advances to credit institutions (Continued)

transactions, and are classified as restricted assets within Loans and advances to credit institutions—Loans and receivables (see Note 32).

        As of December 31, 2016 and 2017, 37,849 million pesos and 46,075 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to credit institutions—Other financial assets at fair value through profit or loss (see Note 31).

        Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to credit institutions—Loans and receivables.

9. Debt instruments

a)    Breakdown

        The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2016	12/31/2017
Classification:
Financial assets held for trading	140,853	147,747
Available-for-sale financial assets	154,318	164,947
Loans and receivables	11,472	10,758

	306,643	323,452

Type:
Mexican government debt securities	229,514	224,003
Of which:
Collateral delivered for OTC transactions (Note 32)	2,670	2,964
Foreign government debt securities	65,286	89,585
Of which:
Brazilian Government Notes	34,359	34,488
US Government Treasury Bills (T-BILLS)	30,927	55,097
Debt securities issued by financial institutions	5,612	3,975
Other debt securities	6,231	5,889

	306,643	323,452

Currency:
Peso	220,390	200,666
USD	36,922	61,080
Brazilian Real (BRL)	34,359	34,488
Other currencies	14,972	27,218

	306,643	323,452

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

9. Debt instruments (Continued)

        The breakdown of the Debt instruments classified as Held for trading is as follows:

	12/31/2016	12/31/2017
Federal Treasury Securities (CETES)	7,647	9,188
United Mexican States Bonds (UMS)	48	44
Federal Mexican Government Development Bonds (BONDES)	41,684	33,291
M and M10 Mexican Government Bonds	10,286	14,069
Mexican Bank Saving Protection Bonds (BPATs)	35,595	25,092
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	8,881	6,930
T-BILLS	30,927	55,038
Other debt securities	5,785	4,095

	140,853	147,747

(1)
"UDIs" are Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC). Under a UDI-based loan or financial instrument, the borrower's nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2017, one UDI was equal to 5.934551 pesos.

        As of December 31, 2016 and 2017, 2,670 million pesos and 2,964 million pesos, respectively, of debt instruments, have been pledged in connection with OTC derivatives transactions, and are classified as restricted assets within Debt instruments—Financial assets held for trading (see Note 32).

        As of December 31, 2016 and 2017, 20,769 million pesos and 21,555 million pesos, respectively, of Debt instruments, have been pledged in connection with securities loans transactions and are classified as restricted assets within Debt instruments—Financial assets held for trading (of which 20,617 million pesos and 21,448 million pesos, respectively in which the lender is the Central Bank).

        As of December 31, 2016 and 2017, 82,916 million pesos and 89,147 million pesos, respectively, of Debt instruments, have been pledged in connection with repurchase agreement and are classified as restricted assets within Debt instruments—Financial assets held for trading.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

9. Debt instruments (Continued)

        The breakdown of the Debt instruments classified as Available-for-sale is as follows:

	12/31/2016	12/31/2017
UMS	17,479	29,832
M, M3 and M5 Mexican Government Bonds	75,639	76,174
BPATs	15,877	13,586
UDIBONDS	4,906	5,039
T-BILLS	—	59
Brazilian Government Notes	34,359	34,488
Other debt securities	6,058	5,769

	154,318	164,947

Of which:
Before allowance for impairment losses	154,318	164,947
Allowance for impairment losses	—	—

	154,318	164,947

        As of December 31, 2016 and 2017, 42,347 million pesos and 13,881 million pesos, respectively, of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments—Available-for-sale.

        The breakdown by issuer rating of Debt instruments at December 31, 2016 is as follows:

	Private Debt	Sovereign Debt	Total	%
AAA	—	30,927	30,927	10.07%
A	3,352	200,649	204,001	66.53%
BBB	3,709	17,527	21,236	6.93%
BB	4,609	45,698	50,307	16.41%
Below B	172	—	172	0.06%

	11,842	294,801	306,643	100%

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

9. Debt instruments (Continued)

        The breakdown by issuer rating of Debt instruments at December 31, 2017 is as follows:

	Private Debt	Sovereign Debt	Total	%
AAA	—	55,097	55,097	17.03%
A	2,651	181,965	184,616	57.08%
BBB	3,685	29,876	33,561	10.38%
BB	3,528	46,650	50,178	15.51%

	9,864	313,588	323,452	100%

        As of December 31, 2016 and 2017, BBB ratings balance include mainly sovereign exposures in Mexico, while ratings balance BB includes both sovereign exposures in Brazil and Mexico. The sovereign rating of Brazil was downgraded from BB to below BB, as of the date of issuance of these consolidated financial statements.

        The breakdown of the Debt instruments classified as Loans and receivables is as follows:

	12/31/2016	12/31/2017
Special CETES	3,691	2,975
BREMS R	7,781	7,783

	11,472	10,758

Type:
Unquoted	11,472	10,758
Of which:
Before allowance for impairment losses	11,472	10,758
Allowance for impairment losses	—	—

	11,472	10,758

        As of December 31, 2017, 7,350 million pesos, of BREMS R have been pledged in connection with repurchase agreements transactions, and are classified as restricted assets within Debt instruments—Loans and receivables. As of December 31, 2016, no BREMS R have been pledged in connection with repurchase agreements transactions.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

9. Debt instruments (Continued)

b)    Changes

        The changes in Available-for-sale—Debt instruments, disregarding the allowance for impairment losses, were as follows:

	2015	2016	2017
Beginning balance	83,029	113,525	154,318
Net additions/(disposals)	30,527	44,366	8,703
Valuation adjustments	(192)	(3,453)	1,935
Amounts reclassified to consolidated income statement	161	(120)	(9)

Balance at year-end	113,525	154,318	164,947

c)     Allowance for impairment losses

        As of December 31, 2016 and 2017 and during 2015, 2016 and 2017, the Bank has not recognized any impairment on Debt Instruments—Available-for-sale (see Note 28).

d)    Other information

        Note 44.a. contains a breakdown of the remaining maturity periods of Available-for-sale—Debt Instruments. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Debt instruments—Loans and receivables.

10. Equity instruments

a)    Breakdown

        The breakdown by classification and type of Equity instruments is as follows:

	12/31/2016	12/31/2017
Classification:
Financial assets held for trading	1,822	2,562
Available-for-sale financial assets	326	795
Of which:
Before allowance for impairment losses	326	795
Allowance for impairment losses	—	—

	2,148	3,357

Type:
Shares of Mexican companies	2,148	3,357
Shares of foreign companies	—	—

	2,148	3,357

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

10. Equity instruments (Continued)

        As of December 31, 2016 and 2017, 3 million pesos and 7 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loans transactions within Equity instruments—Financial assets held for trading (see Note 31).

        As of December 31, 2016, 2 million pesos of Equity instruments, have been delivered in connection with securities loans transactions and are classified as restricted assets within Equity instruments—Financial assets held for trading.

        As of December 31, 2017, 107 million pesos of Equity instruments, have been pledged in connection with securities loans transactions and are classified as restricted assets within Equity instruments—Financial assets held for trading.

        Note 44.a. contains a breakdown of the remaining maturity periods of these assets.

b)    Changes

        The changes in Available-for-sale—Equity instruments, disregarding the allowance for impairment losses, were as follows:

	2015	2016	2017
Beginning balance	311	348	326
Transfer to non-current assets held for sale	—	—	—
Net additions/(disposals)	41	30	472
Valuation adjustments	(4)	(52)	(3)
Amounts reclassified to consolidated income statement	—	—	—

Balance at year-end	348	326	795

        Note 28.a. includes a breakdown of the valuation adjustments recognized in the consolidated other comprehensive income under Valuation adjustments—Available-for-sale financial assets.

c)     Allowance for impairment losses

        As of December 31, 2016 and 2017 and during 2015, 2016 and 2017, the Bank has not recognized any impairment on Equity Instruments—Available-for-sale.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

11. Trading derivatives (assets and liabilities) and Short positions

a)    Trading derivatives

        The breakdown by type of inherent risk of the fair value of the Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2016		12/31/2017
	Debit Balance	Credit Balance	Debit Balance	Credit Balance
Interest rate risk	64,589	65,719	58,895	61,027
Currency risk	134,430	139,461	105,424	109,813
Market price risk	888	510	942	442

	199,907	205,690	165,261	171,282

        Note 44.a. contains a breakdown of the remaining maturity periods of trading derivatives.

b)    Short positions

        Following is a breakdown of the carrying amount of Short positions:

	12/31/2016	12/31/2017
Securities loans:
Debt instruments	20,246	21,050
Equity instruments	129	82

	20,375	21,132
Short sales:
Debt instruments(*)	40,763	47,311

	61,138	68,443

(*)
These figures include financial liabilities arising from the outright sale and from pledging of financial assets acquired under reverse repurchase agreements of 40,613 million pesos and 46,233 million pesos as of December 31, 2016 and December 31, 2017, respectively.

        Note 44.a. contains a breakdown of the remaining maturity periods of these liabilities.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers

a)    Detail

        The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2016	12/31/2017
Other financial assets at fair value through profit or loss	4,509	5,618
Loans and receivables	581,638	609,420

	586,147	615,038

Of which:
Before allowance for impairment losses	604,030	631,967
Allowance for impairment losses	(17,883)	(16,929)

	586,147	615,038

        As of December 31, 2016 and 2017, 3,214 million pesos and 2,566 million pesos, respectively, of loans and advances to customers have been pledged in connection with derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

        Note 44.a. includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 44.d. includes the fair value amounts of these assets classified as Loans and advances to customers—Loans and receivables.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

b)    Breakdown

        The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank's exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2016	12/31/2017
By loan type:
Commercial, financial and industrial loans	302,364	329,098
Public sector loans	57,022	49,294
Mortgage loans	125,636	126,835
Reverse repurchase agreements	4,509	5,618
Installment loans to individuals -
Revolving consumer credit card loans	49,585	52,037
Non-revolving consumer loans	47,319	50,953
Impaired loans	17,595	18,132

	604,030	631,967

By borrower sector:
Public sector	57,022	49,294
Individuals	233,293	241,951
Communications and transportation	21,889	31,339
Construction	34,817	29,386
Manufacturing	59,984	60,261
Services	166,344	189,846
Tourism	15,036	14,008
Other sectors	15,645	15,882

	604,030	631,967

By geographical area:
Mexico	604,030	631,967

	604,030	631,967

By interest rate:
Fixed rate	216,957	245,530
Floating rate	387,073	386,437

	604,030	631,967

        As of December 31, 2016 and 2017, 4,511 million pesos and 5,618 million pesos, respectively, of debt securities have been received as collaterals in connection with the reverse repurchase agreement transactions within Loans and advances to customers—Other financial assets at fair value through profit or loss (see Note 31).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

c)     Allowance for impairment losses

        The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2015	2016	2017
Beginning balance	(15,198)	(18,749)	(17,883)
Impairment losses on financial assets—Loans and receivables(*)	(17,766)	(19,022)	(20,771)
Of which:
Individually assessed	(6,172)	(5,802)	(4,181)
Collectively assessed	(11,594)	(13,220)	(16,590)
Others	(209)	(157)	(8)
Write-off of impaired balances against recorded allowance for impairment losses	14,424	20,045	21,733

Balance at year-end	(18,749)	(17,883)	(16,929)

Of which:
By method of assessment:
Individually	(7,943)	(6,463)	(2,196)
Collectively	(10,806)	(11,420)	(14,733)
By geographical location of risk:
Mexico	(18,749)	(17,883)	(16,929)
By classification of assets:
Loans and advances to customers	(18,749)	(17,883)	(16,929)

(*)
The amount of impairment losses on financial assets—Loans and receivables presented in the consolidated income statement is net of recoveries of loans previously charged-off and recovery expenses in the amount of 1,725 million pesos in 2015, 2,361 million pesos in 2016 and 1,951 million pesos in 2017.

d)    Impaired loans

        The breakdown of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers that are considered to be impaired due to credit risk is as follows:

	2015	2016	2017
Beginning balance	18,430	19,742	17,595
Additions	30,006	30,431	34,180
Transfers to performing loans	(14,270)	(12,533)	(11,910)
Written-off assets	(14,424)	(20,045)	(21,733)

Balance at year-end	19,742	17,595	18,132

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

        The breakdown of the balance of the financial assets classified as Loans and receivables—Loans and advances to customers between no past due and past due at December 31, 2016 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total
By type of loan:
Commercial, financial and industrial loans	2,658	1,322	417	758	1,687	6,842
Mortgage loans	759	1,356	1,044	708	2,911	6,778
Installment loans to individuals
Of which:
Revolving consumer credit card loans	786	1,166	—	—	—	1,952
Non-revolving consumer loans	485	1,080	423	3	32	2,023

	4,688	4,924	1,884	1,469	4,630	17,595

        The breakdown of the balance of the financial assets classified as Loans and receivables—Loans and advances to customers between no past due and past due at December 31, 2017 is as follows:

	With no Past Due Balances or Less than 3 Months Past Due	With Balances Past Due by
		3 to 6 Months	6 to 9 Months	9 to 12 Months	More than 12 Months	Total
By type of loan:
Commercial, financial and industrial loans	2,509	2,472	664	127	235	6,007
Mortgage loans	1,086	1,624	1,186	815	2,650	7,361
Installment loans to individuals
Of which:
Revolving consumer credit card loans	868	1,467	—	—	—	2,335
Non-revolving consumer loans	647	1,287	472	4	19	2,429

	5,110	6,850	2,322	946	2,904	18,132

e)     Renegotiated loans

        Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower's ability to meet contractual payments, but also for customer retention purposes and other factors not related to current

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the Year Ended 12/31/2015				For the Year Ended 12/31/2016				For the Year Ended 12/31/2017
	Performing loans				Performing loans				Performing loans
	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors	Impaired Loans	Total	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors	Impaired Loans	Total	Due to Concerns About Current or Potential Credit Deterioration	Due to Other Factors	Impaired Loans	Total
Commercial, financial and industrial loans	3,219	—	1,591	4,810	3,576	—	1,606	5,182	879	—	1,028	1,907
Mortgage loans	—	—	—	—	—	—	—	—	22	—	1	23
Installment loans to individuals	96	—	294	390	1,073	—	158	1,231	1,086	—	186	1,272

	3,315	—	1,885	5,200	4,649	—	1,764	6,413	1,987	—	1,215	3,202

Percentage	64%	—	36%	100%	72%	—	28%	100%	62%	—	38%	100%

        Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria is reached as described in Note 2.g.

        The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

        The Bank has implemented renegotiation programs which include options for the borrowers to extend payment terms, reduction in scheduled installments of principal and interest repayments, consolidation of debt and other forms of loan modifications, among others.

        See Note 47 (c) 4.7 Recovery management for additional information regarding restructured and refinanced loan portfolios.

f)     Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

        The tables below represent the Bank's maximum exposure to credit risk by class of financial instrument (except for hedging derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance-sheet commitments.

        Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

        Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank's collaterals or guarantees are contractual and are typically classified as follows:

  •
  Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity securities), collection rights, inventory, equipment and real estate are included in this category:

  •
  Cash collateral received—Cash collateral requested from financial and corporate customers to secure the payments in OTC derivative transactions.

  •
  Collateralized by securities—Collateral to secure the payments in repurchase agreements and reverse repurchase agreements.

  •
  Collection rights—Highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

  •
  Real estate.

  •
  Guarantee collateral, which complements the borrower's ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

        Collaterals and other credit enhancements related to the commercial portfolio are subject to at least an annual review. In the case of guarantees, the guarantor's ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the borrower and the guarantor. There are cases where the Bank has attempted to seek recovery through the execution of a third-party guarantee and has been denied such recovery. Please see Note 2.g. for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

        For the retail portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

        For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

        See Note 47 (c) 4.4 Transaction decision-making—Credit risk mitigation techniques for additional information regarding collaterals.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

        The breakdown is as follows:

		12/31/2016
		Maximum Exposure to Credit Risk(1)		Collaterals		Other Credit Enhancements
	Maximum Exposure to Credit Risk			Cash Collateral Received	Collateralized by Securities	Collection Rights(3)	Real Estate(2)
		Unsecured	Secured					Guarantees
Financial assets held for trading	340,760	333,360	8,400	3,182	5,218	—	—	—
Other financial assets at fair value through profit or loss	42,340	—	42,340	—	41,091	—	—	—
Available-for-sale financial assets	154,318	154,318	—	—	—	—	—	—
Loans and receivables:	693,381	307,270	386,111	—	—	122,050	204,806	68,112
Of which:
Loans and advances to credit institutions	82,388	82,388	—	—	—	—	—	—
Loans and advances to customers	599,521	213,410	386,111	—	—	122,050	204,806	68,112
Commercial, financial and industrial loans	309,206	82,616	226,590	—	—	96,926	76,511	65,096
Public sector loans	57,022	29,667	27,355	—	—	24,971	—	3,016
Mortgage loans	132,414	1,149	131,265	—	—	—	126,869	—
Installment loans to individuals:
Revolving consumer credit card loans	51,537	51,537	—	—	—	—	—	—
Non-revolving consumer loans	49,342	48,441	901	—	—	153	1,426	—
Debt instruments	11,472	11,472	—	—	—	—	—	—
Guarantees and loan commitments	62,065	62,065	—	—	—	—	—	—
Available lines of credit cards and non-revolving consumer loans	36,256	36,256	—	—	—	—	—	—

	1,329,120	893,269	436,851	3,182	46,309	122,050	204,806	68,112

(1)
Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)
Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

(3)
Public sector loan rights are guaranteed by Mexican government entities.

		12/31/2017
		Maximum Exposure to Credit Risk(1)		Collaterals		Other Credit Enhancements
	Maximum Exposure to Credit Risk			Cash Collateral Received	Collateralized by Securities	Collection Rights(3)	Real Estate(2)
		Unsecured	Secured					Guarantees
Financial assets held for trading	313,008	264,201	48,807	45,024	3,783	—	—	—
Other financial assets at fair value through profit or loss	51,705	—	51,705	—	51,693	—	—	—
Available-for-sale financial assets	164,947	164,947	—	—	—	—	—	—
Loans and receivables:	696,229	308,252	387,977	—	—	165,696	196,146	76,030
Of which:
Loans and advances to credit institutions	59,122	59,122	—	—	—	—	—	—
Loans and advances to customers	626,349	238,372	387,977	—	—	165,696	196,146	76,030
Commercial, financial and industrial loans	335,104	107,980	227,124	—	—	141,806	66,619	76,028
Public sector loans	49,294	18,963	30,331	—	—	23,845	—	—
Mortgage loans	134,197	4,397	129,800	—	—	—	128,106	2
Installment loans to individuals:
Revolving consumer credit card loans	54,372	54,372	—	—	—	—	—	—
Non-revolving consumer loans	53,382	52,660	722	—	—	45	1,421	—
Debt instruments	10,758	10,758	—	—	—	—	—	—
Guarantees and loan commitments	78,812	78,812	—	—	—	—	—	—
Available lines of credit	38,291	38,291	—	—	—	—	—	—

	1,342,992	854,503	488,489	45,024	55,476	165,696	196,146	76,030

(1)
Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by the collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)
Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination and when the financial asset is classified as impaired.

(3)
Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

        For the commercial loans (except SMEs) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Bank has developed a master rating scale. The equivalence is established

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

through the PD associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping with external ratings are as follows:

Equivalence with
Internal Rating	Standard & Poor's	Moody's
9.3	AAA	Aaa
9.2	AA+	Aa1
9.0	AA	Aa2
8.6	AA–	Aa3
8.1	A+	A1
7.7	A	A2
7.3	A–	A3
6.7	BBB+	Baa1
6.1	BBB	Baa2
5.6	BBB–	Baa3
5.0	BB+	Ba1
4.4	BB	Ba2
3.9	BB–	Ba3
3.3	B+	B1
2.7	B	B2
2.2	B–	B3
1.6	CCC	Caa1
1.0	CC	Ca

        For commercial loans (SMEs), mortgage loans and installment loans (revolving credit card consumer loans and non-revolving consumer loans), incurred losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the CNBV and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence
A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	Satisfactory
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

Credit quality information by rating category

        The tables below represent the classification by rating category of the commercial loans and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2016
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total
Commercial loans (except SMEs)	—	—	—	—	15	4,006	17,082	6,699	54,717	61,648	57,457	10,978	3,497	1,753	1,373	116	1,949	—	204	19,817	241,311
Public sector loans	—	—	—	—	—	33,730	3,765	—	—	6,366	7,415	5,091	636	—	—	—	—	—	—	19	57,022

	—	—	—	—	15	37,736	20,847	6,699	54,717	68,014	64,872	16,069	4,133	1,753	1,373	116	1,949	—	204	19,836	298,333

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	653	—	—	1,959	2,063	6,449	14,063	8,996	5,986	3,834	784	310	312	—	—	75	33	—	—	2,324	47,841
Loan commitments	—	—	—	31	582	124	726	210	2,922	4,560	3,978	639	9	20	—	—	—	—	—	111	13,912

	653	—	—	1,990	2,645	6,573	14,789	9,206	8,908	8,394	4,762	949	321	20	—	75	33	—	—	2,435	61,753

	653	—	—	1,990	2,660	44,309	35,636	15,905	63,625	76,408	69,634	17,018	4,454	1,773	1,373	191	1,982	—	204	22,271	360,086

	12/31/2017
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Not Rated	Total
Commercial loans (except SMEs)	—	—	—	—	3,380	496	9,116	28,807	48,849	74,722	63,662	13,901	2,898	1,396	413	112	1,870	564	—	12,639	262,825
Public sector loans	—	—	3,504	—	—	20,077	1	983	—	9,751	13,493	1,278	—	—	—	—	—	—	—	208	49,295

	—	—	3,504	—	3,380	20,573	9,117	29,790	48,849	84,473	77,155	15,179	2,898	1,396	413	112	1,870	564	—	12,847	312,120

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	—	623	—	2,576	5,262	11,037	19,265	7,043	9,060	3,219	2,391	392	3	—	—	—	75	—	—	2,133	63,079
Loan commitments	—	—	—	7	491	501	597	253	2,137	5,728	4,210	862	86	25	—	—	78	—	—	196	15,171

	—	623	—	2,583	5,753	11,538	19,862	7,296	11,197	8,947	6,601	1,254	89	25	—	—	153	—	—	2,329	78,250

	—	623	3,504	2,583	9,133	32,111	28,979	37,086	60,046	93,420	83,756	16,433	2,987	1,421	413	112	2,023	564	—	15,176	390,370

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

        The tables below represent the classification by rating category of the commercial loans, mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2016
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total
Commercial loans (SMEs)	41,133	12,018	1,913	3,506	4,650	1,360	756	2,065	101	393	67,895
Mortgage loans	89,712	11,318	2,979	14,404	1,800	2,163	1,763	3,817	880	3,578	132,414
Revolving consumer credit card loans	2,855	11,997	12,304	5,835	3,329	4,804	4,617	4,499	1,297	—	51,537
Non-revolving consumer loans	2,426	5,226	7,181	16,057	5,365	2,950	4,830	1,957	2,536	814	49,342

	136,126	40,559	24,377	39,802	15,144	11,277	11,966	12,338	4,814	4,785	301,188

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	7,779	4,607	5,289	3,502	2,792	4,031	4,029	1,758	2,328	141	36,256
Guarantees	132	—	—	—	—	—	—	—	—	—	132
Loan commitments	180	—	—	—	—	—	—	—	—	—	180

	8,091	4,607	5,289	3,502	2,792	4,031	4,029	1,758	2,328	141	36,568

	144,217	45,166	29,666	43,304	17,936	15,308	15,995	14,096	7,142	4,926	337,756

	12/31/2017
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total
Commercial loans (SMEs)	47,231	11,515	1,899	1,946	4,656	1,683	874	1,968	507	—	72,279
Mortgage loans	98,015	2,999	1,174	1,634	846	17,535	3,919	3,153	1,218	3,704	134,197
Revolving consumer credit card loans	2,995	13,789	12,848	6,181	3,543	4,961	4,829	3,830	1,397	—	54,373
Non-revolving consumer loans	7,009	7,312	9,978	8,670	6,577	5,415	2,876	1,267	3,390	889	53,383

	155,250	35,615	25,899	18,431	15,622	29,594	12,498	10,218	6,512	4,593	314,232

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	7,118	5,500	5,943	3,902	3,149	4,373	4,268	1,696	2,343	—	38,292
Guarantees	282	—	—	—	—	—	—	—	—	—	282
Loan commitments	150	—	—	—	—	—	—	—	—	—	150

	7,550	5,500	5,943	3,902	3,149	4,373	4,268	1,696	2,343	—	38,724

	162,800	41,115	31,842	22,333	18,771	33,967	16,766	11,914	8,855	4,593	352,956

        The following is a breakdown of the retail portfolios that are past due but not impaired at December 31, 2016 and 2017, classified by type of loan and by age of the oldest past due amount.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

12. Loans and advances to customers (Continued)

        Portions of the retail portfolio that are past due but not impaired as of December 31, 2016 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total
By type of loan:
Commercial loans (SMEs)	63,248	1,725	756	533	66,262
Mortgage loans	116,170	4,535	3,636	1,295	125,636
Installment loans to individuals
Of which:
Revolving consumer credit card loans	47,170	1,061	760	594	49,585
Non-revolving consumer loans	44,429	1,819	596	475	47,319

	271,017	9,140	5,748	2,897	288,802

        Portions of the retail portfolio that are past due but not impaired as of December 31, 2017 are as follows:

		Balances Past Due by
	Current	1 to 30 Days	31 to 60 Days	61 to 90 Days	Total
By type of loan:
Commercial loans (SMEs)	68,157	1,590	771	733	71,251
Mortgage loans	116,293	4,545	4,205	1,792	126,835
Installment loans to individuals
Of which:
Revolving consumer credit card loans	49,253	1,145	851	788	52,037
Non-revolving consumer loans	48,129	1,520	687	616	50,952

	281,832	8,800	6,514	3,929	301,075

g)     Securitization

        Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). As of December 31, 2016 and 2017, the securitized loans retained on the consolidated balance sheet relate to securitized mortgage assets amount to 237 million pesos and 162 million pesos, respectively.

        Securitization is used as a tool for diversifying the Bank's liquidity sources. The Bank had not performed any securitization in 2015, 2016 and 2017 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

        The loans transferred through securitization are mortgage loans.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

13. Hedging derivatives

        The Bank, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging derivatives, depending on the nature of the hedged risk.

        In line with its objective, the Bank classifies its hedges into the following categories:

  •
  Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.

  •
  Fair value hedges: hedging the exposure to changes in the fair value of assets attributable to an identified, hedged risk.
a)    Breakdown

        The breakdown by type of hedge of the derivatives qualifying for hedge accounting is as follows:

	12/31/2016		12/31/2017
	Assets	Liabilities	Assets	Liabilities
Fair value hedges	93	3,727	59	6,572
Cash flow hedges	14,910	10,560	15,057	4,519

	15,003	14,287	15,116	11,091

b)    Quantitative information

Fair value hedges

        As of December 31, 2016, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged
IRS	2,863	2,863	Peso	Loans and receivables—Interest rate risk
IRS	1,618	78	USD	Loans and receivables—Interest rate risk
CCS	99	8	USD	Loans and receivables—Interest rate and foreign exchange risk
CCS	9,614	470	Euro	UMS—Interest rate and foreign exchange risk
CCS	950	50	USD	UMS—Interest rate and foreign exchange risk
CCS	251	15	Euro	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	1,118	86	USD	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS—Interest rate and inflation risk

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

13. Hedging derivatives (Continued)

        As of December 31, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged
IRS	1,785	1,785	Peso	Loans and receivables—Interest rate risk
IRS	354	18	USD	Loans and receivables—Interest rate risk
CCS	52	4	USD	Loans and receivables—Interest rate and foreign exchange risk
CCS	17,598	840	Euro	UMS—Interest rate and foreign exchange risk
CCS	1,275	67	USD	UMS—Interest rate and foreign exchange risk
CCS	251	15	Euro	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	73	3	Pound Sterling	UMS—Interest rate and foreign exchange risk
CCS	602	30	Pound Sterling	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	969	76	USD	PEMEX Bonds—Interest rate and foreign exchange risk
CCS	3,860	825	UDIS	UDIBONDS—Interest rate and inflation risk

        The fair value hedges carried out by the Bank are extended in certain cases up to the year 2031.

        For 2015, 2016 and 2017, the effect of valuation for the period of derivative financial instruments for fair value hedging purposes recognized in the consolidated income statement under Gains/(losses) on financial assets and liabilities (net) is 23 million pesos, (363) million pesos and (117) million pesos, respectively (see Note 38).

        For 2015, 2016 and 2017, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statement in Gains/(losses) on financial assets and liabilities (net) is (105) million pesos, 375 million pesos and 341 million pesos, respectively (see Note 38).

        Each of these hedging derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

        As of December 31, 2016, the positions in derivatives for cash flow hedging purposes are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged
IRS	2,050	2,050	Peso	BPAGs Bonds—Interest rate risk
CCS	4,713	331	USD	Loans and receivables—Foreign exchange risk
CCS	4,958	261	Euro	Loans and receivables—Foreign exchange risk
CCS	11,186	543	USD	Senior Unsecured Notes—Foreign exchange risk
CCS	21,546	1,045	USD	Tier II Subordinated Capital Notes—Foreign exchange risk
CCS	2,657	136	Euro	UMS—Foreign exchange risk
CCS	260	10	Pound Sterling	UMS—Foreign exchange risk
CCS	1,093	60	USD	UMS—Foreign exchange risk
Forward Fx-USD	24,433	1,491	USD	Brazilian Government Notes—Foreign exchange risk

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

13. Hedging derivatives (Continued)

        As of December 31, 2017, the hedging derivative positions are as follows:

	Nominal (Million Pesos)	Nominal (Million in Transaction Currency)	Transaction Currency	Hedged Item and Risk Hedged
IRS	700	700	Peso	BPAGs Bonds—Interest rate risk
IRS	4,000	4,000	Peso	Unsecured Bonds—Interest rate risk
CCS	3,056	221	USD	Loans and receivables—Foreign exchange risk
CCS	3,055	166	Euro	Loans and receivables—Foreign exchange risk
CCS	778	34	Pound Sterling	Loans and receivables—Foreign exchange risk
CCS	10,667	543	USD	Senior Unsecured Notes—Foreign exchange risk
CCS	20,548	1,045	USD	Tier II Subordinated Capital Notes—Foreign exchange risk
CCS	2,657	136	Euro	UMS—Foreign exchange risk
CCS	260	10	Pound Sterling	UMS—Foreign exchange risk
CCS	911	50	USD	UMS—Foreign exchange risk
Forward Fx-BRL	15,970	2,952	BRL	Brazilian Government Notes—Foreign exchange risk
Forward Fx-USD	37,853	1,747	USD	Brazilian Government Notes—Foreign exchange risk

        During November 2017, the Bank discontinued a cash flow hedge of Loans and receivables for an amount of 37 million USD (nominal value).

        During March 2017, the Bank discontinued a cash flow hedge of UMS for an amount of 10 million USD (nominal value).

        During April 2015, the Bank discontinued a cash flow hedge of Senior Unsecured Notes for an amount of 318 million USD (nominal value). This cash flow hedge began on December 2012 and February 2013, and at the date of discontinuance an amount of 64 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the Senior Unsecured Notes, which extended through the year 2022.

        During April 2015, the Bank discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 200 million USD (nominal value). This cash flow hedge began on April 2014 and at the date of discontinuance an amount of 44 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges, such amount will be reclassified to the consolidated income statement over the original term of the subordinated capital notes, which extended through the year 2019.

        During June 2014, the Bank discontinued a cash flow hedge of the Central Bank compulsory deposits for an amount of 500 million pesos (nominal value). This cash flow hedge began on February 2014 and at the date of discontinuance an amount of 12 million pesos, corresponding to the effective part of the hedging instrument, was recognized in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges, which amount will be reclassified to the consolidated income statement over the original term of the Central Bank compulsory deposits, which extended through the year 2018.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

13. Hedging derivatives (Continued)

        As of December 31, 2016 and 2017, included in the consolidated other comprehensive income under Valuation adjustments—Cash flow hedges, are 86 million pesos and 54 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related tax effect) of hedging derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such reclassifying extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in the consolidated other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

        The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2021 for Brazilian Government Notes, up to the year 2018 for BPAGs Bonds, up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Loans and receivables and up to the year 2026 for UMS.

        A reconciliation of Valuation adjustments—Cash flow hedges is as follows:

	2015	2016	2017
Balance at January 1	293	900	1,383
Valuation adjustments	(612)	(1,095)	(1,585)
Amounts reclassified to consolidated income statement	1,479	1,785	118
Of which:
Income from cash flow hedging derivatives swaps and discontinued cash flow hedge accounting	1,483	1,787	120
Cash flow hedges ineffectiveness (Note 38)	(4)	(2)	(2)
Income taxes	(260)	(207)	440

Balance at December 31	900	1,383	356

        As of December 31, 2017, the breakdown of the estimated cash flows of the cash flow hedges that are expected to be reclassified from consolidated other comprehensive income to the consolidated income statement is as follows:

	Less than 3 Months	Between 3 Months and 1 Year	Between 1 Year and 5 Years	More than 5 Years	Total
Cash flows to be received	373	1,114	1,845	19	3,351
Cash flows to be paid	(354)	(780)	(1,564)	(145)	(2,843)

        Note 44.a. contains a breakdown of the remaining maturity periods of hedging derivatives.

14. Non-current assets held for sale

a)    Breakdown

        As of December 31, 2016 and 2017, non-current assets held for sale consist of foreclosed assets that amounted to 1,107 million pesos and 1,295 million pesos, respectively.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

14. Non-current assets held for sale (Continued)

        The total amount of foreclosed assets classified as non-current assets held for sale are intended for sale up to one year through the completion of auctions.

        In 2015, 2016 and 2017, the Bank recognized a gain of 91 million pesos, a gain of 71 million pesos and a gain of 69 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

        For the years ended December 31, 2015, 2016 and 2017, there were no impairment losses recognized by the Bank.

b)    Changes

        The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets
Cost:
Balances at January 1, 2016	1,101
Additions	711
Disposals	(705)
Impairment losses	—

Balances at December 31, 2016	1,107
Additions	389
Disposals	(201)
Impairment losses	—

Balances at December 31, 2017	1,295

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

15. Tangible assets

a)    Changes

        The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment
Cost:
Balances at January 1, 2016	10,632
Additions	1,096
Disposals	(114)

Balances at December 31, 2016	11,614
Additions	1,816
Disposals	(123)

Balances at December 31, 2017	13,307
Accumulated depreciation:
Balances at January 1, 2016	(5,085)
Additions	(953)
Disposals	116

Balances at December 31, 2016	(5,922)
Additions	(1,010)
Disposals	123

Balances at December 31, 2017	(6,809)

Balances at December 31, 2016	5,692

Balances at December 31, 2017	6,498

        As of December 31, 2017, there are no restrictions on title and no tangible assets have been pledged as security for liabilities.

        In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, Fibra Uno) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

        The corresponding lease contract, which is accounted for as an operating lease, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the INPC and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank's ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The lease payments are recognized as Other general administrative expenses in the consolidated income statement.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

15. Tangible assets (Continued)

        As of December 31, 2017, the future minimum lease payments required under the Bank's operating leases are as follows:

	12/31/2017
Operating Lease Due	Fibra Uno	Other Operating Leases	Total
2018	276	1,393	1,669
2019	276	1,062	1,338
2020	276	828	1,104
2021	276	683	959
2022	276	518	794
2023 and thereafter	2,572	1,254	3,826

Total commitments for minimum payments under operating lease	3,952	5,738	9,690

b)    Breakdown

        The breakdown by asset class of Tangible assets for own use in the consolidated balance sheet is as follows:

	Cost	Accumulated Depreciation	Impairment Losses	Carrying Amount
Buildings	7,900	(3,902)	—	3,998
IT equipment and fixtures	2,036	(1,082)	—	954
Furniture and vehicles	1,568	(938)	—	630
Others	110	—	—	110

Balances at December 31, 2016	11,614	(5,922)	—	5,692

Buildings	8,057	(4,492)	—	3,565
IT equipment and fixtures	2,857	(1,290)	—	1,567
Furniture and vehicles	1,670	(1,027)	—	643
Others	723	—	—	723

Balances at December 31, 2017	13,307	(6,809)	—	6,498

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

16. Intangible assets—Goodwill

a)    Breakdown

        The breakdown of Goodwill based on the CGUs to which Goodwill has been allocated is as follows:

	12/31/2016	12/31/2017
Santander Vivienda (See Note 3.11)	1,734	1,734

	1,734	1,734

b)    Changes

        There were no changes in Goodwill during 2016 and 2017.

c)     Impairment test

        Management performed impairment test on a single CGU basis due to the merger of Santander Vivienda, Santander Hipotecario and Santander Holding Vivienda as described in Note 3.11

        The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses
Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	5 years
Perpetual cash flow	(2)
Discount rate(6)	9.22%
Of which:
Cost of Equity(3)	17.4%
Cost of Debt(4)	6.8%
Equity Structure(5)	23% Equity / 77% Debt

(1)
The period of projections of cash flow are prepared using internal budgets and growth plans of Management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)
The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:

•
D = Last estimated cash flow,

•
g = Perpetual growth (0%),

•
i = Discount rate, and

•
n= Number of year of last estimated cash flow.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

16. Intangible assets—Goodwill (Continued)

(3)
The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:

•
Rf = Risk free rate (7.22%),

•
b = Beta (1.27), and

•
Pr = Equity Risk Premium (8.0%).

(4)
The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.

(5)
The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)
The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

        Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank's Management in 2015, 2016 and 2017, the Bank has not recognized any impairment losses on Goodwill.

17. Intangible assets—Other intangible assets

a)    Changes

        The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets with Finite Useful Life
Cost:
Balances at January 1, 2016	6,248
Additions	2,001
Disposals	(30)

Balances at December 31, 2016	8,219
Additions	2,712
Disposals	(142)

Balances at December 31, 2017	10,789
Accumulated amortization and impairment:
Balances at January 1, 2016	(3,105)
Additions	(1,105)
Disposals	29

Balances at December 31, 2016	(4,181)
Additions	(1,523)
Disposals	141

Balances at December 31, 2017	(5,563)

Balances at December 31, 2016	4,038

Balances at December 31, 2017	5,226

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

17. Intangible assets—Other intangible assets (Continued)

b)    Breakdown

        The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated Useful Life	Cost	Accumulated Amortization	Impairment Losses	Carrying Amount
IT developments	3 years	8,132	(4,175)	—	3,957
Others	10 years	87	(6)	—	81

Balances at December 31, 2016		8,219	(4,181)	—	4,038

IT developments	3 years	10,702	(5,548)	—	5,154
Others	10 years	87	(15)	—	72

Balances at December 31, 2017		10,789	(5,563)	—	5,226

        As of December 31, 2016 and 2017, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

        The breakdown of Other assets is as follows:

	12/31/2016	12/31/2017
Credit card operating balances	1,297	1,597
Insurance commission receivables	976	1,053
Prepayments	660	793
Other	3,402	5,666

	6,335	9,109

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

19. Deposits from the Central Bank and Deposits from credit institutions

        The breakdown by classification, type and currency of the balance is as follows:

	12/31/2016	12/31/2017
Classification:
Other financial liabilities at fair value through profit or loss	40,634	28,359
Financial liabilities at amortized cost	99,322	76,515

	139,956	104,874

Type:
Reciprocal accounts	2,621	2,316
Time deposits	31,545	4,506
Overnight deposits	7,689	13,688
Repurchase agreements	40,634	28,359
Other accounts	57,397	55,848
Of which:
Collateral received for OTC derivatives transactions (Note 32)	33,474	31,157
Others	23,923	24,691
Accrued interest	70	157

	139,956	104,874

Currency:
Peso	101,843	100,347
USD	38,113	4,470
Other currencies	—	57

	139,956	104,874

        Note 44.a. includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions—Financial liabilities at amortized cost.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

20. Customer deposits

        The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2016	12/31/2017
Classification:
Other financial liabilities at fair value through profit or loss	83,891	81,790
Financial liabilities at amortized cost	572,005	608,776

	655,896	690,566

Type:
Repurchase agreements	83,891	81,790
Demand deposits:
Current accounts	403,323	422,028
Savings accounts	—	—
Other deposits	27,696	26,230
Of which:
Collateral received for OTC derivatives transactions (Note 32)	14,347	13,867
Others	13,349	12,363
Time deposits:
Fixed-term deposits	140,408	159,464
Accrued interest	578	1,054

	655,896	690,566

Currency:
Peso	539,190	584,637
USD	116,706	105,929
Other currencies	—	—

	655,896	690,566

        As of December 31, 2016, customer deposits of 109 million pesos have been received in connection with derivatives transactions traded in organized markets (see Note 32).

        As of December 31, 2016 and 2017, customer deposits of 14,347 million pesos and 13,867 million pesos, respectively, have been received in connection with OTC derivatives transactions (see Note 32).

        Note 44.a. includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Customer deposits—Financial liabilities at amortized cost.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities

a)    Breakdown

        The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2016	12/31/2017
Classification:
Other financial liabilities at fair value through profit or loss designated as such upon initial recognition	12,335	10,504
Financial liabilities at amortized cost	77,668	85,792

	90,003	96,296

Type:
Certificates of deposit (unsecured)	25,944	27,467
Senior Unsecured Notes	20,462	19,558
Structured bank bonds	12,542	10,748
Promissory notes	16,101	23,577
Unsecured bonds	14,785	14,798
Mortgage-backed bonds	169	148

	90,003	96,296

Currency:
Peso	67,061	68,788
USD	22,942	27,508

	90,003	96,296

        Note 44.a. includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 44.d. contains the fair value amounts of these liabilities classified as Marketable debt securities—Financial liabilities at amortized cost.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

b)    Changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss

        The changes in Marketable debt securities classified as financial liabilities at fair value through profit or loss were as follows:

	2016	2017
Beginning balance	12,623	12,335

Issues	1,924	2,299

Of which:
Structured bank bonds	1,924	2,299
Of which:
Banco Santander México, S.A.	1,924	2,299

Redemptions	(2,218)	(4,590)

Of which:
Structured bank bonds	(2,218)	(4,590)
Of which:
Banco Santander México, S.A.	(2,218)	(4,590)
Changes in fair value	6	460

Balance at year-end	12,335	10,504

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

c)     Changes in Marketable debt securities classified as financial liabilities at amortized cost

        The changes in Marketable debt securities classified as financial liabilities at amortized cost were as follows:

	2016	2017
Beginning balance	74,826	77,668
Issues	2,738,139	2,251,910
Of which:
Certificates of deposit (unsecured)	56,431	70,705
Structured bank bonds	15,006	6,238
Promissory notes	2,656,702	2,174,967
Unsecured bonds	10,000	—
Of which:
Banco Santander México, S.A.	2,738,139	2,251,910

Redemptions	(2,738,883)	(2,243,323)

Of which:
Certificates of deposit (unsecured)	(53,705)	(69,455)
Structured bank bonds	(15,398)	(6,190)
Promissory notes	(2,664,673)	(2,167,658)
Unsecured bonds	(5,107)	(20)
Of which:
Banco Santander México, S.A.	(2,738,856)	(2,243,303)
Santander Vivienda, S.A. de C.V.	(27)	(20)

Accrued interest	69	292

Effect of changes in foreign exchange rates	3,517	(755)

Balance at year-end	77,668	85,792

d)    Other disclosures

Issuance program

        In April 2007, the Board of Directors authorized an issuance program for up to 4,000,000,000 USD of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

        In October 2011, the Board of Directors authorized to increase the amount of issuance program up to 6,500,000,000 USD. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

        As of December 31, 2016, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate
Certificates of deposit (unsecured)	2,500	02/17/2017	6.16%
Certificates of deposit (unsecured)	630	02/17/2017	6.16%
Certificates of deposit (unsecured)	2,000	04/27/2017	5.65%
Certificates of deposit (unsecured)	530	03/09/2017	5.65%
Certificates of deposit (unsecured)	80	04/12/2017	6.15%
Certificates of deposit (unsecured)	2,000	04/26/2017	5.65%
Certificates of deposit (unsecured)	300	04/21/2017	6.16%
Certificates of deposit (unsecured)	1,000	06/01/2017	5.65%
Certificates of deposit (unsecured)	700	06/09/2017	6.16%
Certificates of deposit (unsecured)	800	07/20/2017	5.65%
Certificates of deposit (unsecured)	50	07/25/2017	5.42%
Certificates of deposit (unsecured)	500	07/27/2017	5.65%
Certificates of deposit (unsecured)	1,000	10/06/2017	5.88%
Certificates of deposit (unsecured)	1,000	11/01/2017	5.88%
Certificates of deposit (unsecured)	45	01/02/2017	5.58%
Certificates of deposit (unsecured)	800	12/11/2017	5.88%
Certificates of deposit (unsecured)	1,100	04/12/2017	6.16%
Certificates of deposit (unsecured)	1,000	01/20/2017	6.16%
Certificates of deposit (unsecured)	300	06/28/2017	5.65%
Certificates of deposit (unsecured)	800	03/02/2017	5.65%
Certificates of deposit (unsecured)	1,730	05/26/2017	5.66%
Certificates of deposit (unsecured)	100	09/11/2017	5.64%
Certificates of deposit (unsecured)	1,000	08/15/2017	5.65%
Certificates of deposit (unsecured)	700	06/05/2017	6.13%
Certificates of deposit (unsecured)	500	02/01/2017	5.65%
Certificates of deposit (unsecured)	1,000	05/04/2017	5.65%
Certificates of deposit (unsecured)	500	02/10/2017	5.68%
Certificates of deposit (unsecured)	1,000	09/25/2017	5.88%
Certificates of deposit (unsecured)—USD	2	07/31/2017	0.65%
Certificates of deposit (unsecured)—USD	197	01/17/2017	0.20%
Certificates of deposit (unsecured)—USD	403	01/26/2017	0.20%
Certificates of deposit (unsecured)—USD	283	01/05/2017	0.35%
Certificates of deposit (unsecured)—USD	215	01/12/2017	0.35%
Certificates of deposit (unsecured)—USD	340	01/19/2017	0.20%
Certificates of deposit (unsecured)—USD	379	01/10/2017	0.35%
Certificates of deposit (unsecured)—USD	4	07/31/2017	0.95%
Certificates of deposit (unsecured)—USD	1	07/31/2017	0.75%
Certificates of deposit (unsecured)—USD	1	07/31/2017	0.90%

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Certificates of deposit (unsecured)—USD	103	05/09/2017	0.65%
Certificates of deposit (unsecured)—USD	46	06/01/2017	0.50%
Certificates of deposit (unsecured)—USD	1	07/31/2017	0.70%
Certificates of deposit (unsecured)—USD	246	01/24/2017	0.20%

	25,886
Accrued interest	58

	25,944

Senior Unsecured Notes	20,349	11/09/2022	4.125%
Accrued interest	113

	20,462

Structured bank bonds	35	01/06/2017	10.00%
Structured bank bonds	10	01/10/2017	9.00%
Structured bank bonds	27	01/04/2017	11.59%
Structured bank bonds	17	01/13/2017	12.50%
Structured bank bonds	82	01/03/2017	4.18%
Structured bank bonds	10	01/05/2017	8.00%
Structured bank bonds	10	01/24/2017	7.00%
Structured bank bonds(*)	593	03/02/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	53	03/16/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	42	03/13/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	03/24/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	12	04/06/2017	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	465	06/29/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	514	08/03/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	441	09/06/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	168	09/08/2017	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	115	11/06/2017	Guaranteed rate subject to S&P500
Structured bank bonds(*)	613	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	330	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	581	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	441	03/06/2017	Guaranteed rate subject to HSCEI, S&P 500, SX5E and NIKKEI 225
Structured bank bonds(*)	945	04/03/2018	Guaranteed rate subject to Euro Stoxx Oil & Gas
Structured bank bonds(*)	25	05/09/2017	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	141	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	22	05/25/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	121	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	82	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	463	06/27/2018	2.00%
Structured bank bonds(*)	9	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	970	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	137	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	114	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	122	08/10/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	155	08/30/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	123	08/30/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	51	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	153	09/14/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	97	09/20/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	124	09/27/2018	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	150	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	503	10/26/2020	Guaranteed rate subject to SXDP

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	203	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	63	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	823	10/23/2020	TIIE
Structured bank bonds(*)	17	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	148	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	123	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	160	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	12/14/2017	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	204	07/18/2017	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	157	02/23/2021	TIIE
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	42	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	21	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	03/16/2021	TIIE
Structured bank bonds(*)	9	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	16	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	5	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	47	04/26/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	383	04/23/2021	TIIE
Structured bank bonds(*)	121	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	14	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	19	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	150	06/06/2018	TIIE
Structured bank bonds(*)	6	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	53	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	215	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	26	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	12/21/2017	TIIE
Structured bank bonds(*)	93	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	28	10/03/2019	Guaranteed rate subject to NKY and SXE

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro Stoxx 50
Structured bank bonds(*)	10	01/10/2017	26.00%
Structured bank bonds(*)	83	01/17/2017	4.15%

	12,530

Transaction costs and accrued interest (net)	12

	12,542

Promissory notes	68	01/02/2017	5.70%
Promissory notes	55	01/18/2017	5.75%
Promissory notes	13,721	01/02/2017	5.75%
Promissory notes	2,254	01/02/2017	5.75%

	16,098
Accrued interest	3

	16,101

Unsecured bonds	3,000	03/16/2018	TIIE + 15 bps
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	3,000	09/01/2026	7.19%

	14,700
Accrued interest	85

	14,785

Mortgage-backed bonds	156	05/25/2032	5.00%
Mortgage-backed bonds	13	05/25/2032	6.40%
	169

Accrued interest	—

	169

(*)
Marketable debt securities classified as financial liabilities at fair value through profit or loss.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

        As of December 31, 2017, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate
Certificates of deposit (unsecured)	36	12/28/2018	7.42%
Certificates of deposit (unsecured)	11	12/27/2018	7.43%
Certificates of deposit (unsecured)	23	12/26/2018	7.42%
Certificates of deposit (unsecured)	28	12/24/2018	7.42%
Certificates of deposit (unsecured)	40	12/21/2018	7.42%
Certificates of deposit (unsecured)	28	12/20/2018	7.41%
Certificates of deposit (unsecured)	13	12/19/2018	7.41%
Certificates of deposit (unsecured)	13	12/18/2018	7.40%
Certificates of deposit (unsecured)	24	12/17/2018	7.40%
Certificates of deposit (unsecured)	28	12/14/2018	7.26%
Certificates of deposit (unsecured)	29	12/13/2018	7.25%
Certificates of deposit (unsecured)	31	12/11/2018	7.23%
Certificates of deposit (unsecured)	18	12/10/2018	7.20%
Certificates of deposit (unsecured)	20	12/07/2018	7.19%
Certificates of deposit (unsecured)	27	12/06/2018	7.19%
Certificates of deposit (unsecured)	19	12/05/2018	7.19%
Certificates of deposit (unsecured)	11	12/04/2018	7.19%
Certificates of deposit (unsecured)	8	12/03/2018	7.19%
Certificates of deposit (unsecured)	16	11/30/2018	7.42%
Certificates of deposit (unsecured)	1,200	12/06/2018	7.42%
Certificates of deposit (unsecured)	11	11/29/2018	7.43%
Certificates of deposit (unsecured)	600	11/28/2018	7.66%
Certificates of deposit (unsecured)	4	11/28/2018	7.42%
Certificates of deposit (unsecured)	300	11/28/2018	7.66%
Certificates of deposit (unsecured)	6	11/27/2018	7.42%
Certificates of deposit (unsecured)	4	11/26/2018	7.42%
Certificates of deposit (unsecured)	5	11/23/2018	7.42%
Certificates of deposit (unsecured)	7	11/22/2018	7.41%
Certificates of deposit (unsecured)	6	11/21/2018	7.41%
Certificates of deposit (unsecured)	7	11/20/2018	7.40%
Certificates of deposit (unsecured)	1	11/16/2018	7.26%
Certificates of deposit (unsecured)	6	11/15/2018	7.25%
Certificates of deposit (unsecured)	1	11/14/2018	7.23%
Certificates of deposit (unsecured)	500	11/05/2018	7.43%
Certificates of deposit (unsecured)	2,000	11/01/2018	7.67%
Certificates of deposit (unsecured)	1,200	09/17/2018	7.44%
Certificates of deposit (unsecured)	500	09/13/2018	7.43%
Certificates of deposit (unsecured)	2,000	09/13/2018	7.43%

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Certificates of deposit (unsecured)	3,800	08/17/2018	7.43%
Certificates of deposit (unsecured)	100	08/16/2018	7.43%
Certificates of deposit (unsecured)	1,100	08/16/2018	7.62%
Certificates of deposit (unsecured)	50	07/27/2018	7.46%
Certificates of deposit (unsecured)	1,000	07/17/2018	7.55%
Certificates of deposit (unsecured)	1,000	06/25/2018	7.55%
Certificates of deposit (unsecured)	1,000	06/08/2018	7.59%
Certificates of deposit (unsecured)	500	05/24/2018	7.69%
Certificates of deposit (unsecured)	700	05/09/2018	7.64%
Certificates of deposit (unsecured)	750	02/23/2018	7.54%
Certificates of deposit (unsecured)	1,000	02/22/2018	7.50%
Certificates of deposit (unsecured)—USD	3	05/09/2018	0.96%
Certificates of deposit (unsecured)—USD	98	04/30/2018	0.99%
Certificates of deposit (unsecured)—USD	3,933	11/14/2018	1.62%
Certificates of deposit (unsecured)—USD	1	07/31/2018	0.40%
Certificates of deposit (unsecured)—USD	3	07/31/2018	0.99%
Certificates of deposit (unsecured)—USD	1	06/29/2018	0.40%
Certificates of deposit (unsecured)—USD	3	06/29/2018	0.98%
Certificates of deposit (unsecured)—USD	12	06/27/2018	0.98%
Certificates of deposit (unsecured)—USD	12	06/15/2018	0.98%
Certificates of deposit (unsecured)—USD	23	06/04/2018	0.98%
Certificates of deposit (unsecured)—USD	23	05/21/2018	0.98%
Certificates of deposit (unsecured)—USD	34	05/18/2018	0.98%
Certificates of deposit (unsecured)—USD	23	05/18/2018	0.98%
Certificates of deposit (unsecured)—USD	5	05/09/2018	0.96%
Certificates of deposit (unsecured)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)—USD	17	04/18/2018	1.05%
Certificates of deposit (unsecured)—USD	44	02/28/2018	0.65%
Certificates of deposit (unsecured)—USD	79	01/04/2018	0.85%
Certificates of deposit (unsecured)—USD	2,514	01/26/2018	1.70%
Certificates of deposit (unsecured)—USD	37	01/19/2018	0.85%
Certificates of deposit (unsecured)—USD	68	01/19/2018	0.85%
Certificates of deposit (unsecured)—USD	585	01/16/2018	1.20%

	27,350
Accrued interest	117

	27,467

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Senior Unsecured Notes	19,449	11/09/2022	4.125%
Accrued interest	109

	19,558

Structured bank bonds	151	05/31/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	59	01/04/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	01/17/2018	Guaranteed rate subject to foreign exchange rate
Structured bank bonds(*)	57	05/24/2021	TIIE
Structured bank bonds(*)	18	05/12/2021	TIIE
Structured bank bonds(*)	347	04/23/2021	TIIE
Structured bank bonds(*)	7	03/16/2021	TIIE
Structured bank bonds(*)	4	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	41	02/23/2021	TIIE
Structured bank bonds(*)	167	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	128	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	66	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	45	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	515	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	771	10/23/2020	TIIE
Structured bank bonds(*)	36	12/27/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	15	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	66	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	155	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	18	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	103	10/16/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	20	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	90	09/25/2019	TIIE
Structured bank bonds(*)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	10	06/26/2019	TIIE
Structured bank bonds(*)	58	06/06/2019	Guaranteed rate subject to IBEX35

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Structured bank bonds(*)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	219	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	7	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	21	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	15	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	50	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	118	04/26/2019	Guaranteed rate subject to Euro SX7E
Structured bank bonds(*)	18	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	10	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	110	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	19	11/16/2018	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	167	10/19/2018	Guaranteed rate subject to INDU
Structured bank bonds(*)	135	09/27/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	166	09/26/2018	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	105	09/20/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	133	08/30/2018	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	6	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	11	08/02/2018	Guaranteed rate subject to DAX
Structured bank bonds(*)	126	07/12/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	305	06/29/2018	Guaranteed rate subject to IPC and S&P 500
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	925	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	10	06/29/2018	Guaranteed rate subject to Euro SX6E
Structured bank bonds(*)	150	06/29/2018	Guaranteed rate subject to Euro SX6E

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Structured bank bonds(*)	467	06/27/2018	2.00%
Structured bank bonds(*)	13	06/08/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	159	06/06/2018	TIIE
Structured bank bonds(*)	127	05/31/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	715	05/30/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	05/25/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	148	05/16/2018	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	101	05/09/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	6	04/03/2018	Guaranteed rate subject to SXEE
Structured bank bonds(*)	892	04/03/2018	Guaranteed rate subject to Euro STOXX Oil & Gas
Structured bank bonds(*)	49	03/22/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	46	03/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	21	03/14/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	90	03/12/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	41	03/05/2018	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	41	03/05/2018	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	476	03/02/2018	Guaranteed rate subject to FSTE 100
Structured bank bonds(*)	10	02/21/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	24	02/20/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	310	02/19/2018	Guaranteed rate subject to IXE
Structured bank bonds(*)	40	02/16/2018	Guaranteed rate subject to IPC
Structured bank bonds(*)	14	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	572	01/04/2018	Guaranteed rate subject to EURO STOXX Oil & Gas
Structured bank bonds(*)	181	05/17/2019	Guaranteed rate subject to Euro STOXX 50

	10,726

Transaction costs and accrued interest (net)	22

	10,748

Promissory notes	1,115	08/22/2018	7.53%
Promissory notes	499	08/10/2018	7.56%
Promissory notes	1,022	08/06/2018	7.57%

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

21. Marketable debt securities (Continued)

	Amount	Maturity Date	Rate
Promissory notes	511	08/03/2018	7.58%
Promissory notes	96	06/04/2018	7.38%
Promissory notes	868	06/04/2018	7.38%
Promissory notes	2,677	02/28/2018	7.38%
Promissory notes	1	01/23/2018	7.25%
Promissory notes	58	01/23/2018	7.25%
Promissory notes	60	01/02/2018	7.20%
Promissory notes	10,001	01/02/2018	7.25%
Promissory notes	6,500	01/02/2018	7.25%

	23,408
Accrued interest	169

	23,577

Unsecured bonds	3,000	03/16/2018	8.91%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 bps
Unsecured bonds	1,700	03/09/2021	TIIE + 15 bps
Unsecured bonds	3,000	12/06/2018	TIIE + 18 bps

	14,700
Accrued interest	98

	14,798

Mortgage-backed bonds	133	05/25/2032	5.00%
Mortgage-backed bonds	15	05/25/2032	6.40%

	148
Accrued interest	—

	148

(*)
Marketable debt securities classified as financial liabilities at fair value through profit or loss.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

22. Subordinated liabilities

a)    Breakdown

        The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2017
Type	Currency of Issue	12/31/2016	12/31/2017	Outstanding Issue Amount in Foreign Currency	Annual Interest Rate (%)
Tier II Subordinated Capital Notes	USD	27,278	26,054	1,300,000,000	5.95
Subordinated Additional Tier I Capital Notes	USD	10,298	9,831	500,000,000	8.50

	Balance at year-end	37,576	35,885

        Note 44.a. includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 44.d. includes the fair value amounts of these liabilities.

b)    Changes

        The changes in Subordinated liabilities were as follows:

	2016	2017
Beginning balance (million USD)	1,321	1,822

Issues	500	—
Of which:
Banco Santander México, S.A.	500	—
Transaction costs and accrued interest	1	3

Balance at year-end (million USD)	1,822	1,825

Exchange rate per one USD as of December 31,	20.6194	19.6629

Balance at year-end (million pesos)	37,576	35,885

c)     Other disclosures

Tier II Subordinated Capital Notes

        On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of 1,300 million USD equivalent to 1,300,000 securities with a nominal value of 1,000 USD each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of 10 million USD. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% a year during the first five years.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

22. Subordinated liabilities (Continued)

        The main features of this issue are as follows:

  a)
  If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.

  b)
  Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank's Basic Capital index of 4.5%.

  c)
  Partial write-down until the Bank achieves a Basic Capital index of 7.0%.

  d)
  When the Bank computes a Basic Capital index of 8.0%:

    •
    Possible deferral of principal or interest or other remedies determined by the CNBV.

    •
    Possible write-down due to breach of remediation.

    •
    Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

Subordinated Additional Tier 1 Capital Notes

        On December 29, 2016, the Bank issued Subordinated Additional Tier 1 Capital Notes for an amount of 500 million USD. Subordinated Additional Tier 1 Capital Notes are convertible into common shares "F" Series and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

        Additional characteristics of the Subordinated Additional Tier 1 Capital Notes are as follows:

  •
  Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).

  •
  Conversion price: The conversion price shall be, if the common shares are:

  i.
  traded on the Mexican Stock Exchange, the higher of:

  a.
  the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate; or;

  b.
  the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

  ii.
  not traded on the Mexican Stock Exchange, the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

22. Subordinated liabilities (Continued)

  •
  Subordinated Additional Tier 1 Capital Notes will accrue interest on an annual rate of 8.5% (subject to not being called in advance at the first call date or if the automatic conversion occurs), which will reset every five years considering the current five-year T-BILL interest rate plus the original credit spread. Interest payments will be recognized as a reduction of Accumulated reserves.

  •
  Fully callable in advance if the Subordinated Additional Tier 1 Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interests are considered non-deductible for tax purposes or iii) the applicable withholding tax increases.

  •
  Any call in advance must be authorized by the Central Bank.

        This issue was privately acquired in its entirety by our Parent company and therefore is not registered in any securities registry. This is an issue with the same characteristics of the issuance of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes that our Parent company made on the same date.

        These Subordinated Additional Tier 1 Capital Notes are accounted for as a compound instrument with both liability and equity components (that arises from the contingent settlement provision and from the right of the holders to receive discretional interest payments, respectively). The payment of discretionary interest is recorded to Accumulated reserves.

        The liability component is recognized at the par value of the Subordinated Additional Tier 1 Capital Notes and is then deducted from the fair value of the compound financial instrument as a whole to arrive at the value of the equity component. A zero balance to the equity component is assigned, since there is an obligation to pay the full redemption amount and cannot avoid settlement in cash or another financial asset for the full redemption amount.

        In addition, an embedded derivative arises from the call option features on the Subordinated Additional Tier 1 Capital Notes within five years subsequent to the issuance date and on every interest payment date thereafter. This call option is deemed to be closely related to the Subordinated Additional Tier 1 Capital Notes and is not accounted for separately.

d)    Reconciliation of liabilities arising from financing activities

Tier II Subordinated Capital Notes

        The table below details changes in the Bank's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

22. Subordinated liabilities (Continued)

flows were, or future cash flows will be, classified in the Bank's consolidated statement of cash flows as cash flows from financing activities.

			Non-cash changes
Type	January 1, 2017	Cash flows	Accrued interest	Transaction costs	Foreign exchange movements	12/31/2017
Tier II Subordinated Capital Notes	27,278	(803)	825	33	(1,279)	26,054
Subordinated Additional Tier I Capital Notes	10,298	— (*)	—	12	(479)	9,831

Balances at	37,576	(803)	825	45	(1,758)	35,885

(*)
The Bank paid 635 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which are recognized against Accumulated reserves within shareholders' equity.

23. Other financial liabilities

        The breakdown of Other financial liabilities is as follows:

	12/31/2016	12/31/2017
Trade payables	1,929	1,895
Collection accounts:
Tax payables	974	939
Financial transactions pending settlement	14,180	5,468
Other financial liabilities	2,437	5,161

	19,520	13,463

        Note 44.a. includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 44.d. contains the fair value amounts of these liabilities.

        The breakdown of Financial transactions pending settlement is as follows:

	12/31/2016	12/31/2017
M and M0 Mexican Government Bonds	6,199	1,973
CETES	718	1,456
UDIBONDS	2,400	1,146
Equity instruments	342	119
Other financial instruments	4,521	774

	14,180	5,468

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

23. Other financial liabilities (Continued)

        The breakdown of Other financial liabilities is as follows:

	12/31/2016	12/31/2017
Retentions related to loans(*)	1,004	1,587
Other payable account	1,433	3,574

	2,437	5,161

(*)
These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)    Breakdown

        The breakdown of Provisions is as follows:

	12/31/2016	12/31/2017
Provisions for pensions and similar obligations	3,972	3,860
Provisions for tax and legal matters	1,306	1,072
Provisions for off-balance-sheet risk	874	1,032
Other provisions	1,050	766

Provisions	7,202	6,730

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

b)    Changes

The changes in Provisions were as follows:

	2015					2016					2017
	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total	Provisions for Pensions and Similar Obligations	Provisions for Tax and Legal Matters	Provisions for Off- Balance- Sheet Risk	Other Provisions	Total
Balance at the beginning of year	2,863	1,220	1,359	546	5,988	4,004	1,005	952	619	6,580	3,972	1,306	874	1,050	7,202
Additions charged (credited) to net income:
Interest expense and similar charges	213	—	—	—	213	317	—	—	—	317	332	—	—	—	332
Personnel expenses—Defined Benefit Plan	188	—	—	—	188	201	—	—	—	201	146	—	—	—	146
Personnel expenses—Defined Contribution Plan (Note 41)	272	—	—	—	272	300	—	—	—	300	330	—	—	—	330
Other	(24)	—	—	—	(24)	(186)	—	—	—	(186)	51	—	—	—	51
Actuarial (gains)/losses recognized in the year in Other comprehensive income	953	—	—	—	953	(530)	—	—	—	(530)	(666)	—	—	—	(666)
Period provisions	—	(33)	(407)	205	(235)	—	624	(78)	521	1,067	—	197	158	31	386
Contributions from the employer		—	—	—	—	542	—	—	—	542	225	—	—	—	225
Payments to pensioners and pre-retirees with a charge to internal provisions	(178)	—	—	—	(178)	(365)	—	—	—	(365)	(191)	—	—	—	(191)
Other payments(*)	—	(182)	—	(132)	(314)	—	(323)	—	(90)	(413)	—	(431)	—	(315)	(746)
Payments to Defined Contribution Plan	(272)	—	—	—	(272)	(300)	—	—	—	(300)	(330)	—	—	—	(330)
Transfers and other changes	(11)	—	—	—	(11)	(11)	—	—	—	(11)	(9)	—	—	—	(9)

Balances at the end of year	4,004	1,005	952	619	6,580	3,972	1,306	874	1,050	7,202	3,860	1,072	1,032	766	6,730

(*)
Included in these amounts are payments made by the Bank to the Tax Administration Service of 19 million pesos in 2015, 18 million pesos in 2016 and 5 million pesos in 2017 due to the fact that the Bank was not withholding income tax in their derivative transactions with certain counterparties.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

c)     Provisions for pensions and similar obligations

Defined contribution plan

        The Bank sponsors a defined contribution retirement benefit plan for all qualifying employees of its subsidiaries whereby the Bank agrees to contribute pre-established cash amounts to a given investment fund, in which the employee's benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Bank after 2006. The retirement age is 65 years.

        The assets of the plan are held separately from those of the Bank in funds under the control of trustees.

        The Bank recognized as personnel expenses in the consolidated income statement the amounts of 272 million pesos, 300 million pesos and 330 million pesos in 2015, 2016 and 2017, respectively (see Note 41), related to contributions payable to the defined contribution retirement benefit plan.

Defined benefit plan

        According to Mexican Labor Law, the Bank is liable for severance payments for employees who are terminated by the Bank and seniority premiums, which are statutory retirement benefits. In addition, the Bank offers a defined benefit pension plan and other post-retirement benefits agreed under a collective bargaining agreement. The defined benefit plans are administered in a pension fund that is legally separated from the Bank. The trustee of the pension fund is required by law to act in the best interests of the plan participants and is responsible for setting certain policies (e.g. investment, contribution and indexation policies) of the fund.

        During the year, the Bank estimates and records the net periodic cost to create a provision that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Bank's employees calculated based on the projected unit credit method.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

        The plans typically expose the Bank to actuarial risks such as investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high-quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.
Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk
The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan's liability.
Salary risk
The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan's liability.

        Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 3,951 million pesos and 3,830 million pesos as of December 31, 2016 and 2017, respectively.

        The investment fund of the defined benefit post-employment plan was 3,426 million pesos and 2,901 million pesos as of December 31, 2016 and 2017, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2016 and 2017 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

        Prior to January 1, 2006, the Bank offered a defined benefit medical expenses plan to all eligible employees (and their families) that upon retirement provided for the payment of 100% of medical expenses due to illness or accidents. Under this medical expenses plan, the Bank accrues the estimated medical expenses based upon actuarial calculations during the period of employment up to the date of retirement.

        Beginning on January 1, 2006, the Bank introduced a new defined contribution medical expenses plan referred to as the "Retirement Medical Coverage Plan". All individuals employed after January 1, 2006 were automatically enrolled in this plan. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or to be transferred to the "Retirement Medical Coverage Plan". Under the "Retirement Medical Coverage Plan", the Bank pays pre-established cash amounts to a given investment fund. An

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

employee's benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

        As of December 31, 2016 and 2017, approximately 1.30% and 1.00% of the Bank's employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

        As of December 31, 2016 and 2017, approximately 83.30% and 81% of the Bank's employees enrolled in the defined contribution pension plan have been included in the "Retirement Medical Coverage Plan". Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the "Retirement Medical Coverage Plan", because they are registered in the Mexican Institute of Social Security (IMSS) as their medical coverage. In addition, they have a medical insurance that covers its major medical expenses.

        The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2016	12/31/2017
Provisions for post-employment plans
Of which: Defined benefit pension plan	3,951	3,830
Provisions for defined contribution pension plan	21	30

Provisions for pensions and similar obligations	3,972	3,860

        The amount of the defined benefit obligations was determined using the following actuarial techniques:

  1.
  Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

  2.
  Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2016	12/31/2017
Annual discount rate	9.0%	9.3%
Mortality tables	EMSSA 1997	EMSSA 1997
Expected return on plan assets	9.0%	9.3%
Cumulative annual INPC growth	3.5%	3.5%
Annual salary increase rate	4.5%	4.5%
Annual minimum salary increase rate	3.5%	3.5%
Medical cost trend rates	7.12%	7.12%

        The determination of the discount rate considers the term and performance of high-quality corporate bonds.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

  3.
  The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

        The funding status of the defined benefit obligations is as follows:

	Defined Benefit Pension Plan
	12/31/2016	12/31/2017
Present value of the obligations:
Pension plan	2,283	2,019
Post-employment benefits	4,440	4,000
Other	654	712

	7,377	6,731
Less:
Fair value of plan assets	(3,426)	(2,901)

Provisions—Provisions for pensions	3,951	3,830

Of which:
Internal provisions for pensions	3,951	3,830

        The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2015	2016	2017
Current service cost (Note 41)	188	201	146
Interest cost (net)	213	317	332
Other	(24)	(186)	51

	377	332	529

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

        The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit Pension Plans
	2016	2017
Present value of the obligations at the beginning of year	7,864	7,377
Current service cost (Note 41)	201	146
Interest cost	643	633
Benefits paid	(818)	(737)
Actuarial (gains)/losses	(512)	(681)
Other	(1)	(7)

Present value of the obligations at the end of year	7,377	6,731

        The duration of the defined benefit obligation is 9.35 years.

        The changes in the fair value of plan assets were as follows:

	Defined Benefit Pension Plan
	2016	2017
Fair value of plan assets at the beginning of year	3,881	3,426
Actual return on plan assets	539	242
Transfer of funds to defined contribution plan	(542)	(225)
Benefits paid	(452)	(542)
Other	—	—

Fair value of plan assets at the end of year	3,426	2,901

        The fair value of the plan assets is determined based on quoted market prices in active markets.

        The Bank does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2018.

        The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit Pension Plan
	12/31/2016	12/31/2017
Equity instruments	27%	29%
Cash and debt instruments	73%	71%

        The fair value measurement of the financial instruments that comprises the plan assets is categorized as Level 1 since the inputs to the fair value measurement are quoted market prices in active markets.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

Sensitivity analysis

        Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, medical cost trend rate, annual salary increase, annual INPC growth and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

  •
  If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 289 million pesos (increase by 303 million pesos).

  •
  If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 181 million pesos (decrease by 168 million pesos).

  •
  If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 9 million pesos (decrease by 8 million pesos).

  •
  If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 7 million pesos (decrease by 7 million pesos).

  •
  If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 378 million pesos (increase by 383 million pesos).

        The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

        Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the consolidated balance sheet.

d)    Other disclosures

        In July 2001, the Bank entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (hereinafter, Principal). Such agreement establishes that with the payment of the single premium by the Bank, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

        Under such agreement, the Bank's net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Bank's legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions—Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized under Provisions—Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2016 and 2017,

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

such liability was 865 and 826 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)     Provisions for tax and legal matters

        The Bank is a party to various tax claims for which it has recognized total provisions of 177 million pesos and 49 million pesos as of December 31, 2016 and 2017, respectively.

  i.
  Tax-related proceedings

        The main tax-related proceeding concerning the Bank was as follows:

  •
  On May 8, 2013, Santander Consumo, S.A. de C.V. (Santander Consumo) filed a claim of nullity with the Metropolitan Regional Chamber of the Federal Court of Tax and Administrative Justice against the resolution contained in the notice 900 06-03-2013-5228 through which a tax credit of 58 million pesos was determined by the Tax Administration Service related to ISR and its related inflation effects, surcharges and fines corresponding to fiscal year 2008. After several unsuccessful instances of the claim of nullity, Santander Consumo settled an amount of 53 million pesos to the tax authorities in 2016. The aforementioned claim has been definitively concluded.

  ii.
  Other tax issues

        The Bank operates a branch in Nassau, Bahamas through which it carries out tax-free operations principally involving derivative instruments. The Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican tax authorities for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 18 million pesos in 2016 and 5 million pesos in 2017.

  iii.
  Non-tax-related proceedings

        As of December 31, 2016 and 2017, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2016 and 2017, the Bank has recognized provisions for the amounts of 1,129 million pesos and 1,023 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, Management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

        The total amount of payments made by the Bank arising from litigation in 2015, 2016 and 2017 is not material with respect to these consolidated financial statements.

        During 2016 and 2017, the amount paid by the Bank to external lawyers was 322 million pesos and 431 million pesos, respectively, for the management of all the outstanding claims.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

24. Provisions (Continued)

f)     Provisions for off-balance-sheet risk

        The provisions for off-balance-sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g. above for further description.

        The breakdown of the off-balance-sheet risks is as follows:

	12/31/2016	12/31/2017
Available lines of credit cards and non-revolving consumer loans	759	838
Guarantees and loan commitments of commercial and public sector loans	115	194

	874	1,032

25. Other liabilities

        The breakdown of the balance of Other liabilities is as follows:

	12/31/2016	12/31/2017
Sundry creditors	3,637	3,493
Cash balances undrawn	5,988	5,167
Cash-settled share-based payments	534	784
Accrued personnel obligations	1,561	2,211
Other obligations	1,395	1,735
Credit and debit card operation balances	1,283	1,690

	14,398	15,080

26. Tax matters

a)    Income Tax expense

        The components of income tax expense for 2015, 2016 and 2017 are as follows:

	2015	2016	2017
Current tax expense:
Tax expense for current year	4,983	5,138	4,215
Deferred tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(679)	213	1,281

Total Income Tax expense	4,304	5,351	5,496

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

26. Tax matters (Continued)

b)    Income Tax reconciliation

        The reconciliation of the income tax expense calculated at the corporate income tax rate of 30% to the income tax expense recognized and the breakdown of the effective tax rate are as follows:

	2015	2016	2017
Profit before tax	18,368	21,887	24,174
Income tax at 30%	5,510	6,566	7,252
Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(999)	(982)	(1,742)
Due to effect of tangible assets	(87)	(154)	(78)
Due to effect of tax audit settlements (*)	(31)	—	—
Due to effect of non-deductible expenses, non-taxable income and others	(89)	(79)	64

Income Tax	4,304	5,351	5,496

Effective tax rate	23.43%	24.45%	22.74%
Current tax liability	—	—	—
Income tax	4,304	5,351	5,496
Of which:
Current tax	4,983	5,138	4,215
Deferred taxes	(679)	213	1,281

(*)
In 2015, the Bank recognized a net tax benefit effect because of a self-correction from 2011 tax year.

        The Bank is subject to regular reviews by the Mexican tax authorities. As of December 31, 2017, there are no tax contingencies arising because of such tax reviews requiring disclosure.

c)     Tax recognized in consolidated equity

        In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

	2015	2016	2017
Net tax credited/(charged) to consolidated equity:
Remeasurement of defined benefit obligation	286	(158)	(200)
Measurement of Available-for-sale—Debt instruments	51	1,158	(478)
Measurement of Available-for-sale—Equity instruments	2	16	1
Measurement of Financial derivatives (Cash flow hedges)	(260)	(207)	440
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	191

	79	809	(46)

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

26. Tax matters (Continued)

d)    Deferred taxes

        Main components of the Bank's gross deferred income tax assets and liabilities are as follows:

	12/31/2016	12/31/2017
Total deferred tax assets prior to offsetting	20,881	17,184

Of which:
Tangible assets and deferred charges	2,413	2,457
Provisions	1,144	1,659
Impairment losses on loans and receivables	9,313	8,337
Unrealized losses on financial instruments	3,460	—
Net operating losses carryforward (*)	169	106
Capital losses carryforward(*)	2,525	2,689
Labor provisions	1,149	1,022
Fees and interest collected in advance	708	579
Foreign exchange rate derivatives	—	335

Total deferred tax liabilities prior to offsetting	(2,841)	(635)

Of which:
Unrealized gains on financial instruments	68	(20)
Foreign exchange rate derivatives	(2,069)	—
Prepayments	(394)	(467)
Labor provisions	(101)	—
Other	(345)	(148)

(*)
The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

        As of December 31, 2017, the detail of Net operating losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset
2010	2020	46	14
2011	2021	192	58
2014	2024	24	7
2015	2025	87	26
2016	2026	5	1

		354	106

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

26. Tax matters (Continued)

        As of December 31, 2017, the detail of Capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset
2015	2025	2,284	685
2016	2026	3,627	1,088
2017	2027	3,051	916

		8,962	2,689

        The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

        After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheets as follows:

	12/31/2016	12/31/2017
Presented as deferred tax assets (*)	18,045	16,600
Presented as deferred tax liabilities	(5)	(51)

Net	18,040	16,549

(*)
This amount represents the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Management has concluded that the realization of such assets is probable based on the Bank's history of generating sufficient taxable income to utilize all available tax benefits.

        The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are recognized directly in consolidated equity and the acquisition and disposal of entities as part of ordinary activities.

        The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

	01/01/2016	(Charge)/Credit to Consolidated Income	(Charge)/Credit to Consolidated Other Comprehensive Income	Other Movements	12/31/2016
Deferred tax assets	18,548	2,333	—	—	20,881
Deferred tax liabilities	(1,381)	(2,546)	809	277	(2,841)

	17,167	(213)	809	277	18,040

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

26. Tax matters (Continued)

	01/01/2017	(Charge)/Credit to Consolidated Income	(Charge)/Credit to Consolidated Other Comprehensive Income	Other Movements	12/31/2017
Deferred tax assets	20,881	(3,561)	(136)	—	17,184
Deferred tax liabilities	(2,841)	2,280	(101)	27	(635)

	18,040	(1,281)	(237)	27	16,549

27. Non-controlling interests

        Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)    Breakdown

        The breakdown by subsidiary of Equity—Non-controlling interests is as follows:

	12/31/2016	12/31/2017
Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	41	14
Other	14	15

	55	29

Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	—	—
Other	—	—

b)    Changes

        The changes in Non-controlling interests are summarized as follows:

	2016	2017
Beginning balance	58	55
Profit for the year attributable to non-controlling interests	—	—
Other	(3)	(26)

Balance at year-end	55	29

        The foregoing changes are shown in the consolidated statement of changes in equity.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

28. Valuation adjustments

        The balances of Valuation adjustments include the amounts, net of the related deferred tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated equity through the consolidated other comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

        It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those, which pursuant to the applicable IFRS, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related IFRS are met. In addition, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)    Available-for-sale financial assets

        Valuation adjustments—Available-for-sale financial assets include the net amount of unrealized gains or losses in the valuation of assets classified as available-for-sale financial assets (see Notes 9 and 10).

        The breakdown by type of financial instrument of Valuation adjustments—Available-for-sale financial assets at December 31, 2016 and 2017 is as follows:

	12/31/2016				12/31/2017
	Valuation Gains	Valuation Losses	Net Valuation Gains/ (Losses)	Fair Value	Valuation Gains	Valuation Losses	Net Valuation Gains/ (Losses)	Fair Value
Debt instruments	498	(3,951)	(3,453)	154,318	2,784	(849)	1,935	164,947
Equity instruments	1	(53)	(52)	326	23	(26)	(3)	795

        At the end of each year, the Bank assesses whether there is any objective evidence that the financial instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

        This assessment includes but is not limited to an analysis of the following information: i) the issuer's economic and financial position, the existence of default or late payment, analysis of the issuer's solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer's sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts' reports and forecasts and other independent market information.

        If, after the above assessment has been carried out, the Bank considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the consolidated income statement for the loss in the consolidated other comprehensive income under

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

28. Valuation adjustments (Continued)

Valuation adjustments. In addition, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down and its valuation recognized temporarily under Valuation adjustments in the consolidated other comprehensive income is reclassified to the consolidated income statement.

        A summary of changes in the cumulative valuation adjustments recorded to Available-for-sale financial assets is as follows:

	Debt Instruments	Equity Instruments	Total
Balance at January 1, 2015	(558)	12	(546)
Valuation adjustments	(192)	(4)	(196)
Amounts reclassified to consolidated income statement	161	—	161
Income taxes	51	2	53

Balance at December 31, 2015	(538)	10	(528)
Valuation adjustments	(3,453)	(52)	(3,505)
Amounts reclassified to consolidated income statement	(120)	—	(120)
Income taxes	1,158	16	1,174

Balance at December 31, 2016	(2,953)	(26)	(2,979)
Valuation adjustments	1,935	(3)	1,932
Amounts reclassified to consolidated income statement	(9)	—	(9)
Income taxes	(478)	1	(477)

Balance at December 31, 2017	(1,505)	(28)	(1,533)

b)    Cash flow hedges

        Valuation adjustments—Cash flow hedges include the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect profit or loss (see Note 13).

        The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2016	2017
Accumulated (loss)/gain on cash flow hedges	1,297	302
Accumulated gain related to discontinued cash flow hedges (Note 13)	86	54

Balance at December 31,	1,383	356

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

29. Shareholders' equity

a)    Share capital

        As of December 31, 2016 and 2017, share capital, at par value, was as follows:

	Number of Shares		Total Par Value (Millions of Pesos)
	12/31/2016	12/31/2017	12/31/2016	12/31/2017
Fixed capital:
Series "F" shares	67,792,912,762	67,792,912,762	6,779	6,779
Series "B" shares	13,062,491,041	13,062,491,041	1,307	1,307

	80,855,403,803	80,855,403,803	8,086	8,086

Authorized unsubscribed capital:
Series "F" shares	7,862,838,825	7,862,838,825	—	—

	7,862,838,825	7,862,838,825	—	—

	88,718,242,628	88,718,242,628	8,086	8,086

        Share capital is comprised of fixed shares, which cannot be increased and variable shares, which may be increased without limit.

        Series "F" shares may only be acquired by our Parent company or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Mexican Bank Savings Protection Institute (hereinafter, IPAB). These shares can only be sold with the prior authorization of the Mexican Treasury Department. No authorization shall be required from such Authority and corporate bylaws will not have to be amended when the transfer of shares is either in guarantee or ownership, to the IPAB.

        At all times, Series "F" share capital shall represent at least 51% of share capital and Series "B" share capital can represent up to 49% of the share capital.

        Foreign governments may not direct or indirectly own any share capital of the Bank, except when: i) they do it temporarily as part of financial supporting or bailout; ii) they do it through official entities and iii) they do it indirectly and do not have control on the Bank, pursuant Article 13 of the Credit Institutions Law. All the aforementioned exceptions must be authorized by the CNBV.

        Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax value determined according to the Income Tax Law.

b)    Share premium

        Share premium includes the amount paid up by the Bank's shareholders in capital issues in excess of the par value.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

29. Shareholders' equity (Continued)

        The Mexican General Law of Corporations expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

c)     Accumulated reserves

        Accumulated reserves include the net amount of the accumulated profit recognized in previous years through the consolidated income statement that was appropriated to consolidated equity, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof and the remeasurement of defined benefit obligation.

Accumulated profit

        This includes the accumulated profit not distributed to shareholders.

Dividend policy and payment of dividends

        Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, the Bank must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account.

        In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders.

        Dividends paid by the Bank to Mexican resident individuals and foreign residents in 2015, 2016 and 2017 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

Legal reserve

        The Bank is subject to the legal reserve provision whereby at least 10% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 100% of the paid-in share capital. Regarding Bank's subsidiaries, the legal reserve provision requires the creation of a legal reserve equal to 5% of net profits until reaching 20% of paid-in share capital. The legal reserve fund cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

        As of December 31, 2016 and 2017, the Bank and its subsidiaries comply with the percentage of legal reserve required.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

29. Shareholders' equity (Continued)

Treasury shares

        Transactions involving own equity instruments are recognized directly in consolidated equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from consolidated equity, net of any related tax effect.

d)    Other disclosures

        During the Ordinary General Meeting of April 28, 2015, the following resolution was adopted:

  •
  The amount of 3,534 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 28, 2015.

    The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

        During the Ordinary and Extraordinary General Meeting of November 25, 2015, the following resolution was adopted:

  •
  The amount of 3,226 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 21, 2015.

    The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

        During the Ordinary General Meeting of April 28, 2016, the following resolution was adopted:

  •
  The amount of 3,844 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 26, 2016.

    The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

        During the Ordinary General Meeting of December 5, 2016, it was authorized to increase the capital stock by 786 million pesos through the issuance of 7,862,838,825 Series "F" shares, which par value is 0.10 pesos per share. The aforementioned shares are recognized as treasury shares which will guarantee the contingent obligation to convert into the Bank's common shares related to the Subordinated Additional Tier 1 Capital Notes described in Note 22.

        During the Ordinary General Annual Meeting of December 22, 2016, the following resolution was adopted:

  •
  The amount of 13,624 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 30, 2016.

    The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

        During the Ordinary General Annual Meeting of April 28, 2017, the following resolution was adopted:

  •
  The amount of 4,234 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 30, 2017.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

29. Shareholders' equity (Continued)

    The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

        During the Ordinary and Extraordinary General Meeting of December 8, 2017, the following resolutions were adopted:

  •
  The amount of 4,676 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 27, 2017.

  •
  It was agreed to carry out "the Corporate Restructuring", which considers, among other corporate acts, the merger of the Group as the merged entity with the Bank as the merging entity.

        By official letter UBVA/077/2017 dated December 13, 2017, the SHCP authorized "the Corporate Restructuring" (see Note 1.d for a description of the corporate acts to carrie out "the Corporate Restructuring").

        To carry out the Merger, the following resolutions were adopted:

  i.
  Increase the share capital of the Bank by capitalizing the Share premium in the amount of 17,574 million pesos, through the issuance of 175,746,122,497 shares, with a nominal value of 0.10 pesos, of which 147,353,683,122 shares correspond to the Series "F" and 28,392,439,375 shares correspond to the Series "B".

  ii.
  Carry out an equity concentration (reverse split) by increasing the nominal value of the Bank's shares from 0.10 pesos to 3.780782962 and decreasing the number of outstanding shares. As a result of the reverse split, 264,464,365,125 shares representing the share capital of the Bank were cancelled and 6,994,962,889 new shares representing the capital of the Bank were issued.

  iii.
  Carry out the exchange of shares, between the Bank and the Group once the Merger has been approved by the Public Registry of Commerce. The exchange of shares will be carried out by cancelling the shares representing the Group and the issuance of new shares of the Bank whose holders will be the shareholders of the extinct Group.

  iv.
  Increase the unsubscribed share capital of the Bank by 1,671 million pesos, through the cancellation of 207,968,532 treasury shares and the issuance of 650,000,000 new shares representing the Bank's share capital, which will be held as treasury shares by the Bank to guarantee the conversion of the Subordinated Additional Tier 1 Capital Notes issued by the Bank in December 2016 (see Note 22).

        The aforementioned resolutions were effective on January 26, 2018, once the Ordinary and Extraordinary General Meeting minute and the merger agreements between the Bank and the Group were registered in the Public Registry of Commerce. On the same date, the delivery of the Bank's shares through INDEVAL to the Bank's shareholders was completed.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

30. Minimum capital requirements

        The Bank's risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

        As established in the Sole Circular for Banks issued by the CNBV, the Bank must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

        Net capital is divided into two parts: Basic Capital and Complementary Capital. Additionally, Basic Capital is divided into two portions: Fundamental Basic Capital and Non-Fundamental Basic Capital. Basic Capital (Tier I Capital) is the sum of Fundamental Basic Capital and Non-Fundamental Basic Capital.

  •
  Fundamental Basic Capital is composed mainly of shareholders' equity plus other equity instruments, less, among other deductions: stock investments on financial institutions, organizational expenses, other intangibles assets, excess of deferred tax assets derived from tax losses that exceed the 4% of Tier I Capital and excess of deferred taxes from temporary differences that exceed the 10% of Tier I Capital.

  •
  Non-Fundamental Basic Capital is composed mainly of a bank's equity instruments, which are not included as Fundamental Basic Capital according to the current legislation.

  •
  Complementary Capital (Tier II) is composed mainly of a bank's equity instruments, which are not included as Basic Capital according to the current legislation, and the positive difference resulting from subtracting to the total permitted reserves, the total expected losses, up to an amount that does not exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

        Deposits, securities, loans and receivables, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and calculating a CVA for OTC derivatives transactions.

Assets Subject to Market Risk

        In interest bearing transactions, the capital requirement is calculated by determining the residual term of the financial asset or financial liability and by applying the corresponding Market Risk Charge Coefficient based on the residual term and currency of the financial asset or financial liability.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

30. Minimum capital requirements (Continued)

        For those transactions, whose return is based on changes in the price of a share, basket of shares or market index, a 22.23% of General Market Risk Charge Coefficient is applied to the net position, to which additional specific market risk requirements are added for long net positions and short net positions by 8%.

        For foreign currency positions, a 12% Market Risk Charge Coefficient is applied on the higher of the sum of the long net position or short net position.

        For transactions linked to Mexican inflation and denominated in UDIS, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the INPC (calculated as the average of the previous twelve months) to the absolute value of the total net position.

        For options and warrants, a Vega (variations on volatility) and Gamma (variations on the subjacent) capital requirement is calculated by applying the rules defined on Article 2 bis 109 of the Sole Circular for Banks issued by the CNBV.

        For transactions linked to the annual minimum salary growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the annual minimum salary growth (calculated as the average of the actual month and the previous eleven months) to the absolute value of the total net position.

        The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all the transactions described above.

Assets Subject to Operational Risk

        Since November 2016, the Bank uses the Alternative Standardized Approach under Basel II standards to calculate the assets subject to operational risk. This method consists first of dividing the business into 8 lines. For six of them, the capital requirement is calculated multiplying a "Beta" factor for the average net revenues for the 36 months prior to the month being calculated and for the two remaining (Retail and Commercial) the capital requirement is calculated by determining the average net balance for the 36 months prior to the month being calculated multiplied for a "Beta" factor and for 3.5. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

        At the date of these consolidated financial statements, the Bank complied with these minimum capital requirements (see below).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

30. Minimum capital requirements (Continued)

        The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	12/31/2016	12/31/2017
Computable capital:	109,237	115,321

Core capital	107,187	116,126
Supplementary capital	27,453	26,054
Deductible items	(35,700)	(36,671)
Subordinated Additional Tier 1 Capital Notes (see Note 22.c.)	10,297	9,812
Capital requirements:	55,509	58,668

Market risk	8,642	11,039
Credit risk	43,698	44,313
Operational risk	3,169	3,316

Excess of capital requirements	53,724	56,653

Risk-weighted assets	693,964	733,346

        As of December 31, 2016 and 2017, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

        The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2016	12/31/2017
Net Capital / Required Capital	1.97	1.97
Minimum capital requirements	Not applicable	Not applicable
Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	10.30%	10.83%
Minimum capital requirements	7.30%	7.60%
Basic Capital / Assets subject to Credit, Market and Operating Risk	11.79%	12.17%
Minimum capital requirements	8.80%	9.10%
Net Capital / Assets subject to Credit Risk	20.00%	20.82%
Minimum capital requirements	Not applicable	Not applicable
Net Capital / Assets subject to Credit, Market and Operating Risk	15.74%	15.73%
Minimum capital requirements	10.80%	11.10%

31. Memorandum accounts

        Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

31. Memorandum accounts (Continued)

transactions performed by the Bank, although they may not impact on their net assets, including contingent commitments and financial instruments received as collateral in OTC derivative transactions, reverse repurchase agreements and securities loans transactions in which the lender is the Bank.

a)    Contingent commitments

        Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

        The breakdown is as follows:

Contingent commitments	12/31/2016	12/31/2017
Available lines of credit cards and non-revolving consumer loans	140,658	136,649
Guarantees, documentary credits and loan commitments of commercial and public sector loans	61,753	78,381
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	312	432

Total	202,723	215,462

        At December 31, 2016 and 2017, the Bank had recognized provisions for off-balance sheet risk of 874 million pesos and 1,032 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

        A significant portion of the guarantees and loan commitments will expire without any payment obligation materializing for the Bank and, therefore, the aggregate balance of these commitments cannot be considered an actual future need for financing or liquidity to be provided by the Bank to third parties.

        Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

b)    Financial instruments received as collateral

        Financial instruments include those securities received by the Bank in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Bank received them to engage in OTC derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

31. Memorandum accounts (Continued)

        The breakdown is as follows:

Financial instruments received as collateral	12/31/2016	12/31/2017
Debt instruments received in OTC derivatives transactions	5,215	3,783
Debt instruments received in reverse repurchase agreement transactions	42,360	51,693
Equity instruments received in securities loans transactions	3	7

Total	47,578	55,483

32. Derivatives—Nominal amounts and fair values of trading and hedging derivatives

        The breakdown of the fair value and nominal amount of trading derivative assets as of December 31, 2016 and 2017 is as follows:

	12/31/2016		12/31/2017
Trading	Nominal	Fair Value	Nominal	Fair Value
Futures:
Foreign Currency Futures	577	50	6,263	—
Interest Rate Futures	5,664	6	1,505	—
Market Index Futures	481	10	—	—
Forwards:
Foreign Currency Forwards	129,707	6,636	117,917	5,188
Foreign Exchange Spot	30,210	47	54,653	112
Equity Forwards	601	3	7,744	93
Options:
Foreign Currency Options	15,824	383	104,023	2,072
Interest Rate Options	142,801	1,698	125,931	1,339
Market Index Options	10,791	874	7,644	579
Equity Options	44	1	93	3
Swaps:
IRS	1,895,718	62,885	2,663,538	57,556
Equity Swap	—	—	1,674	267
CCS	541,363	127,314	464,667	98,052

Total Trading	2,773,781	199,907	3,555,652	165,261

        As of December 31, 2016 and 2017, 199,836 million pesos and 165,246 million pesos (assets) are OTC derivatives of the total amount of the trading derivative assets, respectively.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

32. Derivatives—Nominal amounts and fair values of trading and hedging derivatives (Continued)

        The breakdown of the fair value and nominal amount of hedging derivative assets as of December 31, 2016 and 2017 is as follows:

	12/31/2016		12/31/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value
Cash flow hedge:
IRS	1,000	2	4,000	91
CCS	32,733	14,908	31,215	12,577
Foreign Currency Forwards	—	—	22,061	2,389
Fair value hedge:
IRS	3,357	66	2,138	59
CCS	658	27	—	—

Total Hedging	37,748	15,003	59,414	15,116

Total Derivatives Assets	2,811,529	214,910	3,615,066	180,377

        The breakdown of the fair value and nominal amount of trading derivative liabilities as of December 31, 2016 and 2017 is as follows:

	12/31/2016		12/31/2017
Trading	Nominal	Fair Value	Nominal	Fair Value
Futures:
Foreign Currency Futures	1,031	—	—	—
Interest Rate Futures	47,560	28	3,500	—
Market Index Futures	85	—	190	—
Forwards:
Foreign Currency Forwards	131,512	6,083	113,417	5,022
Foreign Exchange Spot	67,484	107	35,776	71
Interest Rate Forwards	—	—	—	—
Market Index Forwards	107	4	7,742	90
Options:
Foreign Currency Options	16,782	574	123,537	2,655
Interest Rate Options	140,299	1,904	117,167	1,197
Market Index Options	16,609	504	3,297	323
Equity Options	72	2	93	3
Swaps:
IRS	1,866,944	63,787	2,682,892	59,830
Equity Swap	—	—	—	26
CCS	403,720	132,697	431,644	102,065

Total Trading	2,692,205	205,690	3,519,255	171,282

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

32. Derivatives—Nominal amounts and fair values of trading and hedging derivatives (Continued)

        As of December 31, 2016 and 2017, 205,495 million pesos and 171,222 million pesos (liabilities), respectively are OTC derivatives of the total amount of the trading portfolio.

        The breakdown of the fair value and nominal amount of hedging derivative liabilities as of December 31, 2016 and 2017 is as follows:

	12/31/2016		12/31/2017
Hedging	Nominal	Fair Value	Nominal	Fair Value
Cash flow hedge:
IRS	1,050	20	700	—
CCS	13,680	4,222	10,717	3,799
Foreign Currency Forwards	24,433	6,318	31,762	720
Fair value hedge:
IRS	1,124	97	1	—
CCS	15,836	3,630	24,680	6,572

Total Hedging	56,123	14,287	67,860	11,091

Total Derivatives Liabilities	2,748,328	219,977	3,587,115	182,373

        As of December 31, 2016 and 2017, the collateral provided to engage in derivative transactions in organized markets is as follows:

		12/31/2016	12/31/2017
Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	2,771	2,216
Chicago Mercantile Exchange	Cash	334	350
Foreign financial institutions	Cash	77	—

		3,182	2,566

        Deposits of collateral back up positions operated on the MexDer such as interest rate futures, futures based on the IPC, USD futures, listed option futures and positions operated on the Chicago Mercantile Exchange such as Standard & Poor's futures, US Treasury Notes futures and equity options.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

32. Derivatives—Nominal amounts and fair values of trading and hedging derivatives (Continued)

        The guarantees and/or collateral delivered for the OTC derivative transactions as of December 31, 2016 and 2017 are as follows:

		12/31/2016	12/31/2017
Loans and receivables—Loans and advances to credit institutions:
Of which (Note 8):
Mexican financial institutions	Cash	19,391	15,916
Foreign financial institutions	Cash	32,023	18,626

		51,414	34,542

Financial assets held for trading—Debt instruments:
Of which (Note 9):
Mexican financial institutions	Bonds	2,670	2,822
Foreign financial institutions	Bonds	—	142

		2,670	2,964

        The guarantees and/or collateral received for the OTC derivative transactions as of December 31, 2016 and 2017 are as follows:

		12/31/2016	12/31/2017
Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	10,106	8,425
Foreign financial institutions	Cash	37,592	36,350
Other	Cash	123	249

		47,821	45,024

		12/31/2016	12/31/2017
Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	5,215	3,783

		5,215	3,783

        Upon executing transactions with OTC derivatives, the Bank agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

        Currently, debt securities, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

32. Derivatives—Nominal amounts and fair values of trading and hedging derivatives (Continued)

        The nominal and/or contractual amounts of the derivative contracts traded by the Bank do not reflect the actual risk assumed by the Bank since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Bank to hedge interest rates, underlying asset prices or foreign currency risk and to assume directional exposure to risk factors limited by the Bank's risk appetite. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. If their purpose is to hedge other exposures, they increase or offset, as appropriate, the gains or losses on the hedged investments (see Note 13).

        The Bank manages the credit risk exposure of these contracts through setting credit lines, establishing netting arrangements with its main counterparties and by receiving assets as collateral (see Note 2.f).

        The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, ECR). ECR is composed of the current exposure of the contract (at fair value in the case of derivatives) and the Potential Future Exposure (hereinafter, PFE) which is defined as the maximum expected credit risk exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

        ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where risk exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

        Deal risk aggregation per counterparty and per time-band requires aggregation of a Potential Future Exposure for each of the time-bands and considering the netting agreement for the Current Exposure and also, if applicable, collateral mitigation; so, there is an aggregated net exposure per counterparty as time-bands are impacted.

        For derivatives, where ECR is equal to the Current Exposure plus the nominal amount multiplied by the Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

        The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate the PFE against the nominal amounts recognized in the accounting records and also compares the Current Exposure amounts used for the Current Exposure of the ECR against the Current Exposure amounts also recognized in the accounting books.

        As of December 31, 2016 and 2017, the cumulative net credit risk exposure of the Bank was 370,463 million pesos and 385,059 million pesos, respectively. The net credit risk exposure comprises the total counterparty credit risk and issuer risk (which includes derivatives, repurchase agreements and debt securities), less any received assets as collateral for mitigating these risks.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

33. Interest income and similar income

        Interest income and similar income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, and the adjustment to interest income as a result of hedge accounting.

        The breakdown of the main interest income and similar income items earned in 2015, 2016 and 2017 is as follows:

	2015	2016	2017
Cash and balances with the Central Bank	1,102	1,418	2,081
Loans and advances to credit institutions	2,102	2,832	4,804
Loans and advances to customers	50,227	59,264	72,263
Debt instruments	10,513	13,149	16,791
Hedging derivatives	237	703	1,895
Other interest income	49	87	168

	64,230	77,453	98,002

34. Interest expenses and similar charges

        Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustment to interest expense as a result of hedge accounting and the net interest cost attributable to pension funds.

        The breakdown of the main items of interest expenses and similar charges accrued in 2015, 2016 and 2017 is as follows:

	2015	2016	2017
Deposits from credit institutions	6,001	6,145	7,564
Customer deposits	9,026	14,609	24,560
Marketable debt securities	1,893	2,625	3,696
Subordinated liabilities	1,259	1,473	1,600
Hedging derivatives	463	167	129
Other interest expenses	2,600	3,304	4,609

	21,242	28,323	42,158

35. Dividend income

        Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

35. Dividend income (Continued)

        The breakdown of Dividend income is as follows:

	2015	2016	2017
Equity instruments classified as:
Financial assets held for trading	37	16	5
Of which:
NAFTRAC (Exchange-traded fund or ETF)	14	6	2
América Móvil, S.A.B, de C.V.	2	1	1
Grupo México, S.A.B. de C.V.	2	—	—
Wal-Mart de México, S.A.B. de C.V.	6	3	1
Fomento Económico Mexicano, S.A.B. de C.V.	1	1	—
Others	12	5	1
Available-for-sale financial assets	67	78	145
Of which:
Controladora Prosa, S.A. de C.V.	—	—	62
Trans Unión de México, S.A.	51	57	83
Dun & Bradstreet de México S.A. de C.V.	—	20	—
Others	16	1	—

	104	94	150

36. Fee and commission income

        Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

36. Fee and commission income (Continued)

        The breakdown of Fee and commission income is as follows:

	2015	2016	2017
Collection and payment services:
Service charges on deposit accounts	896	951	1,046
Credit and debit cards	4,687	5,369	6,268
Checks and others	257	253	252

	5,840	6,573	7,566

Marketing of nonbanking financial products:
Investment funds management	1,193	1,486	1,457
Capital markets and securities activities	290	439	513
Collection and payment services	2,114	2,334	2,568
Insurance	4,104	4,272	4,341
Financial advisory services	1,373	1,222	1,341

	9,074	9,753	10,220

Securities services:
Administration and custody	464	528	524

	464	528	524

Other:
Foreign currency transactions	866	1,080	1,111
Other fees and commissions	893	836	895

	1,759	1,916	2,006

	17,137	18,770	20,316

37. Fee and commission expenses

        Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

37. Fee and commission expenses (Continued)

        The breakdown of Fee and commission expenses is as follows:

	2015	2016	2017
Credit and debit cards	1,895	2,894	3,250
Checks and others	23	26	25
Collections and transactional services	123	158	226
Fund management	25	4	2
Capital markets and securities activities	102	135	199
Financial advisory services	—	16	6
Other fees and commissions	1,337	1,597	1,795

	3,505	4,830	5,503

38. Gains/(losses) on financial assets and liabilities (net)

        Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

        The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2015	2016	2017
Financial instruments held for trading	2,405	3,626	3,223
Of which:
Debt instruments	487	784	494
Equity instruments	96	109	29
Derivatives	1,916	2,765	2,736
Others	(94)	(32)	(36)
Recognized profit from sale of available-for-sale financial instruments	177	120	9
Hedging derivatives	(78)	14	226
Of which:
Fair value hedge—hedged items (Note 13)	(105)	375	341
Fair value hedge—hedging derivative instruments (Note 13)	23	(363)	(117)
Cash flow hedge inefficiency (Note 13)	4	2	2

	2,504	3,760	3,458

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

39. Exchange differences (net)

        Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

40. Other operating income and other operating expenses

        Other operating income and other operating expenses in the consolidated income statement include:

	2015	2016	2017
Other operating income:
Other operating income	472	486	669

	472	486	669

Other operating expenses:
IPAB fund contribution	(2,238)	(2,631)	(2,894)
Other operating expenses	(772)	(730)	(720)

	(3,010)	(3,361)	(3,614)

        On January 19, 1999, the IPAB was created in order to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions, and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

        IPAB's resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB's bylaws issued by its Board of Directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

41. Personnel expenses

a)    Breakdown

        The breakdown of Personnel expenses is as follows:

	2015	2016	2017
Wages and salaries	5,211	5,542	6,300
Social security costs	912	1,037	1,105
Service expense related to defined contribution pension plan (Note 24)	272	300	330
Service expense related to defined benefit pension plan (Note 24)	188	201	146
Share-based payments	161	131	283
Other staff costs	1,547	1,474	1,289
Bonus and benefits granted to employees	2,334	2,787	3,295

	10,625	11,472	12,748

b)    Local Program

        The Bank's Board of Directors approved in October 2012 a share-based cash-settled compensation plan for eligible executive officers subject to certain conditions described below. This plan was paid out annually over the first three years after the global public offering of 24.9% of the share capital of our Parent company in September 2012.

        Under this plan, eligible executive officers would receive a cash incentive that had to be used irrevocably to acquire shares of our Parent company at a price of 31.25 pesos per share.

        This incentive was linked to the achievement each year of two independent objectives related with the increase in the stock price and with the performance of the stock price against the IPC. If these objectives were fulfilled, each year one-third of the total amount of the incentive would be paid to the eligible executive officers.

        The achievement of each objective would determine the payment of up to 50% of the maximum amount of the incentive for each year to the plan's eligible executive officers who continued as active officers of the Bank at the time that each of the three plan payments was due.

        The fair value of the plan was calculated based on the fair value of the stock price at the grant date. The total fair value of the plan to eligible executive officers was 396 million pesos equivalent to 13,309,760 shares at a price of 31.25 pesos per share.

        During 2015, the Bank recognized in the consolidated income statement an amount of 63 million pesos, as services rendered by the eligible executive officers.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

41. Personnel expenses (Continued)

c)     Corporate performance shares plan 2014

        During the Shareholders' Meeting of Banco Santander (Spain) on March 28, 2014, a new share-based payment plan was approved that is applicable only to a certain group of executive officers (known as the "identified staff" or "supervised group").

        The plan is denominated "Corporate performance shares plan 2014" and provides a variable compensation linked to the performance of the stock of Banco Santander (Spain), as established in the Annual Shareholders' Meeting of Banco Santander (Spain). This multiannual share-based cash-settled compensation plan is payable in shares of our Parent company with annual deliveries of shares to the beneficiaries during a period of three years beginning on July 1, 2015.

        The total number of shares that will be granted to each beneficiary was established in early 2015 depending on Banco Santander (Spain)'s performance (TSR) during 2014 against a peer group of financial institutions.

        A percentage of one-third of the total number of vested shares will be paid at the end of each year (June 2016, June 2017 and June 2018) based on Banco Santander (Spain)'s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions. According to the number of eligible executive officers and the specifications of the plan, its fair value is 49 million pesos.

        During 2016 and 2017, the Bank recognized 16 million pesos and 16 million pesos, respectively, in the consolidated income statement with respect to this plan.

d)    Long-term incentive plan 2015

        During September 2016, the Bank began to participate in a new corporate share-based variable compensation plan denominated "Long-term incentive plan 2015" applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain). This share-based cash-settled compensation plan is payable in shares of our Parent company in 2019. According to the number of eligible executive officers and the specifications of the plan, its fair value is 86 million pesos.

        During 2016 and 2017, the Bank recognized 10 and 27 million pesos, respectively, in the consolidated income statement with respect to this plan.

e)     Bonus payment policies

        As a result of an internal policy of Banco Santander (Spain), a portion of the annual variable compensation or bonus for a certain group of executive officers (known as the "identified staff" or "supervised group") is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

41. Personnel expenses (Continued)

        Both the deferred and non-deferred portions are paid equally in cash and in shares of our Parent company for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

        In 2015, 2016 and 2017, the Bank recognized in the consolidated income statement, the fair value of the benefits for an amount of 166 million pesos, 105 million pesos and 325 million pesos, respectively.

        The bonus of the beneficiaries for financial years 2015, 2016 and 2017 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the "Immediate Payment Percentage" to identify the portion for which payment is not deferred, and the "Deferral Percentage" to identify the portion for which payment is deferred):

Beneficiaries (millions of Euros)	Immediate Payment Percentage	Deferred Percentage	Deferral period
Executive officers and members of the identified staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Executives officers and members of the identified staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

        Taking the foregoing into account, the bonus for financial years 2015, 2016 and 2017 will be paid as follows:

  •
  Each beneficiary will receive in 2016, 2017 and 2018, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of taxes (or withholdings), in cash and in shares (the "Initial Date", meaning the specific date on which the Immediate Payment Percentage is paid).

  •
  Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

  •
  After deduction of any taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.

  •
  The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

        Prior to 2017, the deferred portion originated an amount in cash equal to the dividends paid on the deferred amount in shares and interests accrued on the amount in cash from the Initial Date through the date of payment. In accordance to an internal policy of Banco Santander (Spain), from 2017 the deferred amount portion to be payable in thirds or fifths excludes the payment of dividends and interests.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

41. Personnel expenses (Continued)

        In 2015 and 2016, the accrual of the deferred remuneration is conditional, in addition to the beneficiary permanence in the Bank, upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Bank; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Bank's financial statements, except when appropriate under a change in accounting regulations; or (iv) significant changes in the Bank's economic capital or risk profile.

        In 2017, the accrual of deferred remuneration is conditioned, in addition to the beneficiary permanence in the Bank, to the non-occurrence of instances of poor financial performance from the Bank thereof or of the exposures generated by the personnel, at least the following factors must be considered: (i) significant failures in risk management committed by the Bank; (ii) the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the personnel responsible for those. Also, the breach of internal codes of conduct of the Bank; and (iv) irregular behaviors, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons that made those decisions.

        If the foregoing requirements are met on each delivery date, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

42. Other general administrative expenses

a)    Breakdown

        The breakdown of Other general administrative expenses is as follows:

	2015	2016	2017
Maintenance, conservation and repair	968	1,073	1,227
Technology and systems	2,334	2,555	2,790
Stationery and supplies	212	197	215
Advertising and communications	722	901	968
Rents	1,836	1,839	1,963
Administrative services	502	926	936
Taxes other than income tax	1,280	1,360	1,454
Surveillance and cash courier services	611	699	894
Insurance premiums	70	82	78
Travel costs	298	215	293
Other administrative expenses	1,322	1,336	1,871

	10,155	11,183	12,689

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

42. Other general administrative expenses (Continued)

b)    Other information

        The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors (PwC in 2016 and 2017 and Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited in 2015) are as follows:

	2015	2016	2017
Audit fees and audit-related fees (*)	40	58	72
Tax fees	2	—	1

	42	58	73

(*)
The audit-related fees amounted to 8 million pesos in 2016 and 14 million pesos in 2017.

43. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

        The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2015	2016	2017
Gains:
On disposal of tangible assets	7	20	6

	7	20	6

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures

a)    Remaining maturity periods

        The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2016, is as follows:

	12/31/2016
	On Demand	Less than 1 Month	1 to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Assets:
Cash and balances with the Central Bank	24,887	25,382	200	100	—	—	28,094	78,663
Financial assets held for trading
Debt instruments	—	31,784	5,697	9,197	50,667	33,703	9,805	140,853
Equity instruments	1,822	—	—	—	—	—	—	1,822
Trading derivatives	100	2,357	8,947	18,608	35,245	23,864	110,786	199,907
Other Financial Assets at Fair Value through Profit or Loss—
Loans and advances to credit institutions—Reverse repurchase Agreements	—	37,831	—	—	—	—	—	37,831
Loans and advances to customers—Reverse repurchase agreements	—	4,509	—	—	—	—	—	4,509
Available-for-sale financial assets—?
Debt instruments	—	34,360	1,985	581	76,096	16,358	24,938	154,318
Equity instruments	—	—	—	—	—	—	326	326
Loans and receivables—
Loans and advances to credit institutions	—	82,293	—	—	—	95	—	82,388
Loans and advances to customers	13,700	35,639	56,535	132,051	148,389	68,852	126,472	581,638
Debt instruments	—	—	—	904	—	—	10,568	11,472
Hedging derivatives	—	1	4	12	9,306	50	5,630	15,003

	40,509	254,156	73,368	161,453	319,703	142,922	316,619	1,308,730

Liabilities:
Financial liabilities held for trading—
Trading derivatives	464	4,539	4,680	20,777	36,497	27,166	111,567	205,690
Short positions	—	61,138	—	—	—	—	—	61,138
Other Financial Liabilities at Fair Value through Profit or Loss—
Deposits from the Central Bank	—	15,025	403	51	—	—	—	15,479
Deposits from credit institutions	—	25,155	—	—	—	—	—	25,155
Customer deposits	—	83,157	734	—	—	—	—	83,891
Marketable debt securities	—	92	1,142	2,476	6,085	2,540	—	12,335
Financial liabilities at amortized cost—
Deposits from credit institutions	39,428	15,871	22,331	2,591	14,070	5,031	—	99,322
Customer deposits	418,228	101,303	28,969	15,938	2,865	2,067	2,635	572,005
Marketable debt securities	—	19,493	5,506	17,447	6,014	5,700	23,508	77,668
Subordinated liabilities	—	664	—	—	—	—	36,912	37,576
Other financial liabilities	5	16,431	2,070	937	77	—	—	19,520
Hedging derivatives	6,318	152	23	138	499	1,863	5,294	14,287

	464,443	343,020	65,858	60,355	66,107	44,367	179,916	1,224,066

Difference (assets less liabilities)	(423,934)	(88,864)	7,510	101,098	253,596	98,555	136,703	84,664

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

        The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2017, is as follows:

	12/31/2017
	On Demand	Less than 1 Month	1 to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Assets:
Cash and balances with the Central Bank	21,539	8,054	—	—	—	—	28,094	57,687
Financial assets held for trading
Debt instruments	—	67,280	2,551	15,455	23,077	32,379	7,005	147,747
Equity instruments	2,562	—	—	—	—	—	—	2,562
Trading derivatives	9,118	2,738	4,223	11,273	25,527	28,714	83,668	165,261
Other Financial Assets at Fair Value through Profit or Loss—
Loans and advances to credit institutions—Reverse repurchase Agreements	—	46,087	—	—	—	—	—	46,087
Loans and advances to customers—Reverse repurchase agreements	—	5,618	—	—	—	—	—	5,618
Available-for-sale financial assets—
Debt instruments	—	18,693	59	35,567	58,067	21,987	30,574	164,947
Equity instruments	—	—	—	—	—	—	795	795
Loans and receivables—
Loans and advances to credit institutions	—	59,122	—	—	—	—	—	59,122
Loans and advances to customers	13,455	33,027	52,867	143,821	164,881	76,258	125,111	609,420
Debt instruments	—	—	—	—	—	1,378	9,380	10,758
Hedging derivatives	2,375	—	—	—	7,707	5,017	17	15,116

	49,049	240,619	59,700	206,116	279,259	165,733	284,644	1,285,120

Liabilities:
Financial liabilities held for trading—
Trading derivatives	9,320	2,333	3,059	13,769	26,343	25,818	90,640	171,282
Short positions	—	68,443	—	—	—	—	—	68,443
Other Financial Liabilities at Fair Value through Profit or Loss—
Deposits from the Central Bank	—	22,417	—	—	—	—	—	22,417
Deposits from credit institutions	—	5,942	—	—	—	—	—	5,942
Customer deposits	—	81,009	781	—	—	—	—	81,790
Marketable debt securities	—	586	1,146	4,907	3,368	497	—	10,504
Financial liabilities at amortized cost—
Deposits from credit institutions	14,828	35,815	2,127	2,368	11,094	7,475	2,808	76,515
Customer deposits	422,495	102,395	39,643	38,355	3,060	1,939	889	608,776
Marketable debt securities	—	20,138	7,583	29,734	47	25,141	3,149	85,792
Subordinated liabilities	—	650	—	—	—	—	35,235	35,885
Other financial liabilities	42	5,543	6,306	904	34	634	—	13,463
Hedging derivatives	—	—	—	145	2,070	1,630	7,246	11,091

	446,685	345,271	60,645	90,182	46,016	63,134	139,967	1,191,900

Difference (assets less liabilities)	(397,636)	(104,652)	(945)	115,934	233,243	102,599	144,677	93,220

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

b)    Undiscounted contractual maturity periods

        The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2016, is as follows:

	12/31/2016
	On Demand	Less than 1 Month	1 to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Financial liabilities at amortized cost:
Deposits from credit institutions	39,428	16,047	22,718	3,399	15,511	5,410	—	102,513
Customer deposits	418,228	101,736	29,421	16,773	3,436	2,422	3,430	575,446
Marketable debt securities	—	19,788	6,167	19,844	9,219	8,358	29,925	93,301
Subordinated liabilities	—	852	376	1,692	4,512	4,512	52,704	64,648
Other financial liabilities	5	16,431	2,070	937	77	—	—	19,520

	457,661	154,854	60,752	42,645	32,755	20,702	86,059	855,428

        The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2017, is as follows:

	12/31/2017
	On Demand	Less than 1 Month	1 to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Financial liabilities at amortized cost:
Deposits from credit institutions	14,828	36,126	2,518	3,820	13,721	8,739	5,052	84,804
Customer deposits	422,495	103,171	40,737	40,802	3,770	2,286	1,325	614,586
Marketable debt securities	—	20,589	8,617	33,392	3,618	28,706	4,141	99,063
Subordinated liabilities	—	847	392	1,768	4,713	4,713	48,697	61,130
Other financial liabilities	42	5,543	6,306	904	34	634	—	13,463

	437,365	166,276	58,570	80,686	25,856	45,078	59,215	873,046

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

c)     Foreign currency balances

        The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2016		12/31/2017
	Assets	Liabilities	Assets	Liabilities
Cash and balances with the Central Bank	2,110	—	2,987	—
Debt instruments (Note 9)	86,253	—	122,786	—
Equity instruments (Note 10)	—	—	—	—
Loans and advances to credit institutions (Note 8)	60,590	—	35,898	—
Loans and advances to customers	92,198	—	69,879	—
Other assets	456	—	561	—
Marketable debt securities (Note 21)	—	22,942	—	27,508
Subordinated liabilities	—	37,635	—	35,926
Derivatives	—	13,201	—	48,926
Deposits from credit institutions (Note 19)	—	38,113	—	4,527
Customer deposits (Note 20)	—	116,706	—	105,929
Other financial liabilities	—	5,730	—	2,328
Provisions	—	1	—	—
Other liabilities	—	1,049	—	1,221

d)    Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.      Financial assets measured at other than fair value

        The following table sets out the fair values of financial assets not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

        Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

        As of December 31, 2016

Assets	Level 1	Level 2	Level 3	Total fair values	Total carrying amount
Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	53,776	—	—	53,776	53,776
Loans and advances to credit institutions (Note 8)	51,491	—	30,896	82,387	82,388
Loans and advances to customers (Note 12)	3,214	—	602,736	605,950	581,638
Debt instruments (unlisted) (Note 9)	—	—	11,472	11,472	11,472

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

        As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total fair values	Total carrying amount
Financial assets at amortized cost:
Balances with the Central Bank (Note 7)	36,148	—	—	36,148	36,148
Loans and advances to credit institutions (Note 8)	34,542	—	24,580	59,122	59,122
Loans and advances to customers (Note 12)	2,587	—	636,713	639,300	609,420
Debt instruments (unlisted) (Note 9)	—	—	10,758	10,758	10,758

ii.     Financial liabilities measured at other than fair value

        The following table sets out the fair values of financial liabilities not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized.

        Except as detailed in the following table, the Bank considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

        As of December 31, 2016

Liabilities	Level 1	Level 2	Level 3	Total fair values	Total carrying £amount
Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	33,474	62,750	2,621	98,845	99,322
Customer deposits (Note 20)	14,456	559,031	—	573,487	572,005
Marketable debt securities (Note 21)	20,245	57,082	—	77,327	77,668
Subordinated liabilities (Note 22)	36,910	—	—	36,910	37,576
Other financial liabilities (Note 23)	19,520	—	—	19,520	19,520

        As of December 31, 2017

Liabilities	Level 1	Level 2	Level 3	Total fair values	Total carrying amount
Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	31,157	42,988	2,316	76,461	76,515
Customer deposits (Note 20)	13,867	594,592	—	608,459	608,776
Marketable debt securities (Note 21)	20,330	66,168	—	86,498	85,792
Subordinated liabilities (Note 22)	37,434	—	—	37,434	35,885
Other financial liabilities (Note 23)	13,463	—	—	13,463	13,463

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

        The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

  •
  Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given because they are mainly composed by the compulsory deposit required by the Central Bank.

  •
  Loans and receivables at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

  •
  Loans and receivables at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the loan portfolio for the allowance of future flows and current loan portfolio conditions (net commissions, operating expenses, medium-term, etc.).

  •
  Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

  •
  Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

  •
  Financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

  •
  Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

  •
  Other financial liabilities: Their fair value has been estimated to be equal to their amortized cost since they are mainly composed by short-term balances.

e)     Significant restrictions

        See Note 48.b for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2017.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

44. Other disclosures (Continued)

f)     Restriction on accumulated reserves distribution

        As of December 31, 2016 and 2017, the Bank did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (10,399 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2016 and 10,683 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2017) and the remeasurement of defined benefit obligation. In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

45. Operating segments

        The Bank has three operating segments, as described below:

  •
  Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

  •
  Global Corporate Banking: this segment reflects the Global Corporate Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate banking activities include products and services for our corporate customers, such as investment banking and project finance.

  •
  Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

        The Bank does not have any customers that individually accounted for 10% or more of the Bank's interest and similar income for 2015, 2016 and 2017.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

45. Operating segments (Continued)

        The 2015 consolidated income statement and other significant data are as follows:

2015	Retail Banking	Global Corporate Banking	Corporate Activities	Total
Net interest income	37,514	4,060	1,414	42,988
Dividend income	—	24	80	104
Net fee and commission income	11,839	1,786	7	13,632
Gains/(losses) on financial assets and liabilities and exchange differences (net)	866	1,060	584	2,510
Other operating income/(expenses)	(2,101)	(466)	29	(2,538)

Total income	48,118	6,464	2,114	56,696

Administrative expenses	(18,647)	(1,956)	(177)	(20,780)
Depreciation and amortization	(1,759)	(94)	(10)	(1,863)
Impairment losses on financial assets (net)	(15,081)	(960)	—	(16,041)
Impairment losses on other assets (net)	—	—	—	—
Provisions (net)	265	—	(7)	258
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	7	7
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	91	91

Operating profit before tax	12,896	3,454	2,018	18,368

Income tax				(4,304)

Profit for the year				14,064

Profit attributable to the Parent				14,051

Profit attributable to non-controlling interest				13

Total assets	473,399	524,098	178,337	1,175,834

Total liabilities	404,431	414,004	249,641	1,068,076

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

45. Operating segments (Continued)

        The 2016 consolidated income statement and other significant data are as follows:

2016	Retail Banking	Global Corporate Banking	Corporate Activities	Total
Net interest income	42,277	4,899	1,954	49,130
Dividend income	—	—	94	94
Net fee and commission income	12,211	1,749	(20)	13,940
Gains/(losses) on financial assets and liabilities and exchange differences (net)	721	2,682	359	3,762
Other operating income/(expenses)	(2,104)	(649)	(122)	(2,875)

Total income	53,105	8,681	2,265	64,051

Administrative expenses	(19,955)	(2,440)	(260)	(22,655)
Depreciation and amortization	(1,890)	(158)	(10)	(2,058)
Impairment losses on financial assets (net)	(15,955)	(706)	—	(16,661)
Provisions (net)	(75)	(29)	(777)	(881)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	20	20
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	71	71

Operating profit before tax	15,230	5,348	1,309	21,887

Income tax				(5,351)

Profit for the year				16,536

Profit attributable to the Parent				16,536

Profit attributable to non-controlling interest				—

Total assets	519,589	588,596	242,752	1,350,937

Total liabilities	475,625	564,131	205,954	1,245,710

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

45. Operating segments (Continued)

        The 2017 consolidated income statement and other significant data are as follows:

2017	Retail Banking	Global Corporate Banking	Corporate Activities	Total
Net interest income	47,969	5,295	2,580	55,844
Dividend income	—	5	145	150
Net fee and commission income	13,047	1,758	8	14,813
Gains/(losses) on financial assets and liabilities and exchange differences (net)	786	2,532	146	3,464
Other operating income/(expenses)	(2,136)	(505)	(304)	(2,945)

Total income	59,666	9,085	2,575	71,326

Administrative expenses	(22,377)	(2,759)	(301)	(25,437)
Depreciation and amortization	(2,317)	(204)	(12)	(2,533)
Impairment losses on financial assets (net)	(17,763)	(1,057)	—	(18,820)
Provisions (net)	(98)	20	(359)	(437)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	6	6
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	69	69

Operating profit before tax	17,111	5,085	1,978	24,174

Income tax				(5,496)

Profit for the year				18,678

Profit attributable to the Parent				18,678

Profit attributable to non-controlling interest
Total assets	551,250	531,295	246,646	1,329,191

Total liabilities	521,787	521,284	170,710	1,213,781

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

46. Related-party transactions

Transactions with related parties

        The parties related to the Bank are deemed to include, in addition to its subsidiaries and jointly controlled entities, the Bank's key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

        The Bank also considers the companies that are part of the Santander Bank worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander (Spain).

        Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into the following categories:

Ultimate Parent Company

        This category includes balances with Banco Santander (Spain).

Santander Group Companies

        This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

        The information related to directors, executive officers and other key management personnel is detailed in Note 6.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

46. Related-party transactions (Continued)

        Related-party transactions were made on terms equivalent to those prevailing in arm's-length transactions.

	12/31/2016		12/31/2017
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies
ASSETS:
Financial assets held for trading—
Trading derivatives—
Of which—
Banco Santander, S.A. (Spain)	90,418	—	73,593	—
Abbey National Treasury Services plc.	—	2,352	—	12
Other	—	2	—	2
Other financial assets at fair value through profit or loss—
Loans and advances to credit to customers—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	1,283	—	2,090
Other	—	1	—	—
Available for sale financial assets—
Of which—
Grupo Financiero Santander México, S.A.B. de C.V.	—	233	—	248
Loans and receivables—
Loans and advances to credit institutions—
Of which—
Banco Santander, S.A. (Spain)	281	—	997	—
Banco Santander Rio, S.A.	—	223	—	194
Loans and advances to customers—
Of which—
Santander Capital Structuring, S.A. de C.V.	—	—	—	1,176
Produban Servicios Informáticos Generales, S.L.	—	1,154	—	1,674
Key management personnel	—	1,471	—	3,666
Other intangible assets—
Of which—	—		—
Isban México, S.A. de C.V.	—	2,364	—	2,811
Produban Servicios Informáticos Generales, S.L.	—	478	—	533
Ingeniería de Software Bancario, S.L.	—	412	—	443
Santander Back-Offices Globales Mayoristas, S.A.	—	74	—	74
Isban Brasil, S.A.	—	11	—	11
Other assets—
Of which—
Santander Issuances, S.A.	—	251	—	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	—	—	21
Abbey National Treasury Services plc	—	—	—	76
Zurich Santander Seguros México, S.A.	—	976	—	1,053
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	171	—	156
Other	—	25	—	12

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

46. Related-party transactions (Continued)

	12/31/2016		12/31/2017
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies
LIABILITIES AND EQUITY:
Financial liabilities held for trading—
Trading derivatives—
Of which—
Banco Santander, S.A. (Spain)	58,537	—	43,827	—
Banco Santander International	—	64	—	25
Abbey National Treasury Services plc.	—	1,659	—	75
Other	—	2	—	—
Short positions—
Of which—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	2,646	—	5,002
Other financial liabilities at fair value through profit or loss—
Customer deposits—Repurchase agreements
Of which—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	22,162	—	19,333
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	1,651
Grupo Financiero Santander México, S.A.B. de C.V.	—	—	—	71
Other	—	—	—	5
Financial liabilities at amortized cost—
Deposits from credit institutions—
Of which—
Banco Santander, S.A. (Spain)	33,209	—	32,559	—
Other	—	18	—	75
Subordinated liabilities—
Of which—
Banco Santander, S.A. (Spain)	22,661	—	21,738	—
Grupo Financiero Santander México, S.A.B. de C.V.	—	10,298	—	9,831
Customer deposits—
Of which—
Abbey National Treasury Services plc.	—	683	—	—
Isban México, S.A. de C.V.	—	653	—	515
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	18	—	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	10	—	—
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	—	—	145
Grupo Financiero Santander México, S.A.B. de C.V.	—	193	—	176
Santander Global Facilities, S.A. de C.V.	—	426	—	620
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	153	—	179
Produban Servicios Informáticos Generales, S.L.	—	51	—	406
Grupo Alcanza, S.A. de C.V.	—	138	—	—
Santander Capital Structuring, S.A. de C.V.	—	—	—	186
Other(*)	—	1,072	—	234
Marketable debt securities—
Of which—
Banco Santander, S.A. (Spain)	1,016	—	1,182	—
Other	—	28	—	15
Other financial liabilities—
Of which—
Banco Santander, S.A. (Spain)	3	—	1,366	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	360	—	59
Santander Investment Securities Inc.	—	48	—	—
Santander Global Facilities, S.A. de C.V.	—	45	—	—
Other	—	43	—	66
Other liabilities—
Of which—
Banco Santander, S.A. (Spain)	1,733	—	—	—
Produban Servicios Informáticos Generales, S.L.	—	352	—	409
Isban México, S.A. de C.V.	—	188	—	184
Santander Back-offices Globales Mayorista, S.A.	—	10	—	18
Ingenieria de Software Bancario, S.L.	—	19	—	75
Other	—	18	—	4

(*)
As of December 31, 2016 and 2017, includes 822 and 52 million pesos, respectively, related to key management personnel transactions.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

46. Related-party transactions (Continued)

	2015		2016		2017
	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies	Ultimate Parent Company	Santander Group Companies
INCOME STATEMENT:
Interest income and similar income—
Of which—
Banco Santander, S.A. (Spain)	5	—	5	—	—	—
Produban Servicios Informáticos Generales, S.L.	—	45	—	52	—	86
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	37	—	57	—	95
Santander Capital Structuring, S.A. de C.V.	—	22	—	—	—	—
Other	—	1	—	2	—	93
Interest expenses and similar charges—
Of which—
Banco Santander, S.A. (Spain)	1,026	—	1,275	—	1,440	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	637	—	1,316	—	1,449
Grupo Financiero Santander México, S.A.B. de C.V.	—	9	—	9	—	16
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	12
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	9	—	7
Santander Global Facilities, S.A. de C.V.	—	—	—	11	—	28
Isban México, S.A. de C.V.	—	12	—	24	—	28
Other	—	10	—	9	—	35
Fee and commission income—
Of which—
Banco Santander, S.A. (Spain)	171	—	6	—	7	—
Santander Investment Securities Inc.	—	7	—	—	—	10
Zurich Santander Seguros México, S.A.	—	3,929	—	4,165	—	4,219
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,363	—	1,647	—	1,585
Other	—	4	—	16	—	9
Fee and commission expense—
Of which—
Banco Santander, S.A. (Spain)	1	—	19	—	15	—
Santander Global Facilities, S.A. de C.V.	—	131	—	—	—	15
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	92	—	—	—	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	—	—	—	41	—	—
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	—	—	52	—	66
Santander Investment Securities Inc.	—	—	—	62	—	—
Other	—	—	—	11	—	—
Gains/(losses) on financial assets and liabilities (net)—
Of which—
Banco Santander, S.A. (Spain)	813	—	24,211	—	(4,346)	—
Abbey National Treasury Services plc.	—	622	—	(280)	—	(739)
Other	—	(194)	—	(44)	—	19
Other operating income
Of which—
Santander Global Facilities, S.A. de C.V.	—	62	—	52	—	46
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	26	—	—	—	28
Zurich Santander Seguros México, S.A.	—	2	—	—	—	—
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	7	—	—	—	—
Other	—	3	—	39	—	10
Administrative expenses—
Of which—
Banco Santander, S.A. (Spain)	—	—	—	—	66	—
Produban Servicios Informáticos Generales, S.L.	—	1,377	—	1,663	—	1,601
Isban México, S.A. de C.V.	—	92	—	178	—	188
Santander Global Facilities, S.A. de C.V.	—	259	—	206	—	366
Ingeniería de Software Bancario, S.L.	—	110	—	151	—	165
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	—	—	52	—	53
Santander Back-offices Globales Mayorista, S.A.	—	—	—	26	—	61
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	58	—	54	—	—
Geoban, S.A.	—	76	—	78	—	77
Aquanima México, S. de R.L. de C.V.	—	47	—	43	—	45
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	110	—	119
Other	—	131	—	49	—	34

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

46. Related-party transactions (Continued)

        As mentioned in Note 3, on November 22, 2017 the Bank acquired from the Brokerage House 14,176,749 shares of Bolsa Mexicana de Valores, S.A.B. de C.V. for an amount of 449 million pesos.

47. Risk management

a)    Cornerstones of the risk function

        The Bank has considered that the risk function should be based on the following cornerstones, which are in line with the Bank's strategy and its business model and in addition take into account the regulatory and supervisory requirements, as well as the best market practices:

  •
  An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Bank to maintain a medium-low risk profile, through a risk appetite defined by the Board of Directors and the identification and assessment of all risks.

  •
  Lines of defense that enable risk to be managed at source, controlled and monitored, in addition to an independent assessment.

  •
  Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels

  •
  All risks are managed using advanced models and tools.

  •
  A risk culture integrated throughout the organisation, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.

1.     Risk map

        The risk map covers the main risk categories in which the Bank has its most significant current and/or potential exposures, thus facilitating the identification thereof.

        The risk map includes the following:

  •
  Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Bank has either directly provided credit or for which it has assumed a contractual obligation.

  •
  Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book .

  •
  Liquidity risk: risk that the Bank does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost .

  •
  Structural risk: risk arising from the management of different balance sheet items, not only in the banking book but also in relation to pension activities.

  •
  Capital risks: risk of the Bank not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  Operational risk: defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

  •
  Conduct risk: risk arising from practices, processes or behaviors which are not adequate or compliant with internal regulation, legal or supervisory requirements.

  •
  Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

  •
  Model risk: risk of loss arising from inaccurate predictions, causing the Bank to make suboptimal decisions, or from a model being used inappropriately.

  •
  Strategic risk: risk of loss or damage arising from strategic decisions or their poor implementation, that impact the long term interests of our key stakeholders, or from an inability to adapt to external developments.

2.     Risk governance

        For the proper development of the risk function, the Bank has a strong governance policy in place to ensure that the risk decisions taken are appropriate and efficient and that they are effectively controlled within the established risk appetite framework.

        The Chief Risk Officer (CRO) oversees this function within the bank, advises and challenges the executive line and also reports independently to the Board of Directors.

2.1   Lines of defense

        The Bank's risk management and control model is based on three lines of defense.

        The business functions and all support funcionts that generate risk exposure comprise the first line of defense. The role of these functions is to establish a management structure for the risks that are generated as part of their activity ensuring that these remain within the approved appetite risk and the established limits.

        The second line of defense is composed by the risk control function, and the compliance and conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities performed by the first line of defense.

        These functions are responsible for ensuring that the risks are managed in accordance with the risk appetite defined by the Board of Directors and to foster a strong risk culture across the Bank. They must also provide guidance, advice and expert opinion in all key risk-related matters.

        Internal audit as the third line of defense. As the last layer of control, regularly assesses policies, methods and procedures to ensure they are adequate and are being implemented effectively in the management and control of all risks.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The risk control, compliance and conduct and internal audit functions are sufficiently separated and independent from each other and regarding to other functions they control or supervise for the performance of their duties, and they have access to the Board of Directors and/or its committees, through their maximum responsibles.

2.2   Risk committee structure

        Responsibility for the control and management of risk and, in particular, for the setting of the Bank's risk appetite, rests ultimately in the Board of Directors, which has delegated its powers to committees classed as independent control bodies or decision-making bodies. The Board of Directors is supported by the comprehensive risk management committee. In addition, the Bank's executive risk committee pays particular attention to the management of all the Bank's risks.

        The following bodies form the highest level of risk governance:

  Independent control bodies

  Comprehensive risk management committee

        This collegiate body is responsible for the effective risk control, ensuring that all risks are managed in accordance with the risk appetite level approved by the Board of Directors, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Bank's risk profile.

        This committee is chaired by the CRO and is composed of executives directors of the Bank. The risk function, which chairs the committee, as well as the functions of compliance and conduct, financial accounting and control, and management control are represented, among others.

  Decision-making bodies

  Executive risk committee

        This collegiate body is responsible for risk management pursuant to the powers delegated by the Board of Directors and, in its sphere of action and decision-making, oversees all risks.

        It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Bank's risk appetite and reports on its activities to the Board of Directors or its committees when so required.

        This committee is chaired by an executive deputy chairman of the Board of Directors and comprises the CEO, executive officers and other executives of the Bank. The risk function, finance and compliance and conduct, among others, are represented. The CRO has a right to veto the decisions taken by this committe.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

3.     Management processes and tools

3.1   Risk appetite and limits structure

        Risk appetite is defined as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Bank can mantain its ordinary activity in the eveny of unexpected circumstances.

        For the latter, severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

        The Board of Directors is the body responsible for annually setting and updating the risk appetite, for monitoring the Bank's risk profile and ensuring consistency between both of them.

        The risk appetite is determined both for the Bank as a whole and for each of the main business units using a methodology adapted to the circumstances of each business unit. The Board of Directors is responsible for approving the respective risk appetite proposals.

  Corporate risk appetite principles

        The following principles govern the Bank's risk appetite:

  •
  Responsibility of the Board of Directors and of executive officers. The Board of Directors is the maximum body responsible for setting the risk appetite and its regulation support, as well as supervising its compliance.

  •
  Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

  •
  Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment, as well as in the medium term, taking into account both the most plausible circumstances and the stress scenarios.

  •
  Alignment with strategic and business plans and management integration (3 year plan, annual budget, internal capital, liquidity adequacy assessment processes). The risk appetite is a benchmark in strategic and business planning and is integrated.

  •
  Coherence in the risk appetite of the various business units and common risk language throughout the Bank.

  •
  Regular review, continuous backtesting and best practices and regulatory requirements adaptation.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  Limits, monitoring and control structure

        The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each business unit of the Bank or the Bank as a whole is willing to assume.

        Fulfilling the risk appetite limits is continuously monitored. The specialized control functions report at least every quarter to the Board of Directors and its executive risk committee on the risk profile adequacy with the authorized risk appetite.

        Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool

  Pillars of the risk appetite

        The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that the Bank wants to adopt or maintain in the development of its business model.

  •
  The volatility in the consolidated income statement that the Bank is willing to accept.

  •
  The solvency position the Bank wants to maintain.

  •
  The minimum liquidity position the Bank wants to have.

  •
  The maximum levels of concentration that the Bank considers reasonable to admit.

  •
  Non-financial and transversal risks.

3.2   Risk identification and assessment (RIA)

        The Bank carries out the identification and assessment of the different risks it is exposed to involving the different lines of defense to strengthen its advanced and proactive risk management practice, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and being also a risk culture transmission mechanism.

        The function includes all the risk identification and assessment processes, as well as its integration within the Bank's risk profile, its business units and activities, thereby keeping the risk map up to date.

        In addition to identifying and assessing the Bank's risk profile by risk type and business unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks that compose it:

  •
  Risk performance, enabling understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  Assessment of the control environment, measuring the degree of implementation of the target operating model, pursuant to advanced standards.

  •
  Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top Risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

    In 2017, the function evolved along three main lines, ensuring the simplification and reinforcement of interaction among the communities of control and the completeness of the risk profile:

  •
  Update of the control environment standards based on industry performance, internal management models and regulatory requirements:

  i.
  Homogeneous conceptual architecture developed to enable consistent analysis and assessments, and to simplify dataexecution/exploitation, as well as the reporting to Management.

  ii.
  Environment control assessments simplification.

  iii.
  Greater involvement of the different stakeholders of the communities of control, particularly risk functions, corporate risk control functions and internal audit.

  iv.
  Prioritization of areas for improvement identified according to their materiality.

  •
  New technology platform to facilitate data use and process implementation:

  i.
  Manual processes automatization.

  ii.
  Real time access to information in the different business units and for all stakeholders.

  iii.
  Internal technology solution with improved data safety and enhaced user experience.

  iv.
  Information reporting module to design and produce ad hoc reports

  •
  Wider scope by risk type.

3.3   Scenario analysis

        The Bank conducts advanced risk management by analyzing the impact that different scenarios could trigger in the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that affect management.

        Scenario analysis is a very robust and useful tool for Bank's Management. It enables the assessment of Bank's resistance to stressed environments or scenarios and puts into force a set of measures that reduce its risk profile to these scenarios. The objective is to maximize the stability of the consolidated income statement and capital and liquidity levels.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The robustness and consistency of the scenario analysis exercises are based on the following pillars:

  •
  Developing and integrating mathematical models that estimate the future evolution of metrics (e.g. credit losses) based on both historic information (internal to the Bank and external from the market), as well as simulation models.

  •
  Inclusion of expert judgment and know-how of portfolios, questioning and backtesting the models results.

  •
  The backtesting of the models results against the observed data, ensuring that the results are adequate.

  •
  The governance of the whole process, covering the models, scenarios, assumptions and rationale of the results, and their impact on management.

        From January 1, 2018, the processes, models and scenario analysis methodology will be included in the new regulatory requirements (IFRS 9).

        The main uses of scenario analysis are as follows:

  •
  Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the various regulators that supervise the Bank.

  •
  Internal capital (ICAAP) or internal liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

  •
  Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not want to exceed.

  •
  Recurrent risk management in different processes/tests:

  •
  Budgetary and strategic planning process, in the generation of commercial policies for risk approval, in the risk analysis made by Management and in specific analyses of activities and portfolios.

  •
  Identification of potential risks (Top risks). After a systematic process to identify and assess all the risks to which the Bank is exposed, the Top risks are selected and the Bank's risk profile is established. Each Top risk has an associated macroeconomic or particular scenario. To assess the impact of these risks on the Bank, internal scenario analysis and stress testing models and methodologies are employed.

  •
  Recovery plan performed annually to establish the available measures the Bank will have, in order to survive an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include particular and/or systemic events that are relevant for the Bank.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

b)    Credit risk

1.     Introduction to the treatment of credit risk

        Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Bank has either directly provided credit or for which it has assumed a contractual obligation.

        The Bank's risks function is organized on the basis of three types of customers:

  •
  The individuals segment includes all physical persons, except for those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

  •
  The SMEs, commercial banking and institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and private sector non-profitable entities.

  •
  The Global Corporate Banking—consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business type, countries of operation, product types, volume of revenues it represents for the Bank, etc.).

        The Bank has a mainly retail profile, with more than 79% of its total risk exposure being generated by its commercial banking business.

2.     Credit risk map and credit risk parameters

        The profile of the credit risk assumed by the Bank is characterized by retail banking operations.

        Certain information regarding maximum credit risk exposure is included in Note 12.f.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

2.1   Credit risk map—2016 and 2017

        The following table shows the Bank's maximum credit risk exposure by type of product of Loans and advances to customers as of December 31, 2016 and 2017, without recognizing the availability of collateral or other credit enhancements to guarantee compliance:

			Change December 31, 2017 vs. December 31, 2016
Credit Risk Exposure to Customers	12/31/2016	12/31/2017	Millions of Pesos	%
Payroll loans	27,315	29,844	2,529	9.26%
Personal loans	21,990	23,291	1,301	5.92%
Automotive	37	247	210	567.57%
Credit cards	51,537	54,372	2,835	5.50%
Mortgages	132,414	134,196	1,782	1.35%
SMEs	67,895	72,279	4,384	6.46%
Middle-market corporations	148,385	166,783	18,398	12.40%
Institutions	33,101	34,766	1,665	5.03%
Global corporate clients	121,356	116,189	(5,167)	(4.26)%
Guarantees and documentary credits	62,065	78,812	16,747	26.98%

	666,095	710,779	44,684	6.71%

        For financial assets recognized in the consolidated balance sheet, credit risk exposure is equal to the carrying amount excluding impairment losses.

        The maximum exposure to credit risk on financial guarantees is the maximum for which the Bank would be liable if these guarantees were called in.

3.     Credit risk from other standpoints

3.1   Credit risk from financial market operations

        This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Operations are developed through money market financial products with different financial institutions and through counter-party risk products which serve the Bank's clients.

        The counterparty credit risk is the risk that the client in an operation could default before the definitive settlement of the cash flows of the operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, operations with deferred settlement and financing of guarantees.

        There are two methodologies for measuring this exposure: i. mark to market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add on) and ii. the calculation of exposure using Monte Carlo simulation for products. The capital at risk or unexpected loss is also

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

        After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc), so that the exposures can be controlled directly against the limits approved by Management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity to be known at each moment.

3.2   Concentration risk

        The concentration risk control is a vital part of management. The Bank continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographical areas, economic sectors, products and groups of customers.

        The Board of Directors, via the risk appetite, determines the maximum levels of concentration. In line with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration of credit risk portfolios. The concentration risk is subject to CNBV regulations on "Large Exposures" as follows:

  a)
  As of December 31, 2016 and 2017, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 10% of the Bank's Basic Capital (of the month immediately preceding the reporting date).

  b)
  As of December 31, 2016, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 73,072 million pesos and represent 83.30% of the Bank's Basic Capital.

  c)
  As of December 31, 2017, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 48,729 million pesos and represent 54.6% of the Bank's Basic Capital.

3.3   Sovereign risk and exposure to other public sector entities

        Sovereign risk exposure arises mainly from the Bank's obligations to maintain certain compulsory deposits in the Central Bank, the establishment of deposits with liquidity excess and fixed-income portfolios held as part of the structural interest rate risk management strategy for the consolidated balance sheet and treasury trading books. The vast majorities of such exposures are in pesos and are funded through repurchase agreements or customer deposits denominated in pesos.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

4.     Credit risk cycle

        The risk cycle has three phases: pre-sale, sale and post-sale:

  •
  Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank's risk appetite, approval of new products, risk analysis and credit rating process and limit setting.

  •
  Sale: this is the decision-making phase for both pre-classified and specific transactions.

  •
  Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

        Each of these phases is associated with specific decision models established for decision-making in line with the business objectives and credit policies defined by the Bank. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning.

4.1   Planning

Identification

        The identification of credit risk is a key component for the active management and an effective control of portfolios. The identification and classification of external and internal risk in each business allows corrective and mitigating measures to be adopted.

Strategic Commercial Plans

        Strategic commercial plans (SCPs) are a basic management and control tool for the Bank's credit portfolios. The plans are prepared jointly by the commercial and risk area, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Bank's credit portfolios to be drawn up.

        Planning allows business targets to be set and specific action plans to be established, within the risk appetite defined by the Bank, and these targets to be met by assigning the necessary means (models, resources, systems).

        The comprehensive management of the SCPs means that an up-to-date view of the credit quality of the portfolios is available at all times, credit risk can be measured, internal controls carried out, in addition to regular monitoring of the planned strategies, to anticipate deviations and identify significant changes in risk and their potential impact, along with the application of corrective measures.

        SCPs are approved and validated by the executive risks committee. The regular monitoring, established by the governance in place, is also performed by the executive risks committee.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

Scenario analysis

        Credit risk scenario analysis enables Management to better understand the portfolio's evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the allowance for impairment losses made and the capital to stress scenarios.

        Scenario analysis is applied to all of the Bank's significant portfolios, usually over a three year horizon. The process involves the following main stages:

  •
  Definition of benchmark scenarios, both central or most likely scenarios (baseline), as well as economic scenarios that although less likely to occur can be more adverse (stress scenarios).

  •
  Determination of the value of the risk parameters and metrics (PD, LGD, etc.) for the scenarios defined.

  •
  Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, allowance for impairment losses, ratios, etc.).

  •
  Adaptation of the new projection methodology to the new regulatory requirements (IFRS 9), with an impact on the estimation of the expected loss associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, allowance for impairment losses, etc.).

  •
  Analysis and rationale for the credit risk profile evolution at portfolio, segment, business unit and Bank level in in the face of different scenarios and compared to previous years.

  •
  Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

  •
  A series of controls and comparisons are run to ensure that the controls and backtesting are adequate, thus completing the process.

        The entire process takes place within a governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Bank's Management in gathering knowledge and in their decision making.

4.2   Risk analysis and credit rating process

        Generally speaking, risk study consists of analyzing a customer's capacity to meet their contractual commitments with the Bank and other creditors. This entails analyzing the customer's credit quality on a short and medium term horizon, risk operations, solvency and expected return on the basis of the risk assumed.

        With this objective, the Bank uses customer credit decision models in all segments in which it operates: Global Corporate Banking (sovereign, financial institutions and corporate companies), commercial banking, institutions, SMEs and individuals.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The decision models applied are based on credit rating drivers. These models and drivers are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

  •
  Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst's expert judgment. Used for Global Corporate Banking, commercial banking and institutions segments treated on an individual basis.

  •
  Scoring: an automatic assessment system for credit applications. It automatically assigns an individual assessment for the customer for subsequent decision making. There are two types: approval or performance and it is used in the SMEs segment treated on a standard basis.

        The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The reviews are increased in the case of customers who reach certain levels previously determined in the automatic warning systems and who are classified as special watch.

4.3   Establishment of limits, pre-classifications and pre-approvals

        This process establishes the risk that each customer is able to assume. These limits are set jointly by the business units and the risk area and have to be approved by the executive risk committee and reflect the expected risk-return by the business unit.

        Different models are used according to the segment:

  •
  A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a customer or group can assume, in terms of amount or maturity.

  •
  For commercial banking and institutions that meet certain requirements (high knowledge, rating, etc.) a more simplified preclassification model is used.

  •
  For SMEs and individuals, in specific situations where a series of requirements are met, pre-approved operations are established for customers, or pre-approved operations for potential customers (campaigns and policies to encourage the use of limits).

4.4   Transaction decision-making

        The sale phase is determined by the decision-making process which analyzes and resolves operations. Approval by the risk area is a prior requirement before contracting any risk operation. All decisions regarding risk must consider the risk appetite, limits and management policies defined in the planning stage, in addition to other factors relevant to the risk and profitability equilibrium.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        According to the segment, decision-making follows different procedures:

  •
  For Global Corporate Banking, and according to the prior limit-setting phase, two types of decision will be available: (1) automatic, provided there is capacity for the proposed transaction (in terms of amount, product, maturity and other conditions) within the limits set under the pre-classification framework, (2) approval from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

  •
  For commercial banking and institutions, approval is required from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

  •
  In terms of individual customers and SMEs with low turnover, large volumes of credit operations can be managed more easily with the use of automatic decision models for classifying the customer/transaction binomial.

Credit risk mitigation techniques

        The Bank applies various credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

        The different mitigation techniques can be grouped into the following categories:

Personal guarantees

        This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Bank. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognized, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Collateral

        These are assets that are subject to compliance with the guaranteed obligation. They can be provided by the customer or by a third party. The real goods or rights used for the guarantee may be financial (cash, securities deposits, gold, etc.) or non-financial (property, other moveable property, etc.). Therefore, guarantees can be in the form of:

  •
  Pledges / financial assets: cash, debt/equity instruments or other financial assets received as the guarantee.

    A very important example of a real financial guarantee is the collateral, which is used for the purpose (as with the netting technique) of reducing counterparty risk. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

    between them. The operations subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

  •
  Real estate mortgages: real estate assets used in transactions with an ordinary or maximum mortgage guarantee. There are regular appraisal processes, based on real market values, for the different types of property, which meet the requirements established by the CNBV.

  •
  Other real guarantees: any other type of real guarantee.

        As a general rule, the repayment capacity is the most important aspect in decisions on the acceptance of risks, although this is no impediment to seek the highest level of real or personal guarantees. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set by the CNBV can be taken into consideration.

        Implementation of the mitigation techniques follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

Netting by counterparty

        The concept of netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as the ISDA or similar.

        It consists of aggregating the positive and negative market values of derivatives transactions that the Bank has with a certain counterparty, so that in the event of default it owes (or the Bank, if the netting off is negative) a single net figure and not a series of positive or negative values corresponding to each of operation with the counterparty.

        An important aspect of framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with the same counterparty.

4.5   Monitoring / Anticipation

        All customers must be monitored in an ongoing and holistic manner that enables the earliest detection possible of any incidents that may arise in relation to risk impacting the customer's credit rating, so that specific measures (predefined or ad-hoc) can be implemented to correct any deviations that could have a negative impact for the Bank. This responsibility is shared by the commercial and risk functions.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        Monitoring is carried out by the risk team, supplemented by internal audit. It is based on customer segmentation:

  •
  In the commercial banking, institutions and SMEs with individual treatment, the function consists of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analyzing indicators.

  •
  In the individual customers, businesses and SMEs with a low turnover segment monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

Measurement and control

        In addition to the monitoring of customer's credit quality, the Bank establishes the control procedures needed to analyze portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

        The function is developed through an integrated and holistic vision of credit risk, establishing as the main elements the control by business units, management models, products, etc., facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

        Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Bank and in line with its risk appetite.

4.6   Recovery management

        Recovery activity is a significant element in the Bank's risk management. This function is carried out by the recovery area, which defines a strategy and an enterprise-wide focus for recovery management.

        The Bank has a recovery management model that sets the guidelines and general lines of action to be applied, always taking into account the particularities that the recovery activity requires (economic environment, business model or a mixture of both).

        Recovery activity is aligned with the socio-economic reality of the country and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and unpaid debt conditions.

        The recovery area directly manage customers for which the model has a business focus, where sustained value creation is based on effective and efficient collection management The new digital channels are becoming increasingly important in recovery management and new forms of customer relations are developing.

        The diverse features of Bank's customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

products is conducted through processes with a high technological and digital component, while personalized management focuses on customers who, because of their profile, require a specific manager and a more individualized analysis.

        Recovery management is divided into four phases: irregularity or early non-payment, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

        The management scope for the recovery function includes management of non-productive assets (NPAs), corresponding to the forbearance loan portfolio, non-performing loans, written-off loans and foreclosed assets, where the Bank may use mechanisms to rapidly reduce these assets, such as disposals of loan portfolios or foreclosed assets.

        The Bank employs specific policies for recovery management that include the principles of the different recovery strategies, while ensuring the required rating and allowance for impairment loss are maintained. Therefore, the Bank is constantly seeking alternative solutions to legal channels for collecting debt.

Restructured/refinanced loan portfolio (forbearance loan portfolio)

        The term "restructured/refinanced loan portfolio" or "forbearance loan portfolio" refers, for the purposes of the Bank's risk management, to the modification of the payment conditions of a loan that allow a customer, who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations, on the basis that if this modification were not made it would be reasonably certain that they would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

        The Bank follows a highly rigorous policy in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. This policy sets down strict criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer's actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

        Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default

        Further, the policy defines the classification criteria for the forbearance transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as doubtful or watch-list performing for a prudential period of time to attain reasonable certainty that repayment capacity can be recovered.

        Certain information regarding renegotiated loans is included in Note 12.e.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

c)     Trading market and structural risk

1.     Activities subject to market risk and types of market risk

        The perimeter of activities subject to market risk involve these operations where patrimonial risk is assumed as a consequence of market factors variations. Thus they include trading risks and also structural risks, which are also affected by market shifts.

        This risk comes from changes in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Bank operates, and balance sheet liquidity risk.

  •
  Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

  •
  Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

  •
  Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Bank's foreign currency transactions.

  •
  Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

  •
  Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly government bonds and interbank interest rates.

  •
  Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

        All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        Other types of market risk require more complex hedging. For example :

  •
  Correlation risk. Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

  •
  Market liquidity risk. Risk when the Bank cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

  •
  Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly allows the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

  •
  Underwriting risk. Underwriting risk arises as a result of the Bank's involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

        In addition to market risks, balance sheet liquidity risk must also be considered: unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

        Pension risk, which is described below, also depend on shifts in market factors.

        Depending on the nature of the risk, activities are segmented as follows:

  a)
  Trading:    financial services for customers and purchase-sale and taking positions in fixed-income, equity and currency products, mainly. The Global Corporate Banking area is responsible for managing this risk.

  b)
  Structural risks:    market risks inherent in the balance sheet, excluding the trading portfolio. Management decisions on these risks are taken by the Assets and Liabilites Committee (ALCO) and are executed by the financial management area. This management seeks to inject stability and recurrence into the financial margin on the Bank's commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

  •
  Structural interest rate risk: this arises as a result from maturity mismatches and re-pricing of all the assets and liabilities.

  •
  Structural exchange rate risk: this arises from the Bank's operations in foreign currencies.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

    •
    Structural equity risk: this involves investments via stakes in financial or non-financial companies that are not consolidated, as well as available-for-sale portfolios consisting of equity positions.

  c)
  Liquidity risk:    when measuring liquidity risk, the following type of risks are considered:

  •
  Financing risk (or short-term liquidity risk): this identifies the possibility that the Bank is unable to meet its obligations as a result of the inability to sell assets or obtain financing.

  •
  Mismatch risk (or long term liquidity risk): this identifies the possibility that differences between the maturity structures of assets and liabilities generate an additional cost to the Bank as a consequence of unappropriated management or a market situation that might affect the availability or the cost of funding sources.

  •
  Contingency risk: this identifies the possibility that adequate management levers will be unavailable to raise liquidity as a result of an outlier event that entails greater financing needs or more strict collateral requirements to raise funds.

  •
  Concentration risk: this identifies the possibility that the Bank is overly concentrated as to sources of funding in terms of counterparties, maturities, products or geographies, that might give rise to issues if such concentration were to lead to nonrenewal of financing.

  •
  Market risk for liquidity risk purposes: the risk of loss of value of the Bank's liquid assets buffer and that changes in the value of the Bank's transactions (derivatives and guarantees, among others) may imply additional collateral needs and therefore impair liquidity.

  •
  Asset encumbrance risk or risk of excess assets committed in financing transactions and other types of market dealing: the risk of not having sufficient unencumbered assets available to meet collateral or margin requirements or to execute actions under the liquidity contingency plan.

  d)
  Pension risk:

  •
  The risk assumed by the Bank in relation to pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, requiring the Bank to increase its contributions.

2.     Trading market risk

        The Bank's trading risk profile remained moderately low in 2017, in line with previous years, due to the fact that the Bank's activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as the diversification and risk factors.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

Value at Risk

        The standard methodology the Bank applies to trading activities is VaR, which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

        The average daily Total VaR of the Bank's market trading operations in 2015 stood at 71 million pesos, lower than that for 2014 at 86 million pesos. In 2015, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book's strategy. VaR modeling did not change during 2015. At the end of December 2015, VaR stood at 70 million pesos.

        Average daily Total VaR decreased by 15 million pesos with respect to 2014. This decrement was concentrated in interest rate VaR, where the average daily decreased from 88 million pesos to 68 million pesos. The average daily equity VaR and exchange rate VaR fell from 18 million pesos to 17 million pesos, and 14 million pesos to 10 million pesos, respectively.

        The risk assumption profile, in terms of VaR and results, showed that VaR during 2015 remained at levels below the limit of 192 million pesos. During the first and second semester of 2015, the average daily Total VaR was 71 million pesos. VaR stayed in levels between 52 million pesos and 105 million pesos in the second semester, as a result of interest rates increase expectation.

        The average daily Total VaR of the Bank's market trading operations in 2016 stood at 77 million pesos, higher than that for 2015 at 71 million pesos. In 2016, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book's strategy. VaR modeling did not change during 2016. At the end of December 2016, VaR stood at 132 million pesos.

        Average daily Total VaR increased by 6 million pesos with respect to 2015. This increment was concentrated in interest rate VaR, where the average daily increased from 68 million pesos to 71 million pesos. The average daily equity VaR and exchange rate VaR fell from 17 million pesos to 4 million pesos, and increased 10 million pesos to 17 million pesos, respectively.

        The risk assumption profile, in terms of VaR and results, showed that VaR during 2016 remained at levels below the limit of 230 million pesos. During the first semester of 2016, the average daily Total VaR was 73 million pesos and during the second semester of 2016, the average daily Total VaR was 79 million pesos. VaR stayed in levels between 48 million pesos and 189 million pesos in the second semester, as a result of interest rates increase expectation.

        The average daily Total VaR of the Bank's market trading operations in 2017 stood at 95 million pesos, higher than that for 2016 at 77 million pesos. In 2017, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book's strategy. VaR modeling did not change during 2017. At the end of December 2017, VaR stood at 129 million pesos.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        Average daily Total VaR increased by 18 million pesos with respect to 2016. This increment was concentrated in interest rate VaR, where the average daily increased from 71 million pesos to 96 million pesos. The average daily equity VaR and exchange rate VaR increased from 4 million pesos to 5 million pesos, and 17 million pesos to 51 million pesos, respectively.

        The risk assumption profile, in terms of VaR and results, showed that VaR during 2017 remained at levels below the limit of 245 million pesos. During the first semester of 2017, the average daily total VaR was 97 million pesos and during the second semester of 2017, the average daily Total VaR was 93 million pesos. VaR stayed in levels between 58 million pesos and 138 million pesos in the second semester, as a result of interest rates increase expectation.

Exposures related to complex structured assets

        The Bank's policy with respect to the approval of new transactions involving complex structures is highly prudent and conservative. It is subject to strict supervision by the Management. Before approving a new transaction, product or underlying asset, the market risk area verifies:

  •
  The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

  •
  The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

        Provided the two aforementioned conditions are met, the market risk area ascertains:

  •
  The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

  •
  The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

        The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric. This is set out in detail later in the section on the methodologies. The Bank regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

        The most important test consists of backtesting exercises analyzed in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The Bank calculates three types of backtesting:

  •
  "Clean" backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio's positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

  •
  Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intra-day operations and those generated by fees and commissions.

  •
  Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day's net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Bank's treasury area.

        In 2015, there were no exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2015, there were five Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates.

        In 2016, there were one exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2016, there were twelve VaE breaks (i.e., days when the daily gain exceeded VaE), due mainly to the changes in the interest rates and foreign exchange.

        In 2017, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2017, there were no VaE breaks (i.e., days when the daily gain exceeded VaE).

        The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

3.     Structural balance sheet risks

3.1   Main aggregates and variations

        The market risk profile inherent in the Bank's balance sheet, in relation to its asset volumes and shareholders' funds, as well as the budgeted financial margin, remained moderate in 2017, in line with previous years.

  Structural VaR

        A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Global Corporate Banking distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

        In general the structural VaR is not significant according to the assets amounts or capital of the Bank.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

Structural interest rate risk

        The interest rate risk in the consolidated balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2015 under 1,247 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2015, the risk consumption measured in terms of 100 basis points sensitivity of the market value of equity (MVE) stood under 3,389 million pesos.

        The table below shows the distribution of interest rate risk by maturity as of December 31, 2015. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	101,554	47,337	—	1	10	37	36	9	54,124
Loans	603,402	287,578	50,898	42,918	24,782	75,456	35,830	93,113	(7,173)
Trade Finance		—	—	—	—	—	—	—	—
Intragroup	127	—	—	—	—	—	—	—	127
Securities	370,279	29,778	11,311	4,971	3,061	54,743	11,938	16,862	237,615
Permanent	5,310	—	—	—	—	—	—	—	5,310
Other Assets	55,407	—	—	—	—	—	—	—	55,407
Total Balance Sheet Assets	1,136,079	364,693	62,209	47,890	27,853	130,236	47,804	109,984	345,410
Money Market	(251,123)	(24,661)	(17,503)	—	—	—	—	—	(208,959)
Deposits	(467,936)	(213,996)	(7,887)	(1,951)	(22,852)	(221,250)	—	—	—
Trade Finance	(518)	—	—	—	—	—	—	—	(518)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(162,331)	(57,480)	(395)	(737)	(1,801)	(7,890)	(26,924)	(27,078)	(40,026)
Equity	(98,424)	—	—	—	—	—	—	—	(98,424)
Other Liabilities	(75,886)	—	—	—	—	—	—	—	(75,886)

Total Balance Sheet Liabilities	(1,056,218)	(296,137)	(25,785)	(2,688)	(24,653)	(229,140)	(26,924)	(27,078)	(423,813)

Total Balance Sheet Gap	79,861	68,556	36,424	45,202	3,200	(98,904)	20,880	82,906	(78,403)

Total Off-Balance Sheet Gap	(9,233)	14,184	(896)	(5,505)	(638)	(1,990)	1,797	(3,916)	(12,269)

Total Structural Gap		82,741	35,527	39,696	2,561	(100,894)	22,678	78,991	(90,673)

Accumulated Gap		82,741	118,268	157,965	160,526	59,632	82,310	161,301	70,627

        The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the NIM at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2016 under 1,100 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2016, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,700 million pesos.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The table below shows the distribution of interest rate risk by maturity as of December 31, 2016. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	146,736	38,460	203	104	11	44	32	—	107,882
Loans	647,729	349,076	45,789	42,250	36,673	82,230	37,336	67,475	(13,100)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	343	—	—	—	—	—	—	—	343
Securities	356,407	46,103	11,459	5,643	2,428	84,499	7,459	25,513	173,303
Permanent	5,535	—	—	—	—	—	—	—	5,535
Other Assets	84,864	—	—	—	—	—	—	—	84,864

Total Balance Sheet Assets	1,241,614	433,639	57,451	47,997	39,112	166,773	44,827	92,988	358,827

Money Market	(205,188)	(44,538)	(22,754)	(2,364)	—	—	—	—	(135,532)
Deposits	(551,067)	(239,723)	(12,275)	(2,824)	(31,574)	(264,671)	—	—	—
Trade Finance	(308)	—	—	—	—	—	—	—	(308)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(179,255)	(62,846)	(1,061)	(4,070)	(2,678)	(35,274)	(7,255)	(36,420)	(29,651)
Equity	(105,283)	—	—	—	—	—	—	—	(105,283)
Other Liabilities	(114,846)	—	—	—	—	—	—	—	(114,846)

Total Balance Sheet Liabilities	(1,155,947)	(347,107)	(36,090)	(9,258)	(34,252)	(299,945)	(7,255)	(36,420)	(385,620)

Total Balance Sheet Gap	85,667	86,532	21,361	38,739	4,860	(133,172)	37,572	56,568	(26,793)

Total Off-Balance Sheet Gap	(6,638)	9,323	4,698	(5,031)	(1,266)	5,995	(3,781)	(11,111)	(5,464)

Total Structural Gap		95,854	26,058	33,708	3,594	(127,178)	33,791	45,457	(32,255)

Accumulated Gap		95,854	121,912	155,620	159,214	32,036	65,827	111,284	79,028

        The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2017 under 900 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2017, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,000 million pesos.

        The table below shows the distribution of interest rate risk by maturity as of December 31, 2017. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	80,851	41,236	—	11	11	41	10	—	39,543
Loans	697,027	357,785	62,290	27,359	28,877	99,802	45,376	75,518	20
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	(72)	—	—	—	—	—	—	—	(72)
Securities	346,672	23,391	16,893	39,293	1,845	63,697	14,855	31,081	155,618
Permanent	472	—	—	—	—	—	—	—	472
Other Assets	185,908	—	—	—	—	—	—	—	185,908

Total Balance Sheet Assets	1,310,858	422,412	79,183	66,663	30,733	163,540	60,241	106,599	381,489

Money Market	(113,294)	(20,523)	(791)	—	—	—	—	—	(91,981)
Deposits	(597,248)	(567,359)	(15,954)	(9,378)	(4,535)	(22)	—	—	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(184,681)	(62,590)	(6,173)	(5,922)	(6,396)	(36,660)	(35,173)	(2,869)	(28,898)
Equity	(116,134)	—	—	—	—	—	—	—	(116,134)
Other Liabilities	(198,480)	—	—	—	—	—	—	—	(198,480)

Total Balance Sheet Liabilities	(1,209,837)	(650,472)	(22,918)	(15,300)	(10,931)	(36,682)	(35,173)	(2,869)	(435,493)
Total Balance Sheet Gap	101,021	(228,060)	56,265	51,363	19,802	126,858	25,068	103,730	(54,004)
Total Off-Balance Sheet Gap	(561)	31,675	2,142	(2,719)	(606)	(35)	(6,798)	(24,220)	—
Total Structural Gap		(196,385)	58,407	48,644	19,196	126,823	18,270	79,510	(54,004)
Accumulated Gap		(196,385)	(137,978)	(89,334)	(70,138)	56,685	74,955	154,465	100,461

  Structural foreign currency risk

        Structural exchange rate risk arises from Bank operations in foreign currencies. This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

  Structural equity risk

        The Bank maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available-for-sale portfolios (equity instruments) or as equity stakes, depending on the percentage or control.

        Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

3.2   Methodologies

  Structural interest rate risk

        The Bank analyzes the sensitivity of the NIM and MVE to changes in interest rates. This sensitivity arises from maturity and interest rate re-pricing gaps in the various balance sheet items.

        Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

        The metrics used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of NIM and MVE to changes in interest rates, the duration of capital and VaR for economic capital purposes.

        The interest rate gap analysis focuses on the mismatches between the interest reset periods of both on and off-balance-sheet assets and liabilities. This analysis facilitates a basic snapshot of the balance-sheet structure and enables concentrations of interest rate risks in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Bank's NIM and MVE.

        The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

        The sensitivity of the NIM measures the change in the expected net interest income for a specific period (12 months) given a parallel shift in the yield curve.

        The sensitivity of the NIM is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

        The sensitivity of the MVE is a complementary measure to the sensitivity of the net interest.

        This sensitivity measures the interest rate risk implicit in the MVE based on the effect of changes in interest rates on the present values of financial assets and liabilities.

  Structural foreign currency risk

        These activities are monitored by measuring positions, VaR and results on a daily basis.

  Structural equity risk

        These activities are monitored by measuring positions, VaR and results on a monthly basis.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  Limit control system

        As already stated for the market risk in trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to the Bank's risk appetite level.

        The main limits are:

  •
  Balance-sheet structural interest rate risk:

  •
  Limit on the sensitivity of net interest income to one year.

  •
  Limit of the sensitivity of equity value.

  •
  Structural exchange rate risk:

  •
  Net position in each currency.

        In the event of exceeding one of these limits or their sub limits, the risk management responsibles must explain the reasons it occurred and provide action plans to correct it.

d)    Pensions risk

        In managing the risk associated with the defined-benefit employee pension funds, the Bank assumes the financial, market, credit and liquidity risks incurred in connection with the fund's assets and investments and the actuarial risks arising from the fund's liabilities, i.e., the pension obligations to its employees.

        The aim pursued by the Bank in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Bank's priority, therefore, is to identify and mitigate all clusters of pension's risk.

        Therefore, in the methodology used by the Bank, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation and stock markets indexes, as well as credit and operational risk, are estimated every year.

e)     Liquidity and funding risk

        Structural liquidity management seeks to finance the Bank's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

        Liquidity management at the Bank is based on the following principles:

  •
  Decentralized liquidity model.

  •
  Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

  •
  High proportion of customer deposits, as a result of a commercial balance sheet.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

  •
  Restrictions on recourse to short-term wholesale financing.

  •
  Availability of a sufficient liquidity reserve, including a capacity for discounting at the Central Bank, to be drawn upon adverse situations.

  •
  Compliance with the regulatory liquidity requirements.

        In order to ensure the effective application of these principles by the Bank, it was necessary to develop a management framework resting on the following three cornerstones:

  •
  A solid organizational and governance model that ensures the involvement of the Management in the decision-taking process and its integration in the Bank's strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by the ALCO, which is the body empowered by the Board of Directors in accordance with the Asset and Liability Management (ALM) framework. This governance model has been reinforced as it has been included within the Bank's risk appetite framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks' risk management and control systems.

  •
  An in-depth balance-sheet analysis and measurement of liquidity risk, supporting the decision-taking and its control. The objective is to ensure the Bank maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimizing the impact of their costs on the consolidated income statement, both in normal and stressed conditions. The Bank's liquidity risk management processes are contained within a conservative risk appetite framework in accordance with its commercial strategy. This risk appetite defines maximum tolerance levels for key risk factors using internal and regulatory metrics in both normal and stressed market conditions, which establish the limits within which the Bank can operate in order to achieve their strategic objectives.

  •
  Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure:

  •
  a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products.

  •
  the use of liquidity buffers and limited use of balance sheet assets.

  •
  complying with both regulatory metrics and other metrics included in the Bank's risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored.

        The Bank develops the ILAAP, an internal self-assessment process of the adequacy of liquidity which must be integrated into the Bank's other risk management and strategic processes. It focuses on both quantitative and qualitative matters.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  Funding strategy in 2017

        The Bank's funding activity over the last few years has focused on mantaining its management model and, in particular, adapting the strategies to the increasingly demanding requirements of both markets and regulators.

        In general terms, the approaches to funding strategies and liquidity management mantained by the Bank are:

  •
  Maintenance of adequate, stable medium and long-term wholesale funding levels.

  •
  Ensure of a sufficient volume of assets which can be discounted at the Central Bank as part of the liquidity reserve.

  •
  Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits.

        All these developments, built on the foundations of a solid liquidity management model, enable the Bank to enjoy a very robust funding structure today. The basic features of this are:

  •
  High share of customer deposits (not including repurchase agreements) due to its retail focused balance sheet.

    Customer deposits are the Bank's major source of funds. These customer deposits represent around 50.2% of the Bank's consolidated total liabilities and at the end of 2017 they accounted for 99.9% of loans and advances to customers.

  •
  Diversified wholesale funding, focused on the medium and long term, with a very small relative short-term component.

    Medium and long term wholesale funding represented 16.0% of the Bank's retail funding (including deposits from the Central Bank and credit institutions) and enabled it to comfortably cover for the loans and advances to customers not financed with customer deposits (commercial gap).

  Evolution of liquidity in 2017

        At the end of 2017, in comparison with 2016, the Bank reported:

  •
  An increase in loans and advances to customers of 4.8% in 2017 compared with 2016.

  •
  An increase in the ratio of loans and advances to customers to consolidated total assets from 43.1% to 45.9%. This figure mirrors the strong commercial nature of the Bank's consolidated balance sheet as well as the strong banking and markets activity of the Bank.

  •
  A stable loan-to-deposit (LTD) ratio, which stood at 101.1%, down from 101.7% at December 2017. These figures show the Bank's capacity to fund loans with retail deposits (strong commercial activity).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  Lastly, the Bank's structural surplus (i.e., the excess of structural funding resources—customer deposits, medium and long-term funding and capital—over structural liquidity requirements—loans and advances to customers—) stood at 216,138 million pesos at 2017-year end.

  Liquidity risk

        The table below shows the distribution of the liquidity risk by maturity as of December 31, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	101,555	75,574	—	1	10	37	36	9	25,888
Loans	670,748	93,701	61,645	51,329	66,744	168,012	88,055	148,435	(7,173)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	127	—	—	—	—	—	—	—	127
Securities	355,313	323,750	1	1	1	6,031	—	—	25,529
Permanent	5,310	—	—	—	—	—	—	—	5,310
Other Assets	55,407	—	—	—	—	—	—	—	55,407

Total Balance Sheet Assets	1,188,460	493,025	61,646	51,331	66,755	174,080	88,091	148,444	105,088

Money Market	(251,504)	(229,432)	(519)	(3,714)	(12,572)	(2,539)	(1,348)	—	(1,380)
Deposits	(467,936)	(154,085)	(48,524)	(86)	(16,381)	(248,860)	—	—	—
Trade Finance	(518)	—	—	—	—	—	—	—	(518)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(163,148)	(27,491)	(7,943)	(13,383)	(17,693)	(40,129)	(29,220)	(27,289)	—
Equity	(98,424)	—	—	—	—	—	—	—	(98,424)
Other Liabilities	(75,886)	—	—	—	—	—	—	—	(75,886)

Total Balance Sheet Liabilities	(1,057,416)	(411,008)	(56,986)	(17,183)	(46,646)	(291,528)	(30,568)	(27,289)	(176,208)

Total Balance Sheet Gap	131,044	82,017	4,660	34,148	20,109	(117,448)	57,523	121,155	(71,120)

Total Off-Balance Sheet Gap	(5,398)	966	449	(451)	(1,323)	(623)	2,147	(3,980)	(2,583)

Total Structural Gap		82,983	5,110	33,696	18,786	(118,072)	59,669	117,176	(73,702)

Accumulated Gap		82,983	88,094	121,790	140,576	22,504	82,173	199,349	125,647

        The table below shows the distribution of the liquidity risk by maturity as of December 31, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	146,748	105,566	203	104	11	44	32	—	40,788
Loans	726,450	101,397	66,892	62,277	89,069	197,379	86,306	136,230	(13,100)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	343	—	—	—	—	—	—	—	343
Securities	330,254	290,900	—	1	1	11,511	—	—	27,841
Permanent	5,535	—	—	—	—	—	—	—	5,535
Other Assets	85,864	—	—	—	—	—	—	—	84,864
Total Balance Sheet Assets	1,295,194	497,863	67,095	62,382	89,081	208,934	86,338	136,230	146,271
Money Market	(205,899)	(174,477)	(4,406)	(842)	(19,379)	(1,276)	(2,947)	—	(2,572)
Deposits	(551,068)	(178,389)	(57,904)	(152)	(21,348)	(293,275)	—	—	—
Trade Finance	(308)	—	—	—	—	—	—	—	(308)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(183,446)	(18,762)	(9,763)	(17,956)	(16,861)	(68,710)	(14,747)	(36,647)	—
Equity	(105,283)	—	—	—	—	—	—	—	(105,283)
Other Liabilities	(114,846)	—	—	—	—	—	—	—	(114,846)

Total Balance Sheet Liabilities	(1,160,850)	(371,628)	(72,073)	(18,950)	(57,588)	(363,261)	(17,694)	(36,647)	(223,009)

Total Balance Sheet Gap	134,344	126,235	(4,978)	43,432	31,493	(154,327)	68,644	99,583	(76,738)

Total Off-Balance Sheet Gap	3,474	178,907	4,463	744	(2,149)	7,714	(3,086)	1,324	(184,443)

Total Structural Gap		305,142	(515)	44,175	29,343	(146,612)	65,558	100,907	(261,180)

Accumulated Gap		305,142	304,627	348,802	378,146	231,533	297,092	397,999	136,819

        The table below shows the distribution of the liquidity risk by maturity as of December 31, 2017. The reported amounts include cash flows from interest on fixed and variable rate instruments. The

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive
Money Market	80,851	41,236	—	11	11	41	10	—	39,543
Loans	774,862	53,125	64,611	68,058	101,213	234,382	106,830	146,624	20
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	(72)	—	—	—	—	—	—	—	(72)
Securities	372,029	330,590	123	192	381	1,523	2,855	11,441	24,924
Permanent	11,652	—	—	—	—	—	—	—	11,652
Other Assets	174,727	—	—	—	—	—	—	—	174,727

Total Balance Sheet Assets	1,414,049	424,951	64,734	68,261	101,605	235,946	109,695	158,065	250,794

Money Market	(113,294)	(20,523)	(791)	—	—	—	—	—	(91,981)
Deposits	(607,532)	(239,107)	(19,463)	(14,194)	(12,780)	(21,136)	(11,777)	(289,075)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(191,378)	(4,292)	(11,334)	(11,619)	(31,917)	(50,504)	(49,477)	(3,250)	(28,985)
Equity	(116,134)	—	—	—	—	—	—	—	(116,134)
Other Liabilities	(198,480)	—	—	—	—	—	—	—	(198,480)

Total Balance Sheet Liabilities	(1,226,818)	(263,922)	(31,588)	(25,813)	(44,697)	(71,640)	(61,254)	(292,325)	(435,580)
Total Balance Sheet Gap	187,231	161,029	33,146	42,448	56,908	164,306	48,441	(134,260)	(184,786)
Total Off-Balance Sheet Gap	15,009	(8,956)	596	117	599	7,423	4,090	(864)	12,005
Total Structural Gap		152,073	33,742	42,565	57,507	171,729	52,531	(135,124)	(172,781)
Accumulated Gap		152,073	185,815	228,380	285,887	457,616	510,147	375,023	202,242

Compliance with regulatory ratios

        As part of its liquidity management model, in recent years the Bank has been managing the implementation, monitoring and compliance with the liquidity and leverage requirements set by local and international financial legislation.

  LCR (Liquidity Coverage Ratio)

        On December 31, 2014, the CNBV and the Central Bank published in the DOF, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply always in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

        The objectives of the liquidity requirements are as follows:

  •
  To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies.

  •
  To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions.

  •
  To anticipate that banking institutions in Mexico consolidate their subsidiaries, which core business, relates to financial operations.

        The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

        During the fourth quarter of 2017, the weighted average LCR for the Bank is 176.14%, complying with the Bank´s desired risk profile and well above the regulatory minimum established.

  NSFR (Net Stable Funding Ratio)

        The CNBV and Mexican Central Bank have not issued its final definition of the net stable funding ratio based on the guidelines approved by the Basel Committee in October 2014.

        This ratio seeks to reduce the liquidity risk for a longer time horizon, by requiring the banks that finance their activities through stable sources of financing, in accordance with the liquidity and maturity of its assets, mitigating the risk of episodes of liquidity stress in the future, and also prevents excessive dependence on sources of short-term wholesale financing.

f)     Operational risk

1.     Definition and objectives

        The Bank defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, people or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

        Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

        This chapter refers to operational risks in general (these are also referred to as non-financial risks). Particular aspects of some risk factors are set out in more detail in specific sections.

        The Bank's target in the area of OR management and control is to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analyzing exposure to OR helps to establish priorities in managing this risk. During 2017, the Bank has sought further improvement in its management model through a number of different initiatives designed by the CRO. One of these initiatives is to continue the Advanced Operational Risk Management (AORM) transformation project. This programme is designed to enhance operational risk management capacities through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the consolidated income statement.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        Starting November 2016, the Bank uses the Alternative Standardized Approach provided for under Basel II standards for the purpose of calculating regulatory capital for operational risk. The regulatory capital for operational risk is calculated under Mexican Banking GAAP.

        The various phases of the operational risk management and control model are the following:

  •
  Identify the inherent risk in all the Bank's activities, products, processes and systems.

  •
  Define the target profile for the risk, specifying the strategies by business unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof.

  •
  Continuously monitor operational risk exposure, and implement control procedures and improve the internal control environment.

  •
  Establish mitigation measures that eliminate or minimise the risk.

  •
  Develope regular reports on operational risk exposure and its level of control for management and the Bank's areas and units, and inform the market and regulatory bodies.

  •
  Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

        The following are needed for each of the aforementioned processes:

  •
  Define and implement systems that enable operational risk exposure to be monitored and controlled, taking advantage of existing technology and achieving the maximum automation of applications.

  •
  Define and document policies for managing and controlling operational risk, and implement management tools for this risk in accordance with regulations and best practices.

  •
  Define common tools, taxonomies and metrics for the Bank.

  Risk identification, measurement and assessment model

        A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or business unit through their measurement and evaluation.

        The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of potential losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  Operational risk information system

        The Bank's information system, called Heracles, supports operational risk management tools, providing information for reporting functions and needs. The objective of Heracles is to improve decision making for OR management throughout the Bank.

        This objective will be achieved by ensuring that those responsible for risks in every part of the Bank have a comprehensive vision of the risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various programmes, such as assessment or risks and controls, scenarios, events and metrics, using a common taxonomy and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Mitigation measures

        The Bank uses the model to monitor the mitigation measures for the main risk which have been identified through the internal OR management tools (internal event database, indicators, selfassessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

        Active mitigation management became even more important in 2017, with the participation of the first line of defense and the operational risk control function, through which specialist business and support functions exercise additional control. Furthermore, the Bank continued to move forward with pre-emptive implementation of operational risk management and control policies and procedures.

Cyber-security and data security plans

        Throughout 2017, the Bank continued paying full attention to cybersecurity risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

        A new organizational structure has been specified and Bank governance for management and control of this risk has been reinforced. Specific committees have been set up and cyber-security metrics have been included in the Bank's risk appetite.

        The Bank's intelligence and analysis function has also been reinforced, by contracting Bank threat monitoring services. In addition, progress is being made in mitigation activities related to the identification and access management, with the backing of Bank's Management.

        Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to CNBV.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

Business continuity plan

        The Bank has a business continuity management system (BCMS), which ensures that the business processes of the Bank will continue to operate in the event of a disaster or serious incident.

        This basic objective is to:

  •
  Minimize the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Bank.

  •
  Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

  •
  Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

  •
  Protect the public image of, and confidence in, the Bank.

  •
  Meet the Bank's obligations to its employees, customers, shareholders and other stakeholders.

        During 2017, the Bank continued to advance in implementing and continuously improving its business continuity management system. The Bank has reviewed the methods and approaches to reinforce governance of the review and approval of continuity strategies and plans, to ensure that this process is implemented at the Bank, to comply with new regulatory requirements and to cover emerging risks (such as cyber-risk).

g)     Compliance and conduct risk

Scope, mission, definitions and objective

        The compliance and conduct function fosters the adherence of the Bank to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

        This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

        Under the current configuration of the three lines of defense at the Bank, compliance and conduct is an independent second-line control function under the CEO, reporting directly and regularly to the Board of Directors and its committees, through the Chief Compliance Officer (CCO). This configuration is aligned with the requirements of banking regulation and with the expectations of CNBV.

        The risks are defined as:

  •
  Conduct and compliance risk: risk arising from practices, processes or behaviours that are inappropriate or in breach of internal regulations, the law or the supervisor's requirements.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

  •
  Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

        The Bank's objective is to minimize the probability that irregularities occur and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

        Other control functions (risks and internal audit) also take part in controlling these risks.

Compliance risk control and supervision

        The first lines of defense have the primary responsibility for managing compliance and conduct risks, jointly with the business units, that directly originate such risks, and the compliance and conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

        The function is also responsible for setting up, fostering and ensuring that business units begin to use the standardised frameworks, policies and standards applied throughout the Bank. For this purpose, in 2017 a standard regulatory tree has been developed throughout the Bank, as well as a process for its monitoring and systematic control.

        The CCO is responsible for reporting to Bank's governance and management bodies, and must also advise and inform, as well as promote the development of the function.

        In 2017, the Bank has reinforced and evolved the compliance and conduct model, especially at the business units. The Bank has put in place the necessary components to ensure ongoing control and oversight by creating robust governance schemes, and systems for reporting and interacting with business units in accordance with the governance model operated by the Bank.

        Furthermore, internal audit—as part of the third line of defense functions—performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Bank's rules and procedures are being followed.

        In 2017, the Bank has reviewed, updated and streamlined frameworks for the compliance and conduct function. These are first-level documents that regulate the function, with which the management of the various business units must comply.

  •
  General compliance framework.

  •
  Product and service marketing and consumer protection framework.

  •
  Anti-money laundering and anti-terrorist financing framework.

        The General Code of Conduct enshrines the ethical principles and rules of conduct that govern the actions of all Bank's employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        In addition, the General Code of Conduct sets out:

  •
  Compliance functions and responsibilities.

  •
  The rules governing the consequences of non-compliance with it.

  •
  A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

        The compliance and conduct function is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the Board of Directors is the owner of the Code and the frameworks that implement it.

Governance and organization model

        In accordance with the mandate entrusted by the board of Directors to the compliance and conduct function, in 2017, great strides were made in the strategic compliance programme. In the two previous years, the scope and objectives of the model were defined, and the initiative was implemented. In 2017, it was implemented at the Bank's various business units, so that by the end of 2018 the Bank will have achieved compliance and conduct function in line with the highest standards of the finance industry.

Governance

        The following committees are collegiate compliance and conduct governance bodies:

  •
  The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function.

  •
  The product and service marketing committee: this is the collective governance body for the validation of products and services. The committee's objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles.

  •
  The monitoring committee is the Bank's collective governance body for the monitoring of products and services and the evaluation of customer claims. Approved products and services are monitored by the monitoring committees or equivalent bodies.

  •
  The committee for the prevention of money laundering and terrorist financing is the collective body in this sphere that defines the related action frameworks, policies and general objectives.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

Regulatory compliance

        The following functions are in place for adequate control and supervision of regulatory compliance risks:

  •
  Implement the Bank's General Code Of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.

  •
  Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

  •
  Direct and coordinate investigations into non-compliance, being able to request support from internal audit and proposing the sanctions that might be applicable in each case to the related committee.

  •
  Control and oversee compliance risk relating to: (i) employee-related events; (ii) regulations affecting the Bank (General Data Protection Regulation—GDPR—and Foreign Account Tax Compliance Act—FATCA); (iii) compliance with specific regulations on international markets (Volcker Rule, EMIR, Dodd-Frank); (iv) publication of relevant information; and (v) implementation of policies and rules to prevent market abuse.

  •
  Report significant Bank information to the market regulators on which the Bank is listed.

  •
  Oversee mandatory training activities on regulatory compliance.

Product governance and consumer protection

        The products and consumer protection governance function defines the key elements needed for adequate management and control of commercialization and consumer protection risks, which are defined as risks arising from inadequate practices in customer relations, customer treatement, the products offered to customers and their suitability for each specific customer.

Anti-money laundering and anti-terrorism financing

        One of the Bank's strategic objectives is to maintain an advanced and efficient anti-money laundering and anti-terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organizations.

Reputational risk

        In 2017, the Bank made significant progress implementing the reputational risk model.

        The specific characteristics of reputational risk are a vast number of sources that requires a unique approach and control model, separate from other risks. The reputational risk management requires for a an interaction with both first and second lines of defense functions and with management functions in relation to the stakeholders in order to ensure a comprehensive supervision of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

both business units and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

        The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and early warning Management of events, and subsequent monitoring of events and detected risks.

h)    Model risk

        The Bank has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular.

        A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and observed assumptions. By simplifying in this way, the Bank can focus attention on the specific aspects which are considered to be most important to apply a certain model.

        Use of models entails model risk, defined as the risk of loss arising from inaccurate predictions that prompt the Bank to take sub-optimal decisions, or misuse of a model.

        According to this definition, the sources of model risk are as follows:

  •
  the model itself, due to the utilization of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.

  •
  improper use of the model.

        The materialization of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Bank's reputation.

        The Bank has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk.

        Model risk management and control functions are guided by the model risk management model, with principles, responsibilities and processes that are common across the Bank. The model addresses organization, governance, model management and model validation, among other matters.

i)     Strategic risk

        Strategic risk counts with a strategic risk control and management model. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

        Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Bank's main stakeholders, or inability to adapt to changes in the environment.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        The Bank's business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank's objectives and over time.

j)     Capital risk

        The Bank defines capital risk as the risk that the Bank does not have sufficient capital, in quantitative or qualitative terms, to fulfil its internal business objectives, regulatory requirements, or market expectations.

        The capital risk function, in its capacity as second line of defense, controls and oversees the activities of the first line of defense chiefly by means of the following processes:

  •
  Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

  •
  Ongoing supervision of the Bank's capital measurement activities, including single operations with capital impact.

        Through this function, the Bank intend to carry out a complete follow-up and periodic checking of risk capital and adequate coverage capital adequacy according to the Bank's risk profile.

Regulatory capital

        The Basel III regulatory framework implemented in Mexico since January 2013 establishes minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier 1 Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital).

        From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

        The Bank currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically.

        At 31 December 2016 and 2017, the Bank met the minimum capital requirements established by current legislation.

Model roll-out

        As regards credit risk, the Bank continued its plan to implement Basel's internal ratings-based (IRB) approach for regulatory capital calculation for credit risk. As of December 31, 2017, the Bank currently has supervisory authorization to use the AIRB approach for calculating the regulatory capital requirements for the following loan portfolios: Global Corporate Banking, financial institutions (banks), local corporates and real estate developers.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

47. Risk management (Continued)

        With regard to operational risk, until September 2015, the CNBV considered the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it was made available for banks to utilize-with previous approval from the CNBV—the application of the Standardized Approach (TSA), the Alternative Standardized Approach (ASA) or the Advanced method (AMA) for calculating the capital requirement for operational risk. The Bank started calculating the Operational Risk capital requirements under the ASA on November 2016.

        For market risk, the calculation of the capital requirement is made under the standard methodology according to the provisions established by CNBV.

Leverage ratio

        To ensure the financial stability of the banking system as a whole, as well as to comply with the agreements of the Basel Committee on Banking Supervision, the CNBV established the methodology to calculate the leverage ratio for banks. This leverage ratio shows if the capital of the banks adequately supports their assets. Such information is helpful for the market participants, as well as for the supervisory work of the CNBV.

        This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

  •
  Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

  •
  Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

  •
  The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

  •
  An add-on for the potential exposure of securities financing transactions.

        The Sole Circular for Banks issued by the CNBV does not establish a minimum percentage of compliance, as it is considered for the baseline reference effect (the minimum of 3%).

        As of December 31, 2017, the leverage ratio for the Bank is 7.03%.

Systemic important bank

        In April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting 2016.

        As of December 31, 2017, the Bank has constituted 50% of the capital preservation supplement required.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

48. Consolidated Subsidiaries

a)    Composition of the Bank

        The subsidiaries of the Bank, all of which have been included in the consolidated financial statements at 31 December 2017, are as follows:

Name of subsidiary	Principal activity	Proportion of ownership interest held by the Bank	Proportion of voting power held by the Bank
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Credit card loans	99.99%	100%
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	Mortgage loans	99.99%	100%
Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R.	Retail loans	99.99%	100%
Centro de Capacitación Santander, A.C.	Not-for-profit (Educational institute)	99.99%	100%
Banco Santander, S.A. Fideicomiso 100740	Settlement trust	99.99%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	89.14%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.99%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%

        The total non-controlling interest as of December 31, 2017, amount to 29 million pesos.

        Information in respect to non-controlling interest is presented in Note 27.

b)    Significant restrictions

        The Bank has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2017:

  •
  Compulsory deposits with the Central Bank

    Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 28,094 million pesos (see Note 7).

  •
  Reverse repurchase agreements

    51,693 million pesos of debt instruments have been received in connection with reverse repurchase agreement transactions (see Notes 8 and 12).

  •
  Repurchase agreements

    13,881 million pesos of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) classified as available for sale have been pledged in connection with repurchase agreements operations (see Note 9).

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

48. Consolidated Subsidiaries (Continued)

    89,147 million pesos of debt instruments classified as held for trading have been pledged in connection with repurchase agreement transactions (see Note 9).

    7,350 million pesos of BREMS R classified as loans and receivables have been pledged in connection with repurchase agreements transactions (see Note 9).

  •
  Debt instruments

    2,975 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 9).

    7,783 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3.6 and 9).

  •
  Securities loans

    21,555 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loans transactions (see Note 9).

    7 million pesos of equity instruments have been received in connection with securities loans transactions (see Note 10).

  •
  Collaterals in derivatives transactions traded in organized markets

    2,566 million pesos of loans and advances to customers have been pledged in connection with derivatives traded in organized markets (see Note 12).

  •
  Collaterals in OTC derivatives transactions

    34,542 million pesos of loans and advances to credit institutions have been pledged in connection with OTC derivatives transactions (see Note 8).

    2,964 million pesos of debt instruments classified as held for trading have been pledged in connection with OTC derivatives transactions (see Note 9).

    45,024 million pesos of deposits from credit institutions and customer deposits have been received in connection with OTC derivatives transactions (see Note 32).

    3,783 million pesos of debt instruments have been received in connection with OTC derivatives transactions (see Note 32).

  •
  Earnings distribution

    The Bank has restrictions on earnings distribution related to the legal reserve of 10,683 million pesos that include 8,086 million pesos in legal reserve of the Bank on an individual basis (see Note 29). In addition, the Bank is restricted from distributing dividends that will result in

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO
FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 (Continued)

(in millions of Mexican pesos)

48. Consolidated Subsidiaries (Continued)

    noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

  •
  Loans to other entities within the Bank

    The Bank granted a loan to Santander Consumo and Santander Vivienda, S.A. de C.V. for 45,138 million pesos and 17,271 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

c)     Financial support

        The Bank did not give any financial support to a consolidated structured entity during 2016 and 2017.

        *****