Form 20-F/A
period 2017-12-31
Banco Santander (Mexico) S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2018-05-14
CIK 1698287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
For the transition period from to ___________

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

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 Mexico City

Telephone: +(52) 55-5257-8000

Fax: +52 55-5269-2701

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five shares of the Series B common stock of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México., par value of Ps.3.780782962	New York Stock Exchange
Series B shares, par value of Ps.3.780782962	New York Stock Exchange*

*	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s Series B shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$500,000,000 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

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

☐  Yes      ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒ No

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F (File No. 000-55899) of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Bank”) for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on March 27, 2018 (the “Original Filing”) is filed to include a section entitled “Comparison of Rights of Shareholders and Corporate Governance of the Former Holding Company and the Bank” as a new subsection under “Item 10. Additional Information—Memorandum and Articles of Association,” which was not included in the Original Filing. Other than this additional disclosure, no part of the Original Filing is amended hereby, and this Amendment does not reflect events that have occurred after the Original Filing date.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted.

As used herein, the term “Former Holding Company” refers to Grupo Financiero Santander Mexico, S.A.B. de C.V., our former holding company.

ITEM 10. ADDITIONAL INFORMATION

B.  Memorandum and Articles of Association

Comparison of rights of shareholders and corporate governance of the Former Holding Company and the Bank

In connection with the Merger of the Former Holding Company and the Bank, each shareholder of the Former Holding Company received one share of the Bank for each share of the Former holding Company held. The Former Holding Company was a financial services holding company governed by the Mexican Financial Groups Law and the Bank is a commercial bank governed by the Mexican Banking Law. The effects of this change in corporate on shareholders’ rights and corporate governance are described in further detail below.

Shareholders’ Rights

The rights of shareholders in Mexican public entities are governed by the Mexican Securities Market Law and the General Corporation Law. Because the Former Holding Company was and the Bank is a corporation governed by the General Corporation Law, substantially all shareholders’ rights were unaffected by the Merger. For example, the percentage of shares of the Bank required to elect directors, call a shareholders’ meeting, oppose a resolution of the shareholders’ meeting or amend the bylaws is the same as the percentage that the Former Holding Company’s shares required prior to the Merger.

Corporate Governance

Although the Bank is subject to the same Mexican securities and corporate law frameworks as the Former Holding Company was, it is subject to a different regulatory framework than the Former Holding Company was. As a result, there are certain governance-related differences in the bylaws of the Bank and the Former Holding Company, as described in more detail below.

Board of Directors and Committees

•	The Bank has the same board of directors and the same committees as the Former Holding Company, each with the same members and areas of responsibility. However, under Mexican Banking Law, banks are also required to have one or more comisarios, or statutory auditors. Comisarios must be independent and are elected by shareholders in the same manner and for the same term as directors. The comisario is responsible for ensuring compliance by the board and management with applicable rules and policies and provides a further layer of supervision for the benefit of shareholders. Shareholders have the same power to remove the comisario as they do to remove a member of the board of directors. See “—Statutory Auditor (Comisario)” for more information.

Changes to Capital Stock

•	Any shareholder of the Former Holding Company that opposed the issuance of shares to be subscribed and paid through a public offer had the right to demand the public offering of its shares at the same price as the publicly offered shares. Upon any such demand, the Former Holding Company was required to offer the dissenting shareholders’ shares in first place. The Bank shareholders do not have this remedy available should they oppose an issuance of shares.

Capital Deficiencies; Dissolution or Liquidation

•	The Bank is subject to substantially more stringent regulation than the Former Holding Company was, including the possibility of intervention by the regulators in the event of material capital or supervisory deficiencies. In the event of material capital or supervisory deficiencies, control and even ownership of the Bank could in some circumstances, be taken away from the Bank’s shareholders with limited or no compensation.

•	Shareholders of the Bank can vote to request that the relevant Mexican authorities revoke the operating license of the Bank. Shareholders of the Former Holding Company had the same right prior to the Merger. However, dissenting shareholders of the Former Holding Company were able to seek payment of damages or the invalidation of such resolutions through court order in connection with such a vote whereas dissenting shareholders of the Bank can only seek payment of damages.

•	Prior to the Merger, in the event of the Former Holding Company’s dissolution, the Former Holding Company shareholders had the right to appoint a liquidator to wind up the Former Holding Company’s affairs and all outstanding shares of capital stock are entitled to participate equally in any liquidation distribution. In contrast, in connection with any dissolution of the Bank, IPAB will automatically serve as liquidator.

Because the Former Holding Company’s only significant asset was the Bank, these corporate governance-related differences already impacted the Former Holding Company and did not have a material effect on the Bank shareholders after the Merger.

ITEM 19. EXHIBITS

(b)       List of Exhibits

Exhibit Number	Description
12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Héctor Blas Grisi Checa
	Name:	Héctor Blas Grisi Checa
	Title:	Executive President and Chief Executive Officer

Date: May 14, 2018