Form 20-F
period 2019-12-31
Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2020-03-23
CIK 1698287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Alcaldía Álvaro Obregón

01219 Mexico City
(Address of principal executive offices)
Fernando Borja Mujica

Deputy General Legal and Compliance Director

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 Mexico City

Telephone: +(52) 55-5257-8000

Fax: +52 55-5269-2701

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, each representing five shares of the Series B common stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México., par value of Ps.3.780782962

	BSMX	New York Stock Exchange
Series B shares, par value of Ps.3.780782962	BSMX	New York Stock Exchange*

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

i

}

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

When we refer to “Grupo Financiero Santander México” we refer to Grupo Financiero Santander México, S.A. de C.V. our parent company as of January 1, 2018, which is not a public company and is a wholly-owned subsidiary of Banco Santander Parent.

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

References in this Report to certain financial terms have the following meanings:

References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee.

References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.

References to our “audited financial statements” are to the audited consolidated financial statements of Banco Santander México as of December 31, 2018 and 2019, and for each of the fiscal years ended December 31, 2017, 2018 and 2019, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this Report.

References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2019, one UDI was equal to Ps.6.39902 (U.S.$0.3392).

As used in this Report, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.

“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander México, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and in the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.

“Tier 1 capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).

“Tier 2 capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

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

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2015, 2016, 2017, 2018 and 2019 and our consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019, included in this Report, have been audited under the standards of the Public Company Accounting Oversight Board (“PCAOB”), and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant aspects from Mexican Banking GAAP. We adopted IFRS in 2014. While we have prepared our consolidated financial data as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this Report regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this Report has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be interpreted as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.18.8642 per U.S.$1.00, the rate calculated on December 31, 2019 (the last business day in December) and published on January 2, 2020 in the Federal Official Gazette by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

New impairment model. IFRS 9, Financial instruments establishes new recognition and measurement requirements for financial instruments and became mandatory for financial statement periods commencing January 1, 2018. As of January 1, 2018, the Bank began classifying its financial assets in the following measurement categories: (i) those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and (ii) those to be measured at amortized cost. The Bank determines the applicable category of a financial asset based on the business model for managing that financial asset. We applied IFRS 9 in a retrospective manner, by adjusting the opening balance of affected financial instruments at January 1, 2018, without restating prior period amounts. Regarding the recognition of credit risk impairment, the most important change is that the new accounting standard introduces the concept of expected loss, whereas the previous model was based on incurred loss. The adoption of IFRS 9 as of January 1, 2018 led to a one-time increase in the allowance for impairment losses and provisions for off-balance sheet risk from Ps.17,961 million to Ps.21,217 million. Because the Bank applied these requirements in a retrospective manner by adjusting the opening balance at January 1, 2018 without restating comparative financial statements, there was no income statement impact. Since the Bank did not restate prior period amounts upon adoption of IFRS 9, financial information for periods prior to January 1, 2018 may not be comparable.

v

Accounting for leases. IFRS 16, Leases establishes the principles for the recognition, measurement, presentation and disclosure of the lease arrangements, in order to ensure that both lessee and lessor provide relevant information that faithfully represents these transactions. In addition, the Standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current Standard – i.e., lessors continue to classify leases as finance or operating leases.

Because the Bank applied IFRS 16 on January 1, 2019 using the modified retrospective approach where the asset for right-of-use and the leases liability are the same on the transition date, there was no cumulative effect of adopting IFRS 16 recognized as an adjustment to the opening balance of Accumulated reserves as of January 1, 2019. Since the Bank did not restate prior period amounts upon adoption of IFRS 16, financial information for periods prior to January 1, 2019 may not be comparable.

See Notes 1.b, 2.h, 2.l and 15 to our audited financial statements included elsewhere in this Report.

Reclassifications on consolidated balance sheets and consolidated statement of cash flows from prior years. Since December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss in the consolidated balance sheet. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the years 2015 and 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. This reclassification is considered by the Bank to provide a preferable presentation with the purpose of grouping in a single item of the consolidated balance sheet all the financial liabilities related to reverse repurchase agreements. See Note 2.ae to our audited financial statements included elsewhere in this Report.

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this Report.

Afore

Administradora de Fondo para el Retiro, a private financial entity established pursuant to Mexican law that manages independent retirement accounts. The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker

ALCO

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

Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries

BIVA	Bolsa Institucional de Valores, S.A. de C.V.

BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)

Cetes	Mexican Treasury Bills (Certificados de la Tesorería de la Federación)

CDI	Certificate of interbank deposit

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

COFECE	Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica)

CONSAR	Mexican National Commission for the Mexican Pension Saving System (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

CRM	Customer relationship management

Exchange Act	Securities Exchange Act of 1934, as amended

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity coverage ratio

LIC	Mexican Banking Law (Ley de Instituciones de Crédito)

LMV	Mexican Securities Market Law (Ley del Mercado de Valores)

Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for financial institutions, as amended

Mexican Central Bank	Banco de México

Mexican Corporations Law	Ley General de Sociedades Mercantiles

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MIEA	Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado)

MIEB	Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico)

MORENA	Mexican Political Party “Morena,” also known as “Movimiento de Regeneración Nacional”

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NAFTA	North American Free Trade Agreement

National Consumer Price Index	Índice Nacional de Precios al Consumidor

NIM	Net interest margin

NIM Sensitivity

Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

Federal Official Gazette	Diario Oficial de la Federación

PCAOB	Public Company Accounting Oversight Board (United States)

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

RWA	Risk-weighted assets

SEC	U.S. Securities and Exchange Commission

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.250,000,000 (U.S.$13,252,616).

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

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

USMCA	United States-Mexico-Canada Agreement

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

x

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These statements appear throughout this Report and include statements regarding our intent, belief or current expectations in connection with:

·	asset growth and sources of funding;
·	growth of our fee-based business;
·	expansion of our distribution network;
·	financing plans;
·	competition;
·	impact of regulation and the interpretation thereof;
·	action to modify or revoke our banking license;
·	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;
·	exposure to credit risks including credit default risk and settlement risk;
·	projected capital expenditures;
·	capitalization requirements and level of reserves;
·	investment in its information technology platform;
·	liquidity;
·	trends affecting the economy generally; and
·	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

·	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;
·	changes in economic conditions, in Mexico, in particular, in the United States, or globally, including as a result of the coronavirus pandemic;
·	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;
·	inflation;
·	deflation;

·	unemployment;
·	unanticipated turbulence in interest rates;
·	the entry into force of the USMCA or the deterioration of the terms of trade between Mexico, the United States and Canada;
·	the implementation of new economic policy by the administration in Mexico;
·	movements in foreign exchange rates;
·	movements in equity prices or other rates or prices;
·	changes in Mexican and foreign policies, legislation and regulations;
·	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;
·	changes in taxes and tax laws;
·	competition, changes in competition and pricing environments;
·	our inability to hedge certain risks economically;
·	economic conditions that affect consumer spending and the ability of customers to comply with obligations;
·	the adequacy of allowance for impairment losses and other losses;
·	increased default by borrowers;
·	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;
·	technological changes;
·	changes in consumer spending and saving habits;
·	increased costs;
·	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
·	changes in, or failure to comply with, banking regulations or their interpretation; and
·	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this Report.

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

ENFORCEMENT OF JUDGMENTS

We are a variable stock corporation (sociedad anónima) incorporated in accordance with the laws of Mexico. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. We have been advised by such special Mexican counsel, Ritch, Mueller, Heather y Nicolau, S.C., that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and the non-violation of Mexican law and/or the Mexican public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case, provided that U.S. courts would grant reciprocal treatment to Mexican judgments.

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

We have derived our selected consolidated income statement data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019 from our audited financial statements, which have been prepared in accordance with IFRS. We have included in Item 18 hereto our audited financial statements as of December 31, 2018 and 2019 and for each of the three years in the three-year period ended December 31, 2019.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2015		2016		2017		2018 (5)		2019 (3)		2019 (5)
											(Millions of U.S.
	(Millions of pesos)(1)										dollars) (1)(2)
Interest income	Ps.	64,230	Ps.	77,453	Ps.	98,002	Ps.	99,537	Ps.	108,846	U.S.	5,770
Interest income from financial assets at fair value through profit or loss		—		—		—		14,049		15,384		816
Interest expenses and similar charges (6)		(21,242)		(28,323)		(42,158)		(51,589)		(58,074)		(3,079)
Net interest income		42,988		49,130		55,844		61,997		66,156		3,507
Dividend income		104		94		150		210		235		12
Fee and commission income (net)		13,632		13,940		14,813		15,722		16,424		871
Gains/(losses) on financial assets and liabilities (net)		2,504		3,760		3,458		1,484		2,854		151
Exchange differences (net)		6		2		6		—		—		—
Other operating income		472		486		669		748		1,553		82
Other operating expenses		(3,010)		(3,361)		(3,614)		(4,393)		(5,145)		(273)
Total income		56,696		64,051		71,326		75,768		82,077		4,350
Administrative expenses		(20,780)		(22,655)		(25,437)		(28,649)		(29,258)		(1,551)
Personnel expenses		(10,625)		(11,472)		(12,748)		(14,354)		(15,428)		(818)
Other general administrative expenses (6)		(10,155)		(11,183)		(12,689)		(14,295)		(13,830)		(733)
Depreciation and amortization (6)		(1,863)		(2,058)		(2,533)		(2,973)		(5,222)		(277)
Impairment losses on financial assets (net)		(16,041)		(16,661)		(18,820)		(18,810)		(19,220)		(1,019)
Loans and receivables (3)		(16,041)		(16,661)		(18,820)		—		—		—
Financial assets at amortized cost (3)		—		—		—		(18,806)		(19,220)		(1,019)
Financial assets at fair value through other comprehensive income		—		—		—		(4)		—		—
Impairment losses on other assets (net)		—		—		—		(5)		(370)		(20)
Other intangible assets		—		—		—		—		—		—
Non-current assets held for sale		—		—		—		(5)		(370)		(20)
Provisions (net) (4)		258		(881)		(437)		(562)		(775)		(40)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		7		20		6		7		16		1
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		91		71		69		38		42		2
Operating profit before tax		18,368		21,887		24,174		24,814		27,290		1,446
Income tax		(4,304)		(5,351)		(5,496)		(5,458)		(6,909)		(366)
Profit from continuing operations		14,064		16,536		18,678		19,356		20,381		1,080
Profit from discontinued operations (net)		—		—		—		—		—		—
Consolidated profit for the year	Ps.	14,064	Ps.	16,536	Ps.	18,678	Ps.	19,356	Ps.	20,381	U.S.	1,080
Profit attributable to the Parent		14,051		16,536		18,678		19,353		20,381		1,080
Profit attributable to non-controlling interests		13		—		—		3		—		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		2.07		2.44		2.76		2.86		3.01		0.16
Diluted earnings per share (7)		2.07		2.44		2.75		2.85		3.00		0.16
Earnings per share from continuing operations:
Basic earnings per share		2.08		2.44		2.76		2.86		3.01		0.16
Diluted earnings per share (7)		2.07		2.44		2.75		2.85		3.00		0.16
Cash dividend per share (8)		1.00		2.58		1.31		1.36		1.52		0.08
Weighted average shares outstanding		6,777,381,551		6,777,381,551		6,777,381,551		6,776,220,369		6,775,455,458		6,775,455,458
Dilutive effect of rights on shares (7)		9,612,806		9,612,806		9,612,806		10,773,988		11,538,899		11,538,899
Adjusted number of shares		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357
Dividend paid		6,760		17,468		8,910		9,228		10,293		524
Basic earnings per share		2.07		2.44		2.76		2.86		3.01		0.16
Diluted earnings per share		2.07		2.44		2.75		2.85		3.00		0.16
Dividend pay-out ratio		48.18%		105.64%		47.77%		47.76%		50.59%		48.60%

(1)	Except share and per share amounts.
(2)

Results for the year ended December 31, 2019 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.18.8642 per U.S.$1.00 as calculated on December 31, 2019 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2020 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)	Impairment losses less recoveries of previously written-off loans (net of legal expenses).
(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)

Amounts prepared in accordance with IFRS 9. Periods prior to January 1, 2018 have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on our change in accounting estimates in connection with the initial adoption of IFRS 9.

(6)

Amounts for 2019 prepared in accordance with IFRS 16. Since the Bank did not restate prior period amounts upon adoption of IFRS 16, financial information for periods prior to January 1, 2019 may not be comparable. See Notes 1.b, 2.h, 2.l and 15 to our audited financial statements included elsewhere in this Report.

(7)

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

(8)

On May 29, 2015, we paid a dividend of Ps.3,534 million, equal to Ps.0.0437 per share. On December 22, 2015, we paid a dividend of Ps.3,226 million, equal to Ps.0.0399 per share. On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share. On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6304 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million, equal to Ps.0.7292 per share. On May 28, 2019, we paid a dividend of Ps.4,843 million, equal to Ps.0.7135 per share. On December 27, 2019 we paid a dividend of Ps.5,450 million, equal to Ps.0.8030 per share.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,
	2015		2016		2017		2018 (1)		2019		2019
											(Millions of U.S.
	(Millions of pesos)										dollars)(2)
Assets
Cash and balances with Mexican Central Bank	Ps.	59,788	Ps.	78,663	Ps.	57,687	Ps.	55,310	Ps.	65,207	U.S.	3,457
Financial assets at fair value through profit or loss		—		—		—		267,524		268,127		14,214
Financial assets held for trading		326,872		342,582		315,570		—		—		—
Other financial assets at fair value through profit or loss		28,437		42,340		51,705		107,425		79,927		4,237
Financial assets at fair value through other comprehensive income		—		—		—		155,789		236,980		12,562
Available-for-sale financial assets		113,873		154,644		165,742		—		—		—
Financial assets at amortized cost		—		—		—		766,225		747,823		39,642
Loans and receivables		598,712		675,498		679,300		—		—		—
Hedging derivatives		12,121		15,003		15,116		9,285		9,256		491
Non-current assets held for sale		1,101		1,107		1,295		1,277		935		50
Tangible assets		5,547		5,692		6,498		8,714		10,542		559
Right-of-use assets (5)		—		—		—		—		5,611		297
Intangible assets		4,877		5,772		6,960		8,044		8,832		468
Tax assets		18,659		23,301		20,209		21,968		23,135		1,226
Other assets		5,847		6,335		9,109		7,163		11,173		592
Total assets	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	Ps.	1,408,724	Ps.	1,467,548	U.S.	77,795

Liabilities
Financial liabilities at fair value through profit or loss (3)	Ps.	—	Ps.	—	Ps.	—	Ps.	182,646	Ps.	153,600	U.S.	8,142
Financial liabilities held for trading (3)		149,324		226,215		193,492		—		—		—
Other financial liabilities at fair value through profit or loss (3)		231,590		177,473		166,886		178,265		273,725		14,510
Financial liabilities at amortized cost		659,209		806,091		820,431		890,284		864,266		45,815
Hedging derivatives		9,568		14,287		11,091		8,393		7,523		399
Provisions (4)		6,580		7,202		6,730		6,800		9,104		483
Lease liabilities (5)		—		—		—		—		5,919		314
Tax liabilities		643		44		71		194		322		17
Other liabilities		11,162		14,398		15,080		18,855		18,291		970
Total liabilities	Ps.	1,068,076	Ps.	1,245,710	Ps.	1,213,781	Ps.	1,285,437	Ps.	1,332,750	U.S.	70,650

Shareholders’ equity	Ps.	107,328		106,768	Ps.	116,558	Ps.	124,240	Ps.	132,715	U.S.	7,035
Share capital		8,086	Ps.	8,086		8,086		25,660		25,660		1,360
Share premium		16,956		16,956		16,956		—		—		—
Accumulated reserves		68,235		65,190		72,838		79,227		86,674		4,595
Profit for the year attributable to the Parent		14,051		16,536		18,678		19,353		20,381		1,080
Valuation adjustments		372		(1,596)		(1,177)		(985)		2,043		108
Non-controlling interests		58		55		29		32		40		2
Total equity		107,758		105,227		115,410		123,287		134,798		7,145
Total liabilities and equity	Ps.	1,175,834	Ps.	1,350,937	Ps.	1,329,191	Ps.	1,408,724	Ps.	1,467,548	U.S.	77,795

(1)

Amounts prepared in accordance with IFRS 9. Periods prior to January 1, 2018 have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on our change in accounting estimates in connection with the initial adoption of IFRS 9.

(2)

The balance as of December 31, 2019 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.18.8642 per U.S.$1.00 as calculated on December 31, 2019 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2020 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(3)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the years 2015 and 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

(4)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”
(5)

Amounts prepared in accordance with IFRS 16. Periods prior to January 1, 2019 have not been restated. See Notes 1.b, 2.h, 2.l and 15 to our audited financial statements included elsewhere in this Report for more details on the initial adoption of IFRS 16.

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, offices and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,
	2015	2016	2017	2018	2019
	(Millions of pesos or percentages, except per share, offices and employee data)
Profitability and performance
Net interest margin (1)	4.88%	4.97%	5.34%	5.55%	5.59%
Total margin (2)	6.42%	6.38%	6.76%	6.96%	6.98%
Return on average total assets (ROAA) (3)	1.36%	1.50%	1.57%	1.49%	1.47%
Return on average equity (ROAE) (4)	13.71%	14.89%	16.93%	16.27%	15.73%
Efficiency ratio (5)	39.94%	38.58%	39.21%	41.74%	42.01%
Net fee and commission income as a percentage of operating expenses (6)	60.20%	56.41%	52.96%	49.72%	49.75%
Gross yield on average interest earning-assets	7.27%	7.82%	9.35%	10.14%	10.47%
Average cost of interest bearing liabilities	2.60%	3.17%	4.52%	5.20%	5.50%
Net interest spread	4.67%	4.65%	4.83%	4.94%	4.97%
Common stock dividend payout ratio (annual) (7)	48.18%	105.64%	47.77%	47.76%	50.59%
Average interest-earning assets (8)	883,735	989,857	1,047,976	1,120,323	1,187,076
Average interest-bearing liabilities (8)	815,902	893,128	932,380	991,805	1,056,356
Capital adequacy
Net tangible book value	102,881	99,455	108,450	115,243	125,966
Net tangible book value per share	15.18	14.67	16.00	17.01	18.59
Average equity as a percentage of average total assets	9.94%	10.10%	9.28%	9.17%	9.35%
Total capital (Mexican Banking GAAP) (9)	103,639	109,238	115,321	121,454	125,083
Tier 1 capital (Mexican Banking GAAP) (9)	80,328	81,785	89,267	94,035	100,236
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	12.10%	11.79%	12.18%	12.32%	13.12%
Total capital to risk-weighted assets (Mexican Banking GAAP) (10)	15.61%	15.74%	15.73%	15.91%	16.37%
Asset quality
Non-performing loans as a percentage of total loans (11)	3.56%	2.93%	2.89%	2.67%	2.48%
Non-performing loans as a percentage of computable credit risk (11)(12)	3.32%	2.66%	2.57%	2.35%	2.23%
Written-off loans as a percentage of average total loans	2.85%	3.48%	3.63%	3.00%	2.97%
Written-off loans as a percentage of computable credit risk (12)	2.42%	3.03%	3.08%	2.51%	2.63%
Allowance for impairment losses as a percentage of average total loans (13)	3.70%	3.10%	2.83%	3.28%	3.08%
Allowance for impairment losses as a percentage of non-performing loans (11)(13)	94.97%	101.64%	93.37%	116.75%	122.38%
Allowance for impairment losses as a percentage of written-off loans (13)	129.98%	89.21%	77.90%	109.34%	103.86%
Allowance for impairment losses as a percentage of total loans (13)	3.38%	2.98%	2.70%	3.12%	3.03%
Liquidity
Liquid assets as a percentage of deposits (14)(18)	46.05%	38.72%	33.47%	33.78%	34.79%
Total Loans, net of allowances, as a percentage of deposits (15)	71.98%	73.08%	72.41%	73.00%	72.17%
Total loans as a percentage of total funding (16)(18)	63.16%	62.19%	64.32%	65.33%	64.56%
Deposits as a percentage of total funding (15)(16)(18)	87.43%	86.77%	86.43%	86.70%	86.75%
Operations
Offices(17)	1,354	1,364	1,375	1,393	1,402
Employees (full-time equivalent)	17,208	16,976	17,826	18,979	19,975

(1)

Net interest margin is defined as net interest income (including dividend income) divided by average interest-earning assets, which are loans and advances, debt instruments and other financial assets which, yield interest or similar income.

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
(12)

Computable credit risk is the sum of the face amounts of loans (including non-performing loans) plus guarantees and documentary credits. At December 31, 2019, total loans were Ps.804,684 million and total guarantees and documentary credits were Ps.80,168 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(13)

Allowance for impairment losses were Ps.18,749 million, Ps.17,883 million, Ps.16,929 million, Ps.21,516 million and Ps.21,970 million as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively. Allowance for impairment losses as of December 31, 2018 and 2019 have been prepared in accordance with IFRS 9. Prior periods have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on our change in accounting estimates in connection with the initial adoption of IFRS 9.

(14)

For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2015, 2016, 2017, 2018 and 2019, we had a total amount of liquid assets of Ps.342,408 million, Ps.308,177 million, Ps.281,690 million, Ps.308,857 million and Ps.338,694 respectively. For the years ended December 31, 2015, 2016, 2017, 2018 and 2019, the average amounts outstanding were Ps.291,828 million, Ps.315,660 million, Ps.343,395 million, Ps.281,882 million and Ps.237,934 respectively.

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

As of December 31, 2019, liquid assets were composed of the following: 19.2% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 70.9% debt instruments issued by the Mexican Government; and 9.7% debt instruments issued by the Mexican Central Bank.

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

For December 31, 2015, 2016, 2017, 2018 and 2019 our deposits and repurchase agreements amounted to Ps.766,881 million, Ps.836,465 million, Ps.841,673 million, Ps.914,453 million and Ps.973,503 million respectively, and our marketable debt securities amounted to Ps.87,449 million, Ps.90,003 million, Ps.96,296 million, Ps.103,062 million and Ps.114,457 million, respectively. For December 31, 2015, 2016, 2017, 2018 and 2019, our subordinated liabilities amounted to Ps.22,788 million, Ps.37,576 million, Ps.35,885 million, Ps.37,228 million and Ps.34,267 million, respectively.

(17)

Includes traditional branches (including those offering Santander Select service), offices and branches that serve SMEs, traditional bank tellers (ventanillas – including those offering Santander Select service), Santander Select offices (including centers (Centros Select), spaces (Espacios Select), box offices and corners) as well as Santander Select units (módulos).

(18)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the years 2015 and 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. Although the new Mexican government has adhered to the flexible exchange rate regime, there can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

External macroeconomic factors such as the normalization of U.S. monetary policy and the volatility in the global financial markets generated by the results of the 2016 U.S. presidential election negatively affected the year-end 2016 peso to U.S. dollar exchange rate, resulting in a 19.54% depreciation of the peso against the U.S. dollar, from Ps.17.25 as of December 31, 2015 to Ps.20.62 as of December 31, 2016. The peso recovered in 2017, appreciating 4.6% to Ps.19.66 as of December 31, 2017. In 2018, after experiencing  some episodes of volatility linked to domestic and external factors, the peso closed at Ps.19.65, resulting in annual appreciation of 0.05% against the U.S. dollar. In 2019, the peso to U.S. dollar exchange rate experienced some fluctuations mainly as a result of instability in the international financial markets, but gained strength during the final weeks of the year and closed at Ps.18.86 as of December 31, 2019, which implied an annual appreciation of 4.2%.

Unless otherwise indicated, U.S. dollar amounts have been translated at an exchange rate of Ps.18.8642 per U.S.$1.00, the exchange rate as calculated on December 31, 2019 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2020 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for several decades, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

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

Global economic conditions deteriorated significantly between 2007 and 2009, and some countries, including the United States, fell into recession. Although most countries have recovered, this recovery may not be sustainable. Some major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions).

Within this context, volatile oil prices and a continuous reduction in Mexico’s oil production, downward revisions to the sovereign debt rating of Mexico by credit agencies and capital outflows resulting from unexpected policy measures, caused a mild deceleration of the Mexican economy in 2019. The continuation of these conditions, together with any future downturn in manufacturing activity in the U.S., the U.S. administration’s policies on trade and immigration, and volatility in global financial markets, including as a result of market concerns about the ability of the Organization of Petroleum Exporting Countries (OPEC) and Russia to agree on a perceived need to implement further cuts in oil production in response to weaker worldwide demand, could have a material adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. The evolution of U.S. monetary policy, and divergent monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we face, among others, the following risks related to the economic downturn:

·	Reduced demand for our products and services.
·

Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

·

Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

·

The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our allowance for impairment losses.

·	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
·	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Despite the improvement of the global economy, and in particular the strength of the U.S. economy in 2019, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results of operations. A further deceleration of the Mexican economy, a slowing of economic activity in the U.S., unexpected impacts from U.S. monetary policy or unexpected changes to economic policy in Mexico would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the interest rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit interest rates could have a material adverse effect on our interest margins and liquidity.

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

Market risk refers to the probability of variations in our interest net income or in the market value of our assets and liabilities due to volatility of interest rates, inflation, exchange rates or equity prices. Changes in interest rates affect the following areas, among others, of our business:

·	net interest income;
·	the volume of loans originated;
·	credit spreads;
·	the market value of our securities holdings;
·	the value of our loans and deposits; and
·	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of 100 basis points (1%) in market interest rates. As of December 31, 2019, the 1% NIM sensitivity was Ps.199 million.

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

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected, which would in turn adversely impact our business.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair market value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-offs could have a material adverse effect on our operating results, financial condition and prospects.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio. In addition, because the mortgage foreclosure process relating to collateral in Mexico (which is regulated differently depending on the state in which the assets are located), takes three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic’s liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and write-offs.

A substantial number of our customers consists of individuals, approximately 37.9% of our total loans and advances to customers as of December 31, 2019, and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.250 million (U.S.$13.3 million), which accounted for approximately 10.6% of our total loans and advances to customers as of December 31, 2019. As part of our business strategy, we are seeking to further increase lending and other services to individuals and SMEs, which are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater economic resources. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results of operations. For the year ended December 31, 2019, non-performing loans were Ps.17,952 million and total written-off loans against our allowance for impairment losses were Ps.21,154 million. Non-performing loans related to individuals and SMEs represented 67.61% and 10.95%, respectively, of our total non-performing loans for the year ended December 31, 2019, as compared to 64.52% and 8.01%, respectively, of our total non-performing loans for the year ended December 31, 2018. Written-off loans related to individual and SME loans represented 71.46% and 23.52%, respectively, of our total written-off loans for the year ended December 31, 2019, as compared to 70.48% and 15.03%, respectively, for the year ended December 31, 2018. There can be no assurance that the levels of non-performing loans and subsequent write-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the credit card portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. As of December 31, 2019, our mortgage loan portfolio totaled Ps.156,209 million, representing 21.56% of our total loans and advances to customers. If the economy and real estate market in Mexico experience a significant downturn due to any global financial and economic crisis, this could materially and adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in a higher allowance for impairment losses and subsequent write-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on our business.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2019, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$2.6 million (Ps.49.3 million) and U.S.$2.6 million (Ps.49.1 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on our business, including our results of operations.

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

Negative economic conditions and volatility in global financial markets, mainly due to fluctuations in oil and commodity prices, geopolitical conflicts, slow economic activity in advanced and emerging markets, uncertainty about interest rates in the United States and episodes of heightened risk aversion have translated into high volatility in international and domestic markets.

As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, at the end of 2016, the peso had again sharply depreciated to Ps.20.62 pesos per U.S. dollar from Ps.17.21 at the end of 2015. However, by December 2017, the peso had appreciated to Ps.19.66 per U.S. dollar, and as of December 31, 2018, the peso appreciated slightly to Ps.19.65 per U.S. dollar. As of December 31, 2019, the peso again appreciated to Ps.18.86 per U.S. dollar.

The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has occasionally implemented measures to limit the volatility of the peso, including auctions of U.S. dollars in the foreign exchange market and regulating hedges of foreign currency-denominated liabilities of Mexican banks. However, we cannot assure that such measures will be put in place if new episodes of volatility materialize, or that they will be effective if they are implemented, or how such measures would impact the Mexican economy.

Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets. While the Mexican government does not currently restrict, and for several decades has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future. Accordingly, fluctuations in the value of the peso against the U.S. dollar could have a material adverse effect on us.

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

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, and taxation and other matters. These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering and its prevention, regulation on derivatives, rates charged, application of required accounting regulations and tax obligations. Many of the applicable laws and regulations have changed extensively in recent years, some with a negative impact on us. There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations, which may have a material adverse effect on us.

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

The Bank received a “Satisfactory” rating for the 2015, 2016, 2017 and 2018 assessments.

On June 28, 2018, by means of the official note number UBVA/185/2018, the SHCP notified Banco Santander México of the indexes from which its 2019 performance assessment of the Bank would be computed.

On October 29, 2018 by means of the official note No. UBVA/152/2018, SHCP provided us the Strategic Questionnaire to be duly completed between February 1 and February 15, 2019. We submitted the Questionnaire on February 14, 2019; subsequently on August 1, 2019, SHCP gave its final results by means of communication No. 073. The Bank once again received a “Satisfactory” rating.

On October 31, 2019, by means of the official note No. UBVA/DGAAF/107/2019, SHCP provided us the Strategic Questionnaire to be duly completed between February 1, and February 15, 2020. We delivered such Questionnaire to the SHCP on February 14, 2020 and we have not yet received the corresponding rating from the authority.

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

Given the current environment affecting the financial services sector, and due to the several regulatory changes that have taken place under the auspices of the administration of Mr. Andrés Manuel López Obrador, that came to power as a result of the Mexican general elections held on July 1, 2018, including tax reforms, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” for a discussion of the Mexican governmental authorities that regulate us.

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

In June 2014, the Mexican Supreme Court of Justice (Suprema Corte de Justicia de la Nación) issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge. The mandatory and partly discretionary application of such criteria in the lawsuits affecting our loan portfolio could have a material adverse effect on the interest rates we charge and on our operating results.

To date, the Mexican courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis (tesis aislada) setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public. Additionally, multiple Mexican courts have rendered new judgments that extended judicial powers regarding loan and credit interest rate reductions, which have established a pattern of limiting freedom for negotiating interest rates and their assessment.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions, and restricting dividends or bonuses to employees in case of a decrease of capital. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent or burdensome regulatory fines or sanctions. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling clients considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers.

The regulators could conclude that our products cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Regulations require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities, including the revocation of our authorization and the intervention in our operations. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability. Furthermore, pursuant to a binding Mexican judicial precedent (jurisprudencia), issued by the first circuit of the Mexican Federal Judicial Power in June 2019, and which is binding to judges and collegiate courts in the first circuit, it was ruled that a Mexican banking institution might be deemed to be, under certain circumstances, responsible authority (autoridad responsable) for purposes of a writ of protection (juicio de amparo), provided that a Mexican bank is only deemed to be a responsible authority when (i) it acts in a manner comparable to an authority, (ii) affects rights of individuals, and (iii) acts as determined by a law. As a consequence, the categorization of the Mexican banking institutions, under certain circumstances, as responsible authorities may subject such institutions to the provisions of the Mexican Ley de Amparo (which purpose is to protect human rights and fundamental rights established in the Mexican Constitution, against laws or acts of authority which violate individual guarantees or acts of the federal authority that infringe or restrict the sovereignty of the states), which effects and consequences are still unknown, and may increase the regulatory charges of the Bank.

Claims by COFECE

In April 2017, Banco Santander México was notified by the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, “COFECE”) of the initiation of an investigation concerning alleged agreements to manipulate prices, limit the offer or the demand, split the market or exchange information in the market for Mexican government bonds, including Cetes, Bonos M, Udibonos and Bondes D (“MGBs”). The investigation covered a period between 2006 and 2017. The Bank was investigated along with several other participants in the market in question. On June 1, 2017, Banco Santander México timely responded, providing the requested information.

On October 8, 2019, COFECE issued a 600 page report summarizing the results of its investigation into MGBs. The report found that, among other banks and individuals, Banco Santander México and two of its former employees were responsible for monopolistic practices. Following the publication of the report, COFECE referred the matter to its enforcement division, which subsequently initiated an proceeding against Banco Santander México and its former employees, as well as other banks and individuals. On December 12, 2019, Banco Santander México filed its response to the report’s findings, defending its actions.

Banco Santander México expects that the COFECE will rule on the matter towards the end of 2020, once all the evidence has been reviewed. In the event that the resolution is unfavorable to Banco Santander México, Banco Santander México can appeal the decision by means of an “amparo indirecto” before federal courts. We expect that the proceeding and appeals process could be lengthy, potentially taking three or more years to be definitively resolved.

Banco Santander México has not been fined. However, if COFECE’s final determination and any subsequent appeal are unfavorable to Banco Santander México, Banco Santander México could be subject to a fine of up to the equivalent of 10% of its income in the year such fine is imposed, although COFECE has not to date imposed the maximum penalty on any company. Because any fines that COFECE could impose on Banco Santander México are difficult to quantify and there is no certainty of their imposition at this point in the process, Banco Santander México has not recognized any provision or reserve for this matter.

Antitrust Class Action Filed in NY

A putative class action filed in New York federal court by two U.S. pension funds on March 30, 2018, alleges that the Bank, along with other members of the Santander Group including Santander España, violated U.S. antitrust laws by conspiring with other major financial institutions, including Banco Bilbao Vizcaya Argentaria (BBVA), J.P. Morgan, HSBC, Barclays, Deutsche Bank, Bank of America and Citi, to rig auctions and fix prices of MGBs, allegedly inflating prices.

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

As mentioned above, on October 8, 2019, COFECE issued its report determining that the alleged antitrust practices were probably executed by two former employees of Santander Mexico. Following the publication of COFECE’s report, the plaintiffs asked the court to extend their deadline to file an amended complaint until December 9, 2019. On October 1, 2019, the court dismissed the complaint based on the fact that the plaintiff had not filed a claim. However, the plaintiffs filed an amended complaint thereafter. We have already filed our defense.

A date for trail has not yet been set and as a result we cannot predict when this matter will be resolved. While the outcome of the complaint remains uncertain due to the current stage of the proceedings, we believe that we have a strong case.

While the Bank does not currently anticipate incurring any liability in connection with this class action, it is not possible to predict its final outcome and any adverse finding or penalty imposed could have a material adverse effect on our reputation, financial condition or results of operations.

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

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico. Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets. Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding. We contributed to IPAB Ps.2,238 million in 2015, Ps.2,631 million in 2016, Ps.2,894 million in 2017, Ps.3,134 million in 2018 and Ps.3,353 million in 2019. In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant. Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

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

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

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

Any increase in the current size of the funding deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts, which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurements and disclosures of financial instruments, allowance for impairment losses and provisions for off-balance sheet risk, recognition and measurement of deferred tax assets, goodwill and business combinations, impairment of goodwill, defined benefit plans, provisions and contingent liabilities, the lease term and the discount rate for leases.

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

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Bank in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be written-off if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized in 2018 or 2019, there can be no assurances that we will not have to recognize any impairment or write-off to the value attributed to goodwill in the future, which would adversely affect our results and net assets.

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

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2019, Mexico’s ten largest domestic banks, measured in terms of assets, held 84.14% of the total assets in the Mexican banking system; six of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results of operations.

Additionally, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of clients) by complying with minimum requirements, which are likely to result in banks losing clients to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Additionally, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. For example, in 2018, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte merged with Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, creating one of the largest banking institutions in Mexico. There can be no assurance that this increased competition will not adversely affect our growth prospects and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies, insurance companies and recently Finance Technology, or FinTech, institutions focused on digital business models. The Mexican government has prepared a law to further regulate FinTech platforms (Ley para Regular las Instituciones de Tecnología Financiera or “FinTech Law”), which was approved by the Mexican Congress and published in the Federal Official Gazette on March 9, 2018. Also on September 10, 2018, the “General Provisions applicable to Financial Technology Institutions” were published in the Federal Official Gazette. One of the main purposes of the document is to establish measures and proceedings that must be complied with by Fintech institutions in order to prevent and detect acts, omissions or operations that could assist or cooperate with terrorism financing activities, as provided in article 139 of the Federal Criminal Code (Código Penal Federal). Although the law allows Mexican banks to operate Finance Technology platforms, it still requires them to use a different corporate name and branding for such platforms, which may provide FinTech platforms not connected to a bank with a competitive advantage over us.

Moreover, a significant portion of fintech companies in the region are located in Mexico. The largest segment served by these FinTech institutions in Mexico is payments and remittances, while companies dedicated to lending make up the second largest. With the recent growth of FinTech institutions in the Mexican financial services sector, we are facing a different and more challenging competitive environment. Due to their nimble infrastructure and flexibility, FinTech institutions are taking advantage over traditional banks to enter the market with new and innovative solutions for Mexican businesses and consumers. Low capital requirements, developing regulatory framework and low administrative expenses applicable to FinTech institutions help foster the development of the Mexican FinTech ecosystem.

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

Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards Internet and mobile banking may require changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect on our competitive position.

Increasing competition could also require that we increase our rates offered on deposits or lower the interest  rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

In addition, the Mexican Congress passed the FinTech Law in 2018, whose main purpose is to regulate the financial services provided by the Collective Financing (Crowdfunding) Institutions and Electronic Payment Institutions. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, Internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. The CNBV is the authority responsible for granting authorizations and supervising their organization, operation and functioning. In addition, the FinTech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the FinTech institutions can only operate with digital assets approved by the Mexican Central Bank. It also provides for the creation of the Inter-institutional Committee, which will be responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the FinTech Law. The Committee will also serve as the examining body of the CNBV and will be composed of public servants of the SHCP, the Mexican Central Bank and the CNBV.

In accordance with the FinTech Law, we will be able to establish our own FinTech institution, although we will not be able to use our name or our corporate brand. As a result, we may not be able to realize our full competitive advantage over other companies. In addition, FinTech institutions that obtain authorization from the CNBV could represent a source of new and strong competition for us, which could have an adverse effect on our operations and results, and require additional capital expenditures for further investments in technology.

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

Liquidity risk is the risk that we do not have sufficient available financial resources to meet our obligations as they become due or that we can secure them only at an excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate them completely. Continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to the prevailing level of interest rates, general liquidity conditions in the financial system, and to our credit spreads. Increases in interest rates and our credit spreads, or deterioration of general liquidity conditions, can significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes in interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside of our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and growth prospects.

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

We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as our main source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future, if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

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

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio (LCR) is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. As of December 31, 2019, our LCR ratio was 132.94%, above the 100% minimum requirement. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 2019, the NSFR ratio for the Bank was 120.68%. Both ratios are calculated in accordance with the European Central Bank. When calculated pursuant to the regulatory requirements of the Mexican Central Bank and the CNBV, the Bank’s average LCR for 2019 was 159.37%.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into seven groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. During 2018, we rearranged our risk groups, aligning our limits strategy. We measure the loss rates for each of the seven groups over a one-year period and compare the average loss rate to our risk appetite within the credit card portfolio. As of December 31, 2019, approximately 70.0% of our credit card portfolio was included in the top six groups, which together had an average loss rate of 5.1%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. Part of our current growth strategy is to increase volume in the credit card portfolio, at the same or a slightly higher rate than the market, which may increase our exposure to risk in our loan portfolio. During 2019, our credit card portfolio grew 5.78%. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us.

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

·	manage efficiently the operations and employees of expanding businesses;
·	maintain or grow our existing customer base;
·	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
·	finance strategic investments or acquisitions;
·	align our current information technology systems adequately with those of an enlarged group;
·	apply our risk management policy effectively to an enlarged group; and
·	manage a growing number of branch offices without over-committing management or losing key personnel.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2019, the loan-to-value ratio of our mortgage portfolio and the loan-to-value ratio for originations were 53.5% and 66.3% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make an additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

In addition, other factors such as failure to perfect our security interests, fraudulent transfers by borrowers, attachments by other creditors obtaining priority over collateral or a reduction in the value or liquidity of the collateral may impair our ability to recover on our collateral. Accordingly, there can be no assurance that we will be able to realize the full value of our collateral.

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies evaluate us on a regular basis, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain long-term and derivatives transactions and retain our customers, particularly customers who require a minimum rating level in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral of these results of a ratings downgrade, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

On July 16, 2019, Fitch Ratings affirmed our Long-Term Foreign and Local Currency Issuer Ratings (IDRs) at BBB+ and our Short-Term Foreign and Local Currency IDRs at ‘F2’ but downgraded our Viability Rating (VR) from ‘bbb+’ to ‘bbb’. On September 28, 2018, Fitch Ratings assigned a final rating of BBB- to our Tier 2 notes.

On February 11, 2019, Moody’s downgraded counterparty risk assessments (CRAs) for four Mexican banks, including us. Our CRAs were downgraded as follows:  Long-term CRA of A2(cr), to A3(cr); Short-term CRA of Prime-1(cr), to Prime-2(cr). On June 7, 2019, Moody’s affirmed our long-term global local currency senior unsecured debt rating of A3 and the outlook remained negative. This rating action did not affect any other ratings or assessments of us.

For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx (N.O.) and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our domestic peso-denominated long-term debt, with equivalent ratings for our domestic peso-denominated short-term debt. We have not been required to post additional collateral or take other actions under any of our derivative contracts.

Banco Santander Parent’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s Investors Service España, S.A., A stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd (long term bank deposit rating).

However, any downgrade of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding related to any further issuances of debt in the international capital markets. It is difficult to determine the quantitative impact of a two-notch rating downgrade on our funding costs. However, based on current market comparables, we estimate the impact could be approximately 50 to 75 basis points for new long-term debt issued in the international capital markets. In addition, we estimate that we would be required to post up to U.S.$9.3 million in additional collateral in respect of our derivative arrangements in the event of such a downgrade, based on our derivatives portfolio as of December 31, 2019.

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

As a result of such expansion, COFECE has the ability to initiate investigations on the equality of commercial practices within the Mexican Financial System, as well as to impose fines and penalties established in the laws applicable to COFECE. On January 16, 2014, COFECE formally began an investigation of the Mexican financial sector. As part of the financial reform that became effective as of January 2014, COFECE was instructed by the Mexican Congress to investigate the competition in the Mexican financial sector. On July 9, 2014, COFECE published its full investigation work paper and its official report pursuant to which COFECE reported the background, considerations and general concepts of the Mexican financial sector used for the investigation and issued 36 recommendations for the improvement of competition in the industry. Although such recommendations are not legally binding, COFECE has authority to begin, at any time, a specific investigation for alleged antitrust practices by any financial institution, including us, which could have a material adverse effect on our reputation, business, financial condition or results of operation. As of the date of this Report, no such investigations have commenced.

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

One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our retail loan portfolio. The recoverability of retail loans in particular and our ability to increase the amount of loans outstanding, and our results of operations and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. Mexican gross domestic product (GDP) growth in 2013 posted a sharp decline, improved over the subsequent years to a range between 2.1% and 3.3% and then declined and was equal to -0.1%% in 2019. We can provide no assurance that GDP growth rates will increase in the future, or that they will not regress further.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology infrastructure on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive and improve the way we provide financial services to our customers. For 2020, 64.7% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

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

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer’s ID file, account and transaction information up to date and implement effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activities to  the local authority.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds.

Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding of effective controls and monitoring, which in turn requires on-going changes to  AML systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As one of the largest Mexican banks and a member of a global banking group through Banco Santander Parent, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances in which we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. When we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV. Aware of the current risks in terms of cybersecurity threats, Banco Santander Parent globally and locally has established strategies to reinforce the protection against detection and response to these threats in its technological infrastructure. As a result of such strategies, data breach incidents in 2018 and 2019 were timely detected in both the Electronic Banking and ATM platforms. Those incidents were contained and actions were taken to prevent recurrences, including the development of continuous monitoring schemes to detect threats.

According to local regulations, those incidents have been reported to the local regulator, although they are not expected to have a material adverse effect on our business. As of the date of this Report, we have not experienced information security problems and we have not had to report any such events to the CNBV.

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

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management. If we fail to staff our operations appropriately, or lose one or more of our key senior executives or other key employees and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

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

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers on sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements included elsewhere in this Report. IFRS 9 was adopted as of January 1, 2018, establishing a new impairment model of expected loss and making changes to the classification and measurement requirements for financial assets and financial liabilities. As of January 1, 2019 the Bank adopted IFRS 16, which replaced existing lease guidance. Changes in accounting standards can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

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

We and our affiliates have entered into a number of services agreements, pursuant to which we render services such as administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2019, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.3,581 million, or 12.2% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder Banco Santander Parent). While the CNBV has not disagreed with our determinations that the terms of these transactions are “substantially on market conditions” in the past, we can provide no assurances that the CNBV will agree with any of our future determinations. Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2017 to December 31, 2018, total loans and advances to customers increased by 10.01% to Ps.689,059 million (U.S.$36,527 million), while our consumer loans to individuals grew by 3.74% to Ps.111,787 million (U.S.$5,926 million). From December 31, 2018to December 31, 2019, total loans and advances to customers increased by 5.15% to Ps.724,516 million (U.S$38,407 million), while our consumer loans to individuals grew by 5.65% to Ps.118,099 million (U.S.$6,260 million).

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

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns directly and indirectly 91.65% of our common stock (including Series B and Series F shares) through its 100% ownership of Grupo Financiero Santander México and its direct ownership of a significant percentage of our Series B shares. Due to its share ownership, our controlling shareholder has the ability to control us, including the ability to:

·	elect the majority of the directors and exercise control over our company and subsidiaries;
·	cause the appointment of our principal officers;
·	declare the payment of any dividends;
·	agree to sell or otherwise transfer its controlling stake in us; and
·

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

Banco Santander Parent published an updated and simplified Group-Subsidiary Governance Model as well as Guidelines for Subsidiaries in 2019, which were approved by Banco Santander México’s Board of Directors on October 31, 2019.

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

We have acquired controlling interests in various companies and have engaged in other strategic partnerships. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities. Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. The integration of acquired businesses entails significant risks, including:

·	unforeseen difficulties in integrating operations and systems;
·	inability to modify accounting standards rapidly;
·	problems assimilating or retaining the employees of acquired businesses;
·	challenges retaining customers of acquired businesses;
·	unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;
·	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and
·	the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition.

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

We prepare our financial statements in accordance with IFRS, and these financial statements are not directly comparable to the financial statements that we have historically prepared and that we will continue to prepare in accordance with Mexican Banking GAAP. In addition, some of the financial data presented in this Report are not easily comparable from period to period.

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 presented in this Report has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2019, we have set aside Ps.1,558 million (U.S.$83 million) as provisions for these legal actions (including tax-related litigation). For more details on provisions for tax and legal matters, see Note 24.a to our audited financial statements included elsewhere in this Report. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

Climate change presents a number of risks, including:

·	Transition risks associated with the move to a low-carbon economy, both at individual and systemic levels, such as through policy, regulatory and technological changes;
·	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers; and

·

Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

Should any of these risks materialize, they may introduce additional financial risks, including the following:

·

Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

·

Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

·	Operational risks: Severe weather events could directly impact business continuity and operations of both us and our customers.
·

Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

In the past, we have identified material weaknesses in our internal control over financial reporting. If we identify material weaknesses in the future, investor confidence in our company and the market price of our shares and ADSs may be adversely affected.

As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, we identified material weaknesses as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related specifically to ineffective risk assessment over information technology general controls and information technology user access controls. The material weaknesses did not result in a restatement of our prior year financial statements and we successfully completed the implementation of remedial efforts to address them by the end of 2019. See “Item 15. Controls and Procedures – B. Management’s Annual Report on Internal Control Over Financial Reporting.”

While we have concluded in our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 that our internal control over financial reporting was effective, if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operation and cash flows.

Our operations and results have been negatively impacted by the coronavirus outbreak.

Since December 2019, a novel strain of coronavirus has spread in China and other countries, including Mexico. Such events have caused disruption of regional and global economic activity, suspension of international flights and the shutdown of countries’ borders, which has affected our operations and is expected to impact our financial results in 2020. The extent to which the coronavirus impacts our results will depend on the duration of the pandemic and the level of disruption to regional and global economic activity, including as a result of actions taken by countries to combat the pandemic. The duration of the pandemic is uncertain and unpredictable, in particular considering that some health systems may not be equipped to cope with the pandemic. Moreover, since the outbreak of coronavirus, international flights have been suspended and certain countries have closed their borders. These and other actions may be taken in the future. Future developments with respect to coronavirus are highly uncertain and cannot be predicted and new information may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Other global or national health concerns, including the outbreak of other contagious diseases or pandemics may adversely affect us in the future.

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

Negative and fluctuating economic conditions, such as a changing interest rate environment, affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through the instability that a default in public debt could cause to the economy in general and the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Mexico. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2015, GDP increased 3.3% and inflation reached 2.1%. In 2016, GDP increased 2.9% and inflation reached 3.4%. In 2017, GDP increased 2.1% and inflation reached 6.8%. In 2018, GDP increased 2.1% and inflation reached 4.8%. In 2019, GDP decreased -0.1% and inflation reached 2.83%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28‑day Mexican Treasury Bills (Certificados de la Tesorería de la Federación, or Cetes) averaged approximately 3.0%, 4.2%, 6.7%, 7.6% and 7.9% for 2015, 2016, 2017, 2018 and 2019, respectively. Relative to the U.S. dollar, the peso depreciated by 16.7% in 2015, depreciated by 19.5% in 2016, appreciated by 4.6% in 2017, appreciated by 0.05% in 2018 and appreciated by 4.02% in 2019,  closing at Ps.18.86 per dollar on December 31, 2019, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

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

The Mexican government exercises considerable influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, changes in the financial, governance and operating structure of Petróleos Mexicanos and Comisión Federal de Electricidad, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Mexico held general elections on July 1, 2018. At the federal level, Mexican citizens elected a new president, 500 members of the Chamber of Deputies and 128 members to the Senate, in addition to thousands of state and municipal positions. In total, more than 3,400 elected positions were voted on, making the 2018 election unprecedented in its scope and impact on Mexico’s political landscape. Andrés Manuel Lopez Obrador of the Morena-Partido Encuentro Social-Partido del Trabajo coalition received over 53% of the vote in the presidential election, more than double the total of his closest rival, and became the 58th president for a period of almost six years that started on December 1, 2018. The Morena party also gained an absolute majority in both chambers of the Congress and obtained a majority in 17 of the 32 local legislations. As a result of this majority obtained in the 2018 elections, the Morena party has a strong mandate in both the executive and legislative branches, both at federal and state levels.

Since taking office, the Andrés Manuel Lopez Obrador government’s stance regarding macroeconomic policy has been mostly pro-stability with an explicit emphasis on the importance of Mexican Central Bank’s autonomy and balanced public finances, as shown by the stability of the public debt-to-GDP ratio. While some measures in specific sectors, including energy and infrastructure, have generated uncertainty and led to weaker private investment and overall growth, the evolution of financial markets has been favorable, as illustrated by a significant reduction of inflation, lower interest rates and an appreciation of the peso.

In addition, on June 5, 2019, Fitch downgraded Mexico’s sovereign debt, which reflects an assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due, from BBB+ to BBB, citing increased risk due to PEMEX’s deteriorating credit profile and weakness in the macroeconomic outlook due to, among other things, trade tensions. In addition, Moody’s changed its outlook on Mexico’s A3 rating from stable to negative. The same day, Fitch downgraded PEMEX’s rating from BBB- to BB+, citing insufficient investment to restore declining production. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. However, PEMEX has been actively managing its liabilities in the international and local markets.

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

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse change in U.S. trade or other policy with respect to Mexico or change in the U.S. economy, such as higher interest rates or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican Economy. In particular, monetary policy in the United States and the U.S. administration’s policies on trade and immigration, particularly towards Mexico, have led to episodes of volatility of the peso/dollar exchange rate. The relative strength of the U.S. dollar against other currencies, including the Mexican peso, may also impact manufacturing’s contribution to growth, thus affecting economic activity in Mexico. Thus, we cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

In 2013, the uncertainties regarding the recovery of the U.S. economy and the changes made to its monetary policy resulted in increased volatility in the debt and foreign exchange markets, affecting all emerging economies, including Mexico. In 2014 and 2015, the U.S. economy showed signs of improvement with an annual GDP growth rate of 2.4% during each year, which caused the U.S. Federal Reserve to begin normalizing its monetary policy by ending its quantitative monetary stimulus and increasing the U.S. Federal Reserve’s reference rate by 25 basis points in December 2015 and by an additional 200 basis points between 2016 and 2018. However, the U.S. Federal Reserve began cutting the reference rate in mid-2019 amid rising volatility in global markets as a result of the trade war with China and uncertainty regarding the overall economic outlook, which resulted in increasing volatility in financial markets and increased uncertainty for emerging markets. We cannot assure you that events in the United States, China or elsewhere will not materially and adversely affect us in the future.

As a majority subsidiary of our controlling shareholder, Banco Santander Parent, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results of operations are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences, could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results of operations.

Violence in Mexico has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

Mexico has experienced a significant increase over the past few years in violence relating to illegal drug trafficking. This increase in violence has had an adverse impact on economic activity throughout Mexico.

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

We are subject to extensive regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition. In addition, we are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

The effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to implement our business strategy. However, changes to the regulatory capital framework or other present and future changes that limit our ability to manage our balance sheet and capital resources effectively, or to access funding on commercially acceptable terms, may cause a material adverse effect on both our financial condition and regulatory capital position.

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

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products or services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for impairment losses under Mexican Banking GAAP. Such regulators may require us to increase our allowance for impairment losses or to recognize further credit losses for Mexican Banking GAAP purposes. Any such additional allowance for impairment losses, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition for Mexican Banking GAAP. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with back-up capital of 2.5% which gives a total of 10.5% minimum requirement (including the capital conservation buffer), plus, within a four year period starting December 31, 2016, a domestic systemically important bank supplement of 1.20% imposed on the Bank due to its classification as Grade III of systemic importance. Any failure by us to maintain this minimum will result in administrative actions or sanctions which may affect our ability to fulfill our obligations, including losing our banking license. As of December 31, 2019, the Bank has constituted 100% of the capital preservation supplement required.

In response to the financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive capital and liquidity framework, known as Basel III. The Basel III framework includes heightened capital standards reflecting increases in both the quality and quantity of the regulatory capital base and enhancements to the risk coverage of the capital framework. The Basel III minimum risk-based capital ratio standards require a minimum ratio of 8% over total risk-weighted assets from which a minimum of 4.5% concerns Ordinary Level 1 Capital over total risk-weighted assets and a minimum of 6% Total Capital Level 1 (Ordinary Level 1 Capital plus Additional Level 1) over total risk-weighted assets. In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers that must be maintained above the minimum capital requirements in order to avoid corrective measures from CNBV. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer, a variable surcharge of up to 2.25% for certain global systemically important banks and a countercyclical buffer of up to 2.5% (during excessive credit growth periods). Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements. The Basel III capital standards are intended to be implemented at the national level subject to transitional arrangements, with the principal requirements being phased in from January 2013 to January 2019 and the remaining requirements fully effective in 2022. Since being first finalized in 2010, the Basel III capital standards have continued to evolve, with the Basel Committee issuing new standards on, among other things, the measurement of risk-weighted assets for counterparty credit risk, exposures to central counterparties and market risk.

The CNBV issued amendments to the capital requirements, which became effective on January 1, 2013 and implemented the Basel III capital standards in all material respects.

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and the Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30‑day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR standard, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard was January 1, 2018. The CNBV and Mexican Central Bank have not issued its final definition of the NSFR based on the guidelines approved by the Basel Committee in October 2014.

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

Our LCR levels exceeded 100% throughout 2019, thereby surpassing regulatory requirements.

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

·

Operational risk: on December 16, 2016 the CNBV approved our request to use the Alternative Standardized Approach (ASA) to estimate and report, from November 2016 onwards, the capital requirement for operational risk.

·

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

·

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

·

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

·

There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on

September 1, 2016. We are currently in compliance with this requirement. Such ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

·	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
·	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
·	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.
·	An add-on for the potential exposure of securities financing transactions.

In accordance with the aforementioned regulatory requirements set forth by the CNBV, banking institutions must publish their leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2019 was 7.02%, as of November 30, 2019 was 6.92%, as of October 31, 2019, was 7.27%, as of September 30, 2019 was 7.64%, as of June 30, 2019 was 7.67%, as of March 31, 2019 was 7.92%, and as of December 31, 2018 was 7.03%.

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

The Mexican government frequently intervenes in the Mexican economy and occasionally makes significant changes in policies and regulations. The Mexican government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports. Our business, financial condition and results of operations, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

·	interest rates;
·	exchange rates and controls and restrictions on the movement of capital out of Mexico;
·	reserve requirements;
·	capital requirements;
·	currency fluctuations;
·	inflation;
·	liquidity of the domestic capital and lending markets; and
·	tax and regulatory policies.

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

Although the Mexican government has implemented what we consider to be sound economic policies over the past few years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Mexico and to heightened volatility in the Mexican securities markets and in the securities issued abroad by Mexican issuers. These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

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

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by the Bank.

Various regulators, industry bodies and other market participants in the United States and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander México’s results.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates the London interbank offered rate (LIBOR), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyze a transition to using the Sterling Overnight Index Average (Sonia). In addition, the European Money Market Institute (EMMI) announced the discontinuation of the Euro OverNight Index Average (EONIA) after January 3, 2022 and that from October 2, 2019 until its total discontinuation it will be replaced by the Euro short-term rate (€STR) plus a spread of 8.5 basis points. Many unresolved issues remain, such as the selection of successor benchmarks, the timing of their introduction and the transition of a particular benchmark to a replacement rate could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Bank. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risks that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease, (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes; and (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks and their transition path have been defined, but the timing of and mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Exposure to Mexican government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2019, approximately 19% of our total assets and 77% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We and all of our subsidiaries are organized under the laws of Mexico. Our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

·	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;
·

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

·

we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

·	the depositary may take or be required to take actions under the deposit agreement that may have adverse consequences for some ADS holders in their particular circumstances.

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

Prior to our merger with our Former Holding Company, there was no public market for our ADSs and substantially no liquidity of our Series B shares. Since our merger, our ADSs have been listed and traded on the NYSE under the symbol “BSMX” and our Series B shares have been listed and traded on the Mexican Stock Exchange under the symbol “BSMX”. As December 31, 2019, we had 6,786,994,357 shares of common stock outstanding, including 3,322,685,212 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Moreover, there can be no assurance that a liquid trading market for our Series B share will continue to exist. On August 8, 2019, Banco Santander Parent launched an exchange offer to acquire all of our issued and outstanding Series B shares (including ADSs representing such shares) (the “Exchange Offer”). As a result of the Exchange Offer, which closed on September 17, 2019, only 8.35% of our Series B shares are held by the public (i.e., shareholders other than Banco Santander Parent), including our Series B shares that are representing by ADSs trading on the NYSE. The Exchange Offer further reduced the liquidity and market for our shares and ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are the second-largest bank in Mexico based on total assets, the third-largest based on total loans and net income and the fourth-largest based on deposits, as of December 31, 2019, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, and securities underwriting. Our main subsidiaries are: (i) Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, (ii) Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, and (iii) Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico. Our telephone number at that address is +52 55 5257‑8000 and our website is www.santander.com.mx. None of the information contained on our website is incorporated by reference into, or forms part of, this Report.

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

On October 5, 2017, the SHCP authorized the incorporation of a new company called Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Inclusión Financiera) as a subsidiary of the Bank, the main activity of which is granting credits to low income creditors. The aim of this subsidiary is to achieve a social impact through a competitive offer in the sector of microcredits. For additional information on the authorization to incorporate Santander Inclusión Financiera, S.A. de C.V., see Note 3.3 to our audited financial statements included elsewhere in this Report.

On December 8, 2017, the shareholders of the Bank approved the merger of the Former Holding Company with and into the Bank, with the Bank as the surviving company (the “Merger”) and by official letter UBVA/077/2017 dated December 13, 2017, the SHCP authorized the Merger. On December 8, 2017, the Bank and the Former Holding Company entered into a merger agreement, which became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, upon the filing of the resolutions of the shareholders of the Bank and the Former Holding Company approving the Merger and the filing of the merger agreement with the Public Registry of Commerce in Mexico, the Merger became effective before third parties. For additional information on the corporate restructuring, see Note 3.4 to our audited financial statements included elsewhere in this Report.

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

As aforementioned, on January 2, 2018, the Bank sold its custody business to Banco S3 Mexico, a wholly owned subsidiary of Banco Santander Parent and entered into a contract with Banco S3 Mexico pursuant to which Banco S3 Mexico will provide exclusive custody services to the Bank for a term of 20 years, pursuant to a purchase and sale agreement, which is an exhibit to this Report. See “Item 10—C, Material Contracts” for more information. Banco S3 Mexico began operating as an independent subsidiary of Banco

Santander Parent on February 2, 2018 upon authorization by the CNBV. Banco Santander México and Banco S3 Mexico are currently working on the client migration process that must be finished by April 2020, as provided by the Third Amendment to the Sale Agreement executed on June 28, 2019. For additional information on the sale of the custody business, see Note 3.1 to our audited financial statements included elsewhere in this Report.

On October 10, 2018, the corporate name of the Bank was changed to Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. For additional information on the change of corporate name, see Note 3.8 to our audited financial statements included elsewhere in this Report.

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

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent increased its ownership to 91.65% of our share capital. See Note 3.9 to our audited financial statements included elsewhere in this Report.

On October 28, 2019, Santander México obtained the corresponding authorization from the Executive Commission of Banco Santander Parent, to carry out a merger through absorption, between Banco Santander México and Santander Vivienda, with the former being the surviving entity and the latter being the merged entity. On October 31, 2019, the Board of Directors of Grupo Financiero Santander México, Banco Santander México and Santander Vivienda agreed to call an the Extraordinary Shareholders Meeting to approve the merger. Once we have received approval from the CNBV, we will set the date for the Extraordinary Shareholders Meeting, which we expect to occur sometime in the first half of 2020. See Note 1.d.ii to our audited financial statements included elsewhere in this Report.

On March 13, 2020, Banco Santander México acquired 49% of the shares representing the capital stock of the merchant payment solutions company, Elavon México Holding Company, S.A. de C.V.” (“Elavon Mexico”), a subsidiary of USB Americas Holdings Company (U.S. Bancorp’s affiliate) and Elavon Latin American Holdings, LLC (Elavon Inc.’s affiliate), while Santander Merchant Platform Solutions, S.L. (“SMPS”) (Banco Santander Parent’s subsidiary) acquired the remaining 51% of its capital stock. The total purchase price for the acquisition of the total equity stock of Elavon Mexico was Ps.1,600 million. See Note 1.d.i to our audited financial statements included elsewhere in this Report.

Capital Expenditures and Divestitures

In 2017, our capital expenditures were Ps.4,322 million, 78.0% (Ps.3,372 million) of which was spent on information technology and the remainder Ps.950 million which was spent on furniture, fixtures and equipment. In 2018, our capital expenditures were Ps.5,651 million, 66.3% (Ps.3,745 million) of which was spent on information technology and the remainder Ps.1,905 million which was spent on furniture, fixtures and equipment. In 2019, our capital expenditures were Ps.6,484 million, 69.2% (Ps.4,487 million) of which was spent on information technology and the remainder Ps.1,997 million which was spent on furniture, fixtures and equipment.

For 2020, we have a capital expenditures budget of Ps.4,772 million (U.S.$253 million), 64.7% of which (Ps.3,087 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,685 million). Of our capital expenditures spent on furniture, fixtures and equipment, 62% will be used for ordinary course updates to our furniture, fixtures and equipment, 33% will be used for the transformation of our distribution network and the remainder will be used to expand our product offerings. Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2020 capital expenditures.

B.   Business Overview

Overview

We are the second-largest bank in Mexico based on total assets, the third-largest banks based on total loans and net income and fourth-largest based on deposits as of December 31, 2019, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking and securities underwriting. Our principal subsidiaries are Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Vivienda, S.A., de C.V. Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada. As of December 31, 2019, we had total assets of Ps.1,467,548 million (U.S.$77,795 million), total equity of Ps.134,798 million (U.S.$7,145 million), and a market capitalization of Ps.175,308 million (U.S.$9,293 million), and for the year ended December 31, 2019, we had net income of Ps.20,381 million (U.S.$1,080 million), which represented a return-on-average equity, or ROAE, of 15.73% for that period. As of December 31, 2019, we had total loans, net of allowance for impairment losses, of Ps.702,546 million (U.S.$37,242 million), total deposits of Ps.973,503 million (U.S.$51,606 million) and 1,402 offices located throughout Mexico.

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

Focusing on the following categories of clients:

    Individuals, for individuals with net worth of less than Ps.8 million, categorized as classic, preferred or select.

     Private banking, for individuals with net worth in excess of Ps.15 million.

    Individuals, with a net worth between Ps.8 million and Ps.15 million are attended to by either the Individuals segment or the Private Banking segment described above, depending on the product offering that suits them best.

    SMEs, with annual gross revenues of less than Ps.250 million.

    Middle-market corporations, with annual gross revenues of more than Ps.250 million that are not clients of Corporate and Investment Banking.

    Government institutions, comprised of Mexican government agencies, state agencies and municipalities, as well as Mexican public universities.

Offering our largest clients (mainly Mexican and multinational corporations, financial groups and large institutional clients) financial services and products such as:

    Global Transaction Banking (GTB), which includes cash management, working capital solutions and trade finance solutions.

    Global Debt Finance (GDF), which includes origination, structuring and distribution of structured loan products, project finance and asset based finance.

    Banking and Corporate Finance, which includes mergers and acquisitions, and equity capital markets.

    Markets, which includes “plain vanilla” and tailored fixed income, foreign exchange and hedging solutions.

    Corporate and Investment Banking products and solutions for retail customers, which offers retail segment clients tailor-made corporate banking products and solutions in order to meet specific needs.

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

Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2017		2018		2019		2017		2018		2019
	(Millions of pesos)
Retail Banking	Ps.	47,969	Ps.	54,005	Ps.	59,008	Ps.	17,111	Ps.	21,733	Ps.	23,376
Corporate and Investment Banking		5,295		6,121		6,638		5,085		3,155		4,785
Corporate Activities		2,580		1,871		510		1,978		(74)		(871)
Total	Ps.	55,844	Ps.	61,997	Ps.	66,156	Ps.	24,174	Ps.	24,814	Ps.	27,290

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended
	December 31,
	2017		2018		2019
	(Millions of pesos, except percentages,
	offices and customer data)
Offices(1)		1,375		1,393		1,402
Customers		15,450,216		16,690,063		18,134,468
Total assets	Ps.	1,329,191	Ps.	1,408,724	Ps.	1,467,548
Loans	Ps.	609,420	Ps.	667,543	Ps.	702,546
Deposits(2)	Ps.	841,673	Ps.	914,453	Ps.	973,503
Total equity	Ps.	115,410	Ps.	123,287	Ps.	134,798
Non-performing loans as a percentage of total loans(3)		2.89%		2.67%		2.48%
Efficiency(4)		39.21%		41.74%		42.01%
ROAE(5)		16.93%		16.27%		15.73%

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

As a result of the Merger, Grupo Financiero Santander México directly owns 74.96% of our capital stock. Banco Santander, S.A., or Banco Santander Parent, owns 100% of the capital stock of Grupo Financiero Santander México. In addition, as a result of the Exchange Offer, Banco Santander Parent also directly owns 16.69% of our Series B shares. With aggregate ownership of 91.65% of our share capital, Banco Santander Parent is our controlling shareholder. As of December 31, 2019, the Santander Group had total assets of €1,522.7 billion (U.S.$1,709.2 billion), equity of €110,659 million (U.S.$124,214.9 million) and a market capitalization of €61,986 million (U.S.$69,579.4 million). It also generated an attributable profit of €6,515 million (U.S.$7,313.1 million) in the year ended December 31, 2019. We represented approximately 9% of the Santander Group’s attributable profit in the year ended December 31, 2019, making us the fourth largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2019, according to the annual report of the Santander Group for 2019.

Our Competitive Strengths

Leading market position in select categories

We are ranked second in terms of total assets, third in terms of total loans and net income and fourth in terms of deposits among private-sector banks in Mexico, with market shares of 14.3%, 13.2%, 13.0% and 13.0%, respectively, as of December 31, 2019, in each case as determined in accordance with Mexican

Banking GAAP, according to information published by the CNBV. Among the seven largest private-sector banks in Mexico, we believe we hold leading market positions in most of our key product lines, such as credit cards and payroll loans.

The following table shows rankings and market shares as of December 31, 2019, according to information published by the CNBV. All statements in this Report regarding our market position and relative financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2019

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.2%
Deposits	4	13.0%
Total assets	2	14.3%
Asset quality(3)	6	—
Total equity	3	12.8%
Net income	3	13.0%
Efficiency(4)	4	—
ROAE(5)	3	—

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

Focus on well-defined profitable client segments resulting in superior track record

We believe our market share in our key client segments (high- and mid-income individuals and SMEs) will continue to contribute to our profitability. We have posted ROAE levels of 15.8%, 16.0% and 16.1% in 2017, 2018 and 2019, respectively, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2019, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

We believe our targeted efforts have helped us organically increase our market share in key business lines such as retail services to middle-market corporations and SMEs. We maintained our strategy of generating greater profitability through the high margin segments that continue to grow at a good pace, such as middle-market corporations, SMEs, consumer and credit card loans. From December 31, 2018 to December 31, 2019, our payroll loans market share increased 20 basis points, from 13.5% to 13.7%, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. We are the third-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2019, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through this strategy, we continue attracting deposits and maintaining a healthy quality of assets. See “—Our Core Products—Retail Lending—Mortgages.”

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

We have well-developed customer relationship management, or CRM, tools that allow us to monitor our clients’ behavior and provide them with targeted product offerings through diverse channels. As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking and our contact centers, which are complementary to our traditional proprietary branch network, which enables us to deliver better service to our clients and increases our sales ratios. As of December 31, 2019, we had approximately 1.8 million customers with pre-authorized credit offers.

We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2019, we were the fourth most efficient bank among the seven largest private-sector banks in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others. We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages. The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom (U.K.), through its Santander U.K. subsidiary, Poland and Portugal, among others. Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries. Our relationship with the Santander Group allows us, among other things, to:

·

benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;

·

strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the audit committee of Santander Group, making it more independent from management;

·	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Santander Group;
·

leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;

·

utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico. Santander Group also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;

·	access the Santander Group’s multinational client base and benefit from the Santander Group’s global presence, particularly in Latin America;
·

support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;

·	benefit from selectively borrowing from Santander Group’s product offerings in other countries as well as from their know-how in systems management;
·	replicate or adapt to the Mexican market successful product offerings and best practices from the Santander Group and its subsidiaries in other countries; and
·	benefit from Santander Group’s overall market presence and market campaigns such as its Formula 1 sponsorship.

Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business and are independent from Banco Santander Parent.

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.759,271 million, or 56.97%, of our total liabilities as of December 31, 2019. As of December 31, 2019, customer deposits represented 77.99% of our total deposits. Since we are primarily a commercial bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage (i) our reliance on, and exposure to, riskier sources of funding and (ii) our liquidity requirements. We believe we have attractive capitalization levels based on our Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2019, our total capitalization ratio was 16.37%, comprised of Tier 1 capital ratio of 13.12% and Tier 2 capital ratio of 3.25%, in each case as calculated in accordance with Mexican Banking GAAP.

Experienced management team and skilled workforce

We benefit from a highly-experienced management team. Our senior management has an average of 23 years of experience in the financial industry and 16 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, has allowed us to achieve ROAE levels of 15.8%, 16.0% and 16.1% in 2017, 2018 and 2019, respectively, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2019, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

During 2019, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our clients’ primary bank and (ii) being leaders in profitable growth.

Based on our strong profitability and growth in key business lines, we will continue to focus on improving the experience of our customers and becoming their main bank. To achieve this, we continue to transform our distribution network and infrastructure, while we have launched new products and services through digital channels. We are working to strengthen our retail banking business by targeting high- and middle-income individuals, SMEs and medium companies, the most dynamic and profitable segments of the Mexican economy.

We seek to achieve these objectives through the following strategies:

Establish a client centric model that places the customer at the core of our business while we continue to expand and develop our customer base and further enhance customer loyalty

Customers are our main focus and our priority with respect to all of our commercial efforts. We seek to differentiate Banco Santander México by providing exceptional service and an attractive value proposition, allowing us to increase customer loyalty. We believe this model will allow us to strengthen our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and ultimately becoming their primary bank.

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with (i) high- and middle-income customers through the offering of key products and (ii) SMEs and middle-market corporations through innovative business solutions. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in three main categories: “Select,” “Preferred” and “Classic” customers. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.

In May 2016, we launched a new program, “Santander Plus”, an innovative and comprehensive program focused on client attraction, loyalty and digitalization that provides benefits customers transacting in the Bank. To join the program, customers must have their payroll account at the Bank or receive deposits of Ps.20,000 per month in their bank account with the Bank and become a digital customer through the use of Internet or mobile banking services. The benefits of the program for customers include cash reimbursements for using the Bank’s services or for spending money at Alsea Group restaurants and establishments. Clients also have access to preferential rates in savings accounts. In addition, as we continue to work towards our goal of adapting to the needs and lifestyles of our customers, we added additional benefits to Santander Plus in September 2016, including the refunding of the opening fee when contracting payroll, cash credit, Express Line credit or a Personal Mortgage through the program and "Santander Event Protection," which grants our clients who have at least two assets insured with us (home, auto, health and life) a certificate to celebrate the occurrence of certain important events in their lives. By December 2019, more than 7 million clients had signed up to the program, 53% or more of which represented new clients.

Since November 2017, in alliance with Grupo Soriana, we also grant refunds in cash to customers who spend money at Grupo Soriana stores. This alliance has helped us to promote the convenience of making payments through the Bank. In 2019, we integrated Repsol’s gas stations into the scheme, with a bonus of Ps.200 for every Ps.2,000 of consumption in a month. We believe this initiative is one of our principal engines to attract high potential clients and a valuable tool to foster its loyalty and become their primary bank.

In April 2018, we announced the launch of “Hipoteca Plus”, a mortgage product with an interest rate of 8.59%, in 2019 we decreased the interest rate for Hipoteca Plus to 7.99%, the lowest rate in history for this type of credits and the best offer in the market.

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

On October 16, 2017, we announced the launch of “Tuiio”, a financial inclusion program for low income individuals. Tuiio, which has its own operating model, infrastructure and brand, is a robust financial inclusion program that leverages technology to support the needs of Mexico’s low-income segment. It generates measurable social impact through productive micro-lending, a digital savings account, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking. The initiative also includes a financial education program for clients, with the purpose of maximizing their skills and developing their employment potential. In 2019, our financial initiative was classified by Pro Desarrollo (national network of institutions providing financial services that seeks to contribute to economic development and the fight against poverty) as a medium-sized institution, achieving this classification in less than two years of operation according to the size of the portfolio.

As of December 31, 2019, Tuiio had 84 dedicated branches in 18 states across Mexico, more than 64,000 active clients, more than 105,000 attended clients and a loan portfolio of Ps.261,099 million.

This is what responsible banking means to us: helping people and businesses prosper, supporting the creation of new jobs and new opportunities taking into account the environmental footprint, and in this way, sharing the benefits of economic growth.

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

During 2019, the three-year plan of investments in infrastructure and systems has continued, aimed at improving and strengthening our multichannel distribution strategy. For this reason, we transformed a total of 541 offices, installed 1,091 full-function ATMs and we equipped 100% of our branches with WiFi. We implemented our Agile Branch model, which aims to serve customers in less than 15 minutes. In partnership with Fibra Uno, we inaugurated the “Isla Financiera Santander” where the personalized attention of an executive is combined with an ATM to deploy Banking services with an innovative model in shopping centers. Following the opening of new infrastructure, we opened our first Work Café branch, which is a new service model that offers coworking space and services for clients and non-clients where they can develop their professional activities.

In 2019 we continued to focus on our digital transformation by strengthening our Super Mobile app with new functionalities, such as “Go Pay” that helps our clients to pay for services more easily; “Mis Metas”, which is an automatic savings tool designed to reach financial goals; “Santander Tap” that is a system that allows clients to send money via instant messaging to other businesses and to clients of other banks without any time or place restrictions or the need to pay commissions, 365 days a year. We also enabled the “Cash withdrawal without card” function where our customers can withdraw cash at any ATM in our network throughout the country without having to insert their card.

In the auto loans business (“Super Auto”), the Bank is working with 750 dealers and more than 142 automotive groups nationwide. Alliances with Peugeot, Suzuki and KTM are positioning Banco Santander México as their main financial partner for branded financing of cars and motorcycles with personalized offers.

Finally, we were the first bank in Mexico to be certified by the Mexican Central Bank to operate CoDI, which is a platform businesses can use to receive funds using a smartphone, after fully complying with the regulatory requirements set forth for such purpose.

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

We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function ATMs and our telephone contact centers, in order to control the expenses associated with the continued expansion of our multichannel distribution strategy. As of December 31, 2019, we were the fourth most efficient bank among the seven largest private-sector banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

As of December 31, 2019, we have three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

On December 21, 2016, the SHCP authorized the merger of our subsidiary Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging entity with two of our other subsidiaries, Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México and Santander Holding Vivienda, S.A. de C.V., both as merged entities. The merger was effective on January 1, 2017.

On October 5, 2017, the SHCP authorized the incorporation of Inclusión Financiera as a subsidiary of the Bank, the main activity of which is granting credits to low income creditors. The aim of this subsidiary is to achieve a social impact through a competitive offer in the sector of microcredits. For additional information on the authorization to incorporate Santander Inclusión Financiera, S.A. de C.V., see Note 3.3 to our audited financial statements included elsewhere in this Report.

The following table shows total assets, net income and total equity of each of our principal subsidiaries as of and for the year ended December 31, 2019.

	IFRS
	As of and for the year ended
	December 31, 2019
	Total assets		(Net income) / Losses		Total equity
	(Millions of pesos)
Santander Consumo	Ps.	81,263	Ps.	4,355	Ps.	21,286
Santander Vivienda		66,026		668		8,584
Inclusión Financiera		515		(184)		201

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

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions. As of December 31, 2019, our Retail Banking segment accounted for approximately 80.3% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 90.5% of our total demand and time deposits, 89.2% of our net interest income, 91.4% of our fee and commissions income (net) and 85.7% of our operating profit before tax. Our retail banking operations served 18,120,258 customers as of December 31, 2019, an increase of 1,443,517 customers since December 31, 2018.

In 2019, our branch network and alternative channels originated more than 521,856 credit cards, 536,795 consumer loans and 14,742 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.70,000 (U.S.$3,711) and “premier,” if they have a monthly income between Ps.50,000 (U.S.$2,651) and Ps.70,000 (U.S.$3,711); mid-income, or “preferred,” if they have a monthly income between Ps.10,000 (U.S.$530) and Ps.50,000 (U.S.$2,651); and low-income, or “classic,” if they have a monthly income below Ps.10,000 (U.S.$530). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World) services to our select customers. As of December 31, 2019, individuals accounted for 37.9% of our total loans and advances to customers (excluding reverse repurchase agreements) and 41.1% of our deposits. As of December 31, 2019, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 59.9% of our fee income and 31.5% of our operating profit before tax in the year ended December 31, 2019.

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

We follow different service models for each customer class:

·

Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers, we offer different investment products (both short- and long-term), asset protection, personal credit, mortgage loans and credit cards. The select model offers the opportunity to be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2019, our select customers class included 553,136 customers, 349,163 of whom were attended to by 735 select managers that specialize in investment services. About 63.1% of our select customers were attended to in 183 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.

·

Premier customers: We have a commercial model that tracks our premier customers’ financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2019, our premier customer class included 612 customers that were served by approximately 703,251 representatives throughout our 1,402 offices across Mexico.

·

Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2019, we had 5,782,836 preferred customers.

·

Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2019, we had 10,661,564 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 65.6% of our fee income and 36.8% of our operating profit before tax in 2019.

Private Banking

The goal for our Private Banking division is to grow as a market leader in the private banking business in the countries where we operate, offering our customers solutions for their financial needs, through a transparent and innovative approach, based on a long-term, respectful and trustful relationship.

Private Banking has more than 2,000 professionals across more than 120 offices worldwide, and is within the top twenty five private banking operations in terms of asset volume. In Mexico, we have 19 offices and 90 specialized bankers located throughout the country, which provide financial advice and financial services to more than 13,040 customers with Ps.256,323 million (U.S.$13,588 million) in assets and 12,837 accounts.

In 2017, 2018 and 2019, Euromoney recognized us as the “Best Private Bank” in Mexico.

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

In order to provide a differentiated business model, we have two divisions:

·	Private banking customers, with net wealth in excess of Ps.15 million (U.S.$0.8); and
·	Ultra-High Net-Worth customers, with net wealth in excess of Ps.300 million (U.S.$15 million).

SMEs

As of December 31, 2019, our SME line of business represented 10.6% of our total loans and advances to customers (excluding reverse purchase agreements) and 10.3% of our deposits. SMEs accounted for 11.9% of our fee and commission income (net) and 18.7% of our operating profit before tax in the year ended December 31, 2019. We offer our customers in this business line a range of products and services, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage and an acquiring business, among others.

Our Retail Banking segment provides banking services and originates loans for SMEs. In 2015 we strengthened our service model for “Medium-Sized Enterprises,” where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business as well as specialists in the derivatives business for clients seeking derivatives for exchange rates and credit rates, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.70 million (U.S.$4 million), although there are faculties for larger loans in our risk committees. Approximately 68% of the SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera,  Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.76,564 million of our total loan portfolio as of December 31, 2019, a decrease of 1.5% from December 31, 2018. We continue to see positive results obtained from the improvement in client services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 915 dedicated SME specialists as well as 28 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2019.

As of the end of 2019, we have two digital credit schemes for SMEs, especially focused on small and medium young digital native entrepreneurs, one that grants digital credit, thereby accelerating the approval response and one for digital onboarding for the opening of current account in line. Both schemes make the processes simpler and more efficient.

To continue consolidating our position as a bank of SMEs in 2019, we entered into an alliance with CONTPAQI with the objective of improving the financial conditions of more than 1 million SMEs through digital tools and solutions with the Santander Avanttia Package.

We launched Credi’TPV, an innovative credit product that uses billing rates at the customer’s point-of-sale (“POS”) for determining and granting an agile credit line, which at the same time automatically bills of the same POS to guarantee minimum payments of the credit before the cut-off date. We also continue with the placement of credit to agro SME businesses, driven by the agave and barley producers in the country.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.250 million (U.S.$13 million), are not clients of Corporate and Investment Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2019, we had 11,648 middle-market corporations customers, and 46 specialized offices, 207 senior executives, 19 agro-executives, 20 account directors, 18 deputy directors and 133 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations portfolio represented Ps.187,317 million (U.S.$9,930 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2019, an increase of 5.2% from December 31, 2018. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.1% as of December 31, 2018 and 1.3% as of December 31, 2019. As of December 31, 2019, our middle-market corporations customers represented 25.9% of our total loans and advances to customers (excluding reverse repurchase agreements) and 18.8% of our deposits. In savings account balances, we increased our market share by 3.1 times with a 16% increase as compared to 2018. Middle-market corporations accounted for 16.7% of our fee and commission income (net) and 27.0% of our operating profit before tax in 2019.

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

In addition, we have significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these clients as Loyal Clients (Vinculados Transaccionales). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, we had 4,058 Loyal Clients customers as of December 31, 2019, an increase of 6% from December 31, 2018.

We have a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

In 2019, middle-market corporations contributed 130,000 payrolls accounts to the Retail Banking segment.

Institutions

This business unit caters to Mexican government agencies, states agencies and municipalities as well as Mexican universities. As of December 31, 2019, these customers represented 6.0% of our total loans and advances to customers (excluding reverse repurchase agreements) and 20.4% of our deposits. Institutions accounted for 2.9% of our fee income and 8.4% of our operating profit before tax in the year ended December 31, 2019. We had 2,562 institutional customers as of December 31, 2019.

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

We have a global business model called “Red Salud” that brings specialized service to health care institutions in Mexico, through our nine branches. In addition, we have implemented a model to attend to several religious institutions, such as Parishes, Archdioceses and Dioceses in Mexico.

In 2019, institutional customers contributed 120,000 payrolls accounts to the Retail Banking segment.

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

This segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management, structured loans, syndicated loans, acquisition financing, among others, through two branch offices located in Mexico City and Monterrey. The Corporate and Investment Banking segment uses its range of products, knowledge of the local market and expertise in order to customize financial solutions for clients.

As of December 31, 2019, the Corporate and Investment Banking segment served 492 customers and accounted for 19.7% of our total loans and advances to customers (excluding reverse repurchase agreements), 8.8% of our total demand and time deposits, 9.7% of our fee and commission income (net) and 17.5% of our operating profit before tax.

The main products and services that our Corporate and Investment Banking segment provides are:

·	Global Transaction Banking, which includes cash management, working capital solutions and trade finance;
·	Global Debt Finance (GDF), which includes origination, structuring and distribution for structured credit and debt products, project finance and asset based finance;
·	Banking and Corporate Finance, which provides advisory, origination and execution services in financial and strategic advisory services on mergers and acquisitions processes;

·

Markets, which includes solutions and services for investing and hedging using both plain vanilla and structured products such as rates, equity and foreign exchange, as well as the intermediation in organized markets; and

·	Corporate and Investment Banking products and solutions for retail customers, which offers retail segment clients’ tailor-made corporate banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional clients in the Corporate and Investment Banking segment by offering products and services such as:

·	Cash Management. We offer our clients our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.
·	Working Capital Solutions. We offer solutions to allow our clients to operate efficiently by optimizing cash cycles through:
o	Commercial Financing: Structured and non-structured products for payments and collections chains (Confirming, Factoring, Receivables Purchase Program) and monetization of commercial contracts.
o	Basic Financing: Credit lines and short-and medium-term bilateral loans to finance working capital needs.
o	Structured Trade: Structured financing products for the acquisition of machinery and equipment.
·	Trade finance. Products to finance everything related to international trade, including:
o	Documentary Trade: Plain vanilla management through letters of credit and guaranties administration.
o	Trade: Management of everything related to structured financing through guaranties to acquire foreign machinery and equipment covered by Export Credit Agency and specific projects.

Global Debt Finance

The credit markets operations of Corporate and Investment Banking are in the scope of our GDF area, which includes project finance, syndicated loans and acquisition finance, and asset based finance:

·

Project Finance. We originate, structure and finance projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. We have participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others.

·

Syndicated Loans and Acquisition Finance. Medium-and long-term financing to attend our clients’ investment or corporate needs. Due to the size and importance of the operations, we usually act as Structuring Agent and look for other banks to join the financing. We aim to lead syndicated loan operations and look to reduce our risk exposure through the syndication.

·	Asset Based Finance. This team supports Capital for Infrastructure and Energy Projects through financing alternatives such as subordinate or mezzanine debt, convertible debt, or capital for projects;

as well as long term financing based on assets such as long term leasing for the transport sector where we assume the capital risk in that framework.
·

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

Our Core Products

Deposit-Taking and Repurchase Agreements Transactions

We offer our retail banking customers a variety of deposit products, such as:

·	current accounts (also referred to as demand deposits), which do not bear interest;
·	traditional savings accounts, which bear interest; and
·	time deposits, which are represented mainly by notes with interest payable at maturity and which normally have a maturity of less than 36 months and bear interest at a fixed or floating rate.

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

Repurchase agreements totaled Ps.129,216 million at December 31, 2019, an 0.39% increase compared to the amount at December 31, 2018. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2017		2018		2019
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	256,635	Ps.	237,948	Ps.	68,893
Non-interest-bearing deposits		165,393		205,275		355,670
Subtotal	Ps.	422,028	Ps.	443,223	Ps.	424,563
Time deposits:
Notes with interest payable at maturity	Ps.	141,883	Ps.	154,838	Ps.	159,422
Fixed-term deposits		5,598		3,778		8,752
Foreign currency time deposits		11,983		17,026		11,594
Subtotal	Ps.	159,464	Ps.	175,642	Ps.	179,768
Repurchase agreements(1)	Ps.	116,458	Ps.	128,719	Ps.	129,216
Accrued interest(2)		1,054		1,320		1,714
Other deposits		26,230		25,904		24,010
Total customer deposits	Ps.	725,234	Ps.	774,808	Ps.	759,271
Deposits from the Mexican Central Bank and credit institutions(3)		116,439		139,645		214,232
Total deposits	Ps.	841,673	Ps.	914,453	Ps.	973,503

(1)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

(2)	Mainly from time deposits.
(3)

Includes Ps.39,924 million, Ps.44,796 million and Ps.141,263 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2017, 2018 and 2019, respectively.

Lending

The following table shows a breakdown of our total loans and advances to customers (excluding reverse repurchase agreements) by customer category at the dates indicated.

					Change, December 31, 2019 vs.
	At December 31,				December 31, 2018
	2018		2019		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	257,536	Ps.	274,308	Ps.	16,772	6.5%
SMEs		77,706		76,564		(1,142)	(1.5)%
Middle-market corporations(1)		178,109		187,317		9,208	5.2%
Institutions		59,542		43,478		(16,064)	(27.0)%
Subtotal		572,893		581,667		8,774	1.5%
Global corporate clients		116,166		142,849		26,683	23.0%
Total(2)	Ps.	689,059	Ps.	724,516	Ps.	35,457	5.1%

(1)	Includes private banking.
(2)	These amounts do not include reverse repurchase agreements.

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

					Change, December 31, 2019 vs.
	At December 31,				December 31, 2018
	2018		2019		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	145,749	Ps.	156,209	Ps.	10,460	7.2%
Credit cards		56,227		59,477		3,250	5.8%
SMEs		77,705		76,564		(1,141)	(1.5)%
Payroll loans		33,380		36,013		2,633	7.9%
Personal loans		21,364		20,409		(955)	(4.5)%
Other		816		2,200		1,384	169.6%
Total	Ps.	335,241	Ps.	350,872	Ps.	15,631	4.7%

The Santander Vivienda residential mortgage portfolio amounted to Ps.46,342 million and Ps.63,060 million as of December 31, 2018 and December 31, 2019, respectively.

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2019.

Annual
interest rate
(%)
Credit cards	27.49
Personal loans (includes payroll loans, personal loans and others)	18.18
Mortgages	10.18

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

Our clients include employees from the public and private sectors. At December 31, 2019, payroll loans amounted to Ps.36,013 million (U.S.$1,909 million), representing approximately 5.0% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 13.7% of the market share in Mexico in payroll loans at December 31, 2019, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 65% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2019, personal loans amounted to Ps.20,409 million (U.S.$1,082 million), representing approximately 2.8% of our total loans and advances to customers (excluding reverse repurchase agreements).

Credit Cards

We are the third-largest market player with respect to credit card loans in the Mexican market according to information published by the CNBV, and we had 3.7 million outstanding credit cards across 3.7 million accounts as of December 31, 2019. At December 31, 2019, we held a 13.9% of the market share in Mexico, with a delinquency rate of 4.14%, below the average in the Mexican market, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. At December 31, 2019, credit card loans amounted to Ps.59,477 million (U.S.$3,153 million), representing approximately 8.2% of our total loans and advances to customers (excluding reverse repurchase agreements).

We issue 20 different MasterCard, Visa and American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders, greatly promoting the placement of additional cards since 2018. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. 85% of our credit cards are placed through our branch network and contact center under the pre-classified scheme while 15% are placed through digital channels (Súper Móvil, internet and ATM). Our growth strategy is based on gaining market share while growing profits, by focusing on product innovation and aggressive customer acquisition efforts through commercial campaigns, managing risk and digitalization of our different segments and channels.

Since 2001, we have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection, miles/rewards programs and digital products that offer security.

We offer many benefits for our credit card customers, including: the Fiesta Rewards Platinum card, through which customers (a) receive points on the first purchase within 100 days of card authorization, points for every dollar consumed in any establishment and for every dollar in participating hotels, (b) can exchange points for hotel nights, plane tickets, car rental and catalog products and (c) can access our Concierge service and more than 900 VIP lounges with Priority Pass membership in the main airports of more than 100 countries.

In February 2016, we launched a new travel credit card "TDC Santander-Aeroméxico", in conjunction with the most important airline in Mexico, with exclusive benefits for 10 years. This card offers differentiated benefits to different client segments: Santander Aeroméxico Infinite and Santander Aeroméxico Platinum for high income clients and Santander Aeroméxico Blanca for mid income and massive clients. Benefits to our “TDC Santander-Aeromexico” credit card customers include “premier points” per trips and for each U.S.$1.00 spent, benefits when traveling including preferential boarding, additional baggage, airport transportation and access to airport and premium lounges, shopping protection and international emergency medical services, among others.

The Santander-Aeroméxico co-branded card has reached more than 1,021,132 cards issued at the end of 2019 since its launch in 2016.

As of December 31, 2019, our credit card portfolio has the third-best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

During 2018, we improved the offer of value for our customers by adjusting the tariff plan for credit card products and launching the digital signature on debit and credit cards to reinforce the level of protection of card data. We also launched several campaigns to increase the use of credit cards with focus on entertainment and sports companies, such as UEFA Champions League and Formula 1, and we seek to give value to the accumulation of points within our Rewards Program, with the opening of new redemption channels (Súper Wallet, SMS) and auction mechanics to access unique experiences.

In 2019, we launched the Digital Card for purchases that provides more security in purchases thanks to its dynamic card-not-present CVV. We also renewed the image of our cards with better materials and enabled them with NFC antennas. We partnered with American Express on the launch of the Legacy Credit Card for our Private Banking and ultra-high net worth clients, which benefits will serve to support the artistic and cultural education of outstanding students from public universities.

Additionally, we improved the customer experience through a digital transformation by improving the SuperWallet functionalities, such as consulting Club Premier and Fiesta Rewards points in the app, request for additional cards, pin generation for electronic signature and monthly use control.

The following table shows the non-performing loans in our credit card portfolio as a percentage of the total loans in our credit card portfolio for the periods indicated.

	IFRS
	As of December 31,
	2015	2016	2017	2018	2019
Total credit card non-performing loans as a percentage of total credit card loans	3.86%	3.79%	4.29%	3.30%	2.89%

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

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

·	Standardization throughout the Santander Group’s markets through standardized management of certain “business levers”: acquisition, activation, billing, receivables, retention, loyalty and products.
·	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally by means of an electronic campaign library.

·

Decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.

·	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.
·	New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

We have invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals. Our point-of-sale terminals business, also known as the acquiring business, has been operated by Elavon Merchant Services México, S. de R.L. de C.V., or Elavon MS Mexico, through an alliance agreement (the “Alliance”) since January 2010. The Alliance is the second largest player in the local acquiring market with around a 16% market share  as of December 31, 2019. As of October 31, 2019, Elavon MS Mexico held around 240,000 point-of-sale (“PoS”) terminals, and processed around 340 million transactions in the first 10 months of the year, making it the 4th largest in the market by number of transactions.

On March 13, 2020, we acquired 49% of the share capital of Elavon Mexico, which is the holding company of Elavon MS Mexico, while SMPS, a subsidiary of Banco Santander Parent, acquired the remaining 51% of its capital stock.

Mortgage Loans

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2019, held a 16.7% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2019, we had a total mortgage loan portfolio of Ps.156,209 million (U.S.$8,281 million), representing approximately 21.6% of our total lending portfolio (excluding reverse repurchase agreements).

On December 23, 2010, we entered into a stock and assets purchase agreement to acquire the U.S.$2 billion residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction was closed on April 29, 2011. In addition, we repaid at closing to GE Capital the Ps.21,009 million (U.S.$1,114 million) intercompany debt at that date relating to the GE Capital mortgage business, which GE Capital historically had financed through intercompany debt. We did not purchase any loans to developers as part of the GE Capital acquisition or otherwise. The total volume of assets at the time of closing was Ps.23,904 million (U.S.$1,267 million), including a total loan portfolio of Ps.21,926 million (U.S.$1,162 million), while the total volume of liabilities was Ps.21,494 million (U.S.$1,139 million).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. Santander Vivienda provides mortgage-related products and services to more than 28,000 clients and operates two branches throughout Mexico. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541 million (approximately U.S.$29 million) for ING

Hipotecaria’s equity. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

We currently have the third largest mortgage loan portfolio in the financial system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV, in terms of the size of the mortgage portfolio.

On average, the loan-to-value ratio of our mortgage loans was 53.5% as of December 31, 2019. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.10 million) or up to 90% (if the property value is less than or equal to Ps.10 million). Borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

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

In February 2019, we launched Hipoteca Online for the broker channel, which made us the first bank in Mexico to implement a digital solution for executing a mortgage. During 2019, we consolidated the Hipoteca Plus Program position in the market by maintaining the lowest fixed market rate of 8.59% and further reduced it on November 4, 2019, in line with the reduction of the reference rate, to 7.99%, the lowest in Mexico’s market.

In addition, we maintained our attributes and benefits such as damage insurance that covers the commercial value of the property (discounting the value of the land), the bonus of the opening commission with the Santander Plus program and the acceptance of the appraisal made by other banks.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The joint venture we have with Zurich Financial Services Group issues products that we sell and, together with products sold by its predecessor, Seguros Santander, represented approximately 29.1% and 30.7% of the net commissions we earned in 2018 and 2019, respectively.

Total outstanding insurance premiums distributed by us increased 5.8%, or Ps.705 million in 2019, as compared to 2018, and total insurance commissions collected by us increased 10.1% in 2019 as compared to 2018.

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

In 2011, we launched our “Autocompara program”, which allows potential clients to compare car insurance quotes from the eleven largest insurance companies in Mexico. Clients can access this program at our branches, on our website or by telephone. This program has been advertised throughout a national marketing campaign, which has positioned us among the top companies in the car insurance industry. By December 31, 2019, car insurances products had generated commissions of Ps.1,095.6 million (U.S.$58 million) based on a portfolio of approximately 1.5 million outstanding car insurance policies.

In 2016, we launched the "Protección Eventos Santander" affiliation program as an additional benefit of “Santander Plus” program, which awards our clients that have at least two insured assets with us (home, car, health or life) with a certificate of Ps.7,200 to celebrate the following five mayor life events: the birth or adoption of a child, getting married, getting a college diploma or moving to a new home. This program promotes the integral protection of our clients, it increases the profitability and strengthens our client’s portfolio using the reward scheme. In the same year, we also made improvements in our insurance marketing campaign through ATMs, through which notifications were sent via text messages and email to clients who acquired a new insurance through an ATM.

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

During 2019, we launched a new savings product with extensive benefits for our Select clients called “Objetivo Protegido Santander”. Through savings, this product allows our clients to achieve different goals set by them, such as paying for their children’s university or making the trip they have always dreamed of. We help our Select clients fulfill these objectives by providing life insurance, which guarantees that if the client dies, their beneficiaries will receive payments through this program and be able to fulfill these goals.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2019, we had approximately 406,251 SME customers, 11,648 middle-market corporation customers and 2,562 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation clients’ coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market clients, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2019, our distribution channels included:

·	Office network. We have 1,402 offices throughout Mexico.
·	ATMs. We have 9,015 ATMs with coverage throughout Mexico, with more than 52.0 million transactions per month on average.
·	Contact centers. We have 3,007 contact center positions with approximately 5,141 employees. We receive more than 4.6 million in-bound calls on average per month and generate 5.6 million transactions.
·	Internet banking. We had, on average, more than 30 million banking transactions per month in 2019, with 1,000,174 active customers.
·

Mobile banking. Our newly launched channel, which enables customers to complete transactions from their mobile phones and tablets. As of December 31, 2019, we had 3,638,047 active customers and 171 million transactions per month on average.

·	Specialized sales force. We have 560 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”
·

Third-party branches (corresponsalía). We have 26,510 complementary branches provided by our agents, Telecomm, Oxxo, 7‑Eleven, Circle K, Tiendas Extra, K, Farmacias Guadalajara, Super 7/24, Woolworth and Tiendas del Sol. See “—Alternative Distribution Channels—Third-Party Branches.”

·

Third-party mortgage brokers. In the year ended December 31, 2019, approximately 51% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

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

During 2019, we continued to focus on our digital transformation, as we strengthened our SuperMóvil app with different functionalities, such as “Go Pay” that helps our clients pay for their services easily through the app, an automatic savings tool to achieve financial goals through “Mis Metas” where our clients can set goals and activate actions that will allow them to automate the savings and achieve their objectives.

We also launched “Santander Tap” which is a system that allows our clients to send money via instant messaging, both to other businesses and to clients of other banks from anywhere without time restrictions or commissions. We also now allow cash withdrawals without a card at any ATM in our network across the country.

We were the first bank to become certified by the Mexican Central Bank to operate “CoDI”, which is a business’s platform that can immediately receive funds using a smartphone without cost by just capturing a Quick Response Code (QR).

During the year, and as part of the commercial transformation strategy, the three-year plan of investments in infrastructure and systems has continued, aimed at improving and strengthening our multichannel distribution strategy and launching new commercial initiatives to attract and offer new customers more products and services.

In order to execute our strategy of being closer to our customers throughout the country and improving their experience, we have focused on the following projects:

·	Transforming 541 of our offices.
·	Increasing the number of last generation full function ATMs to 1,091.
·	Equipping 100% of our branch offices with WiFi.
·	Implementing our Agile Branch model, which has as its main objective the attention of clients in less than 15 minutes.
·

Inaugurating, in partnership with Fibra Uno, the “Isla Financiera Santander” where the personalized attention of a Santander executive is combined with an ATM to deploy banking services with an innovative model in shopping centers.

·

Opening our first Work Café branch, a new service model that offers a coworking space and services for clients and non-clients where they can develop their professional activities with talks on specialized topics.

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

Office Network

Our office network offers our products and services to our customers. The table below shows the number of offices in our branch network, which includes our branches (sucursales; traditional, traditional + select, smart, smart + select, centro select, Agile, Work Café, universities, salud, salud + select, Empresarial, express, express + select), cash tellers (ventanillas; traditional, business, business + select, espacio select, box select, corner select, universities and customs) and SME business centers, across Mexico’s regions at the dates indicated. Information is provided with respect to the offices of Banco Santander México only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

				Change, December 31, 2019 vs.
	At December 31,			December 31, 2018
	2017	2018	2019	#	%
Central	159	163	164	1	0.6%
Metro North	185	179	181	2	1.1%
Metro South	187	193	195	2	1.0%
Northeast	169	173	175	2	1.2%
Northwest	124	125	122	(3)	(2.4%	)
North	113	113	115	2	1.8%
West	139	139	140	1	0.7%
South	119	122	125	3	2.5%
Southeast	180	186	185	(1)	(0.5%)
Total(1) (2)	1,375	1,393	1,402	9	0.6%

(1)	Includes 28 SME business centers.
(2)	Does not include: 29 Banca de Empresas e Instituciones (BEI); 23 de Private Banking, and; 13 Modulos Terminales Financieras (One Position).

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

ATMs

We operate an extensive network of 9,015 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

				Change, December 31, 2019 vs.
	At December 31,			December 31, 2018
	2017	2018	2019	#	%
Central	817	944	1,032	88	9.3%
Metro North	878	990	1,111	121	12.2%
Metro South	770	902	971	69	7.6%
Northeast	781	848	964	116	13.7%
Northwest	651	764	817	53	6.9%
North	671	730	771	41	5.6%
West	615	702	752	50	7.1%
South	810	937	1,008	71	7.6%
Southeast	1,330	1,477	1,589	112	7.6%
Total	7,323	8,294	9,015	721	8.7%

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

Contact Centers

Our contact centers in Querétaro and Crisol in Mexico City can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans. Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices. Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

·	Customer service. We receive more than 4.2 million in-bound calls per month from our customers.
·	Sales. Through our contact centers, we grant approximately 19.1% of the consumer loans and approximately 36.3% of the credit cards that we issue.
·	Collecting receivables. With more than 62 million outbound and in-bound calls, we collect more than Ps.1,787 million (U.S.$95 million) of receivables per month.

Internet Banking

We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our Internet banking channel:

·

Customer acquisition. This includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote Internet banking as “easy, fast and secure”. We seek to provide great service to our Internet banking customers through an intuitive operating platform that we are developing throughout the site.

·

Customer transactions. We are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of Internet banking and optimize transaction costs.

·	Selling products and services. We offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of December 31, 2019, we had approximately 1,000,174 active Internet banking clients. We had, on average, 30 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2019. The following table presents summarized operating statistics for our Internet banking channel:

			Change, Year Ended
	Monthly Average		December 31, 2019 vs.
	Year ended December 31,		year ended December 31, 2018
	2018	2019	#	%
Monetary transactions	18,746,466	16,251,564	(2,494,902)	(13)%
Non-monetary transactions	50,268,192	45,195,617	(5,072,575)	(10)%
Total transactions	69,014,658	61,447,181	(7,567,477)	(11)%

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

In December 2019, we had approximately 3,638,047 mobile banking active customers, with approximately 171 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

			Change, year ended
	Month average		December 31, 2019 vs.
	Year ended December 31,		year ended December 31, 2018
	2018	2019	#	%
Monetary transactions	3,837,133	8,199,722	4,362,589	114%
Non-monetary transactions	101,977,105	163,206,578	61,229,473	60%
Total transactions	105,814,238	171,406,300	65,592,062	62%

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

As of December 31, 2019, 560 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 183,784 total payroll kits in 2019, an increase of 55.2% from a monthly average of 118,441 payroll kits delivered in 2018.

Third-Party Branches

We provide banking services to our customers through 19,345 Grupo Oxxo stores, 1,819 7-Eleven stores and 1,702 complementary branches provided through our below-described relationship with Telecomm, 2,168 Farmacias Guadalajara stores, 1,223 Tiendas Extra stores, 133 7/24 Mix stores and 122 Woolworth Stores and Tiendas del Sol, which are third-party branches, as of December 31, 2019. At these third-party branches, we process more than 3.9 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

In April 2010, we signed an agreement with Telecomunicaciones de Mexico (Telecomm), a public entity created and operated by the SCT (Secretaria de Comunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,702 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to Ps.5,000 per account per day), (ii) make checking account deposits (up to Ps.15,000 per account per day), (iii) check account balances, (iv) obtain information, and (v) perform other transactions. The agreement is renewable on an annual basis and we pay Telecomm a commission that varies depending on the service and value of the transaction.

In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, allowing us to offer our services through more than 19,345 Grupo Oxxo stores. At these locations, our clients make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

In November 2014, we signed an agreement with 7‑Eleven, setting up a complementary network that enables us to serve our customers in more than 1,819 convenience stores nationwide. In such convenience stores, our customers can perform payments, credit and debit card deposits (up to Ps.5,000 per account per day), 365 days a year, from 8:00 a.m. to 8:00 p.m. The agreement is renewable on an annual basis and we pay 7‑Eleven a fixed amount per transaction.

In April 2018, we signed an agreement with the convenience chain Circle K, Tiendas Extra and K to enable its more than 1,223 stores to be banking hubs that provide services for the deposit and/or payment to a credit card for a maximum of Ps.5,000 per account per day and with no a minimum amount at any time between of 8:00 a.m. and 8:00 p.m. any day of the year.

During the last quarter of 2018, for the convenience of our customers and users we signed an agreement with 7/24 Mix, a fast food chain, where customers can make deposits and payments to debit cards of up to Ps.5,000 per day.

In addition, in the first quarter of 2019, we incorporated Woolworth and Tiendas del Sol as a bank correspondent. Under this alliance, all transactions at these stores are credited immediately so that our customers and users have the ability to make payments from 8:00 am to 8:00 pm, 365 days of the year for a cost of Ps.8 per transaction. Our clients and users can make deposits and payments in the amount of up to Ps.5,000 per account each day.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as “Referenced Deposits” and “Cellphone Deposits.”

Third-Party Mortgage Brokers

Approximately 51% of our mortgage loans were originated through third-party mortgage brokers in 2019. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 33 smaller brokers, which sometimes originate mortgage loans on behalf of the larger brokers.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.759,271 billion (U.S.$40,249 billion), or 59.57%, of our total liabilities as of December 31, 2019. Customer deposits typically represent a large portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

In order to increase liquidity and extend our maturity profile, we rely in part on domestic peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander México’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	600,436	14.0%	Ps.	693,804	14.4%	Ps.	711,996	13.5%	Ps.	775,840	13.6%	Ps.	775,334	12.9%
BBVA Bancomer		973,984	22.7		1,054,695	21.9		1,179,911	22.4		1,218,560	21.3		1,289,581	21.4
Banamex		650,546	15.2		709,443	14.7		715,820	13.6		768,574	13.4		774,016	12.8
Banorte		556,608	13.0		597,009	12.4		660,937	12.5		792,391	13.9		756,631	12.6
HSBC		318,064	7.4		339,300	7.0		406,361	7.7		464,208	8.1		542,235	9.0
Scotiabank		230,081	5.4		276,787	5.7		333,916	6.3		385,791	6.7		421,236	7.0
Inbursa		183,225	4.3		232,926	4.8		234,372	4.4		236,756	4.1		240,437	4.0
Santander + Top 6	Ps.	3,512,944	82.0%	Ps.	3,903,965	80.9%	Ps.	4,243,313	80.4%	Ps.	4,642,120	81.1%	Ps.	4,799,470	79.6%
Total System	Ps.	4,290,853	100.0%	Ps.	4,825,783	100.0%	Ps.	5,273,627	100.0%	Ps.	5,722,176	100.0%	Ps.	6,026,878	100.0%

Source:  (1) Funding and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	347,827	13.6%	Ps.	405,768	13.8%	Ps.	433,231	13.4%	Ps.	455,110	13.6%	Ps.	443,221	12.4%
BBVA Bancomer		682,242	26.7		754,935	25.8		835,500	25.9		864,707	25.8		923,245	25.9
Banamex		483,429	18.9		545,495	18.6		563,571	17.5		608,527	18.1		623,514	17.5
Banorte		337,019	13.2		382,459	13.0		395,135	12.2		412,547	12.3		436,079	12.2
HSBC		187,259	7.3		210,608	7.2		256,121	7.9		267,707	8.0		295,803	8.3
Scotiabank		119,847	4.7		147,174	5.0		176,461	5.5		163,028	4.8		167,261	4.7
Inbursa		77,028	3.0		82,200	2.8		106,729	3.3		124,533	3.7		141,140	4.0
Santander + Top 6(2)	Ps.	2,234,651	87.4%	Ps.	2,528,639	86.2%	Ps.	2,766,749	85.7%	Ps.	2,896,159	86.3%	Ps.	3,030,262	84.9%
Total System	Ps.	2,551,118	100.0%	Ps.	2,931,012	100.0%	Ps.	3,229,371	100.0%	Ps.	3,354,975	100.0%	Ps.	3,568,991	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total time deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	208,693	14.5%	Ps.	235,122	15.1%	Ps.	259,081	14.8%	Ps.	283,357	14.2%	Ps.	302,188	14.6%
BBVA Bancomer		270,904	18.8		277,385	17.8		323,707	18.5		332,427	16.6		339,811	16.4
Banorte		204,704	14.2		192,043	12.3		249,012	14.3		342,267	17.1		303,837	14.6
HSBC		93,322	6.5		92,236	5.9		118,041	6.8		160,875	8.0		218,624	10.5
Scotiabank		95,531	6.6		107,945	6.9		143,323	8.2		191,834	9.6		197,721	9.5
Banamex		142,330	9.9		156,747	10.1		133,657	7.7		150,650	7.5		139,789	6.7
Inbursa		102,432	7.1		136,044	8.7		108,809	6.2		90,976	4.6		81,264	3.9
Santander + Top 6	Ps.	1,117,916	77.6%	Ps.	1,197,522	76.8%	Ps.	1,335,629	76.5%	Ps.	1,552,386	77.6%	Ps.	1,583,234	76.3%
Total System	Ps.	1,439,870	100.0%	Ps.	1,556,016	100.0%	Ps.	1,746,385	100.0%	Ps.	2,001,700	100.0%	Ps.	2,074,473	100.0%

Source:  (1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	43,916	14.6%	Ps.	51,784	15.8%	Ps.	18,467	6.5%	Ps.	35,872	10.2%	Ps.	28,194	7.7%
Scotiabank		14,704	4.9		21,323	6.5		13,622	4.8		30,334	8.6		55,642	15.1
HSBC		37,482	12.5		35,780	10.9		31,541	11.0		34,935	9.9		27,140	7.4
BBVA Bancomer		20,838	6.9		19,204	5.8		17,380	6.1		17,861	5.1		22,018	6.0
Inbursa		3,765	1.3		14,618	4.4		18,745	6.6		21,142	6.0		17,884	4.9
Banorte		14,885	5.0		21,155	6.4		15,134	5.3		35,686	10.1		14,630	4.0
Banamex		24,787	8.3		3,952	1.2		14,548	5.1		5,013	1.4		5,804	1.6
Santander + Top 6(2)	Ps.	160,377	53.5%	Ps.	167,816	51.0%	Ps.	129,437	45.4%	Ps.	180,843	51.3%	Ps.	171,311	46.5%
Total System	Ps.	299,866	100.0%	Ps.	328,533	100.0%	Ps.	286,011	100.0%	Ps.	352,313	100.0%	Ps.	368,219	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

In 2019, the Bank’s marketing area focused on advancing the 2018 strategy by connecting with customers and focusing on what is really important for them, in order to obtain insights that drive our products and services.

During the second half of the year, we launched “Santanderízate”, which aims to attract new clients and connect our current clients with products such as Hipoteca Plus, our lowest mortgage interest rate so far (7.99%) and payroll portability with exclusive benefits.

In addition, our 2019 sponsorship strategy was created with the purpose of attracting new clients and connecting with current customers. The strategy was based on 4 pillars: wellness, sports, entertainment and gastronomy. Wellness is a little explored area of opportunity by banks and thus we decided to engage with more trendy sporting events and nationwide gyms to make inroads on this segment.

Within the sports pillar, we had presence in the most important events, both national and international, such as the F1, the UEFA Champions League, among others. In entertainment, we focused on important nationwide presales, as well as participating in some amusement parks in Mexico City. The gastronomy pillar was strengthened by sponsoring top events and fostering alliances with Aeromexico and VISA.

The digital marketing team managed to be perceived as an industry leader, running more than 103 digital campaigns, achieving best practices cases with key partners like Facebook, Google and Waze. For example with Waze we worked on an ATM Activation campaign, sending traffic to our branches. During 2019,  we saw our brand recall increase due to our various campaigns. Santander Mexico was considered a reference of best practices on Social Media campaigns. Finally, the DER (Digital engagement rate) exceeded our 2% goal, reaching 2.6% at the end of 2019.

Banco Santander México has differentiated itself on advertising spending within its category. Despite occupying the fifth place on advertising spending among Mexican banks according to IBOPE AGB as of December 2019, we have been efficient in managing the communication channels, as evidenced by our main brand image key performance indicators. For example, during 2019, we occupied the third place among Mexican banks in brand awareness. In addition, we continue to be the second most recommended bank by clients. Among non-customers, we are the least rejected bank and we hold the second place in the consideration indicator. Furthermore, we maintained the second place in the overall satisfaction ranking. We believe this shows the success of our communications strategy.

In Mexico, part of our efforts are dedicated to social responsibility. Our ATMs receive voluntary donations from our customers six times a year. With these contributions, we have supported the valuable work of the United Nations International Children’s Emergency Fund, or UNICEF, in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.136.7 million in the past 17 years. We have also supported environmental projects led by Reforestamos México, and also the building of homes through Fundación Vivienda (Fideicomiso Provivah), raising more than Ps.35.5 million and Ps.57.3 million, respectively, over the past 12 years. Additionally, together with other organizations, we actively support the Mexican Banking Association “Bécalos” program, raising more than Ps.167.8 million over the past fourteen years. We also support Casa de la Amistad para Niños con Cancer in early detection and early childhood cancer care. In the last three years we have raised more than Ps.11.6 million. Finally, in 2019 we began supporting Escuela SER, an organization dedicated to providing high quality basic education for underprivileged children. In its first year, we helped it raise more than Ps.4.6 million.

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

Intellectual Property

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial or IMPI), the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

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

The following table shows the rankings and market share of Banco Santander México as of December 31, 2019, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2019
		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.2%
Deposits	4	13.0%
Total assets	2	14.3%
Asset quality(3)	6	—
Total equity	3	12.8%
Net income	3	13.0%
Efficiency(4)	4	—
ROAE(5)	3	—

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

Our prominence in Mexico’s financial system has been recognized in the Mexican business community. In 2019, Euromoney Magazine named Santander Private Banking as “Best Private Banking Services Overall”. Furthermore, Banco Santander México was named “ 2018 Most Socially Responsible Bank” by International Finance Magazine, and received the Annual Financial Innovator of the Americas Award by Fintech Americas.

For the second consecutive year, Banco Santander México was named “Leader Enterprise in Social Responsibility” by the Sustainability Index of the Mexican Stock Exchange. We have been members of this Index since 2013. In 2019, we were also listed in the Great Place to Work Mexico ranking. The Mexican Center for Philanthropy (Centro Mexicano para la Filantropia or CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Banco Santander México, for the fifteenth time, with the prestigious Socially Responsible Company (ESR) distinction. Banco Santander México was also recognized by Reforestamos Mexico for its 12 year alliance promoting the sustainable development of forests and communities. For two consecutive years, the Bank has taken part in the FTSE4Good Index. Lastly, Banco Santander México was included as one of the 25 best employers in the Top Companies 2019 Mexico ranking published by LinkedIn.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2019, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander México, held in the aggregate 62.90% of the total deposits in Mexico, followed by a total of 18.13% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 18.96% was distributed among 44 other banks as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

	Mexican Banking GAAP
	As of December 31,
	2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	17,644	12.8%	Ps.	19,316	12.3%	Ps.	21,264	13.0%
BBVA Bancomer		39,143	28.4		46,059	29.3		49,254	30.2
Banorte		18,339	13.3		24,834	15.8		27,493	16.9
Banamex		16,630	12.1		17,735	11.3		20,122	12.3
HSBC		3,006	2.2		5,836	3.7		7,374	4.5
Inbursa		12,944	9.4		11,922	7.6		6,673	4.1
Scotiabank		6,550	4.8		7,176	4.6		4,948	3.0
Others(2)		23,479	17.0		24,195	15.4		25,951	15.9
Mexican financial system	Ps.	137,735	100.0%	Ps.	157,073	100.0%	Ps.	163,078	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.
(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 51 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	116,135	12.4%	Ps.	125,630	12.3%	Ps.	138,381	12.8%
BBVA Bancomer		175,737	18.8		194,185	19.1		214,826	19.9
Banamex		163,706	17.5		159,925	15.7		160,816	14.9
Banorte		86,062	9.2		108,400	10.6		114,258	10.6
Inbursa		98,910	10.6		111,509	11.0		95,757	8.9
HSBC		55,783	6.0		59,715	5.9		66,244	6.1
Scotiabank		48,347	5.2		49,777	4.9		53,196	4.9
Total for seven banks(2)	Ps.	744,680	79.7%	Ps.	809,141	79.5%	Ps.	843,477	78.2%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2017		2018		2019
	Return-on-average	Equity to total	Return-on-average	Equity to total	Return-on-average	Equity to total
	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)
Santander	15.8%	8.9%	16.0%	9.2%	16.1%	9.9%
Banorte	20.5	8.2	25.5	9.2	24.7	9.9
BBVA Bancomer	23.4	8.8	24.9	9.4	24.1	10.1
Banamex	10.5	14.3	11.0	12.8	12.5	13.0
HSBC	5.5	7.9	10.1	7.7	11.7	8.4
Scotiabank	14.6	10.7	14.6	9.5	9.6	9.1
Inbursa	13.8	26.8	11.3	28.3	6.4	26.4
Mexican financial system	15.4%	10.5%	16.1%	10.7%	15.6%	11.1%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander México’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital (total equity) divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2015	2016	2017	2018	2019
	(%)
Santander	12.1%	10.3%	10.8%	11.0%	11.9%
Inbursa	18.5	18.5	18.3	22.2	18.0
Banorte	12.4	12.1	12.0	12.7	12.7
BBVA Bancomer	11.0	10.7	11.7	12.0	12.5
Banamex	14.0	14.4	13.9	13.7	12.5
Scotiabank	11.5	13.0	13.8	11.6	11.6
HSBC	10.0	10.7	11.6	10.4	11.1
Median of seven banks	12.1%	12.1%	12.0%	12.0%	12.5%

Source: CNBV.

Efficiency

As of December 31, 2019, Banco Santander México was the fourth most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander México’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2017	2018	2019
	(%)
Santander	41.8%	43.5%	45.4%
HSBC	61.9	60.1	58.8
Scotiabank	55.9	60.1	58.3
Banamex	56.0	59.5	57.5
Banorte	43.8	41.4	42.3
BBVA Bancomer	39.8	38.2	38.2
Inbursa	22.8	26.9	35.2
Median of seven banks	43.8%	43.5%	46.7%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 51 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	547,744	14.3%	Ps.	591,428	13.6%	Ps.	617,870	13.0%	Ps.	682,848	13.2%	Ps.	713,680	13.8%
BBVA Bancomer		898,811	23.4		1,017,682	23.5		1,075,080	22.7		1,160,308	22.4		1,240,804	23.9
Banorte		504,926	13.1		567,083	13.1		615,744	13.0		769,433	14.8		756,143	14.6
Banamex		566,448	14.7		599,229	13.8		667,931	14.1		671,735	13.0		655,812	12.6
Scotiabank		214,883	5.6		251,937	5.8		316,054	6.7		370,365	7.1		413,731	8.0
HSBC		247,725	6.4		278,102	6.4		317,914	6.7		379,026	7.3		400,531	7.7
Inbursa		238,043	6.2		283,662	6.5		289,347	6.1		250,048	4.8		248,258	4.8
Total for seven banks(2)	Ps.	3,218,580	83.7%	Ps.	3,589,123	82.7%	Ps.	3,899,940	82.2%	Ps.	4,283,763	82.6%	Ps.	4,428,959	85.4%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	120,476	19.3%	Ps.	128,836	18.7%	Ps.	130,492	17.5%	Ps.	141,649	17.3%	Ps.	151,929	18.5%
BBVA Bancomer		170,398	27.3		184,418	26.8		196,510	26.4		211,517	25.8		236,133	28.8
Banorte		99,511	16.0		115,856	16.8		136,728	18.3		157,262	19.2		172,059	21.0
Scotiabank		80,302	12.9		92,616	13.5		107,248	14.4		123,327	15.0		137,344	16.8
Banamex		79,165	12.7		81,838	11.9		84,174	11.3		82,326	10.0		86,286	10.5
HSBC		29,830	4.8		34,506	5.0		38,762	5.2		48,038	5.9		64,371	7.9
Inbursa		4,208	0.7		6,900	1.0		6,853	0.9		6,371	0.8		5,899	0.7
Santander + Top 6(2)	Ps.	583,890	93.7%	Ps.	644,970	93.7%	Ps.	700,767	94.0%	Ps.	770,490	94.0%	Ps.	854,021	93.8%
Total System	Ps.	623,205	100.0%	Ps.	687,600	100.0%	Ps.	745,683	100.0%	Ps.	819,607	100.0%	Ps.	910,008	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	91,693	11.5%	Ps.	100,065	11.2%	Ps.	106,864	11.0%	Ps.	110,837	10.7%	Ps.	117,122	11.3%
BBVA Bancomer		225,415	28.3		254,720	28.4		267,373	27.5		282,268	27.2		310,643	29.9
Banamex		177,886	22.3		190,209	21.2		202,111	20.8		212,194	20.4		203,230	19.6
Banorte		76,943	9.6		89,832	10.0		106,324	10.9		115,569	11.1		120,496	11.6
HSBC		48,233	6.0		58,327	6.5		59,245	6.1		60,828	5.9		66,844	6.4
Inbursa		41,107	5.2		48,346	5.4		50,802	5.2		48,931	4.7		46,647	4.5
Scotiabank		23,753	3.0		27,456	3.1		34,726	3.6		43,473	4.2		46,505	4.5
Santander + Top 6(2)	Ps.	685,030	85.9%	Ps.	768,955	85.8%	Ps.	827,445	85.1%	Ps.	874,100	84.2%	Ps.	911,487	87.8%
Total System	Ps.	797,391	100.0%	Ps.	895,930	100.0%	Ps.	972,417	100.0%	Ps.	1,038,608	100.0%	Ps.	1,092,779	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	265,861	15.7%	Ps.	292,718	14.8%	Ps.	314,679	13.8%	Ps.	350,586	13.7%	Ps.	357,464	14.0%
BBVA Bancomer		349,114	20.6		415,975	21.0		459,035	20.2		506,446	19.8		517,140	20.2
Banamex		209,478	12.3		238,495	12.0		295,896	13.0		301,874	11.8		292,677	11.4
Banorte		182,589	10.8		207,272	10.5		217,000	9.5		283,280	11.1		272,834	10.7
HSBC		126,159	7.4		140,227	7.1		185,613	8.2		213,652	8.3		215,160	8.4
Inbursa		168,870	9.9		192,803	9.7		198,936	8.7		173,662	6.8		180,467	7.1
Scotiabank		78,813	4.6		95,369	4.8		127,258	5.6		155,686	6.1		162,733	6.4
Santander + Top 6(2)	Ps.	1,380,884	81.3%	Ps.	1,582,859	79.9%	Ps.	1,798,417	79.0%	Ps.	1,985,186	77.6%	Ps.	1,998,475	78.1%
Total System	Ps.	1,698,183	100.0%	Ps.	1,980,829	100.0%	Ps.	2,274,115	100.0%	Ps.	2,559,401	100.0%	Ps.	2,634,267	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2015			2016			2017			2018			2019
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	69,714	9.6%	Ps.	69,808	9.0%	Ps.	65,836	8.7%	Ps.	79,776	10.4%	Ps.	87,165	11.4%
Banorte		145,884	20.1		154,123	19.9		155,691	20.7		213,322	27.8		190,754	24.9
BBVA Bancomer		153,885	21.2		162,569	21.0		152,163	20.2		160,076	20.9		176,887	23.0
Banamex		99,919	13.8		88,688	11.4		85,750	11.4		75,340	9.8		73,618	9.6
HSBC		43,504	6.0		45,042	5.8		34,294	4.6		56,508	7.4		54,155	7.1
Scotiabank		32,015	4.4		36,496	4.7		46,822	6.2		47,879	6.2		49,415	6.4
Inbursa		23,857	3.3		35,614	4.6		32,756	4.3		21,085	2.7		32,979	4.3
Santander + Top 6(2)	Ps.	568,778	78.4%	Ps.	592,340	76.4%	Ps.	573,312	76.1%	Ps.	653,986	85.2%	Ps.	664,974	86.6%
Total System	Ps.	724,194	100.0%	Ps.	774,737	100.0%	Ps.	753,713	100.0%	Ps.	767,536	100.0%	Ps.	768,574	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.

(2)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 51 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2017			2018			2019
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	647,199	13.8%	Ps.	693,742	13.7%	Ps.	692,064	13.6%
BBVA Bancomer		1,073,108	22.9		1,109,223	21.9		1,177,321	23.2
Banamex		693,911	14.8		751,280	14.8		754,648	14.9
Banorte		644,147	13.7		745,731	14.7		715,906	14.1
HSBC		364,040	7.8		408,819	8.0		473,432	9.3
Scotiabank		293,530	6.3		329,085	6.5		323,830	6.4
Inbursa		138,465	3.0		152,603	3.0		165,460	3.3
Total for seven banks	Ps.	3,854,400	82.3%	Ps.	4,190,483	82.6%	Ps.	4,302,660	84.8%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2017	2018	2019
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	2.5%	2.4%	2.3%
Scotiabank	2.2	2.2	2.4
BBVA Bancomer	2.1	2.0	2.2
Banamex	1.5	2.2	2.2
Inbursa	3.0	2.3	2.1
HSBC	2.4	1.9	2.0
Banorte	2.0	1.7	1.6
Mexican financial system	2.1%	2.1%	2.2%

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander México’s total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2015		2016		2017		2018		2019
		(Market		(Market		(Market		(Market		(Market
		share		share		share		share		share
	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)
Santander	1,216	9.9%	1,226	9.8%	1,220	9.6%	1,222	9.6%	1,045	8.2%
BBVA Bancomer	1,817	14.9	1,835	14.7	1,839	14.4	1,832	14.3	1,859	14.6
Banamex	1,492	12.2	1,493	11.9	1,479	11.6	1,463	11.4	1,465	11.5
Banorte	1,191	9.7	1,175	9.4	1,148	9.0	1,150	9.0	1,182	9.3
HSBC	974	8.0	974	7.8	971	7.6	960	7.5	951	7.5
Inbursa	539	4.4	676	5.4	696	5.5	703	5.5	883	6.9
Scotiabank	579	4.7	572	4.6	551	4.3	551	4.3	553	4.3
Santander + Top 6(2)	7,808	63.8%	7,951	63.6%	7,904	62.0%	7,881	61.6%	7,938	62.4%
Total System	12,234	100.0%	12,522	100.0%	12,744	100.0%	12,792	100.0%	12,721	100.0%

Source: CNBV (R1 regulatory report on branches, ATMs and credit cards).

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2015		2016		2017		2018		2019
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	5,989	13.1%	6,722	14.0%	7,323	14.8%	8,295	15.6%	9,008	16.0%
BBVA Bancomer	10,772	23.5	11,434	23.8	11,724	23.7	12,477	23.4	13,170	23.0
Banamex	7,526	16.4	8,133	17.0	8,765	17.7	9,319	17.5	9,466	17.0
Banorte	7,425	16.2	7,756	16.2	7,911	16.0	8,423	15.8	8,910	16.0
HSBC	5,625	12.3	5,472	11.4	5,470	11.0	5,851	11.0	6,041	11.0
Scotiabank	1,975	4.3	1,797	3.7	1,511	3.0	1,564	2.9	1,633	3.0
Inbursa	808	1.8	845	1.8	807	1.6	810	1.5	780	1.0
Santander + Top 6(2)	40,120	87.6%	42,159	87.9%	43,511	87.8%	46,739	87.7%	49,008	87.0%
Total System	45,781	100.0%	47,945	100.0%	49,508	100.0%	53,270	100.0%	56,310	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

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

That is why throughout the year, internal monitoring audits and environmental legal compliance reviews were carried out, confirming that the EMS continues operating and that significant improvement activities have been carried out.

In accordance with the above, in October 2019 the maintenance audit was carried out by AENOR, under the ISO 14001 2015 guidelines. We obtained favorable results and zero non-conformities, which places us at the forefront in terms of environmental commitment.

The environmental policy seeks to integrate sustainability into our daily management, carried out by senior management. This environmental policy commits us to the following:

·

Adopt practices focused on the efficient and responsible use of natural and material resources, minimize the generation of waste, pollutant emissions and wastewater resulting from our  production processes.

·

Comply with the requirements of environmental legislation, applicable to the environmental aspects of our production, administrative and support services and processes, as well as other requirements to which we subscribe.

·	Maintain a commitment to continuous improvement of our EMS, which impacts in the environmental performance of the organization.

This environmental policy is communicated to all employees through one or more of the following means: communication announcements, posters located within the workspace, intranet website and / or training courses for contractors and new employees.

In compliance with the regulations at the federal level, annual information is sent to SEMARNAT (Secretaría de Medio Ambiente y Recursos Naturales) through the Annual Operating Certificate (COA), relating to the consumption information that generates pollutant emissions into the atmosphere, facilitating the classification and monitoring of these by the environmental authority through the Mexican National Emissions Register (RENE).

During the year, a verification audit was done of the information entered in the COA by AENOR, through which our processes were validated by AENOR.

A Renewable Energy Power Purchase Agreement (PPA) was signed with Thermion and AMPER Companies for the supply of 30% of the annual consumption of Bank National Network, corresponding to 45 GWh. The energy will come from a wind power plant in Tamaulipas State and it will start operations in the second semester of 2020.

Assuming the plant operates at 100% of its capacity, it will reduce annually 24,295 tons of CO2.

Below is a list of the recognitions and certifications we have obtained.

Corporate Center Santa Fe, Mexico City, Mexico

·	In 2019, the Environmental Management System established at our Santa Fe corporate building celebrated 15 years of being implemented and certified.

Technological Operations Center Santander (Centro Tecnológico de Operaciones Santander) (CTOS), Querétaro, Mexico

·	Certification under the international standard ISO 14001 2015 Environmental Management System.

·

Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection (Procuraduría Federal de Protección al Ambiente or PROFEPA) and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Contact Center Santander (CCS), Querétaro, Mexico

·	Certification under the international standard ISO 14001 2015 Environmental Management System.
·

Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Data Processing Center (Centro de Procesamiento de Datos) (CPD Q), Querétaro, Mexico

·	Certification under the international standard ISO 14001 2015 Environmental Management System.
·	Certification of Environmental Quality Level I-National granted by PROFEPA and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

To the best of our knowledge and understanding, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results of operations or our position with respect to our competitors. However, in the future there may be.

Selected Statistical Information

The following information is included for analytical purposes and is derived from, and should be read in conjunction with, the audited financial statements contained elsewhere in this Report as well as with “Item 5. Operating and Financial Review and Prospects.”

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2017					2018					2019
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	30,472	Ps.	2,081	6.83%	Ps.	30,215	Ps.	2,361	7.81%	Ps.	29,992	Ps.	2,456	8.19%
Total	Ps.	30,472	Ps.	2,081	6.83%	Ps.	30,215	Ps.	2,361	7.81%	Ps.	29,992	Ps.	2,456	8.19%
Loans and advances to credit institutions
Pesos	Ps.	60,959	Ps.	4,012	6.58%	Ps.	95,424	Ps.	7,085	7.42%	Ps.	97,794	Ps.	7,645	7.82%
Foreign currency(1)		80,056		792	0.99%		61,427		1,075	1.75%		70,975		1,500	2.11%
Total	Ps.	141,015	Ps.	4,804	3.41%	Ps.	156,851	Ps.	8,160	5.20%	Ps.	168,769	Ps.	9,145	5.42%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	469,722	Ps.	56,254	11.98%	Ps.	528,922	Ps.	64,846	12.26%	Ps.	582,595	Ps.	72,401	12.43%
Foreign currency(1)		76,314		2,760	3.62%		72,260		3,125	4.32%		72,891		3,419	4.69%
Total	Ps.	546,036	Ps.	59,014	10.81%	Ps.	601,182	Ps.	67,971	11.31%	Ps.	655,486	Ps.	75,820	11.57%
Loans and advances to customers—credit cards
Pesos	Ps.	52,167	Ps.	13,249	25.40%	Ps.	54,690	Ps.	14,523	26.56%	Ps.	57,538	Ps.	15,816	27.49%
Total	Ps.	52,167	Ps.	13,249	25.40%	Ps.	54,690	Ps.	14,523	26.56%	Ps.	57,538	Ps.	15,816	27.49%
Debt instruments
Pesos	Ps.	218,415	Ps.	14,016	6.42%	Ps.	201,125	Ps.	14,294	7.11%	Ps.	186,458	Ps.	13,699	7.35%
Foreign currency(1)		59,871		2,775	4.63%		76,260		3,296	4.32%		88,833		3,562	4.01%
Total	Ps.	278,286	Ps.	16,791	6.03%	Ps.	277,385	Ps.	17,590	6.34%	Ps.	275,291	Ps.	17,261	6.27%
Income from hedging operations
Pesos			Ps.	1,895				Ps.	2,858				Ps.	3,541
Foreign currency(1)				—					—					—
Total			Ps.	1,895				Ps.	2,858				Ps.	3,541
Other interest-earning assets
Pesos			Ps.	114				Ps.	62				Ps.	114
Foreign currency(1)				54					61					77
Total			Ps.	168				Ps.	123				Ps.	191
Total interest-earning assets
Pesos	Ps.	831,735	Ps.	91,621	11.02%	Ps.	910,376	Ps.	106,029	11.65%	Ps.	954,377	Ps.	115,672	12.12%
Foreign currency(1)		216,241		6,381	2.95%		209,947		7,557	3.60%		232,699		8,558	3.68%
Total	Ps.	1,047,976	Ps.	98,002	9.35%	Ps.	1,120,323	Ps.	113,586	10.14%	Ps.	1,187,076	Ps.	124,230	10.47%

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2017					2018					2019
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	21,224				Ps.	19,564				Ps.	20,771
Foreign currency(1)		2,843					3,974					3,756
Total	Ps.	24,067				Ps.	23,538				Ps.	24,527
Allowance for impairment losses
Pesos	Ps.	(16,024)				Ps.	(18,002)				Ps.	(18,808)
Foreign currency(1)		(1,435)					(1,969)					(2,104)
Total	Ps.	(17,459)				Ps.	(19,971)				Ps.	(20,912)
Tangible assets
Pesos	Ps.	9,795				Ps.	11,401				Ps.	20,004
Total	Ps.	9,795				Ps.	11,401				Ps.	20,004
Intangible assets
Pesos	Ps.	2,038				Ps.	2,654				Ps.	2,525
Total	Ps.	2,038				Ps.	2,654				Ps.	2,525
Other non-interest-earning assets
Pesos	Ps.	121,852				Ps.	141,723				Ps.	150,543
Foreign currency(1)		871					17,637					22,518
Total	Ps.	122,723				Ps.	159,360				Ps.	173,061
Total non-interest-earning assets
Pesos	Ps.	138,885				Ps.	157,340				Ps.	175,035
Foreign currency(1)		2,279					19,642					24,170
Total	Ps.	141,164				Ps.	176,982				Ps.	199,205
Total average assets
Pesos	Ps.	970,620	Ps.	91,621	9.44%	Ps.	1,067,716	Ps.	106,029	9.93%	Ps.	1,129,412	Ps.	115,672	10.24%
Foreign currency(1)		218,520		6,381	2.92%		229,589		7,557	3.29%		256,869		8,558	3.33%
Total	Ps.	1,189,140	Ps.	98,002	8.24%	Ps.	1,297,305	Ps.	113,586	8.76%	Ps.	1,386,281	Ps.	124,230	8.96%

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2017					2018					2019
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	103,921	Ps.	7,290	7.01%	Ps.	91,520	Ps.	7,304	7.98%	Ps.	108,707	Ps.	8,805	8.10%
Foreign currency(1)		19,152		274	1.43%		6,733		116	1.72%		8,804		236	2.68%
Total	Ps.	123,073	Ps.	7,564	6.15%	Ps.	98,253	Ps.	7,420	7.55%	Ps.	117,511	Ps.	9,041	7.69%
Customer deposits— Demand accounts
Pesos	Ps.	305,826	Ps.	8,837	2.89%	Ps.	331,574	Ps.	10,315	3.11%	Ps.	366,538	Ps.	12,185	3.32%
Foreign currency(1)		60,543		52	0.09%		52,043		15	0.03%		51,892		75	0.14%
Total	Ps.	366,369	Ps.	8,889	2.43%	Ps.	383,617	Ps.	10,330	2.69%	Ps.	418,430	Ps.	12,260	2.93%
Customer deposits—Savings accounts
Pesos	Ps.	11				Ps.	10				Ps.	12
Total	Ps.	11				Ps.	10				Ps.	12
Customer deposits— Time deposits
Pesos	Ps.	158,639	Ps.	9,580	6.04%	Ps.	194,579	Ps.	13,933	7.16%	Ps.	216,065	Ps.	16,333	7.56%
Foreign currency(1)		49,820		420	0.84%		61,742		1,010	1.64%		40,898		700	1.71%
Total	Ps.	208,459	Ps.	10,000	4.80%	Ps.	256,321	Ps.	14,943	5.83%	Ps.	256,963	Ps.	17,033	6.63%
Customer deposits— Repurchase agreements
Pesos	Ps.	86,170	Ps.	5,671	6.58%	Ps.	87,540	Ps.	6,640	7.59%	Ps.	77,903	Ps.	5,743	7.37%
Total	Ps.	86,170	Ps.	5,671	6.58%	Ps.	87,540	Ps.	6,640	7.59%	Ps.	77,903	Ps.	5,743	7.37%
Subordinated debentures
Foreign currency(1)	Ps.	24,427	Ps.	1,600	6.55%	Ps.	25,262	Ps.	1,610	6.37%	Ps.	25,093	Ps.	1,597	6.36%
Total	Ps.	24,427	Ps.	1,600	6.55%	Ps.	25,262	Ps.	1,610	6.37%	Ps.	25,093	Ps.	1,597	6.36%
Marketable debt securities and other financial liabilities
Pesos	Ps.	39,573	Ps.	2,816	7.12%	Ps.	40,054	Ps.	3,247	8.11%	Ps.	49,663	Ps.	4,319	8.70%
Foreign currency(1)		19,088		880	4.61%		23,447		997	4.25%		26,242		1,079	4.11%
Total	Ps.	58,661	Ps.	3,696	6.30%	Ps.	63,501	Ps.	4,244	6.68%	Ps.	75,905	Ps.	5,398	7.11%
Other liabilities
Pesos	Ps.	65,210	Ps.	4,277	6.56%	Ps.	77,301	Ps.	5,931	7.67%	Ps.	84,520	Ps.	6,365	7.53%
Foreign currency(1)		—		—			—		—			19		—
Total	Ps.	65,210	Ps.	4,277	6.56%	Ps.	77,301	Ps.	5,931	7.67%	Ps.	84,539	Ps.	6,365	7.53%
Expense from hedging operation
Pesos	Ps.	—	Ps.	129		Ps.	—	Ps.	108		Ps.	—	Ps.	222
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	129		Ps.	—	Ps.	108		Ps.	—	Ps.	222
Other interest expense
Pesos	Ps.	—	Ps.	332		Ps.	—	Ps.	363		Ps.	—	Ps.	415
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	332		Ps.	—	Ps.	363		Ps.	—	Ps.	415
Total interest-bearing liabilities
Pesos	Ps.	759,350	Ps.	38,932	5.13%	Ps.	822,578	Ps.	47,841	5.82%	Ps.	903,408	Ps.	54,387	6.02%
Foreign currency(1)		173,030		3,226	1.86%		169,227		3,748	2.21%		152,948		3,687	2.41%
Total	Ps.	932,380	Ps.	42,158	4.52%	Ps.	991,805	Ps.	51,589	5.20%	Ps.	1,056,356	Ps.	58,074	5.50%

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2017					2018					2019
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	21,031				Ps.	23,459				Ps.	23,846
Foreign currency(1)		38					53					86
Total	Ps.	21,069				Ps.	23,512				Ps.	23,932
Other liabilities— non-interest-bearing
Pesos	Ps.	85,546				Ps.	92,491				Ps.	75,927
Foreign currency(1)		39,817					70,517					100,490
Total	Ps.	125,363				Ps.	163,008				Ps.	176,417
Total equity
Pesos	Ps.	110,328				Ps.	118,980				Ps.	129,576
Total	Ps.	110,328				Ps.	118,980				Ps.	129,576
Total non-interest-bearing liabilities and equity
Pesos	Ps.	216,905				Ps.	234,930				Ps.	229,349
Foreign currency(1)		39,855					70,570					100,576
Total	Ps.	256,760				Ps.	305,500				Ps.	329,925
Total liabilities and equity
Pesos	Ps.	976,255	Ps.	38,932	3.99%		1,057,508	Ps.	47,841	4.52%	Ps.	1,132,757	Ps.	54,387	4.80%
Foreign currency(1)		212,885		3,226	1.52%		239,797		3,748	1.56%		253,524		3,687	1.45%
Total	Ps.	1,189,140	Ps.	42,158	3.55%	Ps.	1,297,305	Ps.	51,589	3.98%	Ps.	1,386,281	Ps.	58,074	4.19%

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2019 compared to the year ended December 31, 2018 and changes for the year ended December 31, 2018 compared to the year ended December 31, 2017. We have calculated volume variations based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variations caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2019 and 2018
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(18)	Ps.	113	Ps.	95
Total	Ps.	(18)	Ps.	113	Ps.	95
Loans and advances to credit institutions
Pesos	Ps.	185	Ps.	375	Ps.	560
Foreign currency(1)		202		223		425
Total	Ps.	387	Ps.	598	Ps.	985
Loans and advances to customers—excluding credit cards
Pesos	Ps.	6,670	Ps.	885	Ps.	7,555
Foreign currency(1)		30		264		294
Total	Ps.	6,700	Ps.	1,149	Ps.	7,849
Loans and advances to customers—credit cards
Pesos	Ps.	783	Ps.	510	Ps.	1,293
Total	Ps.	783	Ps.	510	Ps.	1,293
Debt instruments
Pesos	Ps.	(1,078)	Ps.	483	Ps.	(595)
Foreign currency(1)		504		(238)		266
Total	Ps.	(573)	Ps.	244	Ps.	(329)
Income from hedging operations
Pesos	Ps.	—	Ps.	683	Ps.	683
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	683	Ps.	683
Other interest-earning assets
Pesos	Ps.	—	Ps.	52	Ps.	52
Foreign currency(1)		—		16		16
Total	Ps.	—	Ps.	68	Ps.	68
Total interest-earning assets
Pesos	Ps.	5,333	Ps.	4,310	Ps.	9,643
Foreign currency(1)		837		164		1,001
Total	Ps.	6,170	Ps.	4,474	Ps.	10,644

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2019 and 2018
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	1,392	Ps.	109	Ps.	1,501
Foreign currency(1)		56		64		120
Total	Ps.	1,448	Ps.	173	Ps.	1,621
Customer deposits—Demand accounts
Pesos	Ps.	1,162	Ps.	708	Ps.	1,870
Foreign currency(1)		—		60		60
Total	Ps.	1,162	Ps.	768	Ps.	1,930
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	1,624	Ps.	776	Ps.	2,400
Foreign currency(1)		(357)		47		(310)
Total	Ps.	1,267	Ps.	823	Ps.	2,090
Customer deposits—Repurchase agreements
Pesos	Ps.	(710)	Ps.	(187)	Ps.	(897)
Total	Ps.	(710)	Ps.	(187)	Ps.	(897)
Subordinated debentures
Foreign currency(1)	Ps.	(11)	Ps.	(2)	Ps.	(13)
Total	Ps.	(11)	Ps.	(2)	Ps.	(13)
Marketable debt securities and other financial liabilities
Pesos	Ps.	836	Ps.	236	Ps.	1,072
Foreign currency(1)		115		(33)		82
Total	Ps.	951	Ps.	203	Ps.	1,154
Other liabilities
Pesos	Ps.	544	Ps.	(110)	Ps.	434
Foreign currency(1)		—		—		—
Total	Ps.	544	Ps.	(110)	Ps.	434
Expense from hedging operations
Pesos	Ps.	—	Ps.	114	Ps.	114
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	114	Ps.	114
Other interest expense
Pesos	Ps.	—	Ps.	52	Ps.	52
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	52	Ps.	52
Total interest-bearing liabilities
Pesos	Ps.	4,848	Ps.	1,698	Ps.	6,546
Foreign currency(1)		(197)		136		(61)
Total	Ps.	4,651	Ps.	1,834	Ps.	6,485

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2018 and 2017
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(20)	Ps.	300	Ps.	280
Total	Ps.	(20)	Ps.	300	Ps.	280
Loans and advances to credit institutions
Pesos	Ps.	2,559	Ps.	514	Ps.	3,073
Foreign currency(1)		(326)		609		283
Total	Ps.	2,233	Ps.	1,123	Ps.	3,356
Loans and advances to customers—excluding credit cards
Pesos	Ps.	7,258	Ps.	1,334	Ps.	8,592
Foreign currency(1)		(175)		540		365
Total	Ps.	7,083	Ps.	1,874	Ps.	8,957
Loans and advances to customers—credit cards
Pesos	Ps.	670	Ps.	604	Ps.	1,274
Total	Ps.	670	Ps.	604	Ps.	1,274
Debt instruments
Pesos	Ps.	(1,229)	Ps.	1,507	Ps.	278
Foreign currency(1)		708		(187)		521
Total	Ps.	(520)	Ps.	1,319	Ps.	799
Income from hedging operations
Pesos	Ps.	—	Ps.	963	Ps.	963
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	963	Ps.	963
Other interest-earning assets
Pesos	Ps.	—	Ps.	(52)	Ps.	(52)
Foreign currency(1)		—		7		7
Total	Ps.	—	Ps.	(45)	Ps.	(45)
Total interest-earning assets
Pesos	Ps.	9,159	Ps.	5,249	Ps.	14,408
Foreign currency(1)		(227)		1,403		1,176
Total	Ps.	8,933	Ps.	6,651	Ps.	15,584

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2018 and 2017
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(990)	Ps.	1,004	Ps.	14
Foreign currency(1)		(214)		56		(158)
Total	Ps.	(1,204)	Ps.	1,060	Ps.	(144)
Customer deposits—Demand accounts
Pesos	Ps.	801	Ps.	677	Ps.	1,478
Foreign currency(1)		(2)		(35)		(37)
Total	Ps.	799	Ps.	642	Ps.	1,441
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	2,574	Ps.	1,779	Ps.	4,353
Foreign currency(1)		195		395		590
Total	Ps.	2,769	Ps.	2,174	Ps.	4,943
Customer deposits—Repurchase agreements
Pesos	Ps.	104	Ps.	865	Ps.	969
Total	Ps.	104	Ps.	865	Ps.	969
Subordinated debentures
Foreign currency(1)	Ps.	53	Ps.	(43)	Ps.	10
Total	Ps.	53	Ps.	(43)	Ps.	10
Marketable debt securities and other financial liabilities
Pesos	Ps.	39	Ps.	392	Ps.	431
Foreign currency(1)		185		(68)		117
Total	Ps.	224	Ps.	324	Ps.	548
Other liabilities
Pesos	Ps.	928	Ps.	726	Ps.	1,654
Foreign currency(1)		—		—		—
Total	Ps.	928	Ps.	726	Ps.	1,654
Expense from hedging operations
Pesos	Ps.	—	Ps.	(21)	Ps.	(21)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(21)	Ps.	(21)
Other interest expense
Pesos	Ps.	—	Ps.	31	Ps.	31
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	31	Ps.	31
Total interest-bearing liabilities
Pesos	Ps.	3,455	Ps.	5,454	Ps.	8,909
Foreign currency(1)		217		305		522
Total	Ps.	3,673	Ps.	5,758	Ps.	9,431

(1)Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS for the year ended December 31,
	2017		2018		2019
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	831,735	Ps.	910,376	Ps.	954,377
Foreign currency(1)		216,241		209,947		232,699
Total	Ps.	1,047,976	Ps.	1,120,323	Ps.	1,187,076
Net interest income
Pesos	Ps.	52,689	Ps.	58,188	Ps.	61,285
Foreign currency(1)		3,155		3,809		4,871
Total	Ps.	55,844	Ps.	61,997	Ps.	66,156
Gross yield(2)
Pesos		11.02%		11.65%		12.12%
Foreign currency(1)		2.95%		3.60%		3.68%
Total		9.35%		10.14%		10.47%
Net yield(3)
Pesos		6.33%		6.39%		6.42%
Foreign currency(1)		1.46%		1.81%		2.09%
Total		5.33%		5.53%		5.57%
Yield spread(4)
Pesos		5.89%		5.83%		6.10%
Foreign currency(1)		1.09%		1.39%		1.27%
Total		4.83%		4.94%		4.97%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.
(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2017	2018	2019
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.57%	1.49%	1.47%
ROAE: Return-on-average equity	16.93%	16.27%	15.73%
Dividend pay-out ratio(1)	47.70%	47.68%	50.50%
Average equity as a percentage of average total assets	9.28%	9.17%	9.35%

(1)

Dividends declared per share divided by net income per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017 we paid a dividend of Ps.4,676 million equal to Ps.0.0578 per share. On June 29, 2018 we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million, equal to Ps.0.7292 per share. On May 28, 2019 we paid a dividend of Ps.4,843 million, equal to Ps.0.7135 per share. On December 27,2019 we paid a dividend of Ps.5,450 million, equal to Ps.0.8030 per share.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2017	2018	2019
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	2.91%	2.70%	2.53%
Loans and advances to credit institutions	13.46%	14.00%	14.22%
Loans and advances to customers–excluding credit cards	52.10%	53.66%	55.22%
Loans and advances to customers–credit cards	4.98%	4.88%	4.85%
Debt instruments	26.55%	24.76%	23.18%
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

At December 31, 2017, 2018 and 2019, the book value of our investment securities was Ps.326.8 billion, Ps.320.0 billion and Ps.361.7 billion, respectively (representing 24.6%, 22.7% and 24.6% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.224.0 billion, or 68.5%, of our investment securities at December 31, 2017, Ps.253.5 billion, or 79.2%, of our investment securities at December 31, 2018 and Ps.273.5 billion, or 75.6%, of our investment securities at December 31, 2019. For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements included elsewhere in this Report.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2017, Ps.124.7 billion of our available for sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2018 and 2019, Ps.98.4 billion and Ps.99.5 billion of our debt instruments at fair value through other comprehensive income, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2017, 2018 and 2019, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 125.0%, 149.4% and 178.4% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 69.1%, 56.3% and 24.5% of our total equity, respectively.

	IFRS
	As of December 31,
	2017		2018		2019
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	144,251	Ps.	184,134	Ps.	240,452
Debt instruments issued by the Mexican Central Bank		79,752		69,413		33,035
Foreign government debt securities		89,585		54,297		69,113
Debt instruments issued by private sector		9,864		9,280		12,733
Total debt instruments		323,452		317,124		355,333
Total equity securities		3,357		2,884		6,409
Total investment securities	Ps.	326,809	Ps.	320,008	Ps.	361,742

The following table analyzes the expected maturities of our debt investment securities (before allowance for impairment losses) and the weighted average yield at December 31, 2019.

	Maturity as of December 31, 2019
	Less than		Average			Average			Average	More than		Average
	1 year		yield	1 to 5 years		yield	5 to 10 years		yield	10 years		yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	35,075	7.02%	Ps.	118,371	6.55%	Ps.	70,006	6.05%	Ps.	17,000	6.27%	Ps.	240,452
Debt instruments issued by the Mexican Central Bank		11,340	7.63%		13,909	7.58%		7,786	7.25%		—	—		33,035
Foreign government debt securities		45,880	1.93%		23,233	9.74%		—	—		—	—		69,113
Debt instruments issued by the private sector		9,672	7.84%		2,808	6.38%		253	7.97%		—	—		12,733
Total debt instruments	Ps.	101,967	6.11%	Ps.	158,321	7.56%	Ps.	78,045	5.32%	Ps.	17,000	6.27%	Ps.	355,333

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	As of December 31,
	2017		2018		2019
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	71	Ps.	51	Ps.	29
Reverse repurchase agreements		46,087		98,332		54,138
Guarantee deposits—collateral delivered		34,542		29,508		14,300
Other demand accounts		5,940		2,165		7,969
Reciprocal accounts		18,569		15,310		14,597
Total	Ps.	105,209	Ps.	145,366	Ps.	91,033

Loan Portfolio

At December 31, 2017, 2018 and 2019 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.626,349 million, Ps.689,059 million and Ps.724,516 respectively, representing 47.1%, 48.9% and 49.4% of our total assets at such dates, respectively. Loans and advances to customers (excluding reverse repurchase agreements), net of allowance for impairment losses equaled Ps.609,420 million, Ps.667,543 million and Ps.702,546 million at December 31, 2017, 2018 and 2019, respectively, representing 45.8%, 47.4% and 47.9% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.136,649 million, Ps.144,006 million and

Ps.136,405 million at December 31, 2017, 2018 and 2019, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

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

	IFRS
	As of December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	59,925	Ps.	57,022	Ps.	49,294	Ps.	59,547	Ps.	70,450
Commercial, financial and industrial		278,624		309,207		335,105		371,976		379,758
Mortgage		122,919		132,414		134,196		145,749		156,209
Installment loans to individuals		92,541		100,878		107,754		111,787		118,099
Revolving consumer credit card loans		47,776		51,536		54,372		56,227		59,477
Non-revolving consumer loans		44,765		49,342		53,382		55,560		58,622
Total loans		554,009		599,521		626,349		689,059		724,516
Allowance for impairment losses		(18,749)		(17,883)		(16,929)		(21,516)		(21,970)
Loans net of allowance for impairment losses	Ps.	535,260	Ps.	581,638	Ps.	609,420	Ps.	667,543	Ps.	702,546

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	As of December 31,
	2015	2016	2017	2018	2019
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Commercial, financial and industrial	3.5%	2.2%	1.8%	1.8%	1.5%
Mortgage	5.3%	5.1%	5.5%	5.7%	5.4%
Installment loans to individuals	3.8%	3.9%	4.4%	3.2%	3.2%
Revolving consumer credit card loans	3.9%	3.8%	4.3%	3.1%	2.9%
Non-revolving consumer loans	3.8%	4.1%	4.5%	3.3%	3.4%
Total	3.6%	2.9%	2.9%	2.7%	2.5%

See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers (excluding reverse repurchase agreements)  by type of loan as of December 31, 2019.

	IFRS as of December 31, 2019
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	24,788	8.27%	Ps.	20,639	7.38%	Ps.	25,023	17.23%	Ps.	70,450	9.72%
Commercial, financial and industrial		221,913	74.07%		139,967	50.05%		17,878	12.31%		379,758	52.42%
Mortgages		14,762	4.93%		52,673	18.83%		88,774	61.12%		156,209	21.56%
Installment loans to individuals		38,140	12.73%		66,395	23.74%		13,564	9.34%		118,099	16.30%
Revolving consumer credit card loans		15,334	5.12%		30,648	10.96%		13,495	9.29%		59,477	8.21%
Non-revolving consumer loans		22,806	7.61%		35,747	12.78%		69	0.05%		58,622	8.09%
Total loans		299,603	100.00%		279,674	100.00%		145,239	100.00%		724,516	100.00%
Allowance for impairment losses		—			—			—			(21,970)
Loans net of allowance for impairment losses	Ps.	299,617		Ps.	279,674		Ps.	145,225		Ps.	702,546

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2019.

	IFRS as of December 31,
	2019
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	245,157
Floating interest rate		479,359
Total	Ps.	724,516

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recognized on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recorded for such loans in the periods presented. In general, the total interest that we received on our restructured loans in 2015 through 2019 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018		2019
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	1,103	Ps.	1,109	Ps.	1,305	Ps.	1,459	Ps.	1,415
Restructured loans(1)		375		461		352		206		129
Interest received:
Non-accrual loans(1)	Ps.	349	Ps.	345	Ps.	317	Ps.	368	Ps.	355
Restructured loans(1)		419		496		350		210		145

(1)

These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 11.f to our audited financial statements included elsewhere in this Report for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Commercial	Ps.	9,674	Ps.	12,144	Ps.	4,197	Ps.	4,329	Ps.	3,533
Consumer		641		623		587		471		364
Mortgage		3,628		2,614		1,046		1,133		662
Credit card		1,331		1,238		1,162		881		792
Total	Ps.	15,274	Ps.	16,619	Ps.	6,992	Ps.	6,814	Ps.	5,351

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018(1)		2019(1)
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	15,198	Ps.	18,749	Ps.	17,883	Ps.	16,929	Ps.	21,516
Initial adoption of IFRS 9		—		—		—		3,270		—
Impairment losses on loans and receivables(2)		17,766		19,022		20,771		20,947		21,673
Others		209		157		8		48		(65)
Written-off loans against allowance for impairment losses		(14,424)		(20,045)		(21,733)		(19,678)		(21,154)
Allowance for impairment losses at end of year	Ps.	18,749	Ps.	17,883	Ps.	16,929	Ps.	21,516	Ps.	21,970

(1)

Amounts prepared in accordance with IFRS 9. Prior periods have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on our change in accounting estimates in connection with the initial adoption of IFRS 9.

(2)

The amount of impairment losses on financial assets—Loans and receivables presented in the consolidated income statement is net of recoveries of previously written-off loans and expenses paid to recovery agencies for an amount of Ps.1,725 million in 2015, Ps.2,361 million in 2016, Ps.1,951 million in 2017, Ps.2,141 million in 2018 and Ps.2,453 million in 2019 and is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and written-off loans against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Recoveries of Loans Previously Written-Off – by type
Commercial, financial and industrial	Ps.	(735)	Ps.	(961)	Ps.	(1,189)	Ps.	(1,301)	Ps.	(1,506)
Mortgage		(740)		(1,096)		(413)		(440)		(655)
Installment loans to individuals		(1,075)		(1,104)		(1,188)		(1,316)		(1,413)
Revolving consumer credit card loans		(698)		(717)		(794)		(856)		(952)
Non-revolving consumer loans		(377)		(387)		(394)		(460)		(461)
Expenses paid to recovery agencies		825		800		839		916		1,121
Total recoveries of loans previously written-off	Ps.	(1,725)	Ps.	(2,361)	Ps.	(1,951)	Ps.	(2,141)	Ps.	(2,453)

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Impairment Losses on Loans and Receivables
Commercial, financial and industrial	Ps.	6,173	Ps.	5,802	Ps.	6,265	Ps.	5,886	Ps.	6,586
Mortgage		1,039		1,388		1,105		1,744		1,504
Installment loans to individuals		10,554		11,832		13,401		13,317		13,583
Revolving consumer credit card loans		6,044		6,683		7,763		7,636		7,680
Non-revolving consumer loans		4,510		5,149		5,638		5,681		5,903
Total impairment losses on loans and receivables(1)	Ps.	17,766	Ps.	19,022	Ps.	20,771	Ps.	20,947	Ps.	21,673

(1)The amount of impairment losses on financial assets—Loans and receivables net of recoveries of previously written-off loans and expenses paid to recovery agencies for an amount of Ps.1,725 million in 2015, Ps.2,361 million in 2016, Ps.1,951 million in 2017, Ps.2,141 million in 2018 and Ps.2,453 million in 2019, is recorded under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement.

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Written-off loans against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	4,443	Ps.	7,282	Ps.	7,140	Ps.	5,809	Ps.	6,038
Mortgage		542		1,657		1,568		860		1,775
Installment loans to individuals		9,439		11,106		13,025		13,009		13,341
Revolving consumer credit card loans		5,449		6,229		7,445		7,482		7,536
Non-revolving consumer loans		3,990		4,877		5,580		5,527		5,805
Total written-off loans against allowance for impairment losses	Ps.	14,424	Ps.	20,045	Ps.	21,733	Ps.	19,678	Ps.	21,154

(1)See Note 11.d to our audited financial statements included elsewhere in this Report for more details on the written-off financials assets.

The tables below show a breakdown of recoveries, impairment losses on loans and receivables and written-off loans against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	As of December 31,
			% of total			% of total			% of total			% of total			% of total
	2015		allowance	2016		allowance	2017		allowance	2018		allowance	2019		allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	7,943	42.36%	Ps.	6,463	36.14%	Ps.	5,588	33.01%	Ps.	7,457	34.66%	Ps.	8,148	37.09%
Mortgage		2,558	13.64%		2,445	13.67%		1,990	11.76%		3,578	16.63%		3,316	15.09%
Installment loans to individuals		8,248	44.00%		8,975	50.19%		9,351	55.23%		10,481	48.70%		10,506	47.82%
Revolving consumer credit card loans		4,488	23.94%		4,942	27.64%		5,259	31.06%		5,354	24.87%		5,280	24.03%
Non-revolving consumer loans		3,760	20.06%		4,033	22.55%		4,092	24.17%		5,127	23.83%		5,226	23.79%
Total	Ps.	18,749	100.00%	Ps.	17,883	100.00%	Ps.	16,929	100.00%	Ps.	21,516	100.00%	Ps.	21,970	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	As of December 31,
	2015		2016		2017		2018(2)		2019(2)
	(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	19,742	Ps.	17,595	Ps.	18,132	Ps.	18,429	Ps.	17,952
Non-performing loans as a percentage of total loans		3.56%		2.93%		2.89%		2.67%		2.48%
Written-off loans as a percentage of average total loans		2.85%		3.48%		3.63%		3.00%		2.97%

(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(2)

Amounts prepared in accordance with IFRS 9. Prior periods have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on our change in accounting estimates in connection with the initial adoption of IFRS 9.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos)
Movement of impaired loans
Beginning balance	Ps.	18,430	Ps.	19,742	Ps.	17,595	Ps.	18,132	Ps.	18,429
Additions		30,006		30,431		34,180		32,461		31,418
Transfers to performing loans		(14,270)		(12,533)		(11,910)		(12,486)		(10,741)
Written-off loans		(14,424)		(20,045)		(21,733)		(19,678)		(21,154)
Balance at year-end	Ps.	19,742	Ps.	17,595	Ps.	18,132	Ps.	18,429	Ps.	17,952

See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of December 31,
	2015		2016		2017		2018		2019
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	594,883	Ps.	661,586	Ps.	705,160	Ps.	783,326	Ps.	804,684
Non-performing loans(2)		19,742		17,595		18,132		18,429		17,952
Commercial, financial and industrial		9,673		6,842		6,007		6,538		5,815
Mortgage		6,514		6,778		7,362		8,345		8,399
Installment loans to individuals		3,555		3,975		4,763		3,546		3,739
Revolving consumer credit card loans		1,846		1,952		2,335		1,716		1,717
Non-revolving consumer loans		1,709		2,023		2,428		1,830		2,021
Allowance for impairment losses		18,749		17,883		16,929		21,516		21,970
Ratios
Non-performing loans to computable credit risk(1)		3.32%		2.66%		2.57%		2.35%		2.23%
Coverage ratio(3)		94.97%		101.64%		93.37%		116.75%		122.38%
Written-off loans coverage ratio (4)		2.42%		3.03%		3.08%		2.51%		2.63%

(1)

Computable credit risk as of December 31, 2019 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.724,516 million and guarantees and documentary credits amounting to Ps.80,168 million. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(3)	Allowance for impairment losses as a percentage of non-performing loans.
(4)	Written-off loans as percentage of computable credit risk.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	2017		2018		2019

Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	16,004	Ps.	27,358	Ps.	33,982
Repurchase agreements (1)		39,924		44,796		141,263
Time deposits		4,506		10,125		8,914
Other accounts		55,848		57,315		29,961
Accrued interest		157		51		112
Total deposits from Mexican Central Bank and credit institutions	Ps.	116,439	Ps.	139,645	Ps.	214,232
Customer deposits
Current accounts		422,028		443,223		424,563
Other deposits		26,230		25,904		24,010
Time deposits		159,464		175,642		179,768
Repurchase agreements (1)		116,458		128,719		129,216
Accrued interest		1,054		1,320		1,714
Total customer deposits	Ps.	725,234	Ps.	774,808	Ps.	759,271
Total deposits	Ps.	841,673	Ps.	914,453	Ps.	973,503

(1)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more for the year ended December 31, 2019.

		Year ended December 31, 2019
		Domestic		International		Total
Under 3 months	Ps.	131,133	Ps.	8	Ps.	131,141
3 to 6 months		13,177		1		13,178
6 to 12 months		34,483		10		34,493
Over 12 months		956		—		956

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2017 (2)			2018 (2)			2019 (2)
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	156,382	6.79%	Ps.	173,515	7.99%	Ps.	270,479	7.04%
Average during year		202,081	6.61%		201,083	7.56%		151,798	7.54%
Maximum month-end balance		231,447	7.10%		256,789	7.99%		259,974	8.05%
Short positions:
At December 31(1)	Ps.	22,210	6.84%	Ps.	28,919	8.25%	Ps.	9,119	6.70%
Average during year		20,518	6.50%		20,807	7.63%		22,606	7.55%
Maximum month-end balance		28,137	7.15%		27,279	8.25%		30,679	8.16%
Total short-term borrowings at year end	Ps.	178,592	6.81%	Ps.	202,434	8.12%	Ps.	279,598	6.87%

(1)

This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more details on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.

(2)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

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

Banco de México

Banco de México is the Mexican Central Bank. It is a constitutionally autonomous entity (organismo constitucionalmente autónomo) that is not subordinated to any other body in the Mexican government. Its primary purpose is to issue the Mexican currency, as well as to maintain the acquisition power of such currency, to establish reference interest rates and to ensure that the banking and payments systems perform under safe and sound principles.

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

SHCP

The SHCP is an agency of the Executive Branch that regulates, proposes, directs and controls the economic policy of the Mexican government in matters of economics, tax, finance, public budget, public debt and income. Together with the CNBV and the Mexican Central Bank, it is the primary regulator of commercial banks and national development banks. The SHCP participates in the process of incorporation, revocation, operation, merger, control and stock purchase of financial institutions.

CNBV

The CNBV is a deconcentrated entity (órgano desconcentrado) of the SHCP, having independent technical and executive powers. The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system. The scope of the CNBV’s authority includes inspection, supervision, prevention and correction powers. The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public. The CNBV is also in charge of granting and revoking banking and securities brokerage and fintech licenses in Mexico.

IPAB

After the 1994 financial crisis, the Mexican government created the IPAB, a decentralized public entity with its own legal standing and assets. The IPAB’s primary purpose is the protection and insurance of bank deposits, also having powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system. The IPAB is also entitled to acquire assets from distressed banking institutions.

CONDUSEF

The CONDUSEF is a decentralized public entity (organismo público descentralizado) under the SHCP. The CONDUSEF is in charge of the provision of financial orientation, guidance and information to customers of financial services, as well as implementation of corrective measures through the processing of claims by such customers, with the primary purpose of protecting customer’s interests. The CONDUSEF may also act as arbitrator in disputes between financial institutions and their customers and establish regulations and impose sanctions to financial institutions in order to protect their clients.

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

Additionally, on March 9, 2019, reforms to the Mexican Banking Law were published in the Official Gazette, with the following purposes: (i) allow banking institutions to perform and carry out their activities and execute agreements with their clients through the use of the advanced electronic signature (firma electrónica avanzada) and other digital authentication tools, pursuant to certain rules issued by the CNBV and (ii) allow fintech companies to perform and carry out banking activities under Article 103 of the Mexican Banking Law.

Initiatives to Improve Lenders’ Rights

The Mexican Congress has approved several laws to improve the rights and actions of lenders. Such laws include new collateral mechanisms and the Bankruptcy Law, which set forth benefits for the Bank.

Enforcement of loan collateral

The Mexican Congress also approved changes to the Commerce Code intended to expedite proceedings relating to the foreclosure of secured loans by financial institutions. These changes grant authority to Mexican courts to issue interim measures, such as ordering persons not to leave Mexico or ordering assets to be frozen.

Reforms to the Mexican Bankruptcy Law

The current Mexican Bankruptcy Law (Ley de Concursos Mercantiles) was published in the Federal Official Gazette on May 12, 2000 and since such date has been reformed several times, including in January 2014. By virtue of such reforms and pursuant to a new paragraph added to Article 245 of the Mexican Banking Law, the Mexican Bankruptcy Law was no longer applicable to Mexican banks and the insolvency of such institutions began to be subject to the new provisions of the Mexican Banking Law. Nevertheless, the Mexican Bankruptcy Law still provides for the insolvency procedure of the auxiliary credit institutions (instituciones auxiliares de crédito) of a banking institution.

The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy, which is only applicable to persons that carry out commercial activities with liabilities that exceed 400,000 UDIs. The insolvency procedure applicable to persons that do not carry commercial activies, or with liabilities that do not exceed the aforementioned amount, is regulated by the relevant Civil Code (Código Civil).

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

The Mexican Commercial Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency. This period is referred to as the retroactivity period. Nevertheless, upon the reasoned request of the conciliator, the controller, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

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

Among other institutions, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution are regulated and supervised by the CNBV, and required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, write-offs and assignment provisions, as well as reporting obligations. Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.”.  Non-regulated Sofomes are not subject to the supervision of the CNBV.

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

The Mexican Securities Market Law

The Mexican Securities Market Law, applicable to Banco Santander México, regarding the issuance of securities, sets standards for authorizing companies to organize and operate as brokerage firms, which authorization is granted by the CNBV with the approval of its Governing Board. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. See “Item 9. The Offer and Listing—C. Markets—The Mexican Securities Market.”

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

The Investment Services Rules also provide that the board of directors of the financial entity shall approve the policies and guidelines required for each entity to:

·	perform the necessary evaluation to determine the profile of its clients;
·	carry out the analysis of the financial products to be offered to the clients; and
·	comply with the evaluation of the “reasonableness” of recommendations, required to render advisory investment services.

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

Banking Regulation

The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system. Banks are required to report regularly to the financial regulatory authorities. Reports to bank regulators are often supplemented by periodic meetings, formal or informal, between senior management of the banks and senior officials of the CNBV. In accordance with the Mexican Banking Law, banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets. The CNBV may order a bank to modify, correct and, as a precautionary measure, republish such balance sheets.

Additionally, banks must publish on their website, among other information:

·

the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;

·	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their background, education and experience;
·	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;
·	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;
·	any information requested by the CNBV to approve the accounting criteria and special accounting registries;
·	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;
·	the credit rating of their portfolio;
·	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;
·	financial ratios;
·	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and
·	the bank’s bylaws.

The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder. In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank and regulations and circulars adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to clients. Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

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

Licensing of Banks

Authorization of the Mexican government is required to operate as a banking institution. The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things. Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of Mexico or transfer of assets or liabilities between branches.

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
(vi)

if the banking institution repeatedly undertakes prohibited or sanctioned transactions in accordance with the Mexican Banking Law or if it continues not complying with preventive or corrective actions imposed by the CNBV; or

(vii)	if the banking institution does not have sufficient assets to cover its liabilities in accordance with Article 226 of the Mexican Banking Law.

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

Capitalization

The minimum subscribed and paid-in capital for banks is set in accordance with three different components: credit risk, market risk and operational risk. Pursuant to the Mexican Banking Law and the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under Article 46 of the Mexican Banking Law, as well as those permitted under other laws, depending on its capital level.

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

As of December 31, 2019, the Bank has constituted 100% of the capital preservation supplement required.

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

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. The Bank was in compliance with this requirement as of the end of 2019.

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

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the Capital Requirements Directives (CRD) IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance was at 60% in 2015, which should gradually increase to 100% by 2019. Our LCR levels exceeded 100% throughout 2019, thereby surpassing regulatory requirements.

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

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. Our leverage ratio as of December 31, 2019 was 7.02%. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

·	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
·	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
·	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.
·	An add-on for the potential exposure of securities financing transactions.

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

In order to promote the development of the Mexican monetary policy, on May 12, 2016, the Mexican Central Bank published in the Federal Official Gazette the rules for the auction by the Mexican Central Bank of Bonos de Regulación Monetaria Reportables (BREMS R) as an alternative for credit institutions to comply with their compulsory deposit requirements. The BREMS R can only be acquired by Mexican credit institutions through auctions made by the Mexican Central Bank and by means of repurchase transactions (reportos) between the Mexican Central Bank and the financial entities, or among financial entities, in accordance with the regulations set forth by the Mexican Central Bank. The BREMS R held by financial institutions shall be sold to the Mexican Central Bank at the date and in accordance with the terms included in general resolutions to be issued by the Mexican Central Bank. Furthermore, on June 13, 2019, the Mexican Central Bank issued Bulletin 9/2019, allowing banking institutions to use their BREMS R to secure overdrafts (sobregiros) in its sole account (cuenta única) at the Mexican Central Bank.

As of December 31, 2019, the Bank held a BREMS R position amounting to Ps.7,786 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

We apply the following criteria to classify loans and advances as impaired loans:

·	Commercial, financial and industrial loans

     Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

     Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after principal or interest become due.

     Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.

·	Mortgage loans

     Mortgage loans are considered impaired when a payment is past due more than 90 days.

·	Installment loans to individuals

     Revolving consumer credit cards loans are considered impaired when payment is not received 90 days after they become due.

     Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.

·	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

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

·

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
·	Mortgage loans are written-off when they have been past due for 36 months.
·

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

In accordance with Mexican Banking GAAP, we apply the following criteria to classify past-due loans as non-performing:

·	Loans with a single payment of principal and interest at maturity are considered non-performing 30 calendar days after the date of maturity.
·

Loans with a single payment of principal at maturity and with scheduled interest payments are considered non-performing 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.

·	Loans with a payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.
·	In the case of revolving credit, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.
·	Mortgage loans with periodic payments of principal and interest are considered non-performing when a payment is 90 days or more past due.
·	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.
·	If the debtor files for bankruptcy protection, except for those loans:
·	That continue to receive payments in terms of the provisions of section VIII of Article 43 of the Mexican Commercial Bankruptcy Law, or
·

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

As a part of the MIEA, the loss given default is determined, considering:

·	The internal experience of the recovery flows of the contracts in breach. It is obtained as an average of historical losses in order to be considered a “long-run” loss.
·	Coherence with the definition of “default” proposed by Basel and the CNBV.
·	Complies with the requirements of the CNBV set forth in the resolutions, by reflecting the loss given default considering unfavorable economic conditions.

Since November 30, 2018, the Bank has completed the parallel calculation period of the General Methodology and the Internal Methodologies (MIEB and MIEA) as set forth in the Regulations. From this date, allowances of credit risk calculation for large corporates and real estate companies has been recognized for Mexican Banking GAAP purposes under the MIEA. As for December 31, 2019 for Corporate and Investment Banking and financial institutions segments, the Bank maintains the parallel calculation equivalent to 80% of the General Methodology for those loans which have an allowance using the MIEB lower than 98% with respect to the preliminary estimation of credit risk obtained by using the General Methodology and maintains the MIEB for those loans where this reserve reaches or exceeds the 98% threshold. This effect represents 5.5% less allowance for Corporate and Investment Banking and financial institutions loans.

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

All write-offs of uncollectible loans are recorded against the allowance for impairment losses. Mexican banks may write-off loans, once they demonstrate they have made all reasonable efforts to recover them and no further relevant recoveries are expected.

The allowance for impairment losses under IFRS 9 requirements differs in some significant respects from the allowance for impairment losses requirements under Mexican Banking GAAP. Both under IFRS and under Mexican Banking GAAP, we estimate the impairment of loans and receivables using an expected loss model. However, under IFRS 9 models are developed based on our historical experience of impairment and other circumstances known at the time of assessment, while under Mexican Banking GAAP, impairment losses are determined using prescribed formulas that are based primarily on an expected losses model developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience. In addition, to these differences, IFRS 9 also requires the use of the whole life of expected losses for credits that have experienced a significant increase in credit risk (referred to as Life Time Expected Loss) as well as the use of macroeconomic forward-looking information in determining expected losses.

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

The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets). These permitted liquid assets include, among others:

·	U.S. dollar-denominated cash or cash denominated in any other currency freely convertible;
·	deposits with the Mexican Central Bank;

·

treasury bills, treasury bonds and treasury notes issued by the U.S. government or debt certificates issued by agencies of the U.S. government, which have the unconditional guarantee of the United States government;

·	demand deposits or one- to seven-day deposits in foreign financial institutions rated at least P‑2 by Moody’s Investors Service, Inc., or Moody’s, or A‑2 by Standard & Poor’s Rating Services, or S&P;
·	investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and
·	unused lines of credit granted by foreign financial institutions rated at least P‑2 by Moody’s or A‑2 by S&P, subject to certain requirements.

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

·

a Capital Ratio greater than 8.0% and up to 9.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank, is limited to 12.0% of the bank’s Tier 1 capital;

·

a Capital Ratio greater than 9.0% and up to 10.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 15.0% of the bank’s Tier 1 capital;

·

a Capital Ratio greater than 10.0% and up to 12.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 25.0% of the bank’s Tier 1 capital;

·

a Capital Ratio greater than 12.0% and up to 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 30.0% of the bank’s Tier 1 capital; and

·	a Capital Ratio greater than 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 40.0% of the bank’s Tier 1 capital.

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

Derivative Transactions

Certain Mexican Central Bank rules apply to derivative transactions entered into by Mexican banks. Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

·	specific shares, groups of shares or securities referenced to shares; that are listed in a securities exchange,
·	stock exchange indexes,
·	Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation),
·	inflation indexes,
·	gold or silver,
·	swine meat, pork and cattle,
·	natural gas, diesel, gasoline and crude oil,
·	aluminum, copper, nickel, platinum, lead and zinc,
·	wheat, corn, soybean and sugar,
·	rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste,
·	nominal or real interest rates with respect to any debt instrument,
·	loans or other advances, and
·	futures, options and swaps with respect to the underlying assets mentioned above.

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

Money Laundering Regulations

Mexico has a local framework in effect for the prevention of money laundering and terrorist financing (General Provisions on Money Laundering and Terrorist Financing); which has been in force since April 21, 2009 and has been subsequently amended through certain publications on the Federal Official Gazette in 2010, 2011, 2013, 2014, 2015 and 2017 and 2019.

These General Provisions on Money Laundering and Terrorist Financing require the Bank to comply with various obligations, including:

·

The establishment and implementation of procedures and policies regarding customer identification and know-you-customer (KYC) policies in order to prevent and detect those transactions that may be connected to terrorism or money laundering activities as defined in the Mexican Federal Criminal Code (Código Penal Federal);

·	The implementation of procedures for detecting and reporting relevant, unusual and suspicious transactions (as defined in the General Provisions on Money Laundering and Terrorist Financing); and
·

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

Pursuant to the General Provisions on Money Laundering and Terrorist Financing, we also have ongoing reporting obligations that require us to periodically report all transactions above certain thresholds to the CNBV in addition to reporting any suspected money laundering or terrorist financing activities on an ongoing basis.

The most recent amendments to the General Provisions on Money Laundering and Terrorist Financing, published in the Federal Official Gazette on March 22, 2019, modernized certain aspects of the law and established the following principles:

·	Banks may open accounts and/or grant credits remotely through videoconference provided the geolocation is provided for the device from which the account opening is requested.
·	Banks may transact with virtual assets.
·	Banks must cease KYC processes as soon as there is any suspicion that resources, assets or other items of value could be related to money laundering or terrorism financing.

·	Banks are required to request additional information in international transfers and national transfers in foreign currency.
·	Banks are permitted to update customer ID Files even when the customer is not there in person.

We are also subject to potential sanctions under the Mexican Banking Law if we knowingly perform services for persons or entities that are on the blocked persons list prepared by the SHCP. These potential sanctions include:

·	A fine of 10% to 100% of the amount of the activity, transaction or service performed by an entity for a customer or user whom the entity knows to be on the blocked persons list prepared by the SHCP.
·	A fine of 10% to 100% of the amount of any unreported unusual transaction and, if applicable, any additional transactions related to same customer or user involved in the unreported transaction.
·

A fine of 30,000 to 100,000 days’ worth of the minimum wage applicable in Mexico for significant transactions or, if applicable, a series of related transactions involving international transfers and unreported transactions in cash undertaken in a foreign currency.

·	A fine of 5,000 to 50,000 days’ worth of the minimum wage applicable in Mexico for other failures to comply with applicable law.

Rules on Interest Rates

Bulletin 3/2012 issued by the Mexican Central Bank limits the number of reference rates that may be used by Mexican banks as a basis for determining interest rates on loans. For peso-denominated loans, banks may choose any of a fixed rate, the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE), Mexican Treasury bills (Certificados de la Tesorería de la Federación, or Cetes) rate, CCP (costo de captación promedio a plazo), the rate determined by the Mexican Central Bank as applied to loans funded by or discounted with NAFIN, the rate agreed upon with development banks in loans funded or discounted with them, the weighted bank funding rate (tasa ponderada de fondeo bancario) and the weighted governmental funding rate (tasa ponderada de fondeo gubernamental). For UDI-denominated loans, the reference rate is the UDIBONOS. For foreign currency-denominated loans, banks may choose any of a fixed rate or floating market reference rates that are not unilaterally determined by a financial institution, including the London Interbank Offered Rate, or LIBOR, or the rate agreed upon with international or national development banks or funds, for loans funded by or discounted with such banks or funds. For dollar-denominated loans, banks may choose either a fixed rate or any of the rates referred to in the prior sentence or the CCP-Dollars, as calculated and published in the Federal Official Gazette by the Mexican Central Bank.

On January 15, 2020, the Mexican Central Bank published Bulletin 1/2020, by means of which the Mexican Central Bank started publishing a new reference rate denominated “TIIE de Fondeo”, which is a 1-day reference rate. The rules also provide that only one reference rate can be used for each transaction and that no alternative reference rate is permitted, unless the selected reference rate is discontinued, in which event a substitute reference rate may be established. A rate, or the mechanism to determine a rate, may not be modified unilaterally by a bank. Rates must be calculated annually, based upon 360‑day periods.

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

To date, the Mexican Courts have not issued any judgment reducing the interest rates on loans charged by the Bank. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public. Although this precedent is not binding and has been subject to further judicial review, we do not expect to have to adjust our interest rates or reimburse our customers for this concept.

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

IPAB Law

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

IPAB has a governing Board of seven members: (i) the Minister of the SHCP, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of Mexico, with the approval of two-thirds of the Senate and, in their recesses, by the same proportion of members of the standing committee of the Congress.

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$21,204 as of December 31, 2019), per person per bank.

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

Law to Regulate Financial Groups

On January 10, 2014, the Mexican Law to Regulate Financial Groups (Ley para Regular Agrupaciones Financieras) was published in the Federal Official Gazette, abrogating the former Financial Groups Law, by virtue of which the controlling companies were authorized to indirectly hold shares in financial institutions belonging to a financial group, as well as in other entities allowed in such law. The purpose of the controlling companies of financial groups is generally restricted to holding the shares representing the capital stock of the entities of the group. The Law to Regulate Financial Groups allows the companies controlled by the controlling company to: (i) jointly act before the public, offer services that are supplemental to the services provided by the other and identify themselves as part of the same group, (ii) maintain common files, for anti-money laundering purposes, that may be used by all entities part of the financial group, (iii) use similar corporate names (except for fintech companies), and (iv) conduct their activities in the offices and branches of other entities part of the same group. In addition, the Financial Groups Law requires that each financial services holding company enters into an agreement (convenio único de responsabilidades) with each of its financial services subsidiaries pursuant to which the holding company agrees to be secondarily liable and without limitation for the satisfaction of the obligations incurred by its subsidiaries and to be fully liable for certain losses of its subsidiaries, up to the total amount of the holding company’s assets. In the event that the assets of the financial services holding company are insufficient to cover the losses of its subsidiaries, the financial services holding company must first cover the liabilities of the banking institutions that are part of the group and, subsequently, the liabilities of any other entities that form the group, which will be prorated. For such purposes, a subsidiary is deemed to have losses if its assets are insufficient to cover its payment obligations. The subsidiaries will never be held liable for the losses of their holding company or for the losses of the other subsidiaries of the group.

Furthermore, on March 9, 2018, the Law to Regulate Financial Groups was modified in order to include fintech companies in financial groups, provided, however, that such companies may not use denominations or names similar to those used by the other financial institutions, even if part of the same financial group.

In compliance with the Law to Regulate Financial Groups, and particularly with respect to the single liability agreement, Grupo Financiero Santander México, S.A. de C.V. is liable, on a subsidiary basis and without limitation, for complying with the obligations of the financial institutions that are part of Grupo Financiero Santander México, corresponding to the activities that, in accordance with the applicable provisions, are specific to each one of them, even with respect to those contracted by these financial institutions prior to their integration into Grupo Financiero Santander México.

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

CONDUSEF (i) is entitled to initiate class actions against Mexican financial institutions, in connection with events affecting groups of users of financial services, (ii) shall maintain a Bureau of Financial Entities (Buró de Entidades Financeras), which is to set forth any and all information deemed material for users of financial services, (iii) is empowered to order amendments to any of the standard form commercial banking documentation (such as account and loan agreements) used by financial institutions, if it considers provisions thereof as detrimental to users, (iv) is permitted to issue resolutions as part of arbitration proceedings, for the benefit of issuers, that would permit users to attach assets of a financial institution prior to the completion of arbitration proceedings, and (v) is given broader authority to fine financial institutions, if any such financial institution does not comply with an order issued by CONDUSEF.

Banco Santander México and its subsidiaries may be required to provide reserves against contingencies which could arise from proceedings pending before CONDUSEF. The Bank may also be subject to recommendations by CONDUSEF regarding our standard agreements or information used to provide our services. Our financial subsidiaries may be subject to coercive measures or sanctions imposed by CONDUSEF. The Bank is not the subject of any material proceedings before CONDUSEF. Regarding ordinary inspection visits, CONDUSEF may issue official notices containing observations and recommendations detected during the visits. If the observations are not remedied, CONDUSEF orders Mandatory Compliance Programs, and if applicable, penalties.

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

Law on the Regulation of Financial Technology Institutions

On March 9, 2018, the FinTech Law was published in the Federal Official Gazette. Its main purpose is to regulate financial services provided by Collective Financing (Crowdfunding) Institutions and Electronic Payment Institutions (jointly the "Financial Technology Institutions"), two types of entities which were created by the law. The CNBV is the authority responsible for granting authorizations and supervising their organization and operation. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. In addition, the FinTech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the FinTech institutions can only operate with digital assets approved by the Mexican Central Bank. It also provides for the creation of the Inter-institutional Committee, which will be responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the FinTech Law. The Committee will also serve as the examining body of the CNBV and will be composed of public servants of the SHCP, the Mexican Central Bank and the CNBV.

Additionally, on September 10, 2018, the regulation under the Fintech Law was published in the Federal Official Gazette with the general dispositions issued under Article 58 of the Fintech Law.

Insurance and Bonding Institutions Law

The Mexican insurance system is governed by the Insurance and Bonding Institutions Law (Ley de Instituciones de Seguros y Fianzas), the Insurance Contract Law (Ley Sobre el Contrato de Seguro) and other regulatory provisions issued by the SHCP and the CNSF. Insurance and bonding companies require the authorization of the Mexican government, through CNSF, for their incorporation and acting as such. The authorizations granted by the CNSF shall include the specific sector in which the insurance or bonding company will conduct business, including life, health care, property and casualty, civil and professional liability, among others. The CNSF may also grant authorization to perform reinsurance and co-insurance activities. Insurance companies are subject to stringent capital adequacy and investment rules, compliance with which is verified by the CNSF. These rules determine the type of assets into which insurance companies may invest, as well as the minimum amount of capital required to be maintained by such entities. Also, insurance companies are required to maintain technical reserves as protection against risks, which help such entities to maintain adequate liquidity levels.

The regulation and surveillance powers of the CNSF grant this entity the authority to verify compliance with the various financial and technical actuarial regulations, as well as with other corporate governance principles.

Retirement Savings System Law

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

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform. In May 2018 the United States Congress passed, and President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) which, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") retains the right to apply enhanced prudential standards to FBOs with greater than U.S.$100 billion in global total consolidated assets, such as Banco Santander.

In October 2019, the federal banking agencies issued final rules that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander. As a result, Banco Santander is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

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

As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule.  These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Banco Santander México will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In early 2020, the five federal agencies proposed additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds.  Banco Santander Parent will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Banco Santander México, as necessary.

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

The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)

Santander U.K. holds accounts for two customers, with the first customer holding one Savings Account and one Current Account, and the second customer holding one Savings Account. Both customers, who are resident in the U.K., are currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander Parent.

(b)

During the period covered by this annual report, Santander U.K. held one savings account with a balance of Pound Sterling (£) 1.24, and one current account with a balance of £1,884.53 for another customer resident in the U.K. who is currently designated by the United States under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander U.K. determined to put a block on these accounts, and the accounts were subsequently closed on January 14, 2019. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander Parent.

(c)

Santander U.K. holds two frozen current accounts for two U.K. nationals who are designated by the United States under the SDGT sanctions programme. The accounts held by each customer have been frozen since their designation and have remained frozen through 2019. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander U.K. Collections and Recoveries area. No revenues or profits were generated by Santander U.K. on these accounts in the year ended December 31, 2019.

(d)

The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

(e)

During the period covered by this annual report, Banco Santander Brasil, S.A. (Santander Brasil) held one current account with a balance of Brazilian Real (R)$100.0 for a customer resident in Brazil who is currently designated by the United States under the SDGT sanctions program. The customer relationship pre-dates the designation of the customer under these sanctions. Santander Brasil determined to terminate the account even prior to the customer being formally designated under the SDGT sanctions program on September 10, 2019, and the account was subsequently closed on October 9, 2019. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander Parent.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2019, which were negligible relative to the overall revenues and profits of Banco Santander Parent. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

As a result of the Merger, Grupo Financiero Santander México, S.A. de C.V., our holding company, directly owns 74.96% of our capital stock. Banco Santander Parent owns 100% of the capital stock of Grupo Financiero Santander México S.A. de C.V.

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent directly owns 16.69% of our Series B shares, in the aggregate owns 91.65% of our share capital and is our controlling shareholder.

The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2019, based on publicly available annual reports.  As of December 31, 2019, the Santander Group had 13,217 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders. For more information on Banco Santander Parent, please see “Item 4.  Information on the Company—B.  Business Overview.”

The following chart presents our corporate structure as of December 31, 2019.

* IFRS at December 31, 2019	* IFRS at December 31, 2019	* IFRS at December 31, 2019
Total assets: Ps.81,263 million (5.54% of total) Net income: Ps.4,355 million (21.37% of total) Total equity: Ps.21,286 million (15.79% of total)	Total assets: Ps.66,026 million (4.50% of total) Net income: Ps.668 million (3.28% of total) Total equity: Ps.8,584 million (6.37% of total)	Total assets: Ps.515 million (0.04% of total) Net loss: Ps.184 million (0.90% of total) Total equity: Ps.201 million (0.15% of total)

* These figures include our principal subsidiaries. All of our subsidiaries are incorporated in Mexico.

On October 28, 2019, Santander México obtained authorization from the Executive Commission of Banco Santander Parent to carry out a merger through absorption between Banco Santander México and Santander Vivienda, with the former being the surviving entity and the latter being the merged entity. On October 31, 2019, the Board of Directors of Grupo Financiero Santander México, Banco Santander México and Santander Vivienda agreed to call an the Extraordinary Shareholders Meeting to approve the merger. Once we have received approval from the CNBV, we will set the date for the Extraordinary Shareholders Meeting, which we expect to occur sometime in the first half of 2020.

D.  Property, Plants and Equipment

We are domiciled in Mexico City and own our principal executive offices, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico.

We also own two other buildings in Querétaro and rent 141 other buildings for central offices. We also own four branches’ buildings: Martinica located in León, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Querétaro. The branches operated at rented locations have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2019	Number
Central Offices
Owned	3
Rented	141
Total	144
Branches
Owned	4
Rented(1)	1,370
Total	1,374
SME Center
Owned	—
Rented	28
Total	28
Other Property(2)
Owned	—
Rented(2)	1,346
Total	1,346

(1)	Includes 71 branches under bailment (comodato).
(2)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see Note 14 to our audited financial statements included elsewhere in this Report.

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

In 2018, the Mexican economy again grew at an annual GDP growth rate of 2.1%, supported by resilient domestic consumption, a strong labor market, a dynamic exporting sector, and manufacturing growth in the U.S. During this period, the peso showed significant volatility but appreciated 0.05% against the U.S. dollar, in a context of highly volatile financial markets around the world and uncertainties about the economic policies to be followed by the incoming Mexican government. Inflation decreased to 4.8%, but remained above the 3% +/- 1% Mexican Central Bank range due to continued increases in fuel prices and the volatility of the peso. In response, monetary policy increased the target rate by 100 basis points.

Throughout recent years, the Mexican economy has grown at moderate but stable rates, despite a highly complex external environment. However, during 2019, the first year of the Andrés Manuel López Obrador Administration, economic activity in Mexico observed a generalized slowdown, resulting in a stagnant economy with a -0.1% growth rate. During 2019 all engines of growth (consumption, investment, public expenditure and productivity) decelerated due to both domestic factors including the halt in the construction of Mexico City’s new international airport, a slowdown in public expenditure, uncertainty regarding energy sector policies, among others, and external factors, including trade and geopolitical tensions, uncertainty around the USMCA ratification, among others. Due to the slowdown in economic activity, a decrease in inflation and the Federal Reserve’s monetary stance, during 2019 the Mexican Central Bank decreased the target interest rate by 100 basis points to a level of 7.25%. During this period, the peso showed significant volatility in a context of highly volatile financial markets around the world; however, it appreciated 4.02% against the U.S. dollar as of the end of the year.

Effects of Changes in Interest Rates

Late in 2015, after a long period of loose monetary policy, the U.S. Federal Reserve increased the fed funds rate by 25 basis points. In response, the Mexican Central Bank increased the target rate by 25 basis points (leaving the rate at 3.25%). During 2016, the Mexican Central Bank increased the target rate by 250 basis points closing the year at a level of 5.75%. During 2017, the Mexican Central Bank increased the target rate by 150 basis points closing at a level of 7.25%. In 2018, the Mexican Central Bank increased rates again by 100 points closing at a level of 8.25%. In 2019, the Mexican Central Bank decreased rates by 100 points, closing at a level of 7.25%

Interest rates affect both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio strategies (which are comprised mainly by Mexican sovereign bonds, in addition to interest rate swaps) are designed to protect our Net Interest Margin sensitivity against changes in the interest rates. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been below 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

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

When there is no market price available for an identical instrument, we measure fair value on the basis of other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.c to our audited financial statements included elsewhere in this Report.

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

We are required to disclose the valuation methods used to determine fair value measurements. Specifically, segmentation is required between those valued using quoted market prices in an active market (Level 1), valuation techniques based on observable inputs (Level 2) and valuation techniques using significant unobservable inputs (Level 3). Significant unobservable inputs are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such inputs are developed using the best information available about assumptions that market participants would use when pricing the asset or liability. Such disclosure is provided in Note 2.d.iii (for financial assets and liabilities at fair value) and Note 45.d (for financial assets at amortized cost) to our audited financial statements included elsewhere in this Report.

Allowance for impairment losses and provisions for off-balance sheet risk

From January 1, 2018, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied under IFRS 9 depends on whether there has been a significant increase in credit risk. The Bank considers whether a financial asset has experienced a significant increase in credit risk, since initial recognition, by taking into account different quantitative, qualitative and backstop criteria.

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

Deferred tax assets

As further described in Note 2.w to our audited financial statements included elsewhere in this Report, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is recovered or the liability is settled.

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

Lease term and discount rate for leases

In determining the lease term to calculate the lease liability according to IFRS 16, the Bank considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Additionally, the Bank takes into account certain factors as the economic sector, geographical area or credit rating to obtain the credit spread under a Cross Section methodology to calculate the incremental borrowing rate used also to calculate the lease liability. Further details about our accounting for leases are included in Notes 2.l and 15 to our audited financial statements included elsewhere in this Report

Application of New and Revised IFRS

In 2019, we applied new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2019. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements.

On January 1, 2019, we adopted IFRS 16. The effects of adopting this standard are discussed in Notes 1.b, 2.h, 2.l and 15 to our audited financial statements included elsewhere in this Report.

A.  Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

In this section, we discuss the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018. For a discussion of the results of our operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” and “Item 5. – A. Operating Results – Results of Operations by Segment for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” in our Annual Report on Form 20-F for the year ended December 31, 2018, which are included in our Annual Report on Form 20-F for the year ended December 31, 2018.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents our consolidated results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

	For the year ended December 31,
	2018		2019		2019		2019/2018
					(Millions of U.S.
	(Millions of pesos)				dollars)(1)		(% Change)
Interest income	Ps.	99,537	Ps.	108,846	U.S.$	5,770	9.35%
Interest income from financial assets at fair value through profit or loss		14,049		15,384		816	9.50%
Interest expenses and similar charges		(51,589)		(58,074)		(3,079)	12.57%
Net Interest Income		61,997		66,156		3,507	6.71%
Dividend income		210		235		12	11.90%
Fee and commission income (net)		15,722		16,424		871	4.47%
Gains/(losses) on financial assets and liabilities (net)		1,484		2,854		151	92.32%
Exchange differences (net)		—		—		—	—
Other operating income		748		1,553		82	107.62%
Other operating expenses		(4,393)		(5,145)		(273)	17.12%
Total Income		75,768		82,077		4,350	8.33%
Administrative expenses		(28,649)		(29,258)		(1,551)	2.13%
Personnel expenses		(14,354)		(15,428)		(818)	7.48%
Other general administrative expenses		(14,295)		(13,830)		(733)	(3.25)%
Depreciation and amortization		(2,973)		(5,222)		(277)	75.65%
Impairment losses on financial assets not at fair value through profit or loss (net):		(18,810)		(19,220)		(1,019)	2.18%
Loans and receivables		—		—		—	—
Financial assets at amortized cost		(18,806)		(19,220)		(1,019)	2.20%
Financial assets at fair value through other comprehensive income		(4)		—		—	(100.00)%
Impairment losses on other assets (net)		(5)		(370)		(20)	7300.00%
Non-current assets held for sale		(5)		(370)		(20)	7300.00%
Provisions (net)(2)		(562)		(775)		(40)	37.90%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		7		16		1	128.57%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		38		42		2	10.53%
Operating Profit Before Tax		24,814		27,290		1,446	9.98%
Income tax		(5,458)		(6,909)		(366)	26.58%
Profit for the year	Ps.	19,356	Ps.	20,381	U.S.$	1,080	5.30%
Profit attributable to the Parent		19,353		20,381		1,080	5.31%
Profit attributable to non-controlling interests		3		—		—	(100.00)%

(1)

Results for the year ended December 31, 2019 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.18.8642 per U.S.$1.00 as calculated on December 31, 2019 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2020 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

(2)	Mainly provisions for off-balance sheet risk and tax and legal matters.

Summary

In 2019 net profit amounted to Ps.20,381 million, representing a 5.30% or Ps.1,025 million increase over the Ps.19,356 million generated in 2018.

This result reflects mainly:

·	a Ps.4,159 million, or 6.71%, increase in net interest income mainly due to steady growth in retail loans;
·

a Ps.1,370 million, or 92.32%, increase in gains on financial assets and liabilities (net), the main drivers of improved market activity that drove higher client flows were a downward trend of interest rates and an appreciating currency;

·	a Ps.702 million, or 4.47%, increase in income from fees and commissions (net) mainly resulting from increases in debit and credit card usage and insurance fees; and
·	a Ps.53 million, or 1.45%, increase in other operating income (net).

These positive results were partially offset by:

·	a Ps.2,249 million, or 75.65%, increase in depreciation and amortization due to costs related to the investment plan to enhance the Bank’s operating infrastructure and drive digitalization;
·	a Ps.1,451 million, or 26.58%, increase in income tax that resulted in an effective tax rate of 25.32% in the year as compared to that of 22.00% in 2018;
·

a Ps.609 million, or 2.13%, increase in administrative expenses, due primarily to an increase in administrative services expenses, as well as to increases in wages and salaries, surveillance and cash courier services, taxes other than income tax, maintenance, conservation and repair and advertising and communication expenses, which were partly offset by decreases in information technology and system expenses, other expenses, rents, stationery and supplies expenses, credit card expenses and travel costs;

·

a Ps.410 million, or 2.18%, increase in impairment losses on financial assets (net), principally due to an increase in the impairment losses in our commercial, financial and industrial loan portfolio; and

·

a Ps.213 million, or 37.90%, increase in provisions (net) due to increased requirements for provisions  for off-balance sheet risk and legal contingencies and higher provisions for pensions and similar obligations, partly offset by a decrease in provisions for tax contingencies.

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.100,781 million, or 81.12%, of our total interest in 2019, with the remaining interest income of Ps.23,449 million consisting of interest from investments in debt instruments, income from hedging operations, cash and balances with the Mexican Central Bank and other interest income. Interest income increased by Ps.10,644 million, or 9.37%, in 2019 compared to that of 2018.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2019, interest expense on customer deposits was Ps.35,036 million, representing 60.33% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements related to Mexican government securities with non-financial institution customers amounted to Ps.17,033 million, Ps.12,260 million and Ps.5,743 million, respectively, in 2019, representing 29.33%, 21.11% and 9.89% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.9,041 million, representing 15.57% of our total interest expense in 2019, while interest expense on subordinated debentures was Ps.1,597 million, representing 2.75% of our total interest expense in 2019. Finally, interest expense on other liabilities, marketable debt securities and other financial liabilities, other interest expenses and expenses on hedging operations were Ps.6,365 million, Ps.5,398 million, Ps.415 million and Ps.222 million, respectively and represented 10.96%, 9.30%, 0.71% and 0.38%, of our total interest expense, respectively, in 2019. Interest expenses and similar charges increased by Ps.6,485 million, or 12.57%, in 2019 compared to that of 2018.

Our net interest income in 2019 was Ps.66,156 million, a Ps.4,159 million, or 6.71% increase from Ps.61,997 million in 2018. This growth was mainly due to a higher average interest rate of 10.47% in 2019 as compared to 10.14% in 2018, combined with an increase of 5.96% in average total interest-earning assets. This increase was partly offset by an increase in our interest expenses, mainly due to higher interest paid on customer deposits. We continue attracting individual deposits, reflecting our focus on driving profitability across the deposit base.

The following table sets forth the components of our interest income and interest expenses and similar charges, for 2018 and 2019.

	For the year ended December 31,
	2018		2019		2018/2019
	(Millions of pesos)				(% Change)
Interest income
Cash and balances with the Mexican Central Bank	Ps.	2,361	Ps.	2,456	4.02%
Loans and advances to credit institutions		8,160		9,145	12.07%
Loans and advances to customers—excluding credit cards		67,971		75,820	11.55%
Loans and advances to customers—credit cards		14,523		15,816	8.90%
Debt instruments		17,590		17,261	(1.87%)
Income from hedging operations		2,858		3,541	23.90%
Other interest income		123		191	55.28%
Total	Ps.	113,586	Ps.	124,230	9.37%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(7,420)	Ps.	(9,041)	21.85%
Customer deposits—Demand accounts		(10,330)		(12,260)	18.68%
Customer deposits—Time deposits		(14,943)		(17,033)	13.99%
Customer deposits—Repurchase agreements		(6,640)		(5,743)	(13.51%)
Subordinated debentures		(1,610)		(1,597)	(0.81%)
Marketable debt securities and other financial liabilities		(4,244)		(5,398)	27.19%
Other liabilities		(5,931)		(6,365)	7.32%
Expenses from hedging operations		(108)		(222)	105.56%
Other interest expenses		(363)		(415)	14.33%
Total	Ps.	(51,589)	Ps.	(58,074)	12.57%
Net interest income	Ps.	61,997	Ps.	66,156	6.71%

The following table sets forth the components of our average loans and advances to customers for 2018 and 2019.

	As of December 31,
	2018		2019		2018/2019
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	413,776	Ps.	454,548	9.85%
Mortgage		134,320		144,792	7.80%
Installment loans to individuals		107,776		113,684	5.48%
Revolving consumer credit card loans		54,690		57,538	5.21%
Non-revolving consumer loans		53,086		56,146	5.76%
Total	Ps.	655,872	Ps.	713,024	8.71%

In 2019, average total interest-earning assets amounted to Ps.1,187,076 million, representing a 5.96%, or Ps.66,753 million increase from Ps.1,120,323 million in 2018. This growth was mainly due to: (i) an increase in the average volume of loans and advances to customers excluding credit cards of 9.03%, or Ps.54,304 million, which went from Ps.601,182 million in 2018 to Ps.655,486 million in 2019; (ii) an increase in the average volume of loans and advances to credit institutions of 7.60%, or Ps.11,918 million, which went from Ps.156,851 million in 2018 to Ps.168,769 million in 2019; and (iii) an increase in the average volume of loans and advances to credit card customers of 5.21%, or Ps.2,848 million, which went from Ps.54,690 million in 2018 to Ps.57,538 million in 2019. These increases were partially offset by a decrease in the average balance of debt instruments of 0.75%, or Ps.2,094 million, which went from Ps.277,385 million in 2018 to Ps.275,291 million in 2019 and a decrease in the average volume of cash and balances with the Mexican Central Bank of 0.74%, or Ps.223 million, which went from Ps.30,215 million in 2018 to Ps.29,992 million in 2019.

Interest income from interest-earning assets improved by Ps.10,644 million, or 9.37%, from Ps.113,586 million in 2018 to Ps.124,230 million in 2019, due primarily to an increase of Ps.66,753 million, or 5.96% in the average total interest-earning assets, followed by an expansion in the average interest rate, which increased 33 basis points from 10.14% in 2018 to 10.47% in 2019, driven by our performance in the loan portfolio, with commercial, financial and industrial loans outpacing the rest of the segments. The increase in interest income on loans and advances to customers excluding credit card loans was driven primarily by a Ps.54,304 million, or 9.03% increase in average volume in 2019 compared to 2018 combined with an expansion of 26 basis points in the average interest rate and which was comprised of: (i) a Ps.40,772 million, or 9.85% increase in average volume of our commercial, financial and industrial loans and an increase in the average interest rate of 28 basis points, (ii) a Ps.10,472 million, or 7.80% increase in the average volume of our mortgage loan portfolio and an increase in the average interest rate of 7 basis points, and (iii) a Ps.3,060 million, or 5.76% increase in the average volume of our non-revolving consumer loan portfolio and an increase in the average interest rate of 104 basis points. Our mortgage loan portfolio continues to be affected by the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively, but continues expanding at a solid rate, supported by the positive performance of our “Hipoteca Plus” product, accounting for 77% of total mortgage origination in the year. Additionally, the increase in the interest income on our revolving consumer credit card loan portfolio was mainly driven by a Ps.2,848 million increase in the average volume of the credit card loan portfolio and an expansion in the average interest rate of 93 basis points, supported by more credit card usage where we continue to see a change in the mix of our credit card loan portfolio composition as more customers pay their outstanding balances in full and do not, as a result, contribute to our interest income. We registered sustained loan growth in 2019, supported by a solid performance in our individual customer loan portfolio, particularly mortgages, credit cards and payroll loans as well as selective loans to corporates and government entities, prioritizing profitability.

We have completed a three-year investment program that was focused on (i) being the primary bank for a growing number of loyal and digital customers, (ii) ongoing enhancements to our product offering, and (iii) the optimization of processes using the latest technologies. The investment program helped us build a stronger franchise as it targeted three keys groups of initiatives: (i) transforming our distribution network and upgrading our technology, (ii) strengthening customer acquisition and loyalty, and (iii) developing new market segments, mainly financial inclusion and auto financing. In the consumer segment, our strategy continued to focus on payroll loans over unsecured personal loans by leveraging our strong position in the corporate, middle-market and SME segments. We also continued with our strategy of cross selling products to our payroll and Hipoteca Plus customers, which have helped us achieve a solid performance in retail lending. Finally, in the commercial segment, we continue to consolidate our leading positions in key segments in Mexico, such as SMEs and middle-market, while we aim to become one of the top three players in corporate and investment banking in the country. Our strategy for the coming years remains focused on these key goals.

Average interest rates on interest-earning assets increased by 33 basis points, from 10.14% in 2018 to 10.47% in 2019, which was mainly due to: (i) a 93 basis points increase in the average interest rate on credit card loans from 26.56% in 2018 to 27.49% in 2019, due to our strategy of rebalancing the portfolio toward a more profitable product mix, which we achieved by cross-selling credit cards to our payroll and Hipoteca Plus customers, while also supporting healthy asset quality and good levels of profitability, (ii) a 26 basis points increase in the average interest rate on loans and advances to customers excluding credit card loans, and (iii) a 22 basis points increase in the average interest rate on loans and advances to credit institutions.

Average volume of commercial, financial and industrial loans increased by Ps.40,882 million, from Ps.413,776 million in 2018 to Ps.454,658 million in 2019. This increase was mainly driven by: (i) a Ps.22,258 million increase in the average volume of repurchase agreements, (ii)  a Ps.10,030 million, or 8.47% increase in the average volume of loans to our Corporate and Investment Banking clients, (iii) a Ps.3,905 million, or 10.69% increase in the average volume of loans and advances to credit institutions, (iv) a Ps.2,562 million, or 3.47% increase in the average volume of loans to SMEs, and (v) a Ps.2,248 million, or 1.24% increase in the average volume of loans to middle-market corporations.

The increase in the average volume of loans to Mexican governmental institutions resulted principally from prioritizing loans to certain states that bring along their payrolls, providing future cross-selling opportunities, while we continued with our prudent and disciplined approach to pricing.

Finally, the decrease in the SME average loan volume resulted from soft dynamics in the economy and weak loan demand. In June 2019, we launched “Comercio Plus”, a new electronic banking service which offers cashbacks and pre-approved credit lines. In agriculture, there have been some developments that have helped us place agricultural loans for SMEs along with other products such as insurance. In order to increase our value proposition, we formed a commercial alliance with CONTPAQi, a leading company in accounting software for SMEs. Through this alliance we aim to develop financial products that meet SMEs’ specific needs and to offer credit based on their transactional information. In addition, we continued developing effective commercial initiatives targeted to expand our SME client base towards larger SMEs as we take advantage of guarantees granted by NAFIN, a Mexican government bank. As of December end 2019, over 60% of our SME loan portfolio was backed by a NAFIN guarantee.

As mentioned above, we registered sustained loan growth in 2019, supported by a solid performance in our individual customer loan portfolio, particularly mortgages, credit cards and payroll loans, as well as selective loans to corporates and government entities, while prioritizing profitability. This resulted in a 28 basis points increase in the average interest rate from loans to commercial, financial and industrial clients, from 9.93% in 2018 to 10.21% in 2019 and is broken down as follows: (i) average interest rate from loans to middle-market corporations increased by 120 basis points, from 9.65% in 2018 to 10.85% in 2019, (ii) average interest rate from loans to SMEs increased by 32 basis points, from 15.08% in 2018 to 15.40% in 2019, (iii) average interest rate from loans to institutions increased by 19 basis points, from 8.96% in 2018 to 9.16% in 2019. These increases were partially offset by a 82 basis points decrease in the average interest rate from loans to the Corporate and Investment Banking segment, from 7.47% in 2018 to 6.65% in 2019.

Interest income from repurchase agreements increased by Ps.2,629 million, from Ps.518 million in 2018 to Ps.3,147 million in 2019, due to the combined effect of an increase of 18 basis points in the average interest rate, and an increase of Ps.22,258 million in the average balance of our trading portfolio, from Ps.4,465 million in 2018 to Ps.26,723 million in 2019, mainly resulting from improved market activity.

Interest income from debt instruments decreased by Ps.329 million, from Ps.17,590 million in 2018 to Ps.17,261 million in 2019, or 1.87%, mainly explained by: (i) a Ps.2,094 million, or 0.75%, decrease in the average balance of the portfolio, from Ps.277,385 million in 2018 to Ps.275,291 million in 2019, and (ii) a 7 basis points decrease in the average interest rate.

Average total interest-bearing liabilities in 2019 were Ps.1,056,356 million, a Ps.64,551 million, or 6.51% increase from Ps.991,805 million in 2018. Interest expenses and similar charges increased by Ps.6,485 million, or 12.57%, from Ps.51,589 million in 2018 to Ps.58,074 million in 2019. The main drivers of this increase were: (i) an increase of Ps.2,090, or 13.99% million in interest expense on time deposits, due mainly to an increase in the average balance of Ps.642 million, or 0.25%, together with increase of 80 basis points in the average interest rate, from 5.83% in 2018 to 6.63% in 2019, due to higher average interest rates, (ii) an increase of Ps.1,930 million, or 18.68% in interest expense on demand deposits, due primarily to an increase in the average balance of Ps.34,813 million, together with an increase of 24 basis points in the average interest rate, from 2.69% in 2018 to 2.93% in 2019, (iii) an increase of Ps.1,621 million, or 21.85% in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to an increase of Ps.19,258 million in the average balance, and an increase of 14 basis points in the average interest rate paid, from 7.55% in 2018 to 7.69% in 2019, (iv) an increase of Ps.1,154 million, or 27.19% in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average balance of Ps.12,404 million, together with an increase in the average interest rate of 43 basis points from 6.68% in 2018 to 7.11% in 2019, and (v) an increase of Ps.434 million, or 7.32% in interest expense on other liabilities, due primarily to an increase in the average balance of Ps.7,238 million, combined with a decrease in the average interest rate of 14 basis points from 7.67% in 2018 to 7.53% in 2019. These increases were partially offset by a decrease of Ps.897 million, or 13.51% in interest expense on repurchase agreements, due primarily to a decrease in the average balance of Ps.9,637 million, together with a decrease in the average interest rate of 21 basis points, from 7.59% in 2018, to 7.37% in 2019. We continue with our strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits.

The positive effect of the increases in our average balance and interest income on interest-earning assets was partially offset by an increase in the average balance of our interest-bearing liabilities and an increase in the average interest rate on interest-bearing liabilities in 2019 compared to 2018. The combined effect of an increase of 33 basis points in the average yield on our interest earning-assets together with an increase of 30 basis points in the cost of our interest bearing liabilities resulted in an increase in the net interest spread of 3 basis points. Net interest income increased by Ps.4,159 million, or 6.71%, due mainly to the increase in the average volume of interest-earning assets of Ps.66,753 million with an average interest rate of 10.47%, whereas interest bearing liabilities increased by Ps.64,551 million with an average cost of 5.50%. The average cost of interest bearing-liabilities increased from 5.20% to 5.50%, mainly reflecting a higher interest rate environment, which resulted in higher interest paid on customer deposits, and which offset the shift in the deposit base mix towards retail deposits. During 2019, we saw a decrease in our demand accounts, due to a decrease in demand deposits from corporates, as a result of our strategy focusing on prioritizing individual deposits and foregoing certain expensive corporate deposits. The interest rate paid on time deposits, which accounted for 29.33% of interest expense and similar charges, increased from 5.83% in 2018 to 6.63% in 2019, while the interest rate paid on demand deposits, which accounted for 21.11% of interest expense and similar charges, increased from 2.69% in 2018 to 2.93% in 2019. Additionally, the interest rate on deposits from Mexican Central Bank and credit institutions, which accounted for 15.57% of interest expense and similar charges, increased from 7.55% in 2018 to 7.69% in 2019.

For additional information on interest income and interest expenses and similar charges, see Notes 33, 34 and 35 to our audited financial statements included elsewhere in this Report.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit card purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2019 amounted to Ps.16,424 million, which represented a 4.47%, or Ps.702 million increase from Ps.15,722 million in 2018. The following table presents a breakdown, by product, of our fee and commission income and expense for 2018 and 2019.

	For the Year Ended December 31,
	2018		2019		2018/2019
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	1,217	Ps.	1,438	18.16%
Credit and debit cards		7,398		8,757	18.37%
Insurance		4,575		5,038	10.12%
Collection and payment services		2,832		2,923	3.21%
Investment funds management		1,569		1,568	(0.06%)
Foreign currency transactions		1,255		1,287	2.55%
Checks and others		240		243	1.25%
Capital markets and securities activities		738		558	(24.39%)
Administration and custody		368		347	(5.71%)
Financial advisory services		1,212		1,207	(0.41%)
Other fees and commissions		892		952	6.73%
Total	Ps.	22,296	Ps.	24,318	9.07%
Fee and commission expense
Credit and debit cards	Ps.	(3,680)	Ps.	(4,095)	11.28%
Fund management		(1)		(1)	0.00%
Checks and others		(26)		(31)	19.23%
Capital markets and securities activities		(189)		(238)	25.93%
Collections and transactional services		(287)		(312)	8.71%
Other fees and commissions		(2,378)		(3,211)	34.97%
Financial advisory services		(13)		(6)	(50.00%)
Total	Ps.	(6,574)	Ps.	(7,894)	20.08%
Net fee and commission income	Ps.	15,722	Ps.	16,424	4.47%

Fee and commission income amounted to Ps.24,318 million in 2019, representing a 9.07%, or Ps.2,022 million increase from Ps.22,296 million in 2018, mainly due to an increase in fees and commissions from: (i) credit and debit cards of Ps.1,359 million, or 18.37%, from Ps.7,398 million in 2018 to Ps.8,757 million in 2019, (ii) the sale of insurance products of Ps.463 million, or 10.12%, from Ps.4,575 million in 2018 to Ps.5,038 million in 2019, (iii) service charges on deposit accounts of Ps.221 million, or 18.16%, from Ps.1,217 million in 2018 to Ps.1,438 million in 2019, (iv) collection and payment services of Ps.91 million, or 3.21%, from Ps.2,832 million in 2018 to Ps. 2,923 million in 2019, and (v) other fees and commissions gain of Ps.60 million, or 6.73%, from Ps.892 million in 2018 to Ps.952 million in 2019. These increases were partly offset by a Ps.180 million, or 24.39% decrease in capital markets and securities activities.

Fee and commission expense amounted to Ps.7,894 million in 2019, representing a Ps.1,320 million or 20.08% million increase from Ps.6,574 million in 2018, mainly due to an increase in other fees and commissions paid of Ps.833 million, or 34.97%, compared with 2018, an increase in fees and commissions paid on credit and debit cards of Ps.415 million, or 11.28% and an increase in fees and commissions paid on capital markets and securities activities of Ps.49 million, or 25.93%. These increases were primarily due to higher expenses payed to third-party branches and costs associated with sustained credit and debit card usage levels.

Net fee and commission income amounted to Ps.16,424 million, representing a 4.47%, or Ps.702 million increase from Ps.15,722 million in 2018. The increase in net fees and commissions from credit and debit cards was driven by sustained usage levels and lower origination costs. Net fees and commissions from the sale of insurance products reflected our strong cross-selling opportunities among the Bank’s mortgage and payroll customers, along with the performance of the Bank’s digital car insurance platform.

For additional information on fee and commission income and fee and commission expenses, see Notes 37 and 38 to our audited financial statements included elsewhere in this Report.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities for 2018 and 2019.

	For the Year Ended December 31,
	2018		2019		2018/2019
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(1,157)	Ps.	(431)	(62.75%)
Debt instruments		(511)		1,183	(331.51%)
Interest rate derivatives		(646)		(1,614)	149.85%
Equity products		(72)		424	(688.89%)
Equity securities		35		(34)	(197.14%)
Equity derivatives		(107)		458	(528.04%)
Exchange rate products		2,790		2,948	5.66%
Foreign exchange securities		1,140		(432)	(137.89%)
Foreign exchange derivatives		1,650		3,380	104.85%
Commissions paid to brokers		(77)		(87)	12.99%
Total	Ps.	1,484	Ps.	2,854	92.32%

Gains on financial assets and liabilities (net) in 2019 amounted to Ps.2,854 million, an increase of Ps.1,370 million, or 92.32%, from a gain of Ps.1,484 million in 2018, mainly due to the market making activities of our Corporate and Investment Banking segment with clients, where gains increased by Ps.666 million in 2019 compared to 2018 and proprietary trading activities, where gains increased by Ps.14 million, or 13.08% in 2019 compared to 2018, mainly resulting from improved market activity that drove higher client flows. During 2019, the Mexican Central Bank made four interest rate cuts, considering the current low inflation levels. The interest rate benchmark was decreased by 100 basis points by the end of 2019.

The result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) A gain on interest rate products of Ps.726 million, from a loss of Ps.1,157 million in 2018 to a loss of Ps.431 million in 2019. This gain was mainly caused by an increase of Ps.1,694 million in debt instruments, from a loss of Ps.511 million in 2018 to a gain of Ps.1,183 million in 2019. This gain was partly offset by a Ps.968 million loss on interest rate derivatives, from a loss of Ps.646 million in 2018 to a loss of Ps.1,614 million in 2019, mainly resulting from losses on interest rate swaps, credit valuation adjustment (CVA) and cross-currency swaps;

(ii) An increase in equity products of Ps.496 million, from a loss of Ps.72 million in 2018, to a gain of Ps.424 million in 2019, mainly explained by a gain of Ps.458 million on equity derivatives, against a loss of Ps.107 million in 2018, which was partly offset by a Ps.34 million loss in equity securities in 2019, which compared to a Ps.35 million gain in 2018. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 41,640.27 at the end of December 2018 and 43,541.02 at the end of December 2019, representing an increase of 4.56%. None of our transactions in equity derivatives in 2018 or 2019 are related to proprietary trading; and

(iii) An increase in gains on exchange rate products of Ps.158 million, or 5.66%, from a gain of Ps.2,790 million in 2018 to a gain of Ps.2,948 million in 2019. Gains from foreign exchange derivatives increased by Ps.1,730 million, from Ps.1,650 million in 2018 to Ps.3,380 million in 2019 mainly due to an increase of

Ps.2,384 million in foreign exchange forwards, partly offset by a loss in foreign exchange options of Ps.879 million. Gains on foreign exchange positions decreased by Ps.1,572 million, from a gain of Ps.1,140 million in 2018 to a loss of Ps.432 million in 2019.

For additional information on gains/(losses) on financial assets and liabilities (net), see Note 39 to our audited financial statements included elsewhere in this Report.

Exchange Differences (Net)

Exchange differences (net) shows the gains or losses arising from the translation of monetary items in foreign currency to our functional currency, and result from changes in foreign exchange rates. During 2019, exchange differences (net) remained flat. Exchange differences (net) decreased Ps.6 million in 2018, from Ps.6 million in 2017.

For additional information on exchange differences (net), see Note 40 to our audited financial statements included elsewhere in this Report.

Other Operating Income (Net)

Other operating income increased by Ps.805 million, from Ps.748 million in 2018 to Ps.1,553 million in 2019.

Other operating expenses increased by Ps.752 million or 17.12%, from Ps.4,393 million in 2018 to Ps.5,145 million in 2019, mainly due to the increase of Ps.253 million, or 29.91%, in write-offs and bankruptcies, in particular as a result of higher cancellation of liabilities and reserves, and a Ps.219 million, or 6.99%, in IPAB contributions, from Ps.3,134 million in 2018 to Ps.3,353 million in 2019.

Other operating expense (net) decreased by Ps.53 million, or 1.45%, from Ps.3,645 million in 2018 to Ps.3,592 million in 2019 as a result of the foregoing.

For additional information on other operating income and other operating expenses, see Note 41 to our audited financial statements included elsewhere in this Report.

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

Administrative expenses increased by Ps.609 million, or 2.13%, from Ps.28,649 million in 2018 to Ps.29,258 million in 2019, due primarily to an increase in administrative services expenses, as well as to increases in wages and salaries, surveillance and cash courier services, taxes other than income tax, maintenance, conservation and repair and advertising and communication, which were partly offset by decreases in information technology and system expenses, other expenses, rents, stationery and supplies expenses, credit card expenses and travel costs.

The following table sets forth administrative expenses for 2018 and 2019, by type.

	For the Year Ended December 31,
	2018		2019		2018/2019
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(14,354)	Ps.	(15,428)	7.48%
Other general expenses		(14,295)		(13,830)	(3.25%)
Administrative services		(503)		(1,736)	245.13%
Taxes other than income tax		(1,820)		(2,037)	11.92%
Surveillance and cash courier services		(979)		(1,248)	27.48%
Advertising and communication		(890)		(965)	8.43%
Maintenance, conservation and repair		(646)		(738)	14.24%
Rents		(1,120)		(653)	(41.70%)
Information technology and systems		(4,820)		(3,851)	(20.10%)
Stationery and supplies		(227)		(150)	(33.92%)
Insurance premiums		(75)		(95)	26.67%
Credit cards		(267)		(209)	(21.72%)
Travel costs		(364)		(325)	(10.71%)
Operating costs		(535)		(540)	0.93%
Other		(2,049)		(1,283)	(37.38%)
Total administrative expenses	Ps.	(28,649)	Ps.	(29,258)	2.13%

Our personnel expenses increased by Ps.1,074, or 7.48%, from Ps.14,354 million in 2018 to Ps.15,428 in 2019, primarily because of a 6.44% period-over-period average headcount increase, together with an increase of 19.62% in other personnel expenses and an increase of 7.27% in salaries, partly offset by a decrease of 3.31% in bonuses. Other personnel expenses include personnel benefits such as medical expenses, social security and pension plans.

The increase in personnel expenses resulted from an increase of Ps.966 million, or 7.87%, in Retail Banking, from Ps.12,271 million in 2018 to Ps.13,237 million in 2019; an increase of Ps.89 million, or 50.57%, in our corporate activities; and an increase of Ps.17 million, or 0.89%, in our Corporate and Investment Banking segment, from Ps.1,908 million in 2018 to Ps.1,925 million in 2019. The increase in Retail Banking was due to an increase of Ps.664 million, or 22.36% in other personnel expenses, from Ps.2,969 million in 2018 to Ps.3,633 million in 2019 and an increase of Ps.468 million, or 7.47%, in salaries, from Ps.6,262 million in 2018 to Ps.6,730 million in 2019. These increases were partly offset by a decrease of Ps.166 million, or 5.46% in bonuses, from Ps.3,040 million in 2018 to Ps.2,874 million in 2019.

Other general expenses decreased by Ps.465 million, or 3.25%, from Ps.14,295 million in 2018 to Ps.13,830 million in 2019, mainly due to a decrease of Ps.969 million, or 20.10%, in information technology and system expenses. In addition, other expenses decreased by Ps.766 million, or 37.38%, rents decreased by Ps.467 million, or 41.70%, expenses related to stationery supplies decreased by Ps.77 million, or 33.92%, credit card expenses decreased by Ps.58 million, or 21.72% and expenses of travel costs decreased by Ps.39 million, or 10.71%. These decreases were partly offset by increases of Ps.1,233 million in administrative services, Ps.269 million, or 27.48% in expenses for surveillance and cash courier services, Ps.217 million, or 11.92% in taxes other than income tax, Ps.92 million, or 14.24% in maintenance, conservation and repair expenses and Ps.75 million, or 8.43% in advertising and communication expenses.

For additional information on personnel expenses and other general administrative expenses, see Notes 42 and 43 to our audited financial statements included elsewhere in this Report.

Impairment Losses on Financial Assets (Net)

Our impairment losses on financial assets (net) increased by Ps.410 million, or 2.18%, from Ps.18,810 million in 2018 to Ps.19,220 million in 2019, mainly reflecting an increase in impairment losses on financial assets of: (i) Ps.495 million in our commercial, financial and industrial loan portfolio, (ii) Ps.221 million in our non-revolving consumer loan portfolio, and (iii) Ps.205 million on expenses paid to recovery agencies. These increases were partly offset by decreases of: (i) Ps.455 million in our mortgage portfolio, and (ii) Ps.52 million in our revolving consumer credit card loan portfolio. The increase in impairment losses in our commercial, financial and industrial loan portfolio was mostly due to higher provisions in the SME loans, reflecting soft dynamics in the economy and weak loan demand, combined with a lower base effect during 2018 as a result of methodology changes according to IFRS 9 in this portfolio, partly offset by the reversal of provisions in connection with corporate loans in the energy and petrochemical industries; while impairment losses in our installment loans to individuals portfolio were mainly due the growth of our non-revolving consumer loan portfolio, specially payroll loans, in line with our strategy and our prudent approach to risk management. The decrease in impairment losses in our mortgage portfolio in 2019 is mainly a result of higher impairment losses during 2018 because we made provisions for non-performing loans (run-off and floating-rate loans) which were sold in the first quarter of 2019.

For additional information on impairment losses on financial assets, see Note 11 to our audited financial statements included elsewhere in this Report.

Non-performing loans totaled Ps.17,952 million as of December 31, 2019, a decrease of Ps.477 million, or 2.59%, as compared to Ps.18,429 million as of December 31, 2018, due to the decrease of non-performing loans in our commercial, financial and industrial loan portfolio of Ps.724 million, or 11.07%, which was partly offset by increases in non-performing loans in our non-revolving consumer loan portfolio, our mortgage loan portfolio and our revolving consumer credit card loan portfolio of Ps.191 million, Ps.54 million and Ps.2 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 2.67% as of December 31, 2018 to 2.48% as of December 31, 2019.

The decrease in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to a decrease in non-performing loans relating to the aforementioned project finance corporate loan. This resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 1.53% as of December 31, 2019, that decreased from the 1.76% reported as of December 31, 2018.

The non-performing loan ratio in our consumer loan portfolio stood at 3.17% as of December 31, 2019, which compares with the 3.17% reported as of December 31, 2018, mainly due to our prudent risk management and continuous focus on loan portfolio origination.

Finally, the non-performing loan ratio in our mortgage loan portfolio for 2019 stood at 5.38% down from 5.73% in 2018, caused mainly by the sale of non-performing mortgages explained above.

The following table shows the ratio of our credit-impaired loans to total computable credit risk and our coverage ratio as of December 31, 2018 and 2019.

	As of December 31,
	2018		2019
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	783,326	Ps.	804,684
Non-performing loans(4)		18,429		17,952
Written-off loans		19,678		21,154
Allowance for impairment losses(5)		21,516		21,970
Ratios
Non-performing loans to computable credit risk		2.35%		2.23%
Non-performing loans coverage ratio(2)		116.75%		122.38%
Written-off loans coverage ratio(3)		2.51%		2.63%

(1)

Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.724,516 million and guarantees and documentary credits amounting to Ps.80,168 million. When guarantees or documentary credits are contracted, we recognized them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.
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

The following table shows our non-performing loans by type of loan as of December 31, 2018 and 2019:

	As of December 31,
	2018		2019(1)		2018/2019
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	6,538	Ps.	5,815	(11.06%)
Mortgage		8,345		8,399	0.65%
Installment loans to individuals		3,546		3,739	5.44%
Revolving consumer credit card loans		1,716		1,717	0.06%
Non-revolving consumer loans		1,830		2,021	10.44%
Total	Ps.	18,429	Ps.	17,952	(2.59%)

(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio increased by 10.80% to Ps.5,080 million in 2019 from Ps.4,585 million in 2018. The increase in impairment losses in this portfolio in 2019 was mostly due to higher provisions in the SME loans, reflecting soft dynamics in the economy and weak loan demand, combined with a lower base effect during 2018 as a result of methodology changes according to IFRS 9 in this portfolio, partly offset by the reversal of provisions in connection with corporate loans in the energy and petrochemical industries.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2019 represented 32.39% of our total non-performing loans, decreased by Ps.724 million, or 11.07%, from December 31, 2018 to December 31, 2019, reflecting the decrease in the non-performing loans of the aforementioned project finance corporate loan. Our NPL ratio with respect to commercial, financial and industrial loans decreased from 1.76% as of December 31, 2018 to 1.53% as of December 31, 2019.

Mortgage loans

Our impairment losses in our mortgage loan portfolio decreased by 34.88% to Ps.849 million in 2019 from Ps.1,304 million in 2018. The decrease in impairment losses in our mortgage portfolio in 2019 was mainly the result of higher impairment losses during 2018 because we made provisions for non-performing loans (run-off and floating-rate loans) which were sold in the first quarter of 2019.

Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2019 represented 46.79% of our total non-performing loans, increased by Ps.54 million, or 0.65% from December 31, 2018 to December 31, 2019, resulting in a ratio of 5.38%, as compared to 5.73% in 2018. The decrease in non-performing in our mortgage portfolio in 2019 is mainly a result of non-performing loans (run-off and floating-rate loans) which were sold in the first quarter of 2019.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by 1.41% to Ps.12,170 million in 2019 from Ps.12,001 million in 2018.

Impairment losses in our non-revolving consumer loan portfolio increased by 4.23% to Ps.5,442 million from Ps.5,221 million in 2018. Impairment losses in our revolving consumer credit card portfolio decreased by 0.77% to Ps.6,728 from Ps.6,780 million in 2018.

Non-performing loans in our installment loans to individuals portfolio, which as of December 31, 2019 represented 20.83% of our total non-performing loans, increased Ps.193 million, or 5.44%, from December 31, 2018 to December 31, 2019. This volume was related to increases of non-performing loans in our non-revolving consumer loan portfolio of Ps.191 million and non-performing loans in our revolving credit card loan portfolio of Ps.2 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 3.29% as of December 31, 2018 to 3.45% as of December 31, 2019, driven by the growth of the payroll loan portfolio over unsecured personal loans.

Our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio decreased from 3.05% as of December 31, 2018 to 2.89% as of December 31, 2019, reflecting our focus on prudent risk management and a continuous focus of loan portfolio origination.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	(Percentages)
Commercial, financial and industrial	114.06%	140.14%
Mortgage	42.88%	39.48%
Installment loans to individuals	295.57%	280.98%
Revolving consumer credit card loans	312.00%	307.33%
Non-revolving consumer loans	280.16%	258.58%
Total	116.75%	122.38%

The non-performing loan coverage ratio increased from 116.75% to 122.38%, mainly reflecting an increase in impairment losses in our commercial, financial and industrial loans portfolio, mostly due to higher provisions for certain clients in the middle-market and Corporate and Investment Banking clients that we monitor more closely for impairment.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 114.06% in 2018 to 140.14% in 2019, mainly due to the combined effect of higher impairment losses during 2019 and lower impaired assets.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans decreased from 280.16% in 2018 to 258.58% in 2019, reflecting a 10.44% increase in impaired assets.

Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans decreased from 312.00% to 307.33%, reflecting a 0.12% increase in impaired assets.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 39.48%, decreasing from 42.88% in 2018, reflecting a 0.65% increase in impaired assets.

Provisions (Net)

Our provisions consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions in 2019 registered a net loss of Ps.775 million, which compares to a net loss of Ps.562 million in 2018 reflecting a Ps.213 million increase. This variation to provisions mainly resulted from increased requirements for provisions for off-balance sheet risk and legal contingencies and higher provisions for pensions and similar obligations, partly offset by a decrease in provisions for tax contingencies.

For additional information on provisions, see Note 24 to our audited financial statements included elsewhere in this Report.

Income Tax

Income tax in 2019 was Ps.6,909 million, a Ps.1,451 million, or 26.58% increase from Ps.5,458 million in 2018.

Our effective tax rates in 2018 and 2019 were 22.00% and 25.32%, respectively. The variation in income tax paid is primarily explained by the increase in income before taxes in 2019 as compared to 2018 and by a lower in inflation in relation to the previous period, which represented a lower tax deduction for inflation. Our effective tax rate increased 332 basis points in 2019 compared to 2018.

For additional information on tax matters, see Note 26 to our audited financial statements included elsewhere in this Report.

Results of Operations by Segment for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents an overview of certain consolidated income statement data for each of our segments for 2018 and 2019.

	Retail Banking(1)				Corporate and Investment Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2018		2019		2018		2019		2018		2019
	(Millions of pesos)
Net interest income	Ps.	54,005	Ps.	59,008	Ps.	6,121	Ps.	6,638	Ps.	1,871	Ps.	510
Dividend income		—		—		34		44		176		191
Fee and commission income (expense) (net)		14,181		15,014		1,700		1,596		(159)		(186)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		1,086		1,155		689		1,417		(291)		282
Other operating income (expenses) (net)		(2,561)		(2,389)		(672)		(690)		(412)		(513)
Total income	Ps.	66,711	Ps.	72,788	Ps.	7,872	Ps.	9,005	Ps.	1,185	Ps.	284
Administrative expenses		(24,574)		(25,064)		(3,530)		(3,604)		(545)		(590)
Depreciation and amortization		(2,769)		(4,827)		(200)		(381)		(4)		(14)
Impairment losses on financial assets not at fair value through profit or loss (net)		(17,813)		(18,986)		(997)		(234)		—		—
Impairment losses on other assets (net)		—		(370)		—		—		(5)		—
Provisions (net)		178		(165)		10		(1)		(750)		(609)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		7		16
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		38		42
Operating profit before tax	Ps.	21,733	Ps.	23,376	Ps.	3,155	Ps.	4,785	Ps.	(74)	Ps.	(871)

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

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2018 and 2019.

	Retail Banking				Corporate and Investment Banking				Corporate Activities
	As of December 31,
	2018		2019		2018		2019		2018		2019
	(Millions of pesos)
Cash and balances with the Mexican Central Bank	Ps.	47,915	Ps.	49,612	Ps.	4,871	Ps.	12,783	Ps.	2,524	Ps.	2,812
Financial assets at fair value through profit or loss		—		—		267,524		268,127		—		—
Financial assets held for trading		—		—		—		—		—		—
Other financial assets at fair value through profit or loss		—		—		107,425		79,927		—		—
Financial assets at fair value through other comprehensive income		—		—		—		—		155,789		236,980
Available-for-sale financial assets		—		—		—		—		—		—
Financial assets at amortized cost		535,681		555,169		165,222		166,536		65,322		26,118
Loans and receivables		—		—		—		—		—		—
Hedging derivatives		—		—		—		—		9,285		9,256
Non-current assets held for sale		1,229		884		48		51		—		—
Tangible assets		7,330		8,868		1,237		1,496		147		178
Right-of-Use assets		—		5,364		—		221		—		26
Intangible assets		5,662		6,217		646		709		1,736		1,906
Tax assets		—		—		—		—		21,968		23,135
Other assets		1,453		2,266		33		51		5,677		8,856
Total assets	Ps.	599,270	Ps.	628,380	Ps.	547,006	Ps.	529,901	Ps.	262,448	Ps.	309,267
Financial liabilities at fair value through profit or loss	Ps.	—	Ps.	—	Ps.	182,646	Ps.	153,600	Ps.	—	Ps.	—
Financial liabilities held for trading		—		—		—		—		—		—
Other financial liabilities at fair value through profit or loss		9,538		9,992		168,727		263,733		—		—
Financial liabilities at amortized cost		553,205		597,578		134,044		90,615		203,035		176,073
Hedging derivatives		—		—		—		—		8,393		7,523
Provisions		852		1,141		264		353		5,684		7,610
Lease liabilities		—		5,659		—		233		—		27
Tax liabilities		—		—		—		—		194		322
Other liabilities		4,234		4,107		691		670		13,930		13,514
Total liabilities	Ps.	567,829	Ps.	618,477	Ps.	486,372	Ps.	509,204	Ps.	231,236	Ps.	205,069
Total equity	Ps.	67,301	Ps.	75,405	Ps.	22,860	Ps.	26,509	Ps.	33,126	Ps.	32,884
Total liabilities and equity	Ps.	635,130	Ps.	693,882	Ps.	509,232	Ps.	535,713	Ps.	264,362	Ps.	237,953

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

Operating profit before taxes attributable to the Retail Banking segment in 2019 was Ps.23,376 million, a 7.56% or Ps.1,643 million increase from Ps.21,733 million in 2018. This increase was mainly due to:

·

a 9.26%, or Ps.5,003 million increase in net interest income, mainly due to an increase of Ps.22,135 million, or 4.63% in the average balance of the loan portfolio excluding credit card loans and an increase of Ps.2,849 million or 5.21%, in the average balance of the credit card loan portfolio, which was further supported by increases of 91 basis points and 95 basis points, respectively, in the average interest rate of these loan portfolios. These results reflect the sustained loan growth in 2019, supported by a solid performance in our individual customer loan portfolio, particularly mortgages, credit cards and payroll loans as well as selective loans to corporates and government entities, prioritizing profitability;

·

a 5.87%, or Ps.833 million increase in net fees and commissions income, from Ps.14,181 million in 2018 to Ps.15,014 million in 2019, due mainly to an increase in fees and commissions from credit and debit card, sale of insurance products, service charges on deposit accounts, collection and payment services, fees related to foreign trade and administration and custody fees, partially offset by a decrease in other commissions and fees payable, financial advisory services and capital markets and securities activities;

·

a 6.72%, or Ps.172 million, decrease in other expenses (net), mainly due to an increase in uncollected deposits held in money orders, cashier’s check and certified checks, partly offset by higher contributions to the IPAB, resulting from an increase in customer deposits; and

·

a 6.35% or Ps.69 million increase in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.1,086 million in 2018 to a gain of  Ps.1,155 million in 2019 due to an increase of purchase-sale of foreign exchange instruments by our retail customers.

These positive effects were partially offset by:

·	a 74.32%, or Ps.2,058 million increase in depreciation and amortization due to costs related to the investment plan to enhance the Bank’s operating infrastructure and drive digitalization;
·

a 6.59%, or Ps.1,173 million increase in impairment losses on financial assets (net), principally due to an increase in the impairment losses in our commercial, financial and industrial loan portfolio, mostly due to higher provisions in the SME loans, reflecting soft dynamics in the economy and weak loan demand, combined with a lower base effect during 2018 as a result of methodology changes according to IFRS 9 in this portfolio; and

·

a 1.99%, or Ps.490 million increase in administrative expenses, from Ps.24,574 million in 2018 to Ps.25,064 million in 2019, mainly due to increases in personnel expenses, as well as higher surveillance and cash courier services, other administrative expenses, operating costs and advertising and communication expenses, partly offset by a decreases in information technology and systems expenses, rents and travel costs. Personnel expenses increased Ps.966 million, or 7.87%, resulting from an increase of Ps.664 million, or 22.36% in other personal expenses and an increase of Ps.468 million, or 7.47% in salaries, while surveillance and cash courier services, other administrative expenses, operating costs and advertising and communication expenses increased Ps.251 million, or 31.30%, Ps.151 million, or 7.65%, Ps.116 million, or 21.68% and Ps.51 million, or 6.05% respectively. These increases were partly offset by a decrease of Ps.166 million, or 5.46% in bonuses, Ps.618 million, or 14.31% in information technology and systems expenses, Ps.417 million, or 39.60% in rents and Ps.77 million, or 25.50% in travel costs.

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

Operating profit before taxes attributable to the Corporate and Investment Banking segment in 2019 was Ps.4,785 million, representing a Ps.1,630 million, or 51.66% increase from Ps.3,155 million in 2018. This increase was mainly due to:

·

a 76.53%, or Ps.763 million decrease in impairment losses on financial assets (net), principally due to a decrease in the impairment losses in our commercial, financial and industrial loan portfolio, mainly due to the reversal of provisions in connection with corporate loans in the energy and petrochemical industries; and

·

a Ps.728 million increase in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.689 million in 2018 to a gain of Ps.1,417 million in 2019, primarily due to an increase of Ps.666 million in market-making and sale activities and Ps.14 million in proprietary trading; and

·

a 8.45%, or Ps.517 million increase in net interest income, mainly due to an increase of Ps.1,574 million in interest income, partly offset by a Ps.1,057 million increase in interest expenses, due to an increase of 228 basis points in the cost of other non-interest liabilities.

These positive results were partially offset by:

·	a 90.50%, or Ps.181 million increase in depreciation and amortization; and
·

a 6.12%, or 104 million decrease in net fees and commissions income, from Ps.1,700 million in 2018 to Ps.1,596 million in 2019, due mainly to a decrease in fees and commissions from capital markets and securities activities, administration and custody fees and fees related to foreign trade, partially offset by an increase in financial advisory services.

Corporate Activities Segment

Our Corporate Activities segment is comprised of those operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management area, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk, interest rate risk and exchange rate risk, provides short- and long-term funding for our activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management area also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Corporate and Investment Banking) and the Corporate Activities segment as follows:

·

the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;

·

the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

·	finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management area determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to fixed rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario of rate cuts is very likely, we have increased the volume of activity in the ALCO portfolio, mainly fixed rate Mexican sovereign bonds.

Operating profit before taxes attributed to Corporate Activities in 2019 was a loss of Ps.871 million, a Ps.797 million increase from a loss of Ps.74 million in 2018. This increase in the loss in operating profit before taxes was mainly due to a Ps.1,361 million decrease in net interest income, from Ps.1,871 million in 2018 to Ps.510 million in 2019 and a Ps.101 million increase in net fees and commissions expense, partly offset by a Ps.573 million increase in gain/(losses) on financial assets and liabilities and a Ps.141 million decrease in provisions (net).

B.Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 71.5% of our total deposits, 91.5% of our customer deposits and 114.6% of our demand and time deposits as of December 31, 2019. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

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

For information about our use of financial instruments for hedging purposes, see Note 12 to our audited financial statements included elsewhere in this Report and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk.”

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.70%. As of December 31, 2019, our Capital Ratio was 16.37%.

The table below presents our risk-weighted assets and Capital Ratios as of December 31, 2017, 2018 and 2019, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2017		2018		2019
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1 Notes)	Ps.	79,455,469	Ps.	84,225,628	Ps.	90,816,204
Tier 1		89,267,141		94,034,729		100,235,806
Tier 2		26,053,739		27,418,932		24,847,195
Total capital		115,320,880		121,453,661		125,083,001
Risk-Weighted Assets:
Credit risk		553,910,680		534,153,701		536,526,851
Market risk		137,991,688		178,497,016		174,858,895
Operational risk		41,443,619		50,519,756		52,706,764
Total risk-weighted assets		733,345,986		763,170,474		764,092,511
Required Regulatory Capital:
Credit risk		44,312,854		42,732,296		42,922,148
Market risk		11,039,335		14,279,761		13,988,712
Operational risk		3,315,490		4,041,581		4,216,541
Total risk-weighted assets	Ps.	58,667,679	Ps.	61,053,638	Ps.	61,127,401
Capital Ratios (credit, market and operational risk)(*):
CET 1 capital to risk-weighted assets		10.83%		11.04%		11.89%
Tier 1 capital to risk-weighted assets		12.17%		12.32%		13.12%
Tier 2 capital to risk-weighted assets		3.55%		3.59%		3.25%
Total capital to risk-weighted assets(1)		15.73%		15.91%		16.37%

(*)The capital ratios included in this table are in accordance to the data published by the CNBV.

(1)

Our Capitalization Index as of December 31, 2019 increased by 46 basis points from 15.91% on December 31, 2018 to 16.37% on December 31, 2019, mainly due to increases of 4.3% (Ps.174,960 million) in regulatory capital required for operational risk, 0.4% (Ps.189,852 million) in regulatory capital required for credit risk and a decrease of 2.0% (Ps.291,050 million) in regulatory capital required for market risk and an increase of 3.0% (Ps.3,629,340 million) in total capital.

The Mexican government was an early adopter of the Basel III international rules. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of Common Equity Tier 1 (CET1), and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period which ended in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year was imposed on us. We remained in compliance as of December 31, 2019 with the regulations in the four year of their application, demonstrating that we have been fully in compliance since such regulations’ establishment.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2019 was 7.02%, as of November 30, 2019, was 6.92%, as of October 31, 2019 was 7.27%, as of September 30, 2019 was 7.64%, as of June 30, 2019 was 7.67%, as of March 31, 2019 was 7.92%, and as of December 31, 2018 was 7.03%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the necessary funds to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises in the general funding of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

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

We have three principal sources of short-term funding: (i) demand deposits, comprised by interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interest payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2017		2018		2019
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	256,635	Ps.	237,948	Ps.	68,893
Non-interest-bearing deposits		165,393		205,275		355,670
Subtotal	Ps.	422,028	Ps.	443,223	Ps.	424,563
Time deposits:
Notes with interest payable at maturity	Ps.	141,883	Ps.	154,838	Ps.	159,422
Fixed-term deposits		5,598		3,778		8,752
Foreign currency time deposits		11,983		17,026		11,594
Subtotal	Ps.	159,464	Ps.	175,642	Ps.	179,768
Repurchase agreements (1)		116,458		128,719		129,216
Accrued interest (2)		1,054		1,320		1,714
Other deposits		26,230		25,904		24,010
Total customer deposits	Ps.	725,234	Ps.	774,808	Ps.	759,271
Deposits from the Mexican Central Bank and credit institutions (3)		116,439		139,645		214,232
Total deposits (4)	Ps.	841,673	Ps.	914,453	Ps.	973,503

(1)

As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

(2)	Mainly from time deposits.
(3)

Includes Ps.39,924 million, Ps.44,796 million and Ps.141,263 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2017, 2018 and 2019, respectively.

(4)

As of December 31, 2017, we had deposits of Ps.725,234 million from customers, Ps.94,022 million from credit institutions and Ps.22,417 million from the Mexican Central Bank. As of December 31, 2018, we had deposits of Ps.774,808 million from customers, Ps.108,650 million from credit institutions and Ps.30,995 million from the Mexican Central Bank. As of December 31, 2019, we had deposits of Ps.759,271 from customers, Ps.111,574 million from credit institutions and Ps.102,658 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 73.27%, from Ps.205,275 million at December 31, 2018 to Ps.355,670 million at December 31, 2019 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

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

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements. Short-term borrowings at year-end from 2018 to 2019 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2017			2018			2019
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31 (1)	Ps.	156,382	6.79%	Ps.	173,515	7.99%	Ps.	270,479	7.04%
Average during year		202,081	6.61%		201,083	7.56%		151,798	7.54%
Maximum month-end balance		231,447	7.10%		256,789	7.99%		259,974	8.05%
Short positions:
At December 31 (1)(2)	Ps.	22,210	6.84%	Ps.	28,919	8.25%	Ps.	9,119	6.70%
Average during year		20,518	6.50%		20,807	7.63%		22,606	7.55%
Maximum month-end balance		28,137	7.15%		27,279	8.25%		30,679	8.16%
Total short-term borrowings at year end	Ps.	178,592	6.81%	Ps.	202,434	8.12%	Ps.	279,598	6.87%

(1)

Since December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. See Note 2.ae to our audited financial statements included elsewhere in this Report.

(2)

This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more information on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), certificates of deposits (certificados de depósito bancario de dinero a plazo), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2019, the balance of our debt securities outstanding totaled Ps.148,724 million. See “—Debt Securities Outstanding.”

For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx (N.O.) and AAA(mex) by Moody’s and Fitch Ratings, respectively, with respect to our local peso-denominated long-term debt, with equivalent ratings for our local peso-denominated short-term debt. However, a downgrade in the sovereign debt ratings of Spain or Mexico, the global rating of Santander

Spain, and/or our related ratings could adversely affect our financing costs in the international capital markets.

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2020 capital expenditures. For 2020, we have a capital expenditures budget of Ps.4,772 million (U.S.$253), 64.7% of which (Ps.3,087 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.1,685 million). In 2019, our capital expenditures were Ps.6,484 (U.S.$344), 69.2% of which (Ps.4,487 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.1,997 million).

As of December 31, 2019, total interest-bearing liabilities denominated in dollars amounted to Ps.99,926 million, or U.S.$5,085 million, representing 10.3% of our total deposits and 13.2% of our customer deposits. The sources of such funding as of December 31, 2017, 2018 and 2019 were as follows:

	IFRS
	As of December 31,
	2017		2018		2019		2019
	(Millions of pesos)						(Millions of U.S.$)(1)

Demand deposits	Ps.	49,716	Ps.	48,661	Ps.	46,652	U.S.$	2,374
Time deposits		15,119		27,044		20,324		1,034
Bank and other loans		45,646		50,310		32,950		1,677
Total	Ps.	110,481	Ps.	126,015	Ps.	99,926	U.S.$	5,085

(1)

Translated at the rate of Ps.18.86 per U.S.$1.00 as calculated on December 31, 2019 and reported by the Mexican Central Bank in the Federal Official Gazette on January 2, 2020, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of securities in the international capital markets. We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties. If placed or disbursed under a floating rate format, foreign currency funding rates are generally referenced to the LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2019, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$59,488 (Ps.1,122,202) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$59,776 (Ps.1,127,633).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2019, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$9,695 (Ps.182,185). As of such date, our foreign currency-denominated liabilities were U.S.$5,619 (Ps.105,997). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4.  Information on the Company—B.  Business Overview—Supervision and Regulation.”

For the years ended December 31, 2017, 2018 and 2019, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2017				2018				2019
			% of				% of				% of
			Total Average	Average			Total Average	Average			Total Average	Average
	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal
	Balance		Equity	Rate	Balance		Equity	Rate	Balance		Equity	Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	366,380	30.81%	2.43%	Ps.	383,627	29.57%	2.69%	Ps.	418,442	30.18%	2.93%
Time deposits		208,459	17.53%	4.80%		256,321	19.76%	5.83%		256,963	18.54%	6.63%
Deposits from the Mexican Central Bank and credit institutions		123,073	10.35%	6.15%		98,253	7.57%	7.55%		117,511	8.48%	7.69%
Repurchase agreements		86,170	7.25%	6.58%		87,540	6.75%	7.59%		77,903	5.62%	7.37%
Marketable debt securities and other financial liabilities		58,661	4.93%	6.30%		63,501	4.89%	6.68%		75,905	5.48%	7.11%
Other liabilities(1)		65,210	5.48%	6.56%		77,301	5.96%	7.67%		84,539	6.10%	7.53%
Subordinated liabilities		24,427	2.05%	6.55%		25,262	1.94%	6.37%		25,093	1.81%	6.36%
Subtotal interest-bearing liabilities		932,380	78.40%	4.52%		991,805	76.44%	5.20%		1,056,356	76.21%	5.50%
Non-interest-bearing liabilities		146,432	12.32%			186,520	14.39%			200,349	14.46%
Total equity		110,328	9.28%			118,980	9.17%			129,576	9.99%
Subtotal non-interest-bearing liabilities and equity		256,760	21.60%			305,500	23.56%			329,925	24.45%
Total liabilities and equity	Ps.	1,189,140	100.00%		Ps.	1,297,305	100.00%		Ps.	1,386,281	100.66%

(1)

This line includes the amount of financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

Average time deposits as a share of average total liabilities and equity decreased from 19.76% as of December 31, 2018 to 18.54% as of December 31, 2019, while the ratio of average demand accounts to average total liabilities and equity increased from 29.57% to 30.18% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity increased from 14.39% as of December 31, 2018 to 14.45% as of December 31, 2019.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2017, 2018 and 2019.

	IFRS
	As of December 31,
	2017		2018		2019
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	256,635	Ps.	237,948	Ps.	68,893
Non-interest-bearing deposits		165,393		205,275		355,670
Subtotal	Ps.	422,028	Ps.	443,223	Ps.	424,563
Time deposits
Notes with interest payable at maturity	Ps.	141,883	Ps.	154,838	Ps.	159,422
Fixed-term deposits(1)		5,598		3,778		8,752
Foreign currency time deposits(2)		11,983		17,026		11,594
Subtotal	Ps.	159,464	Ps.	175,642	Ps.	179,768
Total	Ps.	581,492	Ps.	618,865	Ps.	604,331

(1)	As of December 31, 2017, 2018 and 2019 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.
(2)

As of December 31, 2017, includes Ps.3,136 million of foreign currency time deposits from other credit institutions. As of December 31, 2018, includes Ps.10,018 million of foreign currency time deposits from other credit institutions. As of December 31, 2019, includes Ps.8,916 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2019.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured)	1,000	12/16/2020	7.74%
Certificates of deposit (unsecured)	500	12/16/2020	7.59%
Certificates of deposit (unsecured)	300	12/11/2020	7.60%
Certificates of deposit (unsecured)	700	12/11/2020	7.75%
Certificates of deposit (unsecured)	1,100	11/09/2020	7.78%
Certificates of deposit (unsecured)	500	09/24/2020	7.47%
Certificates of deposit (unsecured)	1,000	11/20/2020	7.72%
Certificates of deposit (unsecured)	2,000	10/26/2020	7.59%
Certificates of deposit (unsecured)	2,500	10/08/2020	7.79%
Certificates of deposit (unsecured)	250	09/30/2020	7.58%
Certificates of deposit (unsecured)	200	09/15/2020	7.60%
Certificates of deposit (unsecured)	1,150	09/11/2020	7.60%
Certificates of deposit (unsecured)	2,000	09/02/2020	7.76%
Certificates of deposit (unsecured)	1,300	08/27/2020	7.64%
Certificates of deposit (unsecured)	2,000	07/09/2020	7.59%
Certificates of deposit (unsecured)	500	09/25/2020	7.72%
Certificates of deposit (unsecured)	1,000	07/20/2020	7.89%
Certificates of deposit (unsecured)	1,600	07/03/2020	7.94%
Certificates of deposit (unsecured)	1,000	06/30/2020	7.74%
Certificates of deposit (unsecured)	1,000	06/18/2020	7.81%
Certificates of deposit (unsecured)	4,000	06/05/2020	7.74%
Certificates of deposit (unsecured)	1,500	06/04/2020	7.59%
Certificates of deposit (unsecured)	2,500	05/06/2020	7.76%
Certificates of deposit (unsecured)	900	04/08/2020	7.95%
Certificates of deposit (unsecured)	1,500	03/24/2020	7.59%
Certificates of deposit (unsecured)	300	03/12/2020	7.75%
Certificates of deposit (unsecured)	400	02/14/2020	7.59%
Certificates of deposit (unsecured)	1,000	02/11/2020	7.59%
Certificates of deposit (unsecured)	125	02/10/2020	7.77%
Certificates of deposit (unsecured)	400	02/07/2020	7.77%
Certificates of deposit (unsecured)	300	02/13/2020	7.75%
Certificates of deposit (unsecured)	50	01/22/2020	7.54%
Certificates of deposit (unsecured)	1,100	01/10/2020	7.59%
Certificates of deposit (unsecured)	400	01/10/2020	7.77%
Certificates of deposit (unsecured)	1,550	01/08/2020	7.78%
Certificates of deposit (unsecured)-USD	13	03/03/2020	1.75%
Certificates of deposit (unsecured)-USD	13	05/15/2020	1.75%
Senior Unsecured Notes	18,744	11/09/2022	4.13%
Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	54	03/17/2022	TIIE
Structured bank bonds(*)	56	03/26/2021	10.00%
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	159	03/08/2021	10.00%
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	46	02/23/2021	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	294	04/23/2021	TIIE
Structured bank bonds(*)	156	01/28/2021	10.00%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Structured bank bonds(*)	441	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	773	10/23/2020	TIIE
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	114	06/26/2020	Guaranteed rate subject to IPC
Structured bank bonds(*)	276	06/02/2020	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	121	03/25/2020	TIIE
Structured bank bonds(*)	137	03/23/2020	TIIE
Structured bank bonds(*)	13	02/20/2020	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	19	05/12/2021	TIIE
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	24	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	180	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	115	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds	66	09/25/2020	3.00%
Structured bank bonds	20	09/18/2020	3.00%
Structured bank bonds	196	06/26/2020	4.00%
Structured bank bonds	30	06/15/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	19	03/27/2020	5.00%
Structured bank bonds	50	03/27/2020	5.00%
Structured bank bonds	11	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	81	09/01/2020	3.00%
Structured bank bonds	25	09/30/2020	3.00%
Structured bank bonds	40	01/29/2020	12.00%
Structured bank bonds	25	01/27/2020	12.00%
Structured bank bonds	24	01/24/2020	10.00%
Structured bank bonds	500	01/21/2020	12.00%
Structured bank bonds	105	01/17/2020	13.00%
Structured bank bonds	15	01/16/2020	12.00%
Structured bank bonds	114	01/16/2020	12.00%
Structured bank bonds	19	01/16/2020	13.00%
Structured bank bonds	10	01/16/2020	12.00%
Structured bank bonds	27	01/14/2020	12.00%
Structured bank bonds	12	01/10/2020	15.00%
Structured bank bonds	40	01/07/2020	10.00%
Structured bank bonds	57	01/03/2020	3.00%
Structured bank bonds	57	01/03/2020	3.00%
Promissory notes	500	11/30/2020	7.25%
Promissory notes	2,000	10/05/2020	7.23%
Promissory notes	1,500	04/15/2020	8.42%
Promissory notes	1,500	04/13/2020	8.42%
Promissory notes	1,000	03/20/2020	8.45%
Promissory notes	921	03/19/2020	8.45%
Promissory notes	500	03/17/2020	8.45%
Promissory notes	500	03/09/2020	8.55%
Promissory notes	200	02/17/2020	7.00%
Promissory notes	2,700	01/17/2020	7.25%
Promissory notes	70	01/06/2020	7.25%
Promissory notes	11,500	01/03/2020	7.25%
Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	6,224	02/10/2020	LIBOR + 20 basis points
Tier II Subordinated Capital Notes	24,502
Subordinated Additional Tier 1 Capital	9,419
	147,390
Transaction costs and accrued interest	1,334
Total issuances	148,724

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

We may redeem the AT1 Notes at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, plus additional interest, if any, to but excluding the date fixed for redemption, (i) in whole or in part, on January 20, 2022 and on any interest payment date thereafter, (ii) in whole but not in part upon the occurrence of certain tax events affecting the withholding taxes payable on the AT1 Notes, or (iii) in whole but not in part upon the occurrence of certain special events, subject, in each case, to certain conditions. Any such redemption shall be subject to certain regulatory requirements, including obtaining prior authorization from the Mexican Central Bank.

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

The AT1 Notes are subordinated obligations and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness and subordinated preferred indebtedness, (ii) pari passu without preference among themselves and with all of our present and future other unsecured subordinated non-preferred indebtedness and (iii) senior only to all classes of our capital stock. The AT 1 Notes are listed on the Irish Stock Exchange.

The 2022 Notes

In November 2012, we issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes. The 2022 notes were issued at an issue price of 98.183%. The 2022 notes mature on November 9, 2022 and bear interest at a rate per annum equal to 4.125%. Interest is paid semi-annually on May 9 and November 9 of each year.  The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

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

The indenture governing the 2028 notes imposes certain restrictions on our ability to consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person. In addition, if the payment of principal and interest has been deferred at any point, we will not be permitted to declare or pay dividends or make other distributions. The indenture does not otherwise limit our ability to incur senior, secured or other additional indebtedness (including additional 2028 notes), our ability to grant liens on its assets and properties, its payment of dividends or require us to create or maintain any reserves.

The indenture governing the 2028 notes also provides for events of default, which would permit or require, as applicable, the principal and interest on all then outstanding 2028 notes to be due and payable immediately.

Additional domestic issuances

On April 8, 2019, the Bank issued (i) Ps.2.3 billion aggregate principal amount of unsecured notes in the local market with a 1,092-day maturity that will bear interest at an interest rate of 28 day TIIE plus 0.10%, which will be payable every 28 days, and (ii) Ps.4.6 billion with a 2,548-day maturity that will bear interest at an interest rate of 8.95%, which will be payable every 182 days.

On June 17, 2019, the Bank reopened the aforementioned unsecured notes and issued additional securities for Ps.550 million and Ps.2.55 billion, respectively, with the same interest rates, interest payment dates and maturity dates.

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

·

uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;

·	the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;
·	changes in the credit quality of our loan portfolio because of inorganic or organic growth;
·	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
·	increased competition that may lead to tightening of our margins;
·	inflationary pressures that may lead to increases in interest rates and decreases in growth;
·	uncertainties relating to the duration of the coronavirus pandemic and the related disruption to regional and global economic activity;
·	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and
·	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be significantly influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico. In particular, movements of monetary policy in the U.S., the evolution of industrial production in the U.S., and any change to the United States’ trade and immigration policies with respect to Mexico could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand, thus having a material adverse effect on our financial condition and results of operations.

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.215,462 million, Ps.238,273 million and Ps.216,574 million, as of December 31, 2017, 2018 and 2019, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017		2018		2019
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	215,462	Ps.	238,273	Ps.	216,574
Assets in trust or mandate:
Trusts		161,706		173,443		184,868
Mandates(1)		1,161		1,163		752
Assets in custody or under administration(2)		3,219,980		2,197,359		1,597,771
Subtotal	Ps.	3,598,310	Ps.	2,610,238	Ps.	1,999,965
Collateral received		76,618		141,168		95,259
Collateral received and sold or pledged as guarantee(3)		46,221		74,274		77,823
Investment banking transaction on behalf of third parties (net)(4)		130,240		10,148		176,736
Subtotal		253,079		225,590		349,818
Total	Ps.	3,851,389	Ps.	2,835,828	Ps.	2,349,783

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.

(2)	This item includes the activity of third-party assets and securities received in custody or to be managed by us.
(3)

Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.

(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

F.  Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2019.

	Payment due by period
			More than 1 year		More than 3 years
			but less than 3		but less than		More than
	Less than 1 year		years		5 years		5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	424,563	Ps.	—	Ps.	—	Ps.	—	Ps.	424,563
Time deposits		187,726		956		—		—		188,682
Bank and other loans(1)		71,100		13,276		3,089		2,314		89,779
Marketable debt securities(1)		71,688		32,619		—		10,150		114,457
Subordinated liabilities		91		—		220		33,956		34,267
Repurchase agreements		270,479		—		—		—		270,479
Short positions		9,119		—		—		—		9,119
Lease obligations -contractual undiscounted cash flows		1,722		2,765		1,536		2,371		8,394
Sundry creditors and other payables		43,010		149		—		—		43,159
Contractual interest payments(2)		45,663		3,404		252		3,061		52,380
Total	Ps.	1,125,161	Ps.	53,169	Ps.	5,097	Ps.	51,852	Ps.	1,235,279

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2019.
(2)

Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2019 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.  Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of eleven directors and eleven alternate directors. The directors and alternate directors are elected for one-year terms at our ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

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

The following table sets forth information about the directors and alternate directors of our Board of Directors. Members of our Board of Directors serve for one-year terms from their date of election. Unless otherwise noted below, directors elected by our Series B shareholders were elected on April 29, 2019 at our general annual shareholders’ meeting and directors elected by our Series F shareholders were elected at a general shareholders’ meeting on November 28, 2019. The business address of our directors is

Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Marcos Alejandro Martínez Gavica (1)	Chairman	Series F	1997
Héctor Blas Grisi Checa	Director	Series F	2016
Magdalena Sofia Salarich Fernandez de Valderrama	Director	Series F	2019
Francisco Javier García-Carranza Benjumea	Director	Series F	2018
Rodrigo Brand de Lara	Alternate Director	Series F	2012
Ángel Rivera Congosto	Alternate Director	Series F	2016
Didier Mena Campos	Alternate Director	Series F	2018
Emilio de Eusebio Saiz	Alternate Director	Series F	2019
César Augusto Montemayor Zambrano (2)	Independent Director	Series F	2020
Bárbara Garza Laguera Gonda	Independent Director	Series F	2019
Juan Ignacio Gallardo Thurlow	Independent Alternate Director	Series F	2013
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Antonio Purón Mier y Terán	Independent Director	Series F	2009
Fernando Benjamín Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
María de Lourdes Melgar Palacios	Independent Director	Series B	2018
Gina Lorenza Diez Barroso Azcárraga	Independent Director	Series B	2014
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series F	2009
Rogelio Zambrano Lozano	Independent Alternate Director	Series B	2018
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016
Joaquin Vargas Guajardo	Independent Alternate Director	Series B	2009
Guillermo Jorge Quiroz Abed	Independent Alternate Director	Series B	2018

(1)

Mr. Martínez Gavica intends to step down as chairman of the Board of Directors in April 2020. Our Board of Directors has announced its intention to nominate Ms. Diez Barroso as chairman of the Board of Directors, subject to the approval of shareholders at our 2020 annual general shareholders meeting. Ms. Diez Barroso is not a current member of our Board of Directors.

(2)	Appointed to fill a vacancy on the board of directors, starting on February 1, 2020

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

Magdalena Sofía Salarich Fernández de Valderrama is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. In 1979 she started working as Head of the Internal Information department in Citroën (Hispania), on 1980 she was designated head of the Training-Information department in Citroën, in 1986 she was named Head of the Press and Public Relations department in Citroën Hispania and Director of Marketing in Citroën Hispania, in 1983 she was designated Deputy to the European Commercial Director in Citroën Automobiles charge that combined with the  Director of Marketing in Citroën Hispania until 1994, when she was named European Commercial Marketing Director in Citroën Automobiles, in 1996 she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director in Citroën Automobiles, in 2001 she was designated European Commercial Director and Commercial Marketing Director in Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She is currently the Senior Executive Vice-President of Banco Santander, S.A as well as Head of Santander Consumer Finance, Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001, Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in Engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

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

Rodrigo Brand de Lara is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He has been the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer for Banco Santander México since 2016. From 2011 to 2016, he was Deputy General Director of Research, Public Affairs and Marketing. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional

Link for IPAB. Mr. Brand de Lara has previously held the following positions at the Mexican Ministry of Treasury (Secretaría de Hacienda y Crédito Público): Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit from 1999 to 2000.  From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS.  Mr. Brand de Lara has a degree in economics from Instituto Tecnológico Autónomo de México.

Ángel Rivera Congosto is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. Since March 2017, he is the Executive Vice President of Commercial Banking at Banco Santander México. He previously served as General Manager for the Commercial Banking Division and as member of the Management Committee of Banco Santander Parent. He has been a board member of Banco Santander Parent, Banco Santander Totta in Portugal, Banco Santander Uruguay, Banco Santander Perú and Banco Santander Internacional (United States of America). He began working at the Santander Parent Group in April 2013 as General Manager of the Business, Pymes and Institutions area within the Commercial Banking Division. Previously he worked for Banco Popular for 24 years, where he worked in retail branches for 6 years and lead the Presidency Cabinet, the International Banking area, the Strategy and Corporate Development area, the Human Resources Rights division, the General Media directory and the Commercial Network area. He also served as General Business Director of Banco Popular. He has a Diploma in Business and Tourism Activities from the Official School of Tourism of Spain, also completed the Senior Business Management Program (PADE) at IESE (University of Navarra) and the Development Program in Corporate Finance at the Institute Madrid Company. He has also conducted various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. He has also been a member of the Board of Trustees of the College of Financial Studies (CUNEF), a member of the Board of Trustees of the Spanish Foundation for Banking in Financial Studies, a professor in the Master of Portfolio Management and Financial Markets of the School of Finance of La Coruña and co-author of the books "Experts in People," "In Search of Commitment," and "31 Keys to Risk Management in Banking Entities". He has also published several articles in Spanish economic journals and newspapers.

Didier Mena Campos is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Santander Consumo, Santander Vivienda and Santander Inclusion Financiera. He has been Chief Financial Officer since November 2016. Previously, he was Deputy Director General of Finance of Banco Santander México from May to November 2016. Before joining Grupo Santander, Mr. Mena worked in several financial institutions as: (i) Execution Finance Division, an investment bank, where he was partner from 2014 to 2016, (ii) Navix, focused on financing the Mexican energy sector companies, financial company where he was Chief Executive Officer from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the Group of financial institutions in Latin America between 2010 and 2012, (iv) during 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he served as Director of Credit Suisse in investment banking and fixed income and (vi) worked for Grupo Financiero BBVA Bancomer from 1994 to 2000, with responsibilities in the ALCO and participated in strategic operations as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that had Afore Aetna insurance and pension Bancomer and the branch network strategy. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received her master's degree in business administration from Boston University.

Emilio de Eusebio Saiz is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Santander Consumo and Santander Vivienda. He was appointed Deputy General Director of Intervention and Control Management at the Former Holding Company in December 2010, after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990. He holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

Cesar A. Montemayor Zambrano is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a private investor and entrepreneur. He worked at JP Morgan for 14 years in global investments in New York, and later managed his own company. In Monterrey, Nuevo León he founded InverCap AFORE which he presided for more than 20 years. Today he is a shareholder, member of the board, founder and honorary president of InverCap. He was Chairman of COPARMEX, Nuevo León from 2015 to 2017, and he continues to serve as a member of the board. He serves as a member of the Board of Directors of the Escuela Superior de Música y Danza, Universidad de Monterrey, Museo MARCO y Universidad Tec Milenio. He is also a member of the Board and presides the Audit Committee of Tecnológico de Monterrey. He is one of the founders of Hagámoslo Bien, and presides the Comisión de Finanzas Públicas del Consejo Nuevo León. He holds a degree in chemical engineering and systems from Instituto Tecnológico y de Estudios Superiores de Monterrey and has a master’s degree in Chemical Engineering and Business Administration by Columbia University in New York where he obtained his degree of Master in Science.

Bárbara Garza Lagüera Gonda is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. She is President of the acquisitions Committee of FEMSA cultural projects. She serves as a board member of Coca-Cola FEMSA (KOF) and Fomento Económico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a board member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also is part of the boards of the following non-profit organizations: Franz Mayer Museum Board of Trustees, Fund for Peace, Museo de Arte Contemporáneo de Monterrey, among others. She holds a degree in business administration with a master’s degree from the Instituto Tecnológico de Estudios Superiores de Monterrey.

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

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM Entidad Regulada from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accountant in the Universidad Iberoamericana

Antonio Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and

Santander Vivienda. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners “coaching” program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Fernando Benjamín Ruiz Sahagún is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo, Santander Vivienda and Santander Inclusión Financiera. He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichem, S.A.B. de C.V. and Arcelor Mittal de México, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cía., S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

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

María de Lourdes Melgar Palacios is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Santander Consumo and Santander Vivienda. She is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her work in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in International Relations and Comparative Literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Gina Lorenza Diez Barroso Azcárraga is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. She is the founder and has been the Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and Fundación Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award as the best college of design for the period 2012 to 2013. She also founded the Pro Education Center Foundation, which awards scholarships to outstanding students in Mexico. She is currently a member of the board of directors of the Americas Society, the Council of the Americas, Qualitas of Life Foundation, Grupo Integral de Desarrollo Inmobiliario, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, the Committee of 200, Women Presidents Organization (WPO) and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

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

Joaquín Vargas Guajardo is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously president of the board of directors of Grupo MVS Comunicaciones, the Cámara Nacional de la Industria de Radio y Televisión and the Asociación de Directores de Cadenas de Restaurantes. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Guillermo Jorge Quiroz Abed is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Santander Consumo and Santander Vivienda. He served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department in Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Santander Financial Group. He began his professional career as Director of Finance at Grupo Condumex, from 1978 to 1992, and later held the same role at Aeromexico, Mexicana de Aviación and Cintra until 1997.  He was a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in Actuary from the Anahuac University and from the National Autonomous University of Mexico (UNAM) and an MBA from the IPADE.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2019. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Gender*	Year of appointment to position
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer	Male	2015
Ángel Rivera Congosto	Vice President of Retail Banking	Male	2017
Fernando Borja Mujica	Deputy General Legal and Compliance Director	Male	2014
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	Male	2010
Ricardo Alonso Fernandez	Deputy General Director of Risks	Male	2018
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer	Male	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	Male	2011
Juan Ramón Jiménez Lorenzo	Chief Audit Executive	Male	2018
Didier Mena Campos	Chief Financial Officer	Male	2016
Alejandro Diego Cecchi González	Deputy General Director of Business Strategy	Male	2017
Carlos Hajj Aboumrad	Deputy General Director of Corporate Resources and Recoveries	Male	2016
Jorge Alberto Zenteno Cervantes	Deputy General Director of Specialized Business	Male	2017
Pablo Elek Hansberg	Deputy General Director of Retail	Male	2017
Juan Ignacio Echeverría Fernández	Executive Director of Human Resources	Male	2016
Maria Fuencisla Gómez Martín	Executive Director of Digital Banking	Female	2018
Jesús Santiago Martin Juarez	Executive Director of Operations and Process	Male	2017

Octaviano Carlos Couttolenc Mestre	Deputy General Director of Corporate and Investment Banking	Male	2020

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

Carlos Hajj Aboumrad has served as Deputy General Director of Corporate Resources and Recoveries since July 2016, and he has served as Executive Director since February 2016. Prior to joining the Santander Group, Mr. Hajj was the General Director of Constructora Hifedar in 2016, general Director of Grupo Comercial F.N., from 2013 to 2015. Mr. Hajj, began his career in Grupo Carso, as General Director of Sears de México, Dorians Tijuana, Argos Comunicación, Artes Gráficas Unidas and galas de México from 1988 to 2012. He has served on the boards of directors of Banco Inbursa, Arrendadora Inbursa, Sociedad Financiera Inbursa, Grupo Carso, Grupo Sanborns, Porcelanite, Artes Gráficas Unidas, Sears Roebuck de Mexico and Sears Operadora México. He has a degree in public accounting from the Universidad Nacional Autónoma de Mexico.

Jorge Alberto Zenteno Cervantes has served as Deputy General Director of Specialized Business since June 2019. Prior to this appointment, he served as Deputy General Director of Banco Santander México’s new digital, creative and collaborative space, in Spanish known as the fábrica digital, or the “Digital Factory”, from 2017 to 2019. Previously, he was the Executive Director of Retail Strategic Projects and Payroll in August 2016. He started working at Banco Santander México in 1995, serving in various roles, responsibilities such as: Director of Corporate Finance, Executive Director of the Business Banking Segment, as well as Executive Director in products and marketing for individuals and SMEs. Additionally he occupied the South Metropolitan Regional Executive Office and the Institutions Segment. For two years he worked at Santander USA as Audit Director and Segment and Pymes Business Director. Mr. Zenteno is an Industrial Engineer with a degree from the Universidad Panamericana and has a Management program certificate from the Pan American Institute of Senior Management (IPADE).

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

Juan Ignacio Echeverría Fernández was appointed Executive Director of Human Resources in October 2016. During his 22 years of career he has worked in the following positions: Head of Administrative Logistics in Banamex, S.A. from 1996 to 1997, Banker in Corporate Banking Banamex, S.A. during 1997 to 2000, Regional Director in Citibank Mexico from 2000 to 2001, Deputy Director of District Banamex, Citigroup from 2001 to 2005, Sub director Patrimonial Banamex Citigroup from 2005 to 2007, Director of Commercial Strategy, Banco Santander México from 2007 to 2008, Director of Administration and Compensation Human Resources, Banco Santander México from 2008 to 2011, Executive Director of Administration and Compensation, Banco Santander México during the period of 2011 to 2016. Mr. Echeverria Fernández has a degree in business administration from Universidad Anáhuac del Sur and a MBA from the University of Iowa.

Maria Fuencisla Gómez Martín was appointed Executive Director of Digital Banking in 2018. Prior to joining Santander Mexico, Ms. Gómez was Vice President of Digital Banking at Scotia Bank from 2016 to 2018, with responsibility for digital transformation, omnichannel strategy and digital products, and Chief Commercial Officer of Interjet Airlines from 2013 to 2016, with responsibility for managing distribution channels, customer service, marketing, revenue management and network planning. Prior to joining Interjet, Ms. Gómez was Director of E-Commerce at Liverpool in 2011 and a general manager at Amadeus IT Group Mexico. Ms. Gómez holds a B.A. in Computer Science and a Master’s degree in Information

Management from Universidad Pontificia Comillas, a Master’s degree in Digital Marketing and E-Commerce from the Universitat de Barcelona and an MBA from the Escuela Europea de Negocios.

Santiago Martín Juárez was appointed Executive Director of Operations and Process in 2019. Prior to his current role, Mr. Juarez was Executive Director of Operations and Executive Director of Digital Banking in 2018. Before joining Santander Mexico, Mr. Martín Juarez held several positions at Banco Popular Español, including Director of Organization and Projects (2017), Director of Business Development (2016), Regional Director in Madrid (2011 - 2015), Commercial Director (2013), Chief Information Officer (2005 - 2009), among others. In addition, he served as Vice President at Banco Popular Portugal (2009 - 2011). Mr. Martín Juárez graduated with a degree in Geography and History from the Complutense University of Madrid and holds certificates from various Senior Management programs, including from the International Business School at IESE.

Octaviano Couttolenc Mestre has served as Deputy General Director of Corporate and Investment Banking (SCIB) since January 2020. Mr. Couttolenc joined SCIB in 2007 and has served in diverse corporate and investment banking roles in the Santander Group. Mr. Couttolenc has more than 30 years of experience in the financial sector, serving in leadership positions at Casa de Bolsa Inverlat and Citibank Mexico prior to joining the Santander Group.  Mr. Couttollenc has experience in mergers and acquisitions, capital markets, project finance, trade solutions and syndicated loans. Mr. Couttolenc holds a degree in Industrial Engineering from Universidad Iberoamericana and an MBA from the McCombs School of Business at the University of Texas.

B.  Compensation

The Bank considers as key management personnel the directors, the executive officers and the members of our audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. The aggregate amount of compensation and benefits to our executive officers during fiscal year 2019 was Ps.454 million. For the same period, the independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and our board of directors received an aggregate compensation of Ps.21.45. Only independent directors receive compensation for their duties.

We are not required under Mexican law to disclose on an individual basis the compensation of our executive officers, directors or committee members, and we do not otherwise publicly disclose such information.

The main benefits paid to the executive officers are: salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.522 million as of December 31, 2019.

Long-term compensation plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander Parent.

As a result of the Corporate Restructuring (for additional information on the corporate restructuring, see Note 3.5 of our audited financial statements), the Long-term incentive plan 2015 of the Bank has been settled through its own equity instruments starting January 1, 2018. Accordingly the Long-term incentive plan 2015 changed from a cash-settled transaction to an equity-settled transaction. The initial fair value of the Long-term incentive plan 2015 amounted to Ps.86 million. As of December 31, 2019 the fair value of the Long-term incentive plan 2015 is Ps.5 million.

During 2018 and 2019, the Bank recognized Ps.16 million and Ps.5 million, respectively, in the consolidated income statement with respect to this plan.

For more information on personnel expenses relating to the Long-term incentive plan 2015, see Note 42.c to our audited financial statements included elsewhere in this Report.

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

In 2018 and 2019, the Bank recognized in the consolidated income statement an amount of Ps.184 million and Ps.226 million, respectively, for the bonus of the beneficiaries.

See Note 42.d to our audited financial statements included elsewhere in this Report for more details regarding the payment policies for the bonus of the beneficiaries.

C.  Board Practices

Our directors and alternate directors are elected for one-year terms at our ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board of Directors despite the expiration of their term until new members of the Board of Directors have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors that were elected by our Series B shareholders, were elected at our general annual shareholders’ meeting on April 29, 2019 for a period of one year, other than Mr. Montemayor Zambrano who was appointed to fill a vacancy of the Board of Directors, starting on February 1, 2020. The members of the Board of Directors selected by our Series F shareholders were elected at our general shareholders’ meeting on November 28, 2019, for a period of one year.

The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees, which report to the Board of Directors:

·	Audit Committee;
·	Corporate Practices, Nominating and Compensation Committee;
·	Comprehensive Risk Management Committee;
·	Remuneration Committee; and
·	Communication and Control Committee.

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

Corporate Practices, Nominating and Compensation Committee

The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

·	policies and guidelines for the use or enjoyment of our property;
·	policies for loans and other transactions with related parties;
·	policies for exempting related party transactions from authorization;
·	policymaking relating to disclosure;
·	transactions with employees;
·	unusual or non-recurring transactions;
·	appointment, dismissal and compensation of the Chief Executive Officer;
·	appointment and compensation of executive officers;

·	policies that set limits on the authority of the Chief Executive Officer and executive officers;
·	organization of human resources;
·	waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;
·	policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;
·	proposed compensation to directors and members of committees;
·	monitoring compliance of established corporate practices and compliance with all applicable laws or regulations;
·	presenting a report to the Board of Directors, based on reports of the activities of the Chief Executive Officer and the internal committees; and
·	proposing appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.

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

The current members of our Comprehensive Risk Management Committee are:

Members	Position
Cesar Augusto Montemayor Zambrano	Independent Director and President of the Comprehensive Risk Management Committee
Marcos Alejandro Martínez Gavica*	Chairman of the Board
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer.
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Angel Rivera Congosto*	Vice-president of Retail Banking
Didier Mena Campos*	Chief Financial Officer
Juan Ramón Jimenez Lorenzo*	Executive General Director of Internal Audit
Fernando Borja Mujica*	Deputy General Legal and Compliance Director
Guillermo Jorge Quiroz Abed	Independent Director
Ricardo Alonso Fernández	Deputy General Director of Risks
Octaviano Carlos Couttolenc Mestre	Deputy General Director of Corporate and Investment Banking

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

Our Remuneration Committee charter provides that:

·	it must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding;
·	at least one member must have knowledge and experience in risk management or internal controls;
·	the person responsible for the Comprehensive Risk Management Unit shall be a member;
·	a representative from the Human Resources division shall be a member;

·	a representative from the Financial Planning or Budget Division shall be a member; and
·	the internal auditor may participate without voting rights.

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

Communication and Control Committee

The main functions of the Communication and Control Committee are to ensure compliance with the Money Laundering and Terrorist Financing Prevention System (AML / TF), as well as to determine whether certain activities/transactions are considered suspicious and should therefore be reported to the authorities. The Committee also approves the internal rules and procedures regarding AML / TF, for later presentation to the Audit Committee, reviews relevant issues and approves employee training programs, and defines the criteria for the classification of customers based on their risk level, among others.

In general, this committee is composed of top level managers from the following areas: Business, Legal, Compliance, Risks, Internal Audit, among others.

The current members of the Communication and Control Committee are the following:

Name	Position
Fernando Borja Mujica	Deputy General Legal and Compliance Director
José Gonzalo Lopez Mackinley	Business, Audit and Compliance
Ismael Villaruel Alvarez	Director of Commercial Network
Juan Ramón Jiménez Lorenzo*	Executive General Director of Internal Audit
Juan Manuel Posada Falomir	Executive Director Regulation and Products
Francisco Jose Ruiz de Hudobro Garza Ramos	Chief Compliance Officer
Manuel Olivier Montenegro Flores	Compliance Officer
Oscar José Hernando Moliner	Executive Director of Non-Financial Risks

*No voting rights.

D.  Employees

As of December 31, 2019, we had 15,857 employees, an approximately 1.0% decrease since December 31, 2018. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 3,509 or  22.1%, were members of the Banco Santander México labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2019. We negotiate salaries with our union on an annual basis and benefits every two years (general working conditions), as required under Mexican law. In 2019 and in 2018, the collective bargaining agreement relating to salaries was renewed and in 2019 the benefits was renewed. Our collective bargaining agreement applies only to our unionized employees. While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ. As of December 31, 2019, the Bank had 111 temporary employees, which represented 0.7% of our total employees.

The following chart summarizes the number and type of our employees as of December 31, 2017, 2018 and 2019.

	As of December 31,
Employees	2017	2018	2019
Executives	108	118	118
Professionals	7,229	8,024	8,101
Administrative	7,779	7,874	7,638
Total	15,116	16,016	15,857

E.  Share Ownership

The following table provides the names of our directors and executive officers, indicating who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Marcos Alejandro Martínez Gavica	81,478	(1)	(1)
Héctor Blas Grisi Checa	—	—	—
Rodrigo Brand de Lara	134,158	(1)	(1)
Francisco Javier García-Carranza Benjumea	—	—	—
Magdalena Sofia Salarich Fernandez de Valderrama	—	—	—
Ángel Rivera Congosto	146,613	(1)	(1)
Didier Mena Campos	99,582	(1)	(1)
Emilio de Eusebio Saiz	—	—	—
César Augusto Montemayor Zambrano	—	—	—
Joaquin Vargas Guajardo	—	—	—
Guillermo Jorge Quiroz Abed	—	—	—
Juan Ignacio Gallardo Thurlow	—	—	—
María de Lourdes Melgar Palacios	—	—	—
Bárbara Garza Laguera Gonda	—	—	—
José Eduardo Carredano Fernández	—	—	—
Jesús Federico Reyes Heroles González Garza	—	—	—
Fernando Benjamín Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	—	—	—
Gina Lorenza Diez Barroso Azcárraga	—	—	—
Rogelio Zambrano Lozano	—	—	—
Antonio Purón Mier y Terán	—	—	—
Guillermo Francisco Vogel Hinojosa	—	—	—
Fernando Borja Mujica	18,040	(1)	(1)
Jorge Arturo Arce Gama	—	—	—
Ricardo Alonso Fernandez	40,640	(1)	(1)
Pablo Fernando Quesada Gómez	114,345	(1)	(1)
Juan Ramón Jiménez Lorenzo	—	—	—
Alejandro Diego Cecchi González	2,497	(1)	(1)
Carlos Hajj Aboumrad	—	—	—
Jorge Alberto Zenteno Cervantes	53,476	(1)	(1)
Pablo Elek Hansberg	—	—	—
Juan Ignacio Echeverría Fernández	45,515	(1)	(1)
Javier Castrillo Penadés	—	—	—
Maria Fuencisla Gómez Martin	—	—	—
Jesús Santiago Martin Juarez	—	—	—
Octaviano Carlos Couttolenc Mestre	—	—	—

(1)Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of the date of this Report, our holding company, Grupo Financiero Santander México, directly owns approximately 74.96% of our total capital stock. Banco Santander Parent owns 100% of the capital stock of Grupo Financiero Santander México. Banco Santander Parent also directly owns 16.69%, and as a result is our controlling shareholder with a total aggregate ownership of 91.65% of our share capital. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2019, based on publicly available annual reports. The Santander Group had a gross margin of €49,229 million, CET1 fully loaded capital ratio of 11.65% and a market capitalization of €61,986 million as of December 31, 2019, and net income attributable to shareholders of €6,515 million in 2019. As of December 31, 2019, the Santander Group had 11,952 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

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

The following table presents the beneficial ownership of our capital stock as of the date of this Report.

		Percentage of		Percentage of		Percentage of
	Series	Outstanding Series	Series B	Outstanding Series	Total Number	Total Capital
Name	F Shares(1)	F Shares	Shares(1)	B Shares	of Shares(1)	Stock
Grupo Financiero Santander México, S.A. de C.V.	3,464,309,145	100.00%	1,623,491,117	48.86%	5,087,800,262	74.96%
Banco Santander, S.A.	—	0.00%	1,132,168,074	34.07%	1,132,168,074	16.69%
Santander Global Facilities, S.A. de C.V.	—	—	1,340	0.01%	1,340	0.00%
Minority shareholders	—	—	567,024,681	17.06%	567,024,681	8.35%
Total Capital Stock	3,464,309,145	100.00%	3,322,685,212	100.00%	6,786,994,357	100.00%

(1)	Number of shares represented by Total Shareholders’ Equity does not include shares held in treasury.
(2)	Based on par value of Ps.3.780782962 per share.

According to our depository bank, as of the date of this annual report, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of the date of this annual report, there were a total of 86 ADR holders of record and 147,680,203 ADRs outstanding, representing 738,401,015 Series B shares or 17.1% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

On October 30, 2017, we filed a registration statement on Form F-4 to register our Series B shares in connection with our merger with our Former Holding Company. The registration statement was declared effective on December 7, 2017. On January 29, 2018, as a result of the Merger, the Former Holding Company’s shares were cancelled and each shareholder of the Former Holding Company received one share of Banco Santander México. Immediately upon effectiveness of the Merger, Banco Santander Parent contributed all of the shares it held in Banco Santander México to our holding company, Grupo Financiero Santander México, which was incorporated by Banco Santander Parent as a new holding company in Mexico wholly owned by Banco Santander Parent. As a result of such contribution, our holding company owns 74.96% of our capital stock.

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent directly owns 16.69% of our Series B shares and in the aggregate owns 91.65% of our share capital.

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

As of December 31, 2019, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.115,987 (U.S.$6,149 million), respectively, which included loans granted to our subsidiaries Santander Consumo, Santander Vivienda and Santander Inclusión Financiera for Ps.45,500 million (U.S.$2,412 million), Ps.50,015 million (U.S.$2,651 million) and Ps.245 (U.S.$13 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, all of the loans granted to related parties have a credit quality of A1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

We have granted loans to our directors (excluding directors who are also executive officers) of Ps.0.6 million, Ps.0.6 million and Ps.0.6 million as of December 31, 2017, 2018 and 2019, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.27 million, Ps.48 million and Ps.102 million as of December 31, 2017, 2018 and 2019, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2017, 2018 and 2019, 67%, 82% and 88% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

·

The applicable interest rate for each of these loans is the 28‑day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2019 was 8.31%.

·	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2019
Nature of loan and transaction	Mortgage (1)		Credit lines (2)
in which incurred	Largest amount		Amount		Largest amount		Amount		Total amount
	outstanding (3)		outstanding		outstanding (3)		outstanding		outstanding
	(Millions of pesos)
Officer 1	Ps.	20.00	Ps.	19.99	Ps.	—	Ps.	—	Ps.	19.99
Officer 2		18.00		17.64		1.00		0.42		18.06
Officer 3		—		—		1.00		0.56		0.56
Officer 4		—		—		1.50		1.38		1.38
Officer 5		—		—		1.00		0.61		0.61
Officer 6		14.26		10.46		1.00		0.61		11.07
Officer 7		14.72		12.91		0.75		0.46		13.37
Officer 8		17.71		17.67		—		—		17.67
Officer 9		6.96		6.37		—		—		6.37
Officer 10		—		—		0.65		0.35		0.35
Total	Ps.	91.65	Ps.	85.03	Ps.	6.90	Ps.	4.39	Ps.	89.42

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2019.
(2)

Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2019.

(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.), Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V. Prior to the Merger, we also entered into agreements with the Former Holding Company and our affiliate Casa de Bolsa Santander, S.A. de C.V. We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

·

Ingeniería de Software Bancario, S.L., or ISBAN, for the provision of IT services such as project development, quality plans, remediation plans, maintenance of application software, functional support of various applications and consulting;

·

Produban Servicios Informáticos Generales, S.L., or Produban, for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;

·	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;
·	Geoban, S.A., or Geoban, for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and
·	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

In December 2016, we issued the Back-to-Back notes in an aggregate principal amount of U.S.$500,000,000, 100% of which was purchased by the Former Holding Company. At the same time, the Former Holding Company issued the AT1 Notes in the same principal amount as the aggregate principal amount of the Back-to-Back notes and with substantially the same terms and conditions as the Back-to-Back notes. Banco Santander Parent purchased U.S.$441,095,000 aggregate principal amount of the AT1 Notes. In connection with the Merger, the Back-to-Back notes were cancelled and we assumed all of the payment and other obligations of the Former Holding Company under the AT1 Notes. See “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Debt Securities Outstanding—The Additional Tier 1 Capital Notes.”

In October 2018, we issued Basel III-compliant Tier 2 Subordinated Preferred Capital Notes due 2028 in an aggregate principal amount of U.S.$1.3 billion. Banco Santander Parent purchased 75% or U.S.$975 million of the aggregate principal amount of the 2028 notes. See “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Debt Securities Outstanding—2028 Notes.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2017, 2018 and 2019:

	As of
	December 31, 2017				December 31, 2018				December 31, 2019
	Ultimate Parent		Other Related		Ultimate Parent		Other Related		Ultimate Parent		Other Related
	Company		Party		Company		Party		Company		Party
ASSETS
Financial assets held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	Ps.	73,593	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Abbey National Treasury Services plc.		—		12		—		—		—		—
Other		—		2		—		—		—		—
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)		—		—		69,178		—		60,737		—
Banco Santander - Chile										—		138
Other		—		—		—		9		—		—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions –
Of which -
Banco Santander, S.A. (Spain)		—		—		13,127		—		—		—
Other		—		—		—		—		—		—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		2,090		—		2,178		—		1,915
Other		—		—		—		—		—		—
Available for sale financial assets -
Of which -
Grupo Financiero Santander México, S.A. de C.V.		—		248		—		—		—		—
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)		—		—		3,472		—		11,334		—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.		—		—		—		1,296		—		2,204
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		—		—		1,745		—		1,687
Key management personnel		—		—		—		2,430		—		2,992
Loans and receivables -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)		997		—		—		—		—		—
Banco Santander Rio, S.A.		—		194		—		—		—		—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.		—		1,176		—		—		—		—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		1,674		—		—		—		—
Key management personnel		—		3,666		—		—		—		—
Other Intangible assets -
Of which -
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)		—		2,811		—		3,403		—		4,120
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		533		—		864		—		809
Ingeniería de Software Bancario, S.L.		—		443		—		—		—		—
Santander Back-Offices Globales Mayoristas, S.A.		—		74		—		78		—		78
Santander Tecnología México, S.A. de C.V. (formerly Isban Brasil, S.A.)		—		11		—		11		—		11
OTHER ASSETS
Of which -
Santander Issuances, S.A.		—		—		—		—		—		—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		21		—		—		—		—
Santander Digital Assets, SL												53
Abbey National Treasury Services plc.		—		76		—		—		—		—
Zurich Santander Seguros México, S.A.		—		1,053		—		1,108		—		1,278
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		156		—		153		—		163
Other		—		12		—		63		—		65

LIABILITIES AND EQUITY
Financial liabilities held for trading -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)		43,827		—		—		—		—		—
Banco Santander International		—		25		—		—		—		—
Abbey National Treasury Services plc.		—		75		—		—		—		—
Other		—		—		—		—		—		—
Short positions -
Of which -
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		5,002		—		—		—		—
Financial liabilities at fair value through profit or loss -

	As of
	December 31, 2017		December 31, 2018		December 31, 2019
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	—	—	37,082	—	51,998	—
Banco Santander International	—	—	—	3	—	—
Other	—	—	—	2	—	—
Other financial liabilities at fair value through profit or loss-
Of which -
Customer deposits - Repurchase agreements
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	19,333	—	9,270	—	5,010
Banco S3 México, S.A., Institución de Banca Múltiple	—	1,651	—	—	—	—
Grupo Financiero Santander México, S.A. de C.V.	—	71	—	—	—	—
Other	—	5	—	17	—	18
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	32,559	—	34,525	—	10,598	—
Banco Santander (Brasil) S.A.						213
Other	—	75	—	87	—	84
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	21,738	—	28,109	—	26,987	—
Grupo Financiero Santander México, S.A. de C.V.	—	9,831	—	—	—	—
Customer deposits -
Of which -
Abbey National Treasury Services plc.	—	—	—	—	—	—
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	515	—	—	—	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	—	—	—	—	—
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	145	—	153	—	73
Grupo Financiero Santander México, S.A. de C.V.	—	176	—	—	—	18
Santander Global Facilities, S.A. de C.V.	—	620	—	335	—	411
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	179	—	49	—	35
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	406	—	377	—	445
Grupo Alcanza	—	—	—	—	—	—
Santander Capital Structuring	—	186	—	379	—	217
Other (*)	—	234	—	1,350	—	1,057
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	1,182	—	969	—	930	—
Other	—	15	—	11	—	29
Other financial liabilities -
Banco Santander, S.A. (Spain)	1,366	—	686	—	656	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	59	—	37	—	90
Santander Investment Securities Inc.	—	—	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	—	—	408	—	493
Other	—	66	—	56	—	61
OTHER LIABILITIES
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	43	—	58
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	409	—	128	—	972
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	184	—	—	—	—
Santander Back-offices Globales Mayorista	—	18	—	—	—	16
Ingeniería de Software Bancario, S.L.	—	75	—	—	—	—
Other	—	4	—	4	—	11

(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

(*)As of December 31, 2019 and 2018, includes Ps.940 million and Ps.1,112 million, respectively, related to key management personnel transactions.

The following table set forth our income and expense from related parties for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017				2018				2019
	Ultimate Parent		Other Related		Ultimate Parent		Other Related		Ultimate Parent		Other Related
	Company		Party		Company		Party		Company		Party
	(Millions of pesos)
INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	Ps.	—	Ps.	—	Ps.	144	Ps.	—	Ps.	22	Ps.	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		86		—		107		—		112
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		95		—		127		—		91
Santander Capital Structuring, S.A. de C.V.		—		—		—		120		—		164
Other		—		93		—		1		—		1
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)		1,440		—		1,765		—		1,536		—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		1,449		—		1,824		—		669
Grupo Financiero Santander México, S.A. de C.V.		—		16		—		—		—		—
Banco S3 México, S.A., Institución de Banca Múltiple		—		12		—		44		—		37
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		7		—		7		—		—
Santander Global Facilities, S.A. de C.V.		—		28		—		32		—		38
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)		—		28		—		—		—		—
Other		—		35		—		45		—		39
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)		7		—		6		—		12		—
Santander Investment Securities Inc.		—		10		—		6		—		—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		—		—		292		—		115
Zurich Santander Seguros México, S.A.		—		4,219		—		4,645		—		4,986
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		1,585		—		1,564		—		1,567
Other		—		9		—		—		—		39
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)		15		—		2		—		2		—
Santander Global Facilities, S.A. de C.V.		—		15		—		—		—		161
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		—		—		60		—		105
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		—		—		—		—		31
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		66		—		16		—		14
Santander Investment Securities Inc.		—		—		—		—		—		—
Other		—		—		—		8		—		—
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)		(4,346)		—		2,145		—		(19,135)		—
Banco Santander - Chile		—		—		—		—		—		134
Abbey National Treasury Services plc.		—		(739)		—		56		—		—
Other		—		19		—		19		—		12
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.		—		46		—		44		—		37
Santander Digital Assets, SL												62
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México		—		28		—		113		—		53

	For the year ended December 31,
	2017		2018		2019
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
	(Millions of pesos)
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	—	—	62	—	69
Other	—	10	—	29	—	44

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)	66	—	335	—	398	—
Produban Servicios Informáticos Generales, S.L.	—	1,601	—	1,804	—	2,147
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	188	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	366	—	517	—	368
Ingeniería de Software Bancario, S.L.	—	165	—	—	—	—
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	53	—	54	—	59
Santander Back-offices Globales Mayorista, S.A.	—	61	—	47	—	49
Universia México, S.A. de C.V.	—	—	—	—	—	22
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	—	—	88	—	—
Santander Global Operations, S.A. (antes Geoban, S.A.)	—	77	—	75	—	60
Aquanima México, S. de R.L. de C.V.	—	45	—	53	—	71
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	119	—	7	—	—
Other	—	34	—	34	—	30

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

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2019, we have recognized Ps.1,558 million (U.S.$83 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e to our financial statements included elsewhere in this Report.

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

Dividends and Dividend Policy

On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share. On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million equal to Ps.0.7292 per share. On May 28, 2019, we paid a dividend of Ps.4,843 million equal to Ps.0.7135 per share. On December 27, 2019, we paid a dividend of Ps.5,450 million equal to Ps.0.8030 per share.

Our current dividend policy was approved by our Board of Directors on October 31, 2019, and seeks to define the criteria for the Bank's distributable benefits and is an element to consider in setting the capital objectives and capital planning of Banco Santander México, which must be consistent with the Santander Group's capital planning. The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

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

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2019, Banco Santander México (on an individual basis) had set aside Ps.9,616 million in legal reserves compared to paid-in capital of Ps.25,660 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.  Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offering and Listing Details

Our ADSs are currently traded on the NYSE, under the symbol “BSMX”. Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol “BSMX”.

B.  Plan of Distribution

Not applicable.

C.  Markets

Before de Merger, the Former Holding Company’s Series B shares were traded on the BMV under the symbol “SANMEX”. The listing of the Former Holding Company’s Series B shares on the BMV was cancelled on January 26, 2018.

On January 29, 2018 upon consummation of the Merger, our ADSs representing Series B shares began to trade on the NYSE. Our ADSs are listed on the NYSE under the symbol “BSMX”. Our Series B shares currently trade on the Mexican Stock Exchange under the symbol “BSMX”. For information regarding the price history of our ADSs and Series B shares, see “—A. Offering and Listing Details.”

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (BMV), located in Mexico City, is one of two stock exchanges in Mexico (the other stock exchange being BIVA). Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly traded variable capital corporation. Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain U.S. markets.

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

In particular, the Mexican Securities Market Law:

·

establishes the publicly traded variable stock corporation (sociedad anónima bursátil), a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law, but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;

·	includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in Mexico;
·	includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;
·	establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;
·	expands and strengthens the role of the board of directors of public companies;
·

defines the standards applicable to the Board of Directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);

·	generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;
·	improves the rights of minority shareholders and sets forth the requirements for shareholders’ derivative suits;
·	defines applicable sanctions for violations under the Mexican Securities Market Law;
·	regulates certain Mexican securities traded in the Mexican securities market, including certificados bursátiles; and

·	fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

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

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and to provide periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

·	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 or June 30 (depending on the listed security) of each year;
·	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
·	monthly reports, only with respect to certain securities and under certain circumstances, within 15 days following the end of each month;
·	reports disclosing material information promptly;

·

reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders’ meeting or the Board of Directors; and

·	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries’) assets by related persons.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers’ share price. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

·	the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);
·	the information is related to incomplete transactions;
·	there is no misleading public information relating to the material event; and
·	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, under the Mexican Securities Market Law and the General Regulations, the Mexican Stock Exchange may suspend trading in an issuer’s securities:

·	if the issuer does not disclose a material event;
·	if the issuer provides incomplete or confusing information with respect to the securities or if such information does not comply with the requirements set forth in the General Provisions;
·	to prevent disorderly conditions or transactions that jeopardize sound market uses, customs and practices (sanos usos y prácticas del mercado) with respect to the securities; or
·	if the issuer ceases to comply with the requirements to maintain the trading of the securities.

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

Furthermore, the CNBV may request that the Mexican Stock Exchange suspends the trading of the issuer’s securities for 60 business days, in order to prevent disorderly conditions or transactions that jeopardize sound market uses, customs and practices (sanos usos y prácticas del mercado) or when the issuer fails to comply with the provisions of the Mexican Securities Market Law or the General Provisions.

Certain Disclosures

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities:

·	members of a listed issuer’s Board of Directors;
·	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;
·	certain advisors;
·	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and
·	other insiders.

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

Anti-Takeover Protections

The Mexican Securities Market Law provides that publicly traded companies may include anti-takeover provisions in their bylaws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against the approval of such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party. Our bylaws do not include any such provisions.

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

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

·	determine general strategies applicable to the issuer;

·	approve guidelines for the use of corporate assets;
·	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;
·

approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

·	approve the appointment or removal of the chief executive officer;
·	approve accounting and internal control policies; and
·	approve policies for disclosure of information.

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

We are currently organized as a corporation (sociedad anónima) under the laws of Mexico. A copy of our draft bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this Report. Our corporate domicile is Mexico City, and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Alcaldía Alvaro Obregón, Ciudad de México, Mexico. Our telephone number is +55 5257‑8000.

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

As of the date of this Report, our capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, we have 331,811,068 Series F shares and 318,188,932 Series B shares authorized, unsubscribed and held in treasury.

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

Repurchase Fund

The Board of Directors of Banco Santander México at its meeting held on January 25, 2018, approved the “Shares Acquisition and Placement Policy”, and by means of the Ordinary Shareholders Meeting dated February 21, 2018, the Bank’s Repurchase Fund was approved with an amount of approximately Ps.12,800 million pesos. The Repurchase Fund was established on May 22, 2018. As of December 31, 2019, 5,671,453 shares had been repurchased pursuant to this fund for an aggregate amount of Ps.146.5 million (calculated using a price of Ps.25.83 per share, the closing price of our shares on the BMV as of December 31, 2019).

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

Shareholders’ Meetings

Calls

Under Mexican law and our bylaws, shareholders’ meetings may be called by:

·	our Board of Directors;
·

shareholders representing at least 10% of our outstanding capital stock who request that the Chairman of our Board of Directors or the Chairman of either our Corporate Practices Committee or Audit Committee call a shareholder meeting;

·	a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;
·	the Audit Committee and the Corporate Practices Committee; and
·

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

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

·	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;
·	elect or ratify directors;
·	appoint or ratify the Chairmen of the Audit Committee and the Corporate Practices Committee;
·	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;
·	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and
·	determine the maximum amount of funds allocated to share repurchases;

General extraordinary shareholders’ meetings will be those called to consider:

·	an extension of our duration or voluntary dissolution;
·	an increase or decrease in our capital stock;
·	any change in our corporate purpose or nationality;
·	any merger, spin-off or transformation into another type of company;
·	any issuance of preferred stock;
·	the redemption of shares with retained earnings;
·	any amendment to our bylaws;
·	any amendment to our Statutory Responsibilities Agreement;
·	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems); or
·	the issuance of treasury shares for its further issuance in the stock markets.

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

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, for approval at our ordinary shareholders’ meeting. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares. The remaining balance, if any, may be distributed as dividends.

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

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by the public, provided that:

·	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;
·

subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and

·	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Election of Directors

Our Board of Directors may consist of up to 15 members and currently consists of eleven directors and eleven alternate directors. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law and the Mexican Banking Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

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

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections will include provisions that permit:

·	holders of at least 10% of our outstanding capital stock:
·	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting,
·	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed, and
·	to appoint one member of our Board of Directors and one alternate member of our Board of Directors;
·

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

·

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

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders’ or Board of Directors’ meeting, or has the ability to appoint a majority of the members of our Board of Directors. Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

·	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or
·	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

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

Mergers, Consolidations and Similar Arrangements

Under Mexican law, mergers, spin-offs, transformations or other similar reorganizations must be approved by the extraordinary general shareholders’ meeting. Pursuant to the Mexican Corporations Law, shareholders are not entitled to appraisal rights.

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

Transfer Restrictions

In accordance with the Mexican Banking Law, the Mexican Securities Market Law and our by-laws, any person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, acquire our Series B shares, in terms of article 17 of the Mexican Banking Law.  In case any person(s) or entity(ies) intend to acquire directly or indirectly more than 5% (five percent) of our Series B shares or grant a guarantee on the shares representing such percentage, the prior authorization of the CNBV is required. In case a person or a group of persons (shareholders or not) intend to purchase 20% (twenty percent) or more of our Series B  shares or to obtain the Bank’s control, the prior authorization of the CNBV is required.

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

·

prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

·

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

·

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

C.  Material Contracts

Collaboration Agreement.- Immediately following the Merger, we sold all of the shares we held in the Former Holding Company’s brokerage subsidiary, Casa de Bolsa as a result of the Merger to our holding company, Grupo Financiero Santander México, S.A. de C.V. In connection with the sale, we entered into a collaboration agreement on January 2, 2018 with Casa de Bolsa pursuant to which Casa de Bolsa has agreed to perform certain brokerage transactions on our behalf that we are not legally able to provide or perform as a commercial bank and we have agreed to pay Casa de Bolsa commissions for the performance of such transactions. The agreement has an indefinite term and can be cancelled by either party upon 30 days’ notice. The collaboration agreement is included as Exhibit 4.2 to this Annual Report.

Purchase and Sale Agreement.- On January 2, 2018, we sold our custodial business Parent to Banco S3, a subsidiary of Banco Santander, our controlling shareholder, pursuant to a purchase and sale agreement. Pursuant to the agreement, Banco S3 paid us a purchase price of Ps.850 million in exchange for the transfer of all rights, obligations and assets comprising our custodial business. Pursuant to the agreement, we agreed not to compete with Banco S3 for a 20-year period and agreed to refer business for custodial services to Banco S3. The purchase and sale agreement is included as Exhibit 4.1 to this Annual Report.

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

For purposes of Mexican taxation:

·

an individual is a resident of Mexico for tax purposes, if such individual has established his or her primary residence in Mexico. In the event such individual has a home or domicile in another country, then the individual will be considered a resident of Mexico for tax purposes if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico. This will be deemed to occur if (i) more than 50.0% of his or her aggregate annual income derives from Mexican sources, or (ii) the main center of his or her professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;

·

unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico for tax purposes if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and

·

a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) qualifies as a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico. If a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) or an individual has a permanent establishment in Mexico, any and all income attributable to that permanent establishment of such resident should be subject to Mexican income tax, in accordance with applicable tax provisions.

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

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Series B shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds ADSs or Series B shares as capital assets for tax purposes (generally property held for investment). In addition, it does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and differing tax consequences applicable to you if you are, for instance:

·	a financial institution;
·	a dealer or trader in securities;
·	holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;
·	a person whose functional currency is not the U.S. dollar;
·	a partnership for U.S. federal income tax purposes;
·	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
·	a person that owns or is deemed to own ten percent or more of our stock by vote or value;
·	a person who acquired our ADSs or Series B shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
·	holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Tax Treaty and is:

·	a citizen or individual resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
·	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2019. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management. For further information on market risk and risk management, see Note 48 to our audited financial statements included elsewhere in this Report.

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

The Comprehensive Risk Management Committee proposes to the Board of Directors, for their approval:

·	objectives, policies and procedures for the general management of risks;
·	risk exposure limits (on a consolidated basis, for each business unit and for each type of risk); and
·	strategies for assigning resources related to the execution of operations.

In addition, the Comprehensive Risk Management Committee approves:

·	methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed;
·	models, parameters and scenarios used to measure and control risk; and
·	Execution of new transactions and services that involve risks.

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

Regulatory Review Process

We are subject to the CNBV’s ordinary regulatory review process, specified in regulations that govern the CNBV’s supervisory activities, which includes the annual evaluation of our risk models and risk management. This annual review comprises the following steps:

·	The CNBV sends us an official notice stating the date on which its inspection visit will take place, the purpose of the inspection and the initial documents that will be subject to review.
·	The CNBV sends us an official notice confirming the date on which the inspection visit will take place.
·

The inspection visit takes place on the scheduled date at our offices. The visit includes review of information, interviews with officers and additional requests for information. The visit is generally conducted in a fashion that permits dialogue between us and those officers of the CNBV conducting the review.

·

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

·	We are entitled to respond to the observations set forth in the CNBV’s official report, including by expressing our disagreement with conclusions reached by the CNBV.
·

After receipt of our responses, the CNBV issues a final report, setting forth its agreement or disagreement with the responses and the information provided. This final report confirms the conclusion of the termination of the annual inspection process. If we disagree with the CNBV’s conclusions, we are entitled to initiate an administrative or judicial action against any such conclusions.

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

·	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;
·	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;
·	investing in assets or instruments, the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and
·	all trading and non-trading activities, which involve liquidity risk.

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

Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests). These simulations are generated in two ways:

·	by applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence; and
·	by applying to the risk factors changes that depend on the volatility of each risk factor.

We perform back-testing every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated. Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see Note 48 to our audited financial statements included elsewhere in this Report.

The table below presents our portfolios as of December 31, 2018 and 2019:

	At December 31,
	2018			2019
	VaR		Percentage of net	VaR		Percentage of net
	(thousands of pesos)		capital (%)	(thousands of pesos)		capital (%)
Trading desks	Ps.	69,112.34	0.06%	Ps.	74,454.93	0.06%
Market Making		71,946.74	0.06%		26,870.43	0.02%
Proprietary Trading		8,718.01	0.01%		4,701.85	0.00%
Risk factor
Interest Rate		54,636.66	0.04%		49,297.14	0.04%
Foreign Exchange		65,249.50	0.05%		49,143.92	0.04%
Equity		4,324.90	0.00%		1,754.10	0.00%

The average VaR (based on month-end amounts) in 2019 was:

	VaR		Percentage of
	(thousands of pesos)		net capital (%)
Trading desks	Ps.	69,174.19	0.05%
Market Making		33,321.01	0.03%
Proprietary Trading		10,628.15	0.01%
Risk factor
Interest Rate		42,904.99	0.03%
Foreign Exchange		44,144.43	0.03%
Equity		3,097.12	0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2019, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows that daily VaR during 2019 remained at levels below the limit of U.S.$16 million (approximately Ps.301 million).

In 2019, the average daily VaR of the Bank’s market trading operations was Ps.66 million, as compared to Ps.122 million in 2018. In 2019, the changes in VaR were mainly due to changes in the interest rate risk factor and foreign exchange risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2019. At the end of December 2019, VaR was Ps.74 million.

During the first semester of 2019, the average daily VaR was Ps.57 million and during the second semester the average daily VaR was Ps.75 million. VaR remained at levels between Ps.42 million and Ps.101 million  in the second semester, as a result of a decrease in interest rate expectations and interest rate volatility associated with general market risk. Furthermore, the aforementioned level, were subject to high volatility related to foreign exchange risk factors.

The histogram below compares the distribution of risk in terms of daily VaR between 2018 and 2019. In 2018, the levels of VaR remained between Ps.69 million and Ps.150 million on 90.4% of the days for which they were calculated. Higher values greater than Ps. 150 million represented 9.6% of the period. In 2019, the levels of VaR remained between Ps.26 million and Ps.90 million on 89.6% of the days for which they were calculated. Higher values greater than Ps.90 million represented 10.4% of the period.

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

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in our trading book for each period. In summary, the movements applied to each risk factor were as follows:

·	Interest rate (IR), volatility (Vol) and Exchange rate (FX) risk factors were increased by one standard deviation.
·	Equity risk factors (EQ) were decreased by one standard deviation.

The following table displays the possible gains (losses) for our trading book at the end of each quarter in 2019 and 2018 and for the Former Holding Company’s trading book at the end of each quarter in 2017, 2016 and 2015, in millions of pesos, according to this stress scenario:

	As of		As of		As of	As of
	March 31		June 30		September 30	December 31
	(Millions of pesos)
2019	Ps.	8	Ps.	7	Ps. (7)	Ps.	(19)
2018		22		(59)	(16)		(11)
2017		(35)		(43)	(67)		—
2016		(14)		(25)	(6)		(15)
2015		1		(9)	(19)		(6)

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

·	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).
·	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Banco Santander México’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2019	Ps.	(53)	Ps.	(1,156)	Ps.	(176)	Ps.	(764)
2018		281		(649)		(123)		(168)
2017		(482)		(948)		(1,021)		23
2016		59		56		432		780
2015		(203)		189		(282)		(167)

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

·	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).
·	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for our trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2019	Ps.	(551)	Ps.	(2,317)	Ps.	112	Ps.	(1,367)
2018		1,155		(630)		(433)		(335)
2017		(605)		(1,661)		(1,853)		283
2016		357		355		1,218		1,985
2015		(276)		650		(340)		(148)

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

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points in all its segments) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, 1% MVE sensitivity, (Ps.4,250 million in local currency and U.S.$100 million in foreign currency) and net financial income, 1% NIM sensitivity (Ps.1,500 million in local currency and U.S.$33 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the 1% NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

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

The following chart shows our NIM and MVE limit consumption for 2017 to 2019 at year-end as well as for each month in 2019.

In 2019, 1% MVE sensitivity remained stable with a maximum of 86% in January and a minimum of 23% in October. While 1% NIM sensitivity had a maximum of 63% in September and a minimum of 13% in December, these changes were due to short-term management activities that increased and decreased 1% NIM sensitivity beyond the average, respectively.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	84,458	Ps.	38,853	Ps.	—	Ps.	—	Ps.	—	Ps.	29	Ps.	—	Ps.	—	Ps.	45,575
Loans		923,390		63,743		91,160		73,504		122,407		280,957		121,497		171,017		(895)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		2,391		—		—		—		—		—		—		—		2,391
Securities		417,021		31,965		1,856		1,861		10,709		81,502		63,620		98,939		126,570
Permanent		16,901		—		—		—		—		—		—		—		16,901
Other Balance Sheet Assets		2,464,626		—		—		—		—		—		—		—		2,464,626
Total Balance Sheet Assets		3,908,787		134,561		93,016		75,365		133,116		362,488		185,117		269,956		2,655,168
Money Market		(211,675)		(100,790)		(718)		(684)		(2,116)		(903)		—		—		(106,464)
Deposits		(709,438)		(238,812)		(33,549)		(26,289)		(26,585)		(62,061)		(42,162)		(279,979)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(213,656)		(8,851)		(18,714)		(23,558)		(34,569)		(66,566)		(29,414)		(9,339)		(22,644)
Equity		(138,381)		—		—		—		—		—		—		—		(138,381)
Other Balance Sheet Liabilities		(2,458,641)		—		—		—		—		—		—		—		(2,458,641)
Total Balance Sheet Liabilities		(3,731,791)		(348,453)		(52,981)		(50,531)		(63,270)		(129,530)		(71,576)		(289,318)		(2,726,130)
Total Balance Sheet Gap		176,996		(213,892)		40,035		24,834		69,846		232,958		113,541		(19,362)		(70,962)
Total Off-Balance Sheet Gap		20,905		(15,134)		398		730		1,125		10,566		5,253		6,175		11,791
Total Structural Gap		—		(229,026)		40,433		25,564		70,971		243,524		118,794		(13,187)		(59,171)
Accumulated Gap		—		(229,026)		(188,593)		(163,029)		(92,058)		151,466		270,260		257,073		197,902

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2019. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	85,557	Ps.	33,546	Ps.	4,299	Ps.	1,714	Ps.	393	Ps.	29	Ps.	—	Ps.	—	Ps.	45,575
Loans		828,076		415,078		48,155		29,078		54,722		125,650		60,560		95,727		(895)
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		2,391		—		—		—		—		—		—		—		2,391
Securities		405,501		43,227		10,226		4,405		7,133		69,280		62,236		88,523		120,473
Permanent		16,901		—		—		—		—		—		—		—		16,901
Other Balance Sheet Assets		2,464,626		—		—		—		—		—		—		—		2,464,626
Total Balance Sheet Assets		3,803,052		491,851		62,680		35,197		62,248		194,959		122,796		184,250		2,649,071
Money Market		(212,773)		(105,378)		(591)		—		—		—		—		—		(106,805)
Deposits		(631,480)		(238,192)		(25,728)		(14,968)		(89,071)		(145,780)		—		(117,741)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(207,463)		(79,157)		(10,176)		(9,497)		(11,461)		(37,462)		(27,899)		(9,177)		(22,633)
Equity		(138,381)		—		—		—		—		—		—		—		(138,381)
Other Balance Sheet Liabilities		(2,458,641)		—		—		—		—		—		—		—		(2,458,641)
Total Balance Sheet Liabilities		(3,648,738)		(422,727)		(36,495)		(24,465)		(100,532)		(183,242)		(27,899)		(126,918)		(2,726,460)
Total Balance Sheet Gap		154,314		69,124		26,185		10,732		(38,284)		11,717		94,897		57,332		(77,389)
Total Off-Balance Sheet Gap		(27,704)		93,301		1,883		(85)		(3,869)		(20,620)		(14,927)		(83,290)		(99)
Total Structural Gap		—		162,425		28,068		10,647		(42,153)		(8,903)		79,970		(25,958)		(77,488)
Accumulated Gap		—		162,425		190,493		201,140		158,987		150,084		230,054		204,096		126,608

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
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:    Interest Rate Sensitivity    Net Interest Margin (NIM)
   Market Value of Equity     (MVE)

For further information about the market risk limits established for our trading and banking books, see Note 48 to our audited financial statements included elsewhere in this Report.

Liquidity Risk

Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90‑day survival horizon for local currency and all currency consolidated balance, and a 30‑day survival horizon for foreign currency. During 2019, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management area within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in Note 48 to our audited financial statements included elsewhere in this Report.

Credit Risk

General

Our Credit Committee is an internal management committee required by Mexican law that has powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

·	any emerging risks associated with our loan portfolio;
·	investments in our portfolio; and
·	resolving issues with respect to any of our credit operations.

In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committee also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

·	review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director’s general authorization of our lending activities;
·	review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities;
·	periodically review and assess underwriting policies and guidelines;
·	periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the “Watch List;”
·	periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval; and
·	evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

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

Follow-up

Business loans (Corporates, Institutions & SCIB) are subject to our Santander Customer Assessment Note (SCAN). This system determines the policy to be followed in handling risk with companies or groups classified in such category. There are five levels: Do Not Serve, Specialised, Intensive, Proactive and Ordinary. These levels are dynamic and updated periodically. When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these five levels and to begin monitoring strategy until the relevant objective is accomplished. The SCAN level may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas. Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

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

With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 51%. This percentage is calculated based on the peso amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. For additional information on renegotiated loans, see Note 11.f to our audited financial statements included elsewhere in this Report.

With respect to revolving SME loans, restructuring consists of eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 34% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our clients to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 49%. Six months after restructuring, approximately 20% of consumer loans are current in terms of repayment.

The following table shows the average during the last 72 months (renegotiation vintages from January 2015 to December 2019) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or written-off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and written-off loans
	As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	40%	45%	48%
Non-performing at the time of the renegotiation	80%	71%	65%
Total Consumer Loans	47%	49%	51%
Commercial Loans(2)
Performing at the time of the renegotiation	21%	31%	28%
Non-performing at the time of the renegotiation	83%	79%	70%
Total Commercial Loans	45%	49%	45%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2015 to December 2019 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	60%	55%	52%
Non-performing at the time of the renegotiation	20%	29%	35%
Total Consumer Loans	53%	51%	49%
Commercial Loans(2)
Performing at the time of the renegotiation	79%	69%	72%
Non-performing at the time of the renegotiation	17%	21%	30%
Total Commercial Loans	55%	51%	55%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2018 vintage and 2019 vintage performance as of December 31, 2019, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2018				For the year ended 12/31/2019
	Performing Loans				Performing Loans
	Renegotiated due to				Renegotiated due to
	concerns about				concerns about
	current or potential	Renegotiated due to	Impaired		current or potential	Renegotiated due to	Impaired
	credit deterioration	other factors	Loans	Total	credit deterioration	other factors	Loans	Total
	(Millions of pesos)
Commercial	560	—	2,150	2,709	1,257	—	295	1,552
Mortgages	-	—	—	—	-	—	—	—
Consumer	960	—	235	1,195	888	—	237	1,126
Total	1,519	—	2,385	3,904	2,146	—	533	2,678

NPLs and charge offs	at December 31, 2019 (12 months)*				at December 31, 2019 (12 months)*
Commercial	21%	—	93%	78%	—	—	—	—
Consumer	50%	—	85%	57%	—	—	—	—
Total	39%	—	92%	72%	—	—	—	—

Success Rate	at December 31, 2019 (12 months)*				at December 31, 2019 (12 months)*
Commercial	79%	—	7%	22%	—	—	—	—
Consumer	50%	—	15%	43%	—	—	—	—
Total	61%	—	8%	38%	—	—	—	—

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

Renegotiated loans have decreased from 1.3% of the total consumer loan portfolio as of December 31, 2018, to 1.2% as of December 31, 2019. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2018, and December 31, 2019, is attributed to the movements set forth in the table below:

% of Total
Consumer
Loans
Renegotiated Loans at December 31, 2018*	1.3%
Collections/repayments on renegotiated loans	0.5%
Written-off loans	0.4%
Increase in consumer loan portfolio	0.0%
New renegotiations	0.7%
Renegotiated Loans at December 31, 2019	1.2%

*Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

If loans are catalogued as non-performing during three years or more, there exists a possibility to sell these assets. This strategy is discussed in the Collection’s Committee. Then an auction is organized in order to have several bidders and get the higher price for these kind of assets. The Collection’s Committee must approve the transaction price. During 2019 one auction was held with the following result:

Portfolio	Loans	Balance	Payment	%
Mortgages	2,030	1,094,945,519	354,050,599	32.3

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

Set forth below are the Net ECR of the Counterparty Risk Lines and Issuer Risk Lines of Banco Santander México as of December 31, 2019, and the quarterly average Equivalent Credit Risk of Counterparty Risk Lines and Issuer Risk Lines of Banco Santander México for the fourth quarter of 2019.

	Net ECR
	As of December 31,	Fourth quarter 2019
	2019	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	20,034.81	22,747.04
Corporates	608.87	601.23
Project Finance	426.29	437.54
Companies	218.35	211.27

Set forth below are our ECR lines’ maximum gross counterparty risk as of December 31, 2019, corresponding to types of derivatives transactions.

Maximum Gross ECR
As of December 31, 2019
(Millions of dollars)
Type of Derivative
Rate Derivatives	17,419.91
Exchange Rate Derivatives	23,175.02
Derivatives on bonds	—
Equity Derivatives	109.65
TOTAL	40,704.58

*In IRIS, the Gross ECR does not consider mitigation by netting agreements and by collateral agreements with counterparties.

The expected loss of Banco Santander México as of December 31, 2019, and the quarterly average of the expected loss of the Counterparty Risk Lines and Issuer Risk Lines of the Bank for the fourth quarter of 2019, are concentrated as follows:

	Expected Loss
	As of December 31,	Fourth quarter 2019
	2019	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	2.60	2.84
Corporates	7.43	9.72
Project Finance	2.50	3.49
Companies	1.51	1.87

The Mexican Financial Institutions and Foreign Financial Institutions segments are very active counterparties with whom we maintain current positions of financial instruments with Counterparty Credit Risk. We mitigate Equivalent Credit Risk by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The composition of total collateral received for derivatives transactions as of December 31, 2019 is as follows:

Cash	69.62%
Bonds Issued by the Mexican Government and other sovereign Bonds	30.38%

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

The key processes involved in the model for the management and control of the Operational Risk are summarized as follows:

·	strategic planning and budget;
·	identification, measurement and assessment of operational risk;
·	continuous monitoring of Operational Risk profile;
·	determination of the framework to identify the need of mitigation and risk transfer; and
·	communication and governance.

Anti-Money Laundering and Anti-Terrorist Financing

Our Communications and Control Committee (Comité de Comunicación y Control) approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions, among the following functions:

·

Establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Articles 139 quarter and 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;

·	Oversees compliance with our applicable policies;
·	Evaluates the effectiveness of our policies and determines the necessary remedial measures;
·	Decides on certain transactions that may fall within the category of unusual transactions and determines if we should report to the authorities; and
·	Approves anti-money laundering training program for Institution’s personnel.

The Communications and Control Committee reports to the information on anti-money laundering transactions to the Compliance Committee and Audit Committee. Its primary purpose is to monitor the transactions of our prevention system and, in particular, to decide when to communicate unusual transactions to the authorities. In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses transactions and the list of clients subject to special authorizations and monitoring.

This committee is integrated into the control areas of the Bank.

Legal Risk

Legal risk is defined as the potential loss from non-compliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings, the imposition of fines and the application of penalties in relation to our transactions.

The following activities are performed in compliance with our Comprehensive Risk Management guidelines:

·	establishment of policies and procedures to analyze legal validity and ensure the proper instrumentation of the legal acts performed;
·	estimation of the amount of potential losses derived from unfavorable legal or administrative rulings and the possible application of penalties;
·	analysis of legal acts governed by foreign legal systems;
·	publication among managerial personnel and employees of legal and administrative provisions applicable to transactions;
·	performance, at least annually, of internal legal audits; and
·

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing Series B shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

·	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;
·	a fee of U.S.$1.50 per ADR for transfers of certificated or direct registration ADRs;
·

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

·

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

·

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

·	stock transfer or other taxes and other governmental charges;
·	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of Series B shares, ADRs or deposited securities;
·	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
·

any other charge payable by any of the depositary, any of its agent’s including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of the Series B shares or other deposited securities; and

·

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

For the year ended December 31, 2019, we received approximately U.S.$9.6 in reimbursements from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

A.  Defaults

No matters to report.

B.  Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.  Material Modifications to Instruments

None.

B.  Material Modifications to Rights

None.

C.  Withdrawal or Substitution of Assets

None.

D.  Change in Trustees or Paying Agents

None.

E.  Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

As of December 31, 2019, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

·	pertain to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of our assets;
·

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included with our audited financial statements filed as part of this annual report.

C.  Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting

Based on our assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 in our annual report for the fiscal year ended December 31, 2018, we reported two material weaknesses related to (i) maintaining an effective risk assessment over information technology (“IT”) general controls, which led to (ii) control deficiencies in the operating effectiveness of application, database and operating system access management controls. The material weaknesses increased the risk of failures in the segregation of duties, and also adversely impacted the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more financial statement assertions, along with the IT user access controls and underlying data that support the effectiveness of system-generated data and reports), which could result in material misstatements of account balances or disclosures that would not be prevented or detected.

Management has completed the implementation of remediation efforts related to the aforementioned material weaknesses.

To address the material weakness related to risk assessment over IT general controls, we have:

·

Developed and implemented an IT risk assessment process involving identification and assessment of risks arising from IT (“RAITs”) related to our applications, databases, and operating systems, based on their relevance in processing material financial statement account balances, classes of transactions and disclosures (“ABCOTDs”). These IT risk assessment results are considered in conjunction with the results of our non-IT risk assessment, and communicated to the Bank’s senior management and the Audit Committee.

·	Evaluated and classified, based on risk level (i.e. low, high or significant), IT general controls by application that support ABCOTDs.
·	Designed and implemented a revised risk-based IT general controls testing plan wherein the nature, frequency and scope of testing is determined based on the assessed risk of the control.
·	Designed and implemented enhancements to compensatory manual controls that provide additional assurance in relation to certain RAITs that we assessed as higher or significant.

To address the material weakness related to control deficiencies in the operating effectiveness of access management controls, we have:

·

Implemented enhancements to our regular working group meetings, with oversight by management of both the Bank and the Audit Committee to strengthen accountability for the performance of internal control over financial reporting responsibilities and prioritization of corrective activities.

·

Completed a restructuring of the personnel managed by our Global Chief Information Security Officer, which included the allocation of additional resources to improve the oversight of key IT control activities.

·	Implemented or enhanced access management controls related to new access authorization, transfers, terminations, and recertification for applications, operating systems, and databases.
·	Implemented a system access platform and controls for restricting, managing, and monitoring privileged access, which includes appropriate segregation of duties.
·	Implemented detective monitoring IT user access controls operated by our second line of defense to mitigate the risks we have identified as a result of our IT risk assessment process.

D.  Changes in Internal Control over Financial Reporting

Except as described above under Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has four members, all of whom are nonexecutive independent directors, as determined in accordance with Article 25 of the Mexican Securities Market Law and our bylaws. All of the members of our Audit Committee also meet the independence criteria set by the NYSE, for foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2018 and 2019, respectively.

	2018		2019
		(Millions of pesos)
Audit fees	Ps.	81	Ps.	78
Audit-related fees		7		25
Tax fees		1		—

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

Audit-Related Fees

Audit-related fees correspond to fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2019 and 2018 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by PricewaterhouseCoopers, S.C. in 2018 or 2019, respectively for services other than audit, audit-related and tax services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 25, 2018, our Board of Directors approved the adoption of a share repurchase program our Share Acquisition and Placement Policy, which was subsequently approved by our shareholders on February 21, 2018. Pursuant to this policy, the Company may repurchase from time to time up to Ps.12,800 million of issued and outstanding Series B shares of the Company (the "Repurchase Program"). The Repurchase Program’s maximum amount is approved on a yearly basis by the Bank’s Shareholders Meeting and has no expiration date. As of December 31, 2019, the Company had repurchased 5,671,453 Series B shares amounting to Ps.146.5 million (calculated using a price of Ps.25.83 per share, the closing price of our shares on the BMV as of December 31, 2019). During 2019 the Company did not repurchase any shares under the Repurchase Program.

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

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Banco Santander Parent to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. Our Board of Directors approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles:

·	the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict;
·

the subordination of the framework to our directors’ duty of loyalty and their obligation to create value for all of our shareholders rather than any particular shareholder or group of shareholders; and

·	the disclosure of the adoption of the corporate governance framework to the public and to our employees and subsidiaries.

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

Under our bylaws, the committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-

party experts, call shareholders’ meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide an annual report to the Board of Directors.

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

2.2	*	Description of American Depositary Shares

4.1

English translation of the form of Purchase and Sale Agreement of the Asset Custody Business between the Registrant and Banco S3 México, S.A., Institución de Banca Múltiple (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 (File No. 000-55899) filed with the SEC on March 28, 2018).

4.2

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

Date: March 23, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Santander México, S. A., Institución de Banca Múltiple
Grupo Financiero Santander México

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, of comprehensive income, of changes in total equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and as discussed in Note 2 the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments.  The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Impairment Losses – Certain Portfolio and Macroeconomic Factors Impacting the Downside Scenario of the Forward-Looking Analysis

As described in Notes 2 and 11 to the consolidated financial statements, as of December 31, 2019, the Company’s allowance for impairment losses was $21,970 million on total loans and advances to customers of $750,305 million.  As disclosed by the Company, management assesses on a forward-looking basis the expected credit losses (ECL) associated with the Company’s financial assets carried at amortized cost and at fair value recognized through other comprehensive income.  The impairment methodology applied depends on whether there has been a significant increase in credit risk.  Management considers whether a financial asset has experienced a significant increase in credit risk, since initial recognition, taking into account different quantitative, qualitative or backstop criteria.  If it is determined that a significant change in credit risk has occurred, the ECL is re-evaluated and the credit losses are quantified.  Management uses the concept of expected credit loss methodology to quantify the credit losses, which considers statistical models that incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.).  Management performs a historical analysis and identifies the key portfolio and macroeconomic factors impacting credit risk and ECL for each financial assets portfolio.  These factors include certain portfolio factors and the following macroeconomic factors, (i) Gross Domestic Product growth rates, given their significant effect on borrowers’ performance; (ii) Loans - Mortgage, given that changes in the real estate market have broader economic implications and vice versa; (iii) Unemployment rates, given their significant effect on customers’ ability to meet contractual obligations; (iv) Consumer Price Index, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability; (v) Peso / USD exchange rate, given its substantial influence on operations and profitability; (vi) Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power; (vii) Total Deposits, given its impact on how much of a bank’s core funds can be used for lending; and (viii) Stock Markets (level), given they are considered critical to economic development as they give companies the ability to quickly access capital from the public.  The associated impact of the portfolio and macroeconomic factors on the probability of default and loss given default varies by type of financial asset.  Management has applied judgment in the process of forecasting the factors.  The forecasts of the portfolio and macroeconomic factors (the “base economic scenario”) are provided by the Company’s economics area on a periodic basis.  In addition to the base economic scenario, the Company’s economics area also provides other possible scenarios (“upside” and “downside”) along with scenario weightings.

The principal considerations for our determination that performing procedures relating to the allowance for impairment losses – certain portfolio and macroeconomic factors impacting the downside scenario of the forward-looking analysis is a critical audit matter are (i) there was significant judgment by management in determining these factors, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the factors impacting the downside scenario, (ii) there was significant auditor judgment and effort in evaluating audit evidence related to the factors impacting the downside scenario, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge in performing procedures and evaluating audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.  These procedures included testing the effectiveness of controls relating to the Company’s allowance estimation process, which included controls over the forecasting of certain portfolio and macroeconomic factors impacting the downside scenario of the forward-looking analysis, as well as controls over the completeness and accuracy of the data used.  These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in evaluating (i) the appropriateness of the methodology and models employed to forecast certain portfolio and macroeconomic factors impacting the downside scenario of the forward-looking analysis, and (ii) the reasonableness of certain assumptions applied in developing these factors within the downside scenario of the forward-looking analysis.  These procedures also included (i) evaluating the mathematical accuracy of the calculations, and (ii) testing the completeness and accuracy of the data used in developing these factors impacting the downside scenario of the forward-looking analysis.  Evaluating the reasonableness of these factors involved considering whether certain assumptions were consistent with evidence obtained in other areas of the audit, and, for certain portfolio and macroeconomic factors, whether certain assumptions were consistent with historical data.

PricewaterhouseCoopers, S.C.

/s/Antonio Salinas Velasco
Antonio Salinas Velasco
Mexico City, Mexico
March 23, 2020

We have served as the Company’s auditor since 2016.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019

(Millions of Pesos)

ASSETS	Note	12/31/2018	12/31/2019	LIABILITIES AND EQUITY	Note	12/31/2018	12/31/2019

CASH AND BALANCES WITH THE CENTRAL BANK	6	55,310	65,207	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		182,646	153,600
				Trading derivatives	10 and 32	153,727	144,481
				Short positions	10	28,919	9,119
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		267,524	268,127
Debt instruments	8	110,222	110,613
Equity instruments	9	2,349	5,767	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Trading derivatives	10 and 32	154,953	151,747	PROFIT OR LOSS:		178,265	273,725
				Deposits from the Central Bank – Repurchase agreements	19	30,995	111,574
				Deposits from credit institutions – Repurchase agreements	19	13,801	29,689
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH				Customer deposits – Repurchase agreements	20	128,719	129,216
PROFIT OR LOSS:		107,425	79,927	Marketable debt securities	21	4,750	3,246
Loans and advances to credit institutions – Reverse repurchase agreements	7	98,332	54,138
Loans and advances to customers – Reverse repurchase agreements	11	9,093	25,789
				FINANCIAL LIABILITIES AT AMORTIZED COST:		890,284	864,266
				Deposits from credit institutions	19	94,849	72,969
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER				Customer deposits	20	646,089	630,055
COMPREHENSIVE INCOME:		155,789	236,980	Marketable debt securities	21	98,312	111,211
Loans and advances to customers	11	771	2,875	Subordinated liabilities	22	37,228	34,267
Debt instruments	8	154,483	233,463	Other financial liabilities	23	13,806	15,764
Equity instruments	9	535	642

				HEDGING DERIVATIVES	12 and 32	8,393	7,523
FINANCIAL ASSETS AT AMORTIZED COST:		766,225	747,823
Loans and advances to credit institutions	7	47,034	36,895
Loans and advances to customers	11	666,772	699,671	PROVISIONS:	24	6,800	9,104
Debt instruments	8	52,419	11,257	Provisions for pensions and similar obligations		4,370	6,406
				Provisions for tax and legal matters		1,516	1,558
				Provisions for off-balance sheet risk		852	1,075
HEDGING DERIVATIVES	12 and 32	9,285	9,256	Other provisions		62	65

NON-CURRENT ASSETS HELD FOR SALE	13	1,277	935	LEASE LIABILITIES	15	—	5,919

TANGIBLE ASSETS	14	8,714	10,542	TAX LIABILITIES:		194	322
				Current		107	217
				Deferred	26	87	105
RIGHT-OF-USE ASSETS	15	—	5,611

				OTHER LIABILITIES	25	18,855	18,291
INTANGIBLE ASSETS:		8,044	8,832
Goodwill	16	1,734	1,734
Other intangible assets	17	6,310	7,098
				TOTAL LIABILITIES		1,285,437	1,332,750

TAX ASSETS:		21,968	23,135	SHAREHOLDERS' EQUITY:	29	124,240	132,715
Current		4,394	5,734	Share capital		25,660	25,660
Deferred	26	17,574	17,401	Accumulated reserves		79,227	86,674
				Profit for the year attributable to the Parent		19,353	20,381

OTHER ASSETS	18	7,163	11,173

				VALUATION ADJUSTMENTS:	28	(985)	2,043
				Financial assets at fair value through other comprehensive income		(695)	2,319
				Cash flow hedges		(290)	(276)

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		123,255	134,758

				NON-CONTROLLING INTERESTS	27	32	40

				TOTAL EQUITY		123,287	134,798
TOTAL ASSETS		1,408,724	1,467,548	TOTAL LIABILITIES AND EQUITY		1,408,724	1,467,548

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Millions of Pesos)

		(Debit)/Credit
	Note	2017	2018	2019

Interest income	33	98,002	99,537	108,846
Interest income from financial assets at fair value through profit or loss	34	—	14,049	15,384
Interest expenses and similar charges	35	(42,158)	(51,589)	(58,074)
NET INTEREST INCOME		55,844	61,997	66,156
Dividend income	36	150	210	235
Fee and commission income	37	20,316	22,296	24,318
Fee and commission expenses	38	(5,503)	(6,574)	(7,894)
Gains/(losses) on financial assets and liabilities (net)	39	3,458	1,484	2,854
Exchange differences (net)	40	6	—	—
Other operating income	41	669	748	1,553
Other operating expenses	41	(3,614)	(4,393)	(5,145)
TOTAL INCOME		71,326	75,768	82,077
Administrative expenses:		(25,437)	(28,649)	(29,258)
Personnel expenses	42	(12,748)	(14,354)	(15,428)
Other general administrative expenses	43	(12,689)	(14,295)	(13,830)
Depreciation and amortization	14 and 17	(2,533)	(2,973)	(5,222)
Impairment losses on financial assets not at fair value through profit or loss (net):		(18,820)	(18,810)	(19,220)
Loans and receivables	11	(18,820)	—	—
Financial assets at amortized cost	11	—	(18,806)	(19,220)
Financial assets at fair value through other comprehensive income	8 and 11	—	(4)	—
Impairment losses on other assets (net):
Non-current assets held for sale	13	—	(5)	(370)
Provisions (net)	24	(437)	(562)	(775)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	44	6	7	16
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	13	69	38	42
OPERATING PROFIT BEFORE TAX		24,174	24,814	27,290
Income tax	26	(5,496)	(5,458)	(6,909)
PROFIT FOR THE YEAR		18,678	19,356	20,381
Profit attributable to the Parent		18,678	19,353	20,381
Profit attributable to non-controlling interests	27	—	3	—

EARNINGS PER SHARE (pesos)
Basic earnings per share	4	2.76	2.86	3.01
Diluted earnings per share	4	2.75	2.85	3.00

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Millions of Pesos)

	Note	2017	2018	2019

PROFIT FOR THE YEAR		18,678	19,356	20,381

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation for the year		666	260	(1,673)
Changes in the fair value of equity instruments at fair value through other comprehensive income	9	—	(13)	107
Changes in the fair value attributable to change in the credit risk of financial liabilities designated at fair value through profit or loss		—	(35)	26
Income tax	26	(200)	(64)	462
		466	148	(1,078)

Items that may be reclassified subsequently to the consolidated income statement:
Financial assets at fair value through other comprehensive income:
Valuation adjustments		—	(1,226)	4,108
Amounts reclassified to consolidated income statement		—	69	(189)
Impairment of debt instruments accounted at fair value through other comprehensive income		—	2	—
Income tax		—	371	(980)

Available-for-sale financial assets:
Valuation adjustments	28	1,932	—	—
Amounts reclassified to consolidated income statement	28	(9)	—	—
Income tax	26	(477)	—	—

Cash flow hedges:
Valuation adjustments	12	(1,585)	(882)	29
Amounts reclassified to consolidated income statement	12	118	(40)	(9)
Income tax	26	440	276	(6)
		419	(1,430)	2,953

Other comprehensive income/(loss) for the year, net of income tax		885	(1,282)	1,875

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		19,563	18,074	22,256

Attributable to the Parent		19,563	18,071	22,256
Attributable to non-controlling interests		—	3	—

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Millions of Pesos)

				Profit		Total Shareholders’
	Share	Share	Accumulated	Attributable	Valuation	Equity Attributable	Non-Controlling	Total
	Capital	Premium	Reserves	to the Parent	Adjustments	to the Parent	Interests	Equity

BALANCES AT January 1, 2017	8,086	16,956	65,190	16,536	(1,596)	105,172	55	105,227

Profit for the year	—	—	—	18,678	—	18,678		18,678
Other changes in equity:
Transfer to accumulated reserves	—	—	16,536	(16,536)	—	—	—	—
Dividends declared	—	—	(8,910)	—	—	(8,910)	—	(8,910)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(444)	—	—	(444)	—	(444)
Other changes in non-controlling interest	—	—	—	—	—	—	(26)	(26)
Other comprehensive income/(loss) for the year, net of income tax	—	—	466	—	419	885	—	885
BALANCES AT December 31, 2017	8,086	16,956	72,838	18,678	(1,177)	115,381	29	115,410

Initial adoption of IFRS 9 (see Note 2.h)	—	—	(2,279)	—	1,614	(665)	—	(665)
RESTATED BALANCES AT January 1, 2018	8,086	16,956	70,559	18,678	437	114,716	29	114,745

Profit for the year	—	—	—	19,353	—	19,353	—	19,353
Other changes in equity:
Transfer to accumulated reserves	—	—	18,678	(18,678)	—	—	—	—
Dividends declared	—	—	(9,228)	—	—	(9,228)	—	(9,228)
Recognition of equity-settled share-based payments	—	—	40	—	—	40	—	40
Treasury shares	—	—	(434)	—	—	(434)	—	(434)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(591)	—	—	(591)	—	(591)
Other changes in non-controlling interest	—	—	—	—	—	—	3	3
Other comprehensive income/(loss) for the year, net of income tax	—	—	157	—	(1,439)	(1,282)		(1,282)
Effect on sale of the Custody business, net of income tax (see Note 3.1)	—	—	506	—	—	506	—	506
Effect on acquisition of subsidiary (see Note 3.5)	—	—	(225)	—	—	(225)	—	(225)
Changes in equity from Corporate Restructuring (see Note 3.4):
Amounts recognized from merger of entities	—	—	83	—	—	83	—	83
Capitalization of share premium and accumulated reserves	17,574	(16,956)	(618)	—	—	—	—	—
Recognition of equity-settled share-based payments	—	—	319	—	17	336	—	336
Effect on sale of the Brokerage House, net of income tax	—	—	(19)	—	—	(19)	—	(19)
BALANCES AT December 31, 2018	25,660	—	79,227	19,353	(985)	123,255	32	123,287

Profit for the year	—	—	—	20,381	—	20,381	—	20,381
Other changes in equity:
Transfer to accumulated reserves	—	—	19,353	(19,353)	—	—	—	—
Dividends declared	—	—	(10,293)	—	—	(10,293)	—	(10,293)
Treasury shares	—	—	217	—	—	217	—	217
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(595)	—	—	(595)	—	(595)
Recognition of equity-settled share-based payments	—	—	(82)	—	—	(82)	—	(82)
Other changes in non-controlling interest	—	—	—	—	—	—	8	8
Other comprehensive income/(loss) for the year, net of income tax	—	—	(1,153)	—	3,028	1,875	—	1,875
BALANCES AT December 31, 2019	25,660	—	86,674	20,381	2,043	134,758	40	134,798

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Millions of Pesos)

	2017	2018	2019
A. CASH FLOWS FROM OPERATING ACTIVITIES:	(7,170)	15,554	34,470
Profit for the year	18,678	19,356	20,381
Adjustments made to obtain the cash flows from operating activities-	7,494	8,148	13,238
Depreciation and amortization	2,533	2,973	5,222
Impairment losses on other assets (net)	—	5	370
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(69)	(38)	(42)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(6)	(7)	(16)
Income tax expense recognized in consolidated income statement	5,496	5,458	6,909
Expense recognized with respect to share-based payments	283	401	237
Effect of foreign exchange rate changes on Subordinated Additional Tier I Capital Notes	(479)	6	394
Effect of foreign exchange rate changes on cash deposits	(264)	(650)	164
Net (increase)/decrease in operating assets-	218	(80,396)	(36,074)
Financial assets held for trading/Financial assets at fair value through profit or loss	27,007	48,013	(647)
Other financial assets at fair value through profit or loss	(9,365)	(55,720)	27,498
Remeasurement of debt instruments reclassified to Financial assets at amortized cost	—	2,287	—
Available-for-sale financial assets/Financial assets at fair value through other comprehensive income	(10,877)	(67,730)	(82,536)
Loans and receivables/Financial assets at amortized cost	(3,927)	(13,996)	18,116
Other operating assets	(2,620)	6,750	1,495
Net increase/(decrease) in operating liabilities-	(29,596)	75,238	44,943
Financial liabilities held for trading/Financial liabilities at fair value through profit or loss	(73,336)	(10,846)	(29,046)
Other financial liabilities at fair value through profit or loss	30,026	11,379	95,460
Financial liabilities at amortized cost	16,747	69,498	(22,630)
Other operating liabilities	(3,033)	5,207	1,159
Income tax paid	(4,114)	(7,002)	(8,253)
Dividends received from equity instruments	150	210	235

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(4,525)	(5,349)	(12,002)
Payments-	(4,528)	(7,291)	(12,002)
Tangible assets	(1,816)	(3,307)	(8,766)
Intangible assets	(2,712)	(2,964)	(3,236)
Acquisition of subsidiary	—	(1,020)	—
Proceeds-	3	1,942	—
Disposal of tangible assets	3	3	—
Sale of the Brokerage House	—	1,175	—
Sale of the Custody business	—	764	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(9,545)	(13,232)	(12,407)
Payments-	(9,545)	(36,513)	(12,407)
Dividends paid to owners	(8,910)	(11,050)	(10,293)
Paid interests on Subordinated Additional Tier I Capital Notes	(635)	(804)	(808)
Purchase of own shares (treasury shares)	—	(437)	(218)
Early settlement of Tier II Subordinated Capital Notes	—	(24,222)	—
Interest from lease liability	—	—	729
Lease liabilities	—	—	(1,817)
Proceeds-	—	23,281	—
Issue of Tier II Subordinated Capital Notes	—	23,281	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	264	650	(164)
E. NET INCREASE/(DECREASE) IN CASH AND BALANCES WITH THE CENTRAL BANK	(20,976)	(2,377)	9,897
F. CASH AND BALANCES WITH THE CENTRAL BANK AT THE BEGINNING OF YEAR	78,663	57,687	55,310
G. CASH AND BALANCES WITH THE CENTRAL BANK AT THE END OF YEAR	57,687	55,310	65,207

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2018 and 2019 and for each of the three years

in the period ended December 31, 2019

(in millions of Mexican pesos)

1.  Introduction, basis of presentation of the consolidated financial statements and other information

a)   Introduction

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander México) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (hereinafter, “the Group”, “Parent” or “Parent company”), which is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, Banco Santander (Spain) or “Ultimate Parent”) and holds 91.65% (see Note 3.9) of its common stock and is regulated by, among others, the Credit Institutions Law (Ley de Instituciones de Crédito), the General Provisions Applicable to Credit Institutions, Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, the CNBV by its Spanish acronym) and the Mexican Central Bank (hereinafter, “the Central Bank”, “Mexican Central Bank” or “Banco de México”). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

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

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank and by the Board of Directors on February 26, 2020. These consolidated financial statements are pending the approval of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

b)   Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, IFRS) as issued by the International Accounting Standards Board (hereinafter, IASB) and interpretations issued by the IFRS Interpretations Committee.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, other financial instruments at fair value through profit or loss, (including trading financial derivative instruments), financial assets at fair value through other comprehensive income and hedging financial derivative instruments that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

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

The consolidated financial statements are presented in Mexican pesos. As used in these consolidated financial statements, the term “billion” means one thousand million (1,000,000,000).

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

a)   Allowance for impairment losses

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

b)   Effects of inflation

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26 percent or more.

c)   Actuarial gains and losses of the pension plan

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

d)   Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

e)   Consolidation of special purpose entities

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

f)    Impairment losses of non-current assets held for sale

For Mexican Banking GAAP impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV.

g)     Leases

Mexican Banking GAAP classifies leases into two types:

·

Operating leases if the lease does not transfer substantially all the risk and rewards incidental to ownership, the lease payments should be recognized as an expense in the income statement over the lease term on a straight-line basis, unless another systematic basis is more representative of the time pattern of the user's benefit.

·

Financial leases if the lease transfer substantially all the risk and rewards incidental to ownership, at commencement of the lease term, finance leases should be recorded as an asset (decreased by depreciation) and a liability (decreased by payments).

h)    Fair value measurements of financial instruments

For Mexican Banking GAAP, the fair value measurement of financial derivative instruments non-listed in recognized markets does not consider the counterparty credit risk (Credit Value Adjustment) and the  entity’s own credit risk (Debit Value Adjustment).

Fair value measurement of financial liabilities at fair value through profit or loss does not consider also entity’s own credit risk for Mexican Banking GAAP.

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

Adoption of new and revised IFRS

In the current year, the Bank has applied new or amended International Accounting Standards (hereinafter, IAS), or IFRS issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2019.

·	Annual Improvements to IFRS 2015 – 2017 Cycle
·	Amendments to IFRS 9 Financial Instruments – Prepayment Features with Negative Compensation
·	Amendments to IAS 28 Investments in Associates and Joint Ventures
·	Amendments to IAS 19 Employee Benefits
·	IFRS 16 Leases

·	IFRIC 23 Uncertainty over Income Tax Treatments

Annual Improvements to IFRS 2015 – 2017 Cycle

Standard	Subject of amendment	Details

IFRS 3 Business Combinations IFRS 11 Joint Arrangements	Remeasurement of previously held interest

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

Amendments to IFRS 9 Financial Instruments - Prepayment Features with Negative Compensation

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

Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments to IAS 28 relate to Long-term Interests in Associates and Joint Ventures are as follows:

·

Paragraph 14A has been added to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

·	Paragraph 41 has been deleted because the IASB felt that it merely reiterated requirements in IFRS 9 and had created confusion about the accounting for long-term interests.

The adoption of these amendments did not have an impact in the amounts recognized in the Bank’s consolidated financial statements.

Amendments to IAS 19 Employee Benefits

The amendments clarify the accounting for defined benefit plan amendments, curtailments and settlements. Entities must:

·

calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change;

·

recognize any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling; and

·	separately recognize any changes in the asset ceiling through other comprehensive income.

The adoption of these amendments did not have an impact in the amounts recognized in the Bank’s consolidated financial statements.

IFRS 16 Leases

This Standard establishes the principles for the recognition, measurement, presentation and disclosure of the lease arrangements, in order to ensure that both lessee and lessor provide relevant information that faithfully represents these transactions.

In addition, the Standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current Standard – i.e., lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases – Incentives and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Transition

The Bank applied IFRS 16 initially recognition on January 1, 2019, using the modified retrospective approach where the asset for right-of-use and the leases liability are the same on transition date. Therefore, there was not a cumulative effect of adopting IFRS 16 recognized as an adjustment to the opening balance of Accumulated reserves as of January 1, 2019.

The Bank decided to apply the available practical expedients on adoption allowed by the Standard of not evaluating in the first adoption if the contracts are or contain a lease (under the new definition), and therefore, IFRS 16 will only apply to those contracts that were previously identified as lease contracts.

The Bank carried out a multidisciplinary project with the objective of adapting its processes to the new Standard of accounting of the lease contracts. Thus, the Bank had worked during 2018 in the analysis and identification of the contracts affected by the Standard, as well as the definition of the main technical criteria that affects the accounting of the lease contracts.

With respect to the structure of the project´s governance, the Bank had created a working group to manage and follow up a periodic meeting of the direction of the project and designated a team in charge that assures the involvement of every responsible individual within each teamwork (see Note 2.l).

IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. In particular, it discusses:

·

how to determine the appropriate unit of account, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty,

·	that the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is detection risk should be ignored,
·	that the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment,
·

that the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and,

·	that the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

The adoption of the aforementioned Interpretation did not have any material effects on the Bank’s consolidated financial statements.

New and revised IFRS that are not mandatorily effective (but allow early adoption) for the year ending December 31, 2019

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

Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures

(Effective for annual periods beginning on or after January 1, 2020)

The amendments provide targeted relief for financial instruments qualifying for hedge accounting in the lead up to interbank offered rates (IBORs) reform.

As a result of these uncertainties, significant accounting judgment is involved in determining whether certain hedge accounting relationships that hedge the variability of foreign exchange and interest rate risk due to expected changes in IBORs continue to qualify for hedge accounting as of December 31, 2019. IBOR continues to be used as a reference rate in financial markets and is used in the valuation of instruments with maturities that exceed the expected end date for IBOR. Therefore, the Bank believes the current market structure supports the continuation of hedge accounting.

Amendments to References to Conceptual Framework in IFRS Standards

(Effective for annual periods beginning on or after January 1, 2020)

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. The main changes include:

-	increasing the prominence of stewardship in the objective of financial reporting;
-	reinstating prudence as a component of neutrality;
-	defining a reporting entity, which may be a legal entity, or a portion of an entity;
-	revising the definitions of an asset and a liability;
-	removing the probability threshold for recognition and adding guidance on derecognition;
-	adding guidance on different measurement basis; and

-

stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

Management does not anticipate any material impact from the adoption of these amendments.

IFRS 17 Insurance contracts

(Effective for annual periods beginning on or after January 1, 2021, earlier adoption is permitted)

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that insurance contracts have on the entity’s financial position, financial performance and cash flows.

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

 Fair value measurement of certain financial instruments (see Note 2.d.iii and Note 45.d).

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

In estimating the fair value of an asset or a liability, the Bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

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

 Fair value estimates used in disclosures (see Note 2.d.iii and Note 45.d).

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 according to IFRS 13 Fair Value Measurement based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

·	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;
·

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

·

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

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and advances, debt instruments, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 45.d; generally, there is no trading activity in these instruments and the fair value determination therefore requires significant Management judgment.

-Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g, Note 8.c, Note 9.c, Note 11.c and Note 24.f).

From January 1, 2018, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The Bank considers a financial asset to have experienced a significant increase in credit risk, since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined that a significant change in credit risk has occurred, the expected credit losses (ECL) are re-evaluated and the credit losses are quantified.

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

-	The recognition and measurement of deferred tax assets (see Note 26.d).

As discussed in Note 2.w, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

-	Goodwill and business combinations (see Note 16).

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

-	Impairment of goodwill (see Note 16).

For the purposes of impairment testing, goodwill is allocated to each of the Bank’s cash-generating units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

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

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Details of the impairment of goodwill calculation are set out in Note 16.

-	Defined benefit plan (see Note 24.c).

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

Further details about pension obligations are given in Note 24.c.

- The recognition and measurement of certain provisions and contingencies (see Note 24).

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of cash or other economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If an outflow is not probable, the item is treated as a contingent liability.

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

- Lease term (see Note 2.l and Note 15)

In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

- Discount rate for lease (see Note 2.l and Note 15)

To determine the incremental borrowing rate, the Bank applies the Cross Section methodology, which consists of estimating the credit spread of the Bank based on the Credit Default Swaps information available from different entities. Under the Cross Section methodology, the following factors are considered to obtain the credit spread:

·	Economic sector,
·	Geographical area,
·	Rating, and
·	An assumption to represent that at least one factor described above, match with the factors related to the Bank.

d)   Events after the reporting period

The following significant events occurred from January 1, 2020 to the date on which these consolidated financial statements were authorized for issue:

i. Acquisition of Elavon Mexico Holding Company

On March 13, 2020, the Bank acquired 49% of the shares representing the capital stock of Elavon Mexico Holding Company, S.A. de C.V. (Elavon). The remaining 51% of the capital stock was acquired by

Santander Merchant Platform Solutions (SMPS), a subsidiary of Banco Santander (Spain). The agreed purchase price for the total equity stock of Elavon is 1,600 million pesos.

Since January 2010, the Bank has a commercial alliance with Elavon (see Note 2.b.ii).

ii. Merger of Santander Vivienda, S.A. de C.V.

On October 28, 2019, the Bank obtained the authorization from the Executive Commission of Banco Santander (Spain), to carry out a merger through absorption, between the Bank and Santander Vivienda, S.A. de C.V. (Santander Vivienda), with the former being the surviving entity and the latter being the merged entity. This merger has not been approved by the Extraordinary Shareholders Meeting; the Bank expects to complete the merger during the first half of 2020.

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

ii.    Foreign currency

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Bank performs a large number of foreign currency transactions, mainly in United States dollars (USD). The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Central Bank.

The “Fix” (48-hour) exchange rate used was $19.6512 per one USD and $18.8642 per one USD as of December 31, 2018 and 2019, respectively.

iii.   Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at Fair Value Through Profit or Loss (FVTPL), which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at Fair Value Through Other Comprehensive Income (FVTOCI), which are recognized under Valuation adjustments in other comprehensive income.

b)   Basis of consolidation

i.    Subsidiaries

The consolidated financial statements incorporate the financial statements of Banco Santander México and entities (including structured entities) controlled by Banco Santander México together with its subsidiaries. Control is achieved when the Banco Santander México has one of the following:

·	has power over the investee;
·	is exposed, or has rights, to variable returns from its involvement with the investee; and
·	has the ability to use its power to affect its returns.

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

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

·	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
·	potential voting rights held by the Bank, other vote holders or other parties;
·	rights arising from other contractual arrangements; and
·

any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Bank’s accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Bank are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Bank’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in consolidated equity.

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

On acquisition of control of a subsidiary that meets the definition of a business, its assets, liabilities and contingent liabilities are recognized at their acquisition date fair value. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries as of December 31, 2018 and 2019 is summarized in Note 49.

ii.    Investments in associates and joint ventures (jointly controlled entities)

An associate is an entity over which the Bank has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from equity to the consolidated income statement (as a reclassification adjustment) when the associate or joint venture is disposed of.

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

The Bank applies IFRS 9, including the impairment requirements, to long-term interests in an associate or joint venture to which the equity method is not applied and which form part of the net investment in the investee.

Furthermore, in applying IFRS 9 to long-term interests, the Bank does not take into account adjustments to their carrying amount required by IAS 28 (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

As of December 31, 2018 and 2019, the Bank did not have any associates.

As of December 31, 2018 and 2019, the Bank has a commercial alliance with Elavon in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the Bank’s consolidated financial statements.

On February 21, 2020, the Bank announced an agreement to acquire 49% of the shares representing the capital stock of Elavon (see Note 1.d.i).

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

These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee share-based plans, which are consolidated as it is considered that the Bank exercise control over these structured entities.

Note 11.g contains information regarding securitized mortgage assets.

Share-based payments are discussed in Note 42.b, 42.c and 42.d.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

·	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19, respectively;
·

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

·	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain.

When the consideration transferred by the Bank in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in the consolidated income statement.

When a business combination is achieved in stages, the Bank’s previously held interests in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Bank reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized at that date.

v.   Business combinations under common control

A common control transaction is a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. A common-control transaction has no effect on the Ultimate Parent’s consolidated financial statements. The net assets are derecognized by the transferring entity and recognized by the receiving entity at their historical carrying amounts. Any difference between the consideration paid or received and the carrying amounts of the net assets is recognized in Shareholders’ equity within Accumulated reserves.

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

When the Bank loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in Valuation adjustments in other comprehensive income in relation to that subsidiary are accounted for as if the Bank had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

c)   Definitions and classification of financial instruments

i.    Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Bank becomes a party to the contractual provisions of the financial instruments.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument or other contract within the scope of the Standard with all three of the following characteristics:

·

its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the “underlying”);

·

it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

·	it is settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone financial derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

-	Investments in associates and joint ventures (see Note 49)
-	Rights and obligations under employee benefit plans (see Note 24.c).
-	Contracts and obligations relating to employee remuneration based on own equity instruments.

ii.   Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with the Central Bank or Hedging financial derivatives, which are reported separately.

The classification criteria depends on the Bank’s business model for managing the financial assets and the contractual terms of its cash flows.

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

In determining the appropriate business models for a group of financial assets and assessing the SPPI requirements, the Bank takes into account the following factors:

-	How key management personnel are assessed and reported on the performance of the business model and the financial assets held in the business model.
-	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
-	How business managers are remunerated.
-	The evaluation of the past experience on how the cash flows of financial assets were collected.
-	The frequency and volume of sales in previous years, as well as expectations of future sales.
-	How certain contractual features are considered (i.e., interest rate reset frequency, prepayment commissions, among others) that significantly affect future cash flows.
-	The assessment of a compensation, paid or received on early termination that could result in cash flows that are not SPPI.

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

Depending on these factors, the financial asset can be measured at amortized cost, at FVTOCI, or at FVTPL. IFRS 9 also establishes an option to designate a financial instrument at FVTPL, under certain conditions.

Where the contractual terms of the cash flows introduce exposures to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at FVTPL.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Until December 31, 2017, the Bank applied IAS 39 under which the following categories existed for measurement purposes that are not applicable under IFRS 9:

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

-

Held-to-maturity investments: This category included debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank had both the intention and proven ability to hold to maturity.

iii.   Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.
-	Loans and advances to credit institutions: loans of any nature, including deposits and money market transactions, provided to credit institutions.
-	Loans and advances to customers: includes the debit balances of all loans granted to customers by the Bank.
-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.
-

Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.

-

Trading derivatives: includes the fair value in favor of the Bank of financial derivatives, which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-

Hedging derivatives: includes the fair value of financial derivatives in favor of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.   Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to hedging financial derivatives, which are reported separately.

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the Bank’s credit risk, are classified under other comprehensive income.

Financial liabilities are classified for measurement purposes into one of the following categories:

-

Financial liabilities at fair value through profit or loss: this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”), securities loans and sales of borrowed securities (short positions).

-

Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

-

Financial liabilities at amortized cost: this category includes financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities.

v.   Classification of financial liabilities for presentation purposes

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

Deposits are classified based on the type of depositor as follows:

-	Deposits from the Central Bank: deposits of any nature received from the Central Bank.
-	Deposits from credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
-	Customer deposits: includes the remaining deposits.
-	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component that has the consideration of financial liability of the securities that are compound financial instruments issued by the Bank.
-

Trading derivatives: includes the fair value of financial derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

-

Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

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

-

Hedging derivatives: includes the fair value of the Bank’s liability in respect of financial derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

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

Financial assets and liabilities are subsequently measured at each period-end as follows:

i.    Measurement of financial assets

Financial assets measured at fair value.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active and transparent active market (quoted price or market price).

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

All financial assets are accounted for at the trade date.

Subsequent measurement of financial assets depends on the Bank’s business model for managing the financial assets and the cash flows characteristics of the financial asset. There are three measurement categories into which the Bank classifies its financial assets:

-

Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions give rise to cash flows on specific dates, which are SPPI. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual cash flows represent substantially a “basic financing agreement”. Interest income from these financial assets is included in Interest income in the consolidated income statement using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Gains/(losses) from the derecognition of financial assets at amortized cost in the consolidated income statement. Foreign exchange gains and losses are presented in Exchange differences (net) and impairment losses are presented in Impairment losses on financial assets (net) in the consolidated income statement.

-

FVTOCI: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”. Changes in the fair value are taken through other comprehensive income, except for the recognition of impairment gains and losses, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost which are recognized in profit or loss.

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

-

FVTPL: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. Changes in the fair value of financial assets at FVTPL are recognized in profit or loss and presented net within Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement in the period in which it arises. Interest income from these financial assets is included as a separate line item within the consolidated income statement in Interest income from financial assets at fair value through profit or loss using the effective interest rate method.

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

Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets measured at FVTPL, at FVTOCI and at amortized cost, except for:

-	POCI financial assets, for which the original credit-adjusted effective interest rate is applied to the amortized cost of the financial asset.
-	Financial assets that are not POCI but have subsequently become credit-impaired (or Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortized cost.

Equity instruments

The Bank measures at initial recognition all equity instruments at its fair value plus transaction costs that are directly attributable to its acquisition. The Bank subsequently measures all equity instruments at fair value with changes in profit or loss, unless the Bank elects to irrevocably present fair value gains and losses on equity instruments in other comprehensive income, consequently there is no subsequent reclassification on fair value gains and losses to profit or loss following the derecognition of the equity instrument including on disposal; fair value gains and losses on equity instruments are reclassified to Accumulated reserves on derecognition. The fair value gains and losses on equity instruments presented in other comprehensive income includes any related foreign exchange component.

Up to December 31, 2017, the Bank subsequently reclassified the fair value gains and losses from other comprehensive income to profit or loss following the derecognition of the equity instruments including on disposal.

Dividends from such equity instruments continue to be recognized in profit or loss as Dividend income in the consolidated income statement when the Bank’s right to receive payments is established.

As of 31 December 2018 and 2019, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

Up to December 31, 2017, equity instruments whose fair value could not be determined in a sufficiently objective manner and financial derivatives that had those instruments as their underlying and were settled by delivery of those instruments were measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Financial derivatives

All financial derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of financial derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure “over-the-counter” (OTC) financial derivatives.

The fair value of OTC financial derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as net present value, option pricing models and other methods.

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

iii.   Valuation techniques

The following table shows a summary of the fair values as of December 31, 2018 and 2019 of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Bank to determine their fair value:

	12/31/2018			12/31/2019
	Published			Published
	Price			Price
	Quotations			Quotations
	in Active			in Active
	Markets –	Internal		Markets –	Internal
	Level 1	Models	Total	Level 1	Models	Total

ASSETS:
Financial assets at fair value through profit or loss	109,858	157,666	267,524	111,259	156,868	268,127
Other financial assets at fair value through profit or loss	—	107,425	107,425	—	79,927	79,927
Financial assets at fair value through other comprehensive income	125,383	30,406	155,789	201,580	35,400	236,980
Hedging derivatives	—	9,285	9,285	—	9,256	9,256
	235,241	304,782	540,023	312,839	281,451	594,290
LIABILITIES:
Financial liabilities at fair value through profit or loss	689	254,792	255,481	324	153,276	153,600
Other financial liabilities at fair value through profit or loss	—	105,430	105,430	—	273,725	273,725
Hedging derivatives	—	8,393	8,393	—	7,523	7,523
	689	368,615	369,304	324	434,524	434,848

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, financial derivatives traded in organized markets, securitized assets, equity shares, short positions and fixed-income securities issued.

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

Interest rate curve for estimating the interest rate index known as the 91‑day TIIE (Tasa de Interés Interbancaria de Equilibrio): There is no liquid market for interest rate swaps (IRS) with 91‑day payment terms. For these fair value measurements, the 28‑day IRS curve is used instead.

Long-term Mexican rate curve: There is no liquid market for estimating and discounting financial instruments with maturities equal or higher than 20 years.

Market credit spreads: For some counterparties there is no credit default swaps (CDS) market quotes from which it is possible to infer a credit spread curve, this aspect is common for most of the Mexican counterparties. When there is no credit default swaps quote, generic credit curves are used instead. These curves are inferred from a proxy of quoted market credit default swaps considering geography, sector and rating.

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

The approval of new products follows a sequence of steps (request, development, validation, integration in systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The related valuation techniques and inputs by asset class are as follows:

a.	Financial assets at fair value through profit or loss and at fair value through other comprehensive income

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

If there are no quoted prices on the market (either direct or indirect) for a financial derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

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

Valuation adjustment for counterparty risk or default risk

The Credit Valuation Adjustment (CVA) is a valuation adjustment to OTC financial derivatives as a result of the risk associated with the credit exposure assumed with each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods.

The following inputs are used to calculate the CVA:

·

Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for financial derivatives with interim payments.

·	Loss Given Default: percentage of final loss assumed in a counterparty credit event /default.
·

Probability of Default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external ratings as the counterparty, are used.

·	Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC financial derivatives.

The CVA and DVA recognized as of December 31, 2018 amounted to 369 million pesos and 2,026 million pesos, respectively. The CVA and DVA recognized as of December 31, 2019 amounted to 265 million pesos and 1,321 million pesos, respectively.

All financial instruments fair values are calculated on a daily basis.

During 2019, the Bank carried out a review of its financial instruments fair value valuation process with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, the sensitivity for those non-observable risk factors, such as the long-term Mexican rate curve, is considered non material with respect to the rest of the risk factors that are taken into account to calculate the fair value of some financial instruments; consequently they were reclassified from Level 3 to Level 2.

In addition, the Bank has reclassified from Level 2 to Level 3 certain financial instruments with underlying interest rate curves that are considered non-observable and non-liquid inputs to the fair value of such financial instruments. This reclassification was originated since the development of more robust tools and analytic capabilities that are useful to classify the fair value hierarchy for financial instruments.

The amount of financial instruments that were reclassified between levels during 2019 is not significant to the total financial instruments per level.

During 2019, 2018 and 2017, the Bank has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the Level 3 table.

Set forth below are the financial instruments at fair value which measurement was based on internal models (Level 2 and Level 3) as of December 31, 2018 and 2019.

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal			Valuation Techniques	Key Inputs
	Models as of			Models as of
	12/31/2018			12/31/2019
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets at fair value through profit or loss:	156,872	794	157,666	155,930	938	156,868

Debt and equity instruments	3,588	—	3,588	5,593	—	5,593	Price Vendor	Financial instruments with low trading volume or minimum marketability.
Trading derivatives:

Interest rate options	1,450	—	1,450	421	—	421	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	49	—	49	212	60	272

European options	—	—	—	2	—	2	Black model (closed-formula solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation

Best of options (Basket)	2	—	2	—	—	—	Local volatility model with Monte Carlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Quanto options	36	—	36	147	60	207	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Asian (Quanto)	11	—	11	63	—	63	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,192	44	1,236	993	—	993

European barrier	—	—	—	1	—	1	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,192	44	1,236	992	—	992	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	142,977	222	143,199	139,901	878	140,779	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Index and securities futures	936	—	936	10	—	10	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	6,680	528	7,208	8,800	—	8,800	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Other financial assets at fair value through profit or loss:	107,425	—	107,425	79,927	—	79,927

Loans and advances to credit institutions – Reverse repurchase agreements	98,332	—	98,332	54,138	—	54,138	Forward estimation (non-closed formula)	Interest rate yield curve

Loans and advances to customers – Reverse repurchase agreements	9,093	—	9,093	25,789	—	25,789	Forward estimation (non-closed formula)	Interest rate yield curve

Financial assets at fair value through other comprehensive income:	29,635	771	30,406	32,525	2,875	35,400

Debt instruments	29,575	—	29,575	32,469	—	32,469	Price Vendor	Financial instruments with low trading volume or minimum marketability.

Equity instruments	60	—	60	56	—	56	Other	Value of shareholders’ equity

Loans and advances to customers	—	771	771	—	2,875	2,875	Estimation of credit default probabilities from credit spreads	Interest rate yield curves and market credit spreads

Hedging derivatives:	9,285	—	9,285	9,256	—	9,256

Swaps	4,174	—	4,174	4,768	—	4,768	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	5,111	—	5,111	4,488	—	4,488	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	303,217	1,565	304,782	277,638	3,813	281,451

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal
	Models as of			Models as of			Valuation
	12/31/2018			12/31/2019			Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities held for trading/Financial liabilities at fair value through profit or loss:
	254,637	155	254,792	152,485	791	153,276

Trading derivatives:

Interest rate options	973	—	973	467	8	475	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	179	—	179	81	60	141

European	1	—	1	1	—	1	Black and Scholes model (closed-formula solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation

Auto-callable	167	—	167	—	—	—	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Best of options (Basket)	1	—	1	—	—	—	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Quanto options	10	—	10	80	60	140	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,348	153	1,501	1,548	—	1,548

European barrier	—	—	—	4	—	4	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,341	153	1,494	1,344	—	1,344	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	7	—	7	200	—	200	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	143,448	—	143,448	134,627	723	135,350	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	839	—	839	18	—	18	Forward estimation (non- closed formula solution)	Interest rate yield curves, quoted equity prices and index levels exchange rates

Exchange rate futures	6,096	2	6,098	6,625	—	6,625	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates
	.
Short positions:

Debt instruments	101,754	—	101,754	9,119	—	9,119	Forward estimation (non- closed formula solution)	Interest rate yield curve

Other financial liabilities at fair value through profit or loss:	105,430	—	105,430	273,725	—	273,725

Deposits from the Central Bank – Repurchase agreements	30,995	—	30,995	111,574	—	111,574	Forward estimation (non- closed formula solution)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	4,316	—	4,316	29,689	—	29,689	Forward estimation (non- closed formula solution)	Interest rate yield curve

Customer deposits – Repurchase agreements	65,369	—	65,369	129,216	—	129,216	Forward estimation (non- closed formula solution)	Interest rate yield curve

Marketable debt securities	4,750	—	4,750	3,246	—	3,246	Present value (non-closed formula solution) and Black and Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	8,393	—	8,393	7,523	—	7,523

Swaps	8,047	—	8,047	7,114	—	7,114	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	346	—	346	409	—	409	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates
	368,460	155	368,615	433,733	791	434,524

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

Financial instruments categorized in Level 3

Set forth below are the Bank’s financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

As of December 31, 2019, the financial instruments at fair value through profit or loss categorized in Level 3 are the following:

-

Five cross currency swaps (CCS) USD/Peso (Nominal USD 40 million) and four IRS (Nominal 432 million pesos) with a maturity above twenty years. Since there is no liquid market for estimating and discounting financial instruments with maturities equal or higher than 20 years, these CCS and IRS are classified into a Level 3 hierarchy.

-

Two CCS 91-day TIIE UDI/Peso (Nominal UDI 250 million), four IRS 91-day TIIE (Nominal 419 million pesos) and two 91-day TIIE interest rate options (Nominal 2,395 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.

-

One hundred and fifty eight equity options considering the Solactive Deep Value World Index (Solwdeep Index) as underlying (Nominal Euro 7 million). These financial instruments are embedded options of structured notes offered by the commercial network. The significance of unobservable market input (unobservable market volatility) leads to categorize such financial instruments into a Level 3 hierarchy.

-

The structure denominated as “Swaps Lock-In” that is composed of three Interest Rate Swap fully hedged in prepayment and market risk (Nominal 7,500 million pesos). In case that any of the swaps involved in this structure presents an un-wind event at any time (lock-in), the rest of them will be also un-winded, this terms are submitted in a contractual basis. The significant materiality of this structure to the unobservable significant input (prepayment rate) leads to a Level 3 hierarchy .

-

One loan (Nominal 2,865 million pesos) classified as part of the “Held to collect and sell” business model was granted to a small-medium size customer. In order to calculate the fair value of this loan, market credit spreads per counterparty are needed; but given that this counterparty does not have a market credit spread quote (CDS), a generic credit curve is used as a proxy to represent its credit risk. Therefore, this loan is categorized into a Level 3 hierarchy.

As of December 31, 2018, the financial instruments at fair value through profit or loss categorized as Level 3 are the structure denominated as “Red Compartida”, six CCS with maturity above twenty years and one loan classified as part of the Held to collect and sell business model.

-

The structure denominated as “Red Compartida” (Nominal USD 526 million) is composed of foreign currency exchange (Fx) forwards and plain vanilla Fx options over USD/Peso with maturity from two to five years (the nominal amount is distributed along this term in nine periods). For the plain vanilla Fx options there is a substantial risk of uncertainty in the market data used for the valuation, specifically in the long-term volatility, because the USD/Peso options market in these terms may not have the necessary market liquidity. The lack of sufficient liquidity makes the plain vanilla Fx options to be valued using an unobservable input, thus “Red Compartida” has been categorized as Level 3.
-	Two CCS USD/Peso (Nominal USD 100 million) were traded with a maturity of twenty two years. The lack of liquidity beyond twenty years make these CCS USD/Peso to be categorized as Level 3.
-	Three CCS USD/Peso (Nominal USD 12 million) were traded with a maturity of thirty years. The lack of liquidity beyond thirty years makes these CCS USD/Peso to be categorized as Level 3.
-

During the last quarter of 2018, one CCS UDI/Peso (Nominal 200 million pesos) was traded with a maturity of twenty five years which is classified as Level 3, because one of the inputs needed to value this financial instrument is not observable in the market (UDI/Peso 30-year quote) which turns out significant in the value of this CCS.

-

One loan (Nominal USD 39 million) classified as part of the “Held to collect and sell” business model was granted to a small-medium size customer. In order to calculate the fair value of this loan, market credit spreads per counterparty are needed; but given that this counterparty does not have a market credit spread quote (CDS), a generic credit curve is used as a proxy to represent its credit risk. Therefore, this loan is categorized as Level 3.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets
	Debt and Equity	Trading	Loans and advances
	Instruments	derivatives	to customers	Total

Balance at January 1, 2017	172	—	—	172
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(13)	91	—	78
Purchases	—	—	—	—
Sales	(143)	—	—	(143)
New issuances	—	160	—	160
Settlements	(16)	—	—	(16)
Balance at December 31, 2017	—	251	—	251
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—	543	—	543
Purchases	—	—	—	—
Sales	—	—	—	—
New issuances	—	—	771	771
Settlements	—	—	—	—
Balance at December 31, 2018	—	794	771	1,565
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—	13	—	13
Purchases	—	902	—	902
Transfer out	—	(771)	—	(771)
New issuances	—	—	2,875	2,875
Settlements	—	—	(771)	(771)
Balance at December 31, 2019	—	938	2,875	3,813

		Liabilities
	Debt and Equity	Trading
	Instruments	derivatives	Total

Balance at December 31, 2017	—	(358)	(358)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—	203	203
Purchases	—	—	—
Transfer out	—	—	—
New issuances		—	—
Settlements	—	—	—
Balance at December 31, 2018	—	(155)	(155)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—	—	—
Purchases	—	(791)	(791)
Transfer out	—	155	155
New issuances		—	—
Settlements	—	—	—
Balance at December 31, 2019	—	(791)	(791)

Unobservable inputs used in measuring fair value

The table below shows the effect as of December 31, 2019 on the fair value of the financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation.

This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

			Significant	Range of Estimates	Fair value Measurement
		Valuation	Unobservable	(weighted-average)	Sensitivity to
Financial Instrument	Fair value	Technique	Input	for Unobservable Input	Unobservable Inputs
Caps and floors (91-day TIIE)	(7)	Black model (closed-formula)	Interest rate curve referenced to 91-day TIIE	91-day TIIE curve = 28-day TIIE curve + (-25 basis points, -2 basis points)	A significant decrease in 91-day TIIE curve would result in a higher fair value
Cross currency swaps	50	Forward estimation (non-closed formula)	Long term Peso Fx rates Interest rate curve referenced to 91-day TIIE	Bid-offer spread IRS TIIE (2 basis points - 10 basis points) CCS USD/Peso (3 basis points -10 basis points) IRS UDI/Peso (5 basis points - 20 basis points)	A significant decrease in Peso Fx rates would result in a lower fair value
Quanto options	—	Local volatility model with partial differential equation method	Market index volatility	Beta vs Euro STOXX 50 Volatility surface (69% - 62%)	There is no impact in fair value for increasing or decreasing the applied beta
Swaps Lock In	108	Forward estimation (non-closed formula)	Prepayment rate	Prepayment rate 6% - 12%	There is no impact in fair value since the market and prepayment risks are fully hedge
Interest rate swaps	(5)	Forward estimation (non-closed formula)	Long term Peso rates Interest rate curve referenced to 91-day TIIE

91-day TIIE curve = 28-day TIIE curve + (-25 basis points, -2 basis points)

Bid-offer spread

IRS TIIE (2 basis points - 10 basis points)

CCS USD/Peso (3 basis points -10 basis points)

IRS UDI/Peso (5 basis points - 20 basis points)

					A significant decrease in 91-day TIIE curve would result in a higher fair value The same scenario applied on Peso Fx rates would result in a lower fair value
Loans and advances to customers	2,875	Estimation of credit default probabilities from credit spreads	Market credit spread quotes (CDS)	Credit spread quote (24 basis points - 55 basis points)	A significant rating downgrade would result in a lower fair value

Although the Management believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2019, the potential impact on the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated
	Income Statement as of
	December 31, 2019
	Most	Least
	Favorable	Favorable
	Input	Input

ASSETS:
Cross currency swaps	0.4	(0.4)
Loans and advances to customers	—	(27)
LIABILITIES:
Caps and floors on 91 days TIIE	2.0	0.2
Interest rate swaps	1.7	(0.6)

Cross currency swaps

The least favorable scenario assumed the following:

-

The long term Peso interest rates (IRS and CCS USD/Peso) required to calculate the fair value were moved up 6 basis points and 10 basis points, respectively. These scenarios were determined by the following: 0.95 percentile over a 1 year historical period of the difference between the bid-offer quotations of these market rates divided by two.

The most favorable scenario assumed the following:

-	The long term Peso interest rates (IRS TIIE and CCS USD/Peso) required to calculate the fair value were moved down 6 basis points and 10 basis points, respectively.

Loans and advances to customers

The least favorable scenario assumed the following:

-

Stress of the credit spread quote equivalent to a downgrade of three notches to represent the possible volatility of assigning a proxy credit curve to the counterparty. The rating has been moved from BBB+ to BB+ employing an internal-external rating equivalency.

There is no favorable scenario regarding this loan, since the greatest fair value of this financial asset is the total amount granted (value at par).

Caps and floors on 91-day TIIE

The least favorable scenario assumed the following:

-

In absence of an observable interest rate curve referenced to 91-day TIIE, the corresponding fixing is used; thus, a set of historical spreads between the fixings is applied over the 28-day TIIE rate curve in order to estimate the corresponding curve. The least favorable scenario were determined considering the higher spread over a 1 year historical window and then apply it to the 28-day TIIE rate curve.

The most favorable scenario assumed the following:

-	Considering the lower spread over a 1 year historical window and then apply it to the 28-day TIIE interest rate curve.

Interest rate swaps

The least favorable scenario assumed the following:

-

The long-term Peso interest rates (IRS and CCS USD/Peso) required to calculate the fair value were moved up 6 basis points and 10 basis points, respectively. These scenarios were determined by the following: 0.95 percentile over a 1 year historical period of the difference between the bid-offer quotations of these interest rates divided by two. Regarding the IRS with an underlying of 91-day TIIE, in absence of an observable market interest rate curve referenced to 91-day TIIE, the corresponding fixing is used; thus, a set of historical spreads between the fixings is applied over the 28-day TIIE rate curve in order to estimate the corresponding curve. The least favorable scenario were determined considering the higher spread over a 1 year historical window and then apply it to the 28-day TIIE rate curve.

The most favorable scenario assumed the following:

-

The long-term Peso interest rates (IRS and CCS USD/Peso) required to calculate the fair value were moved up 6 basis points and 10 basis points, respectively. Regarding the IRS with an underlying of 91-day TIIE, the most favorable scenario were determined considering the lower spread over a 1 year historical window and then apply it to the 28-day TIIE rate curve.

v.    Sensitivity analysis

As an alternative to sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2019, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2019

All financial instruments	66	114	26	74
By category:
Instruments sensitive to interest rate	43	64	23	49
Instruments sensitive to equity market prices	3	12	1	2
Instruments sensitive to foreign currency exchange rates	41	89	8	49
Instruments sensitive to volatility movements	6	11	4	5

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

vi.   Recognition of fair value changes

Changes in the fair value of certain financial assets and liabilities subject to those changes are recognized, either in the consolidated income statement or in other comprehensive income. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income or Interest expenses and similar charges, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net).

The recognition of the adjustments due to changes in fair value arising from financial assets at fair value through other comprehensive income are described in Note 2d.i.

vii.  Hedging transactions

The Bank uses financial derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these financial derivatives in the management of the risks of the Bank’s own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these financial derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A financial derivative qualifies for hedge accounting if all the following conditions are met:

1.	The financial derivative hedges one of the following three types of exposure:
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

3.

There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s Management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.

In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

b.

In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in other comprehensive income under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.

In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in other comprehensive income under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.

The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a financial derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the financial derivative is classified for accounting purposes as a trading financial derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are amortized to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in this consolidated equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

viii. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as financial derivatives if: i) their risks and characteristics are not closely related to those of the host contracts; ii) a separate instrument with the same terms would meet the definition of a financial derivative and iii) the hybrid contract is not measured at fair value through profit or loss.

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

Accordingly, financial assets are only derecognized when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties.

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

The disclosures set out in the tables below include financial assets and financial liabilities that:

·	Are offset in the Bank’s consolidated balance sheet; or
·	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

The similar agreements include financial derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include  financial derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending agreements. Financial instruments such as loans and receivables and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Financial derivative transactions are either transacted on an exchange or entered into under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

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

The Bank receives and gives collateral in the form of cash, debt and equity securities in connection with the following transactions:

·	Financial derivatives;
·	Repurchase agreements and reverse repurchase agreements; and
·	Securities lending and borrowing agreements.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex (CSA). This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2018:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivative assets	164,238	—	164,238	(92,928)	(4,044)	(42,391)	24,875

Reverse repurchase agreements	107,425	—	107,425	—	(107,560)	—	(135)

Equity instruments (*) (see Note 9.a)	250	—	250	—	(250)	—	—

Total	271,913	—	271,913	(92,928)	(111,854)	(42,391)	24,740

As of December 31, 2019:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivative assets	161,003	—	161,003	(128,590)	(5,736)	(16,759)	9,918

Reverse repurchase agreements	79,927	—	79,927	(2,944)	(76,592)	—	391

Equity instruments (*) (see Note 9.a)	13	—	13	—	(14)	—	(1)

Total	240,943	—	240,943	(131,534)	(82,342)	(16,759)	10,308

(*)   As of December 31, 2018 and 2019, the financial instruments received as collateral in lending transactions amount to 333 million pesos and 14 million pesos, respectively, which are limited to the net equities lent under the aforementioned lending transactions.

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2018:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivative liabilities	162,120	—	162,120	(92,928)	(6,234)	(29,409)	33,549

Repurchase agreements	173,515	—	173,515	—	(101,197)		72,318

Short positions - Securities loans (see Note 10.b)	28,239	—	28,239	—	(29,086)		(847)

Short positions – Short sales (see Note 10.b)	72,835	—	72,835	—	(72,809)		26

Total	436,709	—	436,709	(92,928)	(209,326)	(29,409)	105,046

As of December 31, 2019:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivative liabilities	152,004	—	152,004	(128,590)	(4,472)	(14,300)	4,642

Repurchase agreements	270,479	—	270,479	(2,944)	(191,422)	—	76,113

Short positions - Securities loans (see Note 10.b)	8,280	—	8,280	—	(8,809)	—	(529)

Short positions - Short sales (see Note 10.b)	77,657	—	77,657	—	(77,824)	—	(167)

Total	508,420	—	508,420	(131,534)	(282,527)	(14,300)	80,059

g)   Impairment of financial assets

Definition

The Bank associates an impairment in the value to financial assets measured at amortized cost, financial assets measured at fair value with changes in other comprehensive income, lease receivables and loan commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the consolidated balance sheet date.

The impairment for expected credit losses is recognized in the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of POCI financial assets, the Bank only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are recognized in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

The expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of POCI financial assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Allowance for impairment losses

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

The impairment estimation methodology segregates financial assets in three categories, based on the stage of each financial asset with regard to its level of credit risk:

·

Stage 1 (“Normal risk”): financial assets for which no significant increase in credit risk is identified since their initial recognition. In this case, the allowance for impairment losses reflects credit losses arising from expected defaults over the following 12 months from the reporting date.

·

Stage 2 (“Normal risk under watchlist”): if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial asset is classified as Stage 2. In this case, the allowance for impairment losses reflects the expected losses from expected defaults over the life of the financial asset.

·

Stage 3 (“Doubtful risk”): a financial asset is classified in this Stage when it shows effective signs of impairment as a result of one or more credit events that have already occurred resulting in a credit loss. In this case, the amount of the allowance for impairment losses reflects the expected losses for credit risk over the expected life of the financial asset.

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

Individual assessment

Financial assets individually assessed for credit impairment are evaluated by the following methodologies:

i) Calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant financial assets considering the debtor’s financial situation and any guarantees and collateral in place. The Bank takes into account all available information (external or internal), including expert judgment and reasonable and supportable forecasts of future events, to estimate the present value of expected cash flows, and ii) Calculating the expected recovery from available collateral and guarantees, minus the estimated dispositions costs. Subsequently, expected cash flows, discounted at an appropriate rate, are estimates using the expected values from the sale or foreclosure of collateral and guarantees.

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

In the estimation of the parameters used for the allowance for impairment losses and for provisions for off-balance sheet risk calculation such as Exposure at Default (EAD), Probability of Default (PD), Loss Given Default (LGD) and discount rate, the Bank leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Bank is aware of the differences between such internal models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 allowance for impairment models.

The Bank performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

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

In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Bank has considered internal/external supplementary data to use for assessing purposes. The characteristics and any supplementary data used to determine groupings are outlined below:

a)   Middle-market corporations loans

·	Credit rating band
·	Days past due
·	Product type
·	Vintage
·	Maturity
·	Guarantee or collateral

b)   Mortgage loans

·	Credit score
·	Time to maturity

·	Days past due
·	Vintage
·	Loan to value ratio band
·	Credit conversion from variable to fixed rate

c)   Credit card loans

·	Credit score
·	Days past due
·	Vintage
·	Available credit amount
·	Credit limit
·	Balance

d)   Personal loans

·	Credit score
·	Days past due
·	Product type
·	Vintage
·	Top-up susceptible

e)   Small and medium-sized enterprises loans

·	Credit score
·	Days past due
·	Balance
·	Vintage
·	Product type
·	Available credit amount
·	Credit limit
·	Guarantee from development banks

f)    Payroll loans

·	Credit score
·	Days past due
·	Granted amount
·	Balance
·	Percentage of granted amount
·	Vintage
·	Employer activity

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

“Observed Default Frequency” is defined as the rate in which loans that were not impaired become credit-impaired in a lifetime period.

The different bands of thresholds for each type of financial asset are shown below.

Commercial loans to large enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤0.78	5.00
0.78 - 1.37	17.00
1.37 - 4.78	29.00
4.78 - 7.81	41.00
>7.81	53.00

Commercial loans to real state

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤0.68	23.00
0.68 - 0.91	27.00
0.91 - 1.07	30.00
1.07 - 1.4	34.00
1.4 - 7.94	37.00
>7.94	41.00

Commercial loans to small and medium-sized enterprises (SMEs)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤1.66	12.00
1.66 - 3.00	13.00
3.00 - 6.00	14.00
6.00 - 8.00	17.00
8.00 - 10.00	18.00
10.00 - 13.00	19.00
13.00 - 15.00	20.00
15.00 - 18.00	20.70
18.00 - 22.00	21.30
>22.00	22.00

Mortgage loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤4.08	16.00
4.08 - 5.66	28.00
5.66 - 11.32	40.00
11.32 - 12.70	41.00
12.70 - 15.32	42.00
15.32 - 16.99	43.00
16.99 - 21.64	44.00
>21.64	45.00

Revolving consumer credit card loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤0.5	16.00
0.5 - 1.0	19.00
1.0 - 1.5	22.00
1.5 - 2.0	25.00
2.0 - 4.0	29.00
4.0 - 6.0	32.00
6.0 - 8.0	35.00
8.0 - 10.0	38.00
>10.0	41.00

Non-revolving consumer loans (payroll loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤10.06	11.00
10.06 - 13.04	16.00
13.04 - 15.11	20.00
15.11 - 16.77	22.30
16.77 - 19.56	24.50
19.56 - 21.80	26.80
21.80 - 22.92	29.00
22.92 - 28.19	31.00
28.19 - 34.70	33.00
>34.70	35.00

Non-revolving consumer loans (personal loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

≤9.32	11.00
9.32 - 13.97	19.00
13.97 - 16.65	24.00
16.65 - 19.00	31.00
19.00 - 23.68	36.00
23.68 - 25.67	36.50
25.67 - 26.74	37.00
26.74 - 31.84	37.50
>31.84	38.00

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

·	In short-term forbearance.
·	Extension to the terms granted.

For global corporate and investment banking customers, debt instruments at amortized cost and debt instruments at fair value through other comprehensive income, if the borrower requires closer monitoring and a review of its credit rating and/or the financial asset meets one or more of the following criteria:

·	Significant debt instrument price variation.
·	Significant adverse changes in business, financial and/or economic conditions in which the borrower operates.
·	Actual or expected forbearance or restructuring.
·	Actual or expected significant adverse change in operating results of the borrower.
·	Significant change in collateral value which is expected to increase risk of default.
·	Early signs of cash flow/ liquidity problems.

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

Credit-impaired financial assets are classified as Stage 3 category according to IFRS 9.

The Bank applies the following criteria to classify financial assets as credit-impaired loans:

·	Commercial, financial and industrial loans

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

·	Mortgage loans

Mortgage loans are considered credit-impaired when a payment is past due more than 90 days.

·	Installment loans to individuals

Revolving consumer credit cards loans are considered credit-impaired when payment is not received after 90 days it becomes due.

Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after 90 days an installment becomes due.

·	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

The Bank considers also as credit-impaired financial assets (loans), the sum of all transactions of a customer when the loan balances of the same customer categorized as credit-impaired (Stage 3) are equivalent to more than 20% of the total outstanding amounts of that customer.

These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the client does not have balances more than 90 days past due in other loans.

Financial assets (loans) which are not credit-impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered credit-impaired. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative net equity, continued losses, significant decrease in revenue or in the client’s recurring cash flows, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, the existence of an internal or external rating showing that the client is in default and the existence of overdue customer commitments with a significant amount to public institutions or employees.

These financial instruments may be reclassified to other categories if, as a result of an individualized study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances with more than 90 days past due.

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

In the case of forbearances, instruments classified as Stage 2 (“normal risk under watchlist”) may be generally reclassified to Stage 1 (“normal risk”) in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.

In the case of forbearances, instruments classified as Stage 3 (“doubtful risk”) may be reclassified to Stage 2 (“normal risk under watchlist”) when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balance with more than 90 days past due.

Debt instruments are considered credit-impaired when a payment is past due more than 90 days.

Measuring expected credit losses

Measurement of expected credit losses requires the use of complex models and significant assumptions about future economic conditions and credit behavior (i.e., the likelihood of customers defaulting and the resulting credit losses) and also requires significant judgments that must be supported by past, present and future information, such as:

·	Determining criteria for significant increase in credit risk.
·	Choosing appropriate models and assumptions for the measurement of expected credit losses.
·	Making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of macroeconomic conditions.
·	Determining the lifetime and point of initial recognition of revolving consumer credit card loans.

·	Establishing the number and relative weightings of forward-looking scenarios.
·	Establishing groups of similar financial assets for the purpose of measuring expected credit losses.

The methodology for the quantification of expected credit losses is based on an unbiased and weighted consideration of the occurrence of up to three possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events and current conditions and projections of certain portfolio factors and macroeconomic factors, such as Gross Domestic Product (GDP), Consumer Price Index (CPI), or unemployment rates, deemed relevant to the measurement of expected credit losses.

ECL are recognized for financial assets measured at amortized cost, financial assets measured at FVTOCI, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving credit lines, which include credit card limits.

The ECL are measured on either a twelve-month or “Lifetime” basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether a financial asset is considered to be credit-impaired.

Expected credit losses are the discounted product of the PD, EAD and LGD, defined as follows:

·

The PD is the estimated probability that the counterparty will default on its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than 90 days past due or is deemed to be in default as per the criteria mentioned above, either over the next twelve months or over the remaining lifetime (Lifetime PD) of the obligation.

·	EAD is the amount of estimated risk exposure incurred at the time of the counterparty’s analysis.
·

LGD is the estimated loss arising in an event of default. It depends mainly on the guarantees and collateral associated with the transaction. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD). LGD is calculated on a twelve-month or “Lifetime” basis, where twelve-month LGD is the percentage of loss expected to be incurred if the default occurs in the next twelve months and “Lifetime” LGD is the percentage of loss expected to be incurred if the default occurs over the remaining expected lifetime of the loan.

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

·

For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a twelve-month or “Lifetime” basis. “Lifetime” EAD will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the “Lifetime” EAD calculation.

·

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

·

For secured financial assets, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, time to repossession and recovery costs observed.

·

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

The assessments performed during the year ended December 31, 2019 have not identified significant changes in facts and circumstances that would require updates on estimation techniques, significant assumptions or methodologies currently employed in the ECL calculation.

Expected life of the financial assets

For the purpose of estimating the expected life of the financial assets, all the contractual terms have been taken into account (i.e., prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial assets with an uncertain maturity period and a component of undrawn commitment (i.e., credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial asset, etc.).

Effective guarantees

The following constitute effective guarantees:

a)Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the Bank. The properties include:

i.   Buildings and building elements, distinguishing among:

·	Houses;
·	Offices, stores and multi-purpose premises;
·	Rest of buildings such as non-multi-purpose premises and hotels.

ii.  Urban and developable ordered land.

iii.  Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favor of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.

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

The Bank has performed historical analysis and identified the key macroeconomic and portfolio factors impacting credit risk and expected credit losses for each financial assets portfolio.

The following represent the most significant macroeconomic factors that could substantially change the estimated ECL:

·	GDP growth rates, given their significant effect on borrowers’ performance.
·	Loans - Mortgage, given that changes in the real estate market have broader economic implications and vice versa.
·	Unemployment rates, given its significant effect on customers’ ability to meet contractual obligations.
·	CPI, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability.
·	Peso/USD exchange rate, given its substantial influence on operations and profitability.
·	Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power.
·	Total Deposits, given its impact on how much of a bank’s core funds can be used for lending.
·	Stock Markets, given its considered critical to economic development as it gives companies the ability to quickly access capital from the public.

The associated impact of these macroeconomic factors and certain portfolio factors on the PD and LGD vary by type of financial asset. Expert judgment has also been applied in this process. Forecasts of these factors (“base economic scenario”) are provided by the Bank´s economics area on a periodic basis and offer the best estimate view of the economy over the next three years. After three years, to project these factors out for the full remaining lifetime of each financial asset, a mean reversion approach has been used. With this approach, the projected factors in the long-term will have statistical patterns such as average rate (i.e., for unemployment) or a growth rate (i.e., GDP) over a period of two to five years.

The impact of these factors on the PD, EAD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these factors have had historically on default rates and on the components of LGD and EAD.

In addition to the base economic scenario, the Bank´s economics area also provide other possible scenarios along with scenario weightings. The number of other scenarios used is set based on the analysis of each major financial asset type to ensure nonlinearities are considered. The number of scenarios and their attributes are reassessed on a quarterly basis. For all financial assets portfolios, the Bank concluded that three scenarios appropriately consider nonlinearities. The scenario weightings are determined by a combination of statistical analysis and expert judgment, taking into account the range of possible outcomes each chosen scenarios is representative of. These weightings are presented for approval by the executive risk committee.

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

As with any forecast, the projection and likelihoods of occurrence are subject to a high degree of inherent uncertainty and therefore the actual outcomes may be significantly different to those projected. Moreover, applying expert judgment in measuring ECL requires the use of assumptions which are highly subjective and very sensitive to macroeconomic changes and credit conditions. The Bank considers these forecasts to represent its best estimate of the possible outcomes and has analyzed the nonlinearities and asymmetries within the Bank´s different financial assets portfolios to establish that the chosen scenarios are appropriately representative of the range of possible scenarios.

The factors used for the ECL estimate as of December 31, 2019 are set out below. The “base”, “upside” and “downside” scenarios were used for all financial assets portfolios, except for global corporates for which the Bank applies the same global macroeconomic scenarios as Banco Santander (Spain). Risk parameters, including a forward-looking add-ons for this portfolio are provided by Banco Santander (Spain).

		December 31, 2019:
Factor	Scenario	December 2019	December 2020	December 2021	December 2022
	Base	0.05%	1.20%	1.70%	1.70%
GDP (% year over year)	Upside	0.05%	2.05%	2.75%	2.90%
	Downside	0.05%	(7.10)%	0.00%	0.80%
	Base	3.90%	3.60%	3.50%	3.50%
CPI (% year over year)	Upside	3.90%	3.39%	3.08%	2.91%
	Downside	3.90%	8.40%	8.78%	7.60%
	Base	3.55%	3.79%	4.03%	4.27%
Unemployment rates (% active population)	Upside	3.55%	3.37%	3.47%	3.60%
	Downside	3.55%	6.40%	7.10%	5.50%
	Base	20.46	20.78	21.07	21.39
Peso/USD (end of period)	Upside	20.46	19.77	20.09	20.46
	Downside	20.46	27.03	26.66	25.05
	Base	9.80%	9.10%	8.90%	8.50%
Loans Mortgage (% year over year)	Upside	9.80%	10.25%	11.04%	10.90%
	Downside	9.80%	(4.50)%	(0.20)%	1.40%
	Base	5.29%	6.10%	5.85%	5.83%
Loans - Consumer (% year over year)	Upside	5.29%	7.32%	8.12%	8.37%
	Downside	5.29%	(7.50)%	0.40%	2.49%
	Base	7.70%	7.44%	6.60%	6.18%
Deposits Total (% year over year)	Upside	7.70%	8.46%	7.65%	6.83%
	Downside	7.70%	5.00%	4.60%	5.10%
	Base	42,921.41	44,037.20	46,327.14	48,736.15
Stock Markets (level)	Upside	42,921.41	45,496.53	49,909.70	55,299.94
	Downside	42,921.41	33,907.91	30,517.12	31,280.05

The weightings assigned to each macroeconomic scenario as of December 31, 2018 and 2019 were as follows:

December 31, 2019
Scenario	Weighting

Base	52.5%
Upside	10.0%
Downside	37.5%

December 31, 2018
Scenario	Weighting

Base	55.0%
Upside	10.0%
Downside	35.0%

Sensitivity analysis

The ECL recognized in the consolidated balance sheet as of December 31, 2019 reflect the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, according to the scenarios described above. Many of the factors and assumptions used to calculate ECL have a high degree of interdependency and there is not a single factor or assumption to which ECL, as a whole, are sensitive. The ECL determined by using the “base” scenario, which is used to calculate an unbiased expected credit loss, provides an indication of the overall sensitivity of ECL to different macroeconomic assumptions.

Set out below are the changes to the ECL as of December 31, 2019 that would result from reasonably possible changes in the weightings from the actual assumptions used in the Bank’s macroeconomic scenarios, considering a weightings of 100% for the most favorable scenario and a weighting of 100% for the least favorable scenario:

	Most Favorable	Least Favorable
	Scenario	Scenario

Retail loan portfolios	(14.0)%	18.5%
Non-retail loan portfolios	(6.5)%	7.1%

Modification of loans and advances to customers

The Bank sometimes renegotiates or otherwise modifies the contractual cash flows of loans and advances to customers. When this happens, the Bank assesses whether or not the new terms are substantially different to the original terms. The Bank does this by considering, among others, the following factors:

·	When the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.
·	Whether any substantial new terms are introduced that affects the risk profile of the loan.
·	Significant extension of the loan term when the borrower is not in financial difficulty.
·	Significant change in the interest rate.
·	Change in the currency the loan is denominated in.
·	Insertion of collateral, other security or credit enhancement that significantly affect the credit risk associated with the loan.

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

If the terms are not substantially different, the renegotiation or modification does not result in derecognition and the Bank recalculates the gross carrying amount based on the revised cash flows of the financial asset discounted at the financial asset’s original effective interest rate (or credit-adjusted effective interest rate for POCI) and recognizes a modification gain or loss in the consolidated income statement.

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

Loans and the corresponding allowance for impairment losses are normally written-off considering the following:

·

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

·	Mortgage loans are written-off when they have been past due for 36 months.
·

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

Impairment for incurred losses

Up to December 31, 2017, the Bank applied an incurred loss methodology under IAS 39 for determining the allowance for impairment losses, which also sought to identify the amount of incurred losses as of the consolidated balance sheet date of loans and receivables that had not yet been reported as impaired, but that the Bank estimated based on its past history or other quantitative factors that the loss event had already occurred. As part of this methodology, Management also considered qualitative factors that are probable to cause estimated credit losses associated with the Bank’s loan portfolio to differ from historical loss experience, such as changes in GDP, unemployment rates, interest rates, IPC, etc., in order to adjust this historical loss experience to reflect current economic and market conditions as of the date of the consolidated financial statements.

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

h)   Change in accounting estimates and accounting policies

Initial adoption of IFRS 16

The Bank has adopted IFRS 16 from January 1, 2019.

On adoption of IFRS 16, the Bank recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate and the Bank recognized right-of-use assets which was initially measured at cost as of January 1, 2019.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

·	accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases, and
·	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Bank relied on its assessment made applying IAS 17 and IFRIC 4.

Following is an analysis of initial measurement of lease liabilities:

IAS 17 operating lease commitments based on gross cash flows disclosed as of December 31, 2018	10,015
Discounted using the Bank’s incremental borrowing rate of 11%	6,090
Add/(less): adjustments due to different treatment of extension and termination options	801
(Less): contracts to which the short-term leases exemption has been applied	77
(Less): services/non-lease components of lease contracts	80
IFRS 16 lease liability as of January 1, 2019	6,734

On transition to IFRS 16, the Bank recognized 6,734 million pesos of right-of-use assets and of lease liabilities.

When measuring lease liabilities, the Bank discounted lease payments using the incremental borrowing rate as of January 1, 2019. The weighted-average rate applied was 11%.

Initial adoption of IFRS 9 (date of transition January 1, 2018)

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

i)    Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement at a fixed price (repos) are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement at a fixed price are measured at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

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

j)    Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

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

The period tangible asset depreciation is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

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

l)    Accounting for leases

As explained in Note 2.h, the Bank has adopted IFRS 16 from January 1, 2019.

Until December 31, 2018, leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the Bank acted as the lessor, the acquisition cost of the leased assets was presented under Tangible assets in the consolidated balance sheet. The depreciation policy for these assets were consistent with that for similar items of property, plant and equipment for own use, and income from operating leases was recognized on a straight-line basis over the term of the lease under Other operating income in the consolidated income statement. Initial direct costs incurred in negotiating and arranging an operating lease were added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

When the Bank acted as the lessee, the lease expenses, including any incentives granted by the lessor, were charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives were received to enter into operating leases, such incentives were recognized as a liability. The aggregate benefit of incentives was recognized as a reduction of rental expense on a straight-line basis.

Since January 1, 2019, when the Bank acts as a lessee, a right-of-use asset and a lease liability is recognized at the beginning of the lease. Initially, the right-of-use asset is measured at cost, which comprises the amount of the lease liability, adjusted for any lease payment made in or before the commencement date and any lease incentives received, plus any other initial direct costs incurred by the lessee and an estimate of the costs for dismantling the underlying asset or for restoring the underlying asset or the site of its location, less any incentives received.

Subsequently, the right-of-use asset is depreciated on the straight-line method from the commencement date to the lesser of the end of the useful life of the right-of-use asset or the end of the lease term. The estimate of the useful lives of the right-of-use asset is determined on the same bases as the assets. Also, right-of-use asset is reduced for impairment, if any, and adjusted for the remeasurement of the lease liability.

The lease liability is initially measured at the present value of lease payments that have not been paid as of the commencement date, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use the incremental borrowing rate. Subsequently, the lease liability is adjusted for interest and payments as well as, among others, for the impact of lease modifications.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments; and
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.

The lease obligation is measured on an amortized cost basis using an effective interest method and remeasured if there is a change in future lease payments resulting from a change in the inflation index or if the Bank changes its assessment as to whether it shall chose the lease extension or termination option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Bank, the lessee’s incremental borrowing rate is used, being the rate that the Bank would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Bank applies the Cross Section methodology, which consists of estimating the credit spread of the Bank based on the CDS information available from different entities. Under the Cross Section methodology the following factors are considered to obtain the Bank’s credit spread:

·	Economic sector,
·	Geographical area,
·	Rating, and
·	An assumption to represent that at least one factor described above, match with the factors related to the Bank.

The Bank is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is remeasured and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is recognized under Interest expense and other charges in the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The Bank is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is remeasured and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost.

Payments associated with short-term leases of low-value assets are recognized on a straight-line basis as an expense under Administrative expenses in the consolidated income statement. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise, for example, personal computers, printers, small items of office furniture, telephones and other similar assets.

As of December 31, 2019, the Bank does not have any lease agreements with purchase options.

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

Intangible assets with indefinite useful lives are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Bank reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

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

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.

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

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Bank. They include the present obligations of the Bank when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Bank does not recognize the contingent liability. The Bank will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

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

o)   Court proceedings and/or claims in process

At the end of 2018 and 2019, certain court proceedings and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

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

Share-based payments are discussed in Note 43.b, 42.b, 42.c and 42.d.

q)   Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.    Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the Bank’s right to receive them arises.

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

iii.   Non-finance income and expenses

They are recognized for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

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

-

If the financial guarantee is not an integral part of the guaranteed financial asset, the cost is recognized as a separate pre-payment asset, and it is amortized over the shorter of the life of the guarantee and the expected life of the guaranteed financial asset. The pre-payment asset is tested for impairment under IAS 36. The expected cash flows from the financial guarantee are not included in the measurement of the ECL of the guaranteed financial asset and a separate reimbursement asset is recognized in the consolidated balance sheet in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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

The provisions made for these transactions are recognized under Provisions – Other provisions in the consolidated balance sheet. These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

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

t)    Post-employment benefits

The Bank’s post-employment obligations to its employees are deemed to be defined contribution plans when the Bank makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 24.c).

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

Post-employment benefits are recognized as follows:

Service cost is recognized in the consolidated income statement and includes the following items:

Current service cost (the increase in the present value of the obligations resulting from employee service in the current period) is recognized under Personnel expenses.

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

The remeasurement of the net defined benefit obligation is recognized in other comprehensive income and includes:

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

u)   Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the Bank but who, without being legally retired, continue to have economic rights vis-à-vis the Bank until they acquire the legal status of retiree-, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions (net), in the consolidated income statement.

v)   Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

w)   Income tax

Income tax expense represents the sum of the income tax currently payable and deferred income tax.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

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

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current –the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Bank is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the Bank will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the Bank will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in consolidated equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

Current and deferred income tax for the year

Current and deferred income tax are recognized in the consolidated income statement, except when they relate to items that are recognized in other comprehensive income or directly in consolidated equity, in which case, the current and deferred income tax are also recognized in other comprehensive income or directly in consolidated equity, respectively. Where current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

x)   Remaining maturity periods

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2018 and 2019 year-end is provided in Note 45.

y)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO.

z)   Dividend distribution

Dividend distributions to the Bank’s shareholders are recognized as a liability in the Bank’s consolidated financial statements in the period in which the dividends are proposed by the Board of Directors and approved by the Bank’s shareholders.

aa)   Treasury shares

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

ab) Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.
b.	The net amount of the income and expenses recognized directly in consolidated equity that will not be reclassified subsequently to the consolidated income statement.
c.	The net amount of the income and expenses recognized directly in consolidated equity that may be reclassified subsequently to the consolidated income statement when certain conditions are met.
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

ac) Consolidated statement of changes in total equity

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

ad) Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows with the meanings specified:

·

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Bank classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

·	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
·	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
·	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

The application of IFRS 16 has an impact on the consolidated statement of cash flows of the Bank.

Under IFRS 16, lessees must present:

Short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability as part of operating activities;

Cash paid for the interest portion of a lease liability as either operating activities or financing activities, as permitted by IAS 7 (the Bank has opted to include interest paid as part of financing activities); and

Cash payments for the principal portion for a lease liability, as part of financing activities.

Under IAS 17, all lease payments on operating leases were presented as part of cash flows from operating activities.

ae) Reclassifications on consolidated balance sheets and consolidated statement of cash flows from prior years

As of December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss (Deposits from credit institutions – Repurchase agreements and Customer deposits – Repurchase agreements) in the consolidated balance sheet. In prior years, pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss – Short positions.

This reclassification is considered by the Bank to provide a preferable presentation with the purpose of grouping in a single item of the consolidated balance sheet, all the financial liabilities related to reverse repurchase agreements.

As of December 31, 2018	Originally reported amounts	Reclassifications	New reported amounts
BALANCE SHEETS:

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:	101,754	(72,835)	28,919
Short positions	101,754	(72,835)	28,919

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:	69,685	72,835	142,520
Deposits from credit institutions – Repurchase agreements	4,316	9,485	13,801
Customer deposits – Repurchase agreements	65,369	63,350	128,719

CONSOLIDATED STATEMENT OF CASH FLOWS:

A. CASH FLOWS FROM OPERATING ACTIVITIES:

Financial liabilities at fair value through profit or loss	15,756	72,835	88,591
Other financial liabilities at fair value through profit or loss	(15,223)	(72,835)	(88,058)

As of December 31, 2017	Originally reported amounts	Reclassifications	New reported amounts
CONSOLIDATED STATEMENT OF CASH FLOWS:

A. CASH FLOWS FROM OPERATING ACTIVITIES:

Financial liabilities at fair value through profit or loss	(27,103)	46,233	19,130
Other financial liabilities at fair value through profit or loss	(16,207)	(46,233)	(62,440)

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

This transaction was considered executed between entities under common control, therefore the effect from the sale of the custody business was an increase of 506 million pesos in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

3.2 Acquisition of shares of Bolsa Mexicana de Valores, S.A.B. de C.V.

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

3.3 Authorization to incorporate Santander Inclusión Financiera, S.A. de C.V.

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

3.4 Corporate Restructuring

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

Prior to the Merger, the Former Group was a “foreign private issuer” and its Series B shares were listed on the Bolsa Mexicana de Valores and its American Depositary Shares (ADS) representing the Former Group’s Series B shares were listed on the New York Stock Exchange (NYSE). Following the Merger, the Bank became the “foreign private issuer” and its Series B shares are listed on the Bolsa Mexicana de Valores and its ADS representing the Bank’s Series B shares are listed on the NYSE.

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

3.5 Acquisition of Isban México, S.A. de C.V.

On October 26, 2017, the Board of Directors approved the acquisition of Isban México, S.A. de C.V. (ISBAN) with the objective of creating a new technology operating model for the Bank.

The CNBV authorized on September 14, 2018, the acquisition by the Bank of all the shares representing the capital stock of ISBAN.

On October 11, 2018, the Bank acquired from Banco Santander, S.A. (Spain) for 1,077 million pesos, all the shares representing the capital stock of ISBAN. This acquisition originated a charge of 225 million pesos in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet given that this transaction was considered executed by entities under common control.

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

3.6 Early settlement of Tier II Subordinated Capital Notes - Expiration of cash tender offer

On September 26, 2018, the Bank completed a cash tender offer (Tender Offer) for any and all of its outstanding 5.95% Tier II Subordinated Capital Notes issued on December 27, 2013 with a ten-year maturity (January 30, 2024). The amount effectively tendered was USD 1,222,907,000 which represented 94.07% of such 5.95% Tier II Subordinated Capital Notes. On January 30, 2019, the Bank exercised its call option and amortized the remaining USD 77,093,000.00.

3.7 Issue of Tier II Subordinated Capital Notes due 2028

On October 1, 2018, the Bank issued 5.95% Tier II Subordinated Capital Notes due 2028 for a total of USD 1,300 million, meeting the capital requirements under Basel III criteria for complementary capital/Tier II. Banco Santander (Spain) purchased USD 975 million, or 75%, of these Subordinated Notes.

The Tier II Subordinated Capital Notes due 2028 were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (Securities Act), and outside the United States of America, in accordance with Regulation S under the Securities Act.

3.8 Change of corporate name

On October 10, 2018, a modification in the Bank’s corporate name was duly approved such that, from that date, the Bank is named Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. The modification consisted of eliminating the parentheses that were around the word “México”.

3.9 Exchange Offers

On August 18, 2019, Banco Santander (Spain) announced the commencement of its exchange offers to acquire all the issued and outstanding Series B shares and ADSs of Banco Santander México in exchange for 0.337 of Banco Santander (Spain)´s ordinary share for each Banco Santander México´s Series B share and 1.685 Banco Santander (Spain)´s ADS for each Banco Santander México’s ADS.

The exchange offers comprised a United States exchange offer and a concurrent Mexican exchange offer.

The United States exchange offer was made pursuant to an offer to exchange/prospectus filed with the United States Securities and Exchange Commission on August 8, 2019, and was open to all United States holders of Banco Santander México´s Series B shares and all holders of Banco Santander México’s ADSs, wherever located. The Mexican exchange offer was made pursuant to a Mexican information statement and placement prospectus and was open to holders of Banco Santander México´s Series B shares.

On September 6, 2019, Banco Santander (Spain) informed the expiration of the acceptance period of the exchange offers made for all the issued and outstanding Series B shares and ADSs of Banco Santander México.

Share-based payment transactions

As a result of the exchange offers detailed above, the share-based payment transactions for those executive officers that concurred to the exchange offers changed from an equity-settled transaction to a cash-settled transaction. Consequently, 122 million pesos were reclassified from Accumulated reserves within Shareholders’ equity to Other liabilities in the consolidated balance sheet.

4.  Distribution of the Bank’s profit and Earnings per share

4.1 Distribution of the Bank’s profit

The distributions of the Bank’s profit for the years ended December 31, 2017, 2018 and 2019 approved by the Board of Directors during the annual general meetings are as follows:

	2017	2018	2019

Profit of the year	18,678	19,356	20,381
Dividends declared	8,910	9,228	10,293
Dividend per share (pesos)	1.31	1.36	1.52
Date of payment	05/30/2017 and	06/29/2018 and	05/28/2019 and
	12/27/2017	12/28/2018	12/27/2019

As mentioned in Notes 3.4 and 29.d, the Former Group declared a dividend of 1,822 million pesos in December 2018 to make equivalent the book value of the shares of the Former Group with those of the Bank, which was paid on January 25, 2018 by the Bank.

4.2 Earnings per share

According to IAS 33 Earnings per share, the Bank should present and adjust retrospectively, the basic and diluted earnings per share, if the number of ordinary or potential shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split.

i.   Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year (see Note 29.d).

Accordingly, basic earnings per share after the Merger were determined as follows:

	2017	2018	2019

Profit attributable to the Parent	18,678	19,353	20,381
Profit attributable to the Parent (net of non-controlling interest)	18,678	19,353	20,381
Weighted average number of shares outstanding	6,777,381,551	6,776,220,369	6,775,455,458
Basic earnings per share (pesos)	2.76	2.86	3.01

ii.   Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 29.d).

Accordingly, diluted earnings per share after the Merger were determined as follows:

	2017	2018	2019

Profit attributable to the Parent	18,678	19,353	20,381
Profit attributable to the Parent (net of non-controlling interest)	18,678	19,353	20,381
Weighted average number of shares outstanding	6,777,381,551	6,776,220,369	6,775,455,458
Dilutive effect of rights on shares	9,612,806	10,773,988	11,538,899
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	2.75	2.85	3.00

5.   Compensation of directors, executive officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

During 2019, the Director of operations and the Director of information technologies decided to step down. Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2019 to the date on which these consolidated financial statements were authorized for issue.

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 12 million pesos during 2017, 15 million pesos during 2018 and 21 million pesos during 2019, paid as attendance fees.

b)   Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 416 million pesos during 2017, 496 million pesos during 2018 and 456 million pesos during 2019. The main benefits paid to the Bank’s executive officers are: salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 265 million pesos as of December 31, 2017, 331 million pesos as of December 31, 2018 and 472 million pesos as of December 31, 2019.

d)   Corporate performance shares plan 2014

On March 28, 2014, the shareholders of Banco Santander (Spain) approved a share-based variable compensation plan denominated “Corporate performance shares plan 2014” applicable only to a certain group of executive officers. This plan provided a variable compensation linked to the performance of the stock of Banco Santander (Spain).

Details of the plan are presented in Note 42.b.

e)   Long-term incentive plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provided a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain).

Details of the plan are presented in Note 42.c.

f)   Loans to executive officers

The loans granted to executive officers amount to 48 million pesos and 102 million pesos as of December 31, 2018 and 2019, respectively.

6.   Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2018	12/31/2019

Cash	25,080	25,793
Central Bank compulsory deposits	28,094	28,094
Deposits in the Central Bank	2,110	11,292
Accrued interest	26	28
	55,310	65,207

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

Note 45.a includes a breakdown of the remaining maturity of Cash and balances with the Central Bank. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 45.d includes the fair value amounts of these assets.

7.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2018	12/31/2019

Classification:
Other financial assets at fair value through profit or loss	98,332	54,138
Financial assets at amortized cost	47,034	36,895
	145,366	91,033
Type:
Reciprocal accounts	15,310	14,597
Time deposits	51	29
Guarantee deposits - Collateral delivered for OTC financial derivatives transactions (Note 32)	29,508	14,300
Reverse repurchase agreements	98,332	54,138
Other accounts	2,165	7,969
	145,366	91,033
Currency:
Peso	100,409	73,268
USD	43,986	17,429
Other currencies	971	336
	145,366	91,033

As of December 31, 2018 and 2019, time deposits consist of 51 million pesos and 29 million pesos, respectively related to deposits that the Bank holds in Mexican banks that reprices every 182 days with a fixed interest rate of 1.5%.

As of December 31, 2018 and 2019, 29,508 million pesos and 14,300 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Financial assets at amortized cost (see Note 32).

As of December 31, 2018 and 2019, 98,458 million pesos and 54,097 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to credit institutions - Other financial assets at fair value through profit or loss (see Note 31).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Financial assets at amortized cost.

8.   Debt instruments

a)   Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2018	12/31/2019

Classification:
Financial assets at fair value through profit or loss	110,222	110,613
Financial assets at fair value through other comprehensive income	154,483	233,463
Financial assets at amortized cost	52,419	11,257
	317,124	355,333
Type:
Mexican government debt securities	253,547	273,487
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	4,769	4,472
Foreign government debt securities	54,297	69,113
Of which:
Brazilian Government Notes	31,210	30,225
US Government Treasury Bills (T-BILLS)	23,087	34,506
US Government Treasury Notes (T-NOTES)	—	4,382
Debt securities issued by financial institutions	5,998	2,270
Other debt securities	3,282	10,463
	317,124	355,333
Currency:
Peso	227,252	243,132
USD	27,749	47,897
Brazilian Real (BRL)	31,210	30,225
Other currencies	30,913	34,079
	317,124	355,333

The breakdown of the Debt instruments classified as at fair value through profit or loss is as follows:

	12/31/2018	12/31/2019

Federal Treasury Securities (CETES)	14,270	25,348
United Mexican States Bonds (UMS)	40	30
Federal Mexican Government Development Bonds (BONDES)	20,910	29,708
M and M10 Mexican Government Bonds	27,783	11,601
Mexican Bank Saving Protection Bonds (BPATS)	29,208	13,750
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	10,524	4,619
T-BILLS	1,473	10,928
T-NOTES	—	4,382
Other debt securities	6,014	10,247
	110,222	110,613

UDIS are Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor or INPC). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2018 and 2019, one UDI was equal to 6.22663 pesos and 6.39901 pesos, respectively.

As of December 31, 2018 and 2019, 4,769 million pesos and 4,472 million pesos, respectively, of debt instruments, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Debt instruments - Financial assets at fair value through profit or loss (see Note 32).

As of December 31, 2018 and 2019, 27,592 million pesos (27,301 million pesos in which the lender was the Central Bank) and 8,678 million pesos (as of December 31, 2019 there were no transactions with the Central Bank), respectively, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments - Financial assets at fair value through profit or loss.

As of December 31, 2018 and 2019, 74,548 million pesos and 92,764 million pesos, respectively, of Debt instruments, have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments - Financial assets at fair value through profit or loss.

The breakdown of the Debt instruments classified as Financial assets at fair value through other comprehensive income is as follows:

	12/31/2018	12/31/2019

CETES	17,146	—
UMS	34,688	43,058
M, M3 and M5 Mexican Government Bonds	29,919	117,974
BPATS	11,509	11,499
UDIBONDS	5,131	4,643
T-BILLS	21,614	23,578
Brazilian Government Notes	31,210	30,225
Other debt securities	3,266	2,486
	154,483	233,463

As of December 31, 2018 and 2019, 18,463 million pesos and 96,681 million pesos, respectively, of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) have been pledged in connection with repurchase agreement transactions, and are classified as restricted assets within Debt instruments - Financial assets at fair value through other comprehensive income.

The following is a breakdown of the gross carrying amount of the Financial assets at fair value through other comprehensive income as of December 31, 2019:

	Fair value
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at fair value through other comprehensive income
Of which:
Mexican government debt instruments	177,174	—	177,174	—	177,174
Foreign government debt instruments	53,803	—	53,803	—	53,803
Other fixed-income interest debt instruments	2,486	—	2,486	—	2,486

	233,463	—	233,463	—	233,463

During 2019, there were no transfers between stages related to the fair value (neither the corresponding allowance for impairment losses) of the financial assets at fair value through other comprehensive income, which are classified within Stage 1.

The breakdown by issuer rating of Debt instruments at December 31, 2018 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	23,087	23,087	7.28%
A	3,189	184,195	187,384	59.09%
BBB	847	34,728	35,575	11.22%
BB	5,013	34,624	39,637	12.50%
Below B	—	31,210	31,210	9.84%
Below BBB	231	—	231	0.07%
	9,280	307,844	317,124	100%

The breakdown by issuer rating of Debt instruments at December 31, 2019 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	38,888	38,888	10.94%
A	12,480	226,928	239,408	67.38%
BBB	—	43,088	43,088	12.13%
BB	—	3,471	3,471	0.98%
Below B	—	30,225	30,225	8.51%
Below BBB	253	—	253	0.07%
	12,733	342,600	355,333	100%

As of December 31, 2018 and 2019, BBB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2018 and 2019, BB ratings balance includes mainly sovereign exposures in Mexico.

During January 2019, the rating agency Fitch downgraded the credit rating of Petróleos Mexicanos (PEMEX - Mexican state oil company) to BBB- from BBB+. Additionally, on June 6, 2019, Fitch assigned a new credit rating of BB+ to PEMEX, down from BBB-, downgrading PEMEX Bonds to junk.

The breakdown of the Debt instruments classified as Financial assets at amortized cost is as follows:

	12/31/2018	12/31/2019

Special CETES	3,208	3,471
BREMS R	7,785	7,786
M, M3 and M5 Mexican Government Bonds	41,426	—
	52,419	11,257

Type:
Unquoted	3,208	3,471
Quoted	49,211	7,786

As of December 31, 2018 and 2019, 6,622 million pesos and 4,999 million pesos, respectively, of BREMS R have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments - Financial assets at amortized cost.

As of December 31, 2018, 1,672 million pesos of Mexican Government Bonds had been pledged in connection with repurchase agreement transactions and were classified as restricted assets within Debt instruments - Financial assets at amortized cost.

As of December 31, 2019, there were no Mexican Government Bonds pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments - Financial assets at amortized cost.

As of December 31, 2018, 535 million pesos of Mexican Government Bonds have been pledged in connection with securities loan transactions and were classified as restricted assets within Debt instruments - Financial assets at amortized cost.

As of December 31, 2019, there were no Mexican Government Bonds pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments - Financial assets at amortized cost.

The following is a breakdown of the gross carrying amount of the Financial assets at amortized cost as of December 31, 2019:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	11,257	—	11,257	—	11,257

During 2019, there were no transfers between stages related to the gross carrying amount of the Financial assets at amortized cost, which are classified within Stage 1.

b)   Changes

The changes in Financial assets at fair value through other comprehensive income - Debt instruments, were as follows:

	2017	2018	2019

Beginning balance	154,318	164,947	154,483
Reclassification from Available-for-sale to Amortized cost	—	(73,131)	—
Beginning balance as restated	154,318	91,816	154,483
Net additions/(disposals)	8,703	63,824	75,061
Valuation adjustments	1,935	(1,226)	4,108
Amounts reclassified to consolidated income statement	(9)	69	(189)
Balance at year-end	164,947	154,483	233,463

c)   Allowance for impairment losses

The following is a breakdown of the allowance for loan losses of Financial assets at fair value through other comprehensive income and at amortized cost as of December 31, 2019:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	23	—	—	23	—
Of which:
Mexican government debt instruments	22	—	—	22	—
Other fixed-income interest debt instruments	1	—	—	1	—

Financial assets at amortized cost	—	—	—	—	—

	23	—	—	23	—

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

The change in the allowance for impairment losses of Financial assets at fair value through other comprehensive income during 2018 and 2019, amounts to 2 million pesos and 3 million pesos, respectively.

There were no allowance for impairment losses recognized during 2018 and 2019, related to Financial assets at amortized cost.

d)   Other information

Note 45.a contains a breakdown of the remaining maturity periods of Financial assets at fair value through other comprehensive income - Debt Instruments. Additionally, Note 45.d includes the fair value amounts of these assets classified as Debt instruments - Financial assets at amortized cost.

9.   Equity instruments

a)   Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2018	12/31/2019

Classification:
Financial assets at fair value through profit or loss	2,349	5,767
Financial assets at fair value through other comprehensive income	535	642
	2,884	6,409
Type:
Shares of Mexican companies	2,884	6,409
Shares of foreign companies	—	—
	2,884	6,409

As of December 31, 2018 and 2019, 333 million pesos and 14 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loan transactions within Equity instruments - Financial assets at fair value through profit or loss (see Note 31).

As of December 31, 2018, 959 million pesos of equity instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Equity instruments - Financial assets at fair value through profit or loss. As of December 31, 2019 there were no equity instruments pledged in connection with securities loan transactions.

Note 45.a contains a breakdown of the remaining maturity periods of these assets.

b)   Changes

The changes in Financial assets at fair value through other comprehensive income - Equity instruments, were as follows:

	2017	2018	2019

Beginning balance as of January 1	326	795	535
Recognition of own equity instruments held for future equity-settled share-based payments (Note 3.4)	—	(247)	—
Transfer to non-current assets held for sale	—	—	—
Net additions/(disposals)	472	—	—
Valuation adjustments	(3)	(13)	107
Amounts reclassified to consolidated income statement	—	—	—
Balance at year-end	795	535	642

Note 28.a includes a breakdown of the valuation adjustments recognized in other comprehensive income under Valuation adjustments - Financial assets at fair value through other comprehensive income.

c)   Allowance for impairment losses

As of December 31, 2018 and 2019 and during 2017, 2018 and 2019, the Bank has not recognized any impairment on equity instruments.

10. Trading derivatives (assets and liabilities) and Short positions

a)   Trading derivatives

The breakdown by type of inherent risk of the fair value of Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2018		12/31/2019
	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance

Interest rate risk	71,269	71,578	80,499	76,639
Currency risk	82,619	80,986	71,026	67,623
Market price risk	1,065	1,163	222	219
	154,953	153,727	151,747	144,481

Note 45.a contains a breakdown of the remaining maturity periods of Trading derivatives.

b)   Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2018	12/31/2019

Securities loans:
Debt instruments	27,279	8,280
Equity instruments	960	—
	28,239	8,280
Short sales:
Debt instruments	680	839
	28,919	9,119

Until 2018, the Bank presented pledged financial assets acquired under reverse repurchase agreements as Financial liabilities at fair value through profit or loss – Short positions. During 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss (Deposits from credit institutions – Repurchase agreements and Customer deposits – Repurchase agreements) (see note 2.ae).

Note 45.a contains a breakdown of the remaining maturity periods of these liabilities.

11. Loans and advances to customers

a)   Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2018	12/31/2019

Other financial assets at fair value through profit or loss	9,093	25,789
Financial assets at fair value through other comprehensive income	771	2,875
Financial assets at amortized cost	666,772	699,671
	676,636	728,335
Of which:
Before allowance for impairment losses	698,152	750,305
Allowance for impairment losses	(21,516)	(21,970)
	676,636	728,335

As of December 31, 2018 and 2019, 3,689 million pesos and 5,153 million pesos, respectively, of Loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 32).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to customers – Financial assets at amortized cost.

b)   Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank’s exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2018	12/31/2019

By loan type:
Commercial, financial and industrial loans	365,438	373,943
Public sector loans	59,547	70,450
Mortgage loans	137,404	147,810
Reverse repurchase agreements	9,093	25,789
Installment loans to individuals -
Revolving consumer credit card loans	54,511	57,760
Non-revolving consumer loans	53,730	56,601
Impaired loans	18,429	17,952
	698,152	750,305
By borrower sector:
Public sector	59,547	70,450
Individuals	257,132	274,053
Communications and transportation	33,373	35,773
Construction	45,333	47,872
Manufacturing	65,273	63,652
Services	185,382	122,970
Tourism	21,870	25,244
Other sectors	30,242	110,291
	698,152	750,305
By geographical area:
Mexico	698,152	750,305
	698,152	750,305
By interest rate:
Fixed rate	255,571	270,930
Floating rate	442,581	479,375
	698,152	750,305

As of December 31, 2018 and 2019, 9,103 million pesos and 8,115 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to customers - Other financial assets at fair value through profit or loss (see Note 31).

c)   Valuation adjustments for impairment of financial assets

The following is a breakdown of the gross carrying amount of Financial assets at fair value through other comprehensive income and Financial assets at amortized cost as of December 31, 2019:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at fair value through other comprehensive income	2,880	—	2,880	—	2,880
Of which:
Commercial, financial and industrial loans	2,880	—	2,880	—	2,880

Financial assets at amortized cost	676,508	27,176	703,684	17,952	721,636
Of which:
Commercial, financial and industrial loans	358,665	12,398	371,063	5,815	376,878
Public sector loans	70,450	—	70,450	—	70,450
Mortgage loans	140,072	7,738	147,810	8,399	156,209
Installment loans to individuals -	107,321	7,040	114,361	3,738	118,099
Revolving consumer credit card loans	54,292	3,468	57,760	1,717	59,477
Non-revolving consumer loans	53,029	3,572	56,601	2,021	58,622

(*) As of December 31, 2019 there were no POCI financial assets.

The following is a breakdown of the transfers of Financial assets at amortized cost between stages as of December 31, 2019:

	Gross carrying amount
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2019	643,475	26,382	18,429	688,286
Transfers:
Transfer from Stage 1 to Stage 2	(84,239)	84,239	—	—
Transfer from Stage 1 to Stage 3	(2,244)	—	2,244	—
Transfer from Stage 2 to Stage 3	—	(28,017)	28,017	—
Transfer from Stage 2 to Stage 1	54,716	(54,716)	—	—
Transfer from Stage 3 to Stage 2	—	4,403	(4,403)	—
Transfer from Stage 3 to Stage 1	2,628	—	(2,628)	—

Remaining in same stage (*)	(236,958)	2,090	1,576	(233,292)
Financial assets derecognized during the period other than write-offs	(554,689)	(7,215)	(3,828)	(565,732)
Originated financial assets	853,967	—	—	853,967
Write-offs	—	—	(21,333)	(21,333)
Other movements	(148)	10	(122)	(260)

As of December 31, 2019	676,508	27,176	17,952	721,636

(*) Includes mainly payments of principal and accrued interest.

·

The change in the gross carrying amount of financial instruments that were transferred from Stage 1 to Stage 2 amounting 84,239 million pesos, resulted in an additional allowance for impairment losses of

12,754 million pesos. The main driver of the change is the increase in the Lifetime PD used to determine the allowance for impairment losses of these instruments.
·

The change in the gross carrying amount of financial instruments that were transferred from Stage 2 to Stage 3 amounting 28,017 million pesos, result in additional allowance for impairment losses of 4,321 million pesos. The change is not significant because Lifetime PD is used to determine the allowance for impairment losses for both stages.

·

The change in the gross carrying amount of financial instruments that were transferred from Stage 2 to Stage 1 amounting 54,716 million pesos, result in a decrease in the allowance for impairment losses of 7,418 million pesos. The main driver of the change is the use of a twelve-month PD instead of a PD forward-looking PD.

·	The gross carrying amount of financial instruments originated in 2019 that amounts to 853,967 million pesos, results in an increase in the allowance for impairment losses of 4,295 million pesos.

d)   Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2017	2018	2019

Beginning balance as of January 1 (as originally presented)	(17,883)	(16,929)	(21,516)
Adjustments on initial adoption of IFRS 9	—	(3,270)	—
Beginning balance as of January 1 (restated)	(17,883)	(20,199)	(21,516)

Impairment losses on financial assets - Financial assets at amortized cost (*)	(20,771)	(20,947)	(21,673)
Impairment losses on financial assets - Financial assets at fair value through other comprehensive income	—	(2)	(5)
Write-off of impaired loans applied against the allowance for impairment losses	21,733	19,678	21,154
Others	(8)	(46)	70
Balance at year-end	(16,929)	(21,516)	(21,970)

Of which:
By geographical location of risk:
Mexico	(16,929)	(21,516)	(21,970)

(*)The amount of Impairment losses on financial assets not a fair value through profit or loss – Financial assets at amortized cost presented in the consolidated income statement is net of recoveries of loans previously written-off and recovery expenses in the amount of 1,951 million pesos in 2017, 2,141 million pesos in 2018 and 2,083 million pesos in 2019.

The following is a breakdown of the allowance for impairment losses and the written-off financial assets as of December 31, 2019:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	5	—	—	5	—
Of which:
Commercial, financial and industrial loans	5	—	—	5	—

Financial assets at amortized cost	7,249	5,466	9,250	21,965	21,154
Of which:
Commercial, financial and industrial loans	2,022	1,787	4,326	8,135	6,038
Public sector loans	8	—	—	8	—
Mortgage loans	623	660	2,033	3,316	1,775
Installment to individuals -	4,596	3,019	2,891	10,506	13,341
Revolving consumer credit card loans	2,330	1,598	1,352	5,280	7,536
Non-revolving consumer loans	2,266	1,421	1,539	5,226	5,805

The contractual amount outstanding of financial assets written-off during 2019, that are still subject to enforcement activities, amounts to 17,327 million pesos.

The following is a breakdown of the transfers of the allowance for impairment losses of Financial assets between stages as of December 31, 2019:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total

Beginning balance as of January 1	7,035	5,309	9,172	21,516

As of January 1, 2019
Transfers:
Transfer from Stage 1 to Stage 2	(4,369)	17,123	—	12,754
Transfer from Stage 1 to Stage 3	(131)	—	393	262
Transfer from Stage 2 to Stage 3	—	(12,547)	16,868	4,321
Transfer from Stage 2 to Stage 1	2,484	(9,902)	—	(7,418)
Transfer from Stage 3 to Stage 2	—	659	(1,429)	(770)
Transfer from Stage 3 to Stage 1	140	—	(474)	(334)

Financial assets derecognized during the period other than write-offs	(2,089)	(1,092)	(1,449)	(4,630)
Contracts remaining at the same stage	(481)	6,180	2,328	8,027
Write-offs	—	—	(21,154)	(21,154)
Originated financial assets	4,295	—	—	4,295
Foreign exchange and other movements	370	(264)	4,995	5,101

As of December 31, 2019	7,254	5,466	9,250	21,970

e)   Impaired loans

The breakdown of the changes in the balance of the financial assets classified as Financial assets at amortized cost – Loans and advances to customers that are considered to be impaired due to credit risk is as follows:

	2017	2018	2019

Beginning balance	17,595	18,132	18,429
Additions	34,180	32,461	31,418
Transfers to performing loans	(11,910)	(12,486)	(10,741)
Written-off loans	(21,733)	(19,678)	(21,154)
Balance at year-end	18,132	18,429	17,952

The breakdown between no past due and past due as of December 31, 2018 of the balance of the financial assets classified as Financial assets at amortized cost – Loans and advances to customers that are considered to be impaired is as follows:

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

The breakdown between no past due and past due as of December 31, 2019 of the balance of the financial assets classified as Financial assets at amortized cost - Loans and advances to customers, that are considered to be impaired, is as follows:

		With Balances Past Due by
	With no Past
	Due Balances
	or Less than 3
	Months Past				More than 12
	Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	Months	Total

By type of loan:
Commercial, financial and industrial loans	1,427	1,640	404	291	2,053	5,815
Mortgage loans	3,701	1,142	703	498	2,355	8,399
Installment loans to individuals
Of which:
Revolving consumer credit card loans	536	1,181	—	—	—	1,717
Non-revolving consumer loans	527	1,492	1	—	1	2,021
	6,191	5,455	1,108	789	4,409	17,952

f)   Renegotiated loans

Renegotiated loans include renegotiation of performing loans and impaired loans, as contractual terms of a loan may be modified not only due to concerns about the borrower’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. A breakdown of renegotiated loans during the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the Year Ended 12/31/2017				For the Year Ended 12/31/2018				For the Year Ended 12/31/2019
	Performing loans				Performing loans				Performing loans
	Due to				Due to				Due to
	Concerns				Concerns				Concerns
	About				About				About
	Current or				Current or				Current or
	Potential	Due to			Potential	Due to			Potential	Due to
	Credit	Other	Impaired		Credit	Other	Impaired		Credit	Other	Impaired
	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total

Commercial, financial and industrial loans	879	—	1,028	1,907	1,318	—	3,011	4,329	1,215	—	2,318	3,533
Mortgage loans	22	—	1	23	603	—	530	1,133	369	—	293	662
Installment loans to individuals	1,086	—	186	1,272	1,147	—	205	1,352	850	—	306	1,156
	1,987	—	1,215	3,202	3,068	—	3,746	6,814	2,434	—	2,917	5,351
Percentage	62%	—	38%	100%	57%	—	70%	100%	45%	—	55%	100%

Impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria and other considerations are reached as described in Note 2.g.

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

See Note 48(b) 3.6 Recovery and collections management for additional information regarding renegotiated loans.

g)    Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Bank’s maximum exposure to credit risk by class of financial instrument (except for hedging financial derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized on the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collateral or guarantees are contractual and are typically classified as follows:

·

Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity instruments), collection rights, inventory, equipment and real estate are included in this category:

Cash collateral received - cash collateral requested from financial and corporate customers to secure the payments in OTC financial derivatives transactions.

Collateralized by securities - collateral to secure the payments in repurchase agreements and reverse repurchase agreements transactions.

Collection rights - highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.

Real estate.

·

Guarantees, which complements the borrower’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or cosigners, where individuals or companies act as guarantors of the loan transaction.

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

See Note 48(b) 3.4 Transaction decision-making for additional information regarding credit risk mitigation techniques.

The breakdown is as follows:

		12/31/2018
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	265,175	218,651	46,524	42,480	4,044	—	—	—
Other financial assets at fair value through profit or loss	107,425	—	107,425	—	107,560	—	—	—
Financial assets at fair value through other comprehensive income	155,256	155,256	—	—	—	—	—	—
Financial assets at amortized cost:	787,739	348,767	438,972	—	—	124,725	222,490	11,945
Of which:
Loans and advances to credit institutions	47,034	47,034	—	—	—	—	—	—
Loans and advances to customers	688,286	249,314	438,972	—	—	124,725	222,490	11,945
Commercial, financial and industrial loans	371,203	96,967	274,236	—	—	102,905	97,167	11,945
Public sector loans	59,547	21,385	38,162	—	—	21,794	—	—
Mortgage loans	145,749	20,226	125,523	—	—	—	123,353	—
Installment loans to individuals:
Revolving consumer credit card loans	56,227	56,227	—	—	—	—	—	—
Non-revolving consumer loans	55,560	54,509	1,051	—	—	26	1,970	—
Debt instruments	52,419	52,419	—	—	—	—	—	—
Guarantees and loan commitments	94,267	94,267	—	—	—	—	—	—
Available lines of credit cards and non-revolving consumer loans	—		—	—	—	—	—	—
	1,409,862	816,941	592,921	42,480	111,604	124,725	222,490	11,945

(1)

Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

		12/31/2019
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	262,360	239,865	22,495	16,759	5,736	—	—	—
Other financial assets at fair value through profit or loss	79,927	—	79,927	—	76,592	—	—	—
Financial assets at fair value through other comprehensive income	236,343	236,343	—	—	—	—	—	—
Financial assets at amortized cost:	769,788	316,232	453,556	—	—	69,732	148,360	8,118
Of which:
Loans and advances to credit institutions	36,895	36,895	—	—	—	—	—	—
Loans and advances to customers	721,636	268,080	453,556	—	—	69,732	148,360	8,118
Commercial, financial and industrial loans	376,878	106,672	270,206	—	—	45,058	25,308	8,118
Public sector loans	70,450	26,867	43,583	—	—	24,646	—	—
Mortgage loans	156,209	19,077	137,132	—	—	—	120,461	—
Revolving consumer credit card loans	59,477	59,477	—	—	—	—	—	—
Non-revolving consumer loans	58,622	55,987	2,635	—	—	28	2,591	—
Debt instruments	11,257	11,257	—	—	—	—	—	—
Guarantees and loan commitments	80,169	80,169	—	—	—	—	—	—
	1,428,587	872,609	555,978	16,759	82,328	69,732	148,360	8,118

(1)

Related to loans and receivables and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and receivables are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at the moment of the loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

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

Equivalence with
Standard &
Internal Rating	Poor’s	Moody’s

9.3	Aaa	AAA
9.2	Aa1	AA+
9.0	Aa2	AA
8.6	Aa3	AA-
8.1	A1	A+
7.7	A2	A
7.3	A3	A-
6.7	Baa1	BBB+
6.1	Baa2	BBB
5.6	Baa3	BBB-
5.0	Ba1	BB+
4.4	Ba2	BB
3.9	Ba3	BB-
3.3	B1	B+
2.7	B2	B
2.2	B3	B-
1.6	Caa1	CCC
1.0	Ca	CC

For commercial loans (SMEs), mortgage loans and installment loans to individuals (revolving credit card consumer loans and non-revolving consumer loans), expected credit losses are calculated using statistical methods without taking internal ratings into consideration. However, based on criteria set forth by the CNBV and a combination of internal scorecards, client financial information and qualitative criteria, ratings are assigned as follows:

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

Credit quality information by rating category

The tables below represent the classification by rating category of commercial loans (except SMEs) and public sector loans and their related guarantees and loan commitments not recognized on the consolidated balance sheet:

	12/31/2018
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SMEs)	—	—	—	—	—	2,012	17,068	25,236	54,471	85,467	73,559	15,383	4,814	833	1,158	246	218	—	2,140	12,098	294,703
Public sector loans	—	—	5,200	—	—	23,195	179	—	6,049	9,278	14,190	1,456	—	—	—	—	—	—	—	—	59,547
	—	—	5,200	—	—	25,207	17,247	25,236	60,520	94,745	87,749	16,839	4,814	833	1,158	246	218	—	2,140	12,098	354,250

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	622	—	—	2,840	12,897	8,313	26,172	4,551	10,822	3,936	2,040	1,299	3	—	—	—	75	—	—	2,586	76,156
Loan commitments	—	—	—	203	366	237	239	113	2,290	7,798	5,273	756	63	3	5	—	19	—	—	485	17,850
	622	—	—	3,043	13,263	8,550	26,411	4,664	13,112	11,734	7,313	2,055	66	3	5	—	94	—	—	3,071	94,006
	622	—	5,200	3,043	13,263	33,757	43,658	29,900	73,632	106,479	95,062	18,894	4,880	836	1,163	246	312	—	2,140	15,169	448,256

	12/31/2019
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SMEs)	—	—	—	—	—	2,004	21,925	33,028	32,090	75,766	94,840	21,098	5,734	1,112	1,453	235	301	—	1,477	12,144	303,207
Public sector loans	—	—	4,506	—	—	—	26,566	2,055	5,491	13,684	16,297	1,285	—	—	—	—	—	—	—	566	70,450
	—	—	4,506	—	—	2,004	48,491	35,083	37,581	89,450	111,137	22,383	5,734	1,112	1,453	235	301	—	1,477	12,710	373,657

Financial instruments not recognized on the consolidated balance sheet:
Guarantees	597	—	—	4,009	15,457	4,347	8,290	12,566	5,848	3,780	2,082	167	—	—	—	—	75	—	—	913	58,131
Loan commitments	—	—	—	57	139	301	20	228	3,472	6,119	5,877	1,443	76	—	—	—	—	—	—	363	18,095
	597	—	—	4,066	15,596	4,648	8,310	12,794	9,320	9,899	7,959	1,610	76	—	—	—	75	—	—	1,276	76,226
	597	—	4,506	4,066	15,596	6,652	56,801	47,877	46,901	99,349	119,096	23,993	5,810	1,112	1,453	235	376	—	1,477	13,986	449,883

The tables below represent the classification by rating category of commercial loans (SMEs), mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized on the consolidated balance sheet:

	12/31/2018
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	57,411	7,716	1,843	2,276	4,176	1,308	538	1,673	332	—	77,273
Mortgage loans	107,435	4,623	3,576	9,504	2,712	5,731	3,655	3,525	889	4,099	145,749
Revolving consumer credit card loans	2,896	15,463	15,052	5,743	2,858	4,694	4,580	3,584	1,357	—	56,227
Non-revolving consumer loans	9,180	6,953	11,815	8,092	7,111	5,068	2,534	1,064	2,862	881	55,560
	176,922	34,755	32,286	25,615	16,857	16,801	11,307	9,846	5,440	4,980	334,809

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	6,365	5,240	5,743	3,460	2,601	3,603	3,676	1,600	1,907	—	34,195
Guarantees	85	—	—	—	—	—	—	—	—	—	85
Loan commitments	174	—	—	—	—	—	—	—	—	—	174
	6,624	5,240	5,743	3,460	2,601	3,603	3,676	1,600	1,907	—	34,454
	183,546	39,995	38,029	29,075	19,458	20,404	14,983	11,446	7,347	4,980	369,263

	12/31/2019
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SMEs)	50,253	6,730	2,553	2,575	9,046	2,068	723	1,941	674	—	76,563
Mortgage loans	117,983	3,384	1,685	14,161	1,114	4,936	3,465	4,507	694	211	152,140
Revolving consumer credit card loans	3,165	17,396	16,396	5,842	2,945	4,791	4,227	3,332	1,383	—	59,477
Non-revolving consumer loans	9,511	6,886	14,618	8,756	7,076	4,110	2,483	1,148	3,067	—	57,655
	180,912	34,396	35,252	31,334	20,181	15,905	10,898	10,928	5,818	211	345,835

Financial instruments not recognized on the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	6,914	7,786	8,113	4,565	3,425	4,743	4,533	1,921	2,468	—	44,468
Guarantees	37	—	—	—	—	—	—	—	—	—	37
Loan commitments	183	—	—	—	—	—	—	—	—	—	183
	7,134	7,786	8,113	4,565	3,425	4,743	4,533	1,921	2,468	—	44,688
	188,046	42,182	43,365	35,899	23,606	20,648	15,431	12,849	8,286	211	390,523

h)   Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. Note 21 details the liabilities associated with these securitization transactions (mortgage-backed bonds). As of December 31, 2018 the securitized loans retained on the consolidated balance sheet relate to securitized mortgage assets amount to 133 million pesos. As of December 31, 2019 there were no securization on loans retained.

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2017, 2018 and 2019 and prior years. This securitization corresponds to a transaction performed by the acquired entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

12. Hedging derivatives

The Bank, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging financial derivatives, depending on the nature of the hedged risk.

In line with its objective, the Bank classifies its hedges into the following categories:

Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.

Fair value hedges: hedging the exposure to changes in the fair value of assets or liabilities attributable to an identified hedged risk.

a)   Breakdown

The breakdown by type of hedge of the financial derivatives qualifying for hedge accounting is as follows:

	12/31/2018		12/31/2019
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	202	5,136	925	5,306
Cash flow hedges	9,083	3,257	8,331	2,217
	9,285	8,393	9,256	7,523

b)   Quantitative information

Fair value hedges

As of December 31, 2018, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	1,797	1,797	Peso	Loans - Interest rate risk

IRS	236	12	USD	Loans - Interest rate risk

IRS	7,583	7,583	Peso	Promissory notes - Interest rate risk

CCS	40	3	USD	Loans - Interest rate and foreign exchange risk

CCS	22,842	1,069	Euro	UMS - Interest rate and foreign exchange risk

CCS	1,275	67	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound Sterling	UMS - Interest rate and foreign exchange risk

CCS	473	39	USD	PEMEX Bonds - Interest rate and foreign exchange risk

CCS	3,859	825	UDIS	UDIBONDS - Interest rate and inflation risk

As of December 31, 2019, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	3,900	3,900	Peso	Loans - Interest rate risk

IRS	114	6	USD	Loans - Interest rate risk

IRS	6,422	6,422	Peso	Promissory notes - Interest rate risk

IRS	47,046	47,046	Peso	M Bonds - Interest rate risk

CCS	313	13	USD	Loans - Interest rate and foreign exchange risk

CCS	25,256	1,181	Euro	UMS - Interest rate and foreign exchange risk

CCS	5,394	280	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound Sterling	UMS - Interest rate and foreign exchange risk

CCS	3,287	703	UDIS	UDIBONDS - Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2031.

For 2017, 2018 and 2019, the effect of valuation for the period of financial derivative instruments for fair value hedging purposes recognized in the consolidated income statement under Gains/(losses) on financial assets and liabilities (net) is (117) million pesos, 474 million pesos and (667) million pesos, respectively (see Note 39).

For 2017, 2018 and 2019, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statement in Gains/(losses) on financial assets and liabilities (net) is 341 million pesos, (606) million pesos and 731 million pesos, respectively (see Note 39).

Each of these hedging financial derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2018, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	4,000	4,000	Peso	Unsecured notes - Interest rate risk

CCS	2,948	150	USD	Unsecured notes - Foreign exchange risk

CCS	2,707	193	USD	Loans - Foreign exchange risk

CCS	1,994	113	Euro	Loans - Foreign exchange risk

CCS	777	34	Pound Sterling	Loans - Foreign exchange risk

CCS	10,661	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	2,657	136	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound Sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

CCS	983	50	USD	Borrowing from banks - Foreign exchange risk

Forward Fx-BRL	35,645	6,493	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	38,015	1,814	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2019, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	11,311	11,311	Peso	Unsecured notes - Interest rate risk

CCS	2,830	150	USD	Unsecured notes - Foreign exchange risk

CCS	2,358	166	USD	Loans - Foreign exchange risk

CCS	1,854	104	Euro	Loans - Foreign exchange risk

CCS	777	34	Pound Sterling	Loans - Foreign exchange risk

CCS	10,234	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	2,657	136	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound Sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	32,372	6,919	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	37,743	1,726	USD	Brazilian Government Notes - Foreign exchange risk

During October 2018, the Bank discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 1,045 million USD (nominal value).

During November 2017, the Bank discontinued a cash flow hedge of Loans and advances to customers for an amount of 37 million USD (nominal value).

During March 2017, the Bank discontinued a cash flow hedge of UMS for an amount of 10 million USD (nominal value).

As of December 31, 2018 and 2019, included in other comprehensive income under Valuation adjustments - Cash flow hedges, are 25 million pesos and 17 million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related deferred tax effect) of hedging financial derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such reclassifying extends through the year 2022. The remaining amount of the total valuation adjustment for cash flow hedges reflected in other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2019 for the borrowing from banks, up to the year 2020 for Unsecured Notes, up to the year 2021 for Brazilian Government Notes, up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Loans and advances to customers and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2017	2018	2019

Balance at January 1	1,383	356	(290)
Valuation adjustments	(1,585)	(882)	29
Amounts recycled to consolidated income statement	118	(40)	(9)
Of which:
Income from cash flow hedging financial derivatives and discontinued cash flow hedge accounting	120	(42)	(11)
Cash flow hedges ineffectiveness (Note 39)	(2)	2	2
Income taxes	440	276	(6)
Balance at December 31	356	(290)	(276)

As of December 31, 2019, the breakdown of the estimated cash flows of the cash flow hedges that are expected to be reclassified from other comprehensive income to the consolidated income statement is as follows:

		Between 3 Months and	Between 1 Year and 5
	Less than 3 Months	1 Year	Years	More than 5 Years	Total

Cash flows to be received	18	583	1,345	15	1,961
Cash flows to be paid	(258)	(774)	(1,297)	(26)	(2,355)

Note 45.a contains a breakdown of the remaining maturity periods of hedging financial derivatives.

13. Non-current assets held for sale

a)   Breakdown

As of December 31, 2018 and 2019, non-current assets held for sale consist of foreclosed assets that amounted to 1,277 million pesos and 935 million pesos, respectively.

In 2017, 2018 and 2019, the Bank recognized a gain of 69 million pesos, a gain of 38 million pesos and a gain of 42 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2017, there was no impairment losses recognized by the Bank. For the year ended December 31, 2018, the Bank recognized an impairment loss of 5 million pesos under Impairment losses on other assets (net) in the consolidated income statement.

As of December 31, 2019, the Bank recognized an impairment loss of 370 million pesos associated to assets with a promise of future sale under Impairment losses on other assets (net) in the consolidated income statement.

b)   Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2018	1,295
Additions	213
Disposals	(226)
Impairment losses	(5)
Balances at December 31, 2018	1,277
Additions	146
Disposals	(118)
Impairment losses	(370)
Balances at December 31, 2019	935

14.  Tangible assets

a)   Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Property, Plant and Equipment

Cost:
Balances at January 1, 2018	13,307
Additions	2,857
Assets acquired from Santander Tecnología México	815
Disposals	(151)
Balances at December 31, 2018	16,828
Additions	3,208
Disposals	(207)
Balances at December 31, 2019	19,829

Accumulated depreciation:
Balances at January 1, 2018	(6,809)
Additions	(1,091)
Assets acquired from Santander Tecnología México	(358)
Disposals	144
Balances at December 31, 2018	(8,114)
Additions	(1,378)
Disposals	205
Balances at December 31, 2019	(9,287)

Balances at December 31, 2018	8,714
Balances at December 31, 2019	10,542

As of December 31, 2019, there are no restrictions on title and no tangible assets have been pledged as collateral for liabilities.

b)   Breakdown by asset class

		Accumulated
	Cost	Depreciation	Carrying Amount

Buildings	9,780	(5,179)	4,601
IT equipment and fixtures	3,715	(1,620)	2,095
Furniture and vehicles	2,241	(1,315)	926
Others	1,092	—	1,092
Balances at December 31, 2018	16,828	(8,114)	8,714

Buildings	11,724	(5,826)	5,898
IT equipment and fixtures	4,776	(2,000)	2,776
Furniture and vehicles	2,627	(1,461)	1,166
Others	702	—	702
Balances at December 31, 2019	19,829	(9,287)	10,542

15.  Leases

a)   Right-of-use assets

Lease information with the Bank as lessee is as follows:

	Branch	IT	Furniture
	offices	equipment	and vehicles	Total
Balances at January 1, 2019	6,691	12	31	6,734
Remeasurement in the right-of-use asset	(684)	—	—	(684)
Additions in right-of-use assets	957	—	—	957
Depreciation	(1,381)	(3)	(12)	(1,396)
Balances at December 31, 2019	5,583	9	19	5,611

b)   Lease liabilities

Following is an analysis of activity in lease liabilities as of December 31, 2019:

Amount

Balances at January 1, 2019	6,734
Interest expense	729
New contracts	957
Remeasurement on leases liabilities	(684)
Payments	(1,817)
Balances at December 31, 2019	5,919

The following table sets out a maturity analysis of lease payments:

December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	1,722
One to three years	2,765
Three to five years	1,536
More than five years	2,371
Total undiscounted lease liabilities at December 31, 2019	8,394
Lease liabilities at December 31, 2019	5,919

Current	1,374
Long-term	4,545

c)   Leaseback

In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, Fibra Uno) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The corresponding lease contract, is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the INPC and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. Because this was a sale and operating leaseback under IAS 17, at the date of initial application of IFRS 16 the Bank accounts for the leaseback in the same way as it accounts for its leases of other operating lease contracts.

d)   Additional information:

Amounts recognized in the consolidated income statement	December 31, 2019
Interest on lease liabilities	729
Expense relating to short-term leases	80
Expense relating to leases of low-value assets that are not shown above as short-term leases	—
Expense relating to variable lease payments not included in lease liabilities	—

16.  Intangible assets – Goodwill

As of December 31, 2018 and 2019, Goodwill amounted to 1,734 million pesos.

a)   Impairment test

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	10 years
Perpetual cash flow	(2)
Discount rate(6)	8.7%
Of which:
Cost of Equity(3)	12.7%
Cost of Debt(4)	8.0%
Equity Structure(5)	13% Equity / 87% Debt

(1)

The period of projections of cash flow are prepared using internal budgets and growth plans of Management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:
·	D = Last estimated cash flow,
·	g = Perpetual growth (0%),
·	i = Discount rate, and
·	n= Number of year of last estimated cash flow.

(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:
·	Rf = Risk free rate (7.11%),
·	β = Beta (0.869), and
·	Pr = Equity Risk Premium (6.38%).
(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.

(5)

The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).

(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s Management in 2017, 2018 and 2019, the Bank has not recognized any impairment losses on Goodwill.

17.  Intangible assets - Other intangible assets

a)   Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets
with Finite Useful Life

Cost:
Balances at January 1, 2018	10,789
Additions	2,964
Disposals	—
Balances at December 31, 2018	13,753
Additions	3,236
Disposals	—
Balances at December 31, 2019	16,989

Accumulated amortization and impairment:
Balances at January 1, 2018	(5,563)
Additions	(1,880)
Disposals	—
Balances at December 31, 2018	(7,443)
Additions	(2,448)
Disposals	—
Balances at December 31, 2019	(9,891)
Balances at December 31, 2018	6,310
Balances at December 31, 2019	7,098

b)   Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated		Accumulated	Carrying
	Useful Life	Cost	Amortization	Amount
IT developments	3 years	13,666	(7,420)	6,246
Others	10 years	87	(23)	64
Balances at December 31, 2018		13,753	(7,443)	6,310

IT developments	3 years	16,903	(9,858)	7,045
Others	10 years	86	(33)	53
Balances at December 31, 2019		16,989	(9,891)	7,098

As of December 31, 2018 and 2019, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	12/31/2018	12/31/2019

Credit card operating balances	2,192	2,577
Insurance commission receivables	1,108	1,278
Prepayments	630	695
Other	3,233	6,623
	7,163	11,173

The following is a breakdown by maturity of Other assets which are measured at amortized cost as of December 31, 2019:

	Current	More than 30 days less than 60	More than 60 days less than 90	More than 90 days	Total

Other assets

Credit card operating balances	1,161	209	96	1,111	2,577
Insurance commission receivables	1	21	45	1,211	1,278
Prepaid expenses	599	38	57	1	695
Other	5,539	220	46	1,748	7,553

Expected credit loss rate	5%	10%	19%	12%
Gross carrying amount	7,300	488	244	4,071	12,103
Lifetime expected credit losses	(335)	(51)	(45)	(499)	(930)

Balances at December 31, 2019	6,965	437	199	3,572	11,173

19. Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of Deposits from the Central Bank and Deposits from credit institutions is as follows:

	12/31/2018	12/31/2019

Classification:
Other financial liabilities at fair value through profit or loss	44,796	141,263
Financial liabilities at amortized cost	94,849	72,969
	139,645	214,232
Type:
Reciprocal accounts	3,999	7,272
Time deposits	10,125	8,914
Overnight deposits	23,359	26,710
Repurchase agreements	44,796	141,263
Other accounts	57,315	29,961
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	32,606	8,960
Others	24,709	21,001
Accrued interest	51	112
	139,645	214,232
Currency:
Peso	125,839	195,604
USD	13,791	18,565
Other currencies	15	63
	139,645	214,232

As of December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss (Deposits from credit institutions – Repurchase agreements and Customer deposits – Repurchase agreements) (see note 2.ae).

Note 45.a includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions - Financial liabilities at amortized cost.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2018	12/31/2019

Classification:
Other financial liabilities at fair value through profit or loss	128,719	129,216
Financial liabilities at amortized cost	646,089	630,055
	774,808	759,271
Type:
Repurchase agreements	128,719	129,216
Demand deposits:
Current accounts	443,223	424,563
Other deposits	25,904	24,010
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	9,874	7,799
Others	16,030	16,211
Time deposits:
Fixed-term deposits	175,642	179,768
Accrued interest	1,320	1,714
	774,808	759,271
Currency:
Peso	664,535	677,634
USD	110,120	81,631
Other currencies	153	6
	774,808	759,271

As of December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss (Deposits from credit institutions – Repurchase agreements and Customer deposits – Repurchase agreements) (see note 2.ae).

As of December 31, 2018 and 2019, customer deposits of 9,874 million pesos and 7,799 million pesos, respectively, have been received in connection with OTC financial derivatives transactions (see Note 32).

Note 45.a includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Customer deposits - Financial liabilities at amortized cost.

21. Marketable debt securities

a)   Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2018	12/31/2019

Classification:
Other financial liabilities at fair value through profit or loss	4,750	3,246
Financial liabilities at amortized cost	98,312	111,211
	103,062	114,457
Type:
Certificates of deposit (unsecured)	22,433	37,823
Senior Unsecured Notes	19,590	18,849
Structured bank bonds	5,376	4,797
Promissory notes	35,831	23,314
Unsecured bonds	19,717	29,674
Mortgage-backed bonds	115	—
	103,062	114,457
Currency:
Peso	76,075	89,233
USD	26,987	25,224
	103,062	114,457

Note 45.a includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Marketable debt securities - Financial liabilities at amortized cost.

b)   Changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss were as follows:

	2018	2019

Beginning balance	10,504	4,750
Issues	1,243	983
Of which:
Structured bank bonds	1,243	983
Of which:
Banco Santander México	1,243	983
Redemptions	(6,715)	(2,914)
Of which:
Structured bank bonds	(6,715)	(2,914)
Of which:
Banco Santander México	(6,715)	(2,914)
Changes in fair value	(282)	427
Balance at year-end	4,750	3,246

c)   Changes in Marketable debt securities classified as Financial liabilities at amortized cost

The changes in Marketable debt securities classified as Financial liabilities at amortized cost were as follows:

	2018	2019

Beginning balance	85,792	98,312
Issues	2,458,603	1,668,170
Of which:
Certificates of deposit (unsecured)	54,486	42,195
Structured bank bonds	10,710	24,728
Promissory notes	2,382,790	1,591,247
Unsecured bonds	10,617	10,000
Of which:
Banco Santander México	2,458,603	1,668,170
Redemptions	(2,446,455)	(1,654,767)
Of which:
Certificates of deposit (unsecured)	(59,578)	(26,883)
Structured bank bonds	(10,294)	(23,765)
Promissory notes	(2,370,551)	(1,604,004)
Unsecured bonds	(6,000)	—
Mortgage backed bonds	(32)	(115)
Of which:
Banco Santander México	(2,446,422)	(1,654,652)
Santander Vivienda	(32)	(115)
Accrued interest	(31)	609
Effect of changes in foreign exchange rates	403	(1,113)
Balance at year-end	98,312	111,211

d)   Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to USD 4,000 million of different types of instruments denominated in pesos, USD, euros or UDIS, up to 30 years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of issuance program up to USD 6,500 million. In October 2013, the Board of Directors endorsed the total amount of issuance program, establishing that the maximum term of the issuances must be 15 years.

In February 2017 the CNBV authorized an issuance of structured bank bonds, up to USD 10,000 million with the maximum term of 15 years.

In August 2019, the CNBV authorized an issuance program of structured bank bonds, up to USD 20,000 million, with a maturity period of 15 years.

As of December 31, 2018, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	8	01/02/2019	8.14%
Certificates of deposit (unsecured)	15	01/03/2019	8.14%
Certificates of deposit (unsecured)	28	01/04/2019	8.14%
Certificates of deposit (unsecured)	28	01/07/2019	8.15%
Certificates of deposit (unsecured)	23	01/08/2019	8.14%
Certificates of deposit (unsecured)	26	01/09/2019	8.16%
Certificates of deposit (unsecured)	21	01/10/2019	8.16%
Certificates of deposit (unsecured)	16	01/11/2019	8.15%
Certificates of deposit (unsecured)	22	01/14/2019	8.15%
Certificates of deposit (unsecured)	19	01/15/2019	8.15%
Certificates of deposit (unsecured)	12	01/16/2019	8.17%
Certificates of deposit (unsecured)	20	01/17/2019	8.17%
Certificates of deposit (unsecured)	1,050	01/17/2019	8.12%
Certificates of deposit (unsecured)	20	01/18/2019	8.18%
Certificates of deposit (unsecured)	23	01/21/2019	8.36%
Certificates of deposit (unsecured)	21	01/22/2019	8.38%
Certificates of deposit (unsecured)	16	01/23/2019	8.38%
Certificates of deposit (unsecured)	28	01/24/2019	8.38%
Certificates of deposit (unsecured)	19	01/25/2019	8.39%
Certificates of deposit (unsecured)	34	01/28/2019	8.40%
Certificates of deposit (unsecured)	24	01/29/2019	8.13%
Certificates of deposit (unsecured)	39	01/30/2019	8.14%
Certificates of deposit (unsecured)	65	01/31/2019	8.14%
Certificates of deposit (unsecured)	1,000	02/08/2019	8.12%
Certificates of deposit (unsecured)	60	02/11/2019	8.38%
Certificates of deposit (unsecured)	900	02/15/2019	8.12%
Certificates of deposit (unsecured)	1,000	02/08/2019	8.38%
Certificates of deposit (unsecured)	700	02/25/2019	8.12%
Certificates of deposit (unsecured)	1,500	03/15/2019	8.12%
Certificates of deposit (unsecured)	1,500	03/26/2019	8.44%
Certificates of deposit (unsecured)	550	02/01/2019	8.34%
Certificates of deposit (unsecured)	1,000	05/16/2019	8.12%
Certificates of deposit (unsecured)	800	06/13/2019	8.12%
Certificates of deposit (unsecured)	9	06/20/2019	8.89%
Certificates of deposit (unsecured)	12	06/21/2019	8.89%
Certificates of deposit (unsecured)	26	06/24/2019	8.90%
Certificates of deposit (unsecured)	8	06/25/2019	8.89%
Certificates of deposit (unsecured)	23	06/26/2019	8.91%
Certificates of deposit (unsecured)	40	06/27/2019	8.91%
Certificates of deposit (unsecured)	40	06/28/2019	8.90%
Certificates of deposit (unsecured)	80	07/01/2019	8.90%
Certificates of deposit (unsecured)	23	07/02/2019	8.90%
Certificates of deposit (unsecured)	36	07/03/2019	8.92%
Certificates of deposit (unsecured)	43	07/04/2019	8.92%
Certificates of deposit (unsecured)	1,200	07/04/2019	8.12%
Certificates of deposit (unsecured)	43	07/05/2019	8.93%
Certificates of deposit (unsecured)	51	07/08/2019	9.11%
Certificates of deposit (unsecured)	57	07/09/2019	9.13%
Certificates of deposit (unsecured)	66	07/10/2019	9.13%
Certificates of deposit (unsecured)	48	07/11/2019	9.13%
Certificates of deposit (unsecured)	36	07/12/2019	9.14%
Certificates of deposit (unsecured)	52	07/15/2019	9.15%
Certificates of deposit (unsecured)	41	07/16/2019	8.88%
Certificates of deposit (unsecured)	33	07/17/2019	8.88%
Certificates of deposit (unsecured)	43	07/18/2019	8.89%
Certificates of deposit (unsecured)	46	07/19/2019	8.89%
Certificates of deposit (unsecured)	1,000	07/19/2019	8.12%
Certificates of deposit (unsecured)	39	07/22/2019	8.90%
Certificates of deposit (unsecured)	28	07/23/2019	8.89%
Certificates of deposit (unsecured)	41	07/24/2019	8.91%
Certificates of deposit (unsecured)	500	07/24/2019	8.12%
Certificates of deposit (unsecured)	40	07/25/2019	8.91%
Certificates of deposit (unsecured)	34	07/26/2019	8.90%
Certificates of deposit (unsecured)	43	07/29/2019	8.90%
Certificates of deposit (unsecured)	50	07/25/2019	8.36%
Certificates of deposit (unsecured)	66	07/30/2019	8.90%
Certificates of deposit (unsecured)	92	07/31/2019	8.92%
Certificates of deposit (unsecured)	32	08/01/2019	8.92%
Certificates of deposit (unsecured)	200	08/01/2019	8.40%
Certificates of deposit (unsecured)	18	08/02/2019	8.93%
Certificates of deposit (unsecured)	32	08/05/2019	9.11%
Certificates of deposit (unsecured)	20	08/06/2019	9.13%
Certificates of deposit (unsecured)	52	08/07/2019	9.13%
Certificates of deposit (unsecured)	71	08/08/2019	9.13%
Certificates of deposit (unsecured)	2,000	06/13/2019	8.12%
Certificates of deposit (unsecured)	1	08/13/2019	8.88%
Certificates of deposit (unsecured)	350	08/22/2019	8.39%
Certificates of deposit (unsecured)	600	08/28/2019	8.12%
Certificates of deposit (unsecured)	1,700	09/02/2019	8.12%
Certificates of deposit (unsecured)	500	09/25/2019	8.40%
Certificates of deposit (unsecured)	600	09/27/2019	8.41%
Certificates of deposit (unsecured)-USD	1	01/04/2019	0.98%
Certificates of deposit (unsecured)-USD	2	05/03/2019	0.98%
Certificates of deposit (unsecured)-USD	1,100	11/08/2019	8.12%

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)-USD	112	01/04/2019	2.00%
Certificates of deposit (unsecured)-USD	13	03/04/2019	1.50%
Certificates of deposit (unsecured)-USD	13	05/16/2019	1.51%
Certificates of deposit (unsecured)-USD	22	09/30/2019	1.70%
Certificates of deposit (unsecured)-USD	33	11/20/2019	1.75%
Certificates of deposit (unsecured)-USD	1	11/20/2019	1.75%
Certificates of deposit (unsecured)-USD	12	11/20/2019	1.75%
Certificates of deposit (unsecured)-USD	12	11/20/2019	1.75%
Certificates of deposit (unsecured)-USD	12	11/29/2019	1.75%
Certificates of deposit (unsecured)-USD	22	12/17/2019	1.75%
Certificates of deposit (unsecured)-USD	105	12/24/2019	1.75%
Certificates of deposit (unsecured)-USD	4	05/16/2019	1.65%
Certificates of deposit (unsecured)-USD	4	05/16/2019	1.65%
Certificates of deposit (unsecured)-USD	4	05/16/2019	1.65%
Certificates of deposit (unsecured)-USD	4	05/16/2019	1.65%
Certificates of deposit (unsecured)-USD	58	12/24/2019	1.85%
Certificates of deposit (unsecured)-USD	77	12/24/2019	1.75%
	22,363
Accrued interest	70
	22,433

Senior Unsecured Notes	19,482	11/09/2022	4.125%
Accrued interest	108
	19,590

Structured bank bonds	16	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	139	10/15/2019	9.54%
Structured bank bonds	13	01/04/2019	0.25%
Structured bank bonds	32	01/14/2019	0.25%
Structured bank bonds	27	01/18/2019	0.25%
Structured bank bonds	10	01/09/2019	11.00%
Structured bank bonds	16	01/25/2019	0.25%
Structured bank bonds	40	01/08/2019	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	24	01/10/2019	12.00%
Structured bank bonds	25	01/10/2019	12.00%
Structured bank bonds	60	01/10/2019	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	39	01/03/2019	6.34%
Structured bank bonds	70	01/03/2019	12.23%
Structured bank bonds	10	01/18/2019	12.00%
Structured bank bonds	59	01/11/2019	5.81%
Structured bank bonds	25	02/01/2019	0.25%
Structured bank bonds	15	02/05/2019	11.00%
Structured bank bonds(*)	43	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	201	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	742	10/23/2020	TIIE
Structured bank bonds(*)	430	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	19	11/07/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	8	11/05/2020	TIIE
Structured bank bonds(*)	163	11/14/2019	Guaranteed rate subject to SXDP
Structured bank bonds(*)	118	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	154	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	11	02/14/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	40	02/23/2021	TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	5	03/16/2021	TIIE
Structured bank bonds(*)	20	05/23/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	11	03/27/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	18	04/03/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	111	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	49	04/26/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	6	04/26/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	17	05/12/2021	TIIE
Structured bank bonds(*)	1	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	27	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	212	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	57	06/06/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	287	04/23/2021	TIIE
Structured bank bonds(*)	99	09/04/2019	Guaranteed rate subject to IBEX35
Structured bank bonds(*)	14	12/19/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	21	10/03/2019	Guaranteed rate subject to NKY and SXE
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	10	06/26/2019	TIIE
Structured bank bonds(*)	55	05/24/2021	TIIE
Structured bank bonds(*)	91	09/25/2019	TIIE
Structured bank bonds(*)	94	10/16/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	117	02/21/2019	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	37	12/27/2019	Guaranteed rate subject to SX7E
Structured bank bonds(*)	15	02/20/2020	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	19	03/05/2019	Guaranteed rate subject to NIKKEI 225
Structured bank bonds(*)	55	03/01/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	29	03/27/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	263	06/02/2020	Guaranteed rate subject to Euro SX5E
Structured bank bonds(*)	527	03/25/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	68	11/22/2019	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	15	06/27/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	117	06/24/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	120	05/29/2019	Guaranteed rate subject to S&P 500 and IPC
Structured bank bonds(*)	10	07/11/2019	Guaranteed rate subject to IPC

	Amount	Maturity Date	Rate

Structured bank bonds(*)	10	07/30/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	10	07/30/2019	Guaranteed rate subject to IPC
Structured bank bonds(*)	177	05/17/2019	Guaranteed rate subject to Euro STOXX 50
	5,371
Transaction costs and accrued interest (net)	5
	5,376

Promissory notes	1,385	08/08/2019	8.33%
Promissory notes	461	08/21/2019	8.38%
Promissory notes	1,291	08/20/2019	8.38%
Promissory notes	646	09/06/2019	8.35%
Promissory notes	830	09/17/2019	8.39%
Promissory notes	861	04/09/2019	8.22%
Promissory notes	2,109	05/31/2019	8.66%
Promissory notes	3,500	01/03/2019	8.25%
Promissory notes	3,500	01/03/2019	8.25%
Promissory notes	2,990	01/07/2019	8.25%
Promissory notes	2,990	01/07/2019	8.25%
Promissory notes	2,519	01/07/2019	8.25%
Promissory notes	3,477	01/24/2019	8.67%
Promissory notes	3,477	01/24/2019	8.67%
Promissory notes	3,047	01/24/2019	8.67%
Promissory notes	2,500	01/30/2019	8.25%
Promissory notes	65	01/07/2019	8.20%
	35,648
Accrued interest	183
	35,831

Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	6,484	02/10/2020	London Inter-Bank Offered Rate (LIBOR) + 20 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
	19,645
Accrued interest	72
	19,717

Mortgage-backed bonds	100	05/25/2032	5.00%
Mortgage-backed bonds	15	05/25/2032	6.40%
	115
Accrued interest	—
	115

(*)Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2019, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	1,000	12/16/2020	7.74%
Certificates of deposit (unsecured)	500	12/16/2020	7.59%
Certificates of deposit (unsecured)	300	12/11/2020	7.60%
Certificates of deposit (unsecured)	700	12/11/2020	7.75%
Certificates of deposit (unsecured)	1,100	11/09/2020	7.78%
Certificates of deposit (unsecured)	500	09/24/2020	7.47%
Certificates of deposit (unsecured)	1,000	11/20/2020	7.72%
Certificates of deposit (unsecured)	2,000	10/26/2020	7.59%
Certificates of deposit (unsecured)	2,500	10/08/2020	7.79%
Certificates of deposit (unsecured)	250	09/30/2020	7.58%
Certificates of deposit (unsecured)	200	09/15/2020	7.60%
Certificates of deposit (unsecured)	1,150	09/11/2020	7.60%
Certificates of deposit (unsecured)	2,000	09/02/2020	7.76%
Certificates of deposit (unsecured)	1,300	08/27/2020	7.64%
Certificates of deposit (unsecured)	2,000	07/09/2020	7.59%
Certificates of deposit (unsecured)	500	09/25/2020	7.72%
Certificates of deposit (unsecured)	1,000	07/20/2020	7.89%
Certificates of deposit (unsecured)	1,600	07/03/2020	7.94%
Certificates of deposit (unsecured)	1,000	06/30/2020	7.74%
Certificates of deposit (unsecured)	1,000	06/18/2020	7.81%
Certificates of deposit (unsecured)	4,000	06/05/2020	7.74%
Certificates of deposit (unsecured)	1,500	06/04/2020	7.59%
Certificates of deposit (unsecured)	2,500	05/06/2020	7.76%
Certificates of deposit (unsecured)	900	04/08/2020	7.95%
Certificates of deposit (unsecured)	1,500	03/24/2020	7.59%
Certificates of deposit (unsecured)	300	03/12/2020	7.75%
Certificates of deposit (unsecured)	400	02/14/2020	7.59%
Certificates of deposit (unsecured)	1,000	02/11/2020	7.59%
Certificates of deposit (unsecured)	125	02/10/2020	7.77%
Certificates of deposit (unsecured)	400	02/07/2020	7.77%
Certificates of deposit (unsecured)	300	02/13/2020	7.75%
Certificates of deposit (unsecured)	50	01/22/2020	7.54%
Certificates of deposit (unsecured)	1,100	01/10/2020	7.59%
Certificates of deposit (unsecured)	400	01/10/2020	7.77%

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	1,550	01/08/2020	7.78%
Certificates of deposit (unsecured)-USD	13	03/03/2020	1.75%
Certificates of deposit (unsecured)-USD	13	05/15/2020	1.75%

	37,650
Accrued interest	172
	37,823

Senior Unsecured Notes	18,744	11/09/2022	4.125%
Accrued interest	105
	18,849

Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	54	03/17/2022	TIIE
Structured bank bonds(*)	56	03/26/2021	9.50%
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	159	03/08/2021	9.50%
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	46	02/23/2021	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	294	04/23/2021	TIIE
Structured bank bonds(*)	156	01/28/2021	10.00%
Structured bank bonds(*)	441	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	773	10/23/2020	TIIE
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	114	06/26/2020	Guaranteed rate subject to IPC
Structured bank bonds(*)	276	06/02/2020	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	121	03/25/2020	TIIE
Structured bank bonds(*)	137	03/23/2020	TIIE
Structured bank bonds(*)	13	02/20/2020	Guaranteed rate subject to Euro STOXX 50
Structured bank bonds(*)	19	05/12/2021	TIIE
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	24	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	180	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	115	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds	66	09/25/2020	2.50%
Structured bank bonds	20	09/18/2020	2.50%
Structured bank bonds	196	06/26/2020	4.00%
Structured bank bonds	30	06/15/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	19	03/27/2020	5.00%
Structured bank bonds	50	03/27/2020	5.00%
Structured bank bonds	11	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	81	09/01/2020	2.50%
Structured bank bonds	25	09/30/2020	2.50%
Structured bank bonds	40	01/29/2020	12.00%
Structured bank bonds	25	01/27/2020	12.00%
Structured bank bonds	24	01/24/2020	10.00%
Structured bank bonds	500	01/21/2020	12.00%
Structured bank bonds	105	01/17/2020	13.00%
Structured bank bonds	15	01/16/2020	11.69%
Structured bank bonds	114	01/16/2020	12.23%
Structured bank bonds	19	01/16/2020	13.00%
Structured bank bonds	10	01/16/2020	11.61%
Structured bank bonds	27	01/14/2020	12.00%
Structured bank bonds	12	01/10/2020	14.50%
Structured bank bonds	40	01/07/2020	10.48%
Structured bank bonds	57	01/03/2020	3.17%
Structured bank bonds	57	01/03/2020	3.02%
	4,797
Transaction costs and accrued interest (net)	-
	4,797

Promissory notes	500	11/30/2020	7.25%
Promissory notes	2,000	10/05/2020	7.23%
Promissory notes	1,500	04/15/2020	8.42%
Promissory notes	1,500	04/13/2020	8.42%
Promissory notes	1,000	03/20/2020	8.45%
Promissory notes	921	03/19/2020	8.45%
Promissory notes	500	03/17/2020	8.45%
Promissory notes	500	03/09/2020	8.55%
Promissory notes	200	02/17/2020	7.00%
Promissory notes	2,700	01/17/2020	7.25%
Promissory notes	70	01/06/2020	7.25%
Promissory notes	11,500	01/03/2020	7.25%
	22,891
Accrued interest	423
	23,314

Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	6,224	02/10/2020	LIBOR + 20 basis points
	29,385

	Amount	Maturity Date	Rate

Accrued interest	289
	29,674

(*)Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2019
				Outstanding
				Issue Amount	Annual
Type	Currency of Issue	12/31/2018	12/31/2019	in Foreign Currency	Interest Rate (%)

Tier II Subordinated Capital Notes	USD	1,546	—	—	—
Subordinated Additional Tier I Capital Notes	USD	9,809	9,420	500,000,000	8.50
Tier II Subordinated Capital Notes	USD	25,873	24,847	1,300,000,000	5.95
	Balance at year-end	37,228	34,267

Note 45.a includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 45.d includes the fair value amounts of these liabilities.

b)   Changes

The changes in Subordinated liabilities were as follows:

	2018	2019
Beginning balance (million USD)	1,825	1,894
Issues	1,300	—
Redemptions	(1,223)	(77)
Transaction costs and accrued interest	(8)	(1)
Balance at year-end (million USD)	1,894	1,816
Exchange rate per one USD at December 31	19.6512	18.8642
Balance at year-end (million pesos)	37,228	34,267

c)   Other disclosures

2013 Tier II Subordinated Capital Notes

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial rate of 5.95% per year during the first five years.

As mentioned in Note 3.6, 94.07% of existing holders tendered the cash offer announced by the Bank for the Tier II Subordinated Capital Notes.

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

2016 Subordinated Additional Tier I Capital Notes

On December 29, 2016, the Bank issued Subordinated Additional Tier I Capital Notes for an amount of USD 500 million. Subordinated Additional Tier I Capital Notes are convertible into common Series F shares and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

Additional characteristics of the Subordinated Additional Tier I Capital Notes are as follows:

·	Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).
·	Conversion price: The conversion price shall be, if the common shares are:
i.	traded on the Mexican Stock Exchange, the higher of:
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
·

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

·

Fully callable in advance if the Subordinated Additional Tier I Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interests are considered non-deductible for tax purposes or iii) the applicable withholding tax increases.

·	Any call in advance must be authorized by the Central Bank.

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

2018 Tier II Subordinated Notes

On October 1, 2018, the Bank issued debt securities denominated as Tier II Subordinated Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (October 30, 2028) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933. Interest will be paid semiannually, on April 1 and October 1, respectively, beginning April 30, 2019. The instruments bear interest at an initial rate of 5.95% per year during the first five years.

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

With the proceeds obtained from the issue of these Tier II Subordinated Notes, the Bank redeemed in advance USD 1,223 million of the Tier II Subordinated Capital Notes issued on December 27, 2013 (see Note 3.9).

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

				Non-cash changes
						Foreign
	January 1, 2018	Cash flows		Accrued	Transaction	exchange	December 31, 2018
Type				interest	costs	movements

Tier II Subordinated Capital Notes	26,054	(24,481)		826	151	(1,004)	1,546
Subordinated Additional Tier I Capital Notes	9,831	—	(*)	—	(16)	(6)	9,809
Tier II Subordinated Capital Notes	—	24,249		375	(48)	1,297	25,873
Balances at	35,885	(232)		1,201	87	287	37,228

(*) As of December 31, 2018, the Bank paid 804 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity.

				Non-cash changes
						Foreign
	Beginning balance	Cash flows		Accrued	Transaction	exchange	December 31, 2019
Type				interest	costs	movements

Tier II Subordinated Capital Notes	1,546	(1,521)		6	7	(38)	—
Subordinated Additional Tier I Capital Notes	9,809	—	(*)	—	4	(393)	9,420
Tier II Subordinated Capital Notes	25,873	(1,513)		1,495	7	(1,015)	24,847
Balances at	37,228	(3,034)		1,501	18	(1,446)	34,267

(*) As of December 31, 2019, the Bank paid 808 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2018	12/31/2019

Trade payables	2,277	1,451
Collection accounts:
Tax payables	1,187	1,160
Financial transactions pending settlement	5,061	9,267
Other financial liabilities	5,281	3,886
	13,806	15,764

Note 45.a includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 45.d contains the fair value amounts of these liabilities.

The breakdown of Financial transactions pending settlement is as follows:

	12/31/2018	12/31/2019

Mexican government securities	4,827	8,059
BPATS	201	1,003
Equity instruments	1	205
Other financial instruments	32	—
	5,061	9,267

The breakdown of Other financial liabilities is as follows:

	12/31/2018	12/31/2019

Retentions related to loans (*)	1,000	1,524
Other payable account	4,281	2,362
	5,281	3,886

(*)These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)   Breakdown

The breakdown of Provisions is as follows:

	12/31/2018	12/31/2019

Provisions for pensions and similar obligations	4,370	6,406
Provisions for tax and legal matters	1,516	1,558
Provisions for off-balance sheet risk	852	1,075
Other provisions	62	65
Provisions	6,800	9,104

b)   Changes

The changes in Provisions were as follows:

	2017					2018					2019
	Provisions		Provisions			Provisions	Provisions	Provisions			Provisions	Provisions	Provisions
	for Pensions	Provisions	for Off-			for Pensions	for Tax and	for Off-			for Pensions	for Tax and	for Off-
	and Similar	for Tax and	Balance-	Other		and Similar	Legal	Balance-	Other		and Similar	Legal	Balance-	Other
	Obligations	Legal Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total

Balance at the beginning of year (as originally presented)	3,972	1,306	874	1,050	7,202	3,860	1,072	1,032	766	6,730	4,370	1,516	852	62	6,800
Adjustments on initial adoption of IFRS 9	—	—	—	—	—	—	—	(32)	—	(32)	—	—	—	—	—
Beginning balance as of January 1 (restated)	3,972	1,306	874	1,050	7,202	3,860	1,072	1,000	766	6,698	4,370	1,516	852	62	6,800
Additions charged (credited) to net income:
Interest expense and similar charges	332	—	—	—	332	359	—	—	—	359	415	—	—	—	415
Personnel expenses – Defined Benefit Plan	146	—	—	—	146	157	—	—	—	157	147	—	—	—	147
Personnel expenses – Defined Contribution Plan (Note 42)	330	—	—	—	330	373	—	—	—	373	410	—	—	—	410
Other	51	—	—	—	51	129	—	—	—	129	257	—	—	—	257
Actuarial (gains)/losses recognized in the year in other comprehensive income	(666)	—	—	—	(666)	(260)	—	—	—	(260)	1,673	—	—	—	1,673
Period provisions	—	197	158	31	386	—	576	(148)	5	433	—	353	223	5	581
Contributions from the employer	225	—	—	—	225	246	—	—	—	246	118	—	—	—	118
Payments to pensioners and pre-retirees with a charge to internal provisions	(191)	—	—	—	(191)	(234)	—	—	—	(234)	(348)	—	—	—	(348)
Other payments (*)	—	(431)	—	(315)	(746)	—	(284)	—		(284)	—	—	—		—
Payments to Defined Contribution Plan	(330)	—	—	—	(330)	(347)	—	—	—	(347)	(636)	(311)	—	—	(947)
Recognition of pension obligations from acquisition of SANTEC	—	—	—	—	—	95	—	—	—	95	—	—	—	—	—
Transfers and other changes	(9)	—	—	—	(9)	(8)	152	—	(709)	(565)	—	—	—	(2)	(2)
Balances at the end of year	3,860	1,072	1,032	766	6,730	4,370	1,516	852	62	6,800	6,406	1,558	1,075	65	9,104

(*)Included in these amounts are payments made by the Bank to the Mexican Tax Administration Service of 5 million pesos in 2017, 1 million pesos in 2018 and 3 million pesos in 2019 due to the fact that the Bank was not withholding income tax in transactions with financial derivative instruments with certain counterparties.

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

The Bank recognized as Administrative expenses - Personnel expenses in the consolidated income statement the amounts of 330 million pesos, 373 million pesos and 226 million pesos in 2017, 2018 and 2019, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

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

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 4,322 million pesos and 6,328 million pesos as of December 31, 2018 and 2019, respectively.

The investment fund of the defined benefit post-employment plan was 2,196 million pesos and 2,068 million pesos as of December 31, 2018 and 2019, respectively. Investments are well-diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2017 and 2018 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

As of December 31, 2018 and 2019, approximately 1% and 0.8% of the Bank’s employees, respectively, were still enrolled in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2018 and 2019, approximately 62% and 83% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan” because they are registered in the Mexican Institute of Social Security (IMSS) as their medical coverage. In addition, they have a medical insurance that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2018	12/31/2019

Provisions for post-employment plans
Of which: Defined benefit pension plan	4,322	6,328
Provisions for defined contribution pension plan	48	78
Provisions for pensions and similar obligations	4,370	6,406

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2018	12/31/2019

Annual discount rate	9.5%	7.3%
Mortality tables	EMSSA 1997 and 2009	EMSSA 1997 and 2009
Expected return on plan assets	9.5%	7.3%
Cumulative annual INPC growth	3.5%	3.5%
Annual salary increase rate	4.5%	4.5%
Annual minimum salary increase rate	3.5%	4.0%
Medical cost trend rates	5.0%	5.0%

The determination of the discount rate considers the term and performance of Mexican government bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit
	Pension Plan
	12/31/2018	12/31/2019

Present value of the obligations:
Pension plan	2,032	2,567
Post-employment benefits	3,644	5,127
Long-term benefits	842	702
	6,518	8,396
Less:
Fair value of plan assets	(2,196)	(2,068)

Provisions – Provisions for pensions	4,322	6,328
Of which:
Internal provisions for pensions	4,322	6,328

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2017	2018	2019

Current service cost (Note 42)	146	157	147
Interest cost (net)	332	359	415
Other	51	129	257
	529	645	819

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit
	Pension Plans
	2018	2019

Present value of the obligations at the beginning of year	6,731	6,518
Current service cost (Note 42)	157	147
Interest cost	592	585
Benefits paid	(735)	(983)
Actuarial (gains)/losses	(321)	2,129
Recognition of defined benefit obligations from acquisition of Santander Tecnología México	95	—
Other	(1)	—
Present value of the obligations at the end of year	6,518	8,396

The duration of the defined benefit obligation is 10.79 years.

The changes in the fair value of plan assets were as follows:

	Defined Benefit
	Pension Plan
	2018	2019

Fair value of plan assets at the beginning of year	2,901	2,196
Actual return on plan assets	43	347
Transfer of funds to defined contribution plan	(246)	(346)
Benefits paid	(502)	(129)

Fair value of plan assets at the end of year	2,196	2,068

The fair value of the plan assets is determined based on quoted market prices in active markets.

The Bank does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2020.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit
	Pension Plan
	12/31/2018	12/31/2019

Equity instruments	33%	34%
Cash and debt instruments	67%	66%

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

·	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by 383 million pesos (increase by 421 million pesos).
·	If the medical cost trend rate is 50 basis points higher (lower), the defined benefit obligation would increase by 247 million pesos (decrease by 227 million pesos).
·	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 13 million pesos (decrease by 13 million pesos).
·	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 8 million pesos (decrease by 8 million pesos).
·	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 90 million pesos (increase by 87 million pesos).

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

Under such agreement, the Bank’s net worth would not be affected in the future by these insured persons, since the risk was transferred to Principal. However, in order to record the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized also under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year, based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2018 and 2019, such liability was 826 and 746 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)   Provisions for tax and legal matters

i.   Tax-related proceedings

The Bank is a party to various tax claims for which it has recognized total provisions of 50 million pesos and 67 million pesos as of December 31, 2018 and 2019, respectively.

ii.  Other tax issues

The Bank operated until December 31, 2018 a branch in Nassau, Bahamas through which it carries out tax-free operations principally involving financial derivative instruments. The Mexican Tax Administration Service has reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican Tax Administration Service for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 5 million pesos in 2017 and 1 million pesos in 2018.

iii.  Non-tax-related proceedings

As of December 31, 2018 and 2019, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect on the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2018 and 2019, the Bank has recognized provisions for the amounts of 1,466 million pesos and 1,491 million pesos, respectively, for matters which based on the opinion of its internal and external legal advisers, Management has assessed losses to be probable. Management considers such provisions to be adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Bank arising from litigation in 2017, 2018 and 2019 is not material with respect to these consolidated financial statements.

During 2018 and 2019, the amount paid by the Bank to external lawyers was 284 million pesos and 294 million pesos, respectively, for the management of all the outstanding claims.

f)    Provisions for off-balance sheet risk

The Provisions for off-balance sheet risk are estimated with the same methodology used for calculating the impairment of loans and receivables. Refer to Note 2.g above for further description.

The breakdown of the off-balance sheet risks is as follows:

	12/31/2018	12/31/2019

Available lines of credit cards and non-revolving consumer loans	718	965
Guarantees and loan commitments of commercial and public sector loans	134	110
	852	1,075

As of December 31, 2019, the breakdown of the Provisions for off-balance sheet risks by stages is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	859	91	15	965

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises (SMEs)	57	53	—	110

Total	916	144	15	1,075

As of December 31, 2019, the transfers between stages of the Provisions for off-balance sheet risks is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2019:	705	131	16	852

Financial assets derecognized during the period other than write-offs	—	—	—	—
Write-offs	—	—	—	—
Originated financial assets	—	—	—	—
Foreign exchange and other movements	211	13	(1)	223

As of December 31, 2019	916	144	15	1,075

25. Other liabilities

The breakdown of Other liabilities is as follows:

	12/31/2018	12/31/2019

Sundry creditors	6,788	9,025
Cash balances undrawn	3,894	155
Accrued personnel obligations	3,735	4,388
Other obligations	2,337	2,288
Credit and debit card operation balances	2,101	2,435
	18,855	18,291

26. Tax matters

a)   Income tax

The components of Income tax for 2017, 2018 and 2019 are as follows:

	2017	2018	2019

Current income tax expense:
Tax expense for current year	4,215	5,615	7,099
Deferred income tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	1,281	(157)	(190)
Total Income tax	5,496	5,458	6,909

b)   Income tax reconciliation

The reconciliation of the income tax calculated at the corporate income tax rate of 30% to the income tax recognized and the breakdown of the effective tax rate are as follows:

	2017	2018	2019

Profit before tax	24,174	24,814	27,290

Income tax at 30%	7,252	7,444	8,187

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,742)	(1,542)	(890)
Due to effect of tangible assets	(78)	(76)	19
Due to effect of non-deductible expenses, non-taxable income and others	64	(368)	(407)
Income Tax	5,496	5,458	6,909

Effective tax rate	22.74%	22.00%	25.32%
Current tax liability	—	—	—

Income tax	5,496	5,458	6,909
Of which:
Current	4,215	5,615	7,099
Deferred	1,281	(157)	(190)

The Bank is subject to regular reviews by the Mexican Tax Administration Service. As of December 31, 2019, there are no tax contingencies arising because of such tax reviews requiring disclosure.

c)   Tax recognized in consolidated equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

	2017	2018	2019

Net tax credited/(charged) to consolidated equity:
Remeasurement of defined benefit obligation	(200)	(64)	462
Measurement of Available-for-sale - Debt instruments	(478)	—	—
Measurement of Available-for-sale - Equity instruments	1	—	—
Measurement of Financial assets at fair value through other comprehensive income - Debt instruments	—	371	(980)
Measurement of financial derivatives (Cash flow hedges)	440	276	(6)
Paid interests on Subordinated Additional Tier I Capital Notes	191	254	255
Income tax from sale of the Custody business	—	255	—
	(46)	1,092	(269)

d)   Deferred tax assets and liabilities

Main components of the Bank’s gross deferred tax assets and liabilities are as follows:

	12/31/2018	12/31/2019

Total deferred tax assets prior to offsetting	20,791	20,757
Of which:
Tangible assets and deferred charges	1,984	2,050
Provisions	2,295	2,268
Impairment losses on financial assets at amortized cost	10,057	10,010
Capital losses carryforward(*)	2,683	2,708
Labor provisions	1,135	1,435
Fees and interest collected in advance	1,060	995
Foreign exchange rate financial derivatives	1,577	1,291
Total deferred tax liabilities prior to offsetting	(3,304)	(3,461)
Of which:
Unrealized gains on financial instruments	(2,729)	(2,816)
Prepayments	(355)	(347)
Other	(220)	(298)

(*)The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2019, the detail of capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2016	2026	140	43
2017	2027	3,025	907
2018	2028	3,297	989
2019	2029	2,562	769
		9,024	2,708

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented on the consolidated balance sheet as follows:

	12/31/2018	12/31/2019

Presented as deferred tax assets (*)	17,574	17,401
Presented as deferred tax liabilities	(87)	(105)
Net	17,487	17,296

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

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2018	Income	Income	Movements	12/31/2018

Deferred tax assets	17,184	2,882	725	—	20,791
Deferred tax liabilities	(635)	(2,725)	14	42	(3,304)
	16,549	157	739	42	17,487

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2019	Income	Income	Movements	12/31/2019

Deferred tax assets	20,791	881	(915)	—	20,757
Deferred tax liabilities	(3,304)	(691)	462	72	(3,461)
	17,487	190	(453)	72	17,296

27. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)   Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2018	12/31/2019

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	17	27
Other	15	13
	32	40
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	3	—

b)   Changes

The changes in Non-controlling interests are summarized as follows:

	2018	2019

Beginning balance	29	32
Profit for the year attributable to non-controlling interests	3	—
Other	—	8
Balance at year-end	32	40

The foregoing changes are shown in the consolidated statement of changes in equity.

28.  Valuation adjustments

The balance of Valuation adjustments include the amounts, net of the related deferred income tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated equity through other comprehensive income. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those, which pursuant to the applicable IFRS, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related IFRS are met. In addition, with respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)   Financial assets at fair value through other comprehensive income

Valuation adjustments - Financial assets at fair value through other comprehensive income include the net amount of unrealized gains or losses in the valuation of financial assets at fair value through other comprehensive income (see Notes 8 and 9).

The breakdown by type of financial instrument of Valuation adjustments - Financial assets at fair value through other comprehensive income at December 31, 2018 and 2019 are as follows:

	12/31/2018				12/31/2019
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	930	(2,156)	(1,226)	154,483	4,266	(158)	4,108	233,463
Loans and advances to customers	—	—	—	771	—	—	—	2,875
Equity instruments	—	(13)	(13)	535	111	(4)	107	642

A summary of changes in the cumulative valuation adjustments recorded to Financial assets at fair value through other comprehensive income is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2018	109	(28)	81
Recognition of valuation adjustment of own equity instruments held for future equity-settled share-based payments (Note 3.4)	—	17	17
Valuation adjustments	(1,226)	(13)	(1,239)
Amounts reclassified to consolidated income statement	69	—	69
Allowance for impairment losses	2	—	2
Income taxes	371	4	375
Balance at December 31, 2018	(675)	(20)	(695)
Valuation adjustments	4,108	107	4,215
Amounts reclassified to consolidated income statement	(189)	—	(189)
Allowance for impairment losses	—	—	—
Income taxes	(980)	(32)	(1,012)
Balance at December 31, 2019	2,264	55	2,319

b)   Cash flow hedges

Valuation adjustments - Cash flow hedges include the gains or losses attributable to hedging financial derivative instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect the consolidated income statement (see Note 12).

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2018	2019

Accumulated (loss)/gain on cash flow hedges	(315)	(293)
Accumulated gain related to discontinued cash flow hedges (Note 12)	25	17
Balance at December 31,	(290)	(276)

29. Shareholders’ equity

a)   Share capital

As of December 31, 2018 and 2019, Share capital, at par value, was as follows:

			Total Par Value
	Number of shares		(Millions of Pesos)
	12/31/2018	12/31/2019	12/31/2018	12/31/2019

Fixed capital:
Series F shares	3,464,309,145	3,464,309,145	13,098	13,098
Series B shares	3,322,685,212	3,322,685,212	12,562	12,562
	6,786,994,357	6,786,994,357	25,660	25,660

Authorized unsubscribed capital:
Series F shares	331,811,068	331,811,068	—	—
Series B shares	318,188,932	318,188,932	—	—
	650,000,000	650,000,000	—	—
	7,436,994,357	7,436,994,357	25,660	25,660

Share capital is comprised of fixed shares, which cannot be increased and variable shares, which may be increased without limit.

Series F shares may only be acquired by our Parent company or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Mexican Bank Savings Protection Institute (hereinafter, IPAB). These shares can only be sold with the prior authorization of the SHCP. No authorization shall be required from such Authority and corporate bylaws will not have to be amended when the transfer of shares is either in guarantee or ownership to the IPAB.

At all times, Series F share capital shall represent at least 51% of share capital and Series B share capital can represent up to 49% of the share capital.

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

As mentioned in Note 3.9, Banco Santander (Spain) increased its participation in the Bank; after this transaction, the shareholders’ structure is as follow:

	Prior to exchange offer	After exchange offer

Banco Santander (Spain)	74.96%	91.65%
Minority shareholders	25.04%	8.35%

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

Dividends paid by the Bank to Mexican resident individuals and foreign residents in 2017, 2018 and 2019 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

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

As of December 31, 2018 and 2019, the Bank and its subsidiaries comply with the percentage of legal reserve required.

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

d)   Other disclosures

During the Ordinary General Annual Meeting of April 28, 2017, the following resolution was adopted:

-The amount of 4,234 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 30, 2017.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of December 8, 2017, the following resolutions were adopted:

-The amount of 4,676 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 27, 2017.

-It was agreed to carry out a Corporate Restructuring process, which considers, among other corporate actions, the merger of the Former Group, as the merged entity, with the Bank, as the merging entity. (see Note 3.4).

To carry out the Merger, the following resolutions were adopted:

i.    Increase the share capital of the Bank by capitalizing the share premium in the amount of 17,574 million pesos, through the issuance of 175,746,122,497 shares, with a nominal value of 0.10 pesos per share, of which 147,353,683,122 shares correspond to the Series F and 28,392,439,375 shares correspond to the Series B.

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

iv.  Increase the unsubscribed share capital of the Bank by 1,671 million pesos through the cancellation of 207,968,532 treasury shares and the issuance of 650,000,000 new shares representing the Bank's share capital, which will be held as treasury shares by the Bank to guarantee the conversion of the Subordinated Additional Tier I Capital Notes issued by the Bank in December 2016 (see Note 22).

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

The transactions performed as part of the Corporate Restructuring process, after IFRS 9 implementation, were as follows:

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

During the Ordinary General Annual Meeting of April 29, 2019, the following resolution was adopted:

-	It was decided to ratify the fund to repurchase own shares that amounts to 12,800 million pesos.
-	The amount of 4,843 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 28, 2019.

During the Ordinary General Meeting of November 28, 2019, it was decided to allocate 5,450 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on December 27, 2019.

30. Minimum capital requirements

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

Assets Subject to Credit Risk

Deposits, securities, loans and advances, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain financial derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and calculating a CVA for OTC financial derivatives transactions.

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

At the date of these consolidated financial statements, the Bank complied with these minimum capital requirements (see below).

The minimum capital requirements calculated in accordance with the Mexican Banking GAAP for the Bank is as follows:

	12/31/2018	12/31/2019

Computable capital:	121,454	125,083
Core capital	125,621	138,371
Supplementary capital	27,419	24,847
Deductible items	(41,395)	(47,555)
Subordinated Additional Tier I Capital Notes (see Note 21.c)	9,809	9,420

Capital requirements:	61,054	61,127
Market risk	14,280	13,988
Credit risk	42,732	42,922
Operational risk	4,042	4,217

Excess of capital requirements	60,400	63,956
Risk-weighted assets	763,170	764,093

As of December 31, 2018 and 2019, in accordance with the capitalization requirements applicable to full service banks, the Bank has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2018	12/31/2019

Net Capital / Required Capital	1.99	2.05
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	11.04%	11.89%
Minimum capital requirements	7.90%	8.20%

Basic Capital / Assets subject to Credit, Market and Operating Risk	12.32%	13.12%
Minimum capital requirements	9.40%	9.70%

Net Capital / Assets subject to Credit Risk	22.74%	23.31%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	15.91%	16.37%

Minimum capital requirements	11.40%	11.70%

31. Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Bank, although they may not impact on their net assets, including contingent commitments and financial instruments received as collateral in OTC financial derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

a)   Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2018	12/31/2019

Available lines of credit cards and non-revolving consumer loans	144,006	136,405
Guarantees, documentary credits and loan commitments of commercial and public sector loans	94,014	79,950
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	253	219
Total	238,273	216,574

At December 31, 2018 and 2019, the Bank had recognized provisions for off-balance sheet risk of 852 million pesos and 1,075 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

As of December 31, 2019, the breakdown of the carrying amount of the contingent commitments by stages is as follows:

	Carrying amount
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	135,974	312	119	136,405
Guarantees, documentary credits and loan commitments of commercial and public sector loans	79,572	378	—	79,950
Guarantees, documentary credits and loan commitments of commercial loans (SMEs)	219	—	—	219

Total	215,765	690	119	216,574

b)   Financial instruments received as collateral

Financial instruments include those securities received by the Bank in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Bank received them to engage in OTC financial derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

The breakdown is as follows:

Financial instruments received as collateral	12/31/2018	12/31/2019

Debt instruments received in OTC financial derivatives transactions	4,044	5,736
Debt instruments received in reverse repurchase agreement transactions	107,560	76,592
Equity instruments received in securities loan transactions	333	14
Total	111,937	82,342

32. Financial derivatives - Nominal amounts and fair values of trading and hedging financial derivatives

The breakdown of the fair value and nominal amount of trading financial derivatives asset as of December 31, 2018 and 2019 is as follows:

	12/31/2018		12/31/2019
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	2,537	—	—	—
Interest Rate Futures	—	—	—	—
Market Index Futures	426	—	4,144	—

Forwards:
Foreign Currency Forwards	237,777	7,127	209,085	8,769
Foreign Exchange (Spot)	62,701	80	18,630	32
Interest Rate Forwards	—	—	—	—
Equity Forwards	11,770	936	341	—

Options:
Foreign Currency Options	87,711	1,236	50,940	1,052
Interest Rate Options	132,484	1,450	111,940	421
Market Index Options	2,950	67	1,828	212
Equity Options	148	3	43	—

Swaps:
IRS	2,803,464	69,819	3,353,662	80,078
Equity Swaps	1,008	59	628	10
CCS	435,698	74,176	442,402	61,173
Total Trading	3,778,674	154,953	4,193,643	151,747

As of December 31, 2018 and 2019, 154,953 million pesos and 151,747 million pesos (assets) are OTC financial derivatives of the total amount of the trading financial derivatives asset, respectively.

The breakdown of the fair value and nominal amount of hedging financial derivatives asset as of December 31, 2018 and 2019 is as follows:

	12/31/2018		12/31/2019
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	4,000	111	—	—
CCS	13,609	4,798	11,177	3,843
Foreign Currency Forwards	59,619	4,174	59,417	4,488

Fair value hedge:
IRS	8,416	157	53,882	719
CCS	1,492	45	3,868	206
Total Hedging	87,136	9,285	128,344	9,256
Total Financial Derivatives Asset	3,865,810	164,238	4,321,987	161,003

The breakdown of the fair value and nominal amount of trading financial derivatives liability as of December 31, 2018 and 2019 is as follows:

	12/31/2018		12/31/2019
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	5,735	—	14,202	—
Interest Rate Futures	—	—	—	—
Market Index Futures	462	—	79	—

Forwards:
Foreign Currency Forwards	237,127	5,988	199,493	6,551
Foreign Exchange (Spot)	41,423	110	36,973	73
Market Index Forwards	11,768	839	651	6

Options:
Foreign Currency Options	87,616	1,504	57,808	1,606
Interest Rate Options	142,477	971	140,813	474
Market Index Options	4,141	303	1,122	201
Equity Options	117	5	—	—

Swaps:
IRS	2,795,454	70,607	3,296,209	76,165
Equity Swaps	—	16	—	12
CCS	395,656	73,384	385,855	59,393
Total Trading	3,721,976	153,727	4,133,205	144,481

As of December 31, 2018 and 2019, 153,727 million pesos and 144,481 million pesos (liabilities), respectively are OTC financial derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging financial derivatives liability as of December 31, 2018 and 2019 is as follows:

	12/31/2018		12/31/2019
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	—	—	11,311	118
CCS	10,289	2,912	10,704	1,690
Foreign Currency Forwards	14,041	345	10,698	409

Fair value hedge:
IRS	1,200	14	3,600	246
CCS	28,489	5,122	31,874	5,060
Total Hedging	54,019	8,393	68,187	7,523
Total Financial Derivatives Liability	3,775,995	162,120	4,201,392	152,004

As of December 31, 2018 and 2019, the collateral provided to engage in financial derivatives transactions in organized markets is as follows:

		12/31/2018	12/31/2019

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V. (MexDer)	Cash	2,093	3,865
Chicago Mercantile Exchange	Cash	1,297	1,286
Foreign financial institutions	Cash	299	2

		3,689	5,153

Deposits of collateral back up positions operated on the MexDer such as interest rate futures, futures based on the IPC, USD futures, listed option futures, positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options and positions operated through foreign financial institutions.

The guarantees and/or collateral delivered for the OTC financial derivatives transactions as of December 31, 2018 and 2019 are as follows:

		12/31/2018	12/31/2019

Financial assets at amortized cost - Loans and advances to credit institutions:
Of which (Note 7):
Mexican financial institutions	Cash	20,597	7,536
Foreign financial institutions	Cash	8,911	6,764
		29,508	14,300
Financial assets at fair value through profit or loss - Debt instruments:
Of which (Note 8):
Mexican financial institutions	Bonds	4,438	3,121
Foreign financial institutions (*)	Bonds	1,796	1,351
		6,234	4,472

(*) As of December 31, 2018, and 2019, includes 1,465 million pesos and 1,318 million pesos, respectively, of debt instruments received as collateral (registered in memorandum accounts), which were delivered in OTC financial derivatives transactions as collateral.

The guarantees and/or collateral received for the OTC financial derivatives transactions as of December 31, 2018 and 2019 are as follows:

		12/31/2018	12/31/2019

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	5,288	5,174
Foreign financial institutions	Cash	37,192	11,527
Other	Cash	—	58
		42,480	16,759

		12/31/2018	12/31/2019

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	4,044	5,736
		4,044	5,736

Upon executing transactions with OTC financial derivatives, the Bank agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt instruments, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The nominal and/or contractual amounts of the financial derivatives contracts traded by the Bank do not reflect the actual risk assumed by the Bank since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Bank to hedge interest rates, underlying asset prices or foreign currency risk and to assume directional exposure to risk factors limited by the Bank’s risk appetite. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. If their purpose is to hedge other exposures, they increase or offset, as appropriate, the gains or losses on the hedged investments (see Note 12).

The Bank manages the credit risk exposure of these contracts through setting credit lines, establishing netting arrangements with its main counterparties and by receiving assets as collateral (see Note 2.f).

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, ECR). ECR is composed of the current exposure of the contract (at fair value in the case of financial derivatives) and the Potential Future Exposure (hereinafter, PFE) which is defined as the maximum expected credit risk exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

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

For financial derivatives, where ECR is equal to the Current Exposure plus the nominal amount multiplied by the Risk Factor (PFE), the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk Area compares, on a monthly basis, the nominal amounts used to calculate the PFE against the nominal amounts recognized in the accounting records and also compares the Current Exposure amounts used for the Current Exposure of the ECR against the Current Exposure amounts also recognized in the accounting books.

As of December 31, 2018 and 2019, the cumulative net credit risk exposure of the Bank was 390,324 million pesos and 390,324 million pesos, respectively. The net credit risk exposure comprises the total counterparty credit risk and issuer risk (which includes financial derivatives, repurchase agreements and debt securities), less any received assets as collateral for mitigating these risks.

33. Interest income

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

The breakdown of the main interest income items earned in 2017, 2018 and 2019 is as follows:

	2017	2018	2019

Cash and balances with the Central Bank	2,081	2,361	2,456
Loans and advances to credit institutions	4,804	2,178	2,839
Loans and advances to customers	72,263	81,976	89,894
Debt instruments	16,791	10,039	9,925
Hedging financial derivatives	1,895	2,858	3,541
Other interest income	168	125	191
	98,002	99,537	108,846

34. Interest income from financial assets at fair value through profit or loss

Interest income from financial assets at fair value through profit or loss in the consolidated income statement comprises the interest accrued in the year on financial assets at fair value through profit or loss with an implicit or explicit return, calculated by applying the effective interest method.

The breakdown of the main interest income from financial assets at fair value through profit or loss items earned in 2018 and 2019 is as follows:

	2017	2018	2019

Loans and advances to credit institutions	—	5,981	6,306
Loans and advances to customers	—	518	1,742
Debt instruments	—	7,550	7,336
	—	14,049	15,384

35. Interest expenses and similar charges

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

The breakdown of the main items of interest expenses and similar charges accrued in 2017, 2018 and 2019 is as follows:

	2017	2018	2019

Deposits from credit institutions	7,564	7,420	9,041
Customer deposits	24,560	31,913	35,036
Marketable debt securities	3,696	4,244	5,398
Subordinated liabilities	1,600	1,610	1,597
Hedging financial derivatives	129	108	222
Other interest expenses	4,609	6,294	6,780
	42,158	51,589	58,074

36. Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2017	2018	2019

Equity instruments classified as:
Financial assets held for trading	5	—	—
Of which:
NAFTRAC (Exchange-traded fund or ETF)	2	—	—
América Móvil, S.A.B, de C.V.	1	—	—
Wal-Mart de México, S.A.B. de C.V.	1	—	—
Others	1	—	—

Financial assets at fair value through profit or loss	—	33	44
Of which:
NAFTRAC (Exchange-traded fund or ETF)	—	18	36
Grupo Cementos de Chihuahua, S.A.B. de C.V.	—	11	7
América Móvil, S.A.B, de C.V.	—	1	—
Grupo México, S.A.B. de C.V.	—	1	—
Wal-Mart de México, S.A.B. de C.V.	—	1	1
Others	—	1	—

Available-for-sale financial assets	145	—	—
Of which:
Controladora Prosa, S.A. de C.V.	62	—	—
Trans Unión de México, S.A.	83	—	—

Financial assets at fair value through other comprehensive income	—	177	191
Of which:
Controladora Prosa, S.A. de C.V.	—	50	54
Trans Unión de México, S.A.	—	88	93
Bolsa Mexicana de Valores, S.A.B. de C.V.	—	21	25
Dun & Bradstreet de México, S.A. de C.V.	—	17	18
Others	—	1	1
	150	210	235

37. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2017	2018	2019

Collection and payment services:
Service charges on deposit accounts	1,046	1,217	1,438
Credit and debit cards	6,268	7,398	8,757
Checks and others	252	240	243
	7,566	8,855	10,438
Marketing of nonbanking financial products:
Investment funds management	1,457	1,569	1,568
Capital markets and securities activities	513	738	558
Collection and payment services	2,568	2,832	2,923
Insurance	4,341	4,575	5,038
Financial advisory services	1,341	1,212	1,207
	10,220	10,926	11,294
Securities services:
Administration and custody	524	368	347
	524	368	347
Other:
Foreign currency transactions	1,111	1,255	1,287
Other fees and commissions	895	892	952
	2,006	2,147	2,239
	20,316	22,296	24,318

38. Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2017	2018	2019

Credit and debit cards	3,250	3,680	4,095
Checks and others	25	26	31
Collections and transactional services	226	287	312
Fund management	2	1	1
Capital markets and securities activities	199	189	238
Financial advisory services	6	13	6
Correspondent services	465	614	723
Other fees and commissions	1,330	1,764	2,488
	5,503	6,574	7,894

39. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2017	2018	2019

Financial instruments held for trading	3,223	—	—
Of which:
Debt instruments	494	—	—
Equity instruments	29	—	—
Derivatives	2,736	—	—
Others	(36)	—	—
Financial instruments at fair value through profit or loss	—	1,687	2,709
Of which:
Debt instruments	—	166	260
Equity instruments	—	35	71
Derivatives	—	1,482	2,459
Others	—	4	(81)
Recognized profit from sale of available-for-sale financial instruments	9	(69)	85
Hedging derivatives	226	(134)	60
Of which:
Fair value hedge - hedged items (Note 12)	341	(606)	731
Fair value hedge - hedging derivative instruments (Note 12)	(117)	474	(667)
Cash flow hedge inefficiency (Note 12)	2	(2)	(4)
	3,458	1,484	2,854

40. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

41. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2017	2018	2019

Other operating income:
Other operating income	669	748	1,553
	669	748	1,553
Other operating expenses:
IPAB fund contribution	(2,894)	(3,134)	(3,353)
Other operating expenses	(720)	(1,259)	(1,792)
	(3,614)	(4,393)	(5,145)

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

42. Personnel expenses

a)   Breakdown

The breakdown of Personnel expenses is as follows:

	2017	2018	2019

Wages and salaries	6,300	7,274	7,740
Social security costs	1,105	1,283	1,443
Service expense related to defined contribution pension plan (Note 24)	330	373	410
Service expense related to defined benefit pension plan (Note 24)	146	157	147
Share-based payments	283	161	226
Bonus and benefits granted to employees	3,295	3,691	4,017
Other staff costs	1,289	1,415	1,445
	12,748	14,354	15,428

b)   Corporate performance shares plan 2014

During the Shareholders’ Meeting of Banco Santander (Spain) on March 28, 2014, a share-based payment plan was approved that is applicable only to a certain group of executive officers (known as the “Identified Staff”).

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

The total number of shares granted to each beneficiary was established in early 2015 which depended on Banco Santander (Spain)’s performance (Total Shareholders Return or TSR) during 2014 against a peer group of financial institutions.

A percentage of one-third of the total number of vested shares would be paid at the end of each year (June 2016, June 2017 and June 2018) based on Banco Santander (Spain)’s cumulative performance (TSR) (2014 and 2015 for the first tranche; 2014 to 2016 for the second tranche and 2014 to 2017 for the third tranche) against that of a peer group of financial institutions.

Since the conditions of this share-based variable compensation plan were not achieved, the Bank derecognized the original liability as part of the Corporate Restructuring mentioned in Note 3.5. The fair value of the Corporate performance shares plan 2014 amounted to 36 million pesos as of December 31, 2017.

During 2017, the Bank recognized 16 million pesos in the consolidated income statement with respect to this plan.

c)   Long-term incentive plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable to the Identified Staff. This plan provided a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain).

As a result of the Corporate Restructuring mentioned in Note 3.5, the Long term incentive plan 2015 of the Bank will be settled through its own equity instruments starting January 1, 2018. Accordingly the Long term incentive plan 2015 changed from a cash-settled transaction to an equity-settled transaction. The initial fair value of the Long-term incentive plan 2015 amounted to 86 million pesos.

As of December 31, 2019, the fair value of the Long-term incentive plan 2015 is 5 million pesos.

During 2017, 2018 and 2019, the Bank recognized 27 million pesos, 16 million pesos and 5 million pesos, respectively, in the consolidated income statement with respect to this plan.

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

In 2017, 2018 and 2019, the Bank recognized the bonus of the Identified Staff in the consolidated income statement for an amount of 325 million pesos, 184 million pesos and 226 million pesos, respectively.

The bonus of the Identified Staff for financial years 2017, 2018 and 2019 are paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries	Immediate Payment
(millions of Euros)	Percentage	Deferred Percentage	Deferred period

Members of the Identified Staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Members of the Identified Staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2017, 2018 and 2019 of the Identified Staff are paid as follows:

·

Each beneficiary will receive in 2017, 2018 and 2019, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of income tax (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).
·

Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.

·

After deduction of any income taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares of the Bank.

·	The beneficiaries receiving shares of the Bank may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

Up to December 31, 2016, the beneficiaries were be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. In accordance to an internal policy of Banco Santander (Spain), since 2017 the deferred amount portion to be payable in thirds or fifths excludes the payment of dividends and interests.

In 2017, 2018 and 2019, the accrual of deferred remuneration is conditioned, in addition to the permanence of the beneficiary in the Bank, to no assumptions in which there is a poor performance of the Bank as a whole or of a specific division or area of the Bank or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the Bank, or by a business unit or risk control unit; (ii) the increase suffered by the Bank or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the personnel responsible for those. Also, the breach of internal codes of conduct of the Bank; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of persons or bodies that made those decisions.

If the abovementioned requirements are met on each delivery date, the bonus beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

43.  Other general administrative expenses

a)   Breakdown

The breakdown of Other general administrative expenses is as follows:

	2017	2018	2019

Maintenance, conservation and repair	1,227	646	738
Information technology and systems	2,790	4,820	3,851
Stationery and supplies	215	227	150
Advertising and communications	968	890	965
Rents	1,963	1,120	653
Administrative services	936	503	1,737
Taxes other than income tax	1,454	1,820	2,037
Surveillance and cash courier services	894	979	1,248
Insurance premiums	78	75	95
Travel costs	293	364	325
Other administrative expenses	1,871	2,851	2,031
	12,689	14,295	13,830

b)   Other information

The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors are as follows:

	2017	2018	2019

Audit fees and audit-related fees (*)	72	88	103
Tax fees	1	1	—
	73	89	103

(*)The audit-related fees amounted to 14 million pesos in 2017, 7 million pesos in 2018 and 26 million pesos in 2019.

44. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2017	2018	2019

Gains:
On disposal of tangible assets	6	7	16

	6	7	16

45. Other disclosures

a)   Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2018, is as follows:

	12/31/2018
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	25,080	2,136	—	—	—	—	28,094	55,310
Financial assets at fair value through profit or loss
Debt instruments		17,102	3,200	27,649	26,266	18,605	17,400	110,222
Equity instruments	2,349	—	—	—	—	—	—	2,349
Trading derivatives	466	599	6,268	9,782	25,090	36,633	76,115	154,953
Other financial assets at fair value through profit or loss
Loans and advances to credit institutions - Reverse repurchase agreements	—	98,332	—	—	—	—	—	98,332
Loans and advances to customers - Reverse repurchase agreements	—	9,093	—	—	—	—	—	9,093
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	7	13	58	155	155	383	771
Debt instruments	—	48,280	1,961	3,304	60,140	10,716	30,082	154,483
Equity instruments	—	—	—	—	—	—	535	535
Financial assets at amortized cost
Loans and advances to credit institutions	—	47,034	—	—	—	—	—	47,034
Loans and advances to customers	9,257	42,431	68,276	139,392	180,792	88,697	137,927	666,772
Debt instruments	—	—	—	41,426	—	1,485	9,508	52,419
Hedging derivatives	—	2,332	—	186	2,046	4,677	44	9,285
	37,152	267,346	79,718	221,797	294,489	160,968	300,088	1,361,558
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	220	1,978	4,796	13,137	24,660	35,900	73,036	153,727
Short positions	—	28,919	—	—	—	—	—	28,919
Other financial liabilities at fair value through profit or loss
Deposits from the Central Bank	—	30,995	—	—	—	—	—	30,995
Deposits from credit institutions	—	13,801	—	—	—	—	—	13,801
Customer deposits	—	128,719	—	—	—	—	—	128,719
Marketable debt securities	—	3,191	182	1,063	314	—	—	4,750
Financial liabilities at amortized cost
Deposits from credit institutions	17,644	46,869	5,776	6,347	11,219	4,488	2,506	94,849
Customer deposits	443,660	115,779	33,999	44,727	3,685	3,565	674	646,089
Marketable debt securities	—	30,249	7,375	21,437	12,200	23,936	3,115	98,312
Subordinated liabilities		413					36,815	37,228
Other financial liabilities	12	7,376	3,638	1,944	834	2	—	13,806
Hedging derivatives	—	39	39	416	1,460	2,350	4,089	8,393
	461,536	408,328	55,805	89,071	54,372	70,241	120,235	1,259,588
Difference (assets less liabilities)	(424,384)	(140,982)	23,913	132,726	240,117	90,727	179,853	101,970

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2019, is as follows:

	12/31/2019
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	25,793	11,320	—	—	—	—	28,094	65,207
Financial assets at fair value through profit or loss
Debt instruments	—	6,917	18,473	40,045	26,379	15,864	2,935	110,613
Equity instruments	5,767	—	—	—	—	—	—	5,767
Trading derivatives	394	3,552	3,220	10,682	28,308	34,350	71,241	151,747
Other financial assets at fair value through profit or loss
Loans and advances to credit institutions - Reverse repurchase agreements	—	54,138	—	—	—	—	—	54,138
Loans and advances to customers - Reverse repurchase agreements	—	25,789	—	—	—	—	—	25,789
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	71	71	713	571	1,449	—	2,875
Debt instruments	—	31,817	—	4,713	59,836	54,636	82,461	233,463
Equity instruments	—	—	—	—	—	—	642	642
Financial assets at amortized cost
Loans and advances to credit institutions	—	36,895	—	—	—	—	—	36,895
Loans and advances to customers	8,930	72,144	67,861	127,842	196,079	81,576	145,239	699,671
Debt instruments	—	—	—	—	1,607	—	9,650	11,257
Hedging derivatives	—	1,906	192	304	5,658	758	438	9,256
	40,884	244,549	89,817	184,299	318,438	188,633	340,700	1,407,320
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	395	3,183	3,457	11,185	25,521	36,303	64,437	144,481
Short positions	—	8,280	47	—	—	—	792	9,119
Other financial liabilities at fair value through profit or loss
Deposits from the Central Bank	—	111,574	—	—	—	—	—	111,574
Deposits from credit institutions	—	29,689	—	—	—	—	—	29,689
Customer deposits	—	128,634	582	—	—	—	—	129,216
Marketable debt securities	—	—	263	2,119	864	—	—	3,246
Financial liabilities at amortized cost
Deposits from credit institutions	28,338	22,934	8,580	1,134	10,374	57	1,552	72,969
Customer deposits	424,563	106,523	36,512	54,805	3,858	3,032	762	630,055
Marketable debt securities	—	19,412	13,464	36,430	31,755	—	10,150	111,211
Subordinated liabilities	—	—	365	—	—	—	33,902	34,267
Other financial liabilities	49	9,722	1,079	4,765	149	—	—	15,764
Hedging derivatives	—	1	8	897	488	1,885	4,244	7,523
	453,345	439,952	64,357	111,335	73,009	41,277	115,839	1,299,114
Difference (assets less liabilities)	(412,461)	(195,403)	25,460	72,964	245,429	147,356	224,861	108,206

b)   Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2018, is as follows:

	12/31/2018
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	17,644	47,340	6,320	8,176	13,969	5,545	4,966	103,960
Customer deposits	443,660	116,799	35,325	48,013	4,858	4,205	1,081	653,941
Marketable debt securities	—	30,795	8,512	25,493	17,446	27,551	4,156	113,953
Subordinated liabilities	—	616	407	1,831	4,882	4,882	50,625	63,243
Other financial liabilities	12	7,376	3,638	1,944	834	2	—	13,806
	461,316	202,926	54,202	85,457	41,989	42,185	60,828	948,903

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2019, is as follows:

	12/31/2019
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	28,338	23,211	8,991	2,142	12,218	305	3,106	78,311
Customer deposits	424,563	107,681	38,195	59,092	5,015	3,616	1,233	639,395
Marketable debt securities	—	20,071	15,096	42,001	37,716	1,444	13,759	130,087
Subordinated liabilities	—	188	376	1,694	4,514	4,514	46,646	57,932
Other financial liabilities	49	9,722	1,079	4,765	149	—	—	15,764
	452,950	160,873	63,737	109,694	59,612	9,879	64,744	921,489

c)   Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2018		12/31/2019
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	3,637	—	4,254	—
Debt instruments (Note 8)	89,872	—	112,201	—
Loans and advances to credit institutions (Note 7)	44,957	—	17,765	—
Loans and advances to customers	70,957	—	68,653	—
Other assets	628	—	2,701	—
Marketable debt securities (Note 21)	—	26,987	—	25,224
Subordinated liabilities	—	37,268	—	34,300
Derivatives	—	27,924	—	50,335
Deposits from credit institutions (Note 19)	—	13,806	—	18,628
Customer deposits (Note 20)	—	110,273	—	81,637
Other financial liabilities	—	2,752	—	1,306
Other liabilities	—	1,501	—	1,942

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

As of December 31, 2018:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 6)	30,230	—	—	30,230	30,230
Loans and advances to credit institutions (Note 7)	—	28,839	18,163	47,002	47,034
Loans and advances to customers (Note 11)	—	6,339	635,342	641,681	666,772
Debt instruments (unlisted) (Note 8)	40,063	11,030	—	51,093	52,419

As of December 31, 2019:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Balances with the Central Bank (Note 6)	39,417	—	—	39,417	39,414
Loans and advances to credit institutions (Note 7)	—	21,616	15,146	36,762	36,895
Loans and advances to customers (Note 11)	—	2,892	727,334	730,226	699,671
Debt instruments (unlisted) (Note 8)	—	11,257	—	11,257	11,257

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

As of December 31, 2018:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	—	89,298	3,999	93,297	94,849
Customer deposits (Note 20)	—	647,451	—	647,451	646,089
Marketable debt securities (Note 21)	98,053	—	—	98,053	98,312
Subordinated liabilities (Note 22)	37,609	—	—	37,609	37,228
Other financial liabilities (Note 23)	13,804	—	—	13,804	13,806

As of December 31, 2019:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	—	65,382	7,272	72,654	72,969
Customer deposits (Note 20)	—	629,684	—	629,684	630,055
Marketable debt securities (Note 21)	111,342	—	—	111,342	111,211
Subordinated liabilities (Note 22)	36,555	—	—	36,555	34,267
Other financial liabilities (Note 23)	15,760	—	—	15,760	15,764

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-Balances with the Central Bank: Their fair value has been estimated to be equal to their amortized cost given because they are mainly composed by the compulsory deposits required by the Central Bank.

-Loans and advances at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-Loans and advances at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the loan portfolio for the allowance of future flows and current loan portfolio conditions (net commissions, operating expenses, medium-term, etc.).

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

e)   Significant restrictions

See Note 49.b for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2019.

f)   Restriction on accumulated reserves distribution

As of December 31, 2018 and 2019, the Bank did not have any restriction on accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (11,080 million pesos in legal reserve that include 8,086 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2018 and 12,971 million pesos in legal reserve that include 9,616 million pesos in legal reserve of the Bank on an individual basis as of December 31, 2019), the remeasurement of defined benefit obligation and the recognition of equity-settled share-based payments. In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

46. Operating segments

The Bank has three operating segments, as described below:

-     Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SMEs such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.

-     Corporate and Investment Banking: this segment reflects the Global Corporate and Investment Banking business in Mexico, including all the managed treasury departments and the equities business. The global corporate and investment banking activities include products and services for our corporate customers, such as investment banking and project finance.

-     Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2017, 2018 and 2019.

The 2017 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2017	Banking	Banking	Activities	Total

Net interest income	47,969	5,295	2,580	55,844
Dividend income	—	5	145	150
Net fee and commission income	13,047	1,758	8	14,813
Gains/(losses) on financial assets and liabilities and exchange differences (net)	786	2,532	146	3,464
Other operating income/(expenses)	(2,136)	(505)	(304)	(2,945)
Total income	59,666	9,085	2,575	71,326
Administrative expenses	(22,377)	(2,759)	(301)	(25,437)
Depreciation and amortization	(2,317)	(204)	(12)	(2,533)
Impairment losses on financial assets (net)	(17,763)	(1,057)	—	(18,820)
Provisions (net)	(98)	20	(359)	(437)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	6	6
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	69	69
Operating profit before tax	17,111	5,085	1,978	24,174
Income tax				(5,496)
Profit for the year				18,678
Profit attributable to the Parent				18,678
Profit attributable to non-controlling interest				—
Total assets	551,250	531,295	246,646	1,329,191
Total liabilities	521,787	521,284	170,710	1,213,781

The 2018 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2018	Banking	Banking	Activities	Total

Net interest income	54,005	6,121	1,871	61,997
Dividend income	—	34	176	210
Net fee and commission income	14,181	1,700	(159)	15,722
Gains/(losses) on financial assets and liabilities and exchange differences (net)	1,086	689	(291)	1,484
Other operating income/(expenses)	(2,561)	(672)	(412)	(3,645)
Total income	66,711	7,872	1,185	75,768
Administrative expenses	(24,574)	(3,530)	(545)	(28,649)
Depreciation and amortization	(2,769)	(200)	(4)	(2,973)
Impairment losses on financial assets not at fair value through profit or loss (net)	(17,813)	(997)	—	(18,810)
Impairment losses on other assets (net)	—	—	(5)	(5)
Provisions (net)	178	10	(750)	(562)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	7	7
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	38	38
Operating profit before tax	21,733	3,155	(74)	24,814
Income tax				(5,458)
Profit for the year				19,356
Profit attributable to the Parent				19,353
Profit attributable to non-controlling interest				3
Total assets	599,270	547,006	262,448	1,408,724
Total liabilities	567,829	486,372	231,236	1,285,437

The 2019 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2019	Banking	Banking	Activities	Total

Net interest income	59,008	6,638	510	66,156
Dividend income	—	44	191	235
Net fee and commission income	15,014	1,596	(186)	16,424
Gains/(losses) on financial assets and liabilities and exchange differences (net)	1,155	1,417	282	2,854
Other operating income/(expenses)	(2,389)	(690)	(513)	(3,592)
Total income	72,788	9,005	284	82,077
Administrative expenses	(25,064)	(3,604)	(590)	(29,258)
Depreciation and amortization	(4,827)	(381)	(14)	(5,222)
Impairment losses on financial assets not at fair value through profit or loss (net)	(18,986)	(234)	—	(19,220)
Impairment losses on other assets (net)	(370)	—	—	(370)
Provisions (net)	(165)	(1)	(609)	(775)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	16	16
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	42	42
Operating profit before tax	23,376	4,785	(871)	27,290
Income tax				(6,909)
Profit for the year				20,381
Profit attributable to the Parent				20,381
Profit attributable to non-controlling interest				—
Total assets	628,380	529,901	309,267	1,467,548
Total liabilities	618,477	509,204	205,069	1,332,750

47. Related-party transactions

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

The information related to directors, executive officers and other key management personnel is detailed in Note 5.

	12/31/2018		12/31/2019
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	69,178	—	60,737	—
Banco Santander (Chile)	—	—	—	138
Other	—	9	—	—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	13,127	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	2,178	—	1,915
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,472	—	11,334	—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	1,296	—	2,204
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	1,745	—	1,687
Key management personnel	—	2,430	—	2,992
Other intangible assets -
Of which -
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	3,403	—	4,120
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	864	—	809
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	78
Santander Brasil Tecnologia, S.A (formerly Isban Brasil, S.A.)	—	11	—	11
Other assets -
Of which -
Santander Digital Assets, SL	—	—	—	53
Zurich Santander Seguros México, S.A.	—	1,108	—	1,278
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	153	—	163
Other	—	63	—	65

	12/31/2018		12/31/2019
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	37,082	—	51,998	—
Banco Santander International	—	3	—	—
Other	—	2	—	—
Other financial liabilities at fair value through profit or loss -
Customer deposits - Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	9,270	—	5,010
Other	—	17	—	18
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	34,525	—	10,598	—
Banco Santander (Brazil)	—	—	—	213
Other	—	87	—	84
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	28,109	—	26,987	—
Customer deposits -
Of which-
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	153	—	73
Grupo Financiero Santander México, S.A. de C.V.	—	—	—	18
Santander Global Facilities, S.A. de C.V.	—	335	—	411
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	49	—	35
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	377	—	445
Santander Capital Structuring, S.A. de C.V.	—	379	—	217
Other(*)	—	1,350	—	1,057
Marketable debt securities -
Of which -
Banco Santander, S.A. (Spain)	969	—	930	—
Other	—	11	—	29
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	686	—	656	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	37	—	90
Santander Global Facilities, S.A. de C.V.	—	408	—	493
Other	—	56	—	61
Other liabilities -
Of which -
Banco S3 México, S.A., Institución de Banca Múltiple	—	43	—	58
Santander Back-offices Globales Mayorista, S.A.	—	—	—	16
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	128	—	972
Other	—	4	—	11

(*)As of December 31, 2018 and 2019, includes 1,112 million pesos and 940 million pesos, respectively, related to key management personnel transactions.

	2017		2018		2019
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	—	—	144	—	22	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	86	—	107	—	112
Casa de Bolsa Santander, S.A. de C.V.	—	95	—	127	—	91
Santander Capital Structuring, S.A. de C.V.	—	—	—	120	—	164
Other	—	93	—	1	—	1
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	1,440	—	1,765	—	1,536	—
Casa de Bolsa Santander, S.A. de C.V.	—	1,449	—	1,824	—	669
Grupo Financiero Santander México, S.A. de C.V.	—	16	—	—	—	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	12	—	44	—	37
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	7	—	7	—	—
Santander Global Facilities, S.A. de C.V.	—	28	—	32	—	38
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	28	—	—	—	—
Other	—	35	—	45	—	39
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	7	—	6	—	12	—
Santander Investment Securities Inc.	—	10	—	6	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	—	—	292	—	115
Zurich Santander Seguros México, S.A.	—	4,219	—	4,645	—	4,986
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,585	—	1,564	—	1,567
Other	—	9	—	—	—	39
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	15	—	2	—	2	—
Santander Global Facilities, S.A. de C.V.	—	15	—	—	—	161
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	—	—	60	—	105
Casa de Bolsa Santander, S.A. de C.V.	—	—	—	—	—	31
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	66	—	16	—	14
Other	—	—	—	8	—	—
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(4,346)	—	2,145	—	(19,135)	—
Banco Santander (Chile)	—	—	—	—	—	134
Abbey National Treasury Services plc.	—	(739)	—	56	—	—
Other	—	19	—	19	—	12
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	—	46	—	44	—	37
Santander Digital Assets, S.L.	—	—	—	—	—	62
Casa de Bolsa Santander, S.A. de C.V.	—	28	—	113	—	53
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	—	—	62	—	69
Other	—	10	—	29	—	44

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)	66	—	335	—	398	—

	2017		2018		2019
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	1,601	—	1,804	—	2,147
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	188	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	366	—	517	—	368
Ingeniería de Software Bancario, S.L.	—	165	—	—	—	—
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	53	—	54	—	59
Santander Back-offices Globales Mayorista, S.A.	—	61	—	47	—	49
Universia México, S.A. de C.V.	—	—	—	—	—	22
Casa de Bolsa Santander, S.A. de C.V.	—	—	—	88	—	—
Geoban, S.A.	—	77	—	75	—	60
Aquanima México, S. de R.L. de C.V.	—	45	—	53	—	71
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	119	—	7	—	—
Other	—	34	—	34	—	30

See Note 3 for significant transactions with related parties.

48. Risk management

a)  Cornerstones of the risk function

The risk management and control model is based on the principles set down below:

·	Advanced risk management policy, with a forward-looking approach that allows the Bank to maintain a medium-low risk profile, through a risk appetite defined by the Board of Directors.
·	Risk culture that applies to all employees throughout the Bank.
·	Clearly defined three lines of defense that enable the Bank to identify, manage, control, monitor and challenge all risks.
·	Autonomous model with robust governance based on a clear structure that separates the risk management and the risk control functions.
·	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels
·	Risks are managed by the business units that generate them.

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

·

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Bank has either directly provided credit or for which it has assumed a contractual obligation.

·	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.
o	Trading risk
o	Structural risk
·	Liquidity risk: risk of the Bank does not have the liquid financial assets necessary to meet its obligations at maturity, or can only obtain them at high cost.
·	Capital risks: risk of the Bank not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

In addition, the Bank considers the following risks:

·	Operational risk: is defined as the risk of loss due to the inadequacy or failure of internal processes, people and systems or due to external events. This definition includes legal risk.
·	Compliance and conduct risk: is that which arises from practices, processes or behaviors that are not adequate or that do not comply with internal regulations, legality or supervisory requirements.
·

Reputational risk: is defined as the risk of a current or potential negative economic impact due to a reduction in the perception of the Bank by employees, customers, shareholders/investors and society in general.

·	Model risk: is the risk of loss arising from inaccurate predictions, that may lead the Bank to make sub-optimal decisions, or from the inappropriate use of a model.
·

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

·

The first line of defense is all business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

·

The second line of defense is risk control and compliance and conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defense.

·

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

This committee is chaired by the CEO and it is composed with nominated executive officers and other Bank’s senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The CRO has a veto right on the committee’s decisions.

3.   Management processes and tools

3.1  Risk appetite and structure of limits

The Bank defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing the business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the Board of Directors for the Bank. Every main business unit sets its own risk appetite according to the adaptation of the Bank’s methodology and its own circumstances. The Board of Directors is responsible for approving the respective risk appetite proposals.

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

Risk appetite principles

The following principles govern the Bank’s risk appetite:

·	Responsibility of the Board of Directors and of senior management.
·

Holistic risk view (Enterprise Wide Risk), risk profile back-testing and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

·	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.
·

Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, business unit or business line, as well as through the key risk appetite processes.

·	Coherence across the various business units and a common risk language throughout the Bank. The risk appetite of each business unit of the Bank must be coherent with that across the Bank.
·

Periodic review, back-testing and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

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

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and, segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that the Bank wants to adopt or maintain in the deployment of its business model, described as follows:

·	The volatility in the consolidated income statement that the Bank is willing to accept.
·	The solvency position that the Bank wants to maintain.
·	The minimum liquidity position that the Bank wants to have.
·	The maximum levels of concentration that the Bank considers reasonable to admit.
·	Non-financial transversal risks.

3.2  Risk identification and assessment (RIA)

The Bank carries out the identification and assessment of the different risks it is exposed to, involving the different lines of defense, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce the risk culture.

The RIA exercise analyses the evolution of risks and identifies areas of improvement:

·	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.
·	Control environment assessment, measuring the degree of implementation of the target operating model, as part of the advanced risk management of the Bank.
·

Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Bank’s risk profile as of December 31, 2019 remains as solid medium-low.

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

·

Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Bank and external from the market), and simulation models.

·	Inclusion of expert judgment and portfolio manager’s know-how.
·	Challenge and back-testing of model results to ensure they are adequate.
·	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

Scenario analysis forms an integral part of several key processes of the Bank:

·	Regulatory uses: stress test scenarios using the guidelines set by the various regulators that supervise the Bank.
·

Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Bank's capital and liquidity.

·

Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Bank does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels.

·	Recurrent risk management in different processes/exercises:
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

-

Recovery plan performed annually to establish the available tools the Bank will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, which include idiosyncratic and/or systemic events.

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

The risk reporting taxonomy, contains three types of reports received by the Management on a monthly basis: the Bank’s risk report, the risk reports of each business unit and the reports of each of the risk factors identified in the Bank’s risk map.

b)   Credit risk

1.   Credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Bank has either directly provided credit or for which it has assumed a contractual obligation.

There are different limit models depending on the segment:

·

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

·

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

·

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

Counterparty credit risk is the risk that the client in an transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: financial derivative instruments, transactions with repurchase agreement, stock lending, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of financial derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Monte Carlo simulation for some products. The Capital at Risk or unexpected loss is also calculated, i.e., the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

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

The concentration risk is subject to CNBV regulations on “Large Exposures” as follows:

a)

As of December 31, 2018 and 2019, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 10% of the Bank’s Basic Capital (of the month immediately preceding the reporting date).

b)

As of December 31, 2018, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 33,160 million pesos and represent 35.30% of the Bank’s Basic Capital.

c)

As of December 31, 2019, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 40,935 million pesos and represent 40.84% of the Bank’s Basic Capital.

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

Scenario analysis is applied to all of the Bank's significant portfolios, usually over a three-year horizon. The process involves the following main stages:

·	Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios).
·

Determination of risk parameters value (PD, LGD, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

·

Adaptation of the projection methodology to IFRS 9, with an impact on the estimation of the expected loss in each of the IFRS 9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, allowance for impairment losses, provisions for off-balance sheet risk, etc.).

·	Analysis and rationale for the credit risk profile evolution at portfolio, segment, business unit and Bank levels in different scenarios and compared to previous years.

·	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.
·	Likewise, the process is completed with a set of controls and back-testing that ensure the adequacy of metrics and calculations.

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

The decision models applied are based on credit rating drivers which are monitored and controlled in order to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

·

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgment. Used for the Corporate and Investment Banking, commercial banking  institutions and SMEs (treated on an individual basis) segments.

·	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision making.

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

·

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

·

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

·

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

The Bank applies several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. financial derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

·	Personal guarantees

·	Guarantees from credit derivatives
·	Real guarantees

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

Monitoring is carried out by the Risk team, supplemented by the Internal Audit function. It is based on customer segmentation:

·

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

·

In the commercial banking, institutions and SMEs with an analyst assigned, the function consists of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analyzing indicators.

·

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

Forbearances are never used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default

Further, the Bank defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognized, bearing in mind that they must remain classified as non-performing or in watchlist for a prudential period of time to attain reasonable certainty that repayment capacity can be recovered.

Certain information regarding renegotiated loans is included in Note 11.f.

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

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Bank operates and balance sheet liquidity risk:

·

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and financial derivatives, among others.

·

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects instruments such as loans, debt securities and financial derivatives, where the return is linked to inflation or to a change in the actual rate.

·

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. The exposure affected by this risk are the Bank’s foreign currency transactions.

·

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and financial derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

·

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

·	Commodities price risk is the risk derived from the effect of potential changes in commodities prices.
·

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

2.  Trading market risk management

The Bank's trading risk profile remained moderately low in 2019, in line with previous years, due to the fact that the Bank’s activity has traditionally focused on providing services to its customers, with no exposure to complex structured assets, as well as the diversification and risk factors.

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

The average daily Total VaR of the Bank’s market trading operations in 2019 stood at 66 million pesos, lower than that for 2018 at 122 million pesos. In 2019, the changes in VaR were due mainly to changes in the interest rate risk factor and foreign exchange risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2019. At the end of December 2019, VaR stood at 74 million pesos.

Average daily Total VaR decreased by 56 million pesos with respect to 2018. This decrement was concentrated in interest rate VaR, where the average daily decreased from 110 million pesos to 43 million pesos. The average daily equity VaR and exchange rate VaR decreased from 6 million pesos to 3 million pesos and decreased from 48 million pesos to 41 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2019 remained at levels below the limit of 301 million pesos. During the first semester of 2019, the average daily total VaR was 57 million pesos and during the second semester of 2019, the average daily Total VaR was 75 million pesos. VaR stayed in levels between 42 million pesos and 101 million pesos in the second semester, as a result of interest rates decrease expectation and volatility in the movements at foreign exchange risk factor.

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

The most important test consists of back-testing exercises analyzed in all cases with the same methodology. Back-testing consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the actual obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

The Bank calculates and evaluates three types of back-testing:

·

“Clean” back-testing: the daily VaR is compared with the results obtained without taking into account intraday results or changes in the portfolio’s positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

·	Back-testing on complete results: daily VaR is compared with the day’s net results, including the results of intraday transactions and those generated by fees and commissions.

·

Back-testing on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from of intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by the Bank’s treasury.

In 2017, there were no exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2017, there were no Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE).

In 2018, there were two exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2018, there were one VaE break (i.e., days when the daily gain exceeded VaE).

In 2019, there were one exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2019, there were one VaE break (i.e., days when the daily gain exceeded VaE).

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

3.   Structural balance sheet risks

3.1  Main aggregates and variations

The market risk profile inherent in the Bank’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2019, in line with previous years.

Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Corporate and Investment Banking, distinguishing between fixed income (considering both interest rates and credit spreads on Asset and Liability Committees (ALCO) portfolios), exchange rates and equities.

Structural VaR is not significant according to the assets amounts or capital of the Bank.

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2017 under 900 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2017, the risk consumption measured in terms of 100 basis points sensitivity of the market value of equity (MVE) stood under 3,000 million pesos.

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

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months		6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	80,851	41,236	—	11		11	41	10	—	39,543
Loans	697,027	357,785	62,290	27,359		28,877	99,802	45,376	75,518	20
Trade Finance	—	—	—	—		—	—	—	—	—
Intragroup	(72)	—	—	—		—	—	—	—	(72)
Securities	346,672	23,391	16,893	39,293		1,845	63,697	14,855	31,081	155,618
Permanent	472	—	—	—		—	—	—	—	472
Other Assets	185,908	—	—	—		—	—	—	—	185,908
Total Balance Sheet Assets	1,310,858	422,412	79,183	66,663		30,733	163,540	60,241	106,599	381,489
Money Market	(113,294)	(20,523)	(791)	—		—	—	—	—	(91,981)
Deposits	(597,248)	(567,359)	(15,954)	(9,378)		(4,535)	(22)	—	—	—
Trade Finance	—	—	—	—		—	—	—	—	—
Intragroup	—	—	—	—		—	—	—	—	—
Long-Term Funding	(184,681)	(62,590)	(6,173)	(5,922)		(6,396)	(36,660)	(35,173)	(2,869)	(28,898)
Equity	(116,134)	—	—	—		—	—	—	—	(116,134)
Other Liabilities	(198,480)	—	—	—		—	—	—	—	(198,480)
Total Balance Sheet Liabilities	(1,209,837)	(650,472)	(22,918)	(15,300)		(10,931)	(36,682)	(35,173)	(2,869)	(435,493)
Total Balance Sheet Gap	101,021	(228,060)	56,265	51,363	—	19,802	126,858	25,068	103,730	(54,004)
Total Off-Balance Sheet Gap	(561)	31,675	2,142	(2,719)		(606)	(35)	(6,798)	(24,220)	—
Total Structural Gap		(196,385)	58,407	48,644		19,196	126,823	18,270	79,510	(54,004)
Accumulated Gap		(196,385)	(137,978)	(89,334)		(70,138)	56,685	74,955	154,465	100,461

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

The interest rate risk in the balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points in the yield curve, remained stable throughout 2019 under 1,000 million pesos, mainly due to the short-term repricing of the credit portfolio. At the end of December 2019, the risk consumption measured in terms of 100 basis points sensitivity of the MVE stood under 3,700 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2019. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	84,372	33,396	4,299	1,714	393	29	—	—	44,540
Loans	828,076	415,078	48,155	29,078	54,722	125,650	60,560	95,727	(895)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,391	—	—	—	—	—	—	—	2,391
Securities	399,818	43,227	10,226	4,405	7,133	69,280	62,236	88,523	114,790
Permanent	16,890	—	—	—	—	—	—	—	16,890
Other Assets	2,465,434	—	—	—	—	—	—	—	2,465,434
Total Balance Sheet Assets	3,796,981	491,701	62,680	35,197	62,248	194,959	122,796	184,250	2,643,150
Money Market	(211,629)	(105,227)	(591)	—	—	—	—	—	(105,810)
Deposits	(631,480)	(238,192)	(25,728)	(14,968)	(89,071)	(145,780)	—	(117,741)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,463)	(79,157)	(10,176)	(9,497)	(11,461)	(37,462)	(27,899)	(9,177)	(22,633)
Equity	(138,381)	—	—	—	—	—	—	—	(138,381)
Other Liabilities	(2,458,248)	—	—	—	—	—	—	—	(2,458,248)
Total Balance Sheet Liabilities	(3,647,201)	(422,576)	(36,495)	(24,465)	(100,532)	(183,242)	(27,899)	(126,918)	(2,725,072)
Total Balance Sheet Gap	149,780	69,125	26,185	10,732	(38,284)	11,717	94,897	57,332	(81,922)
Total Off-Balance Sheet Gap	(27,704)	93,301	1,883	(85)	(3,869)	(20,620)	(14,927)	(83,290)	(99)
Total Structural Gap		162,426	28,068	10,647	(42,153)	(8,903)	79,970	(25,958)	(82,021)
Accumulated Gap	—	162,426	190,494	201,141	158,988	150,085	230,055	204,097	122,076

Structural foreign currency risk

Structural exchange-rate risk arises from Bank transactions in foreign currencies. The Bank´s objective is to maintain the structural exchange-rate risk completely hedged with a limit of USD 15 million that represents 0.02% of the total assets as of December 31, 2019.

Structural equity risk

As of December 31, 2019, the Bank does not maintain any equity positions in its banking book.

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

The Bank’s liquidity management is based on the following principles:

·	Decentralized liquidity model.
·	Medium- and long-term funding needs must be covered by medium- and long-term instruments.
·	High contribution from customer deposits due to the retail nature of the balance sheet.
·	Diversification of wholesale funding sources by instruments/investors; markets/currencies and maturities.
·	Limited recourse to short-term.
·	Availability of a sufficient liquidity reserves, including standing facilities/discount windows at the Central Bank to be used in adverse situations.
·	Compliance with the regulatory liquidity requirements, as a new factor conditioning management.

The effective application of these principles required the development of a unique management framework built upon three essential pillars:

·

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

·

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

·	Management adapted in practice to the liquidity needs of each business unit. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:
-	A solid balance sheet structure, with a diversified presence in the wholesale markets.
-	The use of liquidity buffers and limited encumbrance of assets.
-	Compliance with both regulatory metrics and other metrics included in the Bank’s risk appetite statement.

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

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	83,423	38,853	—	—	—	29	—	—	44,540
Loans	923,390	63,743	91,160	73,504	122,407	280,957	121,497	171,017	(895)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,391	—	—	—	—	—	—	—	2,391
Securities	411,339	31,965	1,856	1,861	10,709	81,502	63,620	98,939	120,887
Permanent	16,890	—	—	—	—	—	—	—	16,890
Other Assets	2,465,434	—	—	—	—	—	—	—	2,465,434
Total Balance Sheet Assets	3,902,867	134,561	93,016	75,365	133,116	362,488	185,117	269,956	2,649,247
Money Market	(210,680)	(100,790)	(718)	(684)	(2,116)	(903)	—	—	(105,470)
Deposits	(709,438)	(238,812)	(33,549)	(26,289)	(26,585)	(62,061)	(42,162)	(279,979)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(213,656)	(8,851)	(18,714)	(23,558)	(34,569)	(66,566)	(29,414)	(9,339)	(22,644)
Equity	(138,381)	—	—	—	—	—	—	—	(138,381)
Other Liabilities	(2,458,248)	—	—	—	—	—	—	—	(2,458,248)
Total Balance Sheet Liabilities	(3,730,403)	(348,453)	(52,981)	(50,531)	(63,270)	(129,530)	(71,576)	(289,318)	(2,724,743)
Total Balance Sheet Gap	172,464	(213,892)	40,035	24,834	69,846	232,958	113,541	(19,362)	(75,496)
Total Off-Balance Sheet Gap	20,905	(15,134)	398	730	1,125	10,566	5,253	6,175	11,791
Total Structural Gap		(229,026)	40,433	25,564	70,971	243,524	118,794	(13,187)	(63,705)
Accumulated Gap		(229,026)	(188,593)	(163,029)	(92,058)	151,466	270,260	257,073	193,368

Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Bank has been managing the implementation, monitoring and compliance with the liquidity and leverage requirements set by local and international financial legislation.

LCR (Liquidity Coverage Ratio)

On December 31, 2014, the CNBV and the Central Bank published, the General Provisions on Liquidity Requirements for Banking Institutions, which establish liquidity requirements that credit institutions must comply always in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

The objectives of the liquidity requirements are as follows:

·	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along 30 days.
·	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies.
·	To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions.
·	To anticipate that banking institutions in Mexico consolidate their subsidiaries, which core business, relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

During the fourth quarter of 2019, the weighted average LCR for the Bank is 159.37%, complying with the Bank´s desired risk profile and well above the regulatory minimum established.

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

d)    Capital risk

The Capital Risk function, as second line of defense, carries out the control and supervision of the capital activities developed by the first line of defense, which independently challenges mainly through the following processes:

·	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).
·

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

As of December 31, 2018 and as of December 31, 2019, the Bank met the minimum capital requirements established by current legislation.

Model roll-out

As regards credit risk, the Bank continued its plan to implement Basel’s internal ratings-based (IRB) approach for regulatory capital calculation for credit risk. As of December 31, 2019, the Bank currently has supervisory authorization to use the AIRB approach for calculating the regulatory capital requirements for the following loan portfolios: local corporates and real estate developers and using a FIRB approach for the following portfolios: Global Corporate and financial institutions (banks).

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

This ratio is calculated as Tier I capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

·	Accounting assets, excluding financial derivatives and items treated as deductions from Tier I capital (for example, the balance of loans is included, but not that of goodwill).
·	Off-balance sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
·

Inclusion of the net value of financial derivatives (gains and losses are netted with the same counterparty minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

·	A charge for the potential risk of securities funding transactions.

The Sole Circular for Banks issued by the CNBV does not establish a minimum percentage of compliance, as it is considered for the baseline reference effect (the minimum of 3%).

As of December 31, 2019, the leverage ratio for the Bank is 7.02%.

Systemic important bank

On April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting 2016.

As of December 31, 2019, the Bank has constituted 100% of the capital preservation supplement required.

49. Consolidated Subsidiaries

a)   Composition of the Bank

The subsidiaries of the Bank, all of which have been included in the consolidated financial statements as of December 31, 2019, are as follows:

		Proportion of	Proportion of
		ownership interest	voting power
Name of subsidiary	Principal activity	held by the Bank	held by the Bank
Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, E.R.	Credit card loans	99.99%	100%
Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, E.R.	Mortgage loans	99.99%	100%
Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, E.R.	Retail loans	99.99%	100%
Centro de Capacitación Santander, A.C.	Not-for-profit (Educational institute)	99.99%	100%
Fideicomiso 100740 Banco Santander, S.A.	Settlement trust	99.99%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	89.14%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.99%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%
Santander Tecnología México, S.A. de C.V. (formerly ISBAN México, S.A. de C.V.)	Technology services	99.99%	100%

The total non-controlling interest as of December 31, 2019, amount to 40 million pesos.

Information in respect to non-controlling interest is presented in Note 27.

b)   Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2019:

·	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 28,094 million pesos (see Note 6).

·	Reverse repurchase agreements

79,927 million pesos of debt instruments have been received as collateral in connection with reverse repurchase agreement transactions (see Notes 7 and 11).

·	Repurchase agreements

96,681 million pesos of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) classified as financial assets at fair value through other comprehensive income have been pledged in connection with repurchase agreements transactions (see Note 8).

92,764 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with repurchase agreement transactions (see Note 8).

4,999 million pesos of BREMS R classified as financial assets at amortized cost have been pledged in connection with repurchase agreements transactions (see Note 8).

·	Debt instruments

3,471 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 8).

7,786 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3.4 and 8).

There were not Mexican Government Bonds pledged in connection with repurchase agreements transactions (see Note 8).

There were not Mexican Government Bonds pledged in connection with securities loan transactions (see Note 8).

·	Securities loans

8,678 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loan transactions (see Note 8).

There were no equity instruments pledged in connection with securities loans transactions (see Note 9).

14 million pesos of equity instruments have been received in connection with securities loan transactions (see Note 9).

·	Collaterals in financial derivatives transactions traded in organized markets

5,153 million pesos of loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets (see Note 11).

·	Collaterals in OTC financial derivatives transactions

14,300 million pesos of loans and advances to credit institutions have been pledged in connection with OTC financial derivatives transactions (see Note 7).

4,472 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with OTC financial derivatives transactions (see Note 8).

16,759 million pesos of deposits from credit institutions and customer deposits have been received in connection with OTC financial derivatives transactions (see Note 32).

5,736 million pesos of debt instruments have been received in connection with OTC financial derivatives transactions (see Note 32).

·	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 11,080 million pesos that include 8,086 million pesos in legal reserve of the Bank on an individual basis (see Note 45). In addition, the Bank is restricted from distributing dividends that will result in noncompliance with minimum capitalization requirements established by the CNBV (see Note 30).

·	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo and Santander Vivienda for 43,800 million pesos and 32,686 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

c)   Financial support

The Bank did not give any financial support to a consolidated structured entity during 2018 and 2019.

*****