Form 20-F
period 2020-12-31
Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2021-03-05
CIK 1698287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from                           to

Commission file number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO
(Exact name of Registrant as specified in its charter)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219 Mexico City
(Address of principal executive offices)
Fernando Borja Mujica

Deputy General Legal and Compliance Director

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219 Mexico City

Telephone: +(52) 55-5257-8000

Fax: +52 55-5269-2701

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, each representing five shares of the Series B common stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, par value of Ps.3.780782962

	BSMX	New York Stock Exchange
Series B shares, par value of Ps.3.780782962	BSMX	New York Stock Exchange*

*

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México’s Series B shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

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

☐  Yes      ☒  No

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report. ☒

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

☐  Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has ﬁled all documents and reports required to be ﬁled by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan conﬁrmed by a court. ☐ Yes ☐ No

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

i

}

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (hereinafter the “Report”)  to “Banco Santander México,” the “Bank,” “we,” “our,” “ours,” “us” or similar terms, refer to Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.

When we refer to “Banco Santander Parent” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank.

When we refer to “Former Holding Company,” we refer to Grupo Financiero Santander México, S.A.B. de C.V., our former parent company.

When we refer to “Grupo Financiero Santander México” we refer to Grupo Financiero Santander México, S.A. de C.V. our parent company from January 1, 2018, which is not a public company and is a wholly-owned subsidiary of Banco Santander Parent.

When we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer, we refer to the Former Holding Company’s brokerage subsidiary, which is now owned by Grupo Financiero Santander México.

When we refer to “Gestión Santander,” we refer to SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly known as Gestión Santander, S.A. de C.V., Grupo Financiero Santander México) (entity sold in December 2013).

When we refer to “Seguros Santander”, we refer to Zurich Santander Seguros México, S.A. (formerly known as Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011).

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this Report to certain financial terms have the following meanings:

●	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations, which are developed by the IFRS Interpretations Committee (previously the International Financial Reporting Interpretations Committee or IFRIC) and issued after approval by the IASB.
●	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.
●	References to our “audited financial statements” are to the audited consolidated financial statements of Banco Santander México as of December 31, 2019 and 2020, and for each of the fiscal years ended December 31, 2018, 2019 and 2020, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this Report.
●	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2020, was equal to Ps.6.60560 (U.S.$0.3318).

As used in this Report, the following terms relating to our capital adequacy have the meanings set forth below, unless otherwise indicated. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

●	“Capital Ratio” refers to the ratio of the total net capital (capital neto) to risk-weighted assets calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.
●	“General Rules Applicable to Mexican Banks” means the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.
●	“Mexican Capitalization Requirements” refers to the capitalization requirements for commercial banks, including Banco Santander México, set forth in the Mexican Banking Law (Ley de Instituciones de Crédito) and in the General Rules Applicable to Mexican Banks, as such laws and regulations may be amended from time to time or superseded.
●	“Tier 1 capital (capital básico)” means the basic capital (capital básico) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time, which is comprised of Fundamental Capital (capital fundamental) and Additional Tier 1 Capital (capital básico no fundamental).
●	“Tier 2 capital (capital complementario)” means the additional capital (capital complementario) of the Total Net Capital (capital neto), as such term is determined based on the Mexican Capitalization Requirements, as such determination may be amended from time to time.

As used in this Report, the term “billion” means one thousand million (1,000,000,000).

In this Report, the term “Mexico” refers to the United Mexican States, and the terms “Mexican government” or the “government” refer to the federal government of Mexico. References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos. References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position. We make statements in this Report about our competitive position and market share in the Mexican financial services industry and the size of the Mexican financial services industry. We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2016, 2017, 2018, 2019 and 2020 and our consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020, included in this Report, have been audited under the standards of the Public Company Accounting Oversight Board (“PCAOB”), and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant aspects from Mexican Banking GAAP. We adopted IFRS in 2014. While we have prepared our consolidated financial data as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this Report regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this Report has been prepared in accordance with IFRS.

Effect of rounding. Certain amounts and percentages included in this Report and in our audited financial statements have been rounded for ease of presentation. Percentage figures included in this Report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this Report may vary from those obtained by performing the same calculations using the figures in our audited financial statements. Certain other amounts that appear in this Report may not sum due to rounding.

Exchange rates and translation into U.S. dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be interpreted as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.19.9087 per U.S.$1.00, the rate calculated on December 31, 2020 (the last business day in December) and published on January 4, 2021 in the Federal Official Gazette by the Mexican Central Bank, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico (tipo de cambio para solventar obligaciones denominadas en moneda extranjera). The translation of consolidated income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates between the peso and the U.S. dollar for the periods specified therein.

New impairment model. IFRS 9, Financial Instruments establishes new recognition and measurement requirements for financial instruments and became mandatory for financial statement periods commencing January 1, 2018. As of January 1, 2018, the Bank began classifying its financial assets in the following measurement categories: (i) those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and (ii) those to be measured at amortized cost. The Bank determines the applicable category of a financial asset based on the business model for managing that financial asset. We applied IFRS 9 in a retrospective manner, by adjusting the opening balance of affected financial instruments at January 1, 2018, without restating prior period amounts. Regarding the recognition of credit risk impairment, the most important change is that the new accounting standard introduces the concept of credit expected loss, whereas the previous model was based on incurred loss. The adoption of IFRS 9 as of January 1, 2018 led to a one-time increase in the allowance for impairment losses and provisions for off-balance sheet risk from Ps.17,961 million to Ps.21,217 million. Because the Bank applied these requirements in a retrospective manner by adjusting the opening balance at January 1, 2018 without restating comparative financial statements, there was no impact in the consolidated income statement. Since the Bank did not restate prior period amounts upon adoption of IFRS 9, financial information for periods prior to January 1, 2018 may not be comparable.

v

Accounting for leases. IFRS 16, Leases establishes the principles for the recognition, measurement, presentation and disclosure of the lease arrangements, in order to ensure that both lessee and lessor provide relevant information that faithfully represents these transactions. In addition, the Standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current Standard – i.e., lessors continue to classify leases as finance or operating leases.

Because the Bank applied IFRS 16 on January 1, 2019 using the modified retrospective approach where the right-of-use asset and the leases liability are the same on the transition date, there was no cumulative effect of adopting IFRS 16 recognized as an adjustment to the opening balance of Accumulated reserves as of January 1, 2019. Since the Bank did not restate prior period amounts upon adoption of IFRS 16, financial information for periods prior to January 1, 2019 may not be comparable.

Reclassifications on consolidated balance sheets and consolidated statement of cash flows from prior years. Since December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss in the consolidated balance sheet. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the year 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018. This reclassification is considered by the Bank to provide a preferable presentation with the purpose of grouping in a single item of the consolidated balance sheet all the financial liabilities related to reverse repurchase agreements.

GLOSSARY OF SELECTED TERMS

The following is a glossary of selected terms used in this Report.

Afore

Administradora de Fondo para el Retiro, a private financial entity established pursuant to Mexican law that manages independent retirement accounts. The main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds known as Siefores, (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker

ALCO

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

Basel Committee	Basel Committee on Banking Supervision, which includes the supervisory authorities of twelve major industrial countries

BIVA	Bolsa Institucional de Valores, S.A. de C.V.

BMV	Bolsa Mexicana de Valores, S.A.B. de C.V.

BSC	Banking Stability Committee (Comité de Estabilidad Bancaria)

Cetes	Mexican Treasury Bills (Certificados de la Tesorería de la Federación)

CDI	Certificate of interbank deposit

CNBV	Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores)

CNSF	Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas)

COFECE	Mexican Federal Antitrust Commission (Comisión Federal de Competencia Económica)

CONSAR	Mexican National Commission for the Mexican Pension Saving System (Comisión Nacional del Sistema de Ahorro para el Retiro)

CONDUSEF	Mexican National Commission for the Protection and Defense of Financial Service Users (Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros)

COVID-19	SARS-CoV-2 virus or coronavirus

CRM	Customer relationship management

Exchange Act	Securities Exchange Act of 1934, as amended

Federal Official Gazette	Diario Oficial de la Federación

IASB	International Accounting Standards Board

IFRS

International Financial Reporting Standards, accounting standards issued by the International Accounting Standards Board and IFRIC interpretations, which are developed by the IFRS Interpretations Committee (previously the International Financial Reporting Interpretations Committee or IFRIC) and issued after approval by the IASB

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IPC	Mexican Stock Exchange Prices and Quotations Index (Índice de Precios y Cotizaciones)

IT	Information Technology

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity Coverage Ratio

LIC	Mexican Banking Law (Ley de Instituciones de Crédito)

LMV	Mexican Securities Market Law (Ley del Mercado de Valores)

Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for financial institutions, as amended

Mexican Central Bank	Banco de México

Mexican Corporations Law	Ley General de Sociedades Mercantiles

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MIEA	Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado)

MIEB	Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico)

Morena	Mexican Political Party “Morena,” also known as “Movimiento de Regeneración Nacional”

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

NAFTA	North American Free Trade Agreement

National Consumer Price Index	Índice Nacional de Precios al Consumidor

NIM	Net interest margin

NIM Sensitivity

Net interest margin sensitivity is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year time frame and a parallel movement of 100 basis points (1%) in market interest rates

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

PCAOB	Public Company Accounting Oversight Board (United States)

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

RWA	Risk-weighted assets

Santander Consumo	Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada

SEC	U.S. Securities and Exchange Commission

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

Skip Payments

A debtor relief program established by the CNBV in response to the COVID-19 pandemic permitting individuals and SMEs to defer principal and/or interest payments due on loans for up to four months, with the possibility of extending it for an additional two months, without such loans being considered impaired under Mexican Banking GAAP.

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.250,000,000 (U.S.$12,557,324).

Sofoles

Sociedades Financieras de Objeto Limitado, non-banking institutions in Mexico that focus primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals. All existing Sofol authorizations automatically terminated on July 19, 2013. Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in Mexico that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

USMCA	United States-Mexico-Canada Agreement

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

x

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These statements appear throughout this Report and include statements regarding our intent, belief or current expectations in connection with:

●	asset growth and sources of funding;
●	growth of our fee-based business;
●	expansion of our distribution network;
●	financing plans;
●	competition;
●	impact of regulation and the interpretation thereof;
●	action to modify or revoke our banking license;
●	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;
●	exposure to credit risks including credit default risk and settlement risk;
●	projected capital expenditures;
●	capitalization requirements and level of reserves;
●	investment in our information technology platform;
●	liquidity;
●	trends affecting the economy generally; and
●	trends affecting our financial condition and our results.

Many important factors, in addition to those discussed elsewhere in this Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

●	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;
●	changes in economic conditions, in Mexico, in particular, in the United States, or globally, including as a result of the COVID-19 pandemic;
●	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;
●	inflation;
●	deflation;

●	unemployment;
●	unanticipated turbulence in interest rates;
●	the deterioration of the terms of trade between Mexico, the United States and Canada;
●	the implementation of new economic policy by the administration in Mexico;
●	movements in foreign exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Mexican and foreign policies, legislation and regulations;
●	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;
●	changes in taxes and tax laws;
●	competition, changes in competition and pricing environments;
●	our inability to hedge certain risks economically;
●	economic conditions that affect consumer spending and the ability of customers to comply with obligations;
●	the adequacy of allowance for impairment losses and other losses;
●	increased default by borrowers;
●	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;
●	technological changes;
●	changes in consumer spending and saving habits;
●	increased costs;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	changes in, or failure to comply with, banking regulations or their interpretation; and
●	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this Report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Report because of new information, future events or other factors. Our independent public accountants have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this Report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. See "Item 3.  Key Information—D.  Risk Factors" for more information.

Risks relating to our business

Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and write-offs.

We may generate lower revenues from commission-based businesses.

The financial problems faced by our customers could adversely affect us.

Risks Related to Macroeconomic Factors and Market Risk

We are vulnerable to disruptions and volatility in the global financial markets.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our results, financial condition and prospects.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Risks Related to Government Regulation

Mexican government banking laws and regulations may have a material adverse effect on us.

Future Mexican government restrictions on interest rates or commissions could have a material adverse effect on us.

We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints.

We may be required to make significant contributions to the IPAB.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander México’s banking license, could have a material adverse effect on us.

Risks Related to our Operations and Controls Regulation

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

Political decisions in Mexico could have a material adverse effect on us.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on our business.

ENFORCEMENT OF JUDGMENTS

We are a stock corporation (sociedad anónima de capital fijo) incorporated in accordance with the laws of Mexico. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. We have been advised by such special Mexican counsel, Ritch, Mueller, Heather y Nicolau, S.C., that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and the non-violation of Mexican law and/or the Mexican public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case, provided that U.S. courts would grant reciprocal treatment to Mexican judgments.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Directors and Senior Management

Not applicable.

B.   Advisers

Not applicable.

C.   Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer Statistics

Not applicable.

B.   Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present our selected consolidated financial data for each of the periods indicated. You should read this information in conjunction with our audited financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Report.

We have derived our selected consolidated income statement data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 and our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020 from our audited financial statements, which have been prepared in accordance with IFRS. We have included in Item 18 hereto our audited financial statements as of December 31, 2019 and 2020 and for each of the three years in the three-year period ended December 31, 2020.

CONSOLIDATED INCOME STATEMENT DATA IN ACCORDANCE WITH IFRS

	For the year ended December 31,
	2016		2017		2018 (5)		2019		2020		2020
											(Millions of U.S.
	(Millions of pesos)(1)										dollars) (1)(2)
Interest income	Ps.	77,453	Ps.	98,002	Ps.	99,537	Ps.	108,846	Ps.	103,977	U.S.	5,223
Interest income from financial assets at fair value through profit or loss		—		—		14,049		15,384		12,008		603
Interest expenses and similar charges (6)		(28,323)		(42,158)		(51,589)		(58,074)		(50,175)		(2,520)
Net interest income		49,130		55,844		61,997		66,156		65,810		3,306
Dividend income		94		150		210		235		246		12
Income from entities accounted for using the equity method		—		—		—		—		178		9
Fee and commission income (net)		13,940		14,813		15,722		16,424		17,023		855
Gains/(losses) on financial assets and liabilities (net)		3,760		3,458		1,484		2,854		5,984		301
Exchange differences (net)		2		6		—		—		19		1
Other operating income		486		669		748		1,553		1,651		83
Other operating expenses		(3,361)		(3,614)		(4,393)		(5,145)		(5,213)		(262)
Total income		64,051		71,326		75,768		82,077		85,698		4,305
Administrative expenses		(22,655)		(25,437)		(28,649)		(29,258)		(30,135)		(1,514)
Personnel expenses		(11,472)		(12,748)		(14,354)		(15,428)		(14,876)		(747)
Other general administrative expenses (6)		(11,183)		(12,689)		(14,295)		(13,830)		(15,259)		(766)
Depreciation and amortization (6)		(2,058)		(2,533)		(2,973)		(5,222)		(5,743)		(288)
Impairment losses on financial assets not at fair value through profit or loss (net):		(16,661)		(18,820)		(18,810)		(19,220)		(21,799)		(1,095)
Loans and receivables (3)		(16,661)		(18,820)		—		—		—		—
Financial assets at amortized cost (3)		—		—		(18,806)		(19,220)		(21,731)		(1,092)
Financial assets at fair value through other comprehensive income		—		—		(4)		—		(68)		(3)
Gains/(losses) on modification of financial assets (net)		—		—		—		—		(1,743)		(88)
Impairment losses on other assets (net):		—		—		(5)		(370)		(119)		(6)
Non-current assets held for sale		—		—		(5)		(370)		(119)		(6)
Provisions (net) (4)		(881)		(437)		(562)		(775)		(974)		(49)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale		20		6		7		16		6		—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		71		69		38		42		9		1
Operating profit before tax		21,887		24,174		24,814		27,290		25,200		1,266
Income tax		(5,351)		(5,496)		(5,458)		(6,909)		(6,226)		(313)
Profit from continuing operations		16,536		18,678		19,356		20,381		18,974		953
Profit from discontinued operations (net)		—		—		—		—		—		—
Consolidated profit for the year	Ps.	16,536	Ps.	18,678	Ps.	19,356	Ps.	20,381	Ps.	18,974	U.S.	953
Profit attributable to the Parent		16,536		18,678		19,353		20,381		18,974		953
Profit attributable to non-controlling interests		—		—		3		—		—		—

Earnings per share from continuing and discontinued operations:
Basic earnings per share		2.44		2.76		2.86		3.01		2.80		0.14
Diluted earnings per share (7)		2.44		2.75		2.85		3.00		2.80		0.14
Earnings per share from continuing operations:
Basic earnings per share		2.44		2.76		2.86		3.01		2.80		0.14
Diluted earnings per share (7)		2.44		2.75		2.85		3.00		2.80		0.14
Cash dividend per share (8)		2.58		1.31		1.36		1.52		—		—
Weighted average shares outstanding		6,777,381,551		6,777,381,551		6,776,220,369		6,775,455,458		6,776,640,349		6,776,640,349
Dilutive effect of rights on shares (7)		9,612,806		9,612,806		10,773,988		11,538,899		10,354,008		10,354,008
Adjusted number of shares		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357		6,786,994,357
Dividend paid		17,468		8,910		9,228		10,293		—		—
Basic earnings per share		2.44		2.76		2.86		3.01		2.80		0.14
Diluted earnings per share		2.44		2.75		2.85		3.00		2.80		0.14
Dividend pay-out ratio		105.64%		47.77%		47.76%		50.59%		0.00%		0.00%
(1)	Except share and per share amounts.
(2)	Results for the year ended December 31, 2020 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.9087 per U.S.$1.00 as calculated on December 31, 2020 and reported by the Mexican Central Bank in the Federal Official Gazette on January 4, 2021 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.
(3)	Impairment losses less recoveries of previously written-off loans (net of legal expenses).
(4)	Principally includes provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)	Since January 1, 2019, amounts are prepared in accordance with IFRS 9. Periods prior to January 1, 2018 have not been restated.
(6)	Amounts for 2019 prepared in accordance with IFRS 16. Since the Bank did not restate prior period amounts upon adoption of IFRS 16, financial information for periods prior to January 1, 2019 may not be comparable.
(7)	To calculate diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares. For additional information on earnings per share, see Note 4.2.ii to our audited financial statements included elsewhere in this Report.
(8)	On May 26, 2016, we paid a dividend of Ps.3,844 million, equal to Ps.0.0475 per share. On December 30, 2016, we paid a dividend of Ps.13,624 million, equal to Ps.0.1685 per share. On May 30, 2017 we paid a dividend of Ps.4,234 million, equal to Ps.0.0524 per share. On December 27, 2017, we paid a dividend of Ps.4,676 million, equal to Ps.0.0578 per share. On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6304 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million, equal to Ps.0.7292 per share. On May 28, 2019, we paid a dividend of Ps.4,843 million, equal to Ps.0.7135 per share. On December 27, 2019 we paid a dividend of Ps.5,450 million, equal to Ps.0.8030 per share. Considering the effects of the COVID-19 pandemic and on the recommendation received from the CNBV, the Bank decided not to declare or pay dividends in 2020.

CONSOLIDATED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	As of December 31,
	2016		2017		2018 (1)		2019		2020		2020
											(Millions of U.S.
	(Millions of pesos)										dollars)(2)
Assets
Cash and balances with the Central Bank	Ps.	78,663	Ps.	57,687	Ps.	55,310	Ps.	65,207	Ps.	71,053	U.S.	3,569
Financial assets at fair value through profit or loss		—		—		267,524		268,127		504,354		25,333
Financial assets held for trading		342,582		315,570		—		—		—		—
Other financial assets at fair value through profit or loss		42,340		51,705		107,425		79,927		70,356		3,534
Financial assets at fair value through other comprehensive income		—		—		155,789		236,980		356,089		17,886
Available-for-sale financial assets		154,644		165,742		—		—		—		—
Financial assets at amortized cost		—		—		766,225		747,823		763,256		38,338
Loans and receivables		675,498		679,300		—		—		—		—
Hedging derivatives		15,003		15,116		9,285		9,256		8,306		417
Non-current assets held for sale		1,107		1,295		1,277		935		551		28
Investments in associated entities		—		—		—		—		1,001		50
Tangible assets		5,692		6,498		8,714		10,542		12,206		613
Right-of-use assets (5)		—		—		—		5,611		5,643		283
Intangible assets		5,772		6,960		8,044		8,832		8,607		432
Tax assets		23,301		20,209		21,968		23,135		20,733		1,041
Other assets		6,335		9,109		7,163		11,173		15,759		792
Total assets	Ps.	1,350,937	Ps.	1,329,191	Ps.	1,408,724	Ps.	1,467,548	Ps.	1,837,914	U.S.	92,316

Liabilities
Financial liabilities at fair value through profit or loss (3)	Ps.	—	Ps.	—	Ps.	182,646	Ps.	153,600	Ps.	301,476	U.S.	15,143
Financial liabilities held for trading (3)		226,215		193,492		—		—		—		—
Other financial liabilities at fair value through profit or loss (3)		177,473		166,886		178,265		273,725		211,514		10,624
Financial liabilities at amortized cost		806,091		820,431		890,284		864,266		1,111,955		55,853
Hedging derivatives		14,287		11,091		8,393		7,523		19,078		958
Provisions (4)		7,202		6,730		6,800		9,104		10,604		533
Lease liabilities (5)		—		—		—		5,919		6,131		308
Tax liabilities		44		71		194		322		204		10
Other liabilities		14,398		15,080		18,855		18,291		23,118		1,161
Total liabilities	Ps.	1,245,710	Ps.	1,213,781	Ps.	1,285,437	Ps.	1,332,750	Ps.	1,684,080	U.S.	84,590

Shareholders’ equity		106,768	Ps.	116,558	Ps.	124,240	Ps.	132,715	Ps.	150,293	U.S.	7,548
Share capital	Ps.	8,086		8,086		25,660		25,660		25,660		1,289
Share premium		16,956		16,956		—		—		—		—
Accumulated reserves		65,190		72,838		79,227		86,674		105,659		5,306
Profit for the year attributable to the Parent		16,536		18,678		19,353		20,381		18,974		953
Valuation adjustments		(1,596)		(1,177)		(985)		2,043		3,504		176
Non-controlling interests		55		29		32		40		37		2
Total equity		105,227		115,410		123,287		134,798		153,834		7,726
Total liabilities and equity	Ps.	1,350,937	Ps.	1,329,191	Ps.	1,408,724	Ps.	1,467,548	Ps.	1,837,914	U.S.	92,316
(1)	Since January 1, 2019, amounts are prepared in accordance with IFRS 9. Periods prior to January 1, 2018 have not been restated.
(2)	The balance as of December 31, 2020 has been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.9087 per U.S.$1.00 as calculated on December 31, 2020 and reported by the Mexican Central Bank in the Federal Official Gazette on January 4, 2021 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.
(3)	Since December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the year 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018.
(4)	Includes provisions for pensions and similar obligations, provisions for off-balance sheet risk and provisions for tax and legal matters. See “Item 5. Operating and Financial Review and Prospects.”

(5)	Amounts prepared in accordance with IFRS 16. Periods prior to January 1, 2019 have not been restated. See Note 2.h to our audited financial statements included elsewhere in this Report for more details on the initial adoption of IFRS 16.

SELECTED RATIOS AND OTHER DATA

All of the selected ratios and other data below (except for number of shares, offices and employee data) are presented in accordance with IFRS unless otherwise noted.

	As of and for the year ended December 31,
	2016	2017	2018	2019	2020
	(Millions of pesos or percentages, except per share, offices and employee data)
Profitability and performance
Net interest margin (1)	4.97%	5.34%	5.55%	5.59%	4.64%
Total margin (2)	6.38%	6.76%	6.96%	6.98%	5.84%
Return on average total assets (ROAA) (3)	1.50%	1.57%	1.49%	1.47%	1.13%
Return on average equity (ROAE) (4)	14.89%	16.93%	16.27%	15.73%	13.42%
Efficiency ratio (5)	38.58%	39.21%	41.74%	42.01%	41.87%
Net fee and commission income as a percentage of operating expenses (6)	56.41%	52.96%	49.72%	49.75%	47.45%
Gross yield on average interest earning-assets	7.82%	9.35%	10.14%	10.47%	8.15%
Average cost of interest bearing liabilities	3.17%	4.52%	5.20%	5.50%	3.97%
Net interest spread	4.65%	4.83%	4.94%	4.97%	4.18%
Common stock dividend payout ratio (annual) (7)	105.64%	47.77%	47.76%	50.59%	0.00%
Average interest-earning assets (8)	989,857	1,047,976	1,120,323	1,187,076	1,422,697
Average interest-bearing liabilities (8)	893,128	932,380	991,805	1,056,356	1,262,423
Capital adequacy
Net tangible book value	99,455	108,450	115,243	125,966	145,227
Net tangible book value per share	14.67	16.00	17.01	18.59	21.43
Average equity as a percentage of average total assets	10.10%	9.28%	9.17%	9.35%	8.44%
Total capital (Mexican Banking GAAP) (9)	109,238	115,321	121,454	125,083	151,458
Tier 1 capital (Mexican Banking GAAP) (9)	81,785	89,267	94,035	100,236	124,255
Tier 1 capital to risk-weighted assets (Mexican Banking GAAP)	11.79%	12.18%	12.32%	13.12%	15.59%
Total capital to risk-weighted assets (Mexican Banking GAAP) (10)	15.74%	15.73%	15.91%	16.37%	19.01%
Asset quality
Non-performing loans as a percentage of total loans (11)	2.93%	2.89%	2.67%	2.48%	3.07%
Non-performing loans as a percentage of computable credit risk (11)(12)	2.66%	2.57%	2.35%	2.23%	2.75%
Written-off loans as a percentage of average total loans	3.48%	3.63%	3.00%	2.97%	2.84%
Written-off loans as a percentage of computable credit risk (12)	3.03%	3.08%	2.51%	2.63%	2.71%
Allowance for impairment losses as a percentage of average total loans (13)	3.10%	2.83%	3.28%	3.08%	3.36%
Allowance for impairment losses as a percentage of non-performing loans (11)(13)	101.64%	93.37%	116.75%	122.38%	116.62%
Allowance for impairment losses as a percentage of written-off loans (13)	89.21%	77.90%	109.34%	103.86%	118.35%
Allowance for impairment losses as a percentage of total loans (13)	2.98%	2.70%	3.12%	3.03%	3.58%
Liquidity
Liquid assets as a percentage of deposits (14)(18)	38.72%	33.47%	33.78%	34.79%	45.18%
Total Loans, net of allowances, as a percentage of deposits (15)	73.08%	72.41%	73.00%	72.17%	60.31%
Total loans as a percentage of total funding (16)(18)	62.19%	64.32%	65.33%	64.56%	54.50%
Deposits as a percentage of total funding (15)(16)(18)	86.77%	86.43%	86.70%	86.75%	87.13%
Operations
Offices(17)	1,364	1,375	1,393	1,402	1,350
Employees (full-time equivalent)	16,976	17,826	18,979	19,857	21,183

(1)	Net interest margin is defined as net interest income (including dividend income and income from entities accounted for using the equity method) divided by average interest-earning assets, which are loans and advances, debt instruments and other financial assets which, yield interest or similar income.
(2)	Total margin is defined as net interest income (including dividend income and income from entities accounted for using the equity method) plus fee and commission income (net) divided by average interest-earning assets.
(3)	Calculated based upon the average daily balance of total assets.
(4)	Calculated based upon the average daily balance of equity.
(5)	Efficiency ratio is defined as administrative expenses plus depreciation and amortization, divided by total income.
(6)	Fee and commission income (net) divided by administrative expenses plus depreciation and amortization.
(7)	Dividends paid per share divided by net income per share.
(8)	Average balance sheet data has been calculated based upon the sum of the daily average for each month in the applicable period.
(9)	“Total capital” and “Tier 1 capital” are calculated in accordance with the methodology established or adopted from time to time by the CNBV pursuant to the Mexican Capitalization Requirements.
(10)	“Tier 1 capital” plus “Tier 2 capital” divided by total risk-weighted assets, calculated according to the Mexican Capitalization Requirements.
(11)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(12)	Computable credit risk is the sum of the face amounts of loans (including credit-impaired or non-performing loans) plus guarantees and documentary credits. As of December 31, 2020, total loans were Ps.796,628 million and total guarantees and documentary credits were Ps.83,645 million. When guarantees or documentary credits are contracted, we record them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.
(13)	Allowance for impairment losses were Ps.17,883 million, Ps.16,929 million, Ps.21,516 million, Ps.21,970 million and Ps.25,551 million as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively. Allowance for impairment losses as of December 31, 2018, 2019 and 2020 have been prepared in accordance with IFRS 9. Prior periods have not been restated.
(14)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2016, 2017, 2018, 2019 and 2020, we had a total amount of liquid assets of Ps.308,177 million, Ps.281,690 million, Ps.308,857 million, Ps.338,694 million and Ps.514,960 million respectively. For the years ended December 31, 2016, 2017, 2018, 2019 and 2020, the average amounts outstanding were Ps.315,660 million, Ps.343,395 million, Ps.281,882 million, Ps.237,934 million and Ps.446,667 million respectively.

As of December 31, 2016, liquid assets were composed of the following: 25.5% cash and balances with the Mexican Central Bank (cash at our branches and automated teller machines (ATMs) and the Depósito de Regulación Monetaria (Compulsory Deposits)); 41.7% debt instruments issued by the Mexican Government; and 32.8% debt instruments issued by the Mexican Central Bank.

As of December 31, 2017, liquid assets were composed of the following: 20.5% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 51.2% debt instruments issued by the Mexican Government; and 28.3% debt instruments issued by the Mexican Central Bank.

As of December 31, 2018, liquid assets were composed of the following: 17.9% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 59.6% debt instruments issued by the Mexican Government; and 22.5% debt instruments issued by the Mexican Central Bank.

As of December 31, 2019, liquid assets were composed of the following: 19.2% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 70.9% debt instruments issued by the Mexican Government; and 9.7% debt instruments issued by the Mexican Central Bank.

As of December 31, 2020, liquid assets were composed of the following: 13.8% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 78.6% debt instruments issued by the Mexican Government; and 7.5% debt instruments issued by the Mexican Central Bank.

(15)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Composition of Deposits.”
(16)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2016, 2017, 2018, 2019 and 2020 our deposits and repurchase agreements amounted to Ps.836,465 million, Ps.841,673 million, Ps.914,453 million, Ps.973,503 million and Ps.1,139,855 million respectively, and our marketable debt securities amounted to Ps.90,003 million, Ps.96,296 million, Ps.103,062 million, Ps.114,457 million and Ps.132,117 million, respectively. For December 31, 2016, 2017, 2018, 2019 and 2020, our subordinated liabilities amounted to Ps.37,576 million, Ps.35,885 million, Ps.37,228 million, Ps.34,267 million and Ps.36,182 million, respectively.

(17)	Includes traditional branches (including those offering Santander Select service), offices and branches that serve SMEs, traditional bank tellers (ventanillas – including those offering Santander Select service), Santander Select offices (including centers (Centros Select), spaces (Espacios Select), box offices and corners) as well as Santander Select units (módulos).
(18)	As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities held for trading for the year 2016 and as Financial liabilities at fair value through profit or loss for the years 2017 and 2018.

Exchange Rates

Mexico has had a free market for foreign exchange since 1994 and the Mexican government allows the peso to float against the U.S. dollar. Although the current Mexican government has adhered to the flexible exchange rate regime, there can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The Mexican peso has experienced significant fluctuation in recent years due to domestic and external factors. For example, the peso appreciated 4.6% to Ps.19.66 as of December 31, 2017 from Ps.20.62 as of December 31, 2016 per U.S.$1.00. In 2018, after experiencing some episodes of volatility linked to domestic and external factors, the peso closed at Ps.19.65, resulting in annual appreciation of 0.05% against the U.S. dollar. In 2019, the peso to U.S. dollar exchange rate experienced some fluctuations mainly as a result of instability in the international financial markets, but gained strength during the final weeks of the year and closed at Ps.18.86 per U.S.$1.00 as of December 31, 2019, which implied an annual appreciation of 4.2%.

At the end of the fiscal year 2020, the peso to U.S. dollar exchange rate experienced intense volatility linked to the impact of the COVID-19 pandemic on the global financial markets and closed at Ps.19.9087 per U.S.$1.00, which implied an annual depreciation of 5.56%.

Unless otherwise indicated, U.S. dollar amounts have been translated at an exchange rate of Ps.19.9087 per U.S.$1.00, the exchange rate as calculated on December 31, 2020 and reported by the Mexican Central Bank in the Federal Official Gazette on January 4, 2021 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the pesos amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

The Mexican economy has suffered balance-of-payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government, for several decades, has not restricted the ability of both Mexican and foreign individuals or entities to convert pesos into U.S. dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. dollars and other currencies would be adversely affected.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Our business, financial condition and results could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our American Depositary Shares, or ADSs, or our Series B shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” The risks described below are those known to us or that we currently believe may materially and adversely affect us; other risks not currently known to us may arise in the future or may reach a greater level of materiality, which may materially and adversely affect us and our business.

Risks Associated with Our Business

Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic.

Since December 2019, a novel strain of coronavirus has spread throughout the world, including Mexico. Such events have caused disruption of regional and global economic activity, which affected our operations and financial results in 2020 and we expect will continue to impact our operations and financial results in 2021 until such time as the pandemic is brought under control.

Mexico is in the group of countries most affected by the COVID-19 pandemic, ranking third in terms of deaths worldwide, according to the Johns Hopkins University Coronavirus Resource Center. During the first quarter of 2020, the government implemented a nationwide shutdown of non-essential economic activities, as well as confinement and social distancing meausures and a sentinel epidemiological surveillance system, instead of a massive testing strategy to count and report cases, while borders and international flights remained open. On March 30, 2020, the Mexican Federal Government declared a health emergency based on force majeure as a result of the COVID-19 pandemic and announced several measures to address it, including enhancement of sanitary measures and the suspension of all non-essential activities. Further into the year, national lockdowns were phased-out and replaced by the implementation of different measures at the local level. Furthermore, the government provided only a very modest recovery package for some of the country’s poorest citizens without applying the major fiscal measures seen in other countries to face the economic turmoil caused by the COVID-19 pandemic in the economy. The Mexican Central Bank, in turn, implemented a series of measures to foster liquidity in the financial market in order to incentivize credit to the economy, including lowering interest rates by 300 basis points to 4.25% at the end of 2020. Despite these efforts, due to the limited governmental support and the ongoing impact of the pandemic, Mexican gross domestic product (GDP) contracted 8.5% in 2020 and the Mexican peso depreciated 5.6% to Ps.19.9087 per U.S. $1.00 as of December 31, 2020.

Several industries and sectors to which we have exposure have been particularly impacted by the COVID-19 pandemic and related economic disruption, including, but not limited to, the real estate, transportation, hotels and restaurants, commerce and automotive industries. As of December 31, 2020, approximately 16% of our total loan portfolio was comprised of loans to customers in these sectors; 14% of which (or 2.2% of our total loan portfolio) has a higher risk for impairment. In addition, in response to the COVID-19 pandemic, a number of our corporate and government customers drew on credit lines during 2020. We were able to maintain and strengthen our liquidity position throughout 2020 and we generally saw these customers begin prepaying amounts borrowed in the second half of 2020, substantial draws on credit lines in the future if the COVID-19 pandemic were to worsen could reduce our liquidity ratios and our overall liquidity, if significant.

As part of the actions taken to mitigate the impact of the COVID-19 pandemic, the CNBV issued temporary special accounting principles applicable to financial institutions that established a program for the partial or total deferral of principal and/or interest payments due on loans issued to individuals and SMEs that were not impaired as of February 29, 2020 (later extended to March 31, 2020), from four to six months, without such loans being considered impaired under Mexican Banking GAAP. This program is referred to as the “Skip Payments” program. We participated in the Skip Payments program and also launched a similar debtor relief program for our corporate clients, offering them the possibility of deferring payment of pirincipal and interest on their loans for four to six months. Clients were able to sign up for these programs between April and June of 2020 and we ultimately deferred payments for approximately Ps.191 million of loans under Mexican Banking GAAP. These loans represented approximately 24.1% of our total loan portfolio as of June, 2020. Approximately 43% of such loans represented commercial, financial and industrial loans, 35% represented mortgage loans and 22% represented non-revolving consumer loans. As of December 31, 2020, the total amount of our portfolio under the Skip Payments and related corporate program represented Ps.150,809 million, or 21% of our total loan portfolio. As of June 2020, we reserved approximately Ps.3,915 million under Mexican Banking GAAP for these loans in anticipation of future losses derived from the pandemic, as well as for the operations of those borrowers against whom we have initiated legal proceedings for the restructuring of liabilities and for operations with deteriorating recovery expectations.

The grace period under Skip Payments as well as our program for corporate clients began to expire in August 2020, corresponding to the date of enrollment in the program. Following the expiration of the grace period, we saw an increase in non-performing loans and impairment losses by December 31, 2020 in particular among individuals and SMEs, with approximately 9% of loans initially enrolled in the program having missed their first payments following the grace period. In addition, following the grace period, we refinanced approximately 16% of these loans for our customers. Although non-performing loans and impairment losses began to normalize towards the end of 2020, we expect to see increased non-performing loans and impairment losses at least through the first half of 2021 as the economic impacts of the COVID-19 pandemic continue to be felt, particularly among individuals and SMEs. We may see similar impacts on the credit quality of our loan portfolio and our impairment losses if the economic recovery from the COVID-19 pandemic takes longer than expected or there is a future deterioriation in economic conditions as a result of further developments relating to the pandemic.

In addition to the foregoing, we also saw a decrease in volume of credit card transactions in the second and third quarters of 2020 as consumer confidence decreased as a result of, among other reasons, the economic uncertainty resulting from the COVID-19 pandemic. These decreases were partially offset by an increase in digital transactions. Overall, fees and commissions income (net) from credit and debit cards increased during the year due to a growth in consumer spending in the fourth quarter of 2020. However, any further decline in consumer confidence could further decrease credit and debit card transactions, which could have a material adverse effect on our results of operations and financial condition.

The extent to which the COVID-19 pandemic continues to impact our results will depend on the duration of the pandemic, the availability of vaccines and the level of continued disruption to Mexican, regional and global economic activity, which is impossible to predict at this time. Future developments with respect to COVID-19 are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it. Any subsequent measures, as well as restrictions to bussinesses and to people in general, issued by the Mexican Federal Government and local and municipal governments may have an impact on us, to an extent not able to be predicted, and such decisions may result in an adverse impact on the financial condition and results of the Bank.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results and could do so in the future. In particular, the credit quality of our loan portfolio was affected by the COVID-19 pandemic in 2020. In response to the COVID-19 pandemic, we participated in the Skip Payments program for individuals and SMEs and also offered to our corporate customers, the option of deferring loan payments for up to four months, with an additional two month extension to our corporate customer. This grace period ended mainly in August 2020, and we saw an increase in non-performing loans and impairment losses in the fourth quarter of 2020, especially among individuals and SMEs. Although the credit quality of our loan portfolio began to normalize towards the end of 2020, we expect to see increased non-performing loans and impairment losses at least through the first half of 2021 as the economic impacts of the COVID-19 pandemic continue to be felt, mostly among individuals and SMEs. In addition, we may see similar impacts on the credit quality of our loan portfolio if the economic recovery from the COVID-19 pandemic takes longer than expected or there is a future deterioriation in economic conditions as a result of further developments relating to the pandemic. See “Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic”. Our non-performing loans may also increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our customers and counterparties or a general deterioration in economic conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our allowance for impairment of losses is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future allowance for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to segments in which the Bank is focused, such as mortgages, payroll and auto loans, and the introduction of new products, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our allowance for impairment losses, which may adversely affect our business. Additionally, in calculating our allowance for impairment losses, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete.

We believe that recoveries of non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio. In addition, because the mortgage foreclosure process relating to collateral in Mexico (which is regulated differently depending on the state in which the assets are located), takes three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic’s liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and write-offs.

A substantial number of our customers consists of individuals, approximately 41.2% of our total loans and advances to customers as of December 31, 2020, and, to a lesser extent, SMEs (those companies with annual revenues of less than Ps.250 million (U.S.$12.6 million), which accounted for approximately 9.2% of our total loans and advances to customers as of December 31, 2020. Individuals and SMEs loans, are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals who have greater economic resources. For example, we deferred payments for individuals and SMEs under the Skip Payments program in 2020. In addition, we refinanced a number of these loans following the expiration of the grace period by reducing the monthly principal and interest payments on behalf of these customers following the expiration of the grace period. See “Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic." We expect these customers to continue to be disproportionately impacted by the COVID-19 pandemic and related economic effects for as long as the pandemic is ongoing. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results. For the year ended December 31, 2020, non-performing loans were Ps.21,909 million and total written-off loans against our allowance for impairment losses were Ps.21,590 million. Non-performing loans related to individuals and SMEs represented 70.2% and 14.4%, respectively, of our total non-performing loans for the year ended December 31, 2020, as compared to 67.6% and 11.0%, respectively, of our total non-performing loans for the year ended December 31, 2019. Written-off loans related to individual and SMEs loans represented 63.3% and 21.1%, respectively, of our total written-off loans for the year ended December 31, 2020, as compared to 71.5% and 23.5%, respectively, for the year ended December 31, 2019. There can be no assurance that the levels of non-performing loans and subsequent write-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the mortgage portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. As of December 31, 2020, our mortgage loan portfolio totaled Ps.177,665 million, representing 24.9% of our total loans and advances to customers. If the economy and real estate market in Mexico experience a significant downturn due to any global financial and economic crisis, this could materially and adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in a higher allowance for impairment losses and subsequent write-offs. This may materially and adversely affect our asset quality, results and financial condition.

We may generate lower revenues from commission-based businesses.

The revenues from commissions that we earn from the different banking and other financial services that we provide represent a significant source of our profitability. Market downturns have led, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our customers’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our customers’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our private banking and custody businesses and adversely affect our results. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect us, including our revenues from commissions.

In addition to the foregoing, we also saw a decrease in volume of credit card transactions in the second and third quarters of 2020 as consumer confidence decreased as a result of the economic uncertainty resulting from the COVID-19 pandemic. These decreases were partially offset by an increase digital transactions. Overall, fees and commissions income (net) from credit and debit cards increased during the year due to an increase in consumer spending in the fourth quarter of 2020. However, any further decline in consumer confidence could further decrease credit card transactions, which could have a material adverse effect on our results of operations and financial condition.

Even in the absence of a market downturn, our revenues from commissions may also be reduced by legislative changes affecting the financial system.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession, including the adverse economic effects of the COVID-19 pandemic and the measures taken to contain it, could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our customers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments that we offer such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results.

Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. We anticipate that we will encounter greater competition as we expand our operations. In addition, certain of our competitors, such as “non-regulated Sofomes,” are financial companies which are not regulated and thus, not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements. As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and, particularly, may be more aggressive in their loan origination strategies. However, non-regulated Sofomes, are subject to the supervision and oversight of the CNBV, but only with respect to compliance with anti-money laundering and anti-terrorism preemptive regulations.

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

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2020, Mexico’s ten largest domestic banks, measured in terms of assets, held 84.3 % of the total assets in the Mexican banking system; six of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results.

Additionally, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of customers) by complying with minimum requirements, which are likely to result in banks losing customers to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

Additionally, there has been a trend towards consolidation in the banking industry, which has created larger and stronger banks with which we must now compete. For example, in 2018, Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte merged with Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, creating one of the largest banking institutions in Mexico. There can be no assurance that this increased competition will not adversely affect our growth prospects and therefore our operations. We also face competition from non-bank competitors, such as brokerage companies, department stores (for some credit products), leasing and factoring companies, mutual fund and pension fund management companies, insurance companies and recently Finance Technology, or FinTech, institutions focused on digital business models. The Mexican government has prepared a law to further regulate FinTech platforms (Ley para Regular las Instituciones de Tecnología Financiera or “FinTech Law”), which was approved by the Mexican Congress and published in the Federal Official Gazette on March 9, 2018. Also on September 10, 2018, the “General Provisions applicable to Financial Technology Institutions” were published in the Federal Official Gazette. One of the main purposes of the document is to establish measures and proceedings that must be complied with by Fintech institutions in order to prevent and detect acts, omissions or operations that could assist or cooperate with terrorism financing activities, as provided in article 139 of the Federal Criminal Code (Código Penal Federal). Although the law allows Mexican banks to operate Finance Technology platforms, it still requires them to use a different corporate name and branding for such platforms, which may provide FinTech platforms not connected to a bank with a competitive advantage over us.

Moreover, a significant portion of fintech companies in the region are located in Mexico. The largest segment served by these FinTech institutions in Mexico is payments and remittances, while companies dedicated to lending make up the second largest. With the recent growth of FinTech institutions in the Mexican financial services sector, we are facing a different and more challenging competitive environment. Due to their nimble infrastructure and flexibility, FinTech institutions are taking advantage over traditional banks to enter the market with new and innovative solutions for Mexican businesses and consumers. Low capital requirements, developing regulatory framework and low administrative expenses applicable to FinTech institutions help foster the development of the Mexican FinTech ecosystem.

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

Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards Internet and mobile banking may require changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect on our competitive position.

Increasing competition could also require that we increase our rates offered on deposits or lower the interest  rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

If our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our results, financial condition and prospects.

In addition, the Mexican Congress passed the FinTech Law in 2018, whose main purpose is to regulate the financial services provided by the Collective Financing (Crowdfunding) Institutions and Electronic Payment Institutions. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, Internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. The CNBV is the authority responsible for granting authorizations and supervising their organization, operation and functioning. In addition, the FinTech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the FinTech institutions can only operate with digital assets approved by the Mexican Central Bank. It also provides for the creation of the Inter-institutional Committee, which will be responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the FinTech Law. The Committee will also serve as the examining body of the CNBV and will be composed of public servants of the SHCP, the Mexican Central Bank and the CNBV.

In accordance with the FinTech Law, we will be able to establish our own FinTech institution, although we will not be able to use our name or our corporate brand. As a result, we may not be able to realize our full competitive advantage over other companies. In addition, FinTech institutions that obtain authorization from the CNBV could represent a source of new and strong competition for us, which could have an adverse effect on our operations and results, and require additional capital expenditures for further investments in technology.

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

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional customers. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Mexico’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2020, the loan-to-value ratio of our mortgage loan portfolio and the loan-to-value ratio for originations were 52.7% and 67.3% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make an additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

In addition, other factors such as failure to perfect our security interests, fraudulent transfers by customers, attachments by other creditors obtaining priority over collateral or a reduction in the value or liquidity of the collateral may impair our ability to recover on our collateral. Accordingly, there can be no assurance that we will be able to realize the full value of our collateral.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2018 to December 31, 2019, total loans and advances to customers increased by 5.1% to Ps.724,516 million (U.S$36,392 million), during which period our consumer loans to individuals grew by 5.6% to Ps.118,099 million (U.S.$5,932 million). From December 31, 2019 to December 31, 2020, total loans and advances to customers decreased by 1.6% to Ps.712,983 million (U.S.$35,813 million), during which period our consumer loans to individuals decreased by 1.6% to Ps.116,227 million (U.S.$5,838 million) and our mortgage loan portfolio increased by 13.7% to Ps.177,665 million (U.S.$8,924 million).

The expansion of our loan portfolio (particularly in the mortgage, payroll and auto loan segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this Report. For example, in 2020 our total loans and advances to customers decreased by 1.6%, in line with market trends and weak demand conditions due to the COVID-19 pandemic. A continuing slowdown in growth of the Mexican economy or a further slowdown in the growth of customer demand as a result of the COVID-19 pandemic could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for impairment losses. An increase in market competition, changes in governmental regulations or changes in our credit risk appetite could have similar affects on the growth of our loan portfolio and our required allowance for impairment losses. Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

Portions of our loan portfolio are subject to risks relating to force majeure events and any such event could materially adversely affect our results.

Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. In 2020, the COVID-19 pandemic constituted a force majeure event under a portion of our real estate loans. Although this did not have a material impact on the Bank's loan portfolio, similar events in the future could have a negative impact on the Bank's financial condition and results. Similarly, natural disasters such as earthquakes, hurricanes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into seven groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. Our risk groups, are aligned on our limits strategy. We measure the loss rates for each of the seven groups over a one-year period and compare the average loss rate to our risk appetite within the credit card portfolio. As of December 31, 2020, approximately 78.0% of our credit card portfolio was included in the top six groups, which together had an average loss rate of 6.0%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us. For example, during 2020, our credit card loan portfolio decreased 9.5%, as the COVID-19 pandemic led to a decline in consumer confidence and negatively affected credit card usage and balances.

Our ability to maintain our competitive position depends, in part, on the success of new products and services that we offer to our customers and on the ability of these products and services to satisfy needs of our customers throughout their life cycle, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer to our customers and our ability to offer products and services that meet the customers’ needs throughout their life cycle. In addition, success also depends, to a certain extent, on our ability to continue offering products and services from third parties. However, we cannot ensure that our new products, services and promotional campaigns will be responsive to the needs of our customers or will be successful once offered to our customers, or that they will be successful in the future.

Our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs of our customer, we may lose customer, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the Mexican market, we will be exposed to new and potentially increasingly complex risks, such as conduct and reputational risk in the relationship with customers, and development expenses.

Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

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

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our results, financial condition and prospects.

Changes in our pension liabilities and obligations could have a material adverse effect on us.

We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, and others. The accounting and disclosures are based on IFRS. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial gains or losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long-term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

Any increase in the current size of the funding deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results.

We rely on third parties and affiliates for important products and services.

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

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our affiliates have entered into a number of services agreements, pursuant to which we render services such as administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2020, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.4,532 million, or 15.0% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

Mexican law applicable to public companies and financial institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions, including the requirement that our Board of Directors approve such transactions.

We are likely to continue to engage in transactions with our subsidiaries or affiliates (including our controlling shareholder Banco Santander Parent). While the CNBV has not disagreed with our determinations that the terms of these transactions are “substantially on market conditions” in the past, we can provide no assurances that the CNBV will agree with any of our future determinations. Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our recent and future acquisitions may not be successful and may be disruptive to our business.

We have acquired controlling interests in various companies and have engaged in other strategic partnerships. From time to time, we evaluate acquisition opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition candidates, and we may not be able to acquire promising targets on favorable terms or at all. We base our assessment of potential acquisitions on limited and potentially imprecise information and on assumptions with respect to operations, profitability and other matters that may prove to be incorrect. For example, we face the risk of undisclosed liabilities. Our ability to benefit from any such acquisitions will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. The integration of acquired businesses entails significant risks, including:

●	unforeseen difficulties in integrating operations and systems;
●	inability to modify accounting standards rapidly;
●	problems assimilating or retaining the employees of acquired businesses;
●	challenges retaining customers of acquired businesses;
●	unexpected liabilities or contingencies relating to the acquired businesses, including legal claims;

●	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem-solving; and
●	the possibility of regulatory restrictions that prevent us from achieving the expected benefits of the acquisition.

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

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be impaired, if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no impairment of goodwill was recognized in 2019 or 2020, there can be no assurances that we will not have to recognize any impairment or write-off to the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers on sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

We may be the subject of misinformation and misrepresentations deliberately propagated to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain a false information that may be propagated regarding the Bank, which could have an adverse effect on our results, financial condition and prospects.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management. If we fail to staff our operations appropriately, or lose one or more of our key senior executives or other key employees and fail to replace them in a satisfactory and timely manner, our business, financial condition and results, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

Climate change presents a number of risks, including:

●	Transition risks associated with the move to a low-carbon economy, both at individual and systemic levels, such as through policy, regulatory and technological changes;
●	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers; and
●	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

Should any of these risks materialize, they may introduce additional financial risks, including the following:

●	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
●	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.
●	Operational risks: Severe weather events could directly impact business continuity and operations of both us and our customers.
●	Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results.

Risks Related to Macroeconomic Factors and Market Risk

We are vulnerable to disruptions and volatility in the global financial markets.

Global economic conditions deteriorated significantly between 2007 and 2009, and some countries, including the United States, fell into recession. Some major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions). Although many countries had recovered by the end of 2019, this recovery may not be sustainable for a variety of reasons.

For example, in the past years, volatile oil prices and a continuous reduction in Mexico’s oil production, downward revisions to the sovereign debt rating of Mexico by credit agencies and capital outflows resulting from unexpected policy measures, caused a mild deceleration of the Mexican economy. In addition, in 2020, episodes of intense volatility in the global financial markets mainly linked to the impact of the COVID-19 pandemic caused turbulence in Mexican financial markets. The public health crisis  as well as the confinement measures to contain the spread of the virus caused a sharp drop in economic activity. Although there has been a partial recovery in recent months, there can be no assurance that such recovery will continue, in particular in light of the surge in COVID-19 pandemic cases in the fourth quarter of 2020.

The continuation of these conditions, together with any future downturn in activity in the United States (U.S.), the new U.S. administration’s policies on trade and immigration, and volatility in global financial markets, could have a material adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. The evolution of U.S. monetary policy, and divergent monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we face, among others, the following risks related to the current economic downturn as well as any future economic downturns:

•Reduced demand for our products and services.

•Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

•Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

•The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our allowance for impairment losses.

•The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results.

Despite the partial recovery of the global economy in the second half of 2020 after its unprecedented contraction in the first half of 2020, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results. A further deceleration of the Mexican economy, a slowing of economic activity in the U.S., unexpected impacts from U.S. monetary policy or unexpected changes to economic policy in Mexico would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

In addition, future developments in financial markets with respect to COVID-19 pandemic are highly uncertain and cannot be predicted. A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the interest rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit interest rates could have a material adverse effect on our interest margins and liquidity.

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

Market risk refers to the probability of variations in our interest net income or in the market value of our assets and liabilities due to volatility of interest rates, inflation, exchange rates or equity prices. Changes in interest rates affect the following areas, among others, of our business:

•net interest income;

•the volume of loans originated;

•credit spreads;

•the market value of our securities holdings;

•the value of our loans and deposits; and

•the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of 100 basis points (1%) in market interest rates. As of December 31, 2020, the 1% NIM sensitivity was Ps.317 million.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to recognize losses on sales of our securities or loans. We hold a substantial portfolio of debt securities and loans that have both fixed and floating interest rates.

In addition, we may experience increased delinquencies in a low-interest-rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our results and the value of our assets and liabilities.

We are also exposed to equity price risk in our investments in equity securities in the trading portfolio. The performance of financial markets may cause adverse changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected, which would in turn adversely impact our business.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recognized at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair market value. Any of these factors could require us to recognize negative fair value adjustments, which may have a material adverse effect on our results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-offs could have a material adverse effect on our results, financial condition and prospects.

The retail banking market is exposed to macroeconomic shocks that may negatively impact household income, and a downturn in the economy could result in increased loan losses.

One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our individual loan portfolio, particularly mortgage, payroll and auto loans. The recoverability of retail loans and our ability to increase the amount of loans outstanding, and our results and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. GDP growth in 2013 posted a sharp decline, improved over the subsequent years to a range between 2.1% and 3.3% and then experienced a contraction of -0.3% in 2019 in the context of the change of the Mexican federal government, which led to a significant reduction of public expenditure (particularly public investment) and a series of policy measures that weakened private investment. In 2020, the Mexican economy experienced another significant and unprecedented contraction of 8.5% as a result of the COVID-19 pandemic. We can provide no assurance that GDP growth rates will increase in the future, or that they will not regress further.

Furthermore, because the penetration of bank lending products in the Mexican retail sector historically has been low, there is little basis on which to evaluate how the retail sector will perform in the recovery from the crisis caused by the coronovirus pandemic. Consequently, our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity refers to the ability of a company to make cash payments as they become due. Therefore, liquidity risk is the risk of not having sufficient available financial resources to meet our obligations as they become due or that we can secure them only at an excessive cost. This risk is inherent to any retail and/or commercial banking business and can be heightened by a number of company-specific factors, including over-reliance on a particular source of funds, downgrades in credit ratings or market-wide phenomena such as market dislocations. While we implement liquidity management processes aimed to mitigate and control these risks, unforeseen systemic factors make it difficult to eliminate them completely. Continued constraints in the supply of liquidity, including interbank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on terms acceptable to us.

Our cost of obtaining funding is directly related to the prevailing level of interest rates, general liquidity conditions in the financial system, and to our credit spreads. Increases in interest rates and our credit spreads, or deterioration of general liquidity conditions, can significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes in interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on retail and commercial deposits to fund our lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside of our control, such as general economic conditions and the confidence of depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could significantly increase the amount of deposit withdrawals in a short period, thereby reducing our ability to access deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our results, financial condition and growth prospects.

If wholesale debt financing and related markets cease to be available, or become excessively expensive to us, we may be forced to raise the interest rates we pay on deposits, in order to attract more customers, and/or to sell assets, potentially at discounted prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and the cost of funding.

We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as our main source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future, if deposits are not made in the volumes we expect or if we face a higher than expected churn rate. If a substantial number of our depositors withdraw their demand deposits or do not roll-over their time deposits upon maturity, we may be materially and adversely affected.

Central banks worldwide, including the Mexican Central Bank, have taken extraordinary measures to increase liquidity in the financial markets as a direct response to the COVID-19 pandemic, certain of which we have taken advantage of to bolster our liquidity. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher costs, a reduction in average funding maturities or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Many Mexican banks have suffered severe liquidity problems from time to time. We have not suffered material liquidity problems since the 1995 to 1996 period, when we experienced a significant increase in the cost of funding as a result of the financial crisis in Mexico. During that period, we were able to obtain the required funding, but at a higher cost. While we have not suffered material liquidity problems in recent years, we cannot assure that liquidity problems will not affect the Mexican banking system or that liquidity constraints will not affect us in the future. While we expect to be able to refinance our liabilities, we cannot assure that we will be able to repay our liabilities or refinance our liabilities on favorable terms or at all.

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The Liquidity Coverage Ratio (LCR) is a liquidity standard to measure if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. As of December 31, 2020, our LCR ratio was 207.3%, above the 100% minimum requirement. The Net Stable Funding Ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 2020, the NSFR ratio for the Bank was 132.0%. Both ratios are calculated in accordance with the European Central Bank. When calculated pursuant to the regulatory requirements of the Mexican Central Bank and the CNBV, the Bank’s average LCR for 2020 was 231.1%.

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies evaluate us on a regular basis, and their ratings of our debt are based on a number of factors, including both our financial strength and conditions affecting the financial services industry.

Any downgrade of our debt credit ratings could limit our access to capital markets, would likely increase our borrowing costs, require us to post additional collateral, and could adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain long-term and derivatives transactions and retain our customers, particularly customers who require a minimum rating level in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral of these results of a ratings downgrade, could reduce our liquidity and have an adverse effect on us, including our results and financial condition.

On July 9, 2020, Fitch Ratings affirmed (i) our Long-Term, Foreign and Local Currency Issuer Ratings (IDRs) at BBB+ N.O., (ii) our Short-Term, Foreign and Local Currency IDRs at ‘F2’, and (iii)  our Viability Rating (VR) at ‘bbb-’.

On April 22, 2020, Moody’s affirmed our Adjusted Baseline Credit Assesment at Baa1. Our Senior Unsecured Ratings, both foreign and domestic currency, were downgraded from A3 to Baa1 N.O. Additionally, Moody’s affirmed our long- and short-term counterparty risk assessments (CRAs) at A3(cr) and P-2(cr), respectively.

As part of our funding tools, we rely in part on domestic, peso-denominated issuances, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively. We have not been required to post additional collateral or take other actions under any of our derivative contracts.

Banco Santander Parent’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s Investors Service España, S.A., A stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd (long term bank deposit rating).

However, any downgrade of Spain’s sovereign debt, Banco Santander Parent’s debt and our related downgrades could adversely affect our cost of funding on any further debt issuances in the international capital markets. It is difficult to determine the quantitative impact of a two-notch rating downgrade on our funding costs. However, based on current market intelligence, we estimate the impact could be approximately 35 to 55 basis points for new long-term debt issued in the international capital markets.

While certain potential impacts of these hypothetical downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could differ from the ones estimated for the preceding hypothetical examples, depending on factors including which credit rating agency downgrades our credit rating, the implementation of any actions aimed to reduce cash outflows, and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although our stress tests include funding-related stress-scenarios and we hold liquid assets against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

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

In addition, in connection with Mexican domestic derivative transactions, Mexican courts have had limited experience in dealing with issues related to derivative transactions, as most disputes have typically been resolved through negotiations among Mexican financial institutions. As a result, the outcomes of disputes regarding derivatives transactions reaching the Mexican judicial system are not fully predictable.

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

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by the Bank.

Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of certain benchmarks to alternative rates has begun and will continue over the course of the next few years. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect the Bank’s results.

On July 27, 2017, the Chief Executive of the United Kingdom (UK) Financial Conduct Authority (the “FCA”), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England is publishing a reformed Sterling Overnight Index Average, comprised of a broader set of overnight Sterling money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to Sterling LIBOR. In addition, the Federal Reserve Bank of New York now publishes three reference rates based on overnight U.S. Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate (“SOFR”), which has been recommended as the alternative to U.S. dollar LIBOR. Furthermore, the European Money Market Institute (“EMMI”) announced the discontinuation of the EONIA after January 3, 2022 and that from October 2, 2019 until its total discontinuation it will be replaced by the €STR plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a particular benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Bank. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period; and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. Because the mechanisms for implementation of replacement benchmarks are still under development, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account.

Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, results, financial condition and prospects.

As a retail and commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in Mexico. In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit information companies and other sources. Due to limitations in the availability of information and the developing information infrastructure in Mexico, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for impairment losses may be materially adversely affected.

Risks Related to Government Regulation

Mexican government banking laws and regulations may have a material adverse effect on us.

We are subject to extensive laws and regulations regarding our organization, operations, lending and funding activities, capitalization, transactions with related parties, and taxation and other matters. These laws and regulations impose numerous requirements on us, including the maintenance of minimum credit risk-based, market risk-based and operating-risk capital levels and allowance for impairment losses under Mexican Banking GAAP, prohibited activities, regulation of our business practices and practices relating to risk-profile and sales of securities, regulation on money laundering and its prevention, regulation on derivatives transactions, rates charged, application of required accounting regulations under Mexican Banking GAAP and tax obligations. Many of the applicable laws and regulations have changed extensively in recent years, some with a negative impact on us. There may be future changes in the legal or regulatory system or in the interpretation and enforcement of the laws and regulations, which may have a material adverse effect on us.

On November 1, 2013, the Mexican Congress approved several tax reforms that have become effective. These reforms include changes to the Income Tax Law (Ley del Impuesto sobre la Renta), the Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the Mexican Federal Tax Code (Código Fiscal de la Federación). The tax reforms also repeal the Single Rate Corporate Tax Law (Ley del Impuesto Empresarial a Tasa Única) and the Tax Law on Cash Deposits (Ley del Impuesto a los Depósitos en Efectivo). On November 26, 2013, the Mexican Congress approved a financial reform package that granted broader authority to financial authorities and ordered the Mexican competition authorities to initiate an investigation into the fairness of trade practices in the Mexican financial system. See “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System.”

The Mexican Congress also approved a number of changes to the Mexican Banking Law in recent years. One of the main changes to the Mexican Banking Law was the grant of authority to the SHCP to conduct evaluations of Mexican banks. The SHCP conducts evaluations of Mexican banks through the Guidelines for the Assessment on the Performance of Credit Institutions (the “Guidelines”), which were published in the Federal Official Gazette on December 31, 2014 and the “Strategic Questionnaire”. The SHCP first delivered the “Strategic Questionnaire” to Banco Santander México on October 26, 2015. The Bank filed its response on January 20, 2016.

For each of 2016, 2017, 2018 and 2019, the Bank received “Satisfactory” rating.

On October 26, 2020, the 2020 “Strategic Questionnaire” was provided to be duly completed between February 1, and February 15, 2021. Therefore, on February 15th., 2021, we delivered before the SHCP the “Strategic Questionnaire” duly completed and signed.

Results of evaluations are required to be made publicly available by the SHCP. Negative or deficient results of evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies. It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

We cannot predict the terms that will be included in the evaluation report prepared by the SHCP, particularly in relation to lending to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in Mexico and our financial condition and results.

Given the current environment affecting the financial services sector, and due to the several regulatory changes that have taken place under the auspices of the administration of Mr. Andrés Manuel López Obrador, that came to power as a result of the Mexican general elections held on July 1, 2018, including tax reforms, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect us. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation” for a discussion of the Mexican governmental authorities that regulate us.

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) protects personal data collected and requires that we ensure the confidentiality of information received from customers. We have modified our processes, procedures and systems as required in order to facilitate the implementation of this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. Violations of this law could have a material adverse effect on us, including increasing our operating costs and subjecting us to fines and penalties in the event of violations of the provisions of such law.

In June 2014, the Mexican Supreme Court of Justice (Suprema Corte de Justicia de la Nación) issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge. The mandatory and partly discretionary application of such criteria in the lawsuits affecting our loan portfolio could have a material adverse effect on the interest rates we charge and on our results.

As of the date hereof, the interest rates Mexican banking institutions, including the Bank and regulated multiple purpose financial institutions, which conform the Mexican Financial System, are entitled to the presumption that the interest rates they charge are not usurious. On November 11, 2016, the Mexican Supreme Court of Justice published a separate thesis (tesis aislada) establishing that the interest rates charged on loans made by Mexican banking institutions are not excessive nor usurious, due to the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public.

Additionally, multiple Mexican courts have rendered new judgments that extended judicial powers regarding loan and credit interest rate reductions, which have established a pattern of limiting freedom for negotiating interest rates and their assessment.

Future Mexican government restrictions on interest rates or commissions could have a material adverse effect on us.

In Mexico, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific limit on interest rates or commissions. However, under the Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros), the Mexican Central Bank may issue regulations, and has veto power, in respect of interest rates or commissions, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the COFECE). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates or commissions in the future, as of the date of this Report, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates or commissions we may charge. A large portion of our revenues and operating cash flow is generated by interest rates or commissions we charge to our customers, and any such limitations or additional information requirements could have a material adverse effect on us.

We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints.

As noted above, our business and operations are subject to increasingly significant rules and regulations that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, include allowance for impairment losses under Mexican Banking GAAP and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the Mexican Central Bank and regulatory authorities that authorize, regulate and supervise us.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to our offices and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions, and restricting dividends or bonuses to employees in case of a decrease of regulatory capital. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent or burdensome regulatory fines or sanctions. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling customers considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers.

The regulators could conclude that our products cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Regulations require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities, including the revocation of our authorization and the intervention in our operations. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability. Furthermore, pursuant to a binding Mexican judicial precedent (jurisprudencia), issued by the first circuit of the Mexican Federal Judicial Power in June 2019, and which is binding to judges and collegiate courts in the first circuit, it was ruled that a Mexican banking institution might be deemed to be, under certain circumstances, responsible authority (autoridad responsable) for purposes of a writ of protection (juicio de amparo), provided that a Mexican bank is only deemed to be a responsible authority when (i) it acts in a manner comparable to an authority, (ii) affects rights of individuals, and (iii) acts as determined by a law. As a consequence, the categorization of the Mexican banking institutions, under certain circumstances, as responsible authorities may subject such institutions to the provisions of the Mexican Ley de Amparo (which purpose is to protect human rights and fundamental rights established in the Mexican Constitution, against laws or acts of authority which violate individual guarantees or acts of the federal authority that infringe or restrict the sovereignty of the states), which effects and consequences are still unknown, and may increase the regulatory charges of the Bank.

Claims by COFECE

In April 2017, Banco Santander México was notified by the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or “COFECE” by its Spanish acronymn) of the initiation of an investigation concerning alleged agreements to manipulate prices, limit the offer or the demand, split the market or exchange information in the market for Mexican government bonds, including Cetes, Bonos M (Bono de Desarrollo del Gobierno Federal con Tasa de Interés Fija), Udibonos (Bonos de Desarrollo del Gobierno Federal denominados en Unidades de Inversión) and Bondes D (Bonos de Desarrollo del Gobierno Federal) (“MGBs”). The investigation covered a period between 2006 and 2017. The Bank was investigated along with several other participants in the market in question.

On October 8, 2019, COFECE issued a 600 page report summarizing the results of its investigation into MGBs. The report found that, among other banks and individuals, Banco Santander México and two of its former employees were responsible for monopolistic practices. Following the publication of the report, COFECE referred the matter to its enforcement division, which subsequently initiated an proceeding against Banco Santander México and its former employees, as well as other banks and individuals.

On January 21, 2021, the Bank was notified on the decision of COFECE to fine, for a total of Ps.28.8 million, seven banks (with Ps.0.6 million of the fine corresponding to Banco Santander Mexico), for allegedly participating in monopolistic practices in the secondary markets for government bonds. Banco Santander México has not accepted these allegations nor admitted fault and will appeal to federal courts in order to legally dispute these allegations.

Among the corrective measures, COFECE has determined that the shareholders of Promoción y Operación, S.A. de C.V.(PROSA) sell, at least, 51% (fifty-one percent) of the shares representing their capital stock that grant voting rights (equity and corporate rights), by placing unlisted shares on the market. For now, the procedure to be followed began, within which there are 45 business days to offer evidence, a term that expires in March 2021. The COFECE’s opinion it is not definitive and conclusive, we expect that COFECE will issue its Definitive Resolution on June 2021 and such resolution could be defended in court, such procedure could take until a year, after that, the resolution could be considered final and definitive.

Antitrust Class Action Filed in NY

A putative class action filed in New York federal court by two U.S. pension funds on March 30, 2018, alleges that the Bank, along with other members of the Santander Group including Santander España, violated U.S. antitrust laws by conspiring with other major financial institutions, including Banco Bilbao Vizcaya

Argentaria (BBVA), J.P. Morgan, HSBC, Barclays, Deutsche Bank, Bank of America and Citi, to rig auctions and fix prices of MGBs, allegedly inflating prices.

In particular, the complaint alleges that the defendants: (1) rigged MGB auctions through collusive bidding and information sharing; (2) sold MGBs purchased at auction at artificially higher prices; and (3) agreed to fix the "bid-ask spread" artificially wider, overcharging and underpaying customers in every MGB transaction by suppressing the "bid price" at which the defendants offered to buy MGBs and increasing the "ask price" at which they offered to sell. The complaint further alleges that these activities resulted in MGB prices being between 20% and 50% higher than they otherwise would have been in a competitive market.

According to the complaint, the alleged conspiracy came to light following an April 2017 announcement that the COFECE had uncovered evidence of anticompetitive behavior in the MGB marketplace.

In addition, the Manhattan and Bronx Surface Transit Operating Authority Pension Plan and the Metropolitan Transportation Authority Defined Benefit Pension Plan Master Trust, filed a second putative antitrust class action in New York federal court alleging the Bank along with other members of the Santander Group conspired with other financial institutions to fix MGB auctions and purchase prices. These actions were consolidated into one case.

As mentioned above, on October 8, 2019, COFECE issued its report determining that the alleged antitrust practices were probably executed by two former employees of Santander Mexico. Following the publication of COFECE’s report, the plaintiffs asked the court to extend their deadline to file an amended complaint until December 9, 2019. On October 1, 2019, the court dismissed the complaint based on the fact that the plaintiff had not filed a claim. However, the plaintiffs filed an amended complaint thereafter. We filed our defense.

On November 30, 2020, the Court resolved the case dismissing the complaint due to lack of jurisdiction. This decision is not final, since it may be appealed by the Plaintiff.

In case of an appeal, while the Bank does not currently anticipate incurring any liability in connection with this class action, it is not possible to predict its final outcome and any adverse finding or penalty imposed could have a material adverse effect on our reputation, financial condition or results.

We may be required to make significant contributions to the IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico. Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets. Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding. We contributed to IPAB Ps.2,631 million in 2016, Ps.2,894 million in 2017, Ps.3,134 million in 2018, Ps.3,353 million in 2019 and Ps.3,859 million in 2020. In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant. Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

We are subject to Mexican regulatory inspections, examinations, inquiries or audits, and future sanctions, fines and other penalties resulting from such inspections and audits, including the revocation of Banco Santander México’s banking license, could have a material adverse effect on us.

We are subject to comprehensive regulation and supervision by Mexican regulatory authorities, such as the Mexican Central Bank, the CNBV and the SHCP. See “Item 4. Information on the Company—B.

Business Overview—The Mexican Financial System.” These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including changes to capital adequacy and allowance for impairment losses requirements under Mexican Banking GAAP, the activities we may and may not conduct (including limitations on derivative transactions), supervision of compliance with rules relating to secrecy, the imposition of anti-money laundering measures and the authority to regulate the terms of products, including the interest rates we charge and the fees we collect in exchange for services. Moreover, Mexican financial regulatory authorities possess significant powers to enforce applicable regulatory requirements, including the imposition of fines, requiring that new capital be contributed, inhibiting us from paying dividends to shareholders or paying bonuses to employees, or the revocation of licenses to operate our business (including our banking or broker-dealer licenses). In the event that we encounter significant financial problems or become insolvent or in danger of becoming insolvent, Mexican banking authorities would have the power to take over our management and operations. Pursuant to the Law for the Protection and Defense of Financial Services Users, the CONDUSEF is entitled to, among other things, initiate class actions against Mexican financial institutions in connection with events of any nature that affect groups of users of financial services. Likewise, COFECE is entitled to initiate investigations on the commercial practices relating to equity markets within the Mexican Financial System, as well as to impose certain penalties provided for by law. See ”Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

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

As a result of such expansion, COFECE has the ability to initiate investigations on the equality of commercial practices within the Mexican Financial System, as well as to impose fines and penalties established in the laws applicable to COFECE. On January 16, 2014, COFECE formally began an investigation of the Mexican financial sector. As part of the financial reform that became effective as of January 2014, COFECE was instructed by the Mexican Congress to investigate the competition in the Mexican financial sector. On July 9, 2014, COFECE published its full investigation work paper and its official report pursuant to which COFECE reported the background, considerations and general concepts of the Mexican financial sector used for the investigation and issued 36 recommendations for the improvement of competition in the industry. Although such recommendations are not legally binding, COFECE has authority to begin, at any time, a specific investigation for alleged antitrust practices by any financial institution, including us, which could have a material adverse effect on our reputation, business, financial condition or results of operation. As of the date of this Report, no such investigations have commenced.

We may not be able to detect or prevent money laundering and other illicit activities fully or on a timely basis, which could expose us to additional liabilities and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer’s identification file, account and transaction information up to date and implement effective financial crime policies and procedures detailing what is required to fulfill these responsibilities. We are also required to conduct an AML training at least once a year for our employees and to report suspicious transactions and activities to the local authority.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. In order to comply with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel are required.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds.

Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding of effective controls and monitoring, which in turn requires on-going changes to  AML systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As one of the largest Mexican banks and a member of a global banking group through Banco Santander Parent, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances in which we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. When we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of having breached or being associated with breaches of AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our results, financial condition and prospects.

Any such risks could have a material adverse effect on our results, financial condition and prospects.

See also “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

Risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions, we receive, manage, process, hold and transmit proprietary and sensitive or confidential information, including personal information of customers and employees in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential or sensitive personal data and other information using our computer systems and networks or those of our third party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Cybersecurity incidents and data losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events or actors that interrupt normal business operations. We also face the risk that the design of our cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data and/or customer records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

Although we work with our customers, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current response to the COVID-19 pandemic and the shift we have experienced in having most of our employees work from their homes for the time being, as our employees access our secure networks through their home networks. Although we had taken measures prior to the COVID-19 pandemic to strengthen our internal controls around remote work, if we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV. As a result of our internal strategies for protection against data incidents, data breach incidents during 2020 were timely detected in the Electronic Banking and ATM platforms. Those incidents were contained and actions were taken to prevent recurrences, including the development of continuous monitoring schemes to detect threats before they could be materialized.

According to local regulations, those incidents have been reported to the local regulator, although they are not expected to have a material adverse effect on our business. As of the date of this Report, we have not experienced information security problems and we have not had to report any such events to the CNBV.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our and our third-party vendors’ systems, software and networks, nevertheless may be vulnerable to disruptions and failures caused by unauthorized access or misuse, computer viruses, disability devices, phishing attacks or other malicious code, fire, power loss, telecommunications failures, employee misconduct, human error, computer hackers, and other events that could have a security impact on us. An interception, loss, misuse or mishandling of personal, confidential or proprietary information sent to or received from a customer, employee, vendor, service provider, counterparty or other third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.

We have seen in recent years computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers or other affected individuals. If we fail to effectively manage our cybersecurity risk, including by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our results, financial condition and prospects, including through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against the national critical infrastructure, such as telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack.

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our results, financial condition and prospects. Further, our business is exposed to risk from employees’ potential non-compliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities.

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

Any cybersecurity or data breach incident that we experience could result in claims by our customers or class action litigation, which could lead to a loss of consumer trust,  negatively impact our reputation and lead to loss from legal and regulatory proceedings.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2020, we have set aside Ps.1,898 million (U.S.$95.3million) as provisions for these legal actions (including tax-related litigation). For more details on provisions for tax and legal matters, see Note 24.a to our audited financial statements included elsewhere in this Report. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our results for a particular period.

We are subject to extensive regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition.

The effective management of our capital position is important in operating our business, continuing our organic growth and implementing our business strategy. However, changes to the regulatory capital framework or other present and future changes that limit our ability to manage our balance sheet effectively, or to access funding on commercially acceptable terms, may cause a material adverse effect on both our financial condition and regulatory capital position.

As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses. The statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and application of those laws and regulations by regulators is also subject to change. The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity. These and other regulatory reforms adopted or proposed in the wake of the previous financial crisis or resulting from subsequent events in Mexico, the United States or worldwide have increased and may continue to materially increase our operating costs and negatively affect our business model. Furthermore, regulators have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be domestic systemically important institutions. Additionally, the volume, granularity, frequency and scale of regulatory and other reporting requirements demands a robust and transparent data-management strategy to enable consistent aggregation, and reporting of financial and operational information. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

For example, regulators are able to restrict the payment of dividends by financial institutions such as the Bank and in response to the COVID-19 pandemic, the SHCP through the CNBV issued a recommendation that banking institutions not pay dividends to shareholders in 2020. Banco Santander Mexico did not pay dividends in 2020.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in a significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products or services, affect the value of assets we hold, require us to modify our prices and therefore reduce demand for our products or services, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for impairment losses under Mexican Banking GAAP. Such regulators may require us to increase our allowance for impairment losses or to recognize further credit losses for Mexican Banking GAAP purposes. Any such additional allowance for impairment losses under Mexican Banking GAAP, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition for Mexican Banking GAAP. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with: (i) a 2.5% capital conservation buffer, (ii) a 1.20% domestic-systemically important bank supplement (which corresponds to all banks that fall in the Grade III category), and (iii) a counter-cyclical capital buffer (currently at 0.0%), that combined add up to an 11.7% capital requirement. Any failure by us to maintain this minimum will result in administrative actions and/or sanctions which may affect our ability to fulfill our obligations, including losing our banking license. As of December 31, 2020, the Bank mantains capital indices above regulatory levels.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our results, financial condition and growth prospects.

In response to the 2008 financial crisis, the Basel Committee issued comprehensive changes to its regulatory capital standards as part of a comprehensive capital and liquidity framework, known as Basel III. The Basel III framework includes heightened capital standards reflecting increases in both the quality and quantity of the regulatory capital base and enhancements to the risk coverage of the capital framework. The Basel III minimum risk-based capital ratio standards require a minimum ratio of 8% over total risk-weighted assets from which a minimum of 4.5% concerns Ordinary Level 1 Capital over total risk-weighted assets and a minimum of 6% Total Capital Level 1 (Ordinary Level 1 Capital plus Additional Level 1) over total risk-weighted assets. In addition to these minimum capital requirements, the Basel III capital standards also include capital buffers that must be maintained above the minimum capital requirements in order to avoid corrective measures from CNBV. These capital buffers include, on a fully phased-in basis, a 2.5% capital conservation buffer, a variable surcharge of up to 2.25% for certain global systemically important banks and a countercyclical buffer of up to 2.5% (during excessive credit growth periods). Basel III also introduces a leverage ratio for institutions as a backstop measure, to be applied alongside the risk-based regulatory capital requirements. The Basel III capital standards are intended to be implemented at a national level subject to transitional arrangements, with the principal requirements being phased in from January 2013 to January 2019 and the remaining requirements fully effective in 2022. After the 2010 publication, the Basel III capital standards have continued to evolve, with the Basel Committee issuing new standards on, among other things, the measurement of risk-weighted assets for counterparty credit risk, exposures to central counterparties and market risk.

The CNBV issued amendments to the capital requirements, which became effective on January 1, 2013 and implemented the Basel III capital standards in all material respects.

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and the Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR standard, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard was January 1, 2018. The CNBV and Mexican Central Bank have not issued its final definition of the NSFR based on the guidelines approved by the Basel Committee in October 2014.

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

Our LCR levels exceeded 100% throughout 2020, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette the “General Liquidity Requirements for Banking Institutions” as per the guidelines established by the Banking Liquidity Regulation Committee on October 17, 2014 (the “General Liquidity Requirements”). The effective date of the General Liquidity Requirements was January 1, 2015.

On December 31, 2015, the CNBV published in the Federal Official Gazette, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

In 2012, the Basel Committee established a Regulatory Consistency Assessment Program through which it monitors, assesses and evaluates national regulators’ implementation of regulations and the Basel Committee’s standards. The Basel Committee issues reports on individual countries, presenting findings on each country’s adoption of the risk-based capital standards. In response to these findings, some national authorities have developed modifications to their regulations to more closely align their regulations with the Basel Committee’s standards.

In consideration of the Basel Committee’s assessment of Mexico’s implementation of the Basel III framework, the CNBV modified the risk-based capital rules in six specific areas.

During 2015, the CNBV and the Mexican Central Bank modified general regulatory dispositions related to operational risk, counterparty risk, market risk and credit risk, including the following modifications:

●	Operational risk: on December 16, 2016 the CNBV approved our request to use the Alternative Standardized Approach (ASA) to estimate and report, from November 2016 onwards, the capital requirement for operational risk.
●	Counterparty risk: a risk exposure was incorporated to account for the future potential increase of transactions with derivatives and departure from their actual value. The focus on capital requirements

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
●	Market risk: a new capital requirement was established for short trading positions, along with a capital requirement for transactions with options which consider changes on value (gamma) and market volatility (vega). A capital requirement was also set for merchandise, and gold was included in the currencies capital requirements. On the other hand, capital requirements for liquidation on stock positions were eliminated, and specific market capital requirements were adjusted to 8% considering the correlation of the portfolio with the market.
●	Credit risk: criteria to determine the credit risk applicable to various levels of exposure to financial entities, corporations and stocks were modified. For internal ratings-based (IRB) approach models, the following requirements were modified: a loss severity of 10% for mortgage loans, changes in the default definition for restructured credits and additional requirements to the interim models certification test.
●	There is a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs, and more stringent requirements to hold liquid assets and stable funding sources may materially affect our lending business as we may be required to maintain a larger liquidity buffer or more stable funding sources, thereby reducing future profitability.

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. We are currently in compliance with this requirement. Such ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

●	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
●	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
●	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.
●	An add-on for the potential exposure of securities financing transactions.

In accordance with the aforementioned regulatory requirements set forth by the CNBV, banking institutions must publish their leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2020 was 7.39%, as of November 30, 2020 was 7.27%, as of October 31, 2020, was 7.08%, as of September 30, 2020 was 6.82%, as of June 30, 2020 was 6.53%, as of March 31, 2020 was 6.53%, and as of December 31, 2019 was 7.02%.

Changes in taxes and other fiscal assessments may adversely affect us.

The Mexican government regularly enacts reforms to tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing loan portfolio.

Risks Related to our Operations and Controls Regulation

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•manage efficiently the operations and employees of expanding businesses;

•maintain or grow our existing customer base;

•assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

•finance strategic investments or acquisitions;

•align our current information technology systems adequately with those of an enlarged group;

•apply our risk management policy effectively to an enlarged group; and

•manage a growing number of branch offices without over-committing management or losing key personnel.

Any failure to manage growth effectively could have a material adverse effect on our results, financial condition and prospects.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology infrastructure on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive and improve the way we provide financial services to our customers. For 2021, 62.3% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

In addition, the Mexican government is increasingly focused on data breaches and other information technology risks and may implement new regulations in the future. A failure to successfully implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of our results and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts, which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include fair value measurement and disclosures of financial instruments, allowance for impairment losses and provisions for off-balance sheet risk, recognition and measurement of deferred tax assets, goodwill and business combinations, impairment of goodwill, defined benefit plan, provisions and contingent liabilities, the lease term and the discount rate for leases as a lessee.

The valuation of financial instruments measured at fair value can be subjective, in particular where models use significant inputs not observable in market data. Given the uncertainty and subjectivity associated with valuing such instruments, it is possible that the results and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgments, estimates and assumptions we use in preparing our audited financial statements are subsequently found to be incorrect, there could be a material effect on our results and a corresponding effect on our funding requirements and capital ratios.

We prepare our financial statements in accordance with IFRS, and these financial statements are not directly comparable to the financial statements that we have historically prepared and that we will continue to prepare in accordance with Mexican Banking GAAP. In addition, some of the financial data presented in this Report are not easily comparable from period to period.

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 presented in this Report has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our audited financial statements included elsewhere in this Report. IFRS 9 was adopted as of January 1, 2018, establishing a new impairment model of expected credit loss and making changes to the classification and measurement requirements for financial assets and financial liabilities. As of January 1, 2019, the Bank adopted IFRS 16, which replaced existing lease guidance. Changes in accounting standards can materially impact how we recognize and report our financial condition and results, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

In the past, we have identified material weaknesses in our internal control over financial reporting. If we identify material weaknesses in the future, investor confidence in the Bank and the market price of our shares and ADSs may be adversely affected.

While we concluded in our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 that our internal control over financial reporting was effective, if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operation and cash flows.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Bank in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Risks Relating to Mexico

Adverse economic conditions in Mexico could have a negative effect on us.

We are a banking institution, and substantially all of our operations and assets are in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, price instability, inflation or deflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. The economy of Mexico has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economy to which we lend.

A substantial amount of our loans is to customers doing business in Mexico. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results and financial condition in general, are dependent to a significant extent on the level of economic activity in Mexico. Our results and financial condition could be affected by changes in economic or other policies of the Mexican government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Mexico.

Negative and fluctuating economic conditions, such as a changing interest rate environment, affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in Mexico could also result in government defaults on public debt. This could affect us in two ways: directly, through loan portfolio losses, and indirectly, through the instability that a default in public debt could cause to the economy in general and the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in Mexico. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank, in 2016, GDP increased 2.9% and inflation reached 3.4%. In 2017, GDP increased 2.1% and inflation reached 6.8%. In 2018, GDP increased 2.1% and inflation reached 4.8%. In 2019, GDP decreased -0.3% and inflation reached 2.83%. In 2020, GDP decreased 8.5% in the context of the COVID-19 pandemic and inflation reached 3.15%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury Bills (Cetes) averaged approximately 4.2%, 6.7%, 7.6%, 7.9% and 5.3% for 2016, 2017, 2018, 2019 and 2020, respectively. Relative to the U.S. dollar, the peso depreciated by 19.5% in 2016, appreciated by 4.6% in 2017, appreciated by 0.05% in 2018, appreciated by 4.02% in 2019 and depreciated by 5.6% in 2020, closing at Ps.19.9087 per U.S.$1.00 on December 31, 2020, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

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

Political decisions in Mexico could have a material adverse effect on us.

The Mexican government exercises considerable influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, changes in the financial, governance and operating structure of Petróleos Mexicanos (PEMEX) and Comisión Federal de Electricidad (CFE), including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Mexico held general elections on July 1, 2018. At the federal level, Mexican citizens elected a new president, 500 members of the Chamber of Deputies and 128 members to the Senate, in addition to thousands of state and municipal positions. In total, more than 3,400 elected positions were voted on, making the 2018 election unprecedented in its scope and impact on Mexico’s political landscape. Andrés Manuel Lopez Obrador of the Morena-Partido Encuentro Social-Partido del Trabajo coalition received over 53% of the vote in the presidential election, more than double the total of his closest rival, and became the 58th president for a period of almost six years that started on December 1, 2018. The Morena party also gained an absolute majority in both chambers of Congress and obtained a majority in 17 of the 32 local legislations. As a result of this majority obtained in the 2018 elections, the Morena party has a strong mandate in both the executive and legislative branches, both at federal and state levels.

Since taking office, Andrés Manuel Lopez Obrador government’s stance regarding macroeconomic policy has been mostly pro-stability with an explicit emphasis on the importance of Mexican Central Bank’s autonomy and balanced public finances, as shown by the reluctance to increase public spending even in the face of the COVID-19 pandemic. While some measures in specific sectors, including energy and infrastructure, have generated uncertainty and led to weaker private investment and overall growth, the response of financial markets to macroeconomic policy has been favorable, as illustrated by a significant reduction of inflation, lower interest rates and a stability of the peso relative to other emerging market currencies.

During 2020, in the midst of an uncertain economic environment given the COVID-19 pandemic, a modest economic support package and concerns regarding PEMEX’s financial conditions, all three major credit rating agencies downgraded Mexico’s sovereign rate, although they maintained its investment grade rating in all cases. Moody’s downgraded Mexico’s rating from A3 to Baa1 with negative outlook; S&P downgraded Mexico’s rating from BBB+ to BBB with negative outlook; and Fitch downgraded Mexico’s rating to BBB- with stable outlook. In November, Fitch reaffirmed the rating and the outlook for Mexico´s sovereign debt.

The Bank also has exposure to the electricity industry. In the past, the Bank has been a main participant in the funding and development of renewable energy projects. However, the current administration does not endorse energy reform and has made funding such projects more difficult. Any changes in regulations in the energy and electricity industries that negatively impacts our customers may have a material adverse effect on our results and financial condition.

In June 2021, Mexico will hold federal elections for 500 members of congress, 16 state governors as well as local members for congress and city halls. Any change in the governing party's control over the congress may lead to further uncertainty and could have a material adverse effect on us. We cannot provide any assurance that future political events in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results.

Developments in other countries may affect us, including the prices for our securities.

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and results. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis.

In addition, in recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse change in U.S. trade or other policy with respect to Mexico or change in the U.S. economy, such as higher interest rates or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican Economy. In particular, monetary policy in the United States and the U.S. administration’s policies on trade and immigration, particularly towards Mexico, have led to episodes of volatility of the peso/dollar exchange rate. The relative strength or weakness of the U.S. dollar against other currencies, including the Mexican peso, may also impact the growth of the national manufacturing sector, thus affecting economic activity in Mexico, as well as domestic prices and inflation. Thus, we cannot assure that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

As a majority subsidiary of our controlling shareholder, Banco Santander Parent, significant aspects of our strategy, infrastructure and capital funding are dependent on our controlling shareholder. Although our controlling shareholder has a significant presence in various markets around the world, its results are materially affected by conditions in the capital markets and the economy generally in Europe, Latin America and the United States. Accordingly, a significant decline in general economic conditions in Europe, Latin America or the United States, whether caused by recession, inflation, unemployment, changes in securities markets, acts of terrorism or other occurrences, could impact our controlling shareholder, and, in turn, have a material adverse effect on our financial condition and results.

The volatility in peso exchange rates and interest rates in Mexico could have a material adverse effect on our business.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2020, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$3.7 million (Ps.73.1 million) and U.S.$0.6 million (Ps.12 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on our business, including our results.

Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our customers or affecting our results when measured in U.S. dollar terms. In addition, severe depreciations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on us.

Negative economic conditions and volatility in global financial markets, mainly due to the COVID-19 pandemic and the response to it, fluctuations in oil and commodity prices, geopolitical conflicts, slow economic activity in advanced and emerging markets, uncertainty about interest rates in the United States and episodes of heightened risk aversion have translated into high volatility in international and domestic markets recently.

As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, at the end of 2017, the peso had appreciated to Ps.19.66 pesos per U.S.$1.00 from Ps. 20.62 at the end of 2016 and as of December 31, 2018, the peso appreciated slightly to Ps.19.65 per U.S.$1.00. As of December 31, 2019, the peso again appreciated to Ps.18.86 per U.S.$1.00. As of December 31, 2020, the peso depreciated to 19.9087 per U.S.$1.00.

The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has occasionally implemented measures to limit the volatility of the peso, including auctions of U.S. dollars in the foreign exchange market and regulating hedges of foreign currency-denominated liabilities of Mexican banks. However, we cannot assure that such measures will be put in place if new episodes of volatility materialize, or that they will be effective if they are implemented, or how such measures would impact the Mexican economy.

Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets. While the Mexican government does not currently restrict, and for several decades has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future. Accordingly, fluctuations in the value of the peso against the U.S. dollar could have a material adverse effect on us.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations in the value of the peso, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. Such peso depreciations also will likely affect our revenues and results when measured in U.S. dollar terms and the market price of the ADSs. Exchange rate fluctuations would also affect the U.S. dollar equivalent value of any cash dividends paid in pesos and other distributions that we pay in pesos in respect of the Series B shares.

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

Mexico has experienced a significant increase over the past few years in violence related to illegal drug trafficking. This increase in violence has had an adverse impact on economic activity throughout Mexico. Also, social instability in Mexico or adverse social or political developments in the country could adversely affect our ability to conduct our business and offer our services and our ability to obtain financing. We cannot assure that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico’s economy or on us.

Furthermore, illegal activities have resulted in more detailed and comprehensive anti-money laundering rules and an increased supervision of such activities by Mexican regulators, which have affected the way in which we conduct our foreign-currency cash business and have resulted in a requirement to enhance our systems and the reinforcement of our compliance measures. If we fail to detect and report anti-money laundering activities, we may be subject to fines and penalties and which may have an adverse impact on our business and results.

The Mexican government has exercised, and continues to exercise, considerable influence over the Mexican economy, including to control inflation. This involvement, together with Mexico’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

The Mexican government frequently intervenes in the Mexican economy and occasionally makes significant changes in policies and regulations. The Mexican government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports. The government has also enacted, and may continue to enact measures to contain the spread of the COVID-19 pandemic, which have affected and may continue to affect our operations and results. See “Risks Associated with Our Business–Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic”. Our business, financial condition and results, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

●	interest rates;
●	exchange rates and controls and restrictions on the movement of capital out of Mexico;
●	reserve requirements;
●	capital requirements;
●	currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	restrictions on our operations due to public health concerns; and
●	tax and regulatory policies.

Mexico has experienced high rates of inflation in the past and has therefore implemented monetary policies that have resulted in high nominal interest rates. The Mexican government’s measures to fight inflation, principally through the Mexican Central Bank, have had and may in the future have significant effects on the Mexican economy and our business. Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict Mexico’s growth and the availability of credit, reduce our loan volumes and increase our impairment losses. Conversely, more lenient government and Mexican Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

Although the Mexican government has implemented what we consider to be relatively sound macroeconomic policies over the past few years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Mexico and to heightened volatility in the Mexican securities markets and in the securities issued abroad by Mexican issuers. These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

Exposure to Mexican government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2020, approximately 24% of our total assets and 77% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We and all of our subsidiaries are organized under the laws of Mexico. Our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

Additionally, investors may experience difficulty in Mexico enforcing foreign judgments obtained against us and our executive officers, directors and controlling persons, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Mexican counsel, there is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See “Enforcement of Judgments.”

Risks Relating to the ADSs and Our Series B Shares

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken.

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

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns directly and indirectly 91.64% of our common stock (including Series B and Series F shares) through its 100% ownership of Grupo Financiero Santander México and its direct ownership of a significant percentage of our Series B shares. Due to its share ownership, our controlling shareholder has the ability to control us, including the ability to:

●	elect the majority of the directors and exercise control over Banco Santander México and subsidiaries;
●	cause the appointment of our principal officers;
●	declare the payment of any dividends;
●	agree to sell or otherwise transfer its controlling stake in us; and
●	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and disposals of assets and issuance of additional equity securities, if any.

We follow Banco Santander Parent’s Group-Subsidiary Governance Model and Guidelines for Subsidiaries, which were updated and simplified in 2019 and 2020 and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020 and January 28, 2021, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.”

The interests of Banco Santander Parent may differ from our interests or those of our other shareholders, and the concentration of control in Banco Santander Parent will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.

Except in certain circumstances (including a follow-on public offering), under Mexican law, if we issue new shares of common stock as part of a capital increase, we generally grant our shareholders the right to subscribe and pay for enough shares to maintain their existing ownership percentage. Rights to subscribe and pay for shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of our Series B shares or ADSs in the United States to exercise any preemptive rights in any future capital increase, unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. Similar restrictions may apply to holders of our Series B shares or ADSs in other jurisdictions. We cannot assure that we will file a registration statement with the SEC or any other regulatory authority, or that an exemption from registration will be available to allow holders of our Series B shares or ADSs in the United States or any other jurisdiction, to participate in a preemptive rights offering. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, and any other factors, that we consider important to determine whether we will file such a registration statement. Under Mexican law, sales or other transfers by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders is not possible. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights.”

Holders of ADSs may be unable to exercise voting rights with respect to the Series B shares underlying their ADSs at our shareholders’ meetings.

We will not treat holders of ADSs as our shareholders and they may not be able to exercise shareholder rights. The depositary is the holder of the Series B shares underlying the ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Series B shares will receive notice of shareholders’ meetings generally through publications in newspapers of wide distribution in Mexico and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the way in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares. The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

●	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;
●	distributions on the Series B shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the pesos received into U.S. dollars, or while it holds the pesos, you may lose some or all of the U.S. dollar value of the distribution;
●	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and
●	the depositary may take or be required to take actions under the deposit agreement that may have adverse consequences for some ADS holders in their particular circumstances.

As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Mexican Corporations Law (including specific laws that regulate us as a bank) which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Mexico. Under

Mexican Corporations Law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Mexico. For example, under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those existing in the United States and certain other jurisdictions.

Actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders’ derivative suits, which benefit us (as the affected company) rather than affected shareholders directly. Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in Mexico than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States. The duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law and have not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain. Although Mexico recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits. There has not been a considerable number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action. As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

Although Mexican Corporations Law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Mexico, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

Certain provisions of Mexican law and our bylaws impose limitations on the trading of our securities and may delay or limit a change of control of Banco Santander México.

In accordance with the LIC, LMV and our by-laws, any person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, acquire our Series B shares, in terms of article 17 of the LIC. In case any person(s) or entity(ies) intend to acquire directly or indirectly more than 5% (five percent) of our Series B shares or grant a guarantee on the shares representing such percentage, the prior authorization of the CNBV is required. In case a person or a group of persons (shareholders or not) intend to purchase 20% (twenty percent) or more of our Series B  shares or to obtain the Bank’s control, the prior authorization of the CNBV is required.

Additionally, the persons who acquire or transfer Series B shares for more than 2% (two percent) shall give notice to CNBV within 3 (three) business days following the purchase or the transfer and any person that,  directly or indirectly, purchases 30% or more of our Series B shares, through one or more transactions, simultaneous or successive, shall be obliged to carry out the acquisition by means of a mandatory public offering, in terms of article 98 of the LMV.

Foreign governments shall not participate, directly or indirectly, in the Bank’s capital stock, except in cases provided for by article 13 of the LIC.

The aforementioned provisions may delay or limit a change of control of Banco Santander México or a change in our management.

There may be a lack of liquidity and market for our shares and ADSs.

Prior to our merger with our Former Holding Company, there was no public market for our ADSs and substantially no liquidity of our Series B shares. Since our merger, our ADSs have been listed and traded on the NYSE under the symbol “BSMX” and our Series B shares have been listed and traded on the Mexican Stock Exchange under the symbol “BSMX”. As December 31, 2020, we had 6,786,994,357 shares of common stock outstanding, including 3,322,685,212 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Moreover, there can be no assurance that a liquid trading market for our Series B share will continue to exist. On September 17, 2019, Banco Santander Parent completed an exchange offer to acquire all of our issued and outstanding Series B shares (including ADSs representing such shares) (the “Exchange Offer”). As a result of the Exchange Offer, only 8.35% of our Series B shares are held by the public (i.e., shareholders other than Banco Santander Parent), including our Series B shares that are representing by ADSs trading on the NYSE. The Exchange Offer further reduced the liquidity and market for our shares and ADSs.

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

The relative volatility and illiquidity of the Mexican securities markets may substantially limit ADS holders’ ability to sell the Series B shares underlying the ADSs at the price and time they desire.

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

Shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages and losses to us, may be held liable for such damages and losses, but only if the transaction would not have been approved without the favorable vote of such shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Conflicts of Interest.”

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are the second-largest bank in Mexico based on total assets, the third-largest based on total loans and net profit and the fourth-largest based on deposits, as of December 31, 2020, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, and securities underwriting. Our main subsidiaries are: (i) Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, and (ii) Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico. Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx. None of the information contained on our website is incorporated by reference into, or forms part of, this Report.

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

In 1990, the Mexican Constitution was amended to permit the total reprivatization of Mexican commercial banks, and the Mexican government enacted the Mexican Banking Law, which led to the reprivatization of such banks starting in 1991. As part of this banking privatization process, in 1992, Grupo Financiero InverMéxico acquired Banco Mexicano Somex, which then took the corporate name of Banco Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero InverMéxico.

In 1992, Grupo Financiero Serfin was incorporated following the acquisition of Banca Serfin by Operadora de Bolsa.

In 1997, Banco Santander Parent acquired Grupo Financiero InverMéxico, which became Grupo Financiero Santander Mexicano. Banco Mexicano later became Banco Santander Mexicano. In May 2000, Banco Santander Parent acquired Grupo Financiero Serfin, which was merged into Grupo Financiero Santander Mexicano and changed its corporate name to Grupo Financiero Santander Serfin. In 2001, Banco Santander Mexicano adopted the corporate name of Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin.

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

On December 23, 2010, Banco Santander México entered into a stock and assets purchase agreement to acquire the residential mortgage business of General Electric Capital Corporation and its subsidiaries, or GE Capital, in Mexico, or the GE Capital mortgage business. The transaction closed on April 29, 2011. The acquisition made us the second-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2011, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Banco Santander México obtained shareholder approval on September 12, 2012 to change its name to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and such name change was subsequently authorized by the CNBV.

In November 2013, Banco Santander México completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada, or ING Hipotecaria, a subsidiary of ING Group. Prior to the acquisition, ING Hipotecaria provided mortgage-related products and services to more than 28,000 customers and operated 20 branches throughout Mexico. Since the acquisition, all of the branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency.

On December 13, 2013, ING Hipotecaria obtained shareholder approval to change its name to Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, or Santander Vivienda. In February 2014, Santander Vivienda obtained the permits required to change its legal name.

On November 26, 2014, we entered into an agreement to acquire a non-revolving consumer loan portfolio from Scotiabank Inverlat. The acquisition was completed in April 2015 after obtaining the applicable regulatory approvals. The acquired portfolio consists of 39,252 loans with a face value of Ps.3,179 million and a fair value of Ps.3,002 million.

On July 24, 2015, Banco Santander Parent made us an offer to purchase our custody business, which we accepted.

In August 2016, Banco Santander Parent received the authorization of the Mexican authorities for the incorporation and operation of Banco S3 México, S.A., Institución de Banca Múltiple (“Banco S3 México”), an entity to be focused on the specialized business of deposit, custody and management of securities and cash in Mexico.

On December 21, 2016, by means of note UBVA/093/2016, the SHCP approved the merger of our subsidiaries Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México and Santander Holding Vivienda, S.A. de C.V., both as merged entities and Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México as merging company. The merger was effective January 1, 2017.

On October 5, 2017, the SHCP authorized the incorporation of a new company called Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Inclusión Financiera) as a subsidiary of the Bank, the main activity of which is granting credits to low income creditors. The aim of this subsidiary is to achieve a social impact through a competitive offer in the sector of microcredits.

On December 8, 2017, the shareholders of the Bank approved the merger of the Former Holding Company with and into the Bank, with the Bank as the surviving company (the “Merger”) and by official letter UBVA/077/2017 dated December 13, 2017, the SHCP authorized the Merger. On December 8, 2017, the Bank and the Former Holding Company entered into a merger agreement, which became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, upon the filing of the resolutions of the shareholders of the Bank and the Former

Holding Company approving the Merger and the filing of the merger agreement in the Public Registry of Commerce in Mexico, the Merger became effective before third parties.

Immediately following the effectiveness of the Merger before third parties, (i) Banco Santander Parent contributed all of the shares of the Bank held by it as a result of the Merger to a new holding company, Grupo Financiero Santander México, S.A. de C.V., and (ii) the Bank sold all of the shares of Casa de Bolsa held by it as a result of the Merger to its new holding company, Grupo Financiero Santander México, S.A. de C.V. As a result of the Merger, the Former Holding Company’s Series B shares were delisted from the Mexican Stock Exchange and their registration with the RNV was cancelled; the Bank’s Series B shares were listed on the Mexican Stock Exchange and registered with the RNV; and the shares underlying the Former Holding Company’s ADSs were substituted for shares of the Bank and the ADSs were listed on the NYSE in the Bank’s name.

As aforementioned, on January 2, 2018, the Bank sold its custody business to Banco S3 Mexico, a wholly owned subsidiary of Banco Santander Parent and entered into a contract with Banco S3 Mexico pursuant to which Banco S3 Mexico will provide exclusive custody services to the Bank for a term of 20 years, pursuant to a purchase and sale agreement, which is an exhibit to this Report. See “Item 10—C, Material Contracts” for more information. Banco S3 Mexico began operating as an independent subsidiary of Banco Santander Parent on February 2, 2018 upon authorization by the CNBV. Banco Santander Mexico and Banco S3 are still working on the customer migration process that must be finished by March 31, 2021. See Note 3.a to our audited financial statements included elsewhere in this Report.

On October 10, 2018, the corporate name of the Bank was changed to Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. For additional information on the change of corporate name, see Note 3.a to our audited financial statements included elsewhere in this Report.

On October 11, 2018, the Bank acquired from Banco Santander Parent, all the shares representing the capital stock of Isban México, S.A. de C.V. with the objective of creating a new technology operating model for the Bank. On October 15, 2018, the Board of Directors of Isban México, S.A. de C.V. approved the change of its corporate name from Isban México, S.A. de C.V. to Santander Tecnología México, S.A. de C.V. For additional information on the acquisition of Isban México, S.A. de C.V., see Note 3.a to our audited financial statements included elsewhere in this Report.

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent increased its ownership to 91.64% of our share capital. See Note 3.a to our audited financial statements included elsewhere in this Report.

On October 28, 2019, Banco Santander México obtained the corresponding authorization from the Executive Commission of Banco Santander Parent, to carry out a merger through absorption, between Banco Santander México and Santander Vivienda, a subsidiary of Banco Santander México, with the former being the surviving entity and the latter being the merged entity. On August 28, 2020, SHCP issued authorization to carry out the merger of Banco Santander México and Santander Vivienda, and on September 30, 2020, the shareholders of each of Grupo Financiero Santander México, Banco Santander México and Santander Vivienda approved the merger. The merger agreement was signed on the same date and the merger became effective upon the filing of the minutes of each shareholders meeting with the Public Registry of Commerce on October 12, 2020. See Note 3.a to our audited financial statements included elsewhere in this Report.

On March 13, 2020, Banco Santander México acquired 49% of the shares representing the capital stock of Santander Merchant Platform Solutions México, S.A. de C.V. (formerly, Elavon Mexico Holding Company, S.A. de C.V. or Elavon México), while Santander Merchant Platform Solutions, S.L., a subsidiary of Banco

Santander Parent, acquired the remaining 51% of the capital stock. The agreed purchase price for the total equity stock is Ps.1,680 million. See Note 3.a to our audited financial statements included elsewhere in this Report.

The subsidiaries entities of Elavon México were renamed as follows: Santander Merchant Platform Solutions México, S.A. de C.V., SMPS Merchant Platform Solutions México S.A. de C.V., Santander Merchant Platform Services S.A. de C.V. and Santander Merchant Platform Operations, S.A. de C.V.

On September 30, 2020, Banco Santander México and Santander Vivienda entered into a merger agreement providing for the merger by absorption of Santander Vivienda by Banco Santander México. Consequently, Grupo Financiero Santander México, amended its bylaws and Liability Agreement on October 27, 2020, in order to provide the termination of Santander Vivienda as a financial entity of the Financial Group.

On October 14, 2020, we received authorization from SHCP to incorporate Openbank Santander México, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada (Openbank) as a subsidiary of the Bank. On November 16, 2020, Banco Santander Parent began the process of obtaining the applicable authorizations to operate Openbank as a commercial bank. This entity is not currently operating.

Capital Expenditures and Divestitures

In 2018, our capital expenditures were Ps.5,651 million, 66.3% (Ps.3,745 million) of which was spent on information technology and the remainder Ps.1,905 million which was spent on furniture, fixtures and equipment. In 2019, our capital expenditures were Ps.6,484 million, 69.2% (Ps.4,487 million) of which was spent on information technology and the remainder Ps.1,997 million which was spent on furniture, fixtures and equipment. In 2020, our capital expenditures were Ps.5,879 million, 68.8% (Ps.4,045 million) of which was spent on information technology and the remainder Ps.1,834 million which was spent on furniture, fixutres and equipment.

For 2021, we have a capital expenditures budget of Ps.6,576 million (U.S.$330 million), 62.3% of which (Ps.4,097 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,479 million). Of our capital expenditures spent on furniture, fixtures and equipment, 29.7% will be used for ordinary course updates to our furniture, fixtures and equipment, 70.3% will be used for the transformation of our distribution network and the remainder will be used to expand our product offerings. Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2021 capital expenditures.

B.   Business Overview

Overview

We are the second-largest bank in Mexico based on total assets, the third-largest banks based on total loans and net profit and fourth-largest based on deposits as of December 31, 2020, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking and securities underwriting. Our principal subsidiaries are Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada. As of December 31, 2020, we had total assets of Ps.1,837,883 million (U.S.$92,316 million), total equity of Ps.153,834 million (U.S.$7,727 million), and a market capitalization of Ps.137,844 million (U.S.$6,924 million), and for the year ended December 31, 2020, we had net income of Ps.18,974 million (U.S.$953 million), which represented a return-on-average equity, or ROAE, of 13.42% for that period. As of December 31, 2020, we had total loans, net of allowance for impairment losses, of Ps.687,432 million (U.S.$34,529 million), total deposits of Ps.1,139,855 million (U.S.$57,254 million) and 1,350 offices located throughout Mexico.

We offer a differentiated financial services platform in Mexico focused on the customer segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and middle-market and large corporations in Mexico, while also providing integrated financial services to low-income individuals. We developed our customer segmentation strategy in 2008 with clearly defined customer segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our customer segmentation, developing our product offerings, information technology systems and internal practices, as well as enhancing our distribution channels in order to maximize service in our key customer segments.

The following chart sets forth the Retail Banking and Corporate and Investment Banking operating segments of the Bank and their main focus.

Retail Banking	Corporate and Investment Banking

Focusing on the following categories of customers:

•     Individuals, for individuals with net worth of less than Ps.8 million, categorized as classic, preferred or select.

•     Private banking, for individuals with net worth in excess of Ps.15 million.

•     Individuals, with a net worth between Ps.8 million and Ps.15 million are attended to by either the Individuals segment or the Private Banking segment described above, depending on the product offering that suits them best.

•    SMEs, with annual gross revenues of less than Ps.250 million.

•     Middle-market corporations, with annual gross revenues of more than Ps.250 million that are not customers of Corporate and Investment Banking.

•     Government institutions, comprised of Mexican government agencies, state agencies and municipalities, as well as Mexican public universities.

Offering our largest customers (mainly Mexican and multinational corporations, financial groups and large institutional customers) financial services and products such as:

•     Global Transaction Banking (GTB), which includes cash management, working capital solutions and trade finance solutions.

•     Global Debt Finance (GDF), which includes origination, structuring and distribution of, bonds, structured loan products, project and asset based finance.

•     Banking and Corporate Finance, which includes mergers and acquisitions, and equity capital markets.

•     Markets, which includes “plain vanilla” and tailored fixed income, foreign exchange and hedging solutions.

•     Corporate and Investment Banking products and solutions for retail customers, which offers retail segment customers tailor-made corporate banking products and solutions in order to meet specific needs.

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

Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2018		2019		2020		2018		2019		2020
	(Millions of pesos)
Retail Banking	Ps.	54,005	Ps.	59,008	Ps.	61,444	Ps.	21,733	Ps.	23,376	Ps.	21,956
Corporate and Investment Banking		6,121		6,638		5,605		3,155		4,785		5,243
Corporate Activities		1,871		510		(1,239)		(74)		(871)		(1,999)
Total	Ps.	61,997	Ps.	66,156	Ps.	65,810	Ps.	24,814	Ps.	27,290	Ps.	25,200

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended
	December 31,
	2018		2019		2020
	(Millions of pesos, except percentages,
	offices and customer data)
Offices(1)		1,393		1,402		1,350
Customers		16,690,063		18,134,468		18,707,976
Total assets	Ps.	1,408,724	Ps.	1,467,548	Ps.	1,837,914
Loans	Ps.	667,543	Ps.	702,546	Ps.	687,432
Deposits(2)	Ps.	914,453	Ps.	973,503	Ps.	1,139,855
Total equity	Ps.	123,287	Ps.	134,798	Ps.	153,834
Non-performing loans as a percentage of total loans(3)		2.67%		2.48%		3.07%
Efficiency(4)		41.74%		42.01%		41.95%
ROAE(5)		16.27%		15.73%		13.42%

(1)	Includes traditional branches (including those offering Santander Select service), offices and branches that serve SMEs, traditional bank tellers (ventanillas – including those offering Santander Select service), Santander Select offices (including centers (Centros Select), spaces (Espacios Select), box offices and corners) as well as Santander Select units (módulos).
(2)	Includes demand, time deposits, repurchase agreements and deposits from the Mexican Central Bank and credit institutions.
(3)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.
(5)	Calculated based upon the average daily balance of equity.

As a result of the Merger, Grupo Financiero Santander México directly owns 74.96% of our capital stock. Banco Santander, S.A., or Banco Santander Parent, owns 100% of the capital stock of Grupo Financiero Santander México. In addition, as a result of the Exchange Offer, Banco Santander Parent also directly owns 16.68% of our Series B shares. With aggregate ownership of 91.64% of our share capital, Banco Santander Parent is our controlling shareholder. As of December 31, 2020, the Santander Group had total assets of €1,508 billion (U.S.1,839 billion), equity of €91,322 million (U.S.$111,321 million) and a market capitalization of €44,011 million (U.S.$53,649 million). It also generated an attributable profit of €8,771 million (U.S.$10,692 million) in the year ended December 31, 2020. We represented approximately 9% of the Santander Group’s attributable profit in the year ended December 31, 2020, making us the third largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2020, according to the annual report of the Santander Group for 2020.

Our Competitive Strengths

Leading market position in select categories

We are ranked second in terms of total assets, third in terms of total loans and net profit and fourth in terms of deposits among private-sector banks in Mexico, with market shares of 16.6%, 13.3%, 19.7% and 13.0%, respectively, as of December 31, 2020, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest private-sector banks in Mexico, we believe that we hold leading market positions in most of our key product lines, such as credit cards and payroll loans.

The following table shows rankings and market shares as of December 31, 2020, according to information published by the CNBV. All statements in this Report regarding our market position and relative financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP.  For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2020

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.3%
Deposits	4	13.0%
Total assets	2	16.6%
Asset quality(3)	7	—
Total equity	3	13.4%
Net income	3	19.7%
Efficiency(4)	4	—
ROAE(5)	3	—

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets, which are Banco Santander México; BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share data based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(5)	Calculated based on the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined customers segments resulting in superior track record

We believe our market share in our key customer segments (high- and mid-income individuals and middle-market corporations) will continue to contribute to our profitability. We have posted ROAE levels of 16.0%, 16.1% and 13.5% in 2018, 2019 and 2020, respectively, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2020, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

We have developed our customer segmentation strategy with clearly defined customer segments: high- and mid-income individuals and middle-market corporations. We have focused our efforts on further refining our customer segmentation, developing our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key customer segments.

We believe our targeted efforts have helped us organically increase our market share in key business lines. While our medium term strategy aims to increase our business with individuals in every product line, in 2020 we have been focusing on more defensive segments, such as mortgages, payroll and auto loans due to higher risk profile and low demand in credit cards and personal loans as a result of the COVID-19 pandemic. We are the third-largest provider of residential mortgages in Mexico in terms of residential mortgages outstanding in 2020 and the largest mortgage originator, with “Hipoteca Plus” and “Hipoteca Free” boosted by “Hipoteca Online”, which is the digital onboarding platform for mortgages. Our mortgages market share increased 82 basis points, from 17.0% to 17.8% between December 31, 2019 and December 31, 2020, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. From December 31, 2019 to December 31, 2020, our payroll loans market share increased 60 basis points, from 13.7% to 14.3%, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Regarding the auto loan portfolio, this business has been supported by our alliances with Mazda, Tesla, Suzuki and Peugeot, allowing us to grow organically and gain market share in this segment, increasing 393 basis points, from 1.5% to 5.4%, between December 31, 2019 and December 31, 2020, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through this strategy, we continue to shift our business mix toward a higher share of retail loans and lower-cost deposits, while advancing our core plan to grow our base of loyal customers even more through cross-selling with initiatives to attract payrolls and collectives. See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operations are supported by our modern business-oriented information technology systems and our omnichannel distribution strategy, resulting in innovative ways to serve our customers. Our omnichannel distribution strategy consists of using both traditional and alternative distribution channels such as branches, Internet banking, mobile banking, contact centers, Fuerza Asesor Santander and Santander Personal tailored to each of our customer segments and designed to reach a broad spectrum of customers in a cost-efficient manner.

We have well-developed customer relationship management, or CRM, tools that allow us to monitor our customers’ behavior and provide them with targeted product offerings through diverse channels. As a consequence, we are able to efficiently leverage alternative distribution channels, such as ATMs, Internet banking, our contact centers, Fuerza Asesor Santander and Santander Personal which are complementary to our traditional proprietary branch network, which enables us to deliver better service to our customers and increases our sales ratios.

We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2020, we were the fourth most efficient bank among the seven largest private-sector banks in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

We believe this is a result of many factors, including our focus on cost-control and best practices that we can leverage from Banco Santander Parent, among others. We believe our efficiency ratio provides us with operating flexibility and enables us to be competitive in pricing versus our peers.

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages. The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom (UK), through its Santander U.K. subsidiary, Poland and Portugal, among others. Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries. Our relationship with the Santander Group allows us, among other things, to:

●	benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;
●	strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the Audit Committee of Santander Group, making it more independent from management;
●	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Santander Group;
●	leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;
●	utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside Mexico. Santander Group also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;
●	identify the challenges to adapt to the new business environment and to contribute to a more inclusive and sustainable growth through eleven Group commitments that where set in 2018 for the years to come. The purpose is to invest in the Bank’s community, financially empower people, support higher education through scholarships and to leave an environmental footprint while we incentivize environmental, social, and governance (ESG) products across all business units;
●	access the Santander Group’s multinational customer base and benefit from the Santander Group’s global presence, particularly in Latin America;

●	support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;
●	benefit from selectively borrowing from Santander Group’s product offerings in other countries as well as from their know-how in systems management, while we all embrace the digital transformation across our business to build the Digital Investment Bank;
●	replicate or adapt to the Mexican market successful product offerings and best practices from the Santander Group and its subsidiaries in other countries, as well as addressing common challenges within Mexico; and
●	benefit from Santander Group’s overall market presence and market campaigns such as Santander League.

Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business and are independent from Banco Santander Parent.

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.864,169 million, or 51.3%, of our total liabilities as of December 31, 2020. As of December 31, 2020, customer deposits represented 76.5% of our total deposits. Since we are primarily a commercial bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage (i) our reliance on, and exposure to, riskier sources of funding and (ii) our liquidity requirements. We believe we have attractive capitalization levels based on our Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2020, our total capitalization ratio was 19.01%, comprised of 14.35% of fundamental capital (CET1), 1.24% of additional capital (AT1), and 3.41% of complementary capital (Tier 2), in each case calculated in accordance with Mexican Banking GAAP. Both CET1 and total capital ratio are the highest we have had since becoming a public company in 2013, which is primarily due to the deferment of the dividend payments in 2020, as recommended by the CNBV in March 2020.

Experienced management team and skilled workforce

We benefit from a highly-experienced management team. Our senior management has an average of 22 years of experience in the financial industry and 15 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments, has allowed us to achieve ROAE levels of 16.0%, 16.1% and 13.5% in 2018, 2019 and 2020, respectively, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2020, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

During 2020, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our customers’ primary bank and (ii) being leaders in profitable growth.

Based on our strong profitability and growth in key business lines, we will continue to focus on improving the experience of our customers and becoming their main bank. To achieve this, we continue to transform our distribution network and infrastructure, while we have launched new products and services through digital channels. We are working to strengthen our retail banking business by targeting high- and middle-income individuals, SMEs and middle-market companies, the most dynamic and profitable segments of the Mexican economy.

We seek to achieve these objectives through the following strategies:

Establish a customer centric model that places the customer at the core of our business while we continue to expand and develop our customer base and further enhance customer loyalty

Customers are our main focus and our priority with respect to all of our commercial efforts. We seek to differentiate Banco Santander México by providing exceptional service and an attractive value proposition, allowing us to increase customer loyalty. We believe this model will allow us to strengthen our position in the retail segment by attracting new high-potential customers, retaining existing customers through transactional products and ultimately becoming their primary bank.

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with (i) high- and middle-income customers through the offering of key products and (ii) SMEs and middle-market corporations through innovative business solutions. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in three main categories: “Select,” “Preferred” and “Classic” customers. In addition, by the end of 2020, the Bank designed a new service model for high income individuals, aiming to differentiate the value proposition for its three segments and continuing in its goal to provide the highest possible service to our clients: Select Black, Select and Evolution. This plan seeks to offer new standards of service to customers and to increase satisfaction levels. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.

In May 2016, we launched our “Santander Plus” program, an innovative and comprehensive program focused on customer attraction, loyalty and digitalization that provides benefits to customers that are transacting in the Bank. To join the program, customers must have their payroll account at the Bank or receive deposits of Ps.20,000 per month in their bank account with the Bank and become a digital customer through the use of Internet or mobile banking services. The benefits of the program for customers include cash reimbursements for using the Bank’s services or for spending money at Alsea Group restaurants and establishments. Customers also have access to preferential rates in savings accounts. In addition, in September 2016, we added more benefits to the program including the refunding of the opening fee when contracting payroll, cash credit, Express Line credit or a Personal Mortgage through the program and "Santander Event Protection," which grants our customers who have at least two assets insured with us (home, auto, health and life) a certificate to celebrate the occurrence of certain important events in their lives. By December 2020, more than 7.5 million customers had signed up to the program, 54% or more of which represented new customers.

Since November 2017, in alliance with Grupo Soriana, we also grant refunds in cash to customers who spend money at Grupo Soriana stores. This alliance has helped us to promote the convenience of making payments through the Bank. In 2019, we integrated Repsol’s gas stations into the scheme, with a bonus of Ps.200 for every Ps.2,000 of consumption in a month. We believe this initiative is one of our principal engines to attract high potential customers and a valuable tool to foster its loyalty and become their “number one bank”.

Furthermore, to take advantage of payroll portability regulations, we are seeking to leverage our unique position in the corporate, middle-market and SMEs segments to attract new payroll customers and grow our individual demand deposit base.

In April 2018, we announced the launch of “Hipoteca Plus”, a mortgage product with an interest rate of 8.59%, which we decreased to 7.99% in 2019, the lowest rate in history for this type of loans and the best offer in the market. As of December 31, 2020, the interest rate offered on our Hipoteca Plus product was 7.75%, a competitive rate available in the market in 2020 and 13,076 additional customers had signed up for the product.

Moreover, we seek to increase the loans placement for the purchase of cars and motorcycles, with a special boost to hybrid and electric cars through green financing. In this regard, the Bank entered into an agreement with Tesla whereby we will be the preferred financial arm of Tesla in Mexico; we will be accompanying the arrival of the Model Y, a medium-size sport utility vehicle (SUV), which due to its characteristics has raised high expectations in the Mexican market. We have a firm commitment to automotive lending, where with just 3 years since we gave our first loan, we are now the exclusive finance bank for three car brands, one preferred, and three motorcycle brands. In addition, we have more than 1,000 agreements with different auto dealers throughout the country. The partnership made in August 2020 with Mazda, one of the fastest growing automotive groups in the country with 5% market share, has allowed us to reach during December 2020 a very strong origination level, allowing us to grow the business organically and gain market share in this segment, achieving 5.4% as of December 2020, an increase of 393 basis points from 2019.

Our different stakeholders – employees, customers, shareholders and our broader community – nowadays expect more from us than providing an excellent service at a good price; they expect that we take advantage of our role and positioning in the Mexican market to address the significant challenges facing our society.

We are facing two main challenges. First, our business environment has changed. Government regulators and society at large are more critical of the way we manage our business, going beyond the compliance with local rules and regulations. Therefore, it is essential that we have the right culture, capabilities, corporate governance and business practices. The second challenge is that we achieve inclusive and sustainable growth.

We strive every day to contribute to the progress of people and companies in a “simple, personal and fair” way in all that we do, to earn the confidence of our employees, customers, shareholders and society. Therefore, in October, 2017, we announced the launch of “Tuiio”, a financial inclusion program for low income individuals. Tuiio, which has its own operating model, infrastructure and brand, is a robust financial inclusion program that leverages technology to support the needs of Mexico’s low-income segment. It generates measurable social impact through productive micro-lending, a digital savings account, life insurance, medical assistance products, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking. The initiative also includes a financial education program for customers, with the purpose of maximizing their skills and developing their employment potential. In 2019, our financial initiative was classified by Pro Desarrollo (national network of institutions providing financial services that seeks to contribute to economic development and the fight against poverty) as a medium-sized institution, achieving this classification in less than two years of operation according to the size of the portfolio.

We have addressed these challenges through our financial inclusion and financial empowerment initiative Tuiio, having granted more than 100,000 microcredits in 2020, as well as recently launching a medical care product for Tuiio customers. Also, we support this community through our scholarship program (due to the impact that education has in the economic development), and through our efforts to reduce our environmental impact.

As of December 31, 2020, Tuiio had 85 dedicated branches in 18 states across Mexico, more than 72,000 active customers, more than 171,000 attended customers and a loan portfolio of Ps.281 million.

This is what responsible banking means to us: helping people and businesses prosper, supporting the creation of new jobs and new opportunities taking into account the environmental footprint, and in this way, sharing the benefits of economic growth.

In order to meet its commitment to be a more responsible bank and help society address the main global issues, the Santander Group was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative. In addition, Santander Group has set two main goals, one regarding the new business environment and the other to foster inclusive and sustainable growth.

The new business environment goal aims to make Santander Group employees feel part of a responsible working environment that is simple, diverse and inclusive, where leadership and engagement follow the “Simple, Personal and Fair” culture, while designing customer centered products.

The goal to achieve an inclusive and sustainable growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving an environmental footprint while incentivizing ESG products across all business units.

Upgrade and enhance our technological platforms and infrastructure and expand our product offering in order to offer our customers innovative and quality services that satisfy their changing needs

We are upgrading and enhancing our technological platforms and infrastructure in order to meet our customers’ changing needs by providing them with high-quality and innovative products and services. In order to be able to achieve this goal, our strategy requires the digitalization of our businesses.

In order to secure our offerings with a customer centric vision, we will continue to improve our CRM tool to drive strategies based on market intelligence; we plan to offer new products and services to existing customers based on our customer segmentation and the development of value-added offerings. Our goal in managing customer relationships is to position our customers at the heart of our business strategy. By improving our information technology systems and our processes, we believe we will be able to produce business intelligence by acquiring detailed information about current and future needs and the behavior of our customers. We believe that this business intelligence will enable us to define our customer segments in greater detail according to the life cycle and income levels, as well as improving the way we serve our customers through various distribution channels.

We will also continue to invest in creating and maintaining strong business support and commercial processes to make our products and services more accessible and improve our relationships with our customers. For example, we developed a data “hub”, a which was created to have a better knowledge of our customers and their transactions through predictive behavior models, and which allows us to have a better understanding of trends and provide customized solutions to their needs. In addition, an emotional “hub” was created, which seeks to improve customer satisfaction and position experiences and emotions as a decision factor in the market. In addition, we also defined a differentiated on-boarding model to optimize the opening of accounts and the digital contracting of loans for our customers and non-customers. In this context, we have invested resources in digitizing services and operations with the aim of increasing the number of clients served at a lower cost and improving the customer experience.

We seek to increase our market share in retail banking by offering innovative banking products, as well as to improve customer service quality and increase satisfaction levels by leveraging both new tools and technologies, also enhancing operating processes to become the “number one bank” for our customers and intend to focus on key segments such as mortgages, payroll loans, auto loans, and middle-market corporations, and deposits where we believe there is an opportunity to increase our market share. For our non-retail customers, we will continue to offer through our Santander Corporate and Investment Banking (SCIB) segment an array of comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others. We intend to improve the ways we serve our customers by expanding the omnichannel distribution strategy related to each of our customer segments and we will continue to seek to maximize the synergies and leverage the cross-selling opportunities between our corporate and retail businesses. In addition, we have established a division that is focused on enhancing the quality of our products and processes.

Through our digital factory “Spotlight”, we continue focusing on the development of new products and digital channels to provide our customers with a modern technological experience. In 2019 we developed digital solutions for sending and receiving money through instant messaging systems without any time or place restrictions or the need to pay commissions (Santander TAP) and we developed a technological functionality in our app called “Mis Metas”, which we believe was the first behavioral science-based tool in Mexico to customize digital savings. In addition, innovative functionalities were added to the SuperMóvil and SuperNet digital platforms, such as facial recognition access, cardless cash withdrawals, the opening of digital payroll accounts and a new channel to request clarifications by unrecognized charges without the need to make a call or go to a branch. With these, we continue dedicated to the development of solutions, improvements in processes, products and new banking schemes, based on technologies that seek to add next-generation services for our customers.

As part of our goal of adapting to our customers’ needs and providing them with better services, during 2018, we launched “Nómina digital” which makes the process of adding a customer’s payroll easier through the implementation of a ChatBot. In November 2018, we launched a payment method using the NFC (Near Field Communication) technology with Mastercard and the Android operating system, which allows customers to pay at different businesses using their mobile phones. Moreover, we entered the car financing market with a traditional loan product for cars and motorbikes at competitive interest rates that includes a system of quotation and fully digital credit.

We also continue to carry out our transformation of traditional branches, which are being modified into the Smart Red format. As of the end of 2020, 57% of our total branches have been transformed. The main characteristics of this format are a new external and internal design, providing more modern and innovative spaces, allowing for the improvement of the customer service experience through the implementation of a turn dispenser, a dividing wall with a screen, a waiting area with chairs, and additional kiosks with computers, telephones and printers.

In mortgages, the “Hipoteca Online” digital platform processed more than 70% of our mortgage operations digitally. Santander is the only bank in Mexico to offer a tailored interest rate based on the customer’s profile. As a result of all of the above, we are the largest mortgage originator in the Mexican market in 2020.

In terms of credit cards, we aimed to increase cybersecurity for our customers in 2020 by launching the first “infoless” credit card in the Mexican market, aiming to protect customer’s information when purchasing. Security improvements include dynamic CVV codes for online purchases as well as shuffle plastic number and expiration date, and the integration of chip&pin in new and renewed credit and debit cards.

Finally, we were the first bank in Mexico to be certified by the Mexican Central Bank to operate CoDI, which is a platform that businesses can use to receive funds using a smartphone, after fully complying with the regulatory requirements set forth for such purpose.

During 2020, the three-year plan of investments in infrastructure and systems that began in 2017 that was aimed at improving and strengthening our omnichannel distribution strategy, was completed. For this reason, we transformed a total of 576 offices, installed 1,635 full-function ATMs and we equipped 100% of our branches with WiFi. We also installed 299 turn dispensers and dividing screens that allow the orderly mobility and distribution of the flow of customers within the branch, in addition to increasing the security and privacy of our customers and employees.

We also implemented our Agile Branch model, which aims to serve customers in less than 15 minutes. In partnership with Fibra Uno, we inaugurated the Isla Financiera Santander, which has an ATM and a multi-teller to promote the increase in transactional referral in shopping centers. Following the opening of new infrastructure, we opened our first Work Café branch, which is a new service model that offers coworking space and services for customers and non-customers where they can develop their professional activities. We also gave way to a disruptive branch, the University Branch that offers specific areas for the development of activities, where entrepreneurs can publicize their products, services and do networking, as well as providing a workspace that students and teachers can take advantage. In October 2020, we launched the “Inclusive branch model” with the aim of providing attention and accessibility for senior customers and users as well as to people with disabilities.

We believe our digitization efforts in prior years positioned us well to face the COVID-19 pandemic.These efforts increased our flexibility and ability to serve our customers through various digital channels and strengthen their loyalty at a time when social distancing was necessary. As of December 2020, digital transactions accounted for 34% of total transactions, compared to 20% the previous year. Collaborating with fintechs and other tech companies has allowed the Bank, among other things, to create a new digital banking app that the the Bank expects to launch this year and that will be able to be used worldwide at all Santander geographies. Data analytics and quality enhancements remain key to boost customer acquisitions and digital sales as the Bank continues promoting customer use of digital channels and driving adoption levels. As of the end of 2020, 49% of product sales were through digital channels, compared to 31% a year ago.

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue to increase our market penetration, focusing on our well-defined customer segments and high-margin or high-potential products, such as mortgages, consumer lending, and lending to middle-market corporations and SMEs. At the same time, we intend to continue developing our profitable and customer-centered global Corporate and Investment Banking. To achieve these objectives, we will continue to leverage our strong brand name, distribution network and products with customer centricity, as well as seek to capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in Mexico approaches those of other countries in Latin America. Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic and digital channels, as well as the cross-selling of products and tailored services to increase the number of products used by each of our customers. We intend to achieve this objective through ongoing technological innovation, development of lasting relationships with our customers and by cross-selling credit products, such as mortgage loans, auto loans, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our customers. We aim to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our omnichannel distribution platform and by continuing to focus on the development of innovative products aimed at satisfying the changing needs of each of our different customer segments.

In addition, we aim to increase our exposure to demand deposits from individuals in order to reduce our cost of funding and thus increase our profitability in the medium term. We plan to achieve this goal by attracting loyal mortgage customers with our Hipoteca Plus product, as well as more payroll accounts and portabilities through cross-selling to our strong base of corporate customers.

Capitalize on our risk management practices, cost-efficient culture and efficient capital allocation to promote profitable and sustainable growth

As we pursue our growth and profitability objectives, we will sharpen our focus on profitability and efficiency, by seeking to be a more balanced bank with a higher share of individual loans and lower cost deposits. We aim to underpin this strategy through efficient capital allocation, strong risk management, an efficient overhead structure and productive investments. We will continue applying risk policies aimed at generating an appropriate return on our risk-weighted assets. We intend to continue to carefully monitor the credit quality of our asset portfolio and adapt our risk policies accordingly, particularly assets in high growth segments such as individuals and SMEs, while diversifying our balance sheet. We plan to maintain a balanced growth profile with a strong emphasis on (i) liquidity, (ii) a stable and low-cost funding base and (iii) strong capital ratios.

Since the beginning of the COVID-19 pandemic, the Bank has focused on portfolio recovery and risk analysis, as well as implementing a series of measures focused on keeping the safety and well-being of employees and customers while assuring business continuity. We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function, ATMs, our telephone contact centers, Fuerza Asesor Santander and Santander Personal in order to control the expenses associated with the continued expansion of our omnichannel distribution strategy. As of December 31, 2020, we were the fourth most efficient bank among the seven largest private-sector banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

As of December 31, 2020, we have two principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

The following table shows total assets, net income and total equity of each of our principal subsidiaries as of and for the year ended December 31, 2020.

	IFRS
	As of and for the year ended
	December 31, 2020
	Total assets		Net income / (Net loss)		Total equity
	(Millions of pesos)
Santander Consumo	Ps.	77,929	Ps.	4,718	Ps.	26,004
Inclusión Financiera		511		(225)		125

Our principal sources of funding are customer deposits. Customer deposits typically represent a substantial portion of our funding base because of our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans. In order to increase liquidity, we rely in part on local peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities.  For a further discussion of our funding, see “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources.”

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions. As of December 31, 2020, our Retail Banking segment accounted for approximately 85.2% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 84.9% of our total demand and time deposits, 93.4% of our net interest income, 91.4% of our fee and commissions income (net) and 87.1% of our operating profit before tax. Our retail banking operations served 18,707,976 customers as of December 31, 2020, an increase of 573,508 customers since December 31, 2019.

In 2020, our branch network and alternative channels originated more than 290,900 credit cards, 335,882 consumer loans and 14,886 mortgage loans.

We provided a number of relief programs to our customers in our Retail Banking segment during the course of 2020. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—COVID section.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.70,000 (U.S.$3,516) and “premier,” if they have a monthly income between Ps.50,000 (U.S.$2,511) and Ps.70,000 (U.S.$3,516); mid-income, or “preferred,” if they have a monthly income between Ps.10,000 (U.S.$502) and Ps.50,000 (U.S.$2,511); and low-income, or “classic,” if they have a monthly income below Ps.10,000 (U.S.$502). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, premier and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. We began to classify eligible customers as premier or preferred in April 2010 and soon thereafter began to sell them packaged products and services known as Membresía Premier (Premier Membership), Círculo Preferente (Preferred Circle) and Cuenta Total (Total Account) accounts. Since 2014, we also have offered Mundo Select (Select World) services to our select customers. As of December 31, 2020, individuals accounted for 41.2% of our total loans and advances to customers (excluding reverse repurchase agreements) and 38.8% of our deposits. As of December 31, 2020, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 59.8% of our fee income and 36.3% of our operating profit before tax in the year ended December 31, 2020.

Until December 2020, new individual customers were classified according to their socioeconomic status as classic, preferred, premier, select or as private banking customers. Starting in January 2021, we restructured our customer segments, doing away with our “premier” segment and dividing our “select” segment into “select” and “select black” (as described below in “Private Banking”). Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age. Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle.

We follow different service models for each customer class:

●	Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers, we offer different investment products (both short- and long-term), asset protection, personal credit, mortgage loans and credit cards. The select model offers the opportunity to be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2020, our select customers class included 567,561 customers, 407,481 of whom were attended to by 736 select managers that specialize in investment services and 107 digital select managers (attending 105,000 total select customers). About 63.3% of our select customers were attended to in 336 exclusive Santander Select offices, which provide services in a private, distinguished and comfortable environment.
●	Premier customers: We have a commercial model that tracks our premier customers’ financial growth and addresses their credit, protection and savings needs. These customers are attended to with a value-added approach focused on providing quality service with the flexibility of accessing banking services through any of our channels. All of our branches have a dedicated area to serve these customers, as well as a premier executive to focus exclusively on their specific needs. As of December 31, 2020, our premier customer class included 372,407 customers that were served by approximately 589 representatives throughout our 1,350 offices across Mexico.

In 2021, the "Premier" commercial segment disappears, while the "Select" segment reinvents itself in two classifications: "Select" and "Select Black". “Select Black” as an exclusive segment for higher value customers accessed by invitation that will have a strong digital component, and specialized investment services, high-end credit cards, superior digital banking, mortgage and automotive loans. A new segmentation called "Santander Evolution" is created that will have a benefits package that integrates core products (debit, credit capture and insurance), offering specialized attention for young Select customers with the aim of creating opportunities from the beginning of their development professional.

●	Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2020, we had 6,678,647 preferred customers.
●	Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2020, we had 11,013,872 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 65.5% of our fee income and 41.6% of our operating profit before tax in 2020.

Private Banking

At Santander Private Banking our objective is to grow as a leader in the Private Banking market in Mexico.

Santander Private Banking Mexico is the part of our business that is specialized in the wealth management of our customers. It has a business model that is leveraged on the strengths of the Bank and the Santander Group, globally.

In 2017, 2018, 2019, 2020 and 2021, Euromoney recognized us as the “Best Private Bank” in Mexico and for the first time, in 2020, Santander Private Banking has been chosen as the “Best Private Bank” in Mexico by the prestigious magazine, The Banker, of the Financial Times group.

We offer a differentiated, personal and high-level service with innovative products developed through a comprehensive risk management process that is adapted to the needs and investment profile of each customer.

We have two segments within Private Banking: traditional private banking, specialized in serving customers who make investments greater than Ps.15 million and the ultra-high net worth segment, specializing in serving customers who make investments greater than Ps.300 million and who we offer differentiated financial services, including custody-execution services, consulting services, centralized management, advice on estate planning, real estate and financing services.

In 2020, we focused on improving the financial products and services we offered as well as strengthening our presence among ultra-high net worth customers.

SMEs

As of December 31, 2020, our SME line of business represented 9.2% of our total loans and advances to customers (excluding reverse purchase agreements) and 9.6% of our deposits. SMEs accounted for 11.3% of our fee and commission income (net) and 11.7% of our operating profit before tax in the year ended December 31, 2020. We offer our customers in this business line a range of products and services, including revolving lines of credit, commercial loans, leasing, factoring, foreign trade loans and guarantees, credit cards, mortgage loans, current accounts, savings products, mutual funds and insurance brokerage and an acquiring business, among others.

Our Retail Banking segment provides banking services and originates loans for SMEs. In 2015 we strengthened our service model for “Medium-Sized Enterprises,” where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business as well as specialists in the derivatives business for customers seeking derivatives for exchange rates and interest rates, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.13 million (U.S.$0.65 million) for standardized SMEs and Ps.100 million (U.S.$5 million) for portfolio SMEs in accordance with the minimum acceptance criteria described in our credit policy form SMEs. Approximately 64% of the SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.65,877 million of our total loan portfolio as of December 31, 2020, a decrease of 14.0% from December 31, 2019. We continue to see positive results obtained from the improvement in customer services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue to expand our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 904 dedicated SME specialists as well as 10 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2020.

As of the end of 2020, we have two digital credit schemes for SMEs, especially focused on small and medium young digital native entrepreneurs, one that grants digital credit, thereby accelerating the approval response and one for digital onboarding for the opening of current account in line. Both schemes make the processes simpler and more efficient.

To continue consolidating our position as a bank of SMEs in 2019, we entered into an alliance with CONTPAQI with the objective of improving the financial conditions of more than 1 million SMEs through digital tools and solutions with the Santander Avanttia Package.

In 2019, we also launched Credi’TPV, an innovative credit product that uses billing rates at the customer’s point-of-sale (POS) for determining and granting an agile credit line, which at the same time automatically bills of the same POS to guarantee minimum payments of the credit before the cut-off date. We also continue with the placement of credit to Agro SME businesses, driven by the agave and barley producers in the country.

To continue consolidating our position with SMEs in 2020, we launched to the market e-SPUG, a payment scheme which allows businesses to process sales via a payment link for a competitive commission, without the need for any physical POS or web page. We also joined forces with Bridgestone and automotive dealers to provide a credits and rewards program to our SME customers as well as our SCIB customers.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.250 million (U.S.$13 million), are not customers of Santander Corporate and Investment Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2020, we had 8,800 middle-market corporations customers, and 35 specialized offices, 190 senior executives, 18 agro-executives, 14 account directors, 15 deputy directors and 81 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations loan portfolio represented Ps.194,492 million (U.S.$9,769 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2020, an increase of 3.8% from December 31, 2019. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2019 and 1.3% as of December 31, 2020. As of December 31, 2020, our middle-market corporations customers represented 27.3% of our total loans and advances to customers (excluding reverse repurchase agreements) and 18.0% of our deposits. Middle-market corporations accounted for 17.7% of our fee and commission income (net) and 30.1% of our operating profit before tax in 2020.

The middle-market business is an important source of deposits and most of its revenues come from credit products. This business line has consistently increased its array of products designed to meet our customers’ needs in terms of cash management and collection solutions. Due to the low penetration in this market by Mexican banks, we believe we have an opportunity to further provide loans and cash management and collections solutions to middle-market corporations.

In addition, we have significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these customers as a “Loyal Customer” (Vinculados Transaccionales). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, in 2020 we retained all of our 4,058 loyal customers that we had at the end of 2019.

We have a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

Institutions

This business unit caters to Mexican government agencies, states agencies and municipalities as well as Mexican universities. As of December 31, 2020, these customers represented 7.5% of our total loans and advances to customers (excluding reverse repurchase agreements) and 18.4% of our deposits. Institutions accounted for 2.5% of our fee income and 9.1% of our operating profit before tax in the year ended December 31, 2020. We had 1,877 institutional customers as of December 31, 2020.

We have 11 specialized representative zones in Mexico that offer tailor-made products to meet our institutional customers’ needs. Among the products we offer to our governmental customers are current accounts, loans, payroll processing, cash management, collection services and payment processing services. Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

We have a global business model called “Red Salud” that brings specialized service to health care institutions in Mexico, through our nine branches. In addition, we have implemented a model to attend to several religious institutions, such as Parishes, Archdioceses and Dioceses in Mexico.

Santander Corporate and Investment Banking

General

The Santander Corporate and Investment Banking segment serves customers such as large Mexican companies and local and foreign multinational companies, which are served globally by the Santander Group which, due to their size, complexity or sophistication require customized services and value-added corporate products. This segment also includes domestic and international financial groups, as well as large institutional customers.

This segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management, structured loans, syndicated loans, acquisition financing, among others, through two branch offices located in Mexico City and Monterrey. The Santander Corporate and Investment Banking segment uses its range of products, knowledge of the local market and expertise in order to customize financial solutions for customers.

As of December 31, 2020, the Santander Corporate and Investment Banking segment served 475 customers and accounted for 14.8% of our total loans and advances to customers (excluding reverse repurchase agreements), 14.5% of our total demand and time deposits, 9.8% of our fee and commission income (net) and 20.8% of our operating profit before tax.

The main products and services that our Corporate and Investment Banking segment provides are:

●	Global Transaction Banking, which includes cash management, working capital solutions and trade finance;
●	Global Debt Finance (GDF), which includes origination, structuring and distribution for structured credit and debt products, project finance and asset based finance;
●	Banking and Corporate Finance, which provides advisory, origination and execution services in financial and strategic advisory services on mergers and acquisitions processes;
●	Markets, which includes solutions and services for investing and hedging using both plain vanilla and structured products such as interest rates, equity and foreign exchange, as well as the intermediation in organized markets; and
●	Corporate and Investment Banking products and solutions for retail customers, which offers retail segment customers’ tailor-made corporate banking products and solutions in order to meet specific needs.

Global Transaction Banking

Our Global Transaction Banking segment focuses on facilitating and optimizing the most common banking transactions of corporate and institutional customers in the Santander Corporate and Investment Banking segment by offering products and services such as:

●	Cash Management. We offer our customers our electronic banking platforms, enabling them to manage payments, collections and liquidity efficiently.

●	Working Capital Solutions. We offer solutions to allow our customers to operate efficiently by optimizing cash cycles through:
o	Commercial Financing: Structured and non-structured products for payments and collections chains (Confirming, Factoring, Receivables Purchase Program) and monetization of commercial contracts.
o	Basic Financing: Credit lines and short-and medium-term bilateral loans to finance working capital needs.
o	Structured Trade: Structured financing products for the acquisition of machinery and equipment.
●	Trade finance. Products to finance everything related to international trade, including:
o	Documentary Trade: Plain vanilla management through letters of credit and guaranties administration.
o	Trade: Management of everything related to structured financing through guaranties to acquire foreign machinery and equipment covered by Export Credit Agency and specific projects.

Global Debt Finance

The credit markets operations of Santander Corporate and Investment Banking are in the scope of our GDF area, which includes project finance, syndicated loans and acquisition finance, and asset based finance:

●	Project Finance. We originate, structure and finance projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. We have participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others.
●	Syndicated Loans and Acquisition Finance. Medium-and long-term financing to attend our customers’ investment or corporate needs. Due to the size and importance of the operations, we usually act as Structuring Agent and look for other banks to join the financing. We aim to lead syndicated loan operations and look to reduce our risk exposure through the syndication.
●	Asset Based Finance. This team supports Capital for Infrastructure and Energy Projects through financing alternatives such as subordinate or mezzanine debt, convertible debt, or capital for projects; as well as long term financing based on assets such as long term leasing for the transport sector where we assume the capital risk in that framework.
●	Debt Capital Market: Includes the design, advisory, and execution of issuance of fixed income securities in all modalities (fixed and floating obligations, structured bonds) from issuers from the private sector as well as from the public sector.

Banking and Corporate Finance

Our Banking and Corporate Finance sub-division of our Santander Corporate and Investment Banking segment is engaged in the following activities.

Mergers and Acquisitions

We offer a wide range of investment banking services relating to mergers and acquisitions, including sell-side advisory, buy-side advisory, fairness opinions and capital raising services. As part of our universal banking model, we can offer financing to the parties we advise.

Equity Capital Markets

We take care of the processes related to the placement of equity securities issued by Mexican companies, mostly stocks in the market (Mexican Stock Exchange). Types of transactions we facilitate include initial public offerings, follow-ons and public acquisition offers, among others. We evaluate, each issuer through different methodologies, analyze the market situation, elaborate proposals that best fit each issuer’s profile considering its balance, size and dilution, among others, as well as review all documentation necessary to complete each placement.

Markets

Our Markets area offers a variety of treasury products to customers, including institutional investors, corporate customers and individuals. We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates. We believe we have an effective customer coverage model based on dedicated sales teams for each customer segment that allows us to maintain specialists committed to providing for the specific needs of our individual customers. In addition, we have structuring and product development teams that work to maintain a cutting-edge portfolio of innovative customer solutions. The global network of Santander Group, with its strong presence in Europe and Latin America, gives us the ability to offer a wide range of international products as an integrated service for our local customers. Furthermore, we offer treasury products as a standardized solution, providing hedge and yield enhancement, to middle and retail market companies. We have implemented extensive suitability processes designed to ensure customers understand and accept the risks involved in the derivatives market.

We also have a team responsible for the management of the Bank’s relative value investment. In the management of the Bank’s books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital. The decision-making process is based on fundamental aspects of each market, supported by technical views. The relative value trading desks must comply with risk control policies established by our senior management and with those applied worldwide by Banco Santander Parent. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Asset Credit Portfolio Management

The goal of this area is to mobilize the balance of the corporate wallet by hedging exposures through credit derivatives, buy and sell of proprietary credit positions, and diversifying credit risk in order to obtain the appropriate risk profile.

Corporate and Investment Banking Products and Solutions for Retail Customers

We have specialized teams dedicated to bringing retail segment customers tailor-made corporate banking products and solutions in order to cover these customers’ needs in investment banking and markets.

Our retail markets team designs and provides adapted derivative and cash flow products (mainly interest rates and foreign exchange) for retail customers, distributing them through our branch network. They also provide tailor-made derivative products for those retail customers with specific and complex requirements.

Our Banking and Corporate Finance team is involved in structuring a variety of transactions, such as project and acquisition finance, mergers and acquisitions, and asset and capital structuring, bringing our retail customers products that address specific needs.

Our Core Products

Deposit-Taking and Repurchase Agreements Transactions

We offer our retail banking customers a variety of deposit products, such as:

●	current accounts (also referred to as demand deposits), which do not bear interest;
●	traditional savings accounts, which bear interest; and
●	time deposits, which are represented mainly by notes with interest payable at maturity and which normally have a maturity of less than 36 months and bear interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by certificates of interbank deposit, or CDIs, and which earn the interbank deposit rate. Besides representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

We also enter into repurchase agreement transactions. Repurchase agreements are Mexican-law governed sale and repurchase agreements (reportos), also known as repos, pursuant to which a party agrees to a temporary purchase or sale of securities in exchange for (i) a specified premium to be paid or received and (ii) the obligation to resell or repurchase the underlying security. Under provisions (Circular) issued by the Mexican Central Bank, Mexican banks may enter into repurchase transactions with Mexican and foreign counterparties. Repurchase transactions may be entered into in respect of bank securities, Mexican government securities, debt securities registered with the CNBV and certain foreign securities. Repurchase transactions must be entered into under master agreements, such as the master agreements of the International Securities Market Association and the Public Securities Association. Collateral may be provided in connection with repurchase transactions.

Repurchase agreements totaled Ps.138,616 million at December 31, 2020, an 7.3% increase compared to the amount at December 31, 2019. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2018		2019		2020
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	237,948	Ps.	68,893	Ps.	100,532
Non-interest-bearing deposits		205,275		355,670		398,926
Subtotal	Ps.	443,223	Ps.	424,563	Ps.	499,458
Time deposits:
Notes with interest payable at maturity	Ps.	154,838	Ps.	159,422	Ps.	175,702
Fixed-term deposits		3,778		8,752		1,931
Foreign currency time deposits		17,026		11,594		12,053
Subtotal	Ps.	175,642	Ps.	179,768	Ps.	189,686
Repurchase agreements(1)	Ps.	128,719	Ps.	129,216	Ps.	138,616
Accrued interest(2)		1,320		1,714		873
Other deposits		25,904		24,010		43,860
Total customer deposits	Ps.	774,808	Ps.	759,271	Ps.	872,493
Deposits from the Mexican Central Bank and credit institutions(3)		139,645		214,232		267,362
Total deposits	Ps.	914,453	Ps.	973,503	Ps.	1,139,855

(1)	As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018.
(2)	Mainly from time deposits.
(3)	Includes Ps.44,796 million, Ps.141,263 million and Ps.206,188 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2018, 2019 and 2020, respectively.

Lending

The following table shows a breakdown of our total loans and advances to customers (excluding reverse repurchase agreements) by customer category at the dates indicated.

					Change, December 31, 2020 vs.
	At December 31,				December 31, 2019
	2019		2020		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	274,308	Ps.	293,892	Ps.	19,584	7.1%
SMEs		76,564		65,877		(10,687)	(14.0)%
Middle-market corporations(1)		187,317		194,492		7,175	3.8%
Institutions		43,478		53,247		9,769	22.5%
Subtotal		581,667		607,508		25,841	4.4%
Global corporate customers		142,849		105,475		(37,374)	(26.2)%
Total(2)	Ps.	724,516	Ps.	712,983	Ps.	(11,533)	(1.6)%

(1)	Includes private banking.
(2)	These amounts do not include reverse repurchase agreements.

Retail Lending

General

We offer retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network.” We divide our customers into separate categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses). We tailor our products and services to the needs of each customer classification. Our loans are generally originated and serviced internally. We believe our underwriting system has the capability to process large application volumes (greater than the expected volume for the upcoming years), maintaining the tight controls and information requirements to improve the decision models.

We make credit available to our customers through the various loan products listed in the table below. The table sets forth the composition of our individual and SME loan portfolio at the dates indicated.

					Change, December 31, 2020 vs.
	At December 31,				December 31, 2019
	2019		2020		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	156,209	Ps.	177,665	Ps.	21,456	13.7%
Credit cards		59,477		53,809		(5,668)	(9.5)%
SMEs		76,564		65,877		(10,687)	(14.0)%
Payroll loans		36,013		36,671		658	1.8%
Personal loans		20,409		17,663		(2,746)	(13.5)%
Other		2,200		8,084		5,884	267.5%
Total	Ps.	350,872	Ps.	359,769	Ps.	8,897	2.5%

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2020.

Annual
interest rate
(%)
Credit cards	27.29
Personal loans (includes payroll loans, personal loans and others)	17.26
Mortgages	7.75

Payroll Loans

Payroll loans are a typical consumer lending product with a differentiated method of payment. We grant loans (after conducting a risk assessment) to customers that receive their salaries through a current account at the Bank. The loan payments are made through automatic charges to the current account and are scheduled according to the payroll frequency of each employee (weekly, biweekly, monthly).

Our customers include employees from the public and private sectors. At December 31, 2020, payroll loans amounted to Ps.36,671 million (U.S.$1,842 million), representing approximately 5.1% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 14.3% of the market share in Mexico in payroll loans at December 31, 2020, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 65% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2020, personal loans amounted to Ps.17,663 million (U.S.$887 million), representing approximately 2.5% of our total loans and advances to customers (excluding reverse repurchase agreements).

Credit Cards

We are the third-largest market player with respect to credit card loans in the Mexican market according to information published by the CNBV, and we had 3 million outstanding credit cards across 3 million accounts as of December 31, 2020. At December 31, 2020, we held a 13.9% of the market share in Mexico, with a delinquency rate of 7.46%, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. At December 31, 2020, credit card loans amounted to Ps.53,809 million (U.S.$2,703 million), representing approximately 7.5% of our total loans and advances to customers (excluding reverse repurchase agreements).

We issue 20 different MasterCard, Visa and American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders, greatly promoting the placement of additional cards since 2018. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. 89% of our credit cards are placed through our branch network and contact center under the pre-classified scheme while 10% are placed through digital channels (Súper Móvil, internet and ATM). During the COVID-19 pandemic, we saw use of the digital channel increase significantly compared to 2019.

We have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection, miles/rewards programs and digital products that offer security.

We offer many benefits for our credit card customers, including: the Fiesta Rewards Platinum card, through which customers (a) receive points on the first purchase within 100 days of card authorization, points for every U.S. dollar consumed in any establishment and for every U.S. dollar in participating hotels, (b) can exchange points for hotel nights, plane tickets, car rental and catalog products and (c) can access our Concierge service and more than 900 “VIP” lounges with Priority Pass membership in the main airports of more than 100 countries.

In February 2016, we launched a new travel credit card "TDC Santander-Aeroméxico", in conjunction with the most important airline in Mexico, with exclusive benefits for 10 years. This card offers differentiated benefits to different customer segments: Santander Aeroméxico Infinite and Santander Aeroméxico Platinum for high income customers and Santander Aeroméxico Blanca for mid income and massive customers. Benefits to our “TDC Santander-Aeromexico” credit card customers include “premier points” per trips and for each U.S. dollar spent, benefits when traveling including preferential boarding, additional baggage, airport transportation and access to airport and premium lounges, shopping protection and international emergency medical services, among others.

The Santander-Aeroméxico co-branded card has reached more than 986,044 cards issued at the end of 2020 since its launch in 2016.

As of December 31, 2020, our credit card loan portfolio has the fifth-best performance in terms of asset quality (defined as total non-performing loans as a percentage of total loans) among the seven largest private banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

In the past three years, we have launched a series of campaigns and new products to strengthen our position in the credit card market. For example, during 2018, we improved the offer of value for our customers by adjusting the tariff plan for credit card products and launching the digital signature on debit and credit cards to reinforce the level of protection of card data. We also launched several campaigns to increase the use of credit cards with focus on entertainment and sports companies, such as UEFA Champions League and Formula 1, and we seek to give value to the accumulation of points within our Rewards Program, with the opening of new redemption channels (Súper Wallet, SMS) and auction mechanics to access unique experiences.

In 2019, we launched the Digital Card for purchases that provides more security in purchases thanks to its dynamic card-not-present Card Verification Value (CVV). We also renewed the image of our cards with better materials and enabled them with Near Field Communication (NFC) antennas. We partnered with American Express on the launch of the Legacy Credit Card for our Private Banking and ultra-high net worth customers, which benefits will serve to support the artistic and cultural education of outstanding students from public universities.

Additionally, we improved the customer experience through a digital transformation by improving the SuperWallet functionalities, such as consulting Club Premier and Fiesta Rewards points in the app, request for additional cards, activation of promotions, generation of electronic signature, control of monthly use and activation of digital cards, which has increased its percentage of our loan portfolio and is a part of our effort to increase the digitization of our customers.

In January 2020, with the purpose of decreasing fraud by up to 90%, we launched a new, “infoless” credit card in order to make purchasing safer at the point-of-sale. This credit card only shows the name and the expiration date, currently this "infoless" modality is already available for all the offered cards with the exception of the “Infinite” and “AMEX” cards. On the other hand, 100% of our offerable cards have the possibility of generating a digital card with dynamic CVV, making it more secure for transactional e-commerce achieving a higher ranking in the “Digital Channel” for security and convenience of our costumers.

As a result of the strategy of adoption of secure technologies, net fraud in payment methods decreased 30% compared to 2019.

Also, in 2020, Mastercard recognized Banco Santander Mexico for being the first bank in making productive transactions through Digital Secure Remote Payments, running 100% for the national trade.

The following table shows the non-performing loans in our credit card loan portfolio as a percentage of the total loans in our credit card loan portfolio for the periods indicated.

	IFRS
	As of December 31,
	2016	2017	2018	2019	2020
Total credit card non-performing loans as a percentage of total credit card loans	3.79%	4.29%	3.30%	2.89%	4.73%

A special risk management unit for the credit card business continuously monitors portfolio performance. New application scores, behavior scores and capacity score models were implemented to manage new growth strategies. In addition, the credit card loan portfolio is segmented for risk according to behavior models. Depending on risk stratification, different offers are designed to increase, maintain or reduce exposure and profitability.

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

●	Standardization throughout the Santander Group’s markets through standardized management of certain “business levers”: acquisition, activation, billing, receivables, retention, loyalty and products.

●	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally by means of an electronic campaign library.
●	Decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.
●	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.
●	New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

We have invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

In addition to issuing credit and debit cards, we also manage ATMs and point-of-sale terminals. (POS). Our point-of-sale terminals business, also known as the acquiring business. On March 13, 2020, Banco Santander México acquired 49% of the shares representing the capital stock of Santander Merchant Platform Solutions México, S.A. de C.V. (formerly, Elavon México Holding Company, S.A. de C.V. or Elavon México), while Santander Merchant Platform Solutions, S.L., a subsidiary of Banco Santander Parent acquired the remaining 51% of the capital stock. The agreed purchase price for the total equity stock is Ps.1,680 million. See Note 3.a to our audited financial statements included elsewhere in this Report. Elavon México, is the second largest player in the local acquiring market with around a 15% market share  as of December 31, 2020. As of December 31, 2020, Elavon México held around 327,000 POS, and processed around 390 million transactions in the 2020, making it the 4th largest in the market by number of transactions.

Mortgage Loans

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2020, held a 17.4% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2020, we had a total mortgage loan portfolio of Ps.177,665 million (U.S.$8,924 million), representing approximately 24.9% of our total lending portfolio (excluding reverse repurchase agreements).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541 million (approximately U.S.$27 million) for ING Hipotecaria’s equity. Since the acquisition, the 20 branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency. In September 2020, the merger of Santander Vivienda with Banco Santander was completed; concentrating operations in a single entity.

We currently have the third largest mortgage loan portfolio in the financial system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV, in terms of the size of the mortgage portfolio.

On average, the loan-to-value ratio of our mortgage loans was 67% as of December 31, 2020. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.10 million) or up to 90% (if the property value is less than or equal to Ps.10 million). Customers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Customers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

Some of our key mortgage products include:

“Hipoteca Preventa”, a unique product in Mexico, which allows the customer to anticipate the approval of their mortgage loan during the pre-sale stage of their new home. With this product, customers can ensure the interest rate and the amount of credit of their mortgage up to 24 months before the delivery of their new home, in addition to having a personal loan of up to 10% of the mortgage.

“Hipoteca Plus” program, which recognizes the level of relationship and punctual payment that the customer has with the Bank through the interest rate of their mortgage, allowing customers with positive payment histories to access the best market rate and improving the processes of approval of its credit card together with the mortgage.

Damage insurance that covers the commercial value of the property (discounting the value of the land), the bonus of the opening commission with the Santander Plus program and the acceptance of the appraisal made by other banks.

We sell many of our products through “Hipoteca Online”, an online platform for selling mortgages through our broker channel. We launched “Hipoteca Online” in 2019 and were the first bank in Mexico to implement a digital solution for executing a mortgage. At the end of 2019, “Hipoteca Online” Process managed 18% of the mortgage operations, while at the end of 2020, “Hipoteca Online” managed 79% of the total operations.

In 2020, we launched new products, including “Sustitución de Hipotecas” through “Hipoteca Online”. “Sustitución de Hipotecas” includes benefits such as notarial fees and free evaluation without any cost for our customers.

Similarly, we launched “Hipoteca Free”, a unique product which marks tendencies and is at the top of the mortgage market and is the first mortgage loan in Mexico free of payments in commissions, evaluations and insurances, reducing timely payments by up to 1%.

Due to the application of new technologies and the continuous improvements of digital platforms, in 2020, “Hipoteca Online” processed more than 50% of the mortgage loan contracts in Mexico.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The joint venture we have with Zurich Financial Services Group issues products that we sell and, together with products sold by its predecessor, Seguros Santander, represented approximately 30.7% and 31.1% of the net commissions we earned in 2019 and 2020, respectively.

Total outstanding insurance premiums distributed by us increased 6.2%, or Ps.793 million in 2020, as compared to 2019, and total insurance commissions collected by us increased 5.7% in 2020 as compared to 2019.

The products we offer as part of our insurance brokerage services include life, car, home, health, accident, fraud, unemployment and life-savings insurance. We focus on simple standardized banking product-related insurance products primarily directed to the retail business. We cross-sell these insurance products with other banking products, offering an all-round assessment service to our customers. Insurance products are sold through our distribution networks, contact center, website, our ATM network and alternative channels such as Fuerza Asesor Santander and Santander Personal. We earn a service fee from insurers according to the number of the insurance sales.

We do not bear any underwriting risk in connection with our insurance brokerage services. All underwriting risk is assumed by, and all premiums are payable to, the relevant third-party insurance underwriters.

We offer several insurance products, including:

●	“Autocompara program”, which allows potential customers to compare car insurance quotes from the eleven largest insurance companies in Mexico. Customers can access this program at our branches, on our website or by telephone. This program has been advertised throughout a national marketing campaign, which has positioned us among the top companies in the car insurance industry. By December 31, 2020, car insurances products had generated commissions of Ps.1,075 million (U.S.$54 million) based on a portfolio of approximately 0.9 million outstanding car insurance policies.
●	"Protección Eventos Santander" affiliation program as an additional benefit of “Santander Plus” program, which awards our customers that have at least two insured assets with us (home, car, health or life) with a certificate of Ps.7,200 to celebrate the following five mayor life events: the birth or adoption of a child, getting married, getting a college diploma or moving to a new home. This program promotes the integral protection of our customers, it increases the profitability and strengthens our customer’s portfolio using the reward scheme.
●	"Gastos Medicos Santander" through our branch network, offering specialized executives to make sure customers get the best assessment possible, eliminating waiting periods for COVID-19 disease coverage.
●	“Objetivo Protegido Santander”. Through savings, this product allows our customers to achieve different goals set by them, such as paying for their children’s university or making the trip they have always dreamed of. We help our Select customers fulfill these objectives by providing life insurance, which guarantees that if the customer dies, their beneficiaries will receive payments through this program and be able to fulfill these goals.
●	“Hogar Protegido Santander”, which covers earthquake, fire and hydrometeorological risks to homes, and are offering the most competitive rates in the insurance market. In October 2020, we improved coverage, consolidated deductibles by up to 2% and added a coinsurance of 0%, allowing our customers to protect their homes.

In recent years, we have focused on the digital transformation of our business. Our website provides a three-step insurance buying process.

In 2020, we launched two new models of insurance policies related to the new norm of being at home and social distancing: Hospitalization + Teleassistance and Life Insurance + Teleassistance, which main characteristic is protection against COVID-19 disease from the first day of infection. Additionally, we launched the “Seguro Blindaje Total”, an insurance policy that covers our customers against fraud on any credit card through any means, whether digital or physical. And we digitize 3 additional products that we now sell through our telephone banking app (Supermóvil) and they are a new “Hogar Protegido Santander”, new “Blindaje Total” and Hospitalization.

In addition to the new market strategy for attraction of new customers, in 2020 we joined forces with Auto Chilango, a digital application which offers our car insurance policies to their customers to provide them coverage according their needs.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2020, we had approximately 192,987 SME customers, 8,800 middle-market corporation customers and 1,877 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation customers’ coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market customers, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

Distribution Network

General

We refer to our strategy of using multiple distribution channels, such as branches, Internet banking, mobile banking, contact centers, third-party branches, Fuerza Asesor Santander and Santander Personal tailored to each of our customer segments and designed to reach a broad spectrum of customers in a cost-efficient manner as our multichannel distribution strategy. Our distribution network provides integrated financial services and products to our customers through a variety of channels, including our traditional proprietary branch network and on-site service units and complementary distribution channels such as ATMs, our contact centers and other direct sales distribution channels like Internet banking, which we refer to as alternative distribution channels. The principal aims of the complete omnichannel distribution strategy are to benefit from the synergy of the various channels and to direct customers to the most effective channel for the purposes of their transactions.

As of December 31, 2020, our distribution channels included:

●	Office network. We have 1,350 offices throughout Mexico.
●	ATMs. We have 9,448 ATMs with coverage throughout Mexico, with more than 41.3 million transactions per month on average.
●	Contact centers. We have 2,297 contact center positions with approximately 5,034 employees. We receive more than 4.6 million in-bound calls on average per month and generate 3.4 million transactions.
●	Internet banking. We had, on average, more than 24.66 million banking transactions per month in 2020, with 1,582,143 active customers.
●	Mobile banking. Our newly launched channel, which enables customers to complete transactions from their mobile phones and tablets. As of December 31, 2020, we had 4,684,667 active customers and 326.77 million transactions per month on average.
●	Specialized sales force. We have 228 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”
●	Fuerza Asesor Santander (FAS). We have 255 commercial personnel, whose main task is to open digital payroll, make credit card sales, and manage insurance, payroll, Linea Express and balance transfers, as well as advise customers to join digital channels.
●	Santander Personal. This is a remote human / digital relationship model, which allows comprehensive customer management by assigning each customer a specialized Digital Manager. We have 107 digital agents that use 3 communication channels (mail, Muro and telephone), with business hours from 08:00 to 20:00. In addition to customer service, it allows the sale of products, and improves the relationship with customers.
●	Third-party branches (corresponsalía). We have 26,782 complementary branches provided by our agents, Telecomm, Oxxo, 7-Eleven, Circle K, Tiendas Extra, K, Farmacias Guadalajara, Super 7/24, Woolworth and Tiendas del Sol. See “—Alternative Distribution Channels—Third-Party Branches.”
●	Third-party mortgage brokers. In the year ended December 31, 2020, approximately 59% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

For 2018, we improved our Mobile Banking offerings through which the customer can request an increase of credit lines, balance transfer and pre-approved consumer products, all this to continuously add value to the business and improve the customer experience.

During 2019, we continued to focus on our digital transformation, as we strengthened our SuperMóvil app with different functionalities, such as “Go Pay” that helps our customers pay for their services easily through the app, an automatic savings tool to achieve financial goals through “Mis Metas” where our customers can set goals and activate actions that will allow them to automate the savings and achieve their objectives.

We also launched “Santander Tap” which is a system that allows our customers to send money via instant messaging, both to other businesses and to customers of other banks from anywhere without time restrictions or commissions. We also now allow cash withdrawals without a card at any ATM in our network across the country.

We were the first bank to become certified by the Mexican Central Bank to operate “CoDI”, which is a business’s platform that can immediately receive funds using a smartphone without cost by just capturing a Quick Response Code (QR).

During 2020, and as part of the commercial transformation strategy, the three-year plan of investments in infrastructure and systems has continued, aimed at improving and strengthening our multichannel distribution strategy and launching new commercial initiatives to attract and offer new customers more products and services.

In order to execute our strategy of being closer to our customers throughout the country and improving their experience, we have focused on the following projects:

●	Transforming 576 of our offices, from 2018 to 2020.
●	Increasing the number of last generation full function ATMs to 1,635.
●	Equipping 100% of our branch offices with WiFi.
●	Implementing our Agile Branch model, which has as its main objective the attention of customers in less than 15 minutes. We currently have 5 offices of this format.
●	Inaugurating, in partnership with Fibra Uno, the Isla Financiera Santander which has an ATM and a multi-teller machine to promote the increase in transactional referrals in shopping centers. In total, there are 50 points in different places throughout the country.
●	Opening our first Work Café branch, a new service model that offers a coworking space and services for customers and non-customers where they can develop their professional activities with talks on specialized topics.

●	There is a model of disruptive branches, one of a kind, in universities in Mexico. The University Branch offers specific areas for the development of activities, where entrepreneurs can publicize their products, services and do networking, as well as provide a workspace that students and teachers can take advantage of. These branches also have ATMs for making deposits and paying for services. There are 2 branches, one at the Universidad Anáhuac in Mexico City and another at the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) campus Monterrey.
●	Launching of the “Inclusive branch model” with the aim of providing attention and accessibility for senior customers and users as well as to people with disabilities.

In 2020, we also implemented a series of measures in response to the COVID-19 pandemic that were focused on the health and safety of our employees and customers, while assuring business continuity. Since mid-March 2020, we established work from home protocols, with over 90% of our corporate personnel working remotely and 75% of the branch staff working on site. Our digital channels and ATMs remained fully operational, with 95% of the branch network open and equipped to provide safe services to customers in compliance with the recommendations of federal and local authorities as of the end of the year.

We continue to promote our omnichannel platform, our distribution strategy and strategic alliances with our correspondents. With the help of our correspondents we are able to expand our basic banking services for commercial customers, such as credit card payments, deposits, low commission transactions and cash withdrawals with debit and credit cards in a wider territory. The promotion of omnichannel services allows us to keep our customers updated on new options to make their transactions easier and faster.

Office Network

Our office network offers our products and services to our customers. The table below shows the number of offices in our branch network, which includes our branches (sucursales; traditional, traditional + select, smart, smart + select, centro select, Agile, Work Café, universities, salud, salud + select, Empresarial, express, express + select), cash tellers (ventanillas; traditional, business, business + select, espacio select, box select, corner select, universities and customs) and SME business centers, across Mexico’s regions at the dates indicated. Information is provided with respect to the offices of Banco Santander México only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

				Change, December 31, 2020 vs.
	At December 31,			December 31, 2019
	2018	2019	2020	#	%
Central	163	164	155	(9)	(5.5)%
Metro North	179	181	176	(5)	(2.8)%
Metro South	193	195	188	(7)	(3.6)%
Northeast	173	175	168	(7)	(4.0)%
Northwest	125	122	113	(9)	(7.4)%
North	113	115	114	(1)	(0.9)%
West	139	140	136	(4)	(2.9)%
South	122	125	119	(6)	(4.8)%
Southeast	186	185	181	(4)	(2.2)%
Total(1) (2)	1,393	1,402	1,350	(52)	(3.7)%
(1)	Includes 10 SME business centers.
(2)	Does not include: 31 Banca de Empresas e Instituciones (BEI) offices, 23 offices of Private Banking, and, 11 Modules named “Terminales Financieras” (One Position).

Alternative Distribution Channels

General

We also distribute our products and services through alternative distribution channels, which have experienced consistent growth in terms of sales, services, provision of product information and customer preference. These alternative distribution channels consist of ATMs, our contact centers, Internet banking, mobile banking, Asesores Super Nómina, third-party branches, Fuerza Asesor Santander and Santander Personal.

Because of their low cost and large attendance capacity, these channels are becoming one of the most efficient ways to interact with our customers at any time. We believe that alternative distribution channels are an important way to reach certain customers, in particular those in the low-income segment where we are able to have a more effective relationship with a broader customer base.

ATMs

We operate an extensive network of 9,448 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

				Change, December 31, 2020 vs.
	At December 31,			December 31, 2019
	2018	2019	2020	#	%
Central	944	1,032	1,086	54	5.2%
Metro North	990	1,111	1,175	64	5.8%
Metro South	902	971	1,014	43	4.4%
Northeast	848	964	1,006	42	4.4%
Northwest	764	817	842	25	3.1%
North	730	771	823	52	6.7%
West	702	752	802	50	6.6%
South	937	1,008	1,045	37	3.7%
Southeast	1,477	1,589	1,655	66	4.2%
Total	8,294	9,015	9,448	433	4.8%

We designed a comprehensive strategy that includes installing additional ATMs to transfer operations currently performed by cashiers to ATMs, reducing the workload of cashiers and thus improving the quality of their services, by increasing the functions of ATMs to encourage self-servicing and replacing machines that were becoming obsolete. We have also devised an expansion plan to amplify the ATMs’ functions, including receiving credit card payments, payment services and deposit accounts.

Contact Centers

Our contact centers in Querétaro and Centrum in Mexico City can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our contact center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance, credit cards and consumer loans. Those products are offered to preauthorized customers who are selected by our Risk and Commercial Intelligence departments in our central offices. Our contact centers also have a retention unit that handles customer requests for the cancellation of products or services.

Our contact centers serve three basic functions:

●	Customer service. We receive more than 4.2 million in-bound calls per month from our customers.
●	Sales. Through our contact centers, we grant approximately 35% of the consumer loans and approximately 43% of the credit cards that we issue.
●	Collecting receivables. With more than 76.3 million outbound and in-bound calls, we collect more than Ps.61,437 million (U.S.$3,038 million) of receivables per month.

Internet Banking

We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes three main components that seek to ensure the success of our Internet banking channel:

●	Customer acquisition. This includes a complete strategy regarding how to easily enroll new customers and make product alliances to promote Internet banking as “easy, fast and secure”. We seek to provide great service to our Internet banking customers through an intuitive operating platform that we are developing throughout the site.

●	Customer transactions. We are constantly improving the ways our customers access information, creating synergies within all our channels in order to promote the use of Internet banking and optimize transaction costs.
●	Selling products and services. We offer products according to a customer’s profile and design easy and efficient product acquisition processes.

As of December 31, 2020, we had approximately 1,582,143 active Internet banking customers. We had, on average, 48.4 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2020. The following table presents summarized operating statistics for our Internet banking channel:

			Change, Year Ended
	Monthly Average		December 31, 2020 vs.
	Year ended December 31,		year ended December 31, 2019
	2019	2020	#	%
Monetary transactions	16,251,564	9,894,496	(6,357,068)	(39)%
Non-monetary transactions	45,195,617	38,521,344	(6,674,273)	(15)%
Total transactions	61,447,181	48,415,840	(13,031,341)	(21)%

Mobile Banking

In March 2012, we launched our mobile banking (Banca Móvil or SúperMóvil) channel, which enables customers to effect transactions on mobile phones. The application comes with a “geo-reference” function, which allows our customers to locate the nearest branch or ATM. The application is compatible with most of the mobile phones available in the Mexican market, including smart phones. There is also a customized version for tablets.

Mobile banking lowers the cost of bringing services to our customers and makes our services more convenient, which we believe helps to increase customer transactions.

As of December 31, 2020, we had approximately 4,684,667 mobile banking active customers, with approximately 391.3 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

			Change, year ended
	Month average		December 31, 2020 vs.
	Year ended December 31,		year ended December 31, 2019
	2019	2020	#	%
Monetary transactions	8,359,519	14,946,583	6,587,064	79%
Non-monetary transactions	262,443,264	376,375,838	113,932,574	43%
Total transactions	207,802,783	391,322,421	120,519,638	45%

To date, SúperMóvil has functions for making clarifications to unrecognized charges, activation of credit card, renewal of Super Token, registration to Santander Plus, provision of consumer credit, portability of payroll, request for an increase in the line of credit and transfer of debts of other banks with preferential rates, payments of services, investments, facial and fingerprint recognition access, cardless cash, savings plan, direct debits, recharge cell phone credit and “Santander TAP”.

Specialized Sales Force

Our Asesores Super Nómina network is a specialized sales force responsible for delivering the payroll kits to the employees of the companies that have payroll services with the Bank. Payroll kits are welcome kits that describe all the benefits of the payroll deposit services to the customer. Upon the signature of a contract contained in this kit, the employee allows us to offer him pre-approved financial products (such as credit cards, consumer loans, insurance policies and investments) through all of our banking channels. This process is part of our 360-degree cross-selling strategy.

When the payroll kits are delivered, the Asesores Super Nómina also explain the different benefits of being a customer of the Bank and assist with the activation process of debit cards.

As of December 31, 2020, 228 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 85,448 total payroll kits in 2020, a decrease of 42% from a monthly average of 183,784 payroll kits generated in 2019, with an 80% means 147,027 payroll kits delivered in 2020.

Third-Party Branches

We provide banking services to our customers through 19,446 Grupo Oxxo stores, 1,873 7-Eleven stores and 1,690 complementary branches provided through our below-described relationship with Telecomm, 2,300 Farmacias Guadalajara stores, 1,224 Tiendas Extra stores, 136 7/24 Mix stores and 113 Woolworth Stores and Tiendas del Sol, which are third-party branches, as of December 31, 2020. At these third-party branches, we process more than 4.3 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

In April 2010, we signed an agreement with Telecomunicaciones de Mexico (Telecomm), a public entity created and operated by the SCT (Secretaria de Comunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,690 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to Ps.5,000 per account per day), (ii) make checking account deposits (up to Ps.15,000 per account per day), (iii) check account balances, and (iv) perform other transactions. The agreement is renewable on an annual basis and we pay Telecomm a commission that varies depending on the service and value of the transaction.

In the first quarter of 2013, we entered into an agreement with Grupo Oxxo, which operates convenience stores throughout Mexico, allowing us to offer our services through more than 19,446 Grupo Oxxo stores. At these locations, our customers make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

In November 2014, we signed an agreement with 7-Eleven, setting up a complementary network that enables us to serve our customers in more than 1,873 convenience stores nationwide. In such convenience stores, our customers can perform payments, credit and debit card deposits (up to Ps.5,000 per account per day), 365 days a year, from 8:00 a.m. to 8:00 p.m. The agreement is renewable on an annual basis and we pay 7-Eleven a fixed amount per transaction.

In April 2018, we signed an agreement with the convenience stores chain Circle K, Tiendas Extra and K to enable its more than 1,224 stores to be banking hubs that provide services for the deposit and/or payment to a credit card for a maximum of Ps.5,000 per account per day and with no a minimum amount at any time between of 8:00 a.m. and 8:00 p.m. any day of the year. Additionally, we entered into an agreement with Farmacias Guadalajara chain, which has 2,300 branches. Deposits and payments can be made by credit card up to a maximum of Ps.5,000 per account per day at each pharmacy.

During the last quarter of 2018, for the convenience of our customers and users we signed an agreement with 7/24 Mix, a fast food chain, where customers can make deposits and payments to debit cards of up to Ps.5,000 per day.

In addition, in the first quarter of 2019, we incorporated Woolworth and Tiendas del Sol as a bank correspondent. Under this alliance, all transactions at these stores are credited immediately so that our customers and users have the ability to make payments from 8:00 am to 8:00 pm, 365 days of the year for a cost of Ps.8 per transaction. Our customers and users can make deposits and payments in the amount of up to Ps.5,000 per account each day.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as “Referenced Deposits” and “Cellphone Deposits.”

Third-Party Mortgage Brokers

Approximately 59% of our mortgage loans were originated through third-party mortgage brokers in 2020. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 1,000 smaller brokers, which sometimes originate mortgage loans on behalf of the larger brokers.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.872,493 million (U.S.$43,825 million), or 51.8%, of our total liabilities as of December 31, 2020. Customer deposits typically represent a large portion of our funding base based on our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

In order to increase liquidity and extend our maturity profile, we rely in part on domestic peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander México’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	693,804	14.4%	Ps.	711,996	13.5%	Ps.	775,840	13.6%	Ps.	775,334	12.9%	Ps.	893,327	13.4%
BBVA Bancomer		1,054,695	21.9		1,179,911	22.4		1,218,560	21.3		1,289,581	21.4		1,434,931	21.5
Banamex		709,443	14.7		715,820	13.6		768,574	13.4		774,016	12.8		917,241	13.7
Banorte		597,009	12.4		660,937	12.5		792,391	13.9		756,631	12.6		855,668	12.8
HSBC		339,300	7.0		406,361	7.7		464,208	8.1		542,235	9.0		516,902	7.7
Scotiabank		276,787	5.7		333,916	6.3		385,791	6.7		421,236	7.0		473,182	7.1
Inbursa		232,926	4.8		234,372	4.4		236,756	4.1		240,437	4.0		266,210	4.0
Santander + Top 6	Ps.	3,903,965	80.9%	Ps.	4,243,313	80.4%	Ps.	4,642,120	81.1%	Ps.	4,799,470	79.6%	Ps.	5,357,461	80.2%
Total System	Ps.	4,825,783	100.0%	Ps.	5,273,627	100.0%	Ps.	5,722,176	100.0%	Ps.	6,026,878	100.0%	Ps.	6,671,738	100.0%

Source: CNBV.

(1) Funding and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	405,768	13.8%	Ps.	433,231	13.4%	Ps.	455,110	13.6%	Ps.	443,221	12.4%	Ps.	515,449	12.4%
BBVA Bancomer		754,935	25.8		835,500	25.9		864,707	25.8		923,245	25.9		1,084,253	26.0
Banamex		545,495	18.6		563,571	17.5		608,527	18.1		623,514	17.5		720,625	17.3
Banorte		382,459	13.0		395,135	12.2		412,547	12.3		436,079	12.2		531,522	12.7
HSBC		210,608	7.2		256,121	7.9		267,707	8.0		295,803	8.3		317,627	7.6
Scotiabank		147,174	5.0		176,461	5.5		163,028	4.8		167,261	4.7		202,371	4.9
Inbursa		82,200	2.8		106,729	3.3		124,533	3.7		141,140	4.0		159,046	3.8
Santander + Top 6(2)	Ps.	2,528,639	86.2%	Ps.	2,766,749	85.7%	Ps.	2,896,159	86.3%	Ps.	3,030,262	84.9%	Ps.	3,530,893	84.7%
Total System	Ps.	2,931,012	100.0%	Ps.	3,229,371	100.0%	Ps.	3,354,975	100.0%	Ps.	3,568,991	100.0%	Ps.	4,171,724	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total time deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	235,122	15.1%	Ps.	259,081	14.8%	Ps.	283,357	14.2%	Ps.	302,188	14.6%	Ps.	328,210	15.8%
BBVA Bancomer		277,385	17.8		323,707	18.5		332,427	16.6		339,811	16.4		327,862	15.8
Banorte		192,043	12.3		249,012	14.3		342,267	17.1		303,837	14.6		306,897	14.8
Scotiabank		107,945	6.9		143,323	8.2		191,834	9.6		197,721	9.5		203,586	9.8
Banamex		156,747	10.1		133,657	7.7		150,650	7.5		139,789	6.7		187,995	9.1
HSBC		92,236	5.9		118,041	6.8		160,875	8.0		218,624	10.5		179,265	8.6
Inbursa		136,044	8.7		108,809	6.2		90,976	4.6		81,264	3.9		76,320	3.7
Santander + Top 6	Ps.	1,197,522	76.8%	Ps.	1,335,629	76.5%	Ps.	1,552,386	77.6%	Ps.	1,583,234	76.3%	Ps.	1,610,135	77.6%
Total System	Ps.	1,556,016	100.0%	Ps.	1,746,385	100.0%	Ps.	2,001,700	100.0%	Ps.	2,074,473	100.0%	Ps.	2,072,961	100.0%

Source: CNBV.

(1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	51,784	15.8%	Ps.	18,467	6.5%	Ps.	35,872	10.2%	Ps.	28,194	7.7%	Ps.	47,876	11.7%
Scotiabank		21,323	6.5		13,622	4.8		30,334	8.6		55,642	15.1		66,612	16.2
Inbursa		14,618	4.4		18,745	6.6		21,142	6.0		17,884	4.9		30,696	7.5
HSBC		35,780	10.9		31,541	11.0		34,935	9.9		27,140	7.4		19,155	4.7
BBVA Bancomer		19,204	5.8		17,380	6.1		17,861	5.1		22,018	6.0		17,860	4.4
Banorte		21,155	6.4		15,134	5.3		35,686	10.1		14,630	4.0		14,665	3.6
Banamex		3,952	1.2		14,548	5.1		5,013	1.4		5,804	1.6		3,432	0.8
Santander + Top 6(2)	Ps.	167,816	51.0%	Ps.	129,437	45.4%	Ps.	180,843	51.3%	Ps.	171,311	46.5%	Ps.	200,296	48.9%
Total System	Ps.	328,533	100.0%	Ps.	286,011	100.0%	Ps.	352,313	100.0%	Ps.	368,219	100.0%	Ps.	410,172	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

In 2020, Bank’s marketing area focused on advancing the 2019 strategy by connecting with customers and focusing on what is really important for them, particularly during the challenges of the COVID-19 pandemic.

In the first half of 2020, we stood out as being one of the first companies to launch a digital campaign showing our support to the real heroes: health care workers. In the second half of 2020, we wanted to demonstrate empathy and support for customers and non-customers alike and launched an institutional campaign, “Volver” (return), to encourage people during these hard times.

As a result of this new reality we are living, digital banking has assumed a key role and so we finished the fourth quarter of 2020 with a mass media campaign promoting our mobile banking. At the touch of a finger, customers can access the bank easily, whenever they want and wherever they are.

Our 2020 sponsorship strategy was created with the purpose of attracting new customers and connecting with current customers. The strategy was based on 4 pillars: wellness, sports, entertainment and gastronomy. We have focused on the wellness pillar, since it is an area of opportunity relatively unexplored by banks and that our customers are increasingly interested in. Therefore, we decided to participate in sporting events (9 face-to-face and 62 virtual) and gyms nationwide with exclusive on-site benefits and more than 2,300 free virtual classes.

Within the sports pillar, we had presence in the most important events, both national and international, such as the World Golf Championship (WGC) of Mexico, Monterrey Tennis Open, the UEFA Champions League, among others. In entertainment, we focus on important presales and virtual concerts nationwide, in addition to participating in some amusement parks in Mexico City. The gastronomic pillar was strengthened by sponsoring Sabores Polanco, a first-class event, fostering our alliance with Aeroméxico.

During 2020, the Digital Marketing Team consolidated itself as one of the leaders in the industry, launching several digital campaings which were best practices on Google, Twitter and Teads platforms. In addition, 7 campaign videos were placed in the top ten of YouTube advertisements, with "Volver" and “El mundo digital” videos being number one during October and November, with more than 241 million views. This year the Digital Engagement Rate (DER) goal of 3.4% was exceeded and at the end of the year we achieved a rate of 3.8%.

In Autocompara, we significantly increased the end-to-end digital acquisition compared to 2019 as a result of different activities such as A/B testings and Search Engine Optimization (SEO) / Search Engine Marketing (SEM) optimizations. Currently, the Bank is displayed in search engines at the top results page in searches related to credit cards and insurance products which includes car insurance.

In the global program of Conversion Rate Optimization (CRO), we worked in five programs in which we were able to carry out 42 A/B tests on the different digital funnels in order to optimize the online conversions.

Banco Santander México has differentiated itself on advertising spending within its category. Despite occupying the fifth place on advertising spending among Mexican banks according to IBOPE AGB as of December 2020, we are third among Mexican banks in brand awareness. We believe this shows the success of our communication strategy.

In Mexico, part of our efforts are dedicated to social responsibility. Our ATMs receive voluntary donations from our customers several times a year. With these contributions, we have supported the valuable work of the United Nations International Children’s Emergency Fund, or UNICEF, in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.142.5 million in the past 18 years. We have also supported environmental projects led by Reforestamos México, raising more than Ps.37.4 million over the past 13 years. We also support Casa de la Amistad para Niños con Cancer in early detection and early childhood cancer care. In the last four years, we have raised more than Ps.14.7 million. In 2019, we began supporting Escuela SER, an organization dedicated to providing high quality basic education for underprivileged children. In two years, we helped it raise more than Ps.6.1 million. Lastly, in 2020 we formed an alliance with Fundación Alsea, to help end hunger, especially in early childhood. The total amount raised was Ps.1.6 million.

This year, a large part of our efforts was dedicated to help mitigate the COVID-19 pandemic and its social and economic impact. In this regard, Banco Santander México, in alliance with four other companies, donated more than 90,000 personal protection equipment kits to 150 medical institutions across the country. We also donated Ps.1.4 million to Fundación CMR to help 120 minors who were affected by the COVID-19 pandemic and provided daily meals.

Furthermore, in alliance with Zurich Santander Insurance America, S.L., we delivered 6,202 pantries to families who had lost their jobs or source of income due to the COVID-19 pandemic. The deliveries took place during June and July in four states: Mexico City, State of Mexico, Puebla and Guanajuato. Also, 125,000 meals were distributed for health care workers in the "National Institute of Medical Sciences and Nutrition Salvador Zubirán" and in the "National Institute of Respiratory Diseases" (INER), both located in Mexico City.

In addition, in collaboration with Zurich Santander Insurance America, S.L., we purchased more than Ps.15.0 million in essential medical and personal protection equipment for INER, including 1,250 ventilator circuits, 38 hospital beds, 100 vital sign monitors, 50 ventilator heating units, 10,068 N95 masks, and 4,000 surgical gowns.

Aside from the economic and social effects caused by the COVID-19 pandemic, Mexico faced one of the largest floods in history in the state of Tabasco, which affected more than 361 thousand inhabitants. Banco Santander Mexico, in alliance with World Vision Mexico and Centro Nacional de Apoyo para Contingencias Epidemiológicas y Desastres A.C. (CENACED), donated humanitarian assistance packages that benefited more than 36 thousand people in ten municipalities of the state. The aid was delivered to the beneficiaries thanks to the alliance with Juntos X México and Por Tabasco organizations.

Information Technology

Our main data center is located in Mexico and our disaster recovery site is located in Spain. We continuously invest in new technologies and the maintenance of our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our effectiveness and support business growth. We believe that proper management of technology is key to the proper management of our business. Our modern technology platform is interconnected with the platform of Santander Group, which enables us to provide seamless coverage to our customers. Additionally, we are incorporating new digital technologies that we strongly believe will allow us to implement modern systems in an agile and flexible way with better value for our customers, who can access a broad variety of our services both through the traditional channels as well as through the new digital channels.

Through our Information Technology Governance Model, we ensure that information technology investments are aligned with our strategy and business plan prior to approval. In this model, we strongly encourage Robotic Process Automation in order to increase efficiency of business operations.

In order to achieve our business plan, we have acquired all of the shares of Santander Tecnología México, S.A. de C.V. (Santander Tecnología México, formerly Isban México, S.A. de C.V.) from our Parent in 2018. To date, Santander Tecnología México is fully integrated into our operations, helping us to manage our technical infrastructure, execute information technology projects and support and manage our suppliers.

This strategy enables us to leverage our global scale and capture the benefits of outsourcing, including consolidation, shared capability, scale, diversified expertise from our collaborators, and exchange of best practices and simplified governance, without the risk of losing control of the core activities.

Our information technology architecture is the central pillar of our banking operations. Our focus is to serve our customers on a global scale leveraging an architecture that is uniquely customer-centered, provides business support and increases the efficiency of our processes, all within a framework of enhanced security and regulatory compliance.

Our operational platform efficiently combines our modern digital business-oriented information technology systems with our multichannel distribution strategy, resulting in innovative ways to reach, support and serve our customers and attract potential new customers. We continue to incorporate new digital technologies and agile methodologies and to increase cloud adoption for the development of systems and tools as well as new biometric recognition technologies for authentication, which will allow us to efficiently implement digital and secure solutions that improve the customer experience. In order to enhance customers’ banking experience, we are also growing our nationwide installed ATM infrastructure and strategically replacing the old infrastructure, adding new features to the existing machines, and updating the CRM tools and strategies that allow us to monitor our customers’ behavior and provide them with targeted and real-time product offerings through diverse channels.

As a result, we are able to efficiently leverage alternative distribution channels, such as ATMs, digital banking, Application Programming Interfaces (APIs) and our contact centers, which are complementary to our traditional proprietary branch network. These alternative distribution channels enable us to provide better service and support to our customers and increase our digital customer satisfaction, and therefore, our sales ratios. This has allowed us to adequately support the significant increase in digital customer and activity.

In 2020, we also focused on strengthening the coordination between our information security and fraud teams, as the nature of many modern cyber-attacks and data breaches requires both teams' participation and our operational resilience against a cybersecurity incidents depends on responding quickly and effectively in order to mitigate business risk and disruptions. We implemented a cybersecurity transformation plan in 2020 that aims to ensure that our forensic and incident management team has the required tools and support to effectively address major incidents.

Intellectual Property

In Mexico, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial or IMPI), the agency responsible for registering trademarks and patents in Mexico. After registration, the owner has exclusive use of the trademark in Mexico for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We own the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx and www.supernetempresas.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this Report.

Competition

General

We face strong domestic competition in all aspects of our business from other Mexican financial groups, commercial banks and insurance companies, as well as from non-Mexican banks and international financial institutions. We compete for both commercial and retail customers with other large Mexican banks, including subsidiaries of foreign banks. In some parts of Mexico, Banco Santander México also competes with regional banks. Banco Santander México also competes with certain non-Mexican banks (principally those based in the United States and Spain) for the business of the largest Mexican industrial groups and government entities, as well as high net worth individuals.

Our principal competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, which is part of Citigroup; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat. Some of the banks with which Banco Santander México competes are significantly larger and have more financial resources than Banco Santander México, including a larger asset size and capital base.

The following table shows the rankings and market share of Banco Santander México as of December 31, 2020, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2020

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.3%
Deposits	4	13.0%
Total assets	2	16.6%
Asset quality(3)	7	—
Total equity	3	13.4%
Net income	3	19.7%
Efficiency(4)	4	—
ROAE(5)	3	—

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets: Banco Santander México, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.
(5)	Calculated based upon the average balance of equity.

Our prominence in Mexico’s financial system has been recognized in the Mexican business community. In 2020, Euromoney magazine named Banco Santander México as “Best Bank” for SMEs in Latin America”, International Finance Magazine named Banco Santander Mexico “Best Financial Inclusion Bank in Mexico” and The Banker magazine named Banco Santander Mexico Private Banking as “Best Private Bank in Mexico”. In addition, Banco Santander Mexico also received the Annual Financial Innovator of the Americas Platinum Award and the Annual Gold Regional Disrupter Award by Fintech Americas. Furthermore, Banco Santander Mexico ranked 9th place in the more than 3,000 employees category in the Top Companies ranking and 10th place in the more than 500 employees category, in the Super Workplaces (Súper Espacios de Trabajo) ranking by Top Companies.

The Mexican Center for Philanthropy (Centro Mexicano para la Filantropia or CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Banco Santander México, for the sixteenth time, with the prestigious Socially Responsible Company (ESR) distinction. Banco Santander México was also recognized by Reforestamos Mexico for its 13 year alliance promoting the sustainable development of forests and communities. For three consecutive years, Banco Santander México has taken part in the FTSE4Good Index. In addition, in 2020, it was included in the new S&P/Mexican Stock Exchange (BMV) “Total Mexico ESG Index”. Lastly, for the first time Banco Santander México was selected to be part of the Dow Jones Sustainability MILA Pacific Alliance Index.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2020, the four largest banks, BBVA Bancomer, Banamex, Banorte and Banco Santander México, held in the aggregate 64.6% of the total deposits in Mexico, followed by a total of 17.1% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 18.3% was distributed among 43 other banks as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

The deposits of members with a credit union are not subject to any form of deposit insurance. There are credit unions for many different economic groups, ranging from fishermen to industrialists, but there are also “mixed” credit unions that accept members who perform different economic activities and “social sector” credit unions that serve economic sectors that are unable to access traditional financial institutions due to social, economic and geographic conditions.

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

At the beginning of 2008, the Mexican Banking Law was modified to, among other things, grant authority to the CNBV (with the assistance of other regulators, but having primary responsibility) to authorize the creation of banks solely to engage in certain activities (which is intended to incentivize competition, reduce required capital considering their risk exposure and improve the attention to certain industries and regions) as compared to so-called “universal” banks, such as Banco Santander México. As a result of the reduced capital requirements and potential reduced operational costs that are likely to apply to this type of bank, competition has increased as a result of the creation of more banks to target specific market niches.

Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

Market Position of Banco Santander México

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	19,316	12.3%	Ps.	21,264	13.0%	Ps.	20,144	19.7%
BBVA Bancomer		46,059	29.3		49,254	30.2		36,172	35.4
Banorte		24,834	15.8		27,493	16.9		20,384	20.0
Banamex		17,735	11.3		20,122	12.3		7,440	7.3
Inbursa		11,922	7.6		6,673	4.1		6,791	6.6
Scotiabank		7,176	4.6		4,948	3.0		3,020	3.0
HSBC		5,836	3.7		7,374	4.5		(708)	(0.7)
Others(2)		24,195	15.4		25,951	15.9		8,878	8.7
Mexican financial system	Ps.	157,073	100.0%	Ps.	163,078	100.0%	Ps.	102,121	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.
(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	125,630	12.3%	Ps.	138,381	12.8%	Ps.	158,930	13.4%
BBVA Bancomer		194,185	19.1		214,826	19.9		242,308	20.4
Banamex		159,925	15.7		160,816	14.9		174,303	14.6
Banorte		108,400	10.6		114,258	10.6		135,044	11.3
Inbursa		111,509	11.0		95,757	8.9		99,904	8.4
HSBC		59,715	5.9		66,244	6.1		65,366	5.5
Scotiabank		49,777	4.9		53,196	4.9		55,322	4.6
Total for seven banks(2)	Ps.	809,141	79.5%	Ps.	843,477	78.2%	Ps.	931,177	78.2%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018		2019		2020
	Return-on-average	Equity to total	Return-on-average	Equity to total	Return-on-average	Equity to total
	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)
Santander	16.0%	9.2%	16.1%	9.9%	13.5%	8.6%
Banorte	25.5	9.2	24.7	9.9	16.4	10.7
BBVA Bancomer	24.9	9.4	24.1	10.1	15.8	9.9
Inbursa	11.3	28.3	6.4	26.4	6.9	24.9
Scotiabank	14.6	9.5	9.6	9.1	5.6	8.7
Banamex	11.0	12.8	12.5	13.0	4.4	12.8
HSBC	10.1	7.7	11.7	8.4	(1.1)	8.4
Mexican financial system	16.1%	10.7%	15.6%	11.1%	9.0%	10.6%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander México’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2016	2017	2018	2019	2020
	(%)
Santander	10.3%	10.8%	11.0%	11.9%	14.3%
Inbursa	18.5	18.3	22.2	18.0	18.7
BBVA Bancomer	10.7	11.7	12.0	12.5	14.4
Banamex	14.4	13.9	13.7	12.5	14.2
Banorte	12.1	12.0	12.7	12.7	13.9
Scotiabank	13.0	13.8	11.6	11.6	11.9
HSBC	10.7	11.6	10.4	11.1	11.7
Median of seven banks	12.1%	12.0%	12.0%	12.5%	14.2%

Source: CNBV.

Efficiency

As of December 31, 2020, Banco Santander México was the fourth most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander México’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018	2019	2020
	(%)
Santander	43.5%	45.4%	46.1%
Banamex	59.5	57.5	63.6
HSBC	60.1	58.8	63.2
Scotiabank	60.1	58.3	57.2
Banorte	41.4	42.3	45.0
BBVA Bancomer	38.2	38.2	40.0
Inbursa	26.9	35.2	37.3
Median of seven banks	43.5%	46.7%	49.3%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	591,428	13.6%	Ps.	617,870	13.0%	Ps.	682,848	13.2%	Ps.	713,680	13.8%	Ps.	702,769	13.6%
BBVA Bancomer		1,017,682	23.5		1,075,080	22.7		1,160,308	22.4		1,240,804	23.9		1,245,943	24.0
Banorte		567,083	13.1		615,744	13.0		769,433	14.8		756,143	14.6		791,036	15.3
Banamex		599,229	13.8		667,931	14.1		671,735	13.0		655,812	12.6		560,522	10.8
Scotiabank		251,937	5.8		316,054	6.7		370,365	7.1		413,731	8.0		415,206	8.0
HSBC		278,102	6.4		317,914	6.7		379,026	7.3		400,531	7.7		367,655	7.1
Inbursa		283,662	6.5		289,347	6.1		250,048	4.8		248,258	4.8		227,978	4.4
Total for seven banks(2)	Ps.	3,589,123	82.7%	Ps.	3,899,940	82.2%	Ps.	4,283,763	82.6%	Ps.	4,428,959	85.4%	Ps.	4,311,109	83.2%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	128,836	18.7%	Ps.	130,492	17.5%	Ps.	141,649	17.3%	Ps.	151,929	18.5%	Ps.	172,871	21.1%
BBVA Bancomer		184,418	26.8		196,510	26.4		211,517	25.8		236,133	28.8		257,273	31.4
Banorte		115,856	16.8		136,728	18.3		157,262	19.2		172,059	21.0		189,394	23.1
Scotiabank		92,616	13.5		107,248	14.4		123,327	15.0		137,344	16.8		151,492	18.5
HSBC		34,506	5.0		38,762	5.2		48,038	5.9		64,371	7.9		78,926	9.6
Banamex		81,838	11.9		84,174	11.3		82,326	10.0		86,286	10.5		78,857	9.6
Inbursa		6,900	1.0		6,853	0.9		6,371	0.8		5,899	0.7		5,812	0.7
Santander + Top 6(2)	Ps.	644,970	93.7%	Ps.	700,767	94.0%	Ps.	770,490	94.0%	Ps.	854,021	93.8%	Ps.	934,625	93.9%
Total System	Ps.	687,600	100.0%	Ps.	745,683	100.0%	Ps.	819,607	100.0%	Ps.	910,008	100.0%	Ps.	994,970	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	100,065	11.2%	Ps.	106,864	11.0%	Ps.	110,837	10.7%	Ps.	117,122	11.3%	Ps.	115,712	11.1%
BBVA Bancomer		254,720	28.4		267,373	27.5		282,268	27.2		310,643	29.9		298,116	28.7
Banamex		190,209	21.2		202,111	20.8		212,194	20.4		203,230	19.6		169,615	16.3
Banorte		89,832	10.0		106,324	10.9		115,569	11.1		120,496	11.6		121,183	11.7
HSBC		58,327	6.5		59,245	6.1		60,828	5.9		66,844	6.4		61,147	5.9
Scotiabank		27,456	3.1		34,726	3.6		43,473	4.2		46,505	4.5		41,563	4.0
Inbursa		48,346	5.4		50,802	5.2		48,931	4.7		46,647	4.5		35,010	3.4
Santander + Top 6(2)	Ps.	768,955	85.8%	Ps.	827,445	85.1%	Ps.	874,100	84.2%	Ps.	911,487	87.8%	Ps.	824,346	81.1%
Total System	Ps.	895,930	100.0%	Ps.	972,417	100.0%	Ps.	1,038,608	100.0%	Ps.	1,092,779	100.0%	Ps.	1,008,983	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	292,718	14.8%	Ps.	314,679	13.8%	Ps.	350,586	13.7%	Ps.	357,464	14.0%	Ps.	331,070	12.9%
BBVA Bancomer		415,975	21.0		459,035	20.2		506,446	19.8		517,140	20.2		500,860	19.6
Banorte		207,272	10.5		217,000	9.5		283,280	11.1		272,834	10.7		299,412	11.7
Banamex		238,495	12.0		295,896	13.0		301,874	11.8		292,677	11.4		251,413	9.8
HSBC		140,227	7.1		185,613	8.2		213,652	8.3		215,160	8.4		185,871	7.3
Scotiabank		95,369	4.8		127,258	5.6		155,686	6.1		162,733	6.4		184,180	7.2
Inbursa		192,803	9.7		198,936	8.7		173,662	6.8		180,467	7.1		173,457	6.8
Santander + Top 6(2)	Ps.	1,582,859	79.9%	Ps.	1,798,417	79.0%	Ps.	1,985,186	77.6%	Ps.	1,998,475	78.1%	Ps.	1,926,263	75.3%
Total System	Ps.	1,980,829	100.0%	Ps.	2,274,115	100.0%	Ps.	2,559,401	100.0%	Ps.	2,634,267	100.0%	Ps.	2,575,059	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2016			2017			2018			2019			2020
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	69,808	9.0%	Ps.	65,836	8.7%	Ps.	79,776	10.4%	Ps.	87,165	11.4%	Ps.	83,116	10.8%
BBVA Bancomer		162,569	21.0		152,163	20.2		160,076	20.9		176,887	23.0		189,694	24.7
Banorte		154,123	19.9		155,691	20.7		213,322	27.8		190,754	24.9		181,047	23.6
Banamex		88,688	11.4		85,750	11.4		75,340	9.8		73,618	9.6		60,637	7.9
HSBC		45,042	5.8		34,294	4.6		56,508	7.4		54,155	7.1		41,711	5.4
Scotiabank		36,496	4.7		46,822	6.2		47,879	6.2		49,415	6.4		37,971	4.9
Inbursa		35,614	4.6		32,756	4.3		21,085	2.7		32,979	4.3		13,699	1.8
Santander + Top 6(2)	Ps.	592,340	76.4%	Ps.	573,312	76.1%	Ps.	653,986	85.2%	Ps.	664,974	86.6%	Ps.	607,875	79.1%
Total System	Ps.	774,737	100.0%	Ps.	753,713	100.0%	Ps.	767,536	100.0%	Ps.	768,574	100.0%	Ps.	723,582	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018			2019			2020
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	693,742	13.7%	Ps.	692,064	13.6%	Ps.	762,996	15.0%
BBVA Bancomer		1,109,223	21.9		1,177,321	23.2		1,328,151	26.2
Banamex		751,280	14.8		754,648	14.9		904,923	17.8
Banorte		745,731	14.7		715,906	14.1		798,101	15.7
HSBC		408,819	8.0		473,432	9.3		451,162	8.9
Scotiabank		329,085	6.5		323,830	6.4		372,956	7.3
Inbursa		152,603	3.0		165,460	3.3		178,514	3.5
Total for seven banks	Ps.	4,190,483	82.6%	Ps.	4,302,660	84.8%	Ps.	4,796,803	94.4%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2018	2019	2020
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	2.4%	2.3%	3.1%
Scotiabank	2.2	2.4	3.0
BBVA Bancomer	2.0	2.2	3.0
Banamex	2.2	2.2	2.9
HSBC	1.9	2.0	2.8
Inbursa	2.3	2.1	2.2
Banorte	1.7	1.6	1.1
Mexican financial system	2.1%	2.2%	2.6%

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander México’s total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2016		2017		2018		2019		2020
		(Market		(Market		(Market		(Market		(Market
		share		share		share		share		share
	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)
Santander	1,226	9.8%	1,220	9.6%	1,222	9.6%	1,045	8.2%	1,012	8.4%
BBVA Bancomer	1,835	14.7	1,839	14.4	1,832	14.3	1,859	14.6	1,745	14.4
Banamex	1,493	11.9	1,479	11.6	1,463	11.4	1,465	11.5	1,420	11.7
Banorte	1,175	9.4	1,148	9.0	1,150	9.0	1,182	9.3	1,193	9.9
HSBC	974	7.8	971	7.6	960	7.5	951	7.5	929	7.7
Inbursa	676	5.4	696	5.5	703	5.5	883	6.9	748	6.2
Scotiabank	572	4.6	551	4.3	551	4.3	553	4.3	521	4.3
Santander + Top 6(2)	7,951	63.6%	7,904	62.0%	7,881	61.6%	7,938	62.4%	7,568	62.6%
Total System	12,522	100.0%	12,744	100.0%	12,792	100.0%	12,721	100.0%	12,106	100.0%

Source: CNBV (R1 regulatory report on branches, ATMs and credit cards).

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2016		2017		2018		2019		2020
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	6,722	14.0%	7,323	14.8%	8,295	15.6%	9,008	16.0%	9,448	16.4%
BBVA Bancomer	11,434	23.8	11,724	23.7	12,477	23.4	13,170	23.0	12,950	22.4
Banamex	8,133	17.0	8,765	17.7	9,319	17.5	9,466	17.0	9,424	16.3
Banorte	7,756	16.2	7,911	16.0	8,423	15.8	8,910	16.0	9,387	16.2
HSBC	5,472	11.4	5,470	11.0	5,851	11.0	6,041	11.0	5,934	10.3
Scotiabank	1,797	3.7	1,511	3.0	1,564	2.9	1,633	3.0	1,742	3.0
Inbursa	845	1.8	807	1.6	810	1.5	780	1.0	750	1.3
Santander + Top 6(2)	42,159	87.9%	43,511	87.8%	46,739	87.7%	49,008	87.0%	49,635	85.9%
Total System	47,945	100.0%	49,508	100.0%	53,270	100.0%	56,310	100.0%	57,770	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We follow a strategic program of Corporate Social Responsibility, which promotes a continuous commitment to act responsibly, thus contributing to economic development and improving the quality of life of employees, their families and the community in general.

In this context, we have reaffirmed our respect and commitment to the environment by renewing our environmental policies and maintaining an Environmental Management System (EMS) for our corporate building in Santa Fe, Mexico City. We also implemented an EMS in our Patio Santa Fe corporate offices.

That is why throughout the year, internal monitoring audits and environmental legal compliance reviews were carried out, as well as important improvement activities.

In accordance with the foregoing, in November 2020 the maintenance audit was carried out by AENOR, under the ISO 14001:2015 guidelines, obtaining favorable results and zero non-conformities as we did in recent years, which will continue to place us at the forefront in matters of environmental commitment.

In addition, certification for Patio Santa Fe corporate offices was obtained. The environmental policy seeks to integrate sustainability into our daily management, carried out by senior management. This environmental policy commits us to the following:

●	Adopt practices focused on the efficient and responsible use of natural and material resources, minimize the generation of waste, pollutant emissions and wastewater resulting from our production processes.
●	Comply with the requirements of environmental legislation, applicable to the environmental aspects of our production, administrative and support services and processes, as well as other requirements to which we subscribe.
●	Maintain a commitment to continuous improvement of our EMS, which impacts in the environmental performance of the organization.

This environmental policy is communicated to all employees through one or more of the following means: communication announcements, posters located within the workspace, intranet website and/or training courses for contractors and new employees.

In compliance with the regulations at the federal level, annual information is sent to SEMARNAT (Secretaría de Medio Ambiente y Recursos Naturales) through the Annual Operating Certificate (COA), relating to the consumption information that generates pollutant emissions into the atmosphere, facilitating the classification and monitoring of these by the environmental authority through the Mexican National Emissions Register (RENE).

In 2019, a Renewable Energy Power Purchase Agreement (PPA) was signed with Thermion and AMPER for the supply of 30% of the annual consumption of the Bank’s national network, corresponding to 45 GWh. The energy will come from a wind power plant in the state of Tamaulipas. Changes in national regulations are leading these companies to pursue adding Banco Santander México as partner of their wind power plants.

Assuming the plant operates at 100% of its capacity, it will reduce annually 24,295 tons of CO2.

Below is a list of the recognitions and certifications we have obtained.

Corporate Center Santa Fe, Mexico City, Mexico

●	In 2020, the Environmental Management System established at our Santa Fe corporate building celebrated 16 years of being implemented and certified.

Technological Operations Center Santander (Centro Tecnológico de Operaciones Santander) (CTOS), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection (Procuraduría Federal de Protección al Ambiente or PROFEPA) and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Contact Center Santander (CCS), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Data Processing Center (Centro de Procesamiento de Datos) (CPD Q), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I-National granted by PROFEPA and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

To the best of our knowledge and understanding, there are currently no international, federal, state or local environmental laws, rules or regulations that will materially adversely affect our results or our position with respect to our competitors. However, in the future there may be.

Selected Statistical Information

The following information is included for analytical purposes and is derived from, and should be read in conjunction with, the audited financial statements contained elsewhere in this Report as well as with “Item 5. Operating and Financial Review and Prospects.”

Average balance sheet data has been calculated based upon the sum of daily average for each month in the applicable period. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated basis. We believe that the average data set forth herein accurately reflect in all material aspects our financial condition and results at the date and for the periods specified.

Average Balance Sheet and Interest Rates

The following tables show our average balance sheet and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread,” we have stated average balances on a gross basis, before netting our allowance for impairment losses, except for the total average asset figures, which include such netting. All average data have been calculated using daily averages.

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2018					2019					2020
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	30,215	Ps.	2,361	7.81%	Ps.	29,992	Ps.	2,456	8.19%	Ps.	40,037	Ps.	1,951	4.87%
Total	Ps.	30,215	Ps.	2,361	7.81%	Ps.	29,992	Ps.	2,456	8.19%	Ps.	40,037	Ps.	1,951	4.87%
Loans and advances to credit institutions
Pesos	Ps.	95,424	Ps.	7,085	7.42%	Ps.	97,794	Ps.	7,645	7.82%	Ps.	59,229	Ps.	3,037	5.13%
Foreign currency(1)		61,427		1,075	1.75%		70,975		1,500	2.11%		126,057		372	0.30%
Total	Ps.	156,851	Ps.	8,160	5.20%	Ps.	168,769	Ps.	9,145	5.42%	Ps.	185,286	Ps.	3,409	1.84%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	528,922	Ps.	64,846	12.26%	Ps.	582,595	Ps.	72,401	12.43%	Ps.	615,925	Ps.	66,951	10.87%
Foreign currency(1)		72,260		3,125	4.32%		72,891		3,419	4.69%		89,117		2,992	3.36%
Total	Ps.	601,182	Ps.	67,971	11.31%	Ps.	655,486	Ps.	75,820	11.57%	Ps.	705,042	Ps.	69,943	9.92%
Loans and advances to customers—credit cards
Pesos	Ps.	54,690	Ps.	14,523	26.56%	Ps.	57,538	Ps.	15,816	27.49%	Ps.	55,511	Ps.	15,151	27.29%
Total	Ps.	54,690	Ps.	14,523	26.56%	Ps.	57,538	Ps.	15,816	27.49%	Ps.	55,511	Ps.	15,151	27.29%
Debt instruments
Pesos	Ps.	201,125	Ps.	14,294	7.11%	Ps.	186,458	Ps.	13,699	7.35%	Ps.	330,717	Ps.	20,261	6.13%
Foreign currency(1)		76,260		3,296	4.32%		88,833		3,562	4.01%		106,104		2,589	2.44%
Total	Ps.	277,385	Ps.	17,590	6.34%	Ps.	275,291	Ps.	17,261	6.27%	Ps.	436,821	Ps.	22,850	5.23%
Income from hedging operations
Pesos			Ps.	2,858				Ps.	3,541				Ps.	2,432
Foreign currency(1)				—					—					—
Total			Ps.	2,858				Ps.	3,541				Ps.	2,432
Other interest-earning assets
Pesos			Ps.	62				Ps.	114				Ps.	249
Foreign currency(1)				61					77					—
Total			Ps.	123				Ps.	191				Ps.	249
Total interest-earning assets
Pesos	Ps.	910,376	Ps.	106,029	11.65%	Ps.	954,377	Ps.	115,672	12.12%	Ps.	1,101,419	Ps.	110,032	9.99%
Foreign currency(1)		209,947		7,557	3.60%		232,699		8,558	3.68%		321,278		5,953	1.85%
Total	Ps.	1,120,323	Ps.	113,586	10.14%	Ps.	1,187,076	Ps.	124,230	10.47%	Ps.	1,422,697	Ps.	115,985	8.15%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2018					2019					2020
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	19,564				Ps.	20,771				Ps.	20,954
Foreign currency(1)		3,974					3,756					1,168
Total	Ps.	23,538				Ps.	24,527				Ps.	22,122
Allowance for impairment losses
Pesos	Ps.	(18,002)				Ps.	(18,808)				Ps.	(20,651)
Foreign currency(1)		(1,969)					(2,104)					(2,748)
Total	Ps.	(19,971)				Ps.	(20,912)				Ps.	(23,399)
Tangible assets
Pesos	Ps.	11,401				Ps.	20,004				Ps.	16,150
Total	Ps.	11,401				Ps.	20,004				Ps.	16,150
Intangible assets
Pesos	Ps.	2,654				Ps.	2,525				Ps.	8,156
Total	Ps.	2,654				Ps.	2,525				Ps.	8,156
Other non-interest-earning assets
Pesos	Ps.	141,723				Ps.	150,543				Ps.	166,495
Foreign currency(1)		17,637					22,518					63,636
Total	Ps.	159,360				Ps.	173,061				Ps.	230,131
Total non-interest-earning assets
Pesos	Ps.	157,340				Ps.	175,035				Ps.	191,104
Foreign currency(1)		19,642					24,170					62,056
Total	Ps.	176,982				Ps.	199,205				Ps.	253,160
Total average assets
Pesos	Ps.	1,067,716	Ps.	106,029	9.93%	Ps.	1,129,412	Ps.	115,672	10.24%	Ps.	1,292,523	Ps.	110,032	8.51%
Foreign currency(1)		229,589		7,557	3.29%		256,869		8,558	3.33%		383,334		5,953	1.55%
Total	Ps.	1,297,305	Ps.	113,586	8.76%	Ps.	1,386,281	Ps.	124,230	8.96%	Ps.	1,675,857	Ps.	115,985	6.92%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2018					2019					2020
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	91,520	Ps.	7,304	7.98%	Ps.	108,707	Ps.	8,805	8.10%	Ps.	152,058	Ps.	12,383	8.14%
Foreign currency(1)		6,733		116	1.72%		8,804		236	2.68%		31,448		17	0.05%
Total	Ps.	98,253	Ps.	7,420	7.55%	Ps.	117,511	Ps.	9,041	7.69%	Ps.	183,506	Ps.	12,400	6.76%
Customer deposits— Demand accounts
Pesos	Ps.	331,574	Ps.	10,315	3.11%	Ps.	366,538	Ps.	12,185	3.32%	Ps.	410,244	Ps.	9,030	2.20%
Foreign currency(1)		52,043		15	0.03%		51,892		75	0.14%		56,705		13	0.02%
Total	Ps.	383,617	Ps.	10,330	2.69%	Ps.	418,430	Ps.	12,260	2.93%	Ps.	466,949	Ps.	9,043	1.94%
Customer deposits—Savings accounts
Pesos	Ps.	10				Ps.	12				Ps.	—
Total	Ps.	10				Ps.	12				Ps.	—
Customer deposits— Time deposits
Pesos	Ps.	194,579	Ps.	13,933	7.16%	Ps.	216,065	Ps.	16,333	7.56%	Ps.	244,261	Ps.	16,807	6.88%
Foreign currency(1)		61,742		1,010	1.64%		40,898		700	1.71%		20,409		138	0.68%
Total	Ps.	256,321	Ps.	14,943	5.83%	Ps.	256,963	Ps.	17,033	6.63%	Ps.	264,670	Ps.	16,945	6.40%
Customer deposits— Repurchase agreements
Pesos	Ps.	87,540	Ps.	6,640	7.59%	Ps.	77,903	Ps.	5,743	7.37%	Ps.	152,173	Ps.	2,247	1.48%
Total	Ps.	87,540	Ps.	6,640	7.59%	Ps.	77,903	Ps.	5,743	7.37%	Ps.	152,173	Ps.	2,247	1.48%
Subordinated debentures
Foreign currency(1)	Ps.	25,262	Ps.	1,610	6.37%	Ps.	25,093	Ps.	1,597	6.36%	Ps.	39,035	Ps.	1,767	4.53%
Total	Ps.	25,262	Ps.	1,610	6.37%	Ps.	25,093	Ps.	1,597	6.36%	Ps.	39,035	Ps.	1,767	4.53%
Marketable debt securities and other financial liabilities
Pesos	Ps.	40,054	Ps.	3,247	8.11%	Ps.	49,663	Ps.	4,319	8.70%	Ps.	89,527	Ps.	3,170	3.54%
Foreign currency(1)		23,447		997	4.25%		26,242		1,079	4.11%		49,785		2,586	5.19%
Total	Ps.	63,501	Ps.	4,244	6.68%	Ps.	75,905	Ps.	5,398	7.11%	Ps.	139,312	Ps.	5,756	4.13%
Other liabilities
Pesos	Ps.	77,301	Ps.	5,931	7.67%	Ps.	84,520	Ps.	6,365	7.53%	Ps.	16,778	Ps.	703	4.19%
Foreign currency(1)		—		—			19		—			—		—
Total	Ps.	77,301	Ps.	5,931	7.67%	Ps.	84,539	Ps.	6,365	7.53%	Ps.	16,778	Ps.	703	4.19%
Expense from hedging operation
Pesos	Ps.	—	Ps.	108		Ps.	—	Ps.	222		Ps.	—	Ps.	193
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	108		Ps.	—	Ps.	222		Ps.	—	Ps.	193
Other interest expense
Pesos	Ps.	—	Ps.	363		Ps.	—	Ps.	415		Ps.	—	Ps.	1,121
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	363		Ps.	—	Ps.	415		Ps.	—	Ps.	1,121
Total interest-bearing liabilities
Pesos	Ps.	822,578	Ps.	47,841	5.82%	Ps.	903,408	Ps.	54,387	6.02%	Ps.	1,065,041	Ps.	45,654	4.29%
Foreign currency(1)		169,227		3,748	2.21%		152,948		3,687	2.41%		197,382		4,521	2.29%
Total	Ps.	991,805	Ps.	51,589	5.20%	Ps.	1,056,356	Ps.	58,074	5.50%	Ps.	1,262,423	Ps.	50,175	3.97%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2018					2019					2020
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	23,459				Ps.	23,846				Ps.	—
Foreign currency(1)		53					86					—
Total	Ps.	23,512				Ps.	23,932				Ps.	—
Other liabilities— non-interest-bearing
Pesos	Ps.	92,491				Ps.	75,927				Ps.	91,170
Foreign currency(1)		70,517					100,490					180,900
Total	Ps.	163,008				Ps.	176,417				Ps.	272,070
Total equity
Pesos	Ps.	118,980				Ps.	129,576				Ps.	141,364
Total	Ps.	118,980				Ps.	129,576				Ps.	141,364
Total non-interest-bearing liabilities and equity
Pesos	Ps.	234,930				Ps.	229,349				Ps.	232,534
Foreign currency(1)		70,570					100,576					180,900
Total	Ps.	305,500				Ps.	329,925				Ps.	413,434
Total liabilities and equity
Pesos	Ps.	1,057,508	Ps.	47,841	4.52%		1,132,757	Ps.	54,387	4.80%	Ps.	1,297,575	Ps.	45,654	3.52%
Foreign currency(1)		239,797		3,748	1.56%		253,524		3,687	1.45%		378,282		4,521	1.20%
Total	Ps.	1,297,305	Ps.	51,589	3.98%	Ps.	1,386,281	Ps.	58,074	4.19%	Ps.	1,675,857	Ps.	50,175	2.99%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2020 compared to the year ended December 31, 2019 and changes for the year ended December 31, 2019 compared to the year ended December 31, 2018. We have calculated volume variations based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variations caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2020 and 2019
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	490	Ps.	(994)	Ps.	(505)
Total	Ps.	490	Ps.	(994)	Ps.	(505)
Loans and advances to credit institutions
Pesos	Ps.	(1,977)	Ps.	(2,631)	Ps.	(4,608)
Foreign currency(1)		163		(1,291)		(1,128)
Total	Ps.	(1,815)	Ps.	(3,921)	Ps.	(5,736)
Loans and advances to customers—excluding credit cards
Pesos	Ps.	3,623	Ps.	(9,073)	Ps.	(5,450)
Foreign currency(1)		545		(972)		(427)
Total	Ps.	4,168	Ps.	(10,045)	Ps.	(5,877)
Loans and advances to customers—credit cards
Pesos	Ps.	(553)	Ps.	(112)	Ps.	(665)
Total	Ps.	(553)	Ps.	(112)	Ps.	(665)
Debt instruments
Pesos	Ps.	8,838	Ps.	(2,276)	Ps.	6,562
Foreign currency(1)		421		(1,394)		(973)
Total	Ps.	9,259	Ps.	(3,670)	Ps.	5,589
Income from hedging operations
Pesos	Ps.	—	Ps.	(1,109)	Ps.	(1,109)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(1,109)	Ps.	(1,109)
Other interest-earning assets
Pesos	Ps.	—	Ps.	135	Ps.	135
Foreign currency(1)		—		(77)		(77)
Total	Ps.	—	Ps.	58	Ps.	58
Total interest-earning assets
Pesos	Ps.	14,690	Ps.	(20,330)	Ps.	(5,640)
Foreign currency(1)		1,641		(4,246)		(2,605)
Total	Ps.	16,331	Ps.	(24,576)	Ps.	(8,245)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2020 and 2019
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	3,530	Ps.	48	Ps.	3,578
Foreign currency(1)		12		(231)		(219)
Total	Ps.	3,542	Ps.	(183)	Ps.	3,359
Customer deposits—Demand accounts
Pesos	Ps.	962	Ps.	(4,117)	Ps.	(3,155)
Foreign currency(1)		1		(63)		(62)
Total	Ps.	963	Ps.	(4,180)	Ps.	(3,217)
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	1,940	Ps.	(1,466)	Ps.	474
Foreign currency(1)		(139)		(423)		(562)
Total	Ps.	1,801	Ps.	(1,889)	Ps.	(88)
Customer deposits—Repurchase agreements
Pesos	Ps.	1,097	Ps.	(4,593)	Ps.	(3,496)
Total	Ps.	1,097	Ps.	(4,593)	Ps.	(3,496)
Subordinated debentures
Foreign currency(1)	Ps.	631	Ps.	(461)	Ps.	170
Total	Ps.	631	Ps.	(461)	Ps.	170
Marketable debt securities and other financial liabilities
Pesos	Ps.	1,412	Ps.	(2,561)	Ps.	(1,149)
Foreign currency(1)		1,223		284		1,507
Total	Ps.	2,635	Ps.	(2,277)	Ps.	358
Other liabilities
Pesos	Ps.	(2,838)	Ps.	(2,824)	Ps.	(5,662)
Foreign currency(1)		—		—		—
Total	Ps.	(2,838)	Ps.	(2,824)	Ps.	(5,662)
Expense from hedging operations
Pesos	Ps.	—	Ps.	(29)	Ps.	(29)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(29)	Ps.	(29)
Other interest expense
Pesos	Ps.	—	Ps.	706	Ps.	706
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	706	Ps.	706
Total interest-bearing liabilities
Pesos	Ps.	6,103	Ps.	(14,836)	Ps.	(8,733)
Foreign currency(1)		1,728		(894)		834
Total	Ps.	7,831	Ps.	(15,730)	Ps.	(7,899)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2019 and 2018
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(18)	Ps.	113	Ps.	95
Total	Ps.	(18)	Ps.	113	Ps.	95
Loans and advances to credit institutions
Pesos	Ps.	185	Ps.	375	Ps.	560
Foreign currency(1)		202		223		425
Total	Ps.	387	Ps.	598	Ps.	985
Loans and advances to customers—excluding credit cards
Pesos	Ps.	6,670	Ps.	885	Ps.	7,555
Foreign currency(1)		30		264		294
Total	Ps.	6,700	Ps.	1,149	Ps.	7,849
Loans and advances to customers—credit cards
Pesos	Ps.	783	Ps.	510	Ps.	1,293
Total	Ps.	783	Ps.	510	Ps.	1,293
Debt instruments
Pesos	Ps.	(1,078)	Ps.	483	Ps.	(595)
Foreign currency(1)		504		(238)		266
Total	Ps.	(573)	Ps.	244	Ps.	(329)
Income from hedging operations
Pesos	Ps.	—	Ps.	683	Ps.	683
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	683	Ps.	683
Other interest-earning assets
Pesos	Ps.	—	Ps.	52	Ps.	52
Foreign currency(1)		—		16		16
Total	Ps.	—	Ps.	68	Ps.	68
Total interest-earning assets
Pesos	Ps.	5,333	Ps.	4,310	Ps.	9,643
Foreign currency(1)		837		164		1,001
Total	Ps.	6,170	Ps.	4,474	Ps.	10,644
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2019 and 2018
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	1,392	Ps.	109	Ps.	1,501
Foreign currency(1)		56		64		120
Total	Ps.	1,448	Ps.	173	Ps.	1,621
Customer deposits—Demand accounts
Pesos	Ps.	1,162	Ps.	708	Ps.	1,870
Foreign currency(1)		—		60		60
Total	Ps.	1,162	Ps.	768	Ps.	1,930
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	1,624	Ps.	776	Ps.	2,400
Foreign currency(1)		(357)		47		(310)
Total	Ps.	1,267	Ps.	823	Ps.	2,090
Customer deposits—Repurchase agreements
Pesos	Ps.	(710)	Ps.	(187)	Ps.	(897)
Total	Ps.	(710)	Ps.	(187)	Ps.	(897)
Subordinated debentures
Foreign currency(1)	Ps.	(11)	Ps.	(2)	Ps.	(13)
Total	Ps.	(11)	Ps.	(2)	Ps.	(13)
Marketable debt securities and other financial liabilities
Pesos	Ps.	836	Ps.	236	Ps.	1,072
Foreign currency(1)		115		(33)		82
Total	Ps.	951	Ps.	203	Ps.	1,154
Other liabilities
Pesos	Ps.	544	Ps.	(110)	Ps.	434
Foreign currency(1)		—		—		—
Total	Ps.	544	Ps.	(110)	Ps.	434
Expense from hedging operations
Pesos	Ps.	—	Ps.	114	Ps.	114
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	114	Ps.	114
Other interest expense
Pesos	Ps.	—	Ps.	52	Ps.	52
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	52	Ps.	52
Total interest-bearing liabilities
Pesos	Ps.	4,848	Ps.	1,698	Ps.	6,546
Foreign currency(1)		(197)		136		(61)
Total	Ps.	4,651	Ps.	1,834	Ps.	6,485
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS for the year ended December 31,
	2018		2019		2020
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	910,376	Ps.	954,377	Ps.	1,101,419
Foreign currency(1)		209,947		232,699		321,278
Total	Ps.	1,120,323	Ps.	1,187,076	Ps.	1,422,697
Net interest income
Pesos	Ps.	58,188	Ps.	61,285	Ps.	64,378
Foreign currency(1)		3,809		4,871		1,432
Total	Ps.	61,997	Ps.	66,156	Ps.	65,810
Gross yield(2)
Pesos		11.65%		12.12%		9.99%
Foreign currency(1)		3.60%		3.68%		1.85%
Total		10.14%		10.47%		8.15%
Net yield(3)
Pesos		6.39%		6.42%		5.85%
Foreign currency(1)		1.81%		2.09%		0.45%
Total		5.53%		5.57%		4.63%
Yield spread(4)
Pesos		5.83%		6.10%		5.70%
Foreign currency(1)		1.39%		1.27%		(0.44)%
Total		4.94%		4.97%		4.18%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.
(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Return-on-average Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS
	For the year ended December 31,
	2018	2019	2020
	(Percentages)
Return-on-average Equity and Assets
ROAA: Return-on-average total assets	1.49%	1.47%	1.13%
ROAE: Return-on-average equity	16.27%	15.73%	13.42%
Dividend pay-out ratio(1)	47.68%	50.50%	0.00%
Average equity as a percentage of average total assets	9.17%	9.35%	8.44%

(1)	Dividends declared per share divided by net income per share. On June 29, 2018 we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million, equal to Ps.0.7292 per share. On May 28, 2019 we paid a dividend of Ps.4,843 million, equal to Ps.0.7135 per share. On December 27, 2019 we paid a dividend of Ps.5,450 million, equal to Ps.0.8030 per share. Considering the effects of the COVID-19 pandemic and on the recommendation received from the CNBV, the Bank decided not to declare or pay dividends in 2020.

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS
	For the year ended December 31,
	2018	2019	2020
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	2.70%	2.53%	2.81%
Loans and advances to credit institutions	14.00%	14.22%	13.02%
Loans and advances to customers–excluding credit cards	53.66%	55.22%	49.56%
Loans and advances to customers–credit cards	4.88%	4.85%	3.90%
Debt instruments	24.76%	23.18%	30.70%
Total interest-earning assets	100.00%	100.00%	100.00%

Investment Securities

As of December 31, 2018, 2019 and 2020, the book value of our investment securities was Ps.320.0 billion, Ps.361.7 billion and Ps.575.7 billion, respectively (representing 22.7%, 24.6% and 31.3% of our total assets at such dates). Mexican government securities and instruments issued by the Mexican Central Bank represented Ps.253.5 billion, or 79.2%, of our investment securities at December 31, 2018, Ps.273.5 billion, or 75.6%, of our investment securities as of December 31, 2019 and Ps.443.9 billion, or 77.1% of our investment securities as of December 31, 2020. For a discussion of how we value our investment securities, see Note 2.d to our audited financial statements included elsewhere in this Report.

The following table shows the book value of our investment securities by type of counterparty at each of the dates indicated. As of December 31, 2018, Ps.98.4 billion of our available for sale debt instruments, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2019 and 2020, Ps.99.5 billion and Ps.249.2 billion of our debt instruments at fair value through other comprehensive income, respectively, were issued by the Mexican government and by the Mexican Central Bank. As of December 31, 2018, 2019 and 2020, the aggregate book value of our debt instruments issued by the Mexican government, excluding instruments issued by the Mexican Central Bank, was equal to 149.4%, 178.4% and 263.2% of our total equity, respectively, and the aggregate book value of our debt instruments issued by the Mexican Central Bank was equal to 56.3%, 24.5% and 25.4% of our total equity, respectively.

	IFRS
	As of December 31,
	2018		2019		2020
	(Millions of pesos)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	184,134	Ps.	240,452	Ps.	404,883
Debt instruments issued by the Mexican Central Bank		69,413		33,035		39,024
Foreign government debt securities		54,297		69,113		119,275
Debt instruments issued by private sector		9,280		12,733		9,864
Total debt instruments		317,124		355,333		573,046
Total equity securities		2,884		6,409		2,679
Total investment securities	Ps.	320,008	Ps.	361,742	Ps.	575,725

The following table analyzes the expected maturities of our debt investment securities (before allowance for impairment losses) and the weighted average yield as of December 31, 2020.

	Maturity as of December 31, 2020
	Less than		Average			Average			Average	More than		Average
	1 year		yield	1 to 5 years		yield	5 to 10 years		yield	10 years		yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	133,011	4.61%	Ps.	166,595	4.40%	Ps.	83,472	6.02%	Ps.	21,805	6.66%	Ps.	404,883
Debt instruments issued by the Mexican Central Bank		14,662	4.39%		24,362	4.40%		—	—		—	—		39,024
Foreign government debt securities		96,913	1.30%		22,362	9.74%		—	—		—	—		119,275
Debt instruments issued by the private sector		7,219	4.80%		2,645	4.79%		—	—		—	—		9,864
Total debt instruments	Ps.	251,805	3.77%	Ps.	215,964	5.83%	Ps.	83,472	1.50%	Ps.	21,805	2.68%	Ps.	573,046

Loans and Advances to Credit Institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	IFRS
	As of December 31,
	2018		2019		2020
	(Millions of pesos)
Loans and Advances to Credit Institutions
Time deposits	Ps.	51	Ps.	29	Ps.	10
Reverse repurchase agreements		98,332		54,138		59,512
Guarantee deposits—collateral delivered		29,508		14,300		27,953
Other demand accounts		2,165		7,969		24,799
Reciprocal accounts		15,310		14,597		11,609
Total	Ps.	145,366	Ps.	91,033	Ps.	123,883

Loan Portfolio

As of December 31, 2018, 2019 and 2020 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.689,059 million, Ps.724,516 million and Ps.712,983 million respectively, representing 48.9%, 49.4% and 38.8% of our total assets at such dates, respectively. Loans and advances to customers (excluding reverse repurchase agreements), net of allowance for impairment losses equaled Ps.667,543 million, Ps.702,546 million and Ps.687,432 million as of December 31, 2018. 2019 and 2020, respectively, representing 47.4%, 47.9% and 37.4% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.144,006 million, Ps.136,405 million and Ps.157,033 million as of December 31, 2018, 2019 and 2020, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

Types of Loans by Type of Customer

The following tables analyze our loans and advances to customers (excluding reverse repurchase agreements), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of Santander Group, and as managed and monitored by our Board of Directors through the Comprehensive Risk Management Committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Credit Risk” for details on our credit approval policies.

	IFRS
	As of December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Loans by Type of Customer
Public sector	Ps.	57,022	Ps.	49,294	Ps.	59,547	Ps.	70,450	Ps.	73,016
Commercial, financial and industrial		309,207		335,105		371,976		379,758		346,075
Mortgage		132,414		134,196		145,749		156,209		177,665
Installment loans to individuals		100,878		107,754		111,787		118,099		116,227
Revolving consumer credit card loans		51,536		54,372		56,227		59,477		53,809
Non-revolving consumer loans		49,342		53,382		55,560		58,622		62,418
Total loans		599,521		626,349		689,059		724,516		712,983
Allowance for impairment losses		(17,883)		(16,929)		(21,516)		(21,970)		(25,551)
Loans net of allowance for impairment losses	Ps.	581,638	Ps.	609,420	Ps.	667,543	Ps.	702,546	Ps.	687,432

The following table shows the percentage of our non-performing loans by type of customer, for the periods indicated.

	IFRS
	As of December 31,
	2016	2017	2018	2019	2020
	(Percentages)
Non-performing Loans as a Percentage of Total Loans by Type of Customer
Commercial, financial and industrial	2.2%	1.8%	1.8%	1.5%	1.9%
Mortgage	5.1%	5.5%	5.7%	5.4%	5.5%
Installment loans to individuals	3.9%	4.4%	3.2%	3.2%	4.8%
Revolving consumer credit card loans	3.8%	4.3%	3.1%	2.9%	4.7%
Non-revolving consumer loans	4.1%	4.5%	3.3%	3.4%	4.8%
Total	2.9%	2.9%	2.7%	2.5%	3.1%

See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers (excluding reverse repurchase agreements)  by type of loan as of December 31, 2020.

	IFRS as of December 31, 2020
	Less than 1 year			1 to 5 Years			Over 5 years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	22,214	7.78%	Ps.	19,963	7.27%	Ps.	30,839	20.17%	Ps.	73,016	10.24%
Commercial, financial and industrial		215,858	75.60%		114,409	41.66%		15,808	10.34%		346,075	48.54%
Mortgages		8,152	2.86%		75,927	27.65%		93,586	61.22%		177,665	24.92%
Installment loans to individuals		39,289	13.76%		64,312	23.42%		12,626	8.26%		116,227	16.30%
Revolving consumer credit card loans		15,258	5.34%		26,874	9.79%		11,677	7.64%		53,809	7.55%
Non-revolving consumer loans		24,031	8.42%		37,438	13.63%		949	0.62%		62,418	8.75%
Total loans		285,513	100.00%		274,611	100.00%		152,859	100.00%		712,983	100.00%
Allowance for impairment losses		—			—			—			(25,551)
Loans net of allowance for impairment losses	Ps.	285,513		Ps.	274,611		Ps.	152,859		Ps.	687,432

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2020.

	IFRS as of December 31,
	2020
	(Millions of pesos)
Interest Rate Formula
Fixed interest rate	Ps.	297,146
Floating interest rate		415,837
Total	Ps.	712,983

Non-Accrual of Interest

The following table shows (i) the amount of gross interest income that would have been recognized on our non-accrual and restructured loans if such loans had been current in accordance with their original terms and had been outstanding throughout the reported periods or since origination if outstanding for less than the entire period and (ii) the amount of interest income that was recognized for such loans in the periods presented. In general, the total interest that we received on our restructured loans in 2016 through 2020 was greater than the amount of non-accrued interest based on the original contractual terms because the restructurings resulted in interest rates that were higher on average than the contractual interest rates that preceded such restructurings.

	IFRS
	For the year ended December 31,
	2016		2017		2018		2019		2020
Non-accrued interest on the basis of contractual terms owed:
Non-accrual loans(1)	Ps.	1,109	Ps.	1,305	Ps.	1,459	Ps.	1,415	Ps.	1,398
Restructured loans(1)		461		352		206		129		144
Interest received:
Non-accrual loans(1)	Ps.	345	Ps.	317	Ps.	368	Ps.	355	Ps.	320
Restructured loans(1)		496		350		210		145		160

(1)	These amounts do not include non-accrued interest on the basis of contractual terms owed and interest received from revolving consumer credit card loans due to the revolving nature of these types of loans.

The restructured loans referred to in the tables above comprise non-performing loans that have been renegotiated. However, our renegotiated loans include both renegotiations of performing loans and renegotiations of loans in non-performing status, as contractual terms of a loan may be modified not only due to concerns about the customer’s ability to meet contractual payments but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer. See Note 11.f to our audited financial statements included elsewhere in this Report for additional information about our renegotiated loans.

The following table shows the cumulative balance of renegotiated loans as of the dates presented.

	As of December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Commercial	Ps.	12,144	Ps.	4,197	Ps.	4,329	Ps.	3,533	Ps.	3,070
Consumer		623		587		471		364		539
Mortgage		2,614		1,046		1,133		662		685
Credit card		1,238		1,162		881		792		1,360
Total	Ps.	16,619	Ps.	6,992	Ps.	6,814	Ps.	5,351	Ps.	5,654

Movements in Allowance for Impairment Losses

The following tables analyze the movements in our allowance for impairment losses for each of the periods indicated below, not including recoveries. For further discussion of movements in the allowance for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019—Impairment Losses on Financial Assets (Net)” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018—Impairment Losses on Financial Assets (Net).”

	IFRS
	For the year ended December 31,
	2016		2017		2018(1)		2019		2020
	(Millions of pesos)
Movements in Allowance for Impairment Losses
Allowance for impairment losses at beginning of year	Ps.	18,749	Ps.	17,883	Ps.	16,929	Ps.	21,516	Ps.	21,970
Initial adoption of IFRS 9		—		—		3,270		—		—
Beginning balance as of January 1		18,749		17,883		20,199		21,516		21,970
Impairment losses on loans(2)		19,022		20,771		20,947		21,673		25,184
Others		157		8		48		(65)		(13)
Written-off loans against allowance for impairment losses		(20,045)		(21,733)		(19,678)		(21,154)		(21,590)
Allowance for impairment losses at end of year(3)	Ps.	17,883	Ps.	16,929	Ps.	21,516	Ps.	21,970	Ps.	25,551
(1)	Since January 1, 2018, amounts prepared in accordance with IFRS 9. Prior periods have not been restated.
(2)	The amount of impairment losses on loans presented in the consolidated income statement is net of recoveries of previously written-off loans and expenses paid to recovery agencies for an amount of Ps.2,361 million in 2016, Ps.1,951 million in 2017, Ps.2,141 million in 2018, Ps.2,453 million in 2019 and Ps.3,453 million in 2020 and is recognized under Impairment losses on financial assets (net) in the consolidated income statement.
(3)	The increase in the allowance for impairment losses on financial assets was mostly due to the recognition of the post-model adjustments or overlays of Ps.1,458 million, which the IFRS 9 expected credit loss model could not capture due to the effects of the COVID-19 pandemic. The post-model adjustments or overlays were composed principally of Ps.1,130 million for commercial, financial and industrial loan portfolio and

Ps.340 million for revolving consumer credit card loans. See Note 11.d to our audited financial statements included elsewhere in this Report for further detail on post-model adjustments or overlays.

The tables below show a breakdown of recoveries, impairment losses on loans and written-off loans against allowance for impairment losses by type of borrower for the periods indicated.

	IFRS
	For the year ended December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Recoveries of Loans Previously Written-Off – by type
Commercial, financial and industrial	Ps.	(961)	Ps.	(1,189)	Ps.	(1,301)	Ps.	(1,506)	Ps.	(2,149)
Mortgage		(1,096)		(413)		(440)		(655)		(650)
Installment loans to individuals		(1,104)		(1,188)		(1,316)		(1,413)		(1,440)
Revolving consumer credit card loans		(717)		(794)		(856)		(952)		(942)
Non-revolving consumer loans		(387)		(394)		(460)		(461)		(498)
Expenses paid to recovery agencies		800		839		916		1,121		786
Total recoveries of loans previously written-off	Ps.	(2,361)	Ps.	(1,951)	Ps.	(2,141)	Ps.	(2,453)	Ps.	(3,453)

	IFRS
	For the year ended December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Impairment Losses on Loans
Commercial, financial and industrial	Ps.	5,802	Ps.	6,265	Ps.	5,886	Ps.	6,586	Ps.	8,700
Mortgage		1,388		1,105		1,744		1,504		1,912
Installment loans to individuals		11,832		13,401		13,317		13,583		14,572
Revolving consumer credit card loans		6,683		7,763		7,636		7,680		8,072
Non-revolving consumer loans		5,149		5,638		5,681		5,903		6,500
Total impairment losses on loans(1)	Ps.	19,022	Ps.	20,771	Ps.	20,947	Ps.	21,673	Ps.	25,184

(1)	The amount of impairment losses on loans, net of recoveries of previously written-off loans and expenses paid to recovery agencies for an amount of Ps.2,361 million in 2016, Ps.1,951 million in 2017, Ps.2,141 million in 2018, Ps.2,453 million in 2019 and Ps.3,453 million in 2020, is recognized under Impairment losses on financial assets (net) in the consolidated income statement.

	IFRS
	For the year ended December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Written-off loans against Allowance for Impairment Losses(1)
Commercial, financial and industrial	Ps.	7,282	Ps.	7,140	Ps.	5,809	Ps.	6,038	Ps.	7,919
Mortgage		1,657		1,568		860		1,775		1,145
Installment loans to individuals		11,106		13,025		13,009		13,341		12,526
Revolving consumer credit card loans		6,229		7,445		7,482		7,536		7,020
Non-revolving consumer loans		4,877		5,580		5,527		5,805		5,506
Total written-off loans against allowance for impairment losses	Ps.	20,045	Ps.	21,733	Ps.	19,678	Ps.	21,154	Ps.	21,590
(1)	See Note 11.d to our audited financial statements included elsewhere in this Report for more details on the written-off financials assets.

The table below shows a breakdown of the allowance for impairment losses by type of borrowers and the percentage of loans in each category as a share of total loans at the dates indicated.

	IFRS
	As of December 31,
			% of total			% of total			% of total			% of total			% of total
	2016		allowance	2017		allowance	2018		allowance	2019		allowance	2020		allowance
	(Millions of pesos, except percentages)
Allowance for Impairment Losses
Commercial, financial and industrial	Ps.	6,463	36.14%	Ps.	5,588	33.01%	Ps.	7,457	34.66%	Ps.	8,148	37.09%	Ps.	8,902	34.84%
Mortgage		2,445	13.67%		1,990	11.76%		3,578	16.63%		3,316	15.09%		4,078	15.96%
Installment loans to individuals		8,975	50.19%		9,351	55.23%		10,481	48.70%		10,506	47.82%		12,571	49.20%
Revolving consumer credit card loans		4,942	27.64%		5,259	31.06%		5,354	24.87%		5,280	24.03%		6,350	24.85%
Non-revolving consumer loans		4,033	22.55%		4,092	24.17%		5,127	23.83%		5,226	23.79%		6,221	24.35%
Total	Ps.	17,883	100.00%	Ps.	16,929	100.00%	Ps.	21,516	100.00%	Ps.	21,970	100.00%	Ps.	25,551	100.00%

Impaired Loans

The following tables show our impaired loans.

	IFRS
	As of December 31,
	2016		2017		2018 (2)		2019		2020
	(Millions of pesos, except percentages)
Impaired Loans(1)
Non-performing loans	Ps.	17,595	Ps.	18,132	Ps.	18,429	Ps.	17,952	Ps.	21,909
Non-performing loans as a percentage of total loans		2.93%		2.89%		2.67%		2.48%		3.07%
Written-off loans as a percentage of average total loans		3.48%		3.63%		3.00%		2.97%		2.84%
(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(2)	Since January 1, 2018, amounts prepared in accordance with IFRS 9. Prior periods have not been restated.

Movement of Impaired Loans

The following tables show the movement in our impaired loans.

	IFRS
	For the year ended December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos)
Movement of impaired loans
Beginning balance	Ps.	19,742	Ps.	17,595	Ps.	18,132	Ps.	18,429	Ps.	17,952
Additions		30,431		34,180		32,461		31,418		37,216
Transfers to performing loans		(12,533)		(11,910)		(12,486)		(10,741)		(11,669)
Written-off loans		(20,045)		(21,733)		(19,678)		(21,154)		(21,590)
Balance at year-end	Ps.	17,595	Ps.	18,132	Ps.	18,429	Ps.	17,952	Ps.	21,909

See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	As of December 31,
	2016		2017		2018		2019		2020
	(Millions of pesos, except percentages)
Impaired assets and ratios
Computable credit risk(1)	Ps.	661,586	Ps.	705,160	Ps.	783,326	Ps.	804,684	Ps.	796,628
Non-performing loans(2)		17,595		18,132		18,429		17,952		21,909
Commercial, financial and industrial		6,842		6,007		6,538		5,815		6,530
Mortgage		6,778		7,362		8,345		8,399		9,847
Installment loans to individuals		3,975		4,763		3,546		3,738		5,532
Revolving consumer credit card loans		1,952		2,335		1,716		1,717		2,543
Non-revolving consumer loans		2,023		2,428		1,830		2,021		2,989
Allowance for impairment losses		17,883		16,929		21,516		21,970		25,551
Ratios
Non-performing loans to computable credit risk(1)		2.66%		2.57%		2.35%		2.23%		2.75%
Coverage ratio(3)		101.64%		93.37%		116.75%		122.38%		116.62%
Written-off loans coverage ratio (4)		3.03%		3.08%		2.51%		2.63%		2.71%

(1)	Computable credit risk as of December 31, 2020 is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.712,983 million and guarantees and documentary credits amounting to Ps.83,645 million. When guarantees or documentary credits are contracted, we record as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.
(2)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(3)	Allowance for impairment losses as a percentage of non-performing loans.
(4)	Written-off loans as percentage of computable credit risk.

Liabilities

Deposits

The principal components of our deposits are demand and time deposits. Our retail customers are the principal source of our demand and time deposits.

	2018		2019		2020

Deposits from Mexican Central Bank and credit institutions
Reciprocal accounts and overnight deposits	Ps.	27,358	Ps.	33,982	Ps.	33,244
Repurchase agreements (1)		44,796		141,263		206,188
Time deposits		10,125		8,914		5,538
Other accounts		57,315		29,961		22,329
Accrued interest		51		112		63
Total deposits from Mexican Central Bank and credit institutions	Ps.	139,645	Ps.	214,232	Ps.	267,362
Customer deposits
Current accounts		443,223		424,563		499,458
Other deposits		25,904		24,010		43,860
Time deposits		175,642		179,768		189,686
Repurchase agreements (1)		128,719		129,216		138,616
Accrued interest		1,320		1,714		873
Total customer deposits	Ps.	774,808	Ps.	759,271	Ps.	872,493
Total deposits	Ps.	914,453	Ps.	973,503	Ps.	1,139,855

(1)	As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the years 2017 and 2018.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more for the year ended December 31, 2020.

		Year ended December 31, 2020
		Domestic		International		Total
Under 3 months	Ps.	145,164	Ps.	9	Ps.	145,173
3 to 6 months		25,271		1		25,272
6 to 12 months		18,623		8		18,631
Over 12 months		610		—		610

Short-Term Borrowings

The following table shows our short-term borrowings including securities that we sold under repurchase agreements for the purpose of funding our operations as well as short positions from financial liabilities arising out of the outright sale of financial assets acquired under reverse repurchase agreements.

	IFRS
	For the year ended December 31,
	2018 (2)			2019 (2)			2020
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31	Ps.	173,515	7.99%	Ps.	270,479	7.04%	Ps.	210,151	3.53%
Average during year		201,083	7.56%		151,798	7.54%		176,320	4.69%
Maximum month-end balance		256,789	7.99%		259,974	8.05%		224,931	6.57%
Short positions:
At December 31(1)	Ps.	28,919	8.25%	Ps.	9,119	6.70%	Ps.	15,364	4.05%
Average during year		20,807	7.63%		22,606	7.55%		14,222	5.06%
Maximum month-end balance		27,279	8.25%		30,679	8.16%		19,341	6.23%
Total short-term borrowings at year end	Ps.	202,434	8.12%	Ps.	279,598	6.87%	Ps.	225,515	3.79%
(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more details on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.
(2)	Since December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the year 2018.

The Mexican Financial System

General

Mexico’s financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks. In 1990, the Mexican government adopted the Mexican Financial Groups Law aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company. Most major Mexican financial institutions, including Banco Santander México, are members of financial groups.

The principal financial authorities that regulate financial institutions, including commercial banks, are the SHCP, the Mexican Central Bank, the CNBV, the CONSAR, the CNSF, the IPAB and CONDUSEF.

Authorities of the Mexican Financial System

The principal authorities that regulate and supervise financial institutions related to the activities of Banco Santander México in Mexico are the Mexican Central Bank, the SHCP, the CNBV, the IPAB and the CONDUSEF. These authorities are subject to several organic laws and other administrative regulations that govern their regulatory, supervisory and other powers. Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below. Banco Santander México, as a banking institution, is subject to the supervision and regulation of the CNBV. In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

Banco de México

Banco de México is the Mexican Central Bank. It is a constitutionally autonomous entity (organismo constitucionalmente autónomo) that is not subordinated to any other body in the Mexican government. Its primary purpose is to issue the Mexican currency, as well as to maintain the acquisition power of such currency, to establish reference interest rates and to ensure that the banking and payments systems perform under safe and sound principles.

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

SHCP

The SHCP is an agency of the Executive Branch that regulates, proposes, directs and controls the economic policy of the Mexican government in matters of economics, tax, finance, public budget, public debt and income. Together with the CNBV and the Mexican Central Bank, it is the primary regulator of commercial banks and national development banks. The SHCP participates in the process of incorporation, revocation, operation, merger, control and stock purchase of financial institutions.

CNBV

The CNBV is a deconcentrated entity (órgano desconcentrado) of the SHCP, having independent technical and executive powers. The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system. The scope of the CNBV’s authority includes inspection, supervision, prevention and correction powers. The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public. The CNBV is also in charge of granting and revoking banking and securities brokerage and fintech licenses in Mexico.

IPAB

After the 1994 financial crisis, the Mexican government created the IPAB, a decentralized public entity with its own legal standing and assets. The IPAB’s primary purpose is the protection and insurance of bank deposits, also having powers to provide solvency to banking institutions, contributing to the safe and sound development of the banking sector and the national payments system. The IPAB is also entitled to acquire assets from distressed banking institutions.

CONDUSEF

The CONDUSEF is a decentralized public entity (organismo público descentralizado) under the SHCP. The CONDUSEF is in charge of the provision of financial orientation, guidance and information to customers of financial services, as well as implementation of corrective measures through the processing of claims by such customers, with the primary purpose of protecting customer’s interests. The CONDUSEF may also act as arbitrator in disputes between financial institutions and their customers and establish regulations and impose sanctions to financial institutions in order to protect their customers.

Reforms to Mexican Banking Law

In November 2013, the Mexican Congress approved reforms to the Mexican financial system which, among other measures, seek to promote lending activities to small and medium-sized companies, improve banking supervision and regulations, improve regulatory powers of, and the ability to impose sanctions by, CONDUSEF, improve the banks’ ability to foreclose on collateral and correct deficiencies of the Mexican Commercial Bankruptcy Law, in respect of related policy sanctions and certain other activities.

Additionally, on March 9, 2019, reforms to the Mexican Banking Law were published in the Official Gazette, with the following purposes: (i) allow banking institutions to perform and carry out their activities and execute agreements with their customers through the use of the advanced electronic signature (firma electrónica avanzada) and other digital authentication tools, pursuant to certain rules issued by the CNBV and (ii) allow fintech companies to perform and carry out banking activities under Article 103 of the Mexican Banking Law.

Initiatives to Improve Lenders’ Rights

The Mexican Congress has approved several laws to improve the rights and actions of lenders. Such laws include new collateral mechanisms and the Bankruptcy Law, which set forth benefits for the Bank.

Enforcement of loan collateral

The Mexican Congress also approved changes to the Commerce Code intended to expedite proceedings relating to the foreclosure of secured loans by financial institutions. These changes grant authority to Mexican courts to issue interim measures, such as ordering persons not to leave Mexico or ordering assets to be frozen.

Reforms to the Mexican Bankruptcy Law

The current Mexican Bankruptcy Law (Ley de Concursos Mercantiles) was published in the Federal Official Gazette on May 12, 2000 and since such date has been reformed several times, including in January 2014. By virtue of such reforms and pursuant to a new paragraph added to Article 245 of the Mexican Banking Law, the Mexican Bankruptcy Law was no longer applicable to Mexican banks and the insolvency of such institutions began to be subject to the new provisions of the Mexican Banking Law. Nevertheless, the Mexican Bankruptcy Law still provides for the insolvency procedure of the auxiliary credit institutions (instituciones auxiliares de crédito) of a banking institution.

The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy, which is only applicable to persons that carry out commercial activities with liabilities that exceed 400,000 UDIs. The insolvency procedure applicable to persons that do not carry commercial activies, or with liabilities that do not exceed the aforementioned amount, is regulated by the relevant Civil Code (Código Civil).

The Mexican Commercial Bankruptcy Law establishes precise rules that determine when a debtor is in general default in its payment obligations. The principal indications are failure by a debtor to comply with its payment obligations in respect of two or more creditors, and the existence of any of the following two conditions: (i) 35% or more of a debtor’s outstanding liabilities are 30 days past due; or (ii) the debtor fails to have certain specifically defined liquid assets and receivables to cover at least 80% of its obligations which are due and payable.

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

The Mexican Commercial Bankruptcy Law provides for a general rule as to the period when transactions may be scrutinized by the judge to determine if they were entered into for fraudulent purposes, which is 270 calendar days prior to the judgment declaring insolvency. This period is referred to as the retroactivity period. Nevertheless, upon the reasoned request of the conciliator, the controller, who may be appointed by the creditors to oversee the process, or any creditor, the judge may set a longer period.

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

Deregulation of Lending Entities and Activities

In July 2006, the Mexican Congress enacted reforms to the General Law of Auxiliary Credit Organizations and Activities (Ley General de Organizaciones y Actividades Auxiliares de Crédito), the Mexican Banking Law and the Foreign Investment Law (Ley de Inversión Extranjera), with the objective of creating a new type of financial entity called multiple purpose financial entities (sociedad financiera de objeto múltiple, or Sofom) (the “Sofom Amendments”). The Sofom Amendments were published in the Federal Official Gazette on July 18, 2006.

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

Among other institutions, Sofomes that are affiliates of Mexican credit institutions (i.e., private or public banks) or the holding companies of financial groups that hold a credit institution are regulated and supervised by the CNBV, and required to comply with a number of provisions and requirements applicable to credit institutions such as capital adequacy requirements, risk allocation requirements, related party transactions rules, write-offs and assignment provisions, as well as reporting obligations. Regulated Sofomes are required to include in their denomination the words “Entidad Regulada” (regulated entity) or the abbreviation thereof, “E.R.” All other entities whose main purpose is engaging in lending, financial leasing and factoring activities are non-regulated Sofomes and must so indicate in their corporate denomination by including the words “Entidad No Regulada” (non-regulated entity) or the abbreviation thereof, “E.N.R.”. Non-regulated Sofomes are not subject to the supervision of the CNBV.

Sofomes (regulated or non-regulated) are subject to the supervision of the CONDUSEF as is the case with any other financial entity.

The Sofom Amendments also eliminated the restrictions on foreign equity investment applicable to Sofomes, financial leasing and factoring companies, which until the Sofom Amendments became effective, was limited to 49%. Accordingly, the Sofom Amendments resulted in an increase in competition in the financial services industry, from foreign financial institutions.

The Mexican Securities Market Law

The Mexican Securities Market Law, applicable to Banco Santander México, regarding the issuance of securities, sets standards for authorizing companies to organize and operate as brokerage firms, which authorization is granted by the CNBV with the approval of its Governing Board. In addition to setting standards for brokerage firms, the Mexican Securities Market Law authorizes the CNBV, among other things, to regulate the public offering and trading of securities, corporate governance, disclosure and reporting standards and to impose sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. See “Item 9. The Offer and Listing—C. Markets—The Mexican Securities Market.”

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

The Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de Particulares) requires us to ensure the confidentiality of information received from customers. We have modified our processes, procedures and systems as required to implement this law and the supervision of our activities thereunder and as a means to obtain the consent of our customers prior to using any personal information provided by them. We could be subject to fines and penalties in the event of violations of the provisions of such law.

On January 9, 2015, the General Rules Applicable to Financial Entities and other Persons that Provide Investment Services (Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión, or the “Investment Services Rules”) were published. The purpose of the Investment Services Rules includes having a sole regulation that contains the rules applicable to brokerage firms, credit institutions and investment advisors, companies that operate mutual funds and companies or entities that distribute shares of mutual funds.

In accordance with the Investment Services Rules, financial entities and investment advisors rendering advisory services in connection with investments shall ensure that any advice, recommendation or suggestion given to the client is reasonable for such client, and consistent with the client’s investment profile and the financial product profile.

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

The Investment Services Rules also provide that the board of directors of the financial entity shall approve the policies and guidelines required for each entity to:

●	perform the necessary evaluation to determine the profile of its customers;
●	carry out the analysis of the financial products to be offered to the customers; and
●	comply with the evaluation of the “reasonableness” of recommendations, required to render advisory investment services.

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

Supervision and Regulation

Introduction

Our operation is primarily regulated by the Mexican Banking Law and the rules and regulations issued by the SHCP, the CNBV and the Mexican Central Bank. Our operations are primarily regulated by the Mexican Banking Law, the Mexican Securities Market Law and the rules issued thereunder by the SHCP and the CNBV, as well as rules issued by the Mexican Central Bank and the IPAB. The authorities that supervise our financial subsidiaries’ operations are the SHCP, the Mexican Central Bank, CONDUSEF and the CNBV.

Banking Regulation

The SHCP, either directly or through the CNBV, possesses broad regulatory powers over the banking system. Banks are required to report regularly to the financial regulatory authorities. Reports to bank regulators are often supplemented by periodic meetings, formal or informal, between senior management of the banks and senior officials of the CNBV. In accordance with the Mexican Banking Law, banks must submit their unaudited monthly and quarterly and audited annual financial statements to the CNBV for review, and must publish on their website and in a national newspaper their unaudited quarterly balance sheets and audited annual balance sheets. The CNBV may order a bank to modify, correct and, as a precautionary measure, republish such balance sheets.

Additionally, banks must publish on their website, among other information:

●	the bank’s basic consolidated and audited annual financial statements, together with a report containing the management’s discussion and analysis of the financial statements and the bank’s financial position, including any important changes thereto and a description of the bank’s internal control systems;
●	a description of the bank’s Board of Directors, identifying independent and non-independent directors and their background, education and experience;
●	a description and the total sum of compensation and benefits paid to the members of the Board of Directors and senior officers during the past year;
●	unaudited quarterly financial statements for the periods ending March, June and September of each year, together with any comments thereon;
●	any information requested by the CNBV to approve the accounting criteria and special accounting registries;
●	a detailed explanation regarding the main differences in the accounting used to prepare the financial statements;
●	the credit rating of their portfolio;
●	the capitalization level of the bank, its classification (as determined by the CNBV) and any modifications thereto;
●	financial ratios;
●	a brief summary of the resolutions adopted by any shareholders’ meeting, debenture holders’ meeting, or by holders of other securities or instruments; and
●	the bank’s bylaws.

The CNBV has authority to impose fines for failing to comply with the provisions of the Mexican Banking Law, or regulations promulgated thereunder. In addition, the Mexican Central Bank has authority to impose certain fines and administrative sanctions for failure to comply with the provisions of the Law of the Mexican Central Bank and regulations and circulars adopted by it and the Law for the Transparency and Ordering of Financial Services, particularly as violations relate to interest rates, fees and the terms of disclosure of fees charged by banks to customers. Violations of specified provisions of the Mexican Banking Law are subject to administrative sanctions and criminal penalties.

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

The Mexican Banking Law includes a provision for self-correcting irregularities detected by Mexican banks, arising from non-compliance with applicable law. Programs for self-correction are required to be approved by the board of directors of the applicable Mexican bank and must be supervised by the bank’s audit committee. General rules implementing the provisions are expected to be issued by the CNBV.

A Mexican bank may only be dissolved and liquidated, if the CNBV has issued a determination to that effect. Prior to such dissolution and liquidation, IPAB may provide temporary financial assistance to Mexican banks having liquidity problems.

Non-viable Mexican banks will be liquidated pursuant to a procedure set forth in the Mexican Banking Law, under which IPAB will act as liquidator, will conduct the procedures necessary to collect fees and pay creditors (respective parties specified under the Mexican Banking Law) and will take all measures conducive to the bank’s liquidations. The Mexican Banking Law reflects provisions related to the dissolution and liquidation of Mexican banks. Liquidation proceedings may be conducted in-court or out of court, depending upon the circumstances affecting the relevant Mexican bank.

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

We cannot predict the terms that will be included in implementing regulations in connection with requirements to be satisfied in respect of lending activities to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that Banco Santander México has not complied with applicable requirements, it may be forced to lend to certain sectors of the economy or to certain persons that may not meet its credit quality standards, or other standards specified in its policies, that it may not know or that are not acceptable credit risks, which in turn may impact its financial condition and results. Furthermore, if the Bank were to fail any evaluation, publicity surrounding such failure may impact its reputation, which in turn may adversely impact its ability to conduct business in Mexico and its financial condition and results.

Licensing of Banks

Authorization of the Mexican government is required to operate as a banking institution. The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things. Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of Mexico or transfer of assets or liabilities between branches.

Intervention

The CNBV, with the approval of its Governing Board, may declare the managerial intervention (intervención) of a banking institution pursuant to Articles 129 through 146 of the Mexican Banking Law (a “CNBV Intervention”). In addition, the Governing Board of IPAB may also appoint a peremptory manager

(administrador cautelar) if IPAB provides liquidity, in accordance with applicable law, to a banking institution.

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

The peremptory manager will be appointed by IPAB, if IPAB has granted extraordinary financial support to a bank in accordance with the Mexican Banking Law. The peremptory manager appointed by IPAB will assume the authority of the Board of Directors and the shareholders. The peremptory manager will have the authority to represent and manage the bank with the broadest powers under Mexican law, will prepare and submit to IPAB the bank’s budget (for approval), will be authorized to contract liabilities, make investments, undertake acquisitions or dispositions and incur expenses, is authorized to hire and fire personnel and may suspend operations. The appointment of the peremptory manager must be registered in the Public Registry of Commerce of the corresponding domicile.

Revocation of a License; Payment of Guaranteed Obligations

Revocation of Banking License. In the case that the CNBV revokes a license to be organized and operate as a banking institution, IPAB’s Governing Board will determine the manner under which the corresponding banking institution shall be dissolved and liquidated in accordance with Articles 166 through 187 of the Mexican Banking Law. In such a case, IPAB’s Governing Board may determine to carry out the liquidation through any or a combination of the following transactions: (i) transfer the liabilities and assets of the banking institution in liquidation to another banking institution directly or indirectly through a trust set up for such purposes; (ii) constitute, organize and manage a new banking institution owned and operated directly by IPAB with the exclusive purpose of transferring the liabilities and assets of the banking institution in liquidation; or (iii) any other alternative that may be determined within the limits and conditions provided by the Mexican Banking Law that IPAB considers as the best and least expensive option to protect the interests of bank depositors. As described above, amendments to the Mexican Banking Law approved by the Mexican Congress will substitute these provisions.

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
(vi)	if the banking institution repeatedly undertakes prohibited or sanctioned transactions in accordance with the Mexican Banking Law or if it continues not complying with preventive or corrective actions imposed by the CNBV; or
(vii)	if the banking institution does not have sufficient assets to cover its liabilities in accordance with Article 226 of the Mexican Banking Law.

Upon publication of the resolution of the CNBV revoking a banking license in the Federal Official Gazette and in two newspapers of wide distribution in Mexico and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated. Upon liquidation or the declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all “guaranteed obligations” of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB law.

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

Financial Support

Determination by the Banking Stability Committee. The BSC includes representatives of the SHCP, the Mexican Central Bank, the CNBV and IPAB. In the case that the BSC determines that if a bank were to default on its payment obligations and such default may (i) generate severe negative effects in one or more commercial banks or other financial entities, endangering their financial stability or solvency, and such circumstance may affect the stability or solvency of the financial system, or (ii) result in the operation of the payments’ system to be put at risk, then the BSC may determine, on a case-by-case basis, that a general percentage of all of the outstanding obligations of the troubled bank that are not considered “guaranteed obligations” under the IPAB Law and guaranteed obligations in amounts equal to or higher than the amount set forth under Article 11 of the IPAB Law (400,000 UDIs per person per entity), be paid as a means to avoid the occurrence of any of such circumstances. Notwithstanding the foregoing, under no circumstance may transactions such as liabilities or deposits in favor of shareholders, members of the Board of Directors and certain senior officers, and certain illegal transactions or the liabilities resulting from the issuance of subordinated debentures, be covered or paid by IPAB or any other Mexican governmental agency.

Types of Financial Support. In the case that the BSC makes the determination referred to in the prior paragraph, then IPAB’s Governing Board will determine the manner according to which the troubled commercial bank will receive financial support, which may be through either of the following options:

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

Capitalization

The minimum subscribed and paid-in capital for banks is set in accordance with three different components: credit risk, market risk and operational risk. Pursuant to the Mexican Banking Law and the General Rules Applicable to Mexican Banks, banks may participate in any of the activities and render the services as provided under Article 46 of the Mexican Banking Law, as well as those permitted under other laws, depending on its capital level.

In accordance with the capitalization rules currently in effect, the minimum equity capital required for banks that engage in all banking activities under the Mexican Banking Law (such as Banco Santander México) is 90,000,000 UDIs.

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

As of December 31, 2020, the Bank has constituted 100% of the capital preservation supplement required.

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

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. The Bank was in compliance with this requirement as of the end of 2020. As of December 31, 2020, the Bank had constituted 100% of the required capital preservation supplement.

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

For Class II:

(a)	requiring the bank to (i) inform the Board of Directors about the bank’s classification, as well as the causes that caused the CNBV to make such classification, and submit a detailed report containing a comprehensive evaluation of the bank’s financial situation, its level of compliance with the regulatory framework and the main indicators that reflect the degree of stability and solvency of the bank, within 20 business days after the bank has received the CNBV notification of the corrective measure, (ii) include in such report any observations mandated, in accordance with their respective scope of authority, by each of the CNBV and the Mexican Central Bank, (iii) report in writing the financial situation to the chief executive officer and chairman of the board of directors of the bank or the board of directors of the bank’s holding company, in the event the bank is part of a financial group, (iv) abstain from entering transactions that will cause its Capital Ratio to be lower than required under the Capitalization Requirements, (v) abstain from increasing the current amounts of the financings granted to relevant related parties, and (vi) submit for approval to the CNBV, a plan for capital restoration which has as a result an increase of its Capital Ratio in order for the institution to be placed in Class I. Such plan shall be presented to the CNBV no later than 20 business days after the date the bank receives the CNBV notification of the corrective measure;

For Class III and above:

(b)	requiring the bank’s Board of Directors to (i) within 15 business days as of the notice of its classification, submit to the CNBV, for its approval, a plan for capital restoration that will result in an increase in its Capital Ratio, which may contemplate a program for improvement in operational efficiency, streamlining costs and increasing profitability, the carrying out of contributions to the capital and limits to the operations that the banks may carry out in compliance with their bylaws, or to the risks derived from such operations. The capital restoration plan shall be approved by such bank’s Board of Directors before being presented to the CNBV. The bank shall determine in the capital restoration plan that, in accordance with this subsection, it must submit, periodic targets, as well as the date in which the capital of such bank will get the capitalization level required in accordance with the applicable provisions. The CNBV, through its governing Board, must resolve all that corresponds to the capital restoration plan that has been presented to them, in a maximum of 60 calendar days from the date the plan was submitted; and (ii) comply with the plan within the period specified by the CNBV, which in no case may exceed 270 calendar days starting the day after the bank was notified of the respective approval. To determine the period for the completion of the restoration plan, the CNBV shall take into consideration the bank’s category, its financial situation, as well as the general conditions prevailing in the financial market. The CNBV, by agreement of its governing Board, may extend the deadline once by a period that will not exceed 90 calendar days. The CNBV will monitor and verify compliance with the capital restoration plan, without prejudice of the provenance of other corrective measures depending on the category in which the corresponding bank is classified;
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

The Basel III rules for capitalization were implemented in Mexico through an amendment to the General Rules Applicable to Mexican Banks published in the Federal Official Gazette on November 28, 2012, effective as of January 1, 2013. Banco Santander México currently complies with the minimum capital requirement.

Compliance with regulatory ratios

As part of its liquidity management model, in recent years the Bank has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted, which, within the scope of the Capital Requirements Directives (CRD) IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation was delayed until October 2015, although the level of initial compliance was at 60% in 2015, which should gradually increase to 100% by 2019. Our LCR levels exceeded 100% throughout 2019, thereby surpassing regulatory requirements.

On December 31, 2014, the CNBV and the Mexican Central Bank published in the Federal Official Gazette, the “General Liquidity Requirements for Banking Institutions”, in accordance with those provided by the Banking Liquidity Regulation Committee on October 17, 2014. Such requirements entered into effect on January 1, 2015.

On December 31, 2015, the CNBV published in the Federal Official Gazette, a resolution modifying the General Liquidity Requirements for Banking Institutions. Such resolution entered into effect on January 1, 2016.

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. Our leverage ratio as of December 31, 2020 was 7.39%. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

●	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
●	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
●	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.
●	An add-on for the potential exposure of securities financing transactions.

Reserve and Compulsory Deposit Requirements

The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation. The objective of the Mexican Central Bank’s monetary policy is to maintain the stability of the purchasing power of the Mexican peso and in this context, to maintain a low inflation level. Given the historic inflation levels in Mexico, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

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

In order to promote the development of the Mexican monetary policy, on May 12, 2016, the Mexican Central Bank published in the Federal Official Gazette the rules for the auction by the Mexican Central Bank of Bonos de Regulación Monetaria Reportables (BREMS R) as an alternative for credit institutions to comply with their compulsory deposit requirements. The BREMS R can only be acquired by Mexican credit institutions through auctions made by the Mexican Central Bank and by means of repurchase transactions (reportos) between the Mexican Central Bank and the financial entities, or among financial entities, in accordance with the regulations set forth by the Mexican Central Bank. The BREMS R held by financial institutions shall be sold to the Mexican Central Bank at the date and in accordance with the terms included in general resolutions to be issued by the Mexican Central Bank. Furthermore, on June 13, 2019, the Mexican Central Bank issued Bulletin 9/2019, allowing banking institutions to use their BREMS R to secure overdrafts (sobregiros) in its sole account (cuenta única) at the Mexican Central Bank.

On April 1, 2020, the Mexican Central Bank in order to promote the healthy development of the financial system as a consequence of COVID-19 pandemic reduced the total amount of compulsory deposits through which it regulates excess liquidity in the money market, so that banks may have additional resources to strengthen the continuity of their active operations, while maintaining an adequate implementation of monetary policy. We reduced our compulsory deposits by Ps.4,116 million.

As of December 31, 2020, the Bank held a BREMS R position amounting to Ps.7,785 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

We apply the following criteria to classify loans as credit-impaired or non-performing loans:

●	Commercial, financial and industrial loans
-	Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days of the maturity date.

-	Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days after principal or interest become due.
-	Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days after an installment becomes due.
●	Mortgage loans
-	Mortgage loans are considered impaired when a payment is past due more than 90 days.
●	Installment loans to individuals
-	Revolving consumer credit cards loans are considered impaired when payment is not received 90 days after they become due.
-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days after an installment becomes due.
●	If the borrower is declared or deemed to be bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

We also consider as credit-impaired, the sum of all customer’s transactions when its loan balance categorized as credit-impaired is equivalent to more than 20% of its outstanding amount, or when the recently twelve months written-off balance represents more than 5% of the customer’s outstanding balance.

Loans which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to their contractual terms are considered impaired loans. This analysis includes, among others, customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure and insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Credit-impaired loans, which are renegotiated, will remain impaired until there exists evidence of sustained payment. Sustained payment is considered as the payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during certain period of time.

A loan is considered to be no longer in default (i.e., to have been cured) when all the contractual payments have been settled, except for those cases in which the borrower is in long-term forbearance and the financial asset does not fulfill the criteria to be considered as impaired. For these particular cases, a twelve month probation period is necessary in order to be considered as not impaired.

The entire loan balance relating to impaired assets continue to be recognized on the consolidated balance sheet, for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written-off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the Bank may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the related allowance for impairment losses are written-off considering the following:

●	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collateral and payment records. Within this portfolio, SME loans and revolving SME loans are written-off when the loans become 181 days and 151 days past due, respectively.
●	Mortgage loans are written-off when they have been past due for 36 months.
●	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is written-off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

In accordance with Mexican Banking GAAP, we apply the following criteria to classify loans as non-performing:

●	Loans with a single payment of principal and interest at maturity are considered non-performing 30 calendar days after the date of maturity.
●	Loans with a single payment of principal at maturity and with scheduled interest payments are considered non-performing 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.
●	Loans with a payment of principal and interest had been agreed to in scheduled payments are considered non-performing 90 days after the first installment is due.
●	In the case of revolving credit, loans are considered non-performing when payment has not been received for two normal successive billing periods, or 60 days after they become due.
●	Mortgage loans with periodic payments of principal and interest are considered non-performing when a payment is 90 days or more past due.
●	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.
●	If the debtor files for bankruptcy protection, except for those loans:
●	That continue to receive payments in terms of the provisions of section VIII of Article 43 of the Mexican Commercial Bankruptcy Law, or
●	That have been granted under Article 75, Sections II and III of Article 224 of the Mexican Commercial Bankruptcy Law, applying different adjustment factors or deductions with respect to each type of guarantee.

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

Classification of loans and allowance for impairment losses under Mexican Banking GAAP

The loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, provide a General Methodology to classify (i) consumer loans (i.e., each of credit card exposure and loans to individuals, divided as separate groups), considering as principal elements (a) for credit card exposure, the possibility of non-payment and potential losses, and (b) for loans to individuals, the possibility of non-payment, potential losses (taking into account collateral and guarantees received), and credit exposure (net of allowance for impairment losses); (ii) mortgage loans (i.e., residential, including loans for construction, remodeling or improvements), considering as principal elements delinquency periods, possibility of non-payment and potential losses (taking into account collateral and guarantees received); and (iii) commercial loans, based principally on an evaluation of the borrower’s ability to repay its loan (including country risk, financial risk, industry risk and payment history) and an evaluation of the related collateral and guarantees. The loan classification and rating rules also permit banks, subject to prior approval by the CNBV, to develop and adopt specific internal methodologies within certain parameters to grade the loans in their loan portfolio. Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules. However, with respect to our commercial, corporate and financial institutions portfolios, we received approval from the CNBV, effective as of October 1, 2015, to use our internal models to determine our allowance for impairment losses under Mexican Banking GAAP as an alternative to the standard generic models developed by the CNBV. Our approach is based on the Advanced Internal Ratings-Based Approach as defined in the Basel II accords and is based on the evaluation of four main factors: country risk, financial risk, industry risk and payment performance. This results in an overall determination of debtor risk, which is then applied to each loan operation and mitigated by any collateral to obtain a risk grade which is associated to a provision factor. We have a mapping between this risk grade and the internal customer rating that has been approved by the CNBV. Our internal methodology predicts expected losses more accurately than the standard methodology because it is based on the particular characteristics of our loan portfolio, whereas the standard methodology approved by the CNBV is based on the Mexican banking sector as a whole, which has a higher risk profile than us. While our internal methodology has resulted in the calculation of probabilities of default that are lower than the probabilities of default calculated and established by the CNBV in its standard methodology, the use of an internal methodology does not necessarily result in a reduction of capital requirements or in the allowance for impairment losses.

Through different notes, the CNBV authorized the use of the Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico), or MIEB, and the Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado) or MIEA, set forth in the Regulations, in order for us to determine the preliminary estimation of credit risk in the commercial loan portfolio. We use the MIEB for the following segments: Corporate and Investment Banking and Financial Institutions, and the MIEA for Middle Market Corporations, Real Estate Companies, and Mortgage.

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

As a part of the MIEA, the loss given default is determined, considering:

●	The internal experience of the recovery flows of the contracts in breach. It is obtained as an average of historical losses in order to be considered a “long-run” loss.
●	Coherence with the definition of “default” proposed by Basel and the CNBV.
●	Complies with the requirements of the CNBV set forth in the resolutions, by reflecting the loss given default considering unfavorable economic conditions.

Since November 30, 2018, the Bank has completed the parallel calculation period of the General Methodology and the Internal Methodologies as set forth in the Regulations. From this date, allowances of credit risk calculation for Middle-Market Corporationsand Real Estate Companies has been recognized for Mexican Banking GAAP purposes under the MIEA.

Since February 29, 2020, the Bank has received authorization from the CNBV to end the parallel calculation period of the General Methodology and Internal Methodologies for Corporate and Investment Banking and Financial Institutions loans. From this date, allowances of credit risk calculation for this segment has been recognized for Mexican Banking GAAP purposes under the MIEB.

Since December 31 2020, CNBV has authorized the Internal Methodology with Advanced Approach for the Mortgage portfolio. The methodology followed for the approved parameters is similar to the one described for the non-retail portfolios, with the following main differences:

●	The underlying classification models used are scores instead of ratings. These models are calibrated and estimated at the exposure level rather than at the customer level, they are fully automated models with no analyst intervention and there are different models -admission or behavior scores- depending on the product time on books.
●	PD and LGD parameters are estimated at the exposure level.
●	Segmentation considers the characteristics of the mortgage portfolio.

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

Prior to the authorization of the CNBV granted in December 2020 to use internal Models for the mortgage portfolio, we used to rate the mortgage portfolio pursuant to the standard methology pointed by CNBV, where, the mortgage loans must be classified in accordance with the number of unpaid installments, the outstanding amount of the loan in order to evaluate the rating and other elements that can affect the collection probability and the expected loss. Based in the classification allocated to each loan, the bank is required to create an allowance for credit risk for the possible defauly of the applicable loans. The personal mortgage loans may be classified as A, B, C, D and E, depending upon the percentage of allowance required (from 0% to 100%).

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

The loan classification and rating rules require that Mexican banks grade their commercial loan portfolio (except loans made to or guaranteed by the Mexican government) as of the end of each quarter and the classification must be reported to the CNBV. The classification of mortgage and consumer loans is required to be made monthly and reported to the CNBV.

All write-offs of uncollectible loans are recorded against the allowance for impairment losses. Mexican banks may write-off loans, once they demonstrate they have made all reasonable efforts to recover them and no further relevant recoveries are expected.

The allowance for impairment losses under IFRS 9 requirements differs in some significant respects from the allowance for impairment losses requirements under Mexican Banking GAAP. Both under IFRS and under Mexican Banking GAAP, we estimate the impairment of loans and receivables using an expected loss model. However, under IFRS 9 models are developed based on our historical experience of impairment and other circumstances known at the time of assessment, while under Mexican Banking GAAP, impairment losses are determined using prescribed formulas that are based primarily on an expected losses model developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience. In addition, to these differences, IFRS 9 also requires the use of the whole life of expected losses for credits that have experienced a significant increase in credit risk (referred to as Life Time Expected Loss) as well as the use of macroeconomic forward-looking information in determining expected losses.

Special Accounting Principles

On March 26, 2020 the CNBV together with the SHCP issued several special temporary accounting measures (special accounting principles) with respect to loans granted to customers in order to ensure the stability of the financial system in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of clarifications and modifications that complemented the special accounting principles.

As mentioned before, we implemented a relief program for our customers in the individual and SMEs segments, which included the partial or complete deferral of principal and/or interests payments for four months, with no interests charge, with respect to the total amount payable to borrowers, including accessories. The Bank applied, in accordance with the established requirements, the special accounting principles to the loans granted to the customers who decided to join to the relief program.

The special accounting principles were applied to mortgages loans, revolving and non-revolving loans targeted to individuals, such as: automobile loans, personal loans, payroll loans, credit cards and microloans; as well as commercial loans to corporations or individuals with business activity in their different modalities, including agro loans, as long as the loan was classified as performing as of February 28, 2020. In the case of individual or group micoloans, the special accounting principles could be applied to transactions classified as performing as of March 31, 2020.

The special accounting principles were applicable as long as the benefits were implemented by the Bank no later than 120 days after the aforementioned dates, as follows:

●	Those loans with a single payment of principal at maturity and periodic interests payments, as well as loans with a single payment of principal and interests at maturity, which were renewed or restructured, were not considered as non-performing loans. For this purpose, it was required that the new maturity term, if any, granted to the borrower, should not exceed six months after the maturity date.
●	Loans with periodic payments of principal and interests, which were restructures or renewed, could be considered as performing at the time such act was carried out, not being applicable the requirements established in accounting principle B-6 "Loan portfolio" issued by the CNBV applicable to the case of merit. The aforementioned benefit , subject, among others, to the condition that the new maturity term, if any, granted to the borrower, should not exceed six months from the maturity date.
●	Loans that were agreed as revolving, which were restructured or renewed within 120 calendar days following February 28, 2020, were not considered as non-performing loans in terms of the aforementioned accounting criterion B-6 "Loan portfolio". The aforementioned benefit could not exceed six months as of the maturity date.
●	In the case of loans to the agro and rural sectors, the new maturity period that, in its case, was granted to borrowers as a result of the application of the special accounting principles could be up to 18 months, in accordance with the agricultural cycles of production and comemrcialization.

The aforementioned loans were not considered restructured and were not reported as non-performing loans to the credit information companies.

In the event that the restructurings or renewals included write-offs, remissions, bonuses, or discounts on the outstanding balance that resulted in lower payments to customers, as a mechanism to strengthen the liquidity of the customers, the creation of the allowance for impairment losses related to the granting of write-offs, forgiveness, bonuses and discounts to customers could be deferred.

When the new loan conditions were documented, if applicable, there had to be evidence of the agreement between the parties, which could be evidenced by electronic mail.

With respect to modifications to mortgages loans, that could not be amended before a notary public, they continued to be considered as collateral for purposes of calculating the allowance for loan losses, as long as they were documented by simple agreement and, when possible, the signatures were ratified before a public notary, obtaining from the borrower most of the documents necessary for the amendment of the mortgage, as well as the payment of applicable taxes and duties, that were applicable. The aforementioned, in the understanding that no extensions of amounts were considered.

Those modifications to the original terms of the loan, in which the borrower's risk profiles were adjusted, and which did not imply a total or partial deferral of principal and/or interest, and which did not imply restructurings that presented payment compliance for the total amount of principal and interest due, were not considered as restructurings, provided that:

●	Were registered as performing loans as of February 28, 2020.
●	The contractual procedures for renewal or restructuring were completed no later than 120 calendar days after the aforementioned date (June 2020).
●	The modifications established that they were only applicable for a period that could not exceed 6 months, and the lending institutions were obliged to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In the application of the special accounting principles, credit institutions were required to observe the following conditions:

●	Not to make contractual modifications that explicitly or implicitly considered the capitalization of interests, nor the charging of any type of commission derived from the restructuring.
●	In the case of revolving loans to individuals, credit lines previously authorized or agreed as of February 28, 2020 must not be restricted or reduced by more than fifty percent of the undrawn portion of such lines, or cancelled.
●	In the case of credits directed to corporations, the credit lines previously authorized or agreed as of February 28, 2020 should not be restricted or reduced, including the undrawn portion of such lines, or canceled.
●	Not to request additional guarantees or their substitution in the case of restructurings.

For purposes of the implementation of the regulatory terms previously described, the banks had to deliver the CNBV, the general conditions for the relief program granted to the clients, including a detailed report of the credits, in which the original credit conditions and the benefits granted with the special accounting principles was explained, within the 10 Business Days following the end of each month, starting as of march 20 with the process of the documents of the benefits granted.

Additionally, banks must disclose in the notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the special accounting principles, as well as in any public disclosure of annual financial information for the years 2020 and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021, as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued an official notice in which it decided to extend until July 31, 2020 the validity of the special accounting principles, as well as to incorporate to the afore mentioned terms those outstanding credit operations as of March 31, 2020.

Moreover, on September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (the "covid-19 accounting terms") with regarding to restructures and renewals applicable to loans that meet all of the following conditions:

i) They had been granted no later than March 31, 2020;

ii) They were recorded as performing as established in accounting criteria B-6 "Loan portfolio" as of March 31, 2020;

iii) They were not entered into with related parties as established in the Credit Institutions Law;

iv) The payment, no later than January 31, 2021, would have been affected due to the pandemic caused by COVID-19; and

v) Its renewal, restructuring or write-off was duly formalized within a term that expired on January 31, 2021.

It was optional for credit institutions to renew or restructure loans by applying the COVID-19 accounting terms. In the event that credit institutions chose to apply them, they had to comply with the terms and conditions contained in Official Letter P417/2020 of September 24, 2020 issued by the CNBV.

Along these same lines, the CNBV issued four temporary regulatory measures with the objective of encouraging and allowing credit institutions to restructure the loans of clients that require it. These measures consisted of:

●	Computing a lower amount of specific reserves when a restructuring is agreed with the client;
●	Recognition of the specific reserves released by the restructuring of a loan as additional reserves;
●	Recognizing greater regulatory capital by considering additional reserves as part of complementary capital; and
●	Prudently reducing capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of Scope of COVID-19 accounting terms and temporary regulatory measures mentioned in the previous paragraphs, where it made certain clarifications to the Official Notices initially issued on September 24, 2020.

Liquidity Requirements for Foreign Currency-Denominated Liabilities

Pursuant to regulations of the Mexican Central Bank, the total amount of maturity-adjusted (by applying a factor, depending upon the maturity of the relevant liability) net liabilities denominated or indexed to foreign currencies that Mexican banks, their subsidiaries or their foreign agencies or branches may maintain (calculated daily), is limited to 1.83 times the amount of their Tier 1 capital. To calculate such limit, maturity-

adjusted foreign currency-denominated or indexed assets (including liquid assets, assets with a maturity of less than one year, short-term derivatives and spot foreign exchange transactions) are subtracted from maturity-adjusted foreign currency-denominated or indexed liabilities, and the aforementioned factor is applied to the resulting amount.

The maturity-adjusted net liabilities of Mexican banks denominated or indexed to foreign currencies (including dollars) are subject to a liquidity coefficient (i.e., to maintaining sufficient foreign currency-denominated or indexed liquid assets). These permitted liquid assets include, among others:

●	U.S. dollar-denominated cash or cash denominated in any other currency freely convertible;
●	deposits with the Mexican Central Bank;
●	treasury bills, treasury bonds and treasury notes issued by the U.S. government or debt certificates issued by agencies of the U.S. government, which have the unconditional guarantee of the United States government;
●	demand deposits or one- to seven-day deposits in foreign financial institutions rated at least P-2 by Moody’s Investors Service, Inc., or Moody’s, or A-2 by Standard & Poor’s Rating Services, or S&P;
●	investments in mutual or similar funds or companies approved by the Mexican Central Bank, that satisfy certain requirements; and
●	unused lines of credit granted by foreign financial institutions rated at least P-2 by Moody’s or A-2 by S&P, subject to certain requirements.

Such liquid assets may not be posted as collateral, lent or be subject to repurchase transactions or any other similar transactions that may limit their transferability.

Banco Santander México is in compliance with the applicable reserve requirement and liquidity coefficients in all material aspects.

Lending Limits

In accordance with the General Rules Applicable to Mexican Banks, limits relating to the diversification of a bank’s lending transactions are determined in accordance with the bank’s compliance with Mexican Capitalization Requirements. For a bank with:

●	a Capital Ratio greater than 8.0% and up to 9.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank, is limited to 12.0% of the bank’s Tier 1 capital;
●	a Capital Ratio greater than 9.0% and up to 10.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 15.0% of the bank’s Tier 1 capital;
●	a Capital Ratio greater than 10.0% and up to 12.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 25.0% of the bank’s Tier 1 capital;
●	a Capital Ratio greater than 12.0% and up to 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 30.0% of the bank’s Tier 1 capital; and
●	a Capital Ratio greater than 15.0%, the maximum financing exposure to a person or a group of persons representing common risk to the bank is limited to 40.0% of the bank’s Tier 1 capital.

These lending limits are required to be measured on a quarterly basis. The CNBV has discretion to reduce the aforementioned limits, if internal control systems or the risk management of the bank is inadequate.

The following financings are exempt from these lending limits: (i) financings guaranteed by unconditional and irrevocable security interests or guarantees, that may be enforced immediately and without judicial action, granted by foreign financial institutions with investment grade ratings and established in a country member of the European Union or the Organization for Economic Cooperation and Development (which guarantees must be accompanied with a legal opinion as to their enforceability), (ii) securities issued by the Mexican government and financings made to the Mexican government, Mexican local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, the IPAB and development banks guaranteed by the Mexican government, and (iii) cash (transferred to the bank lender under a deposit that may be freely disposed of by the lender). However, such financings may not exceed 100% of a bank’s Tier 1 capital.

Likewise, financings granted to Sofomes for which the bank owns at least 99% of its capital stock, are exempted from the aforementioned limits, but such financings may not exceed 100% of a bank’s Tier 1 capital. In turn, the regulated Sofomes maintain or grant financing (regardless of the origin of the resources) to a person or a group of persons representing common risk, such financing shall comply with the aforementioned limits.

The aggregate amount of financings granted to the three largest borrowers of a bank may not exceed 100% of the bank’s Tier 1 capital.

Banks are not obligated to comply with the aforementioned limits with respect to financings granted to the Mexican government, local governments (subject to such financings being guaranteed by the right to receive certain Federal taxes), the Mexican Central Bank, IPAB and development banks guaranteed by the Mexican government.

Banks are required to disclose, in the notes to their financial statements for Mexican Banking GAAP purposes, (i) the number and amount of financings that exceed 10% of Tier 1 capital and (ii) the aggregate amount of financings made to their three largest borrowers.

Funding Limits

In accordance with the General Rules Applicable to Mexican Banks, Mexican banks are required to diversify their funding risks. In particular, a Mexican bank is required to notify the CNBV, on the business day following the occurrence of the event, in the event it receives funds from a person or a group of persons acting in concert that represent in one or more funding transactions more than 100% of such bank’s Tier 1 capital. None of our liabilities to a person or group of persons exceeds the 100% threshold.

Related Party Loans

Pursuant to the Mexican Banking Law, the total amount of the transactions with related parties may not exceed 35% of the bank’s Tier 1 capital. For the case of loans and revocable credits, only the disposed amount will be counted. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Loans to Related Parties.”

Tier 1 capital is calculated by taking into account the balance as of the last day of each month. When calculating Tier 1 capital, the General Rules Applicable to Mexican Banks establish that if the aggregate amount of operations subject to credit risk relating to relevant related parties exceeds 25% of the bank’s Tier 1 capital then the excess must be subtracted in order to determine Tier 1 capital.

On a monthly basis, we monitor and implement controls relating to the consumption of both the 35% and 25% limits in order to ensure strict compliance with the abovementioned regulations.

Foreign Currency Transactions

Mexican Central Bank regulations govern transactions by banks denominated in foreign currencies. Mexican banks may, without any specific additional approval, engage in spot, foreign exchange transactions (i.e., transactions having a maturity not exceeding four business days). Other foreign currency transactions are deemed derivative transactions and require approvals as discussed below. At the end of each trading day, banks are generally obligated to maintain a balanced foreign currency position (both in the aggregate and by currency). However, short and long positions are permitted in the aggregate, so long as such positions do not exceed 15% of a bank’s Tier 1 capital. In addition, Mexican banks must maintain liquid assets, prescribed by regulations issued by the Mexican Central Bank, in connection with maturities of obligations denominated in foreign currencies (as discussed under “—Liquidity Requirements for Foreign Currency-Denominated Liabilities” above).

Derivative Transactions

Certain Mexican Central Bank rules apply to derivative transactions entered into by Mexican banks. Mexican banks are permitted to enter into swaps, credit derivatives, forwards and options with respect to the following underlying assets:

●	specific shares, groups of shares or securities referenced to shares; that are listed in a securities exchange,
●	stock exchange indexes,
●	Mexican currency, foreign currencies and UDIs (a peso-equivalent unit of account indexed for Mexican inflation),
●	inflation indexes,
●	gold or silver,
●	swine meat, pork and cattle,
●	natural gas, diesel, gasoline and crude oil,
●	aluminum, copper, nickel, platinum, lead and zinc,
●	wheat, corn, soybean and sugar,
●	rice, sorghum, cotton, oats, coffee, orange juice, cocoa, barley, cattle, swine, milk, canola, soybean oil and soybean paste,
●	nominal or real interest rates with respect to any debt instrument,
●	loans or other advances, and
●	futures, options and swaps with respect to the underlying assets mentioned above.

Mexican banks require an express general approval, issued in writing by the Mexican Central Bank, to enter into, as so-called intermediaries, derivative transactions, with respect to each class or type of derivative. Mexican banks that have not received the relevant general approval would require a specific approval from the Mexican Central Bank to enter into such derivative transactions (or even if in possession of such general approval, to enter into derivative transactions with underlying assets different from the assets specified above). Mexican banks may, however, enter into derivative transactions without the authorization of the Mexican Central Bank, if the exclusive purpose of such derivative transactions is to hedge the relevant bank’s existing risks. Authorizations may be revoked if, among other things, the applicable Mexican bank fails to comply with Mexican Capitalization Requirements, does not timely comply with reporting requirements, or enters into derivative transactions that contravene applicable law or sound market practices.

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

The Bank carries out derivative financial transactions, with financial counterparties in order to cover the Bank’s own position, as well with customers who request so, in our ordinary course of business.

Restrictions on Liens and Guarantees

Under the Mexican Banking Law, banks are specifically prohibited from (i) pledging their securities or other assets as collateral, except (a) if the Mexican Central Bank or the CNBV so authorizes, including as described above with respect to derivative transactions, or (b) for obligations in favor of the Mexican Central Bank, IPAB, Mexican development banks or governmental trusts, (ii) guaranteeing the obligations of third parties, except, generally, in connection with letters of credit and bankers’ acceptances and (iii) make loans secured by subordinated debt or rights of trusts funded by subordinated debt.

Bank Secrecy Provisions; Credit Bureaus

Pursuant to the Mexican Banking Law, a Mexican bank may not provide any information relating to the identity of its customers or specific deposits, services or any other banking transactions (including loans) to any third parties (including any purchaser, underwriter or broker, or holder of any of the bank’s securities), other than (i) the depositor, debtor, accountholder or beneficiary and their legal representatives or attorneys-in-fact, (ii) judicial authorities in trial proceedings in which the accountholder is a party or defendant, (iii) the Mexican federal tax authorities for tax purposes, (iv) the SHCP for purposes of the implementation of measures and procedures to prevent terrorism and money laundering, (v) the Federal Auditor (Auditoría Superior de la Federación) to exercise its supervisory authority (including information on accounts or agreements involving federal public resources), (vi) the supervisory unit of the Federal

Electoral Agency (Instituto Nacional Electoral), (vii) the federal attorney general’s office (Procuraduría General de la República) for purposes of criminal proceedings, (viii) the Treasurer of the Federation (Tesorería de la Federación), as applicable, to request account statements and any other information regarding the personal accounts of public officers, assistants and, as the case may be, individuals related to the corresponding investigation, and (ix) the Secretary and undersecretaries of the Ministry of Public Function (Secretaría de la Función Pública) when investigating or auditing the estates and assets of federal public officers, among others. In most cases, the information needs to be requested through the CNBV.

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

Money Laundering Regulations

Mexico has a local framework in effect for the prevention of money laundering and terrorist financing (General Provisions on Money Laundering and Terrorist Financing); which has been in force since April 21, 2009 and has been subsequently amended through certain publications on the Federal Official Gazette in 2010, 2011, 2013, 2014, 2015 and 2017, 2019 and 2020.

These General Provisions on Money Laundering and Terrorist Financing require the Bank to comply with various obligations, including:

●	The establishment and implementation of procedures and policies regarding customer identification and know-you-customer (KYC) policies in order to prevent and detect those transactions that may be connected to terrorism or money laundering activities as defined in the Mexican Federal Criminal Code (Código Penal Federal);
●	The implementation of procedures for detecting and reporting relevant, unusual and suspicious transactions (as defined in the General Provisions on Money Laundering and Terrorist Financing); and
●	The establishment of a Committee (Communication and Control Committee), which in turn must designate a Compliance Officer who is in charge of among other matters, supervising compliance with anti-money laundering provisions and the institution’s anti-money laundering and terrorism financing program.

Our institution is also required to maintain a file (an “ID file”) before establishing any business relationship or entering into any kind of transaction with a costumer for the identification of such customer.

Also the General Provisions on Money Laundering and Terrorist Financing require the Bank to have an anti-money laundering manual, which should be approved by the Audit Committee and include our anti-money laundering policies and procedures.

Pursuant to the General Provisions on Money Laundering and Terrorist Financing, we also have ongoing reporting obligations that require us to periodically report all transactions above certain thresholds to the

CNBV in addition to reporting any suspected money laundering or terrorist financing activities on an ongoing basis.

The most recent amendments to the General Provisions on Money Laundering and Terrorist Financing, published in the Federal Official Gazette on June 9 and July 14, 2020, modernized certain aspects of the law and established the following principles:

●	Banks may open accounts for teenagers (from the age of 15 onwards) pursuant to specific identification requirements for these accounts.
●	Banks can temporarily extend the thresholds for receipt of funds from customers in specific cases regarding low risk products until December 2020.

We are also subject to potential sanctions under the Mexican Banking Law if we knowingly perform services for persons or entities that are on the blocked persons list prepared by the SHCP. These potential sanctions include:

●	A fine of 10% to 100% of the amount of the activity, transaction or service performed by an entity for a customer or user whom the entity knows to be on the blocked persons list prepared by the SHCP.
●	A fine of 10% to 100% of the amount of any unreported unusual transaction and, if applicable, any additional transactions related to same customer or user involved in the unreported transaction.
●	A fine of 30,000 to 100,000 days’ worth of the minimum wage applicable in Mexico for significant transactions or, if applicable, a series of related transactions involving international transfers and unreported transactions in cash undertaken in a foreign currency.
●	A fine of 5,000 to 50,000 days’ worth of the minimum wage applicable in Mexico for other failures to comply with applicable law.

Rules on Interest Rates

Bulletin 3/2012 issued by the Mexican Central Bank limits the number of reference rates that may be used by Mexican banks as a basis for determining interest rates on loans. For peso-denominated loans, banks may choose any of a fixed rate, the Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE), Mexican Treasury bills (Cetes) rate, CCP (costo de captación promedio a plazo), the rate determined by the Mexican Central Bank as applied to loans funded by or discounted with NAFIN, the rate agreed upon with development banks in loans funded or discounted with them, the weighted bank funding rate (tasa ponderada de fondeo bancario) and the weighted governmental funding rate (tasa ponderada de fondeo gubernamental). For UDI-denominated loans, the reference rate is the UDIBONOS. For foreign currency-denominated loans, banks may choose any of a fixed rate or floating market reference rates that are not unilaterally determined by a financial institution, including the London Interbank Offered Rate, or LIBOR, or the rate agreed upon with international or national development banks or funds, for loans funded by or discounted with such banks or funds. For dollar-denominated loans, banks may choose either a fixed rate or any of the rates referred to in the prior sentence or the CCP-Dollars, as calculated and published in the Federal Official Gazette by the Mexican Central Bank.

On January 15, 2020, the Mexican Central Bank published Bulletin 1/2020, by means of which the Mexican Central Bank started publishing a new reference rate denominated “TIIE de Fondeo”, which is a 1-day reference rate. The rules also provide that only one reference rate can be used for each transaction and that no alternative reference rate is permitted, unless the selected reference rate is discontinued, in which event a substitute reference rate may be established. A rate, or the mechanism to determine a rate, may not be modified unilaterally by a bank. Rates must be calculated annually, based upon 360-day periods.

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

In June 2014, the Mexican Supreme Court of Justice issued a thesis, of mandatory application, allowing federal judges to determine ex officio if an interest rate agreed in a promissory note is evidently excessive, violating an individual’s human rights, and consequently establishing a reduced interest rate. The elements the judge should take into account to determine if an interest rate is evidently excessive are: (i) the type of relationship between the parties; (ii) the qualification of the persons intervening in the issuance of the promissory note and if the activity of the creditor is regulated; (iii) the purpose of the credit; (iv) the amount of the loan; (v) the term of the loan; (vi) the existence of guarantees or collateral for the payment of the loan; (vii) the interest rates applied by financial institutions in transactions similar to the one under analysis, as a mere reference; (viii) the variation of the national inflation index during the term of the loan; (ix) market conditions; and (x) other issues that may be relevant for the judge.

As of the date hereof, the interest rates Mexican banking institutions, including the Bank, are entitled to the presumption that the interest rates they charge are not usurious. In addition, in November 2016, the Mexican Supreme Court of Justice published a separate thesis setting forth a rebuttable presumption that the interest rates charged on loans made by Mexican banking institutions are not excessive. The thesis was based on the fact that the loans offered to the public by credit institutions are supervised by the Mexican Central Bank, which supervision has the objective of ensuring that their conditions are accessible and reasonable for the public. Although this precedent is not binding and has been subject to further judicial review, we do not expect to have to adjust our interest rates or reimburse our customers for this concept.

Fees

Under Mexican Central Bank regulations, Mexican banks and Sofomes may not, in respect of loans, deposits or other forms of funding and services with their respective customers, among others, (i) charge fees that are not included in their respective, publicly disclosed, aggregate annual cost (costo anual total), (ii) charge alternative fees, except if the fee charged is the lower fee, and (iii) charge fees for the cancellation of credit cards issued. In addition, among other things, Mexican banks may not (i) charge simultaneous fees, in respect of demand deposits, for account management and relating to not maintaining minimum amounts, (ii) charge fees for returned checks received for deposit in a deposit account or as payment for loans granted, (iii) charge fees for cancellation of deposit accounts, debit or teller cards, or the use of electronic banking services, or (iv) charge different fees depending upon the amount of a money transfer. Under the regulations, fees arising from the use of ATMs must be disclosed to users.

Mexican banks and Sofomes operating or permitting customers to use ATMs must choose between two options for charging fees to customers withdrawing cash or requesting balances: (i) specifying a fee for the relevant transactions, in which case, Mexican banks and Sofomes issuing credit or debit cards may not charge cardholders any additional fee (credit or debit card issuers are entitled to charge operators the respective fee), or (ii) permit credit card or debit card issuers to charge a fee to customers, in which case, banks and Sofomes may not charge additional fees to customers.

The Mexican Central Bank, on its own initiative or as per request from the CONDUSEF, banks or Sofomes, may assess whether reasonable competitive conditions exist in connection with fees charged by banks or Sofomes in performing financial operations. The Mexican Central Bank must obtain the opinion of the

COFECE in carrying out this assessment. The Mexican Central Bank may take measures to address these issues.

The Mexican Central Bank published rules that modified the rules on ATM user fees which limited the Bank’s ability to charge fees for the use of ATMs by customers and the amount of such fees for services including: (i) cash withdrawals, (ii) checking account balances, (iii) deposits and (iv) payments, both in bank windows and ATMs operated by the customers’ bank. The rules also specify that ATMs shall show a clear legend on their screens regarding costs of the transaction so the client may decide whether to proceed with the transaction.

IPAB Law

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

IPAB will manage and sell the loans, rights, shares and any other assets that it acquires to perform its activity according to the IPAB Law, to maximize their recovery value. IPAB must ensure that the sale of such assets is made through open and public procedures. The President of Mexico is required to present annually a report to Congress prepared by IPAB with a detailed account of the transactions conducted by IPAB in the prior year.

IPAB has a governing Board of seven members: (i) the Minister of the SHCP, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of Mexico, with the approval of two-thirds of the Senate and, in their recesses, by the same proportion of members of the standing committee of the Congress.

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$132,718 as of December 31, 2020), per person per bank.

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

IPAB’s Governing Board also has the authority to impose extraordinary contributions in the case that, given the conditions of the Mexican financial system, IPAB does not have available sufficient funds to comply with its obligations. The determination of the extraordinary contributions is subject to the following limitations: (i) may not exceed, on an annual basis, the amount equivalent to 0.003% multiplied by the total amount of the liabilities outstanding of the banking institutions that are subject to IPAB ordinary contributions; and (ii) the aggregate amount of the ordinary and extraordinary contributions may not exceed, in any event, on an annual basis, an amount equivalent to 0.008% multiplied by the total amount of a bank’s liabilities subject to IPAB contributions.

The Mexican Congress allocates funds to IPAB on a yearly basis to manage and service IPAB’s liabilities. In emergency situations, IPAB is authorized to incur additional financing every three years in an amount not to exceed 6% of the total liabilities of certain Mexican banks as determined by the CNBV.

Under the IPAB law, in the event the quotas are not timely paid, between 30% and 100% of the value of the omitted quota may be imposed as a fine.

Law to Regulate Financial Groups

On January 10, 2014, the Mexican Law to Regulate Financial Groups (Ley para Regular Agrupaciones Financieras) was published in the Federal Official Gazette, abrogating the former Financial Groups Law, by virtue of which the controlling companies were authorized to indirectly hold shares in financial institutions belonging to a financial group, as well as in other entities allowed in such law. The purpose of the controlling companies of financial groups is generally restricted to holding the shares representing the capital stock of the entities of the group. The Law to Regulate Financial Groups allows the companies controlled by the controlling company to: (i) jointly act before the public, offer services that are supplemental to the services provided by the other and identify themselves as part of the same group, (ii) maintain common files, for anti-money laundering purposes, that may be used by all entities part of the financial group, (iii) use similar corporate names (except for fintech companies), and (iv) conduct their activities in the offices and branches of other entities part of the same group. In addition, the Financial Groups Law requires that each financial services holding company enters into an agreement (convenio único de responsabilidades) with each of its financial services subsidiaries pursuant to which the holding company agrees to be secondarily liable and without limitation for the satisfaction of the obligations incurred by its subsidiaries and to be fully liable for certain losses of its subsidiaries, up to the total amount of the holding company’s assets. In the event that the assets of the financial services holding company are insufficient to cover the losses of its subsidiaries, the financial services holding company must first cover the liabilities of the banking institutions that are part of the group and, subsequently, the liabilities of any other entities that form the group, which will be prorated. For such purposes, a subsidiary is deemed to have losses if its assets are insufficient to cover its payment obligations. The subsidiaries will never be held liable for the losses of their holding company or for the losses of the other subsidiaries of the group.

Furthermore, on March 9, 2018, the Law to Regulate Financial Groups was modified in order to include fintech companies in financial groups, provided, however, that such companies may not use denominations or names similar to those used by the other financial institutions, even if part of the same financial group. On June 4, 2020, the General Provisions related to the standardized computer application programming interfaces (“APIs”) referred to in the Law to Regulate Financial Technology Institutions were published in order to establish the rules for the transfer of open financial data. The open financial data, according to Law to Regulate Financial Technology Institutions are those that do not contain confidential information, such as information on products and services offered to the general public, the location of their offices and branches, ATMs among others. Institutions will have one year to establish APIs to allow data recipients access to such information.

In compliance with the Law to Regulate Financial Groups, and particularly with respect to the single liability agreement, Grupo Financiero Santander México, S.A. de C.V. is liable, on a subsidiary basis and without limitation, for complying with the obligations of the financial institutions that are part of Grupo Financiero Santander México, corresponding to the activities that, in accordance with the applicable provisions, are specific to each one of them, even with respect to those contracted by these financial institutions prior to their integration into Grupo Financiero Santander México.

Law for the Protection and Defense of Financial Services Users

A Law for the Protection and Defense of Financial Services Users is in effect in Mexico. The purpose of this law is to protect and defend the rights and interests of users of financial services. To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines). CONDUSEF acts as mediator and arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions. Banco Santander México and its subsidiaries must submit to CONDUSEF’s jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF’s jurisdiction in all arbitration proceedings that may be brought before it. The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by customers. The Bank maintains such internal unit.

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

CONDUSEF (i) is entitled to initiate class actions against Mexican financial institutions, in connection with events affecting groups of users of financial services, (ii) shall maintain a Bureau of Financial Entities (Buró de Entidades Financeras), which is to set forth any and all information deemed material for users of financial services, (iii) is empowered to order amendments to any of the standard form commercial banking documentation (such as account and loan agreements) used by financial institutions, if it considers provisions thereof as detrimental to users, (iv) is permitted to issue resolutions as part of arbitration proceedings, for the benefit of issuers, that would permit users to attach assets of a financial institution prior to the completion of arbitration proceedings, and (v) is given broader authority to fine financial institutions, if any such financial institution does not comply with an order issued by CONDUSEF.

Banco Santander México and its subsidiaries may be required to provide reserves against contingencies which could arise from proceedings pending before CONDUSEF. The Bank may also be subject to recommendations by CONDUSEF regarding our standard agreements or information used to provide our services. Our financial subsidiaries may be subject to coercive measures or sanctions imposed by CONDUSEF. The Bank is not the subject of any material proceedings before CONDUSEF. Regarding ordinary inspection visits, CONDUSEF may issue official notices containing observations and recommendations detected during the visits. If the observations are not remedied, CONDUSEF orders Mandatory Compliance Programs, and if applicable, penalties.

Law for the Transparency and Ordering of Financial Services

The Law for the Transparency and Ordering of Financial Services regulates (i) the fees charged to customers of financial institutions for the use and/or acceptance of means of payment, as with debit cards, credit cards, checks and orders for the transfer of funds, (ii) the fees that financial institutions charge to each other for the use of any payment system, (iii) interest rates that may be charged to customers, and (iv) other aspects related to financial services, all in an effort to make financial services more transparent and protect the interests of the users of such services. This law grants the Mexican Central Bank the authority to regulate interest rates and fees and establish general guidelines and requirements relating to payment devices and credit card account statements (see “—Rules on Interest Rates” and “—Fees” above). The Mexican Central Bank has the authority to specify the basis upon which each bank must calculate its aggregate annual cost (costo anual total), which comprises interest rates and fees, on an aggregate basis, charged in respect of loans and other services. The aggregate annual cost must be publicly disclosed by each bank. The law also regulates the terms that banks must include in standard accession agreements and the terms of any publicity and of information provided in account statements. Our subsidiaries operating in the financial sector must inform the Mexican Central Bank of any changes in fees at least 30 calendar days before they become effective.

As part of the financial reform made in 2013, the Mexican Congress approved changes to the Law for the Transparency and Ordering of Financial Services pursuant to which the Mexican Central Bank may use its veto capacity or issue temporary regulations applicable to interest rates and fees, if it or the COFECE determines that no reasonable competitive conditions exist among financial institutions. Also, the Mexican Central Bank and the CNBV are given authority to issue rules regulating the means to obtain funds (i.e., credit cards, debit cards, checks and funds transfers), as a means to ensure competition, free access, no discrimination and protecting the interests of users.

Law on Transparency and Development of Competition for Secured Credit

The Law on Transparency and Development of Competition for Secured Credit (Ley de Transparencia y de Fomento a la Competencia en el Crédito Garantizado, or the “Secured Credit Law”) provides a legal framework for financial activities and certain other services performed by private credit institutions (as opposed to governmental entities) in connection with secured loans relating to real property in general and housing in particular (i.e., purchase, construction, restoration or refinancing). In particular, the Secured Credit Law established specific rules requiring the following: (i) the disclosure of certain information by credit institutions to their customers prior to the execution of the relevant loan agreement, including the disclosure of certain terms relating to interest rates, aggregate costs and expenses payable; (ii) the compliance by credit institutions and borrowers with certain requirements in the application process; (iii) the binding effect of offers made by credit institutions granting secured loans; (iv) the inclusion of mandatory provisions in loan agreements; and (v) the assumption of certain obligations by public officers (or notaries) before whom secured loans are granted.

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

Law on the Regulation of Financial Technology Institutions

On March 9, 2018, the FinTech Law was published in the Federal Official Gazette. Its main purpose is to regulate financial services provided by Collective Financing (Crowdfunding) Institutions and Electronic Payment Institutions (jointly the "Financial Technology Institutions"), two types of entities which were created by the law. The CNBV is the authority responsible for granting authorizations and supervising their organization and operation. Collective Financing (Crowdfunding) Institutions are intended to put members of the public in contact with one another so that any member of the public can provide financing to any other member of the public. Electronic Payment Institutions are intended to provide the public with applications, digital interfaces, internet pages and other means of electronic or digital communications that they can use to make electronic payments in their day-to-day personal and professional lives. In addition, the FinTech Law also regulates transactions carried out with digital assets. A digital asset is an asset that represents value registered electronically that can be used by the public as a means of payment for any kind of legal activity and whose transfer can only be carried out through electronic media. The law limits digital assets, noting that the FinTech institutions can only operate with digital assets approved by the Mexican Central Bank. It also provides for the creation of the Inter-institutional Committee, which is responsible for making decisions, such as the granting of authorizations and impositions of penalties, among others, in connection with activities pursuant to the FinTech Law. The Committee also serves as the examining body of the CNBV and is composed of public servants of the SHCP, the Mexican Central Bank and the CNBV.

Additionally, on September 10, 2018, the regulation under the Fintech Law was published in the Federal Official Gazette with the general dispositions issued under Article 58 of the Fintech Law.

Insurance and Bonding Institutions Law

The Mexican insurance system is governed by the Insurance and Bonding Institutions Law (Ley de Instituciones de Seguros y Fianzas), the Insurance Contract Law (Ley Sobre el Contrato de Seguro) and other regulatory provisions issued by the SHCP and the CNSF. Insurance and bonding companies require the authorization of the Mexican government, through CNSF, for their incorporation and acting as such. The authorizations granted by the CNSF shall include the specific sector in which the insurance or bonding company will conduct business, including life, health care, property and casualty, civil and professional liability, among others. The CNSF may also grant authorization to perform reinsurance and co-insurance activities. Insurance companies are subject to stringent capital adequacy and investment rules, compliance with which is verified by the CNSF. These rules determine the type of assets into which insurance companies may invest, as well as the minimum amount of capital required to be maintained by such entities. Also, insurance companies are required to maintain technical reserves as protection against risks, which help such entities to maintain adequate liquidity levels.

The regulation and surveillance powers of the CNSF grant this entity the authority to verify compliance with the various financial and technical actuarial regulations, as well as with other corporate governance principles.

Retirement Savings System Law

The Retirement Savings Systems Law (Ley de los Sistemas de Ahorro para el Retiro) established the Afore pension system. Among other economic benefits and other services to be provided to participants in the retirement savings system, the Retirement Savings Systems Law provides that each employee may establish an independent retirement account, which is to be managed by an approved Afore. Under this system, employees, employers and the government are required to make contributions to the independent retirement accounts maintained by each employee. In addition to the mandatory contributions, employees can make voluntary contributions to their independent retirement accounts. Pursuant to the Retirement Savings Systems Law, the main functions of an Afore include, among others, (i) managing pension funds, (ii) creating and managing individual pension accounts for each worker, (iii) creating, managing and operating specialized pension funds (Siefores), (iv) distributing and purchasing Siefores’ stock, (v) contracting pension insurance, and (vi) distributing, in certain cases, the individual funds directly to the pensioned worker.

On December 16, 2020 the Retirement Savings Systems Law was amended in order to include a provision to regulate that the fees the Afores charged should have a maximum limit. Such limit should be calculated by the regulatory authority with the average of the fees charged in the U.S.A., Colombia and Chile. This makes the regulation of Afores more restrictive which, before this amendment, established a system of authorizations prior and annual of the regulator (CONSAR). CONSAR is considering the maximum limit to be in in effect for 2022, since the fees applicable to 2021 were approbed in 2010.

Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

United States Supervision and Regulation

Financial Regulatory Reform

Banking and financial regulatory statutes are continually under review by the United States Congress. In addition, the U.S. regulatory agencies may issue new and amend existing regulations, policy statements, interpretive letters and similar written guidance. Banco Santander Parent is a financial holding company and bank holding company under the U.S. Bank Holding Company Act.  As a result, Banco Santander Parent and its U.S. operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), among other regulators.

Many changes to the U.S. financial regulatory framework have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. In May 2018 the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) was enacted.  EGRRCPA and the U.S. bank regulatory agencies’ October 2019 rules implementing EGRRCPA, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards and capital and liquidity requirements apply to bank holding companies. As a result, while EGRRCPA made clear that the Federal Reserve Board retains the right to apply enhanced prudential standards to foreign banking organizations with greater than U.S.$100 billion in global total consolidated assets, such as Banco Santander Parent, Banco Santander Parent is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable U.S. regulations.

A new United States Congress and Presidential administration took office in 2021, and there is likely to be significant change in the leadership and senior staff at the U.S. bank regulatory agencies.  As a result, th e new administration could impose new or modified requirements that materially impact Banco Santander Parent and Banco Santander México.

Volcker Rule

The Volcker Rule, and its implementing regulations, prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities subject to the Volcker Rule include Banco Santander México and Banco Santander Parent.  Banco Santander Parent has assessed how the Volcker Rule affects its businesses and subsidiaries, including Banco Santander México, and has brought its activities into compliance. Santander Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Banco Santander Parent and its non-U.S. banking organization subsidiaries, including Banco Santander México, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

In October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule regulations. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments streamline the application of the Volcker Rule’s proprietary trading compliance requirements. Banco Santander México will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In July 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in, sponsorship of and relationships with covered funds. These amendments became effective in October, 2020, and did not have a material impact on our activities, since the controls overall were lightened. Banco Santander Parent will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including ours, as necessary.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Exchange Act, an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)	Santander UK holds five blocked accounts for three customers, with the first customer holding one Pound Sterling (GBP) savings account and one GBP current account, the second customer holding one GBP savings account, and the third customer holding two GBP current accounts. All three customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2020 were negligible relative to the overall profits of Banco Santander S.A.
(b)	Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by one customer were fully inaccessible at the time of the US designation and were blocked at the time of the account going into a debit balance. The accounts held by the second customer were blocked immediately following the US designation and have remained frozen throughout 2020. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002 imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2020.
(c)	Santander Consumer Bank, S.A. holds seven blocked correspondent accounts for Bank Melli. Three USD accounts and four EUR accounts. The accounts have been blocked since 2008. Bank Melli is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended December 31, 2020.
(d)	The Santander Group also has certain legacy performance guarantees for the benefit of Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2020, which were negligible relative to the overall revenues and profits of Banco Santander Parent. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.  Organizational Structure

On December 8, 2017, the shareholders of the Bank approved the merger of the Former Holding Company with and into the Bank, with the Bank as the surviving company. On December 8, 2017, the Bank and the Former Holding Company entered into a merger agreement, which became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, upon the filing of the resolutions of the shareholders of the Bank and the Former Holding Company approving the Merger and the filing of the Merger agreement with the Public Registry of Commerce in Mexico, the Merger became effective before third parties.

Immediately following the effectiveness of the Merger before third parties, (i) Banco Santander Parent contributed all of the shares of the Bank held by it as a result of the Merger to a new holding company, Grupo Financiero Santander México, S.A. de C.V., and (ii) the Bank sold all of the shares of Casa de Bolsa held by it as a result of the Merger to its new holding company, Grupo Financiero Santander México, S.A. de C.V. due to the prohibition under Mexican law of a commercial bank maintaining a direct investment in a brokerage entity. We no longer hold any interests in Casa de Bolsa.

As a result of the Merger, Grupo Financiero Santander México, S.A. de C.V., our holding company, directly owns 74.96% of our capital stock. Banco Santander Parent owns 100% of the capital stock of Grupo Financiero Santander México S.A. de C.V.

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent directly owns 16.68% of our Series B shares, in the aggregate owns 91.64% of our share capital and is our controlling shareholder.

On October 28, 2019, Santander México obtained authorization from the Executive Commission of Banco Santander Parent to carry out a merger through absorption between Banco Santander México and Santander Vivienda, with the former being the surviving entity and the latter being the merged entity.

On October 31, 2019, the Board of Directors of Grupo Financiero Santander México, Banco Santander México and Santander Vivienda agreed to call an the Extraordinary Shareholders Meeting to approve the merger. The merger was approved by the SHCP on August 28, 2020 and by our shareholders on September 30, 2020.

The total assets and total liabilities of Santander Vivienda merged by Banco Santander México amounted to Ps.63,703 million and Ps.54,925 million, respectively.

The following chart shows our significant subsidiaries as of December 31, 2020:

* IFRS at December 31, 2020	* IFRS at December 31, 2020
Total assets: Ps.77,929 million (4.2% of total) Net income: Ps.4,718 million (24.9% of total) Total equity: Ps.26,004 million (16.9% of total)	Total assets: Ps.511 million (0.03% of total) Net loss: Ps.(225) million ((1.2)% of total) Total equity: Ps.125 million (0.08% of total)

* These figures include our principal subsidiaries. All of our subsidiaries are incorporated in Mexico.

D.  Property, Plants and Equipment

We are domiciled in Mexico City and own our principal executive office, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, Mexico.

We also own two other buildings in Querétaro and rent 132 other buildings for central offices. We also own four branches’ buildings: Martinica located in León, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Querétaro. The branches operating at rented locations, they have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2020	Number
Central Offices
Owned	3
Rented	132
Total	135
Branches
Owned	4
Rented(1)	1,336
Total	1,340
SME Center
Owned	—
Rented	10
Total	10
Other Property(2)
Owned	—
Rented(2)	1,329
Total	1,329

(1)	Includes 72 branches under bailment (comodato).
(2)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see Note 14 to our audited financial statements included elsewhere in this Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results

All of our operations are located in Mexico. Consequently, our results and our financial condition are strongly affected by the general economic environment and political conditions existing in Mexico and the applicable regulations. For more detail on the applicable regulations, please see “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System,” “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation,” and “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation.”

COVID-19 Pandemic

Our results in 2020 were affected by the COVID-19 pandemic, which began in the first quarter of 2020 and caused disruption of regional and global economic activity. Several industries and sectors to which we have exposure have been particularly impacted by the COVID-19 pandemic and related economic disruption, including, but not limited to, the real estate, transportation, hotels and restaurants, commerce and automotive industries. As of December 31 2020, approximately 16% of our total loan portfolio was comprised of loans to customers in these sectors; 14% of which (or 2.2% of our total loan portfolio) has a higher risk for impairment. In addition, in response to the COVID-19 pandemic, a number of our corporate and government customers drew on credit lines during 2020. We were able to maintain our liquidity position throughout 2020 and we generally saw these customers begin prepaying amounts borrowed in the second half of 2020.

As part of the actions taken to mitigate the impact of the COVID-19 pandemic, the CNBV issued temporary special accounting principles applicable to financial institutions that established a program for the partial or total deferral of principal and/or interest payments due on loans issued to individuals and SMEs that were not impaired as of February 29, 2020 (later extended to March 31, 2020), from four to six months, without such loans being considered impaired under Mexican Banking GAAP. This program is referred to as the “Skip Payments” program. We participated in the Skip Payments program and also launched a similar debtor relief program for our corporate clients, offering them the possibility of deferring payment of principal and interest on their loans for four to six months. Clients were able to sign up for these programs between April and June of 2020 and we ultimately deferred payments for approximately Ps.191 million of loans under Mexican Banking GAAP. These loans represented approximately 24.1% of our total loan portfolio as of June, 2020. Approximately 43% of such loans represented commercial, financial and industrial loans, 35% represented mortgage loans and 22% represented non-revolving consumer loans. As of December 31, 2020, the total amount of our portfolio under the Skip Payments and related corporate program represented Ps.150,809 million, or 21% of our total loan portfolio. As of June 2020, we reserved approximately Ps.3,915 million under Mexican Banking GAAP for these loans in anticipation of future losses derived from the pandemic, as well as for the operations of those borrowers against whom we have initiated legal proceedings for the restructuring of liabilities and for operations with deteriorating recovery expectations.

The grace period under Skip Payments as well as our program for corporate clients began to expire in August 2020, corresponding to the date of enrollment in the program. Following the expiration of the grace period, we saw an increase in non-performing loans and impairment losses by December 31, 2020 in particular among individuals and SMEs, with approximately 9% of loans initially enrolled in the program having missed their first payments following the grace period. In addition, following the grace period, we refinanced approximately 16% of these loans for our customers. Although non-performing loans and impairment losses began to normalize towards the end of 2020, we expect to see increased non-performing loans and impairment losses at least through the first half of 2021 as the economic impacts of the COVID-19 pandemic continue to be felt, particularly among individuals and SMEs. We may see similar impacts on the credit quality of our loan portfolio and our impairment losses if the economic recovery from the COVID-19 pandemic takes longer than expected or there is a future deterioriation in economic conditions as a result of further developments relating to the pandemic.

In addition to the foregoing, we also saw a decrease in volume of credit card transactions as consumer confidence decreased as a result of the economic uncertainty resulting from the COVID-19 pandemic. These decreases were partially offset by an increase in digital transactions.

In 2020, we also implemented a series of measures in response to the COVID-19 pandemic that were focused on the health and safety of our employees and customers, while assuring business continuity. Since mid-March 2020, we established work from home protocols, with over 90% of our corporate personnel working remotely and 75% of the branch staff working on site. Our digital channels and ATMs remained fully operational, with 95% of the branch network open and equipped to provide safe services to customers in compliance with the recommendations of federal and local authorities as of the end of the year.

The extent to which the COVID-19 pandemic continues to impact our results will depend on the duration of the pandemic, the availability of vaccines and the level of continued disruption to Mexican, regional and global economic activity, which is impossible to predict at this time. See “Item 3.D Risk Factors —Risks Associated with Our Business—Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic” for more information.

Economic Environment

In 2018, the Mexican economy grew at an annual GDP growth rate of 2.1%, supported by resilient domestic consumption, a strong labor market, a dynamic exporting sector, and manufacturing growth in the U.S. During this period, the peso showed significant volatility but appreciated 0.05% against the U.S. dollar, in a context of highly volatile financial markets around the world and uncertainties about the economic policies to be followed by the incoming Mexican government. Inflation decreased to 4.8%, but remained above the 3% +/- 1% Mexican Central Bank range due to continued increases in fuel prices and the volatility of the peso. In response, monetary policy increased the target rate by 100 basis points.

Throughout recent years, the Mexican economy has grown at moderate but stable rates, despite a highly complex external environment. However, during 2019, the first year of the Andrés Manuel López Obrador Administration, economic activity in Mexico observed a generalized slowdown, resulting in a stagnant economy with a -0.3% growth rate. During 2019 all engines of growth (consumption, investment, public expenditure and productivity) decelerated due to both domestic factors including the halt in the construction of Mexico City’s new international airport, a slowdown in public expenditure, uncertainty regarding energy sector policies, among others, and external factors, including trade and geopolitical tensions, uncertainty around the USMCA ratification, among others. Due to the slowdown in economic activity, a decrease in inflation and the Federal Reserve’s monetary stance, during 2019 the Mexican Central Bank decreased the target interest rate by 100 basis points to a level of 7.25%. During this period, the peso showed significant volatility in a context of highly volatile financial markets around the world; however, it appreciated 4.02% against the U.S. dollar as of the end of the year.

In 2020, the Mexican economy contracted at an annual rate of 8.5%, mainly due to the impact of the COVID-19 pandemic, and the lack of a robust public policy response to mitigate its effects on the economy. In response to the sharp decrease of activity and to reductions in rates in other economies, the Mexican Central Bank decreased the target interest rate by 300 basis points to a level of 4.25%. In this context, the peso showed significant volatility resulting in a depreciation of 5.6% against the U.S. dollar as of the end of the year.

Effects of Changes in Interest Rates

During 2016, the Mexican Central Bank increased the target rate by 250 basis points closing the year at a level of 5.75%. During 2017, the Mexican Central Bank increased the target rate by 150 basis points closing at a level of 7.25%. In 2018, the Mexican Central Bank increased rates again by 100 points closing at a level of 8.25%. In 2019, the Mexican Central Bank decreased rates by 100 points, closing at a level of 7.25%. In 2020, the Mexican Central Bank decreased rates by 300 points, closing at a level of 4.25%.

Interest rates affect both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio strategies (which are comprised mainly by Mexican sovereign bonds, in addition to interest rate swaps) are designed to protect our Net Interest Margin against changes in the interest rates. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been below 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. For further detail, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

The following is a description of certain critical accounting policies on which our financial condition and results are dependent. The critical accounting policies generally involve complex quantitative analyses or are based on subjective judgments or assumptions. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances.

The COVID-19 pandemic resulted in the application of further judgment due to the evolving nature of the pandemic and the limited recent experience of the economic and financial impacts of such event. The COVID-19 pandemic also affected the assumptions and estimation uncertainty associated with the measurement of assets and liabilities. Additional disclosures are incorporated in the notes to the audited financial statements included elsewhere in this Report in order to help users of financial statements understand the judgments applied in its preparation considering the COVID-19 pandemic environment.

Although the actual results may differ, we believe that the estimates, assumptions and judgments utilized in preparing the audited financial statements and related disclosures were appropriate under the circumstances.

Use of critical estimates

To update the estimates, we have considered that since March 2020, COVID-19 has spread to many countries, including Mexico. While there has been a worsening of the macroeconomic outlook to date, the extent to which COVID-19 pandemic will ultimately affect our results will depend on future developments, including actions to contain or treat the disease and mitigate its impact in the Mexican economy, which generate uncertainties in our estimates. For this reason, we have assessed the current situation according to the best information available, then developing the potential impacts of COVID-19 pandemic on the estimates made during the year.

For a full description of our accounting policies, see Notes 1.c and 2 to our audited financial statements included elsewhere in this Report.

Fair value measurements and disclosures of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, liquid and deep market (quoted price or market price). Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

When there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would consider those characteristics when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the audited financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, and measurements that have some similarities to fair value but are not fair value, such as value in use defined in the International Accounting Standard (IAS) 36 Impairment of Assets.

When there is no market price available for an identical instrument, we measure fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The availability of observable prices or inputs varies by product and market, and may change over time. Our level of judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of judgment required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

In making appropriate valuation adjustments, we follow methodologies, which consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

The pressures observed in the financial markets during 2020 did not have a significant impact in terms of valuation of levels of our portfolios, considering the typology of our products, the low complexity of our portfolios, the decrease in volatility and credit spreads in the second half of 2020 and the observability of the price sources used.

As of December 31, 2020, no significant reduction exists in observables prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for our portfolios, there have been no significant reclassifications between levels. We continue to monitor the evolution of the financial markets, their liquidity and the observability conditions of the valuation inputs in order to apply our criteria established for the levelling of assets and liabilities measured at fair value.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 according to IFRS 13 Fair Value Measurement based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;
●	Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and
●	Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

See Note 2.d.iii to our audited financial statements included elsewhere in this Report for further information on categorization of fair value measurements into levels.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and advances to customers, debt instruments, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 45.d; to our audited financial statements included elsewhere in this Report. Generally, there is no trading activity in these instruments and the fair value determination therefore requires significant judgment from our management.

Allowance for impairment losses and provisions for off-balance sheet risk

From January 1, 2018, we assess on a forward-looking basis the expected credit losses associated with our financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. We consider a financial asset to have experienced a significant increase in credit risk, since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined, that a significant change in credit risk has occurred, the expected credit losses are re-evaluated and the credit losses are quantified.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect our results, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, Probability of Default, Loss Given Default and segmentation of loans in groups with similar credit risk characteristics, etc.).

Many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts with different perspectives and views on the depth and duration of the COVID-19 pandemic.

Consequently, we analyze expected credit losses under IFRS 9 based on three types of elements:

1.Continuous monitoring of customers

Monitoring the credit quality of customers may be more complex in the current circumstances due to the absence of certain contractual payments on transactions subject to the Skip Payments program. To this end, and in addition to the application of internal customer monitoring policies, all available information should be used, such as payment capacity, customer’s financial information, credit bureaus, behavioral scores, among others.

2.Forward-looking vision

As indicated by the IASB, macroeconomic uncertainty makes the usual application of IFRS 9 expected loss calculation models difficult, but does not exempt the incorporation of the prospective feature contained in

IFRS 9. To this end, regulators and supervisors have recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts.

We use macroeconomic scenarios in our strategic and budgetary processes. For the purposes of measuring expected credit losses under IFRS 9, in accordance with the regulatory recommendations, the long-run view consistent with these scenarios was used. This long-run vision is generated through a stable long-term perspective, reflecting the structural impairment caused by the COVID-19 pandemic.

3.Additional elements

Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the COVID-19 pandemic, if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of customers cannot be identified individually.

The impact of the COVID-19 pandemic has increased the uncertainty around expected credit losses impairment calculations and has required additional judgments, especially as it is not directly comparable with any recent similar events and the impact depends mainly on government measures as much as the spread of the virus. The key additional judgments arising from the impact of COVID-19 pandemic mainly consider the review and update of macroeconomic scenarios and assumptions, weights of the scenarios, enlarged uncertainty around forward-looking economic information and the use of top-down post-model adjustments or overlays to embed in the expected credit losses, risks not yet fully captured by the impairment methodology.

In terms of classification of customers (staging), we have maintained the criteria and thresholds for classification during the COVID-19 pandemic, incorporating the regulatory interpretations in the classification of customers that took advantage of the Skip Payments program. In this way, Skip Payments program is not considered as an automatic indicator for identifying these contractual changes as forbearances or classifying them in stage 2 under IFRS 9. However, this does not exempt the rigorous application of IFRS 9 in the monitoring of costumer’s credit quality and in the timely detection of significant increases in credit risk in certain transactions or groups of transactions.

We use the concept of expected credit loss methodology according to IFRS 9 to quantify the credit losses as further described in Note 2.g to our audited financial statements included elsewhere in this Report.

As such, the actual amount of the future cash flows and their timing may differ from the estimates we used and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

Given the level of uncertainty and the sensitivity of judgments and estimates, additional disclosures of the key assumptions used and judgments made in estimating expected credit losses, as well as the impact of any relief measures, are described in the notes to the audited financial statements included elsewhere in this Report.

Further details about expected credit loss measurement considerations related to COVID-19 pandemic are given in Note 2.g. to our audited financial statements included elsewhere in this Report.

Deferred tax assets

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

We have reassessed our ability to generate future taxable income in relation to the recoverability of deferred tax assets recognized in the consolidated balance sheet in light of the COVID-19 pandemic, which introduced new uncertainties, that we have considered in our analysis of the recoverability of deferred tax assets, such as relief measures contained in the Skip Payments program, depth, severity and duration of the COVID-19 pandemic, and effectiveness of vaccination program. In determining the amount of deferred tax assets to be recognized, we used updated expectations and estimates on projections of future events and trends, which may affect the audited financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

We consider that the recovery period of these assets would not be affected and that it is not necessary to adjust the deferred tax assets recognized based on the results of the analyses performed.

We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant judgment and the underlying assumptions used in the estimate can change from period to period (for example, our future projected operating performance).

Goodwill and business combinations

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

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

Impairment of goodwill

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication, although there is still high uncertainty about how the COVID-19 pandemic is going to affect the economy, we concluded that as of December 31, 2020 there are not impairment indications.

The impairment test in respect of goodwill allocated to each CGU is performed annually. Having considered the impact of the COVID-19 pandemic, an interim impairment test was performed at September 30, 2020. We did not recognized any impairment losses on goodwill as such date.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires estimating the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

The estimated future cash flows are based on updated financial budgets and business plans that reflect the most recent developments, such as the economic impacts of the COVID-19 pandemic on unemployment, GDP, interest rates and inflation.

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

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Defined benefit plans

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

We determine the appropriate discount rate at the end of each year. This interest rate should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The defined benefit obligation is discounted at a rate set by reference to market yields on Mexican government bonds at the end of the reporting period.

The COVID-19 pandemic did not have a significant impact on actuarial assumptions, which are considered a key source for the re-measurement of the defined benefit obligation. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the ‘net defined benefit pension plan deficit’ recognized in the consolidated balance sheet.

Provisions and contingent liabilities

Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of cash or other economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If an outflow is not probable, the item is treated as a contingent liability.

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

We estimate and provide for probable losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the final liabilities may ultimately be materially different. Actual losses may differ materially from recognized amounts.

Our management, after its analysis, has concluded that there have been no significant changes in the estimates made at the end of the 2019 in relation to the probability of the obligations that the Bank has to meet as of December 31, 2020 due to the situation produced by COVID-19 pandemic.

Lease term and discount rate for leases

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

To determine the incremental borrowing rate, we apply the Cross Section methodology, which consists of estimating our credit spread based on the Credit Default Swaps information available from different entities. Under the Cross Section methodology, the following factors are considered to obtain the credit spread:

●	Economic sector,
●	Geographical area,
●	Rating, and

An assumption to represent that at least one factor described above, match with the factors related to us.

Application of New and Revised IFRS

In 2020, we applied new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2020. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements.

For further details on new accounting rules under IFRS adopted in 2020, see Note 1.b to our audited financial statements included elsewhere in this Report.

A.  Operating Results

The following discussion of our financial condition and results should be read in conjunction with our audited financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

In this section, we discuss the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019. For a discussion of the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” and “Item 5. – A. Operating Results – Results of Operations by Segment for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019, which are included in our Annual Report on Form 20-F for the year ended December 31, 2019.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents our consolidated results for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

	For the year ended December 31,
	2019		2020		2020		2020/2019
					(Millions of U.S.
	(Millions of pesos)				dollars)(1)		(% Change)
Interest income	Ps.	108,846	Ps.	103,977	U.S.$	5,223	(4.47)%
Interest income from financial assets at fair value through profit or loss		15,384		12,008		603	(21.94)%
Interest expenses and similar charges		(58,074)		(50,175)		(2,520)	(13.60)%
Net Interest Income		66,156		65,810		3,306	(0.52)%
Dividend income		235		246		12	4.68%
Income from entities accounted for using the equity method		—		178		9	100.00%
Fee and commission income (net)		16,424		17,023		855	3.65%
Gains/(losses) on financial assets and liabilities (net)		2,854		5,984		301	109.67%
Exchange differences (net)		—		19		1	100.00%
Other operating income		1,553		1,651		83	6.31%
Other operating expenses		(5,145)		(5,213)		(262)	1.32%
Total Income		82,077		85,698		4,305	4.41%
Administrative expenses:		(29,258)		(30,135)		(1,514)	3.00%
Personnel expenses		(15,428)		(14,876)		(747)	(3.58)%
Other general administrative expenses		(13,830)		(15,259)		(766)	10.33%
Depreciation and amortization		(5,222)		(5,743)		(288)	9.98%
Impairment losses on financial assets not at fair value through profit or loss (net):		(19,220)		(23,542)		(1,095)	22.49%
Financial assets at amortized cost		(19,220)		(21,731)		(1,092)	13.06%
Financial assets at fair value through other comprehensive income		—		(68)		(3)	100.00%
Gains/(losses) on modification of financial assets (net)		—		(1,743)		(88)	100.00%
Impairment losses on other assets (net):		(370)		(119)		(6)	(67.84)%
Non-current assets held for sale		(370)		(119)		(6)	(67.84)%
Provisions (net)(2)		(775)		(974)		(49)	25.68%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		16		6		—	(62.50)%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		42		9		1	(78.57)%
Operating Profit Before Tax		27,290		25,200		(1,266)	(7.66)%
Income tax		(6,909)		(6,226)		(313)	(9.89)%
Profit for the year	Ps.	20,381	Ps.	18,974	U.S.$	953	(6.90)%
Profit attributable to the Parent		20,381		18,974		953	(6.90)%
Profit attributable to non-controlling interests		—		—		—	0.00%
(1)	Results for the year ended December 31, 2020 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.9087 per U.S.$1.00 as calculated on December 31, 2020 and reported by the Mexican Central Bank in the Federal Official Gazette on January 4, 2021 as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.
(2)	Mainly provisions for off-balance sheet risk and tax and legal matters.

Summary

In 2020 net profit amounted to Ps.18,974 million, representing a 6.9% or Ps.1,407 million decrease over the Ps.20,381 million generated in 2019.

This result reflects mainly:

●	a Ps.2,579 million, or 13.4%, increase in impairment losses on financial assets (net), principally due to increases in the allowance for impairment losses in our commercial, financial and industrial loan portfolio and consumer (including credit card) loan portfolio; these impairment losses were mostly due to the recognition of post-model adjustments or overlays of Ps.1,458 million, since the IFRS 9 expected credit loss model did not capture the effects of the COVID-19 pandemic (see Note 11.d to our audited financial statements included elsewhere in this Report for further detail of the post-model adjustments or overlays recognized within the allowance for impairment losses);
●	Ps.1,743 million of losses on modification of financial assets according to IFRS 9 due to the modification of loans incorporated in the Skip Payments program in the context of COVID-19 pandemic;
●	a Ps.877 million, or 3.0%, increase in administrative expenses, due primarily to an increase in information technology and system expenses, as well as to increases in administrative expenses, taxes other than income tax, stationery and supplies expenses and maintenance, and conservation and repair, which were partly offset by decreases in wages and salaries, other expenses, travel costs, advertising and communication expenses, and operating costs;
●	a Ps.521 million, or 10.0%, increase in depreciation and amortization due to costs related to our strategic initiatives to enhance our operating infrastructure and drive digitalization;
●	a Ps.346 million, or 0.5%, decrease in net interest income, reflecting lower interest rates along with lower balances within high margin segments of the loan portfolio; and
●	a Ps.199 million, or 25.7%, increase in provisions (net) due to greater requirements for provisions for tax and legal matters and pensions and similar obligations, partly offset by a decrease in provisions for off-balance sheet risk.

The decrease in net profit was partially offset by:

●	a Ps.3,130 million, or 109.7%, increase in gains on financial assets and liabilities (net), mainly resulting from heightened market volatility during 2020 mainly in financial derivatives and the one-off sale of certain securities, in order to strengthen our liquidity position;
●	a Ps.683 million, or 9.9%, decrease in income tax that resulted in an effective tax rate of 24.71% in the year as compared to that of 25.32% in 2019;
●	a Ps.599 million, or 3.6%, increase in income from fees and commissions (net) mainly resulting from increases in debit and credit card fees, insurance fees, service charges on deposit accounts, collection and payment services and administration and custody fees, partially offset by an increase in other commissions and fees payable;
●	a Ps.251 million, or 67.8%, decrease in impairment losses on other assets (net) due to a decrease in the recognition of impairment losses of foreclosed assets; and
●	an Ps.178 million, increase in income from entities accounted for using the equity method due to the recognition of the equity method in associated entities (Elavon Mexico).

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.88,503 million, or 76.3%, of our total interest in 2020, with the remaining interest income of Ps.27,482 million consisting of interest from investments in debt instruments, hedging operations, cash and balances with the Mexican Central Bank and other interest income. Interest income decreased by Ps.8,245 million, or 6.6%, in 2020 compared to that of 2019.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2020, interest expense on customer deposits was Ps.28,235 million, representing 56.3% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements related to Mexican government securities with non-financial institution customers amounted to Ps.16,945 million, Ps.9,043 million and Ps.2,247 million, respectively, in 2020, representing 33.8%, 18.0% and 4.5% of our total interest expenses and similar charges for the period, respectively. In addition, interest expense on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.12,400 million, representing 24.7% of our total interest expense in 2020, while interest expense on subordinated debentures was Ps.1,767 million, representing 3.5% of our total interest expense in 2020. Finally, interest expense on marketable debt securities and other financial liabilities, other interest expenses, other liabilities and interest expenses on hedging operations were Ps.5,756 million, Ps.1,121 million, Ps.703 million and Ps.193 million, respectively and represented 11.5%, 2.2%, 1.4% and 0.4%, of our total interest expense, respectively, in 2020. Interest expenses and similar charges decreased by Ps.7,899 million, or 13.6%, in 2020 compared to that of 2019.

Our net interest income in 2020 was Ps.65,810 million, a Ps.346 million, or 0.5% decrease from Ps.66,156 million in 2019. This decrease was mainly due to a lower average interest rate of 8.15% in 2020 as compared to 10.47% in 2019, combined with an increase of 19.8% in average total interest-earning assets. This decrease was partly offset by a decrease in our interest expenses, mainly due to a decrease in the average interest rate on interest-bearing liabilities from 5.50% in 2019 to 3.97% in 2020. We continue attracting retail deposits, reflecting our focus on driving profitability with a higher reliance in retail deposits.

The following table sets forth the components of our interest income and interest expenses and similar charges, for 2019 and 2020.

	For the year ended December 31,
	2019		2020		2019/2020
	(Millions of pesos)				(% Change)
Interest income
Cash and balances with the Mexican Central Bank	Ps.	2,456	Ps.	1,951	(20.56)%
Loans and advances to credit institutions		9,145		3,409	(62.72)%
Loans and advances to customers—excluding credit cards		75,820		69,943	(7.75)%
Loans and advances to customers—credit cards		15,816		15,151	(4.20)%
Debt instruments		17,261		22,850	32.38%
Income from hedging operations		3,541		2,432	(31.32)%
Other interest income		191		249	30.37%
Total	Ps.	124,230	Ps.	115,985	(6.64)%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(9,041)	Ps.	(12,400)	37.15%
Customer deposits—Demand accounts		(12,260)		(9,043)	(26.24)%
Customer deposits—Time deposits		(17,033)		(16,945)	(0.52)%
Customer deposits—Repurchase agreements		(5,743)		(2,247)	(60.87)%
Subordinated debentures		(1,597)		(1,767)	10.64%
Marketable debt securities and other financial liabilities		(5,398)		(5,756)	6.63%
Other liabilities		(6,365)		(703)	(88.96)%
Expenses from hedging operations		(222)		(193)	(13.06)%
Other interest expenses		(415)		(1,121)	170.12%
Total	Ps.	(58,074)	Ps.	(50,175)	(13.60)%
Net interest income	Ps.	66,156	Ps.	65,810	(0.52)%

The following table sets forth the components of our average loans and advances to customers for 2019 and 2020.

	As of December 31,
	2019		2020		2019/2020
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	454,548	Ps.	451,946	(0.57)%
Mortgage		144,792		195,737	35.18%
Installment loans to individuals		113,684		112,870	(0.72)%
Revolving consumer credit card loans		57,538		55,513	(3.52)%
Non-revolving consumer loans		56,146		57,357	2.16%
Total	Ps.	713,024	Ps.	760,553	6.67%

In 2020, average total interest-earning assets amounted to Ps.1,422,697 million, representing a 19.8%, or Ps.235,621 million increase from Ps.1,187,076 million in 2019. This growth was mainly due to: (i) an increase in the average balance of debt instruments of 58.7%, or Ps.161,530 million, which went from Ps.275,291 in 2019 to Ps.436,821 million in 2020; (ii) an increase in the average volume of loans and advances to customers excluding credit cards of 7.6%, or Ps.49,556 million, which went from Ps.655,486 million in 2019 to Ps.705,042 million in 2020; (iii) an increase in the average volume of loans and advances to credit institutions of 9.8%, or Ps.16,517 million, which went from Ps.168,769 million in 2019 to Ps.185,286 million in 2020; and (iv) an increase in the average volume of cash and balances with the Mexican Central Bank of 33.5%, or Ps.10,045 million, which went from Ps.29,992 million in 2019 to Ps.40,037 million in 2020. These increases were partially offset by a decrease in the average volume of loans and advances to credit card customers of 3.5%, or Ps.2,027 million, which went from Ps.57,538 million in 2019 to Ps.55,511 million in 2020.

Interest income from interest-earning assets decreased by Ps.8,245 million, or 6.6%, from Ps.124,230 million in 2019 to Ps.115,985 million in 2020, due primarily to a decrease in the average interest rate, which decreased 232 basis points from 10.47% in 2019 to 8.15% in 2020, combined with an increase of Ps.235,621 million, or 19.8% in the average total interest-earning assets, reflecting lower interest rates along with loan portfolio mix. The decrease in interest income on loans and advances to customers excluding credit card loans was driven primarily by a 165 basis points decrease in the average interest rate in 2020 compared to 2019, combined with an increase of Ps.49,556 million, or 7.6%, in average volume that was comprised of: (i) a Ps.2,602 million, or 0.6% decrease in average volume of our commercial, financial and industrial loans and a decrease in the average interest rate of 135 basis points, (ii) a decrease in the average interest rate of 44 basis points of our non-revolving consumer loan portfolio partially offset by an increase of Ps.1,211 million, or 2.2% in the average volume, and (ii) a decrease in the average interest rate of 242 basis points of our mortgage loan portfolio partially offset by an increase of Ps.50,945 million, or 35.2% in the average volume. Our mortgage loan portfolio continues to be affected by the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively, but continues showing robust growth, supported by the positive performance of our “Hipoteca Plus” product, accounting for 67% of total mortgage origination in the year. In addition, the digital onboarding platform for mortgages, “Hipoteca Online” continued to drive originations during the COVID-19 pandemic. Additionally, the decrease in the interest income on our revolving consumer credit card loan portfolio was mainly driven by a Ps.2,027 million decrease in the average volume of the credit card loan portfolio and a reduction in the average interest rate of 20 basis points, reflecting lower usage and balances, impacted by the COVID-19 pandemic. We saw a contraction in loan growth in 2020, mainly due to lower balances in our commercial, financial and industrial loan portfolio and credit card loan portfolio. Given the current economic environment, we continue focusing on more defensive segments, such as mortgages, payroll and auto loan portfolios.

Our strategic priorities remain focused on developing a stronger bank for the future, as we remain focused on our strategy of attracting retail customers and further enhancing the loyalty of active customers through cross-selling with initiatives to attract payrolls and collectives. Digitalization also remains a priority, and we continue investing in technology without neglecting cost control. This part of our strategy includes collaborating with fintechs and other tech companies to introduce faster and more convenient digital tools and functionalities that increase customer engagement and drive more transactions. Our goal is to improve customer service quality and increase satisfaction levels by leveraging both the new tools and methodologies, as well as, enhance operating processes to become the “number one bank” for our customers.

Average interest rates on interest-earning assets decreased by 232 basis points, from 10.47% in 2019 to 8.15% in 2020, which was mainly due to: (i) a 358 basis points decrease in the average interest rate on loans and advances to credit institutions, (ii) a 165 basis points decrease in the average interest rate on loans and advances to customers excluding credit card loans, and (iii) a 104 basis points decrease in the average interest rate on debt instruments. In 2020, the Mexican Central Bank decreased interest rates by 300 basis points, closing at a level of 4.25%.

Average interest rate on commercial, financial and industrial loans decreased by 135 basis points. This decrease was mainly driven by: (i) a 240 basis points decrease in the average interest rate of loans and advances to credit institutions, (ii) a 226 basis points decrease in the average interest rate of loans to middle-market corporations, (iii) a 218 basis points decrease in the average interest rate of repurchase agreements, and (iv) a 126 basis points decrease in the average interest rate of SMEs.

In addition, there was a decrease in the average loan volume in both the SME and Corporate and Investment Banking loan portfolios. The decrease in the SME average loan volume resulted from a weakening trend that preceded the COVID-19 pandemic. This trend was compounded by this segment being one of the most affected by the slower economic performance as a result of the COVID-19 pandemic. The decrease in our Santander Corporate and Investment Banking average loan volume was due to increased demand in March 2020 as companies took precautionary measures to bolster liquidity in the face of uncertainty surrounding the COVID-19 pandemic. As uncertainty lessened throughout the year, this demand normalized over time and led to an overall decrease in loan volumes in 2020.

As mentioned above, we saw a contraction in loan growth in 2020, mainly due to lower balances in our commercial, financial and industrial loan portfolio and credit card loan portfolio. Given the current economic environment, we continue to focus on more defensive segments, such as mortgages, payroll and auto loan portfolios. This resulted in an increase of Ps.50,945 million, or 35.2% in the average volume of our mortgage loan portfolio, and an increase of Ps.1,211 million, or 2.2% in the average volume of our non-revolving consumer loan portfolio.

Interest income from repurchase agreements decreased by Ps.944 million, from Ps.1,766 million in 2019 to Ps.822 million in 2019, due to the combined effect of a decrease of 218 basis points in the average interest rate, and a decrease of Ps.7,900 million in the average balance of our trading portfolio, from Ps.21,616 million in 2019 to Ps.13,716 million in 2020.

Interest income from debt instruments increased by Ps.5,589 million, from Ps.17,261 million in 2019 to Ps.22,850 million in 2020, or 32.4%, mainly explained by a Ps.161,530 million, or 58.7%, increase in the average balance of the portfolio, from Ps.275,291 million in 2019 to Ps.436,821 million in 2020, and partially offset by a 104 basis points decrease in the average interest rate.

Average total interest-bearing liabilities in 2020 were Ps.1,262,423 million, a Ps.206,067 million, or 19.5% increase from Ps.1,056,356 million in 2019. Interest expenses and similar charges decreased by Ps.7,899 million, or 13.6%, from Ps.58,074 million in 2019 to Ps.50,175 million in 2020. The main drivers of this decrease were: (i) a decrease of Ps.5,662 million, or 89.0% in interest expense on other liabilities, due primarily to a decrease in the average balance of Ps.67,761 million, together with a decrease in the average interest rate of 334 basis points from 7.53% in 2019 to 4.19% in 2020, (ii) a decrease of Ps.3,496 million, or 60.9% in interest expense on repurchase agreements, due primarily to a decrease in the average interest rate of 589 basis points, from 7.37% in 2019, to 1.48% in 2020, combined with an increase in the average balance of Ps.74,270 million, (iii) a decrease of Ps.3,217 million, or 26.2% in interest expense on demand deposits, due primarily to a decrease of 99 basis points in the average interest rate, from 2.93% in 2019 to 1.94% in 2020, together with an increase in the average balance of Ps.48,519 million, and (iv) a decrease of Ps.88 million, or 0.5% million in interest expense on time deposits, due mainly to a decrease of 23 basis points in the average interest rate, from 6.63% in 2019 to 6.40% in 2020, together with an increase in the average balance of Ps.7,707 million. These decreases were partially offset by: (i) an increase of Ps.3,359 million, or 37.2% in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to an increase of Ps.65,995 million in the average balance, partially offset by a decrease of 93 basis points in the average interest rate paid, from 7.69% in 2019 to 6.76% in 2020, (ii) an increase of Ps.358 million, or 6.6% in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average balance of Ps.63,407 million, partially offset by a decrease in the average interest rate of 298 basis points from 7.11% in 2019 to 4.13% in 2020, and (iii) an increase of Ps.170 million, or 10.6% in interest expense on subordinated debentures, due primarily to an increase in the average balance of Ps.13,942 million, partially offset by with a decrease in the average interest rate of 184 basis points from 6.36% in 2019 to 4.53% in 2020. Increases in retail deposits continue to reflect our focus on driving profitability with a higher reliance on retail deposits.

The negative effect of the decrease in our average yield on interest-earning assets was partially offset by a decrease in the average interest rate of our interest-bearing liabilities in 2020 compared to 2019. The combined effect of a decrease of 232 basis points in the average yield on our interest earning-assets together with a decrease of 153 basis points in the average cost of our interest bearing liabilities resulted in a decrease in the net interest spread of 78 basis points. Net interest income decreased by Ps.346 million, or 0.5%, due mainly to the decrease in the average interest rate of 232 basis points partially offset by with an increase in average volume of interest-earning assets of Ps.235,621 million, whereas the average cost of our interest bearing liabilities decreased 153 basis points partially offset by with an increase in average volume of interest bearing liabilities of Ps.206,067. During 2020, we saw an increase in retail deposits, as a result of our focus on driving profitability with a higher reliance on retail deposits. The interest rate paid on time deposits, which accounted for 33.8% of interest expense and similar charges, decreased from 6.63% in 2019 to 6.40% in 2020, while the interest rate paid on demand deposits, which accounted for 18.0% of interest expense and similar charges, decreased from 2.93% in 2019 to 1.94% in 2020.

Additionally, the interest rate on deposits in the Mexican Central Bank and credit institutions, which accounted for 24.7% of interest expense and similar charges, decreased from 7.69% in 2019 to 6.76% in 2020.

For additional information on interest income and interest expenses and similar charges, see Notes 33, 34 and 35 to our audited financial statements included elsewhere in this Report.

Net Fee and Commission Income

Our net fee and commission income consists mainly of commissions charged to customers for credit and debit card purchases, sales of insurance products, investment fund management fees, fees from collection and payment services and fees from financial advisory services.

Net fee and commission income in 2020 amounted to Ps.17,023 million, which represented a 3.6%, or Ps.599 million increase from Ps.16,424 million in 2019.

The following table presents a breakdown, by product, of our fee and commission income and expense for 2019 and 2020.

	For the Year Ended December 31,
	2019		2020		2019/2020
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	1,438	Ps.	2,588	79.97%
Credit and debit cards		8,757		7,667	(12.45)%
Insurance		5,038		5,300	5.20%
Collection and payment services		2,923		2,074	(29.05)%
Investment funds management		1,568		1,611	2.74%
Foreign currency transactions		1,287		1,380	7.23%
Checks and others		243		181	(25.51)%
Capital markets and securities activities		558		514	(7.89)%
Administration and custody		347		461	32.85%
Financial advisory services		1,207		1,179	(2.32)%
Other fees and commissions		952		801	(15.86)%
Total	Ps.	24,318	Ps.	23,756	(2.31)%
Fee and commission expense
Credit and debit cards	Ps.	(4,095)	Ps.	(2,741)	(33.06)%
Fund management		(1)		(1)	0.00%
Checks and others		(31)		(43)	38.71%
Capital markets and securities activities		(238)		(173)	(27.31)%
Correspondent services		(723)		(791)	9.41%
Collections and transactional services		(312)		(291)	(6.73)%
Financial advisory services		(6)		(5)	(16.67)%
Other fees and commissions		(2,488)		(2,688)	8.04%
Total	Ps.	(7,894)	Ps.	(6,733)	(14.71)%
Net fee and commission income	Ps.	16,424	Ps.	17,023	3.65%

Fee and commission income amounted to Ps.23,756 million in 2020, representing a 2.3%, or Ps.562 million decrease from Ps.24,318 million in 2019, mainly due to a decrease in fees and commissions from: (i) credit and debit cards of Ps.1,090 million, or 12.5%, from Ps.8,757 million in 2019 to Ps.7,667 million in 2020, (ii) collection and payment services of Ps.849 million, or 29%, from Ps.2,923 million in 2019 to Ps.2,074 million in 2020, (iii) other fees and commissions of Ps.151 million, or 15.9%, from Ps.952 million in 2019 to Ps.801 million in 2020, and (iv) capital markets and securities activities of Ps.44 million, or 7.9%, from Ps.558 million in 2019 to Ps.514 million in 2020. These decreases were partly offset by the following increases in fees and commissions from: (i) service charges on deposit accounts of Ps.1,150 million, or 79.97%, from Ps.1,438 million in 2019 to Ps.2,588 million in 2020, (ii) the sale of insurance products of Ps.262 million, or 5.2%, from Ps.5,038 million in 2019 to Ps.5,300 million in 2020, and (iii) foreign currency transactions of Ps.93 million, or 7.2%, from Ps.1,287 million in 2019 to Ps.1,380 million in 2020.

Fee and commission expense amounted to Ps.6,733 million in 2020, representing a Ps.1,161 million or 14.7% decrease from Ps.7,894 million in 2019, mainly due to a decrease in fees and commissions paid on credit and debit cards of Ps.1,354 million, or 33.1%, compared with 2019, due to lower costs paid to Visa and MasterCard and rewards owing to lower credit card transactions and usage and a decrease in fees and commissions paid on capital markets and securities activities of Ps.65 million, or 27.3%, compared with 2019, due to reduced business activity in debt and equity capital markets. These decreases were partly offset by a Ps.200 million, or 8.0%, increase in other fees and commissions paid.

Net fee and commission income amounted to Ps.17,023 million, representing a 3.6%, or Ps.599 million increase from Ps.16,424 million in 2019. The increase in net fees and commissions from credit and debit cards was driven by a recovery of usage levels at the end of 2020, which was supported with promotions and benefits offered to our customers during the holiday shopping season, after the drop in the second quarter of 2020, due to the confinement and social distancing meausures implemented by the government in an attempt to contain the spread and impact of COVID-19 pandemic. Net fees and commissions from the sale of insurance products reflected our strong cross-selling opportunities among our mortgage customers, along with the implementation of various commercial strategies, such as remote sales, development of new non-traditional channels, as well as the use of Data Intelligence in campaigns with personalized comprehensive offers for our customers.

For additional information on fee and commission income and fee and commission expenses, see Notes 37 and 38 to our audited financial statements included elsewhere in this Report.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities for 2019 and 2020.

	For the Year Ended December 31,
	2019		2020		2019/2020
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(431)	Ps.	2,338	(642.46)%
Debt instruments		1,183		8,427	612.34%
Interest rate derivatives		(1,614)		(6,089)	277.26%
Equity products		424		265	(37.50)%
Equity securities		(34)		(161)	373.53%
Equity derivatives		458		426	(6.99)%
Exchange rate products		2,948		3,252	10.31%
Foreign exchange securities		(432)		1,070	(347.69)%
Foreign exchange derivatives		3,380		2,182	(35.44)%
Commissions paid to brokers		(87)		129	(248.28)%
Total	Ps.	2,854	Ps.	5,984	109.67%

Gains on financial assets and liabilities (net) in 2020 amounted to Ps.5,984 million, an increase of Ps.3,130 million, or 109.7%, from a gain of Ps.2,854 million in 2019, mainly due to the market making activities of our Santander Corporate and Investment Banking segment with customers, where gains increased by Ps.1,964 million in 2020 compared to 2019 and proprietary trading activities, where gains increased by Ps.683 million in 2020 compared to 2019, mainly resulting from high market volatility and declining interest rates. During 2020, the Mexican Central Bank decreased the target interest rate by 300 basis points to a level of 4.25%.

The result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) A gain on interest rate products of Ps.2,769 million, from a loss of Ps.431 million in 2019 to a gain of Ps.2,338 million in 2020. This gain was mainly caused by an increase of Ps.7,244 million in debt instruments, from a gain of Ps.1,183 million in 2019 to a gain of Ps.8,427 million in 2020, related to the sale of certain securities in order to strengthen our liquidity position and generated non-recurring gains. This gain was partly offset by a Ps.4,475 million loss on interest rate derivatives, from a loss of Ps.1,614 million in 2019 to a loss of Ps.6,089 million in 2020, mainly resulting from losses on cross-currency swaps, partly offset by gains in interest rate swaps and interest rate caps and floors; and

(ii) An increase in gains on exchange rate products of Ps.304 million, or 10.3%, from a gain of Ps.2,948 million in 2019 to a gain of Ps.3,252 million in 2020. Gains from foreign exchange derivatives decreased by Ps.1,198 million, from Ps.3,380 million in 2019 to Ps.2,182 million in 2020 mainly due to a decrease of Ps.1,616 million in foreign exchange forwards and a decrease of Ps.710 million in X-Value Adjustment (XVA) hedge, partly offset by a gain in foreign exchange options of Ps.1,492 million. Gains on foreign exchange positions increased by Ps.1,502 million, from a loss of Ps.432 million in 2019 to a gain of Ps.1,070 million in 2020;

These increases were partially offset by a decrease in equity products of Ps.159 million, from a gain of Ps.424 million in 2019, to a gain of Ps.265 million in 2020, mainly explained by a Ps.161 million loss in equity securities in 2020, which compared to a Ps.34 million loss in 2019, and a gain of Ps.426 million on equity derivatives, against a gain of Ps.458 million in 2019. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 43,541.02 at the end of December 2019 and 44,066.88 at the end of December 2020, representing an increase of 1.2%. None of our transactions in equity derivatives in 2019 or 2020 are related to proprietary trading.

For additional information on gains/(losses) on financial assets and liabilities (net), see Note 39 to our audited financial statements included elsewhere in this Report.

Exchange Differences (Net)

Exchange differences (net) shows the gains or losses arising from the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates. During 2020, exchange differences (net) amounted to a gain of Ps.19 million, against Ps.0 in 2019.

Other Operating Income (Net)

Other operating income increased by Ps.98 million, or 6.3%, from Ps.1,553 million in 2019 to Ps.1,651 million in 2020.

Other operating expenses increased by Ps.68 million or 1.3%, from Ps.5,145 million in 2019 to Ps.5,213 million in 2020, mainly due to the increase of Ps.506 million, or 15.1%, in IPAB contributions, from Ps.3,353 million in 2019 to Ps.3,859 million in 2020, partly offset by a Ps.427 million, or 38.9%, in write-offs and bankruptcies, in particular as a result of higher frauds and cancellation of liabilities and reserves.

Other operating expense (net) decreased by Ps.30 million, or 0.8%, from Ps.3,592 million in 2019 to Ps.3,562 million in 2020 as a result of the foregoing.

For additional information on other operating income and other operating expenses, see Note 41 to our audited financial statements included elsewhere in this Report.

Administrative Expenses

Our administrative expenses consist of personnel and other general expenses. Our personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Our other general expenses mainly consist of: expenses related to information technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes other than income tax, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative expenses increased by Ps.877 million, or 3.0%, from Ps.29,258 million in 2019 to Ps.30,135 million in 2020, due primarily to an increase in information technology and system expenses, related to our investment plan to increase our flexibility and ability to serve customers through various digital channels and strengthen their loyalty at a time when social distancing was necessary. Administrative expenses also increased as a result of taxes other than income tax, stationery and supplies expenses and maintenance, conservation and repair also contributed to the increase, which were partly offset by decreases in wages and salaries, other expenses, travel costs, advertising and communication expenses and operating costs.

The following table sets forth administrative expenses for 2019 and 2020, by type.

	For the Year Ended December 31,
	2019		2020		2019/2020
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(15,428)	Ps.	(14,876)	(3.58)%
Other general expenses		(13,830)		(15,259)	10.33%
Administrative services		(1,737)		(2,202)	26.77%
Taxes other than income tax		(2,037)		(2,270)	11.44%
Surveillance and cash courier services		(1,248)		(1,263)	1.20%
Advertising and communication		(965)		(809)	(16.17)%
Maintenance, conservation and repair		(738)		(825)	11.79%
Rents		(653)		(683)	4.59%
Information technology and systems		(3,851)		(5,344)	38.77%
Stationery and supplies		(150)		(325)	116.7%
Insurance premiums		(95)		(114)	20.00%
Credit cards		(209)		(172)	(17.70)%
Travel costs		(325)		(71)	(78.15)%
Operating costs		(540)		(401)	(25.74)%
Other		(1,282)		(780)	(39.16)%
Total administrative expenses	Ps.	(29,258)	Ps.	(30,135)	3.00%

Our personnel expenses decreased by Ps.552 million, or 3.6%, from Ps.15,428 million in 2019 to Ps.14,876 million in 2020, primarily because of a decrease of 24.0% in bonuses, while wages and salaries remained flat, partly offset by an increase of 8.6% in other staff costs. Other staff costs include personnel benefits such as medical expenses, social security costs and pension plans. The decreases were due to our efforts to control personnel costs, including reserves for variable compensation.

The decrease in personnel expenses resulted from a decrease of Ps.297 million, or 2.3%, in retail banking, from Ps.13,237 million in 2019 to Ps.12,940 million in 2020; a decrease of Ps.261 million, or 13.6%, in our Santander Corporate and Investment Banking segment. These decreases were partly offset by an increase of Ps.7 million, or 2.6%, in our corporate activities. The decrease in retail banking was due to a decrease of Ps.764 million, or 23.0% in bonuses, from Ps.3,322 million in 2019 to Ps.2,558 million in 2020. This decrease was partly offset by an increase of Ps.345 million, or 10.6% in other staff costs, from Ps.3,249 million in 2019 to Ps.3,594 million in 2020 and an increase of Ps.121 million, or 1.8%, in salaries, from Ps.6,667 million in 2019 to Ps.6,788 million in 2020.

Other general expenses increased by Ps.1,429 million, or 50.6%, from Ps.13,830 million in 2019 to Ps.15,259 million in 2020, mainly due to an increase of Ps.1,493 million, or 38.8%, in information technology and system expenses, mainly due to migration to cloud technology, ATM software and cybersecurity tools. In addition, administrative expenses increased by Ps.465 million, or 26.8%, taxes other than income tax increased by Ps.233 million, or 11.4%, expenses related to stationery supplies increased by Ps.175 million, or 116.7% and maintenance, conservation and repair expenses increased by Ps.87 million, or 11.8%. These increases were partly offset by decreases of Ps.502 million, or 39.2% in other expenses, Ps.254 million, or 78.2% in expenses of travel costs, Ps.156 million, or 16.2% in advertising and communication expenses and Ps.139 million, or 25.7% in operating costs. The 78.2% reduction in expenses of travel costs is mainly due to the decrease in travel by employees due to the COVID-19 pandemic.

For additional information on personnel expenses and other general administrative expenses, see Notes 42 and 43 to our audited financial statements included elsewhere in this Report.

Impairment Losses on Financial Assets (Net)

Our impairment losses on financial assets (net) increased by Ps.2,579 million, or 13.4%, from Ps.19,220 million in 2019 to Ps.21,799 million in 2020, mainly reflecting an increase in impairment losses on financial assets (net) of: (i) Ps.1,471 million in our commercial, financial and industrial loan portfolio, (ii) Ps.560 million in our non-revolving consumer loan portfolio, (iii) Ps.413 million in our mortgage portfolio, and (iv) Ps.402 million in our revolving consumer credit card loan portfolio. These increases were partly offset by a decrease of Ps.335 million on expenses paid to recovery agencies. The increase in impairment losses on financial assets was mostly due to the recognition of post-model adjustments or overlays of Ps.1,458 million, which the IFRS 9 expected credit loss model did not capture the effects of the COVID-19 pandemic. The post-model adjustments or overlays, were composed principally of Ps.1,130 million for commercial, financial and industrial loans and Ps.340 million for revolving consumer credit card loans.

For additional information on impairment losses on financial assets, see Note 11 to our audited financial statements included elsewhere in this Report.

Non-performing loans totaled Ps.21,909 million as of December 31, 2020, an increase of Ps.3,957 million, or 22.0%, as compared to Ps.17,952 million as of December 31, 2019, due to increases in non-performing loans in our mortgage loan portfolio, our non-revolving consumer loan portfolio, our revolving consumer credit card loan portfolio and our commercial, financial and industrial loan portfolio of Ps.1,448 million, Ps.968 million, Ps.826 million and Ps.715 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, increased from 2.48% as of December 31, 2019 to 3.07% as of December 31, 2020. The grace period under Skip Payments program as well as our program for corporate clients ended mainly in August 2020. As a result of the expiration of the grace period, we saw an increase in non-performing loans in the fourth quarter of 2020, in particular among individuals and SMEs, with approximately 9% of participating loans having missed their first payments following the grace period.

The increase in non-performing loans in our revolving consumer credit card loan portfolio was mainly due to the aforementioned effect of the Skip Payments program and the economic impacts of the COVID-19 pandemic. This resulted in a NPL ratio for our revolving consumer credit card loan portfolio of 4.73% as of December 31, 2020, that increased from the 2.89% reported as of December 31, 2019, while the non-performing loan ratio in our consumer loan portfolio stood at 4.79% as of December 31, 2020, which compares with the 3.45% reported as of December 31, 2019.

Finally, the non-performing loan ratio in our mortgage loan portfolio as of December 31, 2020 stood at 5.54% an increase from 5.38% in December 31, 2019 and the non-performing loan portfolio in our commercial, financial and industrial loan portfolio as of December 31, 2020 stood at 1.89% an increase from 1.53% in December 31, 2019.

The following table shows the ratio of our non-performing loans to total computable credit risk and our coverage ratio as of December 31, 2019 and 2020.

	As of December 31,
	2019		2020
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	804,684	Ps.	796,628
Non-performing loans(4)		17,952		21,909
Written-off loans		21,154		21,590
Allowance for impairment losses(5)		21,970		25,551
Ratios
Non-performing loans to computable credit risk		2.23%		2.75%
Non-performing loans coverage ratio(2)		122.38%		116.62%
Written-off loans coverage ratio(3)		2.63%		2.71%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.83,645 million and guarantees and documentary credits amounting to Ps.712,983 million. When guarantees or documentary credits are contracted, we recognized them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.
(2)	Allowance for impairment losses as a percentage of non-performing loans.
(3)	Written-off loans as percentage of computable credit risk.
(4)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(5)	Amounts prepared in accordance with IFRS 9.

The following table shows our non-performing loans by type of loan as of December 31, 2019 and 2020:

	As of December 31,
	2019		2020(1)		2019/2020
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	5,815	Ps.	6,530	12.30%
Mortgage		8,399		9,847	17.24%
Installment loans to individuals		3,738		5,532	47.99%
Revolving consumer credit card loans		1,717		2,543	48.11%
Non-revolving consumer loans		2,021		2,989	47.90%
Total	Ps.	17,952	Ps.	21,909	22.04%

(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio increased by 29.0% to Ps.6,551 million in 2020 from Ps.5,080 million in 2019. The increase in impairment losses in this portfolio in 2020 was mostly due to the recognition of Ps.1,130 million of post-model adjustments or overlays due to the effects of the COVID-19 pandemic.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2020 represented 29.8% of our total non-performing loans, increased by Ps.715 million, or 12.3%, from December 31, 2019 to December 31, 2020, reflecting the effect of the expiration of the grace period under Skip Payments program as well as our program for corporate clients. Our NPL ratio with respect to commercial, financial and industrial loans increased from 1.53% as of December 31, 2019 to 1.89% as of December 31, 2020.

Mortgage loans

Our impairment losses in our mortgage loan portfolio increased by 48.6% to Ps.1,262 million in 2020 from Ps.849 million in 2019. The increase in impairment losses in our mortgage portfolio in 2020 was mainly due to higher provisions that accompany the growth of 13.7% in this portfolio, which was the highest rate of growth of the entire portfolio.

Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2020 represented 44.9% of our total non-performing loans, increased by Ps.1,448 million, or 17.2% from December 31, 2019 to December 31, 2020, resulting in a ratio of 5.54%, as compared to 5.38% in 2019. The increase in non-performing in our mortgage portfolio in 2020 is mainly a result of a lower base during

2019 as compared to 2020, as a result of non-performing loans (run-off and floating-rate loans) which were sold in the first quarter of 2019.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by 7.9% to Ps.13,132 million in 2020 from Ps.12,170 million in 2019.

Impairment losses in our non-revolving consumer loan portfolio increased by 10.3% to Ps.6,002 million from Ps.5,442 million in 2019, while impairment losses in our revolving consumer credit card portfolio increased by 6.0% to Ps.7,130 from Ps.6,728 million in 2019.

Non-performing loans in our installment loans to individuals portfolio, which as of December 31, 2020 represented 25.2% of our total non-performing loans, increased Ps.1,793 million, or 48.0%, from December 31, 2019 to December 31, 2020. This volume was related to increases of non-performing loans in our non-revolving consumer loan portfolio of Ps.968 million and non-performing loans in our revolving credit card loan portfolio of Ps.826 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 3.45% as of December 31, 2019 to 4.79% as of December 31, 2020, while our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio increased from 2.89% as of December 31, 2019 to 4.73% as of December 31, 2020, reflecting the ended of the grace period under Skip Payments program.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	(Percentages)
Commercial, financial and industrial	140.14%	136.32%
Mortgage	39.48%	41.41%
Installment loans to individuals	280.98%	227.24%
Revolving consumer credit card loans	307.33%	249.71%
Non-revolving consumer loans	258.58%	208.13%
Total	122.38%	116.62%

The non-performing loan coverage ratio decreased from 122.38% to 116.62%, mainly reflecting an increase in impairment losses, combined with an increase in impaired assets in the overall loan portfolio, mostly due the recognition of post-model adjustments or overlays of Ps.1,458 million, which the IFRS 9 expected credit loss model did not reflect the effects of the COVID-19 pandemic and reflecting the expiration of the grace period under Skip Payments program as well as our program for corporate clients.

The non-performing loan coverage ratio of our commercial loan portfolio decreased from 140.14% in 2019 to 136.32% in 2020, mainly due to the combined effect of higher impairment losses during 2020 and higher credit-impaired assets.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans decreased from 258.58% in 2019 to 208.13% in 2020, reflecting a 47.9% increase in credit-impaired assets and an 19.0% increase in impairment losses.

Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans decreased from 307.33% to 249.71%, reflecting a 48.1% increase in credit-impaired assets and a 20.3% increase in impairment losses.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 41.41%, increasing from 39.48% in 2019, reflecting a 17.2% increase in impaired assets and a 22.9% increase in impairment losses.

Provisions (Net)

Our provisions consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions in 2020 registered a net loss of Ps.974 million, which compares to a net loss of Ps.775 million in 2019 reflecting a Ps.199 million increase. This variation to provisions mainly resulted from greater requirements for provisions for tax and legal matters and pensions and similar obligations, partly offset by a decrease in provisions for off-balance sheet risk.

For additional information on provisions, see Note 24 to our audited financial statements included elsewhere in this Report.

Income Tax

Income tax in 2020 was Ps.6,226 million, a Ps.683 million, or 9.9% decrease from Ps.6,909 million in 2019.

Our effective tax rates in 2019 and 2020 were 25.32% and 24.71%, respectively. The variation in income tax paid is primarily explained by the decrease in income before taxes in 2020 as compared to 2019 and by higher inflation in relation to the previous period, which represented a higher tax deduction for inflation. Our effective tax rate decreased 61 basis points in 2020 compared to 2019.

For additional information on tax matters, see Note 26 to our audited financial statements included elsewhere in this Report.

Results by Segment for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents an overview of certain consolidated income statement data for each of our segments for 2019 and 2020.

	Retail Banking(1)				Corporate and Investment Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2019		2020		2019		2020		2019		2020
	(Millions of pesos)
Net interest income	Ps.	59,008	Ps.	61,444	Ps.	6,638	Ps.	5,605	Ps.	510	Ps.	(1,239)
Dividend income		—		—		44		39		191		207
Income from entities accounted for using the equity method		—		—		—		—		—		178
Fee and commission income (expenses) (net)		15,014		15,551		1,596		1,668		(186)		(196)
Gains/(losses) on financial assets and liabilities and exchange differences (net)		1,155		1,421		1,417		3,888		282		694
Other operating income (expenses) (net)		(2,389)		(2,695)		(690)		(714)		(513)		(153)
Total income	Ps.	72,788	Ps.	75,721	Ps.	9,005	Ps.	10,486	Ps.	284	Ps.	(509)
Administrative expenses		(25,064)		(25,649)		(3,604)		(3,830)		(590)		(656)
Depreciation and amortization		(4,827)		(5,339)		(381)		(376)		(14)		(28)
Impairment losses on financial assets not at fair value through profit or loss (net)		(18,986)		(20,704)		(234)		(1,027)		—		—
Financial assets at fair value through other comprehensive income		—		(68)		—		—		—		—
Gains/(losses) on modification of financial assets (net)		—		(1,743)		—		—		—		—
Impairment losses on other assets (net)		(370)		(119)		—		—		—		—
Provisions (net)		(165)		(143)		(1)		(10)		(609)		(821)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		16		6
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		42		9
Operating profit before tax	Ps.	23,376	Ps.	21,956	Ps.	4,785	Ps.	5,243	Ps.	(871)	Ps.	(1,999)
(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions.
(2)	The Corporate and Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate and Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.
(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management area, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management area also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2019 and 2020.

	Retail Banking				Corporate and Investment Banking				Corporate Activities
	As of December 31,
	2019		2020		2019		2020		2019		2020
	(Millions of pesos)
Cash and balances with the Central Bank	Ps.	49,612	Ps.	44,878	Ps.	12,783	Ps.	23,328	Ps.	2,812	Ps.	2,847
Financial assets at fair value through profit or loss		—		—		268,127		504,354		—		—
Financial assets held for trading		—		—		—		—		—		—
Other financial assets at fair value through profit or loss		—		—		79,927		70,356		—		—
Financial assets at fair value through other comprehensive income		—		—		—		—		236,980		356,089
Available-for-sale financial assets		—		—		—		—		—		—
Financial assets at amortized cost		555,169		584,282		166,536		160,086		26,118		18,888
Loans and receivables		—		—		—		—		—		—
Hedging derivatives		—		—		—		—		9,256		8,306
Non-current assets held for sale		884		516		51		35		—		—
Investments in associated entities		—		—		—		—		—		1,001
Tangible assets		8,868		10,268		1,496		1,732		178		206
Right-of-Use assets		5,364		5,373		221		241		26		29
Intangible assets		6,217		6,059		709		691		1,906		1,857
Tax assets		—		—		—		—		23,135		20,733
Other assets		2,266		3,196		51		72		8,856		12,491
Total assets	Ps.	628,380	Ps.	654,572	Ps.	529,901	Ps.	760,895	Ps.	309,267	Ps.	422,447
Financial liabilities at fair value through profit or loss	Ps.	—	Ps.	—	Ps.	153,600	Ps.	301,476	Ps.	—	Ps.	—
Other financial liabilities at fair value through profit or loss		9,992		10,821		263,733		200,693		—		—
Financial liabilities at amortized cost		597,578		653,349		90,615		280,254		176,073		178,352
Hedging derivatives		—		—		—		—		7,523		19,078
Liabilities associated with non-current assets held for sale		—		—		—		—		—		—
Provisions		1,141		1,329		353		411		7,610		8,864
Lease liabilities		5,659		5,839		233		261		27		31
Tax liabilities		—		—		—		—		322		204
Other liabilities		4,107		5,191		670		847		13,514		17,080
Total liabilities	Ps.	618,477	Ps.	676,529	Ps.	509,204	Ps.	783,942	Ps.	205,069	Ps.	223,609
Total equity	Ps.	75,405	Ps.	68,275	Ps.	26,509	Ps.	32,444	Ps.	32,884	Ps.	53,115
Total liabilities and equity	Ps.	693,882	Ps.	744,804	Ps.	535,713	Ps.	816,386	Ps.	237,953	Ps.	276,724

Retail Banking Segment

Our Retail Banking segment’s activities include the provision of products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions. We provide commercial banking services to individual customers of all income levels and offer a wide range of products and services to our individual customers, including demand and term deposits, credit and debit cards, mortgage loans, payroll and personal loans. Our Retail Banking segment also serves the middle market and local corporates that are not within the global corporate customers served by our Santander Corporate and Investment Banking segment. We offer SMEs a variety of services and products including commercial loans, transactional collections and payment services, insurance, hedging and foreign trade services.

Operating profit before taxes attributable to the Retail Banking segment in 2020 was Ps.21,956 million, a 6.1% or Ps.1,420 million decrease from Ps.23,376 million in 2019. This decrease was mainly due to:

●	Ps.1,743 million of losses on modification of financial assets due to the modification on loans included in the Skip Payments program in the context of the COVID-19 pandemic according to IFRS 9;
●	a 9.0%, or Ps.1,718 million, increase in impairment losses on financial assets (net), principally due to increases in the impairment losses in our commercial, financial and industrial loan portfolio and our consumer (including credit card) loan portfolio, was mostly due to the recognition of post-model adjustments or overlays of Ps.1,458 million, since IFRS 9 expected credit loss model did not capture the effects of COVID-19 pandemic;
●	a 2.3%, or Ps.585 million increase in administrative expenses, from Ps.25,064 million in 2019 to Ps.25,649 million in 2020, mainly due to increases in information technology and systems expenses, as well as higher other administrative services, taxes other than income tax and stationery and supplies expenses, partly offset by decreases in other administrative expenses, personnel expenses, travel costs, advertising and communication expenses and operating costs. Personnel expenses decreased Ps.298 million, or 2.3%, resulting from a decrease of Ps.764 million, or 23.0% in bonuses, partly offset by increases of Ps.345 million, or 10.6% in other staff costs and Ps.121 million, or 1.8% in wages and salaries, due to our efforts to control personnel costs, including reserves for variable compensation;
●	a 10.6%, or Ps.512 million increase in depreciation and amortization due to costs related to our strategic initiatives; and
●	a 12.8%, or Ps.306 million, increase in other expenses (net), mainly due to the increases of Ps.184 million, or 29.2%, in write-offs and bankruptcies and Ps.143 million, or 6.5% in IPAB contributions.

These negative effects were partially offset by:

●	a 4.1%, or Ps.2,436 million increase in net interest income, mainly due to increases of Ps.50,945 million, Ps.21,266 million and Ps.1,211 million, in the average balance of the mortgage, commercial and consumer loan portfolios, respectively, partly offset by a decrease in the average interest rate of these loan portfolios;
●	a 3.6%, or Ps.537 million increase in net fees and commissions income, from Ps.15,014 million in 2019 to Ps.15,551 million in 2020, due mainly to an increase in fees and commissions from sale of insurance products, credit and debit card services, service charges on deposit accounts, fees related to foreign trade and fund management, partially offset by a decrease in other commissions and fees payable;
●	a 23.0%, or Ps.266 million increase in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.1,155 million in 2019 to a gain of Ps.1,421 million in 2020 mainly due to exchange gains on credit card transactions as a result of exchange rate movements between the date of purchase and the date of payment; and
●	a 67.8%, or Ps.251 million decrease in impairment losses on other assets (net), due to the recognition of an impairment loss on foreclosed assets.

Corporate and Investment Banking Segment

Our Corporate and Investment Banking segment provides comprehensive products and services, including corporate banking, global transactional banking and investment banking services, relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others, to our Corporate and Investment Banking segment customers. This segment also includes our proprietary trading operations.

Operating profit before taxes attributable to the Corporate and Investment Banking segment in 2020 was Ps.5,243 million, representing a Ps.458 million, or 9.6% increase from Ps.4,785 million in 2019. This increase was mainly due to:

●	a Ps.2,471 million increase in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.1,417 million in 2019 to a gain of Ps.3,888 million in 2020, primarily due to an increase of Ps.1,964 million in market-making and sale activities and Ps.683 million in proprietary trading.

This positive result was partially offset by:

●	a 15.6%, or Ps.1,033 million decrease in net interest income, mainly due to a decrease of Ps.6,569 million in interest income, partly offset by a Ps.5,536 million decrease in interest expenses, due to a decrease in the average balance of commercial and credit institutions loans and a decrease in the average interest rate of time deposits and deposits from Mexican Central Bank;
●	a Ps.793 million increase in impairment losses on financial assets (net), principally due to an increase in the impairment losses in our commercial, financial and industrial loan portfolio, mainly due to the recognition of post-model adjustments or overlays, since the IFRS 9 expected credit loss model did not capture the effects of the COVID-19 pandemic; and
●	a 6.3%, or Ps.226 million increase in administrative expenses, from Ps.3,604 million in 2019 to Ps.3,830 million in 2020, mainly due to an increase in information technology and systems expenses, partly offset by a decrease in personnel expenses.

Corporate Activities Segment

Our Corporate Activities segment is comprised of those operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management area, which manages structural financial risks that arise from our commercial activities, mainly liquidity risk, interest rate risk and exchange rate risk, provides short- and long-term funding for our activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management area also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Through the assignment of a transfer price to each loan or deposit, interest income is divided between our operating segments (Retail Banking and Corporate and Investment Banking) and the Corporate Activities segment as follows:

●	the difference between the interest rate charged to customers for the loans granted by our operating segments and the transfer price assigned to these loans is assigned as interest income to the respective operating segment;
●	the difference between the interest rate paid to customers for the deposits received by our operating segments and the transfer price assigned to these deposits is assigned as interest income to the respective operating segment; and

●	finally, the difference between the transfer price charged to the loans and the transfer price paid for the deposits is assigned to Corporate Activities as net interest income.

The financial management area determines transfer prices based on interest rates currently prevailing in the market for different durations, which are estimated from the yield of the most representative and liquid short and medium term corporate, government and Mexican Central Bank debt securities, and from the Mexican Central Bank’s reference interest rates for long term securities.

The ALCO manages the risks associated with financial margin and net worth of the banking book, as well as liquidity risk for the entire balance sheet. We hedge the interest rate risk of the balance sheet using strategies that can address specific operations or modify the risk profile as a whole. In recent years, the ALCO portfolio was comprised of fixed rate positions, mainly Mexican sovereign bonds, in addition to interest rate swaps, to protect the interest rate margin against a lower interest rate environment. As the scenario of interest rate cuts is very likely, we have increased the volume of activity in the ALCO portfolio, mainly fixed rate Mexican sovereign bonds.

Operating profit before taxes attributed to Corporate Activities in 2020 was a loss of Ps.1,999 million, a Ps.1,128 million increase from a loss of Ps.871 million in 2019. This increase in the loss in operating profit before taxes was mainly due to a Ps.1,749 million decrease in net interest income, partly offset by a Ps.412 million increase in gain/(losses) on financial assets and liabilities from Ps.282 million in 2019 to a gain of Ps.694 million in 2020 and a Ps.360 million decrease in other expenses (net).

B.	Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 60.3% of our total deposits, 38.8% of our customer deposits and 99.8% of our demand and time deposits as of December 31, 2020. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding. We are autonomous in the management of our liquidity and capital needs, with no structural support from Grupo Financiero Santander México or any other unit of the Santander Group.

Pursuant to the Mexican Capitalization Requirements, we may be restricted from paying dividends to Grupo Financiero Santander México, if we do not meet our required regulatory capital ratios, do not have sufficient retained earnings or do not maintain legal reserves at required levels. Payment of dividends, distributions and advances will be contingent upon our earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

For information about our use of financial instruments for hedging purposes, see Note 12 to our audited financial statements included elsewhere in this Report and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk.”

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization

Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.70%. As of December 31, 2020, our Capital Ratio was 19.01%.

The table below presents our risk-weighted assets and Capital Ratios as of December 31, 2018, 2019 and 2020, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2018		2019		2020
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1 Notes)	Ps.	84,225,628	Ps.	90,816,204	Ps.	114,306,256
Tier 1		94,034,729		100,235,806		124,254,615
Tier 2		27,418,932		24,847,195		27,203,299
Total capital		121,453,661		125,083,001		151,457,914
Risk-Weighted Assets:
Credit risk		534,153,701		536,526,851		540,191,094
Market risk		178,497,016		174,858,895		192,479,300
Operational risk		50,519,756		52,706,764		64,166,021
Total risk-weighted assets		763,170,474		764,092,511		796,836,415
Required Regulatory Capital:
Credit risk		42,732,296		42,922,148		43,215,287
Market risk		14,279,761		13,988,712		15,398,344
Operational risk		4,041,581		4,216,541		5,133,282
Total risk-weighted assets	Ps.	61,053,638	Ps.	61,127,401	Ps.	63,746,913
Capital Ratios (credit, market and operational risk)(*):
CET 1 capital to risk-weighted assets		11.04%		11.89%		14.35%
Tier 1 capital to risk-weighted assets		12.32%		13.12%		15.59%
Tier 2 capital to risk-weighted assets		3.59%		3.25%		3.41%
Total capital to risk-weighted assets(1)		15.91%		16.37%		19.01%

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.
(1)	Our Capitalization Index as of December 31, 2020 increased by 264 basis points from 16.37% on December 31, 2019 to 19.01% on December 31, 2020, mainly due to increases of 21.7% (Ps.916,741 million) in regulatory capital required for operational risk, 10.1% (Ps.1,409,632 million) in regulatory capital required for market risk and 0.7% (Ps.293,139 million) in regulatory capital required for credit risk and an increase of 21.1% (Ps.26,374,914 million) in total capital.

The Mexican government was an early adopter of the Basel III international rules. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of Common Equity Tier 1 (CET1), and 6%

of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period which ended in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, a supplementary capital conservation percentage of 1.20% applicable as of December 2016 at a rate of 0.30% per year was imposed on us. We remained in compliance as of December 31, 2020 with the regulations in the fifth year of their application, demonstrating that we have been fully in compliance since such regulations’ establishment.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2020 was 7.39%, as of November 30, 2020, was 7.27%, as of October 31, 2020 was 7.08%, as of September 30, 2020 was 6.82%, as of June 30, 2020 was 6.53%, as of March 31, 2020 was 6.53%, and as of December 31, 2019 was 7.02%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the necessary funds to cover client needs, maturing liabilities and working capital requirements. Liquidity risk arises as a consequence of our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our general policy is to maintain adequate liquidity levels to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign Currency—Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk.”

Additionally, the Basel III framework has implemented a liquidity coverage ratio, or LCR, and a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a one-month period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of our assets and activities over a one-year period.

We are also required to comply with the General Liquidity Requirements, which were first published by the CNBV and the Mexican Central Bank in 2014 and subsequently amended in 2016. We are currently in compliance with these requirements.

During 2020, the economic impacts of the COVID-19 pandemic led several of our customers to draw on credit lines and we anticipate that our customers will continue to do so in 2021. We took several defensive measures to protect our liquidity in the face of the COVID-19 pandemic, such as strategically accessing wholesale markets for short and long-term funding and moderately using assets as security for structural balance sheet funding sources. In addition, the Mexican Central Bank took certain extraordinary measures to increase liquidity in the financial markets as a direct response to the COVID-19 pandemic, certain of which we took advantage of to bolster our liquidity. For instance, the Mexican Central Bank granted credit lines to domestic banks in 2020, including us. These credit lines remained in place, but undrawn, at the end of 2020. We were able to maintain our liquidity position throughout 2020 and our liquidity position remains strong as of the date of this annual report.

We have three principal sources of short-term funding: (i) demand deposits, comprised by both interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interests payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2018		2019		2020
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	237,948	Ps.	68,893	Ps.	100,532
Non-interest-bearing deposits		205,275		355,670		398,926
Subtotal	Ps.	443,223	Ps.	424,563	Ps.	499,458
Time deposits:
Notes with interest payable at maturity	Ps.	154,838	Ps.	159,422	Ps.	175,702
Fixed-term deposits		3,778		8,752		1,931
Foreign currency time deposits		17,026		11,594		12,053
Subtotal	Ps.	175,642	Ps.	179,768	Ps.	189,686
Repurchase agreements (1)		128,719		129,216		138,616
Accrued interest (2)		1,320		1,714		873
Other deposits		25,904		24,010		43,860
Total customer deposits	Ps.	774,808	Ps.	759,271	Ps.	872,493
Deposits from the Mexican Central Bank and credit institutions (3)		139,645		214,232		267,362
Total deposits (4)	Ps.	914,453	Ps.	973,503	Ps.	1,139,855

(1)	As of December 31, 2019, the Bank began presenting the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the year 2018.
(2)	Mainly from time deposits.
(3)	Includes Ps.44,796 million, Ps.141,263 million and Ps.79,859 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2018, 2019 and 2020, respectively.
(4)	As of December 31, 2018, we had deposits of Ps.774,808 million from customers, Ps.108,650 million from credit institutions and Ps.30,995 million from the Mexican Central Bank. As of December 31, 2019, we had deposits of Ps.759,271 from customers, Ps.111,574 million from credit institutions and Ps.102,658 million from the Mexican Central Bank. As of December 31, 2020, we had deposits of Ps.864,169 million from customers, Ps116,096 million from credit institutions and Ps.151,266 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 12.2%, from Ps.355,670 million at December 31, 2019 to Ps.398,926 million at December 31, 2020 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one through 364 days.

Repurchase agreements are another important instrument in Mexico’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements. Short-term borrowings at year-end from 2019 to 2020 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2018			2019			2020
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31 (1)	Ps.	173,515	7.99%	Ps.	270,479	7.04%	Ps.	210,151	3.53%
Average during year		201,083	7.56%		151,798	7.54%		176,320	4.69%
Maximum month-end balance		256,789	7.99%		259,974	8.05%		224,931	6.57%
Short positions:
At December 31 (1)(2)	Ps.	28,919	8.25%	Ps.	9,119	6.70%	Ps.	15,364	4.05%
Average during year		20,807	7.63%		22,606	7.55%		14,222	5.06%
Maximum month-end balance		27,279	8.25%		30,679	8.16%		19,341	6.23%
Total short-term borrowings at year end	Ps.	202,434	8.12%	Ps.	279,598	6.87%	Ps.	225,515	3.79%

(1)	Since December 31, 2019, the Bank decided to present the sale of financial assets acquired under reverse repurchase agreements and pledged in repurchase agreement transactions as Other financial liabilities at fair value through profit or loss. Pledged financial assets acquired under reverse repurchase agreements were presented as Financial liabilities at fair value through profit or loss for the year 2018.
(2)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more information on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), certificates of deposits (certificados de depósito bancario de dinero), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2020, the balance of our debt securities outstanding totaled Ps.168,299 million. See “—Debt Securities Outstanding.”

For debt financing, we rely in part on local, peso-denominated issuances, and we continue to be rated Aaa.mx (N.O.) and AAA(mex) by Moody’s and Fitch Ratings, respectively. However, a downgrade in the sovereign debt ratings of Spain or Mexico, the global rating of Santander Spain, and/or our related ratings could adversely affect our financing costs in the international capital markets.

We do not rely in any material respect on funding from Banco Santander Parent, and Banco Santander Parent does not rely in any material respect on funding from us. As such, the elimination of funding to us from Banco Santander Parent or any deterioration of Banco Santander Parent’s financial condition or increase in its funding costs would not have an impact on us except to the limited extent disclosed under “Item 3.  Key Information—D.  Risk Factors—Risks Associated with Our Business” Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results.

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2021 capital expenditures. For 2021, we have a capital expenditures budget of Ps.6,576 million (U.S.$330 million), 62.3% of which (Ps.4,097 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,479 million). In 2020, our capital expenditures were Ps.5,879 million (U.S.$295 million), 68.8% of which (Ps.4,045 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.1,834 million).

As of December 31, 2020, total interest-bearing liabilities denominated in dollars amounted to Ps.114,472 million, or U.S.$5,750 million, representing 10.0% of our total deposits and 13.1% of our customer deposits. The sources of such funding as of December 31, 2018, 2019 and 2020 were as follows:

	IFRS
	As of December 31,
	2018		2019		2020		2020
	(Millions of pesos)						(Millions of U.S.$)(1)

Demand deposits	Ps.	48,661	Ps.	46,652	Ps.	57,990	U.S.$	2,913
Time deposits		27,044		20,324		17,453		877
Bank and other loans		50,310		32,950		39,029		1,960
Total	Ps.	126,015	Ps.	99,926	Ps.	114,472	U.S.$	5,750
(1)	Translated at the rate of Ps.19.9087 per U.S.$1.00 as calculated on December 31, 2020 and reported by the Mexican Central Bank in the Federal Official Gazette on January 4, 2021, as the exchange rate for the payment of obligations denominated in currencies other than pesos and payable within Mexico. These translations should not be interpreted as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of securities in the international capital markets. We also obtain funding in foreign currency by swapping funding in Mexican pesos into U.S. dollars or euros through foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties. If placed or disbursed under a floating rate format, foreign currency funding rates are generally referenced to the LIBOR.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2020, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$57,327 (Ps.1,141,304) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$57,446 (Ps.1,143,675).  As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2020, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$9,251 (Ps.184,180). As of such date, our foreign currency-denominated liabilities were U.S.$1,315 (Ps.26,189). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4.  Information on the Company—B.  Business Overview—Supervision and Regulation.”

For the years ended December 31, 2018, 2019 and 2020, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2018				2019				2020
			% of				% of				% of
			Total Average	Average			Total Average	Average			Total Average	Average
	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal
	Balance		Equity	Rate	Balance		Equity	Rate	Balance		Equity	Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	383,627	29.57%	2.69%	Ps.	418,442	30.18%	2.93%	Ps.	466,949	27.86%	1.94%
Time deposits		256,321	19.76%	5.83%		256,963	18.54%	6.63%		264,670	15.79%	6.40%
Deposits from the Mexican Central Bank and credit institutions		98,253	7.57%	7.55%		117,511	8.48%	7.69%		183,506	10.95%	6.76%
Repurchase agreements		87,540	6.75%	7.59%		77,903	5.62%	7.37%		152,173	9.08%	1.48%
Marketable debt securities and other financial liabilities		63,501	4.89%	6.68%		75,905	5.48%	7.11%		139,312	8.31%	4.13%
Other liabilities(1)		77,301	5.96%	7.67%		84,539	6.10%	7.53%		16,778	1.00%	4.19%
Subordinated liabilities		25,262	1.94%	6.37%		25,093	1.81%	6.36%		39,035	2.33%	4.53%
Subtotal interest-bearing liabilities		991,805	76.44%	5.20%		1,056,356	76.21%	5.50%		1,262,423	75.32%	3.97%
Non-interest-bearing liabilities		186,520	14.39%			200,349	14.46%			272,070	16.24%
Total equity		118,980	9.17%			129,576	9.99%			141,364	10.20%
Subtotal non-interest-bearing liabilities and equity		305,500	23.56%			329,925	24.45%			413,434	26.44%
Total liabilities and equity	Ps.	1,297,305	100.00%		Ps.	1,386,281	100.66%		Ps.	1,675,857	101.76%

(1)	This line includes the amount of financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

Average time deposits as a share of average total liabilities and equity decreased from 18.54% as of December 31, 2019 to 15.79% as of December 31, 2020, while the ratio of average demand accounts to average total liabilities and equity decreased from 30.18% to 27.86% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity increased from 14.45% as of December 31, 2019 to 16.24% as of December 31, 2020.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2018, 2019 and 2020.

	IFRS
	As of December 31,
	2018		2019		2020
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	237,948	Ps.	68,893	Ps.	100,532
Non-interest-bearing deposits		205,275		355,670		398,926
Subtotal	Ps.	443,223	Ps.	424,563	Ps.	499,458
Time deposits
Notes with interest payable at maturity	Ps.	154,838	Ps.	159,422	Ps.	175,702
Fixed-term deposits(1)		3,778		8,752		1,931
Foreign currency time deposits(2)		17,026		11,594		12,053
Subtotal	Ps.	175,642	Ps.	179,768	Ps.	189,686
Total	Ps.	618,865	Ps.	604,331	Ps.	689,144

(1)	As of December 31, 2018, 2019 and 2020 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.
(2)	As of December 31, 2018, includes Ps.10,018 million of foreign currency time deposits from other credit institutions. As of December 31, 2019, includes Ps.8,916 million of foreign currency time deposits from other credit institutions. As of December 31, 2020, includes Ps.5,400 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2020.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured)	1,000	03/12/2021	8.14%
Certificates of deposit (unsecured)	2,000	08/10/2021	8.14%
Certificates of deposit (unsecured)	1,500	09/27/2021	8.14%
Certificates of deposit (unsecured)	1,000	11/10/2021	8.15%
Certificates of deposit (unsecured)	1,200	09/13/2021	8.14%
Certificates of deposit (unsecured)	1,000	09/09/2021	8.16%
Certificates of deposit (unsecured)	250	01/28/2021	8.16%
Certificates of deposit (unsecured)	700	01/28/2021	8.15%
Certificates of deposit (unsecured)	500	07/15/2021	8.15%
Certificates of deposit (unsecured)	2,500	08/17/2021	8.15%
Certificates of deposit (unsecured)	1,500	12/08/2021	8.17%
Certificates of deposit (unsecured)	2,000	08/19/2021	8.17%
Certificates of deposit (unsecured)	1,000	09/07/2021	8.12%
Certificates of deposit (unsecured)	1,075	06/08/2021	8.18%
Certificates of deposit (unsecured)	1,000	07/30/2021	8.36%
Certificates of deposit (unsecured)	50	07/22/2021	8.38%
Certificates of deposit (unsecured)	600	08/07/2021	8.38%
Certificates of deposit (unsecured)	1,000	08/07/2021	8.38%
Certificates of deposit (unsecured)	500	06/15/2021	8.39%
Certificates of deposit (unsecured)	1,000	10/06/2021	8.40%
Certificates of deposit (unsecured)	600	05/20/2021	8.13%
Certificates of deposit (unsecured)	1,000	03/06/2021	8.14%
Certificates of deposit (unsecured)	460	05/13/2021	8.14%
Certificates of deposit (unsecured)	400	10/05/2021	8.12%
Certificates of deposit (unsecured)	900	07/05/2021	8.38%
Certificates of deposit (unsecured)	2,000	04/21/2021	8.12%
Certificates of deposit (unsecured)	1,000	02/24/2021	8.38%
Certificates of deposit (unsecured)	1,000	05/03/2021	8.12%
Certificates of deposit (unsecured)	2,000	12/02/2021	8.12%
Certificates of deposit (unsecured)	2,000	01/26/2021	8.44%
Certificates of deposit (unsecured)	1,500	12/01/2021	8.34%
Certificates of deposit (unsecured)	17	03/18/2021	8.12%
Certificates of deposit (unsecured)	3	09/03/2021	8.12%
Certificates of deposit (unsecured)	30	11/01/2021	8.89%
Certificates of deposit (unsecured)	60	11/01/2021	8.89%
Certificates of deposit (unsecured)	54	11/01/2021	8.90%
Certificates of deposit (unsecured)	32	11/01/2021	8.89%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Senior Unsecured Notes	19,827	11/09/2022	4.13%
Senior Unsecured Notes	34,759	04/17/2025	5.38%
Structured bank bonds	100	01/06/2021	9.00%
Structured bank bonds	78	10/27/2021	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	20	01/07/2021	8.00%
Structured bank bonds	60	01/13/2021	4.42%
Structured bank bonds	48	01/25/2021	6.00%
Structured bank bonds	139	01/12/2021	7.00%
Structured bank bonds	60	01/06/2021	4.98%
Structured bank bonds	100	01/07/2021	7.00%
Structured bank bonds	20	01/04/2021	4.00%
Structured bank bonds	30	01/11/2021	7.15%
Structured bank bonds	60	01/08/2021	3.29%
Structured bank bonds	42	01/06/2021	5.67%
Structured bank bonds	10	01/08/2021	7.00%
Structured bank bonds	9	01/15/2021	5.38%
Structured bank bonds(*)	14	11/01/2021	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	132	07/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	139	07/29/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	222	03/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	4	03/17/2022	TIIE
Structured bank bonds(*)	49	03/17/2022	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	283	04/23/2021	TIIE
Structured bank bonds(*)	58	03/26/2021	9.50%
Structured bank bonds(*)	167	03/08/2021	9.50%
Structured bank bonds(*)	162	01/28/2021	9.50%
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	41	02/23/2021	TIIE
Promissory notes	73	01/04/2021	4.20%
Promissory notes	2,900	01/15/2021	4.25%
Promissory notes	5,800	01/15/2021	4.25%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Promissory notes	6,000	01/15/2021	4.25%
Promissory notes	150	03/16/2021	4.15%
Promissory notes	150	01/13/2021	4.10%
Promissory notes	1,000	09/23/2021	4.45%
Promissory notes	803	03/17/2021	4.60%
Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Subordinated Additional Tier 1 Capital Notes	9,948		8.50%
Tier II Subordinated Capital Notes	26,234		5.95%
	167,375
Transaction costs and accrued interest	924
Total issuances	169,299

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

The Additional Tier 1 Capital Notes

On December 29, 2016, we issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the “Back-to-Back notes”) in an aggregate principal amount of U.S.$500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture on the same date (the “Back-to-Back Indenture”), at an issue price of 100%. The Former Holding Company purchased 100% of the aggregate principal amount of the Back-to-Back notes. At the same time, the Former Holding Company issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the “AT1 Notes”) in the same principal amount as the aggregate principal amount of the Back-to-Back notes and with substantially the same terms and conditions as the Back-to-Back notes, issued pursuant to an indenture that is substantially the same as the Back-to-Back Indenture (the “Tier 1 indenture”). We used the net proceeds of the offering of the Back-to-Back notes for general corporate purposes and the Former Holding Company used the proceeds of the offering of the AT1 Notes to purchase the Back-to-Back notes. In connection with the Merger, the Back-to-Back notes were cancelled and we assumed all of the payment and other obligations of the Former Holding Company under the AT1 Notes and the Tier 1 indenture by executing a supplemental indenture to the Tier 1 indenture (the “Second Supplemental Indenture”) with the Former Holding Company and The Bank of New York Mellon.

Coupon payments on the AT1 Notes are due and payable only at our sole discretion and we have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the AT1 Notes will be automatically canceled upon occurrence of certain capital events. Such canceled interest shall not accumulate or be due and payable at any time thereafter. The AT1 Notes have no fixed maturity or fixed redemption date, and bear interest at a rate equal to 8.5% per annum. Interest on the AT1 Notes is paid quarterly on January 20, April 20, July 20 and October 20 of each year, commencing on April 20, 2017.

Subject to a prior redemption or one or more automatic conversions, from and including the date on which the AT1 Notes were initially issued, to but excluding January 20, 2022 (the “First Call Date”), interest will accrue on the then current principal amount of notes at an initial rate equal to 8.5% per annum. The First Call Date and every fifth anniversary thereafter shall each be a “Reset Date”. Subject to a prior redemption or one or more automatic conversions, from and including each Reset Date, including the First Call Date, to but excluding the next succeeding Reset Date, interest will accrue on the then current principal amount at a rate per annum equal to the sum of the then-prevailing Treasury Yield on the relevant Reset Determination Date and 647.20 basis points (rounded to two decimal places, with 0.005 being rounded down).

We may redeem the AT1 Notes at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, plus additional interest, if any, to but excluding the date fixed for redemption, (i) in whole or in part, on January 20, 2022 and on any interest payment date thereafter, (ii) in whole but not in part upon the occurrence of certain tax events affecting the withholding taxes payable on the AT1 Notes, or (iii) in whole but not in part upon the occurrence of certain special events, subject, in each case, to certain conditions. Any such redemption shall be subject to certain regulatory requirements, including obtaining prior authorization from the Mexican Central Bank.

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

Banco Santander Parent purchased U.S.$441,095,000 aggregate principal amount of the AT1 Notes in the offering made by our Former Holding Company.

The AT1 Notes are subordinated obligations and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness and subordinated preferred indebtedness, (ii) pari passu without preference among themselves and with all of our present and future other unsecured subordinated non-preferred indebtedness and (iii) senior only to all classes of our capital stock. The AT 1 Notes are listed on the Irish Stock Exchange.

The 2022 Notes

In November 2012, we issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes. The 2022 notes were issued at an issue price of 98.183%. The 2022 notes mature on November 9, 2022 and bear interest at an interest rate per annum equal to 4.125%. Interest is paid semi-annually on May 9 and November 9 of each year.  The net proceeds from this issuance were used to extend the duration of our liabilities and to refinance indebtedness maturing in the first half of 2013.

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

The 2028 Notes

In October 2018, we issued Basel III-compliant Tier 2 Subordinated Preferred Capital Notes due 2028 in an aggregate principal amount of U.S.$1.3 billion under an indenture dated September 27, 2018, which we refer to as the 2028 notes.  Banco Santander Parent purchased 75% or U.S.$975 million of the aggregate principal amount of the 2028 notes. The 2028 notes were issued at an issue price of 100%. The 2028 notes mature on October 1, 2028 and bear interest at an interest rate per annum equal to 5.95%. Interest is paid semi-annually on April 1 and October 1 of each year. The net proceeds from this issuance were used to repurchase U.S.$1.2 billion, or 94.07%, of the outstanding 2024 notes pursuant to a concurrent cash tender offer.

The 2028 notes are redeemable at our option on October 1, 2023 only, or at any time if there are certain specified changes in (i) the Mexican laws affecting the withholding tax applicable to payments of interest under the 2028 notes, (ii) the Mexican laws that would change the capital treatment of the 2028 notes or (iii) the applicable tax laws that result in interest on the 2028 notes not being deductible by us.

Principal and interest on the 2028 notes will be deferred and will not be paid under certain circumstances. The indenture governing the 2028 notes provides us with the ability to automatically write down the current principal amount of the 2028 notes upon the occurrence of a trigger event and such write-down will not constitute an event of default.

The 2028 notes are not secured or guaranteed, or otherwise eligible for reimbursement, by the IPAB or any other Mexican governmental agency, or any of our subsidiaries or affiliates and the 2028 notes are not convertible, by their terms, into any debt securities, shares or equity capital of any of our subsidiaries or affiliates. The 2028 notes constitute subordinated indebtedness and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) pari passu without preference among themselves and with all other unsecured subordinated preferred indebtedness and (iii) senior only to all of our present and future subordinated non-preferred indebtedness and all classes of our equity or capital stock.

The indenture governing the 2028 notes imposes certain restrictions on our ability to consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person. In addition, if the payment of principal and interest has been deferred at any point, we will not be permitted to declare or pay dividends or make other distributions. The indenture does not otherwise limit our ability to incur senior, secured or other additional indebtedness (including additional 2028 notes), our ability to grant liens on its assets and properties, its payment of dividends or require us to create or maintain any reserves.

The indenture governing the 2028 notes also provides for events of default, which would permit or require, as applicable, the principal and interest on all then outstanding 2028 notes to be due and payable immediately.

The 2025 Notes

In April 2020, we issued senior notes in an aggregate principal amount of U.S.$1.75 billion under an indenture dated as of April 17, 2020, which we refer to as the 2025 notes. The 2025 notes were issued at par. The 2025 notes mature on April 17, 2025 and bear interest at an interest rate per annum equal to 5.375%. Interest is paid semi-annually on April 17 and October 17 of each year.  The net proceeds from this issuance were used for general corporate purposes.

The 2025 notes are redeemable at our option at any time prior to maturity, in whole but not in part, at par plus accrued and unpaid interest upon the occurrence of certain specified changes in Mexican laws affecting the withholding tax applicable to payments under the 2025 notes.  We may also redeem the 2025 notes, in whole or in part, at the greater of 100% of their principal amount outstanding and a make-whole amount defined as the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption and any additional amounts payable with respect thereto.

The 2025 notes are not secured or guaranteed by any of our affiliated companies, by the IPAB or any other Mexican governmental agency, or by any other entity, and the 2025 notes are not convertible, by their terms, into our shares or equity capital. The 2025 notes, other than as set forth below, rank pari passu in right of payment with all of our other unsecured obligations other than obligations that are, by their terms, expressly subordinated in right of payment to the 2025 notes. The notes are effectively subordinated to (i) all of our secured indebtedness with respect and up to the value of our assets securing that indebtedness, (ii) certain direct, unconditional and unsecured general obligations that in case of our insolvency are granted preferential treatment pursuant to Mexican law (including tax, social security and labor claims) and (iii) all of the existing and future liabilities of our subsidiaries, including trade payables.

The indenture governing the 2025 notes imposes certain restrictions on our ability to consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person. However, the indenture does not limit our ability to incur senior, secured or other additional indebtedness (including additional 2025 notes), our ability to grant liens on its assets and properties, its payment of dividends or require us to create or maintain any reserves.

The indenture governing the 2025 notes also provides for events of default, which, if any of them occurs, would permit or require, as applicable, the principal and interest on all then outstanding 2025 notes to be due and payable immediately.

We may issue additional notes from time to time pursuant to the indenture governing the 2025 notes.

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

We or one of our affiliates owns the principal domain names used in our business, which include www.santander.com.mx, www.llamasantander.com.mx and www.supernetempresas.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this Report.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future results or our financial condition:

●	uncertainties relating to the duration of the COVID-19 pandemic and its impact on local and global economic activity;
●	possible changes in the behavioral patterns of the general population, including consumption, savings, and/or the use of digital financial services, among others, during and after the COVID-19 pandemic;
●	uncertainties relating to economic growth expectations and interest rate cycles in Mexico and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;
●	the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;
●	changes in the credit quality of our loan portfolio because of inorganic or organic growth;
●	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
●	increased competition that may lead to tightening of our margins;
●	inflationary pressures that may lead to increases in interest rates and decreases in growth;
●	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and
●	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be significantly influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of Mexico. In particular, movements of monetary policy in the U.S., the evolution of industrial production in the U.S., and any change to the United States’ trade and immigration policies with respect to Mexico could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand, thus having a material adverse effect on our financial condition and results.

E.  Off-Balance Sheet Arrangements

In the ordinary course of our business we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 to our audited financial statements included elsewhere in this Report.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.238,273 million, Ps.216,574 million and Ps.249,138 million, as of December 31, 2018, 2019 and 2020, respectively.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable as well as deposits, stocks, bonds and other tradable securities that are generally held in our possession or at another appropriate custodian or depository. The collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when it is considered necessary by us.

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	238,273	Ps.	216,574	Ps.	249,138
Assets in trust or mandate:
Trusts		173,443		184,868		203,223
Mandates(1)		1,163		752		996
Assets in custody or under administration(2)		2,197,359		1,597,771		1,730,422
Subtotal	Ps.	2,610,238	Ps.	1,999,965	Ps.	2,183,779
Collateral received		141,168		95,259		92,349
Collateral received and sold or pledged as guarantee(3)		74,274		77,823		9,508
Investment banking transaction on behalf of third parties (net)(4)		10,148		176,736		99,277
Subtotal		225,590		349,818		201,134
Total	Ps.	2,835,828	Ps.	2,349,783	Ps.	2,384,913

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.
(2)	This item includes the activity of third-party assets and securities received in custody or to be managed by us.
(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.
(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

F.  Tabular Disclosure of Contractual Obligations

The table below presents our contractual obligations at December 31, 2020.

	Payment due by period
			More than 1 year		More than 3 years
			but less than 3		but less than		More than
	Less than 1 year		years		5 years		5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	499,458	Ps.	—	Ps.	—	Ps.	—	Ps.	499,458
Time deposits		195,224		—		—		—		195,224
Bank and other loans(1)		210,887		10,220		3,269		2,322		226,698
Marketable debt securities(1)		59,975		27,190		34,756		10,196		132,117
Subordinated liabilities		346		—		—		35,836		36,182
Repurchase agreements		344,804		—		—		—		344,804
Short positions		15,365		—		—		—		15,365
Lease obligations -contractual undiscounted cash flows		1,219		2,403		1,801		2,815		8,238
Sundry creditors and other payables		48,057		980		—		—		49,037
Contractual interest payments(2)		36,925		1,814		1,657		2,200		42,596
Total	Ps.	1,412,260	Ps.	42,607	Ps.	41,483	Ps.	53,369	Ps.	1,549,719

(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2020.
(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2020 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

G.  Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of ten directors and ten alternate directors. The directors and alternate directors are elected for one-year terms at our ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

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

There are two different categories of directors depending on the type of shareholder appointing each such director: Series B and Series F. Series B shares can be freely subscribed. Series F shares can be acquired directly or indirectly only by Grupo Financiero Santander México and Banco Santander Parent and can be sold only with the previous authorization of the CNBV, unless such shares must be transferred to the IPAB as collateral or as property. Both categories of directors have the same rights and obligations.

In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

The following table sets forth information about the directors and alternate directors of our Board of Directors. Members of our Board of Directors serve for one-year terms from their date of election. Unless otherwise noted below, directors elected by our Series B and Series F shareholders were elected on April 28, 2020 at our general annual shareholders’ meeting. The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Laura Renee Diez Barroso Azcárraga	Chairwoman (Independent)	Series F	2020
Héctor Blas Grisi Checa	Director	Series F	2015
Magdalena Sofia Salarich Fernandez de Valderrama	Director	Series F	2019
Francisco Javier García-Carranza Benjumea	Director	Series F	2018
Ángel Rivera Congosto	Alternate Director	Series F	2015
Rodrigo Brand de Lara	Alternate Director	Series F	2018
Didier Mena Campos	Alternate Director	Series F	2018
César Augusto Montemayor Zambrano	Independent Director	Series F	2020
Bárbara Garza Laguera Gonda	Independent Director	Series F	2019
Juan Ignacio Gallardo Thurlow	Independent Alternate Director	Series F	2013
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Guillermo Jorge Quiroz Abed	Independent Alternate Director	Series F	2018
Antonio Purón Mier y Terán	Independent Director	Series B	2009
Fernando Benjamín Ruíz Sahagún	Independent Director	Series B	2003
Alberto Torrado Martínez	Independent Director	Series B	2009
María de Lourdes Melgar Palacios	Independent Director	Series B	2018
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series B	2009
Rogelio Zambrano Lozano	Independent Alternate Director	Series B	2018
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016
Joaquin Vargas Guajardo	Independent Alternate Director	Series B	2009

The Secretary of the Board of Directors is Fernando Borja Mujica, and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Laura Renee Diez Barrozo Azcárraga is the Chairwoman of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. Since 2015, she has been the President of the Board of Directors of Grupo Aeroportuario del Pacifico (NYSE PAC), and is part of the Board of Directors of Telmex, the Roberto Garza Sada Center, Chapultepec Forest Trust and the San Idelfonso Museum, where she served as President of the Board of Trustees for

10 years. She is also the co-founder of LCA Capital, a family office dedicated to investing in public and private entities. In 2006, together with a group of investors, she acquired a controlling stake in the Grupo Aeroportuario del Pacifico (NYSE PAC), which operates 12 airports in Mexico, including Guadalajara, Puerto Vallarta, Los Cabos and Tijuana, as well as Montego Bay in Jamaica. In 2002 she participated as a shareholder with Carlos Slim in a company whose objective was the rescue of the Historic Center of Mexico City. In 1979, she served as director of the magazine “TU”. In 1988 Laura founded Editorial Eres and in 1995, Editorial Eres merged with Editorial Televisa, resulting in the appointment of Laura as President of the Board and General Manager. In late 2000, Laura sold her stake in the company and became involved in various philanthropic work in Mexico, including Pro Mujer, micro credits to women, El mexicanito, and the Museo San Idelfonso, among others. She is currently the president of the Gap Foundation, which aims to improve education, and currently works with 3 elementary and secondary schools. In addition, she was a member of the Board of Directors of Royal Caribbean International (NYSE RCCL) for 14 years and of Grupo Financiero Inbursa for 15 years.

Héctor Blas Grisi Checa is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is the Executive President and Chief Executive Officer of Grupo Financiero Santander México and of Banco Santander México. He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Corporate and Investment Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate and Investment Banking. He has been the Vice-President of the Asociación de Bancos de México from 2011 to 2014. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Magdalena Sofía Salarich Fernández de Valderrama is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. In 1979 she started working as Head of the Internal Information department in Citroën (Hispania), on 1980 she was designated head of the Training-Information department in Citroën, in 1986 she was named Head of the Press and Public Relations department in Citroën Hispania and Director of Marketing in Citroën Hispania, in 1983 she was designated Deputy to the European Commercial Director in Citroën Automobiles charge that combined with the  Director of Marketing in Citroën Hispania until 1994, when she was named European Commercial Marketing Director in Citroën Automobiles, in 1996 she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director in Citroën Automobiles, in 2001 she was designated European Commercial Director and Commercial Marketing Director in Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She is currently the Senior Executive Vice-President of Banco Santander, S.A as well as Head of Santander Consumer Finance, Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001, Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in Engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

Francisco Javier García-Carranza Benjumea is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is currently Executive Vice President of Banco Santander. He is in charge, globally, of Restructuring, Participations, Real Estate, Recovery Strategy, and Loan and Assets Portfolio Dispositions. Prior to joining Santander in February 2016, he worked for 17 years at Morgan Stanley, based in London, as Co-Head of

EMEA (Europe, Middle East and Africa) Real Estate investment banking business. At Morgan Stanley, he advised customers in M&A, and Equity and Debt financing transactions for more than $100 billion to European and Middle East customers. Mr. García-Carranza is Chairman of the board of directors of Merlin Properties, Member of the Executive Committee and Board Member of the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (Sareb), Chairman and board member of Santander Capital Desarrollo SGEIC SA, and Board Member of Metrovacesa, Banco Popular S.A, Santander España  Altamira Asset Management SA, Altamira Real State among others. He has a bachelor’s degree in business administration from the University Carlos III of Madrid.

Ángel Rivera Congosto is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. Since March 2017, he has served as the Executive Vice President of Commercial Banking at Banco Santander México. He previously served as General Manager for the Commercial Banking Division and as a member of the Management Committee of Banco Santander Parent. He has served as a board member of Banco Santander Parent, Banco Santander Totta in Portugal, Banco Santander Uruguay, Banco Santander Perú and Banco Santander Internacional (United States of America). He began working at the Santander Parent Group in April 2013 as General Manager of the Business, Pymes and Institutions group within the Commercial Banking Division. Previously, he worked for Banco Popular for 24 years, where he worked in retail branches for 6 years and lead the Presidency Cabinet, the International Banking area, the Strategy and Corporate Development area, the Human Resources Rights division, the General Media directory and the Commercial Network groups. He also served as General Business Director of Banco Popular. He has a diploma in Business and Tourism Activities from the Official School of Tourism of Spain, and has completed the Senior Business Management Program (PADE) at IESE (University of Navarra) and the Development Program in Corporate Finance at the Institute Madrid Company. He has also conducted various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. He has also been a member of the Board of Trustees of the College of Financial Studies (CUNEF), a member of the Board of Trustees of the Spanish Foundation for Banking in Financial Studies, a professor in the Master of Portfolio Management and Financial Markets of the School of Finance of La Coruña and co-author of the books "Experts in People," "In Search of Commitment," and "31 Keys to Risk Management in Banking Entities". He has also published several articles in Spanish economic journals and newspapers.

Rodrigo Brand de Lara is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He has been the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer for Banco Santander México since 2016. From 2011 to 2016, he was Deputy General Director of Research, Public Affairs and Marketing. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at the Mexican Ministry of Treasury (Secretaría de Hacienda y Crédito Público): Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit from 1999 to 2000.  From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS.  Mr. Brand de Lara has a degree in economics from Instituto Tecnológico Autónomo de México.

Didier Mena Campos is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. He is the Chairman of Santander Inclusion Financiera. He has been Chief Financial Officer since May 2016. Before joining Grupo Santander, Mr. Mena worked in several financial institutions as: (i) Execution Finance, a boutique investment bank, where he was partner from 2014 to 2016, (ii) Navix, a finance company focused on the Mexican energy sector, where he was Chief Executive Officer from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the group of financial institutions in Latin America between 2010 and 2012,

(iv) during 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he worked at Credit Suisse in the investment banking and fixed income divisions and (vi) worked for Grupo Financiero BBVA Bancomer from 1994 to 2000, where he participated in strategic transactions such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that Aetna had in their joint venture in the pension fund, annuities, and  insurance business units. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received her master's degree in business administration from Boston University.

Cesar A. Montemayor Zambrano is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is a private investor and entrepeneur. He worked at JP Morgan for 14 years in global investments in New York, and later managed his own company. In Monterrey, Nuevo León he founded InverCap AFORE which he presided for more than 20 years. Today he is a shareholder, member of the board, founder and honorary president of InverCap. He was Chairman of COPARMEX, Nuevo León from 2015 to 2017, and he continues to serve as a member of the board. He serves as a member of the Board of Directors of the Escuela Superior de Música y Danza, Universidad de Monterrey, Museo MARCO y Universidad Tec Milenio. He is also a member of the Board and presides the Audit Committee of Tecnológico de Monterrey. He is one of the founders of Hagámoslo Bien, and presides the Comisión de Finanzas Públicas del Consejo Nuevo León. He holds a degree in chemical engineering and systems from Instituto Tecnológico y de Estudios Superiores de Monterrey and has a master’s degree in Chemical Engineering and Business Administration by Columbia University in New York where he obtained his degree of Master in Science.

Bárbara Garza Lagüera Gonda is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. She is President of the acquisitions Committee of FEMSA cultural projects. She serves as a board member of Coca-Cola FEMSA (KOF) and Fomento Económico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a board member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also is part of the boards of the following non-profit organizations: Franz Mayer Museum Board of Trustees, Fund for Peace, Museo de Arte Contemporáneo de Monterrey, among others. She holds a degree in business administration with a master’s degree from the Instituto Tecnológico de Estudios Superiores de Monterrey.

Juan Ignacio Gallardo Thurlow is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is the Chairman of the board of directors of Grupo GEPP (Grupo de Embotelladoras de Pepsicola and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Consejo Mexicano de Hombres de Negocio, A.C. (CMHN) and the Consejo de Negocios de América Latina (CEAL). He is a General Coordinator on COECE (Coordinadora de Organismos Empresariales de Comercio Exterior for negotiations under the Free Trade Agreements of Mexico). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM Entidad Regulada from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accountant in the Universidad Iberoamericana

Guillermo Jorge Quiroz Abed is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. He served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department in Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Santander Financial Group. He began his professional career as Director of Finance at Grupo Condumex, from 1978 to 1992, and later held the same role at Aeromexico, Mexicana de Aviación and Cintra until 1997.  He was a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in Actuary from the Anahuac University and from the National Autonomous University of Mexico (UNAM) and an MBA from the IPADE.

Antonio Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners “coaching” program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Fernando Benjamín Ruiz Sahagún is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander, Santander Consumo and Santander Inclusión Financiera. He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichem, S.A.B. de C.V. and Arcelor Mittal de México, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cía., S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is a member of the board of directors of the Mexican Stock Exchange, Fideicomiso ProBosque de Chapultepec and a member of the Mexican Business Counsel. He is founder and Chief Executive Officer of Alsea, S.A.B. de C.V. He has been President of the National Association of Fast Food and member of the National Chamber of the Restaurant Industry and Condimented Food. He is one of the founders of Torrquin, S.A. de C.V. (Domino’s franchise), and is its Chief Executive Officer. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

María de Lourdes Melgar Palacios is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. She is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her work in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in International Relations and Comparative Literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Jesús Federico Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Rogelio Zambrano Lozano is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. Since 1977, he has occupied different positions in CEMEX, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the board of directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey. Among others. Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration (1980) from Wharton Business School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO); previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the board of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral, the Consejo Internacional and of the Manhattan School of Music. In 1987 he held the Executive Vice presidency and Chief Executive Officer of TAMSA. In June 1997 he was promoted as vice president of the board of directors. Since 2002 he has been Director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as a CFO. He holds a degree in business administration from the Universidad Nacional Autónoma de México (UNAM) and an M.B.A. from the University of Texas in Austin.

Joaquín Vargas Guajardo is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously president of the board of directors of Grupo MVS Comunicaciones, the Cámara Nacional de la Industria de Radio y Televisión and the Asociación de Directores de Cadenas de Restaurantes. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2020. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Gender*	Year of appointment
			to position
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer	Male	2015
Didier Mena Campos	Chief Financial Officer	Male	2016
Fernando Borja Mujica	Deputy General Legal	Male	2014
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	Male	2010
Ricardo Alonso Fernandez	Deputy General Director of Risks	Male	2018
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer	Male	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Business and Institutional Banking	Male	2011
Octaviano Cuottolenc Mestre	Deputy General Director of Corporate and Investment Banking	Male	2020
Alejandro Diego Cecchi González	Deputy General Director of Business Strategy	Male	2017
Carlos Hajj Aboumrad	Deputy General Director of Corporate Resources and Recoveries	Male	2016
Pablo Elek Hansberg	Deputy General Director of Retail	Male	2017
Maria Fuencisla Gómez Martín	Deputy General Director of Digital Banking and Innovation	Female	2019
Daniel Griffiths	Head of Technology (US & México)	Male	2016
Juan Ignacio Echeverría Fernández	Executive Director of Human Resources	Male	2016
Jesús Santiago Martin Juarez	Executive Director of Operations	Male	2019
Francisco José Moza Zapatero	Executive Director Costumer Strategy	Male	2016
Juan Ramón Jiménez Lorenzo	Chief Audit Executive	Male	2018

Banco Santander México supports opportunities equality and human rights respect, underlining non-discrimination by means of the General Code of Conduct, the Labor Internal Regulations and the Equality and Diversity Policy (17.14.02.03) contained in the General Manual of Policy and Procedures.

Set forth below are the biographies of our executive officers that are not members of our Board of Directors.

Fernando Borja Mujica has served as Deputy General Legal Director of Banco Santander México since 2014. From 2004 to 2014, he was general counsel for Banco Nacional de México. From 1988 to 1998 he held several positions in the SHCP, including General Director of Banking Institutions. From 1998 to 2004 he was a partner at the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C. Mr. Borja Mujica has held various Mexican government banking and finance positions. He was also a member of the Governor’s Board of the National Banking and Securities Commission and of the Insurance and Surety National Commission and served as a member of several financial institutions, including Shares and Securities, Afore Banamex (member of the investment committee) and Impulsora de Fondos Banamex. He was the secretary of the boards of directors of Grupo Financiero CitiBanamex and Banco Nacional de México, S.A. He holds a law degree from Escuela Libre de Derecho and a master’s degree in comparative law from Georgetown University.

Emilio de Eusebio he was appointed Deputy General Director of Intervention and Control Management in December 2010, after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990. He holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

Ricardo Alonso Fernández was appointed Deputy General Manager of Risk (CRO) in June 2018. During his 25 years of experience at Santander Group, he has worked in the following positions: Risk Analysis Team from 1994 to 1996,Global Account Officer and Executive Director in the Wholesale Banking Division from 1996 to 2005; Managing Director in the Global Transaction area from 2005 to 2007, Director of the Institutional Banking area, in the Commercial Banking division of Spain from 2007 to 2011, Risk Director of Spain, Risk Division from 2011 to 2013, Chief Risk Officer (CRO) of the Recoveries and Asset Restructuring Division of Spain, from 2013 to 2015, Global Head of Collections and Recoveries starting in 2015 and Global Deputy Chief Credit Officer, both in the Risk Division until 2017. Mr. Alonso Fernández has a degree in Law and Economics from the University of Deusto (Bilbao) and a degree in Political Science from the National University of Distance Education University (Madrid).

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Business and Institutional Banking in 2013. Beginning in 1993 he has held the following positions in the Santander Group: Deputy General Director of Private Banking from 2010 to 2012; Western Region Executive Director from 2008 to 2010; Executive Director of Business and Institutional Banking from 2006 to 2008; Regional Director from 1998 to 2006; Zonal Director of Business Banking from 1997 to 1998; Regional Business Director from 1995 to 1997; Director of Corporate Banking from 1993 to 1995. Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probusa (Mexico) from 1989 to 1993 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1989. Pablo Fernando Quesada Gómez graduated with a degree in business administration from the Universidad del Valle of Atemajac, Guadalajara.

Octaviano Couttolenc Mestre has served as Deputy General Director of Corporate and Investment Banking (SCIB) since January 2020. Mr. Couttolenc joined SCIB in 2007 and has served in diverse corporate and investment banking roles in the Santander Group. Mr. Couttolenc has more than 30 years of experience in the financial sector, serving in leadership positions at Casa de Bolsa Inverlat and Citibank Mexico prior to joining the Santander Group.  Mr. Couttollenc has experience in mergers and acquisitions, capital markets, project finance, trade solutions and syndicated loans. Mr. Couttolenc holds a degree in Industrial Engineering from Universidad Iberoamericana and an MBA from the McCombs School of Business at the University of Texas.

Alejandro Diego Cecchi González is currently Deputy General Director of Business Strategy since 2017. Prior to this appointment he served as Deputy General Director of Customers from 2016 to 2017. Prior to this position, Mr. Cecchi acted as the Executive Director of the Individual Segment in 2016, Executive

Director of High Income Segment from 2015 to 2016, was Executive Director of SME Segment from 2010 to 2015, Executive Director of SME Segment for Latin America in Banco Santander España from 2008 to 2010, Zonal Director of Individual Segments from 2005 to 2008, Director of SME Segment from 2002 to 2005, he was the head of corporate risk in Uruguay from 1998 to 2000. He studied Economics at The National University of Uruguay and later studied high management at IPADE.

Carlos Hajj Aboumrad has served as Deputy General Director of Corporate Resources and Recoveries since July 2016, and he has served as Executive Director since February 2016. Prior to joining the Santander Group, Mr. Hajj was the General Director of Constructora Hifedar from 2015 to 2016, general Director of Grupo Comercial F.N., from 2013 to 2015. Mr. Hajj, began his career in Grupo Carso, as General Director of Sears de México, Dorians Tijuana, Argos Comunicación, Artes Gráficas Unidas and galas de México from 1988 to 2012. He has served on the boards of directors of Banco Inbursa, Arrendadora Inbursa, Sociedad Financiera Inbursa, Grupo Carso, Grupo Sanborns, Porcelanite, Artes Gráficas Unidas, Sears Roebuck de Mexico and Sears Operadora México. He has a degree in public accounting from the Universidad Anáhuac México.

Pablo Elek Hansberg has been Deputy General Director of Retail since November 2017. During his 15 years of experience, he has held the following positions: Executive Director of Sales and Distribution of Individuals and Pymes from 2016 to 2017, Executive Director of Acquisition of Means of Payment, Consumption and Mortgage from 2014 to 2016, Regional Executive Director Metro Norte during the period of 2012 to 2014, Executive Director Consumer Credit during 2011 and 2012, and Executive Director of Banking for Individuals, SMEs and Payroll from 2008 to 2011. Mr. Elek has a bachelor degree and master’s in business administration from Southern Methodist University.

Maria Fuencisla Gómez Martín is Deputy General Director of Digital and Innovation since September 2020, was appointed Executive Director of Digital Banking from 2018 to August 2020. Prior to joining Santander Mexico, Ms. Gómez was Vice President of Digital Banking at Scotia Bank from 2016 to 2018, with responsibility for digital transformation, omnichannel strategy and digital products, and Chief Commercial Officer of Interjet Airlines from 2013 to 2016, with responsibility for managing distribution channels, customer service, marketing, revenue management and network planning. Prior to joining Interjet, Ms. Gómez was Director of E-Commerce at Liverpool in 2011 and a general manager at Amadeus IT Group Mexico. Ms. Gómez holds a B.A. in Computer Science and a Master’s degree in Information Management from Universidad Pontificia Comillas, a Master’s degree in Digital Marketing and E-Commerce from the Universitat de Barcelona and an MBA from the Escuela Europea de Negocios.

Mr. Griffiths is Head of Technology (US & Mexico),he has been serving as  Chief of Technology Officer for Santander US and Santander Bank since 2016, He was Chief Technology Officer in TD Bank Group from 2011 to 2016, CIO in Credit Card and Insurance in 2013, CIO in TD Securities  Treasury, and Technology Enterprise Services from 2011 to 2013,  Managing Director and Head TSA Advisory, Global Commodities and Emerging Markets (EM) in Barclays Capital New York from 2008 to 2011, Mr. Griffiths was Managing Director and CIO, Global Fixed Income in Lehman Brothers Bank from 2007 to 2008,from 1996 to 2007 he was working in JP Morgan Chase in New York and London from 1996 to 2007 as Managing Director and CIO, Chase Retail Lending, Managing Director and CIO, Equities (Americas), Vice President and Global Program Manager and Associate and Project Manager. Mr. Griffiths holds a Bachelor of Science degree, with honors, in Computer Science from Polytechnic of Wales.

Juan Ignacio Echeverría Fernández was appointed Executive Director of Human Resources in October 2016. During his 22 years of career he has worked in the following positions: Head of Administrative Logistics in Banamex, S.A. from 1996 to 1997, Banker in Corporate Banking Banamex, S.A. during 1997 to 2000, Regional Director in Citibank Mexico from 2000 to 2001, Deputy Director of District Banamex, Citigroup from 2001 to 2005, Sub director Patrimonial Banamex Citigroup from 2005 to 2007, Director of Commercial Strategy, Banco Santander México from 2007 to 2008, Director of Administration and Compensation Human Resources, Banco Santander México from 2008 to 2011, Executive Director of Administration and Compensation, Banco Santander México during the period of 2011 to 2016. Mr.

Echeverria Fernández has a degree in business administration from Universidad Anáhuac del Sur and a MBA from the University of Iowa.

Jesús Santiago Martín Juárez was appointed Executive Director of Operations in 2019. Prior to his current role, Mr. Juarez was Executive Director of Operations and Executive Director of Digital Banking in 2018. Before joining Santander Mexico, Mr. Martín Juarez held several positions at Banco Popular Español, including Director of Organization and Projects (2017), Director of Business Development (2016), Regional Director in Madrid (2011 - 2015), Commercial Director (2013), Chief Information Officer (2005 - 2009), among others. In addition, he served as Vice President at Banco Popular Portugal (2009 - 2011). Mr. Martín Juárez graduated with a degree in Geography and History from the Complutense University of Madrid and holds certificates from various Senior Management programs, including from the International Business School at IESE.

Francisco Jesús Moza Zapatero has served as Executive Director of Consumer Strategy since 2016. Mr. Moza Zapatero has extensive national and international experience in financial services. He has held positions at Santander Bank, Cap Gemini, Ernst & Young and served as Undersecretariat of State both in the Ministry of Foreign Affairs and in the Ministry of Health and Social Policy. Mr. Moza Zapatero graduated with a degree in Economic and Business Sciences from U.N.E.D. and he has a postgraduate degree in Public Management from the University of Navarra.

Juan Ramón Jiménez Lorenzo has been serving as Chief Audit Executive since  2014. He was responsible for the Internal Audit Division in Banco Santander Río, S.A. (Argentina) from 2012 to 2014 after being the Director of the Credit, Operational and Regulatory Internal Audit Division in Banco Santander México from 2005 to 2012. He previously worked in the Internal Audit Division of Banco Santander Parent and Banesto, S.A. from 1996 to 2005. He began his career in Europcar, S.A. as an assistant in the Financial Department from 1993 to 1994. He holds a degree in business administration from Universidad CEU San Pablo (Madrid) and a doctor’s degree in public taxation from Universidad Complutense de Madrid.

B.  Compensation

The Bank considers as key management personnel the directors, the executive officers and the members of our audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. The aggregate amount of compensation and benefits to our executive officers during fiscal year 2020 was Ps.431 million. For the same period, the independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and our Board of Directors received an aggregate compensation of Ps.23.1 million. Only independent directors receive compensation for their duties.

We are not required under Mexican law to disclose on an individual basis the compensation of our executive officers, directors or committee members, and we do not otherwise publicly disclose such information.

The main benefits paid to the executive officers are salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.522 million as of December 31, 2020.

Long-term compensation plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers. This plan provides a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander Parent.

During 2019 and 2020, the Bank recognized Ps.5 million and Ps.6 million, respectively, in the consolidated income statement with respect to this plan.

For more information on personnel expenses relating to the Long-term incentive plan 2015, see Note 42.b to our audited financial statements included elsewhere in this Report.

Bonus payment policies

As a result of an internal policy of Banco Santander Parent, a portion of the annual variable remuneration plan applicable only to a certain group of executive officers is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

Both the deferred and non-deferred portions are paid equally in cash and in shares of the Bank for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

In 2019 and 2020, the Bank recognized in the consolidated income statement an amount of Ps.226 million and Ps.294 million, respectively, for the bonus of the beneficiaries.

See Note 42.c to our audited financial statements included elsewhere in this Report for more details regarding the payment policies for the bonus of the beneficiaries.

C.  Board Practices

Our directors and alternate directors are elected for one-year terms at our ordinary general shareholders’ meeting and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board of Directors despite the expiration of their term until new members of the Board of Directors have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors, were elected at our general annual special shareholders’ meetings Series F and B, held on April 28, 2020 for a period of one year.

The members of our Board of Directors are not entitled to benefits upon termination of employment.

Committees

Pursuant to our bylaws, our Board of Directors has created the following committees, which report to the Board of Directors:

●	Audit Committee;
●	Corporate Practices, Nominating and Compensation Committee;
●	Comprehensive Risk Management Committee; and
●	Remuneration Committee.

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

Pursuant to Mexican law, the members of the Audit Committee must be appointed for their professional qualifications, expertise and reputation. At least one of the members must have broad experience in the financial, auditing and/or internal control sectors. The executives or employees of Banco Santander México cannot be members of the Audit Committee. The Audit Committee must have at least three members and no more than five members, all of whom must be independent members of the Board of Directors, as determined in accordance with the Article 25 of the Mexican Securities Market Law and our bylaws.

Pursuant to Mexican law and our bylaws, the President of the Audit Committee is elected and removed at the general shareholders’ meeting. Such President cannot be the chairman of the Board of Directors. The rest of the members of the Audit Committee are elected and/or removed by the Board of Directors. The Audit Committee’s members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

The current members of our Audit Committee are:

Name	Position	Status
Fernando Ruíz Sahagún	President of the Audit Committee and Independent Director*	Independent*
José Eduardo Carredano Fernández	Independent Director*	Independent*
Antonio Purón Mier y Terán	Independent Director*	Independent*
Guillermo Quiroz Abed	Independent Director*	Independent*

*	As determined in accordance with Article 25 of the Mexican Securities Market Law, our bylaws and the NYSE rules applicable to foreign private issuers.

The Secretary of the Audit Committee is Fernando Borja Mujica and the Assistant Secretary of our Audit Committee is Rocío Erika Bulhosen Aracil.

All of the directors on our Audit Committee are considered independent, as determined in accordance with Articles 25 of the Mexican Securities Market Law and 22 of the Mexican Banking Law. Likewise, all of the members of our Audit Committee are considered independent in accordance with Rule 10A-3 under the Exchange Act, in compliance with the rules of the NYSE applicable to foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

Corporate Practices, Nominating and Compensation Committee

The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

●	Policies and guidelines for the use or enjoyment of the assets that make up the Company's property and acts with related parties;
●	Compliance of the Company with the established corporate practices, and the applicable laws and regulations;
●	Unusual or non-recurring transactions;
●	Organization and strategic succession of Human Resources;
●	Waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;
●	The correct management, conduct and execution of the strategies of the Group and its Financial Entities;
●	The establishment of the elaboration of reports that are presented to the Shareholders' Meeting;
●	The establishment of Policies that promote that the Company's actions take place within the legal framework, and have adequate legal defense;

●	Compensation of members of the Board and Committeess;
●	Appointment, and dismissal of the Chief Executive Officer;
●	Policies of appointment and contribution of the relevant Directors;
●	Policies that set limits on the authority of the Chief Executive Officer and executive officers;
●	A report to the Board of Directors, based on reports of the activities of the Chief Executive Officer and the internal committees;
●	Appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.
●	Organization of human resources;
●	Policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;
●	Proposed compensation to directors and members of committees;
●	Compliance of established corporate practices and compliance with all applicable laws or regulations;
●	The internal criteria and procedures to be followed to determine the composition of the Board of Directors and select those people who intend to serve as directors;
●	The internal criteria and procedures for the selection and continuous evaluation of the CEO, Senior Executive Vice President or similar key officials and other employees responsible for internal control functions or who occupy key positions for the daily conduct of banking activity and who report on your nomination and removal from office and your ongoing evaluation;
●	An evaluation process of the Board and its Directors annually; and
●	Compliance with the corporate practices established in all applicable Laws or regulations aligned with the Government.

The current members of our Corporate Practices, Nominating and Compensation Committee are:

a
Members	Position
Antonio Purón Mier y Terán	Independent Director and President
Fernando Benjamín Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Jesús Federico Reyes Heroles González Garza	Independent Director
Alberto Torrado Martínez	Independent Director

The Secretary of the Corporate Practices Committee is Fernando Borja Mujica and the Assistant Secretary of the Corporate Practices, Nominating and Compensation Committee is Rocío Erika Bulhosen Aracil.

The Corporate Practices, Nominating and Compensation Committee must include at least three members of the Board of Directors, which may be acting members or alternate members, all of whom must be independent, as determined in accordance with Article 25 of the Mexican Securities Market Law and our bylaws. Pursuant to Mexican law and our bylaws, the President of the Corporate Practices Committee is elected and removed by the general shareholders’ meeting. Such President cannot be the Chairman of the

Board of Directors and shall be elected on the basis of his expertise, competence and professional reputation. The Corporate Practices Committee’s members remain in office until they are removed or resign, provided they continue to be members of the board of Directors.

Comprehensive Risk Management Committee

Our Comprehensive Risk Management Committee (Comité de Administración Integral de Riesgos) reports to the Board of Directors as required by local law. This committee proposes objectives, policies and procedures for the management of risk as well as risk exposure limits to the Board of Directors. In addition, our Comprehensive Risk Management Committee approves the methodologies that we use to measure the various types of risks to which we are subject, as well as the models, parameters and scenarios for risk measurement, and monitors market, liquidity, credit, counterparty, legal and operational risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Organizational Structure” for additional information about the committee’s activities. The members of the Comprehensive Risk Management Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

The current members of our Comprehensive Risk Management Committee are:

Members	Position
César Augusto Montemayor Zambrano	Independent Director and President of the Comprehensive Risk Management Committee
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Guillermo Jorge Quiroz Abed	Independent Director
Ricardo Alonso Fernández	Deputy General Director of Risk
Didier Mena Campos*	Chief Financial Officer
Fernando Borja Mujica*	Deputy General Legal and Compliance Director
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo*	Chief Audit Executive
*	No voting rights.

Remuneration Committee

The purpose, composition, authority and responsibilities of our Remuneration Committee (Comité de Remuneraciones), which reports to our Board of Directors, have been established in a charter approved by our Board of Directors in accordance with Mexican law.

The Remuneration Committee’s primary purpose is to assist our Board of Directors in developing norms and policies relating to the administration and evaluation of the compensation plans, that together form our compensation system and to promulgate compensation plan criteria and policies to some of our employees. The Remuneration Committee prepares biannual reports about the administration of our compensation plans and informs the CNBV about modifications to our compensation system.

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

Our Remuneration Committee charter provides that:

●	it must include at least two members of the Board of Directors, one of whom must be independent, who shall be the one presiding;
●	at least one member must have knowledge and experience in risk management or internal controls;
●	the person responsible for the Comprehensive Risk Management Unit shall be a member;
●	a representative from the Human Resources division shall be a member;
●	a representative from the Financial Planning or Budget Division shall be a member; and
●	the internal auditor may participate without voting rights.

The Remuneration Committee must meet every quarter, and at least a majority of its members must be present; provided, that an independent director shall at all times be present. The meetings and resolutions adopted at Remuneration Committee meetings must be documented in minutes signed by all of the members who are present.

The current members of our Remuneration Committee are:

Name	Position
Antonio Purón Mier y Terán	Independent Director
Fernando Benjamín Ruiz Sahagún	Independent Director
José Eduardo Carredano Fernández	Independent Director
Juan Ignacio Echeverria Fernández	Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo*	Chief Audit Executive
Ricardo Alonso Fernández	Deputy General Director of Risk
*	No voting rights.

The Secretary of the Remuneration Committee is Fernando Borja Mujica, and the Assistant Secretary is Rocío Erika Bulhosen Aracil.

The members of the Remuneration Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

D.  Employees

As of December 31, 2020, we had 21,183 employees, an approximately 6.7% increase since December 31, 2019. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 6,770 or 32.0%, were members of the Banco Santander México labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2020. We negotiate salaries with our union on an annual basis and benefits every two years (general working conditions), as required under Mexican law. In 2020 and in 2019, the collective bargaining agreement relating to salaries was renewed and in 2020 the benefits was renewed. Our collective bargaining agreement applies only to our unionized employees. While terms of employment are generally the same for unionized and non-unionized employees, benefits may differ. As of December 31, 2020, the Bank had 562 temporary employees, which represented 2.7% of our total employees.

The following chart summarizes the number and type of our employees as of December 31, 2018, 2019 and 2020.

	As of December 31,
Employees	2018	2019	2020
Executives	118	118	118
Professionals	8,177	8,741	8,570
Administrative	10,684	10,998	12,495
Total	18,979	19,857	21,183

With the goal of mitigating and controlling the potential spread of COVID19 pandemic, the Bank established guidelines and strategies to prevent and reduce transmission among employees, provide a safe return to the office and allow labor activities to continue, including the following:

●	Providing additional protection to employees at higher risk for severe illness through supportive policies and practices, such as working from home;
●	Providing disposable facemasks and hand sanitizer;
●	Encouraging social distancing to workers;
●	Establishing protocol for preventive home isolation for employees suspected or confirmed to have COVID-19 pandemic; and
●	Encouraging employees to speak up though the whistleblower channel, in order to identify and mitigate non-compliance with COVID-19 pandemic protocols.

E.  Share Ownership

The following table provides the names of our directors and executive officers, indicating who beneficially owned shares as of the date of this annual report.

Shareholder	Number of Series B Shares Owned	Percentage of Outstanding Series B Shares	Percentage of Total Share Capital
Laura Renee Diez Barroso Azcárraga	—	—	—
Héctor Blas Grisi Checa	438,860	(1)	(1)
Magdalena Sofia Salarich Fernandez de Valderrama	—	—	—
Francisco Javier García-Carranza Benjumea	—	—	—
Ángel Rivera Congosto (2)	425,383	(1)	(1)
Rodrigo Brand de Lara	235,743	(1)	(1)
Didier Mena Campos	234,201	(1)	(1)
César Augusto Montemayor Zambrano	—	—	—
Bárbara Garza Laguera Gonda	—	—	—
Juan Ignacio Gallardo Thurlow	—	—	—
José Eduardo Carredano Fernández	—	—	—
Guillermo Jorge Quiroz Abed	—	—	—
Antonio Purón Mier y Terán	—	—	—
Fernando Benjamín Ruíz Sahagún	—	—	—
Alberto Torrado Martínez	—	—	—
María de Lourdes Melgar Palacios	—	—	—
Jesús Federico Reyes Heroles González Garza	—	—	—
Rogelio Zambrano Lozano	—	—	—
Guillermo Francisco Vogel Hinojosa	—	—	—
Joaquin Vargas Guajardo	—	—	—
Fernando Borja Mujica	65,853	(1)	(1)
Emilio de Eusebio Saiz	65,874	(1)	(1)
Ricardo Alonso Fernandez	117,750	(1)	(1)
Pablo Fernando Quesada Gómez	191,612	(1)	(1)
Juan Ramón Jiménez Lorenzo	65,775	(1)	(1)
Alejandro Diego Cecchi González	67,542	(1)	(1)
Carlos Hajj Aboumrad	93,380	(1)	(1)
Pablo Elek Hansberg	67,542	(1)	(1)
Juan Ignacio Echeverría Fernández	180,501	(1)	(1)
Maria Fuencisla Gómez Martin	37,993	(1)	(1)
Jesús Santiago Martin Juarez	42,762	(1)	(1)
Octaviano Carlos Couttolenc	72,870	(1)	(1)
Daniel Griffiths	—	—	—
Francisco José Moza Zapatero	103,897	(1)	(1)
(1)	Beneficially owns less than 1% of each of our outstanding Series B shares and our total outstanding share capital.

(2)	Resigned from his position as Vice-president of Retail Banking effective October 2020.

Shares held by members of our Board of Directors and our executive officers do not have voting rights different from shares held by our other shareholders.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of the date of this Report, our holding company, Grupo Financiero Santander México, directly owns approximately 74.96% of our total capital stock. Banco Santander Parent owns 100% of the capital stock of Grupo Financiero Santander México. Banco Santander Parent also directly owns 16.68%, and as a result is our controlling shareholder with a total aggregate ownership of 91.64% of our share capital. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2020, based on publicly available annual reports. The Santander Group had a gross margin of €44,279 million, CET1 fully loaded capital ratio of 12.34% and a market capitalization of €44,011 million as of December 31, 2020, and net income attributable to shareholders of €8,771 million in 2020. As of December 31, 2020, the Santander Group had 11,236 branches and a presence in 9 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems. In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management. Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Parent, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The following table presents the beneficial ownership of our capital stock as of the date of this Report.

		Percentage of		Percentage of		Percentage of
	Series	Outstanding Series	Series B	Outstanding Series	Total Number	Total Capital
Name	F Shares(1)	F Shares	Shares(1)	B Shares	of Shares(1)	Stock
Grupo Financiero Santander México, S.A. de C.V.	3,464,309,145	100.00%	1,623,491,117	48.86%	5,087,800,262	74.96%
Banco Santander, S.A.	—	0.00%	1,132,168,074	34.07%	1,132,168,074	16.68%
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	—	1,340	0.01%	1,340	0.00%
Minority shareholders	—	—	567,024,681	17.06%	567,024,681	8.35%
Total Capital Stock	3,464,309,145	100.00%	3,322,685,212	100.00%	6,786,994,357	100.00%

(1)	Number of shares represented by Total Shareholders’ Equity does not include shares held in treasury.
(2)	Based on par value of Ps.3.780782962 per share.

According to our depository bank, as of the date of this annual report, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2020 there were a total of 70 ADR holders of record and as of March 1, 2021 there were  148,285,437 ADRs outstanding, representing 741,427,185 Series B shares or 22.3% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

In October 2012, our Former Holding Company completed an SEC-registered initial public offering in the United States and in other countries outside of the United States and Mexico of 273,913,200 ADSs, each representing five Series B shares, including 35,681,039 ADSs sold to the international underwriters pursuant to their option to purchase additional ADSs, and a public offering in Mexico of 319,977,408 Series B shares, including 41,736,184 Series B shares sold to the Mexican underwriters pursuant to their option to purchase additional shares. The Former Holding Company’ s ADSs began to trade on the NYSE, under the symbol “BSMX” on September 26, 2012, and the Series B shares continued to trade on the Mexican Stock Exchange under the symbol “SANMEX.”

On October 30, 2017, we filed a registration statement on Form F-4 to register our Series B shares in connection with our merger with our Former Holding Company. The registration statement was declared effective on December 7, 2017. On January 29, 2018, as a result of the Merger, the Former Holding Company’s shares were cancelled and each shareholder of the Former Holding Company received one share of Banco Santander México. Immediately upon effectiveness of the Merger, Banco Santander Parent contributed all of the shares it held in Banco Santander México to our holding company, Grupo Financiero Santander México, which was incorporated by Banco Santander Parent as a new holding company in Mexico wholly owned by Banco Santander Parent. As a result of such contribution, our holding company owns 74.96% of our capital stock.

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. As a result of the Exchange Offer, Banco Santander Parent directly owns 16.68% of our Series B shares and in the aggregate owns 91.64% of our share capital.

On June 15, 2020, Santander Global Facilities, as vendor, and Gesban México Servicios Administrativos Globales, S.A. de C.V. , as purchaser, signed the Purchase Agreements, by which the former transferred to the latter ownership of the shares it held in Banco Santander México.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

B.  Related Party Transactions

Loans to Related Parties

Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law (Ley de Instituciones de Crédito) regulates and limits loans and other transactions pursuant to which related parties may be liable to a bank. Transactions covered under the Articles are deposits, any type of loans, restructurings and amendments to such loans, net derivatives positions and investments in securities other than equity securities. For purposes of these provisions, the term “related parties” refers to (1) holders, either directly or indirectly, of 2% or more of our or any of our subsidiaries’ shares; (2) our or any of our subsidiaries’ principal and alternate Board members; (3) relatives of a Board member or of any person specified in (1) and (2) above; (4) any person not our officer or employee who, nevertheless, is empowered to contractually bind us; (5) any corporation (or its directors or executive employees) in which we or any of our subsidiaries owns, directly or indirectly, 10% or more of its equity stock; (6) any corporation who has a director or officer in common with us or any of our subsidiaries; or (7) any of our directors or officers holds 10% or more of the outstanding capital stock. The majority of our Board of Directors must approve such loans. Before approval, however, the loan must undergo our customary review procedures for loans, which will vary depending on the nature and amount of the loan, except that such loans must always be reviewed and recommended by the highest loan review committee at the management level, and must be recommended by a special committee of directors responsible for reviewing our largest loans and all loans falling within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law. In addition, certain filings must be made with the CNBV with respect to such loans. Loans to individuals in amounts less than the greater of (1) two million UDIs (Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation) or (2) 1% of a bank’s Tier 1 net capital are exempt from such provisions. Loans to related parties may not exceed 35% of a bank’s Tier 1 capital. The CNBV may, upon request, grant exemptions from these provisions. In our case, all loans to individuals who are related parties, regardless of the amount, are approved by our Board of Directors.

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

As of December 31, 2020, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.60,856 million (U.S.$3,056.8 million), respectively, which included loans granted to our subsidiaries Santander Consumo and Santander Inclusión Financiera for Ps.38,000 million (U.S.$1,908.7 million) and Ps.343 million (U.S.$17.2 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors.  According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, all of the loans granted to related parties have a credit quality of A1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

We have granted loans to our directors (excluding directors who are also executive officers) of Ps.0.6 million, Ps.0.6 million and Ps.1.7 million as of December 31, 2018, 2019 and 2020, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.48 million, Ps.102 million and Ps.124 million as of December 31, 2018, 2019 and 2020, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2018, 2019 and 2020, 82%, 88% and 92% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

●	The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2020 was 5.7055%.
●	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2020
Nature of loan and transaction	Mortgage (1)				Credit lines (2)
in which incurred	Largest amount		Amount		Largest amount		Amount		Total amount
	outstanding (3)		outstanding		outstanding (3)		outstanding		outstanding
	(Millions of pesos)
Officer 1	Ps.	20.00	Ps.	19.69	Ps.	—	Ps.	—	Ps.	19.69
Officer 2		8.00		7.57		—		—		7.57
Officer 3		18.34		17.78		1.53		1.30		19.08
Officer 4		—		—		1.00		0.34		0.34
Officer 5		—		—		1.50		1.47		1.47
Officer 6		—		—		1.00		0.36		0.36
Officer 7		14.26		9.83		1.50		0.78		10.61
Officer 8		18.60		18.46		—		—		18.46
Officer 9		14.72		12.33		0.50		0.30		12.63
Officer 10		17.71		17.31		—		—		17.31
Officer 11		6.96		6.17		—		—		6.17
Total	Ps.	118.59	Ps.	109.13	Ps.	7.03	Ps.	4.55	Ps.	113.68

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2020.
(2)	Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2020.
(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.), Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A., Santander Capital Structuring, S.A. de C.V., Zurich Santander Seguros México, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.

We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

●	Santander Global Technology, S.L.;
●	Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.), for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;
●	Santander Capital Structuring, S.A. de C.V. for a commercial loan portfolio granted and its related fee commissions;
●	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;
●	Santander Global Operations, S.A. (formerly, Geoban, S.A.), for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and
●	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2018, 2019 and 2020:

	As of
	December 31, 2018		December 31, 2019		December 31, 2020
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
ASSETS
Financial assets held for trading -
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	69,178	—	60,737	—	109,651	—
Banco Santander – Chile			—	138	—	154
Other	—	9	—	—	—	—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions –
Of which -
Banco Santander, S.A. (Spain)	13,127	—	—	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.,.	—	2,178	—	1,915	—	1,458
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	3,472	—	11,334	—	26,415	—
Loans and advances to customers -
Of which -

Santander Capital Structuring, S.A. de C.V.	—	1,296	—	2,204	—	2,337
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	1,745	—	1,687	—	882
Key management personnel *	—	2,430	—	2,992	—	5,507
Other Intangible assets -
Of which -
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	3,403	—	4,120	—	4,211
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	864	—	809	—	701
Ingeniería de Software Bancario, S.L.	—	—	—	—	—	—
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	78	—	78
Santander Brasil Tecnología, S.A (formerly Isban Brasil, S.A.)	—	11	—	11	—	11
OTHER ASSETS
Of which -
Santander Digital Assets, SL				53		—
Abbey National Treasury Services plc.	—	—	—	—	—	—
Zurich Santander Seguros México, S.A.	—	1,108	—	1,278	—	1,285
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	—	—	—	—	310
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	153	—	163	—	171
Other	—	63	—	65	—	94

LIABILITIES AND EQUITY
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	37,082	—	51,998	—	111,873	—
Banco Santander International	—	3	—	—	—	—
Other	—	2	—	—	—	—
Other financial liabilities at fair value through profit or loss-
Of which -
Customer deposits - Repurchase agreements
Casa de Bolsa Santander, S.A. de C.V.	—	9,270	—	5,010	—	4,065
Other	—	17	—	18	—	53
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	34,525	—	10,598	—	1,447	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	394
Santander Bank, National Association	—	—	—	—	—	63
Banco Santander (Brazil)		—	—	213	—	107
Other	—	87	—	84	—	16
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	28,109	—	26,987	—	—	—
Grupo Financiero Santander México, S.A. de C.V.	—	—	—	—	—	—
Customer deposits -
Of which -
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	153	—	73	—	99
Grupo Financiero Santander México, S.A. de C.V.	—	—	—	18	—	55
Santander Global Facilities, S.A. de C.V.	—	335	—	411	—	1,475
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	49	—	35	—	26
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	377	—	445	—	323
Grupo Alcanza	—	—	—	—	—	—
Santander Capital Structuring	—	379	—	217	—	632
Other (*)	—	1,350	—	1,057	—	6,187
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	969	—	930	—	978	—
Other	—	11	—	29	—	73
Other financial liabilities -
Banco Santander, S.A. (Spain)	686	—	656	—	717	—
Casa de Bolsa Santander, S.A. de C.V.	—	37	—	90	—	39
Santander Investment Securities Inc.	—	—	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	408	—	493	—	542
Other	—	56	—	61	—	46
OTHER LIABILITIES
Banco S3 México, S.A., Institución de Banca Múltiple	—	43	—	58	—	1
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	128	—	972	—	1,185
Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)	—	—	—	—	—	—
Santander Back-offices Globales Mayorista	—	—	—	16	—	13
Ingeniería de Software Bancario, S.L.	—	—	—	—	—	—
Other	—	4	—	11	—	82
(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.
(*)	As of December 31, 2020 and 2019, includes Ps.5,883 million and Ps.940 million, respectively, related to key management personnel transactions.

The following table set forth our income and expense from related parties for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018				2019				2020
	Ultimate Parent		Other Related		Ultimate Parent		Other Related		Ultimate Parent		Other Related
	Company		Party		Company		Party		Company		Party
	(Millions of pesos)
INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	Ps.	144	Ps.	—	Ps.	22	Ps.	—	Ps.	1	Ps.	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		107		—		112		—		84
Casa de Bolsa Santander, S.A. de C.V.		—		127		—		91		—		41
Santander Capital Structuring, S.A. de C.V.		—		120		—		164		—		176
Other		—		1		—		1		—		2
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)		1,765		—		1,536		—		1,310		—
Casa de Bolsa Santander, S.A. de C.V.		—		1,824		—		669		—		304
Banco S3 México, S.A., Institución de Banca Múltiple		—		44		—		37		—		41
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		7		—		—		—		—
Santander Global Facilities, S.A. de C.V.		—		32		—		38		—		52
Other		—		45		—		39		—		30
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)		6		—		12		—		8		—
Santander Investment Securities Inc.		—		6		—		—		—		—
Casa de Bolsa Santander, S.A. de C.V.		—		292		—		115		—		55
Zurich Santander Seguros México, S.A.		—		4,645		—		4,986		—		4,031
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		1,564		—		1,567		—		1,608
Other		—		—		—		39		—		25
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)		2		—		2		—		2		—
Santander Global Facilities, S.A. de C.V.		—		—		—		161		—		135
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		60		—		105		—		110
Casa de Bolsa Santander, S.A. de C.V.		—		—		—		31		—		34
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		16		—		14		—		17
Santander Investment Securities Inc.		—		—		—		—		—		—
Other		—		8		—		—		—		—
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)		2,145		—		(19,135)		—		(24,086)		—
Banco Santander – Chile		—		—		—		134		—		(26)
Abbey National Treasury Services plc.		—		56		—		—		—		—
Other		—		19		—		12		—		(20)
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.		—		44		—		37		—		20
Santander Digital Assets, S.L.								62		—		22
Casa de Bolsa Santander, S.A. de C.V.		—		113		—		53		—		55
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		62		—		69		—		79
Other		—		29		—		44		—		37

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)		335		—		398		—		464		—

Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	1,804	—	2,147	—	2,875
Santander Global Facilities, S.A. de C.V.	—	517	—	368	—	446
Ingeniería de Software Bancario, S.L.	—	—	—	—	—	—
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	54	—	59	—	55
Santander Back-offices Globales Mayorista, S.A.	—	47	—	49	—	71
Universia México, S.A. de C.V.	—	—	—	22	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	88	—	—	—	—
Santander Global Operations, S.A. (formerly Geoban, S.A.)	—	75	—	60	—	—
Aquanima México, S. de R.L. de C.V.	—	53	—	71	—	74
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	7	—	—	—	—
Other	—	34	—	30	—	143

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal Proceedings

We are subject to certain claims and are party to certain legal proceedings in the normal course of our business. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our financial condition or results. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our affiliates or subsidiaries or has a material interest adverse to us or to our affiliates or subsidiaries.

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2020, we have recognized Ps.1,898 million (U.S.$95 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e to our financial statements included elsewhere in this Report.

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

Dividends and Dividend Policy

On June 29, 2018, we paid a dividend of Ps.4,279 million, equal to Ps.0.6314 per share. On December 28, 2018, we paid a dividend of Ps.4,949 million equal to Ps.0.7292 per share. On May 28, 2019, we paid a dividend of Ps.4,843 million equal to Ps.0.7135 per share. On December 27, 2019, we paid a dividend of Ps.5,450 million equal to Ps.0.8030 per share. In  2020, due to the effects of the COVID-19 pandemic and by recommendation of the CNBV, the Bank refrained from approving the payment of dividends derived from the fiscal year 2019 and the previous fiscal years.

Our current dividend policy was approved by our Board of Directors on October 31, 2019, and seeks to define the criteria for the Bank's distributable benefits and is an element to consider in setting the capital objectives and capital planning of Banco Santander México, which must be consistent with the Santander Group's capital planning. The declaration and payment of dividends in respect of any period is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements, our shareholders having approved our financial statements and the payment of dividends, and such other factors as may be deemed relevant at the time. We cannot assure that we will pay any dividends in the future.

The declaration, payment and amount of any dividend are considered and proposed by our Board of Directors and approved at the general shareholders’ meeting by the affirmative vote of a majority of our shareholders in accordance with the applicable regulatory, corporate, tax and accounting rules and are subject to the statutory limitations set forth below.

Under Mexican law, dividends may only be paid from retained earnings resulting from the relevant year or prior years’ results if (i) the legal reserve has been created or maintained, by annually segregating 5% of net earnings, until the legal reserve equals at least 20% of the fully paid-in capital, (ii) shareholders, at a duly called meeting, have approved the results reflecting the earnings and the payment of dividends, and (iii) losses for prior fiscal years have been repaid or absorbed. The Mexican income tax law also sets forth an additional 10% tax over dividends paid when they are distributed to Mexican individuals or to companies or individuals based abroad, applicable to payments in connection with dividends generated since 2014 (for dividends related to years prior to 2014, the tax is not applicable). This additional tax is paid through its withholding and constitutes a definitive payment in charge of the shareholders. Treaties to avoid double taxation may be applied to foreigners.

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2020, Banco Santander México (on an individual basis) had set aside Ps.25,446 million in legal reserves compared to paid-in capital of Ps.29,799 million, and thus was in compliance with the regulations pertaining to its legal reserve.

B.  Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offering and Listing Details

Our ADSs are currently traded on the NYSE, under the symbol “BSMX”. Our Series B shares are currently traded on the Mexican Stock Exchange under the symbol “BSMX”.

B.  Plan of Distribution

Not applicable.

C.  Markets

Before de Merger, the Former Holding Company’s Series B shares were traded on the BMV under the symbol “SANMEX”. The listing of the Former Holding Company’s Series B shares on the BMV was cancelled on January 26, 2018.

On January 29, 2018 upon consummation of the Merger, our ADSs representing Series B shares began to trade on the NYSE. Our ADSs are listed on the NYSE under the symbol “BSMX”. Our Series B shares currently trade on the Mexican Stock Exchange under the symbol “BSMX”. For information regarding the price history of our ADSs and Series B shares, see “—A. Offering and Listing Details.”

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (BMV), located in Mexico City, is one of two stock exchanges in Mexico (the other stock exchange being BIVA). Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly traded variable capital corporation. Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain U.S. markets.

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

Mexican Securities Market Law

The current Mexican Securities Market Law was enacted on December 5, 2005, and published in the Federal Official Gazette, and became effective on June 30, 2006. The Mexican Securities Market Law

changed Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions.

In particular, the Mexican Securities Market Law:

●	establishes the publicly traded variable stock corporation (sociedad anónima bursátil), a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law, but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;
●	includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in Mexico;
●	includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;
●	establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;
●	expands and strengthens the role of the board of directors of public companies;
●	defines the standards applicable to the Board of Directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);
●	generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;
●	improves the rights of minority shareholders and sets forth the requirements for shareholders’ derivative suits;
●	defines applicable sanctions for violations under the Mexican Securities Market Law;
●	regulates certain Mexican securities traded in the Mexican securities market, including certificados bursátiles; and
●	fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

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

These requirements relate to the issuer’s financial condition and capital structure, among others. The CNBV may waive some of these requirements in certain circumstances.

The CNBV’s approval for registration does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV.

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

Reporting Obligations

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and to provide periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports with the CNBV:

●	a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 or June 30 (depending on the listed security) of each year;
●	quarterly reports, within 20 days following the end of each of the first three quarters and 40 days following the end of the fourth quarter;
●	monthly reports, only with respect to certain securities and under certain circumstances, within 15 days following the end of each month;
●	reports disclosing material information promptly;
●	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved or to be approved by a shareholders’ meeting or the Board of Directors; and
●	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries’) assets by related persons.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to publicly disclose information that relates to any event or circumstance that could influence the issuers’ share price. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that the relevant issuer inform the public of the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify the information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

●	the issuer implements adequate confidentiality measures (including maintaining a log with information relating to parties in possession of the confidential information);
●	the information is related to incomplete transactions;
●	there is no misleading public information relating to the material event; and
●	no unusual price or volume fluctuation occurs.

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations as described above, under the Mexican Securities Market Law and the General Regulations, the Mexican Stock Exchange may suspend trading in an issuer’s securities:

●	if the issuer does not disclose a material event;
●	if the issuer provides incomplete or confusing information with respect to the securities or if such information does not comply with the requirements set forth in the General Provisions;
●	to prevent disorderly conditions or transactions that jeopardize sound market uses, customs and practices (sanos usos y prácticas del mercado) with respect to the securities; or
●	if the issuer ceases to comply with the requirements to maintain the trading of the securities.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension. An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements. If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading. If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose before trading may resume a description of the causes that resulted in the suspension and the reasons why it has been authorized to resume trading.

Furthermore, the CNBV may request that the Mexican Stock Exchange suspends the trading of the issuer’s securities for 60 business days, in order to prevent disorderly conditions or transactions that jeopardize sound market uses, customs and practices (sanos usos y prácticas del mercado) or when the issuer fails to comply with the provisions of the Mexican Securities Market Law or the General Provisions.

Certain Disclosures

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities:

●	members of a listed issuer’s Board of Directors;

●	shareholders controlling 10% or more of a listed issuer’s outstanding capital stock;
●	certain advisors;
●	groups controlling 25% or more of a listed issuer’s outstanding capital stock; and
●	other insiders.

These persons must also inform the CNBV of the effect of the transactions within three days following their completion, or, alternatively, that the transactions have not been consummated. In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding capital stock must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

Any acquisition by an insider that results in the insider holding an additional 5% or more of a public company’s outstanding capital stock must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition. Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five-day period and that exceed certain value thresholds. Shareholders and Board members and officers as well as individuals owning, respectively, 5% or 1% of our outstanding shares are required to report to the issuer, on a yearly basis, their shareholdings. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be taken into account in the calculation of share ownership percentages.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made to all shareholders on a pro rata basis, without differentiating between classes of shares. Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (a) the percentage of the capital stock intended to be acquired or (b) 10% of the company’s outstanding capital stock. Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The Board of Directors, with the advice of the corporate practices committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion. Directors and principal officers are required to disclose whether they will participate in the tender.

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

Anti-Takeover Protections

The Mexican Securities Market Law provides that publicly traded companies may include anti-takeover provisions in their bylaws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against the approval of such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party. Our bylaws do not include any such provisions.

Board of Directors and Committees

Under the Mexican Securities Market Law, public companies must have a Board of Directors composed of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV. As a departure from legislative precedents, the Mexican Securities Market Law permits then acting members of the Board of Directors to select, under certain circumstances and on a temporary basis, new members of the Board of Directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

●	determine general strategies applicable to the issuer;
●	approve guidelines for the use of corporate assets;
●	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;
●	approve unusual or non-recurrent transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;
●	approve the appointment or removal of the chief executive officer;
●	approve accounting and internal control policies; and
●	approve policies for disclosure of information.

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

The committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders’ meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide a report to the Board of Directors.

The audit committee’s principal role is to supervise the external auditors of the issuer, analyze the external auditor’s reports, inform the Board of Directors in respect of existing internal controls, supervise the execution of related-party transactions, require the issuer’s executive to prepare reports when deemed necessary, inform the Board of any irregularities that it encounters, supervise the activities of the issuer’s chief executive officer and provide an annual report to the Board of Directors.

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

The duty of loyalty primarily consists of acting for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity. The duty of loyalty is breached if the director discloses false or misleading information or fails to register (or cause the registration of) any transaction in the issuer’s records that could affect its financial statements or if the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies, discloses false or misleading information, orders or causes material information not to be disclosed or to be modified. The violation of the duty of loyalty subjects the offending director to joint liability for damages and losses caused to the issuer and its subsidiaries. Liability for breach of the duty of loyalty may not be limited by the company’s bylaws, by resolution of a shareholders’ meeting or otherwise.

Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the issuer (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding shares.

As a safe harbor for directors, the liabilities specified above will not be applicable if the director acted in good faith and (i) complies with applicable law and the bylaws, (ii) facts based upon information are provided by officers or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, (iii) selects the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

Under the Mexican Securities Market Law, the issuer’s chief executive officer and principal executives are also required to act for the benefit of the company and not of a shareholder or group of shareholders. These executives are required to submit to the Board of Directors for approval the principal strategies for the business, to submit to the audit committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Disclosure of Shareholders’ Agreements

Any shareholders’ agreements containing non-compete clauses, any agreements related to the sale, transfer or exercise of preemptive rights, any agreements which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering, must be notified to the company within five business days following their execution in order to allow the company to disclose such agreements to investors through the stock exchanges on which its securities are being traded to the public through an annual report prepared by the company. These agreements (i) will be available for the public to review at the company’s offices, (ii) will not be enforceable against the company, and a breach of such agreements will not affect the validity of the vote at a shareholders’ meeting, and (iii) will only be effective between the parties once they have been disclosed to the public.

Miscellaneous

The Mexican Securities Market Law also specifies that any transaction or series of transactions that, during any fiscal year, represent 20% or more of the consolidated assets of the issuer, must be considered and approved by a meeting of shareholders of any public company.

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder’s meeting and request that voting on resolutions in respect of which they were not sufficiently informed, be postponed. Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder. These provisions have seldom been invoked in Mexico and, as a result, how a competent court may interpret these provisions is uncertain.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

General

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of Mexico, including those of the CNBV, all as in effect as at the date of this Report. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to this Report.

We are currently organized as a corporation (sociedad anónima) under the laws of Mexico. A copy of our draft bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this Report. Our corporate domicile is Mexico City, and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Alcaldía Alvaro Obregón, Ciudad de México, Mexico. Our telephone number is +55 5257-8000.

Issued Share Capital

Our capital stock is divided into two series of shares, Series F shares and Series B shares. Series F shares may only be transferred with the prior approval of the CNBV. Series B shares may be purchased by Mexican or non-Mexican individuals or entities, subject to certain transfer restrictions. Series B shares may only represent up to 49% of our issued and outstanding capital stock. Since January 29, 2018,our Series B shares have been registered with the RNV and listed on the Mexican Stock Exchange.

As of the date of this Report, our capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, we have 331,811,068 Series F shares and 318,188,932 Series B shares authorized, unsubscribed and held in treasury.

Corporate Purpose

Our bylaws provide that our corporate purpose includes, the provision of banking services provided for in the Mexican Banking Law, thus, we can provide all of the services listed in article 46 of such law and other applicable legal and administrative rules and in compliance with the best banking and corporate practices.

Registration and Transfer of Shares

As of January 29, 2018, our Series B shares have been registered with the RNV maintained by the CNBV. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding Series B shares, prior to the cancellation.

Our shares are evidenced by share certificates in registered form. The certificates evidencing our shares are and will continue to be deposited with the Mexican depository institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval, and maintained in book-entry form with institutions which have accounts with Indeval. Indeval is the holder of record in respect of all of the shares of our capital stock. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. Ownership of our shares is evidenced by certificates issued by Indeval, together with certificates issued by Indeval’s account holders. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding shares through institutions that maintain accounts with Indeval, will be recognized as our shareholders. Pursuant to Mexican law, any transfer of shares must be registered in our stock registry or through book entries that may be traced back from our stock registry to the records of Indeval.

In accordance with the LIC, LMV and our by-laws, any person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, acquire our Series B shares, in terms of article 17 of the LIC.  In case any person(s) or entity(ies) intend to acquire directly or indirectly more than 5% (five percent) of our Series B shares or grant a guarantee on the shares representing such percentage, the prior authorization of the CNBV is required. In case a person or a group of persons (shareholders or not) intend to purchase 20% (twenty percent) or more of our Series B shares or to obtain the Bank’s control, the prior authorization of the CNBV is required.

Additionally, the persons who acquire or transfer Series B shares for more than 2% (two percent) shall give notice to CNBV within 3 (three) business days following the purchase or the transfer.

Foreign governments shall not participate, directly or indirectly, in the Bank’s capital stock, save in cases provided for by article 13 of the LIC.

In addition, our Series F shares may only be transferred with the prior approval of the CNBV.

Voting Rights

Holders of Series F or Series B shares are entitled to one vote per share and such shares shall, within each series, confer its holders with the same rights. Holders of our shares do not have cumulative voting rights, which generally are not available under Mexican law.

Repurchase Fund

The Board of Directors of Banco Santander México at its meeting held on January 25, 2018, approved the “Shares Acquisition and Placement Policy”, and by means of the Ordinary Shareholders Meeting dated February 21, 2018, the Bank’s Repurchase Fund was approved with an amount of approximately Ps.12,800 million pesos. The Repurchase Fund was established on May 22, 2018. As of December 31, 2020, 5,671,453 shares had been repurchased pursuant to this fund for an aggregate amount of Ps.115 million (calculated using a price of Ps.20.31 per share, the closing price of our shares on the BMV as of December 31, 2020).

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

Pursuant to the Mexican Banking Law, our Corporate Practices Committees must issue an opinion with regard to, among others, transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors.

Shareholders’ Meetings

Calls

Under Mexican law and our bylaws, shareholders’ meetings may be called by:

●	our Board of Directors;
●	shareholders representing at least 10% of our outstanding capital stock who request that the Chairman of our Board of Directors or the Chairman of either our Corporate Practices Committee or Audit Committee call a shareholder meeting;
●	a Mexican court of competent jurisdiction, in the event the Board of Directors does not comply with a valid request of the shareholders described immediately above;
●	the Audit Committee and the Corporate Practices Committee; and
●	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in annual shareholders’ meetings.

Calls for shareholders’ meetings will be required to be made in the electronic system managed by the Ministry of Economy, at least 15 days before the scheduled date of the shareholders’ meeting in the case of first call. If the shareholders’ meeting is not held on the scheduled date, then a second call explaining the circumstances shall be made within a period not greater than 15 business days from the date established in the first call. The second call shall be published at least 5 business days in advance of the rescheduled shareholders’ meeting. Calls need to specify the place, date and time as well as the matters to be addressed at the meeting. From the date on which a call is made until the date of the corresponding meeting, all relevant information will have to be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry or present evidence of the deposit of their shares with Indeval or other authorized securities depositary, coupled with a certificate issued by a participant of Indeval or such depositary.

Shareholders’ Meetings

General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings. Shareholders may also hold special meetings of a given series (as for example, meetings of Series B shareholders, as a means to exercise their rights or discuss any matters that may affect such series).

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year during the first four months following the end of each fiscal year to:

●	approve financial statements for the preceding fiscal year prepared by our chief executive officer and the report of the Board of Directors;
●	elect or ratify directors;
●	appoint or ratify the Chairmen of the Audit Committee and the Corporate Practices Committee;
●	discuss and approve the Audit Committee’s and the Corporate Practices Committee’s annual report;

●	determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends); and
●	determine the maximum amount of funds allocated to share repurchases;

General extraordinary shareholders’ meetings will be those called to consider:

●	an extension of our duration or voluntary dissolution;
●	an increase or decrease in our capital stock;
●	any change in our corporate purpose or nationality;
●	any merger, spin-off or transformation into another type of company;
●	any issuance of preferred stock;
●	the redemption of shares with retained earnings;
●	any amendment to our bylaws;
●	any amendment to our Statutory Responsibilities Agreement;
●	the cancellation of the registration of shares at the RNV or any stock exchange (except for automated quotation systems); or
●	the issuance of treasury shares for its further issuance in the stock markets.

A special shareholders’ meeting, comprising a single class of shares (such as our Series B shares), may be called if an action is proposed to be taken that may only affect such class. The quorum for a special meeting of shareholders and the vote required to pass a resolution at such meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding shares of the series that is the subject of the special meeting of shareholders.

The attendance quorum for a general ordinary shareholders’ meeting will be 50% of the outstanding capital stock; and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called during which resolutions may be approved by the majority of the capital stock present, regardless of the percentage of outstanding capital stock represented at such meeting. The attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 50% of the capital stock must be represented. In either case, resolutions must be taken by the vote of at least 50% of our outstanding capital stock, except for resolutions in respect of the cancellation of the registration of shares at the RNV or any stock exchange which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Dividends

Our Board of Directors must submit our financial statements for the previous fiscal year, proposed by our chief executive officer and supplemented by a report of our Board of Directors, for approval at our ordinary shareholders’ meeting. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our bylaws, prior to any distribution of dividends, 5% of our earnings must be allocated to a legal reserve fund until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated for the repurchase of shares. The remaining balance, if any, may be distributed as dividends.

Changes to Capital Stock

Our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our bylaws, which amendment shall be previously approved by the CNBV. Increases or decreases in our capital stock must be recorded in our capital variations register. New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Our bylaws provide that we may issue treasury shares that may be offered for subscription and payment by the public, provided that:

●	the general extraordinary shareholders’ meeting approves the maximum amount of the increase of our capital stock, and the terms and conditions for the issuance of the non-subscribed shares;
●	subscription of the shares representing the increase in the capital stock is made through a public offering, and such shares must be registered in the Mexican National Securities Registry, in accordance with the Mexican Securities Market Law; and
●	the subscribed and paid amount of our capital stock must be disclosed when our authorized capital, including any issued and unsubscribed shares, is made public.

Election of Directors

Our Board of Directors may consist of up to 15 members and currently consists of eleven directors and eleven alternate directors. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law and the Mexican Banking Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

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

Pursuant to the Mexican Banking Law, none of the following persons may be appointed as a member of our Board: (i) our officers or officers of other entities of our group, except for our chief executive officer and officers of the first two levels of management immediately below the chief executive officer, who may be appointed as long as they do not represent more than one third of our appointed directors; (ii) the spouse of any director, or any relatives of up to the second degree of more than two directors; (iii) persons who have a pending claim against our company or any other member of our financial group; (iv) persons who have been declared bankrupt or in concurso mercantil, condemned by a court for any patrimonial crime or disqualified to engage in commercial or financial activities; (v) persons involved in supervisory and regulatory activities and of those of our subsidiaries; and (vi) persons who participate in the board of directors of any financial entity that belongs to a different financial group, or to such group’s holding company.

A determination in respect of whether a director may be deemed independent must be made by our shareholders (at the general shareholders’ meeting where the director is elected). Such a determination may be challenged by the CNBV within 30 days from the date the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after holding a hearing with us and the affected director. Under the Mexican Securities Market Law, none of the following persons may be deemed as independent directors: (i) our officers or officers of our subsidiaries, who have being in office during the prior 12-month period; (ii) individuals who have a significant influence or authority on our company or in any member of our group; (iii) persons that are part of our group of controlling shareholders; (iv) customers, service providers, suppliers, debtors, creditors (or employees of any of them) that have material commercial relationships with us (i.e., sales to us or our subsidiaries that exceed 10% of the aggregate sales of any such person, during the prior 12-month period); (v) relatives of any of the foregoing; (vi) officers or employees of any charity or non-profit organization that receives significant contributions from us; (vii) general directors and first-level officers of any company at which our general director or any first-level member of our management team is an elected director; or (viii) persons who have occupied any management office in our company or any of the members of our financial group.

Under the Mexican Securities Market Law, our Board of Directors may appoint temporary directors, without the vote of our shareholders, in case existing directors have resigned or their appointment has been revoked.

Directors must be elected at a special shareholders’ meeting held by each series of shares. Holders of at least 10% of our outstanding share capital are entitled to appoint one director and his or her respective alternate. Such an appointment may only be revoked by the shareholders when appointment of all directors designated by the same series of shares is revoked. Any director whose appointment is so revoked may not be reelected during the 12-month period immediately following the revocation. The ordinary shareholders’ meeting acknowledges the appointment of the members of the Board of Directors designated for each series of shares.

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

The duty of loyalty consists, primarily, of a duty to act for the benefit of the issuer and includes a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity belonging to us or our subsidiaries.

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

As a safe harbor for the benefit of directors, in respect of perceived violations of the duty of care or the duty of loyalty, the Mexican Securities Market Law provides that liabilities arising from a breach of the duty of care or the duty of loyalty will not be applicable, if the director acted in good faith and (a) complied with applicable law and our bylaws, (b) decided based upon facts and information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, and (c) selected the more adequate alternative in good faith, or the negative effects of the director’s decision could not have been reasonably foreseeable, based upon the then-available information. Mexican courts have not yet interpreted the meaning of this provision and, as a result, the extent and meaning of it are uncertain.

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

Statutory Auditor (Comisario)

Our internal controls and compliance are supervised by a statutory auditor (comisario) appointed by the Series F shareholders and a statutory auditor (comisario) appointed by the Series B shareholders, in each case, by a majority vote at special shareholders’ meeting of each series. The statutory auditors (comisarios)

have the obligations and responsibilities set forth in article 166 of the General Corporation Law and other applicable statutes and which are generally consistent with the responsibilities of an audit committee.

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

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange, (iii) in the event of an issuance for purposes of a public offering, see “—Changes to Capital Stock” above, and (iv) in respect of shares issued in connection with the conversion of any convertible securities.

We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless certain conditions are met. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Series B Shares— Preemptive rights may be unavailable to non-Mexican holders of our Series B shares and ADSs and, as a result, they may suffer dilution.”

Dissolution or Liquidation

Banks may only be dissolved and liquidated if the CNBV has issued a resolution to that effect. Prior to such dissolution and liquidation, the IPAB may provide temporary financial assistance to banks with liquidity problems.

The Mexican Banking Law sets forth a special judicial liquidation process, accordingly, banks will not be subject to the general insolvency proceedings applicable to other entities in Mexico. Pursuant to the Mexican Banking Law, a bank is considered insolvent when its assets are not enough to cover its liabilities, which is grounds for revocation of its authorization to operate as a bank, and will trigger its liquidation process, under which the IPAB will act as liquidator and will conduct the process of satisfying liabilities in order to protect the interests of a bank’s creditors and depositors and the public in general. In addition, to the liquidation process, banks may be declared bankrupt pursuant to a special proceeding contemplated in Mexico’s Insolvency Law (Ley de Concursos Mercantiles).

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections will include provisions that permit:

●	holders of at least 10% of our outstanding capital stock:
●	to vote (including in a limited or restricted manner) to request a call for a shareholders’ meeting,
●	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed, and
●	to appoint one member of our Board of Directors and one alternate member of our Board of Directors;

●	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholders; and
●	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for our benefit, for violations of their duty of care or duty of loyalty, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five-year statute of limitations.

Other Provisions

Duration

Our corporate existence under our bylaws is indefinite.

Share Repurchases

We can purchase our shares through the Mexican Stock Exchange, at the then-prevailing market prices for the shares at the time of the purchase. The economic and voting rights corresponding to repurchased shares may not be exercised by us during the period the shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We are not required to create a special reserve for the repurchase of shares and we do not need the approval of our Board of Directors to effect share repurchases; however, we are required to obtain shareholder approval in respect of the maximum amount that may be used by us for share repurchases (including, subsequent sales of such repurchased shares). In addition, our Board of Directors must appoint an individual or group of individuals responsible for effecting share repurchases.

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

Certain Investment Restrictions

Our shares are subject to certain transfer restrictions that may have the effect of delaying or preventing a change in control. See “—Registration and Transfer of Shares” above.

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

Such agreements and understanding shall not be enforceable against us and any breach thereunder shall not affect the validity of the vote taken pursuant to a shareholders’ meeting. Further, the agreement or understanding shall only become effective among the parties thereto once they are disclosed to the public.

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

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our bylaws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the listing of our Series B shares on the Mexican Stock Exchange is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders’ or Board of Directors’ meeting, or has the ability to appoint a majority of the members of our Board of Directors. Unless otherwise approved by the CNBV, the price at which the stock must be purchased is the higher of:

●	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or
●	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our Board of Directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion. The resolution of the Board of Directors may be accompanied by a fairness opinion issued by an expert selected by our Audit Committee. Directors and first level officers are required to disclose whether they will sell their shares in connection with the tender offer.

Certain Differences between Mexican and U.S. Corporate Law

As an investor, you should be aware that the Mexican Banking Law, the Mexican Securities Market Law and the Mexican Corporations Law, all of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations and Similar Arrangements

Under Mexican law, mergers, spin-offs, transformations or other similar reorganizations must be approved by the extraordinary general shareholders’ meeting. Pursuant to the Mexican Corporations Law, shareholders are not entitled to appraisal rights.

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

Transfer Restrictions

In accordance with the Mexican Banking Law, the Mexican Securities Market Law and our by-laws, any person or entity, or group of persons or entities, may directly or indirectly, in one or a series of related transactions, acquire our Series B shares, in terms of article 17 of the Mexican Banking Law.  In case any person(s) or entity(ies) intend to acquire directly or indirectly more than 5% (five percent) of our Series B shares or grant a guarantee on the shares representing such percentage, the prior authorization of the CNBV is required. In case a person or a group of persons (shareholders or not) intend to purchase 20% (twenty percent) or more of our Series B  shares or to obtain the Bank’s control, the prior authorization of the CNBV is required.

Additionally, the persons who acquire or transfer Series B shares for more than 2% (two percent) shall give notice to CNBV within 3 (three) business days following the purchase or the transfer.

The Mexican Securities Market Law defines control, for these purposes, as (a) the ability to impose decisions, directly or indirectly, at a shareholders’ meeting (b) the right to vote 50% or more of our shares, or (c) the ability to cause, directly or indirectly, that our management, strategy or policies be pursued in any given fashion. See “—Anti-Takeover Protections” above.

In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

●	prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or
●	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Class Action Lawsuits

Applicable Mexican law has been modified to permit the initiation of class actions; however, rules implementing applicable law have not fully developed the relevant procedural requirements. In Mexico, the law concerning fiduciary duties of directors and executive officers has been in existence for a relatively short period. Actions against directors for breach of fiduciary duties may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company). The grounds for shareholder derivative actions under Mexican law are limited. See “—Certain Minority Protections” above.

In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Shareholder Proposals

Under Mexican law and our bylaws, holders of at least 10% of our outstanding capital stock may (i) vote to request a call for a shareholders’ meeting; (ii) request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and (iii) appoint one member of our Board of Directors and its respective alternate.

In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Shareholders’ Meetings

Under Mexican law and our bylaws, general shareholders’ meetings may be called by (i) our Board of Directors; (ii) shareholders representing at least 10% of our outstanding capital stock; (iii) a Mexican court of competent jurisdiction; (iv) the audit committee and the corporate practices committee; and (v) a shareholder, in limited cases. See “—Shareholders’ Meetings” above.

Delaware law permits the Board of Directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call an extraordinary meeting of shareholders.

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

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Bylaws

Under Mexican law, any amendment to our bylaws may only be resolved by our shareholders at a general extraordinary shareholders’ meeting. In addition, the CNBV must previously approve any amendment to our bylaws.

Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

C.  Material Contracts

Collaboration Agreement.- Immediately following the Merger, we sold all of the shares we held in the Former Holding Company’s brokerage subsidiary, Casa de Bolsa as a result of the Merger to our holding company, Grupo Financiero Santander México, S.A. de C.V. In connection with the sale, we entered into a collaboration agreement on January 2, 2018 with Casa de Bolsa pursuant to which Casa de Bolsa has agreed to perform certain brokerage transactions on our behalf that we are not legally able to provide or perform as a commercial bank and we have agreed to pay Casa de Bolsa commissions for the performance of such transactions. The agreement has an indefinite term and can be cancelled by either party upon 30 days’ notice. The collaboration agreement is included as Exhibit 4.2 to this Annual Report.

Purchase and Sale Agreement.- On January 2, 2018, we sold our custodial business Parent to Banco S3, a subsidiary of Banco Santander, our controlling shareholder, pursuant to a purchase and sale agreement. Pursuant to the agreement, Banco S3 paid us a purchase price of Ps.850 million in exchange for the transfer of all rights, obligations and assets comprising our custodial business. Pursuant to the agreement, we agreed not to compete with Banco S3 for a 20-year period and agreed to refer business for custodial services to Banco S3. The purchase and sale agreement is included as Exhibit 4.1 to this Annual Report.

Purchase Agreement.- On February 21, 2020, Santander Merchant Platform Solutions, S.L., and Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México as Buyers and USB Americas Holdings Company and Elavon Latin American Holdings, LLC as Sellers, signed a Purchase Agreement in order to acquire the 51% and 49%, respectively, of the relevant shares of Elavon México Holding Company, S.A. de C.V., and the other three entities part of the Elavon Mexican Group Elavon Merchant Services Mexico, S. de R.L. de C.V., Elavon Services Company, S. de R.L. de C.V. and Elavon Operations Company, S. de R.L. de C.V. (the Transaction).

On March 13, 2020, the transaction was closed. The purchase price paid by the buyers was Ps.1,680 million.

The entities of Elavon México Group were transformed into:

●	Santander Merchant Platform Solutions México, S.A. de C.V.
●	SMPS Merchant Platform Solutions México S.A. de C.V.
●	Santander Merchant Platform Services S.A. de C.V.
●	Santander Merchant Platform Operations, S.A. de C.V.

This transaction is an important step in the creation of a global merchant services business, which will provide added value to the customers. It will also enable Banco Santander México to unlock value in its merchant acquiring business.

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

This summary is intended to be for general information purposes only, and is based upon the Mexican Income Tax Law and regulations thereunder, as in effect on the date of this Report, all of which are subject to change.

Prospective investors in and holders of ADSs or Series B shares should consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Series B shares including, in particular, the effect of any foreign, state or local tax laws, and their entitlement to the benefits, if any, afforded by the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a protocol thereto between Mexico and the United States, as amended (the “Tax Treaty”), and other tax treaties to which Mexico is a party and which are in effect.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for tax purposes, and that will not hold ADSs or Series B shares, or a beneficial interest therein, in connection with the conduct of a trade or business, through a permanent establishment for tax purposes, in Mexico.

For purposes of Mexican taxation:

●	an individual is a resident of Mexico for tax purposes, if such individual has established his or her primary residence in Mexico. In the event such individual has a home or domicile in another country, then the individual will be considered a resident of Mexico for tax purposes if his or her center of vital interests (centro de intereses vitales) is located within the territory of Mexico. This will be deemed to occur if (i) more than 50.0% of his or her aggregate annual income derives from Mexican sources, or (ii) the main center of his or her professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years;
●	unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico for tax purposes if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and
●	a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) qualifies as a resident of Mexico for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in Mexico. If a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) or an individual has a permanent establishment in Mexico, any and all income attributable to that permanent establishment of such resident should be subject to Mexican income tax, in accordance with applicable tax provisions.

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

Taxation on Dividends

Pursuant to the provisions of the Mexican Income Tax Law, dividends, either in cash or in kind, paid to non-Mexican holders of ADSs or Series B shares are subject to withholding tax, as follows:

a)	Non-Mexican holders who receive any dividends or profits that were generated as from 2014 must pay a 10% additional tax through a withholding made by the financial intermediary.
b)	Tax treaties could limit or reduce the withholding rate to the extent all requisites set forth in the Mexican Income Tax Law and the applicable tax treaty are met. The non-Mexican holders could possibly claim a tax credit for tax withheld if allowed by the domestic law of the recipient’s country of residence.
c)	Profits earned until 2013, and supported with the net after-tax profit account 2013 (CUFIN for its Spanish acronym), would not be subject to 10% withholding tax.

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

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Series B shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds ADSs or Series B shares as capital assets for tax purposes (generally property held for investment). In addition, it does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and differing tax consequences applicable to you if you are, for instance:

●	a financial institution;
●	a dealer or trader in securities;
●	holding ADSs or Series B shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to the ADSs or Series B shares;
●	a person whose functional currency is not the U.S. dollar;
●	a partnership for U.S. federal income tax purposes;
●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
●	a person that owns or is deemed to own ten percent or more of our stock by vote or value;
●	a person who acquired our ADSs or Series B shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	holding ADSs or Series B shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Series B shares who is eligible for the benefits of the Tax Treaty and is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

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

The amount of a dividend will include any amounts withheld in respect of Mexican taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Mexican income taxes withheld from dividends on ADSs or Series B shares at a rate not exceeding the rate provided by the Tax Treaty generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, the U.S. Holder may elect to deduct such Mexican income taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Series B Shares

Gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Mexican tax is withheld on the sale or disposition of Series B shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Mexican tax. See “—Mexican Taxation —Taxation on Capital Gains” for a description of when a disposition may be subject to taxation by Mexico. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2020. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Series B shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the ADSs or Series B shares would generally be allocated ratably over the U.S. Holder’s holding period for the ADSs or Series B shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or Series B shares exceeds 125 percent of the average of the annual distributions on the ADSs or Series B shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Series B shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or Series B shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains our reports and other information that we file electronically with the SEC. The address of that website is www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The principal types of risk inherent in our business are market, liquidity, credit and operational risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long-term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management. For further information on market risk and risk management, see Note 48 to our audited financial statements included elsewhere in this Report.

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

The Comprehensive Risk Management Committee proposes to the Board of Directors, for their approval:

●	objectives, policies and procedures for the general management of risks;
●	risk exposure limits (on a consolidated basis, for each business unit and for each type of risk); and
●	strategies for assigning resources related to the execution of operations.

In addition, the Comprehensive Risk Management Committee approves:

●	methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed;
●	models, parameters and scenarios used to measure and control risk; and
●	Execution of new transactions and services that involve risks.

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

The Comprehensive Risk Management Committee has delegated to the Comprehensive Risk Management Unit (Unidad de Administración Integral de Riesgos) the responsibility for implementing the procedures for the measurement, management and control of risks, in accordance with established policies. The

Comprehensive Risk Management Committee appoints one person responsible for the management of the Comprehensive Risk Management Unit. This person, on behalf of the Comprehensive Risk Management Unit, reports any breaches of the risk limits and the corrective measures that have been implemented monthly to our Comprehensive Risk Management Committee and to the Board of Directors. This person is also responsible for, among other things, presenting to the Board of Directors the Comprehensive Risk Management Committee’s reports, approvals and the risk exposures.

The Comprehensive Risk Management Committee has the power to authorize deviations above the established risk limits, but any deviations must be reported to the board of directors of Banco Santander México on at least a quarterly basis. Generally any breaches of the risk limits are low in severity and last for a few days. Nevertheless, in the infrequent event that a breach is high in severity, the relevant business unit may request authorization from the Comprehensive Risk Management Committee, through the Comprehensive Risk Management Unit, for a specific and temporary deviation during which it will act to reduce the risk. If the authorization is denied, then the business unit must reduce the risk as soon as possible by reducing the open risk position or hedging it, even if such action results in a loss.

The Comprehensive Risk Management Committee may also create any subcommittees necessary to exercise its functions. The Credit Risk Committee, Market Risk Committee, Legal Risk Subcommittee and Operational Risk Subcommittee are subcommittees of the Comprehensive Risk Management Unit. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Comprehensive Risk Management Committee” for additional information about our Comprehensive Risk Management Committee.

Regulatory Review Process

We are subject to the CNBV’s ordinary regulatory review process, specified in regulations that govern the CNBV’s supervisory activities, which includes the annual evaluation of our risk models and risk management. This annual review comprises the following steps:

●	The CNBV sends us an official notice stating the date on which its inspection visit will take place, the purpose of the inspection and the initial documents that will be subject to review.
●	The CNBV sends us an official notice confirming the date on which the inspection visit will take place.
●	The inspection visit takes place on the scheduled date at our offices. The visit includes review of information, interviews with officers and additional requests for information. The visit is generally conducted in a fashion that permits dialogue between us and those officers of the CNBV conducting the review.
●	Once the inspection visit is completed, the CNBV prepares an official report, which includes observations arising from the inspection visit regarding regulations or internal processes. These observations may require answers to specific questions and may result in additional information requests. In addition, the official report may require us to take corrective actions and provide a timetable for their implementation.
●	We are entitled to respond to the observations set forth in the CNBV’s official report, including by expressing our disagreement with conclusions reached by the CNBV.
●	After receipt of our responses, the CNBV issues a final report, setting forth its agreement or disagreement with the responses and the information provided. This final report confirms the conclusion of the termination of the annual inspection process. If we disagree with the CNBV’s conclusions, we are entitled to initiate an administrative or judicial action against any such conclusions.

Market Risk

General

We are exposed to market risk mainly as a result of the following activities:

●	trading in financial instruments, which involves interest rate, foreign exchange rate, volatility and equity price risks;
●	engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior;
●	investing in assets or instruments, the returns or accounts of which are denominated in currencies other than the peso, which involves foreign exchange rate risk; and
●	all trading and non-trading activities, which involve liquidity risk.

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

Market Risk Management Policies

The Market Risk Management Department within the Comprehensive Risk Management Unit is responsible for recommending the market risk management policies to be implemented by us, by establishing the parameters for measuring risks and delivering reports, analyses and evaluations to senior management, to the Comprehensive Risk Management Committee and to the Board of Directors of Banco Santander México.

The measurement of market risk quantifies the potential change in the value of our positions as a result of changes in market risk factors.

Depending on the types of activities performed by the business units, debt and equity instruments are classified as financial assets at fair value through profit or loss (financial assets held for trading up to December 31, 2017), financial assets at fair value through other comprehensive income (available-for-sale financial assets up to December 31, 2017) and financial assets at amortized cost (financial assets held to maturity up to December 31, 2017). In particular, what underlies and identifies financial assets at fair value through other comprehensive income (available-for-sale financial assets up to December 31, 2017) is the business model in which they are included. The business model reflects how the Bank manages the financial assets in order to generate cash flows. The Bank’s objective regarding financial assets at fair value through other comprehensive income (available-for-sale financial assets up to December 31, 2017) is to collect both the contractual cash flows and cash flows arising from the sale of financial assets. Financial assets at fair value through other comprehensive income (available-for-sale financial assets up to December 31, 2017) are handled as a structural part of the consolidated balance sheets. We have established guidelines that must be applied to financial assets at fair value through other comprehensive income (available-for-sale financial assets up to December 31, 2017), as well as controls to seek to ensure compliance.

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

Furthermore, we perform monthly simulations of the losses or gains from the portfolios through revaluations under different scenarios (Stress Tests). These simulations are generated in two ways:

●	by applying to the risk factors percentage changes observed in a given historical period that includes significant market turbulence; and
●	by applying to the risk factors changes that depend on the volatility of each risk factor.

We perform back-testing every month to compare the daily losses and gains that would have occurred if the same positions had been maintained, considering only the change in value due to market movements, against the calculation of VaR, which enables our models to be calibrated. Although they are prepared monthly, these reports include tests for all of the days.

For further information about our methodologies, see Note 48 to our audited financial statements included elsewhere in this Report.

The table below presents our portfolios as of December 31, 2019 and 2020:

	At December 31,
	2019			2020
	VaR		Percentage of net	VaR		Percentage of net
	(thousands of pesos)		capital (%)	(thousands of pesos)		capital (%)
Trading desks	Ps.	74,454.93	0.06%	Ps.	73,928.24	0.05%
Market Making		26,870.43	0.02%		46,723.37	0.03%
Proprietary Trading		4,701.85	0.00%		26,211.27	0.02%
Risk factor
Interest Rate		49,297.14	0.04%		73,137.50	0.05%
Foreign Exchange		49,143.92	0.04%		11,959.41	0.01%
Equity		1,754.10	0.00%		79.46	0.00%

The average VaR (based on month-end amounts) in 2020 was:

	VaR		Percentage of
	(thousands of pesos)		net capital (%)
Trading desks	Ps.	172,078.54	0.13%
Market Making		50,239.30	0.04%
Proprietary Trading		26,475.00	0.02%
Risk factor
Interest Rate		92,005.80	0.07%
Foreign Exchange		125,225.07	0.09%
Equity		1,390.43	0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2020, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows daily VaR during 2020, the levels of VaR for the majority of 2020 remained below the limit of U.S.$14 million (approximately Ps.277 million).

In 2020, the average daily VaR of the Bank’s market trading operations was Ps.165 million, as compared to Ps.66 million in 2019. In 2020, the changes in VaR were mainly due to changes in the interest rate risk factor and foreign exchange risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2020. At the end of December 2020, VaR was Ps.74 million.

During the first semester of 2020, the average daily total VaR was Ps.181 million, VaR stayed in levels of Ps.55 million and Ps.378 million. This was a result of great uncertainty and high volatility in local and global markets due to the worldwide COVID-19 pandemic.

During the second semester of 2020, the average daily total of VaR was Ps.150 million. VaR stayed at levels between Ps.70 million and Ps.207 million in the second semester, as a result of lower volatility observed in the different risk areas (foreign exchange and interest rates). The reduction in volatility was due to the fact that the impact of the pandemic had become more evident to participants in the market, reducing the uncertainty and effects that it would cause on different markets.

The histogram below compares the distribution of risk in terms of daily VaR between 2019 and 2020. In 2019, the levels of VaR remained between Ps.26 million and Ps.90 million on 89.6% of the days for which they were calculated. Higher values greater than Ps.90 million represented 10.4% of the period. In 2020, the levels of VaR remained between Ps.55 million and Ps.300 million on 88.5% of the days for which they were calculated. Higher values greater than Ps.300 million represented 11.5% of the period.

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

Probable Scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in our trading book for each period. In summary, the movements applied to each risk factor were as follows:

●	Interest rate (IR), volatility (Vol) and Exchange rate (FX) risk factors were increased by one standard deviation.
●	Equity risk factors (EQ) were decreased by one standard deviation.

The following table displays the possible gains (losses) for our trading book at the end of each quarter in 2020, 2019 and 2018 and for the Former Holding Company’s trading book at the end of each quarter in 2017 and 2016, in millions of pesos, according to this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2020	Ps.	(29)	Ps.	(41)	Ps.	(53)	Ps. (5)
2019		8		7		(7)	(19)
2018		22		(59)		(16)	(11)
2017		(35)		(43)		(67)	0.34
2016		(14)		(25)		(6)	(15)

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

●	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).
●	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Banco Santander México’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2020	Ps.	(141)	Ps.	(545)	Ps.	(1,303)	Ps.	(154)
2019		(53)		(1,156)		(176)		(764)
2018		281		(649)		(123)		(168)
2017		(482)		(948)		(1,021)		23
2016		59		56		432		780

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

●	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).
●	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for our trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2020	Ps.	(160)	Ps.	(883)	Ps.	(2,707)	Ps.	(46)
2019		(551)		(2,317)		112		(1,367)
2018		1,155		(630)		(433)		(335)
2017		(605)		(1,661)		(1,853)		283
2016		357		355		1,218		1,985

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

The ALCO adopts investment strategies and hedges to keep these sensitivities within the target range and is responsible for the management of interest rate risk, long-term liquidity risk and capital structure. As of the date of this Report, the foreign exchange risk in our banking books is managed and we intend to maintain the foreign exchange risk in the banking books at an immaterial level. Interest rate risk is the possibility of suffering losses as a consequence of the impact on the asset and liability structure from fluctuations in market interest rates. When quantified, interest rate risk is our exposure to movements in the interest rate curves.

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

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100/75/50/25 basis points in all its segments, considering the scenario with the highest sensitivity) and their value in the base scenario (current market). We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, MVE sensitivity, (Ps.4,250 million in local currency and U.S.$225 million in foreign currency) and net financial income, NIM sensitivity (Ps.1,500 million in local currency and U.S.$60 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

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

The following chart shows our NIM and MVE limit consumption for 2018 to 2020 at year-end as well as for each month in 2020.

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
NIM
MVE
15%
91%
13%
36%
15%
33%
15%
36%
21%
64%
17%
34%
14%
28%
13%
30%
15%
19%
15%
29%
15%
32%
16%
27%
14%
19%
21%
18%
Y/E 2018
Y/E 2019
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

In 2020, MVE sensitivity had a maximum of 64% in March and a minimum of 18% in December. While NIM sensitivity had a maximum of 21% in March and a minimum of 13% in June. Both metrics were affected by market conditions in March mainly due to the beginning of the pandemic. Aside this, sensitivities remained with low limit consumptions throughout the year.

The internal risk units propose risk methodology and risk model changes to the Comprehensive Risk Management Committee. The Comprehensive Risk Management Committee is responsible for approving, among other things, (i) methodologies to identify, measure, monitor, limit, control, inform and disclose the different types of risks to which we are exposed; (ii) models, parameters and scenarios used to measure and control risks and (iii) new transactions and services that involve risks. This Committee holds monthly meetings and monitors that transactions are in line with the objectives, policies and procedures approved by the CNBV’s guidelines.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	210,487	Ps.	99,500	Ps.	—	Ps.	10	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	110,976
Loans		906,434		53,486		86,614		70,534		103,026		252,900		113,424		225,978		473
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		2,324		—		—		—		—		—		—		—		2,324
Securities		619,308		81,245		5,776		18,753		16,306		124,401		59,352		96,046		217,429
Permanent		17,838		—		—		—		—		—		—		—		17,838
Other Balance Sheet Assets		2,432,847		—		—		—		—		—		—		—		2,432,847
Total Balance Sheet Assets		4,189,238		234,231		92,390		89,297		119,332		377,301		172,776		322,024		2,781,887
Money Market		(416,864)		(136,167)		(342)		(397)		(877)		(78)		—		—		(279,004)
Deposits		(765,648)		(188,768)		(36,499)		(22,885)		(26,267)		(78,592)		(62,686)		(349,951)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(237,778)		(7,804)		(13,606)		(23,355)		(32,978)		(88,412)		(41,763)		(8,307)		(21,553)
Equity		(158,338)		—		—		—		—		—		—		—		(158,338)
Other Balance Sheet Liabilities		(2,421,345)		—		—		—		—		—		—		—		(2,421,345)
Total Balance Sheet Liabilities		(3,999,973)		(332,739)		(50,447)		(46,637)		(60,122)		(167,082)		(104,449)		(358,258)		(2,880,240)
Total Balance Sheet Gap		189,265		(98,508)		41,943		42,660		59,210		210,219		68,327		(36,234)		(98,353)
Total Off-Balance Sheet Gap		(3,137)		(18,378)		(431)		(337)		233		3,417		(1,112)		(494)		13,964
Total Structural Gap		210,487		(116,886)		41,512		42,323		59,443		213,636		67,215		(36,728)		(84,389)
Accumulated Gap		906,434		(116,886)		(75,374)		(33,051)		26,392		240,028		307,243		270,515		186,126

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2020. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	208,892	Ps.	97,682	Ps.	224	Ps.	10	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	110,976
Loans		842,579		391,465		51,416		29,398		40,954		110,704		59,480		158,690		473
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		2,324		—		—		—		—		—		—		—		2,324
Securities		612,958		92,700		10,420		18,633		12,072		120,979		50,809		93,965		213,379
Permanent		17,838		—		—		—		—		—		—		—		17,838
Other Balance Sheet Assets		2,432,847		—		—		—		—		—		—		—		2,432,847
Total Balance Sheet Assets		4,117,438		581,847		62,060		48,041		53,026		231,683		110,289		252,655		2,777,837
Money Market		(415,269)		(136,167)		(25)		—		—		(35)		—		—		(279,042)
Deposits		(712,440)		(538,576)		(28,189)		(7,546)		(38,605)		(40,318)		—		(59,206)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(234,391)		(71,773)		(13,809)		(8,311)		(5,645)		(65,572)		(39,636)		(8,094)		(21,552)
Equity		(158,338)		—		—		—		—		—		—		—		(158,338)
Other Balance Sheet Liabilities		(2,421,345)		—		—		—		—		—		—		—		(2,421,345)
Total Balance Sheet Liabilities		(3,648,738)		(746,516)		(42,023)		(15,857)		(44,250)		(105,925)		(39,636)		(67,300)		(2,726,460)
Total Balance Sheet Gap		175,654		(164,669)		20,037		32,184		8,776		125,758		70,653		185,355		(102,440)
Total Off-Balance Sheet Gap		(27,704)		96,078		(518)		(7,124)		(1,257)		(16,773)		(20,744)		(77,053)		(466)
Total Structural Gap		—		(68,591)		19,519		25,060		7,519		108,985		49,909		108,302		(102,906)
Accumulated Gap		—		(68,591)		(49,072)		(24,012)		(16,493)		92,492		142,401		250,703		147,797

Market Risk Limits

The Comprehensive Risk Management Committee establishes market risk limits annually to accommodate senior management’s appetite for risk and to comply with the desired risk/return ratio (on a consolidated basis, for each business unit and for each type of risk). The business units must request any subsequent limit modification from the Comprehensive Risk Management Committee through the Comprehensive Risk Management Unit. This level includes trading and investment portfolio activities, balance sheet management and strategic positions (classified in accordance with business intentions).

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
Interest Rate equivalent amount
Equity Delta
Fx Open positions

Banking Books:    Interest Rate Sensitivity    Net Interest Margin (NIM)
   Market Value of Equity     (MVE)

For further information about the market risk limits established for our trading and banking books, see Note 48 to our audited financial statements included elsewhere in this Report.

Liquidity Risk

Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable market prices, and it is important to our ability to carry out our business plans with stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of expirations.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2020, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management area within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in Note 48 to our audited financial statements included elsewhere in this Report.

Credit Risk

General

Our Credit Committees are an internal management committees required by Mexican law that have powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

●	Any emerging risks associated with our loan portfolio;
●	Investments in our portfolio; and
●	Resolving issues with respect to any of our credit operations.

In addition to the responsibilities mentioned above, and others expressly delegated by our Board of Directors, our Credit Committees also performs the following functions and duties with full authority to act on behalf of our Board of Directors in these matters:

●	Review and approve any and all amendments or modifications to the requirements, conditions or other provisions relating to the Board of Director’s general authorization of our lending activities;
●	Review memoranda or other reports provided by our senior management concerning our loan portfolio and investment activities;
●	Periodically review and assess underwriting policies and guidelines;
●	Periodically review and assess surveillance and loss remediation policies and guidelines, including those relating to insured credits on the “Watch List;”
●	Periodically review, assess and recommend to our Board of Directors investment policies, criteria, guidelines and strategy for its approval; and
●	Evaluate our performance on an annual basis and report the results of the evaluation to our Board of Directors.

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

In the case of loans to which we apply individual treatment, we have a solvency classification or “rating” system that calculates the probability of non-performance, which enables us to measure the risk associated with each customer from the start of the respective transaction. The customer valuation obtained after analyzing the relevant risk factors in different areas is subsequently adjusted based on the specific characteristics of the transaction (such as guarantee or term).

Standardized risks, given their special characteristics (a large number of transactions involving relatively small amounts) require a different approach that ensures effective treatment and efficient allocation of resources, for which we use automatic decision-making tools, such as expert and credit scoring systems.

Follow-up

Business loans (Corporates, Institutions & SCIB) are subject to our Santander Customer Assessment Note (SCAN). This system determines the policy to be followed in handling risk with companies or groups classified in such category. There are five levels: Do Not Serve, Specialised, Intensive, Proactive and Ordinary. These levels are dynamic and updated periodically. When a company and its loans are being evaluated, the risk analyst must decide whether to classify the company in any of these five levels and to begin monitoring strategy until the relevant objective is accomplished. The SCAN level may be determined either by alert signals, systematic reviews or special initiatives promoted by the Risk Division or Internal Audit Areas. Our Risk Division is divided into nine territories, each of which has a group of risk analysts that are responsible for the follow-up of their portfolios according to the policies described above.

Recovery

Risks that we classify as past due loans based mainly on non-compliance with the relevant payment schedule are assigned to our Recovery Units. Our Recovery Units are fundamental to our management of past due loans and are intended to minimize the final losses we incur. The Recovery Unit performs specialized risk management activities such as restructuring of loans, rescheduling payments or reaching a settlement agreement when the client is sued. We have different risk management activities with respect to (i) business installment loans (principally commercial loans), (ii) revolving SME loans, (iii) mortgage loans, and (iv) credit card and consumer loans.

With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 55%. This percentage is calculated based on the amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. For additional information on renegotiated loans, see Note 11.f to our audited financial statements included elsewhere in this Report.

With respect to revolving SME loans, restructuring consists of eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 33% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our customers to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 53%. Six months after restructuring, approximately 20% of consumer loans are current in terms of repayment.

It is important to mention that due to the pandemic caused by the COVID 19, the Mexican financial sector, supported by local regulators, decided to provide payment deferrals to individuals and SMEs for up to four months through the Skip Payments program. Santander Mexico participated in the Skip Payments program and also offered 4 to 6 months of deferrals to its corporate customers that requested it between April and June 2020. Customers had to be current on their credits to get the benefit. Following the expiration of the grace period in August 2020, we restructured monthly interest and principal payments for 16% of customers that participated in the program. See “Risks Associated with Our Business–Our operations and results have been, and we expect will continue to be, materially and adversely impacted by the COVID-19 pandemic”.

The following table shows the average during the last 72 months (renegotiation vintages from January 2016 to December 2020) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or written-off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and written-off loans
	As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	32%	40%	43%
Non-performing at the time of the renegotiation	80%	69%	64%
Total Consumer Loans	40%	45%	47%
Commercial Loans(2)
Performing at the time of the renegotiation	24%	30%	28%
Non-performing at the time of the renegotiation	82%	73%	66%
Total Commercial Loans	44%	45%	41%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2016 to December 2020 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	68%	60%	57%
Non-performing at the time of the renegotiation	20%	31%	36%
Total Consumer Loans	60%	55%	53%
Commercial Loans(2)
Performing at the time of the renegotiation	76%	70%	72%
Non-performing at the time of the renegotiation	18%	27%	34%
Total Commercial Loans	56%	55%	59%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2019 vintage and 2020 vintage performance as of December 31, 2020, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2019				For the year ended 12/31/2020
	Performing Loans				Performing Loans
	Renegotiated due to				Renegotiated due to
	concerns about				concerns about
	current or potential	Renegotiated due to	Impaired		current or potential	Renegotiated due to	Impaired
	credit deterioration	other factors	Loans	Total	credit deterioration	other factors	Loans	Total
	(Millions of pesos)
Commercial	1,257	—	295	1,552	2,115	—	828	2,943
Mortgages	-	—	—	—	—	—	—	—
Consumer	888	—	237	1,126	1,683	—	314	1,997
Total	2,146	—	533	2,678	3,798	—	1,142	4,940

NPLs and charge offs	at December 31, 2020 (12 months)*				at December 31, 2020 (12 months)*
Commercial	30%	—	27%	30%	—	—	—	—
Consumer	29%	—	67%	35%	—	—	—	—
Total	53%	—	82%	59%	—	—	—	—

Success Rate	at December 31, 2020 (12 months)*				at December 31, 2020 (12 months)*
Commercial	70%	—	73%	70%	—	—	—	—
Consumer	71%	—	33%	65%	—	—	—	—
Total	47%	—	18%	41%	—	—	—	—

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

Renegotiated loans have increased from 1.2% of the total consumer loan portfolio as of December 31, 2019, to 1.9% as of December 31, 2020. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-

performing loans. The net increase in the percentage of renegotiated loans between December 31, 2019, and December 31, 2020, is attributed to the movements set forth in the table below:

% of Total
Consumer
Loans
Renegotiated Loans at December 31, 2019*	1.2%
Collections/repayments on renegotiated loans	0.4%
Written-off loans	0.5%
Increase in consumer loan portfolio	0.0%
New renegotiations	1.5%
Renegotiated Loans at December 31, 2020	1.9%

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generate this exposure are financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

●	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.
●	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and Settlement Risk, also known Herstatt risk for FX trading, which is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed on a daily basis using the Interactive Risk Integrated System (IRIS), which allows the Bank to know the credit line availability for all counterparties, for any such instruments and their term.

For the process of control for this risk, the Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits for Counterparty Credit Risks, Issuer Risks and current risk levels. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, on a monthly basis, the Risk Management Committee in presented with the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander México as of December 31, 2020, and the fourth quarter average of 2020:

	Equivalent Net Credit Risk
	As of December 31,	Fourth quarter 2020
	2020	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	1,110	1,112
Corporates	455	479
Project Finance	422	423
Companies	292	292

	Mark to Market
	As of December 31,	Fourth quarter 2020
	2020	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	27,414	26,210
Corporates	(240)	(284)
Project Finance	302	291
Companies	195	192

	Weighted Rating
	As of December 31,	Fourth quarter 2020
	2020	Average
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	6.7	6.7
Corporates	6.1	6.1
Project Finance	5.5	5.2
Companies	5.5	5.6

The average rating was calculated by weighting internal rating by exposure.

Equivalent Net Credit Risk of the lines of Issuer Risk of the Bank as of December 31, 2020, and the fourth quarter average of 2020:

	Equivalent Net Credit Risk
	As of December 31,	Fourth quarter 2020
	2020	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	28,491	27,062
Corporates	67	64
Project Finance	—	—
Companies	—	—

The equivalent credit risk lines maximum gross counterparty risk of the Bank as of December 31, 2020, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
As of December 31, 2020
Type of Derivative
Rate Derivatives	40.94%
Exchange Rate Derivatives	58.80%
Derivatives on bonds	0.00%
Equity Derivatives	0.26%
TOTAL	100.00%

The expected loss of Banco Santander México as of December 31, 2020, and the fourth quarter average of 2020, of the expected loss of the lines of Counterparty risk are:

	Expected Loss
	As of December 31,	Fourth quarter 2020
	2020	Average
		(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	2.48	2.76
Corporates	5.89	6.95
Project Finance	5.13	6.11
Companies	3.01	3.69

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the Bank has current positions of financial instruments with Counterparty Credit Risk. Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The total collateral received for derivatives transactions as of the end of the fourth quarter of 2020 is as follows:

Cash	72.27%
Debt issued by the Mexican Government	14.78%
Debt issued by Sovereigns other than the Mexico	12.95%

In the event that the credit rating of the Bank is lowered, there would be no impact on the amount of real guarantees that the Bank would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

●	Variation Margin: refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time such collateral was delivered.
●	Initial Margin: refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. At Banco Santander México, deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

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

The key processes involved in the model for the management and control of the Operational Risk are summarized as follows:

●	strategic planning and budget;
●	identification, measurement and assessment of operational risk;
●	continuous monitoring of Operational Risk profile;
●	determination of the framework to identify the need of mitigation and risk transfer; and
●	communication and governance.

Anti-Money Laundering and Anti-Terrorist Financing

Our AML/CFT Committee (Comité de Comunicación y Control) approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions, among the following functions:

●	Establishes and amends our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Articles 139 quarter and 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;
●	Oversees compliance with our applicable policies;
●	Evaluates the effectiveness of our policies and determines the necessary remedial measures;
●	Decides on certain transactions that may fall within the category of unusual transactions and determines if we should report to the authorities; and
●	Approves anti-money laundering training program for Institution’s personnel.

The AML/CFT Committee reports to the information on anti-money laundering transactions to the Compliance Committee and Audit Committee. Its primary purpose is to monitor the transactions of our prevention system and, in particular, to decide when to communicate unusual transactions to the authorities. In addition, this committee reviews and approves the regulations and procedures relating to prevention, annual office review projects or plans, annual training programs, analyses transactions and the list of customers subject to special authorizations and monitoring.

This committee is integrated with the main control areas of the Bank among business areas.

Legal Risk

Legal risk is defined as the potential loss from non-compliance with applicable legal and administrative provisions, the issuance of adverse administrative and court rulings, the imposition of fines and the application of penalties in relation to our transactions.

The following activities are performed in compliance with our Comprehensive Risk Management guidelines:

●	establishment of policies and procedures to analyze legal validity and ensure the proper instrumentation of the legal acts performed;
●	estimation of the amount of potential losses derived from unfavorable legal or administrative rulings and the possible application of penalties;
●	analysis of legal acts governed by foreign legal systems;
●	publication among managerial personnel and employees of legal and administrative provisions applicable to transactions;
●	performance, at least annually, of internal legal audits; and
●	maintenance of a historical database relating to judicial and administrative decisions, and their causes and costs, ensuring that those judicial and administrative decisions that result in a loss are registered systematically along with their different types of loss and costs, in accordance with accounting records, and are properly identified with the line or business unit of origin.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing Series B shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of U.S.$1.50 per ADR for transfers of certificated or direct registration ADRs;
●	a fee for the distribution or sale of securities in connection with a distribution, such fee being in an amount equal to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities (treating all such securities as if they were Series B shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of our Series B shares or other deposited securities, the sale of securities (including, without limitation deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or the custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of Series B shares, ADRs or deposited securities;
●	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	any other charge payable by any of the depositary, any of its agent’s including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of the Series B shares or other deposited securities; and
●	in connection with the conversion of foreign currency into U.S. dollars, the fees and expenses of the depositary charged by the depositary or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

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

For the year ended December 31, 2020, we received approximately U.S.$3.0 million in reimbursements from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

A.  Defaults

No matters to report.

B.  Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.  Material Modifications to Instruments

None.

B.  Material Modifications to Rights

None.

C.  Withdrawal or Substitution of Assets

None.

D.  Change in Trustees or Paying Agents

None.

E.  Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

As of December 31, 2020, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2)

accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included with our audited financial statements filed as part of this annual report.

C. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has four members, all of whom are nonexecutive independent directors, as determined in accordance with Article 25 of the Mexican Securities Market Law and our bylaws. All of the members of our Audit Committee also meet the independence criteria set by the NYSE, for foreign private issuers. Our Board of Directors has determined that Fernando Ruiz Sahagún is also an “Audit Committee Financial Expert” as defined by the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has approved and adopted our General Code of Conduct, which are a code of ethics that applies to all of our employees, including executive officers, and to our Board members. The current version of our General Code of Conduct is posted and maintained on our website at www.santander.com.mx under the heading “Regulacion / Transparencia /Código de Conducta”. The information contained on our website is not a part of this annual report.

On October 22, 2020, our Board of Directors approved amendments to the General Code of Conduct to incorporate a catalog of ethical principles and corporate rules of conduct that govern the performance of all Bank employees in our General Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2019 and 2020, respectively.

	2019		2020
		(Millions of pesos)
Audit fees	Ps.	78	Ps.	90
Audit-related fees		25		32
Tax fees		—		—

Audit Fees

Audit fees correspond to fees for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our annual consolidated financial statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Audit-related fees correspond to fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2020 and 2019 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by PricewaterhouseCoopers, S.C. in 2019 or 2020, respectively for services other than audit, audit-related and tax services.

Preapproval Policies and Procedures

The Audit Committee is required to preapprove the audit and non-audit services performed by the Company’s auditors in order to assure that the provision of such services does not impair the audit firm’s independence.

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

In addition, all non-audit services provided by the Company’s principal auditing firm or other auditing firms are subject to case-by-case preapproval by the Audit Committee.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 25, 2018, our Board of Directors approved the adoption of a share repurchase program our Share Acquisition and Placement Policy, which was subsequently approved by our shareholders on February 21, 2018. Pursuant to this policy, the Company may repurchase from time to time up to Ps.12,800 million of issued and outstanding Series B shares of the Company (the "Repurchase Program"). The Repurchase Program’s maximum amount is approved on a yearly basis by the Bank’s Shareholders Meeting and has no expiration date. As of December 31, 2020, the Company had repurchased 5,671,453 Series B shares amounting to Ps.115 million (calculated using a price of Ps.20.31 per share, the closing price of our shares on the BMV as of December 31, 2020). During 2020 the Company did not repurchase any shares under the Repurchase Program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our corporate practices are governed by our bylaws (estatutos), the Mexican Securities Market Law, the Mexican Banking Law and the regulations issued by the CNBV and the Mexican Stock Exchange. In addition, our corporate governance practices reflect the Banco Santander Parent corporate governance framework described below.

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

The three pillars of the framework are (i) an organizational model based on functions subject to internal governance, (ii) terms of reference according to which Banco Santander Parent exercises control and oversight over its subsidiaries and participates in specific decisions at the subsidiary level and (iii) corporate models establishing common guidelines for the management and control of Banco Santander Parent’s subsidiaries, subject to local autonomy considerations. In general, the framework purports to implement organizational and procedural changes rather than mandating particular substantive outcomes. However, in some cases, and subject to the limitations set forth in the framework, the framework states that Banco Santander Parent may require that its subsidiaries make substantive changes or take specific actions. The framework enables Banco Santander Parent to participate in the decision-making processes of its subsidiaries by requiring its approval of certain decisions that may have a significant impact on the Santander Group as a whole due to their significance or potential risk, such as decisions relating to mergers and acquisitions, capital structure, dividends and risk appetite, among other things. The framework also requires that a single person at each subsidiary be in charge of each function subject to internal governance and gives Banco Santander Parent the authority to participate in the appointment, evaluation and compensation of each such person.

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Banco Santander Parent to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. The Board of Directors of our Former Holding Company approved the adoption of this corporate governance framework in July 2013, subject to certain overarching principles:

●	the precedence of applicable laws and regulations and orders of competent authorities over the framework to the extent they are in conflict;
●	the subordination of the framework to its directors’ duty of loyalty and their obligation to create value for all of our shareholders rather than any particular shareholder or group of shareholders; and
●	the disclosure of the adoption of the corporate governance framework to the public and to its employees and subsidiaries.

As a result of the precedence given to local legal requirements in the framework itself and in its Board of Directors’ adopting resolutions, it did not expect that the adoption of the corporate governance framework will affect its ability to comply with applicable corporate governance regulations, including SEC and NYSE rules applicable to foreign private issuers. For example, although one provision of the framework states that it must obtain Banco Santander Parent’s approval for its audit plan and that Banco Santander Parent may request additional audits at its discretion, to the extent that this provision of the framework would prevent our Former Holding Company’s audit committee from fulfilling any of the requirements of applicable SEC or NYSE rules (including, for example, the audit committee’s obligation to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing an audit report), we understand that this provision would be limited so as not to conflict with such requirements due to the precedence given to local legal requirements in the framework and our Former Holding Company adopting resolutions. Similarly, we understand that the authority given to Banco Santander Parent under the framework to approve certain decisions by our Former Holding Company and to approve the compensation of certain persons in charge of functions subject to internal governance are limited by the framework and the adopting resolutions so as not to limit the ability of members of its audit committee to make independent decisions or take independent actions as required by the audit committee independence requirements of applicable SEC and NYSE rules.

In 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries. Banco Santander Mexico approved the new corporate governance model in January 2016. Such policies were updated, simplified and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020 and January 28, 2021, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict.

On July 26, 2018 following our merger with the Former Holding Company, our Board of Directors approved the new corporate governance. Banco Santander Parent published an updated and simplified corporate governance model and guidelines for its subsidiaries in 2019, which our Board of Directors approved on October 31, 2019.

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

Majority of Independent Directors

Under NYSE Rules, listed companies must have a majority of independent directors. “Controlled companies,” which would include our company if we were a United States issuer, are exempt from this requirement under NYSE Rule §303A.00. Under our bylaws and in accordance with the Mexican Securities Market Law, at least 25% of the members of our Board of Directors must be independent; independence is determined in accordance with Article 22 of the Mexican Banking Law and our bylaws, rather than NYSE standards.

The independence standards in Article 22 of the Mexican Banking Law and our bylaws may not necessarily be consistent with the director independence standards prescribed by the NYSE. Moreover, the definition of “independence” under the Mexican Securities Market Law also differs in some aspects from the NYSE standard and prohibits, among other things, an independent director from being an employee or officer of the company or a stockholder that may have influence over our officers, relevant customers and contractors, as well as certain relationships between the independent director and family members of the independent director.

In accordance with the Mexican Securities Market Law, our shareholders’ meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the Mexican Banking and Securities Commission. There is no exemption from the independence requirement for controlled companies under Mexican law.

Executive Sessions

Under NYSE Rule §303A.03, non-management directors must meet in regularly scheduled executive sessions without management’s presence. In addition, independent directors should meet alone in an executive session at least once a year. We are exempt from this NYSE requirement. Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee

Under NYSE Rule §303A.04, a nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of such committee. NYSE Rule §303A.00 exempts “controlled companies” such as us from these requirements. However, the Mexican Securities Market Law requires the creation of one or more committees that perform audit and corporate practices functions, and each committee must maintain at least three members appointed by the Board of Directors. Each such appointed member must be independent under Mexican law, except solely in respect of the corporate governance committee, where, for corporations controlled by a person or group maintaining 50% or more of the outstanding capital stock like us, the majority of committee members must be independent under Mexican law. Notwithstanding the foregoing, all of the members of our Corporate Governance Committee are independent, as determined in accordance with Mexican law. Mexican law does not require and we do not have a committee charged with nominating directors for election to the Board.

Under our bylaws, the committee that performs corporate practices functions is required to, among other activities, provide opinions to the Board of Directors, request and obtain opinions from independent third-party experts, call shareholders’ meetings, provide assistance to the Board of Directors in the preparation of annual reports and provide an annual report to the Board of Directors.

Compensation Committee

Under NYSE Rule §303A.05, a compensation committee composed entirely of independent directors is required, and it must evaluate and approve the Chief Executive Officer’s compensation and make recommendations to the Board of Directors with respect to non-Chief Executive Officer compensation and incentive-compensation and equity-based plans that are subject to the approval of the Board of Directors and prepare the compensation committee report required by Item 407(e)(5) of Regulation S-K. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. NYSE Rule §303A.00 exempts “controlled companies” such as us from these requirements.

The General Rules Applicable to Mexican Banks require Mexican banks (whether listed or not) to have a remuneration committee, which must include at least two members of the board of directors of such bank, one of whom must be independent, as determined in accordance with Mexican law. The purpose, composition, authority and responsibilities of our Remuneration Committee, which reports to the Board of Directors of Banco Santander México, have been established in a set of policies approved by the Board of Directors of Banco Santander México, in accordance with Mexican law.

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

Mexican law requires that listed companies have an audit committee and that all of its members must be “independent” as defined under Mexican law.

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

Corporate Governance Guidelines

Under NYSE Rule §303A.09, listed companies are required to adopt and maintain corporate governance guidelines addressing, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, management succession and annual performance evaluations of the Board of Directors. Under Mexican rules, corporate governance guidelines are established by the Corporate Governance Committee in accordance with the applicable Mexican legislation, which imposes, among other things, qualification standards for the members of the Board of Directors and of the executive officers, independence of directors and directors’ responsibilities.

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

(a)Index to Audited Financial Statements

(b)List of Exhibits

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

2.2	Description of American Depositary Shares

4.1

English translation of the form of Purchase and Sale Agreement of the Asset Custody Business between the Registrant and Banco S3 México, S.A., Institución de Banca Múltiple (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 (File No. 000-55899) filed with the SEC on March 28, 2018).

4.2

English translation of the form of Collaboration Agreement between the Registrant and Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 (File No. 000-55899) filed with the SEC on March 28, 2018).

8.1*	List of Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1*	Opinion of the General Counsel of the Registrant furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Schema Document

101.CAL*	XBRL Calculation Document

101.DEF*	XBRL Definition Document

101.LAB*	XBRL Labels Document

101.PRE*	XBRL Presentation Document

*Filed with this Report.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of the Registrant or any of its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector blas Grisi Checa
	Name:	Hector Blas Grisi Checa
	Title:	Executive President and Chief Executive Officer

Date: March 4, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Santander México, S. A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, of comprehensive income, of changes in total equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments.  The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Impairment Losses – Macroeconomic and Portfolio Factors Impacting the Downside Scenario of the Forward-Looking Analysis and the Calculation of the Macroeconomic Overlay

As described in Notes 1, 2 and 11 to the consolidated financial statements, as of December 31, 2020, the Company’s allowance for impairment losses was $25,551 million, of which $613 million relates to post model adjustments related to the macroeconomic overlay, on total loans and advances to customers held at amortized cost of $712,983 million. Management assesses on a forward-looking basis the expected credit losses (ECL) associated with the Company’s financial assets carried at amortized cost and at fair value recognized through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Management considers a significant increase in credit risk since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined that a significant change in credit risk has occurred, the ECL is re-evaluated and the credit losses are quantified. Management’s methodology considers statistical models that incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.). In determining the probability of default and loss given default, management has performed historical analysis and identified the key macroeconomic and portfolio factors affecting credit risk and ECL for each financial asset portfolio. These factors include, (i) Gross Domestic Product growth rates, given their significant effect on borrowers’

performance; (ii) Loans - Mortgage, given that changes in the real estate market have broader economic implications and vice versa; (iii) Unemployment rates, given their significant effect on customers’ ability to meet contractual obligations; (iv) Consumer Price Index, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability; (v) Peso / USD exchange rate, given its substantial influence on operations and profitability; (vi) Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power; (vii) Total Deposits, given its impact on how much of a bank’s core funds can be used for lending; and (viii) Stock Markets, given it’s considered critical to economic development as it gives companies the ability to quickly access capital from the public. The associated impact of these factors on the probability of default and loss given default vary by type of financial asset.  Management has applied judgment in the process. Forecasts of these factors (the “base economic scenario”) are provided by the Company’s Research and Public Policy area on a periodic basis.  In addition to the base economic scenario, the Company’s Research and Public Policy area also provides other possible scenarios (“upside” and “downside”) along with scenario weightings. As described by management, the impact of the COVID-19 pandemic has increased the uncertainty around expected credit losses impairment calculations and has required additional judgments, especially as it is not directly comparable with any recent similar events and the impact depends mainly on government measures as much as the spread of the virus. The key additional judgments arising from the impact of COVID-19 pandemic mainly consider the review and update of macroeconomic scenarios and assumptions, weights of the scenarios, enlarged uncertainty around forward-looking economic information and the use of top-down post-model adjustments or impairment and macroeconomic overlays to embed in the expected credit losses, risks not yet fully captured by the impairment methodology.

The principal considerations for our determination that performing procedures relating to the macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis and the calculation of the macroeconomic overlay of the allowance for impairment losses is a critical audit matter are; (i) the significant judgment by management in determining the macroeconomic and portfolio factors, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s methodology, including the audit evidence relating to the factors impacting the downside scenario and the macroeconomic overlay;  and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter, involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s expected credit loss process and the estimation of the allowance for impairment losses, which included controls over the forecasting of the aforementioned macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis and the calculation of the macroeconomic overlay, including controls over the completeness and accuracy of the data, and management’s judgments around the methodologies and assumptions used. These procedures also included, among others, testing management’s process for estimating the allowance for impairment losses by (i) evaluating the appropriateness of the methodology and models used by management to forecast the aforementioned macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis; (ii) evaluating the appropriateness of the methodology used to calculate the macroeconomic overlay; (iii) evaluating the reasonableness of the aforementioned macroeconomic and portfolio factors within the downside scenario of the forward-looking analysis and the macroeconomic overlay; (iv) evaluating the mathematical accuracy of the calculations; and (v) testing the data used in developing the factors impacting the downside scenario of the forward-looking analysis and the macroeconomic overlay, which also involved the use of professionals with specialized skill and knowledge to assist in performing these procedures to test management’s process. Furthermore, professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the macroeconomic and portfolio factors, which involved considering whether certain factors were consistent with evidence obtained in other areas of the audit, and whether the factors were consistent with historical data.

PricewaterhouseCoopers, S.C.

/s/Antonio Salinas Velasco

Antonio Salinas Velasco

Mexico City, Mexico

March 4, 2021

We have served as the Company’s auditor since 2016.

.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020

(Millions of Pesos)

ASSETS	Note	12/31/2019	12/31/2020	LIABILITIES AND EQUITY	Note	12/31/2019	12/31/2020

CASH AND BALANCES WITH THE CENTRAL BANK	6	65,207	71,053	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		153,600	301,476
				Trading derivatives	10 and 32	144,481	286,111
				Short positions	10	9,119	15,365
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		268,127	504,354
Debt instruments	8	110,613	206,272
Equity instruments	9	5,767	1,911	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH
Trading derivatives	10 and 32	151,747	296,171	PROFIT OR LOSS:		273,725	211,514
				Deposits from Central Bank – Repurchase agreements	19	111,574	24,937
				Deposits from credit institutions – Repurchase agreements	19	29,689	54,922
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH				Customer deposits – Repurchase agreements	20	129,216	130,292
PROFIT OR LOSS:		79,927	70,356	Marketable debt securities	21	3,246	1,363
Loans and advances to credit institutions – Reverse repurchase agreements	7	54,138	59,512
Loans and advances to customers – Reverse repurchase agreements	11	25,789	10,844
				FINANCIAL LIABILITIES AT AMORTIZED COST:		864,266	1,111,955
				Deposits from Central Bank - Repurchase agreements	19	—	126,329
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER				Deposits from credit institutions	19	72,969	61,174
COMPREHENSIVE INCOME:		236,980	356,089	Customer deposits	20	630,055	733,877
Loans and advances to customers	11	2,875	—	Customer deposits - Repurchase agreements	20	—	8,324
Debt instruments	8	233,463	355,321	Marketable debt securities	21	111,211	130,754
Equity instruments	9	642	768	Subordinated liabilities	22	34,267	36,182
				Other financial liabilities	23	15,764	15,315

FINANCIAL ASSETS AT AMORTIZED COST:		747,823	763,256
Loans and advances to credit institutions	7	36,895	64,371	HEDGING DERIVATIVES	12 and 32	7,523	19,078
Loans and advances to customers	11	699,671	687,432
Debt instruments	8	11,257	11,453
				PROVISIONS:	24	9,104	10,604
				Provisions for pensions and similar obligations		6,406	7,433
HEDGING DERIVATIVES	12 and 32	9,256	8,306	Provisions for tax and legal matters		1,558	1,898
				Provisions for off-balance sheet risk		1,075	1,232
				Other provisions		65	41
NON-CURRENT ASSETS HELD FOR SALE	13	935	551

				LEASE LIABILITIES	15	5,919	6,131
INVESTMENTS IN ASSOCIATED ENTITIES	49	—	1,001

				TAX LIABILITIES:		322	204
TANGIBLE ASSETS	14	10,542	12,206	Current		217	17
				Deferred	26	105	187

RIGHT-OF-USE ASSETS	15	5,611	5,643
				OTHER LIABILITIES	25	18,291	23,118

INTANGIBLE ASSETS:		8,832	8,607	TOTAL LIABILITIES		1,332,750	1,684,080
Goodwill	16	1,734	1,734
Other intangible assets	17	7,098	6,873	SHAREHOLDERS' EQUITY:	29	132,715	150,293
				Share capital		25,660	25,660
				Accumulated reserves		86,674	105,659
TAX ASSETS:		23,135	20,733	Profit for the year attributable to the Parent		20,381	18,974
Current		5,734	2,646
Deferred	26	17,401	18,087

				VALUATION ADJUSTMENTS:	28	2,043	3,504
OTHER ASSETS	18	11,173	15,759	Financial assets at fair value through other comprehensive income		2,319	4,073
				Cash flow hedges		(276)	(569)

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		134,758	153,797

				NON-CONTROLLING INTERESTS	27	40	37

				TOTAL EQUITY		134,798	153,834
TOTAL ASSETS		1,467,548	1,837,914	TOTAL LIABILITIES AND EQUITY		1,467,548	1,837,914

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Millions of Pesos)

		(Debit)/Credit
	Note	2018	2019	2020

Interest income	33	99,537	108,846	103,977
Interest income from financial assets at fair value through profit or loss	34	14,049	15,384	12,008
Interest expenses and similar charges	35	(51,589)	(58,074)	(50,175)
NET INTEREST INCOME		61,997	66,156	65,810
Dividend income	36	210	235	246
Income from entities accounted for using the equity method	49	—	—	178
Fee and commission income	37	22,296	24,318	23,756
Fee and commission expenses	38	(6,574)	(7,894)	(6,733)
Gains/(losses) on financial assets and liabilities (net)	39	1,484	2,854	5,984
Exchange differences (net)		—	—	19
Other operating income	41	748	1,553	1,651
Other operating expenses	41	(4,393)	(5,145)	(5,213)
TOTAL INCOME		75,768	82,077	85,698
Administrative expenses:		(28,649)	(29,258)	(30,135)
Personnel expenses	42	(14,354)	(15,428)	(14,876)
Other general administrative expenses	43	(14,295)	(13,830)	(15,259)
Depreciation and amortization	14 and 17	(2,973)	(5,222)	(5,743)
Impairment losses on financial assets not at fair value through profit or loss (net):		(18,810)	(19,220)	(21,799)
Financial assets at amortized cost	11	(18,806)	(19,220)	(21,731)
Financial assets at fair value through other comprehensive income	8 and 11	(4)	—	(68)
Gains/(losses) on modification of financial assets (net)	11	—	—	(1,743)
Impairment losses on other assets (net):
Non-current assets held for sale	13	(5)	(370)	(119)
Provisions (net)	24	(562)	(775)	(974)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	44	7	16	6
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	13	38	42	9
OPERATING PROFIT BEFORE TAX		24,814	27,290	25,200
Income tax	26	(5,458)	(6,909)	(6,226)
PROFIT FOR THE YEAR		19,356	20,381	18,974
Profit attributable to the Parent		19,353	20,381	18,974
Profit attributable to non-controlling interests	27	3	—	—

EARNINGS PER SHARE (pesos)
Basic earnings per share	4	2.86	3.01	2.80
Diluted earnings per share	4	2.85	3.00	2.80

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Millions of Pesos)

	Note	2018	2019	2020

PROFIT FOR THE YEAR		19,356	20,381	18,974

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation for the year	24	260	(1,673)	(995)
Changes in the fair value of equity instruments at fair value through other comprehensive income	9	(13)	107	126
Changes in the fair value attributable to change in the credit risk of financial liabilities designated at fair value through profit or loss		(35)	26	(8)
Income tax	26	(64)	462	264
		148	(1,078)	(613)

Items that may be reclassified subsequently to the consolidated income statement:
Financial assets at fair value through other comprehensive income:
Valuation adjustments	28	(1,226)	4,108	3,565
Amounts reclassified to the consolidated income statement	28	69	(189)	(843)
Impairment of debt instruments accounted at fair value through other comprehensive income	28	2	—	—
Income tax	28	371	(980)	(1,056)

Cash flow hedges:
Valuation adjustments	12	(882)	29	(376)
Amounts reclassified to the consolidated income statement	12	(40)	(9)	(43)
Income tax	26	276	(6)	126
		(1,430)	2,953	1,373

Other comprehensive income/(loss) for the year, net of income tax		(1,282)	1,875	760

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		18,074	22,256	19,734

Attributable to the Parent		18,071	22,256	19,734
Attributable to non-controlling interests		3	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Millions of Pesos)

				Profit		Total Shareholders’
	Share	Share	Accumulated	Attributable	Valuation	Equity Attributable	Non-Controlling	Total
	Capital	Premium	Reserves	to the Parent	Adjustments	to the Parent	Interests	Equity

BALANCES AT January 1, 2018	8,086	16,956	70,559	18,678	437	114,716	29	114,745

Profit for the year	—	—	—	19,353	—	19,353	—	19,353
Other changes in equity:
Transfer to Accumulated reserves	—	—	18,678	(18,678)	—	—	—	—
Dividends declared	—	—	(9,228)	—	—	(9,228)	—	(9,228)
Recognition of equity-settled share-based payments	—	—	40	—	—	40	—	40
Treasury shares	—	—	(434)	—	—	(434)	—	(434)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(591)	—	—	(591)	—	(591)
Other changes in non-controlling interest	—	—	—	—	—	—	3	3
Other comprehensive income/(loss) for the year, net of income tax	—	—	157	—	(1,439)	(1,282)		(1,282)
Sale of Custody business, net of income tax (see Note 3)	—	—	506	—	—	506	—	506
Acquisition of subsidiary	—	—	(225)	—	—	(225)	—	(225)
Changes in equity from Corporate Restructuring:
Amounts recognized from merger of entities	—	—	83	—	—	83	—	83
Capitalization of Share premium and Accumulated reserves	17,574	(16,956)	(618)	—	—	—	—	—
Recognition of equity-settled share-based payments	—	—	319	—	17	336	—	336
Effect on sale of Brokerage House, net of income tax	—	—	(19)	—	—	(19)	—	(19)
BALANCES AT December 31, 2018	25,660	—	79,227	19,353	(985)	123,255	32	123,287

Profit for the year	—	—	—	20,381	—	20,381	—	20,381
Other changes in equity:
Transfer to Accumulated reserves	—	—	19,353	(19,353)	—	—	—	—
Dividends declared	—	—	(10,293)	—	—	(10,293)	—	(10,293)
Treasury shares	—	—	217	—	—	217	—	217
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(595)	—	—	(595)	—	(595)
Recognition of equity-settled share-based payments	—	—	(82)	—	—	(82)	—	(82)
Other changes in non-controlling interest	—	—	—	—	—	—	8	8
Other comprehensive income/(loss) for the year, net of income tax	—	—	(1,153)	—	3,028	1,875	—	1,875
BALANCES AT December 31, 2019	25,660	—	86,674	20,381	2,043	134,758	40	134,798

Profit for the year	—	—	—	18,974	—	18,974	—	18,974
Other changes in equity:
Transfer to Accumulated reserves	—	—	20,381	(20,381)	—	—	—	—
Treasury shares	—	—	(58)	—	—	(58)	—	(58)
Paid interests on Subordinated Additional Tier I Capital Notes	—	—	(676)	—	—	(676)	—	(676)
Recognition of equity-settled share-based payments	—	—	39	—	—	39	—	39
Other changes in non-controlling interest	—	—	—	—	—	—	(3)	(3)
Other comprehensive income/(loss) for the year, net of income tax	—	—	(701)	—	1,461	760	—	760
BALANCES AT December 31, 2020	25,660	—	105,659	18,974	3,504	153,797	37	153,834

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Millions of Pesos)

	2018	2019	2020
A. CASH FLOWS FROM OPERATING ACTIVITIES:	15,554	34,470	13,213
Profit for the year	19,356	20,381	18,974
Adjustments made to obtain the cash flows from operating activities-	8,148	13,238	11,208
Depreciation and amortization	2,973	5,222	5,743
Impairment losses on other assets (net)	5	370	119
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(38)	(42)	(9)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(7)	(16)	(6)
Income tax expense recognized in consolidated income statement	5,458	6,909	6,226
Income from entities accounted for using the equity method	—	—	(178)
Expense recognized with respect to share-based payments	401	237	84
Effect of foreign exchange rate changes on Subordinated Additional Tier I Capital Notes	6	394	(522)
Effect of foreign exchange rate changes on cash deposits	(650)	164	(249)
Net (increase)/decrease in operating assets-	(80,396)	(36,074)	(362,106)
Financial assets at fair value through profit or loss	48,013	(647)	(236,267)
Other financial assets at fair value through profit or loss	(55,720)	27,498	9,571
Remeasurement of debt instruments reclassified to Financial assets at amortized cost	2,287	—	—
Financial assets at fair value through other comprehensive income	(67,730)	(82,536)	(116,184)
Financial assets at amortized cost	(13,996)	18,116	(14,653)
Other operating assets	6,750	1,495	(4,573)
Net increase/(decrease) in operating liabilities-	75,238	44,943	348,847
Financial liabilities at fair value through profit or loss	(10,846)	(29,046)	147,876
Other financial liabilities at fair value through profit or loss	11,379	95,460	(62,211)
Financial liabilities at amortized cost	69,498	(22,630)	244,685
Other operating liabilities	5,207	1,159	18,497
Income tax paid	(7,002)	(8,253)	(3,956)
Dividends received from equity instruments	210	235	246

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(5,349)	(12,002)	(4,734)
Payments-	(7,291)	(12,002)	(4,734)
Tangible assets	(3,307)	(8,766)	(1,663)
Intangible assets	(2,964)	(3,236)	(2,248)
Acquisition of subsidiary	(1,020)	—	—
Investments in associated entities	—	—	(823)
Proceeds-	1,942	—	—
Disposal of tangible assets	3	—	—
Sale of Brokerage House	1,175	—	—
Sale of Custody business	764	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(13,232)	(12,407)	(2,882)
Payments-	(36,513)	(12,407)	(2,882)
Dividends paid to owners	(11,050)	(10,293)	—
Paid interests on Subordinated Additional Tier I Capital Notes	(804)	(808)	(917)
Purchase of own shares (treasury shares)	(437)	(218)	(58)
Early settlement of Tier II Subordinated Capital Notes	(24,222)	—	—
Principal and interest paid on lease liabilities	—	(1,088)	(1,907)
Proceeds-	23,281	—	—
Issue of Tier II Subordinated Capital Notes	23,281	—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	650	(164)	249
E. NET INCREASE/(DECREASE) IN CASH AND BALANCES WITH THE CENTRAL BANK	(2,377)	9,897	5,846
F. CASH AND BALANCES WITH THE CENTRAL BANK AT THE BEGINNING OF YEAR	57,687	55,310	65,207
G. CASH AND BALANCES WITH THE CENTRAL BANK AT THE END OF YEAR	55,310	65,207	71,053

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2019 and 2020 and for each of the three years

in the period ended December 31, 2020

(in millions of Mexican pesos)

1.  Introduction, basis of presentation of the consolidated financial statements and other information

a)   Introduction

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, Banco Santander México) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (hereinafter, “the Group”, “Parent” or “Parent company”), which is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, Banco Santander (Spain) or “Ultimate Parent”) and holds 91.64% (see Note 3) of its common stock and is regulated by, among others, the Credit Institutions Law (Ley de Instituciones de Crédito), the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, “CNBV” by its Spanish acronym) and the Mexican Central Bank (hereinafter, “Central Bank”, “Mexican Central Bank” or “Banco de México”). The Bank is also subject to the supervision and oversight of CNBV and the Mexican Central Bank.

The shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares. The Bank is subject to the supervision and oversight of the United States Securities and Exchange Commission.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, the Bank has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main office of the Bank is located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Ciudad de Mexico, Mexico.

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank on February 26, 2021. These consolidated financial statements are pending the approval of the Board of Directors and of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

COVID-19 pandemic

Near the end of 2019, a new strain of coronavirus denominated SARS-CoV-2 (hereinafter, “COVID-19”) was first reported. In that period, a clusters of cases showing the symptoms of a ‘pneumonia of unknown cause’ were identified in Wuhan, the capital of Central China’s Hubei province.

On December 31, 2019, China alerted the World Health Organization (WHO) of this new virus and on January 31, 2020, the International Health Regulations Emergency Committee of the WHO declared the outbreak a ‘Public Health Emergency of International Concern’. Since then, COVID-19 has progressively spread around the world, initially in parts of Asia, from where it then moved to Europe, the United States of America and Latin America, among others. On March 11, 2020, the WHO declared the COVID-19 outbreak to be a pandemic.

In the United States of America and Latin America, the health crisis began later than in Europe, so its impact was greatest at the end of the first quarter of 2020 and there are no clear signs of recovery yet.

COVID-19 has significantly affected the world economy. Countries all over the world responded to the COVID-19 pandemic by imposing a variety of measures to try to contain its expansion and impact, including lockdowns on millions of people, the implementation of mass quarantines and other containment measures, travel restrictions, limiting public gatherings and the temporary suspension of most economic activity. The measures adopted led to a notable decrease in global economic activity, disruption of supply chains, falls in production and demand, which resulted in significant Gross Domestic Product (GDP) falls in the most relevant countries, exchange rate volatility, sharp declines and high volatility in the financial and commodities markets worldwide, among others.

While some countries have started to ease their lockdowns, the reduction has been gradual and, as a result of the disruption to businesses, millions of workers have lost their jobs. These measures had a negative impact and could continue to affect adversely companies, market participants, Bank’s counterparties and customers in the coming years.

Mexican government and regulatory authorities, including the CNBV and the Mexican Central Bank, have acted to alleviate the economy and market disruptions resulting from COVID-19 pandemic. At the time, it is difficult to forecast the effectiveness of these and other measures taken to mitigate the economic impact of the COVID-19 pandemic.

The Bank’s priority is to protect the health of its employees, customers and shareholders but also to help mitigate the economic and financial impact that the health crisis could have. In this respect, several work streams were activated to find the best possible outcome for customers as well as to preserve the Bank’s strength and solvency, such as:

●	Identification of vulnerable customers, collectives and sectors that are affected or could be affected by the effects of the COVID-19 pandemic.
●	Close monitoring of their situation and needs in light of the most recent pandemic and market developments.
●	Scenario analysis to assess potential impacts and define action plans in case they are needed.
●	Assessment of the risk control framework, risk appetite statement, management limits and policies to ensure their appropriateness under the current circumstances.
●	Strengthening of the Recoveries area.

The Bank’s additional governance was also activated, which includes the “Special Situation Committee” to address and closely monitor the current situation and its potential negative effects. The Board of Directors and Bank’s Management, in order to facilitate the decision-making process, are regularly updated with the continuous monitoring of the key risk indicators.

Preserving the Bank’s business and critical functions in stress conditions is essential to providing high quality services to customers. Consequently, the Bank has the necessary contingency plans, including simulations of stress scenarios, which have enabled to face the COVID-19 pandemic with suitable preparation and knowledge. Contingency plans ensured the operational continuity of business, identifying their critical businesses and, among other measures, segregating teams and technological infrastructures, establishing shifts between critical employees and their back-ups, as well as increasing information technology infrastructure. Consequently, operational continuity of the Bank’s business units was not compromised, nor did they present any relevant incidents.

At the end of March 2020, the Bank implemented various relief measures issued by the CNBV (hereinafter, “Support Program”), which includes the partial or total deferral of principal and/or interest payments for up to four months, with the possibility of extending it to two additional months. Additionally, the Bank implemented case-by-case debt restructurings to corporate customers, provided liquidity and credit facilities for individuals and businesses facing hardship and offered proactive support for vulnerable customers trying to cover their needs, among others.

As for the branch network, measures were also taken to ensure a balance between customer service and the protection of employees, such as, reduced opening hours, shifts, limiting the number of customers in a branch at the same time, among others.

Around or above 99% of automated teller machines (ATM) remained active during the worst moment of the health crisis, ensuring availability of cash to customers and the possibility of online transactions.

Bank’s liquidity has been closely monitored since the beginning of the COVID-19 pandemic and preventive management measures were carried out to strengthen its position. In addition, the Mexican Central Bank has adopted measures to provide significant liquidity to the financial system. As a result, the liquidity position of the Bank has remained solid during 2020.

Regarding credit risk, the main indicators, such as customer’s performance and payment capacity, has been continuously monitored in order to maintain a robust credit quality of the Bank’s loan portfolio supported by the Bank’s initiatives to back its customers.

The Bank’s market risk exposure maintained its low profile with stable Value at Risk levels despite the persisting uncertainty stemming from COVID-19 pandemic.

The operational risk profile remained also stable, with a similar distribution of losses by category as in 2019, despite the exceptional circumstances from COVID-19 pandemic.

During 2020, the Bank has had more than half of total workforce telecommuting, which has increased cybersecurity risks given greater use of computer networks outside the corporate environment. Accordingly, the Bank focused in managing these risks, as well as increasing bandwidths and remote connection capacities, raising the maximum number of users supported while providing the necessary information technology equipment to adapt the organization to the new telecommuting environment in order to avoid business disruptions.

Regarding the safeguard of Bank’s employees, several actions were carried out from the beginning of the COVID-19 pandemic such as communication campaigns with the necessary hygiene guidelines, large scale remote working, travel and face-to-face meeting restrictions and constant health monitoring, among others.

The Bank has also implemented actions and mobilized resources to help society combat the health crisis as being the contribution to the well-being of society as a whole, which is one of the Bank’s main priorities. In this regard, the Bank created a solidarity fund to acquire medical equipment and materials to support organizations in the fight against COVID-19.

Bank’s Management has a reasonable expectation that the Bank has adequate resources to continue in operational existence for the near future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

b)   Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter, “IFRS”) as issued by the International Accounting Standards Board (hereinafter, “IASB”) and IFRIC interpretations, which are developed by the IFRS Interpretations Committee (previously the International Financial Reporting Interpretations Committee or IFRIC) and issued after approval by the IASB.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities at fair value through profit or loss (including trading financial derivative instruments), other financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, hedging financial derivative instruments, non-current assets held for sale and plan assets of defined benefit pension plans, that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

Historical cost is based on the fair value of the consideration given in exchange for goods and services.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

The consolidated financial statements are presented in Mexican pesos. As used in these consolidated financial statements, the term “billion” means one thousand million (1,000,000,000).

The consolidated financial statements filed for Mexican statutory purposes are prepared in accordance with accounting rules and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards (NIF by its Spanish acronym) as issued by the Mexican Board of Financial Reporting Standards (CINIF by its Spanish acronym), which, in turn, are supplemented and modified by specific rules mandated by the CNBV.

The most significant differences between Mexican Banking GAAP and IFRS are:

a)   Allowance for impairment losses

For Mexican Banking GAAP purposes, allowance for impairment losses and provisions for off-balance sheet risk are determined using prescribed formulas that are based primarily on an expected credit loss model. The expected credit loss model is developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ from the Bank’s expected credit loss model.

In some cases, CNBV can approve the use of internal models to determine the allowance for impairment losses under Mexican Banking GAAP, as an alternative to the regulatory expected credit loss model.

b)   Effects of inflation

Mexican Banking GAAP requires the recognition of the comprehensive effects of inflation when an economic environment becomes inflationary, which, for purposes of Mexican Banking GAAP, is indicated by a three-year cumulative inflation rate of approximately 26% or more.

c)   Actuarial gains and losses of the pension plan

IFRS require the recognition of actuarial gains and losses from the year immediately through other comprehensive income without recycling to profit or loss. Under Mexican Banking GAAP there is an option to recognize actuarial gains and losses from the year, immediately through other comprehensive income as remeasurement of defined benefit obligation and demand their subsequent recycling to profit or loss based on the average remaining life of the pension plan, or to profit or loss of the period in which are determined.

d)   Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

e)   Consolidation of special purpose entities

Mexican Banking GAAP does not require the consolidation of those special purpose entities created before January 1, 2009 over which control is exercised.

f)    Impairment losses of non-current assets held for sale

For Mexican Banking GAAP, impairment losses from non-current assets held for sale are determined based on formulas prescribed by the CNBV.

g)     Leases

As a lessee, Mexican Banking GAAP distinguishes leases between two types:

●	Operating lease, if the lease does not transfer substantially all the risk and rewards incidental to ownership, the lease payments should be recognized as an expense in the income statement over the lease term on a straight-line basis, unless another systematic basis is more representative of the time pattern of the user's benefit.

●	Finance lease, if the lease transfer substantially all the risk and rewards incidental to ownership, at commencement of the lease term, finance leases should be recognized as an asset (decreased by depreciation) and a liability (decreased by payments).

h)    Finance leases

At the beginning of the contract, the lessor will recognize the contractual value (nominal) of the leasing operation within its loan portfolio, against the cash outflow for the acquisition of the underlying asset and the corresponding financial income to be accrued as established by Mexican Banking GAAP.

i)    Fair value measurements of financial instruments

For Mexican Banking GAAP, the fair value measurement of financial derivative instruments non-listed in recognized markets does not consider the counterparty credit risk (Credit Value Adjustment) and the  entity’s own credit risk (Debit Value Adjustment).

Fair value measurement of financial liabilities at fair value through profit or loss does not consider also entity’s own credit risk for Mexican Banking GAAP.

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

Resolutions and provisions issued by the CNBV to address the contingency derived from COVID-19 pandemic

On April 8, 2020, the CNBV issued some resolutions and provisions to face the contingency derived from the COVID-19 pandemic. In this sense, the CNBV postponed to January 1, 2022 the entry into force of IFRS 9 Financial instruments contained in the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), which was originally scheduled for January 1, 2021.

New and amended IFRS that are effective for the current year

In the current year, the Bank has applied the below amendments to IFRS and International Accounting Standards (hereinafter, “IAS”) issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

●	Amendments to IAS 1 and IAS 8 – Definition of Material
●	Amendments to IFRS 3 – Definition of a Business
●	Revised Conceptual Framework for Financial Reporting
●	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform Phase 1
●	Amendment to IFRS 16 – Rent concessions

Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Material

The amendments to IAS 1 and IAS 8 use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify the explanation of the definition of material and incorporate some of the guidance in IAS 1 about immaterial information.

The amended definition is:

“Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment clarifies that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information. It also states that an entity assesses materiality in the context of the financial statements as a whole.

The amendment also clarifies the meaning of “primary users of general purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

The application of this amendment has had no impact on the amounts recognized in the consolidated financial statements.

Amendments to IFRS 3 Business Combinations

The amendments to IFRS 3 improve the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present (including for early stage companies that have not generated outputs).

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. It is also no longer necessary to assess whether market participants are capable of replacing missing elements or integrating the acquired activities and assets.

The amendments also introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The application of this amendment has had no impact on the amounts recognized in the consolidated financial statements.

Revised Conceptual Framework for Financial Reporting

The IASB has issued a revised Conceptual Framework. The revised Conceptual Framework is not an IFRS standard and will be used in future standard-setting decisions, but no changes will be made to current IFRS. Preparers might also use the Conceptual Framework to assist them in developing accounting policies where an issue is not addressed by an IFRS.

The main changes include:

-	increasing the prominence of stewardship in the objective of financial reporting, which is to provide information that is useful in making resource allocation decisions;
-	reinstating prudence, defined as the exercise of caution when making judgments under conditions of uncertainty, as a component of neutrality;
-	defining a reporting entity, which may be a legal entity, or a portion of an entity;
-	revising the definitions of an asset as a present economic resource controlled by the entity as a result of past events;
-	revising the definition of a liability as a present obligation of the entity to transfer an economic resource as a result of past events;
-	removing the probability threshold for recognition and adding guidance on derecognition;
-	adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and
-	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced.

The application of this amendment has had no impact on the amounts recognized in the consolidated financial statements.

Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Interest Rate Benchmark Reform Phase 1

Following the financial crisis, the replacement of benchmark interest rates such as the London Inter-bank Offered Rate (LIBOR) and other Interbank Offered Rates (IBOR), hereinafter the “IBOR Reform”, became a priority for global regulators. Given the pervasive nature of IBOR-based contracts, there are significant impacts of these changes on financial reporting under IFRS.

The IASB has issued two-phase amendments to provide reliefs from the effects of IBOR Reform.

-	Phase 1 - amendments to IFRS 9, IAS 39 and IFRS 7 (IBOR Reform Phase 1) provides temporary reliefs to enable hedge accounting to continue during the period of uncertainty before the replacement of an IBOR with an alternative nearly risk-free interest rate (RFR). The IBOR Reform Phase 1 amendments are effective for periods beginning on or after January 1, 2020.
-	Phase 2 - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (IBOR Reform Phase 2) provides temporary reliefs to address the accounting issues, which arise upon the replacement of an IBOR with an RFR. These amendments were published by the IASB on August 27, 2020 and are effective for annual periods beginning on or after January 1, 2021, with early application permitted.

IBOR Reform Phase 1 amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the IBOR Reform. A hedging relationship is affected if the IBOR Reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument during the period before the replacement of an existing interest rate benchmark with an RFR. This may lead to uncertainty whether a forecast transaction is highly probable and whether prospectively the hedging relationship is expected to be highly effective. IBOR Reform Phase 1 amendments provides reliefs which require the Bank to assume that hedging relationships are unaffected by the uncertainties caused by IBOR reform. This includes assuming that hedged cash flows are not altered because of IBOR reform. In addition, the reliefs allow the Bank to continue the hedging relationships because of retrospective or prospective ineffectiveness.

Because of these uncertainties, significant accounting judgment is involved in determining whether certain hedge accounting relationships that hedge the variability of foreign exchange and interest rate risk due to expected changes in IBOR continue to qualify for hedge accounting as of December 31, 2020. IBOR continues to be used as a reference interest rate in financial markets and is used in the valuation of financial instruments with maturities that exceed the expected end date for IBOR. Therefore, the Bank believes the current market structure supports the continuation of hedge accounting.

In some hedges, the hedged item or hedged risk is a non-contractually specified IBOR risk component. In order for hedge accounting to be applied, IAS 39 requires the designated risk component to be separately identifiable and reliably measurable. Under IBOR Reform Phase 1 amendments, the risk component only needs to be separately identifiable at initial hedge designation and not on an ongoing basis.

The reliefs provided by the IBOR Reform Phase 1 amendments that apply to the Bank are:

-	Hedge accounting relationships will continue despite the following:
●	For IBOR cash flow hedges, there is uncertainty about the timing and amount of the hedged cash flows due to the IBOR reform.
●	For IBOR fair value hedges, the benchmark interest rate component may not be separately identifiable.

-	The Bank will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80% to 125% range. For those hedging relationships that are not subject to the IBOR Reform, the Bank continues to cease hedge accounting if retrospective effectiveness is outside the 80% to 125% range.
-	The Bank will retain the cumulative gain or loss recognized temporarily in other comprehensive income under Valuation adjustments - Cash flow hedges for designated cash flow hedges that are subject to the IBOR Reform even though there uncertainty arising with respect to the timing and amount of cash flows of the hedged items. When the Bank considers the hedged future cash flows are no longer expected to occur due to reasons other than the IBOR Reform, the cumulative gain or loss recognized temporarily in other comprehensive income under Valuation adjustments – Cash flow hedges will be immediately reclassified to profit or loss.

The Bank will continue to apply the IBOR Reform Phase 1 amendments to IAS 39 until the uncertainty arising from the interest rate benchmark IBOR Reform with respect to the timing and the amount of the underlying cash flows to which the Bank is exposed ends. The Bank expects this uncertainty will continue until the Bank’s contracts that reference to IBOR are amended to specify the date on which the interest rate benchmark will be replaced and the basis for the cash flows of the alternative benchmark rate are determined including any fixed spread.

In order to manage the transition process to the new reference rates, the Bank has set up a corporate IBOR transition program with the involvement of Bank’s Management. The aim of the program is to identify the risks and challenges arising from the IBOR Reform, understand where IBOR exposures are within the business, prepare and deliver on an action plan to enable a smooth transition to RFR. The Bank aims to finalize its transition and fall back plans by the end of first half of 2021.

The Bank has also closely monitored the financial markets and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, such as the United Kingdom Financial Conduct Authority (FCA) and the United States Commodity Futures Trading Commission (CFTC) regarding the transition from LIBOR including British pound sterling (GBP) to the Sterling Overnight Index Average rate (SONIA), United States dollar (USD) LIBOR to the Secured Overnight Financing Rate (SOFR) and Japanese yen (JPY) LIBOR to the Tokyo Overnight Average rate (TONA). The FCA has made clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR.

The International Swaps and Derivatives Association (ISDA) is currently reviewing its standardized contracts in the light of IBOR Reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBOR. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in financial derivative transactions that were entered into before the date of the supplement. The Bank has adhered to the protocol and intends to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Bank will negotiate with them bilaterally about including new fallback clauses.

The IBOR Reform Phase 1 amendments are relevant to the Bank given that it applies hedge accounting to its benchmark interest rate exposures. The application of the IBOR Reform Phase 1 amendments affects the Bank in the following ways:

-	Hedged items in cash flow hedge relationships include loans to customers in USD LIBOR floating rate and Euro LIBOR floating rate.
-	Hedging instruments include USD LIBOR and Euro LIBOR linked cross currency swaps.

Below are details of the hedging instruments and hedged items in scope of IAS 39 due to IBOR Reform, by hedge type. The terms of the hedged items listed match those of the corresponding hedging instruments.

Hedge	Instrument type	Instrument	Maturing	Hedge
type	prior to transition	type	in	item

Cash flow hedges	USD LIBOR	CCS	2023	Loans and advances to customers
Cash flow hedges	Euro LIBOR	CCS	2025	Loans and advances to customers

Amendment to IFRS 16 Leases – Rent concessions

(Effective for annual periods beginning on or after June 1, 2020)

In response to the COVID-19 pandemic, the IASB issued in May 2020 an amendment to IFRS 16 that provide practical relief for lessees in accounting for rent concessions. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

Rent concessions are eligible for the practical expedient, if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met:

●	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
●	any reduction in lease payments affects only payments originally due on or before June 30, 2021 (a rent concession meet this condition if it results in reduced lease payments on or before June 30, 2021 and increased lease payments that extend beyond June 30, 2021); and
●	there is no substantive change to the other terms and conditions of the lease.

The Bank decided not to adopt the facilities of the practical expedient for leases.

New and revised IFRS in issue but not yet effective

At the date of authorization of these consolidated financial statements, the following IFRS had been issued but were not mandatory for annual reporting periods ending on December 31, 2020:

●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform Phase 2
●	IFRS 17 - Insurance Contracts
●	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract
●	Amendments to IAS 16 – Proceeds before intended use
●	Amendments to IFRS 3 – Reference to the Conceptual Framework
●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

●	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
●	Annual Improvements to IFRS Standards 2018–2020 Cycle

Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments, IFRS 7 Financial Instruments, IFRS 4 Insurance contracts and IFRS 16 Leases – Interest Rate Benchmark Reform Phase 2

(Effective for annual periods beginning on or after January 1, 2021, earlier adoption is permitted)

The objective of IBOR Reform Phase 2 amendments is to assist entities in providing useful information about the effects of the transition to an RFR and support preparers in applying the requirements of IFRS when changes are made to contractual cash flows or hedging relationships because of the transition to an RFR. The IBOR Reform Phase 2 amendments affect the following key areas: changes in the basis for determining the contractual cash flows because of IBOR Reform, hedge accounting and disclosures.

IBOR Reform Phase 2 amendments provide specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash flows changes because of IBOR Reform. This can include cases where the contractual terms are amended, cases where the contractual terms are not amended but for example, where the method for calculating the interest rate benchmark is altered, and cases where an existing contractual term is activated such as when a fallback clause is triggered.

As a practical expedient, the IBOR Reform Phase 2 amendments require an entity to apply IFRS 9, such that the change in the basis for determining the contractual cash flows is applied prospectively by revising the effective interest rate. This practical expedient only applies when the change in the basis for determining the contractual cash flows is necessary as a direct consequence of IBOR Reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis (i.e. the basis immediately preceding the change).

The IBOR Reform Phase 2 amendments provide a non-exhaustive list of examples of changes that give rise to a new basis for determining the contractual cash flows that is economically equivalent to the previous basis:

a)	The replacement of an existing interest rate benchmark used to determine the contractual cash flows of a financial asset or financial liability with an RFR or implementation of a reform of an interest rate benchmark by changing the method used to calculate the interest rate benchmark, with the addition of a fixed spread necessary to compensate for the basis difference between the existing interest rate benchmark and the RFR;
b)	Changes to the reset period, reset dates or the number of days between coupon payment dates in order to implement the reform of an interest rate benchmark; and
c)	The addition of a fallback provision to the contractual terms of a financial asset or financial liability to enable any of the changes described in a) and b) above to be implemented.

Given the similarity of financial liabilities in IFRS 9 and lease liabilities in IFRS 16, the IASB has provided a similar practical expedient in IFRS 16. The practical expedient applies when the interest rate benchmark on which lease payments are based is changed as a direct consequence of IBOR Reform and the change is done on an economically equivalent basis. Like the practical expedient in IFRS 9, the change in the contractual cash flows is applied prospectively. If additional modifications are made to lease contracts that are not required by IBOR Reform, a lessee shall apply the applicable requirements in IFRS 16 to account for all lease modifications made at the same time, including those required by IBOR Reform.

An entity may apply the hedge accounting requirements of either IFRS 9 or IAS 39 and therefore both Standards have been amended. The amendments to IFRS 9 and IAS 39 introduce an exception to the existing requirements so that changes in the formal designation and documentation of a hedge accounting relationship that are needed to reflect the changes required by IBOR Reform do not result in the discontinuation of hedge accounting or the designation of a new hedging relationship. These changes to the hedge relationship must be made by the end of the reporting period during which a change required by IBOR Reform occurs.

The exception applies to the changes to the hedge designation that are limited to one or more of the following changes:

a)	Designating an RFR (contractually or non-contractually specified) as a hedged risk;
b)	Amending the description of the hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
c)	Amending the description of the hedging instrument; and
d)	For those applying IAS 39, amending the description of how the entity will assess hedge effectiveness.

For the purposes of assessing the retrospective effectiveness of a hedging relationship on a cumulative basis according to IAS 39, an entity may elect to reset the cumulative fair value changes of the hedged item and hedging instrument to zero. This election is made separately for each hedging relationship (i.e. on an individual hedging relationship basis). This election was introduced to minimize the risk that entities would fail the retrospective effectiveness assessment of a hedging relationship when they transition to an RFR.

The amendments to IFRS 7 require that an entity provide disclosures that enable a user to understand the nature and extent of risks arising from IBOR Reform, how the entity is managing those risks, its progress in completing the transition from interest rate benchmarks to RFR and how it is managing the transition. To achieve this objective, an entity is required to disclose:

-	How it is managing the transition to RFR, its progress at the reporting date and the risks to which it is exposed arising from financial instruments because of the transition;
-	Disaggregated by significant interest rate benchmark subject to IBOR Reform, quantitative information about financial instruments that have yet to transition to an RFR as at the end of the reporting period, showing separately: non-derivative financial assets, non-derivative financial liabilities and financial derivatives; and
-	If the IBOR Reform has resulted in changes to an entity’s risk management strategy, a description of those changes.

The IBOR Reform Phase 2 amendments are applied retrospectively in accordance with IAS 8 and are not optional. Restatement of prior periods is not required; however, the entity may restate prior periods if, and only if, it is possible without the use of hindsight.

Bank’s Management does not anticipate that the application of IBOR Reform Phase 2 amendments will have a material impact in the consolidated financial statements.

The Bank is exposed to the following interest rate benchmarks, which are subject to IBOR Reform: GBP LIBOR and USD LIBOR. The exposures arise on financial derivatives and non-derivative financial assets and liabilities.

As of December 31, 2020, the Bank has financial assets and liabilities for 1,383,058 million pesos and 1,452,559 million pesos that will be subject to IBOR Reform. The Bank is quantifying the impact of IBOR

Reform expecting that no significant modification gain or loss will arise because of applying the amendments to these changes.

IFRS 17 Insurance contracts

(Effective for annual periods beginning on or after January 1, 2023, earlier adoption is permitted)

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard and supersedes IFRS 4 Insurance Contracts.

IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach.

The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.

In June 2020, the IASB issued Amendments to IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 was published. The amendments defer the date of initial application of IFRS 17 (incorporating the amendments) to annual reporting periods beginning on or after January 1, 2023. At the same time, the IASB issued Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4) that extends the fixed expiry date of the temporary exemption from applying IFRS 9 in IFRS 4 to annual reporting periods beginning on or after January 1, 2023.

IFRS 17 must be applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied.

For the purpose of the transition requirements, the date of initial application is the start of the annual reporting period in which the entity first applies IFRS 17, and the transition date is the beginning of the period immediately preceding the date of initial application.

IFRS 17 is not applicable as there is no insurance entity as a subsidiary of the Bank nor any contracts within the scope of this Standard.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets

(Effective for annual periods beginning on or after January 1, 2022, earlier adoption is permitted)

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

Bank’s Management does not expect any material impact from the adoption of these amendments.

Amendments to IAS 16 Property, Plant and Equipment

(Effective for annual periods beginning on or after January 1, 2022, earlier adoption is permitted)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

Bank’s Management does not expect any material impact from the adoption of these amendments.

Amendments to IFRS 3 Business Combinations

(Effective for annual periods beginning on or after January 1, 2022, earlier adoption is permitted)

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists because of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the amendments add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

The amendments are effective for business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

Amendments to IAS 1 Presentation of Financial Statements

(Effective for annual periods beginning on or after January 1, 2023, earlier adoption is permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Bank’s Management does not expect any material impact from the adoption of these amendments.

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures

(Effective date has not been set by the IASB)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. Bank’s Management anticipates that the application of these amendments may have an impact in the consolidated financial statements in future periods should such transactions arise.

Annual Improvements to IFRS Standards 2018–2020 Cycle

The Annual Improvements include amendments to the following IFRS:

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ‘10 percent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date, the entity first applies the amendment.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted.

IFRS 16 Leases

The amendment removes the illustration of the reimbursement of leasehold improvements.

As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

Bank’s Management does not expect any material impact from the adoption of these Annual Improvements.

c)   Critical accounting estimates and judgments

IFRS requires that Bank’s Management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures.

The COVID-19 pandemic resulted in the application of further judgment due to the evolving nature of the pandemic and the limited recent experience of the economic and financial impacts of such event. COVID-19 pandemic also affected the assumptions and estimation uncertainty associated with the measurement of assets and liabilities. Additional disclosures are incorporated in the notes to the consolidated financial statements in order to help users of financial statements understand the judgments applied in its preparation.

Although the actual results may differ, Bank’s Management believes that the estimates, assumptions and judgments utilized in preparing the consolidated financial statements and related disclosures were appropriate under the circumstances.

Use of critical estimates

To update the estimates, the Bank's Management has considered that since March 2020, COVID-19 has spread toward many countries, including Mexico. While there has been a worsening of the macroeconomic outlook to date, the extent to which COVID-19 pandemic will ultimately affect the Bank's results will depend on future developments, including actions to contain or treat the disease and mitigate its impact in the Mexican economy, which generate uncertainties in the Bank’s estimates. For this reason, the Bank's Management has assessed the current situation according to the best information available, then developing the potential impacts of COVID-19 pandemic on the estimates made during the year.

The critical accounting estimates applied are as follows:

- Fair value measurement of financial instruments (see Note 2.d.iii and Note 45.d).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, liquid and deep market (quoted price or market price). Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

When there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

In estimating the fair value of an asset or a liability, the Bank takes into account the characteristics of the asset or liability if market participants would consider those characteristics when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the consolidated financial statements for certain financial instruments is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment and measurements that have some similarities to fair value but are not fair value, such as value in use defined in IAS 36 Impairment of Assets.

When there is no market price available for an identical instrument, the Bank measures fair value using other valuation techniques that are commonly used by the financial markets that maximize the use of relevant observable inputs and minimize the use of unobservable inputs as explained in Note 2.d.

The availability of observable prices or inputs varies by product and market, and may change over time. The level of judgment from Bank’s Management required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets. The level of subjectivity and degree of judgment from Bank’s Management required are more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable.

In making appropriate valuation adjustments, the Bank follows methodologies that consider factors such as liquidity and credit risk (both counterparty credit risk in relation to financial assets and its own credit risk in relation to financial liabilities, which are at fair value through profit or loss).

The pressures observed in the financial markets during 2020 did not have a significant impact in terms of valuation of levels for the Bank's portfolios, considering, the typology of the Bank's products, the low complexity of the portfolios, the decrease in volatility and credit spreads in the second half of 2020 and the observability of the price sources used.

As of December 31, 2020, no significant reduction exists in observables prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for the Bank’s portfolios, there have been no significant reclassifications between levels. The Bank continues to monitor the evolution of the financial markets, their liquidity, and the observability conditions of the valuation inputs in order to apply the criteria established in the Bank for the levelling of assets and liabilities measured at fair value.

- Fair value estimates used in disclosures (see Note 2.d.iii and Note 45.d).

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 according to IFRS 13 Fair Value Measurement based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1: inputs that are quoted market prices (unadjusted) in active markets for identical instruments;
●	Level 2: inputs other than quoted prices included within Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data; and
●	Level 3: inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

This disclosure is provided in Note 2.d.iii.

For financial instruments measured at amortized cost (which include balances with the Central Bank, loans and advances to customers, debt instruments, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 45.d; generally, there is no trading activity in these instruments and the fair value determination therefore requires significant judgment from Bank’s Management.

-	Allowance for impairment losses and provisions for off-balance sheet risk (see Note 2.g, Note 8.c, Note 9.c, Note 11.c and Note 24.f).

From January 1, 2018, the Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The Bank considers a financial asset to have experienced a significant increase in credit risk, since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined that a significant change in credit risk has occurred, the expected credit losses are re-evaluated and the credit losses are quantified.

The Bank uses the concept of expected credit loss methodology according to IFRS 9 to quantify the credit losses as further discussed in Note 2.g.

The accounting estimates and judgments related to the allowance for impairment losses and provisions for off-balance sheet risk are a critical accounting estimate for the Bank because the underlying assumptions used to assess the impairment can change from period to period and may significantly affect the Bank’s profit, particularly in circumstances of economic and financial uncertainty. Further, the statistical models incorporate numerous estimates and judgments (for example, Probability of Default, Loss Given Default and segmentation of loans in groups with similar credit risk characteristics, etc.).

Many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts with different perspectives and views on the depth and duration of the COVID-19 pandemic.

Consequently, the Bank analyzes expected credit losses under IFRS 9 based on three types of elements:

1.	Continuous monitoring of customers

Monitoring the credit quality of customers may be more complex in the current circumstances due to the absence of certain contractual payments on transactions subject to the Support Program. To this end, and in addition to the application of internal customer monitoring policies, all available information should be used, such as payment capacity, customer’s financial information, credit bureaus, behavioral scores, among others.

2.	Forward-looking vision

As indicated by the IASB, macroeconomic uncertainty makes the usual application of IFRS 9 expected loss calculation models difficult, but does not exempt the incorporation of the prospective feature contained in IFRS 9. To this end, regulators and supervisors have recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts.

The Bank uses macroeconomic scenarios in its strategic and budgetary processes. For the purposes of measuring expected credit losses under IFRS 9, in accordance with the regulatory recommendations, the long-run view consistent with these scenarios was used. This long-run vision is generated through a stable long-term perspective, reflecting the structural impairment caused by the COVID-19 pandemic.

3.	Additional elements

Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the COVID-19 pandemic, if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of customers cannot be identified individually.

The impact of the COVID-19 pandemic has increased the uncertainty around expected credit losses impairment calculations and has required additional judgments, especially as it is not directly comparable with any recent similar events and the impact depends mainly on government measures as much as the spread of the virus. The key additional judgments arising from the impact of COVID-19 pandemic mainly consider the review and update of macroeconomic scenarios and assumptions, weights of the scenarios, enlarged uncertainty around forward-looking economic information and the use of top-down post-model adjustments or overlays to embed in the expected credit losses, risks not yet fully captured by the impairment methodology.

In terms of classification of customers (staging), the Bank has maintained the criteria and thresholds for classification during the COVID-19 pandemic, incorporating the regulatory interpretations in the classification of customers that took advantage of the Support Program. In this way, Support Program is not considered as an automatic indicator for identifying these contractual changes as forbearances or classifying them in Stage 2. However, this does not exempt the rigorous application of IFRS 9 in the monitoring of costumer’s credit quality and in the timely detection of significant increases in credit risk in certain transactions or groups of transactions.

As such, the actual amount of the future cash flows and their timing may differ from the estimates used by Bank’s Management and consequently may cause actual credit losses to differ from the recognized allowance for impairment losses or provisions for off-balance sheet risk.

Given the level of uncertainty and the sensitivity of judgments and estimates, additional disclosures of the key assumptions used and judgments made in estimating expected credit losses, as well as the impact of any relief measures, are included in the notes to the consolidated financial statements.

Further details about expected credit loss measurement considerations related to COVID-19 pandemic are given in Note 2.g.

- The recognition and measurement of deferred tax assets (see Note 26.d).

As discussed in Note 2.w, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

The Bank has reassessed its ability to generate future taxable income in relation to the recoverability of deferred tax assets recognized in the consolidated balance sheet. The COVID-19 pandemic introduced new uncertainties, that the Bank has considered in its analysis of the recoverability of deferred tax assets, such as relief measures contained in the Support Program, depth, severity and duration of the COVID-19 pandemic, and effectiveness of vaccination program. In determining the amount of deferred tax assets to be recognized, the Bank used updated expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

Bank’s Management considers that the recovery period of these assets would not be affected and that it is not necessary to adjust the deferred tax assets recognized based on the results of the analyses performed.

The Bank believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant judgment of the Bank’s Management and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Bank).

- Goodwill and business combinations (see Note 16).

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recognized in connection with acquisitions as well as acquired intangible assets. Accounting for goodwill and acquired intangible assets requires estimates from Bank’s Management regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recognized, (2) the amortization period (for identified intangible assets other than those with indefinite lives or goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

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

- Impairment of goodwill (see Note 16).

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication, so even though there is still high uncertainty about how the COVID-19 pandemic is going to affect the economy, the Bank concluded that as of December 31, 2020 there are not impairment indications.

The Bank’s impairment test in respect of goodwill allocated to each CGU is performed annually. Having considered the impact of the COVID-19 pandemic, an interim impairment test has been performed at 30 September 2020. The Bank did not recognized any impairment losses on goodwill as such date.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires estimating the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

The estimated future cash flows are based on updated financial budgets and business plans that reflect the most recent developments, such as the economic impacts of the COVID-19 pandemic on unemployment, GDP, interest rates and inflation.

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

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Details of the impairment of goodwill calculation are set out in Note 16.

- Defined benefit plan (see Note 24.c).

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

The Bank determines the appropriate discount rate at the end of each year. This interest rate should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The Bank’s defined benefit obligation is discounted at a rate set by reference to market yields on Mexican government bonds at the end of the reporting period.

The COVID-19 pandemic did not have a significant impact on actuarial assumptions, which are considered a key source of for the re-measurement of the defined benefit obligation. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the ‘net defined benefit pension plan deficit’ recognized in the consolidated balance sheet.

Further details about pension obligations are given in Note 24.c.

- The recognition and measurement of certain provisions and contingencies (see Note 24).

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of cash or other economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If an outflow is not probable, the item is treated as a contingent liability.

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

The Bank estimates and provides for probable losses that may arise out of litigation, regulatory proceedings and uncertain income tax matters to the extent that a current obligation exists, the losses are probable and can be reasonably estimated. Significant judgment is required in making these estimates and the Bank’s final liabilities may ultimately be materially different. The Bank’s actual losses may differ materially from recognized amounts.

Bank's Management, after its analysis, has concluded that there have been no significant changes in the estimates made at the end of the 2019 in relation to the probability of the obligations that the Bank has to meet as of December 31, 2020 due to the situation produced by COVID-19 pandemic.

- Lease term (see Note 2.l and Note 15)

In determining the lease term, Bank’s Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

- Discount rate for leases as a lessee (see Note 2.l and Note 15)

To determine the incremental borrowing rate, the Bank applies the Cross Section methodology, which consists of estimating the credit spread of the Bank based on the Credit Default Swaps information available from different entities. Under the Cross Section methodology, the following factors are considered to obtain the credit spread:

●	Economic sector,
●	Geographical area,
●	Rating, and

●	An assumption to represent that at least one factor described above, match with the factors related to the Bank.

d)   Events after the reporting period

The Bank continues to monitor the COVID-19 pandemic situation and will take further action as necessary in response to the economic disruption.

Additionally, there were no other events after the end of the reporting period and the date when the financial statements were authorized for issue to disclose or that represented an adjusting event.

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

ii.    Foreign currency

In preparing the consolidated financial statements, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated to the functional currency at the rates prevailing at the consolidated balance sheet date. Non-monetary items carried at fair value in foreign currencies are retranslated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Bank performs a large number of foreign currency transactions, mainly in USD. The transactions, assets and liabilities denominated in foreign currencies are translated to pesos based on the exchange rates published by the Mexican Central Bank.

The “Fix” (48-hour) exchange rate used was $18.8642 per one USD and $19.9087 per one USD as of December 31, 2019 and 2020, respectively.

iii.   Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are recognized at their net amount under Exchange differences (net) in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized under Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement without distinguishing them from other changes in fair value and for exchange differences arising on non-monetary items measured at fair value through other comprehensive income, which are recognized under Valuation adjustments in other comprehensive income.

b)   Basis of consolidation

i.    Subsidiaries

The consolidated financial statements incorporate the financial statements of Banco Santander México and entities (including structured entities) controlled by Banco Santander México together with its subsidiaries. Control is achieved when the Banco Santander México has all of the following:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

Banco Santander México reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When Banco Santander México has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. Banco Santander México considers all relevant facts and circumstances in assessing whether or not Banco Santander México’s voting rights in an investee are sufficient to give it power, including:

●	the size of Banco Santander México’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
●	potential voting rights held by Banco Santander México, other vote holders or other parties;
●	rights arising from other contractual arrangements; and
●	any additional facts and circumstances that indicate that Banco Santander México has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when Banco Santander México obtains control over the subsidiary and ceases when Banco Santander México loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date Banco Santander México gains control until the date when Banco Santander México ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with Banco Santander México’s accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of Banco Santander México. Accordingly, all intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Bank are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Bank’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-

controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in consolidated total equity.

The consolidated income statement and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if these results in the non-controlling interests having a deficit balance (see Note 27).

The share of third parties of the consolidated total equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 27). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

On acquisition of control of a subsidiary that meets the definition of a business, its assets, liabilities and contingent liabilities are recognized at their acquisition date fair value. Any excess of the acquisition cost, the amount recognized for non-controlling interests of the acquiree and the fair value of the acquirer’s previous held equity interest in the acquiree over the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 16). Negative differences are recognized in the consolidated income statement on the date of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

A listing of the subsidiaries included in the consolidated financial statements as of December 31, 2019 and 2020 is summarized in Note 49.

ii.    Investments in associates and joint ventures (jointly controlled entities)

An associate is an entity over which the Bank has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results, assets and liabilities of associated entities or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Bank’s share of the consolidated income statement and other comprehensive income of the associate or joint venture. When the Bank’s share of losses of an associate or a joint venture exceeds the Bank’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Bank’s net investment in the associate or joint venture), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Bank’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Bank’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from consolidated total equity to the consolidated income statement (as a reclassification adjustment) when the associate or joint venture is disposed of.

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

When a Bank’s subsidiary transacts with an associate or a joint venture of the Bank, profits and losses resulting from the transactions with the associate or joint venture are recognized in the consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Bank.

The Bank applies IFRS 9, including the impairment requirements, to long-term interests in an associate or joint venture to which the equity method is not applied and which form part of the net investment in the investee.

Furthermore, in applying IFRS 9 to long-term interests, the Bank does not take into account adjustments to their carrying amount required by IAS 28 (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

As of December 31, 2020, the Bank has a commercial alliance with SMPS Merchant Platform Solutions México, S.A. de C.V. (formerly, Elavon Merchant Services México, S. de R.L. de C.V.), in order to share revenues and expenses jointly related to the merchant services. This commercial alliance is not material to the consolidated financial statements.

As of December 31, 2019, the Bank did not have any investment in associated entities.

As of December 31, 2020, the Bank made an investment in an associated entity as detailed in Note 49.a.

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

These structured entities include securitization special purpose vehicles (SPV) and employee benefit trusts (EBT) established for employee share-based plans, which are consolidated as it is considered that the Bank exercise control over these structured entities.

Note 11.g contains information regarding securitized mortgage assets.

Share-based payments are discussed in Note 42.b, 42.c and 42.d.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

●	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits, respectively;
●	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and
●	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated income statement as a bargain purchase gain.

When the consideration transferred by the Bank in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in the consolidated income statement.

When a business combination is achieved in stages, the Bank’s interests previously held in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in the consolidated income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the consolidated income statement, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Bank reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized at that date.

v.   Business combinations under common control

A common control transaction is a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. A common-control transaction has no effect on the Ultimate Parent’s consolidated financial statements. The net assets are derecognized by the transferring entity and recognized by the receiving entity at their historical carrying amounts. Any difference between the consideration paid or received and the carrying amounts of the net assets is recognized in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

vi.   Changes in the Bank’s ownership interests in existing subsidiaries

Changes in the Bank’s ownership interests in subsidiaries that do not result in the Bank losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet and attributed to owners of the Bank.

When the Bank loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Bank had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

c)   Definitions and classification of financial instruments

i.    Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are recognized when the Bank becomes a party to the contractual provisions of the financial instruments.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument or other contract within the scope of IFRS with all three of the following characteristics:

●	its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the “underlying”);
●	it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
●	it is settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone financial derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

●Investments in associated entities and joint ventures (see Note 49)
●Rights and obligations under employee benefit plans (see Note 24.c).
●Contracts and obligations relating to employee remuneration based on own equity instruments.

ii.   Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with the Central Bank or Hedging financial derivatives, which are reported separately.

The classification criteria depends on the Bank’s business model for managing the financial assets and the contractual terms of its cash flows.

The Bank reclassifies financial assets when, and only when, its business model for managing those financial assets changes.

The business model reflects how the Bank manages the financial assets in order to generate cash flows. That is, whether the Bank’s objective is to collect the contractual cash flows from financial assets on specified dates that are solely payments of principal and interest (SPPI), or is to collect both the contractual cash flows and cash flows arising from the sale of financial assets.

In determining the appropriate business models for a group of financial assets and assessing the SPPI requirements, the Bank takes into account the following factors:

●	How key management personnel are assessed and reported on the performance of the business model and the financial assets held in the business model.
●	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
●	How business managers are remunerated.
●	The evaluation of the experience on how the cash flows of financial assets were collected.
●	The frequency and volume of sales in previous years, as well as expectations of future sales.
●	How certain contractual features are considered (i.e., interest rate reset frequency, prepayment commissions, among others) that significantly affect future cash flows.
●	The assessment of a compensation paid or received on early termination that could result in cash flows that are not SPPI.

Where the business model is to hold financial assets to collect contractual cash flows or to collect both the contractual cash flows and cash flows arising from the sale of financial assets, the Bank assesses whether the financial assets’ cash flows represent SPPI. In making this assessment (SPPI test), the Bank considers whether the contractual cash flows are consistent with a basic lending arrangement.

Depending on these factors, the financial asset can be measured at amortized cost, at fair value through other comprehensive income (FVTOCI), or at fair value through profit or loss (FVTPL). IFRS 9 also establishes an option to designate a financial instrument at FVTPL, under certain conditions.

Where the contractual terms of the cash flows introduce exposures to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at FVTPL.

Financial assets that do not meet the criteria for being classified and measured at amortized cost or FVTOCI are classified and measured at FVTPL.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

iii.   Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.
-	Loans and advances to credit institutions: loans of any nature, including deposits and money market transactions, provided to credit institutions.
-	Loans and advances to customers: debit balances of all loans granted to customers by the Bank.
-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.
-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.
-	Trading derivatives: fair value in favor of the Bank of financial derivatives, which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
-	Hedging derivatives: fair value of financial derivatives in favor of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.   Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they relate to hedging financial derivatives, which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

-	Financial liabilities at fair value through profit or loss: financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (reverse repos), securities loans and sales of borrowed securities (short positions).
-	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when such classification provides more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, such as repurchase agreements, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. The changes in the fair value of other financial liabilities at FVTPL due to the Bank’s own credit risk are recognized in other comprehensive income.

-	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities or financing received.

v.   Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: all repayable balances received in cash by the Bank, other than those classified as marketable debt securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction.

Deposits are classified based on the type of depositor as follows:

-	Deposits from the Central Bank: deposits and repurchase agreements of any nature with the Central Bank.
-	Deposits from credit institutions: deposits of any nature, including credit received, money market transactions and repurchase agreements in the name of credit institutions.
-	Customer deposits: deposits and repurchase agreements.
-	Marketable debt securities: bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities.
-	Trading derivatives: fair value of financial derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.
-	Short positions: financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.
-	Subordinated liabilities: financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the component that has the consideration of financial liability of compound financial instruments issued by the Bank, which form part of the Bank’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.
-	Other financial liabilities: payment obligations having the nature of financial liabilities that are not included in any of the aforementioned categories, including liabilities under financial guarantee contracts.
-	Hedging derivatives: fair value of the Bank’s liability in respect of financial derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

d)   Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price. The amount initially recognized for financial instruments not measured at FVTPL is adjusted for transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recognized in the consolidated income statement.

If the fair value of a financial instrument at initial recognition differs from the transaction price, that financial instrument shall be accounted for at that date as follows:

-	if that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price shall be recognized as a gain or loss.
-	in all other cases, adjusted to defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, that deferred difference shall be recognized as a gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

Financial assets and liabilities are subsequently measured at each period-end as follows:

i.    Measurement of financial assets

Financial assets measured at fair value

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active and transparent active market (quoted price or market price).

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

All financial assets are accounted for at the trade date.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Subsequent measurement of financial assets depends on the Bank’s business model for managing the financial assets and the cash flows characteristics of the financial asset. The Bank classifies its financial assets into three measurement categories:

-	Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over which there is no significant unjustified sales, fair value is not a key element in the management of these financial assets and contractual conditions give rise to cash flows on specific dates, which are SPPI. In this sense, unjustified sales are considered those other than those related to an increase in the credit risk of the asset; unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual cash flows represent substantially a “basic financing agreement”. Interest income from these financial assets is included in Interest income in the consolidated income statement using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss. Foreign exchange gains and losses are presented in Exchange differences (net) and impairment losses are presented within Impairment losses on financial assets (net) in the consolidated income statement.
-	FVTOCI: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these financial assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”. Changes in the fair value are taken through other comprehensive income, except for the recognition of impairment gains and losses, interest income and foreign exchange gains and losses on the financial assets’ amortized cost, which are recognized in the consolidated income statement.

When the financial assets are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss and recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Interest income from these financial assets is included in Interest income in the consolidated income statement using the effective interest rate method. Foreign exchange gains and losses are presented in Exchange differences (net) and impairment losses are presented within Impairment losses on financial assets (net) in the consolidated income statement.

-	FVTPL: financial instruments included in a business model whose objective is not obtained through the above-mentioned models, where fair value is a key factor in managing of these financial assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. Changes in the fair value of financial assets at FVTPL are recognized in profit or loss and presented net within Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement in the period in which it arises. Interest income from these financial assets is included as a separate line item within the consolidated income statement in Interest income from financial assets at fair value through profit or loss using the effective interest rate method.

Loans with different components

The Bank originates loans to hold to maturity and to collect and sell or sub-participate to other lenders, resulting in a transfer of substantially all the risk and rewards and derecognition of the loan or portion of it. The Bank considers the activities of lending to hold and lending to collect and sell or sub-participate as two separate business models. Financial assets considered to be within a business model that has an objective to hold the financial assets to collect contractual cash flows are accounted for at amortized cost. Financial assets considered to be within a business model that has an objective to collect contractual cash flows and to sell or sub-participate to other lenders are accounted for at FVTOCI.

Amortized cost and effective interest method

The amortized cost is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any allowance for impairment losses. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any allowance for impairment losses.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and points paid or received that are integral to the effective interest rate, such as origination fees.

For purchased or originated credit-impaired (POCI) financial assets, the Bank calculates the credit-adjusted effective interest rate, which is calculated based on the amortized cost of the financial asset instead of its gross carrying amount and incorporates the impact of expected credit losses in estimated future cash flows.

Modification of contractual cash flows

When the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in cash flows that are substantially different, the modification does not result in derecognition. In which case, the Bank recalculates the gross carrying amount of the financial asset and recognizes a modification gain or loss in profit or loss. The gross carrying amount of the financial asset shall be recalculated as the present value of the renegotiated or modified contractual cash flows that are discounted at the financial asset’s original effective interest rate or credit-adjusted effective interest rate for POCI financial assets.

Modification of loans and advances to customers

The Bank sometimes renegotiates, refinances or otherwise modifies the contractual cash flows of loans and advances to customers. When this happens, the Bank assesses whether or not the new terms are substantially different to the original terms. The Bank does this by considering, among others, the following factors:

●	When the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.
●	Whether any substantial new terms are introduced that affects the risk profile of the loan.
●	Significant extension of the loan term when the borrower is not in financial difficulty.
●	Significant change in the interest rate.
●	Change in the currency the loan is denominated in.
●	Insertion of collateral, other security or credit enhancement that significantly affect the credit risk associated with the loan.
●	The modification is such that the loan would no longer meet the SPPI test.

Modification of loans and advances to customers in the context of COVID-19 pandemic

Given the potential impact of COVID-19 pandemic on customers’ payment capacity, the Bank implemented a Support Program, which includes the partial or total deferral of principal and/or interest payments for up to four months, with the possibility of extending it to two additional months, with respect to the total amount due from borrowers, without any interest charge.

The relief measures contained in the Support Program resulted in a modification to the contractual terms of the loans subject to the Support Program, that did not result in derecognition of the financial assets under IFRS 9.

Details on the modification gain or loss of financial assets are presented in Note 11.g.

Derecognition due to substantial modification of terms and conditions

The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been changed or renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized in profit or loss, to the extent that an impairment loss has not already been recognized. The new financial asset is initially recognized at fair value.

There is limited guidance in IFRS 9 with respect to determining whether a modification of a financial asset results in derecognition, hence this assessment is based on qualitative factors and may be subject to judgment.

Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets measured at FVTPL, at FVTOCI and at amortized cost, except for:

-	POCI financial assets, for which the original credit-adjusted effective interest rate is applied to the amortized cost of the financial asset.
-	Financial assets that are not POCI but have subsequently become credit-impaired (or Stage 3), for which interest income is calculated by applying the effective interest rate to their amortized cost.

Debt instruments classified as at FVTOCI

Debt instruments classified as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, changes in the carrying amount of these financial assets as a result of foreign exchange gains and losses, impairment losses and interest income calculated using the effective interest method are recognized in the consolidated income statement. The amounts that are recognized in the consolidated income statement are the same as the amounts that would have been recognized in the consolidated income statement, if these financial assets had been measured at amortized cost. All other changes in the carrying amount of these financial assets are recognized in other comprehensive income and accumulated under Valuation adjustments - Financial assets at fair value through other comprehensive income. When these financial assets are derecognized, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to the consolidated income statement.

Equity instruments

The Bank designates at initial recognition and subsequently measures all equity instruments as at FVTPL, unless the Bank elects to present irrevocably fair value gains and losses on equity instruments in other comprehensive income. Designation of equity instruments as at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

A financial asset is held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or
●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has evidence of a recent actual pattern of short-term profit-taking; or
●	it is a financial derivative instrument (except for a financial derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income under Valuation adjustments - Financial assets at fair value through other comprehensive income. The cumulative gain or loss is not reclassified to profit or loss following the derecognition of the equity instrument including on disposal; fair value gains and losses on equity instruments are reclassified on derecognition to Accumulated reserves within Shareholders’ equity in the consolidated balance sheet. The fair value gains and losses on equity instruments presented in other comprehensive income includes any related foreign exchange component.

Dividends on these investments in equity instruments are recognized in profit or loss in accordance with IFRS 9, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in Income from equity instruments in the consolidated income statement.

As of December 31, 2019 and 2020, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

Financial derivatives

All financial derivatives are recognized in the consolidated balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. In the absence of evidence to the contrary, the fair value on the trade date is deemed to be the transaction price. The changes in the fair value of financial derivatives from the trade date are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If for exceptional reasons the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure “over-the-counter” (OTC) financial derivatives.

The fair value of OTC financial derivatives is determined using the most appropriate valuation techniques commonly used by the financial markets based on the characteristics of each financial instrument such as net present value, option pricing models and other methods.

ii.    Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost using the effective interest method, except for those included under Financial liabilities at fair value through profit or loss, Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

iii.   Valuation techniques

The following table shows a summary of the fair values as of December 31, 2019 and 2020 of the financial assets and liabilities indicated below, classified based on the various measurement methods used by the Bank to determine their fair value:

	12/31/2019			12/31/2020
	Published			Published
	Price			Price
	Quotations			Quotations
	in Active			in Active
	Markets –	Internal		Markets –	Internal
	Level 1	Models	Total	Level 1	Models	Total

ASSETS:
Financial assets at fair value through profit or loss	111,259	156,868	268,127	178,165	326,189	504,354
Other financial assets at fair value through profit or loss	—	79,927	79,927	—	70,356	70,356
Financial assets at fair value through other comprehensive income	201,580	35,400	236,980	257,963	98,126	356,089
Hedging derivatives	—	9,256	9,256	—	8,306	8,306
	312,839	281,451	594,290	436,128	502,977	939,105
LIABILITIES:
Financial liabilities at fair value through profit or loss	324	153,276	153,600	15,338	286,138	301,476
Other financial liabilities at fair value through profit or loss	—	273,725	273,725	—	211,514	211,514
Hedging derivatives	—	7,523	7,523	—	19,078	19,078
	324	434,524	434,848	15,338	516,730	532,068

The financial instruments at fair value determined based on published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, financial derivatives traded in organized markets, securitized assets, equity shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, Bank’s Management makes its best estimate of the price that the market would set using its own internal models (valuation techniques). These internal models use data, based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). The use of observable market data assumes that markets are efficient and therefore the data that is derived therefrom is representative.

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

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: Historical correlation between equity prices and foreign exchange rates is assumed for valuing quanto and composite options.
-	Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.
-	Volatility: There is no liquid option market for certain long-term assets. For most Mexican underlying assets, the option market is for up to one year.
-

Interest rate curve for estimating the interest rate index known as the 91-day TIIE (Tasa de Interés Interbancaria de Equilibrio): There is no liquid market for interest rate swaps with 91-day payment terms. For these fair value measurements, the 28-day interest rate swaps curve is used instead.

-	Long-term Mexican rate curve: There is no liquid market for estimating and discounting financial instruments with maturities equal or higher than 20 years.
-

Market credit spreads: For some counterparties there is no credit default swaps (CDS) market quotes from which it is possible to infer a credit spread curve, this aspect is common for most of the Mexican counterparties. When there is no credit default swaps quote, generic credit curves are used instead. These curves are inferred from a proxy of quoted market credit default swaps considering geography, sector and rating.

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

The approval of new products follows a sequence of steps (request, development, validation, integration in systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The related valuation techniques and inputs by asset class are as follows:

a.	Financial assets at FVTPL and at FVTOCI

The estimated fair value of these financial assets is determined using quoted prices or yield curves provided by the Bank´s pricing vendor.

b.	Loans and advances to credit institutions and customers – reverse repurchase agreements

The fair value is estimated by using the discounted cash flow (forward estimation) technique using the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

c.	Loans and advances to customers at fair value through other comprehensive income

The estimated fair value of these financial assets is calculated by a default estimation method. This method consists of: a) estimating the default probabilities through a bootstrapping method from market credit spreads to incorporate the credit risk in the risk interest rate and b) discounting the expected cash flow at risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves and market credit spreads) which are provided by a price vendor. The model assumes a deterministic approximation for modelling the cancellation prepayment: it is assumed that the obligor has a rational behavior and will exercise at the best moment, and then it assumes that the cancellation will be total.

d.	Short positions, deposits from the Central Bank and deposits from credit institutions and customers – repurchase agreements

The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique based on the current incremental lending rates for similar types of deposits having similar maturities.

e.	Financial derivatives (assets and liabilities)

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Markets (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a financial derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques:

i. Non-closed formula solution

In the valuation of financial instruments permitting static hedging (such as loans and advances to customers, deposits, forwards and swaps), the present value method (forward estimation) is used. This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Closed-formula solution
-

The Black-Scholes model and Black model are used for the valuation of plain vanilla options, the first for foreign exchange and securities and the latter for interest rates. These models assume that the underlying price follows a lognormal distribution.

-	The Montecarlo method with the local volatility model is the market proxy or reference model to price a wider range of exotic equity products.
-

The partial differential equation method with the local volatility model is particularly appropriate to price and manage callable products and products including barrier features on a single underlying. This method is quicker, more stable and more precise than the standard Montecarlo method, but the latter is needed when the underlying is a basket. The local volatility models assume that share and index prices are log normally distributed and volatility is a deterministic function of time and the market price.

-

The trinomial trees method is intended for American foreign exchange products, which can be canceled at any time throughout the life of the option. It assumes deterministic interest rates and represents the evolution of the underlying foreign exchange using the Black-Scholes model.

-

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

f.	Marketable debt securities

The fair value of these financial instruments is calculated by using the discounted cash flow (forward estimation) technique, based on the current incremental lending rates for similar types of deposits having similar maturities, for the debt obligation component and one of the financial derivatives valuation techniques for the embedded derivative component, which depends on the payoff.

Valuation adjustment for counterparty risk or default risk

The Credit Valuation Adjustment (CVA) is a valuation adjustment to OTC financial derivatives because of the risk associated with the credit exposure assumed with each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods.

The following inputs are used to calculate the CVA:

●	Expected exposure: mark-to-market (MtM) value for each transaction plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for financial derivatives with interim payments.
●	Loss Given Default: percentage of final loss assumed in a counterparty credit event /default.
●	Probability of Default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external ratings as the counterparty, are used.
●	Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises because of the Bank’s own credit risk assumed by its counterparties in OTC financial derivatives.

The CVA and DVA recognized as of December 31, 2019 amounted to 265 million pesos and 1,321 million pesos, respectively. The CVA and DVA recognized as of December 31, 2020 amounted to 328 million pesos and 1,365 million pesos, respectively.

All financial instruments fair values are calculated on a daily basis.

During 2019, the Bank carried out a review of its financial instruments fair value valuation process with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. Because of this review, the sensitivity for those non-observable risk factors, such as the long-term Mexican rate curve, is considered non-material with respect to the rest of the risk factors that are taken into account to calculate the fair value of some financial instruments; consequently, they were reclassified from Level 3 to Level 2.

Additionally, the Bank has reclassified from Level 2 to Level 3 certain financial instruments with underlying interest rate curves that are considered non-observable and non-liquid inputs to the fair value of such financial instruments. This reclassification was originated since the development of more robust tools and analytic capabilities that are useful to classify the fair value hierarchy for financial instruments.

The amount of financial instruments that was reclassified between levels is not significant to the total financial instruments per level.

Set forth below are the financial instruments at fair value which measurement was based on internal models (Level 2 and Level 3) as of December 31, 2019 and 2020.

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal			Valuation Techniques	Key Inputs
	Models as of			Models as of
	12/31/2019			12/31/2020
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets at fair value through profit or loss:	155,930	938	156,868	325,567	622	326,189

Debt and equity instruments	5,593	—	5,593	30,019	—	30,019	Price vendor	Financial instruments with low trading volume or minimum marketability.
Trading derivatives:

Interest rate options	421	—	421	232	—	232	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	212	60	272	114	—	114

European options	2	—	2	1	—	1	Black model (closed-formula solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation

Best of options (Basket)	—	—	—	—	—	—	Local volatility model with Montecarlo method	Interest rate yield curves, equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Quanto options	147	60	207	112	—	112	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Auto-callable	—	—	—	1	—	1	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Asian (Quanto)	63	—	63	—	—	—	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	993	—	993	3,879	—	3,879

European barrier	1	—	1	—	—	—	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	992	—	992	3,879	—	3,879	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	139,901	878	140,779	281,885	622	282,507	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Index and securities futures	10	—	10	48	—	48	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	8,800	—	8,800	9,390	—	9,390	Forward estimation (non-closed formula) Black and Scholes model with trinomial tree method (American forwards)	Interest rate yield curve and quoted exchange rates and implied volatility surface

Other financial assets at fair value through profit or loss:	79,927	—	79,927	70,356	—	70,356

Loans and advances to credit institutions – Reverse repurchase agreements	54,138	—	54,138	59,512	—	59,512	Forward estimation (non-closed formula)	Interest rate yield curve

Loans and advances to customers – Reverse repurchase agreements	25,789	—	25,789	10,844	—	10,844	Forward estimation (non-closed formula)	Interest rate yield curve

Financial assets at fair value through other comprehensive income:	32,525	2,875	35,400	98,126	—	98,126

Debt instruments	32,469	—	32,469	98,072	—	98,072	Price vendor	Financial instruments with low trading volume or minimum marketability.

Equity instruments	56	—	56	54	—	54	Other	Value of shareholders’ equity

Loans and advances to customers	—	2,875	2,875	—	—	—	Estimation of credit default probabilities from credit spreads	Interest rate yield curves and market credit spreads

Hedging derivatives:	9,256	—	9,256	8,306	—	8,306

Swaps	4,768	—	4,768	4,294	—	4,294	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	4,488	—	4,488	4,012	—	4,012	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	277,638	3,813	281,451	502,355	622	502,977

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal
	Models as of			Models as of			Valuation
	12/31/2019			12/31/2020			Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities at fair value through profit or loss:
	152,485	791	153,276	285,648	490	286,138

Trading derivatives:

Interest rate options	467	8	475	306	—	306	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	81	60	141	648	—	648

European	1	—	1	555	—	555	Black-Scholes model (closed-formula solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation

Auto-callable	—	—	—	4	—	4	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Best of options (Basket)	—	—	—	—	—	—	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Quanto options	80	60	140	89	—	89	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	1,548	—	1,548	2,766	—	2,766

European barrier	4	—	4	5	—	5	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,344	—	1,344	2,761	—	2,761	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	200	—	200	—	—	—	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	134,627	723	135,350	273,805	490	274,295	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	18	—	18	33	—	33	Forward estimation (non- closed formula solution)	Interest rate yield curves, quoted equity prices and index levels exchange rates

Exchange rate futures	6,625	—	6,625	8,063	—	8,063	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Short positions:

Debt instruments	9,119	—	9,119	27	—	27	Forward estimation (non- closed formula solution)	Interest rate yield curve

Other financial liabilities at fair value through profit or loss:	273,725	—	273,725	211,514	—	211,514

Deposits from the Central Bank – Repurchase agreements	111,574	—	111,574	24,936	—	24,936	Forward estimation (non- closed formula solution)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	29,689	—	29,689	54,922	—	54,922	Forward estimation (non- closed formula solution)	Interest rate yield curve

Customer deposits – Repurchase agreements	129,216	—	129,216	130,293	—	130,293	Forward estimation (non- closed formula solution)	Interest rate yield curve

Marketable debt securities	3,246	—	3,246	1,363	—	1,363	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	7,523	—	7,523	19,078	—	19,078

Swaps	7,114	—	7,114	18,509	—	18,509	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	409	—	409	569	—	569	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates
	433,733	791	434,524	516,240	490	516,730

Some of the financial instruments of the fair-value hierarchy have identical or similar offsetting exposures to certain inputs, but in accordance with IFRS, are presented as gross assets and liabilities in the consolidated balance sheet.

The measurements calculated through valuation techniques, might have other methods or assumptions than those related to interest rate risk, credit risk and foreign currency risk spreads, or their related correlations and volatilities. Nevertheless, Bank’s Management believes that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonably stated.

Financial instruments categorized in Level 3

Set forth below are the Bank’s financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

As of December 31, 2020, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

-	Six cross currency swaps (CCS) USD/Peso (Nominal USD 39 million) and six interest rate swaps (IRS) (Nominal 772 million pesos) with a maturity above twenty years. Since there is no liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are categorized as Level 3 hierarchy.
-	Four IRS 91-day TIIE (Nominal 419 million pesos) and one 91-day TIIE interest rate option (Nominal 2,345 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.
-	The structure denominated as “Swaps Lock-In” that is composed of three IRS, which are fully hedged in prepayment and market risk (Nominal 7,500 million pesos). In case that any of the IRS involved in this structure presents an un-wind event at any time (lock-in), the rest of them will be also un-winded; these terms are submitted in a contractual basis. The significant materiality of this structure to the unobservable significant input (prepayment rate) leads to a Level 3 hierarchy.

As of December 31, 2019, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

-	Five CCS USD/Peso (Nominal USD 40 million) and four IRS (Nominal 432 million pesos) with a maturity above twenty years. Since there is no liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are classified into a Level 3 hierarchy.
-	Two CCS 91-day TIIE UDI/Peso (Nominal UDI 250 million), four IRS 91-day TIIE (Nominal 419 million pesos) and two 91-day TIIE interest rate options (Nominal 2,395 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.
-	One hundred and fifty eight equity options considering the “Solactive Deep Value World Index” (Solwdeep Index) as underlying (Nominal Euro 7 million). These financial instruments are embedded options of structured notes offered to the customers of the Bank. The significance of unobservable market input (unobservable market volatility) leads to categorize such financial instruments into a Level 3 hierarchy.
-	The structure denominated as “Swaps Lock-In” that is composed of three IRS, which are fully hedged in prepayment and market risk (Nominal 7,500 million pesos). In case that any of the IRS involved in this structure presents an un-wind event at any time (lock-in), the rest of them will be also un-winded; these terms are submitted in a contractual basis. The significant materiality of this structure to the unobservable significant input (prepayment rate) leads to a Level 3 hierarchy.
-	One loan (Nominal 2,865 million pesos) classified as part of the “Held to collect and sell” business model was granted to a small-medium size customer. In order to calculate the fair value of this loan, market credit spreads per counterparty are needed; but given that this counterparty does not have a market credit spread quote (CDS), a generic credit curve is used as a proxy to represent its credit risk. Therefore, this loan is categorized into a Level 3 hierarchy.

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

		Assets
	Trading	Loans and advances
	derivatives	to customers	Total

Balance at January 1, 2018	251	—	251
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	543	—	543
Purchases	—	—	—
Sales	—	—	—
New issuances	—	771	771
Settlements	—	—	—
Balance at December 31, 2018	794	771	1,565
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13	—	13
Purchases	902	—	902
Transfer out	(771)	—	(771)
New issuances	—	2,875	2,875
Settlements	—	(771)	(771)
Balance at December 31, 2019	938	2,875	3,813
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(265)	—	(265)
Purchases	6	—	6
Transfer out	—	—	—
New issuances	—	—	—
Settlements	(57)	(2,875)	(2,932)
Balance at December 31, 2020	622	—	622

Liabilities
Trading
derivatives

Balance at December 31, 2018	(155)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	—
Purchases	(791)
Transfer out	155
New issuances	—
Settlements	—
Balance at December 31, 2019	(791)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(8)
Purchases	(369)
Transfer out	617
New issuances	—
Settlements	61
Balance at December 31, 2020	(490)

Unobservable inputs used in measuring fair value

The table below shows the effect as of December 31, 2020 on the fair value of the financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation.

			Significant	Range of Estimates	Fair value Measurement
		Valuation	Unobservable	(weighted-average)	Sensitivity to
Financial Instrument	Fair value	Technique	Input	for Unobservable Input	Unobservable Inputs
Caps and floors (91-day TIIE)	—	Black model (closed-formula)	Interest rate curve referenced to 91-day TIIE	91-day TIIE interest rate curve = 28-day TIIE interest rate curve + (-22 basis points, -1 basis points)	A significant decrease in 91-day TIIE interest rate curve would result in a higher fair value
Cross currency swaps	115	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years)	Bid-offer spread IRS TIIE (5 basis points) CCS USD/Peso (5 basis points)	A significant decrease in long-term peso exchange rate would result in a lower fair value
Swaps Lock-In	203	Forward estimation (non-closed formula)	Prepayment rate	Prepayment rate 6% - 12%	There is no impact in fair value since the market and prepayment risks are fully hedge
Interest rate swaps	(186)	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years) Interest rate curve referenced to 91-day TIIE

91-day TIIE interest rate curve = 28-day TIIE interest rate curve + (-22 basis points, -1 basis points)

Bid-offer spread

IRS TIIE (5 basis points)

CCS USD/Peso (5 basis points)

IRS UDI/Peso (5 basis points - 20 basis points)

					A significant decrease in 91-day TIIE interest rate curve would result in a higher fair value The same scenario applied on long-term peso exchange rate would result in a lower fair value

This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Although Bank’s Management believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2020, the potential impact in the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated
	Income Statement as of
	December 31, 2020
	Most	Least
	Favorable	Favorable
	Input	Input

ASSETS:
Cross currency swaps	5	(4)
LIABILITIES:
Interest rate swaps	2	(1)

Cross currency swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to add five basis points. This scenarios were determined by the following: 0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these market rates divided by two.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS TIIE and CCS USD/Peso) used to calculate the fair value were modified to substract five basis points.

Interest rate swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and 28-day TIIE) used to calculate the fair value were modified to add five basis points. This scenarios were determined by the following: 0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these interest rate curves divided by two. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, in absence of an observable market interest rate curve referenced to 91-day TIIE interest rate curve, the corresponding fixing is used; thus, a set of historical spreads between the fixings is applied over the 28-day TIIE interest rate curve in order to estimate the corresponding curve. The least favorable scenario was determined considering the higher spread over a one-year historical window and then applied to the 28-day TIIE interest rate curve.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to substracts five basis points. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, the most favorable scenario was determined considering the lower spread over a one year historical window and then applied to the 28-day TIIE interest rate curve.

v.    Sensitivity analysis

As an alternative to sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2020, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2020

All financial instruments	165	378	55	74
By category:
Instruments sensitive to interest rate	86	187	30	73
Instruments sensitive to equity market prices	5	29	—	—
Instruments sensitive to foreign currency exchange rates	127	285	11	12
Instruments sensitive to volatility movements	8	45	3	9

The Bank’s VaR should be interpreted in light of the limitations of the methodologies. These limitations include the following:

-

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements, which have not occurred in the historical window used in the calculations.

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
-	The Bank largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.
-	VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Bank can guarantee neither those losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in one hundred business days.

vi.   Recognition of fair value changes

Changes in the fair value of certain financial assets and liabilities subject to those changes are recognized, either in the consolidated income statement or in other comprehensive income. A distinction is made between the changes resulting from the accrual of interest and similar items which are recognized under Interest income, Interest income from financial assets at fair value through profit or loss or Interest expenses and similar charges in the consolidated income statement, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gain/(losses) on financial assets and liabilities (net) in the consolidated income statement.

The recognition of the adjustments due to changes in fair value arising from financial assets at FVTOCI are described in Note 2d.i.

vii.  Hedging transactions

The Bank uses financial derivatives for the following purposes: (i) to facilitate these instruments to customers who request them in the management of their market and credit risks (trading derivatives); (ii) to use these financial derivatives in the management of the risks of the Bank’s own positions and assets and liabilities (hedging derivatives); and (iii) to obtain gains from changes in the prices of these financial derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A financial derivative qualifies for hedge accounting if all the following conditions are met:

1.	The financial derivative hedges one of the following three types of exposure:
a.	Changes in the fair value of assets and liabilities due to fluctuations in, among others, the interest rate and/or exchange rate to which the position or balance to be hedged is subject and firm commitments (fair value hedge);
b.	Changes in the estimated cash flows arising from financial assets and liabilities and highly probable forecasted transactions (cash flow hedge); and
c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).
2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:
a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).
b.	There is sufficient evidence that the hedge was effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.
3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, if this is consistent with the Bank’s Management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.
b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in other comprehensive income under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in other comprehensive income under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.
d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

If a financial derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the financial derivative is classified for accounting purposes as a trading financial derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are amortized to the consolidated income statement at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income under Valuation adjustments - Cash flow hedges (from the period when the hedge was effective) remains in consolidated total equity item until the forecast transaction occurs, at which time it is recognized in the consolidated income statement, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in the consolidated income statement.

viii. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as financial derivatives if: i) their risks and characteristics are not closely related to those of the host contracts; ii) a separate instrument with the same terms would meet the definition of a financial derivative and iii) the hybrid contract is not measured at fair value through profit or loss.

e)   Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Bank transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases – the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.
2.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases –, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss in the consolidated balance sheet.
b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.
3.	If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:
a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.
b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties.

Financial liabilities are only derecognized when the obligations they generate have been extinguished, that is when the contractual obligations have been paid or cancelled, or have been expired.

The exchange between the Bank and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability, both discounted at the original effective interest rate of the original liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for an extinguishment, any costs of fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

f)   Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the consolidated balance sheet at their net amount, only if the Bank currently have a legally enforceable right to set-off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The disclosures set out in the tables below include financial assets and financial liabilities that:

●	Are offset in the consolidated balance sheet; or

●	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated balance sheet.

The similar agreements include financial derivative clearing agreements, global master repurchase agreements and global master securities lending agreements. Similar financial instruments include financial derivatives, repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements. Financial instruments such as loans and advances to customers and deposits are not disclosed in the tables below unless they are offset in the consolidated balance sheet.

Financial derivative transactions are either transacted on an exchange or entered into under ISDA master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

Repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting agreements.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated balance sheet. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events. In addition, the Bank does not intend to settle on a net basis or to realize the financial assets and settle the financial liabilities simultaneously.

The Bank receives and gives collateral in the form of cash and debt securities in connection with the following transactions:

●	Financial derivatives;
●	Repurchase agreements and reverse repurchase agreements; and
●	Securities lending and borrowing agreements.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex (CSA). This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2020:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivatives assets	304,477	—	304,477	(256,053)	(5,483)	(23,052)	19,889

Reverse repurchase agreements	70,356	—	70,356	(10,800)	(59,557)	—	(1)

Equity instruments (*) (see Note 9.a)	107	—	107	—	(137)	—	(30)

Total	374,940	—	374,940	(266,853)	(65,177)	(23,052)	19,858

As of December 31, 2019:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivatives assets	161,003	—	161,003	(128,590)	(5,736)	(16,759)	9,918

Reverse repurchase agreements	79,927	—	79,927	(2,944)	(76,592)	—	391

Equity instruments (*) (see Note 9.a)	13	—	13	—	(14)	—	(1)

Total	240,943	—	240,943	(131,534)	(82,342)	(16,759)	10,308

(*)   As of December 31, 2019 and 2020, the financial instruments received as collateral in lending transactions amount to 14 million pesos and 137 million pesos, respectively, which are limited to the net equities lent under the aforementioned lending transactions.

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2020:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivatives liabilities	305,189	—	305,189	(256,053)	(5,306)	(27,954)	15,876

Repurchase agreements	344,804	—	344,804	(10,800)	(337,130)	—	(3,126)

Short positions - Securities loans (see Note 10.b)	15,263	—	15,263	—	(15,734)	—	(471)

Total	665,256	—	665,256	(266,853)	(358,170)	(27,954)	12,279

As of December 31, 2019:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of Master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	Netting Agreements	collateral	collateral	amount

Financial derivatives liabilities	152,004	—	152,004	(128,590)	(4,472)	(14,300)	4,642

Repurchase agreements	270,479	—	270,479	(2,944)	(191,422)	—	76,113

Short positions - Securities loans (see Note 10.b)	8,280	—	8,280	—	(8,809)	—	(529)

Short positions – Short sales	77,657	—	77,657	—	(77,824)	—	(167)

Total	508,420	—	508,420	(131,534)	(282,527)	(14,300)	80,059

g)   Impairment of financial assets

Definition

The Bank associates an impairment in the value to financial assets measured at amortized cost, financial assets at FVTOCI, lease receivables and loan commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the consolidated balance sheet date.

The impairment for expected credit losses is recognized in the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of POCI financial assets, the Bank only recognizes the changes in the expected credit losses during the life of the financial asset since the initial recognition as a credit loss. In the case of financial assets at FVTOCI, the changes in the fair value due to expected credit losses are recognized in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

The expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of POCI financial assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Allowance for impairment losses

Since 2018, the Bank adopted IFRS 9 as issued by the IASB in July 2014, which resulted in changes in accounting policies for measurement of impairment of financial assets.

The Bank assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The impairment estimation methodology segregates financial assets in three categories, based on the stage of each financial asset with regard to its level of credit risk:

●	Stage 1 (Normal risk): financial assets for which no significant increase in credit risk is identified since their initial recognition. In this case, the allowance for impairment losses reflects credit losses arising from expected defaults over the following twelve months from the reporting date.
●	Stage 2 (Normal risk under watchlist): if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial asset is classified as Stage 2. In this case, the allowance for impairment losses reflects the expected losses from expected defaults over the life of the financial asset.
●	Stage 3 (Doubtful risk): a financial asset is classified in this stage when it shows effective signs of impairment as a result of one or more credit events that have already occurred resulting in a credit loss. In this case, the amount of the allowance for impairment losses reflects the expected losses for credit risk over the expected life of the financial asset.

For POCI financial assets, the allowance for impairment losses reflects a deep discount that considers the incurred expected credit risk losses of the financial asset.

Once the Bank has classified its financial assets according to the stage mentioned above, those financial assets are assessed for impairment individually or collectively in order to recognize the allowance for impairment losses arising from credit risk, as follows:

Individual assessment

Financial assets individually assessed for credit impairment are evaluated by the following methodologies:

a)	Calculating the present value of expected cash flows discounted at an appropriate discount rate of those individually significant financial assets considering the debtor’s financial situation and any guarantees and collateral in place. The Bank takes into account all available information (external or internal), including expert judgment and reasonable and supportable forecasts of future events, to estimate the present value of expected cash flows, and
b)	Calculating the expected recovery from available collateral and guarantees, minus the estimated dispositions costs. Subsequently, expected cash flows, discounted at an appropriate rate, are estimated using the expected values from the sale or foreclosure of collateral and guarantees.

The Bank takes into account all available information (external or internal), including expert judgment and reasonable and supportable forecasts of future events, to estimate the present value of expected cash flows.

The Bank has defined as an “individually significant financial asset” those financial assets with a total current risk exposure amounting more than 8 million pesos for wholesale and small and medium-sized enterprises (SME) loan portfolio. This threshold is reviewed annually to adapt it to the Bank’s business circumstances.

Collective assessment

Financial assets collectively assessed for credit impairment are evaluated by taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty, reasonable and supportable forecasts of futures events, the guarantees and collateral associated with the transaction.

In the estimation of the parameters used for the allowance for impairment losses and for provisions for off-balance sheet risk calculation such as Exposure at Default (EAD), Probability of Default (PD), Loss Given Default (LGD) and discount rate, the Bank leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Bank is aware of the differences between such internal models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 expected credit loss model.

The Bank performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

Grouping of financial assets for collective assessment

Financial assets assessed collectively are grouped together considering those that have similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the financial assets are, inter alia, instrument type, debtor’s industry, type of guarantee or collateral, age of past due amounts and any other relevant factor for the estimation of future cash flows.

In performing this grouping, there must be sufficient information for the group to be statistically credible. Where sufficient information is not available internally, the Bank has considered internal/external supplementary data to use for assessing purposes. The characteristics and any supplementary data used to determine groupings are outlined below:

a)   Middle-market corporate loans

●	Credit rating band.
●	Days past due.
●	Product type.
●	Vintage.
●	Maturity.
●	Guarantee or collateral.

b)   Mortgage loans

●	Credit score.
●	Time to maturity.
●	Days past due.
●	Vintage.
●	Loan to value ratio band.
●	Credit conversion from variable to fixed rate.

c)   Credit card loans

●	Credit score.
●	Days past due.
●	Vintage.
●	Available credit amount.
●	Credit limit.
●	Balance.

d)   Personal loans

●	Credit score.
●	Days past due.
●	Product type.
●	Vintage.
●	Top-up susceptible.

e)   Small and medium-sized enterprises loans

●	Credit score.
●	Days past due.
●	Balance.
●	Vintage.
●	Product type.

●	Available credit amount.
●	Credit limit.
●	Guarantee from development banks.

f)    Payroll loans

●	Credit score.
●	Days past due.
●	Granted amount.
●	Balance.
●	Percentage of granted amount.
●	Vintage.
●	Employer activity.

The appropriateness of grouping is monitored and reviewed on a periodic basis.

Significant increase in credit risk

The Bank considers a financial asset to have experienced a significant increase in credit risk (SICR), since initial recognition, assigning a classification into Stage 2, when one or more of the following quantitative, qualitative or backstop criteria have been met:

Quantitative criteria

For commercial loans to small and medium-sized enterprises, mortgage loans and installment loans to individuals (revolving consumer credit card loans and non-revolving consumer loans), the Bank has established a comparison between the “Lifetime PD” at the reporting date and the “Remaining Lifetime PD Originated” when the financial asset was initially recognized. The financial assets are classified by the “Remaining Lifetime PD Originated” in bands. If the financial asset exceeds the predefined threshold for its band, it is classified as Stage 2 with the corresponding “Lifetime PD” at the reporting date.

Each “Remaining Lifetime PD Originated” band classifies all the financial assets with similar characteristics of probability of default within a twelve-month period. In order to determine the applicable thresholds for each band, the Bank has analyzed the distribution of “Observed Default Frequency” within a twelve-month period in order to determine the threshold for each band where the defaults observed are concentrated.

“Observed Default Frequency” is defined as the rate in which loans that were not impaired become credit-impaired in a lifetime period.

The different bands of thresholds for each type of financial asset are shown below.

Commercial loans to large enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.01178	6
0.01178 - 0.01349	16
0.01349 - 0.05377	25
> 0.05377	35

Commercial loans to real state

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.00683	4
0.00683 - 0.00944	16
> 0.00944	27

Commercial loans to small and medium-sized enterprises (SMEs)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.01660	8
0.01660 - 0.02135	13
0.02135 - 0.03718	15
0.03718 - 0.06932	16
0.06932 - 0.11089	21
0.11089 - 0.14153	24
0.14153 - 0.16235	28
0.16235 - 0.25103	29
> 0.25103	31

Mortgage loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.04077	11
0.04077 - 0.05573	14
0.05573 - 0.06676	18
0.06676 - 0.12477	20
0.12477 - 0.15225	22
> 0.15225	24

Revolving consumer credit card loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.00953	10
0.00953 - 0.01147	11
0.01147 - 0.02353	16
0.02353 - 0.02900	23
0.02900 - 0.04120	26
0.04120 - 0.05442	30
0.05442 – 0.06950	34
> 0.06950	38

Non-revolving consumer loans (payroll loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.10109	15
0.10109 - 0.13383	22
0.13383 - 0.15909	24
0.15909 - 0.19360	25
0.19360 - 0.21380	27
0.21380 - 0.24165	29
0.24165 - 0.26122	31
> 0.26122	32

Non-revolving consumer loans (personal loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.14306	16
0.14306 - 0.19274	20
0.19274 - 0.24346	24
0.24346 - 0.25868	28
0.25868 - 0.28734	31
0.28734 - 0.33463	33
> 0.33463	36

The “Lifetime PD” movements on financial assets which do not subsequently become more than thirty days past due have also been assessed to identify the “natural” movement in “Lifetime PD” which is not considered indicative of a significant increase in credit risk.

For Santander Corporate and Investment Banking customers, debt instruments at amortized cost and debt instruments at FVTOCI, the assessment is performed by comparing the current credit rating with the initial credit rating for each financial asset.

Qualitative criteria

For commercial loans to small and medium-sized enterprises, mortgage loans and installment loans to individuals (revolving consumer credit card loans and non-revolving consumer loans), if the borrower meets one or more of the following criteria:

●	In short-term forbearance.
●	Extension to the terms granted.

For Santander Corporate and Investment Banking customers, debt instruments at amortized cost and debt instruments at FVTOCI, if the borrower requires closer monitoring and a review of its credit rating and/or the financial asset meets one or more of the following criteria:

●	Significant debt instrument price variation.
●	Significant adverse changes in business, financial and/or economic conditions in which the borrower operates.
●	Actual or expected forbearance or restructuring.
●	Actual or expected significant adverse change in operating results of the borrower.
●	Significant change in collateral value, which is expected to increase risk of default.
●	Early signs of cash flow/ liquidity problems.

The assessment of significant increase in credit risk incorporates forward-looking information and is performed on a monthly basis at a portfolio level for all retail financial assets held by the Bank. For non-retail financial assets, where a “watchlist” is used to monitor credit risk, this assessment is performed at counterparty level on a periodic basis. The criteria used to identify the significant increase in credit risk are monitored and reviewed periodically for appropriateness by the Bank.

The Bank does not consider the low credit risk as an indicator that a financial asset has not increased significantly in risk since initial recognition.

Backstop criteria

A backstop is applied and the financial asset is considered to have experienced a significant increase in credit risk if the borrower is more than thirty days past due on its contractual payments.

Definition of default and credit-impaired financial assets

The Bank defines a financial asset as in default, when the financial asset is considered as credit-impaired or non-performing. Credit-impaired loans or non-performing loans include customers, which are in financial difficulties and have been renegotiated.

Credit-impaired financial assets are classified as Stage 3 category according to IFRS 9.

The Bank applies the following criteria to classify financial assets as credit-impaired loans:

●	Commercial, financial and industrial loans.

Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period, are considered impaired after ninety days of the maturity date.

Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired after ninety days interest or principal become due.

Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired after ninety days an installment becomes due.

●	Mortgage loans.

Mortgage loans are considered credit-impaired when a payment is past due more than ninety days.

●	Installment loans to individuals.

Revolving consumer credit cards loans are considered credit-impaired when payment is not received after ninety days it becomes due.

Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired after ninety days an installment becomes due.

●	If the borrower is declared bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

The Bank considers also as credit-impaired or non-performing financial assets (loans), the sum of all transactions of a customer when the loan balances of the same customer categorized, as credit-impaired (Stage 3) are equivalent to more than 20% of the total outstanding amounts of that customer or when the recently twelve-month written-off balance of a customer represents more than 5% of such customer’s outstanding balance.

These instruments may be reclassified to other categories if, because of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the customer does not have balances more than ninety days past due in other loans.

Financial assets (loans) which are not credit-impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered credit-impaired. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative net equity, continued losses, significant decrease in revenue or in the customer’s recurring cash flows, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, the existence of an internal or external rating showing that the customer is in default and the existence of overdue customer commitments with a significant amount to public institutions or employees.

These financial instruments may be reclassified to other categories if, as a result of an individualized study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the customer does not have balances with more than ninety days past due.

Credit-impaired loans, which are renegotiated, will remain classified as Stage 3 category until there exists evidence of sustained payment. Sustained payment is considered as the payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during certain period.

A financial asset (loans) is considered to be no longer in default (i.e., to have been cured) when all the contractual payments have been settled, except for those cases in which the borrower is in long-term forbearance and the financial asset does not fulfill the criteria to be considered as credit-impaired. For these particular cases, a twelve-month probation period is necessary in order to be considered as not in default.

In the case of forbearances, instruments classified as Stage 2 (normal risk under watchlist) may be generally reclassified to Stage 1 (normal risk) in the following circumstances: i) at least two years have elapsed from the date of reclassification to that category or from its forbearance date, ii) the customer has paid the accrued principal and interest balance, and iii) the customer has no other instruments with more than thirty days past due balances.

In the case of forbearances, instruments classified as Stage 3 (doubtful risk) may be reclassified to Stage 2 (normal risk under watchlist) when the following circumstances are present: i) a minimum period of one year has elapsed from the forbearance date, ii) the customer has paid the accrued principal and interest amounts, and iii) the customer has no other loan balance with more than ninety days past due.

Debt instruments are considered credit-impaired when a payment is past due more than ninety days.

Measuring expected credit losses

Measurement of expected credit losses (ECL) requires the use of complex models and significant assumptions about future economic conditions and credit behavior (i.e., the likelihood of customers defaulting and the resulting credit losses) and requires significant judgments that must be supported by past, present and future information, such as:

●	Determining criteria for significant increase in credit risk.
●	Choosing appropriate models and assumptions for the measurement of expected credit losses.
●	Making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of macroeconomic conditions.
●	Determining the lifetime and point of initial recognition of revolving consumer credit card loans.
●	Establishing the number and relative weightings of forward-looking scenarios.
●	Establishing groups of similar financial assets for measuring expected credit losses.

The methodology for the quantification of expected credit losses is based on an unbiased and weighted consideration of the occurrence of up to three possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events and current conditions and projections of certain portfolio factors and macroeconomic factors, such as GDP, Consumer Price Index (CPI), or unemployment rates, deemed relevant to the measurement of expected credit losses.

Expected credit losses are recognized for financial assets measured at amortized cost, financial assets measured at FVTOCI, financial guarantees and loan commitments. Expected credit losses are also recognized on the undrawn portion of revolving credit lines, which include credit card limits.

The expected credit losses are measured on either a twelve-month or “Lifetime” basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether a financial asset is considered to be credit-impaired.

Expected credit losses are the discounted product of the PD, EAD and LGD, defined as follows:

●	The PD is the estimated probability that the counterparty will default on its principal and/or interest payment obligations. The PD has been defined as the probability that an operation accumulates more than ninety days past due or is deemed to be in default as per the criteria mentioned above, either over the next twelve months or over the remaining lifetime (Lifetime PD) of the obligation.
●	EAD is the amount of estimated risk exposure incurred at the time of the counterparty’s analysis.
●	LGD is the estimated loss arising in an event of default. It depends mainly on the guarantees and collateral associated with the transaction. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD). LGD is calculated on a twelve-month or “Lifetime” basis, where twelve-month LGD is the percentage of loss expected to be incurred if the default occurs in the next twelve months and “Lifetime” LGD is the percentage of loss expected to be incurred if the default occurs over the remaining expected lifetime of the loan.

The expected credit losses are determined by projecting the PD, LGD and EAD for each future year and for each loan. These three components are multiplied together and adjusted for the likelihood of survival (i.e., the exposure has not prepaid or defaulted in an earlier month). This effectively calculates the expected credit losses for each future year, which is then discounted back to the reporting date and added. The discount rate used in the expected credit losses calculation is the original effective interest rate of the exposure or an approximation thereof.

The “Lifetime PD” is developed by applying a maturity profile to the current twelve-month PD. The maturity profile looks at how defaults develop on a financial assets portfolio from the point of initial recognition throughout the lifetime of the financial assets. The maturity profile is based on historical observed data and is assumed to be the same across all financial assets within a portfolio. This is supported by historical analysis.

The twelve-month EAD and “Lifetime” EAD are determined based on the expected payment profile, which varies by financial asset type.

●	For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a twelve-month or “Lifetime” basis. “Lifetime” EAD will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the “Lifetime” EAD calculation.
●	For revolving consumer loans, the EAD is predicted by taking current drawn balance and adding a “Credit Conversion Factor” (CCF) which allows for the expected drawdown of the remaining limit by the time of default. These assumptions vary by loan type and current limit utilization band, based on analysis of the Bank´s recent historical default data.

The twelve-month LGD and “Lifetime” LGD are determined based on the factors which impact the recoveries made post default. These vary by financial asset type.

●	For secured financial assets, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, time to repossession and recovery costs observed.
●	For unsecured financial assets, LGD is typically set by financial asset due to the limited differentiation in recoveries archived across different borrowers. The LGD is influenced by collection strategies, including contracted debt sales and price.

Forward-looking economic information is also included in determining the twelve-month PD, “Lifetime PD” and LGD. These assumptions vary by financial asset type.

The assumptions underlying the expected credit losses calculation – such as how the maturity profile of the PD and how collateral values change – are monitored and reviewed on a monthly basis.

The Bank performs a periodic assessment to evaluate if the assumptions and methodology need to be updated.

The assessments performed during the year ended December 31, 2020 have not identified significant changes in facts and circumstances that would require updates on estimation techniques, significant assumptions or methodologies currently employed in the expected credit losses calculation.

Expected credit loss measurement considerations related to COVID-19 pandemic

Expected credit losses measurement according to IFRS 9 is challenging given its determination incorporates the estimation of credit events, and their consequential cash shortfalls, based on a probability-weighted approach. In times of heightened uncertainty, stressed economic conditions and government assistance, these estimations become more difficult. The assessment of the impact of the COVID-19 pandemic on expected credit losses requires significant judgment, especially as it is not directly comparable with any recent similar events and the impact depends on government measures as much as the spread of the virus.

Expected credit losses are a discounted probability-weighted measurement of expected cash shortfalls either based on credit events arising in the twelve months from the reporting date or based on credit events arising over the lifetime of the financial asset. Lifetime expected credit losses are recognized when there is a significant increase in credit risk on a financial asset.

IFRS 9 requires the application of judgment and requires and allows entities to adjust their approach to determining expected credit losses in different circumstances. The IASB noted that a number of assumptions and linkages underlying the way expected credit losses have been determined no longer hold in 2020 due to the COVID-19 pandemic environment. For example, the relationship between GDP and other macroeconomic variables, such as unemployment and interest rates, and sector-specific variables, such as oil prices, is very likely to be different from what has been experienced in the past and is currently used in economic forecasting models.

The IASB has indicated that entities should not continue to apply their existing ECL methodology mechanically. For example, the granting of payment holidays such as the ones contained in the Support Program should not automatically result in all those loans being considered to have suffered a significant increase in credit risk.

Additionally, regulators have stressed the need to differentiate a temporary liquidity need from a significant increase in credit risk and highlighted that there may be very limited information available to make this determination at an individual customer level. This means that banks should distinguish between obligors whose long-term credit risk is unlikely to be significantly affected by the COVID- 19 pandemic from those who may be more permanently impacted.

Measurement of expected credit losses and assessment of a significant increase in credit risk are based on reasonable and supportable information that is available without undue cost or effort. Hence, the Bank developed its estimates based on the best available information about past events, current conditions and forecasts of economic conditions and applied certain key IFRS 9 accounting considerations related to the measurement of expected credit losses with the purpose of capture the effects of COVID-19 pandemic.

The current environment is subject to rapid change, so the Bank continuously monitors updated facts and circumstances as new information becomes available.

The Support Program and the COVID-19 pandemic originated several challenges for the Bank’s Management in the measurement of expected credit losses, mainly:

a)	The impact of payment moratoria on the calculation of allowance for loan losses, which has as one of its key inputs, the customers’ arrears as they are a statistically proven indicator of their probability of default. Given the probability of non-payment or default is higher when a customer is late in its payments, the application of the Support Program makes null the relevance of such key input;

b)	Update the PD in the IFRS 9 expected credit loss model towards a Point-in-Time PD for several relevant loan portfolio; and

c)	Criteria regarding the classification (staging) of the customers, especially relating to a possible significant increase of credit risk.

With the aim of avoid translating undesired volatility to the measurement of expected credit losses, the Bank maintained in the IFRS 9 expected credit loss model the macroeconomic conditions prior to the COVID-19 pandemic.

Due to the effects of COVID-19 pandemic could not be reflected in the IFRS 9 expected credit loss model, post-model adjustments or overlays were considered.

According to the Bank's internal governance, the considerations regarding the measurement of expected credit losses related to COVID-19 pandemic were submitted to the analysis and approval of the executive risk committee, a body empowered by the Board of Directors to carry out Bank’s risk management, including the measurement and recognition of expected credit losses.

Support Program

In measuring the expected credit losses of loans in the Support Program, the Bank classified, as a first step, the customers in different risk levels according to their COVID-19 pre-pandemic score (March 2020). Additionally, some measurement drivers were incorporated such as their outstanding amount, levels of deposits, variation in payroll dispersals and economic sector in order to determine adjusted risk levels.

For risk management purposes due to COVID-19 environment, the Bank divided the customers into clusters taking into account their risk level and its credit exposure to the Bank. This classification considered mitigating mechanisms such as guarantees, loan-to-value ratio and unemployment insurance, among others. This phase consisted of identifying the loans by clusters with the objective of structuring a ‘loan portfolio management map’ where the kinds of actions to be followed in each cluster were clearly identified, according to the customer’s risk level. This helped the Bank to define specific actions for each customer in order to carry out an ‘advanced risk management strategy’ to be executed in each cluster (contact with customers, restructuring plans or specific recovery actions).

Forward-looking information

IFRS 9 is purposefully designed to be forward-looking, reflecting expectations of future credit events (and resulting cash shortfalls) assessed at the reporting date. Although current circumstances are difficult and create high levels of uncertainty, the expected credit losses estimated by the Bank as of December 31, 2020 are based on all reasonable and supportable information including that, which is forward-looking.

The Bank updated the following forward-looking information in the measurement of the expected credit losses due to COVID-19 pandemic situation:

●	Macroeconomic forecasts including GDP, industry-sector growth rates, unemployment (national and regional), inflation, interest rates and property price indexation.
●	Customers’ probability of non-payment in response to macroeconomic factors that specifically relate to the customer, noting that customers may prioritize payments of some debt obligations over others and therefore the credit risk of amounts owed to different creditors by the same customer can vary.
●	Customers’ behavior in respect of timing of prepayment or extension options, or use of undrawn facilities that affect Bank’s exposure.
●	Valuation of collateral and timing of foreclosure.

This forward-looking information affects directly the PD, EAD and LGD that are key inputs in IFRS 9 expected credit loss model.

Default

In applying IFRS 9, the Bank defined a number of key terms and made a number of important application decisions when measuring expected credit losses. One such item is the definition of default. The definition of default directly influences the staging of exposures given that staging is based on the probability of default happening.

IFRS 9 requires that default definition is applied consistently to all financial instruments unless information becomes available that demonstrates that another default definition is more appropriate for a particular financial instrument to ensure that they reflect current economic conditions of what a default is.

The Bank’s definition of default is aligned, to the extent acceptable, to prudential regulatory definitions of default. Some prudential regulators have issued updated guidance on prudential default definitions in response to COVID-19 pandemic. The Bank assessed whether these are appropriate for the purposes of expected credit loss measurement according to IFRS 9.

IFRS 9 states that there is a rebuttable presumption that default does not occur later than when a financial asset is ninety days past due unless there is reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. Conversely, where payment holidays are introduced, during which borrowers are permitted to defer certain payments, such amounts may no longer be past due, for instance loans in the Support Program.

Staging

The Bank’s staging analysis (and subsequent measurement of expected credit losses for loans in each stage) was affected by the expectations of the duration and severity of the downturn caused by COVID-19 pandemic and the resulting recovery profile.

Staging requires an assessment and identification of a significant increase in credit risk and involves a number of quantitative and qualitative indicators. The impact of COVID-19 pandemic has a significant influence on the relevance of many of these indicators.

In staging analysis, the Bank does not apply mechanically the identification of a significant increase in credit risk. Assessment of a significant increase in credit risk is based on reasonable and supportable information that is available without undue cost or effort.

The Bank applied a medium-long term approach when assessing the customer’s credit quality and considers if the customer is experiencing temporary financial difficulties in order to determine the correspondent classification (staging). Repayment capacity of the customer in the medium-term is also evaluated.

The Bank considered that:

●	Those customers that took advantage of the Support Program were not classified immediately into Stage 2 or Stage 3.
●	Financial temporary difficulties derived from COVID-19 pandemic did not automatically result in the transfer from Stage 1 to Stage 2 or from Stage 1 to Stage 3.
●	Contractual modifications did not result automatically in the classification into forbearance or Stage 2.
●	Customers (revolving and non-revolving) granted with an extension (restructuring) after the payment moratoria (Support Program) were classified in Stage 2.
●	Certain customers (commercial and Santander Corporate and Investment Banking) granted with an extension after the payment moratoria (Support Program) were classified in Stage 2. This classification was assessed on a case-by-case basis.
●	Customers that were classified as Stage 3 prior to COVID-19 pandemic did not comply with the requirements established for the application of the Support Program.
●	At the beginning of COVID-19 pandemic, customers that were part of the Support Program were not automatically considered as “Normal risk under watchlist” (Stage 2).
●	In the case that customers experienced financial difficulties from different reasons to COVID-19 pandemic, or if the customer is unlikely to restore its credit worthiness after the COVID-19 pandemic, these circumstances were considered for the appropriate classification (staging) of the customer.

The Bank’s credit systems automatically considered that a payment holiday is evidence of a significant increase in credit risk. Such systems needed to be amended to reflect that in the COVID-19 pandemic environment not all payment holidays were necessarily indicative of a significant increase in credit risk.

Scores

The effects of COVID-19 pandemic and the Support Program went beyond changes in credit conditions and impacted behavioral scores as the customer transactional pattern was modified due to the closure of most productive activities. Since IFRS 9 expected credit loss model considers these scores to determine the PD, which is a key input in the measurement of expected credit losses, the PD could be artificially worsened or improved and even the classification of customers in Stage 2 due to the use of PD thresholds in determining a significant increase in credit risk. Therefore, the Bank monitored the variables that compose the scores and depending on the available information, decided to keep scores’ information prior to the COVID-19 pandemic (March 2020), isolating the effects generated by the payment moratoria.

In August 2020, as the non-enforceability period of the Support Program ended, an ‘unfreezing’ or ‘defrosting’ strategy was defined in which the affected variables were identified in terms of the duration that said impact would remain in scores’ information after the end of the Support Program, as diverse variables use several months of data.

Rating

COVID-19 pandemic caused an unexpected crisis that is considered temporary.

Due to the COVID-19 pandemic environment, the Bank analyzed whether adjustments or improvements should be made in ratings to reflect adequately the level of credit risk, but with a medium-term approach.

The Bank monitors the behavior of ratings and in case of atypical movements; measures are taken to avoid an excessive impact on the expected credit losses.

Long-Run Scenario

IFRS 9 requires that measurement of expected credit losses must be based on reasonable and supportable information that is available without undue cost or effort.

The Bank did not incorporate macroeconomic scenarios in a mechanistic manner into the IFRS 9 expected credit loss model considering COVID-19 economic environment, since the figures obtained from the IFRS 9 model could result contrary to its economic sense.

Based on the economic conditions caused by COVID-19 pandemic, the Bank applied a long-run macroeconomic scenario in the context of a long-term stable outlook where the structural deterioration emerged in order to quantify the overlay related to the macroeconomic worsening (macroeconomic overlay).

As macroeconomic forecasts stabilize, the Bank will determine whether, at what time and under what conditions, should the macroeconomic perspectives be incorporated into IFRS 9 expected credit loss model.

Expert judgment

As stated by the several regulators and supervisors, the application of IFRS 9 requires the use of judgment in the assessment and measurement process of expected credit losses.

Based on the uncertainty surrounding the COVID-19 pandemic and its unique characteristics, as well as its expected temporary nature, the Bank considered the inclusion of qualitative factors based on expert judgment and always applied after following the appropriate governance, to attenuate undesired negative effects arising from potential deficiencies in models and IT systems, among others, that could preclude the Bank from correctly reflecting the effects of the COVID-19 pandemic in the IFRS 9 expected credit loss model.

Risk monitoring

Rigorous risk monitoring remains even more crucial under the COVID-19 pandemic circumstances. Although most regulators and supervisors allow some degree of flexibility concerning credit quality classification and forbearance, they also require absolute rigorousness when analyzing the situation. Several regulators and supervisors have also stated that it is necessary to continue monitoring the credit quality/creditworthiness of customers in order to classify them correctly always with a medium-

long term vision, based on the contractual schedules and using information that can be classified as reliable and supportable.

Such monitoring is more complex in the COVID-19 economic environment, where installments from loans subject to the Support Program were deferred from their original due date. To overcome this, and additionally to applying all the related customer monitoring Bank’s policies, all available information had to be used, including but not restricted to:

●	Interest repayment in case of payment holidays applying only to the principal of a loan.
●	Other loans from the same customer with the Bank.
●	Loans in other entities (information to be received through credit bureaus).
●	Financial information of the customer: average current account balance, availability/use of limits, etc.
●	Behavioral variables (the input of behavioral scoring models).
●	Information gathered from the customers through surveys, phone calls, forms, etc. It can include the customer participation in the Support Program.

As indicated previously, payment moratoria did not automatically mean a significant increase in credit risk or credit impairment; nor should the assumption be that all the loans involved remained in Stage 1 without further consideration to other potential impairment signs. As such, the Bank’s continuous customer and loan portfolio monitoring can lead to transfer to Stage 2:

a)	Customers who, according to the abovementioned indicators, have suffered a significant increase in credit risk beyond the reasonable effectively period of the relief measures.
b)	A collective assessment was performed in order to determine which percentage of the portfolio should be transferred to Stage 2. The Bank ensured that the drivers considered under the collective assessment do not overlap with those already taken into account by macroeconomic factors or under the individual basis.

The Bank passes through appropriate governance the criteria used to perform both the individual and collective assessment for staging under IFRS 9 of customers and loan portfolio under COVID-19 pandemic circumstances.

Impact on models

Looking towards 2021, the identification of all the customers for which the Support Program was applied will enable the Bank to isolate from current risk models all exceptional effects of COVID-19 pandemic. The target of the Bank is that the databases, time series and other information used in the development, validation and recalibration of existing and new risk models is not involuntarily affected by the extraordinary circumstances of COVID-19 pandemic that are also estimated to be temporary. This includes rating and scoring models as they could also be affected by what is refer to as anomalous historic data.

These data, for risk management purposes, is also very useful to anticipate future similar crisis or in order to conduct scenario analysis, resilience tests, etc. by the Bank. It is therefore critical to appropriately identify, classify and store all indicators and information available concerning loans and customers that go through exceptional mitigating measures, their performance and credit quality profile, among others.

Post-model adjustments - overlays

Estimating the expected credit losses under IFRS 9 often use a three-step process: 1) develop judgments about the future; 2) apply those judgments to statistical models developed based on historical relationships; and 3) use relevant data to feed into the model. This often involves more statistical modelling and data than most other accounting estimates, and it might be very difficult in the current environment.

IASB acknowledges that it is likely to be difficult at this time to incorporate the specific effects of the COVID-19 pandemic and government support measures on a reasonable and supportable basis. When it is not possible to reflect such information in models, the IASB expects post-model adjustments or overlays to be considered.

Post-model adjustment or overlay is a term that can be used to describe a spectrum of adjustments that are made outside the IFRS 9 expected credit loss model. In some cases, the term can refer to straightforward adjustments in order to correct known model errors or data deficiencies. In others, the overlay is far more subjective and judgmental. For example, it sometimes refers to the application of expert credit judgment to address gaps in models, data or both (for example, as new risks or uncertainties arise). It can also refer to adjustments made to capture risks and uncertainties, which are not captured by the model because the model were not designed to address them, such as COVID-19 pandemic.

Extreme economic conditions – coupled with uncertainty around the duration of the COVID-19 pandemic, potential for relapses, effects of government support or lack of it, and what recovery will ultimately look like (“V shaped” or “U shaped”) – mean that forward-looking judgments are highly uncertain and challenging to make. At the same time, historical relationships between key variables might no longer hold, and comparable economic conditions might not have existed in the past. Lockdown and social distancing effects and timeframes need to be expressed in terms of impact on macroeconomic drivers and, ultimately, on default rates. Therefore, it is not possible to adapt the IFRS 9 expected credit loss model in the short-term to capture all of these factors and uncertainties and the use of significant post-model adjustments or overlays is needed when estimating expected credit losses in order to take account of the risks and uncertainties that cannot be adequately reflected in the existing expected credit loss models.

In estimating post-model adjustments or overlays, the Bank considered historical experience. However, it is clear that the widespread nature and severity of the consequences of the COVID-19 pandemic is not directly comparable with any recent similar events. The Bank plotted several possible scenarios of what might happen over the coming months and assign weightings to them, to ensure that any post-model adjustment or overlay reflects the inherent uncertainty and non-linearity of potential outcomes.

From the beginning of COVID-19 pandemic, increasing uncertainty began to appear in the macroeconomic environment without having clear view of its impact or duration. These conditions began to be reflected in the macroeconomic scenarios corresponding to the second quarter of 2020, where variables such as GDP or the exchange rate presented levels that had never been reached in other crises.

The Bank decided as of December 31, 2020 to recognize a “macroeconomic overlay”, which was calculated with a long-run vision in order to avoid short-term volatility, which was determined from a softening of the macroeconomic scenario that the Bank uses in its annual planning exercise with a three-year horizon.

This “macroeconomic overlay” was calculated under a bottom-up approach, aligned with the ‘business as usual’ (BAU) process of forward-looking calculation, where the sensitivity resulting from the expected credit losses, at a credit level, is distributed for each of the loan portfolio.

One of the first effects derived from the application of the Support Program was the artificial decrease in the arrears of the loan portfolio. With the purpose of addressing this situation; the Bank recognized a “normalization overlay”, which was based on the historical roll-rates of each loan portfolio in order to calculate the expected credit losses in case that the customers, which took advantage of the Support Program, resulted credit-impaired. Due to the fact that the validity of the Support Program ended in September 2020, the “normalization overlay” is no longer recognized as of December 31, 2020.

Additionally, in June 2020 and before the term of the Support Program expired, the Bank recognized an “impairment overlay” by collective assessment, in order to anticipate the customers’ credit impairment, which after an objective analysis, could require to be restructured after the end of the Support Program.

The Bank carried out the identification of these customers with information available in the banking system and based on a survey performed with customers that took advantage of the Support Program, assuming that these customers will present financial difficulties and therefore would be classified in Stage 2.

During December 2020, considering that the Support Program has already finalized and the loan portfolio are already converging to their natural behaviour, the Bank assessed if the “impairment overlay” should continue to be fully recognized in the consolidated financial statements at the end of the reporting period. In this regard, the Bank decided to recognize as of December 31, 2020 an “impairment overlay” related only to the loans for which an extension of the Support Program (second payment moratoria) was granted.

These post-model adjustments or overlays recognized as of December 31, 2020 are well controlled, authorized and documented.

Details of post-model adjustments – overlays is presented in Note 11.d.

Expected life of the financial assets

For the purpose of estimating the expected life of the financial assets, all the contractual terms have been taken into account (i.e., prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial assets with an uncertain maturity period and a component of undrawn commitment (i.e., credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial asset, etc.).

Effective guarantees

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the Bank. The properties include:

i.   Buildings and building elements, distinguishing among:

●	Houses;

●	Offices, stores and multi-purpose premises;
●	Rest of buildings such as non-multi-purpose premises and hotels.

ii.  Urban and developable ordered land.

iii.  Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)	Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.
c)

Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favor of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)

Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.

Forward-looking information incorporated in the expected credit losses models

The Bank already uses forward-looking information in internal administration and regulatory processes and has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes. The assessment of significant increase in credit risk and the calculation of expected credit losses both incorporate forward-looking information.

The Bank has performed historical analysis and identified the key macroeconomic and portfolio factors affecting credit risk and expected credit losses for each financial assets portfolio.

The following represent the most significant macroeconomic factors that could substantially change the estimated expected credit losses:

●	GDP growth rates, given their significant effect on borrowers’ performance.
●	Loans – Mortgage, given that change in the real estate market have broader economic implications and vice versa.
●	Unemployment rates, given its significant effect on customers’ ability to meet contractual obligations.
●	CPI, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability.
●	Peso/USD exchange rate, given its substantial influence on operations and profitability.
●	Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power.

●	Deposits – Total, given its impact on how much of a bank’s core funds can be used for lending.
●	Stock markets, given its considered critical to economic development as it gives companies the ability to quickly access capital from the public.

The associated impact of these macroeconomic factors and certain portfolio factors on the PD and LGD vary by type of financial asset. Expert judgment has also been applied in this process. Forecasts of these factors (“base economic scenario”) are provided by the Bank´s Research and Public Policy area on a periodic basis and offer the best estimate view of the economy over the next three years. After three years, to project these factors out for the full remaining lifetime of each financial asset, a mean reversion approach has been used. With this approach, the projected factors in the long-term will have statistical patterns such as average rate (i.e., for unemployment) or a growth rate (i.e., GDP) over a period of two to five years.

The impact of these factors on the PD, EAD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these factors have had historically on default rates and on the components of LGD and EAD.

In addition to the base economic scenario, the Bank´s Research and Public Policy area also provide other possible scenarios along with scenario weightings. The number of other scenarios used is set based on the analysis of each major financial asset type to ensure nonlinearities are considered. The number of scenarios and their attributes are reassessed on a quarterly basis. For all financial assets portfolios, the Bank concluded that three scenarios appropriately consider nonlinearities. The scenario weightings are determined by a combination of statistical analysis and expert judgment, taking into account the range of possible outcomes each chosen scenarios is representative. These weightings are presented for approval by the executive risk committee.

The assessment of significant increase in credit risk is performed using the “Lifetime PD” under each of the base and the other two scenarios (“upside” and “downside”) multiplied by the associated scenario weighting, along with qualitative and backstop indicators. This determines whether the financial asset is in Stage 1, Stage 2 or Stage 3 and hence whether twelve-month ECL or “Lifetime” ECL should be recognized. Following this assessment, either the Bank measures ECL as a probability weighted twelve-month ECL (Stage 1) or a probability weighted “Lifetime” ECL (Stage 2 and Stage 3). These probability-weighted ECL are determined by running each scenario (“base”, “upside” and “downside”), through the relevant ECL model and multiplying it by the appropriate scenario weighting (as opposed to weighting the inputs).

As with any forecast, the projection and likelihoods of occurrence are subject to a high degree of inherent uncertainty and therefore the actual outcomes may be significantly different to those projected. Moreover, applying expert judgment in measuring expected credit losses requires the use of assumptions, which are highly subjective and very sensitive to macroeconomic changes and credit conditions. The Bank considers these forecasts to represent its best estimate of the possible outcomes and has analyzed the nonlinearities and asymmetries within the Bank´s different financial assets portfolios to establish that the chosen scenarios are appropriately representative of the range of possible scenarios.

The factors used for the ECL estimate as of December 31, 2020 are set out below. The “base”, “upside” and “downside” scenarios were used for all financial assets portfolios, except for global corporates for which the Bank applies the same global macroeconomic scenarios as Banco Santander (Spain). Risk parameters, including a forward-looking add-ons for this portfolio, are provided by Banco Santander (Spain).

		December 31, 2020:
Factor	Scenario	December 2020	December 2021	December 2022	December 2023
	Base	0.73%	1.45%	1.70%	1.70%
GDP (% year over year)	Upside	1.92%	2.35%	2.80%	3.10%
	Downside	(7.10)%	0.00%	0.80%	1.20%
	Base	3.60%	3.50%	3.50%	3.50%
CPI (% year over year)	Upside	3.38%	3.20%	2.90%	2.92%
	Downside	8.40%	8.78%	7.60%	6.30%
	Base	3.74%	4.02%	4.27%	4.42%
Unemployment rates (% active population)	Upside	3.40%	3.51%	3.67%	3.66%
	Downside	6.57%	7.27%	5.61%	5.06%
	Base	19.68	20.32	20.62	20.94
Peso/USD (end of period)	Upside	19.09	18.28	18.56	18.85
	Downside	25.57	25.66	24.53	23.87
	Base	9.10%	8.90%	8.50%	8.50%
Loans - Mortgage (% year over year)	Upside	10.25%	11.04%	10.90%	11.16%
	Downside	(4.50)%	(0.20)%	1.40%	4.20%
	Base	6.10%	5.85%	5.83%	5.79%
Loans - Consumer (% year over year)	Upside	7.32%	8.12%	8.37%	8.62%
	Downside	(7.40)%	0.39%	2.48%	4.69%
	Base	4.34%	4.93%	5.17%	5.06%
Deposits - Total (% year over year)	Upside	5.37%	7.91%	7.19%	7.23%
	Downside	(3.43)%	(2.37)%	(0.14)%	1.73%
	Base	44,672.92	46,995.91	49,439.70	52,010.57
Stock markets (level)	Upside	45,041.47	48,238.04	53,896.65	60,543.31
	Downside	34,264.49	30,717.74	31,697.27	32,977.75

The factors used for ECL estimates related to post-model adjustments or overlays as of December 31, 2020 were as follows:

Factor	Scenario	December 2020	December 2021	December 2022	December 2023
GDP (% year over year)	Long-run	(0.89)%	(1.26)%	(0.06)%	2.15%
CPI (% year over year)	Long-run	3.12%	4.13%	2.63%	3.25%
Unemployment rates (% active population)	Long-run	4.08%	5.33%	4.56%	4.36%
Peso/USD (end of period)	Long-run	23.29	22.45	22.66	22.95
Loans - Mortgage (% year over year)	Long-run	3.60%	4.76%	6.69%	7.75%
Loans - Consumer (% year over year)	Long-run	(8.76)%	(11.37)%	3.09%	4.88%
Deposits - Total (% year over year)	Long-run	(1.28)%	(0.17)%	2.58%	4.68%
Stock markets (level)	Long-run	41,141.19	38,183.86	39,479.06	41,531.98

The weightings assigned to each macroeconomic scenario as of December 31, 2019 and 2020 were as follows:

December 31, 2020
Scenario	Weighting

Base	52.5%
Upside	10.0%
Downside	37.5%

December 31, 2019
Scenario	Weighting

Base	52.5%
Upside	10.0%
Downside	37.5%

Sensitivity analysis

The ECL recognized in the consolidated balance sheet as of December 31, 2020 reflect the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, according to the scenarios described above. Many of the factors and assumptions used to calculate ECL have a high degree of interdependency and there is not a single factor or assumption to which ECL, as a whole, are sensitive. The ECL determined by using the “base” scenario, which is used to calculate an unbiased expected credit loss, provides an indication of the overall sensitivity of ECL to different macroeconomic assumptions.

Set out below are the changes to the ECL as of December 31, 2020 that would result from reasonably possible changes in the weightings from the actual assumptions used in the Bank’s macroeconomic scenarios, considering a weightings of 100% for the most favorable scenario and a weighting of 100% for the least favorable scenario:

	Most Favorable	Least Favorable
	Scenario	Scenario

Retail loan portfolio	(9.7)%	13.9%
Non-retail loan portfolio	(9.2)%	8.8%

Written-off loans

The entire loan balance relating to credit-impaired financial assets continue to be recognized in the consolidated balance sheet for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record that would lead a borrower to bankruptcy.

When the recovery of a loan is considered to be unlikely, it is written-off together with the corresponding allowance for impairment losses from the consolidated balance sheet without prejudice to any actions that the Bank may initiate to seek collection until their contractual rights are extinguished due to the expiration of the statute-of-limitations period, forgiveness or any other cause.

Loans and the corresponding allowance for impairment losses are normally written-off considering the following:

●	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees and collaterals and payment records. Within this portfolio, small and medium-sized enterprises loans and revolving small and medium-sized enterprises loans are written-off when the loans become 181 and 151 days past due, respectively.
●	Mortgage loans are written-off when they have been past due for thirty-six months.
●	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is generally written-off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

h)   Change in accounting estimates and accounting policies

Initial adoption of IFRS 16

The Bank has adopted IFRS 16 from January 1, 2019.

On adoption of IFRS 16, the Bank recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments; discounted using the lessee’s incremental borrowing rate and the Bank recognized right-of-use assets, which was initially measured at cost as of January 1, 2019.

For leases previously classified as finance leases, the Bank recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

●	accounting for operating leases with a remaining lease term of less than twelve months as of January 1, 2019 as short-term leases, and
●	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Bank relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement Contains a Lease.

Following is an analysis of initial measurement of lease liabilities:

IAS 17 operating lease commitments based on gross cash flows disclosed as of December 31, 2018	10,015
Discounted using the Bank’s incremental borrowing rate of 11%	6,090
Add/(less): adjustments due to different treatment of extension and termination options	801
(Less): contracts to which the short-term leases exemption has been applied	77
(Less): services/non-lease components of lease contracts	80
IFRS 16 lease liability as of January 1, 2019	6,734

On transition to IFRS 16, the Bank recognized 6,734 million pesos of right-of-use assets and of lease liabilities.

When measuring lease liabilities, the Bank discounted lease payments using the incremental borrowing rate as of January 1, 2019. The weighted-average rate applied was 11%.

i)    Repurchase agreements and Reverse repurchase agreements

Purchases of financial instruments under a non-optional resale agreement at a fixed price are measured at fair value and recognized as assets in the consolidated balance sheet under Loans and advances to credit institutions – Reverse repurchase agreements or Loans and advances to customers – Reverse repurchase agreements.

The excess of the purchase prices over the resale prices are recognized as interest income over the contract term.

Sales of financial instruments under a non-optional repurchase agreement at a fixed price are measured at amortized cost or at fair value and recognized as liabilities in the consolidated balance sheet under Deposits from the Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements or Customer deposits – Repurchase agreements.

The excess of the sales prices over the repurchase prices are recognized as interest expense over the contract term.

Repurchase agreements are designated as financial instruments at FVTPL when this designation eliminates or significantly reduces an accounting mismatch or when they are managed and its performance is evaluated on a fair value basis.

j)    Non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items will foreseeably be effected through the proceeds from their disposal.

Specifically, property or other non-current assets (foreclosed assets) received by the Bank as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Bank has decided to make continuing use of these assets.

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

COVID-19 pandemic did not have a significant effect in the measurement of Non-current assets held for sale as of December 31, 2020.

k)   Tangible assets

Tangible assets include the amount of buildings for own use, information technology (IT) equipment and fixtures, furniture and vehicles and other fixtures owned by the Bank.

Tangible assets are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (excess of carrying amount over the recoverable amount).

Depreciation is calculated using the straight-line method based on the acquisition cost of the tangible assets less their residual value. The land on which the buildings stand has an indefinite life and therefore is not depreciated.

Depreciation is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average Annual
Rate

Buildings for own use	2% to 5%
Furniture and vehicles	10% to 20%
Information technology equipment and fixtures	25%
Other fixtures	5% to 20%

The Bank assesses at the reporting date whether there is any indication that a tangible asset may be impaired (i.e., its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the tangible asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

COVID-19 pandemic did not trigger any indication that a tangible asset may be impaired as of December 31, 2020.

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

The estimated useful lives of the tangible assets are reviewed at least at the end of the reporting period to identify significant changes therein. If changes are identified, the useful lives of the tangible assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years based on the new useful lives.

Upkeep and maintenance expenses relating to the tangible assets are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

Tangible assets are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

l)    Leases

The Bank as lessee

As explained in Note 2.h, the Bank has adopted IFRS 16 from January 1, 2019.

Until December 31, 2018, leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

When the Bank acted as the lessee, the lease expenses, including any incentives granted by the lessor, were charged on a straight-line basis over the lease term to Other general administrative expenses in the consolidated income statement.

In the event that lease incentives were received to enter into operating leases, such incentives were recognized as a liability. The aggregate benefit of incentives was recognized as a reduction of rental expense on a straight-line basis.

Since January 1, 2019, the Bank assesses whether a contract is or contains a lease, at inception of the contract. The Bank recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. Initially, the right-of-use asset is measured at cost, which comprises the amount of the lease liability, adjusted for any lease payment made in or before the commencement date less any lease incentives received, plus any other initial direct costs incurred by the lessee and an estimate of the costs for dismantling the underlying asset or for restoring the underlying asset or the site of its location.

Right-of-use assets are valued at cost, which includes the following:

●The amount of the initial measurement of the lease liability,

●Any lease payment made at or before the commencement date less any lease incentive received,
●Any initial direct costs incurred, and
●Restoration costs.

Subsequently, the right-of-use asset is depreciated on the straight-line method from the commencement date to the lesser of the end of the useful life of the right-of-use asset or the end of the lease term. The estimate of the useful lives of the right-of-use asset is determined on the same bases as the assets. In addition, right-of-use asset is reduced for impairment, if any, and adjusted for the remeasurement of the lease liability.

The Bank applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.

The right-of-use assets are presented as a separate line in the consolidated balance sheet.

The lease liability is initially measured at the present value of the lease payments that have not been paid as of the commencement date, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use the incremental borrowing rate. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments, less any lease incentive receivable;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.
●	The amounts expected to be paid by the lessee under residual value guarantees;
●	The exercise price of purchase options, if the lessee is reasonably certain to exercise that option; and
●	Lease termination penalty payments, if the term of the lease reflects the lessee's exercise of that option.

The lease liability is presented as a separate line in the consolidated balance sheet.

The Bank remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
●	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Bank, the lessee’s incremental borrowing rate is used, being the rate that the Bank would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Bank applies the Cross Section methodology, which consists of estimating the credit spread of the Bank based on the CDS information available from different entities. Under the Cross Section methodology, the following factors are considered to obtain the Bank’s credit spread:

●	Economic sector,
●	Geographical area,
●	Rating, and
●	An assumption to represent that at least one factor described above, match with the factors related to the Bank.

Lease payments are allocated between principal and finance cost. The finance cost is recognized under Interest expense and other charges in the consolidated income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases or low-value assets are recognized on a straight-line basis as an expense under Administrative expenses in the consolidated income statement. Short-term leases are leases with a lease term of twelve months or less. Low-value assets comprise, for example, personal computers, printers, small items of office furniture, telephones and other similar assets.

Whenever the Bank incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use assets.

As of December 31, 2019 and 2020, the Bank did not have any lease agreements with purchase options.

The Bank as lessor  - Finance leases

A lessor shall classify each of its leases as either an operating lease or a finance lease.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

At the commencement date of the lease, the assets held by the Bank under a finance lease are recognized as Financial assets at amortized cost in the consolidated balance sheet at an amount equal to the net investment in the lease. The net investment in the lease corresponds to the gross investment in the lease discounted at the interest rate implicit in the lease.

The gross investment in the lease is the sum of:

(a)the lease payments receivable by a lessor under a finance lease; and

(b)any unguaranteed residual value accruing to the lessor.

IFRS 16 defines the interest rate implicit in the lease as the rate of interest that causes the present value of (a) the lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

The Bank recognizes finance income over the lease term in Interest income in the consolidated income statement, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

m)  Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise because of a legal transaction or which are developed internally by the Bank. Only assets whose cost can be estimated reliably and from which the Bank considers it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or development cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.    Goodwill

Any excess of the cost of the investments made by the Bank over the corresponding underlying carrying amounts acquired, adjusted at the acquisition date, is allocated as follows:

-

If it is attributable to specific and identifiable assets and liabilities of the subsidiaries acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired subsidiaries’ balance sheets.

-

If it is attributable to specific intangible assets, by recognizing such intangible assets in the consolidated balance sheet if the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

-

The remaining amount is recognized as goodwill, which is allocated to one or more CGU. A CGU is the smallest identifiable group of assets that, because of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is only recognized when it has been acquired for a consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired subsidiary that are not capable of being individually identified and separately recognized.

At the end of each reporting period, or whenever there is any indication of impairment, goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and if there is any impairment, the goodwill is written down with a charge to the consolidated income statement.

For the purposes of the impairment analysis, goodwill is allocated to one or more CGU expected to benefit from the synergies arising from business combinations. Each CGU to which goodwill is allocated:

-	is the lowest level at which the entity manages goodwill internally; and
-	is not larger than an operating segment.

The CGU to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually as of December 31 and more frequently in cases where Bank’s Management notes indicators of impairment.

For determining the impairment of a CGU to which a part of goodwill has been allocated, the carrying amount of that unit is compared with its recoverable amount.

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

Impairment losses on goodwill are recognized under Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.   Other intangible assets

Other intangible assets include the amount of identifiable intangible assets (such as computer software).

Other intangible assets can have an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank - or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized and are carried at cost less accumulated impairment losses. At the end of each reporting period or whenever there is any indication of impairment, the Bank reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

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

Impairment charges are included in Impairment losses on other assets (net) – Goodwill and other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.k).

Internally-generated computer software

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Bank are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software so that it will be available for use,
●	Bank’s Management intends to complete the software and use or sell it,
●	there is an ability to use or sell the software,
●	it can be demonstrated how the software will generate probable future economic benefits,
●	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
●	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Capitalized development costs are recognized as intangible assets and amortized from the point at which the asset is ready for use.

Where no internally-generated computer software can be recognized, development expenditure is recognized in the consolidated income statement in the period in which it is incurred and cannot be subsequently capitalized.

Subsequent to initial recognition, internally-generated computer software are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

n)   Provisions and contingent assets and liabilities

When preparing the consolidated financial statements, Bank’s Management distinguishes between:

-	Provisions: credit balances covering present obligations at the reporting date arising from past events, which could give rise to a loss for the Bank.
-

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Bank. They include the present obligations of the Bank when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Bank does not recognize the contingent liability. The Bank will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

-

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Bank. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes to the consolidated financial statements, if it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, it is probable that the Bank will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

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

The consolidated financial statements include all provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes to the consolidated financial statements.

Provisions are reviewed and adjusted at the end of each year. Provisions are used also to cater for the specific obligations for which they were originally recognized. Provisions are reversed fully or partially when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows:

-

Provisions for pensions and similar obligations under scope of IAS 19: amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations (see note 2.t).

-	Provisions for tax not included in the scope of IAS 12 and legal matters: amount of the provisions recognized to cover tax and legal obligations.

-

Provisions for off-balance sheet risk: amount of the provisions made to cover obligations arising as the result of those transactions in which the Bank guarantees the obligations of a third party arising as a result of financial guarantees granted or other contracts and unfunded lending commitments such as letters of credit, financial guarantees and available lines of credit cards and non-revolving consumer loans, which are irrevocable commitments that may give rise to the recognition of financial assets.

-	Other provisions: include the amount of other provisions recognized by the Bank (see Note 24).

o)   Court proceedings and/or claims in process

At the end of 2019 and 2020, certain court proceedings and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

p)   Share-based payments

For share-based payment transactions, the goods or services received are measured as an equity-settled share-based payment transaction when the awards granted are the Bank’s own equity instruments. In all other circumstances, the goods or services received by the Bank are measured as a cash-settled share-based payment transaction.

Equity-settled shared-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled shared-based payments is expensed on a straight-line basis over the vesting period, based on the Bank’s estimate of equity instruments that will eventually vest, with a corresponding increase in consolidated total equity. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

For cash-settled share-based payments to employees and others providing similar services, the services acquired and the liability incurred are measured at the fair value of the liability. The fair value determined at the grant date of the cash-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Bank’s estimate of equity instruments that will eventually vest, with a corresponding increase in liability. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the consolidated income statement for the year. The services received and the liability to pay for those services are recognized as the employees render service.

Share-based payments are discussed in Note 43.b, 42.b, 42.c and 42.d.

q)   Recognition of income and expenses and similar charges

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.    Interest income and interest expenses and similar charges

Interest income and interest expenses and similar charges are generally recognized on an accrual basis using the effective interest method.

ii.   Dividends

Dividends received from equity instruments are recognized as income when the Bank’s right to receive them arises.

iii.   Fee and commission income and expenses

Fee and commission income and expenses are recognized using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at FVTPL are recognized when received or paid.
-	Those arising from transactions or services that are performed over a period are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is carried out.

iv.   Non-finance income and expenses

Non-finance income and expenses are recognized when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, IFRS 15 Revenue from Contracts with Customers five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

v.   Deferred collections and payments

Deferred collections and payments are recognized at the amount resulting from discounting the expected cash flows at market rates.

vi.   Loan arrangement fees

Loan arrangement fees that are an integral part of the effective interest rate of a financial instrument, mainly loan origination fees, are accrued and recognized over the term of the loan as a part of the effective interest method.

r)    Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

When the Bank purchases a financial guarantee contract in respect of a financial asset and pays the cost of the guarantee, at inception of the guarantee considers the following:

-	If the financial guarantee is an integral part of the guaranteed financial asset, it is treated as an adjustment to the effective interest rate of the guaranteed financial asset as a transaction cost, unless the financial asset is measured at FVTPL, and include the expected cash flows from the financial guarantee when measuring the expected credit losses of the guaranteed financial asset.

-	If the financial guarantee is not an integral part of the guaranteed financial asset, the cost is recognized as a separate pre-payment asset, and it is amortized over the shorter of the life of the guarantee and the expected life of the guaranteed financial asset. The pre-payment asset is tested for impairment under IAS 36. The expected cash flows from the financial guarantee are not included in the measurement of the expected credit losses of the guaranteed financial asset and a separate reimbursement asset is recognized in the consolidated balance sheet in accordance with IAS 37.

When the Bank provides financial guarantees, these are initially recognized on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof.

Financial guarantee contracts issued by the Bank and, if not designated at FVTPL, are subsequently measured at the higher of:

●	the amount of the obligation under the contract, as determined in accordance with the IFRS 9 expected credit loss model; and
●	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Financial guarantees provided by the Bank, regardless of the guarantor, instrumentation or other circumstances are reviewed periodically to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on financial assets carried at amortized cost (described in Note 2.g above).

The provisions made for these transactions are recognized under Provisions – Other provisions in the consolidated balance sheet. These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost – Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

s)   Loan commitments

Loan commitments granted by the Bank are subject to the impairment requirements of IFRS 9 and are accounted for as off-balance sheet risk in memorandum accounts.

The provisions made for these transactions are recognized under Provisions for off-balance sheet risk in the consolidated balance sheet (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

t)    Post-employment benefits

The Bank’s post-employment obligations to its employees are deemed to be defined contribution plans when the Bank makes pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 24.c).

Defined contribution plans

Payments made in each year related to defined contribution plans are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized under Provisions – Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Bank recognizes under Provisions – Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets. The cost of providing retirement benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

-	They are not owned by the Bank, but by a legally separate entity that is not a party related to the Bank.
-

They are only available to pay or fund post-employment benefits and they cannot be returned to the Bank unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the Bank to current and former employees, or they are returned to reimburse employee benefits already paid by the Bank.

Post-employment benefits are recognized as follows:

-	Service cost is recognized in the consolidated income statement and includes the following items:
-	Current service cost (the increase in the present value of the obligations resulting from employee service in the current period) is recognized under Personnel expenses.
-

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

-	Any gain or loss arising from plan settlements is recognized under Provisions (net).
-

Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest income if it constitutes income) in the consolidated income statement.

-	The remeasurement of the net defined benefit obligation is recognized in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet and includes:
-

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
-	Remeasurements recognized in other comprehensive income are not reclassified to the consolidated income statement.

Further details about post-employment benefits are given in Note 24.c.

u)   Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the Bank but who, without being legally retired, continue to have economic rights vis-à-vis the Bank until they acquire the legal status of retiree-, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions (net) in the consolidated income statement.

v)   Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, if implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

w)   Income tax

Income tax expense represents the sum of the income tax currently payable and deferred income tax.

Current income tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from Profit for the year as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Bank’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred income tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, tax loss and tax credit carryforwards. Deferred income tax is accounted for using the liability method.

Deferred income tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the Bank will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that, the Bank will have sufficient future taxable profits against which they can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Income and expenses recognized directly in consolidated total equity are accounted for as temporary differences.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Current and deferred income tax for the year

The income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Current and deferred income tax are recognized in the consolidated income statement, except when they relate to items that are recognized in other comprehensive income or directly in consolidated total equity, in which case, the current and deferred income tax are also recognized in other comprehensive income or directly in consolidated total equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

x)   Remaining maturity periods

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2019 and 2020 year-end is provided in Note 45.

y)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO.

z)   Dividend distribution

Dividend distributions to the Bank’s shareholders are recognized as a liability in the consolidated financial statements in the period in which the dividends are proposed by the Board of Directors and approved by the Bank’s shareholders.

aa)   Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from consolidated total equity. No gain or loss is recognized in the consolidated income statement on the purchase, sale, issue or cancellation of the Bank’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

ab) Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expenses generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated total equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.
b.	The net amount of the income and expenses recognized directly in consolidated total equity that will not be reclassified subsequently to the consolidated income statement.
c.	The net amount of the income and expenses recognized directly in consolidated total equity that may be reclassified subsequently to the consolidated income statement when certain conditions are met.
d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associated entities or jointly controlled entities accounted for using the equity method, which are presented net.
e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

This consolidated statement presents the items separately by nature, grouping together items that, in accordance with the applicable IFRS, will not be reclassified subsequently to the consolidated income statement since the requirements established by the corresponding IFRS are met.

ac) Consolidated statement of changes in total equity

This consolidated statement presents all the changes in consolidated total equity, including the adjustments in the opening balance on Accumulated reserves arising from changes in accounting policies and from the correction of errors.

Accordingly, this consolidated statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated total equity items and the changes are grouped together based on their nature into the following items:

a.	Adjustments in the opening balance on Accumulated reserves due to changes in accounting policies and from the correction of errors: include those in consolidated total equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.
b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated income statement.
c.	Other changes in consolidated total equity: include the remaining items recognized in consolidated total equity, including, inter alia, increases and decreases in share capital, distribution of profit, transactions involving own equity instruments (treasury shares), transfers between equity items and any other increases or decreases in consolidated total equity.

ad) Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows with the meanings specified:

●	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Bank classifies as cash and cash equivalents the balances recognized under Cash and balances with the Central Bank in the consolidated balance sheet.

●	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
●	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
●	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

The application of IFRS 16 has an impact in the consolidated statement of cash flows of the Bank.

Under IFRS 16, lessees must present:

-	Short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability as part of operating activities;
-	Cash paid for the interest portion of a lease liability as either operating activities or financing activities, as permitted by IAS 7 Statement of Cash Flows. The Bank has opted to include interest paid as part of financing activities; and
-	Cash payments for the principal portion for a lease liability, as part of financing activities.

Under IAS 17, all lease payments on operating leases were presented as part of cash flows from operating activities.

3.   Significant events

The following is a summary of the significant corporate transactions undertaken by the Bank and other significant events over the last three years:

a) Corporate events

Sale of Custody business

On July 24, 2015, Banco Santander (Spain) made an offer to the Bank to purchase their Custody business. The Bank accepted this offer. The agreed sale price on that date was 1,191 million pesos. This offer required the Bank to transfer their Custody business; however, this obligation was subject to the following conditions: i) was valid until June 30, 2016, ii) was subject to the same conditions established in a global agreement signed by Banco Santander (Spain) consisted of the sale of the custody businesses in Spain,

Mexico and Brazil, iii) authorizations must have been obtained from the Mexican authorities to establish a special purpose entity whose objective was the operation of the custody business in Mexico, iv) was dependent on the global transaction, if it was terminated, the transaction would also terminate in Mexico, and v) the transaction should have been formalized through the signing of the respective contracts.

On August 22, 2016, Mexican authorities authorized Banco Santander (Spain) to establish and operate a new bank in Mexico named Banco S3 México, S.A., Institución de Banca Múltiple (Banco S3). The activities of Banco S3 would be focused on the specialized business of deposits, custody and management of securities and cash in Mexico. On February 2, 2018, the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, hereinafter “SHCP” by its Spanish acronym) and the CNBV authorized Banco S3 to operate as a financial institution in Mexico.

On January 2, 2018, the Bank, as seller, and Banco S3, as buyer, entered into a purchase-sale agreement of the Custody business of the Bank. The agreed sale price was 850 million pesos, of which 90% of the total amount was paid on February 9, 2018 and the remaining 10% would be paid one year after January 2, 2018. It was agreed by both parties, that the remaining 10% of the sale price could be adjusted contingent on the successful transfer of customers from the Bank to Banco S3. Later during October 2018, the agreed sale price was adjusted by 128 million pesos due to the low transfer rate of customers from the Bank to Banco S3 being the final sale price agreed of 722 million pesos.

This transaction was considered executed between entities under common control, therefore the effect from the sale of the Custody business was an increase of 506 million pesos in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

Acquisition of Isban México, S.A. de C.V.

On October 26, 2017, the Board of Directors approved the acquisition of Isban México, S.A. de C.V. (ISBAN) with the objective of creating a new technology-operating model for the Bank.

The CNBV authorized on September 14, 2018, the acquisition by the Bank of all the shares representing the capital stock of ISBAN.

On October 11, 2018, the Bank acquired from Banco Santander, S.A. (Spain) for 1,077 million pesos, all the shares representing the capital stock of ISBAN. This acquisition originated a charge of 225 million pesos in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet given that this transaction was considered executed by entities under common control.

On October 15, 2018, the Board of Directors of ISBAN approved the change of its corporate name from ISBAN to Santander Tecnología México, S.A. de C.V. (Santander Tecnología México).

The carrying amount of the assets acquired and liabilities assumed at the date of the acquisition were as follows:

Carrying amount

Assets:
Cash	715
Tangible assets	457
Other assets	318
1,490
Liabilities:
Other liabilities	(638)

Net assets acquired	852
Acquisition cost	(1,077)
Effect on acquisition	(225)

Early settlement of Tier II Subordinated Capital Notes - Expiration of cash tender offer

On September 26, 2018, the Bank completed a cash tender offer (Tender Offer) for any and all of its outstanding 5.95% Tier II Subordinated Capital Notes issued on December 27, 2013 with a ten-year maturity (January 30, 2024). The amount effectively tendered was USD 1,222,907,000, which represented 94.07% of such 5.95% Tier II Subordinated Capital Notes. On January 30, 2019, the Bank exercised its call option and amortized the remaining USD 77,093,000.

Issue of Tier II Subordinated Capital Notes due 2028

On October 1, 2018, the Bank issued 5.95% Tier II Subordinated Capital Notes due 2028 for a total of USD 1,300 million, meeting the capital requirements under Basel III criteria for complementary capital/Tier II. Banco Santander (Spain) purchased USD 975 million, or 75%, of these Tier II Subordinated Capital Notes.

The Tier II Subordinated Capital Notes due 2028 were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (Securities Act), and outside the United States of America, in accordance with Regulation S under the Securities Act.

Change of corporate name

On October 10, 2018, a modification in the Bank’s corporate name was duly approved such that, from that date, the Bank is named Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. The modification consisted of eliminating the parentheses that were around the word “México”.

Exchange Offers

On August 18, 2019, Banco Santander (Spain) announced the commencement of its exchange offers to acquire all the issued and outstanding Series B shares and American Depositary Shares (ADS) of Banco Santander México in exchange for 0.337 of Banco Santander (Spain)’s ordinary share for each Banco Santander México´s Series B share and 1.685 Banco Santander (Spain)’s ADS for each Banco Santander México’s ADS.

The exchange offers comprised a United States exchange offer and a concurrent Mexican exchange offer.

The United States exchange offer was made pursuant to an offer to exchange/prospectus filed with the United States Securities and Exchange Commission on August 8, 2019, and was open to all United States holders of Banco Santander México´s Series B shares and all holders of Banco Santander México’s ADS, wherever located. The Mexican exchange offer was made pursuant to a Mexican information statement and placement prospectus and was open to holders of Banco Santander México´s Series B shares.

On September 6, 2019, Banco Santander (Spain) informed the expiration of the acceptance period of the exchange offers made for all the issued and outstanding Series B shares and ADS of Banco Santander México.

Acquisition of Elavon Mexico Holding Company

On March 13, 2020, the Bank acquired 49% of the shares representing the capital stock of Santander Merchant Platform Solutions México, S.A. de C.V. (formerly, Elavon Mexico Holding Company, S.A. de C.V.). Santander Merchant Platform Solutions, S.L., a subsidiary of Banco Santander (Spain) acquired the remaining 51% of the capital stock. The agreed purchase price for the total equity stock is 1,680 million pesos.

As of December 31, 2020, the Bank measures the investments in associated entities using the equity method (see Note 49).

Senior Unsecured Notes

On April 14, 2020, the Bank issued Senior Unsecured Notes for USD 1,750 million at an annual interest rate of 5.375% and maturity in 2025. The Senior Unsecured Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States of America, in accordance with Regulation S under the Securities Act.

Merger of Santander Vivienda, S.A. de C.V.

On October 28, 2019, Banco Santander México obtained the authorization from Banco Santander (Spain) to carry out a merger through absorption between Santander Vivienda, S.A. de C.V. (Santander Vivienda), with the former being the surviving entity, and the latter being the merged entity.

On August 28, 2020, SHCP authorized the merger of Banco Santander México as the surviving merging entity with Banco Santander México and Santander Vivienda, as the merged entity, which is extinguished.

During the Extraordinary General Meeting of September 30, 2020, it was approved to carry out the merger of Banco Santander México as the merging entity with Santander Vivienda as the merged entity.

The total assets and total liabilities of Santander Vivienda merged by Banco Santander México amounted to 63,703 million pesos and 54,925 million pesos, respectively.

Incorporation of Openbank Santander México, S.A. de C.V.

On October 14, 2020, the Bank received authorization from SHCP to incorporate Openbank Santander México, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Openbank) as a subsidiary of the Bank. On November 16, 2020, Banco Santander (Spain) began the process of obtaining the applicable authorizations to operate Openbank as a commercial bank. This entity is not currently operating.

Merchant business

On December 3, 2020, the Bank entered into an assignment agreement with SMPS Merchant Platform Solutions México, S.A. de C.V. (SMPS), subsidiary entity of Santander Merchant Platform Solutions México, S.A. de C.V., in order to sell all the acquisition contracts related to the merchant business operated and administered by the Bank, along with their respective economic rights. The agreed sell price amounts to 1,600 million pesos.

Simultaneously, the Bank and SMPS entered into a service provision contract that stipulates that the Bank will provide administrative, operational and collection support services to cover the needs related to the merchant business acquisition contracts acquired by SMPS.

As of the date of issuance of the consolidated financial statements, SPMS has not obtained the registration to be able to operate as a Participant in Disposal Networks (Participante en Redes de Medios de Disposición) in its capacity as Acquirer (Adquirente) in accordance with the General Provisions applicable to Disposal Networks (Disposiciones de Carácter general aplicables a las Redes de Medios de Disposición) issued by the CNBV and the Mexican Central Bank. Once SMPS obtains the authorization, this transaction will be closed, which is estimated to occur during March 2021.

b) Other significant events

COVID-19 pandemic Support Program

On March 26, 2020, the CNBV issued an official letter giving response to the proposal of the Association of Banks of Mexico (ABM by its Spanish acronym) for the implementation of various relief measures (Support Program) in order to support borrowers impacted by the COVID-19 pandemic and with the aim of guaranteeing the stability of the Financial System in Mexico.

The Bank implemented in March 2020 the Support Program, which includes the partial or total deferral of principal and/or interest payments for up to four months, with the possibility of extending it to two additional months, with respect to the total amount due from borrowers, without any interest charge.

The Support Program was applied to commercial loans, mortgage loans, and revolving and non-revolving consumer loans as well as for agricultural loans, as long as the loan was classified as performing according to Mexican Banking GAAP as of February 28, 2020. In the case of microcredits (microloans), the Support Program was only applied as long as the loan was classified as performing according to Mexican Banking GAAP as of March 31, 2020.

The Support Program was only valid if the Bank implemented the benefits no later than 120 days after the aforementioned dates.

In the event that the restructuring or renovation of a loan includes deductions, forgiveness, bonuses, or discounts on the due balance that have an impact on lower payments for borrowers, as a mechanism to strengthen the liquidity of them, banks could defer the constitution of the allowance for impairment losses for Mexican Banking GAAP, related with the granting of deductions, forgiveness, bonuses and discounts to the customers.

Those modifications to the original conditions of performing loans, in which the risk profiles of the borrower were adjusted and did not imply a total or partial deferral of principal and/or interests are not considered as a restructuring for Mexican Banking GAAP purposes, as long as:

●	The loans are considered performing as of February 28, 2020.

●	The contractual procedures for renewal or restructuring ended no later than 120 calendar days after February 2020.
●	Such modifications shall be applicable for a period that could not exceed more than six months; banks are required to maintain the original established risk profiles according with their policies and procedures.

In applying the Support Program, banks must observe the following conditions:

●	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.
●	Credit lines previously authorized to revolving consumer credit card loans should not be restricted, reduced by more than 50% of the unused portion or canceled.
●	Credit lines previously authorized to commercial loans should not be restricted, reduced or canceled.
●	Not to request additional guarantees or its substitution in the case of restructuring.

Banks must deliver to the CNBV the general conditions of the granted Support Program, as well as a detailed report on the loans benefited within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Bank’s Management applied its professional judgment in analyzing if the contractual terms and conditions of the loans benefited by the Support Program change substantially with respect to the original granted loan, concluding that the modified contractual cash flows on the financial assets do not result in derecognition as established by IFRS 9.

As of December 31, 2020, 531,636 loans for an amount of 150,809 million were registered in the Support Program as follows:

Support programs

By loan type:
Commercial, financial and industrial loans	58,479
Mortgage loans	64,235
Installment loans to individuals -	28,095
Revolving consumer credit card loans	8,770
Non-revolving consumer loans	19,325
150,809

The breakdown of Losses on modification of financial assets recognized in the consolidated income statement is presented in Note 11.

Credit restructuring measures

On September 24, 2020, SHCP and CNBV issued an optional package of measures for credit restructuring. These relief measures encourage and allow banks and other financial intermediaries to restructure the loans of customers who request it. These measures consist in various options such as extension of terms, reduction of interest rates or eventual reductions and a term of up to five years (sixty months), depending on the customer and institution.

Additionally, on November 9, 2020, the CNBV issued regulatory facilities for credit institutions that implement “Institutional Restructuring Programs”, in order to offer better credit conditions to their customers.

The Bank decided not to apply the optional restructuring measures nor other “Institutional Restructuring Program”.

4.  Distribution of the Bank’s profit and Earnings per share

4.1 Distribution of the Bank’s profit

The distributions of the Bank’s profit ended December 31, 2018, 2019 and 2020 approved by the Board of Directors during the annual general meetings are as follows:

	2018	2019	2020

Profit of the year	19,356	20,381	18,974
Dividends declared	9,228	10,293	—
Dividend per share (pesos)	1.36	1.52	—
Date of payment	06/29/2018 and	05/28/2019 and
	12/28/2018	12/27/2019

In order to strengthen banking institutions so they could be in a better position to absorb potentials losses that could arise because of the COVID-19 pandemic and have more resources to support the economic slowdown, the CNBV issued two recommendations to avoid:

a)The payment of dividends to shareholders, and

b)Carry out share buybacks or any other mechanism aimed at rewarding shareholders.

Considering the effects of the COVID-19 pandemic and on the recommendation received from the CNBV, the Bank decided not to pay dividends or carry out share buybacks in 2020.

4.2 Earnings per share

According to IAS 33 Earnings per share, the Bank should present and adjust retrospectively, the basic and diluted earnings per share, if the number of ordinary or potential shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split.

i.   Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, if any, held in the year (see Note 29.d).

Accordingly, basic earnings per share were determined as follows:

	2018	2019	2020

Profit attributable to the Parent	19,353	20,381	18,974
Profit attributable to the Parent (net of non-controlling interest)	19,353	20,381	18,974
Weighted average number of shares outstanding	6,776,220,369	6,775,455,458	6,776,640,349
Basic earnings per share (pesos)	2.86	3.01	2.80

ii.   Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 29.d).

Accordingly, diluted earnings per share were determined as follows:

	2018	2019	2020

Profit attributable to the Parent	19,353	20,381	18,974
Profit attributable to the Parent (net of non-controlling interest)	19,353	20,381	18,974
Weighted average number of shares outstanding	6,776,220,369	6,775,455,458	6,776,640,349
Dilutive effect of rights on shares	10,773,988	11,538,899	10,354,008
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	2.85	3.00	2.80

5.   Compensation of directors, executive officers and other key management personnel

The Bank considers as key management personnel the directors, the executive officers and the members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

During 2019, the General Director of Operations and the General Director of IT decided to step down.

During 2020, the Deputy General Director of Global Corporate Banking, the Deputy General Director of New Businesses, the Vice President of Commercial Banking and the Deputy General Director of Transactions and Digital Banking decided to step down. Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2020 to the date on which these consolidated financial statements were authorized for issue.

a)   Remuneration of directors

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. Accordingly, only independent directors receive compensation for their duties. Under Mexican law, we are not required to disclose on an individual basis the compensation of our directors, our executive officers and the members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee and the remuneration committee and we do not otherwise publicly disclose such information.

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 15 million pesos during 2018, 21 million pesos during 2019 and 23 million pesos during 2020, paid as attendance fees.

b)   Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 496 million pesos during 2018, 456 million pesos during 2019 and 431 million pesos during 2020. The main benefits paid to the Bank’s executive officers are: salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

The criteria for granting and paying bonus compensation vary according to the activities performed by the different areas and, therefore, payment of the bonus may vary depending on the department and activities performed by each member.

c)   Post-employment and other long-term benefits

Our executive officers may participate in the same pension and medical expenses plan that is available to the Bank’s employees, but at different contribution percentages to the ones made by the rest of the employees.

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 331 million pesos as of December 31, 2018, 472 million pesos as of December 31, 2019 and 522 million pesos as of December 31, 2020.

d)   Long-term incentive plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable only to a certain group of executive officers (Identified Staff). This plan provided a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain).

Details of the plan are presented in Note 42.b.

e)   Loans to executive officers

The loans granted to executive officers amount to 102 million pesos and 124 million pesos as of December 31, 2019 and 2020, respectively.

f)   COVID-19 pandemic

During the COVID-19 pandemic, the Bank’s priority has been the safeguard of the health and safety of the employees.

The most relevant measures taken by the Bank to achieve this objective are:

●	Provide to all the employees special safety and protection measures.

●	Redefine the way of working to adapt to remote working, reaching more than 7,900 employees working from home.
●	Ensure the physical and mental well-being of the employees who continued to work in corporate offices, or face to face with customers. These measures included providing masks, gloves and protective screens, as well as the reorganization of physical space to ensure the recommended social distance, combined with strict personal hygiene measures.
●	Sent out newsletters including updates on the health crisis
●	Financial well-being was also covered, offering various financial support measures to help employees who are experiencing financial difficulties, such as flexible loans or salary advances.
●	Training and development programs were adapted to a new online format. In particular, those related to project management, leadership and remote working efficiency.

The employees gradually returned to the usual workplaces at the end of May 2020, always following the recommendations of Mexican government, respecting the individual needs of each employee and based on three pillars: development and implementation of health and safety protocols, prioritization and monitoring the health status of the employees, and tracking and tracing (through health apps).

6.   Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2019	12/31/2020

Cash	25,793	24,791
Central Bank compulsory deposits	28,094	23,978
Deposits in the Central Bank	11,292	22,264
Accrued interest	28	20
	65,207	71,053

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

As of December 31, 2020, the Bank recognized an special deposit in the Central Bank for an amount of $7,700 million pesos, based on Circular 9/2019 issued by the Mexican Central Bank on June 13, 2019. This Circular 9/2019 allows credit institutions that have Bonos de Regulación Monetaria Reportables (BREMS R) to use these financial instruments to guarantee overdrafts in their account in order to promote the healthy development of the Mexican financial system.

On April 1, 2020, the Mexican Central Bank in order to promote the healthy development of the financial system as a consequence of COVID-19 pandemic considers convenient to reduce the total amount of compulsory deposits through which it regulates the excess liquidity in the money market, so that banks may have additional resources to strengthen the continuity of their active operations, while maintaining an adequate implementation of monetary policy.

Note 45.a includes a breakdown of the remaining maturity of Cash and balances with the Central Bank. The compulsory deposits required by the Central Bank have an indefinite term. Additionally, Note 45.d includes the fair value amounts of these assets.

7.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2019	12/31/2020

Classification:
Other financial assets at fair value through profit or loss	54,138	59,512
Financial assets at amortized cost	36,895	64,371
	91,033	123,883
Type:
Reciprocal accounts	14,597	11,610
Time deposits	29	10
Guarantee deposits - Collateral delivered for OTC financial derivatives transactions (Note 32)	14,300	27,954
Reverse repurchase agreements	54,138	59,512
Other accounts	7,969	24,797
	91,033	123,883
Currency:
Peso	73,268	94,084
USD	17,429	29,620
Other currencies	336	179
	91,033	123,883

As of December 31, 2019 and 2020, time deposits consist of 29 million pesos and 10 million pesos, respectively related to deposits that the Bank holds in Mexican banks that re-prices every 182 days with a fixed annual interest rate of 1.5%.

As of December 31, 2019 and 2020, 14,300 million pesos and 27,954 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Financial assets at amortized cost (see Note 32).

As of December 31, 2019 and 2020, 54,097 million pesos and 59,599 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to credit institutions – Other financial assets at fair value through profit or loss (see Note 31).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Financial assets at amortized cost.

8.   Debt instruments

a)   Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2019	12/31/2020

Classification:
Financial assets at fair value through profit or loss	110,613	206,272
Financial assets at fair value through other comprehensive income	233,463	355,321
Financial assets at amortized cost	11,257	11,453
	355,333	573,046
Type:
Mexican government debt securities	273,487	443,909
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	4,472	744
Foreign government debt securities	69,113	119,276
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	—	4,562
Brazilian Government Notes	30,225	23,870
US Government Treasury Bills (T-BILLS)	34,506	91,976
US Government Treasury Notes (T-NOTES)	4,382	3,430
Debt securities issued by financial institutions	2,270	3,413
Other debt securities	10,463	6,448
	355,333	573,046
Currency:
Peso	243,132	405,184
USD	47,897	108,411
Brazilian Real (BRL)	30,225	23,870
Other currencies	34,079	35,581
	355,333	573,046

The breakdown of the Debt instruments classified as at fair value through profit or loss is as follows:

	12/31/2019	12/31/2020

Federal Treasury Securities (CETES)	25,348	81,017
United Mexican States Bonds (UMS)	30	141
Federal Mexican Government Development Bonds (BONDES)	29,708	22,345
M and M10 Mexican Government Bonds (M Bonds)	11,601	51,313
Mexican Bank Saving Protection Bonds (BPATS)	13,750	22,623
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	4,619	4,469
T-BILLS	10,928	12,342
T-NOTES	4,382	3,430
Other debt securities	10,247	8,592
	110,613	206,272

UDIS are Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDI is a unit of account created by the Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor, hereinafter “INPC” by its Spanish acronym). Under a UDI-based loan or financial instrument, the customer’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. The customer in an amount of pesos equivalent makes principal and interest payments to the amount due in UDI at the stated value of UDI on the day of payment. As of December 31, 2019 and 2020, one UDI was equal to 6.39901 pesos and 6.60559 pesos, respectively.

As of December 31, 2019 and 2020, 4,472 million pesos and 5,306 million pesos, respectively, of debt instruments, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss (see Note 32).

As of December 31, 2019 and 2020, 8,678 million pesos (as of December 31, 2019 there were no transactions with the Central Bank) and 10,729 million pesos (4,655 million pesos in which the lender was the Central Bank), respectively, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

As of December 31, 2019 and 2020, 92,764 million pesos and 201,477 million pesos, respectively, of Debt instruments, have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

The breakdown of the Debt instruments classified as at Financial assets at fair value through other comprehensive income is as follows:

	12/31/2019	12/31/2020

CETES	—	1,272
UMS	43,058	48,447
M, M3 and M5 Mexican Government Bonds (M Bonds)	117,974	189,137
BPATS	11,499	8,616
UDIBONDS	4,643	3,076
T-BILLS	23,578	79,634
Brazilian Government Notes	30,225	23,870
Other debt securities	2,486	1,269
	233,463	355,321

As of December 31, 2019 and 2020, 96,681 million pesos and 129,240 million pesos, respectively, of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) have been pledged in connection with repurchase agreement transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through other comprehensive income.

As of December 31, 2020, 4,998 million pesos, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss, of which in which the lender is the Central Bank.

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at fair value through other comprehensive income as of December 31, 2020:

	Fair value
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at fair value through other comprehensive income
Of which:
Mexican government debt instruments	241,932	—	241,932	—	241,932
Foreign government debt instruments	103,504	—	103,504	—	103,504
Debt instruments issued by the Central Bank	8,616	—	8,616	—	8,616
Other fixed-income interest debt instruments	1,269	—	1,269	—	1,269

	355,321	—	355,321	—	355,321

During 2020, there were no transfers between stages related to the fair value (neither the corresponding allowance for impairment losses) of Debt instruments – Financial assets at fair value through other comprehensive income.

The breakdown by issuer rating of Debt instruments as of December 31, 2019 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	38,888	38,888	10.94%
A	12,480	226,928	239,408	67.38%
BBB	—	43,088	43,088	12.13%
BB	—	3,471	3,471	0.98%
Below B	—	30,225	30,225	8.51%
Below BBB	253	—	253	0.07%
	12,733	342,600	355,333	100%

The breakdown by issuer rating of Debt instruments as of December 31, 2020 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	95,406	95,406	16.65%
A	9,596	391,651	401,247	70.02%
BBB	267	48,587	48,854	8.53%
BB	—	3,669	3,669	0.64%
Below B	—	23,870	23,870	4.17%
	9,863	563,183	573,046	100%

As of December 31, 2019 and 2020, BBB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2019 and 2020, BB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2020, Below B ratings balance includes mainly debt instruments issued by Petróleos Mexicanos (Mexican state-owned petroleum company) and Brazilian Government Notes.

In April 2020, the rating agency Fitch downgraded Petróleos Mexicanos’ Long-Term Foreign and Local Currency Issuer Default Ratings (IDR) to BB- from BB.

The breakdown of the Debt instruments classified as at Financial assets at amortized cost is as follows:

	12/31/2019	12/31/2020

Special CETES	3,471	3,668
Bonos de Regulación Monetaria Reportables - (BREMS R)	7,786	7,785
	11,257	11,453

Type:
Unquoted	3,471	3,668
Quoted	7,786	7,785

As of December 31, 2019 and 2020, 4,999 million pesos and 7,706 million pesos, respectively, of BREMS R issued by the Mexican Central Bank have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at amortized cost.

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at amortized cost as of December 31, 2020:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	11,453	—	11,453	—	11,453

During 2020, there were no transfers between stages related to the gross carrying amount of Debt instruments – Financial assets at amortized cost.

b)   Changes

The changes in Debt instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2018	2019	2020

Beginning balance	164,947	154,483	233,463
Reclassification from Available-for-sale to Amortized cost	(73,131)	—	—
Beginning balance as restated	91,816	154,483	233,463
Net additions/(disposals)	63,824	75,061	119,141
Valuation adjustments	(1,226)	4,108	3,560
Amounts reclassified to the consolidated income statement	69	(189)	(843)
Balance at year-end	154,483	233,463	355,321

c)   Allowance for impairment losses

The following is a breakdown of the allowance for impairment losses of Debt instruments classified at fair value through other comprehensive income and at amortized cost as of December 31, 2019:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	23	—	—	23	—
Of which:
Mexican government debt instruments	22	—	—	22	—
Other fixed-income interest debt instruments	1	—	—	1	—

Financial assets at amortized cost	—	—	—	—	—

	23	—	—	23	—

The following is a breakdown of the allowance for impairment losses of Debt instruments classified at fair value through other comprehensive income and at amortized cost as of December 31, 2020:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	91	—	—	91	—
Of which:
Mexican government debt instruments	89	—	—	89	—
Other fixed-income interest debt instruments	2	—	—	2	—

Financial assets at amortized cost	—	—	—	—	—

	91	—	—	91	—

The change in the allowance for impairment losses of Debt instruments – Financial assets at fair value through other comprehensive income during 2019 and 2020, amounts to 3 million pesos and 68 million pesos, respectively.

There were no allowance for impairment losses recognized during 2019 and 2020, related to Debt instruments – Financial assets at amortized cost.

d)   Other information

Note 45.a contains a breakdown of the remaining maturity periods of Financial assets at fair value through other comprehensive income - Debt Instruments. Additionally, Note 45.d includes the fair value amounts of these assets classified as Debt instruments – Financial assets at amortized cost.

9.   Equity instruments

a)   Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2019	12/31/2020

Classification:
Financial assets at fair value through profit or loss	5,767	1,911
Financial assets at fair value through other comprehensive income	642	768
	6,409	2,679
Type:
Shares of Mexican companies	6,409	2,679
Shares of foreign companies	—	—
	6,409	2,679

As of December 31, 2019 and 2020, 14 million pesos and 137 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loan transactions within Equity instruments – Financial assets at fair value through profit or loss (see Note 31).

As of December 31, 2019, there were no equity instruments pledged in connection with securities loan transactions. As of December 31, 2020, 7 million pesos, of equity instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Equity instruments – Financial assets at fair value through profit or loss.

Note 45.a contains a breakdown of the remaining maturity periods of these assets.

b)   Changes

The changes in Equity instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2018	2019	2020

Beginning balance as of January 1	795	535	642
Recognition of own equity instruments held for future equity-settled share-based payments (Note 3)	(247)	—	—
Transfer to non-current assets held for sale	—	—	—
Net additions/(disposals)	—	—	—
Valuation adjustments	(13)	107	126
Amounts reclassified to the consolidated income statement	—	—	—
Balance at year-end	535	642	768

Note 28.a includes a breakdown of the valuation adjustments recognized in other comprehensive income under Valuation adjustments – Financial assets at fair value through other comprehensive income.

10. Trading derivatives (assets and liabilities) and Short positions

a)   Trading derivatives

The breakdown by type of inherent risk of the fair value of Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2019		12/31/2020
	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance

Interest rate risk	80,499	76,639	196,402	189,841
Currency risk	71,026	67,623	99,606	95,406
Market price risk	222	219	163	864
	151,747	144,481	296,171	286,111

Note 45.a contains a breakdown of the remaining maturity periods of Trading derivatives.

b)   Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2019	12/31/2020

Securities loans:
Debt instruments	8,280	15,263
Equity instruments	—	—
	8,280	15,263
Short sales:
Debt instruments	839	102
	9,119	15,365

Note 45.a contains a breakdown of the remaining maturity periods of these liabilities.

11. Loans and advances to customers

a)   Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2019	12/31/2020

Other financial assets at fair value through profit or loss	25,789	10,844
Financial assets at fair value through other comprehensive income	2,875	—
Financial assets at amortized cost	699,671	687,432
	728,335	698,276
Of which:
Before allowance for impairment losses	750,305	723,827
Allowance for impairment losses	(21,970)	(25,551)
	728,335	698,276

As of December 31, 2019 and 2020, 5,153 million pesos and 4,123 million pesos, respectively, of Loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 32).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to customers – Financial assets at amortized cost.

b)   Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank’s exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2019	12/31/2020

By loan type:
Commercial, financial and industrial loans	373,943	339,545
Public sector loans	70,450	73,016
Mortgage loans	147,810	167,818
Reverse repurchase agreements	25,789	10,844
Installment loans to individuals -
Revolving consumer credit card loans	57,760	51,266
Non-revolving consumer loans	56,601	59,429
Impaired loans	17,952	21,909
	750,305	723,827
By borrower sector:
Public sector	70,450	73,016
Individuals	274,053	290,580
Communications and transportation	35,773	33,250
Construction	47,872	38,160
Manufacturing	63,652	53,187
Services	122,970	109,180
Tourism	25,244	26,275
Other sectors	110,291	100,179
	750,305	723,827
By geographical area:
Mexico	750,305	723,827
	750,305	723,827
By interest rate:
Fixed rate	270,930	307,990
Floating rate	479,375	415,837
	750,305	723,827

As of December 31, 2019 and 2020, 8,115 million pesos and 6,398 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to customers – Other financial assets at fair value through profit or loss (see Note 31).

c)   Valuation adjustments for impairment of Loans and advances to customers

The following is a breakdown of the gross carrying amount of Loans and advances to customers – Financial assets at fair value through other comprehensive income and at amortized cost as of December 31, 2019:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at fair value through other comprehensive income	2,880	—	2,880	—	2,880
Of which:
Commercial, financial and industrial loans	2,880	—	2,880	—	2,880

Financial assets at amortized cost	676,508	27,176	703,684	17,952	721,636
Of which:
Commercial, financial and industrial loans	358,665	12,398	371,063	5,815	376,878
Public sector loans	70,450	—	70,450	—	70,450
Mortgage loans	140,072	7,738	147,810	8,399	156,209
Installment loans to individuals -	107,321	7,040	114,361	3,738	118,099
Revolving consumer credit card loans	54,292	3,468	57,760	1,717	59,477
Non-revolving consumer loans	53,029	3,572	56,601	2,021	58,622

(*) As of December 31, 2019, there were no POCI financial assets.

The following is a breakdown of the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost as of December 31, 2020:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at amortized cost	620,543	70,531	691,074	21,909	712,983
Of which:
Commercial, financial and industrial loans	291,980	47,565	339,545	6,530	346,075
Public sector loans	73,016	—	73,016	—	73,016
Mortgage loans	157,054	10,764	167,818	9,847	177,665
Installment loans to individuals -	98,493	12,202	110,695	5,532	116,227
Revolving consumer credit card loans	44,309	6,957	51,266	2,543	53,809
Non-revolving consumer loans	54,184	5,245	59,429	2,989	62,418

(*) As of December 31, 2020, there were no POCI financial assets.

The following is a breakdown of the transfers of Loans and advances to customers – Financial assets at amortized cost between stages as of December 31, 2020:

	Gross carrying amount
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2020	676,508	27,176	17,952	721,636
Transfers:
Transfer from Stage 1 to Stage 2	4,700	(4,700)	—	—
Transfer from Stage 1 to Stage 3	581	—	(581)	—
Transfer from Stage 2 to Stage 3	—	1,237	(1,237)	—
Transfer from Stage 2 to Stage 1	(36,761)	36,761	—	—
Transfer from Stage 3 to Stage 2	—	(19,702)	19,702	—
Transfer from Stage 3 to Stage 1	(8,792)	—	8,792	—

Remaining in same Stage (*)	(577,716)	32,952	1,224	(543,540)
Financial assets derecognized during the period other than write-offs	(241)	(18)	(22)	(281)
Originated financial assets	622,049	—	—	622,049
Write-offs	—	—	(21,590)	(21,590)
Other movements	(59,785)	(3,175)	(2,331)	(65,291)
As of December 31, 2020	620,543	70,531	21,909	712,983

(*) Includes mainly payments of principal and accrued interest.

●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized that were transferred from Stage 2 to Stage 1 amounting 36,761 million pesos, resulted in an additional allowance for impairment losses of 4,717 million pesos. The main driver of the change is the increase in the “Lifetime PD” used to determine the allowance for impairment losses.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized that were transferred from Stage 3 to Stage 2 amounting 19,702 million pesos, result in an additional allowance for impairment losses of 559 million pesos. The change is not significant because “Lifetime PD” is used to determine the allowance for impairment losses for both stages.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized that were transferred from Stage 3 to Stage 1 amounting 8,792 million pesos, result in a decrease in the allowance for impairment losses of 4,700 million pesos. The main driver of the change is the use of a twelve-month PD instead of a “Lifetime PD”.
●	The gross carrying amount of financial instruments originated in 2020 that amounts to 622,049 million pesos, results in an increase in the allowance for impairment losses of 2,537 million pesos.

d)   Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2018	2019	2020

Beginning balance as of January 1 (as originally presented)	(16,929)	(21,516)	(21,970)
Adjustments on initial adoption of IFRS 9	(3,270)	—	—
Beginning balance as of January 1 (restated)	(20,199)	(21,516)	(21,970)

Impairment losses on financial assets - Financial assets at amortized cost (*)	(20,947)	(21,673)	(25,184)
Impairment losses on financial assets - Financial assets at fair value through other comprehensive income	(2)	(5)	—
Write-offs	19,678	21,154	21,590
Others	(46)	70	13
Balance at year-end	(21,516)	(21,970)	(25,551)

Of which:
By geographical location of risk:
Mexico	(21,516)	(21,970)	(25,551)

(*)

The amount of Impairment losses on financial assets not a fair value through profit or loss – Financial assets at amortized cost presented in the consolidated income statement is net of recoveries of loans previously written-off and recovery expenses in the amount of 2,141 million pesos in 2018, 2,083 million pesos in 2019 and 3,453 million pesos in 2020.

The post-model adjustments or overlays recognized within the allowance for impairment losses as of December 31, 2020, are as follows:

	Allowance for impairment losses
	IFRS 9 Model	Macroeconomic overlay	Impairment overlay	Total	Total Overlay to IFRS 9 Model

Financial assets at amortized cost	(24,093)	(613)	(845)	(25,551)	6%
Of which:
Commercial, financial and industrial loans	(7,757)	(558)	(572)	(8,887)	15%
Public sector loans	(14)	(1)	—	(15)	7%
Mortgage loans	(4,108)	30	—	(4,078)	(1)%
Installment loans to individuals -	(12,214)	(84)	(273)	(12,571)	3%
Revolving consumer credit card loans	(6,010)	(67)	(273)	(6,350)	6%
Non-revolving consumer loans	(6,204)	(17)	—	(6,221)	0%

The following is a breakdown of the allowance for impairment losses and the write-offs as of December 31, 2020:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Write-offs

Financial assets at amortized cost	(6,215)	(8,902)	(10,434)	(25,551)	(21,590)
Of which:
Commercial, financial and industrial loans	(2,047)	(3,438)	(3,402)	(8,887)	(7,919)
Public sector loans	(15)	—	—	(15)	—
Mortgage loans	(625)	(824)	(2,629)	(4,078)	(1,145)
Installment loans to individuals -	(3,528)	(4,640)	(4,403)	(12,571)	(12,526)
Revolving consumer credit card loans	(1,526)	(2,837)	(1,987)	(6,350)	(7,020)
Non-revolving consumer loans	(2,002)	(1,803)	(2,416)	(6,221)	(5,506)

The contractual amount outstanding of Loans and advances to customers written-off during 2020 that are still subject to enforcement activities, amounts to 21,863 million pesos.

The following is a breakdown of the transfers of the allowance for impairment losses of Loans and advances to customers between stages as of December 31, 2020:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total

Beginning balance as of January 1	7,254	5,466	9,250	21,970

As of January 1, 2020
Transfers:
Transfer from Stage 1 to Stage 2	121	(695)	—	(574)
Transfer from Stage 1 to Stage 3	24	—	(101)	(77)
Transfer from Stage 2 to Stage 3	—	118	(248)	(130)
Transfer from Stage 2 to Stage 1	(412)	5,129	—	4,717
Transfer from Stage 3 to Stage 2	—	(383)	942	559
Transfer from Stage 3 to Stage 1	(347)	—	5,047	4,700

Financial assets derecognized during the period other than write-offs	(7)	(8)	(47)	(62)
Contracts remaining at the same stage	(2,718)	(422)	17,813	14,673
Write-offs	—	—	(21,590)	(21,590)
Originated financial assets	2,537	—	—	2,537
Foreign exchange and other movements	(237)	(303)	(632)	(1,172)

As of December 31, 2020	6,215	8,902	10,434	25,551

Post-model adjustments - overlays

The following is a breakdown by stages of the post-model adjustments or overlays recognized within the allowance for loan losses corresponding to Loans and advances to customers – Financial assets at amortized cost as of December 31, 2020:

	Overlays
	Stage 1	Stage 2	Stage 3	Total

Macroeconomic overlay	(397)	(202)	(14)	(613)

Impairment overlay	—	(819)	(26)	(845)

Total	(397)	(1,021)	(40)	(1,458)

The breakdown by stages of the macroeconomic overlay recognized within the allowance for loan losses as of December 31, 2020 is as follows:

	Macroeconomic overlay
	Stage 1	Stage 2	Stage 3	Total

Macroeconomic overlay	(397)	(202)	(14)	(613)
Of which:
Commercial, financial and industrial loans	(374)	(176)	(8)	(558)
Public sector loans	(1)	—	—	(1)
Mortgage loans	4	6	20	30
Installment loans to individuals -	(26)	(32)	(26)	(84)
Revolving consumer credit card loans	(21)	(27)	(19)	(67)
Non-revolving consumer loans	(5)	(5)	(7)	(17)

The breakdown by stages of the impairment overlay recognized within the allowance for loan losses as of December 31, 2020 is as follows:

	Impairment overlay
	Stage 1	Stage 2	Stage 3	Total

Impairment overlay	—	(819)	(26)	(845)
Of which:
Commercial, financial and industrial loans	—	(562)	(10)	(572)
Installment to loans to individuals -	—	(257)	(16)	(273)
Revolving consumer credit card loans	—	(257)	(16)	(273)

e)   Impaired loans

The breakdown of the changes in the balance of Loans and advances to customers – Financial assets at amortized cost that are credit-impaired is as follows:

	2018	2019	2020

Beginning balance	18,132	18,429	17,952
Additions	32,461	31,418	37,216
Transfers to performing loans	(12,486)	(10,741)	(11,669)
Written-off loans	(19,678)	(21,154)	(21,590)
Balance at year-end	18,429	17,952	21,909

The breakdown between no past due and past due as of December 31, 2019 of the balance of Loans and advances to customers – Financial assets at amortized cost that are considered to be credit-impaired is as follows:

		With Balances Past Due by
	With no Past
	Due Balances
	or Less than 3
	Months Past				More than 12
	Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	Months	Total

By type of loan:
Commercial, financial and industrial loans	1,427	1,640	404	291	2,053	5,815
Mortgage loans	3,701	1,142	703	498	2,355	8,399
Installment loans to individuals
Of which:
Revolving consumer credit card loans	536	1,181	—	—	—	1,717
Non-revolving consumer loans	527	1,492	1	—	1	2,021
	6,191	5,455	1,108	789	4,409	17,952

The breakdown between no past due and past due as of December 31, 2020 of the balance of Loans and advances to customers – Financial assets at amortized cost that are considered to be credit-impaired, is as follows:

		With Balances Past Due by
	With no Past
	Due Balances
	or Less than 3
	Months Past				More than 12
	Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	Months	Total

By type of loan:
Commercial, financial and industrial loans	2,324	3,310	326	196	374	6,530
Mortgage loans	1,982	2,097	741	1,084	3,943	9,847
Installment loans to individuals
Of which:
Revolving consumer credit card loans	868	1,675	—	—	—	2,543
Non-revolving consumer loans	474	2,515	—	—	—	2,989
	5,648	9,597	1,067	1,280	4,317	21,909

f)    Renegotiated loans

The Bank sometimes makes concessions or modifications to the original terms of loans as a response to the customer’s financial difficulties, rather than taking possession or to enforce otherwise collection of collateral.

Renegotiated loans include restructured or refinancing transactions of performing loans and credit-impaired loans, as contractual terms of a loan may be modified due to not only concerns about the customer’s ability to meet contractual payments, but also for customer retention purposes and other factors not related to current or potential credit deterioration of the customer.

A restructured transaction is a transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the customer, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the customer is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

A refinancing transaction is a transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the customer, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the customers of the cancelled or refinanced transactions to repay their debt (principal and interest)

because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

A breakdown of renegotiated loans during the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the Year Ended 12/31/2018				For the Year Ended 12/31/2019				For the Year Ended 12/31/2020
	Performing loans				Performing loans				Performing loans
	Due to				Due to				Due to
	Concerns				Concerns				Concerns
	About				About				About
	Current or				Current or				Current or
	Potential	Due to			Potential	Due to			Potential	Due to
	Credit	Other	Impaired		Credit	Other	Impaired		Credit	Other	Impaired
	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total

Commercial, financial and industrial loans	1,318	—	3,011	4,329	1,215	—	2,318	3,533	2,158	—	912	3,070
Mortgage loans	603	—	530	1,133	369	—	293	662	356	—	329	685
Installment loans to individuals	1,147	—	205	1,352	850	—	306	1,156	1,627	—	272	1,899
	3,068	—	3,746	6,814	2,434	—	2,917	5,351	4,141	—	1,513	5,654
Percentage	45%	—	55%	100%	45%	—	55%	100%	73%	—	27%	100%

Credit-impaired loans that are renegotiated continue to be classified as impaired loans until the sustained payment criteria and other considerations are reached as described in Note 2.g.

The types of terms that are typically renegotiated include: (a) modifications to the contractual terms of loans, such as payment terms, interest rates and currency, or (b) modifications to the guarantees that cover the loans.

See Note 48 b) 4.7 Recovery and collections management for additional information regarding renegotiated loans.

g)   Modification on financial instruments in the context of COVID-19 pandemic

The relief measures contained in the Support Program resulted in a modification to the contractual terms of the loans subject to the Support Program, that did not result in derecognition of the financial assets under IFRS 9.

The breakdown of Gains/(losses) on modification of financial assets (net) recognized in the consolidated income statement as of December 31, 2020 is as follows:

2020

Commercial, financial and industrial loans	(605)
Mortgage loans	(224)
Installment loans to individuals -
Non-revolving consumer loans	(914)
(1,743)

h)    Maximum exposure to credit risk and credit quality information

Maximum exposure to credit risk

The tables below represent the Bank’s maximum exposure to credit risk by class of financial instrument (except for hedging financial derivatives) and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments. The maximum exposure to credit risk includes the carrying amounts of financial instruments recognized in the consolidated balance sheet subject to credit risk and the nominal amounts for off-balance sheet commitments.

Where available, collaterals are presented at fair value; for other collaterals, such as real estate and other assets, best estimates of fair value are used. Other credit enhancements such as guarantees are included at their nominal amounts.

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collateral or guarantees are contractual and are typically classified as follows:

●	Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity instruments), collection rights, inventory, equipment and real estate are included in this category:
-	Cash collateral received - cash collateral requested from financial and corporate customers to secure the payments in OTC financial derivatives transactions.
-	Collateralized by securities - collateral to secure the payments in repurchase agreements and reverse repurchase agreements transactions.
-	Collection rights - highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.
-	Real estate.
●	Guarantees, which complements the customer’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or co-signers, where individuals or companies act as guarantors of the loan transaction.

Collaterals and other credit enhancements related to the commercial loan portfolio are subject to at least an annual review. In the case of guarantees, the guarantor’s ability to perform under the guarantee contract is reviewed through an analysis of the financial position of the customer and the guarantor. There are cases where the Bank has attempted to seek recovery through the execution of a third-party guarantee and has been denied such recovery. Please see Note 2.g for an explanation of how the credit ratings of guarantors affect our allowance for impairment losses.

For the retail loan portfolio, a review of its collaterals and other credit enhancements is performed on a periodic basis depending on the history of the payment performance of the borrower.

For the real estate collaterals, appraisals are obtained as of the date of origination of the loans and when the loan is classified as impaired.

See Note 48.b) 4.3 Credit risk mitigation techniques for additional information regarding credit risk mitigation.

The breakdown is as follows:

		12/31/2019
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	262,360	239,865	22,495	16,759	5,736	—	—	—
Other financial assets at fair value through profit or loss	79,927	—	79,927	—	76,592	—	—	—
Financial assets at fair value through other comprehensive income	236,343	236,343	—	—	—	—	—	—
Financial assets at amortized cost:	769,788	316,232	453,556	—	—	69,732	148,360	8,118
Of which:
Loans and advances to credit institutions	36,895	36,895	—	—	—	—	—	—
Loans and advances to customers:	721,636	268,080	453,556	—	—	69,732	148,360	8,118
Commercial, financial and industrial loans	376,878	106,672	270,206	—	—	45,058	25,308	8,118
Public sector loans	70,450	26,867	43,583	—	—	24,646	—	—
Mortgage loans	156,209	19,077	137,132	—	—	—	120,461	—
Installment loans to individuals:
Revolving consumer credit card loans	59,477	59,477	—	—	—	—	—	—
Non-revolving consumer loans	58,622	55,987	2,635	—	—	28	2,591	—
Debt instruments	11,257	11,257	—	—	—	—	—	—
Guarantees and loan commitments	80,169	80,169	—	—	—	—	—	—
Available lines of credit cards and non-revolving consumer loans	—	—	—	—	—	—	—	—
	1,428,587	872,609	555,978	16,759	82,328	69,732	148,360	8,118
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.
(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

		12/31/2020
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	502,443	473,908	28,535	23,052	5,483	—	—	—
Other financial assets at fair value through profit or loss	70,356	—	70,356	—	59,557	—	—	—
Financial assets at fair value through other comprehensive income	355,321	355,321	—	—	—	—	—	—
Financial assets at amortized cost:	712,983	208,053	504,930	—	—	83,544	176,841	7,073
Of which:
Loans and advances to credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	712,983	208,053	504,930	—	—	83,544	176,841	7,073
Commercial, financial and industrial loans	346,075	72,756	273,319	—	—	45,694	29,342	7,073
Public sector loans	73,016	21,510	51,506	—	—	34,677	—	—
Mortgage loans	177,665	5,007	172,658	—	—	3,140	140,096	—
Installment loans to individuals:		—	—
Revolving consumer credit card loans	53,809	53,809	—	—	—	—	—	—
Non-revolving consumer loans	62,418	54,971	7,447	—	—	33	7,403	—
Debt instruments	—	—	—	—	—	—	—	—
Guarantees and loan commitments	83,645	83,645	—	—	—	—	—	—
	1,724,748	1,120,927	603,821	23,052	65,040	83,544	176,841	7,073
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.
(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For commercial loans (except Small and medium-sized enterprises or SME) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Bank has developed a master rating scale. The equivalence is established through the PD associated with each rating. Internally calibrated PD are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping with external ratings are as follows:

Equivalence with
Standard &
Internal Rating	Poor’s	Moody’s

9.3	Aaa	AAA
9.2	Aa1	AA+
9.0	Aa2	AA
8.6	Aa3	AA-
8.1	A1	A+
7.7	A2	A
7.3	A3	A-
6.7	Baa1	BBB+
6.1	Baa2	BBB
5.6	Baa3	BBB-
5.0	Ba1	BB+
4.4	Ba2	BB
3.9	Ba3	BB-
3.3	B1	B+
2.7	B2	B
2.2	B3	B-
1.6	Caa1	CCC
1.0	Ca	CC

For commercial loans to Small and medium-sized enterprises (SME), mortgage loans and installment loans to individuals (revolving credit card consumer loans and non-revolving consumer loans), expected credit losses are calculated using statistical methods without considering internal ratings. However, based on criteria set forth by the CNBV and a combination of internal scorecards, customer’s financial information and qualitative criteria, ratings are assigned as follows:

Rating	Equivalence

A-1	Minimum Risk (Solid)
A-2	Low Risk (Outstanding)
B-1	Normal Risk (Good)
B-2	Normal Risk
B-3	Satisfactory
C-1	Normal Risk (Adequate)
C-2	Medium Risk (Weak)
D	High Risk (Poor)
E	Probable Loss

Credit quality information by rating category

The tables below represent the classification by rating category of commercial loans (except SME) and public sector loans and their related guarantees and loan commitments not recognized in the consolidated balance sheet:

	12/31/2019
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	—	2,004	21,925	33,028	32,090	75,766	94,840	21,098	5,734	1,112	1,453	235	301	—	1,477	12,144	303,207
Public sector loans	—	—	4,506	—	—	—	26,566	2,055	5,491	13,684	16,297	1,285	—	—	—	—	—	—	—	566	70,450
	—	—	4,506	—	—	2,004	48,491	35,083	37,581	89,450	111,137	22,383	5,734	1,112	1,453	235	301	—	1,477	12,710	373,657

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	597	—	—	4,009	15,457	4,347	8,290	12,566	5,848	3,780	2,082	167	—	—	—	—	75	—	—	913	58,131
Loan commitments	—	—	—	57	139	301	20	228	3,472	6,119	5,877	1,443	76	—	—	—	—	—	—	363	18,095
	597	—	—	4,066	15,596	4,648	8,310	12,794	9,320	9,899	7,959	1,610	76	—	—	—	75	—	—	1,276	76,226
	597	—	4,506	4,066	15,596	6,652	56,801	47,877	46,901	99,349	119,096	23,993	5,810	1,112	1,453	235	376	—	1,477	13,986	449,883

	12/31/2020
																						Not
Rating Category	9.3	9.2	9.0	8.5		8.0		7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	—	—	—	1,751	11,269	41,729	26,484	68,363	84,532	21,204	12,389	4,156	3,334	4,257	998	704	555	7,806	289,531
Public sector loans	—	—	—	—	—	—	—	—	8,966	—	5,005	8,893	27,846	8,736	—	—	—	—	—	—	—	—	59,446
	—	—	—	—		—		1,751	20,235	41,729	31,489	77,256	112,379	29,940	12,389	4,156	3,334	4,257	998	704	555	7,806	348,977

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	520	—	157	8,474		16,638		3,945	2,251	10,032	11,108	3,916	2,868	101	—	—	39	—	—	75	6	2,399	62,529
Loan commitments	—	—	—	40		274		124	21	412	3,516	9,606	5,006	980	127	—	887	—	—	—	—	9	21,002
	520	—	157	8,514		16,912		4,069	2,272	10,444	14,624	13,522	7,874	1,081	127	—	926	—	—	75	6	2,408	83,531
	520	—	157	8,514		16,912		5,820	22,507	52,173	46,113	90,778	120,253	31,021	12,516	4,156	4,260	4,257	998	779	561	10,214	432,508

The tables below represent the classification by rating category of commercial loans (SME), mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized in the consolidated balance sheet:

	12/31/2019
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	50,253	6,730	2,553	2,575	9,046	2,068	723	1,941	674	—	76,563
Mortgage loans	117,983	3,384	1,685	14,161	1,114	4,936	3,465	4,507	694	211	152,140
Revolving consumer credit card loans	3,165	17,396	16,396	5,842	2,945	4,791	4,227	3,332	1,383	—	59,477
Non-revolving consumer loans	9,511	6,886	14,618	8,756	7,076	4,110	2,483	1,148	3,067	—	57,655
	180,912	34,396	35,252	31,334	20,181	15,905	10,898	10,928	5,818	211	345,835

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	6,914	7,786	8,113	4,565	3,425	4,743	4,533	1,921	2,468	—	44,468
Guarantees	37	—	—	—	—	—	—	—	—	—	37
Loan commitments	183	—	—	—	—	—	—	—	—	—	183
	7,134	7,786	8,113	4,565	3,425	4,743	4,533	1,921	2,468	—	44,688
	188,046	42,182	43,365	35,899	23,606	20,648	15,431	12,849	8,286	211	390,523

	12/31/2020
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	44,392	4,779	2,771	2,327	4,455	1,566	588	3,762	1,092	—	65,732
Mortgage loans	138,867	6,170	3,626	6,523	2,218	5,295	4,303	4,355	1,443	190	172,990
Revolving consumer credit card loans	9,804	16,790	7,746	3,826	2,625	3,586	3,891	4,612	927	—	53,807
Non-revolving consumer loans	14,225	5,548	17,865	8,667	4,427	2,675	2,524	1,050	4,573	—	61,554
	207,288	33,287	32,008	21,343	13,725	13,122	11,306	13,779	8,035	190	354,083

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	29,062	10,754	2,698	1,251	905	938	701	248	89	—	46,646
Guarantees	1	—	—	—	—	—	—	—	—	—	1
Loan commitments	103	—	—	—	—	—	—	—	8	—	111
	29,166	10,754	2,698	1,251	905	938	701	248	97	—	46,758
	236,454	44,041	34,706	22,594	14,630	14,060	12,007	14,027	8,132	190	400,841

i)    Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. As of December 31, 2019, and 2020, the securitized loans retained in the consolidated balance sheet related to securitized mortgage assets amounts to 130 million pesos and 114 million pesos, respectively.

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2018, 2019 and 2020 and prior years. This securitization corresponds to a transaction performed by the merged entity Santander Vivienda in 2006.

The loans transferred through securitization are mortgage loans.

12. Hedging derivatives

The Bank, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging financial derivatives, depending on the nature of the hedged risk.

In line with its objective, the Bank classifies its hedges into the following categories:

-	Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.
-	Fair value hedges: hedging the exposure to changes in the fair value of assets or liabilities attributable to an identified hedged risk.

As mentioned in Note 2, the Bank has been applying hedge accounting under IAS 39. The Bank’s risk management strategy has not changed due to the COVID-19 pandemic and determined that the timing of forecast transactions has no changed and the cash flows are truly expected to occur.

As of December 31, 2020, the Bank has cash flow hedges of LIBOR interest risk. Whenever the replacement occurs, the Bank expects to apply the two phases amendments related to hedge accounting issued by the IASB (IBOR Reform Phase 1 and Phase 2). However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged items or the hedging instruments, the Bank will remeasure the cumulative change in fair value of the hedged items or the fair value of the CCS, respectively.

Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition of the hedged items and that of the hedging instruments. The Bank does not expect that amounts recognized in other comprehensive income under Valuation adjustments – Cash flow hedges will be immediately reclassified to the consolidated income statement due to IBOR Reform.

a)   Breakdown

The breakdown by type of hedge of the financial derivatives qualifying for hedge accounting is as follows:

	12/31/2019		12/31/2020
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	925	5,306	11	16,604
Cash flow hedges	8,331	2,217	8,295	2,474
	9,256	7,523	8,306	19,078

b)   Quantitative information

Fair value hedges

As of December 31, 2019, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	3,900	3,900	Peso	Loans - Interest rate risk

IRS	114	6	USD	Loans - Interest rate risk

IRS	6,422	6,422	Peso	Promissory notes - Interest rate risk

IRS	47,046	47,046	Peso	M Bonds - Interest rate risk

CCS	313	13	USD	Loans - Interest rate and foreign exchange risk

CCS	25,256	1,181	Euro	UMS - Interest rate and foreign exchange risk

CCS	5,394	280	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	3,287	703	UDI	UDIBONDS - Interest rate and inflation risk

As of December 31, 2020, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	2,333	2,333	Peso	Loans - Interest rate risk

IRS	1,000	1,000	Peso	Promissory notes - Interest rate risk

IRS	47,047	47,047	Peso	M Bonds - Interest rate risk

CCS	265	13	Euro	Loans - Interest rate and foreign exchange risk

CCS	16	1	USD	Loans - Interest rate and foreign exchange risk

CCS	23,431	1,089	Euro	UMS - Interest rate and foreign exchange risk

CCS	7,824	398	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	1,895	405	UDI	UDIBONDS - Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2034.

For 2018, 2019 and 2020, the effect of valuation for the period of financial derivative instruments for fair value hedging purposes recognized in the consolidated income statement under Gains/(losses) on financial assets and liabilities (net) is 474 million pesos, (667) million pesos and (6,884) million pesos, respectively (see Note 39).

For 2018, 2019 and 2020, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statement in Gains/(losses) on financial assets and liabilities (net) is (606) million pesos, 731 million pesos and 6,427 million pesos, respectively (see Note 39).

Each of these hedging financial derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2019, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	11,311	11,311	Peso	Unsecured notes - Interest rate risk

CCS	2,830	150	USD	Unsecured notes - Foreign exchange risk

CCS	2,358	166	USD	Loans - Foreign exchange risk

CCS	1,854	104	Euro	Loans - Foreign exchange risk

CCS	777	34	Pound sterling	Loans - Foreign exchange risk

CCS	10,234	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	2,657	136	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	32,372	6,919	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	37,743	1,726	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2020, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	11,311	11,311	Peso	Unsecured notes - Interest rate risk

CCS	872	69	USD	Loans - Foreign exchange risk

CCS	655	39	Euro	Loans - Foreign exchange risk

CCS	10,800	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	2,284	116	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	22,644	6,662	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	32,122	1,137	USD	Brazilian Government Notes - Foreign exchange risk

During October 2018, the Bank discontinued a cash flow hedge of Tier II Subordinated Capital Notes for an amount of 1,045 million USD (nominal value).

As of December 31, 2019 and 2020, included in other comprehensive income under Valuation adjustments – Cash flow hedges, are 17 million pesos and (13) million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related deferred tax effect) of hedging financial derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such reclassifying extends through the year 2022. The remaining amount of Valuation adjustments – Cash flow hedges reflected in other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Brazilian Government Notes, up to the year 2025 for Loans and advances to customers and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2018	2019	2020

Balance at January 1	356	(290)	(276)
Valuation adjustments	(882)	29	(376)
Amounts recycled to consolidated income statement	(40)	(9)	(43)
Of which:
Income from cash flow hedging financial derivatives and discontinued cash flow hedge accounting	(42)	(11)	(43)
Cash flow hedges ineffectiveness (Note 39)	2	2	—
Income taxes	276	(6)	126
Balance at December 31	(290)	(276)	(569)

As of December 31, 2020, the breakdown of the estimated cash flows of the cash flow hedges that are expected to be reclassified from other comprehensive income to the consolidated income statement is as follows:

		Between 3 Months and	Between 1 Year and 5
	Less than 3 Months	1 Year	Years	More than 5 Years	Total

Cash flows to be received	264	698	739	1	1,702
Cash flows to be paid	(670)	(884)	(959)	(2)	(2,515)

Note 45.a contains a breakdown of the remaining maturity periods of hedging financial derivatives.

13. Non-current assets held for sale

a)   Breakdown

As of December 31, 2019 and 2020, non-current assets held for sale consist of foreclosed assets that amounted to 935 million pesos and 551 million pesos, respectively.

In 2018, 2019 and 2020, the Bank recognized a gain of 38 million pesos, a gain of 42 million pesos and a gain of 9 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2018, 2019 and 2020 the Bank recognized an impairment loss of 5 million pesos, 370 million pesos and 119 million pesos, respectively under Impairment losses on other assets (net) in the consolidated income statement.

b)   Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2019	1,277
Additions	146
Disposals	(118)
Impairment losses	(370)
Balances at December 31, 2019	935
Additions	172
Disposals	(437)
Impairment losses	(119)
Balances at December 31, 2020	551

14.  Tangible assets

a)   Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Tangible Assets

Cost:
Balances at January 1, 2019	16,828
Additions	3,208
Disposals	(207)
Balances at December 31, 2019	19,829
Additions	3,429
Disposals	(171)
Balances at December 31, 2020	23,087

Accumulated depreciation:
Balances at January 1, 2019	(8,114)
Additions	(1,378)
Disposals	205
Balances at December 31, 2019	(9,287)
Additions	(1,766)
Disposals	172
Balances at December 31, 2020	(10,881)

Balances at December 31, 2019	10,542
Balances at December 31, 2020	12,206

As of December 31, 2020, there are no restrictions on title and no tangible assets have been pledged as collateral for liabilities.

b)   Breakdown by asset class

		Accumulated
	Cost	Depreciation	Carrying Amount

Buildings	11,724	(5,826)	5,898
IT equipment and fixtures	4,776	(2,000)	2,776
Furniture and vehicles	2,627	(1,461)	1,166
Other fixtures	702	—	702
Balances at December 31, 2019	19,829	(9,287)	10,542

Buildings	13,125	(6,631)	6,494
IT equipment and fixtures	6,059	(2,594)	3,465
Furniture and vehicles	3,217	(1,656)	1,561
Other fixtures	686	—	686
Balances at December 31, 2020	23,087	(10,881)	12,206

15.  Leases

a)   Right-of-use assets

Lease information with the Bank as lessee is as follows:

	Branch	IT	Furniture
	offices	equipment	and vehicles	Total
Balances at January 1, 2019	6,691	12	31	6,734
Remeasurement of right-of-use assets	(684)	—	—	(684)
Additions in right-of-use assets	957	—	—	957
Depreciation	(1,381)	(3)	(12)	(1,396)
Balances at December 31, 2019	5,583	9	19	5,611
Remeasurement of right-of-use assets	214	—	—	214
Additions in right-of-use assets	1,079	—	244	1,323
Depreciation	(1,419)	(2)	(55)	(1,476)
Disposals	(22)	(7)	—	(29)
Balances at December 31, 2020	5,435	—	208	5,643

b)   Lease liabilities

Following is an analysis of activity in lease liabilities as of December 31, 2020:

Amount

Balances at January 1, 2019	6,734
Interest expense	729
New contracts	957
Remeasurement on leases liabilities	(684)
Payments	(1,817)
Balances at December 31, 2019	5,919
Interest expense	679
New contracts	1,271
Remeasurement on leases liabilities	198
Disposals	(29)
Payments	(1,907)
Balances at December 31, 2020	6,131

The following table sets out a maturity analysis of lease payments:

December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	1,219
One to three years	2,403
Three to five years	1,801
More than five years	3,016
Total undiscounted lease liabilities at December 31, 2020	8,439
Lease liabilities at December 31, 2020	6,131

Current	975
Long-term	5,156

c)   Leaseback

In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The corresponding lease contract is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the INPC and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. Because this was a sale and operating leaseback under IAS 17, at the date of initial application of IFRS 16 the Bank accounts for the leaseback in the same way as it accounts for its leases of other operating lease contracts.

d)   Additional information

December 31, 2020
Amounts recognized in the consolidated income statement:
Interest on lease liabilities	679
Expense relating to short-term leases	108
Expense relating to leases of low-value assets that are not shown above as short-term leases	94
Expense relating to variable lease payments not included in lease liabilities	—
Cash flows from lease liabilities:
Total cash flows	(2,109)

16.  Intangible assets – Goodwill

As of December 31, 2019 and 2020, Goodwill amounted to 1,734 million pesos.

a)   Impairment test

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	10 years
Perpetual cash flow	(2)
Discount rate(6)	7.54%
Of which:
Cost of Equity(3)	11.23%
Cost of Debt(4)	5.27%
Equity Structure(5)	38% Equity / 62% Debt
(1)	The period of projections of cash flow are prepared using internal budgets and growth plans of Banks’ Management, based on historical data, market expectations and conditions such as industry growth and inflation.
(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)^-n, where:
●	D = Last estimated cash flow,
●	g = Perpetual growth (0%),
●	i = Discount rate, and
●	n= Number of year of last estimated cash flow.
(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:
●	Rf = Risk free rate (6.26%),
●	β = Beta (0.779), and

●	Pr = Equity Risk Premium (6.38%).
(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.
(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).
(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

In addition to the impairment test performed annually and having considered the unprecedented uncertainty created by COVID-19 pandemic and its potential impact on the carrying value of goodwill, Bank’s Management performed an interim impairment test as of September 30, 2020. The Bank did not recognize any impairment losses on Goodwill on such date.

The assumptions used in performing the interim impairment test were updated to reflect lower budgeted earnings in the next years and a delay in the return to the pre-crisis levels of turnover and profitability.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s Management in 2018, 2019 and 2020, the Bank has not recognized any impairment losses on Goodwill.

17.  Intangible assets - Other intangible assets

a)   Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets
with Finite Useful Life

Cost:
Balances at January 1, 2019	13,753
Additions	3,236
Disposals	—
Balances at December 31, 2019	16,989
Additions	2,248
Disposals	—
Balances at December 31, 2020	19,237

Accumulated amortization and impairment:
Balances at January 1, 2019	(7,443)
Additions	(2,448)
Disposals	—
Balances at December 31, 2019	(9,891)
Additions	(2,473)
Disposals	—
Balances at December 31, 2020	(12,364)
Balances at December 31, 2019	7,098
Balances at December 31, 2020	6,873

b)   Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated		Accumulated	Carrying
	Useful Life	Cost	Amortization	Amount
IT developments	3 years	16,903	(9,858)	7,045
Others	10 years	86	(33)	53
Balances at December 31, 2019		16,989	(9,891)	7,098

IT developments	3 years	19,149	(12,323)	6,826
Others	10 years	88	(41)	47
Balances at December 31, 2020		19,237	(12,364)	6,873

As of December 31, 2019 and 2020, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	12/31/2019	12/31/2020

Credit and debit card operating balances	2,577	2,337
Insurance commission receivables	1,278	1,672
Prepaid expenses	695	974
Other	6,623	10,776
	11,173	15,759

The following is a breakdown by maturity of Other assets that are measured at amortized cost as of December 31, 2020:

	Current	More than 30 days less than 60	More than 60 days less than 90	More than 90 days	Total

Other assets

Credit and debit card operating balances	2,130	101	30	76	2,337
Insurance commission receivables	59	198	187	1,228	1,672
Prepaid expenses	968	—	—	6	974
Other	4,577	2,303	2,397	2,434	11,711

Expected credit loss rate	4%	2%	1%	13%
Gross carrying amount	7,734	2,602	2,614	3,744	16,694
Lifetime expected credit losses	(339)	(55)	(37)	(504)	(935)

Balances at December 31, 2020	7,395	2,547	2,577	3,240	15,759

19. Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of Deposits from the Central Bank and Deposits from credit institutions is as follows:

	12/31/2019	12/31/2020

Classification:
Other financial liabilities at fair value through profit or loss	141,263	79,859
Financial liabilities at amortized cost	72,969	187,503
	214,232	267,362
Type:
Reciprocal accounts	7,272	9,418
Time deposits	8,914	5,538
Overnight deposits	26,710	23,826
Repurchase agreements	141,263	206,188
Other accounts	29,961	22,329
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	8,960	—
Others	21,001	22,329
Accrued interest	112	63
	214,232	267,362
Currency:
Peso	195,604	239,831
USD	18,565	27,494
Other currencies	63	37
	214,232	267,362

Note 45.a includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2019	12/31/2020

Classification:
Other financial liabilities at fair value through profit or loss	129,216	130,292
Financial liabilities at amortized cost	630,055	742,201
	759,271	872,493
Type:
Repurchase agreements	129,216	138,616
Demand deposits:
Current accounts	424,563	499,458
Other deposits	24,010	43,860
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	7,799	23,052
Others	16,211	20,808
Time deposits:
Fixed-term deposits	179,768	189,686
Accrued interest	1,714	873
	759,271	872,493
Currency:
Peso	677,634	785,713
USD	81,631	86,780
Other currencies	6	—
	759,271	872,493

As of December 31, 2019 and 2020, Customer deposits of 7,799 million pesos and 23,052 million pesos, respectively, have been received in connection with OTC financial derivatives transactions (see Note 32).

Note 45.a includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21. Marketable debt securities

a)   Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2019	12/31/2020

Classification:
Other financial liabilities at fair value through profit or loss	3,246	1,363
Financial liabilities at amortized cost	111,211	130,754
	114,457	132,117
Type:
Certificates of deposit (unsecured)	37,823	34,544
Senior Unsecured Notes	18,849	55,076
Structured bank bonds	4,797	2,139
Promissory notes	23,314	16,924
Unsecured bonds	29,674	23,434
	114,457	132,117
Currency:
Peso	89,233	76,242
USD	25,224	55,875
	114,457	132,117

Note 45.a includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)   Changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss were as follows:

	2019	2020

Beginning balance	4,750	3,246
Issues	983	518
Of which:
Structured bank bonds	983	518
Of which:
Banco Santander México	983	518
Redemptions	(2,914)	(2,380)
Of which:
Structured bank bonds	(2,914)	(2,380)
Of which:
Banco Santander México	(2,914)	(2,380)
Changes in fair value	427	(21)
Balance at year-end	3,246	1,363

c)   Changes in Marketable debt securities classified as Financial liabilities at amortized cost

The changes in Marketable debt securities classified as Financial liabilities at amortized cost were as follows:

	2019	2020

Beginning balance	98,312	111,211
Issues	1,668,170	1,219,638
Of which:
Certificates of deposit (unsecured)	42,195	43,260
Structured bank bonds	24,728	8,989
Senior Unsecured Notes	—	41,827
Promissory notes	1,591,247	1,125,562
Unsecured bonds	10,000	—
Of which:
Banco Santander México	1,668,170	1,219,638
Redemptions	(1,654,767)	(1,193,956)
Of which:
Certificates of deposit (unsecured)	(26,883)	(46,436)
Structured bank bonds	(23,765)	(9,751)
Promissory notes	(1,604,004)	(1,131,578)
Unsecured bonds	—	(6,191)
Mortgage backed bonds	(115)	—
Of which:
Banco Santander México	(1,654,652)	(1,193,956)
Santander Vivienda	(115)	—
Accrued interest	609	(114)
Effect of changes in foreign exchange rates	(1,113)	(6,025)
Balance at year-end	111,211	130,754

d)   Other disclosures

Issuance program

In April 2007, the Board of Directors authorized an issuance program for up to USD 4,000 million of different types of instruments denominated in pesos, USD, Euros or UDI, up to thirty years. In October 2010, the Board of Directors renewed this authorization.

In October 2011, the Board of Directors authorized to increase the amount of the issuance program up to USD 6,500 million. In October 2013, the Board of Directors endorsed the total amount of the issuance program, establishing that the maximum term of the issuances must be fifteen years.

In February 2017, the CNBV authorized an issuance of structured bank bonds, up to 10,000 million pesos with the maximum term of fifteen years.

In August 2019, the CNBV authorized an issuance program of structured bank bonds, up to 20,000 million pesos, with a maturity period of fifteen years.

On April 14, 2020, the Bank issued Senior Unsecured Notes for USD 1,750 million at an annual interest rate of 5.375% and maturity in 2025 (see Note 3).

As of December 31, 2019, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	1,000	12/16/2020	7.74%
Certificates of deposit (unsecured)	500	12/16/2020	7.59%
Certificates of deposit (unsecured)	300	12/11/2020	7.60%
Certificates of deposit (unsecured)	700	12/11/2020	7.75%
Certificates of deposit (unsecured)	1,100	11/09/2020	7.78%
Certificates of deposit (unsecured)	500	09/24/2020	7.47%
Certificates of deposit (unsecured)	1,000	11/20/2020	7.72%
Certificates of deposit (unsecured)	2,000	10/26/2020	7.59%
Certificates of deposit (unsecured)	2,500	10/08/2020	7.79%
Certificates of deposit (unsecured)	250	09/30/2020	7.58%
Certificates of deposit (unsecured)	200	09/15/2020	7.60%
Certificates of deposit (unsecured)	1,150	09/11/2020	7.60%
Certificates of deposit (unsecured)	2,000	09/02/2020	7.76%
Certificates of deposit (unsecured)	1,300	08/27/2020	7.64%
Certificates of deposit (unsecured)	2,000	07/09/2020	7.59%
Certificates of deposit (unsecured)	500	09/25/2020	7.72%
Certificates of deposit (unsecured)	1,000	07/20/2020	7.89%
Certificates of deposit (unsecured)	1,600	07/03/2020	7.94%
Certificates of deposit (unsecured)	1,000	06/30/2020	7.74%
Certificates of deposit (unsecured)	1,000	06/18/2020	7.81%
Certificates of deposit (unsecured)	4,000	06/05/2020	7.74%
Certificates of deposit (unsecured)	1,500	06/04/2020	7.59%
Certificates of deposit (unsecured)	2,500	05/06/2020	7.76%
Certificates of deposit (unsecured)	900	04/08/2020	7.95%
Certificates of deposit (unsecured)	1,500	03/24/2020	7.59%
Certificates of deposit (unsecured)	300	03/12/2020	7.75%
Certificates of deposit (unsecured)	400	02/14/2020	7.59%
Certificates of deposit (unsecured)	1,000	02/11/2020	7.59%
Certificates of deposit (unsecured)	125	02/10/2020	7.77%
Certificates of deposit (unsecured)	400	02/07/2020	7.77%
Certificates of deposit (unsecured)	300	02/13/2020	7.75%
Certificates of deposit (unsecured)	50	01/22/2020	7.54%
Certificates of deposit (unsecured)	1,100	01/10/2020	7.59%
Certificates of deposit (unsecured)	400	01/10/2020	7.77%
Certificates of deposit (unsecured)	1,550	01/08/2020	7.78%
Certificates of deposit (unsecured)	13	03/03/2020	1.75%
Certificates of deposit (unsecured)	13	05/15/2020	1.75%

	37,651
Accrued interest	172
	37,823

Senior Unsecured Notes	18,744	11/09/2022	4.125%
Accrued interest	105
	18,849

Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	54	03/17/2022	TIIE
Structured bank bonds(*)	56	03/26/2021	9.50%
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	159	03/08/2021	9.50%
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	46	02/23/2021	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	212	11/09/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	294	04/23/2021	TIIE
Structured bank bonds(*)	156	01/28/2021	10.00%
Structured bank bonds(*)	441	10/26/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	773	10/23/2020	TIIE
Structured bank bonds(*)	9	11/05/2020	TIIE
Structured bank bonds(*)	114	06/26/2020	Guaranteed rate subject to IPC
Structured bank bonds(*)	276	06/02/2020	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	121	03/25/2020	TIIE
Structured bank bonds(*)	137	03/23/2020	TIIE
Structured bank bonds(*)	13	02/20/2020	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	19	05/12/2021	TIIE
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	24	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	180	12/14/2020	Guaranteed rate subject to SXDP
Structured bank bonds(*)	115	11/23/2020	Guaranteed rate subject to SXDP
Structured bank bonds	66	09/25/2020	2.50%
Structured bank bonds	20	09/18/2020	2.50%
Structured bank bonds	196	06/26/2020	4.00%
Structured bank bonds	30	06/15/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	19	03/27/2020	5.00%
Structured bank bonds	50	03/27/2020	5.00%
Structured bank bonds	11	02/20/2020	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	81	09/01/2020	2.50%
Structured bank bonds	25	09/30/2020	2.50%
Structured bank bonds	40	01/29/2020	12.00%
Structured bank bonds	25	01/27/2020	12.00%
Structured bank bonds	23	01/24/2020	10.00%

Structured bank bonds	500	01/21/2020	12.00%
Structured bank bonds	105	01/17/2020	13.00%
Structured bank bonds	15	01/16/2020	11.69%
Structured bank bonds	114	01/16/2020	12.23%
Structured bank bonds	19	01/16/2020	13.00%
Structured bank bonds	10	01/16/2020	11.61%
Structured bank bonds	27	01/14/2020	12.00%
Structured bank bonds	12	01/10/2020	14.50%
Structured bank bonds	40	01/07/2020	10.48%
Structured bank bonds	57	01/03/2020	3.17%
Structured bank bonds	57	01/03/2020	3.02%
	4,797
Transaction costs and accrued interest (net)	-
	4,797

Promissory notes	500	11/30/2020	7.25%
Promissory notes	2,000	10/05/2020	7.23%
Promissory notes	1,500	04/15/2020	8.42%
Promissory notes	1,500	04/13/2020	8.42%
Promissory notes	1,000	03/20/2020	8.45%
Promissory notes	921	03/19/2020	8.45%
Promissory notes	500	03/17/2020	8.45%
Promissory notes	500	03/09/2020	8.55%
Promissory notes	200	02/17/2020	7.00%
Promissory notes	2,700	01/17/2020	7.25%
Promissory notes	70	01/06/2020	7.25%
Promissory notes	11,500	01/03/2020	7.25%
	22,891
Accrued interest	423
	23,314

Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
Unsecured bonds	6,224	02/10/2020	LIBOR + 20 basis points
	29,385
Accrued interest	289
	29,674
(*)	Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2020, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	1,000	12/03/2021	8.14%
Certificates of deposit (unsecured)	2,000	10/08/2021	8.14%
Certificates of deposit (unsecured)	1,500	09/27/2021	8.14%
Certificates of deposit (unsecured)	1,000	10/11/2021	8.15%
Certificates of deposit (unsecured)	1,200	09/13/2021	8.14%
Certificates of deposit (unsecured)	1,000	09/09/2021	8.16%
Certificates of deposit (unsecured)	250	01/28/2021	8.16%
Certificates of deposit (unsecured)	700	01/28/2021	8.15%
Certificates of deposit (unsecured)	500	07/15/2021	8.15%
Certificates of deposit (unsecured)	2,500	08/17/2021	8.15%
Certificates of deposit (unsecured)	1,500	08/12/2021	8.17%
Certificates of deposit (unsecured)	2,000	08/19/2021	8.17%
Certificates of deposit (unsecured)	1,000	07/09/2021	8.12%
Certificates of deposit (unsecured)	1,075	08/06/2021	8.18%
Certificates of deposit (unsecured)	1,000	07/30/2021	8.36%
Certificates of deposit (unsecured)	50	07/22/2021	8.38%
Certificates of deposit (unsecured)	600	07/08/2021	8.38%
Certificates of deposit (unsecured)	1,000	07/08/2021	8.38%
Certificates of deposit (unsecured)	500	06/15/2021	8.39%
Certificates of deposit (unsecured)	1,000	06/10/2021	8.40%
Certificates of deposit (unsecured)	600	05/20/2021	8.13%
Certificates of deposit (unsecured)	1,000	06/03/2021	8.14%
Certificates of deposit (unsecured)	460	05/13/2021	8.14%
Certificates of deposit (unsecured)	400	05/10/2021	8.12%
Certificates of deposit (unsecured)	900	05/07/2021	8.38%
Certificates of deposit (unsecured)	2,000	04/21/2021	8.12%
Certificates of deposit (unsecured)	1,000	02/24/2021	8.38%
Certificates of deposit (unsecured)	1,000	03/05/2021	8.12%
Certificates of deposit (unsecured)	2,000	02/12/2021	8.12%
Certificates of deposit (unsecured)	2,000	01/26/2021	8.44%
Certificates of deposit (unsecured)	1,500	01/12/2021	8.34%
Certificates of deposit (unsecured)	17	03/18/2021	8.12%
Certificates of deposit (unsecured)	3	03/09/2021	8.12%
Certificates of deposit (unsecured)	30	01/11/2021	8.89%
Certificates of deposit (unsecured)	60	01/11/2021	8.89%
Certificates of deposit (unsecured)	54	01/11/2021	8.90%
Certificates of deposit (unsecured)	32	01/11/2021	8.89%
	34,431
Accrued interest	113

	34,544

Senior Unsecured Notes	19,827	11/09/2022	4.125%
Senior Unsecured Notes	34,759	04/17/2025	5.375%
	54,586
Accrued interest	490
	55,076

Structured bank bonds	100	01/06/2021	9.00%
Structured bank bonds	78	10/27/2021	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	20	01/07/2021	8.00%
Structured bank bonds	60	01/13/2021	4.42%
Structured bank bonds	48	01/25/2021	6.00%
Structured bank bonds	139	01/12/2021	7.00%
Structured bank bonds	60	01/06/2021	4.98%
Structured bank bonds	100	01/07/2021	7.00%
Structured bank bonds	20	01/04/2021	4.00%
Structured bank bonds	30	01/11/2021	7.15%
Structured bank bonds	60	01/08/2021	3.29%
Structured bank bonds	42	01/06/2021	5.67%
Structured bank bonds	10	01/08/2021	7.00%
Structured bank bonds	9	01/15/2021	5.38%
Structured bank bonds(*)	14	11/01/2021	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	132	07/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	139	07/29/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	222	03/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	4	03/17/2022	TIIE
Structured bank bonds(*)	49	03/17/2022	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	283	04/23/2021	TIIE
Structured bank bonds(*)	58	03/26/2021	9.50%
Structured bank bonds(*)	167	03/08/2021	9.50%
Structured bank bonds(*)	162	01/28/2021	9.50%
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	41	02/23/2021	TIIE
	2,139
Transaction costs and accrued interest (net)	—
	2,139

Promissory notes	73	01/04/2021	4.20%
Promissory notes	2,900	01/15/2021	4.25%
Promissory notes	5,800	01/15/2021	4.25%
Promissory notes	6,000	01/15/2021	4.25%
Promissory notes	150	03/16/2021	4.15%
Promissory notes	150	01/13/2021	4.10%
Promissory notes	1,000	09/23/2021	4.45%
Promissory notes	803	03/17/2021	4.60%
	16,876
Accrued interest	48
	16,924

Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
	23,161
Accrued interest	273
	23,434
(*)	Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2020
				Outstanding
				Issue Amount	Annual
Type	Currency of Issue	12/31/2019	12/31/2020	in Foreign Currency	Interest Rate (%)

Subordinated Additional Tier I Capital Notes	USD	9,420	9,948	500,000,000	8.50
Tier II Subordinated Capital Notes	USD	24,847	26,234	1,300,000,000	5.95
	Balance at year-end	34,267	36,182

Note 45.a includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 45.d includes the fair value amounts of these liabilities.

b)   Changes

The changes in Subordinated liabilities were as follows:

	2019	2020
Beginning balance (million USD)	1,894	1,816
Issues	—	—
Redemptions	(77)	—
Transaction costs and accrued interest	(1)	1
Balance at year-end (million USD)	1,816	1,817
Exchange rate per one USD at December 31	18.8642	19.9087
Balance at year-end (million pesos)	34,267	36,182

c)   Other disclosures

2013 Tier II Subordinated Capital Notes

On December 27, 2013, the Bank issued debt securities denominated as Tier II Subordinated Capital Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (January 30, 2024) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933, as amended, with a discount of USD 10 million. Interest will be paid semiannually, on January 30 and July 30, respectively, beginning July 30, 2014. The instruments bear interest at an initial annual interest rate of 5.95% per year during the first five years.

As mentioned in Note 3, 94.07% of existing holders tendered the cash offer announced by the Bank for the Tier II Subordinated Capital Notes.

The main features of this issue were as follows:

a)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.
b)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.

c)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.
d)	When the Bank computes a Basic Capital index of 8.0%:
-	Possible deferral of principal, interest or other remedies determined by the CNBV.
-	Possible write-down due to breach of remediation.
-

Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

2016 Subordinated Additional Tier I Capital Notes

On December 29, 2016, the Bank issued Subordinated Additional Tier I Capital Notes for an amount of USD 500 million. Subordinated Additional Tier I Capital Notes are convertible into common Series F shares and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

Additional characteristics of the Subordinated Additional Tier I Capital Notes are as follows:

●	Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).
●	Conversion price: The conversion price shall be, if the common shares are:
i.	traded on the Mexican Stock Exchange, the higher of:
a.	the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate; or;
b.	the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.
ii.	not traded on the Mexican Stock Exchange, the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.
●	Subordinated Additional Tier I Capital Notes will accrue interest on an annual interest rate of 8.5% (subject to not being called in advance at the first call date or if the automatic conversion occurs), which will reset every five years considering the current five-year US Government Treasury Bills interest rate plus the original credit spread. Interest payments will be recognized as a reduction of Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.
●	Fully callable in advance if the Subordinated Additional Tier I Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interests are considered non-deductible for tax purposes, or iii) the applicable withholding tax increases.
●	Any call in advance must be authorized by the Central Bank.

These Subordinated Additional Tier I Capital Notes are accounted for as a compound instrument with both liability and equity components (that arises from the contingent settlement provision and from the right of the holders to receive discretional interest payments, respectively). The payment of discretionary interest is recorded in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

The liability component is recognized at the par value of the Subordinated Additional Tier I Capital Notes and is then deducted from the fair value of the compound financial instrument as a whole to arrive at the value of the equity component. A zero balance to the equity component is assigned, since there is an obligation to pay the full redemption amount and cannot avoid settlement in cash or another financial asset for the full redemption amount.

In addition, an embedded derivative arises from the call option features on the Subordinated Additional Tier I Capital Notes within five years subsequent to the issuance date and on every interest payment date thereafter. This call option is deemed to be closely related to the Subordinated Additional Tier I Capital Notes and is not accounted for separately.

2018 Tier II Subordinated Notes

On October 1, 2018, the Bank issued debt securities denominated as Tier II Subordinated Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (October 30, 2028) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933. Interest will be paid semiannually, on April 1 and October 1, respectively, beginning April 30, 2019. The instruments bear interest at an initial annual interest rate of 5.95% per year during the first five years.

The main features of this issue are as follows:

e)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.
f)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of the Bank’s Basic Capital index of 4.5%.
g)	Partial write-down until the Bank achieves a Basic Capital index of 7.0%.
h)	When the Bank computes a Basic Capital index of 8.0%:
-	Possible deferral of principal, interest or other remedies determined by the CNBV.
-	Possible write-down due to breach of remediation.
-

Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

With the proceeds obtained from the issue of these Tier II Subordinated Notes, the Bank redeemed in advance USD 1,223 million of the Tier II Subordinated Capital Notes issued on December 27, 2013.

d)   Reconciliation of liabilities arising from financing activities

The table below details changes in the Bank’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the consolidated statement of cash flows as cash flows from financing activities.

			Non-cash changes
	January 1, 2019	Cash flows	Accrued	Transaction	Foreign exchange	December 31, 2019
Type			interest	costs	movements

Tier II Subordinated Capital Notes	1,546	(1,521)	6	7	(38)	—
Subordinated Additional Tier I Capital Notes	9,809	—	—	4	(393)	9,420
Tier II Subordinated Capital Notes	25,873	(1,513)	1,495	7	(1,015)	24,847
Balances at	37,228	(3,034)	1,501	18	(1,446)	34,267

As of December 31, 2019, the Bank paid 808 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

			Non-cash changes
	January 1, 2020	Cash flows	Accrued	Transaction	Foreign exchange	December 31, 2020
Type			interest	costs	movements

Subordinated Additional Tier I Capital Notes	9,420	—	—	6	522	9,948
Tier II Subordinated Capital Notes	24,847	(1,765)	1,669	8	1,475	26,234
Balances at	34,267	(1,765)	1,669	14	1,997	36,182

As of December 31, 2020, the Bank paid 964 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2019	12/31/2020

Trade payables	1,451	2,279
Collection accounts:
Tax payables	1,160	1,465
Financial transactions pending settlement	9,267	8,281
Other financial liabilities	3,886	3,290
	15,764	15,315

Note 45.a includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 45.d contains the fair value amounts of these liabilities.

The breakdown of Financial transactions pending settlement is as follows:

	12/31/2019	12/31/2020

Mexican government securities	8,059	7,362
BPATS	1,003	912
Equity instruments	205	7
	9,267	8,281

The breakdown of Other financial liabilities is as follows:

	12/31/2019	12/31/2020

Retentions related to loans (*)	1,524	1,611
Other payable account	2,362	1,679
	3,886	3,290
(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)   Breakdown

The breakdown of Provisions is as follows:

	12/31/2019	12/31/2020

Provisions for pensions and similar obligations	6,406	7,433
Provisions for tax and legal matters	1,558	1,898
Provisions for off-balance sheet risk	1,075	1,232
Other provisions	65	41
	9,104	10,604

b)   Changes

The changes in Provisions were as follows:

	2018					2019					2020
	Provisions		Provisions			Provisions	Provisions	Provisions			Provisions	Provisions	Provisions
	for Pensions	Provisions	for Off-			for Pensions	for Tax and	for Off-			for Pensions	for Tax and	for Off-
	and Similar	for Tax and	Balance-	Other		and Similar	Legal	Balance-	Other		and Similar	Legal	Balance-	Other
	Obligations	Legal Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total

Balance at the beginning of year (as originally presented)	3,860	1,072	1,032	766	6,730	4,370	1,516	852	62	6,800	6,406	1,558	1,075	65	9,104
Adjustments on initial adoption of IFRS 9	—	—	(32)	—	(32)	—	—	—	—	—	—	—	—	—	—
Beginning balance as of January 1 (restated)	3,860	1,072	1,000	766	6,698	4,370	1,516	852	62	6,800	6,406	1,558	1,075	65	9,104
Additions charged (credited) to net income:
Interest expense and similar charges	359	—	—	—	359	415	—	—	—	415	442	—	—	—	442
Personnel expenses – Defined Benefit Plan	157	—	—	—	157	147	—	—	—	147	273	—	—	—	273
Personnel expenses – Defined Contribution Plan (Note 42)	373	—	—	—	373	410	—	—	—	410	488	—	—	—	488
Other	129	—	—	—	129	257	—	—	—	257	256	—	—	—	256
Actuarial (gains)/losses recognized in the year in other comprehensive income	(260)	—	—	—	(260)	1,673	—	—	—	1,673	995	—	—	—	995
Period provisions	—	576	(148)	5	433	—	353	223	5	581	—	586	157	(20)	723
Contributions from the employer	246	—	—	—	246	118	—	—	—	118	—	—	—	—	—
Payments to pensioners and pre-retirees with a charge to internal provisions	(234)	—	—	—	(234)	(348)	—	—	—	(348)	(881)	—	—	—	(881)
Other payments (*)	—	(284)	—		(284)	—	—	—		—	—	(246)	—	—	(246)
Payments to Defined Contribution Plan	(347)	—	—	—	(347)	(636)	(311)	—	—	(947)	(475)	—	—	—	(475)
Recognition of pension obligations from acquisition of Santander Tecnología México	95	—	—	—	95	—	—	—	—	—	—	—	—	—	—
Transfers and other changes	(8)	152	—	(709)	(565)	—	—	—	(2)	(2)	(71)	—	—	(4)	(75)
Balances at the end of year	4,370	1,516	852	62	6,800	6,406	1,558	1,075	65	9,104	7,433	1,898	1,232	41	10,604

(*)

Included in these amounts are payments made by the Bank to the Mexican Tax Administration Service (Servicio de Administración Tributaria) of 1 million pesos in 2018, 3 million pesos in 2019 and 1 million pesos in 2020 because the Bank was not withholding income tax in transactions with financial derivative instruments with certain counterparties.

c)   Provisions for pensions and similar obligations

Defined contribution plan

The Bank sponsors a defined contribution retirement benefit plan for all qualifying employees whereby the Bank agrees to contribute pre-established cash amounts to a given investment fund, in which the employee’s benefits consist of the sum of such contributions, plus or minus the gains or losses from the management of such funds of those employees who form part of this defined contribution retirement benefit plan. The qualifying employees are those who began working for the Bank after 2006. The retirement age is 65 years.

The assets of the plan are held separately from those of the Bank in funds under the control of trustees.

The Bank recognized as Administrative expenses – Personnel expenses in the consolidated income statement the amounts of 373 million pesos, 226 million pesos and 238 million pesos in 2018, 2019 and 2020, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

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

During the year, the Bank estimates and recognizes the net periodic cost to create a provision that covers the net projected obligation from pensions, medical expenses, seniority premiums and severance payments. These estimates are related to the obligations derived from Mexican Labor Law, as well as the obligations derived from the collective bargaining agreement. Therefore, the liability is accrued at the present value of future cash flows required to settle the obligation from benefits projected to the estimated retirement date of the Bank’s employees calculated based on the projected unit credit method.

The plans typically expose the Bank to actuarial risks such as investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to Mexican government bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in debt instruments and equity securities. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 6,328 million pesos and 7,342 million pesos as of December 31, 2019 and 2020, respectively.

The investment fund of the defined benefit post-employment plan was 2,068 million pesos and 2,186 million pesos as of December 31, 2019 and 2020, respectively. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2019 and 2020 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

Beginning on January 1, 2006, the Bank introduced a new defined contribution medical expenses plan referred to as the “Retirement Medical Coverage Plan”. All individuals employed after January 1, 2006 were automatically enrolled in this plan. Employees with more than six months of service as of January 1, 2006 were given the option of remaining under the defined benefit medical expenses plan or to be transferred to the “Retirement Medical Coverage Plan”. Under the “Retirement Medical Coverage Plan”, the Bank pays pre-established cash amounts to a given investment fund. An employee’s benefit consists of the sum of such contributions, plus or minus the gains or losses from the management of such funds.

As of December 31, 2019 and 2020, approximately 0.8% and 1.7% of the Bank’s employees, respectively, were enrolled still in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2019 and 2020, approximately 83% and 81% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan” because they are registered in the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS by its Spanish acronym) as their medical coverage. In addition, they have a medical insurance provided by the Bank that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2019	12/31/2020

Provisions for post-employment plans
Of which: Defined benefit pension plan	6,328	7,342
Provisions for defined contribution pension plan	78	91
	6,406	7,433

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2019	12/31/2020

Annual discount rate	7.3%	6.8%
Mortality tables	EMSSA 1997 and 2009	EMSSA 2009 (Gen)
Expected return on plan assets	7.3%	6.8%
Cumulative annual INPC growth	3.5%	3.5%
Annual salary increase rate	4.5%	4.5%
Annual minimum salary increase rate	4.0%	3.5%
Medical cost trend rates	5.0%	5.0%

The determination of the discount rate considers the term and performance of Mexican government bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate. The retirement age is 65 years.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit
	Pension Plan
	12/31/2019	12/31/2020

Present value of the obligations:
Pension plan	2,567	2,758
Post-employment benefits	5,127	6,055
Long-term benefits	702	715
	8,396	9,528
Less:
Fair value of plan assets	(2,068)	(2,186)

Provisions – Provisions for pensions	6,328	7,342
Of which:
Internal provisions for pensions	6,328	7,342

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2018	2019	2020

Current service cost	157	147	273
Interest cost (net)	359	415	442
Other	129	257	256
	645	819	971

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit
	Pension Plans
	2019	2020

Present value of the obligations at the beginning of year	6518	8,396
Current service cost (Note 42)	147	273
Interest cost	585	582
Benefits paid	(983)	(1,071)
Actuarial (gains)/losses	2,129	1,413
Other	—	(65)
Present value of the obligations at the end of year	8,396	9,528

The estimated duration of the defined benefit obligation is 13.35 years

The changes in the fair value of plan assets were as follows:

	Defined Benefit
	Pension Plan
	2019	2020

Fair value of plan assets at the beginning of year	2,196	2,068
Actual return on plan assets	347	308
Transfer of funds to defined contribution plan	(129)	(190)
Benefits paid	(346)	—
Fair value of plan assets at the end of year	2,068	2,186

The fair value of the plan assets is determined based on quoted market prices in active markets.

The Bank does not expect to make contributions to post-employment benefit plans for the year ending December 31, 2021.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit
	Pension Plan
	12/31/2019	12/31/2020

Equity instruments	34%	36%
Cash and debt instruments	66%	64%

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

●	If the discount rate were fifty basis points higher (lower), the defined benefit obligation would decrease by 464 million pesos (increase by 512 million pesos).

●	If the medical cost trend rate were fifty basis points higher (lower), the defined benefit obligation would increase by 165 million pesos (decrease by 153 million pesos).
●	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 22 million pesos (decrease by 22 million pesos).
●	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 12 million pesos (decrease by 12 million pesos).
●	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 105 million pesos (increase by 104 million pesos).

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

d)   Other disclosures

Insurance operation agreement

In July 2001, the Bank entered into a collective lifetime payment insurance operation agreement for certain retirees with Principal México Compañía de Seguros, S.A. de C.V. (Principal). Such agreement establishes that with the payment of the single premium by the Bank, Principal commits to paying insured retirees a lifetime payment until the death of the last insured retiree.

Under such agreement, these insured persons would not affect the Bank’s net worth in the future, since the risks were transferred to Principal. However, in order to recognize the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized also under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2019 and 2020, such liability was 746 and 703 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

Transfer of employees

In December 2020, all employees from the subsidiaries Santander Servicios Corporativos, S.A. de C.V. and Santander Servicios Especializados, S.A. de C.V. were transferred to Banco Santander México. The past service cost recognized under Provisions (net) in the consolidated income statement was 13 million pesos.

e)   Provisions for tax and legal matters

i.   Tax-related proceedings

The Bank is a party to various tax claims for which it has recognized total provisions of 67 million pesos and 355 million pesos as of December 31, 2019 and 2020, respectively.

ii.  Other tax issues

The Bank operated until December 31, 2018 a branch in Nassau, Bahamas through which it carried out tax-free operations principally involving financial derivative instruments. The Mexican Tax Administration Service (Servicio de Administración Tributaria) reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican Tax Administration Service for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 1 million pesos in 2018, 3 million pesos in 2019 and 1 million pesos in 2020.

iii.  Non-tax-related proceedings

As of December 31, 2019 and 2020, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Bank’s Management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect in the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2019 and 2020, the Bank has recognized provisions for the amounts of 1,491 million pesos and 1,543 million pesos, respectively, which are based on the opinion of internal and external legal advisers; Bank’s Management has assessed losses to be probable. Bank’s Management considers such provisions adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

The total amount of payments made by the Bank arising from litigation in 2018, 2019 and 2020 is not material with respect to these consolidated financial statements.

During 2019 and 2020, the amount paid by the Bank to external lawyers was 294 million pesos and 219 million pesos, respectively, for the management of all the outstanding claims.

f)    Provisions for off-balance sheet risk

The Provisions for off-balance sheet risk are estimated with the same methodology used for calculating the impairment of loans and advances to customers. Refer to Note 2.g above for further description.

The breakdown of the off-balance sheet risks is as follows:

	12/31/2019	12/31/2020

Available lines of credit cards and non-revolving consumer loans	965	906
Guarantees and loan commitments of commercial and public sector loans	110	326
	1,075	1,232

As of December 31, 2020, the breakdown of the Provisions for off-balance sheet risks by stages is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	695	177	34	906

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises	86	8	232	326

Total	781	185	266	1,232

As of December 31, 2020, the transfers between stages of the Provisions for off-balance sheet risks is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2020:	916	144	15	1,075

Financial assets derecognized during the period other than write-offs	—	—	—	—
Write-offs	—	—	—	—
Originated financial assets	—	—	—	—
Foreign exchange and other movements	(135)	41	251	157

As of December 31, 2020	781	185	266	1,232

25. Other liabilities

The breakdown of Other liabilities is as follows:

	12/31/2019	12/31/2020

Sundry creditors	9,025	14,698
Cash balances undrawn	155	142
Accrued personnel obligations	4,388	3,584
Other obligations	2,288	2,248
Credit and debit card operation balances	2,435	2,446
	18,291	23,118

26. Tax matters

a)   Income tax

The components of Income tax for 2018, 2019 and 2020 are as follows:

	2018	2019	2020

Current income tax expense:
Tax expense for current year	5,615	7,099	7,496
Deferred income tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(157)	(190)	(1,270)
Total Income tax	5,458	6,909	6,226

b)   Income tax reconciliation

The reconciliation of the income tax calculated at the corporate income tax rate of 30% to the income tax recognized and the breakdown of the effective tax rate are as follows:

	2018	2019	2020

Profit before tax	24,814	27,290	25,200

Income tax at 30%	7,444	8,187	7,560

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,542)	(890)	(1,126)
Due to effect of tangible assets	(76)	19	(116)
Due to effect of non-deductible expenses, non-taxable income and others	(368)	(407)	(92)
Income Tax	5,458	6,909	6,226

Effective tax rate	22.00%	25.32%	24.71%
Current tax liability	—	—	—

Income tax	5,458	6,909	6,226
Of which:
Current	5,615	7,099	7,496
Deferred	(157)	(190)	(1,270)

The Bank is subject to regular reviews by the Mexican Tax Administration Service (Servicio de Administración Tributaria). As of December 31, 2020, there are no tax contingencies arising because of such tax reviews requiring disclosure.

c)   Tax recognized in consolidated total equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated total equity:

	2018	2019	2020

Net tax credited/(charged) to consolidated total equity:
Remeasurement of defined benefit obligation	(64)	462	264
Measurement of Financial assets at fair value through other comprehensive income – Debt instruments	371	(980)	(1,056)
Measurement of financial derivatives (Cash flow hedges)	276	(6)	126
Paid interests on Subordinated Additional Tier I Capital Notes	254	255	290
Income tax from sale of the Custody business	255	—	—
	1,092	(269)	(376)

d)   Deferred tax assets and liabilities

Main components of the Bank’s gross deferred tax assets and liabilities are as follows:

	12/31/2019	12/31/2020

Total deferred tax assets prior to offsetting	20,757	21,340
Of which:
Tangible assets and deferred charges	2,050	2,146
Provisions	2,268	2,288
Impairment losses on financial assets at amortized cost	10,010	10,277
Net operating losses carryforward (*)	—	4
Capital losses carryforward (*)	2,708	2,660
Labor provisions	1,435	1,416
Fees and interest collected in advance	995	1,053
Foreign exchange rate financial derivatives	1,291	1,496
Total deferred tax liabilities prior to offsetting	(3,461)	(3,440)
Of which:
Unrealized gains on financial instruments	(2,816)	(2,512)
Prepayments	(347)	(777)
Other	(298)	(151)

(*)

The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2020, the detail of capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2017	2027	498	149
2018	2028	3,297	989
2019	2029	2,562	769
2020	2030	2,509	753
		8,866	2,660

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented in the consolidated balance sheet as follows:

	12/31/2019	12/31/2020

Presented as deferred tax assets (*)	17,401	18,087
Presented as deferred tax liabilities	(105)	(187)
Net	17,296	17,900

Deferred tax assets represent the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Bank’s Management has concluded that the realization of such assets is probable based on the Bank’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred income tax expense/(benefit). This is due to deferred taxes that are recognized directly in consolidated total equity and the acquisition and disposal of entities as part of ordinary activities.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2019	Income	Income	Movements	12/31/2019

Deferred tax assets	20,791	881	(915)	—	20,757
Deferred tax liabilities	(3,304)	(691)	462	72	(3,461)
	17,487	190	(453)	72	17,296

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2020	Income	Income	Movements	12/31/2020

Deferred tax assets	20,757	1,430	(280)	(567)	21,340
Deferred tax liabilities	(3,461)	(160)	(96)	277	(3,440)
	17,296	1,270	(376)	(290)	17,900

27. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)   Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2019	12/31/2020

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	27	23
Other	13	14
	40	37
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	—	—

b)   Changes

The changes in Non-controlling interests are summarized as follows:

	2019	2020

Beginning balance	32	40
Profit for the year attributable to non-controlling interests	—	—
Other	8	(3)
Balance at year-end	40	37

The foregoing changes are shown in the consolidated statement of changes in equity.

28.  Valuation adjustments

The balance of Valuation adjustments include the amounts, net of the related deferred income tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated total equity through other comprehensive income. The amounts arising from subsidiaries are presented, on a line-by-line basis, in the appropriate items according to their nature.

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

Respect to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)   Financial assets at fair value through other comprehensive income

Valuation adjustments – Financial assets at fair value through other comprehensive income include the net amount of unrealized gains or losses in the valuation of financial assets at fair value through other comprehensive income (see Notes 8 and 9).

The breakdown by type of financial instrument of Valuation adjustments – Financial assets at fair value through other comprehensive income at December 31, 2019 and 2020 are as follows:

	12/31/2019				12/31/2020
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	4,266	(158)	4,108	233,463	5,944	(2,384)	3,560	355,321
Loans and advances to customers	—	—	—	2,875	—	—	—	—
Equity instruments	111	(4)	107	642	170	(44)	126	768

A summary of changes in the cumulative valuation adjustments recorded to Financial assets at fair value through other comprehensive income is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2019	(675)	(20)	(695)
Valuation adjustments	4,108	107	4,215
Amounts reclassified to consolidated income statement	(189)	—	(189)
Allowance for impairment losses	—	—	—
Income taxes	(980)	(32)	(1,012)
Balance at December 31, 2019	2,264	55	2,319
Valuation adjustments	3,560	126	3,686
Amounts reclassified to consolidated income statement	(843)	—	(843)
Income taxes	(1,056)	(33)	(1,089)
Balance at December 31, 2020	3,925	148	4,073

b)   Cash flow hedges

Valuation adjustments – Cash flow hedges include the gains or losses attributable to hedging financial derivative instruments that qualify as effective hedges. These amounts will remain under this heading until they are reclassified in the consolidated income statement in the periods in which the hedged items affect the consolidated income statement (see Note 12).

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2019	2020

Accumulated (loss)/gain on cash flow hedges	(293)	(556)
Accumulated gain related to discontinued cash flow hedges (Note 12)	17	(13)
Balance at December 31,	(276)	(569)

29. Shareholders’ equity

a)   Share capital

As of December 31, 2019 and 2020, Share capital, at par value, was as follows:

			Total Par Value
	Number of shares		(Millions of Pesos)
	12/31/2019	12/31/2020	12/31/2019	12/31/2020

Fixed capital:
Series F shares	3,464,309,145	3,464,309,145	13,098	13,098
Series B shares	3,322,685,212	3,322,685,212	12,562	12,562
	6,786,994,357	6,786,994,357	25,660	25,660

Authorized unsubscribed capital:
Series F shares	331,811,068	331,811,068	—	—
Series B shares	318,188,932	318,188,932	—	—
	650,000,000	650,000,000	—	—
	7,436,994,357	7,436,994,357	25,660	25,660

Share capital is comprised of fixed shares, which cannot be increased and variable shares, which may be increased without limit.

Series F shares may only be acquired by the Parent company or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Mexican Bank Savings Protection Institute (Instituto para la Protección al Ahorro Bancario, hereinafter “IPAB”). These shares can only be sold with the prior authorization of SHCP. No authorization shall be required from such Authority and corporate bylaws will not have to be amended when the transfer of shares is in either guarantee or ownership to the IPAB.

At all times, Series F share capital shall represent at least 51% of share capital and Series B share capital can represent up to 49% of the share capital.

Foreign governments may not direct or indirectly own any share capital of the Bank, except when: i) they do it temporarily as part of financial supporting or bailout; ii) they do it through official entities and iii) they do it indirectly and do not have control on the Bank, pursuant Article 13 of the Credit Institutions Law. All the aforementioned exceptions must be authorized by the CNBV.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax value determined according to the Income Tax Law (Ley del Impuesto sobre la Renta).

As mentioned in Note 3, Banco Santander (Spain) increased its participation in the Bank; after this transaction, the shareholders’ structure is as follow:

	Prior to exchange offer	After exchange offer

Banco Santander (Spain)	74.96%	91.64%
Minority shareholders	25.04%	8.36%

b)   Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Mexican Corporation Law (Ley General de Sociedades Mercantiles) expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

c)   Accumulated reserves

Accumulated reserves include the net amount of the accumulated profit recognized in previous years in the consolidated income statement that was appropriated to consolidated total equity, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof, the remeasurement of defined benefit obligation and the recognition of equity-settled share-based payments.

Accumulated profit

This includes the accumulated profit not distributed to shareholders.

Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, the Bank must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account (Cuenta de Utilidad Fiscal Neta).

In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders.

Dividends paid by the Bank to Mexican resident individuals and foreign residents in 2018, 2019 and 2020 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

Legal reserve

The Bank is subject to the legal reserve provision whereby at least 10% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 100% of the paid-in share capital. Regarding Bank’s subsidiaries, the legal reserve provision requires the creation of a legal reserve equal to 5% of net profits until reaching 20% of paid-in share capital. The legal reserve cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of December 31, 2019 and 2020, Banco Santander México and its subsidiaries comply with the percentage of legal reserve required.

Treasury shares

Transactions involving own equity instruments are recognized directly in consolidated total equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from consolidated total equity, net of any related income tax effect.

d)   Other disclosures

During the Ordinary General Annual Meeting of April 28, 2017, the following resolution was adopted:

-	The amount of 4,234 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 30, 2017.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary and Extraordinary General Meeting of December 8, 2017, the following resolutions were adopted:

-	The amount of 4,676 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on December 27, 2017.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

-

It was agreed to carry out a corporate restructuring process, which considers, among other corporate actions, the merger of Grupo Financiero Santander México, S.A.B. de C.V. (hereinafter, “the Former Group”), as the merged entity, with Banco Santander México, as the merging entity.

To carry out this merger, the following resolutions were adopted:

i.	Increase the share capital of Banco Santander México by capitalizing the share premium for 17,574 million pesos, through the issuance of 175,746,122,497 shares, with a nominal value of 0.10 pesos per share, of which 147,353,683,122 shares correspond to the Series F and 28,392,439,375 shares correspond to the Series B.
ii.	Perform an equity concentration (reverse split) by increasing the nominal value of Banco Santander México’s shares from 0.10 pesos per share to 3.780782962 and decreasing the number of outstanding shares. Because of the reverse split, 264,464,365,125 shares representing the share capital of Banco Santander México were cancelled and 6,994,962,889 new shares representing the share capital of Banco Santander México were issued.
iii.	Complete the exchange of shares between Banco Santander México and the Former Group once the merger has been registered in the Public Registry of Commerce. The exchange of shares will be carried out by cancelling the shares representing the Former Group and the issuance of new shares of Banco Santander México whose holders will be the shareholders of the Former Group.
iv.	Increase the unsubscribed share capital of Banco Santander México by 1,671 million pesos through the cancellation of 207,968,532 treasury shares and the issuance of 650,000,000 new shares representing Banco Santander México's share capital, which will be held as treasury shares by Banco Santander México to guarantee the conversion of the Subordinated Additional Tier I Capital Notes issued by Banco Santander México in December 2016 (see Note 22).

Additionally, a decree and payment of a cash dividend to the shareholders of the Former Group was approved for an amount up to 1,950 million pesos in order to equal to one the book value of the shares of the Former Group with those of Banco Santander México. The final amount of the dividend to make equivalent to one the book value of the shares of the Former Group with those of Banco Santander México amounted to 1,822 million pesos, which was paid on January 25, 2018.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

All aforementioned resolutions were effective on January 26, 2018, once the Ordinary and Extraordinary General Meeting minute and the merger agreements between Banco Santander México and the Former Group were registered in the Public Registry of Commerce. On the same date, the delivery of Banco Santander México's shares through S.D. Indeval, S.A. de C.V. (INDEVAL), Institución para el Depósito de Valores to Banco Santander México’s shareholders was completed.

During the Ordinary General Annual Meeting of February 21, 2018, it was decided to approve the creation of a fund to repurchase own shares by an amount of 12,800 million pesos. Based on the aforementioned approval, during the period ended December 31, 2018, Banco Santander México acquired 5,671,453 own shares that amounted to 145 million pesos.

During the Ordinary and Extraordinary General Annual Meeting of April 30, 2018, it was decided to allocate 4,279 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on June 29, 2018.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of December 3, 2018, it was decided to allocate 4,949 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on December 28, 2018.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 29, 2019, the following resolutions were adopted:

-	It was decided to ratify the fund to repurchase own shares that amounts to 12,800 million pesos.
-	The amount of 4,843 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 28, 2019.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Meeting of November 28, 2019, it was decided to allocate 5,450 million pesos from Accumulated reserves for the payment of dividends, which were paid to shareholders on December 27, 2019.

The aforementioned dividend paid to shareholders was taken from the Net tax profit account.

During the Ordinary General Annual Meeting of April 28, 2020, it was decided to ratify the fund to repurchase own shares by an amount of 12,800 million pesos.

During the Extraordinary General Meeting of June 15, 2020, it was decided to increase the limit for the issuance of securities to USD 10 billion, which may be issued as any of the following:

(i)	debt issued in local or international markets;
(ii)	senior or subordinated debt, including in both cases preferred or non-preferred financial instruments, and debt instruments that, from a regulatory point of view, are classified as capital;
(iii)	individual issuances or through one or more programs; and
(iv)	having a maximum period of fifteen years, or, if appropriate, the maturity determined by the Board of Directors or, where appropriate by a shareholders' meeting.

During the Extraordinary General Meeting of September 30, 2020, it was approved to carry out the merger of Banco Santander México as the merging entity, with Santander Vivienda, as the merged entity (see Note 3).

30. Minimum capital requirements

The Bank’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

As established in the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV, Banco Santander México must maintain a minimum net capital in relation to the market, credit and operational risks inherent to its operations, which is based on the Basel Agreements within the Mexican legislation. Such minimum capital is determined based on the sum of the capital requirements stipulated for each aforementioned type of risk.

Net Capital

Net capital is divided into two parts: Basic Capital and Complementary Capital. Additionally, Basic Capital is divided into two portions: Fundamental Basic Capital and Non-Fundamental Basic Capital. Basic Capital (Tier I Capital) is the sum of Fundamental Basic Capital and Non-Fundamental Basic Capital.

-

Fundamental Basic Capital is composed mainly of shareholders’ equity plus other equity instruments, less, among other deductions: stock investments on financial institutions, organizational expenses, other intangibles assets, excess of deferred tax assets derived from tax losses of Tier I Capital and excess of deferred income taxes from temporary differences that exceed the 10% of Tier I Capital.

-	Non-Fundamental Basic Capital is composed mainly of a bank’s equity instruments, which are not included as Fundamental Basic Capital according to the current legislation.
-

Complementary Capital (Tier II Capital) is composed mainly of a bank’s equity instruments, which are not included as Basic Capital according to the current legislation, and the positive difference resulting from subtracting to the total permitted reserves, the total expected losses, up to an amount that does not exceed 0.6% of the assets subject to credit risk.

Assets Subject to Credit Risk

Deposits, securities, loans and advances, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain financial derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by the Bank in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and calculating a CVA for OTC financial derivatives transactions.

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

For transactions linked to Mexican inflation and denominated in UDI, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the INPC (calculated as the average of the previous twelve months) to the absolute value of the total net position.

For options and warrants, a Vega (variations on volatility) and Gamma (variations on the subjacent) capital requirement is calculated by applying the rules defined on Article 2 bis 109 of the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV.

For transactions linked to the annual minimum salary growth, a capital requirement is calculated by applying a Market Risk Charge Coefficient of 1.25% over the increase of the annual minimum salary growth (calculated as the average of the current month and the previous eleven months) to the absolute value of the total net position.

The equivalent assets for market risk are determined by multiplying by 12.5, the sum of the capital requirements of all the transactions described above.

Assets Subject to Operational Risk

Since November 2016, the Bank uses the Alternative Standardized Approach under Basel II standards to calculate the assets subject to operational risk. This method consists first of dividing the business into eight lines. For six of them, the capital requirement is calculated multiplying a “Beta” factor for the average net revenues for the thirty-six months prior to the month being calculated and for the two remaining (Retail and Commercial), the capital requirement is calculated by determining the average net balance for the thirty-six months prior to the month being calculated multiplied for a “Beta” factor and for 3.5. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

Business Indicator Method

On November 19, 2020, the CNBV published the methodology of the Business Indicator Method (Método del Indicador de Negocio) for calculating capital requirements for operational risk considering that it is necessary for banks to have a more precise and sensitive method to the risk to which they are exposed in their operation for the purpose of determining their minimum net capital requirements for operational risk, eliminating the other methods currently in force, and at the same time, to maintain the capital framework of the Mexican financial system aligned with the international prudential standards issued by the Basel Committee on Banking Supervision. The Business Indicator Method will enter into force on January 1, 2023.

The minimum capital requirements calculated in accordance with Mexican Banking GAAP for Banco Santander México is as follows:

	12/31/2019	12/31/2020

Computable capital:	125,083	151,458
Core capital	138,371	158,786
Supplementary capital	24,847	27,203
Deductible items	(47,555)	(44,479)
Subordinated Additional Tier I Capital Notes (see Note 22.c)	9,420	9,948

Capital requirements:	61,127	63,746
Market risk	13,988	15,398
Credit risk	42,922	43,215
Operational risk	4,217	5,133

Excess of capital requirements	63,956	87,712
Risk-weighted assets	764,093	796,836

As of December 31, 2019 and 2020, in accordance with the capitalization requirements applicable to full service banks, Banco Santander México has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2019	12/31/2020

Net Capital / Required Capital	2.05	2.38
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	11.89%	14.35%
Minimum capital requirements	8.20%	8.20%

Basic Capital / Assets subject to Credit, Market and Operating Risk	13.12%	15.59%
Minimum capital requirements	9.70%	9.70%

Net Capital / Assets subject to Credit Risk	23.31%	28.04%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	16.37%	19.01%

Minimum capital requirements	11.70%	11.70%

Resolutions and provisions issued by the CNBV to address the COVID-19 pandemic

On April 8, 2020, the CNBV issued some resolutions and provisions to face the contingency derived from COVID-19 pandemic. In this sense, the CNBV approved temporary amendments to the General Provisions

Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) regarding capitalization.

The CNBV determined to grant temporary regulatory support measures regarding capitalization, between April 1, 2020 and March 31, 2021, in order to allow banks to use the capital conservation supplement (Capital buffer) without impairing its minimum solvency. The Bank decided not to apply the optional regulatory support measure.

In the Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), the Early Alerts System (Sistema de Alertas Tempranas) of capitalization considers that banks may use supplements of capital conservation, precisely to face stressed scenarios like the current scenario of contingency caused by the COVID-19 pandemic, as provided in the international prudential standards of the Basel Committee.

Regulatory support measures consist, among others, on the fact that banks will not have to submit the capital conservation plan for CNBV’s approval when using capital conservation supplements, if such supplement is consumed in a maximum of 50%. The CNBV must be informed of the causes that originated the use of the supplement; otherwise, authorization must be requested from the CNBV so that, in justified cases, the banks can increase the amounts disposed of the loans granted to related persons.

Additionally, as another regulatory support measure, the CNBV will published the standard related to the Total Loss-Absorbing Capacity (TLAC) (Capacidad Total para la Absorción de Pérdidas) when it is considered that the economic conditions allow for its implementation by banks. The TLAC standard issued by the Financial Stability Board requires global systemically important banks (G-SIB) to have financial instruments available during resolution to absorb losses and enable them to be recapitalized to continue performing their critical functions while the resolution process is ongoing. The objective is to have an orderly resolution by making debt/equity holders absorb losses (enabling a ‘bail-in’), instead of using public funds (conducting a ‘bailout’).

31. Memorandum accounts

Memorandum items relate to balances representing rights, obligations and other legal matters that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the Bank, although they may not impact on their net assets, including contingent commitments and financial instruments received as collateral in OTC financial derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

a)   Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2019	12/31/2020

Available lines of credit cards and non-revolving consumer loans	136,405	157,033
Guarantees, documentary credits and loan commitments of commercial and public sector loans	79,950	91,993
Guarantees, documentary credits and loan commitments of commercial loans (SME)	219	112
	216,574	249,138

As of December 31, 2019 and 2020, the Bank had recognized provisions for off-balance sheet risk of 1,075 million pesos and 1,232 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

As of December 31, 2020, the breakdown of the carrying amount of the contingent commitments by stages is as follows:

	Carrying amount
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	154,901	2,000	132	157,033
Guarantees, documentary credits and loan commitments of commercial and public sector loans	90,915	815	263	91,993
Guarantees, documentary credits and loan commitments of commercial loans (SME)	93	11	8	112
	245,909	2,826	403	249,138

b)   Financial instruments received as collateral

Financial instruments include those securities received by the Bank in which there is not transfer of the contractual rights or risk and rewards of the financial instruments that could give rise to the recognition of financial assets since the Bank received them to engage in OTC financial derivatives transactions, reverse repurchase agreements and securities loan transactions in which the lender is the Bank.

The breakdown is as follows:

Financial instruments received as collateral	12/31/2019	12/31/2020

Debt instruments received in OTC financial derivatives transactions	5,736	5,483
Debt instruments received in reverse repurchase agreement transactions	76,592	59,557
Equity instruments received in securities loan transactions	14	137
	82,342	65,177

32. Financial derivatives - Nominal amounts and fair values of trading and hedging financial derivatives

The breakdown of the fair value and nominal amount of trading financial derivatives asset as of December 31, 2019 and 2020 is as follows:

	12/31/2019		12/31/2020
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	—	—	1,030	5
Market Index Futures	4,144	—	9	—

Forwards:
Foreign Currency Forwards	209,085	8,769	171,450	9,293
Foreign Exchange (Spot)	18,630	32	40,944	92
Equity Forwards	341	—	2,270	48

Options:
Foreign Currency Options	50,940	1,052	72,892	3,879
Interest Rate Options	111,940	421	54,471	232
Market Index Options	1,828	212	271	43
Equity Options	43	—	649	72

Swaps:
IRS	3,353,662	80,078	3,596,532	196,170
Equity Swaps	628	10	—	—
CCS	442,402	61,173	472,918	86,337
Total Trading	4,193,643	151,747	4,413,436	296,171

As of December 31, 2019 and 2020, 151,747 million pesos and 296,171 million pesos (assets) are OTC financial derivatives of the total amount of the trading financial derivatives asset, respectively.

The breakdown of the fair value and nominal amount of hedging financial derivatives asset as of December 31, 2019 and 2020 is as follows:

	12/31/2019		12/31/2020
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
CCS	11,177	3,843	10,824	4,282
Foreign Currency Forwards	59,417	4,488	36,144	4,013

Fair value hedge:
IRS	53,882	719	1,000	11
CCS	3,868	206	—	—
Total Hedging	128,344	9,256	47,968	8,306
Total Financial Derivatives Asset	4,321,987	161,003	4,461,404	304,477

The breakdown of the fair value and nominal amount of trading financial derivatives liability as of December 31, 2019 and 2020 is as follows:

	12/31/2019		12/31/2020
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	14,202	—	4,614	—
Market Index Futures	79	—	139	—

Forwards:
Foreign Currency Forwards	199,493	6,551	175,827	7,991
Foreign Exchange (Spot)	36,973	73	29,930	72
Market Index Forwards	651	6	2,292	33

Options:
Foreign Currency Options	57,808	1,606	54,923	2,766
Interest Rate Options	140,813	474	93,248	306
Market Index Options	1,122	201	697	582
Equity Options	—	—	868	65

Swaps:
IRS	3,296,209	76,165	3,597,275	189,535
Equity Swaps	—	12	704	184
CCS	385,855	59,393	451,191	84,577
Total Trading	4,133,205	144,481	4,411,708	286,111

As of December 31, 2019 and 2020, 144,481 million pesos and 286,111 million pesos (liabilities), respectively are OTC financial derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging financial derivatives liability as of December 31, 2019 and 2020 is as follows:

	12/31/2019		12/31/2020
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	11,311	118	11,311	365
CCS	10,704	1,690	4,958	1,540
Foreign Currency Forwards	10,698	409	18,622	569

Fair value hedge:
IRS	3,600	246	49,380	4,361
CCS	31,874	5,060	34,922	12,243
Total Hedging	68,187	7,523	119,193	19,078
Total Financial Derivatives Liability	4,201,392	152,004	4,530,901	305,189

As of December 31, 2019 and 2020, the collateral provided to engage in financial derivatives transactions in organized markets is as follows:

		12/31/2019	12/31/2020

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V.	Cash	3,865	3,113
Chicago Mercantile Exchange	Cash	1,286	1,009
Foreign financial institutions	Cash	2	1
		5,153	4,123

Deposits of collateral back up positions operated on the Mexican Derivatives Exchange Market (Mercado Mexicano de Derivados), such as futures based on the IPC, USD futures, listed option futures, positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options, and positions operated through foreign financial institutions.

The guarantees and/or collateral delivered for the OTC financial derivatives transactions as of December 31, 2019 and 2020 are as follows:

		12/31/2019	12/31/2020

Financial assets at amortized cost - Loans and advances to credit institutions:
Of which (Note 7):
Mexican financial institutions	Cash	7,536	15,738
Foreign financial institutions	Cash	6,764	12,216
		14,300	27,954
Financial assets at fair value through profit or loss - Debt instruments:
Of which (Note 8):
Mexican financial institutions	Bonds	3,121	4,410
Foreign financial institutions (*)	Bonds	1,351	896
		4,472	5,306

(*) As of December 31, 2019, and 2020, includes 1,318 million pesos and 813 million pesos, respectively, of debt instruments received as collateral (registered in memorandum accounts), which were delivered in OTC financial derivatives transactions as collateral.

The guarantees and/or collateral received for the OTC financial derivatives transactions as of December 31, 2019 and 2020 are as follows:

		12/31/2019	12/31/2020

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	5,174	21,649
Foreign financial institutions	Cash	11,527	1,403
Other	Cash	58	—
		16,759	23,052

		12/31/2019	12/31/2020

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	5,736	5,483
		5,736	5,483

Upon executing transactions with OTC financial derivatives, the Bank agrees to deliver and/or receive collateral to cover any exposure to market risk and the credit risk of such transactions. Such collateral is contractually agreed to with each of the counterparties.

Currently, debt instruments, mainly government bonds, are posted as collateral for transactions with domestic financial entities. Cash deposits are used for transactions with foreign financial entities and institutional customers.

The nominal and/or contractual amounts of the financial derivatives contracts traded by the Bank do not reflect the actual risk assumed by the Bank since the net position in these financial instruments is the result of offsetting and/or combining them. The net position is used by the Bank to hedge interest rates, underlying asset prices or foreign currency risk and to assume directional exposure to risk factors limited by the Bank’s risk appetite. The results of these financial instruments are recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. If their purpose is to hedge other exposures, they increase or offset, as appropriate, the gains or losses on the hedged investments (see Note 12).

The Bank manages the credit risk exposure of these contracts through setting credit lines, establishing netting arrangements with its main counterparties and by receiving assets as collateral (see Note 2.f).

The cumulative credit risk exposure is measured in terms of Equivalent Credit Risk (hereinafter, “ECR”). ECR is composed of the current exposure of the contract (at fair value in the case of financial derivatives) and the Potential Future Exposure (hereinafter, “PFE”) which is defined as the maximum expected credit risk exposure over a specified period of time calculated at a 97.5% level of confidence and which expresses its potential future exposure. This metric is used internally for management purposes.

ECR by Profiles Methodology introduces the concept of Exposure Profile per deal, where risk exposure may vary depending on the time-band considered. There is not a unique exposure figure per deal. However, many exposures figure as time-bands are affected and each time-band exposure equals the maximum exposure within the time-band.

Deal risk aggregation per counterparty and per time-band requires aggregation of a Potential Future Exposure for each of the time-bands and considering the netting agreement for the Current Exposure and if applicable, collateral mitigation; so, there is an aggregated net exposure per counterparty as time-bands are impacted.

For financial derivatives, where ECR is equal to the Current Exposure plus the nominal amount multiplied by the Risk Factor, the Profiles Methodology implies that PFE figure is not unique but is calculated for each of the time-bands.

The Counterparty Credit Risk area compares, on a monthly basis, the nominal amounts used to calculate the PFE against the nominal amounts recognized in the accounting records and compares the Current Exposure amounts used for the Current Exposure of the ECR against the Current Exposure amounts also recognized in the accounting records.

As of December 31, 2019 and 2020, the cumulative net credit risk exposure of the Bank was 390,324 million pesos and 45,372 million pesos, respectively. The net credit risk exposure comprises the total counterparty credit risk and issuer risk (which includes financial derivatives, repurchase agreements and debt securities), less any received assets as collateral for mitigating these risks.

33. Interest income

Interest income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value through other comprehensive income, and the adjustment to interest income as a result of hedge accounting.

The breakdown of the main interest income items earned in 2018, 2019 and 2020 is as follows:

	2018	2019	2020

Cash and balances with the Central Bank	2,361	2,456	1,951
Loans and advances to credit institutions	2,178	2,839	412
Loans and advances to customers	81,976	89,894	84,290
Debt instruments	10,039	9,925	14,643
Hedging financial derivatives	2,858	3,541	2,432
Other interest income	125	191	249
	99,537	108,846	103,977

34. Interest income from financial assets at fair value through profit or loss

Interest income from financial assets at fair value through profit or loss in the consolidated income statement comprises the interest accrued in the year on financial assets at fair value through profit or loss with an implicit or explicit return, calculated by applying the effective interest method.

The breakdown of the main interest income from financial assets at fair value through profit or loss items earned in 2019 and 2020 is as follows:

	2018	2019	2020

Loans and advances to credit institutions	5,981	6,306	2,997
Loans and advances to customers	518	1,742	804
Debt instruments	7,550	7,336	8,207
	14,049	15,384	12,008

35. Interest expenses and similar charges

Interest expenses and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustment to interest expense as a result of hedge accounting and the net interest cost attributable to pension plans.

The breakdown of the main items of interest expenses and similar charges accrued in 2018, 2019 and 2020 is as follows:

	2018	2019	2020

Deposits from credit institutions	7,420	9,041	12,400
Customer deposits	31,913	35,036	28,235
Marketable debt securities	4,244	5,398	5,756
Subordinated liabilities	1,610	1,597	1,767
Hedging financial derivatives	108	222	193
Other interest expenses	6,294	6,780	1,824
	51,589	58,074	50,175

36. Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2018	2019	2020

Equity instruments classified as:

Financial assets at fair value through profit or loss	33	44	40
Of which:
NAFTRAC (Exchange-traded fund or ETF)	18	36	36
Grupo Cementos de Chihuahua, S.A.B. de C.V.	11	7	3
Fomento Económico Mexicano, S.A.B. de C.V.	—	—	1
América Móvil, S.A.B, de C.V.	1	—	—
Grupo México, S.A.B. de C.V.	1	—	—
Wal-Mart de México, S.A.B. de C.V.	1	1	—
Others	1	—	—

Financial assets at fair value through other comprehensive income	177	191	206
Of which:
Controladora Prosa, S.A. de C.V.	50	54	73
Trans Unión de México, S.A.	88	93	88
Bolsa Mexicana de Valores, S.A.B. de C.V.	21	25	25
Dun & Bradstreet de México, S.A. de C.V.	17	18	20
Others	1	1	—
	210	235	246

37. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2018	2019	2020

Collection and payment services:
Service charges on deposit accounts	1,217	1,438	2,588
Credit and debit cards	7,398	8,757	7,667
Checks and others	240	243	181
	8,855	10,438	10,436
Marketing of non-banking financial products:
Investment funds management	1,569	1,568	1,611
Capital markets and securities activities	738	558	514
Collection and payment services	2,832	2,923	2,074
Insurance	4,575	5,038	5,300
Financial advisory services	1,212	1,207	1,179
	10,926	11,294	10,678
Securities services:
Administration and custody	368	347	461
	368	347	461
Other:
Foreign currency transactions	1,255	1,287	1,380
Other fees and commissions	892	952	801
	2,147	2,239	2,181
	22,296	24,318	23,756

38. Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2018	2019	2020

Credit and debit cards	3,680	4,095	2,741
Checks and others	26	31	43
Collections and transactional services	287	312	291
Fund management	1	1	1
Capital markets and securities activities	189	238	173
Financial advisory services	13	6	5
Correspondent services	614	723	791
Other fees and commissions	1,764	2,488	2,688
	6,574	7,894	6,733

39. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2018	2019	2020

Financial instruments at fair value through profit or loss	1,687	2,709	5,662
Of which:
Debt instruments	166	260	1,221
Equity instruments	35	71	(161)
Derivatives	1,482	2,459	4,458
Others	4	(81)	144
Recognized profit from sale of financial assets at fair value through other comprehensive income	(69)	85	779
Hedging derivatives	(134)	60	(457)
Of which:
Fair value hedge - hedged items (Note 12)	(606)	731	6,427
Fair value hedge - hedging derivative instruments (Note 12)	474	(667)	(6,884)
Cash flow hedge inefficiency (Note 12)	(2)	(4)	—
	1,484	2,854	5,984

40. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

41. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2018	2019	2020

Other operating income:
Other operating income	748	1,553	1,651
	748	1,553	1,651
Other operating expenses:
IPAB fund contribution	(3,134)	(3,353)	(3,859)
Other operating expenses	(1,259)	(1,792)	(1,354)
	(4,393)	(5,145)	(5,213)

On January 19, 1999, IPAB was created in order to establish a bank savings protection system in favor of depositors that perform guaranteed banking transactions, and to regulate financial support granted to full service banking institutions in order to protect the interests of depositors.

IPAB’s resources come from the mandatory contributions paid by financial entities, according to the risk to which they are exposed. Such contributions are calculated based on the capitalization level of each financial group and other indicators set forth in IPAB’s bylaws issued by its board of directors. These contributions must be equivalent to one-twelfth of four-thousandths of the monthly average of the daily balances of funding activities of the applicable month.

42. Personnel expenses

a)   Breakdown

The breakdown of Personnel expenses is as follows:

	2018	2019	2020

Wages and salaries	7,274	7,740	7,838
Social security costs	1,283	1,443	1,494
Service expense related to defined contribution pension plan (Note 24)	373	410	488
Service expense related to defined benefit pension plan	157	147	194
Share-based payments	161	226	226
Bonus and benefits granted to employees	3,691	4,017	3,052
Other staff costs	1,415	1,445	1,584
	14,354	15,428	14,876

b)   Long-term incentive plan 2015

Since September 2016, the Bank began to participate in a corporate share-based variable compensation plan denominated “Long-term incentive plan 2015” applicable to the members of the Identified Staff. This plan provided a variable compensation linked to the growth of the earnings per share ratio and of the return on tangible equity of Banco Santander (Spain).

The Long-term incentive plan 2015 will be settled through own equity instruments. The fair value of the Long-term incentive plan 2015 amounted to 86 million pesos.

During 2018, 2019 and 2020, the Bank recognized 16 million pesos, 5 million pesos and 6 million pesos, respectively, in the consolidated income statement with respect to this plan.

c)   Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), a portion of the annual variable remuneration plan for the Identified Staff is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

Both the deferred and non-deferred portions are paid equally in cash and in shares of Banco Santander México for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period.

In 2018, 2019 and 2020, the Bank recognized the bonus of the Identified Staff in the consolidated income statement for an amount of 184 million pesos, 226 million pesos and 294 million pesos, respectively.

The bonus of the Identified Staff for financial years 2018, 2019 and 2020 are paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs

(the “Immediate Payment Percentage” to identify the portion for which payment is not deferred and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries	Immediate Payment
(Millions of Euros)	Percentage	Deferred Percentage	Deferred period

Members of the Identified Staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Members of the Identified Staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2018, 2019 and 2020 of the Identified Staff are paid as follows:

●	Each beneficiary will receive in 2018, 2019 and 2020, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of income tax (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).
●	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.
●	After deduction of any income taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares of the Bank.
●	The beneficiaries receiving shares of Banco Santander México may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

In 2018, 2019 and 2020, the accrual of deferred remuneration is conditioned, in addition to the permanence of the beneficiary in the Bank, to no assumptions in which there is a poor performance of the Bank as a whole or of a specific division or area of the Bank or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the Bank, or by a business unit or risk control unit; (ii) the increase suffered by the Bank or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the personnel responsible for those. Also, the breach of internal codes of conduct of the Bank; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of persons or bodies that made those decisions.

If the abovementioned requirements are met on each delivery date, the bonus beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

43.  Other general administrative expenses

a)   Breakdown

The breakdown of Other general administrative expenses is as follows:

	2018	2019	2020

Maintenance, conservation and repair	646	738	825
Information technology and systems	4,820	3,851	5,344
Stationery and supplies	227	150	325
Advertising and communications	890	965	809
Rents	1,120	653	683
Administrative services	503	1,737	2,202
Taxes other than income tax	1,820	2,037	2,270
Surveillance and cash courier services	979	1,248	1,263
Insurance premiums	75	95	114
Travel costs	364	325	71
Other administrative expenses	2,851	2,031	1,353
	14,295	13,830	15,259

b)   Other information

The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors are as follows:

	2018	2019	2020

Audit fees and audit-related fees (*)	88	103	122
Tax fees	1	—	—
	89	103	122

(*)	The audit-related fees amounted to 7 million pesos in 2018, 26 million pesos in 2019 and 32 million pesos in 2020.

44. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2018	2019	2020

Gains:
On disposal of tangible assets	7	16	6

	7	16	6

45. Other disclosures

a)   Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2019, is as follows:

	12/31/2019
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	25,793	11,320	—	—	—	—	28,094	65,207
Financial assets at fair value through profit or loss
Debt instruments	—	6,917	18,473	40,045	26,379	15,864	2,935	110,613
Equity instruments	5,767	—	—	—	—	—	—	5,767
Trading derivatives	394	3,552	3,220	10,682	28,308	34,350	71,241	151,747
Other financial assets at fair value through profit or loss
Loans and advances to credit institutions - Reverse repurchase agreements	—	54,138	—	—	—	—	—	54,138
Loans and advances to customers - Reverse repurchase agreements	—	25,789	—	—	—	—	—	25,789
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	71	71	713	571	1,449	—	2,875
Debt instruments	—	31,817	—	4,713	59,836	54,636	82,461	233,463
Equity instruments	—	—	—	—	—	—	642	642
Financial assets at amortized cost
Loans and advances to credit institutions	—	36,895	—	—	—	—	—	36,895
Loans and advances to customers	8,930	72,144	67,861	127,842	196,079	81,576	145,239	699,671
Debt instruments	—	—	—	—	1,607	—	9,650	11,257
Hedging derivatives	—	1,906	192	304	5,658	758	438	9,256
	40,884	244,549	89,817	184,299	318,438	188,633	340,700	1,407,320
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	395	3,183	3,457	11,185	25,521	36,303	64,437	144,481
Short positions	—	8,280	47	—	—	—	792	9,119
Other financial liabilities at fair value through profit or loss
Deposits from the Central Bank	—	111,574	—	—	—	—	—	111,574
Deposits from credit institutions	—	29,689	—	—	—	—	—	29,689
Customer deposits	—	128,634	582	—	—	—	—	129,216
Marketable debt securities	—	—	263	2,119	864	—	—	3,246
Financial liabilities at amortized cost
Deposits from credit institutions	28,338	22,934	8,580	1,134	10,374	57	1,552	72,969
Customer deposits	424,563	106,523	36,512	54,805	3,858	3,032	762	630,055
Marketable debt securities	—	19,412	13,464	36,430	31,755	—	10,150	111,211
Subordinated liabilities	—	—	365	—	—	—	33,902	34,267
Other financial liabilities	49	9,722	1,079	4,765	149	—	—	15,764
Hedging derivatives	—	1	8	897	488	1,885	4,244	7,523
	453,345	439,952	64,357	111,335	73,009	41,277	115,839	1,299,114
Difference (assets less liabilities)	(412,461)	(195,403)	25,460	72,964	245,429	147,356	224,861	108,206

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2020, is as follows:

	12/31/2020
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	24,791	22,284	—	—	—	—	23,978	71,053
Financial assets at fair value through profit or loss
Debt instruments		15,109	20,263	106,579	42,477	15,254	6,590	206,272
Equity instruments	1,911	—	—	—	—	—	—	1,911
Trading derivatives	274	4,542	11,267	20,524	62,867	60,444	136,253	296,171
Other financial assets at fair value through profit or loss
Loans and advances to credit institutions - Reverse repurchase agreements	—	59,512	—	—	—	—	—	59,512
Loans and advances to customers - Reverse repurchase agreements	—	10,844	—	—	—	—	—	10,844
Financial assets at fair value through other comprehensive income
Loans and advances to customers								—
Debt instruments		81,142	3,833	24,881	105,799	42,950	96,716	355,321
Equity instruments	—	—	—	—	—	—	768	768
Financial assets at amortized cost
Loans and advances to credit institutions		64,371	—	—	—	—	—	64,371
Loans and advances to customers	11,475	40,220	73,035	135,294	191,615	82,995	152,798	687,432
Debt instruments	—	—	—	—	1,699	7,785	1,969	11,453
Hedging derivatives	300	1	—	160	5,391	2,454	—	8,306
	38,751	298,025	108,398	287,438	409,848	211,882	419,072	1,773,414
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	422	3,447	11,006	17,891	58,959	60,541	133,845	286,111
Short positions	—	15,365	—	—	—	—	—	15,365
Other financial liabilities at fair value through profit or loss
Deposits from the Central Bank	—	24,937	—	—	—	—	—	24,937
Deposits from credit institutions	—	54,922	—	—	—	—	—	54,922
Customer deposits	—	130,292	—	—	—	—	—	130,292
Marketable debt securities	—	163	524	621	55	—	—	1,363
Financial liabilities at amortized cost
Deposits from the Central Bank	—	126,299	—	—	30	—	—	126,329
Deposits from credit institutions	28,061	11,670	3,099	10,751	6,163	38	1,392	61,174
Customer deposits	499,711	156,765	28,302	49,235	4,027	3,231	930	742,201
Marketable debt securities	—	20,358	6,774	31,535	27,135	34,756	10,196	130,754
Subordinated liabilities		—	—	346	—	—	35,836	36,182
Other financial liabilities	8,294	2,289	1,136	2,616	980	—	—	15,315
Hedging derivatives	4	—	—	131	2,029	3,925	12,989	19,078
	536,492	546,507	50,841	113,126	99,378	102,491	195,188	1,644,023
Difference (assets less liabilities)	(497,741)	(248,482)	57,557	174,312	310,470	109,391	223,884	129,391

b)   Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2019, is as follows:

	12/31/2019
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from credit institutions	28,338	23,211	8,991	2,142	12,218	305	3,106	78,311
Customer deposits	424,563	107,681	38,195	59,092	5,015	3,616	1,233	639,395
Marketable debt securities	—	20,071	15,096	42,001	37,716	1,444	13,759	130,087
Subordinated liabilities	—	188	376	1,694	4,514	4,514	46,646	57,932
Other financial liabilities	49	9,722	1,079	4,765	149	—	—	15,764
	452,950	160,873	63,737	109,694	59,612	9,879	64,744	921,489

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2020, is as follows:

	12/31/2020
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from the Central Bank	—	126,454	—	—	31	—	—	126,485
Deposits from credit institutions	28,061	11,854	3,461	11,991	7,189	231	2,615	65,402
Customer deposits	499,711	158,037	29,693	52,967	5,130	3,794	1,431	750,763
Marketable debt securities	—	20,808	7,914	35,816	33,092	38,471	12,302	148,403
Subordinated liabilities	—	198	398	2,173	4,767	4,767	49,253	61,556
Other financial liabilities	8,294	2,289	1,136	2,616	980	—	—	15,315
	536,066	193,186	42,602	105,563	51,158	47,263	65,601	1,041,439

c)   Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2019		12/31/2020
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	4,254	—	3,657	—
Debt instruments (Note 8)	112,201	—	167,862	—
Loans and advances to credit institutions (Note 7)	17,765	—	29,799	—
Loans and advances to customers	68,653	—	67,689	—
Other assets	2,701	—	498	—
Marketable debt securities (Note 21)	—	25,224	—	55,875
Subordinated liabilities	—	34,300	—	36,204
Derivatives	—	50,335	—	69,933
Deposits from Central Bank	—	—	—	14,934
Deposits from credit institutions (Note 19)	—	18,628	—	12,597
Customer deposits (Note 20)	—	81,637	—	86,780
Other financial liabilities	—	1,306	—	646
Other liabilities	—	1,942	—	6,627

d)   Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

i.  Financial assets measured at other than fair value

The following table sets out the fair values of financial assets not measured at fair value and analyzes them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial assets recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2019:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	21,616	15,146	36,762	36,895
Loans and advances to customers (Note 11)	—	2,892	727,334	730,226	699,671
Debt instruments (unlisted) (Note 8)	—	11,257	—	11,257	11,257

As of December 31, 2020:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	28,702	35,652	64,354	64,371
Loans and advances to customers (Note 11)	—	646	741,672	742,318	687,432
Debt instruments (unlisted) (Note 8)	—	11,454	—	11,454	11,453

Other financial instruments not carried at fair value are typically short-term in nature and reprise to current market rates frequently and their carrying amount approximates fair value such as Balances with the Central Bank.

ii.  Financial liabilities measured at other than fair value

The following table sets out the fair values of financial liabilities not measured at fair value and analyzes them by the level in the fair value hierarchy into which each fair value measurement is categorized.

Except as detailed in the following table, the Bank considers the carrying amounts of financial liabilities recognized in the consolidated financial statements approximate their fair values.

As of December 31, 2019:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from credit institutions (Note 19)	—	65,382	7,272	72,654	72,969
Customer deposits (Note 20)	—	629,684	—	629,684	630,055
Marketable debt securities (Note 21)	111,342	—	—	111,342	111,211
Subordinated liabilities (Note 22)	36,555	—	—	36,555	34,267
Other financial liabilities (Note 23)	15,760	—	—	15,760	15,764

As of December 31, 2020:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from the Central Bank - Repurchase agreements (Note 19)	—	126,293	30	126,323	126,329
Deposits from credit institutions (Note 19)	—	—	61,033	61,033	61,174
Customer deposits (Note 20)	—	85,332	656,593	741,925	733,877
Customer deposits - Repurchase agreements (Note 20)	—	8,323	—	8,323	8,324
Marketable debt securities (Note 21)	137,429	—	—	137,429	130,754
Subordinated liabilities (Note 22)	39,406	—	—	39,406	36,182
Other financial liabilities (Note 23)	—	7,522	7,961	15,483	15,486

The methodology and inputs used to calculate the fair value for each financial asset and liability class are as follows:

-

Loans and advances at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-

Loans and advances at amortized cost with maturity greater than one year: Fair value has been obtained using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate, but also using certain non-observable market input, such as the credit risk associated with the loan portfolio for the allowance of future flows and current loan portfolio conditions (net commissions, operating expenses, medium-term, etc.).

-

Unlisted debt instruments: Their fair value has been estimated to be equal to their amortized cost given that, because they are non-negotiable financial instruments issued by the Mexican Government, this value would be considered to execute a prepayment transaction at fair value.

-

Financial liabilities at amortized cost at a variable or fixed interest rate and maturing in less than one year: Their fair value has been estimated to match their book value because there are no material differences.

-

Financial liabilities at amortized cost with maturity greater than one year: Their fair value has been obtained by using the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-

Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate.

-	Other financial liabilities: Their fair value has been estimated to be equal to their amortized cost since they are mainly composed by short-term balances.

e)   Significant restrictions

See Note 49.d for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2020.

f)   Restriction on Accumulated reserves distribution

As of December 31, 2019 and 2020, the Bank did not have any restriction on Accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (12,971 million pesos in legal reserve that includes 9,616 million pesos in legal reserve of Banco Santander México on an individual basis as of December 31, 2019 and 14,346 million pesos in legal reserve that includes 11,217 million pesos in legal reserve of Banco Santander México on an individual basis as of December 31, 2020), the remeasurement of defined benefit obligation and the recognition of equity-settled share-based payments. In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

46. Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SME such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.
-	Corporate and Investment Banking: this segment reflects the Santander Corporate and Investment Banking business in Mexico, including all the managed treasury departments and the equities business. The Santander Corporate and Investment Banking activities include products and services for our corporate customers, such as investment banking and project finance.
-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2018, 2019 and 2020.

The 2018 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2018	Banking	Banking	Activities	Total

Net interest income	54,005	6,121	1,871	61,997
Dividend income	—	34	176	210
Net fee and commission income	14,181	1,700	(159)	15,722
Gains/(losses) on financial assets and liabilities (net)	1,086	689	(291)	1,484
Other operating income/(expenses)	(2,561)	(672)	(412)	(3,645)
Total income	66,711	7,872	1,185	75,768
Administrative expenses	(24,574)	(3,530)	(545)	(28,649)
Depreciation and amortization	(2,769)	(200)	(4)	(2,973)
Impairment losses on financial assets (net)	(17,813)	(997)	—	(18,810)
Impairment losses on other assets (net)	—	—	(5)	(5)
Provisions (net)	178	10	(750)	(562)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	7	7
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	38	38
Operating profit before tax	21,733	3,155	(74)	24,814
Income tax				(5,458)
Profit for the year				19,356
Profit attributable to the Parent				19,353
Profit attributable to non-controlling interest				3
Total assets	599,270	547,006	262,448	1,408,724
Total liabilities	567,829	486,372	231,236	1,285,437

The 2019 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2019	Banking	Banking	Activities	Total

Net interest income	59,008	6,638	510	66,156
Dividend income	—	44	191	235
Net fee and commission income	15,014	1,596	(186)	16,424
Gains/(losses) on financial assets and liabilities (net)	1,155	1,417	282	2,854
Other operating income/(expenses)	(2,389)	(690)	(513)	(3,592)
Total income	72,788	9,005	284	82,077
Administrative expenses	(25,064)	(3,604)	(590)	(29,258)
Depreciation and amortization	(4,827)	(381)	(14)	(5,222)
Impairment losses on financial assets not at fair value through profit or loss (net)	(18,986)	(234)	—	(19,220)
Impairment losses on other assets (net)	(370)	—	—	(370)
Provisions (net)	(165)	(1)	(609)	(775)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	16	16
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	42	42
Operating profit before tax	23,376	4,785	(871)	27,290
Income tax				(6,909)
Profit for the year				20,381
Profit attributable to the Parent				20,381
Profit attributable to non-controlling interest				—
Total assets	628,380	529,901	309,267	1,467,548
Total liabilities	618,477	509,204	205,069	1,332,750

The 2020 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2020	Banking	Banking	Activities	Total

Net interest income	61,444	5,605	(1,239)	65,810
Dividend income	—	39	207	246
Income from companies accounted for using the equity method	—	—	178	178
Net fee and commission income	15,551	1,668	(196)	17,023
Gains/(losses) on financial assets and liabilities (net)	1,421	3,888	675	5,984
Exchange differences (net)	—	—	19	19
Other operating income/(expenses)	(2,695)	(714)	(153)	(3,562)
Total income	75,721	10,486	(509)	85,698
Administrative expenses	(25,649)	(3,830)	(656)	(30,135)
Depreciation and amortization	(5,339)	(376)	(28)	(5,743)
Impairment losses on financial assets not at fair value through profit or loss (net)	(20,772)	(1,027)	—	(21,799)
Gains/(losses) on modification of financial assets (net)	(1,743)	—	—	(1,743)
Impairment losses on other assets (net)	(119)	—	—	(119)
Provisions (net)	(143)	(10)	(821)	(974)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	6	6
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	9	9
Operating profit before tax	21,956	5,243	(1,999)	25,200
Income tax				(6,226)
Profit for the year				18,974
Profit attributable to the Parent				18,974
Profit attributable to non-controlling interest				—
Total assets	654,572	760,895	422,447	1,837,914
Total liabilities	676,529	783,942	223,609	1,684,080

47. Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associated and jointly controlled entities, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

The Bank also considers the companies that are part of Banco Santander (Spain).

To facilitate comprehension, the information is divided into the following categories:

Ultimate Parent Company

This category includes balances with Banco Santander (Spain).

Santander Group Companies

This category includes all the companies that are controlled by Banco Santander (Spain) around the world, and hence, it includes the companies over which the Bank exercises any degree of control.

The information related to directors, executive officers and other key management personnel is detailed in Note 5.

	12/31/2019		12/31/2020
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	60,737	—	109,651	—
Banco Santander (Chile)	—	138	—	154
Other	—	—	—	—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	1,915	—	1,458
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	11,334	—	26,415	—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	2,204	—	2,337
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	1,687	—	882
Key management personnel	—	2,992	—	5,507
Other intangible assets -
Of which -
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	809	—	701
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	78
Santander Brasil Tecnologia, S.A (formerly, Isban Brasil, S.A.)	—	11	—	11
Other assets -
Of which -
Santander Digital Assets, S.L.	—	53	—	—
Zurich Santander Seguros México, S.A.	—	1,278	—	1,285
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	—	—	310
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	163	—	171
Other	—	65	—	94

	12/31/2019		12/31/2020
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	51,998	—	111,873	—
Banco Santander International	—	—	—	—
Other	—	—	—	—
Other financial liabilities at fair value through profit or loss -
Customer deposits - Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	5,010	—	4,065
Other	—	18	—	53
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	10,598	—	1,447	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	394
Santander Bank, National Association	—	—	—	63
Banco Santander (Brazil)	—	213	—	107
Other	—	84	—	16
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	26,987	—	—	—
Customer deposits -
Of which-
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	73	—	99
Grupo Financiero Santander México, S.A. de C.V.	—	18	—	55
Santander Global Facilities, S.A. de C.V.	—	411	—	1,475
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	35	—	26
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	445	—	323
Santander Capital Structuring, S.A. de C.V.	—	217	—	632
Other(*)	—	1,057	—	6,187
Marketable debt securities -
Of which -
Banco Santander, S.A. (Spain)	930	—	978	—
Other	—	29	—	73
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	656	—	717	—
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	90	—	39
Santander Global Facilities, S.A. de C.V.	—	493	—	542
Other	—	61	—	46
Other liabilities -
Of which -
Banco S3 México, S.A., Institución de Banca Múltiple	—	58	—	1
Santander Back-offices Globales Mayorista, S.A.	—	16	—	13
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	972	—	1,185
Other	—	11	—	82

(*)	As of December 31, 2019 and 2020, includes 940 million pesos and 5,883 million pesos, respectively, related to key management personnel transactions.

	2018		2019		2020
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	144	—	22	—	1	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	107	—	112	—	84
Casa de Bolsa Santander, S.A. de C.V.	—	127	—	91	—	41
Santander Capital Structuring, S.A. de C.V.	—	120	—	164	—	176
Other	—	1	—	1	—	2
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	1,765	—	1,536	—	1,310	—
Casa de Bolsa Santander, S.A. de C.V.	—	1,824	—	669	—	304
Banco S3 México, S.A., Institución de Banca Múltiple	—	44	—	37	—	41
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	7	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	32	—	38	—	52
Other	—	45	—	39	—	30
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	6	—	12	—	8	—
Santander Investment Securities Inc.	—	6	—	—	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	292	—	115	—	55
Zurich Santander Seguros México, S.A.	—	4,645	—	4,986	—	4,031
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,564	—	1,567	—	1,608
Other	—	—	—	39	—	25
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	2	—	2	—	2	—
Santander Global Facilities, S.A. de C.V.	—	—	—	161	—	135
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	60	—	105	—	110
Casa de Bolsa Santander, S.A. de C.V.	—	—	—	31	—	34
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	16	—	14	—	17
Other	—	8	—	—	—	—
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	2,145	—	(19,135)	—	(24,086)	—
Banco Santander (Chile)	—	—	—	134	—	(26)
Abbey National Treasury Services plc.	—	56	—	—	—	—
Other	—	19	—	12	—	(20)
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	—	44	—	37	—	20
Santander Digital Assets, S.L.	—	—	—	62	—	22
Casa de Bolsa Santander, S.A. de C.V.	—	113	—	53	—	55
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	62	—	69	—	79
Other	—	29	—	44	—	37

Administrative expenses -
Of which -

Banco Santander, S.A. (Spain)	335	—	398	—	464	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	1,804	—	2,147	—	2,875
Santander Global Facilities, S.A. de C.V.	—	517	—	368	—	446
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	54	—	59	—	55
Santander Back-offices Globales Mayorista, S.A.	—	47	—	49	—	71
Universia México, S.A. de C.V.	—	—	—	22	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	88	—	—	—	—
Geoban, S.A.	—	75	—	60	—	—
Aquanima México, S. de R.L. de C.V.	—	53	—	71	—	74
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	7	—	—	—	—
Other	—	34	—	30	—	143

See Note 3 for significant transactions with related parties.

48. Risk management

a)  Cornerstones of the risk function

The Bank’s risk principles are mandatory and must be followed at all times. They take into account regulatory requirements and market best practices. They are the following:

1.	A strong risk culture (Risk Pro), as part of ‘The Santander Way’, which is followed by all employees, covers all risks and promotes socially responsible management that contributes to the Bank’s long-term sustainability.
2.	All employees are responsible for managing risk. They must be aware of, and understand, the risks generated in their day-to-day activities, avoiding risks where the impacts are unknown or exceed the Bank’s risk appetite limits.
3.	Engagement of Bank’s Management, ensuring consistent management and control of risk through their conduct, actions and communication. Bank’s Management also promotes the risk culture and assess its degree of implementation, overseeing that the risk profile is kept within the levels defined by the Bank´s risk appetite.
4.	Independence of the risk management and control functions, consistent with the three lines of defense model.
5.	A forward-looking and comprehensive approach to risk management and control across all business units of the Bank and risk types.
6.	Complete and timely information management, enabling risks to be appropriately identified, assessed, managed and reported to the corresponding level.

These principles, combined with a series of relevant interrelated tools and processes that are embedded in the Bank’s strategic planning, such as the risk appetite statement, risk profile assessment, scenario analysis, risk reporting structure and annual planning and budget process, among others, are the key components of the risk control framework which are essential for an adequate monitoring and oversight of the Bank’s risk profile.

Governance, policies and practices have been strengthened in response to COVID-19 pandemic. A forward-looking and comprehensive approach to risk management and control across all business units and risk types allows the Bank to maintain a medium-low risk profile, through a risk appetite defined by the Board of Directors and the identification and assessment of existing and emerging risks.

1.   Main risks of the Bank’s financial instruments

The main risk categories in which the Bank has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

●	Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Bank has either directly provided credit or for which it has assumed a contractual obligation.
●	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.
●	Liquidity risk: risk of the Bank does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.
●	Structural risk: risk arising from the management of different balance sheet items (banking book). It includes the risk of the Bank not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.
●	Operational risk: risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including conduct risk.
●	Regulatory compliance risk: risk of non-compliance with legal and regulatory requirements as well as supervisors expectations, which may result in legal or regulatory sanctions, including fines or other financial implications.
●	Model risk: risk of loss arising from inaccurate predictions, causing a sub-optimal decision, or from a model being implemented or used inappropriately.
●	Reputational risk: risk of a current or potential negative economic impact to the Bank due to damage to its perception on the part of employees, customers, shareholders/investors and the wider community.
●	Strategic risk: risk of loss or damage arising from strategic decisions or their poor implementation that impact the medium and long term interests of the Bank’s key stakeholders, or from an inability to adapt to external environment.

In addition, climate-change related risk drivers - whether physical or transition-led - have been identified as factors that could aggravate the existing risks in the medium and long term.

The classification of risks is critical to ensure an effective risk management and control. All identified risks should be therefore referenced to the aforementioned risk categories in order to organize their management, control and related information.

2.   Risk governance

The Bank has a robust risk governance structure, aimed at ensuring the effective control of its risk profile in accordance with the risk appetite defined by the Board of Directors.

The Board of Directors is responsible for approving the general framework for risk management and control, including tax risks.

This governance framework is underpinned by the distribution of roles among the three lines of defense, a robust structure of committees and a strong relationship between Banco Santander México and its subsidiaries. All supported by the Bank-wide risk culture, Risk Pro.

2.1  Lines of defense

The Bank follows a three lines of defense model to ensure effective risk management and control:

●	First line: Business units and all other functions that originate risks make up the first line of defense. These functions must ensure that these risks are aligned with the approved risk appetite and associated limits. Any business unit that originates risk has primary responsibility for the management of that risk.
●	Second line: Risk and Compliance & Conduct functions. Their role is to provide independent oversight and challenge to the risk management activities performed by the first line of defense. These functions ensure that risks are managed in accordance with the risk appetite defined by the Board of Directors and promote a strong risk culture throughout the organization.
●	Third line: The Internal Audit function, which regularly assesses policies, methodologies and procedures to ensure they are appropriate and effectively implemented for the management and control of all risks.

The Risk, Compliance and Conduct and Internal Audit functions are separated and independent and have direct access to the Board of Directors and its committees.

2.2  Risk committee structure

The Board of Directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the risk appetite and the risk framework, as well as for promoting a strong risk culture across the whole organization. In order to conduct these tasks, the Board of Directors has the support of different committees, this is the case of the comprehensive risk management committee and the Bank’s executive risk committee, which have specific risk related responsibilities.

The Bank’s Chief Risk Officer (CRO) is responsible for the oversight of all risks and for challenging and advising the business units on how they manage risks, with direct access and reporting to the comprehensive risk management committee as well as to the Board of Directors.

Other bodies that make up the highest level of risk governance, with authorities delegated by the Board of Directors, are the executive risk committee and the comprehensive risk management committee, details of which are provided below:

Executive risk committee

This committee is responsible for risk management, within the authorities delegated by the Board of Directors. The committee makes risks taking decisions at the highest level, ensuring that they are within the established risk appetite limits for the Bank.

The CEO chairs this committee and it is composed of nominated executive officers and other Bank’s senior management members. Risk, Finance and Compliance and Conduct functions, among others, are represented. The CRO has the power of veto over the committee’s decisions.

Comprehensive risk management committee

This committee is responsible for risk control, determining whether the risks originated by the business units are managed within the Bank’s risk appetite limits and providing a holistic view of all risks. This includes the identification and monitoring of both current and emerging risks, and evaluating their impact on the Bank's risk profile.

This committee is chaired by the CRO and it is composed of senior management members from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions are represented among others.

Additionally, each risk factor has its own fora, and/or regular meetings to manage and control the risks under their scope. Among others, they have the following responsibilities:

-	Advice the CRO and the comprehensive risk management committee that risks are being managed in accordance with the Bank’s risk appetite.
-	Carry out regular monitoring of each risk factor.
-	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

For certain matters, the Bank may establish specific additional governance. For example:

●	In order to steer and supervise the review process of the IBOR Reform, the Bank established the IBOR steering group. This group is responsible for driving the project's strategic direction and take the required decisions to ensure a correct transition across all the Bank’s business units. The IBOR steering group operates in accordance with the methodology defined by the Bank's Execution Project Office and is chaired by the project's sponsor, the head of Santander Corporate & Investment Banking (SCIB), with the additional support of eight senior executives.

3.   Management processes and tools

To ensure that an effective risk management and control is carried out, the Bank has defined several key processes that rely on a series of tools, which are described as follows:

3.1  Risk appetite and structure of limits

The Bank defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing the business strategy, so that the Bank can maintain its ordinary activity in the event of unexpected circumstances. When establishing the risk appetite, adverse scenarios that could have a negative impact on capital and liquidity, profitability and/or the share price are taken into account.

The risk appetite statement (RAS) is annually set by the Board of Directors for the Bank. Every business unit sets their own risk appetite on an annual basis, aligned and embedded within the Bank’s consolidated statement. The Board of Directors is responsible for approving the respective risk appetite proposals.

The Bank’s statement is then further cascaded down in the form of management limits and policies by risk type, portfolio and activity segment.

Risk appetite principles

The following principles govern the Bank’s risk appetite:

●	Responsibility of the Board of Directors and of Bank’s Management. The Board of Directors is responsible for setting the risk appetite and for monitoring compliance with its requirements.
●	Holistic risk view (enterprise wide risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile with the use of quantitative metrics and qualitative indicators.

●	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.
●	Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, which is embedded in the daily management by cascading down the aggregated limits to those set at portfolio level, business unit or business line, as well as through the key risk appetite processes.
●	Coherence across the various business units and a common risk language throughout the Bank. Each business unit’s risk appetite must be coherent with that of the Bank.
●	Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits structure, monitoring and control

Risk appetite is expressed through qualitative statements and quantitative limits structured around five main axes:

• Results volatility:

- Maximum loss that the Bank is willing to accept under a scenario of acute stress.

• Solvency

- Minimum capital position that the Bank is willing to accept under a scenario of acute stress.

- Maximum leverage the Bank is willing to accept under a scenario of acute stress.

• Liquidity

- Minimum structural liquidity position.

- Minimum liquidity horizon position that the Bank is willing to accept under a scenario of acute stress.

- Minimum liquidity coverage position.

• Concentration:

- Concentration in single names, sectors and portfolios.

- Concentration in non-investment grade counterparties.

- Concentration in large exposures.

• Non-financial risks

- Qualitative non-financial risk indicators:

• Fraud.

• Technological.

• Security and cyber-risk.

• Reputational.

• Others.

- Maximum operational risk losses.

- Maximum risk profile.

Compliance with risk appetite limits is regularly monitored. Specialized control functions report the appropriateness of the risk profile to the Board of Directors and its committees on a monthly basis.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool. The management policies and structure of limits used to manage the different categories and types of risk are directly related to the principles and limits defined in the risk appetite statement.

3.2  Risk profile assessment (RPA)

The Bank carries out identification and assessment tests of the different risks it is exposed to, involving the different lines of defense, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce the Bank’s risk culture.

The results of these risk identification and assessment (RIA) exercises are integrated to evaluate the Bank’s risk profile through the risk profile assessment (RPA). This exercise analyzes the development of risks and identifies areas for improvement:

●	Risk performance, enabling the understanding of residual risk-by-risk type through a set of metrics and indicators calibrated using international standards.
●	Control environment assessment, measuring the degree of implementation of the target-operating model, as part of the advanced risk management of the Bank.
●	Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and their monitoring.

3.3  Scenario analysis

Another fundamental tool that is used by the Bank to ensure an effective risk management and control is the analysis of potential impacts triggered by different scenarios related to the environment in which the Bank operates. These scenarios are expressed in terms of both macroeconomic variables, as well as other variables that may affect the Bank’s risk profile.

This is usually known as “scenario analysis”, which is a robust and useful tool for management at all levels. It enables the Bank to assess its resilience under stressed conditions and the identification of possible mitigating actions to be implemented in case the projected scenarios start to materialize. Its ultimate objective is to reinforce the stability of income, capital and liquidity.

In this respect, the role of the Research and Public Policy area in terms of the generation of the different scenarios as well as the strict governance and control processes that these exercises are subject to, including their analysis and review by the Bank’s Management, including Internal Audit, are fundamental to ensure their quality.

The robustness and consistency of the scenario analysis exercises are therefore based on the following pillars:

●	Development and integration of models that estimate the future performance of metrics, such as credit losses, based on historic information that can be internal to the Bank and/or external from the market, as well as on simulation techniques.
●	Challenge and backtesting of model results to ensure their quality.
●	Inclusion of expert judgment and deep knowledge of the Bank’s different portfolios.
●	Robust governance of the whole process, covering models, scenarios, assumptions and results rationale, as well as their impact in terms of management actions to be taken.

Applications of scenario analysis

Scenario analysis is included in the Bank’s risk framework, ensuring that any impact affecting its solvency or liquidity can be rapidly identified and addressed. With this objective in mind, a systematic review of the exposure to different types of risks is included, not only under the baseline scenario but also under various simulated adverse scenarios.

The Bank has a map of uses in place to strengthen their alignment across the different risk types, and to facilitate the continuous improvement of such uses. An additional fundamental goal is to reinforce the integration and synergies between the different regulatory and internal exercises.

Scenario analysis forms an integral part of several key processes of the Bank:

●	Regulatory uses: stress test scenarios using the guidelines set by the various regulators that supervise the Bank.
●	Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP) in which, while the regulators define certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and the effective management of these two critical aspects.
●	Risk appetite. This includes stressed metrics for which the Bank defines maximum levels of losses (or minimum liquidity levels) that should not be exceeded. These exercises are related to those conducted for capital and liquidity, although they have different frequencies and present different granularity levels.
●	Climate change scenario analysis: the objective is to provide a scenario-based assessment of those risks and opportunities related to climate change.
●	Recurrent risk management in different processes/exercises:
-	Budget and strategic planning process, in the development of commercial risk approval policies, in the risk assessment for Bank’s Management or in specific analysis regarding the activity profile or portfolios.
-	Identification of Top risks based on a systematic process to identify and assess all risks to which the Bank is exposed. These Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Bank.

-	Recovery plan that is drawn annually to establish the tools available to the Bank to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, which include idiosyncratic and/or systemic events.

3.4  Risk Reporting Structure (RRS)

The reporting model of the Bank continues to be enhanced after the simplification and optimization of processes, the quality controls implemented and the strengthening of the effective communication to Bank’s Management. Furthermore, the overall view of all risks has been consolidated, based on complete, precise and recurring information allowing the Bank’s Management to assess the risk profile and decide accordingly.

The risk reporting of the Bank taxonomy contains three types of reports that are released on a monthly basis: the Bank’s risk report (which is distributed to the Bank’s Management), the risk reports of each business unit and the reports of each of the risk factors identified in the Bank’s risk framework.

This taxonomy is characterized by the following:

●	All risk factors included in the Bank’s risk framework are covered.
●	Balance between data, analysis and qualitative comments is maintained throughout the reports, including forward-looking measures, risk appetite information, limits and emerging risks.
●	The holistic view is combined with a deeper analysis of each risk factor.
●	A homogenous structure and criteria. Therefore, a consolidated view is provided to enable the analysis of all risks based on common definitions.
●	All the metrics reported follow risk data aggregation (RDA) criteria, ensuring the quality and consistency of the data included in all risk reports.

b)   Credit risk

1.   Introduction to the credit risk treatment

Credit risk is defined as the risk that a financial loss will be incurred arising from the default or credit quality deterioration of a customer or other third party, with whom the Bank has assumed a contractual obligation, including providing credit, that may therefore not be fulfilled.

2.   Main aggregates and variations

Following are the main aggregates relating to credit risk from the Bank’s activities with customers:

	Loans to customers (million pesos)			Non-performing loans (million pesos)			Percentage of non-performing loans by type of customer
	2018	2019	2020	2018	2019	2020	2018	2019	2020

By loan type:
Public Sector	59,547	70,450	73,016	—	—	—	—	—	—
Commercial, financial and industrial	371,976	379,758	346,075	6,538	5,815	6,530	1.8%	1.5%	1.9%
Mortgage	145,749	156,209	177,665	8,345	8,399	9,847	5.7%	5.4%	5.5%
Installment loans to individuals	111,787	118,099	116,227	3,546	3,738	5,532	3.2%	3.2%	4.8%
Revolving consumer credit card loans	56,227	59,477	53,809	1,716	1,717	2,543	3.1%	2.9%	4.7%
Non revolving consumer loans	55,560	58,622	62,418	1,830	2,021	2,989	3.3%	3.4%	4.8%
	689,059	724,516	712,983	18,429	17,952	21,909	2.7%	2.5%	3.1%

Information on the allowance for impairment losses

The Bank estimates the allowance for impairment losses by calculating the expected credit loss at twelve months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS 9.

Details on the allowance for impairment losses are presented in Note 11.d.

Regarding the evolution of the allowance for impairment losses, the Bank monitors them by carrying out sensitivity analyses on the main variables that have an impact on the financial assets distribution in the different stages and calculating the allowance for impairment losses and updates it, based on macroeconomic scenarios.

Additionally, based on similar macroeconomic scenarios, the Bank also performs stress tests and sensitivity analysis in a regular basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Bank’s loan portfolio is created in relation to the possible deviation from the base scenario, considering both the macroeconomic developments in different scenarios and the three-year evolution of the business. These tests include potentially adverse and favorable scenarios.

The transactions classification into the different IFRS 9 stages is carried out in accordance with the regulation through the risk management policies of the Bank, which are consistent with the generally accepted principles across the industry. In order to determine the classification in Stage 2, the Bank assesses whether there has been a significant increase in credit risk since the initial recognition of the transactions, considering a series of common principles throughout the Bank that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgment of the analysts, who set the thresholds under an effective integration in management. All is implemented according to the approved governance.

The establishment of judgments and criteria thresholds used by the Bank are based on a series of principles, and develop a set of techniques. The principles are as follows:

●	Universality: all financial instruments subject to a credit rating must be assessed for their possible significant increase in credit risk.

●	Proportionality: the definition of the significant increase in credit risk must take into account the particularities of each portfolio.
●	Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to incur in unnecessary costs or efforts.
●	Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).
●	Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.
●	Risk management integration: the criteria must be consistent with those metrics considered in the day-today risk management.
●	Documentation: Appropriate documentation must be prepared.

The techniques are summarized below:

●	Stability of Stage 2: in the absence of significant changes in the portfolios credit quality, the volume of assets in Stage 2 should maintain a certain stability as a whole.
●	Economic reasonableness: at transaction level, Stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or Stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving.
●	Predictive power: it is expected that the significant increase in credit risk’s definition avoid, as fast as possible, direct migrations from Stage 1 to Stage 3 without having been previously classified in Stage 2.
●	Time in Stage 2: it is expected that the exposures do not remain categorized as Stage 2 for an excessive time.

The application of the aforementioned techniques, conclude in the setting of one or several thresholds for each portfolio. Likewise, these thresholds are subject to a regular review by means of calibration tests, which may entail updating the thresholds types or their values.

3.   Other credit risk aspects

3.1  Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products, which serve the needs of the Bank’s customers.

Counterparty credit risk is the risk that the customer in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: financial derivative instruments, transactions with repurchase agreement, stock lending, transactions with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of financial derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Montecarlo simulation for some products. The capital at risk or unexpected loss is also calculated, i.e., the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After the markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by the Bank’s Management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity to be known at any time.

3.2  Concentration risk

Concentration risk control is a vital part of management. The Bank continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas, economic sectors, products and groups of customers.

The Board of Directors, via the risk appetite framework, determines the maximum levels of concentration.

In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in the Bank’s credit risk portfolios.

The concentration risk is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2019 and 2020, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date).
b)	As of December 31, 2019, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 40,935 million pesos and represent 40.84% of the Bank’s Basic Capital.
c)	As of December 31, 2020, there are two loans granted to debtors (the first of 38,000 million pesos and the second of 20,047 million pesos) representing individually an amount greater than 10% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date).
d)	As of December 31, 2020, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 40,955 million pesos and represent 36.59% of the Bank’s Basic Capital.

Resolutions and provisions issued by the CNBV to address the COVID-19 pandemic

On April 8, 2020, the CNBV issued some resolutions and provisions to face the contingency derived from the COVID-19 pandemic. In this sense, the CNBV, approved temporary amendments to the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) regarding “Large Exposures”.

The amendment regarding lending transactions diversification, in order to implement the international standard known as “Large Exposures” (Grandes Exposiciones), currently under public consultation on the webpage of the National Commission for Regulatory Improvement (Comisión Nacional de Mejora Regulatoria), which limits systemically important global banks (G-SIB) on exposures to counterparties or groups of counterparties connected by control business ties, or by the existence of an economic dependency between them. As a measure to encourage credit flow, the aforementioned standard for banks of local systemic importance will enter into force on January 1, 2021 (instead of October 1, 2020 as originally established), keeping the terms applicable to the rest of the banks.

Higher-Risk Loans

The Bank does not have any significant exposure to higher-risk loans. The loan portfolio is focused on retail banking with a medium-low risk profile and with broad diversification by segment. 64.3% of the Bank net customer loans are secured, mostly by real estate collateral.

Mortgages to individuals represent approximately 25% of the Bank net customer loans, with a low risk profile, low non-performing loans ratios and an adequate coverage ratio.

Among other factors, this is due to the fact that these loans are mainly first residence mortgages and subject to a rigorous assessment of credit risk and affordability. The admission process assesses both the current and future payment capacity of the customer, evaluating if the customer’s disposable income will most likely be enough to meet the loans’ instalments.

Certain mortgage portfolios that may present higher risks than others (interest only, flexible loans, loans with loan-to-value greater than 100%, buy to let), are subject to even more strict lending policies to mitigate their risks. Furthermore, they represent a low percentage of the Bank loan portfolio, and their performance is continuously monitored to ensure an adequate control.

3.3  Sovereign risk and exposure to other public sector entities

Sovereign risk is the risk contracted in transactions with the Central Bank (including the regulatory cash reserve requirement – compulsory deposits), issuer risk from public debt portfolio and the risk arising from transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

The Bank’s sovereign exposure is mostly in pesos. This exposure is recognized in the consolidated balance sheet and concentrated 53% in short and medium-term maturities.

Over the past few years, total exposure to sovereign risk has remained aligned with the regulatory requirements and strategic reasons that support the management of this portfolio.

Regarding the deterioration measurement of these exposures, the Bank has evaluated methodologies and criteria in accordance with the IFRS 9 general criteria, integrating common processes, systems, tools and data that are used both for accounting purposes and for capital adequacy.

When estimating the expected losses, the Bank applies its own credit risk models for the valuation of financial instruments belonging to Santander Corporate & Investment Banking portfolios.

Regarding the methodology and parameters development for this segment, it should be noted that the PD model incorporates forward-looking information as well as the current credit quality indicator (rating). As for the LGD, two approaches are given depending on the existence of guarantees. The LGD secured approach (severity based on guarantees) is based on the estimate made by analysts and aligned with the general framework proposed for individualized analysis by discounting cash flows. In the case of unsecured LGD (estimated severity without guarantee base), due to the low number of observations collected in recent decades, aligned with the general framework proposed for individualized analysis by discounting cash flows.

In case of sovereign risk, the few default cases existing over the last decades only reflect the possibility of a potential unexpected loss that, due to its scarcity, cannot be modelled. Consequently, for this type of sovereign risk, the expected loss is considered irrelevant in consistency with unexpected loss.

4.   Credit risk management

The credit risk management process consists of identifying, analyzing, controlling and deciding on the credit risk incurred by the Bank. It considers a holistic view of the credit risk cycle including transaction, customer and portfolio views. Both business units and risk areas, together with the Bank’s Management participate in the management process and control process.

Credit risk identification is a key component for the active management and effective control of the Bank’s portfolios. The identification and classification of external and internal risks in each business unit allows corrective and mitigating measures to be adopted in the event they are needed. This is achieved through the following processes:

4.1  Planning

Planning allows business targets to be set and specific action plans defined, within the risk appetite framework established by the Bank.

Strategic commercial plans (SCP) are one of the Bank’s management and control tools for the Bank’s loan portfolio. The SCP are prepared jointly by the business units and risks areas, and define the commercial strategies, risk policies and measures and infrastructures required. These factors are considered as a whole, ensuring a holistic view of the portfolios.

The integration of SCP at management level provides an updated view of the loan portfolio quality, enabling credit risk to be measured, and internal controls executed alongside the periodic monitoring of strategy, the early detection of deviations and significant changes in the risk and potential impact, as well as defining corrective actions where necessary.

SCP are approved and monitored by the Bank’s Management.

The SCP are aligned with the Bank´s risk appetite and the capital objectives of the Bank.

4.2  Risk assessment and credit rating process

In order to analyze a customer’s capacity to meet their contractual commitments, the Bank uses valuation and parameter estimation models in each of the segments where it operates.

The credit quality valuation models applied are based on credit rating drivers, which are monitored and controlled to calibrate and adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

●	Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgment. Used for the Santander Corporate and Investment Banking, corporates and institutions segments.
●	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual score to each credit. A behavior score is also calculated and updated monthly to assess customer’s behavior and therefore, with other variables, determine the credit expected loss, generally in the retail and SME segments.

Parameter estimation models are obtained through internal econometric models based on the portfolios’ historical defaults and losses for which they are developed: They are also used to calculate economic and regulatory capital and the IFRS 9 allowance for impairment losses.

Periodic model monitoring and evaluation is carried out, assessing among other factors, the appropriateness of usage, predictive capacity, performance and granularity. In addition, policy compliance is also monitored.

The resulting ratings are regularly reviewed, incorporating the latest available financial information as well as other relevant data. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or have automatic warnings in the risk management systems.

4.3  Credit risk mitigation techniques

Generally, from a risk acceptance standpoint, the criteria are linked to the borrower’s payment capacity for the financial obligations - although this does not inhibit imply an impediment to requiring collateral or personal guarantees in addition.

Payment capacity is assessed based on the funds or net cash flows from the customer´s businesses or income, excluding guarantors or assets pledged as collateral. These guarantors or assets are always to be considered, when evaluating the approval of the transaction, as a secondary method of recovery in the event the first channel fails.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction with the purpose of mitigating the loss due to a breach of the payment obligation.

The Bank applies several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. financial derivatives netting and collateral). The different mitigation techniques can be grouped into personal guarantees, financial guarantees or collateral.

4.4  Definition of limits, pre-classifications and pre-approvals

The connection between the Bank’s credit risk appetite and loan portfolio management and control is implemented through the SCP, which define the portfolio and origination limits to predict the portfolio’s risk profile. The cascading down of the Bank’s risk appetite strengthens the controls over loan portfolio.

The Bank has processes that determine the risk that the Bank is able to assume with each customer. These limits are jointly set by the business units and risk areas and have to be approved by the executive risk committee and reflect the expected results of the business in terms of risk-return.

There are different limit models depending on the segment:

●	Large corporate groups: The Bank uses a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Bank is willing to assume with a customer/group, in terms of capital at risk, nominal cap, and maximum tenors according to the type of transaction, in the case of financial entities, limits are managed through Equivalent Credit Risk. It includes the actual and expected risk with a customer within the limits defined in the risk appetite statement and credit policies.
●	Corporates and institutions that meet certain requirements (Strong relationships, rating, etc.): The Bank uses a more simplified pre-classification model with an internal limit that establishes a reference point in the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, overall indebtedness and the distribution of banking pool.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of a senior credit analyst or committee.

●	For individual customers and SME with low turnover, large volumes of credit transactions are managed with the use of automatic decision models to classify the customer/transaction.

4.5 Scenario analysis

Scenario analysis is used in loan portfolio management as an evolution of the portfolio analysis. It enriches the understanding of the portfolio performance under different macroeconomic conditions, and allows management strategies to be anticipated and defined in order to avoid future deviations from the established plans and targets.

The approach taken with regard to scenario analysis consists of simulating the impact of alternative scenarios in the portfolio credit parameters (PD, LGD) and the associated expected credit losses. The results of this analysis are compared with the portfolio’s credit profile indicators to identify the most appropriate measures that could be developed to guide the required management actions.

Scenario analysis is integrated into credit management portfolio activities and in the SCP.

4.6  Monitoring

Business performance is monitored on a regular basis by comparing performance with established plans. This is a key risk management activity.

All customers are monitored on an ongoing, holistic manner that enables the early detection of events that may have an impact on the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative effect for the Bank.

This monitoring process takes into consideration the transaction forecasts and characteristics throughout its entire life. It also takes into consideration any variations that may have occurred in the classification and suitability since the time of the review.

The risk teams, backed up by Internal Audit, carry out monitoring. It is based on customer segmentation:

●	In the Santander Corporate and Investment Banking segment, monitoring, in the first instance, is a direct function of both the business manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This guarantees an up-to-date view of the customers’ credit quality is always available and allows the Bank to anticipate situations of concern and take the necessary actions.
●	For corporates, institutions and SME with a credit analyst assigned, the function consists of identifying and tracking customers that require closer monitoring, reviewing ratings and continuously analyzing relevant indicators.
●	For Santander Corporate and Investment Banking, corporates and institutions segments, the Bank performs the monitoring process through the Santander Customer Assessment Note (SCAN), which was implemented in the Bank since 2019
●	The Bank’s SCAN system aims to establish the level of monitoring, policies and specific actions for all individual customers, based on their credit quality and particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, on a dynamic basis, with a specific manager appointed and agreed monitoring frequency.

●	For individual customers, businesses and smaller SME monitoring is carried out through automatic alerts, in order to detect shifts in the performance of the portfolio.

In addition to customer credit quality monitoring, the Bank establishes the control procedures needed to analyze portfolios and performance, as well as any possible deviations regarding planning or approved alert levels.

Portfolio analysis systematically controls the evolution of credit risk with regard to budgets, limits and benchmarks, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish actions to keep the risk portfolio profile and volumes within the parameters set by the Bank within its risk appetite.

4.7  Recovery and collections management

Recovery activity is a significant element in the Bank’s risk management and control. This function is carried out by the Recoveries area, which defines a strategy and an enterprise-wide focus for recovery management.

The Bank has a recovery management-operating model that sets the guidelines and general policies of action to be applied, taking always into account the particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

The Recoveries area directly manages customers, where value creation is based on effective and efficient collection management. New digital channels are becoming increasingly important in recovery management

The diverse features of Bank’s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalized management focuses on customers who, because of their profile, require a specific manager and a more customized management.

Recovery management is divided into four phases: in arrears, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the Recovery function includes non-productive assets (NPA), corresponding to the forborne portfolios, non-performing loans, written-off loans and foreclosed assets, where the Bank may use mechanisms to rapidly reduce the volume of these assets, such as the sale of portfolios or foreclosed assets.

In the written-off loans category, debt instruments are included (past due or otherwise) the recovery of which, after an individualized analysis, is considered remote, due to the severe and unrecoverable impairment of the solvency of the transaction or the customer. Classification in this category involves full cancellation of the gross carrying amount of the loan and its derecognition, which does not mean that the Bank interrupts negotiations and legal proceedings to recover the amounts.

4.8 Forborne loan portfolio

Forbearance is defined as the modification of the payment conditions of a transaction that allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations.

The Bank follows rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their approval and monitoring. Therefore, the forbearance transaction must be focused on recovery of the amounts due and the payment obligations adapted to the customer's current position and, in addition, losses must be recognized as soon as possible if any amounts are deemed irrecoverable.

Forbearance is never used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the Bank defines the classification criteria for forborne transactions in order to ensure that any risks are suitably recognized, bearing in mind that they must remain classified as non-performing or watchlist for an appropriate period to ensure reasonable certainty that repayment capacity can be recovered.

Certain information regarding the forborne loan portfolio is included in Note 11.f.

4.9  Credit risk metrics

Loans and advances to customers decreased 1.6% year-on-year.

Non-performing loans amounted to 21,909 million pesos as of December 31, 2020, a 22% increase compared to December 31, 2019.

As of December 31, 2020, the non-performing loans ratio was 3.1%, an increase of 60 basis points comparing to December 31, 2019. This is explained by loan growth and containment of our customers’ credit quality deterioration through the application of the Support Program.

As of December 31, 2020, the allowance for loan losses amounted to 25,551 million pesos, 16% higher than at the end of 2019, mainly explained by:

●	Deterioration in the different loan portfolios. This has not significantly materialized due to the Support Program and relief measures that have been implemented by the Bank.
●	Additional IFRS 9 expected credit losses raised reflecting the forward-looking view, based on a long-term approach, taken into account by regulators and supervisors, to the potential macroeconomic scenarios in the COVID-19 pandemic context.
●	Collective and individual assessment to reflect expected credit losses for financial assets where credit risk is deemed to have increased. In particular, the Bank is continuously monitoring the sectors that have been most affected by the financial impacts of the COVID-19 pandemic.

It should also be noted that 1,458 million pesos of post-model adjustments or overlays was recognized as of December 31, 2020.

As of December 31, 2020, the Bank recognized in the consolidated income statement an amount of 21,799 million pesos of impairment losses on financial assets, 13.4% more than in the year 2019. Additionally a loss on modification of financial assets of 1,743 million pesos was recognized in the consolidated income statement as a result of remeasurement of loans in the Support Program according to IFRS 9.

The Bank took into account the recommendations provided by the IASB and other regulators and supervisors concerning the classification (staging) of loans subject to the Support Program. Accordingly, Support Program is not considered an automatic indicator for identifying these contractual modifications as a default, nor for classifying them as Stage 2.

However, this does not exempt the rigorous application of IFRS 9 in the monitoring of customer’s credit quality and, using individual or collective assessment techniques, the timely detection of significant increases in credit risk in certain transactions or groups of transactions. As such, the macroeconomic deterioration caused by the COVID-19 pandemic has led to a Stage 2 classification of 70,531 million pesos of financial assets.

Regarding credit risks, the main indicators are also continuously monitored and maintain a robust credit quality supported by mitigation measures and volume increases.

c)   Trading market risk, structural and liquidity risk

1.    Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk encompasses those transactions where risk is assumed as a result of potential variations in market factors. Thus, they include trading risks and structural risks, which are also affected by market shifts. This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as liquidity risk from the various products and markets in which the Bank operates and balance sheet liquidity risk:

●	Interest rate risk arises from the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and financial derivatives, among others.
●	Inflation rate risk originates from potential changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. It affects instruments such as loans, debt securities and financial derivatives, where the return is linked to future inflation values or to a change in the current rate.
●	Exchange rate risk is defined as the sensitivity to potential movements in exchange rates of a position’s value that is denominated in a currency other than the base currency. Hence, a long or open position in a foreign currency may produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Bank’s transactions in foreign currency.
●	Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or future dividends expectations. Among others, this affects positions in shares, stock market indices, convertible bonds and financial derivatives with shares as the underlying asset (put, call, equity swaps, among others).
●	Credit spread risk is the sensitivity of the value of open positions in fixed income securities to movements in credit spread curves or in recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
●	Volatility risk is sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares and credit spreads. All financial instruments incur this risk where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using financial derivatives such as options, futures, forwards and swaps.

In addition, other types of market risk require more complex hedging. For example:

●	Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), of either the same type (for example, two exchange rates) or different types (e.g. an interest rate and the price of a commodity).

●	Market liquidity risk arises when the Bank as a whole cannot reverse or close a position in time without having an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. Additionally, this risk could increase depending on how the different exposures are distributed among certain products and currencies.
●	Pre-payment or cancellation risk. Some on-balance sheet instruments (such as mortgages or deposits) may have associated options that allow the holder to buy, sell or otherwise alter its future cash flows. This may result in mismatches arising in the balance sheet, which may pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
●	Underwriting risk is the consequence of an entity’s involvement in the underwriting or placement of securities or other types of debt, when the entity assumes the risk of having to acquire partially the issued securities when potential buyers have not taken up the placement in full by potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

2.   Trading market risk management

Management limits and control system

Market risk functions monitor market risk positions on a daily basis to ensure that they remain within the approved management limits. In addition, daily monitoring is performed to assess the performance of market risk metrics and any major changes. Periodic reports are produced and distributed based on this assessment to ensure the proper monitoring of market risk activities within the Bank and to inform the Bank’s Management and other internal and external stakeholders.

Setting the aforementioned trading market risk limits is a dynamic process, which is determined by the Bank’s predefined risk appetite levels. This process is part of the annual limits plan that is fostered by the Bank’s Management.

The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. The main ones are:

●	Value at Risk (VaR) and Stressed VaR limits.
●	Limits of equivalent and/or nominal positions.
●	Interest rate sensitivity limits.
●	Vega limits.
●	Delivery risk limits for short positions in securities (fixed income and securities).
●	Limits to constrain the volume of effective losses or protect results generated during the period:
-	Loss trigger.
-	Stop loss.

●	Credit limits:
-	Total exposure limit.
-	Jump to default by issuer limit.
-	Others.
●	Limits for origination transactions.

These general limits are complemented by other sub-limits to establish a sufficiently granular structure that allows for effective control of the market risk factors to which the Bank is exposed in its trading activities. Positions are monitored on a daily basis at the trading desk level with an exhaustive control of those changes observed in both portfolios and trading desks, to identify any potential events that might need immediate correction, and thus comply with the Section 619 of the Dodd-Frank Act (Volcker Rule).

The limits are established based on the scope of approval and control. The limits are requested by the business executive, considering the particular nature of the business and the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies as defined in their governance process.

Business units must comply with the approved limits at all times. In the event of a limit being breached, the business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general could consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies a limit increase.

Methodologies

a) Value at Risk

The standard methodology applied in the Bank for risk management and control purposes related to its trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and period.

The standard for historic simulation is a confidence level of 99% and a one-day period. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A period of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported.

Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and specific period, applying the same methodology as for VaR.

b) Stressed VaR (sVaR)

In addition to standard VaR, Stressed VaR (sVaR) is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

●	The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: instead, the data used is from a continuous period of stress for the portfolio in question. This is calculated for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgment and the most significant positions in the books.

●	Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.

c) Gauging and backtesting measures

Regulation establishes that the VaR model should accurately capture all material risks. Given that Value at Risk uses statistical techniques under normal conditions, for a certain confidence level and for a defined time horizon, the maximum potential loss estimated can differ from real losses. Therefore, the Bank regularly analyzes and contrasts the accuracy of the VaR calculation model to confirm its reliability.

Backtesting is designed to assess the general quality or effectiveness of the risk measurement model by comparing the VaR (Value at Risk) measures with Profit and Loss (P&L) results. The Bank performs a Theoretical P&L backtesting analysis, which is calculated using the market risk calculation engine, without taking into account intra-day results, changes in portfolio positions or the passage of time (Theta). This P&L is used exclusively to test the quality of the VaR model.

Regulatory backtesting is performed on a daily basis at least at the overall portfolio unit level and one portfolio level below. Internal (not regulatory) backtesting exercises are performed daily, weekly or monthly based on its granularity of the portfolio level considered.

The number (or proportion) of over shootings registered is one of the most intuitive indicators in order to establish the goodness of fit of a model. Regulatory backtesting is calculated for a historic period of one year (250 days) and at a VaR confidence level of 99%. Between two and three over shootings per year are expected.

For Theoretical P&L backtesting and for the total portfolio, the results are as follows:

In 2018, there were two exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2020, there were one VaE break (i.e., days when the daily gain exceeded VaE).

In 2019, there were one exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2019, there were one VaE break (i.e., days when the daily gain exceeded VaE).

In 2020, there were two exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2020, there were one Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE).

The number of exceptions is consistent with the assumptions specified in the VaR calculation model.

d) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Bank incorporates CVA and DVA when calculating the trading portfolio results. The CVA is a valuation adjustment for OTC financial derivatives, resulting from the risk associated with the credit exposure assumed with each counterparty.

It is calculated taking into account the potential exposures with each counterparty at each future maturity. The CVA for a particular counterparty is the sum of the CVA for all its maturities. To calculate this metric, the following inputs are considered: expected exposure, loss given default, probability of default and a discount factor curve.

Debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case because of the Bank risk that our counterparties assume in OTC financial derivatives.

3.   Trading market risk key metrics

VaR analysis

During the year, the Bank continued its strategy of focusing its trading activity on customer business, minimizing, where possible, exposure to directional risk in net terms and maintaining its diversification by risk factor.

The average daily Total VaR of the Bank’s market trading operations in 2018 stood at 122 million pesos, higher than that for 2017 at 95 million pesos. In 2018, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2018. At the end of December 2018, VaR stood at 69 million pesos.

Average daily Total VaR increased by 27 million pesos with respect to 2017. This increment was concentrated in interest rate VaR, where the average daily increased from 96 million pesos to 110 million pesos. The average daily equity VaR and exchange rate VaR increased from 5 million pesos to 6 million pesos and decreased from 51 million pesos to 48 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2018 remained at levels below the limit of 256 million pesos. During the first semester of 2018, the average daily total VaR was 123 million pesos and during the second semester of 2018, the average daily Total VaR was 121 million pesos. VaR stayed in levels between 69 million pesos and 398 million pesos in the second semester, as a result of interest rates increase expectation.

The average daily Total VaR of the Bank’s market trading operations in 2019 stood at 66 million pesos, lower than that for 2018 at 122 million pesos. In 2019, the changes in VaR were due mainly to changes in the interest rate risk factor and foreign exchange risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2019. At the end of December 2019, VaR stood at 74 million pesos.

Average daily Total VaR decreased by 55 million pesos with respect to 2018. This decrement was concentrated in interest rate VaR, where the average daily decreased from 110 million pesos to 43 million pesos. The average daily equity VaR and exchange rate VaR decreased from 6 million pesos to 3 million pesos and decreased from 48 million pesos to 41 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2019 remained at levels below the limit of 301 million pesos. During the first semester of 2019, the average daily total VaR was 57 million pesos and during the second semester of 2019, the average daily Total VaR was 75 million pesos. VaR stayed in levels between 42 million pesos and 101 million pesos in the second semester, as a result of interest rates decrease expectation and volatility in the movements at foreign exchange risk factor.

The average daily Total VaR of the Bank’s market trading operations in 2020 stood at 165 million pesos, higher than that for 2019 at 66 million pesos. In 2020, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2020. At the end of December 2020, VaR stood at 74 million pesos.

Average daily Total VaR increased by 99 million pesos with respect to 2019. This increment was concentrated in interest rate VaR, where the average daily increased from 43 million pesos to 86 million pesos. The average daily equity VaR and exchange rate VaR increased from 3 million pesos to 5 million pesos, and 41 million pesos to 127 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that the levels of VaR for the majority of 2020 remained below at levels below the limit of 277 million pesos. During the first semester of 2020, the average daily total VaR was 181 million pesos, VaR stayed in levels of 55 million pesos and 378 million pesos. This was a result of great uncertainty and high volatility in local and global markets due to the COVID-19 pandemic.

During the second semester of 2020, the average daily Total of VaR was 150 million pesos. VaR stayed in levels between 70 million pesos and 207 million pesos in the second semester, as a result of lower volatility observed in the different risk factors (foreign exchange and interest rates). The reduction in volatility was because the participants in the market, reducing the uncertainty and effects that it would cause on different markets, could assimilate the impact of the COVID-19 pandemic.

Financial derivatives risk management

The Bank’s financial derivatives activity is mainly focused on the sale of investment products and hedging risks for customers. Risk management is focused on ensuring that the net open risk is the lowest possible.

These transactions include options on equities, fixed income and exchange rates.

Exposures related to complex structured assets

The Bank does not have exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management.

The Bank’s policy for approving new transactions involving complex structures remains very prudent and conservative. It is subject to strict supervision by the Bank’s Management. Before approving a new transaction, product or underlying asset, the CRO verifies:

-	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.
-	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

In addition, provided these two conditions be met:

-	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.
-	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Scenario analysis

Various stress scenarios were calculated and analyzed regularly in 2020 (at least monthly) for all the trading portfolios and using the same risk factor assumptions.

Probable scenario

This scenario was defined based on movements derived from a standard deviation, with respect to risk factors that have an influence on the valuation of financial instruments included in our trading book for each period. The movements applied to each risk factor were as follows:

●Interest rate (IR), volatility (Vol) and Exchange rate (FX) risk factors were increased by one standard deviation.
●	Equity risk factors (EQ) were decreased by one standard deviation.

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

●	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).
●	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

●	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).
●	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

4.   Structural balance sheet risk management

Management of structural liquidity

Structural liquidity management aims to finance the Bank’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

Given the retail nature of the Bank, branches have continued taking deposits following the selective financing strategy of the Bank considering their costs.

Notwithstanding the aforementioned, the Bank has maintained frequent issuance activity in the wholesale funding markets during 2020 in order to continue strengthening their liquidity position and presence in the markets, taking advantage of favorable market conditions that existed prior to the WHO declaration of global COVID-19 pandemic and later on, once debt markets were gradually reopened.

The Bank issued during 2020, 75,928 million pesos of medium- and long-term issues and USD 4,590 million.

All these actions have contributed to strengthen the Bank’s balance sheet and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during 2020 were:

●	Adequate position of structural liquidity. The Bank is essentially a retail bank. Therefore, customer deposits are the main source of funds in the financing structure. These deposits, together with debt instruments, enable the Bank to address most of its liquidity needs.
●	High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in the Central Banks and cash, unencumbered sovereign debt, undrawn credit lines granted by the Central Bank, as well as other assets eligible as collateral and other undrawn credit lines in development banks), all of which reinforce the solid liquidity position of the Bank.

The Bank exhibits both Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR) also well above 100%.

●	Access to wholesale markets for liquidity based on short and long-term ratings.

●	Moderate use of assets as security for structural balance-sheet funding sources that has increased since the end of 2019, remaining still at limited levels, as a consequence of the utilization of the Central Bank’ program put in place to prevent further damages on economic activity resulting from COVID-19 pandemic.

The Bank performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Internal Liquidity Adequacy and Assessment Process - ILAAP).

All these processes, which are forward-looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that the Bank has and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

Limits management and control systems

The structural risk control and oversight mechanisms are defined in the policies set by the Bank’s Management, taking into account the requirements established by regulators and the Bank’s risk appetite statement. These control mechanisms consider the different structural risk sub-types, as well as the implications, contingencies and interrelations among them.

The main function of structural risk in the second line of defense is the measurement, analysis and control of metrics to ensure that the level of balance sheet structural risk is aligned with approved policies, limits and the Bank’s risk appetite. In particular:

●	Monthly calculation, analysis and monitoring of the position, performance and trends of structural risks through the different axes and levels defined, reporting regularly to Bank’s Management to provide a general view of the risk profile and if necessary, request action measures to the lines of business.
●	Acceptance of structural risk limits and risk appetite, products and transactions.
●	Definition and monitoring of models and policies.

As already described for trading market risk, under the annual limits plan framework, limits are also set for balance sheet structural risks, responding to the Bank’s risk appetite level.

The main limits are:

●	Balance sheet structural interest rate risk:
-	Limit on the sensitivity of net interest income over a one-year horizon.
-	Limit on the sensitivity of the value of equity.
●	Structural exchange rate risk:
-	Net position in each currency (for results hedging positions).

In the event that one of these limits or their sub-limits is breached, the risk management executives from the lines of business must explain the reasons for this and provide an action plan to correct it.

Methodologies

a) Structural interest rate risk

The Bank analyzes the sensitivity of its equity value and net interest income to changes in interest rates as well as its different sources and sub-types of risk. These sensitivities measure the impact of changes in interest rates on the value of a financial instrument, a portfolio and the Bank as a whole, as well as the impact on the profitability structure over the given time horizon for which net interest income (NIM) is calculated.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that defined by the Bank. These measures can range from opening positions in markets to the definition of the interest rate characteristics of our commercialized products.

The metrics used by the Bank to control interest rate risk in these activities are the re-pricing gap, sensitivity of net interest income and market value of equity (MVE) to changes in interest rates, the duration of capital and Value at Risk (VaR) for economic capital calculation purposes.

b) Interest rate gap on assets and liabilities

This is the basic concept for identifying the Bank’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

c) Net interest income (NIM) sensitivity

Net interest income (NIM) is calculated as the difference between income from interest on assets and the interest cost of liabilities in the banking book over a given time horizon of one year. NIM sensitivity is the difference between the NIM calculated under a selected scenario and the NIM calculated under a base scenario. Therefore, there may be as many NIM sensitivities as there are scenarios considered. This metric allows for the identification of short-term risks, and it is complementary to the EVE sensitivity.

d) Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value, which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of outstanding liabilities, based on the impact that a change in interest rates would have on those current values. EVE sensitivity is obtained as the difference between the EVE calculated under a selected scenario and the one calculated under a base scenario. Therefore, there may be as many EVE sensitivities as there are scenarios considered. This metric allows for the identification of long-term risks and it is complementary to NIM.

e) Treatment of liabilities with no defined maturity

Under the Bank´s model, the total volume of account balances with no maturity is divided between stable and unstable balances, which are obtained from a model based on the relationship between balances and their own moving averages.

From the methodology described above and, an exponential time decay simplified model for the stable part, the monthly cash flows are obtained and used to calculate NIM and EVE sensitivities.

f) Pre-payment treatment for certain assets

The potential pre-payment risk mainly affects fixed-rate mortgages. This risk is modelled and included in the metrics used to monitor the risk appetite.

g) Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a period of two years or at least 520 days from the reference date of the VaR calculation is used.

h) Structural foreign exchange rate risk

These activities are monitored via position measurements and results, on a daily basis.

i) Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

5. Structural balance sheet risks key metrics

The market risk profile inherent to the Bank’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income, remained moderate in 2020, in line with previous years.

The interest rate risk originated by commercial banking is transferred for management purposes – through an internal risk transfer system – to the Financial area, which is responsible for Bank’s structural risk management generated by interest rate fluctuations.

The Bank’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies for structural risk using interest rate instruments, such as fixed income bond portfolios and financial derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by the Board of Directors.

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2018 under 700 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2018, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,900 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2018. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,353	35,304	—	—	—	52	—	—	65,997
Loans	789,010	400,172	44,475	27,446	51,727	119,014	56,923	90,388	(1,135)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	(226)	—	—	—	—	—	—	—	(226)
Securities	351,755	59,520	11,051	8,589	44,187	58,048	13,198	30,524	126,637
Permanent	14,417	—	—	—	—	—	—	—	14,417
Other Assets	2,491,052	—	—	—	—	—	—	—	2,491,052
Total Balance Sheet Assets	3,747,361	494,996	55,526	36,035	95,914	177,114	70,121	120,912	2,696,742
Money Market	(114,421)	(27,386)	(89)	—	—	—	—	—	(86,945)
Deposits	(636,907)	(253,774)	(17,801)	(12,984)	(91,065)	(156,158)	—	(105,126)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,327)	(65,439)	(6,383)	(9,993)	(8,361)	(14,760)	(60,990)	(3,727)	(37,675)
Equity	(125,813)	—	—	—	—	—	—	—	(125,813)
Other Liabilities	(2,527,900)	—	—	—	—	—	—	—	(2,527,900)
Total Balance Sheet Liabilities	(3,612,368)	(346,599)	(24,273)	(22,977)	(99,426)	(170,918)	(60,990)	(108,853)	(2,778,333)
Total Balance Sheet Gap	134,993	148,397	31,253	13,058	(3,512)	6,196	9,131	12,059	(81,591)
Total Off-Balance Sheet Gap	(5,070)	27,072	576	(1,096)	4,739	(5,802)	(3,267)	(27,293)	—
Total Structural Gap		175,469	31,829	11,962	1,227	394	5,864	(15,234)	(81,591)
Accumulated Gap	—	175,469	207,298	219,260	220,487	220,881	226,745	211,511	129,920

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2019 under 1,000 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2019, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,700 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2019. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	84,372	33,396	4,299	1,714	393	29	—	—	44,540
Loans	828,076	415,078	48,155	29,078	54,722	125,650	60,560	95,727	(895)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,391	—	—	—	—	—	—	—	2,391
Securities	399,818	43,227	10,226	4,405	7,133	69,280	62,236	88,523	114,790
Permanent	16,890	—	—	—	—	—	—	—	16,890
Other Assets	2,465,434	—	—	—	—	—	—	—	2,465,434
Total Balance Sheet Assets	3,796,981	491,701	62,680	35,197	62,248	194,959	122,796	184,250	2,643,150
Money Market	(211,629)	(105,227)	(591)	—	—	—	—	—	(105,810)
Deposits	(631,480)	(238,192)	(25,728)	(14,968)	(89,071)	(145,780)	—	(117,741)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,463)	(79,157)	(10,176)	(9,497)	(11,461)	(37,462)	(27,899)	(9,177)	(22,633)
Equity	(138,381)	—	—	—	—	—	—	—	(138,381)
Other Liabilities	(2,458,248)	—	—	—	—	—	—	—	(2,458,248)
Total Balance Sheet Liabilities	(3,647,201)	(422,576)	(36,495)	(24,465)	(100,532)	(183,242)	(27,899)	(126,918)	(2,725,072)
Total Balance Sheet Gap	149,780	69,125	26,185	10,732	(38,284)	11,717	94,897	57,332	(81,922)
Total Off-Balance Sheet Gap	(27,704)	93,301	1,883	(85)	(3,869)	(20,620)	(14,927)	(83,290)	(99)
Total Structural Gap		162,426	28,068	10,647	(42,153)	(8,903)	79,970	(25,958)	(82,021)
Accumulated Gap	—	162,426	190,494	201,141	158,988	150,085	230,055	204,097	122,076

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2020 under 350 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2020, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,000 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2020. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	208,892	97,682	224	10	—	—	—	—	110,976
Loans	842,579	391,465	51,416	29,398	40,954	110,704	59,480	158,690	473
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,324	—	—	—	—	—	—	—	2,324
Securities	612,958	92,700	10,420	18,633	12,072	120,979	50,809	93,965	213,379
Permanent	17,838	—	—	—	—	—	—	—	17,838
Other Assets	2,432,847	—	—	—	—	—	—	—	2,432,847
Total Balance Sheet Assets	4,117,438	581,847	62,060	48,041	53,026	231,683	110,289	252,655	2,777,837
Money Market	(415,269)	(136,167)	(25)	—	—	(35)	—	—	(279,042)
Deposits	(712,440)	(538,576)	(28,189)	(7,546)	(38,605)	(40,318)	—	(59,206)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(234,391)	(71,773)	(13,809)	(8,311)	(5,645)	(65,572)	(39,636)	(8,094)	(21,552)
Equity	(158,338)	—	—	—	—	—	—	—	(158,338)
Other Liabilities	(2,421,345)	—	—	—	—	—	—	—	(2,421,345)
Total Balance Sheet Liabilities	(3,941,783)	(746,516)	(42,023)	(15,857)	(44,250)	(105,925)	(39,636)	(67,300)	(2,880,277)
Total Balance Sheet Gap	175,655	(164,669)	20,037	32,184	8,776	125,758	70,653	185,355	(102,440)
Total Off-Balance Sheet Gap	(27,858)	96,078	(518)	(7,124)	(1,257)	(16,773)	(20,744)	(77,053)	(466)
Total Structural Gap		(68,591)	19,519	25,060	7,519	108,985	49,909	108,302	(102,906)
Accumulated Gap		(68,591)	(49,072)	(24,012)	(16,493)	92,492	142,401	250,703	147,797

Structural foreign exchange rate risk

Structural exchange rate risk arises from Bank transactions in foreign currencies.

The management of this risk is dynamic and seeks to limit the impact on the core capital ratio of foreign exchange rate movements.

In 2020, hedging of the core capital ratio for foreign exchange rate risk were kept close to 100%. The Bank´s objective is to maintain the structural exchange-rate risk completely hedged with a management limit of USD 15 million that represents 0.02% of the total assets as of December 31, 2020.

Structural equity risk

The Bank maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage owned or control.

The equity portfolio available for the banking book at the end of December 2020 was diversified in securities in various segments. Most of the portfolio is invested in financial activities. Among other sectors, to a lesser extent, are for example real estate activities or public administrations.

As of December 31, 2020, the Bank does not maintain any equity positions in its banking book.

6.   Liquidity risk management

The responsibilities of the liquidity risk function in the second line of defense are to:

●	Provide oversight of liquidity risk management, as carried out by the first line of defense.
●	Verify compliance with established liquidity risk policies and limits, and assess whether businesses remain within the Bank’s risk appetite limits. Report, as necessary, on risk, risk appetite and potential breaches thereof, to the appropriate governance bodies.
●	Express an opinion and challenge business proposals. Provide Bank’s Management and the business units with the elements required to understand the liquidity risk of the different businesses and activities.

●	Provide a consolidated view of liquidity risk exposures; including the liquidity risk profile.
●	Provide detailed assessments of material liquidity risks and closely monitor emerging risks.
●	Define metrics to be used in liquidity risk measurement, review and challenge liquidity risk appetite and lower-level limits proposals from the first line of defense.
●	Confirm whether adequate liquidity procedures are in place for managing the business within risk appetite limits.

Methodologies

The Bank measures liquidity risk using a range of tools and metrics that account for the risk factors identified within this risk.

a) Liquidity buffer

The buffer is a portion of the total liquidity available to an entity to deal with potential withdrawals of funds (liquidity outflows) that may arise as a result of periods of stress. Specifically, a buffer consists of a set of unencumbered liquid resources that are available for immediate use and capable of generating liquidity promptly, without incurring any loss or excessive discount. The Bank uses the liquidity buffer as a tool that forms part of the calculation of most liquidity metrics.

b) Liquidity Coverage Ratio (LCR)

LCR has a regulatory definition and is intended to reinforce the short-term resistance of banks’ liquidity risk profile by ensuring that they have available sufficient high-quality liquid assets to withstand a stress scenario (idiosyncratic stress or market stress) of considerable severity for thirty calendar days.

The monitoring and surveillance of compliance with this standard is responsibility of the Mexican Central Bank, which, within the scope of its competence, jointly issued with the CNBV on December 31, 2014, the General Provisions on Liquidity Requirements for Banking Institutions (hereinafter, the "Liquidity Requirements") (Disposiciones de carácter general sobre los Requerimientos de Liquidez para las Instituciones de Banca Múltiple) applicable to the calculation, elements and scenarios of the Liquidity Coverage Ratio, in accordance with the guidelines established by the Basel Committee on Banking Supervision in October 2014.

The objectives of the liquidity requirements are as follows:

●	To anticipate that banking institutions in Mexico has available liquid assets with high credit quality to manage their obligations and liquidity necessities along thirty days.
●	To establish a liquidity coverage ratio as per a methodology in line with the international standards, which must include all foreign currencies.
●	To include both on and off balance transactions in the liquidity coverage ratio calculation, as long as those transactions represent a liquidity potential risk for banking institutions.
●	To anticipate that banking institutions in Mexico consolidate their subsidiaries, which core business, relates to financial operations.

The liquidity coverage ratio is the result of dividing the liquid assets by the net cash flow.

c) Wholesale gap metric

This metric measures the number of days the Bank would survive using its liquid assets to cover the liquidity losses assuming non-renewable wholesale financing outflows for a determined liquidity horizon. In addition, it is also used as an internal short-term liquidity metric helping to reduce the risk of dependence on wholesale funding.

d) Net Stable Funding Ratio (NSFR)

NSFR is one of the metrics used by the Bank to measure long-term liquidity risk. It is a regulatory metric defined as the coefficient of the available amount of stable funding and the required amount of stable funding. This metric requires banks to maintain a solid balance sheet where assets and off-balance sheet activities are funded with stable liabilities.

This ratio seeks to reduce the liquidity risk for a longer time horizon, by requiring the banks that finance their activities through stable sources of financing, in accordance with the liquidity and maturity of its assets, mitigating the risk of episodes of liquidity stress in the future, and also prevents excessive dependence on sources of short-term wholesale financing.

The monitoring and surveillance of compliance with this standard is responsibility of the Mexican Central Bank, which, within the scope of its competence, jointly issued with the CNBV on December 31, 2014, the Liquidity Requirements applicable to the calculation, elements and scenarios of the Net Stable Funding Ratio, in accordance with the guidelines established by the Basel Committee on Banking Supervision in October 2014.

The CNBV and Mexican Central Bank have not issued its final definition of the Net Stable Funding Ratio based on the guidelines approved by the Basel Committee in October 2014.

e) Asset encumbrance metrics

The Bank uses at least two types of metrics to measure asset encumbrance risk. The first is the asset encumbrance ratio, which calculates the proportion of total encumbered assets to the entity’s total assets. The second, the structural asset encumbrance ratio, which measures the proportion of encumbered assets deriving from structural funding transactions (mainly long-term collateralized issuances and funding from the Central Bank).

f) Other liquidity indicators

Aside from traditional liquidity risk measurement tools for short-term risk and long-term or funding risk, the Bank has constructed a range of additional liquidity indicators that supplement the conventional tool-set and measure other liquidity risk factors not otherwise covered. These indicators include concentration metrics, such as top one and five funding providers, or distribution of funding by maturity date.

g) Liquidity scenario analysis

The Bank uses four standard scenarios as liquidity stress tests:

i.	An idiosyncratic scenario featuring events that adversely affect the Bank alone;
ii.	A local market scenario, which considers events that have serious adverse effects on the financial system or real economy of the country;
iii.	A global market scenario, which considers events that have serious adverse effects on the global financial system; and

iv.	A combined scenario, coupling idiosyncratic events with severe (local and global) market events arising simultaneously and interactively.

The Bank uses the outcomes of the stress scenarios in combination with other tools to determine risk appetite and support business decision-making.

h) Liquidity early warning indicators (EWI)

The system of liquidity EWI comprises quantitative and qualitative indicators that enable the Bank to foresee liquidity stress situations and potential weaknesses in the Bank’s funding and liquidity structure. EWI are both external (environmental) and internal, respectively relating to market financial variables and to the Bank’s own actions.

7.   Liquidity risk key metrics

The Bank has a strong liquidity and financing position and maintains large buffers of highly liquid assets.

Since the beginning of the COVID-19 pandemic, liquidity has been closely monitored and preventive management measures were carried out to strengthen it.

During four days in March 2020, LCR was below the threshold. The regulatory minimum required in 2020 was 100% and the internal limit was 110%, afterwards LCR remains stable with regulatory ratios above. During 2020, the weighted average LCR for the Bank is 159.37%, complying with the Bank´s desired risk profile and well above the regulatory minimum established. In addition, the Central Bank has adopted measures to provide significant liquidity to the system.

The Bank has an effective management of its liquidity buffers to face the challenge of maintaining a proper liquidity profile (regulatory limits) while protecting the profitability of the balance sheet.

Furthermore, the Bank maintains sound balance sheet structures, with a stable financing structure based on a broad customer deposit base, which covers structural needs, with low dependence on short-term funding and liquidity metrics well above regulatory requirements level and within the limits defined on the risk appetite framework.

Hence, for long-term liquidity, the regulatory metric NSFR remains above 100%, anticipating compliance with the regulatory minimum requirement of 100% in 2021.

In terms of structural assets encumbrance risk, the Bank’s levels are in line with those of its peers, where the main sources of encumbrance are secured lending and collateralized funding facilities provided by the Central Bank.

The soundness of the Bank’s balance sheet is also demonstrated under stress scenarios. The Bank would survive the remote case scenario for at least forty-five days, meeting liquidity requirements with their liquid asset buffers alone.

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2018. The reported amounts include cash flows from interest on fixed and variable rate instruments.

The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	101,353	35,304	—	—	—	52	—	—	65,997
Loans	894,975	63,631	77,990	77,902	117,370	262,468	126,185	170,565	(1,135)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	(226)	—	—	—	—	—	—	—	(226)
Securities	265,639	204,594	143	1,183	42,759	1,766	3,098	11,128	968
Permanent	14,417	—	—	—	—	—	—	—	14,417
Other Assets	2,491,052	—	—	—	—	—	—	—	2,491,052
Total Balance Sheet Assets	3,767,210	303,529	78,133	79,085	160,129	264,286	129,283	181,693	2,571,073
Money Market	(114,421)	(27,386)	(89)	—	—	—	—	—	(86,945)
Deposits	(643,226)	(253,793)	(20,848)	(17,375)	(14,367)	(19,813)	(11,475)	(305,556)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(214,803)	(3,470)	(10,517)	(17,219)	(29,238)	(40,266)	(72,295)	(4,010)	(37,788)
Equity	(125,813)	—	—	—	—	—	—	—	(125,813)
Other Liabilities	(2,527,900)	—	—	—	—	—	—	—	(2,527,900)
Total Balance Sheet Liabilities	(3,626,163)	(284,649)	(31,454)	(34,594)	(43,605)	(60,079)	(83,770)	(309,566)	(2,778,446)
Total Balance Sheet Gap	141,047	18,880	46,679	44,491	116,524	204,207	45,513	(127,873)	(207,373)
Total Off-Balance Sheet Gap	30,927	755	108	(144)	1,637	5,657	6,293	3,781	12,838
Total Structural Gap		19,635	46,787	44,347	118,161	209,864	51,806	(124,092)	(194,535)
Accumulated Gap		19,635	66,422	110,769	228,930	438,794	490,600	366,508	171,973

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	83,423	38,853	—	—	—	29	—	—	44,540
Loans	923,390	63,743	91,160	73,504	122,407	280,957	121,497	171,017	(895)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,391	—	—	—	—	—	—	—	2,391
Securities	411,339	31,965	1,856	1,861	10,709	81,502	63,620	98,939	120,887
Permanent	16,890	—	—	—	—	—	—	—	16,890
Other Assets	2,465,434	—	—	—	—	—	—	—	2,465,434
Total Balance Sheet Assets	3,902,867	134,561	93,016	75,365	133,116	362,488	185,117	269,956	2,649,247
Money Market	(210,680)	(100,790)	(718)	(684)	(2,116)	(903)	—	—	(105,470)
Deposits	(709,438)	(238,812)	(33,549)	(26,289)	(26,585)	(62,061)	(42,162)	(279,979)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(213,656)	(8,851)	(18,714)	(23,558)	(34,569)	(66,566)	(29,414)	(9,339)	(22,644)
Equity	(138,381)	—	—	—	—	—	—	—	(138,381)
Other Liabilities	(2,458,248)	—	—	—	—	—	—	—	(2,458,248)
Total Balance Sheet Liabilities	(3,730,403)	(348,453)	(52,981)	(50,531)	(63,270)	(129,530)	(71,576)	(289,318)	(2,724,743)
Total Balance Sheet Gap	172,464	(213,892)	40,035	24,834	69,846	232,958	113,541	(19,362)	(75,496)
Total Off-Balance Sheet Gap	20,905	(15,134)	398	730	1,125	10,566	5,253	6,175	11,791
Total Structural Gap		(229,026)	40,433	25,564	70,971	243,524	118,794	(13,187)	(63,705)
Accumulated Gap		(229,026)	(188,593)	(163,029)	(92,058)	151,466	270,260	257,073	193,368

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments.

The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	210,487	99,500	—	10	—	—	—	—	110,976
Loans	906,434	53,486	86,614	70,534	103,026	252,900	113,424	225,978	473
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	2,324	—	—	—	—	—	—	—	2,324
Securities	619,308	81,245	5,776	18,753	16,306	124,401	59,352	96,046	217,429
Permanent	17,838	—	—	—	—	—	—	—	17,838
Other Assets	2,432,847	—	—	—	—	—	—	—	2,432,847
Total Balance Sheet Assets	4,189,238	234,231	92,390	89,297	119,332	377,301	172,776	322,024	2,781,887
Money Market	(416,864)	(136,167)	(342)	(397)	(877)	(78)	—	—	(279,004)
Deposits	(765,648)	(188,768)	(36,499)	(22,885)	(26,267)	(78,592)	(62,686)	(349,951)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(237,778)	(7,804)	(13,606)	(23,355)	(32,978)	(88,412)	(41,763)	(8,307)	(21,553)
Equity	(158,338)	—	—	—	—	—	—	—	(158,338)
Other Liabilities	(2,421,345)	—	—	—	—	—	—	—	(2,421,345)
Total Balance Sheet Liabilities	(3,999,973)	(332,739)	(50,447)	(46,637)	(60,122)	(167,082)	(104,449)	(358,258)	(2,880,240)
Total Balance Sheet Gap	189,265	(98,508)	41,943	42,660	59,210	210,219	68,327	(36,234)	(98,353)
Total Off-Balance Sheet Gap	(3,137)	(18,378)	(431)	(337)	233	3,417	(1,112)	(494)	13,964
Total Structural Gap		(116,886)	41,512	42,323	59,443	213,636	67,215	(36,728)	(84,389)
Accumulated Gap		(116,886)	(75,374)	(33,051)	26,392	240,028	307,243	270,515	186,126

Relaxation supervisory measures implemented as a result of COVID-19

On April 8, 2020, the Banking Liquidity Regulatory Committee, comprised of the Mexican Central Bank, the SHCP and the CNBV issued a series of exceptions to the "Liquidity Requirements" (Disposiciones de Carácter General sobre los Requerimientos de Liquidez para las Instituciones de Banca Múltiple) in order to avoid amplifying constraints in market conditions. In general terms, these exceptions permit the following: (i) assets that were eligible as liquid assets as of February 28, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks and (ii) the liquidity reserves calculation for potential margin calls and valuation changes of portfolios of financial derivatives may exclude data for March 2020. In addition, no corrective actions will be taken for financial institutions whose LCR falls below 100%. These temporary measures will be in place until September, 2021.

d)   Capital risk

1.    Introduction

The Bank defines capital risk as the risk of lacking sufficient capital, either in quantitative or qualitative terms, to fulfil its business objectives, regulatory requirements, or market expectations.

The Capital Risk function carries out, among other tasks, the oversight and control of the capital activities developed by the first line. These are grouped in four different work streams, ensuring that monitoring is in accordance with the Bank’s risk profile:

●	Capital planning: Internal process which aims to set capital levels and capital returns consistent with the Bank’s strategy execution. The Bank should ensure its solvency and capital efficiency. For this purpose, the Bank identifies the capital actions required to achieve its defined capital ratios and return on capital targets.
●	Capital adequacy: Process to assess the capital levels to cover the nature and level of risks that the entity is, or may be, exposed to, in accordance with the risk identification and assessment process, the Bank’s strategy, defined risk appetite, and different macroeconomic scenarios (base and stress scenarios).
●	Capital measurement: Required activities to obtain solvency metrics levels. This process includes defining the methodology to be followed to obtain the final figures required.

●	Origination: Process to evaluate the efficiency of the portfolios to identify potential initiatives for capital relief (i.e. securitizations, risk mitigation techniques or asset sales).

2.   Capital risk management

Capital risk, the second line of defense, independently challenges the first line activities mainly through the following processes:

●	Supervision of capital planning and adequacy exercises through a review of the main components, assumptions, models, macroeconomic scenarios that may affect solvency levels projection.
●	Ongoing supervision of the Bank’s regulatory capital measurement by identifying the main risks of the key metrics by setting tolerance levels and reviewing capital consumption and the consistency of the calculations, including single transactions with an impact on capital.
●	Review and challenge of the execution of those capital actions proposed in line with capital planning and risk appetite.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Bank’s risk profile.

Capital risk control is part of the general risk framework as well as of the Bank's capital framework and model. It brings together a range of processes, such as capital planning and adequacy and the subsequent budget execution and monitoring, alongside the ongoing measurement of capital and the reporting and disclosure of capital data.

Supervision of capital planning and adequacy exercises

The Risk function reviews capital planning and adequacy exercises to ensure that capital is consistent with the established risk appetite and risk profile. It has the following fundamental objectives:

●	Ensure that all relevant risks to which the Bank is subject, in the course of its activity are monitored.
●	Check that the methodologies and assumptions used in these planning processes are appropriate.
●	Verify that results are reasonable and consistent with the business strategy, and the macroeconomic environment.
●	Assess the consistency between different exercises, especially those that use baseline and stressed scenarios.

This function is implemented in phases, according to the following:

Definition of scope

The capital planning and adequacy supervision begins with the preparation of the materiality proposal, identifying business units’ risks that might affect the Bank’s solvency.

Qualitative analysis

In this phase, the overall quality of the qualitative forecasts process is assessed, and includes a review of the following aspects:

●	Models used in the generation of forecasts and scenarios, scope, metrics covered.
●	Documentation available and provided in the generation process.
●	The quality of the information included in the forecasts, the integrity of the data, the controls applied, the recommendations issued by Internal Audit, etc.

Governance of the process, committees before which the forecasts have been presented and reviewed, approval by different areas prior to final approval.

Quantitative analysis

The defined metrics that affect projections of capital components are quantitatively assessed.

This phase calls for the second line involvement and appropriate coordination with the first line to conduct an analysis of the main risks that may affect in the Bank’s solvency.

Conclusions and disclosure

Based on the outcomes from the capital planning and adequacy supervision, the first line and second line conducts a final assessment, at least encompassing the scope of analysis, the process weaknesses and  improvement areas, main identified risks, solvency risk appetite achievement  and reporting to the Bank’s Management in accordance with established governance. This ensures that effective and constructive challenge is conducted from the second line of defense concerning the proposed capital plans.

If deemed necessary, a discussion of these conclusions will be proposed in the comprehensive risk management committee.

Ongoing supervision of capital measurement

Ongoing supervision of the measurement of the Bank’s regulatory capital, ensuring an appropriate capital risk appetite.

For this purpose, the second line conducts a qualitative analysis of the regulatory and supervisory framework and an ongoing review of the Bank’s appetite and specified thresholds.

Moreover, ongoing monitoring of compliance with the capital risk appetite is conducted aiming to maintain capital levels above the regulatory requirements and market expectations.

To fulfil this function, the following phases have been established:

Definition of metrics and thresholds

A set of metrics and thresholds that are used in the supervision process are defined to enable adequate capital risk monitoring and control. These are specified on an annual basis.

The metrics consist of:

●	Primary metrics: Risk aggregated metrics under Board of Directors’ direct control that express the Bank’s risk profile.
●	Secondary metrics: include a more extensive breakdown of primary metrics and allow more granularity and risk appetite management.
●	Monitoring metrics: provide a more detailed analysis.

Thresholds are set for primary and secondary metrics, which if breached, trigger a more detailed analysis and an explanation of the causes of the breach.

Preliminary analysis

This analysis comprises the main qualitative issues that may affect the Bank’s solvency, such as process governance and regulatory framework changes.

Measurement assessment

Based on the information provided, the Capital Risk function analyzes the metrics defined in the process, according to the following procedure:

●	Review of primary and secondary metrics to detect variations that exceed the defined thresholds, and where they do, perform a detailed analysis of the causes and analyses supplementary metrics.
●	If the origin of the incident lies in a specific business unit, information that is more detailed is requested.
●	Incidents detected must be analyzed in terms of their causes (change in volumes, changes in the profile, one-off events, capital actions, etc.) and discussed with the corresponding function involved.

Conclusions and disclosure

The governance body responsible for capital risk control discusses the report containing the conclusions and, the report will be proposed for discussion in the relevant first line committee (capital committee) and second line committee (comprehensive risk management committee).

3.   Key metrics

The Bank has a strong capital position consistent with its business model, balance sheet structure, risk profile and regulatory requirements. The Bank’s strong balance sheet and profitability enables the financial growth and continued accumulation of capital.

The capital metrics of the Bank are stable, with ratios comfortably above the regulatory requirements and at appropriate levels, aligned with the risk appetite statement approved by the Bank’s Management.

Regulatory capital

The Basel III regulatory framework implemented in Mexico since January 2013 establishes minimum capital levels in a very significant manner, both quantitatively (increased minimum requirements for Core Capital and Tier I Basic Capital, plus higher deductions from capital base) and from a qualitative point of view (higher quality of required capital).

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

As of December 31, 2020, the Bank met the minimum capital requirements established by current legislation.

The key regulatory capital figures are shown in Note 30.

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

This ratio is calculated as Tier I capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

●	Accounting assets, excluding financial derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
●	Off-balance sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
●	Inclusion of net value of financial derivatives (gains and losses are netted with the same counterparty minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
●	A charge for the potential risk of securities funding transactions.

The General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) issued by the CNBV does not establish a minimum percentage of compliance, as it is considered for the baseline reference effect (the minimum of 3%).

As of December 31, 2020, the leverage ratio for the Bank is 7.39%.

Systemic important bank

On April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting 2016.

As of December 31, 2019, the Bank constituted 100% of the capital preservation supplement required

Relaxation supervisory measures implemented as a result of COVID-19

On April 8, 2020, the CNBV issued some resolutions and provisions to address the contingency derived from the COVID-19 pandemic. In this sense, the CNBV, approved temporary amendments to the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) regarding regulatory capital.

The CNBV determined to grant temporary regulatory support measures regarding capitalization, between April 1, 2020 and March 31, 2021, in order to allow banks to use the capital conservation supplement (capital buffer) without impairing its minimum solvency.

In the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), the Early Alerts System (Sistema de Alertas Tempranas) of capitalization considers that banks may use supplements of capital conservation, precisely to face stressed scenarios like the current scenario of contingency caused by the COVID-19 pandemic, as provided in the international prudential standards of the Basel Committee.

Regulatory support measures consist, among others, on the fact that banks will not have to submit the capital conservation plan for CNBV’s approval when using capital conservation supplements, if such supplement is consumed in a maximum of 50%. The CNBV, and not its board of directors, must be informed of the causes that originated the use of the supplement; otherwise, authorization must be requested from the CNBV so that, in justified cases, the banks can increase the amounts disposed of the loans granted to related persons.

Additionally, as another regulatory support measure, the CNBV will published the standard related to the Total Loss-Absorbing Capacity (TLAC) (Capacidad Total para la Absorción de Pérdidas) when it is considered that the economic conditions allow for its implementation by banks. The TLAC standard issued by the Financial Stability Board requires global systemically important banks (G-SIB) to have financial instruments available during resolution to absorb losses and enable them to be recapitalized to continue performing their critical functions while the resolution process is ongoing. The objective is to have an orderly resolution by making debt/equity holders absorb losses (enabling a “bail-in”), instead of using public funds (conducting a “bailout”).

On April 8, 2020, the CNBV issued a number of temporary regulatory flexibility measures aimed at ensuring that financial institutions are able to continue supplying credit to their customers in a high volatility environment and mitigating the impact of the COVID-19 pandemic on the local credit markets. The temporary measures were effective from April 1, 2020 to March 31, 2021 and allowed financial institutions to use their capital conservation buffer of 2.5% without triggering any regulatory corrective measures. As of December 31, 2020, the Bank´s Net Capital Ratio stood at 19.01%, which is significantly in excess of the minimum requirement established for financial institutions comparable to the Bank’s size. The Bank decided not to apply the optional regulatory support measure.

Model roll-out

As regards credit risk, the Bank continued its plan to implement Basel’s internal ratings-based (IRB) approach for regulatory capital calculation for credit risk. As of December 31, 2020, the Bank currently has supervisory authorization to use the AIRB approach for calculating the regulatory capital requirements for the following loan portfolio: local corporates and real estate developers and using a FIRB approach for the following portfolios: Global Corporate and financial institutions (banks).

With regard to operational risk, until September 2015, the CNBV considered the application of the Basic Indicator method for calculating the capital requirement for this type of risk. As a result of regulatory changes published in October 2015 by the CNBV, it was made available for banks to utilize -with previous approval from the CNBV- the application of the Standardized Approach (TSA), the Alternative Standardized Approach (ASA) or the Advanced method (AMA) for calculating the capital requirement for operational risk. The Bank started calculating the operational risk capital requirements under the ASA in November 2016.

For market risk, the calculation of the capital requirement is made under the standard methodology according to the provisions established by CNBV.

e)   Operational risk

1.    Introduction

The Bank defines operational risk in line with the Basel framework, as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, covering risk categories such as fraud, technological, cyber-risk, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business units and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities.

The Bank’s goal in terms of operational risk management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. The analysis of the exposure to operational risk helps to determine risk management priorities.

Risk analysis improved in 2020 through different initiatives such as the definition of new risk appetite metrics, the integration of thematic assessments into the Risk and Control Self-Assessment (RCSA), as well as the implementation of an enhanced oversight process and the development of a transformation risk analysis methodology.

Mitigation plans have been promoted on aspects with special relevance (fraud, cybersecurity and vendor management, among others), focused on both the implementation of corrective actions and the proper monitoring and management of ongoing projects.

2.   Operational risk management

The following items underpin operational risk management:

Framework and tools

The Bank’s operational risk model defines the necessary elements of suitable management and control of operational risk and compliance with advanced regulatory standards and best practices for operational risk management.

The management and control of operational risk must be carried out throughout its cycle, which includes: strategy and planning; risk identification and assessment; risk monitoring; the application and monitoring of mitigation measures; and the availability of information, appropriate reporting and escalation of relevant aspects when necessary.

Policies and procedures have been defined to regulate the management and control of operational risk, as well as the tools in support of these processes.

The most important operational risk tools used by the Bank are the following:

●	Internal events database. The events database provides information to improve operational risk management and control, through root cause analysis, enhancement of risk awareness and events management. Events that are registered in the database can have a financial impact (the Bank records all losses regardless of the amount) or a non-financial impact (such as regulatory, reputational or customer and services).

The internal database is supplemented by the relevant events escalation process, which allows managing and reporting to the Bank’s Management the occurrence of significant operational risk events arising across the Bank on a timely basis.

●	Operational risk and control self-assessment (RCSA). A qualitative process that seeks, using the criteria and experience of a pool of experts in each function, to determine the main operational risks for each function, the status of the existing control environment and their allocation to the different functions within the Bank.

The goal of the RCSA is to identify and assess the material operational risks that could prevent business units or support areas from achieving their objectives. Once they are assessed, mitigation actions are identified if the risk levels prove to be above the tolerable levels.

The Bank also undertakes risk assessments for specific sources of operational risk, enabling a more granular and transversal identification of potential risks. In particular, these are applied to technological risks, fraud, third party risk and factors that could lead to specific regulatory non-compliance, in addition areas that are exposed to money laundering and terrorism financing risks.

●	External event database. The external database provides quantitative and qualitative information, allowing for a more detailed and structured analysis of relevant events that have occurred in the industry, the benchmarking of the losses profile and the appropriate preparation for the RCSA, insurance and scenario analysis exercises.
●	Operational risk scenarios analysis. The objective of this tool is to identify potential events with a very low probability of occurrence, but which could result in significant losses for the Bank, and to establish appropriate mitigating actions. Expert opinion is obtained from the business lines and risk and control managers.
●	Key risk indicators. These metrics provide quantitative information on the Bank’s risk exposure and the existing control environment. The most significant indicators associated with the main risk factors are part of the operational risk appetite.
●	Risk Appetite. Non-financial risks appetite framework is structured as follows:
-	A general statement setting out that the Bank is, on principle, averse to operational risk events that could lead to financial loss, fraud, operational, technological, legal and regulatory breaches, conduct problems or damage to its reputation.
-	General metrics of expected losses and stressed losses.
-	An additional statement, specifically, on the following: internal and external fraud, technological, cyber-risk, anti-money laundering, products commercialization, regulatory compliance and vendor management risk.
-	Continuous follow up to detect breaches in any of our mainly process, avoiding an impact to the Bank’s risk appetite.
●	Internal Audit and regulatory recommendations. These provide relevant information on inherent and residual risk due to internal and external factors, enabling the identification of areas of improvement in the existing processes and controls.
●	Other specific instruments. There are other instruments that enable further analysis and management of operational risk, such as the new products and services assessment, the reporting of key IT and cyber-security events, monthly and annual loss forecasts, business continuity plan (BCP) management, perimeter review and the quality assurance process.
●	Capital model. A loss distribution approach (LDA) model is used to capture the Bank’s operational risk profile, based on information collected from the internal loss database, external data and scenarios.

The main application of the model is to determine operational risk’s economic capital and to estimate expected and stressed losses, which are then used for operational risk appetite.

Model implementation and initiatives

The Bank performs an annual review of the operational risk profile to identify all legal entities, in which the operational risk program must be implemented or improved according to their risk profile.

The main activities and initiatives for effective operational risk management are:

●	Continuous enhancement of the integration of all tools, mentioned above, in order to perform cross- analysis.
●	Greater harmonization and integration of IT & cyber-risk processes within the Bank operational risk methodology framework.
●	Evolving IT, cyber and vendor management appetite metrics by improving their definition, measurement and by stressing the thresholds.
●	Processes improvements for the determination, identification and assessment of standard controls that have been aligned with internal policies, with the aim of strengthening and homogenizing the control environment in the Bank.
●	Establishing independent oversight and evaluation of the Bank’s control environment to challenge adequately the risk and control manager’s views.
●	Continue improving the integration of operational risk in the Bank’s strategic plan, by including information regarding the potential exposure for the next three years as well as the estimated level of losses.
●	Fostering mitigation plans for specific risks such as fraud, cybersecurity and vendor management, among others.
●	Improving the assessment methodology of the cybersecurity transformation plan to identify the risk reduction impact derived from implementation of technical security milestones.
●	Improvements in the contingency, business continuity and crisis management plans on a coordinated initiative with recovery and resolution plans, also providing coverage to emerging risks.
●	Fostering technology risk control (control and supervision of the IT systems design, infrastructure management and applications development) by defining Reference Risks to be assessed during RCSA by business owners and specialized control functions.
●	Developing a framework for the identification, assessment, aggregation and mitigation of Transformation/Change risk.

Operational risk information system

The Bank’s information system for operational risk (Heracles) supports operational risk programs, providing information for management and reporting purposes. Heracles’ main goal is to improve decision-making related to operational risk management throughout the Bank, preventing redundant or duplicated efforts.

This goal is achieved by ensuring that all people responsible for risks throughout the Bank are provided with a fuller and more precise view of their risks in a timely manner, through the integration of several programs, such as risk and control assessment, scenarios, events and metrics with a common set of taxonomies, and methodological standards.

In 2020, further integration of the risk assessments was accomplished with the integration of cyber, vendor and fraud risk assessments in the RCSA module.

In addition, advances were made by the Bank to enable further convergence in: i) risk assessments, ii) libraries of risks and controls, and iii) Internal Audit’s control testing. A process taxonomy was created, to link processes, risks and controls.

Mitigation actions

In line with the model, the Bank implements and monitors mitigation actions related to the main risk sources, which are identified through the operating risk management tools and other external information sources. Furthermore, the Bank continued to promote the preventive implementation of policies and procedures for operational risk management and control.

The most significant mitigation actions are focused on improving the customer security in their usual operations, as well as on continuous improvements in processes and technology, product sales and an adequate and continuous provision of services.

Fraud

The transformation and digitalization of the business imply new threats related to the digital world. To mitigate these risks, new products and control mechanisms are designed and reviewed taking into account potential attacks through digital means.

The use of strong customer authentication processes, the implementation of biometric validation (i.e. facial recognition) in the on-boarding customer process, etc., is becoming increasingly widespread helping mitigate these risks.

About reducing fraud, the Bank deploys specific actions such as the following:

Card fraud:

●	Generalized use of Chip & PIN (operation with PIN-cards, which require the transaction to be signed-off with a numeric code), both in automated teller machines (ATM) and in physical stores, with advanced authentication mechanisms in the communication between the ATM and the point-of-sale and the Bank’s systems.
●	Card protection against electronic commerce fraud:
-	Implementation of a secure e-commerce standard (3DSecure) via two-step authentication based on one-time passwords.
-	Solutions based on mobile applications that let users deactivate cards for e-commerce use.
-	Virtual cards issuance using dynamic authentication passwords.
●	Integration of monitoring and fraud detection tools with other systems, internally and externally, to enhance suspicious activity detection capabilities.

●	Reinforced ATM security by incorporating physical protection elements and anti-skimming, as well as improvements in the logical security of the devices.

Online/mobile banking fraud:

●	Validations of online banking transactions through a second security factor based on one-time-use passwords. Evolution of technology (for example, based on image codes -QR codes - generated from the transaction data).
●	Enhanced online banking security by introducing a transaction risk scoring system that requests further authentication when a given security threshold is breached.
●	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device ID).
●	Monitoring of e-banking platform security to avoid systems attacks.

Cybersecurity and data security plans

Throughout the year, the Bank continued to focus on cybersecurity risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventive actions to be prepared for any attack of this kind.

The Bank has continued to mature its cybersecurity controls and regulations in line with the Bank’s cybersecurity framework, and based in international best practices.

The Bank has also made positive progress with its ambitious program to transform cybersecurity in order to strengthen detection, response and protection mechanisms.

At the same time, cyber threats continue to increase in severity and complexity across all industries and geographies. The Bank regularly reviews and evolves its defenses in order to continuously improve, and address existing and emerging cyber threats.

The second line of defense, cybersecurity risk team has evolved the process for assessment of cyber risk to incorporate oversight across all the core cyber risk domains in the information security program. This includes oversight and assessment of risk reduction effectiveness of the cybersecurity transformation plan.

Vendor management

As part of its digitalization strategy, the Bank aims to offer its customers the best solutions and products available in the market, which in many cases entail an increase in outsourcing activities or the employment of third party services. This aspect, together with the intensive use of new technologies such as the cloud, the increase of cyber-related risks and an increase in regulatory pressure in this area, making it necessary to reinforce procedures and controls to ensure that the risks arising from hiring suppliers are known and managed appropriately.

In order to cover new regulatory requirements, the Bank’s efforts have mainly been aimed at:

●	The definition of new criteria for classifying services according to their level of relevance. This level of relevance will determine the different requirements for approval, registration and monitoring of the services.
●	Methodology improvements to identify and analyze inherent risks.

●	Controls have been reinforced in the different phases of the vendor management model to ensure that services that involve accessing or processing of sensitive data, including personal data, are correctly identified and classified.
●	The escalation policy has been revised to ensure that the essential outsourcing functions and the critical and high relevance services are reviewed and approved in the appropriate forums, and that the relevant incidents associated with suppliers that provide these services are escalated in due time and manner for review and adequate decision-making.
●	Definition and monitoring of indicators and dashboards with regard to the model implementation process.
●	Reviewing and enhancing the data quality for relevant services and associated suppliers inventories.
●	Progress in the implementation of a management system that automates the supplier management cycle different phases to achieve enhanced process control and higher information quality.
●	Training and raising awareness of risks associated with suppliers and other third parties.
●	Identification of the main suppliers (watchlist).
●	Definition of the procedure for ‘Exit Strategy’.
●	Deployment of the Vendor Risk Assessment Centre (VRAC) function with the aim of making supplier assessments more efficient and standard, ensure that related risks are adequately covered, and execute a certification process before the service is provided.

Other relevant mitigating actions

With regards to mitigation measures related to customer practices, products and businesses, the Bank works to continuously improve and implement policies on aspects such as products and services selling, management and analysis of customer complaints, prevention of money laundering, terrorism financing and compliance with new regulations.

Analysis and monitoring of controls in Santander Corporate & Investment Banking

Due to the specific nature and complexity of the financial markets, operational control procedures are subject to continuous improvement at Santander Corporate & Investment Banking (business unit which performs the activity related to these markets), which currently focuses on the following aspects:

●	Reporting and monitoring tools have been strengthened, generating a more robust and systematic methodology for periodic measurement of the main risks, ensuring an adequate level of maturity of all the operational risk tools.
●	Continuous improvement of the control model related to regulatory requirements such as Markets in Financial Instruments Directive (MiFID II), US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd Frank Act), Regulation EU 648/2012 on OTC financial derivatives, central counterparties and trade repositories (EMIR), IFRS 9 and General Data Protection Regulation (GDPR) among others.
●	The risk of unauthorized trading continues to be monitored through a specific risk appetite metric. As part of the control environment continued process of improvement, the guidelines and their monitoring have been strengthened. Further, new reports are being defined to produce more granular monitoring of market operations re-enforcing business continuity plans, incorporating new scenarios adapted to new industry risks (i.e. cybersecurity scenarios).
●	Strengthening business continuity plans, incorporating new scenarios adapted to new industry risks (i.e. cybersecurity scenarios).
●	Implementation of new tools that reinforce control over communications that occur in the markets trading rooms, among others with a focus on monitoring conduct risk.

Finally, it should be noted that the business remains immersed in a transformation process that involves the updating of its technological platforms and operational processes, which will, among other objectives, strengthen the control model and reduce the operational risk associated with these activities.

Insurance’s role in operational risk management

The Bank considers insurance as a key element in the management of operational risk. The Own Insurance function achieved a greater level of maturity, obtaining greater consistency and ensuring total coordination between the different functions involved in the insurance management cycle.

The following activities should be highlighted:

●	Continuous fostering of the relationship between the own insurance, operational risk and first line areas, to attain the objective of effective insurable risk management, through their active participation in the insurance and other relevant fora established by the Operational Risk function (i.e. fraud forum).
●	Permanent review of the Bank's risks with respect to contracted hedges, in order to identify all risks that may be subject to insurance coverage, analyzing the suitability of the policies for the risks covered and taking appropriate corrective measures in case it is deemed necessary.
●	Monitoring insurable losses and events identified in the insurance policies, establishing action protocols and specific monitoring fora. Identification of all risks in the Bank that can be hedged with insurance, including the identification of new insurance coverage for risks already detected in the market.

Likewise, the Own Insurance function has continued developing its role of protecting the consolidated income statement, mainly through the following tasks:

●	Establishment and implementation of those criteria to be applied in order to quantify insurable risk, based on the analysis of losses and scenarios, which allow determining the level of exposure of the Bank to each risk.
●	Analysis of the coverage available in the insurance market, and negotiation with suppliers according to the procedures established for this purpose by the Bank.
●	Recovery of insured losses, maximizing the efficiency of the hedged through policies.
●	Participation in various Bank fora/committees related to risk management, increasing their interaction with other Bank functions and ability to properly identify and evaluate insurable risks, as well as their knowledge of existing policies and activation procedures for other Bank areas.

Business continuity plan

The Bank has a Business Continuity Management System (BCMS), that is a holistic management process which identifies the potential impacts threatening the Bank and sets out the protocols and governance to assure the capacity for effective response, so as to minimize the impact of a possible interruption in business operations, protecting brand reputation, image and safeguarding the interests of the main stakeholders and, in short, making the Bank more resilient against contingency events.

The object of the business continuity management model is to define the principles, functional and governance aspects, in addition to the main associated processes and instruments that can be used to adequately develop and implement a business continuity management system, hereinafter BCMS, aligned with sector best practices and which an cover regulatory requirements established for that purpose.

a)	Business impact analysis

Business impact analysis (BIA) is a criticality analysis matrix, the analysis is based on a compilation of the processes that form part of the activity of each of the Bank’s business units. A criticality assessment is then performed.

b)	Continuity strategies

The Bank has the following Data Centers: CTOS I, CTOS II, Data Center Jurica, Alternate Data Center Cantabria. The Bank has established three buildings for the contingency operation.

c)	Activation of the business continuity plan

The response protocols for events that cause unexpected or unplanned downtime in critical business operations, must be in alignment with the Bank’s risk escalation policy.

In addition, if the event reach severity levels which could be considered as “BAU alert” situation or worst (“Silver” or “Gold” level special situations), as defined within the “Comprehensive Management Model for Special Situations”, the escalation and management procedures established in the Bank’s special situations management policy will be also activated.

d)	Testing and Maintenance
●	CNBV, the Mexican Central Bank and Internal Audit are informed periodically of the results of the Business continuity plan (BCP) and Data recovery plan (DRP) exercises.
●	All plans are tested once a year.
●	Our alternate operations sites (Centros Alternos de Trabajo o CAT by its Spanish acronym) is tested every year.
●	High availability tests are performed periodically.
●	The Bank performs programed maintenance to BCP at least once a year to ensure that the plans are updated.
●	Continuous updates to BCP and DRP are made in case of changes in the Bank’s organizational structure, technology infrastructure and human resources.

3.   Key metrics

Operational risk profile was stable during 2020.

COVID-19 pandemic led to an increase in the inherent operational risk exposure, although the Bank has put in place additional controls in order to maintain operational risk levels prior to COVID-19 health crisis and reinforce the existing ones. The Bank continues closely monitoring the impact of the COVID-19 pandemic in the risk profile and existing control environment.

The following aspects were considered a management focus during 2020:

●	Business continuity plans were effectively deployed to support all the employees, customers and business units.
●	IT performance and support, in order to continue ensuring availability and adequate performance of services, especially in online banking and call centers.
●	Transaction processing related to the volume of new loans and multiple changes in existing portfolios derived from the Support Program and internal policies.
●	Third party risk exposure, as critical providers are being closely watched with focus on business continuity capabilities and service level agreements compliance.
●	Fraud and cyber risk threats across the industry and reinforcement of the Bank’s control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightening monitoring as a preventive measure.
●	People risk, following the return to offices and/or work from home situation. Measures have been implemented throughout the Bank to ensure a suitable and safe work environment for all employees.

In 2020, levels of losses in relative terms by Basel categories were lower than as of 2019. There has been no major events related to the COVID-19 pandemic.

Losses in the category of employee practices and damage to physical assets, increased compared to 2019, while external fraud and processes related losses decreased.

Regarding external fraud, the majority of losses are related to forgery and identity theft, and the fraudulent use of debit and credit cards. The forecast for next year is for this trend to continue, with a potential intensification of the fraudsters' activity in payment transactions and electronic commerce. In this regard, the Bank is continuously improving its monitoring and control procedures and tools with the goal of tackling these risks.

f)    Compliance and conduct risk

1.    Introduction

The Compliance and Conduct function fosters the Bank´s adherence to the rules, supervisory requirements, and the principles and values of good conduct, by setting standards, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to:

●	Regulatory compliance.
●	Financial crime compliance (FCC).
●	Product governance and consumer protection.
●	Reputational risk.

Under the current configuration of the Bank’s three lines of defense, Compliance and Conduct is an independent second line control function organizationally under the CRO, reporting directly and regularly to the Board of Directors and its committees, through the Chief Compliance Officer (CCO).

The Bank’s goal is to minimize the probability of non-compliance events and to identify, evaluate, assess, manage, control and report any potential irregularities that may occur.

The Bank sets out in its risk appetite model its zero tolerance for Compliance and Conduct risks with the goal of minimizing the probability of any economic, regulatory or reputational impact. In order to achieve this goal, Compliance and Conduct risk is managed through a homogeneous process carried out towards a common methodology and taxonomy, fully aligned with the Risk function principles, by establishing a series of risk indicators, assessment matrices and qualitative statements.

The Annual Compliance Program (ACP) is the key management tool for covering a wide scope of around seventy activities related to risk management, governance and culture. The Board of Directors and the management team of each business unit supervise the Annual Compliance Program, and it is validated by the Bank Compliance and Conduct function. It details the main activities to be developed by the function throughout the year, classified into the following categories: i) governance; ii) findings and recommendations; iii) regulatory radar; iv) risk management; v) culture and vi) improvement projects.

2.    Governance

The CCO reports to the Bank’s governing and management bodies. This is independent of other reporting obligations by the Risk function to the governance and management bodies of the Bank’s risk profile, which also includes compliance and conduct risks.

The governance structure is composed of the general compliance committee (include reputational risk and data protection topics) and two supporting governance fora: product governance forum and the anti-money laundering and terrorism-financing forum.

The general compliance committee is the high-level collegiate body of the Compliance and Conduct function. Its main responsibilities are as follows:

●	Proposing updates and modifications to the general compliance and conduct framework and other corporate frameworks sponsored by the Compliance and Conduct function for ultimate approval by the Board of Directors.
●	Reviewing significant compliance and conduct risk events, measures adopted and their effectiveness.
●	Setting up and assessing corrective actions when risks of this kind are detected in the Bank, either due to weaknesses in the existing management and control or due to emerging new risks.
●	Monitoring newly issued or amended regulations and establishing their scope of application in the Bank, and, if necessary, defining adaptation or mitigation actions.

3.   Compliance and conduct risk management

The Compliance and Conduct risk management follows the Bank’s three lines of defense model as an independent second line control function.

One of the Compliance and Conduct function’s cornerstones consists on overseeing the effective implementation and monitoring of the General Code of Conduct (GCC) under the supervision of the compliance committee and, if relevant, of the risk supervision, regulation and compliance committee.

The GCC along with other codes and rules and regulations that implement it, includes oversight of the corporate defense model and promotion of the Bank’s Whistleblowing channel model.

The GCC catalogues the ethical principles and rules of conduct by which all activities of the Bank’s employees must be governed. This code must be understood and applied along with the other internal development regulations. The GCC establishes the following:

●	Compliance functions and responsibilities on the application of the General Code of Conduct;
●	General ethical principles of the Bank;
●	General standards of conduct;
●	The consequences in case of breach;
●	A whistleblowing channel, which allows employees who are aware of allegedly misconducts or that are not aligned with the corporate behaviors, communicate them confidentially and anonymously.
●	Monitoring of personnel’s accounts dealing and flow of material non-public information.

The following paragraphs provide the details on how risk management is conducted for the additional items that are under the Compliance and Conduct function’s scope: regulatory compliance, securities market, product governance and consumer protection, financial crime compliance and reputational risk, among others.

Regulatory Compliance

The Regulatory compliance is responsible for controlling and supervising regulatory risks related to employees and securities markets, developing policies and rules.

The following functions are in place for the adequate control and management of regulatory compliance risks:

●	Application and interpretation of the GCC and other codes and rules and regulations that implement it, including oversight of the corporate defense model and promotion of the Bank’s Whistleblowing channel model.
●	Development and application of policies and rules aimed at preventing market abuse, paying special attention to the use of common methodologies and corporate tools.
●	Control and supervision of regulations related to: (i) markets, mainly, Stock Markets Law (Ley del Mercado de Valores) and applicable orders, Regulation EU 648/2012 on OTC financial derivatives, central counterparties and trade repositories (EMIR), US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd Frank Act) and Section 619 of the Dodd-Frank Act (Volcker Rule) and (ii) data management, Foreign Account Tax Compliance Act (FATCA) and the Common Reporting Standard (CRS) approved by the Organisation for Economic Co-operation and Development (OECD) Council on July 15, 2014.
●	Disclosure of relevant Bank information (material facts).

The most relevant areas of the Regulatory compliance function are described below:

A. Employees

The main objective of this function is to extend the ethical and compliance culture across the Bank, establishing internal standards for the prevention of criminal risks, conflicts of interest or anti-competitive behaviors based on the principles established by the General Code of Conduct, which is the central element of Regulatory Compliance.

The Bank in its firm commitment against any form of corruption, whether in the public or private sectors, has an Anti-Corruption policy whose purpose is to establish the guidelines to be applied, assign the relevant roles and responsibilities and establish certain anti-corruption elements for its governance. This policy, which can be supplemented by any additional stricter controls derived from more demanding local regulations or obligations and their specific training, includes elements aimed at mitigating and preventing corruption and bribery within the Bank, such as:

●	Guidelines regarding gifts and invitations extended to public officials.
●	Guidelines regarding the conduct of agents, intermediaries, advisors and business partners.
●	Control and prevention measures regarding third parties (agents, intermediaries, advisors and business partners) with whom the Bank operates; due diligence processes for third parties who are not of renowned prestige; anti-corruption clauses; payment controls; accounting controls.
●	Guidelines regarding the acceptance by Bank employees of gifts or invitations.

The whistleblowing channel’s goals are:

●	Contribute to the Bank´s cultural transformation, since it allows to escalate behaviors that are not aligned with our corporate values, in addition to other more usual compliance related cases, such as unlawful acts or breaches of the GCC.
●	Create a working environment where employees feel able to “Speak Up” and are “Truly Listened” to, in line with our Responsible Banking strategy and with our aim to be a bank that is Simple, Personal and Fair.
●	Support financial crime compliance according to the existing regulations and culture objectives.

B. Market abuse

Regulatory compliance tools for market abuse risk prevention and management comprises:

●	Control room: Monitoring of personal account dealing and flow of material non-public information.
●	Surveillance: Monitoring of the traders and sales personnel activity at the trading floor and ALCO.

C. Market regulations

Regulatory compliance carries out the risk management of the main international markets regulations that affect the Bank, such as Stock Markets Law (Ley del Mercado de Valores) and applicable orders, Dodd-Frank and Volcker Rule, among others.

D. Data management

The focal points for Regulatory compliance are:

●	Consolidation of programs and control framework based on three pillars: key compliance indicators (KPI), supervision of compliance with regulatory obligations and annual risk self-assessment.
●	Publication of guidelines and criteria for the processing of personal data.
●	Monitoring of corporate and local initiatives to ensure the effectiveness of the compliance program regarding personal data: review of materials and training courses for all Bank employees; reinforcement of key internal processes (supplier management; information transfers, exercise of ARCO rights, security incident management, among others). ARCO rights are defined as right of access, rectification, cancellation and opposition of the holders on their personal data.
●	Fostering cooperation and best practices sharing among business units.

Foreign Account Tax Compliance Act and the Common Reporting Standard

●	In terms of the automatic exchange of tax information among countries (FATCA and CRS), the main oversight activities are centered around: (i) reporting obligations according to local provisions; (ii) remedial actions following Internal Audit’s recommendations and (iii) reinforcement of the control framework (KPI and controls).

Product governance and consumer protection

The product governance and customer protection mission is to ensure that the Bank acts in the customer´s interest by complying with regulations, the entity’s values and principles. This mission is achieved through the following drivers:

Culture

●	Establish the principles of conduct and risk management throughout the commercialization process and the relationship with retail customers. At the same time, establish and manage a strong governance culture.
●	Promote an appropriate culture with a Simple, Personal and Fair approach, to act in the customers´ best interest.

Processes

●	Ensure that products are designed to meet the characteristics and needs of customers, with an appropriate balance of risks, costs and profitability.
●	Oversee the sale process to the adequate target market, with proper commercial treatment and transparency of information, as well as salesforce training and compensation systems that encourage performance in the best interest of the customer.
●	Ensure that customer service, post-sale systems and processes facilitate a Simple, Personal and Fair approach to customers, as well as adequate detection and management of any possible deterioration of products and services.

Management

●	Ensure that decisions are made, action plans are defined and followed when necessary, and that Bank’s Management and statutory bodies are properly informed.

●	Oversee the design and execution of controls throughout the commercialization and customer relationship process.
●	Identify risks through customer’s voice, regulatory guidelines, industry practices, supervisor and auditor opinions, and learning from internal/external events.
●	Apply Bank risk assessment methodologies, such as management indicators, thematic evaluations, and self-assessments.
●	Mitigate conduct risks with customers through solid oversight, reviewing conduct management based on regular reporting, and capacity and maturity model assessment.

Financial Crime Compliance (FCC)

One of the Bank’s strategic objectives is to maintain advanced and efficient financial crime compliance systems, constantly adapted to international regulations, with the capacity to confront new techniques deployed by criminal organizations.

As a part of the second line of defense, the FCC function ensures that risks are managed in accordance with the risk appetite defined by the Bank and promotes a strong risk culture through the organization. The FCC function is ultimately responsible for supervising and coordinating the FCC systems in collaboration with the business units and control areas, requiring the implementation of the necessary programs, measures and enhancements.

The Bank anti-money laundering (AML) and countering terrorism financing (CTF) policy is based on three main pillars: comply with the highest international standards, their adaptation and to establish global policies and technology systems to facilitate such compliance.

Reputational risk

Reputational risk is defined in the Bank as the risk of a current or potential negative economic impact due to damage to the perception of the Bank on the part of employees, customers, shareholders and investors, and the wider community.

Reputational risk may arise from a multitude of sources and in many cases from other risks. In general, these sources may be related to the Bank's business and support activities, the economic, social and political environment and events associated with our competitors. Consequently, the management of this risk requires interaction with both first and second lines of defense functions responsible for the relationship with stakeholders, in order to ensure a consolidated oversight of the risk, efficiently supported on the current control frameworks.

The reputational risk model is based on a prominently preventive approach to risk management and control, and on effective processes for the identification and management of early warnings of events and risks, and subsequent monitoring and management of events and detected risks.

Transformation and improvement projects

In accordance with the organizational principles defined in the function, transversal functions support specialized vertical functions, providing them with methodologies and resources, management systems and information and support in executing multidisciplinary projects and activities, among them:

●	Development of AML risk assessment methodologies. This initiative aims to provide the Bank with new tools to help identify, measure and control the risks of money laundering. Through the development of statistical models or by expert judgment, the Bank is able to have information that allows it to focus its efforts to prevent these crimes. These developments rely heavily on data analytics functions.
●	Analytic process. This initiative aims to provide the Bank with tools to help in its information analytical projects. It has the ability to massively analyze information with big data tools, process the information with different programming languages, and finally execute advanced analyzes.
●	Transaction monitoring. The transaction monitoring process is one of the most time-consuming activities, due to the high number of alerts, an area where previous expertise domain, rules, conditions and thresholds define the risk that the Bank would like to control.

g)   Model risk

1.    Introduction

A model is defined as a system, approach or quantitative method that applies theories, techniques or statistical, economic, financial or mathematical hypotheses to transform input data into quantitative estimates. The models are simplified representations of real world relationships between characteristics, values and observed assumptions. This simplification allows the Bank to focus attention on specific aspects which are considered most important for applying a given model. The Bank uses models for different purposes such as admission (scoring/rating), capital calculation, behavior, provisions, market and operational risk, compliance, liquidity, among others.

The use of all those models entails model risk, defined as the potential negative consequences arising from decisions based on the results of wrong, inadequate or incorrectly used models.

According to this definition, the sources of model risk are as follows:

●	The model itself, due to the utilization of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.
●	Incorrect use of the model.

The materialization of model risk may cause financial loss, erroneous commercial and strategic decision-making or damage to the Bank’s transactions.

The Bank has been working towards the definition, management and control of model risk for several years. In 2015, a specific area was established within the Risk area in order to manage and control this risk.

To ensure adequate model risk management, the Bank has in place a set of policies and procedures which establish the principles, responsibilities and processes to follow during the model life cycle detailing aspects related to organization, governance, model management and model validation, among others.

The supervision and control of model risk is proportional to the importance of each model. In this sense, a concept of ‘Tiering’ is defined as the main attribute used to synthesize the model’s level of importance or model significance, this criteria defines the intensity of the risk management processes that must be followed.

The model risk management is organized around four pillars:

●	Key elements: Governance, risk appetite, management scope and risk policies.
●	Processes: Model life cycle.
●	Communication: Internal and external communication (monitoring, reports, training, among others).
●	Model Risk Facilitators: Infrastructure, tools and resources.

2.   Model risk management

Model risk management and control is structured around a set of processes regarded as the model life cycle. The definition of the model life cycle phases in the Bank is outlined as follows:

Identification

As soon as a model is identified, it is necessary to ensure that it is included in the model risk control perimeter.

One key feature for a proper model risk management is to have a complete inventory of the models used.

The Bank has a centralized inventory, created based on a uniform taxonomy for all models used at the different business units. The inventory contains all relevant information for each model, which allows them to be monitored properly according to their relevance and the tier criteria.

Planning

This is an internal annual exercise, approved by the Bank’s governance bodies, which aims to establish a strategic action plan for all models included in the scope of management of the Model Risk function. It identifies the needs for resources related to the models that are going to be developed, revised and implemented during the year.

Development

This is the model’s construction phase, based on the needs established in the models plan and with the information provided by the specialists for that purpose.

The development must take place using common standards for the Bank. This ensures the quality of the models used for decision-making purposes.

Internal validation

Independent validation of models is not only a regulatory requirement, but it is also a key feature for proper management and control of the Bank’s model risk.

Hence, there is a specialized unit, independent from developers and users, which draws up technical opinions on the suitability of internal models, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion for each model is expressed through a rating, which summarizes the model risk associated with it.

The internal validation process covers all models within the model risk control scope, ranging from those used in the Risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provision models, stress tests, among others) to other models used in different functions that support decision-making.

The validation scope includes not only more theoretical or methodological aspects, but also the IT systems and the data quality that models rely upon for their effective functioning. In general, it includes all relevant aspects related to Risk management (controls, reporting, uses, involvement of senior management, among others).

One of the key tasks related to the internal validation is the consistency analysis process carried out by the different validators, which includes the review of the issued recommendations, their severity and the rating assigned. In this way, it acts as an important point of control of the consistency and comparability of the validation works. The validation works are only concluded once this phase of consistency has been completed.

Approval

Before being deployed and therefore used, each model must be submitted for approval to the corresponding governance bodies.

Deployment and use

This is the phase during which the newly developed model is implemented in the system in which it will be used. As mentioned already, this implementation phase is another possible source of model risk. It is therefore essential that tests be conducted by technical units and the model owners to certify that the model has been implemented pursuant to its methodological definition and that it works and performs as expected.

Monitoring and control

Models have to be regularly reviewed to ensure correct performance and that they are suitable for purpose. Otherwise, they must be adapted or redesigned.

Additionally, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and all related internal regulations.

Model Decommissioning

A model decommissioning can be driven by different causes, such as the model is not performing appropriately, the model has been inactive for a considerable amount of time or there is a new model replacing a current one.

h)   Strategic risk

1.    Introduction

Strategic risk is the risk of loss or damage arising from strategic decisions or their poor implementation, or from the inability to adapt to external developments.

The Bank’s business model must be considered as key factor that is pivotal to strategic risk. It has to be viable and sustainable; therefore, it must be able to generate results in accordance with the Bank’s targets, every year and at least during the following three years, as well as being consistent with the Bank’s long-term view.

Strategic risk can be split into three main components:

●	Business model risk: the risk associated with the Bank’s business model. This includes, among others, the risk of the model becoming obsolete, irrelevant, and/or that it loses value to generate expected results.
●	Strategy design risk: the risk related to the strategy set out in the Bank’s long-term strategic plan, including the risk that this plan may not be adequate per se, or due to its assumptions, and thus resulting in the Bank may not be able to deliver expected results.
●	Strategy execution risk: the risk associated with the execution of the three-year financial plan. Risks considered within this component include potential impacts due to both internal and external factors, the inability to react to changes in the business environment, and risks associated with corporate development transactions.

2.   Strategic risk management

Strategic risk is viewed as a transversal risk and a Bank target-operating model that is used as a reference by the Bank’s business units. This model encompasses the procedures and necessary tools for robust monitoring and control, which can be summarized as follows:

●	Strategic plans: the Strategic risk function, with the support of the different areas within the Risk area, independently monitors and challenges the risk management activities performed by the Bank’s Corporate Development and Strategy function. It is an additional component, albeit independent, that is fully integrated in all the Bank’s strategic plans.
●	Corporate development transactions: the Strategic risk function, with the support of the different areas in the Risk area, ensures that corporate development transactions are subject to a risk assessment that comprises their potential impact on both Bank’s risk profile and risk appetite.
●	Top risks: under stressed assumptions, the Bank identifies, evaluates, monitors and proactively manages those risks that may have a significant impact on its results, liquidity or capital affecting its financial health.
●	New products commercialization: The Strategic risk function participates in the process of assessing and validating any new product or service proposal before it is launched on the market by the Bank ensuring full alignment with the defined strategy.
●	Strategic risk report: prepared jointly by the Bank’s Corporate Development and Strategic risk function, as a combined tool for the monitoring and assessment of the Bank’s strategy, in addition to associated risks. This report is presented to the Bank’s Management and covers several topics: strategy execution, strategic projects, corporate development transactions, business model performance, top risks and risk profile.

49. Associated entities and consolidated subsidiaries

a) Associated entities

		Place of	Percentage of
		incorporation and	direct
	Principal activity	operation	shareholding

Santander Merchant Platform Solutions México, S.A. de C.V.	Merchant Business	Mexico City	49%

Following is a summary of the financial information on the associated entity as of December 31, 2020:

2020

Current assets	502
Non-current assets	491
Current liabilities	(290)
Non-current liabilities	(25)
Net assets	678

2020

Revenue	1,834
Expenses	(1,464)
Operating profit before tax	370
Income tax	(7)
Profit for the year	363
Other comprehensive income	—
Total comprehensive income	363

As of December 31, 2020, the income accounted for using the equity method recognized in the consolidated income statement was 178 million pesos.

The table below provide the reconciliation of carrying amount of the investment in associated entities recognized in the consolidated balance sheet as of December 31, 2020:

2020

Reconciliation to carrying amount:
Net assets on investment date	315
Profit for the period	363
Closing net assets	678
Bank’s share in associated entity (percentage)	49%
Bank’s share in associated entity	332
Goodwill	669
Carrying amount as of December 31, 2020	1,001

COVID-19 pandemic did not trigger any indication that investments in associated entities may be impaired as of December 31, 2020.

b) Composition of the Bank

The subsidiaries of Banco Santander México, all of which have been included in the consolidated financial statements as of December 31, 2020, are as follows:

		Proportion of	Proportion of
		ownership interest	voting power
Name of subsidiary	Principal activity	held by the Bank	held by the Bank
Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Credit card loans	99.99%	100%
Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Retail loans	99.99%	100%
Centro de Capacitación Santander, A.C.	Not-for-profit (Educational institute)	99.99%	100%
Fideicomiso 100740 Banco Santander, S.A.	Settlement trust	99.99%	100%
Fideicomiso GFSSLPT, Banco Santander, S.A.	Settlement trust	89.14%	100%
Santander Servicios Corporativos, S.A. de C.V.	Services	99.99%	100%
Santander Servicios Especializados, S.A. de C.V.	Services	99.99%	100%
Santander Tecnología México, S.A. de C.V.	Technology services	99.99%	100%
Fideicomiso Irrevocable F/00361	Settlement trust	99.99%	100%
Openbank Santander México, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Financial services	99.99%	100%

Until December 31, 2019, Banco Santander México had 99.99% of proportion of ownership interest held of Santander Vivienda and during 2019, Banco Santander México obtained the authorization to carry out a merger through absorption between Banco Santander México and Santander Vivienda with the former being the surviving entity and the latter being the merged entity (see Notes 3 and 29.d).

The total non-controlling interest recognized in the consolidated balance sheet as of December 31, 2020, amounts to 37 million pesos.

Information in respect to non-controlling interest is presented in Note 27.

c)   Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the consolidated assets and settle the consolidated liabilities as of December 31, 2020:

●	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 23,978 million pesos (see Note 6).

●	Reverse repurchase agreements

70,356 million pesos of debt instruments have been received as collateral in connection with reverse repurchase agreement transactions (see Notes 7 and 11).

●	Repurchase agreements

129,240 million pesos of Mexican government securities (M Bonds, BPATs, UMS and other debt securities) classified as financial assets at fair value through other comprehensive income have been pledged in connection with repurchase agreements transactions (see Note 8).

201,447 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with repurchase agreement transactions (see Note 8).

7,706 million pesos of BREMS R classified as financial assets at amortized cost have been pledged in connection with repurchase agreements transactions (see Note 8).

●	Debt instruments

3,688 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 8).

7,785 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3.4 and 8).

There were not Mexican Government Bonds pledged in connection with repurchase agreements transactions (see Note 8).

There were not Mexican Government Bonds pledged in connection with securities loan transactions (see Note 8).

●	Securities loans

10,729 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loan transactions (see Note 8).

There are no equity instruments pledged in connection with securities loans transactions (see Note 9).

137 million pesos of equity instruments have been received in connection with securities loan transactions (see Note 9).

●	Collaterals in financial derivatives transactions traded in organized markets

4,123 million pesos of loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets (see Note 11).

●	Collaterals in OTC financial derivatives transactions

27,954 million pesos of loans and advances to credit institutions have been pledged in connection with OTC financial derivatives transactions (see Note 7).

5,306 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with OTC financial derivatives transactions (see Note 8).

27,954 million pesos of deposits from credit institutions and customer deposits have been received in connection with OTC financial derivatives transactions (see Note 32).

5,483 million pesos of debt instruments have been received in connection with OTC financial derivatives transactions (see Note 32).

●	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 14,346 million pesos that include 11,217 million pesos in legal reserve of Banco Santander México on an individual basis (see Note 45). In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

●	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo and Santander Inclusion Financiera for 38,500 million pesos and 343 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d)  Financial support

The Bank did not give any financial support to a consolidated structured entity during 2019 and 2020.

*****