Form 20-F/A
period 2020-12-31
Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2021-03-05
CIK 1698287

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

☐  Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has ﬁled all documents and reports required to be ﬁled by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan conﬁrmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the U.S. Securities Exchange Commission on March 4, 2021 (the “Original Filing”). The Company is filing this Amendment solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original Filing due to clerical error. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on March 4, 2021. Accordingly, this Amendment should be read in conjunction with the Original Filing.

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

2.2	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 23, 2020).

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

8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

12.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 12.1 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

12.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 12.2 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

13.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated herein by reference to Exhibit 13.1 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

13.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (incorporated herein by reference to Exhibit 13.2 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

14.1

Opinion of the General Counsel of the Registrant furnished pursuant to Instruction 3 to Item 7.B of Form 20-F (incorporated herein by reference to Exhibit 14.1 to the Company’s Annual Report on Form 20-F (File No. 000-55899) filed with the SEC on March 4, 2021).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Schema Document

101.CAL*	XBRL Calculation Document

101.DEF*	XBRL Definition Document

101.LAB*	XBRL Labels Document

101.PRE*	XBRL Presentation Document

*Filed with this Amendment No. 1 to Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector blas Grisi Checa
	Name:	Hector Blas Grisi Checa
	Title:	Executive President and Chief Executive Officer

Date: March 5, 2021