Form 20-F
period 2021-12-31
Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2022-03-03
CIK 1698287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
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

☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to post such files).

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

When we refer to “Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México”, a Mexican broker-dealer, we refer to the Former Holding Company’s brokerage subsidiary, which is now owned by Grupo Financiero Santander México.

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

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this Report to certain financial terms have the following meanings:

●	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations, which are developed by the IFRS Interpretations Committee (previously the International Financial Reporting Interpretations Committee or IFRIC) and issued after approval by the IASB.
●	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.
●	References to our “audited financial statements” are to the audited consolidated financial statements of Banco Santander México as of December 31, 2020 and 2021, and for each of the fiscal years ended December 31, 2019, 2020 and 2021, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this Report.
●	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2021, one UDI was equal to Ps.7.10823 (U.S.$0.3466).

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

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2019, 2020 and 2021 and our consolidated balance sheet data as of December 31, 2019, 2020 and 2021 included in this Report, have been audited under the standards of the Public Company Accounting Oversight Board (“PCAOB”), and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican

Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in Mexico.

IFRS differs in certain significant aspects from Mexican Banking GAAP. We adopted IFRS in 2014. While we have prepared our consolidated financial data as of and for the years ended December 31, 2019, 2020 and 2021 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in Mexico, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this Report regarding our relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this Report has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be interpreted as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.20.51 per U.S.$1.00, the rate calculated on December 31, 2021 (the last business day in December) and published on December 31, 2021 by the Mexican Central Bank, as the closing exchange rate (tipo de cambio de cierre de jornada). The Mexican Central Bank publishes the Closing Exchange Rate at 2:10 p.m. every bank business day. The translation of consolidated income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded.

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

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

PCAOB	Public Company Accounting Oversight Board (United States)

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

RWA	Risk-weighted assets

Santander Consumo	Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada

SEC	U.S. Securities and Exchange Commission

Santander Tecnología	Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

Skip Payments

A debtor relief program established by the CNBV in response to the

COVID-19 pandemic permitting individuals and SMEs to defer principal and/or interest payments due on loans for up to four months, with the possibility of extending it for an additional two months, without such loans being considered impaired under Mexican Banking GAAP.

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.250,000,000 (U.S.$12,190,662).

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

x

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

Risks relating to our business

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

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

We are subject to potential action by any of our regulators or supervisors, particularly in response to customer complaints.

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

ENFORCEMENT OF JUDGMENTS

We are a stock corporation (sociedad anónima de capital fijo) incorporated in accordance with the laws of Mexico. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. We have been advised by such special Mexican counsel that no bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and the non-violation of Mexican law and/or the Mexican public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case, provided that U.S. courts would grant reciprocal treatment to Mexican judgments.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Directors and Senior Management

Not applicable.

B.   Advisers

Not applicable.

C.   Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.   Offer Statistics

Not applicable.

B.   Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

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

Risks Associated with Our Business

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Health and safety restrictions adopted in 2020 to contain the impact of the COVID-19 pandemic, including imposing mass quarantines, shelter-in-place orders, medical screenings travel restrictions and limiting public gatherings, resulted and may continue to result in a severe decrease of global economic activity and decreases in production and demand, which led to sharp declines in the gross domestic product (GDP) of those countries which were most affected by the pandemic, including Mexico. Other consequences included increased unemployment levels, sharp decreases and high volatility in the stock markets, disruption of global supply chains, exchange rate volatility, steady customer draws on lines of credit, decline in real estate prices, and uncertainty in relation to the future impact in regional and global economies in the medium and long term. These measures also negatively impacted, and could continue to negatively impact, businesses, market participants, our counterparties and clients, and the global economy for a prolonged period of time.

It is unclear how the macroeconomic business environment or societal norms may be impacted after the pandemic. The post-COVID-19 environment may undergo unexpected developments or changes in the financial markets, fiscal, tax and regulatory environments as well as customer and corporate client behaviour which could have an adverse impact on our business.

In 2021, high vaccination rates in many countries and a progressive relaxation of health and safety restrictions have contributed to an increase in employment levels and recovery of the global economy generally, with some variations across sectors and geographies. However, the pandemic remains dynamic and the emergence of variants resistant to existing vaccines remains uncertain. In addition, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labour shortages and disruptions of global supply chains, that are contributing to rising inflationary pressures.

If new surges in COVID-19 infections force countries to re-adopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) protracted periods of lower interest rates and resulting pressure on our margins; (iii) further material impairment of our loans; (iv) decline in value of collateral; (v) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

Moreover, our operations could still be impacted by risks from remote working arrangements or bans on non-essential activities. During 2020, we had more than half of our total workforce working remotely, which increased cybersecurity risks given greater use of computer networks outside the corporate environment.

During 2021, there was a progressive move to return to the office while still maintaining flexibility to work remotely, particularly during the peaks of the COVID-19 waves. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

The COVID-19 pandemic may persist for some time, which could affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, and may also increase the likelihood and/or magnitude of other risks described in this Risk Factors section. The extent to which the consequences of the COVID-19 pandemic affects our business, financial condition, liquidity and results of operations will depend on future developments that remain uncertain, including the rate of distribution and administration of vaccines globally, the severity and duration of any resurgence of COVID-19 variants, future actions taken by governments, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers.

The credit quality of our loan portfolio may deteriorate and our allowance for impairment losses could be insufficient to cover our actual losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of non-performing loans may increase as a result of growth in our total loan portfolio and/or future portfolio acquisitions (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions, including as a result of a prolonged COVID-19 pandemic or a weaker-than-expected economic recovery after the COVID-19 pandemic. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our allowance for impairment of losses is assessed based on our current expectations of various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future allowance for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to segments in which the Bank is focused, such as mortgages, payroll and auto loans, and the introduction of new products, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our allowance for impairment losses, which may adversely affect us. Additionally, in calculating our allowance for impairment losses, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon historical data that may not reflect future events. For further details regarding our risk management policies, see the risk “Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks” below.

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

A substantial number of our customers are individuals, approximately 42.3% of our total loans and advances to customers as of December 31, 2021, and, to a lesser extent, SMEs (companies with annual revenues of less than Ps.250 million (U.S.$12.2 million), which accounted for approximately 7.3% of our total loans and advances to customers as of December 31, 2021. Individuals and SMEs loans, are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals, who have greater economic resources. For example, we deferred payments and refinanced a number of loans for individuals and SMEs pursuant to COVID-19 relief programs in 2020. Consequently, in the future we may experience higher levels of non-performing loans, which could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results. For the year ended December 31, 2021, non-performing loans were Ps.22,653 million and total written-off loans debited against our allowance for impairment losses were Ps.26,477 million. Non-performing loans related to individuals and SMEs represented 56.1% and 6.8%, respectively, of our total non-performing loans for the year ended December 31, 2021, as compared to 70.2% and 14.4%, respectively, of our total non-performing loans for the year ended December 31, 2020. Written-off loans related to individual and SMEs loans represented 65.0% and 26.7%, respectively, of our total written-off loans for the year ended December 31, 2021, as compared to 63.3% and 21.1%, respectively, for the year ended December 31, 2020. There can be no assurance that the levels of non-performing loans and subsequent write-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the mortgage portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. As of December 31, 2021, our mortgage loan portfolio totaled Ps.200,488 million, representing 26.3% of our total loans and advances to customers. If the economy and real estate market in Mexico experience a significant downturn due to any global financial and economic crisis, this could materially and adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in a higher allowance for impairment losses and subsequent write-offs. This may materially and adversely affect our asset quality, results and financial condition.

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

Our fees and commissions income (net) from credit and debit cards can also be affected by general economic conditions. For example, we saw decreases in volume and invoicing of credit card transactions in the second and third quarters of 2020 as consumer confidence decreased as a result of the economic uncertainty resulting from the COVID-19 pandemic. Transaction volumes increased by the fourth quarter of 2020 and we saw strong growth in credit card transaction volume and invoicing in 2021. However, any further decline in consumer confidence could further decrease credit card transactions, which could have a material adverse effect on our results of operations and financial condition.

Even in the absence of a market downturn, our revenues from commissions may also be reduced by legislative changes affecting the financial system.

The financial problems faced by our customers could adversely affect us.

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

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

Our main competitors are BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat.

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in Mexico. According to the CNBV, as of December 31, 2021, Mexico’s ten largest domestic banks, measured in terms of assets, held 83.4% of the total assets in the Mexican banking system; five of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

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

Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards Internet and mobile banking may require changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect on our competitive position.

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms which are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with big technology companies, such as Apple, Google, Amazon, Facebook and Microsoft, can make it more difficult for us to successfully compete with them and could adversely affect us.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of a prolonged COVID-19 pandemic or a weaker than expected economic recovery after the COVID-19 pandemic and macroeconomic factors affecting Mexico’s economy. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2021, the loan-to-value ratio of our mortgage loan portfolio and the loan-to-value ratio for originations were 52.5% and 69.4% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make an additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

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

From December 31, 2019 to December 31, 2020, total loans and advances to customers decreased by 1.6% to Ps.712,983 million (U.S.$34,767 million), during which period our consumer loans to individuals decreased by 1.6% to Ps.116,227 million (U.S.$5,668 million) and our mortgage loan portfolio increased by 13.7% to Ps.177,665 million (U.S.$8,663 million). From December 31, 2020 to December 31, 2021, total loans and advances to customers increased by 6.9% to Ps.762,088 million (U.S.$37,161 million), during which period our consumer loans to individuals increased by 5.6% to Ps.122,685 million (U.S.$5,982 million) and our mortgage loan portfolio increased by 12.3% to Ps.200,488 million (U.S.$9,776 million).

The expansion of our loan portfolio (particularly in the mortgage, payroll and auto loan segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this Report. For example, in 2020 our total loans and advances to customers decreased by 1.6%, in line with market trends and weak demand conditions due to the COVID-19 pandemic. In 2021 our total loans and advances to customers increased by 6.9%. Nevertheless, a reversal of the rate of growth of the Mexican economy or a further slowdown in the growth of customer demand as a result of the new variants of COVID-19 pandemic could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for impairment losses. An increase in market competition, changes in governmental regulations or changes in our credit risk appetite could have similar effects on the growth of our loan portfolio and our required allowance for impairment losses. Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

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

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into eight groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. Our risk groups, are aligned on our limits strategy. We measure the loss rates for each of the eight groups over a one-year period and compare the average loss rate to our risk appetite within the credit card portfolio. As of December 31, 2021, approximately 94% of our credit card portfolio was included in the top seven groups, which together had an average loss rate of 5.8%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us. For example, during 2020, our credit card loan portfolio decreased 9.5%, as the COVID-19 pandemic led to a decline in consumer confidence and negatively affected credit card usage and balances. Our credit card loan portfolio recovered somewhat in 2021 in line with the broader economic recovery from the pandemic, but still declined 0.7% year over year as the recovery has been uneven to date.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all their life cycle. In addition, success also depends, to a certain extent, on our ability to continue offering products and services from third parties. However, we cannot ensure that our new products, services and promotional campaigns will be responsive to the needs of our customers or will be successful once offered to our customers, or that they will be successful in the future.

However, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

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

On April 23, 2021, a decree (Decree) was published by the Federal Government to regulate labor subcontracting, when a natural or legal person provides its own workers for the benefit of another person.

When the Decree entered into force, various laws were reformed, added and repealed in order to:

i.)Prohibit the subcontracting of personnel for activities that are part of the corporate purpose and the main activity of the entity, and

ii.)Allow the subcontracting of services and specialized works that are not part of the corporate purpose or main activity of the entity, as long as certain requirements are met, such as the contractor is registered in the public register with the Ministry of Labor and Social Security (“STPS” by its Spanish acronym) and is renewed every three years, and

In compliance with the Decree, the Bank hired 4,891 employees who provided non-specialized services who previously worked in its subsidiaries, and 1,044 Bank employees were transferred to some of its subsidiaries. The impact of the Decree was not material for the pension liabilities of the Bank.

We rely on third parties and affiliates for important products and services.

Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support and software, information technology production and support, Internet connections and network access, including cloud-based services, as well as those of our service providers. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.

In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. While we have diversified providers for the main services and keep strict and close monitoring on them, in some instances, replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements.  Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our affiliates have entered into a number of services agreements, pursuant to which we render services such as administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2021, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.5,419 million, or 17.6% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be impaired, if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no impairment of goodwill was recognized in 2020 or 2021, there can be no assurances that we will not have to write off the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers on sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture and management, our profile and the professional opportunities we offer. In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

There is an increasing concern over the risks of climate change and related environmental sustainability matters.

Climate change may imply three primary drivers of financial risk that could adversely affect us:

●	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes, which could increase expenses and impact our strategies;
●	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patters, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility; and
●	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
●	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.
●	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.
●	Reputational risk: Our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change and the environment, or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies established for risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Macroeconomic Factors and Market Risk

We are vulnerable to disruptions and volatility in the global financial markets.

Global economic conditions deteriorated significantly between 2007 and 2009, and some countries, including the United States, fell into recession. Some major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, experienced significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions). Although most countries had recovered by the end of 2019, the crisis may have increased the vulnerability of several sectors.

In the years before the pandemic, volatile oil prices and a continuous reduction in Mexico’s oil production, downward revisions to the sovereign debt rating of Mexico by credit agencies and capital outflows resulting from unexpected policy measures, caused a deceleration of the Mexican economy. In addition, in 2020, episodes of intense volatility in the global financial markets mainly linked to the impact of the COVID-19 pandemic caused turbulence in Mexican financial markets. The public health crisis  as well as the confinement measures to contain the spread of the virus caused a sharp drop in economic activity.

In 2021, the pandemic continued to interfere with a complete normalization of economic activity in Mexico. Although there has been a partial economic recovery, there can be no assurance that such recovery will continue and the pace at which it would continue, in particular in light of the surge in COVID-19 pandemic cases in the second half of 2021 and the beginning of 2022.

The continuation of these conditions, together with any future downturn in activity in the United States (U.S.), U.S. policies on trade and immigration, and volatility in global financial markets, could have a material adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. The evolution of U.S. monetary policy, and divergent monetary policies around the world, including in Mexico, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we face, among others, the following risks related to the current economic downturn as well as any future economic downturns:

●	Reduced demand for our products and services.
●	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
●	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.
●	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our allowance for impairment losses.
●	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
●	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results.

Despite the partial recovery of the global economy in 2021 after its unprecedented contraction in 2020, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results. A further deceleration of the Mexican economy, a slowing of economic activity in the U.S., unexpected impacts from U.S. monetary policy or unexpected changes to economic policy in Mexico would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

In addition, future developments in financial markets with respect to the COVID-19 pandemic are highly uncertain and cannot be predicted. A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the interest rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit interest rates could have a material adverse effect on our interest margins and liquidity.

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

The COVID-19 pandemic caused and could still cause high market volatility, which could materially and adversely affect us and our trading and banking book.

Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) the balance sheet liquidity risk.

As described below, market risk affects (i) our interest income / (charges); (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions; and (iii) other areas of our business such as the volume of loans originated or credit spreads.

The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.

Market risk could include unexpected or unpredictable risks related to periods in which the market does not calculate prices efficiently (for example, during market interruptions or shocks).

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of an increase or decrease in market interest rates. A movement of 100 basis points (1%) in market interest rates is considered for high volatility currencies, and a movement of 25 basis points for low volatility currencies. As of December 31, 2021, the NIM sensitivity was Ps.298.1 million.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce propensity of our customers to prepay or refinance fixed rate loans. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our securities or loans. We hold a substantial portfolio of debt securities and loans that have both fixed and floating interest rates.

In addition, we may experience increased delinquencies in a low-interest-rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

The market risk in relation to the change in the market value of our assets and liabilities refers to the loss of value of assets or increase in the value of liabilities due to fluctuations in their prices in the markets where those assets or liabilities are traded, or even if not traded, in the value that a third party outsider would be willing to offer in a hypothetical transaction.

The standard methodology that we apply for risk management is Value at Risk (VaR), which measures the maximum expected loss within a certain confidence level and time frame.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our results and the value of our assets and liabilities.

If any of these risks were to materialize, our net interest income or the market value of our assets and liabilities suffer a material adverse impact.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our individual loan portfolio, particularly mortgage, payroll and auto loans. The recoverability of retail loans and our ability to increase the amount of loans outstanding, and our results and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. GDP growth between 2014 and 2019 ranged between 2.1% and 3.3% and then experienced a contraction of -0.3% in 2019 in the context of the change of the Mexican federal government, which led to a significant reduction of public expenditure (particularly public investment) and a series of policy measures that weakened private investment. In 2020, the Mexican suffered experienced unprecedented contraction of 8.5% as a result of the COVID-19 pandemic. In 2021, the Mexican economy experienced an incomplete recovery, with a GDP growth of 5.0% amid new waves of the pandemic that affected the domestic demand and the global supply chain of the manufacturing industry. We can provide no assurance that GDP growth rates will increase in the future, or that they will not regress further.

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

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the COVID-19 pandemic. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in interbank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing interest rates, general liquidity conditions in the financial system and to our credit spreads. Increases in interest rates and/or in our credit spreads, or deterioration of general liquidity conditions, could significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on retail and commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

Central banks worldwide, including the Mexican Central Bank, have taken extraordinary measures to increase liquidity in the financial markets as a direct response to the COVID-19 pandemic, certain of which we have taken advantage of to bolster our liquidity. As of today, we keep a sound liquidity profile and are in no use of the Central Bank’s COVID-19-related liquidity facilities. The COVID-related facilities could be reduced or removed with no significant effects in our structural liquidity. However, the Central Bank is a key participant of the intraday liquidity management and provides various facilities to banks in order to maintain the efficient operation of the payments system. These facilities have been in place for many years long before the appearance of the COVID-19 and we expect them to continue shaping the domestic payments system.

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

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The Liquidity Coverage Ratio (LCR) is a liquidity standard to measure if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. As of December 31, 2021, our LCR ratio was 183.9%, above the 100.0% minimum requirement. The Net Stable Funding Ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 2021, the NSFR ratio for the Bank was 133.6%. Both ratios are calculated in accordance with the European Central Bank. When calculated pursuant to the regulatory requirements of the Mexican Central Bank and the CNBV, the Bank’s average LCR for 2021 was 297.1%.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies evaluate us on a regular basis, and their ratings of our debt are based on a number of factors, including both our financial strength and conditions affecting the financial services industry.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

On December 7, 2021, Fitch Ratings affirmed all Banco Santander México’s credit ratings. The Outlook is Stable. In addition, following Fitch’s update Bank Rating Criteria, the Agency withdrew Banco Santander Mexico's Support Rating (SR) of "2" and assigned it a Shareholder Support Rating (SSR) of "bbb+".

On August 26, 2021, Moody’s affirmed our Adjusted Baseline Credit Assessment at baa1. Our Senior Unsecured Ratings, both foreign and domestic currency, were affirmed at Baa1 while the rating outlook was changed to stable, from negative. Additionally, Moody’s affirmed our long- and short-term counterparty risk assessments (CRAs) at A3(cr) and P-2(cr), respectively.

As part of our funding tools, we rely in part on domestic, peso-denominated issuances with long-term maturities, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively. We have not been required to post additional collateral or take other actions under any of our derivative contracts.

Banco Santander Parent’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s Investors Service España, S.A., A + negative outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd (long term bank deposit rating).

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

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings is linked, to a large extent, to the macroeconomic outlook and, therefore, to the impact of the COVID-19 pandemic (including, for example, new variants, new lockdowns, etc.) on our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

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

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of interest rate benchmarks to alternative rates has begun and will continue over the course of the next few years. While central bank-sponsored committees in various jurisdictions have recommended alternative rates for various important interest rate benchmarks, if a particular benchmark were to be discontinued and an alternative rate had not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect our results.

On March 5, 2021, the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), published an announcement to confirm the dates immediately after which all LIBOR settings will either cease to be provided by any administrator or no longer be representative: December 31, 2021 for all EUR, GBP, JPY and CHF LIBOR tenors and 1-week and 2-month USD LIBOR tenors, and June 30, 2023 for the remaining USD LIBOR tenors (overnight, 1-, 3-, 6- and 12-month). Therefore, since January 1, 2022, most LIBOR settings have ceased to be available. While certain USD LIBOR tenors are expected to continue to be published until June 30, 2023, U.S. regulators and the FCA have published guidance instructing banks to cease entering into new contracts referencing USD LIBOR no later than December 31, 2021, with limited exceptions.

In October 2020, the International Swaps and Derivatives Association (ISDA) launched the 2020 IBOR Fallbacks Protocol, which amends the ISDA’s interest rate definitions used among protocol adherents, to incorporate new fallbacks for legacy non-cleared derivatives linked to LIBOR and certain other interest rate benchmarks. The protocol became effective as of January 25, 2021. We have adhered to this new protocol. Similarly, ISDA’s IBOR Fallbacks Supplement also amended ISDA’s standard definitions to incorporate these new fallbacks in new derivatives entered into on or after that same effective date. Following December 31, 2021, derivatives referencing non-USD LIBOR that were amended through adherence to the 2020 IBOR Fallbacks Protocol or that incorporate the IBOR Fallbacks Supplement are or will be valued using the adjusted version of the applicable risk-free reference rate selected as an alternative to the applicable IBOR by the appropriate national committee.

With respect to USD LIBOR-linked contracts that are governed by New York law, New York State has enacted legislation that will replace references to LIBOR in certain contracts with a benchmark based on the Secured Overnight Financing Rate (SOFR), including any spread adjustment, recommended by the Federal Reserve Board, the Federal Reserve Bank of New York or the Alternative Reference Rates Committee (the ARRC) convened by the Federal Reserve Board and the Federal Reserve Bank of New York. Following the recommendations of international and local organizations, as of January 1, 2022, the Bank is no longer offering new loans and derivatives at USD LIBOR and uses SOFR instead.

In December 2020, the European Union Council endorsed new rules amending the EU Benchmark Regulation (BMR). The aim of the amendments to the BMR is to ensure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in place, and, thus, protect financial stability in EU markets. It is likely that the regulators will decide to use these powers to mitigate, to the extent possible, systemic risks that might result from the phasing out of LIBOR by the end of 2021. The new rules give the European Commission the power to replace the so-called ‘critical benchmarks’, which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the EU. The European Commission will also be able to replace third-country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the EU. In this regard, the European Commission (EC) published two Delegated Regulations in the Official Journal of the European Union, nominating the replacement rates for two interest rate benchmarks: the Swiss Franc London Interbank Offered Rate (CHF LIBOR) and the Euro Overnight Index Average (EONIA). The Regulations took effect from November 11, 2021. As of December 31, 2021, the Bank has no contractual exposure to EONIA rates.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduce a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans and (vii) litigation risks and risks relating to other disputes and actions with clients, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but, with respect to some benchmarks, the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems. For more details, see Note 1 to our audited financial statements included elsewhere in this Report.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in Mexico, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks.

Risk management is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Thus, our losses could be significantly higher than the historical measures indicate. In addition, our statistical models may not take all risks into account.

Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a retail and commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

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

For each of 2019, 2020 and 2021, the Bank received “Satisfactory” rating.

On October 29, 2021, the 2021 “Strategic Questionnaire” was provided to be duly completed no later than February 15, 2022. Therefore, on February 14, 2022, we delivered before the SHCP the “Strategic Questionnaire” duly completed and signed.

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

We are subject to potential action by any of our regulators or supervisors, particularly in response to customer complaints.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to our offices and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement, including intervening institutions, and restricting dividends or bonuses to employees in case of a decrease of regulatory capital. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent or burdensome regulatory fines or sanctions. Some of the regulators are focusing intently on consumer protection and on conduct risk, including profiling customers considering role, and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result, for example, in pricing regulations that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers.

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

Claims by COFECE

Investigation by COFECE in the payment systems market

In 2018, COFECE initiated an investigation proceeding regarding the payment systems market, with the purpose of determining the possible existence of barriers to free competition. In Mexico, payments are processed by two payment switches, Promoción y Operación, S.A. de C.V. (PROSA) and EGLOBAL. PROSA is owned by six banks, including Banco  Santander México. COFECE required Banco Santander México, as a participant of the investigated market and a shareholder of PROSA, to provide information to COFECE in connection with the investigation.

On December 16, 2020, COFECE published an excerpt of its preliminary opinion on the investigation proceeding, in which it determined that four barriers to free competition existed in the payment systems market and issued several corrective measures. Among the corrective measures set forth in the preliminary opinion, COFECE determined that the shareholders of PROSA sell, at least, 51% of the shares representing their capital stock granting voting rights (equity and corporate rights), through the issuance of unlisted shares on the stock market. Although the Bank does not currently expect such divestment would have a material impact on the Bank’s business, financial condition or results of operations, COFECE’s final resolution has not yet been issued. The final resolution was initially expected in April 2022. However, the proceedings are currently suspended due to a lack of quorum of the commissioners of COFECE. Should COFECE publish a final resolution on this matter, such resolution will contain COFECE’s final determination of the existence of barriers to free competition in the payments systems market as well as whether to proceed with the divestment order with respect to PROSA or impose other penalties. Any adverse finding or penalty imposed beyond that issued in the preliminary opinion could have a material adverse effect on our reputation, financial condition or results.

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

On November 30, 2020, the Court resolved the case dismissing the complaint due to lack of jurisdiction. The plaintiff challenged such decision, and we are currently awaiting a final resolution. In case of an appeal, while the Bank does not currently anticipate incurring any liability in connection with this class action, it is not possible to predict its final outcome and any adverse finding or penalty imposed could have a material adverse effect on our reputation, financial condition or results.

We may be required to make significant contributions to the IPAB.

IPAB manages the bank savings protection system and the financial support granted to banks in Mexico. Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets. Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding. We contributed to IPAB Ps.3,353 million in 2019, Ps.3,859 million in 2020 and Ps.3,801 million in 2021. In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant. Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

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

As a result of such expansion, COFECE has the ability to initiate investigations on the equality of commercial practices within the Mexican Financial System, as well as to impose fines and penalties established in the laws applicable to COFECE. On January 16, 2014, COFECE formally began an investigation of the Mexican financial sector. As part of the financial reform that became effective as of January 2014, COFECE was instructed by the Mexican Congress to investigate the competition in the Mexican financial sector. On July 9, 2014, COFECE published its full investigation work paper and its official report pursuant to which COFECE reported the background, considerations and general concepts of the Mexican financial sector used for the investigation and issued 36 recommendations for the improvement of competition in the industry. Although such recommendations are not legally binding, COFECE has authority to begin, at any time, a specific investigation for alleged antitrust practices by any financial institution, including us, which could have a material adverse effect on our reputation, business, financial condition or results of operation. As of the date of this Report, no such investigations have commenced. See “–We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints” above.

We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have financial crime policies and procedures in place detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local AML team.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Key standard-setting and regulatory bodies continue to provide guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel. We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds.

Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As one of the largest Mexican banks and a member of a global banking group through Banco Santander Parent, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with breaches of AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

See also “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation—Money Laundering Regulations.”

Data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.

Like other financial institutions, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission and other processing of confidential, sensitive or personal data and other information using our computer systems and networks or those of our third-party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Data breaches, security incidents and data losses can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current environment, which is still being affected by the COVID-19 pandemic, and the shift to work-from-home policies for a significant portion of our workforce, as they access our secure networks remotely (see risk factor “The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.”). If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, it could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV. As a result of our internal strategies for protection against data incidents, data breach incidents during 2021 were timely detected in the Electronic Banking and ATM platforms.

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

Although we take protective measures and monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, our and our third-party vendors’ systems, software and networks nevertheless may be vulnerable to breaches, disruptions, failures or other security incidents caused by, among other things, unauthorized access or misuse, malware and ransomware affecting our services and end- user technologies, social engineering and phishing attacks, denial-of- service attacks, misconduct, fraud, and other events that could have a serious impact on us. Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, we have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing attacks. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for security breaches, cyber-attacks or other similar incidents attributed to our vendors as they relate to the information we share with them. Moreover, it is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.

We have seen in recent years the information technology and computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology and computer systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and terrorists, nation states, nation state-supported actors and others. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers, affected individuals or regulators, as applicable. In addition, we may also be impacted by cyber-attacks against the national critical infrastructure, such as telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack or regulators, as applicable.

If we or our third-party vendors fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumventions of our information technology systems or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyber-attack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

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

We are exposed to risk of loss from legal and regulatory proceedings and derived from our trustee activity.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including among others in connection with conflicts of interest, lending and derivatives activities, trustee activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2021, we have set aside Ps.2,141 million (U.S.$105 million) as provisions for these legal actions (including tax-related litigation). For more details on provisions for tax and legal matters, see Note 24.a to our audited financial statements included elsewhere in this Report. However, the amount of these provisions, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our results for a particular period.

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

For example, regulators are able to restrict the payment of dividends by financial institutions such as the Bank and in response to the COVID-19 pandemic, the SHCP through the CNBV issued a recommendation that banking institutions not pay dividends to shareholders in 2020. Banco Santander México did not pay dividends in 2020.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in a significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products or services, affect the value of assets we hold, require us to modify our prices and therefore reduce demand for our products or services, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for impairment losses. Such regulators may require us to increase our allowance for impairment losses or to recognize further credit losses. Any such additional allowance for impairment losses, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. During 2020, the CNBV issued certain resolutions and temporary accounting provisions in response to the COVID-19 pandemic. As part of these resolutions, the CNBV postponed the adoption of several amendments to the Mexican Banking GAAP standards applicable banks, which were originally scheduled to go into effect on January 1, 2021. These amendments primarily relate to the way in which we account for our allowance for impairment losses for local purposes to align them more closely with IFRS 9 and went into effect on January 1, 2022.

The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with: (i) a 2.5% capital conservation buffer, (ii) a 1.20% domestic-systemically important bank supplement (which corresponds to all banks that fall in the Grade III category), and (iii) a counter-cyclical capital buffer (currently at 0.0%), that combined add up to an 11.7% capital requirement. Any failure by us to maintain this minimum will result in administrative actions and/or sanctions which may affect our ability to fulfill our obligations, including losing our banking license. As of December 31, 2021, the Bank mantains capital indices above regulatory levels.

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

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and the Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR was subsequently revised by the Basel Committee in January 2013, which amended the definition of high-quality liquid assets and agreed to a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. In October 2014, the Basel Committee published the final NSFR standard, which established a standard for banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The first effective date of the NSFR under the Basel Committee standard was January 1, 2018. On August 23, 2021, the CNBV published in the Federal Official Gazette a resolution containing the rules aimed to provide new liquidity requirements for banks (“las nuevas Disposiciones de carácter general sobre los requerimientos de liquidez para las Instituciones de Banca Múltiple”) which will start taking effect on March 1, 2022. Among the principal changes is to require a new funding ratio for local purposes, the Coeficiente de Financiación Estable Neta (“CFEN”), as well as to change the method in which we account for deposits for local purposes. Our calculation of the LCR and NSFR will not be affected by these changes.

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

Our LCR levels exceeded 100% throughout 2021, thereby surpassing regulatory requirements.

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

In 2021, the CNBV published new credit risk weights applicable to new loans to retail customers (including mortgage and consumer loans) and SMEs originated after September 1, 2021.

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

In accordance with the aforementioned regulatory requirements set forth by the CNBV, banking institutions must publish their leverage ratio beginning on September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2021 was 8.92%, as of November 30, 2021 was 8.39%, as of October 31, 2021, was 8.43%, as of September 30, 2021 was 8.89%, as of June 30, 2021 was 7.95%, as of March 31, 2021 was 7.61%, and as of December 31, 2020 was 7.39%.

On June 18, 2021, the CNBV published in the Federal Official Gazette a resolution containing the rules to implement Total Loss-absorbing Capacity (“TLAC”) standards for Domestic Systemically Important Banks (“D-SIBs”). The objective of the TLAC standards is to improve financial stability by requiring banks to maintain sufficient loss-absorbing capacity for both business as usual and in the event of a liquidation, resolution or insolvency.

The TLAC standards will apply to D-SIBs, including Banco Santander México, and will be phased in over a four year period starting on December 31, 2022. Banco Santander México expects to be in compliance with these new standards as of the end of 2022.

Changes in taxes and other assessments may adversely affect us.

The Mexican government regularly enacts reforms to tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing loan portfolio.

Risks Related to our Operations and Controls Regulation

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified cybersecurity and data privacy laws, rules and regulations, could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology infrastructure on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive and improve the way we provide financial services to our customers. For 2022, 67.5% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-efficient manner could have a material adverse effect on us. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-efficient manner could have a material adverse effect on us.

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

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2019, 2020 and 2021 presented in this Report has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We concluded in our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 that our internal control over financial reporting was effective. If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operation and cash flows.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the Bank in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank. In 2019, GDP decreased -0.3% and inflation reached 2.83%. In 2020, GDP decreased 8.5% in the context of the COVID-19 pandemic and inflation reached 3.15%. In 2021, GDP increased 5.0% and inflation reached 7.36%.

Mexico also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury Bills (Cetes) averaged approximately 7.9%, 5.3% and 4.4% for 2019, 2020 and 2021, respectively. Relative to the U.S. dollar, the peso appreciated by 4.02% in 2019, depreciated by 5.6% in 2020 and depreciated to Ps.20.51 per U.S.$1.00 on December 31, 2021, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

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

Since taking office in 2018, Andrés Manuel Lopez Obrador government’s stance regarding macroeconomic policy has been focused on maintaining economic stability with an explicit emphasis on the importance of Mexican Central Bank’s autonomy and balanced public finances, as shown by the reluctance to increase public spending even in the face of the COVID-19 pandemic. Some measures in specific sectors, including energy and infrastructure, have generated uncertainty and led to weaker private investment and overall growth.

In 2020, in the midst of an uncertain economic environment given the COVID-19 pandemic, a modest economic support package and concerns regarding PEMEX’s financial conditions, all three major credit rating agencies downgraded Mexico’s sovereign rate, although they maintained its investment grade rating in all cases. Moody’s downgraded Mexico’s rating from A3 to Baa1 with negative outlook; S&P downgraded Mexico’s rating from BBB+ to BBB with negative outlook; and Fitch downgraded Mexico’s rating to BBB- with stable outlook. In November, Fitch reaffirmed the rating and the outlook for Mexico´s sovereign debt. In 2021, the three major rating agencies confirmed their rating and outlook from the previous year.

The Bank also has exposure to the electricity industry. In the past, the Bank has been a main participant in the funding and development of renewable energy projects. However, the current administration has proposed a constitutional amendment that would reverse the liberalization of the sector since the 2013 reform and has made funding such projects more difficult. Any changes in regulations in the energy and electricity industries that negatively impacts our customers may have a material adverse effect on our results and financial condition.

In June 2021, Mexico held federal elections for 500 members of congress, 16 state governors as well as local members for congress and city halls. The results were mixed for the governing party, Morena, which was able to win several governorships, giving the party a strong political platform ahead of the 2024 presidential election. However, Morena and its political coalition lost their qualified majority in the lower house of Congress, which implies that President López Obrador will need the opposition parties in order to pass major legislative and constitutional reforms and may lead to further uncertainty that could have a material adverse effect on us. We cannot provide any assurance that future political events in Mexico, over which we have no control, will not have an unfavorable impact on our financial position or results.

Developments in other countries may affect us, including the prices for our securities.

Financial and securities markets in Mexico are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and results. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, during 2007 and 2008, prices of both Mexican debt and equity securities decreased substantially as a result of the global financial crisis. In addition, in the first quarter of 2022, the military conflict between the Russian Federation and Ukraine is contributing to increases in the prices of energy, oil and other commodities and to volatility in financial markets globally as well as a new landscape in relation to international sanctions.

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

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in Mexico have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in Mexico, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2021, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$2 million (Ps.40 million) and U.S.$1 million (Ps.13 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on our business, including our results.

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

Negative economic conditions and volatility in global financial markets, including due to the COVID-19 pandemic and the response to it, fluctuations in oil and commodity prices, geopolitical conflicts, slow economic activity in advanced and emerging markets, uncertainty about interest rates in the United States and episodes of heightened risk aversion have translated into high volatility in international and domestic markets in the past.

As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, as of December 31, 2019, the peso again appreciated to Ps.18.86 per U.S.$1.00. As of December 31, 2020, the peso depreciated to 19.91 per U.S.$1.00. As of December 31, 2021, the peso depreciated to 20.51 per U.S.$1.00.

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

Mexico has experienced a significant increase over the past years in violence related to illegal drug trafficking. This increase in violence has had an adverse impact on economic activity throughout Mexico. Also, social instability in Mexico or adverse social or political developments in the country could adversely affect our ability to conduct our business and offer our services and our ability to obtain financing. We cannot assure that the levels of violent crime in Mexico, over which we have no control, will not increase or decrease and will have no further adverse effects on Mexico’s economy or on us.

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

The Mexican government frequently intervenes in the Mexican economy and occasionally makes significant changes in policies and regulations. The Mexican government’s actions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports. The government also enacted measures to contain the spread of the COVID-19 pandemic, during 2020 which affected our operations and results. See “Risks Associated with Our Business– The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations”. Our business, financial condition and results, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

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

Although the Mexican government has implemented what we consider to be relatively sound macroeconomic policies over the past years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Mexico and to heightened volatility in the Mexican securities markets and in the securities issued abroad by

Mexican issuers. These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

Exposure to Mexican government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2021, approximately 20% of our total assets and 66% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

For example, under our bylaws and in accordance with the Mexican Banking Law, at least 25% of the members of our Board of Directors must be independent, but independence is determined in accordance with Article 22 of the Mexican Banking Law and our bylaws, rather than NYSE standards. The independence standards in Article 22 of the Mexican Banking Law and our bylaws may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. In addition, like U.S. companies, we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, including basic independence standards. However, as a foreign private issuer, we are exempt from additional requirements relating to independence and the audit committee charter. As a result, the oversight of our Audit Committee may be different from, or more limited than, the oversight provided by audit committees of U.S. companies listed on the NYSE.

Our controlling shareholder has a great deal of influence over our business and its interests could conflict with yours.

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns directly and indirectly 96.15% of our common stock (including Series B and Series F shares) through its 100% ownership of Grupo Financiero Santander México and its direct ownership of a significant percentage of our Series B shares. Due to its share ownership, our controlling shareholder has the ability to control us, including the ability to:

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

We follow Banco Santander Parent’s Group-Subsidiary Governance Model and Guidelines for Subsidiaries, which were updated and simplified in 2019 and 2020 and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020, January 28, 2021, April 22, 2021 and October 28, 2021, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.”

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

Since 2017, our ADSs have been listed and traded on the NYSE under the symbol “BSMX” and our Series B shares have been listed and traded on the Mexican Stock Exchange under the symbol “BSMX”. As December 31, 2021, we had 6,786,994,357 shares of common stock outstanding, including 3,322,685,212 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Moreover, there can be no assurance that a liquid trading market for our Series B share will continue to exist. Beginning in March 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander, S.A. Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%. The tender offer and exchange offer further reduced the liquidity and market for our shares and ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are the second-largest bank in Mexico based on total assets, the third-largest based on total loans and deposits and the fourth-largest based on net profit, as of December 31, 2021, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking, and securities underwriting. Our main subsidiaries are: (i) Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, and (ii) Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

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

On December 8, 2017, the shareholders of the Bank approved the merger of the Former Holding Company with and into the Bank, with the Bank as the surviving company (the “Merger”) and by official letter UBVA/077/2017 dated December 13, 2017, the SHCP authorized the Merger. On December 8, 2017, the Bank and the Former Holding Company entered into a merger agreement, which became effective exclusively between the parties and for accounting purposes as of January 1, 2018 pursuant to Mexican law. On January 26, 2018, the Merger became effective before third parties.

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

As aforementioned, on January 2, 2018, the Bank sold its custody business to Banco S3 Mexico, a wholly owned subsidiary of Banco Santander Parent and entered into a contract with Banco S3 Mexico. As part of the sale, Banco S3 Mexico agreed to provide exclusive custody services to the Bank for a term of 20 years.

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

On March 23, 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander, S.A. Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%.

Capital Expenditures and Divestitures

In 2019, our capital expenditures were Ps.6,484 million, 69.2% (Ps.4,487 million) of which was spent on information technology and the remainder Ps.1,997 million which was spent on furniture, fixtures and equipment. In 2020, our capital expenditures were Ps.5,879 million, 68.8% (Ps.4,045 million) of which was spent on information technology and the remainder Ps.1,834 million which was spent on furniture, fixutres and equipment. In 2021, our capital expenditures were Ps.5,905 million, 71.5% (Ps.4,222 million) of which was spent on information technology and the remainder Ps.1,683 million which was spent on furniture, fixutres and equipment.

For 2022, we have a capital expenditures budget of Ps.6,625 million (U.S.$323 million), 67.5% of which (Ps.4,470 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,155 million). Of our capital expenditures spent on furniture, fixtures and equipment, 26.5% will be used for ordinary course updates to our furniture, fixtures and equipment, 73.5% will be used for the transformation of our distribution network and the remainder will be used to expand our product offerings. Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2022 capital expenditures.

B.   Business Overview

Overview

We are the second-largest bank in Mexico based on total assets, the third-largest banks based on total loans and deposits and fourth-largest based on net profit as of December 31, 2021, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in Mexico, including retail and commercial banking and securities underwriting. Our principal subsidiaries are Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada. As of December 31, 2021, we had total assets of Ps.1,678,213 million (U.S.$81,834 million), total equity of Ps.163,588 million (U.S.$7,976 million), and a market capitalization of Ps.159,766 million (U.S.$7,791 million), and for the year ended December 31, 2021, we had net income of Ps.20,801 million (U.S.$1,014 million), which represented a return-on-average assets of 1.30% and a return-on-

average equity, or ROAE, of 13.21% for that period. Our net tangible book value as of December 31, 2021 was Ps.154,177 million and our net tangible book value per share as of December 31, 2021 was Ps.22.75. As of December 31, 2021, we had total loans, net of allowance for impairment losses, of Ps.741,058 million (U.S.$36,136 million), total deposits of Ps.1,102,767 million (U.S.$53,774 million) and 1,346 offices located throughout Mexico.

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

Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2019		2020		2021		2019		2020		2021
	(Millions of pesos)
Retail Banking	Ps.	59,008	Ps.	61,444	Ps.	58,045	Ps.	23,376	Ps.	21,956	Ps.	21,984
Corporate and Investment Banking		6,638		5,605		4,295		4,785		5,243		3,350
Corporate Activities		510		(1,239)		1,092		(871)		(1,999)		433
Total	Ps.	66,156	Ps.	65,810	Ps.	63,432	Ps.	27,290	Ps.	25,200	Ps.	25,767

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended
	December 31,
	2019		2020		2021
	(Millions of pesos, except percentages,
	offices and customer data)
Offices(1)		1,402		1,350		1,346
Customers		18,134,468		18,707,976		19,592,102
Total assets	Ps.	1,467,548	Ps.	1,837,914	Ps.	1,678,213
Loans	Ps.	702,546	Ps.	687,432	Ps.	741,053
Deposits(2)	Ps.	973,503	Ps.	1,139,855	Ps.	1,102,767
Total equity	Ps.	134,798	Ps.	153,834	Ps.	163,588
Non-performing loans as a percentage of total loans(3)		2.48%		3.07%		2.97%
Efficiency(4)		42.01%		41.95%		45.02%
ROAE(5)		15.73%		13.42%		13.21%

(1)	Includes traditional branches (including those offering Santander Select service), offices and branches that serve SMEs, traditional bank tellers (ventanillas – including those offering Santander Select service), Santander Select offices (including centers (Centros Select), spaces (Espacios Select), box offices and corners) as well as Santander Select units (módulos).
(2)	Includes demand, time deposits, repurchase agreements and deposits from the Mexican Central Bank and credit institutions.
(3)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.
(5)	Calculated based upon the average daily balance of equity.

As a result of the Merger, Grupo Financiero Santander México directly owns 74.96% of our capital stock. Banco Santander, S.A., or Banco Santander Parent, owns 99.99% of the capital stock of Grupo Financiero Santander México. In addition, as a result of the Tender Offers, Banco Santander Parent also directly owns 21.19% of our Series B shares. With aggregate ownership of 96.15% of our share capital, Banco Santander Parent is our controlling shareholder. As of December 31, 2021, the Santander Group had total assets of €1,596 billion (U.S.$1,811 billion), equity of €97,053 million (U.S.$110,152 million) and a market capitalization of €50,990 million (U.S.$57,872 million). It also generated an attributable profit of €8,124 million (U.S.$9,220 million) in the year ended December 31, 2021. We represented approximately 8% of the Santander Group’s attributable profit in the year ended December 31, 2021, making us the fourth largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2021, according to the annual report of the Santander Group for 2021.

Our Competitive Strengths

Leading market position in select categories

We are ranked second in terms of total assets, third in terms of total loans and deposits and fourth in terms of net profit among private-sector banks in Mexico, with market shares of 14.8%, 13.5%, 12.6% and 9.9%, respectively, as of December 31, 2021, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest private-sector banks in Mexico, we believe that we hold leading market positions in most of our key product lines, such as mortgages and credit cards loans.

The following table shows rankings and market shares as of December 31, 2021, according to information published by the CNBV. All statements in this Report regarding our market position and relative financial performance vis-à-vis the financial services sector in Mexico are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2021

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.5%
Deposits	3	12.6%
Total assets	2	14.8%
Asset quality(3)	5	—
Total equity	3	12.7%
Net income	4	9.9%
Efficiency(4)	4	—
ROAE(5)	6	—

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets, which are Banco Santander México; BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share data based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.

(5)	Calculated based on the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined customers segments resulting in superior track record

We believe our market share in our key customer segments (high- and mid-income individuals and middle-market corporations) will continue to contribute to our profitability. We gained market share in auto and mortgage loans of 700 basis points and 300 basis points, respectively in 2021, according to information published by the CNBV, making us the fourth and third bank among the seven largest private-sector banks in Mexico, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

We have developed our customer segmentation strategy with clearly defined customer segments: high- and mid-income individuals and middle-market corporations. We have focused our efforts on further refining our customer segmentation, expanding our product offerings, developing our information technology systems and our internal practices, as well as enhancing our distribution channels in order to better service our key customer segments.

We believe our targeted efforts have helped us organically increase our market share in key business lines. While our medium term strategy aims to increase our business with individuals in every product line, in 2021 we have been focusing on more defensive segments, such as mortgages, payroll and auto loans due to higher risk profile and low demand in credit cards and personal loans as a result of the COVID-19 pandemic. We are the third-largest provider of residential mortgages in Mexico in 2021, as well as the third-largest mortgage originator, with “Hipoteca Plus” and “Hipoteca Free” boosted by “Hipoteca Online”, which is the Bank’s digital onboarding platform for mortgages. Our mortgages market share increased 30 basis points, from 17.4% to 17.7% between December 31, 2020 and December 31, 2021, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. From December 31, 2020 to December 31, 2021, our payroll loans market share decreased 120 basis points, from 14.3% to 13.1%, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Regarding the auto loan portfolio, this business has been supported by our alliances with Honda, Mazda, Tesla, Suzuki and Peugeot, together with “Super Auto Santander” platform that integrates the commercial and insurance offering in one place, allowing us to grow organically and gain market share in this segment, increasing 700 basis points, from 5.4% to 12.4%, between December 31, 2020 and December 31, 2021, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Through this strategy, we continue to shift our business mix toward a higher share of retail loans and lower-cost deposits, while advancing our core plan to grow our base of loyal customers even more through cross-selling with initiatives to attract payrolls and collectives. See “—Our Core Products—Retail Lending—Mortgages.”

Efficient and business-oriented operational platform

Our operations are supported by our modern business-oriented information technology systems and our omnichannel distribution strategy. This strategy consists of using both traditional and alternative distribution channels such as branches, Internet banking, mobile banking, contact centers, Fuerza Asesor Santander and Santander Personal tailored to each of our customer segments and designed to reach a broad spectrum of customers in a cost-efficient manner, resulting in innovative ways to serve our customers.

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

We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2021, we were the fourth most efficient bank among the seven largest private-sector banks in Mexico, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

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

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.745,365 million, or 49.2%, of our total liabilities as of December 31, 2021. As of December 31, 2021, customer deposits represented 80.9% of our total deposits. Since we are primarily a commercial bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage (i) our reliance on, and exposure to, riskier sources of funding and (ii) our liquidity requirements. We believe we have attractive capitalization levels based on our Tier 1 capital ratio, which has been near the median of the seven largest banks in Mexico over the past five years. As of December 31, 2021, our total capitalization ratio was 21.56%, comprised of 14.84% of fundamental capital (CET1), 3.15% of Tier 1 capital, and 3.57% of complementary capital (Tier 2), in each case calculated in accordance with Mexican Banking GAAP. Both CET1 and total capital ratio are the highest we have had since becoming a public company in 2013, which is primarily due to the deferment of the dividend payments in 2020, as recommended by the CNBV in March 2020.

In 2021, we resumed paying dividends and paid the maximum amount of dividends allowed by the regulator (25% of the results of 2019 and 2020 net of the distributable amounts previously paid).

Experienced management team and skilled workforce

We benefit from a highly-experienced management team. Our senior management has an average of 23 years of experience in the financial industry and 16 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

During 2021, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our customers’ primary bank and (ii) being leaders in profitable growth.

Based on our strong profitability and growth in key business lines, we will continue to focus on improving the experience of our customers and becoming their main bank. To achieve this, we continue to transform our distribution network and infrastructure, while we have launched new products and services through digital channels, as well as keep working on new ways to continue positioning the Bank as a market leader in value-added products. We are working to strengthen our retail banking business by targeting high- and middle-income individuals, SMEs and middle-market companies, the most dynamic and profitable segments of the Mexican economy.

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

We intend to continue to use our extensive distribution network to proactively pursue and strengthen our relationships with (i) high- and middle-income customers through the offering of key products and (ii) SMEs and middle-market corporations through innovative business solutions. An important part of our strategy is the segmentation of our customer base. We classify our individual customers in three main categories: “Select,” “Preferred” and “Classic” customers. In addition, in 2020, the Bank designed a new service model for high income individuals, aiming to differentiate the value proposition for its three segments and continuing in its goal to provide the highest possible service to our clients: Select Black, Select and Evolution. This plan seeks to offer new standards of service to customers and to increase satisfaction levels. We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs.

In May 2016, we launched our “Santander Plus” program, an innovative and comprehensive program focused on customer attraction, loyalty and digitalization that provides benefits to customers that are transacting in the Bank. To join the program, customers must have their payroll account at the Bank or receive deposits of Ps.20,000 per month in their bank account with the Bank and become a digital customer through the use of Internet or mobile banking services. The benefits of the program for customers include cash reimbursements for using the Bank’s services or for spending money at Alsea Group restaurants and establishments. Customers also have access to preferential rates in savings accounts. In addition, in September 2016, we added more benefits to the program including the refunding of the opening fee when contracting payroll, cash credit, Express Line credit or a Personal Mortgage through the program and "Santander Event Protection," which grants our customers who have at least two assets insured with us (home, auto, health and life) a certificate to celebrate the occurrence of certain important events in their lives. By December 2021, more than 9.3 million customers had signed up to the program, 57% or more of which represented new customers.

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

In April 2018, we announced the launch of “Hipoteca Plus”, a mortgage product with an interest rate of 8.59%, which we decreased to 7.99% in 2019, the lowest rate in history for this type of loans and the best offer in the market. As of December 31, 2021, the interest rate offered on our Hipoteca Plus product was 9.01%, a competitive rate available in the market in 2021 and 4,824 additional customers had signed up for the product.

Moreover, we seek to increase the loans placement for the purchase of cars and motorcycles, with a special boost to hybrid and electric cars through green financing. In this regard, the Bank entered into an agreement with Tesla whereby we will be the preferred financial arm of Tesla in Mexico; we will be accompanying the arrival of the Model Y, a medium-size sport utility vehicle (SUV), which due to its characteristics has raised high expectations in the Mexican market. We have a firm commitment to automotive lending, where with just 3.5 years since we gave our first loan, we are now the exclusive finance bank for three car brands (Suzuki, Mazda and Tesla), and the preferred finance bank for one car brand (Honda) and three motorcycle brands. In addition, we have more than 1,900 agreements with different auto dealers throughout the country. The partnership made in August 2020 with Mazda, one of the fastest growing automotive brands in the country with 5% market share, has allowed us to reach during December 2021 a very strong origination level, allowing us to grow the business organically and gain market share in this segment, achieving 12.4% as of December 2021, an increase of 700 basis points from 2019.

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

We strive every day to contribute to the progress of people and companies in a “simple, personal and fair” way in all that we do, to earn the confidence of our employees, customers, shareholders and society. Therefore, in October, 2017, we announced the launch of “Tuiio”, a financial inclusion program for low income individuals. Tuiio, which has its own operating model, infrastructure and brand, is a robust financial inclusion program that leverages technology to support the needs of Mexico’s low-income segment. It generates measurable social impact through productive group and individual micro-lending, a digital savings account, life insurance, medical assistance products, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking. The initiative also includes a financial education program for customers, with the purpose of maximizing their skills and developing their employment potential. In March 2021, our financial initiative was classified by Pro Desarrollo (national network of institutions providing financial services that seeks to contribute to economic development and the fight against poverty) as a large institution, achieving this classification in just three years of operation according to the size of the portfolio.

We have addressed these challenges through our financial inclusion and financial empowerment initiative Tuiio, having granted more than 260,000 microcredits in 2021, as well as launching a medical care product for Tuiio customers and non-customers. Also, we support this community through our scholarship program (due to the impact that education has in the economic development), and through our efforts to reduce our environmental impact.

As of December 31, 2021, Tuiio had 84 dedicated branches in 18 states across Mexico, more than 96,000 active customers, more than 279,000 attended customers and a loan portfolio of Ps.427 million.

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

We will also continue to invest in creating and maintaining strong business support and commercial processes to make our products and services more accessible and improve our relationships with our customers. For example, we developed a data “hub”, which was created to have a better knowledge of our customers and their transactions through predictive behavior models, and which allows us to have a better understanding of trends and provide customized solutions to their needs. In addition, an emotional “hub” was created, which seeks to improve customer satisfaction and position experiences and emotions as a decision factor in the market. In addition, we also defined a differentiated on-boarding model to optimize the opening of accounts and the digital contracting of loans for our customers and non-customers. In this context, we have invested resources in digitizing services and operations with the aim of increasing the number of clients served at a lower cost and improving the customer experience.

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

“Spotlight” is our digital factory unit in charge of designing, developing and implementing improvements, launching new products and services. It is also responsible for technological innovation. In 2021, we strengthened our Web Banking, Mobile Banking and Wallet digital channels and virtual assistants (Sandy). We also developed a digital onboarding platform for clients to apply for and obtain our first digital credit card (LikeU), which was also launched in 2021. As a result, we added more than two hundred functions our digital channels and platforms to improve our customers’ digital experience, with an emphasis on omni-channel models.

Spotlight has alliances with FinTechs and financial and non-financial companies, with whom "co-branding" work schemes have been created, in order to reach a greater number of users with various benefits: An important milestone was the joint launch with Samsung, a digital ecosystem that includes two "co-branded" financial products and a digital wallet reusing the technological capabilities developed in Spotlight.

With this, we remain dedicated to the development of solutions, improvements in processes, products and new banking schemes, based on technologies that seek to add state-of-the-art services for our clients.

During 2021, we also strengthened our cybersecurity to protect digital users by implementing more robust risk identification schemes and redesigning our digital transaction flows.

We also continue to carry out our transformation of traditional branches, which are being modified into the Smart Red format. As of the end of 2021, 59.7% of our total branches have been transformed. Some characteristics of this format that could contain this branches are a new external and internal design, providing more modern and innovative spaces, allowing for the improvement of the customer service experience through the implementation of a turn dispenser, a dividing wall with a screen, a waiting area with chairs, and additional kiosks with computers, telephones and printers.

In mortgages, the “Hipoteca Online” digital platform processed more than 95% of our mortgage operations digitally. Santander is the only bank in Mexico to offer a tailored interest rate based on the customer’s profile. As a result of all of the above, we are the third largest mortgage originator in the Mexican market in 2021.

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

2021 was a year in which we consolidated projects and branch formats, such as the “Agile” and the “Inclusive,” to improve our customer service by prioritizing both the client and employee safety. We launched the “Ticket router” project, which is being reinforced with a “Virtual lane” pilot in 100 branches and allowed us to time customer appointments and optimize time with clients, therefore, minimizing the onsite risk of contagion during the pandemic. We also reinforced our self-service equipment by updating and adding more ATMs and full function ATMs in our branches.

In addition, we have continued our branch maintenance program, which allows us to give a better service and more security to both our clients and employees. This is supported by a division screen that separates the teller area from the rest of the office, providing more privacy in such area. All these projects combined have contributed to the optimization and evolution of our customer service.

We believe our digitization efforts in prior years positioned us well to face the COVID-19 pandemic.These efforts increased our flexibility and ability to serve our customers through various digital channels and strengthen their loyalty at a time when social distancing was necessary. As of December 2021, digital transactions accounted for 43% of total transactions, compared to 34% the previous year. Collaborating with fintechs and other tech companies has allowed the Bank, among other things, to create a new digital banking app that the Bank expects to launch this year and that will be able to be used worldwide at all Santander geographies. Data analytics and quality enhancements remain key to boost customer acquisitions and digital sales as the Bank continues promoting customer use of digital channels and driving adoption levels. As of the end of 2021, 56% of product sales were through digital channels, compared to 41% a year ago.

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

Since the beginning of the COVID-19 pandemic, the Bank has focused on portfolio recovery and risk analysis, as well as implementing a series of measures focused on keeping the safety and well-being of employees and customers while assuring business continuity. We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function, ATMs, our telephone contact centers, Fuerza Asesor Santander and Santander Personal in order to control the expenses associated with the continued expansion of our omnichannel distribution strategy. As of December 31, 2021, we were the fourth most efficient bank among the seven largest private-sector banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

As of December 31, 2021, we have two principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

The following table shows total assets, net income and total equity of each of our principal subsidiaries as of and for the year ended December 31, 2021.

	IFRS
	As of and for the year ended
	December 31, 2021
	Total assets		Net income / (Net loss)		Total equity
	(Millions of pesos)
Santander Consumo	Ps.	88,194	Ps.	5,141	Ps.	31,146
Inclusión Financiera		647		(156)		169

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

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions. As of December 31, 2021, our Retail Banking segment accounted for approximately 84.2% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 86.3% of our total demand and time deposits, 91.5% of our net interest income, 91.4% of our fee and commissions income (net) and 85.3% of our operating profit before tax. Our retail banking operations served 19,592,102 customers as of December 31, 2021, an increase of 884,126 customers since December 31, 2020.

In 2021, our branch network and alternative channels originated more than 638,430 credit cards, 375,523 consumer loans and 22,838 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.60,000 (U.S.$2,926); “preferred,” if they have a monthly income between Ps.10,000 (U.S.$488) and Ps.60,000 (U.S.$2,926); and low-income, or “classic”, if they have a monthly income below Ps.10,000 (U.S.$488). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age. Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle. As of December 31, 2021, individuals accounted for 42.2% of our total loans and advances to customers (excluding reverse repurchase agreements) and 39.2% of our deposits. As of December 31, 2021, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 61.3% of our fee income and 40.4% of our operating profit before tax in the year ended December 31, 2021.

We follow different service models for each customer class:

●	Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers, we offer different investment products (both short- and long-term), asset protection, personal credit, mortgage loans and credit cards. The select model offers the opportunity to be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2021, our select customers class included 706,832 customers, 486,198 of whom were attended to by 1,309 select managers that specialize in investment services and 105,000 advised customers by 100 certified bankers, through a remote and digital service channel. About 68.8% of our select customers were attended to by 336 executives specialized in Santander Select offices, which provide services in a private, distinguished and comfortable environment.

Prior to 2021, we also had a segment called the "Premier" segment. In 2021, we replaced the "Premier" segment and created two categories of "Select" customers: "Select" and "Select Black". “Select Black” is an exclusive segment for profitable customers accessed by invitation that has a strong digital component, and specialized investment services, high-end credit cards, superior digital banking, mortgage and automotive loans.

●	Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2021, we had 7,344,620 preferred customers.
●	Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2021, we had 11,174,400 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 67.1% of our fee income and 47.3% of our operating profit before tax in 2021.

Private Banking

At Santander Private Banking our objective is to grow as a leader in the Private Banking market in Mexico.

Santander Private Banking Mexico is the part of our business that is specialized in the wealth management of our customers. It has a business model that is leveraged on the strengths of the Bank and the Santander Group, globally.

In 2019, 2020 and 2021, Euromoney recognized us as the “Best Private Bank” in Mexico and for the first time, in 2020 and 2021, Santander Private Banking has been chosen as the “Best Private Bank” in Mexico by the prestigious magazine, The Banker, of the Financial Times group.

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

In 2021, we focused on improving the financial products and services we offered as well as strengthening our presence among private banking customers and ultra-high net worth customers.

SMEs

Our Retail Banking segment provides banking services and originates loans for SMEs. In 2015 we strengthened our service model for “Medium-Sized Enterprises,” where through a specialized risk analysis channel we can work with SMEs of bigger size. We introduced sales forces for SMEs Agro business and sales force for SMEs International Commerce business as well as specialists in the derivatives business for customers seeking derivatives for exchange rates and interest rates, two important sectors for Medium-Sized Enterprises. The maximum level of credit extended to such companies is generally limited to approximately Ps.13 million (U.S.$0.63 million) for standardized SMEs and Ps.100 million (U.S.$5 million) for portfolio SMEs in accordance with the minimum acceptance criteria described in our credit policy form SMEs. Approximately 66% of the SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.55,883 million (U.S.$2,725 million), of our total loan portfolio as of December 31, 2021, a decrease of 15.2% from December 31, 2020. We continue to see positive results obtained from the improvement in customer services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in Mexico. We also continue optimizing our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 1,029 dedicated SME specialists as well as 9 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2021.

As of the end of 2021, we have been working with digital credit schemes for SMEs, especially focused on small and medium young digital native entrepreneurs. We have focused in digital schemes for account openings (Digital Onboarding) and credit products to simplify and make our processes more efficient.

Additionally, we have improved our SME value proposal, specifically for clients who require tailor-made solutions with the “Paquete Emprendedor SAS” (Sociedad por Acciones Simplicadas), with support from the Ministry of the Economy (Secretaría de Economía). With this program, we have become the first bank in Mexico to have a SME client-specific product supported by digital onboarding to improve customer experience. We also launched “Paquete Agro” for marketers (preferential conditions on credit and products) to improve credit.

To continue consolidating our position as a bank of SMEs in 2019, we entered into an alliance with CONTPAQI, a leader in accountability software, with the objective of improving the financial conditions of more than 1 million SMEs through digital tools and solutions with the Santander Avanttia Package. We also continue with the placement of credit to Agro SME businesses, driven by the agave and barley producers in the country.

To continue consolidating our position with SMEs, in 2021, we joined forces with corporate customers, such as supermarkets and auto dealers, and with the main commercial chambers in the country, to offer credits and transactional products with preferred conditions, which add value to our customers.

In our Acquirent Business, we have launched products with better technology (G-Smart and G-Mini), which have allowed our customers to provide improved business services.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.250 million (U.S.$12 million), are not customers of Santander Corporate and Investment Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2021, we had 8,889 middle-market corporations customers, and 61 specialized offices, 219 senior executives, 19 agro-executives, 10 account directors, 14 deputy directors and 81 management officers (back office executives that support the sales force) located throughout Mexico dedicated to attending these middle-market corporations customers.

Our middle-market corporations loan portfolio represented Ps.205,940 million (U.S.$10,042 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2021, an increase of 5.9% from December 31, 2020. The quality of this portfolio has not been affected by its growth; the non-performance rate was 1.3% as of December 31, 2020 and 2.0% as of December 31, 2021. As of December 31, 2021, our middle-market corporations customers represented 27.0% of our total loans and advances to customers (excluding reverse repurchase agreements) and 19.5% of our deposits. Middle-market corporations accounted for 19.4% of our fee and commission income (net) and 26.0% of our operating profit before tax in 2021.

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

In addition, we have significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these customers as a “Loyal Customer” (Vinculados Transaccionales). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, in 2021 we retained all of our 4,736 loyal customers that we had at the end of 2020.

We have a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

Institutions

This business unit caters to Mexican government agencies, states agencies and municipalities as well as Mexican universities. As of December 31, 2021, these customers represented 7.6% of our total loans and advances to customers (excluding reverse repurchase agreements) and 17.3% of our deposits. Institutions accounted for 0.2% of our fee income and 8.0% of our operating profit before tax in the year ended December 31, 2021. We had 1,852 institutional customers as of December 31, 2021.

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

As of December 31, 2021, the Santander Corporate and Investment Banking segment served 478 customers and accounted for 15.8% of our total loans and advances to customers (excluding reverse repurchase agreements), 13.2% of our total demand and time deposits, 9.3% of our fee and commission income (net) and 13.0% of our operating profit before tax.

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

Repurchase agreements totaled Ps.131,639 million at December 31, 2021, an 5.0% decrease compared to the amount at December 31, 2020. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2019		2020		2021
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	68,893	Ps.	100,532	Ps.	105,095
Non-interest-bearing deposits		355,670		398,926		436,162
Subtotal	Ps.	424,563	Ps.	499,458	Ps.	541,257
Time deposits:
Notes with interest payable at maturity	Ps.	159,422	Ps.	175,702	Ps.	185,312
Fixed-term deposits		8,752		1,931		1,345
Foreign currency time deposits		11,594		12,053		8,774
Subtotal	Ps.	179,768	Ps.	189,686	Ps.	195,431
Repurchase agreements	Ps.	129,216	Ps.	138,616	Ps.	131,639
Accrued interest(1)		1,714		873		877
Other deposits		24,010		43,860		22,760
Total customer deposits	Ps.	759,271	Ps.	872,493	Ps.	891,964
Deposits from the Mexican Central Bank and credit institutions(2)		214,232		267,362		210,803
Total deposits	Ps.	973,503	Ps.	1,139,855	Ps.	1,102,767

(1)	Mainly from time deposits.
(2)	Includes Ps.141,263 million, Ps.206,188 million and Ps.132,621 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2019, 2020 and 2021, respectively.

Lending

The following table shows a breakdown of our total loans and advances to customers (excluding reverse repurchase agreements) by customer category at the dates indicated.

					Change, December 31, 2021 vs.
	At December 31,				December 31, 2020
	2020		2021		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	293,892	Ps.	321,891	Ps.	27,999	9.5%
SMEs		65,877		55,883		(9,994)	(15.2)%
Middle-market corporations(1)		194,492		205,940		11,448	5.9%
Institutions		53,247		57,747		4,500	8.5%
Subtotal		607,508		641,461		33,953	5.6%
Global corporate customers		105,475		120,627		15,152	14.4%
Total(2)	Ps.	712,983	Ps.	762,088	Ps.	49,105	6.9%

(1)	Includes private banking.
(2)	These amounts do not include reverse repurchase agreements.

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

					Change, December 31, 2021 vs.
	At December 31,				December 31, 2020
	2020		2021		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	177,665	Ps.	200,488	Ps.	22,823	12.8%
Credit cards		53,809		53,405		(404)	(0.8)%
SMEs		65,877		55,883		(9,994)	(15.2)%
Payroll loans		36,671		35,547		(1,124)	(3.1)%
Personal loans		17,663		14,182		(3,481)	(19.7)%
Other		8,084		18,269		10,185	126.0%
Total	Ps.	359,769	Ps.	377,774	Ps.	18,005	5.0%

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2021.

Annual
interest rate
(%)
Credit cards	25.39%
Personal loans (includes payroll loans, personal loans and others)	26.51%
Mortgages	7.89%

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

Our customers include employees from the public and private sectors. At December 31, 2021, payroll loans amounted to Ps.35,547 million (U.S.$1,733 million), representing approximately 4.7% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 13.1% of the market share in Mexico in payroll loans at December 31, 2021, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 65% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2021, personal loans amounted to Ps.18,269 million (U.S.$891 million), representing approximately 2.4% of our total loans and advances to customers (excluding reverse repurchase agreements).

Credit Cards

We are the third-largest market player with respect to credit card loans in the Mexican market according to information published by the CNBV, and we had 3 million outstanding credit cards across 3 million accounts as of December 31, 2021. At December 31, 2021, we held a 13.8% of the market share in Mexico, with a delinquency rate of 3.56%, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. At December 31, 2021, credit card loans amounted to Ps.53,405 million (U.S.$2,604 million), representing approximately 7.8% of our total loans and advances to customers (excluding reverse repurchase agreements).

We issue 20 different MasterCard, Visa and American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders, greatly promoting the placement of additional cards since 2018. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. 80% of our credit cards are placed through our branch network and contact center mainly under the pre-classified scheme while 20% are placed through digital channels (Súper Móvil, internet and ATM). From the beginning of the COVID-19 pandemic, we saw use of the digital channel increase significantly throughout 2020 and 2021 compared to 2019.

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

The Santander-Aeroméxico co-branded card has more than 404,000 cardholders issued at the end of 2021 since its launch in 2016.

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

Additionally, we improved the customer experience through our digital applications, increasing the functionalities and operations of financial products, for example, our portal now allows for digital contracting and activation, clarification processes and acceptance of credit line increases, in order to promote the digitalization of and improve our client service in non-face-to-face channels, such as SuperWallet and Supermóvil.

In January 2020, with the purpose of decreasing fraud by up to 90%, we launched a new, “infoless” credit card in order to make purchasing safer at the point-of-sale. This credit card only shows the name and the expiration date, currently this "infoless" modality is already available for all the offered cards with the exception of the “Infinite” and “AMEX” cards. In May 2021 we were recognized with the Platinum Award for Innovation by Fintech Americas for our “infoless” credit card.

On the other hand, 100% of our offerable cards have the possibility of generating a digital card with dynamic CVV, making it more secure for transactional e-commerce achieving a higher ranking in the “Digital Channel” for security and convenience of our customers. Invoicing campaigns were launched in 2021 that encouraged the adoption and use of digital cards, contributing to greater transactions with this secure modality and a reduction in frauds.

As a result of the strategy of adoption of secure technologies, net fraud in payment methods decreased 46% compared to 2020.

Also, in 2020, Mastercard recognized Banco Santander México for being the first bank in making productive transactions through Digital Secure Remote Payments, running 100% for the national trade.

In 2021, we reinforced our value proposition with a new product: “LikeU.” LikeU is the first credit card of its kind on the market. It is a digital-first, safe and altruistic credit card with no annual fee. It is also the first "financial-on-demand" card in Mexico, as it allows clients to customize their benefits and compete with Fintechs.

Clients may apply and obtain this card electronically through our Supermobile app, and the card may be used from day one to transact online. This product is designed with the most secure technological features on the market since it has an electronic signature, it is “infoless” and contactless, and it has a dynamic CVx code to validate online purchases. The credit card has six altruistic causes to support: the education of children and adolescents living in marginalized areas, the fight against breast cancer in Mexico, the nutrition and health of children and adolescents in our country, the cleaning of Mexican seas, the protection and restoration of forests and jungles in the country and the quality of life of infants with cerebral palsy and people with autism.

The product was launched in September 2021 and by the end of 2021, 354,000 cards had already been placed, reaching a 10.4% share of the total account portfolio and 4% of the total portfolio.

The following table shows the non-performing loans in our credit card loan portfolio as a percentage of the total loans in our credit card loan portfolio for the periods indicated.

	IFRS
	As of December 31,
	2019	2020	2021
Total credit card non-performing loans as a percentage of total credit card loans	2.89%	4.73%	2.49%

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

Mortgage Loans

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2021, held a 17.7% market share in Mexico in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2021, we had a total mortgage loan portfolio of Ps.200,488 million (U.S.$9,776 million), representing approximately 26.3% of our total lending portfolio (excluding reverse repurchase agreements).

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

On average, the loan-to-value ratio of our mortgage loan portolio was 69.4% as of December 31, 2021. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.10 million) or up to 90% (if the property value is less than or equal to Ps.10 million). Customers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Customers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

Some of our key mortgage products include:

“Hipoteca Plus” program, which recognizes the level of relationship and punctual payment that the customer has with the Bank through the interest rate of their mortgage, allowing customers with positive payment histories to access the best market rate and improving the processes of approval of its credit card together with the mortgage.

“Hipoteca Free”, the first product on the market that frees the client from paying commissions and insurance, the lowest origination cost when contracting a mortgage loan.

Damage insurance that covers the commercial value of the property (discounting the value of the land), the bonus of the opening commission with the Santander Plus program and the acceptance of the appraisal.

We sell many of our products through “Hipoteca Online”, an online platform for selling mortgages through our broker channel. We launched “Hipoteca Online” in 2019 and were the first bank in Mexico to implement a digital solution for executing a mortgage. At the end of 2021 “Hipoteca Online” Process managed 95% of the mortgage operations.

In 2021, we launched “Sustitución Free,” which has the lowest cost of origination, as it relieves clients from paying opening and monthly commissions and covering property appraisal and insurance costs.

Due to the application of new technologies and the continuous improvements of digital platforms, in 2021, “Hipoteca Online” processed more than 95% of the mortgage loan contracts in Mexico.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The joint venture we have with Zurich Financial Services Group issues products that we sell and, together with products sold by its predecessor, Seguros Santander, represented approximately 31.1% and 32.0% of the net commissions we earned in 2020 and 2021, respectively.

Total outstanding insurance premiums distributed by us increased 2.9%, or Ps.397 million in 2021, as compared to 2020, and total insurance commissions collected by us increased 4.6% in 2021 as compared to 2020.

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

We offer several insurance products, including:

●	“Autocompara program”, which allows potential customers to compare car insurance quotes from the eleven largest insurance companies in Mexico. Customers can access this program at our branches, on our website or by telephone. This program has been advertised throughout a national marketing campaign, which has positioned us among the top companies in the car insurance industry. By December 31, 2021, car insurances products had generated commissions of Ps.1,226.9 million (U.S.$59.8 million) based on a portfolio of approximately 0.9 million outstanding car insurance policies.
●	"Protección Eventos Santander" affiliation program as an additional benefit of “Santander Plus” program, which awards our customers that have at least two insured assets with us (home, car, health or life) with a certificate of Ps.7,200 to celebrate the following five mayor life events: the birth or adoption of a child, getting married, getting a college diploma or moving to a new home. This program promotes the integral protection of our customers, it increases the profitability and strengthens our customer’s portfolio using the reward scheme.
●	"Gastos Medicos Santander" through our branch network, offering specialized executives to make sure customers get the best assessment possible, eliminating waiting periods for COVID-19 disease coverage.

●	“Objetivo Protegido Santander”. Through savings, this product allows our customers to achieve different goals set by them, such as paying for their children’s university or making the trip they have always dreamed of. We help our Select customers fulfill these objectives by providing life insurance, which guarantees that if the customer dies, their beneficiaries will receive payments through this program and be able to fulfill these goals.
●	“Hogar Protegido Santander”, which covers earthquake, fire and hydrometeorological risks to homes, and are offering the most competitive rates in the insurance market. In October 2020, we improved coverage, consolidated deductibles by up to 2% and added a coinsurance of 0%, allowing our customers to protect their homes.

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

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2021, we had approximately 339,000 SME customers which approximately 200,000 are active, 8,889 middle-market corporation customers and 1,852 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation customers’ coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market customers, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2021, our distribution channels included:

●	Office network. We have 1,346 offices throughout Mexico.

●	ATMs. We have 9,498 ATMs with coverage throughout Mexico, with more than 39.8 million transactions per month on average.
●	Contact centers. We have 2,540 contact center positions with approximately 5,179 employees. We receive more than 4.0 million in-bound calls on average per month and generate 3.5 million transactions.
●	Internet banking. We had, on average, more than 21.3 million banking transactions per month in 2020, with 1,587,913 active customers.
●	Mobile banking. Our newly launched channel, which enables customers to complete transactions from their mobile phones and tablets. As of December 31, 2021, we had 5,247,243 active customers and 416.4 million transactions per month on average.
●	Specialized sales force. We have 276 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”
●	Fuerza Asesor Santander (FAS). We have 255 sales executives, whose main task is to open digital payroll, make credit card sales, and manage insurance, payroll, place consumer loans, Linea Express and balance transfers, as well as advise customers to join digital channels.
●	Santander Personal. This is a remote and digital service channel, through which we assist high income clients by assigning them a specialized Digital Banker. Through this service, 100 Bankers assist than 100,000 customers mainly by email and telephone. This service is available Monday to Friday from 08:00 to 18:00, and we also sell financial products and provide general solutions to customer service issues.
●	Third-party branches (corresponsalía). We have 30,002 complementary branches provided by our agents, Telecomm, Oxxo, 7-Eleven, Circle K, Tiendas Extra, K, Farmacias Guadalajara, Super 7/24, Woolworth, Tiendas del Sol, Farmacias del Ahorro and Soriana. See “—Alternative Distribution Channels—Third-Party Branches.”
●	Third-party mortgage brokers. In the year ended December 31, 2021, approximately 66% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

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

During 2021, we launched the LikeU credit card in SuperMóvil, we included the activation and administration functionalities in the Wallet mobile application, we doubled the number for invoice payment services and we strengthened the cybersecurity of our mobile channel through the implementation of risk engines and authentication mechanisms. In addition, we launched an online campaign through our website to encourage customers to visit our branches and update their file information, in order to support our web channel.

Our strategies to improve customer service in our branches include the following:

●	Ticket router on branches that have the highest number of teller operations, benefiting 60% of our customers by facilitating their visits and channeling them to where they can be served faster and more effectively.
●	We continue consolidating the “Agile” branch format, which helps specific areas with a high demand of teller operations, to concentrate most of them in one office allowing us to provide a more effective and high quality service as we typically assist our customers in no more than 15 minutes.
●	We now have four specialized branch formats: six Agile, one Work Cafe, one Inclusive, and two University – disruptive branches.
●	We continued our branch remodeling program with an impact on 80 of them, giving them a newer look and making them a safer place for both our employees and our customers. This has helped us satisfy our clients’ needs during the COVID-19 pandemic.
●	We also continued updating our self-service equipment by renewing and adding ATMs and full-function ATMs to branches that needed them. In total 130 ATMs were substituted for newer models, and 104 full-functions ATMs and 14 ATMs were added.
●	We are implementing a “Virtual lane” pilot in 100 branches, offering our customers a “Virtual ticket” so they do not have to wait outside the branch to be serviced, simply arriving whenever they are notified that they can enter and also showing them how many clients are before them waiting in line.

Since December 2019, novel strains of coronavirus have spread throughout the world, including Mexico. Since 2020, we have implemented a series of measures in response to the COVID-19 pandemic that were focused on the health and safety of our employees and customers, while assuring business continuity. Since August 2021, 100 % of the branch staff working on site and providing safe services to our customers with the recommendations of the federal and local authorities. On the other hand, corporate staff is working from home following rules and procedures according to the internal guidelines, which are adjusted depending on the level of infections (at the national and Bank level) and measures imposed by the health authorities.

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

				Change, December 31, 2021 vs.
	At December 31,			December 31, 2020
	2019	2020	2021	#	%
Central	164	155	154	(1)	(0.6)%
Metro North	181	176	176	—	0.0%
Metro South	195	188	187	(1)	(0.5)%
Northeast	175	168	166	(2)	(1.2)%
Northwest	122	113	113	—	0.0%
North	115	114	117	3	2.6%
West	140	136	134	(2)	(1.5)%
South	125	119	118	(1)	(0.8)%
Southeast	185	181	181	—	0.0%
Total(1) (2)	1,402	1,350	1,346	(4)	(0.3)%
(1)	Includes 9 SME business centers.
(2)	Does not include: 31 Banca de Empresas e Instituciones (BEI) offices, 25 offices of Private Banking, and, 11 Modules named “Terminales Financieras” (One Position).

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

ATMs

We operate an extensive network of 9,498 ATMs throughout Mexico, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across Mexico’s regions at the dates indicated.

				Change, December 31, 2021 vs.
	At December 31,			December 31, 2020
	2019	2020	2021	#	%
Central	1,032	1,086	1,102	16	1.5%
Metro North	1,111	1,175	1,171	(4)	(0.3)%
Metro South	971	1,014	1,011	(3)	(0.3)%
Northeast	964	1,006	1,016	10	1.0%
Northwest	817	842	854	12	1.4%
North	771	823	831	8	1.0%
West	752	802	799	(3)	(0.4)%
South	1,008	1,045	1,057	12	1.1%
Southeast	1,589	1,655	1,657	2	0.1%
Total	9,015	9,448	9,498	50	0.5%

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

Our contact centers serve three basic functions:

●	Customer service. We receive more than 3.6 million in-bound calls per month from our customers.
●	Sales. Through our contact centers, we grant approximately 22% of the consumer loans and approximately 30% of the credit cards that we issue.
●	Collecting receivables. With more than 76 million outbound and in-bound calls, we collect more than Ps.60,077 million (U.S.$2,930 million) of receivables per month.

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

As of December 31, 2021, we had approximately 1,587,913 active Internet banking customers. We had, on average, 21.3 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2021. The following table presents summarized operating statistics for our Internet banking channel:

			Change, Year Ended
	Monthly Average		December 31, 2021 vs.
	Year ended December 31,		year ended December 31, 2020
	2020	2021	#	%
Monetary transactions	5,271,374	5,186,684	(84,690)	(2)%
Non-monetary transactions	19,388,389	16,075,433	(3,312,956)	(17)%
Total transactions	24,659,763	21,262,117	(3,397,646)	(14)%

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

As of December 31, 2021, we had approximately 5,247,243 mobile banking active customers, with approximately 416.4 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

			Change, year ended
	Month average		December 31, 2021 vs.
	Year ended December 31,		year ended December 31, 2020
	2020	2021	#	%
Monetary transactions	14,946,583	22,725,354	7,778,771	52%
Non-monetary transactions	311,825,482	393,685,354	81,859,872	26%
Total transactions	326,772,065	416,410,708	89,638,643	27%

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

As of December 31, 2021, 276 agents belonged to our Asesores Super Nómina network. These agents are located throughout Mexico, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 113,000 total payroll kits in 2021, an increase of 32% from a monthly average of 85,448 payroll kits generated in 2020, this means 1,353,000 payroll kits delivered in 2021, which translates to an increase of 33% compared to 2020.

Third-Party Branches

We provide banking services to our customers through 20,392 Oxxo stores, 1,855 7-Eleven stores and 1,694 complementary branches provided through our below-described relationship with Telecomm, 2,423 Farmacias Guadalajara stores, 1,448 Farmacias del Ahorro stores, 1,158 Circle K and Tiendas Extra stores, 772 Soriana stores, 140 7/24 Mix stores and 120 Woolworth Stores and Tiendas del Sol, which are third-party branches, as of December 31, 2021. At these third-party branches, we process more than 4.4 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

In July 2008, we signed an agreement with Telecomunicaciones de Mexico (Telecomm), a public entity created and operated by the SCT (Secretaria de Comunicaciones y Transportes), with locations primarily in rural areas where we have no branch network presence. We serve our customers in more than 1,694 Telecomm offices, where they can (i) execute cash withdrawals and payments (up to Ps.5,000 per account per day), (ii) make checking account deposits (up to Ps.15,000 per account per day), and (iii) check account balances. The agreement is renewable on an annual basis and we pay Telecomm a commission that varies depending on the service and value of the transaction.

In February 2013, we signed an agreement with Oxxo, which operates convenience stores throughout Mexico, allowing us to offer our services through more than 20,392 Grupo Oxxo stores. At these locations, our customers make deposits through debit cards and payments through credit cards any day of the week. Transaction amounts are limited to Ps.10,000 per account per day. The agreement is renewable on an annual basis and we pay Grupo Oxxo a fixed amount per transaction.

In July 2014, we signed an agreement with 7-Eleven, setting up a complementary network that enables us to serve our customers in more than 1,855 convenience stores nationwide. In such convenience stores, our customers can perform payments, credit and debit card deposits (up to Ps.5,000 per account per day),

365 days a year, from 6:00 a.m. to 10:00 p.m. The agreement is renewable on an annual basis and we pay 7-Eleven a fixed amount per transaction.

In March 2018, we signed an agreement with Circle K chain, Tiendas Extra and K to enable its more than 1,158 stores to be banking hubs that provide services for the deposit and/or payment to a credit card for a maximum of Ps.5,000 per account per day and with no a minimum amount, from 8:00 a.m. to 8:00 p.m. any day of the year. Additionally, in April, 2018, we signed an agreement with Farmacias Guadalajara chain, which has 2,423 branches where our customers can perform credit cards payments and debit card deposits (up to Ps.10,000) per account per day at each pharmacy.

During the last quarter of 2018, for the convenience of our customers and users we signed an agreement with 7/24 Mix chain, where customers can make deposits and payments to debit cards of up to Ps.5,000 per day.

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

Third-Party Mortgage Brokers

Approximately 66% of our mortgage loans were originated through third-party mortgage brokers in 2021. We have a direct relationship with the largest mortgage brokers in Mexico and an indirect relationship with approximately 1,000 smaller brokers, which sometimes originate mortgage loans on behalf of the larger brokers.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.903,923 million (U.S.$44,078 million), or 59.7%, of our total liabilities as of December 31, 2021. Customer deposits typically represent a large portion of our funding base based on our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

In order to increase liquidity and extend our maturity profile, we rely in part on domestic peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander México’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	775,334	12.9%	Ps.	893,327	13.4%	Ps.	899,517	12.9%
BBVA		1,289,581	21.4		1,434,931	21.5		1,600,293	23.0
Citi Banamex		774,016	12.8		917,241	13.7		913,751	13.1
Banorte		756,631	12.6		855,668	12.8		825,103	11.9
HSBC		542,235	9.0		516,902	7.7		528,030	7.6
Scotiabank		421,236	7.0		473,182	7.1		490,714	7.0
Inbursa		240,437	4.0		266,210	4.0		273,230	3.9
Santander + Top 6	Ps.	4,799,470	79.6%	Ps.	5,357,461	80.2%	Ps.	5,530,638	79.4%
Total System	Ps.	6,026,878	100.0%	Ps.	6,671,738	100.0%	Ps.	6,961,764	100.0%

Source: CNBV.

(1) Funding and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	443,221	12.4%	Ps.	515,449	12.4%	Ps.	563,481	12.4%
BBVA		923,245	25.9		1,084,253	26.0		1,242,321	27.2
Citi Banamex		623,514	17.5		720,625	17.3		736,381	16.1
Banorte		436,079	12.2		531,522	12.7		535,642	11.7
HSBC		295,803	8.3		317,627	7.6		355,893	7.8
Scotiabank		167,261	4.7		202,371	4.9		209,758	4.6
Inbursa		141,140	4.0		159,046	3.8		175,796	3.9
Santander + Top 6(2)	Ps.	3,030,262	84.9%	Ps.	3,530,893	84.7%	Ps.	3,819,273	83.7%
Total System	Ps.	3,568,991	100.0%	Ps.	4,171,724	100.0%	Ps.	4,561,703	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total time deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	302,188	14.6%	Ps.	328,210	15.8%	Ps.	305,148	15.4%
BBVA		339,811	16.4		327,862	15.8		313,136	15.8
Banorte		303,837	14.6		306,897	14.8		264,876	13.4
Scotiabank		197,721	9.5		203,586	9.8		231,687	11.7
Citi Banamex		139,789	6.7		187,995	9.1		161,309	8.1
HSBC		218,624	10.5		179,265	8.6		144,298	7.3
Inbursa		81,264	3.9		76,320	3.7		76,518	3.9
Santander + Top 6	Ps.	1,583,234	76.3%	Ps.	1,610,135	77.6%	Ps.	1,496,971	75.5%
Total System	Ps.	2,074,473	100.0%	Ps.	2,072,961	100.0%	Ps.	1,982,499	100.0%

Source: CNBV.

(1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	28,194	7.7%	Ps.	47,876	11.7%	Ps.	28,770	7.2%
Scotiabank		55,642	15.1		66,612	16.2		48,408	12.2
BBVA		22,018	6.0		17,860	4.4		39,433	9.9
HSBC		27,140	7.4		19,155	4.7		26,821	6.7
Banorte		14,630	4.0		14,665	3.6		21,562	5.4
Inbursa		17,884	4.9		30,696	7.5		20,685	5.2
Citi Banamex		5,804	1.6		3,432	0.8		10,162	2.6
Santander + Top 6(2)	Ps.	171,311	46.5%	Ps.	200,296	48.9%	Ps.	195,841	49.2%
Total System	Ps.	368,219	100.0%	Ps.	410,172	100.0%	Ps.	398,165	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

In 2021, the Bank’s Marketing area focused on advancing the 2019 strategy by connectig with customers and focusing on what is really important for them.

In the first half of the year, communication activity was low, having only one campaign oriented to payroll attraction throughout the benefits of the Santander Plus program. Communication activity increased during the second half of the year. We implemented, Like U, a new credit card campaign through the Bank's communication platform. We also created tactical campaigns to motivate the acquisition and usage of LikeU in key marketing seasons (Buen Fin and New Year’s eve).

Our 2021 sponsorship strategy was based on three core goals: high-value customer relationships, high-end offerings and business commitments. To implement our strategy, as in 2020, we focused on four main pillars: wellness, sports, entertainment and gastronomy. We have focused on the well-being pillar, because it is an area of opportunitywith low bank participation, besides being a growing trend that our customers are interested in and increasingly demand. Consequently, we decided to participate in 36 sporting events, 10 gyms with more than 110 branches nationwide and four nutrition platforms with exclusive promotions and many additional benefits.

Within the sports pillar, we invited our major clients to F1 and the UEFA Champions League final. In entertainment, we continue to sponsor Imagic Park and the Conjunto Santander de Artes Escenicas  in Guadalajara. The gastronomy pillar was affected by cancellations due to COVID-19.

During 2021, the Digital Marketing Team continued in the consolidation process as industry leaders, working together with global teams such as CRO and DMA but also entrenching teamwork with partners such as Criteo, Facebook, Google, Twitter, Teads, and Waze, reinforcing the bank digital strategies together. In addition, with our Institutional campaign “Sueños” we achieved a 2nd place in the YouTube Leaderboard Top videos during September, winining an Omnichannel Waze Award with the Like U campaign and working with some new betas, such as Search 360 and Goolge Analytics 4 with Google, having In-Stream Video with Facebook and Cookieless campaigns with Contextual Marketing in Teads Tv.

In the last year, we were able to help digital sales of LikeU with digital marketing campaigns, placing more than 30% of our credit cards via digital channels, and also having worked in the implementation of a software development kit for measurement and digital e2e funnel attribution in our apps, such as SuperMovil and SuperWallet.

In Autocompara, we continued our annual growth trend achieving important results in digital acquisitions, exceeding 65 thousand sales (+68% vs 2020) in 2021 and improving the cost per acquisition by 16% (Ps.362) as a result of certain performance optimizations, such as excluding agents in campaigns measurements. Banco Santander México currently appears in search engines as one of the main results on search pages related to credit cards and insurance products, concentrating over 50% of organic traffic to the site.

In the global Conversion Rate Optimization (CRO) program, we worked on the production of more than 15 audiences achieving an efficiency of over Ps.23.6 million and developing tests of acquisition models such as Markov Chain through scripts analysis. At the Digital Marketing Accelerator (DMA) level, we strengthened Mexico's position as one of the most advanced markets in optimizations of global marketing teams.

Banco Santander México has differentiated itself on advertising spending within its category. We occupy the fifth place on advertising spending among Mexican banks according to IBOPE AGB as of December 2021. Furthermore,our communication during the second half of the year allowed us to secure a position among the top three banks in terms of brand awareness.

In Mexico, part of our efforts are dedicated to social responsibility. Our ATMs receive voluntary donations from our customers several times a year. With these contributions, we have supported the valuable work of the United Nations International Children’s Emergency Fund, or UNICEF, in Mexico, helping children attend school and receive a quality education. This program has raised more than Ps.139.6 million in the past 19 years. We have also supported environmental projects led by Reforestamos México, raising more than Ps.38.6 million over the past 14 years. We also support Casa de la Amistad para Niños con Cancer in early detection and early childhood cancer care. In the last five years, we have raised more than Ps.16.7 million. In 2019, we began supporting Escuela SER, an organization dedicated to providing high quality basic education for underprivileged children. In the last three years, we helped it raise more than Ps.7.5 million. In 2020 we formed an alliance with Fundación Alsea, to help end hunger, especially in early childhood. The total amount raised in these two years was Ps.2.8 million. Lastly, this year we resumed our alliance with Corazón Urbano, formerly Provivah, to support the construction and improvement of housing and urban infrastructure for vulnerable people. After 13 years we have raised Ps.55 million to support these programs.

In 2021, Santander launched its LikeU Credit Card, the first of its kind in Mexico with a “financial on demand” concept. Besides its digital and safety specifications, the LikeU cards incorporate a social responsibility element, allowing customers to support six of the main social and environmental causes in alliance with prestigious organizations in the country, based on the color of their card: LikeU Green (supports reforestation in alliance with Reforestamos Mexico); LikeU Red (supports children education in vulnerable areas in the country alongside UNICEF); LikeU Blue (gives resources for the cleaning of seas and rivers, with the help of World Wild Fund for Natures, WWF); LikeU Star (supports children with cerebral paralysis and people with autism through APAC and Iluminemos de Azul); LikeU Pink (supports the fight against breast cancer in alliance with Fundación Cima); and LikeU White (supports nutrition and health of children with UNICEF). In addition to the Bank’s donation for each card placed, in 2021, we donated a seed capital to promote the launch of the cards and the projects linked to them. In total, Banco Santander México granted more than Ps. 3.3 million in seed capital, which was divided among the allied organizations to achieve the strategic objectives mentioned above.

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

In order to achieve our business plan, we have acquired all of the shares of Santander Tecnología from our Parent in 2018. To date, Santander Tecnología México is fully integrated into our operations, helping us to manage our technical infrastructure, execute information technology projects and support and manage our suppliers.

In June 2020, we began the implementation of the three-year strategic plan for IT improvement, focused on accelerating our modernization and supporting the growth of our business by improving the following areas:

Cloud: Continue leading the adoption of private cloud in the Santander Group, facilitating the complete migration to next-generation infrastructure platforms, expanding our capabilities for business continuity and defining our hybrid private/public cloud operating model.

Focus on Payments: Through our agreements with PagoNXT, Getnet and Global Cards, we have acquired new capabilities and flexible platforms, which have allowed us to use advanced technology to minimize time, cost and reliance on third party suppliers, while strengthening our infrastructure, improving our online services and enhancing customer experience, by addressing with their requests faster and providing them with additional tools to make payments.

APIs: Promoting the implementation of new digital assets, with the creation of an architecture based on APIs to increase our speed in delivering value to customers.

Talent: Launching of talent plans to increase our digital capacities in the areas of data and cybersecurity, with the incorporation of new personnel and specific training plans.

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

We remain focused on strengthening the coordination between our information security and fraud teams, as the nature of many modern cyber-attacks and data breaches requires both teams' participation and our operational resilience against a cybersecurity incidents depends on responding quickly and effectively in order to mitigate business risk and disruptions. We implemented a cybersecurity transformation plan that aims to ensure that our forensic and incident management team has the required tools and support to effectively address major incidents.

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

The following table shows the rankings and market share of Banco Santander México as of December 31, 2021, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2021

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.5%
Deposits	3	12.6%
Total assets	2	14.8%
Asset quality(3)	5	—
Total equity	3	12.7%
Net income	4	9.9%
Efficiency(4)	4	—
ROAE(5)	6	—

Source: CNBV.

(1)	Among the largest private banks in Mexico in terms of total assets: Banco Santander México, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.
(5)	Calculated based upon the average balance of equity.

Our prominence in Mexico’s financial system has been recognized in the Mexican business community. In 2021, Euromoney magazine named Banco Santander México Latin America's Best Bank for SMEs, Latin America's Best Bank for Sustainable Finance, Best Investment Bank in Mexico, and Best Bank for Financial Inclusion, and ranked Banco Santander México as number one in Private Banking in the category of mass affluents (individuals with U.S.$100,000 to U.S.$1 million in investable assets). International Finance Magazine named Banco Santander México Most Socially Responsible Bank and Best Financial Inclusion Bank in Mexico. Global Finance Magazine recognized Banco Santander México for its Outstandig Leadership in Sustainable Finance in Latin America. In addition, Banco Santander México also received the Financial Innovator of the Americas Platinum Award by Fintech Americas, and was named Best Mortgages Banking Brand in the Global Brand Awards. Furthermore, Banco Santander ranked 11th place in the more than 500 employees category, in the Super Workplaces (“Súper Espacios de Trabajo”) ranking by Top Companies.

The Mexican Center for Philanthropy (Centro Mexicano para la Filantropia or CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Banco Santander México, for the seventeenth time, with the prestigious Socially Responsible Company (ESR) distinction. In 2021, for the second consecutive year, we were selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index (DJSI MILA 2021) in recognition of our performance in sustainable banking activities. In addition, the Bank was the only bank in Mexico included in the S&P Global Sustainability Yearbook 2021 for our practices in ESG matters, exceeding the score obtained in the previous year, and we were named as an S&P Global Industry Mover after the improvement in our score. Lastly, for the 14th time, we were recognized by Reforestamos México for our long-term alliance to promote the sustainable development of forests and communities.

The banking sector in Mexico can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2021, the four largest banks, BBVA Bancomer, Banco Santander México, Banamex and Banorte, held in the aggregate 63.1% of the total deposits in Mexico, followed by a total of 17.5% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 19.4% was distributed among 43 other banks as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	21,264	13.0%	Ps.	20,144	19.7%	Ps.	18,068	9.9%
BBVA		49,254	30.2		36,172	35.4		60,256	33.1
Banorte		27,493	16.9		20,384	20.0		26,086	14.3
Citi Banamex		20,122	12.3		7,440	7.3		22,396	12.3
Inbursa		6,673	4.1		6,791	6.6		13,931	7.6
Scotiabank		4,948	3.0		3,020	3.0		9,418	5.2
HSBC		7,374	4.5		(708)	(0.7)		2,806	1.5
Others(2)		25,951	15.9		8,878	8.7		29,209	16.1
Mexican financial system	Ps.	163,078	100.0%	Ps.	102,121	100.0%	Ps.	182,170	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.
(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	138,381	12.8%	Ps.	158,930	13.4%	Ps.	165,823	12.8%
BBVA		214,826	19.9		242,308	20.4		282,724	21.6
Citi Banamex		160,816	14.9		174,303	14.6		182,786	14.0
Banorte		114,258	10.6		135,044	11.3		144,631	11.0
Inbursa		95,757	8.9		99,904	8.4		115,750	8.8
Scotiabank		53,196	4.9		55,322	4.6		67,350	5.1
HSBC		66,244	6.1		65,366	5.5		66,045	5.0
Total for seven banks(2)	Ps.	843,477	78.2%	Ps.	931,177	78.2%	Ps.	1,025,109	78.3%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019		2020		2021
	Return-on-average	Equity to total	Return-on-average	Equity to total	Return-on-average	Equity to total
	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)
Santander	16.1%	9.9%	13.5%	8.6%	11.1%	10.1%
BBVA	24.1	10.1	15.8	9.9	23.0	11.5
Banorte	24.7	9.9	16.4	10.7	18.7	11.7
Scotiabank	9.6	9.1	5.6	8.7	15.4	10.0
Inbursa	6.4	26.4	6.9	24.9	12.9	28.2
Citi Banamex	12.5	13.0	4.4	12.8	12.5	13.3
HSBC	11.7	8.4	(1.1)	8.4	4.3	9.2
Mexican financial system	15.6%	11.1%	9.0%	10.6%	14.6%	11.8%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander México’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2019	2020	2021

Santander	11.9%	14.3%	14.8%
Inbursa	18.0	18.7	21.5
BBVA	12.5	14.4	16.7
Banorte	12.7	13.9	15.3
Citi Banamex	12.5	14.2	14.8
Scotiabank	11.6	11.9	13.2
HSBC	11.1	11.7	11.3
Median of seven banks	12.5%	14.2%	14.8%

Source: CNBV.

Efficiency

As of December 31, 2021, Banco Santander México was the fourth most efficient bank among the seven largest commercial banks in Mexico, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander México’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019	2020	2021
	(%)
Santander	45.4%	46.1%	50.4%
HSBC	58.8	63.2	73.2
Citi Banamex	57.5	63.6	67.5
Scotiabank	58.3	57.2	51.3
Banorte	42.3	45.0	48.2
Inbursa	35.2	37.3	38.6
BBVA	38.2	40.0	37.8
Median of seven banks	46.7%	49.3%	50.8%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	713,680	13.8%	Ps.	702,769	13.6%	Ps.	750,966	13.6%
BBVA		1,240,804	23.9		1,245,943	24.0		1,310,832	23.6
Banorte		756,143	14.6		791,036	15.3		810,614	14.6
Citi Banamex		655,812	12.6		560,522	10.8		549,423	9.9
Scotiabank		413,731	8.0		415,206	8.0		437,741	7.9
HSBC		400,531	7.7		367,655	7.1		388,875	7.0
Inbursa		248,258	4.8		227,978	4.4		252,131	4.5
Total for seven banks(2)	Ps.	4,428,959	85.4%	Ps.	4,311,109	83.2%	Ps.	4,500,583	81.1%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	151,929	18.5%	Ps.	172,871	21.1%	Ps.	193,840	17.7%
BBVA		236,133	28.8		257,273	31.4		279,745	25.6
Banorte		172,059	21.0		189,394	23.1		202,536	18.5
Scotiabank		137,344	16.8		151,492	18.5		171,161	15.6
HSBC		64,371	7.9		78,926	9.6		102,775	9.4
Citi Banamex		86,286	10.5		78,857	9.6		71,343	6.5
Inbursa		5,899	0.7		5,812	0.7		5,619	0.5
Santander + Top 6(2)	Ps.	854,021	93.8%	Ps.	934,625	93.9%	Ps.	1,027,020	93.8%
Total System	Ps.	910,008	100.0%	Ps.	994,970	100.0%	Ps.	1,094,366	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	117,122	11.3%	Ps.	115,712	11.1%	Ps.	121,762	11.8%
BBVA		310,643	29.9		298,116	28.7		311,596	30.1
Citi Banamex		203,230	19.6		169,615	16.3		161,551	15.6
Banorte		120,496	11.6		121,183	11.7		124,887	12.1
HSBC		66,844	6.4		61,147	5.9		73,566	7.1
Scotiabank		46,505	4.5		41,563	4.0		36,267	3.5
Inbursa		46,647	4.5		35,010	3.4		27,581	2.7
Santander + Top 6(2)	Ps.	911,487	87.8%	Ps.	824,346	81.1%	Ps.	857,211	82.9%
Total System	Ps.	1,092,779	100.0%	Ps.	1,008,983	100.0%	Ps.	1,034,550	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	357,464	14.0%	Ps.	331,070	12.9%	Ps.	341,068	12.9%
BBVA		517,140	20.2		500,860	19.6		522,190	19.8
Banorte		272,834	10.7		299,412	11.7		306,616	11.6
Citi Banamex		292,677	11.4		251,413	9.8		228,840	8.7
Scotiabank		162,733	6.4		184,180	7.2		193,345	7.3
Inbursa		180,467	7.1		173,457	6.8		187,457	7.1
HSBC		215,160	8.4		185,871	7.3		175,661	6.6
Santander + Top 6(2)	Ps.	1,998,475	78.1%	Ps.	1,926,263	75.3%	Ps.	1,955,176	74.0%
Total System	Ps.	2,634,267	100.0%	Ps.	2,575,059	100.0%	Ps.	2,642,900	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	87,165	11.4%	Ps.	83,116	10.8%	Ps.	94,295	12.2%
BBVA		176,887	23.0		189,694	24.7		197,301	25.4
Banorte		190,754	24.9		181,047	23.6		176,574	22.7
Citi Banamex		73,618	9.6		60,637	7.9		87,690	11.3
Scotiabank		49,415	6.4		37,971	4.9		36,968	4.8
HSBC		54,155	7.1		41,711	5.4		36,874	4.7
Inbursa		32,979	4.3		13,699	1.8		31,474	4.0
Santander + Top 6(2)	Ps.	664,974	86.6%	Ps.	607,875	79.1%	Ps.	661,176	85.1%
Total System	Ps.	768,574	100.0%	Ps.	723,582	100.0%	Ps.	777,240	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 50 private banks in Mexico) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019			2020			2021
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	692,064	13.6%	Ps.	762,996	15.0%	Ps.	783,112	12.6%
BBVA		1,177,321	23.2		1,328,151	26.2		1,467,536	23.6
Citi Banamex		754,648	14.9		904,923	17.8		894,775	14.4
Banorte		715,906	14.1		798,101	15.7		775,832	12.5
HSBC		473,432	9.3		451,162	8.9		482,720	7.8
Scotiabank		323,830	6.4		372,956	7.3		410,554	6.6
Inbursa		165,460	3.3		178,514	3.5		196,151	3.2
Total for seven banks	Ps.	4,302,660	84.8%	Ps.	4,796,803	94.4%	Ps.	5,010,679	80.7%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in Mexico for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2019	2020	2021
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	2.3%	3.1%	2.2%
Scotiabank	2.4	3.0	3.9
HSBC	2.0	2.8	2.6
Citi Banamex	2.2	2.9	2.0
BBVA	2.2	3.0	1.7
Inbursa	2.1	2.2	1.4
Banorte	1.6	1.1	1.0
Mexican financial system	2.2%	2.6%	2.1%

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander México’s total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2019		2020		2021
		(Market		(Market		(Market
		share		share		share
	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)
Santander	1,045	8.2%	1,012	8.4%	1,036	8.9%
BBVA	1,859	14.6	1,745	14.4	1,716	14.6
Citi Banamex	1,465	11.5	1,420	11.7	1,276	10.9
Banorte	1,182	9.3	1,193	9.9	1,064	9.1
HSBC	951	7.5	929	7.7	912	7.8
Inbursa	883	6.9	748	6.2	644	5.5
Scotiabank	553	4.3	521	4.3	468	4.0
Santander + Top 6(2)	7,938	62.4%	7,568	62.6%	7,116	60.8%
Total System	12,721	100.0%	12,106	100.0%	11,698	100.0%

Source: CNBV (R1 regulatory report on branches, ATMs and credit cards).

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2019		2020		2021
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	9,008	16.0%	9,448	16.4%	9,498	16.1%
BBVA	13,170	23.0	12,950	22.4	13,400	22.8
Banorte	8,910	16.0	9,387	16.2	9,668	16.4
Citi Banamex	9,466	17.0	9,424	16.3	8,991	15.3
HSBC	6,041	11.0	5,934	10.3	6,128	10.4
Scotiabank	1,633	3.0	1,742	3.0	1,807	3.1
Inbursa	780	1.0	750	1.3	665	1.1
Santander + Top 6(2)	49,008	87.0%	49,635	85.9%	50,157	85.2%
Total System	56,310	100.0%	57,770	100.0%	58,841	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

Environmental Matters

We follow a strategic program of Corporate Social Responsibility, which promotes a continuous commitment to act responsibly, thus contributing to economic development and improving the quality of life of employees, their families and the community in general.

In this context, we have reaffirmed our respect and commitment to the environment by renewing our environmental policies and maintaining an Environmental Management System (EMS) for our corporate buildings in Santa Fe and Patio Santa Fe, in Mexico City.

That is why throughout the year, internal monitoring audits and environmental legal compliance reviews were carried out, as well as important improvement activities.

In accordance with the foregoing, in November 2021 the recertification audit was carried out by AENOR, under the ISO 14001:2015 guidelines, obtaining favorable results and zero non-conformities as we did in recent years, which will continue to place us at the forefront in matters of environmental commitment.

This commitment is ratified in our environmental policy, which integrates sustainability into our daily management, as carried out by senior management. This environmental policy sets forth the following:

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

In 2021, our Renewable Energy Power Purchase Agreement signed in 2019 was canceled due to changes in the regulatory framework. However, we continued working our sustainability commitments. In 2021, we bought 131,368 International Renewable Energy Contracts (IRECs) to offset greenhouse gas emissions generated by our electricity consumption. We are also bought 1,244 Certificates of Emission Reduction in 2021 to offset our fuel emissions.

With these two types of Certificates combined, we are a carbon-neutral company.

Below is a list of the recognitions and certifications we have obtained.

Corporate Center Santa Fe, Mexico City, Mexico

●	In 2021, the Environmental Management System established at our Santa Fe corporate building celebrated 16 years of being implemented and certified.

Technological Operations Center Santander (Centro Tecnológico de Operaciones Santander) (CTOS), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection (Procuraduría Federal de Protección al Ambiente or PROFEPA) and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Contact Center Santander (CCS), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.

Data Processing Center (Centro de Procesamiento de Datos) (CPD Q), Querétaro, Mexico

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I-National granted by PROFEPA and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2019					2020					2021
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	29,992	Ps.	2,456	8.19%	Ps.	40,037	Ps.	1,951	4.87%	Ps.	40,156	Ps.	1,471	3.66%
Total	Ps.	29,992	Ps.	2,456	8.19%	Ps.	40,037	Ps.	1,951	4.87%	Ps.	40,156	Ps.	1,471	3.66%
Loans and advances to credit institutions
Pesos	Ps.	21,687	Ps.	1,294	5.97%	Ps.	14,550	Ps.	58	0.40%	Ps.	1,496	Ps.	6	0.40%
Foreign currency(1)		70,908		1,500	2.12%		115,721		354	0.31%		80,945		1,191	1.47%
Total	Ps.	92,595	Ps.	2,794	3.02%	Ps.	130,271	Ps.	412	0.32%	Ps.	82,441	Ps.	1,197	1.45%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	560,777	Ps.	70,614	12.59%	Ps.	602,182	Ps.	66,129	10.98%	Ps.	598,771	Ps.	59,800	9.99%
Foreign currency(1)		72,157		3,419	4.74%		89,081		2,992	3.36%		70,806		2,248	3.17%
Total	Ps.	632,934	Ps.	74,033	11.70%	Ps.	691,263	Ps.	69,121	10.00%	Ps.	669,577	Ps.	62,048	9.27%
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	98,914	Ps.	8,139	8.23%	Ps.	68,794	Ps.	3,818	5.55%	Ps.	81,323	Ps.	2,060	2.53%
Total	Ps.	98,914	Ps.	8,139	8.23%	Ps.	68,794	Ps.	3,818	5.55%	Ps.	81,323	Ps.	2,060	2.53%
Loans and advances to customers—credit cards
Pesos	Ps.	57,539	Ps.	15,816	27.49%	Ps.	55,511	Ps.	15,151	27.29%	Ps.	51,814	Ps.	13,154	25.39%
Total	Ps.	57,539	Ps.	15,816	27.49%	Ps.	55,511	Ps.	15,151	27.29%	Ps.	51,814	Ps.	13,154	25.39%
Debt instruments- Taxable
Pesos	Ps.	186,458	Ps.	13,699	7.35%	Ps.	330,717	Ps.	20,261	6.13%	Ps.	353,811	Ps.	19,972	5.64%
Foreign currency(1)		62,598		1,486	2.37%		86,072		1,378	1.60%		103,438		1,035	1.00%
Total	Ps.	249,056	Ps.	15,185	6.10%	Ps.	416,789	Ps.	21,639	5.19%	Ps.	457,249	Ps.	21,007	4.59%
Debt instruments - Non taxable
Foreign currency(1)		27,486		2,076	7.55%		20,033		1,211	6.05%		25,951		1,482	5.71%
Total	Ps.	27,486	Ps.	2,076	7.55%	Ps.	20,033	Ps.	1,211	6.05%	Ps.	25,951	Ps.	1,482	5.71%
Income from hedging operations
Pesos			Ps.	3,541				Ps.	2,432				Ps.	340
Foreign currency(1)				—					—					—
Total			Ps.	3,541				Ps.	2,432				Ps.	340
Other interest-earning assets
Pesos			Ps.	114				Ps.	250				Ps.	353
Foreign currency(1)				76					—					—
Total			Ps.	190				Ps.	250				Ps.	353
Total interest-earning assets
Pesos	Ps.	955,367	Ps.	115,673	12.11%	Ps.	1,111,791	Ps.	110,050	9.90%	Ps.	1,127,371	Ps.	97,156	8.62%
Foreign currency(1)		233,149		8,557	3.67%		310,907		5,935	1.91%		281,140		5,956	2.12%
Total	Ps.	1,188,516	Ps.	124,230	10.45%	Ps.	1,422,698	Ps.	115,985	8.15%	Ps.	1,408,511	Ps.	103,112	7.32%
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2019					2020					2021
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	20,771				Ps.	20,954				Ps.	22,698
Foreign currency(1)		3,756					1,168					—
Total	Ps.	24,527				Ps.	22,122				Ps.	22,698
Allowance for impairment losses
Pesos	Ps.	(18,808)				Ps.	(20,651)				Ps.	(13,673)
Foreign currency(1)		(2,104)					(2,748)					(1,728)
Total	Ps.	(20,912)				Ps.	(23,399)				Ps.	(15,401)
Tangible assets
Pesos	Ps.	20,004				Ps.	16,150				Ps.	17,671
Total	Ps.	20,004				Ps.	16,150				Ps.	17,671
Intangible assets
Pesos	Ps.	2,525				Ps.	8,156				Ps.	8,256
Total	Ps.	2,525				Ps.	8,156				Ps.	8,256
Other non-interest-earning assets
Pesos	Ps.	150,356				Ps.	166,495				Ps.	146,866
Foreign currency(1)		21,265					63,635					9,182
Total	Ps.	171,621				Ps.	230,130				Ps.	156,048
Total non-interest-earning assets
Pesos	Ps.	174,848				Ps.	191,104				Ps.	181,818
Foreign currency(1)		22,917					62,055					7,454
Total	Ps.	197,765				Ps.	253,159				Ps.	189,272
Total average assets
Pesos	Ps.	1,130,215	Ps.	115,673	10.23%	Ps.	1,302,895	Ps.	110,050	8.45%	Ps.	1,309,189	Ps.	97,156	7.42%
Foreign currency(1)		256,066		8,557	3.34%		372,962		5,935	1.59%		288,594		5,956	2.06%
Total	Ps.	1,386,281	Ps.	124,230	8.96%	Ps.	1,675,857	Ps.	115,985	6.92%	Ps.	1,597,783	Ps.	103,112	6.45%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2019					2020					2021
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	108,707	Ps.	8,805	8.10%	Ps.	152,138	Ps.	12,383	8.14%	Ps.	201,748	Ps.	10,814	5.36%
Foreign currency(1)		8,804		236	2.68%		31,448		17	0.05%		14,466		153	1.06%
Total	Ps.	117,511	Ps.	9,041	7.69%	Ps.	183,586	Ps.	12,400	6.75%	Ps.	216,214	Ps.	10,967	5.07%
Customer deposits— Demand accounts
Pesos	Ps.	366,538	Ps.	12,185	3.32%	Ps.	410,244	Ps.	9,030	2.20%	Ps.	456,422	Ps.	7,950	1.74%
Foreign currency(1)		51,892		75	0.14%		56,705		13	0.02%		65,058		14	0.02%
Total	Ps.	418,430	Ps.	12,260	2.93%	Ps.	466,949	Ps.	9,043	1.94%	Ps.	521,480	Ps.	7,964	1.53%
Customer deposits—Savings accounts
Pesos	Ps.	12				Ps.	—				Ps.	—
Total	Ps.	12				Ps.	—				Ps.	—
Customer deposits— Time deposits
Pesos	Ps.	216,065	Ps.	16,333	7.56%	Ps.	244,181	Ps.	16,807	6.88%	Ps.	209,496	Ps.	9,633	4.60%
Foreign currency(1)		40,898		700	1.71%		20,409		138	0.68%		14,100		68	0.48%
Total	Ps.	256,963	Ps.	17,033	6.63%	Ps.	264,590	Ps.	16,945	6.40%	Ps.	223,596	Ps.	9,701	4.34%
Customer deposits — repurchase agreements
Pesos	Ps.	77,903	Ps.	5,743	7.37%	Ps.	152,173	Ps.	2,247	1.48%	Ps.	128,534	Ps.	1,559	1.21%
Total	Ps.	77,903	Ps.	5,743	7.37%	Ps.	152,173	Ps.	2,247	1.48%	Ps.	128,534	Ps.	1,559	1.21%
Subordinated debentures
Foreign currency(1)	Ps.	25,093	Ps.	1,597	6.36%	Ps.	39,035	Ps.	1,767	4.53%	Ps.	41,125	Ps.	1,668	4.06%
Total	Ps.	25,093	Ps.	1,597	6.36%	Ps.	39,035	Ps.	1,767	4.53%	Ps.	41,125	Ps.	1,668	4.06%
Marketable debt securities and other financial liabilities
Pesos	Ps.	49,663	Ps.	4,319	8.70%	Ps.	89,527	Ps.	3,170	3.54%	Ps.	59,392	Ps.	2,308	3.89%
Foreign currency(1)		26,242		1,079	4.11%		49,785		2,586	5.19%		56,841		3,000	5.28%
Total	Ps.	75,905	Ps.	5,398	7.11%	Ps.	139,312	Ps.	5,756	4.13%	Ps.	116,233	Ps.	5,308	4.57%
Other liabilities
Pesos	Ps.	84,520	Ps.	6,365	7.53%	Ps.	16,778	Ps.	703	4.19%	Ps.	22,039	Ps.	1,092	4.95%
Foreign currency(1)		19		—	0.00%		—		—	0.00%		—		—	0.00%
Total	Ps.	84,539	Ps.	6,365	7.53%	Ps.	16,778	Ps.	703	4.19%	Ps.	22,039	Ps.	1,092	4.95%
Expense from hedging operation
Pesos	Ps.	—	Ps.	222		Ps.	—	Ps.	193		Ps.	—	Ps.	300
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	222		Ps.	—	Ps.	193		Ps.	—	Ps.	300
Other interest expense
Pesos	Ps.	—	Ps.	415		Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,121
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	415		Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,121
Total interest-bearing liabilities
Pesos	Ps.	903,408	Ps.	54,387	6.02%	Ps.	1,065,041	Ps.	45,654	4.29%	Ps.	1,077,631	Ps.	34,777	3.23%
Foreign currency(1)		152,948		3,687	2.41%		197,382		4,521	2.29%		191,590		4,903	2.56%
Total	Ps.	1,056,356	Ps.	58,074	5.50%	Ps.	1,262,423	Ps.	50,175	3.97%	Ps.	1,269,221	Ps.	39,680	3.13%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2019					2020					2021
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	23,846				Ps.	—				Ps.	—
Foreign currency(1)		86					—					—
Total	Ps.	23,932				Ps.	—				Ps.	—
Other liabilities— non-interest-bearing
Pesos	Ps.	75,927				Ps.	91,170				Ps.	69,693
Foreign currency(1)		100,490					180,900					101,410
Total	Ps.	176,417				Ps.	272,070				Ps.	171,103
Total equity
Pesos	Ps.	129,576				Ps.	141,364				Ps.	157,459
Total	Ps.	129,576				Ps.	141,364				Ps.	157,459
Total non-interest-bearing liabilities and equity
Pesos	Ps.	229,349				Ps.	232,534				Ps.	227,152
Foreign currency(1)		100,576					180,900					101,410
Total	Ps.	329,925				Ps.	413,434				Ps.	328,562
Total liabilities and equity
Pesos		1,132,757	Ps.	54,387	4.80%	Ps.	1,297,575	Ps.	45,654	3.52%	Ps.	1,304,783	Ps.	34,777	2.67%
Foreign currency(1)		253,524		3,687	1.45%		378,282		4,521	1.20%		293,000		4,903	1.67%
Total	Ps.	1,386,281	Ps.	58,074	4.19%	Ps.	1,675,857	Ps.	50,175	2.99%	Ps.	1,597,783	Ps.	39,680	2.48%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2021 compared to the year ended December 31, 2020 and changes for the year ended December 31, 2020 compared to the year ended December 31, 2019. We have calculated volume variations based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variations caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2021 and 2020
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	4	Ps.	(484)	Ps.	(480)
Total	Ps.	4	Ps.	(484)	Ps.	(480)
Loans and advances to credit institutions
Pesos	Ps.	(52)	Ps.	—	Ps.	(52)
Foreign currency(1)		(512)		1,349		837
Total	Ps.	(564)	Ps.	1,349	Ps.	785
Loans and advances to customers—excluding credit cards
Pesos	Ps.	(341)	Ps.	(5,989)	Ps.	(6,329)
Foreign currency(1)		(580)		(164)		(744)
Total	Ps.	(921)	Ps.	(6,153)	Ps.	(7,073)
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	318	Ps.	(2,075)	Ps.	(1,757)
Total	Ps.	318	Ps.	(2,075)	Ps.	(1,757)
Loans and advances to customers—credit cards
Pesos	Ps.	(939)	Ps.	(1,058)	Ps.	(1,997)
Total	Ps.	(939)	Ps.	(1,058)	Ps.	(1,997)
Debt instruments - Taxable
Pesos	Ps.	1,304	Ps.	(1,593)	Ps.	(289)
Foreign currency(1)		174		(517)		(343)
Total	Ps.	1,478	Ps.	(2,110)	Ps.	(632)
Debt instruments - Non taxable
Foreign currency (1)		338		(67)		271
Total	Ps.	338	Ps.	(67)	Ps.	271
Income from hedging operations
Pesos	Ps.	—	Ps.	(2,092)	Ps.	(2,092)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(2,092)	Ps.	(2,092)
Other interest-earning assets
Pesos	Ps.	—	Ps.	102	Ps.	102
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	102	Ps.	102
Total interest-earning assets
Pesos	Ps.	1,343	Ps.	(14,237)	Ps.	(12,894)
Foreign currency(1)		(631)		652		21
Total	Ps.	712	Ps.	(13,586)	Ps.	(12,873)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2021 and 2020
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	2,659	Ps.	(4,228)	Ps.	(1,569)
Foreign currency(1)		(180)		316		136
Total	Ps.	2,479	Ps.	(3,912)	Ps.	(1,433)
Customer deposits—Demand accounts
Pesos	Ps.	804	Ps.	(1,884)	Ps.	(1,080)
Foreign currency(1)		2		(1)		1
Total	Ps.	806	Ps.	(1,885)	Ps.	(1,079)
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	(1,595)	Ps.	(5,579)	Ps.	(7,174)
Foreign currency(1)		(30)		(40)		(70)
Total	Ps.	(1,625)	Ps.	(5,619)	Ps.	(7,244)
Customer deposits—Repurchase agreements
Pesos	Ps.	(287)	Ps.	(401)	Ps.	(688)
Total	Ps.	(287)	Ps.	(401)	Ps.	(688)
Subordinated debentures
Foreign currency(1)	Ps.	85	Ps.	(184)	Ps.	(99)
Total	Ps.	85	Ps.	(184)	Ps.	(99)
Marketable debt securities and other financial liabilities
Pesos	Ps.	(1,171)	Ps.	309	Ps.	(862)
Foreign currency(1)		372		42		414
Total	Ps.	(799)	Ps.	351	Ps.	(448)
Other liabilities
Pesos	Ps.	261	Ps.	128	Ps.	389
Foreign currency(1)		—		—		—
Total	Ps.	261	Ps.	128	Ps.	389
Expense from hedging operations
Pesos	Ps.	—	Ps.	107	Ps.	107
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	107	Ps.	107
Other interest expense
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	—	Ps.	—
Total interest-bearing liabilities
Pesos	Ps.	671	Ps.	(11,548)	Ps.	(10,877)
Foreign currency(1)		249		133		382
Total	Ps.	920	Ps.	(11,415)	Ps.	(10,495)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2020 and 2019
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	489	Ps.	(994)	Ps.	(505)
Total	Ps.	489	Ps.	(994)	Ps.	(505)
Loans and advances to credit institutions
Pesos	Ps.	(28)	Ps.	(1,208)	Ps.	(1,236)
Foreign currency(1)		137		(1,283)		(1,146)
Total	Ps.	109	Ps.	(2,491)	Ps.	(2,382)
Loans and advances to customers—excluding credit cards
Pesos	Ps.	4,547	Ps.	(9,031)	Ps.	(4,485)
Foreign currency(1)		568		(995)		(427)
Total	Ps.	5,115	Ps.	(10,027)	Ps.	(4,912)
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	(1,672)	Ps.	(2,649)	Ps.	(4,321)
Total	Ps.	(1,672)	Ps.	(2,649)	Ps.	(4,321)
Loans and advances to customers—credit cards
Pesos	Ps.	(553)	Ps.	(112)	Ps.	(665)
Total	Ps.	(553)	Ps.	(112)	Ps.	(665)
Debt instruments - Taxable
Pesos	Ps.	8,838	Ps.	(2,276)	Ps.	6,562
Foreign currency(1)		376		(484)		(108)
Total	Ps.	9,214	Ps.	(2,760)	Ps.	6,454
Debt instruments - Non taxable
Foreign currency(1)		(451)		(414)		(865)
Total	Ps.	(451)	Ps.	(414)	Ps.	(865)
Income from hedging operations
Pesos	Ps.	—	Ps.	(1,109)	Ps.	(1,109)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(1,109)	Ps.	(1,109)
Other interest-earning assets
Pesos	Ps.	—	Ps.	136	Ps.	136
Foreign currency(1)		—		(76)		(76)
Total	Ps.	—	Ps.	60	Ps.	60
Total interest-earning assets
Pesos	Ps.	15,484	Ps.	(21,106)	Ps.	(5,623)
Foreign currency(1)		1,484		(4,106)		(2,622)
Total	Ps.	16,968	Ps.	(25,212)	Ps.	(8,245)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2020 and 2019
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	3,535	Ps.	43	Ps.	3,578
Foreign currency(1)		12		(231)		(219)
Total	Ps.	3,547	Ps.	(188)	Ps.	3,359
Customer deposits—Demand accounts
Pesos	Ps.	962	Ps.	(4,117)	Ps.	(3,155)
Foreign currency(1)		1		(63)		(62)
Total	Ps.	963	Ps.	(4,180)	Ps.	(3,217)
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	1,935	Ps.	(1,461)	Ps.	474
Foreign currency(1)		(139)		(423)		(562)
Total	Ps.	1,796	Ps.	(1,884)	Ps.	(88)
Customer deposits—Repurchase agreements
Pesos	Ps.	1,097	Ps.	(4,593)	Ps.	(3,496)
Total	Ps.	1,097	Ps.	(4,593)	Ps.	(3,496)
Subordinated debentures
Foreign currency(1)	Ps.	631	Ps.	(461)	Ps.	170
Total	Ps.	631	Ps.	(461)	Ps.	170
Marketable debt securities and other financial liabilities
Pesos	Ps.	1,412	Ps.	(2,561)	Ps.	(1,149)
Foreign currency(1)		1,223		284		1,507
Total	Ps.	2,635	Ps.	(2,277)	Ps.	358
Other liabilities
Pesos	Ps.	(2,838)	Ps.	(2,824)	Ps.	(5,662)
Foreign currency(1)		—		—		—
Total	Ps.	(2,838)	Ps.	(2,824)	Ps.	(5,662)
Expense from hedging operations
Pesos	Ps.	—	Ps.	(29)	Ps.	(29)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(29)	Ps.	(29)
Other interest expense
Pesos	Ps.	—	Ps.	706	Ps.	706
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	706	Ps.	706
Total interest-bearing liabilities
Pesos	Ps.	6,103	Ps.	(14,836)	Ps.	(8,733)
Foreign currency(1)		1,728		(894)		834
Total	Ps.	7,831	Ps.	(15,730)	Ps.	(7,899)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS for the year ended December 31,
	2019		2020		2021
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	955,367	Ps.	1,111,791	Ps.	1,127,371
Foreign currency(1)		233,149		310,907		281,140
Total	Ps.	1,188,516	Ps.	1,422,698	Ps.	1,408,511
Net interest income
Pesos	Ps.	61,285	Ps.	64,396	Ps.	62,379
Foreign currency(1)		4,871		1,414		1,053
Total	Ps.	66,156	Ps.	65,810	Ps.	63,432
Gross yield(2)
Pesos		12.11%		9.90%		8.62%
Foreign currency(1)		3.67%		1.91%		2.12%
Total		10.45%		8.15%		7.32%
Net yield(3)
Pesos		6.41%		5.79%		5.53%
Foreign currency(1)		2.09%		0.45%		0.37%
Total		5.57%		4.63%		4.50%
Yield spread(4)
Pesos		6.09%		5.61%		5.39%
Foreign currency(1)		1.26%		(0.38)%		(0.44)%
Total		4.95%		4.18%		4.19%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.
(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Interest-Earning Assets—Composition

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates,” and footnotes thereto.

	IFRS
	For the year ended December 31,
	2019	2020	2021
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	2.52%	2.81%	2.85%
Loans and advances to credit institutions	7.79%	9.16%	5.85%
Loans and advances to customers–excluding credit cards	53.25%	48.59%	47.54%
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements	8.32%	4.84%	5.77%
Loans and advances to customers–credit cards	4.84%	3.90%	3.68%
Debt instruments - Taxable	20.95%	29.30%	32.46%
Debt instruments - Non taxable	2.33%	1.40%	1.85%
Total interest-earning assets	100.00%	100.00%	100.00%

Other Selected Statistical Information

Investment Portfolio

The following table shows as of December 31, 2021, the balances and weighted-average yields for our debt securities not held at fair value through earnings, for each range of maturities. All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from having used daily averages. Yields on tax-exempt obligations have not been computed on a tax-equivalent basis.

	Maturity as of December 31, 2021
	Less than		Average			Average			Average	More than		Average
	1 year		yield	1 to 5 years		yield	5 to 10 years		yield	10 years		yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	24,524	5.72%	Ps.	228,809	6.22%	Ps.	41,206	5.94%	Ps.	8,133	5.68%	Ps.	302,672
Debt instruments issued by the Mexican Central Bank		7,442	5.26%		14,842	5.33%		11,916	5.54%		—	—		34,200
Foreign government debt securities		140,211	0.77%		25,744	9.74%		—	—		—	—		165,955
Debt instruments issued by the private sector		8,680	5.21%		2,061	5.96%		—	—		—	—		10,741
Total debt instruments	Ps.	180,857	4.24%	Ps.	271,456	6.81%	Ps.	53,122	2.87%	Ps.	8,133	1.42%	Ps.	513,568

Loan Portfolio

As of December 31, 2019, 2020 and 2021 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.724,516 million, Ps.712,983 million and Ps.762,088 million, respectively, representing 49.4%, 38.8% and 45.4% of our total assets at such dates, respectively. Loans and advances to customers (excluding reverse repurchase agreements), net of allowance for impairment losses equaled Ps.702,546 million, Ps.687,432 million and Ps.741,053 million as of December 31, 2019, 2020 and 2021, respectively, representing 47.9%, 37.4% and 44.2% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.136,405 million, Ps.157,033 million and Ps.171,094 million as of December 31, 2019, 2020 and 2021, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

During the last three years our recoveries from written-off loans have been Ps.3,517 million, Ps.4,124 million and Ps.3,570 million for 2019, 2020 and 2021, respectively. Even though the pandemic negatively affected the economy in 2020, our recoveries increased as compared to 2019 due to the sale of a significant portion  of written-off loans. In 2021, the recoveries returned to pre-pandemic 2019 levels. This was possible, mainly, due to the re-opening of courts which allowed more judicial actions.

In 2021, our strategy continued focusing on the individual loan portfolio, mainly aimed in increasing the market share of secured portfolios (mortgages and car loan portfolios); however, the weaker demand for corporates credits throughout the Mexican financial system impacted the overall growth of our portfolio and led to a change of the mix in our portfolio (secured vs. unsecured) leading to a better portfolio quality.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers (excluding reverse repurchase agreements), by type of loan and status as of December 31, 2021.

	IFRS as of December 31, 2021
	Less than 1 year			1 to 5 Years			5 to 15 Years			Over 15 Years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	36,556	10.44%	Ps.	17,760	7.05%	Ps.	26,012	18.88%	Ps.	4,928	22.26%	Ps.	85,256	11.19%
Commercial, financial and industrial		213,002	60.82%		129,910	51.57%		11,642	8.45%		—	0.00%		354,554	46.52%
Mortgages		22,150	6.32%		61,014	24.22%		99,209	71.99%		17,206	77.74%		199,579	26.19%
Installment loans to individuals		78,515	22.42%		43,237	17.16%		947	0.69%		—	0.00%		122,699	16.10%
Revolving consumer credit card loans		53,417	15.25%		—	0.00%		—	0.00%		—	0.00%		53,417	7.01%
Non-revolving consumer loans		25,098	7.17%		43,237	17.16%		947	0.69%		—	0.00%		69,282	9.09%
Total loans		350,223	100.00%		251,921	100.00%		137,810	100.00%		22,134	100.00%		762,088	100.00%
Allowance for impairment losses		—			—			—	—		—			(21,035)
Loans net of allowance for impairment losses	Ps.	350,223	100.00%	Ps.	251,921	100.00%	Ps.	137,810	100.00%	Ps.	22,134	100.00%	Ps.	741,053	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2021.

	Fixed and variable rate loans having a maturity of more than one year
	Pesos	Total
	(in millions of Pesos)
Fixed rate
Public sector	1,870	1,870
Commercial, financial and industrial	31,019	31,019
Mortgages	193,813	193,813
Installment loans to individuals	122,476	122,476
Revolving consumer credit card loans	53,404	53,404
Non-revolving consumer loans	69,072	69,072
Total Fixed Rate	349,178	349,178
Variable Rate
Public sector	87,701	87,701
Commercial, financial and industrial	319,246	319,246
Mortgages	5,766	5,766
Installment loans to individuals	197	197
Revolving consumer credit card loans	—	—
Non-revolving consumer loans	197	197

Total Variable Rate	412,910	412,910
TOTAL	762,088	762,088

Movements in Allowance for Impairment Losses

Credit Ratios

	As of December 31,
	2019		2020		2021
	(Millions of pesos)
Allowances for credit losses to total loans outstanding
Allowances for credit losses	Ps.	(21,970)	Ps.	(25,551)	Ps.	(21,030)
Total loans outstanding		724,516		712,983		762,083
Net Charge-offs during the period to average loans outstanding:
Average amount outstanding		713,024		760,553		741,028
Commercial, Public Sector, financial and industrial
Net Charge-off during the period		6,038		7,919		9,259
Average amount outstanding		454,659		451,946		413,326
Mortgages
Net Charge-off during the period		1,775		1,145		1,572
Average amount outstanding		144,681		195,737		212,409
Installment loans to individuals		113,684		112,870		115,293
Revolving consumer credit card loans
Net Charge-off during the period		7,536		7,020		8,396
Average amount outstanding		57,538		55,513		51,814
Non-revolving consumer loans
Net Charge-off during the period		5,805		5,506		7,250
Average amount outstanding		56,146		57,357		63,479
Total loans
Net Charge-off during the period		(21,154)		(21,590)		(26,477)
Average amount outstanding		713,024		760,553		741,028

The increase in the 2020 allowances for credit losses was driven by an increase in additional loan loss reserves taken during the year due to COVID-19 pandemic, anticipating potential future defaults in the credit portfolios. In 2021, our loan loss reserves returned to pre-pandemic levels as economic activity resumed and our non-performing loan coverage ratio decreased in 2021 as compared to 2020. See Note 2.g and 11 to our audited financial statements included elsewhere in this Report.

In addition, in 2021 we had an increase in net charge-offs due to our participation in certain COVID-19 debtor relief programs provided by the CNBV during 2020. Through those programs, we deferred payments on loans during a portion of 2020. These programs expired in August 2020 and we saw an increase in non-performing loans in 2020, which ultimately led to an increase in net charge-offs during 2021 and increased our written-off loan coverage ratio in 2021 as compared to 2020.

Non-performing loan levels normalized by the end of 2020, and as a result, our non-performing loans to computable credit risk ratio decreased in 2021. Better performance in our individual loan portfolio during 2021 and management of our Corporate and Investment Banking customers also contributed to the decrease.

For further discussion of material changes in credit ratios, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020—Impairment Losses on Financial Assets (Net)” below and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31,

2020 Compared to the Year Ended December 31, 2019—Impairment Losses on Financial Assets (Net) in our Annual Report on Form 20-F for the year ended December 31, 2020.”

Deposits

The principal components of our deposits are our demand accounts, savings accounts, time deposits and deposits from the Mexican Central Bank and credit institutions. For an analysis of average deposits for 2019, 2020 and 2021, see “ – Average Balance Sheet and Interest Rates.”

The following table shows the amounts of insured and uninsured total customer deposits.

		For the year ended December 31,
		2019		2020		2021
		(in millions of Pesos)
Insured deposits	Ps.	303,632	Ps.	354,876	Ps.	364,765
Uninsured deposits		669,871		784,979		738,002
Total deposits	Ps.	973,503	Ps.	1,139,855	Ps.	1,102,767

The table below shows as of 31 December 2021, the amounts of insured and uninsured time deposits.

		As of December 31,
		2021
		(in millions of Pesos)
Time deposits
Insured time deposits	Ps.	80,131
Uninsured time deposits		120,771
Total time deposits	Ps.	200,902

The following table shows the maturity of time deposits (excluding inter-bank deposits) otherwise uninsured for the year ended December 31, 2021.

		Year ended December 31, 2021
		Pesos		Foreign currency		Total
		(in millions of Pesos)
Under 3 months	Ps.	150,860	Ps.	5,817	Ps.	156,677
3 to 6 months		22,660		22		22,682
6 to 12 months		21,266		—		21,266
Over 12 months		277		—		277
Total		195,063		5,839		200,902

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

As of December 31, 2021, the Bank has constituted 100% of the capital preservation supplement required.

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

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. We have remained in compliance with the regulations in the fifth year of application, demonstrating that we have been fully compliant since such regulations’ establishment.

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

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. Our leverage ratio as of December 31, 2021 was 8.92%. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

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

As of December 31, 2021, the Bank held a BREMS R position amounting to Ps.7,788 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

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

Currently, a bill to amend the General Provisions on Money Laundering and Terrorist financing is being prepared. This bill would allow the exchange of information regarding specific AML issues with:

●	Foreign subsidiary financial entities.
●	Foreign financial entities in which they hold direct or indirect investments in securities representing their capital stock, as well as with those financial intermediaries that are their subsidiaries.
●	Foreign financial entities with which they carry out correspondent transactions.

It is expected that the bill referred to above will be published on the Federal Official Gazette in the coming months.

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

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$138,920 as of December 31, 2021), per person per bank.

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

On December 16, 2020 the Retirement Savings Systems Law was amended in order to include a provision to regulate that the fees the Afores charged should have a maximum limit. Such limit should be calculated by the regulatory authority with the average of the fees charged in the U.S.A., Colombia and Chile. This makes the regulation of Afores more restrictive which, before this amendment, established a system of authorizations prior and annual of the regulator (CONSAR). CONSAR is considering the maximum limit to be in effect for 2022, since the fees applicable to 2021 were approbed in 2010.

Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

United States Supervision and Regulation

Financial Regulatory Reform

Banking and financial regulatory statutes are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue new and amend existing regulations, policy statements, interpretive letters and similar written guidance. Many changes to the U.S.

financial regulatory framework have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), retains the right to apply enhanced prudential standards to foreign banking organizations (“FBOs”) with greater than U.S.$100 billion in global total consolidated assets, such as Banco Santander Parent, and in October 2019, the federal banking agencies issued final rules, or the “Tailoring Rules,” that adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander Parent. As a result, Banco Santander Parent is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

Under the current administration, however, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Banco Santander México and Banco Santander Parent were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Banco Santander Parent has assessed how the Volcker Rule affects its businesses and subsidiaries, including Banco Santander México, and has brought its activities into compliance. Santander Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained.

Banco Santander Parent’s non-U.S. banking organization subsidiaries, including Banco Santander México, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On July 21, 2017, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

In June 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Banco Santander México will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

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

The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander S.A.

(b)Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended 31 December 2021.

(c)Santander Brasil holds a blocked account for a customer with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. The relationship with the customer preceded its designation under the sanctions programme. Revenues and profits generated by Santander Brasil on this account in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander S.A.

(d)The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2021 which were negligible relative to the overall revenues and profits of Santander Parent. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.  Organizational Structure

Grupo Financiero Santander México, S.A. de C.V., our holding company, directly owns 74.96% of our capital stock. Banco Santander Parent owns 99.99% of the capital stock of Grupo Financiero Santander México S.A. de C.V.

On August 8, 2019, Banco Santander Parent launched an exchange offer (the “Exchange Offer”) for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. Beginning in March 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander, S.A. Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%.

On October 28, 2019, Banco Santander México obtained authorization from the Executive Commission of Banco Santander Parent to carry out a merger through absorption between Banco Santander México and Santander Vivienda, with the former being the surviving entity and the latter being the merged entity.

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

The following chart shows our significant subsidiaries as of December 31, 2021:

* IFRS at December 31, 2021	* IFRS at December 31, 2021
Total assets: Ps.88,194 million (5.3% of total) Net income: Ps.5,141 million (24.7% of total) Total equity: Ps.31,146 million (19.0% of total)	Total assets: Ps.647 million (0.04% of total) Net loss: Ps.156 million ((0.7%) of total) Total equity: Ps.169 million (0.1% of total)

* These figures include our principal subsidiaries. All of our subsidiaries are incorporated in Mexico.

D.  Property, Plants and Equipment

We are domiciled in Mexico City and own our principal executive office, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, Mexico.

We also own two other buildings in Querétaro and rent 131 other buildings for central offices. We also own four branches’ buildings: Martinica located in León, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Querétaro. The branches operating at rented locations, they have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2021	Number
Central Offices
Owned	3
Rented	131
Total	134
Branches
Owned	1,333
Rented(1)	4
Total	1,337
SME Center
Owned	—
Rented	9
Total	9
Other Property(2)
Owned	—
Rented(2)	1,336
Total	1,336

(1)	Includes 72 branches under bailment (comodato).
(2)	Consists mainly of back offices, storage, parking lots and ATMs.

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

COVID-19 Pandemic

COVID-19 has significantly affected the world economy. Countries all over the world responded to the COVID-19 pandemic by imposing a variety of measures to try to contain its expansion and impact, including lockdowns on millions of people, the implementation of mass quarantines and other containment measures, travel restrictions, limiting public gatherings and the temporary suspension of most economic activity. The measures adopted led to a notable decrease in global economic activity, disruption of supply chains, falls in production and demand, which resulted in significant Gross Domestic Product (GDP) falls in many countries, including Mexico, exchange rate volatility, sharp declines and high volatility in the financial and commodities markets worldwide, among others.

The Bank’s priority is to protect the health of its employees, customers and shareholders but also to help mitigate the economic and financial impact that the health crisis could have. In this respect, several work streams were activated with the goal of finding the best possible outcome for customers as well as to preserve the Bank’s strength and solvency and the safeguard of the health and safety of its employees, such as:

●	Identification of vulnerable customers, groups and sectors that have been affected or could be affected by the effects of the COVID-19 pandemic.
●	Following up on customer evolution, to ensure that they continue to be provided with the best solution according to their situation. Customer monitoring was accompanied by recovery management activities when necessary.
●	Providing employees special safety and protection measures.
●	Redefining working conditions to allow for remote working.
●	Ensuring the physical and mental well-being of the employees who continued to work in corporate offices or face-to-face with customers. These measures included providing masks, gloves and protective screens, as well as the reorganization of physical space to ensure adequate social distancing, combined with strict personal hygiene measures.
●	Sending out newsletters including updates on the health crisis.
●	Covering financial well-being by offering various financial support measures to help employees who are experiencing financial difficulties, such as flexible loans and salary advances.
●	Implementing online training and development programs, including project management, leadership and remote-working efficiency programs.

During 2021, the Bank implemented a program for the return of its employees to corporate offices, with the objective of achieving an attendance rate of 50% once the COVID-19 pandemic ended. This program was suspended due to the arrival of the Omicron variant in Mexico in December 2021, and in order to safeguard the health of its employees and business continuity, the Bank reduced attendance in central areas and canceled face-to-face meetings.

The extent to which the COVID-19 pandemic continues to impact our results will depend on the duration of the pandemic, the emergence and virulence of new variants of the virus and the level of continued disruption to Mexican, regional and global economic activity, which is impossible to predict at this time. See “Item 3.D Risk Factors —Risks Associated with Our Business— The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations” for more information.

Economic Environment

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

In 2021, the Mexican economy recovered partially from the crisis with an annual growth rate of 5.0%, mainly caused by a favorable base effect given the impact of the COVID-19 pandemic in 2020, as a large part of the population was able to return to its normal activities as the contagions and deaths from COVID-19 decreased. The Mexican Central Bank increased the target interest rate by 125 basis points to a level of 5.50% in response to a sharp increase in inflation. In this context, the peso showed significant volatility resulting in a depreciation, closing at Ps. 20.51 per U.S.$1.00, as of the end of the year.

Effects of Changes in Interest Rates

In 2019, the Mexican Central Bank decreased rates by 100 points, closing at a level of 7.25%. In 2020, the Mexican Central Bank decreased rates by 300 points, closing at a level of 4.25%. In 2021, the Mexican Central Bank increased rates by 150 points, closing at a level of  5.50%.

Interest rates affect both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio strategies (which are comprised mainly by Mexican sovereign bonds, in addition to interest rate swaps) are designed to protect our Net Interest Margin against changes in the interest rates. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been below 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. Our net interest margin in 2021 was 4.74% and our total margin, which is defined as net interest income (including dividend income and income from entities accounted for using the equity method) plus fee and commission income (net) divided by average interest earning assets, was 5.96%. For further detail on our management of interest rate risk. For further detail on our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

IFRS requires that Bank’s Management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures.

The COVID-19 pandemic resulted in the application of further judgment due to the evolving nature of the pandemic and the limited recent experience of the economic and financial impacts of such event. COVID-

19 pandemic also affected the assumptions and estimation uncertainty associated with the measurement of assets and liabilities.

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

As of December 31, 2021, no significant reduction exists in observables prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for the Bank’s portfolios, there have been no significant reclassifications between levels. The Bank continues to monitor the evolution of the financial markets, their liquidity, and the observability conditions of the valuation inputs in order to apply the criteria established in the Bank for the levelling of assets and liabilities measured at fair value.

Fair value estimates used in disclosures

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

This disclosure is provided in Note 2.d.iii. to our audited financial statements included elsewhere in this Report.

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

Allowance for impairment losses and provisions for off-balance sheet risk

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

Further details about expected credit loss measurement are given in Note 2.g. to our audited financial statements included elsewhere in this Report.

The recognition and measurement of deferred tax assets.

As discussed in Note 2.w to our audited financial statements included elsewhere in this Report, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

The Bank has reassessed its ability to generate future taxable income in relation to the recoverability of deferred tax assets recognized in the consolidated balance sheet. The COVID-19 pandemic introduced new uncertainties, that the Bank has considered in its analysis of the recoverability of deferred tax assets, such as depth, severity and duration of the COVID-19 pandemic, and effectiveness of vaccination program and the new variants that have arisen in recent months. In determining the amount of deferred tax assets to be recognized, the Bank used updated expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

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

Impairment of goodwill.

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication, so even though there is uncertainty about how the COVID-19 pandemic is going to affect the economy, the Bank concluded that as of December 31, 2021 there are no impairment indications.

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

Details of the impairment of goodwill calculation are set out in Note 16 to our audited financial statements included elsewhere in this Report.

Defined benefit plan

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

As of December 31,2021, the COVID-19 pandemic did not have a significant impact on actuarial assumptions, which are considered a key source of for the re-measurement of the defined benefit obligation.

Further details about pension obligations are given in Note 24.c. to our audited financial statements included elsewhere in this Report.

Recognition and measurement of certain provisions and contingencies.

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

Further details about recognition and measurement of certain provisions and contingencies are given in Note 24 to our audited financial statements included elsewhere in this Report.

Lease term

In determining the lease term, Bank’s Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Further details about lease term are given in Note 2.k and Note 15 to our audited financial statements included elsewhere in this Report.

Discount rate for leases as a lessee

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

Further details about discount rate for leases as a lessee are given in Note 2.k and Note 15 to our audited financial statements included elsewhere in this Report.

Application of New and Revised IFRS

In 2021, we applied new and revised IFRS standards issued by the IASB that are mandatory for an accounting period beginning on or after January 1, 2021. These revised standards have had no material impact on the disclosures or on the amounts recognized in our audited financial statements.

For further details on new accounting rules under IFRS adopted in 2021, see Note 1.b to our audited financial statements included elsewhere in this Report.

A.  Operating Results

The following discussion of our financial condition and results should be read in conjunction with our audited financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

In this section, we discuss the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020. For a discussion of the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” and “Item 5. – A. Operating Results – Results of Operations by Segment for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020, which are included in our Annual Report on Form 20-F for the year ended December 31, 2020.

Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table presents our consolidated results for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

	For the year ended December 31,
	2020		2021		2021		2021/2020
					(Millions of U.S.
	(Millions of pesos)				dollars)(1)		(% Change)
Interest income	Ps.	103,977	Ps.	94,045	U.S.$	4,586	(9.55)%
Interest income from financial assets at fair value through profit or loss		12,008		9,067		442	(24.49)%
Interest expenses and similar charges		(50,175)		(39,680)		(1,935)	(20.92)%
Net Interest Income		65,810		63,432		3,093	(3.61)%
Dividend income		246		227		11	(7.72)%
Income from entities accounted for using the equity method		178		200		10	12.36%
Fee and commission income (net)		17,023		17,206		839	1.08%
Gains/(losses) on financial assets and liabilities (net)		5,984		4,883		238	(18.40)%
Exchange differences (net)		19		(35)		(2)	(284.21)%
Other operating income		1,651		1,740		85	5.39%
Other operating expenses		(5,213)		(5,206)		(254)	(0.13)%
Total Income		85,698		82,447		4,020	(3.79)%
Administrative expenses:		(30,135)		(30,872)		(1,505)	2.45%
Personnel expenses		(14,876)		(16,485)		(804)	10.82%
Other general administrative expenses		(15,259)		(14,387)		(702)	(5.71)%
Depreciation and amortization		(5,743)		(6,243)		(304)	8.71%
Impairment losses on financial assets not at fair value through profit or loss (net):		(23,542)		(19,229)		(938)	(18.32)%
Financial assets at amortized cost		(21,731)		(19,229)		(938)	(11.51)%
Financial assets at fair value through other comprehensive income		(68)		—		—	(100.00)%
Gains/(losses) on modification of financial assets (net)		(1,743)		—		—	(100.00)%
Impairment losses on other assets (net):		(119)		(27)		(1)	(77.31)%
Non-current assets held for sale		(119)		(27)		(1)	(77.31)%
Provisions (net)(2)		(974)		(386)		(20)	(60.37)%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		6		57		3	850.00%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		9		20		1	122.22%
Operating Profit Before Tax		25,200		25,767		1,256	2.25%
Income tax		(6,226)		(4,966)		(242)	(20.24)%
Profit for the year	Ps.	18,974	Ps.	20,801	U.S.$	1,014	9.63%
Profit attributable to the Parent		18,974		20,801		1,014	9.63%
Profit attributable to non-controlling interests		—		—		—	0.00%
(1)	Results for the year ended December 31, 2021 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.20.51 per U.S.$1.00 as calculated on December 31, 2021 and reported by the Mexican Central Bank on December 31, 2021 as the closing exchange rate. The Mexican Central Bank publishes the closing exchange rate at 2:10 p.m. every bank business day. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.
(2)	Mainly provisions for off-balance sheet risk and tax and legal matters.

Summary

In 2021 net profit amounted to Ps.20,801 million, representing a 9.6% or Ps.1,827 million increase over the Ps.18,974 million generated in 2020.

This result reflects mainly:

●	a Ps.2,570 million, or 11.8%, decrease in impairment losses on financial assets (net), mostly as a result of higher impairment losses on financial assets (net) in 2020, due to the recognition of post-model adjustments or overlays related to the effects of the COVID-19 pandemic;
●	a Ps.1,743 million, decrease in losses on modification of financial assets according to IFRS 9 due to the recognition in 2020 of loans incorporated in the Skip Payments program in the context of COVID-19 pandemic, which expired during 2020;
●	a Ps.1,260 million, or 20.2%, decrease in income tax that resulted in an effective tax rate of 19.27% in the year as compared to that of 24.71% in 2020, primarily explained by higher tax deduction for inflation;
●	a Ps.588 million, or 60.4%, decrease in provisions (net) due to lower requirements for tax provision, legal matters, pensions and similar obligations, as well, a decrease in provisions for off-balance sheet risk;
●	a Ps.500 million, or 8.7%, increase in depreciation and amortization due to costs related to our continous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments;
●	a Ps.183 million, or 1.1%, increase in income from fees and commissions (net) mainly resulting from increases in insurance fees, investment funds management, collection and payment services, foreign currency transactions and financial advisory services, partially offset by decreases in credit and debit card fees, capital markets and securities activities, collections and transactional services and correspondent services;
●	a Ps.96 million, or 2.7%, decrease in other operating expenses (net) due to a decrease in IPAB contributions; and
●	a Ps.92 million, or 77.3%, decrease in impairment losses on other assets (net) due to a decrease in the recognition of impairment losses of foreclosed assets.

The increase in net profit was partially offset by:

●	a Ps.2,378 million, or 3.6%, decrease in net interest income, reflecting lower interest income from total loan portfolio (including credit cards), due to lower average interest rates in 2021 as compared to 2020, partially offset by lower deposit costs, especially in time deposits;
●	a Ps.1,136 million, or 19.0%, decrease in gains on financial assets and liabilities (net), mainly resulting from a higher gains recorded in 2020, due to heightened market volatility mainly in financial derivatives and the one-off sale of certain securities, in order to strengthen our liquidity position; and
●	a Ps.737 million, or 2.4%, increase in administrative expenses, due primarily to increases in personnel expenses and information technology and system expenses, which were partly offset by decreases in administrative services, taxes other than income tax, rents, advertising and communication expenses, stationery and supplies expenses, operating costs and maintenance, conservation and repair.

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.78,460 million, or 76.1%, of our total interest income in 2021, with the remaining interest income of Ps.24,652 million consisting of interest from investments in debt instruments, hedging operations, cash and balances with the Mexican Central Bank and other interest income. Interest income decreased by Ps.12,873 million, or 11.1%, in 2021 compared to that of 2020.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2021, interest expenses on customer deposits was Ps.19,224 million, representing 48.4% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements related to Mexican government securities with non-financial institution customers amounted to Ps.9,701 million, Ps.7,964 million and Ps.1,559 million, respectively, in 2021, representing 24.4%, 20.1% and 3.9% of our total interest expenses and similar charges for the period, respectively. In addition, interest expenses on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.10,967 million, representing 27.6% of our total interest expenses in 2021, while interest expenses on subordinated debentures was Ps.1,668 million, representing 4.2% of our total interest expenses in 2021. Finally, interest expenses on marketable debt securities and other financial liabilities, other interest expenses, other liabilities and interest expenses on hedging operations were Ps.5,308 million, Ps.1,121 million, Ps.1,092 million and Ps.300 million, respectively and represented 13.4%, 2.8%, 2.8% and 0.8%, of our total interest expenses, respectively, in 2021. Interest expenses and similar charges decreased by Ps.10,495 million, or 20.9%, in 2021 compared to that of 2020.

Our net interest income in 2021 was Ps.63,432 million, a Ps.2,378 million, or 3.6% decrease from Ps.65,810 million in 2020. This decrease was mainly due to a lower average interest rate of 7.32% in 2021 as compared to 8.15% in 2020, combined with a decrease of 1.0% in average total interest-earning assets. This decrease was partly offset by a decrease in our interest expenses, mainly due to a decrease in the average interest rate on interest-bearing liabilities from 3.97% in 2020 to 3.13% in 2021. We continue attracting retail deposits, reflecting our focus on driving profitability with a higher reliance in retail deposits.

The following table sets forth the components of our interest income and interest expenses and similar charges, for 2020 and 2021.

	For the year ended December 31,
	2020		2021		2020/2021
	(Millions of pesos)				(% Change)
Interest income
Cash and balances with the Mexican Central Bank	Ps.	1,951	Ps.	1,471	(24.60)%
Loans and advances to credit institutions		3,409		3,257	(4.46)%
Loans and advances to customers—excluding credit cards		69,943		62,048	(11.29)%
Loans and advances to customers—credit cards		15,151		13,154	(13.18)%
Debt instruments		22,850		22,489	(1.58)%
Income from hedging operations		2,432		340	(86.02)%
Other interest income		249		353	41.77%
Total	Ps.	115,985	Ps.	103,112	(11.10)%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(12,400)	Ps.	(10,967)	(11.56)%
Customer deposits—Demand accounts		(9,043)		(7,964)	(11.93)%
Customer deposits—Time deposits		(16,945)		(9,701)	(42.75)%
Customer deposits—Repurchase agreements		(2,247)		(1,559)	(30.62)%
Subordinated debentures		(1,767)		(1,668)	(5.60)%
Marketable debt securities and other financial liabilities		(5,756)		(5,308)	(7.78)%
Other liabilities		(703)		(1,092)	55.33%
Expenses from hedging operations		(193)		(299)	54.92%
Other interest expenses		(1,121)		(1,122)	0.09%
Total	Ps.	(50,175)	Ps.	(39,680)	(20.92)%
Net interest income	Ps.	65,810	Ps.	63,432	(3.61)%

The following table sets forth the components of our average loans and advances to customers for 2020 and 2021.

	As of December 31,
	2020		2021		2020/2021
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	451,946	Ps.	413,326	(8.55)%
Mortgage		195,737		212,409	8.52%
Installment loans to individuals		112,870		115,293	2.15%
Revolving consumer credit card loans		55,513		51,814	(6.66)%
Non-revolving consumer loans		57,357		63,479	10.67%
Total	Ps.	760,553	Ps.	741,028	(2.57)%

In 2021, average total interest-earning assets amounted to Ps.1,408,511 million, representing a 1.0%, or Ps.14,186 million decrease from Ps.1,422,697 million in 2020. This decrease was mainly due to: (i) a decrease in the average volume of loans and advances to credit institutions of 22.2%, or Ps.41,159 million, which went from Ps.185,286 million in 2020 to Ps.144,127 million in 2021; (ii) a decrease in the average volume of loans and advances to customers excluding credit cards of 2.2%, or Ps.15,828 million, which went from Ps.705,042 million in 2020 to Ps.689,214 million in 2021; and (iii) a decrease in the average volume of loans and advances to credit card customers of 6.7%, or Ps.3,697 million, which went from Ps.55,513 million in 2020 to Ps.51,814 million in 2021. These decreases were partially offset by: (i) an increase in the average balance of debt instruments of 10.6%, or Ps.46,379 million, which went from Ps.436,821 in 2020 to Ps.483,200 million in 2021; and (ii) an increase in the average volume of cash and balances with the Mexican Central Bank of 0.3%, or Ps.119 million, which went from Ps.40,037 million in 2020 to Ps.40,156 million in 2021.

Interest income from interest-earning assets decreased by Ps.12,873 million, or 11.1%, from Ps.115,985 million in 2020 to Ps.103,112 million in 2021, due primarily to a decrease in the average interest rate, which decreased 83 basis points from 8.15% in 2020 to 7.32% in 2021, combined with a decrease of Ps.14,186 million, or 1.0% in the average total interest-earning assets, reflecting lower average interest rates in 2021 as compared to 2020 combined with a change in the mix of our loan portfolio. The decrease in interest income on loans and advances to customers excluding credit card loans was driven primarily by a decrease of Ps.15,828 million, or 2.2%, in average volume, combined with a 92 basis points decrease in the average interest rate in 2021 compared to 2020, mainly due to a Ps.38,620 million, or 8.5% decrease in average volume of our commercial, financial and industrial loans and a decrease in the average interest rate of 198 basis points, due to weaker demand from corporate customers consistent with trends seen in the broader Mexican financial system during the year. This decrease was partly offset by: (i) an increase of Ps.16,672 million, or 8.5% in the average volume and an increase in the average interest rate of 14 basis points of our mortgage loan portfolio, and (ii) an increase of Ps.6,122 million, or 10.7% in the average volume and an increase in the average interest rate of 85 basis points of our non-revolving consumer loan portfolio partially. Our mortgage loan portfolio continues to be affected by the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively, but continues showing robust growth, supported by the positive performance of our “Hipoteca Plus” product, accounting for 56% of total mortgage origination in the year. In addition, the digital onboarding platform for mortgages, “Hipoteca Online” has allowed us to be more efficient in terms of response times and eliminated the need for our customers to visit a branch, all resulting in a much better customer experience. Additionally, the decrease in the interest income on our revolving consumer credit card loan portfolio was mainly driven by a Ps.3,699 million decrease in the average volume of the credit card loan portfolio and a reduction in the average interest rate of 92 basis points, reflecting a higher percentage of customers that are paying their balance in full. Overall, we saw strong loan growth in 2021, supported by sustained market share gains in mortgages and auto loans, while loan volumes in the commercial, financial and industrial loan portfolio and public sector loan portfolio, were concentrated in corporate and government lending.

Average interest rates on interest-earning assets decreased by 83 basis points, from 8.15% in 2020 to 7.32% in 2021, which was mainly due to: (i) a 190 basis points decrease in the average interest rate on loans and advances to credit card customers, (ii) a 121 basis points decrease in the average interest rate on cash and balances with the Mexican Central Bank, (iii) a 92 basis points decrease in the average interest rate on loans and advances to customers excluding credit card loans, and (iv) a 58 basis points decrease in the average interest rate on debt instruments. These decreases were partially offset by a 42 basis points increase in the average interest rate on loans and advances to credit institutions. In 2021, the Mexican Central Bank increased interest rates by 150 basis points, closing at a level of 5.50%.

Average interest rate on commercial, financial and industrial loans decreased by 198 basis points. This decrease was mainly driven by: (i) a 419 basis points decrease in the average interest rate of loans to our Corporate and Investment Banking clients, (ii) a 153 basis points decrease in the average interest rate of repurchase agreements, (iii) a 113 basis points decrease in the average interest rate of SMEs, (iv) a 112 basis points decrease in the average interest rate of loans and advances to credit institutions, and (v) a 91 basis points decrease in the average interest rate of loans to middle-market corporations.

In addition, there was a decrease in the average loan volume in the Corporate and Investment Banking, SMEs and middle-market corporations portfolios, of Ps.22,995 million, Ps.14,966 million and Ps.8,181 million, respectively. The decrease in our Santander Corporate and Investment Banking and middle-market corporations average loan volumes were due to higher loan volume in 2020, due to an increased demand as companies took precautionary measures to bolster liquidity in the face of uncertainty surrounding the COVID-19 pandemic. The decrease in the SME average loan volume resulted from the slower economic performance as a result of the COVID-19 pandemic, a trend that subsisted in 2021.

Interest income from repurchase agreements increased by Ps.16 million, from Ps.822 million in 2020 to Ps.838 million in 2021, due to the combined effect of an increase of Ps.5,073 million in the average balance of our trading portfolio, from Ps.13,716 million in 2020 to Ps.18,789 million in 2021, and a decrease of 153 basis points in the average interest rate of our trading portfolio.

Interest income from debt instruments decreased by Ps.361 million, from Ps.22,850 million in 2020 to Ps.22,489 million in 2021, or 1.6%, mainly explained by a 58 basis points decrease in the average interest rate, and partially offset by a Ps.46,379 million, or 10.6%, increase in the average balance of the portfolio, from Ps.436,821 million in 2020 to Ps.483,200 million in 2021.

Average total interest-bearing liabilities in 2021 were Ps.1,269,221 million, a Ps.6,798 million, or 0.5% increase from Ps.1,262,423 million in 2020. Interest expenses and similar charges decreased by Ps.10,495 million, or 20.9%, from Ps.50,175 million in 2020 to Ps.39,680 million in 2021. The main drivers of this decrease were: (i) a decrease of Ps.7,244 million, or 42.8% decrease in interest expense on time deposits, due mainly to a decrease of 206 basis points in the average interest rate, from 6.40% in 2020 to 4.34% in 2021, together with a decrease in the average balance of Ps.41,093 million, (ii) a decrease of Ps.1,433 million, or 11.6% in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to a decrease of 168 basis points in the average interest rate paid, from 6.76% in 2020 to 5.07% in 2021, partially offset by an increase of Ps.32,708 million in the average balance, (iii) a decrease of Ps.1,079 million, or 11.9% in interest expense on demand deposits, due primarily to a decrease of 41 basis points in the average interest rate, from 1.94% in 2020 to 1.53% in 2021, partially offset by an increase in the average balance of Ps.54,531 million, (iv) a decrease of Ps.688 million, or 30.6% in interest expense on repurchase agreements, due primarily to a decrease in the average interest rate of 26 basis points, from 1.48% in 2020, to 1.21% in 2021, combined with a decrease in the average balance of Ps.23,620 million, (v) a decrease of Ps.448 million, or 7.8% in interest expense on marketable debt securities and other financial liabilities, due primarily to a decrease in the average balance of Ps.23,079 million, partially offset by an increase in the average interest rate of 43 basis points from 4.13% in 2020 to 4.57% in 2021, and (vi) a decrease of Ps.99 million, or 5.6% in interest expense on subordinated debentures, due primarily to a decrease in the average interest rate of 47 basis points from 4.53% in 2020 to 4.06% in 2021, partially offset by an increase in the average balance of Ps.2,090 million. These decreases were partially offset by an increase of Ps.389 million, or 55.3% in interest expense on other liabilities, due primarily to an increase in the average balance of Ps.5,261 million, together with an increase in the average interest rate of 76 basis points from 4.19% in 2020 to 4.95% in 2021.

The negative effect of the decrease in our average yield on interest-earning assets was partially offset by a decrease in the average interest rate of our interest-bearing liabilities in 2021 compared to 2020. The combined effect of a decrease of 83 basis points in the average yield on our interest earning-assets together with a decrease of 84 basis points in the average cost of our interest bearing liabilities from 3.97% in 2020 to 3.13% in 2021 resulted in an increase in the net interest spread of 1 basis points. Net interest income decreased by Ps.2,378 million, or 3.6%, due mainly to the decrease in the average interest rate of 83 basis points and a decrease in average volume of interest-earning assets of Ps.14,186 million, whereas the average cost of our interest bearing liabilities decreased 84 basis points partially offset by an increase in average volume of interest bearing liabilities of Ps.6,798. During 2021, we saw an increase in retail deposits, as a result of our focus on driving profitability with a higher reliance on retail deposits. The interest rate paid on time deposits, which accounted for 24.4% of interest expense and similar charges, decreased from 6.40% in 2020 to 4.34% in 2021, while the interest rate paid on demand deposits, which accounted for 20.1% of interest expense and similar charges, decreased from 1.94% in 2020 to 1.53% in 2021.

Additionally, the interest rate on deposits in the Mexican Central Bank and credit institutions, which accounted for 27.6% of interest expense and similar charges, decreased from 6.76% in 2020 to 5.07% in 2021.

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

Net fee and commission income in 2021 amounted to Ps.17,206 million, which represented a 1.1%, or Ps.183 million increase from Ps.17,023 million in 2020.

The following table presents a breakdown, by product, of our fee and commission income and expense for 2020 and 2021.

	For the Year Ended December 31,
	2020		2021		2020/2021
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	2,588	Ps.	2,593	0.19%
Credit and debit cards		7,667		8,379	9.29%
Insurance		5,300		5,508	3.92%
Collection and payment services		2,074		2,206	6.36%
Investment funds management		1,611		1,747	8.44%
Foreign currency transactions		1,380		1,510	9.42%
Checks and others		181		172	(4.97)%
Capital markets and securities activities		514		523	1.75%
Administration and custody		461		459	(0.43)%
Financial advisory services		1,179		1,307	10.86%
Other fees and commissions		801		951	18.73%
Total	Ps.	23,756	Ps.	25,355	6.73%
Fee and commission expense
Credit and debit cards	Ps.	(2,741)	Ps.	(3,938)	43.67%
Fund management		(1)		(1)	0.00%
Checks and others		(43)		(48)	11.63%
Capital markets and securities activities		(173)		(202)	16.76%
Correspondent services		(791)		(802)	1.39%
Collections and transactional services		(291)		(305)	4.81%
Financial advisory services		(5)		(6)	20.00%
Other fees and commissions		(2,688)		(2,847)	5.92%
Total	Ps.	(6,733)	Ps.	(8,149)	21.03%
Net fee and commission income	Ps.	17,023	Ps.	17,206	1.08%

Fee and commission income amounted to Ps.25,355 million in 2021, representing a 6.7%, or Ps.1,599 million increase from Ps.23,756 million in 2020, mainly due to an increase in fees and commissions from: (i) credit and debit cards of Ps.712 million, or 9.3%, from Ps.7,667 million in 2020 to Ps.8,379 million in 2021, (ii) the sale of insurance products of Ps.208 million, or 3.9%, from Ps.5,300 million in 2020 to Ps.5,508 million in 2021, (iii) other fees and commissions of Ps.150 million, or 18.7%, from Ps.801 million in 2020 to Ps.951 million in 2021, (iv) investment funds management of Ps.136 million, or 8.4%, from Ps.1,611 million in 2020 to Ps.1,747 million in 2021, (v) collection and payment services of Ps.132 million, or 6.4%, from Ps.2,074 million in 2020 to Ps.2,206 million in 2021, (vi) foreign currency transactions of Ps.130 million, or 9.4%, from Ps.1,380 million in 2020 to Ps.1,510 million in 2021, and (vii) financial advisory services of Ps.128 million, or 10.9%, from Ps.1,179 million in 2020 to Ps.1,307 million in 2021.

Fee and commission expense amounted to Ps.8,149 million in 2021, representing a Ps.1,416 million or 21.0% increase from Ps.6,733 million in 2020, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.1,197 million, or 43.7%, compared with 2020, due to higher bonuses and rewards that were paid to customers and an increase in other fees and commissions paid of Ps.159 million, or 5.9%, compared with 2020. Net fee and commission income amounted to Ps.17,206 million, representing a 1.1%, or Ps.183 million increase from Ps.17,023 million in 2020. Net fee and commission as a percentage of operating expenses (calculated as total administrative expenses plus depreciation and amoritzation) was 46.36% for 2021 as compared to 47.45% for 2020.

For additional information on fee and commission income and fee and commission expenses, see Notes 37 and 38 to our audited financial statements included elsewhere in this Report.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities for 2020 and 2021.

	For the Year Ended December 31,
	2020		2021		2020/2021
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	2,338	Ps.	(82)	(103.51)%
Debt instruments		8,427		(8,413)	(199.83)%
Interest rate derivatives		(6,089)		8,331	(236.82)%
Equity products		265		81	(69.43)%
Equity securities		(161)		398	(347.20)%
Equity derivatives		426		(317)	(174.41)%
Exchange rate products		3,252		4,857	49.35%
Foreign exchange securities		1,070		1,906	78.13%
Foreign exchange derivatives		2,182		2,951	35.24%
Commissions paid to brokers		129		27	(79.07)%
Total	Ps.	5,984	Ps.	4,883	(18.40)%

Gains on financial assets and liabilities (net) in 2021 amounted to Ps.4,848 million, a decrease of Ps.1,136 million, or 19.0%, from a gain of Ps.5,984 million in 2020, mainly due to the market making activities of our Santander Corporate and Investment Banking segment with customers, where gains decreased by Ps.660 million in 2021 compared to 2020, mainly resulting from higher gains in 2020, due to heightened market volatility mainly in financial derivatives and the one-off sale of certain securities, in order to strengthen our liquidity position. These decreases partially offset by positive performance in Retail Banking, where gains increased by Ps.72 million in 2021 compared to 2020, and corporate activities, where gains increased by Ps.567 million in 2021 compared to 2020. During 2021, the Mexican Central Bank increased the target interest rate by 150 basis points to a level of 5.50%.

The result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) A decrease on interest rate products of Ps.2,420 million, from a gain of Ps.2,338 million in 2020 to a loss of Ps.82 million in 2021. This loss was mainly caused by a decrease of Ps.16,840 million in debt instruments, to a loss of Ps.8,413 million in 2021 from a gain of Ps.8,427 million in 2020, related to the sale of certain securities in order to strengthen our liquidity position that generated non-recurring gains during 2020. This result was partly offset by a Ps.14,420 million gain on interest rate derivatives, from a loss of Ps.6,089 million in 2020 to a gain of Ps.8,331 million in 2021, mainly resulting from gains on cross-currency swaps, partly offset by gains in interest rate swaps and interest rate caps and floors; and

(ii) A decrease in equity products of Ps.184 million, from a gain of Ps.265 million in 2020, to a gain of Ps.81 million in 2021 and a loss of Ps.317 million on equity derivatives, against a gain of Ps.426 million in 2020, partially offset by a Ps.398 million gain in equity securities in 2021, which compared to a Ps.161 million loss in 2020. As a reference, the Mexican Stock Exchange Prices and Quotations Index (IPC Futures) quote was 44,066.88 at the end of December 2020 and 53,272.44 at the end of December 2021, representing an increase of 20.9%. None of our transactions in equity derivatives in 2020 or 2021 are related to proprietary trading.

The result in gains on financial assets and liabilities (net) was partially offset by an increase in gains on exchange rate products of Ps.1,570 million, or 48.2%, from a gain of Ps.3,252 million in 2020 to a gain of Ps.4,822 million in 2021, mainly explained by a Ps.2,951 million gain in foreign exchange derivatives in 2021, which compared to a Ps.2,182 million gain in 2020, mainly due to an increase of Ps.1,570 million in foreign exchange forwards, partly offset by a loss in foreign exchange options and futures of Ps.882 million. Gains on foreign exchange securities increased by Ps.801 million, from a gain of Ps.1,070 million in 2020 to a gain of Ps.1,871 million in 2021.

For additional information on gains/(losses) on financial assets and liabilities (net), see Note 39 to our audited financial statements included elsewhere in this Report.

Exchange Differences (Net)

Exchange differences (net) shows the gains or losses arising from the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates. During 2021, exchange differences (net) amounted to a Ps.0 million, against Ps.19 million in 2020.

Other Operating Income (Net)

Other operating income increased by Ps.89 million, or 5.4%, from Ps.1,651 million in 2020 to Ps.1,740 million in 2021.

Other operating expenses decreased by Ps.7 million or 0.1%, from Ps.5,213 million in 2020 to Ps.5,206 million in 2021, mainly due to the decrease of Ps.58 million, or 1.5%, in IPAB contributions, from Ps.3,859 million in 2020 to Ps.3,801 million in 2021, partly offset by a Ps.63 million, or 9.4%, in write-offs and bankruptcies.

Other operating expense (net) decreased by Ps.96 million, or 2.7%, from Ps.3,562 million in 2020 to Ps.3,466 million in 2021 as a result of the foregoing.

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

Administrative expenses increased by Ps.737 million, or 2.4%, from Ps.30,135 million in 2020 to Ps.30,872 million in 2021, due primarily to an increase in wages and salaries and information technology and system expenses, related to our continous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments. These increases, were partly offset by decreases in administrative services, taxes other than income tax, rents, advertising and communication, stationery and supplies expenses, operating costs and maintenance, conservation and repair.

The following table sets forth administrative expenses for 2020 and 2021, by type.

	For the Year Ended December 31,
	2020		2021		2020/2021
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(14,876)	Ps.	(16,485)	10.82%
Other general expenses		(15,259)		(14,387)	(5.71)%
Administrative services		(2,202)		(1,603)	(27.20)%
Taxes other than income tax		(2,270)		(1,915)	(15.64)%
Surveillance and cash courier services		(1,263)		(1,237)	(2.06)%
Advertising and communication		(809)		(696)	(13.97)%
Maintenance, conservation and repair		(825)		(773)	(6.30)%
Rents		(683)		(556)	(18.59)%
Information technology and systems		(5,344)		(5,945)	11.25%
Stationery and supplies		(325)		(234)	(28.00)%
Insurance premiums		(114)		(103)	(9.65)%
Credit cards		(172)		(156)	(9.30)%
Travel costs		(71)		(62)	(12.68)%
Operating costs		(401)		(325)	(18.95)%
Other		(780)		(782)	0.26%
Total administrative expenses	Ps.	(30,135)	Ps.	(30,872)	2.45%

Our personnel expenses increased by Ps.1,609 million, or 10.8%, from Ps.14,876 million in 2020 to Ps.16,485 million in 2021, primarily because of an increase of 34.7% in bonuses, an increase of wages and salaries of 6.0%, coupled with an increase of 2.0% in other staff costs. Other staff costs include personnel benefits such as medical expenses, social security costs and pension plans. The increase in personal expenses was due to hiring of employees that were previously outsourced and by a general salary increase.

The increase in personnel expenses resulted from an increase of Ps.1,372 million, or 10.6%, in retail banking, from Ps.12,940 million in 2020 to Ps.14,312 million in 2021; an increase of Ps.293 million, or 14.0%, in our Santander Corporate and Investment Banking segment, and an increase of Ps.4 million, or 1.5%, in our corporate activities. The increase in retail banking was due to an increase of Ps.826 million, or 32.3% in bonuses, from Ps.2,558 million in 2020 to Ps.3,384 million in 2021, an increase of Ps.455 million, or 6.7% in salaries, from Ps.6,788 million in 2020 to Ps.7,243 million in 2021, and an increase of Ps.91 million, or 2.5% in other staff costs, from Ps.3,594 million in 2020 to Ps.3,685 million in 2021.

Other general expenses decreased by Ps.872 million, or 5.7%, from Ps.15,259 million in 2020 to Ps.14,387 million in 2021, mainly due to a decrease of Ps.599 million, or 27.2%, in administrative services. In addition, taxes other than income tax decreased by Ps.355 million, or 15.6%, rents decreased by Ps.127 million, or 18.6%, advertising and communication expenses decreased by Ps.113 million, or 14.0%, expenses related to stationery supplies decreased by Ps.91 million, or 28.0%, operating costs decreased by Ps.76 million, or  19.0%, and maintenance, conservation and repair expenses decreased by Ps.52 million, or 6.3%. These decreases were partly offset by an increase of Ps.601 million, or 11.2% in information technology and system expenses, mainly due to our continous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments.

For additional information on personnel expenses and other general administrative expenses, see Notes 42 and 43 to our audited financial statements included elsewhere in this Report.

Impairment Losses on Financial Assets (Net)

Our impairment losses on financial assets (net) decreased by Ps.2,570 million, or 11.8%, from Ps.21,799 million in 2020 to Ps.19,229 million in 2021, mainly reflecting a decrease in impairment losses on financial assets (net) of: (i) Ps.1,723 million in our revolving consumer credit card loan portfolio, (ii) Ps.874 million in our non-revolving consumer loan portfolio, and (iii) Ps.420 million in our commercial, financial and industrial loan portfolio. These decreases were partly offset by an increase of Ps.459 million in our mortgage portfolio, and an increase of Ps.56 million on expenses paid to recovery agencies. The decrease in impairment losses on financial assets was mostly as a result of higher impairment losses in 2020, due to the recognition of post-model adjustments or overlays related to the effects of the COVID-19 pandemic during 2020.

For additional information on impairment losses on financial assets, see Note 11 to our audited financial statements included elsewhere in this Report.

Non-performing loans totaled Ps.22,653 million as of December 31, 2021, an increase of Ps.744 million, or 3.4%, as compared to Ps.21,909 million as of December 31, 2020, due to an increase in non-performing loans in our commercial, financial and industrial loan portfolio of Ps.3,407 million. This increase was partially offset by decreases in non-performing loans in our non-revolving consumer loan portfolio, our revolving consumer credit card loan portfolio and our mortgage loan portfolio, of Ps.1,326 million, Ps.1,215 million and Ps.122 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 3.07% as of December 31, 2020 to 2.97% as of December 31, 2021, due to a higher base in 2020 as a result of Skip Payments and a better performance in our individual loan portfolio, as well as adequate management of our Corporate and Investment Banking customers.

The increase in non-performing loans in our commercial, financial and industrial loan portfolio was mainly due to the recognition of some Santander Corporate Investment Banking customers under the "subject to default" model and weak demand from corporate customers in 2021 in line with trends seen in the broader Mexican Financial system. This resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 2.80% as of December 31, 2021, that increased from the 1.89% reported as of December 31, 2020.

Finally, the non-performing loan ratio in our consumer loan portfolio stood at 2.40% as of December 31, 2021, which compares with the 4.79% reported as of December 31, 2020, the non-performing loan ratio in our mortgage loan portfolio as of December 31, 2021 stood at 4.87%, a decrease from 5.54% in December 31, 2020 and the non-performing loan portfolio in our revolving consumer credit card loan portfolio loan portfolio as of December 31, 2021 stood at 2.49% a decrease from 4.73% in December 31, 2020.

The following table shows the ratio of our non-performing loans to total computable credit risk and our coverage ratio as of December 31, 2020 and 2021.

	As of December 31,
	2020		2021
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	796,628	Ps.	843,857
Non-performing loans(4)		21,909		22,653
Written-off loans		21,590		26,477
Allowance for impairment losses(5)		25,551		21,035
Ratios
Non-performing loans to computable credit risk		2.75%		2.68%
Non-performing loans coverage ratio(2)		116.62%		92.86%
Written-off loans coverage ratio(3)		2.71%		3.14%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.762,088 million and guarantees and documentary credits amounting to Ps.81,769 million. When guarantees or documentary credits are contracted, we recognized them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.
(2)	Allowance for impairment losses as a percentage of non-performing loans.
(3)	Written-off loans as percentage of computable credit risk.

(4)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(5)	Amounts prepared in accordance with IFRS 9.

The following table shows our non-performing loans by type of loan as of December 31, 2020 and 2021:

	As of December 31,
	2020		2021(1)		2020/2021
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	6,530	Ps.	9,937	52.17%
Mortgage		9,847		9,725	(1.24)%
Installment loans to individuals		5,532		2,991	(45.93)%
Revolving consumer credit card loans		2,543		1,328	(47.78)%
Non-revolving consumer loans		2,989		1,663	(44.36)%
Total	Ps.	21,909	Ps.	22,653	3.40%

(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 6.4% to Ps.6,131 million in 2021 from Ps.6,551 million in 2020. The decrease in impairment losses in this portfolio was mostly as a result of higher impairment losses in 2020, due to the recognition of post-model adjustments or overlays due to the effects of the COVID-19 pandemic during 2020.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2021 represented 43.9% of our total non-performing loans, increased by Ps.3,407 million, or 52.2%, from December 31, 2020 to December 31, 2021, as a result of the reclassification of some Santander Corporate Investment Banking customers under the "subject to default" model according to IFRS 9 due to their default risk profile. Our NPL ratio with respect to commercial, financial and industrial loans increased from 1.89% as of December 31, 2020 to 2.80% as of December 31, 2021.

Mortgage loans

Our impairment losses in our mortgage loan portfolio increased by 36.4% to Ps.1,721 million in 2021 from Ps.1,262 million in 2020. The increase in impairment losses in our mortgage portfolio in 2021 was mainly due to higher provisions that accompany the growth of 12.3% in this portfolio.

Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2021 represented 42.9% of our total non-performing loans, decreased by Ps.122 million, or 1.2% from December 31, 2020 to December 31, 2021, resulting in a ratio of 4.87%, as compared to 5.54% in 2020. The decrease in non-performing in our mortgage portfolio in 2020 is mainly a result of a better performance in the mortgage loan portfolio.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio decreased by 19.8% to Ps.10,535 million in 2021 from Ps.13,132 million in 2020.

Impairment losses in our non-revolving consumer loan portfolio decreased by 14.6% to Ps.5,128 million from Ps.6,002 million in 2020, while impairment losses in our revolving consumer credit card portfolio decreased by 24.2% to Ps.5,407 from Ps.7,130 million in 2020.

Non-performing loans in our installment loans to individuals portfolio, which as of December 31, 2021 represented 13.2% of our total non-performing loans, decreased Ps.2,541 million, or 45.9%, from December 31, 2020 to December 31, 2021. This volume was related to decreases of non-performing loans in our non-revolving consumer loan portfolio of Ps.1,326 million and non-performing loans in our revolving credit card loan portfolio of Ps.1,215 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio decreased from 4.79% as of December 31, 2020 to 2.40% as of December 31, 2021, while our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio decreased from 4.73% as of December 31, 2020 to 2.49% as of December 31, 2021.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	(Percentages)
Commercial, financial and industrial	136.32%	83.06%
Mortgage	41.41%	46.31%
Installment loans to individuals	227.24%	276.73%
Revolving consumer credit card loans	249.71%	290.06%
Non-revolving consumer loans	208.13%	266.09%
Total	116.62%	92.86%

The non-performing loan coverage ratio decreased from 116.62% to 92.86%, mainly reflecting a decrease in impairment losses, combined with an increase in impaired assets in the total loan portfolio, mostly as a result of higher impairment losses on financial assets (net) in 2020, due to the recognition of post-model adjustments or overlays related to the effects of the COVID-19 pandemic.

The non-performing loan coverage ratio of our commercial loan portfolio decreased from 136.32% in 2020 to 83.06% in 2021, mainly due to the combined effect of a decrease in impairment losses and higher credit-impaired assets.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans increased from 208.13% in 2020 to 266.09% in 2021, reflecting a 44.4% decrease in credit-impaired assets and a 28.9% decrease in impairment losses.

Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans increased from 249.71% to 290.06%, reflecting a 47.8% decrease in credit-impaired assets and a 39.3% decrease in impairment losses.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 46.31%, increasing from 41.41% in 2020, reflecting a 10.4% increase in impaired assets and a 1.2% decrease in impairment losses.

Provisions (Net)

Our provisions consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions in 2021 registered a net loss of Ps.386 million, which compares to a net loss of Ps.974 million in 2020 reflecting a Ps.588 million decrease. This variation to provisions mainly resulted from minors requirements for tax provision, legal matters, pensions and similar obligations, as well, a decrease in provisions for off-balance sheet risk.

For additional information on provisions, see Note 24 to our audited financial statements included elsewhere in this Report.

Income Tax

Income tax in 2021 was Ps.4,966 million, a Ps.1,260 million, or 20.2% decrease from Ps.6,226 million in 2020.

Our effective tax rates in 2020 and 2021 were 24.71% and 19.27%, respectively. The variation in income tax paid is primarily explained by higher tax deduction for inflation. Our effective tax rate decreased 544 basis points in 2021 compared to 2020.

For additional information on tax matters, see Note 26 to our audited financial statements included elsewhere in this Report.

Results by Segment for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table presents an overview of certain consolidated income statement data for each of our segments for 2020 and 2021.

	Retail Banking(1)				Corporate and Investment Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2020		2021		2020		2021		2020		2021
	(Millions of pesos)
Net interest income	Ps.	61,444	Ps.	58,045	Ps.	5,605	Ps.	4,295	Ps.	(1,239)	Ps.	1,092
Dividend income		—		—		39		29		207		198
Income from entities accounted for using the equity method		—		—		—		—		178		200
Net fee and commission income		15,551		15,729		1,668		1,594		(196)		(117)
Gains/(losses) on financial assets and liabilities		1,421		1,493		3,888		3,228		675		162
Exchange differences (net)		—		—				—		19		(35)
Other operating income (expenses) (net)		(2,695)		(2,967)		(714)		(508)		(153)		9
Total income	Ps.	75,721	Ps.	72,300	Ps.	10,486	Ps.	8,638	Ps.	(509)	Ps.	1,509
Administrative expenses		(25,649)		(26,525)		(3,830)		(3,810)		(656)		(537)
Depreciation and amortization		(5,339)		(5,849)		(376)		(364)		(28)		(30)
Impairment losses on financial assets not at fair value through profit or loss (net)		(20,704)		(18,115)		(1,027)		(1,114)		—		—
Financial assets at fair value through other comprehensive income		(68)		—		—		—		—		—
Gains/(losses) on modification of financial assets (net)		(1,743)		—		—		—		—		—
Impairment losses on other assets (net)		(119)		(27)		—		—		—		—
Provisions (net)		(143)		200		(10)		—		(821)		(586)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		6		57
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		9		20
Operating profit before tax	Ps.	21,956	Ps.	21,984	Ps.	5,243	Ps.	3,350	Ps.	(1,999)	Ps.	433
(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions.
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
(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management area, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management area also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2020 and 2021.

	Retail Banking				Corporate and Investment Banking				Corporate Activities
	As of December 31,
	2020		2021		2020		2021		2020		2021
	(Millions of pesos)
Cash and balances with the Central Bank	Ps.	44,878	Ps.	46,650	Ps.	23,328	Ps.	5,843	Ps.	2,847	Ps.	10,580
Financial assets at fair value through profit or loss		—		—		574,710		361,615		—		—
Other financial assets at fair value through profit or loss		—		—		—		—		—		—
Financial assets at fair value through other comprehensive income		—		—		—		4,056		356,089		391,773
Financial assets at amortized cost		584,282		613,948		160,086		151,389		18,888		19,771
Hedging derivatives		—		—		—		—		8,306		11,248
Non-current assets held for sale		516		745		35		28		—		—
Investments in associated entities		—		—		—		—		1,001		1,380
Tangible assets		10,268		10,615		1,732		1,791		206		214
Right-of-Use assets		5,373		4,953		241		198		29		24
Intangible assets		6,059		6,625		691		756		1,857		2,030
Tax assets		—		—		—		—		20,733		21,855
Other assets		3,196		2,054		72		46		12,491		8,026
Total assets	Ps.	654,572	Ps.	685,590	Ps.	760,895	Ps.	525,722	Ps.	422,447	Ps.	466,901
Financial liabilities at fair value through profit or loss	Ps.	10,821	Ps.	8,206	Ps.	502,169	Ps.	343,211	Ps.	—	Ps.	—
Financial liabilities at amortized cost		653,349		707,135		280,254		260,180		178,352		150,830
Hedging derivatives		—		—		—		—		19,078		8,162
Provisions		1,329		1,352		411		418		8,864		9,019
Lease liabilities		5,839		5,469		261		221		31		26
Tax liabilities		—		—		—		—		204		518
Other liabilities		5,191		4,464		847		728		17,080		14,686
Total liabilities	Ps.	676,529	Ps.	726,626	Ps.	783,942	Ps.	604,758	Ps.	223,609	Ps.	183,241
Total equity	Ps.	68,275	Ps.	70,735	Ps.	32,444	Ps.	25,133	Ps.	53,115	Ps.	67,720
Total liabilities and equity	Ps.	744,804	Ps.	797,361	Ps.	816,386	Ps.	629,891	Ps.	276,724	Ps.	250,961

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

Operating profit before taxes attributable to the Retail Banking segment in 2021 was Ps.21,984 million, a 0.1% or Ps.28 million increase from Ps.21,956 million in 2020. This increase was mainly due to:

●	a 12.8%, or Ps.2,657 million, decrease in impairment losses on financial assets (net), mostly resulting from a higher base in 2020, due to the recognition of post-model adjustments or overlays related to the effects of the COVID-19 pandemic;
●	Ps.1,743 million, decrease in losses on modification of financial assets according to IFRS 9 due to the recognition in 2020 of losses relating to loans that participated in the Skip Payments program in the context of COVID-19 pandemic;
●	A Ps.343 million, decrease in provisions (net), from a loss of Ps.143 million in 2020 to a gain of Ps.200 million in 2021;
●	a 1.1%, or Ps.178 million increase in net fees and commissions income, from Ps.15,551 million in 2020 to Ps.15,729 million in 2021, due mainly to an increase in fees and commissions from financial advisory services, sale of insurance products, collection and payment services, fund management and fees related to foreign trade, partially offset by a decrease in credit and debit card services and other commissions and fees payable; and
●	a 5.1%, or Ps.72 million decrease in gains on financial assets and liabilities and exchange differences (net), from a gain of Ps.1,421 million in 2020 to a gain of Ps.1,493 million in 2021.

These positive effects were partially offset by:

●	a 5.5%, or Ps.3,399 million decrease in net interest income, mainly due to a decrease of Ps.20,700 million and Ps.3,697 million, in the average balance of the commercial and credit card loan portfolios, respectively, partly offset by an increase in the average interest rate of these loan portfolios;
●	a 3.4%, or Ps.876 million increase in administrative expenses, from Ps.25,649 million in 2020 to Ps.26,525 million in 2021, mainly due to an increase in personnel expenses of Ps.1,372 million, or 10.6%, resulting from increases of Ps.826 million, or 32.3% in bonuses, Ps.455 million, or 6.7% in wages and salaries and Ps.91 million, or 2.5% in other staff costs, due to hiring of employees that were previously outsourced and by a general salary increase. Additionally, an increase in information technology and systems expenses. These increases, were partially offset by decreases in other administrative services, taxes other than income tax, operating costs, rents, advertising and communication expenses and stationery and supplies expenses;
●	a 9.6%, or Ps.510 million increase in depreciation and amortization due to costs related to our continous investment program;
●	a 10.1%, or Ps.272 million, increase in other expenses (net), mainly due to the increases of Ps.174 million, or 21.4%, in write-offs and bankruptcies; and
●	a 77.3%, or Ps.92 million decrease in impairment losses on other assets (net), due to the recognition of an impairment loss on foreclosed assets.

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

Operating profit before taxes attributable to the Corporate and Investment Banking segment in 2021 was Ps.3,350 million, representing a Ps.1,893 million, or 36.1% decrease from Ps.5,243 million in 2020. This decrease was mainly due to:

●	a 23.4%, or Ps.1,310 million decrease in net interest income, mainly due to a decrease of Ps.4,123 million in interest income, combined with a Ps.5,433 million decrease in interest expenses, due to a decrease in the average balance of commercial and credit institutions loans and a decrease in the average interest rate of deposits from Mexican Central Bank, demand deposits and time deposits; and
●	a 17.0%, or Ps.660 million decrease in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.3,888 million in 2020 to a gain of Ps.3,228 million in 2021, primarily due to a decrease of Ps.389 million in market-making and sale activities and Ps.326 million in proprietary trading.

These negative results were partially offset by:

●	a 28.9%, or Ps.206 million decrease in other expenses (net), mainly due to the decrease of 33.0%, or Ps.251 million in IPAB contributions.

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

Operating profit before taxes attributed to Corporate Activities in 2021 was a gain of Ps.433 million, a Ps.2,432 million increase from a loss of Ps.1,999 million in 2020. This increase in the gain in operating profit before taxes was mainly due to a Ps.2,331 million increase in net interest income.

B.	Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 67.2% of our total deposits, 45.4% of our customer deposits and 100.6% of our demand and time deposits as of December 31, 2021. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

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

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.70%. As of December 31, 2021, our Capital Ratio was 21.56%.

The table below presents our risk-weighted assets and Capital Ratios as of December 31, 2019, 2020 and 2021, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2019		2020		2021
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1 Notes)	Ps.	90,816,204	Ps.	114,306,256	Ps.	116,079,559
Tier 1		100,235,806		124,254,615		140,688,559
Tier 2		24,847,195		27,203,299		27,927,832
Total capital		125,083,001		151,457,914		168,616,391
Risk-Weighted Assets:
Credit risk		536,526,851		540,191,094		517,697,725
Market risk		174,858,895		192,479,300		191,925,633
Operational risk		52,706,764		64,166,021		72,426,554
Total risk-weighted assets		764,092,511		796,836,415		782,049,912
Required Regulatory Capital:
Credit risk		42,922,148		43,215,287		41,415,818
Market risk		13,988,712		15,398,344		15,354,051
Operational risk		4,216,541		5,133,282		5,794,124
Total risk-weighted assets	Ps.	61,127,401	Ps.	63,746,913	Ps.	62,563,993
Capital Ratios (credit, market and operational risk)(*):
CET 1 capital to risk-weighted assets		11.89%		14.35%		14.84%
Tier 1 capital to risk-weighted assets		13.12%		15.59%		17.99%
Tier 2 capital to risk-weighted assets		3.25%		3.41%		3.57%
Total capital to risk-weighted assets(1)		16.37%		19.01%		21.56%

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.
(1)	Our Capitalization Index as of December 31, 2021 increased by 255 basis points from 19.01% on December 31, 2020 to 21.56% on December 31, 2021, mainly due to an increase of 11.3% (Ps.17,158,477 million) in total capital, an increase of 12.9% (Ps.660,843 million) in regulatory capital required for operational risk, and decreases of 0.3% (Ps.44,293 million) in regulatory capital required for market risk and 4.2% (Ps.1,799,470 million) in regulatory capital required for credit risk.

The Mexican government was an early adopter of the Basel III international rules. Basel III is a capital and liquidity reform package for internationally active banking organizations around the world that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. On November 28, 2012, the CNBV published changes to the regulations under Basel III standards in Mexico, which resulted in changes to Mexican regulations that affected regulatory capital requirements. The new regulations are applicable to Mexican banks as of January 1, 2013, and require banks to hold a minimum of 4.5% of Common Equity Tier 1 (CET1), and 6% of Tier 1 capital of RWA. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period which ended in 2019, and a countercyclical capital supplement. Due to its classification as Grade III on April 29, 2016, a supplementary capital conservation percentage of 1.20% applicable as of December

2016 at a rate of 0.30% per year was imposed on us. We remained in compliance as of December 31, 2021 with the regulations in the fifth year of their application, demonstrating that we have been fully in compliance since such regulations’ establishment.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2021 was 8.92%, as of November 30, 2021, was 8.39%, as of October 31, 2021 was 8.43%, as of September 30, 2021 was 8.89%, as of June 30, 2021 was 7.95%, as of March 31, 2021 was 7.61%, and as of December 31, 2020 was 7.39%.

This ratio is calculated as Tier 1 capital divided by leverage exposure.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the necessary funds to cover client needs, maturing liabilities and working capital requirements. Our primary sources of liquidity are cash flows from operating activities. We generate cash flows from operating activities primarily through deposits. Liquidity risk arises as a consequence of our financing, trading and investment activities. It includes the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we are required to repay liabilities earlier than anticipated.

Our primary cash requirements are to honor withdrawals of deposits when requested by our clients. Our general policy is to maintain adequate liquidity levels to ensure our ability to honor withdrawals of deposits in amounts and at times consistent with historical data, make repayment of other liabilities at maturity, extend loans and meet our own working capital needs in compliance with the applicable internal and regulatory reserve requirements and liquidity coefficients in all material respects. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Classification of Loans and Allowance for Impairment Losses—Liquidity Requirements for Foreign Currency—Denominated Liabilities” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Risk.”

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

On August 23, 2021, the CNBV published in the Federal Official Gazette a resolution containing the rules aimed to provide new liquidity requirements for banks (“las nuevas Disposiciones de carácter general sobre los requerimientos de liquidez para las Instituciones de Banca Múltiple”) which will start taking effect on March 1, 2022. Among the principal changes is to require a new funding ratio for local purposes, the CFEN, as well as to change the method in which we account for deposits for local purposes. Our calculation of the LCR and NSFR will not be affected by these changes.

During 2020 and 2021, the economic impacts of the COVID-19 pandemic led several of our customers to draw on committed credit facilities and we anticipate that our customers will continue to do so in 2022. We took several defensive measures to protect our liquidity in the face of the COVID-19 pandemic, such as strategically accessing wholesale markets for short and long-term funding and moderately using assets as security for structural balance sheet funding sources. In addition, the Mexican Central Bank took certain extraordinary measures to increase liquidity in the financial markets as a direct response to the COVID-19 pandemic, certain of which we took advantage of to bolster our liquidity. For instance, the Mexican Central Bank granted credit lines to domestic banks in 2020, including us. These credit lines remained in place during 2021, and we drew approximately U.S.$200 million on such lines until August 2021, when we repaid the credit lines in full. We were able to maintain our liquidity position throughout 2021 and our liquidity position remains strong as of the date of this annual report.

The following table presents information relating to our liquid assets, total loans and deposits as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
Liquid assets as a percentage of deposits (1)	34.79%	45.18%	36.27%
Total Loans, net of allowances, as a percentage of deposits (2)	72.17%	60.31%	67.20%
Total loans as a percentage of total funding (3)	64.56%	54.50%	69.22%
Deposits as a percentage of total funding (2)(3)	86.75%	87.13%	87.79%

(1)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2019, 2020 and 2021 we had a total amount of liquid assets of Ps.338,694 million, Ps.514,960 million and Ps.399,945 million, respectively. For the years ended December 31, 2019, 2020 and 2021, the average amounts outstanding were Ps.343,395 million, Ps.281,882 million, Ps.237,934 million, Ps.446,667 million and Ps.497,673, respectively.

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

As of December 31, 2021, liquid assets were composed of the following: 15.7% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 75.8% debt instruments issued by the Mexican Government; and 8.5% debt instruments issued by the Mexican Central Bank.

(2)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “—Composition of Deposits.”
(3)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2019, 2020 and 2021 our deposits and repurchase agreements amounted to Ps.973,503 million, Ps.1,139,855 million and Ps.1,102,767 million, respectively, and our marketable debt securities amounted to Ps.114,457 million, Ps.132,117 million and Ps.101,682 million, respectively. For December 31, 2019, 2020 and 2021, our subordinated liabilities amounted to Ps.34,267 million, Ps.36,182 million and Ps.51,643 million, respectively.

We have three principal sources of short-term funding: (i) demand deposits, comprised by both interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interests payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2019		2020		2021
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	68,893	Ps.	100,532	Ps.	105,095
Non-interest-bearing deposits		355,670		398,926		436,162
Subtotal	Ps.	424,563	Ps.	499,458	Ps.	541,257
Time deposits:
Notes with interest payable at maturity	Ps.	159,422	Ps.	175,702	Ps.	185,312
Fixed-term deposits		8,752		1,931		1,345
Foreign currency time deposits		11,594		12,053		8,774
Subtotal	Ps.	179,768	Ps.	189,686	Ps.	195,431
Repurchase agreements		129,216		138,616		131,639
Accrued interest (1)		1,714		873		877
Other deposits		24,010		43,860		22,760
Total customer deposits	Ps.	759,271	Ps.	872,493	Ps.	891,964
Deposits from the Mexican Central Bank and credit institutions (2)		214,232		267,362		210,803
Total deposits (3)	Ps.	973,503	Ps.	1,139,855	Ps.	1,102,767

(1)	Mainly from time deposits.
(2)	Includes Ps.141,263 million, Ps.79,859 million and Ps.40,848 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2019, 2020 and 2021, respectively.
(3)	As of December 31, 2019, we had deposits of Ps.759,271 from customers, Ps.111,574 million from credit institutions and Ps.102,658 million from the Mexican Central Bank. As of December 31, 2020, we had deposits of Ps.864,169 million from customers, Ps.116,096 million from credit institutions and Ps.151,266 million from the Mexican Central Bank. As of December 31, 2021, we had deposits of Ps.745,365 million from customers, Ps.110,988 million from credit institutions and Ps.109,618 million from the Mexican Central Bank See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to increase our non-interest-bearing demand deposits by approximately 9.3%, from Ps.398,926 million at December 31, 2020 to Ps.436,162 million at December 31, 2021 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

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

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements. Short-term borrowings at year-end from 2019 to 2021 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2019			2020			2021
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31 (1)	Ps.	270,479	7.04%	Ps.	210,151	3.53%	Ps.	154,926	4.44%
Average during year		151,798	7.54%		176,320	4.69%		184,935	3.73%
Maximum month-end balance		259,974	8.05%		224,931	6.57%		222,630	4.44%
Short positions:
At December 31 (1)	Ps.	9,119	6.70%	Ps.	15,364	4.05%	Ps.	19,554	6.29%
Average during year		22,606	7.55%		14,222	5.06%		20,668	5.25%
Maximum month-end balance		30,679	8.16%		19,341	6.23%		27,770	6.29%
Total short-term borrowings at year end	Ps.	279,598	6.87%	Ps.	225,515	3.79%	Ps.	174,480	5.37%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more information on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.

In the future, we expect to continue using the funding sources described above in accordance with their availability, their cost, and our asset and liability management needs. The short-term nature of these funding sources, however, increases our liquidity risk and could cause liquidity stress for us in the future if deposits are not made in the volumes we expect or are not renewed. For example, we are aware of the risk that a substantial number of our depositors may withdraw their demand deposits or not roll over their time deposits upon maturity; however, we believe we can respond to a liquidity problem by increasing the interest rates we pay on time deposits, altering our mix of funding sources and by liquidating our short-term assets. We review our pricing policy daily and we believe we can reflect our cost of funding in the pricing of loans effectively, reducing the impact on net income.

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), certificates of deposits (certificados de depósito bancario de dinero), promissory notes with interest payable at maturity (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2021, the balance of our debt securities outstanding totaled Ps.153,325 million. See “—Debt Securities Outstanding.”

For debt financing, we rely in part on local, peso-denominated issuances with long-term maturities, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively. However, a downgrade in the sovereign debt ratings of Spain or Mexico, the global rating of Santander Spain, and/or our related ratings could adversely affect our financing costs in the international capital markets.

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements and working capital needs over the next 12 months, including our expected 2022 capital expenditures. For 2022, we have a capital expenditures budget of Ps.6,625 million (U.S.$323 million), 67.5% of which (Ps.4,470 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,155 million). In 2021, our capital expenditures were Ps.5,905 million (U.S.$288 million), 71.5% of which (Ps.4,222 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.1,683 million).

As of December 31, 2021, total interest-bearing liabilities denominated in dollars amounted to Ps.126,703 million, or U.S.$6,178 million, representing 11.5% of our total deposits and 14.0% of our customer deposits. The sources of such funding as of December 31, 2019, 2020 and 2021 were as follows:

	IFRS
	As of December 31,
	2019		2020		2021		2021
	(Millions of pesos)						(Millions of U.S.$)(1)

Demand deposits	Ps.	46,652	Ps.	57,990	Ps.	69,992	U.S.$	3,413
Time deposits		20,324		17,453		13,932		679
Bank and other loans		32,950		39,029		42,779		2,086
Total	Ps.	99,926	Ps.	114,472	Ps.	126,703	U.S.$	6,178
(1)	Translated at the rate of Ps.20.51 per U.S.$1.00 as calculated on December 31, 2021 and reported by the Mexican Central Bank on December 31, 2021 as the closing exchange rate. The Mexican Central Bank publishes the closing exchange rate at 2:10 p.m. every bank business day. These translations should not be interpreted as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

Foreign Currency Position

Our foreign currency-denominated assets, most of which are U.S. dollar denominated, are funded from a number of sources, including: (i) savings accounts and time deposits from private banking customers and medium and large Mexican companies, primarily in the export sector; (ii) issuance of U.S. dollar-denominated certificates of deposit in the Mexican market; (iii) interbank deposits; (iv) trade and working capital financing facilities from Mexican development banks and from foreign export-import banks; and (v) issuance of securities in the international capital markets. We can also fund our assets through the combination of financial debt and foreign currency derivatives (foreign currency swaps and cross-currency swaps) with certain local and foreign counterparties.

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2021, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$60,626 (Ps.1,243,288) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$60,532 (Ps.1,241,360). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2021, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$12,636 (Ps.259,133). As of such date, our foreign currency-denominated liabilities were U.S.$1,534 (Ps.31,459). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2019, 2020 and 2021, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2019				2020				2021
			% of				% of				% of
			Total Average	Average			Total Average	Average			Total Average	Average
	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal
	Balance		Equity	Rate	Balance		Equity	Rate	Balance		Equity	Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	418,442	30.18%	2.93%	Ps.	466,949	27.86%	1.94%	Ps.	521,480	32.64%	1.53%
Time deposits		256,963	18.54%	6.63%		264,670	15.79%	6.40%		223,596	13.99%	4.34%
Deposits from the Mexican Central Bank and credit institutions		117,511	8.48%	7.69%		183,586	10.95%	6.76%		216,214	13.53%	5.07%
Repurchase agreements		77,903	5.62%	7.37%		152,173	9.08%	1.48%		128,534	8.04%	1.21%
Marketable debt securities and other financial liabilities		75,905	5.48%	7.11%		139,312	8.31%	4.13%		116,233	7.27%	4.57%
Other liabilities(1)		84,539	6.10%	7.53%		16,778	1.00%	4.19%		22,039	1.38%	4.95%
Subordinated liabilities		25,093	1.81%	6.36%		39,035	2.33%	4.53%		41,125	2.57%	4.06%
Subtotal interest-bearing liabilities		1,056,356	76.21%	5.50%		1,262,423	75.32%	3.97%		1,269,221	79.44%	3.13%
Non-interest-bearing liabilities		200,349	14.46%			272,070	16.24%			171,103	10.71%
Total equity		129,576	9.99%			141,364	10.20%			157,459	9.85%
Subtotal non-interest-bearing liabilities and equity		329,925	24.45%			413,434	26.44%			328,562	20.56%
Total liabilities and equity	Ps.	1,386,281	100.66%		Ps.	1,675,857	101.76%		Ps.	1,597,783	100.00%

(1)	This line includes the amount of financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

Average time deposits as a share of average total liabilities and equity decreased from 15.79% as of December 31, 2020 to 13.99% as of December 31, 2021, while the ratio of average demand accounts to average total liabilities and equity increased from 27.86% to 32.64% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity decreased from 16.24% as of December 31, 2020 to 10.72% as of December 31, 2021.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2019, 2020 and 2021.

	IFRS
	As of December 31,
	2019		2020		2021
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	68,893	Ps.	100,532	Ps.	105,095
Non-interest-bearing deposits		355,670		398,926		436,162
Subtotal	Ps.	424,563	Ps.	499,458	Ps.	541,257
Time deposits
Notes with interest payable at maturity	Ps.	159,422	Ps.	175,702	Ps.	185,312
Fixed-term deposits(1)		8,752		1,931		1,345
Foreign currency time deposits(2)		11,594		12,053		8,774
Subtotal	Ps.	179,768	Ps.	189,686	Ps.	195,431
Total	Ps.	604,331	Ps.	689,144	Ps.	736,688

(1)	As of December 31, 2019, 2020 and 2021 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.
(2)	As of December 31, 2019, includes Ps.8,916 million of foreign currency time deposits from other credit institutions. As of December 31, 2020, includes Ps.5,400 million of foreign currency time deposits from other credit institutions. As of December 31, 2021, includes Ps.5,158 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2021.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificate of deposit (unsecured)	500	01/21/2022	5.71%
Certificate of deposit (unsecured)	2,000	02/14/2022	5.22%
Certificate of deposit (unsecured)	3	03/31/2022	5.00%
Certificate of deposit (unsecured)	21	04/20/2022	5.47%
Certificate of deposit (unsecured)	50	07/21/2022	5.19%
Certificate of deposit (unsecured)	3	03/09/2022	0.01%
Certificate of deposit (unsecured)	19	03/18/2022	0.01%
Certificate of deposit (unsecured)	25	03/01/2022	0.01%
Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	56	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	39	11/16/2022	TIIE
Structured bank bonds(*)	80	12/02/2022	TIIE
Structured bank bonds(*)	57	01/21/2026	TIIE
Structured bank bonds(*)	17	01/21/2026	TIIE
Structured bank bonds	11	01/12/2022	9.69%
Structured bank bonds	28	01/10/2022	8.61%
Structured bank bonds	10	01/10/2022	12.10%
Structured bank bonds	45	01/12/2022	9.08%
Structured bank bonds	45	01/25/2022	9.28%
Structured bank bonds	56	06/24/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	201	08/30/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	09/27/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	127	11/01/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	31	01/04/2022	6.70%
Structured bank bonds	62	01/06/2022	3.50%
Structured bank bonds	31	01/12/2022	6.77%
Structured bank bonds	10	01/18/2022	10.00%
Structured bank bonds	10	01/21/2022	4.08%
Senior notes	20,508	11/09/2022	4.13%
Senior notes	35,888	04/17/2025	5.38%
Promissory notes	76	01/04/2021	5.40%
Promissory notes	6,000	01/15/2021	5.50%
Promissory notes	5,900	01/15/2021	5.50%
Promissory notes	1,000	01/15/2021	5.50%
Promissory notes	20	03/16/2021	5.50%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Promissory notes	500	01/13/2021	4.25%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	3,500	11/25/2025	TIIE + 5 basis points
Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	6,500	11/21/2028	8.08%
	100,953
Transaction costs and accrued interest	729
Total issuances	101,682

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

The 2016 Additional Tier 1 Capital Notes

On December 29, 2016, we issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the “Back-to-Back notes”) in an aggregate principal amount of U.S.$500,000,000, under an indenture dated as of December 27, 2016, as supplemented by a first supplemental indenture on the same date (the “Back-to-Back Indenture”), at an issue price of 100%. The Former Holding Company purchased 100% of the aggregate principal amount of the Back-to-Back notes. At the same time, the Former Holding Company issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the “2016 AT1 Notes”) in the same principal amount as the aggregate principal amount of the Back-to-Back notes and with substantially the same terms and conditions as the Back-to-Back notes, issued pursuant to an indenture that is substantially the same as the Back-to-Back Indenture (the “2016 Tier 1 indenture”). We used the net proceeds of the offering of the Back-to-Back notes for general corporate purposes and the Former Holding Company used the proceeds of the offering of the 2016 AT1 Notes to purchase the Back-to-Back notes. In connection with the Merger, the Back-to-Back notes were cancelled and we assumed all of the payment and other obligations of the Former Holding Company under the 2016 AT1 Notes and the 2016 Tier 1 indenture by executing a supplemental indenture to the 2016 Tier 1 indenture (the “Second Supplemental Indenture”) with the Former Holding Company and The Bank of New York Mellon.

Coupon payments on the 2016 AT1 Notes were due and payable only at our sole discretion and we had sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the 2016 AT1 Notes was automatically canceled upon occurrence of certain capital events. Such canceled interest did not accumulate nor was due and payable at any time thereafter. The 2016 AT1 Notes had fixed maturity or fixed redemption date, and bore interest at a rate equal to 8.5% per annum. Interest on the 2016 AT1 Notes was paid quarterly on January 20, April 20, July 20 and October 20 of each year, commencing on April 20, 2017.

The 2016 AT1 Notes were redeemed at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, to but excluding the date fixed for redemption, in whole on January 20, 2022.

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

The 2021 Additional Tier 1 Capital Notes

On September 15, 2021, we issued perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (the “2021 AT1 Notes”) in an aggregate principal amount of U.S.$700,000,000, under an indenture dated as of September 15, 2021, as supplemented by a first supplemental indenture on the same date, at an issue price of 100%. Banco Santander Parent purchased 100% of the aggregate principal amount of the 2021 AT1 Notes. We used the net proceeds of the offering of the 2021 AT1 Notes for general corporate purposes.

Coupon payments on the 2021 AT1 Notes are due and payable only at our sole discretion and we have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the 2021 AT1 Notes will be automatically canceled upon occurrence of certain capital events. Such canceled interest shall not accumulate or be due and payable at any time thereafter. The 2021 AT1 Notes have no fixed maturity or fixed redemption date, and bear interest at a rate equal to 4.625% per annum. Interest on the 2021 AT1 Notes is paid quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2021.

Subject to a prior redemption or one or more automatic conversions, from and including the date on which the 2021 AT1 Notes were initially issued, to but excluding September 15, 2026 (the “2021 AT1First Call Date”), interest will accrue on the then current principal amount of notes at an initial rate equal to 4.625% per annum. The 2021 AT1 First Call Date and every fifth anniversary thereafter shall each be a “2021 AT1 Reset Date”. Subject to a prior redemption or one or more automatic conversions, from and including each 2021 AT1 Reset Date, including the 2021 AT1 First Call Date, to but excluding the next succeeding 2021 AT1 Reset Date, interest will accrue on the then current principal amount at a rate per annum equal to the sum of the then-prevailing Treasury Yield on the relevant Reset Determination Date and 384.30 basis points (rounded to two decimal places, with 0.005 being rounded down).

We may redeem the 2021 AT1 Notes at 100% of their principal amount plus accrued but unpaid (and not canceled) interest, plus additional interest, if any, to but excluding the date fixed for redemption, (i) in whole or in part, on the 2021 AT1 First Call Date and on any interest payment date thereafter, (ii) in whole but not in part upon the occurrence of certain tax events affecting the withholding taxes payable on the 2021 AT1 Notes, or (iii) in whole but not in part upon the occurrence of certain special events, subject, in each case, to certain conditions. Any such redemption shall be subject to certain regulatory requirements, including obtaining prior authorization from the Mexican Central Bank.

Upon the occurrence of certain conversion trigger events (including when our Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%), on the conversion date, the then current principal amount of the 2021 AT1 Notes will be automatically reduced in one or more automatic conversions and the converted principal amount relating to such automatic conversions shall be converted exclusively into (i) if the holder of the 2021 AT1 Notes is Banco Santander Parent, our Series F shares and (ii) if the holder of the 2021 AT1 Notes is not Banco Santander Parent, our Series B shares at the Conversion Price. The 2021 AT1 Notes are not convertible at the option of the holders at any time.

The conversion price shall be, if the ordinary shares are: (i) then admitted to trading on the Mexican Stock Exchange, the higher of: (a) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the 30 consecutive business days immediately preceding the conversion date, with each closing price for the 30 consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (b) floor price of Ps.13.33 converted into U.S. dollars at the then-prevailing exchange rate; (ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.13.33 converted into U.S. dollars at the then-prevailing exchange rate.

The 2021 AT1 Notes are subordinated obligations and rank (i) subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness and subordinated preferred indebtedness, (ii) pari passu without preference among themselves and with all of our present and future other unsecured subordinated non-preferred indebtedness and (iii) senior only to all classes of our capital stock.

Contractual Obligations

The table below presents our contractual obligations at December 31, 2021.

	Payment due by period
			More than 1 year		More than 3 years
			but less than 3		but less than		More than
	Less than 1 year		years		5 years		5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	541,257	Ps.	—	Ps.	—	Ps.	—	Ps.	541,257
Time deposits		200,902		—		—		—		200,902
Bank and other loans(1)		171,755		3,785		4,580		2,844		182,964
Marketable debt securities(1)		24,739		—		14,152		62,791		101,682
Subordinated liabilities		397		—		—		51,246		51,643
Repurchase agreements		264,260		—		—		—		264,260
Short positions		19,554		—		—		—		19,554
Lease obligations -contractual undiscounted cash flows		1,969		3,545		748		2,262		8,524
Sundry creditors and other payables		47,905		—		—		—		47,905
Contractual interest payments(2)		24,353		192		879		5,090		30,514
Total	Ps.	1,297,091	Ps.	7,522	Ps.	20,359	Ps.	124,233	Ps.	1,449,205
(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2021.
(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2021 over time for all maturities.

The table above does not reflect amounts that we may have to pay on derivative contracts, as the amounts ultimately payable will depend upon movements in financial markets.

Off-Balance Sheet Arrangements

In the ordinary course of our business, we are a party of certain activities to manage credit, market and operational risk. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit. We record our off-balance sheet arrangements as memorandum accounts, which are described more fully in Note 31 to our audited financial statements included elsewhere in this Report.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.216,574 million, Ps.249,138 million and Ps.262,925 million, as of December 31, 2019, 2020 and 2021, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019		2020		2021
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	216,574	Ps.	249,138	Ps.	262,925
Assets in trust or mandate:
Trusts		184,868		203,223		192,625
Mandates(1)		752		996		1,025
Assets in custody or under administration(2)		1,597,771		1,730,422		1,812,966
Subtotal	Ps.	1,999,965	Ps.	2,183,779	Ps.	2,269,541
Collateral received		95,259		92,349		91,971
Collateral received and sold or pledged as guarantee(3)		77,823		9,508		67,450
Investment banking transaction on behalf of third parties (net)(4)		176,736		99,277		138,110
Subtotal		349,818		201,134		297,531
Total	Ps.	2,349,783	Ps.	2,384,913	Ps.	2,567,072

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.
(2)	This item includes the activity of third-party assets and securities received in custody or to be managed by us.
(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.
(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of eleven directors and eleven alternate directors. The directors and alternate directors are elected for one-year terms at our special series F or B shareholders’ meetings and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

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

The following table sets forth information about the directors and alternate directors of our Board of Directors. Members of our Board of Directors serve for one-year terms from their date of election. Unless otherwise noted below, directors elected by our Series B and Series F shareholders were elected on April 29, 2021 at our special series F or B shareholders’ meetings. The business address of our directors is

Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico.

Name	Position	Series	Director Since
Laura Renee Diez Barroso Azcárraga	Chairwoman (Independent)	Series F	2020
César Augusto Montemayor Zambrano	Independent Director	Series F	2020
Héctor Blas Grisi Checa	Director	Series F	2015
Magdalena Sofia Salarich Fernandez de Valderrama	Director	Series F	2019
Francisco Javier García-Carranza Benjumea	Director	Series F	2018
Ángel Rivera Congosto	Director	Series F	2015
Didier Mena Campos	Director	Series F	2018
Juan Ignacio Gallardo Thurlow	Independent Alternate Director	Series F	2013
Guillermo Jorge Quiroz Abed	Independent Alternate Director	Series F	2018
Rodrigo Brand de Lara	Alternate Director	Series F	2018
Alberto Torrado Martínez	Independent AlternateDirector	Series F	2009
Bárbara Garza Laguera Gonda	Independent Alternate Director	Series F	2019
José Eduardo Carredano Fernández	Independent Alternate Director	Series F	1997
Emilio de Eusebio Saiz	Independent Director	Series F	2021
Antonio Purón Mier y Terán	Independent Director	Series B	2009
Fernando Benjamín Ruíz Sahagún	Independent Director	Series B	2003
María de Lourdes Melgar Palacios	Independent Director	Series B	2018
Esther Giménez-Salinas Colomer	Independent Director	Series B	2021
Jesús Federico Reyes Heroles González Garza	Independent Alternate Director	Series B	2009
Rogelio Zambrano Lozano	Independent Alternate Director	Series B	2018
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016
Joaquin Vargas Guajardo	Independent Alternate Director	Series B	2009

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

Ángel Rivera Congosto is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He currently serves as Head of Retail Europe at Banco Santander Matriz. From 2017 to 2020 he was Executive Vice President of Commercial Banking at Banco Santander México. He previously served as General Manager for the Commercial Banking Division and as a member of the Management Committee of Banco Santander Parent. He has served as a board member of Banco Santander Parent, Banco Santander Totta in Portugal, Banco Santander Uruguay, Banco Santander Perú and Banco Santander Internacional (United States of America). He began working at the Santander Parent Group in April 2013 as General Manager of the Business, Pymes and Institutions group within the Commercial Banking Division. Previously, he worked for Banco Popular for 24 years, where he worked in retail branches for 6 years and lead the Presidency Cabinet, the International Banking area, the Strategy and Corporate Development area, the Human Resources Rights division, the General Media directory and the Commercial Network groups. He also served as General Business Director of Banco Popular. He has a diploma in Business and Tourism Activities from the Official School of Tourism of Spain, and has completed the Senior Business Management Program (PADE) at IESE (University of Navarra) and the Development Program in Corporate Finance at the Institute Madrid Company. He has also conducted various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. He has also been a member of the Board of Trustees of the College of Financial Studies (CUNEF), a member of the Board of Trustees of the Spanish Foundation for Banking in Financial Studies, a professor in the Master of Portfolio Management and Financial Markets of the School of Finance of La Coruña and co-author of the books "Experts in People," "In Search of Commitment," and "31 Keys to Risk Management in Banking Entities". He has also published several articles in Spanish economic journals and newspapers.

Didier Mena Campos is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. He is the Chairman of Santander Inclusion Financiera. He has been Chief Financial Officer since May 2016. Before joining the Santander Group, Mr. Mena worked in several financial institutions as: (i) Execution Finance, a boutique investment bank, where he was partner from 2014 to 2016, (ii) Navix, a finance company focused on the Mexican energy sector, where he was Chief Executive Officer from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the group of financial institutions in Latin America between 2010 and 2012, (iv) during 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he worked at Credit Suisse in the investment banking and fixed income divisions and (vi) worked for Grupo Financiero BBVA Bancomer from 1994 to 2000, where he participated in strategic transactions such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that Aetna had in their joint venture in the pension fund, annuities, and  insurance business units. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received her master's degree in business administration from Boston University.

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

Alberto Torrado Martínez is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He is a member of the board of directors of the Mexican Stock Exchange, Fideicomiso ProBosque de Chapultepec and a member of the Mexican Business Counsel. He is founder and Chief Executive Officer of Alsea, S.A.B. de C.V. He has been President of the National Association of Fast Food and member of the National Chamber of the Restaurant Industry and Condimented Food. He is one of the founders of Torrquin, S.A. de C.V. (Domino’s franchise), and is its Chief Executive Officer. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Bárbara Garza Lagüera Gonda is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. She is President of the acquisitions Committee of FEMSA cultural projects. She serves as a board member of Coca-Cola FEMSA (KOF) and Fomento Económico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a board member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also is part of the boards of the following non-profit organizations: Franz Mayer Museum Board of Trustees, Fund for Peace, Museo de Arte Contemporáneo de Monterrey, among others. She holds a degree in business administration with a master’s degree from the Instituto Tecnológico de Estudios Superiores de Monterrey.

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

Emilio de Eusebio Saiz is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México, Casa de Bolsa Santander and Santander Consumo. He was appointed Deputy General Director of Intervention and Control Management at the Former Holding Company in December 2010, after serving as the Director for Control of Corporate Management of Expenses in the Santander Group between March 2008 and November 2010. He worked in the General Intervention and Control Management division of the Santander Group from 1992 to 2008 and in the Financial Division from 1990 to 1992. He worked in Santander Group’s Human Resources Department from 1989 to 1990. He holds a degree in economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresas de Madrid in Spain.

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

Esther Gimenez-Salinas Colomer is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Santander Consumo. She currently is teaches “Social and Restorative Justice” at Ramon LLull University in Barcelona, Spain. She is also an advisor at Santander Universities, member of the Bioethics Committee of Catalonia, Spain and Director of the Quality Agency of the Catalan University System. From 2012-2020, she served as an independent member of the Board of Directors of Banco de Santander. From 2002-2012, she served as Rector of the Ramon LLull University, President of the "Women and Science" Commission and Member of the Board of the Spanish Conference of Rectors and of the European University Association, and taught Criminal Law and Criminology. From 1996 – 2001, she was a Member of the General Council in the Judiciary in Madrid. From 1983 – 1993, she was the Director of the Center for Legal Studies and, from 1993-1997, she participated in the Criminal Policy Committee of the Council of Europe. Among her achievements, she was a guest professor at Fordham University Law School in 20012-2013 and at UNAM in México during 2015. She has received the following awards for her trajectory: La Gran Cruz de San Raimundo de Peñafort, Gold Medal from the Basque Institute of Criminology, Gold Medal from the Cesare Beccaria and International Victimology Award. She holds a PhD degree in Criminal Law and a Diploma in Applied Psychology, all form the University of Barcelona.

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

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2021. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe,

01219, Mexico City, Mexico. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Gender*	Year of appointment
			to position
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer	Male	2015
Didier Mena Campos	Chief Financial Officer	Male	2016
Fernando Borja Mujica	Deputy General Legal	Male	2014
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	Male	2010
Ricardo Alonso Fernandez	Deputy General Director of Risks	Male	2018
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer	Male	2011
Pablo Fernando Quesada Gómez	Deputy General Director of Retail and Banking of Companies and Institutions	Male	2021
Felipe García Asencio	Deputy General Director of Corporate and Investment Banking	Male	2021
Alejandro Diego Cecchi González	Deputy General Director of Management and Business Strategy	Male	2017
Carlos Hajj Aboumrad	Deputy General Director of Corporate Resources and Recoveries	Male	2016
Maria Fuencisla Gómez Martín	Deputy General Director of Digital Banking and Innovation	Female	2019
Daniel Griffiths	Head of Technology (US & México)	Male	2016
Juan Ignacio Echeverría Fernández	Deputy General Director of Human Resources	Male	2021
Oscar Hernando Moliner	Executive Director of Operations and Processes	Male	2021
Juan Ramón Jiménez Lorenzo	Chief Audit Executive	Male	2018

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

Pablo Fernando Quesada Gómez was appointed Deputy General Director of Retail and Banking of Companies and Institutions in 2013. Beginning in 1993 he has held the following positions in the Santander

Group: Deputy General Director of Private Banking from 2010 to 2012; Western Region Executive Director from 2008 to 2010; Executive Director of Business and Institutional Banking from 2006 to 2008; Regional Director from 1998 to 2006; Zonal Director of Business Banking from 1997 to 1998; Regional Business Director from 1995 to 1997; Director of Corporate Banking from 1993 to 1995. Mr. Quesada was also the Subdirector of Corporate Banking for Banco Mercantil Probursa (Mexico) from 1989 to 1993 and Corporate Bank Account Executive Banca Cremi (Mexico) from 1984 to 1989. Pablo Fernando Quesada Gómez graduated with a degree in business administration from the Universidad del Valle of Atemajac, Guadalajara.

Felipe Garcia Asencio was appointed Deputy General Director of Corporate and Investment Banking (Santander Corporate & Investment Banking –SCIB) in August 2021. He has more than 20 years of experience in the Financial Sector, has held positions of responsibility in the Ministry of Finance and Public Credit and IDEAGLOBAL.com. At Credit Suisse he spent close to 18 years in different positions, the last one as Head of Corporate & Sovereign Latam Coverage as part of the Global Markets division. Previously, he worked at Goldman Sachs from 2000-2002 as Vice President of Debt Capital Markets and Emerging Markets. He has a degree in Economics from the Autonomous Technological Institute of Mexico and has an MCs in Economics from the London School of Economics and Political Science.

Alejandro Diego Cecchi González is currently Deputy General Director of Management and Business Strategy since 2017. Prior to this appointment he served as Deputy General Director of Customers from 2016 to 2017. Prior to this position, Mr. Cecchi acted as the Executive Director of the Individual Segment in 2016, Executive Director of High Income Segment from 2015 to 2016, was Executive Director of SME Segment from 2010 to 2015, Executive Director of SME Segment for Latin America in Banco Santander España from 2008 to 2010, Zonal Director of Individual Segments from 2005 to 2008, Director of SME Segment from 2002 to 2005, he was the head of corporate risk in Uruguay from 1998 to 2000. He studied Economics at The National University of Uruguay and later studied high management at IPADE.

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

Oscar Hernando Moliner was appointed Executive Director of Operations and Processes in 2021, previously he held the position of Executive Director of Non-Financial Risks, he has been part of the Group since 2005, with extensive experience in different Internal Audit roles both in Spain and in Mexico. He studied Administration with a specialty in Finance from the University of Zaragoza and a Master in Auditing from the same Institution.

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

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. The aggregate amount of compensation and benefits to our executive officers during fiscal year 2021 was Ps.453 million. For the same period, the independent directors who were members of the Audit Committee, the Corporate Practices, the Nominating and Compensation Committee, the Comprehensive Risk Management Committee, the Remuneration Committee and our Board of Directors received an aggregate compensation of Ps.30 million. Only independent directors receive compensation for their duties.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.537 million as of December 31, 2021.

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

During 2020 and 2021, the Bank recognized Ps.6 million and Ps.4.5 million, respectively, in the consolidated income statement with respect to this plan.

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

In 2020 and 2021, the Bank recognized in the consolidated income statement an amount of Ps.294 million and Ps.448 million, respectively, for the bonus of the beneficiaries.

See Note 42.c to our audited financial statements included elsewhere in this Report for more details regarding the payment policies for the bonus of the beneficiaries.

C.  Board Practices

Our directors and alternate directors are elected for one-year terms at our special Series F and Series B shareholders’ meetings and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board of Directors despite the expiration of their term until new members of the Board of Directors have been appointed and assume office. For each director, an alternate director may be appointed, provided that the alternate director corresponding to an independent director must also be independent. All members of the Board of Directors, whether they are directors or alternate directors, are called to attend the meetings of the Board of Directors. If both a director and an alternate director attend the same meeting, only the vote of the director shall be considered.

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of our current members of the Board of Directors, were elected at our general annual special shareholders’ meetings Series F and B, held on April 29, 2021 for a period of one year.

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

The current members of our Comprehensive Risk Management Committee are:

Members	Position
César Augusto Montemayor Zambrano	Independent Director and President of the Comprehensive Risk Management Committee
Héctor Blas Grisi Checa	Executive President and Chief Executive Officer
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
Guillermo Jorge Quiroz Abed	Independent Director
María de Lourdes Melgar Palacios	Independent Director
Ricardo Alonso Fernández	Deputy General Director of Risk
Didier Mena Campos*	Chief Financial Officer
Fernando Borja Mujica*	Deputy General Legal and Compliance Director
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Juan Ramón Jimenez Lorenzo*	Chief Audit Executive
*	No voting rights.

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

D.  Employees

As of December 31, 2021, we had 25,276 employees, an approximately 19.3% increase since December 31, 2020. We classify our employees as executives, professionals and administrative employees.

Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 8,053 or 31.9%, were members of the Banco Santander México labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2021. We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law. In 2021 the collective bargaining agreement relating to salaries and benefits was renewed (benefits are reviewed every 2 years). The terms of employment are generally the same for unionized and non-unionized employees. As of December 31, 2021, the Bank had 1,302 temporary employees, which represented 5.2% of our total employees.

The following chart summarizes the number and type of our employees as of December 31, 2019, 2020 and 2021.

	As of December 31,
Employees	2019	2020	2021
Executives	118	118	116
Professionals	8,741	8,570	9,076
Administrative	10,998	12,495	16,084
Total	19,857	21,183	25,276

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

E.  Share Ownership

As of December 31, 2021, none of our directors, executive officers and members of our management committees beneficially owned any shares (including ADSs) of Banco Santander Mexico.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of the date of this Report, our holding company, Grupo Financiero Santander México, directly owns approximately 74.96% of our total capital stock. Banco Santander Parent owns 99.99% of the capital stock of Grupo Financiero Santander México. Banco Santander Parent also directly owns 21.19%, and as a result is our controlling shareholder with a total aggregate ownership of 95.15% of our share capital. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2021, based on publicly available annual reports. The Santander Group had a gross margin of €64,404 million, CET1 fully loaded capital ratio of 12.12% and a market capitalization of €50,990 million as of December 31, 2021, and net income attributable to shareholders of €8,124 million in 2021. As of December 31, 2021, the Santander Group had 9,879 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

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

The following table presents the beneficial ownership of our capital stock as of the date of this Report.

		Percentage of		Percentage of		Percentage of
	Series	Outstanding Series	Series B	Outstanding Series	Total Number	Total Capital
Name	F Shares	F Shares	Shares	B Shares	of Shares	Stock
Grupo Financiero Santander México, S.A. de C.V.	3,464,309,145	100.00%	1,623,491,117	48.86%	5,087,800,262	74.96%
Banco Santander, S.A.	—	0.00%	1,438,256,710	43.28%	1,438,256,710	21.19%
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	—	1,340	0.01%	1,340	0.01%
Treasury	—	—	5,671,453	0.17%	5,671,453	0.08%
Minority shareholders	—	—	255,264,592	7.68%	255,264,592	3.76%
Total Capital Stock	3,464,309,145	100.00%	3,322,685,212	100.00%	6,786,994,357	100.00%
(1)	Based on par value of Ps.3.780782962 per share.

According to our depository bank, as of the date of this annual report, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2021 there were a total of 50 ADR holders of record and as of February 28, 2022 there were 149,478,201 ADRs outstanding, representing 747,391,005 Series B shares or 22.5% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

On August 8, 2019, Banco Santander Parent launched the Exchange Offer for all of our issued and outstanding Series B shares, including ADSs representing such shares. On September 16 and 17, 2019, Banco Santander Parent exchanged 381,540,640 its shares for 1,132,168,075 of our Series B shares. Beginning in March 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander, S.A. Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%.

On June 15, 2020, Santander Global Facilities, as vendor, and Gesban México Servicios Administrativos Globales, S.A. de C.V., as purchaser, signed the Purchase Agreements, by which the former transferred to the latter ownership of the shares it held in Banco Santander México.

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

As of December 31, 2021, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.60,143 million (U.S.$2,933 million), respectively, which included loans granted to our subsidiaries Santander Consumo and Santander Inclusión Financiera for Ps.52,761 million (U.S.$2,573 million) and Ps.430 million (U.S.$21 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors. According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, all of the loans granted to related parties have a credit quality of A1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

We have granted loans to our directors (excluding directors who are also executive officers) of Ps.0.6 million, Ps.1.7 million and Ps.16.5 million as of December 31, 2019, 2020 and 2021, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.102 million, Ps.124 million and Ps.165 million as of December 31, 2019, 2020 and 2021, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2019, 2020 and 2021, 88%, 92% and 90% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

●	The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2021 was 4.62%.
●	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2021
Nature of loan and transaction	Mortgage (1)				Credit lines (2)
in which incurred	Largest amount		Amount		Largest amount		Amount		Total amount
	outstanding (3)		outstanding		outstanding (3)		outstanding		outstanding
	(Millions of pesos)
Officer 1	Ps.	20.00	Ps.	19.38	Ps.	—	Ps.	—	Ps.	19.38
Officer 2		8.00		7.49		—		—		7.49
Officer 3		25.00		24.66		—		—		24.66
Officer 4		18.34		17.42		0.03		0.03		17.45
Officer 5		—		—		1.50		1.41		1.41
Officer 6		—		—		1.00		0.11		0.11
Officer 7		10.00		9.49		1.50		0.41		9.90
Officer 8		18.60		18.18		—		—		18.18
Officer 9		—		—		1.50		1.27		1.27
Officer 10		14.72		11.59		1.50		1.38		12.97
Officer 11		10.00		9.89		1.50		1.24		11.13
Officer 12		8.00		7.89		1.50		1.33		9.22
Officer 13		17.71		16.94		—		—		16.94
Officer 14		4.47		4.21		—		—		4.21
Total	Ps.	154.84	Ps.	147.14	Ps.	10.03	Ps.	7.18	Ps.	154.31

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2021.
(2)	Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2021.
(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as Santander Consumo, SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Santander Tecnología, Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A., Santander Capital Structuring, S.A. de C.V., Zurich Santander Seguros México, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.

We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

●	Santander Global Technology, S.L.;
●	Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.), for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;
●	Santander Capital Structuring, S.A. de C.V. for a commercial loan portfolio granted and its related fee commissions;
●	Gesban Mexico Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;
●	Santander Global Operations, S.A. (formerly, Geoban, S.A.), for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and
●	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2019, 2020 and 2021:

	As of
	December 31, 2019		December 31, 2020		December 31, 2021
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
ASSETS
Financial assets held for trading -
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	60,737	—	109,651	—	79,660	—
Banco Santander – Chile	—	138	—	154	—	654
Other	—	—	—	—	—	—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions –
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.,.	—	1,915	—	1,458	—	—
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	11,334	—	26,415	—	5,147	—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	2,204	—	2,337	—	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	1,687	—	882	—	908
Key management personnel *	—	2,992	—	5,507	—	4,178
Other Intangible assets -	—
Of which -
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	809	—	701	—	469
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	78	—	4
Santander Brasil Tecnología, S.A (formerly Isban Brasil, S.A.)	—	11	—	11	—	—
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	36
Other	—	—	—	—	—	8
OTHER ASSETS
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—	8	—
Santander Digital Assets, SL	—	53	—	—	—	—
Zurich Santander Seguros México, S.A.	—	1,278	—	1;285	—	1,177
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	—	—	310	—	288

	As of
	December 31, 2019		December 31, 2020		December 31, 2021
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	163	—	171	—	184
SMPS Merchant Platform Solutions México S.A de C.V	—	—	—	—	—	42
Other	—	65	—	94	—	30

LIABILITIES AND EQUITY
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	51,998	—	111,873	—	64,582	—
Banco Santander International	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other financial liabilities at fair value through profit or loss-
Of which -
Customer deposits - Repurchase agreements
Casa de Bolsa Santander, S.A. de C.V.	—	5,010	—	4,065	—	2,773
Other	—	18	—	53	—	—
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	10,598	—	1,447	—	15,535	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	394	—	7
Santander Bank, National Association	—	—	—	63	—	—
Banco Santander (Brazil)	—	213	—	107	—	82
Other	—	84	—	16	—	—
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	26,987	—	—	—	43,693	—
Grupo Financiero Santander México, S.A. de C.V.	—	—	—	—	—	—
Customer deposits -
Of which -
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	73	—	99	—	148
Grupo Financiero Santander México, S.A. de C.V.	—	18	—	55	—	—
Decarome, S.A.P.I. de C.V.	—	—	—	—	—	70
Santander Global Facilities, S.A. de C.V.	—	411	—	1,475	—	1,780
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	35	—	26	—	110
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	445	—	323	—	517
Santander Capital Structuring	—	217	—	632	—	238
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	—	—	—	—	56
Other (*)	—	1,057	—	6,187	—	5,383
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	930	—	978	—	1,011	—
Other	—	29	—	73	—	27
Other financial liabilities -
Banco Santander, S.A. (Spain)	656	—	717	—	1,924	—
Casa de Bolsa Santander, S.A. de C.V.	—	90	—	39	—	—
Santander Investment Securities Inc.	—	—	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	493	—	542	—	335
Other	—	61	—	46	—	13
OTHER LIABILITIES
Banco S3 México, S.A., Institución de Banca Múltiple	—	58	—	1	—	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	972	—	1,185	—	972
Santander Back-offices Globales Mayorista	—	16	—	13	—	35
Banco Santander (Brasil), S.A.	—	—	—	—	—	77
Santander Global Facilities, S.A. de C.V.	—	—	—	—	—	18
Other	—	11	—	82	—	50
(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.
(*)	As of December 31, 2020 and 2021, includes Ps.5,883 million and Ps.5,093 million, respectively, related to key management personnel transactions.

The following table set forth our income and expense from related parties for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019				2020				2021
	Ultimate Parent		Other Related		Ultimate Parent		Other Related		Ultimate Parent		Other Related
	Company		Party		Company		Party		Company		Party
	(Millions of pesos)
INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	Ps.	22	Ps.	—	Ps.	1	Ps.	—	Ps.	2	Ps.	—

	For the year ended December 31,
	2019		2020		2021
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	112	—	84	—	—
Santander Global Technology, S.L.,.	—	—	—	—	—	19
Casa de Bolsa Santander, S.A. de C.V.	—	91	—	41	—	21
Santander Capital Structuring, S.A. de C.V.	—	164	—	176	—	123
Other	—	1	—	2	—	—
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)	1,536	—	1,310	—	1,230	—
Casa de Bolsa Santander, S.A. de C.V.	—	669	—	304	—	146
Banco Santander International, S.A.	—	—	—	—	—	26
Santander Capital Structuring, S.A. de C.V.	—	—	—	—	—	6
Santander Global Technology, S.L. , Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	—	—	—	—	3
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	—	—	—	—	3
Banco S3 México, S.A., Institución de Banca Múltiple	—	37	—	41	—	21
Santander Global Facilities, S.A. de C.V.	—	38	—	52	—	70
Other	—	39	—	30	—	10
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	12	—	8	—	—	—
Banco S3 México, S.A., Institiución de Banca Múltiple	—	—	—	—	—	24
Casa de Bolsa Santander, S.A. de C.V.	—	115	—	55	—	142
Zurich Santander Seguros México, S.A.	—	4,986	—	4,031	—	4,284
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,567	—	1,608	—	1,742
Other	—	39	—	25	—	1
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	2	—	2	—	2	—
Santander Global Facilities, S.A. de C.V.	—	161	—	135	—	55
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	105	—	110	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	31	—	34	—	43
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	14	—	17	—	18
Other	—	—	—	—	—	1
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(19,135)	—	(24,086)	—	18,441	—
Banco Santander – Chile	—	134	—	(26)	—	494
Banco Santander International, S.A.	—	—	—	—	—	(4)
Other	—	12	—	(20)	—	—
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	—	37	—	20	—	7
SMPS Merchant Platform Solutions México, S.A. de C.V.	—	—	—	—	—	42
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	13
Santander Digital Assets, S.L.		62	—	22	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	53	—	55	—	56
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	69	—	79	—	71
Other	—	44	—	37	—	7

Administrative expenses -
Of which -

	For the year ended December 31,
	2019		2020		2021
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
Banco Santander, S.A. (Spain)	398	—	464	—	524	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	2,147	—	2,875	—	3,328
Santander Global Facilities, S.A. de C.V.	—	368	—	446	—	470
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	59	—	55	—	58
Santander Back-offices Globales Mayorista, S.A.	—	49	—	71	—	101
Universia México, S.A. de C.V.	—	22	—	—	—	—
Santander Global Technology Chile Limitada	—	—	—	—	—	5
Santander Global Operations, S.A. (formerly Geoban, S.A.)	—	60	—	—	—	—
Aquanima México, S. de R.L. de C.V.	—	71	—	74	—	72
Santander Global Facilities, S.L.	—	—	—	—	—	23
Other	—	30	—	143	—	14

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

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2021, we have recognized Ps.2,141 million (U.S.$105 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e to our financial statements included elsewhere in this Report.

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

Garza Sada

In 2012, the heirs of Roberto Garza Sada brought a case against Banco Santander México, Former Holding Company, Banco Santander Parent and Ana, Emilio and Javier Botín, Marcos Martínez and certain ratings agencies, alleging that Banco Santander México acted negligently as trustee in a trust that held Alfa, S.A.B. de C.V. (Alfa) shares, which were transferred to them in 1999. The plaintiffs claimed that the transfer of the Alfa shares was not valid.

The first instance resolution in 2017 was favorable to Banco Santander México and all the defendants. The appeal confirmed the first instance resolution and released Banco Santander México of any obligation. The plaintiffs filed a constitutional claim (amparo) in a federal court, resulting in a new trial at the federal level. On May 28, 2021, the federal court issued a resolution in favor of the plaintiffs, ordering Banco Santander México to deliver the Alfa shares that were transferred in 1999 and pay damages, dividends and other losses, which have not yet been quantified. Banco Santander México has filed several claims before the Supreme Court of Justice to revoke such resolution.

The Supreme Court of Justice will issue a final decision on this case, meanwhile all procedures have been suspended. As of December 31, 2021, the Bank has concluded, with the assistance of in-house and external legal counsel, that in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, this matter has not been recognized as a liability in the accompanying consolidated financial statements, because it represents a possible obligation, as it has yet to be confirmed whether the Bank has a present obligation that could lead to an outflow of resources embodying economic benefits and a sufficiently reliable estimate of the amount of the obligation cannot be made.

Dividends and Dividend Policy

On May 28, 2019, we paid a dividend of Ps.4,843 million equal to Ps.0.7135 per share. On December 27, 2019, we paid a dividend of Ps.5,450 million equal to Ps.0.8030 per share. In 2020, due to the effects of the COVID-19 pandemic and by recommendation of the CNBV, the Bank refrained from approving the payment of dividends derived from the fiscal year 2019 and the previous fiscal years. On June 18, 2021, we paid a dividend of Ps.3,054 million, equal to Ps.0.4500 per share. On November 5, 2021, we paid a dividend of Ps.1,867 million equal to Ps.0.2751 per share. Our common stock dividend payout ratio was 23.70% for 2021, 0% for 2020 and 50.59% for 2019.

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

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2021, Banco Santander México (on an individual basis) had set aside Ps.26,940 million in legal reserves compared to paid-in capital of Ps.29,799 million, and thus was in compliance with the regulations pertaining to its legal reserve.

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

As of the date of this Report, our capital stock consists of 6,786,994,357 shares issued and outstanding, represented by 3,322,685,212 Series B shares (one vote per share) and 3,464,309,145 Series F shares (one vote per share), all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, we have 921,514,867 Series F shares and 883,785,133 Series B shares authorized, unsubscribed and held in treasury.

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

Repurchase Fund

The Board of Directors of Banco Santander México at its meeting held on January 25, 2018, approved the “Shares Acquisition and Placement Policy”, and by means of the Ordinary Shareholders Meeting dated February 21, 2018, the Bank’s Repurchase Fund was approved with an amount of approximately Ps.12,800 million pesos. The Repurchase Fund was established on May 22, 2018. As of December 31, 2021, 5,671,453 shares had been repurchased pursuant to this fund. During 2021, the Company did not repurchase any shares under the Repurchase Program.

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

Committees of the Board of Directors

We maintain several committees of the Board of Directors that are required under the Mexican Securities Market Law, the Mexican Banking Law or necessary to discharge our specialized duties and limit conflicts of interest. Our Audit Committee is required to consist only of independent Board members and it must comprise at least three directors. Our Corporate Practices Committee is required to consist of a majority of independent Board members and it must comprise at least three directors.

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

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2021. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

For further information about our methodologies, see Note 48 to our audited financial statements included elsewhere in this Report.

The table below presents our portfolios as of December 31, 2020 and 2021:

	At December 31,
	2020			2021
	VaR		Percentage of net	VaR		Percentage of net
	(thousands of pesos)		capital (%)	(thousands of pesos)		capital (%)
Trading desks	Ps.	73,928.24	0.05%	Ps.	41,174.20	0.02%
Market Making		46,723.37	0.03%		38,812.15	0.02%
Proprietary Trading		26,211.27	0.02%		8,603.44	0.01%
Risk factor
Interest Rate		73,137.50	0.05%		40,192.43	0.02%
Foreign Exchange		11,959.41	0.01%		13.116.96	0.01%
Equity		79.46	0.00%		429.17	0.00%

The average VaR (based on month-end amounts) in 2021 was:

	VaR		Percentage of
	(thousands of pesos)		net capital (%)
Trading desks	Ps.	54,981.23	0.04%
Market Making		40,843.00	0.03%
Proprietary Trading		21,171.56	0.01%
Risk factor
Interest Rate		57,973.70	0.04%
Foreign Exchange		12,318.34	0.01%
Equity		1,852.50	0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2021, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows daily VaR during 2021, the levels of VaR for the majority of 2021 remained below the limit of U.S.$11 million (approximately Ps.239 million).

In 2021, the average daily VaR of the Bank’s market trading operations was Ps.50 million, as compared to Ps.165 million in 2020. In 2021, the changes in VaR were mainly due to changes in the interest rate risk factor and foreign exchange risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2021. At the end of December 2021, VaR was Ps.41 million.

During the first half of 2021, the average daily total VaR was Ps.54 million, VaR stayed in levels between Ps.29 million and Ps.174 million. The aforementioned values were a result of reductionist expectations of the interest rates during the first quarter of the year, as well as significant uncertainty and high volatility in both local and global markets due to the worldwide COVID-19 pandemic. Furthermore, during the second quarter of the year, the Central Banks recognized that inflationary effects would not be transitory and could last longer. As a result, when global and local inflation rates began to rise, the situation caused interest rates to increase aggressively and remained at high levels during the third and fourth quarters of 2021. Given the increase in volatility observed due to different risk factors (foreign exchange rate and interest rates), during the second semester of 2021, the average daily total of VaR was Ps.46 million, whilst the VaR stayed at levels between Ps.24 million and Ps.85 million.

The histogram below compares the distribution of risk in terms of daily VaR between 2020 and 2021. In 2020, the levels of VaR remained between Ps.55 million and Ps.300 million on 88.5% of the days for which they were calculated. Higher values greater than Ps.300 million represented 11.5% of the period. In 2021, the levels of VaR remained between Ps.24 million and Ps.60 million on 81% of the days for which they were calculated. Higher values greater than Ps.60 million represented 19% of the period.

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

The following table displays the possible gains (losses) for our trading book at the end of each quarter in 2021, 2020 and 2019, in millions of pesos, according to this stress scenario:

	As of		As of		As of	As of
	March 31		June 30		September 30	December 31
	(Millions of pesos)
2021	Ps.	(13)	Ps.	16	Ps. (6)	Ps. (6)
2020		(29)		(41)	(53)	(5)
2019		8		7	(7)	(19)

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

●	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).
●	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Banco Santander México’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2021	Ps.	(145)	Ps.	459	Ps.	88	Ps.	(734)
2020		(141)		(545)		(1,303)		(154)
2019		(53)		(1,156)		(176)		(764)

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

●	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).
●	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for our trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2021	Ps.	281	Ps.	1,722	Ps.	1,210	Ps.	(1,185)
2020		(160)		(883)		(2,707)		(46)
2019		(551)		(2,317)		112		(1,367)

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

We use a sensitivity analysis to measure the interest rate risk of local and foreign currency (not included in the trading portfolios). We perform a simulation of scenarios, which are calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 basis points for high volatility currencies, and 25 basis points for low volatility currencies, considering both an increase and a decrease in rates) and their value in the base scenario (current market).

We have also established limits in regard to the maximum loss which these interest rate movements could impose on the economic value, MVE sensitivity, (Ps.4,250 million in local currency and U.S.$150 million in foreign currency) and net financial income, NIM sensitivity (Ps.1,500 million in local currency and U.S.$50 million in foreign currency) in one year. The Comprehensive Risk Management Committee approves the NIM and MVE sensitivity limits on an annual basis. These limits are consistent with our risk policies and with our financial planning. MVE and NIM limit consumption represents the amount of interest rate risk present in the banking books at any given time relative to the above mentioned sensitivity limits.

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

The following chart shows our NIM and MVE limit consumption for 2018 to 2021 at year-end as well as for each month in 2021.

NIM
MVE
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
15%
91%
13%
36%
21%
18%
21%
17%
24%
32%
30%
36%
40%
25%
41%
21%
31%
12%
38%
10%
41%
10%
44%
22%
16%
60%
23%
43%
20%
44%
Y/E 2018
Y/E 2019
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

In 2021, MVE sensitivity had a maximum of 60% in October and a minimum of 10% in August. While NIM sensitivity had a maximum of 44% in September and a minimum of 16% in October. Both metrics were affected by interest rates conditions and balance composition.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	107,493	Ps.	40,153	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	67,340
Loans		1,016,312		59,574		98,867		85,021		112,761		272,326		122,316		253,494		11,953
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		4,368		—		—		—		—		—		—		—		4,368
Securities		592,439		76,155		43,313		3,745		12,135		138,771		135,369		56,492		126,458
Permanent		18,931		—		—		—		—		—		—		—		18,931
Other Balance Sheet Assets		2,548,067		—		—		—		—		—		—		—		2,548,067
Total Balance Sheet Assets		4,287,610		175,882		142,180		88,766		124,896		411,097		257,685		309,986		2,777,117
Money Market		(237,926)		(134,800)		(429)		(525)		(1,426)		(90)		—		—		(100,654)
Deposits		(773,147)		(276,799)		(30,673)		(14,064)		(22,018)		(53,199)		(43,500)		(332,893)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(207,558)		(14,789)		(6,815)		(16,950)		(28,540)		(43,550)		(68,411)		(9,051)		(19,453)
Equity		(165,539)		—		—		—		—		—		—		—		(165,539)
Other Balance Sheet Liabilities		(2,577,883)		—		—		—		—		—		—		—		(2,577,883)
Total Balance Sheet Liabilities		(3,962,053)		(426,388)		(37,917)		(31,539)		(51,984)		(96,839)		(111,911)		(341,944)		(2,863,529)
Total Balance Sheet Gap		325,557		(250,506)		104,263		57,227		72,912		314,258		145,774		(31,958)		(86,412)
Total Off-Balance Sheet Gap		(5,852)		(22,002)		(221)		150		5,385		5,184		3,377		2,276		—
Total Structural Gap		—		(272,508)		104,042		57,377		78,297		319,442		149,151		(29,682)		(86,412)
Accumulated Gap		—		(272,508)		(168,466)		(111,089)		(32,792)		286,650		435,801		406,119		319,707

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2021. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	107,529	Ps.	40,153	Ps.	36	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	67,340
Loans		1,011,713		415,520		56,759		41,235		52,466		147,987		82,115		203,678		11,953
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		4,368		—		—		—		—		—		—		—		4,368
Securities		592,439		87,765		44,143		15,045		9,531		138,771		127,591		43,135		126,458
Permanent		18,931		—		—		—		—		—		—		—		18,931
Other Balance Sheet Assets		2,550,757		—		—		—		—		—		—		—		2,550,757
Total Balance Sheet Assets		4,285,737		543,438		100,938		56,280		61,997		286,758		209,706		246,813		2,779,807
Money Market		(237,962)		(136,942)		(203)		(119)		(37)		(6)		—		—		(100,654)
Deposits		(773,147)		(316,556)		(25,179)		(8,115)		(104,567)		(152,067)		—		(166,662)		—
Trade Finance		—		—		—		—		—		—		—		—		—
Intragroup		—		—		—		—		—		—		—		—		—
Long-Term Funding		(207,558)		(45,398)		(2,677)		(6,338)		(26,383)		(37,397)		(62,168)		(7,745)		(19,453)
Equity		(165,539)		—		—		—		—		—		—		—		(165,539)
Other Balance Sheet Liabilities		(2,577,883)		—		—		—		—		—		—		—		(2,577,883)
Total Balance Sheet Liabilities		(3,962,089)		(498,896)		(28,059)		(14,572)		(130,987)		(189,470)		(62,168)		(174,407)		(2,863,529)
Total Balance Sheet Gap		323,649		44,542		72,879		41,708		(68,990)		97,288		147,538		72,406		(83,722)
Total Off-Balance Sheet Gap		16,348		85,733		(353)		(7,870)		5,373		936		(52,397)		(15,036)		(38)
Total Structural Gap		—		130,275		72,526		33,838		(63,617)		98,224		95,141		57,370		(83,760)
Accumulated Gap		—		130,275		202,801		236,639		173,022		271,246		366,387		423,757		339,997

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

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2021, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management area within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

Our liquidity risk, including our liquidity management framework and our current liquidity position, is fully described in Note 48 to our audited financial statements included elsewhere in this Report.

Credit Risk

General

Our Credit Committees are internal management committees required by Mexican law that have powers to assist our Board of Directors in fulfilling its oversight responsibilities relating to:

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

In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our customers to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 49%. Six months after restructuring, approximately 11% of consumer loans are current in terms of repayment.

The following table shows the average during the last 60 months (renegotiation vintages from January 2017 to December 2021) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or written-off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and written-off loans
	As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	33%	42%	47%
Non-performing at the time of the renegotiation	89%	74%	69%
Total Consumer Loans	43%	47%	51%
Commercial Loans(2)
Performing at the time of the renegotiation	19%	21%	21%
Non-performing at the time of the renegotiation	70%	66%	64%
Total Commercial Loans	50%	49%	47%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2017 to December 2021 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	67%	58%	53%
Non-performing at the time of the renegotiation	11%	26%	31%
Total Consumer Loans	57%	53%	49%
Commercial Loans(2)
Performing at the time of the renegotiation	81%	79%	79%
Non-performing at the time of the renegotiation	30%	34%	36%
Total Commercial Loans	50%	51%	53%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2020 vintage and 2021 vintage performance as of December 31, 2021, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2020				For the year ended 12/31/2021
	Performing Loans				Performing Loans
	Renegotiated due to				Renegotiated due to
	concerns about				concerns about
	current or potential	Renegotiated due to	Impaired		current or potential	Renegotiated due to	Impaired
	credit deterioration	other factors	Loans	Total	credit deterioration	other factors	Loans	Total
	(Millions of pesos)
Commercial	2,115	—	828	2,943	4,889	—	14,041	18,931
Mortgages	—	—	—	—	—	—	—	—
Consumer	1,683	—	315	1,998	1,235	—	266	1,501
Total	3,798	—	1,143	4,941	6,125	—	14,307	20,432

NPLs and charge offs	at December 31, 2020 (12 months)*				at December 31, 2021 (12 months)*
Commercial	27%	—	49%	33%	4%	—	62%	47%
Consumer	37%	—	85%	44%	22%	—	30%	23%
Total	31%	—	59%	38%	7%	—	61%	45%

Success Rate	at December 31, 2020 (12 months)*				at December 31, 2021 (12 months)*
Commercial	73%	—	51%	67%	96%	—	38%	53%
Consumer	63%	—	15%	56%	78%	—	70%	77%
Total	69%	—	41%	62%	93%	—	39%	55%

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

Renegotiated loans have decreased from 1.9% of the total consumer loan portfolio as of December 31, 2020, to 1.4% as of December 31, 2021. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2020, and December 31, 2021, is attributed to the movements set forth in the table below:

% of Total
Consumer
Loans
Renegotiated Loans at December 31, 2020*	1.9%
Collections/repayments on renegotiated loans	0.6%
Written-off loans	0.6%
Change in consumer loan portfolio	0.0%
New renegotiations	0.8%
Renegotiated Loans at December 31, 2021	1.4%

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

Within credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

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

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander México as of December 31, 2021, and the fourth quarter average of 2021:

	Equivalent Net Credit Risk
	Fourth quarter 2021	As of December 31,
	Average	2021
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	936	895
Corporates	364	353
Project Finance	242	227
Companies	127	128

	Mark to Market
	Fourth quarter 2021	As of December 31,
	Average	2021
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	24,261	23,827
Corporates	(471)	(470)
Project Finance	99	90
Companies	(33)	(32)

	Weighted Rating
	Fourth quarter 2021	As of December 31,
	Average	2021
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	6.9	7.0
Corporates	6.2	6.2
Project Finance	5.5	5.6
Companies	5.6	5.6

The average rating was calculated by weighting internal rating by exposure.

Equivalent Net Credit Risk of the lines of Issuer Risk of the Bank as of December 31, 2021, and the fourth quarter average of 2021:

	Equivalent Net Credit Risk
	Fourth quarter 2021	As of December 31,
	Average	2021
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	25,045	24,647
Corporates	28	11
Project Finance	—	—
Companies	—	—

The equivalent credit risk lines maximum gross counterparty risk of the Bank as of December 31, 2021, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
As of December 31, 2021
Type of Derivative
Rate Derivatives	40.65%
Exchange Rate Derivatives	59.20%
Derivatives on bonds	0.00%
Equity Derivatives	0.15%
TOTAL	100.00%

The expected loss of Banco Santander México as of December 31, 2021, and the fourth quarter average of 2021, of the expected loss of the lines of Counterparty risk are:

	Expected Loss
	Fourth quarter 2021	As of December 31,
	Average	2021
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	2.06	1.99
Corporates	2.54	2.19
Project Finance	1.89	1.70
Companies	1.35	1.24

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the Bank has current positions of financial instruments with Counterparty Credit Risk. Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The total collateral received for derivatives transactions as of the end of the fourth quarter of 2021 is as follows:

Cash	74.61%
Debt issued by the Mexican Government	11.56%
Debt issued by Sovereigns other than the Mexico	13.84%

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

For the year ended December 31, 2021, we received approximately U.S.$2.2 million in reimbursements from J.P. Morgan Chase Bank, N.A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

A.  Defaults

No matters to report.

B.  Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.  Material Modifications to Instruments

None.

B.  Material Modifications to Rights

None.

C.  Withdrawal or Substitution of Assets

None.

D.  Change in Trustees or Paying Agents

None.

E.  Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2)

accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included with our audited financial statements filed as part of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2020 and 2021, respectively.

	2020		2021
		(Millions of pesos)
Audit fees	Ps.	90	Ps.	82
Audit-related fees		32		17
Tax fees		—		—

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

No amounts were billed to us by PricewaterhouseCoopers, S.C. in 2020 or 2021, respectively for services other than audit, audit-related and tax services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 25, 2018, our Board of Directors approved the adoption of a share repurchase program our Share Acquisition and Placement Policy, which was subsequently approved by our shareholders on February 21, 2018. Pursuant to this policy, the Company may repurchase from time to time up to Ps.12,800 million of issued and outstanding Series B shares of the Company (the "Repurchase Program"). The Repurchase Program’s maximum amount is approved on a yearly basis by the Bank’s Shareholders Meeting and has no expiration date. As of December 31, 2021, the Company had repurchased 5,671,453 Series B shares amounting to Ps.134 million (calculated using a price of Ps.23.54 per share, the closing price of our shares on the BMV as of December 31, 2021). During 2021 the Company did not repurchase any shares under the Repurchase Program.

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

In 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries. Banco Santander México approved the new corporate governance model in January 2016. Such policies were updated, simplified and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020, January 28, 2021, April 22, 2021 and October 28, 2021, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.2

Description of American Depositary Shares (incorporated by reference to Exhibit 2.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 000-55899) filed with the SEC on March 23, 2020).

4.1

English translation of the form of Collaboration Agreement between the Registrant and Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017 (File No. 000-55899) filed with the SEC on March 28, 2018).

8.1*	List of Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1*	Opinion of the General Counsel of the Registrant furnished pursuant to Instruction 3 to Item 7.B of Form 20-F.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Schema Document

101.CAL*	Inline XBRL Calculation Document

101.DEF*	Inline XBRL Definition Document

101.LAB*	Inline XBRL Labels Document

101.PRE*	Inline XBRL Presentation Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Date: March 3, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Santander México, S. A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, of comprehensive income, of changes in total equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Impairment Losses – Macroeconomic and Portfolio Factors Impacting the Downside Scenario of the Forward-Looking Analysis

As described in Notes 1, 2 and 11 to the consolidated financial statements, as of December 31, 2021, the Company’s allowance for impairment losses was $21,035 million on total loans and advances to customers held at amortized cost of $758,025 million. Management assesses on a forward-looking basis the expected credit losses (ECL) associated with the Company’s financial assets carried at amortized cost and at fair value recognized through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Management considers a significant increase in credit risk since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined that a significant change in credit risk has occurred, the ECL is re-evaluated and the credit losses are quantified. Management’s methodology considers statistical models that incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.). In determining the probability of default and loss given default, management has performed historical analysis and identified the key macroeconomic and portfolio factors affecting credit risk and ECL for each financial asset portfolio. These factors include, (i) Gross Domestic Product growth rates, given their significant effect on borrowers’ performance; (ii) Loans - Mortgage, given that changes in the real estate market have broader economic implications and vice versa; (iii) Consumer Price Index, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability; (iv) Peso / USD exchange rate, given its substantial influence on operations and profitability; (v) Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power; (vi) Total Deposits, given its impact on how much of a bank’s core funds can be used for lending; and (vii) Stock Markets, given it’s considered critical to economic development as it gives companies the ability to quickly access capital from the public.

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

The principal considerations for our determination that performing procedures relating to the macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis of the allowance for impairment losses is a critical audit matter are (i) the significant judgment by management in determining the macroeconomic and portfolio factors impacting the downside scenario, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the macroeconomic and portfolio factors impacting the downside scenario, (ii) the significant judgment in evaluating audit evidence related to the macroeconomic and portfolio factors impacting the downside scenario, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s expected credit loss process and the estimation of the allowance for impairment losses, which included controls over the determination of the macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis, and controls over the completeness and accuracy of the data used. These procedures also included, among others, testing management’s process for estimating the allowance for impairment losses by (i) evaluating the appropriateness of the methodology and statistical models used by management to determine the macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis, (ii) evaluating the reasonableness of the macroeconomic and portfolio factors within the downside scenario of the forward-looking analysis, (iii) evaluating the mathematical accuracy of the calculations, and (iv) testing the completeness and accuracy of the data used in developing the macroeconomic and portfolio factors impacting the downside scenario of the forward-looking analysis. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the methodology and statistical models used, and (ii) the reasonableness of the macroeconomic factors impacting the downside scenario of the forward-looking analysis, which involved considering whether certain macroeconomic factors were consistent with evidence obtained in other areas of the audit, and whether the macroeconomic factors were consistent with historical data.

PricewaterhouseCoopers, S.C.

/s/Gustavo Vilchis Hernández

Gustavo Vilchis Hernández

Mexico City, Mexico

March 3, 2022

We have served as the Company’s auditor since 2016.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021

(Millions of Pesos)

ASSETS	Note	12/31/2020	12/31/2021	LIABILITIES AND EQUITY	Note	12/31/2020	12/31/2021

CASH AND BALANCES WITH THE CENTRAL BANK	6	71,053	63,073	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		512,990	351,417
				Trading derivatives	10 and 32	286,111	176,678
				Short positions	10	15,365	19,554
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		574,710	361,615	Deposits from the Central Bank – Repurchase agreements	19	24,937	23,002
Debt instruments	8	206,272	110,975	Deposits from credit institutions – Repurchase agreements	19	54,922	17,846
Equity instruments	9	1,911	2,764	Customer deposits – Repurchase agreements	20	130,292	114,078
Trading derivatives	10 and 32	296,171	179,390	Marketable debt securities	21	1,363	259
Loans and advances to credit institutions – Reverse repurchase agreements	7	59,512	58,486
Loans and advances to customers – Reverse repurchase agreements	11	10,844	10,000
				FINANCIAL LIABILITIES AT AMORTIZED COST:		1,111,955	1,118,145
				Deposits from the Central Bank - Repurchase agreements	19	126,329	86,616
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER				Deposits from credit institutions	19	61,174	78,182
COMPREHENSIVE INCOME:		356,089	395,829	Deposits from credit institutions - Repurchase agreements	19	—	5,157
Loans and advances to customers	11	—	4,056	Customer deposits	20	733,877	760,325
Debt instruments	8	355,321	390,974	Customer deposits - Repurchase agreements	20	8,324	17,561
Equity instruments	9	768	799	Marketable debt securities	21	130,754	101,423
				Subordinated liabilities	22	36,182	51,643
				Other financial liabilities	23	15,315	17,238
FINANCIAL ASSETS AT AMORTIZED COST:		763,256	785,108
Loans and advances to credit institutions	7	64,371	36,492
Loans and advances to customers	11	687,432	736,997	HEDGING DERIVATIVES	12 and 32	19,078	8,162
Debt instruments	8	11,453	11,619

				PROVISIONS:	24	10,604	10,789
HEDGING DERIVATIVES	12 and 32	8,306	11,248	Provisions for pensions and similar obligations		7,433	7,499
				Provisions for tax and legal matters		1,898	2,141
				Provisions for off-balance sheet risk		1,232	1,108
NON-CURRENT ASSETS HELD FOR SALE	13	551	773	Other provisions		41	41

INVESTMENTS IN ASSOCIATED ENTITIES	49	1,001	1,380	LEASE LIABILITIES	15	6,131	5,716

TANGIBLE ASSETS	14	12,206	12,620	TAX LIABILITIES:		204	518
				Current		17	12
				Deferred	26	187	506
RIGHT-OF-USE ASSETS	15	5,643	5,175

				OTHER LIABILITIES	25	23,118	19,878
INTANGIBLE ASSETS:		8,607	9,411
Goodwill	16	1,734	1,734	TOTAL LIABILITIES		1,684,080	1,514,625
Other intangible assets	17	6,873	7,677
				SHAREHOLDERS' EQUITY:	29	150,293	165,209
				Share capital		25,660	25,660
TAX ASSETS:		20,733	21,855	Accumulated reserves		105,659	118,748
Current		2,646	3,744	Profit for the year attributable to the Parent		18,974	20,801
Deferred	26	18,087	18,111
				VALUATION ADJUSTMENTS:	28	3,504	(1,669)
				Financial assets at fair value through other comprehensive income		4,073	(2,083)
OTHER ASSETS	18	15,759	10,126	Cash flow hedges		(569)	414

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		153,797	163,540

				NON-CONTROLLING INTERESTS	27	37	48

				TOTAL EQUITY		153,834	163,588
TOTAL ASSETS		1,837,914	1,678,213	TOTAL LIABILITIES AND EQUITY		1,837,914	1,678,213

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Millions of Pesos)

		Year Ended
	Note	2019	2020	2021

Interest income calculated using the effective interest method	33	108,846	103,977	94,045
Other interest and similar income	34	15,384	12,008	9,067
Interest expense and similar charges	35	(58,074)	(50,175)	(39,680)
NET INTEREST INCOME		66,156	65,810	63,432
Dividend income	36	235	246	227
Income from entities accounted for using the equity method	49	—	178	200
Fee and commission income	37	24,318	23,756	25,355
Fee and commission expenses	38	(7,894)	(6,733)	(8,149)
Gains/(losses) on financial assets and liabilities (net)	39	2,854	5,984	4,883
Exchange differences (net)		—	19	(35)
Other operating income	41	1,553	1,651	1,740
Other operating expenses	41	(5,145)	(5,213)	(5,206)
TOTAL INCOME		82,077	85,698	82,447
Administrative expenses:		(29,258)	(30,135)	(30,872)
Personnel expenses	42	(15,428)	(14,876)	(16,485)
Other general administrative expenses	43	(13,830)	(15,259)	(14,387)
Depreciation and amortization	14 and 17	(5,222)	(5,743)	(6,243)
Impairment losses on financial assets not at fair value through profit or loss (net):		(19,220)	(21,799)	(19,229)
Financial assets at amortized cost	11	(19,220)	(21,731)	(19,229)
Financial assets at fair value through other comprehensive income	8 and 11	—	(68)	—
Gains/(losses) on modification of financial assets (net)	11	—	(1,743)	—
Impairment losses on other assets (net):
Non-current assets held for sale	13	(370)	(119)	(27)
Provisions (net)	24	(775)	(974)	(386)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	44	16	6	57
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	13	42	9	20
OPERATING PROFIT BEFORE TAX		27,290	25,200	25,767
Income tax	26	(6,909)	(6,226)	(4,966)
PROFIT FOR THE YEAR		20,381	18,974	20,801
Profit attributable to the Parent		20,381	18,974	20,801
Profit attributable to non-controlling interests	27	—	—	—

EARNINGS PER SHARE (pesos)
Basic earnings per share	4	3.01	2.80	3.07
Diluted earnings per share	4	3.00	2.80	3.06

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Millions of Pesos)

	Note	2019	2020	2021

PROFIT FOR THE YEAR		20,381	18,974	20,801

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation for the year	24	(1,673)	(995)	25
Changes in the fair value of equity instruments at fair value through other comprehensive income	28	107	126	(76)
Changes in the fair value attributable to change in the credit risk of financial liabilities designated at fair value through profit or loss		26	(8)	—
Income tax	26	462	264	16
		(1,078)	(613)	(35)

Items that may be reclassified subsequently to the consolidated income statement:
Financial assets at fair value through other comprehensive income:
Valuation adjustments	28	4,108	3,565	(6,724)
Amounts reclassified to the consolidated income statement	28	(189)	(843)	(781)
Income tax	28	(980)	(1,056)	1,402

Cash flow hedges:
Valuation adjustments	12	29	(376)	1,394
Amounts reclassified to the consolidated income statement	12	(9)	(43)	11
Income tax	26	(6)	126	(422)
		2,953	1,373	(5,120)

Other comprehensive income/(loss) for the year, net of income tax		1,875	760	(5,155)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		22,256	19,734	15,646

Attributable to the Parent		22,256	19,734	15,646
Attributable to non-controlling interests		—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Millions of Pesos)

			Profit		Total Shareholders’
	Share	Accumulated	Attributable	Valuation	Equity Attributable	Non-Controlling	Total
	Capital	Reserves	to the Parent	Adjustments	to the Parent	Interests	Equity

BALANCES AT January 1, 2019	25,660	79,227	19,353	(985)	123,255	32	123,287

Profit for the year	—	—	20,381	—	20,381	—	20,381
Other changes in equity:
Transfer to Accumulated reserves	—	19,353	(19,353)	—	—	—	—
Dividends declared	—	(10,293)	—	—	(10,293)	—	(10,293)
Treasury shares	—	217	—	—	217	—	217
Paid interests on Subordinated Additional Tier I Capital Notes	—	(595)	—	—	(595)	—	(595)
Recognition of equity-settled share-based payments	—	(82)	—	—	(82)	—	(82)
Other changes in non-controlling interest	—	—	—	—	—	8	8
Other comprehensive income/(loss) for the year, net of income tax	—	(1,153)	—	3,028	1,875		1,875
BALANCES AT December 31, 2019	25,660	86,674	20,381	2,043	134,758	40	134,798

Profit for the year	—	—	18,974	—	18,974	—	18,974
Other changes in equity:
Transfer to Accumulated reserves	—	20,381	(20,381)	—	—	—	—
Treasury shares	—	(58)	—	—	(58)	—	(58)
Paid interests on Subordinated Additional Tier I Capital Notes	—	(676)	—	—	(676)	—	(676)
Recognition of equity-settled share-based payments	—	39	—	—	39	—	39
Other changes in non-controlling interest	—	—	—	—	—	(3)	(3)
Other comprehensive income/(loss) for the year, net of income tax	—	(701)	—	1,461	760	—	760
BALANCES AT December 31, 2020	25,660	105,659	18,974	3,504	153,797	37	153,834

Profit for the year	—	—	20,801	—	20,801	—	20,801
Other changes in equity:
Transfer to Accumulated reserves	—	18,974	(18,974)	—	—	—	—
Dividends declared	—	(4,921)	—	—	(4,921)	—	(4,921)
Treasury shares	—	138	—	—	138	—	138
Paid interests on Subordinated Additional Tier I Capital Notes	—	(751)	—	—	(751)	—	(751)
Recognition of equity-settled share-based payments	—	(369)	—	—	(369)	—	(369)
Other changes in non-controlling interest	—	—	—	—	—	11	11
Other comprehensive income/(loss) for the year, net of income tax	—	18	—	(5,173)	(5,155)	—	(5,155)
BALANCES AT December 31, 2021	25,660	118,748	20,801	(1,669)	163,540	48	163,588

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Millions of Pesos)

	2019	2020	2021
A. CASH FLOWS FROM OPERATING ACTIVITIES:	34,470	13,213	(9,255)
Profit for the year	20,381	18,974	20,801
Adjustments made to obtain the cash flows from operating activities-	13,238	11,208	10,229
Depreciation and amortization	5,222	5,743	6,243
Impairment losses on other assets (net)	370	119	27
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(42)	(9)	(20)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(16)	(6)	(57)
Income tax expense recognized in consolidated income statement	6,909	6,226	4,966
Income from entities accounted for using the equity method	—	(178)	(200)
Expense recognized with respect to share-based payments	237	84	(54)
Effect of foreign exchange rate changes on Subordinated Additional Tier I Capital Notes	394	(522)	299
Effect of foreign exchange rate changes on cash deposits	164	(249)	(159)
(Gain) on sale of acquisition contracts	—	—	(816)
Net (increase)/decrease in operating assets-	(36,074)	(362,106)	144,307
Financial assets at fair value through profit or loss	26,851	(226,696)	213,067
Financial assets at fair value through other comprehensive income	(82,536)	(116,184)	(47,190)
Financial assets at amortized cost	18,116	(14,653)	(21,842)
Other operating assets	1,495	(4,573)	272
Net increase/(decrease) in operating liabilities-	44,943	348,847	(181,145)
Financial liabilities at fair value through profit or loss	66,414	85,665	(161,573)
Financial liabilities at amortized cost	(22,630)	244,685	(9,596)
Other operating liabilities	1,159	18,497	(9,976)
Income tax paid	(8,253)	(3,956)	(3,674)
Dividend income	235	246	227

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(12,002)	(4,734)	(4,705)
Payments-	(12,002)	(4,734)	(5,288)
Tangible assets	(8,766)	(1,663)	(2,261)
Intangible assets	(3,236)	(2,248)	(3,027)
Investments in associated entities	—	(823)	—
Proceeds-	—	—	583
Sale of acquisition contracts	—	—	583

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(12,407)	(2,882)	5,821
Payments-	(12,407)	(2,882)	(8,089)
Dividends paid	(10,293)	—	(4,921)
Paid interests on Subordinated Additional Tier I Capital Notes	(808)	(917)	(1,073)
Purchase of own shares (treasury shares)	(218)	(58)	135
Principal and interest paid on lease liabilities	(1,088)	(1,907)	(2,230)
Proceeds-	—	—	13,910
Subordinated Additional Tier I Capital Notes	—	—	13,910

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	(164)	249	159
E. NET INCREASE/(DECREASE) IN CASH AND BALANCES WITH THE CENTRAL BANK	9,897	5,846	(7,980)
F. CASH AND BALANCES WITH THE CENTRAL BANK AT THE BEGINNING OF YEAR	55,310	65,207	71,053
G. CASH AND BALANCES WITH THE CENTRAL BANK AT THE END OF YEAR	65,207	71,053	63,073

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2020 and 2021 and for each of the three years

in the period ended December 31, 2021

(in millions of Mexican pesos)

1.  Introduction, basis of presentation of the consolidated financial statements and other information

a)   Introduction

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (hereinafter, “Banco Santander México”) together with its subsidiaries (hereinafter, the “Bank”) is a subsidiary of Grupo Financiero Santander México, S.A. de C.V. (hereinafter, “the Group”, “Parent” or “Parent company”), which is a subsidiary of Banco Santander, S.A. in Spain (hereinafter, “Banco Santander (Spain)” or “Ultimate Parent”) and holds 96.16% (see Note 3) of its common stock and is regulated by, among others, the Credit Institutions Law (Ley de Instituciones de Crédito), the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), Regulated Multiple Purpose Finance Entities and Market Participants in Relation to Derivatives Contracts Listed on the Mexican Market issued by the Mexican National Banking and Securities Commission (hereinafter, “CNBV” by its Spanish acronym) and the Mexican Central Bank (hereinafter, “Central Bank”, “Mexican Central Bank” or “Banco de México”).

The shares of the Bank are listed on the Mexican Stock Exchange and on the New York Stock Exchange as American Depositary Shares. The Bank is subject to the supervision and oversight of the CNBV, the Mexican Central Bank and the United States Securities and Exchange Commission.

The Bank’s main activity is to render banking and credit services under the terms of applicable laws, which services include, among others, reception of deposits, granting of loans, trading of securities and the execution of trust contracts.

Per legal requirements, Banco Santander México has unlimited liability for the obligations assumed and losses incurred by each of its subsidiaries.

The Bank conducts its business through branches and offices located throughout Mexico. The Bank is one of the largest private-sector banks in Mexico. The main office of the Bank is located at Prolongacion Paseo de la Reforma 500, Lomas de Santa Fe, Alvaro Obregon, Ciudad de Mexico, Mexico.

The issuance of the consolidated financial statements was authorized by Héctor Blas Grisi Checa, Executive President and Chief Executive Officer (CEO) and Director of the Bank on March 3, 2022. These consolidated financial statements are pending the approval of the Board of Directors and of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

COVID-19 pandemic

Near the end of 2019, a new strain of coronavirus denominated SARS-CoV-2 (hereinafter, “COVID-19”) was first reported. In that period, clusters of cases showing the symptoms of a ‘pneumonia of unknown cause’ were identified in Wuhan, the capital of Central China’s Hubei province.

On December 31, 2019, China alerted the World Health Organization (“WHO”) of this new virus and on January 31, 2020, the International Health Regulations Emergency Committee of the WHO declared the outbreak a ‘Public Health Emergency of International Concern’. Since then, COVID-19 has progressively spread around the world, initially in parts of Asia, from where it then moved to Europe, the United States of America and Latin America, among others. On March 11, 2020, the WHO declared the COVID-19 outbreak to be a pandemic.

In the United States of America and Latin America, the health crisis began later than in Europe, so its impact was greatest at the end of the first quarter of 2020 and there are no clear signs of recovery during 2020.

Viruses change and evolve over time and as they spread between people; just as COVID-19 has. Most of the changes have little or no effect on viruses. However, some changes may have an influence, such as their ease of spread, the disease severity, or the effectiveness of vaccines, drugs for treatment, diagnostics, or other public and social health measures.

When changes cause a virus to become substantially different from the original virus, the new virus is said to be a "variant"; Since COVID-19 has spread throughout the world, different variants have emerged in many countries.

On November 26, 2021, the WHO declared the "Omicron" variant as a virus of concern, following the advice of the WHO Technical Advisory Group on the Evolution of the Virus. This decision was based on the evidence presented that this variant has several mutations that can have an impact on its behavior, for example, how easily it spreads or the severity of the disease it causes.

COVID-19 has significantly affected the world economy. Countries all over the world responded to the COVID-19 pandemic by imposing a variety of measures trying to contain its expansion and impact, including lockdowns on millions of people, the implementation of mass quarantines and other containment measures, travel restrictions, limiting public gatherings and the temporary suspension of most economic activity. The measures adopted led to a notable decrease in global economic activity, disruption of supply chains, falls in production and demand, which resulted in significant Gross Domestic Product (GDP) falls in the most relevant countries, exchange rate volatility, sharp declines and high volatility in the financial and commodities markets worldwide, among others.

The Bank’s priority is to protect the health of its employees, customers and shareholders but also to help mitigate the economic and financial impact cause by the health crisis. In this respect, several work streams were activated to find the best possible outcome for customers as well as to preserve the Bank’s strength and solvency while safeguarding the health and safety of its employees, such as:

●	Identification of vulnerable customers and sectors that are affected or could be affected by the COVID-19 pandemic.
●	Follow-up of customers’ evolution, to ensure that they continue to be provided with the best solution for their situation. This monitoring is accompanied by recovery management activities when necessary.
●	Provide to all the employees special safety and protection measures.
●	Redefine the way of working to adapt to remote working.
●	Ensure the physical and mental well-being of the employees who continued to work in corporate offices, or face to face with customers. These measures included providing masks, gloves and protective screens, as well as the reorganization of physical space to ensure the recommended social distance, combined with strict personal hygiene measures.
●	Sent out newsletters including updates on the health crisis

●	Financial well-being was also covered, offering various financial support measures to help employees who are experiencing financial difficulties, such as flexible loans or salary advances.
●	Training and development programs were adapted to a new online format. In particular, those related to project management, leadership and remote working efficiency.

During 2021, the Bank began a program for the return of its employees to the corporate offices, with the objective of achieving a 50% attendance once the COVID-19 pandemic ended. This program was suspended due to the arrival of the Ómicron variant in Mexico in December 2021 and by virtue of safeguarding the health of its employees and business continuity, the Bank reduced attendance in central areas to 25% and canceled face-to-face meetings.

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

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities at fair value through profit or loss (including trading financial derivative instruments), financial assets at fair value through other comprehensive income, hedging financial derivative instruments, non-current assets held for sale and plan assets of defined benefit pension plans, that have been measured at fair value at the end of each reporting period, as explained in the accounting policies below (see Note 2).

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

The consolidated financial statements filed for Mexican statutory purposes are prepared in accordance with accounting rules and regulations prescribed by the CNBV, as amended, which are hereinafter referred to as Mexican Banking GAAP. Mexican Banking GAAP is composed of Mexican Financial Reporting Standards (“NIF” by its Spanish acronym) as issued by the Mexican Board of Financial Reporting Standards (“CINIF” by its Spanish acronym), which, in turn, are supplemented and modified by specific rules mandated by the CNBV.

As of December 31, 2021, the most significant differences between Mexican Banking GAAP and IFRS are:

a)   Allowance for impairment losses

For Mexican Banking GAAP purposes, the allowance for impairment losses and provisions for off-balance sheet risk is determined using prescribed formulas that are based primarily on an expected credit loss model. The expected credit loss model is developed by the CNBV using information compiled from the Mexican lending market as a whole, which may differ from the Bank’s expected credit loss model.

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

Fair value measurement of financial liabilities at fair value through profit or loss does not consider the entity’s own credit risk for Mexican Banking GAAP.

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

Resolutions and provisions issued by the CNBV to address the contingency derived from the COVID-19 pandemic

During 2020, the CNBV issued some resolutions and provisions to face the contingency derived from the COVID-19 pandemic. In this sense, the CNBV postponed to January 1, 2022 the entry into force of several Mexican Banking GAAP amendments contained in the General Provisions Applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), which was originally scheduled for January 1, 2021 for local reporting purposes.

New and amended IFRS that are effective for the current year

In the current year, the Bank has applied the below amendments to IFRS and International Accounting Standards (hereinafter, “IAS”) issued by the IASB that are mandatorily effective for the accounting period beginning on January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

●	Amendments to IFRS 16 – COVID-19 Related Rent Concessions
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform Phase 2

Amendments to IFRS 16 Leases – COVID-19 Related Rent Concessions

In response to the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments.

In May 2020, the IASB made an amendment to IFRS 16 that provide practical relief for lessees in accounting for rent concessions. The practical expedient permits a lessee to elect not to assess whether a COVID-19 related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from a COVID-19 related rent concession, the same way it would account for the change as if the change was not a lease modification.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The relief was originally limited to reduction in lease payments that were due on or before June 30, 2021. However, in 2021 the IASB subsequently extended this date to June 30, 2022.

If a lessee already applied the original practical expedient, it is required to continue to apply it consistently, to all lease contracts with similar characteristics and in similar circumstances, using the subsequent amendment. If a lessee did not apply the original practical expedient to eligible lease concessions, it is prohibited from applying the expedient in the 2021 amendment.

However, if a lessee has not yet established an accounting policy on applying (or not) the practical expedient to eligible lease concessions, it can still decide to do so.

During 2021, the Bank did not have rent concessions, therefore, this amendment to IFRS 16 is not applicable.

Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases – Interest Rate Benchmark Reform Phase 2

Following the financial crisis, the replacement of benchmark interest rates such as the London Inter-bank Offered Rate (LIBOR) and other Interbank Offered Rates (IBOR), hereinafter the “IBOR Reform”, became a priority for global regulators. Given the pervasive nature of IBOR-based contracts, there are impacts of these changes on financial reporting under IFRS.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (FCA), which regulates the LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmarks after 2021.

The IASB has issued two-phase amendments to provide reliefs from the effects of the IBOR Reform.

-	Phase 1 - amendments to IFRS 9, IAS 39 and IFRS 7 (IBOR Reform Phase 1) provided temporary reliefs to enable hedge accounting to continue during the period of uncertainty before the replacement of an IBOR with an alternative nearly risk-free interest rate (“RFR”). The IBOR Reform Phase 1 amendments were effective for periods beginning on or after January 1, 2020.
-	Phase 2 - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (IBOR Reform Phase 2) provides temporary reliefs to address the accounting issues, which arise upon the replacement of an IBOR with an RFR. These amendments were published by the IASB on August 27, 2020 and are effective for annual periods beginning on or after January 1, 2021.

The Phase 2 amendments provide the following reliefs:

When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes, that are necessary as a direct consequence of IBOR reform and which are considered economically equivalent, will not result in an immediate gain or loss in the income statement.

The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue.

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

An entity may apply the hedge accounting requirements of either IFRS 9 or IAS 39 and therefore both Standards have been amended. The amendments to IFRS 9 and IAS 39 introduce an exception to the existing requirements so that changes in the formal designation and documentation of a hedge accounting relationship, that are needed to reflect the changes required by IBOR Reform, do not result in the discontinuation of hedge accounting or the designation of a new hedging relationship. These changes to the hedge relationship must be made by the end of the reporting period during which a change required by IBOR Reform occurs.

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

For the purpose of assessing the retrospective effectiveness of a hedging relationship on a cumulative basis according to IAS 39, an entity may elect to reset the cumulative fair value changes of the hedged item and hedging instrument to zero. This election is made separately for each hedging relationship (i.e. on an individual hedging relationship basis). This election was introduced to minimize the risk that entities would fail the retrospective effectiveness assessment of a hedging relationship when they transition to an RFR.

The amendments to IFRS 7 require that an entity provide disclosures that enable a user to understand the nature and extent of risks arising from the IBOR Reform, how the entity is managing those risks, its progress in completing the transition from interest rate benchmarks to RFR and how it is managing the transition. To achieve this objective, an entity is required to disclose:

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

As of December 31, 2021, the IBOR Reform Phase 2 did not have material impact in the consolidated financial statements.

The Bank is exposed to the following benchmarks interest rates, which are subject to the IBOR Reform: USD LIBOR and Euro Overnight Index Average (EONIA). The exposures arise on financial derivatives and non-derivative financial assets.

In accordance with the exceptions permitted in the Phase 2 amendments, the Bank has elected not to restate comparative financial information for the prior periods to reflect the application of these amendments. Since the Bank had no transactions for which the benchmark rate had been replaced with an alternative benchmark rate, there is no impact on opening balances as a result of retrospective application.

The main risks to which the Bank has been exposed as a result of the IBOR Reform are:

-	Legal risks arising from potential changes required to documentation for new and existing transactions;
-	Risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark interest rates;
-	Business risk of a decrease in revenues of products linked to benchmark interest rates that will be replaced;

-	Pricing risks arising from how changes to benchmark interest rates could impact pricing mechanisms on some instruments;
-	Operational risks arising from the potential requirement to adapt Information Technology (IT) systems, trade reporting infrastructure and operational processes;
-	Conduct risks arising from the potential impact of communication with customers and engagement during the transition period, and
-	Litigation risks regarding our existing products and services, which could adversely impact our profitability.

In order to monitor the risks and address the challenges of the transition, Banco Santander (Spain) launched the IBOR Transition Programme in 2019 with the involvement of Bank’s Management. This programme has a group wide scope and reports on a regular basis to Executive Management involving statutory committees. Its main objective is to ensure a smooth operational transition and address any potential customer and conduct related issues that could arise from the IBOR transition. It also aims to ensure that all impacted areas and business units understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them.

This IBOR Transition Programme is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions and is structured around the following areas: Technology and Operations, Legal, Client Outreach, Risk Management and Models, Conduct and Communications and Accounting and Finance.

The Bank has also closely monitored the financial markets and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, such as the FCA, Alternative Reference Rates Committee (ARRC) and the United States Commodity Futures Trading Commission (CFTC) regarding the transition from LIBOR including British pound sterling (GBP) to the Sterling Overnight Index Average rate (SONIA), United States dollar (USD) LIBOR to the Secured Overnight Financing Rate (SOFR) and EONIA to the Euro short-term rate (€STR).

On March 5, 2021, the FCA announced the final dates for the cessation of LIBORs:

–	On December 31, 2021, the publication of some LIBORs ceased, such as USD LIBOR (1-week and 2-month terms), CHF LIBOR (all terms), GBP LIBOR (overnight, 1-week, 2-month and 12-month terms), JPY LIBOR (overnight, 1-week, 2-month, and 12-month terms) and EUR LIBOR (all terms).
–	On June 30, 2023, the publication of USD LIBOR (overnight, 12-month and 12-month maturities) will cease and the calculation methodology for USD LIBOR (1-month, 3-month and 6-month maturities) will be reformed and become non-representative.

As mentioned above, the breakdown by type of financial asset as of December 31, 2021 of the total of unreformed contracts whose maturity date will be after June 30, 2023 is as follows:

	USD LIBOR	USD LIBOR
	Total of unreformed contracts	Total amount of unreformed contracts

Derivatives at fair value (1)	3,690	9,363
Loans at amortized cost (2)	703	35,306
Other assets at cost	14	138
	4,407	44,807

(1) The notional amount of derivatives assets and liabilities as of December 31, 2021 was 733,462 and 733,886, respectively.

(2) The amount of loans at amortized cost excludes 1,110 million pesos of the allowance for impairment losses.

As of December 31, 2021, the Bank has other financial instruments, including derivatives, loans and other assets referenced to the USD LIBOR with a maturity date prior to June 30, 2023. The Bank has no plans to modify these contracts prior to their contractual maturity; therefore, the Bank does not expect a significant impact arising from IBOR Reform relating to these contracts.

Following the recommendations of international and local organizations, as of January 1, 2022, the Bank is no longer offering new loans and derivatives at USD LIBOR, the Bank uses SOFR, in order not to generate more legacy to have to renegotiate in the future. As of December 31, 2021, the Bank has no contractual exposure to EONIA rates.

The International Swaps and Derivatives Association (ISDA) reviewed its standardized contracts in the light of the IBOR Reform and amended certain floating-rate options in the 2006 ISDA definitions to include alternative clauses that applied in the permanent discontinuation of certain key IBOR. ISDA published an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in financial derivative transactions that were entered into before the date of the supplement. The Bank has adhered to the protocol and intends to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Bank will negotiate with them bilaterally about including new fallback clauses.

The Bank has no other transactions that are affected by the newly effective requirements.

New and revised IFRS in issue but not yet effective

At the date of authorization of these consolidated financial statements, the following IFRS had been issued but were not mandatory for annual reporting periods ending on December 31, 2021:

●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
●	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
●	Amendments to IAS 8 – Definition of Accounting Estimates
●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use
●	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract
●	Amendments to IFRS 3 – Reference to the Conceptual Framework
●	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
●	Annual Improvements to IFRS Standards 2018–2020 Cycle

Bank’s Management does not expect any material impact from the adoption of these Amendments and Annual Improvements.

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

Use of critical estimates

To update the estimates, the Bank's Management has considered that since March 2020, COVID-19 has spread toward many countries, including Mexico. While there has been a worsening of the macroeconomic outlook to date, the extent to which the COVID-19 pandemic will ultimately affect the Bank's results will depend on future developments, including actions to contain or treat the disease and mitigate its impact in the Mexican economy, which generate uncertainties in the Bank’s estimates. For this reason, the Bank's Management has assessed the current situation according to the best information available, when evaluating the potential impacts of the COVID-19 pandemic on the estimates made during the year.

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

As of December 31, 2021, no significant reduction exists in observable prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for the Bank’s portfolios, there have been no significant reclassifications between levels. The Bank continues to monitor the evolution of the financial markets, their liquidity, and the observability conditions of the valuation inputs in order to apply the criteria established in the Bank for the levelling of assets and liabilities measured at fair value.

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

For financial instruments measured at amortized cost (which includes, balances with the Central Bank, loans and advances to customers, debt instruments, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 45.d; generally, there is no trading activity in these instruments and the fair value determination requires significant judgment from Bank’s Management.

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

Further details about expected credit loss measurement are given in Note 2.g.

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

The Bank has reassessed its ability to generate future taxable income in relation to the recoverability of deferred tax assets recognized in the consolidated balance sheet. The COVID-19 pandemic introduced new uncertainties, that the Bank has considered in its analysis of the recoverability of deferred tax assets, such as depth, severity and duration of the COVID-19 pandemic, and effectiveness of vaccination program and the new variants that have arisen in recent months. In determining the amount of deferred tax assets to be recognized, the Bank used updated expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

Bank’s Management considers that the recovery period of these assets would not be significantly affected and that it is not necessary to adjust the deferred tax assets recognized based on the results of the analyses performed.

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

- Impairment of goodwill (see Note 16).

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication, so even though there is uncertainty about how the COVID-19 pandemic is going to affect the economy, the Bank concluded that as of December 31, 2021 there are no impairment indications.

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

As of December 31, 2021, the COVID-19 pandemic did not have a significant impact on actuarial assumptions, which are considered a key source for the re-measurement of the defined benefit obligation.

Further details about pension obligations are given in Note 24.c.

- Recognition and measurement of certain provisions and contingencies.

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

Further details about recognition and measurement of certain provisions and contingencies are given in Note 24.

- Lease term

In determining the lease term, Bank’s Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Further details about lease term are given in Note 2.k and Note 15.

- Discount rate for leases as a lessee

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

Further details about discount rate for leases as a lessee are given in Note 2.k and Note 15.

d)   Events after the reporting period

The Bank continues to monitor the COVID-19 pandemic situation and will take further action as necessary in response to the economic disruption from new variants.

The following significant event occurred from January 1, 2022 to the date on which these consolidated financial statements were authorized for issue:

On January 19, 2022, the Bank liquidated the Subordinated Additional Tier I Capital Notes issued on December 29, 2016 for an amount of USD 500 million.

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

The 48-hour exchange rate used as of December 31, 2020 was $19.9087 per one USD and the “day-end” exchange rate used as of December 31, 2021 was $20.5075 per one USD.

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

b)   Basis of consolidation

i.    Subsidiaries

The consolidated financial statements incorporate the financial statements of Banco Santander México and entities (including structured entities) controlled by Banco Santander México together with its subsidiaries. Control is achieved when Banco Santander México has all of the following:

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

A listing of the subsidiaries included in the consolidated financial statements as of December 31, 2020 and 2021 is shown in Note 49.

ii.    Investments in associated entities

An associate is an entity over which the Bank has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associated entities are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Bank’s share of the consolidated income statement and other comprehensive income of the associate. When the Bank’s share of losses of an associate exceeds the Bank’s interest in that associate (which includes any long-term interests that, in substance, form part of the Bank’s net investment in the associate), the Bank discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Bank’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Bank’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated income statement in the period in which the investment is acquired.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Bank’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Bank discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Bank retains an interest in the former associate and the retained interest is a financial asset, the Bank measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Bank accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities, the Bank reclassifies the gain or loss from consolidated total equity to the consolidated income statement (as a reclassification adjustment) when the associate is disposed of.

When the Bank reduces its ownership interest in an associate but the Bank continues to use the equity method, the Bank reclassifies to the consolidated income statement the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to the consolidated income statement on the disposal of the related assets or liabilities.

When a Bank’s subsidiary transacts with an associate or a joint venture of the Bank, profits and losses resulting from the transactions with the associate are recognized in the consolidated financial statements only to the extent of interests in the associate that are not related to the Bank.

The Bank applies IFRS 9, including the impairment requirements, to long-term interests in an associate to which the equity method is not applied and which form part of the net investment in the investee.

Furthermore, in applying IFRS 9 to long-term interests, the Bank does not take into account adjustments to their carrying amount required by IAS 28 Investments in Associates and Joint Ventures (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

As of December 31, 2020 and 2021, the Bank maintained an investment in an associated entity as detailed in Note 49.a.

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

Share-based payments are discussed in Note 42.b, 42.c, 42.d. and 43.b

iv.   Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by Banco Santander México, liabilities incurred by Banco Santander México to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

●	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits, respectively;
●	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of Banco Santander México entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and
●	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

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

When the consideration transferred by Banco Santander México in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as ‘measurement period’ adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in the consolidated income statement.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, Banco Santander México reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized at that date.

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

vi.   Changes in Banco Santander México’s ownership interests in existing subsidiaries

Changes in Banco Santander México’s ownership interests in subsidiaries that do not result in Banco Santander México losing control over the subsidiaries are accounted for as equity transactions, no gain or loss is recognized in the consolidated income statement and the initially recognized goodwill is not remeasured. The carrying amounts of Banco Santander México’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Accumulated reserves within Shareholders’ equity in the consolidated balance sheet and attributed to owners of Banco Santander México.

When Banco Santander México loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if Banco Santander México had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

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

The following transactions are not treated for accounting purposes as financial instruments:

●	Investments in associated entities (see Note 49)
●	Rights and obligations under employee benefit plans (see Note 24.c).
●	Contracts and obligations relating to employee remuneration based on own equity instruments.

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

In determining the appropriate business models for a group of financial assets and assessing the SPPI requirements, the Bank takes into account the following factors:

●	How key management personnel are assessed and are reported on the performance of the business model and the financial assets held in the business model.
●	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
●	How business managers are remunerated.
●	The evaluation of the experience on how the cash flows of financial assets were collected.
●	The frequency and volume of sales in previous years, as well as expectations of future sales.
●	How certain contractual features are considered (i.e., interest rate reset frequency, prepayment commissions, among others) that significantly affect future cash flows.
●	The assessment of a compensation paid or received on early termination that could result in cash flows that are not SPPI.

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

iii.   Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash and balances with the Central Bank: cash balances and balances receivable including the compulsory deposits with the Central Bank.
-	Loans and advances to credit institutions: loans of any nature, including deposits and money market transactions, provided to credit institutions.
-	Loans and advances to customers: debit balances of all loans granted to customers by the Bank.
-	Debt instruments: bonds and other debt securities that represent a debt obligation for their issuer and that bear interest.

-	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, associates or jointly controlled entities.
-	Trading derivatives: fair value in favour of the Bank of financial derivatives, which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
-	Hedging derivatives: fair value of financial derivatives in favour of the Bank, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

Additionally, financial liabilities are included in this category when such classification provides more relevant information regarding the financial liability, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring the liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

-	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories, which arise from the ordinary borrowing activities or financing received.

v.   Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-	Deposits: all repayable balances received in cash by the Bank, other than those classified as marketable debt securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received, amount of which may be invested without restriction.

Deposits are classified based on the type of depositor as follows:

-	Deposits from the Central Bank: deposits and repurchase agreements of any nature with the Central Bank.
-	Deposits from credit institutions: deposits of any nature, including credit received, money market transactions and repurchase agreements in the name of credit institutions.

-	Customer deposits: deposits and repurchase agreements.
-	Marketable debt securities: bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities.
-	Trading derivatives: fair value of financial derivatives with a liability balance, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.
-	Short positions: financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.
-	Subordinated liabilities: financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the component that has the consideration of financial liability of compound financial instruments issued by the Bank, which form part of the Bank’s capital management for regulatory purposes, but do not meet the requirements for classification as equity for accounting purposes.
-	Hedging derivatives: fair value of the Bank’s liability in respect of financial derivatives, including embedded derivatives separated from hybrid financial instruments, designated as qualified hedging instruments in hedge accounting.

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

Subsequent measurement of financial assets depends on the Bank’s business model for managing the financial assets and the cash flows characteristics of the financial asset. The Bank classifies its financial assets into three measurement categories:

-	Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over which there is no significant unjustified sales, fair value is not a key element in the management of these financial assets and contractual conditions give rise to cash flows on specific dates, which are SPPI. In this sense, unjustified sales are considered those other than those related to an increase in the credit risk of the asset; unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual cash flows represent substantially a “basic financing agreement”. Interest income from these financial assets is included in Interest income in the consolidated income statement using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated income statement. Foreign exchange gains and losses are presented in Exchange differences (net) and impairment losses are presented within Impairment losses on financial (net) in the consolidated income statement.
-	FVTOCI: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these financial assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”. Changes in the fair value are taken through other comprehensive income, except for the recognition of impairment gains and losses, interest income and foreign exchange gains and losses on the financial assets’ amortized cost, which are recognized in the consolidated income statement.

When the financial assets are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss and recognized in Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement. Interest income from these financial assets is included in Interest income calculated using the effective interest method in the consolidated income statement using the effective interest rate method. Foreign exchange gains and losses are presented in Exchange differences (net) and impairment losses are presented within Impairment losses on financial assets on financial assets not at fair value through profit or loss (net) in the consolidated income statement.

-	FVTPL: financial instruments included in a business model whose objective is not obtained through the above-mentioned models, where fair value is a key factor in managing of these financial assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. Changes in the fair value of financial assets at FVTPL are recognized in profit or loss and presented net within Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement in the period in which it arises. Interest income from these financial assets is included as a separate line item within the consolidated income statement in Other interest and similar income using the effective interest rate method.

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

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and basis points paid or received that are integral to the effective interest rate, such as origination fees.

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

Modification of loans and advances to customers in the context of COVID-19 pandemic

During 2020, as a consequence of COVID-19 pandemic on customers’ payment capacity, the Bank implemented a Support Program, which included the partial or total deferral of principal and/or interest payments for up to four months, with the possibility of extending it to two additional months, with respect to the total amount due from borrowers, without any interest charge.

The relief measures contained in the Support Program resulted in a modification to the contractual terms of the loans subject to the Support Program, that did not result in derecognition of the financial assets under IFRS 9.

As of December 31, 2021, the Support Program is not active.

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

As of December 31, 2020 and 2021, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

ii.    Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost using the effective interest method, except for those included under Financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and basis points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

iii.   Valuation techniques

The following table shows a summary of the fair values as of December 31, 2020 and 2021 of the financial assets and liabilities indicated below, classified based on the various measurement methods used by the Bank to determine their fair value:

	12/31/2020			12/31/2021
	Published			Published
	Price			Price
	Quotations			Quotations
	in Active			in Active
	Markets –	Internal		Markets –	Internal
	Level 1	Models	Total	Level 1	Models	Total

ASSETS:
Financial assets at fair value through profit or loss	178,165	396,545	574,710	106,073	255,542	361,615
Financial assets at fair value through other comprehensive income	257,963	98,126	356,089	250,631	145,198	395,829
Hedging derivatives	—	8,306	8,306	—	11,248	11,248
	436,128	502,977	939,105	356,704	411,988	768,692
LIABILITIES:
Financial liabilities at fair value through profit or loss	15,338	497,652	512,990	62,570	288,847	351,417
Hedging derivatives	—	19,078	19,078	—	8,162	8,162
	15,338	516,730	532,068	62,570	297,009	359,579

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

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments, or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between market participants at the measurement date.

Still, other internal models use unobservable data as inputs. Examples of such unobservable inputs and assumptions are as follows:

-	Correlation: Historical correlation between equity prices and foreign exchange rates is assumed for valuing quanto and composite options.
-	Dividends: The estimation for the dividend used as inputs in the internal models is based on the dividend payments expected from the issuer companies.
-	Volatility of equity instruments: There is no liquid option market for certain long-term financial assets. For most Mexican underlying assets, the option market is for up to one year.
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

The Bank also adjusts the value of some financial assets when they have very low market trading volume, even when prices are available.

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

iv.   Valuation of financial instruments

General measurement bases

The Bank has implemented a formal process for systematic valuation and management of financial instruments. The governance scheme for this process distributes responsibilities between two independent areas inside the Bank: Treasury (development, marketing and daily management of financial products and market data) and Risks (on a periodic basis, validation of pricing and valuation models and market data, computation of risk metrics, new transactions approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in systems and quality assurance) before the product is ready to be placed on the market. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

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

c.	Loans and advances to customers at fair value through other comprehensive income

The estimated fair value of these financial assets is calculated by a default estimation method. This method consists of: a) estimating the default probabilities through a bootstrapping method from market credit spreads to incorporate the credit risk in the risk interest rate and b) discounting the expected cash flow at risk interest rate through the applicable discount factor. Both steps use observable market data (yield curves and market credit spreads) which are provided by a price vendor. The model assumes a deterministic approximation for modelling the cancellation prepayment; it is assumed that the obligor has a rational behavior and will exercise at the best moment, and then it assumes that the cancellation will be total.

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

The following inputs are used to calculate the CVA:

●	Expected exposure: mark-to-market (MtM) value for each transaction plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for financial derivatives with interim payments.
●	Loss Given Default: percentage of final loss assumed in a counterparty credit event /default.
●	Probability of Default: for cases where there is no market information, such as the CDS quoted spread curve, proxies based on companies holding exchange-listed CDS, in the same industry and with the same external ratings as the counterparty, are used.
●	Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises because of the Bank’s own credit risk assumed by its counterparties in OTC financial derivatives.

The CVA and DVA recognized as of December 31, 2020 amounted to 328 million pesos and 1,365 million pesos, respectively. The CVA and DVA recognized as of December 31, 2021 amounted to 146 million pesos and 933 million pesos, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value which measurement was based on internal models (Level 2 and Level 3) as of December 31, 2020 and 2021.

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal			Valuation Techniques	Key Inputs
	Models as of			Models as of
	12/31/2020			12/31/2021
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets at fair value through profit or loss:	395,923	622	396,545	255,403	139	255,542

Loans and advances to credit institutions – Reverse repurchase agreements	59,512	—	59,512	58,486	—	58,486	Forward estimation (non-closed formula)	Interest rate yield curve

Loans and advances to customers – Reverse repurchase agreements	10,844	—	10,844	10,000	—	10,000	Forward estimation (non-closed formula)	Interest rate yield curve

Debt and equity instruments	30,019	—	30,019	49,404	—	49,404	Price vendor	Financial instruments with low trading volume or minimum marketability.
Trading derivatives:

Interest rate options	232	—	232	711	—	711	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	114	—	114	130	—	130

European options	1	—	1	11	—	11	Black model (closed-formula solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividends estimation

Quanto options	112	—	112	115	—	115	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Auto-callable	1	—	1	4	—	4	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation.

Exchange rate options:	3,879	—	3,879	1,874	—	1,874

European barrier	—	—	—	—	—	—	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	3,879	—	3,879	1,874	—	1,874	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	281,885	622	282,507	129,668	139	129,807	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Index and securities futures	48	—	48	—	—	—	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	9,390	—	9,390	5,130	—	5,130	Forward estimation (non-closed formula) Black and Scholes model with trinomial tree method (American forwards)	Interest rate yield curve and quoted exchange rates and implied volatility surface

Financial assets at fair value through other comprehensive income:	98,126	—	98,126	141,088	4,110	145,198

Debt instruments	98,072	—	98,072	141,088	—	141,088	Price vendor	Financial instruments with low trading volume or minimum marketability.

Loans and advances to customers	—	—	—	—	4,056	4,056	Forward estimation (non-closed formula)	Interest rate yield curve

Equity instruments	54	—	54	—	54	54	Other	Value of shareholders’ equity

Hedging derivatives:	8,306	—	8,306	11,248	—	11,248

Swaps	4,294	—	4,294	6,015	—	6,015	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	4,012	—	4,012	5,233	—	5,233	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	502,355	622	502,977	407,739	4,249	411,988

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal
	Models as of			Models as of			Valuation
	12/31/2020			12/31/2021			Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities at fair value through profit or loss:	497,162	490	497,652	288,741	106	288,847

Deposits from the Central Bank – Repurchase agreements	24,936	—	24,936	23,002	—	23,002	Forward estimation (non- closed formula solution)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	54,922	—	54,922	17,846	—	17,846	Forward estimation (non- closed formula solution)	Interest rate yield curve

Customer deposits – Repurchase agreements	130,293	—	130,293	114,078	—	114,078	Forward estimation (non- closed formula solution)	Interest rate yield curve

Trading derivatives:

Interest rate options	306	—	306	915	—	915	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	648	—	648	264	—	264

European	555	—	555	29	—	29	Black-Scholes model (closed-formula solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividends estimation

Auto-callable	4	—	4	149	—	149	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Quanto options	89	—	89	86	—	86	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Exchange rate options:	2,766	—	2,766	2,063	—	2,063

European barrier	5	—	5	5	—	5	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	2,761	—	2,761	2,051	—	2,051	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	—	—	—	7	—	7	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	273,805	490	274,295	126,796	106	126,902	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

Index and securities futures	33	—	33	—	—	—	Forward estimation (non- closed formula solution)	Interest rate yield curves, quoted equity prices and index levels exchange rates

Exchange rate futures	8,063	—	8,063	3,491	—	3,491	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Short positions:

Debt instruments	27	—	27	27	—	27	Forward estimation (non- closed formula solution)	Interest rate yield curve

Marketable debt securities	1,363	—	1,363	259	—	259	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	19,078	—	19,078	8,162	—	8,162

Swaps	18,509	—	18,509	7,924	—	7,924	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	569	—	569	238	—	238	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates
	516,240	490	516,730	296,903	106	297,009

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

Financial instruments categorized in Level 3

Set forth below are the Bank’s financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

As of December 31, 2021, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

- Six cross currency swaps (CCS) USD/Peso (Nominal USD 38 million) and four interest rate swaps (IRS) (Nominal 619 million pesos) with a maturity above twenty years. Since there is no liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are categorized as Level 3 hierarchy.

- One IRS 91-day TIIE (Nominal 20 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.

- One loan (Nominal 4,056 million pesos) classified as part of the “Held to collect and sell” business model was granted to a small-medium size customer. In order to calculate the fair value of this loan, market credit spreads per counterparty are needed; but given that this counterparty does not have a market credit spread quote (CDS), a generic credit curve is used as a proxy to represent its credit risk. Therefore, this loan is categorized into a Level 3 hierarchy.

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

As of December 31, 2020, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

- Six CCS USD/Peso (Nominal USD 39 million) and six IRS (Nominal 772 million pesos) with a maturity above twenty years. Since there is no liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are classified into a Level 3 hierarchy.

- Four IRS 91-day TIIE (Nominal 419 million) and one 91-day TIIE interest rate option (Nominal 2,345 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.

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

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

			Assets
	Trading	Equity	Loans and advances
	derivatives	instruments	to customers	Total

Balance at January 1, 2019	794	—	771	1,565
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	13	—	—	13
Purchases	902	—	—	902
Transfers out	(771)	—	—	(771)
New issuances	—	—	2,875	2,875
Settlements	—	—	(771)	(771)
Balance at December 31, 2019	938	—	2,875	3,813
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(265)	—	—	(265)
Purchases	6	—	—	6
Transfers out	—	—	—	—
New issuances	—	—	—	—
Settlements	(57)	—	(2,875)	(2,932)
Balance at December 31, 2020	622	—	—	622
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(305)	—	—	(305)
Purchases	—	—	—	—
Transfers out	—	—	—	—
New issuances	—	54	4,056	4,110
Settlements	(178)	—	—	(178)
Balance at December 31, 2021	139	54	4,056	4,249

Liabilities
Trading
derivatives

Balance at December 31, 2019	(791)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(8)
Purchases	(369)
Transfers out	617
New issuances	—
Settlements	61
Balance at December 31, 2020	(490)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	277
Purchases	—
Transfers out	24
New issuances	—
Settlements	83
Balance at December 31, 2021	(106)

Unobservable inputs used in measuring fair value

The table below shows the effect as of December 31, 2021 on the fair value of the financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation.

			Significant	Range of Estimates	Fair value Measurement
		Valuation	Unobservable	(weighted-average)	Sensitivity to
Financial Instrument	Fair value	Technique	Input	for Unobservable Input	Unobservable Inputs
Loan and advances to customers	4,056	Estimation of credit default probabilities from credit spreads	Market credit spread quotes (CDS)	Credit spread quote (-77 basis points – 242 basis points)	A significant rating downgrade would result in a lower fair value
Cross currency swaps	65	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years)	Bid-offer spread IRS TIIE (16 basis points) CCS USD/Peso (4 basis points)	A significant decrease in long-term peso exchange rate would result in a lower fair value
Swaps Lock-In	26	Forward estimation (non-closed formula)	Prepayment rate	Prepayment rate 6% - 12%	There is no impact in fair value since the market and prepayment risks are fully hedged
Interest rate swaps	(55)	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years) Interest rate curve referenced to 91-day TIIE	91-day TIIE interest rate curve = 28-day TIIE interest rate curve + (-9 basis points, -11 basis points) Bid-offer spread IRS TIIE (16 basis points) CCS USD/Peso (4 basis points)	A significant decrease in 91-day TIIE interest rate curve would result in a higher fair value The same scenario applied on long-term peso exchange rate would result in a lower fair value

This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Although Bank’s Management believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2021, the potential impact in the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated
	Income Statement as of
	December 31, 2021
	Most	Least
	Favorable	Favorable
	Input	Input

ASSETS:
Cross currency swaps	1	(1)
LIABILITIES:
Interest rate swaps	4	(6)

Cross currency swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to add four basis points. This scenarios were determined by the following: 0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these market rates divided by two.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS TIIE and CCS USD/Peso) used to calculate the fair value were modified to subtract four basis points.

Interest rate swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and 28-day TIIE) used to calculate the fair value were modified to subtract 16 basis points. These scenarios were determined by the following: 0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these interest rate curves divided by two. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, in absence of an observable market interest rate curve referenced to 91-day TIIE interest rate curve, the corresponding fixing is used; thus, a set of historical spreads between the fixings is applied over the 28-day TIIE interest rate curve in order to estimate the corresponding curve. The least favorable scenario was determined considering the higher spread over a one-year historical window and then applied to the 28-day TIIE interest rate curve.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to add 16 basis points. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, the most favorable scenario was determined considering the lower spread over a one year historical window and then applied to the 28-day TIIE interest rate curve.

v.    Sensitivity analysis

As an alternative to the sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2021, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2021

All financial instruments	50	174	24	41
By category:
Instruments sensitive to interest rate	51	167	25	40
Instruments sensitive to equity market prices	2	6	—	—
Instruments sensitive to foreign currency exchange rates	14	38	2	13
Instruments sensitive to volatility movements	12	39	4	5

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

-	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
-	The Bank computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day.
-	VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

These limitations and the nature of the VaR measure mean that the Bank can guarantee neither those losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in one hundred business days.

vi.   Recognition of fair value changes

Changes in the fair value of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognized under Interest income calculated using the effective interest method, Other interest  and similar income or Interest expense and similar charges, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/(losses) on financial assets and liabilities.

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
c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).
2.	It is effective in offsetting exposure inherent in the hedged item throughout the expected term of the hedge, which means that:
a.	At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).
b.	There is sufficient evidence that the hedge was effective during the whole life of the hedged item (retrospective effectiveness). To this end, the Bank checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.
3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, if this is consistent with the Bank’s management of its own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement within Gains/(losses) on financial assets and liabilities (net).
b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in other comprehensive income under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in other comprehensive income under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.
d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gain/(losses) on financial assets and liabilities in the consolidated income statement.

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

e)   Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Bank transfers substantially all the risks and rewards to third parties – unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases – the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.
2.	If the Bank retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases – the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost.
b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.
3.	If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset – sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases – the following distinction is made:
a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.
b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

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

Financial derivative transactions are either transacted on an exchange or entered into under ISDA master netting agreements. In general, under ISDA master netting agreements in certain circumstances (e.g. when a credit event such as a default occurs) all outstanding transactions under the agreement are terminated. The termination value is assessed and only a single net amount is due or payable in settlement of all transactions.

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

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2021:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives assets	190,638	—	190,638	(152,313)	(4,491)	(26,894)	6,940

Reverse repurchase agreements	68,486	—	68,486	(4,799)	(63,687)	—	—

Equity instruments (*) (see Note 9.a)	9	—	9	—	(74)	—	(65)

Total	259,133	—	259,133	(157,112)	(68,252)	(26,894)	6,875

As of December 31, 2020:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives assets	304,477	—	304,477	(256,053)	(5,483)	(23,052)	19,889

Reverse repurchase agreements	70,356	—	70,356	(10,800)	(59,557)	—	(1)

Equity instruments (*) (see Note 9.a)	107	—	107	—	(137)	—	(30)

Total	374,940	—	374,940	(266,853)	(65,177)	(23,052)	19,858

(*)   As of December 31, 2020 and 2021, the financial instruments received as collateral in lending transactions amount to 137 million pesos and 74 million pesos, respectively, which are limited to the net equities lent under the aforementioned lending transactions.

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2021:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives liabilities	184,840	—	184,840	(152,313)	(6,375)	(13,222)	12,930

Repurchase agreements	264,260	—	264,260	(4,799)	(265,862)	—	(6,401)

Short positions	19,554	—	19,554	—	(19,702)	—	(148)

Total	468,654	-	468,654	(157,112)	(291,939)	(13,222)	6,381

As of December 31, 2020:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives liabilities	305,189	—	305,189	(256,053)	(5,306)	(27,954)	15,876

Repurchase agreements	344,804	—	344,804	(10,800)	(337,130)	—	(3,126)

Short positions	15,263	—	15,263	—	(15,734)	—	(471)

Total	665,256	—	665,256	(266,853)	(358,170)	(27,954)	12,279

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

Individual assessment

Financial assets individually assessed for credit impairment are estimated by the following methodologies:

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

Collective assessment

Financial assets collectively assessed for credit impairment are estimated by taking into consideration the historical impairment loss experience at the time of assessment adjusted to reflect current economic conditions and taking into account the characteristics of the counterparty, reasonable and supportable forecasts of future events, the guarantees and collateral associated with the transaction.

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

“Observed Default Frequency” is defined as the rate in which loans that were not impaired become credit-impaired in a lifetime period.

The different bands of thresholds for each type of financial asset are shown below.

Commercial loans to large enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.01178	6
0.01178 - 0.01349	16
0.01349 - 0.05377	25
> 0.05377	35

Commercial loans to real state

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.00683	4
0.00683 - 0.00944	16
> 0.00944	27

Commercial loans to small and medium-sized enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.01660	8
0.01660 - 0.02135	13
0.02135 - 0.03718	15
0.03718 - 0.06932	16
0.06932 - 0.11089	21
0.11089 - 0.14153	24
0.14153 - 0.16235	28
0.16235 - 0.25103	29
> 0.25103	31

Mortgage loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.04077	11
0.04077 - 0.05573	14
0.05573 - 0.06676	18
0.06676 - 0.12477	20
0.12477 - 0.15225	22
> 0.15225	24

Revolving consumer credit card loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.00953	10
0.00953 - 0.01147	11
0.01147 - 0.02353	16
0.02353 - 0.02900	23
0.02900 - 0.04120	26
0.04120 - 0.05442	30
0.05442 - 0.06950	34
> 0.06950	38

Non-revolving consumer loans (payroll loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.10109	15
0.10109 - 0.13383	22
0.13383 - 0.15909	24
0.15909 - 0.19360	25
0.19360 - 0.21380	27
0.21380 - 0.24165	29
0.24165 - 0.26122	31
> 0.26122	32

Non-revolving consumer loans (personal loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.14306	16
0.14306 - 0.19274	20
0.19274 - 0.24346	24
0.24346 - 0.25868	28
0.25868 - 0.28734	31
0.28734 - 0.33463	33
> 0.33463	36

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

The Bank considers also as credit-impaired or non-performing financial assets, the sum of all transactions of a customer when the loan balances of the same customer categorized, as credit-impaired (Stage 3) are equivalent to more than 20% of the total outstanding amounts of that customer or when the recently twelve-month written-off balance of a customer represents more than 5% of such customer’s outstanding balance.

These instruments may be reclassified to other categories if, because of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the customer does not have balances more than ninety days past due in other loans.

Loans which are not credit-impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to its contractual terms are considered credit-impaired. This analysis includes, among others: customers in situations involving deterioration in their creditworthiness, such as negative net equity, continued losses, significant decrease in revenue or in the customer’s recurring cash flows, general delay in payments, inadequate economic or financial structure, insufficient cash flows to settle debt or inability to obtain additional financing, the existence of an internal or external rating showing that the customer is in default and the existence of overdue customer commitments with a significant amount to public institutions or employees.

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

Loans are considered to be no longer in default (i.e., to have been cured) when all the contractual payments have been settled, except for those cases in which the borrower is in long-term forbearance and loan does not fulfill the criteria to be considered as credit-impaired. For these particular cases, a twelve-month probation period is necessary in order to be considered as not in default.

In the case of forbearances, loans classified as Stage 2 (normal risk under watchlist) may be generally reclassified to Stage 1 (normal risk) in the following circumstances: i) at least two years have elapsed from the date of reclassification to that category or from its forbearance date, ii) the customer has paid the accrued principal and interest balance, and iii) the customer has no other instruments with more than thirty days past due balances.

In the case of forbearances, loans classified as Stage 3 (doubtful risk) may be reclassified to Stage 2 (normal risk under watchlist) when the following circumstances are present: i) a minimum period of one year has elapsed from the forbearance date, ii) the customer has paid the accrued principal and interest amounts, and iii) the customer has no other loan balance with more than ninety days past due.

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

The twelve-month EAD and “Lifetime” EAD are determined based on the expected payment profile, which varies by loan type.

●	For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a twelve-month or “Lifetime” basis. “Lifetime” EAD will also be adjusted for any expected overpayments made by a borrower. Early repayment/refinance assumptions are also incorporated into the “Lifetime” EAD calculation.
●	For revolving consumer loans, the EAD is predicted by taking current drawn balance and adding a “Credit Conversion Factor” (CCF) which allows for the expected drawdown of the remaining limit by the time of default. These assumptions vary by loan type and current limit utilization band, based on analysis of the Bank´s recent historical default data.

The twelve-month LGD and “Lifetime” LGD are determined based on the factors which impact the recoveries made post-default. These vary by loan type.

●	For secured loans, this is primarily based on collateral type and projected collateral values, historical discounts to market/book values due to forced sales, time to repossession and recovery costs observed.

●	For unsecured loans, LGD is typically set by loan due to the limited differentiation in recoveries archived across different borrowers. The LGD is influenced by collection strategies, including contracted debt sales and price.

Forward-looking economic information is also included in determining the twelve-month PD, “Lifetime PD” and LGD. These assumptions vary by loan type.

The assumptions underlying the expected credit losses calculation – such as how the maturity profile of the PD and how collateral values change – are monitored and reviewed on a monthly basis.

The Bank performs a periodic assessment to evaluate if the assumptions and methodology need to be updated.

The assessments performed during the year ended December 31, 2021 have not identified significant changes in facts and circumstances that would require updates on estimation techniques, significant assumptions or methodologies currently employed in the expected credit losses calculation.

Expected credit loss measurement considerations related to COVID-19 pandemic

Expected credit losses measurement according to IFRS 9 is challenging given its determination incorporates the estimation of credit events, and their consequential cash shortfalls, based on a probability-weighted approach. In times of heightened uncertainty and stressed economic conditions, these estimations become more difficult. The assessment of the impact of the COVID-19 pandemic on expected credit losses requires significant judgment, especially as it is not directly comparable with any recent similar events and the impact depends on government measures as much as the spread of the virus and its variants.

Expected credit losses are a discounted probability-weighted measurement of expected cash shortfalls either based on credit events arising in the twelve months from the reporting date or based on credit events arising over the lifetime of the financial asset. Lifetime expected credit losses are recognized when there is a significant increase in credit risk on a financial asset.

The IASB had indicated that entities should not continue to apply their existing ECL methodology mechanically.

IFRS 9 requires the application of judgment and requires and allows entities to adjust their approach to determining expected credit losses in different circumstances. The IASB noted that a number of assumptions and linkages underlying the way expected credit losses have been determined no longer hold due to the COVID-19 pandemic environment.

Measurement of expected credit losses and assessment of a significant increase in credit risk are based on reasonable and supportable information that is available without undue cost or effort. Hence, the Bank developed its estimates based on the best available information about past events, current conditions and forecasts of economic conditions and applied certain key IFRS 9 accounting considerations related to the measurement of expected credit losses with the purpose of capturing the effects of the COVID-19 pandemic.

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

December 31, 2021 are based on all reasonable and supportable information including that, which is forward-looking.

The Bank updated the following forward-looking information in the measurement of the expected credit losses due to the COVID-19 pandemic situation:

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

The Bank monitors the behavior of ratings and in case of atypical movements; implements actions in order to avoid an excessive impact on the expected credit losses.

Post-model adjustments - overlays

During 2020, the Bank decided to recognize a “macroeconomic overlay”, which was calculated with a long-run vision in order to avoid short-term volatility, which was determined from a softening of the macroeconomic scenario that the Bank uses in its annual planning exercise with a three-year horizon.

This “macroeconomic overlay” was calculated under a bottom-up approach, aligned with the ‘business as usual’ (BAU) process of forward-looking calculation, where the sensitivity resulting from the expected credit losses, at a credit level, is distributed for each of the loan portfolios. During the course of 2020 and 2021, the macroeconomic overlay was released as a result of the return to normality of the Mexican economy. Accordingly, there are no post-model adjustments as of December 31, 2021.

Details of post-model adjustments for 2020 – overlays is presented in Note 11.d.

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

ii.  Urban and developable ordered land.

iii.  Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rural lands.

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

The associated impact of these macroeconomic factors and certain portfolio factors on the PD and LGD vary by loan type. Expert judgment has also been applied in this process. Forecasts of these factors (“base economic scenario”) are provided by the Bank´s Research and Public Policy area on a periodic basis and offer the best estimate view of the economy over the next three years. After three years, to project these factors out for the full remaining lifetime of each financial asset, a mean reversion approach has been used. With this approach, the projected factors in the long-term will have statistical patterns such as average rate (i.e., for unemployment) or a growth rate (i.e., GDP) over a period of two to five years.

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

The factors used for the ECL estimate as of December 31, 2021 are set out below. The “base”, “upside” and “downside” scenarios were used for all financial assets portfolios, except for global corporates for which the Bank applies the same global macroeconomic scenarios as Banco Santander (Spain). Risk parameters, including a forward-looking add-ons for this portfolio, are provided by Banco Santander (Spain).

		December 31, 2021:
Factor	Scenario	December 2021	December 2022	December 2023	December 2024
	Base	3.12%	3.38%	3.54%	1.61%
GDP (% year over year)	Upside	3.12%	5.31%	4.59%	2.96%
	Downside	3.12%	(11.01)%	2.06%	1.52%
	Base	6.74%	4.04%	3.54%	3.50%
CPI (% year over year)	Upside	6.74%	2.59%	3.00%	3.00%
	Downside	6.74%	7.67%	4.10%	3.84%
	Base	4.01%	3.67%	3.56%	3.56%
Unemployment rates (% active population)	Upside	4.01%	3.51%	3.29%	3.17%
	Downside	4.01%	6.39%	5.94%	5.55%
	Base	20.41	20.74	21.04	21.34
Peso/USD (end of period)	Upside	20.41	18.82	19.01	19.20
	Downside	20.41	26.36	25.13	24.66
	Base	9.44%	10.07%	8.62%	7.95%
Loans - Mortgage (% year over year)	Upside	9.44%	14.86%	10.43%	8.92%
	Downside	9.44%	2.97%	7.64%	7.54%
	Base	4.11%	8.16%	6.43%	5.71%
Loans - Consumer (% year over year)	Upside	4.11%	29.84%	9.61%	7.56%
	Downside	4.11%	(20.27)%	5.31%	5.01%
	Base	4.76%	2.28%	5.16%	5.83%
Deposits - Total (% year over year)	Upside	4.76%	5.27%	7.84%	9.38%
	Downside	4.76%	(2.48)%	0.08%	2.00%
	Base	52,040.92	54,747.05	57,593.89	60,588.77
Stock markets (level)	Upside	52,040.92	64,851.25	68,275.18	71,826.48
	Downside	52,040.92	43,803.42	48,477.42	50,998.24

The weightings assigned to each macroeconomic scenario as of December 31, 2020 and 2021 were as follows:

December 31, 2021
Scenario	Weighting

Base	55.0%
Upside	15.0%
Downside	30.0%

December 31, 2020
Scenario	Weighting

Base	52.5%
Upside	10.0%
Downside	37.5%

Sensitivity analysis

The ECL recognized in the consolidated balance sheet as of December 31, 2021 reflects the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, according to the scenarios described above. Many of the factors and assumptions used to calculate ECL have a high degree of interdependency and there is not a single factor or assumption to which the ECL, as a whole, are sensitive. The ECL determined by using the “base” scenario, which is used to calculate an unbiased expected credit loss, provides an indication of the overall sensitivity of ECL to different macroeconomic assumptions.

Set out below are the changes to the ECL as of December 31, 2021 that would result from reasonably possible changes in the weightings from the actual assumptions used in the Bank’s macroeconomic scenarios, considering a weightings of 100% for the most favorable scenario and a weighting of 100% for the least favorable scenario:

	Most Favorable	Least Favorable
	Scenario	Scenario

Retail loan portfolio	(11.9)%	14.6%
Non-retail loan portfolio	(13.7)%	15.8%

Written-off loans

The entire loan balance relating to credit-impaired financial assets continues to be recognized in the consolidated balance sheet for their full amounts, until the recovery of any recognized amount is considered to be unlikely. The recovery of a loan is considered to be unlikely when there is a significant and irreversible deterioration of the borrower’s overall financial condition, resources, value of any guarantees and payment record that would lead a borrower to bankruptcy.

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

h)    Repurchase agreements and Reverse repurchase agreements

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

Repurchase agreements and reverse repurchase agreements are managed and its performance is evaluated on a fair value basis.

As of December 31, 2021, in order to provide a better presentation, the Bank decided to present repurchase agreements and reverse repurchase agreement as financial liabilities at fair value through profit or loss (Deposits from Central Bank – Repurchase agreements, Deposits from credit institutions – Repurchase agreements and Customer deposits – Repurchase agreements) and as financial assets at fair value through profit or loss (Loans and advances to credit institutions – Reverse repurchase agreements and Loans and advances to customers – Reverse repurchase agreements) in the consolidated balance sheet and consolidated statements of cash flows.

i)    Non-current assets held for sale

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

j)   Tangible assets

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

k)    Leases

The Bank as lessee

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

Whenever the Bank incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use assets.

As of December 31, 2020 and 2021, the Bank did not have any lease agreements with purchase options.

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

The Bank recognizes finance income over the lease term in interest income calculated using the effective interest method in the consolidated income statement, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

l)  Intangible assets

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

Impairment charges are included in Impairment losses on other assets (net) – Goodwill and other intangible assets in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years, are similar to those used for tangible assets (see Note 2.j).

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

m)   Provisions and contingent assets and liabilities

When preparing the consolidated financial statements, Bank’s Management distinguishes between:

-

Provisions: credit balances covering present obligations at the reporting date arising from past events, which could give rise to a loss for the Bank, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

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

Provisions are classified according to the obligations covered as follows:

-

Provisions for pensions and similar obligations under scope of IAS 19: amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations (see note 2.s).

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

n)   Court proceedings and/or claims in process

At the end of 2020 and 2021, certain court proceedings and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

o)   Share-based payments

Equity-settled shared-based payments to employees and others providing similar services were measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled shared-based payments was expensed on a straight-line basis over the vesting period, based on the Bank’s estimate of equity instruments that would eventually vest, with a corresponding increase in consolidated total equity. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statement such that the cumulative expense reflects the revised estimate.

Cash-settled share-based payments to employees, the services acquired and the liability incurred are measured at the fair value of the liability. The fair value determined at the grant date of the cash-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Bank’s estimate of equity instruments that will eventually vest, with a corresponding increase in the liability. At the end of each reporting period, the Bank revises its estimate of the number of equity instruments expected to vest. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the consolidated income statement for the year. The services received and the liability to pay for those services are recognized as the employees render service.

Share-based payments are discussed in Note 42.b, 42.c, 42.d and 43.b.

p)   Recognition of income and expense

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i.    Interest income and interest expense

Interest income and interest expense are generally recognized on an accrual basis using the effective interest method.

ii.   Dividends

Dividends received from equity instruments are recognized as income when the Bank’s right to receive them arises.

iii.   Fee and commission income and expense

Fee and commission income and expense are recognized using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expense relating to financial assets and financial liabilities measured at FVTPL are recognized when received or paid.
-	Those arising from transactions or services that are performed over a period are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is carried out.

iv.   Non-finance income and expense

Non-finance income and expense are recognized when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, IFRS 15 Revenue from Contracts with Customers five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

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

q)    Financial guarantees

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

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost in the consolidated balance sheet are reclassified to the appropriate provision.

r)   Loan commitments

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

s)    Post-employment benefits

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

-

Net interest on the net defined benefit liability (asset), i.e., the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Other interest income and similar income if it constitutes income) in the consolidated income statement.

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

t)   Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees taken to be those who have ceased to render services at the Bank but who, without being legally retired, continue to have economic rights vis-à-vis the Bank until they acquire the legal status of retiree, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions (net) in the consolidated income statement.

u)   Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, if implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

v)   Income tax

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

Deferred income tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date and reflects uncertainty related to income taxes, if there is any.

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

Income and expense recognized directly in consolidated total equity are accounted for as temporary differences.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Tax assets include the amount of all tax assets, which are broken down into current amounts of tax to be recovered within the next twelve months and deferred amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities include the amount of all tax liabilities (except provisions for taxes), which are broken down into current the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and deferred the amount of income tax payable in future years.

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

w)   Remaining maturity periods

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2020 and 2021 year-end is provided in Note 45.

x)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker. The Chief Operating Decision Maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO.

y)   Dividend distribution

Dividend distributions to the Bank’s shareholders are recognized as a liability in the consolidated financial statements in the period in which the dividends are proposed by the Board of Directors and approved by the Bank’s shareholders.

z)   Treasury shares

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

aa) Consolidated income statement and other comprehensive income

This consolidated statement presents the income and expense generated by the Bank as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated total equity.

Accordingly, this consolidated statement presents:

a.	Profit for the year.
b.	The net amount of the income and expenses recognized directly in consolidated total equity that will not be reclassified subsequently to the consolidated income statement.
c.	The net amount of the income and expenses recognized directly in consolidated total equity that may be reclassified subsequently to the consolidated income statement when certain conditions are met.
d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associated entities accounted for using the equity method, which are presented net.
e.	Total consolidated comprehensive income, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

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

ac) Consolidated statement of cash flows

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

As of December 31, 2021, the Bank measures the investments in associated entities using the equity method (see Note 49).

Senior Unsecured Notes

On April 14, 2020, the Bank issued Senior Unsecured Notes for USD 1,750 million at an annual interest rate of 5.375% and maturity in 2025. The Senior Unsecured Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933 and, outside the United States of America, in accordance with Regulation S under the Securities Act.

Merger of Santander Vivienda, S.A. de C.V.

On October 28, 2019, Banco Santander México obtained the authorization from Banco Santander (Spain) to carry out a merger through absorption between Santander Vivienda, S.A. de C.V. (Santander Vivienda), with the former being the surviving entity, and the latter being the merged entity.

On August 28, 2020, the Mexican Ministry of Finance and Public Credit (hereinafter, “SHCP” by its Spanish acronym) authorized the merger of Banco Santander México as the surviving merging entity with Banco Santander México and Santander Vivienda, as the merged entity, which is extinguished.

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

Incorporation of Openbank Santander México, S.A. de C.V.

On October 14, 2020, Banco Santander México received authorization from SHCP to incorporate Openbank Santander México, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México (Openbank) as a subsidiary of Banco Santander México.

Merchant business

On December 3, 2020, Banco Santander México entered into an assignment agreement with SMPS Merchant Platform Solutions México, S.A. de C.V. (SMPS), subsidiary entity of Santander Merchant Platform Solutions México, S.A. de C.V., in order to sell all the acquisition contracts related to the merchant payment business operated and administered by Banco Santander México, along with their respective economic rights. The agreed sell price amounts to 1,600 million pesos.

On June 1, 2021, as part of Banco Santander’s (Spain) strategy to consolidate the merchant payment business into a global business and, once the SMPS registration was obtained to be able to operate as a Participant in Disposal Networks (Participante en Redes de Medios de Disposición) in its capacity as Acquirer (Adquirente) in accordance with the General Provisions applicable to Disposal Networks (Disposiciones de Carácter general aplicables a las Redes de Medios de Disposición) issued by the CNBV and the Mexican Central Bank, Banco Santander México formalized the sale of all its merchant payment contracts (acquiring business) to SMPS.

For this transaction, the Bank recognized a gain of 816 million pesos within Other operating income in the consolidated income statement.

Merchant business is discussed in Note 49.

Exchange Offers

On March 23, 2021, Banco Santander (Spain) announced its intention to repurchase the outstanding shares of Banco Santander México that it did not own (8.3%). On June 8, 2021, Banco Santander (Spain) announced a change in the expected structure, instead of a mandatory delisting tender offer, a voluntary tender offer.

On November 3, 2021, Banco Santander, S.A. (Spain) announced an exchange offer for the outstanding shares of Banco Santander México at a price of 26.50 Mexican pesos for each share of the Bank and the equivalent in US dollars of 132.50 Mexican pesos for each outstanding American Deposit Share (ADS).

Consequently, Banco Santander, S.A. (Spain) increased its participation in the Bank to 96.16% from 91.64%.

As a result of the exchange offer detailed above, the share-based payment plan was modified, from an equity-settled transaction to a cash-settled transaction and as a consequence, 264 million pesos were reclassified from Accumulated reserves within Shareholders’ equity to Other liabilities in the consolidated balance sheet.

Further details about share-based payment plan are given in Note 42.b, 42.c, 42.d and 43.b.

Issue of perpetual subordinated non-preferred contingent convertible additional Tier I Capital Notes

On September 15, 2021, Banco Santander México issued perpetual subordinated non-preferred contingent convertible additional Tier I Capital Notes (Subordinated Additional Tier I Capital Notes) for USD 700 million with no fixed maturity or fixed redemption date, at an annual variable interest rate, which will be recalculated every 5 years based on the yield of the Treasury Notes of the United States of North America (US Treasury Notes) with a term of 5 years that is in force at that time plus the spread defined in the placement supplement.

Initially annual interest rate at the time of issuance was 4.625%

The Subordinated Additional Tier I Capital Notes were placed through an exclusive private offering to Banco Santander (Spain).

Issuance of unsecured notes at a fixed interest rate

On November 30, 2021, Banco Santander México issued through a national primary public offering unsecured notes for 7 years for an amount of 6,500 million pesos at a fixed annual gross interest rate of 8.08% per year and interest payments every 182 days.

Issuance of unsecured notes at a floating interest rate

On November 30, 2021, Banco Santander México issued through a national primary public offering unsecured notes for 4 years for an amount of 3,500 million pesos at a floating annual gross interest equivalent to TIIE for a term of 28 days plus a surcharge of 0.05% and payment of interest every 28 days. The annual gross interest rate applicable to the first interest payment period corresponds to 5.28%

Amortization of the outstanding balance of perpetual subordinated non-preferred contingent convertible additional Tier I Capital Notes issued in 2016

On December 8, 2021, Banco Santander México notified the holders of its decision to pay in full the outstanding balance for an amount 500 million USD corresponding to the Subordinated Additional Tier I Capital Notes, issued on December 29, 2016.

This transaction was settled at par value on January 19, 2022.

Merger of Santander Consumo, S. A. de C. V. and Santander Servicios Especializados, S.A. de C.V.

On December 22, 2021, Banco Santander México obtained the authorization from Banco Santander (Spain) to carry out a merger through absorption of Santander Consumo, S.A. de C.V. (Santander Consumo) and Santander Servicios Especializados, S.A. de C.V. (Santander Servicios Especializados). Banco Santander México will be the surviving entity, and the latter will be the merged entities.

This merger has not been approved by the CNBV, the Bank expects to complete the merger during the first half of 2022.

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

The Support Program was active during 2020 and 531,636 loans were registered. As of December 31, 2021, there are no loans still participating in the Support Program.

As of December 31, 2020 the remaining balance by loan type of the loans registered in the Support Program was as follows:

12/31/2020

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

The Bank decided not to apply the optional restructuring measures nor other “Institutional Restructuring Programs”.

Labour reform

On April 23, 2021, a decree (Decree) was published by the Federal Government to regulate labour subcontracting, when a natural or legal person provides its own workers for the benefit of another person.

When the Decree entered into force, various laws were reformed, added and repealed in order to:

i.)	Prohibit the subcontracting of personnel for activities that are part of the corporate purpose and the main activity of the entity, and
ii.)	Allow the subcontracting of services and specialized works that are not part of the corporate purpose or main activity of the entity, as long as certain requirements are met, such as the contractor is registered in the public register with the Ministry of Labour and Social Security (“STPS” by its Spanish acronym), which is renewed every three years.

In compliance with the Decree, Banco Santander México hired 4,891 employees who provided non-specialized services who previously worked in its subsidiaries, and 1,044 of its employees were transferred to some of its subsidiaries.

4.  Distribution of the Bank’s profit and Earnings per share

4.1 Distribution of the Bank’s profit

The distributions of the Bank’s profit ended December 31, 2019, 2020 and 2021 approved by the Board of Directors during the annual general meetings are as follows:

	2019	2020	2021

Profit of the year	20,381	18,974	20,801
Dividends declared	10,293	—	4,921
Dividend per share (pesos)	1.52	—	0.73
Dates of payment	05/28/2019 and		06/18/2021 and
	12/27/2019		11/05/2021

During 2020, in order to strengthen banking institutions so they could be in a better position to absorb potentials losses that could arise because of the COVID-19 pandemic and have more resources to support the economic slowdown, the CNBV issued two recommendations, to avoid:

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

Accordingly, basic earnings per share were determined as follows:

	2019	2020	2021

Profit attributable to the Parent	20,381	18,974	20,801
Profit attributable to the Parent (net of non-controlling interest)	20,381	18,974	20,801
Weighted average number of shares outstanding	6,775,455,458	6,776,640,349	6,775,682,106
Basic earnings per share (pesos)	3.01	2.80	3.07

ii.   Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 29.d).

Accordingly, diluted earnings per share were determined as follows:

	2019	2020	2021

Profit attributable to the Parent	20,381	18,974	20,801
Profit attributable to the Parent (net of non-controlling interest)	20,381	18,974	20,801
Weighted average number of shares outstanding	6,775,455,458	6,776,640,349	6,775,682,106
Dilutive effect of rights on shares	11,538,899	10,354,008	11,312,251
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	3.00	2.80	3.06

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

During 2021, the Deputy General Director of Global Corporate Banking, the Deputy Director of Retail Commercial Banking and the Deputy Director of Operations decided to step down. Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2021 to the date on which these consolidated financial statements were authorized for issue.

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 21 million pesos during 2019, 23 million pesos during 2020 and 30 million pesos during 2021, paid as attendance fees.

b)   Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 456 million pesos during 2019, 431 million pesos during 2020 and 453 million pesos during 2021. The main benefits paid to the Bank’s executive officers are: salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 472 million pesos as of December 31, 2019, 522 million pesos as of December 31, 2020 and 537 million pesos as of December 31, 2021.

d)   Loans to executive officers

The loans granted to executive officers amount to 124 million pesos and 183 million pesos as of December 31, 2020 and 2021, respectively.

6.   Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2020	12/31/2021

Cash	24,791	26,361
Central Bank compulsory deposits	23,978	23,978
Deposits in the Central Bank	22,264	12,705
Accrued interest	20	29
	71,053	63,073

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

As of December 31, 2021, the Bank maintained a special deposit in the Central Bank for an amount of 7,700 million pesos, based on Circular 9/2019 issued by the Mexican Central Bank on June 13, 2019. Circular 9/2019 allows credit institutions that have Bonos de Regulación Monetaria Reportables (BREMS R) to use these financial instruments to guarantee overdrafts in their account in order to promote the healthy development of the Mexican financial system.

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

7.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2020	12/31/2021

Classification:
Financial assets at fair value through profit or loss	59,512	58,486
Financial assets at amortized cost	64,371	36,492
	123,883	94,978
Type:
Reciprocal accounts	11,610	17,820
Time deposits	10	—
Guarantee deposits - Collateral delivered for OTC financial derivatives transactions (Note 32)	27,954	13,234
Reverse repurchase agreements	59,512	58,486
Other accounts	24,797	5,438
	123,883	94,978
Currency:
Peso	94,084	83,382
USD	29,620	11,579
Other currencies	179	17
	123,883	94,978

As of December 31, 2020, time deposits consist of 10 million pesos related to deposits that the Bank holds in Mexican banks that re-prices every 182 days with a fixed annual interest rate of 1.5%. As of December 31, 2021, there were no transactions as a time deposits.

As of December 31, 2020 and 2021, 27,954 million pesos and 13,234 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Financial assets at amortized cost (see Note 32).

As of December 31, 2020 and 2021, 59,599 million pesos and 58,235 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to credit institutions (see Note 31).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Financial assets at amortized cost.

8.   Debt instruments

a)   Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2020	12/31/2021

Classification:
Financial assets at fair value through profit or loss	206,272	110,975
Financial assets at fair value through other comprehensive income	355,321	390,974
Financial assets at amortized cost	11,453	11,619
	573,046	513,568
Type:
Mexican government debt securities	443,909	336,872
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	744	1,509
Foreign government debt securities	119,276	165,955
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	4,562	4,866
Brazilian Government Notes	23,870	25,744
US Government Treasury Bills (T-BILLS)	91,976	113,155
US Government Treasury Notes (T-NOTES)	3,430	27,056
Debt securities issued by financial institutions	3,413	5,601
Other debt securities	6,448	5,140
	573,046	513,568
Currency:
Peso	405,184	310,871
USD	108,411	152,971
Brazilian Real (BRL)	23,870	25,744
Other currencies	35,581	23,982
	573,046	513,568

The breakdown of Debt instruments classified as at fair value through profit or loss is as follows:

	12/31/2020	12/31/2021

Federal Treasury Securities (CETES)	81,017	10,311
United Mexican States Bonds (UMS)	141	168
Federal Mexican Government Development Bonds (BONDES)	22,345	26,132
M and M10 Mexican Government Bonds (M Bonds)	51,313	16,652
Mexican Bank Saving Protection Bonds (BPATS)	22,623	14,161
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	4,469	8,232
T-BILLS	12,342	13,328
T-NOTES	3,430	11,495
Other debt securities	8,592	10,496
	206,272	110,975

(1) UDIS are Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. As of December 31, 2020 and 2021, one UDI was equal to 6.60559 pesos and 7.10823 pesos, respectively.

As of December 31, 2020 and 2021, 5,306 million pesos and 6,375 million pesos, respectively, of debt instruments, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss (see Note 32).

As of December 31, 2020 and 2021, 10,729 million pesos (4,655 million pesos in which the lender was the Central Bank) and 1,988 million pesos (1,565 million pesos in which the lender was the Central Bank), respectively, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

As of December 31, 2020 and 2021, 201,477 million pesos and 87,653 million pesos, respectively, of Debt instruments, have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

The breakdown of Debt instruments classified as at Financial assets at fair value through other comprehensive income is as follows:

	12/31/2020	12/31/2021

CETES	1,272	—
UMS	48,447	36,573
M, M3 and M5 Mexican Government Bonds (M Bonds)	189,137	197,658
BPATS	8,616	12,250
UDIBONDS	3,075	3,116
T-BILLS	79,634	99,827
T-NOTES	—	15,561
Brazilian Government Notes	23,870	25,744
Other debt securities	1,269	245
	355,321	390,974

As of December 31, 2020 and 2021, 129,240 million pesos and 103,095 million pesos, respectively, of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) have been pledged in connection with repurchase agreement transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through other comprehensive income.

As of December 31, 2020 and 2021, 4,998 million pesos and 17,633 million pesos (13,999 million pesos in which the lender was the Central Bank), respectively, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through other comprehensive income.

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at fair value through other comprehensive income as of December 31, 2020:

	Fair value
	Level 1	Level 2	Subtotal	Level 3	Total

Financial assets at fair value through other comprehensive income
Of which:
Mexican government debt instruments	241,932	—	241,932	—	241,932
Foreign government debt instruments	103,504	—	103,504	—	103,504
Debt instruments issued by the Central Bank	8,616	—	8,616	—	8,616
Other fixed-income interest debt instruments	1,269	—	1,269	—	1,269

	355,321	—	355,321	—	355,321

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at fair value through other comprehensive income as of December 31, 2021:

	Fair value
	Level 1	Level 2	Subtotal	Level 3	Total

Financial assets at fair value through other comprehensive income
Of which:
Mexican government debt instruments	237,347	—	237,347	—	237,347
Foreign government debt instruments	141,132	—	141,132	—	141,132
Debt instruments issued by the Central Bank	12,250	—	12,250	—	12,250
Other fixed-income interest debt instruments	245	—	245	—	245

	390,974	—	390,974	—	390,974

During 2020 and 2021, there were no transfers between levels related to the fair value (neither the corresponding allowance for impairment losses) of Debt instruments – Financial assets at fair value through other comprehensive income.

The breakdown by issuer rating of Debt instruments as of December 31, 2020 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	95,406	95,406	16.65%
A	9,596	391,651	401,247	70.02%
BBB	267	48,587	48,854	8.53%
BB	—	3,669	3,669	0.64%
Below B	—	23,870	23,870	4.17%
	9,863	563,183	573,046	100%

The breakdown by issuer rating of Debt instruments as of December 31, 2021 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	140,211	140,211	27.30%
A	10,495	296,300	306,795	59.74%
BBB	245	36,741	36,986	7.20%
BB	—	3,832	3,832	0.75%
Below B	—	25,744	25,744	5.01%
	10,740	502,828	513,568	100%

As of December 31, 2020 and 2021, BBB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2020 and 2021, BB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2021, Below B ratings balance includes mainly debt instruments issued by Petróleos Mexicanos (Mexican state-owned petroleum company) and Brazilian Government Notes.

The breakdown of Debt instruments classified as at Financial assets at amortized cost is as follows:

	12/31/2020	12/31/2021

Special CETES	3,668	3,831
Bonos de Regulación Monetaria Reportables - (BREMS R)	7,785	7,788
	11,453	11,619

Type:
Unquoted	3,668	3,831
Quoted	7,785	7,788

As of December 31, 2020 and 2021, 7,706 million pesos and 7,709 million pesos, respectively, of BREMS R issued by the Mexican Central Bank have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at amortized cost.

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at amortized cost as of December 31, 2020:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	11,453	—	11,453	—	11,453

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at amortized cost as of December 31, 2021:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	11,619	—	11,619	—	11,619

During 2020 and 2021, there were no transfers between stages related to the gross carrying amount of Debt instruments – Financial assets at amortized cost.

b)   Changes

The changes in Debt instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2019	2020	2021

Beginning balance	154,483	233,463	355,321
Net additions/(disposals)	75,061	119,141	43,105
Valuation adjustments	4,108	3,560	(6,724)
Amounts reclassified to the consolidated income statement	(189)	(843)	(728)
Balance at year-end	233,463	355,321	390,974

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

The following is a breakdown of the allowance for impairment losses of Debt instruments classified at fair value through other comprehensive income and at amortized cost as of December 31, 2021:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	39	—	—	39	—
Of which:
Mexican government debt instruments	38	—	—	38	—
Other fixed-income interest debt instruments	1	—	—	1	—

Financial assets at amortized cost	—	—	—	—	—

	39	—	—	39	—

The change in the allowance for impairment losses of Debt instruments – Financial assets at fair value through other comprehensive income during 2020 and 2021, amounts to 68 million pesos and (52) million pesos, respectively.

There were no allowance for impairment losses recognized during 2020 and 2021, related to Debt instruments – Financial assets at amortized cost.

d)   Other information

Note 45.a contains a breakdown of the remaining maturity periods of Financial assets at fair value through other comprehensive income - Debt Instruments. Additionally, Note 45.d includes the fair value amounts of these assets classified as Debt instruments – Financial assets at amortized cost.

9.   Equity instruments

a)   Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2020	12/31/2021

Classification:
Financial assets at fair value through profit or loss	1,911	2,764
Financial assets at fair value through other comprehensive income	768	799
	2,679	3,563
Type:
Shares of Mexican companies	2,679	3,563
	2,679	3,563

As of December 31, 2020 and 2021, 137 million pesos and 74 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loan transactions within Equity instruments – Financial assets at fair value through profit or loss (see Note 31).

As of December 31, 2020, 7 million pesos, of equity instruments, have been pledged in connection with securities loan transactions. As of December 31, 2021, 81 million pesos, of equity instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Equity instruments – Financial assets at fair value through profit or loss.

Note 45.a contains a breakdown of the remaining maturity periods of these assets.

b)   Changes

The changes in Equity instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2019	2020	2021

Beginning balance as of January 1	535	642	768
Recognition of own equity instruments held for future equity-settled share-based payments (Note 3)	—	—	—
Transfer to non-current assets held for sale	—	—	—
Net additions/(disposals)	—	—	148
Valuation adjustments	107	126	(117)
Balance at year-end	642	768	799

Note 28.a includes a breakdown of the valuation adjustments recognized in other comprehensive income under Valuation adjustments – Financial assets at fair value through other comprehensive income.

10. Trading derivatives (assets and liabilities) and Short positions

a)   Trading derivatives

The breakdown by type of inherent risk of the fair value of Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2020		12/31/2021

	Assets	Liabilities	Assets	Liabilities

Interest rate risk	196,402	189,841	95,607	94,515
Currency risk	99,606	95,406	83,653	80,189
Market price risk	163	864	130	1,974
	296,171	286,111	179,390	176,678

Note 45.a contains a breakdown of the remaining maturity periods of Trading derivatives.

b)   Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2020	12/31/2021

Securities loans:
Debt instruments	15,263	19,109
Equity instruments	—	14
	15,263	19,123
Short sales:
Debt instruments	102	431
	15,365	19,554

Note 45.a contains a breakdown of the remaining maturity periods of these liabilities.

11. Loans and advances to customers

a)   Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2020	12/31/2021

Financial assets at fair value through profit or loss	10,844	10,000
Financial assets at fair value through other comprehensive income	—	4,056
Financial assets at amortized cost	687,432	736,997
	698,276	751,053
Of which:
Before allowance for impairment losses	723,827	772,088
Allowance for impairment losses	(25,551)	(21,035)
	698,276	751,053

As of December 31, 2020 and 2021, 4,123 million pesos and 6,261 million pesos, respectively, of Loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

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

b)   Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate formula of the Loans and advances to customers. This breakdown reflects the Bank’s exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2020	12/31/2021

By loan type:
Commercial, financial and industrial loans	339,545	344,684
Public sector loans	73,016	85,189
Mortgage loans	167,818	189,854
Reverse repurchase agreements	10,844	10,000
Installment loans to individuals -
Revolving consumer credit card loans	51,266	52,089
Non-revolving consumer loans	59,429	67,619
Impaired loans	21,909	22,653
	723,827	772,088
By borrower sector:
Public sector	73,016	85,256
Individuals	290,580	326,117
Communications and transportation	33,250	35,756
Construction	38,160	37,232
Manufacturing	53,187	52,176
Services	109,180	123,078
Tourism	26,275	18,278
Other sectors	100,179	94,195
	723,827	772,088
By geographical area:
Mexico	723,827	772,088
	723,827	772,088
By interest rate:
Fixed rate	307,990	359,178
Floating rate	415,837	412,910
	723,827	772,088

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

The following is a breakdown of the gross carrying amount Loans and advances to customers – Financial assets at amortized cost and Loans and advances to customers – Financial assets at fair value through other comprehensive income as of December 31, 2021:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at fair value through other comprehensive income	4,063	—	4,063	—	4,063
Of which:
Commercial, financial and industrial loans	4,063		4,063	—	4,063

Financial assets at amortized cost	698,089	37,283	735,372	22,653	758,025
Of which:
Commercial, financial and industrial loans	322,835	17,786	340,621	9,870	350,491
Public sector loans	83,788	1,401	85,189	67	85,256
Mortgage loans	178,822	11,032	189,854	9,725	199,579
Installment loans to individuals -	112,644	7,064	119,708	2,991	122,699
Revolving consumer credit card loans	48,556	3,533	52,089	1,328	53,417
Non-revolving consumer loans	64,088	3,531	67,619	1,663	69,282

(*) As of December 31, 2021, there were no POCI financial assets.

The following is a breakdown of the transfers of Loans and advances to customers – Financial assets at amortized cost between stages as of December 31, 2021:

	Gross carrying amount
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2021	620,543	70,531	21,909	712,983
Transfers:
Transfer from Stage 1 to Stage 2	(13,356)	13,356	—	—
Transfer from Stage 1 to Stage 3	(6,050)	—	6,050	—
Transfer from Stage 2 to Stage 3	—	(7,787)	7,787	—
Transfer from Stage 2 to Stage 1	20,699	(20,699)	—	—
Transfer from Stage 3 to Stage 2	—	2,013	(2,013)	—
Transfer from Stage 3 to Stage 1	1,102	—	(1,102)	—

Remaining in same Stage (*)	(44,490)	(4,783)	19,608	(29,665)
Financial assets derecognized during the period other than write-offs	(274,147)	(17,278)	(3,311)	(294,736)
Originated financial assets	412,352	—	—	412,352
Write-offs	—	—	(26,477)	(26,477)
Other movements	(18,564)	1,930	202	(16,432)
As of December 31, 2021	698,089	37,283	22,653	758,025

(*) Includes mainly payments of principal and accrued interest.

Transfers between stages

●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 2 to Stage 1 amounting 20,699 million pesos, resulted in a decrease in the allowance for impairment losses of 1,589 million pesos. The main driver of the change is the increase in the “Lifetime PD” used to determine the allowance for impairment losses.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 3 to Stage 2 amounting 2,013 million pesos, result in a decrease in the allowance for impairment losses of 111 million pesos. The change is not significant because “Lifetime PD” is used to determine the allowance for impairment losses for both stages.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 3 to Stage 1 amounting 1,102 million pesos, result in a decrease in the allowance for impairment losses of 79 million pesos. The main driver of the change is the use of a twelve-month PD instead of a “Lifetime PD”.
●	The gross carrying amount of financial instruments originated in 2021 that amounts to 412,352 million pesos, results in an increase in the allowance for impairment losses of 2,741 million pesos.

d)   Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2019	2020	2021

Beginning balance as of January 1	(21,516)	(21,970)	(25,551)

Impairment losses on financial assets at amortized cost (*)	(21,673)	(25,184)	(21,949)
Impairment losses on financial assets at fair value through other comprehensive income	(5)	—	(7)
Write-offs	21,154	21,590	26,477
Others	70	13	(5)
Balance at year-end	(21,970)	(25,551)	(21,035)

Of which:
By geographical location of risk:
Mexico	(21,970)	(25,551)	(21,035)

(*)

The amount of Impairment losses on financial assets at amortized cost presented in the consolidated income statement is net of recoveries of loans previously written-off and recovery expenses in the amount of 2,083 million pesos in 2019, 3,453 million pesos in 2020 and 2,720 million pesos in 2021.

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

During 2021, the macroeconomic and impairment overlays were consumed or released; accordingly, there are no post-model adjustments or overlays as of December 31, 2021.

The following is a breakdown of the allowance for impairment losses and the write-offs as of December 31, 2021:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Write-offs

Financial assets at fair value through other comprehensive income
Of which:
Commercial, financial and industrial loans	(7)	—	—	(7)	—

Financial assets at amortized cost	(5,764)	(5,149)	(10,115)	(21,028)	(26,477)
Of which:
Commercial, financial and industrial loans	(1,715)	(1,509)	(4,899)	(8,123)	(9,259)
Public sector loans	(66)	—	(58)	(124)	—
Mortgage loans	(640)	(991)	(2,873)	(4,504)	(1,572)
Installment loans to individuals -	(3,343)	(2,649)	(2,285)	(8,277)	(15,646)
Revolving consumer credit card loans	(1,498)	(1,338)	(1,016)	(3,852)	(8,396)
Non-revolving consumer loans	(1,845)	(1,311)	(1,269)	(4,425)	(7,250)

The contractual amount outstanding of Loans and advances to customers written-off during 2021 that are still subject to enforcement activities, amounts to 26,477 million pesos.

The following is a breakdown of the transfers of the allowance for impairment losses of Loans and advances to customers between stages as of December 31, 2021:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total

Beginning balance as of January 1	6,215	8,902	10,434	25,551

As of January 1, 2021
Transfers:
Transfer from Stage 1 to Stage 2	(346)	2,211	—	1,865
Transfer from Stage 1 to Stage 3	(183)	—	2,977	2,794
Transfer from Stage 2 to Stage 3	—	(712)	2,636	1,924
Transfer from Stage 2 to Stage 1	387	(1,976)	—	(1,589)
Transfer from Stage 3 to Stage 2	—	332	(443)	(111)
Transfer from Stage 3 to Stage 1	34	—	(113)	(79)

Financial assets derecognized during the period other than write-offs	(906)	1,087	2,930	3,111
Contracts remaining at the same stage	(1,986)	(4,767)	17,921	11,168
Write-offs	—	—	(26,477)	(26,477)
Originated financial assets	2,741	—	—	2,741
Foreign exchange and other movements	(185)	72	250	137

As of December 31, 2021	5,771	5,149	10,115	21,035

Post-model adjustments - overlays

The following is a breakdown by stages of the post-model adjustments or overlays recognized within the allowance for loan losses corresponding to Loans and advances to customers – Financial assets at amortized cost as of December 31, 2020:

	Overlays
	Stage 1	Stage 2	Stage 3	Total

Macroeconomic overlay	(397)	(202)	(14)	(613)

Impairment overlay	—	(819)	(26)	(845)

Total	(397)	(1,021)	(40)	(1,458)

As of December 31, 2021, there are no post-model adjustments or overlays.

The breakdown by stages of the macroeconomic overlay recognized within the allowance for loan losses as of December 31, 2020 is as follows:

	Macroeconomic overlay
	Stage 1	Stage 2	Stage 3	Total

Macroeconomic overlay	(397)	(202)	(14)	(613)
Of which:
Commercial, financial and industrial loans	(374)	(176)	(8)	(558)
Public sector loans	(1)	—	—	(1)
Mortgage loans	4	6	20	30
Installment loans to individuals -	(26)	(32)	(26)	(84)
Revolving consumer credit card loans	(21)	(27)	(19)	(67)
Non-revolving consumer loans	(5)	(5)	(7)	(17)

The breakdown by stages of the impairment overlay recognized within the allowance for loan losses as of December 31, 2020 is as follows:

	Impairment overlay
	Stage 1	Stage 2	Stage 3	Total

Impairment overlay	—	(819)	(26)	(845)
Of which:
Commercial, financial and industrial loans	—	(562)	(10)	(572)
Installment loans to individuals -	—	(257)	(16)	(273)
Revolving consumer credit card loans	—	(257)	(16)	(273)

e)   Impaired loans

The breakdown of the changes in the balance of Loans and advances to customers – Financial assets at amortized cost that are credit-impaired is as follows:

	2019	2020	2021

Beginning balance	18,429	17,952	21,909
Additions	31,418	37,216	32,526
Transfers to performing loans	(10,741)	(11,669)	(5,305)
Written-off loans	(21,154)	(21,590)	(26,477)
Balance at year-end	17,952	21,909	22,653

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

The breakdown between no past due and past due as of December 31, 2021 of the balance of Loans and advances to customers – Financial assets at amortized cost that are considered to be credit-impaired, is as follows:

		With Balances Past Due by
	With no Past
	Due Balances
	or Less than 3
	Months Past				More than 12
	Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	Months	Total

By type of loan:
Commercial, financial and industrial loans	6,689	1,434	676	808	330	9,937
Mortgage loans	2,194	1,764	965	751	4,051	9,725
Installment loans to individuals
Of which:
Revolving consumer credit card loans	451	877	—	—	—	1,328
Non-revolving consumer loans	414	1,243	5	1	—	1,663
	9,748	5,318	1,646	1,560	4,381	22,653

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

A breakdown of renegotiated loans during the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Year Ended 12/31/2019				For the Year Ended 12/31/2020				For the Year Ended 12/31/2021
	Performing loans				Performing loans				Performing loans
	Due to				Due to				Due to
	Concerns				Concerns				Concerns
	About				About				About
	Current or				Current or				Current or
	Potential	Due to			Potential	Due to			Potential	Due to
	Credit	Other	Impaired		Credit	Other	Impaired		Credit	Other	Impaired
	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total

Commercial, financial and industrial loans	1,215	—	2,318	3,533	2,158	—	912	3,070	5,918	—	4,299	10,217
Mortgage loans	369	—	293	662	356	—	329	685	217	—	356	573
Installment loans to individuals	850	—	306	1,156	1,627	—	272	1,899	380	—	1,183	1,563
	2,434	—	2,917	5,351	4,141	—	1,513	5,654	6,515	—	5,838	12,353
Percentage	45%	—	55%	100%	73%	—	27%	100%	53%	—	47%	100%

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

g)   Modification on financial instruments in the context of COVID-19 pandemic

During 2020, the relief measures contained in the Support Program resulted in a modification to the contractual terms of the loans subject to the Support Program, that did not result in derecognition of the financial assets under IFRS 9.

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

Collateral or guarantees are credit enhancements in the form of an asset or third-party obligation that serve to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. The Bank’s collateral or guarantees are contractual and are typically classified as follows:

●	Financial and other collateral, which enables the Bank to recover all or part of the outstanding exposure by liquidating the collateral asset provided in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (debt or equity instruments), collection rights, inventory, equipment and real estate are included in this category:
-	Cash collateral received - cash collateral requested from financial and corporate customers to secure the payments in OTC financial derivatives transactions.
-	Collateralized by securities - collateral to secure the payments in repurchase agreements and reverse repurchase agreements transactions.
-	Collection rights - highly liquid and realizable guarantees, which are mainly comprised of standby letters and pledges on funds and securities.
-	Real estate.
●	Guarantees, which complement the customer’s ability to fulfill its obligation under the legal contract and, as such, is provided by third parties in the form of individual guarantee by endorsement or co-signers, where individuals or companies act as guarantors of the loan transaction.

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

The breakdown is as follows:

		12/31/2020
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	572,799	473,908	98,891	23,052	65,040	—	—	—
Financial assets at fair value through other comprehensive income	355,321	355,321	—	—	—	—	—	—
Financial assets at amortized cost:	712,983	208,053	504,930	—	—	83,544	176,841	7,073
Of which:
Loans and advances to credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	712,983	208,053	504,930	—	—	83,544	176,841	7,073
Commercial, financial and industrial loans	346,075	72,756	273,319	—	—	45,694	29,342	7,073
Public sector loans	73,016	21,510	51,506	—	—	34,677	—	—
Mortgage loans	177,665	5,007	172,658	—	—	3,140	140,096	—
Installment loans to individuals:		—	—
Revolving consumer credit card loans	53,809	53,809	—	—	—	—	—	—
Non-revolving consumer loans	62,418	54,971	7,447	—	—	33	7,403	—
Debt instruments	—	—	—	—	—	—	—	—
Guarantees and loan commitments	—	—	—	—	—	—	—	—
Available lines of credit cards and non-revolving consumer loans	83,645	83,645	—	—	—	—	—	—
	1,724,748	1,120,927	603,821	23,052	65,040	83,544	176,841	7,073
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.
(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

		12/31/2021
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	290,365	195,268	95,097	26,919	68,178	—	—	—
Financial assets at fair value through other comprehensive income	390,974	390,974	—	—	—	—	—	—
Financial assets at amortized cost:	758,025	222,505	535,520	—	—	90,584	200,815	15,039
Of which:
Loans and advances to credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	758,025	222,505	535,520	—	—	90,584	200,815	15,039
Commercial, financial and industrial loans	350,491	88,047	262,444	—	—	53,290	21,136	15,039
Public sector loans	85,256	27,762	57,494	—	—	34,763	—	—
Mortgage loans	199,579	2,290	197,289	—	—	2,501	161,422	—
Installment loans to individuals:
Revolving consumer credit card loans	53,417	53,417	—	—	—	—	—	—
Non-revolving consumer loans	69,282	50,989	18,293	—	—	30	18,257	—
Debt instruments	—	—	—	—	—	—	—	—
Guarantees and loan commitments	91,329	91,329	—	—	—	—	—	—
	1,530,693	900,076	630,617	26,919	68,178	90,584	200,815	15,039
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.

(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

Credit quality information

For commercial loans (except small and medium-sized enterprises or SME) and public sector loans, in order to achieve equivalent internal ratings in the different models available and to make them comparable with the external ratings of rating agencies, the Bank has developed a master rating scale. The equivalence is established through the PD associated with each rating. “Internally calibrated PDs” are compared against the default rates associated with the external ratings, which are published periodically by rating agencies. The internal rating scale and mapping with external ratings are as follows:

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

Credit quality information by rating category

The tables below represent the classification by rating category of commercial loans (except SME) and public sector loans and their related guarantees and loan commitments not recognized in the consolidated balance sheet:

	12/31/2020
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	—	1,751	11,269	41,729	26,484	68,363	84,532	21,204	12,389	4,156	3,334	4,257	998	704	555	7,806	289,531
Public sector loans	—	—	—	—	—	—	8,966	—	5,005	8,893	27,846	8,736	—	—	—	—	—	—	—	—	59,446
	—	—	—	—	—	1,751	20,235	41,729	31,489	77,256	112,379	29,940	12,389	4,156	3,334	4,257	998	704	555	7,806	348,977

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	520	—	157	8,474	16,638	3,945	2,251	10,032	11,108	3,916	2,868	101	—	—	39	—	—	75	6	2,399	62,529
Loan commitments	—	—	—	40	274	124	21	412	3,516	9,606	5,006	980	127	—	887	—	—	—	—	9	21,002
	520	—	157	8,514	16,912	4,069	2,272	10,444	14,624	13,522	7,874	1,081	127	—	926	—	—	75	6	2,408	83,531
	520	—	157	8,514	16,912	5,820	22,507	52,173	46,113	90,778	120,253	31,021	12,516	4,156	4,260	4,257	998	779	561	10,214	432,508

	12/31/2021
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	—	1,623	11,593	31,990	39,440	72,625	79,781	25,216	8,934	5,643	2,361	386	1,041	118	101	14,391	295,243
Public sector loans	—	—	—	—	—	—	9,069	20,912	4,877	7,600	37,876	4,862	—	—	67	—	—	—	—	—	85,263
	—	—	—	—	—	1,623	20,662	52,902	44,317	80,225	117,657	30,078	8,934	5,643	2,428	386	1,041	118	101	14,391	380,506

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	518	—	—	2,940	14,668	3,521	8,066	13,690	7,372	2,621	1,744	72	878	4	—	—	—	—	—	829	56,923
Loan commitments	—	—	—	1	863	186	29	297	3,795	10,579	6,352	826	3	1,021	62	—	23	—	—	494	24,531
	518	—	—	2,941	15,531	3,707	8,095	13,987	11,167	13,200	8,096	898	881	1,025	62	—	23	—	—	1,323	81,454
	518	—	—	2,941	15,531	5,330	28,757	66,889	55,484	93,425	125,753	30,976	9,815	6,668	2,490	386	1,064	118	101	15,714	461,960

The tables below represent the classification by rating category of commercial loans (SME), mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized in the consolidated balance sheet:

	12/31/2020
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	44,392	4,779	2,771	2,327	4,455	1,566	588	3,762	1,092	—	65,732
Mortgage loans	138,867	6,170	3,626	6,523	2,218	5,295	4,303	4,355	1,443	190	172,990
Revolving consumer credit card loans	9,804	16,790	7,746	3,826	2,625	3,586	3,891	4,612	927	—	53,807
Non-revolving consumer loans	14,225	5,548	17,865	8,667	4,427	2,675	2,524	1,050	4,573	—	61,554
	207,288	33,287	32,008	21,343	13,725	13,122	11,306	13,779	8,035	190	354,083

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	29,062	10,754	2,698	1,251	905	938	701	248	89	—	46,646
Guarantees	1	—	—	—	—	—	—	—	—	—	1
Loan commitments	103	—	—	—	—	—	—	—	8	—	111
	29,166	10,754	2,698	1,251	905	938	701	248	97	—	46,758
	236,454	44,041	34,706	22,594	14,630	14,060	12,007	14,027	8,132	190	400,841

	12/31/2021
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	42,503	4,625	1,280	1,216	2,216	1,140	626	1,784	494	—	55,884
Mortgage loans	142,698	7,628	6,759	14,994	2,071	5,031	5,815	5,297	3,548	—	193,841
Revolving consumer credit card loans	15,144	19,831	6,711	1,939	1,419	2,653	2,260	2,388	1,061	—	53,406
Non-revolving consumer loans	25,365	5,316	18,785	7,352	3,599	2,262	2,135	889	2,701	—	68,404
	225,710	37,400	33,535	25,501	9,305	11,086	10,836	10,358	7,804	—	371,535

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	45,805	9,709	1,938	832	592	656	505	257	134	—	60,428
Guarantees	66	—	—	—	—	—	—	—	—	—	66
Loan commitments	—	—	—	—	—	—	—	—	—	—	—
	45,871	9,709	1,938	832	592	656	505	257	134	—	60,494
	271,581	47,109	35,473	26,333	9,897	11,742	11,341	10,615	7,938	—	432,029

i)    Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. As of December 31, 2020, the securitized loans retained in the consolidated balance sheet related to securitized mortgage assets amounts to 114 million pesos. As of December 31, 2021, there were no securitized loans retained in the consolidated balance sheet related to securitized mortgage assets.

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2019, 2020 and 2021. This securitization corresponds to a transaction performed by the merged entity Santander Vivienda in 2006.

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

a)   Breakdown

The breakdown by type of hedge of the financial derivatives qualifying for hedge accounting is as follows:

	12/31/2020		12/31/2021
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	11	16,604	1,468	7,018
Cash flow hedges	8,295	2,474	9,780	1,144
	8,306	19,078	11,248	8,162

b)   Quantitative information

Fair value hedges

As of December 31, 2020, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	2,333	2,333	Peso	Loans - Interest rate risk

IRS	1,000	1,000	Peso	Promissory notes - Interest rate risk

IRS	47,047	47,047	Peso	M Bonds - Interest rate risk

CCS	265	13	Euro	Loans - Interest rate and foreign exchange risk

CCS	16	1	USD	Loans - Interest rate and foreign exchange risk

CCS	23,431	1,089	Euro	UMS - Interest rate and foreign exchange risk

CCS	7,824	398	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	1,895	405	UDI	UDIBONDS - Interest rate and inflation risk

As of December 31, 2021, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	1,867	1,867	Peso	Loans - Interest rate risk

IRS	47,047	47,047	Peso	M Bonds - Interest rate risk

CCS	4	1	USD	Loans - Interest rate and foreign exchange risk

CCS	17,744	819	Euro	UMS - Interest rate and foreign exchange risk

CCS	7,824	398	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	1,895	405	UDI	UDIBONDS - Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2034.

For 2019, 2020 and 2021, the effect of valuation for the period of the financial derivative instruments for fair value hedging purposes recognized in the consolidated income statement is included under Gains/(losses) on financial assets and liabilities (net) of (667) million pesos, (6,884) million pesos and 8,746 million pesos, respectively (see Note 39).

For 2019, 2020 and 2021, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statement is included Gains/(losses) on financial assets and liabilities (net) of 731 million pesos, 6,427 million pesos and (9,278) million pesos, respectively (see Note 39).

Each of these hedging financial derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2020, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	11,311	11,311	Peso	Unsecured notes - Interest rate risk

CCS	872	69	USD	Loans - Foreign exchange risk

CCS	655	39	Euro	Loans - Foreign exchange risk

CCS	10,800	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	2,284	116	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	22,644	6,662	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	32,122	1,137	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2021, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	7,311	7,311	Peso	Unsecured notes - Interest rate risk

CCS	523	41	USD	Loans - Foreign exchange risk

CCS	491	29	Euro	Loans - Foreign exchange risk

CCS	11,125	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	519	25	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	28,787	8,295	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	36,171	1,466	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2020 and 2021, included in other comprehensive income under Valuation adjustments – Cash flow hedges, are (13) million pesos and (6) million pesos (see Note 28), respectively, which refer to the accumulated unamortized gain (net of the related deferred tax effect) of hedging financial derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such reclassifying extends through the year 2022. The remaining amount of Valuation adjustments – Cash flow hedges reflected in other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2022 for Senior Unsecured Notes, up to the year 2025 for Brazilian Government Notes, up to the year 2025 for Loans and advances to customers and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2019	2020	2021

Balance at January 1	(290)	(276)	(569)
Valuation adjustments	29	(376)	1,394
Amounts reclassified to consolidated income statement	(9)	(43)	11
Of which:
Income from cash flow hedging financial derivatives and discontinued cash flow hedge accounting	(11)	(43)	11
Cash flow hedges ineffectiveness (Note 39)	2	—	—
Income taxes	(6)	126	(422)
Balance at December 31	(276)	(569)	414

As of December 31, 2021, the breakdown of the estimated cash flows of the cash flow hedges that are expected to be reclassified from other comprehensive income to the consolidated income statement is as follows:

		Between 3 Months and	Between 1 Year and 5
	Less than 3 Months	1 Year	Years	More than 5 Years	Total

Cash flows to be received	247	409	313	1	970
Cash flows to be paid	(147)	(91)	(140)	—	(378)

Note 45.a contains a breakdown of the remaining maturity periods of hedging financial derivatives.

13. Non-current assets held for sale

a)   Breakdown

As of December 31, 2020 and 2021, non-current assets held for sale consist of foreclosed assets that amounted to 551 million pesos and 773 million pesos, respectively.

In 2019, 2020 and 2021, the Bank recognized from the sale of foreclosed assets a gain of 42 million pesos, a gain of 9 million pesos and a gain of 20 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2019, 2020 and 2021 the Bank recognized an impairment loss of 370 million pesos, 119 million pesos and 27 million pesos, respectively, under Impairment losses on other assets (net) in the consolidated income statement.

b)   Changes

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Cost:
Balances at January 1, 2020	935
Additions	172
Disposals	(437)
Impairment losses	(119)
Balances at December 31, 2020	551
Additions	559
Disposals	(310)
Impairment losses	(27)
Balances at December 31, 2021	773

14.  Tangible assets

a)   Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Tangible Assets

Cost:
Balances at January 1, 2020	19,829
Additions	3,429
Disposals	(171)
Balances at December 31, 2020	23,087
Additions	2,450
Disposals	(187)
Balances at December 31, 2021	25,350

Accumulated depreciation:
Balances at January 1, 2020	(9,287)
Additions	(1,766)
Disposals	172
Balances at December 31, 2020	(10,881)
Additions	(2,032)
Disposals	183
Balances at December 31, 2021	(12,730)

Balances at December 31, 2020	12,206
Balances at December 31, 2021	12,620

As of December 31, 2021, there are no restrictions on title and no tangible assets have been pledged as collateral for liabilities.

b)   Breakdown by asset class

		Accumulated
	Cost	Depreciation	Carrying Amount

Buildings	13,125	(6,631)	6,494
IT equipment and fixtures	6,059	(2,594)	3,465
Furniture and vehicles	3,217	(1,656)	1,561
Other fixtures	686	—	686
Balances at December 31, 2020	23,087	(10,881)	12,206

Buildings	14,640	(7,522)	7,118
IT equipment and fixtures	6,922	(3,355)	3,567
Furniture and vehicles	3,226	(1,853)	1,373
Other fixtures	562	—	562
Balances at December 31, 2021	25,350	(12,730)	12,620

15.  Leases

a)   Right-of-use assets

Lease information with the Bank as lessee is as follows:

	Branch	IT	Furniture
	offices	equipment	and vehicles	Total
Balances at January 1, 2020	5,583	9	19	5,611
Remeasurement of right-of-use assets	214	—	—	214
Additions in right-of-use assets	1,079	—	244	1,323
Disposals	(22)	(7)	—	(29)
Depreciation	(1,419)	(2)	(55)	(1,476)
Balances at December 31, 2020	5,435	—	208	5,643
Remeasurement of right-of-use assets	551	—	—	551
Additions in right-of-use assets	663	—	63	726
Depreciation	(1,542)	—	(95)	(1,637)
Disposals	(108)	—	—	(108)
Balances at December 31, 2021	4,999	—	176	5,175

b)   Lease liabilities

Following is an analysis of activity in Lease liabilities as of December 31, 2021:

Amount

Balances at January 1, 2020	5,919
Interest expense	679
New contracts	1,271
Remeasurement on leases liabilities	198
Disposals	(29)
Payments	(1,907)
Balances at December 31, 2020	6,131
Interest expense	646
New contracts	725
Remeasurement on leases liabilities	350
Disposals	(103)
Payments	(2,033)
Balances at December 31, 2021	5,716

The following table sets out a maturity analysis of lease payments:

December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	1,802
One to three years	2,423
Three to five years	1,573
More than five years	1,835
Total undiscounted lease liabilities at December 31, 2021	7,633
Lease liabilities at December 31, 2021	5,716

Current	1,508

Long-term	4,208

c)   Leaseback

In the second quarter of 2012, the Bank entered into an agreement with a non-related party, Fibra Uno, S.A. de C.V. (hereinafter, “Fibra Uno”) regarding the sale of 220 properties (branches, offices and parking spaces) and the subsequent leaseback thereof for a term of 20 years.

The corresponding lease contract is non-cancellable and includes an option to renew up to an additional four consecutive periods of five years each with a market rate to be determined on the date of the renewal. The lease agreement includes rent adjustments based on the consumer price index (or INPC) and does not contain volume-based or leveraged contingent rent payment clauses or purchase options, or impose any restrictions on the Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. Because this was a sale and operating leaseback under IAS 17 Leases, at the date of initial application of IFRS 16 the Bank accounts for the leaseback in the same way as it accounts for its leases of other operating lease contracts.

d)   Additional information

December 31, 2021
Amounts recognized in the consolidated income statement:
Interest expense on lease liabilities	646
Expense relating to short-term leases	20
Expense relating to leases of low-value assets that are not shown above as short-term leases	468
Expense relating to variable lease payments not included in lease liabilities	—
Cash flows from lease liabilities:
Total leases cash flows	(488)

16.  Intangible assets – Goodwill

As of December 31, 2020 and 2021, Goodwill amounted to 1,734 million pesos.

a)   Impairment test

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	10 years
Perpetual cash flow	(2)
Discount rate(6)	8.72%
Of which:
Cost of Equity(3)	14.21%
Cost of Debt(4)	5.81%
Equity Structure(5)	35% Equity / 65% Debt
(1)	The period of projections of cash flows are prepared using internal budgets and growth plans of Banks’ Management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)˄-n, where:
●	D = Last estimated cash flow,
●	g = Perpetual growth (0%),
●	i = Discount rate, and
●	n= Number of year of last estimated cash flow.
(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:
●	Rf = Risk free rate (7.96%),
●	β = Beta (1.07), and
●	Pr = Equity Risk Premium (5.84%).
(4)	The Cost of Debt has been calculated based on the actual pretax financing cost of the Bank.
(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).
(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

The assumptions used in performing the interim impairment test were updated to reflect the best approximation of market behavior. As of December 2020 and 2021, the recoverable value of the CGU is higher than its book value.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s Management in 2019, 2020 and 2021, the Bank has not recognized any impairment losses on Goodwill.

17.  Intangible assets - Other intangible assets

a)   Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets
with Finite Useful Life

Cost:
Balances at January 1, 2020	16,989
Additions	2,248
Disposals	—
Balances at December 31, 2020	19,237
Additions	3,371
Disposals	(344)
Balances at December 31, 2021	22,264

Accumulated amortization and impairment:
Balances at January 1, 2020	(9,891)
Additions	(2,473)
Disposals	—
Balances at December 31, 2020	(12,364)
Additions	(2,566)
Disposals	343
Balances at December 31, 2021	(14,587)
Balances at December 31, 2020	6,873
Balances at December 31, 2021	7,677

b)   Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated		Accumulated	Carrying
	Useful Life	Cost	Amortization	Amount
IT developments	3 years	19,149	(12,323)	6,826
Others	10 years	88	(41)	47
Balances at December 31, 2020		19,237	(12,364)	6,873

IT developments	3 years	22,176	(14,536)	7,640
Others	10 years	88	(51)	37
Balances at December 31, 2021		22,264	(14,587)	7,677

As of December 31, 2020 and 2021, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	12/31/2020	12/31/2021

Credit and debit card operating balances	2,337	2,421
Insurance commission receivables	1,672	1,436
Prepaid expenses	974	812
Other	10,776	5,457
	15,759	10,126

The following is a breakdown by maturity of Other assets that are measured at amortized cost as of December 31, 2021:

	Current	More than 30 days less than 60	More than 60 days less than 90	More than 90 days	Total

Other assets

Credit and debit card operating balances	1,477	901	19	24	2,421
Insurance commission receivables	186	51	59	1,140	1,436
Prepaid expenses	782	—	—	30	812
Other	3,619	404	73	2,348	6,444

Expected credit loss rate	4%	3%	29%	18%
Gross carrying amount	6,064	1,356	151	3,542	11,113
Lifetime expected credit losses	(266)	(37)	(44)	(640)	(987)

Balances at December 31, 2021	5,798	1,319	107	2,902	10,126

19. Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of Deposits from the Central Bank and Deposits from credit institutions is as follows:

	12/31/2020	12/31/2021

Classification:
Financial liabilities at fair value through profit or loss	79,859	40,848
Financial liabilities at amortized cost	187,503	169,955
	267,362	210,803
Type:
Reciprocal accounts	9,418	13,373
Time deposits	5,538	5,471
Overnight deposits	23,826	26,164
Repurchase agreements	206,188	132,621
Other accounts	22,329	33,072
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	—	26,919
Others	22,329	6,153
Accrued interest	63	102
	267,362	210,803
Currency:
Peso	239,831	177,336
USD	27,494	33,424
Other currencies	37	43
	267,362	210,803

As of December 31, 2021, Deposits from credit institutions of 26,919 million pesos, have been received in connection with OTC financial derivatives transactions (see Note 32).

Note 45.a includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2020	12/31/2021

Classification:
Financial liabilities at fair value through profit or loss	130,292	114,078
Financial liabilities at amortized cost	742,201	777,886
	872,493	891,964
Type:
Repurchase agreements	138,616	131,639
Demand deposits:
Current accounts	499,458	541,257
Other deposits	43,860	22,760
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	23,052	—
Others	20,808	22,760
Time deposits:
Fixed-term deposits	189,686	195,431
Accrued interest	873	877
	872,493	891,964
Currency:
Peso	785,713	798,976
USD	86,780	92,987
Other currencies	—	1
	872,493	891,964

As of December 31, 2020, Customer deposits of 23,052 million pesos have been received in connection with OTC financial derivatives transactions (see Note 32). As of December 31, 2021, there were no transactions in connection with OTC financial derivatives transactions.

Note 45.a includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21. Marketable debt securities

a)   Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2020	12/31/2021

Classification:
Financial liabilities at fair value through profit or loss	1,363	259
Financial liabilities at amortized cost	130,754	101,423
	132,117	101,682
Type:
Certificates of deposit (unsecured)	34,544	2,628
Senior Unsecured Notes	55,076	56,801
Structured bank bonds	2,139	981
Promissory notes	16,924	13,543
Unsecured bonds	23,434	27,729
	132,117	101,682
Currency:
Peso	76,242	44,687
USD	55,875	56,995
	132,117	101,682

Note 45.a includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)   Changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss were as follows:

	2020	2021

Beginning balance	3,246	1,363
Issues	518	197
Of which:
Structured bank bonds	518	197
Of which:
Banco Santander México	518	197
Redemptions	(2,380)	(1,315)
Of which:
Structured bank bonds	(2,380)	(1,315)
Of which:
Banco Santander México	(2,380)	(1,315)
Changes in fair value	(21)	14
Balance at year-end	1,363	259

c)   Changes in Marketable debt securities classified as Financial liabilities at amortized cost

The changes in Marketable debt securities classified as Financial liabilities at amortized cost were as follows:

	2020	2021

Beginning balance	111,211	130,754
Issues	1,219,638	1,197,521
Of which:
Certificates of deposit (unsecured)	43,260	3,347
Structured bank bonds	8,989	20,880
Senior Unsecured Notes	41,827	—
Promissory notes	1,125,562	1,163,294
Unsecured bonds	—	10,000
Of which:
Banco Santander México	1,219,638	1,197,521
Redemptions	(1,193,956)	(1,228,486)
Of which:
Certificates of deposit (unsecured)	(46,436)	(35,156)
Structured bank bonds	(9,751)	(20,956)
Promissory notes	(1,131,578)	(1,166,674)
Unsecured bonds	(6,191)	(5,700)
Of which:
Banco Santander México	(1,193,956)	—
Santander Vivienda	—	(1,228,486)
Accrued interest	(114)	(42)
Effect of changes in foreign exchange rates	(6,025)	1,676
Balance at year-end	130,754	101,423

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

As of December 31, 2020, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	1,000	12/03/2021	8.14%
Certificates of deposit (unsecured)	2,000	10/08/2021	8.14%
Certificates of deposit (unsecured)	1,500	09/27/2021	8.14%
Certificates of deposit (unsecured)	1,000	10/11/2021	8.15%
Certificates of deposit (unsecured)	1,200	09/13/2021	8.14%
Certificates of deposit (unsecured)	1,000	09/09/2021	8.16%
Certificates of deposit (unsecured)	250	01/28/2021	8.16%
Certificates of deposit (unsecured)	700	01/28/2021	8.15%
Certificates of deposit (unsecured)	500	07/15/2021	8.15%
Certificates of deposit (unsecured)	2,500	08/17/2021	8.15%
Certificates of deposit (unsecured)	1,500	08/12/2021	8.17%
Certificates of deposit (unsecured)	2,000	08/19/2021	8.17%
Certificates of deposit (unsecured)	1,000	07/09/2021	8.12%
Certificates of deposit (unsecured)	1,075	08/06/2021	8.18%
Certificates of deposit (unsecured)	1,000	07/30/2021	8.36%
Certificates of deposit (unsecured)	50	07/22/2021	8.38%
Certificates of deposit (unsecured)	600	07/08/2021	8.38%
Certificates of deposit (unsecured)	1,000	07/08/2021	8.38%
Certificates of deposit (unsecured)	500	06/15/2021	8.39%
Certificates of deposit (unsecured)	1,000	06/10/2021	8.40%
Certificates of deposit (unsecured)	600	05/20/2021	8.13%
Certificates of deposit (unsecured)	1,000	06/03/2021	8.14%
Certificates of deposit (unsecured)	460	05/13/2021	8.14%
Certificates of deposit (unsecured)	400	05/10/2021	8.12%
Certificates of deposit (unsecured)	900	05/07/2021	8.38%
Certificates of deposit (unsecured)	2,000	04/21/2021	8.12%
Certificates of deposit (unsecured)	1,000	02/24/2021	8.38%
Certificates of deposit (unsecured)	1,000	03/05/2021	8.12%
Certificates of deposit (unsecured)	2,000	02/12/2021	8.12%
Certificates of deposit (unsecured)	2,000	01/26/2021	8.44%
Certificates of deposit (unsecured)	1,500	01/12/2021	8.34%
Certificates of deposit (unsecured)	17	03/18/2021	8.12%
Certificates of deposit (unsecured)	3	03/09/2021	8.12%
Certificates of deposit (unsecured)	30	01/11/2021	8.89%
Certificates of deposit (unsecured)	60	01/11/2021	8.89%
Certificates of deposit (unsecured)	54	01/11/2021	8.90%
Certificates of deposit (unsecured)	32	01/11/2021	8.89%
	34,431
Accrued interest	113
	34,544

Senior Unsecured Notes	19,827	11/09/2022	4.125%
Senior Unsecured Notes	34,759	04/17/2025	5.375%
	54,586
Accrued interest	490
	55,076

Structured bank bonds	100	01/06/2021	9.00%
Structured bank bonds	78	10/27/2021	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	20	01/07/2021	8.00%
Structured bank bonds	60	01/13/2021	4.42%
Structured bank bonds	48	01/25/2021	6.00%
Structured bank bonds	139	01/12/2021	7.00%
Structured bank bonds	60	01/06/2021	4.98%
Structured bank bonds	100	01/07/2021	7.00%
Structured bank bonds	20	01/04/2021	4.00%
Structured bank bonds	30	01/11/2021	7.15%
Structured bank bonds	60	01/08/2021	3.29%
Structured bank bonds	42	01/06/2021	5.67%
Structured bank bonds	10	01/08/2021	7.00%
Structured bank bonds	9	01/15/2021	5.38%
Structured bank bonds(*)	14	11/01/2021	Guaranteed rate subject to EURO STOXX 50
Structured bank bonds(*)	132	07/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	139	07/29/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	222	03/01/2021	Guaranteed rate subject to S&P 500
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	6	03/17/2022	TIIE
Structured bank bonds(*)	4	03/17/2022	TIIE
Structured bank bonds(*)	49	03/17/2022	TIIE
Structured bank bonds(*)	30	05/24/2021	TIIE
Structured bank bonds(*)	20	05/12/2021	TIIE
Structured bank bonds(*)	283	04/23/2021	TIIE
Structured bank bonds(*)	58	03/26/2021	9.50%
Structured bank bonds(*)	167	03/08/2021	9.50%
Structured bank bonds(*)	162	01/28/2021	9.50%
Structured bank bonds(*)	5	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	6	03/16/2021	TIIE
Structured bank bonds(*)	23	03/03/2021	Guaranteed rate subject to SXDP
Structured bank bonds(*)	41	02/23/2021	TIIE
	2,139
Transaction costs and accrued interest (net)	—
	2,139

Promissory notes	73	01/04/2021	4.20%

	Amount	Maturity Date	Rate

Promissory notes	2,900	01/15/2021	4.25%
Promissory notes	5,800	01/15/2021	4.25%
Promissory notes	6,000	01/15/2021	4.25%
Promissory notes	150	03/16/2021	4.15%
Promissory notes	150	01/13/2021	4.10%
Promissory notes	1,000	09/23/2021	4.45%
Promissory notes	803	03/17/2021	4.60%
	16,876
Accrued interest	48
	16,924

Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	4,000	06/14/2021	TIIE + 38 basis points
Unsecured bonds	1,700	03/09/2021	8.91%
	23,161
Accrued interest	273
	23,434
(*)	Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2021, the balance of the issues performed by the Bank under the aforementioned program is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	500	01/21/2022	5.71%
Certificates of deposit (unsecured)	2,000	02/14/2022	5.22%
Certificates of deposit (unsecured)	3	03/31/2022	5.00%
Certificates of deposit (unsecured)	21	04/20/2022	5.47%
Certificates of deposit (unsecured)	50	07/21/2022	5.19%
Certificates of deposit (unsecured)	3	03/09/2022	0.01%
Certificates of deposit (unsecured)	19	03/18/2022	0.01%
Certificates of deposit (unsecured)	25	03/01/2022	0.01%
	2,621
Accrued interest	7
	2,628

Senior Unsecured Notes	20,508	11/09/2022	4.13%
Senior Unsecured Notes	35,888	04/17/2025	5.38%
	56,396
Accrued interest	405
	56,801

Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	56	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	39	11/16/2022	TIIE
Structured bank bonds(*)	80	12/02/2022	TIIE
Structured bank bonds(*)	57	01/21/2026	TIIE
Structured bank bonds(*)	17	01/21/2026	TIIE
Structured bank bonds	11	01/12/2022	9.69%
Structured bank bonds	28	01/10/2022	8.61
Structured bank bonds	10	01/10/2022	12.10%
Structured bank bonds	45	01/12/2022	9.08%
Structured bank bonds	45	01/25/2022	9.28%
Structured bank bonds	56	06/24/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	201	08/30/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	09/27/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	127	11/01/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	31	01/04/2022	6.70%
Structured bank bonds	62	01/06/2022	3.50%
Structured bank bonds	31	01/12/2022	6.77%
Structured bank bonds	10	01/18/2022	10.00%
Structured bank bonds	10	01/21/2022	4.08%
	979
Transaction costs and accrued interest (net)	2
	981

Promissory notes	76	01/04/2021	5.40%
Promissory notes	6,000	01/15/2021	5.50%
Promissory notes	5,900	01/15/2021	5.50%
Promissory notes	1,000	01/15/2021	5.50%
Promissory notes	20	03/16/2021	5.50%
Promissory notes	500	01/13/2021	4.25%
	13,496
Accrued interest	47
	13,543

	Amount	Maturity Date	Rate

Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	3,500	11/25/2025	TIIE + 5 basis points
Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	6,500	11/21/2028	8.08%
	27,461
Accrued interest	268
	27,729
(*)	Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2021
				Outstanding
				Issue Amount	Annual
Type	Currency of Issue	12/31/2020	12/31/2021	in Foreign Currency	Interest Rate (%)

Subordinated Additional Tier I Capital Notes - 2021	USD	—	14,355	700,000,000	4.63
Subordinated Additional Tier I Capital Notes - 2016	USD	9,948	10,254	500,000,000	8.50
Tier II Subordinated Capital Notes - 2018	USD	26,234	27,034	1,300,000,000	5.95
	Balance at year-end	36,182	51,643

Note 45.a includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 45.d includes the fair value amounts of these liabilities.

b)   Changes

The changes in Subordinated liabilities were as follows:

	2020	2021
Beginning balance (million USD)	1,816	1,817
Issues	—	700
Redemptions	—	—
Transaction costs and accrued interest	1	1
Balance at year-end (million USD)	1,817	2,518
Exchange rate per one USD at December 31	19.9087	20.5075
Balance at year-end (million pesos)	36,182	51,643

c)   Other disclosures

2016 Subordinated Additional Tier I Capital Notes

On December 29, 2016, Banco Santander México issued Subordinated Additional Tier I Capital Notes for an amount of USD 500 million. Subordinated Additional Tier I Capital Notes are convertible into common Series F shares and are callable (either fully or partially) at par in cash at the first call date (January 20, 2022) and subsequently every interest payment date. Interests are non-cumulative and fully discretionary. Some trigger events originate the cancellation of interest payment.

Additional characteristics of the Subordinated Additional Tier I Capital Notes are as follows:

●	Automatically convertible into common shares when the Common Equity Tier I (CET I) or Basic Capital is equal to or below 5.125% (among other trigger events) at Conversion price (defined below).
●	Conversion price: The conversion price shall be, if the common shares are:
i.	traded on the Mexican Stock Exchange, the higher of:
a.	the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate; or;
b.	the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.
ii.	not traded on the Mexican Stock Exchange, the floor price of 20.30 pesos converted into USD at the then-prevailing exchange rate.
●	Subordinated Additional Tier I Capital Notes will accrue interest on an annual interest rate of 8.5% (subject to not being called in advance at the first call date or if the automatic conversion occurs), which will reset every five years considering the current five-year US Government Treasury Bills interest rate plus the original credit spread. Interest payments will be recognized as a reduction of Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.
●	Fully callable in advance if the Subordinated Additional Tier I Capital Notes: i) fail to be considered as Fundamental Basic Capital, ii) interest is considered non-deductible for tax purposes, or iii) the applicable withholding tax increases.
●	Any call in advance must be authorized by the Central Bank.

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

2018 Tier II Subordinated Notes

On October 1, 2018, Banco Santander México issued debt securities denominated as Tier II Subordinated Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (October 30, 2028) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933. Interest will be paid semiannually, on April 1 and October 1, respectively, beginning April 30, 2019. The instruments bear interest at an initial annual interest rate of 5.95% per year during the first five years.

The main features of this issue are as follows:

a)	If notes are not redeemed in year five, the interest rate for the second five-year period shall be based on the interest rate on US five-year Treasury Notes in effect at that moment plus the spread defined in the offering memorandum.
b)	Loss absorption mechanism through a write-down of the issue being the trigger event a computation of Banco Santander México’s Basic Capital index of 4.5%.
c)	Partial write-down until Banco Santander México achieves a Basic Capital index of 7.0%.
d)	When Banco Santander México computes a Basic Capital index of 8.0%:
-	Possible deferral of principal, interest or other remedies determined by the CNBV.
-	Possible write-down due to breach of remediation.
-

Possible early prepayment in an event of non-deductibility of interest or by the increase in the applicable withholding tax led by the consideration of the notes issued as Tier II Complementary Capital.

With the proceeds obtained from the issue of these Tier II Subordinated Notes, Banco Santander México redeemed in advance USD 1,223 million of the Tier II Subordinated Capital Notes issued on December 27, 2013.

2021 Subordinated Additional Tier I Capital Notes

On September 15, 2021, Banco Santander México issued perpetual subordinated non-preferred contingent convertible additional Tier I Capital Notes for USD 700 million with no fixed maturity or fixed redemption date, at an annual variable interest rate, which will be recalculated every 5 years based on the yield of the Treasury Notes of the United States of North America (US Treasury Notes) with a term of 5 years that is in force at that time plus the spread defined in the placement supplement.

Additional characteristics of the Subordinated Additional Tier I Capital Notes are as follows:

●	The initial annual interest rate at the time of issuance was 4.625%.
●	Conversion price: The conversion price shall be, if the common shares are:

i.traded on the Mexican Stock Exchange, the higher of:

a.the weighted average volume of the ordinary shares closing price on the Mexican Stock Exchange for the thirty consecutive business days immediately preceding the conversion date, with each closing price for the thirty consecutive business days being converted from pesos into USD at the then prevailing exchange rate; or;

b.the floor price of 13.33 pesos converted into USD at the then-prevailing exchange rate.

ii.not traded on the Mexican Stock Exchange, the floor price of 13.33 pesos converted into USD at the then-prevailing exchange rate.

●	Banco Santander México may prepay the Additional Tier I Capital Notes after five years, prior compliance with the following:

-	Authorization is obtained from Banco de México to amortize the Subordinated Additional Tier I Capital Notes early;
-	If Banco Santander México maintains its total capitalization ratio equal to or greater than that required by the CNBV plus the corresponding capital supplements; or if
-	Replace the instrument with other financial instruments.

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

			Non-cash changes
	January 1, 2021	Cash flows	Accrued	Transaction	Foreign exchange	December 31, 2021
Type			interest	costs	movements

Subordinated Additional Tier I Capital Notes	—	13,930	—	—	425	14,355
Subordinated Additional Tier I Capital Notes	9,948	—	—	6	300	10,254
Tier II Subordinated Capital Notes	26,234	(1,586)	1,576	10	800	27,034
Balances at	36,182	12,344	1,576	16	1,525	51,643

As of December 31, 2021, the Bank paid 1,073 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2020	12/31/2021

Trade payables	2,279	1,388
Collection accounts:
Taxes payable	1,465	1,210
Financial transactions pending settlement	8,281	10,504
Other financial liabilities	3,290	4,136
	15,315	17,238

Note 45.a includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 45.d contains the fair value amounts of these liabilities.

The breakdown of Financial transactions pending settlement is as follows:

	12/31/2020	12/31/2021

Mexican government securities	7,362	6,217
BPATS	912	—
CETES	—	2,426
UDIBONDS	—	1,861
Equity instruments	7	—
	8,281	10,504

The breakdown of Other financial liabilities is as follows:

	12/31/2020	12/31/2021

Retentions related to loans (*)	1,611	2,479
Other payable account	1,679	1,657
	3,290	4,136
(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)   Breakdown

The breakdown of Provisions is as follows:

	12/31/2020	12/31/2021

Provisions for pensions and similar obligations	7,433	7,499
Provisions for tax and legal matters	1,898	2,141
Provisions for off-balance sheet risk	1,232	1,108
Other provisions	41	41
	10,604	10,789

b)   Changes

The changes in Provisions were as follows:

	2019					2020					2021
	Provisions		Provisions			Provisions	Provisions	Provisions			Provisions	Provisions	Provisions
	for Pensions	Provisions	for Off-			for Pensions	for Tax and	for Off-			for Pensions	for Tax and	for Off-
	and Similar	for Tax and	Balance-	Other		and Similar	Legal	Balance-	Other		and Similar	Legal	Balance-	Other
	Obligations	Legal Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total

Balance at the beginning of year	4,370	1,516	852	62	6,800	6,406	1,558	1,075	65	9,104	7,433	1,898	1,232	41	10,604
Additions charged (credited) to net income:
Interest expense and similar charges	415	—	—	—	415	442	—	—	—	442	475	—	—	—	475
Personnel expenses – Defined Benefit Plan	147	—	—	—	147	273	—	—	—	273	260	—	—	—	260
Personnel expenses – Defined Contribution Plan (Note 42)	410	—	—	—	410	488	—	—	—	488	483	—	—	—	483
Other	257	—	—	—	257	256	—	—	—	256	252	—	—	—	252
Actuarial (gains)/losses recognized in the year in other comprehensive income	1,673	—	—	—	1,673	995	—	—	—	995	79	—	—	—	79
Period provisions	—	353	223	5	581	—	586	157	(20)	723	—	295	(124)	—	171
Contributions from the employer	118	—	—	—	118	—	—	—	—	—	—	—	—	—	—
Payments to pensioners and pre-retirees with a charge to internal provisions	(348)	—	—	—	(348)	(881)	—	—	—	(881)	(921)	—	—	—	(921)
Other payments (*)	—	—	—		—	—	(246)	—	—	(246)	—	(52)	—	—	(52)
Payments to Defined Contribution Plan	(636)	(311)	—	—	(947)	(475)	—	—	—	(475)	(468)	—	—	—	(468)
Recognition of pension obligations from acquisition of Santander Tecnología México	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers and other changes	—	—	—	(2)	(2)	(71)	—	—	(4)	(75)	(94)	—	—	—	(94)
Balances at the end of year	6,406	1,558	1,075	65	9,104	7,433	1,898	1,232	41	10,604	7,499	2,141	1,108	41	10,789

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

The Bank recognized as Administrative expenses – Personnel expenses in the consolidated income statement the amounts of 410 million pesos, 488 million pesos and 483 million pesos in 2019, 2020 and 2021, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

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

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 7,342 million pesos and 7,393 million pesos As of December 31, 2020 and 2021, respectively.

The investment fund of the defined benefit post-employment plan was 2,186 million pesos and 1,943 million pesos as of December 31, 2020 and 2021, respectively. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2020 and 2021 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

As of December 31, 2020 and 2021, approximately 1.7% and 0.5% of the Bank’s employees, respectively, were enrolled still in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2020 and 2021, approximately 81% and 73% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan” because they are registered in the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS by its Spanish acronym) as their medical coverage. In addition, they have a medical insurance provided by the Bank that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2020	12/31/2021

Provisions for post-employment plans
Of which: Defined benefit pension plan	7,342	7,393
Provisions for defined contribution pension plan	91	106
	7,433	7,499

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2020	12/31/2021

Annual discount rate	6.8%	8.0%
Mortality tables	EMSSA 2009 (Gen)	EMSSA 2009 (Gen)
Expected return on plan assets	6.8%	8.0%
Cumulative annual INPC growth	3.5%	3.5%
Annual salary increase rate	4.5%	4.5%
Annual minimum salary increase rate	3.5%	3.5%
Medical cost trend rates	5.0%	6.0%

The determination of the discount rate considers the term and performance of Mexican government bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate. The retirement age is 65 years.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit
	Pension Plan
	12/31/2020	12/31/2021

Present value of the obligations:
Pension plan	2,758	2,447
Post-employment benefits	6,055	6,153
Long-term benefits	715	736
	9,528	9,336
Less:
Fair value of plan assets	(2,186)	(1,943)

Provisions – Provisions for pensions	7,342	7,393
Of which:
Internal provisions for pensions	7,342	7,393

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2019	2020	2021

Current service cost	147	273	260
Interest cost (net)	415	442	475
Other	257	256	252
	819	971	987

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit
	Pension Plans
	2020	2021

Present value of the obligations at the beginning of year	8,396	9,528
Current service cost (Note 42)	273	260
Interest cost	582	613
Benefits paid	(1,071)	(1,116)
Actuarial (gains)/losses	1,413	146
Personnel transfer	—	(95)
Other	(65)	—
Present value of the obligations at the end of year	9,528	9,336

The changes in the fair value of plan assets were as follows:

	Defined Benefit
	Pension Plan
	2020	2021

Fair value of plan assets at the beginning of year	2,068	2,186
Actual return on plan assets	308	(48)
Transfer of funds to defined contribution plan	(190)	(195)
Benefits paid	—	—
Fair value of plan assets at the end of year	2,186	1,943

The fair value of the plan assets is determined based on quoted market prices in active markets.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit
	Pension Plan
	12/31/2020	12/31/2021

Equity instruments	36%	35%
Cash and debt instruments	64%	65%

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

●	If the discount rate were fifty basis points higher (lower), the defined benefit obligation would decrease by 457 million pesos (increase by 503 million pesos).
●	If the medical cost trend rate were fifty basis points higher (lower), the defined benefit obligation would increase by 183 million pesos (decrease by 164 million pesos).

●	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 28 million pesos (decrease by 13 million pesos).
●	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 13 million pesos (decrease by 12 million pesos).
●	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 86 million pesos (increase by 74 million pesos).

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

Under such agreement, these insured persons would not affect the Bank’s net worth in the future, since the risks were transferred to Principal. However, in order to recognize the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized also under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2020 and 2021, such liability was 703 and 723 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

Transfer of employees

In December 2020, all employees from the subsidiaries Santander Servicios Corporativos, S.A. de C.V. and Santander Servicios Especializados were transferred to Banco Santander México. The past service cost recognized under Provisions (net) in the consolidated income statement was 13 million pesos.

e)   Provisions for tax and legal matters

i.   Tax-related proceedings

The Bank is a party to various tax claims for which it has recognized total provisions of 355 million pesos and 424 million pesos as of December 31, 2020 and 2021, respectively.

ii.  Other tax issues

The Bank operated until December 31, 2018 a branch in Nassau, Bahamas through which it carried out tax-free operations principally involving financial derivative instruments. The Mexican Tax Administration Service (Servicio de Administración Tributaria) reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican Tax Administration Service for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 3 million pesos in 2019, 1 million pesos in 2020 and 1 million pesos in 2021.

iii.  Non-tax-related proceedings

As of December 31, 2020 and 2021, as a result of its business activities, the Bank has had certain claims and lawsuits representing contingent liabilities filed against it. Notwithstanding, Bank’s Management and its internal and external legal and labor advisers do not expect such proceedings to have a material effect in the consolidated financial statements in the event of an unfavorable outcome. As of December 31, 2020 and 2021, the Bank has recognized provisions for the amounts of 1,543 million pesos and 1,443 million pesos, respectively, which are based on the opinion of internal and external legal advisers; Bank’s Management has assessed losses to be probable. Bank’s Management considers such provisions adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

Additionally, in 2012 the heirs of Roberto Garza Sada brought a case against Banco Santander México, Grupo Financiero Santander México, S.A.B. de C.V., Banco Santander (Spain) and Ana, Emilio and Javier Botín, Marcos Martínez and certain ratings agencies, alleging that Banco Santander México acted negligently as trustee in a trust that held Alfa, S.A.B. de C.V. (Alfa) shares, which were transferred to them in 1999. The plaintiffs claimed that the transfer of the Alfa shares was not valid.

The first instance resolution in 2017 was favorable to Banco Santander México and all the defendants. The appeal confirmed the first instance resolution and released Banco Santander México of any obligation. The plaintiffs filed a constitutional claim (amparo) in a federal court, resulting in a new trial at the federal level. On May 28, 2021, the federal court issued a resolution in favor of the plaintiffs, ordering Banco Santander México to deliver the Alfa shares that were transferred in 1999 and pay damages, dividends and other losses, which have not yet been quantified. Banco Santander México has filed several claims before the Supreme Court of Justice to revoke such resolution.

The Supreme Court of Justice will issue a final decision on this case, meanwhile all procedures have been suspended. As of December 31, 2021, the Bank has concluded, with the assistance of in-house and external legal counsel, that in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, this matter has not been recognized as a liability in the accompanying consolidated financial statements, because it represents a possible obligation, as it has yet to be confirmed whether the Bank has a present obligation that could lead to an outflow of resources embodying economic benefits and a sufficiently reliable estimate of the amount of the obligation cannot be made.

The total amount of payments made by the Bank arising from litigation in 2019, 2020 and 2021 are not material with respect to the consolidated financial statements.

During 2020 and 2021, the amount paid by the Bank to external lawyers was 219 million pesos and 154 million pesos, respectively, for the management of all the outstanding claims.

f)    Provisions for off-balance sheet risk

The Provisions for off-balance sheet risk are estimated with the same methodology used for calculating the allowance for impairment of losses. Refer to Note 2.g above for further description.

The breakdown of the off-balance sheet risks is as follows:

	12/31/2020	12/31/2021

Available lines of credit cards and non-revolving consumer loans	906	941
Guarantees and loan commitments of commercial and public sector loans	326	167
	1,232	1,108

As of December 31, 2021, the breakdown of the Provisions for off-balance sheet risks by stages is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	831	95	15	941

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises	90	14	63	167

Total	921	109	78	1,108

As of December 31, 2021, the transfers between stages of the Provisions for off-balance sheet risks is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2021:	781	185	266	1,232

Financial assets derecognized during the period other than write-offs	(66)	(14)	(235)	(315)
Write-offs	(36)	(61)	(17)	(114)
Originated financial assets	355	15	1	371
Foreign exchange and other movements	(113)	(16)	63	(66)

As of December 31, 2021	921	109	78	1,108

25. Other liabilities

The breakdown of Other liabilities is as follows:

	12/31/2020	12/31/2021

Sundry creditors	14,698	9,433
Cash balances undrawn	142	127
Accrued personnel obligations	3,584	4,059
Other obligations	2,248	3,421
Credit and debit card operation balances	2,446	2,838
	23,118	19,878

26. Tax matters

a)   Income tax

The components of Income tax expense for 2019, 2020 and 2021 are as follows:

	2019	2020	2021

Current income tax expense:
Tax expense for current year	7,099	7,496	3,777
Deferred income tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(190)	(1,270)	1,189
Total Income tax	6,909	6,226	4,966

b)   Income tax reconciliation

The reconciliation of the income tax calculated at the corporate income tax rate of 30% to the income tax recognized and the breakdown of the effective tax rate are as follows:

	2019	2020	2021

Profit before tax	27,290	25,200	25,767

Income tax at 30%	8,187	7,560	7,730

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(890)	(1,126)	(2,775)
Due to effect of tangible assets	19	(116)	(243)
Due to effect of non-deductible expenses, non-taxable income and others	(407)	(92)	254
Income Tax	6,909	6,226	4,966

Effective tax rate	25.32%	24.71%	19.27%
Current tax liability	—	—	—

Income tax	6,909	6,226	4,966
Of which:
Current	7,099	7,496	3,777
Deferred	(190)	(1,270)	1,189

The Bank is subject to regular reviews by the Mexican Tax Administration Service (Servicio de Administración Tributaria). As of December 31, 2021, there are no material tax contingencies.

c)   Tax recognized in consolidated total equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated total equity:

	2019	2020	2021

Net tax credited/(charged) to consolidated total equity:
Remeasurement of defined benefit obligation	462	264	16
Measurement of Financial assets at fair value through other comprehensive income – Debt instruments	(980)	(1,056)	1,402
Measurement of financial derivatives (Cash flow hedges)	(6)	126	(422)
Paid interests on Subordinated Additional Tier I Capital Notes	255	290	—
	(269)	(376)	996

d)   Deferred tax assets and liabilities

Main components of the Bank’s gross deferred tax assets and liabilities are as follows:

	12/31/2020	12/31/2021

Total deferred tax assets prior to offsetting	21,340	19,295
Of which:
Tangible assets and deferred charges	2,146	2,288
Provisions	2,288	2,444
Impairment losses on financial assets at amortized cost	10,277	8,620
Net operating losses carryforward (*)	4	1
Capital losses carryforward (*)	2,660	2,333
Labour provisions	1,416	1,238
Fees and interest collected in advance	1,053	1,299
Foreign exchange rate financial derivatives	1,496	1,072
Total deferred tax liabilities prior to offsetting	(3,440)	(1,690)
Of which:
Unrealized gains on financial instruments	(2,512)	(517)
Prepayments	(777)	(1,022)
Other	(151)	(151)
(*)

The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2021, the detail of capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2018	2028	2,299	690
2019	2029	2,306	692
2020	2030	2,258	677
2021	2031	913	274
		7,776	2,333

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented in the consolidated balance sheet as follows:

	12/31/2020	12/31/2021

Presented as deferred tax assets	18,087	18,111
Presented as deferred tax liabilities	(187)	(506)
Net	17,900	17,605

Deferred tax assets represent the deferred tax asset whose realization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Bank’s Management has concluded that the realization of such assets is probable based on the Bank’s history of generating sufficient taxable income to utilize all available tax benefits.

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred income tax expense/(benefit). This is due to deferred taxes that are recognized directly in consolidated total equity.

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2020	Income	Income	Movements	12/31/2020

Deferred tax assets	20,757	1,430	(280)	(567)	21,340
Deferred tax liabilities	(3,461)	(160)	(96)	277	(3,440)
	17,296	1,270	(376)	(290)	17,900

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2021	Income	Income	Movements	12/31/2021

Deferred tax assets	21,340	(1,116)	(602)	(327)	19,295
Deferred tax liabilities	(3,440)	(73)	1,598	225	(1,690)
	17,900	(1,189)	996	(102)	17,605

27. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)   Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2020	12/31/2021

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	23	37
Other	14	11
	37	48
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	—	—

b)   Changes

The changes in Non-controlling interests are summarized as follows:

	2020	2021

Beginning balance	40	37
Profit for the year attributable to non-controlling interests	—	—
Other	(3)	11
Balance at year-end	37	48

The foregoing changes are shown in the consolidated statement of changes in equity.

28.  Valuation adjustments

The balance of Valuation adjustments includes the amounts, net of the related deferred income tax effect, of the adjustments to assets and liabilities recognized temporarily in consolidated total equity through other comprehensive income. The amounts arising from subsidiaries are presented, on a line-by-line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of comprehensive income presents items separately according to their nature, grouping together those, which pursuant to the applicable IFRS, will not be subsequently reclassified to the consolidated income statement when the requirements established by the related IFRS are met.

In relation to items that may be reclassified to the consolidated income statement, the consolidated statement of comprehensive income includes changes in Valuation adjustments as follows:

a)   Financial assets at fair value through other comprehensive income

Valuation adjustments – Financial assets at fair value through other comprehensive income include the net amount of unrealized gains or losses in the valuation of financial assets at fair value through other comprehensive income (see Notes 8 and 9).

The breakdown by type of financial instrument of Valuation adjustments – Financial assets at fair value through other comprehensive income at December 31, 2020 and 2021 are as follows:

	12/31/2020				12/31/2021
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	5,944	(2,384)	3,560	355,321	1,972	(8,695)	(6,724)	390,974
Loans and advances to customers	—	—	—	—	—	—	—	4,056
Equity instruments	170	(44)	126	768	(76)	—	(76)	799

A summary of changes in the cumulative valuation adjustments corresponding to Financial assets at fair value through other comprehensive income is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2020	2,264	55	2,319
Valuation adjustments	3,560	126	3,686
Amounts reclassified to consolidated income statement	(843)	—	(843)
Income taxes	(1,056)	(33)	(1,089)
Balance at December 31, 2020	3,925	148	4,073
Valuation adjustments	(6,724)	(76)	(6,800)
Amounts reclassified to consolidated income statement	(781)	—	(781)
Income taxes	1,402	23	1,425
Balance at December 31, 2021	(2,178)	95	(2,083)

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

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2020	2021

Accumulated (loss)/gain on cash flow hedges	(556)	420
Accumulated gain related to discontinued cash flow hedges (Note 12)	(13)	(6)
Balance at December 31,	(569)	414

29. Shareholders’ equity

a)   Share capital

As of December 31, 2020 and 2021, Share capital, at par value, was as follows:

			Total Par Value
	Number of shares		(Millions of Pesos)
	12/31/2020	12/31/2021	12/31/2020	12/31/2021

Fixed capital:
Series F shares	3,464,309,145	3,464,309,145	13,098	13,098
Series B shares	3,322,685,212	3,322,685,212	12,562	12,562
	6,786,994,357	6,786,994,357	25,660	25,660

Authorized unsubscribed capital:
Series F shares	331,811,068	921,514,867	—	—
Series B shares	318,188,932	883,785,133	—	—
	650,000,000	1,805,300,000	—	—
	7,436,994,357	8,592,294,357	25,660	25,660

Share capital is comprised of fixed shares, which cannot be increased and variable shares, which may be increased without limit.

Series F shares may only be acquired by the Parent company or, directly or indirectly, by Banco Santander, S.A. (Spain), except when such shares are transferred in guarantee or in ownership to the Mexican Bank Savings Protection Institute (Instituto para la Protección al Ahorro Bancario, hereinafter “IPAB”). These shares can only be sold with the prior authorization of SHCP. No authorization shall be required from such Authority and, corporate bylaws will not have to be amended when the transfer of shares is in either guarantee or ownership to the IPAB.

At all times, Series F share capital shall represent at least 51% of share capital and Series B share capital can represent up to 49% of the share capital.

Foreign governments may not direct or indirectly own any share capital Banco Santander México, except when: i) they do it temporarily as part of financial supporting or bailout; ii) they do it through official entities and iii) they do it indirectly and do not have control on Banco Santander México, pursuant Article 13 of the Credit Institutions Law. All the aforementioned exceptions must be authorized by the CNBV.

Capital reductions will incur taxation on the excess of the amount distributed against the corresponding tax value determined according to the Income Tax Law (Ley del Impuesto sobre la Renta).

As mentioned in Note 3, Banco Santander (Spain) increased its participation in Banco Santander México; after this transaction, the shareholders’ structure is as follow:

	Prior to exchange offer	After exchange offer

Banco Santander (Spain)	91.64%	96.16%
Minority shareholders	8.36%	3.84%

b)   Share premium

Share premium includes the amount paid up by Banco Santander México’s shareholders in capital issues in excess of the par value.

The Mexican Corporation Law (Ley General de Sociedades Mercantiles) expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

c)   Accumulated reserves

Accumulated reserves include the net amount of the accumulated profit recognized in previous years in the consolidated income statement not distributed to shareholders, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof, the remeasurement of the defined benefit obligation and the recognition of equity-settled share-based payments.

Dividend policy and payment of dividends

Income tax must be paid in the event that payment of dividends from profits is not previously subject to income tax. Accordingly, Banco Santander México must keep track of profits subject to each rate and maintain such accumulated profits in a Net tax profit account (Cuenta de Utilidad Fiscal Neta).

In accordance with amendments to the Income Tax Law, dividends paid from profits earned in fiscal year 2014 and thereafter by Mexican companies to Mexican resident individuals or foreign residents (including foreign corporations) are subject to an additional withholding tax of 10%. International tax treaties may apply to avoid double taxation on dividends paid to overseas shareholders.

Dividends paid by Banco Santander México to Mexican resident individuals and foreign residents in 2019, 2020 and 2021 are not subject to the 10%additional withholding tax as such dividends were paid from profits obtained prior to 2014.

Legal reserve

Banco Santander México is subject to the legal reserve provision whereby at least 10% of net profits each year must be allocated and transferred to a capital reserve fund until reaching the equivalent of 100% of the paid-in share capital. Regarding Banco Santander México’s subsidiaries, the legal reserve provision requires the creation of a legal reserve equal to 5% of net profits until reaching 20% of paid-in share capital. The legal reserve cannot be distributed to the shareholders during the existence of the aforementioned entities, except in the form of a stock dividend.

As of December 31, 2020 and 2021, Banco Santander México and its subsidiaries comply with the percentage of legal reserve required.

Treasury shares

Transactions involving own equity instruments are recognized directly in consolidated total equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from consolidated total equity, net of any related income tax effect.

d)   Other disclosures

During the Ordinary General Annual Meeting of April 29, 2019, the following resolutions were adopted:

-	It was decided to ratify the fund to repurchase own shares that had been approved during the Ordinary General Annual Meeting of February 21, 2018, that amounts to 12,800 million pesos.
-	The amount of 4,843 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on May 28, 2019.

The dividend paid was taken from the Net tax profit account.

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

During the Extraordinary General Meeting of April 20, 2021, the following resolutions were adopted:

-	It was decided to issue perpetual subordinated non-preferred contingent convertible additional Tier I Capital Notes up to USD 700 million (see Note 3).
-	It was decided to increase the share capital of Banco Santander México for 4,368 million pesos, through the issuance of 1,155,300,000 shares, with a nominal value of 3.78 pesos per share, of which 589,703,799 shares correspond to the Series F and 565,596,201 shares correspond to the Series B, which will be kept in the treasury of the Bank as authorized capital to guarantee the possible conversion of obligations into shares of the previous point.

During the Ordinary General Annual Meeting of April 29, 2021, the following resolutions were adopted:

-	The amount of 1,494 million pesos was allocated from Accumulated reserves for the legal reserve.
-	It was decided to ratify the fund to repurchase own shares that had been approved during the Ordinary General Annual Meeting of February 21, 2018, amounting to 12,800 million pesos.

During the Ordinary and Extraordinary General Meeting of June 9, 2021, it was approved the amount of 3,054 million pesos from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on June 18, 2021.

During the Ordinary and Extraordinary General Meeting of October 25, 2021, it was approved the amount of 1,867 million pesos from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on November 5, 2021.

30. Minimum capital requirements

Banco Santander México’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

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

Assets Subject to Credit Risk

Deposits, securities, loans and advances, reverse repurchase agreements, swaps, forward contracts, securities loans, options, certain financial derivative instruments and all other bank transactions exposed to credit risk in accordance with established regulations are classified in their respective risk groups and the weight factors stipulated for each group are applied, ranging from zero up to 150%, depending on the counterparty and scores determined by the ratings agencies accredited by the CNBV or by Banco Santander México in the event it is an authorized institution for the use of internal models. Counterparty risk is calculated by incorporating an add-on and calculating a CVA for OTC financial derivatives transactions.

Since September 2021, the CNBV has published new credit risk weights applicable to new loans originated since September 1 that belong to retail (mortgages and consumer) and SMEs portfolios.

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

Assets Subject to Operational Risk

Since November 2016, Banco Santander México uses the Alternative Standardized Approach under Basel II standards to calculate the assets subject to operational risk. This method consists first of dividing the business into eight lines. For six of them, the capital requirement is calculated multiplying a “Beta” factor for the average net revenues for the thirty-six months prior to the month being calculated and for the two remaining (Retail and Commercial), the capital requirement is calculated by determining the average net balance for the thirty-six months prior to the month being calculated multiplied for a “Beta” factor and for 3.5. The equivalent assets for operational risk are determined by multiplying the capital requirement by 12.5.

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

The minimum capital requirements calculated in accordance with Mexican Banking GAAP for Banco Santander México is as follows:

	12/31/2020	12/31/2021

Computable capital:	151,458	168,616
Core capital	158,786	165,626
Supplementary capital	27,203	27,928
Deductible items	(44,479)	(49,547)
Subordinated Additional Tier I Capital Notes (see Note 22.c)	9,948	24,609

Capital requirements:	61,127	62,564
Market risk	15,398	15,354
Credit risk	43,215	41,416
Operational risk	5,133	5,794

Excess of capital requirements	90,331	106,052
Risk-weighted assets	796,836	782,050

As of December 31, 2020 and 2021, in accordance with the capitalization requirements applicable to full service banks, Banco Santander México has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2020	12/31/2021

Net Capital / Required Capital	2.38	2.70
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	14.35%	14.84%
Minimum capital requirements	8.20%	8.20%

Basic Capital / Assets subject to Credit, Market and Operating Risk	15.59%	17.99%
Minimum capital requirements	9.70%	9.70%

Net Capital / Assets subject to Credit Risk	28.04%	32.57%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	19.01%	21.56%

Minimum capital requirements	11.70%	11.70%

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

On June 18, 2021, the CNBV published the TLAC rule for Mexico.

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

The local implementation considers a capital add-on over the total capital ratio of the maximum of 6.5% of RWAs and 3.75% of the leverage ratio denominator. The TLAC requirement can only be met with capital instruments. This requirement will have a phase-in period, which starts on December 2022 with a 25% of the add-on and will increase 25% each year to reach a 100% of the add-on on December 2025.

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

a)   Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2020	12/31/2021

Available lines of credit cards and non-revolving consumer loans	157,033	171,094
Guarantees, documentary credits and loan commitments of commercial and public sector loans	91,993	91,516
Guarantees, documentary credits and loan commitments of commercial loans (SME)	112	315
	249,138	262,925

As of December 31, 2020 and 2021, the Bank had recognized provisions for off-balance sheet risk of 1,232 million pesos and 1,108 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

As of December 31, 2021, the breakdown of the carrying amount of the contingent commitments by stages is as follows:

	Carrying amount
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	169,983	463	648	171,094
Guarantees, documentary credits and loan commitments of commercial and public sector loans	90,362	1,092	62	91,516
Guarantees, documentary credits and loan commitments of commercial loans (SME)	315	—	—	315
	260,660	1,555	710	262,925

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

The breakdown is as follows:

Financial instruments received as collateral	12/31/2020	12/31/2021

Debt instruments received in OTC financial derivatives transactions	5,483	4,491
Debt instruments received in reverse repurchase agreement transactions	59,557	63,687
Equity instruments received in securities loan transactions	137	74
	65,177	68,252

32. Financial derivatives - Nominal amounts and fair values of trading and hedging financial derivatives

The breakdown of the fair value and nominal amount of trading financial derivatives asset as of December 31, 2020 and 2021 is as follows:

	12/31/2020		12/31/2021
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	1,030	5	12,453	—
Market Index Futures	9	—	72	—

Forwards:
Foreign Currency Forwards	171,450	9,293	261,701	5,042
Foreign Exchange (Spot)	40,944	92	30,428	88
Equity Forwards	2,270	48	—	—

Options:
Foreign Currency Options	72,892	3,879	88,639	1,874
Interest Rate Options	54,471	232	53,370	712
Market Index Options	271	43	281	45
Equity Options	649	72	775	85

Swaps:
IRS	3,596,532	196,170	3,577,417	94,895
Equity Swaps	—	—	—	—
CCS	472,918	86,337	486,767	76,649
Total Trading	4,413,436	296,171	4,511,903	179,390

As of December 31, 2020 and 2021, 296,171 million pesos and 179,390 million pesos (assets) are OTC financial derivatives of the total amount of the trading financial derivatives asset, respectively.

The breakdown of the fair value and nominal amount of hedging financial derivatives asset as of December 31, 2020 and 2021 is as follows:

	12/31/2020		12/31/2021
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
CCS	10,824	4,282	11,125	4,547
Foreign Currency Forwards	36,144	4,013	57,669	5,233

Fair value hedge:
IRS	1,000	11	47,047	1,454
CCS	—	—	244	14
Total Hedging	47,968	8,306	116,085	11,248
Total Financial Derivatives Asset	4,461,404	304,477	4,627,988	190,638

The breakdown of the fair value and nominal amount of trading financial derivatives liability as of December 31, 2020 and 2021 is as follows:

	12/31/2020		12/31/2021
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	4,614	—	10,827	—
Market Index Futures	139	—	612	1

Forwards:
Foreign Currency Forwards	175,827	7,991	214,999	3,389
Foreign Exchange (Spot)	29,930	72	33,031	102
Market Index Forwards	2,292	33	—	—

Options:
Foreign Currency Options	54,923	2,766	70,823	2,064
Interest Rate Options	93,248	306	78,509	915
Market Index Options	697	582	1,904	1,422
Equity Options	868	65	1,934	209

Swaps:
IRS	3,597,275	189,535	3,724,129	93,600
Equity Swaps	704	184	859	342
CCS	451,191	84,577	417,366	74,634
Total Trading	4,411,708	286,111	4,554,993	176,678

As of December 31, 2020 and 2021, 286,111 million pesos and 176,678 million pesos (liabilities), respectively are OTC financial derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging financial derivatives liability as of December 31, 2020 and 2021 is as follows:

	12/31/2020		12/31/2021
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	11,311	365	7,311	42
CCS	4,958	1,540	2,704	864
Foreign Currency Forwards	18,622	569	7,289	238

Fair value hedge:
IRS	49,380	4,361	1,867	96
CCS	34,922	12,243	28,715	6,922
Total Hedging	119,193	19,078	47,886	8,162
Total Financial Derivatives Liability	4,530,901	305,189	4,602,879	184,840

As of December 31, 2020 and 2021, the collateral provided to engage in financial derivatives transactions in organized markets is as follows:

		12/31/2020	12/31/2021

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V.	Cash	3,113	4,326
Chicago Mercantile Exchange	Cash	1,009	1,934
Foreign financial institutions	Cash	1	1
		4,123	6,261

Deposits of collateral back up positions operated on the Mexican Derivatives Exchange Market (Mercado Mexicano de Derivados), such as futures based on the IPC, USD futures, listed option futures, positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options, and positions operated through foreign financial institutions.

The guarantees and/or collateral delivered for the OTC financial derivatives transactions as of December 31, 2020 and 2021 are as follows:

		12/31/2020	12/31/2021

Financial assets at amortized cost - Loans and advances to credit institutions:
Of which (Note 7):
Mexican financial institutions	Cash	15,738	7,163
Foreign financial institutions	Cash	12,216	6,071
		27,954	13,234
Financial assets at fair value through profit or loss - Debt instruments:
Of which (Note 8):
Mexican financial institutions	Bonds	4,410	3,443
Foreign financial institutions	Bonds	896	2,932
		5,306	6,375

The guarantees and/or collateral received for the OTC financial derivatives transactions as of December 31, 2020 and 2021 are as follows:

		12/31/2020	12/31/2021

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	21,649	9,325
Foreign financial institutions	Cash	1,403	17,594
		23,052	26,919

		12/31/2020	12/31/2021

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	5,483	4,491
		5,483	4,491

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

As of December 31, 2020 and 2021, the cumulative net credit risk exposure of the Bank was 45,372 million pesos and 32,803 million pesos, respectively. Counterparty credit risk comprises financial derivatives, repurchase agreements and securities lending.  Received collateral is included with risk mitigation purposes to estimate exposure.

33. Interest income calculated using the effective interest method

Interest income in the consolidated income statement comprises the interest accrued in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value through other comprehensive income, and the adjustment to interest income as a result of hedge accounting.

The breakdown of the interest income calculated using the effective interest method items earned in 2019, 2020 and 2021 is as follows:

	2019	2020	2021

Cash and balances with the Central Bank	2,456	1,951	1,471
Loans and advances to credit institutions	2,839	412	1,714
Loans and advances to customers	89,894	84,290	74,695
Debt instruments	9,925	14,643	15,472
Hedging financial derivatives	3,541	2,432	340
Other interest income	191	249	353
	108,846	103,977	94,045

34. Other interest and similar income

Other interest and similar income in the consolidated income statement comprises the interest accrued in the year on financial assets at fair value through profit or loss with an implicit or explicit return, calculated by applying the effective interest method.

The breakdown of the main interest income from financial assets at fair value through profit or loss items earned in 2019,2020 and 2021 is as follows:

	2019	2020	2021

Loans and advances to credit institutions	6,306	2,997	1,543
Loans and advances to customers	1,742	804	507
Debt instruments	7,336	8,207	7,017
	15,384	12,008	9,067

35. Interest expense and similar charges

Interest expense and similar charges in the consolidated income statement include the interest accrued during the year on all financial liabilities with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value, the adjustment to interest expense as a result of hedge accounting and the net interest cost attributable to pension plans.

The breakdown of the main items of interest expense and similar charges accrued in 2019, 2020 and 2021 is as follows:

	2019	2020	2021

Deposits from credit institutions	9,041	12,400	10,967
Customer deposits	35,036	28,235	19,224
Marketable debt securities	5,398	5,756	5,308
Subordinated liabilities	1,597	1,767	1,668
Hedging financial derivatives	222	193	299
Other interest expense	6,780	1,824	2,214
	58,074	50,175	39,680

36. Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2019	2020	2021

Equity instruments classified as:

Financial assets at fair value through profit or loss	44	40	28
Of which:
NAFTRAC (Exchange-traded fund or ETF)	36	36	9
Grupo Cementos de Chihuahua, S.A.B. de C.V.	7	3	1
Fomento Económico Mexicano, S.A.B. de C.V.	—	1	—
Wal-Mart de México, S.A.B. de C.V.	1	—	1
Organización Soriana, S.A.B. de C.V.	—	—	17

Financial assets at fair value through other comprehensive income	191	206	199
Of which:
Controladora Prosa, S.A. de C.V.	54	73	64
Trans Unión de México, S.A.	93	88	88
Bolsa Mexicana de Valores, S.A.B. de C.V.	25	25	29
Dun & Bradstreet de México, S.A. de C.V.	18	20	18
Others	1	—	—
	235	246	227

37. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2019	2020	2021

Collection and payment services:
Service charges on deposit accounts	1,438	2,588	2,593
Credit and debit cards	8,757	7,667	8,379
Checks and others	243	181	172
	10,438	10,436	11,144
Marketing of non-banking financial products:
Investment funds management	1,568	1,611	1,747
Capital markets and securities activities	558	514	523
Collection and payment services	2,923	2,074	2,206
Insurance	5,038	5,300	5,508
Financial advisory services	1,207	1,179	1,307
	11,294	10,678	11,291
Securities services:
Administration and custody	347	461	459
	347	461	459
Other:
Foreign currency transactions	1,287	1,380	1,510
Other fees and commissions	952	801	951
	2,239	2,181	2,461
	24,318	23,756	25,355

38. Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2019	2020	2021

Credit and debit cards	4,095	2,741	3,938
Checks and others	31	43	48
Collections and transactional services	312	291	305
Fund management	1	1	1
Capital markets and securities activities	238	173	202
Financial advisory services	6	5	6
Correspondent services	723	791	802
Other fees and commissions	2,488	2,688	2,847
	7,894	6,733	8,149

39. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2019	2020	2021

Financial instruments at fair value through profit or loss	2,709	5,662	4,640
Of which:
Debt instruments	260	1,221	119
Equity instruments	71	(161)	398
Derivatives	2,459	4,458	4,096
Others	(81)	144	27
Recognized profit from sale of financial assets at fair value through other comprehensive income	85	779	781
Hedging derivatives	60	(457)	(538)
Of which:
Fair value hedge - hedged items (Note 12)	731	6,427	(9,278)
Fair value hedge - hedging derivative instruments (Note 12)	(667)	(6,884)	8,746
Cash flow hedge inefficiency (Note 12)	(4)	—	(6)
	2,854	5,984	4,883

40. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

41. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2019	2020	2021

Other operating income:
Other operating income	1,553	1,651	1,740
	1,553	1,651	1,740
Other operating expenses:
IPAB fund contribution	(3,353)	(3,859)	(3,801)
Other operating expenses	(1,792)	(1,354)	(1,405)
	(5,145)	(5,213)	(5,206)

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

42. Personnel expenses

a)   Breakdown

The breakdown of Personnel expenses is as follows:

	2019	2020	2021

Wages and salaries	7,740	7,838	8,307
Social security costs	1,443	1,494	1,703
Service expense related to defined contribution pension plan (Note 24)	410	488	483
Service expense related to defined benefit pension plan	147	194	260
Share-based payments	226	226	54
Bonus and benefits granted to employees	4,017	3,052	4,111
Other staff costs	1,445	1,584	1,567
	15,428	14,876	16,485

b)   Share-based payments

During 2011, Banco Santander (Spain) approved an internal policy, among the main benefits are the following:

-	a portion of the variable annual compensation of eligible employees is deferred for a period between three to five years, with a third or fifth part granted each year,
-	deferred and non-deferred portions are payables with shares and cash in equal parts,
-	once the shares have been delivered to the employees, they must keep them for at least one year.

Prior to the exchange offer mentioned in Note 3, the Bank issued its own shares to compensate eligible employees for the portion payable in shares and classified this portion of the plan as an equity-settled plan.  As a consequence of the exchange offer, the share-based payment plan was modified.  The modification requires the Bank to acquire Banco Santander’s (Spain) shares to compensate eligible employees; accordingly, the share-based payment portion of the plan is now classified as a cash-settled plan.

The Board of Directors is responsible for determining the specific amount of deferred compensation to be paid each year. If the objectives are achieved on each anniversary, the beneficiaries will receive cash and shares of Banco Santander (Spain) in thirds or fifths, as applicable, within thirty days after the first, second, third and, if applicable, fourth and fifth anniversary.

At the end of the exchange offer, 264 million pesos were reclassified from Accumulated reserves within Shareholders’ equity to Other liabilities in the consolidated balance sheet. As of December 31, 2021, the plan has 3,276,039 shares committed of Banco Santander (Spain).

During 2020 and 2021, the Bank recognized compensation expense relating to the share-based payment portion of the plan in the consolidated income statement for an amount of 226 million pesos and 54 million pesos, respectively.

c)   Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), a portion of the annual variable remuneration plan for the Identified Staff is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

Both the deferred and non-deferred portions are paid equally in cash and in shares for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period. Consistent with the share-based payments plan above, subsequent to the exchange offer mentioned in Note 3, the Bank is required to acquire Banco Santander’s (Spain) shares to compensate the Identified Staff.

In 2019, 2020 and 2021, the Bank recognized the bonus of the Identified Staff in the consolidated income statement for an amount of 226 million pesos, 294 million pesos and 448 million pesos, respectively.

The bonus of the Identified Staff for financial years 2019, 2020 and 2021 are paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries	Immediate Payment
(Millions of Euros)	Percentage	Deferred Percentage	Deferred period

Members of the Identified Staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Members of the Identified Staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

Taking the foregoing into account, the bonus for financial years 2019, 2020 and 2021 of the Identified Staff are paid as follows:

●	Each beneficiary will receive in 2019, 2020 and 2021, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of income tax (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).
●	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.
●	After deduction of any income taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.
●	The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

In 2019, 2020 and 2021, the accrual of deferred remuneration is conditioned, in addition to the continued employment of the beneficiary in the Bank, to no assumptions in which there is a poor performance of the Bank as a whole or of a specific division or area of the Bank or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the Bank, or by a business unit or risk control unit; (ii) the increase suffered by the Bank or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the personnel responsible for those. Also, the breach of internal codes of conduct of the Bank; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of persons or bodies that made those decisions.

If the abovementioned requirements are met on each delivery date, the bonus beneficiaries shall receive cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

43.  Other general administrative expenses

a)   Breakdown

The breakdown of Other general administrative expenses is as follows:

	2019	2020	2021

Maintenance, conservation and repair	738	825	773
Information technology and systems	3,851	5,344	5,945
Stationery and supplies	150	325	234
Advertising and communications	965	809	696
Rents	653	683	556
Administrative services	1,737	2,202	1,603
Taxes other than income tax	2,037	2,270	1,915
Surveillance and cash courier services	1,248	1,263	1,237
Insurance premiums	95	114	103
Travel costs	325	71	62
Other administrative expenses	2,031	1,353	1,263
	13,830	15,259	14,387

b)   Other information

The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors are as follows:

	2019	2020	2021

Audit fees and audit-related fees (*)	103	122	99
Tax fees	—	—	—
	103	122	99
(*)	The audit-related fees amounted to 26 million pesos in 2019, 32 million pesos in 2020 and 17 million pesos in 2021.

44. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2019	2020	2021

Gains:
On disposal of tangible assets	16	6	57

	16	6	57

45. Other disclosures

a)   Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2020, is as follows:

	12/31/2020
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Cash and balances with the Central Bank	24,791	22,284	—	—	—	—	23,978	71,053
Financial assets at fair value through profit or loss
Debt instruments		15,109	20,263	106,579	42,477	15,254	6,590	206,272
Equity instruments	1,911	—	—	—	—	—	—	1,911
Trading derivatives	274	4,542	11,267	20,524	62,867	60,444	136,253	296,171
Loans and advances to credit institutions - Reverse repurchase agreements	—	59,512	—	—	—	—	—	59,512
Loans and advances to customers - Reverse repurchase agreements	—	10,844	—	—	—	—	—	10,844
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	—	—	—	—	—	—	—
Debt instruments	—	81,142	3,833	24,881	105,799	42,950	96,716	355,321
Equity instruments	—	—	—	—	—	—	768	768
Financial assets at amortized cost
Loans and advances to credit institutions	—	64,371	—	—	—	—	—	64,371
Loans and advances to customers	11,475	40,220	73,035	135,294	191,615	82,995	152,798	687,432
Debt instruments	—	—	—	—	1,699	7,785	1,969	11,453
Hedging derivatives	300	1	—	160	5,391	2,454	—	8,306
	38,751	298,025	108,398	287,438	409,848	211,882	419,072	1,773,414
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	422	3,447	11,006	17,891	58,959	60,541	133,845	286,111
Short positions	—	15,365	—	—	—	—	—	15,365
Deposits from the Central Bank	—	24,937	—	—	—	—	—	24,937
Deposits from credit institutions	—	54,922	—	—	—	—	—	54,922
Customer deposits	—	130,292	—	—	—	—	—	130,292
Marketable debt securities	—	163	524	621	55	—	—	1,363
Financial liabilities at amortized cost
Deposits from the Central Bank	—	126,299	—	—	30	—	—	126,329
Deposits from credit institutions	28,061	11,670	3,099	10,751	6,163	38	1,392	61,174
Customer deposits	499,711	156,765	28,302	49,235	4,027	3,231	930	742,201
Marketable debt securities	—	20,358	6,774	31,535	27,135	34,756	10,196	130,754
Subordinated liabilities		—	—	346	—	—	35,836	36,182
Other financial liabilities	8,294	2,289	1,136	2,616	980	—	—	15,315
Hedging derivatives	4	—	—	131	2,029	3,925	12,989	19,078
	536,492	546,507	50,841	113,126	99,378	102,491	195,188	1,644,023
Difference (assets less liabilities)	(497,741)	(248,482)	57,557	174,312	310,470	109,391	223,884	129,391

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2021, is as follows:

	12/31/2021
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	26,360	12,735	—	—	—	—	23,978	63,073
Financial assets at fair value through profit or loss
Debt instruments	—	4,197	31,192	25,550	34,552	8,355	7,129	110,975
Equity instruments	—	—	—	—	—	—	2,764	2,764
Trading derivatives	147	2,989	6,963	14,418	48,131	36,729	70,013	179,390
Loans and advances to credit institutions - Reverse repurchase agreements	—	58,486	—	—	—	—	—	58,486
Loans and advances to customers - Reverse repurchase agreements	—	10,000	—	—	—	—	—	10,000
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	450	900	2,706	—	—	—	4,056
Debt instruments	—	74,851	40,537	2,757	110,173	110,586	52,070	390,974
Equity instruments	—	—	—	—	—	192	607	799
Financial assets at amortized cost
Loans and advances to credit institutions	19,403	17,089	—	—	—	—	—	36,492
Loans and advances to customers	12,538	50,092	85,708	176,794	173,148	78,773	159,944	736,997
Debt instruments	—	—	—	1,774	—	7,788	2,057	11,619
Hedging derivatives	125	—	—	4,753	1,803	4,553	14	11,248
	58,573	230,889	165,300	228,752	367,807	246,976	318,576	1,616,873
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	69	1,228	5,944	15,189	51,478	34,068	68,702	176,678
Short positions	—	19,554	—	—	—	—	—	19,554
Deposits from Central Bank – Repurchase agreements	—	23,002	—	—	—	—	—	23,002
Deposits from credit institutions – Repurchase agreements	—	17,846	—	—	—	—	—	17,846
Customer deposits – Repurchase agreements	—	114,078	—	—	—	—	—	114,078
Marketable debt securities	—	—	66	119	—	74	—	259
Financial liabilities at amortized cost
Deposits from Central Bank	—	78,312	8,203	101	—	—	—	86,616
Deposits from credit institutions	39,213	38,874	1,523	2,406	15	22	1,286	83,339
Customer deposits	541,585	153,372	20,416	52,728	3,669	4,558	1,558	777,886
Marketable debt securities	—	14,355	2,049	29,009		49,510	6,500	101,423
Subordinated liabilities	—	10,254	—	397	—	—	40,992	51,643
Other financial liabilities	10,571	3,690	104	2,692	177	4	—	17,238
Hedging derivatives	1	—	—	38	1,096	2,700	4,327	8,162
	591,439	474,565	38,305	102,679	56,435	90,936	123,365	1,477,724
Difference (assets less liabilities)	(532,866)	(243,676)	126,995	126,073	311,372	156,040	195,211	139,149

b)   Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2020, is as follows:

	12/31/2020
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from the Central Bank	—	126,454	—	—	31	—	—	126,485
Deposits from credit institutions	28,061	11,854	3,461	11,991	7,189	231	2,615	65,402
Customer deposits	499,711	158,037	29,693	52,967	5,130	3,794	1,431	750,763
Marketable debt securities	—	20,808	7,914	35,816	33,092	38,471	12,302	148,403
Subordinated liabilities	—	198	398	2,173	4,767	4,767	49,253	61,556
Other financial liabilities	8,294	2,289	1,136	2,616	980	—	—	15,315
	536,066	319,640	42,602	105,563	51,189	47,263	65,601	1,167,924

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2021, is as follows:

	12/31/2021
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from the Central Bank	—	78,399	8,228	102	—	—	—	86,729
Deposits from credit institutions	39,213	39,039	1,589	2,595	150	155	2,136	84,877
Customer deposits	541,585	154,195	21,356	55,574	4,657	5,178	2,190	784,735
Marketable debt securities	—	14,742	3,043	32,892	5,116	54,626	7,984	118,403
Subordinated liabilities	—	10,463	417	2,275	5,007	5,007	55,095	78,264
Other financial liabilities	10,436	3,689	995	1,753	365	—	—	17,238
	591,234	300,527	35,628	95,191	15,295	64,966	67,405	1,170,246

c)   Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2020		12/31/2021
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	3,657	—	3,727	—
Debt instruments (Note 8)	167,862	—	202,775	—
Loans and advances to credit institutions (Note 7)	29,799	—	28,594	—
Loans and advances to customers	67,689	—	78,504	—
Other assets	498	—	387	—
Marketable debt securities (Note 21)	—	55,875	—	56,995
Subordinated liabilities	—	36,204	—	51,654
Derivatives	—	69,933	—	73,858
Deposits from Central Bank	—	14,934	—	0
Deposits from credit institutions (Note 19)	—	12,597	—	33,467
Customer deposits (Note 20)	—	86,780	—	92,987
Other financial liabilities	—	646	—	1,057
Other liabilities	—	6,627	—	3,184

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

As of December 31, 2020:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	28,702	35,652	64,354	64,371
Loans and advances to customers (Note 11)	—	646	741,672	742,318	687,432
Debt instruments (unlisted) (Note 8)	—	11,454	—	11,454	11,453

As of December 31, 2021:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	16,551	19,842	36,393	36,492
Loans and advances to customers (Note 11)	—	191	738,646	738,837	736,997
Debt instruments (unlisted) (Note 8)	—	11,619	—	11,619	11,619

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

As of December 31, 2020:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from the Central Bank - Repurchase agreements (Note 19)	—	126,293	30	126,323	126,329
Deposits from credit institutions (Note 19)	—	—	61,033	61,033	61,174
Customer deposits (Note 20)	—	85,332	656,593	741,925	733,877
Customer deposits - Repurchase agreements (Note 20)	—	8,323	—	8,323	8,324
Marketable debt securities (Note 21)	137,429	—	—	137,429	130,754
Subordinated liabilities (Note 22)	39,406	—	—	39,406	36,182
Other financial liabilities (Note 23)	—	7,522	7,961	15,483	15,315

As of December 31, 2021:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from the Central Bank - Repurchase agreements (Note 19)	—	86,608	—	86,608	86,616
Deposits from credit institutions (Note 19)	—	26,892	51,337	78,229	78,182
Deposits from credit institutions - Repurchase agreements (Note 19)	—	5,156	—	5,156	5,157
Customer deposits (Note 20)	—	52,566	706,455	759,021	760,325
Customer deposits - Repurchase agreements (Note 20)	—	17,559	—	17,559	17,561
Marketable debt securities (Note 21)	104,582	—	—	104,582	101,423
Subordinated liabilities (Note 22)	38,911	14,375	—	53,286	51,643
Other financial liabilities (Note 23)	—	9,841	7,359	17,200	17,238

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

-

Marketable debt securities and subordinated liabilities: Fair value has been obtained using quoted market price, if available, or the present value model that discounts future cash flows at the current date using interest rates based on directly or indirectly observable market data to calculate the discount rate. For level 2, the Bank uses quoted prices for similar liabilities in active markets.

-	Other financial liabilities: Their fair value has been estimated to be equal to their amortized cost since they are mainly composed by short-term balances.

e)   Significant restrictions

See Note 49.d for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2021.

f)   Restriction on Accumulated reserves distribution

As of December 31, 2020 and 2021, the Bank did not have any restriction on Accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (14,346 million pesos in legal reserve that includes 11,217 million pesos in legal reserve of Banco Santander México as of December 31, 2020 and 16,365 million pesos in legal reserve that includes 12,710 million pesos in legal reserve of Banco Santander México as of December 31, 2021), the remeasurement of defined benefit obligation and the recognition of equity-settled share-based payments. In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

46. Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SME such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.
-	Corporate and Investment Banking: this segment reflects the Santander Corporate and Investment Banking business in Mexico, including all the managed treasury departments and the equities business. The Santander Corporate and Investment Banking activities include products and services for our corporate customers, such as investment banking and project finance.
-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2019, 2020 and 2021.

The 2019 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2019	Banking	Banking	Activities	Total

Net interest income	59,008	6,638	510	66,156
Dividend income	—	44	191	235
Net fee and commission income	15,014	1,596	(186)	16,424
Gains/(losses) on financial assets and liabilities (net)	1,155	1,417	282	2,854
Other operating income/(expenses)	(2,389)	(690)	(513)	(3,592)
Total income	72,788	9,005	284	82,077
Administrative expenses	(25,064)	(3,604)	(590)	(29,258)
Depreciation and amortization	(4,827)	(381)	(14)	(5,222)
Impairment losses on financial assets (net)	(18,986)	(234)	—	(19,220)
Impairment losses on other assets (net)	(370)	—	—	(370)
Provisions (net)	(165)	(1)	(609)	(775)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	16	16
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	42	42
Operating profit before tax	23,376	4,785	(871)	27,290
Income tax				(6,909)
Profit for the year				20,381
Profit attributable to the Parent				20,381
Profit attributable to non-controlling interest				—
Total assets	628,380	529,901	309,267	1,467,548
Total liabilities	618,477	509,204	205,069	1,332,750

The 2020 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2020	Banking	Banking	Activities	Total

Net interest income	61,444	5,605	(1,239)	65,810
Dividend income	—	39	207	246
Income from companies accounted for using the equity method	—	—	178	178
Net fee and commission income	15,551	1,668	(196)	17,023
Gains/(losses) on financial assets and liabilities (net)	1,421	3,888	675	5,984
Exchange differences (net)	—	—	19	19
Other operating income/(expenses)	(2,695)	(714)	(153)	(3,562)
Total income	75,721	10,486	(509)	85,698
Administrative expenses	(25,649)	(3,830)	(656)	(30,135)
Depreciation and amortization	(5,339)	(376)	(28)	(5,743)
Impairment losses on financial assets not at fair value through profit or loss (net)	(20,772)	(1,027)	—	(21,799)
Gains/(losses) on modification of financial assets (net)	(1,743)	—	—	(1,743)
Impairment losses on other assets (net)	(119)	—	—	(119)
Provisions (net)	(143)	(10)	(821)	(974)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	6	6
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	9	9
Operating profit before tax	21,956	5,243	(1,999)	25,200
Income tax				(6,226)
Profit for the year				18,974
Profit attributable to the Parent				18,974
Profit attributable to non-controlling interest				—
Total assets	654,572	760,895	422,447	1,837,914
Total liabilities	676,529	783,942	223,609	1,684,080

The 2021 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2021	Banking	Banking	Activities	Total

Net interest income	58,045	4,295	1,092	63,432
Dividend income	—	29	198	227
Income from companies accounted for using the equity method	—	—	200	200
Net fee and commission income	15,729	1,594	(117)	17,206
Gains/(losses) on financial assets and liabilities (net)	1,493	3,228	162	4,883
Exchange differences (net)	—	—	(35)	(35)
Other operating income/(expenses)	(2,967)	(508)	9	(3,466)
Total income	72,300	8,638	1,509	82,447
Administrative expenses	(26,525)	(3,810)	(537)	(30,872)
Depreciation and amortization	(5,849)	(364)	(30)	(6,243)
Impairment losses on financial assets not at fair value through profit or loss (net)	(18,115)	(1,114)	—	(19,229)
Impairment losses on other assets (net)	(27)	—	—	(27)
Provisions (net)	200	—	(586)	(386)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	57	57
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	20	20
Operating profit before tax	21,984	3,350	433	25,767
Income tax				(4,966)
Profit for the year				20,801
Profit attributable to the Parent				20,801
Profit attributable to non-controlling interest				—
Total assets	685,590	525,722	466,901	1,678,213
Total liabilities	726,626	604,758	183,241	1,514,625

47. Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and associated, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

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

The information related to directors, executive officers and other key management personnel is detailed in Note 5.

	12/31/2020		12/31/2021
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	109,651	—	79,660	—
Banco Santander (Chile)	—	154	—	654
Other	—	—	—	—
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	1,458	—	—
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	26,415	—	5,147	—
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	2,337	—	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	882	—	908
Key management personnel	—	5,507	—	4,178
Other intangible assets -
Of which -
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	701	—	469
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	4
Santander Brasil Tecnologia, S.A (formerly, Isban Brasil, S.A.)	—	11	—	—
Santander Global Facilities, S.A. de C.V.	—	—	—	36
Other	—	—	—	8
Other assets -
Of which -
Banco Santander, S.A. (Spain)	—	—	8	—
Santander Digital Assets, S.L.	—	—	—	—
Zurich Santander Seguros México, S.A.	—	1,285	—	1,177
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	310	—	268
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	171	—	184
SMPS Merchant Platform Solutions México S.A de C.V	—	—	—	42
Other	—	94	—	30

	12/31/2020		12/31/2021
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	111,873	—	64,582	—
Banco Santander International, S. A.	—	—	—	—
Other	—	—	—	—
Customer deposits - Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	4,065	—	2,773
Other	—	53	—	—
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	1,447	—	15,535	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	394	—	7
Santander Bank, National Association	—	63	—	—
Banco Santander (Brasil), S. A.	—	107	—	82
Other	—	16	—	—
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—
Customer deposits -
Of which-
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	99	—	148
Grupo Financiero Santander México, S.A. de C.V.	—	55	—	—
Decarome, S.A.P.I. de C.V.	—	—	—	70
Santander Global Facilities, S.A. de C.V.	—	1,475	—	1,780
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	26	—	110
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	323	—	517
Santander Capital Structuring, S.A. de C.V.	—	632	—	238
Gesban México Servicios Administrativos Globales, S.A. De C.V.	—	—	—	56
Other(*)	—	6,187	—	5,383
Marketable debt securities -
Of which -
Banco Santander, S.A. (Spain)	978	—	1,011	—
Other	—	73	—	27
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	—	—	43,693	—
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	717	—	1,924	—
Casa de Bolsa Santander, S.A. de C.V.	—	39	—	—
Santander Global Facilities, S.A. de C.V.	—	542	—	335
Other	—	46	—	13
Other liabilities -
Of which -
Banco S3 México, S.A., Institución de Banca Múltiple	—	1	—	—
Santander Back-offices Globales Mayorista, S.A.	—	13	—	35
Banco Santander (Brasil), S. A.	—	—	—	77
Santander Global Facilities, S.A. de C.V.	—	—	—	18
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	1,185	—	972
Other	—	82	—	50

(*)	As of December 31, 2020 and 2021, includes 5,883 million pesos and 5,093 million pesos, respectively, related to key management personnel transactions.

	2019		2020		2021
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	22	—	1	—	2	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	112	—	84	—	—
Santander Global Technology, S.L.	—	—	—	—	—	19
Casa de Bolsa Santander, S.A. de C.V.	—	91	—	41	—	21
Santander Capital Structuring, S.A. de C.V.	—	164	—	176	—	123
Other	—	1	—	2	—	—
Interest expense and similar charges -
Of which -
Banco Santander, S.A. (Spain)	1,536	—	1,310	—	1,230	—
Casa de Bolsa Santander, S.A. de C.V.	—	669	—	304	—	146
Banco Santander International S.A.	—	—	—	—	—	26
Santander Capital Structuring, S.A. de C.V.	—	—	—	—	—	6
Santander Global Technology, S.L.	—	—	—	—	—	3
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	—	—	—	—	3
Banco S3 México, S.A., Institución de Banca Múltiple	—	37	—	41	—	21
Santander Global Facilities, S.A. de C.V.	—	38	—	52	—	70
Other	—	39	—	30	—	10
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	12	—	8	—	—	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	24
Casa de Bolsa Santander, S.A. de C.V.	—	115	—	55	—	142
Zurich Santander Seguros México, S.A.	—	4,986	—	4,031	—	4,284
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,567	—	1,608	—	1,742
Other	—	39	—	25	—	1
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	2	—	2	—	2	—
Santander Global Facilities, S.A. de C.V.	—	161	—	135	—	55
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	105	—	110	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	31	—	34	—	43
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	14	—	17	—	18
Other	—	—	—	—	—	1
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(19,135)	—	(24,086)	—	18,441	—
Banco Santander (Chile)	—	134	—	(26)	—	494
Banco Santander International, S. A.	—	—	—	—	—	(4)
Other	—	12	—	(20)	—	—
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	—	37	—	20	—	7
SMPS Merchant Platform Solutions México S.A. de C.V.	—	—	—	—	—	42

	2019		2020		2021
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	—	—	13
Santander Digital Assets, S.L.	—	62	—	22	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	53	—	55	—	56
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	69	—	79	—	71
Other	—	44	—	37	—	7

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)	398	—	464	—	524	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	2,147	—	2,875	—	3,328
Santander Global Facilities, S.A. de C.V.	—	368	—	446	—	470
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	59	—	55	—	58
Santander Back-offices Globales Mayorista, S.A.	—	49	—	71	—	101
Universia México, S.A. de C.V.	—	22	—	—	—	—
Santander Global Technology Chile Limitada	—	—	—	—	—	5
Santander Global Operations, S.A. (formerly, Geoban, S.A.)	—	60	—	—	—	—
Aquanima México, S. de R.L. de C.V.	—	71	—	74	—	72
Santander Global Facilities, S.L.	—	—	—	—	—	23
Other	—	30	—	143	—	14

See Note 5 for significant transactions with related parties.

48. Risk management

a)  Cornerstones of the risk function

The Bank’s risk principles below are compulsory. They comply with regulatory requirements and market best practices:

1.	All employees are risk managers. Employees must understand the risks inherent in their jobs, avoiding them wherever the impact is unknown or exceeds the Bank’s risk appetite.
2.	Engagement of Bank’s Management, who must act and communicate to manage risks consistently, supervise Bank’s risk culture and make sure to keep Bank’s risk profile within Bank’s risk appetite.
3.	Independent risk management and control functions, consistent with the Bank´s model of three lines of defense.
4.	A forward-looking, comprehensive approach to risk management and control for all businesses and risk types.
5.	Detailed, timely information to detect, assess, manage and report risks to the appropriate level of management.

The Bank’s holistic control structure stands on these principles, plus a series of strategic tools and procedures embedded in the Bank’s risk appetite statement, such as the risk profile assessment, scenario analysis, the risk reporting structure and the annual planning and budget process.

Governance, policies and practices have been strengthened in response to the COVID-19 pandemic. A forward-looking and comprehensive approach to risk management and control across all business units and risk types allows the Bank to maintain a medium-low risk profile, through a risk appetite defined by the Board of Directors and the identification and assessment of existing and emerging risks.

1.   Main risks of the Bank’s financial instruments

The Bank's classification of risks ensures effective risk management, control and reporting. The Bank´s risk framework distinguishes these key risk types:

●	Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which the Bank has directly provided credit or assumed a contractual obligation.
●	Market risk results from changes in interest rates, exchange rates, equities, commodities and other market factors, and from their effect on profit or capital.
●	Liquidity risk occurs if liquid financial resources are not enough to meet due obligations or can only be obtained at a high cost.
●	Structural risk relates to the changing value or margin of assets or liabilities in the banking book owing to changes in market factors and balance sheet behavior. It includes risks from pension activities or an inadequate quantity or quality of capital to fulfil internal business objectives, regulatory requirements or market expectations.
●	Operational risk is the possibility of losses from inadequate or failed internal processes, people and systems or from external events. It includes legal risk and conduct risk.
●	Regulatory compliance risk is the risk of not fulfilling legal and regulatory requirements and supervisors’ expectations, and may lead to fines, financial penalties or other sanctions.
●	Model risk involves potential losses resulting from inaccurate predictions that lead to suboptimal decision making, or from a misuse or inadequate implementation of a model.
●	Reputational risk consists of potential losses from damage to its reputation amongst employees, customers, shareholders/investors and the wider community.
●	Strategic risk relates to losses or damage to the medium and long-term interests of the Bank’s key stakeholders owing to strategic decision-making, poor execution of strategy or failure to adapt to external developments.

The Bank also considers environmental and climate related risk drivers (whether physical or transition-led) as factors that could impact the exiting risks in the medium and long-term.

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

2.1  Lines of defense

The Bank follows a three lines of defense model to ensure effective risk management and control:

●	First line: Businesses and functions that originate risks make up the first line of defense, which identifies, measures, controls, monitors and reports risks. It adheres to all risk management policies and procedures, making sure risks fit within risk appetite and other limits.
●	Second line: Risk and Compliance & Conduct functions. Their role is to provide independent oversight and challenge to the risk management decisions from the first line of defense. The second line of defense ensures risks are managed according to risk appetite, strengthening our risk culture across the Bank.
●	Third line: The Internal Audit function is independent to assure senior management about the quality and effectiveness of internal controls, risk management. governance and systems, helping to safeguard the Bank’s value.

The Risk, Compliance and Conduct and Internal Audit functions are separated and independent and have direct access to the Board of Directors and its committees.

2.2  Risk committee structure

The Board of Directors’ duties include risk and compliance management and control. It regularly revises and approves risk appetite and frameworks, strengthening and promoting the Bank’s risk culture. In its duties, the Board of Directors is supported by the risk supervision, regulation and compliance committee and the Bank’s executive committee.

The Bank’s Chief Risk Officer (CRO) is responsible for devising risk strategy, overseeing all risks, and challenging and advising business lines on their risk management.

The Bank’s Chief Compliance Officer (CCO) promotes the adherence to rules, supervisory requirements, principles of good conduct and values. This role determines the compliance and conduct strategy, and independently oversees and challenges the compliance and conduct risk management of the first line of defense.

Both the Bank´s CRO and CCO have direct access, and report to, the risk supervision, regulation and compliance committee and the Board of Directors.

The executive risk, risk control and general compliance committees are also at the top of the Bank's risk and compliance governance, with authority delegated by the Board of Directors, details of which are provided below:

Executive risk committee

This committee is responsible for risk management duties delegated by the Board of Directors, being authorized to accept, modify or scale those actions or transactions that may expose the Bank to a relevant risk as well as the most significant models. It takes the highest-level risk-related decisions within the Bank’s risk appetite.

The CEO chairs this committee and it is composed of nominated executive officers and other Bank’s senior management members. Risk, Finance and Compliance and Conduct functions, among others, are represented. The CRO has the power of veto over the committee’s decisions.

Comprehensive risk management committee

This committee is responsible for risk control and for providing a holistic view of all risks. It determines if the risks business lines are being managed according to risk appetite. It also identifies, monitors and evaluates the impact of current and emerging risks on the Bank's risk profile.

This committee is chaired by the CRO and it is composed of senior management members from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions are represented among others.

General compliance committee

The committee is responsible for reviewing significant compliance and conduct risk events, and evaluating related measures. It devises and assesses corrective actions for compliance risks owing to shortcomings in management and control or new risks.

This committee is chaired by the CCO and it is composed of senior management from the Compliance & Conduct, Risk, Accounting and Management functions. The committee chair has a casting vote over committee resolutions.

Risk functions have forums and regular meetings to manage and control the risks under their scope. Their responsibilities include:

●	Reporting to the Bank’s CRO, the Bank’s CCO, the risk control committee and general compliance committee on risk management according to risk appetite.
●	Monitoring each risk factor regularly.
●	Overseeing measures to meet supervisor and auditor expectations.

The Bank may set up additional governance for special cases. Amid the COVID-19 pandemic, coordination and communication are essential to making sure the Bank´s actions are effective, underpinned by written communication, meetings, reporting and enhanced governance

The Bank monitored the pandemic intensively through special situation forums such as the credit risk war room, in addition to the Bank´s regular governance framework.

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

3.   Management processes and tools

The Bank has these effective risk management processes and tools:

3.1  Risk appetite and structure of limits

Risk appetite is the volume and type of risks deemed prudent to assume for the business strategy of the Bank, even under unexpected circumstances. It considers adverse scenarios that could have a negative impact on capital and liquidity, profitability and/or the share price.

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

Business model and risk appetite fundamentals

The Bank's risk appetite is consistent with the risk culture and its unique business model built on customer focus, scale and diversification. At the core of the Bank´s risk appetite are:

●	A medium-low target risk profile that is predictable, centred on retail and commercial banking, internationally diversified operations and strong market share;
●	Stable, recurrent earnings and shareholder remuneration, sustained by sound capital, liquidity and sources of funding;
●	An independent risk function with active senior management that embeds a strong risk culture and drives a sustainable return on capital;
●	A global, holistic view through extensive control and monitoring of risks, businesses and markets;
●	A focus on products the Bank knows well;
●	A conduct model that protects the Bank's customers; and
●	A remuneration policy that reconciles employees and executives' interests to risk appetite and long-term results.

Risk appetite principles

The principles informing the Bank´s risk appetite are:

●	The Board of Directors and Bank’s Management. The Board of Directors is responsible for setting the risk appetite and for monitoring compliance with its requirements.
●	An enterprise wide risk, risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile with the use of quantitative metrics and qualitative indicators.
●	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.
●	Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, which is embedded in the daily management by cascading down the aggregated limits to those set at portfolio level, business unit or business line, as well as through the key risk appetite processes.
●	Coherence across the various business units and a common risk language throughout the Bank. Each business unit’s risk appetite must be coherent with that of the Bank.
●	Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits structure, monitoring and control

Risk appetite is expressed in qualitative terms and limits structured on these five core elements.

●	Earnings volatility:

- Maximum loss that the Bank can tolerate in an acute stress scenario.

●	Solvency:

- Minimum capital position that the Bank can tolerate in an acute stress scenario.

- Maximum leverage that the Bank can tolerate in an acute stress scenario.

●	Liquidity:

- Minimum structural liquidity position.

- Minimum liquidity horizon position that the Bank is willing to accept under a scenario of acute stress.

- Minimum liquidity coverage position.

●	Concentration:

- Concentration in single names, sectors and portfolios.

- Concentration in non-investment grade counterparties.

- Concentration in large exposures.

●	Non-financial risks:

- Maximum operational risk losses.

- Maximum risk profile.

- Qualitative non-financial risk indicators:

• Fraud.

• Technological.

• Security and cyber-risk.

• Reputational.

• Others.

Compliance with risk appetite limits is regularly monitored, specialized control functions report on risk profile and compliance with limits to the Board of Directors and its committees every month.

Risk appetite limits cascade down to business units, risk types and portfolios. This makes risk appetite an effective tool for managing risks. Management policies and limits are directly based on the principles and limits in the risk appetite statement.

Key developments

The Bank thoroughly reviewed the impact of COVID-19 and the adequacy of the Bank’s risk appetite to cope with the new environment. Risk appetite limits remained broadly unchanged despite extraordinarily challenging conditions. Management focused on enhancing control over market volatility, better representation and visibility of emerging risks such as cyber security and other non-financial risks.

3.2  Risk profile assessment (RPA)

The Bank routinely identifies risk types to systematically and objectively evaluate its risk profile. This helps address major threats to the business plan and strategic objectives.

Risk identification results inform the Bank´s risk profile assessment (RPA), which involves all lines of defense. It reinforces the Bank´s risk culture in analyzing how risks evolve and identifying improvement areas. The Bank´s RPA methodology covers these areas:

●	Risk performance, to understand residual risks by type with international standard and indicators.
●	Control environment, to measure the target-operating model of the Bank's advanced risk management according to regulatory requirements and best market practices.
●	Forward-looking analysis, based on stress metrics and top risks to the strategic plan.

The Bank upgraded its control environment standards and reviewed risk performance metrics, focusing on strategic, compliance and conduct metrics. The inclusion of the control score in the non-financial risks control environment enabled the Bank to better capture its risk profile.

3.3  Scenario analysis

The scenarios that the Bank analysis include macroeconomic and other variables that can affect the risk profile in those markets in which the Bank operates. Scenario analysis is a useful tool for managing risks at all levels, so Banco Santander México can gauge its resilience under stressed conditions and formulate mitigating actions on income, capital and liquidity if needed. For this, the Research and Public Policy team is key in defining scenarios, as well as the Bank´s governance and control, including the review of top management and the three lines of defense.

The Bank's scenario analyses are consistent and robust because the Bank:

●	Creates and runs models that estimate how metrics such as credit losses will perform in the future.
●	Back-tests and regularly challenges model results.
●	Relies on expert opinions and a vast understanding of the Bank´s portfolios.

●	Exerts robust control over models, scenarios, assumptions, results and mitigating management actions.

The global economic uncertainty caused by the COVID-19 crisis made it exceptionally difficult for businesses to plan ahead. The Bank´s scenario analyses were key in identifying new action points, developing business responses, adjusting our risk strategy and preserving our strength and solvency.

Applications of scenario analyses

The Bank runs scenario analyses at all levels under a forward-looking approach that helps the Bank anticipate potential impacts on its solvency or liquidity. The Bank runs a systematic review of risk exposure under a baseline scenario and various adverse and favorable scenarios.

Scenario analyses form an integral part of several key processes of the Bank:

●	Regulatory uses: stress test scenarios using the guidelines set by the various regulators that supervise the Bank.
●	Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP) for which the Bank follows its own methodology to assess capital and liquidity under stress scenarios and support planning and management.
●	Risk appetite, which includes stressed metrics to set the maximum risk we can assume. The risk appetite and capital and liquidity scenario exercises are closely interrelated but have different frequencies and granularity.
●	Climate change scenario analysis to identify scenarios of risks and opportunities. Pilot analyses are covering the wholesale portfolio.
●	Recurrent risk management:
-	Budget and strategic planning process: when implementing a new risk approval policy, in the Bank’s risk profile assessment by senior management or when monitoring specific portfolios or lines of business.
-	Identification of Top risks based on a systematic process to identify and assess all risks to which the Bank is exposed. These Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Bank.
-	Recovery plan that is drawn annually to establish the tools available to the Bank to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, which include idiosyncratic and/or systemic events.
-	Credit and market risk stress test exercises not only as a response to regulatory exercises but also as a key tool integrated in the Bank’s risk management.

3.4  Risk Reporting Structure (RRS)

The Bank´s reporting continues to streamline processes, controls and reports to senior management. The Enterprise Wide Risk Management team updates and compiles the risk profile overview under a forward-looking approach so senior management can assess actual and future risks and take appropriate actions.

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

The Bank's strong risk reporting structure is characterized by:

●	Balancing data, analysis and qualitative comments, including forward-looking measures, risk appetite alerts, limits and emerging risks.
●	Covering all risk factors in the risk framework.
●	Combining a holistic and reliable view with deeper analysis of each risk factor and the Bank´s markets.
●	Following the same structure and criteria and provides a consolidated view to analyze all risks.
●	Following risk data aggregation (RDA) criteria to report on metrics, ensuring data quality and consistency

b)   Credit risk

1.   Introduction to the credit risk treatment

Credit risk refers to a potential financial loss from the default or credit quality deterioration of a customer or other third party with whom the Bank has a contractual obligation. It is the most important risk, both in terms of exposure and capital consumption. It also includes counterparty risk, country risk and sovereign risk.

Credit risk management

The Bank identifies, analyses, controls and decides on credit risk based on a holistic view of the credit risk cycle, which includes the transaction, the customer and the portfolio. Business and risk areas and top managers are part of this process.

Credit risk identification is key to managing and controlling the Bank's portfolios effectively. The Bank classifies external and internal risks in each business and adopts corrective and mitigating measures when needed through these processes:

1.1 Planning

The Bank´s planning helps to set business targets and define specific action plans within our risk appetite framework.

Strategic commercial plans (SCP) are a management and control tool the business and risk areas prepare for the Bank's credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary. They also align with the Bank's risk appetite capital targets.

1.2. Risk assessment and credit rating

To analyze customers’ ability to meet contractual obligations, the Bank uses valuation and parameter estimation models in each of the segments. The Bank's credit quality valuation models are based on credit rating drivers, which the Bank monitors to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:

●	Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgment. It is used for Santander Corporate and Investment Banking, corporate, institutional and small and medium-sized enterprises segments (with individualized treatment).
●	Scoring: an automatic system to evaluate credit applications that assigns an individual score to customers for subsequent decision-making, generally in the retail and smaller small and medium-sized enterprises segments.

The Bank's parameter estimation models follow econometric models built on the Bank's portfolios' historical defaults and losses. The Bank periodically reviews and evaluates models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. The Bank reviews ratings with the latest available financial and economic information. The Bank has also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.

1.3. Credit risk mitigation techniques

The Bank approves risks generally on the basis of borrowers’ ability to pay in fulfilment of financial obligations, notwithstanding any additional collateral or personal guarantees the Bank can require from them. To determine this, the Bank analyze funds or net cash flows from their businesses or income with no guarantors or the assets pledged as collateral. The Bank always considers guarantors and collateral when deciding to approve a loan as a secondary means of recourse if the first channel fails.

In general, a guarantee is as a reinforcement measure added to a credit transaction to mitigate a loss due to a failure to meet a payment obligation.

The Bank has credit risk mitigation techniques for various types of customer and products. Some are for specific transactions while others apply to a series of transactions. The Bank can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.

1.4. Definition of limits, pre-classifications and pre-approvals

The Bank uses strategic commercial plans to manage credit portfolios, defining limits for each of them and for new originations, in line with the Bank´s credit risk appetite and its target risk profile. Transposing the risk appetite to portfolio management strengthens controls over our credit portfolios.

The Bank´s limits, pre-classifications and pre-approvals processes determine the risk that can be assumed with each customer. The business and risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk return.

The Bank applies various limits models to each segment:

●	Large corporate groups: are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk the Bank is willing to assume in transactions with customers/groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, the Bank uses Credit Equivalent Risk (CER), which includes actual and expected risks with customers according to risk appetite and credit policies.

●	Corporates and institutions: that meet certain requirements (strong relationships, rating, etc.): The Bank uses simpler pre-classification model with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.

Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval from a senior credit analyst or a committee.

●	For individual customers and small and medium-sized enterprises with low turnover, the Bank manages large volumes of credit transactions with automatic decision models to classify customers and transactions.

1.5. Scenario analysis

The Bank´s scenario analysis determine the potential risks in its credit portfolios and provide a better understanding of the Bank´s portfolios performance under various macroeconomic conditions. They allow the Bank to anticipate management strategies that will avoid future deviations from defined plans and targets. They simulate the impact of alternative scenarios in portfolios’ credit parameters (PD, LGD) and expected credit losses. The Bank compares findings with portfolios’ credit profile indicators to find the right measures for managers to take. Credit risk management of portfolios and strategic commercial plans incorporate scenario analyses.

1.6. Monitoring

Regularly monitoring business performance and comparing it to pre-defined plans is key to our management of risk. The Bank's holistic monitoring of customers helps detect impacts on risk performance and credit quality early. The Bank assigns customers a classification with a predefined course of action and ad hoc measures to correct any deviations. Monitoring, which considers transaction forecasts and characteristics, in addition to changes in classification, is performed by risk teams supported by the Internal Audit unit and is based on customer segmentation:

●	For Santander Corporate and Investment Banking, monitoring is initially a function of business managers and risk analysts who maintain direct relationships with customers, manage portfolios and provide the Bank with an up-to-date view of customers’ credit quality to anticipate concerning situations.
●	For commercial banking, institutions and small and medium-sized enterprises assigned a credit analyst, the Bank tracks customers requiring closer monitoring and review their ratings based on relevant indicators.
●	Monitoring of individual customers, businesses and small and medium-sized enterprises follows a system of automatic alerts to detect shifts in portfolios’ performance.

In addition to monitoring customer credit quality, the Bank defines control procedures to analyze portfolios and performance, as well as any deviations from planning or approved alert levels.

1.7. Recovery and collections management

The Collections and Recoveries area carries out recoveries, which are important to risk management. It defines an enterprise-wide management strategy with guidelines and general lines of action for the Bank based on the economic environment. business model and other recovery conditions. Recovery management follows regulatory requirements set out on the management of non-performing and forborne exposures. In addition, the Bank applies specific policies on recovery management that include the principles of the different strategies.

The Collections and Recoveries areas directly manage customers. As sustained value creation is based on effective and efficient collections, digital channels that develop new customer relations are gaining importance. The Bank diverse customer base requires segmentation to manage recoveries appropriately. The highly technological and digital processes of the Bank helps to attend large groups of customers with similar profiles and products. the Bank's personalized management, however, focuses on customer profiles that require a special manager and approach.

The Bank splits recovery management into four phases: arrears, non-performing loans, write-offs and foreclosed assets. The Bank may uses mechanisms to rapidly reduce assets like sales of foreclosed assets or non-performing loans pool sales. The Bank constantly seeks alternatives to legal action in order to collect debt.

The Bank includes debt instruments as written-off loans (even if they are not past-due) if an individual analysis of the solvency of a transaction and the borrower leads us to believe recovery is remote due to a notorious and unrecoverable impairment. Though this may lead to full or partial cancellation and de-recognition of the gross carrying amount of debt, it does not mean that the Bank interrupts negotiations and legal proceedings to recover debt.

2.   Main aggregates and variations

Following are the main aggregates relating to credit risk from the Bank’s activities with customers:

	Loans to customers (million pesos)			Non-performing loans (million pesos)			Percentage of non-performing loans by type of customer
	2019	2020	2021	2019	2020	2021	2019	2020	2021

By loan type:
Public Sector	70,450	73,016	85,256	—	—	—	—	—	—
Commercial, financial and industrial	379,758	346,075	354,554	5,815	6,530	9,937	1.5%	1.9%	2.8%
Mortgage	156,209	177,665	199,579	8,399	9,847	9,725	5.4%	5.5%	4.9%
Installment loans to individuals	118,099	116,227	122,699	3,738	5,532	2,991	3.2%	4.8%	2.4%
Revolving consumer credit card loans	59,477	53,809	53,417	1,717	2,543	1,328	2.9%	4.7%	2.5%
Non revolving consumer loans	58,622	62,418	69,282	2,021	2,989	1,663	3.4%	4.8%	2.4%
	724,516	712,983	762,088	17,952	21,909	22,653	2.5%	3.1%	3.0%

Information on the allowance for impairment losses

Conceptually, the phases in managing the effects of COVID-19 were:

-	Identification of customers or groups affected by the pandemic.
-	Early relief of temporary financial difficulties caused by COVID-19 through measures promoted by governments, and financial institutions.
-	Monitoring the evolution of customers, to ensure that they continue to be provided with the best solution for their situation, and also to guarantee that their potential impairment is correctly reflected in the risk management and accounting.

-	Monitoring was accompanied by recovery management activities when necessary.

These conceptual phases did not occur sequentially but overlap in time. Additionally, the continuous interaction and coordination was proving to be a fundamental asset in the management of this crisis.

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

The establishment of judgments and criteria thresholds used by the Bank are based on a series of principles, and develop a set of techniques. The principles are as follows:

●	Universality: all financial instruments subject to a credit rating must be assessed for their possible significant increase in credit risk.
●	Proportionality: the definition of the significant increase in credit risk must take into account the particularities of each portfolio.
●	Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to incur in unnecessary costs or efforts.
●	Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).
●	Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.
●	Risk management integration: the criteria must be consistent with those metrics considered in the day-today risk management.

●	Documentation: Appropriate documentation must be prepared.

The techniques are summarized below:

●	Stability of Stage 2: in the absence of significant changes in the portfolios credit quality, the volume of financial assets in Stage 2 should maintain a certain stability as a whole.
●	Economic reasonableness: at transaction level, Stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or Stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving.
●	Predictive power: it is expected that the significant increase in credit risk’s definition avoid, as fast as possible, direct migrations from Stage 1 to Stage 3 without having been previously classified in Stage 2.
●	Time in Stage 2: it is expected that the exposures do not remain categorized as Stage 2 for an excessive time.

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

The concentration risk is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2020 and 2021, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date).
b)	As of December 31, 2020, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 40,955 million pesos that represent 36.59% of the Bank’s Basic Capital.
c)	As of December 31, 2021, there are two loans granted to debtors (the first of 51,000 million pesos and the second of 16,489 million pesos) representing individually an amount greater than 10% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date). The first one is granted to Santander Consumo, a subsidiary of the Bank, and it was eliminated for consolidation purposes in these consolidated financial statements.
d)	As of December 31, 2021, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 44,816 million pesos that represent 31.56% of the Bank’s Basic Capital.

Higher-Risk Loans

The Bank does not have any significant exposure to higher-risk loans. The loan portfolio is focused on retail banking with a medium-low risk profile and with broad diversification by segment. 71% of the Bank´s net customer loans are secured, mostly by real estate collateral.

Mortgages to individuals represent approximately 28% of the Bank´s net customer loans, with a low risk profile, low non-performing loans ratios and an adequate coverage ratio.

Among other factors, this is due to the fact that these loans are mainly first residence mortgages and subject to a rigorous assessment of credit risk and affordability. The admission process assesses both the current and future payment capacity of the customer, evaluating if the customer’s disposable income will most likely be enough to meet the loans’ instalments.

Certain mortgage portfolios that may present higher risks than others (interest only, flexible loans, loans with loan-to-value greater than 100%, buy to let), are subject to even more strict lending policies to mitigate their risks. Furthermore, they represent a low percentage of the Bank´s loan portfolio, and their performance is continuously monitored to ensure an adequate control.

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

The Bank’s sovereign exposure is mostly in pesos. This exposure is recognized in the consolidated balance sheet and concentrated 48% in short and medium-term maturities.

Over the past few years, total exposure to sovereign risk has remained aligned with the regulatory requirements and strategic reasons that support the management of this portfolio.

Regarding the deterioration measurement of these exposures, the Bank has evaluated methodologies and criteria in accordance with IFRS 9 general criteria, integrating common processes, systems, tools and data that are used both for accounting purposes and for capital adequacy.

When estimating the expected losses, the Bank applies its own credit risk models for the valuation of financial instruments belonging to Santander Corporate and Investment Banking portfolios.

In case of sovereign risk, the few default cases existing over the last decades only reflect the possibility of a potential unexpected loss that, due to its scarcity, cannot be modelled. Consequently, for this type of sovereign risk, the expected loss is considered irrelevant in consistency with unexpected loss.

4.   Credit risk management

The Bank identifies, analyzes, controls and decides on credit risk based on holistic view of the credit Risk cycle, which includes the transaction, the customer and the portfolio. Business and risk areas and top managers are part of this process.

Credit risk identification is key to managing and controlling the Bank´s portfolios effectively. The Bank classify external and internal risks in each business and adopt corrective and mitigating measures when needed through these processes:

4.1  Planning

The Bank´s planning helps us to business targets and define specific action plans within the Bank´s risk appetite framework.

Strategic commercial plans are a management and control tool defined by the Business and Risk areas for the Bank´s credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary.

4.2  Risk assessment and credit rating process

To analyze customers’ ability to meet contractual obligations, the Bank uses valuation and parameter estimation models in each of the segments. The Bank credit quality valuation models are based on credit rating drivers, which are monitored to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:

●	Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgment. Used for the Santander Corporate and Investment Banking, corporates and institutions segments.
●	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual score to each credit. A behavior score is also calculated and updated monthly to assess customer’s behavior and therefore, with other variables, determine the credit expected loss, generally in the retail and small and medium-sized enterprises segments.

The Bank´s parameter estimation models follow econometric models built on the Bank´s portfolios historical defaults and losses. The Bank uses them to calculate economic and regulatory capital as well as IFRS 9 allowance for impairment losses for each portfolio.

The Bank regularly monitors and evaluates models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. The Bank reviews ratings with the latest available financial and other relevant information. The Bank has also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.

4.3  Credit risk mitigation techniques

Risk approval criteria are generally based on the borrowers’ ability to pay in fulfilment of financial obligations, notwithstanding any additional collateral or personal guarantees the Bank can require from them. To determine this, the Bank analyzes funds or net cash flows from their businesses or income with no guarantors or the assets pledged as collateral. The Bank always considers guarantors and collateral when deciding to approve a loan as a secondary means of recourse if the first channel fails.

In general, a guarantee is as a reinforcement measure added to a credit transaction to mitigate a loss due to a failure to meet a payment obligation.

The Bank has credit risk mitigation techniques for various types of customer and products. Some are for specific transactions (e.g., property) while others apply to a series of transactions (e.g., derivatives netting and collateral). They can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.

4.4  Definition of limits, pre-classifications and pre-approvals

The Bank uses strategic commercial plans to manage credit portfolios, defining limits for each of them and for new originations, in line with the Bank’s credit risk appetite and the Bank´s target risk profile. Transposing the Bank´s risk appetite to portfolio management strengthens controls over the Bank´s credit portfolios.

The Bank’s limits, pre-classifications and pre-approvals processes determine the risk the Bank can assume with each customer. The Business and Risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk-return.

The Bank applies various limits models to each segment:

●	Large corporates are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk the Bank is willing to assume in transactions with customers/ groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, the Bank uses Credit Equivalent Risk (CER), which includes actual and expected risks with customers according to risk appetite and credit policies.
●	Corporates and institutions that meet certain requirements (strong relationships, rating, etc.): the Bank uses simpler pre-classification models with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.

Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval from a senior credit analyst or a committee.

●	For individual customers and small and medium-sized enterprises with low turnover, large volumes of credit transactions are managed with the use of automatic decision models to classify the customer/transaction.

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

Scenario analysis is integrated into credit management portfolio activities and in the strategic commercial plans.

4.6  Monitoring

Regularly monitoring business performance and comparing it to pre-defined plans is key to the Bank’s risk management. The Bank holistic monitoring of customers helps early detection of impacts on risk performance and credit quality. The Bank assigns customers a monitoring classification with a pre-defined course of action and ad hoc measures to correct any deviations. Monitoring, which considers transaction forecasts and characteristics, in addition to changes in classification, is performed by risk teams supported by the Internal Audit unit and is based on customer segmentation:

●	In the Santander Corporate and Investment Banking segment, monitoring, in the first instance, is a direct function of both the business manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This guarantees an up-to-date view of the customers’ credit quality is always available and allows the Bank to anticipate situations of concern and take the necessary actions.
●	For corporates, institutions and small and medium-sized enterprises with a credit analyst assigned, the function consists of identifying and tracking customers that require closer monitoring, reviewing ratings and continuously analyzing relevant indicators.
●	For Santander Corporate and Investment Banking, corporates and institutions segments, the Bank performs the monitoring process through the Santander Customer Assessment Note (SCAN), which was implemented in the Bank since 2019
●	The Bank’s SCAN system aims to establish the level of monitoring, policies and specific actions for all individual customers, based on their credit quality and particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, on a dynamic basis, with a specific manager appointed and agreed monitoring frequency.
●	For individual customers, businesses and smaller small and medium-sized enterprises monitoring is carried out through automatic alerts, in order to detect shifts in the performance of the portfolio.

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

4.7  Collections and recoveries

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

The Recoveries area directly manages customers, where value creation is based on effective and efficient collection management. New digital channels are becoming increasingly important in recovery management.

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

Further, the Bank defines the classification criteria for forborne transactions in order to ensure that any risks are suitably recognized, bearing in mind that they must remain classified as non-performing or watch list for an appropriate period to ensure reasonable certainty that repayment capacity can be recovered.

Certain information regarding the forborne loan portfolio is included in Note 11.f.

4.9  Credit risk metrics

Loans and advances to customers increased 0.8% year-on-year.

Non-performing loans amounted to 22,653 million pesos as of December 31, 2021, a 3% decrease compared to December 31, 2020.

As of December 31, 2021, the non-performing loans ratio was 2.73%, a decrease of 7 basis points compared to December 31, 2020.

As of December 31, 2021, the allowance for loan losses amounted to 21,035 million pesos, 18% lower than at the end of 2020, mainly explained by the recovery in the different loan portfolios.

As of December 31, 2021, the Bank recognized in the consolidated income statement an amount of 19,229 million pesos of impairment losses on financial assets, 11.7% less than in the year 2020.

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

Backtesting is designed to assess the general quality or effectiveness of the risk measurement model by comparing the VaR measures with Profit and Loss (P&L) results. The Bank performs a Theoretical P&L backtesting analysis, which is calculated using the market risk calculation engine, without taking into account intra-day results, changes in portfolio positions or the passage of time (Theta). This P&L is used exclusively to test the quality of the VaR model.

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

In 2020, there were two exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2020, there were one VaE break (i.e., days when the daily gain exceeded VaE).

In 2021, there were one exceptions to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2021, there were four Value at Earnings (VaE) breaks (i.e., days when the daily gain exceeded VaE).

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

The risk assumption profile, in terms of VaR and results, showed that VaR during 2020 remained at levels below the limit of 277 million pesos. During the first semester of 2020, the average daily total VaR was 181 million pesos, VaR stayed in levels of 55 million pesos and 378 pesos. This was a result of great uncertainty and high volatility in local and global markets due to the COVID-19 pandemic.

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

The average daily Total VaR of the Bank’s market trading operations in 2021 stood at 50 million pesos, lower than that for 2020 at 165 million pesos. In 2021, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2021. At the end of December 2021, VaR stood at 41 million pesos.

Average daily Total VaR decreased by 115 million pesos with respect to 2020. This decrement was concentrated in interest rate VaR, where the average daily decreased from 86 million pesos to 51 million pesos. The average daily equity VaR and exchange rate VaR decreased from 5 million pesos to 2 million pesos, and 127 million pesos to 14 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that the levels of VaR for the majority of 2021 remained below at levels below the limit of 239 million pesos. During the first semester of 2021, the average daily total VaR was 54 million pesos and during the second semester of 2021, the average daily Total VaR was 46 million pesos, VaR stayed in levels between 24 million pesos and 85 million pesos in the second semester, as a result of interest rates increase expectation and volatility in the movements at foreign exchange risk factor.

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

Notwithstanding the aforementioned, the Bank has maintained frequent issuance activity in the wholesale funding markets during 2021 in order to continue strengthening their liquidity position and presence in the markets.

The Bank issued during 2021, 83,645 million pesos of medium- and long-term issues and USD 4,270 million.

All these actions have contributed to strengthen the Bank’s balance sheet and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during 2021 were:

●	Adequate position of structural liquidity. The Bank is essentially a retail bank. Therefore, customer deposits are the main source of funds in the financing structure. These deposits, together with debt instruments, enable the Bank to address most of its liquidity needs.
●	High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in the Central Banks and cash, unencumbered sovereign debt, undrawn credit lines granted by the Central Bank, as well as other assets eligible as collateral and other undrawn credit lines in development banks), all of which reinforce the solid liquidity position of the Bank.

The Bank exhibits both Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR) also well above 100%.

●	Access to wholesale markets for liquidity based on short and long-term ratings.
●	Moderate use of assets as security for structural balance-sheet funding sources.

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

5. Structural balance sheet risks key metrics

The market risk profile inherent to the Bank’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income, remained moderate in 2021, in line with previous years.

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

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2021 under 700 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2021, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,000 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2021. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	107,529	40,153	36	—	—	—	—	—	67,340
Loans	1,011,713	415,520	56,759	41,235	52,466	147,987	82,115	203,678	11,953
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	4,368	—	—	—	—	—	—	—	4,368
Securities	592,439	87,765	44,143	15,045	9,531	138,771	127,591	43,135	126,458
Permanent	18,931	—	—	—	—	—	—	—	18,931
Other Assets	2,550,757	—	—	—	—	—	—	—	2,550,757
Total Balance Sheet Assets	4,285,737	543,438	100,938	56,280	61,997	286,758	209,706	246,813	2,779,807
Money Market	(237,962)	(136,942)	(203)	(119)	(37)	(6)	—	—	(100,655)
Deposits	(773,147)	(316,556)	(25,179)	(8,115)	(104,567)	(152,067)	—	(166,663)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,558)	(45,398)	(2,677)	(6,338)	(26,383)	(37,397)	(62,168)	(7,745)	(19,452)
Equity	(165,539)	—	—	—	—	—	—	—	(165,539)
Other Liabilities	(2,577,883)	—	—	—	—	—	—	—	(2,577,883)
Total Balance Sheet Liabilities	(3,962,089)	(498,896)	(28,059)	(14,572)	(130,987)	(189,470)	(62,168)	(174,408)	(2,863,529)
Total Balance Sheet Gap	323,648	44,542	72,879	41,708	(68,990)	97,288	147,538	72,405	(83,722)
Total Off-Balance Sheet Gap	16,348	85,733	(353)	(7,870)	5,373	936	(52,397)	(15,036)	(38)
Total Structural Gap		130,275	72,526	33,838	(63,617)	98,224	95,141	57,369	(83,760)
Accumulated Gap		130,275	202,801	236,639	173,022	271,246	366,387	423,756	339,996

Structural foreign exchange rate risk

Structural exchange rate risk arises from Bank’s transactions in foreign currencies.

The management of this risk is dynamic and seeks to limit the impact on the core capital ratio of foreign exchange rate movements.

In 2021, hedging of the core capital ratio for foreign exchange rate risk were kept under established limits. The Bank´s objective is to maintain the structural exchange-rate risk hedged with a management limit of USD 125 million that represents 0.15% of the total assets as of December 31, 2021.

Structural equity risk

The Bank maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage owned or control.

The equity portfolio available for the banking book at the end of December 2021 was diversified in securities in various segments. Most of the portfolio is invested in financial activities. Among other sectors, to a lesser extent, are for example real estate activities or public administrations.

As of December 31, 2021, the Bank does not maintain any equity positions in its banking book.

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

On August 23, 2021, the CNBV and Mexican Central Bank issued the guidelines of the Net Stable Funding Ratio that will come into effect on March 1, 2022.

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

As of December 31, 2021, the Bank’s LCR ratio was 183.97%, complying with the Bank´s desired risk profile and well above the regulatory minimum established.

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

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	107,493	40,153	—	—	—	—	—	—	67,340
Loans	1,016,312	59,574	98,867	85,021	112,761	272,326	122,316	253,494	11,953
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	4,368	—	—	—	—	—	—	—	4,368
Securities	592,439	76,155	43,313	3,745	12,135	138,771	135,369	56,492	126,459
Permanent	18,931	—	—	—	—	—	—	—	18,931
Other Assets	2,548,067	—	—	—	—	—	—	—	2,548,067
Total Balance Sheet Assets	4,287,610	175,882	142,180	88,766	124,896	411,097	257,685	309,986	2,777,118
Money Market	(237,926)	(134,800)	(429)	(525)	(1,426)	(90)	—	—	(100,656)
Deposits	(773,147)	(276,799)	(30,673)	(14,064)	(22,018)	(53,199)	(43,500)	(332,894)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,558)	(14,789)	(6,815)	(16,950)	(28,540)	(43,550)	(68,411)	(9,051)	(19,452)
Equity	(165,539)	—	—	—	—	—	—	—	(165,539)
Other Liabilities	(2,577,883)	—	—	—	—	—	—	—	(2,577,883)
Total Balance Sheet Liabilities	(3,962,053)	(426,388)	(37,917)	(31,539)	(51,984)	(96,839)	(111,911)	(341,945)	(2,863,530)
Total Balance Sheet Gap	325,557	(250,506)	104,263	57,227	72,912	314,258	145,774	(31,959)	(86,412)
Total Off-Balance Sheet Gap	(5,852)	(22,002)	(221)	150	5,385	5,184	3,377	2,276	—
Total Structural Gap		(272,508)	104,042	57,377	78,297	319,442	149,151	(29,683)	(86,412)
Accumulated Gap		(272,508)	(168,466)	(111,089)	(32,792)	286,650	435,801	406,118	319,706

Relaxation supervisory measures implemented as a result of COVID-19

On April 8, 2020, the Banking Liquidity Regulatory Committee, comprised of the Mexican Central Bank, the SHCP and the CNBV issued a series of exceptions to the "Liquidity Requirements" (Disposiciones de Carácter General sobre los Requerimientos de Liquidez para las Instituciones de Banca Múltiple) in order to avoid amplifying constraints in market conditions. In general terms, these exceptions permit the following: (i) assets that were eligible as liquid assets as of February 28, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks and (ii) the liquidity reserves calculation for potential margin calls and valuation changes of portfolios of financial derivatives may exclude data for March 2020. In addition, no corrective actions will be taken for financial institutions whose LCR falls below 100%. These temporary measures were in place until September, 2021.

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

As of December 31, 2021, the Bank met the minimum capital requirements established by current legislation.

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

As of December 31, 2021, the leverage ratio for the Bank is 8.92%.

Systemic important bank

On April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting in 2016.

As of December 31, 2020, the Bank constituted 100% of the capital preservation supplement required.

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

The temporary measures were effective from April 1, 2020 to March 31, 2021. As of December 31, 2021, the Bank´s Net Capital Ratio stood at 21.56%, which is significantly in excess of the minimum requirement established for financial institutions comparable to the Bank’s size. The Bank decided not to apply the optional regulatory support measure.

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

The main activities and initiatives for effective operational risk management are:

●	Continuous enhancement of the integration of all tools, mentioned above, in order to perform cross- analysis.
●	Greater harmonization and integration of IT and cyber-risk processes within the Bank’s operational risk methodology framework.
●	Evolving IT, cyber and vendor management appetite metrics by improving their definition, measurement and by stressing the thresholds.
●	Processes improvements for the determination, identification and assessment of standard controls that have been aligned with internal policies, with the aim of strengthening and homogenizing the control environment in the Bank.
●	Establishing independent oversight and evaluation of the Bank’s control environment to challenge adequately the risk and control manager’s views.
●	Continue improving the integration of operational risk in the Bank’s strategic plan, by including information regarding the potential exposure for the next three years as well as the estimated level of losses.
●	Fostering mitigation plans for specific risks such as fraud, cybersecurity and vendor management, among others.
●	Improving the assessment methodology of the cybersecurity transformation plan to identify the risk reduction impact derived from implementation of technical security milestones.
●	Improvements in the contingency, business continuity and crisis management plans on a coordinated initiative with recovery and resolution plans, also providing coverage to emerging risks.
●	Fostering technology risk control (control and supervision of the IT systems design, infrastructure management and applications development) by defining Reference Risks to be assessed during RCSA by business owners and specialized control functions.
●	Developing a framework for the identification, assessment, aggregation and mitigation of Transformation/Change risk.

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

About reducing fraud, the Bank deploys specific actions such as the following:

Card fraud:

●	Generalized use of Chip and Personal Identification Number (PIN) (operation with PIN-cards, which require the transaction to be signed-off with a numeric code), both in automated teller machines (ATM) and in physical stores, with advanced authentication mechanisms in the communication between the ATM and the point-of-sale and the Bank’s systems.
●	Card protection against electronic commerce fraud:
-	Implementation of a secure e-commerce standard (3DSecure) via two-step authentication based on one-time passwords.
-	Solutions based on mobile applications that let users deactivate cards for e-commerce use.
-	Virtual cards issuance using dynamic authentication passwords.
●	Integration of monitoring and fraud detection tools with other systems, internally and externally, to enhance suspicious activity detection capabilities.
●	Reinforced ATM security by incorporating physical protection elements and anti-skimming, as well as improvements in the logical security of the devices.

Online/mobile banking fraud:

●	Validations of online banking transactions through a second security factor based on one-time-use passwords.
●	Enhanced online banking security by introducing a transaction risk scoring system that requests further authentication when a given security threshold is breached.
●	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device ID).
●	Monitoring of e-banking platform security to avoid systems attacks.

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

The following activities should be highlighted:

●	Continuous fostering of the relationship between the own insurance, operational risk and first line areas, to attain the objective of effective insurable risk management, through their active participation in the insurance and other relevant forum established by the Operational Risk function (i.e. fraud forum).
●	Permanent review of the Bank's risks with respect to contracted hedges, in order to identify all risks that may be subject to insurance coverage, analyzing the suitability of the policies for the risks covered and taking appropriate corrective measures in case it is deemed necessary.
●	Monitoring insurable losses and events identified in the insurance policies, establishing action protocols and specific monitoring fora. Identification of all risks in the Bank that can be hedged with insurance, including the identification of new insurance coverage for risks already detected in the market.

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

d)	Testing and Maintenance
●	CNBV, the Mexican Central Bank and Internal Audit are informed periodically of the results of the Business continuity plan (BCP) and Data recovery plan (DRP) exercises.
●	All plans are tested once a year.
●	Our alternate operations sites (Centros Alternos de Trabajo or, CAT by its Spanish acronym) is tested every year.
●	High availability tests are performed periodically.
●	The Bank performs programed maintenance to BCP at least once a year to ensure that the plans are updated.
●	Continuous updates to BCP and DRP are made in case of changes in the Bank’s organizational structure, technology infrastructure and human resources.

3.   Key metrics

Operational risk profile was stable during 2021.

The COVID-19 pandemic led to an increase in the inherent operational risk exposure, although the Bank has put in place additional controls in order to maintain operational risk levels prior to the COVID-19 health crisis and reinforce the existing ones. The Bank continues monitoring the impact of the COVID-19 pandemic in the risk profile and existing control environment.

The following aspects were considered a management focus during 2021:

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

Regarding external fraud, the majority of the losses are related to forgery and identity theft, and the fraudulent use of debit and credit cards. The forecast for next year is for this trend to continue, with a potential intensification of the fraudsters' activity in payment transactions and electronic commerce. In this regard, the Bank is continuously improving its monitoring and control procedures and tools with the goal of tackling these risks.

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

Product governance and consumer protection

The product governance and customer protection mission is to ensure that the Bank acts in the customer´s interest by complying with regulations, the entity’s values and principles. This mission is achieved through the following drivers:

Culture

●	Establish the principles of conduct and risk management throughout the commercialization process and the relationship with retail customers. At the same time, establish and manage a strong governance culture.
●	Promote an appropriate culture with a Simple, Personal and Fair approach, to act in the customers´ best interest.

Processes

●	Ensure that products are designed to meet the characteristics and needs of customers, with an appropriate balance of risks, costs and profitability.
●	Oversee the sale process to the adequate target market, with proper commercial treatment and transparency of information, as well as salesforce training and compensation systems that encourage performance in the best interest of the customer.
●	Ensure that customer service, post-sale systems and processes facilitate a Simple, Personal and Fair approach to customers, as well as adequate detection and management of any possible deterioration of products and services.

Management

●	Ensure that decisions are made, action plans are defined and followed when necessary, and that Bank’s Management and statutory bodies are properly informed.
●	Oversee the design and execution of controls throughout the commercialization and customer relationship process.
●	Identify risks through customer’s voice, regulatory guidelines, industry practices, supervisor and auditor opinions, and learning from internal/external events.
●	Apply Bank’s risk assessment methodologies, such as management indicators, thematic evaluations, and self-assessments.

●	Mitigate conduct risks with customers through solid oversight, reviewing conduct management based on regular reporting, and capacity and maturity model assessment.

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

2.   Strategic risk management

Strategic risk is viewed as a transversal risk and a Bank target-operating model that is used as a reference by the Bank’s business units. This model encompasses the procedures and necessary tools for robust monitoring and control, which can be summarized as follows:

●	Strategic plans: the Strategic risk function, with the support of the different areas within the Risk area, independently monitors and challenges the risk management activities performed by the Bank’s Corporate Development and Strategy function. It is an additional component, albeit independent, that is fully integrated in all the Bank’s strategic plans.
●	Corporate development transactions: the Strategic risk function, with the support of the different areas in the Risk area, ensures that corporate development transactions are subject to a risk assessment that comprises their potential impact on both Bank’s risk profile and risk appetite.
●	Top risks: under stressed assumptions, the Bank identifies, evaluates, monitors and proactively manages those risks that may have a significant impact on its results, liquidity or capital affecting its financial health.

●	New products commercialization: The Strategic risk function participates in the process of assessing and validating any new product or service proposal before it is launched on the market by the Bank ensuring full alignment with the defined strategy.
●	Strategic risk report: prepared jointly by the Bank’s Corporate Development and Strategic risk function, as a combined tool for the monitoring and assessment of the Bank’s strategy, in addition to associated risks. This report is presented to the Bank’s Management and covers several topics: strategy execution, strategic projects, corporate development transactions, business model performance, top risks and risk profile.
i)	Climate change

Climate change may imply three primary drivers of financial risk that could adversely affect the Bank:

-	Transition risks associated with the move to a low carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes.
-	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers.
-	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks:

-	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models that are not aligned with the climate change may face increased risk of reduced corporate earnings and business disruption due to new regulations or changes in the market.
-	Market risks: Market changes in the most carbon intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.
-	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.
-	Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on the Bank´s business, financial condition and results of operations.

As of December 31, 2021, the Bank has not identified any material impact related to climate change in the consolidated financial statements.

In view of the business activities carried on by the Bank, the Bank does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

49. Associated entities and consolidated subsidiaries

a) Associated entities

		Place of	Percentage of
		incorporation and	direct
	Principal activity	operation	shareholding

Santander Merchant Platform Solutions México, S.A. de C.V.	Merchant Business	Mexico City	49%

Following is a summary of the balance sheet on the associated entity as of December 31, 2020 and 2021:

	2020	2021

Current assets	502	5,678
Non-current assets	491	3,549
Current liabilities	(290)	(6,119)
Non-current liabilities	(25)	(31)
Net assets	678	3,077

Following is a summary of the income statements on the associated entity as of December 31, 2020 and 2021:

	2020	2021

Revenue	1,834	2,399
Expenses	(1,464)	(1,728)
Operating profit before tax	370	671
Income tax	(7)	(178)
Profit for the year	363	493

As of December 31, 2020 and 2021, the income accounted by the equity method recognized in the consolidated income statement was 178 million pesos and 200 million pesos, respectively.

The table below provides the reconciliation of the carrying amount of the investment in associated entities recognized in the consolidated balance sheet as of December 31, 2020 and 2021:

	2020	2021

Reconciliation to carrying amount:
Net assets on investment date	315	2,584
Profit for the period	363	493
Closing net assets	678	3,077
Bank’s share in associated entity (percentage)	49%	49%
Bank’s share in associated entity	332	1,508
Goodwill	669	669
Sale of merchant contracts	—	(784)
Other adjustments	—	(13)
Carrying amount as of December 31, 2020	1,001	1,380

As mentioned in Note 3, during 2021 Banco Santander México sold acquisition contracts to SMPS (associated entity) for 1,600 million pesos. In accordance with IAS 28, the Bank recognized in the consolidated income statement a gain on the sale in the amount of 816 million pesos, with a corresponding credit to the investment in associated entity for 784 million.

The Bank received 583 million in cash and a note receivable from SMPS in the amount of 1,017 million as proceeds from the sale of the acquisition contracts. The note receivable was subsequently capitalized as a capital contribution to SMPS.

b) Composition of the Bank

The subsidiaries of Banco Santander México, all of which have been included in the consolidated financial statements as of December 31, 2021, are as follows:

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

Until December 31, 2020, Banco Santander México had 99.99% of proportion of ownership interest held of Santander Vivienda and during 2019, Banco Santander México obtained the authorization to carry out a merger through absorption between Banco Santander México and Santander Vivienda with the former being the surviving entity and the latter being the merged entity (see Notes 3 and 29.d).

The total non-controlling interest recognized in the consolidated balance sheet as of December 31, 2021, amounts to 48 million pesos.

Information in respect to non-controlling interest is presented in Note 27.

c)   Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the consolidated assets and settle the consolidated liabilities as of December 31, 2021:

●	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 23,978 million pesos (see Note 6).

●	Reverse repurchase agreements

68,486 million pesos of debt instruments have been received as collateral in connection with reverse repurchase agreement transactions (see Notes 7 and 11).

●	Repurchase agreements

103,095 million pesos of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) classified as financial assets at fair value through other comprehensive income have been pledged in connection with repurchase agreements transactions (see Note 8).

87,653 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with repurchase agreement transactions (see Note 8).

7,709 million pesos of BREMS R classified as financial assets at amortized cost have been pledged in connection with repurchase agreements transactions (see Note 8).

●	Debt instruments

3,831 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 8).

7,788 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3.4 and 8).

●	Securities loans

1,988 million pesos of Mexican government securities (CETES and UDIBONDS) have been pledged in connection with securities loan transactions (see Note 8).

81 million pesos of equity instruments pledged in connection with securities loans transactions (see Note 9).

74 million pesos of equity instruments have been received in connection with securities loan transactions (see Note 9).

●	Collaterals in financial derivatives transactions traded in organized markets

6,261 million pesos of loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets (see Note 11).

●	Collaterals in OTC financial derivatives transactions

13,222 million pesos of loans and advances to credit institutions have been pledged in connection with OTC financial derivatives transactions (see Note 7).

6,375 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with OTC financial derivatives transactions (see Note 8).

13,222 million pesos of deposits from credit institutions and customer deposits have been received in connection with OTC financial derivatives transactions (see Note 32).

5,491 million pesos of debt instruments have been received in connection with OTC financial derivatives transactions (see Note 32).

●	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 16,365 million pesos that include 12,710 million pesos in legal reserve of Banco Santander México (see Note 45). In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

●	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo and Santander Inclusion Financiera for 52,761 million pesos and 430 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d)  Financial support

The Bank did not give any financial support to a consolidated structured entity during 2020 and 2021.

*****