Form 20-F
period 2022-12-31
Banco Santander Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Santander Mexico
filed 2023-02-28
CIK 1698287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Parent conglomerate and its consolidated subsidiaries.

References in this Report to certain financial terms have the following meanings:

●	References to “IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations, which are developed by the IFRS Interpretations Committee (previously the International Financial Reporting Interpretations Committee or IFRIC) and issued after approval by the IASB.
●	References to “Mexican Banking GAAP” are to the accounting standards and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) for credit institutions, as amended.
●	References to our “audited financial statements” are to the audited consolidated financial statements of Banco Santander México as of December 31, 2021 and 2022, and for each of the fiscal years ended December 31, 2020, 2021 and 2022, together with the notes thereto. The audited financial statements were prepared in accordance with IFRS and are contained in this Report.
●	References herein to “UDIs” are to Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. UDIs are units of account created by the Mexican Central Bank on April 4, 1995, the value of which in pesos is indexed to inflation on a daily basis, as measured by the change in the National Consumer Price Index (Índice Nacional de Precios al Consumidor). Under a UDI-based loan or financial instrument, the borrower’s nominal peso principal balance is converted either at origination or upon restructuring to a UDI principal balance and interest on the loan or financial instrument is calculated on the outstanding UDI balance of the loan or financial instrument. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment. As of December 31, 2022, one UDI was equal to Ps.7.64680 (U.S.$0.3920).

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

In this Report, the term “México” refers to the United Mexican States, and the terms “Mexican government” or the “government” refer to the federal government of México. References to “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, and references to “Mexican pesos,” “pesos,” or “Ps.” are to Mexican pesos. References to “euros” or “€” are to the common legal currency of the member states participating in the European Economic and Monetary Union.

Financial and Other Information

Market position. We make statements in this Report about our competitive position and market share in the Mexican financial services industry and the size of the Mexican financial services industry. We have made these statements on the basis of statistics and other information from third-party sources, primarily the CNBV, that we believe are reliable.

Currency and accounting standards. We maintain our financial books and records in pesos. Our consolidated income statement data for each of the years ended December 31, 2020, 2021 and 2022 and our consolidated balance sheet data as of December 31, 2020, 2021 and 2022 included in this Report, have been audited under the standards of the Public Company Accounting Oversight Board (“PCAOB”), and are prepared in accordance with IFRS. For regulatory purposes, including Mexican Central Bank regulations and the reporting requirements of the CNBV, we concurrently prepare and will continue to prepare and make available to our shareholders, statutory financial statements in accordance with Mexican

Banking GAAP, which prescribes generally accepted accounting criteria for all financial institutions in México.

IFRS differs in certain significant aspects from Mexican Banking GAAP. We adopted IFRS in 2014. While we have prepared our consolidated financial data as of and for the years ended December 31, 2020, 2021 and 2022 in accordance with IFRS, data reported by the CNBV for the Mexican financial sector as a whole as well as individual financial institutions in México, including our own, is prepared in accordance with Mexican Banking GAAP and, thus, may not be comparable to our results prepared in accordance with IFRS. All statements in this Report regarding our relative market position and financial performance vis-à-vis the financial services sector in México, including financial information as to net income, return-on-average equity and non-performing loans, among others, are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. Unless otherwise indicated, all financial information provided in this Report has been prepared in accordance with IFRS.

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

Exchange rates and translation into U.S. dollars. This Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be interpreted as representations by us that the peso amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated peso amounts into U.S. dollars at an exchange rate of Ps.19.5089 per U.S.$1.00, the rate calculated on December 30, 2022 (the last business day in December) and published on December 30, 2022 by the Mexican Central Bank, as the closing exchange rate (tipo de cambio de cierre de jornada). The Mexican Central Bank publishes the Closing Exchange Rate at 2:10 p.m. every bank business day. The translation of consolidated income statement transactions expressed in pesos using such rates may result in presentation of dollar amounts that differ from the U.S. dollar amounts that would have been obtained by translating Mexican pesos into U.S. dollars at the exchange rate prevailing when such transactions were recorded.

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

IMPI	Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial)

Infonavit	Mexican Institute of the National Housing Fund for Workers (Instituto Nacional para el Fomento de la Vivienda de los Trabajadores)

Investment Services Rules	Disposiciones de Carácter General Aplicables a las Entidades Financieras y otras Personas que Proporcionan Servicios de Inversión

IPAB	Mexican Institute for the Protection of Bank Savings (Instituto para la Protección al Ahorro Bancario)

IT	Information Technology

Law of the Mexican Central Bank	Ley del Banco de México

LCR	Liquidity Coverage Ratio

LIC	Mexican Banking Law (Ley de Instituciones de Crédito)

LMV	Mexican Securities Market Law (Ley del Mercado de Valores)

Mexican Banking GAAP	The financial accounting standards and regulations prescribed by the CNBV for financial institutions, as amended

Mexican Central Bank	Banco de México

Mexican Corporations Law	Ley General de Sociedades Mercantiles

Mexican Financial Groups Law	Ley para Regular las Agrupaciones Financieras

Mexican Stock Exchange	Bolsa Mexicana de Valores, S.A.B. de C.V.

MIEA	Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado)

MIEB	Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico)

Morena	Mexican Political Party “Morena,” also known as “Movimiento de Regeneración Nacional”

MVE	Market value of equity

NAFIN	Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a Mexican government bank that provides support for SMEs

National Consumer Price Index	Índice Nacional de Precios al Consumidor

NIM	Net interest margin

NYSE	New York Stock Exchange

NSFR	Net Stable Funding Ratio

PCAOB	Public Company Accounting Oversight Board (United States)

Public Registry of Commerce	Registro Público de Comercio

RNV	Mexican National Securities Registry (Registro Nacional de Valores)

RWA	Risk-weighted assets

Santander Consumo	Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada

Santander Servicios Especializados	Santander Servicios Especializados, S.A. de C.V.

SEC	U.S. Securities and Exchange Commission

Santander Tecnología	Santander Tecnología México, S.A. de C.V. (formerly Isban México, S.A. de C.V.)

SHCP	Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público)

Siefores	Specialized pension funds (Sociedades de Inversión Especializadas de Fondos para el Retiro) established pursuant to Mexican law

Skip Payments

A debtor relief program established by the CNBV in response to the

COVID-19 pandemic permitting individuals and SMEs to defer principal and/or interest payments due on loans for up to four months, with the possibility of extending it for an additional two months, without such loans being considered impaired under Mexican Banking GAAP.

SME	Small and medium-sized enterprises, consisting of small companies with annual revenue of less than Ps.250,000,000 (U.S.$12,814,664).

Sofoles

Sociedades Financieras de Objeto Limitado, non-banking institutions in México that focus primarily on offering credit or financing for specific purposes (housing, automobiles, personal loans, etc.) to middle- and low-income individuals. All existing Sofol authorizations automatically terminated on July 19, 2013. Existing Sofoles had the option of converting to Sofomes or otherwise extending their corporate purpose to include activities carried out by Sofomes

Sofomes	Sociedades Financieras de Objeto Múltiple, non-banking institutions in México that engage in lending and/or financial leasing and/or factoring services and may be regulated or non-regulated

TIIE	Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio)

UDI	Unidades de inversión, a peso-equivalent unit of account indexed for Mexican inflation

VaR	Value at risk, an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval

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

Many important factors, in addition to those discussed elsewhere in this Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

●	changes in capital markets in general that may affect policies or attitudes towards lending to México or Mexican companies;
●	changes in economic conditions, in México, in particular, in the United States, or globally;
●	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank;
●	inflation;
●	deflation;
●	unemployment;

x

●	unanticipated turbulence in interest rates;
●	the deterioration of the terms of trade between México, the United States and Canada;
●	the implementation of new economic policy by the administration in México;
●	movements in foreign exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Mexican and foreign policies, legislation and regulations;
●	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;
●	changes in taxes and tax laws;
●	competition, changes in competition and pricing environments;
●	our inability to hedge certain risks economically;
●	economic conditions that affect consumer spending and the ability of customers to comply with obligations;
●	the adequacy of allowance for impairment losses and other losses;
●	increased default by borrowers;
●	our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions;
●	technological changes;
●	changes in consumer spending and saving habits;
●	increased costs;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	changes in, or failure to comply with, banking regulations or their interpretation; and
●	the other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this Report.

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

Risks Associated with Our Business

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

Risks Related to our Operations and Controls Regulation

If we are unable to manage the growth of our operations or to integrate successfully our inorganic growth, this could have an adverse impact on our profitability.

Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified cybersecurity and data privacy laws, rules and regulations, could have a material adverse effect on us.

Risks Relating to México

Adverse economic conditions in México could have a negative effect on us.

Political decisions in México could have a material adverse effect on us.

The volatility in peso exchange rates and interest rates in México could have a material adverse effect on our business.

ENFORCEMENT OF JUDGMENTS

We are a stock corporation (sociedad anónima de capital fijo) incorporated in accordance with the laws of México. All of our directors and officers and experts named herein are non-residents of the United States, and all or substantially all of the assets of such persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of United States federal securities laws. We have been advised by our special counsel as to Mexican law, that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. We have been advised by such special Mexican counsel that no bilateral treaty is currently in effect between the United States and México that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in México of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and the non-violation of Mexican law and/or the Mexican public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case, provided that U.S. courts would grant reciprocal treatment to Mexican judgments.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Credit-impaired and non-performing loans or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of credit-impaired and non-performing loans may increase as a result of growth in our total loan portfolio and/or future portfolio acquisitions (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions, including as a result of inflationary pressures, supply chain issues, labor shortages and increases in commodity prices (including as as result of the war in Ukraine) and the lingering effects of the COVID-19 pandemic with the emergence of variants resistant to existing vaccines. If we were unable to control the level of our credit-impaired and non-performing loans or poor credit quality loans, this could have a material adverse effect on us.

Our allowance for impairment of losses is assessed based on our current expectations of various factors affecting the quality of our loan portfolio. These factors include, among other things, our customers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future allowance for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates for any reason, including the increase in lending to segments in which the Bank is focused, such as mortgages, payroll and auto loans, and the introduction of new products, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our allowance for impairment losses, which may adversely affect us. Additionally, in calculating our allowance for impairment losses, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon historical data that may not reflect future events. For further details regarding our risk management policies, see the risk “Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in México, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks” below.

We believe that recoveries of write offs and non-performing loans as a percentage of our total non-performing loan portfolio are likely to decline over time because of the aging of our non-performing loan portfolio. In addition, because the mortgage foreclosure process relating to collateral in México (which is regulated differently depending on the state in which the assets are located), takes three years on average to be fully completed due to procedural requirements under Mexican law, other factors such as third-party claims, mechanic’s liens and deterioration of the relevant property may impair the value of the collateral during the foreclosure process.

Our exposure to individuals and small and medium-sized businesses could lead to higher levels of non-performing loans, allowances for impairment losses and write-offs.

A substantial number of our customers are individuals, approximately 44.8% of our total loans and advances to customers as of December 31, 2022, and, to a lesser extent, SMEs (companies with annual revenues of less than Ps.250 million (U.S.$12.8 million), which accounted for approximately 6.2% of our total loans and advances to customers as of December 31, 2022. Individuals and SMEs loans, are more likely to be adversely affected by downturns in the Mexican economy than large corporations and high-income individuals, who have greater economic resources. For example, we deferred payments and refinanced a number of loans for individuals and SMEs pursuant to COVID-19 relief programs in 2020, which led to an increase in non-performing loans in 2020 and 2021. If we experience higher levels of non-performing loans as a result of any of these factors, it could result in increases in our allowance for impairment losses, which in turn will affect our financial condition and results. For the year ended December 31, 2022, non-performing loans were Ps.21,203 million and total written-off loans debited against our allowance for impairment losses were Ps.19,169 million. Non-performing loans related to individuals and SMEs represented 73.6% and 7.8%, respectively, of our total non-performing loans for the year ended December 31, 2022, as compared to 56.1% and 6.8%, respectively, of our total non-performing loans for the year ended December 31, 2021. Written-off loans related to individual and SMEs loans represented 73.2% and 15.3%, respectively, of our total written-off loans for the year ended December 31, 2022, as compared to 65.0% and 26.7%, respectively, for the year ended December 31, 2021. There can be no assurance that the levels of non-performing loans and subsequent write-offs will not be materially higher in the future and that this activity will not have an adverse effect on us.

Part of our current growth strategy is also to increase volume in the mortgage portfolio, at the same rate or a slightly higher rate than the market, which may increase the level of non-performing loans in our total loan portfolio. As of December 31, 2022, our mortgage loan portfolio totaled Ps.217,109 million, representing 26.5% of our total loans and advances to customers. If the economy and real estate market in México experience a significant downturn due to any global financial and economic crisis, this could materially and adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of non-performing loans, thereby resulting in a higher allowance for impairment losses and subsequent write-offs. This may materially and adversely affect our asset quality, results and financial condition.

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

Our fees and commissions income (net) from credit and debit cards can also be affected by general economic conditions. For example, although credit card transaction volume and billings recovered from the COVID-19 pandemic in 2021, this recovery slowed in early 2022 in credit card transaction volume and billings, due to among other reasons, declining consumer confidence as a result of economic uncertainty resulting from the challenging macroeconomic conditions. Transaction volumes increased by the fourth quarter of 2020 and we saw strong growth in credit card transaction volume and invoicing in 2022. However, any further decline in consumer confidence could further decrease credit card transactions, which could have a material adverse effect on our results of operations and financial condition.

Even in the absence of a market downturn, our revenues from commissions may also be reduced by legislative changes affecting the financial system.

The financial problems faced by our customers could adversely affect us.

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers. In 2022, inflationary pressures intensified due to a number of factors, including the revitalization of demand for consumer goods, labor shortages, supply chain issues and the rise of the prices of energy, oil, gas and other commodities exacerbated by the war in Ukraine. In an effort to contain inflation, central banks, including the Bank of México, have increased interest rates. These interest rate increases contributed to a slowdown of the global economy. These or other conditions causing market turmoil or economic recession in the future could increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings and deposits in general. Macroeconomic conditions in 2022 also led to significant volatility in financial markets. As a result, our customers have decreased, and may in the future decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results.

We face substantial competition in all parts of our business, including in payments, in originating loans and in attracting deposits. The competition in originating loans comes principally from other Mexican and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans. We anticipate that we will encounter greater competition as we expand our operations. In addition, certain of our competitors, such as “non-regulated Sofomes,” are financial companies which are not regulated and thus, not subject to the same extensive banking regulation, including capitalization and allowance for impairment losses requirements. As a result, certain of our competitors may have advantages in conducting certain businesses and providing certain services and, particularly, may be more aggressive in their loan origination strategies. However, non-regulated Sofomes, are subject to the supervision and oversight of the CNBV, but only with respect to compliance with anti-money laundering and anti-terrorism preemptive regulations.

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

For a number of years, foreign financial institutions have been permitted to establish subsidiary financial groups, banks, broker-dealers and other financial entities in México. According to the CNBV, as of December 31, 2022, México’s ten largest domestic banks, measured in terms of assets, held 83.6% of the total assets in the Mexican banking system; five of these ten banks are foreign-owned. These foreign financial institutions are generally well capitalized, and have substantial resources (such as personnel, technology and product development, and organization); if any of them pursue the Mexican market aggressively by establishing or expanding operations, we may be unable to compete with them.

The CNBV continues, from time to time, to grant banking licenses, including licenses to niche banks that are solely permitted to engage in limited activities. Newly licensed banks are likely to aggressively pursue market expansion, which may adversely affect our activities and results.

In addition, legal and regulatory reforms in the Mexican banking industry have also increased competition among banks and among other financial institutions. In particular, rules applicable to all banks permit the substitution of loans by banks (and the resulting acquisition of customers) by complying with minimum requirements, which are likely to result in banks losing customers to their competitor institutions that embark in aggressive pricing strategies. We believe that the Mexican government’s policies of adopting market-oriented reforms in the financial industry have brought greater competition. Some foreign financial institutions, having greater resources than we do, have entered and may continue to enter the Mexican market either by themselves or in partnership with existing Mexican financial institutions and compete with us. There can be no assurance that we will be able to compete successfully with such domestic or foreign financial institutions.

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

Moreover, there has been a significant increase of FinTech companies in México. The largest segment served by these FinTech institutions in México is payments and remittances, while companies dedicated to lending make up the second largest. However, the operation of FinTech companies in Mexico continues to evolve and is currently shifting, from their original one-product scheme, to a multi-product model through the acquisition of financial entities, such as Sofomes. As a result, some FinTech companies are expanding into other segments such as wealth, enterprise and financial management, crowdfunding, financial wellbeing, insurance and others.

The continuous growth of FinTech institutions in the Mexican financial services sector paired with their wider product offering results in a more challenging and competitive environment. Due to their nimble infrastructure and flexibility, FinTech institutions are taking advantage over traditional banks to enter the market with new and innovative solutions for Mexican businesses and consumers. Low capital requirements, developing regulatory framework and low administrative expenses applicable to FinTech institutions help foster the development of the Mexican FinTech ecosystem.

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

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms which are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with large technology firms, can make it more difficult for us to successfully compete with them and could adversely affect us.

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

In accordance with the FinTech Law, we may establish our own FinTech institution, although we may not use our name or our corporate brand. As a result, we may not be able to realize our full competitive advantage over other companies. In addition, FinTech institutions that obtain authorization from the CNBV could represent a source of new and strong competition for us, which could have an adverse effect on our operations and results, and require additional capital expenditures for further investments in technology.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors affecting México’s economy or a prolonged COVID-19 pandemic with the emergence of variants resistant to existing vaccines. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. The performance of the real estate market may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. As of December 31, 2022, the loan-to-value ratio of our mortgage loan portfolio and the loan-to-value ratio for originations were 53.2% and 69.7% on average, respectively. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make an additional allowance for impairment losses to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition. The value of the guarantees of a portion of the delinquent portfolio has been updated to minimize additional credit losses.

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

From December 31, 2020 to December 31, 2021, total loans and advances to customers increased by 6.9% to Ps.762,088 million (U.S.$39,064 million), during which period our consumer loans to individuals increased by 9.5% to Ps.321,891 million (U.S.$16,500 million) and our mortgage loan portfolio increased by 12.8% to Ps.200,488 million (U.S.$10,277 million). From December 31, 2021 to December 31, 2022, total loans and advances to customers increased by 7.6% to Ps.820,314 million (U.S.$42,048 million), during which period our consumer loans to individuals increased by 14.3% to Ps.367,769 million (U.S.$18,851 million) and our mortgage loan portfolio increased by 8.3% to Ps.217,109 million (U.S.$11,129 million).

The expansion of our loan portfolio (particularly in the mortgage, payroll and auto loan segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of allowance for impairment losses.

Our loan portfolio may not continue to grow at the same rate. Economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate described elsewhere in this Report. For example, in 2020 our total loans and advances to customers decreased by 1.6%, in line with market trends and weak demand conditions due to the COVID-19 pandemic. In 2021 our total loans and advances to customers increased by 6.9%. In 2022 our total loans and advances to customers increased by 7.6%. Nevertheless, a reversal of the rate of growth of the Mexican economy or a further slowdown in the growth of customer demand as a result of the new variants of COVID-19 pandemic could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowance for impairment losses. An increase in market competition, changes in governmental regulations or changes in our credit risk appetite could have similar effects on the growth of our loan portfolio and our required allowance for impairment losses. Economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general, adversely affecting us.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Although we saw a decline in prepayment activity in 2022 as a result of the rising interst rate environment, prepayment risk is inherent to our commercial activity and an increase in prepayments in the future could have a material adverse effect on us.

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

The credit card industry in México is dominated by institutions that may possess greater financial resources and broader coverage in this market than we do. The current growth of FinTech institutions, such as Nubank and others, in this market segment has also increased competition for traditional banks. There is no assurance that we will be able to effectively compete for and retain customers in this competitive industry or that we will be able to implement our experience in the Mexican market successfully.

Our credit card business is subject to a number of risks and uncertainties, including the possibility of over-indebtedness of our customers, despite our focus on low-risk and medium- and high-income customers. We currently segment our credit card portfolio into eight groups based on a composite score comprised of a behavior score based on internal and external data and a credit capacity score based primarily on external data. We perform monthly validations of our scores to test their predictive capacity so that the methodologies can be adjusted, if necessary. Our risk groups, are aligned on our limits strategy. We measure the loss rates for each of the eight groups over a one-year period and compare the average loss rate to our risk appetite within the credit card portfolio. As of December 31, 2022, approximately 93.0% of our credit card portfolio was included in the top seven groups, which together had an average loss rate of 4.9%, which we consider to be low risk.

Credit card products are characterized by higher consumer default than other consumer credit products, and defaults are highly correlated with macroeconomic indicators that are beyond our control. If Mexican economic growth slows or declines, or if we fail to effectively analyze the creditworthiness of our customers (including by targeting certain sectors), we may be faced with unexpected losses that could have a material adverse effect on us. For example, during 2020, our credit card loan portfolio decreased 9.5%, as the COVID-19 pandemic led to a decline in consumer confidence and negatively affected credit card usage and balances. Our credit card loan portfolio recovered somewhat in 2021 in line with the broader economic recovery from the pandemic, but still declined 0.7% year over year as the recovery has been uneven to date. During 2022, our credit card portfolio normalized and grew 21.6%.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and on our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. Our failure to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet the customers’ needs during all their life cycle. In addition, success also depends, to a certain extent, on our ability to continue offering products and services from third parties. However, we cannot ensure that our new products, services and promotional campaigns will be responsive to the needs of our customers or will be successful once offered to our customers, or that they will be successful in the future.

However, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs of our customers, we may lose potential or existing customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

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

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential new business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

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

When the Decree entered into force, various laws were reformed, added and repealed in order to:

i.)Prohibit the subcontracting of personnel for activities that are part of the corporate purpose and the main activity of the entity, and

ii.)Allow the subcontracting of services and specialized works that are not part of the corporate purpose or main activity of the entity, as long as certain requirements are met, such as the contractor is registered in the public register with the Ministry of Labor and Social Security (“STPS” by its Spanish acronym) and is renewed every three years, and

In compliance with the Decree, the Bank hired 4,891 employees who provided non-specialized services who previously worked in its subsidiaries, and 1,044 Bank employees were transferred to some of its subsidiaries. The impact of the Decree was not material for the pension liabilities of the Bank. However, any future changes to labor laws in México could have a material adverse effect on our pension liabilities.

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

We and our affiliates have entered into a number of services agreements, pursuant to which we render services such as administrative, accounting, finance, treasury, legal and other services agreements with our subsidiaries and affiliates. In 2022, the aggregate amount of our expenses related to the service agreements we have with our subsidiaries and affiliates was Ps.5,478 million, or 16.2% of our administrative expenses, and we had an insignificant amount of income related to such agreements. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

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

We have made business acquisitions in past years and may make further acquisitions in the future. It is possible that the goodwill, which has been attributed, or may be attributed, to these businesses may have to be impaired, if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no impairment of goodwill was recognized in 2022, there can be no assurances that we will not have to write off the value attributed to goodwill in the future, which would adversely affect our results and net assets.

Damage to our reputation could cause harm to our business prospects.

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

Additionally, we could suffer significant reputational harm that could affect our business, results of operations and prospects from any negative perceptions regarding topics related to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our business. If regulators or stakeholders consider our efforts to be ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement, other supervisory actions or other harm.

We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us, which could have an adverse effect on our operating results, financial condition and prospects.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture, social and corporate governance policies and management, our profile and the professional opportunities we offer. In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

Climate change can create transition risks, physical risks, and other risks that could adversely affect us.

There is an increasing focus over the risks of climate change and related environmental sustainability matters.

Climate change may imply two primary drivers of financial risk that could adversely affect us:

●	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business and consumer preferences, which could increase our expenses and impact our strategies;

●	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patters, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility; and

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lead to increased credit exposure. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
●	Market and liquidity risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems.
●	Operational risks: Severe weather events could directly impact business continuity and both our customers’ and our operations.
●	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
●	Conduct risks: Conduct risks could develop associated with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies.
●	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

Additionally, the Bank has increased focus on the impact of climate risk change on market, structural and liquidity risk, which arise from the possibility that changes in climate may adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. This risk may have an impact both on financial instruments fair value or portfolios and on the Bank's liquidity. The Bank measures this risk through stress scenarios for both market and liquidity risk.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our core processes and risk management cycle; however, because the timing and severity of climate change may not be predictable and is rapidly evolving, our risk management strategies may not be effective in mitigating climate risk exposure. Additionally, we may become subject to new or heightened regulatory requirements relating to climate change, which may result in increased regulatory, compliance or other costs. As the risks, perspective and focus of regulators, shareholders, employees, and other stakeholders regarding climate change are evolving rapidly, it can be difficult to assess the ultimate impact on us of climate change-related risks, compliance risks, and uncertainties.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Although the global economy has begun to recover from the COVID-19 pandemic, certain adverse effects of the pandemic continue to impact the macroeconomic environment and may persist for some time. Should the ongoing effects of the COVID-19 pandemic continue for an extended period of time, or worsen, our business, financial position, liquidity, results of operations and prospects could be adversely affected.

In 2021, high vaccination rates in many countries and a progressive relaxation of health and safety restrictions, together with the fiscal and monetary policy measures implemented, contributed to an increase in employment levels and recovery of the global economy generally, with some variations across sectors and regions. In 2022, certain adverse consequences of the pandemic continued to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains, that contributed  to rising inflationary pressures. The pandemic remains dynamic and the emergence of variants resistant to existing vaccines remains uncertain.

If new COVID-19 waves force countries to re-adopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades to our credit ratings. See “Risk Factors—Risks Associated with Our Business—Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.”

Moreover, our operations could still be impacted by risks from remote work or bans on non-essential activities. While in 2022 we have progressively returned to the office, we still maintain flexibility to work remotely. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

The extent to which the consequences of the COVID-19 pandemic affect our business, financial condition, liquidity and results of operations will depend on future developments that remain uncertain, including the rate of distribution and administration of vaccines globally, the severity and duration of any resurgence of COVID-19 variants, future actions taken by governments, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Any future outbreak of any other highly contagious diseases or other public health emergency may also have similar adverse effects on our business, financial condition, liquidity and results of operations or cause other risks to us.

Risks Related to Macroeconomic Factors and Market Risk

We are vulnerable to disruptions and volatility in the global financial markets.

A slowdown or recession in México or in the global economy could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, to experience significant difficulties, including runs on deposits and the need for government assistance of the need to reduce or cease providing funding to borrowers (including to other financial institutions).

In 2020, México and several other countries experienced a severe recession as a result of the COVID-19 pandemic. Although the Mexican economy and the global economy began to recover in 2021, macroeconomic conditions began to change in the beginning of 2022 as a result of inflationary pressures, labor shortages, supply chain disruptions and an increase in commodity prices (including, in part, as a result of the war in Ukraine). These conditions led central banks around the world, including the Mexican Central Bank and the U.S. Federal Reserve, to increase interest rates rapidly and caused goblal financial markets to experience episodes of volatility linked to uncertainty about the future evolution of monetary policy in industrialized economies. These episodes in global markets had repercussions in Mexican financial markets, which also experienced volatility.

The continuation of these conditions, together with any future downturn in activity in the United States (U.S.), U.S. policies on trade and immigration, and volatility in global financial markets, could have a material adverse effect on the Mexican economy and its growth prospects, which could have an unfavorable impact on our business. The evolution of U.S. monetary policy, and divergent monetary policies around the world, including in México, might also have a negative impact on the Mexican economy and adversely affect our business.

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

●	Reduced demand for our products and services.
●	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
●	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
●	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our allowance for impairment losses.
●	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
●	Our ability to access capital and liquidity on financial terms acceptable to us, if at all, may be adversely affected. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the interest rates we pay on deposits to attract more customers and/or become unable to maintain certain liability maturities.
●	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results.

In this setting of rapid changes in macroeconomic policies, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results. A deceleration of the Mexican economy, a deep or prolonged recession in the U.S., unexpected impacts from U.S. monetary policy or unexpected changes to economic policy in México would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Our financial results are constantly exposed to market risk. In 2022, inflationary pressures, increases in the prices of energy, oil, gas and other commodities, the war in Ukraine and the lingering effects of the COVID-19 pandemic caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.

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

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results). We monitor our interest rate risk using the Net Interest Margin, or NIM, sensitivity, which is the difference between the return on assets and the financial cost of our financial liabilities based on a one-year period and a parallel movement of an increase or decrease in market interest rates. A movement of 100 basis points (1%) in market interest rates is considered for high volatility currencies, and a movement of 25 basis points for low volatility currencies. As of December 31, 2022, the NIM sensitivity was Ps.432 million.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. Additionally, a shrinking yield premium between short-term and long-term market interest rates coupled with inflation, could adversely affect our business and results of operations.

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

If any of these risks were to materialize, our net interest income or the market value of our assets and liabilities could suffer a material adverse impact.

Market conditions have resulted, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets, which tends to cause a widening of credit spreads, including as a result of the war in Ukraine or the lingering effects of the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

One of our main strategies is to focus on the retail banking sector with customer centricity and to grow our individual loan portfolio, particularly mortgage, payroll and auto loans. The recoverability of retail loans and our ability to increase the amount of loans outstanding, and our results and financial condition in general, may become increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses that could have a material adverse effect on us. In 2020, the Mexican economy experienced an unprecedented contraction of 8.5% as a result of the COVID-19 pandemic and then recovered in part in 2021 with GDP growth of 5.0%. In 2022, the Mexican economy continued its recovery, with a growth rate of 3.0%. We can provide no assurance that GDP growth rates will increase in the future, or that they will not regress further.

Furthermore, because the penetration of bank lending products in the Mexican retail sector historically has been low, there is little basis on which to evaluate how the retail sector will perform in the recovery from the crisis caused by the coronavirus pandemic. Consequently, our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they become due, or we can only secure them at an excessive cost. This risk is inherent to any banking business and can be heightened by both enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings, and market-wide phenomena such as market dislocation, including as a result of the war in Ukraine or new outbreaks of the COVID-19 pandemic. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in interbank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Disruption and volatility in the global financial markets could also have a material adverse effect on our ability to access capital and liquidity on terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing interest rates, general liquidity conditions in the financial system and to our credit spreads. Increases in interest rates and/or in our credit spread, or deterioration of general liquidity conditions, could significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

For example, during 2020 and 2021, the COVID-19 pandemic had a major impact on the global economy, leading central banks to adopt unprecedented measures to support economic activity and financial markets. As a result, many central banks kept reference rates at historically low levels and used other type of monetary policy tools, such as asset purchases. More recently, in 2022, central banks began increasing interest rates in response to inflationary pressures, with the Mexican Central Bank raising interest rates eight times during the year by a total of 500 basis points.

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

More recently, as the outlook for the global economy has improved and inflation pressures have begun to rise, some central banks have started a gradual tightening of monetary policy. The pace and timing of policy tightening has varied across countries depending on a range of factors, including the overall state of the economy and the outlook for inflation. Regarding the United States, the Federal Reserve raised the reference rates seven times for aggregate 425 basis points throughout 2022 to reach a range of 4.25-4.50% as of year end.

In Mexico, the Central Bank kicked-off the tightening process earlier and raised the reference rate on five occasions for an aggregate of 150 bps during 2021 to reach 5.50% as of year end and an additional 500 basis points during 2022 to reach 10.50% as of year end.

We anticipate that our customers will continue, in the near future, to make deposits, and we intend to maintain our emphasis on the use of banking deposits as our main source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future, if deposits are not made in the volumes we expect or if we face a higher than expected churn rate. If a substantial number of our depositors withdraw their demand deposits or do not roll-over their time deposits upon maturity, we may be materially and adversely affected.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Many Mexican banks have suffered severe liquidity problems from time to time. We have not suffered material liquidity problems since the 1995 to 1996 period, when we experienced a significant increase in the cost of funding as a result of the financial crisis in México. During that period, we were able to obtain the required funding, but at a higher cost. While we have not suffered material liquidity problems in recent years, we cannot assure that liquidity problems will not affect the Mexican banking system or that liquidity constraints will not affect us in the future. While we expect to be able to refinance our liabilities, we cannot assure that we will be able to repay our liabilities or refinance our liabilities on favorable terms or at all.

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The Liquidity Coverage Ratio (LCR) is a liquidity standard to measure if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. As of December 31, 2022, our LCR ratio was 196.6%, above the 100% minimum requirement. The Net Stable Funding Ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of December 2022, the NSFR ratio for the Bank was 119.97%. Both ratios are calculated in accordance with the European Central Bank. When calculated pursuant to the regulatory requirements of the Mexican Central Bank and the CNBV, the Bank’s average LCR for 2022 was 185.82%.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies evaluate us on a regular basis, and their ratings of our debt are based on multiple factors, including both our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating may be affected by the rating of Mexican sovereign debt. If Mexico’s sovereign debt is downgraded our credit rating could also likely be downgraded.

Any downgrade in our debt credit ratings would likely increase our borrowing costs, could limit our access to capital markets and adversely affect our commercial business. For example, a significant ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

On December 1, 2022, Fitch Ratings affirmed all Banco Santander México’s credit ratings. The Outlook is Stable.

On May 9, 2022, Moody’s affirmed our Adjusted Baseline Credit Assessment at baa1. Our Senior Unsecured Ratings, both foreign and domestic currency, were affirmed at Baa1 with a stable outlook. Additionally, Moody’s affirmed our long- and short-term counterparty risk assessments (CRAs) at A3(cr) and P-2(cr), respectively.

As part of our funding tools, we rely in part on domestic, peso-denominated issuances with long-term maturities, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively. We have not been required to post additional collateral or take other actions under any of our derivative contracts.

Banco Santander Parent’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s Investors Service España, S.A., A+ stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd (long term bank deposit rating).

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

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend on numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of our ratings is linked, to a large extent, to the general macroeconomic outlook which includes the impact of inflationary pressures, labor shortages, rising commodity prices, the war in Ukraine and the COVID-19 pandemic (including, for example, new variants, new lockdowns, etc.) on our asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

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

Market practices and documentation for derivative transactions in México may differ from those in other countries. In addition, the execution and performance of these transactions depends on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

We may not effectively manage risks associated with the replacement or reform of benchmark indices.

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

On March 5, 2021, the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), published an announcement to confirm the dates immediately after which all LIBOR settings would either cease to be provided by any administrator or no longer be representative. The FCA announced that on December 31, 2021 all tenors would cease to be provided by any administrator except for the overnight, 1-, 3-, 6- and 12-month USD LIBOR tenors, which will be discontinued on June 30, 2023.

In March 2022, the US Congress passed the Adjustable Interest Rate (LIBOR) Act ('the LIBOR Act'). This legislation establishes a uniform process, on a nationwide basis, for replacing LIBOR in existing contracts the terms of which do not contain fallback provisions by automatically replacing LIBOR, on the LIBOR replacement date (expected to be the first London banking day after June 30, 2023), with the 'Board-selected benchmark replacement'. On December 16, 2022, the Federal Reserve Board adopted a final rule that implements the LIBOR Act and identifies these benchmark replacements, which differ for different contracts, but are all based on SOFR.

We have focused and continue to focus on making all the contractual, commercial, operational and technological changes necessary to address relevant pending milestones. Most of our contracts affected by the USD LIBOR Reform are adhered to the International Swaps and Derivatives Association (ISDA) Protocol and will transition automatically to the new reference rates.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which introduce a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans and (vii) litigation risks and risks relating to other disputes and actions with clients, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability.

The implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, which is affected by the quality and scope of information available in México, could materially and adversely affect us and we may be exposed to unidentified or unanticipated risks.

Risk management is a central part of our activities. We seek to manage and control our risk exposure through a forward-looking management model, based on robust governance and advanced tools, supported by a risk culture that permeates the organization. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such management model may not be fully effective at mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

Some of our tools and metrics for managing risk are based on our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Thus, our losses could be significantly higher than the historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly.

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

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results.

Failure to effectively implement, consistently monitor or continuously improve our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

In addition, the effectiveness of our credit risk management is affected by the quality and scope of information available in México. In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the Mexican credit information companies and other sources. Due to limitations in the availability of information and the developing information infrastructure in México, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for impairment losses may be materially adversely affected.

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

The Mexican Congress also approved a number of changes to the Mexican Banking Law in recent years. One of the main changes to the Mexican Banking Law was the grant of authority to the SHCP to conduct evaluations of Mexican banks. The SHCP conducts evaluations of Mexican banks through the Guidelines for the Assessment on the Performance of Credit Institutions (the “Guidelines”), which were published in the Federal Official Gazette on December 31, 2014 and the “Strategic Questionnaire” which is completed annually.

The final result for the Bank on its performance evaluation for 2020 and 2021 was “Satisfactory”, considering the qualification obtained by Banco Santander México on the “Banks’ Evaluation Index” and the qualification obtained on the “Strategic Questionnaire”. On February 15, 2023, we filed our responses to the 2022 "Strategic Questionnaire" with the SHCP.

Results of evaluations are required to be made publicly available by the SHCP. Negative or deficient results of evaluations may result in corrective measures being ordered, including a requirement to present a plan to correct such deficiencies. It is uncertain what such measures may be and whether the imposition of such measures on us may have a material adverse effect on our business.

We cannot predict the terms that will be included in the evaluation report prepared by the SHCP, particularly in relation to lending to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that we have not complied with applicable requirements, we may be forced to lend to certain sectors of the economy or to certain persons that may not meet our credit quality or other standards specified in our policies, that we may not be familiar with or that are not acceptable credit risks, which in turn may impact our financial condition and results. Furthermore, if we were to fail any evaluation, publicity surrounding such failure may impact our reputation, which in turn may adversely impact our ability to conduct business in México and our financial condition and results.

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

In México, the Law for the Protection and Defense of Financial Services Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any specific limit on interest rates or commissions. However, under the Law for the Transparency and Ordering of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros), the Mexican Central Bank may issue regulations, and has veto power, in respect of interest rates or commissions, if it determines that economic conditions are not conducive to competition (after hearing the opinion of the COFECE). Although the Mexican government could impose limitations or additional informational requirements regarding such interest rates or commissions in the future, as of the date of this Report, the Mexican Congress and Mexican regulators (including the Mexican Central Bank) have not proposed any specific limit to the interest rates or commissions we may charge. A large portion of our revenues and operating cash flow is generated by interest rates or commissions we charge to our customers, and any such limitations or additional information requirements could have a material adverse effect on us.

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

Claims by COFECE

Investigation by COFECE in the payment systems market

In 2018, COFECE initiated an investigation proceeding regarding the payment systems market, with the purpose of determining the possible existence of barriers to free competition. In México, payments are processed by two payment switches, Promoción y Operación, S.A. de C.V. (PROSA) and EGLOBAL. PROSA is owned by six banks, including Banco  Santander México. COFECE required Banco Santander México, as a participant of the investigated market and a shareholder of PROSA, to provide information to COFECE in connection with the investigation.

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

On June 15, 2022, we petitioned COFECE to issue a resolution concluding the PROSA investigation, as the statute-of-limitations for COFECE to issue a resolution had expired. However, COFECE has postponed the issuance of its final resolution due to a lack of quorum of its board. We expect COFECE to resolve this investigation by March 2023.

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

Antitrust Class Action Filed in NY

A putative class action filed in New York federal court by two U.S. pension funds on March 30, 2018, alleges that the Bank, along with other members of the Santander Group including Santander España, violated U.S. antitrust laws by conspiring with other major financial institutions, including Banco Bilbao Vizcaya Argentaria (BBVA), J.P. Morgan Chase, HSBC, Barclays, Deutsche Bank, Bank of America and Citi, to rig auctions and fix prices of MGBs, allegedly inflating prices.

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

As mentioned above, on October 8, 2019, COFECE issued its report determining that the alleged antitrust practices were probably executed by two former employees of Banco Santander México. Following the publication of COFECE’s report, the plaintiffs asked the court to extend their deadline to file an amended complaint until December 9, 2019. On October 1, 2019, the court dismissed the complaint based on the fact that the plaintiff had not filed a claim. However, the plaintiffs filed an amended complaint thereafter. We filed our defense.

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

IPAB manages the bank savings protection system and the financial support granted to banks in México. Under Mexican law, banks are required to make monthly contributions to IPAB to support its operations that are equal to 1/12 of 0.004% (the annual rate) multiplied by the average of certain liabilities minus the average of certain assets. Mexican authorities impose regular assessments on banking institutions covered by IPAB for funding. We contributed to IPAB Ps.3,859 million in 2020, Ps.3,801 million in 2021 and Ps.3,981 million in 2022. In the event that IPAB’s reserves are insufficient to manage the Mexican bank savings protection system and provide the necessary financial support required by troubled banking institutions, IPAB maintains the right to require extraordinary contributions to all banking institution participants in the system, which we may be required to make and may be significant. Although we have not been required to make extraordinary contributions to the IPAB in the past, we may be required to make extraordinary contributions in the future. Such extraordinary contributions would increase our expenses and could have a material adverse effect on us.

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

As a result of such expansion, COFECE has the ability to initiate investigations on the equality of commercial practices, including with respect to antitrust practices, within the Mexican Financial System, as well as to impose fines and penalties established in the laws applicable to COFECE at any time, which could have a material adverse effect on our reputation, business, financial condition or results of operation. As of the date of this Report, no such investigations have commenced. See “–We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints” above.

We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism (“AML/CFT”), anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime compliance (“FCC”) regulations). These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees, the members of our Board of Directors and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local FCC team.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CFT, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Key standard-setting and regulatory bodies continue to provide guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations require automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. On the other hand, emerging technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds. However, we continue to implement controls for the detection and prevention of the aforementioned operations through such technological means.

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

The reputational damage to our business and brand would be severe if we were found to have breached AML/CFT, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with breaches of AML/CFT, anti-bribery and corruption, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission and other processing of confidential, sensitive or personal data and other information using our computer systems and networks or those of our third-party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Data breaches, security incidents and data losses can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.

Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyberattacks or subject to other information security incidents or breaches. This is especially applicable in the current global environment, with the war in Ukraine resulting in an increased risk of cyberattacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the war. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyberattacks. If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, it could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, as well as violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

We are required to report every event related to information security issues, such as hacking or hacking attempts, events where customer information may be compromised, unauthorized access and other security breaches to the CNBV.

During 2022 and to date in 2023, we have not experienced any material information security problems and we have not had to report any such events to the CNBV.

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

If we or our third-party vendors fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumventions of our information technology systems or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-

term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyber-attack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

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

Taking into account the increase, in recent years, in the cyber-attacks suffered by banking institutions active in México and internationally, we have established security controls to prevent cyber-attacks and/or other breaches to the security of our networks and information technology systems. We periodically update our equipment, networks and software as a security measure, following market standards and allocating a percentage of our annual budget to such measures. If we are not able to maintain adequate security systems, we could be subject to regulatory sanctions and reputational and/or financial damage.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including among others in connection with conflicts of interest, lending and derivatives activities, trustee activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. As of December 31, 2022, we have set aside Ps.3,009 million (U.S.$154 million) as provisions for these legal actions (including tax-related litigation). For more details on provisions for tax and legal matters, see Note 24.a to our audited financial statements included elsewhere in this Report. However, the amount of these provisions, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our results for a particular period.

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

As a financial institution, we are subject to extensive regulation, including regulation by the Mexican Central Bank, the CNBV and the SHCP, which materially affects our businesses. The statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time, and the interpretation and application of those laws and regulations by regulators is also subject to change. The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital, funding, and liquidity requirements. These and other regulatory reforms adopted or proposed in the recent years in México, the United States or worldwide have increased and may continue to materially increase our operating costs and negatively affect our business model. Furthermore, regulators have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be domestic systemically important institutions. Additionally, the volume, granularity, frequency and scale of regulatory and other reporting requirements demands a robust and transparent data-management strategy to enable consistent aggregation, and reporting of financial and operational information. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

For example, regulators are able to restrict the payment of dividends by financial institutions such as the Bank and in response to the COVID-19 pandemic, the SHCP through the CNBV issued a recommendation that banking institutions not pay dividends to shareholders in 2020. Banco Santander México did not pay dividends in 2020.

Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, limit our ability to provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us and could limit our ability to distribute capital and liquidity. Future liquidity standards could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulators, as part of their supervisory function, periodically review our allowance for impairment losses. Such regulators may require us to increase our allowance for impairment losses or to recognize further credit losses. Any such additional allowance for impairment losses, as required by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. During 2020, the CNBV issued certain resolutions and temporary accounting provisions in response to the COVID-19 pandemic. As part of these resolutions, the CNBV postponed the adoption of several amendments to the Mexican Banking GAAP standards applicable banks, which were originally scheduled to go into effect on January 1, 2021. These amendments primarily relate to the way in which we account for our allowance for impairment losses for local purposes to align them more closely with IFRS 9 and went into effect on January 1, 2022.

The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with: (i) a 2.5% capital conservation buffer, (ii) a 1.20% domestic-systemically important bank supplement (which corresponds to all banks that fall in the Grade III category), and (iii) a counter-cyclical capital buffer (currently at 0.0%), that combined add up to an 11.7% capital requirement. Any failure by us to maintain this minimum will result in administrative actions and/or sanctions which may affect our ability to fulfill our obligations, including losing our banking license. As of December 31, 2022, the Bank maintains capital indices above regulatory levels.

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

In addition to the changes to the capital standards described above, the Basel III framework also introduces the Basel Committee’s global quantitative liquidity standards, which include the Liquidity Coverage Ratio, or LCR, and the Net Stable Funding Ratio, or NSFR. The objectives of the LCR and NSFR, respectively, are to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to meet 30-day cash outflows during a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. On August 23, 2021, the CNBV published in the Federal Official Gazette a resolution containing the rules aimed to provide new liquidity requirements for banks (“las nuevas Disposiciones de carácter general sobre los requerimientos de liquidez para las Instituciones de Banca Múltiple”) which took effect on March 1, 2022. Among the principal changes is to require a new funding ratio for local purposes, the Coeficiente de Financiación Estable Neta (“CFEN”), as well as to change the method in which we account for deposits for local purposes. Our calculation of the LCR and NSFR is not  affected by these changes.

As part of our liquidity management model, in recent years we have been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

Our LCR levels exceeded 100% throughout 2022, thereby surpassing regulatory requirements.

In addition, pursuant to CNBV resolutions adopted in 2016, we are required to calculate on a monthly basis and publish our leverage ratios on a quarterly basis. Such ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

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

Our leverage ratio as of December 31, 2022 was 7.13%, as of November 30, 2022 was 6.82%, as of October 31, 2022, was 6.86%, as of September 30, 2022 was 6.85%, as of June 30, 2022 was 7.13%, as of March 31, 2022 was 7.97%, and as of December 31, 2021 was 8.92%.

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

Risks Related to our Operations and Controls Regulation

If we are unable to manage the growth of our operations or to integrate successfully our inorganic growth, this could have an adverse impact on our profitability.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology in an effective on a timely and cost-effective manner. We must continually make significant investments in, and improvements to, our information technology infrastructure and information management systems in order to meet the needs of our customers. For 2023, 74.1% of our capital expenditures budget for information technology is designated for replacing obsolete hardware and software in order to minimize technological risk and the implementation of new digital technologies. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-efficient manner could have a material adverse effect on us. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-efficient manner could have a material adverse effect on us.

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

We prepare our financial statements in accordance with IFRS. As a result, our financial data as of and for the years ended December 31, 2020, 2021 and 2022 presented in this Report has been derived from our audited financial statements prepared in accordance with IFRS. However, as per Mexican Central Bank regulations and CNBV reporting requirements, we also prepare our financial statements in accordance with Mexican Banking GAAP. Because IFRS differs in certain significant respects from Mexican Banking GAAP, any Mexican Banking GAAP financial information related to our business for any period is not directly comparable to our IFRS financial data. The lack of comparability of our IFRS and Mexican Banking GAAP financial data from period to period may make it difficult to gain a full and accurate understanding of our operations and financial condition.

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

We concluded in our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 that our internal control over financial reporting was effective. If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operation and cash flows.

Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial and non-financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the Bank in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Risks Relating to México

Adverse economic conditions in México could have a negative effect on us.

We are a banking institution, and substantially all of our operations and assets are in México and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results may be affected by the general condition of the Mexican economy, the depreciation of the peso as compared to the U.S. dollar, price instability, inflation or deflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting México, over which we have no control. The economy of México has experienced significant volatility in past decades, characterized, in some cases, by slow or regressive growth and contraction, declining investment and high inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economy to which we lend.

A substantial amount of our loans is to customers doing business in México. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results and financial condition in general, are dependent to a significant extent on the level of economic activity in México. Our results and financial condition could be affected by changes in economic or other policies of the Mexican government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in México.

Negative and fluctuating economic conditions, such as a changing interest rate environment, affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. Negative and fluctuating economic conditions in México could also result in government defaults on public debt. This could affect us in two ways: directly, through loan portfolio losses, and indirectly, through the instability that a default in public debt could cause to the economy in general and the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in México. No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic conditions.

According to the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), and the Mexican Central Bank. In 2020, GDP decreased 8.5% in the context of the COVID-19 pandemic and inflation reached 3.15%. In 2021, GDP increased 5.0% and inflation reached 7.36% with the economy recovering partially from the pandemic. In 2022, GDP increased 3.0% and inflation reached 7.82%, as the economy continued to recover and inflation increased globally.

México also has, and is expected to continue to have, volatility in exchange and interest rates. The annualized interest rates on 28-day Mexican Treasury Bills (Cetes) averaged approximately 5.3%, 4.4% and 7.8% for 2020, 2021 and 2022, respectively. Relative to the U.S. dollar, the peso depreciated by 5.6% in 2020, depreciated by 3% in 2021 and appreciated to Ps.19.51 per U.S. $1.00 on December 31, 2022, all in nominal terms. The peso continues to be affected by uncertainty and volatility in the global markets.

Our business may be significantly affected by the general condition of the Mexican economy, by the rate of inflation or deflation in México, interest rates in México and exchange rates for the Mexican peso or by changes in oil prices. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or a shift to lower-margin services and products. Because a significant percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.

Political decisions in México could have a material adverse effect on us.

The Mexican government exercises considerable influence over many aspects of the Mexican economy. Our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, changes in the financial, governance and operating structure of state-owned enterprises, such as Petróleos Mexicanos (PEMEX) and Comisión Federal de Electricidad (CFE), and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate and fee caps, as well as tax policies. As a result, the actions of the Mexican government concerning the economy and regulation of certain industries, including the financial services sector, could have a significant effect on Mexican private sector entities, including us, and on market conditions, prices and returns on Mexican securities, including our securities.

Since taking office in 2018, Andrés Manuel López Obrador government’s stance regarding macroeconomic policy has been focused on maintaining economic stability with an explicit emphasis on the importance of Mexican Central Bank’s autonomy and balanced public finances, as shown by the reluctance to increase public spending even in the face of the COVID-19 pandemic. Some measures in specific sectors, including energy and infrastructure, have generated uncertainty and led to weaker private investment and overall growth.

In 2020, in the midst of an uncertain economic environment given the COVID-19 pandemic, a modest economic support package and concerns regarding PEMEX’s financial conditions, all three major credit rating agencies downgraded México’s sovereign rate, although they maintained its investment grade rating in all cases. Moody’s downgraded Mexico’s rating from A3 to Baa1 with negative outlook; S&P downgraded México’s rating from BBB+ to BBB with negative outlook; and Fitch downgraded México’s rating to BBB- with stable outlook. In 2021, the three major rating agencies confirmed their rating and outlook from the previous year. In 2022, Moody’s downgraded México’s rating from Baa1 to Baa2, thereby maintaining its investment grade, and changed its outlook from negative to stable. Subsequently all three major rating agencies reaffirmed their ratings and their stable outlook.

The Bank also has exposure to the electricity industry. In the past, the Bank has been a main participant in the funding and development of renewable energy projects. However, the current administration introduced several legal reforms that aim to reverse the liberalization of the sector since the 2013 reform that have made funding such projects more difficult. Any changes in regulations in the energy and electricity industries that negatively impact our customers may have a material adverse effect on our results and financial condition.

In 2021, México held federal elections for 500 members of congress, 16 state governors as well as local members for congress and city halls. The results were mixed for the governing party, Morena, which was able to win several governorships, giving the party a strong political platform ahead of the 2024 presidential election. However, Morena and its political coalition lost their qualified majority in the lower house of Congress, which implies that President López Obrador requires the opposition parties in order to secure constitutional reforms. We cannot provide any assurance that future political events in México, over which we have no control, will not have an unfavorable impact on our financial position or results.

Developments in other countries may affect us, including the prices for our securities.

Financial and securities markets in México are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect our business, financial condition and results. Although economic conditions in other countries may differ significantly from economic conditions in México, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, including us. For example, although we do not have operations in Europe, since the first quarter of 2022, the war in Ukraine has caused significant increases in commodity prices, including energy prices, globally and led to significant volatility in financial markets globally.

In addition, in recent years, economic conditions in México have become increasingly correlated to economic conditions in the United States. Accordingly, any adverse change in U.S. trade or other policy with respect to México or change in the U.S. economy, such as higher interest rates or changes in fiscal and monetary policies in the U.S. may have an adverse impact on the Mexican economy. In particular, monetary policy in the United States and the U.S. administration’s policies on trade and immigration, particularly towards México, have led to episodes of volatility of the peso/dollar exchange rate. The relative strength or weakness of the U.S. dollar against other currencies, including the Mexican peso, may also impact the growth of the national manufacturing sector, thus affecting economic activity in México, as well as domestic prices and inflation. Thus, we cannot assure that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

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

The volatility in peso exchange rates and interest rates in México could have a material adverse effect on our business.

We are exposed to currency risk any time we hold an open position in a currency other than pesos and to interest rate risk when we have an interest rate repricing gap or carry interest-earning securities having fixed real or nominal interest rates. Peso exchange rates and interest rates in México have been subject to significant fluctuations in recent years. Because of the historical volatility in peso exchange rates and interest rates in México, the risks associated with such positions may be greater than in certain other countries. Our foreign currency liabilities are subject to regulation by the Mexican Central Bank, which imposes liquidity requirements in matching currencies, depending upon the maturities of such liabilities. As of December 31, 2022, the value at risk, or VaR, associated with our financial instruments sensitive to interest rates and foreign currency exchange rates was U.S.$2 million (Ps.38 million) and U.S.$1 million (Ps.15 million), respectively. Although we follow various risk management procedures in connection with our trading and treasury activities and are subject to regulations that seek to avoid important mismatches, there can be no assurance that we will not experience losses with respect to these positions in the future, any of which could have a material adverse effect on our business, including our results.

Severe devaluation or depreciation of the peso may have an adverse effect on us by, for example, increasing in peso terms the amount of our foreign currency-denominated liabilities and the rate of default among our customers or affecting our results when measured in U.S. dollar terms. In addition, severe depreciations may result, as in the past, in the implementation of exchange controls that may impact our ability to convert pesos into U.S. dollars or to transfer currencies outside of México, which may have an impact on us.

Negative economic conditions and volatility in global financial markets, fluctuations in oil and commodity prices, geopolitical conflicts, slow economic activity in advanced and emerging markets, uncertainty about interest rates in the United States and episodes of heightened risk aversion have translated into high volatility in international and domestic markets in the past.

As a result, the Mexican peso has suffered significant fluctuations in the past years. For instance, as of December 31, 2020, the peso depreciated to 19.91 per U.S.$1.00. As of December 31, 2021, the peso depreciated to 20.51 per U.S.$1.00. As of December 31, 2022, the peso appreciated to Ps.19.51 per U.S.$1.00.

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

Severe devaluation or depreciation of the peso may also result in government intervention, as has occurred in other countries, or disruption of international foreign exchange markets. While the Mexican government does not currently restrict, and for several decades has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of México, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future. Accordingly, fluctuations in the value of the peso against the U.S. dollar could have a material adverse effect on us.

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

Issuers of securities in México are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with Mexican Banking GAAP, which differs from IFRS in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

Violence in México has adversely impacted, and may continue to adversely impact, the Mexican economy and could have a material adverse effect on us.

México has experienced a significant increase over the past years in violence related to illegal drug trafficking. This increase in violence has had an adverse impact on economic activity throughout México. Also, social instability in México or adverse social or political developments in the country could adversely affect our ability to conduct our business and offer our services and our ability to obtain financing. We cannot assure that the levels of violent crime in México, over which we have no control, will not increase or decrease and will have no further adverse effects on México’s economy or on us.

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

Mexican governmental institutions have exercised, and continue to exercise, considerable influence over the Mexican economy, including to control inflation. This involvement, together with México’s political and economic conditions, could adversely affect our financial condition and the market price of our securities.

Mexican public institutions frequently intervene in the Mexican economy and occasionally make significant changes in policies and regulations. Actions by Mexican public institutions to control inflation and other policies and regulations historically have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency fluctuations, taxation on investment flows, capital controls and limits on imports. Our business, financial condition and results, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving, among others:

●	interest rates;
●	exchange rates and controls and restrictions on the movement of capital out of México;
●	reserve requirements;
●	capital requirements;

●	currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	restrictions on our operations due to public health concerns; and
●	tax and regulatory policies.

México has experienced high rates of inflation in the past and has therefore implemented monetary policies that have resulted in high nominal interest rates. In 2021, and throughout 2022, inflation began increasing globally, including in México, prompting central banks to increase interest rates. For example, in 2022, the Mexican Central Bank raised interest rates eight times throughout the year by a total of 500 basis points in aggregate. The Mexican government’s measures to fight inflation, principally through the Mexican Central Bank, have had and may in the future have significant effects on the Mexican economy and our business. Tight monetary policies with high interest rates and high compulsory deposit requirements may restrict México’s growth and the availability of credit, reduce our loan volumes and increase our impairment losses. Conversely, more lenient government and Mexican Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our interest rate spreads.

Although the Mexican government has implemented what we consider to be relatively sound macroeconomic policies over the past years, uncertainty over whether the Mexican government will implement changes in policy or regulation in the future may contribute to economic uncertainty in México and to heightened volatility in the Mexican securities markets and in the securities issued abroad by Mexican issuers. These uncertainties and other developments in the Mexican economy may adversely affect us and the market value of our securities.

Exposure to Mexican government debt could have a material adverse effect on us.

Like many other Mexican banks, we invest in debt securities of the Mexican government (including those issued by the Mexican Central Bank). As of December 31, 2022, approximately 19.6% of our total assets and 76.3% of our debt securities portfolio was comprised of debt securities issued by the Mexican government (including those issued by the Mexican Central Bank). Any failure by the Mexican government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Investors may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We and all of our subsidiaries are organized under the laws of México. Our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors, officers or controlling persons has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

Additionally, investors may experience difficulty in México enforcing foreign judgments obtained against us and our executive officers, directors and controlling persons, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Mexican counsel, there is doubt as to the enforceability against such persons in México, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See “Enforcement of Judgments.”

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

We operate as a stand-alone subsidiary within the Santander Group. Our principal shareholders have no liability for our banking operations, except for the amount of their respective holdings of our capital stock. Banco Santander Parent, our controlling shareholder, currently beneficially owns directly and indirectly 96.16% of our common stock (including Series B and Series F shares) through its 100% ownership of Grupo Financiero Santander México and its direct ownership of a significant percentage of our Series B shares. Due to its share ownership, our controlling shareholder has the ability to control us, including the ability to:

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

We follow Banco Santander Parent’s Group-Subsidiary Governance Model and Guidelines for Subsidiaries, which were updated and simplified in 2019 and 2020 and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020, January 28, 2021, April 22, 2021, October 28, 2021, and October 27, 2022, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict. See “Item 16G. Corporate Governance.”

The interests of Banco Santander Parent may differ from our interests or those of our other shareholders, and the concentration of control in Banco Santander Parent will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

There may be a lack of liquidity and market for our shares and ADSs.

Since 2017, our ADSs have been listed and traded on the NYSE under the symbol “BSMX” and our Series B shares have been listed and traded on the Mexican Stock Exchange under the symbol “BSMX”. As December 31, 2022, we had 6,786,994,357 shares of common stock outstanding, including 3,322,685,212 Series B shares and 3,464,309,145 Series F shares. The Mexican securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.

Moreover, there can be no assurance that a liquid trading market for our Series B share will continue to exist. Beginning in March 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%. The tender offer and exchange offer further reduced the liquidity and market for our shares and ADSs. In addition, in October 2022, Banco Santander Parent announced that it intends to make concurrent cash tender offers in México and the United States to acquire all of the issued and outstanding Series B shares, subject to receipt of regulatory approvals. In November 2022, our shareholders approved the deregistration of our shares from the Mexican National Securities Registry and the delisting of the ADSs from the NYSE, subject to completion of the tender offers. There can be no guarantee that an active trading market for the ADSs will exist following such deregistration and delisting.

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

We will not treat holders of ADSs as our shareholders and they may not be able to exercise shareholder rights. The depositary is the holder of the Series B shares underlying the ADSs and holders may exercise voting rights with respect to the Series B shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Series B shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Series B shares will receive notice of shareholders’ meetings generally through publications in newspapers of wide distribution in México and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the way in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Series B shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Series B shares. The Series B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

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

Our corporate affairs are governed by our bylaws and Mexican Corporations Law (including specific laws that regulate us as a bank) which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside México. Under Mexican Corporations Law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside México. For example, under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in some respects, less than, or different from, those existing in the United States and certain other jurisdictions.

Actions against officers and directors may only be initiated by holders of blocks of 5% of our outstanding Series B shares (including Series B shares underlying ADSs), as opposed to a single shareholder or group of affected shareholders, and are shareholders’ derivative suits, which benefit us (as the affected company) rather than affected shareholders directly. Rules and policies against self-dealing and regarding conflicts of interest may also be less well-defined and enforced in México than in the United States, putting holders of our Series B shares and ADSs at a potential disadvantage. In particular, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive or developed as in the United States. The duties of care and loyalty of directors and officers are solely defined by the Mexican Securities Market Law and have not been interpreted or defined by courts and, as a result, the judicial interpretation of the meaning and extent of such duties is uncertain. Although México recently passed laws that permit the initiation of class actions, rules implementing applicable law have not fully developed procedural requirements for class action lawsuits. There has not been a considerable number of claims relating to breach of duties, whether as class actions or as derivative suits, to encourage litigation based upon breaches of fiduciary duties or to assist in the predictability of the outcome of any potential action. As a result, it may be more difficult in practice for our minority shareholders to decide to exercise or enforce their rights against us and our directors, officers or controlling shareholders than it would be for shareholders of a U.S. company.

Although Mexican Corporations Law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in México, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

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

Investing in securities that trade in emerging markets, such as México, often involves greater risk than investing in securities of issuers in the United States, and such investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of broker-dealers and institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. Accordingly, although ADS holders are entitled to withdraw the Series B shares underlying the ADSs from the depositary at any time, their ability to sell such shares in the Mexican securities market at a price and time they desire may be limited.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

General

We are the second-largest bank in México based on total assets, the third-largest based on total loans and net profit and the fourth-largest based on deposits, as of December 31, 2022, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in México, including retail and commercial banking, and securities underwriting. As of the date of this report, our main subsidiaries are: (i) Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and (ii) Santander Tecnología México, S.A. de C.V.

Our principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, México. Our telephone number at that address is +52 55 5257-8000 and our website is www.santander.com.mx. None of the information contained on our website is incorporated by reference into, or forms part of, this Report.

Our agent for service of process is Banco Santander, S.A., New York Branch, Attn.: James H. Bathon, Chief Legal Officer, 45 E. 53rd Street New York, New York 10022.

History

Banco Santander México was incorporated on November 16, 1932, under the name Banco Mexicano. Following several mergers and changes thereafter, in 1997, Banco Santander Parent ultimately acquired the predecessor to our former holding company, Grupo Financiero Santander México, S.A.B. de C.V. (the “Former Holding Company”). Some of the key milestones of the Bank in recent years include:

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

On March 23, 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%.

On December 22, 2021, Banco Santander México obtained the authorization from Banco Santander Parent to carry out the merger through absorption of Santander Consumo and Santander Servicios Especializados into Banco Santander México, with Banco Santander México the surviving entity. On December 15, 2022, the SCHP further authorized the aforementioned merger with an effective date of January 1, 2023.

In addition, in October 2022, Banco Santander Parent announced that it intends to make concurrent cash tender offers in México and the United States to acquire all of the issued and outstanding Series B shares, subject to receipt of regulatory approvals. In November 2022, our shareholders approved the deregistration of our shares from the Mexican National Securities Registry and the delisting of the ADSs from the NYSE, subject to completion of the tender offers. The offers commenced on February 7, 2023 and will expire on March 8, 2023, which expiration date may be extended in accordance with applicable law.

Capital Expenditures and Divestitures

In 2020, our capital expenditures were Ps.5,879 million, 68.8% (Ps.4,045 million) of which was spent on information technology and the remainder Ps.1,834 million which was spent on furniture, fixtures and equipment. In 2021, our capital expenditures were Ps.5,905 million, 71.5% (Ps.4,222 million) of which was spent on information technology and the remainder Ps.1,683 million which was spent on furniture, fixtures and equipment. In 2022, our capital expenditures were Ps.7,191 million, 68.8% (Ps.4,948 million) of which was spent on information technology and the remainder Ps.2,243 million which was spent on furniture, fixtures and equipment.

For 2023, we have a capital expenditures budget of Ps.10,466 million (U.S.$536 million), 74.1% of which (Ps.7,752 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,714 million). Of our capital expenditures spent on furniture, fixtures and equipment, 15% will be used for ordinary course updates to our furniture, fixtures and equipment, 85% will be used for the transformation of our distribution network and the remainder will be used to expand our product offerings. Our management expects that cash flows from operations will be sufficient to meet our liquidity requirements over the next 12 months, including our expected 2023 capital expenditures.

B.   Business Overview

Overview

We are the second-largest bank in México based on total assets, the third-largest banks based on total loans and net profit and fourth-largest based on deposits as of December 31, 2022, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As a bank and through our subsidiaries, we provide a wide range of financial and related services, principally in México, including retail and commercial banking and securities underwriting. As of December, 31, 2022, our principal subsidiaries were Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada and Santander Tecnología México, S.A. de C.V. As of December 31, 2022, we had total assets of Ps.1,813,421 million (U.S.$92,954 million), total equity of Ps.163,454 million (U.S.$8,378 million), and a market capitalization of Ps.156,033 million (U.S.$7,998 million), and for the year ended December 31, 2022, we had net income of Ps.24,108 million (U.S.$1,236 million), which represented a return-on-average assets of 1.23% and a return-on-average equity, or ROAE, of 15.43% for that period. Our net tangible book value as of December 31, 2022 was Ps.152,773 million and our net tangible book value per share as of December 31, 2022 was Ps.22.53. As of December 31, 2022, we had total loans, net of allowance for impairment losses, of Ps.768,662 million (U.S.$39,401 million), total deposits of Ps.1,146,281 million (U.S.$58,757 million) and 1,345 offices located throughout México.

We offer a differentiated financial services platform in México focused on the customer segments that we believe are most profitable, such as high- and mid-income individuals, SMEs and middle-market and large corporations in México, while also providing integrated financial services to low-income individuals. We developed our customer segmentation strategy in 2008 with clearly defined customer segments: high- and mid-income individuals, SMEs and middle-market corporations. Since then, we have focused our efforts on further refining our customer segmentation, developing our product offerings, information technology systems and internal practices, as well as enhancing our distribution channels in order to maximize service in our key customer segments.

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

•     Government institutions, comprised of Mexican government agencies, state agencies and

Offering our largest customers (mainly Mexican and multinational corporations, financial groups and large institutional customers) financial services and products such as:

•     Global Transaction Banking (GTB), which includes cash management, working capital and trade finance solutions.

•     Global Debt Finance (GDF), which includes structuring and distribution of bonds, syndicated  loans, project and asset based financing.

•     Banking and Corporate Finance, which includes mergers and acquisitions, and equity capital markets.

•     Markets, which includes “plain vanilla” and tailored fixed income, foreign exchange and hedging solutions.

•     Corporate and Investment Banking products and solutions for retail customers, which offers tailor-made products and solutions in order to meet specific needs.

Retail Banking	Corporate and Investment Banking
municipalities, as well as Mexican public universities.

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

Our insurance activities are included in the Retail Banking segment.

The following table sets forth the breakdown of our net interest income and operating profit before tax by operating segment.

	IFRS
	Net interest income						Operating profit before tax
	For the year ended December 31,						For the year ended December 31,
	2020		2021		2022		2020		2021		2022
	(Millions of pesos)
Retail Banking	Ps.	61,444	Ps.	58,045	Ps.	65,477	Ps.	21,956	Ps.	21,984	Ps.	28,589
Corporate and Investment Banking		5,605		4,295		9,216		5,243		3,350		7,131
Corporate Activities		(1,239)		1,092		419		(1,999)		433		(3,448)
Total	Ps.	65,810	Ps.	63,432	Ps.	75,112	Ps.	25,200	Ps.	25,767	Ps.	32,272

The following table shows certain of our financial and operational data.

	IFRS
	As of and for the year ended
	December 31,
	2020		2021		2022
	(Millions of pesos, except percentages,
	offices and customer data)
Offices(1)		1,350		1,346		1,345
Customers		18,707,976		19,664,670		21,338,060
Total assets	Ps.	1,837,914	Ps.	1,678,213	Ps.	1,813,421
Loans	Ps.	687,432	Ps.	741,053	Ps.	798,662
Deposits(2)	Ps.	1,139,855	Ps.	1,102,767	Ps.	1,146,281
Total equity	Ps.	153,834	Ps.	163,588	Ps.	163,454
Non-performing loans as a percentage of total loans(3)		3.07%		2.97%		2.58%
Efficiency(4)		41.95%		45.02%		44.33%
ROAE(5)		13.42%		13.21%		15.42%

(1)	Includes traditional branches (including those offering Santander Select service), offices and branches that serve SMEs, traditional bank tellers (ventanillas – including those offering Santander Select service), Santander Select offices (including centers (Centros Select), spaces (Espacios Select), box offices and corners) as well as Santander Select units (módulos).
(2)	Includes demand, time deposits, repurchase agreements and deposits from the Mexican Central Bank and credit institutions.
(3)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

(4)	Efficiency ratios are equal to administrative expenses plus depreciation and amortization, divided by total income.
(5)	Calculated based upon the average daily balance of equity.

As a result of the Merger, Grupo Financiero Santander México directly owns 74.96% of our capital stock. Banco Santander, S.A., or Banco Santander Parent, owns 99.99% of the capital stock of Grupo Financiero Santander México. In addition, as a result of the Tender Offers, Banco Santander Parent also directly owns 43.28% of our Series B shares. With aggregate ownership of 96.15% of our share capital, Banco Santander Parent is our controlling shareholder. As of December 31, 2022, the Santander Group had total assets of €1,735 billion (U.S.$.1,629 billion), equity of €97,585 million (U.S.$91,611 million) and a market capitalization of €47,066 million (U.S.$44,185 million). It also generated an attributable profit of €9,605 million (U.S.$9,017 million) in the year ended December 31, 2022. We represented approximately 9% of the Santander Group’s attributable profit in the year ended December 31, 2022, making us the fourth largest contributor of attributable profits to the Santander Group. We also represented approximately 5% of the Santander Group’s assets in the year ended December 31, 2022, according to the annual report of the Santander Group for 2022.

Our Competitive Strengths

Leading market position in select categories

We are ranked second in terms of total assets, third in terms of total loans and net profit and fourth in terms of deposits among private-sector banks in México, with market shares of 14.7%, 13.0%, 11.2% and 12.1%, respectively, as of December 31, 2022, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. Among the seven largest private-sector banks in México, we believe that we hold leading market positions in most of our key product lines, such as mortgages, auto and credit cards loans.

The following table shows rankings and market shares as of December 31, 2022, according to information published by the CNBV. All statements in this Report regarding our market position and relative financial performance vis-à-vis the financial services sector in México are based, out of necessity, on information obtained from CNBV reports, and accordingly are presented in accordance with Mexican Banking GAAP. For a more detailed description of our performance relative to the Mexican banking industry, see “—Competition.”

	Mexican Banking GAAP
	As of December 31, 2022

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.0%
Deposits	3	12.1%
Total assets	2	14.7%
Asset quality(3)	4	—
Total equity	3	12.0%
Net income	3	11.2%
Efficiency(4)	4	—
ROAE(5)	3	—

Source: CNBV.

(1)	Among the largest private banks in México in terms of total assets, which are Banco Santander México; BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share data based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative and promotional expenses, which include depreciation and amortization, divided by total income, using information published by the CNBV.
(5)	Calculated based on the average balance of equity.

We believe that our scale and market leadership provide us with exceptional competitive opportunities, including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs.

Focus on well-defined customers segments resulting in superior track record

We believe our market share in our key customer segments (high- and mid-income individuals and middle-market corporations) will continue to contribute to our profitability. We have posted ROAE levels of 13.6%, 11.1% and 16.4% in 2020, 2021 and 2022, respectively, making us the third most profitable bank among the seven largest private-sector banks in Mexico under that metric in 2022, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

In addition, we believe our targeted efforts have helped us organically increase our market share in key business lines. For example, we gained market share in consumer loans of 40 basis points, especially in auto and payroll loans with gains of 350 basis points and 30 basis points, respectively, in 2022, making us the third and fourth bank among the seven largest private-sector banks in México, meanwhile, we maintain our market share of 13.8% in credit card loans. In terms of mortgages loans, we are the third-largest provider of residential mortgages in México in 2022 as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

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

We believe our efficient operations allow us to realize synergies and more profitable growth. As of December 31, 2022, we were the fourth most efficient bank among the seven largest private-sector banks in México, as calculated in accordance with Mexican Banking GAAP, according to information published by the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.

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

Synergies from our affiliation with the Santander Group

We believe that being an affiliate of the Santander Group offers us significant competitive advantages. The Santander Group is one of the largest banking groups in Latin America in terms of assets, the largest financial group in Spain and a significant financial system participant in various European countries, including the United Kingdom (UK), through its Santander U.K. subsidiary, Poland and Portugal, among others. Through Santander Consumer, Santander Group also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain and several other European countries. Our relationship with the Santander Group allows us, among other things, to:

●	benefit from the Santander Group’s operational expertise in areas such as internal control and risk management, with practices that have been developed in response to a wide range of market conditions around the world and that we believe will enhance our ability to grow our business within desired risk limits;
●	strengthen our internal auditing function and, as a result of the addition of an internal auditing department that reports concurrently and directly to our Audit Committee and the Audit Committee of Santander Group, making it more independent from management;
●	enhance our ability to manage credit and market risks through the adoption of policies and know-how developed by Santander Group;
●	leverage the Santander Group’s latest-generation, customer-centered, global information technology platform, which reduces our technology development costs, provides operational synergies with the Santander Group, enhances our ability to support our customers and enables us to deliver products and services targeted to the needs of our customers;
●	utilize the Santander Group’s management training and development, which is composed of a combination of in-house training and development with access to managerial expertise and best practices in other Santander Group units outside México. Santander Group also participates in monitoring key supervisory areas, including risk, auditing, accounting and financial control;
●	identify the challenges to adapt to the new business environment and to contribute to a more inclusive and sustainable growth through eleven Group commitments that where set in 2018 for the years to come. The purpose is to invest in the Bank’s community, financially empower people, support higher education through scholarships and to leave an environmental footprint while we incentivize environmental, social, and governance (ESG) products across all business units;
●	access the Santander Group’s multinational customer base and benefit from the Santander Group’s global presence, particularly in Latin America;
●	support our large Mexican corporate customers in the internationalization of their businesses, through trade financing, international capital markets access, structured finance and syndicated loans, as well as transactional banking services;

●	benefit from selectively borrowing from Santander Group’s product offerings in other countries as well as from their know-how in systems management, while we all embrace the digital transformation across our business to build the Digital Investment Bank;
●	replicate or adapt to the Mexican market successful product offerings and best practices from the Santander Group and its subsidiaries in other countries, as well as addressing common challenges within México; and
●	benefit from Santander Group’s overall market presence and market campaigns such as Santander League.

Although we benefit from our affiliation with the Santander Group, our executive officers are responsible for the management of our business and are independent from Banco Santander Parent.

Strong and sustainable funding and capitalization profile

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.928,298 million, or 56.3%, of our total liabilities as of December 31, 2022. As of December 31, 2022, customer deposits represented 81.0% of our total deposits. Since we are primarily a commercial bank, customer deposits, a comparatively less expensive source of funding, constitute the main source of liquidity in our financing structure. This has allowed us to manage (i) our reliance on, and exposure to, riskier sources of funding and (ii) our liquidity requirements. We believe we have attractive capitalization levels based on our Tier 1 capital ratio, which has been near the median of the seven largest banks in México over the past five years. As of December 31, 2022, our total capitalization ratio was 19.38%, comprised of 13.93% of fundamental capital (CET1), 15.77% of Tier 1 capital, and 3.61% of complementary capital (Tier 2), in each case calculated in accordance with Mexican Banking GAAP.

ESG

We have accelerated the implementation of our sustainable finance classification system, strengthening internal processes to identify, promote and validate green/social transactions, ant thereby mitigate the risk of greenwashing. We also provided ESG training to more than 500 employees from different areas of the bank (mainly risk and business areas). With these actions, we have strengthened our position with the objective of being the bank of reference in México sustainable financings and a solution for those customers transitioning to a greener economy.

Experienced management team and skilled workforce

We benefit from a highly-experienced management team. Our senior management has an average of 23 years of experience in the financial industry and 18 years in the Santander Group. Our management team has guided us through economic cycles and, by anticipating recent macroeconomic developments. Our management has concentrated its efforts on establishing a successful working environment and employee culture, and has invested in rigorous personnel selection processes, training programs and evaluation processes to maintain a strong talent base and foster retention. We have promoted the development and strengthening of abilities and skills in managing people and teams. The experience and commitment of our senior management team has been a critical component in the growth of our franchise, as well as in the continuing enhancement of our operations and financial performance.

Our Strategy

During 2022, we enhanced our commercial strategy focusing towards two main objectives: (i) becoming our customers’ primary bank and (ii) being leaders in profitable growth.

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

In retail banking, we strive to improve the processes for opening and contracting accounts and investments in branch and digital channels in 2022.

We improved our offering of promissory notes throughout our product portfolio  and launched a new offering to attract to new funds, which in turn has allowed us to gain market share and improve our year-on-year growth to 14.00%.

We implemented 35 support schemes for the commercial network specialized in the sale of investments. We will consolidate the investment model of the Bank with actions like these in the medium term.

Some of our key programs include:

●	Cash refund program: We grant refunds in cash to customers who spend money at Grupo Soriana stores and Repsol’s gas stations, with a bonus of Ps.200 for every Ps.2,000 of consumption in a month. We believe this initiative is one of our principal engines to attract high potential customers and a valuable tool to foster its loyalty and become their “number one bank”.

Furthermore, to take advantage of payroll portability regulations, we are seeking to leverage our unique position in the corporate, middle-market and SMEs segments to attract new payroll customers and grow our individual demand deposit base.

●	“Hipoteca Plus,” a mortgage product with an interest rate of 8.59%, which we decreased to 7.99% in 2019, the lowest rate in history for this type of loans and the best offer in the market. As of December 31, 2022, the interest rate offered on our Hipoteca Plus product was 9.30%, a competitive rate available in the market in 2022 and 3,216 additional customers had signed up for the product.
●	We have driven growth in the placement of loans for the purchase of new and pre-owned automobiles and motorcycles. We focused our efforts on our commercial alliances with brands and groups of distributors throughout the country through our own commercial force and branches. We continue with our alliances with Mazda, Suzuki, Honda, Acura and Tesla in the automobile sector and with KTM, Husqvarna, Triumph, Polaris, Royal Enfield, Indian and BRP in the motorcycles sector. We intend to continue gaining market share in order to move upward in the ranking of banks for this segment, in which we are currently ranked third. We believe the financing of hybrid, electric, plug-in hybrid, Chinese and pre-owned cars in general will be essential in the development of the business in the following years. We are working hard on the development of digital technologies that will help simplify the origination process and avoid losses derived from fraudulent transactions. In the business as a whole, we have a healthy income statement with controlled risk, allowing us to grow the business organically and gain market share in this segment, achieving 15.9% as of December 2022, an increase of 350 basis points from 2021.
●	“Tuiio”, a financial inclusion program for low income individuals, which has its own operating model, infrastructure and brand, is a robust financial inclusion program that leverages technology to support the needs of México’s low-income segment. It generates measurable social impact through a broad offer of productive group and individual micro-lending, a digital savings account, life insurance, medical assistance products, its own branch network, staff, ATMs, point-of-sale terminals and access to electronic banking. The initiative also includes a financial education program for its customers, with the purpose of maximizing their skills and developing their potential.

In December 2022, Microfinanza Rating granted Tuiio a customer protection certification and evaluated the impact Tuiio makes in the life of its customers.Tuiio got the silver award in terms of customer protection and the evaluation showed that Tuiio generates a positive impact in the life of its customers, not only in terms of the extent and depth of Tuiio’s offer, but also in the progress shown in the homes and income of its customers.

As of December 31, 2022, Tuiio had granted more than 893,000 microloans. Tuiio has 84 dedicated branches in 18 states across México, more than 390,000 helped customers and a loan portfolio of Ps.521 million.

This is what responsible banking means to us: helping people and businesses prosper, supporting the creation of new jobs and new opportunities taking into account the environmental footprint, and in this way, sharing the benefits of economic growth.

In order to meet its commitment to be a more responsible bank and help society address the main global issues, the Santander Group was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative. In addition, the Santander Group has set two main goals, one regarding the new business environment and the other to foster inclusive and sustainable growth.

The new business environment goal aims to make Santander Group employees feel part of a responsible working environment that is simple, diverse and inclusive, where leadership and engagement follow the “Simple, Personal and Fair” culture, while designing customer centered products.

The goal to achieve an inclusive and sustainable growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and reducing its environmental footprint while incentivizing ESG products across all business units.

Upgrade and enhance our technological platforms and infrastructure and expand our product offering in order to offer our customers innovative and quality services that satisfy their changing needs

We are transforming processes, products and customer service schemes through new platforms to put technology at the service of our customers, creating solutions that provide them with ease, immediacy and security in the midst of an ecosystem of high-quality and innovative products and services by actively listening to their needs.

Aiming to position our customers at the center of our commercial strategy, in 2022, we began the transformation of our CRM, consolidating the customer knowledge we developed through the creation of the data hub and focusing our actions on the positioning of differentiated experiences, directed at increasing customer satisfaction and loyalty. We have created and use an emotional hub as the main guide to integrate the emotions and experiences of our customers in the strategic and operational decision-making of the entire organization.

In CRM, we are driving strategies based on customer-centric market intelligence, and we have consolidated comprehensive offerings by implementing new analytical methodologies to identify specific product and service needs, while focusing on anticipating our customer needs. We are thus increasing customer satisfaction and accelerating the effectiveness of our campaigns, and we are optimizing our commercial effort to increase customer loyalty and satisfaction and maintain the profitability of our portfolio.

We have developed a data hub to gain greater knowledge of customers and their transactions through predictive behavioral models, in order to better understand trends and provide personalized solutions. In addition, we created an emotional hub, which seeks to improve customer satisfaction and position experiences and emotions as a decision factor in the market. We also developed a differentiated onboarding service model, optimizing account opening and digital-loan contracting for our customers and non-customers. In this context, we have invested resources in the digitalization of services and operations in order to increase the number of customers served at a lower cost and improve customer experience.

We seek to increase our market share in commercial banking by offering innovative banking products, improving the quality of customer service and increasing customer satisfaction levels by leveraging new tools and technologies, as well as by enhancing operational processes to become the number one bank for our customers, and we intend to focus on key products, such as home loans, payroll loans, credit cards, auto loans, and corporate and deposit loans, where we believe there is an opportunity to increase our market share. For our non-commercial customers, we will continue to offer through our corporate and investment banking a range of products and services related to financing, guarantees, mergers and acquisitions, capital and debt capital markets, structured finance, trade finance, cash management services, collection services and electronic banking, including structured loans, syndicated loans, acquisition financing and investment plan financing, among others. We intend to improve the way we serve our customers by working on an omnichannel distribution strategy in relation to each of our customer segments, and we will continue to seek to maximize synergies and consolidate cross-selling opportunities between our corporate and commercial businesses. In this regard, we have established an area to improve the quality of our products and processes.

During 2022, security for our digital users has been strengthened through the implementation of more robust risk identification schemes and the redesign of our transactional flows within our digital assets, collaborating closely with the processes in physical channels.

Also during 2022, we transformed the digital factory operating model, streamlining the design, development and implementation of improvements, new products and our digital channels.

We also continue to carry out our transformation of traditional branches, which are being modified into the Smart Red format. As of the end of 2022, 64% of our total branches have been transformed. Some characteristics of this format that could contain this branches are a new external and internal design, providing more modern and innovative spaces, allowing for the improvement of the customer service experience through the implementation of a turn dispenser, a dividing wall with a screen, a waiting area with chairs, and additional kiosks with computers, telephones and printers.

In mortgages, the “Hipoteca Online” digital platform processed more than 97% of our mortgage operations digitally. Banco Santander México is the only bank in México to offer a tailored interest rate based on the customer’s profile. As a result of all of the above, we are the fifth-largest mortgage originator in the Mexican market in 2022.

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

Finally, we were the first bank in México to be certified by the Mexican Central Bank to operate CoDI in 2019, which is a platform that users of any Bank can use to make digital payments with QR Code or NFC Technology, both P2P and in affiliated businesses. The CoDi platform has not been able to become widespread, so the Central Bank is analyzing new mechanisms and regulatory requirements to facilitate P2P payments.

In 2022 we consolidate branch formats, two new Work café branches were implemented, one in CDMX, and another in Monterrey. Additionally, we incorporated inclusive elements for people with disabilities in all remodeled branches (including, ramps, low windows, signage, among others). We also reinforced our self-service equipment by updating and adding more ATMs and full function ATMs in our branches. We increased the number of ticket routers to reinforce the service model with digital hosts to improve the experience of our clients.

In addition, we have continued our branch maintenance program, which allows us to give a better service and more security to both our clients and employees. This is supported by a division screen that separates the teller area from the rest of the office, providing more privacy in such area. All these projects combined have contributed to the optimization and evolution of our customer service.

We believe that our acceleration in digitalization will enable us to address the worldwide increase in the use of digital applications and capture a large opportunity in Mexico to use technology to facilitate financial inclusion and banking, as well as helping us face new competitors. These efforts are increasing our flexibility and capacity to serve our customers through various digital channels and strengthen their loyalty. As of December 2022, digital transactions accounted for 53% of total cumulative transactions, compared to 47% in the previous year. Data analytics and quality enhancements remain key to driving customer acquisition and digital sales as the Bank continues to promote the use of its digital channels and increase adoption levels. As of the end of 2022, 61.3% of product sales were made through digital channels, compared to 56% a year ago.

Leverage our leading market position to benefit from the significant growth potential of the Mexican banking sector

We seek to continue to increase our market penetration, focusing on our well-defined customer segments and high-margin or high-potential products, such as mortgages, consumer lending, and lending to middle-market corporations and SMEs. At the same time, we intend to continue developing our profitable and customer-centered global Corporate and Investment Banking. To achieve these objectives, we will continue to leverage our strong brand name, distribution channels and products with customer centricity, as well as seek to capture the benefits of growth in the banking sector as the Mexican economy grows and the level of penetration of financial services in México approaches those of other countries in Latin America. Furthermore, we will continue to focus our marketing efforts to grow our customer base and promote loyalty through the transactional use of our electronic and digital channels, as well as the cross-selling of products and tailored services to increase the number of products used by each of our customers. We intend to achieve this objective through ongoing technological innovation, meeting the new needs of with our customers and by cross-selling credit products, such as mortgage loans, auto loans, credit card loans, payroll loans, personal loans and insurance products, such as life, automobile, home, health, accident, fraud and unemployment insurance, to our customers. We aim to improve our competitiveness by further strengthening our brand awareness, particularly through the marketing of our products and the use of our omnichannel distribution platform and by continuing to focus on the development of innovative products aimed at satisfying the changing needs of each of our different customer segments.

In addition, we aim to increase our exposure to demand deposits from individuals in order to reduce our cost of funding and thus increase our profitability in the medium term. We plan to achieve this objective by attracting loyal customers with our product offering, as well as more payroll accounts and portability through cross-selling to our strong corporate customer base.

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

Since the beginning of the COVID-19 pandemic, the Bank has focused on portfolio recovery and risk analysis, as well as implementing a series of measures focused on keeping the safety and well-being of employees and customers while assuring business continuity. We plan to make efficient use of technology and digitalization through alternative channels, such as mobile banking, internet banking, full-function, ATMs, our telephone contact centers, Fuerza Asesor Santander and Santander Personal in order to control the expenses associated with the continued expansion of our omnichannel distribution strategy. As of December 31, 2022, we were the fourth most efficient bank among the seven largest private-sector banks in terms of assets in the Mexican banking system, as determined in accordance with Mexican Banking GAAP, according to data from the CNBV. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. We will continue to monitor our administrative and promotional expenses in order to seek to maintain a low efficiency ratio.

Operations Through Subsidiaries

As of December 31, 2022, we had three principal subsidiaries: Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Tecnología México, S.A. de C.V. and Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada.

The following table shows total assets, net income and total equity of each of our principal subsidiaries as of and for the year ended December 31, 2022.

	IFRS
	As of and for the year ended
	December 31, 2022
	Total assets		Net income / (Net loss)		Total equity
	(Millions of pesos)
Santander Consumo	Ps.	113,020	Ps.	6,483	Ps.	37,492
Santander Tecnología		1,118		2		1,082
Inclusión Financiera		783		(152)		149

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

Retail Banking

General

Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions. As of December 31, 2022, our Retail Banking segment accounted for approximately 84.3% of our total loans and advances to customers (excluding reverse repurchase agreements) based on the aggregate principal amount of loans in this segment, approximately 89.2% of our total demand and time deposits, 87.2% of our net interest income, 91.7% of our fee and commissions income (net) and 88.6% of our operating profit before tax. Our retail banking operations served 21,338,060 customers as of December 31, 2022, an increase of 1,673,390 customers since December 31, 2021.

In 2022, our branch network and alternative channels originated more than 970,000 credit cards, 628,000 consumer loans and 20,300 mortgage loans.

Individuals

We classify individual high-income customers as “select,” if they have a monthly income in excess of Ps.60,000 (U.S.$3,076); “preferred,” if they have a monthly income between Ps.10,000 (U.S.$513) and Ps.60,000 (U.S.$3,076); and low-income, or “classic”, if they have a monthly income below Ps.10,000 (U.S.$513). We believe that our clear customer classification allows us to offer our customers a portfolio of targeted products that fit their specific needs. Our focus is on select, and preferred customers, areas in which we have experienced growth as a result of our efforts to provide innovative products and services. Individual customers are then further classified into sub-segments according to their age, and each customer sub-segment is offered products tailored to their socioeconomic status and age. Through this strategy, we aim to build customer loyalty by developing products that meet our customers’ financial needs throughout their entire financial life cycle. As of December 31, 2022, individuals accounted for 44.8% of our total loans and advances to customers (excluding reverse repurchase agreements) and 44.4% of our deposits. As of December 31, 2022, individuals (including individuals served by our private banking business described below under “—Private Banking”) accounted for 54.0% of our fee income and 35.6% of our operating profit before tax in the year ended December 31, 2022.

We follow different service models for each customer class:

●	Select customers: We offer a commercial model tailored to provide exclusive products and services through unique and differentiated branches. The customers in this segment have significant assets giving them access to specialized channels and an exclusive menu of products and services. To best serve our select customers, we offer different investment products (both short- and long-term), asset protection, personal credit, mortgage loans and credit cards. The select model offers the opportunity to be part of a network of both financial and non-financial benefits called Mundo Select, which is the key access point for the select commercial model. As of December 31, 2022, our select customers class included 778,776 customers, 573,001 of whom were attended to by 1,337 select managers that specialize in investment services and 100,000 advised customers by 100 certified bankers, through a remote and digital service channel. About 73.6% of our select customers were attended to by 334 executives specialized in Santander Select offices, which provide services in a private, distinguished and comfortable environment.

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

●	Preferred customers: We use a multichannel service model, supported by our account managers as well as our contact center operators. We provide differentiated services with preferential benefits such as insurance, additional credit cards, consumer loans and automatic payments to these customers, whom we view as upwardly mobile. As of December 31, 2022, we had 8,491,611 preferred customers.
●	Classic customers: Our emphasis is on serving our classic customers through alternative channels to support self-service and maintain a profitable business model. In our branches, classic customers are served under a standardized model through pools of account executives, with a sales-oriented approach. We offer differentiated services such as preferred bundled offers and payroll benefits to customers we view as upwardly mobile. As of December 31, 2022, we had 11,618,240 classic customers.

Within the Retail Banking segment, customers classified as individuals, together with private banking customers, collectively accounted for 58.8% of our fee income and 40.2% of our operating profit before tax in 2022.

Private Banking

At Santander Private Banking our objective is to grow as a leader in the Private Banking market in México.

Santander Private Banking México is the part of our business that is specialized in the wealth management of our customers. It has a business model that is leveraged on the strengths of the Bank and the Santander Group, globally.

As in previous years, Euromoney recognized us as the “Best Private Bank” in México and for the second time, Santander Private Banking has been chosen as the “Best Private Bank” in México by the prestigious magazine, The Banker, of the Financial Times group.

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

In 2022, we focused on improving the financial products and services we offered as well as strengthening our presence among private banking customers and ultra-high net worth customers.

SMEs

Our Retail Banking segment provides banking services and originates loans for SMEs. The maximum level of credit extended to such companies is generally limited to approximately Ps.13 million (U.S.$0.7 million) for standardized SMEs and Ps.100 million (U.S.$5 million) for portfolio SMEs in accordance with the minimum acceptance criteria described in our credit policy form SMEs. Approximately 46% of the SMEs loan portfolio has a certain type of guarantee granted by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, or NAFIN, a Mexican government bank that provides support for SMEs.

Our SME business represented Ps.51,036 million (U.S.$2,616 million), of our total loan portfolio as of December 31, 2022, a decrease of 8.7% from December 31, 2021. We continue to see positive results obtained from the improvement in customer services via the “SME Santander Model,” through which we strive to be the preferred bank for SMEs by providing quality customer service, straightforward and targeted commercial and risk processes and a customer development program featuring financial educational courses offered both live and online that focus on issues relevant to SMEs in México. We also continue optimizing our specialized network of SME executives dedicated exclusively to attending SME customers. The specialized SME network included 1,016 dedicated SME specialists as well as 9 dedicated specialized offices (Centros Pyme, or SME Centers) as of December 31, 2022.

As of the end of 2022, we have been working with digital credit schemes for SMEs, especially focused on small and medium young digital native entrepreneurs. We have focused in digital schemes for account openings (Digital Onboarding) and credit products to simplify and make our processes more efficient.

Additionally, we have improved our SME value proposal, specifically for clients who require tailor-made solutions with the “Paquete Emprendedor SAS” (Sociedad por Acciones Simplicadas), with support from the Ministry of the Economy (Secretaría de Economía). With this program, we have become the first bank in México to have a SME client-specific product supported by digital onboarding to improve customer experience. We also launched “Paquete Agro” for marketers (preferential conditions on credit and products) to improve credit.

To continue consolidating our position with SMEs, since 2021, we have joined forces with corporate customers, such as supermarkets and auto dealers, and with the main commercial chambers in the country, to offer credits and transactional products with preferred conditions, which add value to our customers.

In our Acquiring Business, we have launched products with better technology (G-Smart and G-Mini), which have allowed our customers to provide improved business services, and have enhanced our procurement strategy with Getnet's innovative products.

Middle-Market Corporations

This business line is comprised of companies that generally have annual revenues of more than Ps.250 million (U.S.$13 million), are not customers of Santander Corporate and Investment Banking and meet certain other qualifying criteria. We offer middle-market corporations a wide range of products, including commercial loans, credit lines, leasing, factoring, foreign trade loans and guarantees, current accounts, savings products, mutual funds, payroll administration (a potential source for new individual customers), cash management, treasury services, financial advisory services, credit cards and insurance brokerage. We also offer our middle-market corporations customers with higher income the same products that we offer to our global corporate banking customers. As of December 31, 2022, we had 8,828 middle-market corporations customers, and 64 specialized offices, 219 senior executives, 20 agro-executives, 15 account directors, 17 deputy directors and 83 management officers (back office executives that support the sales force) located throughout México dedicated to attending these middle-market corporations customers.

Our middle-market corporations loan portfolio represented Ps.217,023 million (U.S.$11,124 million) of our total loans and advances to customers (excluding reverse repurchase agreements) as of December 31, 2022, an increase of 5.4% from December 31, 2021. The quality of this portfolio has not been affected by its growth; the non-performance rate was 2.0% as of December 31, 2021 and 1.8% as of December 31, 2022. As of December 31, 2022, our middle-market corporations customers represented 26.5% of our total loans and advances to customers (excluding reverse repurchase agreements) and 19.2% of our deposits. Middle-market corporations accounted for 21.3% of our fee and commission income (net) and 26.5% of our operating profit before tax in 2022.

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

In addition, we have significantly increased cross-selling within this business unit. We have established a model to serve customers that actively use at least three products, including investment, credit, payroll administration and cash management, among others. We refer to these customers as a “Loyal Customer” (Vinculados Transaccionales). Our sales team has focused on increasing the volume of transactions of our middle-market corporations customers and, as a result, in 2022 we retained all of our 5,851 loyal customers that we had at the end of 2021.

We have a specialized area in our contact center to provide a more personalized service to corporations (SMEs and middle-market corporations), driven by efficient and high-quality services while keeping our executives current on the corporations’ specific needs and requests.

Institutions

This business unit caters to Mexican government agencies, states agencies and municipalities as well as Mexican universities. As of December 31, 2022, these customers represented 6.8% of our total loans and advances to customers (excluding reverse repurchase agreements) and 14.1% of our deposits. Institutions accounted for 2.8% of our fee income and 8.1% of our operating profit before tax in the year ended December 31, 2022. We had 1,798 institutional customers as of December 31, 2022.

We have 11 specialized representative zones in México that offer tailor-made products to meet our institutional customers’ needs. Among the products we offer to our governmental customers are current accounts, loans, payroll processing, cash management, collection services and payment processing services. Serving these institutions allows us to cross-sell current accounts, credit card services, loan products, insurance products and collection services to their employees.

We have a global business model called “Red Salud” that brings specialized service to health care institutions in México, through our nine branches. In addition, we have implemented a model to attend to several religious institutions, such as Parishes, Archdioceses and Dioceses in México.

Santander Corporate and Investment Banking

General

The Santander Corporate and Investment Banking segment serves customers such as large Mexican companies and local and foreign multinational companies, which are also served globally by the Santander Group which, due to their size, complexity or sophistication require customized services and value-added corporate products. This segment also includes domestic and international financial groups, as well as large institutional customers.

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

As of December 31, 2022, the Santander Corporate and Investment Banking segment served 491 customers and accounted for 15.7% of our total loans and advances to customers (excluding reverse repurchase agreements), 10.3% of our total demand and time deposits, 8.4% of our fee and commission income (net) and 22.1% of our operating profit before tax.

The main products and services that our Corporate and Investment Banking segment provides are:

●	Global Transaction Banking, which includes cash management, working capital solutions and trade finance;
●	Global Debt Finance (GDF), which includes origination, structuring and distribution of bonds, syndicated loans, and project and asset based financing;
●	Banking and Corporate Finance, which provides financial, strategic and execution advisory services on mergers and acquisitions, and equity capital markets processes;
●	Markets, which includes solutions and services for investing and hedging using both plain vanilla and structured products such as interest rates, equity and foreign exchange, as well as the intermediation in organized markets; and
●	Corporate and Investment Banking products and solutions for retail customers, which offers tailor-made products and solutions in order to meet specific needs.

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

Global Debt Finance

The credit markets operations of Santander Corporate and Investment Banking are in the scope of our GDF area, which includes project finance, syndicated loans, project and asset based finance, and debt capital markets:

●	Project Finance. We originate, structure and finance projects generally sponsored by a private institution, with public sponsorship and/or productive state enterprises. We have participated in transactions in almost all economic sectors, most notably in energy, oil and gas, logistics, infrastructure and water, among others.
●	Syndicated Loans and Acquisition Finance. Medium-and long-term financing to attend our customers’ investment or corporate needs. Due to the size and importance of the operations, we usually act as Structuring Agent and look for other banks to join the financing. We aim to lead syndicated loan operations and look to reduce our risk exposure through the syndication.
●	Project and Asset Based Finance. This team supports Capital for Infrastructure and Energy Projects through financing alternatives such as subordinate or mezzanine debt, convertible debt, or capital for projects; as well as long term financing based on assets such as long term leasing for the transport sector where we assume the capital risk in that framework.
●	Debt Capital Market: Includes the design, advisory, and execution of issuance of fixed income securities in all modalities (fixed and floating obligations, structured bonds) from issuers from the private sector as well as from the public sector.

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

Active Credit Portfolio Management

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

Repurchase agreements totaled Ps.146,691 million at December 31, 2022, a 11.4% increase compared to the amount at December 31, 2021. We expect to continue using this funding source in the future due to its broad availability and low cost.

The table below presents a breakdown of our total deposits by product type including repurchase agreements at the dates indicated.

	At December 31,
	2020		2021		2022
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	100,532	Ps.	105,095	Ps.	113,351
Non-interest-bearing deposits		398,926		436,162		425,058
Subtotal	Ps.	499,458	Ps.	541,257	Ps.	538,409
Time deposits:
Notes with interest payable at maturity	Ps.	175,702	Ps.	185,312	Ps.	208,582
Fixed-term deposits		1,931		1,345		976
Foreign currency time deposits		12,053		8,774		8,758
Subtotal	Ps.	189,686	Ps.	195,431	Ps.	218,316
Repurchase agreements	Ps.	138,616	Ps.	131,639	Ps.	146,691
Accrued interest(1)		873		877		1,910
Other deposits		43,860		22,760		22,972
Total customer deposits	Ps.	872,493	Ps.	891,964	Ps.	928,298
Deposits from the Mexican Central Bank and credit institutions(2)		267,362		210,803		217,983
Total deposits	Ps.	1,139,855	Ps.	1,102,767	Ps.	1,146,281

(1)	Mainly from time deposits.
(2)	Includes Ps.206,188 million, Ps.132,621 million and Ps.152,629 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2020, 2021 and 2022, respectively.

Lending

The following table shows a breakdown of our total loans and advances to customers (excluding reverse repurchase agreements) by customer category at the dates indicated.

					Change, December 31, 2022 compared to
	At December 31,				December 31, 2021
	2021		2022		(Millions of pesos)		(%)
	(Millions of pesos)
Individuals	Ps.	321,891	Ps.	367,769	Ps.	45,878	14.3%
SMEs		55,883		51,036		(4,847)	(8.7)%
Middle-market corporations(1)		205,940		217,023		11,083	5.4%
Institutions		57,747		56,045		(1,702)	(2.9)%
Subtotal		641,461		691,873		50,412	7.9%
Global corporate customers		120,627		128,441		7,814	6.5%
Total(2)	Ps.	762,088	Ps.	820,314	Ps.	58,226	7.6%

(1)	Includes private banking.
(2)	These amounts do not include reverse repurchase agreements.

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

					Change, December 31, 2022 compared to
	At December 31,				December 31, 2021
	2021		2022		(Millions of pesos)		(%)
	(Millions of pesos)
Mortgages	Ps.	200,488	Ps.	217,109	Ps.	16,621	8.3%
Credit cards		53,405		64,957		11,552	21.6%
SMEs		55,883		51,036		(4,847)	(8.7)%
Payroll loans		35,547		44,368		8,821	24.8%
Personal loans		14,182		15,363		1,181	8.3%
Other		18,269		25,972		7,703	42.2%
Total	Ps.	377,774	Ps.	418,805	Ps.	41,031	10.9%

The following table shows the annual interest rate applicable to the main categories of retail lending products at December 31, 2022.

Annual
interest rate
(%)
Credit cards	25.93%
Personal loans (includes payroll loans, personal loans and others)	23.35%
Mortgages	8.69%

Payroll Loans

Payroll loans are a typical consumer lending product with a differentiated method of payment. We grant loans after conducting a risk assessment) to customers that receive their salaries through a current account at the Bank. The loan payments are made through automatic charges to the current account and are scheduled according to the payroll frequency of each employee (weekly, biweekly, monthly).

Our customers include employees from the public and private sectors. At December 31, 2022, payroll loans amounted to Ps.44,368 million (U.S.$2,274 million), representing approximately 5.4% of our total loans and advances to customers (excluding reverse repurchase agreements). We held approximately 13.4% of the market share in México in payroll loans at December 31, 2022, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

Personal Loans

Personal loans are loans granted to individuals with maturities of up to 48 months and the monthly installments to be paid by the customer may not exceed 65% of such customer’s net monthly salary. Personal loans are not secured by collateral. At December 31, 2022, personal loans amounted to Ps.15,363 million (U.S.$787 million), representing approximately 1.9% of our total loans and advances to customers (excluding reverse repurchase agreements).

Credit Cards

We are the third-largest market player with respect to credit card loans in the Mexican market according to information published by the CNBV, and we had 3.7 million outstanding credit cards across 3.7 million accounts as of December 31, 2022. At December 31, 2022, we held a 13.8% of the market share in México, with a delinquency rate of 2.72%, in each case as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. At December 31, 2022, credit card loans amounted to Ps.64,957 million (U.S.$3,330 million), representing approximately 7.9% of our total loans and advances to customers (excluding reverse repurchase agreements).

We issue 20 different MasterCard, Visa and American Express credit cards designed for our different business segments. We mainly issue credit cards to our existing customers, such as deposit account holders and non-deposit account holders, greatly promoting the placement of additional cards since 2018. Our income from credit cards includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. 80% of our credit cards are placed through our branch network and contact center mainly under the pre-classified scheme while 20% are placed through digital channels (Súper Móvil, internet and ATM). From the beginning of the COVID-19 pandemic, we saw use of the digital channel increase significantly throughout, 2021 and 2022 compared to 2019.

We have launched credit card products designed to serve customer preferences and financial needs and aimed at encouraging demand for our products. The main customer preferences and needs that have been addressed are low rates, no commissions, total protection, miles/rewards programs and digital products that offer security.

We offer many benefits for our credit card customers, including: the Fiesta Rewards Platinum card, through which customers (a) receive points on the first purchase within 100 days of card authorization, points for every U.S. dollar consumed in any establishment and for every U.S. dollar in participating hotels, (b) can exchange points for hotel nights, plane tickets, car rental and catalog products and (c) can access our Concierge service and more than 850 “VIP” lounges with Priority Pass membership in the main airports regardless of the airline they are traveling with.

In February 2016, we launched a new travel credit card "TDC Santander-Aeroméxico", in conjunction with the most important airline in México, with exclusive benefits for 10 years. This card offers differentiated benefits to different customer segments: Santander Aeroméxico Infinite and Santander Aeroméxico Platinum for high income customers and Santander Aeroméxico Blanca for mid income and massive customers. Benefits to our “TDC Santander-AeroMéxico” credit card customers include “premier points” per trips and for each U.S. dollar spent, benefits when traveling including preferential boarding, additional baggage, airport transportation and access to airport and premium lounges, shopping protection and international emergency medical services, among others.

The Santander-Aeroméxico co-branded card has more than 367,000 cardholders issued at the end of 2022 since its launch in 2016.

We launched a series of new product campaigns to strengthen our position in the credit card market. For example, during 2018, we enhanced the value offering for our customers by launching digital signature on debit and credit cards to strengthen the level of card data protection. We also launched campaigns to increase card usage with an emphasis on entertainment and sports organizations, such as the Union of European Football Associations (the "UEFA") and Formula 1. We also sought to give value to the points accumulated through our rewards program with the opening of new redemption channels (Superwallet) and auction mechanisms to access unique experiences.

In 2019, we launched a digital card for purchases that provides greater purchase security as it has a dynamic CVV (security code). We also renewed the image of our cards, which are now made with better materals and were enabled with  Near Field Comunication (NFC) technology. We partnered with American Express to launch the legacy credit card for our private banking and high-income customers, whose benefits will be used to support the artistic and cultural education of outstanding students at public universities.

Additionally, we improved the customer experience through our digital apps, by increasing the functionality and operational capability of our financial products, such as digital contracting and activation, our clarification process and acceptance of credit limit increases in order to increase the digitalization and servicing of our customers through non-face-to-face channels such as SuperWallet and Supermóvil.

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

As a result of the strategy of adoption of secure technologies, net fraud in payment methods decreased 45% compared to 2021.

Also, in 2020, Mastercard recognized Banco Santander México for being the first bank in making productive transactions through Digital Secure Remote Payments, running 100% for the national trade.

In 2021, we reinforced our value proposition with a new product: “LikeU.” LikeU is the first credit card of its kind on the market. It is a digital-first, safe and altruistic credit card with no annual fee. It is also the first "financial-on-demand" card in México, as it allows clients to customize their benefits and compete with FinTechs.

The card is completely accessible through the Supermóvil app and may be used from day one to transact online for digital transactions. This product is designed with the most secure technological features in the market since it has an electronic signature, is infoless and contactless and has a dynamic CVX for all e-commerce purchases. In addition, it has no annual fee and our customers can customize the services and assistance benefits that they wish to acquire, turn on or turn off each one according to the customer's needs. The product has six altruistic causes to support, such as: the education of children and adolescents living in marginalized areas, the fight against breast cancer in Mexico, the nutrition and health of children and adolescents in our country, the cleaning of Mexican seas, the protection and restoration of forests and jungles in the country and the quality of life of children with cerebral palsy and people with autism. In September 2022, we enhanced the value proposal of this product with an attractive rewards program called Cash Back Baby, provides customers with cash-back reimbursements for certain purchases: 4% for purchases at gas stations, 5% for purchases at restaurants and entertainment businesses, and 6% for purchases at pharmacies. This program seeks to position LikeU as the main card for our customers.

In 2021, a new digital ecosystem was also enabled in partnership with Samsung, which consists of a digital Members Wallet that allows contactless payments in physical stores through NFC technology when using any Galaxy device. It also allows our customers to generate the dynamic CVV of digital cards for online purchases. In this ecosystem, the customer can contract both a digital deposit account and a Samsung Members credit card digitally.

These products are focused on attracting new customers to the Bank, having as a partner a strong player in mobile technology, such as Samsung, which has a 30% market share in mobile devices.

The Members Wallet and the Samsung Members digital deposit account were launched in December 2021 and by the end of 2022, 13,000 accounts had already been placed.

During 2022, we continued working in alliance with Samsung and Mastercard, and on December 7, 2022 we launched the Samsung Members credit card. By the end of the year, we had placed 2,100 of these cards.

The product was launched in September 2021 and by the end of 2021, 743,000 cards had already been placed, reaching a 21% share of the total account portfolio and 14.5% of the total portfolio.

The following table shows the non-performing loans in our credit card loan portfolio as a percentage of the total loans in our credit card loan portfolio for the periods indicated.

	IFRS
	As of December 31,
	2020	2021	2022
Total credit card non-performing loans as a percentage of total credit card loans	4.73%	2.49%	1.81%

A special risk management unit for the credit card business continuously monitors portfolio performance. New acquisition and management models were implemented to manage new growth strategies. Also, the credit card portfolio is segmented by risk according to behavioral models and depending on such risk stratification, different offers are designed in order to grow, maintain or decrease exposure and profitability.

Our credit card business follows the Santander Group’s corporate model, which provides the following benefits:

●	Standardization across Santander Group’s markets through the generalized management of certain "business levers", acquisition, activation, billing, receivables, retention, loyalty and products.
●	Knowledge transfer across geographies and business levers. Campaign definitions, design and results are shared by the Santander Group’s card units globally.
●	Decision-making. Decision-making process based on commercial and business facts and information, supported by strong analytic capabilities and robust infrastructure that enable us to design and execute focused, aggressive strategies and tactics, directed by a group of experts who collectively identify portfolio-relevant trends, patterns and opportunities in order to grow the business.
●	Campaign management. All marketing initiatives and campaigns are run through a proven statistical model that allows the managers of the business levers to measure and analyze each campaign.
●	Product development. New product development is subject to a very strict methodology that provides deep opportunity analysis and filtering.

We have invested in simplifying support and commercial processes. Due to our new issuing process, customers can leave the branch with their credit card in less than fifteen minutes. Our contact centers provide segmented customer service and retention activities, utilizing analytical tools as well as predictive retention models.

Mortgage Loans

We offer loans to our customers for the purchase of real estate secured by mortgages with a maturity of up to 20 years. We have a leading position in this business among non-government-owned banks and, at December 31, 2022, held a 17.3% market share in México in terms of amounts of loans outstanding, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV. As of December 31, 2022, we had a total mortgage loan portfolio of Ps.217,109 million (U.S.$11,129 million), representing approximately 26.5% of our total lending portfolio (excluding reverse repurchase agreements).

On November 29, 2013, we completed the acquisition of the equity stock of ING Hipotecaria, a subsidiary of ING Group. In February 2014, ING Hipotecaria was renamed Santander Vivienda. The net assets acquired amounted to Ps.395 million, which included a loan portfolio with an unpaid principal balance of Ps.11,237 million and an estimated fair value of Ps.10,772 million. As part of the transaction, we made a cash payment of Ps.541 million (approximately U.S.$27 million) for ING Hipotecaria’s equity. Since the acquisition, the 20 branches operated by ING Hipotecaria have been closed, in an effort to consolidate the distribution network and increase operational efficiency. In September 2020, the merger of Santander Vivienda with Banco Santander México was completed; concentrating operations in a single entity.

We currently have the third-largest mortgage loan portfolio in the financial system, as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV, in terms of the size of the mortgage portfolio.

On average, the loan-to-value ratio of our mortgage loan portfolio was 69.4% as of December 31, 2022. We generally do not make any loans for more than 80% of the value of the property to be purchased (if the property value is greater than Ps.10 million) or up to 90% (if the property value is less than or equal to Ps.10 million). Customers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns. Customers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their ability to pay.

Some of our key mortgage products include:

●	“Hipoteca Plus” program, which recognizes the level of relationship and punctual payment that the customer has with the Bank through the interest rate of their mortgage, allowing customers with positive payment histories to access the best market rate and improving the processes of approval of its credit card together with the mortgage.
●	“Hipoteca Free”, the first product on the market that frees the client from paying commissions and insurance, the lowest origination cost when contracting a mortgage loan.
●	Hipoteca Integral, a product that caters to the mixed-income population, i.e., fixed and variable incomes, recognizing the total income of families in order to have access to a mortgage loan.
●	Damage insurance that covers the commercial value of the property (discounting the value of the land), the bonus of the opening commission with the Santander Plus program and the acceptance of the appraisal.
●	“Hipoteca Online”, an online platform for selling mortgages through our broker channel. We launched “Hipoteca Online” in 2019 and were the first bank in México to implement a digital solution for executing a mortgage. Due to the application of new technologies and the continuous improvements of digital platforms, in 2022, “Hipoteca Online” processed more than 97% of the mortgage loan contracts in México.

●	“Sustitución Free,” which has the lowest cost of origination, as it relieves clients from paying opening and monthly commissions and covering property appraisal and insurance costs.

Insurance Brokerage

We currently distribute insurance products from Zurich Santander Insurance America, S.L. as well as third-party providers. The joint venture we have with Zurich Financial Services Group issues products that we sell and, together with products sold by its predecessor, Seguros Santander, represented approximately 32.0% and 32.3% of the net commissions we earned in 2021 and 2022, respectively.

Total outstanding insurance premiums distributed by us increased 8.5%, or Ps.1,195 million in 2022, as compared to 2021, and total insurance commissions collected by us increased 14.2% in 2022 as compared to 2021.

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

We offer several insurance products, including:

●	“Autocompara program”, which allows potential customers to compare car insurance quotes from the eleven largest insurance companies in México. Customers can access this program at our branches, on our website or by telephone. This program has been advertised throughout a national marketing campaign, which has positioned us among the top companies in the car insurance industry. By December 31, 2022, car insurances products had generated commissions of Ps.1,326 million (U.S.$68 million) based on a portfolio of approximately 0.9 million outstanding car insurance policies.
●	"Protección Eventos Santander" affiliation program as an additional benefit of “Santander Plus” program, which awards our customers that have at least two insured assets with us (home, car, health or life) with a certificate of Ps.7,200 to celebrate the following five mayor life events: the birth or adoption of a child, getting married, getting a college diploma or moving to a new home. This program promotes the integral protection of our customers, it increases the profitability and strengthens our customer’s portfolio using the reward scheme.
●	"Gastos Medicos Santander" through our branch network, offering specialized executives to make sure customers get the best assessment possible, eliminating waiting periods for COVID-19 disease coverage.
●	“Objetivo Protegido Santander”. Through savings, this product allows our customers to achieve different goals set by them, such as paying for their children’s university or making the trip they have always dreamed of. We help our Select customers fulfill these objectives by providing life insurance, which guarantees that if the customer dies, their beneficiaries will receive payments through this program and be able to fulfill these goals.
●	“Hogar Protegido Santander”, which covers earthquake, fire and hydrometeorological risks to homes, and are offering the most competitive rates in the insurance market.

●	Hospitalization + Teleassistance and Life Insurance + Teleassistance, which main characteristic is protection against COVID-19 disease from the first day of infection.
●	“Seguro Blindaje Total”, an insurance policy that covers our customers against fraud on any credit card through any means, whether digital or physical. And we digitize 3 additional products that we now sell through our telephone banking app (Supermóvil) and they are a new “Hogar Protegido Santander”, new “Blindaje Total” and Hospitalization.

In recent years, we have focused on the digital transformation of our business. Our website provides a three-step insurance buying process.

Corporate Lending

We offer a wide range of credit products to our corporate customers, including general corporate and working capital financing and foreign trade financing complemented by deposit-taking and cash management services. As of December 31, 2022, we had approximately 348,990 SME customers which approximately 205,136 are active, 52,261 middle-market corporation customers and 34,944 government institutional customers. Our middle-market corporation customers include companies across all industry sectors. Our SME and middle-market corporation customers’ coverage is handled by our officers who are appointed according to the customer’s geographic location in the case of middle-market customers, and according to the location of our corporate headquarters in Monterrey and Mexico City in the case of our large domestic companies customers.

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

As of December 31, 2022, our distribution channels included:

●	Office network. We have 1,345 offices throughout México.
●	ATMs. We have 9,689 ATMs with coverage throughout México, with more than 41.6 million transactions per month on average.
●	Contact centers. We have 3,162 contact center positions with approximately 5,147 employees. We receive more than 3.5 million in-bound calls on average per month and generate 3.7 million transactions.
●	Internet banking. We had, on average, more than 17.9 million banking transactions per month in 2022, with 1.6 million active customers.

●	Mobile banking. Our newly launched channel, which enables customers to complete transactions from their mobile phones and tablets. As of December 31, 2022, we had 5.7 million active customers and 500 million transactions per month on average.
●	Specialized sales force. We have 283 agents in our Asesores Super Nómina network. See “—Alternative Distribution Channels—Specialized Sales Force.”
●	Fuerza Asesor Santander (FAS). We have 400 sales executives, whose main task is to open digital payroll, make credit card sales, and manage insurance, payroll, place consumer loans, Linea Express and balance transfers, as well as advise customers to join digital channels.
●	Santander Personal. This is a remote and digital service channel, through which we assist high income clients by assigning them a specialized Digital Banker. Today, this service has 100 Bankers, and we serve more than 100,000 customers mainly by email and telephone and through an exclusive digital platform designed for these customer. This service is available Monday to Friday from 08:00 to 18:00, and we also sell financial products and provide general solutions to customer service issues.
●	Third-party branches (corresponsalía). We have 31,208 complementary branches provided by our agents, Financiera del Bienestar, Oxxo, 7-Eleven, Circle K, Tiendas Extra, K, Farmacias Guadalajara, Super 7/24, Woolworth, Tiendas del Sol, Farmacias del Ahorro and Soriana. See “—Alternative Distribution Channels—Third-Party Branches.”
●	Third-party mortgage brokers. In the year ended December 31, 2022, approximately 63% of our mortgages were originated through third-party mortgage brokers. The rest of the mortgages were originated through our office network.

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

Our strategies to improve customer service in our branches include the following:

●	We promote the correct use of the address book by both our employees and our customers.
●	We continue with the plan to open branch offices under our Work Café model in Monterrey (Fashion Drive) and CDMX (Mitikah).
●	We have now four specialized branch formats, in addition to traditional ones: six Agile branches, three Work Café, two Inclusive branches and two disruptive branches in universities.
●	We worked together with the real estate team to continue with the branch remodeling plan, improving 160 offices.
●	We worked in coordination with the ATM area to update the self-service equipment and reinforce the fleet, replacing 735 ATM and 89 multiple teller machines due to obsolescence, in addition to adding 50 ATM and 2 new multiple teller machines to our network.

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

Office Network

Our office network offers our products and services to our customers. The table below shows the number of offices in our branch network, which includes our branches (sucursales; traditional, traditional + select, smart, smart + select, centro select, Agile, Work Café, universities, salud, salud + select, Empresarial, express, express + select), cash tellers (ventanillas; traditional, business, business + select, espacio select, box select, corner select, universities and customs) and SME business centers, across México’s regions at the dates indicated. Information is provided with respect to the offices of Banco Santander México only. Cash desks are service areas that do not have a branch director and which are located in enclosed areas, for example, inside courthouses, corporations, universities, municipalities and airports. Santander Select offices include (i) Centros Select, which operate like individual branches and have a director and between four and five executives, (ii) Espacios Select, which are smaller and are inside or adjacent to a branch but function like an individual branch, with a director and approximately three executives, and (iii) box offices, which are inside of branches and have two executives but no cash tellers. Santander Select units are service areas that do not have a branch director and that are in enclosed areas, but are larger than cash desks. For example, Santander Select units may be located in universities or hospitals.

				Change, December 31, 2022 compared to
	At December 31,			December 31, 2021
	2020	2021	2022	#	%
Central	155	154	153	(1)	(0.6)%
Metro North	176	176	176	—	0.0%
Metro South	188	187	187	—	0.0%
Northeast	168	166	166	—	0.0%
Northwest	113	113	113	—	0.0%
North	114	117	117	—	0.0%
West	136	134	134	—	0.0%
South	119	118	119	1	0.8%
Southeast	181	181	180	(1)	(0.6%)
Total(1) (2)	1,350	1,346	1,345	(1)	(0.1%)
(1)	Includes 9 SME business centers.
(2)	Does not include: 30 Banca de Empresas e Instituciones (BEI) offices, 24 offices of Private Banking, and, 11 Modules named “Terminales Financieras” (One Position).

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

ATMs

We operate an extensive network of 9,689 ATMs throughout México, including those located in our branches and on-site service units. Our customers may use these ATMs to access their accounts and conduct banking transactions.

The following table shows the number of our ATM machines across México’s regions at the dates indicated.

				Change, December 31, 2022 compared to
	At December 31,			December 31, 2021
	2020	2021	2022	#	%
Central	1,086	1,102	1,130	28	2.5%
Metro North	1,175	1,171	1,186	15	1.3%
Metro South	1,014	1,011	1,019	8	0.8%
Northeast	1,006	1,016	1,032	16	1.6%
Northwest	842	854	864	10	1.2%
North	823	831	864	33	4.0%
West	802	799	821	22	2.8%
South	1,045	1,057	1,091	34	3.2%
Southeast	1,655	1,657	1,682	25	1.5%
Total	9,448	9,498	9,689	191	2.0%

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

Our contact centers serve three basic functions:

●	Customer service. We receive more than 2.9 million in-bound calls per month from our customers.
●	Sales. Through our contact centers, we grant approximately 29.9% of the consumer loans and approximately 30.9% of the credit cards that we issue.
●	Collecting receivables. With more than 77 million outbound and in-bound calls, we collect more than Ps.57,761 million (U.S.$2,961 million) of receivables per month.

Internet Banking

We view the Internet banking channel as the most efficient and convenient way to access bank services and as a key instrument for offering additional products. Our strategy includes four main components that seek to ensure the success of our Internet banking channel:

●	Accelerated customer acquisition: this includes a comprehensive strategy to easily sign up new customers and make product alliances to promote electronic banking as "easy, fast and secure". We seek to provide our customers with an intuitive operating platform.
●	Digitalization of servicing: we seek to constantly improve the way our customers transact, facilitating the use of Internet banking and freeing the network from low-value transactions resulting in the optimization of operation costs. We do the foregoing by creating synergies within our channels.
●	Acceleration of remote sales: we offer products according to the customer's profile and design increasingly easier and more efficient product acquisition processes.
●	Customer Service: we seek to address the specific needs of our customers to improve their experience in the channels and thus their adoption and digital sales.

As of December 31, 2022, we had approximately 1,628,672 active Internet banking customers. We had, on average, 17.9 million Internet banking transactions, either monetary or non-monetary, per month in the year ended December 31, 2022. The following table presents summarized operating statistics for our Internet banking channel:

			Change, Year Ended
	Monthly Average		December 31, 2022 compared to
	Year ended December 31,		year ended December 31, 2021
	2021	2022	#	%
Monetary transactions	5,186,684	5,234,036	47,352	1%
Non-monetary transactions	16,075,433	12,701,778	(3,373,655)	(21)%
Total transactions	21,262,117	17,935,814	(3,326,303)	(16)%

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

As of December 31, 2022, we had approximately 5,771,979 mobile banking active customers, with approximately 500.5 million monetary and non-monetary mobile banking transactions. The following table presents the statistical results of the mobile banking channel:

			Change, year ended
	Month average		December 31, 2022 compared to
	Year ended December 31,		year ended December 31, 2021
	2021	2022	#	%
Monetary transactions	22,725,354	29,852,523	7,127,169	31%
Non-monetary transactions	393,685,354	470,727,752	77,042,398	20%
Total transactions	416,410,708	500,580,275	84,169,567	20%

To date, our app, SúperMóvil, has the following functions: facial and fingerprint recognition access, clarification of unrecognized charges, account statement download, Super Token to authorize transactions (which is a timed dynamic cryptogram changing randomly), renewal, consumer credit availability, payroll portability, credit line increase request, or transfer of debts from other banks with preferential rates, payment of services, term investments, cardless cash withdrawals, "Mis Metas" savings plan, direct debits, cell phone credit recharge and "Santander TAP".

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

As of December 31, 2022, 283 agents belonged to our Asesores Super Nómina network. These agents are located throughout México, primarily at our branches but also at some of our corporate offices.

We delivered a monthly average of 162,000 total payroll kits in 2022, an increase of 43% from a monthly average of 1,353,000 payroll kits generated in 2021, this means 1,946,000 payroll kits delivered in 2022, which translates to an increase of 43% compared to 2021.

Third-Party Branches

We provide banking services to our customers through 21,310 Oxxo stores, 1,912 7-Eleven stores and 1,703 complementary branches provided through our below-described relationship with Financiera del Bienestar, 2,563 Farmacias Guadalajara stores, 1,504 Farmacias del Ahorro stores, 1,166 Circle K and Tiendas Extra stores, 777 Soriana stores, 146 7/24 Mix stores and 127 Woolworth Stores and Tiendas del Sol, which are third-party branches, as of December 31, 2022. At these third-party branches, we process more than 3.9 million transactions per month, offering basic banking services, such as debit and credit deposits, withdrawals and balance inquiries. These branches strengthen our national coverage and fortify our payroll service to companies with local coverage.

We are evaluating other joint strategies with third parties that might be interested in offering our services, which would increase the number of customers visiting their facilities and their revenues from commission received per transaction. We are also considering providing other services, such as “Referenced Deposits” and “Cellphone Deposits.”

Third-Party Mortgage Brokers

Approximately 63% of our mortgage loans were originated through third-party mortgage brokers in 2022. We have a direct relationship with the largest mortgage brokers in México and an indirect relationship with approximately 1,000 smaller brokers, which sometimes originate mortgage loans on behalf of the larger brokers.

Funding

Our principal source of funding is customer deposits, including repurchase agreements, which represented Ps.928,298 million (U.S.$47,583 million), or 56.3%, of our total liabilities as of December 31, 2022. Customer deposits typically represent a large portion of our funding base based on our ability to attract deposits from customers through our extensive retail, wholesale and corporate network. Since we are primarily a commercial bank, customer deposits constitute the main source of liquidity in our financing structure. These deposits currently cover most of our liquidity requirements. Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

In order to increase liquidity and extend our maturity profile, we rely in part on domestic peso-denominated issuances. We also have access to international funding through U.S. dollar-denominated issuances with longer maturities. For a further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets forth Banco Santander México’s funding and market share with respect to funding for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%)) (1)	(Millions of pesos)		(Market share (%)) (1)
Santander	Ps.	893,327	13.4%	Ps.	899,517	12.9%	Ps.	942,777	12.4%
BBVA		1,434,931	21.5		1,600,293	23.0		1,749,569	23.0
Citi Banamex		917,241	13.7		913,751	13.1		973,446	12.8
Banorte		855,668	12.8		825,103	11.9		930,180	12.2
HSBC		516,902	7.7		528,030	7.6		541,311	7.1
Scotiabank		473,182	7.1		490,714	7.0		535,220	7.0
Inbursa		266,210	4.0		273,230	3.9		317,604	4.2
Santander + Top 6	Ps.	5,357,461	80.2%	Ps.	5,530,638	79.4%	Ps.	5,990,107	787%
Total System	Ps.	6,671,738	100.0%	Ps.	6,961,764	100.0%	Ps.	7,615,723	100.0%

Source: CNBV.

(1) Funding and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total demand deposits and market share with respect to demand deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	515,449	12.4%	Ps.	563,481	12.4%	Ps.	551,241	11.2%
BBVA		1,084,253	26.0		1,242,321	27.2		1,367,048	27.8
Citi Banamex		720,625	17.3		736,381	16.1		737,224	15.0
Banorte		531,522	12.7		535,642	11.7		618,937	12.5
HSBC		317,627	7.6		355,893	7.8		366,997	7.5
Scotiabank		202,371	4.9		209,758	4.6		231,802	4.7
Inbursa		159,046	3.8		175,796	3.9		205,926	4.2
Santander + Top 6(2)	Ps.	3,530,893	84.7%	Ps.	3,819,273	83.7%	Ps.	4,079,176	829%
Total System	Ps.	4,171,724	100.0%	Ps.	4,561,703	100.0%	Ps.	4,920,072	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total demand deposits and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total time deposits and market share with respect to fixed-term deposits for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	328,210	15.8%	Ps.	305,148	15.4%	Ps.	295,903	15.1%
BBVA		327,862	15.8		313,136	15.8		332,533	16.8
Banorte		306,897	14.8		264,876	13.4		288,214	14.7
Scotiabank		203,586	9.8		231,687	11.7		221,683	11.3
HSBC		179,265	8.6		144,298	7.3		145,233	7.4
Citi Banamex		187,995	9.1		161,309	8.1		113,943	5.8
Inbursa		76,320	3.7		76,518	3.9		91,755	4.7
Santander + Top 6	Ps.	1,610,135	77.6%	Ps.	1,496,971	75.5%	Ps.	1,489,265	75.8%
Total System	Ps.	2,072,961	100.0%	Ps.	1,982,499	100.0%	Ps.	1,964,130	100.0%

Source: CNBV.

(1) Total fixed-term deposits and market share data are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total interbank lending and market share with respect to interbank lending for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	47,876	11.7%	Ps.	28,770	7.2%	Ps.	30,806	7.9%
Scotiabank		66,612	16.2		48,408	12.2		49,518	12.7
BBVA		17,860	4.4		39,433	9.9		39,162	10.0
HSBC		19,155	4.7		26,821	6.7		23,941	6.1
Inbursa		30,696	7.5		20,685	5.2		19,725	5.1
Banorte		14,665	3.6		21,562	5.4		14,822	3.8
Citi Banamex		3,432	0.8		10,162	2.6		1,552	0.4
Santander + Top 6(2)	Ps.	200,296	48.9%	Ps.	195,841	49.2%	Ps.	179,527	46.0%
Total System	Ps.	410,172	100.0%	Ps.	398,165	100.0%	Ps.	390,623	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total interbank lending and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Marketing

During 2022, in the advertising area, we worked in two main campaigns focused on attracting new customers.

In April 2022, we launched "Tu Sueldo Extra" to attract new payroll customers to the Bank, reaching an increase of 10% on the rate of new customer acquisition. The campaign had an empathic and humoristic tone to keep building on our brand credibility, which has defined us throughout the last years.

During the second half of 2022, we launched the largest communication campaign in terms of investment in recent years, "Cashback Baby". This campaign is aimed at providing our customers with a tangible benefit, seeking to position ourselves in the market as a bank that rewards customers for spending and thus extending our outreach to a larger number of potential customers. The result has been an increase on the LikeU customer acquisition rates of 40%.

Our 2022 sponsorship strategy was based on three core goals: high-value customer relationships, high-end offerings and business commitments. To implement our strategy, we focused on four main pillars: wellness, sports, entertainment and gastronomy. We have focused on the well-being pillar, an area of opportunity with low bank participation and a growing trend that our customers are interested in and increasingly demand. Consequently, we decided to participate in 36 sporting events, 10 gyms with more than 110 branches nationwide and four nutrition platforms with exclusive promotions and many additional benefits.

During 2022, the Digital Marketing Team continued in the consolidation process as industry leaders, strengthening the relationship with global teams such as DMA and taking part in monthly working and insight Latam CRO sessions together with Argentina, Brazil, Chile and Uruguay. Additionally, we keep on entrenching teamwork with partners such as Criteo, Facebook, Google, Twitter, Teads and Waze and incorporate new partners, such as Amazon, TikTok and Spotify, reinforcing the Bank’s digital strategies together. In addition, with our campaign “Cashback Baby” we achieved more than 259.7 million full views in digital media and surpassed 72.7 million views in YouTube (increasing our views by 105% compared to our LikeU YouTube campaign views). Finally, we also launched a tagging documentation project of our digital websites and assets  to map our data and events, and have been innovating in the use of new digital media channels, implementing Connected TV campaigns with partners such as Canela.tv.

In 2022, we were able to help digital sales of LikeU with digital marketing campaigns, placing more than 31.5% (increasing 1.5% compared to 2021) of our credit cards via digital channels, and also having deepened the implementation of Branch SDK (Software Development Kit) for measurement and digital e2e funnel attribution in our mobile assets, such as Supermóvil, Samsung Members Wallet and SuperWallet, also including Journeys and a Web SDK for sites.

In Autocompara, we continued our annual optimization and improvement of the cost per acquisition by 14.1% (Ps.311 million), achieving important results in digital acquisitions exceeding 64 thousand sales (decreasing 2% compared to 2021) in 2022 but improving performance optimization, as as we reduced our budget by 18% compared to 2021 (Ps.18 million). Banco Santander México currently appears in search engines as one of the main results on search pages related to credit cards and insurance products, concentrating over 35% of organic traffic to the site.

In the global digital program, we worked on the production of advertising campaigns that did not use cookies to ensure we are prepared to run cookieless campaigns when we are required to phase out cookies in 2024.

Banco Santander México has differentiated itself on advertising spending within its category. We occupy the fifth place on advertising spending among Mexican banks according to IBOPE AGB as of December 2022. Furthermore, our communication during the second half of the year allowed us to secure a position among the top three banks in terms of brand awareness.

In México, part of our efforts are dedicated to social responsibility. Our ATMs receive voluntary donations from our customers several times a year. With these contributions, we have supported the valuable work of the United Nations International Children’s Emergency Fund, or UNICEF, in México, helping children attend school and receive a quality education. This program has raised more than Ps.145 million in the past 21 years. We have also supported environmental projects led by Reforestamos México, raising more than Ps.40 million over the past 16 years. We also support Casa de la Amistad para Niños con Cancer in early detection and early childhood cancer care. In the last six years, we have raised more than Ps.18.3 million. In 2019, we began supporting Escuela SER, an organization dedicated to providing high quality basic education for underprivileged children. In the last four years, we helped it raise more than Ps.8.9 million. In 2020 we formed an alliance with Fundación Alsea, to help end hunger, especially in early childhood. The total amount raised in these three years was Ps. 4.2  million.

In 2021, Santander launched its LikeU Credit Card, the first of its kind in México with a “financial on demand” concept. Besides its digital and safety specifications, the LikeU cards incorporate a social responsibility element, allowing customers to support six of the main social and environmental causes in alliance with prestigious organizations in the country, based on the color of their card: LikeU Green (supports reforestation in alliance with Reforestamos México); LikeU Red (supports children education in vulnerable areas in the country alongside UNICEF); LikeU Blue (gives resources for the cleaning of seas and rivers, with the help of World Wild Fund for Natures, WWF); LikeU Star (supports children with cerebral paralysis and people with autism through APAC and Iluminemos de Azul); LikeU Pink (supports the fight against breast cancer in alliance with Fundación Cima); and LikeU White (supports nutrition and health of children with UNICEF). Banco Santander México granted more than Ps.3.8 million in seed capital, in 2021, and in 2022, after one year of being launched, Santander donated an aggregate of Ps.18 million for all cards placed during the year.

Information Technology

Our main data center is located in México and our disaster recovery site is located in Spain. We continuously invest in new technologies and maintaining our existing equipment and infrastructure in order to improve our value proposition to our customers, increase our effectiveness and support business growth. We believe that the right technology management is key to proper management and growth of our business. Our technology platform is interconnected with the platform of Santander Group, which enables us to provide seamless coverage to our customers. Additionally, we are incorporating new digital technologies that allow us to implement modern systems in an agile and flexible way with better value for our customers, and that are accessible through traditional channels as well as through the new digital channels used by our customers.

Through our Information Technology Governance Model, we ensure that information technology investments are aligned with our strategy and business plan prior to approval. In this model, we strongly encourage Process Automation in order to increase efficiency and speed of business operations.

In June 2020, we began the implementation of a three-year strategic plan that will conclude in 2023. Today, there is a noticeable improvement in IT regarding the modernization and growth of our business in the following areas:

Cloud: Continue leading cloud adoption, facilitating complete migration to next-generation infrastructure platforms, expanding our business continuity capabilities with our private/public cloud operating model.

Focus on Payments: Through agreements with PagoNXT, Getnet and Global Cards, we have acquired new capabilities and flexible platforms, which have allowed us to use advanced technology to minimize time, cost and reliance on third-party suppliers, while strengthening our infrastructure, improving our online services and enhancing customer experience by addressing requests faster and providing additional tools for payments.

APIs: Promote the implementation of new digital assets, with the creation of an API-based architecture to increase our value delivery speed to customers.

Talent: Launch of talent plans to increase our technical skills and capabilities in information technology and cybersecurity areas, with the incorporation of new personnel and specific training plans.

The regional strategy enables us to leverage our local and global scale, capturing the benefits of consolidation, shared capability, scale, diversified expertise from our collaborators, and exchange of best practices and simplified governance, without the risk of losing control of the core activities.

Our Information Technology architecture is the central pillar of our banking operations. Our focus is to serve our customers on a global scale leveraging an architecture that is uniquely customer-centric, provides business support and increases the efficiency of our processes, all within a framework of enhanced security and regulatory compliance.

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

As a result, we are able to efficiently leverage alternate distribution channels, such as ATMs, digital banking, and our contact centers, which are complementary to our traditional proprietary branch network. These alternative distribution channels enable us to provide better service and support to our clients, thus increasing our digital customer satisfaction, and promoting an increase of digital activities.

We remain focused on strengthening the coordination between our information security and fraud teams, as the nature of many cyber-attacks and data breaches requires both teams' participation and our operational resilience against cybersecurity incidents depends on responding quickly and effectively in order to mitigate business risk and disruptions. We implemented a cybersecurity transformation plan that aims to ensure that our forensic and incident management team has the required tools and support to effectively address major incidents.

IT will continue supporting the Bank's growth strategy and the new operating models by strengthening and aligning our capabilities, working with the business to simplify processes and products.

Intellectual Property

In México, ownership of trademarks can be acquired only through a validly approved registration with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial or IMPI), the agency responsible for registering trademarks and patents in México. After registration, the owner has exclusive use of the trademark in México for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We own the principal domain names used in our business, which include www.santander.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this Report.

Competition

General

We face strong domestic competition in all aspects of our business from other Mexican financial groups, commercial banks and insurance companies, as well as from non-Mexican banks and international financial institutions. We compete for both commercial and retail customers with other large Mexican banks, including subsidiaries of foreign banks. In some parts of México, Banco Santander México also competes with regional banks. Banco Santander México also competes with certain non-Mexican banks (principally those based in the United States and Spain) for the business of the largest Mexican industrial groups and government entities, as well as high net worth individuals.

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

The following table shows the rankings and market share of Banco Santander México as of December 31, 2022, according to information published by the CNBV.

	Mexican Banking GAAP
	As of December 31, 2022

		Market Share
	Position of Banco	of Banco
	Santander	Santander
	México among	México among
Rankings and Market Share	banks(1)	banks(2)
Total loans	3	13.0%
Deposits	3	12.1%
Total assets	2	14.7%
Asset quality(3)	4	—
Total equity	3	12.0%
Net income	3	11.2%
Efficiency(4)	4	—
ROAE(5)	3	—

Source: CNBV.

(1)	Among the largest private banks in México in terms of total assets: Banco Santander México, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer; Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex; Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte; HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC; Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa; and Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank.
(2)	We calculate market share based on information published by the CNBV.
(3)	Defined as total non-performing loans as a percentage of total loans.
(4)	We calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV.
(5)	Calculated based upon the average balance of equity.

Our prominence in México’s financial system has been recognized in the Mexican business community. In 2022, LatinFinance magazine named Banco Santander México’s CIB as the Investment Bank of the Year in México. Euromoney named Banco Santander México’s Private Banking as the Best Private Bank Wealth Manager Overall and the Best Private Bank Wealth Manager for High Network Clients in México. Global Finance Magazine recognized Banco Santander México for its Outstandig Leadership in Transition/Sustainable Linked Loans. Moreover, World Economic Magazine named Banco Santander

México as the Best Commercial Bank México 2022, the Most Innovative Private Bank México 2022 and the Most Innovative Retail Bank México 2022. In addition, Banco Santander México also received the Financial Innovator of the Americas Platinum Award by Fintech Americas in the category Payments and Wallets Innovation, and was named the Best Mortgages Banking Brand in the Global Brand Awards. Furthermore, Banco Santander México ranked 7th place in Global Finance’s Safest Bank in Latin America Award 2022.

The Mexican Center for Philanthropy (Centro Mexicano para la Filantropia or CEMEFI) and the Alliance for Corporate Social Responsibility (AliarRSE) awarded Banco Santander México, for the eighteenth time, with the prestigious Socially Responsible Company (ESR) distinction. In 2022, for the third consecutive year, we were selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index (DJSI MILA 2022) in recognition of our performance in sustainable banking activities. In addition, the Bank was included in the S&P Global Sustainability Yearbook 2022 for our practices in ESG matters for the second consecutive year. Also in 2022, we were recognized as the Most Socially Responsible Bank in México for the sixth time by the International Finance Magazine and, for the first time, we were ranked as Market Leaders by Euromoney and outstanding in the seven categories of this ranking that evaluates social commitment, business, and digital solutions. Lastly, for the 15th time, we were recognized by Reforestamos México for our long-term alliance to promote the sustainable development of forests and communities.

Regarding diversity and inclusion practices, we were awarded with the Gender Equality Award by the Mexican Institute of Finance Executives (IMEF), and Best LGBTQ+ Places to Work 2022 by the Human Rights Campaign. In addition, Santander was included in the Top 10 Company to work for ranking by Grupo Expansión and was recognized as one of the Best Companies 2022 by LinkedIn.

The banking sector in México can be classified into two groups: the mature, established “large banks” and the recently created “new banks.” As of December 31, 2022, the four largest banks, BBVA Bancomer, Banco Santander México, Banamex and Banorte, held in the aggregate 62.4% of the total deposits in México, followed by a total of 17.6% held in the aggregate by HSBC, Scotiabank and Inbursa, all of which are established large banks. The remaining 20.0% was distributed among 43 other banks as determined in accordance with Mexican Banking GAAP, according to information published by the CNBV.

We also compete with credit unions in México. Credit unions are financial institutions that are formed for the purpose of providing access to funding and favorable conditions for savings and receipt of loans and financial services. Credit unions do not provide services to the public in general, since they are only authorized to carry out transactions with their members. The operation of a credit union is carried out by its own members. In order to be a member of a credit union, one must comply with the eligibility requirements established for that organization and acquire a certain number of shares of the credit union.

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

Commercial banks in México also compete in the retail market with non-banking institutions known as Sofomes, which focus primarily on offering consumer, commercial and mortgage loans to middle- and low-income individuals. Until recently, the commercial credit market for middle- and low-income individual customers has been serviced almost exclusively by non-banking institutions. Currently, more than 50 non-banking institutions are licensed to operate in México. Mexican non-banking institutions may engage in certain specific lending activities, but are prohibited from engaging in many banking operations, including receiving deposits, foreign trade financing, offering current accounts and engaging in foreign currency operations. Traditional banks have begun to extend their credit services to the markets previously dominated by Sofoles (now abolished) and Sofomes.

Commercial, “universal” banks such as Banco Santander México, also compete with banks incorporated solely to engage in certain activities, as permitted by the Mexican Banking Law. These banks have lower capital requirements and therefore reduced operational costs.

Commercial banks also face increasing competition from securities firms and other financial intermediaries that can provide larger companies with access to domestic and international capital markets as an alternative to bank loans.

Market Position of Banco Santander México

Net income

The following table sets forth net income and market share in terms of net income for the seven largest commercial banks in México for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	20,144	19.7%	Ps.	18,068	9.9%	Ps.	26,469	11.2%
BBVA		36,172	35.4		60,256	33.1		76,537	32.3
Banorte		20,384	20.0		26,086	14.3		34,549	14.6
Citi Banamex		7,440	7.3		22,396	12.3		20,433	8.6
Inbursa		6,791	6.6		13,931	7.6		15,560	6.6
Scotiabank		3,020	3.0		9,418	5.2		11,117	4.7
HSBC		(708)	(0.7)		2,806	1.5		10,010	4.2
Others(2)		8,878	8.7		29,209	16.1		42,066	17.8
Mexican financial system	Ps.	102,121	100.0%	Ps.	182,170	100.0%	Ps.	236,743	100.0%

Source: CNBV.

(1)	Market share data is calculated by us, using information published by the CNBV.
(2)	Net income and market share data for “Others” are calculated by us, using information published by the CNBV.

Total equity

The following table sets forth shareholders’ equity and market share in terms of total equity (as a percentage of the total equity of 50 private banks in México) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	158,930	13.4%	Ps.	165,823	12.8%	Ps.	166,235	12.0%
BBVA		242,308	20.4		282,724	21.6		300,069	21.6
Citi Banamex		174,303	14.6		182,786	14.0		191,250	13.8
Banorte		135,044	11.3		144,631	11.0		144,673	10.3
Inbursa		99,904	8.4		115,750	8.8		132,098	9.6
Scotiabank		55,322	4.6		67,350	5.1		75,294	5.4
HSBC		65,366	5.5		66,045	5.0		71,884	5.2
Total for seven banks(2)	Ps.	931,177	78.2%	Ps.	1,025,109	78.3%	Ps.	1,081,504	77.9%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total equity and market share data for the seven banks are calculated by us, using information published by the CNBV.

Return-on-average equity and equity to total assets ratio

The following table sets forth the return-on-average equity and equity to total assets ratio for the seven largest commercial banks in México for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020		2021		2022
	Return-on-average	Equity to total	Return-on-average	Equity to total	Return-on-average	Equity to total
	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)	equity (%)(1)	assets ratio (%)
Santander	13.5%	8.6%	11.1%	10.1%	15.9%	9.0%
BBVA	15.8	9.9	23.0	11.5	26.3	10.9
Banorte	16.4	10.7	18.7	11.7	23.9	9.3
Scotiabank	5.6	8.7	15.4	10.0	15.6	10.0
HSBC	(1.1)	8.4	4.3	9.2	14.5	9.2
Inbursa	6.9	24.9	12.9	28.2	12.6	27.8
Citi Banamex	4.4	12.8	12.5	13.3	10.9	12.9
Mexican financial system	9.0%	10.6%	14.6%	11.8%	17.6%	11.1%

Source: Return-on-average equity and equity to total assets ratio data are calculated by us, using information published by the CNBV.

(1)	Calculated based upon the average balance of equity.

Core capital ratio

The following table sets forth Banco Santander México’s and its peers’ core capital ratios for the periods presented. Core capital ratio is defined as Tier 1 Capital divided by risk-weighted assets.

	Mexican Banking GAAP
	As of December 31,
	2020	2021	2022

Santander	14.3%	14.8%	13.9%
Inbursa	18.7	21.5	21.9
BBVA	14.4	16.7	16.8
Citi Banamex	14.2	14.8	15.5
Banorte	13.9	15.3	15.1
Scotiabank	11.9	13.2	13.6
HSBC	11.7	11.3	11.5
Median of seven banks	14.2%	14.8%	15.1%

Source: CNBV.

Efficiency

As of December 31, 2022, Banco Santander México was the fourth most efficient bank among the seven largest commercial banks in México, according to each bank’s efficiency ratio. For this purpose, we calculate the efficiency ratio as administrative expenses divided by total income, using information published by the CNBV. The following table sets forth Banco Santander México’s and its peers’ efficiency ratios for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020	2021	2022
	(%)
Santander	46.1%	50.4%	47.3%
Citi Banamex	63.6	67.5	66.8
HSBC	63.2	73.2	60.0
Scotiabank	57.2	51.3	52.7
Banorte	45.0	48.2	41.0
BBVA	40.0	37.8	32.8
Inbursa	37.3	38.6	31.7
Median of seven banks	49.3%	50.8%	47.3%

Source: Efficiency ratios are calculated by us, using information published by the CNBV.

Total loans

The following table sets forth total loans and market share (as a percentage of the total loans of 50 private banks in México) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	702,769	13.6%	Ps.	750,966	13.6%	Ps.	810,082	13.0%
BBVA		1,245,943	24.0		1,310,832	23.6		1,516,177	24.3
Banorte		791,036	15.3		810,614	14.6		905,914	14.5
Citi Banamex		560,522	10.8		549,423	9.9		580,343	9.3
Scotiabank		415,206	8.0		437,741	7.9		495,317	7.9
HSBC		367,655	7.1		388,875	7.0		418,145	6.7
Inbursa		227,978	4.4		252,131	4.5		291,837	4.7
Total for seven banks(2)	Ps.	4,311,109	83.2%	Ps.	4,500,583	81.1%	Ps.	5,017,813	80.4%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total loans and market share data for the seven banks are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total mortgage loans and market share based on total mortgage loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	172,871	21.1%	Ps.	193,840	17.7%	Ps.	210,807	17.3%
BBVA		257,273	31.4		279,745	25.6		310,821	25.5
Banorte		189,394	23.1		202,536	18.5		228,797	18.8
Scotiabank		151,492	18.5		171,161	15.6		197,127	16.2
HSBC		78,926	9.6		102,775	9.4		123,938	10.1
Citi Banamex		78,857	9.6		71,343	6.5		69,120	5.7
Inbursa		5,812	0.7		5,619	0.5		5,961	0.5
Santander + Top 6(2)	Ps.	934,625	93.9%	Ps.	1,027,020	93.8%	Ps.	1,146,572	94.1%
Total System	Ps.	994,970	100.0%	Ps.	1,094,366	100.0%	Ps.	1,218,094	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total mortgage loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total consumer loans and market share based on total consumer loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	115,712	11.1%	Ps.	121,762	11.8%	Ps.	149,105	12.2%
BBVA		298,116	28.7		311,596	30.1		366,527	30.1
Citi Banamex		169,615	16.3		161,551	15.6		178,374	14.6
Banorte		121,183	11.7		124,887	12.1		147,877	12.1
HSBC		61,147	5.9		73,566	7.1		85,868	7.2
Scotiabank		41,563	4.0		36,267	3.5		34,091	2.8
Inbursa		35,010	3.4		27,581	2.7		29,965	2.5
Santander + Top 6(2)	Ps.	824,346	81.1%	Ps.	857,211	82.9%	Ps.	991,807	81.5%
Total System	Ps.	1,008,983	100.0%	Ps.	1,034,550	100.0%	Ps.	1,217,660	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total consumer loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total commercial loans and market share based on total commercial loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	331,070	12.9%	Ps.	341,068	12.9%	Ps.	351,367	11.8%
BBVA		500,860	19.6		522,190	19.8		623,512	21.0
Banorte		299,412	11.7		306,616	11.6		333,611	11.2
Citi Banamex		251,413	9.8		228,840	8.7		249,946	8.4
Scotiabank		184,180	7.2		193,345	7.3		230,852	7.8
Inbursa		173,457	6.8		187,457	7.1		217,828	7.3
HSBC		185,871	7.3		175,661	6.6		174,016	5.9
Santander + Top 6(2)	Ps.	1,926,263	75.3%	Ps.	1,955,176	74.0%	Ps.	2,181,132	73.4%
Total System	Ps.	2,575,059	100.0%	Ps.	2,642,900	100.0%	Ps.	2,974,106	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total commercial loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total government and financial entities loans and market share based on total government and financial entities loans for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)	(Millions of pesos)		(Market share (%))(1)
Santander	Ps.	83,116	10.8%	Ps.	94,295	12.2%	Ps.	99,479	12.5%
BBVA		189,694	24.7		197,301	25.4		202,188	25.4
Banorte		181,047	23.6		176,574	22.7		177,579	22.3
Citi Banamex		60,637	7.9		87,690	11.3		82,596	10.5
HSBC		41,711	5.4		36,874	4.7		38,111	4.8
Inbursa		13,699	1.8		31,474	4.0		34,417	4.3
Scotiabank		37,971	4.9		36,968	4.8		33,540	4.2
Santander + Top 6(2)	Ps.	607,875	79.1%	Ps.	661,176	85.1%	Ps.	667,910	840%
Total System	Ps.	723,582	100.0%	Ps.	777,240	100.0%	Ps.	794,669	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total government and financial entities loans and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

Deposits

The following table sets forth deposits and market share in terms of deposits (as a percentage of the total deposits of 50 private banks in México) for the seven private-sector banks with the largest market shares for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020			2021			2022
	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))	(Millions of pesos)		(Market share (%))
Santander	Ps.	762,996	15.0%	Ps.	783,112	12.6%	Ps.	774,644	11.7%
BBVA		1,328,151	26.2		1,467,536	23.6		1,610,762	24.4
Banorte		798,101	15.7		775,832	12.5		893,138	13.5
Citi Banamex		904,923	17.8		894,775	14.4		848,799	12.9
HSBC		451,162	8.9		482,720	7.8		500,938	7.6
Scotiabank		372,956	7.3		410,554	6.6		441,641	6.7
Inbursa		178,514	3.5		196,151	3.2		243,394	3.7
Total for seven banks	Ps.	4,796,803	94.4%	Ps.	5,010,679	80.7%	Ps.	5,313,315	80.5%

Source: Deposits and market share data are calculated by us, using information published by the CNBV.

Asset quality

The following table sets forth the asset quality, defined as total non-performing loans as a percentage of total loans by the CNBV, for the seven largest commercial banks in México for the periods indicated.

	Mexican Banking GAAP
	As of December 31,
	2020	2021	2022
	(Asset quality (%))	(Asset quality (%))	(Asset quality (%))
Santander	3.1%	2.2%	1.9%
Scotiabank	3.0	3.9	3.7
HSBC	2.8	2.6	3.0
Citi Banamex	2.9	2.0	2.7
Inbursa	2.2	1.4	1.6
BBVA	3.0	1.7	1.6
Banorte	1.1	1.0	1.0
Mexican financial system	2.6%	2.1%	2.1%

Source: CNBV.

Branches and ATMs

The following table sets forth Banco Santander México’s total bank branches and market share based on number of bank branches for the periods indicated.

	As of December 31,
	2020		2021		2022
		(Market		(Market		(Market
		share		share		share
	(Branches)	(%))(1)	(Branches)	(%))(1)	(Branches)	(%))(1)
Santander	1,012	8.4%	1,036	8.9%	1,037	8.8%
BBVA	1,745	14.4	1,716	14.6	1,731	14.6
Citi Banamex	1,420	11.7	1,276	10.9	1,267	10.7
Banorte	1,193	9.9	1,064	9.1	1,154	9.8
HSBC	929	7.7	912	7.8	878	7.4
Inbursa	748	6.2	644	5.5	643	5.4
Scotiabank	521	4.3	468	4.0	450	3.8
Santander + Top 6(2)	7,568	62.6%	7,116	60.8%	7,160	60.5%
Total System	12,106	100.0%	11,698	100.0%	11,831	100.0%

Source: CNBV (R1 regulatory report on branches, ATMs and credit cards).

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total bank branches and market share data for “Santander + Top 6” are calculated by us, using information published by the CNBV.

The following table sets forth Banco Santander México’s total number of ATMs and market share in terms of ATMs for the periods indicated.

	As of December 31,
	2020		2021		2022
	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)	(ATMs)	(Market share (%))(1)
Santander	9,448	16.4%	9,498	16.1%	9,689	15.9%
BBVA	12,950	22.4	13,400	22.8	14,019	22.9
Banorte	9,387	16.2	9,668	16.4	9,938	16.3
Citi Banamex	9,424	16.3	8,991	15.3	9,042	14.8
HSBC	5,934	10.3	6,128	10.4	6,168	10.1
Scotiabank	1,742	3.0	1,807	3.1	1,918	3.1
Inbursa	750	1.3	665	1.1	667	1.1
Santander + Top 6(2)	49,635	85.9%	50,157	85.2%	51,441	84.2%
Total System	57,770	100.0%	58,841	100.0%	61,129	100.0%

Source: CNBV.

(1)	Market share data are calculated by us, using information published by the CNBV.
(2)	Total ATMs and market share data are calculated by us, using information published by the CNBV.

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

In accordance with the foregoing, in November 2022 the first follow-up audit was carried out by AENOR, under the ISO 14001:2015 guidelines, obtaining favorable results and zero non-conformities as we did in recent years, which will continue to place us at the forefront in matters of environmental commitment.

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

In 2022, we bought 134,965 International Renewable Energy Contracts (IRECs) to offset greenhouse gas emissions generated by our electricity consumption. We are also bought 11,600 Certificates of Emission Reduction in 2022 to offset our fuel emissions.

With these two types of Certificates combined, we are a carbon-neutral company.

Below is a list of the recognitions and certifications we have obtained.

Corporate Center Santa Fe, Mexico City, México

●	In 2022, the Environmental Management System established at our Santa Fe corporate building celebrated 18 years of being implemented and certified.

Technological Operations Center Santander (Centro Tecnológico de Operaciones Santander) (CTOS), Querétaro, México

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I –National granted by the Federal Procurator for Environmental Protection (Procuraduría Federal de Protección al Ambiente or PROFEPA) and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

Contact Center Santander (CCS), Querétaro, México

●	Certification under the international standard ISO 14001 2015 Environmental Management System.

Data Processing Center (Centro de Procesamiento de Datos) (CPD Q), Querétaro, México

●	Certification under the international standard ISO 14001 2015 Environmental Management System.
●	Certification of Environmental Quality Level I-National granted by PROFEPA and which certifies compliance with environmental regulations required by law at the municipal, state and federal levels.

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

Average Balance Sheets, Income from Interest-Earning Assets and Interest on Interest-Bearing Liabilities

	IFRS for the year ended December 31,
	2020					2021					2022
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and balances with the Mexican Central Bank
Pesos	Ps.	40,037	Ps.	1,951	4.87%	Ps.	40,156	Ps.	1,471	3.66%	Ps.	37,411	Ps.	2,587	6.92%
Total	Ps.	40,037	Ps.	1,951	4.87%	Ps.	40,156	Ps.	1,471	3.66%	Ps.	37,411	Ps.	2,587	6.92%
Loans and advances to credit institutions
Pesos	Ps.	14,550	Ps.	58	0.40%	Ps.	1,496	Ps.	6	0.40%	Ps.	1,044	Ps.	14	1.34%
Foreign currency(1)		115,721		354	0.31%		80,945		1,191	1.47%		36,171		704	1.95%
Total	Ps.	130,271	Ps.	412	0.32%	Ps.	82,441	Ps.	1,197	1.45%	Ps.	37,215	Ps.	718	1.93%
Loans and advances to customers—excluding credit cards
Pesos	Ps.	602,182	Ps.	66,129	10.98%	Ps.	598,771	Ps.	59,800	9.99%	Ps.	650,042	Ps.	75,766	11.66%
Foreign currency(1)		89,081		2,992	3.36%		70,806		2,248	3.17%		79,765		3,475	4.36%
Total	Ps.	691,263	Ps.	69,121	10.00%	Ps.	669,577	Ps.	62,048	9.27%	Ps.	729,807	Ps.	79,241	10.86%
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	68,794	Ps.	3,818	5.55%	Ps.	81,323	Ps.	2,060	2.53%	Ps.	126,911	Ps.	8,807	6.94%
Total	Ps.	68,794	Ps.	3,818	5.55%	Ps.	81,323	Ps.	2,060	2.53%	Ps.	126,911	Ps.	8,807	6.94%
Loans and advances to customers—credit cards
Pesos	Ps.	55,511	Ps.	15,151	27.29%	Ps.	51,814	Ps.	13,154	25.39%	Ps.	58,378	Ps.	15,138	25.93%
Total	Ps.	55,511	Ps.	15,151	27.29%	Ps.	51,814	Ps.	13,154	25.39%	Ps.	58,378	Ps.	15,138	25.93%
Debt instruments- Taxable
Pesos	Ps.	330,717	Ps.	20,261	6.13%	Ps.	353,811	Ps.	19,972	5.64%	Ps.	317,014	Ps.	22,554	7.11%
Foreign currency(1)		86,072		1,378	1.60%		103,438		1,035	1.00%		128,985		1,753	1.36%
Total	Ps.	416,789	Ps.	21,639	5.19%	Ps.	457,249	Ps.	21,007	4.59%	Ps.	445,999	Ps.	24,307	5.45%
Debt instruments - Non taxable
Foreign currency(1)		20,033		1,211	6.05%		25,951		1,482	5.71%		26,257		1,594	6.07%
Total	Ps.	20,033	Ps.	1,211	6.05%	Ps.	25,951	Ps.	1,482	5.71%	Ps.	26,257	Ps.	1,594	6.07%
Income from hedging operations
Pesos			Ps.	2,432				Ps.	340				Ps.	5,370
Foreign currency(1)				—					—					—
Total			Ps.	2,432				Ps.	340				Ps.	5,370
Other interest-earning assets
Pesos			Ps.	250				Ps.	353				Ps.	1,068
Foreign currency(1)				—					—					166
Total			Ps.	250				Ps.	353				Ps.	1,234
Total interest-earning assets
Pesos	Ps.	1,111,791	Ps.	110,050	9.90%	Ps.	1,127,371	Ps.	97,156	8.62%	Ps.	1,190,800	Ps.	131,304	11.03%
Foreign currency(1)		310,907		5,935	1.91%		281,140		5,956	2.12%		271,178		7,692	2.84%
Total	Ps.	1,422,698	Ps.	115,985	8.15%	Ps.	1,408,511	Ps.	103,112	7.32%	Ps.	1,461,978	Ps.	138,996	9.51%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2020					2021					2022
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Cash and loans and advances to credit institutions
Pesos	Ps.	20,954				Ps.	22,698				Ps.	25,363
Foreign currency(1)		1,168					—					880
Total	Ps.	22,122				Ps.	22,698				Ps.	26,243
Allowance for impairment losses
Pesos	Ps.	(20,651)				Ps.	(13,673)				Ps.	(14,262)
Foreign currency(1)		(2,748)					(1,728)					(1,193)
Total	Ps.	(23,399)				Ps.	(15,401)				Ps.	(15,455)
Tangible assets
Pesos	Ps.	16,150				Ps.	17,671				Ps.	19,238
Total	Ps.	16,150				Ps.	17,671				Ps.	19,238
Intangible assets
Pesos	Ps.	8,156				Ps.	8,256				Ps.	9,281
Total	Ps.	8,156				Ps.	8,256				Ps.	9,281
Other non-interest-earning assets
Pesos	Ps.	166,495				Ps.	146,866				Ps.	444,553
Foreign currency(1)		63,635					9,182					13,934
Total	Ps.	230,130				Ps.	156,048				Ps.	458,487
Total non-interest-earning assets
Pesos	Ps.	191,104				Ps.	181,818				Ps.	484,173
Foreign currency(1)		62,055					7,454					13,621
Total	Ps.	253,159				Ps.	189,272				Ps.	497,794
Total average assets
Pesos	Ps.	1,302,895	Ps.	110,050	8.45%	Ps.	1,309,189	Ps.	97,156	7.42%	Ps.	1,674,973	Ps.	131,304	7.84%
Foreign currency(1)		372,962		5,935	1.59%		288,594		5,956	2.06%		284,799		7,692	2.70%
Total	Ps.	1,675,857	Ps.	115,985	6.92%	Ps.	1,597,783	Ps.	103,112	6.45%	Ps.	1,959,772	Ps.	138,996	7.09%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2020					2021					2022
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	152,138	Ps.	12,383	8.14%	Ps.	201,748	Ps.	10,814	5.36%	Ps.	201,034	Ps.	19,088	9.49%
Foreign currency(1)		31,448		17	0.05%		14,466		153	1.06%		9,802		285	2.91%
Total	Ps.	183,586	Ps.	12,400	6.75%	Ps.	216,214	Ps.	10,967	5.07%	Ps.	210,836	Ps.	19,373	9.19%
Customer deposits— Demand accounts
Pesos	Ps.	410,244	Ps.	9,030	2.20%	Ps.	456,422	Ps.	7,950	1.74%	Ps.	463,527	Ps.	11,357	2.45%
Foreign currency(1)		56,705		13	0.02%		65,058		14	0.02%		71,858		18	0.03%
Total	Ps.	466,949	Ps.	9,043	1.94%	Ps.	521,480	Ps.	7,964	1.53%	Ps.	535,385	Ps.	11,375	2.12%
Customer deposits—Savings accounts
Pesos	Ps.	—				Ps.	—				Ps.	—
Total	Ps.	—				Ps.	—				Ps.	—
Customer deposits— Time deposits
Pesos	Ps.	244,181	Ps.	16,807	6.88%	Ps.	209,496	Ps.	9,633	4.60%	Ps.	221,531	Ps.	17,043	7.69%
Foreign currency(1)		20,409		138	0.68%		14,100		68	0.48%		14,164		675	4.77%
Total	Ps.	264,670	Ps.	16,945	6.40%	Ps.	223,596	Ps.	9,701	4.34%	Ps.	235,695	Ps.	17,718	7.52%
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	152,173	Ps.	2,247	1.48%	Ps.	128,534	Ps.	1,559	1.21%	Ps.	129,895	Ps.	3,135	2.41%
Total	Ps.	152,173	Ps.	2,247	1.48%	Ps.	128,534	Ps.	1,559	1.21%	Ps.	129,895	Ps.	3,135	2.41%
Subordinated debentures
Foreign currency(1)	Ps.	39,035	Ps.	1,767	4.53%	Ps.	41,125	Ps.	1,668	4.06%	Ps.	41,058	Ps.	1,646	4.01%
Total	Ps.	39,035	Ps.	1,767	4.53%	Ps.	41,125	Ps.	1,668	4.06%	Ps.	41,058	Ps.	1,646	4.01%
Marketable debt securities and other financial liabilities
Pesos	Ps.	89,527	Ps.	3,170	3.54%	Ps.	59,392	Ps.	2,308	3.89%	Ps.	79,531	Ps.	4,777	6.01%
Foreign currency(1)		49,785		2,586	5.19%		56,841		3,000	5.28%		53,456		2,855	5.34%
Total	Ps.	139,312	Ps.	5,756	4.13%	Ps.	116,233	Ps.	5,308	4.57%	Ps.	132,987	Ps.	7,632	5.74%
Other liabilities
Pesos	Ps.	16,778	Ps.	703	4.19%	Ps.	22,039	Ps.	1,092	4.95%	Ps.	26,367	Ps.	1,806	6.85%
Foreign currency(1)		—		—	0.00%		—		—	0.00%		103		—	0.00%
Total	Ps.	16,778	Ps.	703	4.19%	Ps.	22,039	Ps.	1,092	4.95%	Ps.	26,470	Ps.	1,806	6.82%
Expense from hedging operation
Pesos	Ps.	—	Ps.	193		Ps.	—	Ps.	300		Ps.	—	Ps.	99
Foreign currency (1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	193		Ps.	—	Ps.	300		Ps.	—	Ps.	99
Other interest expense
Pesos	Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,100
Foreign currency(1)		—		—			—		—			—		—
Total	Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,121		Ps.	—	Ps.	1,100
Total interest-bearing liabilities
Pesos	Ps.	1,065,041	Ps.	45,654	4.29%	Ps.	1,077,631	Ps.	34,777	3.23%	Ps.	1,121,885	Ps.	58,405	5.21%
Foreign currency(1)		197,382		4,521	2.29%		191,590		4,903	2.56%		190,441		5,479	2.88%
Total	Ps.	1,262,423	Ps.	50,175	3.97%	Ps.	1,269,221	Ps.	39,680	3.13%	Ps.	1,312,326	Ps.	63,884	4.87%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31,
	2020					2021					2022
					Average					Average					Average
	Average				nominal	Average				nominal	Average				nominal
	balance		Interest		rate	balance		Interest		rate	balance		Interest		rate
	(Millions of pesos, except percentages)
Customer deposits— Demand deposits
Pesos	Ps.	—				Ps.	—				Ps.	—
Foreign currency(1)		—					—					—
Total	Ps.	—				Ps.	—				Ps.	—
Other liabilities— non-interest-bearing
Pesos	Ps.	91,170				Ps.	69,693				Ps.	389,726
Foreign currency(1)		180,900					101,410					101,399
Total	Ps.	272,070				Ps.	171,103				Ps.	491,125
Total equity
Pesos	Ps.	141,364				Ps.	157,459				Ps.	156,321
Total	Ps.	141,364				Ps.	157,459				Ps.	156,321
Total non-interest-bearing liabilities and equity
Pesos	Ps.	232,534				Ps.	227,152				Ps.	546,047
Foreign currency(1)		180,900					101,410					101,399
Total	Ps.	413,434				Ps.	328,562				Ps.	647,446
Total liabilities and equity
Pesos	Ps.	1,297,575	Ps.	45,654	3.52%	Ps.	1,304,783	Ps.	34,777	2.67%	Ps.	1,667,932	Ps.	58,405	3.50%
Foreign currency(1)		378,282		4,521	1.20%		293,000		4,903	1.67%		291,840		5,479	1.88%
Total	Ps.	1,675,857	Ps.	50,175	2.99%	Ps.	1,597,783	Ps.	39,680	2.48%	Ps.	1,959,772	Ps.	63,884	3.26%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Changes in our Net Interest Income—Volume and Rate Analysis

The following tables allocate the changes in our net interest income between changes in average volume and changes in average rate for the year ended December 31, 2022 compared to the year ended December 31, 2021 and changes for the year ended December 31, 2021 compared to the year ended December 31, 2020. We have calculated volume variations based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variations caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

Change in Financial Income and Expense

	IFRS for the year ended December 31, 2022 and 2021
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	(190)	Ps.	1,306	Ps.	1,116
Total	Ps.	(190)	Ps.	1,306	Ps.	1,116
Loans and advances to credit institutions
Pesos	Ps.	(6)	Ps.	—	Ps.	(6)
Foreign currency(1)		(871)		384		(487)
Total	Ps.	(878)	Ps.	384	Ps.	(493)
Loans and advances to customers—excluding credit cards
Pesos	Ps.	5,976	Ps.	9,990	Ps.	15,966
Foreign currency(1)		390		837		1,227
Total	Ps.	6,366	Ps.	10,827	Ps.	17,193
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	3,164	Ps.	3,583	Ps.	6,747
Total	Ps.	3,164	Ps.	3,583	Ps.	6,747
Loans and advances to customers—credit cards
Pesos	Ps.	1,702	Ps.	282	Ps.	1,984
Total	Ps.	1,702	Ps.	282	Ps.	1,984
Debt instruments - Taxable
Pesos	Ps.	(2,618)	Ps.	5,200	Ps.	2,582
Foreign currency(1)		347		371		718
Total	Ps.	(2,271)	Ps.	5,571	Ps.	3,300
Debt instruments - Non taxable
Foreign currency(1)	Ps.	19	Ps.	93	Ps.	112
Total	Ps.	19	Ps.	93	Ps.	112
Income from hedging operations
Pesos	Ps.	—	Ps.	5,030	Ps.	5,030
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	5,030	Ps.	5,030
Other interest-earning assets
Pesos	Ps.	—	Ps.	715	Ps.	715
Foreign currency(1)		—		166		166
Total	Ps.	—	Ps.	881	Ps.	881
Total interest-earning assets
Pesos	Ps.	6,994	Ps.	27,154	Ps.	34,148
Foreign currency(1)		(283)		2,019		1,736
Total	Ps.	6,711	Ps.	29,173	Ps.	35,884
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2022 and 2021
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	(68)	Ps.	8,342	Ps.	8,274
Foreign currency(1)		(136)		268		132
Total	Ps.	(204)	Ps.	8,610	Ps.	8,406
Customer deposits—Demand accounts
Pesos	Ps.	174	Ps.	3,233	Ps.	3,407
Foreign currency(1)		2		2		4
Total	Ps.	176	Ps.	3,235	Ps.	3,411
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	926	Ps.	6,484	Ps.	7,410
Foreign currency(1)		3		604		607
Total	Ps.	929	Ps.	7,088	Ps.	8,017
Customer deposits—Repurchase agreements
Pesos	Ps.	33	Ps.	1,543	Ps.	1,576
Total	Ps.	33	Ps.	1,543	Ps.	1,576
Subordinated debentures
Foreign currency(1)	Ps.	(3)	Ps.	(19)	Ps.	(22)
Total	Ps.	(3)	Ps.	(19)	Ps.	(22)
Marketable debt securities and other financial liabilities
Pesos	Ps.	1,210	Ps.	1,259	Ps.	2,469
Foreign currency(1)		(181)		36		(145)
Total	Ps.	1,029	Ps.	1,295	Ps.	2,324
Other liabilities
Pesos	Ps.	296	Ps.	418	Ps.	714
Foreign currency(1)		—		—		—
Total	Ps.	296	Ps.	418	Ps.	714
Expense from hedging operations
Pesos	Ps.	—	Ps.	(201)	Ps.	(201)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(201)	Ps.	(201)
Other interest expense
Pesos	Ps.	—	Ps.	(21)	Ps.	(21)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(21)	Ps.	(21)
Total interest-bearing liabilities
Pesos	Ps.	2,571	Ps.	21,057	Ps.	23,628
Foreign currency(1)		(315)		891		576
Total	Ps.	2,256	Ps.	21,948	Ps.	24,204
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2021 and 2020
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-EARNING ASSETS
Cash and balances with the Mexican Central Bank
Pesos	Ps.	4	Ps.	(484)	Ps.	(480)
Total	Ps.	4	Ps.	(484)	Ps.	(480)
Loans and advances to credit institutions
Pesos	Ps.	(52)	Ps.	—	Ps.	(52)
Foreign currency(1)		(512)		1,349		837
Total	Ps.	(564)	Ps.	1,349	Ps.	785
Loans and advances to customers—excluding credit cards
Pesos	Ps.	(341)	Ps.	(5,989)	Ps.	(6,329)
Foreign currency(1)		(580)		(164)		(744)
Total	Ps.	(921)	Ps.	(6,153)	Ps.	(7,073)
Loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements
Pesos	Ps.	318	Ps.	(2,075)	Ps.	(1,757)
Total	Ps.	318	Ps.	(2,075)	Ps.	(1,757)
Loans and advances to customers—credit cards
Pesos	Ps.	(939)	Ps.	(1,058)	Ps.	(1,997)
Total	Ps.	(939)	Ps.	(1,058)	Ps.	(1,997)
Debt instruments - Taxable
Pesos	Ps.	1,304	Ps.	(1,593)	Ps.	(289)
Foreign currency(1)		174		(517)		(343)
Total	Ps.	1,478	Ps.	(2,110)	Ps.	(632)
Debt instruments - Non taxable
Foreign currency(1)		338		(67)		271
Total	Ps.	338	Ps.	(67)	Ps.	271
Income from hedging operations
Pesos	Ps.	—	Ps.	(2,092)	Ps.	(2,092)
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	(2,092)	Ps.	(2,092)
Other interest-earning assets
Pesos	Ps.	—	Ps.	102	Ps.	102
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	102	Ps.	102
Total interest-earning assets
Pesos	Ps.	1,343	Ps.	(14,237)	Ps.	(12,894)
Foreign currency(1)		(631)		652		21
Total	Ps.	712	Ps.	(13,586)	Ps.	(12,873)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

	IFRS for the year ended December 31, 2021 and 2020
	Volume		Rate		Net Change
	(Millions of pesos)
INTEREST-BEARING LIABILITIES
Deposits from the Mexican Central Bank and credit institutions
Pesos	Ps.	2,659	Ps.	(4,228)	Ps.	(1,569)
Foreign currency(1)		(180)		316		136
Total	Ps.	2,479	Ps.	(3,912)	Ps.	(1,433)
Customer deposits—Demand accounts
Pesos	Ps.	804	Ps.	(1,884)	Ps.	(1,080)
Foreign currency(1)		2		(1)		1
Total	Ps.	806	Ps.	(1,885)	Ps.	(1,079)
Customer deposits—Savings accounts
Pesos	Ps.	—	Ps.	—	Ps.	—
Total	Ps.	—	Ps.	—	Ps.	—
Customer deposits—Time deposits
Pesos	Ps.	(1,595)	Ps.	(5,579)	Ps.	(7,174)
Foreign currency(1)		(30)		(40)		(70)
Total	Ps.	(1,625)	Ps.	(5,619)	Ps.	(7,244)
Customer deposits—Repurchase agreements
Pesos	Ps.	(287)	Ps.	(401)	Ps.	(688)
Total	Ps.	(287)	Ps.	(401)	Ps.	(688)
Subordinated debentures
Foreign currency(1)	Ps.	85	Ps.	(184)	Ps.	(99)
Total	Ps.	85	Ps.	(184)	Ps.	(99)
Marketable debt securities and other financial liabilities
Pesos	Ps.	(1,171)	Ps.	309	Ps.	(862)
Foreign currency(1)		372		42		414
Total	Ps.	(799)	Ps.	351	Ps.	(448)
Other liabilities
Pesos	Ps.	261	Ps.	128	Ps.	389
Foreign currency(1)		—		—		—
Total	Ps.	261	Ps.	128	Ps.	389
Expense from hedging operations
Pesos	Ps.	—	Ps.	107	Ps.	107
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.	107	Ps.	107
Other interest expense
Pesos	Ps.	—	Ps.	—	Ps.	—
Foreign currency(1)		—		—		—
Total	Ps.	—	Ps.		Ps.
Total interest-bearing liabilities
Pesos	Ps.	671	Ps.	(11,548)	Ps.	(10,877)
Foreign currency(1)		249		133		382
Total	Ps.	920	Ps.	(11,415)	Ps.	(10,495)
(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.

Assets

Earning Assets—Yield Spread

The following tables analyze our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	IFRS for the year ended December 31,
	2020		2021		2022
	(Millions of pesos, except percentages)
Net Interest Margin and Spread
Average earning assets
Pesos	Ps.	1,111,791	Ps.	1,127,371	Ps.	1,190,800
Foreign currency(1)		310,907		281,140		271,178
Total	Ps.	1,422,698	Ps.	1,408,511	Ps.	1,461,978
Net interest income
Pesos	Ps.	64,396	Ps.	62,379	Ps.	72,899
Foreign currency(1)		1,414		1,053		2,213
Total	Ps.	65,810	Ps.	63,432	Ps.	75,112
Gross yield(2)
Pesos		9.90%		8.62%		11.03%
Foreign currency(1)		1.91%		2.12%		2.84%
Total		8.15%		7.32%		9.51%
Net yield(3)
Pesos		5.79%		5.53%		6.12%
Foreign currency(1)		0.45%		0.37%		0.82%
Total		4.63%		4.50%		5.14%
Yield spread(4)
Pesos		5.61%		5.39%		5.82%
Foreign currency(1)		(0.38)%		(0.44)%		(0.04)%
Total		4.18%		4.19%		4.64%

(1)	Represents assets or liabilities denominated in foreign currencies. Values are presented in pesos.
(2)	Gross yield is the quotient of interest divided by average interest-earning assets, which are loans, receivables, debt instruments and other financial assets that yield interest or similar income.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost rate of interest-bearing liabilities.

Interest-Earning Assets—Composition

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates,” and footnotes thereto.

	IFRS
	For the year ended December 31,
	2020	2021	2022
	(Percentages)
Average Interest-Earning Assets
Cash and balances with the Mexican Central Bank	2.81%	2.85%	2.56%
Loans and advances to credit institutions	9.16%	5.85%	2.55%
Loans and advances to customers–excluding credit cards	48.59%	47.54%	49.92%
Loans and advances to customers (excluding credit cards) and credit institutions-Reverse repurchase agreements	4.84%	5.77%	8.68%
Loans and advances to customers–credit cards	3.90%	3.68%	3.99%
Debt instruments–Taxable	29.30%	32.46%	30.51%
Debt instruments–Non taxable	1.40%	1.85%	1.80%
Total interest-earning assets	100.00%	100.00%	100.00%

Other Selected Statistical Information

Investment Portfolio

The following table shows as of December 31, 2022, the balances and weighted-average yields for our debt securities not held at fair value through earnings, for each range of maturities. All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from having used daily averages. Yields on tax-exempt obligations have not been computed on a tax-equivalent basis. For each range of maturities and type of bond, the weighted-average yield is calculated as the average of the interest rates of the debt securities maturing in each period.

	Maturity as of December 31, 2022
	Less than		Average			Average			Average	More than		Average
	1 year		yield	1 to 5 years		yield	5 to 10 years		yield	10 years		yield	Total
	(Millions of pesos, except percentages)
Investment Securities
Debt instruments issued by the Mexican government (excluding Mexican Central Bank)	Ps.	56,323	9.46%	Ps.	242,804	7.94%	Ps.	15,183	5.75%	Ps.	12,042	6.77%	Ps.	326,352
Debt instruments issued by the Mexican Central Bank		1,619	10.09%		10,864	10.20%		16,822	10.40%		—	—		29,305
Foreign government debt securities		78,734	4.76%		23,272	12.37%		—	—		—	—		102,006
Debt instruments issued by the private sector		5,119	10.54%		3,614	10.31%		—	—		—	—		8,733
Total debt instruments	Ps.	141,795	8.71%	Ps.	280,554	10.20%	Ps.	32,005	4.04%	Ps.	12,042	1.69%	Ps.	466,396

Loan Portfolio

As of December 31, 2020, 2021 and 2022 our total loans and advances to customers (excluding reverse repurchase agreements) equaled Ps.712,983 million, Ps.762,088 million and Ps.820,314 million, respectively, representing 38.8%, 45.4% and 45.2% of our total assets at such dates, respectively. Loans and advances to customers (excluding reverse repurchase agreements), net of allowance for impairment losses equaled Ps.687,432 million, Ps.741,053 million and Ps.798,662 as of December 31, 2020, 2021 and 2022, respectively, representing 37.4%, 44.2% and 44.0% of our total assets at such dates. We also have loan commitments drawable by third parties, which amounted to Ps.157,033 million, Ps.171,094 million and Ps.205,793 million as of December 31, 2020, 2021 and 2022, respectively. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. While credit cards lines are unconditionally cancelable by the issuer, commercial commitments are generally one-year facilities, subject to an evaluation of the customer’s projected cash flows and financial history. The loans guaranteed by governmental entities are reported in non-performing loans without impact on or adjustment relating to the amount guaranteed, and therefore the guarantees have no impact on our non-performing loan ratios.

During the last three years our recoveries from written-off loans have been Ps.3,453 million, Ps.2,720 million and Ps.3,682 million for 2020, 2021 and 2022, respectively. Even though the pandemic negatively affected the economy in 2020, our recoveries were higher due to the sale of a significant portion of written-off loans. In 2021, the recoveries returned to pre-pandemic 2019 levels. This was possible, mainly, due to the re-opening of courts which allowed more judicial actions. In 2022, recoveries were positively impacted by SME and Mortgage portfolios recoveries.

In 2022, our strategy continued focusing on the individual loan portfolio, mainly aimed in increasing the market share of secured portfolios (mortgages and car loan portfolios); however, the weaker demand for corporates credits throughout the Mexican financial system impacted the overall growth of our portfolio and led to a change of the mix in our portfolio (secured vs. unsecured) leading to a better portfolio quality.

Maturity

The following tables set forth an analysis by maturity of our loans and advances to customers (excluding reverse repurchase agreements), by type of loan and status as of December 31, 2022.

	IFRS as of December 31, 2022
	Less than 1 year			1 to 5 Years			5 to 15 Years			Over 15 Years			Total
	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total	Balance		% of total
	(Millions of pesos, except percentages)
Public sector	Ps.	76,482	21.14%	Ps.	8,101	2.72%	Ps.	—	0.00%	Ps.	—	0.00%	Ps.	84,583	10.31%
Commercial, financial and industrial		211,625	58.48%		142,801	47.99%		13,201	9.33%		29	0.15%		367,656	44.82%
Mortgages		31,282	8.64%		62,674	21.07%		103,691	73.32%		19,462	99.85%		217,109	26.47%
Installment loans to individuals		42,465	11.74%		83,962	28.22%		24,539	17.35%		—	0.00%		150,966	18.40%
Revolving consumer credit card loans		14,576	4.03%		32,285	10.85%		18,096	12.79%		—	0.00%		64,957	7.92%
Non-revolving consumer loans		27,889	7.71%		51,677	17.37%		6,443	4.56%		—	0.00%		86,009	10.48%
Total loans		361,854	100.00%		297,538	100.00%		141,431	100.00%		19,491	100.00%		820,314	100.00%
Allowance for impairment losses		(9,200)			(8,363)			(4,089)			—			(21,652)
Loans net of allowance for impairment losses	Ps.	352,654	100.00%	Ps.	289,175	100.00%	Ps.	137,342	100.00%	Ps.	19,491	100.00%	Ps.	798,662	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and floating rate loans having a maturity of more than one year as of December 31, 2022.

	Fixed and variable rate loans having a maturity of more than one year
	Pesos	Total
	(in millions of Pesos)
Fixed rate
Public sector	—	—
Commercial, financial and industrial	33,384	33,384
Mortgages	213,169	213,169
Installment loans to individuals	85,843	85,843
Revolving consumer credit card loans	—	—
Non-revolving consumer loans	85,843	85,843
Total Fixed Rate	332,396	332,396
Variable Rate
Public sector	84,583	84,583
Commercial, financial and industrial	334,272	334,272
Mortgages	3,940	3,940
Installment loans to individuals	65,123	65,123
Revolving consumer credit card loans	64,957	64,957
Non-revolving consumer loans	166	166
Total Variable Rate	487,918	487,918
TOTAL	820,314	820,314

Movements in Allowance for Impairment Losses

Credit Ratios

	As of December 31,
	2020		2021		2022
	(Millions of pesos)
Allowances for credit losses to total loans outstanding
Allowances for credit losses	Ps.	(25,551)	Ps.	(21,030)	Ps.	(21,652)
Total loans outstanding		712,983		762,083		820,314
Net Charge-offs during the period to average loans outstanding:
Average amount outstanding		760,553		741,028		788,185
Net Charge-off during the period		—		—		—
Average amount outstanding		—		—		—
Commercial, financial and industrial
Net Charge-off during the period		7,919		9,259		5,130
Average amount outstanding		451,946		413,326		446,254
Mortgages
Net Charge-off during the period		1,145		1,572		2,894
Average amount outstanding		195,737		212,409		206,700
Installment loans to individuals		112,870		115,293		135,231
Revolving consumer credit card loans
Net Charge-off during the period		7,020		8,396		5,670
Average amount outstanding		55,513		51,814		58,378
Non-revolving consumer loans
Net Charge-off during the period		5,506		7,250		5,475
Average amount outstanding		57,357		63,479		76,853
Total loans
Net Charge-off during the period		(21,590)		(26,477)		(19,169)
Average amount outstanding		760,553		741,028		788,185

The increase in the 2022 allowances for credit losses was driven by a decrease in net charge-off, due to higher charge-offs in 2021 due to COVID-19 debtor relief programs expiring in late 2020, partly offset by an increase in total loans outstanding, mainly due to the growth of payroll, auto and credit card loans, in line with our strategy and our prudent approach to risk management. In 2022, our loan loss reserves increased and our non-performing loan coverage ratio increased in 2022 as compared to 2021. See Note 2.g and 11 to our audited financial statements included elsewhere in this Report.

Non-performing loan levels decreased in 2022, mainly due to the reclassification of a certain large corporate customer that was assessed as stage 3 during the COVID-19 pandemic, due to an imminent risk of default, but subsequently upgraded to stage 1 due to its subsequent sustained performance under its loans.

For further discussion of material changes in credit ratios, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021—Impairment Losses on Financial Assets (Net)” below and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results for the Year Ended December 31,

2021 Compared to the Year Ended December 31, 2020—Impairment Losses on Financial Assets (Net) in our Annual Report on Form 20-F for the year ended December 31, 2021.”

Deposits

The principal components of our deposits are our demand accounts, savings accounts, time deposits and deposits from the Mexican Central Bank and credit institutions. For an analysis of average deposits for 2020, 2021 and 2022, see “ – Average Balance Sheet and Interest Rates.”

The following table shows the amounts of insured and uninsured total customer deposits.

		For the year ended December 31,
		2020		2021		2022
		(in millions of Pesos)
Insured deposits	Ps.	354,876	Ps.	364,765	Ps.	409,421
Uninsured deposits (1)		784,979		738,002		736,860
Total deposits	Ps.	1,139,855	Ps.	1,102,767	Ps.	1,146,281

(1)Uninsured deposits are deposits that are not insured by the IPAB, the banking deposit insurance agency of Mexico.

The table below shows as of December 31, 2022, the amounts of insured and uninsured time deposits.

		As of December 31,
		2022
		(in millions of Pesos)
Time deposits
Insured time deposits	Ps.	106,214
Uninsured time deposits		115,662
Total deposits	Ps.	221,876

The following table shows the maturity of time deposits (excluding inter-bank deposits) otherwise uninsured for the year ended December 31, 2022.

		Year ended December 31, 2022
		Pesos		Foreign currency		Total
		(in millions of Pesos)
Under 3 months	Ps.	146,944	Ps.	8,537	Ps.	155,481
3 to 6 months		25,421		29		25,450
6 to 12 months		40,431		115		40,546
Over 12 months		313		86		399
Total		213,109		8,767		221,876

The Mexican Financial System

General

México’s financial system is currently comprised of commercial banks, national development banks, brokerage firms, development trust funds and other non-bank institutions, such as insurance and reinsurance companies, bonding companies, credit unions, savings and loans companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies, mutual fund companies, pension fund management companies, limited purpose financial institutions, multiple purpose financial institutions and limited purpose banks. In 1990, the Mexican government adopted the Mexican

Financial Groups Law aimed at achieving the benefits of universal banking, which permits a number of financial services companies to operate as a single financial services holding company. Most major Mexican financial institutions, including Banco Santander México, are members of financial groups.

The principal financial authorities that regulate financial institutions, including commercial banks, are the SHCP, the Mexican Central Bank, the CNBV, the CONSAR, the CNSF, the IPAB and CONDUSEF.

Authorities of the Mexican Financial System

The principal authorities that regulate and supervise financial institutions related to the activities of Banco Santander México in México are the Mexican Central Bank, the SHCP, the CNBV, the IPAB and the CONDUSEF. These authorities are subject to several organic laws and other administrative regulations that govern their regulatory, supervisory and other powers. Also, these entities continually enact administrative regulations within the scope of their respective authority for the regulation of the corresponding financial entities, as further mentioned below. Banco Santander México, as a banking institution, is subject to the supervision and regulation of the CNBV. In addition, our financial subsidiaries are subject to the supervision and regulation of the corresponding financial authority, and are in constant interaction with such authorities during their normal course of business.

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

CNBV

The CNBV is a deconcentrated entity (órgano desconcentrado) of the SHCP, having independent technical and executive powers. The CNBV is in charge of the supervision and regulation of financial entities, with the purpose of ensuring their stability and sound performance, as well as the maintenance of a safe and sound financial system. The scope of the CNBV’s authority includes inspection, supervision, prevention and correction powers. The primary financial entities regulated by the CNBV are commercial banks, national development banks, regulated multiple purpose financial institutions, brokerage firms, as well as publicly traded companies and other entities that have issued debt securities to the public. The CNBV is also in charge of granting and revoking banking and securities brokerage and FinTech licenses in México.

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

Enforcement of loan collateral

The Mexican Congress also approved changes to the Commerce Code intended to expedite proceedings relating to the foreclosure of secured loans by financial institutions. These changes grant authority to Mexican courts to issue interim measures, such as ordering persons not to leave México or ordering assets to be frozen.

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

The Mexican Commercial Bankruptcy Law provides for a single insolvency proceeding encompassing two successive phases: a conciliatory phase of mediation between creditors and debtor, and bankruptcy, which is only applicable to persons that carry out commercial activities with liabilities that exceed 400,000 UDIs. The insolvency procedure applicable to persons that do not carry commercial activities, or with liabilities that do not exceed the aforementioned amount, is regulated by the relevant Civil Code (Código Civil).

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

Pursuant to the changes to the Mexican Securities Market Law, (i) all offerings conducted outside of México by Mexican issuers, regardless of whether the offering is public or not, are required to be notified to the CNBV, (ii) clarifications were made in respect of the governance regime applicable to vehicles issuing asset-backed securities, (iii) required capitalization requirements and corrective measures in the absence of compliance with capitalization requirements applicable to broker-dealers were defined, (iv) rules implementing profiling of investors and provisions dealing with parties relating to the sale of securities have been incorporated into the Mexican Securities Market Law (as opposed to being left to implementing regulations), and (v) investment advisors are required to be registered with the CNBV, and are more strictly regulated.

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

We cannot predict the terms that will be included in implementing regulations in connection with requirements to be satisfied in respect of lending activities to certain sectors of the economy. However, if the SHCP determines, after an evaluation, that Banco Santander México has not complied with applicable requirements, it may be forced to lend to certain sectors of the economy or to certain persons that may not meet its credit quality standards, or other standards specified in its policies, that it may not know or that are not acceptable credit risks, which in turn may impact its financial condition and results. Furthermore, if the Bank were to fail any evaluation, publicity surrounding such failure may impact its reputation, which in turn may adversely impact its ability to conduct business in México and its financial condition and results.

Licensing of Banks

Authorization of the Mexican government is required to operate as a banking institution. The CNBV, with the approval of its Governing Board and subject to the prior favorable opinion of the Mexican Central Bank, has the power to authorize the establishment of new banks, subject to minimum capital standards, among other things. Approval of the CNBV is also required prior to opening, closing or relocating offices, including branches, of any kind outside of México or transfer of assets or liabilities between branches.

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

Upon publication of the resolution of the CNBV revoking a banking license in the Federal Official Gazette and in two newspapers of wide distribution in México and registration of such resolution with the corresponding Public Registry of Commerce, the relevant banking institution will be dissolved and liquidation will be initiated. Upon liquidation or the declaration of bankruptcy of a banking institution, IPAB is required to proceed to make payment of all “guaranteed obligations” of the relevant banking institution in accordance with the terms and conditions set forth in the Mexican Banking Law and the IPAB law.

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

As of December 31, 2022, the Bank has constituted 100% of the capital preservation supplement required.

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

The General Rules Applicable to Mexican Banks require Mexican banks to maintain a mandatory capital conservation buffer of 2.5% of risk-weighted assets, or RWA, resulting in a 10.5% minimum total capital (including the capital conservation buffer), plus a systemically important bank supplement of the percentage determined by the CNBV, within a four year period ending in 2019, and a countercyclical capital supplement. We have remained in compliance with the regulations in the sixth year of application, demonstrating that we have been fully compliant since such regulations’ establishment.

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

The Basel III rules for capitalization were implemented in México through an amendment to the General Rules Applicable to Mexican Banks published in the Federal Official Gazette on November 28, 2012, effective as of January 1, 2013. Banco Santander México currently complies with the minimum capital requirement.

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

On June 22, 2016, the CNBV published in the Federal Official Gazette a resolution establishing the methodology to calculate the leverage ratio for banking institutions. Such resolution entered into effect on September 1, 2016. Our leverage ratio as of December 31, 2022 was 7.13%. We are currently in compliance with these requirements. This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

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

Reserve and Compulsory Deposit Requirements

The compulsory reserve requirement is one of the monetary policy instruments used as a mechanism to control the liquidity of the Mexican economy to reduce inflation. The objective of the Mexican Central Bank’s monetary policy is to maintain the stability of the purchasing power of the Mexican peso and in this context, to maintain a low inflation level. Given the historic inflation levels in México, the efforts of the Mexican Central Bank have been directed towards a restrictive monetary policy.

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

As of December 31, 2022, the Bank held a BREMS R position amounting to Ps.7,799 million, which were purchased with funds arising from the cancelation of the compulsory deposits by the Mexican Central Bank.

Classification of Loans and Allowance for Impairment Losses

Non-performing loan portfolio

We apply the following criteria to classify loans as credit-impaired or non-performing loans:

●	Commercial, financial and industrial loans
-	Loans with a single payment of principal and interest (non-amortizing loans), generally commercial loans for a short period of time, are considered impaired after 90 days in material arrears (DMA) of the maturity date.
-	Loans with a single payment of principal at maturity and with periodic interest payments (interest-only loans) are considered impaired 90 days in material arrears after principal or interest become due.
-	Loans whose principal and interest payments have been agreed in periodic installments (amortizing loans) are considered impaired 90 days in material arrears after an installment becomes due.
●	Mortgage loans
-	Mortgage loans are considered impaired when a payment is past due more than 90 days in material arrears.
●	Installment loans to individuals
-	Revolving consumer credit cards loans are considered impaired when payment is not received 90 days in material arrears after they become due.
-	Non-revolving consumer loans whose principal and interest payments have been agreed in periodic installments are considered impaired 90 days in material arrears after an installment becomes due.
●	If the borrower is declared or deemed to be bankrupt in accordance with the Mexican Commercial Bankruptcy Law.

We also consider as credit-impaired the sum of all customer’s transactions when its loan balance categorized as credit-impaired is equivalent to more than 20% of its outstanding amount, or when the recently twelve months written-off balance represents more than 5% of the customer’s outstanding balance.

Any loans which are not impaired due to default but for which there are reasonable doubts about their full repayment (principal and interest) according to their contractual terms are considered impaired loans and are classified as Stage 1 loans in accordance with Mexican Banking GAAP. This analysis includes, among others, customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure and insufficient cash flows to settle debt or inability to obtain additional financing, etc.

Credit-impaired loan that are classified as Stage 1 loans and are renegotiated will remain impaired until there exists evidence of sustained payment. Sustained payment is considered as the payment by the borrower without payment delay for the total amount due and payable in terms of principal and interest during certain period of time.

Loans in default are classified as Stage 2 loans under Mexican Banking GAAP. A loan is considered to be no longer in default (i.e., to have been cured) when all the contractual payments have been settled and a three-month probation period has elapsed, during which, the loan remains classified as Stage2. For those cases in which the borrower is in long-term forbearance and the financial asset does not fulfill the criteria to be considered as impaired, a twelve-month probation period is necessary in order to be considered as not impaired.

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

Loans and the related allowance for impairment losses are written-off considering the following:

●	Commercial, financial and industrial loans are evaluated on a case-by-case basis; as such, write-off will only take place after considering all relevant information such as the occurrence of a significant change in the borrower’s financial position, guarantees collateral and payment records. Within this portfolio, SME loans and revolving SME loans are written-off when the loans become 181 days and 151 days past due, respectively.
●	Mortgage loans are written-off when they have been past due for 36 months.
●	For installment loans to individuals, any portion of the balance that the Bank does not expect to collect is written-off at 151 days past due for revolving consumer credit card loans and 181 days past due for other non-revolving consumer loans.

In the event of bankruptcy or similar proceedings, write-off may occur earlier than at the periods stated above. Collections procedures may continue after write-off.

In accordance with Mexican Banking GAAP, non-performing loans are classified as Stage 3 loans based on the following criteria:

●	Loans with a single payment of principal and interest at maturity are considered in Stage 3, 30 calendar days after the date of maturity.
●	Loans with a single payment of principal at maturity and with scheduled interest payments are considered Stage 3, 30 calendar days after principal becomes past due and 90 calendar days after interest becomes past due.

●	Loans with a payment of principal and interest had been agreed to in scheduled payments are considered Stage 3, 90 days after the first installment is due.
●	In the case of revolving credit, loans are considered Stage 3 when payment has not been received for two normal successive billing periods, or 60 days after they become due.
●	Mortgage loans with periodic payments of principal and interest are considered Stage 3 when a payment is 90 days or more past due.
●	Customer bank accounts showing overdrafts are reported as non-performing loans at the time the overdraft occurs.
●	If the debtor files for bankruptcy protection, except for those loans:
●	That continue to receive payments in terms of the provisions of section VIII of Article 43 of the Mexican Commercial Bankruptcy Law, or
●	That have been granted under Article 75, Sections II and III of Article 224 of the Mexican Commercial Bankruptcy Law, applying different adjustment factors or deductions with respect to each type of guarantee.

For Mexican Banking GAAP purposes, restructured or renewed Stage 3 loans are not considered as performing until there is evidence of sustained payment; i.e., evidence of payment by the borrower without arrears for the total amount due and payable in terms of principal and interest, for at least three consecutive installments under the credit payment scheme, or in the case of credits with installments that cover periods in excess of 60 calendar days, the payment of one installment as established in Mexican Banking GAAP.

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

Likewise, the loans which are not yet impaired but for which there is reasonable doubt that they will be repaid in full according to their contractual terms are considered impaired loans. This analysis includes, among others, customers in situations involving deterioration in their creditworthiness, such as negative equity, continued losses, general delay in payments, inadequate economic or financial structure and insufficient cash flows to settle debt or inability to obtain additional financing.

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

Generally, our subsidiaries follow the methodology set forth in the loan classification and rating rules. However, we received approval from the CNBV, to use our internal models to determine our allowance for impairment losses under Mexican Banking GAAP as an alternative to the standard generic models developed by the CNBV. Through different notes, the CNBV authorized the use of the Internal Methodology with Basic Approach (Metodología Interna con Enfoque Básico), or MIEB, and the Internal Methodology with Advanced Approach (Metodología Interna con Enfoque Avanzado) or MIEA, set forth in the Regulations, in order for us to determine the preliminary estimation of credit risk in the commercial loan portfolio.

●	We use the MIEB for the following segments: Corporate and Investment Banking and Financial Institutions; and
●	We use the MIEA for the following segments: Middle Market Corporations, Real Estate Companies, and Mortgages.

Within the amendments made to the Mexican Banking GAAP derived from the adequacy of the accounting criteria, as well as the classification and qualification of the credit portfolio to the IFRS 9 standard, the regulator requested that the portfolios with Internal Models for capital calculation currently approved by CNBV must have NIF C-16 (IFRS 9 Local) models before June 30, 2023, otherwise, the currently approved internal models should be abandoned. At the end of December 2022, Banco Santander México has implemented the models under internal NIF C16 methodologies for all models subject to this requirement.

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

The internal models under NIF C16 consists of determining the probability of breach through a rating procedure that contemplates a quantitative or statistic module based on financial information of the client and a qualitative or expert module, based on the analyst opinion, who grades the variables of the model based on his experience and on the financial and expert analysis performed by the entity.

The automatic valuation is obtained from a linear regression model, in which variables are comprised by financial and credit information of the company in addition to the responses to a closed questionnaire to be analyzed by the expert analyst. The variables used have been previously identified as the ones which can more accurately predict the breach potential of an entity.

As a part of the internal models NIF C16 with Advanced Approach, the loss given default is determined, considering:

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

The loan classification and rating rules establish the following categories corresponding to levels of risk and applicable allowance for impairment losses and set forth procedures for the grading of commercial loans: A 1, A 2, B 1, B 2, B 3, C 1, C 2, D and E.

The allowance for impairment losses created in accordance with Mexican Banking GAAP may be decreased as the maturity of the applicable loan approaches and past due payments are made. Credit card loans must be reserved, on a loan-by-loan basis, considering amounts due, amounts paid to the relevant date, credit limits, and minimum payments required. Our total loans portfolio may be classified as A, B, C, D or E, depending upon the percentage of allowance required (from 0% to 100%); credit card consumer loans may be classified as A 1, A 2, B 1, B 2, B 3, C 1, C 2, D and E also depending upon the percentage of allowance required.

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

The allowance for impairment losses under IFRS 9 requirements differs in some significant respects from the allowance for impairment losses requirements under Mexican Banking GAAP. Both under IFRS and under Mexican Banking GAAP, we estimate the impairment of loans and receivables using an expected loss model. However, under IFRS 9 models are developed based on our historical experience of impairment and other circumstances known at the time of assessment, while under Mexican Banking GAAP, impairment losses are determined using prescribed formulas that are based primarily on an expected losses model developed by the CNBV using losses information compiled from the Mexican lending market as a whole, which may differ significantly from our credit loss experience. In addition, to these differences, IFRS 9 uses a different definition of default (New Definition of Default) both for portfolio classification and model development.

The Bank defines a financial asset as being in default under IFRS 9 when either or both of the following conditions have taken place:

●	The obligor is past due more than 90 consecutive days on any material credit obligation (including any amount of principal, interest or fee), and/or
●	There are indications that the obligor is unlikely to pay its credit obligations under a credit facility in full, without recurring to actions such as foreclosing on collateral.

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

Money Laundering Regulations

México has a local framework in effect for the prevention of money laundering and terrorist financing, which allows us to comply with the recommendations of international organizations, including the General Provisions on Money Laundering and Terrorist Financing, which have been in force since April 21, 2009 and have been subsequently amended through the publication of various resolutions on the Federal Official Gazette.

These General Provisions on Money Laundering and Terrorist Financing require the Bank to comply with various obligations, including:

●	The establishment and implementation of procedures and policies regarding customer identification and know-your-customer (“KYC”) policies in order to prevent and detect those transactions that may be connected to terrorism or money laundering activities as defined in the Mexican Federal Criminal Code (Código Penal Federal);
●	The implementation of procedures for detecting and reporting suspicious transactions (as defined in the General Provisions on Money Laundering and Terrorist Financing);
●	Periodic reports of transactions in cash, dollars in cash and international transfers and cashier’s check above certain pre-established thresholds; and
●	The establishment of a Committee (Communication and Control Committee), which in turn must designate a Compliance Officer who is in charge of among other matters, supervising compliance with anti-money laundering provisions and the institution’s anti-money laundering and terrorism financing program.

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

Additionally, in accordance with the reform to the LIC published in the DOF on January 10, 2014, the following fines will apply in case of non-compliance:

●	A fine of 10% to 100% of the amount of the activity, transaction or service performed by an entity for a customer or user whom the entity knows to be on the blocked persons list prepared by the SHCP.
●	A fine of 10% to 100% of the amount of any unreported unusual transaction and, if applicable, any additional transactions related to same customer or user involved in the unreported transaction.
●	A fine of 30,000 to 100,000 days’ worth of the minimum wage applicable in México for significant transactions or, if applicable, a series of related transactions involving international transfers and unreported transactions in cash undertaken in a foreign currency.
●	A fine of 5,000 to 50,000 days’ worth of the minimum wage applicable in México for other failures to comply with applicable law.

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

IPAB will manage and sell the loans, rights, shares and any other assets that it acquires to perform its activity according to the IPAB Law, to maximize their recovery value. IPAB must ensure that the sale of such assets is made through open and public procedures. The President of México is required to present annually a report to Congress prepared by IPAB with a detailed account of the transactions conducted by IPAB in the prior year.

IPAB has a governing Board of seven members: (i) the Minister of the SHCP, (ii) the Governor of the Mexican Central Bank, (iii) the President of the CNBV, and (iv) four other members appointed by the President of México, with the approval of two-thirds of the Senate and, in their recesses, by the same proportion of members of the standing committee of the Congress.

The deposit insurance to be provided by IPAB to bank depositors will be paid upon determination of the dissolution and liquidation, or bankruptcy of a bank. IPAB will act as liquidator or receiver in the dissolution and liquidation, or bankruptcy of banks, either directly or through designation of a representative. IPAB will guarantee obligations of banks to certain depositors and creditors only up to the amount of 400,000 UDIs (or approximately U.S.$156,786 as of December 31, 2022), per person per bank.

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

Law for the Protection and Defense of Financial Services Users

A Law for the Protection and Defense of Financial Services Users is in effect in México. The purpose of this law is to protect and defend the rights and interests of users of financial services. To this end, the law provides for the creation of CONDUSEF, an autonomous entity that protects the interests of users of financial services and that has very wide authority to protect users of financial services (including imposing fines). CONDUSEF acts as mediator and arbitrator in disputes submitted to its jurisdiction and seeks to promote better relationships among users of financial institutions and the financial institutions. Banco Santander México and its subsidiaries must submit to CONDUSEF’s jurisdiction in all conciliation proceedings (initial stages of a dispute) and may choose to submit to CONDUSEF’s jurisdiction in all arbitration proceedings that may be brought before it. The law requires banks to maintain an internal unit designated to resolve any and all controversies submitted by customers. The Bank maintains such internal unit.

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

On December 16, 2020 the Retirement Savings Systems Law was amended in order to include a provision to regulate that the fees the Afores charged should have a maximum limit. Such limit should be calculated by the regulatory authority with the average of the fees charged in the U.S.A., Colombia and Chile. This makes the regulation of Afores more restrictive which, before this amendment, established a system of authorizations prior and annual of the regulator (CONSAR). CONSAR is considering the maximum limit to be in effect for 2022, since the fees applicable to 2021 were approved in 2010.

Afores and Siefores are subject to the supervision of the CONSAR, which is in charge of the coordination and regulation of the pension system.

United States Supervision and Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress and bank regulatory agencies. In addition to regulations, the U.S. bank regulatory agencies may issue new and amend existing regulations, policy statements, interpretive letters and similar written guidance. Many changes to the U.S. financial regulatory framework have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), retains the right to apply enhanced prudential standards to foreign banking organizations (“FBOs”) with greater than U.S.$100 billion in global total consolidated assets, such as Banco Santander Parent, and in October 2019, the federal banking agencies issued final rules, or the “Tailoring Rules,” that adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander Parent. As a result, Banco Santander Parent is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

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

In July 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in, sponsorship of and relationships with covered funds. These amendments became effective in October, 2020, and did not have a material impact on our activities. Banco Santander Parent will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including ours, as necessary.

U.S. Foreign Corrupt Practices Act

Banco Santander México, as a foreign private issuer whose securities are registered under the Exchange Act, is subject to the U.S. Foreign Corrupt Practices Act, or the “FCPA.” The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of Banco Santander México’s officers and/or directors can be imposed for violations of the FCPA.

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

The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.

(b)Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2022.

(c)Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.

(d)Santander Consumer Finance, S.A. also held through its branch in Greece an auto finance loan for a client designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The relationship was terminated before the year end. Revenues or profits generated by the branch in Greece on this position in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.

(e)The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2022 which were negligible relative to the overall revenues and profits of Santander Parent. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

C.  Organizational Structure

Grupo Financiero Santander México, S.A. de C.V., our holding company, directly owns 74.96% of our capital stock. Banco Santander Parent owns 99.99% of the capital stock of Grupo Financiero Santander México S.A. de C.V.

Banco Santander Parent also owns 21.19% of the capital stock of the Bank, bringing its total ownership of the Bank to 96.15%.

The following chart shows our significant subsidiaries as of December 31, 2022:

* IFRS at December 31, 2022	* IFRS at December 31, 2022	* IFRS at December 31, 2022
Total assets: Ps.113,020 million (6.2% of total) Net income: Ps.6,483 million (26.9% of total) Total equity: Ps.37,492 million (22.9% of total)	Total assets: Ps.1,118 million (0.06% of total) Net income: Ps.2 million (0.01% of total) Total equity: Ps.1,082 million (0.66% of total)	Total assets: Ps.783 million (0.04% of total) Net loss: Ps.152 million (0.7% of total) Total equity: Ps.149 million (0.1% of total)

* These figures include our principal subsidiaries. All of our subsidiaries are incorporated in México.

D.  Property, Plants and Equipment

We are domiciled in Mexico City and own our principal executive office, which are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, México City, Mexico.

We also own two other buildings in Querétaro and rent 135 other buildings for central offices. We also own four branches’ buildings: Martinica located in León, Interna Santa Fe located in Mexico City and Interna Contact Center and Interna Cetos, both located in Querétaro. The branches operating at rented locations, they have lease terms varying from 1 to 10 years.

The following table sets forth our main properties as of the date indicated.

Main properties as of December 31, 2022	Number
Central Offices
Owned	3
Rented	135
Total	138
Branches
Owned	4
Rented(1)	1,332
Total	1,336
SME Center
Owned	—
Rented	9
Total	9
Other Property(2)
Owned	—
Rented(2)	1,301
Total	1,301

(1)	Includes 69 branches under bailment (comodato).
(2)	Consists mainly of back offices, storage, parking lots and ATMs.

For additional information about our property, plants and equipment, see Note 14 to our audited financial statements included elsewhere in this Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Principal Factors Affecting Our Financial Condition and Results

All of our operations are located in México. Consequently, our results and our financial condition are strongly affected by the general economic environment and political conditions existing in México and the applicable regulations. For more detail on the applicable regulations, please see “Item 4. Information on the Company—B. Business Overview—The Mexican Financial System,” “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation,” and “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Banking Regulation.”

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

In 2021, the Mexican economy recovered partially from the crisis with an annual growth rate of 5.0%, mainly caused by a favorable base effect given the impact of the COVID-19 pandemic in 2020, as a large part of the population was able to return to its normal activities as the infections and deaths from COVID-19 decreased. The Mexican Central Bank increased the target interest rate by 125 basis points to a level of 5.50% in response to a sharp increase in inflation. In this context, the peso showed significant volatility resulting in a depreciation, closing at Ps.20.51 per U.S.$1.00, as of the end of the year.

In 2022, the Mexican economy continued its recovery from the pandemic, as more sectors returned to their pre-crisis levels of activity, with an annual growth rate of 3.0%. However, 2022 also saw an increase in inflationary pressures, labor shortages, supply chain disruptions and an increase in commodity prices (including, in part, as a result of the war in Ukraine), which led to volatility in financial markets. In the context of the global surge in prices, inflation in Mexico increased from 7.36% to 7.82% in 2022. The Mexican Central Bank responded by increasing its monetary policy rate by 500 basis points to 10.50%. Despite the several episodes of volatility in financial markets that occurred during the year, the Mexican peso, appreciated by 4.9% to Ps.19.51 per U.S.$1.00 by the end of 2022.

Effects of Changes in Interest Rates

In 2020, the Mexican Central Bank decreased rates by 300 points, closing at a level of 4.25%. In 2021, the Mexican Central Bank increased rates by 150 points, closing at a level of  5.50%. In 2022, the Mexican Central Bank continued increasing rates by 500 points to 10.50%.

Interest rates affect both our cost of funding and our interest income in diverse ways depending on the portfolio or activity conducted. The Assets and Liabilities Committee (Comité de Activos y Pasivos, or ALCO) portfolio strategies (which are comprised mainly by Mexican sovereign bonds, in addition to interest rate swaps) are designed to protect our Net Interest Margin against changes in the interest rates. Our sensitivity to a parallel shift of 100 basis points in the interest rate curve over the course of the last five years has been below 2% of the net interest margin for each year. Therefore, impacts on margin from movements in interest rates have not been material over the last five years. Our balance sheet is currently positioned such that increases in interest rates would result in increases in the net interest margin. This is reflected in the current levels of NIM consumption, which show that a 100 basis point parallel shift in the interest rate curve would result in an increase in the net interest margin, and a 100 basis point parallel decrease in the interest rate curve would result in a decrease in the net interest margin. Our net interest margin sensitivity in 2022 was 0.63% of our total margin, which is defined as net interest income (including dividend income and income from entities accounted for using the equity method) plus fee and commission income (net) divided by average interest earning assets. For further detail on our management of interest rate risk. For further detail on our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk—Stress Tests—Assets and Liabilities Management (Banking Books).”

Critical Accounting Policies

IFRS requires that Bank’s Management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures.

As a result of the impact of COVID-19, during 2021 and 2020, we were required to apply a greater degree of judgment in our critical estimates due to the evolving nature of the pandemic and limited recent experience of the economic and financial impacts of said event. The Bank's senior management, using the best information available, has evaluated the potential impacts of the COVID-19 pandemic on the estimates made during 2022, as a result, we have assessed that the effect of COVID-19 was not significant to the critical accounting estimates.

Although the actual results may differ, Bank’s Management believes that the estimates, assumptions and judgments utilized in preparing the consolidated financial statements and related disclosures were appropriate under the circumstances.

The critical accounting estimates applied are as follows:

-	Fair value measurement of financial instruments (see Note 2.d.iii and Note 45.d to our audited financial statements included elsewhere in this Report).

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

As of December 31, 2022, no significant reduction exists in observable prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for the Bank’s portfolios, there have been no significant reclassifications between levels. The Bank continues to monitor the evolution of the financial markets, their liquidity, and the observability conditions of the valuation inputs in order to apply the criteria established in the Bank for the levelling of assets and liabilities measured at fair value.

-	Fair value estimates used in disclosures (see Note 2.d.iii and Note 45.d to our audited financial statements included elsewhere in this Report).

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

This disclosure is provided in Note 2.d.iii to our audited financial statements included elsewhere in this Report.

For financial instruments measured at amortized cost (which include, balances with the Central Bank, loans and advances to customers, debt instruments, deposits and short-term and long-term debt issued), the Bank discloses the fair value. This disclosure is provided in Note 45.d to our audited financial statements included elsewhere in this Report; generally, there is no trading activity in these instruments and the fair value determination requires significant judgment from Bank’s Management.

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

As discussed in Note 2.v to our audited financial statements included elsewhere in this Report, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

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

Impairment of goodwill.

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

The Bank concluded that as of December 31, 2022 there are no impairment indications.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires estimating the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

The estimated future cash flows are based on updated financial budgets and business plans that reflect the most recent developments, such as GDP, interest rates and inflation.

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

Further details about pension obligations are given in Note 24.c to our audited financial statements included elsewhere in this Report.

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

We are subject to certain claims and are party to certain legal proceedings, including a case brought by the heirs of Roberto Garza Sada. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Garza Sada.” In connection with the Garza Sada case, the Bank's management has recognized a provision to cover the risk originated by this claim in its consolidated financial statements as of December 31, 2022, the foregoing in accordance with IAS 37. However, the amount of cash outflows and their settlement date is uncertain and any provision recognized does not constitute an admission of wrongdoing or legal liability on the part of the Bank. Banco Santander México will continue to vigorously defend its case.

The total amount of payments made by the Bank arising from litigation in 2020, 2021 and 2022 were not material with respect to the consolidated financial statements.

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

COVID-19 Pandemic

COVID-19 significantly affected the world economy beginning in March 2020. Countries all over the world responded to the COVID-19 pandemic by imposing a variety of measures to try to contain its expansion and impact, including lockdowns on millions of people, the implementation of mass quarantines and other containment measures, travel restrictions, limiting public gatherings and the temporary suspension of most economic activity. The measures adopted led to a notable decrease in global economic activity, disruption of supply chains, contractions in production and demand, which resulted in significant Gross Domestic Product (GDP) reductions in many countries, including México, exchange rate volatility, sharp declines and high volatility in the financial and commodities markets worldwide, among others.

During 2021, high vaccination rates and the progressive relaxation of health and safety measures contributed to an increase in employment levels and a partial recovery of the Mexican economy. The Mexican economy continued to recover from the COVID-19 pandemic in 2022.

A.  Operating Results

The following discussion of our financial condition and results should be read in conjunction with our audited financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

In this section, we discuss the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. For a discussion of the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” and “Item 5. – A. Operating Results – Results of Operations by Segment for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021, which are included in our Annual Report on Form 20-F for the year ended December 31, 2021.

Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table presents our consolidated results for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

	For the year ended December 31,
	2021		2022		2022		2022/2021
					(Millions of U.S.
	(Millions of pesos)				dollars)(1)		(% Change)
Interest income	Ps.	94,045	Ps.	124,096	U.S.$	6,361	31.95%
Interest income from financial assets at fair value through profit or loss		9,067		14,900		764	64.33%
Interest expenses and similar charges		(39,680)		(63,884)		(3,275)	61.00%
Net Interest Income		63,432		75,112		3,850	18.41%
Dividend income		227		186		10	(18.06)%
Income from entities accounted for using the equity method		200		182		9	(9.00)%
Fee and commission income (net)		17,206		19,232		986	11.77%
Gains/(losses) on financial assets and liabilities (net)		4,883		1,024		52	(79.03)%
Exchange differences (net)		(35)		(7)		—	(80.00)%
Other operating income		1,740		810		42	(53.45)%
Other operating expenses		(5,206)		(5,286)		(271)	1.54%
Total Income		82,447		91,253		4,678	10.68%
Administrative expenses:		(30,872)		(33,765)		(1,731)	9.37%
Personnel expenses		(16,485)		(18,915)		(970)	14.74%
Other general administrative expenses		(14,387)		(14,850)		(761)	3.22%
Depreciation and amortization		(6,243)		(6,686)		(343)	7.10%
Impairment losses on financial assets not at fair value through profit or loss (net):		(19,229)		(16,083)		(824)	(16.36)%
Financial assets at amortized cost		(19,229)		(16,100)		(825)	(16.27)%
Financial assets at fair value through other comprehensive income		—		17		1	100.00%
Gains/(losses) on modification of financial assets (net)		—		—		—	—
Impairment losses on other assets (net):		(27)		—		—	(100.00)%
Non-current assets held for sale		(27)		—		—	(100.00)%
Provisions (net)(2)		(386)		(2,521)		(129)	553.11%
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)		57		4		—	(92.98)%
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)		20		70		3	250.00%
Operating Profit Before Tax		25,767		32,272		1,654	25.25%
Income tax		(4,966)		(8,164)		(418)	64.40%
Profit for the year	Ps.	20,801	Ps.	24,108	U.S.$	1,236	15.90%
Profit attributable to the Parent		20,801		24,108		1,236	15.90%
Profit attributable to non-controlling interests		—		—		—	—
(1)	Results for the year ended December 31, 2022 have been translated into U.S. dollars, for convenience purposes only, using the exchange rate of Ps.19.5089 per U.S.$1.00 as calculated on December 31, 2022 and reported by the Mexican Central Bank on December 31, 2022 as the closing exchange rate. The Mexican Central Bank publishes the closing exchange rate at 2:10 p.m. every bank business day. These translations should not be construed as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.
(2)	Mainly provisions for off-balance sheet risk and tax and legal matters.

Summary

In 2022 net profit amounted to Ps.24,108 million, representing a 15.9% or Ps.3,307 million increase over the Ps.20,801 million generated in 2021.

This result reflects mainly:

●	a Ps.11,680 million, or 18.4%, increase in net interest income, mainly driven by our greater focus on invidual loans and deposits, as well as higher interest rates. During 2022, the Mexican Central Bank increased the reference rate by 500 bps to 10.50%;
●	a Ps.3,146 million, or 16.4%, decrease in impairment losses on financial assets (net), mainly driven by a decrease in the impairment losses in our commercial, financial and industrial loan portfolio due to the release of provisions during 2022 after a sustained period of payment related to certain large corporates that were initially constituted in 2021, partly offset by an increase of impairment losses on financial assets (net) in our installment loans to individuals portfolio, mainly due to the growth of the loan portfolio, especially payroll, auto and credit card loans, in line with our strategy and our prudent approach to risk management; and
●	a Ps.2,026 million, or 11.8%, increase in income from fees and commissions (net) mainly resulting from increases in insurance fees, credit and debit card fees, service charges on deposits accounts fees, investment funds management, collection and payment services and correspondent services.

The increase in net profit was partially offset by:

●	a Ps.3,859 million, or 79.0%, decrease in gains on financial assets and liabilities (net), mainly driven by interest rate increases during the year by the Central Bank which affected bonds and derivatives positions, as well as the volatility of FX rate compared to 2021;
●	a Ps.3,198 million, or 64.4%, increase in income tax that resulted in an effective tax rate of 25.30% in the year as compared to that of 19.27% in 2021, primarily explained by an increase in profit before tax and some additional reserves, including the amortization of non-recoverable shares among others;
●	a Ps.2,893 million, or 9.4%, increase in administrative expenses, due primarily to increases in personnel expenses, information technology and system expenses, taxes other than income tax, travel costs and surveillance and cash courier services, which were partly offset by a decrease in administrative services;
●	a Ps.2,135 million, increase in provisions (net) due to higher requirements for tax provision and legal matters, as well, an increase in provisions for off-balance sheet risk;
●	a Ps.1,010 million, or 29.1%, increase in other operating expenses (net) due to an extraordinary income from sale of acquiring business contracts booked in 2021; and
●	a Ps.443 million, or 7.1%, increase in depreciation and amortization due to costs related to our continuous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments.

Net Interest Income

Our interest income consists mainly of interest from lending activities to customers and credit institutions, which generated Ps.103,904 million, or 74.8%, of our total interest income in 2022, with the remaining interest income of Ps.35,092 million consisting of interest from investments in debt instruments, hedging operations, cash and balances with the Mexican Central Bank and other interest income. Interest income increased by Ps.35,884 million, or 34.8%, in 2022 compared to that of 2021.

Our interest expenses and similar charges consist mainly of interest paid on customer deposits. In 2022, interest expenses on customer deposits was Ps.32,228 million, representing 50.4% of our total interest expenses and similar charges for that period. Interest expenses from time deposits, demand accounts and repurchase agreements related to Mexican government securities with non-financial institution customers amounted to Ps.17,718 million, Ps.11,375 million and Ps.3,135 million, respectively, in 2022, representing 27.7%, 17.8% and 4.9% of our total interest expenses and similar charges for the period, respectively. In addition, interest expenses on deposits from the Mexican Central Bank and credit institutions (which includes repurchase agreements with financial institutions) was Ps.19,373 million, representing 30.3% of our total interest expenses in 2022, while interest expenses on subordinated debentures was Ps.1,646 million, representing 2.6% of our total interest expenses in 2022. Finally, interest expenses on marketable debt securities and other financial liabilities, other liabilities, other interest expenses and interest expenses on hedging operations were Ps.7,632 million, Ps.1,806 million, Ps.1,101 million and Ps.98 million, respectively and represented 11.9%, 2.8%, 1.7% and 0.2%, of our total interest expenses, respectively, in 2022. Interest expenses and similar charges increased by Ps.24,204 million, or 61.0%, in 2022 compared to that of 2021.

Our net interest income in 2022 was Ps.75,112 million, a Ps.11,680 million, or 18.4% increase from Ps.63,432 million in 2021. This increase was mainly due to a higher average interest rate of 9.51% in 2022 as compared to 7.32% in 2021, combined with an increase of 3.8% in average total interest-earning assets. This increase was partly offset by an increase in our interest expenses, mainly due to an increase in the average interest rate on interest-bearing liabilities from 3.13% in 2021 to 4.87% in 2022. We continue working to improve our funding costs, prioritizing retail deposits and foregoing certain expensive corporate deposits.

The following table sets forth the components of our interest income and interest expenses and similar charges, for 2021 and 2022.

	For the year ended December 31,
	2021		2022		2021/2022
	(Millions of pesos)				(% Change)
Interest income
Cash and balances with the Mexican Central Bank	Ps.	1,471	Ps.	2,587	75.87%
Loans and advances to credit institutions		3,257		9,525	192.45%
Loans and advances to customers—excluding credit cards		62,048		79,241	27.71%
Loans and advances to customers—credit cards		13,154		15,138	15.08%
Debt instruments		22,489		25,901	15.17%
Income from hedging operations		340		5,370	1,479.41%
Other interest income		353		1,234	249.58%
Total	Ps.	103,112	Ps.	138,996	34.80%

Interest expense and similar charges
Deposits from the Mexican Central Bank and credit institutions	Ps.	(10,967)	Ps.	(19,373)	76.65%
Customer deposits—Demand accounts		(7,964)		(11,375)	42.83%
Customer deposits—Time deposits		(9,701)		(17,718)	82.64%
Customer deposits—Repurchase agreements		(1,559)		(3,135)	101.09%
Subordinated debentures		(1,668)		(1,646)	(1.32%)
Marketable debt securities and other financial liabilities		(5,308)		(7,632)	43.78%
Other liabilities		(1,092)		(1,806)	65.38%
Expenses from hedging operations		(299)		(98)	(67.22%)
Other interest expenses		(1,122)		(1,101)	(1.87%)
Total	Ps.	(39,680)	Ps.	(63,884)	61.00%
Net interest income	Ps.	63,432	Ps.	75,112	18.41%

The following table sets forth the components of our average loans and advances to customers for 2021 and 2022.

	As of December 31,
	2021		2022		2021/2022
	(Millions of pesos)				(% Change)
Average loans and advances to customers
Commercial, financial and industrial	Ps.	413,326	Ps.	446,254	7.97%
Mortgage		212,409		206,700	(2.69%)
Installment loans to individuals		115,293		135,231	17.29%
Revolving consumer credit card loans		51,814		58,378	12.67%
Non-revolving consumer loans		63,479		76,853	21.07%
Total	Ps.	741,028	Ps.	788,185	6.36%

In 2022, average total interest-earning assets amounted to Ps.1,461,978 million, representing a 3.8%, or Ps.53,467 million increase from Ps.1,408,511 million in 2021. This increase was mainly due to: (i) an increase in the average volume of loans and advances to customers excluding credit cards of 9.0%, or Ps.60,230 million, which went from Ps.669,577 million in 2021 to Ps.729,807 million in 2022; (ii) an increase in the average volume of loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements of 56.1%, or Ps.45,588 million, which went from Ps.81,323 million in 2021 to Ps.126,911 million in 2022; and (iii) an increase in the average volume of loans and advances to credit card customers of 12.7%, or Ps.6,564 million, which went from Ps.51,814 million in 2021 to Ps.58,378 million in 2022. These increases were partially offset by: (a) a decrease in the average volume of loans and advances to credit institutions of 54.9%, or Ps.45,226 million, which went from Ps.82,441 million in 2021 to Ps.37,215 million in 2022; (b) a decrease in the average balance of debt instruments - taxable of 2.5%, or Ps.11,250 million, which went from Ps.457,249 in 2021 to Ps.445,999 million in 2022; and (c) a decrease in the average volume of cash and balances with the Mexican Central Bank of 6.8%, or Ps.2,745 million, which went from Ps.40,156 million in 2021 to Ps.37,411 million in 2022.

Interest income from interest-earning assets increased by Ps.35,884 million, or 34.8%, from Ps.103,112 million in 2021 to Ps.138,996 million in 2022, due primarily to an increase in the average interest rate, which increased 219 basis points from 7.32% in 2021 to 9.51% in 2022, combined with an increase of Ps.53,467 million, or 3.8% in the average total interest-earning assets, reflecting our greater focus on invidual loans, as well as higher interest rates. The increase in interest income on loans and advances to customers excluding credit card loans was driven primarily by: (i) an increase of Ps.60,230 million, or 9.0%, in average volume, combined with a 159 basis points increase in the average interest rate in 2022 compared to 2021, mainly due to a Ps.33,776 million, or 8.2% increase in average volume of our commercial, financial and industrial loans and an increase in the average interest rate of 281 basis points, due to loan growth from middle-market and corporate customers during the year and rising interest rates, (ii) an increase of Ps.13,374 million, or 21.1% in the average volume and a decrease in the average interest rate of 315 basis points of our non-revolving consumer loan portfolio due to an increase in the amount of payroll and auto loans, and (iii) an increase of Ps.13,080 million, or 6.8% in the average volume and an increase in the average interest rate of 3 basis points of our mortgage loan portfolio. Our mortgage loan portfolio continues to be affected by the run-off of the ING and GE portfolios acquired in 2011 and 2013, respectively, but continues showing strong growth, supported by the innovative and competitive offering in mortgages, such as our “Hipoteca Plus” product, which accounted for 56% of total mortgage origination in the year. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed us to be more efficient in terms of response times, eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. Additionally, the increase in the interest income on our revolving consumer credit card loan portfolio was mainly driven by a Ps.6,564 million increase in the average volume of the credit card loan portfolio and an increase in the average interest rate of 54 basis points, reflecting higher interest rates. Overall, we saw strong loan growth in 2022, highlighting a solid increase in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans. While loan volumes in the commercial, financial and industrial loan portfolio and public sector loan portfolio, were driven by increases of middle-market companies and global corporate customers.

Average interest rates on interest-earning assets increased by 219 basis points, from 7.32% in 2021 to 9.51% in 2022, which was mainly due to: (i) a 441 basis points increase in the average interest rate on loans and advances to customers (excluding credit cards) and credit institutions - Reverse repurchase agreements, (ii) a 326 basis points increase in the average interest rate on cash and balances with the Mexican Central Bank, (iii) a 159 basis points increase in the average interest rate on loans and advances to customers excluding credit card loans, (iv) a 86 basis points increase in the average interest rate on debt instruments, (v) a 54 basis points increase in the average interest rate on loans and advances to credit card customers, and (vi) a 48 basis points increase in the average interest rate on loans and advances to credit institutions. In 2022, the Mexican Central Bank increased interest rates by 500 basis points, closing at a level of 10.50%.

Average interest rate on commercial, financial and industrial loans increased by 281 basis points. This increase was mainly driven by: (i) a 389 basis points increase in the average interest rate of repurchase agreements, (ii) a 380 basis points increase in the average interest rate of loans to our Corporate and Investment Banking clients, (iii) a 291 basis points increase in the average interest rate of loans and advances to credit institutions, (iv) a 261 basis points increase in the average interest rate of SMEs, and (v) a 246 basis points increase in the average interest rate of loans to middle-market corporations.

In addition, there was an increase in the average loan volume in the Corporate and Investment Banking, middle-market corporations and credit institutions portfolios, of Ps.29,253 million, Ps.14,286 million and Ps.2,082 million, respectively. These increases were partly offset by decreases in the average loan volume in the repurchase agreements and SMEs portfolios, of Ps.9,145 million and Ps.2,701 million, respectively. The decrease in the SME average loan volume was from weak economic conditions that resulted in low credit demand.

Interest income from repurchase agreements decreased by Ps.32 million, from Ps.838 million in 2021 to Ps.805 million in 2022, due to a decrease of Ps.9,145 million in the average balance of our trading portfolio, from Ps.18,789 million in 2021 to Ps.9,644 million in 2022, partially offset by an increase of 389 basis points in the average interest rate of our trading portfolio.

Interest income from debt instruments - taxable increased by Ps.3,300 million, from Ps.21,007 million in 2021 to Ps.24,307 million in 2022, or 15.7%, mainly explained by a 86 basis points increase in the average interest rate, and partially offset by a decrease of Ps.11,250 million, or 2.5%, in the average balance of the portfolio, from Ps.457,249 million in 2021 to Ps.445,999 million in 2022.

Average total interest-bearing liabilities in 2022 were Ps.1,313,326 million, a Ps.43,105 million, or 3.4% increase from Ps.1,269,221 million in 2021. Interest expenses and similar charges increased by Ps.24.204 million, or 61.0%, from Ps.39,680 million in 2021 to Ps.63,884 million in 2022. The main drivers of this increase were: (i) an increase of Ps.8,406 million, or 76.6% in interest expense on deposits from Mexican Central Bank and credit institutions, due primarily to an increase of 412 basis points in the average interest rate paid, from 5.07% in 2021 to 9.19% in 2022, partially offset by a decrease of Ps.5,378 million in the average balance, (ii) an increase of Ps.8,017 million, or 82.6% in interest expense on time deposits, due mainly to an increase of 318 basis points in the average interest rate, from 4.34% in 2021 to 7.52% in 2022, together with an increase in the average balance of Ps.12,099 million, (iii) an increase of Ps.3,411 million, or 42.8% in interest expense on demand deposits, due primarily to an increase of 59 basis points in the average interest rate, from 1.53% in 2021 to 2.12% in 2022, together with an increase in the average balance of Ps.13,905 million, (iv) an increase of Ps.2,324 million, or 43.8% in interest expense on marketable debt securities and other financial liabilities, due primarily to an increase in the average interest rate of 117 basis points from 4.57% in 2021 to 5.74% in 2022, together with an increase in the average balance of Ps.16,754 million, (v) an increase of Ps.1,576 million, or 101.1% in interest expense on repurchase agreements, due primarily to an increase in the average interest rate of 120 basis points, from 1.21% in 2021, to 2.41% in 2022, combined with an increase in the average balance of Ps.1,361 million, and (vi) an increase of Ps.714 million, or 65.4% in interest expense on other liabilities, due primarily to an increase in the average interest rate of 187 basis points from 4.95% in 2021 to 6.82% in 2022, together with an increase in the average balance of Ps.4,431 million. These increases were partially offset by a decrease of Ps.22 million, or 1.3% in interest expense on subordinated debentures, due primarily to an decrease in the average interest rate of 5 basis points from 4.06% in 2021 to 4.01% in 2022, combined with an increase in the average balance of Ps.67 million.

The positive effect of the increase in our average yield on interest-earning assets was partially offset by an increase in the average interest rate of our interest-bearing liabilities in 2022 compared to 2021. The combined effect of an increase of 219 basis points in the average yield on our interest earning-assets together with an increase of 174 basis points in the average cost of our interest bearing liabilities from 3.13% in 2021 to 4.87% in 2022 resulted in an increase in the net interest spread of 45 basis points. Net interest income increased by Ps.11,680 million, or 18.4%, due mainly to the increase in the average interest rate of 219 basis points and an increase in average volume of interest-earning assets of Ps.53,467 million, partially offset by an increase in the average cost of our interest bearing liabilities of 174 basis points and an increase in average volume of interest bearing liabilities of Ps.43,105 million. During 2022, we saw an increase in retail deposits, as a result of our focus on driving profitability with a higher reliance on retail deposits. The interest rate paid on time deposits, which accounted for 27.7% of interest expense and similar charges, increased from 4.34% in 2021 to 7.52% in 2022, while the interest rate paid on demand deposits, which accounted for 17.8% of interest expense and similar charges, increased from 1.53% in 2021 to 2.12% in 2022.

Additionally, the interest rate on deposits in the Mexican Central Bank and credit institutions, which accounted for 30.3% of interest expense and similar charges, increased from 5.07% in 2021 to 9.19% in 2022.

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

Net fee and commission income in 2022 amounted to Ps.19,232 million, which represented a 11.8%, or Ps.2,026 million increase from Ps.17,206 million in 2021.

The following table presents a breakdown, by product, of our fee and commission income and expense for 2021 and 2022.

	For the Year Ended December 31,
	2021		2022		2021/2022
	(Millions of pesos)				(% Change)
Fee and commission income
Service charges on deposits accounts	Ps.	2,593	Ps.	3,012	16.16%
Credit and debit cards		8,379		9,892	18.06%
Insurance		5,508		6,203	12.62%
Collection and payment services		2,206		2,350	6.53%
Investment funds management		1,747		1,900	8.76%
Foreign currency transactions		1,510		1,539	1.92%
Checks and others		172		157	(8.72%)
Capital markets and securities activities		523		634	21.22%
Administration and custody		459		394	(14.16%)
Financial advisory services		1,307		1,415	8.26%
Other fees and commissions		951		999	5.05%
Total	Ps.	25,355	Ps.	28,495	12.38%
Fee and commission expense
Credit and debit cards	Ps.	(3,938)	Ps.	(4,964)	26.05%
Fund management		(1)		(1)	0.00%
Checks and others		(48)		(68)	41.67%
Capital markets and securities activities		(202)		(296)	46.53%
Correspondent services		(802)		(674)	(15.96%)
Collections and transactional services		(305)		(254)	(16.72%)
Financial advisory services		(6)		(6)	0.00%
Other fees and commissions		(2,847)		(3,000)	5.37%
Total	Ps.	(8,149)	Ps.	(9,263)	13.67%
Net fee and commission income	Ps.	17,206	Ps.	19,232	11.77%

Fee and commission income amounted to Ps.28,495 million in 2022, representing a 12.4%, or Ps.3,140 million increase from Ps.25,355 million in 2021, mainly due to an increase in fees and commissions from: (i) credit and debit cards of Ps.1,513 million, or 18.1%, from Ps.8,379 million in 2021 to Ps.9,892 million in 2022, (ii) the sale of insurance products of Ps.695 million, or 12.6%, from Ps.5,508 million in 2021 to Ps.6,203 million in 2022, (iii) service charges on deposits accounts of Ps.419 million, or 16.2%, from Ps.2,593 million in 2021 to Ps.3,012 million in 2022, (iv) investment funds management of Ps.153 million, or 8.8%, from Ps.1,747 million in 2021 to Ps.1,900 million in 2022, (v) collection and payment services of Ps.144 million, or 6.5%, from Ps.2,206 million in 2021 to Ps.2,350 million in 2022, (vi) capital markets and securities activities of Ps.111 million, or 21.2%, from Ps.523 million in 2021 to Ps.634 million in 2022, and (vii) financial advisory services of Ps.108 million, or 8.3%, from Ps.1,307 million in 2021 to Ps.1,415 million in 2022.

Fee and commission expense amounted to Ps.9,263 million in 2022, representing a Ps.1,114 million or 13.7% increase from Ps.8,149 million in 2021, mainly due to an increase in fees and commissions paid on credit and debit cards of Ps.1,026 million, or 26.1%, compared with 2021, and an increase in other fees and commissions paid of Ps.153 million, or 5.4%, compared with 2021. Net fee and commission income amounted to Ps.19,232 million, representing a 11.8%, or Ps.2,026 million increase from Ps.17,206 million in 2021. Net fee and commission as a percentage of operating expenses (calculated as total administrative expenses plus depreciation and amortization) was 47.54% for 2022 as compared to 46.36% for 2021.

For additional information on fee and commission income and fee and commission expenses, see Notes 37 and 38 to our audited financial statements included elsewhere in this Report.

Gains /(Losses) on Financial Assets and Liabilities (Net)

Our gains/(losses) on financial assets and liabilities consist mainly of gains and losses on financial instruments and derivatives. The following table shows a breakdown of our net gains/(losses) on financial assets and liabilities for 2021 and 2022.

	For the Year Ended December 31,
	2021		2022		2021/2022
	(Millions of pesos)				(% Change)
Interest rate products	Ps.	(82)	Ps.	(4,574)	5,478.05%
Debt instruments		(8,413)		(10,402)	23.64%
Interest rate derivatives		8,331		5,828	(30.04%)
Equity products		81		156	92.59%
Equity securities		398		290	(27.14%)
Equity derivatives		(317)		(134)	(57.73%)
Exchange rate products		4,857		5,557	14.41%
Foreign exchange securities		1,906		1,188	(37.67%)
Foreign exchange derivatives		2,951		4,369	48.05%
Commissions paid to brokers		27		(115)	(525.93%)
Total	Ps.	4,883	Ps.	1,024	(79.03%)

Gains on financial assets and liabilities (net) in 2022 amounted to Ps.1,024 million, a decrease of Ps.3,859 million, or 79.0%, from a gain of Ps.4,883 million in 2021, mainly due to a decline in the market making activities of our Santander Corporate and Investment Banking segment with customers, where gains decreased by Ps.3,445 million in 2022 compared to 2021,  a decrease in Retail Banking, where gains decreased by Ps.238 million in 2022 compared to 2021, and corporate activities, where gains decreased by Ps.220 million in 2022 compared to 2021. During 2022, the Mexican Central Bank increased the target interest rate by 500 basis points to a level of 10.50%.

The result in gains on financial assets and liabilities (net) was mainly due to the following:

(i) An increase on interest rate products of Ps.4,492 million, from a loss of Ps.82 million in 2021 to a loss of Ps.4,574 million in 2022. This loss was mainly caused by a decrease on interest rate derivatives, from a gain of Ps.8,331 million in 2021 to a gain of Ps.5,828 million in 2022, mainly resulting from losses on interest rate swaps and interest rate caps and floors, partly offset by gains in cross-currency swaps, together with an increase of Ps.1,989 million in debt instruments, to a loss of Ps.10,402 million in 2022 from a loss of Ps.8,413 million in 2021.

The result in gains on financial assets and liabilities (net) was partially offset by an increase in gains on exchange rate products of Ps.700 million, or 14.4%, from a gain of Ps.4,857 million in 2021 to a gain of Ps.5,557 million in 2022, mainly explained by a Ps.4,369 million gain in foreign exchange derivatives in 2022, which compared to a Ps.2,951 million gain in 2021, mainly due to increases of Ps.1,318 million and Ps.1,073 million, in foreign exchange options and futures, respectively, partly offset by a decrease in foreign exchange forwards of Ps.977 million. Gains on foreign exchange securities decreased by Ps.718 million, from a gain of Ps.1,906 million in 2021 to a gain of Ps.1,188 million in 2022.

For additional information on gains/(losses) on financial assets and liabilities (net), see Note 39 to our audited financial statements included elsewhere in this Report.

Exchange Differences (Net)

Exchange differences (net) shows the gains or losses arising from the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates. During 2022, exchange differences (net) amounted to a loss of Ps.7 million, against a loss of Ps.35 million in 2021.

Other Operating Income (Net)

Other operating income decreased by Ps.930 million, or 53.4%, from Ps.1,740 million in 2021 to Ps.810 million in 2022, due to an extraordinary income from sale of acquiring business contracts booked in 2021.

Other operating expenses increased by Ps.80 million or 1.5%, from Ps.5,206 million in 2021 to Ps.5,286 million in 2022, mainly due to increases of Ps.180 million, or 4.7%, in IPAB contributions, from Ps.3,801 million in 2021 to Ps.3,981 million in 2022, and Ps.15 million, or 2.0%, in write-offs and bankruptcies, from Ps.735 million in 2021 to Ps.750 million in 2022, partly offset by a decrease of Ps.115 million, or 17.2%, in other expenses.

Other operating expense (net) increased by Ps.1,010 million, or 29.1%, from Ps.3,466 million in 2021 to Ps.4,476 million in 2022 as a result of the foregoing.

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

Administrative expenses increased by Ps.2,893 million, or 9.4%, from Ps.30,872 million in 2021 to Ps.33,765 million in 2022, due primarily to increases in personnel expenses, information technology and system expenses, related to our continuous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments, taxes other than income tax, travel costs, and surveillance and cash courier services. These increases, were partly offset by a decrease in administrative services.

The following table sets forth administrative expenses for 2021 and 2022, by type.

	For the Year Ended December 31,
	2021		2022		2021/2022
	(Millions of pesos)				(% Change)
Personnel expenses	Ps.	(16,485)	Ps.	(18,915)	14.74%
Other general expenses		(14,387)		(14,850)	3.22%
Administrative services		(1,603)		(1,424)	(11.17%)
Taxes other than income tax		(1,915)		(2,030)	6.01%
Surveillance and cash courier services		(1,237)		(1,341)	8.41%
Advertising and communication		(696)		(753)	8.19%
Maintenance, conservation and repair		(773)		(736)	(4.79%)
Rents		(556)		(614)	10.43%
Information technology and systems		(5,945)		(6,108)	2.74%
Stationery and supplies		(234)		(156)	(33.33%)
Insurance premiums		(103)		(100)	(2.91%)
Credit cards		(156)		(183)	17.31%
Travel costs		(62)		(175)	182.26%
Operating costs		(325)		(424)	30.46%
Other		(782)		(806)	3.07%
Total administrative expenses	Ps.	(30,872)	Ps.	(33,765)	9.37%

Our personnel expenses increased by Ps.2,430 million, or 14.7%, from Ps.16,485 million in 2021 to Ps.18,915 million in 2022, primarily because of an increase of 28.6% in bonuses, an increase of wages and salaries of 10.3%, coupled with an increase of 9.7% in other staff costs. Other staff costs include personnel benefits such as medical expenses, social security costs and pension plans.

The increase in personnel expenses resulted from an increase of Ps.2,161 million, or 15.1%, in retail banking, from Ps.14,312 million in 2021 to Ps.16,473 million in 2022; an increase of Ps.138 million, or 50.0%, in our corporate activities, and an increase of Ps.131 million, or 6.9%, in our Santander Corporate and Investment Banking segment. The increase in retail banking was due to an increase of Ps.1,050 million, or 31.0% in bonuses, from Ps.3,384 million in 2021 to Ps.4,434 million in 2022, an increase of Ps.825 million, or 11.4% in salaries, from Ps.7,243 million in 2021 to Ps.8,068 million in 2022, and an increase of Ps.286 million, or 7.8% in other staff costs, from Ps.3,685 million in 2021 to Ps.3,971 million in 2022. In addition, the increase in Santander Corporate and Investment Banking segment was due to an increase of Ps.113 million, or 17.1% in bonuses, from Ps.659 million in 2021 to Ps.772 million in 2022, an increase of Ps.15 million, or 1.6% in salaries, from Ps.933 million in 2021 to Ps.948 million in 2022, and an increase of Ps.3 million, or 1.0% in other staff costs, from Ps.305 million in 2021 to Ps.308 million in 2022.

Other general expenses increased by Ps.463 million, or 3.2%, from Ps.14,387 million in 2021 to Ps.14,850 million in 2022, mainly due to increases of Ps.163 million, or 2.7% in information technology and system expenses, mainly due to our continuous investment program, as we remain focused on digitizing more of our services and reinforcing cybersecurity assets, among other ongoing technology investments, Ps.115 million, or 6.0% in taxes other than income tax, Ps.113 million, or 182.3% in travel costs, Ps.104 million, or 8.4% in surveillance and cash courier services, and Ps.99 million, or 30.5%, in operating costs. These increases were partly offset by a decrease of Ps.179 million, or 11.2% in administrative services.

For additional information on personnel expenses and other general administrative expenses, see Notes 42 and 43 to our audited financial statements included elsewhere in this Report.

Impairment Losses on Financial Assets (Net)

Our impairment losses on financial assets (net) decreased by Ps.3,146 million, or 16.4%, from Ps.19,229 million in 2021 to Ps.16,083 million in 2022, mainly reflecting a decrease in impairment losses on financial assets (net) of Ps.6,138 million in our commercial, financial and industrial loan portfolio and a decrease of

Ps.649 million on expenses paid to recovery agencies. These decreases were partly offset by increases of: (i) Ps.1,997 million in our non-revolving consumer loan portfolio, (ii) Ps.1,094 million in our revolving consumer credit card loan portfolio, and (iii) Ps.550 million in our mortgage portfolio. The decrease in impairment losses on financial assets was mostly as a result of a decrease in the impairment losses in our commercial, financial and industrial loan portfolio due to the release of provisions during 2022 after a sustained period of payment related to certain large corporates that were initially constituted in 2021, partly offset by an increase of impairment losses on financial assets (net) in our installment loans to individuals portfolio, mainly due to the growth of the loan portfolio, especially payroll, auto and credit card loans, in line with our strategy and our prudent approach to risk management.

For additional information on impairment losses on financial assets, see Note 11 to our audited financial statements included elsewhere in this Report.

Non-performing loans totaled Ps.21,203 million as of December 31, 2022, a decrease of Ps.1,450 million, or 6.4%, as compared to Ps.22,653 million as of December 31, 2021, due to decreases in non-performing loans in our commercial, financial and industrial loan portfolio of Ps.4,350 million and non-performing loans in our revolving consumer credit card loan portfolio of Ps.153 million. These decreases were partially offset by increases in non-performing loans in our non-revolving mortgage loan portfolio and consumer loan portfolio, of Ps.2,142 million and Ps.911 million, respectively. The ratio of our non-performing loans as a percentage of total loans, or NPL ratio, decreased from 2.97% as of December 31, 2021 to 2.58% as of December 31, 2022, mainly due to the reclassification of a certain large corporate customer that was assessed as stage 3 during the COVID-19 pandemic, due to an imminent risk of default, but subsequently upgraded to stage 1 due to its subsequent sustained performance under its loans. This also resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 1.52% as of December 31, 2022, that decreased from the 2.80% reported as of December 31, 2021.

Finally, the non-performing loan ratio in our consumer loan portfolio stood at 2.99% as of December 31, 2022, which compares with the 2.40% reported as of December 31, 2021, the non-performing loan ratio in our mortgage loan portfolio as of December 31, 2022 stood at 5.47%, an increase from 4.87% in December 31, 2021 and the non-performing loan portfolio in our revolving consumer credit card loan portfolio loan portfolio as of December 31, 2022 stood at 1.81% a decrease from 2.49% in December 31, 2021. The increases of our NPL ratio in our consumer loan portfolio and mortgage loan portfolio, were mainly due to the growth of the loan portfolio, especially payroll, auto and credit card loans, in line with our strategy and our prudent approach to risk management.

The following table shows the ratio of our non-performing loans to total computable credit risk and our coverage ratio as of December 31, 2021 and 2022.

	As of December 31,
	2021		2022
	(Millions of pesos, except percentages)
Computable credit risk(1)	Ps.	843,857	Ps.	923,398
Non-performing loans(4)		22,653		21,203
Written-off loans		26,477		19,169
Allowance for impairment losses(5)		21,035		21,652
Ratios
Non-performing loans to computable credit risk		2.68%		2.30%
Non-performing loans coverage ratio(2)		92.86%		102.12%
Written-off loans coverage ratio(3)		3.14%		2.08%

(1)	Computable credit risk is the sum of the face amounts of loans (including non-performing loans) amounting to Ps.820,314 million and guarantees and documentary credits amounting to Ps.103,084 million. When guarantees or documentary credits are contracted, we recognized them as off-balance sheet accounts. We present the off-balance sheet information to better demonstrate our total managed credit risk.

(2)	Allowance for impairment losses as a percentage of non-performing loans.
(3)	Written-off loans as percentage of computable credit risk.
(4)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.
(5)	Amounts prepared in accordance with IFRS 9.

The following table shows our non-performing loans by type of loan as of December 31, 2021 and 2022:

	As of December 31,
	2021(1)		2022(1)		2021/2022
	(Millions of pesos)				(% Change)
Commercial, financial and industrial	Ps.	9,937	Ps.	5,587	(43.78%)
Mortgage		9,725		11,867	22.03%
Installment loans to individuals		2,991		3,749	25.34%
Revolving consumer credit card loans		1,328		1,175	(11.52%)
Non-revolving consumer loans		1,663		2,574	54.78%
Total	Ps.	22,653	Ps.	21,203	(6.40%)

(1)	See Note 2.g to our audited financial statements included elsewhere in this Report for more details on the classification of credit-impaired or non-performing loans.

Commercial, financial and industrial

Our impairment losses in our commercial, financial and industrial loans portfolio decreased by 100.1% to  Ps.7 million in 2022 from Ps.6,131 million in 2021. The decrease in impairment losses in this portfolio was mostly as a result of the release of provisions mentioned above.

Non-performing loans in our commercial, financial and industrial loan portfolio, which as of December 31, 2022 represented 26.4% of our total non-performing loans, decreased by Ps.4,350 million, or 43.8%, from December 31, 2021 to December 31, 2022, mainly due to the reclassification of a certain large corporate customer that was assessed as stage 3 during the COVID-19 pandemic, due to an imminent risk of default, but subsequently upgraded to stage 1 due to its subsequent sustained performance under its loans.This also resulted in a NPL ratio for our commercial, financial and industrial loan portfolio of 1.52% as of December 31, 2022, that decreased from the 2.80% reported as of December 31, 2021.

Mortgage loans

Our impairment losses in our mortgage loan portfolio increased by 32.0% to Ps.2,271 million in 2022 from Ps.1,721 million in 2021. The increase in impairment losses in our mortgage portfolio in 2022 was mainly due to higher provisions that accompany the growth of 8.3% in this portfolio.

Meanwhile, non-performing loans in our mortgage loan portfolio, which as of December 31, 2022 represented 56.0% of our total non-performing loans, increased by Ps.2,142 million, or 22.0% from December 31, 2021 to December 31, 2022, resulting in a ratio of 5.47%, as compared to 4.87% in 2021. The increase in non-performing in our mortgage portfolio in 2022 is mainly a result of a better performance in the mortgage loan portfolio.

Installment loans to individuals

Our impairment losses in our installment loans to individuals portfolio increased by 29.3% to Ps.13,626 million in 2022 from Ps.10,535 million in 2021.

Impairment losses in our non-revolving consumer loan portfolio increased by 38.9% to Ps.7,125 million from Ps.5,128 million in 2021, while impairment losses in our revolving consumer credit card portfolio increased by 20.2% to Ps.6,501 from Ps.5,407 million in 2021.

Non-performing loans in our installment loans to individuals portfolio, which as of December 31, 2022 represented 17.7% of our total non-performing loans, increased Ps.758 million, or 25.3%, from December 31, 2021 to December 31, 2022. This volume was related to a increase of non-performing loans in our non-revolving consumer loan portfolio of Ps.911 million, partially offset by a decrease of non-performing loans in our revolving credit card loan portfolio of Ps.153 million.

Our NPL ratio with respect to our installment loans to individuals portfolio in the non-revolving consumer loan portfolio increased from 2.40% as of December 31, 2021 to 2.99% as of December 31, 2022, while our NPL ratio with respect to our installment loans to individuals portfolio in the revolving credit card loan portfolio decreased from 2.49% as of December 31, 2021 to 1.81% as of December 31, 2022.

Non-performing loan coverage ratio

The following table shows our non-performing loan coverage ratio by type of loan as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	(Percentages)
Commercial, financial and industrial	83.06%	99.68%
Mortgage	46.31%	35.68%
Installment loans to individuals	276.73%	316.06%
Revolving consumer credit card loans	290.06%	413.62%
Non-revolving consumer loans	266.09%	271.52%
Total	92.86%	102.12%

The non-performing loan coverage ratio increased from 92.86% to 102.12%, mainly reflecting an increase in impairment losses, combined with a decrease in impaired assets in the total loan portfolio, mostly as a result of lower impairment losses on financial assets (net) in 2022, due to the release of provisions mentioned above.

The non-performing loan coverage ratio of our commercial loan portfolio increased from 83.06% in 2021 to 99.68% in 2022, mainly due to the combined effect of a decrease in impairment losses and lower credit-impaired assets.

With respect to our installment loans to individuals portfolio, the non-performing loan coverage ratio for the non-revolving consumer loans increased from 266.09% in 2021 to 271.52% in 2022, reflecting a 54.8% increase in credit-impaired assets and a 57.9% increase in impairment losses.

Meanwhile, the non-performing loan coverage ratio for the revolving consumer credit card loans increased from 290.06% to 413.62%, reflecting a 11.5% decrease in credit-impaired assets and a 26.2% increase in impairment losses.

Finally, regarding our mortgage loan portfolio, the non-performing loan coverage ratio stood at 35.68%, decreasing from 46.31% in 2021, reflecting a 22.0% increase in impaired assets and a 6.0% decrease in impairment losses.

Provisions (Net)

Our provisions consist mainly of provisions for pensions and other retirement obligations, provisions for off-balance sheet risk and provisions for legal and tax matters. Off-balance sheet risks include undrawn lines of credit cards, guarantees and loan commitments of commercial and public sector loans and guarantees and loan commitments of commercial loans to SMEs.

Provisions in 2022 registered a net loss of Ps.2,521 million, which compares to a net loss of Ps.386 million in 2021 reflecting a Ps.2,135 million increase. This variation to provisions mainly resulted from higher requirements for tax provision and legal matters, as well, an increase in provisions for off-balance sheet risk.

For additional information on provisions, see Note 24 to our audited financial statements included elsewhere in this Report.

Income Tax

Income tax in 2022 was Ps.8,164 million, a Ps.3,198 million, or 64.4% increase from Ps.4,966 million in 2021.

Our effective tax rates in 2021 and 2022 were 19.27% and 25.30%, respectively. The variation in income tax paid is primarily explained by an increase in profit before tax and additionally some reserves, among others, relating to the amortization of non-recoverable shares. Our effective tax rate increased 603 basis points in 2022 compared to 2021.

For additional information on tax matters, see Note 26 to our audited financial statements included elsewhere in this Report.

Results by Segment for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table presents an overview of certain consolidated income statement data for each of our segments for 2021 and 2022.

	Retail Banking(1)				Corporate and Investment Banking(2)				Corporate Activities(3)
	For the Year Ended December 31,
	2021		2022		2021		2022		2021		2022
	(Millions of pesos)
Net interest income	Ps.	58,045	Ps.	65,477	Ps.	4,295	Ps.	9,216	Ps.	1,092	Ps.	419
Dividend income		—		—		29		13		198		173
Income from entities accounted for using the equity method		—		—		—		—		200		182
Net fee and commission income		15,729		17,639		1,594		1,615		(117)		(22)
Gains/(losses) on financial assets and liabilities		1,493		1,255		3,228		(138)		162		(93)
Exchange differences (net)		—		—		—		(7)		(35)		—
Other operating income (expenses) (net)		(2,967)		(2,785)		(508)		(557)		9		(1,134)
Total income	Ps.	72,300	Ps.	81,586	Ps.	8,638	Ps.	10,142	Ps.	1,509	Ps.	(475)
Administrative expenses		(26,525)		(29,151)		(3,810)		(3,846)		(537)		(768)
Depreciation and amortization		(5,849)		(6,293)		(364)		(372)		(30)		(21)
Impairment losses on financial assets not at fair value through profit or loss (net)		(18,115)		(17,323)		(1,114)		1,240		—		—
Financial assets at fair value through other comprehensive income		—		—		—		—		—		—
Gains/(losses) on modification of financial assets (net)		—		—		—		—		—		—
Impairment losses on other assets (net)		(27)		—		—		—		—		—
Provisions (net)		200		(230)		—		(33)		(586)		(2,258)
Gain/(losses) on disposal of assets not classified as non-current assets held for sale		—		—		—		—		57		4
Gain/(losses) on disposal of non-current assets held for sale not classified as discontinued operations		—		—		—		—		20		70
Operating profit before tax	Ps.	21,984	Ps.	28,589	Ps.	3,350	Ps.	7,131	Ps.	433	Ps.	(3,448)
(1)	The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking customers, SMEs, middle-market corporations and government institutions.
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
(3)	The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management area, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management area also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

The following table presents an overview of certain consolidated balance sheet data for each of our segments as of December 31, 2021 and 2022.

	Retail Banking				Corporate and Investment Banking				Corporate Activities
	As of December 31,
	2021		2022		2021		2022		2021		2022
	(Millions of pesos)
Cash and balances with the Central Bank	Ps.	46,650	Ps.	55,512	Ps.	5,843	Ps.	7,184	Ps.	10,580	Ps.	10,119
Financial assets at fair value through profit or loss		—		—		361,615		484,987		—		—
Other financial assets at fair value through profit or loss		—		—		—		—		—		—
Financial assets at fair value through other comprehensive income		—		946		4,056		—		391,773		314,603
Financial assets at amortized cost		613,948		669,837		151,389		160,755		19,771		29,765
Hedging derivatives		—		—		—		—		11,248		10,181
Non-current assets held for sale		745		1,394		28		35		—		1,586
Investments in associated entities		—		—		—		—		1,380		—
Tangible assets		10,615		11,531		1,791		1,945		214		231
Right-of-Use assets		4,953		5,542		198		577		24		145
Intangible assets		6,625		7,519		756		858		2,030		2,304
Tax assets		—		—		—		—		21,855		24,684
Other assets		2,054		2,267		46		51		8,026		8,863
Total assets	Ps.	685,590	Ps.	754,548	Ps.	525,722	Ps.	656,392	Ps.	466,901	Ps.	402,481
Financial liabilities at fair value through profit or loss	Ps.	8,206	Ps.	9,581	Ps.	343,211	Ps.	424,531	Ps.	—	Ps.	—
Financial liabilities at amortized cost		707,135		725,965		260,180		281,143		150,830		158,781
Hedging derivatives		—		—		—		—		8,162		4,461
Provisions		1,352		1,621		418		501		9,019		10,809
Lease liabilities		5,469		6,161		221		643		26		161
Tax liabilities		—		—		—		—		518		934
Other liabilities		4,464		5,576		728		910		14,686		18,189
Total liabilities	Ps.	726,626	Ps.	748,904	Ps.	604,758	Ps.	707,728	Ps.	183,241	Ps.	193,335
Total equity	Ps.	70,735	Ps.	76,778	Ps.	25,133	Ps.	23,887	Ps.	67,720	Ps.	62,789
Total liabilities and equity	Ps.	797,361	Ps.	825,682	Ps.	629,891	Ps.	731,615	Ps.	250,961	Ps.	256,124

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

Operating profit before taxes attributable to the Retail Banking segment in 2022 was Ps.28,589 million, a 30.0% or Ps.6,605 million increase from Ps.21,984 million in 2021. This increase was mainly due to:

●	a 12.8%, or Ps.7,432 million increase in net interest income, due to increases of Ps.13,667 million, Ps.13,374 million, Ps.13,080 and Ps.6,564 million, in the average balance of the commercial, consumer, mortgage and credit card loan portfolios, respectively;
●	a 12.1%, or Ps.1,910 million increase in net fees and commissions income, from Ps.15,729 million in 2021 to Ps.17,639 million in 2022, due mainly to an increase in fees and commissions from sale of insurance products, credit and debit card services, service charges on deposits accounts, fund management and collection and payment services;
●	a 4.4%, or Ps.792 million, decrease in impairment losses on financial assets (net), mostly resulting from lower expenses paid to recovery agencies;
●	a 6.1%, or Ps.182 million, decrease in other expenses (net), mainly due to the decrease of Ps.511 million, or 51.7%, in write-offs and bankruptcies, partly offset by an increase of Ps.183 million in IPAB contributions; and
●	a Ps.27 million decrease in impairment losses on other assets (net), due to the recognition of an impairment loss of foreclosed assets during 2021, which did not recur during 2022.

These positive effects were partially offset by:

●	a 9.9%, or Ps.2,626 million increase in administrative expenses, from Ps.26,525 million in 2021 to Ps.29,151 million in 2022, mainly due to an increase in personnel expenses of Ps.2,161 million, or 15.1%, resulting from increases of Ps.1,050 million, or 31.0% in bonuses, Ps.825 million, or 11.4% in wages and salaries and Ps.286 million, or 7.8% in other staff costs. Additionally, increases in information technology and systems expenses, taxes other than income tax and surveillance and cash courier services also contributed;
●	a 7.6%, or Ps.444 million increase in depreciation and amortization due to costs related to our continous investment program;
●	A Ps.430 million, increase in provisions (net), from a gain of Ps.200 million in 2021 to a loss of Ps.230 million in 2022; and
●	a 15.9%, or Ps.238 million decrease in gains on financial assets and liabilities and exchange differences (net), from a gain of Ps.1,493 million in 2021 to a gain of Ps.1,255 million in 2022 due to increased volatility in the foreign exchange rate during 2022 as compared to 2021.

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

Operating profit before taxes attributable to the Corporate and Investment Banking segment in 2022 was Ps.7,131 million, representing a Ps.3,781 million, or 112.9% increase from Ps.3,350 million in 2021. This increase was mainly due to:

●	a 114.6%, or Ps.4,921 million increase in net interest income, mainly due to an increase of Ps.2,226 million in interest income, combined with a Ps.7,147 million increase in interest expenses, due to an increase in the average balance of commercial and credit institutions loans and an increase in the average interest rate of deposits from Mexican Central Bank, demand deposits and time deposits; and
●	a Ps.2,354 million decrease in impairment losses on financial assets (net), due to the release of provisions related to certain large corporates during 2022, as mentioned above.

These positive results were partially offset by:

●	a 104.3%, or Ps.3,366 million decrease in gains/(losses) on financial assets and liabilities and exchange differences (net), from a gain of Ps.3,228 million in 2021 to a loss of Ps.138 million in 2022, primarily due to a decrease of Ps.3,445 million in market-making and sale activities and Ps.128 million in proprietary trading.

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

Operating profit before taxes attributed to Corporate Activities in 2022 was a loss of Ps.3,448 million, a Ps.3,881 million decrease from a gain of Ps.433 million in 2021. This decrease was mainly due to a Ps.1,672 million increase in provisions (net), mainly resulted from higher requirements for tax provision and legal matters, as well as an increase in provisions for off-balance sheet risk, a Ps.1,143 million increase in other expenses (net) and a Ps.673 million decrease in net interest income.

B.	Liquidity and Capital Resources

Our control and management functions involve planning our funding requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.

Overall, we have a strong liquidity position with total loans, net of allowance for impairment losses, as a percentage of our deposits, representing approximately 69.7% of our total deposits, 86.0% of our customer deposits and 105.5% of our demand and time deposits as of December 31, 2022. We constantly review our liquidity position and the forecasted growth of our business lines relative to our loan/deposit ratio.

Banco Santander Parent and its subsidiaries follow a global model in which each unit is responsible for its own capital and funding. We are autonomous in the management of our liquidity and capital requirements, with no structural support needed from Grupo Financiero Santander México or any other unit of the Santander Group.

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

Risk-Weighted Assets and Regulatory Capital

Pursuant to Mexican Capitalization Requirements, we are required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, including credit, market and operational risks. The minimum Capital Ratio currently required by the Mexican Capitalization Requirements in order not to be required to cancel interest payments or principal payments (including the forced conversion of certain securities into shares) is 11.70%. As of December 31, 2022, our Capital Ratio was 19.38%.

The table below presents our risk-weighted assets and Capital Ratios as of December 31, 2020, 2021 and 2022, calculated in accordance with Mexican Banking GAAP:

	Mexican Banking GAAP
	As of December 31,
	2020		2021		2022
	(Thousands of pesos, except percentages)
Capital:
Perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes (AT1 Notes)	Ps.	114,306,256	Ps.	116,079,559	Ps.	103,348,238
Tier 1		124,254,615		140,688,559		117,004,468
Tier 2		27,203,299		27,927,832		26,827,202
Total capital		151,457,914		168,616,391		143,831,670
Risk-Weighted Assets:
Credit risk		540,191,094		517,697,725		476,538,248
Market risk		192,479,300		191,925,633		186,813,652
Operational risk		64,166,021		72,426,554		78,726,754
Total risk-weighted assets		796,836,415		782,049,912		742,078,654
Required Regulatory Capital:
Credit risk		43,215,287		41,415,818		38,123,060
Market risk		15,398,344		15,354,051		14,945,092
Operational risk		5,133,282		5,794,124		6,298,140
Total risk-weighted assets	Ps.	63,746,913	Ps.	62,563,993	Ps.	59,366,292
Capital Ratios (credit, market and operational risk)(*):
CET 1 capital to risk-weighted assets		14.35%		14.84%		13.93%
Tier 1 capital to risk-weighted assets		15.59%		17.99%		15.77%
Tier 2 capital to risk-weighted assets		3.41%		3.57%		3.61%
Total capital to risk-weighted assets(1)		19.01%		21.56%		19.38%

(*)	The capital ratios included in this table are in accordance to the data published by the CNBV.
(1)	Our Capitalization Index as of December 31, 2022 decreased by 218 basis points from 21.56% on December 31, 2021 to 19.38% on December 31, 2022, mainly due to decreases of 14.7% (Ps.24,784,721 million) in total capital, 8.0% (Ps.3,292,758 million) in regulatory capital required for credit risk and 2.7% (Ps.408,959 million) in regulatory capital required for market risk, and an increase of 8.7% (Ps.504,016 million) in regulatory capital required for operational risk.

The Mexican government was one of the first to adopt Basel III international standards. Basel III is a package of capital and liquidity reforms for internationally active banking organizations worldwide that includes, among other things, the definition of capital, capital requirements, the treatment of counterparty risk, the leverage ratio and the global liquidity standard. The regulations require Mexican banks to maintain a minimum of 4.5% Common Equity Tier 1 (CET1), and 6% Tier 1 RWA capital. In addition, a mandatory capital conservation buffer of 2.5% of RWA is also required, resulting in a minimum total capital of 10.5% (including the capital conservation buffer), plus a supplement per systemically important bank of such percentage as determined by the CNBV, Due to the Bank’s Grade III classification the CNBV imposed a supplementary capital conservation percentage of 1.20% and a countercyclical capital supplement currently at 0.0% and which on an aggregate basis add up to a minimum requirement of 11.70%. We have been in compliance with these regulations since their establishment and remained in compliance as of December 31, 2022.

In addition, and in accordance with the regulatory requirement by the CNBV published on June 22, 2016, banking institutions must publish their leverage ratios beginning in September 2016 (and include quarters beginning on December 2015) in the case of systemically important banks. Our leverage ratio as of December 31, 2022 was 7.13%, as of November 30, 2022, was 6.82%, as of October 31, 2022 was 6.86%, as of September 30, 2022 was 6.85%, as of June 30, 2022 was 7.13%, as of March 31, 2022 was 7.97%, and as of December 31, 2021 was 8.92%.

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

Additionally, the Basel III framework has implemented a liquidity coverage ratio, or LCR, and a Net Stable Funding Ratio, or NSFR. The LCR requires banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could be encountered under a stress scenario during a thirty-day period. The NSFR establishes a minimum amount of stable funding a bank will be required to maintain based on the liquidity of our assets and activities over a one-year period.

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

During 2020 and 2021, the economic impacts of the COVID-19 pandemic led several of our customers to draw on committed credit facilities and we anticipate that our customers will continue to do so in 2022. We took several defensive measures to protect our liquidity in the face of the COVID-19 pandemic, such as strategically accessing wholesale markets for short and long-term funding and moderately using assets as security for structural balance sheet funding sources. In addition, the Mexican Central Bank took certain extraordinary measures to increase liquidity in the financial markets as a direct response to the COVID-19 pandemic, certain of which we took advantage of to bolster our liquidity. For instance, the Mexican Central Bank granted credit lines to domestic banks in 2020, including us. These credit lines remained in place during 2021, and we drew approximately U.S.$200 million on such lines until August 2021, when we repaid the credit lines in full. We were able to maintain our liquidity position throughout 2022 and our liquidity position remains strong as of the date of this annual report.

The following table presents information relating to our liquid assets, total loans and deposits as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
Liquid assets as a percentage of deposits (1)	45.18%	36.27%	37.38%
Total Loans, net of allowances, as a percentage of deposits (2)	60.31%	67.20%	69.67%
Total loans as a percentage of total funding (3)	54.50%	69.22%	71.55%
Deposits as a percentage of total funding (2)(3)	87.13%	87.79%	86.80%

(1)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “—Composition of Deposits.”

Liquid assets include cash due from banks and government securities recorded at market prices. We believe we could obtain cash for our liquid assets immediately, although under systemic stress scenarios, we would likely be subject to a discount to the face value of these assets. As of December 31, 2020, 2021 and 2022 we had a total amount of liquid assets of Ps.514,960 million, Ps.399,945 million and Ps.428,473 million, respectively. For the years ended December 31, 2020, 2021 and 2022, the average amounts outstanding were Ps.446,667 million, Ps.497,673 million and Ps.497,427 million, respectively.

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

As of December 31, 2022, liquid assets were composed of the following: 17.0% cash and balances with the Mexican Central Bank (cash at our branches and ATMs and the Depósito de Regulación Monetaria (Compulsory Deposits)); 76.2% debt instruments issued by the Mexican Government; and 6.8% debt instruments issued by the Mexican Central Bank.

(2)	For the purpose of calculating this ratio, the amount of deposits includes the sum of demand deposits and time deposits. See “—Composition of Deposits.”
(3)	For the purpose of calculating this ratio, the amount of total funding comprises the total of our deposits and repurchase agreements, our total marketable debt securities and the amount of our subordinated liabilities.

For December 31, 2020, 2021 and 2022 our deposits and repurchase agreements amounted to Ps.1,139,855 million, Ps.1,102,767 million and Ps.1,146,281 million, respectively, and our marketable debt securities amounted to Ps.132,117 million, Ps.101,682 million and Ps.134,913 million, respectively. For December 31, 2020, 2021 and 2022, our subordinated liabilities amounted to Ps.36,182 million, Ps.51,643 million and Ps.39,384 million, respectively.

We have three principal sources of short-term funding: (i) demand deposits, comprised by both interest-bearing and non-interest-bearing demand deposits, (ii) time deposits, which include short-term promissory notes with interests payable at maturity (pagarés bancarios), fixed-term deposits and foreign currency time deposits and (iii) repurchase agreements.

The following table shows the composition of our short-term funding described above:

	As of December 31,
	2020		2021		2022
	(Millions of pesos)
Demand deposits:
Interest-bearing deposits	Ps.	100,532	Ps.	105,095	Ps.	113,351
Non-interest-bearing deposits		398,926		436,162		425,058
Subtotal	Ps.	499,458	Ps.	541,257	Ps.	538,409
Time deposits:
Notes with interest payable at maturity	Ps.	175,702	Ps.	185,312	Ps.	208,582
Fixed-term deposits		1,931		1,345		976
Foreign currency time deposits		12,053		8,774		8,758
Subtotal	Ps.	189,686	Ps.	195,431	Ps.	218,316
Repurchase agreements		138,616		131,639		146,691
Accrued interest (1)		873		877		1,910
Other deposits		43,860		22,760		22,972
Total customer deposits	Ps.	872,493	Ps.	891,964	Ps.	928,298
Deposits from the Mexican Central Bank and credit institutions (2)		267,362		210,803		217,983
Total deposits (3)	Ps.	1,139,855	Ps.	1,102,767	Ps.	1,146,281

(1)	Mainly from time deposits.
(2)	Includes Ps.79,859 million, Ps.40,848 million and Ps.53,873 million of repurchase agreements with the Mexican Central Bank and with credit institutions as of December 31, 2020, 2021 and 2022, respectively.
(3)	As of December 31, 2020, we had deposits of Ps.864,169 million from customers, Ps.116,096 million from credit institutions and Ps.151,266 million from the Mexican Central Bank. As of December 31, 2021, we had deposits of Ps.745,365 million from customers, Ps.110,988 million from credit institutions and Ps.109,618 million from the Mexican Central Bank. As of December 31, 2022, we had deposits of Ps.928,298 million from customers, Ps.97,175 million from credit institutions and Ps.120,808 million from the Mexican Central Bank. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Liabilities—Deposits.”

Demand deposits are our most important funding source and are also less expensive relative to other sources of funding. Our funding strategy focuses on increasing the source of low-cost funding through new banking products and commercial campaigns oriented to grow the volume of demand deposits from our existing customers and expand our customer base. Consistent with our funding strategy, we were able to decrease our non-interest-bearing demand deposits by approximately 2.5%, from Ps.436,162 million at December 31, 2021 to Ps.425,058 million at December 31, 2022 as a result of tailored marketing efforts based on the extensive knowledge of our customers that we have developed using information technology and leveraged using CRM strategies.

Short-term promissory notes with interest payable at maturity (pagarés bancarios) are generally issued to meet short-term funding needs and are generally issued with maturities ranging from one through 364 days.

Repurchase agreements are another important instrument in México’s money market as they provide short-term investments to banking customers, mainly with Mexican government-issued paper and to a lesser extent securities issued by other Mexican banks and corporations. We have used repurchase agreements to achieve cost efficiencies and as an additional source of short-term funding.

The following tables show our short-term borrowings that we sold under repurchase agreements for funding our operations as well as short positions from financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements. Short-term borrowings at year-end from 2020 to 2022 remain stable. See “Item 4. Information on the Company—B. Business Overview—Liabilities—Short-term Borrowings.”

	IFRS for the year ended December 31,
	2020			2021			2022
	Amount		Average rate	Amount		Average rate	Amount		Average rate
	(Millions of pesos, except percentages)
Short-Term Borrowings
Repurchase agreements:
At December 31 (1)	Ps.	210,151	3.53%	Ps.	154,926	4.44%	Ps.	173,642	8.63%
Average during year		176,320	4.69%		184,935	3.73%		185,271	6.48%
Maximum month-end balance		224,931	6.57%		222,630	4.44%		220,199	8.63%
Short positions:
At December 31 (1)	Ps.	15,364	4.05%	Ps.	19,554	6.29%	Ps.	28,762	7.98%
Average during year		14,222	5.06%		20,668	5.25%		23,492	7.73%
Maximum month-end balance		19,341	6.23%		27,770	6.29%		26,792	8.77%
Total short-term borrowings at year end	Ps.	225,515	3.79%	Ps.	174,480	5.37%	Ps.	202,404	8.31%

(1)	This amount forms part of the outstanding balance of “Short positions” in our consolidated balance sheet. For more information on short positions, see Note 10.b to our audited financial statements included elsewhere in this Report.

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

We also have access to short- and long-term funding through the issuance of unsecured bonds (certificados bursátiles bancarios), certificates of deposits (certificados de depósito bancario de dinero), promissory notes in the form of zero-coupon instruments (pagarés con rendimiento liquidable al vencimiento) and international funding through U.S. dollar-denominated issuances with longer maturities. As of December 31, 2022, the balance of our debt securities outstanding totaled Ps.134,913 million. See “—Debt Securities Outstanding.”

For debt financing, we rely in part on local, peso-denominated issuances with long-term maturities, and we continue to be rated Aaa.mx and AAA(mex) by Moody’s and Fitch Ratings, respectively. However, a downgrade in the sovereign debt ratings of Spain or México, the global rating of Santander Spain, and/or our related ratings could adversely affect our financing costs in the international capital markets.

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

Our management expects that our cash flows from operations will be sufficient to meet our liquidity requirements and working capital needs over the next 12 months, including our expected 2023 capital expenditures. For 2023, we have a capital expenditures budget of Ps.10,466 million (U.S.$536 million), 74.1% of which (Ps.7,752 million) will be spent on information technology and the rest of which will be spent on furniture, fixtures and equipment (Ps.2,714 million). In 2022, our capital expenditures were Ps.7,191 million (U.S.$369 million), 68.8% of which (Ps.4,948 million) was spent in information technology and the rest was spent on furniture, fixtures and equipment (Ps.2,243 million).

As of December 31, 2022, total interest-bearing liabilities denominated in dollars amounted to Ps.115,667 million, or U.S.$5,929 million, representing 10.1% of our total deposits and 12.5% of our customer deposits. The sources of such funding as of December 31, 2020, 2021 and 2022 were as follows:

	IFRS
	As of December 31,
	2020		2021		2022		2022
	(Millions of pesos)						(Millions of U.S.$)(1)

Demand deposits	Ps.	57,990	Ps.	69,992	Ps.	65,174	U.S.$	3,341
Time deposits		17,453		13,932		12,275		629
Bank and other loans		39,029		42,779		38,218		1,959
Total	Ps.	114,472	Ps.	126,703	Ps.	115,667	U.S.$	5,929
(1)	Translated at the rate of Ps.19.5089 per U.S.$1.00 as calculated on December 31, 2022 and reported by the Mexican Central Bank on December 31, 2022 as the closing exchange rate. The Mexican Central Bank publishes the closing exchange rate at 2:10 p.m. every bank business day. These translations should not be interpreted as representations that the peso amounts represent, have been or could have been converted into, U.S. dollars at such or at any other exchange rate.

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

Mexican Central Bank regulations require that a bank maintain open positions in foreign currencies no higher than a specified level with respect to its total Tier 1 capital. As of December 31, 2022, our foreign currency-denominated assets, including derivative transactions, totaled U.S.$66,689 (Ps.1,301,029) and our foreign currency-denominated liabilities, including derivative transactions, totaled U.S.$66,486 (Ps.1,297,069). As part of our asset and liability management strategy, we monitor closely our exposure to foreign currencies, with a view to minimizing the effect of exchange rate movements on our income.

As of December 31, 2022, we are also in compliance with the limits established for us by the Mexican Central Bank for foreign currency-denominated liabilities, which was U.S.$10,452 (Ps.203,907). As of such date, our foreign currency-denominated liabilities were U.S.$5,288 (Ps.103,163). For a discussion of the components of Tier 1 and Tier 2 capital, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation.”

For the years ended December 31, 2020, 2021 and 2022, we were in compliance with all regulatory requirements relating to the ratio of U.S. dollar-denominated liabilities to total liabilities.

Deposits and Other Borrowings

The following tables set forth our average daily balance of liabilities for each of the periods presented, in each case together with the related average nominal interest rates paid thereon.

	IFRS
	For the year ended December 31,
	2020				2021				2022
			% of				% of				% of
			Total Average	Average			Total Average	Average			Total Average	Average
	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal	Average		Liabilities and	Nominal
	Balance		Equity	Rate	Balance		Equity	Rate	Balance		Equity	Rate
	(Millions of pesos, except percentages)
Demand accounts	Ps.	466,949	27.86%	1.94%	Ps.	521,480	32.64%	1.53%	Ps.	535,385	27.32%	2.12%
Time deposits		264,670	15.79%	6.40%		223,596	13.99%	4.34%		235,695	12.03%	7.52%
Deposits from the Mexican Central Bank and credit institutions		183,586	10.95%	6.76%		216,214	13.53%	5.07%		210,836	10.76%	9.19%
Repurchase agreements		152,173	9.08%	1.48%		128,534	8.04%	1.21%		129,895	6.63%	2.41%
Marketable debt securities and other financial liabilities		139,312	8.31%	4.13%		116,233	7.27%	4.57%		132,987	6.79%	5.74%
Other liabilities(1)		16,778	1.00%	4.19%		22,039	1.38%	4.95%		26,470	1.35%	6.82%
Subordinated liabilities		39,035	2.33%	4.53%		41,125	2.57%	4.06%		41,058	2.10%	4.01%
Subtotal interest-bearing liabilities		1,262,423	75.32%	3.97%		1,269,221	79.44%	3.13%		1,312,326	66.96%	4.87%
Non-interest-bearing liabilities		272,070	16.24%			171,103	10.71%			491,125	25.06%
Total equity		141,364	10.20%			157,459	9.85%			156,321	7.98%
Subtotal non-interest-bearing liabilities and equity		413,434	26.44%			328,562	20.56%			647,446	33.04%
Total liabilities and equity	Ps.	1,675,857	101.76%		Ps.	1,597,783	100.00%		Ps.	1,959,772	100.00%

(1)	This line includes the amount of financial liabilities arising from the outright sale or from pledging of financial assets acquired under reverse repurchase agreements, securities loans and sales of borrowed securities.

Average time deposits as a share of average total liabilities and equity decreased from 13.99% as of December 31, 2021 to 12.03% as of December 31, 2022, while the ratio of average demand accounts to average total liabilities and equity decreased from 32.64% to 27.32% over the same period.

Average non-interest-bearing liabilities as a share of average total liabilities and equity increased from 10.72% as of December 31, 2021 to 25.06% as of December 31, 2022.

Composition of Deposits

The following table sets forth the composition of our demand and time deposits as of December 31, 2020, 2021 and 2022.

	IFRS
	As of December 31,
	2020		2021		2022
	(Millions of pesos)
Demand deposits
Interest-bearing deposits	Ps.	100,532	Ps.	105,095	Ps.	113,351
Non-interest-bearing deposits		398,926		436,162		425,058
Subtotal	Ps.	499,458	Ps.	541,257	Ps.	538,409
Time deposits
Notes with interest payable at maturity	Ps.	175,702	Ps.	185,312	Ps.	208,582
Fixed-term deposits(1)		1,931		1,345		976
Foreign currency time deposits(2)		12,053		8,774		8,758
Subtotal	Ps.	189,686	Ps.	195,431	Ps.	218,316
Total	Ps.	689,144	Ps.	736,688	Ps.	756,725

(1)	As of December 31, 2020, 2021 and 2022 we had not received any fixed-term deposits from the Mexican Central Bank nor other credit institutions.
(2)	As of December 31, 2020, includes Ps.5,400 million of foreign currency time deposits from other credit institutions. As of December 31, 2021, includes Ps.5,158 million of foreign currency time deposits from other credit institutions. As of December 31, 2022, includes Ps.3,517 million of foreign currency time deposits from other credit institutions.

Debt Securities Outstanding

The following table sets forth the composition, term and rate of our outstanding debt securities as of December 31, 2022.

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)

Certificates of deposit (unsecured)	2,500	11/13/2023	10.82%
Certificates of deposit (unsecured)	2,500	10/13/2023	10.33%
Certificates of deposit (unsecured)	1,100	09/14/2023	10.79%
Certificates of deposit (unsecured)	3,000	08/17/2023	10.28%
Certificates of deposit (unsecured)	1,500	08/17/2023	10.69%
Certificates of deposit (unsecured)	50	07/20/2023	10.23%
Certificates of deposit (unsecured)	300	06/22/2023	10.79%
Certificates of deposit (unsecured)	1,100	06/14/2023	10.71%
Certificates of deposit (unsecured)	1,000	08/06/2023	10.74%
Certificates of deposit (unsecured)	1,000	07/06/2023	10.67%
Certificates of deposit (unsecured)	3,000	02/06/2023	10.32%
Certificates of deposit (unsecured)	2,000	05/16/2023	9.98%
Certificates of deposit (unsecured)	2,000	05/16/2023	10.30%
Certificates of deposit (unsecured)	3,000	05/05/2023	10.32%
Certificates of deposit (unsecured)	2,000	03/22/2023	10.71%
Certificates of deposit (unsecured)	1,000	01/03/2023	10.27%
Certificates of deposit (unsecured)	2,000	02/16/2023	10.71%
Certificates of deposit (unsecured)	2,000	02/02/2023	10.30%
Certificates of deposit (unsecured)	850	03/02/2023	10.30%
Certificates of deposit (unsecured)	1,000	01/18/2023	10.69%
Certificates of deposit (unsecured)	1,000	01/13/2023	10.73%
Certificates of deposit (unsecured)	2,000	05/01/2023	10.28%
Certificates of deposit (unsecured)	43	03/31/2023	2.00%
Certificates of deposit (unsecured)	3	08/03/2023	2.20%
Certificates of deposit (unsecured)	312	10/04/2023	0.10%
Certificates of deposit (unsecured)	11	02/16/2023	2.20%
Senior Unsecured Notes	34,141	04/17/2025	5.38%
Structured bank bonds	86	01/18/24	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	190	03/10/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	09/21/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	09/14/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	46	12/09/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	151	01/08/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	07/26/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	24	07/17/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	201	03/07/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	16	05/23/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	02/05/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	35	04/24/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	12	10/04/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	126	03/04/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	93	03/27/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	9	06/19/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	03/13/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	86	01/03/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	16	02/27/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	67	08/02/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	01/13/23	16.00%
Structured bank bonds	78	07/02/2023	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	39	01/30/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	06/01/2023	14.00%
Structured bank bonds	10	09/03/2023	8.00%
Structured bank bonds	88	07/02/2023	11.20%
Structured bank bonds	137	10/02/2023	10.50%
Structured bank bonds	38	01/18/23	5.50%
Structured bank bonds	40	01/17/23	12.40%

Instrument	Amount	Maturity Date	Rate
	(Millions of pesos)
Structured bank bonds	10	04/01/2023	8.00%
Structured bank bonds	68	01/02/2023	10.20%
Structured bank bonds	29	05/01/2023	8.90%
Structured bank bonds	88	01/13/23	12.10%
Structured bank bonds	12	06/01/2023	14.50%
Structured bank bonds	5	11/01/2023	9.60%
Structured bank bonds	10	06/01/2023	19.40%
Structured bank bonds	20	06/01/2023	10.00%
Structured bank bonds	88	06/01/2023	10.85%
Structured bank bonds	10	12/01/2023	14.00%
Structured bank bonds	10	01/17/23	10.95%
Structured bank bonds	27	01/13/23	16.60%
Structured bank bonds	10	06/01/2023	11.45%
Structured bank bonds	10	01/13/23	13.70%
Structured bank bonds	20	05/01/2023	9.00%
Structured bank bonds	10	01/17/23	8.00%
Structured bank bonds	26	01/13/23	13.00%
Structured bank bonds	10	12/01/2023	11.70%
Structured bank bonds	10	05/01/2023	11.45%
Structured bank bonds	20	06/01/2023	18.45%
Structured bank bonds	19	06/01/2023	16.90%
Structured bank bonds	10	01/17/23	12.40%
Structured bank bonds	20	05/01/2023	33.80%
Structured bank bonds	5	03/01/2023	13.00%
Structured bank bonds	10	01/13/23	12.25%
Structured bank bonds	10	03/01/2023	5.20%
Structured bank bonds	17	01/21/26	TIIE
Structured bank bonds	58	01/21/26	TIIE
Structured bank bonds	23	02/21/25	Invesco QQQ Trust Series 1 (QQQ)
Structured bank bonds	62	08/27/24	Guaranteed rate subject to S&P 500
Structured bank bonds	32	12/14/23	Guaranteed rate subject to S&P 500
Structured bank bonds	16	12/20/23	Guaranteed rate subject to S&P 500
Structured bank bonds	12	09/29/23	Guaranteed rate subject to S&P 500
Structured bank bonds	200	05/31/23	TIIE
Structured bank bonds	114	07/03/2023	TIIE
Structured bank bonds	10	03/01/2023	Guaranteed rate subject to S&P 500
Promissory notes	4,266	05/31/2023	10.91%
Promissory notes	129	03/31/2023	8.37%
Promissory notes	1,860	02/22/2023	7.44%
Promissory notes	465	02/23/2023	7.44%
Promissory notes	281	01/20/2023	7.40%
Promissory notes	3,800	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	2,900	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	82	02/01/2023	10.40%
Unsecured bonds	5,000	09/07/2026	TIIE + 29 basis points
Unsecured bonds	4,600	03/30/2026	8.95%
Unsecured bonds	6,500	11/21/2028	8.08%
Unsecured bonds	3,000	01/09/2026	7.19%
Unsecured bonds	2,550	03/30/2026	8.95%
Unsecured bonds	2,790	03/26/2029	8.72%
Unsecured bonds	7,100	03/29/2027	TIIE + 7 basis points
Unsecured bonds	3,500	11/25/2025	TIIE + 5 basis points
	134,096
Transaction costs and accrued interest	817
Total issuances	134,913

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

Coupon payments on the 2016 AT1 Notes were due and payable only at our sole discretion and we had sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any interest payment date. In addition, interest due on the 2016 AT1 Notes was automatically canceled upon occurrence of certain capital events. Such canceled interest did not accumulate nor was due and payable at any time thereafter. The 2016 AT1 Notes had no fixed maturity or fixed redemption date, and bore interest at a rate equal to 8.5% per annum. Interest on the 2016 AT1 Notes was paid quarterly on January 20, April 20, July 20 and October 20 of each year, commencing on April 20, 2017.

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

The 2022 Notes

In November 2012, we issued senior notes in an aggregate principal amount of U.S.$1.0 billion under an indenture dated as of November 9, 2012, which we refer to as the 2022 notes. The 2022 notes were issued at an issue price of 98.183%. Interest was paid semi-annually on May 9 and November 9 of each year. The 2022 notes matured on November 9, 2022, bearing interests at a rate per annum equal to 4.125%.

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

Contractual Obligations

The table below presents our contractual obligations at December 31, 2022.

	Payment due by period
			More than 1 year		More than 3 years
			but less than 3		but less than		More than
	Less than 1 year		years		5 years		5 years		Total
	(Millions of pesos)
Demand deposits	Ps.	538,409	Ps.	—	Ps.	—	Ps.	—	Ps.	538,409
Time deposits		218,316		—		—		—		218,316
Bank and other loans(1)		165,623		9,047		3,394		1,925		179,989
Marketable debt securities(1)		65,723		37,759		22,350		9,081		134,913
Subordinated liabilities		366		—		—		39,018		39,384
Repurchase agreements		299,320		—		—		—		299,320
Short positions		28,762		—		—		—		28,762
Sundry creditors and other payables		57,079		—		—		—		57,079
Contractual interest payments(2)		47,011		2,998		1,595		2,262		53,866
Total	Ps.	1,420,609	Ps.	49,804	Ps.	27,339	Ps.	52,286	Ps.	1,550,038
(1)	Includes interest payments that are calculated by applying the interest rate in effect at December 31, 2022.
(2)	Calculated for demand deposits, time deposits, Bank and other loans, marketable debt securities and subordinated liabilities assuming a constant interest rate as of December 31, 2022 over time for all maturities.

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

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms.  Since substantial portions of these commitments are expected to expire without our granting of any loans, total commitment amounts do not necessarily represent our actual future cash requirements. These loan commitments totaled Ps.249,138 million, Ps.262,925 million and Ps.320,318 million, as of December 31, 2020, 2021 and 2022, respectively.

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

The following table presents our outstanding contingent loans and other off-balance sheet assets as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020		2021		2022
	(Millions of pesos)
Proprietary record accounts:
Credit commitments	Ps.	249,138	Ps.	262,925	Ps.	320,318
Assets in trust or mandate:
Trusts		203,223		192,625		190,185
Mandates(1)		996		1,025		3,002
Assets in custody or under administration(2)		1,730,422		1,812,966		1,751,075
Subtotal	Ps.	2,183,779	Ps.	2,269,541	Ps.	2,264,580
Collateral received		92,349		91,971		154,833
Collateral received and sold or pledged as guarantee(3)		9,508		67,450		93,143
Investment banking transaction on behalf of third parties (net)(4)		99,277		138,110		367,298
Subtotal		201,134		297,531		615,274
Total	Ps.	2,384,913	Ps.	2,567,072	Ps.	2,879,854

(1)	Assets received are managed under independent management trusts. Mandates include the declared value of the assets subject to mandate contracts entered into by us.
(2)	This item includes the activity of third-party assets and securities received in custody or to be managed by us.
(3)	Collateral received and sold or pledged as guarantee is composed of all collateral received in reverse repurchase agreements in which we are the buying party that in turn is sold by us as a selling party. This balance also includes the obligation of the borrower (or lender) to return to the lender (or borrower) the assets subject to the loan transaction carried out by us.
(4)	Cash and securities owned by customers and held in custody, pledged as collateral and managed by us.

C. Research and Development, Patents and Licenses, etc.

In México, ownership of trademarks can be acquired only through a validly approved registration with the IMPI, the agency responsible for registering trademarks and patents in México. After registration, the owner has exclusive use of the trademark in México for ten years. Trademarks registrations can be renewed indefinitely for additional ten-year periods, if the registrant proves that it has used such trademark within the last three years.

We have several trademarks, most of which are brand names of our products or services. All our material trademarks are registered or have been submitted to IMPI for registration by the Santander Group or us.

We or one of our affiliates owns the principal domain names used in our business, which include www.santander.com.mx. None of the information contained on our websites is incorporated by reference into, or forms part of, this Report.

We do not currently conduct any significant research and development activities.

D. Trend Information

The Mexican financial services sector is likely to remain competitive with many financial services providers and alternative distribution channels. Additionally, further consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future, and we expect they will increase the overall level of regulation in the sector.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the disclosed financial information not to be indicative of our future results or our financial condition:

●	uncertainties relating to the evolution of economic activity, monetary policy and financial markets in the U.S., all of which could have a high impact on the Mexican economy;
●	uncertainties relating to economic growth expectations and interest rate cycles in México and the rest of the world, and continued instability and volatility in the financial markets, and the impact they may have over the yield curve and exchange rates;
●	the resulting effect of changes in U.S. monetary policy and its effect on global financial markets and on local interest and exchange rates;
●	uncertainties relating to the future evolution of the COVID-19 pandemic, and other possible pandemics, and their impact on local and global economic activity;
●	possible changes in the behavioral patterns of the general population, including consumption, savings, and/or the use of digital financial services, among others, after the COVID-19 pandemic;
●	changes in the credit quality of our loan portfolio because of inorganic or organic growth;
●	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
●	increased competition that may lead to tightening of our margins;
●	inflationary pressures that may lead to increases in interest rates and decreases in growth;
●	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks; and
●	increased regulation, government intervention and new laws prompted by the global financial crisis which could change our industry and require us to modify our businesses or operations.

The Mexican economy continues to be significantly influenced by the U.S. economy, and therefore, any changes in U.S. economic conditions may impact the economy of México. In particular, movements of monetary policy in the U.S., the evolution of industrial production in the U.S., and any change to the United States’ trade and immigration policies with respect to México could negatively impact the Mexican economy and affect the volatility of its financial markets, interest rates and credit demand, thus having a material adverse effect on our financial condition and results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors

Our Board of Directors currently comprises of nine directors and eleven alternate directors. The directors and alternate directors are elected for one-year terms at our special series F or B shareholders’ meetings and may be reelected. Pursuant to Mexican law, members of our Board of Directors continue to be members of the Board despite the expiration of their term until new Board members are appointed and assumed office.

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

The following table sets forth information about the directors and alternate directors of our Board of Directors. Members of our Board of Directors serve for one-year terms from their date of election. Unless otherwise noted below, directors elected by our Series B and Series F shareholders were elected on October 24, 2022 at our special series F and B shareholders’ meetings. The business address of our directors is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, México.

Name	Position	Series	Director Since
Laura Renee Diez Barroso Azcárraga	Chairwoman (Independent)	Series F	2020
Felipe Francisco García Ascencio	Director	Series F	2022
César Augusto Montemayor Zambrano	Independent Director	Series F	2020
Héctor Blas Grisi Checa (1)	Director	Series F	2015
Magdalena Sofía Salarich Férnandez de Valderrama	Director	Series F	2019
Daniel Barriuso Rojo	Director	Series F	2022
Ángel Rivera Congosto	Director	Series F	2015
Juan Ignacio Gallardo Thurlow	Independent Alternate Director	Series F	2013
Didier Mena Campos	Alternate Director	Series F	2018
Ángel Alverde Losada	Independent Alternate Director	Series F	2022
Rodrigo Brand de Lara	Alternate Director	Series F	2018
Alberto Torrado Martínez	Independent Alternate Director	Series F	2009
Pablo Fernando Quesada Gómez	Alternate Director	Series F	2022
José Antonio Pérez Antón	Independent Alternate Director	Series F	2022
Antonio Purón Mier y Terán	Independent Director	Series B	2009
Guillermo Jorge Quiroz Abed	Independent Director	Series B	2018
María de Lourdes Melgar Palacios	Independent Director	Series B	2018
Bárbara Garza Laguera Gonda (2)	Independent Director	Series B	2019
Melanie Elizabeth Devlyn Gómez	Independent Alternate Director	Series B	2022
Rogelio Zambrano Lozano	Independent Alternate Director	Series B	2018
Guillermo Francisco Vogel Hinojosa	Independent Alternate Director	Series B	2016
Joaquín Vargas Guajardo	Independent Alternate Director	Series B	2009
(1)	Mr. Grisi resigned from the Board of Directors on December 31, 2022.
(2)	Ms. Garza resigned from the Board of Directors on January 25, 2023.

The Secretary of the Board of Directors is Fernando Borja Mujica, and the Alternate Secretary is Rocío Erika Bulhosen Aracil.

Set forth below are the biographies of the members of our Board of Directors.

Laura Renee Diez Barrozo Azcárraga is the Chairwoman of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. Since 2015, she has been the President of the Board of Directors of Grupo Aeroportuario del Pacifico (NYSE PAC), and is part of the Board of Directors of Telmex, the Roberto Garza Sada Center, Chapultepec Forest Trust and the San Idelfonso Museum, where she served as President of the Board of Trustees for 10 years. She is also the co-founder of LCA Capital, a family office dedicated to investing in public and private entities. In 2006, together with a group of investors, she acquired a controlling stake in the Grupo Aeroportuario del Pacifico (NYSE PAC), which operates 12 airports in México, including Guadalajara, Puerto Vallarta, Los Cabos and Tijuana, as well as Montego Bay in Jamaica. In 2002 she participated as a shareholder with Carlos Slim in a company whose objective was the rescue of the Historic Center of Mexico City. In 1979, she served as director of the magazine “TU”. In 1988 Laura founded Editorial Eres and in 1995, Editorial Eres merged with Editorial Televisa, resulting in the appointment of Laura as President of the Board and General Manager. In late 2000, Laura sold her stake in the company and became involved in various philanthropic work in México, including Pro Mujer, micro credits to women, El mexicanito, and the Museo San Idelfonso, among others. She is currently the president of the Gap Foundation, which aims to improve education, and currently works with 3 elementary and secondary schools. In addition, she was a member of the Board of Directors of Royal Caribbean International (NYSE RCCL) for 14 years and of Grupo Financiero Inbursa for 15 years.

Felipe Francisco García Ascencio is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He currently serves as Chief Executive Officer of Grupo Financiero Santander México and Banco Santander México. He also served as Deputy General Manager of Corporate & Investment Banking (Santander Corporate & Investment Banking -SCIB) since August 2021. He joined Banco Santander México in 2020 as Head of Banking & Corporate Finance México. Previously, he worked at Credit Suisse for 18 years, holding different positions as Head of Corporate & Sovereign Latam Coverage as part of the Global Markets Division from 2012 to 2020, Head of DCIM and Fixed Income Sales from 2007 to 2012 and Head of Debt Capital Markets for México & Andean Coutries from 2002 to 2007. He joined Goldman Sachs as Vice President of Debt Capital Markets - Emerging Markets in New York from 2000 to 2002. He held the position of Head of Latin America Research & Sales at IDEAglobal.com - Independent Economic Analysis from 1997 to 2000 and served as Advisor to the Director of Public Credit at the SHCP. He holds a master's degree in economics from the London School of Economics and Political Science (LSE) and a bachelor's degree in economics from the Instituto Tecnológico Autónomo de México (ITAM).

César A. Montemayor Zambrano is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is a private investor and entrepeneur. He worked at JP Morgan for 14 years in global investments in New York, and later managed his own company. In Monterrey, Nuevo León he founded InverCap Afore which he presided for more than 20 years. Today he is a shareholder, member of the board, founder and honorary president of InverCap. He was Chairman of COPARMEX, Nuevo León from 2015 to 2017, and he continues to serve as a member of the board. He serves as a member of the Board of Directors of the Escuela Superior de Música y Danza, Universidad de Monterrey, Museo MARCO y Universidad Tec Milenio. He is also a member of the Board and presides the Audit Committee of Tecnológico de Monterrey. He is one of the founders of Hagámoslo Bien, and presides the Comisión de Finanzas Públicas del Consejo Nuevo León. He holds a degree in chemical engineering and systems from Instituto Tecnológico y de Estudios Superiores de Monterrey and has a master’s degree in chemical engineering and business administration by Columbia University in New York where he obtained his degree of master in science.

Magdalena Sofía Salarich Fernández de Valderrama is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. In 1979 she started working as Head of the Internal Information department in Citroën (Hispania), on 1980 she was designated head of the Training-Information department in Citroën, in 1986 she was named Head of the Press and Public Relations department in Citroën Hispania and Director of Marketing in Citroën Hispania, in 1983 she was designated Deputy to the European Commercial Director in Citroën Automobiles charge that combined with the  Director of Marketing in Citroën Hispania until 1994, when she was named European Commercial Marketing Director in Citroën Automobiles, in 1996 she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director in Citroën Automobiles, in 2001 she was designated European Commercial Director and Commercial Marketing Director in Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She is currently the Senior Executive Vice-President of Banco Santander, S.A as well as Head of Santander Consumer Finance, Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001, Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

Daniel Barriuso Rojo is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He currently holds the position of Global Chief Information Security Officer at Banco Santander Parent since 2017, being responsible for Santander's global cybersecurity vision, strategy, roadmap and operations. Previously, he held the position of Chief Information Security Officer and Vice President of Digital Security and Risk at BP based in London. He also held leadership positions in cybersecurity and risk management at Credit Suisse and ABN AMRO. He has coordinated multiple cyber security initiatives in the financial services and oil & gas sectors. He was Chairman of the Oil & Gas Cybersecurity Network (OGCSN) and Chairman of the Investment Banking Information Security Group. He holds a degree in computer engineering from the Polytechnic University of Madrid and was awarded the Secure Computing Magazine Europe CISO of the Year award in 2015.

Ángel Rivera Congosto is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He currently serves as Head of Retail Europe at Banco Santander Matriz. From 2017 to 2020 he was Executive Vice President of Commercial Banking at Banco Santander México. He previously served as General Manager for the Commercial Banking Division and as a member of the Management Committee of Banco Santander Parent. He has served as a board member of Banco Santander Parent, Banco Santander Totta in Portugal, Banco Santander Uruguay, Banco Santander Perú and Banco Santander Internacional (United States of America). He began working at the Santander Parent Group in April 2013 as General Manager of the Business, Pymes and Institutions group within the Commercial Banking Division. Previously, he worked for Banco Popular for 24 years, where he worked in retail branches for 6 years and lead the Presidency Cabinet, the International Banking area, the Strategy and Corporate Development area, the Human Resources Rights division, the General Media directory and the Commercial Network groups. He also served as General Business Director of Banco Popular. He has a diploma in business and tourism activities from the Official School of Tourism of Spain, and has completed the senior business management program (PADE) at IESE (University of Navarra) and the development program in corporate finance at the Institute Madrid Company. He has also conducted various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. He has also been a member of the Board of Trustees of the College of Financial Studies (CUNEF), a member of the Board of Trustees of the Spanish Foundation for Banking in Financial Studies, a professor in the master of portfolio management and financial markets of the School of Finance of La Coruña and co-author of the books "Experts in People," "In Search of Commitment," and "31 Keys to Risk Management in Banking Entities". He has also published several articles in Spanish economic journals and newspapers.

Juan Ignacio Gallardo Thurlow is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is the Chairman of the board of directors of Grupo GEPP (Grupo de Embotelladoras de Pepsicola and its brands in México) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Consejo Mexicano de Hombres de Negocio, A.C. (CMHN) and the Consejo de Negocios de América Latina (CEAL). He is a General Coordinator on COECE (Coordinadora de Organismos Empresariales de Comercio Exterior for negotiations under the Free Trade Agreements of México). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

Didier Mena Campos is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is the Chairman of Santander Inclusion Financiera. He is the Vice-presidency of Administration and Finance since 2022 and the Chief Financial Officer from 2016. Before joining the Santander Group, Mr. Mena worked in several financial institutions as: (i) Execution Finance, a boutique investment bank, where he was partner from 2014 to 2016, (ii) Navix, a finance company focused on the Mexican energy sector, where he was Chief Executive Officer from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the group of financial institutions in Latin America between 2010 and 2012, (iv) during 2008 to 2010 was Chief Financial Officer of Financiera Independencia, (v) between 2001 and 2008 he worked at Credit Suisse in the investment banking and fixed income divisions and (vi) worked for Grupo Financiero BBVA Bancomer from 1994 to 2000, where he participated in strategic transactions such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that Aetna had in their joint venture in the pension fund, annuities, and  insurance business units. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received his master's degree in business administration from Boston University.

Ángel Alverde Losada is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He was Founding Partner and Chief Executive Officer of Alverde Tiendas S.A. de C.V. From 1994 to 1996 he served as Director of Operations and Advertising of Office Depot de México S.A. de C.V., he was also President of Office Depot de México S.A. de C.V. He has been actively involved in altruistic activities, focusing mainly on education, health and inclusion.  He has been a member of the Executive Board of several non-profit organizations, including Fundación Prepárate and Fundación Gigante, which seek to provide assistance in education, health and in the event of natural disasters. He has had an executive role in Olimpiadas Especiales, which is the largest sports program for people with intellectual disabilities in México. He holds a Bachelor's degree in business administration from Universidad Iberoamericana and a master's degree in management from the Kellogg Graduate School of Management.

Rodrigo Brand de Lara is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He has been the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer for Banco Santander México since 2016. From 2011 to 2016, he was Deputy General Director of Research, Public Affairs and Marketing. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP.  From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at the Mexican Ministry of Treasury (Secretaría de Hacienda y Crédito Público): Deputy General Director of Economic and Financial Analysis from 2003 to 2004, Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001, Subdirector of Internal Credit from 1999 to 2000.  From 1996 to 1999, he was an economist in México for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS.  Mr. Brand de Lara has a degree in economics from Instituto Tecnológico Autónomo de México.

Alberto Torrado Martínez is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is a member of the board of directors of the Mexican Stock Exchange, Fideicomiso ProBosque de Chapultepec and a member of the Mexican Business Counsel. He is founder and Chief Executive Officer of Alsea, S.A.B. de C.V. He has been President of the National Association of Fast Food and member of the National Chamber of the Restaurant Industry and Condimented Food. He is one of the founders of Torrquin, S.A. de C.V. (Domino’s franchise), and is its Chief Executive Officer. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Pablo Fernando Quesada Gómez is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He currently serves as Vice President Commercial Network Deputy General Manager of Corporate and Institutional Banking.  Since 1993, he has held the following positions at Grupo Financiero Santander México: Deputy General Manager of Private Banking from 2010 to 2012, Western Regional Executive Director of Corporate and Institutional Banking from 2008 to 2010, Executive Director of Corporate and Institutional Banking from

2006 to 2008, Regional Director from 1998 to 2006, Area Director of Corporate Banking from 1997 to 1998, Regional Commercial Director from 1995 to 1997, and Director of Corporate Banking from 1993 to 1995.  Mr. Quesada was also Deputy Director of Corporate Banking at Banco Mercantil Probursa (México) from 1989 to 1993 and Corporate Banking Account Executive at Banca Cremi (México) from 1984 to 1989. He holds a degree in business administration from Universidad del Valle de Atemajac, Guadalajara.

José Antonio Pérez Antón is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He joined Grupo ADO in 1996, as part of an Executive Development Program, and subsequently served as Chief Operating Officer and Operations Manager of the Northern Transportation Region. In 2004, he was appointed Deputy Chief Executive Officer of Grupo ADO and became a member of the executive committee of the board. In 2006, he was appointed Chief Executive Officer of Grupo ADO, a position he has held to date. He is a member of the National Board of Directors of CANAPAT, participates in the Mexican Business Council, is also a member of the Board of Directors of ASUR and recently joined the Board of MEEP in Spain. He holds a degree in industrial engineering from Universidad Anáhuac and holds a master's degree in intermodal transportation from the University of Denver. Additionally, he has studies at IPADE, such as the AD2 and ADIT programs, and participated in the social formation course of the USEM (CUFOSO).

Antonio Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners “coaching” program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Guillermo Jorge Quiroz Abed is a member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department in Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Santander Financial Group. He began his professional career as Director of Finance at Grupo Condumex, from 1978 to 1992, and later held the same role at AeroMéxico, Mexicana de Aviación and Cintra until 1997. He was a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in actuary from the Anahuac University and from the National Autonomous University of México (UNAM) and a master's in business administration from the IPADE.

María de Lourdes Melgar Palacios is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. She is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her work in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican

Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in international relations and comparative literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Melanie Elizabeth Devlyn Gómez is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. She has always performed within the framework of Opticas Devlyn, a family business, occupying various roles until being appointed Chairman of the Board of Directors in 2015 and Chief Executive Officer in 2019. She is a former president and current member of the board of Grupo ACE (Asociación de Comerciantes Especializados de México). She is also a member of the CitiBanamex Advisory Board, the Forbes Women Advisory Board, the Advisory Board of the School of Economics and Business of the Universidad Anáhuac, the Board of CIMAD (Research Center for Women in Senior Management) and the CONALEP CDMX Linkage Board. She is a member of Women Corporate Directors, World Organization of Women Directors. She has been on the lists of the 100 Most Influential Women in Business in México according to Forbes since 2016 and Expansión since 2020. She has been a panelist at the Women's Forum México and the Transition Family Business Conference, EY’s Strategic Growth Forum, Foro Mujeres Poderosas Forbes, Foro Expansión, among others. She has also served as President of the Devlyn Family Council from 2009 to 2019. She holds degrees in business administration from Universidad Anáhuac and the senior management program at IPADE Business School.

Rogelio Zambrano Lozano is an alternate member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. Since 1977, he has occupied different positions in CEMEX, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the board of directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey. Among others. Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration (1980) from Wharton Business School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO). Previously, he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the board of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral, the Consejo Internacional and of the Manhattan School of Music. In 1987 he held the Executive Vice presidency and Chief Executive Officer of TAMSA. In June 1997 he was promoted as vice president of the board of directors. Since 2002 he has been Director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as a CFO. He holds a degree in business administration from the Universidad Nacional Autónoma de México (UNAM) and a master's in business administration from the University of Texas in Austin.

Joaquín Vargas Guajardo is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander México and Casa de Bolsa Santander. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously president of the board of directors of Grupo MVS Comunicaciones, the Cámara Nacional de la Industria de Radio y Televisión and the Asociación de Directores de Cadenas de Restaurantes. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Executive Officers

Our executive officers are responsible for the management and representation of the Bank. The following table presents the names and positions of our executive officers as of December 31, 2022. The business address of our officers is Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Mexico City, México. Certain of our executive officers are also members of the Board of Directors and of the boards of directors of our subsidiaries.

Executive Officers	Position	Gender*	Year of appointment
			to position
Felipe Francisco García Ascencio	Chief Executive Officer	Male	2022
Didier Mena Campos	Vice President of Administration and Finance	Male	2022
Pablo Fernando Quesada Gómez	Vice President of Retail and Banking of Companies and Institutions	Male	2022
Fernando Borja Mujica	Deputy General Legal	Male	2014
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management	Male	2010
Ricardo Alonso Férnandez	Deputy General Director of Risks	Male	2018
Rodrigo Brand de Lara	Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer	Male	2011
Silvina Criado	Chief Financial Officer	Female	2022
Juan Villafuerte Torres	Head of Retail and Banking	Male	2021
Alejandro Capote Garza	Deputy General Director of Corporate and Investment Banking	Male	2022
Alejandro Diego Cecchi González	Deputy General Director of Management and Business Strategy	Male	2017
Oziel Sandoval Macías	Executive Director of Corporate Resources and Recoveries	Male	2022
Matías Nuñez Castro	Deputy General Director of Digital Banking and Innovation	Male	2022
Daniel Concepción Pérez	Deputy Head of Technology	Male	2020
Ana Felisa López Escobar	Executive Director Human Resources	Female	2022
Oscar Hernando Moliner	Executive Director of Operations and Processes	Male	2021
Pablo Agote Alique	Chief Audit Executive	Male	2022
Norma Angélica Castro Reyes	Executive Director Financial Inclusion	Female	2016

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

Emilio de Eusebio Saiz has been Deputy General Manager of Management Intervention and Control at Banco Santander México since 2010. He began his career in the Human Resources Department of the Santander Group, where he worked from 1989 to 1990. He worked in the Financial Division of Santander Group from 1990 to 1992 and in the General Intervention and Control Administration division at Santander Group from 1992 to 2008. He became Deputy General Director of Intervention and Control at Grupo Financiero Santander México in December 2010 after having served as Director of Corporate Administration Control of Expenses in Grupo Financiero Santander México between March 2008 and November 2010. He has a degree in economics from the Complutense University of Madrid and a master's in business administration from the Instituto de Empresas de Madrid.

Ricardo Alonso Fernández was appointed Deputy General Manager of Risk (CRO) in June 2018. During his 25 years of experience at Santander Group, he has worked in the following positions: Risk Analysis Team from 1994 to 1996,Global Account Officer and Executive Director in the Wholesale Banking Division from 1996 to 2005, Managing Director in the Global Transaction area from 2005 to 2007, Director of the Institutional Banking area, in the Commercial Banking division of Spain from 2007 to 2011, Risk Director of Spain, Risk Division from 2011 to 2013, Chief Risk Officer (CRO) of the Recoveries and Asset Restructuring Division of Spain, from 2013 to 2015, Global Head of Collections and Recoveries starting in 2015 and Global Deputy Chief Credit Officer, both in the Risk Division until 2017. Mr. Alonso Fernández has a degree in law and economics from the University of Deusto (Bilbao) and a degree in political science from the National University of Distance Education University (Madrid).

Silvina Criado has been Chief Financial Officer since December 2022. Silvina joined Banco Santander México in 2013 as deputy director responsible for capital measurement using internal models. A year later, she was transferred to the Capital Measurement Department, and in 2016, she became the Executive Director of Capital within the Finance DGA, where he played a key role in managing the Bank's capital and profitability. Ms. Criado holds an actuary degree in economics from the University of Buenos Aires in Argentina.

Juan Villafuerte Torres has been the Head of Retail and Banking of Banco Santander México since May 2021. He has more than 34 years of experience in Santander, beginning his career within the branch structure as Cashier, Assistant Manager and finally as Branch Manager. Subsequently, he held the positions of Area Subdirector, Subdirector of Individuals and SMEs, Consumer Credit and Credit Cards and Commercial Director of Credit Cards, Director of Individuals and Executive Director for Network Coordination. Mr. Villafuerte has also served in the roles Executive Director for the Northwest Region and Executive Director of Business Strategy. He has a degree in finance and banking from Universidad del Valle de México, he has a second bachelor's degree in administration from DGAIR SEP, as well as certifications in strategic planning from the UAM, management training by IPADE and training in talent management by ITESM.

Alejandro Capote Garza was appointed Deputy General Director of Corporate and Investment Banking (Santander Corporate & Investment Banking –SCIB) in July 2022. Mr. Capote joined Santander CIB in 2021 as Executive Director of Banking & Corporate Finance México and has a track record of 22 years of experience in Investment Banking. Prior to joining the Santander Group, Mr. Capote collaborated with various international financial institutions such as UBS and Credit Suisse, holding various positions in México and the United States. Alejandro's most recent collaboration was as head of Lazard in México. He has a degree in industrial and systems engineering from the Tecnológico de Monterrey and a master's in business administration from the Kellogg School of Management.

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

Oziel Sandoval Macías has been the Executive Director of Corporate Resources and Recoveries since November 2022. He began his professional career at Banco Santander México in 1993 as a Risk Analyst and later became Branch Director, Director of the Individual and SME Banking Zone, as well as SME Commercial Director. He has a degree in financial administration from Universidad Autónoma de Aguascalientes.

Matías Núñez Castro has been Deputy General Director of Digital, Innovation and Remote Channels since July 2022. He has more than 25 years of experience in the Santander Group collaborating in different geographies and businesses. He has worked in various front-end roles with clients in his early years, then in the business transformation of companies and SMEs, leading the SME segment in Argentina, Spain and México and was responsible for the means of payment business and the acquiring business. He has a degree in business administration from the University of Buenos Aires and certifications from EGADE, Strategic Finance in Banking from Wharton, Project Management from ITBA, the PDD Executive Program at IAE and Microfinance at Boulder Institute, among others.

Daniel Concepción Pérez is Deputy Head of Technology since April 2020. He began his professional career in the Santander Group at Produban Madrid in 2005 as IT Manager, later, he was promoted to IT Director and in 2015, he joined Banco Santander Spain as Global Head of Platform Engineering. In 2016, he collaborated with Banco Santander in Boston as Head of IT Engineering and in 2019, he joined Banco Santander México as CIO within the Finance DGA, where he played a key role in managing the Bank's capital and profitability. He completed his studies in Computer Science at the University of Las Palmas in Gran Canaria, and he has a master's in business administration from Alfonso X El Sabio University.

Ana Felisa López Escobar is Executive Director of Human Resources since July 2022. She joined Banco Santander México as head of Talent Attraction and Development in 2018 and has an extensive career of more than 25 years in various roles within the human resources departments of different multinational companies in the non-financial sector, including in connection with talent attraction, development, diversity and inclusion activities, among others. She completed her studies in business administration at CESA University in Bogotá and has a master's degree in international management from Capilano University in Vancouver.

Oscar Hernando Moliner has been Executive Director of Operations and Processes since November 2021. He began his professional career within Santander Spain, holding positions such as Risk Analyst and Internal Auditor. He has also managed national and international audits in the United Kingdom, USA, Brazil, Argentina, Uruguay, Germany, Italy, Poland, the Czech Republic and Russia. Since 2012, he joined Banco Santander México team as Director of Audit for Credit Risks, covering the regions of México, Colombia and Panama. Later, he was appointed Executive Director for Non-Financial Risks and Internal Control. He has a degree in business management and administration from the Zaragoza University in Spain specializing in fnance and statistics and a master's degree in auditing and public accounting from the same university.

Pablo Agote Alique has been Chief Audit Executive since December 2022. He has a 26-year career at the Santander Group, where he began his career as an internal auditor in Brazil, Chile , Germany, México, Portugal, Switzerland, the United Kingdom, the United States and Venezuela. In 2009 he became a chief audit executive at Banco Santander Río (Argentina), and in 2012, he continued his career as chief audit executive at Santander Consumer in Germany. In 2017, he collaborated as chief audit executive of Banco Popular, an entity acquired that same year by the Santander Group, and in 2019, he became the Director of Internal Control for Banco Santander Spain. He has a degree in economic and business Sciences from the Complutense University of Madrid.

Norma Angélica Castro Reyes has been Executive Director of Financial Inclusion since September 2016. She has 30 years of experience in the financial sector, covering areas such as regulation, risks, business development and growth, and financial inclusion. She has also collaborated with other financial institutions such as INVEX, NAVIX AND FINSOL. She has a degree in public accounting from La Salle University.

B.  Compensation

The Bank considers as key management personnel the directors, the executive officers and the members of our audit committee, the corporate practices, nominating and compensation committee, the comprehensive risk management committee and the remuneration committee.

Our shareholders establish the compensation of our directors at the annual shareholders’ meeting. The aggregate amount of compensation and benefits to our executive officers during fiscal year 2022 was Ps.504 million. For the same period, the independent directors who were members of the Audit Committee, the Corporate Practices, the Nominating and Compensation Committee, the Comprehensive Risk Management Committee, the Remuneration Committee and our Board of Directors during fiscal year 2022 as listed in the table in Section A of this Item 6 received an aggregate compensation of Ps.37 million. Only independent directors receive compensation for their duties.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to our executive officers amounted to Ps.572 million as of December 31, 2022.

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

During 2021 and 2022, the Bank recognized Ps.4.5 million and Ps.2.1 million, respectively, in the consolidated income statement with respect to this plan.

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

In 2021 and 2022, the Bank recognized in the consolidated income statement an amount of Ps.448 million and Ps.862.3 million, respectively, for the bonus of the beneficiaries.

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

The period during which the members of our Board of Directors have served in their offices is shown in the table under Section A of this Item 6. Each of the members of the Board of Directors listed in the table under Section A of this Item 6 were elected at our special shareholders’ meetings Series F and B, held on April 29, 2022 and October 24, 2022 for a period of one year.

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

The current members of our Audit Committee are:

Name	Position	Status
Guillermo Quiroz Abed	President of the Audit Committee and Independent Director*	Independent*
Antonio Purón Mier y Terán	Independent Director*	Independent*
Ma. Lourdes Melgar Palacios	Independent Director*	Independent*

*	As determined in accordance with Article 25 of the Mexican Securities Market Law, our bylaws and the NYSE rules applicable to foreign private issuers.

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

Corporate Practices, Nominating and Compensation Committee

The primary functions of our Corporate Practices, Nominating and Compensation Committee (Comité de Prácticas Societarias, Nominaciones y Compensaciones) are to call shareholder meetings, to aid the Board of Directors in the preparation of reports to be presented at shareholder meetings and to propose and provide advice to the Board of Directors on the following subjects:

●	Policies and guidelines for the use or enjoyment of the assets that make up the Company's property and acts with related parties;
●	Compliance of the Company with the established corporate practices, and the applicable laws and regulations;
●	Unusual or non-recurring transactions;
●	Organization and strategic succession of Human Resources;
●	Waivers to directors, executive officers or other persons to take advantage of our business opportunities for themselves or on behalf of third parties;
●	The correct management, conduct and execution of the strategies of the Group and its Financial Entities;
●	The establishment of the elaboration of reports that are presented to the Shareholders' Meeting;
●	The establishment of Policies that promote that the Company's actions take place within the legal framework, and have adequate legal defense;
●	Compensation of members of the Board and Committees;
●	Appointment, and dismissal of the Chief Executive Officer;
●	Policies of appointment and contribution of the relevant Directors;
●	Policies that set limits on the authority of the Chief Executive Officer and executive officers;
●	A report to the Board of Directors, based on reports of the activities of the Chief Executive Officer and the internal committees;
●	Appropriate legal actions against our officers who do not comply with the principles of loyalty and diligence.
●	Organization of human resources;
●	Policies to promote activities in compliance with the relevant legal framework and access to adequate legal defense;
●	Proposed compensation to directors and members of committees;

●	Compliance of established corporate practices and compliance with all applicable laws or regulations;
●	The internal criteria and procedures to be followed to determine the composition of the Board of Directors and select those people who intend to serve as directors;
●	The internal criteria and procedures for the selection and continuous evaluation of the CEO, Senior Executive Vice President or similar key officials and other employees responsible for internal control functions or who occupy key positions for the daily conduct of banking activity and who report on your nomination and removal from office and your ongoing evaluation;
●	An evaluation process of the Board and its Directors annually; and
●	Compliance with the corporate practices established in all applicable Laws or regulations aligned with the Government.

The current members of our Corporate Practices, Nominating and Compensation Committee are:

Members	Position
Antonio Purón Mier y Terán	Independent Director and President
Guillermo Jorge Quiroz Abed	Independent Director
Ángel Alverde Losada	Independent Director
Alberto Torrado Martínez	Independent Director

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

The current members of our Comprehensive Risk Management Committee are:

Members	Position
César Augusto Montemayor Zambrano	Independent Director and President of the Comprehensive Risk Management Committee

Felipe Francisco García Ascensio	Chief Executive Officer
Alberto Torrado Martínez	Independent Director
Joaquín Vargas Guajardo	Independent Director
María de Lourdes Melgar Palacios	Independent Director
Ricardo Alonso Fernández	Deputy General Director of Risk
Didier Mena Campos*	Chief Financial Officer
Fernando Borja Mujica*	Deputy General Legal and Compliance Director
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Pablo Agote Alique*	Chief Audit Executive
*	No voting rights.

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

The current members of our Remuneration Committee are:

Name	Position

Antonio Purón Mier y Terán	Independent Director
Guillermo Jorge Quiroz Abed	Independent Director
Ángel Alverde Losada	Independent Director
Ana Felisa López Escobar	Director of Human Resources
Emilio de Eusebio Saiz	Deputy General Director of Intervention and Control Management
Pablo Agote Alique*	Chief Audit Executive
Ricardo Alonso Fernández	Deputy General Director of Risk
*	No voting rights.

The Secretary of the Remuneration Committee is Fernando Borja Mujica, and the Assistant Secretary is Rocío Erika Bulhosen Aracil.

The members of the Remuneration Committee shall be members of the Board of Directors, and they remain in office until they are removed or resign.

D.  Employees

As of December 31, 2022, we had 25,990 employees, an approximately 2.8% increase since December 31, 2021. We classify our employees as executives, professionals and administrative employees. Executives include the top management. Professionals are middle-management personnel. The remainder of the employees are administrative employees.

We have traditionally enjoyed good relations with our employees and their union. Of the total number of our employees, 8,049 or 31.0%, were members of the Banco Santander México labor union, which is affiliated with the National Federation of Bank Unions (Federación Nacional de Sindicatos Bancarios), as of December 31, 2022. We negotiate salaries with our union on an annual basis and benefits every two years, as required under Mexican law. In 2022 the collective bargaining agreement relating to salaries and benefits was renewed (benefits are reviewed every 2 years). The terms of employment are generally the same for unionized and non-unionized employees. As of December 31, 2022, the Bank had 667 temporary employees, which represented 2.6% of our total employees.

The following chart summarizes the number and type of our employees as of December 31, 2020, 2021 and 2022.

	As of December 31,
Employees	2020	2021	2022
Executives	118	116	117
Professionals	8,570	9,076	9,712
Administrative	12,495	16,084	16,161
Total	21,183	25,276	25,990

With the goal of mitigating and controlling the potential spread of COVID-19 pandemic, the Bank established guidelines and strategies to prevent and reduce transmission among employees, provide a safe return to the office and allow labor activities to continue, including the following:

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

E.  Share Ownership

As of December 31, 2022, none of our directors, executive officers and members of our management committees named in Section A and Section B of this Item 6 beneficially owned any shares (including ADSs) of Banco Santander México.

For a description of our equity compensation plan, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of the date of this Report, our holding company, Grupo Financiero Santander México, directly owns approximately 74.96% of our total capital stock. Banco Santander Parent owns 99.99% of the capital stock of Grupo Financiero Santander México. Banco Santander Parent also directly owns 21.19%, and as a result is our controlling shareholder with a total aggregate ownership of 96.15% of our share capital. The Santander Group, through its standalone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2022, based on publicly available annual reports. The Santander Group had a gross margin of €52,117 million, CET1 fully loaded capital ratio of 12.04% and a market capitalization of €47,066 million as of December 31, 2022, and net income attributable to shareholders of €9,605 million in 2022. As of December 31, 2022, the Santander Group had 9,019 branches and a presence in 10 core markets. As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

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

According to our depository bank, as of the date of this annual report, we had one holder registered in México in addition to Citibank, N.A. as depositary of the ADRs evidencing ADSs. As of December 31, 2022 there were a total of 36 ADR holders of record and as of February 27, 2023 there were 149,375,733 ADRs outstanding, representing 746,878,665 Series B shares or 22.5% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Significant Changes in Percentage Ownership of Principal Shareholders

On March 26, 2021, Banco Santander Parent launched the Tender Offer for all of our issued and outstanding Series B Shares. Beginning in March 2021, Banco Santander Parent announced a mandatory delisting tender offer in order to repurchase the outstanding shares of the Bank that it did not own (8.3%). On June 8, 2021, Banco Santander Parent changed the terms of the tender offer to be a voluntary tender offer, instead of a mandatory delisting tender offer. On November 3, 2021, Banco Santander Parent announced an exchange offer for the outstanding shares of the Bank at a price of Ps.26.50 for each share of the Bank and the equivalent in US dollars of Ps.132.50 for each outstanding American Depositary Share (ADS). Consequently, Banco Santander Parent increased its participation in the Bank to 96.15% from 91.64%.

On June 15, 2020, Santander Global Facilities, as vendor, and Gesban México Servicios Administrativos Globales, S.A. de C.V., as purchaser, signed the Purchase Agreements, by which the former transferred to the latter ownership of the shares it held in Banco Santander México.

In addition, in October 2022, Banco Santander Parent announced that it intends to make concurrent cash tender offers in México and the United States to acquire all of the issued and outstanding Series B shares, subject to receipt of regulatory approvals. In November 2022, our shareholders approved the deregistration of our shares from the Mexican National Securities Registry and the delisting of the ADSs from the NYSE, subject to completion of the tender offers. The offers commenced on February 7, 2023 and will expire on March 8, 2023 (date that may be extended in case such term is increased), except that such term is extended in accordance with the applicable law.

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

As of December 31, 2022, our loans granted to related parties per Article 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law totaled Ps.88,950 million (U.S.$4,559 million), respectively, which included loans granted to our subsidiaries Santander Consumo and Santander Inclusión Financiera for Ps.69,785 million (U.S.$3,577 million) and Ps.485 million (U.S.$25 million), respectively, which were eliminated from the balance sheet on consolidation. These loans with related parties were approved by the Board of Directors. According to Mexican Banking Law, loans with subsidiaries that form part of our financial group are not considered to be related party transactions and therefore do not count against the 35% of Tier 1 Capital limit. Pursuant to the methodology to classify the loan portfolio set forth under the loan classification and rating rules, all of the loans granted to related parties have a credit quality of A1. Our loans to related parties are made on terms and conditions comparable to other loans of like quality and risk.

Additionally, pursuant to the Mexican Banking Law, no loans may be made to any bank officers or employees, except in connection with certain employment benefits. As permitted by the Mexican Banking Law, we currently provide loans to our employees at favorable rates.

Loans to Our Directors and Executive Officers

We have granted loans to our directors (excluding directors who are also executive officers) of Ps.1.7 million, Ps.16.5 million and Ps.12 million as of December 31, 2020, 2021 and 2022, respectively. None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” section. All loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, we have granted loans to our executive officers (including directors who are also executive officers) of Ps.124 million, Ps.165 million and Ps.197 as of December 31, 2020, 2021 and 2022, respectively.  None of these loans is disclosed as non-accrual, past due, restructured or potential problems in the “Item 4.  Information on the Company—B. Business Overview—Selected Statistical Information” section. As of December 31, 2020, 2021 and 2022, 92%, 90% and 95% of the total amount of these loans, respectively, were made pursuant to an employee benefit plan that makes standardized loans available to all of our employees without preferential terms or conditions for any of the executive officers, as permitted by the Mexican Banking Law. The rest of these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander México, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

The material terms that differentiate these loans to unnamed members of our senior management listed below from those made in the ordinary course of business in transactions with unrelated persons are the following:

●	The applicable interest rate for each of these loans is the 28-day Mexican benchmark interbank money market rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE) capped at 7%, which is less than the interest rate that would be charged to unrelated persons. The average TIIE rate from January to December 2022 was 7.88%.
●	We do not charge any commissions for these loans, whereas we would normally charge commissions on loans made to unrelated persons.

	As of December 31, 2022
Nature of loan and transaction	Mortgage (1)				Credit lines (2)
in which incurred	Largest amount		Amount		Largest amount		Amount		Total amount
	outstanding (3)		outstanding		outstanding (3)		outstanding		outstanding
	(Millions of pesos)
Officer 1	Ps.	20.00	Ps.	18.98	Ps.	—	Ps.	—	Ps.	18.98
Officer 2		25.00		24.28		—		—		24.28
Officer 3		18.00		17.06		—		—		17.06
Officer 4		—		—		1.50		1.28		1.28
Officer 5		10.00		9.19		1.50		1.25		10.44
Officer 6		18.60		17.86		—		—		17.86
Officer 7		14.72		11.14		1.50		1.18		12.32
Officer 8		10.00		9.69		1.50		0.86		10.56
Officer 9		8.00		7.73		—		—		7.73
Officer 10		17.71		16.40		—		—		16.40
Officer 11		4.47		4.08		—		—		4.08
Officer 12		12.00		11.96		—		—		11.96
Officer 13		—		—		1.20		1.16		1.16
Officer 14		7.25		6.65		1.70		1.39		8.03
Officer 15		11.50		6.20		0.20		0.18		6.37
Officer 16		—		—		0.75		0.35		0.35
Total	Ps.	177.25	Ps.	161.21	Ps.	9.85	Ps.	7.64	Ps.	168.86

(1)	Under our employee benefit plan, each officer can be granted up to a maximum of three mortgage loans. The amount outstanding column includes all the loans outstanding as of December 31, 2022.
(2)	Under our employee benefit plan, each officer can be granted up to a maximum of two credit lines (these are consumer loans without guarantees). The amount outstanding column includes all the loans outstanding as of December 31, 2022.
(3)	The largest outstanding amount is equal to the aggregate initial amounts of all loans.

Affiliate Transactions

From time to time, we enter into agreements, including service agreements, with Banco Santander Parent, our subsidiaries and affiliates such as SAM Asset Management, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión (formerly Gestión Santander), Santander Tecnología, Gesban México Servicios Administrativos Globales, S.A. de C.V., Santander Global Property, S.A. de C.V., Santander Global Facilities, S.A. de C.V., Geoban, S.A., Santander Capital Structuring, S.A. de C.V., Zurich Santander Seguros México, S.A. and Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.

We have entered into service agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. We believe that these transactions with our affiliates have been made on terms that are not less favorable to us than those that could be obtained from unrelated third parties.

We have agreements with the following service providers, which are also affiliates of the Santander Group:

●	Santander Global Technology, S.L.;
●	Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.), for the provision of IT services such as data processing, administration of IT services, project development, consulting, software quality management and project development support;
●	Santander Capital Structuring, S.A. de C.V. for a commercial loan portfolio granted and its related fee commissions;
●	Gesban México Servicios Administrativos Globales, S.A. de C.V., or Gesban, for the provision of accounting services, fiscal management, budget control, support services and inspections and audits;
●	Santander Global Operations, S.A. (formerly, Geoban, S.A.), for the provision of operational and back-office retail services, such as the execution of management tasks related to fundraising and loan products; and
●	Santander Global Facilities, S.A. de C.V., or SGF, for the leasing of space and positions for our contact center operators.

The following table sets forth our assets and liabilities held in connection with related parties as of December 31, 2020, 2021 and 2022:

	As of
	December 31, 2020		December 31, 2021		December 31, 2022
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
ASSETS
Financial assets held for trading -
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	109,651	—	79,660	—	99,291	—
Banco Santander – Chile	—	154	—	654	—	372
Other	—	—	—	—	—	—
Other financial assets at fair value through profit or loss -
Loans and advances to credit institutions –
Of which -
Banco Santander, S.A. (Spain)	—	—	—	—	—	—
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.,.	—	1,458	—	—	—	508
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	26,415	—	5,147	—	5,845	—
Banco Santander (Brasil) S.A.						907
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	2,337	—	—	—	224

	As of
	December 31, 2020		December 31, 2021		December 31, 2022
	Ultimate Parent	Other Related	Ultimate Parent	Other Related	Ultimate Parent	Other Related
	Company	Party	Company	Party	Company	Party
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	882	—	908	—	—
SMPS Merchant Platform Solutions México S.A. de C.V.						84
Key management personnel *	—	5,507	—	4,178	—	4,351
Other Intangible assets -
Of which -
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	701	—	469	—	143
Santander Back-Offices Globales Mayoristas, S.A.	—	78	—	4	—	9
Santander Brasil Tecnología, S.A (formerly Isban Brasil, S.A.)	—	11	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	—	—	36	—	112
Other	—	—	—	8	—	10
OTHER ASSETS
Of which -
Banco Santander, S.A.	—	—	8	—	—	—
Santander Digital Assets, SL		—	—	—	—	—
Zurich Santander Seguros México, S.A.	—	1,285	—	1,177	—	1,239
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	310	—	268	—	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	171	—	184	—	190
SMPS Merchant Platform Solutions México S.A. de C.V.	—	—	—	42	—	15
Other	—	94	—	30	—	19

LIABILITIES AND EQUITY
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	111,873	—	64,582	—	83,133	—
Banco Santander International	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other financial liabilities at fair value through profit or loss-
Of which -
Customer deposits - Repurchase agreements
Casa de Bolsa Santander, S.A. de C.V.	—	4,065	—	2,773	—	3,214
Other	—	53	—	—	—	4
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	1,447	—	15,535	—	16,896	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	394	—	7	—	6
Santander Bank, National Association	—	63	—	—	—	—
Banco Santander (Brazil)	—	107	—	82	—	—
Other	—	16	—	—	—	—
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	28,481	—	43,693	—	32,960	—
Grupo Financiero Santander México, S.A. de C.V.	—	—	—	—	—	—
Customer deposits -
Of which -
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	99	—	148	—	174
Grupo Financiero Santander México, S.A. de C.V.	—	55	—	—	—	—
Decarome, S.A.P.I. de C.V.	—	—	—	70	—	57
Santander Global Facilities, S.A. de C.V.	—	1,475	—	1,780	—	1,819
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	26	—	110	—	193
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	323	—	517	—	112
SMPS Merchant Platform Solutions México S.A. de C.V.						887
Santander Capital Structuring	—	632	—	238	—	223
Mercadotecnia, Ideas y Tecnología, S.A. de C.V.						92
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	—	—	56	—	47
Other (*)	—	6,187	—	5,383	—	2,630
Marketable Debt Securities -
Of which -
Banco Santander, S.A. (Spain)	978	—	1,011	—	—	—
Other	—	73	—	27	—	25
Other financial liabilities -
Banco Santander, S.A. (Spain)	717	—	1,924	—	1,642	—
Casa de Bolsa Santander, S.A. de C.V.	—	39	—	—	—	—
Santander Investment Securities Inc.	—	—	—	—	—	—
Santander Global Facilities, S.A. de C.V.	—	542	—	335	—	—
Other	—	46	—	13	—	6
OTHER LIABILITIES
Banco S3 México, S.A., Institución de Banca Múltiple	—	1	—	—	—	—
Santander Back-offices Globales Mayorista, S.A.	—	13	—	35	—	80
Banco Santander (Brazil)	—	—	—	77	—	69
Santander Global Facilities, S.A. de C.V.	—	—	—	18	—	368
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	1,185	—	972	—	1,130
Other	—	82	—	50	—	114
(1)	Does not include loans to our directors or executive officers, which are described separately in “—Loans to Related Parties—Loans to Our Directors and Executive Officers” above.

(*)	As of December 31, 2021 and 2022, includes Ps.5,093 million and Ps.2,267 million, respectively, related to key management personnel transactions.

The following table set forth our income and expense from related parties for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020				2021				2022
	Ultimate Parent		Other Related		Ultimate Parent		Other Related		Ultimate Parent		Other Related
	Company		Party		Company		Party		Company		Party
	(Millions of pesos)
INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	Ps.	1	Ps.	—	Ps.	2	Ps.	—	Ps.	2	Ps.	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		84		—		19		—		—
Banco Santander (Brasil) S.A.												—
Casa de Bolsa Santander, S.A. de C.V.		—		41		—		21		—		22
Santander Capital Structuring, S.A. de C.V.		—		176		—		123		—		58
Other		—		2		—		—		—		10
Interest expenses and similar charges -
Of which -
Banco Santander, S.A. (Spain)		1,310		—		1,230		—		1,516		—
Casa de Bolsa Santander, S.A. de C.V.		—		304		—		146		—		212
Banco Santander International SA		—		—		—		26		—		—
Santander Capital Structuring, S.A. de C.V.		—		—		—		6		—		—
Santander Global Technology, S.L.		—		—		—		3		—		—
Operadora de Carteras Gamma, S.A.P.I. de C.V.		—		—		—		3		—		10
Banco S3 México, S.A., Institución de Banca Múltiple		—		41		—		21		—		25
Santander Global Facilities, S.A. de C.V.		—		52		—		70		—		113
Other		—		30		—		10		—		54
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)		8		—		—		—		—		—
Banco S3 México, S.A., Institución de Banca Múltiple		—		—		—		24		—		18
Casa de Bolsa Santander, S.A. de C.V.		—		55		—		142		—		180
Zurich Santander Seguros México, S.A.		—		4,031		—		4,284		—		4,612
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		1,608		—		1,742		—		1,895
Other		—		25		—		1		—		10
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)		2		—		2		—		2		—
Santander Global Facilities, S.A. de C.V.		—		135		—		55		—		—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.		—		110		—		—		—		—
Casa de Bolsa Santander, S.A. de C.V.		—		34		—		43		—		57
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión		—		17		—		18		—		21
Other		—		—		—		1		—		7
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)		(24,086)		—		18,441		—		8,610		—
Banco Santander – Chile		—		(26)		—		494		—		(274)
Banco Santander International, S.A.		—		—		—		(4)		—		(2)
Other		—		(20)		—		—		—		—
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.		—		20		—		7		—		—
SMPS Merchant Platform Solutions México S.A. de C.V.		—		—		—		42		—		105
Banco S3 México, S.A., Institución de Banca Múltiple		—		—		—		13		—		17
Santander Digital Assets, S.L.		—		22		—		—		—		—
Casa de Bolsa Santander, S.A. de C.V.		—		55		—		56		—		—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)		—		79		—		71		—		78
Other		—		37		—		7		—		12

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)		464		—		524		—		476		—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)		—		2,875		—		3,328		—		3,307
Santander Global Facilities, S.A. de C.V.		—		446		—		470		—		369
Gesban México Servicios Administrativos Globales, S.A. de C.V.		—		55		—		58		—		54
Santander Back-offices Globales Mayorista, S.A.		—		71		—		101		—		109
Universia México, S.A. de C.V.		—		—		—		—		—		—
Santander Global Technology Chile Limitada		—		—		—		5		—		—
Geoban, S.A.		—		—		—				—
Aquanima México, S. de R.L. de C.V.		—		74		—		72		—		77
Santander Global Facilities, S-L		—		—		—		23		—		31
Other		—		143		—		14		—		87

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

We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of December 31, 2022, we have recognized Ps.3,009 million (U.S.$154 million) as provisions for these legal actions (including tax-related litigation). See Note 24.e to our financial statements included elsewhere in this Report.

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

Garza Sada

During 2012 the daughters of Mr. Roberto Garza Sada, María del Carmen, Gabriela and Viviana Garza Delgado (Mrs. Garza Delgado), filed a lawsuit against Banco Santander México, Banco Santander Parent and others (the defendants) arguing that the defendants acted negligently as trustee of a trust. The trust assets consisted of shares of Alfa, S.A.B. de C.V. (Alfa), the same ones that were delivered during 1999 in accordance with the instructions established by Mr. Roberto Garza in the trust agreement. Mrs. Garza Delgado believe that their rights were violated, alleging that the transfer of Alfa's shares was not valid.

In March 2017, the defendants obtained a favorable first instance resolution, acquitting them of any obligation, which was confirmed by judgment in April 2018. However, a legal support was granted in favor of Mrs. Garza Delgado, ordering Banco Santander México to deliver the Alfa shares as well as pay damages, dividends and other losses. The Bank has filed various constitutional review and complaint appeals against the previously mentioned writ of legal support, which have been dismissed and inadmissible by the National Supreme Court of Justice. As of today, a review presented by the Bank is pending in the Collegiate Courts based in the state of Nuevo León.

Due to the current situation of the judicial procedure, Bank’s management has recognized a provision to cover the risk originated by this claim in its consolidated financial statements as of December 31, 2022, the foregoing in accordance with the provisions of IAS 37. However, the amount of cash outflows and their settlement date is uncertain and any provision recognized does not constitute an admission of wrongdoing or legal liability on the part of the Bank. Banco Santander México will continue to vigorously defend its case with additional legal actions and resources before all the corresponding instances.

Dividends and Dividend Policy

In 2020, due to the effects of the COVID-19 pandemic and by recommendation of the CNBV, the Bank refrained from approving the payment of dividends derived from the fiscal year 2019 and the previous fiscal years. On June 18, 2021, we paid a dividend of Ps.3,054 million, equal to Ps.0.4500 per share. On November 5, 2021, we paid a dividend of Ps.1,867 million equal to Ps.0.2751 per share. On June 28, 2022, we paid a dividend of Ps.9,040 million, equal to Ps.1.33 per share. On July 28, 2022, we paid a dividend of Ps.8,838 million, equal to Ps.1.30 per share.Our common stock dividend payout ratio was 74.16% for 2022, 23.66% for 2021 and 0% for 2020.

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

All shares of our capital stock rank pari passu with respect to the payment of dividends. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined by Mexican Banking GAAP. As of December 31, 2022, Banco Santander México (on an individual basis) had set aside Ps.28,200 million in legal reserves compared to paid-in capital of Ps.29,799 million, and thus was in compliance with the regulations pertaining to its legal reserve.

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (BMV), located in Mexico City, is one of two stock exchanges in México (the other stock exchange being BIVA). Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly traded variable capital corporation. Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time subject to adjustments to operate uniformly with certain U.S. markets.

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

In particular, the Mexican Securities Market Law:

●	establishes the publicly traded variable stock corporation (sociedad anónima bursátil), a corporate form of organization that is subject to the general requirements of the Mexican Corporations Law, but is subject to specific requirements for issuers with stock registered with the CNBV and listed in the Mexican Stock Exchange;
●	includes private placement exemptions and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption when offering securities in México;
●	includes improved rules for tender offers, classifying such tender offers as either voluntary or mandatory;
●	establishes standards for disclosure of holdings applicable to shareholders, including directors, of public companies;
●	expands and strengthens the role of the board of directors of public companies;
●	defines the standards applicable to the Board of Directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer (director general) and other executive officer (introducing concepts such as the duty of care, duty of loyalty and safe harbors);
●	generally replaces the statutory auditor (comisario) with the audit committee and establishes the corporate practices committee with clearly defined responsibilities;
●	improves the rights of minority shareholders and sets forth the requirements for shareholders’ derivative suits;
●	defines applicable sanctions for violations under the Mexican Securities Market Law;
●	regulates certain Mexican securities traded in the Mexican securities market, including certificados bursátiles; and

●	fully regulates broker-dealers, stock exchanges, depository institutions and other securities market participants.

Registration and Listing Standards

To offer securities to the public in México, an issuer must meet specific qualitative and quantitative requirements. Securities that have been registered with the RNV, pursuant to CNBV approval, may be listed on the Mexican Stock Exchange.

The general regulations applicable to issuers and other securities market participants (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores, or the General Regulations) issued by the CNBV require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in México. These requirements relate to operating history, financial and capital structure, and minimum public floats applicable to shares of public companies, among other things. The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in México. These requirements relate to the issuer’s financial condition and capital structure, among others. The CNBV may waive some of these requirements in certain circumstances.

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

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in México. Under the law, tender offers may be voluntary or mandatory. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made to all shareholders on a pro rata basis, without differentiating between classes of shares. Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more, but less than a percentage that would result in the acquirer obtaining control, of a company’s voting shares requires the acquirer, with the prior approval of the CNBV, to make a mandatory public tender offer for the greater of (a) the percentage of the capital stock intended to be acquired or (b) 10% of the company’s outstanding capital stock. Finally, any intended acquisition of a public company’s shares that is aimed at obtaining control requires the potential acquirer to make a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The Board of Directors, with the advice of the corporate practices committee, must issue its opinion of any tender offer resulting in a change of control, which opinion must take into account minority shareholder rights and which may be accompanied by an independent fairness opinion. Directors and principal officers are required to disclose whether they will participate in the tender.

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

In addition to the right granted to minority shareholders of a public company representing 5% or more of the outstanding shares to initiate a shareholder derivative suit against directors for a breach of the duty of care or the duty of loyalty, the Mexican Securities Market Law recognizes the right of shareholders representing 10% of the outstanding shares entitled to appoint a director, call a shareholder’s meeting and request that voting on resolutions in respect of which they were not sufficiently informed, be postponed. Also, holders of 20% of the outstanding voting shares may judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution, if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or the company’s bylaws, (ii) the opposing stockholders either did not attend the meeting or voted against the challenged resolution, and (iii) the opposing stockholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing stockholder. These provisions have seldom been invoked in México and, as a result, how a competent court may interpret these provisions is uncertain.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

General

Set forth below is certain information relating to our capital stock, including the material provisions of our bylaws, Mexican corporate and securities laws and certain related laws and regulations of México, including those of the CNBV, all as in effect as at the date of this Report. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, which are an exhibit to this Report.

We are currently organized as a corporation (sociedad anónima) under the laws of México. A copy of our draft bylaws has been filed with the CNBV and with the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange’s website: www.bmv.com.mx, and an English translation thereof is an exhibit to this Report. Our corporate domicile is Mexico City, and our headquarters are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, 01219, Alcaldía Alvaro Obregón, Ciudad de México, México. Our telephone number is +55 5257-8000.

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

Repurchase Fund

The Board of Directors of Banco Santander México at its meeting held on January 25, 2018, approved the “Shares Acquisition and Placement Policy”, and by means of the Ordinary Shareholders Meeting dated February 21, 2018, the Bank’s Repurchase Fund was approved with an amount of approximately Ps.12,800 million pesos. The Repurchase Fund was established on May 22, 2018. As of December 31, 2022, 5,671,453 shares had been repurchased pursuant to this fund. During 2022, the Company did not repurchase any shares under the Repurchase Program.

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

Election of Directors

Our Board of Directors may consist of up to 15 members and currently consists of nine directors and eleven alternate directors. At least 25% of the members of our Board of Directors (and their respective alternates) must be independent, pursuant to the Mexican Securities Market Law and the Mexican Banking Law. In accordance with our bylaws, holders of Series F shares representing 51% of our capital stock shall have the right to appoint 50% plus 1 of our directors and their respective alternates, and to appoint an extra director for each additional 10% of our capital stock above such percentage. Series B shareholders have the right to appoint the remaining directors and their alternates.

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

The Mexican Banking Law sets forth a special judicial liquidation process, accordingly, banks will not be subject to the general insolvency proceedings applicable to other entities in México. Pursuant to the Mexican Banking Law, a bank is considered insolvent when its assets are not enough to cover its liabilities, which is grounds for revocation of its authorization to operate as a bank, and will trigger its liquidation process, under which the IPAB will act as liquidator and will conduct the process of satisfying liabilities in order to protect the interests of a bank’s creditors and depositors and the public in general. In addition, to the liquidation process, banks may be declared bankrupt pursuant to a special proceeding contemplated in México’s Insolvency Law (Ley de Concursos Mercantiles).

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

Class Action Lawsuits

Applicable Mexican law has been modified to permit the initiation of class actions; however, rules implementing applicable law have not fully developed the relevant procedural requirements. In México, the law concerning fiduciary duties of directors and executive officers has been in existence for a relatively short period. Actions against directors for breach of fiduciary duties may not be initiated as a direct action, but as a shareholder derivative suit (that is for the benefit of our company). The grounds for shareholder derivative actions under Mexican law are limited. See “—Certain Minority Protections” above.

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

C.  Material Contracts

Collaboration Agreement.- Immediately following the Merger, we sold all of the shares we held in the Former Holding Company’s brokerage subsidiary, Casa de Bolsa as a result of the Merger to our holding company, Grupo Financiero Santander México, S.A. de C.V. In connection with the sale, we entered into a collaboration agreement on January 2, 2018 with Casa de Bolsa pursuant to which Casa de Bolsa has agreed to perform certain brokerage transactions on our behalf that we are not legally able to provide or perform as a commercial bank and we have agreed to pay Casa de Bolsa commissions for the performance of such transactions. The agreement has an indefinite term and can be cancelled by either party upon 30 days’ notice. The collaboration agreement is included as Exhibit 4.1 to this Annual Report.

D. Exchange Controls

None.

E.  Taxation

The following summary contains a description of material Mexican and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Series B shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold ADSs or Series B shares. The summary is based upon the tax laws of México and regulations thereunder, the tax laws of the United States and regulations thereunder and the income tax treaty between México and the United States, all as of the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations.

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

Prospective investors in and holders of ADSs or Series B shares should consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Series B shares including, in particular, the effect of any foreign, state or local tax laws, and their entitlement to the benefits, if any, afforded by the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a protocol thereto between México and the United States, as amended (the “Tax Treaty”), and other tax treaties to which México is a party and which are in effect.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of México for tax purposes, and that will not hold ADSs or Series B shares, or a beneficial interest therein, in connection with the conduct of a trade or business, through a permanent establishment for tax purposes, in México.

For purposes of Mexican taxation:

●	an individual is a resident of México for tax purposes, if such individual has established his or her primary residence in México. In the event such individual has a home or domicile in another country, then the individual will be considered a resident of México for tax purposes if his or her center of vital interests (centro de intereses vitales) is located within the territory of México. This will be deemed to occur if (i) more than 50.0% of his or her aggregate annual income derives from Mexican sources, or (ii) the main center of his or her professional activities is located in México. Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with México, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following five years;
●	unless otherwise evidenced, a Mexican national individual shall be deemed a Mexican resident for tax purposes. An individual will also be considered a resident of México for tax purposes if such individual is a state employee, regardless of the location of the individual’s core of vital interests; and
●	a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) qualifies as a resident of México for tax purposes if it maintains the principal administration of its business, or the place of its effective management, in México. If a legal entity (including foreign legal arrangements treated as legal entities for Mexican tax purposes) or an individual has a permanent establishment in México, any and all income attributable to that permanent establishment of such resident should be subject to Mexican income tax, in accordance with applicable tax provisions.

Non-residents of México (whether individuals or corporate entities) who are deemed to have a permanent establishment in México for tax purposes shall be subject to the Mexican income tax laws, and all income attributable to such permanent establishment will be subject to Mexican taxes in accordance with the Mexican Income Tax Law.

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

Taxation on Capital Gains

Gains on the sale of ADSs or Series B shares by a non-Mexican holder are subject to a 10% Mexican withholding tax if the transaction is carried out through a recognized securities market such as the Mexican Stock Exchange, to be withheld by the financial intermediary through which the sale is effected. The Mexican Income Tax Law provides that no withholding tax will apply if the holder is a resident of a country with which México has in force a treaty for the avoidance of double taxation. For that purpose, the non-Mexican holder must provide a statement under oath to that effect to the financial intermediary, which statement must include the non-Mexican tax identification number of the non-Mexican holder. Additionally, to be eligible for the 10% Mexican withholding tax or the exemption, the holder (i) must have purchased and sold Series B shares in a recognized securities market, (ii) must not hold 10% or more of our Series B shares nor transfer 10% or more of our Series B shares in one or several transactions within a 24-month period, (iii) must not transfer control over us by transferring our Series B shares, and (iv) must not transfer the Series B shares in any transaction that restricts the seller from accepting a more competitive offer.

If the non-Mexican holder is ineligible for the 10% Mexican withholding tax on the gain or the treaty exemption set forth in the Mexican Income Tax Law referred to above (e.g., because the transaction is not carried out through a recognized market, such as the Mexican Stock Exchange), then the proceeds from the sale of our Series B shares by the non-Mexican holder would be subject to the general 25% tax rate applicable to the gross sales price or, alternatively, to a 35% tax rate applicable to the gain arising from the sale of our Series B shares, if certain requirements set forth under applicable law are met (including appointing an agent in México for tax purposes and filing an ad-hoc tax return).

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Series B shares in their particular circumstances.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Mexican income taxes withheld from dividends on ADSs or Series B shares at a rate not exceeding the rate provided by the Tax Treaty generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, the U.S. Holder may elect to deduct such Mexican income taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Taxable Disposition of ADSs or Series B Shares

Gain or loss realized on the sale or other taxable disposition of ADSs or Series B shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Series B shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Series B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Mexican tax is withheld on the sale or disposition of Series B shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Mexican tax. See “—Mexican Taxation —Taxation on Capital Gains” for a description of when a disposition may be subject to taxation by México. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. A U.S. Holder may elect to treat disposition gain that is subject to Mexican taxation as foreign-source gain for purposes of claiming a credit in respect of the tax. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Passive Foreign Investment Company Rules

Based on proposed U.S. Treasury regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994, we believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for 2022. However, because the proposed U.S. Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Certain U.S. Holders who are individuals (and under Treasury Regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of ADSs or Series B shares.

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

For further information about our methodologies, see Note 48 to our audited financial statements included elsewhere in this Report.

The table below presents our portfolios as of December 31, 2021 and 2022:

	At December 31,
	2021			2022
	VaR		Percentage of net	VaR		Percentage of net
	(thousands of pesos)		capital (%)	(thousands of pesos)		capital (%)
Trading desks	Ps.	41,174.20	0.02%	Ps.	41,463.36	0.03%
Market Making		38,812.15	0.02%		37,197.15	0.03%
Proprietary Trading		8,603.44	0.01%		22,007.12	0.02%
Risk factor
Interest Rate		40,192.43	0.02%		38,589.74	0.03%
Foreign Exchange		13,116.96	0.01%		18,623.17	0.01%
Equity		429.17	0.00%		1,326.94	0.00%

The average VaR (based on month-end amounts) in 2022 was:

	VaR		Percentage of
	(thousands of pesos)		net capital (%)
Trading desks	Ps.	41,429.48	0.03%
Market Making		41,325.21	0.03%
Proprietary Trading		15,064.11	0.01%
Risk factor
Interest Rate		38,622.78	0.03%
Foreign Exchange		14,705.12	0.01%
Equity		1,177.83	0.00%

The risk performance of our trading portfolio with regard to trading activity in financial markets during 2022, measured by daily VaR in millions of pesos, is shown in the following graph.

The above graph shows daily VaR during 2022, the levels of VaR for the majority of 2022 remained below the limit of U.S.$10 million (approximately Ps.208 million).

In 2022, the average daily VaR of the Bank’s market trading operations was Ps.41 million, as compared to Ps.50 million in 2021. In 2022, the changes in VaR were mainly due to changes in the interest rate risk factor and foreign exchange risk factor as a result of our trading book’s strategy. VaR modeling did not change during 2022. At the end of December 2022, VaR was Ps.41 million.

During the first half of 2022, the average daily total VaR was Ps.43 million, the VaR stayed in levels between Ps.26 million and Ps.103 million as a result of the interest rate increase expectations and foreign exchange volatility. The aforementioned VaR volatility is mainly a result of the Russia-Ukraine conflict. Furthermore, during the second semester of 2022, the Mexican Central Bank aggressively increased the interest rates to target the high inflation levels and did not lower the interest rates levels for the remainder of 2022. As a result, the average daily total of VaR was Ps.38 million, whilst the VaR stayed at levels between Ps.25 million and Ps.57 million.

The histogram below compares the distribution of risk in terms of daily VaR between 2021 and 2022. In 2021, the levels of VaR remained between Ps.24 million and Ps.60 million on 81% of the days for which they were calculated. Higher values greater than Ps.60 million represented 19% of the period. In 2022, the levels of VaR remained between Ps.25 million and Ps.60 million on 97% of the days for which they were calculated. Higher values greater than Ps.60 million represented 3% of the period.

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

The following table displays the possible gains (losses) for our trading book at the end of each quarter in 2022, 2021 and 2020, in millions of pesos, according to this stress scenario:

	As of		As of	As of		As of
	March 31		June 30	September 30		December 31
	(Millions of pesos)
2022	Ps.	20	Ps. (9)	Ps.	1	Ps.	(14)
2021		(13)	16		(6)		(6)
2020		(29)	(41)		(53)		(5)

Possible Scenario

Under this scenario, risk factors were modified by 25%. In summary, the movements applied to each risk factor were as follows:

●	Risk factors: IR, Vol and FX were multiplied by 1.25 (they were increased by 25%).
●	Risk factors EQ were multiplied by 0.75 (they were decreased by 25%).

The following table shows the possible profits (losses) for Banco Santander México’s trading book at the end of each quarter in the years presented, in millions of pesos, under this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2022	Ps.	1,656	Ps.	(415)	Ps.	568	Ps.	(223)
2021		(145)		459		88		(734)
2020		(141)		(545)		(1,303)		(154)

Remote Scenario

Under this scenario, risk factors were modified by 50%. In summary, the modifications applied to each risk factor were as follows:

●	Risk factors IR, Vol and FX were multiplied by 1.50 (i.e., they were increased by 50%).
●	Risk factors EQ were multiplied by 0.5 (i.e., they were decreased by 50%).

The following table shows the possible profits (losses) for our trading book at the end of each quarter in the years presented, in millions of pesos, pursuant to this stress scenario:

	As of		As of		As of		As of
	March 31		June 30		September 30		December 31
	(Millions of pesos)
2022	Ps.	3,522	Ps.	(841)	Ps.	1,854	Ps.	(404)
2021		281		1,722		1,210		(1,185)
2020		(160)		(883)		(2,707)		(46)

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

The ALCO adopts investment strategies and hedges to keep these sensitivities within the target range and is responsible for the management of interest rate risk, long-term liquidity risk and capital structure. As of the date of this Report, the foreign exchange risk in our banking books is managed and we intend to maintain the foreign exchange risk in the banking books below established levels. Interest rate risk is the possibility of suffering losses as a consequence of the impact on the asset and liability structure from fluctuations in market interest rates. When quantified, interest rate risk is our exposure to movements in the interest rate curves.

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

The following chart shows our NIM and MVE limit consumption for 2019 to 2022 at year-end as well as for each month in 2022.

NIM
MVE
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
13%
36%
21%
18%
20%
44%
20%
49%
25%
54%
17%
56%
33%
27%
33%
20%
26%
29%
25%
18%
30%
42%
31%
50%
31%
56%
27%
54%
29%
58%
Y/E 2019
Y/E 2020
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22

In 2022, MVE sensitivity had a maximum of 58% in December and a minimum of 18% in July. While NIM sensitivity had a maximum of 33% in April and a minimum of 17% in March. Both metrics were affected by interest rates conditions and balance composition.

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

Liquidity Gap

The following table shows the liquidity gap of our assets and liabilities of different maturities as of December 31, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments.

The interest on variable rate instruments is determined using the forward interest rates for each period presented:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	134,410	Ps.	51,335	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	83,075
Loans		1,156,553		75,674		118,921		99,078		140,331		310,763		145,584		232,864		33,338
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		4,287		-		-		-		-		-		-		-		4,287
Securities		606,595		10,347		69,040		1,550		16,256		137,928		149,530		42,434		179,510
Permanent		12,794		-		-		-		-		-		-		-		12,794
Other Balance Sheet Assets		2,830,134		-		-		-		-		-		-		-		2,830,134
Total Balance Sheet Assets		4,744,773		137,356		187,961		100,628		156,587		448,691		295,114		275,298		3,143,136
Money Market		(235,631)		(126,156)		(667)		(1,199)		(1,322)		(467)		-		-		(105,819)
Deposits		(852,726)		(255,400)		(38,223)		(41,931)		(24,700)		(69,164)		(53,900)		(369,408)		-
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		-		-		-		-		-		-		-		-		-
Long-Term Funding		(234,698)		(7,557)		(16,327)		(27,461)		(44,947)		(59,249)		(38,701)		(11,091)		(29,365)
Equity		(166,838)		-		-		-		-		-		-		-		(166,838)
Other Balance Sheet Liabilities		(2,794,488)		-		-		-		-		-		-		-		(2,794,488)
Total Balance Sheet Liabilities		(4,284,381)		(389,113)		(55,217)		(70,591)		(70,969)		(128,880)		(92,601)		(380,499)		(3,096,510)
Total Balance Sheet Gap		460,392		(251,757)		132,744		30,037		85,618		319,811		202,513		(105,201)		46,627
Total Off-Balance Sheet Gap		104,840		(20,129)		(987)		2,642		2,943		4,516		224		3,639		111,991
Total Structural Gap		-		(271,886)		131,757		32,679		88,561		324,327		202,737		(101,562)		158,618
Accumulated Gap		-		(271,886)		(140,129)		(107,450)		(18,889)		305,438		508,175		406,613		565,231

Interest Rate Risk Profile

The table below shows the distribution of interest rate risk by maturity as of December 31, 2022. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter:

	Total		0-1 months		1-3 months		3-6 months		6-12 months		1-3 years		3-5 years		>5 years		Not Sensitive
	(Millions of pesos)
Money Market	Ps.	130,928	Ps.	47,853	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps	-	Ps.	-	Ps.	83,075
Loans		1,156,553		457,396		62,232		47,152		72,844		191,785		105,972		185,834		33,336
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		4,287		-		-		-		-		-		-		-		4,287
Securities		606,595		20,336		74,919		13,451		16,256		130,150		146,119		25,853		179,511
Permanent		12,794		-		-		-		-		-		-		-		12,794
Other Balance Sheet Assets		2,830,134		-		-		-		-		-		-		-		2,830,134
Total Balance Sheet Assets		4,741,291		525,585		137,151		60,603		89,100		321,935		252,091		211,687		3,143,137
Money Market		(232,149)		(126,156)		(70)		(33)		(52)		(18)		-		-		(105,819)
Deposits		(852,716)		(282,371)		(30,164)		(30,052)		(103,999)		(203,423)		-		(202,705)		-
Trade Finance		-		-		-		-		-		-		-		-		-
Intragroup		-		-		-		-		-		-		-		-		-
Long-Term Funding		(234,698)		(75,556)		(6,376)		(11,100)		(32,087)		(45,344)		(24,593)		(10,276)		(29,365)
Equity		(166,838)		-		-		-		-		-		-		-		(166,838)
Other Balance Sheet Liabilities		(2,794,488)		-		-		-		-		-		-		-		(2,794,488)
Total Balance Sheet Liabilities		(4,280,889)		(484,083)		(36,610)		(41,185)		(136,138)		(248,785)		(24,593)		(212,981)		(3,096,510)
Total Balance Sheet Gap		460,404		41,502		100,541		19,418		(47,038)		73,150		227,498		(1,294)		46,627
Total Off-Balance Sheet Gap		111,813		134,000		1,336		2,524		9,324		(2,520)		(117,351)		(11,824)		96,324
Total Structural Gap		-		175,502		101,877		21,942		(37,714)		70,630		110,147		(13,118)		142,951
Accumulated Gap		-		175,502		277,379		299,321		261,607		332,237		442,384		429,266		572,217

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

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios, liquidity horizons and contingency plans. We manage expirations of assets and liabilities, performing oversight of maximum profiles for time lags. This oversight is based on analyses of asset and liability expirations, both contractual and related to management. Liquidity risk is measured in terms of liquidity horizons, periods of time for which a survival horizon is established. A survival horizon is a term of days for which liquid assets are sufficient to fulfill our commitments under different stress scenarios. We target a 90-day survival horizon for local currency and all currency consolidated balance, and a 30-day survival horizon for foreign currency. During 2022, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer. The financial management area within our Corporate Activities segment is in charge of executing the actions recommended by ALCO.

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

With respect to business installment loans, we do not have prequalified restructuring programs or schemes. Instead, we negotiate with each debtor, review its capacity to make payments and the possibility of obtaining new guarantees, and seek partial upfront payments as a sign of commitment. Based on this information, we decide whether the debtor qualifies for restructuring. Our success rate with respect to restructured business installment loans is approximately 41%. This percentage is calculated based on the amount of the loans. The time period that this success rate covers is 12 months. This percentage is based on the total amount of renegotiated loans at the time of renegotiation. Restructured business installment loans refer mainly to our renegotiated commercial loans. For additional information on renegotiated loans, see Note 11.f to our audited financial statements included elsewhere in this Report.

With respect to revolving SME loans, restructuring consists of eliminating the revolving characteristic of the credit and transforming it into an installment loan.

We do not have any prequalified restructuring programs or schemes for mortgage loans that have been classified as past due loans mainly due to the notarial and registration costs that such prequalified programs or schemes would entail. Our recovery activities with respect to mortgage loans have resulted in average recoveries of approximately 40% of the principal amount due plus 90 days of accrued interest.

In relation to credit cards and consumer loans that are past due loans based on non-compliance with the relevant payment schedule, we offer restructuring plans that allow us to adjust the payments of our customers to their capacity to make payments and to address their reasons for missing previous payments. These adjustments include reducing the rate and/or extending the period of payment for up to 60 months. The credit card and consumer restructured loans are classified as non-performing when the loan subject to restructuring is either past due or non-performing. Once the loan is classified as non-performing we must see evidence of sustained payment in order to reclassify the loan as performing. Restructuring plans offered to our credit card holders have a recovery rate average of 45%. Six months after restructuring, approximately 19% of consumer loans are current in terms of repayment.

The following table shows the average during the last 60 months (renegotiation vintages from January 2018 to December 2022) of the accumulated amount of restructured loans (performing and non-performing loans) that were classified as non-performing or written-off, as a percentage of the total amount of loans that was renegotiated at different points in time after the renegotiation:

	NPLs and written-off loans
	As a % of total renegotiated amount at indicated points in time
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	30%	41%	46%
Non-performing at the time of the renegotiation	80%	65%	59%
Total Consumer Loans	40%	46%	49%
Commercial Loans(2)
Performing at the time of the renegotiation	21%	20%	17%
Non-performing at the time of the renegotiation	89%	85%	61%
Total Commercial Loans	61%	59%	43%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

Based on the table above, the success rates for renegotiation vintages from January 2018 to December 2022 are as follows:

	Success Rates
	at 6 months	at 12 months	at 18 months
Consumer Loans(1)
Performing at the time of the renegotiation	70%	59%	54%
Non-performing at the time of the renegotiation	20%	35%	41%
Total Consumer Loans	60%	54%	51%
Commercial Loans(2)
Performing at the time of the renegotiation	79%	80%	83%
Non-performing at the time of the renegotiation	11%	15%	39%
Total Commercial Loans	39%	41%	57%

(1)	Includes credit card and consumer loans.
(2)	Includes business installment and SME loans.

The success rate for mortgages is not presented because renegotiations of mortgage loans are immaterial.

The following table shows point-in-time estimates of the success rates segmented by type of renegotiation, using the 2021 vintage and 2022 vintage performance as of December 31, 2022, to illustrate the different trends in our success rates for loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to factors other than concerns about credit.

	For the year ended 12/31/2021				For the year ended 12/31/2022
	Performing Loans				Performing Loans
	Renegotiated due to				Renegotiated due to
	concerns about				concerns about
	current or potential	Renegotiated due to	Impaired		current or potential	Renegotiated due to	Impaired
	credit deterioration	other factors	Loans	Total	credit deterioration	other factors	Loans	Total
	(Millions of pesos)
Commercial	4,889	—	14,041	18,931	3,592	—	983	4,576
Mortgages	—	—	—	—	—	—	—	—
Consumer	1,235	—	266	1,501	827		445	1,272
Total	6,125	—	14,307	20,432	4,420	—	1,428	5,848

NPLs and charge offs	at December 31, 2021 (12 months)*				at December 31, 2022 (12 months)*
Commercial	20%	—	91%	73%	2%	—	9%	3%
Consumer	49%	—	86%	55%	10%	—	15%	12%
Total	26%	—	91%	72%	3%	—	11%	5%

Success Rate	at December 31, 2021 (12 months)*				at December 31, 2022 (12 months)*
Commercial	80%	—	9%	27%	98%	—	91%	97%
Consumer	51%	—	14%	45%	90%	—	85%	88%
Total	74%	—	9%	28%	97%	—	89%	95%

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

Renegotiated loans have decreased from 1.4% of the total consumer loan portfolio as of December 31, 2021, to 1.1% as of December 31, 2022. Our probability of default estimates reflect the behavior of our customer mix, which includes renegotiated and non-renegotiated loans, as well as performing and non-performing loans. The net decrease in the percentage of renegotiated loans between December 31, 2021, and December 31, 2022, is attributed to the movements set forth in the table below:

% of Total
Consumer
Loans
Renegotiated Loans at December 31, 2021*	1.4%
Collections/repayments on renegotiated loans	0.4%
Written-off loans	0.3%
Change in consumer loan portfolio	0.0%
New renegotiations	0.7%
Renegotiated Loans at December 31, 2022	1.1%

*	Our loan renegotiation policy limits renegotiations to once per year up to a maximum of three every five years.

Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behavior of markets, which are volatile.

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

The control of Counterparty Risk is performed on a daily basis using the Credit Risk Exposure Advanced Management (CREAM), which allows the Bank to know the credit line availability for all counterparties, for any such instruments and their term.

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

Currently, Banco Santander México has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander México as of December 31, 2022, and the fourth quarter average of 2022:

	Equivalent Net Credit Risk
	Fourth quarter 2022	As of December 31,
	Average	2022
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	1,475	1,250
Corporates	617	601
Project Finance	163	173
Companies	171	173

	Mark to Market
	Fourth quarter 2022	As of December 31,
	Average	2022
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	543	720
Corporates	(217)	(159)
Project Finance	(91)	(87)
Companies	(173)	(179)

	Weighted Rating
	Fourth quarter 2022	As of December 31,
	Average	2022
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	6.7	6.6
Corporates	6.7	6.7
Project Finance	5.6	5.6
Companies	5.7	5.4

The average rating was calculated by weighting internal rating by exposure.

Equivalent Net Credit Risk of the lines of Issuer Risk of the Bank as of December 31, 2022, and the fourth quarter average of 2022:

	Equivalent Net Credit Risk
	Fourth quarter 2022	As of December 31,
	Average	2022
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	22,398	23,467
Corporates	12	12
Project Finance	—	—
Companies	—	—

The equivalent credit risk lines maximum gross counterparty risk of the Bank as of December 31, 2022, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
As of December 31, 2022
Type of Derivative
Rate Derivatives	47.86%
Exchange Rate Derivatives	51.85%
Derivatives on bonds	0.00%
Equity Derivatives	0.29%
TOTAL	100.00%

The expected loss of Banco Santander México as of December 31, 2022, and the fourth quarter average of 2022, of the expected loss of the lines of Counterparty risk are:

	Expected Loss
	Fourth quarter 2022	As of December 31,
	Average	2022
	(Millions of dollars)
Risk Lines
Sovereign Risk, Development Banking and Financial Institutions	5.10	4.50
Corporates	6.37	4.55
Project Finance	1.49	1.61
Companies	2.28	2.28

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the Bank has current positions of financial instruments with Counterparty Credit Risk. Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

The total collateral received for derivatives transactions as of the end of the fourth quarter of 2022 is as follows:

Cash	72.29%
Debt issued by the Mexican Government	12.48%
Debt issued by Sovereigns other than México	15.24%

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

We have a non-financial risk management unit that is responsible for coordinating and supervise the proper implementation of policies and procedures according to the corporate model defined in Spain, aligned to the regulatory requirements in México by the CNBV. This unit is responsible to submit proposals to the Operational Risk Committee and/or the Comprehensive Risk Management Committee for its approval of the methodologies, models and parameters used to identify measure, limit, report and disclose the operational risk to which we are exposed and the results of embedding under the risk profile. Our non-financial risk unit reports directly to the Deputy General Risk Director in México and to the corporate responsible for operational risk in Spain.

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

Anti-Money Laundering and Anti-Terrorist Financing

Our AML/CFT Committee (Comité de Comunicación y Control) approves, modifies and ensures the compliance of internal guidelines regarding the prevention, detection and reporting of money-laundering transactions, among the following functions:

●	Approves the Bank's risk assessment methodology and notifies the results of said assessment to the Board of Directors.
●	Is aware of the results obtained by the Internal Audit area.
●	Establishes and disseminates the criteria for classifying clients according to their degree of risk.
●	Identifies those clients who, due to their characteristics, are classified as high risk grade.
●	Establishes and submits for approval the amendments to our internal policies to prevent and detect acts or transactions that may be of illicit origin and may fall within the threshold of Articles 139 quarter and 400 bis of the Mexican Federal Criminal Code (Código Penal Federal) and rules thereunder;
●	Oversees compliance with our applicable AML/FT policies;

●	Evaluates the effectiveness of our policies based on the observed results and determines the necessary remedial measures;
●	Decides on certain transactions that may fall within the category of unusual transactions, or internal operations and determines if we should report to the authorities; and
●	Approves anti-money and anti-terrorism laundering training program for Institution’s personnel.

The AML/CFT Committee is integrated by the Bank’s main control areas, as well as its business segments.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Expenses

The holders, the beneficial owners, persons depositing shares or withdrawing deposited securities in connection with the issuance and cancellation of ADSs, and persons receiving ADSs upon issuance or whose ADSs are being canceled, are required to pay the following depositary fees and related charges:

●	a fee of to U.S. $5.00 per 100 ADSs (or fraction thereof) by any person for whom ADSs are issued, including an issuance upon a deposit of shares or a change in the ADS-to-share ratio, or for any other reason, and excluding issuances as a result of a distribution of stock dividends or other free stock or an exercise of rights to purchase additional ADSs;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any person for whom ADSs are canceled upon cancellation of such ADSs, including a cancellation of ADs for delivery of deposited shares, upon a change in the ADS-to-share ratio, or for any other reason;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any person to whom a distribution of cash dividends or other cash distribution is made, including upon sale of rights and other entitlements;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any person to whom a distribution of ADSs is made pursuant to stock dividends or other free stock, or an exercise of rights to purchase additional ADSs;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any holder of ADS to whom a distribution of securities other than ADSs or rights to purchase additional ADSs is made, including distribution for spin-off shares;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any holder of ADS for depositary services on the applicable record date;
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any holder of ADS being transferred or by any person to whom ADS are transferred, including upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason; and
●	a fee up to U.S. $5.00 per 100 ADSs (or fraction thereof) by any person to whom ADS are delivered pursuant to a conversion from one ADS series to another ADS series, including upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, upon conversion of Restricted ADSs into freely transferrable ADSs, and vice versa.
●	taxes (including applicable interest and penalties) and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges;

●	in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary charged by the depositary or its agent, so appointed in connection with such conversion;
●	any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

All ADS fees and charges so payable may be waived by the depositary in full or in part and amended from time to time by agreement between the depositary and us. We must pay to the depositary all other fees and charges, and reimburse the depositary for such out-of-pocket expenses, as the depositary and we may agree from time to time.

Direct and Indirect Payments

Our depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to our deposit agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the depositary and we agree from time to time.  The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or withdrawing deposited securities in connection with the issuance and cancellation of ADSs, and persons receiving ADSs upon issuance or whose ADSs are being canceled, or for making distributions to investors by deducting those fees from the amounts distributed.  The depositary may collect such fee for depositary services by deduction from distributions or by directly billing investors. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

For the year ended December 31, 2022, we received approximately U.S.$1.2 million in reimbursements from J.P. Morgan Chase Bank, N.A. We did not receive any reimbursements from Citibank, N.A., whom we appointed as depositary effective October 1, 2022.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.  Defaults

No matters to report.

B.  Arrearages and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.  Material Modifications to Instruments

None.

B.  Material Modifications to Rights

None.

C.  Withdrawal or Substitution of Assets

None.

D.  Change in Trustees or Paying Agents

None.

E.  Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

As of December 31, 2022, under the supervision and with the participation of our management, including our disclosure committee, our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our disclosure committee, our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in its report, included with our audited financial statements filed as part of this annual report.

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

On July 21, 2022, our Board of Directors approved amendments to the General Code of Conduct to incorporate a catalog of ethical principles and corporate rules of conduct that govern the performance of all Bank employees in our General Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table describes the amounts billed to us by PricewaterhouseCoopers, S.C. for audit and other services performed in fiscal years 2021 and 2022, respectively.

	2021		2022
		(Millions of pesos)
Audit fees	Ps.	82	Ps.	95
Audit-related fees		17		10
Tax fees		—		—

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

Audit-Related Fees

Audit-related fees correspond to fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2021 and 2022 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

No amounts were billed to us by PricewaterhouseCoopers, S.C. in 2021 or 2022, respectively for services other than audit, audit-related and tax services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 25, 2018, our Board of Directors approved the adoption of a share repurchase program our Share Acquisition and Placement Policy, which was subsequently approved by our shareholders on February 21, 2018. Pursuant to this policy, the Company may repurchase from time to time up to Ps.12,800 million of issued and outstanding Series B shares of the Company (the "Repurchase Program"). The Repurchase Program’s maximum amount is approved on a yearly basis by the Bank’s Shareholders Meeting and has no expiration date. As of December 31, 2022, the Company had repurchased 5,671,453 Series B shares amounting to Ps.130 million (calculated using a price of Ps.22.99 per share, the closing price of our shares on the BMV as of December 30, 2022). During 2022 the Company did not repurchase any shares under the Repurchase Program.

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

In December 2012, primarily in response to the requirements of the European Banking Authority, our controlling shareholder, Banco Santander Parent, adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Financiero Santander México). The purpose of the framework is to organize and standardize the corporate governance practices of Banco Santander Parent and its most significant subsidiaries, including us, in order to enhance the ability of Banco Santander Parent to manage the risks arising from its operations around the world.

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

In 2015, as a result of the new requirements of the European Central Bank, the Bank of Spain and the regulators in different jurisdictions, Banco Santander Parent established a new corporate governance model for its subsidiaries. Banco Santander México approved the new corporate governance model in January 2016. Such policies were updated, simplified and approved by Banco Santander México’s Board of Directors on October 31, 2019, April 23, 2020, January 28, 2021, April 22, 2021, October 28, 2021, and October 27, 2022, subject to certain overarching principles, such as precedence of applicable laws and regulations over the framework to the extent they are in conflict.

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

2.1

Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-222620) filed with the SEC on September 9, 2022).

2.2

Form of Amendment No.1 the Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares (incorporated by reference to Exhibit (a)(i) to the Post-Effective Amendment No.1 to Registration Statement on Form F-6 (File No. 333-222620) filed with the SEC on October 4, 2022).

2.3

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

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Felipe FRANCISCO García Ascencio
	Name:	Felipe Francisco García Ascencio
	Title:	Chief Executive Officer

Date: February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Banco Santander México, S. A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in total equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Impairment Losses – Macroeconomic Factors Impacting the Downside Scenario of the Forward-Looking Analysis

As described in Notes 1, 2 and 11 to the consolidated financial statements, as of December 31, 2022, the Company’s allowance for impairment losses was $21,652 million on total loans and advances to customers held at amortized cost of $819,368 million. Management assesses on a forward-looking basis the expected credit losses (ECL) associated with the Company’s financial assets carried at amortized cost and at fair value recognized through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Management considers a financial asset to have experienced a significant increase in credit risk since initial recognition, taking into account different quantitative, qualitative or backstop criteria. If it is determined that a significant change in credit risk has occurred, the ECL is re-evaluated and the credit losses are quantified. Management’s methodology considers statistical models that incorporate numerous estimates and judgments (for example, probability of default, loss given default and segmentation of loans in groups with similar credit risk characteristics, etc.). In determining the probability of default and loss given default, management has performed historical analysis and identified the key macroeconomic factors affecting credit risk and ECL for each financial asset portfolio. The most significant factors that could substantially change the estimated expected credit losses include, (i) Peso / USD exchange rate, given its substantial influence on operations and profitability; (ii) Stock Markets, given it’s considered critical to economic development as it gives companies the ability to quickly access capital from the public; (iii) Investment funds, as an indicator of the country's socio-economic development and therefore in the investors’ confidence; (iv) Consumer Price Index, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability; (v) Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power; (vi) Unemployment rates, given its significant effect on customers’ ability to meet contractual obligations; (vii) Gross Domestic Product growth rates, given their significant effect on borrowers’ performance; (viii) Loans - Mortgage, given that change in the real estate market have broader economic implications and vice versa; and (ix) Real estate housing prices, given its importance as the measure of the rate at which the prices of residential properties purchased by households are changing over time. The associated impact of these macroeconomic factors on the probability of default and loss given default vary by type of financial asset. Forecasts of these factors (the “base economic scenario”) are provided by the Company’s Research and Public Policy area on a periodic basis. In addition to the base economic scenario, the Company’s Research and Public Policy area also provide other possible scenarios (“upside” and “downside”) along with scenario weightings.

The principal considerations for our determination that performing procedures relating to the macroeconomic factors impacting the downside scenario of the forward-looking analysis of the allowance for impairment losses is a critical audit matter are (i) the significant judgment and estimation by management in determining the macroeconomic factors impacting the downside scenario, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s estimation of the macroeconomic factors impacting the downside scenario, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s expected credit loss process and the estimation of the allowance for impairment losses, which included controls over the determination of the macroeconomic factors impacting the downside scenario of the forward-looking analysis, and controls over the completeness and accuracy of the data used. These procedures also included, among others, testing management’s process for estimating the allowance for impairment losses by (i) evaluating the appropriateness of the methodology and statistical models used by management to determine the macroeconomic factors impacting the downside scenario of the forward-looking analysis, (ii) evaluating the reasonableness of the macroeconomic factors within the downside scenario of the forward-looking analysis, and (iii) testing the mathematical accuracy of the calculations and the completeness and accuracy of the data used in developing the macroeconomic factors impacting the downside scenario of the forward-looking analysis. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the methodology and statistical models used, and (ii) the reasonableness of the macroeconomic factors impacting the downside scenario of the forward-looking analysis, which involved considering whether certain macroeconomic factors were consistent with evidence obtained in other areas of the audit, and whether the macroeconomic factors were consistent with historical data.

PricewaterhouseCoopers, S.C.

/s/ Gustavo Vilchis Hernández

Gustavo Vilchis Hernández

Mexico City, Mexico

February 28, 2023

We have served as the Company’s auditor since 2016.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022

(Millions of Pesos)

ASSETS	Note	12/31/2021	12/31/2022	LIABILITIES AND EQUITY	Note	12/31/2021	12/31/2022

CASH AND BALANCES WITH THE CENTRAL BANK	6	63,073	72,815	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		351,417	434,112
				Trading derivatives	10 and 32	176,678	231,188
				Short positions	10	19,554	28,762
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		361,615	484,987	Deposits from the Central Bank – Repurchase agreements	19	23,002	31,055
Debt instruments	8	110,975	130,249	Deposits from credit institutions – Repurchase agreements	19	17,846	22,818
Equity instruments	9	2,764	4,063	Customer deposits – Repurchase agreements	20	114,078	119,769
Trading derivatives	10 and 32	179,390	228,816	Marketable debt securities	21	259	520
Loans and advances to credit institutions – Reverse repurchase agreements	7	58,486	102,652
Loans and advances to customers – Reverse repurchase agreements	11	10,000	19,207
				FINANCIAL LIABILITIES AT AMORTIZED COST:		1,118,145	1,165,889
				Deposits from the Central Bank - Repurchase agreements	19	86,616	89,753
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER				Deposits from credit institutions	19	78,182	65,354
COMPREHENSIVE INCOME:		395,829	315,549	Deposits from credit institutions - Repurchase agreements	19	5,157	9,003
Loans and advances to customers	11	4,056	946	Customer deposits	20	760,325	781,607
Debt instruments	8	390,974	313,906	Customer deposits - Repurchase agreements	20	17,561	26,922
Equity instruments	9	799	697	Marketable debt securities	21	101,423	134,393
				Subordinated liabilities	22	51,643	39,384
				Other financial liabilities	23	17,238	19,473
FINANCIAL ASSETS AT AMORTIZED COST:		785,108	860,357
Loans and advances to credit institutions	7	36,492	40,400
Loans and advances to customers	11	736,997	797,716	HEDGING DERIVATIVES	12 and 32	8,162	4,461
Debt instruments	8	11,619	22,241

				PROVISIONS:	24	10,789	12,931
HEDGING DERIVATIVES	12 and 32	11,248	10,181	Provisions for pensions and similar obligations		7,499	8,158
				Provisions for tax and legal matters		2,141	3,009
				Provisions for off-balance sheet risk		1,108	1,539
NON-CURRENT ASSETS HELD FOR SALE	13	773	3,015	Other provisions		41	225

INVESTMENTS IN ASSOCIATED ENTITIES	49	1,380	—	LEASE LIABILITIES	15	5,716	6,965

TANGIBLE ASSETS	14	12,620	13,707	TAX LIABILITIES:		518	934
				Current		12	721
				Deferred	26	506	213
RIGHT-OF-USE ASSETS	15	5,175	6,264

				OTHER LIABILITIES	25	19,878	24,675
INTANGIBLE ASSETS:		9,411	10,681
Goodwill	16	1,734	1,734
Other intangible assets	17	7,677	8,947	TOTAL LIABILITIES		1,514,625	1,649,967

				SHAREHOLDERS' EQUITY:	29	165,209	170,466
TAX ASSETS:		21,855	24,684	Share capital		25,660	25,660
Current		3,744	22	Accumulated reserves		118,748	120,698
Deferred	26	18,111	24,662	Profit for the year attributable to the Parent		20,801	24,108

				VALUATION ADJUSTMENTS:	28	(1,669)	(7,074)
OTHER ASSETS	18	10,126	11,181	Financial assets at fair value through other comprehensive income		(2,083)	(6,637)
				Cash flow hedges		414	(437)

				TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE PARENT		163,540	163,392

				NON-CONTROLLING INTERESTS	27	48	62

				TOTAL EQUITY		163,588	163,454
TOTAL ASSETS		1,678,213	1,813,421	TOTAL LIABILITIES AND EQUITY		1,678,213	1,813,421

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Millions of Pesos)

		Year Ended
	Note	2020	2021	2022

Interest income calculated using the effective interest method	33	103,977	94,045	124,096
Other interest and similar income	34	12,008	9,067	14,900
Interest expense and similar charges	35	(50,175)	(39,680)	(63,884)
NET INTEREST INCOME		65,810	63,432	75,112
Dividend income	36	246	227	186
Income from entities accounted for using the equity method	49	178	200	182
Fee and commission income	37	23,756	25,355	28,495
Fee and commission expenses	38	(6,733)	(8,149)	(9,263)
Gains/(losses) on financial assets and liabilities (net)	39	5,984	4,883	1,024
Exchange differences (net)		19	(35)	(7)
Other operating income	41	1,651	1,740	810
Other operating expenses	41	(5,213)	(5,206)	(5,286)
TOTAL INCOME		85,698	82,447	91,253
Administrative expenses:		(30,135)	(30,872)	(33,765)
Personnel expenses	42	(14,876)	(16,485)	(18,915)
Other general administrative expenses	43	(15,259)	(14,387)	(14,850)
Depreciation and amortization	14 and 17	(5,743)	(6,243)	(6,686)
Impairment losses on financial assets not at fair value through profit or loss (net):		(21,799)	(19,229)	(16,083)
Financial assets at amortized cost	11	(21,731)	(19,229)	(16,100)
Financial assets at fair value through other comprehensive income	8 and 11	(68)	—	17
Gains/(losses) on modification of financial assets (net)	11	(1,743)	—	—
Impairment losses on other assets (net):
Non-current assets held for sale	13	(119)	(27)	—
Provisions (net)	24	(974)	(386)	(2,521)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	44	6	57	4
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net)	13	9	20	70
OPERATING PROFIT BEFORE TAX		25,200	25,767	32,272
Income tax	26	(6,226)	(4,966)	(8,164)
PROFIT FOR THE YEAR		18,974	20,801	24,108
Profit attributable to the Parent		18,974	20,801	24,108
Profit attributable to non-controlling interests	27	—	—	—

EARNINGS PER SHARE (pesos)
Basic earnings per share	4	2.80	3.07	3.56
Diluted earnings per share	4	2.80	3.06	3.55

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Millions of Pesos)

	Note	2020	2021	2022

PROFIT FOR THE YEAR		18,974	20,801	24,108

OTHER COMPREHENSIVE INCOME/(LOSS):

Items that will not be reclassified subsequently to the consolidated income statement:
Remeasurement of defined benefit obligation for the year	24	(995)	25	(481)
Changes in the fair value of equity instruments at fair value through other comprehensive income	28	126	(76)	(18)
Changes in the fair value attributable to change in the credit risk of financial liabilities designated at fair value through profit or loss		(8)	—	3
Income tax	26	264	16	149
		(613)	(35)	(347)

Items that may be reclassified subsequently to the consolidated income statement:
Financial assets at fair value through other comprehensive income:
Valuation adjustments	28	3,565	(6,724)	(6,705)
Amounts reclassified to the consolidated income statement	28	(843)	(781)	(41)
Income tax	28	(1,056)	1,402	2,210

Cash flow hedges:
Valuation adjustments	12	(376)	1,394	(1,224)
Amounts reclassified to the consolidated income statement	12	(43)	11	8
Income tax	26	126	(422)	365
		1,373	(5,120)	(5,387)

Other comprehensive income/(loss) for the year, net of income tax		760	(5,155)	(5,734)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		19,734	15,646	18,374

Attributable to the Parent		19,734	15,646	18,374
Attributable to non-controlling interests		—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Millions of Pesos)

			Profit		Total Shareholders’
	Share	Accumulated	Attributable	Valuation	Equity Attributable	Non-Controlling	Total
	Capital	Reserves	to the Parent	Adjustments	to the Parent	Interests	Equity

BALANCES AT January 1, 2020	25,660	86,674	20,381	2,043	134,758	40	134,798

Profit for the year	—	—	18,974	—	18,974	—	18,974
Other changes in equity:
Transfer to Accumulated reserves	—	20,381	(20,381)	—	—	—	—
Treasury shares	—	(58)	—	—	(58)	—	(58)
Paid interests on Subordinated Additional Tier I Capital Notes	—	(676)	—	—	(676)	—	(676)
Recognition of equity-settled share-based payments	—	39	—	—	39	—	39
Other changes in non-controlling interest	—	—	—	—	—	(3)	(3)
Other comprehensive income/(loss) for the year, net of income tax	—	(701)	—	1,461	760	—	760
BALANCES AT December 31, 2020	25,660	105,659	18,974	3,504	153,797	37	153,834

Profit for the year	—	—	20,801	—	20,801	—	20,801
Other changes in equity:
Transfer to Accumulated reserves	—	18,974	(18,974)	—	—	—	—
Dividends declared	—	(4,921)	—	—	(4,921)	—	(4,921)
Treasury shares	—	138	—	—	138	—	138
Paid interests on Subordinated Additional Tier I Capital Notes	—	(751)	—	—	(751)	—	(751)
Recognition of equity-settled share-based payments	—	(369)	—	—	(369)	—	(369)
Other changes in non-controlling interest	—	—	—	—	—	11	11
Other comprehensive income/(loss) for the year, net of income tax	—	18	—	(5,173)	(5,155)	—	(5,155)
BALANCES AT December 31, 2021	25,660	118,748	20,801	(1,669)	163,540	48	163,588

Profit for the year	—	—	24,108	—	24,108	—	24,108
Other changes in equity:
Transfer to Accumulated reserves	—	20,801	(20,801)	—	—	—	—
Dividends declared	—	(17,878)	—	—	(17,878)	—	(17,878)
Paid interests on Subordinated Additional Tier I Capital Notes	—	(644)	—	—	(644)	—	(644)
Other changes in non-controlling interest	—	—	—	—	—	14	14
Other comprehensive income/(loss) for the year, net of income tax	—	(329)	—	(5,405)	(5,734)	—	(5,734)
BALANCES AT December 31, 2022	25,660	120,698	24,108	(7,074)	163,392	62	163,454

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Millions of Pesos)

	2020	2021	2022
A. CASH FLOWS FROM OPERATING ACTIVITIES:	13,213	(9,255)	47,278
Profit for the year	18,974	20,801	24,108
Adjustments made to obtain the cash flows from operating activities-	11,208	10,229	14,481
Depreciation and amortization	5,743	6,243	6,686
Impairment losses on other assets (net)	119	27	—
(Gains)/losses on disposal of non-current assets held for sale not classified as discontinued operations	(9)	(20)	(70)
(Gains)/losses on disposal of assets not classified as non-current assets held for sale	(6)	(57)	(4)
Income tax expense recognized in consolidated income statement	6,226	4,966	8,164
Income from entities accounted for using the equity method	(178)	(200)	(182)
Expense recognized with respect to share-based payments	84	(54)	305
Effect of foreign exchange rate changes on Subordinated Additional Tier I Capital Notes	(522)	299	3
Effect of foreign exchange rate changes on cash deposits	(249)	(159)	(421)
(Gain) on sale of acquisition contracts	—	(816)	—
Net (increase)/decrease in operating assets-	(362,106)	144,307	(132,132)
Financial assets at fair value through profit or loss	(226,696)	213,067	(123,385)
Financial assets at fair value through other comprehensive income	(116,184)	(47,190)	72,444
Financial assets at amortized cost	(14,653)	(21,842)	(75,359)
Other operating assets	(4,573)	272	(5,832)
Net increase/(decrease) in operating liabilities-	348,847	(181,145)	147,094
Financial liabilities at fair value through profit or loss	85,665	(161,573)	82,695
Financial liabilities at amortized cost	244,685	(9,596)	58,622
Other operating liabilities	18,497	(9,976)	5,777
Income tax paid	(3,956)	(3,674)	(6,459)
Dividend income	246	227	186

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(4,734)	(4,705)	(6,763)
Payments-	(4,734)	(5,288)	(6,763)
Tangible assets	(1,663)	(2,261)	(2,823)
Intangible assets	(2,248)	(3,027)	(3,940)
Investments in associated entities	(823)	—	—
Proceeds-	—	583	—
Sale of acquisition contracts	—	583	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(2,882)	5,821	(31,194)
Payments-	(2,882)	(8,089)	(31,194)
Dividends paid	—	(4,921)	(17,878)
Paid principal on Subordinated Additional Tier I Capital Notes	—	—	(10,251)
Paid interests on Subordinated Additional Tier I Capital Notes	(917)	(1,073)	(919)
Purchase of own shares (treasury shares)	(58)	135	—
Principal and interest paid on lease liabilities	(1,907)	(2,230)	(2,146)
Proceeds-	—	13,910	—
Subordinated Additional Tier I Capital Notes	—	13,910	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON FOREIGN CURRENCY CASH DEPOSITS	249	159	421
E. NET INCREASE/(DECREASE) IN CASH AND BALANCES WITH THE CENTRAL BANK	5,846	(7,980)	9,742
F. CASH AND BALANCES WITH THE CENTRAL BANK AT THE BEGINNING OF YEAR	65,207	71,053	63,073
G. CASH AND BALANCES WITH THE CENTRAL BANK AT THE END OF YEAR	71,053	63,073	72,815

The accompanying notes are an integral part of these consolidated financial statements.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO AND SUBSIDIARIES

Notes to the Consolidated Financial Statements as of

December 31, 2021 and 2022 and for each of the three years

in the period ended December 31, 2022

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

The shares of the Bank are listed on the Mexican Stock Exchange and on the New York Stock Exchange as American Depositary Shares. The Bank is subject to the supervision and oversight of the CNBV, the Mexican Central Bank and the United States Securities and Exchange Commission (SEC).

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

The issuance of the consolidated financial statements was authorized by Felipe García Ascencio, Executive President and Chief Executive Officer (CEO) and Director of the Bank on February 28, 2023. These consolidated financial statements are pending the approval of the Board of Directors and of the ordinary shareholders’ meeting, where they may be modified, based on provisions set forth in the Mexican Corporations Law (Ley General de Sociedades Mercantiles).

COVID-19 pandemic

Near the end of 2019, a new strain of coronavirus denominated SARS-CoV-2 (hereinafter, “COVID-19”) was first reported. In that period, clusters of cases showing the symptoms of a ‘pneumonia of unknown cause’ were identified in Wuhan, the capital of Central China’s Hubei province.

On December 31, 2019, China alerted the World Health Organization (“WHO”) of this new virus and on January 31, 2020, the International Health Regulations Emergency Committee of the WHO declared the outbreak a ‘Public Health Emergency of International Concern’. Since then, COVID-19 progressively spread around the world, initially in parts of Asia, from where it then moved to Europe, the United States of America and Latin America, among others. On March 11, 2020, the WHO declared the COVID-19 outbreak to be a pandemic.

In the United States of America and Latin America, the health crisis began later than in Europe, so its impact was greatest at the end of the first quarter of 2020 and there were no clear signs of recovery during 2020.

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

During the COVID-19 pandemic, the Bank’s priority was to protect the health of its employees, customers and shareholders but also to help mitigate the economic and financial impact cause by the health crisis. In this respect, several work streams were activated to find the best possible outcome for customers as well as to preserve the Bank’s strength and solvency while safeguarding the health and safety of its employees.

In 2021, the Bank began a program for the return of its employees to the corporate offices, with the objective of achieving a 50% attendance once the COVID-19 pandemic ended. This program was suspended due to the arrival of the Omicron variant in Mexico in December 2021 and by virtue of safeguarding the health of its employees and business continuity, the Bank reduced attendance in central areas to 25% and canceled face-to-face meetings.

During 2022, the Bank reactivated the program for the return of its employees to the corporate offices, with the objective of a total attendance of 70%, having as a priority to maintain the safeguarding the health of its employees and business continuity. The Bank redesigned the physical space to guarantee the recommended social distance, combined with strict personal hygiene measures.

b)   Basis of presentation of the consolidated financial statements

Bank’s Management has a reasonable expectation that the Bank has adequate resources to continue in operational existence for the near future. Thus, the Bank continues preparing the consolidated financial statements on a going concern basis of accounting.

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

Resolutions issued by the CNBV

As of January 1, 2022, new accounting standards issued by the CNBV came into force. The main changes performed to the Mexican Banking GAAP are intended to standardize accounting principles with Mexican Financial Reporting Standards (which in turn have a high level of consistency with IFRS). These changes now allow financial institutions to have comparable financial information in respect with other countries.

As of December 31, 2022, the most significant differences between Mexican Banking GAAP and IFRS are:

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

c)   Deferred employee profit sharing

Mexican Banking GAAP requires the recognition of the deferred compulsory employee profit sharing effect based on the temporary differences arising between book and tax value of the assets and liabilities.

d)   Consolidation of special purpose entities

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

New and amended IFRS that are effective for the current year

The following amendments and improvements to IFRS and International Accounting Standards (hereinafter, “IAS”) issued by the IASB are mandatorily effective for the accounting period beginning on January 1, 2022. The adoption of these amendments and improvements have not had any material impact on the disclosures or amounts reported in the consolidated financial statements.

●	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use
●	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract
●	Annual Improvements to IFRS Standards 2018-2020
●	Amendments to IFRS 3 – Business Combinations

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract

Annual Improvements to IFRS Standards 2018-2020

●	IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences.
●	IFRS 9 Financial Instruments. The amendment clarifies that in applying the 10 per cent test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.
●	IFRS 16 Leases. The amendment removes the illustration of the reimbursement of leasehold improvements.

●	IAS 41 Agriculture. The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value.

Amendments to IFRS 3 – Business Combinations

The amendment to IFRS 3 updates the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

New and revised IFRS in issue but not yet effective

At the date of authorization of these consolidated financial statements, the following amendments to IFRS had been issued but were not mandatory for annual reporting periods ending on December 31, 2022.

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

As a result of the impact of COVID-19, during 2021 and 2020 the Bank was required to apply a greater degree of judgment in critical estimates due to the evolving nature of the pandemic and limited recent experience of the economic and financial impacts of said event. Bank's Management, using the best information available, has evaluated the potential impacts of the COVID-19 pandemic on the estimates made during 2022, as a result, concluded that the effect of COVID-19 was not significant to the critical accounting estimates.

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

As of December 31, 2022, no significant reduction exists in observable prices from sources used for the valuation of financial instruments. Given the low market complexity as a rule for the Bank’s portfolios, there have been no significant reclassifications between levels. The Bank monitors the evolution of the financial markets, their liquidity, and the observability conditions of the valuation inputs in order to apply the criteria established in the Bank for the levelling of assets and liabilities measured at fair value.

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

The Bank uses the concept of expected credit loss methodology according to IFRS 9 Financial Instruments to quantify the credit losses as further discussed in Note 2.g.

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

As discussed in Note 2.v, deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax losses and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

During 2020 and 2021, the Bank reassessed its ability to generate future taxable income in relation to the recoverability of deferred tax assets recognized in the consolidated balance sheet. The COVID-19 pandemic introduced new uncertainties, that the Bank considered in its analysis of the recoverability of deferred tax assets, such as depth, severity and duration of the COVID-19 pandemic.

In determining the amount of deferred tax assets to be recognized, the Bank used updated expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements, including a review of the eligible carryforward periods, available tax planning opportunities and other relevant considerations.

Bank’s Management considers that the recovery period of these assets would not be significantly affected and that it was not necessary to adjust the deferred tax assets recognized based on the results of the analyses performed.

The Bank believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because it requires significant judgment of the Bank’s Management and the underlying assumptions used in the estimate can change from period to period (for example, future projected operating performance of the Bank).

- Goodwill and intangible assets in business combinations (see Note 16).

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

- Impairment of goodwill (see Note 16).

IAS 36 requires that a cash-generating unit (CGU) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. IAS 36 establishes a minimum of indicators in assessing whether there is any impairment indication. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired.

The Bank concluded that as of December 31, 2022 there are no impairment indications.

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires estimating the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

The estimated future cash flows are based on updated financial budgets and business plans that reflect the most recent developments, such as GDP, interest rates and inflation.

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

d)   Environmental impact

In view of the business activities carried on by the Bank, the Bank does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results.

e)   Interbank Offered Rates Reform

Following the financial crisis, the replacement of benchmark interest rates such as the London Inter-bank Offered Rate (LIBOR) and other Interbank Offered Rates (IBOR), hereinafter the “IBOR Reform”, became a priority for global regulators. Given the pervasive nature of IBOR-based contracts, there are impacts of these changes on financial reporting under IFRS.

The IASB has issued two-phase amendments to provide reliefs from the effects of the IBOR Reform.

-	Phase 1 - amendments to IFRS 9, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (IBOR Reform Phase 1) provided temporary reliefs to enable hedge accounting to continue during the period of uncertainty before the replacement of an IBOR with an alternative nearly risk-free interest rate (“RFR”). The IBOR Reform Phase 1 amendments were effective for periods beginning on or after January 1, 2020.
-	Phase 2 - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 Insurance Contracts and IFRS 16 Leases (IBOR Reform Phase 2) provides temporary reliefs to address the accounting issues, which arise upon the replacement of an IBOR with an RFR. These amendments were published by the IASB on August 27, 2021 and were effective for annual periods beginning on or after January 1, 2021.

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

The hedge accounting reliefs will allow most IAS 39 hedge relationships that are directly affected by IBOR reform to continue.

The objective of IBOR Reform Phase 2 amendments was to assist entities in providing useful information about the effects of the transition to an RFR and support preparers in applying the requirements of IFRS when changes are made to contractual cash flows or hedging relationships because of the transition to an RFR. The IBOR Reform Phase 2 amendments affected the following key areas: changes in the basis for determining the contractual cash flows because of IBOR Reform, hedge accounting and disclosures.

IBOR Reform Phase 2 amendments provided specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash flows changes because of IBOR Reform. This can include cases where the contractual terms are amended, cases where the contractual terms are not amended but for example, where the method for calculating the interest rate benchmark is altered, and cases where an existing contractual term is activated such as when a fallback clause is triggered.

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

The amendments to IAS 39 introduce an exception to the existing requirements so that changes in the formal designation and documentation of a hedge accounting relationship, that are needed to reflect the changes required by IBOR Reform, do not result in the discontinuation of hedge accounting or the designation of a new hedging relationship. These changes to the hedge relationship must be made by the end of the reporting period during which a change required by IBOR Reform occurs.

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

The amendments to IFRS 7 require that an entity provide disclosures that enable a user to understand the nature and extent of risks arising from the IBOR Reform, how the entity is managing those risks, its progress in completing the transition from interest rate benchmarks to RFR and how it is managing the transition. To achieve this objective, an entity is required to disclose:

-	How it is managing the transition to RFR, its progress at the reporting date and the risks to which it is exposed arising from financial instruments because of the transition;
-	Disaggregated by significant interest rate benchmark subject to IBOR Reform, quantitative information about financial instruments that have yet to transition to an RFR as at the end of the reporting period, showing separately: non-derivative financial assets, non-derivative financial liabilities and financial derivatives; and
-	If the IBOR Reform has resulted in changes to an entity’s risk management strategy, a description of those changes.

The main risks to which the Bank has been exposed as a result of the IBOR Reform are:

-	Legal risks arising from potential changes required to documentation for new and existing transactions;
-	Financial and accounting risks derived from market risk models and from valuation, coverage, cancellation, hedging, discontinuation and recognition of financial instruments linked to benchmark interest rates;
-	Business risk of a decrease in revenues of products linked to benchmark interest rates that will be replaced or declined;
-	Pricing risks arising from how changes to benchmark interest rates could impact pricing mechanisms on some instruments;
-	Operational risks arising from the potential requirement to adapt Information Technology (IT) systems, trade reporting infrastructure and operational processes;
-	Conduct risks arising from the potential impact of communication with customers and engagement during the transition period, and
-	Litigation risks regarding our existing products and services, which could adversely impact our profitability.

In order to monitor the risks and address the challenges of the transition, Banco Santander (Spain) launched the Santander's global IBOR Transition Program in 2019 with the involvement of Bank’s Management. This program has a group wide scope and reports on a regular basis to Executive Management involving statutory committees. Its main objective is to ensure a smooth operational transition and address any potential customer and conduct related issues that could arise from the IBOR transition. It also aims to ensure that all impacted areas and business units understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them. Besides, the Bank has its own IBOR Transition Program managed by well-trained local professionals.

The IBOR Transition Program is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions and is structured around the following areas: Technology and Operations, Legal, Client Outreach, Risk Management and Models, Conduct and Communications and Accounting and Finance. During 2022 and 2021, the program focused on handling the transition away from LIBOR rates. The program will continue to address next steps in the transition related to legacy contracts, the LIBOR dollar termination milestone in June 2023 with the subsequent migration of operations to systems and the Central Counterparty’s transition during the second quarter of 2023.

The Bank has also closely monitored the financial markets and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, such as the United Kingdom Financial Conduct Authority (FCA), Alternative Reference Rates Committee (ARRC) and the United States Commodity Futures Trading Commission (CFTC) regarding the transition from LIBOR including British pound sterling (GBP) to the Sterling Overnight Index Average rate (SONIA), United States dollar (USD) LIBOR to the Secured Overnight Financing Rate (SOFR) and EONIA to the Euro short-term rate (€STR).

On March 5, 2021, the FCA announced the final dates for the cessation of LIBORs:

–	On December 31, 2021, the publication of some LIBORs ceased, such as USD LIBOR (1-week and 2-month terms), CHF LIBOR (all terms), GBP LIBOR (overnight, 1-week, 2-month and 12-month terms), JPY LIBOR (overnight, 1-week, 2-month, and 12-month terms) and EUR LIBOR (all terms).
–	On June 30, 2023, the publication of USD LIBOR (overnight and 12-month maturities) will cease and the calculation methodology for USD LIBOR (1-month, 3-month and 6-month maturities) will be reformed and become non-representative.

The breakdown by type of financial asset as of December 31, 2022 of the total contracts affected by the IBOR Reform whose maturity date will be after June 30, 2023 is as follows:

Referenced to	Derivatives at	Loans at
USD LIBOR	fair value (1)	amortized cost (2)

Total affected contracts by the USD LIBOR Reform	3,719	763
Total gross carrying amount of affected contracts	2,946	33,488

(1) The notional amount of financial derivatives assets and liabilities as of December 31, 2022 was 718,980 and 730,886, respectively.

Most of the contracts affected by the USD LIBOR Reform are adhered to the International Swaps and Derivatives Association (ISDA) Protocol and will transition automatically to the new reference rates.

(2) The amount of loans at amortized cost excludes 233 million pesos of the allowance for impairment losses.

For total loans impacted by the transition, 87% of the Bank’s customers have already been contacted at least once and the Bank’s management is in renegotiation process, as of December 31, 2022 31% of the loan portfolio referenced to USD LIBOR have already been transitioned.

The operational transition in systems will take place after the interest period or after the cessation of USD LIBOR.

As of December 31, 2022, the Bank has other financial instruments, including financial derivatives, loans and other assets referenced to the USD LIBOR with a maturity date prior to June 30, 2023. The Bank has no plans to modify these contracts prior to their contractual maturity; therefore, the Bank does not expect a significant impact arising from IBOR Reform relating to these contracts.

As of December 31, 2022, the Bank has no contractual exposure to EONIA rate.

In October 2020, the ISDA launched the fallbacks Protocol and Supplement for IBORs (effective 25 January 2021), and provided market participants with of new financial derivatives fallbacks of LIBORs (among others IBOR, such as EURIBOR) for current financial derivative contracts and for new contracts. Additionally, on 19 August 2021, ISDA launched a new protocol that allowed entities to incorporate a fallback to the EONIA as the rate applicable to collateral in ISDA collateral agreements (known as CSAs). The Bank has adhered to the protocol and intends to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Bank will negotiate with them bilaterally about including new fallback clauses.

f)   Russian invasion of Ukraine and Russian sanctions

During 2022, Russia launched a large-scale military action against Ukraine. The Russian military action has caused an ongoing humanitarian crisis as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities, as well as a new landscape in relation to international sanctions.

In response to the Russian military action against Ukraine, several countries have imposed severe sanctions on Russia and Belarus, including freezing/blocking assets, targeting major Russian banks, the Russian Central Bank, and certain Russian companies and individuals, imposing export controls against Russia and Russian interests, as well as the disconnection of certain Russian banks from the SWIFT (Society for Worldwide Interbank Financial Telecommunication) system.

The extent to which the conflict could ultimately impact the Bank's results will depend on future developments, including subsequent sanctions that could eventually affect negatively to some Bank’ customers (those more closely related to Russia or Ukraine). The Bank's Management has assessed the uncertainties caused by the current situation (high inflation, rise in interest rates, supply chain disruptions in more sensitive sectors, etc.) taking into account the best information available in order to anticipate the impact on the most relevant portfolios.

As of December 31, 2022, the Bank has assessed that there are no relevant financial impacts from the Russian military action.

g)   Events after the reporting period

The following significant events occurred from January 1, 2023 to the date on which these consolidated financial statements were authorized for issue:

Merger of Banco Santander Mexico with Santander Consumo, S. A. de C. V. and Santander Servicios Especializados, S.A. de C.V.

On December 22, 2021, Banco Santander México obtained the authorization from Banco Santander (Spain) to carry out a merger through absorption of Santander Consumo and Santander Servicios Especializados. Banco Santander México was the surviving entity, and the latter were the merged entities.

On December 15, 2022, the Mexican Ministry of Finance and Public Credit (hereinafter, “SHCP” by its Spanish acronym) authorized the aforementioned merger with an effective date of January 1, 2023.

Exchange Offers

In February 2023, Banco Santander (Spain) began the process of simultaneous exchange offer in Mexico and the United States of America for all the Bank's shares listed in both countries. The objective of Banco Santander (Spain) is to repurchase all of the Bank's Series "B" shares and American Depositary Shares (ADSs) that are not already in its possession.

Once the exchange offers are concluded, Banco Santander (Spain) intends to cancel the registration of the Series "B" shares in the CNBV and starts the delisting on the Mexican Stock Exchange, as well as withdraw the ADS from the listing on the New York Stock Exchange and withdraw the Series "B" shares and ADSs filed with the SEC.

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

The “day-end” exchange rate used was $20.5075 per one USD and $19.5089 per one USD as of December 31, 2021 and 2022, respectively.

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

A listing of the subsidiaries included in the consolidated financial statements as of December 31, 2021 and 2022 is shown in Note 49.

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

As of December 31, 2021 and also for 6 months during 2022, the Bank maintained an investment in an associated entity as detailed in Note 49.a.

An investor measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs to sell. Equity accounting ceases once an associate is classified as held for sale.

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

When Banco Santander México loses control of a subsidiary, a gain or loss is recognized in the consolidated income statement and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-

controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if Banco Santander México had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to the consolidated income statement or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

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

Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets measured at FVTPL, at FVTOCI and at amortized cost, except for:

-	POCI financial assets, for which the original credit-adjusted effective interest rate is applied to the amortized cost of the financial asset.
-	Financial assets that are not POCI but have subsequently become credit-impaired (or Stage 3), for which interest income is calculated by applying the effective interest rate to their amortized cost.

Debt instruments

The Bank classifies financial debt instruments as follows:

-	Fair value through other comprehensive income: Financial instruments classified as at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, changes in the carrying amount of these financial assets as a result of foreign exchange gains and losses, impairment losses and interest income calculated using the effective interest method are recognized in the consolidated income statement. The amounts that are recognized in the consolidated income statement are the same as the amounts that would have been recognized in the consolidated income statement, if these financial assets had been measured at amortized cost. All other changes in the carrying amount of these financial assets are recognized in other comprehensive income and accumulated under Valuation adjustments - Financial assets at fair value through other comprehensive income. When these financial assets are derecognized, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to the consolidated income statement.
-	Fair value through profit or loss: Financial instruments classified as at FVTPL are measured at fair value at the end of each reporting period. Changes in the fair value of debt instruments at FVTPL are recognized in profit or loss and presented net within Gains/(losses) on financial assets and liabilities (net) in the consolidated income statement in the period in which it arises.

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

As of December 31, 2021 and 2022, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

iii.   Valuation techniques

The following table shows a summary of the fair values as of December 31, 2021 and 2022 of the financial assets and liabilities indicated below, classified based on the various measurement methods used by the Bank to determine their fair value:

	12/31/2021			12/31/2022
	Published			Published
	Price			Price
	Quotations			Quotations
	in Active			in Active
	Markets –	Internal		Markets –	Internal
	Level 1	Models	Total	Level 1	Models	Total

ASSETS:
Financial assets at fair value through profit or loss	106,073	255,542	361,615	110,273	374,714	484,987
Financial assets at fair value through other comprehensive income	250,631	145,198	395,829	303,319	12,230	315,549
Hedging derivatives	—	11,248	11,248	—	10,181	10,181
	356,704	411,988	768,692	413,592	397,125	810,717
LIABILITIES:
Financial liabilities at fair value through profit or loss	62,570	288,847	351,417	28,762	405,350	434,112
Hedging derivatives	—	8,162	8,162	—	4,461	4,461
	62,570	297,009	359,579	28,762	409,811	438,573

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

b.	Loans and advances to credit institutions and customers – reverse repurchase agreements

The fair value is estimated by using the discounted cash flow (forward estimation) technique making use of the interest rates that are currently offered for loans and advances with terms similar to those of borrowers having a similar credit quality.

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

The CVA and DVA recognized as of December 31, 2021 amounted to 146 million pesos and 933 million pesos, respectively. The CVA and DVA recognized as of December 31, 2022 amounted to 252 million pesos and 856 million pesos, respectively.

All financial instruments fair values are calculated on a daily basis.

Set forth below are the financial instruments at fair value which measurement was based on internal models (Level 2 and Level 3) as of December 31, 2021 and 2022.

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal			Valuation Techniques	Key Inputs
	Models as of			Models as of
	12/31/2021			12/31/2022
	Level 2	Level 3	Total	Level 2	Level 3	Total

ASSETS:
Financial assets at fair value through profit or loss:	255,403	139	255,542	374,644	70	374,714

Loans and advances to credit institutions – Reverse repurchase agreements	58,486	—	58,486	102,652	—	102,652	Forward estimation (non-closed formula)	Interest rate yield curve

Loans and advances to customers – Reverse repurchase agreements	10,000	—	10,000	19,207	—	19,207	Forward estimation (non-closed formula)	Interest rate yield curve

Debt and equity instruments	49,404	—	49,404	24,043	—	24,043	Price vendor	Financial instruments with low trading volume or minimum marketability
Trading derivatives:

Interest rate options	711	—	711	1,277	—	1,277	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	130	—	130	170	—	170

European options	11	—	11	—	—	—	Black model (closed-formula solution)	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface and dividend estimate

Quanto options	115	—	115	152	—	152	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Auto-callable	4	—	4	1	—	1	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Asian quanto	—	—	—	17	—	17	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Exchange rate options:	1,874	—	1,874	2,321	—	2,321

European barrier	—	—	—	5	—	5	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Barrier options	—	—	—	3	—	3	Logarithmic stochastic local volatility with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	1,874	—	1,874	2,313	—	2,313	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	129,668	139	129,807	218,036	70	218,106	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Index and securities futures	—	—	—	—	—	—	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate futures	5,130	—	5,130	6,938	—	6,938	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Financial assets at fair value through other comprehensive income:	141,088	4,110	145,198	11,230	1,000	12,230

Debt instruments	141,088	—	141,088	11,230	—	11,230	Price vendor	Financial instruments with low trading volume or minimum marketability.

Loans and advances to customers	—	4,056	4,056	—	946	946	Forward estimation (non-closed formula)	Interest rate yield curve

Equity instruments	—	54	54	—	54	54	Other	Value of shareholders’ equity

Hedging derivatives:	11,248	—	11,248	10,181	—	10,181

Swaps	6,015	—	6,015	5,112	—	5,112	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	5,233	—	5,233	5,069	—	5,069	Forward estimation (non-closed formula)	Interest rate yield curve and quoted exchange rates

	407,739	4,249	411,988	396,055	1,070	397,125

	Fair			Fair
	Values			Values
	Calculated			Calculated
	Using Internal			Using Internal
	Models as of			Models as of			Valuation
	12/31/2021			12/31/2022			Techniques	Key Inputs
	Level 2	Level 3	Total	Level 2	Level 3	Total

LIABILITIES:
Financial liabilities at fair value through profit or loss:	288,741	106	288,847	405,296	54	405,350

Deposits from the Central Bank – Repurchase agreements	23,002	—	23,002	31,055	—	31,055	Forward estimation (non- closed formula solution)	Interest rate yield curve

Deposits from credit institutions – Repurchase agreements	17,846	—	17,846	22,818	—	22,818	Forward estimation (non- closed formula solution)	Interest rate yield curve

Customer deposits – Repurchase agreements	114,078	—	114,078	119,769	—	119,769	Forward estimation (non- closed formula solution)	Interest rate yield curve

Trading derivatives:

Interest rate options	915	—	915	1,921	—	1,921	Black model (closed-formula solution)	Interest rate yield curve and implied volatility surface

Market index options:	264	—	264	1,744	—	1,744

European	29	—	29	—	—	—	Black-Scholes model (closed-formula solution)	Interest rate yield curves, quoted equity prices, index levels, implied volatility surface and dividend estimate

Auto-callable	149	—	149	61	—	61	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Asian quanto	—	—	—	9	—	9	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Quanto options	86	—	86	1,674	—	1,674	Local volatility model with partial differential equation method	Interest rate yield curves, quoted equity prices and index levels, implied volatility surface, historical correlations and dividend estimate

Exchange rate options:	2,063	—	2,063	2,278	—	2,278

European barrier	5	—	5	32	—	32	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

European options	2,051	—	2,051	2,242	—	2,242	Black model (closed-formula solution)	Interest rate yield curves, quoted exchange rates and implied volatility surface

American barrier and touch options	7	—	7	4	—	4	Mixed volatility model with partial differential equation method	Interest rate yield curves, quoted exchange rates and implied volatility surface

Swaps	126,796	106	126,902	220,071	54	220,125	Forward estimation (non- closed formula solution)	Interest rate yield curves and quoted exchange rates

Exchange rate futures	3,491	—	3,491	5,120	—	5,120	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Short positions:

Debt instruments	27	—	27	—	—	—	Forward estimation (non- closed formula solution)	Interest rate yield curve

Marketable debt securities	259	—	259	520	—	520	Present value (non-closed formula solution) and Black-Scholes model with closed-formula solution	Interest rate yield curve, quoted equity prices and index levels, implied volatility surface, historical correlations and dividends estimation

Hedging derivatives:	8,162	—	8,162	4,461	—	4,461

Swaps	7,924	—	7,924	3,576	—	3,576	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates

Exchange rate forwards	238	—	238	885	—	885	Forward estimation (non- closed formula solution)	Interest rate yield curve and quoted exchange rates
	296,903	106	297,009	409,757	54	409,811

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

Financial instruments categorized in Level 3

Set forth below are the Bank’s financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

As of December 31, 2022, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

-

Twelve cross currency swaps (CCS) USD/Peso (Nominal USD 55 million) and four interest rate swaps (IRS) over TIIE-28 (Nominal 620 million pesos) with a maturity above twenty years. Since there is no Mexican rates liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are categorized as Level 3 hierarchy.

-	One IRS 91-day TIIE (Nominal 20 million pesos). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.
-

Six loan (Nominal 889 million pesos) classified as part of the “Held to collect and sell” business model. In order to calculate the fair value of these loans, market credit spreads per counterparty are needed; but given that none counterparty granted with the loans have a market credit spread quote (CDS), a generic credit curve is used as a proxy to represent its credit risk. Therefore, these loans are categorized into a Level 3 hierarchy.

As of December 31, 2021, the financial instruments at FVTPL categorized in Level 3 hierarchy are the following:

-

Six CCS USD/Peso (Nominal USD 38 million) and four IRS (Nominal 619 million pesos) with a maturity above twenty years. Since there is no Mexican rates liquid market for estimating and discounting financial instruments with maturities equal or higher than twenty years, these CCS and IRS are classified into a Level 3 hierarchy.

-	One IRS 91-day TIIE (Nominal 20 million). Since there is not a 91-day TIIE interest rate curve, these financial instruments are classified into a Level 3 hierarchy.
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

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

			Assets
	Trading	Equity	Loans and advances
	derivatives	instruments	to customers	Total

Balance at January 1, 2020	938	—	2,875	3,813
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(265)	—	—	(265)
Purchases	6	—	—	6
Transfers out	—	—	—	—
New issuances	—	—	—	—
Settlements	(57)	—	(2,875)	(2,932)
Balance at December 31, 2020	622	—	—	622
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(305)	—	—	(305)
Purchases	—	—	—	—
Transfers out	—	—	—	—
New issuances	—	54	4,056	4,110
Settlements	(178)	—	—	(178)
Balance at December 31, 2021	139	54	4,056	4,249
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(1)	—	—	(1)
Purchases	—	—	2,544	2,544
Transfers out	—	—	(1,598)	(1,598)
New issuances	—	—	—	—
Settlements	(68)	—	(4,056)	(4,124)
Balance at December 31, 2022	70	54	946	1,070

Liabilities
Trading
derivatives

Balance at January 1, 2020	(791)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	(8)
Purchases	(369)
Transfer out	617
New issuances	—
Settlements	61
Balance at December 31, 2020	(490)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	277
Purchases	—
Transfers out	24
New issuances	—
Settlements	83
Balance at December 31, 2021	(106)
Total gains/losses recognized in the consolidated income statement:
Gains/(losses) on financial assets and liabilities (net)	4
Purchases	—
Transfers out	—
New issuances	—
Settlements	48
Balance at December 31, 2022	(54)

Unobservable inputs used in measuring fair value

The table below shows the effect as of December 31, 2022 on the fair value of the financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation.

			Significant	Range of Estimates	Fair value Measurement
		Valuation	Unobservable	(weighted-average)	Sensitivity to
Financial Instrument	Fair value	Technique	Input	for Unobservable Input	Unobservable Inputs
Loan and advances to customers	889	Estimation of credit default probabilities from credit spreads	Market credit spread quotes (CDS)	Credit spread quote (250 basis points – 1,003 basis points)	A significant rating downgrade would result in a lower fair value
Cross currency swaps	19	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years)	Bid-offer spread IRS TIIE (6 basis points) CCS USD/Peso (4 basis points)	A significant decrease in long-term peso exchange rate would result in a lower fair value
Interest rate swaps	(4)	Forward estimation (non-closed formula)	Long-term peso exchange rate (above 20 years) Interest rate curve referenced to 91-day TIIE	91-day TIIE interest rate curve = 28-day TIIE interest rate curve + (-5 basis points, 31 basis points) Bid-offer spread IRS TIIE (6 basis points) CCS USD/Peso (4 basis points)	A significant decrease in 91-day TIIE interest rate curve would result in a higher fair value The same scenario applied on long-term peso exchange rate would result in a lower fair value

This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Although Bank’s Management believes that its estimates of fair value are appropriate, the use of different inputs could lead to different measures of fair value. As of December 31, 2022, the potential impact in the consolidated income statement of changing the main inputs used for the measurement of Level 3 financial instruments for other inputs, taking the highest (most favorable input) or lowest (least favorable) value of the range deemed reasonably possible, would be as follows:

	Potential Impact on Consolidated
	Income Statement as of
	December 31, 2022
	Most	Least
	Favorable	Favorable
	Input	Input

ASSETS:
Cross currency swaps	1	(1)
Loan and advances to customers	—	(10)
LIABILITIES:
Interest rate swaps	1	(1)

Cross currency swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to add four basis points. This scenarios were determined by the following:

0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these market rates divided by two.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS TIIE and CCS USD/Peso) used to calculate the fair value were modified to subtract four basis points.

Interest rate swaps

The least favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and 28-day TIIE) used to calculate the fair value were modified to subtract 16 basis points. These scenarios were determined by the following: 0.95 percentile over a one-year historical period of the difference between the bid-offer quotations of these interest rate curves divided by two. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, in absence of an observable market interest rate curve referenced to 91-day TIIE interest rate curve, the corresponding fixing is used; thus, a set of historical spreads between the fixings is applied over the 28-day TIIE interest rate curve in order to estimate the corresponding curve. The least favorable scenario was determined considering the higher spread over a one-year historical window and then applied to the 28-day TIIE interest rate curve.

The most favorable scenario assumed the following:

-	The long-term peso interest rate curves (IRS and CCS USD/Peso) used to calculate the fair value were modified to add 16 basis points. Regarding the IRS with an underlying of 91-day TIIE interest rate curve, the most favorable scenario was determined considering the lower spread over a one year historical window and then applied to the 28-day TIIE interest rate curve.

Loans and advances to customers

The least favorable scenario assumed the following:

-	Stress of the credit spread equivalent to a downgrade of three notches to represent the possible volatility of assigning a proxy credit curve to the counterparty. For example, if the original counterparty’s rating is BBB+, then the stress rating results into BB+, employing an internal-external rating equivalency.

There is no favorable scenario regarding these loans, since the greatest fair value of this financial asset is the total amount granted (value at par).

The most favorable scenario assumed the following:

-	Stress of the credit spread equivalent to an upgrade of three notches to represent the possible volatility of assigning a proxy credit curve to the counterparty. Continuing with the prior example, the upgrade corresponds to an A+ rating.

v.    Sensitivity analysis

As an alternative to the sensitivity analysis, the Bank uses a Value at Risk (VaR) technique. A detailed explanation about VaR technique and the main assumptions incorporated therein are described in Note 48. The VaR amounts as of December 31, 2022, including all financial instruments in the trading book position of the Bank are as follows:

	Average	High	Low	12/31/2022

All financial instruments	41	103	25	41
By category:
Instruments sensitive to interest rate	38	104	26	39
Instruments sensitive to equity market prices	1	3	0	1
Instruments sensitive to foreign currency exchange rates	15	36	2	19
Instruments sensitive to volatility movements	10	68	3	6

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

vi.   Recognition of fair value changes

Changes in the fair value of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognized under Interest income calculated using the effective interest method, Other interest  and similar income or Interest expense and similar charges, as appropriate), and those arising for other reasons, which are recognized at their net amount under Gains/(losses) on financial assets and liabilities.

The recognition of the adjustments due to changes in fair value arising from financial assets at FVTOCI are described in Note 2.d.i.

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

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2022:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives assets	238,997	—	238,997	(204,724)	(4,541)	(26,861)	2,871

Reverse repurchase agreements	121,859	—	121,859	(2,461)	(119,398)	—	—

Equity instruments (*) (see Note 9.a)	—	—	—	—	(1)	—	(1)

Total	360,856	—	360,856	(207,185)	(123,940)	(26,861)	2,870

As of December 31, 2021:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial liabilities	financial assets
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial assets	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives assets	190,638	—	190,638	(152,313)	(4,491)	(26,894)	6,940

Reverse repurchase agreements	68,486	—	68,486	(4,799)	(63,687)	—	—

Equity instruments (*) (see Note 9.a)	9	—	9	—	(74)	—	(65)

Total	259,133	—	259,133	(157,112)	(68,252)	(26,894)	6,875

(*)   As of December 31, 2021 and 2022, the financial instruments received as collateral in lending transactions amount to 74 million pesos and 1 million pesos, respectively, which are limited to the net equities lent under the aforementioned lending transactions.

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As of December 31, 2022:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives liabilities	235,649	—	235,649	(204,724)	(7,077)	(15,676)	8,172

Repurchase agreements	299,320	—	299,320	(2,461)	(300,467)	—	(3,608)

Short positions	28,762	—	28,762	—	(28,932)	—	(170)

Total	563,731	-	563,731	(207,185)	(336,476)	(15,676)	4,394

As of December 31, 2021:

				Amount not offset in the consolidated balance sheet
		Gross amount of	Net amount of
		financial assets	financial liabilities
		offset in the	presented in the
	Gross amount of	consolidated balance	consolidated	Impact of master	Financial instrument	Cash	Net
	financial liabilities	sheet	balance sheet	netting agreements	collateral	collateral	amount

Financial derivatives liabilities	184,840	—	184,840	(152,313)	(6,375)	(13,222)	12,930

Repurchase agreements	264,260	—	264,260	(4,799)	(265,862)	—	(6,401)

Short positions	19,554	—	19,554	—	(19,702)	—	(148)

Total	468,654	—	468,654	(157,112)	(291,939)	(13,222)	6,381

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

In the estimation of the parameters used for the allowance for impairment losses and for provisions for off-balance sheet risk calculation such as Exposure at Default (EAD), Probability of Default (PD), Loss Given Default (LGD) and discount rate, the Bank leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Bank is aware of the differences between such internal models and IFRS 9 requirements for impairment purposes, as a result, it has focused on adapting to such requirements to the development of its IFRS 9 expected credit loss model.

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

“Observed Default Frequency” is defined as the rate in which loans that were not impaired become credit-impaired in a lifetime period.

The different bands of thresholds for each type of financial asset are shown below.

Commercial loans to large enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<= 0.001746	6
0.001746 - 0.003955	8
0.003955 - 0.006149	10
0.006149 - 0.023039	12
0.023039 - 0.041789	14
>0.041789	16

Commercial loans to real estate

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.015438	4
0.015438 - 0.045128	9
0.045128 - 0.107460	11
0.107460 - 0.136594	17
>0.136594	20

Commercial loans to small and medium-sized enterprises

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.022138	7
0.022138 - 0.037734	9
0.037734 - 0.062950	11
0.062950 - 0.099364	13
0.099364 - 0.131539	23
0.131539 - 0.175113	27
0.175113 - 0.198299	28
0.198299 - 0.281104	29
>0.281104	30

Mortgage loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.058243	14
0.058243 - 0.082909	15
0.082909 - 0.146843	17
0.146843 - 0.164525	18
0.164525 - 0.189841	20
0.189841 - 0.260988	21
0.260988 - 0.350462	25
>0.350462	28

Revolving consumer credit card loans

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.013470	9
0.013470 - 0.022584	12
0.022584 - 0.030918	14
0.030918 - 0.042373	16
0.042373 - 0.051001	22
0.051001 - 0.063232	28
0.063232 - 0.083787	34
0.083787 - 0.106176	40
>0.106176	46

Non-revolving consumer loans (payroll loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.065107	12
0.065107 - 0.084679	15
0.084679 - 0.114538	17
0.114538 - 0.120289	18
0.120289 - 0.144679	19
0.144679 - 0.172172	22
0.172172 - 0.268165	26
>0.268165	30

Non-revolving consumer loans (personal loans)

“Lifetime PD” band at	Increase in “Lifetime PD” at reporting date which
initial recognition (%)	is considered significant (basis points)

<=0.135945	14
0.135945 - 0.172186	15
0.172186 - 0.194727	17
0.194727 - 0.245958	19
0.245958 - 0.26134	23
0.26134 - 0.290297	25
0.290297 - 0.334647	27
>0.334647	29

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

Definition of default and credit-impaired financial assets

The Bank defines a financial asset as in default, when either or both of the following conditions have taken place:

●	The obligor/credit facility is past due more than 90 consecutive days on any material credit obligation (including any amount of principal, interest or fee).
●	There are indications that the obligor/credit facility is unlikely to pay its credit obligations in full, without recourse to actions such as realizing security.

The Bank applies the following criteria to classify financial assets as credit-impaired loans:

●	Retail

In the case of retail exposures, the definition of default may be applied at the level of an obligor for some types of retail exposures and at the level of a credit facility for others (if it is well justified by internal risk management practices such as different business model).

●	Non retail

Non-retail exposure classes must be considered at the obligor level and where the obligor is considered defaulted, all exposures to that obligor should be considered defaulted.

Materiality of credit obligations past due shall be assessed against a materiality threshold that is composed of both an absolute and a relative components (see below specific cases for retail and non-retail exposures).

Where both of those components are breached for more than 90 consecutive days a default would be considered to have occurred. The scope of exposures that must be taken into account in the numerator/ denominator when calculating the materiality threshold is different depending on the level of the definition of default:

●	Where the definition of default is applied at the level of an obligor the components of the materiality threshold should also be applied at the level of an obligor.
●	Where the definition of default is applied at the level of credit facility (retail exposures) the components of the materiality threshold should also be applied at the level of credit facility.
●	In the case of retail exposures, a joint obligor should be treated as a different obligor from each of the individual obligors and therefore, the components of the materiality threshold should be assessed by applying the materiality threshold to all joint credit obligations granted to this specific set of obligors.

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

The assessments performed during the year ended December 31, 2022 have not identified significant changes in facts and circumstances that would require updates on estimation techniques, significant assumptions or methodologies currently employed in the expected credit losses calculation.

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

Expected credit loss measurement considerations related to COVID-19 pandemic

During 2021 and 2020, expected credit losses measurement according to IFRS 9 was challenging given its determination incorporated the estimation of credit events, and their consequential cash shortfalls, based on a probability-weighted approach. In times of heightened uncertainty and stressed economic conditions, these estimations become more difficult. The assessment of the impact of the COVID-19 pandemic on expected credit losses required significant judgment, especially as it was not directly comparable with any similar events and the impact depended on government measures as much as the spread of the virus and its variants.

Expected credit losses are a discounted probability-weighted measurement of expected cash shortfalls either based on credit events arising in the twelve months from the reporting date or based on credit events arising over the lifetime of the financial asset. Lifetime expected credit losses were recognized when there was a significant increase in credit risk on a financial asset.

The IASB had indicated that entities should not continue to apply their existing ECL methodology mechanically.

IFRS 9 requires the application of judgment and required and allowed entities to adjust their approach to determining expected credit losses in different circumstances. The IASB noted that a number of assumptions and linkages underlying the way expected credit losses have been determined no longer hold due to the COVID-19 pandemic environment.

Measurement of expected credit losses and assessment of a significant increase in credit risk were based on reasonable and supportable information that was available without undue cost or effort. Hence, the Bank developed its estimates based on the best available information about past events, current conditions and forecasts of economic conditions and applied certain key IFRS 9 accounting considerations related to the measurement of expected credit losses with the purpose of capturing the effects of the COVID-19 pandemic.

The environment was subject to rapid change, so the Bank continuously monitors updated facts and circumstances as new information becomes available.

IFRS 9 is purposefully designed to be forward-looking, reflecting expectations of future credit events (and resulting cash shortfalls) assessed at the reporting date.

The expected credit losses estimated by the Bank as of December 31, 2022 are based on all reasonable and supportable information including that, which is forward-looking.

During 2020 and 2021, the Bank updated the following forward-looking information in the measurement of the expected credit losses due to the COVID-19 pandemic situation:

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

IFRS 9 required that default definition was applied consistently to all financial instruments unless information becomes available that demonstrates that another default definition was more appropriate for a particular financial instrument to ensure that they reflect current economic conditions of what a default was.

IFRS 9 states that there was a rebuttable presumption that default did not occur later than when a financial asset was ninety days past due unless there was reasonable and supportable information to demonstrate that a more lagging default criterion was more appropriate.

In staging analysis, the Bank did not apply mechanically the identification of a significant increase in credit risk. Assessment of a significant increase in credit risk was based on reasonable and supportable information that is available without undue cost or effort.

The Bank applied a medium-long term approach when assessing the customer’s credit quality and considers if the customer was experiencing temporary financial difficulties in order to determine the correspondent classification (staging). Repayment capacity of the customer in the medium-term was also evaluated.

The Bank monitors the behavior of ratings and in case of atypical movements; implements actions in order to avoid an excessive impact on the expected credit losses.

As of December 31, 2022, considering the positive evolution of the pandemic effects on financial assets, additional credit loss measurement considerations related to COVID-19 pandemic were not necessary.

Post-model adjustments - overlays

During 2020, the Bank decided to recognize a “macroeconomic overlay”, which was calculated with a long-run vision in order to avoid short-term volatility, which was determined from a softening of the macroeconomic scenario that the Bank uses in its annual planning exercise with a three-year horizon.

This “macroeconomic overlay” was calculated under a bottom-up approach, aligned with the ‘business as usual’ (BAU) process of forward-looking calculation, where the sensitivity resulting from the expected credit losses, at a credit level, is distributed for each of the loan portfolios. During the course of 2020 and 2021, the macroeconomic overlay was reversed as a result of the return to normality of the Mexican economy. Accordingly, there are no post-model adjustments as of December 31, 2022.

Details of post-model adjustments for 2020 – overlays is presented in Note 11.d.

Effective guarantees

The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the Bank. The properties include:

i.   Buildings and building elements, distinguishing among:

●	Houses;
●	Offices, stores and multi-purpose premises; and
●	Rest of buildings such as non-multi-purpose premises and hotels.

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

The following represent the most significant factors that could substantially change the estimated expected credit losses:

●	Peso/USD exchange rate, given its substantial influence on operations and profitability.
●	Stock markets, given its considered critical to economic development as it gives companies the ability to quickly access capital from the public.
●	Investment funds, as an indicator of the country´s socio-economic development and therefore in the investors’ confidence.
●	CPI, given its overall relevance for entities’ performance, customers’ purchasing power and economic stability.
●	Loans – Consumer, given its relation to personal income and saving as a source of consumer purchasing power.
●	Unemployment rates, given its significant effect on customers’ ability to meet contractual obligations.
●	GDP growth rates, given their significant effect on borrowers’ performance.
●	Loans – Mortgage, given that change in the real estate market have broader economic implications and vice versa.
●	Real estate housing prices, given its importance as the measure of the rate at which the prices of residential properties purchased by households are changing over time.

The associated impact of these macroeconomic factors and certain portfolio factors on the PD and LGD vary by loan type. Expert judgment has also been applied in this process. Forecasts of these factors (“baseline economic scenario”) are provided by the Bank´s Research and Public Policy area on a periodic basis and offer the best estimate view of the economy over the next three years. After three years, to project these factors out for the full remaining lifetime of each financial asset, a mean reversion approach has been used. With this approach, the projected factors in the long-term will have statistical patterns such as average rate (i.e., for unemployment) or a growth rate (i.e., GDP) over a period of two to five years.

The impact of these factors on the PD, EAD and LGD has been determined by performing statistical regression analysis to understand the impact changes in these factors have had historically on default rates and on the components of LGD and EAD.

In addition to the baseline economic scenario, the Bank´s Research and Public Policy area also provides other possible scenarios along with scenario weightings. The number of other scenarios used is set based on the analysis of each major financial asset type to ensure nonlinearities are considered.

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

The assessment of significant increase in credit risk is performed using the “Lifetime PD” under each of the baseline and the other two scenarios (“upside” and “downside”) multiplied by the associated scenario weighting, along with qualitative and backstop indicators. This determines whether the financial asset is in Stage 1, Stage 2 or Stage 3 and hence whether twelve-month ECL or “Lifetime” ECL should be recognized. Following this assessment, either the Bank measures ECL as a probability weighted twelve-month ECL (Stage 1) or a probability weighted “Lifetime” ECL (Stage 2 and Stage 3). These probability-weighted ECL are determined by running each scenario (“baseline”, “upside” and “downside”), through the relevant ECL model and multiplying it by the appropriate scenario weighting (as opposed to weighting the inputs).

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

The factors used for the ECL estimate as of December 31, 2022 are set out below. The “baseline”, “upside” and “downside” scenarios were used for all financial assets portfolios, except for global corporates for which the Bank applies the same global macroeconomic scenarios as Banco Santander

(Spain). Risk parameters, including a forward-looking add-ons for this portfolio, are provided by Banco Santander (Spain).

		December 31, 2022
Factor	Scenario	December 2022	December 2023	December 2024	December 2025
	Baseline	3.50%	0.18%	1.29%	1.67%
GDP (% year over year)	Upside	3.50%	2.10%	3.92%	2.94%
	Downside	3.50%	(5.16)%	(6.78)%	1.15%
	Baseline	8.37%	5.33%	4.19%	3.87%
CPI (% year over year)	Upside	8.37%	3.74%	2.98%	3.00%
	Downside	8.37%	9.34%	9.77%	6.52%
	Baseline	3.16%	3.37%	3.49%	3.56%
Unemployment rates (% active population)	Upside	3.16%	3.22%	3.18%	3.16%
	Downside	3.16%	4.89%	5.98%	5.69%
	Baseline	20.29	20.86	21.30	21.71
Peso/USD (average of period)	Upside	20.29	19.39	18.94	19.13
	Downside	20.29	27.91	25.27	24.67
	Baseline	10.75%	9.91%	9.53%	9.40%
Loans - Mortgage (% year over year)	Upside	10.75%	11.89%	11.66%	10.88%
	Downside	10.75%	(3.66)%	0.18%	2.85%
	Baseline	13.51%	9.67%	8.35%	7.60%
Loans - Consumer (% year over year)	Upside	13.51%	12.02%	10.90%	10.01%
	Downside	13.51%	(21.23)%	1.06%	4.46%
	Baseline	5.57%	6.52%	6.12%	5.77%
Investment funds (% year over year)	Upside	5.57%	13.24%	10.71%	7.44%
	Downside	5.57%	(6.09)%	(4.24)%	2.58%
	Baseline	7.94%	7.55%	7.55%	7.55%
Real Estate housing prices (% year over year)	Upside	7.94%	10.19%	9.75%	8.64%
	Downside	7.94%	1.76%	1.31%	3.92%
	Baseline	45,195.97	47,546.16	50,018.56	52,619.52
Stock markets (level)	Upside	45,195.97	58,245.08	61,818.33	65,610.78
	Downside	45,195.97	31,696.64	39,901.69	41,811.04

The weightings assigned to each macroeconomic scenario as of December 31, 2021 and 2022 were as follows:

December 31, 2022
Scenario	Weighting

Base	50.0%
Upside	15.0%
Downside	35.0%

December 31, 2021
Scenario	Weighting

Base	55.0%
Upside	15.0%
Downside	30.0%

Sensitivity analysis

The ECL recognized in the consolidated balance sheet as of December 31, 2022 reflects the effect on expected credit losses of a range of possible outcomes, calculated on a probability-weighted basis, according to the scenarios described above. Many of the factors and assumptions used to calculate ECL have a high degree of interdependency and there is not a single factor or assumption to which the ECL, as a whole, are sensitive. The ECL determined by using the “base” scenario, which is used to calculate an unbiased expected credit loss, provides an indication of the overall sensitivity of ECL to different macroeconomic assumptions.

Set out below are the changes to the ECL as of December 31, 2022 that would result from reasonably possible changes in the weightings from the actual assumptions used in the Bank’s macroeconomic scenarios, considering a weightings of 100% for the most favorable scenario and a weighting of 100% for the least favorable scenario:

	Most Favorable	Least Favorable
	Scenario	Scenario

Retail loan portfolio	(19.7)%	17.7%
Non-retail loan portfolio	(16.4)%	14.0%

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

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value.

In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Specifically, property or other non-current assets received by the Bank as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the Bank has decided to make continuing use of these assets.

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

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Bank, the lessee’s incremental borrowing rate is used, being the rate that the Bank would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

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

As of December 31, 2021 and 2022, the Bank did not have any lease agreements with purchase options.

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

ii.   Other intangible assets

Other intangible assets include the amount of identifiable intangible assets.

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

n)   Court proceedings and/or claims in process

At the end of 2021 and 2022, certain court proceedings and claims were in process against the Bank arising from the ordinary course of their operations (see Note 24).

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

w)   Remaining maturity periods

The analysis of the maturities of the balances of certain items in the consolidated balance sheet at 2021 and 2022 year-end is provided in Note 45.

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

As of December 31, 2021 and also for 6 months during 2022, the Bank measured this investment using the equity method (see Note 49).

As of December 31, 2022, the Bank reclassified this investment as a non-current asset held for sale (see Note 13).

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

On August 28, 2020, the SHCP authorized the merger of Banco Santander México as the surviving merging entity with Banco Santander México and Santander Vivienda, as the merged entity, which is extinguished.

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

2021 - Exchange Offers

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

Issuance of unsecured notes at a fixed interest rate

On April 4, 2022, Banco Santander México issued through a national primary public offering unsecured notes for 7 years for an amount of 2,790 million pesos at a fixed annual gross interest rate of 8.72% per year and interest payments every 182 days.

Issuance of unsecured notes at a floating interest rate

On April 4, 2022, Banco Santander México issued through a national primary public offering unsecured notes for 5 years for an amount of 7,100 million pesos at a floating annual gross interest equivalent to TIIE for a term of 28 days plus a surcharge of 0.07% and payment of interest every 28 days.

Issuance of unsecured notes at a floating interest rate

On July 14, 2022, Banco Santander México issued through a national primary public offering unsecured notes for 4 years for an amount of 5,000 million pesos at a floating annual gross interest equivalent to the average one-day funding TIIE plus a surcharge of 0.29% and payment of interest every 28 days.

2022 - Exchange Offers

On October 21, 2022, Banco Santander (Spain) announced its intention to repurchase all of the Serie B shares and American Depositary Shares of Banco Santander México that are not already in its possession.

The Bank expects that the exchange offers will be completed during 2023 and, subsequently, start the delisting of all of the Serie B shares from the Mexican Stock Exchange and of all of the American Depositary Shares from the New York Stock Exchange.

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

The Support Program was active during 2020 and 531,636 loans were registered. As of December 31, 2021 and 2022, there are no loans still participating in the Support Program.

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

Labor reform

On April 23, 2021, a decree (Decree) was published by the Federal Government to regulate labor subcontracting, when a natural or legal person provides its own workers for the benefit of another person.

When the Decree entered into force, various laws were reformed, added and repealed in order to:

i.)	Prohibit the subcontracting of personnel for activities that are part of the corporate purpose and the main activity of the entity, and
ii.)	Allow the subcontracting of services and specialized works that are not part of the corporate purpose or main activity of the entity, as long as certain requirements are met, such as the contractor is registered in the public register with the Ministry of Labor and Social Security (STPS by its Spanish acronym), which is renewed every three years.

In compliance with the Decree, Banco Santander México hired 4,891 employees who provided non-specialized services who previously worked in its subsidiaries and 1,044 of its employees were transferred to some of its subsidiaries.

4.  Distribution of the Bank’s profit and Earnings per share

4.1 Distribution of the Bank’s profit

The distributions of the Bank’s profit ended December 31, 2020, 2021 and 2022 approved by the Board of Directors during the annual general meetings are as follows:

	2020	2021	2022

Profit of the year	18,974	20,801	24,108
Dividends declared	—	4,921	17,878
Dividend per share (pesos)	—	0.73	2.64
Dates of payment		06/18/2021 and	06/28/2022 and
		11/05/2021	07/28/2022

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

Accordingly, basic earnings per share were determined as follows:

	2020	2021	2022

Profit attributable to the Parent	18,974	20,801	24,108
Profit attributable to the Parent (net of non-controlling interest)	18,974	20,801	24,108
Weighted average number of shares outstanding	6,776,640,349	6,775,682,106	6,781,322,904
Basic earnings per share (pesos)	2.80	3.07	3.56

ii.   Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to the Parent and the weighted average number of shares issued, excluding the average number of treasury shares, are adjusted to consider all the dilutive effects inherent to potential shares (see Note 29.d).

Accordingly, diluted earnings per share were determined as follows:

	2020	2021	2022

Profit attributable to the Parent	18,974	20,801	24,108
Profit attributable to the Parent (net of non-controlling interest)	18,974	20,801	24,108
Weighted average number of shares outstanding	6,776,640,349	6,775,682,106	6,781,322,904
Dilutive effect of rights on shares	10,354,008	11,312,251	5,671,453
Adjusted number of shares	6,786,994,357	6,786,994,357	6,786,994,357
Diluted earnings per share (pesos)	2.80	3.06	3.55

5.   Remuneration and other benefit paid to the Bank’s directors, executive officers and other key management personnel

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

During 2022, a new CEO for Banco Santander México was named, two Vice-presidencies of Finance and Retail & Large Companies Banking were created and named, regarding these changes and some company leavers new Heads for Digital and Innovation, Corporate and Investment Banking, Human Resources, Chief Financial Officer, Chief Audit Executive, Corporate Resources and Recovery were named. The Heads of Retail Commercial Banking and Financial Inclusion were included to the Executive Committee.Other than the aforementioned personnel change, there were no significant changes in the Bank’s main key personnel from December 31, 2022 to the date on which these consolidated financial statements were authorized for issue.

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

The aggregate compensation paid to independent directors who were members of the audit committee, the corporate practices, the nominating and compensation committee, the comprehensive risk management committee, the remuneration committee and the Board of Directors of the Bank amounted to 23 million pesos during 2020, 30 million pesos during 2021 and 37 million pesos during 2022, paid as attendance fees.

b)   Remuneration of executive officers

The aggregate amount for compensation and benefits to executive officers amounted to 431 million pesos during 2020, 453 million pesos during 2021 and 504 million pesos during 2022. The main benefits paid to the Bank’s executive officers are: salary, Christmas bonus, vacation bonus, holidays, performance bonus and share-based payments.

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

The total post-employment benefits (including pension plan, medical expenses and life insurance policies) to executive officers amounted to 522 million pesos as of December 31, 2020, 537 million pesos as of December 31, 2021 and 572 million pesos as of December 31, 2022.

d)   Loans to executive officers

The loans granted to executive officers amount to 183 million pesos and 197 million pesos as of December 31, 2021 and 2022, respectively.

6.   Cash and balances with the Central Bank

The breakdown by type of balances of Cash and balances with the Central Bank is as follows:

	12/31/2021	12/31/2022

Cash	26,361	35,143
Central Bank compulsory deposits	23,978	23,978
Deposits in the Central Bank	12,705	13,623
Accrued interest	29	71
	63,073	72,815

Central Bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received from third parties.

As of December 31, 2022 and 2021, the Bank maintained a special deposit in the Central Bank for an amount of 7,700 million pesos based on Circular 9/2020 issued by the Mexican Central Bank on June 13, 2020. Circular 9/2020 allows credit institutions that have Bonos de Regulación Monetaria Reportables (BREMS R) to use these financial instruments to guarantee overdrafts in their account in order to promote the healthy development of the Mexican financial system.

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

7.   Loans and advances to credit institutions

The breakdown by classification, type and currency of the balances of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	12/31/2021	12/31/2022

Classification:
Financial assets at fair value through profit or loss	58,486	102,652
Financial assets at amortized cost	36,492	40,400
	94,978	143,052
Type:
Reciprocal accounts	17,820	17,583
Guarantee deposits - Collateral delivered for OTC financial derivatives transactions (Note 32)	13,234	14,585
Reverse repurchase agreements	58,486	102,652
Other accounts	5,438	8,232
	94,978	143,052
Currency:
Peso	83,382	103,094
USD	11,579	39,759
Other currencies	17	199
	94,978	143,052

As of December 31, 2021 and 2022, 13,234 million pesos and 14,585 million pesos, respectively, of loans and advances to credit institutions, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Loans and advances to credit institutions – Financial assets at amortized cost (see Note 32).

As of December 31, 2021 and 2022, 58,235 million pesos and 102,431 million pesos, respectively, of debt instruments have been received as collaterals in connection with reverse repurchase agreement transactions within Loans and advances to credit institutions (see Note 31).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to credit institutions. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to credit institutions – Financial assets at amortized cost.

8.   Debt instruments

a)   Breakdown

The breakdown by classification, type and currency of the balances of Debt instruments is as follows:

	12/31/2021	12/31/2022

Classification:
Financial assets at fair value through profit or loss	110,975	130,249
Financial assets at fair value through other comprehensive income	390,974	313,906
Financial assets at amortized cost	11,619	22,241
	513,568	466,396
Type:
Mexican government debt securities	336,872	355,658
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	1,509	1,417
Foreign government debt securities	165,955	102,005
Of which:
Collateral delivered for OTC financial derivatives transactions (Note 32)	4,866	—
Brazilian Government Notes	25,744	32,715
US Government Treasury Bills (T-BILLS)	113,155	69,290
US Government Treasury Notes (T-NOTES)	27,056	—
Debt securities issued by financial institutions	5,601	8,492
Other debt securities	5,140	241
	513,568	466,396
Currency:
Peso	310,871	343,790
USD	152,971	79,300
Brazilian Real (BRL)	25,744	32,715
Other currencies	23,982	10,591
	513,568	466,396

The breakdown of Debt instruments classified as at fair value through profit or loss is as follows:

	12/31/2021	12/31/2022

Federal Treasury Securities (CETES)	10,311	9,210
United Mexican States Bonds (UMS)	168	62
Federal Mexican Government Development Bonds (BONDES)	26,132	51,817
M and M10 Mexican Government Bonds (M Bonds)	16,652	15,294
Mexican Bank Saving Protection Bonds (BPATS)	14,161	3,463
Federal Mexican Government Development Bonds in UDIS(1) (UDIBONDS)	8,232	7,587
T-BILLS	13,328	34,324
T-NOTES	11,495	—
Other debt securities	10,496	8,492
	110,975	130,249

(1) UDIS are Unidades de Inversión, a peso-equivalent unit of account indexed for Mexican inflation. As of December 31, 2021 and 2022, one UDI was equal to 7.10823 pesos and 7.64680 pesos, respectively.

As of December 31, 2021 and 2022, 6,375 million pesos and 1,417 million pesos, respectively, of debt instruments, have been pledged in connection with OTC financial derivatives transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss (see Note 32).

As of December 31, 2021, 1,988 million pesos (1,565 million pesos in which the lender was the Central Bank) of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

As of December 31, 2022 there were no debt instruments, have been pledged in connection with securities loan transactions.

As of December 31, 2021 and 2022, 87,653 million pesos and 86,052 million pesos, respectively, of Debt instruments, have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through profit or loss.

The breakdown of Debt instruments classified as at Financial assets at fair value through other comprehensive income is as follows:

	12/31/2021	12/31/2022

UMS	36,573	20,539
M, M3 and M5 Mexican Government Bonds (M Bonds)	197,658	211,518
BPATS	12,250	18,043
UDIBONDS	3,116	3,082
T-BILLS	99,827	34,966
T-NOTES	15,561	—
Brazilian Government Notes	25,744	25,517
Other debt securities	245	241
	390,974	313,906

As of December 31, 2021 and 2022, 103,095 million pesos and 119,213 million pesos, respectively, of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) have been pledged in connection with repurchase agreement transactions, and are classified as restricted assets within Debt instruments – Financial assets at fair value through other comprehensive income.

As of December 31, 2021 and 2022, 17,633 (13,999 million pesos in which the lender was the Central Bank) million pesos and 28,932 million pesos (28,353 million pesos in which the lender was the Central Bank), respectively, of Debt instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Debt instruments – Financial assets at fair value through other comprehensive income.

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

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at fair value through other comprehensive income as of December 31, 2022:

	Fair value
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at fair value through other comprehensive income
Of which:
Mexican government debt instruments	235,139	—	235,139	—	235,139
Foreign government debt instruments	60,483	—	60,483	—	60,483
Debt instruments issued by the Central Bank	18,043	—	18,043	—	18,043
Other fixed-income interest debt instruments	241	—	241	—	241

	313,906	—	313,906	—	313,906

During 2021 and 2022, there were no transfers between levels related to the fair value (neither the corresponding allowance for impairment losses) of Debt instruments – Financial assets at fair value through other comprehensive income.

The breakdown by issuer rating of Debt instruments as of December 31, 2021 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	140,211	140,211	27.30%
A	10,495	296,300	306,795	59.74%
BBB	245	36,741	36,986	7.20%
BB	—	3,832	3,832	0.75%
Below B	—	25,744	25,744	5.01%
	10,740	502,828	513,568	100%

The breakdown by issuer rating of Debt instruments as of December 31, 2022 is as follows:

	Private
	Debt	Sovereign Debt	Total	%

AAA	—	69,290	69,290	14.86%
A	8,492	332,845	341,337	73.19%
BBB	241	20,601	20,842	4.47%
BB	—	2,211	2,211	0.47%
Below B	—	32,716	32,716	7.01%
	8,733	457,663	466,396	100%

As of December 31, 2021 and 2022, BBB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2021 and 2022, BB ratings balance includes mainly sovereign exposures in Mexico.

As of December 31, 2022, Below B ratings balance includes mainly debt instruments issued by Brazilian Government Notes.

The breakdown of Debt instruments classified as at Financial assets at amortized cost is as follows:

	12/31/2021	12/31/2022

Special CETES	3,831	2,211
Bonos de Regulación Monetaria Reportables - (BREMS R)	7,788	7,799
MX and MX Mexican Government Bonds (M Bonds)	—	1,666
CETES	—	2,375
UDIBONDS	—	992
Brazilian Government Bonds	—	7,198
	11,619	22,241

Type:
Unquoted	3,831	2,211
Quoted	7,788	20,030

As of December 31, 2021 and 2022, 7,709 million pesos and 7,720 million pesos, respectively, of BREMS R issued by the Mexican Central Bank have been pledged in connection with repurchase agreement transactions and are classified as restricted assets within Debt instruments – Financial assets at amortized cost.

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at amortized cost as of December 31, 2021:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	11,619	—	11,619	—	11,619

The following is a breakdown of the gross carrying amount of Debt instruments – Financial assets at amortized cost as of December 31, 2022:

	Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3	Total

Financial assets at amortized cost
Of which:
Mexican government debt instruments	7,244	—	7,244	—	7,244
Foreign government debt instruments	7,198	—	7,198	—	7,198
Debt instruments issued by the Mexican Central Bank	7,799	—	7,799	—	7,799

	22,241	—	22,241	—	22,241

During 2021 and 2022, there were no transfers between stages related to the gross carrying amount of Debt instruments – Financial assets at amortized cost.

b)   Changes

The changes in Debt instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2020	2021	2022

Beginning balance	233,463	355,321	390,974
Net additions/(disposals)	119,141	43,105	(70,267)
Valuation adjustments	3,560	(6,724)	(6,705)
Amounts reclassified to the consolidated income statement	(843)	(728)	(96)
Balance at year-end	355,321	390,974	313,906

c)   Allowance for impairment losses

The following is a breakdown of the allowance for impairment losses of Debt instruments classified at fair value through other comprehensive income as of December 31, 2021:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	39	—	—	39	—
Of which:
Mexican government debt instruments	38	—	—	38	—
Other fixed-income interest debt instruments	1	—	—	1	—

	39	—	—	39	—

The following is a breakdown of the allowance for impairment losses of Debt instruments classified at fair value through other comprehensive income as of December 31, 2022:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Written-off financial assets

Financial assets at fair value through other comprehensive income	22	—	—	22	—
Of which:
Mexican government debt instruments	22	—	—	22	—
Other fixed-income interest debt instruments	1	—	—	1	—

	22	—	—	22	—

The change in the allowance for impairment losses of Debt instruments – Financial assets at fair value through other comprehensive income during 2021 and 2022, amounts to (52) million pesos and (17) million pesos, respectively.

There were no allowance for impairment losses recognized during 2021 and 2022, related to Debt instruments – Financial assets at amortized cost.

d)   Other information

Note 45.a contains a breakdown of the remaining maturity periods of Financial assets at fair value through other comprehensive income - Debt Instruments. Additionally, Note 45.d includes the fair value amounts of these assets classified as Debt instruments – Financial assets at amortized cost.

9.   Equity instruments

a)   Breakdown

The breakdown by classification and type of Equity instruments is as follows:

	12/31/2021	12/31/2022

Classification:
Financial assets at fair value through profit or loss	2,764	4,063
Financial assets at fair value through other comprehensive income	799	697
	3,563	4,760
Type:
Shares of Mexican companies	3,563	4,760
	3,563	4,760

As of December 31, 2021 and 2022, 74 million pesos and 1 million pesos, respectively, of equity instruments have been received as guarantees and/or collateral in connection with the securities loan transactions within Equity instruments – Financial assets at fair value through profit or loss (see Note 31).

As of December 31, 2021 and 2022, 81 million pesos and 410 million pesos, respectively, of equity instruments, have been pledged in connection with securities loan transactions and are classified as restricted assets within Equity instruments – Financial assets at fair value through profit or loss.

Note 45.a contains a breakdown of the remaining maturity periods of these assets.

b)   Changes

The changes in Equity instruments – Financial assets at fair value through other comprehensive income, were as follows:

	2020	2021	2022

Beginning balance as of January 1	642	768	799
Write-off of equity instruments	—	—	63
Net additions/(disposals)	—	148	(147)
Valuation adjustments	126	(117)	(18)
Balance at year-end	768	799	697

Note 28.a includes a breakdown of the valuation adjustments recognized in other comprehensive income under Valuation adjustments – Financial assets at fair value through other comprehensive income.

10. Trading derivatives (assets and liabilities) and Short positions

a)   Trading derivatives

The breakdown by type of inherent risk of the fair value of Trading derivatives arranged by the Bank is as follows (see Note 32):

	12/31/2021		12/31/2022

	Assets	Liabilities	Assets	Liabilities

Interest rate risk	95,607	94,515	159,830	166,198
Currency risk	83,653	80,189	68,812	62,773
Market price risk	130	1,974	174	2,217
	179,390	176,678	228,816	231,188

Note 45.a contains a breakdown of the remaining maturity periods of Trading derivatives.

b)   Short positions

Following is a breakdown of the carrying amount of Short positions:

	12/31/2021	12/31/2022

Securities loans:
Debt instruments	19,109	28,345
Equity instruments	14	318
	19,123	28,663
Short sales:
Debt instruments	431	99
	19,554	28,762

Note 45.a contains a breakdown of the remaining maturity periods of these liabilities.

11. Loans and advances to customers

a)   Detail

The detail by classification of Loans and advances to customers in the consolidated balance sheets is as follows:

	12/31/2021	12/31/2022

Financial assets at fair value through profit or loss	10,000	19,207
Financial assets at fair value through other comprehensive income	4,056	946
Financial assets at amortized cost	736,997	797,716
	751,053	817,869
Of which:
Before allowance for impairment losses	772,088	839,521
Allowance for impairment losses	(21,035)	(21,652)
	751,053	817,869

As of December 31, 2021 and 2022, 6,261 million pesos and 6,530 million pesos, respectively, of Loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets, and are classified as restricted assets within Loans and advances to customers (see Note 32).

Note 45.a includes a breakdown of the remaining maturity of Loans and advances to customers. Additionally, Note 45.d includes the fair value amounts of these assets classified as Loans and advances to customers – Financial assets at amortized cost.

b)   Breakdown

The following is a breakdown by loan type, borrower sector, geographical area of residence and interest rate of the Loans and advances to customers. This breakdown reflects the Bank’s exposure to credit risk in its core business, disregarding the allowance for impairment losses:

	12/31/2021	12/31/2022

By loan type:
Commercial, financial and industrial loans	344,684	362,069
Public sector loans	85,189	84,583
Mortgage loans	189,854	205,242
Reverse repurchase agreements	10,000	19,207
Installment loans to individuals -
Revolving consumer credit card loans	52,089	63,782
Non-revolving consumer loans	67,619	83,435
Impaired loans	22,653	21,203
	772,088	839,521
By borrower sector:
Public sector	85,256	84,583
Individuals	326,117	374,707
Communications and transportation	35,756	34,757
Construction	37,232	30,864
Manufacturing	52,176	53,302
Services	123,078	137,525
Tourism	18,278	20,840
Other sectors	94,195	102,943
	772,088	839,521
By geographical area:
Mexico	772,088	839,521
	772,088	839,521
By interest rate:
Fixed rate	359,178	332,396
Floating rate	412,910	507,125
	772,088	839,521

c)   Valuation adjustments for impairment of Loans and advances to customers

The following is a breakdown of the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost as of December 31, 2021:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at fair value through other comprehensive income	4,063	—	4,063	—	4,063
Of which:
Commercial, financial and industrial loans	4,063	—	4,063	—	4,063

Financial assets at amortized cost	698,089	37,283	735,372	22,653	758,025
Of which:
Commercial, financial and industrial loans	322,835	17,786	340,621	9,870	350,491
Public sector loans	83,788	1,401	85,189	67	85,256
Mortgage loans	178,822	11,032	189,854	9,725	199,579
Installment loans to individuals -	112,644	7,064	119,708	2,991	122,699
Revolving consumer credit card loans	48,556	3,533	52,089	1,328	53,417
Non-revolving consumer loans	64,088	3,531	67,619	1,663	69,282

(*) As of December 31, 2021, there were no POCI financial assets.

The following is a breakdown of the gross carrying amount Loans and advances to customers – Financial assets at amortized cost and Loans and advances to customers – Financial assets at fair value through other comprehensive income as of December 31, 2022:

	Fair value/Gross carrying amount
	Stage 1	Stage 2	Subtotal	Stage 3 (*)	Total

Financial assets at fair value through other comprehensive income	946	—	946	—	946
Of which:
Commercial, financial and industrial loans	946	—	946	—	946

Financial assets at amortized cost	752,073	46,092	798,165	21,203	819,368
Of which:
Commercial, financial and industrial loans	339,283	21,840	361,123	5,587	366,710
Public sector loans	84,583	—	84,583	—	84,583
Mortgage loans	193,339	11,903	205,242	11,867	217,109
Installment loans to individuals -	134,868	12,349	147,217	3,749	150,966
Revolving consumer credit card loans	58,196	5,586	63,782	1,175	64,957
Non-revolving consumer loans	76,672	6,763	83,435	2,574	86,009

(*) As of December 31, 2022, there were no POCI financial assets.

The following is a breakdown of the transfers of Loans and advances to customers – Financial assets at amortized cost between stages as of December 31, 2021:

	Gross carrying amount
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2021	620,543	70,531	21,909	712,983
Transfers:
Transfer from Stage 1 to Stage 2	(13,356)	13,356	—	—
Transfer from Stage 1 to Stage 3	(6,050)	—	6,050	—
Transfer from Stage 2 to Stage 3	—	(7,787)	7,787	—
Transfer from Stage 2 to Stage 1	20,699	(20,699)	—	—
Transfer from Stage 3 to Stage 2	—	2,013	(2,013)	—
Transfer from Stage 3 to Stage 1	1,102	—	(1,102)	—

Remaining in same Stage	(44,490)	(4,783)	19,608	(29,665)
Financial assets derecognized during the period other than write-offs	(274,147)	(17,278)	(3,311)	(294,736)
Originated financial assets	412,352	—	—	412,352
Write-offs	—	—	(26,477)	(26,477)
Other movements	(18,564)	1,930	202	(16,432)
As of December 31, 2021	698,089	37,283	22,653	758,025

The following is a breakdown of the transfers of Loans and advances to customers – Financial assets at amortized cost between stages as of December 31, 2022:

	Gross carrying amount
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2022	698,089	37,283	22,653	758,025
Transfers:
Transfer from Stage 1 to Stage 2	(23,492)	23,492	—	—
Transfer from Stage 1 to Stage 3	(6,921)		6,921	—
Transfer from Stage 2 to Stage 3	—	(6,508)	6,508	—
Transfer from Stage 2 to Stage 1	6,169	(6,169)	—	—
Transfer from Stage 3 to Stage 2	—	5,390	(5,390)	—
Transfer from Stage 3 to Stage 1	907	—	(907)	—

Remaining in same Stage (*)	(48,693)	(2,221)	13,515	(37,399)
Financial assets derecognized during the period other than write-offs	(202,136)	(5,204)	(2,985)	(210,325)
Originated financial assets	327,309	—	—	327,309
Write-offs	—	—	(19,169)	(19,169)
Other movements	841	29	57	927
As of December 31, 2022	752,073	46,092	21,203	819,368

(*) Includes mainly payments of principal and accrued interest.

Transfers between stages

●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 2 to Stage 1 amounting 6,169 million pesos, resulted in a decrease in the allowance for impairment losses of 437 million pesos. The main driver of the change is the increase in the “Lifetime PD” used to determine the allowance for impairment losses.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 3 to Stage 2 amounting 5,390 million pesos, result in a decrease in the allowance for impairment losses of 1,293 million pesos. The change is not significant because “Lifetime PD” is used to determine the allowance for impairment losses for both stages.
●	The change in the gross carrying amount of Loans and advances to customers – Financial assets at amortized cost that were transferred from Stage 3 to Stage 1 amounting 907 million pesos, result in a decrease in the allowance for impairment losses of 67 million pesos. The main driver of the change is the use of a twelve-month PD instead of a “Lifetime PD”.
●	The gross carrying amount of financial instruments originated in 2022 that amounts to 327,309 million pesos, results in an increase in the allowance for impairment losses of 3,185 million pesos.

d)   Allowance for impairment losses

The changes in the allowance for impairment losses on Loans and advances to customers were as follows:

	2020	2021	2022

Beginning balance as of January 1	(21,970)	(25,551)	(21,035)

Impairment losses on financial assets at amortized cost (*)	(25,184)	(21,949)	(19,782)
Impairment losses on financial assets at fair value through other comprehensive income	—	(7)	—
Write-offs	21,590	26,477	19,169
Others	13	(5)	(4)
Balance at year-end	(25,551)	(21,035)	(21,652)

Of which:
By geographical location of risk:
Mexico	(25,551)	(21,035)	(21,652)

(*)

The amount of Impairment losses on financial assets at amortized cost presented in the consolidated income statement is net of recoveries of loans previously written-off and recovery expenses in the amount of 3,453 million pesos in 2020, 2,720 million pesos in 2021 and 3,699 million pesos in 2022.

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

During 2021, the macroeconomic and impairment overlays were consumed or reversed; accordingly, there are no post-model adjustments or overlays as of December 31, 2021.

The following is a breakdown of the allowance for impairment losses and the write-offs as of December 31, 2021:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Write-offs

Financial assets at fair value through other comprehensive income
Of which:
Commercial, financial and industrial loans	(7)	—	—	(7)	—

Financial assets at amortized cost	(5,764)	(5,149)	(10,115)	(21,028)	(26,477)
Of which:
Commercial, financial and industrial loans	(1,715)	(1,509)	(4,899)	(8,123)	(9,259)
Public sector loans	(66)	—	(58)	(124)	—
Mortgage loans	(640)	(991)	(2,873)	(4,504)	(1,572)
Installment loans to individuals -	(3,343)	(2,649)	(2,285)	(8,277)	(15,646)
Revolving consumer credit card loans	(1,498)	(1,338)	(1,016)	(3,852)	(8,396)
Non-revolving consumer loans	(1,845)	(1,311)	(1,269)	(4,425)	(7,250)

The following is a breakdown of the allowance for impairment losses and the write-offs as of December 31, 2022:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total	Write-offs

Financial assets at amortized cost	(7,013)	(6,541)	(8,098)	(21,652)	(19,169)
Of which:
Commercial, financial and industrial loans	(1,377)	(1,385)	(2,769)	(5,531)	(5,130)
Public sector loans	(38)	—	—	(38)	—
Mortgage loans	(676)	(809)	(2,749)	(4,234)	(2,894)
Installment loans to individuals -	(4,922)	(4,347)	(2,580)	(11,849)	(11,145)
Revolving consumer credit card loans	(2,020)	(2,060)	(780)	(4,860)	(5,670)
Non-revolving consumer loans	(2,902)	(2,287)	(1,800)	(6,989)	(5,475)

The contractual amount outstanding of Loans and advances to customers written-off during 2022 that are still subject to enforcement activities, amounts to 19,169 million pesos.

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

The following is a breakdown of the transfers of the allowance for impairment losses of Loans and advances to customers between stages as of December 31, 2022:

	Allowance for impairment losses
	Stage 1	Stage 2	Stage 3	Total

Beginning balance as of January 1	5,771	5,149	10,115	21,035

As of January 1, 2022
Transfers:
Transfer from Stage 1 to Stage 2	(511)	3,409	—	2,898
Transfer from Stage 1 to Stage 3	(257)	—	2,800	2,543
Transfer from Stage 2 to Stage 3	—	(980)	1,620	640
Transfer from Stage 2 to Stage 1	90	(527)	—	(437)
Transfer from Stage 3 to Stage 2	—	277	(1,570)	(1,293)
Transfer from Stage 3 to Stage 1	20	—	(87)	(67)

Financial assets derecognized during the period other than write-offs	(1,203)	(534)	9,807	8,070
Contracts remaining at the same stage	(121)	(282)	4,582	4,179
Write-offs	—	—	(19,169)	(19,169)
Originated financial assets	3,185	—	—	3,185
Foreign exchange and other movements	39	29	—	68

As of December 31, 2022	7,013	6,541	8,098	21,652

e)   Impaired loans

The breakdown of the changes in the balance of Loans and advances to customers – Financial assets at amortized cost that are credit-impaired is as follows:

	2020	2021	2022

Beginning balance	17,952	21,909	22,653
Additions	37,216	32,526	27,001
Transfers to performing loans	(11,669)	(5,305)	(9,282)
Written-off loans	(21,590)	(26,477)	(19,169)
Balance at year-end	21,909	22,653	21,203

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

The breakdown between no past due and past due as of December 31, 2022 of the balance of Loans and advances to customers – Financial assets at amortized cost that are considered to be credit-impaired, is as follows:

		With Balances Past Due by
	With no Past
	Due Balances
	or Less than 3
	Months Past				More than 12
	Due	3 to 6 Months	6 to 9 Months	9 to 12 Months	Months	Total

By type of loan:
Commercial, financial and industrial loans	3,691	1,470	156	46	224	5,587
Mortgage loans	5,793	1,705	669	581	3,119	11,867
Installment loans to individuals
Of which:
Revolving consumer credit card loans	614	561	—	—	—	1,175
Non-revolving consumer loans	1,086	1,487	1	—	—	2,574
	11,184	5,223	826	627	3,343	21,203

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

A breakdown of renegotiated loans during the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Year Ended 12/31/2020				For the Year Ended 12/31/2021				For the Year Ended 12/31/2022
	Performing loans				Performing loans				Performing loans
	Due to				Due to				Due to
	Concerns				Concerns				Concerns
	About				About				About
	Current or				Current or				Current or
	Potential	Due to			Potential	Due to			Potential	Due to
	Credit	Other	Impaired		Credit	Other	Impaired		Credit	Other	Impaired
	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total	Deterioration	Factors	Loans	Total

Commercial, financial and industrial loans	2,158	—	912	3,070	5,918	—	4,299	10,217	7,978	—	2,549	10,527
Mortgage loans	356	—	329	685	217	—	356	573	159	—	157	316
Installment loans to individuals	1,627	—	272	1,899	380	—	1,183	1,563	977	—	510	1,487
	4,141	—	1,513	5,654	6,515	—	5,838	12,353	9,114	—	3,216	12,330
Percentage	73%	—	27%	100%	53%	—	47%	100%	74%	—	26%	100%

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

See Note 48 b) 1.7 Recovery and collections management for additional information regarding renegotiated loans.

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

See Note 48.b) 4.3 Credit risk mitigation techniques, for additional information regarding credit risk mitigation.

The breakdown is as follows:

		12/31/2021
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	290,365	195,268	95,097	26,919	68,178	—	—	—
Financial assets at fair value through other comprehensive income	390,974	390,974	—	—	—	—	—	—
Financial assets at amortized cost:	758,025	222,505	535,520	—	—	90,584	200,815	15,039
Of which:
Loans and advances to credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	758,025	222,505	535,520	—	—	90,584	200,815	15,039
Commercial, financial and industrial loans	350,491	88,047	262,444	—	—	53,290	21,136	15,039
Public sector loans	85,256	27,762	57,494	—	—	34,763	—	—
Mortgage loans	199,579	2,290	197,289	—	—	2,501	161,422	—
Installment loans to individuals:
Revolving consumer credit card loans	53,417	53,417	—	—	—	—	—	—
Non-revolving consumer loans	69,282	50,989	18,293	—	—	30	18,257	—
Debt instruments	—	—	—	—	—	—	—	—
Guarantees and loan commitments	91,329	91,329	—	—	—	—	—	—
	1,530,693	900,076	630,617	26,919	68,178	90,584	200,815	15,039
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.
(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.
(3)	Public sector loan rights are guaranteed by Mexican government entities.

		12/31/2022
		Maximum Exposure
	Maximum	to Credit Risk (1)		Collaterals		Other Credit Enhancements
	Exposure to			Cash Collateral	Collateralized by
	Credit Risk	Unsecured	Secured	Received	Securities	Collection Rights (3)	Real Estate (2)	Guarantees

Financial assets at fair value through profit or loss	359,065	208,265	150,800	26,861	123,939	—	—	—
Financial assets at fair value through other comprehensive income	313,906	313,906	—	—	—	—	—	—
Financial assets at amortized cost:	—	—	—	—	—	15,391	319,879	3,290
Of which:
Loans and advances to credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	—	—	—	—	—	15,391	319,879	3,290
Commercial, financial and industrial loans	366,710	86,996	279,714	—	—	11,617	86,858	3,155
Public sector loans	84,583	21,785	62,798	—	—	—	-	—
Mortgage loans	217,109	2,586	214,523	—	—	—	—	—
Installment loans to individuals:
Revolving consumer credit card loans	64,957	64,957	—	—	—	—	—	—
Non-revolving consumer loans	86,009	60,359	25,650	—	—	3,774	233,021	135
Debt instruments	—	—	—	—	—	—	—	—
Guarantees and loan commitments	—	—	—	—	—	—	—	—
	672,971	522,171	150,800	26,861	123,939	15,391	319,879	3,290
(1)	Correspond to loans and advances to customers and available lines of credit cards and non-revolving consumer loans in the first column (Maximum Exposure to Credit Risk) that are secured by collaterals and other credit enhancements disclosed in the table. As such, unsecured amounts are the amounts that are not covered by any collateral or other credit enhancement. The secured amounts may differ from the total collaterals and other credit enhancements as certain loans and advances to customers are secured by multiple credit enhancements.
(2)	Appraisals to support estimated fair value of the real estate collaterals are obtained at loan origination.

(3)	Public sector loan rights are guaranteed by Mexican government entities.

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

Credit quality information by rating category

The tables below represent the classification by rating category of commercial loans (except SME) and public sector loans and their related guarantees and loan commitments not recognized in the consolidated balance sheet:

	12/31/2021
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	—	1,623	11,593	31,990	39,440	72,625	79,781	25,216	8,934	5,643	2,361	386	1,041	118	101	14,391	295,243
Public sector loans	—	—	—	—	—	—	9,069	20,912	4,877	7,600	37,876	4,862	—	—	67	—	—	—	—	—	85,263
	—	—	—	—	—	1,623	20,662	52,902	44,317	80,225	117,657	30,078	8,934	5,643	2,428	386	1,041	118	101	14,391	380,506

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	518	—	—	2,940	14,668	3,521	8,066	13,690	7,372	2,621	1,744	72	878	4	—	—	—	—	—	829	56,923
Loan commitments	—	—	—	1	863	186	29	297	3,795	10,579	6,352	826	3	1,021	62	—	23	—	—	494	24,531
	518	—	—	2,941	15,531	3,707	8,095	13,987	11,167	13,200	8,096	898	881	1,025	62	—	23	—	—	1,323	81,454
	518	—	—	2,941	15,531	5,330	28,757	66,889	55,484	93,425	125,753	30,976	9,815	6,668	2,490	386	1,064	118	101	15,714	461,960

	12/31/2022
																				Not
Rating Category	9.3	9.2	9.0	8.5	8.0	7.5	7.0	6.5	6.0	5.5	5.0	4.5	4.0	3.5	3.0	2.5	2.0	1.5	1.0	Rated	Total

Commercial loans (except SME)	—	—	—	—	17	8,898	46,807	42,193	44,885	69,468	48,240	19,490	7,577	6,688	7,152	1,237	1,079	195	588	9,825	314,339
Public sector loans	—	—	—	—	—	—	13,995	18,495	9,296	3,673	34,351	1,761	3,013	—	—	—	—	—	—	—	84,584
	—	—	—	—	17	8,898	60,802	60,688	54,181	73,141	82,591	21,251	10,590	6,688	7,152	1,237	1,079	195	588	9,825	398,923

Financial instruments not recognized in the consolidated balance sheet:
Guarantees	493	—	—	2,738	16,668	12,789	10,067	16,796	6,529	3,046	1,194	4,020	—	—	—	500	3	—	—	475	75,318
Loan commitments	—	—	—	38	1,078	415	1,229	8,754	7,488	3,519	1,667	1,430	164	60	674	15	—	2	623	503	27,659
	493	—	—	2,776	17,746	13,204	11,296	25,550	14,017	6,565	2,861	5,450	164	60	674	515	3	2	623	978	102,977
	493	—	—	2,776	17,763	22,102	72,098	86,238	68,198	79,706	85,452	26,701	10,754	6,748	7,826	1,752	1,082	197	1,211	10,803	501,900

The tables below represent the classification by rating category of commercial loans (SME), mortgage loans, revolving consumer credit card loans and non-revolving consumer loans and their related commitments not recognized in the consolidated balance sheet:

	12/31/2021
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	42,503	4,625	1,280	1,216	2,216	1,140	626	1,784	494	—	55,884
Mortgage loans	142,698	7,628	6,759	14,994	2,071	5,031	5,815	5,297	3,548	—	193,841
Revolving consumer credit card loans	15,144	19,831	6,711	1,939	1,419	2,653	2,260	2,388	1,061	—	53,406
Non-revolving consumer loans	25,365	5,316	18,785	7,352	3,599	2,262	2,135	889	2,701	—	68,404
	225,710	37,400	33,535	25,501	9,305	11,086	10,836	10,358	7,804	—	371,535

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	45,805	9,709	1,938	832	592	656	505	257	134	—	60,428
Guarantees	66	—	—	—	—	—	—	—	—	—	66
Loan commitments	—	—	—	—	—	—	—	—	—	—	—
	45,871	9,709	1,938	832	592	656	505	257	134	—	60,494
	271,581	47,109	35,473	26,333	9,897	11,742	11,341	10,615	7,938	—	432,029

	12/31/2022
Rating Category	A-1	A-2	B-1	B-2	B-3	C-1	C-2	D	E	Not Rated	Total

Commercial loans (SME)	31,683	10,255	1,668	835	2,694	1,096	697	1,809	506	—	51,243
Mortgage loans	173,202	10,483	5,998	3,667	1,233	3,806	6,172	4,795	1,452	—	210,808
Revolving consumer credit card loans	18,487	24,566	8,026	2,325	1,691	2,890	2,643	2,817	904	—	64,349
Non-revolving consumer loans	33,280	5,470	24,082	9,212	3,685	2,474	2,419	1,141	2,993	—	84,756
	256,652	50,774	39,774	16,039	9,303	10,266	11,931	10,562	5,855	—	411,156

Financial instruments not recognized in the consolidated balance sheet:
Available lines of credit cards and non-revolving consumer loans	54,908	11,316	2,196	1,072	682	738	658	342	177	—	72,089
Guarantees	—	—	—	—	—	—	—	—	—	—	—
Loan commitments	64	32	4	—	—	—	7	—	—	—	107
	54,972	11,348	2,200	1,072	682	738	665	342	177	—	72,196
	311,624	62,122	41,974	17,111	9,985	11,004	12,596	10,904	6,032	—	483,352

i)    Securitization

Loans and advances to customers includes the securitized loans transferred to third parties on which the Bank has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable IFRS, cannot be derecognized. As of December 31, 2021 and 2022, there were no securitized loans retained in the consolidated balance sheet related to securitized mortgage assets.

Securitization is used as a tool for diversifying the Bank’s liquidity sources. The Bank had not performed any securitization in 2020, 2021 and 2022. This securitization corresponds to a transaction performed by the merged entity Santander Vivienda in 2006.

12. Hedging derivatives

The Bank, as part of its financial risk management strategy and for reducing mismatches in the accounting treatment of its transactions, enters into interest rate and foreign currency hedging financial derivatives, depending on the nature of the hedged risk.

In line with its objective, the Bank classifies its hedges into the following categories:

-	Cash flow hedges: hedging the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction.
-	Fair value hedges: hedging the exposure to changes in the fair value of assets or liabilities attributable to an identified hedged risk.

a)   Breakdown

The breakdown by type of hedge of the financial derivatives qualifying for hedge accounting is as follows:

	12/31/2021		12/31/2022
	Assets	Liabilities	Assets	Liabilities

Fair value hedges	1,468	7,018	4,923	3,205
Cash flow hedges	9,780	1,144	5,258	1,256
	11,248	8,162	10,181	4,461

b)   Quantitative information

Fair value hedges

As of December 31, 2021, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	1,867	1,867	Peso	Loans - Interest rate risk

IRS	47,047	47,047	Peso	M Bonds - Interest rate risk

CCS	4	1	USD	Loans - Interest rate and foreign exchange risk

CCS	17,744	819	Euro	UMS - Interest rate and foreign exchange risk

CCS	7,824	398	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	1,895	405	UDI	UDIBONDS - Interest rate and inflation risk

As of December 31, 2022, the hedging financial derivative positions are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	1,600	1,600	Peso	Loans - Interest rate risk

IRS	6,500	6,500	Peso	Unsecured notes - Interest rate risk

IRS	2,731	2,731	Peso	Promissory notes - Interest rate risk

IRS	117,701	117,701	Peso	M Bonds - Interest rate risk

CCS	9,887	447	Euro	UMS - Interest rate and foreign exchange risk

CCS	7,824	398	USD	UMS - Interest rate and foreign exchange risk

CCS	1,492	58	Pound sterling	UMS - Interest rate and foreign exchange risk

CCS	1,895	405	UDI	UDIBONDS - Interest rate and inflation risk

The fair value hedges carried out by the Bank are extended in certain cases up to the year 2034.

For 2020, 2021 and 2022, the effect of valuation for the period of the financial derivative instruments for fair value hedging purposes recognized in the consolidated income statement is included under Gains/(losses) on financial assets and liabilities (net) of (6,884) million pesos, 8,746 million pesos and 5,225 million pesos, respectively (see Note 39).

For 2020, 2021 and 2022, the effect of valuation arising from the risk being hedged of the hedged items for fair value hedging purposes recognized in the consolidated income statement is included Gains/(losses) on financial assets and liabilities (net) of 6,427 million pesos, (9,278) million pesos and (4,903) million pesos, respectively (see Note 39).

Each of these hedging financial derivative instruments is presented in the consolidated balance sheet under Hedging derivatives.

Cash flow hedges

As of December 31, 2021, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

IRS	7,311	7,311	Peso	Unsecured notes - Interest rate risk

CCS	523	41	USD	Loans - Foreign exchange risk

CCS	491	29	Euro	Loans - Foreign exchange risk

CCS	11,125	543	USD	Senior Unsecured Notes - Foreign exchange risk

CCS	519	25	Euro	UMS - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

Forward Fx-BRL	28,787	8,295	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	36,171	1,466	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2022, the positions in financial derivatives for cash flow hedging purposes are as follows:

		Nominal
		(Million in
	Nominal	Transaction	Transaction
	(Million Pesos)	Currency)	Currency	Hedged Item and Risk Hedged

CCS	174	14	USD	Loans - Foreign exchange risk

CCS	351	21	Euro	Loans - Foreign exchange risk

CCS	260	10	Pound sterling	UMS - Foreign exchange risk

CCS	911	50	USD	UMS - Foreign exchange risk

CCS	7,196	1,917	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-BRL	16,425	5,187	BRL	Brazilian Government Notes - Foreign exchange risk

Forward Fx-USD	33,353	1,342	USD	Brazilian Government Notes - Foreign exchange risk

As of December 31, 2021 included in other comprehensive income under Valuation adjustments – Cash flow hedges, were (6) million pesos (see Note 28), which refer to the accumulated unamortized gain (net of the related deferred tax effect) of hedging financial derivatives for which hedge accounting was discontinued. Such balances are being reclassified based on the original terms of the forecast transactions. The term of such reclassifying extends through the year 2022. The remaining amount of Valuation adjustments – Cash flow hedges reflected in other comprehensive income consists of accumulated unrealized gain or loss on effective cash flow hedges currently in effect.

The cash flow hedges entered into by the Bank are extended in certain cases up to the year 2025 for Brazilian Government Notes and for Loans and advances to customers and up to the year 2026 for UMS.

A reconciliation of Valuation adjustments – Cash flow hedges is as follows:

	2020	2021	2022

Balance at January 1	(276)	(569)	414
Valuation adjustments	(376)	1,394	(1,224)
Amounts reclassified to consolidated income statement	(43)	11	8
Of which:
Income from cash flow hedging financial derivatives and discontinued cash flow hedge accounting	(43)	11	8
Cash flow hedges ineffectiveness (Note 39)	—	—	—
Income taxes	126	(422)	365
Balance at December 31	(569)	414	(437)

As of December 31, 2022, the breakdown of the estimated cash flows of the cash flow hedges that are expected to be reclassified from other comprehensive income to the consolidated income statement is as follows:

		Between 3 Months and	Between 1 Year and 5
	Less than 3 Months	1 Year	Years	More than 5 Years	Total

Cash flows to be received	13	40	21	—	74
Cash flows to be paid	(242)	(205)	(234)	(17)	(698)

Note 45.a contains a breakdown of the remaining maturity periods of hedging financial derivatives.

13. Non-current assets held for sale

a)   Breakdown

The breakdown by type of non-current assets held for sale is as follows:

	2021	2022

Foreclosed assets	773	1,429
Investment held for sale	—	1,586
	773	3,015

b)   Foreclosed assets

In 2020, 2021 and 2022, the Bank recognized from the sale of foreclosed assets a gain of 9 million pesos, a gain of 20 million pesos and a loss of 70 million pesos, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations (net) in the consolidated income statement.

For the year ended December 31, 2020 and 2021 the Bank recognized an impairment loss of 119 million pesos and 27 million pesos respectively, under Impairment losses on other assets (net) in the consolidated income statement.

During 2022, the Bank has not recognized any impairment loss in the consolidated income statement

The changes in foreclosed assets in the consolidated balance sheet were as follows:

Foreclosed Assets

Balances at January 1, 2021	551
Additions	559
Disposals	(310)
Impairment losses	(27)
Balances at December 31, 2021	773
Additions	812
Disposals	(156)
Impairment losses	—
Balances at December 31, 2022	1,429

c)   Investment held for sale

After Santander Merchant Platform Solutions México, S.A. de C.V. (SMPS México) was authorized to operate as a Participant in Disposal Networks (Participante en Redes de Medios de Disposición) in its capacity as Acquirer, Banco Santander México entered into an agreement with PagoNxt Merchant Solutions, S.L. and PagoNxt, S.L. on August 29, 2022 to sell the Bank´s 49% of participation in SMPS México represented by 1,139,735,235 common shares, at a sale price of 1,948 million pesos. This transaction is part of the global strategy of Banco Santander (Spain) to consolidate the acquiring business.

This transaction will take effect once all the necessary regulatory approvals have been obtained, the Bank expects to obtain them during fiscal year 2023.

The amount presented in the consolidated balance sheets represents the net book value of the 49% of participation in SPMS Mexico.

14.  Tangible assets

a)   Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

Tangible Assets

Cost:
Balances at January 1, 2021	23,087
Additions	2,450
Disposals	(187)
Balances at December 31, 2021	25,350
Additions	3,314
Disposals	(491)
Balances at December 31, 2022	28,173

Accumulated depreciation:
Balances at January 1, 2021	(10,881)
Additions	(2,032)
Disposals	183
Balances at December 31, 2021	(12,730)
Additions	(2,227)
Disposals	491
Balances at December 31, 2022	(14,466)

Balances at December 31, 2021	12,620
Balances at December 31, 2022	13,707

As of December 31, 2022, there are no restrictions on title and no tangible assets have been pledged as collateral for liabilities.

b)   Breakdown by asset class

		Accumulated
	Cost	Depreciation	Carrying Amount

Buildings	14,640	(7,522)	7,118
IT equipment and fixtures	6,922	(3,355)	3,567
Furniture and vehicles	3,226	(1,853)	1,373
Other fixtures	562	—	562
Balances at December 31, 2021	25,350	(12,730)	12,620

Buildings	15,638	(8,494)	7,144
IT equipment and fixtures	7,609	(4,020)	3,589
Furniture and vehicles	3,479	(1,952)	1,527
Other fixtures	1,447	—	1,447
Balances at December 31, 2022	28,173	(14,466)	13,707

15.  Leases

a)   Right-of-use assets

Lease information with the Bank as lessee is as follows:

	Branch	Furniture
	offices	and vehicles	Total
Balances at January 1, 2021	5,435	208	5,643
Remeasurement of right-of-use assets	551	—	551
Additions in right-of-use assets	663	63	726
Disposals	(1,542)	(95)	(1,637)
Depreciation	(108)	—	(108)
Balances at December 31, 2021	4,999	176	5,175
Remeasurement of right-of-use assets	669	—	669
Additions in right-of-use assets	2,372	—	2,372
Depreciation	(1,651)	(125)	(1,776)
Disposals	(176)	—	(176)
Balances at December 31, 2022	6,213	51	6,264

b)   Lease liabilities

Following is an analysis of activity in Lease liabilities as of December 31, 2022:

Amount

Balances at January 1, 2021	6,131
Interest expense	646
New contracts	725
Remeasurement on leases liabilities	350
Disposals	(103)
Payments	(2,033)
Balances at December 31, 2021	5,716
Interest expense	530
New contracts	2,372
Remeasurement on leases liabilities	679
Disposals	(57)
Payments	(2,275)
Balances at December 31, 2022	6,965

The following table sets out a maturity analysis of lease payments:

December 31, 2022
Maturity analysis - contractual undiscounted cash flows
Less than one year	2,001
One to three years	3,086
Three to five years	2,038
More than five years	1,999
Total undiscounted lease liabilities at December 31, 2022	9,124
Lease liabilities at December 31, 2022	6,965

Current	1,700
Long-term	5,265

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

d)   Additional information

December 31, 2022
Amounts recognized in the consolidated income statement:
Interest expense on lease liabilities	530
Expense relating to short-term leases	10
Expense relating to leases of low-value assets that are not shown above as short-term leases	761
Expense relating to variable lease payments not included in lease liabilities	—
Cash flows from lease liabilities:
Total leases cash flows	(771)

16.  Intangible assets – Goodwill

As of December 31, 2021 and 2022, Goodwill amounted to 1,734 million pesos.

a)   Impairment test

The main assumptions used in the calculation of the impairment of Goodwill are as follows:

Hypotheses

Basis of valuation	Value in use: discounted cash flows
Period of projection of cash flows(1)	10 years
Perpetual cash flow	(2)
Discount rate(6)	12.39%
Of which:
Cost of Equity(3)	17.47%
Cost of Debt(4)	10.70%
Equity Structure(5)	25% Equity / 75% Debt
(1)	The period of projections of cash flows are prepared using internal budgets and growth plans of Banks’ Management, based on historical data, market expectations and conditions such as industry growth and inflation.

(2)	The perpetual cash flow has been calculated based on the following formula over the last cash flow estimated [D*(1+g)//i-g)]*(1+i)˄-n, where:
●	D = Last estimated cash flow,
●	g = Perpetual growth (0%),
●	i = Discount rate, and
●	n= Number of year of last estimated cash flow.
(3)	The Cost of Equity has been calculated based on the following formula Rf+(ß*Pr), where:
●	Rf = Risk free rate (9.08%),
●	β = Beta (0.909), and
●	Pr = Equity Risk Premium (9.23%).
(4)	The Cost of Debt has been calculated based on the actual pre-tax financing cost of the Bank.
(5)	The Equity Structure has been calculated based on the following formula: Equity/(Total Liability+Equity). The Debt Structure has been calculated based on the following formula: Debt/(Total Liability+Equity).
(6)	The Discount rate has been calculated based on the following formula: (Cost of Equity*Equity Structure) + (Cost of Debt*Debt Structure).

The assumptions used in performing the interim impairment test were updated to reflect the best approximation of market behavior. As of December 2021 and 2022, the recoverable value of the CGU is higher than its book value.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s Management in 2020, 2021 and 2022, the Bank has not recognized any impairment losses on Goodwill.

17.  Intangible assets - Other intangible assets

a)   Changes

The changes in Other intangible assets in the consolidated balance sheet were as follows:

Intangible Assets
with Finite Useful Life

Cost:
Balances at January 1, 2021	19,237
Additions	3,371
Disposals	(344)
Balances at December 31, 2021	22,264
Additions	3,940
Disposals	—
Balances at December 31, 2022	26,204

Accumulated amortization and impairment:
Balances at January 1, 2021	(12,364)
Additions	(2,566)
Disposals	343
Balances at December 31, 2021	(14,587)
Additions	(2,670)
Disposals	—
Balances at December 31, 2022	(17,257)
Balances at December 31, 2021	7,677
Balances at December 31, 2022	8,947

b)   Breakdown

The breakdown of Other intangible assets in the consolidated balance sheet is as follows:

	Estimated		Accumulated	Carrying
	Useful Life	Cost	Amortization	Amount
IT developments	3 years	22,176	(14,536)	7,640
Others	10 years	88	(51)	37
Balances at December 31, 2021		22,264	(14,587)	7,677

IT developments	3 years	26,117	(17,198)	8,919
Others	10 years	87	(59)	28
Balances at December 31, 2022		26,204	(17,257)	8,947

As of December 31, 2021 and 2022, there are no intangible assets with restricted title or intangible assets pledged as security for liabilities.

18. Other assets

The breakdown of Other assets is as follows:

	12/31/2021	12/31/2022

Credit and debit card operating balances	2,421	1,341
Insurance commission receivables	1,436	1,682
Prepaid expenses	812	681
Other	5,457	7,477
	10,126	11,181

The following is a breakdown by maturity of Other assets as of December 31, 2022:

	Current	More than 30 days less than 60	More than 60 days less than 90	More than 90 days	Total

Credit and debit card operating balances	1,220	66	39	16	1,341
Insurance commission receivables	129	60	84	1,409	1,682
Prepaid expenses	681	—	—	—	681
Other	5,456	1,200	349	1,644	8,649

Expected credit loss rate	4%	0%	7%	28%
Gross carrying amount	7,486	1,326	472	3,069	12,353
Lifetime expected credit losses	(269)	(5)	(33)	(865)	(1,172)

Balances at December 31, 2022	7,217	1,321	439	2,204	11,181

19. Deposits from the Central Bank and Deposits from credit institutions

The breakdown by classification, type and currency of Deposits from the Central Bank and Deposits from credit institutions is as follows:

	12/31/2021	12/31/2022

Classification:
Financial liabilities at fair value through profit or loss	40,848	53,873
Financial liabilities at amortized cost	169,955	164,110
	210,803	217,983
Type:
Reciprocal accounts	13,373	12,870
Time deposits	5,471	3,559
Overnight deposits	26,164	13,589
Repurchase agreements	132,621	152,629
Other accounts	33,072	35,258
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	26,919	24,720
Others	6,153	10,538
Accrued interest	102	78
	210,803	217,983
Currency:
Peso	177,336	187,050
USD	33,424	30,902
Other currencies	43	31
	210,803	217,983

As of December 31, 2022, Deposits from credit institutions of 24,720 million pesos, have been received in connection with OTC financial derivatives transactions (see Note 32).

Note 45.a includes a breakdown of the remaining maturity periods of Deposits from the Central Bank and Deposits from credit institutions. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Deposits from the Central Bank and Deposits from credit institutions – Financial liabilities at amortized cost.

20. Customer deposits

The breakdown by classification, type and currency of the balance of Customer deposits is as follows:

	12/31/2021	12/31/2022

Classification:
Financial liabilities at fair value through profit or loss	114,078	119,769
Financial liabilities at amortized cost	777,886	808,529
	891,964	928,298
Type:
Repurchase agreements	131,639	146,691
Demand deposits:
Current accounts	541,257	538,409
Other deposits	22,760	22,972
Of which:
Collateral received for OTC financial derivatives transactions (Note 32)	—	2,141
Others	22,760	20,831
Time deposits:
Fixed-term deposits	195,431	218,316
Accrued interest	877	1,910
	891,964	928,298
Currency:
Peso	798,976	833,323
USD	92,987	94,975
Other currencies	1	—
	891,964	928,298

As of December 31, 2022 and 2021, there were no transactions in connection with OTC financial derivatives transactions (see Note 32).

Note 45.a includes a breakdown of the remaining maturity periods of Customer deposits. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Customer deposits – Financial liabilities at amortized cost.

21. Marketable debt securities

a)   Breakdown

The breakdown by classification, type and currency of issue of Marketable debt securities is as follows:

	12/31/2021	12/31/2022

Classification:
Financial liabilities at fair value through profit or loss	259	520
Financial liabilities at amortized cost	101,423	134,393
	101,682	134,913
Type:
Certificates of deposit (unsecured)	2,628	36,426
Senior Unsecured Notes	56,801	34,469
Structured bank bonds	981	2,851
Promissory notes	13,543	25,988
Unsecured bonds	27,729	35,179
	101,682	134,913
Currency:
Peso	44,687	99,189
USD	56,995	35,724
	101,682	134,913

Note 45.a includes a breakdown of the remaining maturity periods of Marketable debt securities. In addition, Note 45.d contains the fair value amounts of these liabilities classified as Marketable debt securities – Financial liabilities at amortized cost.

b)   Changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss

The changes in Marketable debt securities classified as Financial liabilities at fair value through profit or loss were as follows:

	2021	2022

Beginning balance	1,363	259
Issues	197	471
Of which:
Structured bank bonds	197	471
Of which:
Banco Santander México	197	471
Redemptions	(1,315)	(169)
Of which:
Structured bank bonds	(1,315)	(169)
Of which:
Banco Santander México	(1,315)	(169)
Changes in fair value	14	(41)
Balance at year-end	259	520

c)   Changes in Marketable debt securities classified as Financial liabilities at amortized cost

The changes in Marketable debt securities classified as Financial liabilities at amortized cost were as follows:

	2021	2022

Beginning balance	130,754	101,423
Issues	1,197,521	1,601,167
Of which:
Certificates of deposit (unsecured)	3,347	36,475
Structured bank bonds	20,880	26,711
Promissory notes	1,163,294	1,523,091
Unsecured bonds	10,000	14,890
Of which:
Banco Santander México	1,197,521	1,601,168
Redemptions	(1,228,486)	(1,565,677)
Of which:
Certificates of deposit (unsecured)	(35,156)	(2,824)
Structured bank bonds	(20,956)	(25,135)
Senior Unsecured Notes	—	(19,603)
Promissory notes	(1,166,674)	(1,510,804)
Unsecured bonds	(5,700)	(7,311)
Of which:
Banco Santander México	—	(1,565,677)
Santander Vivienda	(1,228,486)	—
Accrued interest	(42)	131
Effect of changes in foreign exchange rates	1,676	(2,651)
Balance at year-end	101,423	134,393

d)   Other disclosures

As of December 31, 2021, the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	500	01/21/2022	5.71%
Certificates of deposit (unsecured)	2,000	02/14/2022	5.22%
Certificates of deposit (unsecured)	3	03/31/2022	5.00%
Certificates of deposit (unsecured)	21	04/20/2022	5.47%
Certificates of deposit (unsecured)	50	07/21/2022	5.19%
Certificates of deposit (unsecured)	3	03/09/2022	0.01%
Certificates of deposit (unsecured)	19	03/18/2022	0.01%
Certificates of deposit (unsecured)	25	03/01/2022	0.01%
	2,621
Accrued interest	7
	2,628

Senior Unsecured Notes	20,508	11/09/2022	4.13%
Senior Unsecured Notes	35,888	04/17/2025	5.38%
	56,396
Accrued interest	405
	56,801

Structured bank bonds(*)	7	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	56	03/17/2022	TIIE
Structured bank bonds(*)	2	03/17/2022	TIIE
Structured bank bonds(*)	39	11/16/2022	TIIE
Structured bank bonds(*)	80	12/02/2022	TIIE
Structured bank bonds(*)	57	01/21/2026	TIIE
Structured bank bonds(*)	17	01/21/2026	TIIE
Structured bank bonds	11	01/12/2022	9.69%
Structured bank bonds	28	01/10/2022	8.61
Structured bank bonds	10	01/10/2022	12.10%
Structured bank bonds	45	01/12/2022	9.08%
Structured bank bonds	45	01/25/2022	9.28%
Structured bank bonds	56	06/24/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	201	08/30/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	09/27/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	127	11/01/2022	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	31	01/04/2022	6.70%
Structured bank bonds	62	01/06/2022	3.50%
Structured bank bonds	31	01/12/2022	6.77%
Structured bank bonds	10	01/18/2022	10.00%
Structured bank bonds	10	01/21/2022	4.08%
	979
Transaction costs and accrued interest (net)	2
	981

Promissory notes	76	01/04/2021	5.40%
Promissory notes	6,000	01/15/2021	5.50%
Promissory notes	5,900	01/15/2021	5.50%
Promissory notes	1,000	01/15/2021	5.50%
Promissory notes	20	03/16/2021	5.50%
Promissory notes	500	01/13/2021	4.25%
	13,496
Accrued interest	47
	13,543

Unsecured bonds	2,850	04/04/2022	TIIE + 10 basis points
Unsecured bonds	4,461	05/06/2022	TIIE + 15 basis points
Unsecured bonds	3,500	11/25/2025	TIIE + 5 basis points
Unsecured bonds	7,150	03/30/2026	8.95%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	6,500	11/21/2028	8.08%
	27,461
Accrued interest	268
	27,729
(*)	Marketable debt securities classified as financial liabilities at fair value through profit or loss.

As of December 31, 2022, the balance of the issues performed by the Bank is as follows:

	Amount	Maturity Date	Rate

Certificates of deposit (unsecured)	2,500	11/13/2023	10.82%
Certificates of deposit (unsecured)	2,500	10/13/2023	10.33%
Certificates of deposit (unsecured)	1,100	09/14/2023	10.79%
Certificates of deposit (unsecured)	3,000	08/17/2023	10.28%
Certificates of deposit (unsecured)	1,500	08/17/2023	10.69%
Certificates of deposit (unsecured)	50	07/20/2023	10.23%
Certificates of deposit (unsecured)	300	06/22/2023	10.79%
Certificates of deposit (unsecured)	1,100	06/14/2023	10.71%
Certificates of deposit (unsecured)	1,000	06/08/2023	10.74%
Certificates of deposit (unsecured)	1,000	06/07/2023	10.67%
Certificates of deposit (unsecured)	3,000	06/02/2023	10.32%
Certificates of deposit (unsecured)	2,000	05/16/2023	9.98%
Certificates of deposit (unsecured)	2,000	05/16/2023	10.30%
Certificates of deposit (unsecured)	3,000	05/05/2023	10.32%
Certificates of deposit (unsecured)	2,000	03/22/2023	10.71%
Certificates of deposit (unsecured)	1,000	03/01/2023	10.27%
Certificates of deposit (unsecured)	2,000	02/16/2023	10.71%
Certificates of deposit (unsecured)	2,000	02/02/2023	10.30%
Certificates of deposit (unsecured)	850	02/03/2023	10.30%
Certificates of deposit (unsecured)	1,000	01/18/2023	10.69%
Certificates of deposit (unsecured)	1,000	01/13/2023	10.73%
Certificates of deposit (unsecured)	2,000	01/05/2023	10.28%
Certificates of deposit (unsecured)	43	03/31/2023	2.00%
Certificates of deposit (unsecured)	3	03/08/2023	2.20%
Certificates of deposit (unsecured)	312	04/10/2023	0.10%
Certificates of deposit (unsecured)	11	02/16/2023	2.20%
	36,269
Accrued interest	157
	36,426

Senior Unsecured Notes	34,141	04/17/2025	5.38%
Accrued interest	328
	34,469

	Amount	Maturity Date	Rate
Structured bank bonds	86	01/18/24	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	190	10/03/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	09/21/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	09/14/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	46	09/12/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	151	08/01/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	15	07/26/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	24	07/17/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	201	07/03/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	16	05/23/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	05/02/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	35	04/24/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	12	04/10/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	126	04/03/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	93	03/27/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	9	06/19/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	52	03/13/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	86	03/01/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	16	02/27/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	67	02/08/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	01/13/23	16.00%
Structured bank bonds	78	02/07/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	39	01/30/23	Guaranteed rate subject to foreign exchange rate
Structured bank bonds	10	01/06/23	14.00%
Structured bank bonds	10	03/09/23	8.00%
Structured bank bonds	88	02/07/23	11.20%
Structured bank bonds	137	02/10/23	10.50%
Structured bank bonds	38	01/18/23	5.50%
Structured bank bonds	40	01/17/23	12.40%
Structured bank bonds	10	01/04/23	8.00%
Structured bank bonds	68	02/01/23	10.20%
Structured bank bonds	29	01/05/23	8.90%
Structured bank bonds	88	01/13/23	12.10%
Structured bank bonds	12	01/06/23	14.50%
Structured bank bonds	5	01/11/23	9.60%
Structured bank bonds	10	01/06/23	19.40%
Structured bank bonds	20	01/06/23	10.00%
Structured bank bonds	88	01/06/23	10.85%
Structured bank bonds	10	01/12/23	14.00%
Structured bank bonds	10	01/17/23	10.95%
Structured bank bonds	27	01/13/23	16.60%
Structured bank bonds	10	01/06/23	11.45%
Structured bank bonds	10	01/13/23	13.70%
Structured bank bonds	20	01/05/23	9.00%
Structured bank bonds	10	01/17/23	8.00%
Structured bank bonds	26	01/13/23	13.00%
Structured bank bonds	10	01/12/23	11.70%
Structured bank bonds	10	01/05/23	11.45%
Structured bank bonds	20	01/06/23	18.45%
Structured bank bonds	19	01/06/23	16.90%
Structured bank bonds	10	01/17/23	12.40%
Structured bank bonds	20	01/05/23	33.80%
Structured bank bonds	5	01/03/23	13.00%
Structured bank bonds	10	01/13/23	12.25%
Structured bank bonds	10	01/03/23	5.20%
Structured bank bonds	17	01/21/26	TIIE
Structured bank bonds	58	01/21/26	TIIE
Structured bank bonds	23	02/21/25	Invesco QQQ Trust Series 1 (QQQ)
Structured bank bonds	62	08/27/24	Guaranteed rate subject to S&P 500
Structured bank bonds	32	12/14/23	Guaranteed rate subject to S&P 500
Structured bank bonds	16	12/20/23	Guaranteed rate subject to S&P 500
Structured bank bonds	12	09/29/23	Guaranteed rate subject to S&P 500
Structured bank bonds	200	05/31/23	TIIE
Structured bank bonds	114	03/07/23	TIIE
Structured bank bonds	10	01/03/23	Guaranteed rate subject to S&P 500
	2,863
Transaction costs and accrued interest (net)	(12)
	2,851

Promissory notes	4,266	05/31/2023	10.91%
Promissory notes	129	03/31/2023	8.37%
Promissory notes	1,860	02/22/2023	7.44%
Promissory notes	465	02/23/2023	7.44%
Promissory notes	281	01/20/2023	7.40%
Promissory notes	3,800	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	2,900	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	4,000	01/13/2023	10.50%
Promissory notes	82	01/02/2023	10.40%
	25,783
Accrued interest	205
	25,988

Unsecured bonds	5,000	07/09/2026	TIIE + 29 basis points
Unsecured bonds	4,600	03/30/2026	8.95%
Unsecured bonds	6,500	11/21/2028	8.08%
Unsecured bonds	3,000	09/01/2026	7.19%
Unsecured bonds	2,550	03/30/2026	8.95%
Unsecured bonds	2,790	03/26/2029	8.72%
Unsecured bonds	7,100	03/29/2027	TIIE + 7 basis points
Unsecured bonds	3,500	11/25/2025	TIIE + 5 basis points
	35,040
Accrued interest	139
	35,179

(*) Marketable debt securities classified as financial liabilities at fair value through profit or loss.

22. Subordinated liabilities

a)	Breakdown

The breakdown of the balance of Subordinated liabilities is as follows:

				12/31/2022
				Outstanding
				Issue Amount	Annual
Type	Currency of Issue	12/31/2021	12/31/2022	in Foreign Currency	Interest Rate (%)

Subordinated Additional Tier I Capital Notes - 2021	USD	14,355	13,656	700,000,000	4.63
Subordinated Additional Tier I Capital Notes - 2016	USD	10,254	—	—	—
Tier II Subordinated Capital Notes - 2018	USD	27,034	25,728	1,300,000,000	5.95
	Balance at year-end	51,643	39,384

Note 45.a includes a breakdown of the remaining maturity of Subordinated liabilities. Additionally, Note 45.d includes the fair value amounts of these liabilities.

b)   Changes

The changes in Subordinated liabilities were as follows:

	2021	2022
Beginning balance (million USD)	1,817	2,518
Issues	700	—
Redemptions	—	(500)
Transaction costs and accrued interest	1	1
Balance at year-end (million USD)	2,518	2,019
Exchange rate per one USD at December 31	20.5075	19.5089
Balance at year-end (million pesos)	51,643	39,384

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

During 2022, the position of 2016 Subordinated Additional Tier I Capital Notes was settled.

2018 Tier II Subordinated Notes

On October 1, 2018, Banco Santander México issued debt securities denominated as Tier II Subordinated Notes in the amount of USD 1,300 million equivalent to 1,300,000 securities with a nominal value of USD 1,000 each with a ten-year maturity (October 30, 2028) and with an option to be prepaid in year five. The instruments were issued in accordance with Rule 144A and Regulation S of the US Securities Act of 1933. Interest will be paid semiannually, on April 1 and October 1, respectively, beginning April 30, 2020. The instruments bear interest at an initial annual interest rate of 5.95% per year during the first five years.

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

			Non-cash changes
	January 1, 2022	Cash flows	Accrued	Transaction	Foreign exchange	December 31, 2022
Type			interest	costs	movements

Subordinated Additional Tier I Capital Notes	14,355	—	—	—	(699)	13,656
Subordinated Additional Tier I Capital Notes	10,254	(10,251)	—	—	(3)	—
Tier II Subordinated Capital Notes	27,034	(1,548)	1,550	11	(1,319)	25,728
Balances at	51,643	(11,799)	1,550	11	(2,021)	39,384

As of December 31, 2022, the Bank paid 919 million pesos related to interests on the Subordinated Additional Tier I Capital Notes, which were recognized against Accumulated reserves within Shareholders’ equity in the consolidated balance sheet.

23. Other financial liabilities

The breakdown of Other financial liabilities is as follows:

	12/31/2021	12/31/2022

Trade payables	1,388	966
Collection accounts:
Taxes payable	1,210	1,367
Financial transactions pending settlement	10,504	10,898
Other financial liabilities	4,136	6,242
	17,238	19,473

Note 45.a includes a breakdown of the remaining maturity periods of Other financial liabilities. In addition, Note 45.d contains the fair value amounts of these liabilities.

The breakdown of Financial transactions pending settlement is as follows:

	12/31/2021	12/31/2022

Mexican government securities	6,217	10,280
CETES	2,426	491
UDIBONDS	1,861	102
Equity instruments	—	25
	10,504	10,898

The breakdown of Other financial liabilities is as follows:

	12/31/2021	12/31/2022

Retentions related to loans (*)	2,479	2,385
Other payable account	1,657	3,857
	4,136	6,242
(*)	These amounts correspond to temporary retention accounts for customers that have their payroll deposits with the Bank and to whom the Bank has granted a loan.

24. Provisions

a)   Breakdown

The breakdown of Provisions is as follows:

	12/31/2021	12/31/2022

Provisions for pensions and similar obligations	7,499	8,158
Provisions for tax and legal matters	2,141	3,009
Provisions for off-balance sheet risk	1,108	1,539
Other provisions	41	225
	10,789	12,931

b)   Changes

The changes in Provisions were as follows:

	2020					2021					2022
	Provisions		Provisions			Provisions	Provisions	Provisions			Provisions	Provisions	Provisions
	for Pensions	Provisions	for Off-			for Pensions	for Tax and	for Off-			for Pensions	for Tax and	for Off-
	and Similar	for Tax and	Balance-	Other		and Similar	Legal	Balance-	Other		and Similar	Legal	Balance-	Other
	Obligations	Legal Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total	Obligations	Matters	Sheet Risk	Provisions	Total

Balance at the beginning of year	6,406	1,558	1,075	65	9,104	7,433	1,898	1,232	41	10,604	7,499	2,141	1,108	41	10,789
Additions charged (credited) to net income:
Interest expense and similar charges	442	—	—	—	442	475	—	—	—	475	569	—	—	—	569
Personnel expenses – Defined Benefit Plan	273	—	—	—	273	260	—	—	—	260	222	—	—	—	222
Personnel expenses – Defined Contribution Plan (Note 42)	488	—	—	—	488	483	—	—	—	483	555	—	—	—	555
Other	256	—	—	—	256	252	—	—	—	252	251	—	—	—	251
Actuarial (gains)/losses recognized in the year in other comprehensive income	995	—	—	—	995	79	—	—	—	79	483	—	—	—	483
Period provisions	—	586	157	(20)	723	—	295	(124)	—	171	—	1,069	431	184	1,684
Contributions from the employer	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments to pensioners and pre-retirees with a charge to internal provisions	(881)	—	—	—	(881)	(921)	—	—	—	(921)	(901)	—	—	—	(901)
Other payments	—	(246)	—	—	(246)	—	(52)	—	—	(52)	—	(201)	—	—	(201)
Payments to Defined Contribution Plan	(475)	—	—	—	(475)	(468)	—	—	—	(468)	(206)	—	—	—	(206)
Recognition of pension obligations from acquisition of Santander Tecnología México	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers and other changes	(71)	—	—	(4)	(75)	(94)	—	—	—	(94)	(314)	—	—	—	(314)
Balances at the end of year	7,433	1,898	1,232	41	10,604	7,499	2,141	1,108	41	10,789	8,158	3,009	1,539	225	12,931

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

The Bank recognized as Administrative expenses – Personnel expenses in the consolidated income statement the amounts of 488 million pesos, 483 million pesos and 555 million pesos in 2020, 2021 and 2022, respectively (see Note 42), related to contributions payable to the defined contribution retirement benefit plan.

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

Provisions for defined benefit post-employment plan, which benefits include a pension and medical expenses plan, severance payments and seniority premiums, amounted to 7,393 million pesos and 8,088 million pesos As of December 31, 2021 and 2022, respectively.

The investment fund of the defined benefit post-employment plan was 1,943 million pesos and 1,680 million pesos as of December 31, 2021 and 2022, respectively. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. Plan assets in 2021 and 2022 consist of debt and equity instruments. The Bank believes that equities offer the best returns over the long-term with an acceptable level of risk.

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

As of December 31, 2021 and 2022, approximately 0.5% of the Bank’s employees were enrolled still in the defined benefit pension plan while the rest of the employees were enrolled in the defined contribution pension plan.

As of December 31, 2021 and 2022, approximately 73% and 81% of the Bank’s employees enrolled in the defined contribution pension plan have been included in the “Retirement Medical Coverage Plan”. Employees that start working for the Bank on August 16, 2014 and later, do not have the option to be enrolled in the “Retirement Medical Coverage Plan” because they are registered in the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social, or IMSS by its Spanish acronym) as their medical coverage. In addition, they have a medical insurance provided by the Bank that covers its major medical expenses.

The breakdown of Provisions for pensions and similar obligations is as follows:

	12/31/2021	12/31/2022

Provisions for post-employment plans
Of which: Defined benefit pension plan	7,393	8,088
Provisions for defined contribution pension plan	106	70
	7,499	8,158

The amount of the defined benefit obligations was determined using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: The most significant actuarial assumptions used in the calculations were as follows:

	Defined Benefit Pension Plan
	12/31/2021	12/31/2022

Annual discount rate	8.0%	9.0%
Mortality tables	EMSSA 2009 (Gen)	EMSSA 2009 (Gen)
Expected return on plan assets	8.0%	9.0%
Cumulative annual INPC growth	3.5%	3.5%
Annual salary increase rate	4.5%	4.5%
Annual minimum salary increase rate	3.5%	3.5%
Medical cost trend rates	6.0%	6.0%

The determination of the discount rate considers the term and performance of Mexican government bonds.

3.	The estimated retirement age of each employee is the first year in which the employee is entitled to retire or the agreed-upon age, as appropriate. The retirement age is 65 years.

The funding status of the defined benefit obligations is as follows:

	Defined Benefit
	Pension Plan
	12/31/2021	12/31/2022

Present value of the obligations:
Pension plan	2,447	2,326
Post-employment benefits	6,153	6,646
Long-term benefits	736	796
	9,336	9,768
Less:
Fair value of plan assets	(1,943)	(1,680)

Provisions – Provisions for pensions	7,393	8,088
Of which:
Internal provisions for pensions	7,393	8,088

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Defined Benefit
	Pension Plan
	2020	2021	2022

Current service cost	273	260	222
Interest cost (net)	442	475	569
Other	256	252	251
	971	987	1,042

The changes in the present value of the accrued defined benefit obligations were as follows:

	Defined Benefit
	Pension Plans
	2021	2022

Present value of the obligations at the beginning of year	9,528	9,336
Current service cost (Note 42)	260	222
Interest cost	613	713
Benefits paid	(1,116)	(1,107)
Actuarial (gains)/losses	146	604
Personnel transfer	(95)	—
Other	—	—
Present value of the obligations at the end of year	9,336	9,768

The changes in the fair value of plan assets were as follows:

	Defined Benefit
	Pension Plan
	2021	2022

Fair value of plan assets at the beginning of year	2,186	1,943
Actual return on plan assets	(48)	14
Transfer of funds to defined contribution plan	—	(71)
Benefits paid	(195)	(206)
Fair value of plan assets at the end of year	1,943	1,680

The fair value of the plan assets is determined based on quoted market prices in active markets.

The major categories of plan assets as a percentage over the total plan assets are as follows:

	Defined Benefit
	Pension Plan
	12/31/2021	12/31/2022

Equity instruments	35%	38%
Cash and debt instruments	65%	62%

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

●	If the discount rate were fifty basis points higher (lower), the defined benefit obligation would decrease by 430 million pesos (increase by 473 million pesos).
●	If the medical cost trend rate were fifty basis points higher (lower), the defined benefit obligation would increase by 231 million pesos (decrease by 210 million pesos).

●	If the annual salary growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 13 million pesos (decrease by 12 million pesos).
●	If the annual INPC growth increases (decreases) by 0.50%, the defined benefit obligation would increase by 14 million pesos (decrease by 14 million pesos).
●	If the mortality increases (decreases) by two years for men and women, the defined benefit obligation would decrease by 61 million pesos (increase by 58 million pesos).

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

Under such agreement, these insured persons would not affect the Bank’s net worth in the future, since the risks were transferred to Principal. However, in order to recognize the Bank’s legal obligation to its retirees in the consolidated balance sheet, the Bank recognizes the projected benefit obligation of the insured retirees surrendered to Principal under Provisions - Provisions for pensions and similar obligations, and a long-term account receivable with Principal, which is recognized also under Provisions - Provisions for pensions and similar obligations for the funds that it transferred thereto. The amount of the projected benefits obligation was calculated at the close of the year based on the estimates used for labor liabilities and the remaining personnel. As of December 31, 2021 and 2022, such liability was 723 and 696 million pesos, respectively. For presentation purposes, the arrangement has not impact on net assets as the asset and liability are offset.

e)   Provisions for tax and legal matters

i.   Tax-related proceedings

The Bank is a party to various tax claims for which it has recognized total provisions of 424 million pesos and 239 million pesos as of December 31, 2021 and 2022, respectively.

ii.  Other tax issues

The Bank operated until December 31, 2018 a branch in Nassau, Bahamas through which it carried out tax-free operations principally involving financial derivative instruments. The Mexican Tax Administration Service (Servicio de Administración Tributaria) reviewed the operations of the Nassau branch and determined that the Bank is liable for Mexican withholding taxes. During December 2009, the Bank negotiated a settlement with the Mexican Tax Administration Service for cumulative back withholding taxes on transactions carried out from 2004 through 2009. The Bank made settlement payments of 1 million pesos in 2020, 1 million pesos in 2021 and 1 million pesos in 2022.

iii.  Non-tax-related proceedings

As of December 31, 2021 and 2022, the Bank has recognized provisions for the amounts of 1,443 million pesos and 2,557 million pesos, respectively, which are based on the opinion of internal and external legal advisers; Bank’s Management has assessed losses to be probable. Bank’s Management considers such provisions adequate and, based on its best estimates, does not believe that actual losses will vary materially from the recognized provisions.

Additionally, during 2012 the daughters of Mr. Roberto Garza Sada, María del Carmen, Gabriela and Viviana Garza Delgado (Mrs. Garza Delgado), filed a lawsuit against the Bank, the Group and others (the defendants) arguing that the defendants acted negligently as trustee of a trust. The trust assets consisted of shares of Alfa, S.A.B. de C.V. (Alfa), the same ones that were delivered during 1999 in accordance with the instructions established by Mr. Roberto Garza in the trust agreement. Mrs. Garza Delgado believe that their rights were violated, alleging that the transfer of Alfa's shares was not valid.

In March 2017, the defendants obtained a favorable first instance resolution, acquitting them of any obligation, which was confirmed by judgment in April 2018. However, a legal support was granted in favor of Mrs. Garza Delgado, ordering Banco Santander México to deliver the Alfa shares as well as pay damages, dividends and other losses. Banco Santander México has filed various constitutional review and complaint appeals against the previously mentioned writ of legal support, which have been dismissed and inadmissible by the National Supreme Court of Justice. As of today, a review presented by the Bank is pending in the Collegiate Courts based in the state of Nuevo León.

Due to the current situation of the judicial procedure, Bank’s Management has recognized a provision to cover the risk originated by this claim in its consolidated financial statements as of December 31, 2022, the foregoing in accordance with the provisions of IAS 37. However, the amount of cash outflows and their settlement date is uncertain and any provision recognized does not constitute an admission of wrongdoing or legal liability on the part of the Bank. Banco Santander México will continue to vigorously defend its case with additional legal actions and resources before all the corresponding instances.

The total amount of payments made by the Bank arising from litigation in 2020, 2021 and 2022 are not material with respect to the consolidated financial statements.

f)    Provisions for off-balance sheet risk

The Provisions for off-balance sheet risk are estimated with the same methodology used for calculating the allowance for impairment of losses. Refer to Note 2.g above for further description.

The breakdown of the off-balance sheet risks is as follows:

	12/31/2021	12/31/2022

Available lines of credit cards and non-revolving consumer loans	941	1,301
Guarantees and loan commitments of commercial and public sector loans	167	238
	1,108	1,539

As of December 31, 2022, the breakdown of the Provisions for off-balance sheet risks by stages is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	1,140	150	11	1,301

Guarantees, documentary credits and loan commitments of commercial loans of small and medium-sized enterprises	23	52	163	238

Total	1,163	202	174	1,539

As of December 31, 2022, the transfers between stages of the Provisions for off-balance sheet risks is as follows:

	Provision for off-balance sheet risk
	Stage 1	Stage 2	Stage 3	Total

As of January 1, 2022:	921	109	78	1,108

Financial assets derecognized during the period other than write-offs	(91)	(13)	(62)	(166)
Write-offs	(40)	(28)	(5)	(73)
Originated financial assets	458	42	119	619
Foreign exchange and other movements	(85)	92	44	51

As of December 31, 2022	1,163	202	174	1,539

25. Other liabilities

The breakdown of Other liabilities is as follows:

	12/31/2021	12/31/2022

Sundry creditors	9,433	13,736
Cash balances undrawn	127	373
Accrued personnel obligations	4,059	4,222
Other obligations	3,421	3,077
Credit and debit card operation balances	2,838	3,267
	19,878	24,675

26. Tax matters

a)   Income tax

The components of Income tax expense for 2020, 2021 and 2022 are as follows:

	2020	2021	2022

Current income tax expense:
Tax expense for current year	7,496	3,777	12,162
Deferred income tax expense (benefit):
Origination and reversal of temporary difference and usage (accrual) of tax carryforward benefits	(1,270)	1,189	(3,998)
Total Income tax	6,226	4,966	8,164

b)   Income tax reconciliation

The reconciliation of the income tax calculated at the corporate income tax rate of 30% to the income tax recognized and the breakdown of the effective tax rate are as follows:

	2020	2021	2022

Profit before tax	25,200	25,767	32,272

Income tax at 30%	7,560	7,730	9,682

Increase/(Decrease) due to permanent differences
Of which:
Due to effect of inflation	(1,126)	(2,775)	(3,023)
Due to effect of tangible assets	(116)	(243)	(387)
Due to effect of non-deductible expenses, non-taxable income and others	(92)	254	1,892
Income Tax	6,226	4,966	8,164

Effective tax rate	24.71%	19.27%	25.30%
Current tax liability	—	—	—

Income tax	6,226	4,966	8,164
Of which:
Current	7,496	3,777	12,162
Deferred	(1,270)	1,189	(3,998)

The Bank is subject to regular reviews by the Mexican Tax Administration Service (Servicio de Administración Tributaria). As of December 31, 2022, there are no material tax contingencies.

c)   Tax recognized in consolidated total equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated total equity:

	2020	2021	2022

Net tax credited/(charged) to consolidated total equity:
Remeasurement of defined benefit obligation	264	16	149
Measurement of Financial assets at fair value through other comprehensive income – Debt instruments	(1,056)	1,402	2,210
Measurement of financial derivatives (Cash flow hedges)	126	(422)	365
Paid interests on Subordinated Additional Tier I Capital Notes	290	—	276
	(376)	996	3,000

d)   Deferred tax assets and liabilities

Main components of the Bank’s gross deferred tax assets and liabilities are as follows:

	12/31/2021	12/31/2022

Total deferred tax assets prior to offsetting	19,295	26,719
Of which:
Tangible assets and deferred charges	2,288	2,902
Provisions	2,444	2,305
Impairment losses on financial assets at amortized cost	8,620	11,971
Valuation of financial instruments	—	2,908
Net operating losses carryforward (*)	1	—
Capital losses carryforward (*)	2,333	2,129
Labor provisions	1,238	1,482
Fees and interest collected in advance	1,299	2,703
Foreign exchange rate financial derivatives	1,072	319
Total deferred tax liabilities prior to offsetting	(1,690)	(2,270)
Of which:
Unrealized gains on financial instruments	(517)	—
Prepayments	(1,022)	(1,188)
Labor provisions	—	(738)
Other	(151)	(344)
(*)

The net operating losses carryforward and the capital losses carryforward can be deducted during the ten-year period following the fiscal year in which the net operating loss and the capital loss were originated.

As of December 31, 2022, the detail of capital losses carryforward is as follows:

Year of origination	Year of expiration	Amount	Deferred tax asset

2018	2028	1,646	494
2019	2029	1,975	592
2020	2030	1,934	580
2021	2031	782	235
2022	2032	762	229
		7,097	2,129

The Bank only recognizes deferred tax assets for temporary differences and tax credit carryforward where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

After offsetting, deferred tax assets and liabilities are presented in the consolidated balance sheet as follows:

	12/31/2021	12/31/2022

Presented as deferred tax assets	18,111	24,662
Presented as deferred tax liabilities	(506)	(213)
Net	17,605	24,449

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

The changes in the total deferred tax assets and liabilities, prior to offsetting, in the last two years were as follows:

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2021	Income	Income	Movements	12/31/2021

Deferred tax assets	21,340	(1,116)	(602)	(327)	19,295
Deferred tax liabilities	(3,440)	(73)	1,598	225	(1,690)
	17,900	(1,189)	996	(102)	17,605

			(Charge)/
			Credit to
			Consolidated
		(Charge)/ Credit to	Other
		Consolidated	Comprehensive	Other
	01/01/2022	Income	Income	Movements	12/31/2022

Deferred tax assets	19,295	5,229	2,399	(204)	26,719
Deferred tax liabilities	(1,690)	(1,231)	601	50	(2,270)
	17,605	3,998	3,000	(154)	24,449

27. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)   Breakdown

The breakdown by subsidiary of Equity - Non-controlling interests is as follows:

	12/31/2021	12/31/2022

Equity as of balance-sheet date attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	37	51
Other	11	11
	48	62
Profit for the year attributable to non-controlling interests:
Of which:
Fideicomiso GFSSLPT, Banco Santander México, S.A.	—	—

b)   Changes

The changes in Non-controlling interests are summarized as follows:

	2021	2022

Beginning balance	37	48
Profit for the year attributable to non-controlling interests	—	—
Other	11	14
Balance at year-end	48	62

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

The breakdown by type of financial instrument of Valuation adjustments – Financial assets at fair value through other comprehensive income at December 31, 2021 and 2022 are as follows:

	12/31/2021				12/31/2022
			Net				Net
			Valuation				Valuation
	Valuation	Valuation	Gains/	Fair	Valuation	Valuation	Gains/	Fair
	Gains	Losses	(Losses)	Value	Gains	Losses	(Losses)	Value

Debt instruments	1,972	(8,695)	(6,724)	390,974	682	(7,387)	(6,705)	313,906
Loans and advances to customers	—	—	—	4,056	—	—	—	946
Equity instruments	(76)	—	(76)	799	—	(18)	(18)	697

A summary of changes in the cumulative valuation adjustments corresponding to Financial assets at fair value through other comprehensive income is as follows:

	Debt	Equity
	Instruments	Instruments	Total

Balance at January 1, 2021	3,925	148	4,073
Valuation adjustments	(6,724)	(76)	(6,800)
Amounts reclassified to consolidated income statement	(781)	—	(781)
Income taxes	1,402	23	1,425
Balance at December 31, 2021	(2,178)	95	(2,083)
Valuation adjustments	(6,705)	(18)	(6,723)
Amounts reclassified to consolidated income statement	(113)	72	(41)
Income taxes	2,236	(26)	2,210
Balance at December 31, 2022	(6,760)	123	(6,637)

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

The breakdown of the accumulated gain or loss on the effective portion of the hedging to the cumulative valuation adjustment for cash flow hedges is presented as follows:

	2021	2022

Accumulated (loss)/gain on cash flow hedges	420	(437)
Accumulated gain related to discontinued cash flow hedges (Note 12)	(6)	—
Balance at December 31,	414	(437)

29. Shareholders’ equity

a)   Share capital

As of December 31, 2021 and 2022, Share capital, at par value, was as follows:

			Total Par Value
	Number of shares		(Millions of Pesos)
	12/31/2021	12/31/2022	12/31/2021	12/31/2022

Fixed capital:
Series F shares	3,464,309,145	3,464,309,145	13,098	13,098
Series B shares	3,322,685,212	3,322,685,212	12,562	12,562
	6,786,994,357	6,786,994,357	25,660	25,660

Authorized unsubscribed capital:
Series F shares	921,514,867	921,514,867	—	—
Series B shares	883,785,133	883,785,133	—	—
	1,805,300,000	1,805,300,000	—	—
	8,592,294,357	8,592,294,357	25,660	25,660

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

c)   Accumulated reserves

Accumulated reserves include the net amount of the accumulated profit recognized in previous years in the consolidated income statement not distributed to shareholders, the legal reserve, the differences between the selling price of treasury shares and its cost of acquisition thereof and the remeasurement of the defined benefit obligation.

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

Dividends paid by Banco Santander México to Mexican resident individuals and foreign residents in 2020, 2021 and 2022 are not subject to the 10% additional withholding tax as such dividends were paid from profits obtained prior to 2014.

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

As of December 31, 2021 and 2022, Banco Santander México and its subsidiaries comply with the percentage of legal reserve required.

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

During the Extraordinary General Meeting of September 30, 2020, it was approved to carry out the merger of Banco Santander México, as the merging entity, with Santander Vivienda, as the merged entity (see Note 3).

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

During the Ordinary General Annual Meeting of April 29, 2022, the following resolutions were adopted:

-	The amount of 1,260 million pesos was allocated from Accumulated reserves for the legal reserve.
-	It was decided to ratify the fund to repurchase own shares that had been approved during the Ordinary General Annual Meeting of February 21, 2018, amounting to 12,800 million pesos.
-	It was approved the amount of 9,040 million pesos from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on June 28, 2022.

During the Ordinary and Extraordinary General Meeting of July 19, 2022, the amount of 8,838 million pesos was allocated from Accumulated reserves for the payment of dividends. This amount was paid to shareholders on July 28, 2022.

During the Extraordinary General Meeting of November 30, 2022, the following resolutions were adopted:

-	Cancel the registration of all the shares representing the capital stock of the Bank in the National Securities Registry maintained by the CNBV and remove from the Mexican Stock Exchange, S.A.B. of C. V.
-	It was approved the withdrawal of the ADSs from the listing on the New York Stock Exchange and the withdrawal of the Series "B" Shares representing the capital stock of the Bank and such ADSs of registration with the SEC.
-	It was approved to be carried out the exchange offer in Mexico and the United States of America for all the Series "B" Shares representing the Bank's capital stock and the ADSs, that are issued and in circulation, and that are not owned directly or indirectly, by Banco Santander (Spain).

30. Minimum capital requirements

Banco Santander México’s risk-weighted assets and capitalization ratios are calculated in accordance with Mexican Banking GAAP. The management of capital is performed at regulatory and economic levels.

The Bank is subject to capital adequacy requirements adopted by the CNBV which provide for a minimum ratio for operations of risk-weighted assets for credit, market and operational risk of 8%, along with: a 2.5% capital conservation buffer, a 1.20% domestic-systemically important bank supplement (in the Grade III category), and a counter-cyclical capital buffer (currently at 0.0%), that combined add up to an 11.70% capital requirement. As of December 31, 2022, the Bank maintains capital indices above regulatory levels.

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

Assets Subject to Risk

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

The minimum capital requirements calculated in accordance with Mexican Banking GAAP for Banco Santander México is as follows:

	12/31/2021	12/31/2022

Computable capital:	168,616	143,832
Core capital	165,626	165,974
Supplementary capital	27,928	26,827
Deductible items	(49,547)	(62,625)
Subordinated Additional Tier I Capital Notes (see Note 22.c)	24,609	13,656

Capital requirements:	62,564	59,366
Market risk	15,354	14,945
Credit risk	41,416	38,123
Operational risk	5,794	6,298

Excess of capital requirements	106,052	84,466
Risk-weighted assets	782,050	742,079

As of December 31, 2021 and 2022, in accordance with the capitalization requirements applicable to full service banks, Banco Santander México has the following capitalization ratios, which exceed the minimum legal capital required by the CNBV.

The capital ratios included in this table are in accordance to the data published by the CNBV.

	12/31/2021	12/31/2022

Net Capital / Required Capital	2.70	2.42
Minimum capital requirements	Not applicable	Not applicable

Basic Fundamental Capital / Assets subject to Credit, Market and Operating Risk	14.84%	13.93%
Minimum capital requirements	8.20%	8.20%

Basic Capital / Assets subject to Credit, Market and Operating Risk	17.99%	15.77%
Minimum capital requirements	9.70%	9.70%

Net Capital / Assets subject to Credit Risk	32.57%	30.18%
Minimum capital requirements	Not applicable	Not applicable

Net Capital / Assets subject to Credit, Market and Operating Risk	21.56%	19.38%

Minimum capital requirements	11.70%	11.70%

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

As of December 31, 2022, the Bank has constituted 25% of the complement required by the TLAC standard issued by the CNBV.

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

a)   Contingent commitments

Contingent commitments include those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown is as follows:

Contingent commitments	12/31/2021	12/31/2022

Available lines of credit cards and non-revolving consumer loans	171,094	205,793
Guarantees, documentary credits and loan commitments of commercial and public sector loans	91,516	114,418
Guarantees, documentary credits and loan commitments of commercial loans (SME)	315	107
	262,925	320,318

As of December 31, 2021 and 2022, the Bank had recognized provisions for off-balance sheet risk of 1,108 million pesos and 1,539 million pesos, respectively, to cover contingent liabilities arising from available lines of credit cards and non-revolving consumer loans (see Note 24).

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

As of December 31, 2022, the breakdown of the carrying amount of the contingent commitments by stages is as follows:

	Carrying amount
	Stage 1	Stage 2	Stage 3	Total

Available lines of credit cards and non-revolving consumer loans	204,260	1,338	195	205,793
Guarantees, documentary credits and loan commitments of commercial and public sector loans	109,161	4,822	435	114,418
Guarantees, documentary credits and loan commitments of commercial loans (SME)	107	—	—	107
	313,528	6,160	630	320,318

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

The breakdown is as follows:

Financial instruments received as collateral	12/31/2021	12/31/2022

Debt instruments received in OTC financial derivatives transactions	4,491	4,541
Debt instruments received in reverse repurchase agreement transactions	63,687	119,398
Equity instruments received in securities loan transactions	74	1
	68,252	123,940

32. Financial derivatives - Nominal amounts and fair values of trading and hedging financial derivatives

The breakdown of the fair value and nominal amount of trading financial derivatives asset as of December 31, 2021 and 2022 is as follows:

	12/31/2021		12/31/2022
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	12,453	—	48,013	—
Market Index Futures	72	—	—	—

Forwards:
Foreign Currency Forwards	261,701	5,042	187,753	6,723
Foreign Exchange (Spot)	30,428	88	21,769	215
Equity Forwards	—	—	—	—

Options:
Foreign Currency Options	88,639	1,874	117,173	2,321
Interest Rate Options	53,370	712	66,342	1,277
Market Index Options	281	45	55	12
Equity Options	775	85	2,379	162

Swaps:
IRS	3,577,417	94,895	3,863,421	158,553
CCS	486,767	76,649	523,287	59,553
Total Trading	4,511,903	179,390	4,830,192	228,816

As of December 31, 2021 and 2022, 179,390 million pesos and 228,816 million pesos (assets) are OTC financial derivatives of the total amount of the trading financial derivatives asset, respectively.

The breakdown of the fair value and nominal amount of hedging financial derivatives asset as of December 31, 2021 and 2022 is as follows:

	12/31/2021		12/31/2022
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
CCS	11,125	4,547	5,553	189
Foreign Currency Forwards	57,669	5,233	41,079	5,069

Fair value hedge:
IRS	47,047	1,454	66,503	3,680
CCS	244	14	13,067	1,243
Total Hedging	116,085	11,248	126,202	10,181
Total Financial Derivatives Asset	4,627,988	190,638	4,956,394	238,997

The breakdown of the fair value and nominal amount of trading financial derivatives liability as of December 31, 2021 and 2022 is as follows:

	12/31/2021		12/31/2022
Trading	Nominal	Fair Value	Nominal	Fair Value

Futures:
Foreign Currency Futures	10,827	—	15,212	12
Market Index Futures	612	1	127	—

Forwards:
Foreign Currency Forwards	214,999	3,389	200,965	4,985
Foreign Exchange (Spot)	33,031	102	39,033	123

Options:
Foreign Currency Options	70,823	2,064	78,285	2,278
Interest Rate Options	78,509	915	104,644	1,921
Market Index Options	1,904	1,422	1,736	1,567
Equity Options	1,934	209	4,228	177

Swaps:
IRS	3,724,129	93,600	3,843,533	164,277
Equity Swaps	859	342	450	473
CCS	417,366	74,634	480,136	55,375
Total Trading	4,554,993	176,678	4,768,349	231,188

As of December 31, 2021 and 2022, 176,678 million pesos and 231,188 million pesos (liabilities), respectively are OTC financial derivatives of the total amount of the trading portfolio.

The breakdown of the fair value and nominal amount of hedging financial derivatives liability as of December 31, 2021 and 2022 is as follows:

	12/31/2021		12/31/2022
Hedging	Nominal	Fair Value	Nominal	Fair Value

Cash flow hedge:
IRS	7,311	42	—	—
CCS	2,704	864	3,340	371
Foreign Currency Forwards	7,289	238	12,279	885

Fair value hedge:
IRS	1,867	96	62,029	1,109
CCS	28,715	6,922	8,031	2,096
Total Hedging	47,886	8,162	85,679	4,461
Total Financial Derivatives Liability	4,602,879	184,840	4,854,028	235,649

As of December 31, 2021 and 2022, the collateral provided to engage in financial derivatives transactions in organized markets is as follows:

		12/31/2021	12/31/2022

Collateral provided:
Of which:
Mercado Mexicano de Derivados, S.A. de C.V.	Cash	4,326	5,946
Chicago Mercantile Exchange	Cash	1,934	431
Foreign financial institutions	Cash	1	153
		6,261	6,530

Deposits of collateral back up positions operated on the Mexican Derivatives Exchange Market (Mercado Mexicano de Derivados), such as futures based on the Indice de Precios y Cotizaciones (IPC) of Mexican Stock Exchange, USD futures, listed option futures, positions operated on the Chicago Mercantile Exchange such as Standard & Poor’s futures, US Treasury Notes futures and equity options, and positions operated through foreign financial institutions.

The guarantees and/or collateral delivered for the OTC financial derivatives transactions as of December 31, 2021 and 2022 are as follows:

		12/31/2021	12/31/2022

Financial assets at amortized cost - Loans and advances to credit institutions:
Of which (Note 7):
Mexican financial institutions	Cash	7,163	11,697
Foreign financial institutions	Cash	6,071	2,888
		13,234	14,585

Financial assets at amortized cost - Loans and advances to customers:
Of which (Note 11):
Mexican institutions	Cash	—	1,091
		—	1,091

Financial assets at fair value through profit or loss - Debt instruments:
Of which (Note 8):
Mexican financial institutions	Bonds	3,443	4,906
Foreign financial institutions	Bonds	2,932	2,171
		6,375	7,077

The guarantees and/or collateral received for the OTC financial derivatives transactions as of December 31, 2021 and 2022 are as follows:

		12/31/2021	12/31/2022

Deposits from credit institutions and Customer deposits:
Of which (Notes 19 and 20):
Mexican financial institutions	Cash	9,325	5,559
Foreign financial institutions	Cash	17,594	21,302
		26,919	26,861

		12/31/2021	12/31/2022

Memorandum accounts:
Of which (Note 31):
Mexican financial institutions	Bonds	4,491	4,541
		4,491	4,541

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

As of December 31, 2021 and 2022, the cumulative net credit risk exposure of the Bank was 32,803 million pesos and 42,765 million pesos, respectively. Counterparty credit risk comprises financial derivatives, repurchase agreements and securities lending.  Received collateral is included with risk mitigation purposes to estimate exposure.

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

The breakdown of the interest income calculated using the effective interest method items earned in 2020, 2021 and 2022 is as follows:

	2020	2021	2022

Cash and balances with the Central Bank	1,951	1,471	2,587
Loans and advances to credit institutions	412	1,714	1,523
Loans and advances to customers	84,290	74,695	93,594
Debt instruments	14,643	15,472	19,788
Hedging financial derivatives	2,432	340	5,370
Other interest income	249	353	1,234
	103,977	94,045	124,096

34. Other interest and similar income

Other interest and similar income in the consolidated income statement comprises the interest accrued in the year on financial assets at fair value through profit or loss with an implicit or explicit return, calculated by applying the effective interest method.

The breakdown of the main interest income from financial assets at fair value through profit or loss items earned in 2020,2021 and 2022 is as follows:

	2020	2021	2022

Loans and advances to credit institutions	2,997	1,543	8,002
Loans and advances to customers	804	507	785
Debt instruments	8,207	7,017	6,113
	12,008	9,067	14,900

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

The breakdown of the main items of interest expense and similar charges accrued in 2020, 2021 and 2022 is as follows:

	2020	2021	2022

Deposits from credit institutions	12,400	10,967	19,373
Customer deposits	28,235	19,224	32,228
Marketable debt securities	5,756	5,308	7,632
Subordinated liabilities	1,767	1,668	1,646
Hedging financial derivatives	193	299	99
Other interest expense	1,824	2,214	2,906
	50,175	39,680	63,884

36. Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of Dividend income is as follows:

	2020	2021	2022

Equity instruments classified as:

Financial assets at fair value through profit or loss	40	28	13
Of which:
NAFTRAC (Exchange-traded fund or ETF)	36	9	5
Grupo México, S.A.B. de C.V.	—	—	8
Grupo Cementos de Chihuahua, S.A.B. de C.V.	3	1	—
Fomento Económico Mexicano, S.A.B. de C.V.	1	—	—
Wal-Mart de México, S.A.B. de C.V.	—	1	—
Organización Soriana, S.A.B. de C.V.	—	17	—

Financial assets at fair value through other comprehensive income	206	199	173
Of which:
Controladora Prosa, S.A. de C.V.	73	64	—
Trans Unión de México, S.A.	88	88	126
Bolsa Mexicana de Valores, S.A.B. de C.V.	25	29	31
Dun & Bradstreet de México, S.A. de C.V.	20	18	16
Others	—	—	—
	246	227	186

37. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Bank during the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission income is as follows:

	2020	2021	2022

Collection and payment services:
Service charges on deposit accounts	2,588	2,593	3,012
Credit and debit cards	7,667	8,379	9,892
Checks and others	181	172	157
	10,436	11,144	13,061
Marketing of non-banking financial products:
Investment funds management	1,611	1,747	1,900
Capital markets and securities activities	514	523	634
Collection and payment services	2,074	2,206	2,350
Insurance	5,300	5,508	6,203
Financial advisory services	1,179	1,307	1,415
	10,678	11,291	12,502
Securities services:
Administration and custody	461	459	394
	461	459	394
Other:
Foreign currency transactions	1,380	1,510	1,539
Other fees and commissions	801	951	999
	2,181	2,461	2,538
	23,756	25,355	28,495

38. Fee and commission expenses

Fee and commission expenses comprises the amount of all fees and commissions paid or payable by the Bank in the year, except those that form part of the effective interest rate on financial instruments.

The breakdown of Fee and commission expenses is as follows:

	2020	2021	2022

Credit and debit cards	2,741	3,938	4,964
Checks and others	43	48	68
Collections and transactional services	291	305	254
Fund management	1	1	1
Capital markets and securities activities	173	202	296
Financial advisory services	5	6	6
Correspondent services	791	802	674
Other fees and commissions	2,688	2,847	3,000
	6,733	8,149	9,263

39. Gains/(losses) on financial assets and liabilities (net)

Gains/(losses) on financial assets and liabilities (net) include the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method, impairment losses and the realized gains or losses obtained from the sale and purchase thereof.

The breakdown of Gains/(losses) on financial assets and liabilities (net) by type of instrument is as follows:

	2020	2021	2022

Financial instruments at fair value through profit or loss	5,662	4,640	589
Of which:
Debt instruments	1,221	119	(5,613)
Equity instruments	(161)	398	289
Derivatives	4,458	4,096	6,021
Others	144	27	(108)
Recognized profit from sale of financial assets at fair value through other comprehensive income	779	781	113
Hedging derivatives	(457)	(538)	322
Of which:
Fair value hedge - hedged items (Note 12)	6,427	(9,278)	(4,903)
Fair value hedge - hedging derivative instruments (Note 12)	(6,884)	8,746	5,225
Cash flow hedge inefficiency (Note 12)	—	(6)	—
	5,984	4,883	1,024

40. Exchange differences (net)

Exchange differences (net) shows the gains or losses arising on the translation of monetary items in foreign currency to the functional currency as a result of changes in foreign exchange rates.

41. Other operating income and other operating expenses

Other operating income and other operating expenses in the consolidated income statement include:

	2020	2021	2022

Other operating income:
Other operating income	1,651	1,740	810
	1,651	1,740	810
Other operating expenses:
IPAB fund contribution	(3,859)	(3,801)	(3,981)
Other operating expenses	(1,354)	(1,405)	(1,305)
	(5,213)	(5,206)	(5,286)

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

42. Personnel expenses

a)   Breakdown

The breakdown of Personnel expenses is as follows:

	2020	2021	2022

Wages and salaries	7,838	8,307	9,164
Social security costs	1,494	1,703	2,010
Service expense related to defined contribution pension plan (Note 24)	488	483	555
Service expense related to defined benefit pension plan	194	260	221
Share-based payments	226	54	305
Bonus and benefits granted to employees	3,052	4,111	4,983
Other staff costs	1,584	1,567	1,677
	14,876	16,485	18,915

b)   Share-based payments

Banco Santander (Spain) approved an internal policy, among the main benefits are the following:

-	a portion of the variable annual compensation of eligible employees is deferred for a period between four to five years, with a fourth or fifth part granted each year,
-	deferred and non-deferred portions are payables with shares and cash in equal parts,
-	once the shares have been delivered to the employees, they must keep them for at least one year.

Prior to the 2021 exchange offer mentioned in Note 3, the Bank issued its own shares to compensate eligible employees for the portion payable in shares and classified this portion of the plan as an equity-settled plan.  As a consequence of the 2021 exchange offer, the share-based payment plan was modified.  The modification requires the Bank to acquire Banco Santander’s (Spain) shares to compensate eligible employees; accordingly, the share-based payment portion of the plan is now classified as a cash-settled plan.

The Board of Directors is responsible for determining the specific amount of deferred compensation to be paid each year. If the objectives are achieved on each anniversary, the beneficiaries will receive cash and shares of Banco Santander (Spain) in fourths or fifths, as applicable, within thirty days after the first, second, third and, if applicable, fourth and fifth anniversary.

At the end of the 2021 exchange offer, 264 million pesos were reclassified from Accumulated reserves within Shareholders’ equity to Other liabilities in the consolidated balance sheet. As of December 31, 2022, the plan has 2,004,800 shares committed of Banco Santander (Spain).

During 2021 and 2022, the Bank recognized compensation expense relating to the share-based payment portion of the plan in the consolidated income statement for an amount of 54 million pesos and 305 million pesos, respectively.

c)   Bonus payment policies

As a result of an internal policy of Banco Santander (Spain), a portion of the annual variable remuneration plan for the Identified Staff is deferred for a period of three or five years, with one-third or one-fifth vesting each year.

Both the deferred and non-deferred portions are paid equally in cash and in shares for the corresponding payment periods. Once delivered, beneficiaries are obligated to keep the shares for a one-year period. Consistent with the share-based payments plan above, subsequent to the 2021 exchange offer mentioned in Note 3, the Bank is required to acquire Banco Santander’s (Spain) shares to compensate the Identified Staff.

In 2020, 2021 and 2022, the Bank recognized the bonus of the Identified Staff in the consolidated income statement for an amount of 294 million pesos, 448 million pesos and 862 million pesos, respectively.

The bonus of the Identified Staff for financial years 2020, 2021 and 2022 are paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion for which payment is not deferred and the “Deferred Percentage” to identify the portion for which payment is deferred):

Beneficiaries	Immediate Payment
(Millions of Euros)	Percentage	Deferred Percentage	Deferred period

Members of the Identified Staff with total variable remuneration ≥ 2.7	40%	60%	5 years
Members of the Identified Staff with total variable remuneration ≥ 1.7 (< 2.7)	50%	50%	5 years
Other beneficiaries	60%	40%	4 years

Taking the foregoing into account, the bonus for financial years 2020, 2021 and 2022 of the Identified Staff are paid as follows:

●	Each beneficiary will receive in 2020, 2021 and 2022, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage at the Initial Date applicable in each case, in halves and net of income tax (or withholdings), in cash and in shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).
●	Payment of the Deferred Percentage of the bonus applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date, provided that the conditions described below are met.
●	After deduction of any income taxes (or withholdings) applicable at any time, the net amount of the deferred portion will be paid in thirds or fifths, 50% in cash and the other 50% in shares.
●	The beneficiaries receiving shares may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares.

In 2020, 2021 and 2022, the accrual of deferred remuneration is conditioned, in addition to the continued employment of the beneficiary in the Bank, to no assumptions in which there is a poor performance of the Bank as a whole or of a specific division or area of the Bank or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the Bank, or by a business unit or risk control unit; (ii) the increase suffered by the Bank or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the Bank or the personnel responsible for those. Also, the breach of internal codes of conduct of the Bank; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of persons or bodies that made those decisions.

If the abovementioned requirements are met on each delivery date, the bonus beneficiaries shall receive cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth anniversary.

43.  Other general administrative expenses

a)   Breakdown

The breakdown of Other general administrative expenses is as follows:

	2020	2021	2022

Maintenance, conservation and repair	825	773	736
Information technology and systems	5,344	5,945	6,108
Stationery and supplies	325	234	156
Advertising and communications	809	696	753
Rents	683	556	614
Administrative services	2,202	1,603	1,424
Taxes other than income tax	2,270	1,915	2,030
Surveillance and cash courier services	1,263	1,237	1,341
Insurance premiums	114	103	100
Travel costs	71	62	175
Other administrative expenses	1,353	1,263	1,413
	15,259	14,387	14,850

b)   Other information

The fees for audit and tax services to the audit of the consolidated financial statements by the respective auditors are as follows:

	2020	2021	2022

Audit fees and audit-related fees (*)	122	99	105
(*)	The audit-related fees amounted to 26 million pesos in 2020, 32 million pesos in 2021 and 17 million pesos in 2022.

44. Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)

The breakdown of Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net) is as follows:

	2020	2021	2022

Gains:
On disposal of tangible assets	6	57	4

	6	57	4

45. Other disclosures

a)   Remaining maturity periods

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2021, is as follows:

	12/31/2021
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Cash and balances with the Central Bank	26,360	12,735	—	—	—	—	23,978	63,073
Financial assets at fair value through profit or loss
Debt instruments	—	4,197	31,192	25,550	34,552	8,355	7,129	110,975
Equity instruments	—	—	—	—	—	—	2,764	2,764
Trading derivatives	147	2,989	6,963	14,418	48,131	36,729	70,013	179,390
Loans and advances to credit institutions - Reverse repurchase agreements	—	58,486	—	—	—	—	—	58,486
Loans and advances to customers - Reverse repurchase agreements	—	10,000	—	—	—	—	—	10,000
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	450	900	2,706	—	—	—	4,056
Debt instruments	—	74,851	40,537	2,757	110,173	110,586	52,070	390,974
Equity instruments	—	—	—	—	—	192	607	799
Financial assets at amortized cost
Loans and advances to credit institutions	19,403	17,089	—	—	—	—	—	36,492
Loans and advances to customers	12,538	50,092	85,708	176,794	173,148	78,773	159,944	736,997
Debt instruments	—	—	—	1,774	—	7,788	2,057	11,619
Hedging derivatives	125	—	—	4,753	1,803	4,553	14	11,248
	58,573	230,889	165,300	228,752	367,807	246,976	318,576	1,616,873
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	69	1,228	5,944	15,189	51,478	34,068	68,702	176,678
Short positions	—	19,554	—	—	—	—	—	19,554
Deposits from the Central Bank	—	23,002	—	—	—	—	—	23,002
Deposits from credit institutions	—	17,846	—	—	—	—	—	17,846
Customer deposits	—	114,078	—	—	—	—	—	114,078
Marketable debt securities	—	—	66	119	—	74	—	259
Financial liabilities at amortized cost
Deposits from the Central Bank	—	78,312	8,203	101	—	—	—	86,616
Deposits from credit institutions	39,213	38,874	1,523	2,406	15	22	1,286	83,339
Customer deposits	541,585	153,372	20,416	52,728	3,669	4,558	1,558	777,886
Marketable debt securities	—	14,355	2,049	29,009		49,510	6,500	101,423
Subordinated liabilities	—	10,254	—	397	—	—	40,992	51,643
Other financial liabilities	10,571	3,690	104	2,692	177	4	—	17,238
Hedging derivatives	1	—	—	38	1,096	2,700	4,327	8,162
	591,439	474,565	38,305	102,679	56,435	90,936	123,365	1,477,724
Difference (assets less liabilities)	(532,866)	(243,676)	126,995	126,073	311,372	156,040	195,211	139,149

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2022, is as follows:

	12/31/2022
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Assets:
Cash and balances with the Central Bank	37,543	11,294	—	—	—	—	23,978	72,815
Financial assets at fair value through profit or loss
Debt instruments	—	7,009	20,031	34,030	51,027	8,255	9,897	130,249
Equity instruments	—	—	—	—	—	—	4,063	4,063
Trading derivatives	331	2,475	7,417	27,459	67,736	51,662	71,736	228,816
Loans and advances to credit institutions - Reverse repurchase agreements	—	93,267	—	9,385	—	—	—	102,652
Loans and advances to customers - Reverse repurchase agreements	—	19,207	—	—	—	—	—	19,207
Financial assets at fair value through other comprehensive income
Loans and advances to customers	—	95	188	594	38	31	—	946
Debt instruments	—	9,443	65,891	5,391	83,423	117,274	32,484	313,906
Equity instruments	—	—	—	—	—	110	587	697
Financial assets at amortized cost
Loans and advances to credit institutions	—	40,400	—	—	—	—	—	40,400
Loans and advances to customers	4,034	52,944	108,526	186,273	205,255	83,851	156,833	797,716
Debt instruments	—	—	—	—	16,537	4,038	1,666	22,241
Hedging derivatives	1,502	47	164	171	3,584	3,638	1,075	10,181
	43,410	236,181	202,217	263,303	427,600	268,859	302,319	1,743,889
Liabilities:
Financial liabilities at fair value through profit or loss
Trading derivatives	623	3,488	7,182	28,935	65,112	51,958	73,890	231,188
Short positions	—	28,762	—	—	—	—	—	28,762
Deposits from Central Bank – Repurchase agreements	—	31,055	—	—	—	—	—	31,055
Deposits from credit institutions – Repurchase agreements	—	22,818	—	—	—	—	—	22,818
Customer deposits – Repurchase agreements	—	114,308	5,461	—	—	—	—	119,769
Marketable debt securities	—	10	112	249	77	72	—	520
Financial liabilities at amortized cost
Deposits from Central Bank	—	89,753	—	—	—	—	—	89,753
Deposits from credit institutions	26,523	29,036	1,455	2,159	5,009	123	1,049	65,354
Deposits from credit institutions - Repurchase agreements	—	9,003	—	—	—	—	—	9,003
Customer deposits	538,955	138,171	21,437	74,859	4,038	3,271	876	781,607
Customer deposits - Repurchase agreements	—	26,912	10	—	—	—	—	26,922
Marketable debt securities	—	23,933	11,202	30,217	37,682	22,278	9,081	134,393
Subordinated liabilities	—	—	—	366	—	—	39,018	39,384
Other financial liabilities	—	14,741	2,507	2,050	175	—	—	19,473
Hedging derivatives	—	—	—	306	2,143	1,097	915	4,461
	566,101	531,990	49,366	139,141	114,236	78,799	124,829	1,604,462
Difference (assets less liabilities)	(522,691)	(295,809)	152,851	124,162	313,364	190,060	177,490	139,427

b)   Undiscounted contractual maturity periods

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2021, is as follows:

	12/31/2021
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from the Central Bank	—	78,399	8,228	102	—	—	—	86,729
Deposits from credit institutions	39,213	39,039	1,589	2,595	150	155	2,136	84,877
Customer deposits	541,585	154,195	21,356	55,574	4,657	5,178	2,190	784,735
Marketable debt securities	—	14,742	3,043	32,892	5,116	54,626	7,984	118,403
Subordinated liabilities	—	10,463	417	2,275	5,007	5,007	55,095	78,264
Other financial liabilities	10,436	3,689	995	1,753	365	—	—	17,238
	591,234	300,527	35,628	95,191	15,295	64,966	67,405	1,170,246

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost as of December 31, 2022, is as follows:

	12/31/2022
		Less					More
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5
	Demand	Month	Months	Months	Years	Years	Years	Total

Financial liabilities at amortized cost:
Deposits from the Central Bank	—	89,863	—	—	—	—	—	89,863
Deposits from credit institutions	26,523	38,267	1,621	2,722	5,845	282	1,970	77,230
Customer deposits	538,955	166,428	23,128	80,235	5,140	3,831	1,350	819,067
Marketable debt securities	—	24,396	12,343	34,317	43,387	24,869	10,957	150,269
Subordinated liabilities	—	191	382	2,085	4,586	4,586	51,991	63,821
Other financial liabilities	—	14,741	2,507	2,050	175	—	—	19,473
	565,478	333,886	39,981	121,409	59,133	33,568	66,268	1,219,723

c)   Foreign currency balances

The breakdown of the main foreign currency balances in the consolidated balance sheet based on the nature of the related items is as follows:

	Equivalent Value in Millions of Pesos
	12/31/2021		12/31/2022
	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Central Bank	3,727	—	3,307	—
Debt instruments (Note 8)	202,775	—	122,692	—
Loans and advances to credit institutions (Note 7)	28,594	—	55,696	—
Loans and advances to customers	78,504	—	81,477	—
Other assets	387	—	159	—
Marketable debt securities (Note 21)	—	56,995	—	35,724
Subordinated liabilities	—	51,654	—	39,389
Derivatives	—	73,858	—	52,890
Deposits from Central Bank	—	—	—	—
Deposits from credit institutions (Note 19)	—	33,467	—	30,933
Customer deposits (Note 20)	—	92,987	—	94,975
Other financial liabilities	—	1,057	—	2,543
Other liabilities	—	3,184	—	5,060

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

As of December 31, 2021:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	16,551	19,842	36,393	36,492
Loans and advances to customers (Note 11)	—	191	738,646	738,837	736,997
Debt instruments (unlisted) (Note 8)	—	11,619	—	11,619	11,619

As of December 31, 2022:

				Total fair	Total
Assets	Level 1	Level 2	Level 3	values	carrying amount

Financial assets at amortized cost:
Loans and advances to credit institutions (Note 7)	—	17,971	22,839	40,810	40,400
Loans and advances to customers (Note 11)	—	320	770,130	770,450	797,716
Debt instruments (unlisted) (Note 8)	12,248	10,010	—	22,258	22,241

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

As of December 31, 2021:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from the Central Bank - Repurchase agreements (Note 19)	—	86,608	—	86,608	86,616
Deposits from credit institutions (Note 19)	—	26,892	51,337	78,229	78,182
Deposits from credit institutions - Repurchase agreements (Note 19)	—	5,156	—	5,156	5,157
Customer deposits (Note 20)	—	52,566	706,455	759,021	760,325
Customer deposits - Repurchase agreements (Note 20)	—	17,559	—	17,559	17,561
Marketable debt securities (Note 21)	104,582	—	—	104,582	101,423
Subordinated liabilities (Note 22)	38,911	14,375	—	53,286	51,643
Other financial liabilities (Note 23)	—	9,841	7,359	17,200	17,238

As of December 31, 2022:

				Total fair	Total
Liabilities	Level 1	Level 2	Level 3	values	carrying amount

Financial liabilities at amortized cost:
Deposits from the Central Bank - Repurchase agreements (Note 19)	—	89,751	—	89,751	89,753
Deposits from credit institutions (Note 19)	—	24,633	39,884	64,517	65,354
Deposits from credit institutions - Repurchase agreements (Note 19)	—	9,003	—	9,003	9,003
Customer deposits (Note 20)	—	62,041	718,445	780,486	781,607
Customer deposits - Repurchase agreements (Note 20)	—	26,922	—	26,922	26,922
Marketable debt securities (Note 21)	133,229	—	—	133,229	134,393
Subordinated liabilities (Note 22)	25,655	13,905	—	39,560	39,384
Other financial liabilities (Note 23)	—	10,891	8,575	19,466	19,473

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

e)   Significant restrictions

See Note 49.d for significant restrictions on the ability to access or use the assets and settle the liabilities of the Bank as of December 31, 2022.

f)   Restriction on Accumulated reserves distribution

As of December 31, 2021 and 2022, the Bank did not have any restriction on Accumulated reserves distribution, except for the legal reserve as mentioned in Note 29 (16,365 million pesos in legal reserve that includes 12,710 million pesos in legal reserve of Banco Santander México as of December 31, 2021 and 16,365 million pesos in legal reserve that includes 13,971 million pesos in legal reserve of Banco Santander México as of December 31, 2022) and the remeasurement of defined benefit obligation. In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

46. Operating segments

The Bank has three operating segments, as described below:

-	Retail Banking: this segment encompasses the entire commercial banking business. The retail banking activities include products and services for SME such as personal loans, deposit-taking, employee payroll accounts for corporate customers, credit and debit cards and overdraft facilities.
-	Corporate and Investment Banking: this segment reflects the Santander Corporate and Investment Banking business in Mexico, including all the managed treasury departments and the equities business. The Santander Corporate and Investment Banking activities include products and services for our corporate customers, such as investment banking and project finance.
-	Corporate Activities: this segment includes the centralized management business relating to financial and industrial investments, the financial management of the structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations and assets and liabilities management.

The Bank does not have any customers that individually accounted for 10% or more of the Bank’s interest and similar income for 2020, 2021 and 2022.

The 2020 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2020	Banking	Banking	Activities	Total

Net interest income	61,444	5,605	(1,239)	65,810
Dividend income	—	39	207	246
Income from companies accounted for using the equity method	—	—	178	178
Net fee and commission income	15,551	1,668	(196)	17,023
Gains/(losses) on financial assets and liabilities (net)	1,421	3,888	675	5,984
Exchange differences (net)	—	—	19	19
Other operating income/(expenses)	(2,695)	(714)	(153)	(3,562)
Total income	75,721	10,486	(509)	85,698
Administrative expenses	(25,649)	(3,830)	(656)	(30,135)
Depreciation and amortization	(5,339)	(376)	(28)	(5,743)
Impairment losses on financial assets not at fair value through profit or loss (net)	(20,772)	(1,027)	—	(21,799)
Gains/(losses) on modification of financial assets (net)	(1,743)	—	—	(1,743)
Impairment losses on other assets (net)	(119)	—	—	(119)
Provisions (net)	(143)	(10)	(821)	(974)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	6	6
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	9	9
Operating profit before tax	21,956	5,243	(1,999)	25,200
Income tax				(6,226)
Profit for the year				18,974
Profit attributable to the Parent				18,974
Profit attributable to non-controlling interest				—
Total assets	654,572	760,895	422,447	1,837,914
Total liabilities	676,529	783,942	223,609	1,684,080

The 2021 consolidated income statement and other significant data are as follows:

		Corporate
	Retail	and Investment	Corporate
2021	Banking	Banking	Activities	Total

Net interest income	58,045	4,295	1,092	63,432
Dividend income	—	29	198	227
Income from companies accounted for using the equity method	—	—	200	200
Net fee and commission income	15,729	1,594	(117)	17,206
Gains/(losses) on financial assets and liabilities (net)	1,493	3,228	162	4,883
Exchange differences (net)	—	—	(35)	(35)
Other operating income/(expenses)	(2,967)	(508)	9	(3,466)
Total income	72,300	8,638	1,509	82,447
Administrative expenses	(26,525)	(3,810)	(537)	(30,872)
Depreciation and amortization	(5,849)	(364)	(30)	(6,243)
Impairment losses on financial assets not at fair value through profit or loss (net)	(18,115)	(1,114)	—	(19,229)
Impairment losses on other assets (net)	(27)	—	—	(27)
Provisions (net)	200	—	(586)	(386)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	57	57
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	20	20
Operating profit before tax	21,984	3,350	433	25,767
Income tax				(4,966)
Profit for the year				20,801
Profit attributable to the Parent				20,801
Profit attributable to non-controlling interest				—
Total assets	685,590	525,722	466,901	1,678,213
Total liabilities	726,626	604,758	183,241	1,514,625

The 2022 consolidated income statement and other significant data are as follows:

		Global
	Retail	Corporate	Corporate
2022	Banking	Banking	Activities	Total

Net interest income	65,477	9,216	419	75,112
Dividend income	—	13	173	186
Income from companies accounted for using the equity method	—	—	182	182
Net fee and commission income	17,639	1,615	(22)	19,232
Gains/(losses) on financial assets and liabilities (net)	1,255	(138)	(93)	1,024
Exchange differences (net)	—	(7)	—	(7)
Other operating income/(expenses)	(2,785)	(557)	(1,134)	(4,476)
Total income	81,586	10,142	(475)	91,253
Administrative expenses	(29,151)	(3,846)	(768)	(33,765)
Depreciation and amortization	(6,293)	(372)	(21)	(6,686)
Impairment losses on financial assets not at fair value through profit or loss (net)	(17,323)	1,240	—	(16,083)
Provisions (net)	(230)	(33)	(2,258)	(2,521)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale (net)	—	—	4	4
Gains/(losses) on disposal of non-current assets not classified as discontinued operations (net)	—	—	70	70
Operating profit before tax	28,589	7,131	(3,448)	32,272
Income tax				(8,164)
Profit for the year				24,108
Profit attributable to the Parent				24,108
Profit attributable to non-controlling interest				—
Total assets	754,548	656,392	402,481	1,813,421
Total liabilities	748,904	707,728	193,335	1,649,967

47. Related-party transactions

Transactions with related parties

The parties related to the Bank are deemed to include, in addition to its subsidiaries and associated entity, the Bank’s key management personnel (the member of its Board of Directors, executive officers and other key management personnel, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

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

The information related to directors, executive officers and other key management personnel is detailed in Note 5.

	12/31/2021		12/31/2022
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

ASSETS:
Financial assets at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	79,660	—	99,291	—
Banco Santander (Chile)	—	654	—	372
Loans and advances to customers -
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	—	—	508
Financial assets at amortized cost -
Loans and advances to credit institutions -
Of which -
Banco Santander, S.A. (Spain)	5,147	—	5,845	—
Banco Santander (Brasil), S.A.	—	—	—	907
Loans and advances to customers -
Of which -
Santander Capital Structuring, S.A. de C.V.	—	—	—	224
SMPS Merchant Platform Solutions México, S.A de C.V	—	—	—	84
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	908	—	—
Key management personnel	—	4,178	—	4,351
Other intangible assets -
Of which -
Santander Global Technology, S.L., Sociedad Unipersonal (formerly Produban Servicios Informáticos Generales, S.L.)	—	469	—	143
Santander Back-Offices Globales Mayoristas, S.A.	—	4	—	9
Santander Global Facilities, S.A. de C.V.	—	36	—	112
Other	—	8	—	10
Other assets -
Of which -
Banco Santander, S.A. (Spain)	8	—	—	—
Zurich Santander Seguros México, S.A.	—	1,177	—	1,239
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	268	—	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	184	—	190
SMPS Merchant Platform Solutions México, S.A de C.V	—	42	—	15
Other	—	30	—	19

	12/31/2021		12/31/2022
	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group
	Company	Companies	Company	Companies

LIABILITIES AND EQUITY:
Financial liabilities at fair value through profit or loss -
Trading derivatives -
Of which -
Banco Santander, S.A. (Spain)	64,582	—	83,133	—
Customer deposits - Repurchase agreements
Of which -
Casa de Bolsa Santander, S.A. de C.V.	—	2,773	—	3,214
Other	—	—	—	4
Financial liabilities at amortized cost -
Deposits from credit institutions -
Of which -
Banco Santander, S.A. (Spain)	15,535	—	16,896	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	7	—	6
Banco Santander (Brasil), S. A.	—	82	—	—
Customer deposits -
Of which-
SMPS Merchant Platform Solutions México, S.A de C.V	—	—	—	887
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	148	—	174
Mercadotecnia, Ideas y Tecnología, S.A de C.V.	—	—	—	92
Decarome, S.A.P.I. de C.V.	—	70	—	57
Santander Global Facilities, S.A. de C.V.	—	1,780	—	1,819
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	110	—	193
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	517	—	112
Santander Capital Structuring, S.A. de C.V.	—	238	—	223
Gesban México Servicios Administrativos Globales, S.A. De C.V.	—	56	—	47
Other(*)	—	5,383	—	2,630
Marketable debt securities -
Of which -
Banco Santander, S.A. (Spain)	1,011	—	—	—
Other	—	27	—	25
Subordinated liabilities -
Of which -
Banco Santander, S.A. (Spain)	43,693	—	32,960	—
Other financial liabilities -
Of which -
Banco Santander, S.A. (Spain)	1,924	—	1,642	—
Santander Global Facilities, S.A. de C.V.	—	335	—	—
Other	—	13	—	6
Other liabilities -
Of which -
Santander Back-offices Globales Mayorista, S.A.	—	35	—	80
Banco Santander (Brasil), S. A.	—	77	—	69
Santander Global Facilities, S.A. de C.V.	—	18	—	368
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	972	—	1,130
Other	—	50	—	114

(*)	As of December 31, 2021 and 2022, includes 5,093 million pesos and 2,267 million pesos, respectively, related to key management personnel transactions.

	2020		2021		2022
	Ultimate	Santander	Ultimate	Santander	Ultimate	Santander
	Parent	Group	Parent	Group	Parent	Group
	Company	Companies	Company	Companies	Company	Companies

INCOME STATEMENT:
Interest income -
Of which -
Banco Santander, S.A. (Spain)	1	—	2	—	2	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	84	—	—	—	—
Santander Global Technology, S.L.	—	—	—	19	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	41	—	21	—	22
Santander Capital Structuring, S.A. de C.V.	—	176	—	123	—	58
Other	—	2	—	—	—	10
Interest expense and similar charges -
Of which -
Banco Santander, S.A. (Spain)	1,310	—	1,230	—	1,516	—
Casa de Bolsa Santander, S.A. de C.V.	—	304	—	146	—	212
Banco Santander International, S.A.	—	—	—	26	—	—
Santander Capital Structuring, S.A. de C.V.	—	—	—	6	—	—
Santander Global Technology, S.L.	—	—	—	3	—	—
Operadora de Carteras Gamma, S.A.P.I. de C.V.	—	—	—	3	—	10
Banco S3 México, S.A., Institución de Banca Múltiple	—	41	—	21	—	25
Santander Global Facilities, S.A. de C.V.	—	52	—	70	—	113
Other	—	30	—	10	—	54
Fee and commission income -
Of which -
Banco Santander, S.A. (Spain)	8	—	—	—	—	—
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	24	—	18
Casa de Bolsa Santander, S.A. de C.V.	—	55	—	142	—	180
Zurich Santander Seguros México, S.A.	—	4,031	—	4,284	—	4,612
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	1,608	—	1,742	—	1,895
Other	—	25	—	1	—	10
Fee and commission expense-
Of which -
Banco Santander, S.A. (Spain)	2	—	2	—	2	—
Santander Global Facilities, S.A. de C.V.	—	135	—	55	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	—	110	—	—	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	34	—	43	—	57
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	—	17	—	18	—	21
Other	—	—	—	1	—	7
Gains/(losses) on financial assets and liabilities (net) -
Of which -
Banco Santander, S.A. (Spain)	(24,086)	—	18,441	—	8,610	—
Banco Santander (Chile)	—	(26)	—	494	—	(274)
Banco Santander International, S. A.	—	—	—	(4)	—	(2)
Other	—	(20)	—	—	—	—
Other operating income
Of which -
Santander Global Facilities, S.A. de C.V.	—	20	—	7	—	—
SMPS Merchant Platform Solutions México S.A. de C.V.	—	—	—	42	—	105
Banco S3 México, S.A., Institución de Banca Múltiple	—	—	—	13	—	17
Santander Digital Assets, S.L.	—	22	—	—	—	—
Casa de Bolsa Santander, S.A. de C.V.	—	55	—	56	—	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	79	—	71	—	78
Other	—	37	—	7	—	12

Administrative expenses -
Of which -
Banco Santander, S.A. (Spain)	464	—	524	—	476	—
Santander Global Technology, S.L., Sociedad Unipersonal (formerly, Produban Servicios Informáticos Generales, S.L.)	—	2,875	—	3,328	—	3,307
Santander Global Facilities, S.A. de C.V.	—	446	—	470	—	369
Gesban México Servicios Administrativos Globales, S.A. de C.V.	—	55	—	58	—	54
Santander Back-offices Globales Mayorista, S.A.	—	71	—	101	—	109
Santander Global Technology Chile Limitada	—	—	—	5	—	—
Aquanima México, S. de R.L. de C.V.	—	74	—	72	—	77
Santander Global Facilities, S.L.	—	—	—	23	—	31
Other	—	143	—	14	—	87

See Note 5 for significant transactions with related parties.

48. Risk management

a)  Risk principles and culture

The Bank’s risk principles below are compulsory. They comply with regulatory requirements and are inspired by best market practices:

1.	All employees are risk managers who must understand the risks associated with their functions and not assume risks with an impact that exceeds the Bank’s risk appetite or is unknown.
2.	Involvement of senior managers, with consistent risk management and control through their conduct, actions and communications, as well as oversight of the risk culture and make sure the Bank maintain the risk profile within the defined risk appetite.
3.	Independent risk management and control functions, according to the three lines of defense model of the Bank.
4.	A forward-looking, comprehensive approach to risk management and control for all businesses and risk types.
5.	Complete and timely information to identify, assess, manage and disclose risks to the appropriate level.

The Bank’s holistic control structure stands on these principles and includes strategic tools and processes set out in the risk appetite statement, such as annual planning and budget planning, scenario analysis, the risk reporting structure and risk identification and assessment.

1.   Risk factors

The Bank's risks categorization ensures effective risk management, control and reporting. The risk framework distinguishes these key risk types:

●	Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which the Bank has directly provided credit or assumed a contractual obligation.
●	Market risk results from changes in interest rates, exchange rates, equities, commodities and other market factors, and from their effect on profit or capital. It includes the structural risk relates to market movements or balance sheets behavior will change the value or profit generation of assets or liabilities in the banking book.
●	Liquidity risk occurs if liquid financial resources are insufficient or too costly to obtain in order to meet liabilities when they fall due.
●	Capital risk is the risk that arises from the possibility of having an inadequate quantity or quality of capital to meet internal business objectives, regulatory requirements or market expectations in the area of structural risk.

The Bank also takes into account, on an ongoing basis in its management of the risk function, operational, regulatory compliance, model, reputational and strategic risks.

Additionally, environmental and climate-related risk factors are considered as factors that could impact the existing risks in the medium-to-long-term. These elements include, on the one hand, those derived from the physical effects of climate change, generated by one-off events as well as by chronic changes in the environment and, on the other hand, those derived from the process of transition to a development model with lower emissions, including legislative, technological or behavior of economic agents changes.

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

2.1  Lines of defense

The Bank model of three lines of defense effectively manages and controls risks:

•First line: Formed by businesses and functions that take or originate exposure to risk, it recognizes, measures, controls, monitors and reports on risks according to internal risk management regulation. Risk origination must be consistent with the approved risk appetite and related limits.

•Second line: Formed by the Risk and Compliance and Conduct functions, it independently oversees and challenges the first line’s risk management. Its duties include ensuring that risks are managed according to the risk appetite defined by senior management and strengthening the risk culture throughout the Bank.

•Third line: The Internal Audit function, which is independent to ensure the Board of Directors and senior managers with high-quality and efficient internal controls, governance and risk management systems, helping to safeguard our value, solvency and reputation.

The Risk, Compliance and Conduct and Internal Audit functions are separated and independent. Each one has direct access to the Board of Directors and its committees.

2.2  Risk committee structure

The Board of Directors is ultimately responsible for risk and compliance management and control. It revises and approves the Bank's risk frameworks and appetite, while promoting a strong risk culture across the Bank. The Board of Directors relies on its risk supervision, regulation and compliance committee for risk control and on the Bank’s executive committee for risk approval.

The Bank’s Chief Risk Officer (CRO) who decides risk strategy and promotes proper risk culture, is in charge of overseeing all risks and challenging and advising business lines on risk management.

The Bank’s Chief Compliance Officer (CCO) who decides compliance and conduct strategy, is in charge of controlling the risks within their purview and must provide the Bank CRO with a complete overview on the situation of risks being monitored.

Both the Bank´s CRO and CCO have direct access, and report to the risk supervision, regulation and compliance committee and the Board of Directors.

The executive risk, risk control and compliance and conduct committees are executive committees and have been delegated powers by the Board of Directors.

Risk functions have forums and regular meetings to manage and control the risks under their scope. Their responsibilities include:

•	Reporting to the Bank’s CRO, the Bank’s CCO, the risk control committee and the compliance and conduct committee on risk management according to risk appetite;

•	Monitoring and ensuring proper management of each risk factor; and

•	Overseeing measures to comply with supervisors and auditors' expectations.

In order to establish an appropriate control environment in the management of each of the risk factors, the Risk and Compliance and Conduct functions have effective internal regulations that allow them to carry out adequate risk management and control.

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

3.1.1 Business model and risk appetite fundamentals

The Bank's risk appetite is consistent with the risk culture and its unique business model built on customer focus, scale and diversification. At the core of the Bank´s risk appetite are:

●	A medium-low and predictable target risk profile that is centered on retail and commercial banking, internationally diversified operations and strong market share;
●	Stable, recurrent earnings and shareholder remuneration, sustained by sound capital, liquidity and sources of funding;
●	An independent risk function with active senior management that embeds a strong risk culture and drives a sustainable return on capital;
●	A global, holistic view through a meticulous control and monitoring of risks, businesses and markets;
●	A focus on products the Bank knows well;
●	A conduct model that protects the Bank's customers; and
●	A remuneration policy that reconciles employees and executives' interests to risk appetite and long-term results.

3.1.2 Risk appetite principles

The principles informing the Bank´s risk appetite are:

●	The Board of Directors and Bank’s Management responsibility for risk appetite;
●	An enterprise-wide view of risk, back-testing and challenge of risk profile based on quantitative metrics and qualitative indicators;
●	Forward-looking view based on plausible assumptions and adverse/stress scenarios to reflect the desired risk profile in the short and medium term;
●	Strategic and business plans embedded in daily management by polices and limits;
●	Common standards that align with Banco Santander (Spain); and
●	Regular reviews, best practice and regulatory requirements with mechanisms in place to keep the risk profile stable and mitigate non-compliance.

3.1.3 Structure of limits, monitoring and control

Risk appetite is expressed in qualitative terms and limits structured on these five core elements.

●	Earnings volatility:

- Maximum loss that the Bank can tolerate in an acute stress scenario.

●	Solvency:

- Minimum capital position that the Bank can tolerate in an acute stress scenario.

- Maximum leverage that the Bank can tolerate in an acute stress scenario.

●	Liquidity:

- Minimum structural liquidity position.

- Minimum liquidity horizon position that the Bank is willing to accept under a scenario of acute stress.

- Minimum liquidity coverage position.

●	Concentration:

- Concentration in single names, sectors and portfolios.

- Concentration in non-investment grade counterparties.

- Concentration in large exposures.

●	Non-financial risks:

- Maximum operational risk losses.

- Maximum risk profile.

- Non-financial risk indicators:

• Financial crime compliance (FCC).

• Cyber and security risk.

• Model risk.

• Reputational risk.

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

1.1 Planning

The Bank's planning helps to achieve business objectives and define specific action plans within the Bank's risk appetite framework.

Strategic commercial plans (SCP) are a management and control tool defined by the Business and Risk areas for the Bank's credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary. They also align with the Bank's risk appetite capital targets.

1.2. Risk assessment and credit rating

To analyze customers’ ability to meet contractual obligations, the Bank uses valuation and parameter estimation models in each of the segments. The Bank's credit quality valuation models are based on credit rating drivers, which are monitored to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:

●	Rating: resulting from the application of mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgment. It is used for Santander Corporate and Investment Banking, corporate, institutional and small and medium-sized enterprises segments (with individualized treatment).
●	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual score to each credit. A behavior score is also calculated and updated monthly to assess customer’s behavior and therefore, with other variables, determine the credit expected loss, generally in the retail and small and medium-sized enterprises segments.

The Bank's parameter estimation models follow econometric models built on the Bank's portfolios' historical defaults and losses and uses them to calculate economic and regulatory capital as well as IFRS 9 allowance for impairment losses for each portfolio.

The Bank regularly monitoring and evaluates models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. The Bank reviews ratings with the latest available financial and economic information. The Bank has also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.

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

The Bank´s limits, pre-classifications and pre-approvals processes determine the risk that the Bank can assume with each customer. The Business and Risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk return.

The Bank applies various limits models to each segment:

●	Large corporate are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk the Bank is willing to assume in transactions with customers/groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, the Bank uses Credit Equivalent Risk (CER), which includes actual and expected risks with customers according to risk appetite and credit policies.
●	Corporates and institutions that meet certain requirements (strong relationships, rating, etc.): The Bank uses simpler pre-classification model with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.

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

●	In the Santander Corporate and Investment Banking segment, monitoring, in the first instance, is a direct function of both the business manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This guarantees an up-to-date view of the customers’ credit quality is always available and allows the Bank to anticipate situations of concern and take the necessary actions.
●	For corporates, institutions and small and medium-sized enterprises with a credit analyst assigned, the function consists of identifying and tracking customers that require closer monitoring, reviewing ratings and continuously analyzing relevant indicators.
●	For Santander Corporate and Investment Banking, corporate and institutions segments, the Bank performs the monitoring process through the Santander Customer Assessment Note (SCAN), which was implemented in the Bank since 2020
●	The Bank’s SCAN system aims to establish the level of monitoring, policies and specific actions for all individual customers, based on their credit quality and particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, on a dynamic basis, with a specific manager appointed and agreed monitoring frequency.
●	For individual customers, businesses and smaller small and medium-sized enterprises monitoring is carried out through automatic alerts, in order to detect shifts in the performance of the portfolio.

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

1.7. Recovery and collections management

The Collections and Recoveries area carries out recoveries, which are important to risk management. It defines an enterprise-wide management strategy with guidelines and general lines of action for the Bank based on the economic environment business model and other recovery conditions. Recovery management follows regulatory requirements set out on the management of non-performing and forborne exposures. In addition, the Bank applies specific policies on recovery management that include the principles of the different strategies.

The Collections and Recoveries areas directly manages customers, where value creation is based on effective and efficient collection management. New digital channels are becoming increasingly important in recovery management.

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

1.8 Forborne loan portfolio

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

1.9  Credit risk metrics

Loans and advances to customers increased 0.9% year-on-year.

Non-performing loans amounted to 21,203 million pesos as of December 31, 2022, a 6% decrease compared to December 31, 2021.

As of December 31, 2022, the non-performing loans ratio was 2.5%, a decrease of 2 basis points compared to December 31, 2021.

As of December 31, 2022, the allowance for loan losses amounted to 21,652 million pesos, 3% higher than at the end of 2021, mainly explained by the recovery in the different loan portfolios.

As of December 31, 2022, the Bank recognized in the consolidated income statement an amount of 16,100 million pesos of impairment losses on financial assets, 16.37% less than in the year 2021.

Regarding credit risks, the main indicators are also continuously monitored and maintain a robust credit quality supported by mitigation measures and volume increases.

2.   Main aggregates and variations

Following are the main aggregates relating to credit risk from the Bank’s activities with customers:

	Loans to customers (million pesos)			Non-performing loans (million pesos)			Percentage of non-performing loans by type of customer
	2020	2021	2022	2020	2021	2022	2020	2021	2022

By loan type:
Public Sector	73,016	85,256	52,094	—	—	—	—	—	—
Commercial, financial and industrial	346,075	354,554	393,612	6,530	9,937	5,587	1.9%	2.8%	1.4%
Mortgage	177,665	199,579	205,242	9,847	9,725	11,867	5.5%	4.9%	5.8%
Installment loans to individuals	116,227	122,699	147,217	5,532	2,991	3,749	4.8%	2.4%	2.5%
Revolving consumer credit card loans	53,809	53,417	63,782	2,543	1,328	1,175	4.7%	2.5%	1.8%
Non revolving consumer loans	62,418	69,282	83,435	2,989	1,663	2,574	4.8%	2.4%	3.1%
	712,983	762,088	798,165	21,909	22,653	21,203	3.1%	3.0%	2.7%

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

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of financial derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Montecarlo simulation for some products. The capital at risk or unexpected loss is also calculated, i.e., the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries, and expected loss.

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

The concentration risk is subject to CNBV regulations on “Large Exposures” as follows:

a)	As of December 31, 2021 and 2022, there is no financing granted to debtors or groups of individuals or entities representing a joint risk in an amount that exceeds 40% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date).
b)	As of December 31, 2022, there are two loans granted to debtors (the first of 66,520 million pesos and the second of 25,103 million pesos) representing individually an amount greater than 10% of the Bank’s Basic Capital (of the quarter immediately preceding the reporting date). The first one is granted to Santander Consumo, a subsidiary of the Bank, and it was eliminated for consolidation purposes in these consolidated financial statements.
c)	As of December 31, 2021, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 44,816 million pesos that represent 31.56% of the Bank’s Basic Capital.
d)	As of December 31, 2022, assets and liabilities transactions with the three main debtors or groups of individuals representing a joint risk for the aggregate amount of 46,826 million pesos that represent 40.80% of the Bank’s Basic Capital.

Higher-Risk Loans

The Bank does not have any significant exposure to higher-risk loans. The loan portfolio is focused on retail banking with a medium-low risk profile and with broad diversification by segment. 48% of the Bank´s net customer loans are secured, mostly by real estate collateral.

Mortgages to individuals represent approximately 24% of the Bank´s net customer loans, with a low risk profile, low non-performing loans ratios and an adequate coverage ratio.

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

The Bank’s sovereign exposure is mostly in pesos. This exposure is recognized in the consolidated balance sheet and concentrated 46% in short and medium-term maturities.

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

c)   Trading market risk, structural and liquidity risk

1.    Activities subject to market risk and types of market risk

Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; the liquidity risk from the Bank’s products and markets, and the balance-sheet liquidity risk. Therefore, they include trading risks and structural risks:

●	Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Bank as a whole. It can affect loans, deposits, debt securities, most assets and liabilities in the trading books and financial derivatives, among others.
●	Inflation rate risk arises from movements in inflation that can reduce the value of a financial instrument, a portfolio or the Bank as a whole. It can affect instruments such as loans, debt securities and financial derivatives, where the return is linked to future inflation values or to a change in the current rate.
●	Exchange rate risk is the possibility of loss because the currency of a long or open position will depreciate against the base currency.
●	Equity risk is the possibility of loss from open positions in securities if their market price or expected future dividends fall. It affects shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, among others.).
●	Credit spread risk is the possibility of loss from open positions in fixed-income securities or credit derivatives if their yield curve, or the recovery rate of their issuer or type change. A spread is the yield difference between financial instruments against a benchmark (e.g. the internal rate of return (IRR) of government bonds and interbank interest rates).

●	Volatility risk is the possibility of loss caused by movements in interest rates, exchange rates, the stock market, credit spreads and other risk factors affecting portfolio value. It is inherent to all financial instruments whose value considers volatility (especially options contracts)

Financial derivative contracts (such as options, futures, forwards and swaps) can mitigate market risks partially or fully.

Additionally, other more complex hedging market risks are considered, such as correlation risk, market liquidity risk, prepayment or cancellation risk, and underwriting risk.

Balance sheet liquidity risk (unlike market liquidity risk) is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the Bank meets its payment obligations late or at excessive cost. It can cause losses by forced asset sales or impacts on margins due to the mismatch between expected cash inflows and outflows.

Pension and actuarial risks also depend on market variables.

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

For Theoretical P&L backtesting and for the total portfolio, the results are as follows:

In 2020, there were two exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2020, there were one Value at Earnings (VaE) break (i.e., days when the daily gain exceeded VaE).

In 2021, there was one exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2021, there were four VaE break (i.e., days when the daily gain exceeded VaE).

In 2022, there was one exception to 99% VaR (i.e., days when the daily loss exceeded VaR). During 2022, there was one VaE breaks (i.e., days when the daily gain exceeded VaE).

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

Debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case because of the Bank’s risk that the counterparties assume in OTC financial derivatives.

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

Average daily Total VaR increased by 99 million pesos with respect to 2019. This increment was concentrated in interest rate VaR, where the average daily increased from 43 million pesos to 86 million pesos. The average daily equity VaR and exchange rate VaR increased from 3 million pesos to 5 million pesos and 41 million pesos to 127 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that VaR during 2020 remained at levels below the limit of 277 million pesos. During the first semester of 2020, the average daily total VaR was 181 million pesos. VaR stayed in levels between 55 million pesos and 378 million pesos.This was a result of great uncertainty and high volatility in local and global markets due to the COVID-19 pandemic.

During the second semester of 2021, the average daily Total of VaR was 150 million pesos. VaR stayed in levels between 70 million pesos and 207 million pesos in the second semester, as a result of lower volatility observed in the different risk factors (foreign exchange and interest rates). The reduction in volatility was because the participants in the market, reducing the uncertainty and effects that it would cause on different markets, could assimilate the impact of the COVID-19 pandemic.

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

The risk assumption profile, in terms of VaR and results, showed that the levels of VaR for the majority of 2021 remained at levels below the limit of 239 million pesos. During the first semester of 2021, the average daily total VaR was 54 million pesos and during the second semester of 2021, the average daily Total VaR was 46 million pesos, VaR stayed in levels between 24 million pesos and 85 pesos. in the second semester, as a result of interest rates increase expectation and volatility in the movements at foreign exchange risk factor.

The average daily Total VaR of the Bank’s market trading operations in 2022 stood at 41 million pesos, lower than that for 2021 at 50 million pesos. In 2022, the changes in VaR were due mainly to changes in the interest rate risk factor as a result of the trading book’s strategy. VaR modeling did not change during 2022. At the end of December 2022, VaR stood at 41 million pesos.

Average daily Total VaR decreased by 9 million pesos with respect to 2021. This decrement was concentrated in interest rate VaR, where the average daily decreased from 51 million pesos to 38 million pesos. The average daily equity VaR and exchange rate VaR decreased from 2 million pesos to 1 million pesos, and 14 million pesos to 15 million pesos, respectively.

The risk assumption profile, in terms of VaR and results, showed that the levels of VaR for the majority of 2022 remained below at levels below the limit of 208 million pesos. During the first semester of 2022, the average daily total VaR was 43 million pesos. VaR stayed in levels between 26 y 103 million pesos as a result of the interest rates increase expectations and foreign exchange volatility. VaR volatility is derived from the Russian – Ukraine conflict.

During the second semester of 2022, the Mexican Central Bank aggressively increased the interest rates to target the high inflation levels and did not lower the interest rates levels for the remainder of 2022. As a result, the average daily total VaR was 38 million pesos, VaR stayed in levels between 25 million pesos and 57 million pesos.

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

Notwithstanding the aforementioned, the Bank has maintained frequent issuance activity in the wholesale funding markets during 2022 in order to continue strengthening their liquidity position and presence in the markets.

All these actions have contributed to strengthen the Bank’s balance sheet and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during 2022 were:

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

Limits management and control systems

The policies of senior management dictate mechanisms to monitor and control structural risk according to regulatory requirements and the Bank’s risk appetite. The mechanisms consider sub-types of structural risk and their implications, contingencies and interrelations.

The Structural Risk function’s role in the second line of defense is to ensure structural risks are understood, controlled and reported to senior management according to established governance:

o	It sets interest rate risk metrics and reviews and challenges structural risk appetite and limits proposed by the first line of defense.
o	It oversees the first line of defense’s structural risk management and checks compliance with set limits.
o	It regularly reports on risk profile to senior management and issues guidelines to business lines about measures it deems necessary.

o	It evaluates and challenges commercial proposals and gives senior management information to understand the interest rate risk of the Bank’s businesses and operations.
o	It confirms proper structural risk procedure, in addition to formulating and overseeing models and policies.

Like market risk, structural risk also has an annual plan framework to set structural balance sheet risk limits according to risk appetite.

The main limits are:

●	Balance sheet structural interest rate risk:
-	Limit on the sensitivity of net interest income over a one-year horizon.
-	Limit on the sensitivity of the value of equity.
-	Limit on the market value of Asset-Liability Committee (ALCO) portfolios under stress scenarios and that given their accounting classification (fair value with changes in equity) could have an impact on shareholders' equity.
●	Structural exchange rate risk:
-	Limit on the net permanent position of the core capital ratio.
-	Limit on individual hedge required for each currency.

Business lines’ risk managers must prove explanations for potential limit and sub-limit breaches as well as an action plan to correct them.

Methodologies and other key details

a) Structural interest rate risk

As part of structural risk, interest rate risk in the banking book (IRRBB) is the main source of balance sheet risk.

The Bank measures the potential impact of interest rate movements on Economic Value of Equity (EVE) and Net Interest Margin (NIM). Because changing rates may generate impacts, the Bank must manage and control many subtypes of interest rate risk, such as repricing risk, curve risk, basis risk and option risk (e.g. behavioral or automatic). Interest rate risk in the balance sheet and market conditions and outlooks could necessitate certain financial measures to achieve the Bank's desired risk profile. The metrics that the Bank uses to monitor IRRBB include NIM and EVE sensitivity to interest rate movements.

b) Interest rate gap on assets and liabilities

This is the basic concept for identifying the Bank’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the Bank’s balance sheet and its net interest income and equity value to changes in interest rates.

c) Net interest income sensitivity

NIM is calculated as the difference between income from interest on assets and the interest cost of liabilities in the banking book over a given time horizon of one year. NIM sensitivity is the difference between the NIM calculated under a selected scenario and the NIM calculated under a base scenario. Therefore, there may be as many NIM sensitivities as there are scenarios considered. This metric allows for the identification of short-term risks, and it is complementary to the EVE sensitivity.

d) Economic value of equity sensitivity

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

5. Structural balance sheet risks key metrics

The market risk profile inherent to the Bank’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income, remained moderate in 2022, in line with previous years.

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

Structural interest rate risk

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2020 under 1,000 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2020, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,700 million pesos.

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

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2021 under 350 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2021, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 3,000 million pesos.

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

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	107,529	40,153	36	—	—	—	—	—	67,340
Loans	1,011,713	415,520	56,759	41,235	52,466	147,987	82,115	203,678	11,953
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	4,368	—	—	—	—	—	—	—	4,368
Securities	592,439	87,765	44,143	15,045	9,531	138,771	127,591	43,135	126,458
Permanent	18,931	—	—	—	—	—	—	—	18,931
Other Assets	2,550,757	—	—	—	—	—	—	—	2,550,757
Total Balance Sheet Assets	4,285,737	543,438	100,938	56,280	61,997	286,758	209,706	246,813	2,779,807
Money Market	(237,962)	(136,942)	(203)	(119)	(37)	(6)	—	—	(100,655)
Deposits	(773,147)	(316,556)	(25,179)	(8,115)	(104,567)	(152,067)	—	(166,663)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(207,558)	(45,398)	(2,677)	(6,338)	(26,383)	(37,397)	(62,168)	(7,745)	(19,452)
Equity	(165,539)	—	—	—	—	—	—	—	(165,539)
Other Liabilities	(2,577,883)	—	—	—	—	—	—	—	(2,577,883)
Total Balance Sheet Liabilities	(3,962,089)	(498,896)	(28,059)	(14,572)	(130,987)	(189,470)	(62,168)	(174,408)	(2,863,529)
Total Balance Sheet Gap	323,648	44,542	72,879	41,708	(68,990)	97,288	147,538	72,405	(83,722)
Total Off-Balance Sheet Gap	16,348	85,733	(353)	(7,870)	5,373	936	(52,397)	(15,036)	(38)
Total Structural Gap		130,275	72,526	33,838	(63,617)	98,224	95,141	57,369	(83,760)
Accumulated Gap	—	130,275	202,801	236,639	173,022	271,246	366,387	423,756	339,996

The interest rate risk in the balance sheet management portfolios, measured in terms of NIM sensitivity at one year to a parallel increase of hundred basis points in the yield curve, remained stable throughout 2022 under 500 million pesos, mainly due to the short-term re-pricing of the loan portfolio. At the end of December 2022, the risk consumption measured in terms of hundred basis points MVE sensitivity stood under 2,500 million pesos.

The table below shows in millions of pesos the distribution of interest rate risk by maturity as of December 31, 2022. The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts are determined based on the contractual spread for each period thereafter.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	130,928	47,853	—	—	—	—	—	—	83,075
Loans	1,156,551	457,396	62,232	47,152	72,844	191,785	105,972	185,834	33,336
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	4,287	—	—	—	—	—	—	—	4,287
Securities	606,595	20,336	74,919	13,451	16,256	130,150	146,119	25,853	179,511
Permanent	12,794	—	—	—	—	—	—	—	12,794
Other Assets	2,830,134	—	—	—	—	—	—	—	2,830,134
Total Balance Sheet Assets	4,741,289	525,585	137,151	60,603	89,100	321,935	252,091	211,687	3,143,137
Money Market	(232,148)	(126,156)	(70)	(33)	(52)	(18)	—	—	(105,819)
Deposits	(852,714)	(282,371)	(30,164)	(30,052)	(103,999)	(203,423)	—	(202,705)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(234,697)	(75,556)	(6,376)	(11,100)	(32,087)	(45,344)	(24,593)	(10,276)	(29,365)
Equity	(166,838)	—	—	—	—	—	—	—	(166,838)
Other Liabilities	(2,794,488)	—	—	—	—	—	—	—	(2,794,488)
Total Balance Sheet Liabilities	(4,280,885)	(484,083)	(36,610)	(41,185)	(136,138)	(248,785)	(24,593)	(212,981)	(3,096,510)
Total Balance Sheet Gap	460,404	41,502	100,541	19,418	(47,038)	73,150	227,498	(1,294)	46,627
Total Off-Balance Sheet Gap	111,813	134,000	1,336	2,524	9,324	(2,520)	(117,351)	(11,824)	96,324
Total Structural Gap		175,502	101,877	21,942	(37,714)	70,630	110,147	(13,118)	142,951
Accumulated Gap		175,502	277,379	299,321	261,607	332,237	442,384	429,266	572,217

Structural foreign exchange rate risk

Structural exchange rate risk arises from Bank’s transactions in foreign currencies.

The management of this risk is dynamic and seeks to limit the impact on the core capital ratio of foreign exchange rate movements.

In 2022, hedging of the core capital ratio for foreign exchange rate risk were kept under established limits. The Bank´s objective is to maintain the structural exchange-rate risk hedged with a management limit established by each foreign currency where the entity is exposed to, aligned with the correspondent positions.

Structural equity risk

The Bank maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage owned or control.

As of December 31, 2022, the Bank does not maintain any equity positions in its banking book.

6.   Liquidity risk management

The Liquidity risk function’s role in the second line of defense is to ensure liquidity risks are understood, controlled and reported to senior management and across the Bank according to established governance:

o	It determines liquidity risk and provides detailed measurements of current and emerging risks.
o	It sets liquidity risk metrics, and reviews and challenges liquidity risk appetite and limits proposed by the first line of defense.
o	It oversees the first line of defense’s liquidity risk management; measures how long business will remain within risk appetite limits; and checks compliance with liquidity risk limits.
o	It reports to governing bodies on risk, risk appetite and exceptions.
o	It evaluates and challenges commercial and business proposals, and gives senior management and business units the information they need to understand the Bank’s liquidity risk.
o	It provides a comprehensive overview of our liquidity risk exposure and profile.
o	It makes sure the liquidity risk procedures in place are appropriate to manage business within risk appetite limits.

Methodologies and key other key details

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

e) Other liquidity indicators

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

f) Liquidity scenario analysis

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

g) Liquidity early warning indicators (EWI)

The system of liquidity early warning indicators (EWI) comprises quantitative and qualitative indicators that enable the Bank to foresee liquidity stress situations and potential weaknesses in the Bank’s funding and liquidity structure. EWI are both external (environmental) and internal, respectively relating to market financial variables and to the Bank’s own actions.

h) Intraday liquidity metrics

The Bank follows Basel regulation and calculates several metrics and stress scenarios for intraday liquidity risk to maintain a high level of control.

7.   Liquidity risk key metrics

The Bank has a strong liquidity and financing position and maintains large buffers of highly liquid assets.

Since the beginning of the COVID-19 pandemic, liquidity has been closely monitored and preventive management measures were carried out to strengthen it.

As of December 31, 2022, the Bank’s LCR ratio was 196.60%, complying with the Bank´s desired risk profile and well above the regulatory minimum established.

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

Hence, for long-term liquidity, the regulatory metric NSFR remained above the regulatory requirement and internal risk appetite.

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

The table below shows in millions of pesos the distribution of the liquidity risk by maturity as of December 31, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments.

The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0 - 1 Months	1 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	3 - 5 Years	> 5 Years	Not Sensitive

Money Market	134,410	51,335	—	—	—	—	—	—	83,075
Loans	1,156,553	75,674	118,921	99,078	140,331	310,763	145,584	232,864	33,338
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	4,287	—	—	—	—	—	—	—	4,287
Securities	606,595	10,347	69,040	1,550	16,256	137,928	149,530	42,434	179,510
Permanent	12,794	—	—	—	—	—	—	—	12,794
Other Assets	2,830,134	—	—	—	—	—	—	—	2,830,134
Total Balance Sheet Assets	4,744,773	137,356	187,961	100,628	156,587	448,691	295,114	275,298	3,143,138
Money Market	(235,631)	(126,156)	(667)	(1,199)	(1,322)	(467)	—	—	(105,820)
Deposits	(852,726)	(255,400)	(38,223)	(41,931)	(24,700)	(69,164)	(53,900)	(369,408)	—
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(234,698)	(7,557)	(16,327)	(27,461)	(44,947)	(59,249)	(38,701)	(11,091)	(29,365)
Equity	(166,838)	—	—	—	—	—	—	—	(166,838)
Other Liabilities	(2,794,488)	—	—	—	—	—	—	—	(2,794,488)
Total Balance Sheet Liabilities	(4,284,381)	(389,113)	(55,217)	(70,591)	(70,969)	(128,880)	(92,601)	(380,499)	(3,096,511)
Total Balance Sheet Gap	460,392	(251,757)	132,744	30,037	85,618	319,811	202,513	(105,201)	46,627
Total Off-Balance Sheet Gap	104,840	(20,129)	(987)	2,642	2,943	4,516	224	3,639	111,991
Total Structural Gap		(271,886)	131,757	32,679	88,561	324,327	202,737	(101,562)	158,618
Accumulated Gap		(271,886)	(140,129)	(107,450)	(18,889)	305,438	508,175	406,613	565,231

d)   Capital risk

1.    Introduction

The Bank defines Capital Risk as the risk of lacking sufficient capital, either quantitatively or qualitatively, to fulfil its business objectives, regulatory requirements, or market expectations.

The second line of defense has to independently challenge business and first-line risk management activities by:

•Supervising capital policies, planning, and adequacy exercises through a review of the main components affecting the capital ratios.

•Defining and monitoring key metrics to calculate the Bank’s regulatory capital, setting tolerance levels and analyzing significant variations, as well as single transactions with impact on capital.

•Reviewing and challenging the execution of capital actions proposed in line with capital planning and risk appetite.

Capital Risk function, which is part of the second line of defense, controls and oversees first-line capital management. It checks that the capital adequacy and coverage match the Bank’s risk profile. It also approves and monitors transactions that could be significant risk transfers.

Capital risk control is part of the general risk framework as well as of the Bank's capital framework and model. It brings together a range of processes, such as capital planning and adequacy, and the subsequent budget execution and monitoring, alongside the ongoing measurement of capital and the reporting and disclosure of capital data.

Supervision of capital planning and adequacy exercises

The Capital Risk function challenges capital planning and adequacy exercises to ensure that capital is consistent with the established risk appetite and risk profile. It has the following fundamental objectives:

•Ensure that the credit, market and operational risks to which the Bank is subject to in the course of its activity, are monitored.

•Check that the methodologies and assumptions used in these planning processes are within the internal and external regulatory scope.

•Verify that results and outcomes are reasonable and consistent with the business strategy, and the macroeconomic and financial system environment.

•Assess the consistency between the assumptions and outcomes of different exercises.

This function is implemented according to the following phases:

i.Definition of scope

ii.Information requirement and quality check

iii.Qualitative analysis

iv.Quantitative analysis

v.Conclusions and disclosure

If deemed necessary, a discussion of these conclusions will be proposed in the appropriate committee.

Ongoing supervision of capital measurement

Ongoing supervision of the measurement of the Bank’s regulatory capital, ensures an appropriate capital risk appetite.

For this purpose, the second line function conducts a qualitative analysis of the regulatory and supervisory framework and an ongoing review of the Bank’s appetite and specified thresholds.

Moreover, ongoing monitoring of compliance with the capital risk appetite is conducted aiming to maintain capital levels above the regulatory requirements and market expectations.

To fulfil this function, the following phases have been established:

i.Definition of metrics and thresholds

The set of metrics and thresholds that are used in the supervision process are defined to enable adequate capital risk monitoring and control. These are specified on an annual basis.

The metrics consist of:

•Primary metrics: Risk aggregated metrics under Board of Directors’ direct control that express the Bank’s risk profile.

•Secondary metrics: these include a more extensive breakdown of primary metrics and allow more granularity and risk appetite management.

•Monitoring metrics: these provide a more detailed analysis.

Thresholds are set for primary and secondary metrics, which if breached, trigger a more detailed analysis and an explanation of the causes of the breach.

ii.Preliminary analysis

This analysis comprises the main qualitative issues that may affect the Bank’s solvency, such as process governance and regulatory framework changes. The analysis includes a review of available information, a qualitative assessment of the latest regulatory changes, and a review of pending recommendations given by corresponding committees.

iii.Measurement assessment

Based on the information received (after being deemed as sufficient), the Capital Risk function analyzes the metrics defined in the process, according to the following procedure:

•Determines the scope of the assessment.

•Reviews primary and secondary metrics to detect variations that exceed the defined thresholds, and where they do, perform a detailed analysis of the causes and analyses supplementary metrics.

•If the origin of the breach lies in a specific business unit, more detailed information is requested, in order to find its specific causes.

•Incidents detected must be analyzed in terms of their causes (change in volumes, changes in the profile, one-off events, capital actions, etc.) and discussed with the corresponding function involved.

iv.Conclusions and disclosure

The governance body responsible for capital risk discusses the report containing the conclusions. In addition, the report may be proposed for discussion in the corresponding committees..

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

As of December 31, 2022, the Bank met the minimum capital requirements established by current legislation.

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

As of December 31, 2022, the leverage ratio for the Bank is 7.13%.

Systemic important bank

On April 29, 2016, the Bank was appointed by the CNBV as a systemic important bank, assigning a Grade III of systemic importance. As a result, the Bank should progressively constitute in four years a capital preservation supplement of 1.20%, starting in 2016.

As of December 31, 2022, the Bank constituted 100% of the required capital preservation supplement.

e)   Operational risk

Regarding operational risk, the Bank has policies, procedures and methodologies for the identification, control, mitigation, surveillance and disclosure of operational risks.

For the identification and grouping of operational risks, the different categories and lines of business defined by the regulatory entities are used. The methodology is based on the identification and documentation of risks, controls and related processes and uses quantitative and qualitative tools such as self-assessment questionnaires, the development of historical databases and operational risk indicators, etc., both for control and mitigation and disclosure thereof

1.    Introduction

Operational risk is defined as the potential loss due to failures or deficiencies in internal controls, due to errors in the processing and storage of operations or in the transmission of information, as well as adverse administrative and judicial resolutions, fraud or theft. It covers other risk categories such as technological risk, cyber-risk and legal or conduct risk.

a) Technological risk is defined as the potential loss due to damage, interruption, alteration or failure derived from the use of hardware, software, systems, applications, networks and any other information transmission channel in the provision of banking services to customers of the institution.

b) Legal risk is defined as the potential loss due to non-compliance with the applicable legal and administrative provisions, the issuance of unfavorable administrative and judicial resolutions and the application of sanctions, in relation to the Operations that the Institution carries out.

Operational risk is generated in all businesses and support areas and it is inherent in all products to manage and control the operational risks generated by their activities. The operational risk control and management model is based on a continuous process to identify, assess and mitigate sources of risk, regardless of whether they have materialized or not, guaranteeing that risk management priorities are adequately established.

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

Management

The main activities for effective operational risk management are:

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

In addition, if the event reach severity levels which could be considered as “Business as Usual (BAU) alert” situation or worst (“Silver” or “Gold” level special situations), as defined within the “Comprehensive Management Model for Special Situations”, the escalation and management procedures established in the Bank’s special situations management policy will be also activated.

d)	Testing and Maintenance
●	CNBV, the Mexican Central Bank and Internal Audit are informed periodically of the results of the Business continuity plan (BCP) and Data recovery plan (DRP) exercises.
●	All plans are tested once a year.
●	Our alternate operations sites (CAT by its Spanish acronym) is tested every year.
●	High availability tests are performed periodically.
●	The Bank performs programed maintenance to BCP at least once a year to ensure that the plans are updated.
●	Continuous updates to BCP and DRP are made in case of changes in the Bank’s organizational structure, technology infrastructure and human resources.

3.   Key metrics

Operational risk profile was stable during 2022.

The COVID-19 pandemic generated to an increase in the inherent operational risk exposure, although the Bank implemented additional controls in order to maintain operational risk levels prior to the COVID-19 health crisis and reinforce the existing ones. The Bank continues monitoring the impact of the COVID-19 pandemic in the risk profile and existing control environment.

The following aspects were considered a management focus during 2022:

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

The following functions are in place for the adequate control and management of regulatory compliance risks:

●	Application and interpretation of the GCC and other codes and rules and regulations that implement it, including oversight of the corporate defense model and promotion of the Bank’s Whistleblowing channel model.
●	Development and application of policies and rules aimed at preventing market abuse, paying special attention to the use of common methodologies and corporate tools.
●	Control and supervision of regulations related to: (i) markets, mainly, Stock Markets Law (Ley del Mercado de Valores) and applicable orders, Regulation EU 648/2012 on OTC financial derivatives, central counterparties and trade repositories (EMIR), US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd Frank Act) and Section 619 of the Dodd-Frank Act (Volcker Rule) and (ii) data management, Foreign Account Tax Compliance Act (FATCA) and the Common Reporting Standard (CRS) approved by the Organization for Economic Co-operation and Development (OECD) Council on July 15, 2014.
●	Disclosure of relevant Bank’s information (material facts).

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

As a part of the second line of defense, the Financial Crime Compliance (FCC) function ensures that risks are managed in accordance with the risk appetite defined by the Bank and promotes a strong risk culture through the organization. The FCC function is ultimately responsible for supervising and coordinating the FCC systems in collaboration with the business units and control areas, requiring the implementation of the necessary programs, measures and enhancements.

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

Additionally, the Bank has increased focus on the impact of climate risk in relation to market, structural and liquidity risk, which arise from the possibility that changes in climate may adversely affect the value of a financial instrument, a portfolio or the Bank as a whole. This risk may have an impact both on financial instruments fair value or portfolios and on the Bank's liquidity. The Bank measures this risk through stress scenarios for both market and liquidity risk, which arises from the possibility that climate change may adversely affect the value of a financial instrument, a portfolio or the Bank as a whole.

As of December 31, 2022, the Bank has not identified any material impact related to climate change in the consolidated financial statements.

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

49. Associated entities and consolidated subsidiaries

a) Associated entities

Following is a summary of the balance sheet on the associated entity as of December 31, 2021:

2021

Current assets	5,678
Non-current assets	3,549
Current liabilities	(6,119)
Non-current liabilities	(31)
Net assets	3,077

Following is a summary of the income statement on the associated entity as of December 31, 2021:

2021

Revenue	2,399
Expenses	(1,728)
Operating profit before tax	671
Income tax	(178)
Profit for the year	493

As of December 31, 2021 and 2022 the income accounted by the equity method recognized in the consolidated income statement was 200 million pesos and 182 million pesos, respectively.

The table below provides the reconciliation of the carrying amount of the investment in associated entities recognized in the consolidated balance sheet as of December 31, 2021:

2021

Reconciliation to carrying amount:
Net assets on investment date	2,584
Profit for the period	493
Closing net assets	3,077
Bank’s share in associated entity (percentage)	49%
Bank’s share in associated entity	1,508
Goodwill	669
Sale of merchant contracts	(784)
Other adjustments	(13)
Carrying amount as of December 31	1,380

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

b) Composition of the Bank

The subsidiaries of Banco Santander México, all of which have been included in the consolidated financial statements as of December 31, 2022, are as follows:

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

The total non-controlling interest recognized in the consolidated balance sheet as of December 31, 2022, amounts to 62 million pesos.

Information in respect to non-controlling interest is presented in Note 27.

c)   Significant restrictions

The Bank has the following significant restrictions on its ability to access or use the consolidated assets and settle the consolidated liabilities as of December 31, 2022:

●	Compulsory deposits with the Central Bank

Compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Central Bank based on a percentage of deposits received by third parties. The amount of this compulsory deposit is 23,978 million pesos (see Note 6).

●	Reverse repurchase agreements

121,859 million pesos of debt instruments have been received as collateral in connection with reverse repurchase agreement transactions (see Notes 7 and 11).

●	Repurchase agreements

119,213 million pesos of Mexican government securities (M Bonds, BPATS, UMS and other debt securities) classified as financial assets at fair value through other comprehensive income have been pledged in connection with repurchase agreements transactions (see Note 8).

86,052 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with repurchase agreement transactions (see Note 8).

7,720 million pesos of BREMS R classified as financial assets at amortized cost have been pledged in connection with repurchase agreements transactions (see Note 8).

●	Debt instruments

2,211 million pesos of Special CETES in connection with the program of credit support and additional benefits to Mexican States and Municipalities and the support program for housing loan debtors, which can only be repurchased by the Central Bank (see Note 8).

7,799 million pesos of BREMS R that can only be acquired by Mexican banks through auctions carried out by the Central Bank as well as through repurchase agreement transactions between them or between Mexican banks as per the provisions established by the Central Bank (see Notes 3.4 and 8).

●	Securities loans

410 million pesos of equity instruments pledged in connection with securities loans transactions (see Note 9).

1 million pesos of equity instruments have been received in connection with securities loan transactions (see Note 9).

●	Collaterals in financial derivatives transactions traded in organized markets

6,530 million pesos of loans and advances to customers have been pledged in connection with financial derivatives traded in organized markets (see Note 11).

●	Collaterals in OTC financial derivatives transactions

14,585 million pesos of loans and advances to credit institutions have been pledged in connection with OTC financial derivatives transactions (see Note 7).

1,417 million pesos of debt instruments classified as financial assets at fair value through profit or loss have been pledged in connection with OTC financial derivatives transactions (see Note 8).

15,676 million pesos of deposits from credit institutions and customer deposits have been received in connection with OTC financial derivatives transactions (see Note 32).

5,660 million pesos of debt instruments have been received in connection with OTC financial derivatives transactions (see Note 32).

●	Earnings distribution

The Bank has restrictions on earnings distribution related to the legal reserve of 16,365 million pesos that include 13,971 million pesos in legal reserve of Banco Santander México (see Note 45). In addition, the Bank is restricted from distributing dividends that will result in non-compliance with minimum capitalization requirements established by the CNBV (see Note 30).

●	Loans to other entities within the Bank

The Bank granted a loan to Santander Consumo and Santander Inclusion Financiera for 69,785 million pesos and 485 million pesos, respectively, which were eliminated from the consolidated balance sheet for consolidation purposes.

d)  Financial support

The Bank did not give any financial support to a consolidated structured entity during 2021 and 2022.

*****